Form 20-F
period 2002-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2003-06-27
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

Commission file number 33-65728 / 33-99188 / 333-10068

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

CHILE
(Jurisdiction of incorporation or organization)

El Trovador 4285 Piso 6, Santiago, Chile (562) 425-2000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Series A & B shares, in the form of American Depositary shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares	142,819,552
Series B shares	120,376,972

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES	NO

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

Back to Contents

This form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the private securities litigation reform act of 1995. These statements appear throughout this form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning: (i) the Company's capital investment program and development of new products, (ii) trends affecting the Company's financial condition or results of operations, (iii) the future impact of competition; (iv) any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and (v) other statements contained in this form 20-F that are not historical facts. Such forward-looking statements are not guarantees of future performance an d involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this form 20-F, including, without limitation, the information under "Item 4: Information on the Company" and "Item 5: Operating and Financial Review and Prospects"

Presentation of Information. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

Each kilometer equals approximately 0.6214 miles, each hectare equals approximately 2.4710 acres, each cubic meter equals approximately 35.3147 cubic feet and each metric ton equals 1,000 kilograms or approximately 2,205 pounds.

Sociedad Química y Minera de Chile S.A. will provide without charge to each person to whom this Annual Report is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Sociedad Química y Minera de Chile S.A., El Trovador 4285 Piso 6, Santiago, Chile, Attention: Investor Relations Department. Telephone requests may be directed to (562) 425 2000 and facsimile requests may be directed to (562) 425 2493.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information for Sociedad Quimica y Minera de Chile S.A. and one or more of its subsidiaries, as applicable, (the “Company” or “SQM”) for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company for each year in the five-year period ended December 31, 2002. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 28 to the Audited Financial Statements for December 31, 2002 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity as of and for the years ended December 31, 2002, 2001 and 2000.

Back to Contents

	Year ended December 31

	1998	1999	2000	2001	2002

Income Statement Data:	(In millions of US$) (1)
Chilean GAAP
Total Revenues	505.7	493.7	501.8	526.4	553.8
Operating Income	74.4	83.0	67.3	73.7	82.7
Non-operating results, net	1.9	(28.4)	(32.8)	(29.2)	(29.8)
Net income	67.2	48.1	27.1	30.1	40.2
Net earnings per share (2)	0.28	0.19	0.10	0.11	0.15
Net earnings per ADS (2)	2.75	1.85	1.03	1.14	1.53
Dividend per share (3)(4)	0.127	0.091	0.051	0.056	0.076

Weighted average shares
Outstanding (000s) (2)	244,331	258,683	263,197	263,197	263,197

U.S. GAAP (4)
Total Revenues	505.7	493.8	501.8	526.4	553.8
Operating Income	80.0	87.5	71.5	74.6	88.2
Non-operating results, net	1.9	(33.3)	(38.7)	(40.9)	(26.4)
Effect of change in accounting	—	—	—	—	0.5
principles
Net income	67.1	41.0	24.6	24.4	46.9
Basic and diluted earnings per share	0.28	0.16	0.09	0.09	0.18
Basic and diluted earnings per ADS	2.75	1.59	0.94	0.93	1.78

Weighted average shares
Outstanding (000s)	244,331	258,683	263,197	263,197	263,197

Balance Sheet Data:
Chilean GAAP:
Total assets	1,409.5	1426.1	1,402.3	1,413.4	1,322.3
Long-term debt	445.1	405.9	400.0	412.0	324.0
Total shareholders' equity	780.5	824.4	824.1	831.7	849.7
Capital Stock	439.3	477.4	477.4	477.4	477.4

U.S. GAAP
Total assets	1,351.8	1,373.6	1,327.8	1,354.8	1,274.6
Long-term debt	446.8	403.0	400.0	412.0	324.00
Total shareholders' equity	663.9	713.9	712.3	721.4	747.3
Capital Stock	441.2	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 28 to the Audited Financial Statements of December 31, 2002.

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2)	There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.

(3)	Dividends per share are calculated based on 244,331 thousand shares outstanding for the period ended December 31, 1998, based on 258,683 thousand shares for the period ended December 31, 1999 and based on 263,197 thousand shares for the periods ended December 31, 2000, 2001 and 2002.

(4)	Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; therefore dividends per share have not been calculated under U.S. GAAP.

Back to Contents

EXCHANGE RATES

Prior to 1989, Chilean law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile, the "Central Bank". The Ley Orgánica Constitucional del Banco Central de Chile No. 18,840, the “Central Bank Law”, enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange.

The Central Bank Law now provides that the Central Bank may determine that certain purchases and sales of foreign exchange specified by law must be carried out exclusively in the Formal Exchange Market. The Formal Exchange Market is formed by the banks and other entities authorized by the Central Bank. All payments and distributions with respect to the New ADSs described herein must be transacted exclusively in the Formal Exchange Market.

For the purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo), the "Reference Exchange Rate". The Reference Exchange Rate is determined daily by the Central Bank, taking into account internal and external inflation and is adjusted daily to reflect variation in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the euro. The purpose of the Reference Exchange Rate is to establish the range of spot market exchange rates at which transactions may occur, while the Observed Exchange Rate is the average exchange rate at which transactions are actually carried out in the Formal Exchange Market on a particular day. Authorized transactions by banks are generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. In June 1998, the Central Bank narrowed the band for transactions in the Formal Exchange Market to 3.5% in the case of purchases and 2% in the case of sales. In September 1998, the Central Bank widened the band for transactions in the Formal Exchange Market to 3.5% in the case of sales and introduced a formula on which the band increases daily by a fixed amount. In December 1998, the Central Bank widened the band for transactions in the Formal Exchange Market to 8% and maintained the formula for the expansion of th e band introduced in September 1998. In January 1999, the Central Bank replaced the German mark with the euro in its formula to determine the Reference Exchange Rate. In September 1999, the Central Bank decided to suspend its formal commitment to the band, but agreed to intervene in the market by buying or selling foreign exchange on the Formal Exchange Market only in exceptional cases.

The Central Bank is authorized to carry out its transactions at the Reference Exchange Rate and at the spot market rate. It generally carries out its transactions at the spot market rate. However, when commercial banks request to buy dollars from the Central Bank or request to sell dollars to the Central Bank, the Central Bank is authorized to apply an increase in the rate with respect to the Reference Exchange Rate for its sales or a decrease in the rate with respect to the Reference Exchange Rate. Authorized transactions by banks are generally transacted at the spot market rate.

Purchases and sales of foreign exchange that may be carried out outside the Formal Exchange Market can be carried out in the Informal Exchange Market, which is a recognized currency market in Chile. The Informal Exchange Market and its predecessor, the "Unofficial Market," reflect the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1992, the difference between the Formal Exchange Market and the Informal Exchange Market has narrowed, particularly as a result of measures taken to liberalize the Formal Exchange Market during 1996 and 1997.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Back to Contents

On June 5, 2003, the Observed Exchange Rate was Ch$713.16 = US$1.00.

Observed Exchange Rate (1)

Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End
	Ch$ per US$

1993	382.12	431.04	406.50	428.47
1994	397.87	433.69	418.86	402.92
1995	368.75	418.98	397.83	406.91
1996	402.25	424.97	413.84	424.87
1997	411.85	439.81	420.64	439.18
1998	439.18	475.41	462.20	472.41
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	634.76	654.79
2002	641.75	756.56	692.32	718.61
December 2002	692.94	718.61	702.71	718.61
January 2003	709.22	738.87	723.28	736.15
February 2003	733.10	755.26	745.92	750.28
March 2003	725.79	758.21	742.93	731.56
April 2003	704.42	729.78	716.96	704.42
May 2003	694.22	714.10	704.06	714.10

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)	The monthly average rate is calculated on a day-to-day basis for each month. Source: Central Bank of Chile

CAPITALIZATION AND INDEBTEDNESS
Not applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable

Back to Contents

RISK FACTORS

The Company’s operations are subject to certain risk factors that may affect SQM’s financial condition or results of operations. Some of these factors are mentioned below, but for a discussion of certain considerations not typically associated with investing in the securities of United States companies, the reader is referred to the discussion under Risk Factors of the Prospectus included in the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on March 1, 1999 (File Nº 333-10068), which is hereby incorporated by reference.

Chilean legal and political framework. The prospects and results of operations of the Company could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which the Company has no control.

Interest rates. As of December 31, 2002, the Company had 41% of its long term financial debt priced at a variable rate and 59% at a fixed rate. The variable rate debt consists of two syndicated loans for an aggregate amount of US$140 million priced at Libor plus a spread and is subject to the Libor fluctuations. As of December 31, 2002, to lessen the risks related to Libor rate variations, the Company had a variable-to-fixed interest rate swap to cover fluctuations of US$124.8 million. The maturity date of this swap was February 23, 2003, after which the Company did not renew it nor extend it. SQM maintains the majority of its short-term debt priced at Libor plus a spread, for which the Company does not maintain any derivative contract to protect itself from fluctuations in the rate.

Exchange rates. Although the U.S. dollar is the primary currency in which SQM transacts its businesses, the Company’s operations throughout the world expose it to exchange rate variations for non-U.S. dollar currencies. Therefore fluctuations in the exchange rate of such local currencies to the U.S. dollar may affect SQM’s financial condition and results of operations. To lessen these effects, SQM maintains forward contracts to protect most of the net difference between its principal assets and liabilities, for currencies other than U.S. dollar, from fluctuations in exchange rates. These contracts are renewed monthly depending on the amounts in each currency that must be covered. Aside from this, SQM does not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the Euro. The Company estimates ann ual sales in Euro and secures the exchange difference with an option contract.

Price Volatility. The Company sets prices for its products principally according to world prices, which in some cases have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon supply and demand at any given time. Further, the supply of certain fertilizers or chemical products varies depending upon production levels at the few major producers (including the Company) and their respective business strategies. A substantial decline in the price of one or more of SQM’s products could have a material adverse effect on SQM’s financial condition or results of operation.

World Economy. The Company exports its products to more than 100 countries and, as such, the results and prospects for the Company’s operations in these countries can be expected to be dependent, in part, on the general level of political stability, economic activity and policies in those countries.

Additional costs related to change in mining law. The Company conducts its mining operations pursuant to exploitation and exploration concessions granted accordingly to applicable Chilean laws. Since mining laws and regulations in Chile may be subject to change, SQM cannot assure that any change –including the establishment of royalties on favor of Chile– will not cause the Company to incur additional costs that might affect its financial condition or results of operations.

Additional costs related to change in water law. Water rights used by the Company in its industrial operations are granted according to applicable Chilean laws. Since water laws and regulations in Chile may be subject to change, SQM cannot assure that any change will not cause the Company to incur additional costs that might affect its financial condition or results of operations.

Back to Contents

Additional costs related to Environmental issues. SQM’s worldwide operations are subject to environmental regulations. Since laws and regulations in the different jurisdictions in which the Company operates may change, the Company cannot guarantee that future laws, or changes to existing ones, will not materially impact its financial condition or results of operations.

Insurance may not cover all potential losses. SQM’s facilities located in Chile and abroad are insured against losses, damages or other risks, by insurance policies that are standard for the industry and that would reasonably be expected to be maintained by prudent and experienced persons engaged in a business or businesses similar to those of SQM. Nonetheless, the Company may be subject to certain catastrophic events, including fires, major equipment failures, natural disasters, accidents, terrorist acts, war, etc, that may not be fully included in the insurance policies, and that could affect the Company’s financial condition or results of operations.

Estimate of mining reserves. The mining reserve estimates included elsewhere in this document are prepared by the Company using geological methods. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change could affect future production and therefore impact the Company’s financial condition or results of operations.

Legal proceedings. The Company’s strategy of being the world leader includes carrying out commercial and productive alliances, joint ventures and acquisitions to improve its global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, the Company might be subject to legal proceedings that may have a significant impact in the Company’s financial condition or results of operations.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Historical Background

Sociedad Química y Minera de Chile S.A., headquartered at El Trovador 4285, Piso 6, Santiago, Chile, is an open stock corporation (sociedad anónima, S.A.) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Public Notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 No. 1.992.

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacture of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile and the country was the world's leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

SQM was established in 1968 by Compañía Salitrera Anglo Lautaro S.A., "Anglo Lautaro", the largest privately owned Chilean company engaged in nitrate mining and Corporación de Fomento de la Producción, “Corfo”, the Chilean state-owned development corporation, as part of a plan to reorganize the Chilean nitrate industry. SQM acquired its then principal properties from Anglo Lautaro and Corfo. In 1971, Anglo Lautaro sold all of its shares of SQM to Corfo and SQM remained wholly owned by the Chilean government until 1983.

Back to Contents

In 1983, Corfo began the privatization of SQM with the sale of SQM's shares to the public and subsequent listing of such shares on the Bolsa de Comercio de Santiago Bolsa de Valores S.A., “the Santiago Stock Exchange”. In subsequent years, Corfo sold additional shares of SQM and, by 1988, all of SQM's shares were owned privately. In September 1993, SQM established its American Depositary Receipt (ADR) program and, in connection with an international offering and a capital increase of approximately US$170 million, its shares were listed on the New York Stock Exchange as ADRs.

During the years 1994 to 1999, SQM participated in the biggest non-metallic mining project ever carried out in Chile, the development of the Salar de Atacama in the north of Chile. During this period, this project demanded an investment of approximately US$300 million, which was used in the construction of a 500 thousand ton capacity potassium chloride plant, a 22 thousand ton capacity lithium carbonate plant, a 250 thousand ton capacity potassium sulfate plant and a 16 thousand ton capacity boric acid plant. The potassium chloride, lithium carbonate, potassium sulfate and boric acid plants are currently under operations.

The years 2000, 2001 and 2002 have been a period of consolidation of the investments carried out in the preceding 5 years. The Company has focused its efforts in reducing costs and on improving the efficiencies throughout its organization.

Capital expenditure program

The Company continually reviews opportunities for improving its production methods and developing new products and markets. The Company has focused on developing new products in response to identified customer demand and products that can be derived as part of its existing production. The Company’s capital expenditures in the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment. The biggest effort consisted in the development of the Salar de Atacama project, which, with an original investment of approximately US$300 million, enabled SQM to reduce its costs significantly by supplying its own needs of potassium chloride for the production of potassium nitrate, and to introduce new products such as potassium chloride, lithium carbonate, boric acid and potassium sulfate. Other projects included ongoing renewal of the Company’ s mining equipment, revamping of the Company’s iodine and nitrate production facilities, construction of new solar evaporation ponds, installation of new drilling equipment at the Company’s mines, acquisition of new mining trucks, construction of potassium nitrate facilities at Coya Sur, increasing nitrate production capacity with the start up of the Pampa Blanca project, construction of a butyl lithium plant in the USA, increase in lithium carbonate production capacity, refurbishing of Nueva Victoria production facilities and construction of several soluble/NPK mixing plants.

SQM's capital expenditures in the 1998-2002 period were the following:

Expenditures (1)	1998	1999	2000	2001	2002

(in millions of US$)	200.8	73.7	63.2	49.7	58.8

(1)   Includes investments in related companies. These amounts will not agree with the consolidated statements of cashflows, as the Company does not consolidate development stage companies.

The Company has developed a Capital Expenditure Program, calling for expenditures totaling approximately US$180 million in the 2003-2005 period in order to pursue new opportunities. The Capital Expenditure Program includes investments for the purpose of maintaining and refurbishing existing facilities, reducing production costs, increasing production capacity and efficiency at existing facilities and developing new products and new markets. In addition, the Company has identified market demand in each of its major business segments, both within its existing customer base and in new markets, and for additional products that can be extracted from the Company’s natural resources.

Back to Contents

The Company believes that its investment plan for the years 2003 – 2005 will be entirely financed with internally generated cash flow.

The Company continuously reviews its Capital Expenditure Program and revisions are made as appropriate. The Capital Expenditure Program is subject to change from time to time due to changes in market conditions affecting the Company's products, general economic conditions in Chile and elsewhere, interest and inflation rates, competitive conditions and other factors.

The Company evaluates from time to time other opportunities to expand its business both within and outside of Chile and expects to continue to do so in the future. The Company may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in the business of the Company or in other businesses.

BUSINESS OVERVIEW

The Company

Sociedad Química y Minera de Chile S.A. and subsidiaries, is the world’s largest integrated producer of specialty fertilizers, iodine, lithium carbonate and a producer of certain industrial chemicals, including industrial nitrates. The Company sells its products in over 100 countries through its worldwide distribution network and derives approximately 80% of its revenues from exports. SQM’s products are derived from mineral deposits found in the Atacama Desert region of northern Chile, where the Company mines and processes caliche ore and brine deposits. The caliche ore contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of the Atacama Salar contain the highest known concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From its caliche ore deposits, SQM produces a wide range of nitrate-based products, used for specialty fertilizers and industrial applications, as well as iodine and iodine derivatives. At the Atacama Salar, SQM extracts the brines rich in potassium, lithium and boron and produces potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite. SQM produces lithium carbonate at a plant near the city of Antofagasta from the solutions brought from the Atacama Salar. The Company markets all these products through an established worldwide distribution network.

SQM’s products are divided into five main categories: specialty fertilizers, iodine, lithium, industrial chemicals and other products. Specialty fertilizers are fertilizers that have certain characteristics that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human feed, pharmaceuticals, polymers, and in the production of ceramics, aluminum, batteries and other industrial applications. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Other products include potassium chloride and other commodity fertilizers that are bought from third parties, and sold mostly in Chile. In addition, through its own distribution network, SQM is the largest importer and distributor of fertilizers in Chile.

During the year 2002, specialty fertilizers accounted for approximately 51% of the Company's revenues, iodine and iodine derivatives accounted for 15%, lithium carbonate and lithium derivatives accounted for 7%, industrial chemicals (industrial grade nitrates, sodium sulfate and boric acid) accounted for 13%, and other products (mainly imported fertilizers distributed in Chile and potash sold to third parties) accounted for 14% of revenues.

Back to Contents

Specialty Fertilizers: SQM produces five principal types of specialty fertilizers: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends. All of the Company's specialty fertilizers are used in either solid or liquid form mainly in high value crops such as tobacco, fruits, vegetables, cereals and cotton and are widely used in modern agricultural techniques such as hydroponics, greenhousing and fertigation. The Company's specialty fertilizers have certain advantages over commodity fertilizers like rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH, which reduces soil acidity, and low chlorine content. These advantages, plus customized specialty blends to meet specific needs and the technical service given by SQM can be considered as a plant nutrients solutions adding value to the crops through higher yields and better quality production. Because the Company’s products are natural or derived from natural nitrate compounds or natural potassium brines (in the case of potassium sulfate), they have certain advantages over synthetically produced fertilizers, such as the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, SQM's specialty fertilizers enable the Company’s customers to achieve higher yields and better quality crops. Accordingly specialty fertilizers are sold at a premium price compared to commodity fertilizers.

Iodine: SQM is the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, antiseptics, biocides and disinfectants, human and animal nutritional supplements, herbicides, organic compounds, catalysts, pigments, dye components and heat stabilizers.

Lithium: SQM is the world’s leading producer of lithium carbonate, which is used in a variety of applications, including the manufacture of ceramics, glass, aluminum, chemicals, pharmaceuticals, batteries and lithium derivatives. Since 2000 SQM is also active in the production of lithium hydroxide, used primarily in the lubricating grease industry, and has recently started up its butyl lithium production, product aimed primarily at the synthetic rubber and pharmaceutical industries.

Industrial Chemicals: The Company produces five principal types of industrial chemicals: sodium nitrate, potassium nitrate, sodium sulfate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. However, other uses, such as adhesives and wastewater treatment also account for important sales volumes. Potassium nitrate, while also used in the manufacture of glass, is consumed primarily in more specialized areas such as glass for computer screens, TV monitors and picture tubes. In addition, potassium nitrate is an important raw material for the porcelain enamel coatings and ceramics industries. Sodium sulfate is used primarily as a raw material in the production of detergents and for bleaching paper. Boric Acid is used in the manufacture of ceramics, glass, enamels, f iberglass and cellulose insulation and Potassium Chloride is used as an additive in oil drilling.

Other Products: SQM’s other products consist mainly of imported fertilizers distributed through its Chilean subsidiary Soquimich Comercial S.A. and potassium chloride. Soquimich Comercial S.A. markets imported fertilizers in Chile offering a complete fertilizing service to its customers.

The following table sets forth the percentage breakdown of SQM's revenues in the 1998-2002 period according to the Company's product lines:

	1998	1999	2000	2001	2002

Specialty Fertilizers	43%	43%	46%	49%	51%
Iodine and derivatives	24%	20%	17%	16%	15%
Lithium and derivatives	4%	6%	7%	7%	7%
Industrial Chemicals	17%	16%	14%	13%	13%
Other Products	12%	15%	16%	15%	14%

	100%	100%	100%	100%	100%

Back to Contents

The Company is not aware of any independent, authoritative source of information regarding sizes, growth rates or market shares for most of the Company's markets. Accordingly, the market size, market growth rate and market share estimates contained herein have been developed by the Company from internal and external sources and reflect the Company's best current estimates.

Business strategy

SQM's general business strategy is to: (i) participate in businesses where it is or will be a cost leader supported by strong fundamentals, (ii) differentiate itself from commodity producers by manufacturing, marketing and distributing specialty products that sell at high value, (iii) continually increase the efficiency of its production processes and reduce costs in order to increase the Company’s productivity, (iv) maintain leadership in its principal business areas –specialty fertilizers, iodine and lithium– in terms of installed capacity, costs, production, pricing and development of new products and (v) vertically integrate towards more value added markets.

The Company has identified market demand in each of its major business segments, both within its existing customer base and in new markets, for existing products and for additional products that can be extracted from the Company’s natural resources. In order to take advantage of these opportunities, the Company has developed a specific strategy for each of its product lines, as set forth below:

•	Specialty Fertilizers Business:
The company expects to (i) continue to expand its sales of natural nitrate specialty fertilizers by continuing to exploit the advantages of its products over commodity nitrate and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase its sales of higher-margin natural nitrate fertilizers, particularly potassium nitrate; (iii) pursue investment opportunities in complementary businesses, such as the production of potassium sulfate, to increase production, reduce costs and add value to and improve the marketing of the Company's products; (iv) emphasize development of new specialty blends and customized products intended to meet specific customer needs in all of its principal markets; (v) focus more in the soluble fertilizer market in order to establish a leadership position, and (vi) further develop its global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors.

•	Iodine Business:
The Company expects to (i) develop new iodine derivatives, (ii) maintain its leadership in the iodine business, and (iii) continue to reduce its production costs through improved processes and higher labor productivity so as to compete more effectively.

•	Lithium Business:
The Company expects to (i) move towards vertical integration in the lithium derivatives business, (ii) consolidate its market share of lithium carbonate, keeping pace with the steadily growing demand, and (iii) continue to reduce its production costs through improved processes and higher labor productivity so as to compete more effectively.

•	Industrial Chemicals Business:
The Company expects to (i) maintain its leadership position in sodium nitrate and potassium nitrate, (ii) develop new industrial markets for its current products, and (iii) focus its sales of boric acid and sodium sulfate into niche markets.

From time to time the Company evaluates opportunities to expand its business, both within and outside Chile, and expects to continue to do so in the future. The Company may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with other companies involved in the businesses of the Company or in other businesses. There can be no assurance that the Company will decide to pursue any such transaction.

Back to Contents

Prior to 1998, SQM had been developing its own cement project capable of producing up to 1.5 million metric tons per year of cement in Chile. On September 9, 1998, SQM sold its cement-related assets to Empresas Melón S.A., which is now a subsidiary of Lafarge (formerly Blue Circle Industries PLC), for US$32 million and subscribed to 14% of the common stock of Empresas Melón S.A. for a total of US$57 million.

The Company’s capital expenditure program for the 2003-2005 period amounts to approximately US$180 million, which will be used to expand production capacity, replace existing equipment and facilities, automate processes, reduce costs and add new products to its specialty fertilizers, iodine and lithium businesses. The main thrust behind this plan is to consolidate the investments carried out during the years 1993 to 1998, strengthen the commercial network and prepare the Company to secure its growth into the next years by improving operating efficiency and permanently increasing output capacity to satisfy the growing demand for SQM's current and future products.

Production process

SQM’s integrated production process can be classified according to its natural resources:

– Caliche ore deposits: contain nitrates, iodine and sodium sulfate.

– Atacama Salar brines: contain potassium, lithium, sulfates and boron.

Caliche Ore Deposits

The Company mines caliche ore from open pit deposits located in northern Chile. The caliche deposits are the largest known and only commercially exploited source of natural nitrates in the world. The geological origin of the caliche ore deposits in northern Chile is uncertain. Different geological formation theories have been suggested. The most agreed upon is that a volcanic formation of deposits was followed by water runoff, leaching and depositing in existing sediments.

Caliche deposits are located in northern Chile, where the Company currently operates four mines: Pedro de Valdivia, María Elena, Pampa Blanca and Nueva Victoria. The Company’s four mining areas cover in excess of 300,000 hectares.

Caliche ore is found under a layer of barren overburden, in seams with variable thickness from twenty centimeters to five meters, with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins a full exploration stage is accomplished, including full geological reconnaissance and dust recovery drill holes to determine the features of each deposit and its quality. Drill hole samples properly identified are essayed at the Company’s chemical laboratories. With the exploration information on a closed grid pattern of drill holes the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium term basis (3 years) and short-term basis (1 year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. Following the production of drill holes, information is updated to offer the most accurate ore supply schedule to the processing plants.

Bulldozers first rip and remove the overburden in the mining area, followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. Trucks deliver the ore to stockpiles next to rail loading stations (in the case of the Pedro de Valdivia mine). The stockpiled ore is later loaded on to railcars that take the mineral to the processing plant. In the case of María Elena mine, trucks will haul the ore and dump it directly to a primary crushing installation, after which a 14 kilometer long overland conveyor belt system delivers the ore to the processing plant.

Back to Contents

The ore in Pedro de Valdivia and María Elena plants is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. In Pampa Blanca and Nueva Victoria the run of mine ore is loaded in heaps and leached to produce concentrated solutions. The crushing of the ore delivers two products, a coarse fraction that is leached in the vat system and a fine fraction that is leached by agitation. These are followed by liquid solid separation, where solids precipitate as sediment and liquid concentrated in nitrate and iodine is sent to processing.

Caliche Ore-Derived Products

Caliche ore derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, sodium sulfate and iodine.

Sodium Nitrate

Sodium nitrate for both agricultural and industrial applications is produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the valuable contents in a batch process. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the proper treatment plants. The crystallized sodium nitrate is separated from the remaining solution by solid liquid centrifuging. Once most of the sodium nitrate is removed from the caliche ore, a final leaching stage with cold water produces a weak solution that is pumped to solar evaporation ponds at the Company's Coya Sur facilities, nearby Mar&iacut e;a Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively.

The residues of the sodium nitrate crystallization process are vat leach tailings and weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is recycled for further leaching and for the extraction of iodine.

Crystallized sodium nitrate is processed further at Pedro de Valdivia to produce prilled sodium nitrate, which is transported to the Company's port facilities in Tocopilla for bulk shipping to customers and distributors worldwide or for bagging and shipping to customers and distributors. The Company's current crystallized sodium nitrate production capacity at Pedro de Valdivia and María Elena is approximately 770,000 metric tons per year. A portion of the sodium nitrate produced at María Elena and Pedro de Valdivia is used in the production of a highly refined industrial grade sodium nitrate or in the production of potassium nitrate at Coya Sur and sodium potassium nitrate at María Elena.

Potassium Nitrate

Potassium nitrate is produced at the Company’s Coya Sur facility using production methods developed by SQM. The solutions from the leaching of the fine fraction of the ore, once the iodine and sodium sulfate is extracted, is pumped to the Coya Sur plant. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting rich potassium nitrate in solution is crystallized from using a cooling and centrifuging liquid solid process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate. To control the proper nitrate content before the conversion to potassium nitrate, crystallized sodium nitrate can be added or rich nitrate salts can be leached and the resulting strong nitrate solution can be used for the same purpose.

Back to Contents

Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in leach pads from which the Company extracts rich iodine and nitrate solutions that are sent to iodine plants for iodine extraction. After iodine has been extracted, the solutions are sent to solar evaporation ponds where solutions are concentrated to total dryness, where rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

The Company’s current potassium nitrate production capacity at Coya Sur is more than 650 thousand metric tons per year, including 260 thousand metric tons per year of technical grade potassium nitrate at Coya Sur.

Crystallized or prilled potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for bulk or bagged for shipping to customers and distributors.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. SQM produces sodium potassium nitrate at the María Elena facilities using standard, non-patented production methods developed by the Company. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate.

The installed prilling capacity of the Company is approximately 1,100,000 metric tons per year. With certain production restraints and following market conditions the Company can supply sodium nitrate, potassium nitrate or sodium potassium nitrate in prilled form.

Sodium Sulfate

SQM produces sodium sulfate at its Coya Sur facilities. Crystallized sodium sulfate decahydrate (Glauber salt) is extracted from the leaching solutions after the iodine production process at Pedro de Valdivia and María Elena. The salt is transported to Coya Sur, where it reacts with sodium chloride salt harvested from the solar evaporation ponds to produce anhydrous sodium sulfate. The sodium sulfate is shipped in bulk directly to customers and distributors, principally in Brazil and Chile. The remaining solution is recycled back to the solar evaporation pond system. The Company's current sodium sulfate production capacity is 75,000 metric tons per year.

Iodine and Iodine Derivatives

SQM produces iodine at its Pedro de Valdivia and Nueva Victoria production facilities, extracting it from the solutions from the leaching of crushed caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As in the case of nitrate and sulfate production, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively.

The solutions from the leaching of caliche will carry iodine in iodate form. Part of the iodate in solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of untreated iodate solution to release elemental iodine. The solid iodine is then concentrated in flotation cells, refined through a smelting process and flaked or prilled. The Company has obtained patents in Chile and in the United States for its iodine prilling process.

Back to Contents

Flaked and prilled iodine is tested for quality control purposes, then packed in 20 or 50 kilogram drums, 350 kilogram or 700 kilogram maxibags and transported by truck to Antofagasta for export. The Company has qualified its iodine and iodine derivative production plants under the ISO-9002 program, providing third-party certification of the quality management system and international quality control standards that the Company has implemented.

SQM's total iodine production in 2002 was approximately 4.9 thousand metric tons: approximately 2.1 thousand metric tons from Pedro de Valdivia, 1.5 thousand metric tons from María Elena, 1.2 thousand metric tons from Pampa Blanca and 0.1 thousand metric tons from Nueva Victoria. The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena. The Company has the flexibility to adjust its production according to market conditions. The semi-mobile plants used at Pampa Blanca allow for the processing of solutions obtained from the leaching of ores with high concentration exploited from smaller ore bodies, resulting in lower production costs.

The Company uses a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produces inorganic and organic iodine derivative products together with Ajay North America L.L.C., “Ajay”, a U.S.-based Company which purchases iodine from the Company. SQM had in the past primarily marketed its iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates had primarily sold their iodine derivative products in North America and Europe.

Atacama Salar Brine Deposits

The Atacama Salar, located approximately 250 kilometers east of Antofagasta, is a salt encrusted depression within the Atacama Desert, beneath which lies an underground deposit of brines contained in porous rock fed by an underground inflow of water from the Andean Mountains. The brines are estimated to cover a surface of approximately 2,900 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the salar.

Brines are pumped from depths between 1.5 and 40 meters below surface, through a field of wells that are located in areas of the salar that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

The Company processes these brines to produce potassium chloride, lithium carbonate, potassium sulfate, boric acid and bischofite. The first stage in the Atacama Salar development project was to produce potassium chloride, an important raw material used in the manufacture of potassium nitrate, which has allowed the Company to reduce its potassium nitrate production costs. The second stage involved the production of lithium carbonate using a portion of the remaining solutions after the production of potassium chloride, a project that began its operations in late 1996 at a production facility near Antofagasta. The third stage, which has operated at the Atacama Salar since the second half of 1998, broadens the product portfolio of specialty fertilizers and industrial chemicals by introducing two new products, potassium sulfate a non chlorine potassium fertilizer and boric acid respectively.

Potassium Chloride

The Company began production of potassium chloride in late 1995. The Company uses potassium chloride in the production of potassium nitrate. The Company used to purchase its potassium chloride requirements from external sources. Production of its own supplies of potassium chloride provided the Company with substantial raw material cost savings.

Back to Contents

In order to produce potassium chloride, brines from the Atacama Salar are pumped to solar evaporation ponds. Evaporation of the brines results in a crystallization mixture of salts of potassium chloride and sodium chloride, which is harvested and transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is trucked approximately 300 kilometers to the Company’s Coya Sur facilities, where it is used in the production of potassium nitrate. The Company sells potassium chloride produced at the Atacama Salar and in excess of its needs to third parties. During the year 2000, the Company successfully finished the construction of a plant to compact potassium chloride with a capacity of 100 thousand tons per year. It is currently operating at normal conditions and has increased the Company’s potassium chloride production capacity up to 650 thous and metric tons per year.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below and the excess of Company’s needs is reinjected into the Atacama Salar and, (ii) sodium chloride, which is identical to the surface material of the Atacama Salar and is deposited at sites near the production facility.

Lithium Carbonate

The Company’s operation of lithium carbonate from the Atacama Salar brines began in October 1996 and has been in steady state production since January 1997. A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining lithium chloride concentrated solution is transported by truck to a new production facility located near Antofagasta, approximately 250 kilometers from the Atacama Salar. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried then, if necessary, compacted and finally packaged for shipment. The Company’s lithium carbonate production capacity is approximately 28 thousand metric tons per year as of the end of 2002.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities, SQM produces potassium sulfate and boric acid from the salar brines. The plant lies on an area of the salar where higher sulfate and potassium concentrations are found in the brine. Brines are pumped to pre-concentration evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using a flotation and concentration process, after which it is crystallized, dried and packaged for shipment. Boric acid is produced in crystallized form by acidulation of the residual concentrated brines, dried and packaged for shipment at the same facility. The Company experienced some problems in relation with the unexpected leaking of the pre-concentration ponds for the production of potassium sulfate, affecting production levels and significantly impacting the cost of production. The problems surrounding potassium sulfate’s costs and production are now mainly solved.

The principal by-products of the production of potassium sulfate are (i) non-commercial sodium chloride, which is deposited at sites near the production facility, and (ii) remaining solutions, which are reinjected into the Atacama Salar or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that after treatment with sodium carbonate to neutralize acidity, are reinjected into the Atacama Salar.

Specialty Fertilizers

The Company is the largest commercial producer of natural specialty fertilizers. SQM produces the following specialty fertilizers products: sodium nitrate, potassium nitrate, potassium sulfate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”). SQM’s specialty fertilizers have particular characteristics, which increase productivity and enhance quality when are used on certain crops and soils. Additionally, these fertilizers are well suited for high-yield agricultural techniques such as hydroponics, fertigation and greenhousing. High value crop farmers are prompted to invest in specialty fertilizers due to their technical advantages over commodity fertilizers (such as urea and potassium chloride), which in turn translated into products and crops with higher yields and added quality. The Company’s specialty fertilizers ha ve significant advantages for certain applications over commodity ammonia-based nitrogen and potassium fertilizers, such as the mentioned urea and potassium chloride.

Back to Contents

In particular, the Company’s specialty fertilizers:

•	are fully water soluble, allowing their use in hydroponics, fertigation and other advanced agricultural techniques;
•	are absorbed more rapidly by plants because they do not require nitrification like ammonia based fertilizers;
•	are free of chlorine content, reducing the risk of scorching roots;
•	do not release hydrogen after application, avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and have other beneficial effects;
•	are more attractive to customers who prefer products of natural origin; and
•	are more efficient than commodity fertilizers because they deliver more plant nutrients per unit of nutrient applied.

While the first four features can also be achieved in some degree with synthetic commodity fertilizers, only SQM's natural nitrate fertilizers offer the last three features and combine all seven.

In the year 2002, the Company's revenues from specialty fertilizers were approximately US$281.4 million, representing approximately 51% of the Company's total revenues for that year.

Specialty Fertilizers: Market

The target market for SQM’s specialty fertilizers are high value crops such as tobacco, fruits, vegetables and crops raised using modern agricultural techniques. Since 1987, the international market for specialty fertilizers has grown at a substantially faster rate than the international market for commodity-type fertilizers. This is mostly due to (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhousing; (ii) the increase in the cost of land which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of vegetables per capita and (iv) the increasing demand for higher quality crops.

Scarcity of water in certain areas force farmers to develop new agricultural techniques that maximize the use of water such as fertigation, which is widely used. These applications require fertilization through water (fertilizer is first dissolved in water and then applied to the crop) and therefore fully water-soluble fertilizers are required. SQM’s specialty fertilizers possess high degrees of solubility.

Increasing land cost near urban centers also force farmers to maximize their yields per surface area. Specialty fertilizers, when applied to certain crops, help increase productivity for various reasons. In particular since SQM nitrate-based specialty fertilizers provide nitrogen in nitric form, as opposed to ammonium form as urea provides they are absorbed faster by the crop. Crops absorb nitrogen in nitric form, thus nitrogen in ammonium form has to be first converted to nitric form in the soil, a process that is not immediate and that releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop’s yield and improving its quality.

Back to Contents

The Company’s potassium-based specialty fertilizers are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects, which translate into lower yield and quality.

The principal agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate fertilizers are: vegetables, tobacco, fruits, horticulture, sugar beets, cotton and other applications.

Specialty Fertilizers: The Company's Products

SQM produces natural sodium nitrate in prilled form, which it sells under well-known brand names such as "Champion" and "Bulldog". Potassium nitrate, sodium potassium nitrate and specialty blends are higher-margin products derived from, or consisting of, sodium nitrate, all of which are produced in crystallized or prilled form. Specialty blends are produced using SQM’s own specialty fertilizers and other components at blending plants operated by the Company or its affiliates and related companies in Chile, USA, Mexico, United Arab Emirates, Belgium and Holland.

The following table sets forth the Company's sales volume of its specialty fertilizer products and the revenues during the 1998-2002 period:

Sales Volume (in metric tons)	1998	1999	2000	2001	2002

Sodium nitrate	105,419	98,598	71,200	63,100	59,500
Potassium nitrate and	422,252	415,452	472,200	544,800	558,600
sodium potassium nitrate
Potassium Sulfate	49,903	79,892	151,600	156,600	161,000
Blended and other specialty fertilizers*	188,808	176,614	200,200	241,800	276,600

Revenues (in US$ millions)	219.6	210.4	229.9	259.1	281.4

*	Includes blended fertilizers, Norsk Hydro specialty fertilizers and other specialty fertilizers

Specialty Fertilizers: Marketing and Customers

In the year 2002, SQM sold its specialty fertilizers to more than 90 countries. During the same year, approximately 89% of the Company's specialty fertilizers production was exported: approximately 30% was sold to customers in Central and South America, 17% to customers in North America, 15% to customers in Europe and 27% to customers in other regions. No single customer accounted for more than 6% of the Company's specialty fertilizers product sales in 2002 and the Company's 10 largest customers accounted in the aggregate, during the same year, for less than 31% of such sales.

Sales Breakdown	2000	2001	2002

Central and South America	26%	24%	30%
North America	20%	18%	17%
Europe	15%	14%	15%
Others	22%	31%	27%
Chile	17%	13%	11%

The Company sells its specialty fertilizer products outside Chile principally through its own worldwide network of representative offices and through its sales, technical support and distribution affiliates.

Back to Contents

During 2002, the Company implemented the commercial agreement signed with Norsk Hydro ASA on November 2001. This agreement allows SQM to utilize the distribution network of Norsk Hydro in countries in which its presence and commercial infrastructure are larger than SQM’s. Similarly, in those markets where SQM’s presence is larger, the specialty fertilizers of SQM and Norsk Hydro will be marketed through SQM’s offices. The parties will, however, maintain an active control in the marketing of their own products.

In the same way, during 2002 the Company has been implementing the Joint Venture Agreement (JVA) that was signed with Norsk Hydro ASA and Israel Chemicals Limited. Under the JVA, SQM, Norsk Hydro ASA, and Israel Chemicals Limited will jointly develop the liquid and soluble fertilizer blends market through their participation in a company called NU3 N.V. to which SQM and Israel Chemicals Limited contributed their blending plant in Belgium, and Norsk Hydro ASA contributed its blending facility in Holland. With the JVA, important synergies will be achieved, particularly in production costs, administration and marketing of soluble blends, strengthening the development of new products and improving costumer service.

SQM maintains stocks of its specialty fertilizer products in North America, Central and South America and Europe to facilitate prompt deliveries to customers. In addition, the Company sells specialty fertilizer products directly to certain of its large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with its marketing efforts, SQM provides technical and agronomic assistance and support to its customers. By working closely with its customers, the Company is able to identify new higher value added products and markets. SQM’s specialty fertilizer products are used on a wide variety of crops, particularly higher value-added crops that allow SQM’s customers to increase yield and command a premium price.

The Company's customers are located in the northern and southern hemispheres. Accordingly, there are no seasonal or cyclical factors that can substantially affect the sales of the Company's specialty fertilizer products.

Specialty Fertilizers: Fertilizer Sales in Chile

SQM markets specialty fertilizers in Chile through Soquimich Comercial S.A. (SQMC) which sells these products either alone or in blends with other imported products, principally urea, triple super phosphate (TSP) and diammonium phosphate (DAP). SQMC sells imported fertilizers to farmers in Chile principally for application in the production of sugar beets, cereals, tobacco, potatoes, grapes and other fruits. Most of the fertilizers that SQMC imports are purchased on a spot basis from different countries of the world.

The Company believes that all contracts and agreements between SQMC and third party suppliers with respect to imported fertilizers contain standard and customary commercial terms and conditions. During the preceding nine years, SQMC has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices, and the Company expects that it will be able to continue to do so in the future.

The Company estimates that SQMC's aggregate sales of fertilizers in the year 2002 accounted for approximately 30% of total fertilizer sales in Chile in that period. No single customer accounted for more than 4% of SQMC's total revenues from sales of fertilizers in 2002 and the 10 largest customers accounted in the aggregate, during the same year, for less than 19% of such revenues.

Revenues generated by SQMC accounted for 19% of the Company’s consolidated revenues. Total revenues from sales by SQMC were approximately US$97 million, US$91 million and US$86 million in 2000, 2001 and 2002 respectively.

On April 29, 2003, SQMC announced the acquisition of 100% of the shares of Norsk Hydro Chile S.A., a Chilean subsidiary of Norsk Hydro ASA in the approximate amount of US$ 3.2 million. Due to the similar nature of Norsk Hydro Chile S.A. commercial operations to those carried out by SQMC, this acquisition will allow the latter to improve its fertilizer distribution business in Chile. SQMC will continue with the distribution in Chile of the fertilizers produced by Norsk Hydro ASA and its affiliates, allowing the former to improve its fertilizer distribution business in Chile.

Back to Contents

Specialty Fertilizers: Competition

SQM is currently the world's largest producer of sodium nitrate for agricultural use. PCS Yumbes SCM, “PCS”, a subsidiary of Potash Corporation of Saskatchewan, Inc., a Canadian corporation, and SCM Yodo y Salitre, “Cosayach”, a Chilean nitrate and iodine company, both produce sodium nitrate as a raw material for potassium nitrate. PCS can produce sodium nitrate for agricultural use and has begun to sell such product on a small scale. Cosayach is currently producing small amounts of sodium nitrate for agricultural use. SQM's sodium nitrate products compete indirectly with substitute specialty and commodity-type fertilizer products, which may be used by some customers instead of sodium nitrate products depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

Norsk Hydro ASA, “Norsk Hydro” is the world’s largest producer of calcium nitrate, and the Company estimates that Norsk Hydro's sales of calcium nitrate in the year 2002 accounted for approximately 95% of total world sales of agricultural calcium nitrate, being the US and European countries the main markets. The Company estimates that Norsk Hydro’s sales of calcium nitrate for use in Chile, which was the Company’s principal market for sodium nitrate in 2002, accounted for less than 1% of Norsk Hydro’s total sales of calcium nitrate in 2002.

In the potassium nitrate market SQM has one significant competitor: Trans Resources International (TRI), with two operative branches, Cedar Chemicals in USA and Haifa Chemicals Ltd. in Israel. During the first quarter of 2002 the TRI potassium nitrate facility in the United States shut down its operations due to failure in meeting its financial obligations; SQM has no information whether or not this plant will reopen in the future, but the company estimates that Haifa Chemicals sales of potassium nitrate accounted for approximately 34% of total world sales during the year 2002. The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, agronomic expertise and price.

PCS has begun to produce and commercialize potassium nitrate. On November 2002 the Company signed a purchasing agreement with PCS, pursuant to which SQM will buy a total of 112,000 metric tons of potassium nitrate during the period beginning November 2002 and ending December 2003.

Another newcomer is Cosayach, controlled by Inverraz S.A., which has also begun to produce potassium nitrate from caliche ore at a facility in northern Chile. The Company believes it has certain advantages over Cosayach and PCS due to, among other factors, its greater experience with the processing of caliche ore, its proven processes, the size and nature of its caliche ore reserves, its experience in the marketing of specialty fertilizers and its own production of potassium chloride in the north of Chile, which is an essential raw material in the production of potassium nitrate.

In the potassium sulfate market, SQM has several competitors of which the most important are Kali und Salz GmbH, Tessenderlo Chimie and Great Salt Lake Minerals Corp., from Germany, Belgium and the United States respectively. SQM believes that those three producers account for a majority of the world production of potassium sulfate. SQM estimates that once it reaches full production of potassium sulfate, it will account for approximately 8% of total world sales.

Through a partially owned facility, NU3, the Company also produces soluble and liquid fertilizers using the Company’s potassium nitrate as a raw material. Through this activity, the Company has acquired production technology and marketing know-how, which it believes will be useful for selling its products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

Back to Contents

SQM is the largest Chilean producer of bulk specialty blends and with the start-up of potassium sulfate production has broadened its variety of specialty blends to reach a wider range of clients. In Chile, the Company's products compete principally with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. The Company's specialty fertilizers also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. The Company's products compete on the basis of advantages that make them preferable for certain applications as described above.

Specialty Fertilizers: Business Strategy

SQM’s business strategy with respect to its specialty fertilizer business is to continue to be a low cost world leader in the production, distribution and sale of specialty fertilizers. As part of this strategy, SQM plans to (i) continue to expand its sales of natural nitrate specialty fertilizers by continuing to exploit the advantages of its products over commodity nitrate and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase its sales of higher-margin natural nitrate fertilizers, particularly potassium nitrate; (iii) pursue investment opportunities in complementary businesses, such as the production of potassium sulfate, to increase production, reduce costs and add value to and improve the marketing of the Company's products, (iv) emphasize development of new specialty blends and customized products intended to meet specific customer needs in all of its principal markets and (v) foc us more in the soluble fertilizer market in order to have a leadership position (vi) further develop its global distribution and marketing system directly and through strategic alliances with other producers and local distributors.

In line with this strategy are the three most recent agreements entered into by SQM and previously explained elsewhere in this document: the commercial agreement with Norsk Hydro, the JVA, and the potassium nitrate agreement with PCS.

The Company will continue to develop and market new products, such as soluble potassium sulfate, and other tailor-made specialty blends and water-soluble NPK specialty blends.

SQM’s Research and Development Center will continue to work with customers, international organizations, universities and research institutes to refine existing products and develop new ones. The Company will continue to implement programs to reduce costs and increase yields through refinement of production techniques.

Iodine and Lithium

SQM is the world's largest producer of iodine and the world’s largest producer of lithium carbonate. In the year 2002, the Company's revenues from iodine and lithium sales amounted to approximately US$ 121.4 million, representing approximately 22% of the Company's total revenues in that year. The Company estimates that it accounted for approximately 29% of world iodine sales by volume in the year 2002 and 41% of world lithium carbonate and equivalents (excluding lithium minerals) sales by volume.

Iodine and Lithium: Market

Iodine is used in a wide range of medical, agricultural and industrial applications. Most sales are to companies which use iodine as a raw material in the production of their products, including iodine derivatives, x-ray contrast media, biocides, iodophors (disinfectants), pharmaceuticals, chemicals, herbicides, organic compounds, catalysts, pigment and ink dyes. Lithium carbonate is used in a wide variety of applications including the production of ceramics and glass, aluminum, chemicals, pharmaceuticals, lubricants and batteries, being lithium a basic element for the development of new technologies.

Back to Contents

Iodine and Lithium: The Company's Products

SQM produces iodine in flaked and prilled form. Prilled iodine is easier to use than flaked iodine in certain advanced industrial processes. The Company has received patents for its prilling process in Chile and the United States. The Company also produces inorganic iodine derivative products, principally calcium iodate, potassium iodate, potassium iodide, and sodium iodide.

SQM expanded its iodine business by beginning commercial production in the second half of 1996 of organic iodine derivatives.

A new development in the use of agrochemicals can be expected as methyl bromide could be banned in the future. Iodine-based products like methyl iodide (CH3I) may have the potential to replace methyl bromide, since a resolution adopted by the ‘Montreal Protocol’ imposed a ban on this product to stop its harmful effects on the ozone layer. Consistent with its business strategy, SQM is constantly working in the development of new applications for its iodine-based products, pursuing a continuing expansion of its businesses and maintaining its market leadership.

SQM manufactures its iodine and iodine derivatives products in accordance with international quality standards and has qualified its iodine facilities and production processes under the ISO-9002 program, providing third party certification of the quality management system and international quality control standards that the Company has implemented.

SQM produces lithium carbonate at the Salar del Carmen facilities, nearby Antofagasta, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The state of the art technology used together with the high concentrations of the Salar de Atacama allow the Company to be one of the lowest cost producers worldwide. The main applications of lithium carbonate are in aluminum, glass, ceramics, lubricating greases, batteries, air conditioning and polymers among others.

Consistent with its policy of vertical integration towards value added products and markets, SQM has constructed a butyl lithium plant in Houston, Texas, USA. The main applications for this product are in synthetic rubbers and pharmaceutics.

The following table sets forth the Company's total sales and revenues from iodine and lithium products in the 1998-2002 period:

Sales Volume (in metric tons)	1998	1999	2000	2001	2002

Iodine and iodine derivatives	6,045	5,820	5,700	5,600	6,400
Lithium Carbonate and derivatives	12,488	17,552	20,600	21,700	22,300

Revenues (in US$ millions)	142.3	129.6	120.1	118.4	121.4

Iodine and Lithium: Marketing and Customers

SQM sold its iodine products to around 150 customers in the year 2002. Virtually all of the Company's iodine production is exported: approximately 36% of the Company's iodine sales were to customers in Europe, 41% to customers in North America, 13% to customers in Central and South America and 10% to customers in Asia, Oceania and other regions. No single customer accounted for more than 11% of the Company's iodine sales in the year 2002 and the Company's ten largest customers accounted in the aggregate for less than 46% of such sales.

Back to Contents

Sales Breakdown	2000	2001	2002

Europe	40%	37%	36%
North America	40%	45%	41%
Central and South America	7%	9%	13%
Others	13%	9%	10%

The Company sold its iodine derivatives products to more than 100 customers in the year 2002. Approximately 5% of those sales were to customers in Chile and 95% were export sales.

SQM sells its iodine through its own worldwide network of representative offices and through its sales, support and distribution affiliates. The Company maintains stocks of iodine at its facilities throughout the world to facilitate prompt deliveries to customers. Iodine sales are made pursuant to spot purchase orders and short, medium and long-term contracts. Long-term contracts generally specify annual minimum and maximum purchase commitments, provide for prices which vary according to formulas which take into account prevailing market prices and, in some cases, provide for termination by either party after specified notification periods.

SQM sold its lithium products to around 180 customers in the year 2002. Virtually all of the Company's lithium products are sold overseas: approximately 40% of the Company's lithium sales were to customers in Europe, 37% to customers in North America, 21% to customers in Asia and Oceania and 2% to customers in other regions. No single customer accounted for more than 20% of the Company's lithium carbonate sales in the year 2002 and the Company's ten largest customers accounted in the aggregate for less than 60% of such sales.

Sales Breakdown	2000	2001	2002

Europe	32%	31%	40%
North America	43%	43%	37%
Asia & Oceania	23%	25%	21%
Others	2%	1%	2%

Iodine and Lithium: Competition

SQM and several producers in Chile and Japan are the world’s main producers of iodine. In Japan, iodine is extracted from brines, which are mainly obtained as part of the process of extracting natural gas.

The Company estimates that eight Japanese iodine producers accounted for approximately 38% of world iodine sales in the year 2002 (excluding sales of production from the former Soviet Union and the People's Republic of China, for which reliable estimates are not available). The Company estimates that the largest Japanese producer, Ise Chemicals Ltd., “Ise Chemicals”, accounted for approximately 12% of such world iodine sales. The Company estimates that three iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for approximately 7% of world iodine sales in the year 2002, while five Chilean companies, including SQM, accounted for approximately 53% of such sales (29% by SQM and 24% by other Chilean producers).

The prices of SQM's iodine and iodine derivative products are determined by world iodine prices, which are subject to substantial volatility. World iodine prices vary depending upon the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including the Company) and their respective business strategies. World iodine prices declined sharply, from a high of US$18.40 per kilogram for large purchases in early 1990, to less than US$8 per kilogram for large purchases as of June 1994. The decline in world iodine prices from 1990 to 1994 was in part the result of the Company's and certain other producers' business strategies to take advantage of their relatively lower production costs and increase production at a rate greater than the increase in total demand so as to increase their market shares. From 1994 to 1999, iodine price recovered to levels close to US$18 per kilogram, beginning then a downward trend due to oversupply. During the year 2002, average price for iodine was around US$13 per kilogram. The price during the first quarter of 2003 was similar to the price of the fourth quarter of 2002.

Back to Contents

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the principal users of iodine and iodine derivative products. Prices for iodine and iodine derivative products in the future are expected to be influenced by similar supply and demand factors and the business strategies of major producers, some of whom either have or can acquire additional production capacity.

The principal means of competition in the sale of iodine and iodine derivative products are price, quality, customer services and the price and availability of substitutes. The Company believes it has competitive advantages compared to other producers due to the size of its mining reserves, the installed capacity and relatively lower production costs as most part of its iodine is produced as part of a process that also produces other products (principally sodium nitrate and potassium nitrate for agricultural and industrial purposes), permitting some production costs to be shared by several product lines. The Company believes its iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. The Company also believes that it has benefited competitively from the long-term relationship it has established with its larger customers and the technical support and post-sales service it provides. While ther e are substitutes for iodine available for certain applications, such as coloring processes and for use as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the principal nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

SQM's principal competitors in the lithium carbonate business are FMC Corporation and Chemetall GmbH, a subsidiary of Dynamit Nobel Aktiengesellschaft, which the Company estimates together produced approximately 45% of the lithium carbonate and equivalents (excluding lithium minerals) in the year 2002.

The Company estimates that lithium carbonate and equivalent world production (excluding lithium minerals) was approximately 54,500 tons in 2002, while SQM's sales reached 22,300 metric tons.

Iodine an Lithium: Business Strategy

SQM's business strategy with respect to the iodine business is to: (i) maintain its position as the world's leading producer, (ii) continue to reduce its production costs through improved processes and higher labor productivity so as to compete more effectively and (iii) foster the development of new uses for iodine and its derivatives.

SQM's business strategy with respect to its lithium business is to: (i) move towards vertical integration in the basic lithium derivatives business, (ii) maintain its leadership and consolidate its market share of lithium carbonate keeping pace with the steadily growing demand, and (iii) continue to reduce its production costs through improved processes and higher labor productivity so as to compete more effectively.

The Company also plans to increase its marketing efforts, particularly in Asia, and to continue to strengthen its relationships with its larger customers through enhanced technical support.

The Company's Research and Development Center will continue to work with customers, international organizations, universities and research institutes to develop additional uses for iodine, particularly for water treatment, disinfectants and agricultural products.

Back to Contents

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, SQM produces three grades of sodium nitrate for industrial applications: industrial, refined and technical grade. The three grades differ principally in purity. The Company's industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. SQM enjoys certain operational flexibility when producing industrial sodium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. The Company can, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows SQM to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates the Company produces sodium sulfate and boric acid. Sodium sulfate and boric acid are byproducts of the production of sodium nitrate, and potassium sulfate respectively. In the year 2002, the Company's revenues from industrial chemicals were approximately US$70.8 million, representing approximately 13% of the Company's total revenues for that year.

Industrial Chemicals: Market

Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives and charcoal briquettes and various chemical processes and metal treatments. Sodium sulfate is principally used for bleaching in the cellulose industry, detergent and chemical industries. Boric acid, a byproduct of potassium sulfate, is mainly used in the glass, ceramics, fiberglass, enamels and chemical industries.

SQM estimates that its sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally), potassium nitrate and sodium sulfate in 2002 accounted for 80%, 40% and less than 2%, respectively, of world sales in that period.

Industrial Chemicals: The Company's Products

SQM produces technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. The Company markets its refined grade sodium nitrate under the brand name “Niterox”. The Company produces sodium sulfate in crystalline form.

The following table sets forth the Company's sales volumes of industrial chemicals and total revenues in the 1998-2002 period:

Sales Volume (in metric tons)	1998	1999	2000	2001	2002

Industrial nitrates	240,598	234,090	191,277	186,999	187,300
Sodium sulfate	57,192	60,956	43,400	66,742	63,200
Boric Acid	6,000	8,844	8,600	12,822	11,300

Revenues (in US$ millions)	83.6	80.5	69.8	69.6	70.8

Aggregate current sodium nitrate capacity is approximately 740,000 metric tons per year (agricultural and industrial grades). Within certain production constraints, the Company can use such production capacity to produce either agricultural or industrial sodium nitrate. The Company has plant capacity to produce approximately 260,000 metric tons per year of technical potassium nitrate, approximately 75,000 metric tons per year of sodium sulfate and 16,000 metric tons per year of boric acid.

Back to Contents

Industrial Chemicals: Marketing and Customers

SQM sold its industrial nitrate products in more than 60 countries in the year 2002. Approximately 31% of the Company's sales of industrial chemicals was to customers in North America, 17% to customers in Europe, 24% to customers in Central and South America and 28% to customers in Asia, Oceania and other regions. No single customer accounted for more than 6% of the Company's sales of industrial chemicals in 2002 and the Company's ten largest customers accounted in the aggregate for less than 30% of such sales.

Sales Breakdown	2000	2001	2002

North America	38%	37%	31%
Europe	22%	20%	17%
Central and South America	20%	27%	24%
Others	20%	16%	28%

SQM sold approximately 40% of its 2002 sodium sulfate production to customers in Brazil. The Company's principal customer in Brazil is Procter & Gamble Inc., a US consumer products company. SQM supplies sodium sulfate to Procter & Gamble Inc. throughout Latin America for the production of detergents.

SQM sells its industrial chemical products principally through its own worldwide network of representative offices and through its sales, support and distribution affiliates. The Company maintains inventories of its industrial sodium nitrate and technical potassium nitrate products at its facilities in Europe, North America and South America to achieve prompt deliveries to customers. Industrial sodium nitrate and technical potassium nitrate sales are made pursuant to spot purchase orders and sodium sulfate sales pursuant to renewable medium term contracts.

SQM's Research and Development Center in Antofagasta and SQM's sales support and distribution affiliates provide technical support for the Company's customers and work with these customers to identify new applications for the Company's products.

Industrial Chemicals: Competition

SQM is the world's largest producer of industrial sodium nitrate. The Company estimates that it accounted for approximately 80% of world production of industrial sodium nitrate in 2002 (excluding China and India, for which reliable estimates are not available). The Company has some competitors mainly in Europe and Asia. These producers together represent 19% of total production and produce sodium nitrate as a by-product of other production processes. In the refined grade sodium nitrate market, Bayerische Anilinen und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.) are highly competitive in the European and Asian markets. In addition to the competitors mentioned above, it is important to note that SQM's industrial sodium nitrate products compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

As in the case for agricultural potassium nitrate, SQM's principal competitor in the industrial potassium nitrate market is Haifa Chemicals Limited, “Haifa”. SQM currently estimates its market share at 40% whereas Haifa accounts for 30%. This is an improvement from 2002 when the two companies represented 38% and 32%, respectively. The change was driven by the bankruptcy of Haifa's US sister company, Vicksburg. A third competitor in this market, PCS, maintains a minority market share of about 3% and Cosayach could become a competitor in this market by 2004.

Back to Contents

SQM has no significant competitors in Chile for sodium sulfate, which is its principal market for the product, although Aguas Blancas has announced their intention to produce sodium sulfate in the future.

The principal means of competition in the market for industrial sodium technical and potassium nitrate are product quality, price and customer service. SQM remains a leader in these markets due to its ability to deliver on each on the aforementioned points. The Company believes that it is a low cost producer of industrial sodium nitrate and is able to produce high quality products.

Industrial Chemicals: Business Strategy

SQM's business strategy with respect to its industrial chemical business is to: (i) maintain its leadership position in sodium nitrate and potassium nitrate, (ii) develop new industrial markets for its current products. (iii) focus its sales of boric acid and sodium sulfate into niche markets.

Raw materials

The principal raw material required by SQM for the production of its nitrate, sulfate and iodine products is caliche ore, which is obtained from the corresponding surface mines. The principal raw material for the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from the Atacama Salar.

The Company requires water (for the leaching process and general purposes), potassium chloride (in the manufacture of potassium nitrate), sodium carbonate (soda ash, in lithium carbonate production and for neutralization of iodine solutions), anti-caking, sulfur (in iodine production), ammonium nitrate (in the preparation of the anfo that is used in explosives for mining operations), diesel (mining equipment), natural gas (in heat generation and fusion processes) and electricity acquired from electric utilities (to supply the power needs at Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar and the lithium carbonate plant). The Company's raw material costs (excluding caliche ore and salar brines) represented approximately 12% of its cost of sales in the year 2002. Raw material costs were a significantly higher portion of the costs of sales of iodine (principally sulfur and sodium carbonate) and of l ithium carbonate (principally sodium carbonate).

SQM's main sources of water for its nitrate, sulfate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near the Company's production facilities. Water for the Company's Pampa Blanca, Nueva Victoria and Atacama Salar facilities is obtained from wells near the production facilities. The Company has permits from the Chilean Water Authority to explore for non-potable water and permits to use such water for an indefinite period of time (based on specified maximum volumes) without charge. In addition, the Company purchases potable water from local utility companies. The Company has never experienced any difficulties obtaining the necessary water to conduct its operations.

During 1998, SQM subscribed a long-term electricity supply agreement with a major Chilean electricity producer. This agreement meant that since April 2000, the Company is connected to the Sistema Interconectado del Norte Grande, “SING”, which is the current electricity supplier for the Company and for most of northern Chile cities and industrial facilities.

During 2001, the Company connected its facilities to natural gas pipelines for heat generation and fusion processes. The facilities at Pedro de Valdivia, María Elena and Coya Sur gradually switched over to natural gas on a dual system basis during the second half of 2001. During the second half of 2002, the lithium carbonate facility was also connected.

Back to Contents

The Company obtains ammonium nitrate, sulfur and soda ash from several large suppliers, principally in the United States and Canada, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Prior to beginning production of potassium chloride at its Atacama Salar facility in late 1995, the Company obtained potassium chloride requirements principally from suppliers in Chile (under a long-term contract), and in Canada and Israel (under spot contracts). As a result of the commencement of production of potassium chloride at its Atacama Salar facility, the Company has decreased its purchases of potassium chloride. Currently SQM acquires potassium chloride from Sociedad Chilena del Litio Limitada, a local supplier, pursuant to a contract that expires in 2009. Natural gas and diesel fuel are obtained under contracts terminable upon specified notice by either party a nd which generally provide for sales of fuel at international market prices.

The Company believes that all of the contracts and agreements between the Company and third-party suppliers with respect to the Company's principal raw materials contain standard and customary commercial terms and conditions. During the past ten years, the Company has experienced no significant difficulties in obtaining adequate supplies of necessary raw materials at market prices, and does not expect to experience any such difficulties in the future.

Government regulations

The Company is subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

The Company conducts its mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions, which account for the majority of the mining rights held by the Company, including all of the Company's concessions relating to land which is currently being mined, essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid. The Company also holds water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near the Company's production facilities sufficient to meet its current and anticipated operational requirements. The Company operates port facilities at Tocopilla for shipment of its products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable o n application, provided that such facilities are used as authorized and annual concession fees are paid.

There are currently no material legal or administrative proceedings, except as noted below, pending against the Company with respect to any regulatory matter, and the Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to its business.

Environmental regulations

The Company's operations in Chile are subject to both national and local regulations related to the environment's protection. The fundamental environmental laws in Chile are the Health Code and Law Nº19,300 and their Rules and Regulations. The Company believes that, except as noted below, it is currently in compliance in all material respects with applicable environmental regulations in Chile.

Back to Contents

On August 10, 1993, the Ministry of Health published in the Official Gazette a determination pursuant to the Health Code stating that atmospheric particulate levels at the Company's production facilities in María Elena and Pedro de Valdivia exceeded quality standards for breathable air affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Subsequently, the town of Pedro de Valdivia was relocated into the town of María Elena, practically removing Pedro de Valdivia from the scope of the referred determination. A Plan to reduce the atmospheric particulate levels below permissible levels by July 2000, was approved with certain amendments by Decree N°164. Although the Company followed the plan and has reduced substantially the atmospheric particulate levels at its principal production facilities, as a result of the investments and processes implemented, the Company was not able to fully comply with the July 2000 timetable. Resolution N°384, published in the Official Gazette on May 16, 2000, initiated the revision and reformulation of the Plan and, to date, the Company and the National Environment Comission (CONAMA) are still working on such new Plan, which may be published during this year. There can be no assurance that the Company will not be subject in the interim to warnings, fines and possible temporary closures of its referred production facilities in María Elena.

The Company is continuously studying the techniques, processes and systems used in the María Elena facilities concerning the processing of the caliche ore that could allow a further reduction of the particulate levels.

Law Nº19,300 created the National Environment Comission, the “Environment Commission”, and requires that the Environment Commission drafts and publishes regulations to mandate that companies should conduct environmental impact studies of any future mining or production projects or other activities that are likely to have an environmental impact. Law Nº19,300 also created regional commissions to supervise any required environmental impact studies for all new projects, including those of the Company.

The Company’s mining and production processes do not produce harmful industrial wastes. The Company continuously monitors the impact of its operations on the environment and has, from time to time, made modifications to its facilities trying to eliminate any adverse impact. SQM anticipates that additional laws and regulations will be enacted over time with respect to environmental matters. While SQM believes that it will continue to be in compliance with all applicable environmental regulations of which it is now aware, there can be no assurance that future legislative or regulatory developments will not impose restrictions on SQM that would be material. SQM is both committed to complying with all applicable environmental regulations and implementing an Environmental Management System (EMS) to continuously improve its environmental performance.

Back to Contents

ORGANIZATIONAL STRUCTURE

Since 1992, SQM has operated as a holding Company with its principal business lines conducted by its subsidiaries. All of SQM's principal operating subsidiaries are, essentially, wholly-owned, except for SQMC, which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, Ajay SQM Chile S.A., which is 51% owned by SQM, and Empresas Melón S.A., a company listed and traded on the Chilean Stock Exchanges in which SQM has a 14% stake. The following are SQM’s main subsidiaries:

SQM ’s main Subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest

SQM Nitratos S.A.	Produces and markets the Company’s nitrate, iodine and sulfate products directly and through its principal subsidiaries and affiliates	Chile	100%

Ajay SQM Chile S.A.	Produces and markets the Company’s iodine and iodine derivatives	Chile	51%

SQM Salar S.A.	Exploits the Atacama Salar brines to produce lithium carbonate, potassium chloride, potassium sulfate and boric acid	Chile	100%

Foreign affiliates in Japan and in other locations	Market the Company’s products throughout the world

SQM Nitratos S.A main Subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest

Soquimich Comercial S.A.	Markets domestically the Company’s specialty fertilizers and imports fertilizers for resale in Chile	Chile	61%

Servicios Integrales de Tránsitos y Transferencias S.A.(SIT)	Owns and operates a rail transport system that provides rail transport at the Company’s mines and processing plants and between the Company’s production facilities and its port facilities at Tocopilla; SIT also owns and operates the Tocopilla port facilities	Chile	100%

Energía y Servicios S.A.	Owns and operates the Company’s electricity generation and distribution system, water collection and distribution system and communication system at its facilities	Chile	100%

Sales and distribution affiliates in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico and other locations.	Market the Company’s products throughout the world

Back to Contents

PROPERTY, PLANTS AND EQUIPMENT

MINES

SQM holds rights to explore for, or exploit the, mineral resources in an area covering more than 1,444,500 hectares of land in northern Chile, excluding areas within the Atacama Salar discussed below, and has applied for rights covering in excess of 642,500 additional hectares. The Company conducts surface mining operations on less than 1% of the land area to which it holds rights, annually. As described below, the Company currently conducts surface mining operations at four sites.

Pedro de Valdivia.

The mine and facilities that the Company operates at Pedro de Valdivia, are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 60 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 30 kilometers west of the Pedro de Valdivia production facilities.

The Company’s mining facilities at Pedro de Valdivia have a Weighted Average Age of 9.4 years (“Weighted Average Age” equals the sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2002, divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2002). The power source utilized is mainly electricity, diesel and natural gas.

María Elena.

The mine and facilities that the Company operates at María Elena, are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 60 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 23 kilometers north of the María Elena production facilities.

The power source utilized is mainly electricity, diesel and natural gas. The Weighted Average Age of the Company’s mining facilities at María Elena is approximately 11.1 years.

Pampa Blanca

The Company currently conducts caliche ore operations at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. The Company had been producing from old waste ore deposits at Pampa Blanca since 1987 and during 1997 began mining new caliche ore deposits. The ore in Pampa Blanca is transported by truck to leach pads and processed to produce iodine and nitrate salts. Various companies conducted mining operations at the site in the late 1920s.

The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 8.5 years. The power source utilized is mostly electricity, produced by diesel mobile generators.

Nueva Victoria

At the end of 2002 the Company restarted its caliche ore operations at Nueva Victoria. This site is located 180 kilometers north of María Elena and is accessible by highway. The ore in Nueva Victoria is transported by truck to leach pads and processed to produce iodine.

Back to Contents

The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 6.3 years. The power source utilized is mostly electricity, obtained from the SING.

The following table sets forth certain operating data as to each of the Company’s mines:

(Values in thousands unless otherwise stated)	2000	2001	2002

Pedro de Valdivia

Metric tons of ore mined	11,657	11,838	11,926
Average grade Nitrate (% by weight)	7.4%	7.4%	7.3%
Iodine (parts per million (ppm))	418	396	398
Metric tons of Crystallized Nitrate Produced	479.9	485.2	463.6
Metric tons of Iodine Produced	2.3	2.1	2.1

María Elena (1)

Metric tons of ore mined	5,709	5,907	5,744
Average grade Nitrate (% by weight)	8.2%	8.4%	8.5%
Iodine (parts per million (ppm))	471	468	475
Metric tons of Crystallized Nitrate Produced	436.3	385.1	432.0
Metric tons of Iodine Produced	1.4	1.5	1.5

Pampa Blanca

Metric tons of ore recovered	4,239	4,932	5,416
Iodine (parts per million (ppm))	470	472	461
Metric tons of iodine Produced	1.0	1.2	1.2

Nueva Victoria

Metric tons of ore recovered	—	—	608.3
Iodine (parts per million)	—	—	566
Metric tons of Iodine produced	0.1	—	0.1

SQM Salar

Metric tons of Lithium Carbonate Produced	21.9	22.3	20.7
Metric tons of Potash Produced	549.0	652.1	678.7
Metric tons of Potassium Sulfate Produced	144.1	170.1	173.2
Metric tons of Boric Acid	9.8	9.6	9.0

(1)	Includes production at Coya Sur from treatment of fines and nitrates from pile treatment at Pampa Blanca, María Elena and Pedro de Valdivia.

Back to Contents

The Company prepares its own estimates of caliche ore reserves using an in-house staff of geologists and mining engineers. The Company’s updated estimates of its proven reserves of caliche ore at each of its principal existing mines, as of December 2002, are the following:

Mine	Proven	Nitrate	Iodine
	Reserves	Average Grade	Average Grade
	(millions of metric tons)	(percentage by weight)	(ppm)

Pedro de Valdivia	119.7	7.1%	354
María Elena	134.6	7.3%	400
Pampa Blanca	74.8	6.2%	500
Nueva Victoria	37.5	3.6%	521
Mapocho	4.6	6.2%	484
Soronal	139.2	7.6%	403

The Company’s updated estimates of its probable reserves of caliche ore at each of its principal mines as of December 2002, are the following:

Mine	Probable	Nitrate	Iodine
	Reserves	Average Grade	Average Grade
	(millions of metric tons)	(percentage by weight)	(ppm)

Pedro de Valdivia	300.3	6.9%	444
María Elena	469.5	7.2%	375
Pampa Blanca	582.0	6.5%	471
Nueva Victoria	19.2	4.8%	489
Mapocho	234.3	6.9%	524
Soronal	93.6	8.0%	364

The Company maintains a permanent program of exploration and resource evaluation on the land surrounding the mines at Pedro de Valdivia and María Elena and at other sites for which it has the appropriate concessions in order to add to its proven and probable reserves. In the year 2002, SQM continued a basic reconnaissance program on the new mining properties including a geological mapping of the surface and spaced drill holes campaign covering approximately 175,000 hectares. Additionally, the Company conducted general explorations based on a closer grid pattern drill holes in a total area of approximately 1,505 hectares and, in addition, carried out in-depth sampling of approximately 1,638 hectares (1,170 hectares at Pedro de Valdivia, 286 hectares at María Elena and 182 hectares at Pampa Blanca). The exploration and development program in 2003 calls for a basic reconnaissance program over a total area of 100,000 hectares, general exploration over a total area of about 3,453 hectares and, in addition, in-depth sampling of approximately 4,770 hectares.

Back to Contents

Atacama Salar

The Company holds rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. The Company currently conducts extraction activities over approximately 3,900 hectares, and its solar evaporation ponds cover approximately 1,710 hectares.

The Weighted Average Age of the Company’s mining facilities at the Atacama Salar is approximately 4.8 years. The source of power utilized is principally electricity.

The Company prepares its own estimates of potassium, sulfate, lithium and boron reserves at the Atacama Salar using an in-house staff of geologists and mining engineers. The Company has explored 52% of the land (to a depth of 40 meters) to which it holds exploitation rights in the Atacama Salar and estimates that its proven reserves in that area are as follows:

	Proven Reserves	Probable Reserves
	(Millions of metric tons)	(Millions of metric tons)

Potassium	36.8	4.6
Sulfate	37.2	1.4
Lithium	1.7	1.5
Boron	0.7	0.4

Mining, Ports and Water Rights.

Caliche ore. The Company holds its mineral rights pursuant to one of two types of exclusive concessions granted pursuant to applicable law in Chile:

(1) a concession whereby the Company is legally entitled to use the land in order to exploit the mineral resources contained therein on a perpetual basis subject to annual payments to the Chilean government (an “Exploitation Concession” ); or

(2) a concession whereby the Company is legally entitled to use the land in order to explore for mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years if the area covered by the concession is reduced by half (an “Exploration Concession” ).

An Exploration Concession is generally obtained for purposes of evaluating the mineral resources in an area. Generally, after the holder of the Exploration Concession has determined that the area contains exploitable mineral resources, such holder will apply for an Exploitation Concession for the area. Such application will give the holder absolute priority with respect to such Exploitation Concession as against third parties. If the holder of the Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the concession is usually allowed to lapse, although it is the Company’s policy to convert substantially all Exploration Concessions to Exploitation Concessions. An application also can be made for an Exploitation Concession without first having obtained an Exploration Concession for the area involved.

Back to Contents

Approximately 87% of the Company’s total mining concessions are held pursuant to Exploitation Concessions and 13% pursuant to Exploration Concessions, not including areas within the Atacama Salar. The land to which these concessions relate is located throughout northern Chile.

The Company made payments to the Chilean government for its Exploration and Exploitation Concessions of approximately US$3.05 million in the year 2002.

   Atacama Salar. SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A., the “Lease Agreement”. Corfo may not unilaterally amend the Lease Agreement and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that the Company is responsible for the maintenance of Corfo´s exploitation rights and for annual payments to the Chilean government and expires on December 31, 2030. The Company is required to make lease-royalty payments to Corfo equal to specified percentages of the value of production of minerals extracted from the Atacama Salar brines. Such royalty payments in the year 2002 amounted to approximately US$ 3.36 million.

In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 58,000 additional hectares in the Salar de Atacama. Under the terms of the Atacama Salar Project Agreement between Corfo and SQM Potasio S.A., the “Project Agreement”, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 58,000 hectares of the Salar de Atacama. The Project Agreement expires on December 31, 2030.

   Water and Port Rights. The Company also holds water rights for a supply of water from rivers and wells near the Company’s production facilities sufficient to meet its current and anticipated operational requirements. The Company operates port facilities at Tocopilla for shipment of its products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid.

Back to Contents

The map below shows the location of the Company’s principal mining operations and the land covered by concessions owned by the Company.

N
ARICA
I REGION
IQUIQUE
POCO ALMONTE
NUEVA VICTORIA
SQM BORATOS
S.I.T. PUERTO DE TOCOPILLA
TOCOPILLA
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
CALAMA
SIERRA GORDA
PAMPA BLANCA
PLANTA BORATOS ANDINOS
ANTOFAGASTA
PLANTA CARBONATO DE LITIO
SQM SALAR
TALTAL
REPUBLIC OF CHILE
EXPLOITATION CONCESSIONS CONSTITUTED
EXPLORATION CONCESSIONS CONSTITUTED

MAP OF SQM'S PRINCIPAL MINING FACILITIES AND LAND COVERED BY CONCESSIONS

ESCALA = 1:5000000

Back to Contents

PRODUCTION FACILITIES

SQM’s principal production facilities are located near its mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities:

		Approximate
		Size[1]
Location	Type of Facility	(Hectares)

Pedro de Valdivia	Nitrate, sulfate and iodine production	130
María Elena	Nitrate, sulfate and iodine production	180
Coya Sur	Nitrate, sulfate and iodine production	350
Pampa Blanca	Concentrated nitrate salts and iodine production	115
Nueva Victoria	Iodine production	27
Atacama Salar[2]	KCl, lithium chloride, potassium sulfate and boric acid	3,200
Salar del Carmen, Antofagasta	Lithium carbonate production	45
Salar del Carmen, Antofagasta	Boron production	5
Tocopilla	Port facilities	24

(1)	Includes productive facilities, solar evaporation ponds and leaching heaps, if any.

(2)	The Company leases the exploitation rights it uses at the Atacama Salar from Corfo.

The Company owns, directly or indirectly, all of the above-listed facilities, free of any material liens, pledges or encumbrances, and believes that its facilities are suitable and adequate for the business conducted therein. As of December 31, 2002, the gross book value of the property and associated plant and equipment at the Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar, Salar del Carmen and Tocopilla was approximately US$148.0 million, US$249.9 million, US$93.9 million, US$16.5 million, US$60.2 million, US$344.9 million, US$54.1 million and US$58.7 million, respectively.

In addition to its production facilities, the Company operates a computer and information system that links its principal subsidiaries and operating facilities throughout Chile via a local area network. The computer and information system is used principally for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system’s mainframe computer equipment is located at the Company’s offices in the city of Santiago.

The Weighted Average Age of the Company’s production facilities at Pedro de Valdivia, María Elena, Coya Sur, Nueva Victoria, Atacama Salar and Salar del Carmen is approximately 12.8 years, 10.8 years, 8.5 years, 6.7 years, 5.4 years and 6.6 years, respectively. The Weighted Average Age of the Company’s semi-portable iodine facilities at Pampa Blanca is approximately 8.5 years. The Company’s railroad line between its production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 10.4 years. The Company considers the condition of its principal plants and equipment to be good.

Back to Contents

TRANSPORTATION AND STORAGE FACILITIES

SQM, through its subsidiary SIT, owns and operates railway lines and equipment as well as port and storage facilities, for the transport and storage of finished products and consumable materials.

The Company transports its nitrate products in bulk from its production facilities in Pedro de Valdivia, María Elena and Coya Sur to its port facilities at Tocopilla using its own railway lines and equipment. The Company exports its products from Tocopilla by ship. In most cases, SQM arranges for ocean shipment by third parties, although in some cases customers provide their own shipping.

SIT operates the port facilities located at Tocopilla, which is approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Atacama Salar. SIT operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The SIT facilities at Tocopilla include a railway car dumper to transfer nitrate products in bulk from train wagons to a conveyor belt and silo system. The storage silos, six in all, have a capacity of 55,000 metric tons. Additional open storage area for approximately 180,000 metric tons is also available. The port operates a conveyor belt system for ship loading in bulk, with a capacity of 1,200 tons per hour, and facilities for bagging nitrates and loading bagged products using a loading dock and barges. The port has facilities for receiving and transferring raw material shipments by rail to SQM’s production facilities. The Company also owns fuel oil and diesel fuel storage facilities at Tocopilla where these products are held on a consignment basis, purchased from supplies as needed and shipped to processing plants. The Company provides a limited amount of port loading services to third parties (principally fishmeal producers) consistent with SQM’s own use of its facilities.

SQM ships its iodine production to Antofagasta by trucks operated by local authorized contractor companies. Iodine is exported directly to customers or to the Company’s international sales affiliates by ship. Iodine used by the Company in producing iodine derivative products is shipped by truck to the Company’s facilities in Santiago. Land, sea and air transportation is then arranged to ship iodine derivative products from Santiago to customers.

SQM’s sodium sulfate products are delivered principally by truck from the Company’s facilities at Coya Sur directly to customers or through the regular maritime terminal for export purposes.

The Company transports potassium chloride from its Atacama Salar facility to its Coya Sur production facility on a containerized dual transport system, trucks and railway system, using a dedicated contractor. Potassium chloride sold to third parties, as well as potassium sulfate and boric acid are also sent to Tocopilla for shipping or directly by truck.

Lithium loaded solutions used for lithium carbonate production are transported by tanker trucks, from the Atacama Salar facility to the lithium carbonate production plant next to Antofagasta, using a contractor company. Finished lithium carbonate is bagged and transported to customers by land, sea and air.

Back to Contents

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

The Company believes that its critical accounting policies in the preparation of its Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in note 28 of the financial statements. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the consolidated financial statements.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the assessed inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances may be required. The Company routinely reviews the financial condition of its customers and makes assessments of collectibility.

Income and Deferred Taxes

The Company and each of its subsidiaries compute and pay tax on a separate basis, except for the US subsidiary. The Company estimates its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believe that recovery is unlikely, it establishes a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. The Company regularly reviews inventory for impairment and records an obsolescence provision so that carrying values do not exceed net realizable values.

Back to Contents

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein. Certain amounts (including percentage amounts) that appear herein have been rounded.

The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 28 to the Audited Financial Statements as of December 31, 2002 provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and of total shareholders' equity at December 31, 2000, 2001 and 2002. The Company's Consolidated Financial Statements are prepared in U.S. dollars. The U.S. dollar is the primary currency in which the Company operates.

The Company operates as an independent corporation and is not a controlled corporation, as such is defined under Chilean law.

The following table sets forth for each of the periods indicated the revenues of the Company (in millions of U.S. dollars) and the percentage of the Company's total revenues accounted for by each of its product lines:

		Year ended December 31,

	2002		2001		2000

	US$	%	US$	%	US$	%

Specialty fertilizers	281.4	51	259.1	49	229.9	46
Iodine and derivatives	84.1	15	81.4	16	87.1	17
Lithium and derivatives	37.3	7	37.0	7	33.0	7
Industrial chemicals	70.8	13	69.6	13	69.8	14
Others (1)	80.2	14	79.3	15	82.0	16

Total	553.8		526.4		501.8

(1)   Primarily imported fertilizers distributed in Chile and potassium chloride sold to third parties.

Back to Contents

The following table sets forth certain financial information of the Company (in millions of US dollars) for each of the periods indicated, as a percentage of revenues:

	Years ended December 31,

	2002		2001		2000

Total Revenues	553.8	100.0%	526.4	100.0%	501.8	100.0%
Cost of sales	(424.8)	(76.7)%	(409.0)	(77.7)%	(388.8)	(77.5)%

Gross margin	129.0	23.3%	117.4	22.3%	113.0	22.5%
Selling and administrative expenses	(46.3)	(8.4)%	(43.7)	(8.3)%	(45.7)	(9.1)%

Operating income	82.7	14.9%	73.7	14.0%	67.3	13.4%

Non-operating income	14.2	2.6%	18.3	3.5%	13.0	2.6%
Non-operating expenses	(44.0)	(7.9)%	(47.5)	(9.0)%	(45.8)	(9.1)%

Income before income taxes	52.9	9.6%	44.5	8.5%	34.5	6.9%

Income tax	(10.8)	(2.0)%	(7.5)	(1.5)%	(4.9)	(1.0)%
Minority interest	(2.3)	(0.4)%	(2.4)	(0.5)%	(2.9)	(0.6)%
Amortization of negative goodwill	0.4	0.1%	0.4	0.1%	0.4	0.1%
Extraordinary items	0.0	0.0%	(4.9)	(0.9)%	0.0	0.0%

Net income	40.2	7.3%	30.1	5.7%	27.1	5.4%

Results of Operations - 2002 compared to 2001

During 2002, SQM generated total sales for an amount of US$553.8 million, which is 5.2% higher than the US$526.4 million recorded for the year 2001.

The main factors that explain the increase in revenues and the operational variations in the different business lines are the following:

Back to Contents

Specialty Fertilizers

Revenues for specialty fertilizers for the year 2002 reached US$ 281.4 million, US$22.3 million higher than the US$ 259.1 million of the previous year.

		Year 2002	Year 2001	Change from 2002/2001

Sodium nitrate	Th. Ton	59.5	63.1	(3.6)	(6)%
Potassium nitrate and sodium potassium nitrate	Th. Ton	558.6	544.8	13.8	3%
Blended and other specialty fertilizers*	Th. Ton	276.6	241.8	34.8	14%

Total Nitrate Specialty Fertilizers and Others	Th. Ton	894.7	849.7	45.0	5%
Potassium sulfate	Th. Ton	161.0	156.6	4.4	3%

Revenues Nitrate Specialty Fertilizers and Others*	MUS$	248.6	227.7	21.0	9%
Revenues Potassium Sulfate	MUS$	32.8	31.4	1.4	4%

Revenues Specialty Fertilizers	MUS$	281.4	259.1	22.3	9%

(*)   Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers. Norsk Hydro Specialty Fertilizer sales for the year 2002 reached approximately US$ 15 million.

Higher revenues obtained during the year are mainly explained by:

•	Significant increase in sales volumes of potassium related products to the Latin American markets.
•	Increase in potassium nitrate sales to the USA as a consequence of the TRI plant closure, and an increase in soluble potassium nitrate sales to Europe. These increases were partially offset by lower sales of potassium nitrate to China compared to the previous year.
•	Higher sales of Norsk Hydro’s calcium nitrate and other specialty fertilizers, mainly related to the startup of distribution operations contemplated on the SQM - Norsk Hydro commercial agreement.
•	Slight increase in potassium sulfate and boron fertilizer sales.

During 2002, this business line experienced a significant reduction in production costs resulting from the various cost reduction initiatives implemented during 2001 and an increase in volume sales. The above was partially offset by a slight reduction on sales prices during the year compared to the prices observed for 2001.

On November 12, 2002, SQM signed a contract with PCS pursuant to which SQM agreed to buy from PCS 8,000 metric tons per month of potassium nitrate for a period of 14 months. The main benefits of this operation are related to the logistics and commercial synergies that SQM will obtain due to the increase in sales volumes of potassium nitrate. Currently, SQM supplies PCS potassium chloride, a raw material in the production of potassium nitrate.

Back to Contents

Iodine and derivatives

Revenues for iodine and iodine derivatives for 2002 reached US$ 84.1 million, approximately 3.4% higher than the US$ 81.4 million obtained during the previous year.

	Year 2002	Year 2001	Change from 2002/2001

Iodine and derivatives Th. Ton	6.4	5.6	0.8	14%

Revenues Iodine and derivatives MUS$	84.1	81.4	2.7	3%

Average sales prices for the year 2002 fell by approximately US $1.4 per kilogram compared to the previous year. However, SQM was able to recover market share and benefit from the growth of the world market and lower production costs and the sales volume increase for the period partially offset the negative effect of lower sales prices.

Lithium and derivatives

Revenues for lithium and lithium derivatives for 2002 reached US$ 37.3 million, similar to the US$ 37.0 million obtained during the previous year.

	Year 2002	Year 2001	Change from 2002/2001

Lithium carbonate and derivatives Th. Ton	22.3	21.7	0.6	3%

Revenues Lithium and derivatives MUS$	37.3	37.0	0.3	1%

The increase in revenues observed during the fourth quarter allowed the Company to recover the lower sales observed up to September 2002. Contributing to the increase in sales observed during the fourth quarter is the increase in lithium hydroxide sales, of which the Company acquired at the end of the third quarter an 18 million lbs stockpile in the US.

Continuing with the last years trend, sales prices for the year 2002 were slightly higher than the sales prices of the previous year.

Back to Contents

Industrial Chemicals

Revenues for industrial chemicals for the year 2002 reached US$ 70.8 million, slightly higher than the US$ 69.6 million obtained during the previous year.

		Year 2002	Year 2001	Change from 2002/2001

Industrial nitrates	Th. Ton	187.3	187.0	0.3	0%
Sodium sulfate	Th. Ton	63.2	66.7	(3.5)	(5)%
Boric acid	Th. Ton	11.3	13.9	(2.6)	(19)%
Revenues Industrial Chemicals	MUS$	70.8	69.6	1.2	2%

Industrial chemicals were benefited by lower production costs.

Potassium Chloride (KCl)

Potassium chloride revenues for the year 2002 reached US$ 38.2 million, higher than the US$ 36.5 million obtained during the previous year.

		Year 2002	Year 2001	Change from 2002/2001

Potassium Chloride	Th. Ton	286.0	262.9	23.1	9%
Revenues Potassium Chloride	MUS$	38.2	36.5	1.7	5%

Higher annual volumes are mainly explained by an increase in production in potassium chloride in 2002 compared to 2001.

Cost of Sales

Cost of sales during 2002 were US$424.8 million, which represented a 3.8% increase compared to the US$409.1 million recorded during 2001, which compares to the 5.2% sales increase. Cost of sales consists primarily of production related expenses, depreciation, raw material costs, logistics expenses and the cost of imported fertilizers and blends used both for resale and in the production of other products. As a percentage of revenues, cost of sales were 76.7% in the year 2002, lower than the 77.7% observed in 2001.

The lower costs realized during 2002 reflect the reorganization of the Company and different changes implemented during the year 2001. Additionally, the improvements in the production processes and the devaluation of the Chilean peso against the U.S. dollar have further reduced production costs.

Gross Profit

As a result of the factors described above, gross profit increased 9.9% to US$129.0 million in 2002 from US$117.4 million in 2001.

Back to Contents

Selling and Administrative Expenses

Selling and administrative expenses increased approximately 6.2% to US$46.3 million in 2002 from US$43.6 million in 2001. As a percentage of revenues, selling and administrative expenses represented 8.4% in 2002, similar to the 8.3% in 2001.

Although there is an increase in the total SG&A compared to the year 2001, there are certain items that where not included in the 2001 SG&A that should be considered when comparing the figures of 2002 and 2001:

•	The addition of two commercial affiliates, SQM Italy and SQM Mexico, in 2002 increased the Company's consolidated SG&A by approximately US$2.3 million.

Operating Income

As a result of the factors described above, operating income increased 12.2% to US$82.7 million in 2002 from US$73.7 million in 2001.

Non-Operating Results (net)

The principal components of the Company's non-operating results were as follows:

	Year ended December 31,

(in millions of US$)	2002	2001	2000

Net financial income (expense) (1)	(25.5)	(29.5)	(28.6)
Exchange gain (loss)	(3.5)	(3.1)	(1.9)
Others	(0.7)	3.4	(2.4)

Total Non-Operating	(29.8)	(29.2)	(32.8)

(1)	Net of capitalized interests. During the years 2002, 2001 and 2000, the company capitalized interests in the amount of US$1.9 million, US$2.4 million and US$4.4 million respectively.

During 2002, the Company had non-operating expenses amounting to US$29.8 million compared to US$29.2 million in 2001. The main variations in the non-operating income were the following:

•	During the first quarter of 2001 a non-operating profit of US$4 million was reflected due to the sale of certain non-essential mining rights.
•	Net financial expenses decreased from US$(29.5) million in 2001 to US$(25.5) million in 2002. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt by approximately US$ 63 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.
•	The income derived from the 14.05% stake in the cement Chilean company Empresas Melón S.A., increased from US$1.3 million in 2001 to US$3.0 million in 2002

Back to Contents

Income Taxes

Income taxes reached US$10.8 million in 2002 resulting in an effective consolidated tax rate of 21.1%, as compared to income taxes of US$7.5 million in 2001 for an effective consolidated tax rate of 20.0%. In accordance with Chilean law, SQM and each of its subsidiaries computes and pays taxes on an individual basis and not on a consolidated basis. The Company had tax loss carry-forwards of US$97.5 million at December 31, 2002, which have no expiration dates and are expected to be fully utilized in the future.

Income taxes applied to companies in Chile were 16 % during 2002. Income taxes will be raised during 2003 and 2004 to tax rates of 16.5 % and 17 % respectively.

For a more detailed analysis of income taxes and deferred taxes see note 14 to the Financial Statements

Net Income

As a result of the factors described above, net income increased 33.6% to US$40.2 million in 2002 from US$30.1 million in 2001.

Results of Operations - 2001 compared to 2000

During 2001, SQM generated total sales amounting to US$526.4 million, which is 4.9% higher than the US$501.8 million recorded for the year 2000.

The main factors that explain the revenues increase and the operational variations in the different business lines are the following:

Specialty Fertilizers

Revenues for specialty fertilizers for the year 2001 reached US$259.1 million, 12.7% higher than the US$229.9 million obtained during the previous year.

		Year 2001	Year 2000

Sodium nitrate	Th. Ton	63.1	71.2
Potassium nitrate and sodium potassium nitrate	Th. Ton	544.8	472.2
Blended and other specialty fertilizers*	Th. Ton	241.8	200.2

Total Nitrate Specialty Fertilizers and Others	Th. Ton	849.7	743.5
Potassium sulfate	Th. Ton	156.6	151.6

Revenues Nitrate Specialty Fertilizers and Others*	MUS$	227.7	200.3
Revenues Potassium Sulfate	MUS$	31.4	29.6

Revenues Specialty Fertilizers	MUS$	259.1	229.9

(*)    Includes Blended Fertilizers and Other Specialty Fertilizers.

Back to Contents

Nitrate specialty fertilizers and Others

Nitrate specialty fertilizer revenues for the year 2001 were 13.7% higher than those recorded during the same period of the previous year. This was mainly due to a significant increase in potassium nitrate sales to China and to an increase in sales to Europe.

Average sales prices for the year 2001 were lower than those of the previous year, mainly due to the Euro devaluation against the U.S. dollar, which affected U.S. dollar-indexed prices in Europe, and the highly competitive environment in the potassium nitrate business, which is the Company’s main specialty fertilizer.

Notwithstanding the lower average sales prices observed during the year 2001, the increase in sales volumes and the reduction in production costs allowed the Company to increase the operational contribution of specialty fertilizers compared to the previous year.

Potassium sulfate

During 2001 productive process yields increased, leading to a significant reduction in production costs. This translated into an increase in potassium sulfate’s operational contribution to the Company.

Iodine and Lithium

Revenues for iodine and lithium for the year 2001 reached US$118.4 million, similar to the US$120.1 million obtained during the previous year.

		Year 2001	Year 2000

Iodine and derivatives	Th. Ton	5.6	5.7
Lithium and derivatives	Th. Ton	21.7	20.6
Revenues Iodine and Lithium	MUS$	118.4	120.1

Iodine and Derivatives

The lower revenues of iodine and derivatives for the year 2001 were the result of lower average prices, which were approximately US$1.4 per kilogram lower than those recorded during the previous year.

The iodine market was affected by an important increase in installed production capacity, which put a downward pressure on international prices. However, iodine is an essential and irreplaceable element used in a wide range of traditional applications whose consumption grows at rates similar to those of the world economy.

As with specialty fertilizers, cost reduction initiatives resulted in a reduction of production costs during the year 2001.

Lower average prices, only partially offset by lower costs, translated into reduction in the operating contribution of the iodine business as compared to last year.

Lithium Carbonate

Lithium carbonate sales volumes during 2001 were 5.3% higher than those observed during the previous year. Continuing with the previous year’s price recovery trend, lithium carbonate sales prices were approximately 6% higher than the prices observed during 2000.

Back to Contents

The better yields obtained in production processes together with better quality of the brines coming from the Atacama Salar, led to lower production costs during the year 2001 than originally projected.

Better prices and higher sales volumes resulted in an increase in sales margins compared to the year 2000.

Industrial Chemicals

Revenues for industrial chemicals for the year 2001 reached US$69.6 million, similar to the US$69.8 million obtained during the previous year.

		Year 2001	Year 2000

Industrial nitrates	Th. Ton	187.0	196.3
Sodium sulfate	Th. Ton	66.7	43.8
Boric Acid	Th. Ton	13.9	8.7
Revenues Industrial Chemicals	MUS$	69.6	69.8

Lower sales of industrial nitrates during the year 2001, particularly in US and European markets, were mainly due to an intense competitive environment and a slight decrease in world demand. Average sales prices for industrial nitrates were thus slightly reduced.

As with nitrate specialty fertilizers sales, industrial nitrates benefited from lower production costs as a direct consequence of the cost reduction initiatives implemented during the year 2001. Joint production of industrial and agricultural nitrates allows a natural diversification and continuous production redistribution in response to different markets’ conditions. This creates synergies in the business by allowing the products to complement SQM’s fertilizer nitrates.

Sodium sulfate sales for the year 2001 increased compared to the previous year mainly due to higher sales in Latin America.

Finally, boric acid, a byproduct of potassium sulfate, experienced higher production levels and lower costs, due to improvements in the production process, which caused sales in 2001 to increase by 60%, due mainly to increased sales to the USA and Canada.

Potassium Chloride (KCl)

		Year 2001	Year 2000

Potassium Chloride	Th. Ton	262.9	279.4
Revenues Potassium Chloride	MUS$	36.5	38.4

Potassium chloride sales for 2001 were 4.9% lower than those recorded during the previous year. Even though potassium chloride production during the year 2001 was higher than that of the year 2000, its use as a raw material in the additional production of potassium nitrate has reduced the availability of this product for direct sales. Potassium chloride production costs during 2001 were lower than previous year’s.

Lower costs, together with stable prices, have increased the operational contribution of this business line.

Back to Contents

Cost of Sales

Cost of sales during 2001 were US$409.1 million, which represented a 5.2% increase as compared to US$388.8 million recorded during 2000, compared to an increase in sales of 4.9%. Cost of sales consists primarily of production related expenses, depreciation, raw material costs, logistics expenses and the cost of imported fertilizers and blends used both for resale and in the production of other products. As a percentage of revenues, cost of sales were 77.7% in the year 2001, similar to the 77.5% observed in 2000.

During March 2001 SQM implemented an organizational restructuring aimed to reduce its production and administrative costs. This translated into relevant cost reductions, mainly in operations and support areas, and was part of several cost reduction initiatives that the Company has been undertaking for the past years as result of its consolidation strategy. The lower costs achieved through the different changes implemented were partially reflected during the year 2001 and were fully reflected during the year 2002. Additionally, the improvements in the production processes and the devaluation of the Chilean peso against the U.S. dollar further reduced production costs.

Gross Profit

As a result of the factors described above, gross profit increased 3.9% to US$117.4 million in 2001 from US$113.0 million in 2000.

Selling and Administrative Expenses

Selling and administrative expenses decreased approximately 4.8% to US$43.6 million in 2001 from US$45.8 million in 2000. As a percentage of revenues, selling and administrative expenses decreased to 8.3% in 2001 from 9.1% in 2000. The decrease in selling and administrative expenses is mainly due to the efforts in restructuring of the organization as explained in ‘Cost of Sales’ above.

Operating Income

As a result of the factors described above, operating income increased 9.6% to US$73.7 million in 2001 from US$67.3 million in 2000.

Non-Operating Results (net)

The principal components of the Company's non-operating results were as follows:

	Year ended December 31,

	2001	2000

	(in millions of US$)
Net financial income (expense) (1)	(29.5)	(28.6)
Exchange gain (loss)	(3.1)	(1.9)
Others	3.4	(2.3)

Total Non-Operating	(29.2)	(32.8)

(1)     Net of capitalized interests. During the years 2001 and 2000, the company capitalized interests in the amount of US$2.4 million and US$4.4 million respectively.

Back to Contents

The Company had a non-operating loss of US$29.2 million in 2001, as compared to a non-operating loss of US$32.8 million during 2000. The increase in non-operating results is primarily attributable to the following:

•	Capitalized interests reduction, from US$4.4 million in 2000 to US$2.4 million in 2001, due to the start up of several projects during the last year;
•	An exchange difference of US$(3.1) million during 2001, compared to an exchange difference of US$(1.9) million in 2000;
•	During the first quarter of 2001, a gain was recorded due to the sale of certain non-essential mining properties.

Income Taxes

Income taxes were US$7.5 million in 2001 resulting in an effective consolidated tax rate of 20.0%, as compared to income taxes of US$4.9 million in 2000 for an effective consolidated tax rate of 15.2%. In accordance with Chilean law, SQM and each of its subsidiaries compute and pay taxes on an individual basis and not on a consolidated basis. The Company had tax loss carry-forwards of US$139.3 million at December 31, 2001, which have no expiration dates and are expected to be fully utilized in the future.

Income taxes applied to companies in Chile were 15 % during 2001.

Net Income

As a result of the factors described above, net income increased 11.1% to US$30.1 million in 2001 from US$27.1 million in 2000.

FOREIGN EXCHANGE RATES - INFLATION

As noted above, the U.S. dollar is the primary currency in which SQM operates. Nevertheless, as an international company operating in Chile and several other countries, the Company transacts a portion of its business and has assets and liabilities in Chilean Pesos and other non-dollar currencies. During 2002 the Company incurred net foreign exchange losses caused, in part, by the fact that the rate at which the Chilean Peso devalued against the U.S. dollar was higher than the rate of inflation in Chile. During this period, the Consumer Price Index increased by 2.8% while the Chilean Peso devalued against the U.S. dollar by 9.7%. Thus, the values of assets denominated in Chilean Pesos and UF, which were not hedged, decreased in value in U.S. dollars. The Company has a portion of its expenses in Chilean Pesos and UF, which are partially offset by revenues denominated in Chilean pesos and UF. If the devaluation of the peso is higher than inflatio n, the process of translating these amounts to U.S. dollars will result in lower values in U.S. dollars, thereby generating exchange differences: 1) gains related to Chilean peso and UF denominated expenses, and 2) losses associated to Chilean peso and UF denominated revenues in the Chilean GAAP Consolidated Financial Statements. If inflation is higher than the rate of devaluation the opposite would occur. The net impact of price level adjustments to non-monetary assets and liabilities and equity for those subsidiaries which maintain their accounting records in Chilean Pesos is also presented in the Chilean GAAP financial statements as part of the net foreign exchange gains and losses and is affected by the level of inflation in Chile. Although other income statement accounts are not affected by monetary correction adjustments, operating expenses, which are denominated in UF or are linked to inflation in some manner will increase in U.S. dollar denominated Chilean financial statements if inflation exceeds de valuation.

Management monitors and attempts to maintain its non-dollar assets and liabilities position in balance and utilizes foreign exchange contracts and other hedging instruments to try to minimize its exposure to the risks of changes in foreign exchange rates. There is no assurance that the Company will be able to maintain prices of products sold in Chile at a constant U.S. dollar level if devaluation exceeds inflation.

Back to Contents

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2002 and 2001:

	2002	2001

	Th US$	Th US$
Chilean Pesos	70,878	77,596
Brazilian Real	2,028	3,114
Euro	42,063	43,305
Japanese Yen	1,475	2,194
Mexican Pesos	13,896	11,542
Other currencies	1,120	911

The prospects and results of operations of the Company could be adversely affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which the Company has no control.

U.S. GAAP RECONCILIATION

The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are (i) the elimination of the effects of a reappraisal of fixed assets undertaken in 1988, (ii) the effect of monetary correction and the treatment of foreign currency translation gains and losses, (iii) the accounting for derivative contracts, (iv) the treatment of the investment in Empresas Melón S.A., (v) the treatment of companies in development stage, and (vi) the elimination of complementary accounts in deferred taxes. For further details of these differences between Chilean GAAP and U.S. GAAP, see Note 28 to the Audited Financial Statements included herein.

Net income under U.S. GAAP for 2000, 2001 and 2002 was US$24.6 million, US$24.4 million and US$46.9 million, respectively, as compared to that reported under Chilean GAAP of US$27.1 million, US$30.1 million and US$40.2 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2000, 2001 and 2002 was US$712.3 million, US$721.4 million and US$747.3 million, respectively, compared to that reported under Chilean GAAP of US$824.1 million US$831.7 million and US$849.7 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company operates a capital-intensive business that requires significant investments in revenue-producing assets. The Company’s growth strategy has included the purchase of production facilities and equipment and has also entailed the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash provided by operating activities, corporate borrowing under credit facilities, issuance of debt securities and increases in capital.

Back to Contents

SQM’s working capital – working capital is calculated as the sum of accounts receivable, accounts receivable from related companies and inventories – increased over the past year to US$385.3 million as of December 31, 2002 from US$372.9 million as of December 31, 2001. The main reason for this was the increase in inventories related to the acquisition of the lithium hydroxide stock in the United States and some products related to the commercial agreement with Norsk Hydro. Despite a decrease in current assets by 10.3%, the current ratio increased from 4.33:1 as of December 31, 2001 to 4.95:1 as of December 31, 2002 due to a 21.5% decrease in current liabilities, consistent with the net financial debt reduction.

As of December 31, 2002, the Company had total debt (short-term borrowings, current portion of long-term bank debt, long term bank debt and sundry creditors) of US$350.2 million, as compared to total debt of US$483.9 million as of December 31, 2001. Of the total debt of US$350.2 million at December 31, 2002, US$23.4 million was short-term debt plus the current portion of long-term bank debt. Of the total debt of US$483.9 million at December 31, 2001, US$68.0 million was short-term debt plus the current portion of long-term bank debt. All of the Company’s long-term bank debt (including the current portion) as of December 31, 2002 was denominated in U.S. dollars. The following table sets forth the maturities of the Company’s long-term bank debt:

Years	Amount
	(millions of US$	)

2003	16.0
2004	32.0
2005	62.0
2006	230.0

The Company paid the US$120 million syndicated loan entered into in February 1998, with US$60 million cash in August 2002 and renegotiated the other US$60 million at an interest rate of LIBOR + 1.00% (2.40% at December 31, 2002). In November 2000, the Company entered into a new syndicated credit facility with the purpose of prepaying debt maturing in 2001. The Company borrowed US$80 million, which is due with 5 semi-annual equal partial installments beginning in November 2003 with final payment in November 2005, and which bears interest at a rate of LIBOR + 1.125% (2.582% at December 31, 2002). Under the terms of these facilities, the Company must comply with certain financial ratios. In particular, the Company must maintain a ratio of debt to total capitalization (measured as interest indebtedness to interest indebtedness plus shareholder’s equity) of less than 0.45:1 and a maximum level of short term-debt interest indebtedness (for this purpose only short-term interest indebtedness of SQM and certain subsidiaries is considered) to current assets of 0.30:1. As of December 31, 2002, the Company was in compliance with these ratios. The Company also paid the US$12 million local bank loan in the first half of 2002. In addition, the Company borrowed US$200 million in September 1996, which is due in 2006 and bears interest at a fixed rate of 7.7%.

The Company believes that the terms and conditions of its debt agreements and bonds are standard and customary and that it is in compliance in all material respects with such terms and conditions.

As of December 31, 2002, the Company had US$65.2 million of cash and cash equivalents, including marketable securities (See Note 2e to the Audited Financial Statements as of December 31, 2002). In addition, as of December 31, 2002, the Company had unused credit lines aggregating approximately US$202.5 million.

Shareholders' equity remained at practically the same levels going from US$831.7 million in 2001 to US$849.7 million in 2002. SQM’s ratio of total liabilities to equity (including minority interest) decreased from 0.70:1 to 0.56:1 due to the reduction of the consolidated debt of the Company.

The Company's capital expenditures in 2002 amounted to US$58.8 million, of which US$41.9 million corresponded to additions to property, plant and equipment, including capitalized interest.

Back to Contents

The Company believes that cash flow generated by internal operations, cash balances and available credit lines, will enable the Company to meet its working capital, capital expenditure and debt services requirements for 2003, 2004 and 2005.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

One of the main objectives of SQM’s Research and Development team consists of developing new processes and products in order to maximize the returns obtained from the resources that the Company exploits. The areas of research cover topics such as chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products. This unit, which depends on the GIDMA (Research, Development and Environmental Department), provides technical advice to production, quality and commercial areas.

SQM's research and development activities are conducted principally at its Antofagasta Research and Development Center. The Center has a total staff of 24 people, including 4 Ph.D.’s and 8 professionals in the fields of engineering and chemistry conducting research on various projects. The Company's research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications, (iii) development of new uses for current products, (iv) development of new products and (v) improvement of technical customer service.

For the years ended December 31, 2000, 2001 and 2002 SQM spent approximately US$3.0 million, US$2.2 million and US$ 2.0 million respectively, on research and development activities.

SQM’s research and development activities have been instrumental in improving SQM’s production processes and developing new products. As a result of research and development activities new methods of extraction and finishing have been developed, including methods for heap leaching nitrates and a method to produce mono-granular blends of fertilizers that permit the incorporation of different nutrients (including micro-nutrients) into one grain. In recent years, the company has also been focusing on the development of processes for lithium compounds coming out of the brines from the Salar de Atacama.

SQM has patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the USA and Chile, and other countries when necessary.

TREND INFORMATION

In the last few years the price of iodine decreased from a price of US$18 to US$13 per kilogram. However, the prices observed during the first quarter of 2003 have not continued with this trend and have remained in levels similar to those of the last quarter of 2002. The demand for iodine is to some extent correlated with world economic activity, and supply of iodine is dependant on the production capacity of the world’s major producers –being SQM one of them. Under the assumption that the other major producers will not increase their production capacities, future prices might be expected to remain at similar levels during 2003.

After the Company entered the lithium carbonate market at the end of 1996 –moment in which prices sharply declined–, price has been steadily increasing to levels of US$1,900 to US$2,000 per metric ton. As demand and supply are presently at a relatively stable equilibrium, prices might remain at current levels for the remainder of the year.

Potassium nitrate and sodium potassium nitrate sales volumes increased by approximately 3% from 2001 to 2002 and should be expected to increase during 2003, considering the commercial agreements the Company has with Norsk Hydro and PCS. Following the Company’s strategy to continue to expand its sales of natural nitrate specialty fertilizers, sales of potassium chloride should be expected to decrease for it is used as a raw material in the production of potassium nitrate-based specialty fertilizers.

Back to Contents

Specialty fertilizers sales for 2003 in Chile are expected to increase as Norsk Hydro Chile S.A. was acquired by the Company’s affiliate SQMC on April 2003.

Sodium nitrate production for 2003 is expected to decrease subsequent to the past ten years’ trend. This trend is related to the use of sodium nitrate as raw material for some specialty fertilizers such as potassium nitrate and other specialty fertilizer blends, whose sales are expected to increase in the years to come. Blended and tailor made fertilizer sales are estimated to increase, as more customers are interested in this high value products to achieve higher yields and better quality crops.

For further information please refer to the discussions throughout Items 4 and 5 hereto.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

SQM is managed by its executive officers under the direction of its Board, which in accordance with its By-laws, must consist of eight directors who are elected at the annual ordinary shareholders' meeting. The Board consists of seven members elected by shareholders of the Series A shares, and one member elected by shareholders of the Series B shares. The entire Board of Directors is regularly elected every three years at SQM’s ordinary shareholders meeting. Cumulative voting is allowed for the election of directors. The current Board of Directors was elected on April 30, 2003. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. SQM's Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints SQM’s executive officers. There are regularly scheduled meetings of the Board of Directors once a month; extraordinary meetings are called by the Chairman, when requested by the director elected by holders of the Series B shares, when requested by any other director with the assent of the Chairman or when requested by an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

SQM's directors and executive officers as of May 30, 2003 are as follows:

Directors Name	Position	Current position held since

Julio Ponce L. (1)	Chairman of the Board and Director	September 1987
Mr. Ponce is a Forestry Engineer from the Universidad de Chile. He joined the Company in 1981. He is also Chairman of the Board of the following corporations:
Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A. and Soquimich Comercial S.A. He is the brother of Luis Eugenio Ponce.

Back to Contents

Wayne R. Brownlee	Vice Chairman of the Board and Director	May 2002

Mr. Brownlee is Senior Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc. Mr. Brownlee earned degrees in Science and Business Administration from the University of Saskatchewan. He is on the Board of the Saskatoon Airport Authority as well as PhilomBios, an agricultural biotechnology company. He became director at SQM on December 2001.

Hernán Büchi B.	Director	April 1993

Mr. Büchi is a Civil Engineer from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a Board member in Quiñenco S.A., Luchetti S.A., FICAP S.A., P y S S.A., Alto Palermo S.A. and Falabella S.A., among others.

José María Eyzaguirre B.	Director	December 2001

Mr. Eyzaguirre is a lawyer, partner of the Chilean law firm Claro y Cia. He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985. In 1987 he obtained a Master's Degree from New York University School of Law and was admitted to the New York Bar in 1988. He is also a member of the Board of directors of Gasoducto del Pacífico S.A., a transandean gas pipeline, and a professor of law at Universidad Adolfo Ibáñez School of Law.

Daniel Yarur E.	Director	April 2003

Mr. Yarur is an Information Engineer from the Universidad de Chile and holds an MSc in Finance at the London School of Economics and an AMP at Harvard Business School. He is a member of the Board of Banco de Credito e Inversiones, Aes Gener S.A. and Invertec Pesquera Mar de Chiloe S.A., among others. Mr Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000. He is also Professor at the Faculty of Economic and Administrative Sciences, Universidad de Chile.

Avi Milstein	Director	May 1996

Mr. Milstein is a Mechanical Engineer from the Israeli Technical Institute at Haifa, Israel. In the past, he was Chief Executive Officer of Indian Ocean Fertilizers in South Africa, CEO of Negev Star, from the ICL Group in Israel, and CEO of Edom from the ICL Group in Israel. Currently, Mr. Milstein is Chief Executive Officer of Inversiones RAC Chile Limitada and a member of the board of Rotem do Brasil at Sao Paulo in Brazil.

José Antonio Silva B.	Director	December 2001

Mr. Silva is a lawyer from the Pontificia Universidad Católica de Chile and holds a master degree in law at Harvard Law School. Currently, he is partner of the Chilean law firm Carey y Cia. Ltda. Also, he is member of the Board of directors of Comercial e Impresora Publiguías S.A., Editorial Lord Cochrane S.A., Inversiones Portfolio S.A and Alianza Inmobiliaria S.A.

Back to Contents

Kendrick T. Wallace	Director	December 2001

Mr. Wallace is a lawyer who graduated from the Harvard Law School. He is now Vice President and General Counsel of Norsk Hydro Americas, Inc. in Tampa, Florida. Formerly he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri. Mr. Wallace is on the Board of Directors of Adubos Trevo S.A. in Brazil and of a number of subsidiaries of Norsk Hydro ASA in North and South America. He is also on the Board of Directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera.

Executive Officers Name	Position	Current position held since

Patricio Contesse G. (1)	Chief Executive Officer	March 1990

Mr. Contesse is a Forestry Engineer from the Universidad de Chile. He joined the Company in 1981 as CEO, a position he held until 1982 and, again, in 1988. In the past, he was CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A. He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile.

Patricio de Solminihac T. (1)	Chief Operating Officer and Executive Vice President	January 2000

Mr. de Solminihac is a Chemical Engineer from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined the Company in 1988 as Business Development Vice President. In 1989 he became General Manager and later on he became Vice Chairman of the Board of SQM, a position he held from 1989 through January 2000. Mr. de Solminihac was Country Manager for Raychem Corporation and currently he is a member of the Board of Empresas Melón S.A. and Vecta S.A.

Matías Astaburuaga S. (1)	General Counsel	February 1989

Mr. Astaburuaga is a lawyer from the Pontificia Universidad Católica de Chile. Hejoined the Company in 1989. Before that, he was Regional Counsel of The CocaCola Export Corporation, Andean Region and Regional Counsel of American LifeInsurance Company, Latin America Region. Mr. Astaburuaga is currently a memberof the Board of Sociedad Nacional de Minería.

Ricardo Ramos R. (1)	Chief Financial Officer and Business Development Senior Vice President	November 1994

Mr. Ramos is an Industrial Engineer from the Pontificia Universidad Católica de Chile. He joined SQM in 1989 as an advisor in the Finance area. In 1991 he moved to the Sales department, where he was in charge of the coordination between operations and sales. In 1993 he returned to the Finance department and became deputy CFO. Mr. Ramos is also a member of the Board of Soquimich Comercial.

Back to Contents

Jaime San Martín L. (1)	Technical Senior Vice President	March 2001

Mr. San Martín is a Transportation Engineer from the Pontificia Universidad Católica de Chile. He joined the Company in 1995 as Project Manager. He became Metallic Mining Development Manager in 1997 and Development Manager in 1998. From 1999 through March 2001 he was Business Development and Mining Property Vice President.

Luis Eugenio Ponce L. (1)	Corporate Commercial Senior Vice President	March 1999

Mr. Ponce is a Mechanical Engineer from the Universidad Católica de Valparaíso. He joined the Company in 1981 as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. In the past he was member of the Board of IANSA and currently he is a member of the board of Cerámicas Florencia S.A. He is the brother of Julio Ponce.

Carlos Nakousi S. (1)	Operations Senior Vice President	May 2003
Mr. Nakousi is an Industrial Engineer from the Pontificia Universidad Católica deChile. He joined the Company in 1989 as Head of Process Development. Hebecame Deputy Development Manager in 1993, Development Manager of SQMSalar S.A. in 1995, and Senior Vice President Salar Operations of SQM in 1999.

Maurice Le-Fort R. (1)	Project Engineering Senior Vice President	May 2003

Mr. Le Fort is a Structural Civil Engineer from the Pontificia Universidad Católica de Chile. He joined the Company in 1994 as Salar Project Manager. He became Cementos de Chile S.A. Project Manager in 1997, Nitrate Operations Manager in 1998, and Senior Vice President Nitrate and Iodine Operations in 1999.

Camila Merino C. (1)	Human Resources and Administration	March 2001
Senior Vice President

Mrs. Merino is an Industrial Engineer from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from the Sloan School of Management at MIT. She joined the Company in 1991 and after a two-year period at MIT she re-joined the Company in 1998 as Nitrates and Iodine Operations Manager. In the same year she became Finance and Administration Manager of SQM Nitratos S.A. and later on, in 1999, Corporate Services Manager.

Jorge Araya C. (1)	Corporate Internal Auditor	November 2002

Mr. Araya is a Public Accountant from the Universidad Católica del Norte. He joined the Company in 1974 as Deputy Finance Manager North Division. In 1976, Mr. Araya became Finance Manager North Division, then Deputy Chief Financial Officer in 1984 and later on Deputy Administration Senior Vice President, a position he held from 1991 up to 2002.

(1)	Each of these directors and officers beneficially own less than one percent of the Company’s shares, and together they own less than one percent of the Company’s shares, except for Mr. Julio Ponce whose ownership interest in SQM has already been explained elsewhere in this document

Back to Contents

COMPENSATION

Directors are paid a monthly fee (UF300 to the Chairman and UF50 to each of the remaining 7 Directors), which is independent of the number of Board sessions held per month. In addition, the Directors receive additional compensation (in Chilean Pesos) each year based on a profit-sharing program approved by the shareholders in an amount equal to 0.65% of the net income (after amortization of negative goodwill) for the Chairman of the Board and of 0.65% of the net income (after amortization of negative goodwill) for the remaining 7 Directors. This last percentage will be divided in 7 equal parts, one for each Director. Profit-sharing payments are paid in the year following the fiscal year in respect of which they are earned.

During 2002, the total compensation paid to each director of SQM under the foregoing was as follows:

Chilean Pesos

(million)
Julio Ponce L.	292.4
Hernán Buchi B.	25.0
Avi Milstein	17.4
Kendrick T. Wallace	6.9
Wayne R. Brownlee	43.8
Julio Cardenal N. (1)	3.4
José Antonio Silva B.	10.9
José María Eyzaguirre B.	6.9
Roberto Izquierdo M. (2)	7.5

Total	414.2

(1)	This Director ceased in his functions as member of the Board on April 26, 2002.
(2)	This Director became member of the Board on April 26, 2002.

For the year ended December 31, 2002, the aggregate compensation paid to the Company’s 68 main executives based in Chile was approximately Ch$4,817.4 million. The Company does not disclose to its shareholders or otherwise make available public information as to the compensation of its individual executive officers.

The Company does not maintain any pension or retirement programs for the members of the Board or its Officers in Chile.

BOARD PRACTICES

The date of expiration of the term of the current Board of Directors is April 2006. The contracts of the executive officers of the Company are indefinite.

The members of the Board are remunerated in accordance with the information provided above. There exist no contracts between the Company or its subsidiaries and the members of the Board providing for benefits upon termination of their term.

The Company has a Directors’ Committee of 3 Directors: Wayne R. Brownlee, Avi Milstein and José Antonio Silva B. This Committee operates in accordance with article 50 bis of law 18.046, which provides that the committee shall:

a)	Examine and issue their opinion regarding the external auditor’s report and financial statements prior to its final presentation for approval at the General Shareholders Meeting

Back to Contents

b)	Propose to the Board of Directors the external auditors and the rating agencies that will be presented to the General Shareholders Meeting
c)	Examine and elaborate a report concerning the operations covered by articles 44 and 89 of the law 18.046
d)	Examine the remuneration and compensation plans of the senior management

Article 50 bis states that the Committee consists of three directors, of which the majority must be independent from the controller, and their functions are to be remunerated. On April 30, 2003, the General Shareholders Meeting agreed to pay a remuneration of UF50 per director per month, independently of the number of meetings of the Committee for the period between May 2003 and April 2004, both included. This remuneration is independent from their compensation as Directors of the Board. On that same meeting, an operational budget for the Committee of UF1,800 was approved.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting

EMPLOYEES

As of December 31, 2002, SQM had 3,024 permanent employees, of whom 158 were employed outside of Chile. At the same date, the Company also had 77 temporary employees, apprentices and trainees. The average tenure of full time employees with the Company and its subsidiaries is approximately 9.6 years.

Of the Company's permanent employees in Chile, 73% are represented by 27 labor unions, which represent their members in collective bargaining negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective bargaining agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada, “Isapre Norte Grande”, a health maintenance organization that provides medical services primarily to the Company’s employees. The Company makes specified contributions to Isapre Norte Grande in accordance with Chilean laws and the provisions of the Company’s various collective bargaining agreements but is not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by the Company.

The Company provides housing and other facilities and services for employees and their families at the María Elena site.

SQM does not maintain any pension or retirement programs for its Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones, “AFP”. The Company has no liability for the performance of any of these pension plans or any pension payments to be made to its employees.

The Company has experienced no strikes or significant work stoppages in the last ten years and considers its relationship with its employees to be good.

Back to Contents

During March 2001, SQM implemented an organizational restructuring aimed at reducing its production and administration costs. The same has translated into relevant cost reductions mainly in support areas and was part of several cost reduction initiatives that the Company has been undertaking for the past two years as part of its consolidation strategy. The above was partly done by diminishing supervision levels and redistributing job functions, which had as a side effect, in a one time measure, the severance of approximately 350 employees, or roughly 10% of the Company’s workforce. The lower costs achieved through the different changes implemented were fully reflected during the year 2002. During 2001 a US$4.9 million, net of tax, non-recurring restructuring charge was reflected as a direct consequence of the various costs and expenses related to the organizational restructuring project.

Recent legislation to reform Chilean Labor Law has amended several articles of Employment Law N° 19.759. The following amendments are the most relevant to the Company:

i)	Article 22 was amended to reduce the hours in a work week from 48 to 45 hours per week, effective as of January 1, 2005. This amendment will affect certain work shifts, which the Company is modifying in order to comply with the new requirement.
ii)	Article 32 was modified with regard to overtime agreements. Accordingly, overtime is now permitted only in cases of temporary necessity or situations lasting not longer than 3 months. Such overtime agreements are renewable at the agreement of both parties. This new article became effective on December 1, 2001.
iii)	Article 38 now requires that a resting period (Sundays and legal holidays) shall be observed at least 2 Sundays each calendar month, effective as of December, 2001. This amendment affects the Company’s 6x1 shifts (6 days of work, 3-2-1 days off), and the Company has arranged its work shifts to comply with the new article.

Other relevant articles affect the termination of contracts and severance payments of employees, Hygiene and Safety regulations, employee training and fines for infractions of the Employment Law. The Company has made and will make the necessary modifications in order to fully comply with the Law.

The Company expects that the modifications resulting from the compliance to Law N°19.759 will not materially affect its results and operations.

SHARE OWNERSHIP

The Company has been informed that as of May 31, 2003, Mr. Julio Ponce L. and related parties exercised control over 100% of the shares of Inversiones SQ Holding S.A., which, in turn, is the beneficial owner of 51% of the shares of SQNH S.A. Additionally, Norsk Hydro is the beneficial owner of 49% of the shares of SQNH S.A. As of May 31, 2003, SQNH S.A. exercised control over 88.7% of the shares of Norte Grande S.A., which, in turn, exercised control over 77.8% of the shares of Sociedad de Inversiones Oro Blanco S.A., which, in turn, exercised control over 66.7% of the shares of Sociedad de Inversiones Pampa Calichera S.A. The latter is, in turn, the beneficial owner of 20.4% of the shares of Sociedad Química y Minera de Chile S.A. (17.7% directly and 2.7% through its affiliate, Global Mining Investments (Chile) S.A.).

The Company has also been informed that Potash Corporation of Saskatchewan, Inc., a Canadian corporation, is the beneficial owner of 20.4% of the shares of Sociedad Química y Minera de Chile S.A.

No other Director or executive officer owns more than 1% of each share class of the Company’s stock and individual ownership has not been publicly disclosed. The aggregate figures are disclosed above.

Back to Contents

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of the Company as of May 31, 2003 with respect to each shareholder known to the Company to beneficially own more than 5% of the outstanding Series A shares or Series B shares and with respect to all Directors and executives officers of the Company as a group. The following information is derived from SQM's records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or "SVS”) and the Chilean Stock Exchange.

Shareholder	Number of Series A Shares Beneficially Owned	% Series A Shares	Number of Series B Shares Beneficially Owned	% Series B Shares	% Total Shares

Inversiones El Boldo Limitada (1)	53,562,519	37.50%	0	0.00%	20.35%

Sociedad de Inversiones Pampa Calichera S.A. (2)(3)	46,434,256	32.51%	500,000	0.42%	17.83%

Sociedad de Inversiones Oro Blanco S.A. (2)	46,434,256	32.51%	500,000	0.42%	17.83%

Norte Grande S.A. (2)	46,434,256	32.51%	500,000	0.42%	17.83%

The Bank of New York	1,230,330	0.86%	26,928,200	22.37%	10.70%

Inversiones RAC Chile Ltd.	19,200,242	13.44%	2,699,773	2.24%	8.32%

A.F.P. Habitat S.A. para Fondo de Pensiones (4)	3,774,006	2.64%	8,426,384	7.00%	4.64%

A.F.P. Provida S.A. para Fondo de Pensiones (4)	2,323,197	1.63%	9,507,994	7.90%	4.50%

A.F.P. Cuprum S.A. para Fondo de Pensiones (4)	0	0.00%	7,845,388	6.52%	2.98%

A.F.P. Santa Maria S.A. para Fondo de Pensiones (4)	0	0.00%	7,712,458	6.41%	2.93%

A.F.P. Summa Bansander S.A. Fondo de Pensiones (4)	46,975	0.03%	7,364,315	6.12%	2.82%

Global Mining Investments (Chile) S.A.(3)	7,123,076	4.99%	0	0.00%	2.71%

Directors and Executive Officers as a group	85,136	0.06%	735,123	0.61%	0.31%

(1)	Potash Corporation of Saskatchewan Inc. is the beneficial owner of 100% of Inversiones el Boldo Limitada shares, being therefore the beneficial owner of 53,562,519 Series A shares, which represent a 20.4% of the total shares of SQM.
(2)	Represents 46,434,256 Series A shares owned of record by Sociedad de Inversiones Pampa Calichera S.A., “Pampa Calichera”, which is 66.7% owned by Sociedad de Inversiones Oro Blanco S.A., “Oro Blanco”, which is 77.8% owned by Norte Grande S.A., “Norte Grande”.
(3)	Sociedad de Inversiones Pampa Calichera S.A. owns 100% of Global Mining Investments (Chile) S.A. shares, being therefore the beneficial owner of 54,057,332 Series A shares, which represent a 20.4% of the total shares of SQM.
(4)	AFP’s are legal entities that manage pension funds and are the registered holders of Series A shares and Series B shares acquired with pension funds monies.

Back to Contents

On October 24, 2001, the Inversiones el Boldo Ltda. acquired 48,129,128 Series A shares, approximately a 33.7% of the series. These shares were sold mainly by Chilean institutional investors, among them AFPs (pension funds). In transactions occurring in April and May 2002, Inversiones el Boldo Ltda. purchased additional Series A shares in open market transactions on the Santiago Stock Exchange, reaching its current holding. Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Ltda., therefore being the beneficial owner of 53,562,519 series A shares, which represent 37.5% of the Series A shares or approximately 20.35% of the total shares of SQM.

Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of the Company, and it was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market. Approximately 71 employees of the Company are shareholders of Pampa Calichera, either directly or indirectly.

Oro Blanco is an open stock corporation whose shares are traded on the Santiago Stock Exchange and whose principal investment is Pampa Calichera’s capital stock. Norte Grande is an open stock corporation whose shares are traded on the Santiago Stock Exchange and whose principal investment is Oro Blanco’s capital stock. Mr. Julio Ponce L., Chairman of the Board of Directors of the Company, together with Norsk Hydro, have the power to direct the administration of Norte Grande and, as such, they exercise control and influence over the 54,057,332 Series A shares owned by Pampa Calichera and Global Mining Investments (Chile) S.A. This is explained in Share Ownership above.

Inversiones RAC Chile Limitada, “RAC Chile” is a wholly owned subsidiary of Israel Chemicals Ltd., “Israel Chemicals”.

Series A and Series B shares have the same economic rights (i.e. both Series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting whether ordinary or extraordinary. One share equals one vote, with the sole exception of the election of the Board of Directors, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of the Company’s issued and outstanding stock, shareholders of at least 5% of this Series may call an ordinary or extraordinary Shareholders Meeting and the Director elected by this Series may request an extraordinary Board Meeting without the authorization of the Chairman of the Board. Maximum individual voting power per series is 37.5%. In addition, the Director elected by the Series B shares cannot vote in the election of the Chairman of the Board after a ti e vote has occurred in the prior voting process. There are currently 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

RELATED PARTY TRANSACTIONS

The Company's material transactions during the last three fiscal years with its directors, officers, security holders and certain other related persons are as follows:

Article 89 of the Chilean Companies Act requires that the Company's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the Board of Directors has been informed of that Director's interest and the terms of that transaction are similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company, shareholders or interested third parties that suffer losses as a re sult of such violations. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Back to Contents

The Company further believes that it could obtain from third parties all raw materials now being provided by related parties. The provision of such raw materials by new suppliers could initially entail additional expenses.

For additional information concerning the Company's transactions with affiliates and other related parties, see Note 6 of the Audited Financial Statements as of December 31, 2002.

INTERESTS OF EXPERTS AND COUNSEL
Not applicable

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS
See item 18 Financial Statements

EXPORT SALES

The Company derives most of its revenues from sales outside of Chile. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2002	2001	2000

Foreign sales	440,257	417,737	383,604
Total sales	553,809	526,439	501,792

% of foreign sales	79.5	79.4	76.4

LEGAL PROCEEDINGS

The Company is party to certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material, other than the arbitration claims filed by SQM Salar S.A. against certain insurers and by the French companies Companie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS against the Company’s affiliates Soquimich European Holdings B.V. and SQM France S.A. for approximately Eur$30 million in alleged indemnifications caused by the termination of certain commercial agreements.

DIVIDEND POLICY

As required by Chilean law and regulations, SQM's dividend policy is decided upon from time to time by its Board of Directors and is announced at the Annual Ordinary Shareholders' Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit to the annual ordinary shareholders' meeting for approval the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy. Dividends are not price-level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, SQM must distribute a cash dividend in an amount equal to at least 30% of its consolidated net income for that year (determined on a Chilean GAAP basis), unless and except to the extent it has a deficit in retained earnings.

Back to Contents

Since 1990, the Board of Directors has followed a policy of paying a single dividend equal to approximately 50% of SQM's consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. Consistent with this policy, at the Annual Ordinary Shareholders' Meeting held on April 30, 2003, the shareholders approved a single dividend with respect of the business year 2002 of US$0.07558 per share, equal to 50% of the net income, before amortization of goodwill for that year, which was paid on May 12, 2003. The Board of Directors also reaffirmed for 2003 a dividend policy that authorizes distribution of cash dividends in an amount equal to 50% of SQM's net income before amortization of goodwill for the year. The Board of Directors currently expects to recommend that such dividend be paid in a single distribution in May 2004.

SQM generally declares dividends in U.S. dollars (but may declare dividends in Chilean Pesos), and pays such dividends in Chilean Pesos. If a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean Pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared.

Although the Board of Directors has no current plan to recommend a change in the dividend policy, the amount and timing for payment of dividends is subject to revision from time to time, depending upon the Company's then-current level of sales, costs, cash flow and capital requirements, as well as market conditions. Accordingly, there can be no assurance as to the amount or timing of declaration or payment of dividends in the future. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information.

Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADRs will be determined by the Depositary.

Dividends

Each Series A Share and Series B Share is entitled to share equally in any dividends declared on the outstanding capital stock of SQM.

The following table sets forth the U.S. dollar equivalent of dividends per share and per ADS paid in each of the years indicated, based on the Observed Exchange Rate for the date on which the dividend was declared.

	Per Share	Per ADS
Year	US$	US$

1999	0.127	1.27
2000	0.091	0.91
2001	0.051	0.51
2002	0.056	0.56
2003	0.076	0.76

Dividends payable to holders of ADRs will be paid net of conversion expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (subject to credits in certain cases).

As a general requirement, a shareholder who is not a resident of Chile must register as a foreign investor under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from Chilean Pesos to U.S. dollars and to pay such U.S. dollars to ADR holders outside Chile net of taxes, and no separate registration of ADR holders is required.

Back to Contents

ITEM 9.   THE OFFER AND THE LISTING

OFFER AND LISTING DETAILS

PRICE HISTORY

The table below sets forth, for the periods indicated, the reported high and low closing prices for SQM's shares on the Santiago Stock Exchange and the high and low closing prices of the ADSs as reported by the NYSE, as the two main Exchanges on which the Company's shares are traded.

a) Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (2)				per ADS

	Series A		Series B (1)		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

1998	1,710	1,000	2,130	990			46.88	20.63
1999	1,930	1,300	2,000	1,380	40.00	26.00	42.56	28.00
2000	1,790	1,180	1,800	1,030	34.50	20.00	34.81	17.63
2001	1,940	1,310	1,635	1,150	28.55	22.60	24.20	16.00
2002	3,000	1,620	1,660	1,305	44.75	23.00	24.44	18.41

b) Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (2)				per ADS

	Series A		Series B (1)		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

2001
First quarter	1,500	1,310	1,390	1,150	27.20	23.00	24.20	20.00
Second quarter	1,650	1,350	1,420	1,230	27.00	22.80	23.65	19.69
Third quarter	1,800	1,500	1,430	1,150	27.10	22.60	21.93	16.40
Fourth quarter	1,940	1,600	1,635	1,150	28.55	22.65	23.90	16.00

2002
First quarter	2,260	1,906	1,590	1,375	34.50	28.25	24.37	19.86
Second quarter	3,000	1,701	1,610	1,470	44.75	25.50	24.44	21.85
Third quarter	2,050	1,780	1,590	1,305	29.25	24.00	22.25	18.41
Fourth quarter	1,780	1,620	1,660	1,401	24.50	23.00	23.55	18.75

2003
First quarter	1,760	1,630	1,770	1,580	24.40	22.00	24.06	21.60
Second quarter (through May 15)	2,200	1,750	1,910	1,720	31.94	24.00	26.91	24.00

Back to Contents

c) Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (2)				per ADS

	Series A		Series B (1)		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

December 2002	1,770	1,620	1,620	1,570	24.25	24.24	22.87	21.70
January 2003	1,760	1,700	1,696	1,580	24.40	23.25	23.83	21.73
February 2003	1,690	1,630	1,680	1,640	23.00	22.00	22.88	21.60
March 2003	1,750	1,660	1,770	1,660	24.00	22.60	24.06	22.05
April 2003	1,850	1,750	1,850	1,720	29.30	24.00	26.30	24.00
May 2003 (up to the 15th)	2,200	1,900	1,910	1,850	31.94	26.40	26.94	26.25

(1)	Series B shares began trading on the Santiago Stock Exchange and New York Stock Exchange on September 1993.
(2)	Pesos per share of Common Stock reflect nominal price at trade date.
(3)	Series A shares started trading in the New York Stock Exchange in April 9, 1999.

As of May 30, 2003, there were 123,033 Series A and 2,692,820 Series B ADSs (equivalent to 1,230,330 Series A shares and 26,928,200 Series B shares respectively) outstanding held by 5 holders of record for Series A ADSs and 12 holders of record for the Series B ADSs. Such ADSs represented approximately at such date 10.70% of the total number of issued and outstanding shares of SQM.

PLAN OF DISTRIBUTION
Not Applicable

MARKETS

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., the “Electronic Stock Exchange”, and the Bolsa de Corredores Bolsa de Valores S.A., the “Valparaíso Stock Exchange”. Also both series are traded on the New York Stock Exchange, “NYSE”, the series B since September 21, 1993 and the series A since April 9, 1999 in the form of ADSs, each representing 10 Series B and 10 Series A shares respectively. The Bank of New York, “the Depositary” is the Depositary of both Series.

SELLING SHAREHOLDERS
Not Applicable

DILLUTION
Not Applicable

EXPENSES OF THE ISSUE
Not Applicable

Back to Contents

ITEM 10.   ADDITIONAL INFORMATION

SHARE CAPITAL
Not Applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate purposes

Sociedad Química y Minera de Chile S.A., headquartered at El Trovador 4285, Piso 6, Santiago, Chile, is an open stock corporation (sociedad anónima, S.A.) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 No. 1.992.

SQM’s specific purposes, which appear on article 4 of its Corporate By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon;(b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products;(c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, or other type of power, and hydric resources or water rights in general;(d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions;(e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities;(g) purchase, transfer ownership, lease, and commercialize any kind of agroindustrial and farm forestry activities, in any way;(h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estates;(i) render any kind of health services and manage hospitals, private clinics, or similar facilities;(j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and(k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. The Company may comply with the foregoing acting by itself or through or with other different legal entities or natural persons, within the country or abroad, with properties of its own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, it may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Back to Contents

Directors

The Corporate By-laws, in its articles 16 and 16 bis, basically establishes that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 44 and 136 of Law 18.046 and the applicable regulations of such law. Notwithstanding the above, the said operations must be approved by two thirds of the Board of Directors.

The Board of Directors’ duties are remunerated, as stated in article 17 of the Corporate By-laws, and the amount of that compensation is fixed yearly by the General Ordinary Shareholders Meeting. Therefore, Directors can neither determine nor modify their compensation.

Directors cannot authorize Company loans on their behalf.

As stated in article 10 of the Corporate By-laws, Directors can be reelected indefinitely, existing thus no age limit for their retirement.

As stated in article 9 of the Corporate By-laws, the possession of shares is not a necessary condition to become a Director of the Company.

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. Corporate By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the fire department.

Article 5 of the Corporate By-laws establishes that Series B shares may in no case exceed fifty percent of the Company's issued, outstanding and paid shares and have a restricted right to vote as they can only elect one Director of the Company, regardless of its capital stock's share and the preferences of -i- calling to an Ordinary or Extraordinary Shareholders Meeting when the shareholders of at least 5% of Series B issued shares request so and -ii- call an Extraordinary Board of Directors Meeting without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis establish that with the exception of the limitations described above, in General Shareholders Meetings, each shareholder will have a right to one vote for each share he owns or represents and that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B representing more than thirty seven point five percent of the outstanding shares with right to vote of each Series.

Each Series A Share and Series B Share is entitled to share equally in any dividends declared on the outstanding shares of SQM.

Article 5 bis of the Corporate By-laws establishes that no person, including the state treasury, may directly or by means of third related persons, state-owned companies, decentralized, autonomous, municipal, or other institutions, concentrate more than thirty two percent of the Company’s shares with right to vote.

The only way to change the rights of the holders of the Company’s shares is by modifying the By-laws, operation that can only be carried out by an Extraordinary Shareholders Meeting, as it is established in article 28 of the Corporate By-laws.

Back to Contents

Shareholders meetings

Article 29 of the Corporate By-laws states that the call to a Shareholders Meetings, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders Meeting, and in the way and under the conditions indicated by the Regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which note shall include a reference of the matters to be addressed thereat. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Any Shareholders Meeting shall be informed to the SVS, with at least fifteen days in advance.

Foreign shareholders

There exists no restriction to the Company’s share concentration, or to the exercise of the related right to vote, by local or foreign shareholders with the sole exception of the issues discussed under ‘Shares’ above.

Change in Control

The Corporate By-laws of the Company provide that no shareholder may concentrate more than thirty two percent of the Company’s shares, unless the by-laws are modified at an extraordinary shareholders meeting. Moreover, on December 12, 2000, the government published the Ley de Oferta Pública de Acciones (Public Share Offering law) or ‘OPA law’ that seeks to protect the interests of minority shareholders of open stock corporations in operations involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law addresses those operations in which the controlling party would receive a premium price over its shares with a material difference against the price that will be received by the minority shareholders.

There are three conditions that would make it mandatory to operate under the OPA law:

1)	When an investor wants to take control of a company’s stock
2)	When a controlling shareholder holds two-thirds of the company’s stock. If such shareholder buys one more share, it will be mandatory to offer to acquire the rest of the outstanding stock within 30 days of surpassing that threshold.
3)	When an investor wants to take control of a corporation, which, in turn, controls an open stock corporation that represents 75% or more of the consolidated assets of the former corporation.

Parties interested in taking control of a company must (i) notify the company of such intention in writing, and notify its controllers, the companies controlled by it, the SVS and the markets where its stocks are traded and (ii) publish a highlighted public notice in two newspapers of national circulation at least 10 business days prior to the date of materialization of the OPA.

Disclosure of share ownership

The Corporate By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

MATERIAL CONTRACTS

As mentioned elsewhere in this document, the Company connected its productive facilities in the north of Chile to the SING power grid with the purpose of reducing its power generation related costs. As a result, the Company entered into two long term supply contracts with two electric power companies: Electroandina S.A. and Norgener S.A. Additionally, the Company replaced the fuel oil used in heat generation and in fusion processes by connecting its facilities to international natural gas pipelines, for which there is also a long term supply contract. The Company believes that the terms and conditions of these contracts are standard for the industry.

Back to Contents

The following table sets forth the terms and conditions of the main contracts:

Contract Description	Due Date Days in Advance Termination Notice Anticipated Termination	Company

50 & 60 HZ Electrical Energy Supply	February 12, 2009 180 Termination subject to payment of Non Amortized Investments	ELECTROANDINA S.A.

Electrical Supply	July 31, 2017 180 Fine for unreceived Income	NORGENER S.A.

50 HZ Electrical Energy Supply	January 31, 2013 360 Termination subject to payment of Non Amortized Investments	NORGENER S.A.

Natural Gas supply	May 21, 2011 180 Termination subject to payment of Non Amortized Investments	DISTRINOR S.A.

In addition, the Company, during the normal course of business, has entered into different contracts –some of which have been described herein– related to its production, commercial and legal operations. All of these contracts are standard for this type of industry and none of them is expected to have a material effect on the Company’s results of operations.

EXCHANGE CONTROLS

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law Nº600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law Nº18840 of October 1989. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

The Company’s 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A ‘Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales’ or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Foreign Investment Contract” was entered into and among the Central Bank of Chile, the Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI”, which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean Pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series A or B shares or Series A or B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series A and Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Back to Contents

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws Series B shares upon delivery of ADRs (such Series A and Series B shares being referred to herein as “Withdrawn shares” access to the Formal Exchange Market to convert Chilean Pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of Series A and Series B shares represented by ADSs or Withdrawn shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares ( or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Series A and Series B shares represented by ADSs or Withdrawn shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments will be conditioned upon certification by the Company to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon will be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary that such shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

Chapter XXVI and the Foreign Investment Contract provided that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series A shares and/or Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean Pesos on the same date and has 5 banking business days within which to invest in Series A shares and/or Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series A shares and/or Series B shares, he can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into pesos. Series A shares and/or Series B shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contrac t, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADRs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series A shares and/or Series B shares.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request therefor presented through a banking institution established in Chile. The Foreign Investment Contract will provide that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

Back to Contents

Under current Chilean law, foreign investments abiding by the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying Series A shares and/or Series B shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADR’s by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. According to the new regulations, such investments must be carried out through Chile’s Formal Exchange Market and reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree-Law 600.

The Central Bank is also responsible for controlling incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside Chile. The following is a summary of the relevant portions of Chapter XIV regarding the incurrence of loan obligations and does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV.

The Central Bank must be informed of any incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside of Chile.

As of December 31, 2002, SQM had three long-term loans outstanding obtained in the international markets, of which two were obtained by SQM (US$60 million and US$200 million) and the other, US$80 million, by SQM’s affiliate RS Agro-Chemical Trading Corporation A.V.V.

The Central bank authorized the two long-term loans obtained by SQM. Accordingly, all purchases of U.S. dollars in connection with payments on these loans will occur in the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect of the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

TAXATION

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in the ADRs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (a“foreign holder”. This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change said rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

Back to Contents

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the “Withholding Tax”. If the Company has paid corporate income tax, the “First Category Tax”, on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. For purposes of determining the rate at which the First Category Tax was paid, dividends are treated as paid from the Company's oldest retained earnings. The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
 1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. From 1992 through 1997, the Company paid First Category Tax at an effective rate below the 15% statutory rate. The effective rate of the Withholding Tax on dividends paid from income attributable to those years therefore will be higher. During the years 1999 and 2000 the Company distributed dividends from income qualified under Chilean law as non-taxable, which is why the Company did not withhold any taxes. The dividends distributed by the Company corresponding to the business year 2002 were dividends considered taxable, and the total tax retention rate was approximately 33%.

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

Foreign holders of ADS are generally not subject to Chilean taxation of capital gains with respect to gains from the sale or exchange of ADSs evidenced by American depositary receipts. The deposit and withdrawal of the shares in exchange for ADSs will not be subject to any Chilean taxes.

The tax basis of the shares received in exchange for ADSs (repatriation) will be the acquisition value of the shares. The shares exchanged for ADSs are valued at the highest price at which they trade on the Chilean Stock Exchange on the date of the exchange or on either of the two business days preceding the exchange. Consequently, the conversion of ADSs into the shares and the immediate sale of such shares at a price equal to or less than the highest price for Series A shares or Series B shares on the Chilean Stock Exchange on such dates will not generate a gain subject to Chilean taxation.

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares or (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax.

The exercise of preemptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Back to Contents

Other Chilean Taxes.

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of the shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares.

Withholding Tax Certificates

Upon request, the Company will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

United States Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to beneficial owners arising from the acquisition, ownership and disposition of the Series A shares and the Series B shares (together the “shares” and the ADSs. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the “Code”, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (a) an individual who is a United States citizen or resident, (b) a corporation or partnership (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations and certain partnerships that have one or more partners who are not U.S. persons) created or organized under the laws of the United States or any political subdivision thereof, or (c) an estate or trust that is subject to United States federal income tax on a net basis with respect to its worldwide income. The term “Non-U.S. Holder” means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, a (a) nonresident alien individual, (b) foreign corporation, or (c) nonresident alien fiduciary of a foreign estate or trust.

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the United States dollar. The summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, banks, U.S. Holders who are subject to the alternative minimum tax, or U.S. Holders and Non-U.S. Holders who are broker-dealers in securities, who hold the shares or ADSs as a hedge against currency risks, as a position in a “straddle” for tax purposes, or as part of a conversion or other integrated transaction, or who own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company’s capital stock entitled to vote or 10% or more of the value of the outstanding capital stock of the Company.

The discussion below does not address the effect of any United States state, local, estate or gift tax law or foreign tax law on a U.S. Holder or Non-U.S. Holder of the shares or ADSs. U.S. HOLDERS AND NON-U.S. HOLDERS OF SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE CONSEQUENCES UNDER ANY SUCH LAW OF INVESTING IN THE SHARES OR ADSs.

For purposes of applying U.S. federal income tax law, any beneficial owner of an ADS will be treated as the owner of the underlying shares represented thereby.

Back to Contents

Cash Dividends and Other Distributions

The gross amount of a distribution with respect to shares or ADSs (other than distributions in redemption or liquidation) will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the shares or ADSs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company’s current and accumulated earnings and profits by U.S.$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder’s tax basis in the shares or ADSs equals or exceeds U.S.$10.00.

If a dividend distribution is paid in pesos, the amount includable in income will generally be the U.S. dollar value, on the date of receipt by the U.S. Holder in the case of the shares or by the depositary in the case of the ADSs, of the peso amount distributed, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includable in the income of the U.S. Holder to the date the pesos are converted into U.S. dollars will be treated as ordinary income or loss.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or “financial services income” for U.S. foreign tax credit purposes. If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities. As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income. A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments. The rules relating to the determination of the U.S. foreign tax credit are complex, and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADSs.

Non-U.S. Holders generally will not be subject to U.S. tax on a distribution with respect to shares or ADSs unless such Non-U.S. Holder has certain connections to the United States.

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for U.S.$40.00 and such U.S. Holder’s tax basis in such shares is U.S.$30.00, such U.S. Holder will generally recognize a gain of U.S.$10.00 for U.S. federal income tax purposes. Gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S.-source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a Share or ADS.

Back to Contents

A Non-U.S. Holder of ADSs or shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or shares unless, in general (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADSs and the proceeds of sale or other disposition of the shares or ADSs within the United States by certain non-corporate holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding at a rate of 30% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by law. U.S. information reporting and backup withholding of U.S. federal income tax at a rate of 30% may also apply to Non-U.S. Holders that are not “exempt recipients” and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder’s federal income tax liability upon furnishing the required information to the IRS.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEIR PARTICULAR CIRCUMSTANCES

DIVIDENDS AND PAYING AGENTS
Not applicable

STATEMENT BY EXPERTS
Not applicable

DOCUMENTS ON DISPLAY

SUBSIDIARY INFORMATION
Please refer to ‘Organizational structure’ under item 4.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As explained elsewhere in the document, the Company transacts its businesses in more than 100 countries, thereby rendering its market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

Back to Contents

SQM’s management, from time to time and depending upon then current market conditions, reviews and reestablishes its financial policies to protect its operations. Management is authorized by the Company’s Board of Directors to engage in certain derivative contracts such as forwards and swaps to specifically hedge the fluctuations in currencies other than the U.S. dollar and in interest rates.

Derivative instruments used by the Company are transaction-specific so that a specific debt instrument or contract determines the amount, maturity and other terms of the hedge. The Company does not use derivative instruments for speculative purposes.

Interest rates. As of December 31, 2002, the Company had 41.2% of its long-term financial debt, including the short-term portion of long-term debt, priced at Libor plus a spread and 58.2% priced at a fixed rate. The debt priced at Libor, namely two syndicated loans, amounts to US$140 million as of December 31 2002, is subject to the fluctuations in Libor.

At December 31, 2002, the Company had one interest rate swap outstanding with a notional amount of US$124.8 million that swapped a variable interest rate based on Libor for a 5.9% fixed rate and that expired on February 23, 2003, with a fair value equal to a loss of US$2.7 million as of December 31, 2002. As of the date of filing of this annual report, the Company has not entered into any other interest rate swap.

	Expected Maturity Date

On Balance Sheet Financial						2008 and		Fair
Instruments	2003	2004	2005	2006	2007	thereafter	Total	Value

LONG-TERM DEBT	(in thousands of US dollars)

Variable rate:
US$-denominated	20	—	30,000	30,000	—	—	60,020	56,553
Interest rate: Libor + 1.00%

US$-denominated	16,207	32,000	32,000	—	—	—	80,207	78,201
Interest rate: Libor + 1.125%

Fixed rate:
US$-denominated	4,577	—	—	200,000	—	—	204,577	222,540
Interest rate: 7.70%

Total:	20,804	32,000	62,000	230,000	—	—	344,804	357,294

SQM maintains the majority of its short-term debt priced at Libor plus a spread for which the Company does not have any kind of derivative contract.

Exchange rates. Although the U.S. dollar is the primary currency in which SQM transacts its businesses, its operations throughout the world expose the Company to exchange rate variations for non-U.S. dollar currencies. Therefore, fluctuations in the exchange rate of such local currencies may affect SQM’s financial condition and results of operations. To lessen these effects, SQM maintains forward contracts to protect the net difference between its principal assets and liabilities for currencies other than the U.S. dollar, from fluctuations in exchange rates. These contracts are renewed monthly depending on the amount to cover in each currency. Aside from this, SQM does not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the Euro. The Company estimates annual sales in Euro and secures the exchange difference with an option contract.

Back to Contents

As of December 31, 2002 the Company had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2002	2001
	Th US$	Th US$

Chilean Pesos	70,878	77,596
Brazilian Real	2,028	3,114
Euro	42,063	43,305
Japanese Yen	1,475	2,194
Mexican Pesos	13,896	11,542
Other currencies	1,120	911

As of December 31, 2002, the Company had open forward exchange contracts to buy U.S. dollars and sell foreign currency for approximately US$54.2 million in euros and US$3.3 million in Mexican Pesos. In addition, the Company had open forward exchange contracts to sell U.S. dollars and buy Chilean Pesos for approximately US$9.0 million. These contracts are all short-term and a summary of them is presented in note 18 to the consolidated financial statements.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable

Back to Contents

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15.   CONTROLS AND PROCEDURES
Within 90 days of the filing date of this Annual Report and under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported. The procedures associated to the Company’s internal controls are designed to provide reasonable assurance that the Company’s transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

There were no considerable changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation or any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
This caption is applicable to the Annual Report related to the business year 2003 and is not yet in effect.

ITEM 16B.     CODE OF ETHICS
This caption is applicable to the Annual Report related to the business year 2003 and is not yet in effect.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
This caption is applicable to the Annual Report related to the business year 2003 and is not yet in effect.

Back to Contents

PART III

ITEM 17.   FINANCIAL STATEMENTS
Not applicable

ITEM 18.   FINANCIAL STATEMENTS
Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F

ITEM 19. EXHIBITS
(a) Index to Financial Statements*

Report of Independent Accountants	F-2

Audited Financial Statements	F-3

Consolidated Balance Sheets at December 31, 2002 and 2001	F-3

Consolidated Statements of Income for each of the three years in the
period ended December 31, 2002, 2001 and 2000	F-5

Consolidated Statements of Cash Flows for each of the three years in
the period ended December 31, 2002, 2001 and 2000	F-6

Notes to the Consolidated Financial Statements	F-7

Supplementary Schedules*

*     All other schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(b)     Exhibits

Exhibit No.	Exhibit
1	By-laws of the Company, as amended and currently in effect.
8	Significant subsidiaries of the Company
12	Certification pursuant to Section 906 of Sarbanes-Oxley Act of 2002

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

Conf: /s/ Ricardo Ramos

     Ricardo Ramos
Chief Financial Officer
Business Development Senior Vice President

Date: June 24, 2003

Back to Contents

CEO CERTIFICATION

I, Patricio Contesse, certify that:

1. I have reviewed this annual report on Form 20-F of Sociedad Química y Minera de Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

Conf: /s/ Patricio Contesse

Patricio Contesse
Chief Executive Officer

Back to Contents

CFO CERTIFICATION

I, Ricardo Ramos, certify that:

1. I have reviewed this annual report on Form 20-F of Sociedad Química y Minera de Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

Conf: /s/ Ricardo Ramos

     Ricardo Ramos
Chief Financial Officer
Business Development Senior Vice President

Back to Contents

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2002 and 2001
and for the years ended December 31, 2002, 2001 and 2000

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month
ThUF	-	Thousands of UF

Back to Contents

Report of Independent Auditors

To the Board of Directors and Shareholders
Sociedad Química y Minera de Chile S.A.

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2002, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2002 and 2001, the consolidated results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as at December 31, 2002 and 2001, and the consolidated results of operations for each of the three years in the period ended December 31, 2002, to the extent summarized in note 28 to the consolidated financial statements.

Arturo Selle S.	ERNST & YOUNG LTDA.

Santiago, Chile, February 20, 2003
 (except for note 28, for which the date is April 25, 2003)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Balance Sheets

		As of December 31,

	Note	2002	2001

		ThUS$	ThUS$
ASSETS

Current assets
Cash and cash equivalents	2	65,204	121,536
Marketable securities	4	—	14,150
Accounts receivable, net	5	107,353	119,186
Other accounts receivable, net	5	13,612	9,022
Accounts receivable from related companies	6	31,556	36,302
Inventories	7	232,802	208,394
Recoverable taxes		16,628	16,361
Prepaid expenses		2,978	1,931
Deferred income taxes	14	—	1,421
Other current assets		16,422	13,934

Total current assets		486,555	542,237

Property, plant and equipment, net	8	679,058	708,867

Other Assets
Investments in related companies	9	79,819	72,385
Goodwill	10	11,582	13,360
Negative goodwill	10	(853)	(1,267)
Intangible assets, net		4,960	4,130
Long-term accounts receivable		8,917	13,203
Long-term accounts receivable from related companies	6	424	825
Other non-current assets	11	51,832	59,688

Total assets		1,322,294	1,413,428

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Balance Sheets

		As of December 31,

	Note	2002	2001

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	2,559	61,197
Current portion of long-term debt	12	20,804	6,831
Dividends payable		282	278
Accounts payable		48,076	36,485
Other accounts payable		1,305	1,080
Notes and accounts payable to related companies	6	5,962	1,442
Accrued liabilities	13	12,376	10,522
Payroll withholdings		4,054	4,919
Income taxes		699	191
Deferred income taxes	14	158	—
Other current liabilities		2,077	2,299

Total current liabilities		98,352	125,244

Long-term liabilities
Long-term bank debt	12	324,000	412,000
Other accounts payable		2,858	3,848
Deferred income taxes	14	15,230	8,794
Staff severance indemnities	15	9,143	8,326
Other long-term liabilities		—	89

Total long-term liabilities		351,231	433,057

Minority interest	16	23,049	23,430

Commitments and contingencies	23
Shareholders' equity
Paid-in capital	17	477,386	477,386
Other reserves	17	125,111	131,066
Retained earnings	17	247,165	223,245

Total shareholders' equity		849,662	831,697

Total liabilities and shareholders' equity		1,322,294	1,413,428

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Statements of Income

		For the years ended
		December 31,

	Note	2002	2001	2000

		ThUS$	ThUS$	ThUS$
Operating results

Sales		553,809	526,439	501,792
Cost of sales		(424,783)	(409,071)	(388,767)

Gross margin		129,026	117,368	113,025
Selling and administrative expenses		(46,343)	(43,648)	(45,757)

Operating income		82,683	73,720	67,268

Non-operating results
Non-operating income	19	14,246	18,314	13,025
Non-operating expenses	19	(44,016)	(47,491)	(45,812)

Non-operating loss		(29,770)	(29,177)	(32,787)
Income before income taxes		52,913	44,543	34,481
Income tax expense	14	(10,764)	(7,538)	(4,861)

Income before minority interest		42,149	37,005	29,620
Minority interest	16	(2,361)	(2,383)	(2,930)

Net income before extraordinary items and negative Goodwill		39,788	34,622	26,690
Amortization of negative goodwill	10	414	414	414
Extraordinary items	22	—	(4,934)	—

Net income for the year		40,202	30,102	27,104

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Statements of Cash Flow

	Year Ended December 31

	2002	2001	2000

	ThUS$	ThUS$	ThUS$

Cash flows from operating activities
Net income for the year	40,202	30,102	27,104

Charges (credits) to income not representing cash flows
Depreciation expense	61,479	63,157	62,046
Amortization of intangible assets	203	190	212
Write-offs and accruals	17,511	6,802	6,159
Gain on investments in related companies	(3,479)	(1,838)	(1,474)
Loss on investments in related companies	496	567	256
Amortization of goodwill	1,219	794	881
Amortization of negative goodwill	(414)	(414)	(414)
Loss on sales of assets	110	41	28
Gain on sale of investments	—	—	(44)
Other credits to income not representing cash flows	(5,689)	(10,096)	(15,904)
Other charges to income not representing cash flows	27,246	23,003	20,972
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	3,076	(447)	13,385
(Increase) decrease in inventories	(25,052)	3,969	(10,916)
Decrease in other assets	1,230	14,264	17,981
Increase (decrease) in accounts payable	11,882	3,133	(2,362)
Increase (decrease) in interest payable	(2,619)	(560)	(243)
Increase (decrease) in net income taxes payable	(947)	(2,867)	2,730
Increase (decrease) in other accounts payable	190	(3,444)	(309)
Increase (decrease) in VAT and taxes payable	(3,483)	(3,062)	2,710
Minority interest	2,361	2,383	2,930

Net cash provided from operating activities	125,522	125,677	125,728

Cash flows from financing activities
Share issuance	—	—	10
Proceeds from bank financing	—	115,235	179,700
Payment of dividends	(16,433)	(15,290)	(26,100)
Repayment of bank financing	(129,021)	(90,500)	(199,400)
Repayment of bonds payable	—	(2,941)	(6,134)

Net cash provided from (used in) financing activities	(145,454)	6,504	(51,924)

Cash flows from investing activities
Sales of property, plant and equipment	734	—	195
Sales of permanent investments	—	—	17
Sales of investments	13,810	14,750	216,176
Other income	4,352	9,230	5,061
Additions to property, plant and equipment	(39,971)	(29,778)	(58,619)
Capitalized interest	(1,930)	(2,442)	(4,376)
Purchase of permanent investments	(11,720)	(19,900)	(4,559)
Purchase of investments	(376)	(13,974)	(215,999)
Other disbursements	(1,000)	—	(7,759)

Net cash used in investing activities	(36,101)	(42,114)	(69,863)

Effect of inflation on cash and cash equivalents	(299)	(1,259)	(718)
Net change in cash and cash equivalents	(56,332)	88,808	3,223
Beginning balance of cash and cash equivalents	121,536	32,728	29,505

Ending balance of cash and cash equivalents	65,204	121,536	32,728

Supplemental cash flow information:
Interest paid	32,842	35,038	31,502
Income taxes paid	707	2,867	4,116

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. and subsidiaries (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

The Company is an integrated producer and distributor of specialty fertilizers, iodine, lithium and other industrial chemicals. The Company extracts natural resources and develops them into salable products, which it then distributes to more than 100 countries.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

In accordance with regulations set forth by the SVS in its Circular No. 368 and Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

Back to Contents

Note 2 – Summary of Significant Accounting Policies, continued

a)	Basis for the preparation of the consolidated financial statements, continued

	Direct or indirect ownership

	2002	2001

	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Holland)	100.00	100.00
S.Q.I. Corporation NV (Holland)	100.00	100.00
Soquimich European Holding (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Colombia Ltda.	100.00	100.00
SQM Investment Corporation NV (Holland)	100.00	100.00
PSH Limited (Cayman Islands)	100.00	100.00
SQM Brasil Ltda.	100.00	99.99
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A. (Spain)	50.00	50.00
Rs Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA.)	100.00	100.00
Agricolima S.A. De C.V. (Mexico)	100.00	—
SQM Venezuela S.A.	100.00	—
SQM Italia SRL (Italy)	95.00	—
Comercial Caiman Internacional S.A. (Panama)	100.00	—

Back to Contents

Note 2 – Summary of Significant Accounting Policies, continued

a)	Basis for the preparation of the consolidated financial statements, continued

	Direct or indirect ownership

	2002	2001

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Cía. Industrial y Minera S.A.	—	100.00
Soquimich Comercial S.A.	60.64	60.64
Sociedad Minera de Chile S.A.	—	100.00
Energía y Servicios S.A.	100.00	100.00
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
SQM Químicos S.A.	—	99.99
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	100.00
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
SCM SQM Boratos	—	100.00

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the years ended December 31, 2002 and 2001.

At December 31, 2002 and 2001, the subsidiaries Lithium Specialties LLP and SCM Antucoya were in development stage and therefore were not included in the consolidation.

Back to Contents

Note 2 – Summary of Significant Accounting Policies, continued

b)	Period

These consolidated financial statements have been prepared as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As the Company’s principal transactions are carried out in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries that maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the Consumer Price Index, which was 3.0%, 3.1% and 4.7% in 2002, 2001 and 2000, respectively. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of Chilean peso denominated monetary assets and liabilities exposed to the effects of inflation.

d)	Foreign currency

	i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$654.79 per US$1 at December 31, 2001 and Ch$718.61 per US$ at December 31, 2002.

Back to Contents

Note 2 - Summary of Significant Accounting Policies, continued

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars as follows:

	a)	Domestic Subsidiaries

For those subsidiaries and affiliates located in Chile that keep their accounting records in price-level adjusted Chilean pesos:

		–	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement;

		–	Income statement accounts are translated to U.S. dollars at the average rate of exchange each month.

		–	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 368 of the SVS.

	b)	Foreign Subsidiaries

The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollars have been translated at historical exchange rates as follows:

		–	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
		–	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.
		–	Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.
		–	Any exchange differences are included in the results of operations for the period.

Back to Contents

Note 2 - Summary of Significant Accounting Policies, continued

d)	Foreign currency, continued

	ii)	Translation of non-U.S. dollar financial statements, continued

		b)	Foreign Subsidiaries, continued

Foreign exchange differences for the years ended December 31, 2002, 2001 and 2000 generated net losses of ThUS$ 3,483, ThUS$ 3,122 and ThUS$ 1,934, respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into U.S. dollars at the exchange rates prevailing at each period-end, as follows:

	2002	2001	2000

	US$	US$	US$ US$

Brazilian real	3.54	2.32	1.95
New Peruvian sol	3.51	3.45	3.53
Colombian peso	2,864.75	2,336.45	2,232.14
Argentine peso	3.37	1.7	1
Japanese yen	119.9	131.94	114,60
Euro	0.95	1.13	1.06
Mexican peso	10.44	9.17	9.62
Indonesian ruppe	8,940	10,400	—
Australian dollar	1.79	1.96	1.80
Pound sterling	0.62	0.69	—

Back to Contents

Note 2 - Summary of Significant Accounting Policies, continued

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents. As of December 31 cash and cash equivalents are as follows:

	At December 31,

	2002	2001

	ThCh$	ThCh$
Cash	10,937	7,118
Time deposits	8,628	4,191
Money market funds	43,940	110,227
Repurchase agreements	1,699	—

Total	65,204	121,536

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other non-current assets.

j)	Income and deferred taxes

Prior to 2000, deferred income taxes were recorded based only on those non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes.

Back to Contents

Note 2 – Summary of Significant Accounting Policies, continued

j)	Income and deferred taxes, continued

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69 and 71 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities, using the liability method.

The effect of the temporary differences existing at December 31, 1999 were recorded in complementary asset and liability accounts, and will be recognized in the statement of operations in the period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a 1988 technical appraisal. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions received are being amortized on a straight-line basis over 50 years.

Back to Contents

Note 2 – Summary of Significant Accounting Policies, continued

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other non-current assets and are amortized on the unit of production basis.

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

Back to Contents

Note 2 – Summary of Significant Accounting Policies, continued

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

Certain reclassifications have been made in the 2000 and 2001 numbers to conform to the current year presentation.

u)	Revenue recognition

Revenue is recognized on the date goods are delivered.

v)	Computer software

In accordance with Circular No. 981 dated December 28, 1990 of the SVS computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development costs are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded under the related item within property, plant and equipment.

Note 3 – Changes in Accounting Principles

     There were no changes in the accounting principles used by the Company during 2002 and 2001.

Back to Contents

Note 4 – Marketable Securities

     At December 31, 2001 the Company held fixed income instruments issued by the Central Bank of Chile, which are detailed as follows:

	Date of	Maturity	Book	Interest	Market
Instrument	acquisition	date	value	Rate	value

			ThUS$	%	ThUS$
Central Bank of Chile	10-4-2001	10-1-2005	2,026	5.25	2,074
Central Bank of Chile	10-4-2001	10-1-2005	1,013	5.25	1,037
Central Bank of Chile	10-5-2001	10-1-2005	2,026	5.30	2,070
Central Bank of Chile	10-5-2001	10-1-2005	506	5.25	518
Central Bank of Chile	10-5-2001	10-1-2005	1,316	5.25	1,348
Central Bank of Chile	10-5-2001	10-1-2005	1,013	5.25	1,037
Central Bank of Chile	10-5-2001	10-1-2005	1,013	5.25	1,037
Central Bank of Chile	10-1-2001	08-1-2004	5,062	4.95	5,233
Others notes	12-31-2001	04-1-2002	175	9.00	175

			14,150		14,529

Back to Contents

Note 5 – Short-term and long-term Accounts Receivable

a)     Short term accounts receivable and other short term accounts receivable as of December 31 are detailed as follows:

			Between 90 days
	Up to 90 days		and 1 year		2002	2001	Total

	2002	2001	2002	2001	Subtotal	Subtotal	2002	2001

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	82,998	90,122	8,831	10,435	91,829	100,557	87,256	96,084
Allowance for doubtful accounts					(4,573)	(4,473)
Notes receivable	20,152	23,424	2,816	2,444	22,968	25,868	20,097	23,102
Allowance for doubtful accounts					(2,871)	(2,766)

Accounts receivable, net							107,353	119,186

					2002	2001	Total

	2002	2001	2002	2001	Subtotal	Subtotal	2002	2001

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other accounts receivable	11,993	7,429	2,743	2,467	14,736	9,896	13,612	9,022
Allowance for doubtful accounts					(1,124)	(874)

Other accounts receivable, net							13,612	9,022

     Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$
Beginning balance	8,113	9,533	7,220
Charged to expenses	2,361	1,990	2,321
Deductions	(660)	(2,775)	(1)
Exchange rate differences	(883)	(862)	(7)
Reclassifications	(363)	227	—

Ending balance	8,568	8,113	9,533

Back to Contents

Note 5 – Short-term and Long-term Accounts Receivable, continued

b)     Consolidated short term and long-term receivables by geographic location are detailed as follows:

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	23,367	24,399	20,265	23,461	1,754	4,398	28,964	24,569	12,906	19,257	87,256	96,084
% of total	26.78%	25.39%	23.22%	24.42%	2.01%	4.58%	33.20%	25.55%	14.79%	20.04%	100%	100%

Net short-term notes receivable
Balance	17,210	20,397	1,027	349	127	411	472	512	1,261	1,433	20,097	23,102
% of total	85.63%	88.29%	5.11%	1.51%	0.63%	1.78%	2.36%	2.22%	6.27%	6.20%	100%	100%

Net short-term other accounts receivable
Balance	7,098	6,927	3,879	470	57	—	2,132	1,286	446	339	13,612	9,022
% of total	52.15%	76.78%	28.50%	5.21%	0.42%	—	15.65%	14.25%	3.28%	3.76%	100%	100%

Subtotal short-term accounts receivable, net
Balance	47,675	51,723	25,171	24,280	1,938	4,809	31,568	26,367	14,613	21,029	120,965	128,208
% of total	39.41%	40.34%	20.81%	18.94%	1.60%	3.75%	26.10%	20.57%	12.08%	16.40%	100%	100%

Long-term accounts receivable, net
Balance	7,763	12,146	62	3	—	—	51	—	1,041	1,054	8,917	13,203
% of total	87.06%	91.99%	0.70%	0.02%	—	—	0.57%	—	11.67%	7.99%	100%	100%

Total short and long-term accounts receivable, net
Balance	55,438	63,869	25,233	24,283	1,938	4,809	31,619	26,367	15,654	22,083	129,882	141,411
% of total	42.68%	45.17%	19.43%	17.17%	1.49%	3.40%	24.35%	18.64%	12.05%	15.62%	100%	100%

Back to Contents

Note 6 – Balances and Transactions with Related Parties

     Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

     Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)   Amounts included in balances with related parties as of December 31, 2002 and 2001 are as follows:

Accounts receivable	Short-term		Long-term

	2002	2001	2002	2001

	ThUS$	ThUS$	ThUS$	ThUS$
Ajay Europe S.A.R.L.	5,676	3,032	—	—
SQM Italy S.R.L.	—	5,617	—	—
Nutrisi Holding N.V.	1,183	9	—	—
Generale de Nutrition Vegetale S.A.	167	173	—	—
Fertilizantes Olmeca S.A.	3,140	3,747	—	—
Mineag SQM Africa Limited	5,881	6,014	—	—
Abu Dhabi Fertilizer Ind. WLL	3,743	4,466	—	—
NU3 N.V.	1,327	5,328	—	—
Doktor Tarsa – SQM Turkey	15	307	—	—
Comercial Caimán Internacional S.A.	—	4,461	—	—
SQM Venezuela S.A.	—	1,703	—	—
SQM Lithium Specialties Limited	665	164	—	—
Empresas Melón S.A.	—	—	424	825
Sales de Magnesio S.A.	9	116	—	—
Ajay North America LLC	243	252	—	—
Norsh Hydro ASA	98	—	—	—
Hydro Agri Int.-France	2,060	—	—	—
Hydro Asia Trade	1,109	—	—	—
Hydro Agri France S.A.	530	—	—	—
Hydro Poland SP	55	—	—	—
Hydro Agri Benelux B.V	205	—	—	—
Hydro Agri Hellas S.A.	36	—	—	—
Hydro Agri Australia Ltd.	152	—	—	—
Hydro Agri UK Ltd..	133	—	—	—
Hydro Agri GMBH & CO KG	31	—	—	—
Hydro Agri AB	11	—	—	—
Hydro Agri Colombia	242	—	—	—
PCS Yumbes	2,819	—	—	—
Hydro Agri Venezuela	772	—	—	—
NU3 B.V.	834	—	—	—
Agricolima	—	913	—	—
Hydro Agri Argentina	130	—	—	—
Adubo Trevo S.A.	135	—	—	—
Hydro Agri México S.A. de C.V.	80	—	—	—
SQM China	75	—	—	—

Total	31,556	36,302	424	825

Back to Contents

Note 6 – Balances and Transactions with Related Parties, continued

a)	Amounts included in balances with related parties as of December 31, 2002 and 2001, continued:

Accounts payable	Short-term

	2002	2001

	ThUS$	ThUS$
Ajay Europe S.A.R.L.	600	82
Adm. y Servicios Santiago S.A. de C.V.	—	38
Mineag SQM Africa Limited	750	65
Abu Dhabi Fertilizer Ind. WLL	90	54
NU3 N.V.	1,891	1,057
SCM Antucoya	100	100
Ajay North America LLC	51	46
Rotem Amfert Negev Limited	93	—
Hydro Agri Porsgrunn	69	—
Hydro Fertilizante Ltda.	894	—
Hydro Agrícola internacional	206	—
Hydro Agri North America	69	—
Hydro Agri México de S.A de C.V.	120	—
Hydro Agri Int – France	612	—
Hydro Agri France	7	—
Hydro Agri Colombia	16	—
NU3 B.V.	394	—

Total	5,962	1,442

There were no outstanding long-term accounts payable with related parties as of December 31, 2002 and 2001

Back to Contents

Note 6 – Balances and Transactions with Related Parties, continued

b)	During 2002, 2001 and 2000, principal transactions with related parties were as follows:

			Amount of Transaction			Impact on income (charge) credit
Company	Relationship	Type of transaction

			2002	2001	2000	2002	2001	2000

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Venezuela S.A	Indirect	Sales of products	—	1,582	784	—	94	45
SQM Italy SRL	Indirect	Sales of products	—	5,724	4,648	—	(527)	(655)
	Indirect	Purchase of products	—	—	70	—	—	(70)
Fertilizantes Olmeca S.A. de C.V.	Indirect	Sales of products	—	2,804		—	321	—
Comercial Caimán Internacional	Indirect	Sales of products	—	18	3,528	—	4	136
NU3 N.V. (Belgica)	Indirect	Sales of products	1,930	12,995	13,553	546	623	1,106
NU3 N.V.	Indirect	Purchase of products	—	2	—	—	—	—
Doktor Tarsa	Indirect	Sales of products	1,557	40	1,125	463	8	127
Mineag SQM Africa Ltd.	Indirect	Sales of products	16,229	10,612	11,340	4,372	117	1,070
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	1,878	1,611	1,939	479	19	41
Nutrichem Benelux	Indirect	Sales of products	—	29	184	—	1	1
Nutrisi Holding N.V.	Indirect	Sales of products	2,590	233	18	974	(33)	2
Generale de Nutrition Vegetable	Indirect	Sales of products	—	747	962	—	69	174
Ajay Europe S.A.R.L.	Indirect	Sales of products	7,473	7,994	9,184	1,866	(136)	115
Sales de Magnesio Ltda.	Indirect	Sales of products	113	98	—	48	75	—
SQM Lithium Specialties	Development stage subsidiary	Sales of products	—	93	—	—	35	—
SQM Mexico S.A. De C.V.	Indirect	Sales of products	—	—	23,614	—	—	1,279
Potassium S.A.	Development stage subsidiary	Current account	—	—	11,787	—	—	—
El Trovador	Development stage subsidiary	Interest	—	—	151	—	—	—
	Development stage subsidiary	Rental	—	—	143	—	—	(143)
NU3 B.V.	Indirect	Sales of products	3,691	—	—	1,462	—	—
Adubo Trevo S.A.	Shareholder	Sales of products	869	—	—	443	—	—
PCS Yumbes SCM	Indirect	Sales of products	17,579	—	—	9,178	—	—
		Purchases of products	2,084	—	—	—	—	—

Back to Contents

Note 6 – Balances and Transactions with Related Parties, continued

Company	Relationship	Type of transaction	Amount of Transaction		Impact on income (charge) credit

			2002	2001	2002	2001

			ThUS$	ThUS$	ThUS$	ThUS$
Hydro Agri (U.K) Ltd.	Shareholder	Sales of products	932	—	285	—
Hydro Asia trade Pte Ltd.	Shareholder	Sales of products	5,055	—	1,120	—
Hydro Agri France S.A.	Shareholder	Sales of products	3,924	—	981	—
Hydro Agri Internacional	Shareholder	Sales of products	1,646	—	377	—
Hydro Agri Hellas S.A.	Shareholder	Sales of products	528	—	150	—
Hydro Agri Benelux B.V.	Shareholder	Sales of products	4,276	—	751	—
Hydro Agri AB Sweden	Shareholder	Sales of products	119	—	37	—
Hydro Agri Czech Republic SRO	Shareholder	Sales of products	23	—	8	—
Hydro Agri Rotterdam B.V.	Shareholder	Sales of products	534	—	218	—
Hydro Planta Nutrition, Cis Reg.	Shareholder	Sales of products	647	—	269	—
Hydro Agri Nutri Oslo	Shareholder	Sales of products	126	—	48	—
Hydro Agri Australia Ltd.	Shareholder	Sales of products	1,212	—	286	—
Hydro Agri España S.A.	Shareholder	Sales of products	3,120	—	691	—
Hydro Agri Norge	Shareholder	Sales of products	30	—	9	—
Hydro Fertilizantes Ltda	Shareholder	Sales of products	626	—	252	—
Hydro Agri International	Shareholder	Sales of products	1,941	—	270	—
Hydro Agri international, France	Shareholder	Sales of products	3,363	—	1,211	—
Hydro Agri Argentina	Shareholder	Sales of products	1,313	—	319	—
Hydro Agri Colombia Ltda	Shareholder	Sales of products	257	—	153	—
Hydro Agri Venezuela	Shareholder	Sales of products	798	—	454	—
Hydro Agri Business Support	Shareholder	Services	1,554	—	(1,554)	—
Hydro Agri GmbH & CO KG	Shareholder	Sales of products	359	—	112	—

Note 7 – Inventories

Inventories are summarized as follows:

	2002	2001

	ThUS$	ThUS$
Finished products	121,133	117,004
Work in process	99,873	80,509
Supplies	11,796	10,881

Total	232,802	208,394

Back to Contents

Note 8 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2002	2001

	ThUS$	ThUS$
Land
Land	13,453	13,453
Mining Concessions	29,840	28,745

	43,293	42,198

Buildings and infrastructure
Buildings	156,244	152,007
Installations	281,086	283,470
Construction-in-progress	36,485	23,726
Other	891	1,857

	474,706	461,060

Machinery and Equipment
Machinery	388,920	379,226
Equipment	113,492	109,804
Other	10,499	10,556

	512,911	499,586

Other fixed assets
Tools	8,156	7,680
Furniture and office equipment	18,218	18,446
SQM Salar S.A. Project	1,951	6,963
SQM Nitratos S.A. Project	8,369	10,172
SQM S.A. Project	6,253	1,302
Other	486	176

	43,433	44,739

Back to Contents

Note 8 – Property, Plant and Equipment, continued

	2002	2001

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,127	12,127
Other assets	53	53

	61,458	61,458

Total property, plant and equipment	1,135,801	1,109,041

Less: Accumulated depreciation
Buildings and infrastructure	(169,386)	(137,280)
Machinery and equipment	(240,426)	(209,860)
Other fixed assets	(15,585)	(23,447)
Technical appraisal	(31,346)	(29,587)

Total accumulated depreciation	(456,743)	(400,174)

Net property, plant and equipment	679,058	708,867

     Depreciation expense for the twelve-months ended December 31, 2002, 2001 and 2000 includes ThUS$1,759, ThUS$ 1,759 and ThUS$ 2,040, respectively, arising from the depreciation of the increase of property, plant and equipment due to the technical appraisal.

	2002	2001
Depreciation for the year ended December 31:
	ThUS$	ThUS$
Buildings and infrastructure	25,365	25,798
Machinery and equipment	33,072	33,990
Other fixed assets	1,283	1,610
Technical revaluation	1,759	1,759

Total depreciation	61,479	63,157

Back to Contents

Note 8 – Property, Plant and Equipment, continued

     The Company has capitalized assets obtained through leasing, which are included in other fixed assets, which are detailed as follows:

	2002	2001

	ThUS$	ThUS$
Administrative office buildings	1,988	1,988
Accumulated depreciation	(363)	(332)

Total assets in leasing	1,625	1,656

Back to Contents

Note 9 – Investments in and Receivables from Related Parties

a)	Information on foreign investments:

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated its foreign investments as net investment hedges.

b)	Transactions Executed in 2002

On March 21, 2002, SQM North America Corporation acquired 50% of the affiliate SQM Venezuela S.A.. SQM S.A. now has ownership of 100% of SQM Venezuela S.A..

On April 5, 2002, the subsidiary Royal Seed Trading Corporation A.V.V. formed a joint venture with Rui Xin Packaging Materials Sanhe Co. Ltd. contributing ThUS$ 121.

On May 1, 2002, the subsidiary Soquimich European Holdings B.V. acquired a 50% ownership of the affiliate Nutrichem N.V., which subsequently changed its name to Nutrisi Holding N.V.

On May 7, 2002, SQM Nitratos S.A. participated in the capital increase by SQM Brasil Ltda.. SQM Nitratos S.A. increased its ownership to 88.54% as SQM Químicos S.A. did not participate in the increase and therefore reduced its ownership to 11.46%.

During May 2002, PSH Limited contributed additional capital of ThUS$ 250 to Ajay Europe S.A.R.L, an equity method investee, in order to maintain their 50% ownership interest.

During May 2002, Soquimich European Holding increased its ownership in its affiliate FNC Italy S.R.L. to 95%. Because of this transaction, FNC Italy S.R.L. became an indirect subsidiary of SQM S.A. Subsequently, FNC Italy S.R.L. changed its name to SQM Italia S.R.L.

On May 28, 2002, the subsidiary Inversiones y Asesorías SQM Limitada changed its name to Almacenes y Depósitos Ltda.

On June 12, 2002, Soquimich European Holding acquired 50% of Impronta S.R.L.

On August 31, 2002, SQM S.A acquired shares in Cía. Industrial y Minera S.A. (“Cimin S.A”) for ThUS$ 5,016 from SQM Nitratos S.A, which caused SQM S.A. to become the sole shareholder in Cimin S.A. and consequently under Chilean Corporations Law Cimin S.A. was dissolved.

On September 11, 2002, SQM Investment Corporation N.V., acquired a 100% ownership of the subsidiary Comercial Caiman Internacional S.A. for US$ 1,000. This operation generated goodwill of ThUS$ 228.

Back to Contents

Note 9 – Investments in and Receivables from Related Companies, continued

b)	Transactions Executed in 2002, continued

On September 27, 2002, SQM Nitratos S.A made a contribution of capital of ThUS$ 12,040 to SQM North America Corporation, and as a result increased its ownership to 39.95%. As neither SQM S.A. nor Soquimich European Holding participated in the capital increase their ownership reduced from 81.75% to 49.09% and from 18.25% to 10.96% respectively. As all of these companies are consolidated there is no effect at the consolidated entity level.

On September 30, 2002, SQM SA acquired shares in SCM SQM Boratos amounting to ThUS$ 887, which were previously owned by SQM Nitratos S.A.. Because of this transaction, SQM S.A. became the sole shareholder in SCM SQM Boratos and consequently under Chilean Corporations Law Boratos was dissolved.

On October 31, 2002, PSH Limited transferred shares that it held in Ajay Europe to SQM Corporation N.V.

On November 30, 2002, the subsidiary SQM Nitratos S.A. acquired shares in Sociedad Minera de Chile S.A. (“Somich”) which were previously owned by SQM S.A.. Because of this transaction SQM Nitratos S.A. became the sole shareholder in Somich and consequently under Chilean Corporations Law Somich was dissolved.

On December 18, 2002, SQM Potasio S.A. acquired the shares in SQM Japan KK, which were previously owned by SQM Químicos S.A., for ThUS$ 280. This transaction did not generate goodwill.

On December 18, 2002, SQM Potasio S.A. acquired shares in SQMC Holding Corporation LLP which were previously owned by SQM Químicos S.A.,. The amount paid was ThUS$ 2,297. This transaction did not generate goodwill.

On December 18, 2002, SQM Potasio S.A. acquired shares in SQI Corporation N.V., which were previously owned by SQM Químicos S.A., for ThUS$ 97. This transaction did not generate goodwill.

On December 23, 2002, SQM S.A. and Inversiones Pascuala S.A., a non-related party, acquired shares in SQM Nitratos S.A., which were previously owned by SQM Químicos S.A.

On December 23, 2002 the shareholders of both SQM Potasio S.A. and SQM Salar S.A. voted to de-list their respective companies with the SVS.

Back to Contents

Note 9 – Investments in and Receivables from Related Parties, continued

b)	Transactions Executed in 2002, continued

On December 31, 2002, SQM S.A. acquired shares in SQM Químicos which were previously owned by Inversiones Pascuala S.A., a non-related party. Because of this transaction SQM S.A. became the only shareholder in SQM Químicos S.A. and consequently SQM Químicos S.A. was dissolved.

c)	Transactions executed in 2001

On January 22, 2001, Sales de Magnesio Ltda. was formed though equal contributions by SQM Salar S.A. and by Sociedad Chilena del Litio S.A. (non-related party).

At the Extraordinary Shareholders’ Meeting of Productos Técnicos del Mediterráneo S.A. held on February 14, 2001, the shareholders agreed to change the company’s name to PTM – SQM Ibérica S.A.

At the Extraordinary Shareholders’ Meeting of Industrias Químicas de Yodo S.A. held on September 26, 2001, the shareholders agreed to change the company’s name to Ajay – SQM Chile S.A.

On December 19, 2001, SQM Nitratos acquired 10.35% of the ownership of Potassium S.A., and increased its ownership percentage to 100%. Subsequently, Potassium S.A. was merged into SQM Nitratos.

On December 27, 2001, SQM S.A. made a capital contribution amounting to ThUS$ 18,000 to SQM North America Corporation, and as a result increased its ownership to 81.75%. Soquimich European Holding did not participate in the related capital increase.

On December 31, 2001, Energía y Servicios S.A. acquired all the shares of Minera Mapocho S.A., and was consequently merged into Energía y Servicios S.A.

On December 31, 2001, SQM Potasio S.A. and SQM S.A. acquired all the shares of the affiliate SQM México S.A. de C. V., which subsequently merged with the subsidiary SQM Comercial de México S.A. de C.V.

On December 31, 2001, Energía y Servicios S.A. acquired all the shares of Inversiones Augusta S.A., and was merged into Energía y Servicios S.A.

Back to Contents

Note 9 – Investments in and Receivables from Related Companies, continued

d)	Detail of investments in related companies

Tax Registration Number	Company	Country of origin	Controlling currency	Number of shares	Ownership interest		Equity of companies		Book value of investment		Net income (loss)			Equity participation in net income (loss)

					2002	2001	2002	2001	2002	2001	2002	2001	2000	2002	2001	2000
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

93390000-2	Empresas Melón S.A.	Chile	—	653,748,837	14.05	14.05	260,890	265,022	36,655	37,236	21,485	9,195	8,419	3,019	1,292	1,183
0-E	SQM Lithium Specialties LLP*	USA	US$	—	100.00	100.00	25,911	17,609	25,911	17,609	(1,438)	—	—	—	—	—
0-E	Ajay North America	USA	US$	—	49.00	49.00	13,332	14,441	6,533	7,076	(198)	589	500	(97)	289	245
77093830-9	SCM Antucoya*	Chile	—	490	100.00	100.00	6,650	6,650	6,650	6,650	—	—	—	—	—	—
0-E	Abu Dhabi Fertilizer Industries WLL	UAE	US$	1,961	37.00	37.00	3,136	3,675	1,160	1,360	135	(433)	—	50	(160)	—
0-E	Fertilizantes Olmeca y SQM S.A. de C.V.	Mexico	Mex.$	3,300	50.00	50.00	2,087	1,988	1,044	994	100	(460)	—	50	(230)	—
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	1,221	1,338	611	578	(652)	4	(250)	(326)	2	(125
0-E	Mineag SQM Africa Limited	South Africa	US$	—	50.00	50.00	835	652	418	326	416	313	—	208	156	—
0-E	Doktor Tarsa	Turkey	US$	—	50.00	50.00	494	472	247	236	212	—	—	106	—	—
0-E	SQM Italy S.R.L.	Italy	US$	—	95.00	25.00	—	476	—	119	—	208	—	—	52	—
0-E	SQM Venezuela S.A.	Venezuela	US$	59,550	50.00	50.00	—	160	—	59	—	99	—	—	49	—
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	650	135	325	68	(100)	(249)	(182)	(50)	(124)	(91
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	196	96	98	48	92	(71)	—	46	(35)	—
	Asoc. Garantizadora Pensiones	Chile	—	—	3.31	3.31	709	778	23	26	—	—	—	—	—	—
0-E	Rui Xin Packaging Materials Sanhe Co. Ltd.	China	US$	—	25.00	—	480	—	120	—	—	—	—	—	—	—
0-E	Impronta SRL	Italia	Euros	—	50.00	—	48	—	24	—	—	—	—	—	—	—

Total									79,819	72,385

*	In development stage

Back to Contents

Note 10 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

		December 31,
		2002		2001		2000

Tax Registration Number	Company	Amount amortized during the period ThUS$	Goodwill Balance, net ThUS$	Amount amortized during the period ThUS$	Goodwill Balance, net ThUS$	Amount amortized during the period ThUS$	Goodwill Balance, net ThUS$

0-E	PTM – SQM Ibérica S.A.	20	80	20	100	20	120
0-E	Doktor Tarsa	63	145	22	393	16	414
79768170-9	Soquimich Comercial S.A.	150	422	150	573	150	723
78208790-8	SCM SQM Boratos	65	0	16	65	16	80
93390000-2	Empresas Melón S.A.	505	7,505	543	8,778	636	10,586
79626800-K	SQM Salar S.A.	43	126	43	169	43	212
0-E	SQM México S.A. de C.V.	56	1,058	—	1,114	—	—
96864750-4	SQM Potassium	145	2,024	—	2,168	—	—
0-E	SQM Venezuela S.A.	166	0	—	—	—	—
0-E	Comercial Caiman Internacional S.A.	6	222	—	—	—	—

Total		1,219	11,582	794	13,360	881	12,135

b)	Negative Goodwill

		December 31,
		2002		2001		2000

Tax Registration Number	Company	Amount amortized during the period ThUS$	Negativegoodwill Balance, net ThUS$	Amount amortized during the period ThUS$	Negativegoodwill Balance, net ThUS$	Amount amortized during the period ThUS$	Negative goodwill Balance, net ThUS$

79626800-K	SQM Salar S.A.	211	175	211	386	211	596
96575300-1	Minera Mapocho S.A.	203	678	203	881	203	1,084

Total		414	853	414	1,267	414	1,680

Back to Contents

Note 11 – Other Non-current Assets

Other non-current assets are summarized as follows:

	2002	2001

	ThUS$	ThUS$
Engine and equipment spare-parts, net	25,250	32,387
Nitrate deposit development costs	3,865	5,252
Mineral development costs	14,418	11,138
Pension plan	1,223	2,691
Construction of Salar-Baquedano road	1,890	2,010
Deferred loan issuance costs	3,962	5,208
Other assets	1,224	1,002

Total	51,832	59,688

Note 12 – Bank Debt

a)	Short-term bank debt is detailed as follows:

Bank or financial institution	2002	2001

	ThUS$	ThUS$
Banco Santiago	—	15,291
Banco A. Edwards	—	4,206
Banco Estado	—	13,212
Banco Santander	—	10,132
Banco Crédito e Inversiones	—	4,522
Citibank	—	10,454
Other banks	2,559	3,380

Total	2,559	61,197

Annual average interest rate	4.25%	4.81%

Back to Contents

Note 12 – Bank Debt, continued

b)	Long-term bank debt

	2002	2001

	ThUS$	ThUS$

Union Bank of Switzerland (1)	204,577	204,577
ING Bank (2)	60,020	121,782
Bank of America (3)	80,207	80,239
Corpbanca	—	12,233

Total	344,804	418,831

Less: Current portion	(20,804)	(6,831)

Long-term portion	324,000	412,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.

(2)	U.S. dollar-denominated loan without guarantee, interest rate of 2.4% per annum, paid semi-annually. The principal is due to be paid in two equal installments in December 2005 and December 2006.

(3)	U.S. dollar-denominated loan without guarantee, interest rate of 2.582% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in November 2003 with the final installment payable in November 2005.

The maturity of long-term debt is as follows:

	2002	2001

	ThUS$	ThUS$
Years to maturity
Current portion	20,804	6,831
1 to 2 years	32,000	148,000
2 to 3 years	62,000	32,000
4 to 5 years	230,000	232,000

Total	344,804	418,831

Back to Contents

Note 13 – Accrued Liabilities

As of December 31, 2002 and 2001, accrued liabilities consisted of:

	2002	2001

	ThUS$	ThUS$

Provision for royalties	898	774
Quarterly bonus	462	157
Suppliers	335	913
Commissions on consignment goods	418	432
Taxes and monthly income tax installment payments	499	1,419
Vacation accrual	5,088	5,220
Accrued employee benefits	586	154
Warehouse expenses	147	148
Other accruals	2,389	1,305
Marketing expenses	1,554	—

Total current liabilities	12,376	10,522

Note 14 – Income Taxes and Deferred Income Taxes

a)	As of December 31, 2002, 2001 and 2000, the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	18,712	15,586	18,901
Accumulated tax basis retained earnings
with no credit	10	4,227	—
Income not subject to taxes	—	2,776	18,351
Tax loss carry-forwards (1)	97,497	139,252	120,361
Credit for shareholders	3,424	2,751	3,000

(1)	Income tax losses in Chile can be carried forward indefinitely.

Back to Contents

Note 14 – Income Taxes and Deferred Income Taxes, continued

b)	The deferred income taxes as of December 31, 2002 and 2001 represented a net liability of ThUS$ 15,388 and ThUS$ 7,373, respectively, and is detailed as follows:

2002	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	968	602	—	—
Vacation accrual	767	—	—	—
Unrealized gain on sale of products	5,310	—	—	—
Provision for obsolescence	—	1,651	—	—
Production expenses	—	—	12,794	—
Accelerated depreciation	—	—	—	58,833
Exploration expenses	—	—	—	4,122
Capitalized interest	—	—	—	6,451
Staff severance indemnities	—	—	—	1,651
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	828
Tax loss carry-forwards	—	19,138	—	—
Losses from derivative transactions	319	—	—	—
Other	626	788	75	247

Total gross deferred taxes	7,990	22,179	12,869	72,557

Total complementary accounts	(2)	(781)	(4,723)	(36,704)
Valuation allowance	—	(775)	—	—

Total deferred taxes	7,988	20,623	8,146	35,853

Back to Contents

Note 14 – Income Taxes and Deferred Income Taxes, continued

2001	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	259	1,021	—	—
Vacation accrual	830	—	—	—
Unrealized gain on sale of products	5,344	—	60	—
Other unrealized gains	331	591	—	—
Provision for obsolescence	—	631	—	—
Production expenses	233	—	9,269	—
Accelerated depreciation	—	—	—	56,309
Exploration expenses	—	—	—	4,623
Capitalized interest	—	—	1	6,643
Staff severance indemnities	—	—	—	2,609
Accrued expenses	—	—	400	—
Capitalized expenses	—	—	—	1,106
Tax loss carry - forwards	—	25,612	—	—
Other	132	—	72	252

Total gross deferred taxes	7,129	27,855	9,802	71,542

Total complementary accounts	(136)	(7,209)	(4,230)	(42,102)

Total deferred taxes	6,993	20,646	5,572	29,440

Back to Contents

Note 14 – Income Taxes and Deferred Income Taxes, continued

c)    Income tax expense is summarized as follows:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$
Provision for current income tax	(2,911)	(2,370)	(2,448)
Effect of deferred tax assets and liabilities	(9,344)	(7,115)	(6,582)
Effect of amortization of complementary accounts	1,405	2,463	(551)
Effect on deferred tax assets and liabilities due to changes
in valuation provision	(775)	—	—
Other tax charges and credits	861	(516)	4,720

Total income tax expense	(10,764)	(7,538)	(4,861)

Note 15 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2002	2001

	ThUS$	ThUS$
Opening balance	8,326	6,563
Increases in obligation	4,046	6,624
Payments	(1,672)	(4,089)
Exchange difference	(1,557)	(772)

Balance as of December 31	9,143	8,326

Back to Contents

Note 16 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2002	2001	2002	2001	2000

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Soquimich Comercial S.A.	19,520	20,142	(1,867)	(1,804)	(2,378)
Ajay SQM Chile S.A.	3,185	3,054	(362)	(376)	(334)
Cape Fear Bulk LLC	104	43	(100)	(50)	(107)
SQM Indonesia	—	8	9	—	—
Fenasa	220	183	(45)	(37)	(111)
SQM México S.A.	—	—	—	(116)	—
SQM Italia S.R.L	20	—	4	—	—

Total	23,049	23,430	(2,361)	(2,383)	(2,930)

Back to Contents

Note 17 – Shareholders’ Equity

a)    Changes to Shareholders’ Equity Consisted of:

				Accumulated
				deficit from
				subsidiary in
	Number	Paid-in	Other	development	Retained	Net
	of shares	capital	Reserves	stage	earnings	income	Total

		ThUS$	ThUS$	ThUS4	ThUS$	ThUS$	ThUS$

Balance December 31, 1999	263,196,524	477,386	143,402	(1,816)	157,363	48,075	824,410
Transfer 1999 net income to retained earnings	—	—	—	—	48,075	(48,075)	—
Declared dividends 2000	—	—	—	—	(23,831)	—	(23,831)
Accumulated deficit from subsidiary in development stage (1)	—	—	—	(16)	—	—	(16)
Other reserves (2)	—	—	(3,574)	—	—	—	(3,574)
Net income for the year	—	—	—	—	—	27,104	27,104

Balance December 31, 2000	263,196,524	477,386	139,828	(1,832)	181,607	27,104	824,093

Transfer December 31,2000 net income to retained earnings	—	—	—	—	27,104	(27,104)	—
Declared dividends 2001	—	—	—	—	(13,345)	—	(13,345)
Accumulated deficit from subsidiary in development stage (1)	—	—	—	(391)	—	—	(391)
Other reserves (2)	—	—	(8,762)	—	—	—	(8,762)
Net income for the year	—	—	—	—	—	30,102	30,102

Balance December 31, 2001	263,196,524	477,386	131,066	(2,223)	195,366	30,102	831,697

Transfer December 31, 2001 net income to retained earnings	—	—	—	—	30,102	(30,102)	—
Declared dividends 2002	—	—	—	—	(14,844)	—	(14,844)
Accumulated deficit from subsidiary in development stage (1)	—	—	—	(1,438)	—	—	(1,438)
Other reserves (2)	—	—	(5,955)	—	—	—	(5,955)
Net income for the year	—	—	—	—	—	40,202	40,202

Balance December 31, 2002	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662

(1)	The accumulated deficit is entirely attributable to SQM Lithium Specialties Limited as it is the only development stage subsidiary in operation.
(2)	Other reserves includes translation adjustments, and in 2002 also includes the effect of the recognition of an additional liability for the Company’s under-funded pension plan as of December 31, 2002.

Back to Contents

Note 17 - Shareholders’ Equity, continued

b)   The composition of other comprehensive income as of December 31, 2002 is as follows:

	For the year ended December 31, 2002	As of December 31, 2002

	ThUS$	ThUS$

Technical appraisal	—	151,345
Changes to other comprehensive income from equity
method investments:
Soquimich Comercial S.A. (1)	(1,792)	(8,916)
Isapre Note Grande Ltda. (1)	(19)	(98)
Inversiones Augusta S.A. (1)	—	(761)
SQM Ecuador S.A. (1)	—	(270)
Almacenes y Depósitos Ltda. (1)	(21)	(91)
Asociación Garantizadora de Pensiones (1)	(3)	(17)
Empresas Melón S.A. (1)	(2,973)	(15,635)
Sales de Magnesio Ltda. (1)	—	(17)
SQM North America Corp. (2)	(1,147)	(1,147)
Other Companies (1)	—	718

Total other comprehensive income	(5,955)	125,111

	(1)	Corresponds to translation adjustment and monetary correction.
	(2)	Corresponds to the effect of the recognition of an additional liability for the Company’s under-funded pension as of December 31, 2002.
c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:
		Series A:		If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
		Series B:	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
			2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Back to Contents

Note 18 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2002 and 2001, the Company’s derivative instruments are detailed as follows:

2002 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	Liability amount	Income (loss) recorded

US dollar Forward	1,000	1st quarter of 2003	Exchange rate	P	17	(17)
US dollar Forward	1,000	1st quarter of 2003	Exchange rate	P	18	(18)
US dollar Forward	2,000	1st quarter of 2003	Exchange rate	P	16	16
US dollar Forward	2,000	1st quarter of 2003	Exchange rate	P	21	21
US dollar Forward	3,000	2nd quarter of 2003	Exchange rate	P	54	(54)
Swap	2,681	1st quarter of 2003	Interest rate	P	1,884	(4,764)
US dollar Put Option	14,400	1st quarter of 2003	Exchange rate	P	—	(19)
US dollar Put Option	9,600	1st quarter of 2003	Exchange rate	P	—	(165)
US dollar Put Option	2,400	1st quarter of 2003	Exchange rate	P	—	(6)
US dollar Put Option	3,800	1st quarter of 2003	Exchange rate	P	—	(30)
US dollar Put Option	4,700	1st quarter of 2003	Exchange rate	P	—	(56)
US dollar Put Option	3,700	2nd quarter of 2003	Exchange rate	P	—	(57)
US dollar Put Option	4,800	2nd quarter of 2003	Exchange rate	P	—	(90)
US dollar Put Option	3,800	2nd quarter of 2003	Exchange rate	P	—	(83)
US dollar Put Option	4,000	3rd quarter of 2003	Exchange rate	P	—	(98)
US dollar Put Option	2,300	3rd quarter of 2003	Exchange rate	P	—	(61)
US dollar Put Option	720	3rd quarter of 2003	Exchange rate	P	—	(22)

	65,901				2,010	(5,503)

2001 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	Liability amount	Income (loss) recorded

US dollar Forward	1,500	1st quarter of 2002	Exchange rate	P	82	(82)
US dollar Forward	1,000	1st quarter of 2002	Exchange rate	P	53	(53)
US dollar Forward	1,500	2nd quarter of 2002	Exchange rate	P	89	(89)
US dollar Forward	1,000	2nd quarter of 2002	Exchange rate	P	66	(66)
US dollar Forward	1,000	2nd quarter of 2002	Exchange rate	P	66	(66)
US dollar Forward	1,000	2nd quarter of 2002	Exchange rate	P	67	(67)
US dollar Forward	800	2nd quarter of 2002	Exchange rate	P	53	(53)
US dollar Forward	1,000	2nd quarter of 2002	Exchange rate	P	70	(70)
US dollar Forward	1,500	3rd quarter of 2002	Exchange rate	P	107	(107)
US dollar Forward	1,500	3rd quarter of 2002	Exchange rate	P	107	(107)
US dollar Forward	1,500	3rd quarter of 2002	Exchange rate	P	98	(98)
US dollar Forward	1,500	3rd quarter of 2002	Exchange rate	P	78	(78)
US dollar Forward	1,000	3rd quarter of 2002	Exchange rate	P	53	(53)
Swap	1,549	1st quarter of 2002	Interest rate	P	1,083	(1,532)
US dollar Forward	10,532	1st quarter of 2002	Exchange rate	P	145	(145)
US dollar Forward	2,716	1st quarter of 2002	Exchange rate	P	16	(16)

	30,597				2,233	(2,682)

Back to Contents

Note 19 – Non-Operating Income and Expenses

     Amounts included in non-operating income and expenses are summarized as follows:

a)      Non-operating income:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$
Interest income	4,140	7,130	4,797
Reversal of allowance for doubtful accounts	584	2,644	1,173
Reversal of allowance for staff severance indemnities	1,308	—	—
Insurance recoveries	1,065	—	—
Reversal of provision relating to Distrinor	800	—	—
Sale of swap contracts	—	—	3,213
Sale of mining concessions	—	4,000	—
Sale of materials and services	776	611	—
Equity participation in net income of unconsolidated
subsidiaries	3,479	1,838	1,428
Other income	2,094	2,091	2,414

Total	14,246	18,314	13,025

b)      Non-operating expenses:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$
Write-off of property, plant, and equipment	3,019	2,763	2,640
Severance payments	—	1,958	—
Write-off of uncollectible receivable	—	—	1,289
Loss on investment in related companies	—	—	945
Interest expense	29,666	36,670	33,348
Equity participation in net losses of unconsolidated
subsidiaries	496	567	216
Amortization of goodwill	1,219	794	881
Net foreign exchange losses	3,483	3,122	1,934
Minimum pension liability	1,467	—	—
Project relating to commercial effectiveness	1,147	—	—
Other expenses	3,519	1,617	4,559

Total	44,016	47,491	45,812

Back to Contents

Note 20 – Price-level Restatement

Amounts charged or credit to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations

	2002	2001	2000

	ThUS$	ThUS$	ThUS$
Property, plant and equipment	147	157	240
Other assets and liabilities	59	257	(145)
Shareholders’ equity	(1,386)	(1,588)	(2,718)

Subtotal price-level restatement	(1,180)	(1,174)	(2,623)

Net readjustment of assets and liabilities denominated in UF	320	403	791

Net price-level restatement	(860)	(771)	(1,832)

Back to Contents

Note 21 – Assets and Liabilities Denominated in Local and Foreign Currency

	2002	2001

	ThUS$	ThUS$
Assets
Chilean pesos	117,160	117,961
US dollars	1,125,221	1,221,270
Euros	57,878	51,952
Japanese Yen	1,786	2,432
Brazilian Real	2,496	3,972
Mexican pesos	15,213	13,562
UF	1,013	806
Other currencies	1,527	1,473

Current liabilities
Chilean pesos	32,927	27,372
US dollars	40,851	81,280
Euros	15,815	8,647
Japanese Yen	244	154
Brazilian Real	468	858
Mexican pesos	1,317	2,020
UF	6,325	4,351
Other currencies	405	562

Long-term liabilities
Chilean pesos	—	2,282
US dollars	343,119	423,525
Japanese Yen	67	84
UF	8,043	7,166
Other currencies	2	—

Back to Contents

Note 22 – Extraordinary Items

     Extraordinary items relate only to the year-ended December 31, 2001 and relate to restructuring expenses are summarized as follows:

2001

ThUS$
Employee benefits paid	(450)
Restructuring and advisory expenses	(5,341)
Tax effect on extraordinary items	857

Total	(4,934)

Note 23 – Commitments and contingencies

I.	Contingencies:

	(a)	The Company did not record the potential insurance reimbursement for damages incurred in the potassium sulfate wells in the Atacama salt deposit.

	(b)	Material lawsuits or other legal actions of which the Company is party to:

During the first quarter of 2001, the Company filed an arbitration claim against its insurers, ACE Seguros S.A. and Chubb de Chile Compañía de Seguros Generales S.A., for payment of ThUS$36,316 in indemnifications related with the leak of brines from the pre-concentrations ponds that were built by the Company in the Salar de Atacama, which caused losses to the Company of boron, lithium, potassium sulfate and other salts that were to be obtained from such ponds and used in production. The insurance companies argued that the leak was caused by a defect on the design of the ponds attributable to SQM and, therefore, have denied payment of all amounts.

During the first quarter of 2002, the French company Compagnie du Guano de Poisson Angibaud S.A. (“Angibaud”) filed an arbitration claim under the rules of the Association Francaise d’Arbitrage (French law) against the Company requesting indemnification for the alleged early termination of a contract with Generale de Nutrition Vegetale SAS (“GNV”), a French company in which Angibaud and the Company have a 50% share ownership, which provided for distribution rights to certain of the Company’s products in France. Angibaud has since filed additional claims against the Company for payment of GNV’s debts, recovery of invoiced amounts and other matters. The total amount demanded is ThEuro$ 30,295. Based on the advice of legal council, management of the Company believes payment is unlikely and therefore no provision has been recorded related to this lawsuit.

Back to Contents

Note 23 – Commitments and Contingencies, continued

I.	Contingencies, continued

	(c)	The Company is involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

	(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$3,411, ThUS$3,169 and ThUS$ 2,062 in 2002, 2001 and 2000, respectively.

	(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

Note 24 – Third Party Guarantees

As of December 31, 2002 and 2001 the Parent Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	December 31, 2002	December 31, 2001

			ThUS$	ThUS$
ING Bank – Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	2,650	3,426
Bank of America N.A.	RS Agro-Chemical Trading A.V.V.	Subsidiary	80,207	80,239

Note 25 – Sanctions

During 2002 and 2001, the SVS did not apply sanctions to the Company, its directors or managers.

Back to Content

Note 26 – Environmental Projects

Disbursements incurred by the Company as of December 31, 2002 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2002	Disbursements

	ThUS$	ThUS$
Project
Environmental department	311	376
Coya Sur sewage treatment plant	506	—
Tocopilla project	415	—
Engineering and building of María Elena piles	4,680	—
Replacement of oil with natural gas	857	5,500
Other	173	187

Total	6,942	6,063

Note 27 – Subsequent Events

On January 31, 2003, SQM S.A. purchased from SQM Nitratos S.A. one share of SCM Antucoya for ThUS$ 100, which gave the Company a 100% controlling interest in SCM Antucoya. SCM Antucoya was then dissolved.

Except as mentioned in the preceding paragraph, the Company’s management is not aware of any other significant events which have occurred between December 31, 2002 and the date of these financial statements, which may affect these consolidated financial statements.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The principal differences between Chilean GAAP and US GAAP are described below together with explanations, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity. References below to “SFAS” are to United States Statements of Financial Accounting Standards.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

I.	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under US GAAP, are as follows:

	a)	Revaluation of property, plant and equipment

As described in Note 2 k), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal performed in 1988. US GAAP does not allow the revaluation of property, plant and equipment. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for each year are set-forth under paragraph I p) below.

	b)	Deferred income taxes

As described in note 2 j), on January 1, 2000 the Company began applying Technical Bulletin No. 60, and related amendments, of the Chilean Association of Accountants concerning deferred taxes. These technical bulletins require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company applies SFAS 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted rates at the dates that the temporary differences arose.

Prior to implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)	Deferred income taxes, continued

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin N° 60 provides for a period of transition whereby the full effect of using the liability method is not recorded immediately in income but at the same time recording the deferred taxes are recorded in the balance sheet . Under this transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

The primary difference between Chilean GAAP and US GAAP relates to the reversal of the amortization of the complementary asset and liability recorded in accordance with the transition procedures for unrecorded deferred income taxes as of January 1, 2000, the effect of which is set-forth under paragraph I p) below and certain disclosures required under SFAS 109 are set forth under paragraph II b) below.

c)	Translation of foreign currency financial statements

In accordance with Chilean GAAP, the financial statements of subsidiaries which do not maintain their accounting records in US dollars, are translated from local currency to US dollars as described in Note 2 d).

For the purposes of reconciling to US GAAP, the US dollar is the functional currency of all domestic and foreign subsidiaries. Accordingly, financial statements of subsidiaries, which do not maintain their accounting records in US dollars, are remeasured into US dollars, after the elimination of price-level adjustments, if any, as follows:

Balance sheet accounts:

•	Monetary assets and liabilities are translated at the year-end exchange rate; and

•	Non-monetary assets and liabilities and shareholders' equity are translated at historical exchange rates.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

c)	Translation of foreign currency financial statement, continued

Income statement accounts:

•	Cost of sales, depreciation and amortization expense and other accounts derived from non-monetary assets and liabilities are translated at historical rates; and

•	All other accounts are translated at monthly-average exchange rates, which approximate the actual rates of exchange at the date the transactions occurred.

Remeasurement gains and losses are included in the determination of net income for the period. The effect of eliminating price-level restatement and the incorporation of translation gains and losses from subsidiaries that maintain their records in Chilean pesos is included in paragraph I p) below.

d)	Empresas Melón S.A.

During 1998, the Company purchased a 14.05% participation in Empresas Melón S.A., (“Melón”) a cement manufacturing company. There are a number of adjustments between Chilean GAAP and US GAAP relating to Melón both in the accounting of the purchase and in the subsequent accounting treatment. The adjustments are described in detail, as follows:

d-1)	Purchase accounting adjustments

At the time of the purchase, under Chilean GAAP, the Company recorded goodwill on the transaction, calculated as the difference between the purchase price and the proportionate share of net book value acquired as presented in the most recent month end financial statements of Empresas Melón prior to the date of the acquisition. Such goodwill is being amortized over a period of 20 years.

Under US GAAP, the Company calculated goodwill on the transaction as the difference between the purchase price and the proportionate fair value of the assets and liabilities purchased. The purchase price was allocated to the assets and liabilities based on the estimated fair market value of such assets and liabilities at the date of acquisition, resulting in an increase in fixed assets and other long-term assets.

Under US GAAP, due to the increased net value of the acquired assets and liabilities, negative goodwill was generated. Such negative goodwill has been allocated to the fixed assets acquired, changing the accounting base, and subsequently the depreciation of such fixed assets.

The effects of reversing goodwill recorded and its related amortization recognized under Chilean GAAP and the recognition of the new basis of assets and liabilities and subsequent depreciation are set forth in paragraph I p) below.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

d-2)	Accounting for participation in Melón on a US GAAP basis

Pursuant to a shareholders agreement, the Company exerts significant influence over Empresas Melón S.A and thus it accounts for this investment under the equity method, similar to Chilean GAAP.

The Company must recognize its participation of income and net assets of Melón under US GAAP, therefore a US GAAP basis of Melón is prepared. The principle differences between Chilean GAAP and US GAAP as they exist in Melón relate to deferred taxes and the elimination of price-level restatement.

As the functional currency of Melón is the Chilean peso, under US GAAP the financial statements must be converted into dollars in accordance with SFAS No. 52 as described in paragraph c) above. The effect of recognizing income and net assets under the equity method under US GAAP is set forth in paragraph I p) below.

e)	Consolidation and net loss of subsidiaries in the development stage

Under Chilean GAAP subsidiaries in the development stage are not consolidated and their results from operations are not included in the income statement. For purposes of US GAAP, these subsidiaries must be consolidated with their losses recorded in the income statement. SQM Lithium Specialties Limited Partnership LLP is the only development stage company in operation, and the effect of recognizing its net loss is set forth in paragraph I p) below.

The principal effects in 2002 and 2001 of recognizing assets and liabilities as recorded under US GAAP, which would result from the consolidation of the subsidiaries SCM Antucoya and SQM Lithium Specialties Limited Partnership LLP, are as follows:

	2002	2001

Effect on:	ThUS$ ThUS$

Assets Increase /(Decrease)
Current assets	787	247
Fixed asset	32,994	24,455
Investment in related companies	(33,925)	(24,259)
Other Assets	904	851
Related party receivable	—	(164)

Liabilities (Increase)/Decrease
Current liabilities	(581)	(1,230)
Related party payables	100	100
Deferred income taxes	(279)	—

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

f)	Minimum Dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in paragraph I p) below to recognize the corresponding decrease in net equity at December 31 for each year for the difference between 30% of net income and interim dividends paid during the year.

Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

g)	Loans to Employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$ 3,903, ThUS$ 6,865 and ThUS$ 8,302 at December 31, 2002, 2001 and 2000, respectively, has been treated as a reduction of shareholders' equity under paragraph I p) below.

h)	Capital leases

During 1992 and 1994, the Company entered into rental agreements covering certain equipment, which had an original cost basis of ThUS$16,507. In accordance with Chilean GAAP these transactions have been recorded as operating leases with the rental payments recognized in income on an accrual basis. Under US GAAP, the transactions were recorded as capital leases, with the equipment recorded in fixed assets and the associated present value of future minimum lease payments recorded as an obligation. During 2002, the Company exercised the purchase option on such assets. Accordingly, the fixed assets were recognized at the cost of the purchase option in Chilean GAAP, and as of December 31, 2002 have been fully depreciated under Chilean and US GAAP. The effect of accounting for the equipment as capital leases under US GAAP and the subsequent exercise of the purchase option is set-forth in paragraph I p) below.

i)	Staff Severance Indemnities

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities. Under Chilean GAAP the liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

i)	Staff Severance Indemnities, continued

Under US GAAP, termination indemnity employee benefits should be accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with SFAS 87 is set forth under paragraph I p) below and the effects in income in the years ended December 31, 2000 and 2001 are disclosed in “II Additional Disclosure Requirements” below.

j)	Marketable securities

The Company’s marketable securities may be sold in the short term if appropriate based on market conditions. Under Chilean GAAP, these securities are valued at the lower of cost or market value. Under US GAAP such securities are classified as available-for-sale and are shown at market value in the balance sheet with any unrealized gains or losses recognized in other comprehensive income. The unrealized gains and losses related to these securities are not material for the periods presented.

k)	Derivatives

In June 1998, the Financial Accounting Standards Board issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 requires that all of a company’s derivative instruments be recorded in the balance sheet at fair value and that changes in a derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 on January 1, 2001 and the cumulative effect of adoption was not significant. The Company does not apply hedge accounting.

k-1)	Sale of swaps

During 2000, the Company sold three interest rate swap contracts with original expiration dates in 2001 and 2003, which generated a gain of ThUS$3,213. Under Chilean GAAP, the gain was recognized in income at the time of sale. Under US GAAP, the gain is deferred and amortized over the effective life of the instruments that it hedged. The effect of deferring the gain is set forth under paragraph I p) below.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)	Derivatives, continued

k-2)	Fair value accounting of derivatives

The Company enters into forward exchange contracts principally to mitigate the risk associated with maintaining certain accounts receivable in foreign currencies. The purpose of the Company's foreign currency-hedging activities is to protect the Company from the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers.

The Company periodically uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. Interest rate swap agreements are generally entered into at the time floating rate debt is issued, in order to convert the floating rate debt to a fixed rate. As of December 31, 2002 the Company has one interest rate swap contract to fix interest at 5.94% on principal of ThUS$ 124,800, which expires in February 2003.

The effect of measuring the derivative instruments at their fair value and the corresponding effect in income is set forth under paragraph I p) below.

l)	Goodwill

For US GAAP purposes, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets is not amortized, but must be tested for impairment at least annually. In addition to the transitional impairment test required by the standard, which was performed during the third quarter of 2002 and which did not result in any impairment, the Company must perform the required annual impairment test in the year of adoption of the standard.

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there is evidence of impairment. No impairment has been recognized for any of the periods presented under either Chilean GAAP or US GAAP. The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I p) below.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)	Negative goodwill

Negative goodwill was generated on the acquisition of the investments in SQM Salar S.A. and Minera Mapocho S.A. Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit. However, in the period of adoption, SFAS 142 requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. The effects of reversing goodwill recorded and its related amortization, the recognition of the new basis of assets and liabilities and subsequent depreciation and writing off the remaining balance of negative goodwill are set-forth in paragraph I p) below.

n)	Capitalized interest

In accordance with Chilean GAAP, only those companies that have financial expenses may capitalize interests on debt related to property, plant, equipment under construction and other projects.

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The accounting differences between Chilean and US GAAP for financing costs and the related depreciation expense are included in the reconciliation to US GAAP under paragraph I p) below.

o)	Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I p) below.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$

Net income as shown in the accompanying financial statements	40,202	30,102	27,104
Reversal of additional depreciation on revaluation increment of property,
plant and equipment (paragraph a)	3,787	4,177	5,090
Deferred income taxes (paragraph b)	(1,657)	(2,651)	551
Translation loss and elimination of monetary correction (paragraph c)	(2,385)	(3,893)	(2,275)
Empresas Melón S.A. purchase accounting adjustments (paragraph d-1)	(128)	(153)	(219)
Accounting for participation in Melón on a US GAAP basis
(paragraph d-2)	146	25	(1,338)
Net loss from a subsidiary in the development stage (paragraph e)	(1,438)	(391)	-
Capital leases (paragraph h)	(783)	(713)	(713)
Staff severance indemnities (paragraph i)	1,007	(702)	(300)
Derivatives – sale of swaps (paragraph k-1)	1,180	1,859	(3,213)
Derivatives – Fair value accounting of derivatives (paragraph k-2)	4,148	(4,457)	—
Goodwill (paragraph l)	714	—	—
Negative goodwill (paragraph m)	157	(414)	(414)
Capitalized interest (paragraph n)	1,643	—	—
Effect of minority interest on US GAAP adjustments (paragraph o)	959	367	624
Deferred income tax effect of the above US GAAP adjustments	(1,111)	672	(1,026)
Other	—	555	764

Net income under US GAAP before effect of change in accounting principle	46,441	24,383	24,635

Cumulative effect of change in accounting principle (paragraph m)	457	—	—
Net income under US GAAP	46,898	24,383	24,635

Other comprehensive income, net of tax:
Minimum pension liability adjustment	(1,147)	—	—
Translation adjustment	(3,959)	(5,514)	(2,319)
Deferred gain from sale of swaps (paragraph k-1)	(979)	1,121	—

Total comprehensive income under US GAAP	40,813	19,990	22,316

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)	Effects of conforming to US GAAP, continued

The adjustments required to conform shareholders' equity amounts under Chilean GAAP to US GAAP are as follows:

	2002	2001

	ThUS$	ThUS$

Net shareholders’ equity as shown in the accompanying financial statements	849,662	831,697
Reversal of additional depreciation on revaluation increment of property, plant and equipment (paragraph a)	(35,491)	(39,278)
Deferred income taxes (paragraph b)	(40,644)	(38,987)
Translation loss and elimination of monetary correction (paragraph c)	(8,861)	(9,472)
Empresas Melón S.A – Calculation of goodwill and purchase accounting adjustments (paragraph d-1)	(1,156)	(1,028)
Accounting for participation in Melón on a US GAAP basis (paragraph d-2)	(290)	553
Minimum dividend (paragraph f)	(11,685)	(8,731)
Employer loans used to purchase shares (paragraph g)	(3,903)	(6,865)
Capital leases (paragraph h)	—	783
Staff severance indemnities (paragraph i)	(1,570)	(2,577)
Derivatives – Fair value accounting of derivatives (paragraph k-2)	(309)	(4,457)
Goodwill (paragraph l)	714	—
Negative goodwill (paragraph m)	(847)	(1,461)
Capitalized interest (paragraph n)	1,643	—
Effect of minority interest on US GAAP adjustments (paragraph o)	1	200
Deferred income tax effect of the above US GAAP adjustments	68	978

Shareholders' equity in accordance with US GAAP	747,332	721,355

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)	Effects of conforming to US GAAP, continued

The changes in the net equity accounts determined under US GAAP are summarized as follows:

Balance at January 1, 2000	713,864

Reversal of accrued minimum dividend at December 31, 1999	14,423
Distribution of final 1999 dividend	(23,831)
Accrued minimum dividend at December 31, 2000	(8,131)
Employer loans used to purchase shares	(6,327)
Other comprehensive income	(2,319)
Net income for the year	24,635

Balance at December 31, 2000	712,314

Reversal of accrued minimum divided at December 31, 2000	8,131
Distribution of final 2000 dividend	(13,345)
Accrued minimum dividend at December 31, 2001	(8,731)
Employer loans used to purchase shares	1,437
Gain on sale of shares in subsidiary	1,559
Other comprehensive income	(4,393)
Net income for the year	24,383

Balance at December 31, 2001	721,355

Reversal of accrued minimum divided at December 31, 2001	8,731
Distribution of final 2001 dividend	(14,844)
Accrued minimum dividend at December 31, 2002	(11,685)
Employer loans used to purchase shares	2,962
Other comprehensive income	(6,085)
Net income for the year	46,898

Balance at December 31, 2002	747,332

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

II.	Additional Disclosure Requirements

The following disclosures are not generally required or recommended for presentation in the financial statements under Chilean GAAP, but are required under US GAAP:

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

	2002	2001	2000

	(Expressed in single US dollars)
Basic and diluted earnings per share under Chilean GAAP	0.15	0.11	0.10
Basic and diluted earnings per share under US GAAP before effect of
change in accounting principle	0.18	0.09	0.09
Effect of accounting change on earnings per share	0.00	—	—

Basic and diluted earnings per share under US GAAP	0.18	0.09	0.09

Dividends declared per share (1)	0.06	0.05	0.09

Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

(1)	Represents dividends declared in accordance with Chilean GAAP.

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year. For the years presented the Company did not have convertible securities outstanding.

b)	Income taxes

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 16% (15% in 2001 and 2000) to pretax accounting income on a US GAAP basis as a result of the following differences:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$

Consolidated pretax income under US GAAP	60,430	33,900	29,971
Statutory tax rate	16%	15%	15%

Theoretical tax at statutory rate	9,669	5,085	4,496

Non-deductible items	2,180	3,613	100
Difference in tax rates in foreign jurisdictions	1,095	330	534
Valuation allowance	775	—	—
Other	(187)	489	206

Total income tax under US GAAP	13,532	9,517	5,336

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)	Income taxes, continued

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP:

	2002	2001

	ThUS$	ThUS$
Deferred Tax Assets
Allowance for doubtful debts	1,570	1,280
Vacation accrual	767	830
Unrealized gains on sales of products	5,310	5,284
Provision for obsolescence	1,651	631
Losses from derivative transactions	399	480
Tax loss carryforwards (1)	19,138	25,612
Other accruals	1,414	1,114

Gross deferred tax assets	30,249	35,231
Valuation allowance	(775)	—

Total deferred tax assets	29,474	35,231

Deferred Tax Liabilities
Production expenses	(12,794)	(9,036)
Accelerated depreciation	(58,833)	(56,309)
Staff severance indemnities	(1,384)	(2,171)
Exploration expenses	(4,122)	(4,623)
Capitalized interest	(6,730)	(6,644)
Other	(1,575)	(1,830)

Total deferred tax liabilities	(85,438)	(80,613)

(1)	The Company’s tax loss carry forwards were primarily generated from losses incurred in Chile and Mexico. In accordance with current laws, in Chile tax losses may be carried forward indefinitely and in Mexico they expire after 10 years. For the years ended December 31, 2002, 2001 and 2000 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$8,572, ThUS$ 4,506 and ThUS$ 1,788, respectively.

Tax loss carry forwards relate to the following countries as of December 31:

	2002	2001

	ThUS$	ThUS$

Chile	13,867	20,021
Mexico	3,818	3,924
Other	1,453	1,667

Total	19,138	25,612

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)	Income taxes, continued

The classification of the deferred tax assets and liabilities detailed above is as follows:

	2002	2001

	ThUS$	ThUS$

Short-term	(4,799)	(2,005)
Long-term	(51,165)	(43,377)

Net deferred tax liabilities	(55,964)	(45,382)

The provision for income taxes in accordance with US GAAP is as follows:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$

Income tax expense under Chilean GAAP – Note 14	10,764	7,538	4,861
Additional deferred tax under US GAAP	1,111	(672)	1,026
Reversal of complementary Accounts	1,657	2,651	(551)

Total tax provision U.S GAAP	13,532	9,517	5,336

In accordance with Chilean Law No. 19,753, which was issued on September 28, 2001, the corporate income tax rate increased from 15% to 16% for the year 2002, and will increase to16.5% for the year 2003 and to 17% for the year 2004 and thereafter. The effect of such rate increases on deferred taxes under US GAAP was ThUS$ 5,634 for the year ended December 31, 2001.

US GAAP before tax income related to Chile and foreign operations for the years ended December 31 is as follows:

	2002	2001	2000

	US$	US$	US$

Chile	62,726	32,863	31,208
Foreign	(2,296)	1,037	(1,237)

Total	60,430	33,900	29,971

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2002			2001			2000

	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total

	US$	US$	US$	US$	US$	US$	US$	US$	US$

Chile	10,471	2,313	12,784	8,725	1,339	10,064	2,898	1,808	4,706
Foreign	150	598	748	(1,578)	1,031	(547)	(10)	640	630

Total	10,621	2,911	13,532	7,147	2,370	9,517	2,888	2,448	5,336

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

c)	Other Comprehensive Income

In accordance with SFAS No. 130, “Reporting Comprehensive Income”, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2002, 2001 and 2000:

	Year ended December 31, 2000

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	ThUS$	ThUS$	ThUS$

Beginning balance	(3,731)	—	(3,731)
Translation adjustment	(2,319)	—	(2,319)

Ending balance	(6,050)	—	(6,050)

	Year ended December 31, 2001

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	ThUS$	ThUS$	ThUS$

Beginning balance	(6,050)	—	(6,050)
Translation adjustment	(5,514)	—	(5,514)
Deferred gain on sale of swaps	1,354	(233)	1,121

Net unrealized losses	(4,160)	(233)	(4,393)

Ending balance	(10,210)	(233)	(10,443)

	Year ended December 31, 2002

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	ThUS$	ThUS$	ThUS$

Beginning balance	(10,210)	(233)	(10,443)
Translation adjustment	(3,959)	—	(3,959)
Deferred gain on sale of swaps	(1,180)	201	(979)
Minimum pension liability adjustment	(1,850)	703	(1,147)

Net unrealized losses	(6,989)	904	(6,085)

Ending balance	(17,199)	671	(16,528)

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

d)	Credit Agreements

The Company has renewable lines of credit arrangements for short-term Chilean peso and US dollar borrowings with various Chilean and foreign banks totaling, in the aggregate, ThUS$ 260,000 and ThUS$ 300,000 at December 31, 2002 and 2001, respectively. There was ThUS$ 202,500 and ThUS$ 221,800 available as of December 31, 2002 and 2001, respectively.

The Company pays no commitment fees on such lines of credit. A breakdown of the lines of credit and the average interest rates as of December 31, 2002 are as follows:

	Available	Average
	Line of	Interest
	Credit	Rate

	ThUS$

Chilean banks (in Chilean Pesos)	151,000	LIBOR + 0.65%
Foreign banks (in US Dollars)	51,500	LIBOR + 0.85%

Total	202,500

e)	Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under capital leases are as follows:

Capital

ThUS$

2003	186
2004	186
2005	186
2006	186
2007	186
Thereafter	664

Total future minimum lease payments	1,594
Interest	(452)

Present value of net minimum lease payments	1,142

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

e)	Lease commitments, continued

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with specified rates in the agreement. The Company paid ThUS$ 3,411 and ThUS$ 3,169 in 2002 and 2001, respectively, related to such rental payments (including the minimum annual rental, which was ThUS$ 2,816 and ThUS$ 2,762 for 2002 and 2001, respectively. Future minimum annual rentals are as follows:

Minimum
Annual
Rentals

ThUS$

2003	2,974
2004	3,032
2005	3,135
2006	3,135
2007	3,135
Thereafter	72,090

Total	87,501

f)	Foreign exchange losses

For US GAAP presentation purposes, the net foreign exchange losses on transactions in foreign currencies and UF amounted to ThUS$ 5,868 and ThUS$ 7,015 and ThUS$ 4,209 in 2002, 2001 and 2000, respectively.

g)	Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents, marketable securities, and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and other parts of the world, and the Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions as part of the Company's investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company's customer base and their dispersion around the world. The Company’s policy is to require collateral for certain accounts as deemed necessary by management, such as letters of credit and guarantee clauses, among others.

Back to Contents

Note 28  –  Differences between Chilean and United States Generally Accepted Accounting Principles, continued

h)      Advertising costs

Advertising costs are expensed as incurred and amounted to ThUS$ 1,134, ThUS$ 1,073 and ThUS$ 1,290 for the years ended December 31, 2002, 2001 and 2000, respectively.

i)      Impairment of goodwill and intangible assets with indefinite useful lives

As described in paragraph I l) above the Company adopted SFAS 142 as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

The following details what US GAAP net income for the Company would have been for the years ended December 31, 2001 and 2000, excluding goodwill amortization expense recognized during those years:

	For the years ended December 31,

	2001	2000

	ThUS$	ThUS$

Reported net income	24,383	24,635
Add back: Goodwill amortization	251	245

Adjusted net income	24,634	24,880

Goodwill under US GAAP as of December 31 is summarized as follows:

	2002	2001

	ThUS$	ThUS$

Goodwill, gross	6,286	5,892
Accumulated amortization	(1,425)	(1,425)

Goodwill, net	4,861	4,467

Back to Contents

Note 28  –  Differences between Chilean and United States Generally Accepted Accounting Principles, continued

j)      Reclassification differences between Chilean GAAP and US GAAP

The following reclassifications are required to conform the presentation of Chilean GAAP income statement information to that required under US GAAP. The reclassification amounts are determined in accordance with Chilean GAAP.

	Year ended December 31, 2002

	Chilean GAAP ThUS$	Reclassification ThUS$	US GAAP presentation ThUS$

Operating income	82,683	(2,319)	80,364
Non-operating income	14,246	(4,533)	9,713
Non-operating expenses	(44,016)	6,852	(37,164)

	Year ended December 31, 2001

	Chilean GAAP ThUS$	Reclassification ThUS$	US GAAP presentation ThUS$

Operating income	73,720	(4,051)	69,669
Non-operating income	18,314	(7,255)	11,059
Non-operating expenses	(47,491)	5,515	(41,976)
Income taxes	(7,538)	857	(6,681)
Extraordinary items	(4,934)	4,934	—

	Year ended December 31, 2000

	Chilean GAAP ThUS$	Reclassification ThUS$	US GAAP presentation ThUS$

Operating income	67,268	(4,137)	63,131
Non-operating income	13,025	(1,173)	11,852
Non-operating expenses	(45,812)	5,310	(40,502)

Back to Contents

Note 28  –  Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Industry segment and geographic area information

The Company provides disclosures in accordance with Statement of Financial Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin American and Caribbean except Chile, Europe, USA and Asia and other.

The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies”(Note 2).

The following segment information is presented in accordance with US GAAP reporting requirements, however, the amounts have been determined in accordance with Chilean GAAP.

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

For the year ended December 31, 2002	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales to unaffiliated customers	113,551	78,969	187,801	151,978	21,509	—	553,809
Transfers between geographic areas	257,902	15,709	134,414	113,876	13,600	(535,502)	—

Total revenues	371,453	94,678	322,215	265,854	35,109	(535,502)	553,809

Exports by region	—	15,710	111,315	104,277	13,600	—	244,902

Net assets	1,548,929	7,018	13,231	60,317	(426)	(779,407)	849,662
Goodwill	11,136	222	224	—	—	—	11,582
Long-lived assets	2,317,364	12,278	7,348	65,527	112	(1,566,890)	835,739
Expenditures on long-lived assets	39,935	366	796	10,589	5	—	51,691

Back to Contents

Note 28  –  Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Industry segment and geographic area information, continued

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

For the year ended December 31, 2001	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales to unaffiliated customers	108,702	84,010	180,662	130,528	22,537	—	526,439
Transfers between geographic areas	314,186	23,540	156,019	99,999	12,329	(606,073)	—

Total revenues	422,888	107,550	336,681	230,527	34,866	(606,073)	526,439

Exports by region	—	22,016	137,397	88,836	12,328	—	260,577

Net assets	1,540,697	8,434	16,862	43,299	(187)	(777,408)	831,697
Goodwill	13,034	—	493	—	—	(167)	13,360
Long-lived assets	2,289,939	14,691	9,536	48,999	117	(1,492,091)	871,191
Expenditures on long-lived assets	33,683	99	72	15,792	32	—	49,678

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

For the year ended December 31, 2000	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales to unaffiliated customers	118,187	80,716	163,292	118,985	20,612	—	501,792
Transfers between geographic areas	558,339	—	22,374	761	—	(581,474)	—

Total revenues	676,526	80,716	185,666	119,746	20,612	(581,474)	501,792

Exports by region	—	19,420	140,817	72,666	11,639	—	244,542

Net assets	1,486,475	7,321	13,675	12,896	(119)	(696,155)	824,093
Goodwill	11,799	—	535	—	—	(199)	12,135
Long-lived assets	2,225,985	56,162	8,267	19,829	65	(1,446,189)	864,119
Expenditures on long-lived assets	58,216	361	324	4,277	—	—	63,178

Back to Contents

Note 28  –  Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Industry segment and geographic area information, continued

Sales by product type to unaffiliated customers for the years ended December 31 are as follows:

	2002	2001	2000

	ThUS$	ThUS$	ThUS$

Specialty fertilizers	281,360	259,076	229,906
Iodine and derivatives	84,131	81,357	87,114
Lithium and derivatives	37,325	36,994	32,966
Industrial chemicals	70,847	69,645	69,786
Others	80,146	79,367	82,020

Sales to unaffiliated customers	553,809	526,439	501,792

l)      Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Various limitations are inherent in the presentation, including the following:

–	The data excludes non-financial assets and liabilities, such as property, plant and equipment, and goodwill.

–	While the data represents management’s best estimates, the data is subjective and involvessignificant estimates regarding current economic and market conditions and risk characteristics.

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

–	Cash and time deposits approximate fair value because of the short-term maturity of these instruments.

–	Marketable securities with a readily determinable market value are recorded at fair value.

–	Current liabilities that are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

–	For interest-bearing liabilities with an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l)	Estimated Fair Value of Financial Instruments and Derivative Financial Instruments, continued

The following is a detail of the Company’s financial instruments’ Chilean GAAP carrying amount and estimated fair value:

	December 31,
	2002		2001

	Chilean GAAP		Chilean GAAP
	Carrying	Estimated Fair	Carrying	Estimated
	Amount	Value	Amount	Fair Value

	ThUS$		ThUS$
Assets:
Cash and cash equivalents	65,204	65,204	121,536	121,536
Marketable securities	—	—	14,150	14,529
Short-term accounts receivable	152,521	152,521	164,510	164,510
Long-term accounts receivable	9,341	9,341	14,028	14,028

Liabilities:
Short-term bank debt	(2,559)	(2,559)	(61,197)	(61,197)
Short-term notes and accounts payable	(55,343)	(55,343)	(39,007)	(39,007)
Derivative instruments	(2,010)	(2,319)	(2,233)	(6,690)
Current and long-term portions of long-term bank
debt	(344,804)	(357,294)	(418,831)	(427,486)
Long-term other accounts payable	(2,858)	(2,858)	(3,848)	(3,848)

m)	Post-retirement obligations and staff severance indemnities

The Company’s subsidiary SQM North America Corporation has a defined benefit, noncontributory pension plan covering substantially all employees who qualify as to age and length of service. Plan benefits are based on years of service and the employee’s highest five-year average compensation during the last ten years of employment. The plan’s assets consist primarily of equity mutual funds and group annuity contracts.

In September 2002, the Board of Directors of SQM North America Corporation voted to suspend the plan such that after December 31, 2002, participants do not earn additional benefits for future services. Such action resulted in a curtailment loss (equal to the amount of unrecognized prior service cost) of approximately US$1.3 million for the year ended December 31, 2002.

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2002	2001

Weighted-average discount rate	7.5%	7.5%
Rate of increase in compensation levels	5.0%	5.0%
Long-term rate of return on plan assets	8.5%	8.5%

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)	Post-retirement obligations and staff severance indemnities, continued

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2002	2001

	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	4,492	3,430
Service cost	284	234
Interest cost	340	304
Actuarial loss	20	(142)
Benefits paid	(249)	(221)
Plan amendments	146	887
Curtailments/settlements	(130)	—

Benefit obligation at end of the year	4,903	4,492

Change in plan assets:
Fair value of plan assets at beginning of year	5,741	6,687
Actual loss on plan assets	(1,443)	(726)
Benefits paid	(249)	(221)

Fair value of plan assets at end of year	4,049	5,740

Funded status	(854)	1,248
Unrecognized transitional asset	(45)	(114)
Unrecognized net actuarial loss	2,123	313
Adjustment to recognize minimum pension liability	(2,078)	1,242

Accrued pension (liability)/ prepaid pension cost	(854)	2,689

Net periodic pension expense was comprised of the following components for the year ended December 31, 2002:

	2002	2001

	ThUS$	ThUS$
Service cost or benefits earned during the period	284	(234)
Interest cost on benefit obligation	340	(304)
Actual return on plan assets	(477)	575
Amortization of unrecognized transitional asset	(68)	68
Other	101	(91)

Net periodic pension expense	180	14

Back to Contents

Note 28 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

n)	Cash and cash equivalents

Under Chilean GAAP cash and cash equivalents are considered to be all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements, whereas, US GAAP considers cash and cash equivalents to be all highly liquid investments with an original maturity date of less than 90 days. The difference between the balance under US GAAP and Chilean GAAP of cash and cash equivalents is not material for the periods presented.

o)	Recently issued accounting pronouncements

In June 2001 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. This standard requires that an asset retirement obligation (“ARO”) associated with tangible long-lived assets be measured and recorded at the fair value when the obligation is incurred. An entity must also capitalize the cost of the ARO by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation and recognizes a gain or loss for any difference from the recorded amount. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 effective January 1, 2003. Management does not believe that implementation of this statement will have a significant effect on the Company’s results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned". The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB 51, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 immediately to variable interest entities created after January 31, 2003 and apply it to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The Company does not expect the interpretation to have a material impact on the Company’s results of operation or financial position.