Form 20-F
period 2003-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2004-06-30
CIK 909037

Click Here for Contents

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

Item 17        Item 18

Back to Contents

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context requires otherwise, all references to “we”, “us”, “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

Our fiscal year ends on December 31st.

We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

     1 kilometer equals approximately 0.6214 miles
     1 meter equals approximately 3.2808 feet
     1 centimeter equals approximately 0.3937 inches
     1 hectare equals approximately 2.4710 acres
     1 metric ton equals 1,000 kilograms or approximately 2,205 pounds.

We are not aware of any independent, authoritative source of information regarding sizes, growth rates or market shares for most of our markets. Accordingly, the market size, market growth rate and market share estimates contained herein have been developed by us using internal and external sources and reflect our best current estimates. These estimates have not been confirmed by independent sources.

Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

SQM will provide without charge to each person to whom this Annual Report is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Sociedad Química y Minera de Chile S.A., El Trovador 4285, Piso 6, Santiago, Chile, Attention: Investor Relations Department. Requests may also be made by telephone (56-2-425 2000), facsimile (56-2-425 2493) and e-mail (ir@sqm.cl).

Back to Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

(a)	the Company's capital investment program and development of new products,
(b)	trends affecting the Company's financial condition or results of operations,
(c)	the future impact of competition,
(d)	any statements preceded by, followed by or that include the words "believe," "expect," "predict," "anticipate," "intend," "estimate," "should," "may", "could" or similar expressions; and
(e)	other statements contained in this form 20-F that are not historical facts.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this form 20-F, including, without limitation, the information under "Item 4: Information on the Company" and "Item 5: Operating and Financial Review and Prospects". Factors that could cause actual results to differ materially include, but are not limited to:

i)	SQM's ability to implement its capital expenditures, including its ability to arrange financing when required;
ii)	the nature and extent of future competition in SQM's principal markets;
iii)	political, economic and demographic developments in the emerging market countries of Latin America and Asia where SQM conducts a large portion of its business;
iv)	and the factors discussed below under "Risk Factors" beginning on page 8.

Back to Contents

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.      KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company for each year in the five-year period ended December 31, 2003. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 27to the Consolidated Financial Statements for December 31, 2003 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity as of and for the years ended December 31, 2003, 2002 and 2001.

Back to Contents

Income Statement Data:	Year ended December 31
	1999	2000	2001	2002	2003
	(In millions of US$) (1)
Chilean GAAP
Total Revenues	493.7	501.8	526.4	553.8	691.8
Operating Income	83.0	67.3	73.7	82.7	87.3
Non-operating results, net	(28.4)	(32.8)	(29.2)	(30.0)	(21.2)
Net income	48.1	27.1	30.1	40.2	46.8
Net earnings per share (2)	0.19	0.10	0.11	0.15	0.18
Net earnings per ADS (2)	1.85	1.03	1.14	1.53	1.78
Dividend per share (3)(4)	0.091	0.051	0.056	0.076	0.08

Weighted average shares

Outstanding (000s) (2)	258,683	263,197	263,197	263,197	263,197

U.S. GAAP (4)
Total Revenues	493.8	501.8	526.4	553.8	691.8
Operating Income	87.5	71.5	74.6	86.4	76.4
Non-operating results, net	(33.3)	(38.7)	(40.9)	(24.8)	(1.9)
Effect of change in accounting principles	—	—	—	0.5	—
Net income	41.0	24.6	24.4	46.9	57.8
Basic and diluted earnings per share	0.16	0.09	0.09	0.18	0.22
Basic and diluted earnings per ADS	1.59	0.94	0.93	1.78	2.19

Weighted average shares

Outstanding (000s)	258,683	263,197	263,197	263,197	263,197

Balance Sheet Data:
Chilean GAAP:
Total assets	1,426.1	1,402.3	1,413.4	1,322.3	1,363.5
Long-term debt	405.9	400.0	412.0	324.0	260.0
Total shareholders' equity	824.4	824.1	831.7	849.7	890.0
Capital Stock	477.4	477.4	477.4	477.4	477.4

U.S. GAAP
Total assets	1,373.6	1,327.8	1,354.8	1,274.6	1,319.4
Long-term debt	403.0	400.0	412.0	324.00	260.0
Total shareholders' equity	713.9	712.3	721.4	747.3	794.7
Capital Stock	479.3	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 27 to the Consolidated Financial Statements of December 31, 2003.
(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.
(2)	There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.
(3)	Dividends per share are calculated based on 258,683 thousand shares outstanding for the period ended December 31, 1999 and based on 263,197 thousand shares for the periods ended December 31, 2000, 2001, 2002 and 2003.
(4)	Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; therefore dividends per share have not been calculated under U.S. GAAP.

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

For the purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo), the "Reference Exchange Rate". The Reference Exchange Rate is determined daily by the Central Bank, taking into account internal and external inflation and is adjusted daily to reflect variation in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the euro. The purpose of the Reference Exchange Rate is to establish the range of spot market exchange rates at which transactions may occur, while the Observed Exchange Rate is the average exchange rate at which transactions are actually carried out in the Formal Exchange Market on a particular day. Authorized transactions by banks are generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. In June 1998, the Central Bank narrowed the band for transactions in the Formal Exchange Market to 3.5% in the case of purchases and 2% in the case of sales. In September 1998, the Central Bank widened the band for transactions in the Formal Exchange Market to 3.5% in the case of sales and introduced a formula on which the band increases daily by a fixed amount. In December 1998, the Central Bank widened the band for transactions in the Formal Exchange Market to 8% and maintained the formula for the expansion of the band introduced in September 1998. In January 1999, the Central Bank replaced the German mark with the euro in its formula to determine the Reference Exchange Rate. In September 1999, the Central Bank decided to suspend its formal commitment to the band, but agreed to intervene in the market by buying or selling foreign exchange on the Formal Exchange Market only in exceptional cases.

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

Back to Contents

On June 18, 2004, the Observed Exchange Rate was Ch$648.16 = US$1.00.

	Observed Exchange Rate (1)

Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End
	Ch$ per US$

1994	397.87	433.69	418.86	402.92
1995	368.75	418.98	397.83	406.91
1996	402.25	424.97	413.84	424.87
1997	411.85	439.81	420.64	439.18
1998	439.18	475.41	462.20	472.41
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	634.76	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
December 2003	593.10	621.27	602.90	593.80
January 2004	559.21	596.78	573.64	591.42
February 2004	571.35	598.60	584.31	592.87
March 2004	588.04	623.21	603.91	616.41
April 2004	596.61	624.84	608.19	624.98
May 2004	622.25	644.42	635.76	636.02

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.
(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.
(3)	The monthly average rate is calculated on a day-to-day basis for each month.
Source: Central Bank of Chile

CAPITALIZATION AND INDEBTEDNESS
Not applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable

Back to Contents

RISK FACTORS

Our operations are subject to certain risk factors that may affect SQM’s financial condition or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should consider carefully the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that we currently believe not significant may also affect our business operations. Our business, financial condition or results of operations could be materially affected by any of these risks.

Risks Related to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2003, approximately 49% of our sales were made to emerging market countries in Latin America (including Chile) and Asia, and we expect to expand our sales in these and other emerging markets in the future. The results and prospects for our operations in these countries and other countries in which the Company establishes operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries. Although certain countries in Latin America and other emerging markets have experienced substantial improvement in their economies in the past decade, which has resulted in increased political stability, overall increased economic growth, lower inflation rates and revitalized economies, during the past 5 years these areas have been affected by a series of global and/or regional economic downturns. There can be no assurance that such progress, to the extent achieved, can be maintained or that further progress will be made. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes or restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls, could have a material adverse effect on the Company's sales or operations in those countries.

Volatility of world fertilizer and chemical prices and changes in production capacities could impact our operating margins

The prices of our products are determined principally by world prices, which in some cases have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Further, the supply of certain fertilizers or chemical products, including certain products produced by SQM, varies principally depending upon the production of the few major producers (including SQM) and their respective business strategies.

In particular, world iodine prices declined from approximately U.S.$18.40 per kilogram for large purchases in early 1990 to less than U.S.$8.00 per kilogram for large purchases in June 1994. Then, price increased to approximately US$18 in 1999, and subsequently it began to diminish, reaching approximately US$12.5 during early 2003. Recently, prices have reverted the downward trend and have begun to increase. These variations are partly the result of SQM’s and certain other producers' business strategies to take advantage of relatively lower production costs and to increase production at a rate greater than the increase in total demand so as to increase market shares.

Similarly, the Company started production of lithium carbonate from the Atacama Salar brines in October 1996 and started selling lithium carbonate commercially in January 1997. SQM's entrance into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over U.S.$3,000 per ton before its entrance to less than U.S.$2,000 per ton. Currently, prices are slightly over U.S.$2,000 per ton.

We expect that prices for the products we manufacture will continue to be influenced by similar supply and demand factors and the business strategies of major producers, some of which (including SQM) have increased or have the ability to increase their production. As a result, the prices of the Company's products may be subject to substantial volatility. A substantial decline in the prices of one or more of our products could have a material adverse effect on our financial condition or results of operation.

Back to Contents

Currency fluctuations may have a negative effect on our financial results

The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Our company transacts a significant portion of its business in U.S. dollars and the U.S. dollar is the currency of the primary economic environment in which we operate. Nevertheless, as an international company operating in Chile and several other countries, SQM transacts a portion of its business and has assets and liabilities in Chilean pesos and other non-dollar currencies. As a result, fluctuation in the exchange rate of such local currencies to the U.S. dollar may affect SQM's financial condition and results of operations.

To lessen these effects, we maintain forward contracts to protect most of the net difference between SQM’s principal assets and liabilities, for currencies other than U.S. dollar, from fluctuations in exchange rates. These contracts are renewed monthly depending on the amounts in each currency that must be covered. Aside from this, we do not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the Euro and the Chilean Peso. We estimate annual sales in Euro and secure the exchange difference with forward contracts.

Sustained high raw materials prices increase our production costs and cost of goods sold

The Company relies in certain raw materials to manufacture its products. Since raw materials (excluding caliche ore and salar brines) represent a significant part of our production costs (approximately 12.6%), to the extent we are unable to pass on increases in raw materials prices to our customers, our financial results could be reduced. See “Item 4. Information on the Company – Raw Materials”. Additionally, increases in ocean freight rates raise our cost to deliver to offshore customers that purchase our products with freight costs included.

Our reserves estimates could significantly vary

The mining reserves estimates included in “Item 4. Information on the Company – Property, Plants and Equipment” are prepared by our own personnel using geological methods. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change could affect future production and therefore impact the Company’s financial condition or results of operations.

Pending lawsuits could adversely impact us

We are currently involved in pending lawsuits and arbitrages involving insurance claims and commercial matters that arise in the normal course of business. Although we intend to defend our position vigorously, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse effect on our financial condition or results of operations. See Note 22 to the Consolidated Financial Statements.

Furthermore, our strategy of being a world leader includes carrying out commercial and productive alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, our Company might be subject to legal proceedings that, if settled against us, may have a significant impact in the Company’s financial condition or results of operations.

Our business is subject to many operational and other risks for which we may not be fully covered in the insurance policies

Our facilities located in Chile and abroad are insured against losses, damages or other risks, by insurance policies that are standard for the industry and that would reasonably be expected to be maintained by prudent and experienced persons engaged in a business or businesses similar to those of SQM. Nonetheless, we may be subject to certain catastrophic events, including fires, major equipment failures, natural disasters, accidents, terrorist acts, war, etc, that may not be fully included in the insurance policies, and that could affect our financial condition or results of operations.

Back to Contents

The continuity of our natural gas supply is dependent on Argentinean authorities policy

As part of a cost reduction effort our Company interconnected its facilities to a natural gas network. The natural gas, which originates in Argentina and is subject to a 10-year agreement, is used mainly for heat generation purposes at our industrial facilities. Due to energy shortages in Argentina, local authorities decided to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets.

We suffered partial shortages during May and June 2004 and, even though natural gas flows are recovering, we are adopting the corresponding actions in the event of any further decrease in the natural gas supply. Our diverse industrial equipments that use natural gas may also operate on diesel and some of them –after certain investments– may also operate on fuel oil. Diesel’s purchase price is higher than natural gas price while fuel oil price is lower than that of diesel and higher than natural gas price.

The greater costs we will incur as a result of potential additional decreases in the natural gas supply, will mostly depend on the volume of such a decrease and on the extension of the period which this decrease will last. Therefore, we cannot estimate the economic impact that additional natural gas supply reductions might have. Nevertheless, you should be aware that should Argentine crisis extend, we might be faced with increased natural gas costs that could have an effect on our results of operations. During 2003, purchases of natural gas represented approximately 1.5% of our total costs.

We are exposed to labor strikes that could impact our production levels

Even though we have not experienced any strikes in the past 10 years and believe our relationship with SQM employees to be good, due to the number of unions (see “Item 6. Directors, Senior Management and Employees”) it is possible that eventually we could not reach an agreement in the various labor negotiations we have to go through. We believe that inventory levels are sufficient to protect the Company in case of a labor strike but, should a strike extend for a long period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our financial condition or results of operations

Risks related to regulatory actions in Chile

As we are a Chilean-based company, we are exposed to Chilean political risks

The prospects and results of operations of the Company could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which the Company has no control.

Changes in mining and water rights laws could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted pursuant to judicial proceedings in accordance with provisions of the Chilean Constitution and the Constitutional Mining Law and related statutes. Exploitation concessions, which account for the majority of the mining rights held by SQM, including those applicable to all of our properties which are currently being mined, essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession. We also hold water rights obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities which is sufficient to meet current and anticipated operational requirements. We operate port facilities at Tocopilla, Chile, for the shipment of our products and delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees.

Back to Contents

The Chilean Congress has been considering proposals to revise the laws governing water rights. Among the changes proposed are requirements that holders of water rights forfeit their rights unless the holders use such rights and that holders must demonstrate need for the water and pay annual fees for the use of water. We cannot forecast whether any such changes to the laws governing water rights, or any others that might eventually be considered, will be enacted and, if so, what the specific changes will be. Should any changes be enacted we could incur additional costs that might affect our financial condition or results of operations.

The Chilean Government is promoting changes in the Constitutional Mining Law to impose a royalty payment, which, if enacted, could make us incur additional costs that might affect our financial condition or results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities and claims

Our operations in Chile are subject to a variety of national and local regulations relating to environmental protection. The main environmental laws in Chile are the Health Code and Law No. 19,300 and its related rules and regulations. Except for particulate matter levels exceeding permissible levels in Maria Elena facilites (see “Item 4. Information on the Company – Environmental Regulations”) we are currently in compliance in all material respects with applicable environmental regulations in Chile.

Our mining and production processes do not produce harmful industrial wastes. We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse impact. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that our company will continue to be in compliance with all applicable environmental regulations of which we are aware, there is a risk that future legislative or regulatory developments will impose material restrictions on SQM.

Furthermore, our worldwide operations are subject to environmental regulations. Since laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future laws, or changes to existing ones, will not materially impact SQM’s financial condition or results of operations.

Risks related to our financial activities

Interest rate fluctuations may have a material impact on our financial results

We maintain short and long-term debt priced at Libor, plus a spread. As we do not have derivative instruments to hedge the Libor, we are subject to fluctuations in this rate. Even though this risk is limited, as of December 31, 2003, we had 23% of our long-term financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition.

Back to Contents

Risks related to our shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in pesos. The depositary will convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect our ADSs value

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have an adverse effect on Chilean financial and securities markets and on the value of our ADSs.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he or she wishes to do so.

Our share price may react negatively to future acquisitions and investments.

As part of our strategy as world leaders in our core businesses, we are constantly looking for opportunities that will allow us to consolidate and strengthen our competitive position. Pursuant to this strategy, we may from time to time, evaluate and eventually carry out acquisitions in any of the businesses in which we are. Depending on our then current capital structure, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting in our share price.

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and you may not be able to enforce or may have difficulty enforcing rights currently in effect on U.S. Federal or State securities laws.

Our Company is a “sociedad anónima abierta” (open stock corporation) incorporated under the laws of the Republic of Chile. Most of SQM’s directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce against them in United States courts judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Back to Contents

As preemptive rights may be unavailable for our ADS holders, they have the risk of being diluted if we issue new stock.

Chilean laws require companies to offer their shareholders preemptive rights whenever selling new shares of capital stock. Preemptive rights permit holders to maintain their existing ownership percentage in a company by subscribing for additional shares. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder's ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because SQM did not file a registration statement, the depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary's fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders' equity interest in SQM would be diluted in proportion to the increase in SQM's capital stock.

Back to Contents

ITEM 4.      INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Historical Background

SQM, headquartered at El Trovador 4285, Piso 6, Santiago, Chile, is an open stock corporation (sociedad anónima, S.A.) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Public Notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 No. 1.992.

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

In 1983, Corfo began the privatization of SQM with the sale of our shares to the public and subsequent listing of such shares on the Bolsa de Comercio de Santiago Bolsa de Valores S.A., “the Santiago Stock Exchange”. In subsequent years, Corfo sold additional shares of SQM and, by 1988, all of our shares were owned privately. In September 1993, we established our American Depositary Receipt (ADR) program and, in connection with an international offering and a capital increase of approximately US$170 million, our shares were listed on the New York Stock Exchange as ADRs.

Between the years 1994 to 1999, we participated in the biggest non-metallic mining project ever carried out in Chile, the development of the Atacama Salar project in the north of Chile. During this period, this project demanded an investment of approximately US$300 million, which was used in the construction of a 500 thousand ton capacity potassium chloride plant, a 22 thousand ton capacity lithium carbonate plant, a 250 thousand ton capacity potassium sulfate plant and a 16 thousand ton capacity boric acid plant. The potassium chloride, lithium carbonate, potassium sulfate and boric acid plants are currently under operations.

The period from 2000 through 2003 have been years of consolidation of the investments carried out in the preceding 5 years. We have focused our efforts in reducing costs and on improving the efficiencies throughout our organization.

Back to Contents

Capital expenditure program

We are constantly reviewing different opportunities for improving our production methods, increasing production capacity of current products and developing new products and markets. We are focused on developing new products in response to identified customer demand and products that can be derived as part of our existing production. Our capital expenditures in the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment. The biggest effort consisted in the development of the Atacama Salar project, which, with an original investment of approximately US$300 million, enabled SQM to reduce its costs significantly by supplying its own needs of potassium chloride for the production of potassium nitrate, and to introduce new products such as potassium chloride, lithium carbonate, boric acid and potassium sulfate. Other projects included ongoing renewal of our mining equipment, revamping of our iodine and nitrate production facilities, construction of new solar evaporation ponds, installation of new drilling equipment at our mines, acquisition of new mining trucks, construction of potassium nitrate facilities at Coya Sur, increasing nitrate production capacity with the start up of the Pampa Blanca project, construction of a butyl lithium plant in the U.S.A., increase in lithium carbonate production capacity, refurbishing of Nueva Victoria production facilities and construction of several soluble/NPK mixing plants.

SQM's capital expenditures in the 1999-2003 period were the following:

Expenditures (1)	1999	2000	2001	2002	2003

(in millions of US$)	73.7	63.2	49.7	58.8	57.4

(1) Includes investments in related companies. These amounts will not match the consolidated statements of cashflows, as the Company does not consolidate development stage companies.

We have developed a Capital Expenditure Program, calling for expenditures totaling approximately US$350 million in the 2004-2006 period. The capital expenditure program includes investments with the purpose of maintaining and refurbishing existing facilities, reducing production costs, increasing production capacity and efficiency at existing facilities and developing new products and new markets.

For the year 2004, the capital expenditure program includes the construction of a lithium hydroxide facility in northern Chile and the acquisition of PCS Yumbes S.C.M., a subsidiary of Potash Corporation of Saskatchewan Inc. Pursuant to a certain Promise Agreement, we will execute this operation, involving approximately US$35 million, before year-end 2004.

Additionally, the capital expenditure program includes several projects oriented to increasing production capacities in our nitrate and iodine operations in Chile’s first and second regions. Included in the first stage of these projects, scheduled to last 3 years and involving an approximate amount of US$145 million, are: i) the development of a new mining sector at María Elena, ii) the increase in iodine production capacity at Nueva Victoria, and iii) the construction of new potassium nitrate facilities. With these projects, iodine and nitrate production capacity should increase by approximately 30%.

We believe that our capital expenditure program for the years 2004-2006 will be mainly financed with internally generated cash flow and financial debt.

We continuously review our capital expenditure program and revisions are made as appropriate. The capital expenditure program is subject to change from time to time due to changes in market conditions affecting the Company's products, general economic conditions in Chile and elsewhere, interest and inflation rates, competitive conditions and other factors.

We evaluate from time to time other opportunities to expand our business both within and outside of Chile and expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Back to Contents

BUSINESS OVERVIEW

The Company

SQM is the world’s largest integrated producer of specialty fertilizers, iodine, lithium carbonate and a producer of certain industrial chemicals, including industrial nitrates. We sell our products in over 100 countries through our worldwide distribution network and derive approximately 77% of our revenues from exports. Our products are derived from mineral deposits found in the first and second regions of northern Chile, where we mine and process caliche ore and brine deposits. The caliche ore contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of the Atacama Salar contain the highest known concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products, used for specialty fertilizers and industrial applications, as well as iodine and iodine derivatives. At the Atacama Salar, we extract brines rich in potassium, lithium and boron and produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite. We produce lithium carbonate at a plant near the city of Antofagasta from the solutions brought from the Atacama Salar. We market all these products through an established worldwide distribution network.

Our products are divided into five main categories: specialty fertilizers, iodine, lithium, industrial chemicals and other products. Specialty fertilizers are fertilizers that have certain characteristics that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals, polymers, and in the production of ceramics, aluminum, batteries and other industrial applications. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Other products include potassium chloride and other commodity fertilizers that are bought from third parties, and sold mostly in Chile. In addition, supported by our own distribution network, we are the largest importer and distributor of fertilizers in Chile.

During the year 2003, specialty fertilizers accounted for approximately 50% of the Company's revenues, iodine and iodine derivatives accounted for 12%, lithium carbonate and lithium derivatives accounted for 7%, industrial chemicals (industrial grade nitrates, sodium sulfate and boric acid) accounted for 11%, and other products (mainly imported fertilizers distributed in Chile and Mexico, and potash sold to third parties) accounted for 20% of revenues.

Specialty Fertilizers: We produce five principal types of specialty fertilizers: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends. All of these specialty fertilizers are used in either solid or liquid form mainly in high value crops such as tobacco, fruits, vegetables, cereals and cotton and are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing and fertigation. Specialty fertilizers have certain advantages over commodity fertilizers like rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH, which reduces soil acidity, and low chlorine content. These advantages, plus customized specialty blends that meet specific needs and the technical service provided by us, may be considered as a plant nutrients solutions adding value to the crops through higher yields and better quality production. Because our products are natural or derived from natural nitrate compounds or natural potassium brines (in the case of potassium sulfate), they have certain advantages over synthetically produced fertilizers, such as the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty fertilizers enable our customers to achieve higher yields and better quality crops. Accordingly, specialty fertilizers are sold at a premium price compared to commodity fertilizers.

Back to Contents

Iodine: We are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, antiseptics, biocides and disinfectants, human and animal nutritional supplements, in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers.

Lithium: We are the world’s leading producer of lithium carbonate, which is used in a variety of applications, including the manufacture of Li ion batteries, frits for the ceramics and enamel industries, specialty glass, primary aluminum, air conditioning chemicals, pharmaceuticals, and lithium derivatives. Since 2000 we have taken an active role in the production of lithium hydroxide, used primarily in the lubricating grease industry. We have recently started up our butyl lithium production, product aimed primarily at the synthetic rubber and pharmaceutical industries.

Industrial Chemicals: We produce five industrial chemicals: sodium nitrate, potassium nitrate, sodium sulfate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. However, other uses, such as adhesives and wastewater treatment also account for important sales volumes. Potassium nitrate, while also used in the manufacture of specialty glass, is consumed primarily in CRT tubes (TV and computer monitors). In addition, potassium nitrate is an important raw material for the production of frits for the ceramics and enamel industries. Sodium sulfate is used primarily as a raw material in the production of detergents and for bleaching paper pulp. Boric Acid is used in the manufacture of frits for the ceramics and enamel industries, glass, and fiberglass. Potassium Chloride is used as an additive in oil drilling as well as in the production of carragenine.

Other Products: Our remaining products consist mainly in the production and marketing of potassium chloride, which is distributed through our subsidiary Soquimich Comercial S.A. in Chile. For this product we have 100% of the market share in the domestic market. In addition, we import other fertilizers that are also distributed through Soquimich Comercial S.A. in Chile and Fertilizantes Olmeca S.A. de C.V. in Mexico, offering a complete fertilizing service to our customers.

The following table sets forth the percentage breakdown of our revenues in the 1999-2003 period according to our product lines:

	1999	2000	2001	2002	2003

Specialty Fertilizers	43%	46%	49%	51%	50%
Iodine and derivatives	20%	17%	16%	15%	12%
Lithium and derivatives	6%	7%	7%	7%	7%
Industrial Chemicals	16%	14%	13%	13%	11%
Other Products	15%	16%	15%	14%	20%

	100%	100%	100%	100%	100%

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

Back to Contents

We have identified market demand in each of our major business segments, both within our existing customer base and in new markets, for existing products and for additional products that can be extracted from our natural resources. In order to take advantage of these opportunities, we have developed a specific strategy for each of our product lines, as set forth below:

•	Specialty Fertilizers Business:
We expect to (i) continue to expand our sales of natural nitrate specialty fertilizers by continuing to exploit the advantages of our products over commodity nitrate and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase our sales of higher-margin natural nitrate fertilizers, particularly potassium nitrate; (iii) pursue investment opportunities in complementary businesses, such as the production of potassium sulfate, to increase production, reduce costs and add value to and improve the marketing of our products; (iv) emphasize development of new specialty blends and customized products intended to meet specific customer needs in all of our principal markets; (v) focus more in the soluble and foliar fertilizer market in order to establish a leadership position, and (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors.

•	Iodine Business:
We expect to (i) maintain our leadership in the iodine business encouraging demand growth and expanding our production capacity in line with the demand growth, (ii) develop new iodine derivatives and participate in the iodine recycling projects, and (iii) continue reducing our production costs through improved processes and higher labor productivity so as to compete more effectively.

•	Lithium Business:
We expect to (i) maintain our leadership in the lithium industry by consolidating our market share of lithium carbonate and lithium hydroxide, encouraging and keeping pace with the growing demand for both products, (ii) selectively forward integrating the lithium derivatives business, and (iii) continue reducing our production costs through improved processes and higher labor productivity so as to compete more effectively.

•	Industrial Chemicals Business:
We expect to (i) maintain our leadership position in sodium nitrate and potassium nitrate, (ii) develop new industrial markets for our current products, and (iii) focus our sales of boric acid and sodium sulfate in niche markets.

From time to time we evaluate opportunities to expand our businesses, both within and outside Chile, and expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with other companies involved in our businesses or in other businesses. There can be no assurance that we will decide to pursue any such transaction.

Prior to 1998, we had been developing our own cement project capable of producing up to 1.5 million metric tons per year of cement in Chile. On September 9, 1998, we sold our cement-related assets to Empresas Melón S.A., which is now a subsidiary of Lafarge (formerly Blue Circle Industries PLC), for US$32 million and subscribed to 14% of the common stock of Empresas Melón S.A. for a total of US$57 million.

Back to Contents

Production process

Our integrated production process can be classified according to our natural resources:

- Caliche ore deposits: contain nitrates, iodine and sodium sulfate.
- Atacama Salar brines: contain potassium, lithium, sulfates and boron.

Caliche Ore Deposits

We mine caliche ore from open pit deposits located in northern Chile. Caliche deposits are the largest known and only commercially exploited source of natural nitrates in the world. The geological origin of caliche ore deposits in northern Chile is uncertain, existing different geological formation theories. The most agreed upon is that a volcanic formation of deposits was followed by water runoff, leaching and depositing in existing sediments.

Caliche deposits are located in northern Chile, where we currently operate four mines: Pedro de Valdivia, María Elena, Pampa Blanca and Nueva Victoria. Our four mining areas cover in excess of 300,000 hectares.

Caliche ore is found under a layer of barren overburden, in seams with variable thickness from twenty centimeters to five meters, with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is accomplished, including full geological reconnaissance and dust recovery drill holes to determine the features of each deposit and its quality. Drill hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium term basis (3 years) and short-term basis (1 year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. Following the production of drill holes, information is updated to offer the most accurate ore supply schedule to the processing plants.

Bulldozers first rip and remove the overburden in the mining area, followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing plant. In the María Elena mine, trucks will haul the ore and dump it directly to a primary crushing installation, after which a 14-kilometer long overland conveyor belt system delivers the ore to the processing plant.

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

Back to Contents

Caliche Ore-Derived Products

Caliche ore derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, sodium sulfate and iodine.

Sodium Nitrate

Sodium nitrate for both agricultural and industrial applications is produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the valuable contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the proper treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. Once most of the sodium nitrate is removed from the caliche ore, a final leaching stage with cold water produces a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities, nearby María Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively.

The remaining material out of the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is re-cycled for further leaching and for the extraction of iodine.

Crystallized sodium nitrate is processed further at Pedro de Valdivia and María Elena to produce prilled sodium nitrate, which is transported to the Company's port facilities in Tocopilla for bulk shipping to customers and distributors worldwide or for bagging and shipping to customers and distributors. The Company's current crystallized sodium nitrate production capacity at Pedro de Valdivia and María Elena is approximately 770,000 metric tons per year. A portion of the sodium nitrate produced at María Elena and Pedro de Valdivia is used in the production of a highly refined industrial grade sodium nitrate or in the production of potassium nitrate at Coya Sur and sodium potassium nitrate at María Elena.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using production methods developed by SQM. The solutions from the leaching of the fine fraction of the ore, once the iodine and sodium sulfate is extracted, is pumped to the Coya Sur plant. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting rich potassium nitrate in solution is crystallized using a cooling and centrifuging process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate.

Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in leach pads from which the Company extracts rich iodine and nitrate solutions that are sent to iodine plants for iodine extraction. After iodine has been extracted, the solutions are sent to solar evaporation ponds where solutions are evaporated to total dryness, where rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is more than 650 thousand metric tons per year, including 260 thousand metric tons per year of technical grade potassium nitrate at Coya Sur.

Back to Contents

Crystallized or prilled potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for bulk or bagged for shipping to customers and distributors.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our María Elena facilities using standard, non-patented production methods developed by us. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate.

Our installed prilling capacity is approximately 1,100,000 metric tons per year. With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate in prilled form.

Sodium Sulfate

We produce sodium sulfate at our Coya Sur facilities. Crystallized sodium sulfate decahydrate (Glauber salt) is extracted from the leaching solutions after the iodine production process at Pedro de Valdivia and María Elena. The salt is transported to Coya Sur, where it reacts with sodium chloride salt harvested from the solar evaporation ponds to produce anhydrous sodium sulfate. The sodium sulfate is shipped in bulk directly to customers and distributors, principally in Brazil and Chile. The remaining solution is recycled back to the solar evaporation pond system. Our current sodium sulfate production capacity is 75,000 metric tons per year.

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia and Nueva Victoria production facilities, extracting it from the solutions from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As in the case of nitrate and sulfate production, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively.

The solutions from the leaching of caliche will carry iodine in iodate form. Part of the iodate in solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and flaked or prilled. Our Company has obtained patents in Chile and in the United States for its iodine prilling process.

Flaked and prilled iodine is tested for quality control purposes, then packed in 20 or 50 kilogram drums, 350 kilogram or 700 kilogram maxibags and transported by truck to Antofagasta for export. Our iodine and iodine derivative production plants have qualified under the ISO-9002 program, providing third-party certification of the quality management system and international quality control standards that we have implemented.

Our total iodine production in 2003 was approximately 6.5 thousand metric tons: approximately 2.1 thousand metric tons from Pedro de Valdivia, 1.4 thousand metric tons from María Elena, 1.3 thousand metric tons from Pampa Blanca and 1.7 thousand metric tons from Nueva Victoria. The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena. The Company has the flexibility to adjust its production according to market conditions. The semi-mobile plants used at Pampa Blanca allow for the processing of solutions obtained from the leaching of ores with high concentration exploited from smaller ore bodies, resulting in lower production costs.

Back to Contents

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay North America L.L.C., “Ajay”, a U.S.-based Company which purchases iodine from our Company. We had in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates had primarily sold their iodine derivative products in North America and Europe.

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

We process these brines to produce potassium chloride, lithium carbonate, potassium sulfate, boric acid and bischofite (magnesium chloride). The first stage in the Atacama Salar development project was to produce potassium chloride, an important raw material used in the manufacture of potassium nitrate, which has allowed the Company to reduce its potassium nitrate production costs. The second stage involved the production of lithium carbonate using a portion of the remaining solutions after the production of potassium chloride, a project that began its operations in late 1996 at a production facility near Antofagasta. The third stage, which has operated at the Atacama Salar since the second half of 1998, broadens the product portfolio of specialty fertilizers and industrial chemicals by introducing two new products, potassium sulfate a non chlorine potassium fertilizer and boric acid respectively.

Potassium Chloride

We began production of potassium chloride in late 1995. We use potassium chloride in the production of potassium nitrate and, before 1995, we used to purchase our potassium chloride requirements from external sources. Production of our own supplies of potassium chloride provided us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Atacama Salar are pumped to solar evaporation ponds. Evaporation of the brines results in a crystallization mixture of salts of potassium chloride and sodium chloride, which is harvested and transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is trucked approximately 300 kilometers to the Company’s Coya Sur facilities, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Atacama Salar and in excess of its needs to third parties. During the year 2000, we successfully finished the construction of a plant to compact potassium chloride with a capacity of 100 thousand tons per year. It is currently operating at normal conditions and has increased our potassium chloride production capacity up to 650 thousand metric tons per year.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the excess of our needs is reinjected into the Atacama Salar and, (ii) sodium chloride, which is identical to the surface material of the Atacama Salar and is deposited at sites near the production facility.

Back to Contents

Lithium Carbonate

Our operation of lithium carbonate from the Atacama Salar brines began in October 1996 and has been in steady state production since January 1997. A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining lithium chloride concentrated solution is transported by truck to a production facility located near Antofagasta, approximately 250 kilometers from the Atacama Salar. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried then, if necessary, compacted and finally packaged for shipment. Our lithium carbonate production capacity is approximately 28 thousand metric tons per year.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities, we produce potassium sulfate and boric acid from the salar brines. The plant lies on an area of the salar where higher sulfate and potassium concentrations are found in the brine. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using a flotation and concentration process, after which it is crystallized, dried and packaged for shipment. Boric acid is produced in crystallized form by acidulation of the final concentrated brines, dried and packaged for shipment at the same facility. We experienced some problems in relation with the unexpected leaking of the pre-concentration ponds for the production of potassium sulfate, affecting production levels and significantly impacting the cost of production. The problems surrounding potassium sulfate’s costs and production are now mainly solved.

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

Specialty Fertilizers

Our Company is the largest producer of natural specialty fertilizers. We produce the following specialty fertilizers: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate, natural boron (ulexite) and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”). These specialty fertilizers have particular characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these fertilizers are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High value crop farmers are prompted to invest in specialty fertilizers due to their technical advantages over commodity fertilizers (such as urea and potassium chloride), which in turn translated into products and crops with higher yields and added quality. Our specialty fertilizers have significant advantages for certain applications over commodity ammonia-based nitrogen and potassium fertilizers, such as the mentioned urea and potassium chloride.

Back to Contents

In particular, our specialty fertilizers:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	are absorbed more rapidly by plants because they do not require nitrification like ammonia based fertilizers;
•	are free of chlorine content, reducing the risk of scorching roots;
•	do not release hydrogen after application, avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and have other beneficial effects;
•	are more attractive to customers who prefer products of natural origin; and
•	are more efficient than commodity fertilizers because they deliver more plant nutrients per unit of nutrient applied.

While the first four features can also be achieved in some degree with synthetic commodity fertilizers, only SQM's natural nitrate fertilizers offer the last three features and combine all seven.

In the year 2003, our revenues from specialty fertilizers were approximately US$346.1 million, representing approximately 50% of our total revenues for that year.

Specialty Fertilizers: Market

The target market for our specialty fertilizers are high value crops such as tobacco, fruits, vegetables and crops raised using modern agricultural techniques. Since 1987, the international market for specialty fertilizers has grown at a substantially faster rate than the international market for commodity-type fertilizers. This is mostly due to (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhousing; (ii) the increase in the cost of land which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of vegetables per capita and (iv) the increasing demand for higher quality crops.

Scarcity of water in certain areas force farmers to develop new agricultural techniques that maximize the use of water such as fertigation, which is widely used. These applications require fertilization through water (fertilizer is first dissolved in water and then applied to the crop) and therefore fully water-soluble fertilizers are required. Our specialty fertilizers possess high degrees of solubility.

Increasing land cost near urban centers also force farmers to maximize their yields per surface area. Specialty fertilizers, when applied to certain crops, help increase productivity for various reasons. In particular since our nitrate-based specialty fertilizers provide nitrogen in nitric form, as opposed to ammonium form as urea provides they are absorbed faster by the crop. Crops absorb nitrogen in nitric form, thus nitrogen in ammonium form has to be first converted to nitric form in the soil, a process that is not immediate and that releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop’s yield and improving its quality.

Our potassium-based specialty fertilizers are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects, which translate into lower yield and quality.

The principal agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate fertilizers are: vegetables, tobacco, fruits, horticulture, sugar beets, cotton and other high value crops.

Back to Contents

Specialty Fertilizers: The Company's Products

We produce natural sodium nitrate in prilled form, which is sold under well-known brand names such as "Champion" and "Bulldog". Potassium nitrate, sodium potassium nitrate and specialty blends are higher-margin products derived from, or consisting of, sodium nitrate, all of which are produced in crystallized or prilled form. Specialty blends are produced using our own specialty fertilizers and other components at blending plants operated by the Company or its affiliates and related companies in Chile, USA, Mexico, United Arab Emirates, Belgium, Holland, South Africa and Turkey.

The following table sets forth our sales volume of specialty fertilizer products and the revenues during the 1999-2003 period:

Sales Volume (in metric tons)	1999	2000	2001	2002	2003

Sodium nitrate	98,598	71,200	63,100	59,500	54,800
Potassium nitrate and sodium potassium nitrate*	415,452	472,200	544,800	558,600	676,500
Potassium Sulfate	79,892	151,600	156,600	161,000	142,900
Blended and other specialty fertilizers**	176,614	200,200	241,800	276,600	344,400

Revenues (in US$ millions)	210.4	229.9	259.1	281.4	346.1

* Includes sales of potassium nitrate purchased from PCS Yumbes S.C.M.
** Includes blended fertilizers, Yara International ASA specialty fertilizers and other specialty fertilizers

Specialty Fertilizers: Marketing and Customers

In the year 2003, we sold our specialty fertilizers to more than 80 countries. During the same year, approximately 91% of the Company's specialty fertilizers production was exported: approximately 26% was sold to customers in Central and South America, 18% to customers in North America, 20% to customers in Europe and 27% to customers in other regions. Not considering sales to related parties, no single customer accounted for more than 8% of SQM’s specialty fertilizers sales in 2003 and our 10 largest customers accounted in the aggregate, during the same year, for less than 30% of such sales.

Sales Breakdown	2001	2002	2003

Central and South America	24%	30%	26%
North America	18%	17%	18%
Europe	14%	15%	20%
Others	31%	27%	27%
Chile	13%	11%	9%

We sell our specialty fertilizer products outside Chile principally through our own worldwide network of representative offices and through our sales, technical support and distribution affiliates.

The year 2003 was the first year with the benefits of a fully implemented commercial agreement with Yara International ASA (ex Norsk Hydro ASA), as signed on November 2001. This agreement allows us to make use of Yara International ASA’s distribution network in countries in which its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, our specialty fertilizers and Yara International ASA’s are marketed through our offices. Both parties, however, maintain an active control in the marketing of their own products.

Back to Contents

In the same way, during 2003 we have also received the benefits of the Joint Venture Agreement (JVA) we settled with Yara International and Israel Chemicals Limited, which is now fully implemented. Under the JVA, SQM, Yara International ASA, and Israel Chemicals Limited will jointly develop the liquid and soluble fertilizer blends market through their participation in a company called NU3 N.V. to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara International ASA contributed its blending facility in Holland. With the JVA, important synergies have been achieved, particularly in production costs, administration and marketing of soluble blends, strengthening the development of new products and improving costumer service.

We maintain stocks of our specialty fertilizer products in North America, Central and South America and Europe to facilitate prompt deliveries to customers. In addition, we sell specialty fertilizer products directly to certain of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomic assistance and support to our customers. By working closely with our customers, the Company is able to identify new higher value added products and markets. SQM’s specialty fertilizer products are used on a wide variety of crops, particularly higher value-added crops that allow our customers to increase yield and command a premium price.

Our customers are located in the northern and southern hemispheres. Accordingly, there are no seasonal or cyclical factors that can substantially affect the sales of our specialty fertilizer products.

Specialty Fertilizers: Fertilizer Sales in Chile

We market specialty fertilizers in Chile through Soquimich Comercial S.A. (SQMC), which sells these products either alone or in blends with other imported products, principally urea, triple super phosphate (TSP) and diammonium phosphate (DAP). SQMC sells imported fertilizers to farmers in Chile principally for application in the production of sugar beets, cereals, tobacco, potatoes, grapes and other fruits. Most of the fertilizers that SQMC imports are purchased on a spot basis from different countries of the world.

We believe that all contracts and agreements between SQMC and third party suppliers with respect to imported fertilizers contain standard and customary commercial terms and conditions. During the preceding ten years, SQMC has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices, and we expect that it will be able to continue to do so in the future.

We estimate that SQMC's aggregate sales of fertilizers in the year 2003 accounted for approximately 40% of total fertilizer sales in Chile in that period. No single customer accounted for more than 5% of SQMC's total revenues from sales of fertilizers in 2003 and the 10 largest customers accounted in the aggregate, during the same year, for less than 19% of such revenues.

Revenues generated by SQMC and its subsidiary Comercial Hydro S.A. –formerly known as Norsk Hydro Chile S.A.– accounted for 18% of the Company’s 2003 consolidated revenues. SQMC’s consolidated revenues were approximately US$121 million, US$86 million and US$91 million in 2003, 2002 and 2001 respectively.

On April 29, 2003, SQMC announced the acquisition of 100% of the shares of Norsk Hydro Chile S.A., a Chilean subsidiary of Yara International ASA in the approximate amount of US$3.2 million. Due to the similar nature of Norsk Hydro Chile S.A. commercial operations to those carried out by SQMC, this acquisition will allow the latter to improve its fertilizer distribution business in Chile. SQMC will continue with the distribution in Chile of the fertilizers produced by Yara International ASA and its affiliates, allowing the former to improve its fertilizer distribution business in Chile.

Back to Contents

Specialty Fertilizers: Competition

We are currently the world's largest producer of sodium nitrate for agricultural use. PCS Yumbes S.C.M., (PCS), a subsidiary of Potash Corporation of Saskatchewan, Inc., a Canadian corporation, and S.C.M. Virginia, (Virginia), a Chilean nitrate and iodine company, both produce sodium nitrate as a raw material for potassium nitrate. During 2003 we signed an agreement to acquire the PCS production facilities in Chile in order to increase our market share and fortify the leadership in the specialty fertilizer market. Virginia is currently producing small amounts of sodium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market we has one significant competitor: Trans Resources International Inc. (TRI), with its subsidiary Haifa Chemicals Ltd. in Israel. During the first quarter of 2002 the TRI potassium nitrate facility in the United States called Cedar Chemicals shut down its operations. We estimate that Haifa Chemicals sales of potassium nitrate accounted for approximately 30% of total world sales during the year 2003. The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistic and agronomic expertise and price.

On November 2002 we signed a purchasing agreement with PCS, pursuant to which SQM agreed to buy a total of 112,000 metric tons of potassium nitrate during the period beginning November 2002 and ending December 2003. After that, as mentioned before, it was signed an agreement to acquire the PCS potassium nitrate facilities in Chile.

Another competitor is Virginia, controlled by Inverraz S.A., which has also begun to produce potassium nitrate from caliche ore at a facility in northern Chile. We believe we have certain advantages over Virginia due to, among other factors, our greater experience with the processing of caliche ore, our proven processes, the size and nature of our caliche ore reserves, our experience in the marketing of specialty fertilizers, our efficient and proved logistic, which is very important especially when the freight rates are volatile like in 2003, and our own production of potassium chloride in the north of Chile, which is an essential raw material in the production of potassium nitrate.

Kemira, a Finnish producer, has announced that it is about to shut down its potassium nitrate and NPK fertilizers facilities at Denmark, aiming to keep the site as a warehouse and distribution center for its Danish customers. Additionally, they have also stated that the startup of the new 150 thousand metric tons potassium nitrate facility they jointly own with Arab Potash, through the company Kemapco at Jordan, has been delayed.

In the potassium sulfate market, we have several competitors of which the most important are Kali und Salz GmbH, Tessenderlo Chimie and Great Salt Lake Minerals Corp., from Germany, Holland and the United States respectively. We believe that those three producers account for a majority of the world production of potassium sulfate. We estimate that once we reach full production of potassium sulfate, we will account for approximately 6% of total world sales.

Through a partially owned facility, NU3, we also produce soluble and liquid fertilizers using the our potassium nitrate as a raw material. Through this activity, we have acquired production technology and marketing know-how, which we believe will be useful for selling our products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

We are the largest Chilean producer of bulk specialty blends and with the start-up of potassium sulfate production we have broadened our variety of specialty blends to reach a wider range of clients. In Chile, our products compete principally with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty fertilizers also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them preferable for certain applications as described above.

Back to Contents

Specialty Fertilizers: Business Strategy

Our business strategy with respect to its specialty fertilizer business is to continue to be a low cost world leader in the production, distribution and sale of specialty fertilizers. As part of this strategy, SQM plans to (i) continue to expand its sales of natural nitrate specialty fertilizers by continuing to exploit the advantages of its products over commodity nitrate and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase capacity and increase its sales of higher-margin natural nitrate fertilizers, particularly potassium nitrate; (iii) pursue investment opportunities in complementary businesses, such as the production of potassium sulfate, to increase production, reduce costs and add value to and improve the marketing of the Company's products, (iv) emphasize development of new specialty blends and customized products intended to meet specific customer needs in all of its principal markets, (v) focus more in the soluble and foliar fertilizer market in order to have a leadership position and (vi) further develop its global distribution and marketing system directly and through strategic alliances with other producers and local distributors.

In line with this strategy are the three most recent agreements entered into by SQM and previously explained elsewhere in this document: the commercial agreement with Yara International ASA, the JVA, and the acquisition of the potassium nitrate facilities of PCS.

We will continue to develop and market new products, such as soluble potassium sulfate, and other tailor-made specialty blends and water-soluble NPK specialty blends.

Our Research and Development Center will continue to work with customers, international organizations, universities and research institutes to refine existing products and develop new ones. We will continue to implement programs to reduce costs and increase yields through refinement of production techniques.

Iodine

SQM is the world's largest producer of iodine. In the year 2003, our revenues from iodine and iodine derivatives amounted to approximately US$ 84.5 million, representing approximately 12% of our total revenues in that year. We estimate that our sales accounted for approximately 28% of world iodine sales by volume in the year 2003.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications. Most sales are to companies which use these products as a raw material in the formulation of their products, including, x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceuticals, chemicals, herbicides, organic compounds, catalysts, pigment and ink dyes.Iodine is added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine: The Company's Products

We produce iodine and, through the joint venture Ajay-SQM, organic and inorganic iodine derivatives. Ajay-SQM is also actively participating in the iodine recycling from a variety of chemical processes in Europe and the Unites States.

Consistent with our business strategy, we are constantly working in the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

Back to Contents

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9000 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the 1999-2003 period:

Sales Volume (in metric tons)	1999	2000	2001	2002	2003

Iodine and iodine derivatives	5,820	5,700	5,600	6,400	6,600

Revenues (in US$ millions)	101.4	87.1	81.4	84.1	84.5

Iodine: Marketing and Customers

We sold our iodine products to more than 130 customers in the year 2003, in more than 35 countries. During the same year, most of our iodine production was exported: approximately 34% was sold to customers in Europe, 40% to customers in North America, 6% to customers in Central and South America and 20% to customers in Asia, Oceania and other regions. Not considering sales to related parties, no single customer accounted for more than 10% of the Company's iodine sales in the year 2003 and our ten largest customers accounted in the aggregate for less than 50% of such sales.

Sales Breakdown	2001	2002	2003

Europe	37%	36%	34%
North America	45%	41%	40%
Central and South America	9%	13%	6%
Others	9%	10%	20%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain stocks of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders and short, medium and long-term contracts. Long-term contracts generally specify annual minimum and maximum purchase commitments, provide for prices which vary according to formulas which take into account prevailing market prices and, in some cases, provide for termination by either party after specified notification periods.

Iodine: Competition

SQM and several producers in Chile and Japan are the world’s main producers of iodine. In Japan, iodine is extracted from brines, which are mainly obtained as part of the process of extracting natural gas.

We estimate that eight Japanese iodine producers accounted for approximately 35% of world iodine sales in the year 2003 (excluding sales of production from the former Soviet Union and the People's Republic of China, for which reliable estimates are not available). We estimate that the largest Japanese producer, Ise Chemicals Ltd., (Ise Chemicals), accounted for approximately 9% of such world iodine sales. We believe that iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for approximately 7% of world iodine sales in the year 2003, while five Chilean companies, including SQM, accounted for approximately 57% of such sales (28% by SQM and 29% by the other Chilean producers).

Back to Contents

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to substantial volatility. World iodine prices vary depending upon the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including the Company) and their respective business strategies. World iodine prices declined sharply, from a high of US$18.40 per kilogram for large purchases in early 1990, to less than US$8 per kilogram for large purchases as of June 1994. The decline in world iodine prices from 1990 to 1994 was in part the result of SQM's and certain other producers’ business strategies to take advantage of their relatively lower production costs and increase production at a rate greater than the increase in total demand so as to increase their market shares. From 1994 to 1999, iodine price recovered to levels close to US$18 per kilogram, beginning then a downward trend due to oversupply. At the end of 2003 iodine prices started to recover.

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

The principal means of competition in the sale of iodine and iodine derivative products are price, quality, customer services and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves, the installed capacity and relatively lower production costs as most part of our iodine is produced as part of a process that also produces other products (principally sodium nitrate and potassium nitrate for agricultural and industrial purposes), allowing some production costs to be shared by several product lines. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationship we have established with our larger customers and the technical support and post-sales service we provide. While there are substitutes for iodine available for certain applications, such as coloring processes and for use as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the principal nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Iodine: Business Strategy

Our business strategy with respect to the iodine business is to: (i) maintain our leadership in the iodine business encouraging demand growth and expanding our production capacity together with the demand growth, (ii) develop new iodine derivatives and participate in the iodine recycling projects, and (iii) continue reducing our production costs through improved processes and higher labor productivity so as to compete more effectively.

We also plan to increase our marketing efforts, particularly in Asia, and to continue to strengthen our relationship with our larger customers through enhanced technical support.

Our Research and Development Center will continue to work with customers, international organizations, universities and research institutes to develop additional uses for iodine, particularly for water treatment, disinfectants and agricultural products.

Back to Contents

Lithium

We are the world's largest producer of lithium carbonate. In the year 2003, our revenues from lithium sales amounted to approximately US$ 49.6 million, representing approximately 7% of the Company's total revenues in that year. We estimate that our sales accounted for approximately 41% of world lithium carbonate and equivalents (excluding lithium minerals) supply by volume.

Lithium: Market

Lithium carbonate is used in a wide variety of applications including the production of ceramics and glass, aluminum, chemicals, pharmaceuticals, lubricants and batteries, being lithium a basic element for the development of new technologies. Lithium hydroxide is primarily used in the lubricating grease industry, as well as in the dyes and battery industries.

Lithium: The Company's Products

We produce lithium carbonate at the Salar del Carmen facilities, nearby Antofagasta, from solutions with high concentrations of lithium coming from the potassium chloride production at the Atacama Salar. The state of the art technology used together with the high concentrations of the Atacama Salar allow the Company to be one of the lowest cost producers worldwide.

Consistent with our policy of vertical integration towards value added products and markets, we have started up a butyl lithium plant in Houston, Texas, in the U.S.A. The main applications for this product are in the production of synthetic rubbers and pharmaceuticals. We are also participating in the lithium hydroxide business, and constructing a new plant that will be operating in the second half of 2005.

The following table sets forth our total sales and revenues from lithium products in the 1999-2003 period:

Sales Volume (in metric tons)	1999	2000	2001	2002	2003

Lithium Carbonate and derivatives	17,600	20,600	21,700	22,300	27,300

Revenues (in US$ millions)	28.2	33.0	37.0	37.3	49.6

Lithium: Marketing and Customers

We sold our lithium products to approximately 240 customers in the year 2003, in more than 45 countries. Virtually all of our lithium products were sold overseas: approximately 31% was to customers in Europe, 29% to customers in North America, 37% to customers in Asia and Oceania and 3% to customers in other regions. No single customer accounted for more than 13% of the Company's sales in the year 2003 and our ten largest customers accounted in the aggregate for approximately 50% of such sales.

Sales Breakdown	2001	2002	2003

Europe	31%	40%	31%
North America	43%	37%	29%
Asia & Oceania	25%	21%	37%
Others	1%	2%	3%

Back to Contents

Lithium: Competition

Our main competitors in the lithium carbonate business are Chemetall GmbH, a subsidiary of Dynamit Nobel Aktiengesellschaft and FMC Corporation, which we estimate together produced approximately 45% of the lithium carbonate and equivalents (excluding lithium minerals) in the year 2003. In April 2004, MGTechnologies AG announced the sale of Dynamit Nobel AG, excluding the plastics business, to Rockwood Specialties Group Inc., a US-based specialty chemicals company.

We estimate that lithium carbonate and equivalent world production (excluding lithium minerals) was approximately 63,500 tons in 2003, while our sales reached over 27,000 metric tons (including lithium hydroxide).

Lithium: Business Strategy

Our business strategy with respect to our lithium business is to: (i) maintain our leadership in the lithium industry by consolidating our market share of lithium carbonate and lithium hydroxide, encouraging and keeping pace with the growing demand for both products, (ii) selectively integrate in the lithium derivatives business, and (iii) continue to reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

We also plan to increase our marketing efforts, particularly in the segments with high demand growths.

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, refined and technical grade. The three grades differ principally in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. We enjoy certain operational flexibility when producing industrial sodium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates we produce sodium sulfate and boric acid. Sodium sulfate and boric acid are by-products of the production of sodium nitrate, and potassium sulfate respectively. In the year 2003, our revenues from industrial chemicals were approximately US$ 73.6 million, representing approximately 11% of our total revenues for that year.

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

We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally), potassium nitrate and sodium sulfate in 2003 accounted for 70%, 35% and less than 2%, respectively, of world sales in that period.

Back to Contents

Industrial Chemicals: The Company's Products

We produce technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. We market our refined grade sodium nitrate under the brand name “Niterox”. We produce sodium sulfate in crystalline form.

The following table sets forth our sales volumes of industrial chemicals and total revenues in the 1999-2003 period:

Sales Volume (in metric tons)	1999	2000	2001	2002	2003

Industrial nitrates	234,090	191,277	186,999	187,300	192,400
Sodium sulfate	60,956	43,400	66,742	63,200	54,200
Boric Acid	8,844	8,600	12,822	11,300	10,700

Revenues (in US$ millions)	80.5	69.8	69.6	70.8	73.6

Aggregate current sodium nitrate capacity is approximately 740,000 metric tons per year (agricultural and industrial grades). Within certain production constraints, we may use such production capacity to produce either agricultural or industrial sodium nitrate. We have a plant capacity to produce approximately 260,000 metric tons per year of technical potassium nitrate, approximately 75,000 metric tons per year of sodium sulfate and 16,000 metric tons per year of boric acid.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in more than 60 countries in the year 2003. Approximately 39% of our sales of industrial chemicals was to customers in North America, 25% to customers in Europe, 12% to customers in Central and South America and 24% to customers in Asia, Oceania and other regions. No single customer accounted for more than 5% of the Company's sales of industrial chemicals in 2003 and our ten largest customers accounted in the aggregate for less than 33% of such sales.

Sales Breakdown	2001	2002	2003

North America	37%	31%	39%
Europe	20%	17%	25%
Central and South America	27%	24%	12%
Others	16%	28%	24%

We sold approximately 63% of our 2003 sodium sulfate production to customers in the domestic market. Our principal customers for this product are the Chilean producers of detergents and paper pulp.

We sell our industrial chemical products principally through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of our industrial sodium nitrate and technical potassium nitrate products at our facilities in Europe, North America and South America to achieve prompt deliveries to customers. Industrial sodium nitrate and technical potassium nitrate sales are made pursuant to spot purchase orders and sodium sulfate sales pursuant to renewable medium term contracts.

Our Research and Development Center, together with our foreign affiliates, provide technical support to our customers and work with them to identify new applications for the Company’s products.

Back to Contents

Industrial Chemicals: Competition

We are the world's largest producer of industrial sodium nitrate. We estimate that we accounted for approximately 70% of world production of industrial sodium nitrate in 2003 (excluding China and India, for which reliable estimates are not available). We have some competitors mainly in Europe and Asia. These producers together represent 30% of total production and produce sodium nitrate as a by-product of other production processes. In the refined grade sodium nitrate market, Bayerische Anilinen und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.) are highly competitive in the European and Asian markets. In addition to the competitors mentioned above, it is important to note that our industrial sodium nitrate products compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

As in the case for agricultural potassium nitrate, our principal competitor in the industrial potassium nitrate market is Haifa Chemicals Ltd. (Haifa). We currently estimate our market share at 35% whereas Haifa accounts for 30%.

We have no significant competitors in Chile for sodium sulfate, which is the principal market for the product.

The principal means of competition in the market for industrial sodium technical and potassium nitrate are product quality, price and customer service. We remain a leader in these markets due to our ability to deliver on each on the aforementioned points. We believe that we are a low cost producer of industrial sodium nitrate and are able to produce high quality products.

Industrial Chemicals: Business Strategy

Our business strategy with respect to our industrial chemical business is to: (i) maintain our leadership position in sodium nitrate and potassium nitrate, (ii) develop new industrial markets for our current products, and (iii) focus our sales of boric acid and sodium sulfate into niche markets.

Raw materials

The principal raw material we require for the production of nitrate, sulfate and iodine products is caliche ore, which is obtained from the corresponding surface mines. The principal raw material for the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from the Atacama Salar.

We require water (for the leaching process and general purposes), potassium chloride (in the manufacture of potassium nitrate), sodium carbonate (soda ash, in lithium carbonate production and for neutralization of iodine solutions), anti-caking, sulfur (in iodine production), ammonium nitrate (in the preparation of the anfo that is used in explosives for mining operations), diesel (mining equipment), natural gas (in heat generation and fusion processes) and electricity acquired from electric utilities (to supply the power needs at Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar and the lithium carbonate plant in Salar del Carmen). Our raw material costs (excluding caliche ore and salar brines) represented approximately 12.6 of our cost of sales in the year 2003.

The main sources of water for our nitrate, sulfate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria and Atacama Salar facilities is obtained from wells near the production facilities. We have permits from the Chilean Water Authority to explore for additional non-potable water and permits to use granted water rights for an indefinite period of time (based on specified maximum volumes) without charge. In addition, we purchase potable water from local utility companies. We have never experienced any difficulties obtaining the necessary water to conduct our operations.

Back to Contents

During 1998, we subscribed a long-term electricity supply agreement with a major Chilean electricity producer. This agreement meant that since April 2000, the Company is connected to the Sistema Interconectado del Norte Grande, (SING), which is our current electricity supplier and for most of northern Chile cities and industrial facilities.

During 2001, we connected our facilities to natural gas pipelines for heat generation and fusion processes. The facilities at Pedro de Valdivia, María Elena and Coya Sur gradually switched over to natural gas during the second half of 2001. During the second half of 2002, the lithium carbonate facility was also connected. Our industrial equipment has a dual system that allows operation either with natural gas or with diesel. After certain minor investments, most of our industrial equipment could also operate with fuel oil.

The contract pursuant to which we receive natural gas, was subscribed with Distrinor S.A. on May 22, 2001. The same is of a “fixed nature”, extends for a period of 10 years beginning on June 1, 2001 and we have estimated that covers approximately 3,850,000 million Btu per year. For a discussion of risks related to natural gas supply see “Item 3. Key Information – Risk Factors”

We obtain ammonium nitrate, sulfur and soda ash from several large suppliers, principally in Chile, Canada and the United States, respectively, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Prior to beginning production of potassium chloride at our Atacama Salar facility in late 1995, we obtained potassium chloride requirements principally from suppliers in Chile (under a long-term contract), and in Canada and Israel (under spot contracts). As a result of the commencement of production of potassium chloride, we have decreased our purchases of potassium chloride. Currently we acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local supplier, pursuant to a contract that expires in 2009. Natural gas and diesel fuel are obtained under contracts terminable upon specified notice by either party and which generally provide for sales of fuel at international market prices.

We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our principal raw materials contain standard and customary commercial terms and conditions. During the past ten years, we have experienced no significant difficulties in obtaining adequate supplies of necessary raw materials at market prices, and do not expect to experience any such difficulties in the future.

Government regulations

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions, which account for the majority of the mining rights held by SQM, including all of our concessions relating to land which is currently being mined, essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid. We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operational requirements. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Back to Contents

There are currently no material legal or administrative proceedings, except as noted below, pending against the Company with respect to any regulatory matter, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Environmental regulations

Our operations in Chile are subject to both national and local regulations related to the environment’s protection. The fundamental environmental laws in Chile are the Health Code and Law Number 19,300 and their Rules and Regulations. We believe that we are currently in compliance in all material respects with applicable environmental regulations in Chile.

Law Number 19,300 created the National Environment Comission, (Environment Commission), and requires that the Environment Commission drafts and publishes regulations to mandate that companies should conduct environmental impact studies of any future mining or production projects or other activities that are likely to have an environmental impact. Law Number 19,300 also created regional commissions to supervise any required environmental impact studies for all new projects, including those of SQM.

On August 10, 1993, the Ministry of Health published in the Official Gazette a determination pursuant to the Health Code stating that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded quality standards for breathable air affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Subsequently, the town of Pedro de Valdivia was relocated into the town of María Elena, practically removing Pedro de Valdivia from the scope of the referred determination. A plan to reduce the atmospheric particulate levels below permissible levels by July 2000, was approved with certain amendments by Decree Number 164/2000. Although we followed the plan and reduced substantially the atmospheric particulate levels at our principal production facilities, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. Resolution Number 384, published in the Official Gazette on May 16, 2000, initiated the revision and reformulation of the plan. The new plan was published by Decree Number 37/2004 on March 2004. The new timetable establishes that the standard for atmospheric particulate material level must be finally complied by April 1, 2006. In the interim, we are preparing a work program to modify the processes and systems used in the María Elena facilities, concerning the processing of the caliche ore that could allow the necessary reduction of the particulate levels.

There can be no assurance that we will not be subject in the interim to warnings, fines and possible temporary closures of our referred production facilities in María Elena.

Our mining and production processes do not produce harmful industrial wastes. We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities trying to eliminate any adverse impact. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose restrictions on SQM that would be material. We are both committed to complying with all applicable environmental regulations and applying an Environmental Management System (EMS) to continuously improve our environmental performance.

Back to Contents

ORGANIZATIONAL STRUCTURE

All of our principal operating subsidiaries are, essentially, wholly-owned, except for SQMC, which is 61%owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, Ajay SQM Chile S.A., which is 51% owned by SQM, and Empresas Melón S.A., a company listed and traded on the Chilean Stock Exchanges in which SQM has a 14% stake. The following is a summary of our main subsidiaries (for a list of all affiliates see Note 2(a) to the Consolidated Financial Statements).

SQM’s main Subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest

SQM Nitratos S.A.	Produces and markets the Company’s nitrate, iodine and sulfate products directly and through its principal subsidiaries and affiliates	Chile	100%

Ajay SQM Chile S.A.	Produces and markets the Company’s iodine and iodine derivatives	Chile	51%

SQM Salar S.A.	Exploits the Atacama Salar brines to produce lithium carbonate, potassium chloride, potassium sulfate and boric acid	Chile	100%

Foreign affiliates in Japan and in other locations	Market the Company’s products throughout the world	Various

SQM Nitratos S.A. main Subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest

Soquimich Comercial S.A.	Markets domestically the Company’s specialty fertilizers and imports fertilizers for resale in Chile	Chile	61%

Servicios Integrales de Tránsitos y Transferencias S.A.(SIT)	Owns and operates a rail transport system that provides rail transport at the Company’s mines and processing plants and between the Company’s production facilities and its port facilities at Tocopilla. SIT also owns and operates the Tocopilla port facilities	Chile	100%

Sales and distribution affiliates in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market the Company’s products throughout the world	Various

Back to Contents

PROPERTY, PLANTS AND EQUIPMENT

Mines

We hold rights to explore for, or exploit the, mineral resources in an area covering more than 1,740,000 hectares of land in northern Chile, excluding areas within the Atacama Salar discussed below, and have applied for rights covering in excess of 562,100 additional hectares. We conduct surface mining operations on less than 1% of the land area to which we hold rights, annually. As described below, we currently conduct surface mining operations at four sites.

Pedro de Valdivia.

The mine and facilities that we operate at Pedro de Valdivia, are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 75 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 25 kilometers west of the Pedro de Valdivia production facilities.

Our mining facilities at Pedro de Valdivia have a Weighted Average Age of 11.3 years (“Weighted Average Age” equals the sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2003, divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2003). The power source utilized is mainly electricity, diesel and natural gas.

María Elena.

The mine and facilities that we operate at María Elena, are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 80 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 14 kilometers north of the María Elena production facilities.

The power source utilized is mainly electricity, diesel and natural gas. The Weighted Average Age of the Company’s mining facilities at María Elena is approximately 11.8 years.

Pampa Blanca

We currently conduct caliche ore operations at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. We had been producing from old waste ore deposits at Pampa Blanca since 1987 and during 1997 began mining new caliche ore deposits. The ore in Pampa Blanca is transported by truck to heap leaching pads and processed to produce iodine and nitrate salts. Various companies conducted mining operations at the site in the late 1920s.

The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 9.5 years. The power source utilized is mostly electricity, produced by diesel mobile generators.

Nueva Victoria

At the end of 2002 we restarted our caliche ore operations at Nueva Victoria. This site is located 180 kilometers north of María Elena and is accessible by highway. The ore in Nueva Victoria is transported by truck to heap leaching pads and processed to produce iodine.

Back to Contents

The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 5.7 years. The power source utilized is mostly electricity, obtained from the SING.

The following table sets forth certain operating data as to each of our mines:

(Values in thousands unless otherwise stated)	2001	2002	2003

Pedro de Valdivia

Metric tons of ore mined	11,838	11,926	11,583
Average grade Nitrate (% by weight)	7.4%	7.3%	6.9%
Iodine (parts per million (ppm))	396	398	391
Metric tons of Crystallized Nitrate Produced	485.2	463.6	432.9
Metric tons of Iodine Produced	2.1	2.1	2.1

María Elena (1)

Metric tons of ore mined	5,907	5,744	5,783
Average grade Nitrate (% by weight)	8.4%	8.5%	8.5%
Iodine (ppm)	468	475	468
Metric tons of Crystallized Nitrate Produced	385.1	432.0	446.2
Metric tons of Iodine Produced	1.5	1.5	1.4

Pampa Blanca

Metric tons of ore recovered	4,932	5,416	4,838
Iodine (ppm)	472	461	514
Metric tons of iodine Produced	1.2	1.2	1.3

Nueva Victoria

Metric tons of ore recovered	—	608.3	5,009
Iodine (ppm)	—	566	549
Metric tons of Iodine produced	—	0.1	1.7

SQM Salar

Metric tons of Lithium Carbonate Produced	22.3	20.7	23.7
Metric tons of Potash Produced	652.1	678.7	651.2
Metric tons of Potassium Sulfate Produced	170.1	173.2	157.2
Metric tons of Boric Acid	9.6	9.0	8.6

(1)	Includes production at Coya Sur from treatment of fines and nitrates from pile treatment at Pampa Blanca, María Elena and Pedro de Valdivia.

Back to Contents

RESERVES

Caliche ore

We prepare our own estimates of caliche ore reserves using an in-house staff of geologists and mining engineers. The proven and probable reserve figures presented herein are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized (see “Item 3. Key information – Risk factors).

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill holes and other openings. Several drill-hole spacing have been used for recognizing mining resources. The geological character of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers in depths ranging from 1 to 4 meters, having an overburden between 0 to 2 meters. Such natural geological condition allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

According to our experience in caliche ore, the grid pattern drill holes with a spacing equal or less than 100 meters are spaced so closely that resources of caliche are sufficiently defined to consider them as measured resources and then, adjusting for economic and legal aspects, as proven reserves. Likewise, the information obtained from detailed geologic work and samples taken from grid pattern drill holes with a spacing equal or less than 400 meters can be considered as indicated resources and then, adjusting for economic and legal aspects, as probable reserves. The degree of certainty of probable reserves, although lower than that of proven reserves, is high enough to assume continuity between points of observation.

The updated estimates of our proven reserves of caliche ore at each of our principal mines, as of December 2003, are the following:

Mine	Proven	Nitrate	Iodine
	Reserves	Average Grade	Average Grade
	(millions of metric tons)	(percentage by weight)	(ppm)

Pedro de Valdivia	159.6	7.1%	385
María Elena	160.5	7.3%	416
Pampa Blanca	72.6	6.7%	545
Nueva Victoria	41.7	3.5%	478
Mapocho	4.6	5.3%	436
Soronal	190.1	7.1%	407

Back to Contents

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 2003, are the following:

Mine	Probable	Nitrate	Iodine
	Reserves	Reserves	Average Grade
	(millions of metric tons)	(percentage by weight)	(ppm)

Pedro de Valdivia	160.8	6.9%	446
María Elena	187.4	7.2%	366
Pampa Blanca	482.2	7.8%	532
Nueva Victoria	86.0	3.9%	454
Mapocho	234.3	6.9%	524
Soronal	59.1	7.7%	344

The proven and probable reserves shown above are the result of exploration and evaluation in approximately 17% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding higher-grade caliche ore minerals. The remaining 83% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources.

Proven and probable reserves are based on extensive drilling, sampling and mine modeling considering restrictions for cut-off grades, ore type, dilution, waste-to-ore-ratio and ore depth from which economic feasibility has been determined. Nonetheless, metric tons of nitrates and iodine contained in the proven and probable caliche ore reserves are shown before exploitation losses and prior to any losses from metallurgical treatment.

Considering the normal lower degree of certainty in probable reserves compared to proven reserves, and in accordance with caliche ore continuity, sampling and reserves calculations, it is possible to transform the values calculated as probable reserves in order to show them at similar basis of proven reserves. The transforming factors depend on the different geologic conditions and continuity recognized mine by mine, but in average are higher than 60%.

Additionally, proven and probable reserves could be affected by mining exploitation methods which result in differences between reserves estimated to be exploited in the mining plan and recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%. Additionally, the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% to 65%.

We maintain a permanent program of exploration and resource evaluation on the land surrounding the mines at Pedro de Valdivia and María Elena and at other sites for which we have the appropriate concessions. In the year 2003, we continued a basic reconnaissance program on the new mining properties including a geological mapping of the surface and spaced drill holes campaign covering approximately 100,000 hectares. Additionally, we conducted general explorations based on a closer grid pattern drill holes in a total area of approximately 7,546 hectares and, in addition, carried out in-depth sampling of approximately 2,319 hectares (728 hectares at Pedro de Valdivia, 1,136 hectares at María Elena, 125 hectares at Pampa Blanca and 330 hectares at Nueva Victoria). The exploration and development program in 2004 calls for a basic reconnaissance program over a total area of 75,000 hectares, general exploration over a total area of about 1,828 hectares and, in addition, in-depth sampling of approximately 1,412 hectares.

Back to Contents

Atacama Salar

We hold rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. We currently conduct extraction activities over approximately 3,900 hectares, and our solar evaporation ponds cover approximately 1,710 hectares.

The Weighted Average Age of our mining facilities at the Atacama Salar is approximately 5.8 years. The source of power utilized is principally electricity.

We prepare our own estimates of potassium, sulfate, lithium and boron reserves at the Atacama Salar using an in-house staff of geologists and mining engineers. We have explored 52% of the land (to a depth between 40 and 100 meters) to which we hold exploitation rights in the Atacama Salar and estimate that our proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 meters, are as follows:

	Proven Reserves	Probable Reserves
	(Millions of metric tons)	(Millions of metric tons)

Potassium	25.2	16.6
Sulfate	35.0	0.8
Lithium	1.7	1.5
Boron	1.0	0.2

The proven and probable reserves are based on extensive drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. This procedure considers process restrictions from which economic feasibility has been determined to produce commercial products like potassium chloride, potassium sulfate, lithium carbonate and boric acid. Nonetheless, metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment.

The recoveries of each ion depend on brine composition, which changes in time, and the process applied to produce the desired commercial products. The overall recovery for potassium varies from 72% to 40% while for sulfate varies from 50% to 19%. The recoveries for lithium and boron are estimated to vary between 26% and 30%.

Mining, Ports and Water Rights.

Caliche ore. We hold our mineral rights pursuant to one of two types of exclusive concessions granted pursuant to applicable law in Chile:

(1) a concession whereby we are legally entitled to use the land in order to exploit the mineral resources contained therein on a perpetual basis subject to annual payments to the Chilean government (an Exploitation Concession); or

(2) a concession whereby we are legally entitled to use the land in order to explore for mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years if the area covered by the concession is reduced by half (an Exploration Concession).

Back to Contents

An Exploration Concession is generally obtained for purposes of evaluating the mineral resources in an area. Generally, after the holder of the Exploration Concession has determined that the area contains exploitable mineral resources, such holder will apply for an Exploitation Concession for the area. Such application will give the holder absolute priority with respect to such Exploitation Concession against third parties. If the holder of the Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the concession is usually allowed to lapse, although it is our policy to convert substantially all Exploration Concessions to Exploitation Concessions. An application also can be made for an Exploitation Concession without first having obtained an Exploration Concession for the area involved.

Approximately 67% of our total mining concessions are held pursuant to Exploitation Concessions and 33% pursuant to Exploration Concessions, not including areas within the Atacama Salar. The Chilean Estate owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$3.02 million in the year 2003.

Atacama Salar. SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A., (the Lease Agreement). Corfo may not unilaterally amend the Lease Agreement and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that we are responsible for the maintenance of Corfo´s exploitation rights and for annual payments to the Chilean government and expires on December 31, 2030. We are required to make lease-royalty payments to Corfo equal to specified percentages of the value of production of minerals extracted from the Atacama Salar brines. Such royalty payments in the year 2003 amounted to approximately US$ 4.05 million.

In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 58,000 additional hectares in the Atacama Salar. Under the terms of the Atacama Salar Project Agreement between Corfo and SQM Potasio S.A., (the Project Agreement), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 58,000 hectares of the Atacama Salar. The Project Agreement expires on December 31, 2030.

Water and Port Rights. We also hold water rights for a supply of water from rivers and wells near our production facilities sufficient to meet our current and anticipated operational requirements. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid.

Back to Contents

The map below shows the location of our principal mining operations and the land covered by concessions owned by SQM.

400000
800000
8000000
N
ARICA
I REGION
PAMPA TANA
PAMPA ORCOMA
PISSIS-NEBRASKA
IQUIQUE
POZO ALMONTE
PAMPA SORONAL
LAGUNAS
NUEVA VICTORIA
SALAR DE ASCOTAN
SQM BORATOS
7600000
S.I.T. PUERTO DE TOCOPILLA
TOCOPILLA
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
MARIA ELENA
CALAMA
SIERRA GORDA
PAMPA BLANCA
SALAR DE ATACAMA
PLANTA BORATOS ANDINOS
ANTOFAGASTA
PLANTA CARBONATO DE LITIO
SQM SALAR
AGUAS BLANCAS
II REGION
TALTAL
7200000
REPUBLIC OF CHILE
EXPLOITATION CONCESSIONS CONSTITUTED
EXPLORATION CONCESSIONS CONSTITUTED

MAP OF SQM'S PRINCIPAL MINING FACILITIES AND LAND COVERED BY CONCESSIONS

ESCALA = 1:5000000

Back to Contents

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities:

Location	Type of Facility	Approximate
		Size[1]
		(Hectares)

Pedro de Valdivia	Nitrate, sulfate and iodine production	130
María Elena	Nitrate, sulfate and iodine production	180
Coya Sur	Nitrate, sulfate and iodine production	350
Pampa Blanca	Concentrated nitrate salts and iodine production	115
Nueva Victoria	Iodine production	27
Atacama Salar[2]	KCl, lithium chloride, potassium sulfate and boric acid	3,200
Salar del Carmen, Antofagasta	Lithium carbonate production	45
Salar del Carmen, Antofagasta	Boron production	5
Tocopilla	Port facilities	24

(1)	Includes productive facilities, solar evaporation ponds and leaching heaps, if any.
(2)	We lease the exploitation rights used at the Atacama Salar from Corfo.

We own, directly or indirectly, all of the above-listed facilities, free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the businesses conducted therein. As of December 31, 2003, the gross book value of the property and associated plant and equipment at the Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar, Salar del Carmen and Tocopilla was approximately US$147.7 million, US$257.7 million, US$96.6 million, US$16.5 million, US$61 million, US$350.1 million, US$61.8 million and US$57.4 million, respectively.

In addition to the production facilities, we operate a computer and information system that links our principal subsidiaries and operating facilities throughout Chile via a local area network. The computer and information system is used principally for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system's mainframe computer equipment is located at our offices in the city of Santiago.

The Weighted Average Age of our production facilities at Pedro de Valdivia, María Elena, Coya Sur, Nueva Victoria, Atacama Salar and Salar del Carmen is approximately 12.4 years, 11.3 years, 10.6 years, 7.5 years, 6.3 years and 6.7 years, respectively. The Weighted Average Age of our semi-portable iodine facilities at Pampa Blanca is approximately 9.5 years. Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 11.1 years. We consider the condition of our principal plants and equipment to be good.

Back to Contents

TRANSPORTATION AND STORAGE FACILITIES

SQM, through its subsidiary SIT, owns and operates railway lines and equipment as well as port and storage facilities, for the transport and storage of finished products and consumable materials.

We transport our nitrate products in bulk from our production facilities in Pedro de Valdivia, María Elena and Coya Sur to our port facilities at Tocopilla using our own railway lines and equipment. We export our products from Tocopilla by ship. In most cases, we make arrangements for ocean shipment to third parties, although in some cases customers provide their own shipping.

SIT operates the port facilities located at Tocopilla, which is approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Atacama Salar. SIT operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The SIT facilities at Tocopilla include a railway car dumper to transfer nitrate products in bulk from train wagons to a conveyor belt and silo system. The storage silos, six in all, have a capacity of 55,000 metric tons. Additional open storage area for approximately 180,000 metric tons is also available. The port operates a conveyor belt system for ship loading in bulk, with a capacity of 1,200 tons per hour, and facilities for bagging nitrates and loading bagged products using a loading dock and barges. The port has facilities for receiving and transferring raw material shipments by rail to our production facilities. We also own fuel oil and diesel fuel storage facilities at Tocopilla where these products are held on a consignment basis, purchased from suppliers as needed and shipped to processing plants. We provide a limited amount of port loading services to third parties (principally fishmeal producers) consistent with our own use of the port facilities.

We ship our iodine production to Antofagasta by trucks operated by local authorized contractor companies. Iodine is exported directly to customers or to our international sales affiliates by ship. Iodine used to produce iodine derivative products is shipped by truck to our facilities in Santiago. Land, sea and air transportation is then arranged to ship iodine derivative products from Santiago to customers.

Our sodium sulfate products are delivered principally by truck from our facilities at Coya Sur directly to customers or through the regular maritime terminal for export purposes.

We transport potassium chloride from the Atacama Salar facility to the Coya Sur production facility on a containerized dual transport system, trucks and railway system, using a dedicated contractor. Potassium chloride sold to third parties, as well as potassium sulfate and boric acid, are also sent to Tocopilla for shipping or directly by truck.

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

We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in Note 27 of the Consolidated Financial Statements. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the Consolidated Financial Statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the assessed inability of its customers to make required payments. If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances may be required. We routinely review the financial condition of our customers and make assessments of collectibility.

Income and Deferred Taxes

Our Company and each of its subsidiaries compute and pay tax on a separate basis, except for the U.S. subsidiary. We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. We regularly review inventory for impairment and record an obsolescence provision so that carrying values do not exceed net realizable values.

Staff severance indemnities

We have significant benefit plan liabilities, which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related benefit plan liabilities, may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

Back to Contents

Units of production amortization

We amortize mine development costs based on the units-of-production method based on the total proven and probable reserves. Determining the amount of proven and probable reserves requires us to make significant estimates based on geological studies. If our estimates of proven and probable reserves were to change this would directly impact the amount of amortization of the mine development costs.

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in “Item 18. Financial Statements”. Certain amounts (including percentage amounts) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2002 and 2001 and of total shareholders' equity as of December 31, 2003 and 2002. Our Consolidated Financial Statements are prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation and are not a controlled corporation, as such is defined under Chilean law.

OVERVIEW

SQM is a leading global specialty fertilizer, iodine and lithium company and earns revenues and profits from the sale of these as well as a broad range of products including other fertilizers and industrial chemical products. We sell our products through three primary channels: our own sales offices, a network of distributors and, pursuant to our commercial agreement, the sales offices of Yara International ASA for our fertilizer products.

During 2002, we grew our year over year revenues by approximately 5% to US$553,8 million and generated net income of US$40.2 million, 34% higher than the US$30.1 million of 2001. Our sales increase was mainly due to the sales increase observed in the specialty fertilizer and iodine businesses, which grew by 9% and 3% in dollar terms. During 2002, we saw the first benefits of the commercial agreement reached with Yara International ASA (then Norsk Hydro ASA), signed a potassium nitrate supply contract with PCS and purchased a lithium hydroxide stockpile. All of these events were made to secure and strengthen our position in the Specialty fertilizer and lithium derivatives businesses.

Moving into 2003, we reported our third consecutive year of earnings increase despite a challenging world market. We reported revenues of US$691.8 million during 2003, roughly 25% higher than in 2002, with net income increasing 16% to $46.8 million. One of the most important contributors to this increase was the specialty fertilizers business, with a 23% year over year revenue increase, mainly due to the commercial agreements with Yara and PCS Yumbes and the increased activity in trading of non-SQM specialty fertilizers. Pricing for our specialty fertilizers was also benefited from the strengthening of the Euro, as a relevant portion this business line sales are denominated in Euros. We also benefited from the consolidation of 2 foreign affiliates and from the acquisition of Norsk Hydro Chile operations. In lithium we had a 33% sales increase due to the market penetration in lithium hydroxide as we begun to sell the lithium hydroxide product acquired in 2002. In iodine we saw a slight volume increase partly offset by a slight decrease in iodine average price.

Back to Contents

Looking forward to the business year 2004, we intend to focus on strengthening our three main business lines, as well as building on our current strengths. To ensure we have the productive capacity and resources to meet anticipated increases in demand, we are beginning to invest in new and/or expanded facilities in northern Chile, projects that should start to come on stream by 2006.

The following table sets forth for each of the periods indicated our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines:

	Year ended December 31,
	2003		2002		2001
	US$	%	US$	%	US$	%

Specialty fertilizers	346.1	50	281.4	51	259.1	49
Iodine and derivatives	84.5	12	84.1	15	81.4	16
Lithium and derivatives	49.6	7	37.3	7	37.0	7
Industrial chemicals	73.6	11	70.8	13	69.6	13
Others (1)	138.0	20	80.2	14	79.3	15

Total	691.8		553.8		526.4

(1)	Primarily imported fertilizers distributed in Chile and Mexico and potassium chloride sold to third parties.

Back to Contents

The following table sets forth certain financial information of the Company (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Years ended December 31,
	2003		2002		2001
Total revenues	691.8	100.0%	553.8	100.0%	526.4	100.0%
Cost of goods sold	(554.0)	(80.1)%	(424.8)	(76.7)%	(409.0)	(77.7)%

Gross margin	137.8	19.9%	129.0	23.3%	117.4	22.3%
Selling and administrative expenses	(50.6)	(7.3)%	(46.3)	(8.4)%	(43.7)	(8.3)%

Operating income	87.2	12.6%	82.7	14.9%	73.7	14.0%

Non-operating income	18.7	2.7%	14.0	2.5%	18.3	3.5%
Non-operating expenses	(39.8)	(5.8)%	(44.0)	(7.9)%	(47.5)	(9.0)%

Income before income taxes	66.1	9.5%	52.7	9.5%	44.5	8.5%

Income tax	(16.0)	(2.3)%	(10.6)	(1.9)%	(7.5)	(1.5)%
Minority interest	(3.7)	(0.5)%	(2.4)	(0.4)%	(2.4)	(0.5)%
Amortization of negative goodwill	0.4	0.1%	0.4	0.1%	0.4	0.1%
Extraordinary items	0.0	0.0%	0.0	0.0%	(4.9)	(0.9)%

Net income	46.8	6.8%	40.2	7.3%	30.1	5.7%

Results of Operations – 2003 compared to 2002

During 2003, we generated total sales for an amount of US$691.8 million, which is 24.9% higher than the US$553.8 million recorded for the year 2002.

The main factors that explain the increase in revenues and the operational variations in the different business lines are the following:

Back to Contents

Specialty Fertilizers

Revenues for specialty fertilizers for the year 2003 reached US$346.1 million, higher than the US$281.4 million of the previous year.

		Year 2003	Year 2002	Δ2003/2002

Sodium nitrate	Th. Ton	54,8	59,5	-4,8	-8%
Potassium nitrate and sodium potassium nitrate	Th. Ton	676,5	558,6	117,9	21%
Blended and other specialty fertilizers(*)	Th. Ton	344,4	276,6	67,8	24%

Potassium sulfate	Th. Ton	142,9	161,0	-18,1	-11%

Revenues Specialty Fertilizers	MUS$	346,1	281,4	64,7	23%

(*) Includes Blended Fertilizers, Yara International Specialty Fertilizers and Other Specialty Fertilizers. Yara International Specialty Fertilizers sales for the year 2003 reached approximately US$ 17 million

The significant increase in sales volumes for 2003 is mainly explained by:

•	Increase in sales volumes of potassium nitrate and sodium potassium nitrate to the Latin American markets, especially Brazil.

•	Increase in sales volumes (approximately 125 thousand tons) of potassium nitrate produced by PCS Yumbes SCM pursuant to the supply agreement with SQM.

•	Increase in sales volumes of potassium nitrate to China.

•	Increase in sales volumes of specialty blends and other specialty fertilizers, containing mostly non-SQM products, due to the consolidation in 2003 of the subsidiaries in Mexico and in South Africa, and the acquisition of Norsk Hydro Chile operations.

Lower sales volumes for potassium sulfate was due to maintenance carried out on the potassium sulfate plant, affecting total production levels and full year production costs, with the corresponding negative effects in gross margin.

In addition to the increase in sales volumes, average price level for our specialty fertilizers business increased during 2003 compared to the year 2002, mainly due to the strengthening of demand and the fact that producers are operating close to their nominal capacities.

Back to Contents

Iodine and derivatives

Revenues for iodine and iodine derivatives for the year 2003 reached US$84.5 million, similar to the US$84.1 million of the previous year.

		Year 2003	Year 2002	Δ2003/2002

Iodine and derivatives	Th. Ton	6,6	6,4	0,2	3%

Revenues Iodine and derivatives	MUS$	84,5	84,1	0,4	0%

The slightly higher sales volumes obtained during the period are primarily explained by:

•	An increase in iodine sales to the x-ray contrast media market, which has experienced growth rates of approximately 6% during the past year.

•	An increase in iodine sales to the sanitation market, which has experienced growth rates of 3 – 5% during the past year.

•	Higher sales to the Chinese markets, mainly to the pharmaceutical and disinfectant (iodophors) industries.

Although average sales prices for the year 2003 fell slightly compared to the previous year, approximately 3%, prices observed during the last months have steadily increased.

Lithium and derivatives

Revenues for lithium and lithium derivatives for the year 2003 reached US$49.6 million as compared to US$37.3 million in the previous year.

		Year 2003	Year 2002	Δ2003/2002

Lithium carbonate and derivatives	Th. Ton	27,3	22,3	5,0	23%

Revenues Lithium and derivatives	MUS$	49,6	37,3	12,3	33%

The increase in revenues observed for the year 2003 is mainly related to:

•	Higher sales of lithium hydroxide. This increase is related to higher product availability due to our acquisition of a lithium hydroxide stockpile in the United States at the end of 2002.

•	Higher sales of lithium carbonate to China induced by the recovery of some market lost in 2002 and by a growing demand.

•	Higher sales of lithium carbonate in other Asia-Pacific markets, especially in Japan, as we continue to penetrate the rechargeable lithium battery markets, which has grown in the past year at roughly 30%.

Sales prices during the year 2003 were approximately 8% higher than the sales prices of the previous year.

Back to Contents

Industrial Chemicals

Revenues for industrial chemicals for the year 2003 reached US$73.6 million as compared to US$70.8 million in the previous year.

		Year 2003	Year 2002	Δ2003/2002

Industrial nitrates	Th. Ton	192,4	187,3	5,2	3%
Sodium sulfate	Th. Ton	54,2	63,2	-9,0	-14%
Boric acid	Th. Ton	10,7	11,3	-0,6	-5%

Revenues Industrial Chemicals	MUS$	73,6	70,8	2,7	4%

The higher revenues are mainly explained by the sales increase in industrial nitrate products. Average prices for the year 2003 were approximately 4% higher than 2002 prices.

Additionally, sodium sulfate sales volumes were lower due to lower product availability.

Other Products

Revenues for potassium chloride for the year 2003 reached US$40.0 million, higher than the US$38.2 million of the previous year.

		Year 2003	Year 2002	Δ2003/2002

Potassium Chloride	Th. Ton	284,1	286,0	-2,0	-1%

Revenues Potassium Chloride	MUS$	40,0	38,2	1,8	5%

Sales of potassium chloride are directly related to its consumption as raw material in the production of potassium nitrate.

Revenues for other products for the year 2003 reached US$98.0 million, higher than the US$41.9 million of the previous year. The main reason for this significant increase was the consolidation during 2003 of our subsidiaries in Mexico and in South Africa, and the acquisition of Norsk Hydro Chile operations, all of which increased our sales of other products, mainly in the form of trading of other fertilizers.

Cost of Sales

Cost of sales during 2003 were US$554.0 million, which represented a 30.4% increase compared to the US$424.8 million recorded during 2002, which compares to the 24.9% sales increase. Cost of sales consists primarily of production related expenses, depreciation, raw material costs, logistics expenses and the cost of imported fertilizers and blends used both for resale and in the production of other products. As a percentage of revenues, cost of sales were 80.1% in the year 2003, higher than the 76.7% observed in 2002.

The higher costs realized during 2003 reflect the increased trading of commodity and specialty fertilizers as well as the trading of lithium hydroxide. We expect to replace the trading of certain specialty fertilizers and lithium hydroxide with our own production within the next few years, increasing the gross margin derived from those operations. Additionally, the appreciation of the Chilean peso against the U.S. dollar during 2003 has negatively affected the portion of the costs incurred in Chilean currency, mainly salaries and certain local contracts.

Back to Contents

Gross Profit

As a result of the factors described above, gross profit increased 6.8% to US$137.8 million in 2003 from US$129.0 million in 2002.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$50.6 million (7.3% of revenues) during the year 2003 compared to the US$46.3 million (8.4% of revenues) recorded during the year 2002.

The total increase in SG&A is mainly explained by the consolidation of subsidiaries in South Africa and in Mexico, and of the operations of Norsk Hydro Chile during 2003. The additional SG&A related to these three subsidiaries is approximately US$4.9 million.

Operating Income

As a result of the factors described above, operating income increased 5.5% to US$87.3 million in 2003 from US$82.7 million in 2002.

Non-Operating Results (net)

The principal components of our non-operating results were as follows:

	Year ended December 31,
(in millions of US$)	2003	2002	2001

Net financial income (expense) (1)	(18.8)	(25.5)	(29.5)
Exchange gain (loss)	6.6	(3.5)	(3.1)
Others	(8.9)	(1.0)	3.4

Total Non-Operating	(21.2)	(30.0)	(29.2)

(1) Net of capitalized interests. During the years 2003, 2002 and 2001, the company capitalized interests in the amount of US$2.1 million, US$1.9 million and US$2.4 million respectively.

During 2003, we had a total of net non-operating expenses of US$21.2 million compared to US$30.0 million in 2002. The main variations were the following:

•	Net financial expenses decreased from US$25.5 million in the year 2002 to US$18.8 million in the year 2003. Our consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed us to reduce our net financial debt by approximately US$29.1 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses. See also “Item 11 – Quantitative and qualitative disclosures about market risk” for an analysis of the debt we have subject to variable interest rates.

Back to Contents

•	Net exchange gains of US$6.6 million during 2003 as compared to net exchange losses of US$3.5 million during 2002. This was mainly due to the 21% appreciation of the Euro against the U.S. dollar.

•	The item others increased from a net loss of US$1.0 million in the year 2002 to a net loss of US$8.9 million in the year 2003. This item includes expenses related to the write off certain capital expenditure projects.

Income Taxes

Income taxes reached US$16.0 million in 2003 resulting in an effective consolidated tax rate of 24.3%, as compared to income taxes of US$10.6 million in 2002 for an effective consolidated tax rate of 20.0%. In accordance with Chilean law, SQM and each of its subsidiaries computes and pays taxes on an individual basis and not on a consolidated basis. We had tax loss carry-forwards of US$62.6 million at December 31, 2003, the majority of which have no expiration dates and are expected to be utilized in the future.

Income taxes applied to companies in Chile were 16.5 % during 2003. Income tax will be raised during 2004 to a new tax rate of 17%.

The 51% increase in income taxes is mainly due to the increase in our net profits. Most of the 2003 tax provision relates to deferred tax provision, which is determined in accordance with Chilean GAAP.

For a more detailed analysis of income taxes and deferred taxes see note 14 to the Financial Statements

Results of Operations – 2002 compared to 2001

During 2002, we generated total sales in an amount of US$553.8 million, which is 5.2% higher than the US$526.4 million recorded for the year 2001.

The main factors that explain the revenues increase and the operational variations in the different business lines are the following:

Back to Contents

Specialty Fertilizers

Revenues for specialty fertilizers for the year 2002 reached US$ 281.4 million, US$22.3 million higher than the US$ 259.1 million of 2001.

		Year 2002	Year 2001	Δ2002/2001

Sodium nitrate	Th. Ton	59.5	63.1	(3.6)	(6)%
Potassium nitrate and sodium potassium nitrate	Th. Ton	558.6	544.8	13.8	3%
Blended and other specialty fertilizers*	Th. Ton	276.6	241.8	34.8	14%

Potassium sulfate	Th. Ton	161.0	156.6	4.4	3%

Revenues Specialty Fertilizers	MUS$	281.4	259.1	22.3	9%

(*) Includes Blended Fertilizers, Yara International Specialty Fertilizers and Other Specialty Fertilizers. Yara International Specialty Fertilizer sales for the year 2002 reached approximately US$ 15 million.

Higher revenues obtained during the year are mainly explained by:

•	Significant increase in sales volumes of potassium related products to the Latin American markets.

•	Increase in potassium nitrate sales to the USA as a consequence of the TRI plant closure, and an increase in soluble potassium nitrate sales to Europe. These increases were partially offset by lower sales of potassium nitrate to China compared to the previous year.

•	Higher sales of Yara International ASA’s calcium nitrate and other specialty fertilizers, mainly related to the startup of distribution operations contemplated on the SQM – Yara International ASA commercial agreement.

•	Slight increase in potassium sulfate and boron fertilizer sales.

During 2002, this business line experienced a significant reduction in production costs resulting from the various cost reduction initiatives implemented during 2001 and an increase in volume sales, as shown in the table above. This was partially offset by a 1% reduction on sales prices during the year compared to the prices observed for 2001.

On November 12, 2002, we signed a contract with PCS pursuant to which we agreed to buy from PCS 8,000 metric tons per month of potassium nitrate for a period of 14 months. The main benefits of this operation were related to the logistics and commercial synergies that we obtained due to the increase in sales volumes of potassium nitrate. During 2002, we supplied PCS potassium chloride, a raw material in the production of potassium nitrate.

Back to Contents

Iodine and derivatives

Revenues for iodine and iodine derivatives for 2002 reached US$ 84.1 million, approximately 3.4% higher than the US$ 81.4 million obtained during the previous year.

		Year 2002	Year 2001	Δ2002/2001

Iodine and derivatives	Th. Ton	6.4	5.6	0.8	14%

Revenues Iodine and derivatives	MUS$	84.1	81.4	2.7	3%

Average sales prices for the year 2002 fell by approximately U.S. $1.4 per kilogram compared to the year 2001. However, we were able to recover market share and benefit from the growth of the world market and lower production costs and the sales volume increase for the period partially offset the negative effect of lower sales prices.

Lithium and derivatives

Revenues for lithium and lithium derivatives for 2002 reached US$ 37.3 million, similar to the US$ 37.0 million obtained during the year 2001.

		Year 2002	Year 2001	Δ2002/2001

Lithium carbonate and derivatives	Th. Ton	22.3	21.7	0.6	3%

Revenues Lithium and derivatives	MUS$	37.3	37.0	0.3	1%

The increase in revenues observed during the fourth quarter allowed us to recover the lower sales observed up to September 2002. Contributing to the increase in sales observed during the fourth quarter is the increase in lithium hydroxide sales, of which we acquired at the end of the third quarter an 18 million lbs stockpile in the U.S.

Continuing with the 2001 trend, sales prices for the year 2002 were approximately 5% higher than the sales prices of the previous year.

Back to Contents

Industrial Chemicals

Revenues for industrial chemicals for the year 2002 reached US$ 70.8 million, slightly higher than the US$ 69.6 million obtained during the year 2001.

		Year 2002	Year 2001	Δ2002/2001

Industrial nitrates	Th. Ton	187.3	187.0	0.3	0%
Sodium sulfate	Th. Ton	63.2	66.7	(3.5)	(5)%
Boric acid	Th. Ton	11.3	13.9	(2.6)	(19)%

Revenues Industrial Chemicals	MUS$	70.8	69.6	1.2	2%

Industrial chemicals were benefited by lower production costs and a general price increase of approximately 4%

Potassium Chloride (KCl)

Potassium chloride revenues for the year 2002 reached US$ 38.2 million, higher than the US$ 36.5 million obtained during the previous year.

		Year 2002	Year 2001	Δ2002/2001

Potassium Chloride	Th. Ton	286.0	262.9	23.1	9%

Revenues Potassium Chloride	MUS$	38.2	36.5	1.7	5%

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

The lower costs realized during 2002 reflect the reorganization of our Company and different changes implemented during the year 2001. Additionally, the improvements in the production processes and the devaluation of the Chilean peso against the U.S. dollar further reduced production costs.

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

Although there is an increase in the total SG&A compared to the year 2001, there are certain items that where not included in the 2001 SG&A that should be considered when comparing the figures of 2002 and 2001.

•	The addition of two commercial affiliates, in Italy and in Mexico, in 2002 increased our consolidated SG&A by approximately US$2.3 million.

Operating Income

As a result of the factors described above, operating income increased 12.2% to US$82.7 million in 2002 from US$73.7 million in 2001.

Non-Operating Results (net)

The principal components of our non-operating results were as follows:

	Year ended December 31,
(in millions of US$)	2002	2001

Net financial income (expense) (1)	(25.5)	(29.5)
Exchange gain (loss)	(3.5)	(3.1)
Others	(1.0)	3.4

Total Non-Operating	(30.0)	(29.2)

(1) Net of capitalized interests. During the years 2002 and 2001, the company capitalized interests in the amount of US$1.9 million and US$2.4 million respectively.

During 2002, we had non-operating expenses amounting to US$30.0 million compared to US$29.2 million in 2001. The main variations in the non-operating income were the following:

•	During the first quarter of 2001 a non-operating profit of US$4 million was reflected due to the sale of certain non-essential mining rights.

•	Net financial expenses decreased from US$29.5 million in 2001 to US$25.5 million in 2002. The reduction in net financial debt by approximately US$ 63 million during 2002, along with lower interest rates, translated in a significant reduction in financial expenses.

•	The income derived from the 14.05% stake in the cement Chilean company Empresas Melón S.A., increased from US$1.3 million in 2001 to US$3.0 million in 2002.

Back to Contents

Income Taxes

Income taxes reached US$10.6 million in 2002 resulting in an effective consolidated tax rate of 20.0%, as compared to income taxes of US$7.5 million in 2001 for an effective consolidated tax rate of 16.9%. In accordance with Chilean law, SQM and each of its subsidiaries computes and pays taxes on an individual basis and not on a consolidated basis. We had tax loss carry-forwards of US$97.5 million at December 31, 2002, the majority of which have no expiration dates and are expected to be utilized in the future.

Income taxes applied to companies in Chile were 16 % during 2002.

Net Income

As a result of the factors described above, net income increased 33.6% to US$40.2 million in 2002 from US$30.1 million in 2001.

FOREIGN EXCHANGE RATES – INFLATION

As noted above, the U.S. dollar is the primary currency in which we operate. Nevertheless, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-dollar currencies. During 2003 we had net foreign exchange gains caused mainly by Euro appreciation. Since the positive Euro difference between assets and liabilities was hedged through Euro-Puts the increase of 21,5% in the exchange difference was almost completely absorbed by us. In the same way, the Chilean peso scenario was quite similar due to its strong appreciation of 17,5% and given that we had more assets than liabilities in Chilean pesos.

We also have a portion of our expenses in Chilean pesos and UF, which are partially offset by revenues denominated in Chilean pesos and UF. If the peso devaluation is higher than inflation, the process of translating these amounts to U.S. dollars will result in lower values in U.S. dollars, thereby generating exchange differences: 1) gains related to Chilean peso and UF denominated expenses, and 2) losses associated to Chilean peso and UF denominated revenues in the Chilean GAAP Consolidated Financial Statements. If inflation is higher than the rate of devaluation the opposite would occur. The net impact of price level adjustments to non-monetary assets and liabilities and equity for those subsidiaries which maintain their accounting records in Chilean pesos is also presented in the Chilean GAAP financial statements as part of the net foreign exchange gains and losses and is affected by the level of inflation in Chile. Although other income statement accounts are not affected by monetary correction adjustments, operating expenses that are denominated in UF or are linked to inflation in some manner will increase in U.S. dollar denominated Chilean financial statements if inflation exceeds devaluation.

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates. There is no assurance that SQM will be able to maintain prices of products sold in Chile at a constant U.S. dollar level if devaluation exceeds inflation.

Back to Contents

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2003 and 2002:

	2003	2002
	Th US$	Th US$
Chilean pesos	130,046	70,878
Brazilian real	1,605	2,028
Euro	54,474	42,063
Japanese yen	2,314	1,475
Mexican pesos	17,688	13,896
South African rand	6,380	0
Other currencies	548	1,120

The main reason for the increase in net monetary assets and liabilities in Chilean pesos is due to the 17% appreciation of the Chilean peso against the US dollar, which at the close of 2002 was 718,61 Ch$/US$ and at the close of 2003 was 593,80 Ch$/US$. This difference had as a result the increase of the US dollar value of the Chilean peso net monetary assets and liabilities which was reinforced by the addition of new assets in Chile with the acquisition of Norsk Hydro Chile during April 2003.

The prospects and results of operations of SQM could be adversely affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

U.S. GAAP RECONCILIATION

The principal differences between Chilean GAAP and U.S. GAAP as they relate to our Company are (i) the elimination of the effects of a reappraisal of fixed assets undertaken in 1988, (ii) the effect of monetary correction and the treatment of foreign currency translation gains and losses, (iii) the accounting for derivative contracts, (iv) the treatment of the investment in Empresas Melón S.A., (v) the treatment of companies in development stage, (vi) the accounting for staff severance indemnities, and (vii) the elimination of complementary accounts in deferred taxes. For further details of these differences between Chilean GAAP and U.S. GAAP, see Note 27 to the Consolidated Financial Statements.

Net income under U.S. GAAP for 2003, 2002 and 2001 was US$57.8 million, US$46.9 million and US$24.4 million, respectively, as compared to that reported under Chilean GAAP of US$46.8 million, US$40.2 million and US$30.1 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2003 and 2002 was US$794.7 million and US$747.3 million, respectively, compared to that reported under Chilean GAAP of US$890.0 million and US$849.7 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

We operate a capital-intensive business that requires significant investments in revenue-producing assets. Our growth strategy has included the purchase of production facilities and equipment and has also entailed the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash provided by operating activities, corporate borrowing under credit facilities, issuance of debt securities and increases in capital.

Back to Contents

Our working capital, calculated as the sum of accounts receivable, accounts receivable from related companies and inventories, increased over the past year to US$428.4 million as of December 31, 2003 from US$384.9 million as of December 31, 2002. The main reason for this was

i)	the increase in inventories related to Other Products, mainly due to the new trading operations related to the acquisition of Norsk Hydro Chile S.A. and by the consolidation of Fertilizantes Olmeca S.A. de C.V. in Mexico
ii)	the increase of account receivables related to the increase in sales

The current ratio decreased from 4.94:1 as of December 31, 2002 to 3.68:1 as of December 31, 2003 due to an increase in short term borrowings.

As of December 31, 2003, we had total debt (short-term borrowings, current portion of long-term bank debt, long term bank debt and sundry creditors) of US$324.1 million, as compared to total debt of US$350.2 million as of December 31, 2002. Of the total debt of US$324.1 million at December 31, 2003, US$62.0 million was short-term debt plus the current portion of long-term bank debt. Of the total debt of US$350.2 million at December 31, 2002, US$23.4 million was short-term debt plus the current portion of long-term bank debt. All of our long-term bank debt (including the current portion) as of December 31, 2003 was denominated in U.S. dollars. The following table sets forth the maturities of our long-term bank debt:

Years	Amount (millions of US$)

2005	30.0
2006	230.0

On December 2002, we renegotiated an older syndicated loan into another of US$60 million at an interest rate of LIBOR + 1.00% (2.226% at December 31, 2003). During 2003, we prepaid in full the US$80 million syndicated loan. Under the terms of the current facility, we must comply with certain financial ratios. In particular, we must maintain a ratio of debt to total capitalization (measured as interest indebtedness to interest indebtedness plus shareholder’s equity) of less than 0.45:1 and a maximum level of short term-debt interest indebtedness (for this purpose only short-term interest indebtedness of SQM and certain subsidiaries is considered) to current assets of 0.30:1. As of December 31, 2003, we were in compliance with these ratios. In addition, we borrowed US$200 million in September 1996, which is due in 2006 and bears interest at a fixed rate of 7.7%.

Several proposals for the refinancing of our long-term debt are being reviewed from public and private debt markets as well as from the equity markets, all of which are being currently evaluated by our management. We believe we face no significant refinancing risk considering our current financial structure.

We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

As of December 31, 2003, we had US$69.5 million of cash and cash equivalents, including marketable securities (See Note 2e to the Consolidated Financial Statements as of December 31, 2003). In addition, as of December 31, 2003, we had unused credit lines amounting to approximately US$307 million.

Shareholders' equity increased from US$849.7 million in 2002 to US$890.0 million in 2003. Our ratio of total liabilities to equity (including minority interest) decreased from 0.56:1 to 0.53:1 due to both the slight reduction of our consolidated debt and the mentioned increase in equity.

Back to Contents

Our capital expenditures in 2003 amounted to US$57.4 million, of which US$44.4 million corresponded to additions to property, plant and equipment, including capitalized interest.

For a description of the items included in our capital expenditures in previous years as well as future plans, see “Item 4 – Information on the company – Capital expenditure program”.

We believe that cash flow generated by internal operations, cash balances and available credit lines, will enable us to meet our working capital, capital expenditure and debt services requirements for 2004, 2005 and 2006.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

One of the main objectives of our Research and Development team consists of developing new processes and products in order to maximize the returns obtained from the resources that we exploit. The areas of research cover topics such as chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products. This unit, which depends on the GIDMA (Research, Development and Environmental Department), provides technical advice to production, quality and commercial areas.

Our research and development activities are conducted principally at its Antofagasta Research and Development Center. The Center has a total staff of 23 people, including 4 Ph.D.’s and 8 professionals in the fields of engineering and chemistry conducting research on various projects. Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications, (iii) development of new uses for current products, (iv) development of new products and (v) improvement of technical customer service.

For the years ended December 31, 2003, 2002 and 2001, we spent approximately US$1.4 million, US$2.0 million and US$2.2 million respectively, on research and development activities.

Our research and development activities have been instrumental in improving our production processes and developing new products. As a result of research and development activities new methods of extraction and finishing have been developed, including methods for heap leaching nitrates and a method to produce mono-granular blends of fertilizers that permit the incorporation of different nutrients (including micro-nutrients) into one grain. In recent years, we have also been focusing on the development of processes for lithium compounds coming out of the brines from the Atacama Salar.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the U.S. and Chile, and other countries when necessary.

TREND INFORMATION

After three years of a downward trend, iodine prices started to recover in 2003 , showing increases during last quarter 2003, and this trend is forecasted to continue during 2004. The change in the trend was due to the sustained growth in demand over the last years whereas production has only increased marginally, as most of the producers are operating close to their full capacities.

As the lithium carbonate demand increase observed in the last years is expected to continue, mostly driven for its use in lithium batteries, further price recovery is forecasted in the short run.

Back to Contents

Potassium nitrate and sodium potassium nitrate sales volumes increased by approximately 20% from 2002 to 2003 but for 2004 sales are expected to be in the same range or slightly less. Nevertheless, prices showed an increase during 2003 and this trend is expected to continue during 2004.

Sodium nitrate production for 2004 is expected to decrease subsequent to the past ten years’ trend. This trend is related to the use of sodium nitrate as raw material for some specialty fertilizers such as potassium nitrate and other specialty fertilizer blends, whose sales are expected to increase in the years to come. Additionally, and similar to potassium nitrate, prices are expected to continue increasing during 2004.

For further information please refer to the discussions throughout Items 4 and 5 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to our Company.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our material expected obligations and commitments as of December 31, 2003:

		Less Than	1 – 3	3 – 5	More Than
	Total	1 year	years	years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Long- and Short-Term Debt	321,988	61,988	260,000	—	—
Capital lease obligations	1,325	173	287	338	527
Operating leases	86,436	3,967	6,120	6,120	70,229
Purchase of permanent investments	2,022	1,086	936	—	—
Purchase commitments	61,016	61,016	—	—	—
Staff severance indemnities	10,127	—	—	—	10,127
Other liabilities	11,137	11,137	—	—	—

Total Contractual Obligations and Commitments	494,051	139,367	267,343	6,458	80,883

Back to Contents

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

We are managed by our executive officers under the direction of our Board, which in accordance with the Company’s By-laws, must consist of eight directors who are elected at the annual ordinary shareholders' meeting. The Board consists of seven members elected by shareholders of the Series A shares, and one member elected by shareholders of the Series B shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders meeting. Cumulative voting is allowed for the election of directors. The current Board of Directors was elected on April 30, 2003. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month; extraordinary meetings are called by the Chairman, when requested by the director elected by holders of the Series B shares, when requested by any other director with the assent of the Chairman or when requested by an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

Our directors and executive officers as of May 30, 2004 are as follows:

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

Back to Contents

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
Mr. Milstein is a Mechanical Engineer from the Israeli Technical Institute at Haifa, Israel. In the past, he was Chief Executive Officer of Indian Ocean Fertilizers in South Africa, CEO of Negev Star, from the ICL Group in Israel, and CEO of Edom from the ICL Group in Israel. Currently, Mr. Milstein is Chief Executive Officer of Inversiones RAC Chile Limitada and chief executive officer of Rotem do Brasil at Sao Paulo, Brazil.

José Antonio Silva B.	Director	December 2001
Mr. Silva is a lawyer from the Pontificia Universidad Católica de Chile and holds a master degree in law at Harvard Law School. Currently, he is Senior partner of the Chilean law firm Silva, Rencoret, Schultz & Lehuedé Abogados.

Kendrick T. Wallace	Director	December 2001
Mr. Wallace is a lawyer who graduated from the Harvard Law School. He is now Senior Vice President and General Counsel of Yara International ASA in Oslo, Norway. Prior to the demerger of Yara International ASA from Norsk Hydro ASA, he was the chief legal counsel for Norsk Hydro ASA for North and South America in Tampa, Florida. Before that he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri. Mr. Wallace is on the Board of Directors of Adubos Trevo S.A. in Brasil and of a number of subsidiaries of Yara International ASA in North and South America. He is also on the Board of Directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A.

Back to Contents

Executive Officers
Name	Position	Current position held since

Patricio Contesse G. (1)	Chief Executive Officer	March 1990
Mr. Contesse is a Forestry Engineer from the Universidad de Chile. He joined the Company in 1981 as CEO, a position he held until 1982 and, again, in 1988. In the past, he was CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A. He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile. Mr. Contesse is also a member of the Board of Soquimich Comercial.

Patricio de Solminihac T. (1)	Chief Operating Officer and Executive Vice President	January 2000
Mr. de Solminihac is a Chemical Engineer from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined the Company in 1988 as Business Development Vice President. In 1989 he became General Manager and later on he became Vice Chairman of the Board of SQM, a position he held from 1989 through January 2000. Mr. de Solminihac was Country Manager for Raychem Corporation and currently he is a member of the Board of Empresas Melón S.A. and Vecta S.A. Mr. de Solminihac is also a member of the Board of Soquimich Comercial.

Matías Astaburuaga S. (1)	General Counsel	February 1989
Mr. Astaburuaga is a lawyer from the Pontificia Universidad Católica de Chile. He joined the Company in 1989. Before that, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region. Mr. Astaburuaga is currently a member of the Board of Sociedad Nacional de Minería.

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
Mr. Ponce is a Mechanical Engineer from the Universidad Católica de Valparaíso. He joined the Company in 1981 as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. In the past he was member of the Board of IANSA and currently he is a member of the board of Cerámicas Florencia S.A. Mr. Ponce is also a member of the Board of Soquimich Comercial. He is the brother of Julio Ponce.

Carlos Nakousi S. (1)	Operations Senior Vice President	May 2003
Mr. Nakousi is an Industrial Engineer from the Pontificia Universidad Católica de Chile and a Harvard Business School alumni, after completing the Advanced Management Program during 2002. He joined the Company in 1989 as Head of Process Development. He became Deputy Development Manager in 1993, Development Manager of SQM Salar S.A. in 1995, and Senior Vice President Salar Operations of SQM in 1999.

Maurice Le-Fort R. (1)	Project Engineering Senior Vice President	May 2003
Mr. Le Fort is a Structural Civil Engineer from the Pontificia Universidad Católica de Chile. He joined the Company in 1994 as Salar Project Manager. He became Cementos de Chile S.A. Project Manager in 1997, Nitrate Operations Manager in 1998, and Senior Vice President Nitrate and Iodine Operations in 1999.

Camila Merino C. (1)	Human Resources and Administration Senior Vice President	March 2001
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

(1) Each of these directors and officers beneficially own less than one percent of the Company’s shares, except for Mr. Julio Ponce whose ownership interest in SQM is explained elsewhere in this document

Back to Contents

COMPENSATION

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

During 2003, the total compensation paid to each of our directors under the foregoing was as follows:

Chilean pesos (million)
Julio Ponce L.	300.3
Hernán Buchi B.	10.9
Avi Milstein	24.4
Kendrick T. Wallace	10.9
Wayne R. Brownlee	29.4
José Antonio Silva B.	18.3
José María Eyzaguirre B.	10.9
Daniel Yarur E.(1)	6.8
Roberto Izquierdo M. (2)	4.7
Total	416.7
(1)	Mr. Yarur became member of the Board on April 30, 2003.
(2)	Mr. Izquierdo ceased in his functions as member of the Board on April 30, 2003.

For the year ended December 31, 2003, the aggregate compensation paid to our 71 main executives based in Chile was approximately Ch$4,947.0 million. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual executive officers.

We do not maintain any pension or retirement programs for the members of the Board or our officers in Chile.

BOARD PRACTICES

The date of expiration of the term of the current Board of Directors is April 2006. The contracts of our executive officers are indefinite.

The members of the Board are remunerated in accordance with the information provided above. There exist no contracts between SQM and the members of the Board providing for benefits upon termination of their term.

We have a Directors’ Committee of 3 Directors: Wayne R. Brownlee, Avi Milstein and José Antonio Silva B. This Committee operates in accordance with article 50 bis of Law Number 18.046, which provides that the Committee shall:
a)	Examine and issue an opinion regarding the external auditor’s report and financial statements prior to its final presentation for approval at the General Shareholders Meeting
b)	Propose to the Board of Directors the external auditors and the rating agencies that will be presented to the General Shareholders Meeting
c)	Examine and elaborate a report concerning the operations covered by articles 44 and 89 of Law Number 18.046
d)	Examine the remuneration and compensation plans of the senior management

Back to Contents

Article 50 bis states that the Committee consists of three directors, of which the majority must be independent from the controller, if any, and their functions are to be remunerated. On April 30, 2004, the General Shareholders Meeting agreed to pay a remuneration of UF50 per director per month, independently of the number of meetings of the Committee for the period between May 2003 and April 2004, both included. This remuneration is independent from their compensation as Directors of the Board. On that same meeting, an operational budget for the Committee of UF1,800 was approved.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting

COMPARATIVE SUMMARY OF DIFFERENCES IN CORPORATE GOVERNANCE STANDARDS

The following table provides a comparative summary of differences in corporate governance practices followed by us under our home-country rules and those applicable to U.S. domestic issuers pursuant to Section 303A of the New York Stock Exchange (NYSE) Listed Company Manual.

Section	NYSE Standards	SQM practices pursuant to Chilean regulations

303A.01	The majority of the listed company directors must be independent.	There is no legal obligation to have a board of directors integrated by a majority of independent members.

303A.02	Independence Test	It is understood that a Director, member of the Directors Committee, is independent when, he would have been elected even after subtracting the votes coming from the controlling shareholder and persons related to the latter.

303A.03	Non-management directors must meet at regularly scheduled executive sessions without management.	These meetings are not needed given the legal incompatibility to simultaneously perform the roles of director and executive officer

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, and must have a written charter.	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors Committee (see Board practices above)

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors Committee (see Board practices above) that is in charge of reviewing management’s compensation

303A.06 303A.07	Listed companies must have an audit committee with a minimum of three members, certain requirements of independence and a written charter.	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors Committee (see Board practices above) with certain requirements of independence

Back to Contents

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans involving directors, executives, employees, or other service providers.	SQM does not contemplate within its remuneration policies, the assignation of Company shares. Directors and executives may only acquire SQM shares by their own initiative, which in turn must be duly notified by the purchaser to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is approved by the annual meeting of shareholders pursuant to applicable law.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees.	Not contemplated in the Chilean regulations. SQM has adopted and disclosed a Code of business Conduct and ethics, available at the company’s website www.sqm.com.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Not contemplated in the Chilean regulations. The CEO must only comply with letter (b) of this section, referring to the obligation upon the CEO to notify if any material and relevant NON-fulfillment exists in relation to section 303A

EMPLOYEES

As of December 31, 2003, we had 3,455 permanent employees, of whom 301 were employed outside of Chile. The average tenure of our full time employees is approximately 9.2 years.

Of our permanent employees in Chile, 73% are represented by 31 labor unions, which represent their members in collective bargaining negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective bargaining agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada, (Isapre Norte Grande), which is a health maintenance organization that provides medical services primarily to our employees. We make specified contributions to Isapre Norte Grande in accordance with Chilean laws and the provisions of our various collective bargaining agreements but is not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by us.

We provide housing and other facilities and services for employees and their families at the María Elena site.

Back to Contents

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones, (AFP). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees.

We have experienced no strikes or significant work stoppages in the last ten years and consider the relationship with our employees to be good.

Recent legislation to reform Chilean Labor Law has amended several articles of Employment Law Number 19.759. The following amendments are the most relevant to the Company:

i)	Article 22 was amended to reduce the hours in a working week from 48 to 45, effective as of January 1, 2005. This amendment will affect certain work shifts, which we are modifying in order to comply with the new requirement.
ii)	Article 32 was modified with regard to overtime agreements. Accordingly, overtime is now permitted only in cases of temporary necessity or situations lasting not longer than 3 months. Such overtime agreements are renewable at the agreement of both parties. This new article became effective on December 1, 2001.
iii)	Article 38 now requires that a resting period (Sundays and legal holidays) shall be observed for at least during 2 Sundays each calendar month, effective as of December, 2001. This amendment affects our 6x1 shifts (6 days of work, 3-2-1 days off), and therefore we have arranged the work shifts to comply with the new article.

Other relevant articles affect the termination of contracts and severance payments of employees, hygiene and safety regulations, employee training and fines for infractions of the Employment Law. We have made and will make the necessary modifications in order to fully comply with the Law.

We expect that the modifications resulting from the compliance to Law Number 19.759 will not materially affect our results and operations.

SHARE OWNERSHIP

We have been informed that as of May 31, 2004, Mr. Julio Ponce L. and related parties exercised control over 100% of the shares of Inversiones SQ Holding S.A., which, in turn, is the beneficial owner of 51% of the shares of SQNH S.A. Additionally, Yara Internatinoal ASA is the beneficial owner of 49% of the shares of SQNH S.A. As of May 31, 2004, SQNH S.A. exercised control over 89.5% of the shares of Norte Grande S.A., which, in turn, exercised control over 77.8% of the shares of Sociedad de Inversiones Oro Blanco S.A., which, in turn, exercised control over 66.7% of the shares of Sociedad de Inversiones Pampa Calichera S.A. The latter is, in turn, the beneficial owner of 20.8% of the shares of Sociedad Química y Minera de Chile S.A. (18.1% directly and 2.7% through its affiliate, Global Mining Investments (Chile) S.A.).

We have also been informed that Potash Corporation of Saskatchewan, Inc., a Canadian corporation, is the beneficial owner of 20.4% of the shares of Sociedad Química y Minera de Chile S.A.

No other director or executive officer owns more than 1% of each share class of the Company’s stock and individual ownership has not been publicly disclosed. The aggregate figures are disclosed below.

Back to Contents

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of May 31, 2004 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares and with respect to all of our directors and executives officers as a group. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or SVS) and the Chilean Stock Exchange.

	Number of	%	Number of	%	% Total
	Series A	Series A	Series B	Series B	Shares
Shareholder	Shares Beneficially Owned	Shares	Shares Beneficially Owned	Shares

Inversiones El Boldo Limitada (1)	53,562,519	37.50%	—	0.00%	20.35%

Sociedad de Inversiones
Pampa Calichera S.A. (2)	46,434,256	32.51%	1,191,858	0.99%	18.10%

The Bank of New York	284,480	0.20%	27,515,350	22.86%	10.56%

Inversiones RAC Chile Ltd.	19,200,242	13.44%	2,699,773	2.24%	8.32%

A.F.P. Habitat S.A. (3)	4,677,042	3.27%	8,426,384	7.00%	4.98%

A.F.P. Provida S.A. (3)	2,323,197	1.63%	9,507,994	7.90%	4.50%

A.F.P. Santa Maria S.A. (3)	—	0.00%	8,424,199	7.00%	3.20%

Global Mining
Investments (Chile) S.A.(2)	7,123,076	4.99%	—	0.00%	2.71%

A.F.P. Cuprum S.A. (3)	—	0.00%	6,986,598	5.80%	2.65%

A.F.P. Summa Bansander S.A. (3)	92,447	0.06%	5,565,501	4.62%	2.15%

Directors and Executive
Officers as a group	17,026	0.01%	3,605,979	3.00%	1.38%

(1)	Potash Corporation of Saskatchewan Inc. is the beneficial owner of 100% of Inversiones el Boldo Limitada shares, being therefore the beneficial owner of 53,562,519 Series A shares, which represent 20.4% of the total shares of SQM.
(2)	Sociedad de Inversiones Pampa Calichera S.A. owns 100% of Global Mining Investments (Chile) S.A. shares, being therefore the beneficial owner of 53,557,332 Series A shares and 1,191,858 Series B shares, which represent 20.8% of the total shares of SQM.
(3)	A.F.P.’s are legal entities that manage pension funds and are the registered holders of Series A shares and Series B shares acquired with pension funds resources.

On October 24, 2001, Inversiones El Boldo Limitada. acquired 48,129,128 Series A shares, approximately a 33.7% of such series. These shares were sold mainly by Chilean institutional investors, among them AFPs. In transactions occurring in April and May 2002, Inversiones el Boldo Limitada purchased additional Series A shares in open market transactions on the Santiago Stock Exchange, reaching its current holding. Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Limitada, therefore being the beneficial owner of 53,562,519 series A shares, which represent 37.5% of the Series A shares or approximately 20.4% of the total shares of SQM.

Back to Contents

Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM, and it was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market. Approximately 69 of our employees are shareholders of Pampa Calichera, either directly or indirectly.

Oro Blanco is an open stock corporation whose shares are traded on the Santiago Stock Exchange and whose principal investment is Pampa Calichera’s capital stock. Norte Grande is an open stock corporation whose shares are traded on the Santiago Stock Exchange and whose principal investment is Oro Blanco’s capital stock. Mr. Julio Ponce, Chairman of the Board of Directors of the Company, together with Yara International ASA, have the power to direct the administration of Norte Grande and, as such, they exercise control and influence over the 53,557,332 Series A shares and 1,191,858 Series B shares owned by Pampa Calichera and Global Mining Investments (Chile) S.A. This is explained in Share Ownership above.

Inversiones RAC Chile Limitada, (RAC Chile) is a wholly owned subsidiary of Israel Chemicals Ltd.

Series A and Series B shares have the same economic rights (i.e. both Series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting whether ordinary or extraordinary. One share equals one vote, with the sole exception of the election of the Board of Directors, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this Series may call an ordinary or extraordinary Shareholders Meeting and the Director elected by this Series may request an extraordinary Board Meeting without the authorization of the Chairman of the Board. Maximum individual voting power per series is 37.5%. In addition, the Director elected by the Series B shares cannot vote in the election of the Chairman of the Board after a tie vote has occurred in the prior voting process. There are currently 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

RELATED PARTY TRANSACTIONS

Our material transactions during the last three fiscal years with our directors, officers, security holders and certain other related persons are as follows:

Article 89 of the Chilean Companies Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be implemented only after the same is approved by the Board of Directors under terms similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company, shareholders or interested third parties that suffer losses as a result of such violations. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

We further believe that we could obtain from third parties all raw materials now being provided by related parties. The provision of such raw materials by new suppliers could initially entail additional expenses. For additional information concerning our transactions with affiliates and other related parties, see Note 5 of the Consolidated Financial Statements as of December 31, 2003.

Back to Contents

INTERESTS OF EXPERTS AND COUNSEL
Not applicable

ITEM 8.      FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS
See item 18 Financial Statements

EXPORT SALES

We derive most of our revenues from sales outside of Chile. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2003	2002	2001

Foreign sales	534,651	440,257	417,737
Total sales	691,806	553,809	526,439

% of foreign sales	77.3	79.5	79.4

LEGAL PROCEEDINGS

We are party to certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material, other than the arbitration claims filed by SQM Salar S.A. against certain insurers and by the French companies Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS against our affiliates Soquimich European Holdings B.V. and SQM France S.A. for approximately Eur$30 million in alleged indemnifications caused by the termination of certain commercial agreements.

DIVIDEND POLICY

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders' Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit to the annual ordinary shareholders' meeting for approval the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy. Dividends are not price-level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined on a Chilean GAAP basis), unless and except to the extent it has a deficit in retained earnings.

Since 1990, our Board of Directors has followed a policy of paying a single dividend equal to approximately 50% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. Consistent with this policy, at the Annual Ordinary Shareholders' Meeting held on April 30, 2004, the shareholders approved a single dividend with respect of the business year 2003 of US$0.08811 per share, equal to 50% of the net income, before amortization of negative goodwill for that year, which was paid on May 12, 2004. The Board of Directors also reaffirmed for 2004 a dividend policy that authorizes distribution of cash dividends in an amount equal to 50% of our net income before amortization of negative goodwill for the year. The Board of Directors currently expects to recommend that such dividend be paid in a single distribution in May 2005.

Back to Contents

We generally declare dividends in U.S. dollars (but may declare dividends in Chilean Pesos), and pay such dividends in Chilean Pesos. If a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean Pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared.

Although the Board of Directors has no current plan to recommend a change in the dividend policy, the amount and timing for payment of dividends is subject to revision from time to time, depending upon our then-current level of sales, costs, cash flow and capital requirements, as well as market conditions. Accordingly, there can be no assurance as to the amount or timing of declaration or payment of dividends in the future. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information.

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

Year	Per Share	Per ADS
	US$	US$
2000	0.091	0.91
2001	0.051	0.51
2002	0.056	0.56
2003	0.076	0.76
2004	0.088	0.88

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

Back to Contents

ITEM 9.      THE OFFER AND THE LISTING

OFFER AND LISTING DETAILS

PRICE HISTORY

The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADSs as reported by the NYSE, as the two main Exchanges on which our shares are traded.

a) Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (2)				per ADS
	Series A		Series B (1)		Series A (3)		Series B (1)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
1999	1,930	1,300	2,000	1,380	40.00	26.00	42.56	28.00
2000	1,790	1,180	1,800	1,030	34.50	20.00	34.81	17.63
2001	1,940	1,310	1,635	1,150	28.55	22.60	24.20	16.00
2002	3,000	1,620	1,660	1,305	44.75	23.00	24.44	18.41
2003	3,050	1,630	2,995	1,580	47.10	22.00	46.26	21.60

b) Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (2)				per ADS
	Series A		Series B (1)		Series A (3)		Series B (1)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2002
First quarter	2,260	1,906	1,590	1,375	34.50	28.25	24.37	19.86
Second quarter	3,000	1,701	1,610	1,470	44.75	25.50	24.44	21.85
Third quarter	2,050	1,780	1,590	1,305	29.25	24.00	22.25	18.41
Fourth quarter	1,780	1,620	1,660	1,401	24.50	23.00	23.55	18.75

2003
First quarter	1,760	1,630	1,770	1,580	24.40	22.00	24.06	21.60
Second quarter	2,200	1,750	1,910	1,720	31.94	24.00	26.91	24.00
Third quarter	2,700	2,000	2,650	2,020	39.80	29.50	40.00	28.93
Fourth quarter	3,050	2,478	2,995	2,400	47.10	40.00	46.26	39.67

2004
First quarter	2,500	2,350	2,610	2,229	43.99	40.25	44.10	37.25
Second quarter (through May 15)	2,500	2,380	2,520	2,160	42.75	37.05	41.10	32.98

Back to Contents

c) Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (2)				per ADS
	Series A		Series B (1)		Series A (3)		Series B (1)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2003	2,645	2,580	2,670	2,400	43.75	42.35	44.10	40.22
January 2004	2,505	2,350	2,460	2,334	43.90	41.75	43.30	39.68
February 2004	2,500	2,450	2,550	2,229	43.75	40.25	43.29	38.24
March 2004	2,620	2,550	2,610	2,310	43.99	42.75	44.10	37.25
April 2004	2,585	2,500	2,520	2,250	42.75	41.00	41.10	35.50
May 2004 (up to the 15th)	2,500	2,380	2,300	2,160	38.40	37.50	37.01	32.98

(1)	Series B shares began trading on the Santiago Stock Exchange and New York Stock Exchange on September 1993.
(2)	Pesos per share of Common Stock reflect nominal price at trade date.
(3)	Series A shares started trading in the New York Stock Exchange in April 9, 1999.

As of May 31, 2004, there were 28,448 Series A and 2,751,535 Series B ADSs (equivalent to 284,480 Series A shares and 27,515,350 Series B shares respectively) outstanding held by 4 holders of record for Series A ADSs and 10 holders of record for the Series B ADSs. Such ADSs represented approximately at such date 10.6% of the total number of issued and outstanding shares of our Company.

PLAN OF DISTRIBUTION
Not Applicable

MARKETS

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange), and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). Also both series are traded on the New York Stock Exchange, (NYSE), the series B since September 21, 1993 and the series A since April 9, 1999 in the form of ADSs, each representing 10 Series B and 10 Series A shares respectively. The Bank of New York, (the Depositary) is the Depositary of both Series.

SELLING SHAREHOLDERS
Not Applicable

DILLUTION
Not Applicable

EXPENSES OF THE ISSUE
Not Applicable

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL
Not Applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate purposes

SQM, headquartered at El Trovador Number 4285, Piso 6, Santiago, Chile, is an open stock corporation (sociedad anónima, S.A.) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 Number 1.992.

Our specific purposes, which appear on article 4 of its Corporate By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agroindustrial and farm forestry activities, in any way; (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estates; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. The Company may comply with the foregoing acting by itself or through or with other different legal entities or natural persons, within the country or abroad, with properties of its own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, it may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Back to Contents

Directors
The Corporate By-laws, in its articles 16 and 16 bis, basically establishes that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 44 and 136 of Law Number 18.046 and the applicable regulations of such Law. Notwithstanding the above, the said operations must be approved by two thirds of the Board of Directors.

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

As stated in article 9 of the Corporate By-laws, the possession of shares is not a necessary condition to become a Director of our Company.

Shares
Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. Corporate By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Fire Department.

Article 5 of the Corporate By-laws establishes that Series B shares may in no case exceed fifty percent of our issued, outstanding and paid shares and have a restricted right to vote as they can only elect one Director of the Company, regardless of its capital stock's share and the preferences of -i- calling to an Ordinary or Extraordinary Shareholders Meeting when the shareholders of at least 5% of Series B issued shares request so and -ii- call an Extraordinary Board of Directors Meeting without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis establish that in General Shareholders Meetings each shareholder will have a right to one vote for each share he owns or represents and that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than thirty seven point five percent of the outstanding shares with right to vote of each Series.

Each Series A Share and Series B Share is entitled to share equally in any dividends declared on the outstanding shares of SQM.

Article 5 bis of the Corporate By-laws establishes that no person may directly or by means of third related persons, state-owned companies, decentralized, autonomous, municipal, or other institutions, concentrate more than thirty two percent of our total shares with right to vote.

The only way to change the rights of the holders of our shares is by modifying the By-laws, operation that can only be carried out by an Extraordinary Shareholders Meeting, as it is established in article 28 of the Corporate By-laws.

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

Foreign shareholders
There exists no restriction to our Company’s share concentration, or to the exercise of the related right to vote, by local or foreign shareholders other than those discussed under ‘Shares’ above

Change in Control
Our Corporate By-laws provide that no shareholder may concentrate more than thirty two percent of our shares, unless the by-laws are modified at an extraordinary shareholders meeting. Moreover, on December 12, 2000, the government published the Ley de Oferta Pública de Acciones (Public Share Offering law) or (OPA law) that seeks to protect the interests of minority shareholders of open stock corporations in operations involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law addresses those operations in which the controlling party would receive a premium price over its shares with a material difference against the price that will be received by the minority shareholders.

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

Disclosure of share ownership
The Corporate By-laws do not provide for a minimum threshold at which share ownership must be disclosed

MATERIAL CONTRACTS

As mentioned elsewhere in this document, we connected our productive facilities in the north of Chile to the SING power grid with the purpose of reducing our power generation related costs. As a result, we entered into two long term supply contracts with two electric power companies: Electroandina S.A. and Norgener S.A. Additionally, we replaced the fuel oil used in heat generation and in fusion processes by connecting our facilities to international natural gas pipelines, for which there is also a long term supply contract. We believe that the terms and conditions of these contracts are standard for the industry.

Back to Contents

The following table sets forth the terms and conditions of the main contracts:

Contract Description	Due Date	Company
Days in AdvanceTermination Notice
Anticipated Termination

50 & 60 HZ Electrical Energy Supply	February 12, 2009	ELECTROANDINA S.A.
180
Termination subject to payment of Non Amortized Investments

Electricity Supply	July 31, 2017	NORGENER S.A.
180
Fine for unreceived Income

50 HZ Electrical Energy Supply	January 31, 2013	NORGENER S.A.
360
Termination subject to payment of Non Amortized Investments

Natural Gas Supply	May 21, 2011	DISTRINOR S.A.
180
Termination subject to payment of Non Amortized Investments

In addition, our Company, during the normal course of business, has entered into different contracts –some of which have been described herein– related to its production, commercial and legal operations. All of these contracts are standard for this type of industry and none of them is expected to have a material effect on the Company’s results of operations.

EXCHANGE CONTROLS

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law Number 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law Number 18840 of October 1989. The Central Bank Act is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified.

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A ‘Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales’ or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Foreign Investment Contract” was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI”, which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean Pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series A or B shares or Series A or B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series A and Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Back to Contents

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or not domiciled in Chile who withdraws Series A or Series B shares upon delivery of ADRs (such Series A and Series B shares being referred to herein as "Withdrawn shares”) access to the Formal Exchange Market to convert Chilean Pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of Series A and Series B shares represented by ADSs or Withdrawn shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Series A and Series B shares represented by ADSs or Withdrawn shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.

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

Chapter XXVI and the Foreign Investment Contract provided that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series A shares and/or Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean Pesos on the same date and has 5 banking business days within which to invest in Series A shares and/or Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series A shares and/or Series B shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into pesos. Series A shares and/or Series B shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADRs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series A shares and/or Series B shares.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract will provide that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

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

Back to Contents

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADR’s by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile’s Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600.

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

The Central Bank must be informed of any incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside of Chile. As of December 31, 2003, we had two long-term loans outstanding obtained in the international markets (a US$60 million syndicated loan and a Rule 144-A of US$200 million)

The Central bank authorized our two long-term loans. Accordingly, all purchases of U.S. dollars in connection with payments on these loans will occur in the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect of the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

TAXATION

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in the ADRs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (a "foreign holder”. This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

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

Back to Contents

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the "Withholding Tax”. If the Company has paid corporate income tax, the "First Category Tax”, on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid,

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) – (First Category Tax effective rate)
1 – (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. From 1992 through 1997, the Company paid First Category Tax at an effective rate below the 15% statutory rate. The effective rate of the Withholding Tax on dividends paid from income attributable to those years therefore will be higher. During the years 1999 and 2000 the Company distributed dividends from income qualified under Chilean law as non-taxable, which is why the Company did not withhold any taxes. The dividends distributed by the Company corresponding to the business year 2003 were dividends considered taxable, and the total tax retention rate was approximately 33%.

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADR outside Chile will not be subject to Chilean taxation . The deposit and withdrawal of the shares in exchange for ADSs will not be subject to any Chilean taxes.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local exchange, in other authorized stock exchanges, or within the process of a public tender of common shares governed by the Chilean Securities Market Act. The common shares must also have been acquired either in a stock exchange , within the referred process of a public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Common shares are considered to have a high presence in the stock exchange when they: a) are registered in the Securities Registry b) are registered in a Chilean Stock Exchange, c) have an adjusted presence equal to or above 25%.

Back to Contents

As of June 19, 2001 capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the securities market law (law 18.045), or in any other form authorized by the SVS. To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have domicile in Chile, and they must be an “investment fund” in according with the Chilean tax law

The exercise of preemptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

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

United States Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to beneficial owners arising from the acquisition, ownership and disposition of the Series A shares and the Series B shares (together the “shares” and the ADSs. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the "Code”, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (a) an individual who is a United States citizen or resident, (b) a corporation or partnership (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations and certain partnerships that have one or more partners who are not U.S. persons) created or organized under the laws of the United States or any political subdivision thereof, or (c) an estate or trust that is subject to United States federal income tax on a net basis with respect to its worldwide income. The term "Non-U.S. Holder" means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, a (a) nonresident alien individual, (b) foreign corporation, or (c) nonresident alien fiduciary of a foreign estate or trust.

Back to Contents

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the United States dollar. The summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, banks, U.S. Holders who are subject to the alternative minimum tax, or U.S. Holders and Non-U.S. Holders who are broker-dealers in securities, who hold the shares or ADSs as a hedge against currency risks, as a position in a "straddle" for tax purposes, or as part of a conversion or other integrated transaction, or who own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company's capital stock entitled to vote or 10% or more of the value of the outstanding capital stock of the Company.

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

Cash Dividends and Other Distributions

The gross amount of a distribution with respect to shares or ADSs (other than distributions in redemption or liquidation) will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the shares or ADSs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company's current and accumulated earnings and profits by U.S.$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder's tax basis in the shares or ADSs equals or exceeds U.S.$10.00.

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

A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or "financial services income" for U.S. foreign tax credit purposes. If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities. As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income. A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments. The rules relating to the determination of the U.S. foreign tax credit are complex, and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADSs.

Back to Contents

Non-U.S. Holders generally will not be subject to U.S. tax on a distribution with respect to shares or ADSs unless such Non-U.S. Holder has certain connections to the United States.

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for U.S.$40.00 and such U.S. Holder's tax basis in such shares is U.S.$30.00, such U.S. Holder will generally recognize a gain of U.S.$10.00 for U.S. federal income tax purposes. Gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S.-source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a Share or ADS.

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

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADSs and the proceeds of sale or other disposition of the shares or ADSs within the United States by certain non-corporate holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding at a rate of 30% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by law. U.S. information reporting and backup withholding of U.S. federal income tax at a rate of 30% may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder's federal income tax liability upon furnishing the required information to the IRS.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEIR PARTICULAR CIRCUMSTANCES

DIVIDENDS AND PAYING AGENTS
Not applicable

Back to Contents

STATEMENT BY EXPERTS
Not applicable

DOCUMENTS ON DISPLAY

SUBSIDIARY INFORMATION
Please refer to ‘Organizational structure’ under item 4.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As explained elsewhere in this Annual Report, we transact our businesses in more than 100 countries, thereby rendering our market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

We, from time to time and depending upon then current market conditions, review and re-establish our financial policies to protect our operations. Management is authorized by our Board of Directors to engage in certain derivative contracts such as forwards and swaps to specifically hedge the fluctuations in interest rates and in currencies other than the U.S. dollar.

Derivative instruments used by us are transaction-specific so that a specific debt instrument or contract determines the amount, maturity and other terms of the hedge. We do not use derivative instruments for speculative purposes.

Interest rates. As of December 31, 2003, we had 23% of our long-term financial debt priced at Libor plus a spread and 77% priced at a fixed rate. The debt priced at Libor, namely one syndicated loan, amounts to US$60 million as of December 31 2003.

	Expected Maturity Date
On Balance Sheet Financial Instruments	2004	2005	2006	2007	2008 and thereafter	Total	Fair Value

LONG-TERM DEBT	(in thousands of U.S. dollars)

Variable rate:
US$-denominated	19	30,000	30,000	—	—	60,019	60,440
Interest rate: Libor + 1.00%

Fixed rate:
US$-denominated	4,577	—	200,000	—	—	204,577	225,573
Interest rate: 7.70%

Total:	4,596	30,000	230,000	—	—	264,596	286,013

We maintain the majority of our short-term debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

Back to Contents

Exchange rates. Although the U.S. dollar is the primary currency in which we transact our businesses, our operations throughout the world expose us to exchange rate variations for non-U.S. dollar currencies. Therefore, fluctuations in the exchange rate of such local currencies may affect our financial condition and results of operations. To lessen these effects, we maintain forward contracts to protect the net difference between our principal assets and liabilities for currencies other than the U.S. dollar, from fluctuations in exchange rates. These contracts are renewed monthly depending on the amount to cover in each currency. Aside from this, we do not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the Euro. We estimate annual sales in Euro and secure the exchange difference with forward contracts.

As of December 31, 2003 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2003	2002
	Th US$	Th US$
Chilean pesos	130,046	70,878
Brazilian real	1,605	2,028
Euro	54,474	42,063
Japanese yen	2,314	1,475
Mexican pesos	17,688	13,896
South African rand	6,380	0
Other currencies	548	1,120

As of December 31, 2003, we had open forward exchange contracts to buy U.S. dollars and sell foreign currency for approximately US$34.1 million in Euros, US$3.0 million in South African rands, US$4.0 million in Mexican pesos and US$0.4 million in Brazilian reales. In addition, we had open forward exchange contracts to sell U.S. dollars and buy Chilean pesos for approximately US$13.8 million. These contracts are all short-term and a summary of them is presented in Note 17 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15. CONTROLS AND PROCEDURES
Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported.

The procedures associated to our internal controls are designed to provide reasonable assurance that our transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Pursuant to Chilean regulations, we have a Directors Committee whose main duties are similar to those of the Audit Committee. See “Item 6. Directors, Senior Management and Employees.” Our Board of Directors has determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under Sarbanes-Oxley Act of 2002.

Nevertheless, our Board believes that the members of the Directors Committee have the necessary expertise and experience to perform the functions required of the Directors Committee.

Back to Contents

ITEM 16B. CODE OF ETHICS
We adopted at the beginning of 2003 a Code of Business Conduct that applies to the Chief Executive Officer, the Chief Financial Officer and the Corporate Internal Auditor, as well as to all our officers and employees. We have recently amended such Code to fully adhere to the definition of Item 16B of Form 20F under the Exchange Act.

No waivers have been granted therefrom to the officers mentioned above.

The full text of the code is available on our website at www.sqm.com. (in the Investor Relations section).

Amendments to, or waivers from one or more provisions of, the code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table sets forth the amount of fees billed for each of the last two fiscal years by our independent auditors, Ernst & Young, in relation to audit services, audit-related services, tax and other services provided to us (Th.US$).

	Year ended December 31,
	2003	2002
Audit fees	506.2	478.3
Audit-related fees	2.3	32.5
Tax fees	97.2	41.6
Other fees	—	—

Total fees	605.7	552.4

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

Tax fees in the above table are fees billed by Ernst & Young for tax advice and tax planning services.

Directors’ Committee Pre-Approval Policies and Procedures

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors Committee. Our Directors Committee approves all audit, audit-related, tax and other services provided by Ernst & Young.

Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the Directors Committee prior to any engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS
Not applicable

ITEM 18. FINANCIAL STATEMENTS
Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F

ITEM 19. EXHIBITS
(a) Index to Financial Statements*

Report of Independent Accountants	F-2

Consolidated Financial Statements	F-3

Consolidated Balance Sheets at December 31, 2003 and 2002	F-3

Consolidated Statements of Income for each of the three years in the period ended December 31, 2003, 2002 and 2001
F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003, 2002 and 2001
F-6

Notes to the Consolidated Financial Statements	F-7

Supplementary Schedules*

*All other schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit
1.1	Company by-laws (incorporated by reference from SQM S.A. Annual Report on Form 20F for the year ended December 31, 2002, filed on June 27, 2003).
8.1	Significant subsidiaries of the Company
12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification

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

Date: June 30, 2004

Back to Contents

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2003 and 2002
and for the years ended December 31, 2003, 2002 and 2001

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.
ThUF	-	Thousands of UF

Back to Contents

Report of Independent Auditors

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2003 and 2002, the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 27 to the consolidated financial statements).

ARTURO SELLE S.	ERNST & YOUNG LIMITADA

Santiago, Chile, February 17, 2004

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Balance Sheets

		As of December 31,

	Note	2003	2002

		ThUS$	ThUS$
ASSETS
Current assets
Cash and cash equivalents	2	69,273	65,204
Accounts and notes receivable, net	4	150,959	107,353
Other accounts receivable, net	4	7,473	13,198
Accounts receivable from related companies	5	24,580	31,556
Inventories	6	245,394	232,802
Recoverable taxes		20,198	16,628
Prepaid expenses		2,646	2,978
Other current assets		13,947	16,422

Total Current Assets		534,470	486,141

Property, plant and equipment, net	7	669,379	679,058

Other Assets
Investments in related companies	8	82,538	79,819
Goodwill	9	13,587	11,582
Negative goodwill	9	(474)	(853)
Intangible assets, net		4,707	4,960
Long-term accounts receivable	4	7,093	8,917
Long-term accounts receivable from related companies	5	340	424
Other non-current assets	10	51,836	52,246

Total Other Assets		159,627	157,095

Total Assets		1,363,476	1,322,294

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Balance Sheets

		As of December 31,

	Note	2003	2002

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank debt	11	57,392	2,559
Current portion of long-term debt	11	4,596	20,804
Dividends payable		180	282
Accounts payable		48,429	49,243
Other accounts payable		1,509	1,305
Notes and accounts payable to related companies	5	12,587	7,516
Accrued liabilities	12	12,255	9,655
Payroll withholdings		3,826	4,054
Income taxes		1,009	699
Deferred income taxes	13	2,362	158
Deferred income		384	1
Other current liabilities		730	2,076

Total Current Liabilities		145,259	98,352

Long-term liabilities
Long-term bank debt	11	260,000	324,000
Other accounts payable		2,088	2,858
Deferred income taxes	13	26,911	15,230
Staff severance indemnities	14	10,127	9,143

Total Long-term Liabilities		299,126	351,231

Minority interest	15	29,119	23,049
Commitments and contingencies	22
Shareholders’ equity
Paid-in capital	16	477,386	477,386
Other reserves	16	141,420	125,111
Retained earnings	16	271,166	247,165

Total Shareholders’ equity		889,972	849,662

Total Liabilities and Shareholders’ equity		1,363,476	1,322,294

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Statement of Income

		For the years ended December 31,

	Note	2003	2002	2001

		ThUS$	ThUS$	ThUS$
Operating results
Sales		691,806	553,809	526,439
Cost of sales		(553,964)	(424,783)	(409,071)

Gross margin		137,842	129,026	117,368
Selling and administrative expenses		(50,590)	(46,343)	(43,648)

Operating income		87,252	82,683	73,720

Non-operating results
Non-operating income	18	18,654	14,037	18,314
Non-operating expenses	18	(39,813)	(44,016)	(47,491)

Non-operating loss		(21,159)	(29,979)	(29,177)
Income before income taxes		66,093	52,704	44,543
Income tax expense	13	(16,056)	(10,555)	(7,538)

Income before minority interest		50,037	42,149	37,005
Minority interest	15	(3,654)	(2,361)	(2,383)

Net income before extraordinary items and negative goodwill		46,383	39,788	34,622
Amortization of negative goodwill	9	370	414	414
Extraordinary items	21	—	—	(4,934)

Net income for the year		46,753	40,202	30,102

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Consolidated Statement of Cash Flows

	Year Ended December 31

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income for the year	46,753	40,202	30,102
Charges (credits) to income not representing cash flows
Depreciation expense	61,728	61,479	63,157
Amortization of intangible assets	298	203	190
Write-offs and accruals	25,230	17,511	6,802
Gain on investments in related companies	(5,529)	(3,479)	(1,838)
Loss on investments in related companies	1	496	567
Amortization of goodwill	1,134	1,219	794
Amortization of negative goodwill	(370)	(414)	(414)
(Gain) loss on sales of assets	(13)	110	41
Other credits to income not representing cash flows	(2,793)	(5,689)	(10,096)
Other charges to income not representing cash flows	29,433	23,763	19,881
Foreign exchange differences, net	(6,590)	3,483	3,122
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(18,124)	3,076	(447)
(Increase) decrease in inventories	(12,578)	(25,052)	3,969
Decrease in other assets	15,534	1,230	14,264
Increase (decrease) in accounts payable	(16,236)	11,882	3,133
Increase (decrease) in interest payable	134	(2,619)	(560)
Decrease in net income taxes payable	(2,246)	(947)	(2,867)
Increase (decrease) in other accounts payable	(1,062)	190	(3,444)
Decrease in VAT and taxes payable	(2,215)	(3,483)	(3,062)
Minority interest	3,654	2,361	2,383

Net cash provided from operating activities	116,143	125,522	125,677

Cash flows from financing activities
Proceeds from bank financing	57,324	—	115,235
Repayment of loans	(5,275)	—	—
Payment of dividends	(21,361)	(16,433)	(15,290)
Repayment of bank financing	(82,559)	(129,021)	(90,500)
Repayment of bonds payable	—	—	(2,941)

Net cash used in (provided from) financing activities	(51,871)	(145,454)	6,504

Cash flows from investing activities
Sales of property, plant and equipment	264	734	—
Sales of investments	542	13,810	14,750
Other investing income	7,699	4,352	9,230
Additions to property, plant and equipment	(55,084)	(39,971)	(29,778)
Capitalized interest	(2,149)	(1,930)	(2,442)
Purchase of permanent investments	(11,150)	(11,720)	(19,900)
Purchase of investments	(210)	(376)	(13,974)
Other disbursements	(56)	(1,000)	—

Net cash used in investing activities	(60,144)	(36,101)	(42,114)

Effect of inflation on cash and cash equivalents	(59)	(299)	(1,259)
Net change in cash and cash equivalents	4,069	(56,332)	88,808
Beginning balance of cash and cash equivalents	65,204	121,536	32,728

Ending balance of cash and cash equivalents	69,273	65,204	121,536

Supplemental cash flow information:
Interest paid	22,379	32,842	35,038
Income taxes paid	2,347	707	2,867

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983. The Company is regulated by the SVS as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in December 1995.

References herein to “SQM S.A.” or the “Parent Company” are to Sociedad Química y Minera de Chile S.A. and references herein to the “Company” are to Sociedad Química y Minera de Chile S.A. together with its consolidated subsidiaries and the companies in which Sociedad Química y Minera de Chile S.A. holds significant equity interests.

The Company is an integrated producer and distributor of specialty fertilizers, iodine, lithium and other industrial chemicals. The Company extracts natural resources and develops them into products, which it then distributes to more than 100 countries.

Note 2 - Summary of Significant Accounting Policies

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

Note 2 - Summary of Significant Accounting Policies, continued

a)	Basis for the preparation of the consolidated financial statements, continued

	Direct or indirect ownership

	2003	2002

	%	%
Foreign subsidiaries:
Nitrate Corporation of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Colombia Ltda. (1)	—	100.00
SQM Investment Corporation NV (Holland)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A. (Spain)	50.00	50.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
PT SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. De C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Cayman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	—
Fertilizantes Olmeca y SQM S.A.de CV (Mexico)	100.00	—
Administración y Servicios Santiago S.A. de CV	100.00	—
SQM Nitratos Mexico S.A. de CV	51.00	—

(1) On November 10, 2003, SQM Nitratos and SQM S.A. liquidated the subsidiary SQM Colombia Limitada.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, continued

a)	Basis for the preparation of the consolidated financial statements, continued

	Direct or indirect ownership

	2003	2002

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Energía y Servicios S.A. (2)	—	100.00
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
Comercial Hydro S.A. (3)	60.84	—

(2) On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energía y Servicios S.A. for ThUS$2,422. This transaction resulted in the consolidation of all the shares of Energía y Servicios S.A. to one shareholder, SQM Nitratos S.A. Consequently, under Chilean Corporations Law, Energía y Servicios S.A. was dissolved and SQM Nitratos S.A. assumed all its assets and liabilities.

(3) On July 16, 2003, the subsidiary Norsk Hydro Chile changed its name to “Comercial Hydro S.A.”

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the years ended December 31, 2003 and 2002.

As of December 31, 2003 and 2002, the subsidiary SQM Lithium Specialties Limited was in the development stage and therefore was not included in the consolidation.

As of December 31, 2002, the subsidiary SCM Antucoya was in the development stage and therefore was not included in the consolidation.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, continued

b)	Period

These consolidated financial statements have been prepared as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

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

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period.  For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the Consumer Price Index, which was 1.0%, 3.0% and 3.1% in 2003, 2002 and 2001, respectively.  The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of Chilean peso denominated monetary assets and liabilities exposed to the effects of inflation.

d)	Foreign currency

	i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$718.61 per US$1 as of December 31, 2002 and Ch$593.80 per US$as of December 31, 2003.

The value of the UF as of December 31, 2003 and 2002 was Ch$16,920 (US$28.49) and Ch$16,744.12 (US$23.30), respectively.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, continued

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars as follows:

	a)	Domestic Subsidiaries

For those subsidiaries and affiliates located in Chile that keep their accounting records in price-level adjusted Chilean pesos:

		-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement;

		-	Income statement accounts are translated to U.S. dollars at the average rate of exchange each month.

-
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

The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollars have been translated at historical exchange rates as follows:

		-	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

		-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

		-	Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.

		-	Any exchange differences are included in the results of operations for the period.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, continued

d)	Foreign currency, continued

ii)	Translation of non-U.S. dollar financial statements, continued

b)	Foreign Subsidiaries, continued

Foreign exchange differences for the years ended December 31, 2003, 2002 and 2001 generated net income (losses) of ThUS$ 6,590, ThUS$ (3,483) and ThUS$ (3,122), respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into U.S. dollars at the exchange rates prevailing at each year-end, as follows:

	2003	2002	2001

	US$1	US$1	US$1
Local currency per
Brazilian real	2.89	3.54	2.32
New Peruvian sol	3.46	3.51	3.45
Colombian peso	2,778.00	2,864.75	2,336.45
Argentine peso	2.96	3.37	1.70
Japanese yen	107.13	119.9	131.94
Euro	0.79	0.95	1.13
Mexican peso	11.20	10.44	9.17
Indonesian ruppe	8,465	8,940	10,400
Australian dollar	1.66	1.79	1.96
Pound sterling	0.58	0.62	0.69
South African Rand	6.59	—	—

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rate at which bankers conduct authorized transactions.

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

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.  As of December 31 cash and cash equivalents are as follows:

	At December 31,

	2003	2002

	ThUS$	ThUS$
Cash	15,251	10,937
Time deposits	13,203	8,628
Money market funds	38,629	43,940
Repurchase agreements	2,190	1,699

Total	69,273	65,204

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses from specific account identification.

i)	Inventories and materials

Inventories of finished products and work-in-process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost.  All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of more than one year, which are classified as other non-current assets.

j)	Income and deferred taxes

Prior to 2000, deferred income taxes were recorded based only on those non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, continued

j)	Income and deferred taxes, continued

Under Chilean law, the Parent Company and its subsidiaries are each required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin No. 60 and related amendments, recognizing the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities, using the liability method.

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

Note 2 - Summary of Significant Accounting Policies, continued

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company’s proportional equity participation in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

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

Mining development costs are recorded in other non-current assets and are amortized on the unit of production basis based on proven and probable reserves.

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked based on an average employee tenure of 24 years and a real annual discount rate of 9%.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, continued

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants.  Such contracts are recorded at fair value in the balance sheet with net gains and losses recognized in financial income or loss.

t)	Reclassifications

Certain reclassifications have been made in the 2001 and 2002 numbers to conform to the current year presentation.

u)	Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers.  Revenue for all products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured.  The passing of title and risk of loss to the customer is based on terms of the sales contract, but generally occurs upon shipment of product.

v)	Computer software

In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost and amortized over 4 years, they are presented in the caption other fixed assets. The cost of internally developed computer software is charged to the income statement in the period in which it is incurred.

o)	Research and development expenses

Research and development costs are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded in property, plant and equipment.

Note 3 - Changes in Accounting Principles

There were no changes in the accounting principles used by the Company during 2003 and 2002.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 4 - Short-term and long-term Accounts and Notes Receivable

a)     Short term accounts receivable and other short term accounts and notes receivable as of December 31 are detailed as follows:

	Up to 90 days		Between 90 days and 1 year		2003	2002	Total

	2003	2002	2003	2002	Subtotal	Subtotal	2003	2002

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	104,651	82,998	16,799	8,831	121,450	91,829	121,450	91,829
Allowance for doubtful accounts							(6,557)	(4,573)
Notes receivable	33,747	20,152	5,735	2,816	39,482	22,968	39,482	22,968
Allowance for doubtful accounts							(3,416)	(2,871)

Accounts receivable, net							150,959	107,353

	Up to 90 days		Between 90 days and 1 year		2003	2002	Total

	2003	2002	2003	2002	Subtotal	Subtotal	2003	2002

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other accounts receivable	7,602	11,579	498	2,743	8,100	14,322	8,100	14,322
Allowance for doubtful accounts							(627)	(1,124)

Other accounts receivable, net							7,473	13,198

Long-Term receivable							7,093	8,917

Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Beginning balance	8,568	8,113	9,533
Charged to expenses	2,831	2,361	1,990
Deductions	(1,372)	(660)	(2,775)
Exchange rate differences	332	(883)	(862)
Companies not previously consolidated	241	(363)	227

Ending balance	10,600	8,568	8,113

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 4 - Short-term and Long-term Accounts Receivable, continued

b)  Consolidated short-term and long-term receivables by geographic location are detailed as follows:

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	37,018	23,367	38,760	20,265	2,039	1,754	29,296	28,964	7,780	12,906	114,893	87,256
% of total	32.22%	26.78%	33.74%	23.22%	1.77%	2.01%	25.50%	33.20%	6.77%	14.79%	100.00%	100%
Net short-term notes receivable
Balance	32,491	17,210	1,253	1,027	290	127	111	472	1,921	1,261	36,066	20,097
% of total	90.09%	85.63%	3.47%	5.11%	0.80%	0.63%	0.31%	2.36%	5.33%	6.27%	100%	100%
Net short-term other accounts receivable
Balance	4,187	7,029	1,053	3,873	5	57	2,018	1,818	210	421	7,473	13,198
% of total	56.03%	53,26%	14.09%	29.35%	0.07%	0.43%	27.00%	13.77%	2.81%	3.19%	100%	100%

Subtotal short-term accounts receivable, net
Balance	73,696	47,606	41,066	25,165	2,334	1,938	31,425	31,254	9,911	14,588	158,432	120,551
% of total	46.52%	39.49%	25.92%	20.87%	1.47%	1.61%	19.84%	25.93%	6.26%	12.10%	100%	100%
Long-term accounts receivable, net
Balance	7,003	7,763	75	62	—	—	—	51	15	1,041	7,093	8,917
% of total	98.73%	87.06%	1.06%	0.70%	—	—	—	0.57%	0.21%	11.67%	100%	100%

Total short and long-term accounts receivable, net
Balance	80,699	55,369	41,141	25,227	2,334	1,938	31,425	31,305	9,926	15,629	165,525	129,468
% of total	48.75%	42.77%	24.85%	19.49%	1.41%	1.50%	18.99%	24.18%	6.00%	12.06%	100%	100%

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 5 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)     Amounts included in balances with related parties as of December 31, 2003 and 2002 are as follows:

	Short-term		Long-term

	2003	2002	2003	2002

	ThUS$	ThUS$	ThUS$	ThUS$
Accounts receivable
Ajay Europe S.A.R.L.	4,430	5,676	—	—
Nutrisi Holding N.V.	1,890	1,183	—	—
Generale de Nutrition Vegetale S.A.	175	167	—	—
Fertilizantes Olmeca S.A.	—	3,140	—	—
Mineag SQM Africa Limited	—	5,881	—	—
Abu Dhabi Fertilizer Ind. WLL	3,900	3,743	—	—
NU3 N.V.	—	1,327	—	—
Doktor Tarsa –SQM Turkey	3,517	15	—	—
Hydro Agri North America	63	—	—	—
Hydro Agri España	1,441	—	—	—
SQM Lithium Specialties Limited	665	665	—	—
Empresas Melón S.A.	—	—	340	424
Sales de Magnesio S.A.	81	9	—	—
Ajay North America LLC	259	243	—	—
Norsh Hydro ASA	4	98	—	—
Hydro Agri Int- France	—	2,060	—	—
Hydro Asia Trade Pte. Limited	1,470	1,109	—	—
Hydro Agri France S.A.	607	530	—	—
Hydro Poland SP	37	55	—	—
Hydro Agri Benelux B.V	282	205	—	—
Hydro Agri Hellas S.A.	22	36	—	—
Hydro Agri Australia Ltd.	764	152	—	—
Hydro Agri UK Ltd.	52	133	—	—
Hydro Agri GMBH & CO KG	121	31	—	—
Hydro Agri AB	26	11	—	—
Hydro Agri Colombia Ltda.	1,181	242	—	—
PCS Yumbes	—	2,819	—	—
Hydro Agri Venezuela C.A.	—	772	—	—
NU3 B.V.	384	834	—	—
Hydro Agri Norge	11	—	—	—
Hydro Agri Argentina S.A.	58	130	—	—
Adubo Trevo S.A.	16	135	—	—
Hydro Agri México S.A. de C.V.	—	80	—	—
SQM China	—	75	—	—
Impronta SRL	3,124	—	—	—

Total	24,580	31,556	340	424

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 5 - Balances and Transactions with Related Parties, continued

a)	Amounts included in balances with related parties as of December 31, 2003 and 2002, continued:

	Short-term

	2003	2002

	ThUS$	ThUS$
Accounts payable
Ajay Europe S.A.R.L.	—	600
Mineag SQM Africa Limited	—	750
Abu Dhabi Fertilizer Ind. WLL	—	90
NU3 N.V.	1,708	1,891
SCM Antucoya	—	100
Ajay North America LLC	122	51
Rotem Amfert Negev Limited	1,311	93
Hydro Agri Porsgrunn	251	69
Hydro Fertilizante Ltda.	379	894
Hydro Agrícola Internacional	41	206
Hydro Agri North America	—	69
Hydro Agri México de S.A de C.V.	22	120
Hydro Agri Int – France	380	612
Hydro Agri France S.A.	—	7
Hydro Agri Colombia Ltda..	—	16
NU3 B.V.	—	394
PCS Yumbes SCM	6,280	—
Hydro Agri Business Support	2,093	1,554

Total	12,587	7,516

There were no outstanding long-term accounts payable with related parties as of December 31, 2003 and 2002.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 5 - Balances and Transactions with Related Parties, continued

b)	During 2003, 2002 and 2001, principal transactions with related parties were as follows:

Company	Relationship	Type of transaction	Amount of Transaction			Impact on income (charge credit)

			2003	2002	2001	2003	2002	2001

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Venezuela S.A	Indirect	Sales of products	—	—	1,582	—	—	94
SQM Italy SRL	Indirect	Sales of products	—	—	5,724	—	—	(527)
Fertilizantes Olmeca S.A. de C.V.	Indirect	Sales of products	—	—	2,804	—	—	321
NU3 N.V. (Belgica)	Indirect	Sales of products	4,054	1,930	12,995	1,023	546	623
Doktor Tarsa S.A.	Indirect	Sales of products	5,068	1,557	40	1,299	463	8
Mineag SQM Africa Ltd.	Indirect	Sales of products	—	16,229	10,612	—	4,372	117
Abu Dhabi Fertilizer Ind.WLL	Indirect	Sales of products	3,463	1,878	1,611	619	479	19
Nutrisi Holding N.V.	Indirect	Sales of products	—	2,590	233	—	974	(33)
Generale de Nutrition Vegetable	Indirect	Sales of products	—	—	747	—	—	69
Ajay Europe S.A.R.L.	Indirect	Sales of products	6,836	7,473	7,994	2,485	1,866	(136)
NU3 B.V.	Indirect	Sales of products	4,735	3,691	—	1,944	1,462	—
Adubo Trevo S.A.	Shareholder	Sales of products	5,148	869	—	1,816	443	—
PCS Yumbes SCM	Indirect	Sales of products	13,617	17,579	—	8,463	9,178	—
		Purchases of products	25,558	2,084	—	—	—	—
Ajay North America LLC	Indirect	Sales of products	6,909	—	—	1,921	—	—
Hydro Agri Internacional	Indirect	Sales of products	2,991	3,587	—	195	647	—
Hydro Agri GMBH & Co Kg	Indirect	Sales of products	1,082	359	—	305	112	—
Hydro Asia trade Pte Ltd.	Shareholder	Sales of product	5,370	5,055	—	1,029	1,120	—
Hydro Agri Int- France	Shareholder	Sales of product	6,054	3,924	—	1,222	981	—
Hydro Agri Hellas S.A.	Shareholder	Sales of product	1,138	528	—	225	150	—
Hydro Agri Benelux B.V.	Shareholder	Sales of product	5,384	4,276	—	1,002	751	—
Hydro Agri AB Sweden	Shareholder	Sales of product	561	119	—	165	37	—
Hydro Agri Rotterdam B.V.	Shareholder	Sales of product	—	534	—	—	218	—
Hydro Planta Nutrition, Cis Reg.	Shareholder	Sales of product	1,070	647	—	449	269	—
Hydro Agri Australia Ltd.	Shareholder	Sales of product	1,722	1,212	—	456	286	—
Hydro Agri España S.A.	Shareholder	Sales of product	4,739	3,120	—	801	691	—
Hydro Fertilizantes Ltda	Shareholder	Sales of product	—	626	—	—	252	—
Hydro Agri International France	Shareholder	Sales of product	—	3,363	—	—	1,211	—
Hydro Agri Argentina S.A.	Shareholder	Sales of product	6,425	1,313	—	1,271	319	—
Hydro Agri Colombia Ltda	Shareholder	Sales of product	2,760	257	—	715	153	—
Hydro Agri Venezuela C.A.	Shareholder	Sales of product	—	798	—	—	454	—
Hydro Agri Business Support	Shareholder	Services	2,093	1,554	—	(2,093)	(1,554)	—

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 6 - Inventories

Inventories are summarized as follows:

	2003	2002

	ThUS$	ThUS$

Finished products	138,435	121,133
Work in process	95,961	99,873
Supplies	10,998	11,796

Total	245,394	232,802

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2003	2002

	ThUS$	ThUS$
Land
Land	20,003	13,453
Mining Concessions	42,286	29,840

	62,289	43,293

Buildings and infrastructure
Buildings	157,249	156,244
Installations	302,939	281,086
Construction-in-progress	39,386	53,058
Other	1,849	891

	501,423	491,279

Machinery and Equipment
Machinery	400,079	388,919
Equipment	121,700	113,493
Other	11,600	10,499

	533,379	512,911

Other fixed assets
Tools	8,927	8,156
Furniture and office equipment	19,157	18,218
Other	1,164	486

	29,248	26,860

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, continued

	2003	2002

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,110	12,127
Other assets	53	53

	61,441	61,458

Total property, plant and equipment	1,187,780	1,135,801

Less: Accumulated depreciation
Buildings and infrastructure	(195,099)	(169,386)
Machinery and equipment	(272,756)	(240,426)
Other fixed assets	(17,475)	(15,585)
Technical appraisal	(33,071)	(31,346)

Total accumulated depreciation	(518,401)	(456,743)

Net property, plant and equipment	669,379	679,058

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 includes, ThUS$ 1,743, ThUS$ 1,759 and ThUS$ 1,759, respectively, arising from the depreciation of the increase of property, plant and equipment due to the technical appraisal.

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Depreciation for the year ended December 31:
Buildings and infrastructure	(26,492)	(25,365)	(25,798)
Machinery and equipment	(32,022)	(33,072)	(33,990)
Other fixed assets	(1,471)	(1,283)	(1,610)
Technical revaluation	(1,743)	(1,759)	(1,759)

Total depreciation	(61,728)	(61,479)	(63,157)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, continued

The Company has capitalized assets obtained through leasing, which are included in other fixed assets, and are detailed as follows:

	2003	2002

	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Leased vehicles	46	—
Accumulated depreciation	(415)	(363)

Total assets in leasing	1,619	1,625

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Parties

a) Information on foreign investments

There are no plans for the non-Chilean subsidiaries to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b) Transactions executed in 2003

On January 27, 2003, SQM Comercial de México S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. for ThUS$ 980 which represented 50% of its share capital. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction generated goodwill of ThUS$279.

Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de México S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction did not produce goodwill.

On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This united all the shares of SCM Antucoya in one shareholder and consequently SCM Antucoya was liquidated and SQM S.A. assumed all this company’s assets and liabilities.

On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 165,500 shares, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. had an ownership interest of 78.29% and SQM Comercial de Mexico had an ownership interest of 21.71%.

On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited, a third party, for an amount of ThUS$ 990.  Consequently, Mineag SQM Africa Ltd. became a subsidiary of the Company. This transaction did not produce goodwill.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Parties (continued)

On April 28, 2003, SQM Comercial S.A. acquired 819,999 shares in Norsk Hydro Chile S.A. and SQM Comercial Internacional Ltda., a subsidiary company of SQM Comercial S.A., acquired the one remaining share from Norsk Hydro ASA, a third party. Consequently, SQM Comercial S.A. became the sole owner and controlled 100% of Norsk Hydro Chile S.A. This transaction generated goodwill of ThUS$ 1,429.

On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energía y Servicios S.A. for ThUS$ 2,422. This transaction resulted in the consolidation of all the shares of Energía y Servicios S.A. to one shareholder, SQM Nitratos S.A. Consequently, under Chilean Corporations Law Energía y Servicios S.A. was dissolved and SQM Nitratos S.A. assumed all its assets and liabilities.

On June 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company made a capital contribution to the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 1,678, in a proportion of 99% and 1%, respectively.

On July 16, 2003, the subsidiary Norsk Hydro Chile changed its name to “Comercial Hydro S.A.”

On September 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company made a capital contribution to the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 367, in a proportion of 99% and 1%, respectively.

On September 30, 2003, SQM Corporation N.V. participated in a capital increase of Ajay Europe SARL, an equity method investment, in equal parts with Ajay Chemicals INC. maintaining its same ownership percentage.

On November 10, 2003, SQM Nitratos and SQM S.A. liquidated the subsidiary SQM Colombia Limitada.

On November 18, 2003, the subsidiary Soquimich European Holding BV, provided ThUS$ 676 of capital to initiate a joint venture with the company Misr Specialty Fertilizer in Egypt.

On November 20, 2003, SQM Potasio S.A. made a capital contribution of ThUS$ 55,000 to RS Agro Chemical Trading AVV, increasing its participation in this subsidiary to 99.99%. SQM S.A. did not participate and therefore reduced its participation by 0.01%.

c)          Transactions executed in 2002

On March 21, 2002, SQM North America Corporation acquired 50% of the affiliate SQM Venezuela S.A. for ThUS$ 250.  SQM S.A. indirectly now has ownership of 100% of SQM Venezuela S.A.  This transaction generated goodwill of ThUS$ 166.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Parties (continued)

c)          Transactions executed in 2002 (continued)

On April 5, 2002, the subsidiary Royal Seed Trading Corporation A.V.V. formed a joint venture with Rui Xin Packaging Material Sanhe Co. Ltd. contributing ThUS$ 121.  This transaction did not produce goodwill.

On May 1, 2002, the subsidiary Soquimich European Holdings B.V. acquired a 50% ownership of the affiliate Nutrichem N.V., which subsequently changed its name to Nutrisi Holding N.V.  This transaction did not produce goodwill.

On May 7, 2002, SQM Nitratos S.A. participated in the capital increase by SQM Brasil Ltda.  SQM Nitratos S.A. increased its ownership to 88.54% as SQM Químicos S.A. did not participate in the increase and therefore reduced its ownership to 11.46%.

During May 2002, PSH Limited contributed further capital of ThUS$ 250 to Ajay Europe S.A.R.L.

During May 2002, Soquimich European Holding increased its ownership in its affiliate FNC Italy S.R.L. to 95%.  Because of this transaction, FNC Italy S.R.L. became an indirect subsidiary of SQM S.A.. Subsequently, FNC Italy S.R.L. changed its name to SQM Italia S.R.L.

On May 28, 2002, the subsidiary Inversiones y Asesorías SQM Limitada changed its name to Almacenes y Depósitos Ltda.

On June 12, 2002, Soquimich European Holding acquired 50% of Impronta S.R.L. for ThUS$ 24.

On August 31, 2002, SQM S.A acquired shares in Cimin S.A. amounting to ThUS$ 5,016, from SQM Nitratos S.A.  Because of this transaction SQM S.A. became the sole shareholder in Cimin S.A. and consequently under Chilean Corporations Law Cimin S.A. was dissolved.

On September 11, 2002, SQM Investment Corporation N.V., acquired a 100% ownership of the subsidiary Comercial Caiman Internacional S.A. for Th. US$ 1.  This operation generated goodwill of ThUS$ 228.

On September 27, 2002, SQM Nitratos S.A made a contribution of capital of ThUS$ 12,040 to SQM North America Corporation, and as a result increased its ownership to 51.00%.  As neither SQM S.A. nor Soquimich European Holding participated in the capital increase their ownership reduced from 81.75% to 40.00% and from 18.25% to 9.00% respectively. As these companies are consolidated, there is no effect at the consolidated entity level.

On September 30, 2002, SQM SA acquired shares in SCM SQM Boratos amounting to ThUS$ 887, which were previously owned by SQM Nitratos S.A..  Because of this transaction, SQM S.A. became the sole shareholder in SCM SQM Boratos and consequently under Chilean Corporations Law SCM SQM Boratos was dissolved.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Parties (continued)

c)          Transactions executed in 2002 (continued)

On October 31, 2002, PSH Limited transferred shares that it held in Ajay Europe to SQM Corporation N.V.

On November 30, 2002, the subsidiary SQM Nitratos S.A. acquired shares, in Sociedad Minera de Chile S.A. (“Somich”) which were previously owned by SQM S.A.. Because of this transaction SQM Nitratos S.A. became the sole shareholder in Somich and consequently under Chilean Corporations Law Somich was dissolved.

On December 18, 2002, SQM Potasio S.A. acquired the shares in SQM Japan KK, which were previously owned by SQM Químicos S.A. for ThUS$ 280.  This transaction did not produce goodwill.

On December 18, 2002, SQM Potasio S.A. acquired shares, which were owned by SQM Químicos S.A., over SQMC Holding Corporation LLP for ThUS$ 2,297.  This transaction did not produce goodwill.

On December 18, 2002, SQM Potasio S.A. acquired shares in SQI Corporation N.V., which were previously owned by SQM Químicos S.A., for ThUS$ 97. This transaction did not produce goodwill.

On December 23, 2002, SQM S.A. and Inversiones Pascuala S.A, a third party, acquired shares in SQM Nitratos S.A., which were previously owned by SQM Químicos S.A.

On December 23, 2002, the shareholders of both SQM Potasio S.A. and SQM Salar S.A. voted to de-list their respective companies with the SVS.

On December 31, 2002, SQM S.A. acquired shares in SQM Químicos, which were previously owned by Inversiones Pascuala S.A., a third party. Because of this transaction SQM S.A. became the sole shareholder in SQM Químicos S.A. and consequently SQM Químicos S.A. was dissolved.

d)          Transactions executed in 2001

On January 22, 2001, Sales de Magnesio Ltda. was formed though equal contributions by SQM Salar S.A. and by Sociedad Chilena del Litio S.A. (non-related party).

At the Extraordinary Shareholders’ Meeting of Productos Técnicos del Mediterráneo S.A. held on February 14, 2001, the shareholders agreed to change the company’s name to PTM – SQM Ibérica S.A.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Parties (continued)

d)          Transactions executed in 2001 (continued)

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

On December 31, 2001, Energía y Servicios S.A. acquired all the shares of Inversiones Augusta S.A.,  and was merged into Energía y Servicios S.A.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Parties (continued)

e)          Companies in the development stage

As of December 31, 2003 and 2002, the company SQM Lithium Specialties was in the development stage and therefore was not included in the consolidation.

As of December 31, 2002 the company SCM Antucoya was in the development stage and therefore was not included in the consolidation.

The equity value of these investments is included in investments in related companies and the proportional share of the accumulated deficit during the development stage is included in other reserves within shareholders’ equity.

Balances in these companies in the development stage are summarized as follows:

	SQM Lithium Specialties Limited		Sociedad Contractual Minera Antucoya

	2003	2002	2003	2002

	ThUS$	ThUS$	ThUS$	ThUS$

Current assets	319	1,360	—	100
Property, plant and equipment	26,351	24,638	—	—
Other assets	750	905	—	6,550

Total assets	27,420	26,903	—	6,650

Current liabilities	717	992	—	—
Shareholders’ equity	26,703	25,911	—	6,650

Total liabilities and Shareholders’ equity	27,420	26,903	—	6,650

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 8 - Investments in and Receivables from Related Companies (continued)

     f)          Detail of investments in related companies

					Ownership interest		Equity of companies		Book value of investment		Net income (loss)			Equity participation in net income (loss)

Tax Registration Number	Company	Country of origin	Currency of measurement	Number of shares	2003	2002	2003	2002	2003	2002	2003	2002	2001	2003	2002	2001

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93390000-2	Empresas Melón S.A..	Chile	—	653,748,837	14.05	14.05	279,951	260,890	43,268	36,655	28,005	21,845	9,195	3,935	3,019	1,292
0-E	SQM Lithium Specialties Limited*	USA	US$	—	100.00	100.00	29,561	25,911	26,703	25,911	(2,858)	(1,438)	—	—	—	—
0-E	Ajay North America LLC.	USA	US$	—	49.00	49.00	10,938	13,332	5,545	6,533	378	(198)	589	185	(97)	289
77093830-9	SCM Antucoya*	Chile	—	490	—	100.00	—	6,650	—	6,650	—	—	—	—	—	—
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	37.00	37.00	3,003	3,136	1,176	1,160	174	135	(433)	64	50	(160)
0-E	Fertilizantes Olmeca y SQM S.A. de C.V.	Mexico	Mex. $	—	100.00	50.00	—	2,087	—	1,044	—	100	(460)	—	50	(230)
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	2,677	1,221	1,754	611	1.104	(652)	4	520	(326)	2
0-E	Mineag SQM Africa Limited	South Africa	US$	—	100.00	50.00	—	835	—	418	—	416	313	—	208	156
0-E	Doktor Tarsa Tarim Sanayi S.A.	Turkey	US$	—	50.00	50.00	875	494	806	247	738	212	—	369	106	—
0-E	Misr Speciality S.A.	Egypt	US$	—	25.00	—	2,705	—	676	—	—	—	—	—	—	—
0-E	Ajay Europe S.A.R.L.	France	US$	—	50.00	50.00	3,350	650	1,675	325	—	(100)	(249)	—	(50)	(124)
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	195	196	175	98	155	92	(71)	78	46	(35)
81767200-0	Asociación Garantizadora Pensiones	Chile	—	—	3.00	3.00	784	709	26	23	—	—	—	—	—	—
O-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	480	121	120	—	—	—	—	—	—
O-E	Impronta SRL	Italy	Euros	—	50.00	50.00	471	48	613	24	755	—	—	377	—	—

	Total								82,538	79,819				5,528	3,006	1,190

*	In development stage

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 9 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

		December 31,

		2003		2002		2001

Tax Registration Number	Company	Amount amortized during the period	Goodwill Balance, net	Amount amortized during the period	Goodwill Balance, net	Amount amortized during the period	Goodwill Balance, net

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
0-E	Doktor Tarsa Tarim Sanayi S.A.	69	98	63	145	22	393
79768170-9	Soquimich Comercial S.A.	150	272	150	422	150	573
78208790-8	SCM SQM Boratos	—	—	65	0	16	65
93390000-2	Empresas Melón S.A.	503	8,490	525	7,585	563	8,878
79626800-K	SQM Salar S.A.	43	83	43	126	43	169
0-E	SQM México S.A. de C.V.	56	1,003	56	1,058	—	1,114
96864750-4	SQM Potassium	144	1,879	145	2,024	—	2,168
0-E	SQM Venezuela S.A.	—	—	166	—	—	—
0-E	Comercial Caiman Internacional S.A.	23	200	6	222	—	—
0-E	Fertilizantes Olmeca	56	223	—	—
96801610-5	Comercial Hydro S.A.	90	1,339	—	—

Total		1,134	13,587	1,219	11,582	794	13,360

b)	Negative Goodwill

		December 31,

		2003		2002		2001

Tax Registration Number	Company	Amount amortized during the period	Negative Goodwill Balance, net	Amount amortized during the period	Negative Goodwill Balance, net	Amount amortized during the period	Negative Goodwill Balance, net

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79626800-K	SQM Salar S.A.	167	—	211	167	211	386
96575300-1	Minera Mapocho S.A.	203	474	203	686	203	881

Total		370	474	414	853	414	1,267

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 10 - Other Non-current Assets

Other non-current assets are summarized as follows:

	2003	2002

	ThUS$	ThUS$
Engine and equipment spare-parts, net	24,089	25,250
Mine development costs	20,185	18,283
Pension plan	1,137	1,223
Construction of Salar-Baquedano road	1,770	1,890
Deferred loan issuance costs	2,263	3,962
Other assets	2,392	1,638

Total	51,836	52,246

Note 11 - Bank Debt

a)     Short-term bank debt is detailed as follows:

	2003	2002

	ThUS$	ThUS$
Bank or financial institution
Banco BBVA	3,006	—
Banco de Chile	10,019	—
Banco Santander SCH Overseas	8,000	—
Banco Santander Central Hispano	10,000	—
Banco Crédito e Inversiones	12,022	—
Citibank	12,021	—
Other banks	2,324	2,559

Total	57,392	2,559

Annual average interest rate	1.55%	4.25%

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 11 - Bank Debt, continued

b)     Long-term bank debt

	2003	2002

	ThUS$	ThUS$
Union Bank of Switzerland (1)	204,577	204,577
Royal Bank of Canada (2)	60,019	60,020
Bank of America (3)	—	80,207

Total	264,596	344,804

Less: Current portion	(4,596)	(20,804)

Long-term portion	260,000	324,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)
U.S. dollar-denominated loan without guarantee, interest rate of 1.99% per annum, paid semi-annually. The principal will be paid in two  equal installments, the first in November 2005 and the second in November 2006.

(3)	U.S. dollar-denominated loan without guarantee, to be repaid in full on November 28, 2003.

The maturity of long-term debt is as follows:

	2003	2002

	ThUS$	ThUS$
Years to maturity
Current portion	4,596	20,804
1 to 2 years	—	32,000
2 to 3 years	260,000	62,000
4 to 5 years	—	230,000

Total	264,596	344,804

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 12 - Accrued Liabilities

As of December 31, 2003 and 2002, accrued liabilities consisted of:

	2003	2002

	ThUS$	ThUS$
Provision for royalties	1,006	898
Quarterly bonus	322	462
Taxes and monthly income tax installment payments	747	499
Vacation accrual	6,107	5,088
Accrued employee benefits	1,342	586
Other accruals	1,614	2,122
Provision for compensation and legal costs	1,117	—

Total current liabilities	12,255	9,655

Note 13 - Income Taxes and Deferred Income Taxes

a)	As of December 31, 2003, 2002 and 2001, the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Accumulated tax basis retained earnings with tax credit	30,675	18,712	15,586
Accumulated tax basis retained earnings with no credit	—	10	4,227
Income not subject to taxes	—	—	2,776
Tax loss carry-forwards (1)	62,609	97,497	139,252
Credit for shareholders	5,697	3,424	2,751

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 13 - Income Taxes and Deferred Income Taxes, continued

b)	The deferred income taxes as of December 31, 2003 and 2002 represented a net liability of ThUS$29,273 and ThUS$15,388, respectively, and is detailed as follows:

2003	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,201	474	—	—
Vacation accrual	1,044	—	—	—
Unrealized gain on sale of products	5,318	—	—	—
Provision for obsolescence	—	2,620	—	—
Production expenses	—	—	15,726	—
Accelerated depreciation	—	—	—	59,592
Mine development costs	—	—	—	4,119
Capitalized interest	—	—	—	6,146
Staff severance indemnities	—	—	—	2,004
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	610
Tax loss carry-forwards	1,202	12,190	—	—
Losses from derivative transactions	90	—	—	—
Accrued interest	102	—	—	—
Other	771	476	225	281

Total deferred taxes	9,728	15,760	15,951	73,177
Total complementary accounts	—	(1,206)	(3,861)	(32,251)
Valuation allowance	—	(539)	—	—

Total deferred taxes	9,728	14,015	12,090	40,926

Deferred income taxes per balance sheet	—	—	2,362	26,911

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 13 - Income Taxes and Deferred Income Taxes, continued

2002	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	968	602	—	—
Vacation accrual	767	—	—	—
Unrealized gain on sale of products	5,310	—	—	—
Provision for obsolescence	—	1,651	—	—
Production expenses	—	—	12,794	—
Accelerated depreciation	—	—	—	58,833
Mine development costs	—	—	—	4,122
Capitalized interest	—	—	—	6,451
Staff severance indemnities	—	—	—	1,651
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	828
Tax loss carry-forwards	—	19,138	—	—
Losses from derivative transactions	319	—	—	—
Other	626	788	75	247

Total deferred taxes	7,990	22,179	12,869	72,557
Total complementary accounts	(2)	(781)	(4,723)	(36,704)
Valuation allowance	—	(775)	—	—

Total deferred taxes	7,988	20,623	8,146	35,853

Deferred income taxes per balance sheet	—	—	158	15,230

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 13 - Income Taxes and Deferred Income Taxes, continued

c)     Income tax expense is summarized as follows:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Provision for current income tax	(2,829)	(2,911)	(2,370)
Effect of deferred tax assets and liabilities	(7,731)	(9,344)	(7,115)
Adjustment of prior year tax charge	56	—	—
Effect of amortization of complementary accounts	(5,917)	1,405	2,463
Effect on deferred tax assets and liabilities due to changes in valuation provision	236	(775)	—
Other tax charges and credits	129	1,070	(516)

Total income tax expense	(16,056)	(10,555)	(7,538)

Note 14 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2003	2002

	ThUS$	ThUS$
Balance as of January 1	9,143	8,326
Increases in obligation	2,283	4,046
Payments	(2,802)	(1,672)
Exchange differences	1,503	(1,557)

Balance as of December 31	10,127	9,143

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 15 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2003	2002	2003	2002	2001

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Soquimich Comercial S.A.	25,634	19,520	(3,107)	(1,867)	(1,804)
Ajay SQM Chile S.A.	3,172	3,185	(250)	(362)	(376)
Cape Fear Bulk LLC	100	104	(94)	(100)	(50)
PT SQM Indonesia	—	—	—	9	—
Fertilizantes Naturales S.A.	272	220	(63)	(45)	(37)
SQM México Nitratos S.A. de C.V.	(82)	—	86	—	(116)
SQM Italia S.R.L	23	20	(1)	4	—
Mineag SQM Africa Limited	—	—	(225)	—	—

Total	29,119	23,049	(3,654)	(2,361)	(2,383)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 16 - Shareholders’ equity

a)     Changes to Shareholders’ equity consisted of:

	Number of shares	Paid-in capital	Other reserves	Accumulated deficit from subsidiary in development stage	Retained earnings	Net income	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2001	263,196,524	477,386	139,828	(1,832)	181,607	27,104	824,093
Transfer 2000 net income to retained earnings	—	—	—	—	27,104	(27,104)	—
Declared dividends 2001	—	—	—	—	(13,345)	—	(13,345)
Net loss from subsidiary in development stage (1)	—	—	—	(391)	—	—	(391)
Other comprehensive income (2)	—	—	(8,762)	—	—	—	(8,762)
Net income for the year	—	—	—	—	—	30,102	30,102

Balance as of December 31, 2001	263,196,524	477,386	131,066	(2,223)	195,366	30,102	831,697

Transfer 2001 net income to retained earnings	—	—	—	—	30,102	(30,102)	—
Declared dividends 2002	—	—	—	—	(14,844)	—	(14,844)
Net loss from subsidiary in development stage (1)	—	—	—	(1,438)	—	—	(1,438)
Other comprehensive income (2)	—	—	(5,955)	—	—	—	(5,955)
Net income for the year	—	—	—	—	—	40,202	40,202

Balance as of December 31, 2002	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662

Transfer 2002 net income to retained earnings	—	—	—	—	40,202	(40,202)	—
Declared dividends 2003	—	—	—	—	(19,894)	—	(19,894)
Net loss from subsidiary in development stage (1)	—	—	—	(2,858)	—	—	(2,858)
Other comprehensive income (2)	—	—	16,309	—	—	—	16,309
Net income for the year	—	—	—	—	—	46,753	46,753

Balance as of December 31, 2003	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972

(1)	As of December 31, 2003 the only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension plan.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 16 - Shareholders’ Equity, continued

b)     The composition of other comprehensive income as of December 31, 2003 is as follows:

		For the years ended December 31,			As of December 31,

		2003	2002	2001	2003	2002

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Technical appraisal		—	—	—	151,345	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	6,421	(1,792)	(3,178)	(2,496)	(8,917)
Isapre Norte Grande Ltda.	(1)	—	(19)	(28)	(98)	(98)
Inversiones Augusta S.A.	(1)	—	—	(312)	(761)	(761)
SQM Ecuador S.A.	(3)	—	—	—	(270)	(270)
Almacenes y Depósitos Ltda.	(1)	1	(21)	—	(90)	(91)
Asociación Garantizadora de Pensiones	(1)	2	(3)	(5)	(14)	(17)
Empresas Melón S.A.	(1)	9,446	(2,973)	(5,185)	(6,190)	(15,635)
Sales de Magnesio Ltda.	(1)	69	—	(16)	53	(16)
SQM North America Corp.	(2)	370	(1,147)	—	(777)	(1,147)
Other Companies	(1)	—	—	—	718	718

Total other comprehensive income		16,309	(5,955)	(8,724)	141,420	125,111

(1)	Corresponds to translation adjustments.
(2)	Corresponds to a change in the valuation of the Company’s under-funded pension plan.
(3)	Corresponds to the translation adjustment produced by the application of the economic transformation law implemented by the Ecuadorian Government.

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

	Series A :		If the election of the president of the Company results in a tied vote, the Company’s directors may vote once again, without the vote of the director elected by the Series B shareholders.
	Series B:	1)	A general or extraordinary shareholders’ meeting may be called at the request of shareholders representing 5% of the Company’s Series B shares.
		2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company’s president, at the request of a director elected by Series B shareholders.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 17 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end.  Changes in fair value are recognized in income with the net asset or liability recorded in other current assets or liabilities, respectively.  Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2003 and 2002, the Company’s derivative instruments are detailed as follows:

2003 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position Purchase(“P”)	(Liability) Asset amount	Income (loss) recorded

US dollar Put Option	24,570	1st quarter of 2004	Exchange rate	P	—	(20)
US dollar Put Option	11,494	1st quarter of 2004	Exchange rate	P	—	(20)
US dollar Forward	408	1st quarter of 2004	Exchange rate	P	(12)	(12)
US dollar Forward	3,006	1st quarter of 2004	Exchange rate	P	142	142
US dollar Forward	3,980	1st quarter of 2004	Exchange rate	P	(48)	(48)
US dollar Forward	4,500	1st quarter of 2004	Exchange rate	P	(138)	(138)
US dollar Forward	159	2nd quarter of 2004	Exchange rate	P	(10)	(10)
US dollar Forward	201	2nd quarter of 2004	Exchange rate	P	(12)	(12)
US dollar Forward	27	1st quarter of 2004	Exchange rate	P	(2)	(2)
US dollar Forward	159	1st quarter of 2003	Exchange rate	P	10	10
US dollar Forward	201	2nd quarter of 2004	Exchange rate	P	12	12
US dollar Forward	27	1st quarter of 2004	Exchange rate	P	2	2
US dollar Forward	3,000	1st quarter of 2004	Exchange rate	P	(216)	(216)
US dollar Forward	5,500	1st quarter of 2004	Exchange rate	P	(176)	(176)

	57,232				(448)	(488)

2002 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position Purchase(“P”)	(Liability) Asset amount	Income (loss) recorded

US dollar Forward	1,000	1st quarter of 2003	Exchange rate	P	(17)	(17)
US dollar Forward	1,000	1st quarter of 2003	Exchange rate	P	(18)	(18)
US dollar Forward	2,000	1st quarter of 2003	Exchange rate	P	16	16
US dollar Forward	2,000	1st quarter of 2003	Exchange rate	P	21	21
US dollar Forward	3,000	2nd quarter of 2003	Exchange rate	P	(54)	(54)
Swap	2,681	1st quarter of 2003	Interest rate	P	(1,884)	(4,764)
US dollar Put Option	14,400	1st quarter of 2003	Exchange rate	P	—	(19)
US dollar Put Option	9,600	1st quarter of 2003	Exchange rate	P	—	(165)
US dollar Put Option	2,400	1st quarter of 2003	Exchange rate	P	—	(6)
US dollar Put Option	3,800	1st quarter of 2003	Exchange rate	P	—	(30)
US dollar Put Option	4,700	1st quarter of 2003	Exchange rate	P	—	(56)
US dollar Put Option	3,700	2nd quarter of 2003	Exchange rate	P	—	(57)
US dollar Put Option	4,800	2nd quarter of 2003	Exchange rate	P	—	(90)
US dollar Put Option	3,800	2nd quarter of 2003	Exchange rate	P	—	(83)
US dollar Put Option	4,000	3rd quarter of 2003	Exchange rate	P	—	(98)
US dollar Put Option	2,300	3rd quarter of 2003	Exchange rate	P	—	(61)
US dollar Put Option	720	3rd quarter of 2003	Exchange rate	P	—	(22)

	65,901				(1,936)	(5,503)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 18 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Interest income	2,957	4,140	7,130
Reversal of allowance for doubtful accounts	422	584	2,644
Net foreign exchange gains	6,590	—	—
Reversal of allowance for staff severance indemnities	—	1,308	—
Insurance recoveries	154	1,065	—
Reversal of provision relating to Distrinor	—	800	—
Sale of mining concessions	135	—	4,000
Sale of materials and services	827	273	611
Equity participation in net income of unconsolidated subsidiaries	5,529	3,479	1,739
Other income	2,040	2,388	2,190

Total	18,654	14,037	18,314

b)	Non-operating expenses:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Non-capitalizable project expenses	8,965	3,019	2,763
Interest expense	21,777	29,666	36,670
Equity participation in net losses of unconsolidated subsidiaries	1	473	549
Amortization of goodwill	1,134	1,219	794
Net foreign exchange losses	—	3,483	3,122
Work disruption expenses	1,640	—	—
Provision for compensation and legal costs	1,442	—	—
Pension plan curtailment charge	87	1,467	—
Project relating to commercial effectiveness	—	1,147	—
Increase in allowance for doubtful debts	687	641	—
Unrecoverable taxes	690	91	—
Restructuring costs and severance indemnities	—	—	1,958
Other expenses	3,390	2,810	1,635

Total	39,813	44,016	47,491

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 19 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are netted with foreign exchange differences in other operating results of the income statement and summarized as follows:

	(Charge) credit to income from operations

	2003	2002	2001

	ThUS$	ThUS$	ThUS$

Property, plant and equipment	60	147	157
Other assets and liabilities	193	73	257
Shareholders’ equity	(459)	(1,386)	(1,588)

Subtotal price-level restatement	(206)	(1,166)	(1,174)

Net readjustment of assets and liabilities denominated in UF	188	306	403

Net price-level restatement	(18)	(860)	(771)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 20 – Assets and Liabilities Denominated in Local and Foreign Currency

	2003	2002

	ThUS$	ThUS$
Assets
Chilean pesos	173,310	107,518
US dollars	1,074,602	1,125,221
Euros	67,821	57,878
Japanese Yen	2,461	1,786
Brazilian Real	2,251	2,496
Mexican pesos	21,131	15,213
UF	12,937	10,655
South African Rand	6,662	—
Other currencies	2,301	1,527
Current liabilities
Chilean pesos	46,582	34,099
US dollars	78,884	40,846
Euros	13,347	15,815
Japanese Yen	147	244
Brazilian Real	646	468
Mexican pesos	3,443	1,317
UF	250	5,158
South African Rand	282	—
Other currencies	1,678	405
Long-term liabilities
Chilean pesos	112	—
US dollars	289,672	343,119
Japanese Yen	—	67
UF	9,267	8,043
Other currencies	75	2

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 21 - Extraordinary Items

Extraordinary items relate only to the year-ended December 31, 2001 and relate to restructuring expenses and are summarized as follows:

2001

ThUS$
Employee benefits paid	(450)
Restructuring and advisory expenses	(5,341)
Tax effect on extraordinary items	857

Total	(4,934)

Note 22 – Commitments and contingencies

I.	Contingencies:

	(a)	The Company did not record the potential insurance reimbursement for damages incurred in the potassium sulfate wells in the Atacama salt deposit.

	(b)	Material lawsuits or other legal actions of which the Company is party to:

i)
During the first quarter of 2001, the Company filed an arbitration claim against its insurers, ACE Seguros S.A. and Chubb de Chile Compañía de Seguros Generales S.A., for payment of ThUS$36,316 in indemnifications related to the leak of brines from the pre-concentration ponds that were built by the Company in the Salar de Atacama, which caused losses to the Company of boron, lithium, potassium sulfate and other salts that were to be obtained from such ponds and used in production. The insurance companies argued that the leak was caused by a defect in the design of the ponds attributable to SQM and, therefore, have denied payment of all amounts.

ii)
During the last quarter of 2002, the French company Compagnie Du Guano de Poisson Angibaud S.A. (“Angibaud”) filed an arbitration claim under French arbitration laws (Association Francaise d’Arbitrage) against the Company requesting indemnification for the alleged early termination of a contract with Generale de Nutrition Vegetale SAS (“GNV”), a French company in which Angibaud and the Company had a 50% share ownership, that held the distribution rights to certain of the Company’s products in France. Angibaud has since filed additional claims against the Company for payment of GNV’s debts, recovery of invoiced amounts and other matters. The total amount demanded is ThEuro$30,295.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 22 – Commitments and Contingencies, continued

I.	Contingencies, continued

(c)
The Company is party to various other lawsuits arising in the ordinary course of business. Management considers it unlikely that any losses associated with the pending lawsuits will significantly affect the Company’s results of operations, financial position and cash flows.

II.	Commitments:

(a)
The subsidiary SQM Salar S.A. maintains an agreement with CORFO, a Chilean government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales of each type of product. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$4,024, ThUS$3,411 and ThUS$3,169 in 2003, 2002 and 2001, respectively.

(b)
The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

Note 23 - Third Party Guarantees

As of December 31, 2003 and 2002 the Parent Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	December 31, 2003	December 31, 2002

			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	1,833	2,650
Bank of America N.A.	RS Agro-Chemical Trading A.V.V.	Subsidiary	—	80,207

Note 24 - Sanctions

During 2003 and 2002, the SVS did not apply sanctions to the Company, its directors or managers.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements

Note 25 – Environmental Projects

Cumulative disbursements incurred by the Company as of December 31, 2003 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

	2003	Future Disbursements*

	ThUS$	ThUS$
Project
Environmental department	383	—
Coya Sur sewage treatment plant	555	—
Tocopilla project	792	81
Engineering and building of María Elena piles	2,014	577
Replacement of oil with natural gas	208	—
Other	408	130

Total	4,360	788

* These amounts represent the Company’s estimated future expenditures related to these projects.

Note 26 - Subsequent Events

At an extraordinary shareholders meeting held on February 20, 2004 of Empresas Melon S.A., a related company accounted for under the equity method, it was agreed to divide the company into two separate companies: Empresas Melón S.A. and Inmobiliaria San Patricio S.A.  As a result of this operation, SQM S.A. maintains a 14.05% participation in both companies, the same as it previously held in Empresas Melón S.A.

As a result of the energy crisis in Argentina, on March 24, 2004 the Argentine Government issued Resolution 265/2004 and further, on March 29, 2004 issued Resolution No. 27/2004. In summary, these Resolutions had the effect of restricting gas exports to Chile. The Company uses natural gas from Argentina to generate the heat necessary for the operation of its industrial plants in Region II of Chile. The gas is supplied by Distrinor S.A. under a 10-year supply contract signed in May 2001. In May 2004 Distrinor S.A. informed the Company that the supply of gas would be restricted during May and June but should return to normal levels by July 2004.

The industrial plants are also equipped to consume diesel fuel and some, after additional investment, will be able to consume fuel oil. Both fuel oil and diesel are more expensive than natural gas. The additional costs that the Company may suffer as a result of the restricted gas supply will depend on the extent of the volume restriction and the length of time it continues. As of the date of these financial statements, the Company is not able to quantify the economic effect of these restrictions on their financial position.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from accounting principles generally accepted in the United States (“US GAAP”).  Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The principal differences between Chilean GAAP and US GAAP are described below together with explanations, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board of the United States of America.

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

b)          Deferred income taxes

As described in note 2 j), on January 1, 2000 the Company began applying Technical Bulletin No. 60, and related amendments, of the Chilean Association of Accountants concerning deferred taxes.  These technical bulletins require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, using an asset and liability approach.  For US GAAP purposes, the Company applies SFAS 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted tax rates.

Prior to implementation of Technical Bulletin No. 60 and related amendments, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)          Deferred income taxes, continued

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin No. 60 provides for a period of transition whereby a transitional provision, a contra asset or liability (referred to as “complementary”) has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

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

For the purposes of reconciling to US GAAP, the Company applies SFAS 52, “Foreign Currency Translation”, which requires a functional currency translation approach. Under SFAS 52 the Company has determined that the US dollar is the functional currency of all domestic and foreign subsidiaries. Accordingly, financial statements of subsidiaries, which do not maintain their accounting records in US dollars, are remeasured into US dollars, after the elimination of price-level adjustments, if any, as follows:

Balance sheet accounts:

•	Monetary assets and liabilities are translated at the year-end exchange rate; and

•	Non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

c)           Translation of foreign currency financial statements, continued

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

The effect of eliminating price-level restatement and the inclusion in income of translation gains and losses from subsidiaries that maintain their records in Chilean pesos is included in paragraph I p) below.

d)          Empresas  Melón S.A.

During 1998, the Company purchased a 14.05% participation in Empresas Melón S.A., (“Melón”) a cement manufacturing company. Significant adjustments between Chilean GAAP and US GAAP relating to Melón both in the accounting of the purchase and in the subsequent accounting treatment are as follows:

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

Under US GAAP, the Company calculates goodwill as the difference between the purchase price and the proportionate fair value of the assets and liabilities purchased. The purchase price is allocated to the assets and liabilities based on the estimated fair market value of such assets and liabilities at the date of acquisition.

Under US GAAP, due to the increased net value of the acquired assets and liabilities, negative goodwill was generated. Such negative goodwill has been allocated to the fixed assets acquired, reducing the accounting base, and consequently the depreciation of such fixed assets.

The effects of reversing goodwill recorded and its related amortization recognized under Chilean GAAP and the recognition of the new basis of assets and liabilities and subsequent depreciation are set forth in paragraph I p) below.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

          d-2)     Accounting for participation in Melón on a US GAAP basis

Pursuant to a shareholders agreement, the Company exerts significant influence over Empresas Melón S.A and thus it accounts for this investment under the equity method, consistent with to Chilean GAAP.

The Company must recognize its participation of income and net assets of Melón under US GAAP, therefore a US GAAP basis of Melón is prepared. The principle differences between Chilean GAAP and US GAAP as they exist in Melón relate to deferred taxes and the elimination of price-level restatement.

As the functional currency of Melón is the Chilean peso, under US GAAP the financial statements must be converted into dollars in accordance with SFAS 52 as described in paragraph c) above.  The effect of recognizing income and net assets under the equity method under US GAAP is set forth in paragraph I p) below.

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

The principal effects in 2003 and 2002 of recognizing assets and liabilities as recorded under US GAAP, which would result from the consolidation of the subsidiaries SCM Antucoya and SQM Lithium Specialties Limited Partnership LLP, are as follows:

	2003	2002

	ThUS$	ThUS$
Effect on:
Assets Increase /(Decrease)
Current assets	318	787
Fixed asset	27,995	32,994
Investment in related companies	(28,067)	(33,925)
Other Assets	750	904
Related party receivable	(573)	—
Liabilities (Increase)/Decrease
Current liabilities	(144)	(581)
Related party payables	—	100
Deferred income taxes	(279)	(279)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

f)          Minimum Dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph I p) below to recognize the corresponding decrease in net equity at December 31 for each year for the difference between 30% of net income and interim dividends paid during the year.

Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

g)          Loans to Employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$1,452, ThUS$8,224 and ThUS$6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$1,102, ThUS$3,903 and ThUS$6,865 at December 31, 2003, 2002 and 2001, respectively, has been treated as a reduction of shareholders’ equity under paragraph I p) below.

h)          Capital leases

During 1992 and 1994, the Company entered into rental agreements covering certain equipment, which had an original cost basis of ThUS$16,507. In accordance with Chilean GAAP these transactions have been recorded as operating leases with the rental payments recognized in income on an accrual basis. Under US GAAP, the transactions were recorded as capital leases, with the equipment recorded in fixed assets and the associated present value of future minimum lease payments recorded as an obligation. During 2002, the Company exercised the purchase option on such assets. Accordingly, the fixed assets were recognized at the cost of the purchase option in Chilean GAAP, and as of December 31, 2002 had been fully depreciated under Chilean and US GAAP.  The effect of accounting for the equipment as capital leases under US GAAP and the subsequent exercise of the purchase option is set-forth in paragraph I p) below.

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

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

i)     Staff Severance Indemnities, continued

Under US GAAP, termination indemnity employee benefits are accounted for in accordance with SFAS 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with SFAS 87 is set forth under paragraph I p) below and the effects in income in the years ended December 31, 2001, 2002 and 2003 are disclosed in  “II Additional Disclosure Requirements” below.

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

k)     Derivatives

In June 1998, the Financial Accounting Standards Board issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”   SFAS 133 requires that all of a company’s derivative instruments be recorded in the balance sheet at fair value and that changes in a derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.  Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.  The Company adopted SFAS 133 on January 1, 2001 and the cumulative effect of adoption was not significant.

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

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Derivatives, continued

k-2)     Fair value accounting of derivatives

The Company enters into forward exchange contracts principally to mitigate the risk associated with maintaining certain accounts receivable in foreign currencies. The purpose of the Company’s foreign currency-hedging activities is to protect the Company from the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers. The effects of accounting for derivatives under Chilean GAAP are recorded in income.

The Company periodically uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio.  Interest rate swap agreements are generally entered into at the time floating rate debt is issued, in order to convert the floating rate debt to a fixed rate.  As of December 31, 2003 the Company had no interest rate swap contracts in place.

The Company does not have the documentation and hedge effectiveness to qualify for hedge accounting, as required under SFAS 133. Therefore all derivatives have been accounted at fair value with changes in fair value recorded in income.

The effect of measuring the derivative instruments at their fair value and the corresponding effect in income is set forth under paragraph I p) below.

l)     Goodwill

For US GAAP purposes, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002, and did not amortize goodwill related to acquisitions made after June 30, 2001. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

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

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)     Negative goodwill
Negative goodwill was generated on the acquisition of the investments in SQM Salar S.A. and Minera Mapocho S.A. Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit.  However, in the period of adoption, SFAS 141, “Business Combinations” requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle.  The effects of reversing goodwill recorded and its related amortization, the recognition of the new basis of assets and liabilities and subsequent depreciation and writing off the remaining balance of negative goodwill are set-forth in paragraph I p) below as follows:

m-1:	The effects of reducing depreciation expense, due to the allocation of the excess purchase price to property, plant and equipment;
m-2:	The reversal of negative goodwill amortization recorded under Chilean GAAP.

n)     Capitalized interest

In accordance with Chilean GAAP, only those legal entities that have financial expenses may capitalize interests on debt related to property, plant, equipment under construction and other projects.

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

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)     Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Net income as shown in the accompanying financial statements	46,753	40,202	30,102
Revaluation of property, plant and equipment (paragraph a)	4,580	3,787	4,177
Deferred income taxes (paragraph b)	5,738	(1,657)	(2,651)
Translation of foreign currency financial statements (paragraph c)	7,455	(2,385)	(3,893)
Empresas Melón S.A. purchase accounting adjustments (paragraph d-1)	(264)	(128)	(153)
Accounting for participation in Melón on a US GAAP basis (paragraph d-2)	250	146	25
Consolidation and net loss of subsidiaries in the development stage (paragraph e)	(2,858)	(1,438)	(391)
Capital leases (paragraph h)	—	(783)	(713)
Staff severance indemnities (paragraph i)	(1,902)	1,007	(702)
Derivatives - sale of swaps (paragraph k-1)	175	1,180	1,859
Derivatives - fair value accounting of derivatives (paragraph k-2)	309	4,148	(4,457)
Goodwill (paragraph l)	631	714	—
Negative goodwill (paragraph m)
M-1: Depreciation expense	104	571	555
M-2: Negative goodwill amortization	(370)	(414)	(414)
Capitalized interest (paragraph n)	—	1,643	—
Minority interest (paragraph o)	(3,041)	959	367
Deferred income tax effect of the above US GAAP adjustments	214	(1,111)	672

Net income under US GAAP before effect of change in accounting principle	57,774	46,441	24,383

Cumulative effect of change in accounting principle (paragraph m)	—	457	—
Net income under US GAAP	57,774	46,898	24,383

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	370	(1,147)	—
Translation adjustment	8,802	(3,959)	(5,514)
Deferred gain from sale of swaps (paragraph k-1)	(146)	(979)	1,121

Total comprehensive income under US GAAP	66,800	40,813	19,990

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)     Effects of conforming to US GAAP, continued

The adjustments required to conform shareholders’ equity amounts under Chilean GAAP to US GAAP are as follows:

	2003	2002

	ThUS$	ThUS$
Net shareholders’ equity as shown in the accompanying financial statements	889,972	849,662
Revaluation of property, plant and equipment: (paragraph a)
Property, plant and equipment	(131,947)	(131,947)
Accumulated depreciation	101,036	96,456
Deferred income taxes (paragraph b)	(34,906)	(40,644)
Translation of foreign currency financial statements (paragraph c)
Property, plant and equipment, net	(10,051)	(8,940)
Inventory	(1,698)	79
Goodwill, net	(209)	—
Other assets	(8)	—
Empresas Melón S.A. purchase accounting adjustments: (paragraph d-1)
Investments in related companies	8,437	7,685
Goodwill	(11,591)	(10,183)
Accumulated amortization	3,101	2,598
Accounting for participation in Melón on a US GAAP basis (paragraph d-2)	(2,060)	(1,546)
Minimum dividend (paragraph f)	(14,026)	(11,685)
Employer loans used to purchase shares (paragraph g)	(1,102)	(3,903)
Staff severance indemnities (paragraph i)	(3,472)	(1,570)
Derivatives - Fair value accounting of derivatives (paragraph k-2)	—	(309)
Goodwill (paragraph l)	1,345	714
Negative goodwill: (paragraph m)
m-1: Property, plant and equipment	(3,156)	(3,156)
m-1: Accumulated depreciation	1,560	1,456
m-2: Negative goodwill	3,156	3,156
m-2: Accumulated amortization	(2,673)	(2,303)
Capitalized interest (paragraph n)	1,643	1,643
Effect of minority interest on US GAAP adjustments (paragraph o)	1,036	1
Deferred income tax effect of the above US GAAP adjustments	311	68

Shareholders’ equity in accordance with US GAAP	794,698	747,332

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)     Effects of conforming to US GAAP, continued

The changes in the net equity accounts determined under US GAAP are summarized as follows:

Balance at January 1, 2001	712,314

Reversal of accrued minimum dividend at December 31, 2000	8,131
Distribution of final 2000 dividend	(13,345)
Accrued minimum dividend at December 31, 2001	(8,731)
Employer loans used to purchase shares	1,437
Gain on sale of shares in subsidiary	1,559
Other comprehensive loss	(4,393)
Net income for the year	24,383

Balance at December 31, 2001	721,355

Reversal of accrued minimum divided at December 31, 2001	8,731
Distribution of final 2001 dividend	(14,844)
Accrued minimum dividend at December 31, 2002	(11,685)
Employer loans used to purchase shares	2,962
Other comprehensive loss	(6,085)
Net income for the year	46,898

Balance at December 31, 2002	747,332

Reversal of accrued minimum divided at December 31, 2002	11,685
Distribution of final 2002 dividend	(19,894)
Accrued minimum dividend at December 31, 2003	(14,026)
Employer loans used to purchase shares	2,801
Other comprehensive income	9,026
Net income for the year	57,774

Balance at December 31, 2003	794,698

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

II.     Additional Disclosure Requirements

The following disclosures are not generally required or recommended for presentation in the financial statements under Chilean GAAP, but are required under US GAAP:

a)     Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

	2003	2002	2001

	(Expressed in single US dollars)
Basic and diluted earnings per share under Chilean GAAP	0.18	0.15	0.11
Basic and diluted earnings per share under US GAAP before effect of change in accounting principle	0.22	0.18	0.09
Effect of accounting change on earnings per share	—	0.00	—

Basic and diluted earnings per share under US GAAP	0.22	0.18	0.09

Dividends declared per share (1)	0.08	0.06	0.05
Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

(1) Represents dividends declared and paid in accordance with Chilean GAAP.

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year. For the years presented the Company did not have convertible securities outstanding.

b)     Income taxes

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 16.5% (16% in 2002 and 15% in 2001) to pretax accounting income on a US GAAP basis as a result of the following differences:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Consolidated pretax income under US GAAP	74,573	61,623	35,916
Statutory tax rate	16.5%	16%	15%

Theoretical tax at statutory rate	12,305	9,860	5,387
Non-deductible items	(2,325)	1,955	3,311
Difference in tax rates in foreign jurisdictions	360	1,095	330
Valuation allowance	(236)	775	—
Other	—	(362)	489

Total income tax under US GAAP	10,104	13,323	9,517

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)     Income taxes, continued

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP:

	2003	2002

	ThUS$	ThUS$
Deferred Tax Assets
Allowance for doubtful debts	1,675	1,570
Vacation accrual	1,044	767
Unrealized gains on sales of products	5,318	5,310
Provision for obsolescence	2,620	1,651
Losses from derivative transactions	90	399
Tax loss carryforwards (1)	13,392	19,138
Other accruals	1,349	1,414

Gross deferred tax assets	25,488	30,249
Valuation allowance	(539)	(775)

Total deferred tax assets	24,949	29,474

Deferred Tax Liabilities
Production expenses	(15,726)	(12,794)
Accelerated depreciation	(59,592)	(58,833)
Staff severance indemnities	(1,414)	(1,384)
Exploration expenses	(4,119)	(4,122)
Capitalized interest	(6,425)	(6,730)
Other	(1,541)	(1,575)

Total deferred tax liabilities	(88,817)	(85,438)

(1)
The Company’s tax loss carry forwards were primarily generated from losses incurred in Chile and Mexico.  In accordance with current laws, in Chile tax losses may be carried forward indefinitely and in Mexico they expire after 10 years.  For the years ended December 31, 2003, 2002 and 2001 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$6,567, ThUS$8,572 and ThUS$4,506, respectively.

Tax loss carry forwards relate to the following countries as of December 31:

	2003	2002

	ThUS$	ThUS$
Chile	9,042	13,867
Mexico	2,328	3,818
Other	2,022	1,453

Total	13,392	19,138

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)     Income taxes, continued

The classification of the deferred tax assets and liabilities detailed above is as follows:

	2003	2002

	ThUS$	ThUS$
Short-term	(6,223)	(4,799)
Long-term	(57,645)	(51,165)

Net deferred tax liabilities	(63,868)	(55,964)

The provision for income taxes in accordance with US GAAP is as follows:
	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Income tax expense under Chilean GAAP- Note 13	16,056	10,555	7,538
Additional deferred tax under US GAAP	(214)	1,111	(672)
Reversal of complementary Accounts	(5,738)	1,657	2,651

Total tax provision U.S GAAP	10,104	13,323	9,517

In accordance with Chilean Law No. 19,753, which was issued on September 28, 2001, the corporate income tax rate increased from 16% to 16.5% for the year 2003, and will increase to 17% for the year 2004 and thereafter. The effect of such rate increases on deferred taxes under US GAAP was ThUS$ 5,634 for the year ended December 31, 2001.

US GAAP before tax income related to Chile and foreign operations for the years ended December 31 is as follows:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Chile	59,625	63,919	34,879
Foreign	14,948	(2,296)	1,037

Total	74,573	61,623	35,916

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2003			2002			2001

	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	7,193	1,301	8,494	10,471	2,104	12,575	8,725	1,339	10,064
Foreign	711	899	1,610	150	598	748	(1,578)	1,031	(547)

Total	7,904	2,200	10,104	10,621	2,702	13,323	7,147	2,370	9,517

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

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

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2003, 2002 and 2001:

	Year ended December 31, 2001

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThUS$	ThUS$	ThUS$
Beginning balance	(6,050)	—	(6,050)

Translation adjustment	(5,514)	—	(5,514)
Deferred gain on sale of swaps	1,354	(233)	1,121

Net unrealized losses	(4,160)	(233)	(4,393)

Ending balance	(10,210)	(233)	(10,443)

	Year ended December 31, 2002

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThUS$	ThUS$	ThUS$
Beginning balance	(10,210)	(233)	(10,443)

Translation adjustment	(3,959)	—	(3,959)
Deferred gain on sale of swaps	(1,180)	201	(979)
Minimum pension liability adjustment	(1,850)	703	(1,147)

Net unrealized losses	(6,989)	904	(6,085)

Ending balance	(17,199)	671	(16,528)

	Year ended December 31, 2003

	Before-tax amount	Tax (expense ) or benefit	Net-of-tax amount

	ThUS$	ThUS$	ThUS$
Beginning balance	(17,199)	671	(16,528)

Translation adjustment	8,802	—	8,802
Deferred gain on sale of swaps	(175)	29	(146)
Minimum pension liability adjustment	597	(227)	370

Net unrealized gains	9,224	(198)	9,026

Ending balance	(7,975)	473	(7,502)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

d)     Credit Agreements

The Company has renewable lines of credit arrangements for short-term Chilean peso and US dollar borrowings with various Chilean and foreign banks totaling, in the aggregate, ThUS$ 422,000 and ThUS$ 260,000 at December 31, 2003 and 2002, respectively. There was ThUS$ 307,000 and ThUS$ 202,500 available as of December 31, 2003 and 2002, respectively.

The Company pays no commitment fees on such lines of credit. A breakdown of the lines of credit and the average interest rates as of December 31, 2003 are as follows:

	Available Line of Credit	Average Interest Rate

	ThUS$
Chilean banks (in Chilean Pesos)	162,000	LIBOR + 0.40%
Foreign banks (in US Dollars)	145,000	LIBOR + 0.79%

Total	307,000

e)     Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under capital leases are recorded in Other accounts payable and are as follows:

ThUS$
2004	246
2005	246
2006	246
2007	227
2008	227
Thereafter	586

Total future minimum lease payments	1,778
Interest	(453)

Present value of net minimum lease payments	1,325

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

e)     Lease commitments, continued

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with specified rates in the agreement.  The Company paid ThUS$ 4,024, ThUS$ 3,411 and ThUS$ 3,169 in 2003, 2002 and 2001 respectively, related to such rental payments (including the minimum annual rental, which was ThUS$ 2,995, ThUS$ 2,816 and ThUS$ 2,762 for 2003, 2002 and 2001, respectively.  Future minimum annual rentals are as follows:

Minimum Annual Rentals

ThUS$
2004	2,961
2005	3,060
2006	3,060
2007	3,060
2008	3,060
Thereafter	70,229

Total	85,430

f)     Foreign exchange losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ 14,036 and ThUS$ (5,868) and ThUS$ (7,015) in 2003, 2002 and 2001, respectively.

g)     Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, marketable securities, and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and other parts of the world, and the Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions as part of the Company’s investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company’s customer base and their dispersion around the world. The Company’s policy is to require collateral for certain accounts as deemed necessary by management, such as letters of credit and guarantee clauses, among others.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

h)      Advertising and Research and development costs

Advertising costs are expensed as incurred and amounted to ThUS$ 1,346, ThUS$ 1,134 and ThUS$ 1,074 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and development costs are expensed as incurred and amounted to ThUS$ 1,444, ThUS$ 2,197 and ThUS$ 2,200 for the years ended December 31, 2003, 2002 and 2001.

i)      Impairment of goodwill and intangible assets with indefinite useful lives

As described in paragraph I l) above the Company adopted SFAS 142 as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

The following details what US GAAP net income for the Company would have been for the year ended December 31, 2001, excluding goodwill amortization expense recognized during that year:

For the year ended December 31, 2001

ThUS$
Reported net income	24,383
Add back: Goodwill amortization	251

Adjusted net income	24,634

Adjusted basic earnings per share	0.09

Goodwill under US GAAP as of December 31 is summarized as follows:

	2003	2002

	ThUS$	ThUS$
Goodwill, gross	7,994	6,286
Accumulated amortization	(1,425)	(1,425)

Goodwill, net	6,569	4,861

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

j)      Reclassification differences between Chilean GAAP and US GAAP

The following reclassifications are required to conform the presentation of Chilean GAAP income statement information to that required under US GAAP.  The reclassification amounts are determined in accordance with Chilean GAAP.

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Non-operating income under Chilean GAAP	18,654	14,037	18,314
Less:
Sale of mining concessions	135	—	4,000
Sale of material and services	827	273	611
Reversal of provision relating to Distrinor	—	800	—
Insurance recoveries	154	1,065	—
Reversal of allowance for staff severance indemnities	—	1,308	—
Reversal of obligations with third parties	422	584	2,644
Other	1,765	2,023	1,875

Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	15,351	7,984	9,184

Non-operating expenses under Chilean GAAP	39,813	44,016	47,491
Less:
Amortization of goodwill	1,134	1,219	794
Restructuring costs and severance indemnities	—	—	1,958
Work disruption expenses	1,640	—	—
Increase in allowance for doubtful debts	687	641	—
Pension plan curtailment charge	87	1,467	—
Non-capitalizable project expenses	8,965	3,019	2,763
Project relating to commercial effectiveness	—	1,147	—
Unrecoverable taxes	690	91	—
Provision for compensation and legal costs	1,442	—	—
Other	3,390	2,541	1,617

Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	21,778	33,891	40,359

In addition, during 2001 under Chilean GAAP, expenses of ThUS$ 4,934 were classified as extraordinary items net of tax whereas under a US GAAP presentation they would have been classified as operating expenses of ThUS$ 5,791 and income taxes of ThUS$ 857.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Industry segment and geographic area information

The Company provides disclosures in accordance with SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas.  Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin American and Caribbean except Chile, Europe, USA and Asia and other.

The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies”(Note 2).

The following segment information is presented in accordance with US GAAP reporting requirements, however, the amounts have been determined in accordance with Chilean GAAP.

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and Other	Elimination	Consolidated

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For the year ended December 31, 2003
Sales to unaffiliated customers	216,820	36,433	219,239	185,224	34,090	—	691,806
Transfers between geographic areas	167,098	11,671	236,119	129,760	22,614	(567,262)	—

Total revenues	383,918	48,104	455,358	314,984	56,704	(567,262)	691,806

Exports by region	—	79,400	164,072	110,834	31,169	—	385,475
Net assets	1,682,653	69,481	14,931	66,084	(100)	(943,077)	889,972
Goodwill	13,289	200	98	—	—	—	13,587
Long-lived assets	2,448,591	17,686	12,853	65,991	134	(1,716,249)	829,006
Expenditures on long-lived assets	56,616	1,614	2,856	5,358	—	—	66,444

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Industry segment and geographic area information, continued

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For the year ended December 31, 2002
Sales to unaffiliated customers	113,551	78,969	187,801	151,978	21,510	—	553,809
Transfers between geographic areas	257,902	15,709	134,414	113,876	13,601	(535,502)	—

Total revenues	371,453	94,678	322,215	265,854	35,111	(535,502)	553,809

Exports by region	—	15,710	111,315	104,277	13,600	—	244,902
Net assets	1,548,929	7,018	13,231	60,317	(426)	(779,407)	849,662
Goodwill	11,136	222	224	—	—	—	11,582
Long-lived assets	2,317,778	12,278	7,348	65,527	112	(1,566,890)	836,153
Expenditures on long-lived assets	39,935	366	796	10,589	5	—	51,691

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For the year ended December 31, 2001
Sales to unaffiliated customers	108,702	84,010	180,662	130,528	22,537	—	526,439
Transfers between geographic areas	314,186	23,540	156,019	99,999	12,329	(606,073)	—

Total revenues	422,888	107,550	336,681	230,527	34,866	(606,073)	526,439

Exports by region	—	22,016	137,397	88,836	12,328	—	260,577
Net assets	1,540,697	8,434	16,862	43,299	(187)	(777,408)	831,697
Goodwill	13,034	—	493	—	—	(167)	13,360
Long-lived assets	2,289,939	14,691	9,536	48,999	117	(1,492,091)	871,191
Expenditures on long-lived assets	33,683	99	72	15,792	32	—	49,678

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)     Industry segment and geographic area information, continued

Sales by product type to unaffiliated customers for the years ended December 31 are as follows:

	2003	2002	2001

	ThUS$	ThUS$	ThUS$
Specialty fertilizers	346,084	281,360	259,076
Iodine and derivatives	84,524	84,131	81,357
Lithium and derivatives	49,615	37,325	36,994
Industrial chemicals	73,561	70,847	69,645
Others	138,022	80,146	79,367

Sales to unaffiliated customers	691,806	553,809	526,439

l)     Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company.  Various limitations are inherent in the presentation, including the following:

-	The data excludes non-financial assets and liabilities, such as property, plant and equipment, and goodwill.

-	While the data represents management’s best estimates, the data is subjective and involves significant estimates regarding current economic and market conditions and risk characteristics.

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

-	Cash and time deposits approximate fair value because of the short-term maturity of these instruments.

-	Marketable securities with a readily determinable market value are recorded at fair value.

-	Current liabilities that are contracted at variable interest rates, are considered to have a fair value equal to book value.

-
For interest-bearing liabilities with an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l)     Estimated Fair Value of Financial Instruments and Derivative Financial Instruments, continued

The following is a detail of the Company’s financial instruments’ Chilean GAAP carrying amount and estimated fair value:

	December 31,

	2003		2002

	Chilean GAAP Carrying Amount	Estimated Fair Value	Chilean GAAP Carrying Amount	Estimated Fair Value

	ThUS$		ThUS$
Assets:
Cash and cash equivalents	69,273	69,273	65,204	65,204
Short-term accounts receivable	183,012	183,012	152,107	152,107
Long-term accounts receivable	7,433	7,433	9,341	9,341
Liabilities:
Short-term bank debt	(57,392)	(57,392)	(2,559)	(2,559)
Short-term notes and accounts payable	(62,525)	(62,525)	(58,064)	(58,064)
Derivative instruments	(448)	(448)	(2,010)	(2,319)
Current and long-term portions of long-term bank debt	(264,596)	(283,812)	(344,804)	(357,294)
Long-term other accounts payable	(2,088)	(2,088)	(2,858)	(2,858)

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

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2003	2002

Weighted-average discount rate	7.5%	7.5%
Rate of increase in compensation levels	0.0%	5.0%
Long-term rate of return on plan assets	8.5%	8.5%

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)     Post-retirement obligations and staff severance indemnities, continued

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2003	2002

	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	4,903	4,492
Service cost	13	284
Interest cost	345	340
Actuarial loss	(186)	20
Benefits paid	(244)	(249)
Plan amendments	—	146
Curtailments/settlements	—	(130)

Benefit obligation at end of the year	4,831	4,903

Change in plan assets:
Fair value of plan assets at beginning of year	4,049	5,741
Actual return (loss) on plan assets	908	(1,443)
Benefits paid	(244)	(249)

Fair value of plan assets at end of year	4,713	4,049

Funded status	(118)	(854)
Unrecognized transitional asset	—	(45)
Unrecognized net actuarial loss	1,255	2,123
Adjustment to recognize minimum pension liability	(1,255)	(2,078)

Accrued pension (liability)/ prepaid pension cost	(118)	(854)

Net periodic pension expense was comprised of the following components for the year ended December 31, 2003:

	2003	2002

	ThUS$	ThUS$
Service cost or benefits earned during the period	13	284
Interest cost on benefit obligation	345	340
Actual return on plan assets	(908)	(477)
Amortization of unrecognized transitional asset	(45)	(68)
Other	682	101

Net periodic pension expense	87	180

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)     Post-retirement obligations and staff severance indemnities, continued

The plan’s asset allocations by asset category as of December 31 are as follows:

	2003	2002

Growth securities	22%	62%
Treasury securities	68%	14%
International securities	4%	12%
Growth & income securities	4%	11%
Money market funds	2%	1%

Total	100%	100%

The transition liability (asset) re-established on January 1, 1992 is being amortized in level amounts over 11.66 years.

The excess of the unrecognized (gain) or loss (if any) over the larger of 10% of the projected benefit obligation or 10% of the market related value of assets is amortized in level amounts over 19.03 years.

All unrecognized prior service costs have been considered fully amortized as a result of the December 31, 2002 curtailment brought about as the result of the December 31, 2002 cessation of benefit accruals.

The Company expects to make a contribution to the plan during 2004 in the amount of ThUS$ 82. This represents the minimum funding requirement for the January 1, 2003 through December 31, 2003 plan year.

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

Under US GAAP, the cash movements within subsidiaries in the development stage would be included in the consolidated statement of cash flows, as described in paragraph I e). The effect on the consolidated statement of cash flows is not material for the periods presented.

o)     Restrictions which limit the payment of dividends by the registrant

The amount of consolidated retained earnings which represents undistributed earnings of investments accounted for under the equity method as of December 31, 2003 is ThUS$ 3,489.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)     Recently issued accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities-an interpretation of ARB 51,” to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.  Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities.  In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 to variable interest entities created after January 31, 2003. The Company has not created any VIE’s or entered into a relationship with anyone that qualifies as a VIE after January 31, 2003.  Additionally, the Company does not believe that it had any business relationships qualifying as SPE’s or VIE’s prior to February 1, 2003, and has therefore, not consolidated any such entities as of December 31, 2003 or provided any disclosures, nor does it anticipate having to do so in the next year.

On January 23, 2003, the Emerging Issues Taskforce issued EITF 00-21 “ Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.  The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. As a foreign private issuer the adoption of EITF 00-21 is required on January 1, 2004 for the Company. The Company is currently evaluating the effects of its implementation.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)     Recently issued accounting pronouncements, continued

In June 2001 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. This standard requires that an asset retirement obligation (“ARO”) associated with tangible long-lived assets be measured and recorded at the fair value when the obligation is incurred. An entity must also capitalize the cost of the ARO by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation and recognizes a gain or loss for any difference from the recorded amount. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 effective January 1, 2003 however the implementation of this standard had no effect on the Company’s results of operations or financial position as the Company has no legal obligations related to asset retirement costs or environmental restoration.

In June 2003, the FASB issued SFAS 150, ‘‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.’’ SFAS 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a significant impact on the Company’s results of operations, financial position or cash flows.

In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, “Combinación de Negocios Inversiones Permanentes y Consolidación de Estados Financieros”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2004 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.