Form 20-F
period 2004-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2005-06-30
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Commission file number 33-65728 / 33-99188 / 333 -10068

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

CHILE
(Jurisdiction of incorporation or organization)

El Trovador 4285, Piso 6, Santiago, Chile (562) 425-2000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Series A shares, in the form	New York Stock Exchange
of American Depositary Shares
Series B shares, in the form	New York Stock Exchange
of American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Back to Contents

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to “we”, “us”, “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of June 15, 2005, UF 1.00 was equivalent to US$ 29.63 and Ch$ 17,463.

The Republic of Chile is governed by a democratic government, organized in twelve regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the First Region, also named Tarapacá Region, and in the Second Region, also named Antofagasta Region.

Our fiscal year ends on December 31.

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

GLOSSARY

“assay values ” Chemical result or mineral component amount that contains the sample.

“average global metallurgical recoveries” Percentage that measures the metallurgical treatment effectiveness based on the quantitative relationship between the initial product contained in the mine-extracted material and the final product produced in the plant.

“average mining exploitation factor” Index or ratio that measures the mineral exploitation effectiveness (defined below), based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.

“Corfo” Corporation of Promotion of Production (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting and facilitating Chile’s manufacturing productivity and commercial development.

“cut-off grade ” The minimal assay value or chemical amount of some mineral component above which results in economical exploitability.

“dilution” Loss of mineral grade because of contamination with barren material (or waste) incorporated in some exploited ore mineral.

“exploitation losses” Amounts of ore mineral that have not been extracted in accordanc e with exploitation designs.

Back to Contents

“fertigation” The processing of plant nutrients using an irrigation system.

“geostatistical analysis” Statistical tools applied to mining planning, geology and geochemical data that allow estimation of averages, grades and quantities of mineral resources and reserves.

“heap leaching pads” Padding or filling of rocks from which will be extracted the soluble mineral by irrigation with water.

“horizontal layering” Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).

“hypothetical resources” Mineral resources that have limited geochemical reconnaissance, based mainly in geological data and samples assays values spaced between 500–1000 meters.

“Indicated Mineral Resource” See “Resources —Indicated Mineral Resource.”

“Inferred Mineral Resource” See “Resources—Inferred Mineral Resource.”

“industrial crops” Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.

“LIBOR” London Inter Bank Offer Rate.

“limited reconnaissance” Low or limited level of geological knowledge.

“ Measured Mineral Resource ” See “Resources—Measured Mineral Resource.”

“metallurgical treatment” A set of chemical and physical processes applied to rocks to extract their useful minerals (or metals).

“old waste ore deposits” Ore deposits that have been previously mined but not entirely depleted because of the low-grade quality of the ore the mine yields.

“ore depth” Depth of the mineral that may be economically exploited.

“ore type ” Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

“ore” A mineral or rock from which a substance having economic value may be extracted.

“Probable Mineral Reserve” See “Reserves—Probable Mineral Reserve.”

“Proved Mineral Reserve ” See “Reserves—Proved Mineral Reserve.”

“Reserves—Probable Mineral Reserve”* The economically mineable part of an Indicated Mineral Resource and, in some circumstances, Measured Mineral Resource. It includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. A Probable Mineral Reserve has a lower level of confidence than a Proved Mineral Reserve.

“Reserves—Proved Mineral Reserve ”* The economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“Resources—Indicated Mineral Resource”* That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

Back to Contents

A deposit may be classified as an Indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow the Competent Person determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“Resources—Inferred Mineral Resource ”* Is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

“Resources—Measured Mineral Resource” The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

A deposit may be classified as a Measured Mineral Resource when the nature, quality, amount and distribution of data are such as to leave no reasonable doubt, in the opinion of the Competent Person determining the Mineral Resource, that the tonnage and grade of the deposit can be estimated within close limits and that any variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“waste” Rock or mineral which is not economical for metallurgical treatment.

“waste-to-ore ratio” Relation or ratio between waste/ore.

“weighted average age” In this Annual Report means the sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2004 divided by the total gross book value of the Company’s fixed assets at such fac ility as of December 31, 2004.

* The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” ( Chilean Institute of Mining Engineers).

SQM will provide without charge to each person to whom this Annual Report is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Sociedad Química y Minera de Chile S.A., El Trovador 4285, Piso 6, Santiago, Chile, Attention: Investor Relations Department. Requests may also be made by telephone (562-425-2000), facsimile (562-425-2493) and e-mail (ir@sqm.cl).

v

Back to Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

•	the Company’s capital investment program and development of new products;

•	trends affecting the Company’s financial condition or results of operations;

•	level of production, quality of the ore and brines, and production yields;

•	the future impact of competition;

•	any statements preceded by, followed by, or that include the words “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “could” or similar expressions; and

•	other statements contained in this Form 20-F that are not historical facts.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects. Factors that could cause actual results to differ materially include, but are not limited to:

•	SQM’s ability to implement its capital expenditures, including its ability to arrange financing when required;

•	the nature and extent of future competition in SQM’s principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America and Asia where SQM conducts a large portion of its business; and

•	the factors discussed below under Item 3. Key Information—Risk Factors.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

3.A.	Selected Financial Data

The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company for each year in the five-year period ended December 31, 2004. The Company’s Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements for December 31, 2004 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity as of and for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,

	2004	2003	2002	2001	2000

Income Statement Data	(in millions of US$) (1)
Chilean GAAP
Total Revenues	788.5	691.8	553.8	526.4	501.8
Operating Income	124.1	87.3	82.7	73.7	67.3
Non-operating results, net	(17.6)	(21.2)	(30.0)	(29.2)	(32.8)
Net income	74.2	46.8	40.2	30.1	27.1
Net earnings per share(2)	0.28	0.18	0.15	0.11	0.10
Net earnings per ADS(2)	2.82	1.78	1.53	1.14	1.03
Dividend per share(3)(4)	0.09	0.08	0.076	0.056	0.051

Weighted average shares Outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

U.S. GAAP (4)
Total Revenues	788.5	691.8	553.8	526.4	501.8
Operating Income	117.1	76.4	86.4	74.6	71.5
Non-operating results, net	(2.3)	(1.9)	(24.8)	(40.9)	(38.7)
Effect of change in accounting principles	—	0.5	—	—	—
Net income	86.8	57.8	46.9	24.4	24.6
Basic and diluted earnings per share	0.33	0.22	0.18	0.09	0.09
Basic and diluted earnings per ADS	3.30	2.19	1.78	0.93	0.94

Weighted average shares Outstanding (000s)	263,197	263,197	263,197	263,197	263,197

Back to Contents

	Year ended December 31,

	2004	2003	2002	2001	2000

Balance Sheet Data:	(In millions of US$) (1)
Chilean GAAP:
Total assets	1,361.4	1,363.5	1,322.3	1,413.4	1,402.3
Long-term debt	200.0	260.0	324.0	412.0	400.0
Total shareholders’ equity	948.6	890.0	849.7	831.7	824.1
Capital Stock	477.4	477.4	477.4	477.4	477.4

U.S. GAAP
Total assets	1,318.5	1,319.4	1,274.6	1,354.8	1,327.8
Long-term debt	200.0	260.0	324.00	412.0	400.0
Total shareholders’ equity	856.9	794.7	747.3	721.4	712.3
Capital Stock	479.3	479.3	479.3	479.3	479.3

Note:	The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 27 to the Consolidated Financial Statements of December 31, 2004
(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.
(2)	There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.
(3)	Dividends per share are calculated based on 263,197 thousand shares for the periods ended December 31, 2000, 2001, 2002, 2003 and 2004.
(4)	Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8. Dividend Policy—Dividends.

EXCHANGE RATES

Prior to 1989, Chilean law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile (the “Central Bank”). The Ley Orgánica Constitucional del Banco Central de Chile No. 18,840, the “Central Bank Law,” enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange.

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

For the purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo) (the “Reference Exchange Rate”). The Reference Exchange Rate is determined daily by the Central Bank, taking into account internal and external inflation and is adjusted daily to reflect variation in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. The purpose of the Reference Exchange Rate is to establish the range of spot market exchange rates at which transactions may occur, while the Observed Exchange Rate is the average exchange rate at which transactions are actually carried out in the Formal Exchange Market on a particular day. Authorized transactions by banks are generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. In June 1998, the Central Bank narrowed the band for transactions in the Formal Exchange Market to 3.5% in the case of purchases and 2% in the case of sales. In September 1998, the Central Bank widened the band for transactions in the Formal Exchange Market to 3.5% in the case of sales and introduced a formula on which the band increases daily by a fixed amount. In December 1998, the Central Bank widened the band for transactions in the Formal Exchange Market to 8% and maintained the formula for the expansion of the band introduced in September 1998. In January 1999, the Central Bank replaced the German mark with the Euro in its formula to determine the Reference Exchange Rate. In September 1999, the Central Bank decided to suspend its formal commitment to the band, but agreed to intervene in the market by buying or selling foreign exchange on the Formal Exchange Market only in exceptional cases.

Back to Contents

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

Purchases and sales of foreign exchange that may be carried out outside the Formal Exchange Market can be carried out in the Informal Exchange Market, which is a recognized currency market in Chile. The Informal Exchange Market and its predecessor, the “Unofficial Market,” reflect the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1992, the difference between the Formal Exchange Market and the Informal Exchange Market has narrowed, particularly as a result of measures taken to liberalize the Formal Exchange Market during 1996 and 1997.

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

On June 15, 2005, the Observed Exchange Rate was Ch$589.38 = US$1.00.

		Observed Exchange Rate (1) Ch$ per US$

Year/Month	Low (1)	High (1)	Average(2)(3)	Year/Month End

1995	368.75	418.98	397.83	406.91
1996	402.25	424.97	413.84	424.87
1997	411.85	439.81	420.64	439.18
1998	439.18	475.41	462.20	472.41
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	634.76	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	687.50	599.40
2004	559.21	649.45	612.13	559.83
December 2004	559.66	597.27	576.17	559.83
January 2005	557.40	586.18	574.12	586.18
February 2005	563.22	585.40	573.58	577.52
March 2005	573.55	591.69	586.48	586.45
April 2005	572.75	588.95	580.46	582.87
May 2005	570.83	583.59	578.31	580.20

Source: Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.
(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.
(3)	The monthly average rate is calculated on a day-to-day basis for each month.

3.B.    Capitalization And Indebtedness

Not applicable.

3.C.    Reasons For The Offer And Use Of Proceeds

Not applicable.

Back to Contents

3.D. Risk Factors

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

Risks Related to Our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2004, approximately 50% of our sales were made to emerging market countries in Latin America (including Chile) and Asia, and we expect to expand our sales in these and other emerging markets in the future. The results and prospects for our operations in these countries and other countries in which the Company establishes operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries. Although certain countries in Latin America and other emerging markets have experienced substantial improvement in their economies in the past decade, which has resulted in increased political stability, overall increased economic growth, lower inflation rates and revitalized economies, during the past five years these areas have been affected by a series of global and/or regional economic downturns. There can be no assurance that such progress, to the extent achieved, can be maintained or that further progress will be made. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes or restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls, could have a material adverse effect on the Company’s sales or operations in those countries.

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

In particular, world iodine prices declined from approximately US$18.40 per kilogram for large purchases in early 1990 to less than US$8.00 per kilogram for large purchases in June 1994. The price increased to approximately US$18 in 1999, and subsequently it began to diminish, reaching approximately US$12.5 during early 2003. By late 2003 and during 2004 prices reversed the downward trend and began to increase. The average price for 2004 reached approximately US$14.5 per kilogram and it has continued to increase during the first half of 2005.

Similarly, the Company started production of lithium carbonate from the Salar de Atacama brines in October 1996 and started selling lithium carbonate commercially in January 1997. SQM’s entrance into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before its entrance to less than US$2,000 per ton. Currently, prices are higher than US$3,000 per ton.

We expect that prices for the products we manufacture will continue to be influenced by similar supply and demand factors and the business strategies of major producers, some of which (including SQM) have increased or have the ability to increase their production. As a result, the prices of the Company’s products may be subject to substantial volatility. A substantial decline in the prices of one or more of our products could have a material adverse effect on our financial condition or results of operation.

Currency fluctuations may have a negative effect on our financial results

The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Our Company transacts a significant portion of its business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. Nevertheless, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-dollar currencies. As a result, fluctuation in the exchange rate of such local currencies to the U.S. dollar may affect SQM’s financial condition and results of operations.

Back to Contents

Sustained high raw materials prices, including energy, increase our production costs and cost of goods sold

We rely on certain raw materials, including all sources of energy (diesel, electricity and others), to manufacture our products. Purchases of raw materials that we do not produce constitute a significant part of our production costs (approximately 11.8% in 2004). To the extent we are unable to pass on increases in raw materials prices to our customers, our financial results could be reduced. See Item 4. Information on the Company—Raw Materials. Additionally, increases in ocean freight rates raise our cost to deliver products to offshore customers that purchase our products with freight costs included.

Our reserves estimates could significantly vary

The mining reserves estimates included in Item 4. Information on the Company—Property, Plants and Equipment are prepared by our own personnel using geological methods. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change in the quantity and/or quality of the reserves could affect future production and therefore impact the Company’s financial condition or results of operations.

Pending lawsuits could adversely impact us

We are currently involved in pending lawsuits and arbitrations involving commercial matters. Although we intend to defend our position vigorously, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse effect on our financial condition or results of operations. See Item 8.A.7. Legal Proceedings and Note 21 to the Consolidated Financial Statements.

Furthermore, our strategy of being a world leader includes carrying out commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, our Company might be subject to legal proceedings that, if settled against us, may have a significant impact in the Company’s financial condition or results of operations.

Our business is subject to many operational and other risks for which we may not be fully covered in the insurance policies

Our facilities located in Chile and abroad are insured against losses, damages or other risks, by insurance policies that are standard for the industry and that would reasonably be expected to be maintained by prudent and experienced persons engaged in a business or businesses similar to those of SQM. Nonetheless, we may be subject to certain catastrophic events, including fires, major equipment failures, natural disasters, accidents, terrorist acts, war, etc., that may not be fully included in the insurance policies, and that could affect our financial condition or results of operations.

The continuity of our natural gas supply is dependent on Argentinean authorities policy

As part of a cost reduction effort, our Company interconnected its facilities to a natural gas network. The natural gas, which originates in Argentina and is subject to a 10-year agreement, is used mainly for heat generation purposes at our industrial facilities. Due to energy shortages in Argentina, local authorities decided to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets. Additionally, even though we have long-term price agreements related to natural gas, the Argentinean Government increased taxes to gas exports and there can be no assurance that they will not do it again in the future.

We suffered partial shortages during May and June 2004. Even though natural gas flows are recovering, we have adopted measures intended to mitigate the effect of any further decrease in the natural gas supply. Our diverse industrial equipment that uses natural gas may also operate on diesel and some of it — after certain investments — may also operate on fuel oil. Diesel’s purchase price is higher than the natural gas price while fuel oil price is lower than that of diesel and higher than the natural gas price.

Back to Contents

The extent to which we incur increased costs as a result of decreases in the natural gas supply will depend on the volume of such a decrease and on the duration of the period during which natural gas supplies are restricted. Therefore, we cannot estimate the economic impact that additional natural gas supply reductions might have. However, sustained periods of increased natural gas costs could have an adverse effect on our results of operations. During 2004, purchases of natural gas represented approximately 1.4% of our total costs.

Decline in the supply of natural gas and increasing global oil prices could negatively affect our electricity contracts

As natural gas supply continues to be uncertain, as discussed above, and world oil prices continue to increase, we are faced with potential revisions to our long-term electricity supply agreements. We maintain contracts with two main utilities in Chile, Electroandina and Gener, and both have requested revision of the tariffs involved. They have also informed SQM that if we do not reach an agreement they will demand an arbitration proceeding. Electroandina has made a formal request for arbitration relating to the contracted tariffs. Arbitration proceedings have not commenced pending ongoing discussions between Electroandina and SQM.

Although we believe tariffs should not be modified, to the extent that contracts are in fact revised and modified we will suffer increased costs, thereby negatively affecting our results of operations. During 2004, purchases of electricity represented approximately 3.2% of our total costs.

We are exposed to labor strikes that could impact our production levels

Of our permanent employees in Chile, 74% are represented by 30 labor unions, which represent their members in collective bargaining negotiations with the Company. Accordingly, we are exposed to labor strikes that could impact our production levels. Should a strike occur and extend for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our financial condition or results of operations.

Water supply from the El Salvador and El Loa rivers could be affected by regulatory changes and/or natural problems

Even though we have not experienced significant difficulties obtaining the necessary water from the rivers to conduct our operations in María Elena, Pedro de Valdivia and Coya Sur, there can be no assurance that we will not face problems in the water supply that could affect our operations, negatively affecting our financial condition and results of operations.

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

Back to Contents

The Chilean Congress recently approved a proposal that modifies Chilean laws relating to water rights (the “Water Code”). On the basis of the proposal alone, the changes to the Water Code include establishing annual fee payments for owners of water rights who do not use the water associated with them. The fee contemplated by the proposal, does not affect the holder’s right to the respective aquifers. The criteria used to determine what rights or what part of such rights would be subject to this annual fee relate to whether the resource is consumed or re-injected into the stream after its use (defined as the water right’s “consumptive condition”), whether the use of the resource is sporadic or permanent (frequency of use) and the geographical location of the intake points relative to an area’s overall water supply.

On May 18, 2005, the Chilean Congress approved Law N°20.026, also known as the “Royalty II Law,” which established a royalty to be applied to mining companies operating in Chile with revenues higher than or equal to the equivalent of 50,000 metric tons of copper. This new mining royalty, which will be applicable as of 2006, consists in 5% of the taxable operating income, excluding revenues and costs related to activities not directly related to the resource exploited, such as our trading activity.

The total amount to be paid for 2006 will depend on the taxable operating income (related to the resource exploited) which differs from the consolidated operating income. A detailed interpretation from the Chilean Internal Revenue Service is expected in order to better assess the impact of this royalty.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to a variety of national and local regulations relating to environmental protection. The main environmental laws in Chile are the Health Code and Law No. 19,300 and its related rules and regulations. Except for particulate matter levels exceeding permissible levels in María Elena facilities (see Item 4. Information on the Company—Environmental Regulations) we are currently in compliance in all material respects with applicable environmental regulations in Chile.

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

In connection with our current investments at the Atacama Salar we have submitted an Environmental Impact Assessment study. The success of these investments is dependent on the approval of said submission by the pertinent governmental authorities. Failure to obtain approval of this submission could seriously impair our ability to maintain our current production levels or increase production capacities in the near future, thus having a material adverse effect in our financial condition or results of operations.

Additionally, in connection with our current investments in the nitrate and iodine operations in María Elena, we have submitted several Environmental Impact Assessment studies. The success of these investments is dependent on the approval of said submissions by the pertinent governmental authorities. Failure to obtain approval for one or more of these submissions could seriously impair our ability to maintain our current production levels or increase production capacities in the near future, thus having a material adverse effect on our financial condition or results of operations.

Furthermore, the future development of our company depends on our ability to sustain future production levels, which require additional investments and the submission of the corresponding Environmental Impact Assessment studies. Again, if we fail to obtain approval, we will be seriously impaired to maintain production at specified levels, thus having a material adverse effect on our financial condition or results of operations.

Back to Contents

Risks related to our financial activities

Interest rate fluctuations may have a material impact on our financial results

We maintain short and long-term debt priced at Libor, plus a spread. As we do not have derivative instruments to hedge the Libor, we are subject to fluctuations in this rate. Even though this risk is limited, as of May 31, 2005, we had 33% of our long-term financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition.

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

Our share price may react negatively to future acquisitions and investments

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

You may be unable to exercise preemptive rights.

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

Back to Contents

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the Un ited States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever selling new shares of capital stock. Preemptive rights permit holders to maintain their existing ownership percentage in a company by subscribing for additional shares. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because SQM did not file a registration statement, the depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in SQM would be diluted in proportion to the increase in SQM’s capital stock.

Back to Contents

ITEM 4.   INFORMATION ON THE COMPANY

4.A.	History And Development Of The Company

Historical Background

Sociedad Química y Minera de Chile S.A. “SQM” is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Public Notary of Santiago, Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 No. 1.992. SQM’s headquarters are located at El Trovador 4285, Piso 6, Santiago, Chile. The Company’s telephone number is 562-425-2000.

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacture of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

SQM was formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (”Anglo Lautaro”), and Corporación de Fomento de la Producción (”Corfo”). At the time, Anglo Lautaro was the largest privately owned Chilean company engaged in nitrate mining and Corfo was a Chilean state-owned development corporation. The combination of the two companies came about, in part, as a result of the government’s plan to reorganize the Chilean nitrate industry. Properties contributed by Anglo Lautoro and Corfo constituted the principal properties of the company. Three years following its formation in 1971, Anglo Lautaro sold all of its shares of SQM to Corfo and SQM remained wholly owned by the Chilean Government until 1983.

In 1983, Corfo began a process of privatizing SQM by selling the Company’s shares to the public and subsequently listing such shares on the Bolsa de Comercio de Santiago Bolsa de Valores S.A., the “Santiago Stock Exchange.” In the years that followed, Corfo sold additional shares of SQM and, by 1988, all of the Company’s shares were privately owned. In September 1993, we established our American Depositary Receipt (ADR) program and, in connection with an international offering leading to a capital increase of approximately US$170 million, SQM American Depositary Receipts were listed on the New York Stock Exchange (the “NYSE” ).

Between the years 1994 to 1999, we participated in the biggest non-metallic mining project ever carried out in Chile, the development of the Atacama Salar project in northern Chile. During this period, the project required an investment of approximately US$300 million, which was used in the construction of a 500,000-ton capacity potassium chloride plant, a 22,000-ton capacity lithium carbonate plant, a close to 200,000-ton capacity potassium sulfate plant and a close to 10,000-ton capacity boric acid plant. The potassium chloride, lithium carbonate, potassium sulfate and boric acid plants are currently in operation.

To help finance the above projects, we accessed the international capital markets by issuing more ADRs on the New York Stock Exchange in 1995 and 1999.

The period from 2000 through 2003 were years of consolidation of the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization.

During 2004, we invested in the start-up of the construction of a new water soluble fertilizer plant in Egypt, the acquisition of a nitrate operation in Chile and the construction of a lithium hydroxide plant in Chile, adjacent to our current lithium carbonate plant. SQM signed agreements to produce and distribute plant nutrients in Thailand and Turkey during 2005.

Back to Contents

Capital Expenditure Program

We are constantly reviewing different opportunities for improving our production methods, increasing production capacity of current products and developing new products and markets. Additionally, significant maintenance of capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand and products that can be derived as part of our existing production. Our capital expenditures in the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment. The highest concentration of capital expenditures was in the development of the Atacama Salar project, which, with an original investment of approximately US$300 million, enabled SQM to reduce its costs significantly by supplying its own needs of potassium chloride for the production of potassium nitrate, and to introduce new products such as potassium chloride, lithium carbonate, boric acid and potassium sulfate. Other projects included ongoing renewal of our mining equipment, revamping of our iodine and nitrate production facilities, construction of new solar evaporation ponds, installation of new drilling equipment at our mines, acquisition of new mining trucks, construction of potassium nitrate facilities at Coya Sur, increasing nitrate production capacity with the start-up of the Pampa Blanca project, construction of a butyl lithium plant in the U.S.A., increase in lithium carbonate production capacity, refurbishing of Nueva Victoria production facilities and construction of several soluble/NPK mixing plants.

During 2004, we invested approximately US$91 million, the most important projects being the start-up of the construction of a new water soluble fertilizer plant in Egypt, the acquisition of PCS Yumbes’ nitrate operation in Chile from PotashCorp, and the construction of a lithium hydroxide plant in the Salar del Carmen (Antofagasta), adjacent to the current lithium carbonate plant.

SQM’s capital expenditures in the 2000-2004 period were the following:

	2004(4)	2003(3)	2002(2)	2001(2)	2000(2)

	(in millions of US$)
Expenditures (1)	91.4	57.4	58.4	47.1	59.8

(1)	Includes investments in related companies. These amounts will not match the consolidated statements of cashflows, as the Company does not consolidate development stage companies.
(2)	Figures were modified for comparison purposes.
(3)	Includes acquisition of La Coruña. (US$13 million).
(4)	Includes acquisition of PCS Yumbes (US$35 million).

We have developed a Capital Expenditure Program calling for investments totaling approximately US$450 million between 2005-2007 which will go toward maintaining and refurbishing existing fac ilities, reducing production costs, increasing production capacity and efficiency at existing facilities and developing new products.

The main projects considered during this period are:

•	Development of a project to increase iodine production at our Nueva Victoria facility and the related development of a new potassium nitrate production facility that will use the nitrate salts obtained as a consequence of the increased iodine production.

•	Development of a new mining sector at María Elena to replace the area currently being mined.

•	Construction of a new potassium nitrate granular facility that will complement current prilling plants. The new facility will allow SQM to increase its production capacity and to develop new specialty fertilizer blends.

We believe that our capital expenditure program for the years 2005-2007 will be mainly financed with cash and, as necessary, loans.

We continuously review our capital expenditure program and revisions are made as appropriate. The capital expenditure program is subject to change from time to time due to changes in market conditions affecting the Company’s products, general economic conditions in Chile and elsewhere, interest and inflation rates, competitive conditions and other factors.

Back to Contents

We evaluate from time to time other opportunities to expand our business both within and outside of Chile and expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

As a consequence of the above, current capital expenditures for the period 2005-2007 could significantly vary from the projected US$450 million stated above.

4.B.	Business Overview

The Company

Today, we are the world ’s largest integrated producer of potassium nitrate, iodine, lithium carbonate. We also produce other specialty plant nutrients and certain industrial chemicals, including industrial nitrates. Our products are sold in over 100 countries through our worldwide distribution network and we generate approximately 80% of our revenues from exports to countries outside Chile. Our products are derived from mineral deposits found in the first and second regions of northern Chile, where we mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of Atacama Salar, a salt encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium in the world as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products, used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At Atacama Salar, we extract brines rich in potassium, lithium and boron and produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite. We produce lithium carbonate at a plant near the city of Antofagasta, Chile, from the solutions brought from the Atacama Salar. We market all these products through an established worldwide distribution network.

Our products are divided into five main categories: specialty plant nutrition, iodine, lithium, industrial chemicals and other products. Specialty plant nutrition is comprised of specialty plant nutrients which are fertilizers that have certain characteristics that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals, polymers, and in the production of ceramics, aluminum, batteries and other industrial applications. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Other products include potassium chloride and other commodity fertilizers that are bought from third parties, and sold mostly in Chile. We have become the largest importer and distributor of commodity fertilizers in Chile with respect to commodity fertilizers, largely due to the support of our own distribution network.

During 2004, specialty plant nutrition accounted for approximately 54% of our revenues, iodine and iodine derivatives accounted for 14%, lithium carbonate and lithium derivatives accounted for 8%, industrial chemicals (industrial grade nitrates, sodium sulfate and boric acid) accounted for 9%, and other products (mainly imported fertilizers distributed in Chile and Mexico, and potassium chloride sold to third parties) accounted for 15%.

Specialty Plant Nutrition: We produce five principal types of specialty plant nutrients: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends. All of these specialty plant nutrients are used in either solid or liquid form mainly in high value crops such as fruits, vegetables, industrial crops (mainly tobacco and coffee), cereals and cotton, and are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application the products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), Allganic™ (organic farming) and Nutrilake™ (acquaculture). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. These advantages, plus customized specialty blends that meet specific needs and the technical service provided by us, may be considered as plant nutrients solutions adding value to the crops through higher yields and better quality production. Because our products are natural or derived from natural nitrate compounds or natural potassium brines (in the case of potassium sulfate), they have certain advantages over synthetically produced fertilizers, such as the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops. Accordingly, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Back to Contents

Iodine: We are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x -ray contrast media, antiseptics, biocides and disinfectants, human and animal nutritional supplements, in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers.

Lithium: We are the world’s leading producer of lithium carbonate, which is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, lithium bromine for air conditioner equipment, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. We are also the world’s leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry. We recently commenced production of butyl lithium, a product used as a catalyst in the synthetic rubber and pharmaceutical industries.

Industrial Chemicals: We produce five industrial chemicals: sodium nitrate, potassium nitrate, sodium sulfate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. However, other uses, such as adhesives and wastewater treatment also account for important sales volumes. Potassium nitrate, while also used in the manufacture of specialty glass, is consumed primarily in cathode ray tubes (TV and computer monitors). In addition, potassium nitrate is an important raw material for the production of frits for the ceramics and enamel industries. Sodium sulfate is used primarily as a raw material in the production of detergents and for the bleaching of paper pulp. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, glass, and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

Other Products: We produce and market granular potassium chloride, which is distributed through our subsidiary Soquimich Comercial S.A. in Chile. We have 100% of the market share for this product in Chile. In addition, we import fertilizers that are distributed through Soquimich Comercial S.A. in Chile and Fertilizantes Olmeca S.A. de C.V. in Mexico, offering a complete fertilizing service to our customers.

The following table sets forth the percentage breakdown of our revenues in the 2000-2004 period according to our product lines:

	2004	2003	2002	2001	2000

Specialty Plant Nutrition	54%	52%	51%	49%	46%
Iodine and derivatives	14%	12%	15%	16%	17%
Lithium and derivatives	8%	7%	7%	7%	7%
Industrial Chemicals	9%	11%	13%	13%	14%
Other Products	15%	18%	14%	15%	16%
	100%	100%	100%	100%	100%

Business Strategy

Our general business strategy is to:

(1)	participate in businesses where we are or will be a cost leader supported by strong fundamentals;

(2)	differentiate ourselves from commodity producers by manufacturing, marketing and distributing specialty products that sell at high value;

(3)	continually increase the efficiency of our production processes and reduce costs in order to increase our productivity;

(4)	maintain leadership in our principal business areas – specialty plant nutrients, iodine and lithium – in terms of installed capacity, costs, production, pricing and development of new products; and

(5)	vertically integrate towards more value added markets.

Back to Contents

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be extracted from our natural resources. In order to take advantage of these opportunities, we have developed a specific strategy for each of our product lines, as set forth below:

Specialty Plant Nutrition

We expect to (i) continue expanding our sales of natural nitrates by continuing to exploit the advantages of our products over commodity nitrates and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase our sales of higher-margin specialty plant nutrients based on natural nitrate, particularly potassium nitrate; (iii) pursue investment opportunities in complementary businesses to increase production, reduc e costs and add value to and improve the marketing of our products; (iv) emphasize development of locally produced new specialty nutrient blends and customized products intended to meet local specific customer needs in all of our principal markets; (v) focus more on the soluble and foliar plant nutrient market in order to establish a leadership position; and (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors.

Iodine

We expect to (i) maintain our leadership in the iodine market encouraging demand growth and expanding our production capacity in line with the demand growth; (ii) develop new iodine derivatives and participate in the iodine recycling projects; and (iii) continue reducing our production costs through improved processes and higher labor productivity so as to compete more effectively.

Lithium

We expect to (i) maintain our leadership in the lithium industry as the largest producer and distributor of litium carbonate and lithium hydroxide and (ii) selectively pursue forward integration of the lithium derivatives business.

Industrial Chemicals

We expect to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) develop new industrial markets for our current products; and (iii) focus our sales of boric acid and sodium sulfate in industrial niche markets.

From time to time we evaluate opportunities to expand our business, both within and outside Chile, and expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses. There can be no assurance that we will decide to pursue any such transaction.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits: contain nitrates, iodine and sodium sulfate.

•	Atacama Salar brines: contain potassium, lithium, sulfates and boron.

•	Ulexite deposits: contain ulexite, a soft mineral.

Caliche Ore Deposits

We mine caliche ore from open pit deposits located in northern Chile. Caliche deposits are the largest known source of natural nitrates in the world. The geological origin of caliche ore deposits in northern Chile is uncertain, there being a number of different geological formation theories. The most agreed upon is that a volcanic formation of deposits was followed by water runoff, leaching and depositing in existing sediments.

Caliche deposits are located in northern Chile, where we currently operate four mines: Pedro de Valdivia, María Elena, Pampa Blanca and Nueva Victoria. Our four mining areas cover in excess of 300,000 hectares.

Back to Contents

Caliche ore is found under a layer of barren overburden, in seams with variable thickness from twenty centimeters to five meters, with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is accomplished, including full geological reconnaissance and dust recovery drill holes to determine the features of each deposit and its quality. Drill hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (3 years) and short-term basis (1 year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. Following the production of drill holes, information is updated to offer the most accurate ore supply schedule to the processing plants.

Generally, bulldozers first rip and remove the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing plant. In the María Elena mine, trucks haul the ore and dump it directly to a primary crushing installation, after which a 14-kilometer long overland conveyor belt system delivers the ore to the processing plant.

The ore in Pedro de Valdivia and María Elena plants is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore delivers two products, a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids concentrated in nitrate and iodine are sent to processing.

In Pampa Blanca and Nueva Victoria the run of mine ore is loaded in heaps and leached to produce concentrated solutions.

Caliche Ore-Derived Products

Caliche ore derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, sodium sulfate and iodine.

Sodium Nitrate

Sodium nitrate for both agricultural and industrial applications is produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the valuable contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the proper treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. The residue resulting from the crushing of the calic he ore is leached at ambient temperature with water, producing a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities, nearby María Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively and efficiently.

The remaining material out of the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is recycled for further leaching and for the extraction of iodine.

Crystallized sodium nitrate is processed further at Pedro de Valdivia and María Elena to produce prilled sodium nitrate, which is transported to our port facilities in Tocopilla for bulk shipping to customers and distributors worldwide or for bagging and shipping to customers and distributors. Our current crystallized sodium nitrate production capacity at Pedro de Valdivia and María Elena is approximately 770,000 metric tons per year. A portion of the sodium nitrate produced at María Elena and Pedro de Valdivia is used in the production of a highly refined industrial grade sodium nitrate or in the production of potassium nitrate at Coya Sur and sodium potassium nitrate at María Elena.

Back to Contents

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using production methods developed by us. The solutions from the leaching of the fine fraction of the ore, once the iodine is extracted, is pumped to the Coya Sur plant. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting rich potassium nitrate in solution is crystallized using a cooling and centrifuging process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate.

We also produce potassium nitrate at our recently acquired facility in Yumbes, Taltal, formerly owned by Potash Corporation of Saskatchewan. This facility is currently processing concentrated nitrate salts from Pampa Blanca and potassium chloride from Atacama Salar which are sent by truck. After production the product is sent by truck to Coya Sur for final processing. Our intention is to relocate this plant in the future closer to our caliche mines.

Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in leach pads from we extract rich iodine and nitrate solutions that are sent to iodine plants for iodine extraction. After iodine has been extracted, the solutions are sent to solar evaporation ponds where solutions are evaporated, where rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur or other of our salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is more than 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate at Coya Sur.

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

Sodium Sulfate

We produce sodium sulfate at our Coya Sur facilities. Crystallized sodium sulfate decahydrate (Glauber salt) is extracted from the leaching solutions after the iodine production process at Pedro de Valdivia and María Elena. The salt is transported to Coya Sur, where it reacts with sodium chloride salt harvested from the solar evaporation ponds to produce anhydrous sodium sulfate. The sodium sulfate is shipped in bulk directly to customers and distributors, principally in Chile. The remaining solution is recycled back to the solar evaporation pond system.

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia and Nueva Victoria production facilities, extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As in the case of nitrate, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of knowhow to manage the process effectively and efficiently.

Back to Contents

The solutions from the leaching of caliche will carry iodine in iodate form. Part of the iodate in solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and prilled. We have obtained patents in Chile and in the United States for its iodine prilling process.

Prilled iodine is tested for quality control purposes, then packed in 20 or 50 kilogram drums, 350 kilogram or 700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivative production plants have qualified under the ISO-9002 program, providing third-party certification of the quality management system and international quality control standards that we have implemented.

Our total iodine production in 2004 was approximately 7.2 thousand metric tons: approximately 2.3 thousand metric tons from Pedro de Valdivia, 1.5 thousand metric tons from María Elena, 1.4 thousand metric tons from Pampa Blanca and 1.9 thousand metric tons from Nueva Victoria. The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena. We have the flexibility to adjust our production according to market conditions.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay North America L.L.C., “Ajay,” a U.S.-based Company that purchases iodine from us. We had in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates had primarily sold their iodine derivative products in North America and Europe.

Atacama Salar Brine Deposits

The Atacama Salar, located approximately 250 kilometers east of Antofagasta, is a salt encrusted depression within the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes Mountains. The brines are estimated to cover a surface of approximately 2,900 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the salar.

Brines are pumped from depths between 1.5 and 40 meters below surface, through a field of wells that are located in areas of the salar that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, lithium carbonate, potassium sulfate, boric acid and bischofite (magnesium chloride). The first stage in the Atacama Salar development project was to produce potassium chloride, an important raw material used in the manufacture of potassium nitrate, which has allowed us to reduce our potassium nitrate production costs. The second stage involved the production of lithium carbonate using a portion of the remaining solutions after the production of potassium chloride, a project that began its operations in late 1996 at a production facility near Antofagasta. The third stage, which has operated at the Atacama Salar since the second half of 1998, broadens the product portfolio of specialty plant nutrition and industrial chemicals by introducing two new products, potassium sulfate a non chlorine potassium fertilizer and boric acid respectively.

Potassium Chloride

We began production of potassium chloride in late 1995. We use potassium chloride in the production of potassium nitrate and, before 1995, we used to purchase our potassium chloride requirements from external sources. Production of our own supplies of potassium chloride provided us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Atacama Salar are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystalized mixture of salts of potassium chloride and sodium chloride, of which one portion is harvested and stored and the other portion of which is reprocessed and the remaining salts are transferred by truck to a proc essing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is trucked approximately 300 kilometers our Coya Sur facilities, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Atacama Salar and in excess of its needs to third parties. During the year 2000, we successfully finished the construction of a plant to compact potassium chloride with a capacity of 100,000 metric tons per year. It is currently operating at a production capacity up to 650,000 metric tons per year.

Back to Contents

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the excess of our needs is reinjected into the Atacama Salar, (ii) sodium chloride, which is identical to the surface material of the Atacama Salar and is deposited at sites near the production facility, and (iii) other salts containing magnesium chloride.

Lithium Carbonate

Our operation of lithium carbonate from the Atacama Salar brines began in October 1996. A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining lithium chloride concentrated solution is transported by truck to a production facility located near Antofagasta, approximately 250 kilometers from the Atacama Salar. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried then, if necessary, compacted and finally packaged for shipment. Our lithium carbonate facility production capacity is approximately 28,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar Operations.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Atacama Salar, we produce potassium sulfate and boric acid from the salar brines. The plant stands on an area of the salar where higher sulfate and potassium concentrations are found in the brine. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using a flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Boric acid is produced in crystallized form by acidulation of the final concentrated brines, dried and packaged for shipment at the same facility.

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

Ulexite Deposits

At the Ascotán Salar, located approximately 400 kilometers northeast of Antofagasta, approximately 3,900 meters above sea level, we have a 25,000 to 30,000 tons per year operation of ulexite extraction. Backholes first remove the overburden, normally ranging in depth from 30 to 100 centimeters. After that the mineral is extracted manually or using the same equipment. The extracted material is placed in solar drying fields, where the product’s humidity is lowered to between 20 to 30%. The mineral, containing between 30% to 33% B2O3 on dry basis, is then transported by truck to our Boron facility located at the Salar del Carmen, outside of Antofagasta, where specialty plant nutrients products are processed and sent to final customers.

Specialty Plant Nutrition

We are the world’s largest producer of potassium nitrate. We also produce the following specialty plant nutrients: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate, natural boron (ulexite) and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”). These specialty plant nutrients have particular characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High value crop farmers are prompted to invest in specialty plant nutrients due to their technical advantages over commodity fertilizers (such as urea and potassium chloride), which in turn translate into products and crops with higher yields and added quality. Our specialty plant nutrients have significant advantages for certain applications over commodity based nitrogen and potassium fertilizers, such as the mentioned urea and potassium chloride.

Back to Contents

In particular, our specialty plant nutrients :

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

In the year 2004, our revenues from specialty plant nutrients were approximately US$428.2 million, representing approximately 54% of our total revenues for that year.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients are high value crops such as fruits, vegetables, and crops raised using modern agricultural techniques. Since 1990, the international market for specialty plant nutrients has grown at a substantially faster rate than the international market for commodity-type fertilizers. This is mostly due to (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhousing; (ii) the increase in the cost of land which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of vegetables per capita, and (v) the increasing demand for higher quality crops.

Worldwide scarcity of water forces farmers to develop new agricultural techniques such as fertigation that minimize the water requirements. These applications require fully water soluble plant nutrients.

Increasing land costs near urban centers also force farmers to maximize their yields per surface area. Specialty plant nutrients, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrients provide nitrogen in nitric form, as opposed to in ammonium form as urea provides, they are absorbed faster by the crop. Crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be first converted to nitric form in the soil. This process is not immediate and releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop’s yield and improving its quality.

Our potassium-based specialty plant nutrients are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects, which translate into lower yield and quality.

The principal agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate plant nutrients are: tobacco, coffee, vegetables, fruits, horticulture, sugar beet, cotton and other high value crops.

Specialty Plant Nutrition: The Company’s Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher -margin products derived from, or consisting of, sodium nitrate, all of which are produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Chile, USA, Mexico, United Arab Emirates, Belgium, Holland, South Africa, Turkey and Egypt.

Back to Contents

The following table sets forth our sales volume of specialty plant nutrient fertilizer products and the revenues during the 2000-2004 period.

Sales Volume
(in metric tons)	2004	2003	2002	2001	2000

Sodium nitrate	59,500	62,500	59,500	63,100	71,200
Potassium nitrate and sodium potassium nitrate(1)	706,800	696,500	558,600	544,800	472,200
Potassium Sulfate	157,700	143,200	161,000	156,600	151,600
Blended and other specialty plant nutrients (2)	383,400	377,100	276,600	241,800	200,200
Revenues (in US$ millions)	428.2	362.8	281.4	259.1	229.9

(1)	Includes resales of potassium nitrate purchased from PCS Yumbes.
(2)	Includes blended and other specialty plant nutrients. It also includes Yara’s products sold pursuant to our commercial agreement.

Specialty Plant Nutrition: Marketing and Customers

In 2004, we sold our specialty plant nutrients to more than 100 countries. During the same year, approximately 90% of the Company’s specialty plant nutrients sales was exported: approximately 29% was sold to customers in Central and South America, 22% to customers in North America, 19% to customers in Europe and 20% to customers in other regions. Not considering sales to related parties, no single customer accounted for more than 4.5% of SQM’s specialty plant nutrients sales in 2004, and our 10 largest customers accounted in the aggregate, during the same year, for less than 25% of such sales.

Sales Breakdown	2004	2003	2002	2001	2000

Central and South America	29%	26%	30%	24%	26%
North America	22%	18%	17%	18%	20%
Europe	19%	20%	15%	14%	15%
Others	20%	27%	27%	31%	22%
Chile	10%	9%	11%	13%	17%

We sell our specialty plant nutrition products outside Chile principally through our own worldwide network of representative offices and through our sales, technical support and distribution affiliates.

In November of 2001 we signed an agreement with Yara International ASA (ex Norsk Hydro ASA), which started to be implemented during 2002. In 2003 we finalized its implementation and we began to reap its benefits until today. This agreement allows us to make use of Yara International ASA’s distribution network in countries in which its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, our specialty plant nutrients and Yara International ASA’s are marketed through our offices. Both parties, however, maintain an active control in the marketing of their own products.

In the same way, in 2004 we continued receiving the full benefits of the joint venture agreement (JVA) we signed with Yara International and Israel Chemicals Limited at the end of 2001. Under the JVA, SQM, Yara International ASA, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends market through their participation in a company called NU3 N.V. to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara International ASA contributed its blending facility in Holland. With the joint venture agreement, important synergies have been achieved, particularly in production costs, administration and marketing of soluble blends, strengthening the development of new products and improving costumer service.

We maintain stocks of our specialty plant nutrients in the principal markets of the Americas, Europe, Middle East and Africa to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to certain of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomic assistance and support to our customers. By working closely with our customers, we are able to identify new higher value added products and markets. Our specialty plant nutrition products are used on a wide variety of crops, particularly higher value-added crops that allow our customers to increase yield and command a premium price.

Back to Contents

Our customers are located in the northern and southern hemispheres. Accordingly, there are no seasonal or cyclical factors that can substantially affect the sales of our specialty fertilizer products.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plants nutrients in Chile through Soquimich Comercial S.A. which sells these products either alone or in blends with other imported products, principally urea, triple super phosphate (TSP) and diammonium phosphate (DAP). Soquimich Comercial sells imported fertilizers to farmers in Chile principally for application in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits. Most of the fertilizers that Soquimich Comercial imports are purchased on a spot basis from different countries of the world.

We believe that all contracts and agreements between Soquimich Comercial and third party suppliers with respect to imported fertilizers contain standard and customary commercial terms and conditions. During the preceding ten years, Soquimich Comercial has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices, and we expect that it will be able to continue to do so in the future.

We estimate that Soquimich Comercial’s aggregate sales of fertilizers in the year 2004 accounted for approximately 40% of total fertilizer sales in Chile in that period. No single customer accounted for more than 6% of Soquimich Comercial’s total revenues from sales of fertilizers in 2004, and the 10 largest customers accounted in the aggregate, for less than 20% of revenues.

Revenues generated by Soquimich Comercial and its subsidiary Comercial Hydro S.A.— formerly known as Norsk Hydro Chile S.A.—accounted for 17.7% of the Company’s 2004 consolidated revenues. Soquimich Comercial’s consolidated revenues were approximately US$140 million, US$121 million and US$86 million in 2004, 2003 and 2002, respectively.

On April 29, 2003, Soquimich Comercial announced the acquisition of 100% of the shares of Norsk Hydro Chile S.A., a Chilean subsidiary of Yara International ASA, in the approximate amount of US$3.2 million. Due to the similar nature of Norsk Hydro Chile S.A. commercial operations to those carried out by Soquimich Comercial, this acquisition allowed the latter to improve its fertilizer distribution business in Chile. Soquimich Comercial will continue with the distribution in Chile of the fertilizers produced by Yara International ASA and its affiliates, allowing the former to improve its fertilizer distribution business in Chile.

Specialty Plant Nutrition: Competition

We are currently the world’s largest producer of sodium and potassium nitrate for agricultural use. S.C.M. Virginia, a Chilean nitrate and iodine company controlled by Inverraz S.A., produces sodium nitrate as raw material for potassium nitrate. S.C.M. Virginia is currently producing small amounts of sodium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market we have one significant competitor: Trans Resources International Inc., with its subsidiary Haifa Chemicals Ltd. in Israel. During the first quarter of 2002, the potassium nitrate facility owned by Trans Resources International in the United States called Cedar Chemicals shut down its operations. We estimate that sales of potassium nitrate by Trans Resources International and Haifa Chemicals accounted for approximately 33% of total world sales during the year 2004. The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistic and agronomic expertise and price.

S.C.M. Virginia has begun to produce potassium nitrate from caliche ore at a facility in northern Chile. We believe that we have certain advantages over S.C.M. Virginia due to, among other factors, our greater experience with the processing of caliche ore, our proven processes, the size and nature of our caliche ore reserves, our experience in marketing fertilizers, our efficient and proven logistics, which are very important, especially when the freight rates are volatile as they were in 2004, and our own production of potassium chloride in the north of Chile, which is an essential raw material in the production of potassium nitrate.

Kemira, a Finnish producer, announced the shut down of its potassium nitrate and NPK fertilizers facilities at Denmark, aiming to keep the site as a warehouse and distribution center for its Danish customers. Additionally, they started the selling process of the new 150 thousand metric tons potassium nitrate facility they jointly own with Arab Potash, through the company Kemapco at Jordan

Back to Contents

In December 2004, we acquired the potassium nitrate facilities of PCS in Chile.

In the potassium sulfate market, we have several competitors of which the most important are Kali und Salz GmbH, Tessenderlo Chimie and Great Salt Lake Minerals Corp., from Germany, Holland and the United States, respectively. We believe that those three producers account for a majority of the world production of potassium sulfate. We estimate that once we reach full production of potassium sulfate, we will account for approximately 6% of total world sales.

Through a partially owned facility, NU3, we also produce soluble and liquid fertilizers using our potassium nitrate as a raw material. Through this activity, we have acquired production technology and marketing know-how, which we believe will be useful for selling our products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

We are the largest Chilean producer of bulk specialty blends and with the start-up of potassium sulfate production we have broadened our variety of specialty blends to reach a wider range of clients. In Chile, our products compete principally with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

Iodine

We are the world’s largest producer of iodine. In 2004, our revenues from iodine and iodine derivatives amounted to approximately US$110.5 million, representing approxim ately 14% of our total revenues in that year. We estimate that our sales accounted for approximately 29% of world iodine sales by volume in 2004.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as a raw materials or catalysts in the formulation of products, such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for Liquid Crystal Displays (LCD), chemicals, herbicides, organic compounds, pigment and ink dyes. Iodine is added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine: The Company’s Products

We produce iodine and, through a joint venture with Ajay, organic and inorganic iodine derivatives. Through our joint venture with Ajay, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

Ajay-SQM Group (ASG) was formed in mid 90s, as a 50-50 joint venture between SQM and Ajay Chemical, a U.S.-based company. ASG has currently production plants in USA, Chile and France and is the world’s leading inorganic and organic iodine derivatives. In 2004, approximately 25% of SQM’s iodine sales were made to ASG.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2000 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

Back to Contents

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the 2000-2004 period:

Sales Volume
(in metric tons)	2004	2003	2002	2001	2000

Iodine and iodine derivatives	7,700	6,600	6,400	5,600	5,700
Revenues (in US$ millions)	110.5	84.6	84.1	81.4	87.1

Iodine: Marketing and Customers

In 2004, we sold our iodine products to more than 300 customers in more than 80 countries. During the same year, most of our iodine production was exported: approximately 27% was sold to customers in Europe, 38% to customers in North America, 13% to customers in Central and South America and 22% to customers in Asia, Oceania and other regions. Not considering sales to related parties, no single customer accounted for more than 9% of the Company’s iodine sales in 2004, and our ten largest cus tomers accounted in the aggregate for less than 51% of sales.

Sales Breakdown	2004	2003	2002	2001	2000

Europe	27%	34%	36%	37%	40%
North America	38%	40%	41%	45%	40%
Central and South America	13%	6%	13%	9%	7%
Others	22%	20%	10%	9%	13%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain stocks of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders and short, medium and long-term contracts. Long-term contracts generally specify annual minimum and maximum purchase commitments, and prices which vary according to prevailing market prices and in some cases with price caps.

Iodine: Competition

SQM and several producers in Chile, Japan and the USA are the world’s main iodine producers.

Japanese producers extract iodine from underground brines, which are mainly obtained as together with the extraction of natural gas.

We estimate that eight Japanese iodine producers accounted for approximately 32% of world iodine sales in the year 2004. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 8% of such world’s iodine sales.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for approximately 6% of world iodine sales in the year 2004, while five Chilean companies, including SQM, accounted for approximately 58% of such sales (29% by SQM and 29% by the other Chilean producers).

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to substantial volatility. World iodine prices vary depending upon the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including the Company) and their respective business strategies. World iodine prices declined sharply, from a high of US$18.40 per kilogram for large purchases in early 1990, to less than US$8 per kilogram for large purchases as of June 1994. The decline in world iodine prices from 1990 to 1994 was in part the result of SQM’s and certain other producers’ business strategies to take advantage of their relatively lower production costs and increase production at a rate greater than the increase in total demand so as to increase their market shares. From 1994 to 1999, iodine price recovered to lev els close to US$18 per kilogram, beginning then a downward trend due to oversupply. At the end of 2003 iodine prices started to recover, continuing throughout 2004. Average price for 2004 reached approximately US$14.5 per kilogram, and it has continued to increase during the first half of 2005.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine derivative products. Prices for iodine and iodine derivative products in the future are expected to be influenced by similar supply and demand factors and the business strategies of major producers, some of whom either have or can acquire additional production capacity.

Back to Contents

The main means of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer services and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves, the installed capacity and relatively lower production costs as most part of our iodine is produced as part of a process that also produces other products (mainly sodium nitrate and potassium nitrate for agricultural and industrial purposes), allowing some production costs to be shared by several product lines. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationship we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as coloring processes and for use as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Lithium

We are the world’s largest producer of lithium carbonate and the world’s largest supplier of lithium hydroxide. In 2004, our revenues from lithium sales amounted to approximately US$62.6 million, representing approximately 8% of the Company’s total revenues. We estimate that our sales accounted for approximately 41% of world’s lithium units used in production of lithium chemicals. Lithium is also used in production of lithium minerals. However, there is virtually no overlapping among the markets demanding lithium minerals and lithium chemicals.

Lithium: Market

Lithium carbonate is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and battery industries. Butyl lithium is used as a catalyst in the synthetic rubber and pharmaceutical industries.

Lithium: The Company’s Products

We produce lithium carbonate at the Salar del Carmen facilities, nearby Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Atacama Salar. The technology we use, together with the high concentrations of lithium we obtain from the Atacama Salar, allow us to be one of the lowest cost producers worldwide.

We currently produce lithium hydroxide through tolling operations in USA and Russia. During the second half of 2005, SQM expects to complete a lithium hydroxide plant in Chile which will be integrated with its existing lithium carbonate plant.

Consistent with our policy of vertical integration to develop value added products and markets, we have started up a butyl lithium plant in Houston, Texas. The main applications for this product are in the production of synthetic rubbers and pharmaceuticals. We expect our new butyl lithium plant will commence operations on industrial scale during the second half of 2005.

The following table sets forth our total sales and revenues from lithium carbonate and derivatives in the 2000-2004 period:

Sales Volume
(in metric tons)	2004	2003	2002	2001	2000

Lithium carbonate and derivatives	32,600	27,400	22,300	21,700	20,600
Revenues (in US$ millions)	62.6	49.7	37.3	37.0	33.0

Back to Contents

Lithium: Marketing and Customers

In 2004, we sold our lithium products to approximately 240 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: approximately 32% to customers in Europe, 26% to customers in North America, 37% to customers in Asia and Oceania and 5% to customers in other regions. No single customer accounted for more than 12% of the Company’s sales in 2004, and our ten largest customers accounted in the aggregate for approximately 52% of sales.

Sales Breakdown	2004	2003	2002	2001	2000

Europe	32%	31%	40%	31%	32%
North America	26%	29%	37%	43%	43%
Central and South America	37%	37%	21%	25%	23%
Others	5%	3%	2%	1%	2%

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH, a subsidiary of Rockwood Specialties Group Inc., and FMC Corporation. We estimate that they together sold approximately 45% of lithium in the lithium chemicals market (excluding lithium minerals) in 2004. Chemetall produces lithium carbonate in its operations located in Chile (Sociedad Chilena del Litio) and Nevada, USA. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina (Minera del Altiplano), where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in USA and UK.

We estimate that world-wide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding lithium minerals) amounted to approximately 71,000 metric tons in 2004. Our sales of lithium carbonate (including lithium hydroxide) reached over 32,600 metric tons in 2004.

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, refined and technical grades. The three grades differ mainly in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. We enjoy certain operational flexibility when producing industrial sodium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce sodium sulfate and boric acid. Sodium sulfate and boric acid are by-products of the production of sodium nitrate and potassium sulfate, respectively. In 2004, our revenues from industrial chemicals were approximately US$71.7 million, representing approximately 9% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives and charcoal briquettes and various chemical processes and metal treatments. Sodium sulfate is mainly used for bleaching in the cellulose industry, as a filler in detergents and in the chemical industries. Boric acid is mainly used in the glass, ceramics, fiberglass, enamels and chemical industries.

We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally), potassium nitrate and sodium sulfate in 2004 accounted for 63%, 35% and less than 1%, respectively, of worldwide sales in that period.

Industrial Chemicals: The Company’s Products

We produce technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. We market our refined grade sodium nitrate under the brand name Niterox.” We produce sodium sulfate and boric acid in crystalline form.

Back to Contents

The following table sets forth our sales volumes of industrial chemicals and total revenues in the 2000-2004 period:

Sales Volume	2004	2003	2002	2001	2000
(in metric tons)
Industrial nitrates	183,300	193,200	187,300	186,999	191,277
Sodium sulfate	29,900	54,200	63,200	66,742	43,400
Boric Acid	7,000	10,700	11,300	12,822	8,600
Revenues (in US$ millions)	71.7	73.7	70.8	69.6	69.8

Our aggregate current sodium nitrate capacity is approximately 740,000 metric tons per year (agricultural and industrial grades). Within certain production constraints, we may use our production capacity to produce either agricultural or industrial sodium nitrate. We have a plant capacity to produce approximately 260,000 metric tons per year of technical potassium nitrate, approximately 75,000 metric tons per year of sodium sulfate and 10,000 metric tons per year of boric acid.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 60 countries in the year 2004. Approximately 38% of our sales of industrial chemicals was to customers in North America, 23% to customers in Europe, 24% to customers in Central and South America and 15% to customers in Asia, Oceania and other regions. No single customer accounted for more than 5% of the Company’s sales of industrial chemicals in 2004, and our ten largest customers accounted in the aggregate for less than 35% of such sales.

Sales Breakdown	2004	2003	2002	2001	2000

North America	38%	39%	31%	37%	38%
Europe	23%	25%	17%	20%	22%
Central and South America	24%	12%	24%	27%	20%
Others	15%	24%	28%	16%	20%

We sold approximately 95% of our 2004 sodium sulfate production to customers in the domestic market. Our main customers for this product are the Chilean producers of detergents and paper pulp.

In 2004, we sold approximately 88% of our boric acid production to the North American market.

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our industrial sodium nitrate and technical potassium nitrate products at our facilities in Europe, North America and South America to achieve prompt deliveries to customers. Industrial sodium nitrate and technical potassium nitrate sales are made pursuant to spot purchase orders and sodium sulfate sales pursuant to renewable medium term contracts.

Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and work with them to develop new products or applications for the Company’s products.

Industrial Chemicals: Competition

We are the world’s largest producer of industrial sodium nitrate. We estimate that we accounted for approximately 63% of world production of industrial sodium nitrate in 2004 (excluding China and India, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia. These producers together represent 37% of total production and produce sodium nitrate as a by-product of other production processes. In the refined grade sodium nitrate market, Bayerische Anilinen und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.), are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the technical potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 30% market share. We estimate our market share at approximately 35% for 2004.

Back to Contents

We have no significant domestic competitors for sodium sulfate in Chile. Limited amounts of imported sodium sulfate products are currently available in the market.

Producers compete in the market for industrial sodium nitrate and technical potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of industrial sodium nitrate and are able to produce high quality products.

Raw Materials

The principal raw material we require for the production of nitrate, sulfate and iodine products is caliche ore, which is obtained from surface mines. The principal raw material for the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from the Atacama Salar.

We require water (for the leaching process and general purposes), potassium chloride (in the manufacture of potassium nitrate), sodium carbonate (soda ash, in lithium carbonate production and for neutralization of iodine solutions), anti-caking, sulfur (in iodine production), ammonium nitrate (in the preparation of the anfo that is used in explosives for mining operations), diesel (mainly in mining equipment), natural gas (in heat generation and fusion processes) and electricity acquired from electric utilities (to supply the power needs at Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar and the lithium carbonate plant in Salar del Carmen). Our raw material costs (excluding caliche ore and salar brines) represented approximately 11.8% of our cost of sales in 2004.

Most of our raw materials, especially energy-related raw materials, have experienced significant price increases in the last year.

The main sources of water for our nitrate, sulfate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria and Atacama Salar facilities is obtained from wells near the production facilities. We have permits from the Chilean Water Authority to explore for additional non-potable water and permits to use granted water rights for an indefinite period of time (based on specified maximum volumes) without charge. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

During 1999, we entered into a long-term (ten years) electricity supply agreement with a major Chilean electricity producer, Electroandina S.A. Since April 2000, the Company has been connected to the Sistema Interconectado del Norte Grande, (SING), which is our current electricity supplier and is the supplier for most cities and industrial facilities in northern Chile. For a discussion of risks related to electricity supply, see Item 3. Key Information—Risk Factors.

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

In May 2001, we entered into a 10-year gas supply contract. We have estimated that covers approximately 3,850,000 million Btu per year. This gas supply is sufficient to satisfy the requirements for the installations that are connected to a gas supply. Nonetheless, we currently have a restriction that limits our supply to approximately 3,200,000 million Btu per year. Right now this restriction is not affecting us, but if we were to use 100% of the equipment connected to the gas supply we would have to replace part of the natural gas consumption with higher cost diesel or fuel oil. For a discussion of risks related to natural gas supply see Item 3. Key Information—Risk Factors.

We obtain ammonium nitrate, sulfur and soda ash from several large suppliers, principally in Chile, Canada and the United States, respectively, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Prior to beginning production of potassium chloride at our Atacama Salar facility in late 1995, we obtained potassium chloride requirements principally from suppliers in Chile (under a long-term contract), and in Canada and Israel (under spot contracts). As a result of the commencement of production of potassium chloride, we have decreased our purchases of potassium chloride. Currently we acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier, pursuant to a contract that expires in 2009. Diesel fuel is obtained under contracts terminable upon specified notice by either party and which generally provide for sales of fuel at international market prices.

Back to Contents

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

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions, which account for the majority of the mining rights we hold, including all of our concessions relating to land which is currently being mined, essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid. We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operational requirements. See Item 3. Key Information for a discussion under “Risk Factors” of how changes in mining and water rights laws could affect our operating costs. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

There are currently no material legal or administrative proceedings, except as discussed under “Environmental Regulation” below, pending against the Company with respect to any regulatory matter, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Environmental Regulations

Our operations in Chile are subject to both national and local regulations related to the environment’s protection. The fundamental environmental laws in Chile are the Health Code and Law Nº19,300 and their Rules and Regulations. We believe that we are currently in compliance in all material respects with applicable environmental regulations in Chile.

Law Nº19,300 created the National Environment Comission, (Environment Commission), and requires that the Environment Commission drafts and publishes regulations to mandate that companies should conduct environmental impact studies of any future mining or production projects or other activities that are likely to have an environmental impact. Law Nº19,300 also created regional commissions to supervise any required environmental impact studies for all new projects, including those of SQM.

On August 10, 1993, the Ministry of Health published in the Official Gazette a determination pursuant to the Health Code stating that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded quality standards for breathable air affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Subsequently, residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. A plan to reduce the atmospheric particulate levels below permissible levels by July 2000 was approved, with certain amendments, by Decree Nº164/2000. Although we followed the plan and reduced substantially the atmospheric particulate levels at our principal production facilities, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. Resolution Nº384, published in the Official Gazette on May 16, 2000, initiated the revision and reformulation of the plan. The new plan was published by Decree N°37/2004 on March 2004. The new timetable requires a reduction by 80% of the emissions for atmospheric particulate material by April 1, 2006. We are working on the basic engineering and environmental impact evaluation for a project that modifies the milling and screening systems used in the processing of the caliche ore at María Elena facilities that should allow for the necessary reduction of particulate material emissions.

There can be no assurance that we will not be subject in the interim to warnings, fines and possible temporary closures of our referred production facilities in María Elena.

Back to Contents

We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities trying to eliminate any adverse impact. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose material restrictions on our operations. We are both committed to complying with all applicable environmental regulations and applying an Environmental Management System (EMS) to continuously improve our environmental performance.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial, which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries. For a list of all affiliates see Note 2(a) to the Consolidated Financial Statements.

SQM’s main Subsidiaries	Activity	Country of	SQM Beneficial
		Incorporation	Ownership Interest

SQM Nitratos S.A.	Produces and markets the Company’s nitrate, iodine and sulfate products directly and through its principal subsidiaries and affiliates	Chile	100%

Ajay SQM Chile S.A.	Produces and markets the Company’s iodine and iodine derivatives	Chile	51%

SQM Salar S.A.	Exploits the Atacama Salar brines to produce lithium carbonate, potassium chloride, potassium sulfate and boric acid	Chile	100%

Foreign affiliates in Japan and in other locations	Market the Company’s products throughout the world	Various

SQM Nitratos S.A. main	Activity	Country of	SQM Beneficial
Subsidiaries		Incorporation	Ownership Interest

Soquimich Comercial S.A.	Markets domestically the Company’s specialty fertilizers and imports fertilizers for resale in Chile	Chile	61%

Servicios Integrales de Tránsitos y Transferencias S.A.(SIT)	Owns and operates a rail transport system that provides rail transport at the Company’s mines and processing plants and between the Company’s production facilities and its port facilities at Tocopilla. SIT also owns and operates the Tocopilla port facilities	Chile	100%

Sales and distribution affiliates in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market the Company’s products throughout the world	Various

Back to Contents

4.D.	Property, Plants And Equipment

Discussion of our mining rights is organized below according to the geographic location of our mining operations. First are SQM’s mining interests located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (el Norte Grande), referred to collectively as the “Caliche Ore Mines.” Second are the company’s mining interests within the Atacama Desert in the eastern region of el Norte Grande (the “Atacama Salar Brines”).

DESCRIPTION OF THE CALICHE ORE MINES

We hold exploration rights or exploitation rights to mineral resources representing more than 2,145,000 hectares. We have six mines covering an area of 384,000 hectares. Of these six mines, four are being exploited and two are without current operations. We have also submitted applications for exploration and exploitation rights for more than 444,000 additional hectares.

Pedro de Valdivia

The mine and facilities that we operate at Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 75 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 30 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted Average Age of 12.2 years. Electricity, diesel and natural gas, and fuel oil are the primary source power for this operation.

María Elena

The mine and facilities that we operate at María Elena are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 80 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 14 kilometers north of the María Elena production facilities. The power source utilized is mainly electricity, diesel, natural gas and fuel oil. The Weighted Average Age of the Company’s mining facilities at María Elena is approximately 12.8 years.

Pampa Blanca

We currently conduct caliche ore operations at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. Beginning in 1987, the output from Pampa Blanca was derived from old waste ore deposits. In 1997 we began mining new caliche ore deposits at Pampa Blanca. Ore from this mine is transported by truc k to nearby heap leaching pads where it is used to produce iodine and nitrate salts. Various companies conducted mining operations at the site in the late 1920s. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 10.5 years. The power source utilized is mostly electricity, produced by diesel mobile generators.

Nueva Victoria

At the end of 2002, we restarted our caliche ore operations at Nueva Victoria. This site is located 180 kilometers north of María Elena and is accessible by highway. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 6.8 years. The power source utilized is mostly electricity, obtained from the SING.

Mapocho— Inactive

The Mapocho mine is located 67 kilometers northeast of Iquique in the First Region and is accessible by highway. During its years of operation, Mapocho was mined for caliche ore. Production started in 1996 from old waste deposits and then shifted to new caliche ore deposits in 1997. The ore in Mapocho was transported by truck to heap leaching pads and then used to produce iodine. We shut down the plant and dismantled it in 1999.

Back to Contents

Soronal—Stand By

We have proven and probable reserves at Soronal, which is located 35 kilometers to the north of Nueva Victoria and is accessible by highway. This area has not been exploited yet, but represents a future extension of Nueva Victoria mining operations.

Description of the Atacama Salar Brines

Atacama Salar Brines

We hold rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile, and have applied for additional rights to exploit and explore approximately 26,000 hectares and 145,000 hectares, respectively. The Weighted Average Age of our mining facilities at Atacama Salar is approximately 6.8 years. The main source of power used by the operation is electricity.

Additional Mining Operations Leased in the Atacama Salar Region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A., (the Lease Agreement). Corfo may not unilaterally amend the Lease Agreement and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo´s exploitation rights and for annual payments to the Chilean government and expires on December 31, 2030. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Atacama Salar brines. In the years 2004, 2003 and 2002, royalty payments amounted to approximately US$4.9 million, US$4.0 million and US$3.4 million, respectively.

In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 58,000 additional hectares in the Atacama Salar. Under the terms of the Atacama Salar Project Agreement between Corfo and SQM Salar S.A., (the Project Agreement), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 58,000 hectares of the Atacama Salar. The Project Agreement expires on December 31, 2030.

Concessions, Extraction Yields and Reserves for the Caliche Ore Mines and Salar Brines

Concessions Generally

Caliche ore. We hold our mineral rights pursuant to one of two types of exclusive concessions granted pursuant to applicable law in Chile:

(1)	”Exploitation Concessions” These are concession whereby we are legally entitled to use the land in order to exploit the mineral resources contained therein on a perpetual basis subject to annual payments to the Chilean government; or

(2)	”Exploration Concessions” These are concession whereby we are legally entitled to use the land in order to explore for mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years if the area covered by the concession is reduced by half.

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

Back to Contents

Concessions for the Caliche Ore Mines and Salar Brines

Approximately 68% of our total mining concessions are held pursuant to Exploitation Concessions and 32% pursuant to Exploration Concessions, not including areas within the Atacama Salar Mines. Chile owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$4.09 million in the year 2004.

The following table sets forth our exploitation and exploration concessions:

	Exploitation Concessions		Exploitation Concessions

	Total		Total		Total
Mines	number	hectares	number	hectares	number	hectares

Pedro de Valdivia	687	94,879	19	1,310	706	96,189
Maria Elena	636	125,446	41	3,111	677	128,557
Pampa Blanca	500	96,368	10	861	510	97,229
Nueva Victoria	18	7,930	7	1,369	25	9,299
Mapocho	56	8,042	10	348	66	8,390
Soronal	296	42,602	20	1,926	316	44,528
Atacama Salar	228	221,823	504	145,100	732	366,923
Sub total mines	2,421	597,090	611	154,025	3,032	751,115

Other caliche areas	4,913	1,322,712	2,885	747,135	7,798	2,069,847
Salars and other areas	260	66,048	56	45,040	316	111,088
Sub total other areas	5,173	1,388,760	2,941	792,175	8,114	2,180,935

Total	7,594	1,985,850	3,552	946,200	11,146	2,932,050

Back to Contents

Extraction Yields

The following table sets forth certain operating data relating to each of our mines (1):

(Values in thousands unless otherwise stated)

	2004	2003	2002

Pedro de Valdivia
Metric tons of ore mined	12,029	11,583	11,926
Average grade Nitrate (% by weight)	7.2	6.9	7.3
Iodine (parts per million (ppm))	378	391	398
Metric tons of Crystallized Nitrate Produced	458	430	464
Metric tons of Iodine Produced	2.3	2.0	2.1

María Elena (2)
Metric tons of ore mined	5,835	5,783	5,744
Average grade Nitrate (% by weight)	8.6	8.5	8.5
Iodine (ppm)	485	468	475
Metric tons of Crystallized Nitrate Produced (3)	480	440	429
Metric tons of Iodine Produced (Eq. 97%)	1.5	1.4	1.5

Pampa Blanca
Metric tons of ore recovered	4,976	4,838	5,416
Iodine (ppm)	560	560	461
Metric tons of Iodine Produced	1.4	1.3	1.1

Nueva Victoria
Metric tons of ore recovered	6,776	5,010	608
Iodine (ppm)	505	549	566
Metric tons of Iodine Produced	2.0	1.6	0.1

SQM Salar
Metric tons of Lithium Carbonate Produced	27	24	21
Metric tons of Potassium Chloride Produced	638	651	679
Metric tons of Potassium Sulfate Produced	178	157	173
Metric tons of Boric Acid Produced	9	9	9

(1)	Note that because the Mapocho and Soronal mines are not currently being mined, there is no data to report with respect to extraction Yields.
(2)	Includes production at Coya Sur from treatment of fines and nitrates from pile treatment at Pampa Blanca, María Elena and Pedro de Valdivia.
(3)	Does not include product losses.

Back to Contents

Reserves

Caliche ore

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized. See Item 3.D. Risk Factors.

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Several drill-hole spacing have been used for recognizing min ing resources. Normally, we start with 400 x 400 meters and then we reduce spacing to 200x200 meters and 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from 1 to 4 meters and has an overburden between 0 to 2 meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for economic and legal aspects, as proven reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 400 meters can be considered indicated resources and then, adjusting for economic and legal aspects, as probable reserves. The degree of certainty of probable reserves, although lower than that of proven reserves, is high enough to assume continuity between points of observation.

The updated estimates of our proven reserves of caliche ore at each of our mines, as of December 2004, are the following:

Mine	Proven Reserves	Nitrate Average Grade	Iodine Average Grade

	(millions of metric tons)	(percentage by weight)	(parts per million)
Pedro de Valdivia	142.4	7.2%	386
María Elena	154.0	7.3%	421
Pampa Blanca	65.3	6.6%	539
Nueva Victoria	37.4	3.5%	475
Mapocho	4.6	5.3%	436
Soronal	158.9	7.1%	405

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 2004, are the following:

Mine	Probable Reserves	Nitrate Average Grade	Iodine Average Grade

	(millions of metric tons)	(percentage by weight)	(parts per million)
Pedro de Valdivia	160.5	6.9%	440
María Elena	187.4	7.1%	345
Pampa Blanca	482.2	8.0%	540
Nueva Victoria	112.2	4.2%	451
Mapocho	234.3	6.9%	524
Soronal	59.1	7.6%	362

The proven and probable reserves shown above are the result of exploration and evaluation in approximately 15% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 85% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources.

Proven and probable reserves are determined using extensive drilling, sampling and mine modeling which attempts to account for restrictions for cut-off grades, ore type, dilution, waste-to-ore-ratio and ore depth from which economic feasibility has been determined. Nonetheless, metric tons of nitrates and iodine contained in the proven and probable caliche ore reserves are shown before exploitation losses and prior to any losses from metallurgical treatment.

Considering the normal lower degree of certainty in probable reserves compared to proven reserves, and in accordance with caliche ore continuity, sampling and reserves calculations, it is possible to transform the values calculated as probable reserves in order to show them at similar basis of proven reserves. The transforming factors depend on the different geologic conditions and continuity recognized mine by mine, but on average are higher than 60%.

Back to Contents

Additionally, proven and probable reserves could be affected by mining exploitation methods which result in differences between reserves estimates that are available for exploitation in the mining plan and recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%. Additionally, the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material varies between 55% to 65%.

Exploration Program. We maintain a permanent program of exploration and resource evaluation on the land surrounding the mines at Pedro de Valdivia and María Elena and at other sites for which we have the appropriate concessions. In 2004, we continued a basic reconnaissance program on the new mining properties including a geological mapping of the surface and spaced drill-holes campaign covering approximately 75,000 hectares. Additionally, we conducted general explorations based on a closer grid pattern drill-holes in a total area of approximately 2,603 hectares and, in addition, carried out in-depth sampling of approximately 1,843 hectares (281 hectares at Pedro de Valdivia, 593 hectares at María Elena, 28 hectares at Pampa Blanca and 941 hectares at Nueva Victoria). The exploration and development program in 2005 calls for a basic reconnaissance program over a total area of 100,000 hectares, general exploration over a total area of about 5,584 hectares and, in addition, in-depth sampling of approximately 1,902 hectares.

Reserves and Concessions for the Atacama Salar Brines

Reserves for the Atacama Salar Brines

Our in-house staff of geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Atacama Salar. We have explored 52% of the land (to a depth between 40 and 100 meters) to which we hold exploitation rights in the Atacama Salar mines and estimate that our proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters, are as follows:

	Proven Reserves	Probable Reserves

	(millions of metric tons)	(millions of metric tons)
Potassium	40.3	6.2
Sulfate	36.6	1.2
Lithium	1.9	1.5
Boron	0.7	0.7

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. This procedure considers process restrictions from which economic feasibility has been determined to produce commercial products like potassium chloride, potassium sulfate, lithium carbonate and boric acid. Nonetheless, metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment.

The recoveries of each ion depend on brine composition, which changes in time, and the process applied to produce the desired commercial products. The overall recovery for potassium varies from 72% to 40% while for sulfate varies from 50% to 19%. The recoveries for lithium and boron are estimated to vary between 26% and 30%.

PORTS AND WATER RIGHTS

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

Back to Contents

The map below shows the location of SQM's principal mining operations and land concessions.

N
UTM COORDINATES
ARICA
I REGION
REPUBLIC OF CHILE
MAPOCHO
IQUIQUE
SORONAL
NUEVA VICTORIA
SALAR DE ASCOTAN
TOCOPILLA
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
MARIA ELENA
CALAMA
PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DE ATACAMA BRINES
SALAR DEL CARMEN
II REGION
= 100 kilometers
TALTAL
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS CONSTITUTED
EXPLORATION CONCESSIONS CONSTITUTED
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

SCALE = 1:4500000

Date : December 31, 2004

Back to Contents

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities:

Location	Type of Facility	Approximate Size (1) (Hectares)

Pedro de Valdivia	Nitrate, sulfate and iodine production	126
María Elena	Nitrate, sulfate and iodine production	110
Coya Sur	Nitrate, sulfate and iodine production	232
Pampa Blanca	Concentrated nitrate salts and iodine production	86
Nueva Victoria	Iodine production	11
Atacama Salar(2)	KCl, lithium chloride, potassium sulfate and boric acid	2,288
Salar del Carmen, Antofagasta	Lithium carbonate production	28
Salar del Carmen, Antofagasta	Boron production	4
Tocopilla	Port facilities	24

(1)	Includes production facilities, solar evaporation ponds and leaching heaps, if any.
(2)	We lease the exploitation rights used at the Atacama Salar from Corfo.

We own, directly or indirectly through Subsidiaries, all of the facilities, free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2004, the gross book value of the property and associated plant and equipment at the Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar, Salar del Carmen and Tocopilla was approximately US$155.3 million, US$265.6 million, US$116.6 million, US$16.5 million, US$62 million, US$368.3 million, US$61.8 million and US$59.2 million, respectively.

In addition to the above- listed facilities, we operate a computer and information system linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system’s mainframe computer equipment is located at our offices in Santiago.

The Weighted Average Age of our production facilities at Pedro de Valdivia, María Elena, Coya Sur, Nueva Victoria, Atacama Salar and Salar del Carmen is approximately 12.3 years, 11.5 years, 11 years, 8.5 years, 6.8 years and 7.7 years, respectively. The Weighted Average Age of our iodine facilities at Pampa Blanca is approximately 10.5 years. Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 11.6 years. We consider the condition of our principal plants and equipment to be good.

TRANSPORTATION AND STORAGE FACILITIES

Through our subsidiary SIT, we own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

The main center for our production and storage of raw material is the hub composed by the facilities in Coya Sur, Pedro de Valdivia and María Elena. Our Salar de Atacama facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, the Yumbes Nitrate Plant, and the finished products plants of Boron and Lithium Carbonate in the Salar del Carmen, near Antofagasta. The Tocopilla Port Terminal, which we own, is the main facility for storage and shipment of our products.

Nitrates and sodium sulfate raw materials are produced and first stored at our Pampa Blanca and Yumbes mines. They are transported by rail (Pedro de Valdivia), conveyor (María Elena) and truck (others) to the plants described in the next paragraph, to continue the production process.

Nitrates and sodium sulfate finished products are produced at our facilities in Pedro de Valdivia, María Elena and Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and finally shipped, either bagged or as bulk. Sodium sulfate is bagged in Coya Sur and shipped by truck directly to Chilean customers in Santiago and southern regions.

Back to Contents

Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by a dedicated dual transport system (rail/truck) owned by a third party dedicated contractor. Product going to Coya Sur is used as raw material for the production of potassium nitrate or for potassium chloride finished product.

Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and then are transported to Tocopilla Port Terminal to follow the rest of the process. Potassium sulfate is transported by the same dual mode system as potassium chloride, and boric acid is transported, already bagged at the Salar de Atacama, by contracted truck company.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium facility in the Salar del Carmen area near Antofagasta, where finished lithium carbonate is produced, bagged and stored. These products are then transported by truck to Tocopilla Port Terminal or to the Antofagasta Terminal for shipment in charter vessel and container vessel, respectively.

Boron raw material (ulexite) is produced in the Salar de Ascotán near Ollague and then transported to the boron facility 15 km north of the lithium plant in Salar del Carmen. In this plant our boron products are produced and then handled the same way as the lithium products.

Iodine raw material, obtained in the same mines as nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for container vessel transport or by truck to Santiago, where iodine derivatives are produced.

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Atacama Salar. SIT operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the Conveyor Belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total capacity of 54,000 metric tons, and an open storage area for approximately 180,000 metric tons. A bagging station capable of bagging both small and maxi bags, is also connected to the conveyor system.

For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from another port, mainly Antofagasta, San Antonio and Iquique.

Bulk carrier loading in Tocopilla Port Terminal are mostly contracted by us to transfer the product to our hubs around the world or for shipping to customers, which in very few cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer owned equipment.

SIT also owns fuel oil storage facilities at Tocopilla where these products are held on a consignment basis, purchased from suppliers as needed and shipped to processing plants.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained below in the Notes to the Financial Statements at Note 27—Differences between Chilean and United States Generally Accepted Accounting Principles. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the Consolidated Financial Statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the assessed inability of our customers to make required payments. If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances may be required. We routinely review the financial condition of our customers and make assessments of collectibility.

Income and Deferred Taxes

Our Company and each of its subsidiaries compute and pay tax on a separate basis, except for the U.S. subsidiary. We estimate our tax exposure and assess temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our consolidated balance sheet.

We then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. We regularly review inventory for impairment and record an obsolescence provision so that carrying values do not exceed net realizable values.

Staff severance indemnities

We have significant benefit plan liabilities, which are developed from accrual valuations. Inherent in these valuations are key assumptions, including discount rates and expected returns on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related benefit plan liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

Units of production amortization

We amortize mine development costs using units-of-production method based on the total proven and probable reserves. Determining the amount of proven and probable reserves requires us to make significant estimates based on geological studies. If our estimates of proven and probable reserves were to change, this would directly impact the amount of amortization of the mine development costs.

Back to Contents

Goodwill

We have intangible assets related to goodwill. Under Chilean GAAP, goodwill should be reviewed for impairment when events or circumstances, such as recurrent losses for two or more periods, indicate a possible inability to realize the carrying amount. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is needed to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company’s financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted.

Accounting changes

Until June 30, 2004 the financial statements of the subsidiary SQM Lithium Specialties LLP were not consolidated because this subsidiary was in development stage. Starting July 1, 2004, SQM Lithium Specialties LLP began operating, therefore, we have consolidated this subsidiary in the financial statements as of December 31, 2004.

Beginning January 1, 2004, we adopted Technical Bulletin 72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed.

Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

This Bulletin has resulted in greater international comparability in the accounting for business combinations. Differences are no longer significant with U.S. GAAP, except for the amortization of goodwill which is not recorded for U.S. GAAP purposes and the annual impairment test of goodwill.

See note 3 to the consolidated Financial Statements for further discussion on accounting changes.

Back to Contents

5.A.   Operating Results

Introduction

The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes thereto included in Item 18. Consolidated Financial Statements. Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP. Note 27 to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004, 2003 and 2002 and of total shareholders’ equity as of December 31, 2004, 2003 and 2002. Our Consolidated Financial Statements are prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation and are not a “controlled corporation”, as that term is defined under Chilean law.

Discussion of segment and geographical financial information is provided at Note 27—Differences between Chilean and United States Generally Accepted Accounting Principles—II.k) Industry segment and geographic area information.

Overview Of Our Results Of Operations

We divide our operations into the following four product lines:

•	Specialty plant nutrition: production and commercialization of fertilizers with unique qualities.

•	Iodine and derivatives: production and commercialization of iodine and derivatives.

•	Lithium and derivates: production and commercialization of lithium and derivatives.

•	Industrial chemicals: production and commercialization of industrial nitrates, sodium sulfate and boric acid.

Additionally we sell other products, including imported commodity fertilizers that we distribute mainly in Chile and Mexico and potassium chloride, which complement our product portfolio.

We sell our products through three primary channels: our own sales offices, a network of distributors and, with respect to our fertilizer products, through Yara International ASA pursuant to a commercial agreement.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	Trends in demand for our products. See Item 5.D. Trend Information;

•	Our efficiency in operating our facilities as they are generally running at nameplate capacity;

•	Our ability to accomplish our capital expenditures program in a timely manner, as we are the main supplier in our core businesses;

Back to Contents

•	Trends in the exchange rate between the US dollar and Chilean peso, as most of our assets and liabilities are valued in U.S. dollars;

•	Logistics costs, which have been increasing due to low world-wide shipping capacity and higher oil prices; and

•	Energy costs, which have increased due to interruptions of natural gas supply, resulting in our reliance on higher cost diesel fuel.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,

	2004		2003		2002

	US$	%	US$	%	US$	%
Specialty plant Nutrition	428.2	54	362.8	52	281.4	51
Iodine and derivatives	110.5	14	84.6	12	84.1	15
Lithium and derivatives	62.6	8	49.7	7	37.3	7
Industrial chemicals	71.7	9	73.7	11	70.8	13
Other Products (1)	115.5	15	121.0	18	80.1	14

Total	788.5	100%	691.8	100%	553.8	100%

(1)	Primarily imported fertilizers distributed in Chile and Mexico and potassium chloride sold to third parties.

Back to Contents

The following table sets forth certain financial information of the Company (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Years ended December 31,

	2004		2003		2002

	US$	%	US$	%	US$	%
Total revenues	788.5	100.0%	691.8	100.0%	553.8	100.0%
Cost of goods sold	(608.7)	(77.2)%	(554.0)	(80.1)%	(424.8)	(76.7)%

Gross margin	179.8	22.8%	137.8	19.9%	129.0	23.3%
Selling and administrative expenses	(55.7)	(7.1)%	(50.6)	(7.3)%	(46.3)	(8.4)%

Operating income	124.1	15.7%	87.2	12.6%	82.7	14.9%
Non-operating income	20.8	2.7%	18.7	2.7%	14.0	2.5%
Non-operating expenses	(38.4)	(4.9%)	(39.8)	(5.8)%	(44.0)	(7.9)%

Income before income taxes	106.5	13.5%	66.1	9.5%	52.7	9.5%
Income tax	(27.3)	(3.5)%	(16.0)	(2.3)%	(10.6)	(1.9)%
Minority interest	(5.1)	(0.6)%	(3.7)	(0.5)%	(2.4)	(0.4)%
Amortization of negative goodwill	0.2	0.03%	0.4	0.1%	0.4	0.1%
Extraordinary items	0.0	0.0%	0.0	0.0%	0.0	0.0%

Net income	74.2	9.4%	46.8	6.8%	40.2	7.3%

Back to Contents

Results of Operations - 2004 compared to 2003

During 2004, we generated total revenues of US$788.5 million, which is approximately 14% higher than the US$691.8 million recorded for the year 2003.

The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition increased 18% to US$428.2 million in 2004 from US$362.8 million in 2003. Set forth below are sales volume data by product category.

		Year 2004	Year 2003 (1)	% Change

Sodium nitrate	Th. Ton	59.5	62.5	(5)%
Potassium nitrate and sodium potassium nitrate	Th. Ton	706.8	696.5	1%
Blended and other specialty fertilizers	Th. Ton	253.1	252.1	0%
Other non- SQM specialty plant nutrients(2)	Th. Ton	130.3	125.0	4%
Potassium sulfate	Th. Ton	157.7	143.2	10%

(1)	2003 figures have been restated to reflect a reclassification affecting specialty plant nutrients. Products that used to be included under Other Products were reallocated to reflect their specialty status.
(2)	Includes resales of purchased products.

The increase in specialty plant nutrition revenues was mainly driven by a different product mix, our strategy to increase our sales volume in markets that offer higher returns, and generally improved pricing conditions in the market.

The increase in prices responds mainly to two factors: the strong demand, which for the last five years has experienced annual growth of approximately 7%, and the tight conditions on the supply side. Considering this, we are actively carrying out the necessary investments to increase our production capacity. We expect that the positive market and price trends will continue during 2005.

Changes in sales volume were due to the following:

•	The decrease in sodium nitrate sales only reflects the availability of this product to be sold as agricultural sodium nitrate, as we have the alternative of using it to produce potassium nitrate or industrial sodium nitrate. During 2004 more of this product was destined to produce potassium nitrate.

•	The increase in potassium-related plant nutrients reflects an increase in shipments to Europe, North America and Latin America, especially to Brazil, which was partially offset by lower volumes delivered to China. The decrease in shipments to China is the result of our decision, facing a tight supply situation, to focus on markets with higher returns.

•	The increase in non-SQM product sales reflects an overall increase in market demand.

•	The increase in potassium sulfate shipments was due to our ability to produce greater quantities and thereby keep pace with growing market demand.

Back to Contents

Iodine and derivatives

Revenues from sales of iodine and derivatives increased 30.7% to $110.5 million in 2004 from US$84.6 million in 2003. Set forth below are sales volume data.

		Year 2004	Year 2003	% Change

Iodine and derivatives	Th. Ton	7.7	6.6	17%

The increase both in revenues and sales volume was mainly due to the following:

•	Sales of iodine to the x-ray contrast media, biocides and pharmaceutical markets on average experienced growth of approximately 7%.

•	We increased sales to the Chinese markets, mainly to the pharmaceutical and disinfectant industries.

•	We increased our sales of iodine for use in LCD screens, a relatively new development in iodine applications. Iodine destined to this market increased by approximately 50% in 2004. Though iodine sales to this market constituted only approximately 3% of iodine sales volume in 2004, we expect that the demand for iodine for use in LCD screens may contribute significantly to the worldwide demand for iodine in the next few years.

During 2004, we slightly increased our market share of iodine and derivatives. We are currently expanding our iodine production capacity.

Full year average prices for iodine, excluding iodine salts that react somewhat slower to iodine pricing, increased by approximately US$1.9 per kilogram, or approximately 14%. Considering the strength of the fundamentals that are driving demand, which we expect to keep growing at the present rate in the short to medium term, together with the supply situation, we believe volume and pricing trends observed to date will continue for the next year.

Lithium and derivatives

Revenues from sales of lithium and derivatives increased 26.0% to US$62.6 million in 2004 from US$49.7 in 2003. Set forth below are sales volume data.

		Year 2004	Year 2003	% Change

Lithium carbonate and derivatives	Th. Ton	32.6	27.4	19%

The increase both in revenues and sales volume was mainly due to the following:

•	The increase in revenues in 2004 was mainly due to a strong increase in sales to the lithium ion battery market, continuing the trend of the previous two years. Lithium carbonate sales destined to this market accounted for approximately 20% of volume sales.

•	Other important lithium carbonate markets were the Asia-Pacific markets, where uses related to infrastructure growth, such as glass, frits and air conditioning, have been growing at higher rates than the world economy growth.

•	Our lithium hydroxide sales grew in volume by approximately 20% during 2004, as a consequence of the increased global demand for lithium-based lubricating greases. During the second half of 2005, our new lithium hydroxide plant is expected to begin industrial production runs. This will allow the transition between the depletion of the stockpile we acquired in 2002 and our production of the new product.

•	Pricing conditions also improved in 2004. The average increase in lithium carbonate sales prices was approximately 8% during 2004. Similarly, lithium hydroxide sales prices increased by approximately 10% during the year 2004.

Back to Contents

Considering present supply-demand dynamics and the expected continued increase in demand, we expect this trend in prices to continue during the next year.

Industrial Chemicals

Revenues from sales of industrial chemicals decreased by 2.8% to US$71.7 million in 2004 from US$73.7 million in 2003. Set forth below are sales volume data by product category.

		Year 2004	Year 2003	% Change

Industrial nitrates	Th. Ton	183.3	193.2	(5)%
Sodium sulfate	Th. Ton	29.9	54.2	(45)%
Boric acid	Th. Ton	7	10.7	(35)%

The decrease in revenues from sales of industrial chemicals in 2004 was mainly due to the following:

•	Industrial nitrates have seen a reduction in sales volumes, mainly in Asia, due to high log istical costs and low prices. Despite a 5% decrease in volumes of industrial nitrates, an increase by approximately 10% in industrial nitrates prices allowed us to obtain higher revenues for this product.

•	The significant decrease in sodium sulfate and boric acid sales was due to lower production. Prices for these two product lines have increased on average by approximately 7% due to increased demand for raw materials in the pulp and paper and detergent industries.

•	World demand for industrial chemicals is growing at a moderate pace of 2%, mainly driven by increased mining activity and infrastructure development.

Other Products

Revenues from other products were US$115.5 million, including US$37.2 million from potassium chloride and US$78.3 million from commodity fertilizers.

Total revenues from other products decreased 4.6% from US$121.0 million in 2003.

Potassium Chloride revenues decreased by 7.1% to US$37.2 million in 2004 from US$40.0 million in 2003.

		Year 2004	Year 2003	% Change

Potassium Chloride	Th. Ton	212.0	284.1	(25)%

Back to Contents

The decrease in Potassium Chloride sales volume was mainly due to the following:

•	As sales of potassium chloride are directly related to its consumption as raw material in the production of potassium nitrate, the 25% decrease in third party sales volumes was mainly due to the increase in its use in potassium nitrate production. The significant increase in prices partially offset this decrease.

•	Market conditions suggest that potassium chloride prices should continue with the upward trend in 2005.

Sales of commodity fertilizers remained relatively constant during the year, reaching US$78.3 million compared to the US$81.0 million in 2003.

Cost of Sales

Cost of sales during 2004 was approximately US$608.7 million, an increase of 9.9% compared to the US$554.0 million recorded during 2003. Cost of sales consists primarily of production related expenses, depreciation, raw material costs, logistics expenses and the cost of imported fertilizers and blends used both for resale and in the production of other products. As a percentage of revenues, cost of sales were 77.2% in the year 2004 compared to 80.1% in 2003.

The higher costs of sales in 2004 reflect the increased trading of commodity and specialty fertilizers as well as the trading of lithium hydroxide. We expect to replace the trading of certain specialty fertilizers and lithium hydroxide with our own production within the next few years, increasing the gross margin derived from those operations.

The main factors affecting our costs of sales were the following:

•	Logistics costs increased by approximately 15% due to a worldwide low shipping capacity in the world and higher oil prices;

•	The Chilean peso strengthened against the U.S. dollar by approximately 13% on average (calculated as the percentage change between the average exchange rates for the years 2004 and 2003), thereby increasing the U.S. dollar amount of our costs denominated in Chilean pesos, mainly salaries and certain local contracts;

•	Natural gas shortages, extending through a period of approximately six weeks in 2004, increased our operation costs because we had to replace the natural gas with higher cost diesel.

Gross Profit

As a result of the factors described above, gross profit increased 30.4% to US$179.8 million in 2004 from US$137.8 million in 2003.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) were US$55.7 million (7.1% of revenues) in 2004 compared to US$50.6 million (7.3% of revenues) in 2003. The decrease of SG&A as a percentage of sales responds to our efforts to optimize the use of our sales affiliates, especially those acquired during 2003, SQM Mexico and Mineag.

Operating Income

As a result of the factors described above, operating income increased 42.3% to US$124.1 million in 2004 from US$87.2 million in 2003.

Back to Contents

Non-Operating Results (net)

The principal components of our non-operating results were as follows:

	Year ended December 31,

	2004	2003	2002

		(in millions of US$)
Net Financial income (expense) (1)	(15.1)	(18.8)	(25.5)
Exchange gain (loss)	(0.5)	6.6	(3.5)
Others	(1.9)	(8.9)	(1.0)

Total Non-Operating	(17.6)	(21.2)	(30.0)

(1)	Net of capitalized interests. During the years, 2004, 2003 and 2002, the Company capitalized interest in the amount of US$1.7 million, US$2.1 million and US$1.9 million, respectively.

During 2004, we had non-operating expenses of US$17.6 million, 17% lower than the US$21.2 million of expenses in 2003. The main reasons for this reduction in non-operating expenses were:

•	On August 18, 2004, we sold our 14.05% stake in Empresas Melón at a public auction carried out on the Santiago Stock Exchange. We recorded an after-tax profit of approximately US$6 million. This non-core asset had been held by us since 1998 when we sold our cement project to Empresas Melón. The sale of our investment in Empresas Melón is consistent with our strategy to focus on our core businesses.

•	Net financial expenses decreased from US$(21.0) million in 2003 to US$(16.8) million in 2004. The Company reduc ed its net financial debt by approximately US$106.7 million, partly as a result of the sale of our stake in Empresas Melón S.A.

•	Partially offsetting the positive effects of the foregoing, during 2003 we recorded exchange gains of approximately US$6.6 million, whereas during 2004 we recorded exchange losses of approximately US$0.5 million.

Income Taxes

In 2004 income taxes were US$27.3 million, resulting in an effective consolidated tax rate of 25.6%, compared to income taxes of US$16.0 million and an effective consolidated tax rate of 24.3% in 2003. In accordance with Chilean law, SQM and each of its subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$198.2 million at December 31, 2004, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rates in Chile were 17 % and 16.5% for 2004 and 2003 respectively.

The 71% increase in income taxes is mainly due to the increase in our net profits. Most of the 2004 tax provision relates to a deferred tax provision, which is determined in accordance with Chilean GAAP.

For a more detailed analysis of the company’s income and deferred taxes see Note 13 to the Consolidated Financial Statements.

Back to Contents

Results of Operations: 2003 compared to 2002

During 2003 we generated total revenues of US$691.8 million, which were 24.9% higher than the US$553.8 million recorded for 2002.

The main factors that explain the increase in revenues and the operational variations in the different product lines are discussed separately below.

Specialty Plant Nutrition

Revenues from sale of specialty plant nutrition increased to US $362.8 in 2003 from US$281.4 million in 2002.

		Year 2003	Year 2002	% change

Sodium nitrate	Th. Ton	62.5	59.5	5%
Potassium nitrate and sodium potassium nitrate	Th. Ton	696.5	558.6	25%
Blended and other specialty fertilizers(1)	Th. Ton	377.1	276.6	36%
Potassium sulfate	Th. Ton	143.2	161.0	(11)%

(1)

Includes Blended Fertilizers, Yara International Specialty Fertilizers and Other Specialty Fertilizers. Yara International Specialty Fertilizers sales for the year 2003 reached approximately US$ 17 million.

The significant increase in sales volumes for 2003 is mainly explained by:

•	The higher sales in sodium nitrate due to better market conditions;

•	Increase in sales volume of potassium nitrate and sodium potassium nitrate to the Latin American markets, especially Brazil;

•	Increase in sales volume (approximately 125 thousand tons) of potassium nitrate produced by PCS Yumbes SCM pursuant to the supply agreement with SQM;

•	Increase in sales volume of potassium nitrate to China;

•	Increase in sales volume of specialty blends and other specialty plant nutrients containing mostly non-SQM products due to the consolidation in 2003 of the subsidiaries in Mexico and in South Africa and the acquisition of Norsk Hydro Chile operations;

•	Lower sales volumes for potassium sulfate were due to maintenance carried out on the potassium sulfate plant, affecting total production levels and full year production costs, with the corresponding negative effects in gross margin.

In addition to the increase in sales volumes, average price level for our specialty fertilizers business increased during 2003 compared to the year 2002, mainly due to the strengthening of demand and the fact that producers are operating close to their nominal capacities.

Iodine and derivatives

Revenues for iodine and iodine derivatives in 2003 reached US$84.6 million, similar to the US$84.1 million of the previous year.

		Year 2003	Year 2002	% change

Iodine and derivatives	Th. Ton	6.6	6.4	3%

Back to Contents

The slightly higher sales volumes during 2003 compared to 2002 are primarily explained by the following:

•	We increased iodine sales to the x-ray contrast media market, which experienced growth rates of approximately 6% during 2003;

•	We increased our iodine sales to the sanitation market, which experienced growth rates of 3-5% during 2003; and

•	We increased our sales to the Chinese markets, mainly to the pharmaceutical and disinfectant (iodophors) industries.

Lithium and derivatives

Revenues from sales of lithium and lithium derivatives in 2003 reached US$49.7 million, compared to US$37.3 million in 2002.

		Year 2003	Year 2002	% change

Lithium carbonate and derivatives	Th. Ton	27.4	22.3	23%

The increase in revenues in 2003 compared to 2002 is mainly due to the following:

•	We increased sales of lithium hydroxide. This increase is related to higher product availability due to our acquisition of a lithium hydroxide stockpile in the United States at the end of 2002;

•	We increased sales of lithium carbonate to China as a result of increased demand; and

•	We increased sales of lithium carbonate in other Asia-Pacific markets, especially in Japan, as we continued to penetrate the rechargeable lithium battery markets.

Sales prices during 2003 were approximately 8% higher than sales prices in 2002.

Industrial Chemicals

Revenues from industrial chemicals sales in 2003 reached US$73.7 million, compared to US$70.8 million in 2002.

		Year 2003	Year 2002	% change

Industrial nitrates	Th. Ton	193.2	187.3	3%
Sodium sulfate	Th. Ton	54.2	63.2	(14)%
Boric acid	Th. Ton	10.7	11.3	(5)%

The increase in 2003 compared to 2002 is mainly explained by the following:

•	Sales of industrial nitrates products increased in 2003 and prices for industrial nitrate products were higher in 2003 than in 2002.

•	Sodium sulfate and boric acid sales volumes were lower due to lower production.

Other Products

Revenues from other products were US$121.0 million, including US$40.0 million from potassium chloride and US$81.0 million from commodity fertilizers.

Total revenues from other products increased 51.1% from US$80.1 million in 2002.

Back to Contents

Revenues for potassium chloride for 2003 reached US$40.0 million, compared to US$38.2 million in 2002.

		Year 2003	Year 2002	% change

Potassium Chloride	Th. Ton	284.1	286.0	(1)%

•	Sales of potassium chloride were directly related to its consumption as raw material in the production of potassium nitrate.

Our revenues for commodity fertilizers in 2003 reached US$81.0 million, higher than the US$41.9 million of the previous year. The main reason for this significant increase was the consolidation during 2003 of our subsidiaries in Mexico and in South Africa, and the acquisition of Norsk Hydro Chile operations, all of which increased our sales of other products, mainly in the form of trading of other fertilizers.

Cost of Sales

Cost of sales during 2003 was US$554.0 million, which represented a 30.4% increase compared to US$424.8 million recorded during 2002. Cost of sales consists primarily of production related expenses, depreciation, raw material costs, logistics expenses and the cost of imported fertilizers and blends used both for resale and in the production of other products. As a percentage of revenues, cost of sales were 80.1% in 2003, higher than the 76.7% observed in 2002.

The higher costs of sales in 2003 reflect the increased trading of commodity and specialty fertilizers as well as the trading of lithium hydroxide. We expect to replace the trading of certain specialty fertilizers and lithium hydroxide with our own production within the next few years, increasing the gross margin derived from those operations. Additionally, the appreciation of the Chilean peso against the U.S. dollar during 2003 has negatively affected the portion of the costs incurred in Chilean currency, mainly salaries and certain local contracts.

Gross Profit

As a result of the factors described above, gross profit increased 6.8% to US$137.8 million in 2003 from US$129.0 million in 2002.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$50.6 million (7.3% of revenues) in 2003 compared to US$46.3 million (8.4% of revenues) in 2002.

The total increase in selling and administrative expenses is mainly explained by the consolidation of subsidiaries in South Africa and in Mexico, and of the operations of Norsk Hydro Chile during 2003. The additional selling and administrative expenses related to these three subsidiaries is approximately US$4.9 million.

Operating Income

As a result of the factors described above, operating income increased 5.5% to US$87.2 million in 2003 from US$82.7 million in 2002.

Back to Contents

Non-Operating Results (net)

The principal components of our non-operating results were as follows:

	Year ended December 31,
(in millions of US$)	2003	2002	2001

Net financial income (expense) (1)	(18.8)	(25.5)	(29.5)

Exchange gain (loss)	6.6	(3.5)	(3.1)

Others	(8.9)	(1.0)	3.4

Total Non-Operating	(21.2)	(30.0)	(29.2)

(1)	Net of capitalized interests. During the years 2003, 2002 and 2001, the company capitalized interests in the amount of US$2.1 million, US$1.9 million and US$2.4 million, respectively.

During 2003, total net non-operating expenses were US$21.2 million, US$8.8 million decrease compared to US$30.0 million expended in 2002. The primary reasons were the following:

•	Net financial expenses decreased from US$25.5 million in the year 2002 to US$18.8 million in the year 2003. Our consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed us to reduce our net financial debt by approximately US$29.1 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses. See also Item 11. Quantitative and Qualitative Disclosures About Market Risk for an analysis of the Company’s debt which is subject to variable interest rates.

•	Exchange gains of US$6.6 million during 2003 as compared to net exchange losses of US$3.5 million during 2002. This was mainly due to the 21% appreciation of the Euro against the U.S. dollar.

•	The item Others increased from a net loss of US$1.0 million in the year 2002 to a net loss of US$8.9 million in the year 2003. This item includes expenses related to the write off certain capital expenditure projects.

Income Taxes

Income taxes reached US$16.0 million in 2003, resulting in an effective consolidated tax rate of 24.3% compared to income taxes of US$10.6 million in 2002, which resulted in an effective consolidated tax rate of 20.0%. In accordance with Chilean law, SQM and each of its subsidiaries compute and pay taxes on an individual basis and not on a consolidated basis. We had tax loss carry-forwards of US$62.6 million on December 31, 2003, the majority of which had no expiration dates and were expected to be utilized in the future.

•	The 51% increase in income taxes is mainly due to the increase in our net profits. Most of the 2003 tax provision relates to deferred tax provision, which is determined in accordance with Chilean GAAP.

Income taxes applied to companies in Chile were 16.5 % during 2003. Income tax will be raised during 2004 to a new tax rate of 17%.

For a more detailed analysis of income and deferred taxes see Note 13 to the Consolidated Financial Statements.

Foreign Exchange Rates - Inflation

As noted above, the U.S. dollar is the primary currency in which we operate. Nevertheless, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in other non-dollar currencies. During 2004, we had net foreign exchange loss caused mainly by appreciation in the Chilean peso.

Back to Contents

We also have a portion of our expenses in Chilean pesos and UF, which are partially offset by revenues denominated in Chilean pesos and UF. If the Chilean peso appreciates and the UF increases the process of translating these amounts to U.S. dollars will result in higher values in U.S. dollars, thereby generating exchange differences: 1) losses related to an increase of Chilean peso and UF denominated expenses, and 2) gains associated to Chilean peso and UF denominated revenues in the Chilean GAAP Consolidated Financial Statements. If there is a peso depreciation the opposite would occur. The net impact of price level adjustments to non-monetary assets and liabilities and equity for those subsidiaries which maintain their accounting records in Chilean pesos is also presented in the Chilean GAAP financial statements as part of the net foreign exchange gains and losses and is affected by the level of inflation in Chile. Although other income statement accounts are not affected by monetary correction adjustments, operating expenses that are denominated in UF or are linked to inflation in some manner would increase in U.S. dollar denominated Chilean financial statements if Chilean peso appreciation exceeds inflation.

The exposure to currency fluctuation is mainly originated by assets and liabilities in Euro, Chilean Peso, Mexican Peso and South African Rand. The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2004 and 2003:

	2004	2003
	Th US$	Th US$

Chilean pesos	66,980	130,046
Brazilian real	(448)	1,605
Euro	20,069	54,474
Japanese yen	3,693	2,314
Mexican pesos	(2,770)	17,688
South African rand	7,074	6,380
Other currencies	2,224	548

The main reason for the decrease in net monetary assets and liabilities in Chilean pesos is due to the sale on August 18, 2004, of our 14.05% stake in Empresas Melón. See Note 8 to the Consolidated Financial Statements included in Item 18 of this Form 20-F. Partly offsetting this decrease, the Chilean peso appreciated 7.1% against the U.S. dollar, which at the close of 2003 was 599.40 Ch$/US$ and at the close of 2004 was 559.83 Ch$/US$.

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2004, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately US$58.1 million in Euros, US$9 million in Chilean Pesos, US$1.6 million in South African rands and US$3.5 million in Mexican pesos.

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

Net income under U.S. GAAP for 2004, 2003 and 2002 was US$86.8 million, US$57.8 million and US$46.9 million, respectively, compared to that reported under Chilean GAAP of US$74.2 million, US$46.8 million and US$40.2 million, respectively.

Total shareholders’ equity under U.S. GAAP at December 31, 2004 and 2003 was US$856.9 million and US$794.7 million, respectively, compared to that reported under Chilean GAAP of US$948.6 million and US$890.0 million, respectively.

Back to Contents

5.B. Liquidity and Capital Resources

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

The current ratio increased from 3.62:1 as of December 31, 2003 to 4.38:1 as of December 31, 2004 due to a decrease in short term borrowings, and increases in accounts receivable and intermediate product inventories.

As of December 31, 2004, we had total debt (short-term borrowings, current portion of long-term bank debt, long term bank debt and sundry creditors) of US$213.6 million, as compared to total debt of US$324.1 million as of December 31, 2003. Of the total debt of US$213.6 million at December 31, 2004, US$12.5 million was short-term debt plus the current portion of long-term bank debt. Of the total debt of US$324.1 million at December 31, 2003, US$62.0 million was short-term debt plus the current portion of long-term bank debt. All of our long-term bank debt (including the current portion) as of December 31, 2004 was denominated in U.S. dollars. The following table sets forth the maturities of our long-term bank debt as of June 25, 2005:

Years	Amount
(millions of US$)

2006(1)	200.0
2010(2)	100.0

(1)	As of December 31, 2004, the long-term outstanding debt was US$200.0 million.
(2)	In February 2005, we negotiated a syndicated loan for US$100.0 million.

On December 2002, we renegotiated an older syndicated loan into another of US$60 million at an interest rate of LIBOR + 1.00% (2.226% at December 31, 2003). During 2003, we prepaid in full the US$80 million syndicated loan. Under the terms of that facility, we were required to comply with certain financial ratios. In particular, we had to maintain a ratio of debt to total capitalization (measured as interest indebtedness to interest indebtedness plus shareholder’s equity) of less than 0.45:1 and a maximum level of short term-debt interest indebtedness (for this purpose only short-term interest indebtedness of SQM and certain subsidiaries is considered) to current assets of 0.30:1. As of December 31, 2003, we were in compliance with these ratios. In addition, we borrowed US$200 million in September 1996, which is due in 2006 and bears interest at a fixed rate of 7.7%.

Recently, at the end of February 2005, SQM subscribed a loan agreement oriented to refinance future debt maturities and part of the Capex program. The 5-year loan is for US$100 million and bears interest at an initial rate of Libor + 0.325%.

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

As of December 31, 2004, we had US$66.8 million of cash and cash equivalents, including marketable securities. See Note 2 to the Consolidated Financial Statements. In addition, as of December 31, 2004, we had unused credit lines amounting to approximately US$435 million. For information on the level of borrowings as of December 31, 2004, see Item 18. Consolidated Financial Statements.

Shareholders’ equity increased from US$890.0 million in 2003 to US$948.6 million in 2004. Our ratio of total liabilities to equity (including minority interest) decreased from 0.53:1 to 0.48:1 due to both the slight reduction of our consolidated debt and the mentioned increase in equity.

Our capital expenditures in 2004 amounted to US$91.4 million, of which US$35 million corresponded to the acquisition of PCS Yumbes.

Back to Contents

For a description of the items included in our capital expenditures in previous years as well as future plans, see Item 4. Information on the Company—Capital expenditure program.

We evaluate from time to time our cash requirements to fund capital expenditures and increases in working capital. If we find that resources coming from our internally generated cash flows (including depreciation and retained earnings) will not be enough to fund future capital expenditures, we evaluate and choose the best financial alternative available for the company. As debt requirements also depend on the increase or decrease of accounts receivables and inventories, we cannot accurately determine the amount of debt we will use to finance part of our capital expenditures program, but we believe that cash flow generated by internal operations, cash balances and available credit lines, will enable us to meet our working capital, capital expenditure and debt services requirements for 2005, 2006 and 2007.

Pension Plan

Our wholly owned subsidiary SQM North America Corporation has a defined benefit, noncontributory pension plan covering substantially all employees who qualify as to age and length of service. Plan benefits are based on years of service and the employee’s highest five-year average compensation during the last ten years of employment. The plan’s assets consist primarily of equity mutual funds and group annuity contracts. Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2004	2003

Weighted-average discount rate	7.5%	7.5%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	8.5%	8.5%

For further discussion see Note 27 Differences between Chilean and United States Generally Accepted Accounting Principles— II.m) Post retirement obligations and staff severance indemnities.

Environmental Commitments

Regarding the María Elena Project, see Item 4. Information on the Company—Environmental Regulation. We have committed to future disbursements in the amount of US$53.0 million. The most important of these investments is the engineering and building of the María Elena piles that represent US$52 million. For further discussion see Note 24. to the Consolidated Financial Statements.

5.C.	Research and Development, Patents and Licenses, Etc.

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

Our research and development activities are conducted principally at the Antofagasta Research and Development Center. The center has a total staff of 28 people, including seven Ph.D, three MSc, and seven professionals in the fields of engineering and chemistry conducting research on various projects. Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher -margin products from current products through vertical integration or different product specifications, (iii) development of new products, and (iv) improvement of technical customer service.

For the years ended December 31, 2004, 2003, 2002 and 2001, we spent approximately US$1.8 million, US$1.4 million, US$2.2 million and US$2.2 million respectively, on research and development activities.

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

Back to Contents

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the U.S. and Chile, and other countries when necessary.

5.D.	Trend Information

In 2004, iodine prices continued to increase, following a trend initiated during the last quarter 2003. We expect this trend to continue during 2005 due to sustained growth in demand accompanied by only marginal increases in production, as most of the producers are operating close to their full capacities

We expect the increased demand for lithium carbonate observed in the past years to continue. Demand is mostly driven by lithium batteries, x-ray contrast media and biocides producers. Further price recovery is forecasted in the short run.

Potassium nitrate and sodium potassium nitrate sales volumes slightly increased during 2004 compared with 2003. Additionally, prices increased during 2004, and we expect this trend to continue during 2005.

Sodium nitrate third party sales for 2005 are expected to continue to decrease subsequent to the past ten years’ trend. This trend is related to the use of sodium nitrate as raw material for some specialty plant nutrients such as potassium nitrate and other specialty fertilizer blends, whose sales are expected to increase in the years to come. Additionally, and similar to potassiu m nitrate, prices are expected to continue increasing during 2005.

During 2004, logistics cost increased by approximately 15% due to higher oil costs and the recovery of the word economy that generated an increase in the shipments demand. We expect this trend will continue during 2005.

5.E.	Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, retained or contingent interests in transferred assets, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities, or any other obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us or that engages in leasing, hedging or research and development services with us.

5.F.	Tabular Disclosure Of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2004:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Long- and Short-Term Debt	212,532	12,532	200,00	—	—
Capital lease obligations	1,285	179	532	434	140
Operating leases	99,934	5,151	7,582	7,582	79,619
Purchase of permanent investments	1,161	1,161	—	—	—
Purchase commitments	73,628	73,628	—	—	—
Staff severance indemnities	11,875	—	—	—	11,875
Other liabilities	—	—	—	—	—

Total Contractual Obligations and Commitments	400,415	92,651	208,114	8,016	91,634

Back to Contents

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors And Senior Management

We are managed by our executive officers under the direction of our Board, which, in accordance with the Company’s By -laws, consists of eight directors who are elected at the annual ordinary shareholders’ meeting. The Board consists of seven members elected by shareholders of the Series A shares, and one member elected by shareholders of the Series B shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders meeting. Cumulative voting is allowed for the election of directors. The current members of the Board of Directors were elected on April 29, 2005 and their terms expire in 2008. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman, when requested by (i) the director elected by holders of the Series B shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

Our directors and executive officers as of June 20, 2005 are as follows:

Directors Name	Position	Current position held since

Julio Ponce L.(1)	Chairman of the Board and Director	September 1987

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

Mr. Brownlee is Senior Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc. Mr. Brownlee earned degrees in Science and Business Administration from the University of Saskatchewan. He is on the Board of Great Western Brewing Company as well as PhilomBios, an agricultural biotechnology company. He became director at SQM on December 2001.

Hernán Büchi B.	Director	April 1993

Mr. Büchi is a Civil Engineer from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a Board member in Quiñenco S.A., FICAP S.A., P y S S.A., Alto Pa lermo S.A. and S.A.C.I. Falabella, among others.

Back to Contents

José María Eyzaguirre B.	Director	December 2001

Mr. Eyzaguirre is a lawyer, partner of the Chilean law firm Claro y Cia. He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985. In 1987, he obtained a Master’s Degree from New York University School of Law. He was admitted to the New York Bar in 1988. He is also a member of the board of directors of Gasoducto del Pacífico S.A., a transandean gas pipeline, and Chairman of the Board of directors of Club de Golf Valle Escondido.

Daniel Yarur E. (2)	Director	April 2003

Mr. Yarur is an Information Engineer from the Universidad de Chile and holds an MSc in Finance at the London School of Economics and an AMP at Harvard Business School. He is a member of the Board of Banco de Credito e Inversiones, Antofagasta P.L.C. (based in London), Antofagasta Minerals and Invertec Pesquera Mar de Chiloe S.A. Mr Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also Chairman of the Council Organization of the Securities Regulators of America. He is also a Professor at the Faculty of Economic and Administrative Sciences, Universidad de Chile.

Wolf von Appen	Director	May 2005
Entrepreneur. Mr. von Appen is Chairman of Ultramar Agencia Maritima Ltda. He is currently a Board member of Sociedad de Fomento Fabril and Vice president of Centro de Estudios Publicos.

Back to Contents

José Antonio Silva B.	Director	December 2001
Mr. Silva is a lawyer from the Pontificia Universidad Católica de Chile and holds a Master’s Degree in law at Harvard Law School. Currently, he is Senior Partner of the Chilean law firm Silva, Rencoret, Schultz & Lehuedé Abogados.

Kendrick T. Wallace	Director	December 2001
Mr. Wallace is a lawyer who graduated from Harvard Law School. He is now Senior Vice President and General Counsel of Yara International ASA in Oslo, Norway. Prior to the spin-off of Yara International ASA from Norsk Hydro ASA, he was the chief legal counsel for Norsk Hydro ASA for North and South America in Tampa, Florida. Before that he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri. Mr. Wallace is a member of the Board of Directors of Adubos Trevo S.A. in Brasil and of a number of subsidiaries of Yara International ASA in North and South America. He is also on the Board of Directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A.

Back to Contents

Executive Officers
Name	Position	Current position held since

Patricio Contesse G. (2)	Chief Executive Officer	March 1990

Mr. Contesse is a Forestry Engineer from the Universidad de Chile. He joined the Company in 1981 as CEO, a position he held until 1982, and again in 1988. In the past, he was CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A. He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile. Mr. Contesse is also a member of the Board of Soquimich Comercial.

Patricio de Solminihac T. (2)	Chief Operating Officer and Executive Vice President	January 2000

Mr. de Solminihac is a Chemical Engineer from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined the Company in 1988 as Business Development Vice President. In 1989, he became General Manager and later on he became Vice Chairman of the Board of SQM, a position he held from 1989 through January 2000. Mr. de Solminihac was Country Manager for Raychem Corporation. Currently he is a member of the Board of Empresas Melón S.A. and CEM. Mr. de Solminihac is also a member of the Board of Soquimich Comercial.

Matías Astaburuaga S.	General Counsel	February 1989

Mr. Astaburuaga is a lawyer from the Pontificia Universidad Católica de Chile. He joined the Company in 1989. Before that, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region.

Ricardo Ramos R. (2)	Chief Financial Officer and Business Development Senior Vice President	November 1994

Mr. Ramos is an Industrial Engineer from the Pontificia Universidad Católica de Chile. He joined SQM in 1989 as an advisor in the Finance area. In 1991, he moved to the Sales department, where he was in charge of the coordination between operations and sales. In 1993, he returned to the Finance department and became deputy CFO. Mr. Ramos is also a member of the Board of Soquimich Comercial.

Back to Contents

Executive Officers
Name	Position	Current position held since

Jaime San Martín L. (2)
Mine Affairs Senior Vice President Internal Auditor Mr. San Martín is a Transportation Engineer from the Pontificia Universidad Católica de Chile. He joined the Company in 1995 as Project Manager. He became Metallic Mining Development Manager in 1997, and Development Manager in 1998, Business Development and Mining Property Vice President in 1999 and Technical Senior Vice President in 2001.
June 2005

Luis Eugenio Ponce L.	Corporate Commercial Senior Vice President	March 1999

Mr. Ponce is a Mechanical Engineer from the Universidad Católica de Valparaíso. In 1981, he joined the Company as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. In the past he was member of the Board of IANSA. Currently he is a member of the board of Cerámicas Florencia S.A. Mr. Ponce is also a member of the Board of Soquimich Comercial. He is the brother of Julio Ponce.

Carlos Nakousi S. (2)	Salar-Lithium Operations and Technology Senior Vice President	May 2003

Mr. Nakousi is an Industrial Engineer from the Pontificia Universidad Católica de Chile and a Harvard Business School alumni, after completing the Advanced Management Program in 2002. He joined the Company in 1989 as Head of Process Development. He became Deputy Development Manager in 1993, Development Manager of SQM Salar S.A. in 1995, Senior Vice President Salar Operations of SQM in 1999 and Operations Senior Vice President in 2003

Camila Merino C. (2)	Human Resources and Administration Senior Vice President	March 2001

Mrs. Merino is an Industrial Engineer from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from the Sloan School of Management at MIT. She joined the Company in 1991, and after a two-year period at MIT, she re-joined the Company in 1998 as Nitrates Operations Manager. In the same year she became Finance and Administration Manager of SQM Nitratos S.A. and later on, in 1999, Corporate Services Manager.

Back to Contents

Executive Officers
Name	Position	Current position held since

Mauricio Cabello.	Nitrates-Iodine Operations Senior Vice President	June 2005

Mr. Cabello is a Mechanical Engineer from the Universidad de Santiago de Chile. He joined the Company in 2000 as Maintenance Superintendent of SQM Salar. He became Maintenance Manager of SQM Nitratos- Yodo in 2002 and Production Manager of SQM Nitratos-Yodo in 2004. He previously worked in various engineering-related positions in Pesquera San José S.A., Pesquera Coloso S.A. and Cintac S.A.

Pauline de Vidts S. (2)	Safety, Health & Environment Senior Vice President	June 2005

Mrs. De Vidts is an Industrial Engineer from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined the company in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for this operations in 1998, and later on, in 2001, she became Corporate R&D and Environmental Issues Vice President.

(1)	Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.
(2)	The individual beneficially owns less than one percent of the Company’s shares,

6.B.	Compensation

Directors are paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven Directors), which is independent of the number of Board sessions held per month. In addition, the Directors receive additional compensation (in Chilean pesos) each year based on a profit-sharing program approved by the shareholders in an amount equal to 0.65% of the net income (after amortization of negative goodwill) for the Chairman of the Board and of 0.65% of the net income (after amortization of negative goodwill) for the remaining seven Directors, divided equally among those directors. Profit-sharing payments are paid in the year following the fiscal year in respect of which they are earned.

Back to Contents

During 2004, the total compensation paid to each of our directors under the foregoing was as follows:

	Total per subsidiaries Ch$				Annual Total Ch$

	SQM S.A.		SQMC

Name	Meeting	Committee	Meeting	Committee

Ponce Lerou, Julio	249,753,573		61,313,205		311,066,778
Büchi Buc, Hernán	37,140,213				37,140,213
Brownlee, Wayne R.	37,140,213	10,227,904			47,368,117
Eyzaguirre, José María	37,140,213				37,140,213
Silva, José Antonio	37,140,213	10,227,904			47,368,117
Wallace, Kendrick T.	37,140,213				37,140,213
Milstein, Avi (1)	37,140,213	10,227,904	6,131,321		53,499,438
Yarur, Daniel	37,140,213				37,140,213

Total	509,735,064	30,683,712	67,444,526	0	607,863,302

(1)	On January 18, 2005 Mr. Avi Milstein presented his resignation to the Board of Directors.

For the year ended December 31, 2004, the aggregate compensation paid to our 66 main executives based in Chile was approximately Ch$ 4,905.4 million. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual executive officers.

We do not maintain any pension or retirement programs for the members of the Board or our officers in Chile.

6.C.	Board Practices

Information regarding the period of time each of SQM’s current Board of Directors has served in their respective office is provided in the discussion of each member of the Board above at Item 6.A Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2008. The contracts of our executive officers are indefinite.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There exist no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, we have a Comité de Directores (Directors’ Committee) composed of three directors, which performs many of the functions of an Audit Committee.

The members of our Directors’ Committee are Hernán Büchi B., José Antonio Silva B. and Daniel Yarur Elsaca. This Committee operates in accordance with article 50 bis of Law Nº 18.046, which provides that the Committee shall:

(a)	Examine and issue an opinion regarding the external auditor’s report and financial statements prior to its final presentation for approval at the General Shareholders Meeting
(b)	Propose to the Board of Directors the external auditors and the rating agencies that will be presented to the General Shareholders Meeting

Back to Contents

(c)	Examine and elaborate a report concerning the operations covered by articles 44 and 89 of Law Nº18.046
(d)	Examine the remuneration and compensation plans of the senior management

Pursuant to the above, these were the main activities of Directors’ Committee during 2004:

(a)	Analysis of the unaudited financial statements
(b)	Analysis the audited financial statements
(c)	Analysis and proposal of the external auditors and credit risk rating agencies
(d)	Analysis of the goals and purposes of the Internal Auditor Department
(e)	Analysis of the salary and compensation plans of the Company’s management
(f)	Analysis of research projects that will be done with the “Institute for R&D Limited”- which is related to Israel Chemicals Limited
(g)	Analysis of matters related to Section 404 of the “Sarbanes–Oxley Act”
(h)	Analysis of certain agreements with subsidiaries and affiliates
(i)	Analysis of future investments
(j)	Approval of minutes of previous meeting

Article 50 bis states that the Committee should consist of three directors, of which the majority must be independent from the controller, if any, and that their functions are to be remunerated. On April 29, 2005, the General Shareholders Meeting agreed to pay a remuneration of UF50 per director per month, independently of the number of meetings of the Committee for the period between May 2005 and April 2006, both included. This remuneration is independent from their compensation as Directors of the Board. At that same meeting, an operational budget for the Committee of UF1,800 was approved.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting.

On June 21, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

The members of the audit committee are Hermán Büchi B., José Antonio Silva B. and Daniel Yarur Elsaca. Each of the three members meets the NYSE independence requirements for audit committee members.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 beginning July 31, 2005, but are not at any time required to comply with Rule 303A.07.

Comparative Summary Of Differences In Corporate Governance Standards

The following table provides a comparative summary of differences in corporate governance practices followed by us under our home-country rules and those applicable to U.S. domestic issuers pursuant to Section 303A of the New York Stock Exchange (NYSE) Listed Company Manual.

Back to Contents

Section	NYSE Standards	SQM practices pursuant to Chilean regulations

303A.01	The majority of the listed company directors must be independent	There is no legal obligation to have a majority of . independent directors on the Board.

303A.02	Independence Test	A Director is considered independent if he would have been elected without the vote of the controlling shareholder and related persons and entities.

303A.03	Non-management directors must meet at regularly scheduled executive sessions without management.	These meetings are not needed given that directors do not also serve as executive officers.

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, and must have a written charter.	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors’ Committee (see Board practices above).

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors’ Committee (see Board practices above) that is in charge of reviewing management’s compensation.

303A.06 303A.07	Listed companies must have an audit committee with a minimum of three members, certain requirements of independence and a written charter.	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors’ Committee (see Board practices above) with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans involving directors, executives, employees, or other service providers.	SQM does not have equity compensation plans. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Chilean law does not require that corporate governance guidelines be adopted. Directors’ responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors’ compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees.	Not contemplated in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the company’s website, www.sqm.com.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Not contemplated in the Chilean regulations. The CEO must only comply with letter (b) of this section, referring to the obligation upon the CEO to notify if any material and relevant NON-fulfillment exists in relation to section 303A.

6.D.	Employees

As of December 31, 2004, we had 3,418 permanent employees, of whom 280 were employed outside of Chile. The average tenure of our full time employees is approximately 9.4 years.

	2004	2003	2002	2001

Permanent employees	3,418	3,455	3,050	3,024
Employees in Chile	3,138	3,154	2,869	2,866
Employees outside of Chile	280	301	181	158

Of our permanent employees in Chile, 73,7% are represented by 30 labor unions, which represent their members in collective bargaining negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective bargaining agreement, such as housing allowances and additional death and disability benefits.

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

Back to Contents

We have experienced no strikes or significant work stoppages in the last ten years and consider the relationship with our employees to be good.

Recent legislation to reform Chilean Labor Law has amended several articles of Employment Law N° 19.759. One of the most relevant amendments to the Company was the Article 22, which reduced the hours in a working week from 48 to 45, effective as of January 1, 2005. During 2004, we changed all our work shifts that had more than 45 working hours, in order to comply with the new requirement. These changes did not result in significant higher costs or operational problems.

6.E.	Share Ownership

Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control Inversiones SQ Holding S.A. Inversiones SQ Holding S.A. and Yara International ASA beneficially own 51% and 49%, respectively, of Inversiones SQYA S.A. Inversiones SQYA S.A. indirectly controls and beneficially owns Sociedad de Inversiones Pampa Calichera S.A., which in turn owns 100% of Global Mining Investments (Chile) S.A. Therefore, Mr. Ponce and related persons beneficially own through the above entities 65,702,424 Series A Shares, constituting 46% of the outstanding Series A Shares and 24.96% of the total shares of SQM. See Item 7.A. Major Shareholders.

Pursuant to the Company’s By-laws, as amended, as of May 25, 2005, no holder of Series A or Series B shares will have the right to exercise for itself or on behalf of other holders of Series A or Series B shares the right to vote more than 37.5% of the outstanding shares of each such class entitled to vote. For purposes of calculating such percentage, shares owned by persons related to such shareholder shall be added to shares held by such shareholder.

The following table shows the combined stakes that Mr. Julio Ponce and Yara International ASA have held in SQM as of December 31:

% Beneficial ownership

2005 (1)	24.96%
2004	22.63%
2003	20.35%
2002	20.35%

(1)	As of June 2005

No other director or executive officer owns more than 1% of each share class of the Company as of June 15, 2005. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed. Directors and executive officers as a group own 0.61% of total shares

We do not grant stock options or other arrangement involving the capital of SQM to directors, managers or employees.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Taking into account the ownership structure of the stockholders, the Company does not have a controlling entity. The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of June 15, 2005 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares and with respect to all of our directors and executives officers as a group. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or SVS) and the Chilean Stock Exchange.

Shareholder	Number of Series A Shares Beneficially Owned	% Series A Shares	Number of Series B Shares Beneficially Owned	% Series B Shares	% Total Shares

Sociedad de Inversiones
Pampa Calichera S.A.(1)(2)	52,434,256	36.71%	—	0.00%	19.92%
Inversiones El
Boldo Ltda. (3)	43,861,795	30.71%	—	0.00%	16.67%
The Bank of New York	187,410	0.13%	32,135,120	26.70%	12.28%
Inversiones RAC
Chile Ltd.(3)	19,200,242	13.44%	2,699,773	2.24%	8.32%
A.F.P. Habitat S.A. (4)	—	0.00%	8,426,384	7.00%	3.20%
A.F.P. Provida S.A. (4)	—	0.00%	8,218,006	6.83%	3.12%
Larrain Vial S.A.	2,921,165	2.05%	4,610,656	3.83%	2.86%
Global Mining
Investments (Chile) S.A.(1)	7,123,076	4.99%	—	0.00%	2.71%
A.F.P. Sta. María S.A.(4)	—	0.00%	6,350,915	5.28%	2.41%
Inversiones SQYA S.A.(1)	6,145,092	4.30%	—	0.00%	2.33%

(1)	Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control Inversiones SQ Holding S.A, which in turn, together with Yara International ASA beneficially own 51% and 49%, respectively, of Inversiones SQYA S.A. Inversiones SQYA S.A. indirectly controls and beneficially owns Sociedad de Inversiones Pampa Calichera S.A., which in turn owns 100% of Global Mining Investments (Chile) S.A. Therefore, Mr. Ponce and related persons beneficially own through the above entities 65,702,424 Series A Shares, constituting 46% of the outstanding Series A Shares and 24.96% of the total shares of SQM. This stake resulted from successive purchases carried out in the Santiago Stock Exchange during the last part of 2004 and the first months of 2005. The stake held by Mr. Ponce and related parties as of December 31, 2003, 2002 and 2001 was, respectively, 20.35%, 20.35% and 20.1% of the total shares of SQM.
(2)	Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market. Approximately 55 of our employees are shareholders of Pampa Calichera, either directly or indirectly.
(3)	Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., being therefore the beneficial owner of 65,761,810 SMQ’s shares that represent 24.99% of SQM’s total shares. This stake resultedfrom successive purchases carried out in the Santiago Stock Exchange during the last part of 2004 and the first months of 2005. The stake held by Potash Corporation of Saskatchewan as of December 31, 2003, 2002 and 2001 was respectively 20. 35%, 20.35% and 18.35% of the total shares of SQM.
(4)	A.F.P.s are legal entities that manage pension funds and are the registered holders of Series A shares and Series B shares acquired with pension funds resources.

Series A and Series B shares have the same economic rights (i.e. both Series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary. One share equals one vote, with the sole exception of the election of the Board of Directors, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this Series may call an ordinary or extraordinary Shareholders Meeting and the Director elected by this Series may request an extraordinary Board Meeting without the authorization of the Chairman of the Board. Maximum individual voting power per series is 37.5%. In addition, the Director elected by the Series B shares cannot vote in the election of the Chairman of the Board after a tie vote has occurred in the prior voting process. There are currently 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

Back to Contents

7.B.	Related Party Transactions

Article 89 of the Chilean Companies Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be implemented only after the same is approved by the Board of Directors under terms similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company, shareholders or interested third parties that suffer losses as a result of such violations. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Accounts receivable from and payable to related companies are stated in U.S. dollars and accrue no interest. Transactions are made under terms and conditions that are similar to those offered to unrelated third parties.

We further believe that we could obtain from third parties all raw materials now being provided by related parties. The provision of such raw materials by new suppliers could initially entail additional expenses.

For additional information concerning our transactions with affiliates and other related parties, see Note 5 of the Consolidated Financial Statements as of December 31, 2004.

7.C.	Interests Of Experts And Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A.	Consolidated Statements And Other Financial Information

8.A.1  See Item 18. Consolidated Financial Statements for our consolidated financial statements.

8.A.2  See Item 18. Consolidated Financial Statements.

8.A.3  See Item 18. Consolidated Financial Statements—Report of Independent Registered Public Accounting Firm.

8.A.4  Not applicable.

8.A.5  Not applicable.

8.A.6  Export Sales

We derive most of our revenues from sales outside of Chile. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2004	2003	2002

Foreign sales	629,671	534,651	440,257
Total sales	788,516	691,806	553,809

% of foreign sales	79.9	77.3	79.5

Back to Contents

8.A.7  Legal Proceedings

We are or were during 2005 a party to the following legal proceedings:

During the first quarter of 2001, the Company filed an arbitration claim against its insurers, ACE Seguros S.A. and Chubb de Chile Compañía de Seguros Generales S.A., for payment of ThUS$36,316 in indemnifications related to the leak of brines from the pre-concentration ponds that were built by the Company in the Salar de Atacama, which caused losses to the Company of boron, lithium, potassium sulfate and other salts that were to be obtained from such ponds and used in production. The insurance companies argued that the leak was caused by a defect in the design of the ponds attributable to SQM and, therefore, have denied payment of all amounts. Recently, the Santiago Court of Appeals ruled in favor of the insurance companies. This litigation is not subject to further appeal.

During the last quarter of 2002, the French company Compagnie Du Guano de Poisson Angibaud S.A. (”Angibaud”) filed an arbitration claim under French arbitration laws (Association Francaise d’Arbitrage) against the Company requesting indemnification for the alleged early termination of a contract with Generale de Nutrition Vegetale SAS (”GNV”), a French company in which Angibaud and the Company had a 50% share ownership, that held the distribution rights to certain of the Company’s products in France. Angibaud has since filed additional claims against the Company for payment of GNV’s debts, recovery of invoiced amounts and other matters. The total amount demanded is ThEuro$ 30,295.

In October 2004, Tallepsen Services Company L.P. commenced an arbitration proceeding against SQM Lithium Specialties Limited Partnership LLP seeking an award of ThUS$900 for professional fees allegedly owed. In June 2005 its was determined that SQM was not required to make any payment to Tellepsan.

The Company is party to various other lawsuits arising in the ordinary course of business. Management considers it unlikely that any losses associated with such lawsuits will significantly affect the Company’s results of operations, financial position, and cash flows.

8.A.8.  Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit to the annual ordinary shareholders’ meeting for approval the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy. Dividends are not price-level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined on a Chilean GAAP basis), unless and except to the extent it has a deficit in retained earnings.

Since 1990, our Board of Directors has followed a policy of paying a single dividend equal to approximately 50% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. During 2005, and considering our capacity to deliver increasing cash flows, at the Annual Ordinary Shareholders’ Meeting held on April 29, 2005, the shareholders approved a single dividend with respect to 2004 of US$0.18282 per share, equal to 65% of the net income, before amortization of negative goodwill for that year, which was paid on May 12, 2005. The Board of Directors also reaffirmed for 2005 a dividend policy that authorizes distribution of cash dividends in an amount equal to 65% of our net income before amortization of negative goodwill for the year. The Board of Directors currently expects to recommend that such dividend be paid in a single distribution in May 2006.

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

Back to Contents

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

Dividends		Per Share	Per ADS	Per Share	Per ADS

Declared for the
business year	Paid on	Ch$	Ch$	US $	US$

2000	2001	30.56	3.05	0.051	0.51
2001	2002	37.03	3.70	0.056	0.56
2002	2003	53.31	5.33	0.076	0.76
2003	2004	55.05	5.50	0.088	0.88
2004	2005	106.56	10.65	0.182	1.82

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

8.B. Significant Changes

No significant change has occurred since the date of the financial statements set forth in Item 18.

Back to Contents

ITEM 9.   THE OFFER AND LISTING

9.A Offer And Listing Details

Price History

The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADSs as reported by the NYSE, as the two main Exchanges on which our shares are traded.

(a)  Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (2)				Per ADS
	Series A		Series B		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

2000	1,790	1,180	1,800	1,030	34.50	20.00	34.81	17.63
2001	1,940	1,310	1,635	1,150	28.55	22.60	24.20	16.00
2002	3,000	1,620	1,660	1,305	44.75	23.00	24.44	18.41
2003	3,050	1,630	2,995	1,580	47.10	22.00	46.26	21.60
2004	3,900	2,350	3,580	2,160	68.00	37.05	62.75	32.98

(b)  Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (2)				Per ADS
	Series A		Series B		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	US$	US$	US$	Ch$	US$

2003
First quarter	1,760	1,630	1,770	1,580	24.40	22.00	24.06	21.60
Second quarter	2,200	1,750	1,910	1,720	31.94	24.00	26.91	24.00
Third quarter	2,700	2,000	2,650	2,020	39.80	29.50	40.00	28.93
Fourth quarter	3,050	2,478	2,995	2,400	47.10	40.00	46.26	39.67

2004
First quarter	2,500	2,350	2,610	2,229	43.99	40.25	44.10	37.25
Second quarter	2,600	2,380	2,590	2,160	42.75	37.05	41.10	32.98
Third quarter	3,000	2,575	2,935	2,530	48.25	40.90	48.20	39.23
Fourth quarter	3,900	3,000	3,580	2,955	68.00	48.75	62.75	43.51

2005
First quarter	4,900	3,600	4,760	3,269	81.25	66.80	80.55	57.50
Second quarter (through May 31)	5,501	4,900	5,101	4,598	95.35	84.95	88.00	78.98

Back to Contents

c)   Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (2)				Per ADS
	Series A		Series B		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

December 2004	3,900	3,356	3,548	3,380	68.00	59.75	62.75	57.18
January 2005	4,250	3,600	3,500	3,269	76.25	66.80	61.00	57.50
February 2005	4,600	3,600	4,265	3,500	77.00	67.01	74.60	60.40
March 2005	4,900	4,580	4,760	4,150	83.50	75.50	78.00	70.03
April 2005	5,500	4,900	4,990	4,740	90.00	84.95	87.09	80.32
May 2005	5,501	5,270	5,101	4,598	95.35	87.30	88.00	78.98

(1)	Series B shares began trading on the New York Stock Exchange on September 1993.
(2)	Pesos per share of Common Stock reflect nominal price at trade date.
(3)	Series A shares started trading on the New York Stock Exchange in April 9, 1999.

As of June 15, 2005, there were 18,741 Series A and 3,213,512 Series B ADSs (equivalent to 187,410 Series A shares and 32,135,120 Series B shares respectively) outstanding held by 4 holders of record for Series A ADSs and 10 holders of record for the Series B ADSs. As of June 15, such ADSs represented approximately 12.28% of the total number of issued and outstanding shares of our Company.

9.B   Plan Of Distribution

Not Applicable

9.C   Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange), and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). Each series also is traded on the New York Stock Exchange in the form of ADSs, each representing 10 Series B and 10 Series A shares respectively. The Bank of New York (the Depositary) is the Depositary of both Series. The ADSs representing Series A shares have traded on the NYSE since April 9, 1999; the ADSs representing Series B shares have traded on the NYSE since September 21, 1993.

9.D   Selling Shareholders

Not applicable

9.E   Dilution

Not applicable

9.F   Expenses Of The Issue

Not applicable

Back to Contents

ITEM 10.   ADDITIONAL INFORMATION

10.A.   Share Capital

Not applicable

10.B.   Memorandum And Articles Of Association

SQM, headquartered at El Trovador Nº 4285, Piso 6, Santiago, Chile, is an open stock corporation (sociedad anónima, abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 Nº 1.992.

Corporate purposes

Our specific purposes, which appear on article 4 of our By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agroindustrial and farm forestry activities, in any way; (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estates; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. We may comply with the foregoing acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilit ies or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Back to Contents

Directors

The Company’s By-laws, in articles 16 and 16 bis, essentially establishes that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 44 and 136 of Law Nº 18.046 and the applicable regulations of such Law. Notwithstanding the above, the said operations must be approved by two thirds of the Board of Directors.

The Board of Directors’ duties are remunerated, as stated in article 17 of the Company’s By-laws, and the amount of that compensation is fixed yearly by the General Ordinary Shareholders Meeting. Therefore, Directors can neither determine nor modify their compensation.

Directors cannot authorize Company loans on their behalf.

As stated in article 10 of the Company’s By-laws, Directors can be reelected indefinitely; thus, there is no age limit for their retirement.

As stated in article 9 of the Company’s By-laws, the possession of shares is not a necessary condition to become a Director of our Company.

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Fire Department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of our issued, outstanding and paid shares. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of its capital stock’s share and the preferences. An Ordinary or Extraordinary Shareholders Meeting may be called when the shareholders of at least 5% of Series B issued shares request so and an Extraordinary Board of Directors Meeting may be called without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis establish that in General Shareholders Meetings each shareholder will have a right to one vote for each share he owns or represents and that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the outstanding shares with right to vote of each Series. On May 25, 2005, in an Extraordinary General Shareholders meeting, the shareholders approved an amendment to article 31 of the Company’s By-laws, which now requires that in calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons, state-owned companies, decentralized, autonomous, municipal, or other institutions, concentrate more than 32% of our total shares with right to vote.

Each Series A Share and Series B Share is entitled to share equally in the Company’s profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

Our By-laws do not contain any provision relating to: (i) redemption provisions, (ii) sinking funds or (iii) liability to capital calls by the Company.

As established in Article 103 of Law 18.046, a company subject to the supervision of the Chilean Securities and Exchange Commission may be liquidated in the following cases:

(a)	Expiration of the duration term, if any, as established in its By-laws;
(b)	All the shares end up in the possession of one individual;
(c)	By agreement of an Extraordinary Shareholders Meeting;
(d)	By abolition, pursuant to applicable laws, of the decree that authorized its existence;
(e)	Any other reason contemplated in its By-laws.

Back to Contents

Article 40 of the Company’s By-laws states that in the event of liquidation, the Shareholders Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of our shares is by modifying the By-laws, which can only be carried out by an Extraordinary Shareholders Meeting, as set forth in article 28 of the Company By-laws.

Shareholders meetings

Article 29 of the Company’s By -laws states that the call to a Shareholders Meetings, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders Meeting, and in the way and under the conditions indicated by the Regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which note shall include a reference of the matters to be addressed thereat. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any Shareholders Meeting shall be delivered to the Chilean Securities Commission (SVS), at least fifteen days in advance of such meeting.

Any holder of Series A and/or Series B shares registered in the Company’s shareholder registry on or before the fifth business day prior to the date of the meeting will have a right to participate at that meeting.

Foreign shareholders

There exists no restriction on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under Item 10.B. Memorandum and Articles of Association—Shares above.

Change in Control

Our Company By-laws provide that no shareholder may concentrate more than 32% of our shares, unless the by-laws are modified at an extraordinary shareholders meeting. Moreover, on December 12, 2000, the government published the Ley de Oferta Pública de Acciones (Public Share Offering law) or (OPA law) that seeks to protect the interests of minority shareholders of open stock corporations in transactions involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law applies to those transactions in which the controlling party would receive a material premium price compared with the price that would be received by the minority shareholders.

There are three conditions that would make it mandatory to operate under the OPA law:

(1)	When an investor wants to take control of a company’s stock.

(2)	When a controlling shareholder holds two-thirds of the company’s stock. If such shareholder buys one more share, it will be mandatory to offer to acquire the rest of the outstanding stock within 30 days of surpassing that threshold.

(3)	When an investor wants to take control of a corporation, which, in turn, controls an open stock corporation that represents 75% or more of the consolidated assets of the former corporation.

Parties interested in taking control of a company must (i) notify the company of such intention in writing, and notify its controllers, the companies controlled by it, the SVS and the markets where its stocks are traded and (ii) publish a highlighted public notice in two newspapers of national circulation at least 10 business days prior to the date of materialization of the OPA.

Back to Contents

Disclosure of share ownership

The Company’s By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

10.C.    Material Contracts

As mentioned elsewhere in this document, we connected our production facilities in the north of Chile to the SING power grid with the purpose of reducing our power generation related costs. As a result, we entered into two long term supply contracts with two electric power companies: Electroandina S.A. and Norgener S.A. Additionally, we replaced the fuel oil used in heat generation and in fusion processes by connecting our facilities to international natural gas pipelines, for which there is also a long term supply contract. We believe that the terms and conditions of these contracts are standard for the industry.

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•	On February 12,1999, SQM S.A. entered into a Electrical Energy Supply contract with Electroandina S.A. The term of this contract runs through February 12, 2009 and the anticipated termination is subject to payment of non amortized investments.

•	On March 21, 1997, SQM Salar S.A. entered into a Electricity Supply agreement with Norgener S.A. The term of this contract runs through July 31, 2017, and anticipated termination is subject to fines for un-received income.

•	On January 13, 1998, SQM Nitratos S.A. entered into a Electrical Energy Supply agreement with Norgener S.A. The term of this contract runs through January 31, 2013 and the anticipated termination is subject to payment of non amortized investments.

•	On May 22, 2001, SQM S.A. entered into an Natrural gas Supply agreement with Distrinor S.A. The term of this contract runs through is May 21, 2011 and the anticipated termination is subject to payment of non amortized investments.

In addition, our Company, during the normal course of business, has entered into different contracts—some of which have been described herein—related to its production, commercial and legal operations. All of these contracts are standard for this type of industry and none of them is expected to have a material effect on the Company’s results of operations.

10.D.    Exchange Controls

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A ’Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales’ or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Foreign Investment Contract” was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI”, which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purpos es of converting from Chilean Pesos to U.S. dollars and repatriating from Chil e amounts received in respect to deposited Series A or B shares or Series A or B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series A and Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Back to Contents

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or not domiciled in Chile who withdraws Series A or Series B shares upon delivery of ADRs (such Series A and Series B shares being referred to herein as “Withdrawn shares”) access to the Formal Exchange Market to convert Chilean Pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of Series A and Series B shares represented by ADSs or Withdrawn shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Series A and Series B shares represented by ADSs or Withdrawn shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.

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

Back to Contents

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

The Central Bank must be informed of any incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside of Chile. As of December 31, 2004, we had one long-term loan outstanding obtained in the international markets (a Rule 144-A of US$200 million). Additionally, in February 2005, Royal Seed Trading Corporation, a wholly owned subsidiary fully guaranteed by us, negotiated a US$100.0 million syndicated loan.

The Central Bank authorized our 144- A long-term loan, and was duly informed about the guaranty given to Royal Seed. Accordingly, all purchases of U.S. dollars in connection with payments on these loans will occur in the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect of the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E.    Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in the ADRs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a “foreign holder.” This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the “Withholding Tax.” If the Company has paid corporate income tax, the “First Category Tax”, on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid.

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate)–(First Category Tax effective rate)
1–(First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. From 1992 through 1997, the Company paid First Category Tax at an effective rate below the 15% statutory rate. The effective rate of the Withholding Tax on dividends paid from income attributable to those years therefore will be higher. During the years 1999 and 2000, the Company distributed dividends from income qualified under Chilean law as non-taxable, which is why the Company did not withhold any taxes. The dividends distributed by the Company corresponding to the business year 2004 were dividends considered taxable, and the total tax retention rate was approximately 22%.

Back to Contents

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADR outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADSs will not be subject to any Chilean taxes.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local exchange, in other authorized stock exchanges, or within the process of a public tender of common shares governed by the Chilean Securities Market Act. The common shares must also have been acquired either in a stock exchange, within the referred process of a public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Common shares are considered to have a high presence in the stock exchange when they: a) are registered in the Securities Registry b) are registered in a Chilean Stock Exchange, c) have an adjusted presence equal to or above 25%.

As of June 19, 2001 capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the securities market law (law 18.045), or in any other form authorized by the SVS. To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have domicile in Chile, and they must be an “investment fund” in according with the Chilean tax law.

The exercise of preemptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of the shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares.

Back to Contents

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

There exist no reciprocal tax treaties between the Republic of Chile and the United States.

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

Cash Dividends and Other Distributions

The gross amount of a distribution with respect to shares or ADSs (other than distributions in redemption or liquidation) will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the shares or ADSs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company’s current and accumulated earnings and profits by US$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder’s tax basis in the shares or ADSs equals or exceeds US$10.00.

Back to Contents

If a dividend distribution is paid in Chilean pesos, the amount includable in income will generally be the U.S. dollar value, on the date of receipt by the U.S. Holder in the case of the shares or by the depositary in the case of the ADSs, of the peso amount distributed, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includable in the income of the U.S. Holder to the date the pesos are converted into U.S. dollars will be treated as ordinary income or loss.

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

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder’s tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes. Gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S.-source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other dispos ition of a Share or ADS.

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

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADSs and the proceeds of sale or other disposition of the shares or ADSs within the United States by certain non-corporate holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding at a rate of 30% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by law. U.S. information reporting and backup withholding of U.S. federal income tax at a rate of 30% may also apply to Non- U.S. Holders that are not “exempt recipients” and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder’s federal income tax liability upon furnishing the required information to the IRS.

Back to Contents

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEIR PARTICULAR CIRCUMSTANCES

10.F.	Dividends And Paying Agents

Not applicable

10.G.	Statement By Experts

Not applicable

10.H.	Documents On Display

Documents referred to in this form 20-F are available to the public at:

http://www.sec.gov/edgar/searchedgar/companysearch.html, CIK: 909037.

10.I.	Subsidiary Information

See Item 4.C. Organizational Structure.

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

Interest Rate Risk. As of December 31, 2003, we had a total financial debt of US$ 264.6 million where 23% was priced at a variable rate and 77% was priced at a fixed rate. During 2004 we prepaid all our financial debt priced at a variable rate using mostly internal cash flow generation, and therefore, as of December 31, 2004, we had 100% of our long-term financial debt priced at a fixed rate and a US$ 6 million short-term financial debt priced at a variable rate.

	Expected Maturity Date

On Balance Sheet Financial					2009 and		Fair
Instruments	2005	2006	2007	2008	thereafter	Total	Value

(in thousands of U.S. dollars)
Fixed Rate ($US)	4,577	200,000	—	—	—	204,577	216,965
Average interest rate: 7.7%
Variable Rate ($US)	6,000	—	—	—	—	6,000	6,000
Average Interest rate: 2.48%

Total	10,577	200,000	—	—	—	210,577	222,965

Back to Contents

We maintain the majority of our short-term debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

Exchange Rate Risk. Although the U.S. dollar is the primary currency in which we transact our businesses, our operations throughout the world expose us to exchange rate variations for non-U.S. dollar currencies. Therefore, fluctuations in the exchange rate of such local currencies may affect our financial condition and results of operations. To lessen these effects, we maintain derivatives contracts to protect the net difference between our principal assets and liabilities for currencies other than the U.S. dollar. These contracts are renewed periodically depending on the amount to cover in each currency. Aside from this, we do not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the Euro and Chilean Peso. We estimate annual sales in Euro and expenses in Chilean Peso and secure the exchange difference with derivatives contracts.

As of December 31, 2004 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2004	2003

	Th US$	Th US$
Chilean pesos	66,980	130,046
Brazilian real	(448)	1,605
Euro	20,069	54,474
Japanese yen	3,693	2,314
Mexican pesos	(2,770)	17,688
South African rand	7,074	6,380
Other currencies	2,224	548

As of December 31, 2004, we had open forward exchange contracts to buy U.S. dollars and sell foreign currency for approximately US$58.1 million in euros, US$9 million in Chilean pesos, US$1.6 million in South African rands and US$3.5 million in Mexican pesos. These contracts are all short-term and a summary of them is shown in Note 17 to the Consolidated Financial Statements.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

Back to Contents

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In May of 2005, SQM’s by-laws were amended at an extraordinary shareholders meeting in order to change the method of calculating the total percentage of shares held by a single individual for voting purposes. As a result of the amendment, shares that are held directly and shares held indirectly by related third parties are included in each shareholders total percentage of ownership. This calculation is used for determining whether a shareholder’s voting influence exceeds certain limits which are set forth in Article 31 of the By-laws.

ITEM 15.   CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to Exchange Act Rules 13(a)-15(b), as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported.

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

Back to Contents

ITEM 16.   [Reserved]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

On June 21, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules. At that meeting, the Board of Directors determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under Sarbanes-Oxley Act of 2002.

Pursuant to Chilean regulations, the Company has a Directors’ Committee whose main duties are similar to those of an audit committee. Each of the members of the Directors’ Committee is a member of the audit committee. See 6.C. Board Practices.

Our Board believes that the members of the Directors’ Committee have the necessary expertise and experience to perform the functions of the Directors’ Committee pursuant to Chilean regulations.

ITEM 16B.  CODE OF ETHICS

We adopted at the beginning of 2003 a Code of Business Conduct that applies to the Chief Executive Officer, the Chief Financial Officer and the Internal Auditor, as well as to all our officers and employees. Our Code adheres to the definition set forth in Item 16B of Form 20F under the Exchange Act.

No waivers have been granted therefrom to the officers mentioned above.

The full text of the code is available on our website at http://www.sqm.com/ingles/IR_home_fr.htm

Amendments to, or waivers from one or more provisions of the code will be disclosed on our website.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the amount of fees billed for each of the last two fiscal years by our independent auditors, Ernst & Young, in relation to audit services, audit-related services, tax and other services provided to us (Th.US$).

	Year ended December 31,
	2004	2003

Audit fees	446.9	506.2
Audit-related fees	11.8	2.3
Tax fees	16.0	97.2
Other fees	—	—

Total fees	474.7	605.7

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

Back to Contents

Directors’ Committee Pre-Approval Policies and Procedures

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audit, audit-related, tax and other services provided by Ernst & Young.

Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

Back to Contents

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable

ITEM 18.   FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19.   EXHIBITS

(a) Index to Financial Statements

*	All other schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit
No.	Exhibit

1.1	Company By-laws
8.1	Significant subsidiaries of the Company
12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Ricardo Ramos

Ricardo Ramos R.
Chief Financial Officer and
Business Development Senior Vice President

Date: June 30, 2005

Back to Contents

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile

December 31, 2004 and 2003

Back to Contents

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
As of December 31, 2004 and 2003

and for the three years in the period ended December 31, 2004

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile and standards set forth by the Superintendency of Securities and Insurance, which differ in certain respect from U.S. generally accepted accounting principles (see Note 27 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile, March 4, 2005
(except for Note 27 for which the date is June 10, 2005)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

		As of December 31,

	Note	2004	2003

		ThUS$	ThUS$
ASSETS
Current assets
Cash and cash equivalents	2e)	66,753	69,273
Accounts receivable, net	4	169,840	150,959
Other accounts receivable, net	4	8,343	7,473
Accounts receivable from related companies	5	26,029	24,580
Inventories, net	6	274,602	245,394
Recoverable taxes		19,185	20,198
Prepaid expenses		2,735	2,646
Other current assets		7,963	13,947

Total current assets		575,450	534,470

Property, plant and equipment, net	7	694,762	669,379

Other Assets
Investments in related companies	8	15,987	82,538
Goodwill, net	9	17,470	13,587
Negative goodwill, net	9	(271)	(474)
Intangible assets, net		4,544	4,707
Long-term accounts receivable, net	4	289	7,093
Long-term accounts receivable from related companies	5	—	340
Other long-term assets	10	53,141	51,836

Total Other Assets		91,160	159,627

Total assets		1,361,372	1,363,476

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

		As of December 31,

	Note	2004	2003

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank debt	11	7,955	57,392
Current portion of long-term bank debt	11	4,577	4,596
Dividends payable		183	180
Accounts payable		57,859	48,429
Other accounts payable		2,054	1,509
Notes and accounts payable to related companies	5	14,025	12,587
Accrued liabilities	12	12,267	12,255
Withholdings		11,103	3,826
Income taxes		11,641	1,009
Deferred income taxes	13	7,933	2,362
Deferred income		441	384
Other current liabilities		1,206	730

Total current liabilities		131,244	145,259

Long-term liabilities
Long-term bank debt	11	200,000	260,000
Other accounts payable		1,106	2,088
Deferred income taxes	13	34,089	26,911
Staff severance indemnities	14	11,875	10,127

Total long-term liabilities		247,070	299,126

Minority interest	15	34,430	29,119

Commitments and contingencies	21
Shareholders’ equity
Paid-in capital	16	477,386	477,386
Other reserves	16	150,887	141,420
Retained earnings	16	320,355	271,166

Total shareholders’ equity		948,628	889,972

Total liabilities and shareholders’ equity		1,361,372	1,363,476

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Income

		For the years ended
		December 31,

	Note	2004	2003	2002

		ThUS$	ThUS$	ThUS$
Operating income
Sales		788,516	691,806	553,809
Cost of sales		(608,744)	(553,964)	(424,783)

Gross margin		179,772	137,842	129,026
Selling and administrative expenses		(55,705)	(50,590)	(46,343)

Operating income		124,067	87,252	82,683

Non-operating income
Non-operating income	18	20,829	18,654	14,037
Non-operating expenses	18	(38,420)	(39,813)	(44,016)

Non-operating loss		(17,591)	(21,159)	(29,979)

Income before income taxes		106,476	66,093	52,704
Income tax expense	13	(27,308)	(16,056)	(10,555)

Income before minority interest		79,168	50,037	42,149
Minority interest	15	(5,139)	(3,654)	(2,361)

Net income before negative goodwill		74,029	46,383	39,788
Amortization of negative goodwill	9	203	370	414

Net income for the year		74,232	46,753	40,202

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Cash Flows

		For the years ended December 31

	Note	2004	2003	2002

		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income		74,232	46,753	40,202
Charges (credits) to income not representing cash flows
Depreciation expense	7	62,690	61,728	61,479
Amortization of intangible assets		173	298	203
Write-offs and accruals		23,584	25,230	17,511
Gain on equity investments in related companies		(4,897)	(5,529)	(3,479)
Loss on equity investments in related companies		387	1	496
Amortization of goodwill	9	1,073	1,134	1,219
Amortization of negative goodwill	9	(203)	(370)	(414)
(Gains) losses on sales of assets		283	(13)	110
Gain on sale of investment		(8,820)	—	—
Oth er credits to income not representing cash flows		(1,919)	(2,793)	(5,689)
Other charges to income not representing cash flows		59,092	29,433	23,763
Foreign currency translation, net	18	475	(6,590)	3,483
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable		(9,447)	(18,124)	3,076
Increase in inventories		(40,665)	(12,578)	(25,052)
(Increase) decrease in other assets		(770)	15,534	1,230
Increase (decrease) in accounts payable		(6,829)	(16,236)	11,882
Increase (decrease) in interest payable		(38)	134	(2,619)
Increase (decrease) in net income taxes payable		1,284	(2,246)	(947)
Increase (decrease) in other accounts payable		(2,935)	(1,062)	190
Increase (decrease) in VAT and taxes payable		137	(2,215)	(3,483)
Minority interest	15	5,139	3,654	2,361

Net cash provided from operating activities		152,026	116,143	125,522

Cash flows from financing activities
Proceeds from short term bank financing		83,307	57,324	—
Loans to related companies		—	(5,275)	—
Payment of dividends		(25,706)	(21,361)	(16,433)
Repayment of bank financing		(192,696)	(82,559)	(129,021)

Net cash used in financing activities		(135,095)	(51,871)	(145,454)

Cash flows from investing activities
Sales of property, plant and equipment		741	264	734
Sales of investments in related companies		69,337	—	—
Sales of investments		210	542	13,810
Other investing income		877	7,699	4,352
Additions to property, plant and equipment		(51,758)	(55,084)	(39,971)
Capitalized interest		(1,708)	(2,149)	(1,930)
Purchase of investments in related companies, net of cash acquired		(37,079)	(11,150)	(11,720)
Purchase of investments		(13)	(210)	(376)
Other disbursements		—	(56)	(1,000)

Net cash used in investing activities		(19,393)	(60,144)	(36,101)

Effect of inflation on cash and cash equivalents		(58)	(59)	(299)
Net change in cash and cash equivalents		(2,520)	4,069	(56,332)
Beginning balance of cash and cash equivalents		69,273	65,204	121,536

Ending balance of cash and cash equivalents		66,753	69,273	65,204

Supplemental cash flow information:
Interest paid		18,986	22,379	32,842
Income taxes paid		2,466	2,347	707
Capital lease obligations incurred during the year		—	98	—

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

The consolidated financial statements include the accounts of SQM S.A. and its majority-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in the consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The majority-owned subsidiaries of the SQM S.A. as of December 31, 2003 and 2004 are as follows:

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2004	2003

Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM – SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles )	100.00	100.00
SQM Brasil Ltda	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japon Co. Ltda.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A	100.00	100.00
Fertilizantes Naturales S.A. (Spain)	50.00	50.00
R.S. Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. De C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caimán Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A.de CV (México)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V	51.00	51.00

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2004	2003

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A	51.00	51.00
SQM Nitratos S.A	99.99	99.99
Proinsa Ltda	60.58	60.58
SQM Potasio S.A	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
PCS Yumbes SCM	100.00	—
Comercial Hydro S.A	60.64	60.64

As the Company exerts control over the subsidiary Fertilizantes Naturales S.A., it has been included in the consolidation for the years ended December 31, 2004 and 2003.

b)	Periods presented

These consolidated financial statements have been prepared as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are carried out in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

Under Chilean GAAP, the parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation in Chile.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

c)	Reporting currency and monetary correction (continued)

The financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been price-level restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (2.5% and 1.0% in 2004 and 2003, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

d)	Foreign currency

	i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile as of each year-end of Ch$557.40 per US$1 at December 31, 2004 and Ch$593.80 per US$1 at December 31, 2003.

	ii)	Translation of non-U.S. dollar financial statements

The financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars as follows:

		a)	Domestic subsidiaries

For those subsidiaries and affiliates located in Chile that keep their accounting records in price-level adjusted Chilean pesos:

			–	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.

			–	Income statement accounts are translated to U.S. dollars at the average exchange rate each month.

			–	Translation gains and losses, as well as price-level restatement, are included as an adjustment in shareholders’ equity.

The assets and liabilities of these subsidiaries were translated into US dollars at the exchange rates as of the respective balance sheet dates of Ch$557.4 and Ch$593.8 per US$1 as of December 31, 2004 and 2003, respectively.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency (continued)

	b)	Foreign subsidiaries

The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

		–	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

		–	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

		–	Income and expense accounts are translated at average exchange rates between the US dollar and the local currenc y.

		–	Any foreign currency translation differences are included in the results of operations for the period.

Foreign exchange differences for the period ended December 31, 2004, 2003 and 2002 generated net (losses) gains of ThUS$ (475), ThUS$ 6,590 and ThUS$(3,483), respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing as of December 31, as follows:

	2004	2003	2002

Brazilian Real	2.65	2.89	3.54
New Peruvian Sol	3.47	3.46	3.51
Argentine Peso	2.98	2.96	3.37
Japanese Yen	104.21	107.13	119.9
Euro	0.73	0.79	0.95
Mexican Peso	11.20	11.22	10.44
Indonesian Rupee	9,289.97	8,465.00	8,940.00
Australian Dollar	1.28	1.33	1.79
Pound Sterling	0.52	0.58	0.62
Sudafrican Rand	5.80	6.59	—

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents. As of December 31, cash and cash equivalent are as follows:

	At December 31,

	2004	2003

	ThUS$	ThUS$
Cash	18,559	15,251
Time deposits	15,854	13,203
Money market funds	30,797	38,629
Repurchase agreements	1,543	2,190

Total	66,753	69,273

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, as applicable.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses from specific customer identification. This allowance is presented as a deduction from Trade accounts receivable, Notes receivable and Other accounts receivables.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. These values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items for which the Company estimates a turnover period in excess of one year, which are classified as other long-term assets.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Current and deferred income taxes

The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal. As well, the measurement of deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax returns.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based on the estimated useful lives of the assets and is charged directly to expenses.

Estimated
Useful life
(years)

Mining Concessions	7 – 13
Building and infrastructure	3 – 80
Machinery and equipment	3 – 35
Other	2 – 30

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost during the construction period of assets.

Maintenance costs of pla nt and equipment are charged to expenses as incurred.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

k)	Property, plant and equipment (continued)

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized on a straight-line basis over the following twelve months.

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins No. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional equity share in the net income or net loss of each investee is recognized in non-operating income and expenses in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)	Goodwill and negative goodwill

Until December 31, 2003, goodwill was calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurred when the net book value exceeds the purchase price of companies acquired. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changes the basis for accounting for goodwill and negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in a business combination in order to determine the existence of goodwill or negative goodwill.

Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment to which it relates is measured. Both goodwill and negative goodwill are amortized based on the estimated period of investment return, which is generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a maximum period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized using the unit of production basis based on proven and probable reserves.

p)	Staff severance indemnities

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

The Company maintains derivative contracts to cover the risk of fluctuation in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are generally recorded at fair value with net gain or losses recognized in results.

t)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2003 and 2002 financial statements.

u)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

v)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred.

In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

w)	Research and development expenses

–Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

Note 3 – Changes in Accounting Principles

a)	Accounting Changes

Until June 30, 2004, the financial statements of the subsidiary SQM Lithium Specialities LLP were not consolidated because this subsidiary was in development stage. Starting July 1, 2004, SQM Lithium Specialities LLP began operating and therefore the Company has consolidated this subsidiary in the financial statements as of December 31, 2004.

Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill is also accounted for in the purchase of investments accounted for by the equity method. Chilean GAAP also provided that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount. Beginning January 1, 2004, the Company adopted Technical Bulletin 72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements–

Note 4 – Short-term and Long-term Accounts Receivable

a)	Short-term and Long-term accounts receivable and other accounts receivable as of December 31, are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)

	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	124,724	104,651	7,137	16,799	131,861	121,450
Allowance for doubtful accounts					(6,970)	(6,557)
Notes receivable	38,439	33,747	10,517	5,735	48,956	39,482
Allowance for doubtful accounts					(4,007)	(3,416)

Accounts receivable, net					169,840	150,959

Other accounts receivable	8,908	7,602	113	498	9,021	8,100
Allowance for doubtful accounts					(678)	(627)

Other accounts receivable, net					8,343	7,473

Long-term receivables					289	7,093

Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
At January 1,	10,600	8,568	8,113
Charged to expenses	3,686	2,831	2,361
Deductions	(2,937)	(1,372)	(660)
Exchange rate differences	306	332	(1,246)
Companies not previously consolidated
	–	241	–

At December 31,	11,655	10,600	8,568

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 4 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short -term trade accounts receivable
Balance	31,490	37,018	40,914	38,760	3,489	2,039	36,273	29,296	12,725	7,780	124,891	114,893
% of total	25.21%	32.22%	32.76%	33.74%	2.79%	1.77%	29.05%	25.50%	10.19%	6.77%	100.00%	100.00%

Net short -term notes receivable
Balance	39,065	32,491	2,524	1,253	515	290	120	111	2,725	1,921	44,949	36,066
% of total	86.91%	90.09%	5.62%	3.47%	1.15%	0.80%	0.26%	0.31%	6.06%	5.33%	100.00%	100.00%

Net short -term other accounts receivable
Balance	3,558	4,187	1,943	1,053	2	5	2,591	2,018	249	210	8,343	7,473
% of total	42.65%	56.03%	23.29%	14.09%	0.02%	0.07%	31.06%	27.00%	2.98%	2.81%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	74,113	73,696	45,381	41,066	4,006	2,334	38,984	31,425	15,699	9,911	178,183	158,432
% of total	41.59%	46.52%	25.47%	25.92%	2.25%	1.47%	21.88%	19.84%	8.81%	6.26%	100.00%	100.00%

Long-term accounts receivable, net
Balance	199	7,003	75	75	–	–	–	–	15	15	289	7,093
% of total	68.86%	98.73%	25.95%	1.06%	–	–	–	–	5.19%	0.21%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	74,312	80,699	45,456	41,141	4,006	2,334	38,984	31,425	15,714	9,926	178,472	165,525

% of total	41.64%	48.75%	25.47%	24.85%	2.24%	1.41%	21.84%	18.99%	8.81%	6.00%	100.00%	100.00%

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 5 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions that are similar to those offered to unrelated third parties.

a) Amounts included in balances with related parties as of December 31, 2004 and 2003 are as follows:

	Short-term		Long-term

Accounts receivable	2004	2003	2004	2003

–	ThUS$	ThUS$	ThUS$	ThUS$	–
Ajay Europe S.A.R.L.	3,583	4,430	–	–
Nutrisi Holding N.V.	1,653	1,890	–	–
Generale de Nutrition Vegetale S.A.	132	175	–	–
Abu Dhabi Fertilizer Ind. WLL	5,284	3,900	–	–
Doktor Tarsa –SQM Turkey	4,813	3,517	–	–
Yara North America	218	63	–	–
SQM Lithium Specialties Limited	–	665
Empresas Melón S.A.	–	–	–	340
Sales de Magnesio Ltda.	52	81	–	–
Ajay North America LLC	–	259	–	–
Norsk Hydro ASA	–	4	–	–
Yara International Asia Trade Pte Ltd	1,682	1,470	–	–
Yara France BU Africa	743	607	–	–
Yara Poland SP	45	37	–	–
Yara Benelux B.V	237	282	–	–
Yara Hellas S.A	80	22	–	–
Yara Internacional Australia Pty	829	764	–	–
Yara UK Ltd	144	52	–	–
Yara GMBH & CO KG	96	121	–	–
Yara AB	–	26	–	–
Yara Colombia Ltd.	355	1,181	–	–
NU3 B.V	607	384	–	–
Yara Agri Norge	–	11	–	–
Yara Argentina S.A	–	58	–	–
Adubo Trevo S.A	16	16	–	–
Yara Iberian S.A	1,565	1,441	–	–
PCS Sales Inc	31	–	–	–
Yara France BU America Latina	1,296	–	–	–
Impronta SRL	2,568	3,124	–	–

Total	26,029	24,580	–	340

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 5 – Balances and Transactions with Related Parties (continued)

a) Amounts included in balanc es with related parties as of December 31, 2004 and 2003, continued:

	Short-term

Accounts payable	2004	2003

	ThUS$	ThUS$
NU3 N.V	1,319	1,708
Ayay North America LLC	–	122
Rotem Amfert Negev Limited	1,424	1,311
Yara Porsgrunn	–	251
Yara Fertilizantes Ltda	–	379
Yara Agrícola internacional	–	41
Yara International ASA	446	–
Yara México de S.A de C.V	–	22
Yara France	–	380
Yara France S.A	1,412	–
Inversiones PCS Chile Ltd	6,645	6,280
Yara Argentina S.A	4	–
Yara AB	14	–
Yara Business Suport	2,761	2,093

Total	14,025	12,587

There were no outstanding long-term accounts payable with related parties as of December 31, 2004 and 2003.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 5 – Balances and Transactions with Related Parties (continued)

b)     During 2004 and 2003, principal transactions with related parties were as follows:

Company	Relationship	Type of transaction	Amount of Transaction			Impact on income (charge) credit

			2004	2003	2002	2004	2003	2002

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
NU3 N.V. (Belgica)	Indirect	Sales of products	5,036	4,054	1,930	1,521	1,023	546
Doctor Tarsa	Indirect	Sales of products	6,718	5,068	1,557	1,416	1,299	463
Mineag SQM Africa Ltd.	Indirect	Sales of products	—	—	16,229	—	—	4,372
Yara UK Ltd.	Shareholder	Sales of products	1,060	—	—	315	—
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	3,932	3,463	1,878	1,126	619	479
Yara France	Shareholder	Sales of products	7,755	—	—	1,908	—
Nutrisi Holding N.V.	Indirect	Sales of products	—	—	2,590	—	—	974
Ajay Europe S.A.R.L.	Indirect	Sales of products	5,964	6,836	7,473	2,937	2,485	1,866
NU3 B.V.	Indirect	Sales of products	5,904	4,735	3,691	2,276	1,944	1,462
Adubo Trevo S.A.	Shareholder	Sales of products	5,564	5,148	869	1,512	1,816	443
PCS Yumbes SCM(1)	Shareholder	Sales of products	7,221	13,617	17,579	3,414	8,463	9,178
		Purchases of products	29,466	25,558	2,084	—	—
Sales de Magnesio Ltda.	Indirect	Sales of products	333	—	—	152	—
Ajay North America LLC	Indirect	Sales of products	8,519	6,909	—	4,009	1,921	—
Yara Internacional ASA	Shareholder	Sales of products	340	2,991	3,587	120	195	647
Yara GMBH & Co Kg	Shareholder	Sales of products	1,381	1,082	359	417	305	112
Yaea International Asia Trade Pte Ltd.	Shareholder	Sales of product	6,035	5,370	5,055	1,284	1,029	1,120
Yara France S.A.	Shareholder	Sales of product	1,729	6,054	3,924	478	1,222	981
Yara Hellas S.A.	Shareholder	Sales of product	1,022	1,138	528	252	225	150
Yara Benelux B.V.	Shareholder	Sales of product	5,593	5,384	4,276	1,345	1,002	751
Yara AB Sweden	Shareholder	Sales of product	705	561	119	184	165	37
Impronta SRL	Indirect	Sales of product	4,282	—		970	—
Hydro Agri Rotterdam B.V	Shareholder	Sales of product	—	—	534	—	—	218
Yara Planta Nutrition, Cis Reg.	Shareholder	Sales of product	—	1,070	647	—	449	269
Yara International Australia Pty Ltd.	Shareholder	Sales of product	2,530	1,722	1,212	682	456	286
Yara Iberian S.A.	Shareholder	Sales of product	6,665	4,739	3,120	1,638	801	691
Yara France BU Africa	Shareholder	Sales of product	917	—		253	—
Yara France BU Latin America	Shareholder	Sales of product	2,296	—		680	—
Hydro Fertilizantes Ltda.	Shareholder	Sales of product	—	—	626	—	—	252
Hydro Agri International France	Shareholder	Sales of product	—	—	3,363	—	—	1,211
Yara Argentina S.A.	Shareholder	Sales of product	7,724	6,425	1,313	1,629	1,271	319
Yara Colombia Ltda	Shareholder	Sales of product	3,537	2,760	257	777	715	153
Yara Poland SP	Shareholder	Sales of product	1,525	—		512	—
Yara North America	Shareholder	Sales of product	40,491	—		8,317	—
Hydro Agri Venezuela	Shareholder	Sales of product	—	—	798	—	—	454
Yara Business Support	Shareholder	Services	2,761	2,093	1,554	(2,761)	(2,093)	(1,554)

			177,005	116,777	87,152	37,363	25,312	25,880

(1)	As of December 23, 2004, PCS Yumbes SCM was not longer related party due to the acquisition of 100% of its interest by the Company (see note 8 b)).

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 6 – Inventories

Inventories are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Finished products	165,436	138,435
Work in process	96,616	95,961
Supplies	12,550	10,998

Total	274,602	245,394

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 7 – Property, Plant and Equipment

Property, plant and equipment as of each December 31are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Land
Land	20,003	20,003
Mining Concessions	44,223	42,286

	64,226	62,289

Buildings and infrastructure
Buildings	163,075	157,249
Installations	343,168	302,939
Construction-in-progress	47,727	25,771
Other	587	1,849

	554,557	487,808

Machinery and Equipment
Machinery	415,801	400,079
Equipment	118,088	121,700
Other	16,278	11,600

	550,167	533,379

Other property, plant and equipment
Tools	8,019	8,927
Furniture and office equipment	14,425	19,157
Projects in progress	10,876	13,615
Other	10,750	1,164

	44,070	42,863

Amounts relating to technical revaluation of property, plant and equipment
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,091	12,110
Other assets	53	53

	61,422	61,441

Total property, plant and equipment	1,274,442	1,187,780

Less: Accumulated depreciation
Buildings and infrastructure	(230,740)	(195,099)
Machinery and equipment	(295,584)	(272,756)
Other property, plant and equipment	(19,012)	(17,475)
Technical appraisal	(34,344)	(33,071)

Total accumulated depreciation	(579,680)	(518,401)

Net property, plant and equipment	694,762	669,379

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 7 – Property, Plant and Equipment (continued)

Depreciation expense for the years ended December 31 2004, 2003 and 2002 is as follows:

	For the year ended December 31,

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Buildings and infrastructure	(26,547)	(26,492)	(25,365)
Machinery and equipment	(33,552)	(32,022)	(33,072)
Other property, plant and equipment	(1,300)	(1,471)	(1,283)
Technical revaluation	(1,291)	(1,743)	(1,759)

Total depreciation	(62,690)	(61,728)	(61,479)

The Company has capitalized assets obtained through leasing, which are included in other property, plant and equipment and are as follows:

	As of December 31,

	2004	2003

	ThUS$	ThUS$
Administrative office buildings	1,988	1,988
Leased vehicles	98	98
Accumulated depreciation	(468)	(415)

Total assets in leasing	1,618	1,671

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%. The vehicles were acquired for 36 installments of ThUS$ 98 each.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 8 – Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated its non U.S. dollar denominated liabilities as net investment hedges of its foreign investments.

b)	Transactions executed in 2004

* In January 2004, the subsidiary Soquimich European Holding B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1,697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of December 31, 2003, which did not differ significantly from its fair value determined as of the same date.

* At the shareholders’ meeting of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company.

* In April 2004, the subsidiary Soquimich European Holding B.V. increased capital by ThUS$ 475 in its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1,697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of March 30, 2004, which did not differ significantly from its fair value determined as of the same date.

* On August 13, 2004, SQM S.A. transferred 653,748,837 shares of Inmobiliaria San Patricio to Blue Circle South American Holding S.A., which was the totality of the shares held by SQM S.A. (14.05% participation). This transfer was performed in accordance with the contract for acquiring shares of Empresas Melón during 1998. The effect on income is presented as part of the gain from the sale of Empresas Melón.

* On August 18, 2004, 653,748,837 shares of Empresas Melón S.A. representing all the shares held at the time by the Company (14.05% participation) were sold in a public auction in the Santiago Stock Market for ThUS$69,337. The proceeds were rec eived in cash and a gain on sale of ThUS$ 8,179 was recorded in net income.

* On August 20, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 25,000, leaving it with 99.98% participation and SQM S.A. with 0.02%. This operation did not produce goodwill or negative goodwill.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 8 – Investments in and Receivables from Related Parties (continued)

b)  Transactions executed in 2004 (continued)

* In October 2004, the subsidiary Soquimich European Holding B.V. increased its capital in Misr Specialty Fertilizers by ThUS$ 475. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of September 30, 2004, which did not differ significantly from its fair value determined as of the same date.

* On November 18, 2004, the subsidiary Soquimich European Holding B.V., contributed ThUS$268 to a joint venture with SQM Eastmed Turkey.

* On November 25, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 30,000, leaving it with 1.667% participation and SQM S.A. with 98.333%. This operation did not produce goodwill or negative goodwill.

* On December 23, 2004, SQM S.A. and SQM Nitratos S.A. acquired 43,733,165 and 2,000 shares, respectively, of PCS Yumbes S.C.M. for ThUS$ 39,707 (equivalent to 99.9954% and 0.0046% participation, respectively), of which ThUS$34,511 was paid on the date of acquisition and the remaining ThUS$5,196 will be paid on January 27, 2005.

In accordance with BT 72 (see note 3), the Company began valuing the assets and liabilities of the individual financial statements of PCS Yumbes S.C.M. as of December 31, 2004, valuing them at their respective fair values. This valuation method created goodwill of ThUS$ 12,637, produced principally by the valuation of property, plant and equipment carried out using appraisals performed in accordance with SVS Circular 1,698. The goodwill will be amortized over a period of 20 years.

Therefore, the assets, liabilities and equity incorporated in the consolidation at their respective fair values as of December 31, 2004 are as follows:

	Book	Adjustment to	Adjusted
	value	Fair value	value

	ThUS$	ThUS$	ThUS$
Current assets	10,958	—	10,958
Property, plant and equipment	25,708	(7,954)	17,754
Other assets	293	—	293
Current liabilities	1,935	—	1,935
Equity	35,024	(7,954)	27,070

The Company is in the process of finalizing the purchase price allocation related to the purchase of PCS Yumbes S.C.M. Pursuant to BT 72, the Company has a period of one year to finalize this allocation.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 8 – Investments in and Receivables from Related Parties (continued)

c)	Transactions executed in 2003

* On January 27, 2003, SQM Comercial de México S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its share capital. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction generated goodwill of ThUS$279. Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de México S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction did not produce goodwill.

* On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for ThUS$ 100. This united all the shares of SCM Antucoya in one shareholder and consequently SCM Antucoya was liquidated and SQM S.A. assumed of all this company’s assets and liabilities.

* On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 431,200 shares, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. had an ownership interest of 78.29% and SQM Comercial de Mexico had an ownership interest of 21.71%.

* On March 30, 2003, Soquimich European Holding acquired 50% ownership of Mineag SQM Africa Ltd. from Ravlin Investment Limited for ThUS$990. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A. This transaction did not produce goodwill.

* On April 28, 2003, SQM Comercial S.A. acquired from Norsk Hydro ASA, 819,999 shares in Norsk Hydro Chile S.A., SQM Comercial Internacional Ltda., a subsidiary company of SQMC, acquired the one remaining share consequently and SQMC became the sole owner and controlled 100% of Norsk Hydro Chile S.A. This transaction generated goodwill of ThUS$ 1,282.

* On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energía y Servicios S.A. The shares amounted to ThUS$2,422. This transaction resulted in the consolidation of all the shares of Energía y Servicios S.A. by one shareolder, SQM Nitratos S.A. Consequently under Chilean law, Energía y Servicios S.A. was dissolved and SQM Nitratos S.A. assumed all its assets and liabilities.

* On June 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution to the subsidiary SQM Lithium Specialties LLP of ThUS$ 1,678, in a proportion of 99% and 1%, respectively.

* On July 16, 2003, the subsidiary Norsk Hydro Chile changed its name to “Comercial Hydro S.A.”.

*On September 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution to the subsidiary SQM Lithium Specialties LLP of ThUS$ 367, in a proportion of 99% and 1%, respectively.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 8 – Investments in and Receivables from Related Parties (continued)

c)	Transactions executed in 2003 (continued)

* On September 30, 2003, SQM Corporation N.V. participated in a capital increase of Ajay Europe SARL in equal parts with Ajay Chemicals Inc., both therefore maintaining the same ownership percentages.

* On November 10, 2003, SQM Nitratos S.A. and SQM S.A. liquidated the subsidiary SQM Colombia Limitada.

* On November 18, 2003, the subsidiary Soquimich European Holding BV, provided capital of ThUS$ 676 to initiate a joint venture with the company Misr Specialty Fertilizer in Egypt.

* On November 20, 2003, SQM Potasio S.A. made a capital contribution of ThUS$ 55,000 to RS Agro Chemical Trading AVV, increasing its participation in this subsidiary to 99.99%.SQM S.A. did not participate and therefore reduced its participation by 0.01%.

d)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been accounted for using the equity method.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 8 – Investments in and Receivables from Related Companies (continued)

e)	Detail of investments in related companies

					Ownership		Equity of		Book value of					Equity
Tax		Country		Number	interest		companies		investment		Net income (loss)			participation in net
Registration		of	Controlling	of
Number	Company	origin	currency	shares	2004	2003	2004	2003	2004	2003	2004	2003	2002	2004	2003

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,726	10,938	5,746	5,545	940	378	(198)	461	185
0-E	SQM Lithium Especialties	USA	US$		—	100	—	29,561	—	26,703	—	(2,858)	(1,438)	—	—
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	5,559	2,677	2,649	1,754	1,480	1,104	(652)	724	520
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	4,646	3,350	2,323	1,675	140	—	(100)	70	—
0-E	Misr Speciality Fertilizer	Egipto	US$	—	47.49	25.00	3,803	2,705	1,806	676	(789)	—	—	(375)	—
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	37.00	37.00	3,227	3,003	1,194	1,176	84	174	135	31	64
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	2,170	875	1,085	806	590	738	212	295	369
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	1,016	471	508	613	342	755	—	171	377
0-E	SQM Eastmed Turkey	Turkey	Euros	—	50.00	—	536	—	268	—	—	—	—	—	—
77.557.430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	518	195	259	175	480	155	92	240	78
0-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	482	121	121	—	—	—	—	—
81.767.200-0	Asoc. Garantizadora	Chile	—	—	3.31	3.31	835	784	28	26	—	—	—	—	—
93.390.000-2	Empresas Melón S.A.	Chile	—	—	14.05	14.05	—	279,951	—	43,268	—	28,005	21,845	2,905	3,935
99.551.480-K	Inm. San Patricio S.A.	Chile	—	—	14.05	—	—	—	—	—	—	—	—	(12)	—

Total									15,987	82,538	3,267	28,451	19,896	4,510	5,528

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 9 – Goodwill and Negative Goodwill

Goodwill, negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

			As of and for the year endedDecember 31,

	2004		2003		2002

	Amortization	Goodwill	Amortization	Goodwill	Amortization	Goodwill
Company	for the period	Balance, net	for the period	Balance, net	for the period	Balance, net

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi S.A.	76	23	69	98	63	145
Soquimich Comercial S.A.	150	122	150	272	150	422
SCM SQM Boratos	—	—	—	—	65	—
Empresas Melón S.A.	324	—	503	8,490	525	7,585
SQM Salar S.A.	43	40	43	83	43	126
SQM México S.A. de C.V.	56	947	56	1,003	56	1,058
SQM Potassium	144	1,735	144	1,879	145	2,024
SQM Venezuela S.A.			—	—	166	—
Comercial Caiman Internacional S.A.	23	177	23	200	6	222
Fertilizantes Olmeca	56	167	56	223	—	—
Comercial Hydro S.A.	140	1,305	90	1,339	—	—
PCS Yumbes SCM	—	12,637	—	—	—	—
Safnits PTY Ltd.	61	317	—	—	—	—

	1,073	17,470	1,134	13,587	1,219	11,582

b)	Negative Goodwill

			As of and for the year ended December 31,

	2004		2003		2002

		Negative		Negative		Negative
	Amortization	Goodwill	Amortization	Goodwill	Amortization	Goodwill
Company	for the period	Balance, net	for the period	Balance, net	for the period	Balance, net

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Salar S.A.	—	—	167	—	211	167
Minera Mapocho S.A.	203	271	203	474	203	686

	203	271	370	474	414	853

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 10 – Other Long-term Assets

Other long-term assets are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Engine and equipment spare-parts, net	24,734	24, 089
Mine development costs	23,208	20,185
Prepaid pension cost	1,165	1,137
Salar-Baquedano road, net (1)	1,650	1,770
Deferred loan issuance costs	866	2,263
Other	1,518	2,392

Total	53,141	51,836

(1)	Amortized on a straight line basis over a period of 30- years.

Note 11 – Bank Debt

a)	Short-term bank debt is detailed as follows:

	2004	2003

	ThUS$	ThUS$
Bank or financial institution
Banco BBVA	—	3,006
Banco de Chile	6,019	10,019
Banco Santander SCH Overseas	—	8,000
Banco Santander Central Hispano	—	10,000
Banco Crédito e Inversiones	—	12,022
Citibank	—	12,021
Other banks	1,936	2,324

Total	7,955	57,392

Annual average interest rate	2.48%	1.55%

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 11 –Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$
Union Bank of Switzerland (1)	204,577	204,577
Royal Bank of Canada (2)	—	60,019

Total	204,577	264,596

Less: Current portion	(4,577)	(4,596)

Long-term portion	200,000	260,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of 1.99% per annum, paid semi-annually. The principal was divided into five equal installments, which were fully paid on June 24, 2004.

c)	The maturity of long-term debt is as follows:

	2004	2003

	ThUS$	ThUS$
Years to maturity
Current portion	4,577	4,596
1 to 2 years	200,000	—
2 to 3 years	—	260,000

Total	204,577	264,596

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 12 –Accrued Liabilities

As of December 31, 2004 and 2003, accrued liabilities are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Provis ion for royalties	1,360	1,006
Quarterly bonus	—	322
Provision for employee compensation and legal costs	1,570	1,117
Taxes and monthly income tax installment payments	1,077	747
Vacation accrual	6,932	6,107
Accrued employee benefits	—	1,342
Other accruals	1,328	1,614

Total current liabilities	12,267	12,255

Note 13 –Current and Deferred Income Taxes

a)

As of December 31, 2004 and 2003, the Company has the following consolidated balances for distributable retained taxed earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2004	2003

	ThUS$	ThUS$
Accumulated tax basis retained earnings with tax credit	86,518	30,675
Accumulated tax basis retained earnings with no credit	—	—
Tax loss carry-forwards (1)	198,215	62,609
Credit for shareholders	17,355	5,697

(1)	Income tax losses in Chile can be carried forward indefinitely.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 13 – Current and Deferred Income Taxes (continued)

The deferred taxes as of December 31, 2004 and 2003 represented a net liability of ThUS$ 42,022 and ThUS$ 29,273, respectively, and are detailed as follows:

2004	Deferred tax asset		Deferred tax liability

	Short-term	Long -term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,324	386	—	—
Vacation accrual	1,165	—	—	—
Unrealized gain on sale of products	8,748	—	—	—
Provision for obsolescence	—	1,835	—	—
Production expenses	7,872	—	23,044	—
Accelerated depreciation	—	—	—	53,890
Exploration expenses	—	—	—	5,336
Capitalized interest	—	—	—	5,849
Staff severance indemnities	—	467	—	2,028
Accrued expenses	—	—	—	—
Capitalized expenses	—	—	—	344
Tax loss carry-forwards	—	36,472	—	—
Losses from derivative transactions	85	—	—	—
Accrued interest	130	—	—	—
Other	1,466	1,856	217	179

Total gross deferred taxes	20,790	41,016	23,261	67,626
Total complementary accounts	—	(5,815)	(2,584)	(25,955)
Valuation allowance	(8,046)	(27,619)	—	—

Total deferred taxes	12,744	7,582	20,677	41,671

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 13 – Current and Deferred Income Taxes (continued)

2003	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,201	474	—	—
Vacation accrual	1,044	—	—	—
Unrealized gain on sale of products	5,318	—	—	—
Provision for obsolescence	—	2,620	—	—
Production expenses	—	—	15,726	—
Accelerated depreciation	—	—	—	59,592
Exploration expenses	—	—	—	4,119
Capitalized interest	—	—	—	6,146
Staff severance indemnities	—	—	—	2,004
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	610
Tax loss carry-forwards	1,202	12,190	—	—
Losses from derivative transactions	90	—	—	—
Accrued interest	102	—	—	—
Other	771	476	225	281

Total gross deferred taxes	9,728	15,760	15,951	73,177
Total complementary accounts	—	(1,206)	(3,861)	(32,251)
Valuation allowance	—	(539)	—	—

Total deferred taxes	9,728	14,015	12,090	40,926

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 13 – Current and Deferred Income Taxes (continued)

c)     Income tax expense is summarized as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$

Provision for current income tax	(14,435)	(2,829)	(2,911)
Effect of deferred tax assets and liabilities	(6,613)	(7,731)	(9,344)
Adjustment for tax expense (previous year)	(144)	56	—
Effect of amortization of complementary accounts	(6,022)	(5,917)	1,405
Effect on deferred tax assets and liabilities due to changes in valuation allowance	—	236	(775)

Other tax charges and credits	(94)	129	1,070

Total income tax expense	(27,308)	(16,056)	(10,555)

Note 14 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Opening balance	10,127	9,143
Increases in obligation	3,301	2,283
Payments	(2,245)	(2,802)
Foreign currency translation	692	1,503

Balance as of December 31	11,875	10,127

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 15 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	30,741	25,634	(4,442)	(3,107)
Ajay SQM Chile S.A	3,313	3,172	(488)	(250)
Cape Fear Bulk LLC	146	100	(144)	(94)
SQM Indonesia S.A.	(2)	—	2	—
Fenasa	258	272	(32)	(63)
SQM Nitratos México S.A. de C.V.	(46)	(82)	(37)	86
SQM Italia S.R.L	20	23	2	(1)
Mineag SQM Africa Ltda	—	—	—	(225)

Total	34,430	29,119	(5,139)	(3,654)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity

a)     Movements within shareholders’ equity are detailed as follows:

				Accumulated
				deficit
				of
				subsidiaries
				in
	Number	Paid-in	Other	development	Retained	Net
	of shares	capital	reserves	stage	earnings	income	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2002	263,196,524	477,386	131,066	(2,223)	195,366	30,102	831,697
Transfer 2001 net income to retained earnings	—	—	—	—	30,102	(30,102)	—
Declared dividends 2002	—	—	—	—	(14,844)	—	(14,844)
Net loss from subsidiaries in development stages (1)	—	—	—	(1,438)	—	—	(1,438)
Other comprehensive income (2)	—	—	(5,955)	—	—	—	(5,955)
Net income	—	—	—	—	—	40,202	40,202

Balance as of December 31, 2002	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662

Transfer 2002 net income to retained earnings	—	—	—	—	40,202	(40,202)	—
Declared dividends 2003	—	—	—	—	(19,894)	—	(19,894)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(2,858)	—	—	(2,858)
Other comprehensive income (2)	—	—	16,309	—	—	—	16,309
Net income	—	—	—	—	—	46,753	46,753

Balance as of December 31, 2003	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972

Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,851)	—	—	(1,851)
Other comprehensive income (2)	—	—	9,467	—	—	—	9,467
Net income	—	—	—	—	—	74,232	74,232

Balance as of December 31, 2004	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628

(1)	The only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of December 31, 2002, 2003 and 2004.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity (continued)

b)     Other comprehensive income as of December 31, 2004 is as follows:

		For the year ended December 31,			As of December 31,

		2004	2003	2002	2004	2003

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Technical appraisal		—	—	—	151,345	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	3,242	6,421	(1,792)	746	(2,496)
Isapre Norte Grande Ltda	(1)	14	—	(19)	(83)	(98)
Inversiones Augusta S.A	(1)	—	—	—	(761)	(761)
SQM Ecuador S.A.	(3)	—	—	—	(271)	(270)
Almacenes y Depósitos Ltda	(1)	34	1	(21)	(56)	(90)
Asociación Garantizadora de Pensiones	(1)	2	2	(3)	(13)	(14)
Empresas Melón S.A	(1)	6,190	9,446	(2,973)	—	(6,190)
Sales de Magnesio Ltda	(1)	—	69	—	52	53
SQM North America Corp.	(2)	(15)	370	(1,147)	(792)	(777)
Other Companies	(1)	—	—	—	720	718

Total other comprehensive income		9,467	16,309	(5,955)	150,887	141,420

(1)	Corresponds to translation adjustments and price-level restatement
(2)	Corresponds to a change in the valuation of the Company’s under-funded pension scheme
(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)     Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :		If the vote for president of the Company is tied, all directors may vote once again, except the director elected by the Series B shareholders.
Series B:	1)	A general or extraordinary shareholders’ meeting may be called at the request of shareholders representing 5% of the Company’s Series B shares.
	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company’s president, at the request of a director elected by Series B shareholders.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

Note 17 – Derivatives Instruments

Derivative instruments are recorded at their fair value as of year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2004, the Company’s derivative instruments are as follows:

2004	Notional
Type of	covered	Expiration	Description of the	Position	(Liability)Asset	Income
derivative	amount		type	Purchase/Sale	amount	(loss)

	ThUS$				ThUS$	ThUS$
US dollar	1,013	1stquarter of	Exchange rate	P	(108)	(108)
US dollar	4,629	1stquarter of	Exchange rate	S	110	110
US dollar	399	2ndquarter of	Exchange rate	S	42	42
US dollar	10,004	1stquarter of	Arbitration	P	(539)	(539)
US dollar	5,187	1stquarter of	Exchange rate	S	(207)	(207)
US dollar Put	38,721	1stquarter of	Exchange rate	P	(893)	(893)
US dollar Put	43,884	2ndquarter of	Exchange rate	P	(1,012)	(1,012)
US dollar Put	25,814	3ndquarter of	Exchange rate	P	(595)	(595)
US dollar Put	20,651	4stquarter of	Exchange rate	P	(476)	(476)

	150,302				(3,678)	(3,678)

2003	Notional					Income
Type of	covered	Expiration	Description of the	Position	(Liability)	(loss)
derivative	amount		type	Purchase/Sale	amount	recorded

	ThUS$				ThUS$	ThUS$
US dollar Put	24,570	1stquarter of	Exchange rate	P	—	(20)
US dollar Put	11,494	1stquarter of	Exchange rate	P	—	(20)
US dollar	408	1stquarter of	Exchange rate	P	(12)	(12)
US dollar	3,006	1stquarter of	Exchange rate	P	142	142
US dollar	3,980	1stquarter of	Exchange rate	P	(48)	(48)
US dollar	4,500	1stquarter of	Exchange rate	P	(138)	(138)
US dollar	159	2ndquarter of	Exchange rate	P	(10)	(10)
US dollar	201	2ndquarter of	Exchange rate	P	(12)	(12)
US dollar	27	1stquarter of	Exchange rate	P	(2)	(2)
US dollar	159	1stquarter of	Exchange rate	P	10	10
US dollar	201	2ndquarter of	Exchange rate	P	12	12
US dollar	27	1stquarter of	Exchange rate	P	2	2
US dollar	3,000	1stquarter of	Exchange rate	P	(216)	(216)
US dollar	5,500	1stquarter of	Exchange rate	P	(176)	(176)

	57,232				(448)	(488)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 18 – Non-Operating Income and Expenses

Non-operating income and expenses are detailed as follows:

a)    Non-operating income

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Interest income	3,650	2,957	4,140
Equity participation in net income equity method investment	4,897	5,529	3,479
Reversal of allowance for staff severance indemnities		—	1,308
Insurance recoveries	546	154	1,065
Reversal of provision relating to Distrinor	—	—	800
Reversal of allowance for doubtful accounts	388	422	584
Net foreign exchange	—	6,590	—
Sale of mining concessions	635	135	—
Sale of materials and services	—	827	273
Gain on sale of investments in related companies companies	8,179	—	—
Rental of property, plant and equipment	774	—	—
Other income	1,760	2,040	2,388

Total	20,829	18,654	14,037

b) Non-operating expenses

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Interest expense	18,782	21,777	29,666
Foreign currency translation, net	475	—	3,483
Non-capitalizable project expenses	9,262	8,965	3,019
Equity participation in net losses of unconsolidated subsidiaries	387	1	473
Amortization of goodwill	1,073	1,134	1,219
Work disruption expenses	568	1,640	—
Provision for employee compensation and legal costs	533	1,442	—
Pension plan curtailment charge	—	87	1,467
Sales of materials and services	1,628	—	1,147
Increase in allowance for doubtful accounts	2,500	687	641
Non-recoverable taxes	531	690	91
Other expenses	2,681	3,390	2,810

Total	38,420	39,813	44,016

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 19 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement during the year ended December 31, are summarized as follows:

	(Charge) credit to income from operations

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Property, plant and equipment	173	60	147
Other assets and liabilities	(396)	193	73
Shareholders’ equity	(1,467)	(459)	(1,386)

Subtotal price-level restatement	(1,690)	(206)	(1,166)

Net readjustment of assets and liabilities denominated in UF	(23)	188	306

Net price-level restatement	(1,713)	(18)	(860)

Note 20 – Assets and Liabilities Denominated in Foreign Currency

	2004	2003

Assets	ThUS$	ThUS$
Chilean pesos	81,886	173,310
US dollars	1,175,983	1,074,602
Euros	30,996	67,821
Japanese Yen	3,889	2,461
Brazilian Real	348	2,251
Mexican pesos	6,926	21,131
UF	49,785	12,937
South African Rand	9,214	6,662
Other currencies	2,345	2,301

Current liabilities
Chilean pesos	51,877	46,582
US dollars	54,437	78,884
Euros	10,927	13,347
Japanese Yen	75	147
Brazilian Real	796	646
Mexican pesos	9,696	3,443
UF	1,177	250
South African Rand	2,140	282
Other currencies	119	1,678

Long -term liabilities
Chilean pesos	10,531	112
US dollars	235,310	289,672
UF	1,106	9,267
Japanese Yen	121	—
Other currencies	2	75

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 21 – Commitments and Contingencies

I.	Contingencies:

	(a)	Material lawsuits or other legal actions of which the Company is party to:

		1.	Plaintiff	:	SQM Salar S.A.
			Defendants		ACE Seguros S.A. (formerly – Cigna Compañía de Seguros (Chile) S.A.) and Chubb de Chile Compañía de Seguros Generales S.A.
			Date of lawsuit	:	April 2001
			Matter	:	Arbitration
			Status	:	Collection of compensation for insured claim
Instance	:	On December 22, 2004, the court rejected both the principal
lawsuit and the countersuit. SQM Salar S.A. has appealed part of this decision, which is currently being processed by the Santiago
Court of Appeals.
Nominative value: ThUS$ 36,316

		2.	Plaintiffs	:	Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS
			Defendants	:	Soquimich European Holdings B.V., NU3 N.V.and SQM France S.A.
			Date of lawsuit	:	December 2002
			Court	:	Court of Arbitration in France
			Matter	:	Termination of the company relationship and liquidation of the company Generale de Nutrition Vegetale SAS
			Status	:	Rejoinder
Nominative value: ThEuro$ 30,295

		3.	Plaintiff	:	Tallepsen Services Company L.P.
			Defendants	:	SQM Lithium Specialties Limited Partnership LLP
			Date of lawsuit	:	October 2004
			Court	:	Court of Arbitration in U.S.
			Matter	:	Professional fees supposedly owed
			Status	:	Parties have been called to a sentencing hearing
Nominative value: ThUS$ 900

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 21 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

	(b)	Models for the Production of the María Elena site

The Company is currently reviewing the “Models for the Production of the María Elena site”, which may be implemented as a result of the Decontamination Plan (see note 25)

The different alternatives for production and technology development for the Maria Elena site, whic h are a part of the above-mentioned “Production Models” do not proactively generate significant changes in the present ore reserves or forecasted sales volumes.

These options include possibilities to use new production methods and are related to the “leaching piles” and implementing a mixed system, which would be comprised of the aforementioned technology and the current production methods.

Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company’s assets and their value.

The possible effects on the valuation of assets are not yet determinable.

	(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

	(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 4,910 in 2004 (ThUS$ 4,024 in 2003 and ThUS$3,411 in 2002).

	(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

	(c)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in similar debt in the financial markets, such as maximum indebtedness and minimum equity among others.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 22 – Third Party Guarantees

As of December 31, 2004 and 2003 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	December	December
			31, 2004	31, 2003
			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	957	1,833

Note 23 - Sanctions

During 2004 and 2003, the SVS did not apply sanctions to the Company, its directors or managers.

Note 24 – Environmental Projects

Disbursements incurred by the Company for the years ended December 31, 2004, 2003 and 2002 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities were as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Project
Environmental department	544	383	311
Boratos sewage treatment plant	281	555	506
Tocopilla project	615	792	415
Engineering and building of María Elena piles	2,667	2,014	4,680
Treatment plant MOP	208	208	857
Other	1,242	408	173

Total	5,557	4,360	6,942

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 24 – Environmental Projects (continued)

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sod ium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2006. On December 30, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. This proposal is presently pending evaluation by the environmental regulators, whose decision should be made public during the first semester of 2005.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resourc es that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 25 – Significant Events

On March 19, 2004, the Company informed the Superintendency of Securities and Insurance that the Board of Directors of SQM, at its meeting dated March 16, 2005, unanimously agreed to propose payment of a final dividend of US$ 0.08811 per share in favor of SQM’s shareholders that were registered in the respective registry during the fifth working day prior to the payment of this dividend.

This proposal was approved by the Company’s shareholders’ at their meeting held on April 30, 2004, thus allowing the Company to pay and distribute, as stated in the respective Dividend Policy, an annual dividend equivalent to 50% of the net profits.

On April 30, 2004, the Company held a general shareholders’ meeting. At this meeting, a majority of the Company’s shareholders, agreed the following issues, among others:

a)	The shareholders approved the distribution and payment of a final and total dividend of Ch$ 55.05465 per share. The payment of this dividend was agreed in one single installment on May 12, 2004 with a charge to 2003 income.

b)	The shareholders approved the payment of UF 50 to each member of the Directors Committee regardless of the number of meetings that this Committee holds during the respective month. In addition, they approved the implementation of an annual budget for the operating expenses of this Committee and their advisors of UF 1,800.

c)	The shareholders approved the Director’s fees to be paid to the Company’s directors during the next twelve months.

Note 26 – Subsequent Events

On January 19, 2005, the Company’s Board of Directors informed the SVS that, in an Ordinary Session of the Board on January 18, 2005, they accepted the voluntary and irrevocable resignation of Mr. Avi Milstein as Director and appointed Mr. Daniel Yarur E. in his place.

On February 25, 2005, Royal Seed Trading Corp A.V.V., a subsidiary of Sociedad Química y Minera de Chile S.A., entered into a syndicated loan for ThUS$ 100,000, guaranteed by SQM Potasio S.A., with the following banks: BBVA Securities Inc., BNP Paribas and Rabobank Curacao N.V. The loan matures in 5 years, with quarterly interest payments at an initial annual interest rate of Libor + 0.325%”, which could vary depending on any possible future modifications in the subsidiary’s external debt classification. There are no guarantees of real property associated with this loan.

The director Mr. José Antonio Silva B. consulted with the Chilean Superintendency of Securities and Insurance (“SVS”) as to the applicability of the concept of “limitation of related persons” to Article 31 of the by-laws of SQM S.A. and as equal to this concept already existing in Article 31 Bis of the aforementioned by-laws- and also in respect to the quorum required to modify the percentage of “37.5%” referred to in Article 31. The SVS, through Ordinary Official Communication N002622 dated March 16, 2005, asked the Company’s opinion in this respect and the Company, through its management informed the Board of Directors that the concept of “limitation of related persons” does not exist in Article 31 and that the history of both articles plus the interpretation of these articles at the different Shareholders’ meetings held throughout the years and the different objectives of these articles, among other aspects, allow concluding that this concept is not applicable to article 31 and that; in addition, the amendment of the percentage requires the vote by absolute majority of shares issued with voting rights present at the Shareholders’ meeting that analyze this amendment. Four directors agreed with the opinion provided by the management of SQM S.A. and two directors disagreed with this opinion and this was informed to the SVS. The SVS confirmed the opinion provided by the management of SQM S.A. based on matter of law of fact considerations explained in Ordinary Official Communication N003821 dated April 19, 2005.

Inversiones El Boldo Limitada, owner of more than 10% of voting right shares issued of SQM S.A. and related to Potash Corporation of Saskatchewan Inc., on April 25, 2005 has requested from the Board of directors of SQM S.A. that it requests an Extraordinary Shareholders’ Meeting of the Company to vote as to the convenience of either eliminating or not Series A and B shares - and preferences related to these series - in which the Company’s capital is currently divided through the amendment of the pertinent articles of the Company’s by-laws required to reflect this possible elimination and; alternately, and provided that the shareholders do not approve this elimination, to modify article 31 of these by-laws with the purpose of incorporating in this article the concept of “related persons” already included in Article 31 Bis of the aforementioned by-laws. The Company’s Board of Directors unanimously agreed on its meeting held on April 26, 2005 to summon such a meeting for May 25, 2005 at 10.00 a.m.

Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary’s financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

On March 10, 2005, the subsidiary PCS Yumbes SCM, changed its name to Yumbes SCM.

At the Annual Ordinary Shareholders’ Meeting held on April 29, 2005, the shareholders approved a single dividend with respect to 2004 of US$0.18282 per share, equal to 65% of the net income, before amortization of negative goodwill for that year, which was paid on May 12, 2005. The Board of Directors also reaffirmed for 2005 a dividend policy that authorizes distribution of cash dividends in an amount equal to 65% of our net income before amortization of negative goodwill for the year.

Management is not aware of any significant subsequent events that have occurred after December 31, 2004 and that may affect the Company’s financial position or the interpretation of these financial statements.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certa in important respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

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

On January 1, 2000 the Company began applying Technical Bulletin No. 60, and related amendments, of the Chilean Association of Accountants concerning deferred taxes. These technical bulletins require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, using the liability method. For US GAAP purposes, the Company applies SFAS 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted tax rates.

Prior to implementation of Technical Bulletin No. 60 and related amendments, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b)	Deferred income taxes, continued

In order to mitigate the effects of not recording deferred income taxes under the prior deferred income tax accounting standard, Technical Bulletin N° 60 provided for a period of transition whereby a transitional provision, a contra asset or liability (referred to as “complementary”) was recorded, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

The primary difference between Chile an GAAP and US GAAP relates to the reversal of the amortization of the complementary asset and liability recorded in accordance with the transition procedures for unrecorded deferred income taxes as of January 1, 2000, the elimination of complementary accounts included in consolidation with PCS Yumbes S.C.M. as of December 31, 2004 and the recognition of the deferred income tax impact of US GAAP adjustments, the effect of which is set-forth under paragraph I p) below. Additional disclosures required under SFAS 109 are set forth under paragraph II b) below.

c)	Translation of foreign currency financial statements

In accordance with Chilean GAAP, the financial statements of subsidiaries which do not maintain their accounting records in US dollars, are transla ted from local currency to US dollars as described in Note 2 d).

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

The effect of eliminating price-level restatement and the inclusion in income of translation gains and losses from subsidia ries that maintain their records in Chilean pesos is included in paragraph I p) below.

d)	Empresas Melón S.A.

During 1998, the Company purchased a 14.05% participation in Empresas Melón S.A., (“Melon”) a cement manufacturing company. As mentioned in Note 8 b), this investment was sold during 2004. Significant adjustments between Chilean GAAP and US GAAP relating to Melón both in the accounting of the purchase and in the subsequent accounting treatment are which as follows:

d-1)	Purchase accounting adjustments

At the time of the purchase, under Chilean GAAP, the Company recorded goodwill on the transaction, calculated as the difference between the purchase price and the proportionate share of net book value acquired as presented in the most recent mont h end financial statements of Melon prior to the date of the acquisition. Such goodwill is being amortized over a period of 20 years.

Under US GAAP, the Company calculates goodwill as the difference between the purchase price and the proportionate fair value of the assets and liabilities purchased. The purchase price is allocated to the assets and liabilities based on the estimated fair market value of such assets and liabilities at the date of acquisition.

Under US GAAP, due to the increased net value of the acquired assets and liabilities, negative goodwill was generated. Such negative goodwill was allocated to the fixed assets acquired, reducing the accounting base, and consequently the depreciation of such fixed assets.

The effects of reversing goodwill recorded and its related amortization recognized under Chilean GAAP and the recognition of the new basis of assets and liabilities and subsequent depreciation until December 31, 2003 are set forth in paragraph I p) below.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

d-2)	Accounting for participation in Melón on a US GAAP basis

Pursuant to a shareholders agreement, until August of 2004 the Company exerted significant influence over Melón and thus it accounts for this investment under the equity method, consistent with Chilean GAAP.

Until that date, the Company recognized its participation of income and net assets of Melón under US GAAP, therefore a US GAAP basis of Melón was prepared. The principle differences between Chilean GAAP and US GAAP as they exist in Melón relate to deferred taxes and the elimination of price-level restatement.

Under US GAAP the financial statements of Melón must be converted into dollars in accordance with SFAS 52 as described in paragraph c) above. The effect of recognizing income and net assets under the equity method under US GAAP until December 31, 2003 is set forth in paragraph I p) below.

e)	Consolidation and net loss of subsidiaries in the development stage

Under Chilean GAAP subsidiaries in the development stage are not consolidated and their results from operations are not included in the income statement. For purposes of US GAAP, these subsidiaries must be consolidated with their losses recorded in the income statement. Until June 30, 2004, SQM Lithium Specialties Limited Partnership LLP was the only development stage company in operation (see Note 3). The effects of recognizing its net loss for the years ended December 31, 2002, 2003 and 2004 is set forth in paragraph I p) below.

The principal effects in 2003 of recognizing assets and liabilities as recorded under US GAAP, which would result from the consolidation of the subsidiary SQM Lithium Specialties Limited Partnership LLP, are as follows:

2003

Effect on:	ThUS$

Assets Increase /(Decrease)
Current assets	318
Fixed asset	27,995
Investment in related companies	(28,067)
Other Assets	750
Related party receivable	(573)

Liabilities (Increase)/Decrease
Current liabilities	(144)
Related party payables	—
Deferred income taxes	(279)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

f)	Minimum Dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph I p) below to recognize the corresponding decrease in net equity at December 31 for each year for the difference between 30% of net income and interim dividends paid during the year.

Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

g)	Loans to Employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid bala nce of such loans, amounting to ThUS$ 764, ThUS$ 1,102and ThUS$ 3,903 at December 31, 2004, 2003 and 2002, respectively, has been treated as a reduction of shareholders’ equity under paragraph I p) below.

h)	Capital leases

During 1992 and 1994, the Compa ny entered into rental agreements covering certain equipment, which had an original cost basis of ThUS$16,507. In accordance with Chilean GAAP these transactions have been recorded as operating leases with the rental payments recognized in income on an accrual basis. Under US GAAP, the transactions were recorded as capital leases, with the equipment recorded in fixed assets and the associated present value of future minimum lease payments recorded as an obligation. During 2002, the Company exercised the purchase option on such assets. Accordingly, the fixed assets were recognized at the cost of the purchase option in Chilean GAAP, and as of December 31, 2002 had been fully depreciated under Chilean and US GAAP. The effect of accounting for the equipment as capital leases under US GAAP and the subsequent exercise of the purchase option is set-forth in paragraph I p) below.

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

Under US GAAP, termination indemnity employee benefits are accounted for in accordance with SFAS 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with SFAS 87 is set forth under paragraph I p) below. Additional disclosure requirements are presented in paragraph II m) below.

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

In June 1998, the Financial Accounting Standards Board issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 requires that all of a company’s derivative instruments be recorded in the balance sheet at fair value and that changes in a derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting

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

The Company periodically uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. Interest rate swap agreements are generally entered into at the time floating rate debt is issued, in order to convert the floating rate debt to a fixed rate. As of December 31, 2004 the Company had no interest rate swap contracts in place.

The Company does not have the documentation and hedge effectiveness to qualify for hedge accounting, as required under SFAS 133. Therefore all derivatives have been accounted at fair value with changes in fair value recorded in income.

The effect of measuring the derivative instruments at their fair value and the corresponding effect in income is set forth under paragraph I p) below.

l)	Business combinations and Goodwill

For US GAAP purposes, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002, and did not amortize goodwill related to acquisitions made after June 30, 2001. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

The Company has performed the required annual impairment test, which did not result in any impairment.

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

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$

Net income as shown in the accompanying financial statements	74,232	46,753	40,202
Revaluation of property, plant and equipment (paragraph a)	4,367	4,580	3,787
Deferred income taxes (paragraph b)	6,022	5,917	(1,657)
Translation of foreign currency financial statements (paragraph c)	5,318	7,455	(2,385)
Empresas Melón S.A. purchase accounting adjustments (paragraph d-1)	(34)	(264)	(128)
Accounting for participation in Melón on a US GAAP basis (paragraph d-2)	(467)	250	146
Consolidation and net loss of subsidiaries in the development stage (paragraph e)	(1,851)	(2,858)	(1,438)
Capital leases (paragraph h)	—	—	(783)
Staff severance indemnities (paragraph i)	(618)	(1,902)	1,007
Derivatives – sale of swaps (paragraph k-1)	—	175	1,180
Derivatives – fair value accounting of derivatives (paragraph k-2)	(1,483)	309	4,148
Goodwill (paragraph l)	749	631	714
Negative goodwill (paragraph m)
M-1: Depreciation expense	123	104	571
M-2: Negative goodwill amortization	(213)	(370)	(414)
Capitalized interest (paragraph n)	(91)	—	1,643
Minority interest (paragraph o)	(2,115)	(3,041)	959
Deferred income tax effect of the above US GAAP adjustments	551	35	(1,111)
Empresas Melón S.A. cost of sale US GAAP adjustments (paragraph d)	2,336	—	—

Net income under US GAAP before effect of change in accounting principle	86,826	57,774	46,441

Cumulative effect of change in accounting principle (paragraph m)	—	—	457
Net income under US GAAP	86,826	57,774	46,898

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	(15)	370	(1,147)
Translation adjustment	6,460	8,802	(3,959)
Deferred gain from sale of swaps (paragraph k-1)	—	(146)	(979)

Total comprehensive income under US GAAP	93,271	66,800	40,813

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)	Effects of conforming to US GAAP, continued

The adjustments required to conform shareholders’ equity amounts under Chilean GAAP to US GAAP are as follows:

	2004	2003

	ThUS$	ThUS$

Net shareholders’ equity as shown in the accompanying financial statements	948,628	889,972
Revaluation of property, plant and equipment: (paragraph a)
Property, plant and equipment	(133,768)	(133,768)
Accumulated depreciation	97,597	93,230
Deferred income taxes (paragraph b)	(28,884)	(34,906)
Translation of foreign currency financial statements (paragraph c)
Property, plant and equipment, net	(915)	(424)
Inventory	(1,198)	(1,698)
Goodwill, net	(297)	(209)
Other assets	(8)	(8)
Empresas Melón S,A, purchase accounting adjustments: (paragraph d-1)
Investments in related companies	—	8,437
Goodwill	—	(11,591)
Accumulated amortization	—	3,101
Accounting for participation in Melón on a US GAAP basis (paragraph d-2)	—	(2,060)
Minimum dividend (paragraph f)	(22,270)	(14,026)
Employer loans used to purchase shares (paragraph g)	(764)	(1,102)
Staff severance indemnities (paragraph i)	(4,090)	(3,472)
Derivatives – Fair value accounting of derivatives (paragraph k-2)	(1,483)	—
Goodwill (paragraph l)	2,094	1,345
Negative goodwill: (paragraph m)
m-1: Property, plant and equipment	(3,156)	(3,156)
m-1: Accumulated depreciation	1,683	1,560
m-2: Negative goodwill	3,156	3,156
m-2: Accumulated amortization	(2,885)	(2,673)
Capitalized interest (paragraph n)	1,552	1,643
Effect of minority interest on US GAAP adjustments (paragraph o)	1,017	1,036
Deferred income tax effect of the above US GAAP adjustments	862	311

Shareholders’ equity in accordance with US GAAP	856,871	794,698

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p)	Effects of conforming to US GAAP, continued

The changes in the net equity accounts determined under US GAAP are summarized as follows:

Balance at January 1, 2001	721,355

Reversal of accrued minimum divided at December 31, 2001	8,731
Distribution of final 2001 dividend	(14,844)
Accrued minimum dividend at December 31, 2002	(11,685)
Employer loans used to purchase shares	2,962
Other comprehensive loss	(6,085)
Net income for the year	46,898

Balance at December 31, 2002	747,332

Reversal of accrued minimum divided at December 31, 2002	11,685
Distribution of final 2002 dividend	(19,894)
Accrued minimum dividend at December 31, 2003	(14,026)
Employer loans used to purchase shares	2,801
Other comprehensive income	9,026
Net income for the year	57,774

Balance at December 31, 2003	794,698

Reversal of accrued minimum divided at December 31, 2003	14,026
Distribution of final 2003 dividend	(23,192)
Accrued minimum dividend at December 31, 2004	(22,270)
Employer loans used to purchase shares	338
Other comprehensive income	6,445
Net income for the year	86,826

Balance at December 31, 2004	856,871

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

II,	Additional Disclosure Requirements

The following disclosures are not generally required or recommended for presentation in the financial statements under Chilean GAAP, but are required under US GAAP:

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

	2004	2003	2002

	(Expressed in single US dollars)

Basic and diluted earnings per share under Chilean GAAP	0.28	0.18	0.15
Basic and diluted earnings per share under US GAAP before effect of change in accounting principle	0.33	0.22	0.18
Effect of accounting change on earnings per share	—	—	0.00

Basic and diluted earnings per share under US GAAP	0.33	0.22	0.18

Dividends declared per share (1)	0.09	0.08	0.06
Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

(1)	Represents dividends declared and paid in accordance with Chilean GAAP,

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

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate of 17% (16.5% in 2003 and 16% in 2002) to pretax accounting income on a US GAAP basis as a result of the following differences:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$

Consolidated pretax income under US GAAP	114,815	74,573	61,623
Statutory tax rate	17%	16.5%	16%

Theoretical tax at statutory rate	19,519	12,305	9,860
Non-deductible items	91	(2,325)	1,955
Difference in tax rates in foreign jurisdictions	553	360	1,095
Valuation allowance	572	(236)	775
Other	—	—	(362)

Total income tax under US GAAP	20,735	10,104	13,323

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)   Income taxes, continued

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP.:

	2004	2003

	ThUS$	ThUS$
Deferred Tax Assets
Allowance for doubtful debts	1,710	1,675
Vacation accrual	1,165	1,044
Unrealized gains on sales of products	8,749	5,318
Provision for obsolescence	1,836	2,620
Losses from derivative transactions	336	90
Tax loss carryforwards (1)	36,472	13,392
Other accruals	3,451	1,349

Gross deferred tax assets	53,719	25,488
Valuation allowance	(35,665)	(539)

Total deferred tax assets	18,054	24,949

Deferred Tax Liabilities
Production expenses	(15,172)	(15,726)
Accelerated depreciation	(53,890)	(59,592)
Staff severance indemnities	(866)	(1,414)
Exploration expenses	(5,336)	(4,119)
Capitalized interest	(6,113)	(6,425)
Other	(740)	(1,541)

Total deferred tax liabilities	(82,117)	(88,817)

For 2004 the table includes deferred tax assets and liabilities of PCS Yumbes S.C.M., which were consolidated as of December 31, 2004 due to the acquisition of this company (see Note 8 b) and paragraph II i) below).

1	The Company’s tax loss carry forwards were primarily generated from losses incurred in Chile and Mexico. In accordance with current laws, in Chile tax losses may be carried forward indefinitely and in Mexico they expire after 10 years. For the years ended December 31, 2004, 2003 and 2002 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$ 9,324, ThUS$ 6,567 and ThUS$ 8,572, respectively.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)   Income taxes, continued

Tax loss carry forwards relate to the following countries as of December 31:

	2004	2003

	ThUS$	ThUS$
Chile	31,081	9,042
Mexico	3,833	2,328
Other	1,558	2,022

Total	36,472	13,392

The classification of the deferred tax assets and liabilities detailed above is as follows:

	2004	2003

	ThUS$	ThUS$

Short-term	(10,264)	(6,223)
Long-term	(53,799)	(57,645)

Net deferred tax liabilities	(64,063)	(63,868)

The provision for income taxes in accordance with US GAAP is as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$

Income tax expense under Chilean GAAP- Note 13	27,308	16,056	10,555
Additional deferred tax under US GAAP	(551)	(35)	1,111
Reversal of complementary Accounts	(6,022)	(5,917)	1,657

Total tax provision U,S GAAP	20,735	10,104	13,323

In accordance with Chilean Law No, 19,753, which was issued on September 28, 2001, the corporate income tax rate was 16% in 2002, 16.5% for the year 2003, and 17% for the year 2004 and thereafter.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)  Income taxes, continued

US GAAP before tax income related to Chile and foreign operations for the years ended December 31 is as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Chile	113,683	59,625	63,919
Foreign	1,132	14,948	(2,296)

Total	114,815	74,573	61,623

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2004			2003			2002

	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	5,045	14,001	19,046	7,193	1,301	8,494	10,471	2,104	12,575
Foreign	1,255	434	1,689	711	899	1,610	150	598	748

Total	6,300	14,435	20,735	7,904	2,200	10,104	10,621	2,702	13,323

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

b)   Other Comprehensive Income

In accordance with SFAS No, 130, “Reporting Comprehensive Income”, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity,

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2004, 2003 and 2002:

	Year ended December 31, 2002

	Before -tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	ThUS$	ThUS$	ThUS$
	(9,945)	(233)	(10,178)
Beginning balance
Translation adjustment	(3,959)	—	(3,959)
Deferred gain on sale of swaps	(1,180)	201	(979)
Minimum pension liability adjustment	(1,850)	703	(1,147)

Net unrealized losses	(6,989)	904	(6,085)

Ending balance	(16,934)	671	(16,263)

	Year ended December 31, 2003

	Before -tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	ThUS$	ThUS$	ThUS$
Beginning balance	(16,934)	671	(16,263)

Translation adjustment	8,802	—	8,802
Deferred gain on sale of swaps	(175)	29	(146)
Minimum pension liability adjustment	597	(227)	370

Net unrealized losses	9,224	(198)	9,026

Ending balance	(7,710)	473	(7,237)

	Year ended December 31, 2004

	Before -tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	ThUS$	ThUS$	ThUS$
Beginning balance	(7,710)	473	(7,237)

Translation adjustment	6,460	—	6,460
Minimum pension liability adjustment	(24)	9	(15)

Net unrealized gains	6,436	9	6,445

Ending balance	(1,274)	482	(792)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

c)   Credit Agreements

The Company has renewable lines of credit arrangements for short-term US dollar borrowings with various Chilean and foreign banks totaling, in the aggregate, ThUS$ 449,000 and ThUS$ 422,000 at December 31, 2004 and 2003 respectively. There was US$ 435 million and US$ 307 million available as of December 31, 2004 and 2003, respectively. The Company pays no commitment fees on such credit lines and the average rate was in the range of LIBOR+0,40%.

d)  Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under capital leases are recorded in Other accounts payable and are as follows:

Year ended December 31,	ThUS$

2005	270
2006	258
2007	247
2008	247
2009	247
2010	394

Total future minimum lease payments	1,663
Interest	(378)

Present value of net minimum lease	1,285

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

e)	Lease commitments, continued

SQM Salar S,A,, a consolidated subsidiary of the Company, entered into a contract with a government agency for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with specified rates in the agreement, The Company paid ThUS$ 4,910, ThUS$ 4,024 and ThUS$ 3,411 in 2004, 2003 and 2002 respectively, related to such rental payments (including the minimum annual rental, which was ThUS$ 3,477, ThUS$ 2,995 and ThUS$ 2,816 for 2004, 2003 and 2002, respectively. Future minim um annual rentals are as follows:

Minimum Annual Rentals

ThUS$
Year ended December 31,
2005	3,791
2006	3,791
2007	3,791
2008	3,791
2009	3,791
Thereafter	79,619

Total	98,574

f)	Foreign exchange losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ 3,000 , ThUS$ 14,036 and ThUS$ (5,868) in 2004, 2003 and 2002, respectively.

g)	Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, marketable securities, and certain other financial instruments with various financial institutions, These financial institutions are located in Chile and other parts of the world, and the Company’s policy is designed to limit exposure to any one institution, The Company performs periodic evaluations of the relative credit standing of these financial institutions as part of the Company’s investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company’s customer base and their dispersion around the world, The Company’s policy is to require collateral (such as letters of credit, guarantee clause or others) and/or maintain credit insurances for certain accounts as deemed necessary by management.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

h)	Advertising and Research and development costs

Advertising costs are expensed as incurred and amounted to ThUS$ 1,719, ThUS$ 1,346 and ThUS$ 1,134 for the years ended December 31, 2004, 2003 and 2002, respectively.

Research and development costs are expensed as incurred and amounted to ThUS$ 1,803, ThUS$ 1,444 and ThUS$ 2,197 for the years ended December 31, 2004, 2003 and 2002.

i)	Business combinations and goodwill

As described in paragraph I l) above the Company adopted SFAS 142 as of January 1, 2002, SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Goodwill under US GAAP as of December 31 is summarized as follows:

	2004	2003

	ThUS$	ThUS$
Goodwill, gross	14,710	7,994
Accumulated amortization	(1,425)	(1,425)

Goodwill, net	13,285	6,569

As described in Note 8 b), during 2004 the Company purchased PCS Yumbes S.C.M. Although with the issuance of BT 72 no significant differences exist between Chilean GAAP and U.S. GAAP when accounting for business combinations, certain complementary accounts of deferred taxes (see paragraph I b) above) were not eliminated in the process of identify the fair value of acquired net assets. Therefore, for US GAAP purposes the allocation of the purchase price is as follows:

ThUS$
Net book value of acquired entities	35,024
Fair value decrease of identifiable net assets	(1,973)

Fair value of acquired entities	33,051
Purchase price	39,707

Goodwill	6,656

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

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Non-operating income under Chilean GAAP	20,829	18,654	14,037
Less:
Sale of mining concessions	635	135	—
Sale of material and services	190	827	273
Reversal of provision relating to Distrinor	—	—	800
Insurance recoveries	546	154	1,065
Reversal of allowance for staff severance indemnities	—	—	1,308
Reversal of obligations with third parties	388	422	584
Other income	1,931	1,765	2,023

Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	17,139	15,351	7,984

Non-operating expenses under Chilean GAAP	38,420	39,813	44,016
Less:
Amortization of goodwill	1,073	1,134	1,219
Work disruption expenses	569	1,640	—
Increase in allowance for doubtful debts	2,500	687	641
Pension plan curtailment charge	—	87	1,467
Non-capitalizable project expenses	6,971	8,965	3,019
Project relating to commercial effectiveness	—	—	1,147
Unrecoverable taxes	531	690	91
Provision for compensation and legal costs	533	1,442	—
Other	3,684	3,390	2,541

Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	22,559	21,778	33,891

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)	Industry segment and geographic area information

The Company provides disclosures in accordance with SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance, In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin American and Caribbean except Chile, Europe, USA and Asia and other.

The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies”(Note 2).

The following segment information is presented in accordance with US GAAP reporting requirements, however, the amounts have been determined in accordance with Chilean GAAP.

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For the year ended December 31, 2004
Sales to unaffiliated customers	158,846	111,066	228,287	233,506	56,811	—	788,516
Transfers between geographic areas	202,293	11,231	245,585	175,859	36,689	(671,657)	—

Total revenues	361,139	122,297	473,872	409,365	93,500	(671,657)	788,516

Exports by region	—	102,266	171,861	142,970	43,124	—	460,221
Net assets	1,862,554	16,005	12,519	92,582	332	(1,035,364)	948,628
Goodwill	16,952	177	341	—	—	—	17,470
Long-lived assets	2,478,562	15,255	11,615	91,597	228	(1,811,335)	785,922
Expenditures on long-lived assets	85,601	132	2,488	616	13	—	88,850

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

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k)	Industry segment and geographic area information, continued

Sales by product type to unaffiliated customers for the years ended December 31 are as follows:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	428,236	362,791	281,360
Iodine and derivatives	110,495	84,557	84,131
Lithium and derivatives	62,623	49,695	37,325
Industrial chemicals	71,650	73,748	70,847
Others	115,512	121,015	80,146

Sales to unaffiliated customers	788,516	691,806	553,809

l)	Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Various limitations are inherent in the presentation, including the following:

–	The data excludes non-financial assets and liabilities, such as property, plant and equipment, and goodwill.

–	While the data represents management’s best estimates, the data is subjective and involves significant estimates regarding current economic and market conditions and risk characteristics,

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

–	Cash and time deposits approximate fair value because of the short-term maturity of these instruments.

–	Marketable securities with a readily determinable market value are recorded at fair value,

–	Current liabilities that are contracted at variable interest rates, are considered to have a fair value equal to book value.

–	For interest-bearing liabilities with an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

–	For forward contracts and swap agreements, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l)	Estimated Fair Value of Financial Instruments and Derivative Financial Instruments, continued

The following is a detail of the Company’s financial instruments’ Chilean GAAP carrying amount and estimated fair value:

	December 31,

	2004		2003

	Chilean GAAP	US GAAP	Chilean GAAP	US GAAP
	Carrying	Estimated Fair	Carrying	Estimated
	Amount	Value	Amount	Fair Value

	ThUS$		ThUS$
Assets:
Cash and cash equivalents	66,753	66,753	69,273	69,273
Short-term accounts receivable	204,213	204,213	183,012	183,012
Long-term accounts receivable	289	289	7,433	7,433

Liabilities:
Short-term bank debt	(7,955)	(7,955)	(57,392)	(57,392)
Short-term notes and accounts payable	(73,938)	(73,938)	(62,525)	(62,525)
Derivative instruments	(702)	(2,185)	(448)	(448)
Current and long-term portions of long-term bank debt	(204,577)	(216,965)	(264,596)	(283,812)
Long-term other accounts payable	(1,106)	(1,106)	(2,088)	(2,088)

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

In September 2002, the Board of Directors of SQM North America Corporation voted to suspend the plan such that after December 31, 2002, participants do not earn additional benefits for future services, Such action resulted in a curtailment loss (equal to the amount of unrecognized prior service cost) of approximately US$1.3 million for the year ended December 31, 2002.

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2004	2003

Weighted-average discount rate	7.5%	7.5%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	8.5%	8.5%

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)	Post-retirement obligations and staff severance indemnities, continued

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	4,831	4,903	4,492
Service cost	15	13	284
Interest cost	362	345	340
Actuarial loss	115	(186)	20
Benefits paid	(243)	(244)	(249)
Plan amendments	—	—	146
Curtailments/settlements	—	—	(130)

Benefit obligation at end of the year	5,080	4,831	4,903

Change in plan assets:
Fair value of plan assets at beginning of year	4,713	4,049	5,741
Employer contributions	82	—	—
Actual return (loss) on plan assets	414	908	(1,443)
Benefits paid	(243)	(244)	(249)

Fair value of plan assets at end of year	4,966	4,713	4,049

Funded status	(114)	(118)	(854)

Unrecognized transitional asset	—	—	899
Unrecognized net actuarial loss	1,165	1,137	2,123
Adjustment to recognize minimum pension liability	(1,279)	(1,255)	(2,078)

Accrued pension (liability)/ prepaid pension cost	(114)	(118)	(854)

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m)	Post-retirement obligations and staff severance indemnities, continued

Net periodic pension expense was comprised of the following components for the year ended December 31, 2003 and 2004:

	2004	2003	2002

	ThUS$	ThUS$	ThUS$
Service cost or benefits earned during the period	15	13	284
Interest cost on benefit obligation	362	345	340
Actual return on plan assets	(414)	(908)	(477)
Amortization of unrecognized transitional asset	—	(45)	(68)
Other	91	682	101

Net periodic pension expense	54	87	180

The plan’s asset allocations by asset category as of December 31 are as follows:

	2003	2004

Growth securit ies	62%	69%
Treasury securities	14%	2%
International securities	12%	14%
Growth & income securities	11%	14%
Money market funds	1%	1%

Total	100%	100%

The transition liability (asset) re-established on January 1, 1992 is being amortized in level amounts over 11.66 years. As of January 1, 2004, the transition asset has been fully amortized.

The excess of the unrecognized (gain) or loss (if any) over the larger of 10% of the projected benefit obligation or 10% of the market related value of assets is amortized in level amounts over 12-48 years.

All unrecognized prior service costs have been considered fully amortized as a result of the December 31, 2002 curtailment brought about as the result of the December 31, 2002 cessation of benefit accruals.

The Company expects the plan to be fully funded for 2005. As a result no contribution is anticipated during this period.

Back to Contents

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 27- Differences between Chilean and United States Generally Accepted Accounting Principles, continued

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

o)	Recently issued accounting pronouncements

In March 2005 the Financial Accounting Standards Board (FASB) published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets.

Interpretation 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. The Company is in process of analyzing the impact of the Interpretation on its results of operations and financial position.

Inventory costs

In November 2004, the FASB issued Statement of Financial Accounting Standards No.151 (SFAS 151), “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15 June 2005. The Company is in process of analyzing the impact of this Statement on its results of operations and financial position.

Stripping costs

In March 2005, the FASB Emerging Issues Task Force (“EITF”) issued EITF No. 04-06 “Accounting for Stripping Costs in the Mining Industry” and concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF No. 04-06 does not address the accounting for stripping costs incurred during the pre-production phase of a mine. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The effect of initially applying this consensus should be accounted for in a manner similar to a cumulative-effect adjustment. Since the Company have historically adhered to the accounting principles similar to EITF 04-06, the Company does not believe that adoption of EITF 04-06 will have a material impact on the Company’s consolidated financial statements.

Impairment of mining assets

In March 2004, the EITF issued EITF 04-03, “Mining Assets’ Impairment and Business Combinations”. EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004, but earlier adoption is permitted. The Company is in process of analyzing the impact of this Statement on its results of operations and financial position.