Form 20-F
period 2005-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2006-06-30
CIK 909037

Click here for Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report_______________________________ .
For the transition period from   _____________to__________  .

Commission file number 33-65728 / 33-99188 / 333-10068

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)
CHILE
(Jurisdiction of incorporation or organization)

El Trovador 4285, Piso 6, Santiago, Chile (562) 425-2000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Series A shares, in the form of American Depositary Shares Series B shares, in the form of American Depositary Shares	New York Stock Exchange New York Stock Exchange

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act:

YES   NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange act of 1934:

YES    NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES   NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of  “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer Non- accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  Item 18

If this is an annual report, indicate by check mark whether the registrant is a sell company (as defined in Rule 12b-2 of the Exchange Act):

YES   NO

Back to Contents

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of June 15, 2006, UF 1.00 was equivalent to US$ 33.30 and Ch$ 18,133.27.

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

GLOSSARY

"assay values" Chemical result or mineral component amount that contains the sample.

"average global metallurgical recoveries" Percentage that measures the metallurgical treatment effectiveness based on the quantitative relationship between the initial product contained in the mine-extracted material and the final product produced in the plant.

"average mining exploitation factor" Index or ratio that measures the mineral exploitation effectiveness (defined below), based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.

"Corfo" Corporation of Promotion of Production (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting and facilitating Chile's manufacturing productivity and commercial development.

"cut-off grade" The minimal assay value or chemical amount of some mineral component above which results in economical exploitability.

"dilution" Loss of mineral grade because of contamination with barren material (or waste) incorporated in some exploited ore mineral.

"exploitation losses" Amounts of ore mineral that have not been extracted in accordance with exploitation designs.

"fertigation" The process by which plant nutrients are applied to the ground using an irrigation system.

"geostatistical analysis" Statistical tools applied to mining planning, geology and geochemical data that allow estimation of averages, grades and quantities of mineral resources and reserves.

Back to Contents

       "heap leaching pads" Padding or filling of rocks from which will be extracted the soluble mineral by irrigation with water.

"horizontal layering" Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).

"hypothetical resources" Mineral resources that have limited geochemical reconnaissance, based mainly in geological data and samples assays values spaced between 500-1000 meters.

"Indicated Mineral Resource" See "Resources—Indicated Mineral Resource."

"Inferred Mineral Resource" See "Resources—Inferred Mineral Resource."

"industrial crops" Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.

"LIBOR" London Inter Bank Offered Rate.

"limited reconnaissance" Low or limited level of geological knowledge.

"Measured Mineral Resource" See "Resources—Measured Mineral Resource."

"metallurgical treatment" A set of chemical and physical processes applied to rocks to extract their useful minerals (or metals).

"old waste ore deposits" Ore deposits that have been previously mined but not entirely depleted because of the low-grade quality of the ore the mine yields.

"ore depth" Depth of the mineral that may be economically exploited.

"ore type" Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

"ore" A mineral or rock from which a substance having economic value may be extracted.

"Probable Mineral Reserve" See "Reserves—Probable Mineral Reserve."

"Proved Mineral Reserve" See "Reserves—Proved Mineral Reserve."

"Reserves—Probable Mineral Reserve"* The economically mineable part of an Indicated Mineral Resource and, in some circumstances, Measured Mineral Resource. It includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. A Probable Mineral Reserve has a lower level of confidence than a Proved Mineral Reserve.

"Reserves—Proved Mineral Reserve"* The economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

"Resources—Indicated Mineral Resource"* That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

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

Back to Contents

"Resources—Inferred Mineral Resource"* Is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

"Resources—Measured Mineral Resource" The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

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

"waste" Rock or mineral which is not economical for metallurgical treatment.

"waste-to-ore ratio" Relation or ratio between waste/ore.

"Weighted Average Age" In this Annual Report means the sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2005 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2005.

* The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).

SQM will provide without charge to each person to whom this Annual Report is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Sociedad Química y Minera de Chile S.A., El Trovador 4285, Piso 6, Santiago, Chile, Attention: Investor Relations Department. Requests may also be made by telephone (562-425-2000), facsimile (562-425-2493) and e-mail (ir@sqm.com).

v

Back to Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

•	the Company's capital investment program and development of new products;

•	trends affecting the Company's financial condition or results of operations;

•	level of production, quality of the ore and brines, and production yields;

•	the future impact of competition;

•	any statements preceded by, followed by, or that include the words "believe," "expect," "predict," "anticipate," "intend," "estimate," "should," "may," "could" or similar expressions; and

•	other statements contained in this Form 20-F that are not historical facts.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects. Factors that could cause actual results to differ materially include, but are not limited to:

•	SQM's ability to implement its capital expenditures, including its ability to arrange financing when required;

•	the nature and extent of future competition in SQM's principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America and Asia where SQM conducts a large portion of its business; and

•	the factors discussed below under Item 3. Key Information—Risk Factors.

Back to Contents

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3.A.   Selected Financial Data

The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company as for December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005. The consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended are not included herein. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements as for December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2005, 2004 and 2003 and total shareholders' equity as of December 31, 2005 and 2004 to U.S. GAAP.

	Year ended December 31,

	2005	2004	2003	2002	2001

Income Statement Data	(in millions of US$) (1)
Chilean GAAP

Total Revenues	896.0	788.5	691.8	553.8	526.4
Operating Income	181.2	124.1	87.3	82.7	73.7
Non-operating results, net	(34.4)	(17.6)	(21.2)	(30.0)	(29.2)
Net income	113.5	74.2	46.8	40.2	30.1
Net earnings per share (2)	0.43	0.28	0.18	0.15	0.11
Net earnings per ADS (2)	4.31	2.82	1.78	1.53	1.14
Dividend per share (3)(4)	0.279	0.182	0.088	0.076	0.056

Weighted average shares Outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

U.S. GAAP (4)

Total Revenues	896.0	788.5	691.8	553.8	526.4
Operating Income	163.9	117.1	76.4	86.4	74.6
Non-operating results, net	(6.1)	(4.1)	(4.0)	(25.9)	(41.6)
Effect of change in accounting principles	—	—	—	0.5	—
Net income	125.2	86.8	57.8	46.9	24.4
Basic and diluted earnings per share	0.48	0.33	0.22	0.18	0.09
Basic and diluted earnings per ADS	4.76	3.30	2.19	1.78	0.93

Weighted average shares Outstanding (000s)(2)	263,197	263,197	263,197	263,197	263,197

Back to Contents

	Year ended December 31,

	2005	2004	2003	2002	2001

Balance Sheet Data:	(In millions of US$) (1)
Chilean GAAP:

Total assets	1,640.6	1,361.4	1,363.5	1,322.3	1,413.4
Long-term debt	100.0	200.0	260.0	324.0	412.0
Total shareholders' equity	1,020.4	948.6	890.0	849.7	831.7
Capital Stock	477.4	477.4	477.4	477.4	477.4

U.S. GAAP

Total assets	1,609.0	1,318.5	1,319.4	1,274.6	1,354.8
Long-term debt	100.0	200.0	260.0	324.0	412.0
Total shareholders' equity	923.4	856.9	794.7	747.3	721.4
Capital Stock	479.3	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 29 to the Consolidated Financial Statements of December 31, 2005.

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2)
There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.

(3)	Dividends per share are calculated based on 263,197 thousand shares for the periods ended December 31, 2001, 2002, 2003, 2004 and 2005.

(4)
Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8.Dividend Policy — Dividends.

EXCHANGE RATES

Chile has two currency markets, the Mercado Cambiario Formal, or Formal Exchange Market, and the Mercado Cambiario Informal, or Informal Exchange Market. The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. For the purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a dólar acuerdo, or Reference Exchange Rate. The Reference Exchange Rate is reset daily by the Chilean Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro at a ratio of 80:5:15, respectively. In order to keep the average exchange rate within certain limits, the Chilean Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The dólar observado, or Observed Exchange Rate, which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day’s transactions on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

Back to Contents

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of one another.

The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 2001 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

On June 15, 2006, the Observed Exchange Rate was Ch$544.51 = US$1.00.

	Observed Exchange Rate (1)
	Ch$ per US$

Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End

2001	557.13	716.62	634.76	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	687.50	599.40
2004	559.21	649.45	612.13	559.83
2005	509.70	592.75	559.27	514.21
December 2005	509.70	518.63	514.33	514.21
January 2006	512.00	535.36	524.48	524.78
February 2006	516.91	532.35	525.70	517.76
March 2006	516.75	536.16	528.77	527.70
April 2006	511.44	526.18	517.33	518.62
May 2006	512.76	532.92	520.79	531.11

    Source: Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)	The monthly average rate is calculated on a day-to-day basis for each month.

3.B.   Capitalization And Indebtedness

Not applicable.

3.C.   Reasons For The Offer And Use Of Proceeds

Not applicable.

Back to Contents

3.D.   Risk Factors

Our operations are subject to certain risk factors that may affect SQM's financial condition or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should consider carefully the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that we currently believe are not significant may also affect our business operations. Our business, financial condition or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2005, approximately 39% of our sales were made to emerging market countries: (i) approximately 14% in Central and South America, excluding Chile, specifically in countries such as Brazil, Argentina, Colombia and Peru; (ii) approximately 18% in Chile; and (iii) approximately 7% in Asia, excluding Japan. We expect to expand our sales in these and other emerging markets in the future. The results and prospects for our operations in these countries and other countries in which we establish operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls, could have a material adverse effect on our sales or operations in those countries.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which in some cases have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Further, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending upon the production of the few major producers (including us) and their respective business strategies.

In particular, world iodine prices declined from approximately US$18.40 per kilogram for large purchases in early 1990 to less than US$8.00 per kilogram for large purchases in June 1994. The price increased to approximately US$18.00 in 1999, and subsequently it began to decline, reaching approximately US$12.50 during early 2003. By late 2003 and during 2004 prices reversed the downward trend and began to increase. The average price for 2004 reached approximately US$14.50 per kilogram and it has continued to increase to an average of approximately US$19.00 per kilogram for 2005. We cannot assure you that this trend will continue.

We started production of lithium carbonate from the Atacama Salar brines in October 1996 and started selling lithium carbonate commercially in January 1997. Our entrance into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entrance to less than US$2,000 per ton. Currently, prices are higher than US$3,000 per ton. We believe the increase in prices is mainly due to the high growth in demand that has not been fully balanced by the supply of lithium carbonate. We cannot assure you that this trend will continue.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by similar supply and demand factors and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. A substantial decline in the prices of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Back to Contents

We have an ambitious capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase the amount of reserves that we exploit and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of such new projects and, consequently, may require us to reassess the related risks and economic incentives. No assurance can be made that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives to continue our exploration, exploitation and refining activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse impact on our business, financial condition and results of operations.

Currency fluctuations may have a negative effect on our financial results

The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and is our functional currency for financial statement reporting purposes. A significant portion of our operating costs, however, are related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican Peso. As a result, fluctuation in the exchange rate of such foreign currencies to the U.S. dollar may affect our business, financial condition and results of operations.

Sustained high raw material and energy prices increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute a significant part of our cost of sales (approximately 11.7% in 2005). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be adversely affected.

Our reserves estimates could significantly vary

Our mining reserves estimates are prepared by our geologists. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change in the quantity and/or quality of our reserves could affect future volumes and cost of production and therefore have a negative impact on our business, financial condition and results of operations.

Quality standards in markets where we sell our products could become stricter over time

Governments and customers in several of the markets where we do business impose quality standards on our products. As a result, we may not be able to sell our products if we cannot meet such standards. In addition, our cost of production may increase in order to meet any such newly-promulgated standards. Failure to sell our products in one or more markets or to important customers could materially affect our financial condition or results of operations.

Back to Contents

Our business is subject to many operational and other risks for which we may not be fully covered in our insurance policies

Our facilities located in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in a business or businesses similar to those of our business. Nonetheless, we may be subject to certain events that may not be covered under the insurance policies, and that could materially affect our financial condition or results of operations.

The continuity of our natural gas supply is dependent on Argentinean authorities’ policy

As part of a cost reduction effort, in 2001 we interconnected our facilities to a natural gas network. The natural gas, which originates in Argentina and is subject to a 10-year agreement, is used mainly for heat generation at our industrial facilities. Due to energy shortages in Argentina, local authorities decided to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets. Additionally, even though we have long-term price agreements related to natural gas, the Argentinean government increased taxes on gas exports and there can be no assurance that they will not do it again in the future.

We suffered partial shortages of natural gas during 2004 and 2005, and the shortages have increased and continued in the second quarter of 2006, reaching more than 50% of the normal supply. Considering what has happened in the second quarter of 2006 and the public statements made by Argentina and Bolivia -which in turn supplies natural gas to Argentina-, we believe further cutbacks in the supply of natural gas are likely in the future. To mitigate this, we have adopted measures intended to limit the effects of any further decrease in the natural gas supply. Most of our industrial equipment that uses natural gas can also operate on fuel oil and the remaining equipment can operate on diesel. The costs of using fuel oil and diesel are significantly higher than natural gas.

The extent to which we incur increased costs as a result of decreases in the natural gas supply will depend on the volume of such a decrease and on the duration of the period during which natural gas supplies are restricted, and therefore, we cannot estimate the exact economic impact of future natural gas supply reductions. However, further increases in prices of natural gas or a sustained reduction in our natural gas supply could have an adverse effect on our business, financial condition and results of operations. During 2005, purchases of natural gas represented approximately 1.4% of our cost of sales.

Decline in the supply of natural gas and increasing global oil prices could negatively affect our electricity contracts

As natural gas supply continues to be uncertain, as discussed above, and oil prices continue to increase, we are faced with potential revisions to our long-term electricity supply agreements. We maintain contracts with two main utilities in Chile, Electroandina S.A. and AES Norgener S.A., and both have requested revision of the tariffs involved. As a result of such request we have commenced arbitration between us and Electroandina and Norgener.

Although we believe tariffs should not be modified, to the extent that our electricity contracts are in fact revised and modified, we may suffer increased costs, thereby negatively affecting our results of operations. During 2005, purchases of electricity represented approximately 2.8% of our cost of sales.

We are exposed to labor strikes and liabilities that could impact our production levels and costs

Of our permanent employees in Chile, 72% are represented by 31 labor unions, which represent their members in collective bargaining negotiations with the Company. Accordingly, we are exposed to labor strikes that could impact our production levels. Should a strike occur and extend for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our financial condition or results of operations.

Back to Contents

The Chilean Congress has amended the Labor Code and some of such amendments will be soon clarified or re-amended through a Presidential veto. Nevertheless, the new wording will contemplate that the work-owner shall be jointly liable for some benefits of the subcontractor’s employees being hired for the performance of such work and thus increasing the owner’s responsibilities and costs.

Our water supply could be affected by regulatory changes and/or natural problems

Although we have not experienced significant difficulties obtaining the necessary water to conduct our operations, there can be no assurance that we will not have problems in securing our water supply due to new environmental regulations or natural depletion of water resources that could affect our operations, negatively affecting our business, financial condition and results of operations.

Pending lawsuits could adversely impact us

We are party to lawsuits and arbitrations involving commercial matters. Although we intend to defend our position vigorously, our defense of these actions may not be successful. Some judgment in or settlement of these lawsuits may have a material adverse effect on our financial condition or results of operations. See Item 8.A.7. Legal Proceedings and Note 22 to the Consolidated Financial Statements. Furthermore, our strategy of being a world leader includes carrying out commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, our Company might be subject to legal proceedings that, if settled against us, may have a significant impact in the Company’s financial condition or results of operations.

Risks Relating to Chile

As we are a Chilean-based company, we are exposed to Chilean political risks

The prospects and results of operations of the Company could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which the Company has no control.

Changes in mining and water rights laws or in regulations affecting port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted pursuant to judicial proceedings in accordance with provisions of the Chilean Constitution and the Constitutional Mining Law and related statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees (with the exception of the Atacama Salar rights, which have been leased to us until 2030). Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession. We also hold water rights obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe is sufficient to meet current and anticipated operational requirements. We operate port facilities at Tocopilla, Chile, for the shipment of our products and the delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees. Any significant changes to these concessions could have a material adverse impact on our business, financial condition and results of operations.

The following recent changes in Chilean law are also likely to affect our operations:

The Chilean Congress recently approved a modification to Chilean laws relating to water rights (the “Water Code”). The changes to the Water Code include establishing annual fee payments for owners of water rights that do not use the water associated with them. This fee does not affect the holder’s right to use aquifers. The criteria used to determine what rights or what part of such rights would be subject to this annual fee relate to whether the resource is consumed or re-injected into the stream after its use (defined as the water right’s “consumptive condition”), whether the use of the resource is sporadic or permanent (frequency of use) and the geographical location of the intake points relative to an area’s overall water supply. The referred changes will not have a material adverse effect on our business, financial condition and results of operations. Nevertheless, as the Company maintains water rights that are key to its business development, further changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

Back to Contents

On May 18, 2005, the Chilean Congress approved Law No. 20,026, also known as the “Royalty Law,” which established a royalty to be applied to mining activities developed in Chile, levied on mining companies whose sales are equal to or greater than the equivalent value of 12,000 metric tons of fine copper (MFT), as determined according to the London Metal Exchange Grade A copper cash quotation. This new mining royalty, which will be applied from 2006 onwards, is levied on the “taxable operating income” (as this term is defined in Law No. 20,026) of the mining company, at a rate that varies from 0.5% up to 5%, depending on the consolidated annual sales.

If similar changes are enacted in the future they may have a material adverse impact on our business, financial condition and results of operation.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to a variety of national and local regulations relating to environmental protection. The main environmental laws in Chile are the Health Code and Law No. 19,300, which we refer to as the “Chilean Environmental Framework Law.” The Chilean Environmental Framework Law created the Comisión Nacional del Medio Ambiente (National Environmental Commission or CONAMA), which is the governmental agency in charge of supervising the due compliance with the Chilean Environmental Framework Law. Under this law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA evaluates environmental impact studies submitted for its approval and oversees the implementation of projects. The Chilean Environmental Framework Law also enables private citizens, public agencies or local authorities to challenge projects that may affect the environment, either before these projects are executed or once they are already operating. Enforcement remedies available include temporary or permanent closure of facilities and fines.

Chilean environmental regulations have become increasingly stringent in recent years, both in respect of the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue. Furthermore, recently implemented environmental regulations have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse impact. Except for particulate matter levels exceeding permissible levels in María Elena facilities (see “Business—Chilean Government Regulations” and “Business—Environmental Regulations”), we are currently in compliance in all material respects with applicable environmental regulations in Chile that we are aware of. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

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

Back to Contents

Additionally, in connection with our future investments in the nitrate and iodine operations, we have submitted and expect to submit several environmental impact assessment studies. The success of these investments is dependent on the approval of said submissions by the pertinent governmental authorities. Failure to obtain approval for one or more of these submissions could seriously impair our ability to maintain our future production levels or increase production capacities in the near future, thus having a material adverse effect on our financial condition or results of operations.

Furthermore, the future development of the Company depends on our ability to sustain future production levels, which require additional investments and the submission of the corresponding environmental impact assessment studies. Again, if we fail to obtain approval, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our financial condition or results of operations.

Our worldwide operations are also subject to environmental regulations. Since laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future laws, or changes to existing ones, will not materially impact our financial condition or results of operations.

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP

There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP, due to accounting pronouncements or other modifications required under Chilean GAAP. Note 29 to the consolidated Financial Statements includes a description of differences and a reconciliation of the net income and shareholder’s equity amounts reported under Chilean GAAP to U.S. GAAP.

Risks related to our financial activities

Interest rate fluctuations may have a material impact on our financial results

We maintain short and long-term debt priced at Libor, plus a spread. As we do not have derivative instruments to hedge the Libor, we are subject to fluctuations in this rate. As of December 31, 2005, we had approximately 47% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition.

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

Back to Contents

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

Our share price may react negatively to future acquisitions and investments

As part of our strategy as world leaders in our core businesses, we are constantly looking for opportunities that will allow us to consolidate and strengthen our competitive position. Pursuant to this strategy, we may from time to time, evaluate and eventually carry out acquisitions in any of the businesses in which we are. Depending on our then current capital structure, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

You may be unable to enforce rights under U.S. Securities Laws

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

Back to Contents

ITEM 4.  INFORMATION ON THE COMPANY

4.A.   History And Development Of The Company

Historical Background

Sociedad Química y Minera de Chile S.A. “SQM” is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Public Notary of Santiago, Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 No. 1.992. SQM’s headquarters are located at El Trovador 4285, Piso 6, Las Condes, Santiago, Chile. The Company’s telephone number is 562-425-2000.

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

SQM was formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corporación de Fomento de la Producción (“Corfo”), a Chilean state-owned development corporation. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADRs have traded on the NYSE under the ticker symbol “SQM” since 1993.

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

To help finance the above projects, we accessed the international capital markets by issuing more ADRs on the New York Stock Exchange in 1995 (Series B ADR issuance) and in 1999 (by issuing our Series A ADRs on the NYSE under the ticker symbol “SQM-A”).

During the period from 2000 through 2004 we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization.

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

SQM’s capital expenditures in the 2003-2005 period were the following:

	2005(4)	2004(3)	2003(2)

	(in millions of US$)
Expenditures (1)	198.1	91.4	57.4

(1)	Includes investments in related companies. These amounts will not match the consolidated statements of cashflows, as the Company does not consolidate development stage companies.

(2)	Includes acquisition of La Coruña. (US$13 million).

(3)
Includes acquisition of PCS Yumbes (US$35 million). The Yumbes mine is not currently being mined and we expect that part of the facilities will be relocated to the first Region, to be used in the development of the nitrates expansion project.

(4)	Includes acquisition of Kefco in Dubai (US$9.3 million)

We have developed a capital expenditure program calling for investments totaling approximately US$660 million (not including acquisitions) between 2005-2008 of which approximately US$190 million was spent in 2005. The main purpose of our capital expenditure program is to increase production capacity of iodine by approximately 25% (without giving effect to the DSM iodine business acquisition), natural nitrates by approximately 25%, and lithium carbonate by more than 30%. Depending on market conditions, the capital expenditure program may be increased during 2007 and 2008 by up to a total of approximately US$140 million to further expand capacity.

Most of our expansion capital expenditure program requires environmental approval after completion of environmental impact studies. We currently have under consideration with the environmental authorities environmental impact studies for production capacity increases at the Atacama Salar and Nueva Victoria. Capital expenditures for 2005 were approximately US$190 million (not including the Dubai acquisition described below) primarily for (i) iodine production increases at the Nueva Victoria facility, a project that we expect to put online during the first half of 2006; (ii) a new granular and prilling facility located at Coya Sur, which will allow us to replace the old Pedro de Valdivia facility, to increase capacity, improve quality and develop new products; (iii) the purchase, replacement and upgrade of mining equipment, reflecting our decision to operate with new equipment in order to lower our maintenance costs in the future and to increase capacity; (iv) a new lithium hydroxide facility located at Salar del Carmen near our lithium carbonate facility; (v) the completion of the capacity increase at our lithium carbonate facility; (vi) the initial investment in the María Elena project oriented to replace our current crushing facilities and to develop a new mining area; and (vii) various projects designed to maintain capacity, increase yields and lower costs. Additionally during 2005, we bought a urea-phosphate facility in Dubai for approximately US$9.3 million to expand our product offering of specialty plant nutrition in the Middle East.

For 2006, we have budgeted total capital expenditures of approximately US$210 million (not including the DSM iodine business acquisition mentioned below) primarily for (i) the completion of the María Elena project described above; (ii) the initial investment in a potassium nitrate production facility at Nueva Victoria; (iii) the completion of the granular and prilling facility located at Coya Sur; (iv) a new drying facility for soluble potassium nitrate at Coya Sur; (v) the development of new mining areas at Pedro de Valdivia; and (vi) various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK( nitrogen, phosphate and potassium), soluble blending facilities.

Additionally, we bought the iodine business of DSM for approximately US$72.0 million in January 2006.

Back to Contents

For 2007 and 2008, we estimate total capital expenditures of approximately US$260 million, which can be increased depending on market conditions, primarily for (i) the increase in lithium carbonate production capacity at the Atacama Salar; (ii) the completion of the potassium nitrate production facility at Nueva Victoria; (iii) the upgrade of our railroad system to handle expanded capacity; (iv) the replacement of the iodine facilities at María Elena to improve technology in order to lower costs and increase yields; and (v) various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK-soluble blending facilities.

4.B.   Business Overview

The Company

We believe we are the world’s largest integrated producers of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrition products, iodine and lithium derivatives, and certain industrial chemicals, including industrial nitrates. Our products are sold in over 100 countries through our worldwide distribution network and we generate approximately 83% of our revenues from countries outside Chile. Our products are mainly derived from mineral deposits found in the first and second regions of northern Chile, where we mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of the Atacama Salar, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products, used for specialty plant nutrition and industrial applications, as well as iodine and iodine derivatives. At the Atacama Salar, we extract brines rich in potassium, lithium and boron, and produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite. We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Atacama Salar. We market all these products through an established worldwide distribution network.

Our products are divided into five main categories: specialty plant nutrition products, iodine and derivatives, lithium and derivatives, industrial chemicals and other products. Specialty plant nutrition is comprised of specialty plant nutrition products that are fertilizers having certain characteristics that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in x-ray contrast media and biocides industries and a growing application is in the production of polarizing film, which is an important component in Liquid Crystal Displays (“LCDs”) screens, and lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Other products include potassium chloride and other commodity fertilizers that are bought from third parties and sold mostly in Chile and Mexico.

For the year ended December 31, 2005, we had revenues of approximately US$896.0 million, operating income of approximately US$181.2 million and net income of approximately US$113.5 million.

Specialty Plant Nutrition: We produce five principal types of specialty plant nutrients: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends. All of these specialty plant nutrients are used in either solid or liquid form mainly in high value crops such as fruits, vegetables, industrial crops (mainly tobacco and coffee), cereals and cotton, and are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application the products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), Allganic™ (organic farming) and Nutrilake™ (acquaculture). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. These advantages, plus customized specialty blends that meet specific needs and the technical service provided by us, may be considered as plant nutrients solutions adding value to crops through higher yields and better quality production. Because our products are natural or derived from natural nitrate compounds or natural potassium brines (in the case of potassium sulfate), they have certain advantages over synthetically produced fertilizers, such as the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops. Consequently, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

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

Lithium: We are the world’s leading producer of lithium carbonate, which is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, lithium bromine for air conditioner equipment, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry.

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. However, other uses, such as adhesives and wastewater treatment also account for important sales volumes. Potassium nitrate, while also used in the manufacture of specialty glass, is consumed primarily in cathode ray tubes for TV’s and computer monitors. In addition, potassium nitrate is an important raw material for the production of frits for the ceramics and enamel industries. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, glass, and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

Other Products: We produce and market granular potassium chloride, which is distributed through our subsidiary Soquimich Comercial S.A. in Chile. We have close to 100% of the market share for this product in Chile. In addition, we import fertilizers that are distributed through Soquimich Comercial S.A. in Chile and Fertilizantes Olmeca S.A. de C.V. in Mexico, offering a complete fertilizing service to our customers.

The following table sets forth the percentage breakdown of our revenues in the 2001-2005 period according to our product lines:

	2005	2004	2003	2002	2001

Specialty Plant Nutrition	54%	54%	52%	51%	49%
Iodine and derivatives	17%	14%	12%	15%	16%
Lithium and derivatives	9%	8%	7%	7%	7%
Industrial Chemicals	8%	9%	11%	13%	13%
Other Products	12%	15%	18%	14%	15%
	100%	100%	100%	100%	100%

Business Strategy

Our general business strategy is to:

(1)	participate in businesses where we are or will be a cost leader supported by strong fundamentals;

(2)	differentiate ourselves from commodity producers by manufacturing, marketing and distributing specialty products that sell at high value;

(3)	continually increase the efficiency of our production processes and reduce costs in order to increase our productivity;

(4)	maintain leadership in our principal business areas – specialty plant nutrients, iodine and lithium – in terms of installed capacity, costs, production, pricing and development of new products; and

Back to Contents

(5)	vertically integrate towards more value added markets.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be extracted from our natural resources. In order to take advantage of these opportunities, we have developed a specific strategy for each of our product lines, as set forth below:

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to (i) continue expanding our sales of natural nitrates by continuing to exploit the advantages of our products over commodity nitrates and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase our sales of higher margin specialty plant nutrition products based on natural nitrates, particularly soluble potassium nitrate and NPK-soluble blends; (iii) pursue investment opportunities in complementary businesses to increase production, reduce costs and add value to and improve the marketing of our products; (iv) emphasize development of locally produced new specialty nutrient blends and customized products intended to meet local specific customer needs in all of our principal markets; (v) focus more on the soluble and foliar plant nutrient market in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with the demand growth; (ii) develop new iodine derivatives and participate in the iodine recycling projects; and (iii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Lithium

Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue downstream opportunities in the lithium derivatives business; and (iii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Industrial Chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) develop new industrial markets for our current products; (iii) focus our sales of boric acid in industrial niche markets; and (iv) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

New Business Ventures

From time to time we evaluate opportunities to expand our business, both within and outside Chile, and we expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits: contain nitrates, iodine and sodium sulfate.

Back to Contents

•	Atacama Salar brines: contain potassium, lithium, sulfates and boron.

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

Caliche deposits are located in northern Chile, where we currently operate four mines: Pedro de Valdivia, María Elena, Pampa Blanca and Nueva Victoria (including Iris operation, formerly the DSM Iodine business mine)

Caliche ore is found under a layer of barren overburden, in seams with variable thickness from twenty centimeters to five meters, with the overburden varying in thickness from half a meter to one and a half meters.

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

Caliche Ore-Derived Products

Caliche ore derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, sodium sulfate and iodine and iodine derivatives.

Sodium Nitrate

Sodium nitrate for both agricultural and industrial applications is produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the valuable contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the proper treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. The residue resulting from the crushing of the caliche ore is leached at ambient temperature with water, producing a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities, nearby María Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively and efficiently.

Back to Contents

The remaining materials from the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is re-cycled for further leaching and for the extraction of iodine.

Crystallized sodium nitrate is processed further at Pedro de Valdivia and María Elena to produce prilled sodium nitrate, which is transported to our port facilities in Tocopilla for shipping to customers and distributors worldwide. Our current crystallized sodium nitrate production capacity at Pedro de Valdivia and María Elena is approximately 770,000 metric tons per year. A significant part of the sodium nitrate produced at María Elena and Pedro de Valdivia is used in the production of potassium nitrate at Coya Sur, sodium potassium nitrate at María Elena and a highly refined industrial grade sodium nitrate at Coya Sur.

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

As explained in Item 4.A. History and Development of the Company - Capital Expenditure Program, the operation of our potassium nitrate plant in Yumbes is halted. We are currently planning to relocate this plant to Coya Sur.

Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in leach pads from which we extract rich iodine and nitrate solutions that are sent to iodine plants for iodine extraction. After iodine has been extracted, the solutions are sent to solar evaporation ponds where solutions are evaporated, where rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur or other of our salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is more than 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect by the end of 2007 to increase that capacity by approximately 250,000 metric tons per year.

Crystallized or prilled potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors worldwide.

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

Our aggregate current production capacity is 1,100,000 metric tons per year. With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

Sodium Sulfate

Although we have the capability to produce sodium sulfate at our facility in Coya Sur, we are not currently doing so, due to a current company decision to prioritize the production of nitrates over sodium sulfate. We are currently importing product from third parties to satisfy our customers’ needs. When our plant is in production, we extract crystallized sodium sulfate decahydrate (Glauber salt) from the leaching solutions after the iodine production process at Pedro de Valdivia and María Elena. The salt is transported to Coya Sur, where it reacts with sodium chloride salt harvested from the solar evaporation ponds to produce anhydrous sodium sulfate. The sodium sulfate is shipped in 1 metric tons maxibags directly to customers and distributors in Chile. The remaining solution is recycled back to the solar evaporation pond system.

Back to Contents

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia, Nueva Victoria and Iris production facilities, extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria, Iris and Pampa Blanca facilities. As in the case of nitrate, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions from the leaching of caliche will carry iodine in iodate form. Part of the iodate in solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and prilled. We have obtained patents in Chile and in the United States for our iodine prilling process.

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

Our total iodine production in 2005 was approximately 7.7 thousand metric tons: approximately 2.6 thousand metric tons from Pedro de Valdivia, 1.4 thousand metric tons from María Elena, 1.5 thousand metric tons from Pampa Blanca and 2,2 thousand metric tons from Nueva Victoria. The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena. We have the flexibility to adjust our production according to market conditions.

We also produce iodine at our recently acquired facility in Iris, adjacent to Nueva Victoria. The total production capacity at this facility is slightly higher than 2.0 thousand metric tons per year.

As we had anticipated, the various projects oriented to significantly increase our iodine production capacity, together with the recent DSM iodine business acquisition, have allowed us to have, from the second quarter of 2006 onwards, an aggregate production capacity higher than 11,400 metric tons per year, which is higher than our expected sales for 2006. This will allow us to have the capability to respond to sudden changes in demand and the expected future demand growth. Consistent with SQM strategy, during the first half of 2006 we have been using our facilities at maximum capacity in order to recover our operational inventories, which had been reduced in the past two years. During the second half, however, we expect to reduce our production rates to levels more in line with our expected sales, leaving approximately 2,000 metric tons per year on stand-by. We are currently evaluating different alternatives to carry out this reduction in our production facilities located in the first Region.

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

Atacama Salar Brine Deposits

The Atacama Salar, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression within the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes Mountains. The brines are estimated to cover a surface of approximately 2,900 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the salar. Our production rights to the Atacama Salar are pursuant to a contract with the Chilean government, expiring in 2030.

Back to Contents

Brines are pumped from depths between 1.5 and 60 meters below surface, through a field of wells that are located in areas of the salar that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, lithium carbonate, lithium hydroxide, potassium sulfate, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provide us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Atacama Salar are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystalized mixture of salts of potassium chloride and sodium chloride, of which one portion is harvested and stored and the other portion of which is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated dual transport system (rail/truck), where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Atacama Salar and in excess of our needs to third parties. Our production facilities currently have a production capacity up to 650,000 metric tons per year. Actual capacity will depend on volumes and quality of the mining resources pumped from the Salar.

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

Lithium Carbonate

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining lithium chloride concentrated solution is transported by truck to a production facility located near Antofagasta, approximately 250 kilometers from the Atacama Salar. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried then, if necessary, compacted and finally packaged for shipment. Our lithium carbonate facility production capacity is approximately 28,000 metric tons per year. A project is currently under way to increase our production capacity to 40,000 metric tons per year and will be completed by 2008. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar Operations.

Lithium Hydroxide

By the end of 2005 we completed the construction of a processing facility for producing lithium hydroxide monohydrate. This facility, with a capacity of 6,000 metric tons per year, is located at Salar del Carmen, adjacent to our existing lithium carbonate operations. Raw material for this operation is lithium carbonate which is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide monohydrate which is dried and packaged for dispatch to customers.

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

Back to Contents

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

Specialty Plant Nutrition

We believe we are the world’s largest producers of potassium nitrate. We also produce the following specialty plant nutrients: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate, natural boron (ulexite), urea phosphate (since 2005) and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”). These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High value crop farmers are promted to invest in specialty plant nutrients due to their technical advantages over commodity fertilizers (such as urea and potassium chloride), which in turn translate into products and crops with higher yields and added quality. Our specialty plant nutrients have significant advantages for certain applications over commodity based nitrogen and potassium fertilizers, such as the before mentioned urea and potassium chloride.

In particular, our specialty plant nutrients:

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

In 2005, our revenues from specialty plant nutrients were approximately US$487.8 million, representing approximately 54% of our total revenues for that year.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients are high value crops such as fruits, vegetables, and crops raised using modern agricultural techniques. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhousing; (ii) the increase in the cost of land which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of vegetables per capita, and (v) the increasing demand for higher quality crops.

Worldwide scarcity of water forces farmers to develop new agricultural techniques such as fertigation that minimize water requirements. These applications require fully water soluble plant nutrients.

Increasing land costs near urban centers also forces farmers to maximize their yields per surface area. Specialty plant nutrients, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrients provide nitrogen in nitric form, as opposed to ammonium form provided by urea, they are absorbed faster by the crop. Crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be converted into nitric form in the soil first. This is not an immediate process and releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop’s yield and improving its quality.

Back to Contents

Our potassium-based specialty plant nutrients are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects, which translates into lower yield and quality.

The most important agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate plant nutrients are: tobacco, coffee, vegetables, fruits, horticulture, sugar beet, cotton and other high value crops.

Specialty Plant Nutrition: Our Products

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

During 2005, SQM acquired Kemira Emirates Fertilizers Company (Kefco), a United Arab Emirates-based producer of water soluble urea phosphate fertilizer.

The following table shows our sales volume of specialty plant nutrient fertilizer products and the revenues during the 2001-2005 period.

Sales Volume (in metric tons)	2005	2004(3)	2003	2002	2001

Sodium nitrate	63,300	58,900	62,500	59,500	63,100
Potassium nitrate and sodium potassium nitrate(1)	690,200	707,600	696,500	558,600	544,800
Potassium Sulfate	178,600	157,700	143,200	161,000	156,600
Blended and other specialty plant nutrients(2)	350,700	374,400	377,100	276,600	241,800
Revenues (in US$ millions)	487.8	426.8	362.8	281.4	259.1

(1)	Includes re-sales of potassium nitrate purchased from PCS Yumbes.

(2)	Includes blended and other specialty plant nutrients. It also includes Yara’s products sold pursuant to our commercial agreement.

(3)	2004 figures have been restated to reflect a reclassification affecting specialty plant nutrients. Products that used to be included under SPN were relocated to reflect their industrial status.

Specialty Plant Nutrition: Marketing and Customers

In 2005, we sold our specialty plant nutrients to more than 100 countries. During the same year, approximately 91% of the Company’s specialty plant nutrients sales in 2005 was exported: approximately 29% was sold to customers in Central and South America, 22% to customers in North America, 20% to customers in Europe and 20% to customers in other regions. Without considering any sales to related parties, no single customer represented more than 3% of SQM’s specialty plant nutrients sales during 2005, and our 10 largest customers accounted in the aggregate for approximately 24% of sales during that period.

Sales Breakdown	2005	2004	2003	2002	2001

Central and South America	29%	29%	26%	30%	24%
North America	22%	22%	18%	17%	18%
Europe	20%	19%	20%	15%	14%
Others	20%	20%	27%	27%	31%
Chile	9%	10%	9%	11%	13%

Back to Contents

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our sales, technical support and distribution affiliates.

In November 2001 we signed an agreement with Yara International ASA (“Yara”, ex Norsk Hydro ASA). This agreement allows us to make use of Yara’s distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara International ASA’s are marketed through our offices. Both parties, however, maintain an active control in the marketing of their own products.

We also signed a joint venture agreement (JVA) with Yara and Israel Chemicals Limited at the end of 2001. Under this JVA, SQM, Yara, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends business through their participation in a Belgian company called NU3 N.V. (“NU3”), to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara International ASA contributed its blending facility in Holland. With this JVA, important synergies have been achieved, particularly in production costs, administration and the marketing of soluble blends, strengthening the development of new products and improving custumer services.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Europe, Middle East and Africa, in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to our customers. By working closely with our customers, we are able to identify new higher value added products and markets. Our specialty plant nutrition products are used on a wide variety of crops, particularly higher value-added crops that allow our customers to increase yield and command a premium price.

Our customers are located in the northern and southern hemispheres. Consequently, there are no material seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plants nutrients in Chile through Soquimich Comercial S.A. which sells these products either alone or in blends with other imported products, mainly urea, triple super phosphate (TSP) and diammonium phosphate (DAP). Soquimich Comercial sells imported fertilizers to farmers in Chile mainly for application in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits. Most of the fertilizers that Soquimich Comercial imports are purchased on a spot basis from different countries in the world.

We believe that all contracts and agreements between Soquimich Comercial and third party suppliers, with respect to imported fertilizers, contain standard and customary commercial terms and conditions. During the preceding ten years, Soquimich Comercial has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices, and we expect continuing to do so in the future.

We estimated that Soquimich Comercial’s joint sales of fertilizers represented approximately 35% of total fertilizer sales in Chile during 2005, of which no single customer represented more than 3% of total fertilizer sales revenues, and of which the 10 largest customers in total represented less than 12% of revenues.

Revenues generated by Soquimich Comercial and its subsidiary Comercial Hydro S.A. – formerly known as Norsk Hydro Chile S.A. – represented 16.04% of the Company’s 2005 consolidated revenues. Soquimich Comercial’s consolidated revenues were approximately US$144 million, US$140 million and US$121 million in 2005, 2004 and 2003, respectively.

In 2003, Soquimich Comercial acquired Norsk Hydro Chile S.A., a Chilean subsidiary of Yara International ASA. Due to the similar nature of Norsk Hydro Chile S.A.’s commercial operations compared to those carried out by Soquimich Comercial, this acquisition allowed the latter to improve its fertilizer distribution business in Chile. Soquimich Comercial will continue with the distribution of fertilizers produced by Yara International ASA and its affiliates in Chile.

Back to Contents

Specialty Plant Nutrition: Competition

We believe we are the world’s largest producer of sodium and potassium nitrate for agricultural use. S.C.M. Virginia, a Chilean nitrate and iodine company ultimately controlled by Inverraz S.A., produces sodium nitrate as raw material for potassium nitrate. S.C.M. Virginia is currently producing small amounts of sodium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market we have one significant competitor: Trans Resources International Inc., with its subsidiary Haifa Chemicals Ltd. in Israel. We estimate that sales of potassium nitrate by Trans Resources International and Haifa Chemicals accounted for approximately 37% of total world sales during the year 2005. The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistic and agronomic expertise and price.

S.C.M. Virginia produces potassium nitrate from caliche ore at a facility in northern Chile. We believe that we have certain advantages over S.C.M. Virginia due to, among other factors, our greater experience with the processing of caliche ore, our proven processes, the size and nature of our caliche ore reserves, our experience in marketing fertilizers, our efficient and proven logistics and our own production of potassium chloride in the north of Chile, which is an essential raw material in the production of potassium nitrate.

ACF, another Chilean producer, mainly oriented to iodine production, begun production of potassium nitrate during 2005. We believe that ACF production will be lower than S.C.M. Virginia.

Kemira, a Finnish producer, produces and sells potassium nitrate jointly with Arab Potash through the company Kemapco in Jordan.

In December 2004, we acquired the potassium nitrate facilities of Potash Corp. in Chile.

In the potassium sulfate market, we have several competitors of which the most important are Kali und Salz GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that those three producers account for a majority of the world production of potassium sulfate. We estimate that once we reach full production of potassium sulfate, we will account for approximately 6% of total world sales.

Through a partially owned facility, NU3, we also produce soluble and liquid fertilizers using our potassium nitrate as a raw material. Through this activity, we have acquired production technology and marketing know-how, which we believe will be useful for selling our products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

We believe we are the largest Chilean producer of bulk specialty blends. In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

Iodine

We believe we are the world’s largest producer of iodine. In 2005, our revenues from iodine and iodine derivatives amounted to approximately US$149.1 million, representing approximately 17% of our total revenues in that year. We estimate that our sales accounted for approximately 30% of world iodine sales by volume in 2005. In January 2006, we acquired the iodine business of DSM, which represented approximately 8% of worldwide iodine production in 2005.

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

Back to Contents

 Iodine: Our Products

We produce iodine and, through a joint venture with Ajay, organic and inorganic iodine derivatives. Through our joint venture with Ajay, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

Ajay-SQM Group (ASG) was formed in mid 1990s, as a joint venture between SQM and Ajay Chemical, a U.S.-based company. ASG has currently production plants in USA, Chile and France and is the world’s leading inorganic and organic iodine derivatives producer. In 2005, approximately 29% of SQM’s iodine sales were made to ASG.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership. In January 2006 SQM acquired the iodine and iodine derivatives business of DSM Group. The transaction included DSM’s iodine and iodine derivatives facilities located in the first region of Chile and the mining reserves located in the first and second region of Chile. Additionally, SQM acquired DSM’s iodine and iodine derivatives commercial operation in Europe. The agreement involved a base payment of US$ 72 million plus all the cash, accounts receivable and final product inventories minus total liabilities. With a production capacity higher than 2.0 th. metric tons, DSM reached an 8% global market share in 2005.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2000 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the 2001-2005 period:

Sales Volume (in metric tons)	2005	2004	2003	2002	2001

Iodine and iodine derivatives	8,100	7,700	6,600	6,400	5,600
Revenues (in US$ millions)	149.1	110.5	84.6	84.1	81.4

Iodine: Marketing and Customers

In 2005, we sold our iodine products to more than 300 customers in more than 80 countries. During the same year, most of our iodine production was exported: approximately 30% was sold to customers in Europe, 37 % to customers in North America, 13% to customers in Central and South America and 20% to customers in Asia, Oceania and other regions. Not considering sales to related parties, no single customer accounted for more than 10% of the Company’s iodine sales in 2005, and our ten largest customers accounted in the aggregate for approximately 44% of sales.

Sales Breakdown	2005	2004	2003	2002	2001

Europe	30%	27%	34%	36%	37%
North America	37%	38%	40%	41%	45%
Central and South America	13%	13%	6%	13%	9%
Others	20%	22%	20%	10%	9%

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

Back to Contents

Iodine: Competition

SQM and several producers in Chile, Japan and the USA are the world’s main iodine producers.

Japanese producers extract iodine from underground brines, which are mainly obtained together with the extraction of natural gas. Several Japanese producers have also recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate that eight Japanese iodine producers accounted for approximately 31% of world iodine sales in the year 2005. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 9% of such world’s iodine sales.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for approximately 6% of world iodine sales in the year 2005, while five Chilean companies, including SQM and DSM iodine business, accounted for approximately 59% of such sales (30% by SQM and 29% by the other Chilean producers including DSM iodine business).

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$19 per kilogram in 2005.

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

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer services and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves, the installed capacity and relatively lower production costs (as most part of our iodine is produced as part of a process for other products -mainly sodium nitrate and potassium nitrate for agricultural and industrial purposes). We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationship we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as coloring processes and for use as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Lithium

We believe we are the world’s largest producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2005, our revenues from lithium sales amounted to approximately US$81.4 million, representing approximately 9% of our total revenues. We estimate that our sales accounted for approximately 36% of world’s lithium units used in production of lithium chemicals. Lithium is also available in the form of lithium minerals. However, there is virtually no overlapping among the markets demanding lithium minerals and lithium chemicals.

Lithium: Market

Lithium carbonate is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and battery industries. Butyllithium is used as a catalyst in the synthetic rubber and pharmaceutical industries.

Back to Contents

Lithium: Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Atacama Salar. The technologies we use, together with the high concentrations of lithium we obtain from the Atacama Salar, allow us to be one of the lowest cost producers worldwide.

SQM used to produce lithium hydroxide through tolling operations in the United States and Russia. During the second half of 2005, we began to produce it at our lithium hydroxide facility, at the Salar del Carmen next to our lithium carbonate facility in Antofagasta. The lithium hydroxide facility has a production capacity of 6,000 TM/per year and is one of the largest plants in the world.

SQM produces butyl lithium in its own plant located in Pasadena, Texas. Curreently, this product is sold principally in the U.S. market. Shipments to overseas markets started during the second quarter of 2006.

The following table sets forth our total sales and revenues from lithium carbonate and derivatives in the 2001-2005 period:

Sales Volume (in metric tons)	2005	2004	2003	2002	2001

Lithium carbonate and derivatives	27,800	31,200*	27,400	22,300	21,700
Revenues (in US$ millions)	81.4	62.6	49.7	37.3	37.0

* 2004 volumes have been restated to reflect a reclassification from lithium brines to lithium carbonate. Revenues were not affected by this change.

 Lithium: Marketing and Customers

In 2005, we sold our lithium products to approximately 240 customers in approximately 40 countries. Virtually all of our lithium products were sold overseas: approximately 33% to customers in Europe, 25% to customers in North America, 31% to customers in Asia and Oceania and 11% to customers in other regions. No single customer accounted for more than 11% of the Company’s sales in 2005, and our ten largest customers accounted in the aggregate for approximately 39% of sales.

Sales Breakdown	2005	2004	2003	2002	2001

Europe	33%	32%	31%	40%	31%
North America	25%	26%	29%	37%	43%
Asia and Oceania	31%	37%	37%	21%	25%
Others	11%	5%	3%	2%	1%

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH (“Chemetall”, subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation (“FMC”). We estimate that they together sold approximately 49% of lithium in the lithium chemicals market (excluding lithium minerals) in 2005. Chemetall produces lithium carbonate in its operations located in Chile (Sociedad Chilena del Litio Limitada) and Nevada, USA. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina (Minera del Altiplano), where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Back to Contents

Additionally lithium carbonate is being produced in China and we believe this production will increase in the near future.

We estimate that world-wide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding lithium minerals) amounted to approximately 75,000 metric tons in 2005.

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, refined and technical grades. The three grades differ mainly in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. We enjoy certain operational flexibility when producing industrial sodium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce boric acid. Boric acid is a by-product of the production of potassium sulfate. In 2005, our revenues from industrial chemicals were approximately US$73.9 million, representing approximately 8% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives and charcoal briquettes and various chemical processes and metal treatments. Boric acid is mainly used in the glass, ceramics, fiberglass, enamels and as a raw material in the fabrication of LCDs.

We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally) and potassium nitrate in 2005 accounted for 62%, and 30%, respectively, of worldwide sales in that period.

Industrial Chemicals: Our Products

We produce technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. We market our refined grade sodium nitrate under the brand name "Niterox." We produce boric acid in crystalline form.

The following table sets forth our sales volumes of industrial chemicals and total revenues in the 2001-2005 period:

Sales Volume (in metric tons)	2005	2004(1)	2003	2002	2001

Industrial nitrates	176,300	192,800	193,200	187,300	186,999
Sodium Sulfate	25,300	29,900	54,200	63,200	66,742
Boric Acid	6,300	6,120	10,700	11,300	12,822
Revenues (in US$ millions)	74.0	73.1	73.7	70.8	69.6

(1)	2004 figures have been restated to reflect a reclassification affecting Industrial nitrates. Products that used to be included under SPN were relocated to reflect their industrial status.

Our aggregate current sodium nitrate production capacity is approximately 740,000 metric tons per year (agricultural and industrial grades). Within certain production constraints, we may use our production capacity to produce either agricultural or industrial sodium nitrate. We have a plant capacity to produce approximately 260,000 metric tons per year of technical potassium nitrate and 10,000 metric tons per year of boric acid.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 50 countries in 2005. Approximately 42% of our sales of industrial chemicals were made to customers in North America, 28% to customers in Europe, 17% to customers in Central and South America and 13% to customers in Asia, Oceania and other regions. No single customer accounted for more than 7% of the Company’s sales of industrial chemicals in 2005, and our ten largest customers accounted in the aggregate for approximately 37% of such sales.

Back to Contents

Sales Breakdown	2005	2004	2003	2002	2001

North America	42%	38%	39%	31%	37%
Europe	28%	23%	25%	17%	20%
Central and South America	17%	24%	12%	24%	27%
Others	13%	15%	24%	28%	16%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our industrial sodium nitrate and technical potassium nitrate products at our facilities in Europe, North America and South America to achieve prompt deliveries to customers. Industrial sodium nitrate and technical potassium nitrate sales are made pursuant to spot purchase orders. Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and work with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium nitrate. We estimate that we accounted for approximately 62% of world production of industrial sodium nitrate in 2005 (excluding China and India, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia. These producers together represent 38% of total production and produce sodium nitrate as a by-product of other production processes. In the refined grade sodium nitrate market, Badische Anilin und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.), are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the technical potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 30% market share. We estimate our market share at approximately 30% for 2005.

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

We require water (for the leaching process and general purposes), sodium carbonate (soda ash, in lithium carbonate production and for neutralization of iodine solutions), anti-caking, sulfur (in iodine production), ammonium nitrate (in the preparation of the anfo that is used in explosives for mining operations), diesel (mainly in mining equipment), natural gas (in heat generation and fusion processes) and electricity acquired from electric utilities (to supply the power needs at Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar and the lithium carbonate plant in Salar del Carmen). Our raw material costs (excluding caliche ore and salar brines) represented approximately 11.7% of our cost of sales in 2005.

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

Back to Contents

In 1998 we entered into a long-term (fifteen years) electricity supply agreement with Norgener, a major Chilean electricity producer. During 1999, we entered into a long-term (ten years) electricity supply agreement with Electroandina S.A., also a major Chilean electricity producer. Since April 2000, the Company has been connected to the Sistema Interconectado del Norte Grande, (SING), which is our current electricity supplier and is the supplier for most cities and industrial facilities in northern Chile. We are currently party to arbitration proceedings with Electroandina and Norgener. For a discussion of risks related to electricity supply, see Item 3. Key Information—Risk Factors.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which we have estimated covers approximately 3,850,000 million Btu per year. This gas supply is sufficient to satisfy the requirements for the facilities that are connected to a gas supply. Nonetheless, we are currently facing important shortages in the supply of natural gas. For a discussion of risks related to natural gas supply see Item 3. Key Information—Risk Factors.

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

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid (with the exception of the Atacama Salar rights, which have been leased to us until 2030). Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operational requirements. See Item 3. Key Information for a discussion under "Risk Factors" of how changes in mining and water rights laws could affect our operating costs. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (the “CCHEN”) regarding the exploitation and sale of lithium from the Atacama Salar. The agreement sets yearly quotas for the tonnage of lithium authorized to be sold for each year of the Atacama Salar, as determined by the agreement.

The following recent changes in Chilean law are likely to affect our operations:

Back to Contents

The Chilean Congress recently approved modifications to the Water Code. The changes to the Water Code include establishing annual fee payments for owners of water rights that do not use the water associated with them. This fee does not affect the holder’s right to use aquifers. The criteria used to determine what rights or what part of such rights would be subject to this annual fee relate to whether the resource is consumed or re-injected into the stream after its use (defined as the water right’s “consumptive condition”), whether the use of the resource is sporadic or permanent (frequency of use) and the geographical location of the intake points relative to an area’s overall water supply.

On May 18, 2005, the Chilean Congress approved Law No. 20,026, also known as the “Royalty II Law,” which established a royalty to be applied to mining activities developed in Chile, levied on mining companies whose sales are equal to or greater than the equivalent value of 12,000 metric tons of fine copper (MFT), as determined according to the London Metal Exchange Grade A copper cash quotation. This new mining royalty, which will be applied from 2006 onwards, is levied on the “taxable operating income” (as this term is defined in Law No. 20,026) of the mining company, at a rate that varies from 0.5% up to 5% depending on the consolidated annual sales.

There are currently no material legal or administrative proceedings pending against the Company with respect to any regulatory matter, except as discussed under “Environmental Regulations” below, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Environmental Regulations

Our operations in Chile are subject to both national and local regulations related to the environment’s protection. The fundamental environmental laws in Chile are the Health Code and the Chilean Environmental Framework Law.

The Chilean Environmental Framework Law created CONAMA, which is the governmental agency in charge of supervising the due compliance with the Chilean Environmental Framework Law. Under the Chilean Environmental Framework Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA evaluates environmental impact studies submitted for its approval and also oversees the implementation of projects. The Chilean Environmental Framework Law also enables private citizens, public agencies or local authorities to challenge projects that may affect the environment, either before these projects are executed or once they are already operating. Enforcement remedies available include temporary or permanent closure of facilities and fines.

Chilean environmental regulations have become increasingly stringent in recent years, both in respect of the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue and, furthermore, recently implemented environmental regulations in Chile have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations may also be subject to political considerations that are beyond our control.

On August 10, 1993, the Ministry of Health published in the Official Gazette a determination pursuant to applicable air quality standard regulations stating that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded quality standards for breathable air affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Subsequently, residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. A plan to reduce the atmospheric particulate levels below permissible levels by July 2000 was approved, with certain amendments, by Decree Nº164/2000. Although we followed the plan and reduced substantially the atmospheric particulate levels at our principal production facilities, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. Resolution Nº384, published in the Official Gazette on May 16, 2000, initiated the revision and reformulation of the plan. The new plan was published by Decree N°37/2004 on March 2004, and it demands to reduce 80% of the emissions for atmospheric particulate material in two years. We design a new project that modifies the milling and screening systems used in the processing of the caliche ore at María Elena facilities, which should allow for the necessary reduction of particulate material emissions. An environmental impact study for the project was presented to the Environment Commission and it was approved through Resolution Nº270 on October 2005. Upon issuing the approval for the environmental impact study, the Environmental Commission issued Decree N°53975, which authorizes this project as the one through which we will comply with the emission reductions asked for in Decree N° 37/2004. The project is under construction and its start up is scheduled for third quarter 2006.

Back to Contents

We continuously monitor the impact of our operations on the environment and have made, from time to time, modifications to our facilities trying to eliminate any adverse impact. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose material restrictions on our operations. We are both committed to complying with all applicable environmental regulations and applying an Environmental Management System (EMS) to continuously improve our environmental performance.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

Back to Contents

4.C.   Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial, which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries as of March 31, 2006. For a list of all our consolidated subsidiaries see Note 2(a) to the Consolidated Financial Statements.

Main subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)

SQM Nitratos S.A.	Extracts and sells Caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Atacama Salar to produce and market the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Minera Nueva Victoria S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrales de Tránsitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Soquimich Comercial S.A.	Markets domestically the Company’s specialty plant nutrition products and imports fertilizers for re-sale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets the Company’s iodine and iodine derivatives	Chile	51%
Sales and distribution affiliates in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market the Company’s products throughout the world	Various

Back to Contents

4.D.   Property, Plants And Equipment

Discussion of our mining rights is organized below according to the geographic location of our mining operations. SQM's mining interests located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (el Norte Grande), referred to collectively as the "Caliche Ore Mines" are discussed first. Second are the company's mining interests within the Atacama Desert in the eastern region of el Norte Grande (the "Atacama Salar Brines") are then dicussed.

DESCRIPTION OF THE CALICHE ORE MINES

As of December 31 2005, we hold exploration rights or exploitation rights to mineral resources representing approximately 2,082,000 hectares. We have six mines covering an area of approximately 380,700 hectares. Of these six mines, four are being exploited and two are without current operations. We have also submitted applications for exploration and exploitation rights for more than 358,500 additional hectares. Additionally, at the beginning of 2006 we incorporated the Iris mine as described below.

Pedro de Valdivia

The mine and facilities that we operate at Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 76 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 25 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 9.1 years. Electricity, diesel and natural gas, and fuel oil are the primary source power for this operation.

María Elena

The mine and facilities that we operate at María Elena are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 81 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 14 kilometers north of the María Elena production facilities. The power source utilized is mainly electricity, diesel, natural gas and fuel oil. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 11 years.

Pampa Blanca

We currently conduct caliche ore operations at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. Beginning in 1987, the output from Pampa Blanca was derived from old waste ore deposits. In 1997 we began mining new caliche ore deposits at Pampa Blanca. Ore from this mine is transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. Various companies conducted mining operations at the site in the late 1920s. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 11.5 years. The power source utilized is mostly electricity, produced by diesel mobile generators.

Nueva Victoria

At the end of 2002, we restarted our caliche ore operations at Nueva Victoria. This site is located 180 kilometers north of María Elena and is accessible by highway. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 4.6 years. The power source utilized is mostly electricity, obtained from the SING.

Mapocho—Inactive

The Mapocho mine is located 67 kilometers northeast of Iquique in the First Region and is accessible by highway. During its years of operation, Mapocho was mined for caliche ore. Production started in 1996 from old waste deposits and then shifted to new caliche ore deposits in 1997. The ore in Mapocho was transported by truck to heap leaching pads and then used to produce iodine. We shut down the plant and dismantled it in 1999. This mine represents a future extension of Nueva Victoria mining operations.

Back to Contents

Soronal—Stand By

We have proven and probable reserves at Soronal, which is located 35 kilometers to the north of Nueva Victoria and is accessible by highway. This area has not been exploited yet, but represents a future extension of Nueva Victoria mining operations.

Iris

Formerly the mine used by DSM, it is not currently in operation. This mine was in operation during the first half of 2006 and it is not expected to be in operation during the rest of the year. This area has not been further explored by us since its acquisition at the beginning of 2006, therefore we have not carried out an estimation of proven or probable reserves. This mine represents a future extension of Nueva Victoria mining operations, or a continuity of operations of the Iris iodine operations.

Description of the Atacama Salar Brines

Atacama Salar Brines

We hold rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile, and have applied for additional rights to exploit and explore approximately 975 hectares and 141,000 hectares, respectively. The Weighted Average Age of our mining facilities at Atacama Salar is approximately 7.7 years. The main source of power used by the operation is electricity.

Additional Mining Operations Leased in the Atacama Salar Region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A., (the Lease Agreement). Corfo may not unilaterally amend the Lease Agreement and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo´s exploitation rights and for annual payments to the Chilean government and expires on December 31, 2030. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Atacama Salar brines. In the years 2005, 2004 and 2003, royalty payments amounted to approximately US$ 6.8 million, US$4.9 million and US$4.0 million, respectively.

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

Concessions, Extraction Yields and Reserves for the Caliche Ore Mines and Salar Brines

Concessions Generally

Caliche ore. We hold our mineral rights pursuant to one of two types of exclusive concessions granted pursuant to applicable law in Chile:

(1) "Exploitation Concessions" These are concession whereby we are legally entitled to use the land in order to exploit the mineral resources contained therein on a perpetual basis subject to annual payments to the Chilean government; or

Back to Contents

(2) "Exploration Concessions" These are concession whereby we are legally entitled to use the land in order to explore for mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years if the area covered by the concession is reduced by half.

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

Concessions for the Caliche Ore Mines and Salar Brines

Approximately 72% of our total mining concessions are held pursuant to Exploitation Concessions and 28% pursuant to Exploration Concessions, not including areas within the Atacama Salar Mines. Of the exploitation concessions, approximately 84% have been already granted pursuant to applicable Chilean law, and approximately 16% are in the process of being granted. Of the exploration concessions, approximately 95% have been already granted pursuant to applicable Chilean law, and approximately 5% are in the process of being granted. Chile owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$4,924 million in the year 2005.

The following table sets forth our exploitation and exploration concessions on December 31, 2005:

	Exploitation Concessions		Exploration Concessions

Mines(*)	Total number	hectares	Total number	hectares	Total number	hectares

Pedro de Valdivia	698	93,252	15	619	713	93,871
Maria Elena	651	126,000	29	1,102	680	127,102
Pampa Blanca	513	96,908	5	340	518	97,248
Nueva Victoria	63	8,128	7	1,369	70	9,497
Mapocho	61	8,240	11	367	72	8,607
Soronal	311	42,605	18	1,824	329	44,429
Atacama Salar	133	197,708	487	141,000	620	338,708
Sub total mines	2,430	572,841	572	146,621	3,002	719,462

Other caliche areas	5,277	1,425,147	2,401	635,429	7,678	2,060,576
Salars and other areas	267	50,008	126	33,500	393	83,508
Sub total other areas	5,544	1,475,155	2,527	668,929	8,071	2,144,084

Total	7,974	2,047,996	3,099	815,550	11,073	2,863,546

(*)As Iris was acquired at the beginning of 2006, we have not included its concessions

Back to Contents

Extraction Yields

The following table sets forth certain operating data relating to each of our mines (1):

(Values in thousands unless otherwise stated)

	2005	2004	2003

Pedro de Valdivia

Metric tons of ore mined	12,362	12,029	11,583
Average grade Nitrate (% by weight)	7.2	7.2	6.9
Iodine (parts per million (ppm))	402	378	391
Metric tons of Crystallized Nitrate Produced	476	458	430
Metric tons of Iodine Produced	2.6	2.3	2.0

María Elena (2)

Metric tons of ore mined	5,917	5,835	5,783
Average grade Nitrate (% by weight)	8.0	8.6	8.5
Iodine (ppm)	428	485	468
Metric tons of Crystallized Nitrate Produced	479	480	440
Metric tons of Iodine Produced (Eq. 97%)	1.4	1.5	1.4

Pampa Blanca

Metric tons of ore recovered	5,309	4,976	4,838
Iodine (ppm)	520	560	560
Metric tons of Iodine Produced	1.5	1.4	1.3

Nueva Victoria

Metric tons of ore recovered	7,140	6,776	5.010
Iodine (ppm)	504	505	549
Metric tons of Iodine Produced	2.2	2.0	1.6

SQM Salar

Metric tons of Lithium Carbonate Produced	27	27	24
Metric tons of Potash Produced	632	638	651
Metric tons of Potassium Sulfate Produced	162	178	157
Metric tons of Boric Acid	9	9	9

(1)
Note that because the Mapocho and Soronal mines are not currently being mined, there is no data to report with respect to extraction Yields. Additionally the DSM iodine business acquisition was not included.

(2)	Includes production at Coya Sur from treatment of fines and nitrates from pile treatment at Pampa Blanca, María Elena and Pedro de Valdivia.

Back to Contents

Reserves

Caliche ore

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized. See Item 3. D. Risk factors.

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

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for economic and legal aspects, as proven reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be considered indicated resources and then, adjusting for economic and legal aspects, as probable reserves. The degree of certainty of probable reserves, although lower than that of proven reserves, is high enough to assume continuity between points of observation.

The updated estimates of our proven reserves of caliche ore at each of our mines, as of December 2005, are as follows:

Mine	Proven Reserves (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)

Pedro de Valdivia	144.0	7.2%	387
María Elena	146.8	7.3%	415
Pampa Blanca	81.4	6.3%	546
Nueva Victoria	95.3	4.2%	467
Mapocho	4.6	5.3%	436
Soronal	158.9	7.1%	405

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 2005, are the following:

Mine	Probable Reserves (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)

Pedro de Valdivia	134.7	6.9%	441
María Elena	97.6	7.3%	380
Pampa Blanca	423.1	6.0%	526
Nueva Victoria	66.0	3.7%	443
Soronal	59.1	7.6%	362

Additionally, Mapocho, an area farther to the north of our current operations in Nueva Victoria has estimated probable reserves, based on 400x400 sampling, of approximately 234 million metric tons of Caliche with an average nitrate grade of approximately 6.9% and an average iodine grade of approximately 524 ppm.

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

Back to Contents

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

Exploration Program. We maintain a permanent program of exploration and resource evaluation on the land surrounding the mines at Pedro de Valdivia and María Elena and at other sites for which we have the appropriate concessions. In 2005, we continued a basic reconnaissance program on the new mining properties including a geological mapping of the surface and spaced drill-holes campaign covering approximately 73,000 hectares. Additionally, we conducted general explorations based on a closer grid pattern drill-holes in a total area of approximately 3,938 hectares and, in addition, carried out in-depth sampling of approximately 871 hectares (627 hectares at Pedro de Valdivia, 42 hectares at María Elena, 202 hectares at Pampa Blanca). The exploration and development program in 2006 calls for a basic reconnaissance program over a total area of 150,000 hectares, general exploration over a total area of about 1,257 hectares and, in addition, in-depth sampling of approximately 1,659 hectares.

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

	Proven Reserves (millions of metric tons)	Probable Reserves (millions of metric tons)

Potassium	39.8	5.0
Sulfate	35.9	1.6
Lithium	2.0	1.4
Boron	1.1	0.2

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

The recoveries of each ion depend on brine composition, which changes in time, and the process applied to produce the desired commercial products. Ponds and metallurgical recoveries for potassium vary from 67% to 29% while for sulfate vary from 34% to 28%. The recoveries for lithium vary from 29% to 25% and for boron is approximately 30%.

Back to Contents

PORTS AND WATER RIGHTS

We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid by us. We also hold water rights for a supply of water from rivers and wells near our production facilities sufficient to meet our current and anticipated operational requirements.

Back to Contents

The map below shows the location of SQM's principal mining operations and land concessions.

UTM COORDINATES
REPUBLIC OF CHILE
ARICA
I REGION
MAPOCHO
DUQUE
SORONAL
NUEVA VICTORIA
SALAR DE ASCOTAN
TOCOPILLA
MARIA ELENA
COYA SUR
CALAMA
PEDRO DE VALDIVIA
PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DEL CARMEN
II REGION
100 kilometers
TALTAL
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS CONSTITUTED
EXPLORATION CONCESSIONS CONSTITUTED
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

SCALE = 1:4500000

Date : December 31, 2005

Back to Contents

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2005:

Location	Type of Facility	Approximate Size (1) (Hectares)

Pedro de Valdivia	Nitrate, sulfate and iodine production	126
María Elena	Nitrate, sulfate and iodine production	110
Coya Sur	Nitrate, sulfate and iodine production	232
Pampa Blanca	Concentrated nitrate salts and iodine production	86
Nueva Victoria	Iodine production	11
Atacama Salar(2)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	2,288
Salar del Carmen, Antofagasta	Lithium carbonate and lithium hydroxide production	28
Salar del Carmen, Antofagasta	Boron production	4
Tocopilla	Port facilities	24

(1)	Includes production facilities, solar evaporation ponds and leaching heaps, if any.

(2)	We lease the exploitation rights used at the Atacama Salar from Corfo.

We own, directly or indirectly through Subsidiaries, all of the facilities, free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2005, the gross book value of the property and associated plant and equipment at the Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar, Salar del Carmen and Tocopilla was approximately US$179.15 million, US$284.50 million, US$120.99 million, US$16.47 million, US$137.64 million, US$366.32 million, US$96.84 million and US$59.95 million, respectively.

In addition to the above-listed facilities, we operate a computer and information system linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system's mainframe computer equipment is located at our offices in Santiago.

The Weighted Average Age of our production facilities at Pedro de Valdivia, María Elena, Coya Sur, Nueva Victoria, Atacama Salar and Salar del Carmen is approximately 9.1 years, 11.0 years, 6.7 years, 4.6 years, 7.7 years and 5.6 years, respectively. The Weighted Average Age of our iodine facilities at Pampa Blanca is approximately 11.5 years. Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 12.5 years. We consider the condition of our principal plants and equipment to be good.

We maintain different projects to improve our production methods, to increase production capacity of current products and to develop new products and markets. Therefore, we have developed a capital expenditure program calling for investments totaling approximately US$660 million. For further discussion see item 4.A History And Development Of The Company - Capital Expenditure Program.

TRANSPORTATION AND STORAGE FACILITIES

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Back to Contents

The main center for our production and storage of raw material is the hub composed by the facilities in Coya Sur, Pedro de Valdivia and María Elena. Our Salar de Atacama facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, the Yumbes nitrates plant and the finished product plants of Boron, Lithium Carbonate and Lithium Hydroxide. The Tocopilla Port Terminal, which we own, is the main facility for storage and shipment of our products. In Juanuary 2006 the company acquired, a new facility in Iris, near Nueva Victoria, containing nitrates and iodine ores as well as iodine and iodine derivatives finished product plants.

Nitrates raw materials are produced and first stored at our Pampa Blanca, Pedro de Valdivia and María Elena mines, and then transported by rail (Pedro de Valdivia), conveyor belt (María Elena) and truck (others) to the plants described in the next paragraph, for further production processes.

Nitrates finished products are produced at our facilities in Pedro de Valdivia, María Elena and Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk.

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

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility in the Salar del Carmen area where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored in the premises and are subsequently transported by truck to Tocopilla Port Terminal or to the Antofagasta Terminal for shipment in charter vessel or container vessels.

Boron raw material (ulexite) is produced in the Salar de Ascotán near Ollague and then transported to the boron facility 15 km north of the lithium complex in Salar del Carmen. In this plant our boron products are produced and then handled in the same way as the lithium products.

Sodium Sulfate production was stopped mid 2005 as production efforts were focused on the more important nitrates products.

Iodine raw material, obtained in the same mines as nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia, Iris and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for container vessel transport or by truck to Santiago, where iodine derivatives are produced.

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Atacama Salar. SIT operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the Conveyor Belt system used to store and ship bulk product.

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

Back to Contents

Bulk carrier loading in Tocopilla Port Terminal are mostly contracted by us to transfer the product to our hubs around the world or for shipping to customers, which in very few cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer owned equipment.

A fuel oil storage facility at Tocopilla, owned by SQM, was closed and dismantled during February 2006, as a part of a rationalization plan for the terminal. The space was destined for bag storage and a new container loading facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

Back to Contents

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained below in the Notes to the Financial Statements at Note 29—Differences between Chilean and United States Generally Accepted Accounting Principles. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the Consolidated Financial Statements (as of December 31, 2005 and 2004, and for the three years in the period ended December 31, 2005).

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

Deferred tax asset valuation allowance

Our Company and each of its subsidiaries compute and pay tax on a separate basis, except for the U.S. subsidiaries. We estimate our tax exposure and assess temporary differences resulting from differing treatment of various items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our consolidated balance sheet.

We record a valuation allowance to reduce deferred tax asset to the amount that we believe is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, amongst other things, the ability of the Company to generate a sufficient level of future taxable income.

Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. We regularly review inventory for impairment and record an obsolescence provision so that carrying values do not exceed net realizable values.

Staff severance indemnities

We have significant staff severence indemnity liabilities, which are recognized on accrual basis. Inherent in the valuations of these obligations are key assumptions, including discount rates and expected returns on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related benefit plan liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

Mining development costs

Expenses associated with mineral reserves under exploitation are capitalized as part of production cost to inventories. Expenses associated with future reserves are presented within Other long-term assets and are amortized according to estimated reserves of minerals.

Back to Contents

Long-lived assets and their impairment

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The estimated useful lives are based on the historical experience with similar assets taking into account anticipated technological or other changes. If technological changes are expected to occur more rapidly or in a different way than previously anticipated, the useful lives assigned to these assets may need to be reduced, resulting in the recognition of increased depreciation expense in future periods.

We evaluate the recoverability of our long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33 “Accounting treatment of Property, Plant and Equipment”, issued by the Chilean Association of Accountants, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. We believe that the accounting estimate related to asset impairment is critical because it requires us to make assumptions about future cash flows generated from the use of the assets over their estimated useful lives.

Impairment of goodwill

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

Accounting Changes

During the year ended December 31, 2005, the Company changed the discount rate used for the determination of staff severance indemnities provision from 9% applied in the years ended December 31, 2003 and 2004 to 8%. This change gave rise to a higher charge to income for the year ended December 31, 2005 of ThUS$678.2.

During the year ended December 31, 2005, our subsidiary SQM Industrial S.A. (ex PCS Yumbes SCM that was acquired in December 2004) changed the method of depreciation of certain assets from the unit of production to the straight-line method based on the estimated remaining technical useful lives of the different classes of assets.

Back to Contents

5.A.   Operating Results

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in Item 18. Consolidated Financial Statements Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2005, 2004 and 2003 and of total shareholders' equity as of December 31, 2005, 2004 and 2003. Our Consolidated Financial Statements are prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation and are not a "controlled corporation", as that term is defined under Chilean law. See Item 6.E. Share Ownership.

Certain segment information by products group and by geographical area is provided at Note 29 -Differences between Chilean and United States Generally Accepted Accounting Principles— II. k) Industry segment and geographic area information.

Overview Of Our Results Of Operations

We divide our operations into the following four product lines:

•	Specialty plant nutrition: production and commercialization of fertilizers with unique characteristics.

•	Iodine and derivatives: production and commercialization of iodine and derivatives.

•	Lithium and derivates: production and commercialization of lithium and derivatives.

•	Industrial chemicals: production and commercialization of industrial nitrates, sodium sulfate and boric acid.

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

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	Trends in demand for our products. See Item 5.D. Trend Information;

•	Our efficiency in operating our facilities as they are generally running at nameplate capacity;

•	Our ability to accomplish our capital expenditures program in a timely manner, as we are the main supplier in our core businesses;

•	Trends in the exchange rate between the US dollar and Chilean peso, as a significant portion of the cost of sales is related to the Chilean peso;

Back to Contents

•	Logistics, raw materials and maintenance costs, which have been increasing in the last two years; and

•	Energy costs, which have increased due to the high cost of oil and the potential interruption of our natural gas supply.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,

	2005		2004		2003

	US$	%	US$	%	US$	%

Specialty plant nutrition	487.8	54	426.8	54	362.8	52
Iodine and derivatives	149.1	17	110.5	14	84.6	12
Lithium and derivatives	81.4	9	62.6	8	49.7	7
Industrial chemicals	74.0	8	73.1	9	73.7	11
Other products(1)	103.7	12	115.5	15	121.0	18

Total	896.0	100	788.5	100	691.8	100

(1)	Primarily imported fertilizers distributed in Chile and Mexico and potassium chloride sold to third parties.

The following table sets forth certain financial information of the Company (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year ended December 31,

	2005		2004		2003

	US$	%	US$	%	US$	%

Total revenues	896.0	100.0	788.5	100.0	691.8	100.0
Cost of goods sold	(652.9)	(72.9)	(608.7)	(77.2)	(554.0)	(80.1)

Gross margin	243.1	27.1	179.8	22.8	137.8	19.9
Selling and administrative expenses	(61.9)	(6.9)	(55.7)	(7.1)	(50.6)	(7.3)

Operating income	181.2	20.2	124.1	15.7	87.2	12.6

Non-operating income	16.4	1.8	20.8	2.7	18.7	2.7
Non-operating expenses	(50.8)	(5.7)	(38.4)	(4.9)	(39.8)	(5.8)

Income before income taxes	146.8	16.3	106.5	13.5	66.1	9.5
Income tax	(32.5)	(3.6)	(27.3)	(3.5)	(16.0)	(2.3)
Minority interest	(1.0)	(0.1)	(5.1)	(0.6)	(3.7)	(0.5)
Amortization of negative goodwill	0.2	0.0	0.2	0.0	0.4	0.1

Net income	113.5	12.7	74.2	9.4	46.8	6.8

Back to Contents

Results of Operations - 2005 compared to 2004

During 2005, we generated total revenues of approximately US$896.0 million, which is approximately 14% higher than the US$788.5 million recorded for the year ended December 31, 2004.

The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition products increased 14.3% to US$487.8 million in 2005 from US$426.8 million in 2004. Set forth below are sales volume data in the specified year by product category.

		Year 2005	Year 2004 (1)	% Change

Sodium nitrate	Th. Ton	63.3	58.9	8%
Potassium nitrate and sodium potassium nitrate	Th. Ton	690.2	707.6	-3%
Blended and other specialty fertilizers	Th. Ton	217.5	243.3	-11%
Other non - SQM Specialty plant nutrients (2)	Th. Ton	133.2	131.1	2%
Potassium sulfate	Th. Ton	178.6	157.7	13%

(1)
2004 figures have been restated to reflect a reclassification affecting specialty plant nutrients. Products that used to be included under Specialty Plant Nutrition were relocated to reflect their industrial status.

(2)	Includes resales of purchased products.

The 14.3% increase in specialty plant nutrition product revenues was mainly driven by improved pricing conditions. The increase in prices resulted from two main factors: increased demand and the favorable pricing conditions for potassium-related fertilizers.

Potassium nitrate and sodium potassium nitrate sales volumes were slightly lower than in the previous year with a different product mix increasing soluble potassium nitrate sales volumes, consistent with our strategy of focusing on more profitable markets.

The lower sales volume of blended fertilizers was mainly related to the lower sales in the Chilean market.

Demand for specialty plant nutrition products continues to be strong, but our sales volume is constrained by current production capacity. SQM expects to increase its nitrate production capacity between 20% and 30% from the second half of 2007 onwards.

Iodine and iodine derivatives

Revenues for iodine and iodine derivatives increased 34.9% to US$149.1 million in 2005 from US$110.5 million in 2004. Set forth below are sales volume data in the specified year by product category.

		Year 2005	Year 2004	% Change

Iodine and derivatives	Th. Ton	8.1	7.7	5%

The increase in revenue is due primarily to higher prices related to growing demand combined with the high capacity utilization rates in the industry, which put an upward pressure on prices.

Back to Contents

The applications of iodine and iodine derivatives that contributed to a significant portion of the growth in demand are: x-ray contrast media, the utilization of iodine in the production of polarizing film, which is an important component in LCD screens and iodo-fluoride compounds used in the synthetic fiber industry.

During 2005, SQM increased its volume sales in proportion to the market’s growth, which allowed SQM to preserve its market share at approximately 30%.

On average, prices for iodine increased by approximately US$4.00 per kilogram as compared with the previous year. Considering the tight supply situation, we believe that these positive pricing trends will continue during 2006.

In January 2006, SQM acquired the iodine and iodine derivatives business of the Dutch company DSM N.V., or DSM. The transaction included the iodine and iodine derivatives facilities and the mining reserves located in northern Chile. Additionally, SQM acquired DSM’s iodine and iodine derivatives commercial operations in Europe. Currently, DSM’s iodine production capacity is higher than 2.0 th. metric tons per year.

This acquisition will provide SQM with logistics, commercial and productive synergies and reflects SQM’s commitment to the development and strengthening of its core businesses and its strategy to be a long-term reliable iodine supplier.

The agreement involved a base payment of US$72.0 million plus all the cash, accounts receivable and final product inventories minus the total liabilities of the Chilean and Dutch companies involved in the transaction.

Lithium and lithium derivatives

Revenues for lithium and lithium derivatives increased 29.9% to US$81.4 million in 2005 from US$62.6 million in 2004. Set forth below are sales volume data in the specified year by product category.

		Year 2005	Year 2004	% Change

Lithium carbonate and derivatives	Th. Ton	27.8	31.2*	-11%

* 2004 volumes have been restated to reflect a reclassification from lithium brines to lithium carbonate. Revenues were not affected by this change.

The increase in revenues in this business line was mainly due to better price conditions. The strong demand during the last few years, with a growth of approximately 5% during 2005, positively affected pricing conditions and we expect this trend to continue.

During 2005 the most important applications driving market growth were batteries, greases and frits. Regarding lithium-ion batteries, during 2004 certain producers overstocked, leading to a lower demand at the beginning of 2005. This situation was reversed during the first half of 2005.

The lower sales volume during 2005 was due to production capacity constraints. Current production capacity is approximately 28.5 th. metric tons per year. SQM expects to increase its lithium carbonate production capacity from 2008 onwards.

Demand continued to increase for lithium hydroxide. Our new lithium hydroxide plant has a total capacity to satisfy approximately 50% of that market.

Industrial Chemicals

Revenues for industrial chemicals increased 1.2% to US$74.0 million in 2005 from US$73.1 million in 2004. Set forth below are sales volume data in the specified year by product category.

Back to Contents

		Year 2005	Year 2004(1)	% Change

Industrial nitrates	Th. Ton	176.3	192.9	-9%
Soum Sulfate	Th. Ton	25.3	29.9	-15%
Boric acid	Th. Ton	6.3	6.1	3%

(1)
2004 figures have been restated to reflect a reclassification affecting Industrial nitrates. Products that used to be included under Specialty Plant Nutrition were relocated to reflect their industrial status.
2004 boric acid volumes have been restated to reflect a reclassification from Industrial Chemicals to Specialty Plant Nutrition. Revenues were also reclassified.

The slight increase in revenues from sales of industrial chemicals was mainly due to a continued increase in prices for most of our industrial products, which more than offset lower sales volumes during this period.

Industrial nitrates saw a reduction in sales volume in 2005, mainly due to lower demand for potassium nitrate from the CRT industry (TV screens). In spite of a 9% decrease in volume, the increased price for industrial nitrates led to higher revenues in this product line.

Other Products

Potassium chloride

Revenues from sales of potassium chloride decreased 12.9% to US$32.4 million in 2005 from US$37.2 million in 2004. Set forth below are sales volume data in the specified year by product category.

		Year 2005	Year 2004	% Change

Potassium Chloride	Th. Ton	128.7	211.9	-39%

Lower revenues from potassium chloride are mainly due to the acquisition of PCS Yumbes S.C.M. (today, SQM Industrial S.A.) at the end of 2004, which led to a decrease in third party sales of potassium chloride and an increase in internal consumption for the production of potassium nitrate.

We plan to continue using potassium chloride internally for the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers decreased to US$71.3 million in 2005 from US$78.3 million in 2004.

The 2005 results of SQM’s subsidiary in charge of the trading of special plant nutrients and commodity fertilizer in Chile were negatively affected by lower sales volumes and lower margins than in 2004. The continuous rains that affected the fertilizer season in Chile and the high inventory of commodity fertilizers put a downward pressure, significantly affecting its trading margins.

Production Costs

Production costs during 2005 were higher than 2004, mainly in iodine and nitrate production. The main factors that affected the production costs were the following:

•	higher energy and raw materials costs;

•	less favorable exchange rates; and

•	maintenance and depreciation cost increase.

Back to Contents

Gross Profit

As a result of the factors described above, gross profit increased 35.2% to US$243.1 million in 2005 from US$179.8 million in 2004.

Selling and Administrative Expenses

Selling and administrative expenses increased to US$61.9 million (6.9% of revenues) during 2005 compared to US$55.7 million (7.1% of revenues) recorded during 2004.

Operating Income

As a result of the factors described above, operating income increased 46% to US$181.2 million in 2005 from US$124.1 million in 2004.

Non-Operating Income and Expenses

For 2005, net non-operating expenses amounted to US$34.4 million, compared to US$17.6 million during 2004. The main changes in non-operating income and expenses were due to the following:

•
During 2004, SQM sold its 14.05% stake in Empresas Melón S.A., or Empresas Melón, at a public auction carried out in the Santiago Stock Exchange on August 18, 2004. The transaction resulted in a before-tax profit of approximately US$8.2 million.

•	The income derived from the investments in related companies decreased to US$2.6 million in the year 2005 from US$4.5 million during 2004 (including Empresas Melón).

•	During 2005 there were exchange losses of approximately US$3.8 million compared to approximately US$0.5 million during 2004. This was due to the Chilean peso exchange rate and Euro exchange rate.

•	Other losses were approximately US$4.0 million greater in 2005 than those of 2004, including writeoff of investments, amortization of goodwill and others.

Income Taxes
In 2005, income taxes were US$32.5 million, resulting in an effective consolidated tax rate of 22.1%, compared to income taxes of US$27.3 million and an effective consolidated tax rate of 25.6% in 2004. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$232.6 million at December 31, 2005, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rate in Chile was 17% for 2005 and 2004.

The 19.1% increase in income taxes is mainly due to the increase in our taxable income.

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

The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition increased 18% to US$426.8 million in 2004 from US$362.8 million in 2003. Set forth below are sales volume data by product category.

		Year 2004(1)	Year 2003 (2)	% Change

Sodium nitrate	Th. Ton	58.9	62.5	-6%
Potassium nitrate and sodium potassium nitrate	Th. Ton	707.6	696.5	2%
Blended and other specialty fertilizers	Th. Ton	243.3	252.1	-3%
Other non- SQM specialty plant nutrients (3)	Th. Ton	131.1	125.0	5%

Potassium sulfate	Th. Ton	157.7	143.2	10%

(1)
2004 figures have been restated to reflect a reclassification affecting specialty plant nutrients. Products that used to be included under Specialty Plant Nutrition were relocated to reflect their industrial status.

(2)
2003 figures have been restated to reflect a reclassification affecting specialty plant nutrients. Products that used to be included under Other Products were reallocated to reflect their specialty status.

(3)	Includes resales of purchased products.

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

Lithium and derivatives

Revenues from sales of lithium and derivatives increased 26.0% to US$62.6 million in 2004 from US$49.7 in 2003. Set forth below are sales volume data.

		Year 2004	Year 2003	% Change

Lithium carbonate and derivatives	Th. Ton	31.2*	27.4	14%

* 2004 volumes have been restated to reflect a reclassification from lithium brines to lithium carbonate. Revenues were not affected by this change.

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

Back to Contents

Industrial Chemicals

Revenues from sales of industrial chemicals decreased by 3.4% to US$73.1 million in 2004 from US$73.7 million in 2003. Set forth below are sales volume data by product category.

		Year 2004(1)	Year 2003	% Change

Industrial nitrates	Th. Ton	192.9	193.2	0%
Sodium sulfate	Th. Ton	29.9	54.2	-45%
Boric acid	Th. Ton	6.1	10.7	-43%

(1)
2004 figures have been restated to reflect a reclassification affecting Industrial nitrates. Products that used to be included under Specialty Plant Nutrition were relocated to reflect their industrial status.
2004 boric acid volumes have been restated to reflect a reclassification from Industrial Chemicals to Specialty Plant Nutrition. Revenues were also reclassified.

The decrease in revenues from sales of industrial chemicals in 2004 was mainly due to the following:

•
Industrial nitrates have seen a slight reduction in sales volumes, mainly in Asia, due to high logistical costs and low prices. Despite a decrease in volumes of industrial nitrates, an increase by approximately 10% in industrial nitrates prices allowed us to obtain higher revenues for this product.

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

Other Products

Revenues from other products were US$115.5 million, including US$37.2 million from potassium chloride and US$78.3 million from commodity fertilizers.

Total revenues from other products decreased 4.6% from US$121.0 million in 2003.

Potassium Chloride revenues decreased by 7.1% to US$37.2 million in 2004 from US$40.0 million in 2003.

		Year 2004	Year 2003	% Change

Potassium Chloride	Th. Ton	211.9	284.1	-25%

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

Back to Contents

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

Non-Operating Results (net)

The principal components of our non-operating results were as follows:

	Year ended December 31,

	2004	2003
	(in millions of US$)

Net Financial income (expense) (1)	-15.1	-18.8
Exchange gain (loss)	-0.5	6.6
Others	-1.9	-8.9

Total Non-Operating	-17.6	-21.2

Back to Contents

During 2004, we had non-operating expenses of US$17.6 million, 17% lower than the US$21.2 million of expenses in 2003. The main reasons for this reduction in non-operating expenses were:

•
On August 18, 2004, we sold our 14.05% stake in Empresas Melón at a public auction carried out on the Santiago Stock Exchange. We recorded a pretax profit of approximately US$8.2 million. This non-core asset had been held by us since 1998 when we sold our cement project to Empresas Melón. The sale of our investment in Empresas Melón is consistent with our strategy to focus on our core businesses.

•
Net financial expenses decreased from US$(21.0) million in 2003 to US$(16.8) million in 2004. The Company reduced its net financial debt by approximately US$106.7 million, partly as a result of the sale of our stake in Empresas Melón S.A.

•
Partially offsetting the positive effects of the foregoing, during 2003 we recorded exchange gains of approximately US$6.6 million, whereas during 2004 we recorded exchange losses of approximately US$0.5 million.

Income Taxes

In 2004 income taxes were US$27.3 million, resulting in an effective consolidated tax rate of 25.6%, compared to income taxes of US$16.0 million and an effective consolidated tax rate of 24.3% in 2003. In accordance with Chilean law, SQM and each of its chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$198.2 million at December 31, 2004, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rates in Chile were 17 % and 16.5% for 2004 and 2003 respectively.

The 71% increase in income taxes is mainly due to the increase in our net profits.

For a more detailed analysis of the company's income and deferred taxes see Note 13 to the Consolidated Financial Statements

Back to Contents

Foreign Exchange Rates - Inflation

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and our functional currency for financial statement reporting purposes. A significant portion of our operating costs is related to the Chilean peso, therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-dollar currencies, such as the Euro, the South African Rand and the Mexican Peso. As a result, fluctuations in the exchange rate of such local currencies to the U.S. dollar affect our financial condition and results of operations.

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2005 and 2004:

	2005	2004
	Th US$	Th US$

Chilean pesos	53,167	66,980
Brazilian real	(941)	(448)
Euro	19,373	20,069
Japanese yen	6,333	3,693
Mexican pesos	8,101	(2,770)
South African rand	7,529	7,074
Dirhams	11,543
Other currencies	3,282	2,224

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2005, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately Euros 26 million (US$30.6 million), South African Rands 50 million (US$ 7.9 million) and Mexican Pesos 60 million (US$5.6 million).

The net impact of price level adjustments to non-monetary assets and liabilities and equity for those subsidiaries that maintain their accounting records in Chilean pesos is presented in the Chilean GAAP financial statements as part of the net foreign exchange gains and losses and is affected by the level of inflation in Chile. Although other income statement accounts are not affected by monetary correction adjustments, operating expenses that are denominated in UF or are linked to inflation in some manner increase their U.S. dollar values in the same way inflation increases (considering that the exchange rate remains unchanged).

The prospects and results of operations of SQM could be adversely affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

U.S. GAAP Reconciliation

This discussion on our operating and financial results and condition presented above is based on our primary financial statements prepared in accordance with Chilean GAAP. Chilean GAAP differs significantly in certain aspects from U. S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP as they relate to our Company are (i) the elimination of the effects of reappraisal of property, plant and equipment undertaken in 1988, (ii) the effects of elimination of monetary correction (price-level restatement) and conversion of financial statements of subsidiaries that keep their accounting records in currencies other than U.S. dollars, (iii) the accounting for derivative contracts, (iv) the treatment of the investment in Empresas Melón S.A., (v) the treatment of companies in development stage, (vi) the accounting for staff severance indemnities, (vii) tratament of goodwill, and (viii) the elimination of deferred tax complementary accounts. For further details of these differences between Chilean GAAP and U.S. GAAP, see Note 29 to the Consolidated Financial Statements.

Back to Contents

Net income under U.S. GAAP for 2005, 2004 and 2003 was US$125.2 million, US$86.8 million and US$57.8 million, respectively, compared to that reported under Chilean GAAP of US$113.5 million, US$74.2 million and US$46.8 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2005 and 2004 was US$923.4 million and US$856.9 million, respectively, compared to that reported under Chilean GAAP of US$1,020.4 million and US$948.6 million, respectively.

5.B.   Liquidity and Capital Resources

We operate a capital-intensive business that requires significant investments in revenue-generating assets. Our growth strategy has included the purchase of production facilities and equipment and has also entailed the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash provided by operating activities, corporate borrowing under credit facilities and issuance of debt securities.

The current ratio (current assets divided by current liabilities) decreased from 4.4 as of December 31, 2004 to 1.7 as of December 31, 2005, primarily due to an increase in short-term borrowings and the reclassification from long-term to short-term of the US$200 million debt to be repaid in September 2006.

As of December 31, 2005, we had total debt (short-term borrowings, current portion of long-term bank debt and long-term bank debt) of US$390.9 million, as compared to total debt of US$213.6 million as of December 31, 2004. Of the total debt of US$390.9 million at December 31, 2005, US$289.9 million was short-term debt plus the current portion of long-term bank debt. All of our long-term bank debt (including the current portion) as of December 31, 2005 was denominated in U.S. dollars. The following table sets forth the maturities of our long-term bank debt as of December 31, 2005:

Years	Amount (millions of US$)

2006	200.0
2010	100.0

We borrowed US$200 million in September 1996, which is due in September 2006 and bears interest at a fixed rate of 7.7%.

In February 2005, our wholly-owned Aruban subsidiary, Royal Seed Trading Corporation A.V.V., entered into a loan agreement with Banco BBVA to refinance future debt maturities and part of the capital expenditures program. The 5-year loan is for US$100 million and bears interest at an initial rate of Libor + 0.325%. SQM is guarantor of the borrower’s obligations under the loan agreement. The financial covenants include: (i) minimum net worth, (ii) limitation on net financial debt to EBITDA ratio on a consolidated basis, and (iii) limitation on interest indebtedness of operating subsidiaries.

In January 2006 we issued a Chilean bond at a re-offer yield 4.18% in UF, for a nominal amount of UF3 million (approximately US$102.6 million), due 2026, amortizing on a semi-annual basis from year 2 onwards. The principal and interest payable on the bond are fully hedged in U.S. dollars for both principal and interest (approximately 5.4%). The financial covenants include: (i) limitation on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, and (ii) limitation on the ratio of total liabilities to equity (including minority interest) on an individual basis.

In April 2006 we issued in the US market a bond of US$ 200 million with an annual interest rate of 6.125%. The interest will be paid semi-annually and the capital will be paid in a single amortization during April, 2016. This amount will be used by SQM to refinance existing indebtedness at maturity in September 2006.

We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

Back to Contents

As of December 31, 2005, we had US$148.0 million of cash and cash equivalents, including marketable securities. In addition, as of December 31, 2005, we had unused uncommitted credit lines amounting to approximately US$469 million.

Shareholders’ equity increased from US$948.6 million in 2004 to US$1,020.4 million in 2005. Our ratio of total liabilities to equity (including minority interest) increased from 0.44:1 in December 31, 2004 to 0.61:1 as of December 31, 2005 due to the increase in our consolidated debt.

Our capital expenditures in 2005, defined as net cash used in investing activities, amounted to US$188.8 million (excluding the acquisition of Kefco in Dubai described in “Business-Capital Expenditure Program”).

For 2006, we expect total capital expenditures of approximately US$210 million, plus the acquisition of DSM’s iodine business for US$72.0 million. We have currently budgeted capital expenditures of a total of US$260 million for 2007 and 2008 that can be increased depending on market conditions.

Our other major use of funds is the payment of dividends. Our current dividend policy, as adopted by the shareholders’ meeting, is to pay 65% of our net income for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

For a description of the items included in our capital expenditures in previous years as well as future plans, see Item 4. Information on the Company—Capital expenditure program.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. If we find that resources coming from our internally generated cash flows (including depreciation and retained earnings) will not be enough, we evaluate and choose the best financial alternative available for the company. As debt requirements also depend on the increase or decrease of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require, but we believe that cash flow generated by internal operations, cash balances and available credit lines, will enable us to meet our working capital, capital expenditure and debt services requirements for 2006, 2007 and 2008.

Pension Plan

Our wholly owned subsidiary SQM North America Corporation has a defined benefit, noncontributory pension plan covering substantially all employees who qualify as to age and length of service. Plan benefits are based on years of service and the employee's highest five-year average compensation during the last ten years of employment. The plan's assets consist primarily of equity mutual funds and group annuity contracts. Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2005	2004

Weighted-average discount rate	7.5%	7.5. %
Rate of increase in compensation levels	0.0%	0.0%
Cost of living	2.5%	2.5%
Long-term rate of return on plan assets	8.5%	8.5%

For further discussion see Note 29 Differences between Chilean and United States Generally Accepted Accounting Principles—II.m) Post retirement obligations and staff severance indemnities.

Environmental Projects

In 2006 we plan to make disbursements amounting to US$5.3 million related to environmental projects. This amout forms part of capital expenditure program discussed above. Regarding the María Elena Project as well as our other major environmental projects see Item 4. Information on the Company—Environmental Regulations.

Back to Contents

5.C.   Research and Development, Patents and Licenses, etc

One of the main objectives of our Research and Development team consists of developing new processes and products in order to maximize the returns obtained from the resources that we exploit. The areas of research cover topics such as chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products. This unit, which reports to VP of Technology, provides technical advice to productive, quality and commercial areas.

Our research and development activities are conducted principally at our Antofagasta Research and Development Center. The center has a total staff of 41 people, including seven Ph.Ds, three MScs, and three professionals in the fields of engineering and chemistry conducting research on various projects. Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications, (iii) development of new products.

Our research and development activities have been instrumental in improving our production processes and developing new value added products. As a result of research and development activities new methods of extraction and finishing have been developed, including methods for heap leaching nitrates and a method to produce mono-granular blends of fertilizers that permit the incorporation of different nutrients (including micro-nutrients) into one grain. In recent years, we have also been focusing on the development of processes for lithium compounds coming out of the brines from the Atacama Salar.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the U.S. and Chile, and other countries when necessary.

For the years ended December 31, 2005, 2004, and 2003, we spent approximately US$ 2.4 million, US$1.8 million and US$1.4 million respectively, on research and development activities.

5.D.   Trend Information

In 2005, iodine prices continued to increase following the positive trend of the previous year. We expect this trend to continue during 2006 due to sustained growth in demand accompanied by the relative equilibrium between production and demand. Additionally, we expect higher sales volume due to the acquisition of DSM’s iodine business in January 2006.

We expect the increased demand for lithium carbonate observed in the past years to continue. Demand is mostly driven by lithium batteries. Further price increases are forecasted during 2006. We are restrained, however, from increasing our sales volume due to the Company’s production capacity constraint.

Potassium nitrate and sodium potassium nitrate sales volumes slightly decreased during 2005 compared with 2004. However, prices increased during 2005, and we expect higher average prices during 2006.

During 2005, production costs were higher than 2004, mainly due to the higher cost of energy and raw materials, together with the increase in maintenance and depreciation costs. Additionally, since a significant portion of our costs is related to the Chilean peso, production costs were negatively affected by the appreciation of the Chilean peso. Considering the current energy market and exchange rate expectations, we expect that 2006 production costs will be higher than in 2005.

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

Back to Contents

5.F.   Tabular Disclosure Of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2005:

	Total ThUS$	Less Than 1 year ThUS$	1 - 3 years ThUS$	3 - 5 years ThUS$	More Than 5 years ThUS$

Long- and Short-Term Debt	389,902	289,902	—	100,000	—
Capital lease obligations	1,249	184	416	490	159
Operating leases	98,630	3,945	7,890	7,890	78,905
Purchase commitments	64,046	64,046	—	—	—
Staff severance indemnities	16,415	—	—	—	16,415

Total Contractual Obligations and Commitments	570,242	358,077	8,306	108,380	95,479

Back to Contents

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.   Directors And Senior Management

We are managed by our executive officers under the direction of our Board, which, in accordance with the Company's By-laws, consists of eight directors who are elected at the annual ordinary shareholders' meeting. The Board consists of seven members elected by shareholders of the Series A shares, and one member elected by shareholders of the Series B shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders meeting. Cumulative voting is allowed for the election of directors. The current members of the Board of Directors were elected on April 29, 2005 and their terms expire in 2008. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meeting may be called by the Chairman when requested by (i) the director elected by holders of the Series B shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors' Committee and its regulations are discussed below.

Our directors and executive officers as of June 20, 2006 are as follows:

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

Mr. Brownlee is Executive Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc. Mr. Brownlee earned degrees in Science and Business Administration from the University of Saskatchewan. He is on the Board of Great Western Brewing Company as well as PhilomBios, an agricultural biotechnology company. He became director at SQM on December 2001.

Hernán Büchi B.	Director	April 1993

Mr. Büchi is a Civil Engineer from the Universidad de Chile. He served as Vice Chairman of SQM's Board from January 2000 to April 2002. He is currently a Board member in Quiñenco S.A., P y S S.A., Alto Palermo S.A., S.A.C.I. Falabella and Madeco S.A., among others.

Back to Contents

José María Eyzaguirre B.	Director	December 2001

Mr. Eyzaguirre is a lawyer, partner of the Chilean law firm Claro y Cia.  He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985.  In 1987, he obtained a Master's Degree from New York University School of Law. He was admitted to the New York Bar in 1988. He is also a member of the board of directors of Gasoducto del Pacífico S.A., a transandean gas pipeline, and Chairman of the Board of directors of Club de Golf Valle Escondido.

Daniel Yarur E. (2)	Director	April 2003

Mr. Yarur is an Information Engineer from the Universidad de Chile and holds an MSc in Finance at the London School of Economics and an AMP at Harvard Business School. He is a member of the Board of Banco de Credito e Inversiones, Antofagasta P.L.C. (based in London), Antogasta Minerals and Invertec Pesquera Mar de Chiloe S.A. Mr Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also Chairman of the Council Organization of the Securities Regulators of America. He is also a Professor at the Faculty of Economic and Administrative Sciences, Universidad de Chile.

Wolf von Appen	Director	May 2005
Mr. Von Appen is an entrepreneur. He is currently a Board member of Sociedad de Fomento Fabril and Vice president of Centro de Estudios Publicos.

José Antonio Silva B.	Director	December 2001

Mr. Silva is a lawyer from the Pontificia Universidad Católica de Chile and holds a Master's Degree in law at Harvard Law School. Currently, he is Senior Partner of the Chilean law firm Silva, Rencoret, Schultz & Lehuedé Abogados. He is also a sustitute member of the board of directors of HQI Transelec Chile S.A. and Embotelladora Andina S.A.

Back to Contents

Kendrick T. Wallace	Director	December 2001

Mr. Wallace is a lawyer who graduated from Harvard Law School. He is now Senior Vice President and General Counsel of Yara International ASA in Oslo, Norway. Prior to the spin-off of Yara International ASA from Norsk Hydro ASA, he was the chief legal counsel of Norsk Hydro ASA for North and South America in Tampa, Florida. Before that he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri. Mr. Wallace is a member of the Board of Directors of Adubos Trevo S.A. in Brasil, OAO Minudobreniya (Rossosh) in Russia and of a number of subsidiaries of Yara International ASA. He is also on the Board of Directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A.

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

Matías Astaburuaga S. (2)	General Counsel	February 1989

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

Back to Contents

Jaime San Martín L. (2)	Mine Affairs and Internal Audit Senior Vice President	June 2005

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

Carlos Nakousi S. (2)	Salar-Lithium Operations Senior Vice President	May 2003

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

Camila Merino C. (2)	Human Resources and Administration Senior Vice President Senior Vice President	March 2001

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

Pauline de Vidts S. (2)	Safety, Health & Environment and Technology Senior Vice President	June 2005

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

(1)	Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.

(2)	The individual beneficially owns less than one percent of the Company’s shares.

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

Back to Contents

During 2005, the total compensation paid to each of our directors under the foregoing was as follows:

	Total per subsidiaries Ch$				Annual Total Ch$

	SQM S.A.		SQMC

Name	Meeting	Committee	Meeting	Committee

Ponce Lerou, Julio	343,650,861		63,194,463		406,845,324
Büchi Buc, Hernán	50,597,279				50,597,279
Brownlee, Wayne R.	50,597,279	10,530,061			61,127,340
Eyzaguirre, José María	50,597,279				50,597,279
Silva, José Antonio	50,597,279	10,530,061			61,127,340
Wallace, Kendrick T.	50,597,279				50,597,279
Yarur, Daniel	50,597,279	8,804,534			59,401,813
Von Appen Wolf	7,081,298				7,081,298
Milstein, Avi (1)	40,931,363	864,145			41,795,508

Total	695,247,196	30,728,801	63,194,463	0	789,170,460

(1)     On January 18, 2005 Mr. Avi Milstein presented his resignation to the Board of Directors.

For the year ended December 31, 2005, the aggregate compensation paid to our 82 main executives based in Chile was approximately Ch$ 5,405.2 million. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual executive officers.

We do not maintain any pension or retirement programs for the members of the Board or our officers in Chile.

6.C.   Board Practices

Information regarding the period of time each of SQM's current Board of Directors has served in their respective office is provided in the discussion of each member of the board above at Item 6.A Directors and Senior Managers.

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

Directors' Committee - Audit Committee

As required by Chilean Law, we have a Comité de Directores (Directors' Committee) composed of three directors, which performs many of the functions of an Audit Committee.

The members of our Directors' Committee are Hernán Büchi B., José Antonio Silva B. and Daniel Yarur E.. This Committee operates in accordance with article 50 bis of Law Nº18.046, which provides that the Committee shall:

(a)	Examine and issue an opinion regarding the external auditor's report including financial statements prior to its final presentation for approval at the Ordinary Shareholders Meeting

(b)	Propose to the Board of Directors the external auditors and the rating agencies that will be presented to the Ordinary Shareholders Meeting

(c)	Examine and elaborate a report concerning the operations covered by articles 44 and 89 of Law Nº18.046

(d)	Examine the remuneration and compensation plans of the senior management

Back to Contents

Pursuant to the above, these were the main activities of our Directors' Committee during 2005:

a) Analysis of un-audited reports and financial conditions.

b) Analysis of audited reports and financial conditions.

c) Analysis of external auditors’, accounts inspectors’ and risk analysts’ reports, and the proposal to the Board of Directors of the external auditors and risk analysts that could be designated by the respective Shareholders Meeting.

d) Analysis of functions, objectives and working programs of the Internal Auditing Department.

e) Analysis of the Company’s Top Executives remuneration and compensation plans.

f) Analysis of contracts with related people, subsidiary and allied companies in Chile and abroad.

g) Analysis of subjects related to the rules of the "Sarbanes-Oxley Act" of the U.S.A., especially to Section 404.

h) Investment Analysis.

On April 29 2005, the SQM S.A. Shareholders General Meeting agreed to pay a monthly remuneration of 50UF to each member of the Directors Committee. That, independent of the number of sessions held by the Board of Directors during the period between the months of May 2005 and April 2006, both months included. This remuneration is also independent from what the Board members obtain as members of the Company’s Directory. In this same meeting, an operational budget for the Board of Directors of 1.800UF was approved.

Article 50 bis states that the Committee should consist of three directors, of which the majority should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions are remunerated. Considering the effective share structure up to December 31st, 2005, the Company does not have a controller; therefore, the three members of the Directors Committee stand as independents.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During year 2005, the Directors Committee did not incur any consulting expenses.

On June 21, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

The members of the audit committee are Hernán Büchi B., José Antonio Silva B. and Daniel Yarur E. Each of the three members meets the NYSE independence requirements for audit committee members.

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

Listed Companies that are foreign private issuers, such as SQM, are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Section 303A.06, 303A.11 and 303A.12(b) and (c),

Back to Contents

Section	NYSE Standards	SQM practices pursuant to Chilean regulations

303A.01	The majority of the listed company directors must be independent.	There is no legal obligation to have a majority of independent directors on the Board.

303A.02	Independence Test	A Director is considered independent if he would have been elected without the vote of the controlling shareholder and related persons and entities.

303A.03	Non-management directors must meet at regularly scheduled executive sessions without management.	These meetings are not needed given that directors do not also serve as executive officers.

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, and must have a written charter.	This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors' Committee (see Board practices above).

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter
This committee is not contemplated as such in the Chilean regulations. Pursuant to chilena regulations SQM has a Director’s Committee (see Board practices above) that is in charge of reviewing management’s compensation.

303A.06	Listed companies must have an audit committee.
This committee is not contemplated as such in the Chilean regulations. On june 21, 2005, the Board of directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

303A.07	The audit committe must have a minimum of three members. Each of them must satisfy requirements of independence and the committee must have a written charter.
Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’ Committee( see Board practices above) with Certain requirements of independence.

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
Chilean law does not require that corporate governance guidelines be adopted. Directors' responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors' compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees.	Not contemplated in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the company's website, www.sqm.com.

303A.11	Listed foreing private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.
Pursuant to 303A.11, This table sets forth a comparative summary of differences in corporate governance practices followed by SQM under Chilean regulations and those applicable to U.S. domestic issuers pursuant to Section 303A.

303A.12
Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.(b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non- compliance with any applicable provisions of Section 303A; (c) must submit an executed Written Affirmation annually to the NYSE.
Not contemplated in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

Back to Contents

6.D.   Employees

As of December 31, 2005, we had 3,672 permanent employees, of whom 322 were employed outside of Chile. The average tenure of our full time employees is approximately 8.6 years.

	2005	2004	2003	2002

Permanent employees	3,672	3,418	3,455	3,050
Employees in Chile	3,350	3,138	3,154	2,869
Employees outside of Chile	322	280	301	181

Of our permanent employees in Chile, 72.2% are represented by 31 labor unions, which represent their members in collective bargaining negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective bargaining agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada, (Isapre Norte Grande), which is a health maintenance organization that provides medical services primarily to our employees. We make specified contributions to Isapre Norte Grande in accordance with Chilean laws and the provisions of our various collective bargaining agreements but we are not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by us.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones, (AFP). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We however sponsor staff severance indemnities plan for employees in our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

We have experienced no strikes or significant work stoppages in the last eleven years and consider the relationship with our employees to be good.

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

Pursuant to the Company's By-laws, as amended, as of May 25, 2005, no holder of Series A or Series B shares will have the right to exercise for itself or on behalf of other holders of Series A or Series B shares the right to vote more than 37.5% of the outstanding shares of each such class entitled to vote.  For purposes of calculating such percentage, shares owned by persons related to such shareholder shall be added to shares held by such shareholder.

Back to Contents

The following table shows the combined stakes that Mr. Julio Ponce and Yara International ASA have held in SQM as of December 31:

% Beneficial ownership

2006 (1)	24.96%
2005	24.96%
2004	22.63%
2003	20.35%

(1) As of June 15 2006

On June 3, 2006, Sociedad de Inversiones Pampa Calichera S.A. announced its intention to acquire up to 2% of the series B shares (approximately 0.91% of the total shares) in a public tender offer. As the outcome of the tender offer will be known in July, we may not anticipate whether it will succeed or not. Nevertheless, should the tender offer be carried out in the amount publicly announced, Mr. Julio Ponce and Yara International ASA would have a combined beneficial ownership of approximately 25.87%. In addition, pursuant to Chilean law, Sociedad de Inversiones Pampa Calichera S.A. would be deemed to control SQM.

No other director or executive officer owns more than 1% of each share class of the Company as of June 15, 2006. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed. Directors and executive officers as a group own 0,453% of total shares

We do not grant stock options or other arrangement involving the capital of SQM to directors, managers or employees.

Back to Contents

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

Taking into account the ownership structure of the stockholders, the Company does not have a controlling entity. The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of June 15, 2006 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares and with respect to all of our directors and executives officers as a group. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or SVS) and the Chilean Stock Exchange.

Shareholder	Number of Series A Shares Beneficially Owned	% Series A Shares	Number of Series B Shares Beneficially Owned	% Series B Shares	% Total Shares

Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	52,434,256	36.71%	—	0.00%	19.92%
Inversiones El Boldo Ltda. (3)	43,861,795	30.71%	—	0.00%	16.67%
The Bank of New York	146,370	0.10%	32,924,920	27.35%	12.57%
Inversiones RAC Chile Ltda. (3)	19,200,242	13.44%	2,699,773	2.24%	8.32%
A.F.P. Habitat S.A. (4)	—	0.00%	8,426,384	7.00%	3.20%
A.F.P. Provida S.A. (4)	—	0.00%	8,325,985	6.92%	3.16%
Larrain Vial S.A.	3,005,558	2.10%	4,725,709	3.93%	2.94%
Global Mining Investments (Chile ) S.A.	7,123,076	4.99%	—	0.00%	2.71%
Inversiones SQYA S.A. (1)	6,145,092	4.30%	—	0.00%	2.33%
A.F.P. Cuprum S.A. (4)	—	0.00%	5,167,609	4.29%	1.96%

(1)
Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control Inversiones SQ Holding S.A, which in turn, together with Yara International ASA beneficially own 51% and 49%, respectively, of Inversiones SQYA S.A. Inversiones SQYA S.A. indirectly controls and beneficially owns Sociedad de Inversiones Pampa Calichera S.A., which in turn owns 100% of Global Mining Investments (Chile) S.A. Therefore, Mr. Ponce and related persons beneficially own through the above entities 65,702,424 Series A Shares, constituting 46% of the outstanding Series A Shares and 24.96% of the total shares of SQM. This stake resulted from successive purchases carried out in the Santiago Stock Exchange during the last part of 2004 and the first months of 2005. The stake held by Mr. Ponce and related parties as of December 31, 2004, 2003, and 2002 was, respectively, 24.96%, 20.35% and 20.35% of the total shares of SQM.

(2)
Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market. Approximately 53 of our employees are shareholders of Pampa Calichera, either directly or indirectly.

(3)
Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., being therefore the beneficial owner of 65,761,810 SMQ's shares that represent 24.99% of SQM's total shares. This stake resulted from successive purchases carried out in the Santiago Stock Exchange during the last part of 2004 and the first months of 2005. The stake held by Potash Corporation of Saskatchewan as of December 31, 2004, 2003, and 2002 was respectively 24.99%, 20. 35%, and 20.35% of the total shares of SQM.

(4)	A.F.P.s are legal entities that manage pension funds and are the registered holders of Series A shares and Series B shares acquired with pension funds resources.

Series A and Series B shares have the same economic rights (i.e. both Series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary. One share equals one vote, with the sole exception of the election of the Board of Directors, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this Series may call an ordinary or extraordinary Shareholders Meeting and the director elected by this Series may request an extraordinary Board of Directors Meeting without the authorization of the Chairman of the Board of Directors. These preferences will remain until 2043. Maximum individual voting power personally and/or in representation of other shareholders per Series is 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares of the Company with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shares cannot vote in the election of the Chairman of the Board of Directors after a tie vote has occurred in the prior voting process. There are currently 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

Back to Contents

7.B.   Related Party Transactions

Article 89 of Law No. 18,046, or the Chilean Corporations Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Article 44 of the Chilean Corporations Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be implemented only after the same is approved by the Board of Directors under terms similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability may be sought by the Company, shareholders or interested third parties that suffer losses as a result of such violations. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

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

For additional information concerning our transactions with affiliates and other related parties, see Note 5 of the Consolidated Financial Statements.

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

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6     Export Sales

We derive most of our revenues from sales outside of Chile. The following is the composition of the consolidated sales for the periods ending on December 31:

Back to Contents

Th. US$	2005	2004	2003

Foreign sales	739,924	629,671	534,651
Total sales	895,970	788,516	691,806

% of foreign sales	82.6	79.9	77.3

8.A.7     Legal Proceedings

We are or were during 2005 a party to the following legal proceedings:

During the first quarter of 2001, the Company filed an arbitration claim against its insurers, ACE Seguros S.A. and Chubb de Chile Compañía de Seguros Generales S.A., for payment of ThUS$36,316 in indemnifications related to the leak of brines from the pre-concentration ponds that were built by the Company in the Salar de Atacama, which caused losses to the Company of boron, lithium, potassium sulfate and other salts that were to be obtained from such ponds and used in production. The insurance companies argued that the leak was caused by a defect in the design of the ponds attributable to SQM and, therefore, have denied payment of all amounts. During 2005, the Santiago Court of Appeals ruled in favor of the insurance companies. This litigation is not subject to further appeal.

During the last quarter of 2002, the French companies Compagnie Du Guano de Poisson Angibaud S.A. ("Angibaud")  and Generale de Nutrition Vegetale SAS ("GNV" -in which Angibaud and the Company had a 50% share ownership-) filed an arbitration claim under French arbitration laws (Association Francaise d'Arbitrage) against the Company requesting indemnification for the alleged early termination of a contract with GNV, through which the latter held the distribution rights to certain of the Company's products in France.  Angibaud -GNV  have since  then  filed additional claims against the Company for payment of GNV's debts, recovery of invoiced amounts and other matters.  The total amount demanded was Euro$ 30.3 million, approximately US$40 million. On July 27, 2005 SQM was notified about the ruling of the French Arbitration Association, wich requested SQM to make a net total  payment to  Angibaud and GNV, including the costs and expenses of the process, of approximately US$6 million. As SQM had  provisioned expenses associated to this judgement for approximately US$1.5 million, the net non-operating accounting charge before tax, which was reflected during the second quarter of 2005, was approximately US$4.5million.

In October 2004, Tallepsen Services Company L.P. commenced an arbitration proceeding against SQM Lithium Specialties Limited Partnership LLP seeking an award of Th. US$900 for professional fees allegedly owed. In June 2005 the three-member arbitration court designated by both parties ruled that SQM was not required to make any payment to Tallepsen.

In September 2005, Electroandina, one of our main electricity suppliers, commenced an arbitration proceeding against us. The complaint mainly seeks the early termination, partial amendment or temporary suspension of the electricity supply agreement entered into between Electroandina and SQM on February 12, 1999, and the revision of the tariffs agreed to in such electricity supply agreement. The basis of Electroandina’s claim is that certain unforeseen events have restricted the supply of and increased the price of gas from Argentina. Currently, this proceeding is in the stage of evidence collection.

A similar claim was announced by Norgener at the end of 2005, our other main electricity supplier, and the related arbitration proceeding has begun early in 2006.

Back to Contents

The Company is party to various other lawsuits arising in the ordinary course of business. We believe it is unlikely that any losses associated with such lawsuits will significantly affect the Company’s results of operations, financial position, and cash flows.

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

The Board of Directors has followed a policy of paying a single dividend ranging from 50 to 65% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. During 2006, and considering our capacity to deliver increasing cash flows, at the Annual Ordinary Shareholders' Meeting held on April 28, 2006, the shareholders approved a single dividend with respect to 2005 of US$0.27981 per share, equal to 65% of the net income, before amortization of negative goodwill for that year, which was paid on May 11, 2006. The Board of Directors also reaffirmed for 2006 a dividend policy that authorizes distribution of cash dividends in an amount equal to 65% of our net income before amortization of negative goodwill for the year. The Board of Directors currently expects to recommend that such dividend be paid in a single distribution in May 2007.

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

Back to Contents

The following table sets forth the U.S. dollar equivalent of dividends per share and per ADS paid in each of the years indicated, based on the Observed Exchange Rate for the date on which the dividend was declared.

Dividends		Per Share	Per ADS	Per Share	Per ADS

Declared for the business year	Paid on	Ch$	Ch$	US$	US$

2001	2002	37.03	370.3	0.056	0.56
2002	2003	53.31	533.1	0.076	0.76
2003	2004	55.05	550.5	0.088	0.88
2004	2005	106.56	1,065.6	0.182	1.82
2005	2006	145.11	1,451.1	0.279	2.79

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

(a)	Last 5 years

	Santiago Stock Exchange Per Share (2)				NYSE per ADS

	Series A		Series B (1)		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

2001	1,940	1,310	1,635	1,150	28.55	22.60	24.20	16.00
2002	3,000	1,620	1,660	1,305	44.75	23.00	24.44	18.41
2003	3,050	1,630	2,995	1,580	47.10	22.00	46.26	21.60
2004	3,900	2,350	3,580	2,160	68.00	37.05	62.75	32.98
2005	7,000	3,600	7,170	3,269	129.40	66.80	133.37	57.50

(b)	Last 10 quarters

	Santiago Stock Exchange Per Share (2)				NYSE per ADS

	Series A		Series B (1)		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

2004
First quarter	2,500	2,350	2,610	2,229	43.99	40.25	44.10	37.25
Second quarter	2,600	2,380	2,590	2,160	42.75	37.05	41.10	32.98
Third quarter	3,000	2,575	2,935	2,530	48.25	40.90	48.20	39.23
Fourth quarter	3,900	3,000	3,580	2,955	68.00	48.75	62.75	43.51

2005
First quarter	4,900	3,600	4,760	3,269	83.50	66.80	80.55	57.50
Second quarter	6,010	4,900	5,900	4,597	103.00	84.95	101.75	78.98
Third quarter	7,000	6,000	7,170	5,889	127.25	101.50	128.38	101.45
Fourth quarter	6,800	5,600	6,989	5,382	129.40	103.18	133.37	104.23

2006
First quarter	6,000	5,599	6,390	5,540	115.50	105.02	122.53	109.88
Second quarter (through May 31)	5,950	5,599	6,001	5,390	109.01	95.70	120.31	100.58

Back to Contents

c)	Last 6 months

	Santiago Stock Exchange Per Share (2)				NYSE per ADS

	Series A		Series B (1)		Series A (3)		Series B (1)

	High	Low	High	Low	High	Low	High	Low

	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2005	6,450	5,600	6,168	5,382	115.05	103.18	120.10	104.23
January 2006	6,000	5,599	6,251	5,540	112.02	105.02	119.82	109.88
February 2006	5,901	5,860	6,390	6,050	115.50	108.04	122.53	114.28
March 2006	5,955	5,901	6,300	6,050	113.51	109.53	120.95	113.50
April 2006	5,950	5,730	6,001	5,640	109.01	103.01	116.25	109.30
May-06	5,800	5,680	5,951	5,390	104.10	95.70	116.03	100.58

(1)	Series B shares began trading on the New York Stock Exchange on September 1993.
(2)	Pesos per share of Common Stock reflect nominal price at trade date.
(3)	Series A shares started trading on the New York Stock Exchange in April 9, 1999.

As of June 15, 2006, there were 14,637 Series A and 3,292,492 Series B ADSs (equivalent to 146,370 Series A shares and 32,924,920 Series B shares respectively) outstanding held by 3 holders of record for Series A ADSs and 11 holders of record for the Series B ADSs. As of June 15, such ADSs represented approximately 12.57% of the total number of issued and outstanding shares of our Company.

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

Not applicable

Back to Contents

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

Corporate purposes

Our specific purposes, which appear on article 4 of our By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agroindustrial and farm forestry activities, in any way; (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estates; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. We may comply with the foregoing acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Back to Contents

Directors

The Company's By-laws, in articles 16 and 16 bis, essentially establishes that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 44 and 136 of Law Nº 18.046 and the applicable regulations of such Law. Notwithstanding the above, the said operations must be approved by two thirds of the Board of Directors.

The Board of Directors' duties are remunerated, as stated in article 17 of the Company's By-laws, and the amount of that compensation is fixed yearly by the General Ordinary Shareholders Meeting. Therefore, Directors can neither determine nor modify their compensation.

Directors cannot authorize Company loans on their behalf.

As stated in article 10 of the Company's By-laws, Directors can be reelected indefinitely; thus, there is no age limit for their retirement.

As stated in article 9 of the Company's By-laws, the possession of shares is not a necessary condition to become a Director of our Company.

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Fire Department.

Article 5 of the Company's By-laws establishes that Series B shares may in no case exceed fifty percent of our issued, outstanding and paid shares. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of its capital stock's share and the preferences. An Ordinary or Extraordinary Shareholders Meeting may be called when the shareholders of at least 5% of Series B issued shares request so and an Extraordinary Board of Directors Meeting may be called without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis establish that in General Shareholders Meetings each shareholder will have a right to one vote for each share he owns or represents and that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the outstanding shares with right to vote of each Series. In calculating a single shareholder's ownership of Series A or B shares, the shareholder's stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company's By-laws establishes that no person may directly or by means of related third persons, state-owned companies, decentralized, autonomous, municipal, or other institutions, concentrate more than 32% of our total shares with right to vote.

Each Series A Share and Series B Share is entitled to share equally in the Company's profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

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

Back to Contents

Article 40 of the Company's By-laws states that in the event of liquidation, the Shareholders Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of our shares is by modifying the By-laws, which can only be carried out by an Extraordinary Shareholders Meeting, as set forth in article 28 of the Company By-laws.

Shareholders meetings

Article 29 of the Company's By-laws states that the call to a Shareholders Meetings, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders Meeting, and in the way and under the conditions indicated by the Regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which note shall include a reference of the matters to be addressed thereat. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any Shareholders Meeting shall be delivered to the Chilean Securities Commission (SVS), at least fifteen days in advance of such meeting.

Any holder of Series A and/or Series B shares registered in the Company's shareholder registry on or before the fifth business day prior to the date of the meeting will have a right to participate at that meeting.

Foreign shareholders

There exists no restriction on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under Item 10.B. Memorandum and Articles of Association -Shares above.

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

There are three conditions that would make it mandatory to operate under the OPA law:

(1)	When an investor wants to take control of a company's stock.

(2)
When a controlling shareholder holds two-thirds of the company's stock. If such shareholder buys one more share, it will be mandatory to offer to acquire the rest of the outstanding stock within 30 days of surpassing that threshold.

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

Back to Contents

Disclosure of share ownership

The Company's By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

10.C.   Material Contracts

As mentioned elsewhere in this document, we connected our production facilities in the north of Chile to the SING power grid with the purpose of reducing our power generation related costs. As a result, we entered into three long-term supply contracts with two electric power companies: Electroandina S.A. and Norgener S.A. Additionally, we replaced the fuel oil used in heat generation and in fusion processes by connecting our facilities to international natural gas pipelines, for which there is also a long term supply contract. We believe that the terms and conditions of these contracts are standard for the industry.

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•
On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. The term of this contract runs through February 12, 2009 and the anticipated termination is subject to payment of non amortized investments.

•
On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract runs through July 31, 2017, and anticipated termination is subject to fines for un-received income.

•
On January 13, 1998, SQM Nitratos S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract runs through January 31, 2013 and the anticipated termination is subject to payment of non amortized investments.

•
On May 22, 2001, SQM S.A. entered into a Natural Gas Supply agreement with Distrinor S.A. The term of this contract runs through May 21, 2011 and the anticipated termination is subject to payment of non amortized investments.

We are currently in arbitration processes with Electroandina and Norgener and face risks regarding the continuity of natural gas supply. For further information see Item 3. D. Risk factors.

In addition, our Company, during the normal course of business, has entered into different contracts - some of which have been described herein - related to its production, commercial and legal operations. All of these contracts are standard for this type of industry and none of them is expected to have a material effect on the Company's results of operations.

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A 'Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales' or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Foreign Investment Contract" was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Chapter XXVI", which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean Pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series A or B shares or Series A or B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series A and Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Back to Contents

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or not domiciled in Chile who withdraws Series A or Series B shares upon delivery of ADRs (such Series A and Series B shares being referred to herein as "Withdrawn shares") access to the Formal Exchange Market to convert Chilean Pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of Series A and Series B shares represented by ADSs or Withdrawn shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Series A and Series B shares represented by ADSs or Withdrawn shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.

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

Back to Contents

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADR's by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile's Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600.

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

The Central Bank must be informed of any incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside of Chile. As of December 31, 2005, we had one long-term loan outstanding obtained in the international markets ( through a Rule 144A offering of US$200 million). Additionally Royal Seed Trading Corporation, a wholly owned subsidiary fully guaranteed by us, has a US$100.0 million syndicated loan outstanding that is fully guaranted by us.

The Central Bank authorized our 144A long-term loan, and was duly informed about the guaranty given to Royal Seed. Additionally, on April 2006 we informed the Central Bank about the issuance of new Rule 144A bonds for an amount of US$200 million. Accordingly, all purchases of U.S. dollars in connection with payments on these loans will occur in the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect of the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E.    Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in the ADRs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a "foreign holder." This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the "Withholding Tax.” If the Company has paid corporate income tax, the "First Category Tax", on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid.

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

Back to Contents

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. From 1992 through 1997, the Company paid First Category Tax at an effective rate below the 15% statutory rate then valid. The effective rate of the Withholding Tax on dividends paid from income attributable to those years therefore will be higher. During the years 1999 and 2000, the Company distributed dividends from income qualified under Chilean law as non-taxable, which is why the Company did not withhold any taxes. The dividends distributed by the Company corresponding to the business year 2005 were dividends considered taxable, and the total tax retention rate was approximately 22%.

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

As of June 19, 2001 capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors" such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the securities market law (law 18.045), or in any other form authorized by the SVS. To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have domicile in Chile, and they must be an "investment fund" in according with the Chilean tax law

The exercise of preemptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

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

United States Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to beneficial owners arising from the acquisition, ownership and disposition of the Series A shares and the Series B shares (together the "shares" and the ADSs. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the "Code", the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

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

Cash Dividends and Other Distributions

The gross amount of a distribution with respect to shares or ADSs (other than distributions in redemption or liquidation) will be treated as a taxable dividend to the extent of the Company's current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company's current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the shares or ADSs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company's current and accumulated earnings and profits by US$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder's tax basis in the shares or ADSs equals or exceeds US$10.00.

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

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder's tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes. Gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S.-source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a Share or ADS.

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

Back to Contents

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

Interest Rate Risk. As of December 31, 2004, we had a total financial debt of US$ 213.6 million where approximately 96% was priced at a fixed rate. During 2005 until March 31st 2006, we issued US$ 100 million long-term and US$ 61.7 million short-term bank debt priced at a variable rate plus US$ 102.1 million long-term bond priced at a fixed rate. During April 2006, we issued US$ 200 million long-term notes under Rule 144A bonds at a fixed rate. Therefore as of May 31, 2006, 25% of our financial debt was exposed to fluctuations in Libor.

Back to Contents

	Expected Maturity Date

On Balance Sheet Financial Instruments	2006	2007	2008	2009	2010 and thereafter	Total	Fair Value

(in thousands of U.S. dollars)
Fixed Rate ($US)	207,700	—	—	—	—	207,700	208,154
Average interest rate: 7.7%	207,700	—	—	—	—	207,700	208,154

Variable Rate ($US)	72,910	5,200	5,200	5,200	101,300	189,810	167,710
Average interest rate: 5.2%	5,200	5,200	5,200	5,200	101,300	122,100	101,221
Average Interest rate: 4.7% (*)	67,710	—	—	—	—	67,710	67,710

Total	280,610	5,200	5,200	5,200	101,300	397,510	375,864

(*) Short-term debt.

We maintain the majority of our short-term financial debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

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

As of December 31, 2005 and 2004 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2005	2004
	Th US$	Th US$

Chilean pesos	53,167	66,980
Brazilian real	(941)	(448)
Euro	19,373	20,069
Japanese yen	6,333	3,693
Mexican pesos	8,101	(2,770)
South African rand	7,529	7,074
Dirhams	11,543
Other currencies	3,282	2,224

As of December 31, 2005, we had open forward currency exchange contracts and options contracts to buy ans sell U.S. dollars in exchange for foreign currencies for approximately Euros 26 million (US$30.6 million), South African Rands 50 million (US$ 7.9 million) and Mexican Pesos $ 60 million (US$5.6 million).. These contracts are all short-term and a summary of them is shown in Note 17 to the Consolidated Financial Statements.

Back to Contents

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In May of 2005, SQM's by-laws were amended at an extraordinary shareholders meeting in order to change the method of calculating the total percentage of shares held by a single individual for voting purposes.  As a result of the amendment, shares that are held directly and shares held indirectly by related third parties are included in each shareholders total percentage of ownership.  This calculation is used for determining whether a shareholder's voting influence exceeds certain limits which are set forth in Article 31 of the By-laws. For further information see Item 10.B Memorandum and Articles of Association - Shares

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to Exchange Act Rules 13(a)-15(b), as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported.

The procedures associated to our internal controls are designed to provide reasonable assurance that our transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

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

Pursuant to Chilean regulations, the Company has a Directors' Committee whose main duties are similar to those of an audit committee. Each of the members of the Directors' Committee is a member of the audit committee. See 6.C. Board Practices.

Our Board believes that the members of the Directors' Committee have the necessary expertise and experience to perform the functions of the Directors' Committee pursuant to Chilean regulations.

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

The full text of the code is available on our website at http://www.sqm.com in the Investor Relations section under "Corporate Governance Framework."

Amendments to, or waivers from one or more provisions of the code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the amount of fees billed for each of the last two fiscal years by our independent auditors, Ernst & Young, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of U.S. dollars).

	Year ended December 31,

	2005	2004

Audit fees	523.0	446.9
Audit-related fees		11.8
Tax fees	94.4	16.0
Other fees	106.7	—

Total fees	724.1	474.7

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

Tax fees in the above table are fees billed by Ernst & Young for tax advice and tax planning services.

Back to Contents

Directors' Committee Pre-Approval Policies and Procedures

Chilean law states that public companies are subject to "pre-approval" requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audit, audit-related, tax and other services provided by Ernst & Young.

Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

Back to Contents

PART III

ITEM 17.  FINANCIAL STATEMENTS`

Not applicable

ITEM 18.  FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19.  EXHIBITS

(a) Index to Financial Statements

*All other schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company**
8.1	Significant subsidiaries of the Company
12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification

** Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

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

Date: June 30, 2006

Back to Contents

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2005 and 2004
and for the three years in the period ended December 31, 2005

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	“Unidad de Fomento”. The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 29 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile

February 17, 2006

(Except for Notes 28 and 29 for which the date is June 20, 2006)

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

		As of December 31,

	Note	2005	2004

		ThUS$	ThUS$

ASSETS

Current assets
Cash and cash equivalents	2 (e)	147,956	66,753
Accounts receivable, net	4	155,836	169,840
Other accounts receivable, net	4	9,737	8,343
Accounts receivable from related companies	5	56,459	26,029
Inventories, net	6	327,232	274,602
Recoverable taxes		31,212	19,185
Prepaid expenses		3,189	2,735
Deferred income taxes	13	2,528	—
Other current assets		8,634	7,963

Total current assets		742,783	575,450

Property, plant and equipment, net	7	794,647	694,762

Other Assets
Investments in related companies	8	20,676	15,987
Goodwill, net	9	27,209	17,470
Negative goodwill, net	9	(68)	(271)
Intangible assets, net		4,783	4,544
Long-term accounts receivable, net	4	379	289
Long-term accounts receivable from related companies	5	2,000	—
Other long-term assets	10	48,159	53,141

Total other assets		103,138	91,160

Total assets Total assets		1,640,568	1,361,372

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

		As of December 31,

	Note	2005	2004

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	11	85,022	7,955
Current portion of long-term bank debt	11	204,880	4,577
Dividends payable		229	183
Accounts payable		70,292	57,859
Other accounts payable		1,036	2,054
Notes and accounts payable to related companies	5	7,662	14,025
Accrued liabilities and provisions	12	23,750	12,267
Withholdings		13,092	11,103
Income taxes		20,675	11,641
Deferred income taxes	13	—	7,933
Deferred income		1,262	441
Other current liabilities		368	1,206

Total current liabilities		428,268	131,244

Long-term liabilities
Long-term bank debt	11	100,000	200,000
Other accounts payable		1,065	1,106
Deferred income taxes	13	38,895	34,089
Staff severance indemnities	14	16,415	11,875

Total long-term liabilities		156,375	247,070

Minority interest	15	35,509	34,430

Commitments and contingencies	22	—	—

Shareholders' equity	16
Paid-in capital		477,386	477,386
Other reserves		157,287	150,887
Retained earnings		385,743	320,355

Total shareholders’ equity		1,020,416	948,628

Total liabilities and shareholders’ equity		1,640,568	1361,372

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Audited Consolidated Statements of Income
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31,

	Note	2005	2004	2003

		ThUS$	ThUS$	ThUS$
Operating income

Sales		895,970	788,516	691,806
Cost of sales		(652,901)	(608,744)	(553,964)

Gross margin		243,069	179,772	137,842
Selling and administrative expenses		(61,878)	(55,705)	(50,590)

Operating income		181,191	124,067	87,252

Non-operating income and expense

Non-operating income	18	16,433	20,829	18,654
Non-operating expenses	18	(50,755)	(38,420)	(39,813)

Non-operating loss		(34,322)	(17,591)	(21,159)

Income before income taxes, minority interest and amortization of negative goodwill		146,869	106,476	66,093

Income tax expense	13	(32,527)	(27,308)	(16,056)

Income before minority interest and amortization of negative goodwill		114,342	79,168	50,037

Minority interest	15	(1,039)	(5,139)	(3,654)

Income before amortization of negative goodwill		113,303	74,029	46,383

Amortization of negative goodwill	9	203	203	370

Net income for the year		113,506	74,232	46,753

The accompanying notes form an integral part of these consolidated financial statements.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Cash Flow
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31

	Note	2005	2004	2003

		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income		113,506	74,232	46,753
Charges (credits) to income not representing cash flows
Depreciation expense	7	70,054	62,690	61,728
Amortization of intangible assets		498	173	298
Write-offs and accruals		17,034	23,584	25,230
Equity participation in net income of unconsolidated investees		(3,073)	(4,897)	(5,529)
Equity participation in net losses of unconsolidated investees		477	387	1
Amortization of goodwill	9	2,070	1,073	1,134
Amortization of negative goodwill	9	(203)	(203)	(370)
(Gains) losses on sales of assets		216	283	(13)
Gain on sale of investment		—	(8,820)	—
Foreign currency translation, net	18	3,804	475	(6,590)
Other credits to income not representing cash flows		(10,109)	(1,919)	(2,793)
Other charges to income not representing cash flows		87,689	59,092	29,433
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable		(15,838)	(9,447)	(18,124)
Increase in inventories		(58,807)	(40,665)	(12,578)
(Increase) decrease in other assets		(10,783)	(770)	15,534
Increase (decrease) in accounts payable		(6,520)	(6,829)	(16,236)
Increase (decrease) in interest payable		349	(38)	134
Increase (decrease) in net income taxes payable		(25,620)	1,284	(2,246)
Increase (decrease) in other accounts payable		(10,517)	(2,935)	(1,062)
Increase (decrease) in VAT and taxes payable		(3,282)	137	(2,215)
Minority interest	15	1,039	5,139	3,654

Net cash provided from operating activities		151,984	152,026	116,143

Cash flows from financing activities
Proceeds from short term bank financing		185,000	83,307	57,324
Loans to related companies		—	—	(5,275)
Payment of dividends		(51,732)	(25,706)	(21,361)
Repayment of bank financing		(6,000)	(192,696)	(82,559)

Net cash used in financing activities		127,268	(135,095)	(51,871)

Cash flows from investing activities
Sales of property, plant and equipment		2,546	741	264
Sales of investments in related companies		—	69,337	—
Sales of other investments		—	210	542
Other investing income		1,345	877	7,699
Additions to property, plant and equipment		(185,603)	(51,758)	(55,084)
Capitalized interest		(5,140)	(1,708)	(2,149)
Purchase of investments in related companies, net of cash acquired		(12,026)	(37,079)	(11,150)
Purchase of other investments		(2)	(13)	(210)
Other disbursements		(666)	—	(56)

Net cash used in investing activities		(199,546)	(19,393)	(60,144)

Effect of inflation on cash and cash equivalents		1,497	(58)	(59)
Net change in cash and cash equivalents		81,203	(2,520)	4,069
Beginning balance of cash and cash equivalents		66,753	69,273	65,204

Ending balance of cash and cash equivalents	2e)	147,956	66,753	69,273

Supplemental cash flow information:
Interest paid		20,315	18,986	22,379
Income taxes paid		22,330	2,466	2,347
apital lease obligations incurred during the year		—	—	98

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros - “SVS”) on March 18, 1983. The Company is regulated by the SVS as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in December 1995.

References herein to “Parent Company” are to Sociedad Química y Minera de Chile S.A. and references herein to the “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A. together with its consolidated subsidiaries and the companies in which Sociedad Química y Minera de Chile S.A. holds significant equity interests.

The Company is an integrated producer and distributor of specialty fertilizers, iodine, lithium and other industrial chemicals. The Company extracts natural resources and develops them into products, which it then distributes to more than 100 countries.

Note 2 - Summary of Significant Accounting Policies

a)       Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in US dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with accounting Chilean GAAP do not conform with accounting principles generally accepted in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”).

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

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

a)      Basis for the preparation of the consolidated financial statements (continued)

The majority-owned subsidiaries of the SQM S.A. as of December 31, 2005, 2004 and 2003 are as follows:

	Direct or indirect ownership

	2005	2004	2003

Foreign subsidiaries:	%	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00	100.00
Soquimich SRL (Argentina)	100.00	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00	100.00
North American Trading Company (USA)	100.00	100.00	100.00
SQM Peru S.A.	100.00	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00	100.00
SQM Ecuador S.A.	100.00	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00	100.00
SQM Brasil Ltda.	100.00	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00	100.00
SQM Japan K.K.	100.00	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00	100.00
SQM France S.A.	100.00	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00	100.00
SQM Indonesia	80.00	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Venezuela S.A.	100.00	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	100.00	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00	100.00
SQM Nitratos México S.A. de C.V. (Mexico)	51.00	51.00	51.00
SQM Dubai - Fzco (United Arab Emirates).	100.00	—	—
Fertilizantes Naturales S.A. (Spain) (1)	—	50.00	50.00

(1)
Up to December 31, 2004 the Company exerted control over Fertilizantes Naturales S.A. and that entity was included in the consolidation for the years ended December 31, 2004 and 2003. Beginning January 1, 2005, the Company no longer controls this entity and therefore it has been excluded from consolidation for the year ended December 31, 2005.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

a)      Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2005	2004

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.(ex-PCS Yumbes)	100.00	100.00
Comercial Hydro S.A.	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

b)      Periods presented

These consolidated financial statements are presented as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.

c)      Reporting currency and price-level restatement

The financial statements of the Company are prepared in US dollars. As a significant portion of the Company’s operations are transacted in US dollars, the US dollar is considered the currency of the primary economic environment in which the Company operates.

Under Chilean GAAP, the Parent Company and those subsidiaries which maintain their accounting records in US dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation in Chile.

In accordance with Chilean GAAP the financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (3.6% and 2.5% in 2005 and 2004, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-US dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

c)      Reporting currency and price-level restatement (continued)

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Values for the UF are as follows (historical Chilean pesos per UF):

US$

December 31, 2003	28.28
December 31, 2004	31.07
December 31, 2005	35.07

d)      Foreign currency translations

(i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to US dollars at the observed exchange rates determined by the Central Bank of Chile as of each year-end. The observed exchange rates of Chilean pesos were Ch$ 512.50 per US$ 1 at December 31, 2005 and Ch$ 557.40 per US$ 1 at December 31, 2004.

(ii)	Translation of non-US dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in US dollars are translated from the respective local currencies to US dollars in accordance with Technical Bulletin No. 64 and No. 72 issued by the Chilean Association of Accountants (“BT 64 and BT 72”) as follows:

a)	Domestic subsidiaries

For those subsidiaries and affiliates located in Chile that keep their accounting records in price-level adjusted Chilean pesos:

-
Balance sheet accounts are translated to US dollars at the year-end exchange rate without eliminating the effects of price-level restatement. The assets and liabilities were translated into US dollars at the exchange rates as of the respective balance sheet dates of Ch$ 512.50 and Ch$ 557.40 per US$ 1 as of December 31, 2005 and 2004, respectively.

-
Income statement accounts are translated to US dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to US dollars at the average exchange rate for each month.

-	Translation gains and losses, as well as price-level restatement, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1697 of the SVS.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

d)      Foreign currency (continued)

(ii)	Translation of non-US dollar financial statements (continued)

b)	Foreign subsidiaries

The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the US dollar have been translated as follows:

-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

-
Income and expense accounts, except for such accounts that are calculated using historical rates (e.g. depreciation and amortization) are translated at average exchange rates between the US dollar and the local currency.

-	Any foreign currency translation differences are included in the results of operations for the period.

Foreign exchange gains (losses) for the years ended December 31, 2005, 2004 and 2003 amounted to ThUS$ (3,804), ThUS$ (475) and ThUS$ 6,590, respectively and have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing as of December 31, as follows:

	As of December 31,

	2005	2004	2003

Brazilian Real	2.34	2.65	2.89
New Peruvian Sol	3.34	3.47	3.46
Argentine Peso	3.03	2.98	2.96
Japanese Yen	118.07	104.21	107.13
Euro	0.85	0.73	0.79
Mexican Peso	10.71	11.22	11.20
Indonesian Rupee	9,290.00	9,289.97	8,465.00
Australian Dollar	1.36	1.28	1.33
Pound Sterling	0.52	0.52	0.58
South African Rand	6.33	5.80	6.59

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

e)      Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents. As of December 31, cash and cash equivalent are as follows:

	As of December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Cash	13,273	18,559	15,251
Time deposits	1,483	15,854	13,203
Mutual funds	132,303	30,797	38,629
Repurchase agreements	897	1,543	2,190

Total	147,956	66,753	69,273

f)       Time deposits

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, as applicable.

g)     Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)      Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probability of unrecoverability of accounts receivable.

This allowance is presented as a deduction from Trade accounts receivable, Notes receivable and Other accounts receivables.

i)       Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and goods for resale acquired from third parties are stated at average acquisition cost and materials-in-transit are valued at cost. These values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items for which the Company estimates a turnover period in excess of one year, which are classified as other long-term assets.

j)       Income taxes and deferred income taxes

Current income tax provisions are recognized by the group companies on the basis of respective tax regulations in each jurisdiction where the Company operates.

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

j)       Income taxes and deferred income taxes (continued)

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin No. 60 (“BT 60”) and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision at the date of adoption of BT 60, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal.

Deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence it is more-likely-than-not that some portion of the deferred tax assets will not be realized.

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

Estimated years of useful life

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

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. The property rights are usually obtained without initial cost (other than minor filing fees) and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets and are amortized on a straight-line basis over the following twelve months. Values attributable to mining concessions are recorded in property, plant and equipment.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

l)       Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars No. 368 and 1697 and Technical Bulletins No. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional equity share in the net income or net loss of each investee is recognized in non-operating income and expenses in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment resulting from conversions of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos to US dollars is recognized in other reserves within shareholders’ equity (cumulative translation adjustment). Direct and indirect investments in foreign subsidiaries or affiliates are controlled in US dollars.

Investments in which the Company has less than 20% participation, but it has the capacity to exert significant influence over the investment, because SQM’s nominee form part of its Board of Directors, have been valued using the equity method.

m)     Goodwill and negative goodwill

Until December 31, 2003, goodwill was calculated as the excess of the purchase price of companies acquired over book value of their net assets, whereas negative goodwill arose when the net assets acquired exceeded the purchase price. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changes the basis for accounting for goodwill and negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in a business combination in order to determine goodwill or negative goodwill.

Goodwill and negative goodwill resulting from acquisitions of equity method investments are controlled in the same currency in which the investment to which it relates is measured.

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

o)      Mining development cost

Expenses associated with mineral reserves under exploitation are capitalized as part of production cost to inventories. Expenses associated with future reserves are presented within Other long-term assets and are amortized according to estimated reserves of minerals.

p)      Staff severance indemnities

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked based on average employee tenure of 24 years and a real annual discount rate of 8% (9% in 2004 and 2003).

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

q)      Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)       Reverse repurchase agreements

These operations are registered in Other Current Assets at the amount of the purchase. Since the purchase date, the respective interest is recognized on accrual basis in accordance with SVS Circular No. 768.

s)      Dividends

Dividends are generally declared in US dollars but are paid in Chilean pesos.

t)       Derivative contracts

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

v)       Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 issued by the SVS, computer systems acquired by the Company are recorded at cost.

w)      Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

x)      Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 3 - Accounting Changes

During the year ended December 31, 2005, the Company changed the discount rate used for the determination of staff severance indemnities provision from 9% applied in the years ended December 31, 2003 and 2004 to 8%. This change gave rise to a higher charge to income for the year ended December 31, 2005 of ThUS$ 678.

During the year ended December 31, 2005, the subsidiary SQM Industrial S.A. (formerly PCS Yumbes SCM acquired in December 2004) changed the method of depreciation of certain assets from the unit of production to the straight-line method based on the estimated remaining technical useful lives of the different classes of assets.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 - Current and Long-term Accounts Receivable

a)	Current and long-term accounts receivable and other accounts receivable as of December 31, are detailed as follows:

	Up to 90 days		Between 90 days and 1 year		Total Short-term (net)

	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	105,618	124,724	12,570	7,137	118,188	131,861
Allowance for doubtful accounts					(7,737)	(6,970)
Notes receivable	34,950	38,439	14,772	10,517	48,844	48,192
Allowance for doubtful accounts					(3,459)	(3,243)

Accounts receivable, net					155,836	169,840

Other accounts receivable	9,454	8,908	999	113	10,453	9,021
Allowance for doubtful accounts					(716)	(678)

Other accounts receivable, net					9,737	8,343

Long-term receivables					379	289

b)	Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

At January 1,	10,891	9,985	8,568
Charged to expenses	1,741	3,537	2,216
Deductions (release)	(1,097)	(2,937)	(1,372)
Exchange rate differences	377	306	332
Companies not previously consolidated	—	—	241

At December 31,	11,912	10,891	9,985

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 - Current and Long-term Accounts Receivable (continued)

(c)	Consolidated Current and Long-term Receivables – by Geographic Location as of December 31, are detailed as follows:

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net current trade accounts receivable Balance	35,860	31,490	26,345	40,914	7,069	3,489	27,433	36,273	13,744	12,725	110,451	124,891
% of total	32.47%	25.21%	23.85%	32.76%	6.40%	2.79%	24.84%	29.05%	12.44%	10.19%	100.00%	100.00%

Net current notes receivable balance	38,016	39,065	2,826	2,524	563	515	357	120	3,623	2,725	45,385	44,949
% of total	83.76%	86.91%	6.23%	5.62%	1.24%	1.15%	0.79%	0.26%	7.98%	6.06%	100.00%	100.00%

Net current other accounts receivable Balance	4,631	3,558	1,504	1,943	11	2	3,064	2,591	527	249	9,737	8,343
% of total	47.56%	42.65%	15.45%	23.29%	0.11%	0.02%	31.47%	31.06%	5.41%	2.98%	100.00%	100.00%

Total net current accounts receivable Balance	78,507	74,113	30,675	45,381	7,643	4,006	30,854	38,984	17,894	15,699	165,573	178,183
% of total	47.42%	41.59%	18.53%	25.47%	4.62%	2.25%	18.62%	21.88%	10.81%	8.81%	100.00%	100.00%

Long-term accounts receivable, net Balance	322	199	—	75	42	—	—	—	15	15	379	289
% of total	84.96%	68.86%	—	25.95%	11.08%	—	—	—	3.96%	5.19%	100.00%	100.00%

Total current and long-term accounts receivable, net Balance	78,829	74,312	30,675	45,456	7,685	4,006	30,854	38,984	17,909	15,714	165,952	178,472
% of total	47.50%	41.64%	18.48%	25.47%	4.63%	2.24%	18.60%	21.84%	10.79%	8.81%	100.00%	100.00%

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions that are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of December 31, 2005 and 2004 are as follows:

	Short-term		Long-term

	2005	2004	2005	2004

Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	1,948	3,583	—	—
Nutrisi Holding N.V.	1,432	1,653	—	—
Generale de Nutrition Vegetale S.A.	132	132	—	—
Abu Dhabi Fertilizer Ind. WLL	3,354	5,284	2,000	—
NU3 B.V.	467	607	—	—
Doktor Tarsa - SQM Turkey	12,688	4,813	—	—
Fertilizantes Naturales S.A.	5,887	—	—	—
Sales de Magnesio S.A.	72	52	—	—
Soc.Inv. Pampa Calichera S.A.	4	—	—	—
Sac S.A.	4	—	—	—
Ajay North America LLC	2,420	—	—	—
PCS Sales Inc.	—	31	—	—
Impronta SRL	5,042	2,568	—	—
Adubo Trevo S.A.	16	16	—	—
Yara International Asia Trade	1,359	1,682	—	—
Yara East Africa Limited	681	—	—	—
Yara Poland Sp. z o.o.	103	45	—	—
Yara Benelux B.V.	222	237	—	—
Yara Hellas S.A.	116	80	—	—
Yara International Australia PTY.	670	829	—	—
Yara UK Ltd.	132	144	—	—
Yara GMBH & CO KG	148	96	—	—
Yara Colombia Ltda.	1,480	355	—	—
Yara Fertilizers (Philippines)	60	—	—	—
Yara Fertilizers (New Zealand)	171	—	—	—
Yara Iberian S.A.	1,958	1,565	—	—
Yara North America LLC	7,727	218	—	—
Yara France BU Africa	1,025	743	—	—
Yara France BU Latin America	—	1,296	—	—
Yara Argentina S.A.	43	—	—	—
Yara Internacional ASA	7,098	—	—	—

Total	56,459	26,029	2,000	—

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of December 31, 2005 and 2004, continued:

	Short-term

	2005	2004

Accounts payable	ThUS$	ThUS$

SQM Industrial S.A.	—	6,645
Charlee SQM Thailand CO.	88	—
NU3 N.V.	813	1,319
Rotem Amfert Negev Limited	—	1,424
Yara Int. Wholesale Sudafrica (South Africa)	362	—
Yara Argentina S.A.	—	4
Yara AB	1	14
Yara Business Suport	4,130	2,761
Yara Internacional ASA	—	446
Yara Fertilizantes Ltda.	575	—
Yara France S.A.	191	1,412
Yara France BU Latin America	1,502	—

Total	7,662	14,025

There were no outstanding long-term accounts payable with related parties as of December 31, 2005 and 2004.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

a)	During 2005, 2004 and 2003, principal transactions with related parties were as follows:

Company	Relationship	Type of Transaction	Amount of Transaction			Impact in income (charge) credit

			2005	2004	2003	2005	2004	2003

			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V.	Indirect	Sales of products	5,018	5,036	4,054	1,892	1,521	1,023
Doktor Tarsa	Indirect	Sales of products	14,977	6,718	5,086	3,872	1,416	1,299
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	3,834	3,932	3,463	1,222	1,126	619
Impronta SRL	Indirect	Sales of products	4,471	4,282	—	1,613	970	—
Ajay Europe S.A.R.L	Indirect	Sales of products	8,017	5,964	6,836	4,743	2,937	2,485
NU3 B.V.	Indirect	Sales of products	6,035	5,904	4,735	2,846	2,276	1,944
Fertilizantes Naturales S.A.	Indirect	Sales of products	19,916	—	—	6,663	—	—
Ajay North America LLC.	Indirect	Sales of products	12,401	8,519	6,909	7,031	4,009	1,921
Sales de Magnesio Ltda.	Indirect	Sales of products	—	333	—	—	152	—
Yara UK Ltd.	Shareholder	Sales of products	1,276	1,060		485	315	—
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	6,782	6,035	5,370	1,984	1,284	1,029
Yara France BU Africa	Shareholder	Sales of products	8,748	917		2,640	253	—
Yara Benelux B.V.	Shareholder	Sales of products	6,698	5,593	5,384	2,385	1,345	1,002
Yara AB Sweden	Shareholder	Sales of products	808	705	561	284	184	165
Yara International Australia Pty Ltd.	Shareholder	Sales of products	2,853	2,530	1,722	999	682	456
Yara Iberian S.A.	Shareholder	Sales of products	8,900	6,665	4,739	3,060	1,638	801
Yara Colombia Ltda.	Shareholder	Sales of products	5,004	3,537	2,760	1,543	777	715
Yara Poland Sp. z o.o.	Shareholder	Sales of products	1,623	1,525		703	512	—
Yara GMBH & Co Kg	Shareholder	Sales of products	1,603	1,381	1,082	635	417	305
Yara France	Shareholder	Sales of products	7,622	7,755		2,458	1,908	—
Yara France S.A.	Shareholder	Sales of products	209	1,729	6,054	73	478	1,222
Yara Hellas S.A.	Shareholder	Sales of products	1,448	1,022	1,138	473	252	225
Yara France BU Latin America	Shareholder	Sales of products	1,192	2,296	—	288	680	—
Yara Argentina S.A.	Shareholder	Sales of products	9,441	7,724	6,425	2,658	1,629	1,271
Adubo Trevo S.A.	Shareholder	Sales of products	3,991	5,564	5,148	1,746	1,512	1,816
PCS Yumbes SCM (currently SQM Industrial S.A.) (1)	Shareholder	Sales of products	—	7,221	13,617	—	3,414	8,463
PCS Yumbes SCM (currently SQM Industrial S.A.) (1)	Shareholder	Purchases of products	—	29,466	25,558	—	—	—
Yara Internacional ASA.	Shareholder	Sales of products	8,250	340	2,991	2,120	120	195
Yara North America	Shareholder	Sales of products	43,386	40,491		13,137	8,317	—
Yara International Wholesale	Shareholder	Sales of products	20,013	—		5,733	—	—
Yara Business Support	Shareholder	Services	4,129	2,761	2,093	(4,129)	(2,761)	(2,093)
Yara Planta Nutrition, Cis Reg.	Shareholder	Sales of products	—	—	1,070	—	—	449
Yara East Africa	Shareholder	Sales of products	1,311	—		474	—	—

(1)
On December 23, 2004, SQM acquired 100% participation in PCS Yumbes SCM (currently SQM Industrial S.A.) (see Note 8) and consequently that entity ceased to be related party and instead is included in consolidated financial statements of SQM.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 6 - Inventories

Inventories are summarized as follows:

	As of December 31,

	2005	2004

	ThUS$	ThUS$

Finished products	207,195	165,436
Work in process	102,187	96,616
Supplies	17,850	12,550

Total	327,232	274,602

Note 7 - Property, Plant and Equipment

Property, plant and equipment as of December 31, are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Land
Land	20,003	20,003
Mining Concessions	44,784	44,223

	64,787	64,226

Buildings and infrastructure
Buildings	174,843	163,075
Installations	173,326	343,168
Construction-in-progress	136,225	47,727
Other	177,141	587

	661,535	554,557

Machinery and Equipment
Machinery	445,683	415,801
Equipment	121,086	99,417
Project-in-progress	9,832	16,278
Other	17,809	18,671

	594,410	550,167

Other property, plant and equipment
Tools	8,804	8,019
Furniture and office equipment	12,315	12,339
Projects in progress	14,180	10,876
Other	7,653	12,836

	42,952	44,070

Amounts relating to technical revaluation of property, plant and equipment
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,091	12,091
Other assets	53	53

	61,422	61,422

Total property, plant and equipment	1,425,106	1,274,442

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 - Property, Plant and Equipment (continued)

Less: Accumulated depreciation
Buildings and infrastructure	(257,063)	(230,740)
Machinery and equipment	(319,388)	(295,584)
Other property, plant and equipment	(18,466)	(19,012)
Technical appraisal	(35,542)	(34,344)

Total accumulated depreciation	(630,459)	(579,680)

Net property, plant and equipment	794,647	694,762

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was as follows:

	For the year ended December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Buildings and infrastructure	(30,286)	(26,547)	(26,492)
Machinery and equipment	(37,108)	(33,552)	(32,022)
Other property, plant and equipment	(1,462)	(1,300)	(1,471)
Technical revaluation	(1,198)	(1,291)	(1,743)

Total depreciation	(70,054)	(62,690)	(61,728)

The Company has capitalized assets obtained through leasing, which are included in other property, plant and equipment and are as follows:

	As of December 31,

	2005	2004

	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Leased vehicles	98	98
Accumulated depreciation	(525)	(468)

Total assets in leasing	1,561	1,618

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments totaling to ThUS$ 98.

Note 8 - Investments in Related Companies

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated any instruments as net investment hedges of its foreign investments.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)
Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related companies in the years 2003-2005

•
Up to December 31, 2004, the financial statements of Fertilizantes Naturales S.A. (“Fenasa”) in which SQM has 50% participation were included in consolidation given that the Company maintained the control over that entity (managed its financial and operating policies) based on ability to appoint General Manager. Beginning January 2005, the Company lost its ability to control Fenasa and consequently it has been excluded from consolidation. The Company accounted for its investment in that entity for the year ended December 31, 2005 using equity method.

•
In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its related company Misr Specialty Fertilizers. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which does not significantly differ from its fair value determined at that date. This operation gave rise to no goodwill or negative goodwill.

•
In April 2005, the subsidiary SQM Corporation N.V. acquired additional 13% participation in of the affiliate Abu Dhabi Fertilizers for a sum of ThUS$484. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers as of December 31, 2004, which does not significantly differ from its fair value at that date. This operation gave rise to no goodwill or negative goodwill.

•
On August 9, 2005, SQM Nitratos S.A. and SQM S.A. acquired 99 and 1 shares, respectively of Kemira Emirates Fertilizer Company - Fzco for ThUS$ 9,282 paid in cash at the date of the acquisition. Acquired shares represent in total 100% of the capital of that entity. In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the SVS, the preliminary valuation of identifiable assets and liabilities of Kemira Emirates Fertilizer Company - Fzco as of July 31, 2005 was performed. Such valuation indicated that those fair values do not significantly differ from assets’ and liabilities’ carrying amounts at that date. Goodwill determined on the acquisition amounted to ThUS$ 2,058 and will be amortized over a period of 20 years.

The Company will continue to review valuation of assets acquired and liabilities assumed and may make adjustments to the purchase accounting within 1 year from the date of the acquisition in accordance with paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

Subsequent to the acquisition Kemira Emirates Fertilizer Company - Fzco changed its name to SQM Dubai - Fzco.

•
In September 2005, the subsidiary Soquimich European Holding B.V. and Charlee Industries Co, Ltd. incorporated Charlee SQM (Thailand) Co. Ltd. Soquimich European Holding B.V. contributed ThUS$ 800 for 40% participation in Charlee SQM (Thailand) Co. Ltd. This operation did not generate any negative goodwill or goodwill.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related companies in the years 2003-2005

•	At the Fifth General Extraordinary Shareholders’ Meeting of SQM Nitratos S.A. held on October 31, 2005, the shareholders unanimously agreed the following:

-	Change the line of business of SQM Nitratos S.A. with the purpose of limiting it to mining exploitation operations.
-	Spin-off SQM Nitratos S.A. in two companies, SQM Nitratos S.A., which maintains its name and a newly incorporated company SQM Procesos S.A.
-	This spin-off will be effective on January 1, 2006.

•
On December 23, 2004, SQM S.A. and SQM Nitratos S.A. acquired 43,733,165 and 2,000 shares, respectively (equivalent to 99.9954% and 0.0046% participation, respectively), of PCS Yumbes SCM for ThUS$ 39,707. Subsequent to the acquisition (in December 2005) PCS Yumbes SCM changed its name to SQM Industrial S.A.

In accordance with BT 72 the Company began preliminary assignation of acquisition costs to assets acquired and liabilities assumed based on their fair values. For the purposes of preparation of financial statements as of December 31, 2004 the Company estimated fair values of net assets acquired at ThUS$ 27,070 as presented in the table below and recorded goodwill on acquisition amounting to ThUS$ 12,637. Therefore, the assets, liabilities and equity incorporated in the consolidation at their respective fair values as of December 31, 2004 were as follows:

	Book value	Adjustments	Fair value

	ThUS$	ThUS$	ThUS$
Current assets	10,958	—	10,958
Property, plant and equipment	25,708	(7,954)	17,754
Other assets	293	—	293
Current liabilities	1,935	—	1,935
Equity	35,024	(7,954)	27,070

The Company continued to review the valuation during 2005 in accordance with the term allowed to adjust effects of purchase accounting established in paragraph 66 of Technical Bulletin No. 72. Accounts that presented major differences comparing to preliminary valuation were property, plant and equipment. This resulted from the determination that certain assets were in poorer operating conditions that was previously thought. In addition, in accordance with paragraph 22 of Technical Bulletin No. 33 issued by the Chilean Association of Accountants, the Company has determined that certain property, plant and equipment acquired will be disposed of. For these assets, depreciation was suspended and they were adjusted to net estimated realizable value where applicable. The new valuation considered background information obtained in a valuation survey conducted by external experts and qualified personnel from the Company, who conducted a full review of the status of the assets and determined fair and the net realizable values.

Adjustments made to assets’ values resulted in increase of goodwill to US$ 22,255. Goodwill determined will be amortized over a term of 20 years. The amortization expense for the year ended December 31, 2005 amounted to ThUS$ 1,072.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related companies in the years 2003-2005

Assets, liabilities and equity of SQM Industrial S.A. included in consolidation at their respective fair values as of December 31, 2005 are detailed as follows:

Book value

ThUS$

Current assets	28,495
Property, plant and equipment	9,710
Other assets	672
Current liabilities	26,795
Long-term liabilities	23
Equity	12,059

•
In January, April and October 2004, the subsidiary Soquimich European Holding B.V. made a capital contributions totaling to ThUS$ 1,425 to its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular No. 1697, the investment in Misr Specialty Fertilizers was valued using the book value of net assets as of the dates of contributions, which did not differ significantly from its fair value determined as of that dates.

•
At the shareholders’ meeting of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and received the same ownership percentage in the new company.

On August 13, 2004, SQM S.A. transferred all 653,748,837 shares held in Inmobiliaria San Patricio S.A. to Blue Circle South American Holding S.A. This transfer was performed in accordance with the contract for acquiring shares of Empresas Melón in 1998.

On August 18, 2004, 653,748,837 shares of Empresas Melón S.A. representing all the shares held at the time by the Company (14.05% participation) were sold in a public auction on the Santiago Stock Exchange for ThUS$ 69,337. The proceeds were received in cash and a gain on sale of ThUS$ 8,179 was recorded in income (includes also effect of the transfer of shares in Inmobiliaria San Patricio S.A. to Blue Circle South American Holding S.A.).

•	On November 18, 2004, the subsidiary Soquimich European Holding B.V. contributed ThUS$ 268 to a joint venture with SQM Eastmed Turkey.

•
On January 27, 2003, SQM Comercial de México S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its share capital. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a 100% subsidiary of SQM. This transaction generated goodwill of ThUS$ 279. Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de México S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction did not produce goodwill.

•
On March 30, 2003, Soquimich European Holding acquired 50% ownership of Mineag SQM Africa Ltd. from Ravlin Investment Limited for ThUS$ 990. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM. This transaction did not produce goodwill.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related companies in the years 2003-2005

•
On April 28, 2003, SQM Comercial S.A. (“SQMC”) acquired from Norsk Hydro ASA, 819,999 shares in Norsk Hydro Chile S.A. Simultaneously SQM Comercial Internacional Ltda., a subsidiary of SQMC, acquired the one remaining share in Norsk Hydro Chile S.A. and SQMC became the sole owner of 100% ownership of Norsk Hydro Chile S.A. This transaction generated goodwill of ThUS$ 1,282. Subsequently Norsk Hydro Chile changed its name to Comercial Hydro S.A.

•
On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energía y Servicios S.A. The shares amounted to ThUS$ 2,422. This transaction resulted in the consolidation of all the shares of Energía y Servicios S.A. by one shareolder, SQM Nitratos S.A. Consequently under Chilean law, Energía y Servicios S.A. was dissolved and SQM Nitratos S.A. assumed all its assets and liabilities.

•	On November 10, 2003, SQM Nitratos S.A. and SQM S.A. liquidated the subsidiary SQM Colombia Limitada.

•	On November 18, 2003, the subsidiary Soquimich European Holding BV, provided capital of ThUS$ 676 to initiate a joint venture with the company Misr Specialty Fertilizer in Egypt.

c)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation but the capacity to exert significant influence, because SQM forms part of Board of Directors, have been accounted for using the equity method.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

d)           Detail of investments in related companies

Company			Ownership interest as of December 31,			Equity of investment as of December 31,		Net income (loss) for the year ended			Carrying value as of December 31,		Equity participation in net income (loss) for the year December 31,
		Currency
		of origin	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004	2005	2004	2003

			%	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Ajay North America LLC	USA	US$	49.00	49.00	49.00	13,372	11,726	2,810	940	378	6,271	5,746	1,377	461	185
SQM Lithium Specialties LLC (1)	USA	US$	—	—	100.00	—	—	—	—	(2,858)	—	—	—	—	—
Nutrisi Holding N.V.	Belgium	US$	50.00	50.00	50.00	6,658	5,559	1,609	1,480	1,104	3,329	2,649	805	724	520
Misr Specialty Fertilizers	Egypt	US$	47.49	47.49	25.00	4,504	3,803	(708)	(789)	—	2,139	1,806	(336)	(375)	—
Ajay Europe S.A.R.L.	France	US$	50.00	50.00	50.00	5,086	4,646	1,063	140	—	2,258	2,323	532	70	—
Doktor Tarsa	Turkey	Euros$	50.00	50.00	50.00	4,876	2,170	429	590	738	2,438	1,085	214	295	369
Abu Dhabi Fertilizer Industries WLL Industries WLL	UAE	US$	50.00	37.00	37.00	3,520	3,227	13	84	174	1,760	1,194	6	31	64
Charlee SQM Thailand Co. Ltd.	Thailand	US$	40.00	—		2,000	—	—	—	—	800	—	—	—	—
Impronta SRL	Italia	Euros$	50.00	50.00	50.00	1,778	1,016	(281)	342	755	889	508	(141)	171	377
Sales de Magnesio Ltda.	Chile	Ch$	50.00	50.00	50.00	844	518	259	480	155	422	259	130	240	78
SQM Eastmed Turkey	Turkey	Euros$	50.00	50.00	—	464	536	—	—	—	232	268	—	—	—
Rui Xin Packaging Materials Sanhe Co.Ltd.	China	US$	25.00	25.00	25.00	—	482	—	—	—	—	121	—	—	—
Fertilizantes Naturales S.A.	Spain	Euros$	25.00	—		430	—	37	—	—	108	—	9	—	—
Empresas Melón S.A.	Chile	—	—	—	14.05	—	—	—	—	28,005	—	—	—	2,905	3,935
Inmobiliaria San Patricio S.A.	Chile	—	—	—	—	—	—	—	—	—	—	—	—	(12)	—
Asociación Garantizadora dePensiones	Chile	Ch$	3.31	3.31	3.31	908	835	—	—	—	30	28	—	—	—

											20,676	15,987	2,596	4,510	5,528

(1)	SQM Lithium Specialties LLC was company in development stage up to June 2004 and its net loss for the year 2003 was included directly in Other reserves in equity.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 9 - Goodwill and Negative Goodwill

Goodwill, negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,

Company	2005	2004	2003	2005	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Doktor Tarsa	18	76	69	—	23
Soquimich Comercial S.A.	122	150	150	—	122
Empresas Melón S.A.	—	324	503	—	—
SQM Salar S.A.	40	43	43	—	40
SQM México S.A. de C.V.	56	56	56	891	947
SQM Potassium S.A.	144	144	144	1,591	1,735
Comercial Caiman Internacional S.A.	23	23	23	154	177
Fertilizantes Olmeca S.A. de C.V.	56	56	56	111	167
Comercial Hydro S.A.	176	140	90	1,294	1,305
Saftnits Pty Ltd.	290	61	—	—	317
SQM Dubai – FZCO	73	—	—	1,985	—
SQM Industrial S.A. (1)	1,072	—	—	21,183	12,637

Total	2,070	1,073	1,134	27,209	17,470

(1)
As described in note 8 b), review of preliminary estimation of fair values of assets acquired and liabilities assumed in transaction of purchase of PCS Yumbes SCM (currently SQM Industrial S.A.) performed during 2005 resulted in adjustments to amounts previously determined and in consequence increase in value of goodwill.

b)	Negative Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,

Company	2005	2004	2003	2005	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SQM Salar S.A.	—	—	167	—	—
Minera Mapocho S.A.	203	203	203	68	271

Total	203	203	370	68	271

Note 10 - Other Long-term Assets

Other long-term assets are summarized as follows as of December 31, 2005 and 2004:

	2005	2004

	ThUS$	ThUS$
Engine and equipment spare-parts, net	19,289	24,734
Mine development costs	24,282	23,208
Pension plan	1,133	1,165
Construction of Salar-Baquedano road (1)	1,410	1,650
Deferred loan issuance costs	323	866
Other	1,722	1,518

Total	48,159	53,141

(1)	Amortized on a straight line basis over a period of 30- years.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 11 - Bank Debt

a)            Short-term bank debt as of December 31, is detailed as follows:

	2005	2004

Bank or financial institution	ThUS$	ThUS$
Banco de Crédito e Inversiones	65,017	—
Banco Santander Santiago	20,005	—
Banco de Chile	—	6,019
CAM Caja Ahorros Mediterráneo	—	698
Fortis Bank	—	836
BBVA banco Bilbao Vizcaya Argentaria	—	240
Banco Atlántico	—	162

Total	85,022	7,955

Annual average interest rate	4.65%	2.48%

b)            Long-term bank debt as of December 31, is detailed as follows:

	2005	2004

Bank or financial institution	ThUS$	ThUS$
Union Bank of Switzerland (1)	204,577	204,577
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,303	—

Total	304,880	204,577

Less: current portion	(204,880)	(4,577)

Long-term portion	100,000	200,000

(1)	US dollar-denominated loan, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.

(2)	US dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, paid quarterly. The principal is due on March 3, 2010.

c)            The maturity of long-term debt as of December 31, is as follows:

	2005	2004

Years to maturity	ThUS$	ThUS$
Current portion (due within 1 year)	204,880	4,577
1 to 2 years	—	200,000
2 to 3 years	—	—
3 to 5 years	100,000	—

Total	304,880	204,577

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 12 - Accrued Liabilities and Provisions

As of December 31, 2005 and 2004, accrued liabilities are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Provision for royalties	1,855	1,360
Provision for employee compensation and legal costs	7,145	1,570
Taxes and monthly income tax installment payments	2,909	861
Vacation accrual	8,126	6,932
Accrued employee benefits	186	216
Marketing expenses	246	246
Other accruals	3,283	1,082

Total current liabilities	23,750	12,267

Note 13 - Current and Deferred Income Taxes

a)
As of December 31, 2005 and 2004, the Company has the following consolidated balances for distributable retained taxed earnings, income not subject to taxes, tax loss carry-forwards and credits for shareholders:

	2005	2004

	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	206,777	86,518
Accumulated tax basis retained earnings without tax credit	93,732	—
Tax loss carry-forwards (1)	232,644	225,638
Credit for shareholders	42,046	17,355

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

The corporate income tax rate in Chile was 17% in 2005 and 2004 and 16.5% in 2003.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 13 - Current and Deferred Income Taxes (continued)

b)           Deferred taxes

The deferred taxes as of December 31, 2005 and 2004 represented a net liability of ThUS$ 36,367 and ThUS$ 42,022, respectively, and consisted of:

As of December 31, 2005	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,345	—	—	—
Other long-term provisions	—	620	—	—
Vacation accrual	1,322	—	—	—
Unrealized gain on sale of products	15,053	—	—	—
Provision for obsolescence of long-term assets	—	2,075	—	—
Production expenses	—	—	18,123	—
Accelerated depreciation	—	—	—	58,031
Exploration expenses	—	—	—	5,375
Capitalized interest	—	—	—	6,040
Staff severance indemnities	—	—	—	2,448
Accrued expenses	—	—	—	147
Tax losses carry-forwards	—	40,624	—	—
Accrued interest	149	—	—	—
Fair value acquisition adjustments	—	2,535	—	—
Other	1,462	3,834	—	182

Total gross deferred taxes	19,331	49,688	18,123	72,223
Complementary accounts	—	(4,692)	(1,508)	(23,850)
Valuation allowance	(188)	(35,518)	—	—

Deferred taxes	19,143	9,478	16,615	48,373

Total deferred taxes, net	2,528	—	—	38,895

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 13 – Current and Deferred Income Taxes (continued)

b)            Deferred taxes (continued)

As of December 31, 2004	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,324	—	—	—
Other long-term provisions	—	386	—	—
Vacation accrual	1,165	—	—	—
Unrealized gain on sale of products	8,748	—	—	—
Provision for obsolescence of long-term assets	—	1,835	—	—
Production expenses	7,872	—	23,044	—
Accelerated depreciation	—	—	—	53,890
Exploration expenses	—	—	—	5,336
Capitalized interest	—	—	—	5,849
Staff severance indemnities	—	467	—	2,028
Capitalized expenses	—	—	—	344
Tax losses carry-forwards	—	36,472	—	—
Losses on derivative transactions	85	—	—	—
Accrued interest	130	—	—	—
Other	1,466	1,856	217	179

Total gross deferred taxes	20,790	41,016	23,261	67,626
Complementary accounts	—	(5,815)	(2,584)	(25,955)
Valuation allowance	(8,046)	(27,619)	—	—

Deferred taxes	12,744	7,582	20,677	41,671

Total deferred taxes, net	—	—	7,933	34,089

c)            Income tax expense for the years ended December 31, 2003, 2004 and 2005 is summarized as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Provision for current income tax	(37,428)	(14,435)	(2,829)
Effect of deferred tax assets and liabilities	10,844	(6,613)	(7,731)
Adjustment for tax expense (previous year)	(945)	(144)	56
Effect of amortization of complementary accounts	(3,084)	(6,022)	(5,917)

Effect on deferred tax assets and liabilities due to changes in valuation allowance	(1,350)	—	236
Other tax charges and credits	(564)	(94)	129

Total income tax expense	(32,527)	(27,308)	(16,056)

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 14 – Staff Severance Indemnities

Staff severance indemnities as of December 31, are summarized as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Opening balance	11,875	10,127	9,143
Increases in obligation	5,193	3,301	2,283
Benefits paid	(3,379)	(2,245)	(2,802)
Foreign currency translation	1,000	692	1,503
Other changes	1,726	—	—

Balance as of December 31	16,415	11,875	10,127

Note 15 – Minority Interest

Minority shareholders’ participation in the shareholders’ equity and results of the Company’s subsidiaries as of each year-end is as follows:

	Participation in equity as of December 31,		Participation in income (loss) for the years ended December 31,

	2005	2004	2005	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	32,234	30,741	(84)	(4,442)	(3,107)
Ajay SQM Chile S.A.	3,200	3,313	(827)	(488)	(250)
Cape Fear Bulk LLC	93	146	(118)	(144)	(94)
SQM Italia S.R.L	23	20	(3)	2	—
SQM Nitratos México S.A. de C.V.	(39)	(46)	(7)	(37)	86
Fertilizantes Naturales S.A.	—	258	—	(32)	(63)
SQM Indonesia S.A.	(2)	(2)	—	2	(1)
Mineag SQM Africa Ltda.	—	—	—	—	(225)

Total	35,509	34,430	(1,039)	(5,139)	(3,654)

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 16 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

	Number of shares	Paid-in capital ThUS$	Other reserves ThUS$	Accumulated deficit of subsidiaries in development stage ThUS$	Retained earnings ThUS$	Net income ThUS$	Total ThUS$

Balance as of January 1, 2003	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662
Transfer 2001 net income to retained earnings	—	—	—	—	40,202	(40,202)	—
Declared dividends 2003	—	—	—	—	(19,894)	—	(19,894)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(2,858)	—	—	(2,858)
Other comprehensive income (2)	—	—	16,309	—	—	—	16,309
Net income	—	—	—	—	—	46,753	46,753

Balance as of December 31, 2003	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972

Balance as of January 1, 2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,851)	—	—	(1,851)
Other comprehensive income (2)	—	—	9,467	—	—	—	9,467
Net income for the year	—	—	—	—	—	74,232	74,232

Balance as of December 31, 2004	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628

Balance January 1, 2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer 2004 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Declared dividends 2005	—	—	—	—	(48,118)	—	(48,118)
Other comprehensive income (2)	—	—	6,400	—	—	—	6,400
Net income for the year	—	—	—	—	—	113,506	113,506

Balance as of December 31, 2005	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416

(1)
The only subsidiary that was in a development stage during 2003 and 2004 was SQM Lithium Specialties LLC and therefore was not included in the consolidation. The equity value of this investment was recorded under caption Investments in related companies and the proportional share of the accumulated deficit during the development stage was included in Other reserves within shareholders’ equity. Since July, 2004 results of this entity are included in the consolidated financial statements.

(2)
Movements of Other comprehensive income during the years ended December 31, 2003, 2004 and 2005 include cumulative translation adjustment related to Chilean investments measured in Chilean pesos, foreign investments and the effect of changes in the valuation of the Company’s pension plan. Details are presented in point b) below.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 16 – Shareholders’ Equity (continued)

b)	Other comprehensive income in the years ended December 31, 2003, 2004 and 2005 and other reserves balance as of December 31, 2004 and 2005 are as follows:

	For the year ended December 31,			As of December 31,

	2005	2004	2003	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Technical appraisal	—	—	—	151,345	151,345
Changes in other comprehensive income related to investments:
Soquimich Comercial S.A. (1)	5,522	3,242	6,421	6,268	746
Isapre Norte Grande Ltda. (1)	—	14	—	(83)	(83)
Inversiones Augusta S.A. (1)	—	—	—	(761)	(761)
SQM Ecuador S.A.1	—	—	—	(271)	(271)
Almacenes y Depósitos Ltda.(1)	78	34	1	22	(56)
Asociación Garantizadora de Pensiones (1)	2	2	2	(11)	(13)
Empresas Melón S.A. (1)	—	6,190	9,446	—	—
Sales de Magnesio Ltda. (1)	7	—	69	59	52
SQM North America Corp. (2)	792	(15)	370	—	(792)
Other Companies (1)	(1)	—	—	719	720

Total other comprehensive income	6,400	9,467	16,309	157,287	150,887

(1)	Corresponds to translation adjustments and price-level restatement
(2)	Corresponds to a change in the valuation of the Company’s pension plan.

c)	Paid-in capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A:		If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B:	(1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
	(2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 – Derivatives Instruments

Derivative instruments are recorded at their fair value as of year-end. Changes in fair value are recognized in income with the asset or liability recorded in Other current assets or liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2005 and 2004, the Company’s derivative instruments are as follows:

2005
Type of derivative	Notional or covered amount ThUS$	Expiration	Risk type	Position Purchase/Sale (P/S)	(Liability)Asset amount ThUS$	Income (loss) effect ThUS$

Currency Option	31,279	1st quarter of 2006	Exchange rate	P	62	62
Currency Option Option	5,747	1st quarter of 2006	Exchange rate	P	(49)	(49)
US dollar Forward	7,726	1st quarter of 2006	Exchange rate	P	(176)	(176)

	44,752				(163)	(163)

2004
Type of derivative	Notional or covered amount ThUS$	Expiration	Risk type	Position Purchase/Sale (P/S)	(Liability)Asset amount ThUS$	Income (loss) effect ThUS$

US dollar Forward	1,013	1st quarter of 2005	Exchange rate	P	(108)	(108)
US dollar Forward	4,629	1st quarter of 2005	Exchange rate	S	110	110
US dollar Forward	399	2nd quarter of 2005	Exchange rate	S	42	42
US dollar Forward	10,004	1st quarter of 2005	Arbitration	P	(539)	(539)
US dollar Forward	5,187	1st quarter of 2005	Exchange rate	S	(207)	(207)
Currency Option	38,721	1st quarter of 2005	Exchange rate	P	(893)	(893)
Currency Option	43,884	2nd quarter of 2005	Exchange rate	P	(1,012)	(1,012)
Currency Option	25,814	3nd quarter of 2005	Exchange rate	P	(595)	(595)
Currency Option	20,651	4st quarter of 2005	Exchange rate	P	(476)	(476)

	150,302				(3,678)	(3,678)

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 18 – Non-Operating Income and Expenses

a)	Details of non-operating income for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Interest income	5,530	3,650	2,957
Equity participation in net income of unconsolidated investees	3,073	4,897	5,529
Insurance recoveries	213	546	154
Write-off of liabilities	2,204	388	422
Net foreign exchange gain and price-level restatement	—	—	6,590
Sale of mining concessions	298	635	135
Sale of materials and services	438	190	628
Gain on sale of investments in related companies	—	8,179	—
Rental of property, plant and equipment	1,015	774	736
Compensation obtained from third parties	737	—	—
Payment discounts obtained from suppliers	1,026	452	606
Other income	1,899	1,118	897

Total	16,433	20,829	18,654

b)	Details of non-operating expenses for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Interest expense	16,663	18,782	21,777
Net foreign currency exchange loss and price-level restatement	3,804	475	—
Non-capitalizable exploration project expenses and provisions for damages and liquidation of assets	13,489	9,262	8,965
Equity participation in net losses of unconsolidated investees	477	387	1
Amortization of goodwill	2,070	1,073	1,134
Work disruption expenses	584	568	1,640
Increase in provision for employee compensation and legal costs	7,986	533	1,442
Change of discount rate for staff severance indemnities provision	678	—	—
Allowances for materials, spare parts and supplies	1,188	1,628	881
Allowance for doubtful accounts	151	2,500	687
Non-recoverable taxes	647	531	690
Consulting services	314	175	282
Donations	896	533	235
Penalties	238	161	415
Other expenses	1,570	1,812	1,664
Total	50,755	38,420	39,813

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 19 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations for the year ended December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Property, plant and equipment	239	173	60
Other assets and liabilities	(248)	(286)	193
Shareholders’ equity	(2,846)	(1,577)	(459)

Subtotal price-level restatement	(2,855)	(1,690)	(206)

Net adjustment of assets and liabilities denominated in UF	—	(23)	188

Net price-level restatement	(2,855)	(1,713)	(18)

Note 20 – Assets and Liabilities Denominated in Foreign Currencies and Indexation Units

As of December 31, 2004 and 2005, assets and liabilities denominated in foreign currency and indexation units are as follows:
	As of December 31,

	2005	2004

	ThUS$	ThUS$
Assets
Chilean pesos	81,583	81,886
US dollars	1,433,629	1,175,983
Euros	24,742	30,996
Japanese Yen	6,466	3,889
Brazilian Real	304	348
Mexican pesos	11,331	6,926
UF	57,906	49,785
South African Rand	9,321	9,214
Dirhams	11,954	—
Other currencies	3,332	2,345
Current liabilities
Chilean pesos	65,355	51,877
US dollars	347,141	54,437
Euros	5,369	10,927
Japanese Yen	133	75
Brazilian Real	1,245	796
Mexican pesos	3,230	9,696
UF	3,544	1,177
South African Rand	1,792	2,140
Dirhams	411	—
Other currencies	48	119
Long-term liabilities
Chilean pesos	16,358	10,531
US dollars	138,950	235,310
Japanese Yen	—	121
UF	1,065	1,106
Other currencies	2	2

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 21 – Additional cash flow statement information

Amounts included in other investing income in Statements of cash flows are summarized as follows:

	For the years ended December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Loans to employees (made) received, net	(75)	219	3,221
Cash of acquired and newly consolidated entities (1)	911	23	4,343
Sale of mining concessions	509	635	135

Total	1,345	877	7,699

(1)
In 2003 corresponds to the consolidation of newly acquired subsidiaries Mineag SQM Africa Limited, Fertilizantes Olmeca SQM S.A. de C.V. and Comercial Hydro S.A. In 2004 corresponds to consolidation of subsidiary previously being in development stage (SQM Lithium Specialities LLP) and acquisition of PCS Yumbes SCM (currently SQM Industrial S.A.). In 2005 corresponds to acquisition of SQM Dubai - Fzco.

Note 22 – Commitments and Contingencies

I.           Contingencies:

a)           Lawsuits and other legal actions

The Company and its subsidiaries are involved in litigations in the ordinary course of business. Based on the advice of legal counsel, management believes that the results of these litigations will not have a material effect on the consolidated financial statements. Details of the most important litigations of which the Company is party to are provided below:

1.	Plaintiff:	Miguel Negrete Ubeda
	Defendants:	Marco Antonio Ortiz Castillo y SQM Nitratos S.A. and its insurers
	Date of lawsuit:	May 2004
	Court:	First Civil Court of Antofagasta
	Cause:	Work accident
	Instance:	Evidence provided
	Nominal amount:	ThUS$ 150

2.	Plaintiff:	Mario Miles Andrade
	Defendants:	Constructora Fe Grande S.A. and subsidiary and jointly and severally SQM S.A. and its insurers
	Date of lawsuit:	June 2005
	Court:	Labor Court of Antofagasta
	Cause:	Work accident
	Instance:	The demand has been contested
	Nominal amount:	ThUS$ 270

3.	Plaintiff:	Gabriela Véliz Huanchicay
	Defendants:	Gilberto Mercado Barreda and subsidiary and jointly and severally
SQM Nitratos S.A. and its insurers
	Date of lawsuit:	August 2005
	Court:	4th Civil Court of Santiago
	Cause:	Work accident
	Instance:	The demand has been contested
	Nominal amount:	ThUS$ 1,350

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 22 – Commitments and Contingencies (continued)

I.           Contingencies (continued)

a)           Lawsuits and other legal actions (continued):

4.	Plaintiff:	Marina Arnéz Valencia
	Defendants:	Intro Ingeniería Limitada and subsidiary and joint and severally
SQM S.A. and its insurers
	Date of lawsuit:	September 2005
	Court:	Labor Court of Antofagasta
	Cause:	Work accident
	Instance:	Evidence provided
	Nominal amount:	ThUS$ 475

5.	Plaintiff:	Electroandina S.A.
	Defendants:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit:	September 2005
	Court:	Court of arbitration
	Cause:	Early termination or partial modification or temporary suspension of the Electrical Supply Agreement entered on February 12, 1999 by virtue of supposedly unforeseen events that would result in an increase in the cost of or restricted the supply of natural gas from Argentina.
	Instance:	Evidentiary stage
	Nominal amount:	The amount has not been determined yet

6.	Plaintiff:	Juana Muraña Quispe
	Defendants:	Intro Ingenieria Limitada and subsidiary and jointly and severally
SQM S.A. and its insurers
	Date of lawsuit:	October 2005
	Court:	25th Civil Court of Santiago
	Cause:	Work accident
	Instance:	Rejoinder
	Nominal amount:	ThUS$ 1,500

b)          Models for the Production of the María Elena Site

The Company is currently implementing different projects related to the María Elena Site Decontamination Plan (Note 26).

Projects that are being implemented in the María Elena site, a priori, do not generate any significant changes in the current mining reserves or forecasted production volumes.

The final execution of these projects is subject to the approval of environmental impact studies presented in December 2005 to the respective authorities.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 22 – Commitments and Contingencies (continued)

II.          Commitments:

1.
The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This fee that is being paid since the beginning of the agreement in 1996 amounted to ThUS$ 6,752 in 2005 (ThUS$ 4,910 in 2004 and ThUS$ 4,024 in 2003).

2.
The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

3.
Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in similar debt instruments issued on the financial markets, such as maximum indebtedness and minimum equity among others.

Note 23 – Third Party Guarantees

As of December 31, 2005 and 2004 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2005	2004

			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	—	957
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,303	—

Note 24 – Guarantees obtained from third parties

Tattersall Comercial S.A. has made several guarantees of up to ThUS$ 1,000 to assure compliance of its obligations related to commercial mandate agreement for the distribution and sale of fertilizers with Soquimich Comercial S.A.

Note 25 – Sanctions

During 2005, 2004 and 2003, the SVS did not apply sanctions to the Company, its directors or managers.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 26 – Environmental Projects

Disbursements incurred by the Company during the years ended December 31, 2005, 2004 and 2003 relating to investments in production processes and compliance with environmental regulations related to industrial processes and facilities are as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Project
Environmental department	596	544	383
Risk and security management	424	—	—
Dust emission control	962	—	—
Light normalization	378	—	—
Improvement of mining operations	220	—	—
Boratos sewage treatment plant	—	281	555
Tocopilla project	—	615	792
Engineering and building of María Elena piles	—	2,667	2,014
Treatment plant MOP	—	208	208
Other	811	1,242	408

Total	3,391	5,557	4,360

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2005.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at María Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of María Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan was published in Decree No. 37/2004 in March 2004, and it demands to reduce 80% of the emissions for atmospheric particulate material in two years. We design a new project that modifies the milling and screening systems used in the processing of the caliche ore at María Elena facilities, which should allow for the necessary reduction of particulate material emissions. An environmental impact study for the project was presented to the Environment Commission and it was approved through Resolution No. 270 in October 2005, with a construction program of nine months. Upon issuing the approval for the environmental impact study, the Environmental Commission issued Decree N°53975, which authorizes this project as the one through which we will comply with the emission reductions asked for in Decree No. 37/2004. The project is under construction and its start up is scheduled for August 2006.

Company’s ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 26 – Environmental Projects (continued)

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

Note 27 – Significant Events

•
On January 19, 2005, the Company’s Board of Directors informed the SVS that, in an Ordinary Session of the Board on January 18, 2005, they accepted the voluntary and irrevocable resignation of Mr. Avi Milstein as Director and appointed Mr. Daniel Yarur E. in his place.

•
On February 25, 2005, Royal Seed Trading Corp A.V.V., a subsidiary of Sociedad Química y Minera de Chile S.A., entered into a syndicated loan for ThUS$ 100,000, guaranteed by its Parent Company, with the following banks: BBVA Securities Inc., BNP Paribas and Rabobank Curacao N.V. The loan matures in 5 years, with quarterly interest payments at an initial annual interest rate of Libor + 0.325%, which could vary depending on any possible future modifications in the subsidiary’s external debt classification. There are no real guarantees associated with this loan.

•
Inversiones El Boldo Limitada, owner of more than 10% of voting right shares issued of SQM S.A. and subsidiary of Potash Corporation of Saskatchewan Inc., on April 25, 2005 requested from the Board of directors of SQM S.A. that it requests an Extraordinary Shareholders' Meeting of the Company to vote as to the convenience of either eliminating or not Series A and B shares - and preferences related to these series - in which the Company's capital is currently divided through the amendment of the pertinent articles of the Company's by-laws required to reflect this possible elimination and; alternately, and provided that the shareholders do not approve this elimination, to modify article 31 of these by-laws with the purpose of incorporating in this article the concept of “related persons” already included in Article 31 Bis of the aforementioned by-laws. The Company's Board of Directors unanimously agreed on its meeting held on April 26, 2005 to summon such a meeting for May 25, 2005.

•	At the General Ordinary Shareholders’ Meeting of April 29, 2005, the shareholders, among others, agreed the following:

(i)	Approved the distribution and payment of a final dividend from 2004 net income for a total of Ch$ 106.56029 per share in one single payment from May 12, 2005.

(ii)
Approved the payment of UF 50 to each member of the Board of Directors’ Committee regardless of the number of meetings that this Committee may or not have during the respective month and establish an annual budget for expenses for this Committee and its advisors of UF 1,800.

(iii)
Appoint Wayne R. Brownlee, Hernán Büchi B., José María Eyzaguirre B., Julio Ponce L., José Antonio Silva B., Wolf von Appen, Kendrick T. Wallace and Daniel Yarur E. as new directors of SQM S.A. and approved remuneration payable to these members of the Board during the next twelve months, which are the same as those approved at the Company’s previous General Ordinary Shareholders’ Meeting.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 27 – Significant Events (continued)

•
During July 2005, the French Arbitrage Association (“AFA”) pronounced its sentence in the process that Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetales SAS, which are member companies of the Angibaud Group (“Angibaud”), filed in Paris, France during 2002 a lawsuit against Soquimich European Holdings B.V., NU3 and SQM France S.A., all of which are subsidiaries of SQM for damages that Angibaud would have experienced due to the termination of business relationships between both groups of companies.

Angibaud filed a lawsuit for the amount of ThEuro 30,295 and the AFA in a sentence that partially accepted this claim ordered that SQM pays the amount of approximately ThUS$ 6,000, including expenses and interest to Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetales SAS.

With no prejudice of the foregoing, SQM has made an accrual of ThUS$ 6,000 to pay the amounts indicated in the aforementioned sentence.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 28 – Subsequent Events

•
At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, the shareholders approved the merger of SQM Procesos S.A. into SQM Industrial S.A. through the dissolution of SQM Procesos S.A. and its incorporation into SQM Industrial S.A., which in effect acquires all assets and liabilities of SQM Procesos S.A.

•
On January 19, 2006, the Company informed the SVS that Sociedad Química y Minera de Chile S.A. and some of its subsidiaries have acquired, on the same date from the DSM Group based in the Netherlands, the total amount of shares of certain companies that participate in the markets of the production and commercialization of iodine and iodine derivatives in Chile and abroad. Accordingly, SQM has acquired the mining rights and water rights, industrial plants, regulatory permits and other pertinent assets of these companies which will allow it to have proper installed capacity to produce 2,200 additional tons of iodine per year in Chile.

The purchase price was ThUS$ 72,000 and it was paid in cash. This, with no prejudice of certain minor adjustments that will have to be made in respect to this price in the short-term and with no prejudice of the purchase of accounts receivable and finished products and the charge to the values of these accounts and products of certain liabilities that were part of the accounting records of these three new subsidiaries of SQM S.A. - DSM Minera S.A., DSM Minera B.V. and Exploraciones Mineras S.A.

•
On January 24, 2006, Sociedad Química y Minera de Chile S.A has placed in the Chilean market an unguaranteed bond for the nominal amount of UF 3 million with a term of 21 years and an annual interest rate of 4.18% to refinance liabilities and fund investments projects for the year 2006.

•
On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fertilizantes Naturales S.A. in ThEuro 75,100 thereby increasing their ownership to 33.35% and 66.65%, respectively.

•
On April 15, 2006, SQM placed in the US market a bond, of US$ 200 million with an annual interest rate of 6.125%. The interest will be paid semi-annually and the capital will be paid in a single amortization in April 2016. The Funds obtained will be used to refinance existing indebtedness maturing in September 2006.

Management is not aware of any other significant subsequent events that have occurred after December 31, 2005 and that may affect the Company’s financial position or the interpretation of these financial statements.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

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

I.            Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under US GAAP, are as follows:

a)           Revaluation of property, plant and equipment

As described in Note 2 k), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal performed in 1988. US GAAP does not allow the revaluation of property, plant and equipment. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for each year are set-forth under paragraph I o) below.

b)           Deferred income taxes

On January 1, 2000 the Company began applying Technical Bulletin No. 60 (“BT 60”), and related amendments, of the Chilean Association of Accountants concerning deferred income taxes. These regulations require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, using the liability method. Prior to implementation of BT 60 and related amendments, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. In order to mitigate the effects of not recording deferred income taxes under the prior deferred income tax accounting standard, BT 60 provided for a period of transition whereby a transitional provision, a contra asset or liability (referred to as “complementary”) was recorded, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

For US GAAP purposes, the Company applies SFAS 109 Accounting for Income Taxes, whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted tax rates.

The primary differences between Chilean GAAP and US GAAP relates to the reversal of complementary accounts and their amortization recorded in accordance with the transition provisions of BT 60 as well as to the recognition of the deferred income tax effect of US GAAP adjustments, the effect of which is set-forth under paragraph I o) below. Additional disclosures required under SFAS 109 are set forth under paragraph II b) below.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

c)	Translation of foreign currency financial statements and price-level restatement

In accordance with Chilean GAAP, the financial statements of subsidiaries which do not maintain their accounting records in US dollars, are translated from local currency to US dollars as described in Note 2 d).

For the purposes of reconciling to US GAAP, the Company applies SFAS 52 Foreign Currency Translation (“SFAS 52”), which requires a functional currency translation approach. Under SFAS 52 the Company has determined that the US dollar is the functional currency of all domestic and foreign subsidiaries. Accordingly, financial statements of subsidiaries, which do not maintain their accounting records in US dollars, are remeasured into US dollars, after the elimination of price-level adjustments, if any, as follows:

(i)      Balance sheet accounts:

•	Monetary assets and liabilities are translated at the year-end exchange rate; and

•	Non-monetary assets and liabilities and shareholders' equity are translated at historical exchange rates.

(ii)     Income statement accounts:

•	Depreciation and amortization expense and other accounts derived from non-monetary assets and liabilities are translated at historical rates; and

•	All other accounts are translated at monthly-average exchange rates, which approximate the actual rates of exchange at the date the transactions occurred.

Remeasurement gains and losses are included in the determination of net income for the period.

As described in the Note 2 c) under Chilean GAAP financial statements of domestic subsidiaries that maintain their records in Chilean pesos include effects of the inflation (price-level-restatement) in Chile. Under US GAAP Chile does not meet definition of highly inflationary economy and consequently effects of inflation accounting needs to be reversed.

The effect of eliminating price-level restatement and the effects of translation of financial statements of subsidiaries that maintain their records in currencies other than US dollar are included in paragraph I o) below.

d)  Investment in Empresas Melón S.A.

During 1998, the Company purchased a 14.05% participation in Empresas Melón S.A., (“Melón”) cement manufacturing company. Pursuant to a shareholders agreement, until August of 2004 the Company exerted significant influence over Melón and thus it accounted for this investment for both Chilean GAAP and US GAAP under the equity method. As mentioned in Note 8 this investment was sold during 2004. Significant adjustments between Chilean GAAP and US GAAP relating to the investment in Melón are described below.

              d-1)      Purchase accounting adjustments

At the time of acquisition of participation in Melón, under Chilean GAAP, the Company recorded goodwill on the transaction, calculated as the difference between the purchase price and the proportionate share in the net assets acquired at their book values. Such goodwill was being amortized over a period of 20 years.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

d)           Investment in Empresas Melón S.A. (continued)

Under US GAAP, the Company calculated goodwill as the difference between the purchase price and the proportionate participation in the fair values of the assets acquired and liabilities assumed. As a result proportionate share in the Melón’s net assets measured at fair values exceeded acquisition cost. In accordance with US GAAP such difference was allocated to property, plant and equipment acquired, reducing the accounting base, and consequently the depreciation of those assets.

The effects of reversing goodwill and its related amortization recorded under Chilean GAAP and the recognition of the new basis of assets and liabilities and subsequent depreciation are set forth in paragraph I o) below.

d-2)	Accounting for participation in Melón on US GAAP basis

Within the period in which SQM exerted significant influence over Melón it recognized its participation of income (loss) and net assets of that entity using equity method. For the purposes of the Company’s US GAAP reconciliation US GAAP information of Melón was prepared. The principle differences between Chilean GAAP and US GAAP in Melón related to deferred taxes and the elimination of price-level restatement.

In addition under US GAAP the financial statements of Melón were converted into dollars in accordance with SFAS 52 as described in paragraph c) above. The effect of recognizing income and net assets under the equity method under US GAAP and effects of conversion to US dollars in accordance with SFAS 52 are set forth in paragraph I o) below.

d-3)	Sale of investment in Melón on US GAAP basis

As discussed above in 2004 the Company sold its participation in Melón. As a result of differences in purchase accounting and subsequent measuring of income from the investment as discussed in points d-1) and d-2) above value of investment sold was different for Chilean GAAP and for US GAAP. Consequently adjustment to the result of the sale of participation in Melón is included in the reconciliation to US GAAP in paragraph I o) below.

e)           Consolidation of subsidiaries in the development stage

Under Chilean GAAP subsidiaries in the development stage are not consolidated and their results from operations are not included in the consolidated income statement. For purposes of US GAAP, these subsidiaries must be consolidated and their results should be recorded in the income statement. Until June 30, 2004, SQM Lithium Specialties LLP was the development stage company. The effects of recognizing its net loss for the years ended December 31, 2003 and 2004 is set forth in paragraph I o) below.

f)	Minimum Dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph I o) below to recognize the corresponding decrease in net equity at December 31 for each year for the difference between 30% of net income and interim dividends paid during the year.

Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g)	Loans to Employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$ 288, ThUS$ 764 and ThUS$ 1,102 at December 31, 2005, 2004 and 2003, respectively, has been treated as a reduction of shareholders' equity under paragraph I o) below.

h)	Staff Severance Indemnities

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities. Under Chilean GAAP the liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period.

h)	Staff Severance Indemnities (continued)

Under US GAAP, termination indemnity employee benefits should be accounted for in accordance with SFAS 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with SFAS 87 is set forth under paragraph I o) below. Additional disclosure requirements are presented in paragraph II m) below.

i)	Marketable securities

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

j)	Derivatives

In June 1998, the Financial Accounting Standards Board issued SFAS 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all of a company’s derivative instruments be recorded in the balance sheet at fair value and that changes in a derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting

j-1)	Sale of swaps

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

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Derivatives (continued)

j-2)	Fair value accounting of derivatives

The Company enters into forward exchange and currency option contracts principally to mitigate the risk associated with maintaining certain accounts receivable in foreign currencies. The purpose of the Company's foreign currency-hedging activities is to protect the Company from the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers. The effects of accounting for derivatives under Chilean GAAP are recorded in income.

The Company periodically uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. Interest rate swap agreements are generally entered into at the time floating rate debt is issued, in order to convert the floating rate debt to a fixed rate. As of December 31, 2005 the Company had no interest rate swap contracts in place.

The Company does not have the documentation and hedge effectiveness to qualify for hedge accounting, as required under SFAS 133. Therefore all derivatives have been accounted at fair value with changes in fair value recorded in income.

The effect of measuring the derivative instruments at their fair value and the corresponding effect in income is set forth under paragraph I o) below.

k)	Business combinations and Goodwill

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there is evidence of impairment. No impairment has been recognized for any of the periods presented under either Chilean GAAP or US GAAP.

For US GAAP purposes, the Company adopted SFAS 142 Goodwill and Other Intangible Assets (“SFAS 142”), as of January 1, 2002, and did not amortize goodwill related to acquisitions made after June 30, 2001.

The Company has performed the required annual impairment test, which did not result in any impairment.

The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I o) below.

l)	Negative goodwill

Under Chilean GAAP until December 31, 2003, negative goodwill was calculated as the excess of the net assets acquired in a business combination transaction over the purchase price. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changes the basis for accounting for negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in order to determine goodwill or negative goodwill.

Negative goodwill recognized under Chilean GAAP was generated on the acquisition of the investments in SQM Salar S.A. and Minera Mapocho S.A. Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)	Negative goodwill (continued)

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit. However, in the period of adoption, SFAS 141, Business Combinations requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. The effects of reversing goodwill recorded and its related amortization, the recognition of the new basis of assets and liabilities and subsequent depreciation and writing off the remaining balance of negative goodwill are set-forth in paragraph I o) below as follows:

l-1:	The reversal of negative goodwill amortization recorded under Chilean GAAP.
l-2:	The effects of reducing depreciation expense, due to the allocation of the excess purchase price to property, plant and equipment;

m)	Capitalized interest

In accordance with Chilean GAAP, only those legal entities that have financial expenses may capitalize interests on debt related to property, plant, equipment under construction and other projects.

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The accounting differences between Chilean and US GAAP for financing costs and the related depreciation expense are included in the reconciliation to US GAAP under paragraph I o) below.

n)	Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I o) below.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	For the years ended December 31,

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Net income in accordance with Chilean GAAP	113,506	74,232	46,753
Revaluation of property, plant and equipment (paragraph a)	2,132	4,367	4,580
Deferred income taxes (paragraph b)	2,236	6,022	5,917
Translation of foreign currency financial statements (paragraph c)	8,994	5,318	7,455
Purchase accounting adjustments - Empresas Melón S.A. (paragraph d-1)	—	(34)	(264)
Accounting for participation in Melón on US GAAP basis (paragraph d-2)	—	(467)	250
Cost of sale of Empresas Melón S.A. on US GAAP basis (paragraph d)	—	2,336	—
Consolidation of subsidiaries in the development stage (paragraph e)	—	(1,851)	(2,858)
Staff severance indemnities (paragraph h)	(836)	(618)	(1,902)
Derivatives - sale of swaps (paragraph j-1)	—	—	175
Derivatives - fair value accounting of derivatives (paragraph j-2)	1,483	(1,483)	309
Goodwill (paragraph k)	1,718	749	631
Negative goodwill (paragraph l)
l-1: Reversal of negative goodwill amortization	(203)	(213)	(370)
l-2: Depreciation of property, plant and equipment	113	123	104
Capitalized interest (paragraph m)	(91)	(91)	—
Minority interest (paragraph n)	(3,576)	(2,115)	(3,041)
Deferred income tax effect of the above US GAAP adjustments	(272)	551	35

Net income under US GAAP	125,204	86,826	57,774

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	792	(15)	370
Translation adjustment	—	6,460	8,802
Deferred gain from sale of swaps (paragraph j-1)	—	—	(146)

Total comprehensive income under US GAAP	125,996	93,271	66,800

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)	Effects of conforming to US GAAP (continued)

The adjustments required to conform shareholders' equity amounts under Chilean GAAP to US GAAP are as follows:

	As of December 31,

	2005	2004

	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,020,416	948,628
Revaluation of property, plant and equipment: (paragraph a)
a-1: Property, plant and equipment	(133,768)	(133,768)
a-2: Accumulated depreciation	99,729	97,597
Deferred income taxes (paragraph b)	(26,648)	(28,884)
Translation of foreign currency financial statements (paragraph c)
c-1: Property, plant and equipment, net	(2,377)	(1,637)
c-2: Accumulated depreciation	921	722
c-3: Inventory	(728)	(1,198)
c-4: Goodwill, net	(408)	(297)
Minimum dividend (paragraph f)	(34,053)	(22,270)
Employer loans used to purchase shares (paragraph g)	(288)	(764)
Staff severance indemnities (paragraph h)	(4,926)	(4,090)
Fair value of derivatives (paragraph j-2)	—	(1,483)
Goodwill (paragraph k)	3,813	2,094
Negative goodwill: (paragraph l)
l-1: Property, plant and equipment	(3,156)	(3,156)
l-1: Accumulated depreciation of property, plant and equipment	1,796	1,683
l-2: Negative goodwill	3,156	3,156
l-2: Accumulated amortization of negative goodwill	(3,088)	(2,885)
Capitalized interest (paragraph m)
m-1: Property, plant and equipment	1,643	1,643
m-2: Accumulated depreciation	(182)	(91)
Effect of minority interest on US GAAP adjustments (paragraph n)	1,001	1,009
Deferred income tax effect of the above US GAAP adjustments	589	862

Shareholders' equity in accordance with US GAAP	923,442	856,871

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)	Effects of conforming to US GAAP, continued

The changes in the Shareholders’ equity accounts determined under US GAAP are summarized as follows:

ThUS$

Balance at January 1, 2003	747,332
Reversal of accrued minimum divided at December 31, 2002	11,685
Distribution of final 2002 dividend	(19,894)
Accrued minimum dividend at December 31, 2003	(14,026)
Employer loans used to purchase shares	2,801
Other comprehensive income	9,026
Net income for the year	57,774

Balance at December 31, 2003	794,698

Reversal of accrued minimum divided at December 31, 2003	14,026
Distribution of final 2003 dividend	(23,192)
Accrued minimum dividend at December 31, 2004	(22,270)
Employer loans used to purchase shares	338
Other comprehensive income	6,445
Net income for the year	86,826

Balance at December 31, 2004	856,871

Reversal of accrued minimum divided at December 31, 2004	22,270
Distribution of final 2004 dividend	(48,118)
Accrued minimum dividend at December 31, 2005	(34,053)
Employer loans used to purchase shares	476
Other comprehensive income	792
Net income for the year	125,204

Balance at December 31, 2005	923,442

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

	2005	2004	2003

	(Expressed in single US dollars)

Basic and diluted earnings per share under Chilean GAAP	0.43	0.28	0.18
Basic and diluted earnings per share under US GAAP	0.48	0.33	0.22

Dividends declared per share (1)	0.28	0.18	0.09
Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

(1)	Represents dividends declared and paid in accordance with Chilean GAAP.

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year. For the years presented the Company did not have convertible securities outstanding.

b)	Income taxes

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a US GAAP basis as a result of the following differences:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Consolidated pretax income under US GAAP	160,382	114,815	74,573
Statutory tax rate	17%	17%	16.5%

Theoretical tax at statutory rate	27,265	19,519	12,305

Non-deductible items	892	91	(2,325)
Difference in tax rates in foreign jurisdictions	1,056	553	360
Valuation allowance	1,350	572	(236)
Other		—	—

Total income tax under US GAAP	30,563	20,735	10,104

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP.:

	2005	2004

	ThUS$	ThUS$
Deferred Tax Assets
Allowance for doubtful debts	1,965	1,710
Vacation accrual	1,322	1,165
Unrealized gains on sales of products	15,053	8,749
Provision for obsolescence	2,075	1,836
Losses from derivative transactions	—	336
Tax loss carryforwards (1)	40,624	36,472
Fair value acquisition adjustments	2,535	—
Other accruals	5,445	3,451

Gross deferred tax assets	69,019	53,719
Valuation allowance	(35,706)	(35,665)

Total deferred tax assets	33,313	18,054

Deferred Tax Liabilities
Production expenses	(18,123)	(15,172)
Accelerated depreciation	(58,031)	(53,890)
Staff severance indemnities	(1,611)	(866)
Exploration expenses	(5,375)	(5,336)
Capitalized interest	(6,288)	(6,113)
Other	(329)	(740)

Total deferred tax liabilities	(89,757)	(82,117)

(1)
The Company’s tax loss carry forwards were primarily generated from losses incurred in Chile and Mexico. In accordance with current laws, in Chile tax losses may be carried forward indefinitely and in Mexico they expire after 10 years. For the years ended December 31, 2005, 2004 and 2003 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$ 3,541, ThUS$ 9,324 and ThUS$ 6,567, respectively.

Tax loss carry forwards relate to the following countries as of December 31:

	2005	2004

	ThUS$	ThUS$

Chile	38,385	31,081
Mexico	—	3,833
Other	2,239	1,558

Total	40,624	36,472

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Income taxes (continued)

The classification of the net deferred tax assets and liabilities detailed above is as follows:

	2005	2004

	ThUS$	ThUS$

Short-term	1,020	(10,264)
Long-term	(57,464)	(53,799)

Net deferred tax liabilities	(56,444)	(64,063)

The provision for income taxes in accordance with US GAAP is as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Income tax expense under Chilean GAAP (Note 13)	32,527	27,308	16,056
Additional deferred tax under US GAAP	272	(551)	(35)
Reversal of amortization of complementary accounts	(2,236)	(6,022)	(5,917)

Total tax provision US GAAP	30,563	20,735	10,104

In accordance with Chilean Law No, 19,753, which was issued on September 28, 2001, the corporate income tax rate was 16.5% for the year 2003, and 17% for the year 2004 and thereafter.

US GAAP before tax income related to Chile and foreign operations for the years ended December 31 is as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Chile	134,411	113,683	59,625
Foreign	25,972	1,132	14,948

Total	160,382	114,815	74,573

The portion of current and deferred income taxes charged to income statements that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2005			2004			2003

	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	(5,777)	33,537	27,760	5,045	14,001	19,046	7,193	1,301	8,494
Foreign	(1,088)	3,891	2,803	1,255	434	1,689	711	899	1,610

Total	(6,865)	37,428	30,563	6,300	14,435	20,735	7,904	2,200	10,104

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

c)	Other Comprehensive Income

In accordance with SFAS No. 130 Reporting Comprehensive Income, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity,

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2003, 2004 and 2005:

	Year ended December 31, 2003

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThUS$	ThUS$	ThUS$

Beginning balance	(16,934)	671	(16,263)
Translation adjustment	8,802	—	8,802
Deferred gain on sale of swaps	(175)	29	(146)
Minimum pension liability adjustment	597	(227)	370

Net change	9,224	(198)	9,026

Ending balance	(7,710)	473	(7,237)

	Year ended December 31, 2004

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThUS$	ThUS$	ThUS$

Beginning balance	(7,710)	473	(7,237)
Translation adjustment	6,460	—	6,460
Minimum pension liability adjustment	(24)	9	(15)
Net change	6,436	9	6,445

Ending balance	(1,274)	482	(792)

	Year ended December 31, 2005

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThUS$	ThUS$	ThUS$

Beginning balance	(1,274)	482	(792)
Translation adjustment	—	—	—
Minimum pension liability adjustment	1,274	(482)	792

Net change	1,274	(482)	792

Ending balance	—	—	—

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

d)	Credit Agreements

The Company has renewable lines of credit arrangements for short-term US dollar borrowings with various Chilean and foreign banks totaling, in the aggregate to ThUS$ 554,000 and ThUS$ 449,000 at December 31, 2005 and 2004, respectively. There was US$ 469 million and US$ 435 million available as of December 31, 2005 and 2004, respectively. The Company pays no commitment fees on such credit lines and the average rate was LIBOR plus 0,40%.

e)	Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under capital leases are recorded in Other accounts payable and are as follows:

Minimum lease payments

Year ended December 31,	ThUS$
2006	279
2007	455
2008	455
2009	175
2010	175
Thereafter	21

Total future minimum lease payments	1,560

Interest	(311)

Present value of net minimum lease payments	1,249

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

e)	Lease commitments (continued)

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with specified rates in the agreement. Based on the agreement the Company paid ThUS$ 6,752, ThUS$ 4,910 and ThUS$ 4,024 in 2005, 2004 and 2003 respectively, including the minimum annual rental, which was ThUS$ 4,172, ThUS$ 3,477 and ThUS$ 2,995 for 2005, 2004 and 2003, respectively. Future minimum annual rentals are as follows:

Minimum annual rentals

Year ended December 31,	ThUS$

2006	3,945
2007	3,945
2008	3,945
2009	3,945
2010	3,945
Thereafter	78,905

Total	98,630

f)	Foreign exchange gain and losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ 5,391, ThUS$ 3,000 and ThUS$ 14,036 in 2005, 2004 and 2003, respectively.

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

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

h)	Advertising and Research and development costs

Advertising costs are expensed as incurred and amounted to ThUS$ 1,389 , ThUS$ 1,719 and ThUS$ 1,346 for the years ended December 31, 2005, 2004 and 2003, respectively.

Research and development costs are expensed as incurred and amounted to ThUS$ 2,480 , ThUS$ 1,803 and ThUS$ 1,444 for the years ended December 31, 2005, 2004 and 2003.

i)	Business combinations and goodwill

As described in paragraph I k) above the Company adopted SFAS 142 as of January 1, 2002, SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Goodwill under US GAAP as of December 31 is summarized as follows:

	2005	2004

	ThUS$	ThUS$

Goodwill	30,528	19,181
Accumulated amortization and impairment	(1,425)	(1,425)

Goodwill, net	29,103	17,756

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP

(i)	Non-operating income and expense under US GAAP calculated in accordance with Chilean GAAP

The following reclassifications are required to conform the presentation of Chilean GAAP income statement information to that required under US GAAP. The reclassification amounts are determined in accordance with Chilean GAAP.

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Non-operating income under Chilean GAAP	16,433	20,829	18,654
Less:
Sale of mining concessions	298	635	135
Sale of material and services	438	190	628
Insurance recoveries	213	546	154
Write-off of liabilities	2,204	388	422
Payment discount obtained from suppliers	1,026	452	606
Rental of property, plant and equipment	1,015	774	736
Compensation obtained from third parties	737	—	—
Other income	1,899	1,118	897

Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	8,603	16,726	15,076

Non-operating expenses under Chilean GAAP	50,755	38,420	39,813
Less:
Amortization of goodwill	2,070	1,073	1,134
Work disruption expenses	584	568	1,640
Increase in allowance for doubtful accounts	151	2,500	687
Non-capitalizable exploration project expenses and provisions for damages and liquidation of assets	13,489	9,262	8,965
Unrecoverable taxes	647	531	690
Provision for compensation and legal costs	7,986	533	1,442
Change of discount rate for staff severance indemnities provision	678	—	—
Allowances for materials, spare parts and supplies	1,188	1,628	881
Consulting services	314	175	282
Donations	896	533	235
Penalties	238	161	415
Other expenses	1,570	1,812	1,664

Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	20,944	19,644	21,778

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

(ii) Condensed financial statements under US GAAP

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,

	2005	2004

Assets	ThUS$	ThUS$

Current assets	743,692	573,524
Property, plant and equipment	1,287,448	1,137,524
Accumulated depreciation	(528,195)	(479,769)

Property plant and equipment, net	759,253	657,755
Goodwill	29,103	17,756
Other assets	76,947	69,368

Total assets	1,608,995	1,318,403

Liabilities and shareholders’ equity

Current liabilities	464,852	157,328
Long-term liabilities	186,193	270,783
Minority interest	34,508	33,421
Shareholders’ equity	923,442	856,871

Total liabilities and shareholders’ equity	1,608,995	1,318,403

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	For the years ended December 31,

	2005	2004	2003

Operating income	ThUS$	ThUS$	ThUS$

Sales	895,970	788,516	691,806
Cost of sales	(670,213)	(618,213)	(564,495)

Gross margin	225,757	170,303	127,311

Selling and administrative expense	(61,878)	(55,705)	(50,590)

Operating income	163,879	114,598	76,721

Non-operating income and expense, net	(6,093)	(1,618)	(4,301)
Income taxes	(30,563)	(20,735)	(10,104)
Minority interest	(4,615)	(7,254)	(6,695)
Equity participation in income (loss) of related companies, net	2,596	1,835	2,153

Net income	125,204	86,826	57,774

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	792	(15)	370
Translation adjustment	—	6,460	8,802
Deferred gain from sale of swap	—	—	(146)

Total comprehensive income under US GAAP	125,996	93,271	66,800

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information

The Company provides disclosures in accordance with SFAS 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance, In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin American and Caribbean except Chile, Europe, USA and Asia and other.

The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies” (Note 2).

The following segment information is presented in accordance with US GAAP reporting requirements, however, the amounts have been determined in accordance with Chilean GAAP.

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

For the year ended December 31, 2005	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales to unaffiliated customers	156,086	128,187	258,296	270,006	83,395	—	895,970
Transfers between geographic areas	278,325	15,604	287,129	224,714	38,389	(844,161)	—

Total revenues	434,411	143,791	545,425	494,720	121,784	(844,161)	895,970

Exports by region	—	116,427	243,964	172,060	51,908	—	584,359
Net assets	1,731,058	33,188	39,107	91,241	338	(874,516)	1,020,416
Goodwill	27,055	154	—	—	—	—	27,209
Long-lived assets	2,342,510	71,670	30,870	85,219	237	(1,632,720)	897,786
Expenditures on long-lived assets	199,242	102	2,159	1,268	—	—	202,771

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

For the year ended December 31, 2004	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales to unaffiliated customers	158,846	111,066	228,287	233,506	56,811	—	788,516
Transfers between geographic areas	202,293	11,231	245,585	175,859	36,689	(671,657)	—

Total revenues	361,139	122,297	473,872	409,365	93,500	(671,657)	788,516

Exports by region	—	102,266	171,861	142,970	43,124	—	460,221
Net assets	1,862,554	16,005	12,519	92,582	332	(1,035,364)	948,628
Goodwill	16,952	177	341	—	—	—	17,470
Long-lived assets	2,478,562	15,255	11,615	91,597	228	(1,811,335)	785,922
Expenditures on long-lived assets	87,309	132	2,488	616	13	—	90,558

	Chile	Latin America and Caribbean except Chile	Europe	North America	Asia and other	Elimination	Consolidated

For the year ended December 31, 2003	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales to unaffiliated customers	216,820	36,433	219,239	185,224	34,090	—	691,806
Transfers between geographic areas	167,098	11,671	236,119	129,760	22,614	(567,262)	—

Total revenues	383,918	48,104	455,358	314,984	56,704	(567,262)	691,806

Exports by region	—	79,400	164,072	110,834	31,169	—	385,475
Net assets	1,682,653	69,481	14,931	66,084	(100)	(943,077)	889,972
Goodwill	13,289	200	98	—	—	—	13,587
Long-lived assets	2,448,591	17,686	12,853	65,991	134	(1,716,249)	829,006
Expenditures on long-lived assets	58,765	1,614	2,856	5,358	—	—	68,593

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

Sales by product type to unaffiliated customers for the years ended December 31 are as follows:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Specialty plant nutrition	487,802	426,836	362,791
Iodine and derivatives	149,103	110,495	84,557
Lithium and derivatives	81,360	62,623	49,695
Industrial chemicals	73,983	73,050	73,748
Others	103,722	115,512	121,015

Sales to unaffiliated customers	895,970	788,516	691,806

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

-	For forward contracts and swap agreements, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)	Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The following is a detail of the Company’s financial instruments’ US GAAP carrying amount and estimated fair value:

	As of December 31,

	2005		2004

	US GAAP Carrying Amount	Estimated Fair Value	US GAAP Carrying Amount	Estimated Fair Value

	ThUS$	ThUS$	ThUS$	ThUS$
Assets:
Cash and cash equivalents	147,956	147,956	66,753	66,753
Short-term accounts receivable	222,032	222,032	204,213	204,213
Long-term accounts receivable	2,379	2,379	289	289

Liabilities:
Short-term bank debt	85,022	85,022	(7,955)	(7,955)
Short-term notes and accounts payable	78,990	78,990	(73,938)	(73,938)
Derivative instruments	163	163	(702)	(2,185)
Current and long-term portions of long-term bank debt	304,881	306,102	(204,577)	(216,965)
Long-term other accounts payable	1,065	1,065	(1,106)	(1,106)

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

In September 2002, the Board of Directors of SQM North America Corporation voted to suspend the plan and as a result after December 31, 2002, participants do not earn additional benefits for future services. Such action resulted in a curtailment loss (equal to the amount of unrecognized prior service cost) of approximately US$1.3 million for the year ended December 31, 2002.

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2005	2004

Weighted-average discount rate	7.5%	7.5%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	8.5%	8.5%

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	5,080	4,831	4,903
Service cost	16	15	13
Interest cost	369	362	345
Actuarial loss	(37)	115	(186)
Benefits paid	(244)	(243)	(244)

Benefit obligation at end of the year	5,184	5,080	4,831

Change in plan assets:
Fair value of plan assets at beginning of year	4,966	4,713	4,049
Employer contributions	—	82	—
Actual return (loss) on plan assets	501	414	908
Benefits paid	(244)	(243)	(244)

Fair value of plan assets at end of year	5,223	4,966	4,713

Funded status	39	(114)	(118)

Unrecognized transitional asset		—	—
Unrecognized net actuarial loss	1,133	1,165	1,137
Adjustment to recognize minimum pension liability	(1,094)	(1,279)	(1,255)

Accrued pension (liability)/ prepaid pension cost	39	(114)	(118)

Net periodic pension expense was comprised of the following components for the years ended December 31, 2003, 2004 and 2005:

	2005	2004	2003

	ThUS$	ThUS$	ThUS$

Service cost or benefits earned during the period	16	15	13
Interest cost on benefit obligation	369	362	345
Actual return on plan assets	(501)	(414)	(908)
Amortization of unrecognized transitional asset	—	—	(45)
Other	148	91	682

Net periodic pension expense	32	54	87

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The plan’s asset allocations by asset category as of December 31 are as follows:

	2004	2005

Growth securities	69%	68%

Treasury securities	2%	1%
International securities	14%	15%
Growth & income securities	14%	15%
Money market funds	1%	1%

Total	100%	100%

The transition liability (asset) re-established on January 1, 1992 is being amortized in level amounts over 11.66 years. As of January 1, 2003, the transition asset has been fully amortized.

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

The Company expects the plan to be fully funded for 2005. As a result no contribution is anticipated during this period.
As of December 31, 2005 the pension plan benefits expected to be paid in the future are as follows:

US$

2006	260,500
2007	269,500
2008	288,200
2009	354,600
2010	371,400
Years 2011-2015	2,384,900

n)	Cash and cash equivalents

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

Under US GAAP, the cash movements of subsidiaries in the development stage would be included in the consolidated statement of cash flows, as described in paragraph I e). The effect on the consolidated statement of cash flows is not material for the periods presented.

Back to Contents

Sociedad Química y Minera De Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)	Recently issued accounting pronouncements

Inventory costs

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15 June 2005. The Company is in process of analyzing the impact of this Statement on its results of operations and financial position.

Stripping costs

In March 2005, the FASB Emerging Issues Task Force ("EITF") issued EITF No. 04-06 Accounting for Stripping Costs in the Mining Industry and concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF No. 04-06 does not address the accounting for stripping costs incurred during the pre-production phase of a mine. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The effect of initially applying this consensus should be accounted for in a manner similar to a cumulative-effect adjustment. Since the Company have historically adhered to the accounting principles similar to EITF 04-06, the Company does not believe that adoption of EITF 04-06 will have a material impact on the Company’s consolidated financial statements.