Form 20-F
period 2006-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2007-06-29
CIK 909037

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

El Trovador 4285, Piso 6, Santiago, Chile +56 2 425-2000
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act: ☒ YES  ☐ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange act of 1934: ☐ YES   ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES  ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act.
☒ Large accelerated filer  ☐ Accelerated filer ☐ Non- accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐YES  ☒ NO

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of June 15, 2007, UF 1.00 was equivalent to US$ 35.10 and Ch$ 18,568.55.

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

"Weighted Average Age" In this Annual Report means the sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2006 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2006.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006. The consolidated financial statements as of December 31, 2003 and 2002 and for the years then ended are not included herein. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2006, 2005 and 2004 and total shareholders' equity as of December 31, 2006 and 2005 to U.S. GAAP.

	2006	2005	2004	2003	2002
Income Statement Data	(in millions of US$) (1)
Chilean GAAP
Total Revenues	1,042.9	896.0	788.5	691.8	553.8
Operating Income	219.9	181.2	124.1	87.3	82.7
Non-operating results, net	(36.1)	(34.4)	(17.6)	(21.2)	(30.0)
Net income	141.3	113.5	74.2	46.8	40.2
Net earnings per share (2)	0.54	0.43	0.28	0.18	0.15
Net earnings per ADS (2)	5.37	4.31	2.82	1.78	1.53
Dividend per share (3)(4)	0.349	0.279	0.182	0.088	0.076
Weighted average shares Outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

U.S. GAAP
Total Revenues	1,042.9	896.0	788.5	691.8	553.8
Operating Income	205.5	163.9	114.6	76.7	87.0
Non-operating results, net (5)	(14.1)	(6.1)	(1.6)	(4.3)	(26.2)
Equity participation in income (loss) of related companies, net	2.0	2.6	1.8	2.2	1.1
Effect of change in accounting principles	—	—	—	—	0.5

Net income	154.3	125.2	86.8	57.8	46.9
Basic and diluted earnings per share	0.59	0.48	0.33	0.22	0.18
Basic and diluted earnings per ADS	5.86	4.76	3.30	2.19	1.78
Weighted average shares Outstanding (000s)(2)	263,197	263,197	263,197	263,197	263,197

	Year ended December 31,
	2006	2005	2004	2003	2002
Balance Sheet Data:	(In millions of US$) (1)
Chilean GAAP:
Total assets	1,871.2	1,640.6	1,361.4	1,363.5	1,322.3
Long-term debt	480.7	100.0	200.0	260.0	324.0
Total shareholders' equity	1,085.9	1,020.4	948.6	890.0	849.7
Capital Stock	477.4	477.4	477.4	477.4	477.4

U.S. GAAP:
Total assets	1,846.0	1,609.0	1,318.5	1,319.4	1,274.6
Long-term debt	478.7	100.0	200.0	260.0	324.0
Total shareholders' equity	994.5	923.4	856.9	794.7	747.3
Capital Stock	479.3	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 29 to the Consolidated Financial Statements of December 31, 2006.

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2) There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.

(3) Dividends per share are calculated based on 263,197 thousand shares for the periods ended December 31, 2002, 2003, 2004, 2005 and 2006.

(4) Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8.Dividend Policy — Dividends.

(5) Does not include equity participation in income (loss) of related companies, net

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

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. For the purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a dólar acuerdo, or Reference Exchange Rate. The Reference Exchange Rate is reset daily by the Chilean Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Euro and the Japanese yen at a ratio of 80:15:5, respectively. In order to keep the average exchange rate within certain limits, the Chilean Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

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

The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 2002 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

On June 15, 2007, the Observed Exchange Rate was Ch$529.00 = US$1.00.

Observed Exchange Rate (1)
Ch$ per US$

Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	687.50	599.40
2004	559.21	649.45	612.13	559.83
2005	509.70	592.75	559.27	514.21
2006	511.44	549.63	530.27	534.43
Jan-07	532.39	545.18	540.51	545.18
Feb-07	535.29	548.67	542.27	538.42
Mar-07	535.36	541.95	538.49	539.37
Abr-07	527.08	539.69	532.30	527.08
May-07	517.64	527.52	522.02	527.52

Source: Central Bank of Chile

(1)	Observedexchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)	The monthly average rate is calculated on a day-to-day basis for each month.

3.B. Capitalization And Indebtedness

Not applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not applicable.

3.D. Risk Factors

Our operations are subject to certain risk factors that may affect SQM's financial condition or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should consider carefully the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but we currently believe are not significant may also affect our business operations. Our business, financial condition or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2006, approximately 37% of our sales were made to emerging market countries: (i) approximately 12% in Central and South America, excluding Chile, specifically in countries such as Brazil, Argentina, Colombia and Peru; (ii) approximately 16% in Chile; and (iii) approximately 9% in Asia, excluding Japan. We expect to expand our sales in these and other emerging markets in the future. The results and prospects for our operations in these countries and other countries in which we establish operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls, could have a material adverse effect on our sales or operations in those countries.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which in some cases have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending upon the production of the major producers (SQM included) and their respective business strategies.

In particular, world iodine prices declined from approximately US$18.40 per kilogram for large purchases in early 1990 to less than US$8.00 per kilogram for large purchases in June 1994. The price increased to approximately US$18.00 in 1999, and subsequently it began to decline, reaching approximately US$12.50 during early 2003. By late 2003 and during 2004 prices reversed the downward trend and began to increase. The average price in 2005 reached approximately US$19.00 per kilogram, and it has continued to increase to an average of approximately US$22.80 per kilogram in 2006. We cannot assure you that this trend will continue.

We started production of lithium carbonate from the Atacama Salar brines in October 1996 and started selling lithium carbonate commercially in January 1997. Our entrance into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entrance to less than US$2,000 per ton. Currently, prices are higher than US$5,000 per ton. We believe the increase in prices is mainly due to the high growth in demand that has not been fully balanced by the supply of lithium carbonate. We cannot assure you that this trend will continue.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by similar supply and demand factors and the business strategies of major producers. Some of the major producers (including SQM) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. A substantial decline in the prices of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

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

Currency fluctuations may have a negative effect on our financial results

The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and is our functional currency for financial statement reporting purposes. A significant portion of our operating costs, however, are related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican Peso, among others. As a result, fluctuation in the exchange rate of such foreign currencies to the U.S. dollar may affect our business, financial condition and results of operations.

Sustained high raw material and energy prices increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute a significant part of our cost of sales (approximately 11.7% in 2006). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be adversely affected.

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

Quality standards in markets where we sell our products could become stricter over time

In several of the markets where we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, we may not be able to sell our products if we cannot meet such standards. In addition, our cost of production may increase in order to meet any such newly promulgated standards. Failure to sell our products in one or more markets or to important customers could materially affect our financial condition or results of operations.

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

The continuity of our natural gas supply is dependent on the Argentinean authorities’ policies

As part of a cost reduction effort, in 2001 we connected our facilities to a natural gas network. The natural gas, which originates in Argentina and is subject to a 10-year agreement, is used mainly for heat generation at our industrial facilities. Due to energy shortages in Argentina, local authorities decided to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets. Additionally, even though we have long-term price agreements related to natural gas, the Argentinean government has increased taxes on gas exports and there can be no assurance that they will not do it again in the future.

We suffered partial shortages of natural gas during 2004, 2005 and 2006, and the shortages have increased in the second quarter of 2007. We have experienced, as a result of the shortages, an inability to procure a significant portion of our normal supply of natural gas. Considering what has happened in the second quarter of 2007 and the public statements made in Argentina, we believe further cutbacks in the supply of natural gas are likely in the future. To mitigate this, we have adopted measures intended to limit the effects of any further decrease in the natural gas supply. Most of our industrial equipment that uses natural gas can also operate on fuel oil and the remaining equipment can operate on diesel. The costs of using fuel oil and diesel are significantly higher than natural gas.

The extent to which we incur increased costs as a result of decreases in the natural gas supply will depend on the volume of such a decrease and on the duration of the period during which natural gas supplies are restricted, and therefore, we cannot estimate the exact economic impact of future natural gas supply reductions. However, further increases in prices of natural gas or a sustained reduction in our natural gas supply could have an adverse effect on our business, financial condition and results of operations. During 2006, purchases of natural gas represented approximately 1.3% of our cost of sales.

Decline in the supply of natural gas could negatively affect the supply of electricity in the Northern Power Grid

The natural gas supply crisis discussed above has placed the Northern Power Grid (SING) under significant stress. This condition, if maintained, could lead to a system failure that would then affect the supply of electricity. Restrictions on the Company’s electricity consumption could affect our operations potentially decreasing our production volumes and increasing our production costs.

Decline in the supply of natural gas and increasing global oil prices could negatively affect our electricity contracts

As natural gas supply continues to be uncertain, as discussed above, and oil prices continue to increase, we are faced with potential revisions to our long-term electricity supply agreements. We maintain contracts with two main utilities in Chile, Electroandina S.A. and Norgener S.A., and both have requested revision of the tariffs involved. As a result of these requests, we entered into arbitration proceedings between us and Electroandina and Norgener. As of December 31, 2006 we were party to arbitration proceedings with Electroandina and Norgener. As of June, 2007 the arbitration proceeding with Norgener has finalized and the arbitration with Electroandina continues its course. The new tariffs resulting from the conclusions of negotiation will have a negative affect on our results of operations.

During 2006, purchases of electricity represented approximately 2.7% of our cost of sales.

We are exposed to labor strikes and liabilities that could impact our production levels and costs

Of our permanent employees in Chile, 68.2% are represented by 31 labor unions, which represent their members in collective bargaining negotiations with the Company. Accordingly, we are exposed to labor strikes that could impact our production levels. Should a strike occur and extend for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our financial condition or results of operations.

The Chilean Congress has amended the Labor Code. The new wording contemplates that the work-owner shall be jointly liable for some benefits of the subcontractor’s employees being hired for the performance of such work and thus increasing the owner’s responsibilities and costs.

Our water supply could be affected by regulatory changes and/or natural problems

Although we have not experienced significant difficulties obtaining the necessary water to conduct our operations, there can be no assurance that we will not have problems in securing our water supply due to new environmental regulations or natural depletion of water resources. This could affect our operations, negatively affecting our business, financial condition and results of operations.

Pending lawsuits could adversely impact us

We are party to lawsuits and arbitrations involving commercial matters. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgment in or settlement of these lawsuits may have an adverse effect on our financial condition or results of operations. See Item 8.A.7. Legal Proceedings and Note 23 to the Consolidated Financial Statements. Furthermore, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, our Company might be subject to legal proceedings that, if settled against us, could have a significant impact in the Company's financial condition or results of operations.

Potencial new production of Lithium Carbonate in China.

Currently there are several projects for the expansion of lithium carbonate production capacity being developed by Chinese competitors. As there is limited information on the status of these projects we cannot make accurate projections regarding their capacities and the dates in which they will become operational. However, should these projects be developed during a short period of time, we believe there could be negative impacts on prices that could have a significant impact in the Company's financial condition or results of operations.

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

Changes in mining and water rights laws or in regulations affecting port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted pursuant to judicial proceedings in accordance with provisions of the Chilean Constitution, and the Constitutional Mining Law and related statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees (with the exception of the Atacama Salar rights, which have been leased to us until 2030). Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession. We hold water rights obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current and anticipated operational requirements. We operate port facilities at Tocopilla, Chile, for the shipment of our products and the delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees. Any significant changes to these concessions could have a material adverse impact on our business, financial condition and results of operations.

The following changes in Chilean law are also likely to affect our operations:

The Chilean Congress approved a modification to Chilean laws relating to water rights (the “Water Code”). The changes to the Water Code include establishing annual fee payments for owners of water rights that do not use the water associated with them. This fee does not affect the holder’s right to use aquifers. The criteria used to determine what rights or what part of such rights would be subject to this annual fee relate to whether the resource is consumed or re-injected into the stream after its use (defined as the water right’s “consumptive condition”), whether the use of the resource is sporadic or permanent (frequency of use) and the geographical location of the intake points relative to an area’s overall water supply. The referred changes will not have a material adverse effect on our business, financial condition and results of operations. Nevertheless, as the Company maintains water rights that are key to its business development, further changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

On May 18, 2005, the Chilean Congress approved Law No. 20,026, also known as the “Royalty Law,” which established a royalty to be applied to mining activities developed in Chile, levied on mining companies whose sales are equal to or greater than the equivalent value of 12,000 metric tons of fine copper (MFT), as determined according to the London Metal Exchange Grade A copper cash quotation. This new mining royalty, which has been applied from 2006 onwards, is levied on the “taxable operating income” (as this term is defined in Law No. 20,026) of the mining company, at a rate that varies from 0.5% up to 5%, depending on the consolidated annual sales.

Law No.20,017, published on June 16, 2005, modified the Water Code. Under certain conditions, these modifications allow the constitution of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations. These changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations, as it could affect the amount of water as to which, based on our rights, we should effectively have access to.

If similar changes are enacted in the future, they may have a material adverse impact on our business, financial condition and results of operation.

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

Chilean environmental regulations have become increasingly stringent in recent years, both in respect to the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue. Furthermore, recently implemented environmental regulations have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

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

In connection with our current investments at the Atacama Salar we have obtained approval for an environmental impact assessment study that allows to increase brine and water extraction, subject to a rigorous environmental monitoring system. The success of these investments is dependent on the observed values of the ecosystem variables being monitored over time. If the ecosystem shows a detrimental behavior in future years, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

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

Risks related to our financial activities

Interest rate fluctuations may have a material impact on our financial results

We maintain short and long-term debt priced at Libor, plus a spread. As we do not have derivative instruments to hedge the Libor, we are subject to fluctuations in this rate. As of December 31, 2006, we had approximately 41% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition.

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

Our share price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to be constantly looking for opportunities that will allow us to consolidate and strengthen our competitive position. Pursuant to this strategy, we may from time to time, evaluate and eventually carry out acquisitions relating to any of our businesses. Depending on our then current capital structure, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

You may be unable to enforce rights under U.S. Securities Laws.

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and you may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. Federal or State securities laws.

Our Company is a "sociedad anónima abierta" (open stock corporation) incorporated under the laws of the Republic of Chile. Most of SQM's directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States against them in United States courts.

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

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History And Development Of The Company

Historical Background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Public Notary of Santiago, Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 No. 1.992. SQM's headquarters are located at El Trovador 4285, Piso 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 425-2000.

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile and the country was the world's leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

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

Between the years 1994 to 1999, we participated in the biggest non-metallic mining project ever carried out in Chile, the development of the Atacama Salar project in northern Chile. During this period, the project required an investment of approximately US$300 million, which was used in the construction of a 500,000 ton capacity potassium chloride plant, a 22,000 ton capacity lithium carbonate plant, a close to 200,000 ton capacity potassium sulfate plant and a close to 10,000 ton capacity boric acid plant. The potassium chloride, lithium carbonate, potassium sulfate and boric acid plants are currently in operation.
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

Since 2005, we have strengthened our leadership in our main business by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period we acquired Kefco in Dubai and the iodine business of DSM. We also sold our stake in the Italian subsidiary Impronta S.R.L. and the Mexican Subsidiary Fertilizantes Olmeca; these sales allowed SQM to concentrate its efforts on its core products.

Capital Expenditure Program

We are constantly reviewing different opportunities for improving our production methods, increasing production capacity of existing products and developing new products and markets. Additionally, significant maintenance of capital expenditures is required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand and products that can be derived as part of our existing production. Our capital expenditures in the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment.

SQM's capital expenditures in the 2004-2006 period were the following:

	2006(4)	2005(3)	2004(2)
	(in millions of US$)
Expenditures (1)	290.5	198.1	91.4

(1)
In these item, capital expenditures mean any investment aimed at sustaining, improving or increasing production levels, including acquisitions and investment in related companies. These amounts will not match the consolidated statements of cash flows, as the Company does not consolidate development stage companies.

(2)	Includes acquisition of PCS Yumbes (US$35 million). The Yumbes mine is not currently being mined and some of the purchased facilities have been relocated to be used in other SQM facilities.

(3)	Includes acquisition of Kefco in Dubai (US$9.3 million)

(4)
Includes acquisition of DSM’s Iodine business for a total of US$72 million, plus all the cash, accounts receivable and final product inventories minus the total liabilities of the Chilean and Dutch companies considered in the transaction.

We have developed a capital expenditure program calling for investments totaling approximately US$630 million (not including acquisitions) between 2007-2009 of which approximately US$230 million should be spent in 2007. The main purpose of our capital expenditure program is to increase production capacity of natural nitrates by approximately 25% and lithium carbonate by more than 30%.

During 2006, the company had total capital expenditures of approximately US$177.3 million (not including the DSM iodine business acquisition) primarily relating to:
•  María Elena project including a new crushing facility
• a granular and prilling facility located at Coya Sur
• a new drying facility for soluble potassium nitrate at Coya Sur
• completion of the investment in the iodine facility and solar ponds at Nueva Victoria ; and
• various projects designed to maintain capacity, increase yields and lower costs.

Additionally, SQM bought the iodine business of DSM for approximately US$72.0 million (plus working capital) in January 2006.

The company has budgeted for 2007 total capital expenditures of approximately US$230 million, primarily relating to:
▪	completion of the María Elena project
▪	investment in a new potassium nitrate production facility at Coya Sur
▪	completion of the granular and prilling facility located at Coya Sur
▪	revamping of our railroad and rolling stock
▪	investment in the new solar ponds and wells at the Salar de Atacama
▪	investment in the expansion of lithium carbonate production
▪	development of new mining areas at Pedro de Valdivia; and various projects designed to maintain capacity, increase yields and reduce costs.

For 2008 and 2009, we estimate total capital expenditures of approximately US$400 million, primarily for (i) the increase in lithium carbonate production capacity; (ii) the completion of the potassium nitrate production facility at Coya Sur; (iii) the upgrade of our railroad system to handle expanded capacity; (iv) additional solar ponds and wells at the Salar de Atacama in order to increase production; and (v) various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK-soluble blending facilities.

4.B. Business Overview

The Company

We believe we are the world’s largest integrated producers of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrition products, iodine and lithium derivatives, and certain industrial chemicals, including industrial nitrates. Our products are sold in over 100 countries through our worldwide distribution network and we generate approximately 84% of our revenues from countries outside Chile. Our products are mainly derived from mineral deposits found in the first and second regions of northern Chile, where we mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of the Atacama Salar, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrition and industrial applications, as well as iodine and iodine derivatives. At the Atacama Salar, we extract brines rich in potassium, lithium and boron, and produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite. We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Atacama Salar. We market all of these products through an established worldwide distribution network.

Our products are divided into five main categories: specialty plant nutrition products, iodine and derivatives, lithium and derivatives; industrial chemicals; and other products. Specialty plant nutrition is comprised of specialty plant nutrition products that are fertilizers that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries and a growing application is in the production of polarizing film, which is an important component in liquid crystal displays (“LCDs”) screens, and lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Other products include potassium chloride and other commodity fertilizers that are bought from third parties and sold mostly in Chile and Mexico.

For the year ended December 31, 2006, we had revenues of approximately US$1,042.9 million, operating income of approximately US$219.9 million and net income of approximately US$141.3 million.

Specialty Plant Nutrition: We produce five principal types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as fruits, vegetables, industrial crops, cereals and cotton, and are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application the products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), Allganic™ (organic farming) and Nutrilake™ (acquaculture). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. These advantages, plus customized specialty blends that meet specific needs along with technical service provided by us, allow us to create plant nutrients solutions that add value to crops through higher yields and better quality production. Because our products are natural or derived from natural nitrate compounds or natural potassium brines (in the case of potassium sulfate), they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops. Consequently, specialty plant nutrients are sold at a premium price

Iodine: We are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers

Lithium: We are the world's leading producer of lithium carbonate, which is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, lithium bromine for air conditioner equipment, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. However, other uses, such as adhesives and wastewater treatment also account for important sales volumes and have good prospects for the future. Potassium nitrate, while also used in the manufacture of specialty glass, is consumed primarily in cathode ray tubes for TV’s and computer monitors. In addition, potassium nitrate is an important raw material for the production of frits for the ceramics and enamel industries. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, glass, and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

Other Products: We produce and market granular potassium chloride, which is distributed through our subsidiary Soquimich Comercial S.A. in Chile. We have close to 100% of the market share for this product in Chile. In addition, we import fertilizers that are distributed through Soquimich Comercial S.A. in Chile, offering complete fertilization services to our customers.

The following table sets forth the percentage breakdown of our revenues in the 2002-2006 period according to our product lines:

	2006	2005	2004	2003	2002
Specialty Plant Nutrition	48%	54%	54%	52%	51%
Iodine and derivatives	21%	17%	14%	12%	15%
Lithium and derivatives	12%	9%	8%	7%	7%
Industrial Chemicals	7%	8%	9%	10%	11%
Other Products	12%	12%	15%	19%	16%
	100%	100%	100%	100%	100%

Business Strategy

Our general business strategy is to:

(1)	participate in businesses where we are or will be a cost leader supported by strong fundamentals;

(2)	differentiate ourselves from commodity producers by manufacturing, marketing and distributing specialty products that sell at high value;

(3)	continually increase the efficiency of our production processes and reduce costs in order to increase our productivity;

(4)	maintain leadership in our principal business areas - specialty plant nutrients, iodine and lithium - in terms of installed capacity, costs, production, pricing and development of new products; and

(5)	pursue vertical integration into value added markets.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be extracted from our natural resources. In order to take advantage of these opportunities, we have developed a specific strategy for each of our product lines, as set forth below:

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to (i) continue expanding our sales of natural nitrates by continuing to exploit the advantages of our products over commodity nitrates and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase our sales of higher margin specialty plant nutrition products based on natural nitrates, particularly soluble potassium nitrate and NPK-soluble blends; (iii) pursue investment opportunities in complementary businesses to increase production, reduce costs and add value to and improve the marketing of our products; (iv) emphasize development of locally produced new specialty nutrient blends and customized products intended to meet local specific customer needs in all of our principal markets; (v) focus primarily on the soluble and foliar plant nutrient market in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with the demand growth; (ii) develop new iodine derivatives and participate in iodine recycling projects; and (iii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

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

Industrial Chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) develop new industrial markets for our current products; (iii) target sales of boric acid to industrial niche markets; and (iv) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

New Business Ventures

From time to time we evaluate opportunities to expand our business in our current core businesses or within new business lines, both within and outside Chile, and we expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Production Process

Our integrated production process can be classified according to our natural resources:
• Caliche ore deposits: contain nitrates, iodine and sodium sulfate.
• Atacama Salar brines: contain potassium, lithium, sulfates and boron.

Caliche Ore Deposits

We mine caliche ore from open pit deposits located in northern Chile. Caliche deposits are the largest known source of natural nitrates in the world. The geological origin of caliche ore deposits in northern Chile is uncertain, with a number of possible geological formation theories. The consensus is that a volcanic formation of deposits was followed by water runoff, leaching and depositing in existing sediments.

Caliche deposits are located in northern Chile, where we currently operate four mines: Pedro de Valdivia, María Elena, Pampa Blanca and Nueva Victoria (including the Iris operation, formerly the DSM Iodine business mine)

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to five meters, and with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is accomplished, including full geological reconnaissance and dust recovery drill holes to determine the features of each deposit and its quality. Drill hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (3 years) and short-term basis (1 year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. Following the production of drill holes, information is updated to offer the most accurate ore supply schedule to the processing plants.

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

The ore in Pedro de Valdivia and María Elena plants is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore delivers two products, a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to processing.

In Pampa Blanca and Nueva Victoria the run of mine ore is loaded in heaps and leached to produce concentrated solutions.

Caliche Ore-Derived Products

Caliche ore derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

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

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using production methods we have developed. The solutions from the leaching of the fine fraction of the ore, once the iodine is extracted,are pumped to the Coya Sur plant. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting rich potassium nitrate solution is crystallized using a cooling and centrifuging process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate.

Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in leach pads from which we extract rich iodine and nitrate solutions that are sent to iodine plants for iodine extraction. After iodine has been extracted, the solutions are sent to solar evaporation ponds where the solutions are evaporated, where rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur or another of our salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is more than 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect by the end of 2009 to increase that capacity by approximately 250,000 metric tons per year.

Crystallized or prilled potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors worldwide.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our María Elena facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate.

Our aggregate current production capacity is 1,100,000 metric tons per year. With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia and Nueva Victoria facilities, extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions from the leaching of caliche will carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and prilled. We have obtained patents in Chile and in the United States for our iodine prilling process.

Prilled iodine is tested for quality control purposes, then packed in 20 - 50 kilogram drums or 350 - 700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivative production plants have qualified under the ISO-9002 program, providing third-party certification - TÜV Rheinland- of the quality management system and international quality control standards that we have implemented.

Our total iodine production in 2006 was approximately 9.7 thousand metric tons: approximately 2.5 thousand metric tons from Pedro de Valdivia, 1.3 thousand metric tons from María Elena, 1.4 thousand metric tons from Pampa Blanca, 3.3 thousand metric tons from Nueva Victoria and 1.2 thousand metric tons from Iris. The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena. We have the flexibility to adjust our production according to market conditions.

As we had anticipated, the various projects oriented to significantly increase our iodine production capacity, together with the recent DSM iodine business acquisition, have allowed us to have, from the second quarter of 2006 onwards, an aggregate production capacity approximately 11 thousand metric tons per year, which is higher than our sales for 2006. This will allow us to have the capability to respond to sudden changes in demand and the expected future demand growth. During 2006 we recovered our operational inventories. Since June 2006, Iris Iodine operations are halted.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay North America L.L.C., "Ajay," a U.S.-based Company that purchases iodine from us. We have in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

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

In order to produce potassium chloride, brines from the Atacama Salar are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystalized mixture of salts of potassium chloride and sodium chloride, of which one portion is harvested and stored and the other portion of which is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated dual transport system (truck/rail), where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Atacama Salar and in excess of our needs to third parties. Our production facilities currently have a production capacity up to 650,000 metric tons per year. Actual capacity will depend on volumes and quality of the mining resources pumped from the Salar. During 2006 actual production was lower than in 2005 and we expect that 2007 producion will be higher than in 2006.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the amount in excess of our needs is reinjected into the Atacama Salar; (ii) sodium chloride, which is similar to the surface material of the Atacama Salar and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

Lithium Carbonate

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining lithium chloride concentrated solution is transported by truck to a production facility located near Antofagasta, approximately 250 kilometers from the Atacama Salar. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried then, if necessary, compacted and finally packaged for shipment. Our lithium carbonate facility production capacity is approximately 30,000 metric tons per year. A project is currently under way to increase our production capacity to 40,000 metric tons per year and will be completed by second half 2008. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar operations.

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

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Atacama Salar, we produce potassium sulfate and boric acid from the Salar brines. The plant stands on an area of the Salar where higher sulfate and potassium concentrations are found in the brine. Brines are pumped to preconcentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Boric acid is produced in crystallized form by acidulation of the final concentrated brines, dried and packaged for shipment at the same facility.

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

Specialty Plant Nutrition

We believe we are the world's largest producers of potassium nitrate. We also produce the following specialty plant nutrients: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate, urea phosphate (since 2005) and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends"). These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High value crop farmers are prompted to invest in specialty plant nutrients by to their technical advantages over commodity fertilizers (such as urea and potassium chloride). These advantages translate into products and crops with higher yields and added quality. Our specialty plant nutrients have significant advantages for certain applications over commodity based nitrogen and potassium fertilizers, such as the before mentioned urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;

•	are absorbed more rapidly by plants because they do not require nitrification, unlike ammonia based fertilizers;

•	are free of chlorine content, reducing the risk of scorching roots;

•	do not release hydrogen after application, therefore avoiding increased soil acidity;

•	possess trace elements, which promote disease resistance in plants and have other beneficial effects;

•	are more attractive to customers who prefer products of natural origin; and

•	are more efficient than commodity fertilizers because they deliver more plant nutrients per unit of nutrient applied.

In 2006, our revenues from specialty plant nutrients were approximately US$502.8 million, representing approximately 48% of our total revenues for that year.

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

Worldwide scarcity of water and weather changes force farmers to develop new agricultural techniques such as fertigation that minimize water requirements. These applications require fully water soluble plant nutrients.

Increasing land costs near urban centers also forces farmers to maximize their yield per surface area. Specialty plant nutrients, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrients provide nitrogen in nitric form, as opposed to ammonium form provided by urea, they are absorbed faster by crops. Crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be converted into nitric form in the soil first. This is not an immediate process (it takes time and needs special soil conditions) and releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop's yield and improving its quality.

Our potassium-based specialty plant nutrients are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects that translate into lower yield and quality.
The most important agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate plant nutrients are: industrial crops, vegetables, fruits, horticulture, sugar beet, cotton and other high value crops.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, all of which are produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Chile, USA, Mexico, United Arab Emirates, Belgium, Holland, South Africa, Turkey and Egypt.
The following table shows our sales volume of specialty plant nutrient fertilizer products and the revenues during the 2002-2006 period.

Sales Volume (in metric tons)	2006	2005	2004	2003	2002
Sodium nitrate	55,000	63,300	58,900	62,500	59,500
Potassium nitrate and sodium potassium nitrate(1)	635,000	690,200	707,600	696,500	558,600
Potassium Sulfate	172,400	178,600	157,700	143,200	161,000
Blended and other specialty plant nutrients(2)	361,500	350,700	374,400	377,100	276,600
Revenues (in US$ millions)	502.8	487.8	426.8	362.8	281.4

(1)	Includes re-sales of potassium nitrate purchased from PCS Yumbes.
(2)	Includes blended and other specialty plant nutrients. It also includes Yara's products sold pursuant to our commercial agreement.

Specialty Plant Nutrition: Marketing and Customers

In 2006, we sold our specialty plant nutrients to more than 100 countries. During the same year, approximately 91% of the Company's specialty plant nutrients sales in 2006 were exported: approximately 29% were sold to customers in Central and South America, 22% to customers in North America, 19% to customers in Europe and 21% to customers in other regions. Without considering any sales to related parties, no single customer represented more than 4.3% of SQM's specialty plant nutrients sales during 2006, and our 10 largest customers accounted in the aggregate for approximately 24% of sales during that period.

Sales Breakdown	2006	2005	2004	2003	2002
Central and South America	29%	29%	29%	26%	30%
North America	22%	22%	22%	18%	17%
Europe	19%	20%	19%	20%	15%
Others	21%	20%	20%	27%	27%
Chile	9%	9%	10%	9%	11%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our sales, technical support and distribution affiliates.

In November 2001, we signed an agreement with Yara International ASA (“Yara”, ex Norsk Hydro ASA). This agreement allows us to make use of Yara’s distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara International ASA's are marketed through our offices. Both parties, however, maintain an active control in the marketing of their own products.

We also signed a joint venture agreement (JVA) with Yara and Israel Chemicals Limited at the end of 2001. Under this JVA, SQM, Yara, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends business through their participation in a Belgian company called NU3 N.V. (“NU3”), to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara International ASA contributed its blending facility in Holland. With this JVA, important synergies have been achieved, particularly in production costs, administration and the marketing of soluble blends, strengthening the development of new products and improving customer services.
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

We estimate that Soquimich Comercial's joint sales of fertilizers represented approximately 36% of total fertilizer sales in Chile during 2006, of which no single customer represented more than 4% of total fertilizer sales revenues, and of which the 10 largest customers in total represented less than 12% of revenues.

Revenues generated by Soquimich Comercial represented 13.6% of the Company's 2006 consolidated revenues. Soquimich Comercial's consolidated revenues were approximately US$142 million, US$144 million and US$140 million in 2006, 2005 and 2004, respectively.

Specialty Plant Nutrition: Competition

We believe we are the world's largest producer of sodium and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Trans Resources International Inc., with its subsidiary Haifa Chemicals Ltd. in Israel. We estimate that sales of potassium nitrate by Trans Resources International and Haifa Chemicals accounted for approximately 36% of total world sales during the year 2006.

S.C.M. Virginia, a Chilean iodine producer, ultimately controlled by Inverraz S.A., also produces potassium nitrate from caliche ore and potassium chloride.

ACF, another Chilean producer, mainly oriented to iodine production, began production of potassium nitrate from caliche ore and potassium chloride during 2005. We believe that ACF production will be lower than S.C.M. Virginia.

Arab Potash, a Jordanian producer, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan.

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

Iodine

We believe we are the world's largest producer of iodine. In 2006, our revenues from iodine and iodine derivatives amounted to approximately US$217.7 million, representing approximately 21% of our total revenues in that year. We estimate that our sales accounted for approximately 33% of world iodine sales by volume in 2006. In January 2006, we acquired the iodine business of DSM, which represented approximately 8% of worldwide iodine production in 2005.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products, such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for liquid crystal displays (LCD), chemicals, herbicides, organic compounds, pigment and ink dyes. Iodine is added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine: Our Products

We produce iodine and, through a joint venture with Ajay, organic and inorganic iodine derivatives. SQM through Ajay or alone, is also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

Ajay-SQM Group (ASG) was formed in mid 1990s, as a joint venture between SQM and Ajay Chemical, a U.S.-based company. ASG has currently production plants in USA, Chile and France and is the world's leading inorganic and organic iodine derivatives producer. In 2006, approximately 33% of SQM's iodine sales were made to ASG.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership. In January 2006, SQM acquired the iodine and iodine derivatives business of DSM Group. The transaction included DSM’s iodine and iodine derivatives facilities located in the first region of Chile and the mining reserves located in the first and second region of Chile. Additionally, SQM acquired DSM’s iodine and iodine derivatives commercial operation in Europe. The agreement involved a base payment of US$ 72 million plus all the cash, accounts receivable and final product inventories minus total liabilities. With a production capacity of approximately 2.0 thousand metric tons, DSM reached an 8% global market share in 2005.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2000 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the 2002-2006 period:

Sales Volume (in thousand metric tons)	2006	2005	2004	2003	2002
Iodine and iodine derivatives	9.8	8.1	7.7	6.6	6.4
Revenues (in US$ millions)	217.7	149.1	110.5	84.6	84.1

Iodine: Marketing and Customers

In 2006, we sold our iodine products to around 400 customers in more than 70 countries. During the same year, most of our iodine production was exported: approximately 34% was sold to customers in Europe, 40 % to customers in North America, 5% to customers in Central and South America and 21% to customers in Asia, Oceania and other regions. Not considering sales to related parties, no single customer accounted for more than 10 % of the Company's iodine sales in 2006, and our ten largest customers accounted in the aggregate for approximately 39% of sales.

Sales Breakdown	2006	2005	2004	2003	2002
Europe	34%	30%	27%	34%	36%
North America	40%	37%	38%	40%	41%
Central and South America	5%	13%	13%	6%	13%
Others	21%	20%	22%	20%	10%

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

Iodine: Competition

SQM and several producers in Chile, Japan and the USA are the world's main iodine producers.

Japanese producers extract iodine from underground brines, which are mainly obtained together with the extraction of natural gas. Several Japanese producers also have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate that eight Japanese iodine producers accounted for approximately 24% of world iodine sales in the year 2006. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 10% of the world iodine sales.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for approximately 6% of world iodine sales in the year 2006, while four Chilean companies, including SQM iodine business, accounted for approximately 57% of such sales (33% by SQM and 24% by the other Chilean producers).

Additionally, iodine recycling, mainly related to LCD consumption has increased over the past few years and currently represents approximately 8% of world iodine sales.

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$22 per kilogram in 2006.

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

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer services and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves, the installed capacity and relatively lower production costs (as most part of our iodine is produced as part of a process for other products -mainly sodium nitrate and potassium nitrate for agricultural and industrial purposes). We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationships we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as coloring processes and for use as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Lithium

We believe we are the world's largest producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2006, our revenues from lithium sales amounted to approximately US$128.9 million, representing approximately 12% of our total revenues. We estimate that our sales accounted for approximately 36% of world's lithium units used in production of lithium chemicals. Lithium is also available in the form of lithium minerals. However, there is virtually no overlap of the markets demanding lithium minerals and lithium chemicals.

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

The following table sets forth our total sales and revenues from lithium carbonate and derivatives in the 2002-2006 period:

Sales Volume (in thousand metric tons)	2006	2005	2004	2003	2002
Lithium carbonate and derivatives	30.4	27.8	31.2	27.4	22.3
Revenues (in US$ millions)	128.9	81.4	62.6	49.7	37.3

Lithium: Marketing and Customers

In 2006, we sold our lithium products to approximately 270 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: approximately 32% to customers in Europe, 24% to customers in North America, 36% to customers in Asia and Oceania and 8% to customers in other regions. No single customer accounted for more than 11% of the Company's sales in 2006, and our ten largest customers accounted in the aggregate for approximately 47% of sales.

Sales Breakdown	2006	2005	2004	2003	2002
Europe	32%	33%	32%	31%	40%
North America	24%	25%	26%	29%	37%
Asia and Oceania	36%	31%	37%	37%	21%
Others	8%	11%	5%	3%	2%

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH (“Chemetall”, subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation (“FMC”). We estimate that they together sold approximately 43% of lithium in the lithium chemicals market (excluding lithium minerals) in 2006. Chemetall produces lithium carbonate in its operations located in Chile (Sociedad Chilena del Litio Limitada) and Nevada, USA. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina (Minera del Altiplano), where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Additionally lithium carbonate is being produced in China and we believe this production will increase in the near future.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding lithium minerals) amounted to approximately 83,000 metric tons in 2006.

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. We enjoy certain operational flexibility when producing industrial potassium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce boric acid. Boric acid is a by-product of the production of potassium sulfate. In 2006, our revenues from industrial chemicals were approximately US$71.3 million, representing approximately 7% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes and various chemical processes and metal treatments. Boric acid is mainly used in the glass, ceramics, fiberglass, enamels and as a raw material in the fabrication of screens for LCDs.

We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally) and potassium nitrate in 2006 accounted for 54%, and 30%, respectively, of worldwide sales in that period.

Industrial Chemicals: Our Products

We produce technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. We market our refined grade sodium nitrate under the brand name "Niterox." We produce boric acid in crystalline form.

The following table sets forth our sales volumes of industrial chemicals and total revenues in the 2002-2006 period:

Sales Volume (*) (in metric tons)	2006	2005	2004	2003	2002
Industrial nitrates	162,000	176,300	192,800	193,200	187,300
Boric Acid	9,700	6,300	6,120	10,700	11,300

Revenues (in US$ millions)	71.3	70.5	68.8	66.7	62.3

(*)
We halted our sodium sulfate production at the beginning of 2006 to prioritize the production of nitrates. We do not expect to produce sodium sulfate again in the short term. As a result of this change, we have ceased to include sodium sulfate in this business line, and we have reclassified its volumes and revenes to the "Others" segment.

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

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in more than 50 countries in 2006. Approximately 41% of our sales of industrial chemicals were made to customers in North America, 29% to customers in Europe, 17% to customers in Central and South America and 13% to customers in Asia, Oceania and other regions. No single customer accounted for more than 7% of the Company's sales of industrial chemicals in 2006, and our ten largest customers accounted in the aggregate for approximately 36% of such sales.

Sales Breakdown	2006	2005	2004	2003	2002
North America	41%	42%	38%	39%	31%
Europe	29%	28%	23%	25%	17%
Central and South America	17%	17%	24%	12%	24%
Others	13%	13%	15%	24%	28%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our industrial sodium nitrate and technical potassium nitrate products at our facilities in Europe, North America, South Africa and South America to achieve prompt deliveries to customers. Industrial sodium nitrate and technical potassium nitrate sales are made pursuant to spot purchase orders. Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and continuously work with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are the world's largest producer of industrial sodium nitrate. We estimate that we accounted for approximately 54% of world production of industrial sodium nitrate in 2006 (excluding China and India internal demand, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia. These producers together represent 46% of total production and produce sodium nitrate as a by-product of other production processes. In the refined grade sodium nitrate market, Badische Anilin und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.), are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the technical potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 28% market share in the industrial sector. We estimate our market share at approximately 30% for 2006.

Producers compete in the market for industrial sodium nitrate and technical potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of industrial sodium nitrate and are able to produce high quality products.

Raw Materials

The main raw material that SQM requires in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from our operations at the Atacama Salar.

Other important raw materials are sodium carbonate (in lithium carbonate production and for neutralization of iodine solutions), anti-caking and anti-dust agents (in the production of nitrates), kerosene (in the iodine production), ammonium nitrate (in the preparation of the anfo that is used as explosives in the mining operations), diesel (mainly in mining equipment and as replacement of natural gas), natural gas (in heat generation and heating processes), fuel oil (as replacement of natural gas), electricity acquired from electric utilities and woven bags for packaging our final products. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 11.7% of our cost of sales in 2006.

Most of our raw materials, especially energy-related raw materials, have experienced significant price increases in the last year.

In 1998 we entered into a long-term (fifteen years) electricity supply agreement with Norgener, a major Chilean electricity producer. During 1999, we entered into a long-term (ten years) electricity supply agreement with Electroandina S.A., also a major Chilean electricity producer. Since April 2000, the Company has been connected to the Sistema Interconectado del Norte Grande, (SING), which is our current electricity supplier and is the supplier for most cities and industrial facilities in northern Chile. As of December 31, 2006 we were party to arbitration proceedings with Electroandina and Norgener. As of June, 2007 the arbitration proceeding with Norgener has finalized and the arbitration with Electroandina continues its course. For a discussion of risks related to electricity supply, see Item 3. Key Information—Risk Factors.

In May 2001, we entered into a 10 year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year. This gas supply is sufficient to satisfy the requirements for the facilities that are connected to a gas supply. Nonetheless, we are currently facing important shortages in the supply of natural gas derived from export restrictions imposed by the Argentinean government. For a discussion of risks related to natural gas supply see Item 3. Key Information—Risk Factors.

We obtain ammonium nitrate, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. We acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier. Diesel fuel is obtained under contracts that provide for sales of fuel at international market prices.

We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria and Atacama Salar facilities is obtained from wells near the production facilities. In the case of Pampa Blanca we additionally buy water from third parties for our production processes. We have permits from the Chilean Water Authority to explore for additional non-potable water and permits to use granted water rights for an indefinite period of time (based on specified maximum volumes) without charge. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

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

On May 18, 2005, the Chilean Congress approved Law No. 20,026, also known as the “Royalty II Law,” which established a royalty to be applied to mining activities developed in Chile, levied on mining companies whose sales are equal to or greater than the equivalent value of 12,000 metric tons of fine copper (MFT), as determined according to the London Metal Exchange Grade A copper cash quotation. This new mining royalty, which has been applied from 2006 onwards, is levied on the “taxable operating income” (as this term is defined in Law No. 20,026) of the mining company, at a rate that varies from 0.5% up to 5% depending on the consolidated annual sales.

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

On August 10, 1993, the Ministry of Health published in the Official Gazette a determination pursuant to applicable air quality standard regulations stating that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded quality standards for breathable air affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In the year 2000, CONAMA approved a plan to reduce the atmospheric particulate levels below permissible levels by July of the same year, with certain amendments, by Decree Nº164/2000. Although we followed the plan and reduced substantially the atmospheric particulate levels at our principal production facilities, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. Resolution Nº384, published in the Official Gazette on May 16, 2000, initiated a revision and reformulation of the plan. The new plan was published by Decree N°37/2004 on March 2004, and it demands to reduce 80% of the emissions for atmospheric particulate material in two years. We designed a new project that modifies the milling and screening systems used in the processing of the caliche ore at María Elena facilities, which should allow for the necessary reduction of particulate material emissions. An environmental impact study for the project was presented to the Environment Commission and it was approved through Resolution Nº270 in October 2005. Upon issuing the approval for the environmental impact study, the Environmental Commission issued Decree N°53975, which authorizes this project as the one through which we will comply with the emission reductions asked for in Decree N° 37/2004. The project finished construction in April 2007 and is estimated to be in full operation by July 2007.

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

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial, which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries as of March 31, 2007. For a list of all our consolidated subsidiaries see Note 2(a) to the Consolidated Financial Statements.

Main subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitratos S.A.	Extracts and sells Caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Atacama Salar to produce and market the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Minera Nueva Victoria S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrales de Tránsitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Soquimich Comercial S.A.	Markets domestically the Company’s specialty plant nutrition products and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets the Company’s iodine and iodine derivatives	Chile	51%
Sales and distribution affiliates in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market the Company’s products throughout the world	Various

4.D. Property, Plants And Equipment

Discussion of our mining rights is organized below according to the geographic location of our mining operations. SQM's mining interests located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (el Norte Grande), referred to collectively as the "Caliche Ore Mines" are discussed first. Second, are the company's mining interests within the Atacama Desert in the eastern region of el Norte Grande (the "Atacama Salar Brines") are then discussed.

DESCRIPTION OF THE CALICHE ORE MINES

As of December 31 2006, we held exploration rights or exploitation rights to mineral resources representing approximately 1,799,441 hectares. We have also submitted applications for exploration and exploitation rights for more than 728,874 additional hectares. As part of these rights, we have six mines covering an area of approximately 388,000 hectares. Of these six mines, four are being exploited and two are without current operations. Additionally, at the beginning of 2006 we incorporated the Iris mine as described below.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 77 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 25 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 9.4 years. Electricity, diesel and natural gas, and fuel oil are the primary source power for this operation.

María Elena

The mine and facilities that we operate in María Elena are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 82 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 14 kilometers north of the María Elena production facilities. The power sources utilized are mainly electricity, diesel, natural gas and fuel oil. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 11.7 years.

Pampa Blanca

We currently conduct caliche ore operations in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. Beginning in 1987, the output from Pampa Blanca was derived from old waste ore deposits. In 1997 we began mining new caliche ore deposits at Pampa Blanca. Ore from this mine is transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. Various companies conducted mining operations at the site in the late 1920s. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 12.5 years. The power source utilized is mostly electricity, produced by mobile diesel generators.

Nueva Victoria

At the end of 2002, we restarted our caliche ore operations in Nueva Victoria. This site is located 180 kilometers north of María Elena and is accessible by highway. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 4.3 years. The power source utilized is mostly electricity, obtained from the SING.

Mapocho—Inactive

The Mapocho mine is located 67 kilometers northeast of Iquique in the First Region and is accessible by highway. During its years of operation, Mapocho was mined for caliche ore. Production started in 1996 from old waste deposits and then shifted to new caliche ore deposits in 1997. The ore in Mapocho was transported by truck to heap leaching pads and then used to produce iodine. We shut down the plant and dismantled it in 1999. This mine represents a future extension of Nueva Victoria mining operations

Soronal—Stand By

We have proven and probable reserves at Soronal, which is located 35 kilometers to the north of Nueva Victoria and is accessible by highway. This area has not been exploited yet, but represents a future extension of Nueva Victoria mining operations.

Iris—Stand By

Formerly the mine used by DSM, it is not currently in operation. This mine was in operation during the first half of 2006 and was not exploited during the rest of the year. This area has not been further explored by us since its acquisition at the beginning of 2006, therefore we have not carried out an estimation of proven or probable reserves. This mine represents a future extension of Nueva Victoria mining operations, or a continuity of operations of the Iris iodine operations.

Description of the Atacama Salar Brines

Atacama Salar Brines

We hold rights to exploit the mineral resources in an area covering approximately 197,000 hectares of land in the Atacama Salar in northern Chile, and have applied for additional rights covering approximately 194,700 hectares. The Weighted Average Age of our mining facilities at Atacama Salar is approximately 7.7 years. The main source of power used by the operation is electricity.

Additional Mining Operations Leased in the Atacama Salar Region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 197,000 hectares of land in the Atacama Salar in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A., (the Lease Agreement). Corfo may not unilaterally amend the Lease Agreement and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo´s exploitation rights and for annual payments to the Chilean government and expires on December 31, 2030. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Atacama Salar brines. In the years 2006, 2005 and 2004, royalty payments amounted to approximately US$ 9.2 million, US$ 6.8 million, and US$4.9 million, respectively.

In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 65,200 additional hectares in the Atacama Salar. Under the terms of the Atacama Salar Project Agreement between Corfo and SQM Salar S.A., (the Project Agreement), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 65,200 hectares of the Atacama Salar. The Project Agreement expires on December 31, 2030.

Concessions, Extraction Yields and Reserves for the Caliche Ore Mines and Salar Brines

Concessions Generally

Caliche ore. We hold our mineral rights pursuant to one of two types of exclusive concessions granted pursuant to applicable law in Chile:

(1) "Exploitation Concessions" These are concessions whereby we are legally entitled to use the land in order to exploit the mineral resources contained therein on a perpetual basis subject to annual payments to the Chilean government; or

(2) "Exploration Concessions" These are concessions whereby we are legally entitled to use the land in order to explore for mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years if the area covered by the concession is reduced by half.

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

Concessions for the Caliche Ore Mines and Salar Brines

Approximately 79% of our total mining concessions are held pursuant to Exploitation Concessions and 21% pursuant to Exploration Concessions, not including areas within the Atacama Salar Mines. Of the Exploitation Concessions, approximately 77% have been already granted pursuant to applicable Chilean law, and approximately 23% are in the process of being granted. Of the Exploration Concessions, approximately 60% have been already granted pursuant to applicable Chilean law, and approximately 40% are in the process of being granted. Chile owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$5.9 million in the year 2006.

The following table sets forth our exploitation and exploration concessions as of December 31, 2006:

	Exploitation Concessions (*)		Exploration Concessions (*)
Mines	Total number	Hectares	Total number	hectares	Total number	hectares
Pedro de Valdivia	708	93,207	2	100	710	93,307
Maria Elena	658	125,879	38	2,838	696	128,717
Pampa Blanca	516	96,718	2	30	518	96,748
Nueva Victoria	71	8,366	15	2,829	86	11,195
Mapocho	61	8,240	11	366	72	8,606
Soronal	311	42,580	49	6,883	360	49,463
Atacama Salar	132	197,483	669	194,700	801	392,183
Sub total mines	2,457	572,473	786	207,746	3,243	780,219

Other caliche areas	6,648	1,743,225	1,228	397,054	7,876	2,140,279
Salars and other areas	123	31,053	111	30,300	234	61,353
Sub total other areas	6,771	1,774,278	1,339	427,354	8,110	2,201,632
Total	9,228	2,346,751	2,125	635,100	11,353	2,981,851

(*) We have included in this table both granted concessions and concessions in the process of being granted

Extraction Yields
The following table sets forth certain operating data relating to each of our mines (1):

(Values in thousands unless otherwise stated)	2004	2005	2006
Pedro de Valdivia

Metric tons of ore mined	12,029	12,362	11,652
Average grade Nitrate (% by weight)	7.2	7.2	7.4
Iodine (parts per million (ppm))	378	402	399
Metric tons of Crystallized Nitrate Produced	458	476	454
Metric tons of Iodine Produced	2.3	2.6	2.5

María Elena (1)

Metric tons of ore mined	5,835	5,917	5,682
Average grade Nitrate (% by weight)	8.6	8.0	7.5
Iodine (ppm)	485	428	399
Metric tons of Crystallized Nitrate Produced	480	479	504
Metric tons of Iodine Produced	1.5	1.4	1.3

Pampa Blanca

Metric tons of ore recovered	4,976	5,309	4,832
Iodine (ppm)	560	520	530
Metric tons of Iodine Produced	1.4	1.5	1.4

Nueva Victoria

Metric tons of ore recovered	6,776	7,140	12,024
Iodine (ppm)	505	504	501
Metric tons of Iodine Produced	2.0	2.2	3.4

Iris
Metric tons of ore recovered	—	—	2,611
Iodine (ppm)	—	—	440
Metric tons of Iodine Produced	—	—	1.2

SQM Salar

Metric tons of Lithium Carbonate Produced	27	27	29
Metric tons of Potash Produced	638	632	539
Metric tons of Potassium Sulfate Produced	178	162	170
Metric tons of Boric Acid	9	9	8

•	(1) Includes production at Coya Sur from treatment of fines and nitrates from pile treatment at Pampa Blanca, María Elena and Pedro de Valdivia.

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

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging evaluation and the application of operational parameters to obtain economically profitable reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be considered indicated resources and then, adjusting for technical, economic and legal aspects, as probable reserves. The degree of certainty of probable reserves, although lower than that of proven reserves, is high enough to assume continuity between points of observation. These probable reserves are obtained by evaluation of polygons and have an uncertainty or error margin greater than that of proven reserves.

The updated estimates of our proven reserves of caliche ore at each of our mines, as of December 31 2006, are as follows:

Mine	Proven Reserves (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	158.7	7.1%	371
María Elena	136.6	7.2%	416
Pampa Blanca	78.1	6.2%	546
Nueva Victoria	93.9	4.1%	460
Mapocho	4.6	5.3%	436
Soronal	158.9	7.1%	405

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31 2006, are the following:

Mine	Probable Reserves (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	133.5	6.8%	435
María Elena	97.6	7.3%	380
Pampa Blanca	429.4	6.0%	524
Nueva Victoria	71.7	3.7%	440
Soronal	59.1	7.6%	362

The proven and probable reserves shown above are the result of exploration and evaluation in approximately 15.2% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 84.8% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources. Reserves shown in these tables consider and are calculated over mining properties that are not involved in any legal issues between SQM and other parties. Additionally, these reserves do not include the Iris as we have not carried out an estimation of proven or probable reserves since its acquisition at the beginning of 2006.

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

Exploration Program. We maintain a permanent program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2006, we continued a basic reconnaissance program on the new mining properties including a geological mapping of the surface and spaced drill-holes campaign covering approximately 42,171 hectares. Additionally, we conducted general explorations based on a closer grid pattern drill-holes in a total area of approximately 1,154 hectares and, in addition, carried out in-depth sampling of approximately 1,936 hectares (761 hectares at Pedro de Valdivia, 341 hectares at María Elena, 710 hectares Nueva Victoria and 119 hectares at Pampa Blanca). The exploration and development program in 2007 calls for a basic reconnaissance program over a total area of 34,221 hectares, general exploration over a total area of about 1,836 hectares and, in addition, in-depth sampling of approximately 1,813 hectares.

Reserves and Concessions for the Atacama Salar Brines

Reserves for the Atacama Salar Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Atacama Salar. We have explored the land up to a depth of 100 meters and estimate that our proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters, are as follows:

	Proven Reserves (millions of metric tons)	Probable Reserves (millions of metric tons)
Potassium (K+)	39.9	5.1
Sulfate (SO42–)	36.1	1.3
Lithium (Li+)	2.1	1.3
Boron (B3+)	1.2	0.1

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geostatistical study using the Kriging method in 2D. We calculate the quality of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable percentage, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves. This procedure considers process restrictions from which economic feasibility has been determined to produce commercial products like potassium chloride, potassium sulfate, lithium carbonate and boric acid. Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment.

The recoveries of each ion depend on brine composition, which changes in time, and the process applied to produce the desired commercial products. Ponds and metallurgical recoveries for potassium vary from 47% to 68% while for sulfate vary from 27% to 44%. The recoveries for lithium vary from 28% to 32% and for boron is approximately 29%.

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

ARICA
I REGION
MAPOCHO
IQUIQUE
SOBOSAL
NUEVA VICTORIA
SALAR DE CARCOTE
TOCOPILLA
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
CALAMA
PAMPA PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DEL CARMEN
II REGION
TALTAL
REPUBLIC OF CHILE
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Date : December 31, 2006

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2006:

Location	Type of Facility	Approximate Size (1) (Hectares)
Pedro de Valdivia	Nitrate, sulfate and iodine production	126
María Elena	Nitrate, sulfate and iodine production	110
Coya Sur	Nitrate, sulfate and iodine production	232
Pampa Blanca	Concentrated nitrate salts and iodine production	86
Nueva Victoria	Iodine production	11
Atacama Salar(2)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	2,288
Salar del Carmen, Antofagasta	Lithium carbonate and lithium hydroxide production	32
Tocopilla	Port facilities	24

(1)	Includes production facilities, solar evaporation ponds and leaching heaps, if any.

(2)	We lease the exploitation rights used at the Atacama Salar from Corfo.

We own, directly or indirectly through subsidiaries, all of the facilities, free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2006, the gross book value of the property and associated plant and equipment at the Pedro de Valdivia, María Elena, Coya Sur, Pampa Blanca, Nueva Victoria, Atacama Salar, Salar del Carmen and Tocopilla was approximately US$188.93 million, US$322.04 million, US$156.04 million, US$17.05 million, US$166.21 million, US$374.45 million, US$94.29 million and US$61.79 million, respectively.

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

The Weighted Average Age of our production facilities at Pedro de Valdivia, María Elena, Coya Sur, Nueva Victoria, Atacama Salar and Salar del Carmen is approximately 10.39 years, 10.20 years, 9.32 years, 4.51 years, 8.30 years and 7.96 years, respectively. The Weighted Average Age of our iodine facilities at Pampa Blanca is approximately 12.53 years. Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 13.29 years. We consider the condition of our principal plant and equipment to be good.

We maintain different projects to improve our production methods, to increase production capacity of current products and to develop new products and markets. We have in place a capital expenditure program calling for investments totaling approximately US$630 million. For further discussion see item 4.A History And Development Of The Company - Capital Expenditure Program.

TRANSPORTATION AND STORAGE FACILITIES

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

The main center for our production and storage of raw material is the hub composed of the facilities in Coya Sur, Pedro de Valdivia and María Elena. Our Salar de Atacama facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, and the finished product plants of Lithium Carbonate and Lithium Hydroxide. The Tocopilla Port Terminal, which we own, is the main facility for storage and shipment of our products. In January 2006, the company acquired, a new facility in Iris, near Nueva Victoria, containing nitrates and iodine ores as well as iodine and iodine derivatives finished product plants.

Nitrate raw materials are produced and first stored at our Pampa Blanca, Pedro de Valdivia and María Elena mines, and then transported by rail (Pedro de Valdivia), conveyor belt (María Elena) and truck (others) to the plants described in the next paragraph, for further production processes.

Nitrate finished products are produced at our facilities in Pedro de Valdivia, María Elena and Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk.

Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by a dedicated dual transport system (rail/truck) owned by a third party dedicated contractor. Product going to Coya Sur is used as raw material for the production of potassium nitrate or for potassium chloride finished product.

Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and then are transported to Tocopilla Port Terminal to follow the rest of the process. Potassium sulfate is transported by the same dual mode system as potassium chloride, and boric acid is transported, already bagged at the Salar de Atacama, by a contracted trucking company.

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

Iodine raw material, obtained in the same mines the nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia, Iris and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for vessel container transport or by truck to Santiago, where iodine derivatives are produced.

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

For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from another port, mainly Antofagasta, Mejillones and Iquique.

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted for by us to transfer the product to our hubs around the world or for shipping to customers, which in limited cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer owned equipment.

A fuel oil storage facility at Tocopilla, owned by SQM, was closed and dismantled during February 2006, as a part of a rationalization plan for the terminal. The space is destined as bag storage and a new container loading facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained below in the Notes to the Financial Statements in Note 29—Differences between Chilean and United States Generally Accepted Accounting Principles. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the Consolidated Financial Statements as of December 31, 2006 and 2005, and for the three years in the period ended December 31, 2006.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the assessed inability of our customers to make required payments.If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances may be required. We routinely review the financial condition of our customers and make assessments of collectibility.

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

Staff severance indemnities

We have significant staff severance indemnity liabilities, which are recognized on accrual basis. Inherent in the valuations of these obligations are key assumptions, including discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related benefit plan liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

Mining development costs

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production are capitalized under “other long-term assets” and amortized using a units-of-production method over the associated proven and probable reserves. The Company determines its proven and probable reserves based on drilling, brine sampling and geostatistic reservoir modeling in order to estimate mineral volume and composition

All other mine exploration assets costs, including expenses related to low grade mineral resources rendering reserves that are not economically exploitable, are charged to the results of operations in the period in which they are incurred

Long-lived assets and their impairment

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The estimated useful lives are based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes are expected to occur more rapidly or in a different way than previously anticipated, the useful lives assigned to these assets may need to be reduced, resulting in the recognition of increased depreciation expense in future periods.

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

Impairment of goodwill

We have intangible assets related to goodwill. Under Chilean GAAP, goodwill should be reviewed for impairment when events or circumstances, such as recurrent losses for two or more periods, indicate a possible inability to realize the carrying amount. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is needed to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit’s goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company’s financial records. If the carrying value of the reporting units goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology, and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted.

During the period ended December 31, 2006, there were no changes in the application of generally accepted accounting principles in Chile compared to the prior year.

5.A. Operating Results

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in Item 18. Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2006, 2005 and 2004 and of total shareholders' equity as of December 31, 2006, 2005 and 2004. Our Consolidated Financial Statements are prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation. Nonetheless we are a "controlled corporation", as that term is defined under Chilean law. See Item 6.E. Share Ownership.

Certain segment information by products group and by geographical area is provided in Note 29 -Differences between Chilean and United States Generally Accepted Accounting Principles— II. k) Industry segment and geographic area information.

Overview Of Our Results Of Operations

We divide our operations into the following four product lines:

•	Specialty plant nutrition: production and commercialization of fertilizers with unique characteristics.

•	Iodine and derivatives: production and commercialization of iodine and derivatives.

•	Lithium and derivatives: production and commercialization of lithium and derivatives.

•	Industrial chemicals: production and commercialization of industrial nitrates, and boric acid.

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

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	Trends in demand for our products. See Item 5.D. Trend Information;

•	Our efficiency in operating our facilities as they are generally running at nameplate capacity;

•	Our ability to accomplish our capital expenditures program in a timely manner, as we are the main supplier in our core businesses;

•	Trends in the exchange rate between the US dollar and Chilean peso, as a significant portion of the cost of sales is related to the Chilean peso;

•	Logistics, raw materials and maintenance costs, which have been increasing in the last three years; and

•	Energy costs, which have increased due to the high cost of oil and the interruption of our natural gas supply.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,
	2006		2005		2004
	US$	%	US$	%	US$	%
Specialty plant nutrition	502.8	48	487.8	54	426.8	54
Iodine and derivatives	217.7	21	149.1	17	110.5	14
Lithium and derivatives	128.9	12	81.4	9	62.6	8
Industrial chemicals	71.3	7	70.5	8	68.8	9
Other products(1)	122.2	12	107.2	12	119.8	15
Total	1,042.9	100	896.0	100	788.5	100

(1)	Primarily imported fertilizers distributed in Chile and Mexico and potassium chloride sold to third parties.

The following table sets forth certain financial information of the Company under Chilean GAAP (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year ended December 31,
	2006		2005		2004
	US$	%	US$	%	US$	%
Total revenues	1,042.9	100.0	896.0	100.0	788.5	100.0
Cost of goods sold	(753.3)	(72.2)	(652.9)	(72.9)	(608.7)	(77.2)
Gross margin	289.6	27.8	243.1	27.1	179.8	22.8
Selling and administrative expenses	(69.7)	(6.7)	(61.9)	(6.9)	(55.7)	(7.1)
Operating income	219.9	21.1	181.2	20.2	124.1	15.7

Non-operating income	19.2	1.8	16.4	1.8	20.8	2.7
Non-operating expenses	(55.3)	(5.3)	(50.8)	(5.7)	(38.4)	(4.9)

Income before income taxes	183.8	17.6	146.8	16.3	106.5	13.5
Income tax	(37.9)	(3.6)	(32.5)	(3.6)	(27.3)	(3.5)
Minority interest	(4.7)	(0.5)	(1.0)	(0.1)	(5.1)	(0.6)
Amortization of negative goodwill	0.1	0.0	0.2	0.0	0.2	0.0

Net income	141.3	13.5	113.5	12.7	74.2	9.4

Results of Operations - 2006 compared to 2005

During 2006, we generated total revenues of approximately US$1,042.9 million, which is approximately 16.4% higher than the US$896.0 million recorded for the year ended December 31, 2005.

The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition products increased 3.1% to US$502.8 million in 2006 from US$487.8 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005	% Change

Sodium nitrate	Th. Ton	55.0	63.3	-13%
Potassium nitrate and sodium potassium nitrate	Th. Ton	635.0	690.2	-8%
Blended and other specialty fertilizers	Th. Ton	219.2	217.5	0.8%
Other non-SQM Specialty plant nutrients	Th. Ton	142.3	133.2	7%
Potassium sulfate	Th. Ton	172.4	178.6	-3%

Lower sales volume obtained during 2006 are mainly explained by the following:

▪
Increased production levels reached by other producers mainly affected our potassium nitrate and sodium potassium nitrate sales in the Brazilian market. Our sales of sodium potassium nitrate to the Brazilian market were also affected by a reduction in the planted hectares of some of our target crops. This reduction in the planted hectares is believed to have been caused in part by the strengthening of the Real against the US dollar observed during the first half of 2006, affecting the export volumes of local producers.

▪
Spain, an important market for our soluble plant nutrients, was affected by one of the most severe droughts of recent years. This situation generated a decrease of 6% in the sales volume for that market compared with 2005.

▪	Lower volume of sodium nitrate was sold to the Japanese market. This effect was caused by a delay in arrival of a vessel destined to Japan that was rescheduled for the first half of 2007.

The lower sales volume observed during this period were partially offset by better price conditions across most of our markets. Specialty plant nutrition revenues were therefore mainly driven by improved pricing conditions, increasing on average 5% as compared with the previous year. The increase in prices responds mainly to the positive pricing conditions for all potassium-related fertilizers.

Consistent with the company’s decision to focus more on its core businesses, during the last part of 2006, SQM sold its stakes in the Italian company Impronta and in the Mexican company Fertilizantes Olmeca. Sales of specialty plant nutrients in those countries will be centralized in SQM Italy and SQM Mexico, respectively.

Regarding our Chilean operation, during 2006 our subsidiary Soquimich Comercial had revenues of US$ 141.2 million with a significant increase in margins related to the fertilizer trading activity.

Iodine and iodine derivatives

Revenues for iodine and iodine derivatives increased 46% to US$217.7 million in 2006 from US$149.1 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005	% Change

Iodine and derivatives	Th. Ton	9.8	8.1	21%

The higher revenues reached in this business line are explained both by higher volume and higher prices:

▪	Higher volume was mainly due to the acquisition of DSM’s iodine business and the capacity increase in Nueva Victoria, both during first quarter 2006

▪	The most important applications of iodine and derivatives increasing in demand are iodophors and biocides, in USA; LCD polarizing film in Asia and x-ray contrast media in Europe and USA.

On average, iodine prices increased by approximately 20% or close to US$3.50 per kilogram as compared with 2005. Considering the positive price scenario that prevailed during the fourth quarter 2006, we expect that average prices for 2007 should be higher than in 2006.

During the early part of 2006, SQM acquired the iodine and iodine derivatives business of the Dutch "DSM Group" for a base payment of US$72 million plus working capital. The acquisition provided SQM with logistics, commercial and productive synergies and reaffirmed SQM´s commitment with the development and strengthening of its core businesses and with the iodine industry as part of its strategy to be a long-term reliable iodine supplier.

Lithium and lithium derivatives

Revenues for lithium and lithium derivatives increased 58.4% to US$128.9 million in 2006 from US$81.4 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005	% Change

Lithium carbonate and derivatives	Th. Ton	30.4	27.8	9%

The higher revenues recorded in this business line are mainly explained by better price conditions. The strong demand observed during the last few years, with a growth of approximately 6% during 2006, positively affected pricing conditions and we expect that a positive scenario is likely to repeat in 2007.

The higher sales volume observed during 2006 was mainly due to the increase in consumption in markets such as batteries in Japan, Korea and China and glass in Europe. Another application with an important increase during this period was the continuous casting powder used in the steel industry in Asia.

As the lithium carbonate plant is working close to nameplate capacity, the increase in volume was limited by this fact and the use of inventories. Subsequently, SQM is expecting to finish the 10,000 mtpa expansion of its lithium carbonate production capacity by second half 2008.

Regarding lithium hydroxide, demand continues to increase, also generating improved pricing conditions. During 2006 prices increased by more than 30% compared to the previous year.

Industrial Chemicals

Revenues for industrial chemicals increased 1.1% to US$71.3 million in 2006 from US$70.5 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005 (1)	% Change

Industrial nitrates	Th. Ton	162	176.3	-8%

Boric acid	Th. Ton	10	6.3	59%

(1) Figures have been restated to reflect a reclassification affecting Industrial Nitrates. Sodium Sulfate that used to be included under Industrial Chemicals was relocated to Other Products. Sodium Sulfate revenues reached US$3.5 million during 2005.

Volume of industrial nitrates was lower than in 2005. Most of the end customers using the nitrates are located in mature industries, negatively affecting future growth.

Partially offsetting the volume effect, the increase in prices observed during 2006 has allowed this business line to maintain its revenues.

Other Products

Potassium chloride

Revenues from sales of potassium chloride decreased 0.9% to US$32.1 million in 2006 from US$32.4 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005	% Change

Potassium Chloride	Th. Ton	126.4	128.7	-2%

Revenues remained relatively constant due to the increase in average price, which was able to offset the decrease in sales volume.

Other commodity fertilizers

Sales of other commodity fertilizers increased to US$90.1 million in 2006 from US$75.0 million in 2005.

Production Costs

Production costs during 2006 were higher than in 2005, as they were affected by the following factors:

▪
Higher energy costs. Oil, electricity and natural gas costs were higher in 2006 compared to the previous year. This was exacerbated by shortages of natural gas caused by Argentinean export restrictions.

▪	The less favorable exchange rate scenario in Chile. The average appreciation of the Chilean peso of 5.6% had a negative effect for our peso-denominated costs.

▪	Depreciation costs increased by approximately US$ 20 million during 2006.

SQM is focused on implementing several cost-reduction initiatives mainly oriented to energy savings and production yield improvements

Gross Profit

As a result of the factors described above, gross profit increased 19.1% to US$289.6 million in 2006 from US$243.1 million in 2005.

Selling and Administrative Expenses

Selling and Administrative Expenses were US$69.7 million (6.7% of revenues) during the year 2006 compared to the US$61.9 million (6.9% of revenues) recorded during the year 2005.

Operating Income

As a result of the factors described above, operating income increased 21.4% to US$219.9 million in 2006 from US$181.2 million in 2005.

Non-Operating Income and Expenses

Non-operating income for the year 2006 shows a US$36.1 million loss which compares to a US$34.4 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

▪
Net financial expenses reached US$(16.2) million during 2006, higher than the US$(11.1) million reached during the year 2005. This increase in financial expenses is related to the increase in the financial debt of the company.

▪	During the year 2006, the Company recorded exchange losses of approximately US$2.3 million, lower than the US$3.8 million during 2005.

Income Taxes
In 2006, income taxes were US$37.9 million, resulting in an effective consolidated tax rate of 20.6%, compared to income taxes of US$32.5 million and an effective consolidated tax rate of 22.1% in 2005. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$171.2 million as of December 31, 2006, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rate in Chile was 17% for 2006 and 2005.

The 16.6% increase in income taxes is mainly due to the increase in our taxable income.

For a more detailed analysis of the Company’s income and deferred taxes see Note 14 to the Consolidated Financial Statements.

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

		2005	2004	% Change

Sodium nitrate	Th. Ton	63.3	58.9	8%

Potassium nitrate and sodium potassium nitrate	Th. Ton	690.2	707.6	-3%

Blended and other specialty fertilizers	Th. Ton	217.5	243.3	-11%

Other non-SQM Specialty plant nutrients (1)	Th. Ton	133.2	131.1	2%

Potassium sulfate	Th. Ton	178.6	157.7	13%

(1) Includes resale of purchased products.

The 14.3% increase in specialty plant nutrition product revenue was mainly driven by improved pricing conditions. The increase in prices resulted from two main factors: increased demand and the favorable pricing conditions for potassium-related fertilizers.

Potassium nitrate and sodium potassium nitrate sales volumes were slightly lower than in the previous year with a different product mix increasing soluble potassium nitrate sales volume, consistent with our strategy of focusing on more profitable markets.

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

		2005	2004	% Change

Iodine and derivatives	Th. Ton	8.1	7.7	5%

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

During 2005, SQM increased its sales volume in proportion to the market’s growth, which allowed SQM to preserve its market share of approximately 30%.

On average, prices for iodine increased by approximately US$4.00 per kilogram as compared to the previous year. Considering the tight supply situation, we believe that these positive pricing trends will continue during 2006.

In January 2006, SQM acquired the iodine and iodine derivatives business of the Dutch company DSM N.V., or DSM. The transaction included the iodine and iodine derivatives facilities and the mining reserves located in northern Chile. Additionally, SQM acquired DSM’s iodine and iodine derivatives commercial operations in Europe. Currently, DSM’s iodine production capacity is higher than 2,000 metric tons per year.

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

		2005	2004	% Change

Lithium carbonate and derivatives	Th. Ton	27.8	31.2	-11%

The increase in revenues in this business line was mainly due to better price conditions. The strong demand during the last few years, with a growth of approximately 5% during 2005, positively affected pricing conditions and we expect this trend to continue.

During 2005 the most important applications driving market growth were batteries, greases and frits. Regarding lithium-ion batteries, during 2004 certain producers overstocked, leading to a lower demand at the beginning of 2005. This situation was reversed by the end of the first half of 2005.

The lower sales volume during 2005 was due to production capacity constraints. Current production capacity is approximately 28,500 metric tons per year. SQM expects to increase its lithium carbonate production capacity from 2008 onwards.

Demand continued to increase for lithium hydroxide. Our new lithium hydroxide plant has a total capacity to satisfy approximately 50% of that market.

Industrial Chemicals

Revenues for industrial chemicals increased 2.5% to US$70.5 million in 2005 from US$68.8 million in 2004. Set forth below are sales volume data in the specified year by product category.

		2005 (1)	2004 (1)	% Change

Industrial nitrates	Th. Ton	176.3	192.9	-9%
Boric acid	Th. Ton	6.3	6.1	3%

(1)
2005 and 2004 figures have been restated to reflect a reclassification affecting Industrial Nitrates. Sodium Sulfate that used to be included under Industrial Chemicals was relocated to Other Products Sodium Sulfate revenues reached US$3.5 million in 2005 and US$4.3 million in 2004

The slight increase in revenues from sales of industrial chemicals was mainly due to a continued increase in prices for most of our industrial products, which more than offset lower sales volume during this period.

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

		2005	2004	% Change

Potassium Chloride	Th. Ton	128.7	211.9	-39%

Lower revenues from potassium chloride are mainly due to the acquisition of PCS Yumbes S.C.M. (today, SQM Industrial S.A.) at the end of 2004, which led to a decrease in third party sales of potassium chloride and an increase in internal consumption for the production of potassium nitrate.

We plan to continue using potassium chloride internally for the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers decreased to US$75.0 million in 2005 from US$82.6 million in 2004.

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

• During 2005 there were exchange losses of approximately US$3.8 million compared to approximately US$0.5 million during 2004. This was due to the Chilean peso exchange rate and the Euro exchange rate.

• Other losses were approximately US$4.0 million greater in 2005 than those of 2004, including write-off of investments, amortization of goodwill and others.

Income Taxes
In 2005, income taxes were US$32.5 million, resulting in an effective consolidated tax rate of 22.1%, compared to income taxes of US$27.3 million and an effective consolidated tax rate of 25.6% in 2004. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$232.6 million as of December 31, 2005, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rate in Chile was 17% for 2005 and 2004.

The 19.1% increase in income taxes is mainly due to the increase in our taxable income.

For a more detailed analysis of the Company’s income and deferred taxes see Note 14 to the Consolidated Financial Statements.

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

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2006 and 2005:

	2006	2005
	Th US$	Th US$
Chilean pesos	(41,922)	53,167
Brazilian real	(1,332)	(941)
Euro	27,167	19,373
Japanese yen	730	6,333
Mexican pesos	1,587	8,101
South African rand	11,676	7,529
Dirhams	13,554	11,543
Other currencies	7,854	3,282

Net Total	19,314	108,387

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2006, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately UF 3 million (US$ 102 million), 13 million Euros (US$17.12 million), 50 million South African Rands (US$ 7.15 million) and 20 million Mexican Pesos (US$ 1.89 million), and forward exchange contracts to buy Chilean pesos and sell U.S. dollars for approximately 5,323.9 million Chilean Pesos (US$ 10 million)

The net impact of price level adjustments to non-monetary assets and liabilities and equity for those subsidiaries that maintain their accounting records in Chilean pesos is presented in the Chilean GAAP financial statements as part of the net foreign exchange gains and losses and is affected by the level of inflation in Chile. Although other income statement accounts are not affected by monetary correction adjustments, operating expenses that are denominated in UF or are linked to inflation in some manner increase their U.S. dollar values in the same way inflation increases (assuming that the exchange rate remains unchanged).

The prospects and results of operations of SQM could be adversely affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

U.S. GAAP Reconciliation

This discussion on our operating and financial results and condition presented above is based on our primary financial statements prepared in accordance with Chilean GAAP. Chilean GAAP differs significantly in certain aspects from U. S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP as they relate to our Company are (i) the elimination of the effects of reappraisal of property, plant and equipment undertaken in 1988, (ii) the effects of elimination of monetary correction (price-level restatement) and conversion of financial statements of subsidiaries that keep their accounting records in currencies other than U.S. dollars, (iii) the accounting for derivative contracts, (iv) the accounting for staff severance indemnities, (v) treatment of goodwill, and (vi) the elimination of deferred tax complementary accounts. For further details of these differences between Chilean GAAP and U.S. GAAP, see Note 29 to the Consolidated Financial Statements.

Net income under U.S. GAAP for 2006, 2005, and 2004 was US$ 154.3 million, US$125.2 million and US$86.8 million, respectively, compared to that reported under Chilean GAAP of US$ 141.3 million, US$113.5 million and US$74.2 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2006 and 2005 was US$ 994.5 million and US$923.4 million, respectively, compared to that reported under Chilean GAAP of US$ 1,085.9 million and US$1,020.4 million, respectively.

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

The current ratio (current assets divided by current liabilities) increased from 1.7 as of December 31, 2005  to  4.28  as of December 31, 2006 , primarily due to the payment, in September 2006, of the US$200 million rule 144-A bond that was classified as a current liability at the end of 2005. This bond was replaced by another of similar tenor with maturity on April 2016.

As of December 31, 2006 under Chilean GAAP , we had total debt (short-term borrowings, current portion of long-term bank debt  and bonds payable  and long-term bank debt  and obligations with the public) of US$545.4  million, as compared to total debt of US$389.9 million as of December 31, 2005.  Of the total debt as of December 31, 2006, US$64.7 million was short-term debt plus the current portion of long-term bank debt.  Most of our long-term debt (including the current portion) as of December 31, 2006  was denominated in U.S. dollars, with the exception of our UF 3 million local bond, issued on January 24, 2006, which was hedged with a cross currency swap to the U.S. dollar.  The following table sets forth the maturities of our long-term debt as of December 31, 2006:

Maturity(*)	Amount ( millions of US$)
2008	5.15
2009	5.15
2010	105.15
2011	85.15
2012	5.15
2013 and thereafter	272.05
Total	477.8

(*)	Only the capital has been considered

In November 2006, our wholly-owned Aruban subsidiary, Royal Seed Trading Corporation A.V.V., entered into a loan agreement with several local and international banks.  The 5-year loan is for US$80 million and bears interest at an annual rate of Libor + 0.3%.  SQM is guarantor of the borrower’s obligations under the loan agreement.  The financial covenants include: (i) minimum net worth, (ii) limitation on net financial debt to EBITDA ratio on a consolidated basis, and (iii) limitation on interest indebtedness of operating subsidiaries.

In April 2006 we issued in the US market a bond of US$200 million with an annual interest rate of 6.125%. The interest will be paid semi-annually and the capital will be paid in a single amortization during April, 2016. This amount was used by SQM to refinance indebtedness that matured in September 2006.

In January 2006 we issued a Chilean bond at a re-offer yield of 4.18% in UF, for a nominal amount of UF3 million (approximately US$102.6 million), due 2026, amortizing on a semi-annual basis from year 2 onwards.  The principal and interest payable on the bond are fully hedged in U.S. dollars for both principal and interest (approximately 5.8%).  The financial covenants include: (i) limitation on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, and (ii) limitation on the ratio of total liabilities to equity (including minority interest) on an individual basis.

We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

As of December 31, 2006, we had US$183.9  million of cash and cash equivalents, including marketable securities.  In addition, as of December 31, 2006, we had unused uncommitted credit lines amounting to approximately US$464 million and unused committed 3-year credit lines amounting to approximately US$100 million.

Shareholders’ equity increased from US$1,020.4  million in 2005  to US$1,085.9  million in 2006 .  Our ratio of total liabilities to equity (including minority interest) increased from  0.37:1 as of December 31, 2005  to  0.42 :1 as of December 31, 2006  due to the increase in our consolidated debt.

Our capital expenditures in 2006, defined as net cash used in investing activities, amounted to US$290.5 million (including the acquisition of DSM’s iodine business for US$ 72 million plus working capital described in “Business-Capital Expenditure Program”).

For 2007, we expect total capital expenditures of approximately US$230 million.  We have currently budgeted capital expenditures of a total of US$400 million for 2008 and 2009 that can be increased/decreased depending on market conditions.

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

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital.  If we find that resources coming from our internally generated cash flows (including depreciation and retained earnings) will not be enough, we evaluate and choose the best financial alternative available for the company.  As debt requirements also depend on the increase or decrease of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require, but we believe that cash flow generated by internal operations, cash balances and available credit lines, will enable us to meet our working capital, capital expenditure and debt service requirements for 2007, 2008 and 2009 .

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

	2006	2005

Weighted-average discount rate	7.0%	7.5%
Rate of increase in compensation levels	0.0%	0.0%
Cost of living	2.5%	2.5%
Long-term rate of return on plan assets	8.5%	8.5%

For further discussion see Note 29 Differences between Chilean and United States Generally Accepted Accounting Principles—II.m) Post retirement obligations and staff severance indemnities.

Environmental Projects

In 2006 we made disbursements amounting to US$6.8 million related to environmental projects. We have budgeted future disbursements amounting to US$5.2 million related to environmental projects. This amount forms part of the capital expenditure program discussed above. Regarding the María Elena Project as well as our other major environmental projects see Item 4. Information on the Company—Environmental Regulations.

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

There are three units that perform this function: one reports to the VP of Nitrate and Iodine Operations, another reports to the VP of Salar Operations, and the third reports to the VP of Health, Safety and Environment.

Our research and development activities are conducted principally at our Antofagasta Research and Development Center. The staff involved adds up to 51 people, including 8 Ph.Ds and 4 MScs in the fields of engineering and chemistry, conducting research on various projects. Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value added products. As a result of research and development activities new methods of extraction and finishing have been developed, including methods for heap leaching nitrates and a method to produce mono-granular blends of fertilizers that permit the incorporation of different nutrients (including micro-nutrients) into one grain. In recent years, we have been able to improve the physical quality of our prilled products, and we have been successful at lowering dust emission and caking by applying especially designed additives for our products handled in bulk .

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the U.S., Chile, and other countries when necessary.

For the years ended December 31, 2006, 2005, and 2004 we spent approximately US$2.4 million, US$2.4 million, and US$1.8 million, respectively, on research and development activities.

5.D. Trend Information

In 2006, iodine prices continued to increase following the positive trend of the previous years. We expect this trend to continue during 2007 due to sustained growth in demand accompanied by the relative equilibrium between production and demand.

We expect the increased demand for lithium carbonate observed in the past years to continue. Demand is mostly driven by lithium batteries. Further price increases are forecasted during 2007. However, we are limited in our ability to increase our sales volume due to the Company’s production capacity constraint.

Potassium nitrate and sodium potassium nitrate sales volumes decreased during 2006 compared with 2005. We expect 2007 will deliver higher sales volumes with higher average prices compared to 2006.

At this stage, the Company cannot predict what the price trends will be for 2008 onwards.

During 2006, production costs were higher than 2005, mainly due to the higher cost of energy and raw materials, together with the increase in maintenance and depreciation costs. Additionally, since a significant portion of our costs is related to the Chilean peso, production costs were negatively affected by the appreciation of the Chilean peso. Considering the current energy market and exchange rate expectations, we expect that 2007 production costs will be higher than in 2006.

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

5.F. Tabular Disclosure Of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2006:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and Short-Term Debt	545,442	64,718	—	180,000	300,724
Capital lease obligations	1,045	196	443	406	—
Operating leases (*)	109,349	6,816	8,916	8,916	84,701
Purchase commitments	38,415	38,415	—	—	—
Staff severance indemnities	17,472	—	—	—	17,472
Total Contractual Obligations and Commitments	711,723	110,145	9,359	189,322	402,897

(*) See Consolidated Financial Statements note 29 II.e)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

We are managed by our executive officers under the direction of our Board, which, in accordance with the Company's By-laws, consists of eight directors who are elected at the annual ordinary shareholders' meeting. The Board consists of seven members elected by shareholders of the Series A shares, and one member elected by shareholders of the Series B shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. Cumulative voting is allowed for the election of directors. The current members of the Board of Directors were elected on April 29, 2005 and their terms expire in 2008. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors' Committee and its regulations are discussed below.
Our directors as of June 15, 2007 are as follows:

Directors
Name	Position	Current position held since
Julio Ponce L. (1)	Chairman of the Board and Director	September 1987

Mr. Ponce is a Forestry Engineer with a degree from the Universidad de Chile. He joined the Company in 1981. He is also Chairman of the Board of the following corporations: Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A. and Soquimich Comercial S.A. He is the brother of Luis Eugenio Ponce.

Wayne R. Brownlee	Vice Chairman of the Board and Director	May 2002

Mr. Brownlee is Executive Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc. Mr. Brownlee earned degrees in Science and Business Administration from the University of Saskatchewan. He is on the Board of Great Western Brewing Company as well as PhilomBios, an agricultural biotechnology company. He became a director of SQM in December 2001.

Hernán Büchi B.	Director	April 1993

Mr. Büchi is a Civil Engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM's Board from January 2000 to April 2002. He is currently a Board member in Quiñenco S.A. banco de Chile, S.A.C.I. Falabella and Madeco S.A., among others.He is also Chairman of the board of Universidad del Desarrollo.

José María Eyzaguirre B.	Director	December 2001

Mr. Eyzaguirre is a lawyer and is a partner of the Chilean law firm Claro y Cia.  He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985.  In 1987, he obtained a Master's Degree from the New York University School of Law. He was admitted to the New York Bar in 1988. He is also a member of the board of directors of Gasoducto del Pacífico S.A., a transandean gas pipeline, Embotelladora Andina S.A., a bottler of The Coca Cola Company, and Chairman of the Board of directors of Club de Golf Valle Escondido.

Daniel Yarur E. (2)	Director	April 2003

Mr. Yarur is an Information Engineer with a degree from the Universidad de Chile and holds an MSc in Finance at the London School of Economics and an AMP from Harvard Business School. He is a member of the Board of Banco de Crédito e Inversiones, Antofagasta P.L.C. (based in London), Antofagasta Minerals, Invertec Pesquera Mar de Chiloé S.A., President Fundación Chilena de Ajedrez, President Fondo de Inversiones Alekine. Mr Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also Chairman of the Council Organization of the Securities Regulators of America. He is also a Professor in the Faculty of Economic and Administrative Sciences, Universidad de Chile.

Wolf von Appen	Director	May 2005
Mr. Von Appen is an entrepreneur. He is currently a Board member of Sociedad de Fomento Fabril and Vice president of Centro de Estudios Publicos.

José Antonio Silva B.	Director	December 2001

Mr. Silva is a lawyer with a degree from the Pontificia Universidad Católica de Chile and holds a Master's Degree in law from Harvard Law School. Currently, he is Senior Partner of the Chilean law firm Silva, Rencoret, Schultz & Lehuedé Abogados. He is also a substitute member of the board of directors of HQI Transelec Chile S.A. and Embotelladora Andina S.A.

Kendrick T. Wallace	Director	December 2001

Mr. Wallace is a lawyer who graduated from Harvard Law School. He is now Senior Vice President and General Counsel of Yara International ASA in Oslo, Norway. Prior to the spin-off of Yara International ASA from Norsk Hydro ASA, he was the chief legal counsel of Norsk Hydro ASA for North and South America in Tampa, Florida. Before that he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri. Mr. Wallace is a member of the Board of Directors of Yara Brasil Ltda. in Brasil, OAO Minudobreniya (Rossosh) in Russia and of a number of subsidiaries of Yara International ASA. He is also on the Board of Directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A.

Our executive officers as of December 31, 2006 are as follows:

Executive Officers
Name	Position	Current position held since
Patricio Contesse G.	Chief Executive Officer	March 1990

Mr. Contesse is a Forestry Engineer with a degree from the Universidad de Chile. He joined the Company in 1981 as CEO, a position he held until 1982, and again in 1988. In the past, he was CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A. He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile. Mr. Contesse is also a member of the Board of Soquimich Comercial.

Patricio de Solminihac T.	Chief Operating Officer and Executive Vice President	January 2000

Mr. de Solminihac is an Industrial Enginee with a degree r from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined the Company in 1988 as Business Development Vice President. In 1989, he became General Manager and later on he became Vice Chairman of the Board of SQM, a position he held from 1989 through January 2000. Mr. de Solminihac was Country Manager for Raychem Corporation. Currently he is a member of the Board of Empresas Melón S.A. and CEM. Mr. de Solminihac is also a member of the Board of Soquimich Comercial.

Matías Astaburuaga S.	General Counsel and Senior Vice President	February 1989

Mr. Astaburuaga is a lawyer with a degree from the Pontificia Universidad Católica de Chile. He joined the Company in 1989. Before that, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region.

Ricardo Ramos R.	Chief Financial Officer and Business Development Senior Vice President	November 1994
Mr. Ramos is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Mr. Ramos is also a member of the Board of Soquimich Comercial.

Jaime San Martín L. (2)	Lithium Operations and Mining Affairs Senior Vice President	January 2007

Mr. San Martín is a Transportation Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined the Company in 1995 as Project Manager. He became Metallic Mining Development Manager in 1997, and Development Manager in 1998, Business Development and Mining Property Vice President in 1999 and Technical Senior Vice President in 2001.

Eugenio Ponce L.	Corporate Commercial Senior Vice President	March 1999

Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso. In 1981, he joined the Company as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. In the past he was member of the Board of IANSA. Currently he is a member of the board of Soquimich Comercial and Vice Chairman of the Board of Pampa Calichera. He is brother of Julio Ponce.

Camila Merino C.	Human Resources and Administration Senior Vice President	March 2001

Mrs. Merino is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from the Sloan School of Management at MIT. She joined the Company in 1991, and after a two-year period at MIT, she re-joined the Company in 1998 as Nitrates Operations Manager. In the same year she became Finance and Administration Manager of SQM Nitratos S.A. and later on, in 1999, Corporate Services Manager. She left the Company at the end of April 2007

Mauricio Cabello C.	Nitrates-Iodine Operations Senior Vice President	June 2005

Mr. Cabello is a Mechanical Engineer with a degree from the Universidad de Santiago de Chile. He joined the Company in 2000 as Maintenance Superintendent of SQM Salar. He became Maintenance Manager of SQM Nitratos- Yodo in 2002 and Production Manager of SQM Nitratos-Yodo in 2004. He previously worked in various engineering-related positions in Pesquera San José S.A., Pesquera Coloso S.A. and Cintac S.A.

Pauline De Vidts S.	Safety, Health & Environment Senior Vice President	June 2005

Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined the company in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for this operations in 1998, and in 2001, she became Corporate R&D and Environmental Issues Vice President until 2005.

During January 2007, the Company was restructured. The position of Salar Operations Vice President was split in to two positions: Lithium Operations and Mining Affairs Vice Precident reporting to Mr. Jaime San Martin, and the Salar Operations Vice Precident reporting to Mr. Juan Carlos Barrera.

During May 2007, Mrs. Camila Merino left the Company, and was replaced in her position as Human Resources and Administration Senior Vice President by Mr. Daniel Jimenez.

Juan Carlos Barrera P. (2)	Salar Operations Senior Vice President	January 2007

Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from Tulane University and a Master in Business Administration degree from Universidad de Chile. He joined the Company in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, Corporate Quality Manager, in 2000 Corporate Supply Chain Vicepresident and, in 2006, General Manger of Soquimich Comercial S.A.

Daniel Jiménez Sch.	Human Resources and Administration Senior Vice President	May 2007

Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Old Dominion University.  He joined the Company in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for 8 years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals.

(1) Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.
(2) The individual beneficially owns less than one percent of the Company’s shares.

6.B. Compensation

Directors are paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven Directors), which is independent of the number of Board sessions held per month. In addition, the Directors receive additional compensation (in Chilean pesos) each year based on a profit-sharing program approved by the shareholders. In the last annual general shareholders meeting of SQM, they defined the percentage of additional compensation to an amount equal to 0.50% of the net income (after amortization of negative goodwill) for the Chairman of the Board and of 0.50% of the net income (after amortization of negative goodwill) for the remaining seven Directors, divided equally among those Directors. Profit-sharing payments are paid in the year following the fiscal year in respect of which they are earned.

During 2006, the total compensation paid to each of our directors under the foregoing was as follows:

	Total per subsidiaries Ch$				Annual Total Ch$
	SQM S.A.		SQMC
Name	Meeting	Committee	Meeting	Committee

Ponce Lerou, Julio	425,547,389	—	65,431,746	—	490,979,135
Büchi Buc, Hernán	64,552,485	3,678,762	—	—	68,231,247
Brownlee, Wayne R,	64,552,485	—	—	—	64,552,485
Eyzaguirre, José María	63,628,710	—	—	—	63,628,710
Silva, José Antonio	63,654,098	9,090,088	—	—	72,744,186
Wallace, Kendrick T,	64,552,485	—	—	—	64,552,485
Yarur, Daniel	64,552,485	9,988,475	—	—	74,540,960
Von Appen Wolf	62,712,649	—	—	—	62,712,649

Total	873,752,786	22,757,325	65,431,746	—	961,941,857

For the year ended December 31, 2006, the aggregate compensation paid to our 93 main executives based in Chile was approximately Ch$7,137.8 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We do not maintain any pension or retirement programs for the members of the Board or our officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM's current Board of Directors has served in their respective office is provided in the discussion of each member of the board above in Item 6.A Directors and Senior Managers.
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

As of December 31, 2006, the Company’s Directors Committee was formed by SQM Directors; Mr. Hernán Büchi B., Mr. Jose Antonio Silva B. and Mr. Daniel Yarur E. This Committee operates in accordance with article 50 bis of Law Nº18.046, which provides that the Committee shall:

(a)	Examine and issue an opinion regarding the external auditor's report including financial statements prior to its final presentation for approval at the Ordinary Shareholders Meeting
(b)	Propose to the Board of Directors the external auditors and the rating agencies that will be presented to the Ordinary Shareholders Meeting
(c)	Examine and elaborate a report concerning the operations covered by articles 44 and 89 of Law Nº18.046
(d)	Examine the remuneration and compensation plans of the senior management

Pursuant to the above, these were the main activities of our Directors' Committee during 2006:
a)	Analysis of un-audited financial reports.
b)	Analysis of audited financial reports.
c)
Analysis of reports submitted by external auditors, accounts’ inspectors and rating agencies, and formulation of proposals to the Board of Directors recommending external auditors, accounts’ inspectors and rating agencies that could be designated by the respective Annual General Shareholders’ Meeting.

d)	Analysis of functions, objectives and working programs of the Internal Audit Department.
e)	Analysis of the Company’s Senior Executives remuneration and compensation plans.
f)	Analysis of contracts with related people, subsidiaries and related companies in Chile and abroad.
g)	Analysis of matters related to the "Sarbanes-Oxley Act" of the U.S.A., especially regarding Section 404.
h)	Analysis of future investments.
i)	Approval of the minutes of previous meetings

The Directors Committee examined the following records in connection with operations related to section 44 of law N° 18.046.:

In the April 24, 2006 session, the Directors Committee analyzed the selling of all of SQM’s rights over the Italian company Impronta SRL to the Yara Group (an important indirect shareholder of SQM), and recommended the implementation of the agreement.

In the September 26, 2006 session, the Committee analyzed the selling of all of SQM’s rights over the Mexican company Fertilizantes Olmeca y SQM S.A. de C.V. to the Yara Group (an important indirect shareholder of SQM S.A.), and recommended the implementation of the agreement.

In the December 18, 2006 session, the Committee analyzed certain Sea Freight Contracts between the “group SQM” and the “group Ultramar" (linked to Mr. Wolf von Appen, Director of SQM), and recommended the implementation of the agreements.

In the April 24, 2006 session, the Committee examined the operations referring to the section 89 of law N°18.046.

On April 28, 2006, the Annual General Shareholders Meeting of SQM agreed to pay a monthly remuneration of 50UF to each member of the Directors Committee, regardless of the number of sessions held by the Committee during the period between May 2006 and April 2007, both months included. This remuneration is also independent from what the Committee members obtain as members of the Company’s Board of Directors. In this same meeting, an operational budget for the Directors Committee of UF 1,800 was approved.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During 2006, the Directors Committee did not incur in any consulting expenses.

Article 50 bis states that the Committee should consist of three directors, of which the majority should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions are remunerated.

Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd., subscribed on December 21, 2006, a “Joint Performance Agreement” that enables them to be considered as the Controller Group of SQM, as that term is defined under Chilean law.

This Agreement, in respect of Sociedad de Inversiones Pampa Calichera S.A., includes directly and indirectly Global Mining Investments Chile S.A. and Inversiones SQYA. S.A.

Additionally, the Agreement, in respect of Kowa Company Ltd., includes directly and indirectly Kochi S.A., Inversiones La Esperanza (Chile) Ltda. and Inversiones La Esperanza Delaware Corp.

Considering the above and the effective shareholder structure as of December 31, 2006, the Company has a Controller Group. The three members of the Company’s Directors Committee are independent from the Controller Group. This independence statement is defined and required under Chilean law.

On May 24, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

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

Listed Companies that are foreign private issuers, such as SQM, are permitted to follow home country practices in lieu of the provisions of Section 303A, except such companies are required to comply with the requirements of Section 303A.06, 303A.11 and 303A.12(b) and (c).

Section	NYSE Standards	SQM practices pursuant to Chilean regulations
303A.01	The majority of the listed company directors must be independent.	There is no legal obligation to have a majority of independent directors on the Board.
303A.02	Independence Test	A Director is considered independent if he would have been elected without the vote of the controlling shareholder and related persons and entities.
303A.03	Non-management directors must meet at regularly scheduled executive sessions without management.	These meetings are not needed given that directors do not also serve as executive officers.
303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, and must have a written charter.	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Directors' Committee (see Board practices above).
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter
This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations SQM has a Director’s Committee (see Board practices above) that is in charge of reviewing management’s compensation.

Section	NYSE Standards	SQM practices pursuant to Chilean regulations
303A.06	Listed companies must have an audit committee.
This committee is not required as such in the Chilean regulations. On May 24, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

303A.07	The audit committe must have a minimum of three members. Each of them must satisfy requirements of independence and the committee must have a written charter.
Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’ Committee (see Board practices above) with certain requirements of independence.

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

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees.	Not required in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the Company's website, www.sqm.com.
303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.
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
Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

6.D. Employees

As of December 31, 2006, we had 3,745 permanent employees, of whom 330 were employed outside of Chile. The average tenure of our full time employees is approximately 8.6 years.

	2006	2005	2004	2003	2002
Permanent employees	3,745	3,672	3,418	3,455	3,050
Employees in Chile	3,415	3,350	3,138	3,154	2,869
Employees outside of Chile	330	322	280	301	181

Of our permanent employees in Chile, 68.2% are represented by 31 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada, (Isapre Norte Grande), which is a health maintenance organization that provides medical services primarily to our employees and Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A., which is a hospital in María Elena. We make specified contributions to Isapre Norte Grande and to Sociedad Prestadora de Servicios de Salud Cruz de Norte in accordance with Chilean laws and the provisions of our various collective bargaining agreements but we are not otherwise responsible for its liabilities.

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

We have experienced no strikes or significant work stoppages in the last twelve years and consider the relationship with our employees to be good. As of July 2006, the process of anticipated negotiations with unions has begun with the objective to have all agreements renegotiated for a new three year period before the end of 2007. Up to April 2007, negotiations with unions representing 30% of the company’s unionized employees have concluded.

As of October 16th, 2006, a new employment law for contractors and subcontractors came in force. The law basically prohibits the hiring of labor through third parties, increases the liabilities of the contracting party with respect to labor and pension obligations, hygiene and safety of its contractors.

6.E. Share Ownership

SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc.(“PCS”) indirectly controls 100% of the stock of Inversiones el Boldo Limitada, and 100% of the stock of Inversiones RAC Limitada. During the month of December of 2006, Inversiones el Boldo Limitada carried out a Public Tender for SQM shares, that concluded during January of year 2007 and that allowed PCS, together with other transactions made in the stock market, to increase its indirect stake in SQM to 31.62% of the total shares.

SQM has also been informed -i- that Mr. Julio Ponce L. and related persons control 100% of the total shares of Inversiones SQ S.A. -ii- that Inversiones SQ S.A. with Yara International ASA control, respectively, 51% and 49% of the total shares of Inversiones SQYA S.A. and -iii-that Inversiones SQYA S.A. currently, and indirectly, control 30.26% of the total shares of SQM. The above, considering -a- that Inversiones SQYA S.A. controls 90% of the total shares of Norte Grande S.A., that Norte Grande S.A. controls 78.35% of the total shares of Sociedad de Inversiones Oro Blanco S.A., that Sociedad de Inversiones Oro Blanco S.A controls 68.57% of the total shares of Sociedad de Inversiones Pampa Calichera S.A. and that Sociedad de Inversiones Pampa Calichera S.A. ultimately controls 30.26% of the total shares of SQM.

Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. -the latter, owner, directly and indirectly, of a 2.03% of the total shares of SQM- subscribed during december 21, 2006 a Joint Performance Agreement that allows them to currently control 32.28% of the total shares of SQM. As a result of this Agreement, the “group” led by Mr. Julio Ponce L. becomes the Controller Group of SQM, as that term is defined under Chilean law.

The following table shows the combined stakes that Mr. Julio Ponce and Yara International ASA have held in SQM as of:

% Beneficial ownership
June 15, 2007 (1)	32.28%
December 31, 2006 (1)	37.28%
December 31, 2005	24.96%
December 31, 2004	22.63%

(1) Includes the Agreement with Kowa group

No other director or executive officer owns more than 1% of each share class of the Company as of May 31, 2007. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed. Directors and executive officers as a group own 0.022% of total shares

We do not grant stock options or other arrangement involving the capital of SQM to directors, managers or employees.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Taking into account the ownership structure of the stockholders, the Company does not have a controlling entity. The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of June 15, 2007 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares and with respect to all of our directors and executives officers as a group. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or SVS) and the Chilean Stock Exchange.

Shareholder	Number of Series A Shares Beneficially Owned	% Series A Shares	Number of Series B Shares Beneficially Owned	% Series B Shares	% Total Shares
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	57,934,256	40.56%	13,778,252	11.45%	27.25%
Inversiones El Boldo Ltda. (3)	43,861,795	30.71%	17,450,015	14.50%	23.30%
The Bank of New York	88,020	0.06%	34,319,480	28.51%	13.07%
Inversiones RAC Chile Ltda. (3)	19,200,242	13.44%	2,699,773	2.24%	8.32%
A.F.P. Habitat S.A. (4)	—	0.00%	8,426,384	7.00%	3.20%
A.F.P. Provida S.A. (4)	—	0.00%	8,425,266	7.00%	3.20%
Global Mining Investments (Chile ) S.A.	7,916,514	5.54%	—	0.00%	3.01%
Larrain Vial S.A.	5,432,608	3.80%	1,255,015	1.04%	2.54%
Kowa Group (5)	5,292,450	3.71%	50,000	0.04%	2.03%
A.F.P. Cuprum S.A. (4)	—	0.00%	4,847,441	4.03%	1.84%

(1)
Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control Inversiones SQ Holding S.A, which in turn, together with Yara International ASA beneficially own 51% and 49%, respectively, of Inversiones SQYA S.A. Inversiones SQYA S.A. indirectly controls and beneficially owns Sociedad de Inversiones Pampa Calichera S.A., which in turn owns 100% of Global Mining Investments (Chile) S.A. Therefore, Mr. Ponce and related persons beneficially own through the above entities 79,629,022 Shares constituting 30.25% of the total shares of SQM. This stake resulted from successive purchases carried out in the Santiago Stock Exchange during the last part of 2006 and the first months of 2007. The stake held by Mr. Ponce and related parties as of December 31, 2006, 2005, and 2004 was, respectively, 30.26%, 24.96%,and 22.63% of the total shares of SQM.

(2)
Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market. Approximately 46 of our employees are shareholders of Pampa Calichera, either directly or indirectly.

(3)
Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., being therefore the beneficial owner of 83,211,825 SQM's shares that represent 31.62% of SQM's total shares. This stake resulted from successive purchases carried out in the Santiago Stock Exchange during the last part of 2006 and the first months of 2007. The stake held by Potash Corporation of Saskatchewan as of December 31, 2006, 2005, and 2004 was respectively 24.99%, 24.99% and 24.99%, of the total shares of SQM.

(4)	A.F.P.s are legal entities that manage pension funds and are the registered holders of Series A shares and Series B shares acquired with pension funds resources.
(5)	Kowa Group represents the companies Kowa Co. Ltd, Kochi S.A., La Esperanza Delaware Corporation and Inversiones La Esperanza (Chile) Ltda.

Series A and Series B shares have the same economic rights (i.e. both Series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary. One share equals one vote, with the sole exception of the election of the Board of Directors, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this Series may call an ordinary or extraordinary Shareholders´ Meeting and the director elected by this Series may request an extraordinary Board of Directors Meeting without the authorization of the Chairman of the Board of Directors. These preferences will remain until 2043. Maximum individual voting power personally and/or in representation of other shareholders per Series is 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares of the Company with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shares cannot vote in the election of the Chairman of the Board of Directors after a tie vote has occurred in the prior voting process. There are currently 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

7.B. Related Party Transactions

Article 89 of Law No. 18,046, or the Chilean Corporations Act, requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Article 44 of the Chilean Corporations Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be implemented only after the same is approved by the Board of Directors under terms similar to those prevailing in the market. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability may be sought by the Company, shareholders or interested third parties that suffer losses as a result of such violations. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

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

8.A.6Export Sales

We derive most of our revenues from sales outside of Chile. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2006	2005	2004

Foreign sales	878,066	739,924	629,671
Total sales	1,042,886	895,970	788,516

% of foreign sales	84.20%	82.60%	79.90%

8.A.7Legal Proceedings

In September 2005, Electroandina S.A., one of our main electricity suppliers, commenced an arbitration proceeding against us. The complaint mainly seeks the early termination, partial amendment or temporary suspension of the electricity supply agreement entered into between Electroandina and SQM on February 12, 1999, and the revision of the tariffs agreed to in such electricity supply agreement. The basis of Electroandina’s claim is that certain unforeseen events have restricted the supply of and increased the price of gas from Argentina.

The Company is party to various other lawsuits arising in the ordinary course of business. See Note 23 to the Consolidated Financial Statements for details of other pending legal proceedings. We believe it is unlikely that any losses associated with such lawsuits will significantly affect the Company’s results of operations, financial position, and cash flows.

8.A.8.Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders' Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy to the Annual Ordinary Shareholders' Meeting for approval. Dividends are not price-level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined on a Chilean GAAP basis), unless and except to the extent it has a deficit in retained earnings.

The Board of Directors has followed a policy of paying a single dividend ranging from 50% to 65% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. During 2007, and considering our capacity to deliver increasing cash flows, at the Annual Ordinary Shareholders' Meeting held on April 27, 2007, the shareholders approved a single dividend with respect to 2006 of US$0.34874 per share, equal to 65% of the net income, before amortization of negative goodwill for that year, which was paid in full on May 10, 2007. The Board of Directors also reaffirmed for 2007 a dividend policy that authorizes distribution of cash dividends in an amount equal to 65% of our net income before amortization of negative goodwill for the year. The Board of Directors currently expects to recommend that such dividend be paid in a single distribution in May 2008.

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

Dividends		Per Share	Per ADS	Per Share	Per ADS
Declared for the business year	Paid on	Ch$	Ch$	US$	US$

2002	2003	53.31	533.1	0.076	0.76
2003	2004	55.05	550.5	0.088	0.88
2004	2005	106.56	1,065.6	0.182	1.82
2005	2006	145.11	1,451.1	0.279	2.79
2006	2007	183.96	1,839.6	0.349	3.49

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

(a) Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (2)				Per ADS
	Series A		Series B (1)		Series A (3)		Series B (1)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2002	3,000	1,620	1,660	1,305	44.75	23.00	24.44	18.41
2003	3,050	1,630	2,995	1,580	47.10	22.00	46.26	21.60
2004	3,900	2,350	3,580	2,160	68.00	37.05	62.75	32.98
2005	7,000	3,600	7,170	3,269	129.40	66.80	133.37	57.50
2006	7,100	5,220	7,346	5,000	137.5	93.15	139.54	89.92

(b) Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (2)				Per ADS
	Series A		Series B (1)		Series A (3)		Series B (1)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2005
First quarter	4,900	3,600	4,760	3,269	83.50	66.80	80.55	57.50
Second quarter	6,010	4,900	5,900	4,597	103.00	84.95	101.75	78.98
Third quarter	7,000	6,000	7,170	5,889	127.25	101.50	128.38	101.45
Fourth quarter	6,800	5,600	6,989	5,382	129.40	103.18	133.37	104.23

2006
First quarter	6,000	5,599	6,390	5,540	115.50	105.02	122.53	109.88
Second quarter	5,950	5,220	6,000	5,000	109.01	93.15	116.25	89.92
Third quarter	6,000	5,300	6,190	5,300	104.95	99.35	115.10	96.72
Fourth quarter	7,100	6,000	7,346	6,240	137.5	105.2	139.54	116.73

2007
First quarter	7,600	7,100	7,830	6,800	142.95	136.95	146.00	124.95
Second quarter (through May 31)	8,900	7,555	8,660	7,810	167.75	150.00	166.23	145.50

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (2)				Per ADS
	Series A		Series B (1)		Series A (3)		Series B (1)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2006	7,100	7,000	7,346	6,950	137.50	135.50	139.54	131.30
January 2007	7,150	7,100	7,320	6,800	—	—	135.67	124.95
February 2007	7,310	7,150	7,755	7,250	142.95	139.45	145.26	132.05
March 2007	7,600	7,300	7,830	6,921	139.45	136.95	146.00	127.81
April 2007	8,700	7,555	8,506	7,810	161.70	150.00	162.48	145.50
May 2007	8,900	8,700	8,660	8,100	167.75	155.65	166.23	154.95

(1)  Series B shares began trading on the New York Stock Exchange in September 1993.
(2)  Pesos per share of Common Stock reflect nominal price at trade date.
(3)  Series A shares started trading on the New York Stock Exchange on April 9, 1999.

As of June 15, 2007, there were 8,802 Series A and 3,431,948 Series B ADSs (equivalent to 88,020 Series A shares and 34,319,480 Series B shares respectively) outstanding held by 3 holders of record for Series A ADSs and 10 holders of record for the Series B ADSs. As of June 15, such ADSs represented approximately 13.07% of the total number of issued and outstanding shares of our Company.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable

10.B. Memorandum And Articles Of Association

SQM, headquartered at El Trovador Nº 4285, Piso 6, Santiago, Chile, is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 Nº 1.992.

Corporate purposes

Our specific purposes, which appear in article 4 of our By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agroindustrial and farm forestry activities, in any way; (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estates; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Directors

The Company's By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 44 and 136 of Law Nº 18.046 and the applicable regulations of such Law. Notwithstanding the above, the said operations must be approved by two thirds of the Board of Directors.

The Board of Directors duties are remunerated, as stated in article 17 of the Company's By-laws, and the amount of that compensation is fixed yearly by the General Ordinary Shareholders’ Meeting. Therefore, Directors can neither determine nor modify their compensation.

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

Article 5 of the Company's By-laws establishes that Series B shares may in no case exceed fifty percent of our issued, outstanding and paid shares. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock's share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the outstanding shares with right to vote of each Series. In calculating a single shareholder's ownership of Series A or B shares, the shareholder's stock and those pertaining to third parties related to them are to be added.

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

Article 40 of the Company's By-laws states that in the event of liquidation, the Shareholders’ Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of our shares is by modifying the By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as set forth in article 28 of the Company By-laws.

Shareholders meetings

Article 29 of the Company's By-laws states that the call to a Shareholders’ Meetings, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders’ Meeting, and in the way and under the conditions indicated by the Regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed thereat. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any Shareholders’ Meeting shall be delivered to the Chilean Securities Commission (SVS), at least fifteen days in advance of such meeting.

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

Change in Control

Our Company By-laws provide that no shareholder may hold more than 32% of our shares, unless the by-laws are modified at an extraordinary shareholders’ meeting. Moreover, on December 12, 2000, the government published the Ley de Oferta Pública de Acciones (Public Share Offering law) or (OPA law) that seeks to protect the interests of minority shareholders of open stock corporations in transactions involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law applies to those transactions in which the controlling party would receive a material premium price compared with the price that would be received by the minority shareholders.

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

10.C. Material Contracts

As mentioned elsewhere in this document, we connected our production facilities in the north of Chile to the SING power grid with the purpose of reducing our power generation related costs. As a result, we entered into five long-term supply contracts with two electric power companies: Electroandina S.A. and Norgener S.A. Our heat generation and in fusion processes have been modified in order to allow the use of either natural gas or fuel oil to secure operations through periods of gas shortages We believe that the terms and conditions of the natural gas and fuel oil contracts are standard for the industry.

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•
On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. The term of this contract runs through February 12, 2009, allowing two three year renewals at SQM’s option and the anticipated termination is subject to payment of non amortized investments.

•
On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract runs through July 31, 2017, and anticipated termination is subject to fines for income un-received .

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

The arbitration proceeding with Norgener has finalized, the arbitration with Electroandina continues its course and we face risks regarding the continuity of natural gas supply. For further information see Item 3. D. Risk factors.

In addition, our Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. All of these contracts are standard for this type of industry, none of which are expected to have a material effect on the Company's results of operations.

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

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract will provide that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

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

The Central Bank must be informed of any incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside of Chile. As of December 31, 2006, we had one long-term loan outstanding obtained in the international markets (through a Rule 144A offering of US$200 million). Additionally Royal Seed Trading Corporation, a wholly owned subsidiary, has two syndicated loans for an amount US$180.0 million outstanding, which are fully guaranteed by us.

In April 2006 we informed the Central Bank about the issuance of a new Rule 144A bond for an amount of US$200 million. Additionally, the Central Bank has been informed about the guarantee given to Royal Seed. Accordingly, all purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The dividends distributed by the Company corresponding to the business year 2006 were dividends considered taxable, and the total tax retention rate was approximately 27%.

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

As of June 19, 2001 capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors" such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the securities market law (law 18.045), or in any other form authorized by the SVS. To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have domicile in Chile, and they must be an "investment fund" in according with the Chilean tax law.

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

Interest Rate Risk. As of December 31, 2006, we had approximately 41% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition. We also maintain the majority of our short-term financial debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

	Expected Maturity Date
On Balance Sheet Financial Instruments	2007	2008	2009	2010	2011 and thereafter	Total	Fair Value
(in thousands of U.S. dollars)

Fixed Rate (US$)	22,786	22,527	22,239	21,965	385,627	475,144	308,781
200m US$ bond - Avge. Int.: 6.125%	12,250	12,250	12,250	12,250	267,375	316,375	204,612
100m UF bond - Avge. Int.: 5.26% (1)	10,536	10,277	9,989	9,715	118,252	158,769	104,169

Variable Rate (US$)	10,362	10,335	10,271	105,986	84,826	221,780	182,723
100m US$ loan - Avge. Int.: 5.735%	5,788	5,799	5,735	101,450	—	118,772	101,430
80m US$ loan - Avge. Int.: 5.67%	4,574	4,536	4,536	4,536	84,826	103,008	81,293

Total	33,148	32,862	32,510	127,951	470,453	696,924	491,504

(1) UF-bond fully hedged, under Chilean GAAP to US$ with a Cross Currency Swap. Resulting in a fixed US$ rate of 5.26%

Exchange Rate Risk. Although the U.S. dollar is the primary currency in which we transact our businesses, our operations throughout the world expose us to exchange rate variations for non-U.S. dollar currencies. Therefore, fluctuations in the exchange rate of such local currencies may affect our financial condition and results of operations. To lessen these effects, we maintain derivative contracts to protect the net difference between our principal assets and liabilities for currencies other than the U.S. dollar. These contracts are renewed periodically depending on the amount covered in each currency. Aside from this, we do not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the Euro and Chilean Peso. We estimate annual sales in Euro and expenses in Chilean Peso and secure the exchange difference with derivative contracts.

As of December 31, 2006 and 2005 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2006	2005
	Th US$	Th US$
Chilean pesos	(41,922)	53,167
Brazilian real	(1,332)	(941)
Euro	27,167	19,373
Japanese yen	730	6,333
Mexican pesos	1,587	8,101
South African rand	11,676	7,529
Dirhams	13,554	11,543
Other currencies	7,854	3,282

Total, net	19,314	108,387

As of December 31, 2006, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately UF 3 million (US$ 102 million), 13 million Euros (US$17.12 million), 50 million South African Rands (US$ 7.15 million) and 20 million Mexican Pesos (US$ 1.89 million), and forward exchange contracts to buy Chilean pesos and sell U.S. dollars for approximately 5,323.9 million Chilean Pesos (US$ 10 million)
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

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

There were no significant changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are likely to materially affect our internal control over financial reporting.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

SQM Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2006, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Ltda, Chile, an independent registered public accounting firm, as stated in their report, which is included under Item 18 Financial Statements on pages F-2 and F-3.

(d)	Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

On May 24, 2005 the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules. On June 21, 2005, the Board of Directors determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under Sarbanes-Oxley Act of 2002.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to the Chief Executive Officer, the Chief Financial Officer and the Internal Auditor, as well as, to all our officers and employees. Our Code adheres to the definition set forth in Item 16B of Form 20F under the Exchange Act.

No waivers have been granted therefrom to the officers mentioned above.

The full text of the code is available on our website at http://www.sqm.com in the Investor Relations section under “Corporate Governance Framework”.

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

	Year ended December 31,
	2006	2005
Audit fees	859.5	555.2
Audit-related fees	—	—
Tax fees	202.5	168.9
Other fees	84.0	—
Total fees	1,146.0	724.1

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

Date: June 29, 2007

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2006 and 2005
and for each of the three years in the period ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm on the management’s assessment of internal control and on the effectiveness of internal control as of December 31, 2006	F-2

Consolidated Financial Statements:
Audited Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2006	F-6
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2006	F-7
Notes to the Audited Consolidated Financial Statements	F-9

US$	- United States dollars
ThUS$	- Thousands of United States dollars
Ch$	- Chilean pesos
ThCh$	- Thousands of Chilean pesos
ThEuro	- Thousands of Euros
UF
- or Unidad de Fomento. The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 29 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited management’s assessment, included in the accompanying Form 20-F on internal control over financial reporting, that Sociedad Química y Minera de Chile S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006, 2005 and 2004 consolidated financial statements of Sociedad Química y Minera de Chile S.A. and our report dated June 28, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
June 28, 2007

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousand of US dollars, except as stated)

		As of December 31,
ASSETS	Note	2006	2005
		ThUS$	ThUS$
Current assets
Cash and cash equivalents		183,943	147,956
Trade accounts receivable, net	4	177,406	155,836
Other accounts receivable, net	4	4,857	9,737
Accounts receivable from related companies	5	65,640	56,459
Inventories, net	6	365,499	327,232
Recoverable taxes		32,830	31,212
Prepaid expenses		3,885	3,189
Deferred income taxes	14	—	2,528
Other current assets		11,815	8,634
Total current assets		845,875	742,783

Property, plant and equipment, net	7	916,928	794,647

Other Assets
Investments in related companies	8	18,329	20,676
Goodwill, net	9	36,331	27,209
Negative goodwill, net	9	(1,928)	(68)
Intangible assets, net		4,523	4,783
Long-term accounts receivable, net	4	388	379
Long-term accounts receivable from related companies	5	2,000	2,000
Other long-term assets	10	48,756	48,159
Total other assets		108,399	103,138
Total assets		1,871,202	1,640,568

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousand of US dollars, except as stated)

		As of December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2006	2005
		ThUS$	ThUS$
Current liabilities
Short-term bank debt	11	58,350	85,022
Current portion of long-term bank debt	11	828	204,880
Current portion of bonds payable	12	5,540	—
Dividends payable		264	229
Accounts payable		80,810	70,292
Notes and accounts payable to related companies	5	5,807	7,662
Accrued liabilities	13	16,404	23,750
Withholdings		11,386	13,092
Income taxes		8,722	20,675
Deferred income taxes	14	4,088	—
Deferred income		4,065	1,262
Other current liabilities		1,378	1,404
Total current liabilities		197,642	428,268

Long-term liabilities
Long-term bank debt	11	180,000	100,000
Bonds payable	12	300,724	—
Deferred income taxes	14	47,361	38,895
Long-term accrued liabilities	15	19,464	16,415
Other long-term liabilities		849	1,065
Total long-term liabilities		548,398	156,375

Minority interest	16	39,213	35,509

Commitments and contingencies	22	—	—

Shareholders' equity
Paid-in capital	17	477,386	477,386
Other reserves	17	155,190	157,287
Retained earnings	17	453,373	385,743
Total Shareholders' equity		1,085,949	1,020,416
Total Liabilities and Shareholders' equity		1,871,202	1,640,568

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Income
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31,
	Note	2006	2005	2004
		ThUS$	ThUS$	ThUS$
Operating income

Sales		1,042,886	895,970	788,516
Cost of sales		(753,336)	(652,901)	(608,744)
Gross margin		289,550	243,069	179,772
Selling and administrative expenses		(69,662)	(61,878)	(55,705)
Operating income		219,888	181,191	124,067

Non-operating income and expense

Non-operating income	19	19,293	16,433	20,829
Non-operating expenses	19	(55,341)	(50,755)	(38,420)
Non-operating loss		(36,048)	(34,322)	(17,591)

Income before income taxes, minority interest and amortization of negative goodwill		183,840	146,869	106,476

Income tax expense	14	(37,916)	(32,527)	(27,308)

Income before minority interest and amortization of negative goodwill		145,924	114,342	79,168

Minority interest	16	(4,715)	(1,039)	(5,139)

Income before amortization of negative goodwill		141,209	113,303	74,029

Amortization of negative goodwill	9	68	203	203

Net income for the year		141,277	113,506	74,232

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

	For the years ended December 31
	Note	2006	2005	2004
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income		141,277	113,506	74,232
Charges (credits) to income not representing cash flows
Depreciation expense	7	90,354	70,054	62,690
Amortization of intangible assets		915	498	173
Write-offs and accruals		16,512	17,034	23,584
Equity participation in net income of unconsolidated investees		(2,314)	(3,073)	(4,897)
Equity participation in net losses of unconsolidated investees inininvesteesinves		362	477	387
Amortization of goodwill	9	2,229	2,070	1,073
Amortization of negative goodwill	9	(68)	(203)	(203)
(Gain) loss on sales of assets		(809)	216	283
Gains on sale of investment		(732)	—	(8,820)
Other credits to income not representing cash flows	22	(2,762)	(10,109)	(1,919)
Other charges to income not representing cash flows	22	82,333	87,689	59,092
Foreign currency exchange and price-level restatement, net		2,263	3,804	475
Net changes in operating assets and liabilities:
Accounts receivable		(240)	(15,838)	(9,447)
Inventories		(46,730)	(58,807)	(40,665)
Other assets		7,917	(10,783)	(770)
Accounts payable		(23,359)	(6,520)	(6,829)
Interest payable		2,968	349	(38)
Net income taxes payable		(49,515)	(25,620)	1,284
Other accounts payable		(10,840)	(10,517)	(2,935)
VAT and taxes payable		6,724	(3,282)	137
Minority interest	16	4,715	1,039	5,139
Net cash provided by operating activities		221,200	151,984	152,026
Cash flows from financing activities
Proceeds from bank financing		259,257	185,000	83,307
Proceeds from issuance of bonds		299,833	—	—
Payments of dividends		(74,566)	(51,732)	(25,706)
Repayment of bank financing		(406,282)	(6,000)	(192,696)
Payment of expenses for the issuance and placement of bonds payable		(6,629)	—	—
Net cash provided by (used in) financing activities		71,613	127,268	(135,095)
Cash flows from investing activities
Sales of property, plant and equipment		10,289	2,546	741
Sales of investments in related companies		5,790	—	—
Sales of permanent investments		—	—	69,337
Sales other investments		—	—	210
Other investing income		500	1,345	877
Additions to property, plant and equipment		(175,788)	(185,603)	(51,758)
Capitalized interest		(10,948)	(5,140)	(1,708)
Purchase of permanent investments, net of cash acquired of ThUS$ 24,311, 836 and 242 respectively		(64,574)	(12,026)	(37,079)
Investments in financial instruments		—	(2)	(13)
Other disbursements		(504)	(666)	—
Net cash used in investing activities		(259,546)	(199,546)	(19,393)
Effect of inflation on cash and cash equivalents		2,720	1,497	(58)
Net change in cash and cash equivalents		35,987	81,203	(2,520)
Beginning balance of cash and cash equivalents		147,956	66,753	69,273
Ending balance of cash and cash equivalents	2 e)	183,943	147,956	66,753

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

	For the years ended December 31
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Supplemental cash flow information:
Interest paid	37,884	20,315	18,986
Income taxes paid	49,515	22,330	2,466
Capital lease obligation	274	204	222

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 1 - Company Background

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

Note 2 - Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in US dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP do not conform with accounting principles generally accepted in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”).

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). All significant inter-company transactions and balances have been eliminated in the consolidation.

The preparation of financial statements in conformity with Chilean generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

The majority-owned subsidiaries of the SQM S.A. as of December 31, 2006, 2005 and 2004 are as follows:

	Direct or indirect ownership
	2006	2005	2004
Foreign subsidiaries:	%	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00	100.00
Soquimich SRL (Argentina)	100.00	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00	100.00
North American Trading Company (USA)	100.00	100.00	100.00
SQM Perú S.A.	100.00	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00	100.00
SQM Ecuador S.A.	100.00	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00	100.00
SQM Brasil Ltda.	100.00	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00	100.00
SQM Japan K.K.	100.00	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00	100.00
SQM France S.A.	100.00	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00	100.00
SQM Indonesia	80.00	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Venezuela S.A.	100.00	100.00	100.00
SQM Italia SRL (Italy)	100.00	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	—	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00	100.00
SQM Nitratos México S.A. de C.V. (Mexico)	51.00	51.00	51.00
Fertilizantes Naturales S.A. (Spain) (1)	66.67	—	50.00
Iodine Minera B.V. (Holland)Fertilizantes Naturales S.A. (Spain) (1)	100.00	—	—
SQM Dubai - Fzco (United Arab Emirates).	100.00	100.00	—

(1)
Up to December 31, 2004 the Company exerted control over Fertilizantes Naturales S.A. and that entity was included in the consolidation for the year ended December 31, 2004. Beginning January 1, 2005, the Company lost the control over this entity and therefore it has been excluded from consolidation for the year ended December 31, 2005. During 2006 the Company acquired additional participation in the entity and included it in the consolidation for the year ended December 31, 2006.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2006	2005	2004
Domestic subsidiaries:	%	%	%
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64	60.64
Isapre Norte Grande Limitada	100.00	100.00	100.00
Almacenes y Depósitos Limitada	100.00	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00	51.00
SQM Nitratos S.A.	99.99	99.99	99.99
Proinsa Limitada	60.58	60.58	60.58
SQM Potasio S.A.	100.00	100.00	100.00
SQMC International Limitada	60.64	60.64	60.64
SQM Salar S.A.	100.00	100.00	100.00
SQM Industrial S.A	100.00	100.00	100.00
Minera Nueva Victoria S.A.	100.00	—	—
Exploraciones Mineras S.A.	100.00	—	—
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	—	—
Comercial Hydro S.A.	60.64	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

b)	Period presented

These consolidated financial statements have been prepared as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

c)	Reporting currency and price-level restatement

The financial statements of the Company are prepared in US dollars a significant portion of the Company’s operations are transacted in US dollars. The US dollar is considered the currency of the primary economic environment in which the Company operates.

Under Chilean GAAP, the Parent Company and those subsidiaries which maintain their accounting records in US dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation in Chile.

In accordance with Chilean GAAP the financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (2.1% and 3.6% in 2006 and 2005, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-US dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Values for the UF are as follows (US dollar per UF):

US$

December 31, 2004	31.07
December 31, 2005	35.07
December 31, 2006	34.44

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to US dollars at the observed exchange rates determined by the Central Bank of Chile as of each year-end. The observed exchange rates of Chilean pesos were Ch$ 532.39 per US$1 at December 31, 2006 and Ch$ 512.50 per US$1 at December 31, 2005.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in US dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64 and BT 72”) as follows:

•	Domestic subsidiaries

For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-
Balance sheet accounts are translated to US dollars at the year-end exchange rate without eliminating the effects of price-level restatement. The assets and liabilities were translated into US dollars at the exchange rates as of the respective balance sheet dates of Ch$ 532.39 and Ch$ 512.50 per US$ 1 as of December 31, 2006 and 2005, respectively.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency (continued)

•	Foreign subsidiaries

The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the US dollar have been translated at historical exchange rates as follows:

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

Foreign exchange differences for the period ended December 31, 2006, 2005 and 2004 generated net loss of ThUS$ (2,263), ThUS$ (3,804) and ThUS$ (475) respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at December 31, as follows:

	As of December 31,
	2006	2005	2004
	US$	US$	US$
Brazilian Real	2.14	2.34	2.65
New Peruvian Sol	3.19	3.34	3.47
Argentine Peso	3.06	3.03	2.98
Japanese Yen	119.11	118.07	104.21
Euro	0.76	0.85	0.73
Mexican Peso	10.88	10.71	11.22
Indonesian Rupee	9,830.04	9,290.00	9,289.97
Australian Dollar	1.27	1.36	1.28
Pound Sterling	0.51	0.52	0.52
Ecuadorian Sucre	1.00	1.00	1.00
South African Rand	6.99	6.33	5.80

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

	As of December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Cash	20,915	13,273	18,559
Time deposits	32,707	1,483	15,854
Mutual funds	130,321	132,303	30,797
Repurchase agreements	—	897	1,543
Total	183,943	147,956	66,753

f)	Time deposits

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, as applicable.

g)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probability of unrecoverability of accounts receivable determined on the basis of a case-by-case analysis of the situations of customers.

This allowance is presented as a deduction from Trade accounts receivable, Notes receivable and Other accounts receivable.

h)	Inventories and materials

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

Inventories are stated net of allowances for obsolete and unsalable items determined based on technical studies of inventory conditions and usefulness.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

i)	Income taxes and deferred income taxes

Current income tax provisions are recognized on the basis of respective enacted tax laws and regulations in each jurisdiction where the Company operates.

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

j)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1988. The depreciation of property, plant and equipment has been calculated using a straight-line method, based on the estimated useful lives of the assets that for major classes of the property, plant and equipment are as follows:

Estimated
years of useful life

Mining Concessions	7 - 13
Building and infrastructure	3 - 80
Machinery and equipment	3 - 35
Other	2 - 30

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Property, plant and equipment (continued)

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

k)	Investments in related companies

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

Investments in which the Company has less than 20% participation, however, has the capacity to exert significant influence over the investment, because SQM’s nominee form part of its Board of Directors, have been valued using the equity method.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Goodwill and negative goodwill

Until December 31, 2003, goodwill was calculated as the excess of the purchase price of acquired companies over book value of their net assets, whereas negative goodwill arose when the net assets acquired exceeded the purchase price. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changes the basis for accounting for goodwill and negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in a business combination in order to determine goodwill or negative goodwill.

Goodwill and negative goodwill resulting from acquisitions of equity method investments are controlled in the same currency in which the investment to which it relates is measured.

Both goodwill and negative goodwill are amortized based on the estimated period of investment return, which is generally 20 and 10 years for goodwill and negative goodwill, respectively.

m)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a maximum period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

n)	Mining development cost

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production are capitalized under Other long-term assets caption and amortized using a units-of-production method over the associated proven and probable reserves estimations. The Company determines its proven and probable reserves based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate mineral volumes and composition.

All other mine exploration assets costs, including expenses related to low grade mineral resources rendering the reserves not economically exploitable, are charged to the results of operations in the period in which they are incurred.

o)	Staff severance indemnities

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked based on average employee tenure of 24 years and a real annual discount rate of 8% (9% in 2004).

p)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

q)	Reverse repurchase agreements

These operations are registered in Other current assets at the amount of the purchase. Interest is recognized on an accrual basis in accordance with SVS Circular No. 768.

r)	Dividends

Dividends are generally declared in US dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are generally recorded at fair value with net gain or losses recognized in results.

t)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

u)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 issued by the SVS, computer systems acquired by the Company are recorded at cost.

v)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

w)	Bonds payable

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized over the period up to maturity of the bonds. Expenses incurred in the issuance and placement of the bonds as well as discounts and premiums are deferred and amortized using the straight-line method over the period of the bond. The deferred expenses are classified to Other long-term assets, while a portion to be amortized within one year is presented within Other current assets. The amortization charge is presented in interest expense.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

x)	Provisions for mine closure costs

The Company recognizes provisions to cover costs associated with mine closure and mining facilities and mitigation of environmental damage according to the best estimation of the required expenses. The amount determined is presented under Accrued expenses in Long-term liabilities.

y)	Deferred income

Deferred income relate to the recognition of documented sales, the delivery of which occurs subsequent to the closing date of the financial statements.

Note 3 - Changes in Accounting Estimates

During the year ended December 31, 2005, the Company changed the discount rate used for the determination of staff severance indemnities provision from 9% applied in the year ended December 31, 2004 to 8%. This change gave rise to a higher charge to income for the year ended December 31, 2005 of ThUS$ 678.

During the year ended December 31, 2005, the subsidiary SQM Industrial S.A. (formerly PCS Yumbes SCM, that was acquired in December 2004) changed the method of depreciation of certain assets from the unit of production to the straight-line method based on the estimated remaining technical useful lives of the different classes of assets.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 4 - Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of December 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2006	2005	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	95,111	105,618	41,743	12,570	136,854	118,188
Allowance for doubtful accounts					(7,419)	(7,737)
Notes receivable	50,859	34,950	354	13,894	51,213	48,844
Allowance for doubtful accounts					(3,242)	(3,459)
Accounts receivable, net					177,406	155,836

Other accounts receivable	5,582	9,454	407	999	5,989	10,453
Allowance for doubtful accounts					(1,132)	(716)
Other accounts receivable, net					4,857	9,737

Total short-term receivable					182,263	165,573

Long-term receivables					388	379

b)	Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$

At January 1,	11,912	10,891	9,985
Charged to expenses	1,598	1,741	3,537
Deductions (release)	(542)	(1,097)	(2,937)
Exchange rate differences	(177)	377	306
Business disposals and other	(998)	—	—
At December 31,	11,793	11,912	10,891

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 4 - Short-term and long-term Accounts Receivable (continued)

c)	Consolidated Short-term and Long-term Receivables - by geographic location of customer are as follows:

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	42,375	35,860	43,402	26,345	4,575	7,069	28,730	27,433	10,353	13,744	129,435	110,451
% of total	32.74%	32.47%	33.53%	23.85%	3.53%	6.40%	22.20%	24.84%	8.00%	12.44%	100.00%	100.00%

Net short-term notes receivable
Balance	41,270	38,016	2,093	2,826	340	563	994	357	3,274	3,623	47,971	45,385
% of total	86.03%	83.76%	4.36%	6.23%	0.71%	1.24%	2.08%	0.79%	6.82%	7.98%	100.00%	100.00%

Net short-term other accounts receivable
Balance	2,815	4,631	585	1,504	9	11	1,277	3,064	171	527	4,857	9,737
% of total	57.96%	47.56%	12.04%	15.45%	0.19%	0.11%	26.29%	31.47%	3.52%	5.41%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	86,460	78,507	46,080	30,675	4,924	7,643	31,001	30,854	13,798	17,894	182,263	165,573
% of total	47.44%	47.42%	25.28%	18.53%	2.70%	4.62%	17.01%	18.62%	7.57%	10.81%	100.00%	100.00%

Long-term accounts receivable, net
Balance	368	322	-	-	-	42	-	-	20	15	388	379
% of total	94.85%	84.96%	-	-	-	11.08%	-	-	5.15%	3.96%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	86,828	78,829	46,080	30,675	4,924	7,685	31,001	30,854	13,818	17,909	182,651	165,952
% of total	47.54%	47.50%	25.23%	18,48%	2.70%	4.63%	16.96%	18.60%	7.57%	10.79%	100.00%	100.00%

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions that are similar to those offered to unrelated third parties.

a) Amounts included in balances with related parties as of December 31, 2006 and 2005 are as follows:

	Short-term		Long-term
	2006	2005	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$
Accounts receivable
Doktor Tarsa	8,446	12,688	—	—
Fertilizantes Naturales S.A.	—	5,887	—	—
Nutrisi Holding N.V.	1,603	1,432	—	—
Generale de Nutrition Vegetale S.A.	—	132	—	—
Ajay Europe S.A.R.L.	8,617	1,948	—	—
Ajay North America LLC	3,271	2,420	—	—
Abu Dhabi Fertilizer Ind. WLL	3,732	3,354	2,000	2,000
Impronta SRL	1,094	5,042	—	—
NU3 B.V.	413	467	—	—
Sales de Magnesio S.A.	86	72	—	—
SQM Agro India	113	—	—	—
Misr Specialty Fertilizers	462	—	—	—
Socieded de Inversiones Pampa Calichera Ltda.	8	4	—	—
Sac S.A.	—	4	—	—
Kowa (Japan)	8,609	—	—	—
PCS Sales Inc	10	—	—	—
Yara AB	2	—	—	—
Yara Benelux B.V	78	222	—	—
Yara Hellas S.A.	310	116	—	—
Yara International Australia PTY.	642	670	—	—
Yara Poland Sp. z o.o.	85	103	—	—
Yara UK Ltd.	285	132	—	—
Yara CZECH Republic	2	—	—	—
Yara GMBH & CO KG	95	148	—	—
Yara Iberian S.A.	1,317	1,958	—	—
Yara Argentina S.A.	125	43	—	—
Yara Colombia Ltda.	2,938	1,480
Adubo Trevo S.A. (Yara)	252	16	—	—
Yara North America LLC	6,331	7,727	—	—
Yara Fertilizantes Ltda (Brasil)	715	—	—	—
Yara France BU Latin America	1,794	—	—	—
Yara France BU Africa	1,030	1,025	—	—
Yara Internacional ASA	7,884	7,098	—	—
Yara International Asia Trade Pte Ltd	1,227	1,359	—	—
Yara East Africa Limited	504	681	—	—
Yara Fertilizers (Philippines)	—	60	—	—
Yara Fertilizers (New Zealand)	157	171	—	—
FOS (Yara)	3,365	—	—	—
Yara Phosyn Ltda	38	—	—	—
Total	65,640	56,459	2,000	2,000

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of December 31, 2006 and 2005, continued:

	Short-term
	2006	2005
	ThUS$	ThUS$
Accounts payable
NU3 N.V	847	813
Charlee SQM Thailand Co.	182	88
SQM East Med Turkey	15	—
Yara AB	—	1
Yara France S.A.	—	191
Yara Fertilizantes Ltda. (Brazil)	—	575
Yara France BU Latin America	—	1,502
Yara Business Support	4,363	4,130
Yara Nederland B.V.	400	—
Yara Int. Wholesale Sudafrica (South Africa)	—	362
Total	5,807	7,662

There were no outstanding long-term accounts payable with related parties as of December 31, 2006 and 2005.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

a)	During the years ended December 31, 2006, 2005 and 2004 principal commercial transactions with related parties were as follows (1):

			Amount of Transaction			Impact in income (charge) credit
Company	Relationship	Type of Transaction	2006	2005	2004	2006	2005	2004
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V.	Investee	Sales of products	6,079	5,018	5,036	2,008	1,892	1,521
Doktor Tarsa	Investee	Sales of products	8,868	14,977	6,718	2,409	3,872	1,416
Abu Dhabi Fertilizer WLL	Investee	Sales of products	3,551	3,834	3,932	992	1,222	1,126
Impronta SRL	Investee	Sales of products	4,887	4,471	4,282	1,566	1,613	970
Ajay Europe S.A.R.L.	Investee	Sales of products	16,931	8,017	5,964	6,424	4,743	2,937
NU3 B.V.	Investee	Sales of products	7,212	6,035	5,904	2,488	2,846	2,276
Fertilizantes Naturales S.A. (2)	Investee	Sales of products	—	19,916	—	—	6,663	—
Ajay North America LLC	Investee	Sales of products	16,215	12,401	8,519	7,605	7,031	4,009
Sales de Magnesio Ltda.	Investee	Sales of products	—	—	333	—	—	152
Yara UK Ltd.	Shareholder	Sales of products	1,388	1,276	1,060	403	485	315
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	6,703	6,782	6,035	2,061	1,984	1,284
Yara France BU Africa .	Shareholder	Sales of products	2,826	8,748	917	661	2,640	253
Yara Benelux B.V.	Shareholder	Sales of products	7,081	6,698	5,593	1,554	2,385	1,345
Yara AB Sweden	Shareholder	Sales of products	—	808	705	—	284	184
Yara International Australia Pty Ltd.	Shareholder	Sales of products	2,688	2,853	2,530	787	999	682
Yara Iberian S.A.	Shareholder	Sales of products	8,277	8,900	6,665	2,767	3,060	1,638
Yara Colombia Ltda.	Shareholder	Sales of products	6,285	5,004	3,537	1,982	1,543	777
Yara Poland Sp. z o.o.	Shareholder	Sales of products	1,752	1,623	1,525	593	703	512
Yara GMBH & Co Kg	Shareholder	Sales of products	1,741	1,603	1,381	548	635	417
Yara France	Shareholder	Sales of products	7,246	7,622	7,755	2,091	2,458	1,908
Yara Fertilizers Brazil	Shareholder	Sales of products	8,489	—	—	3,631	—	—
Yara France S.A.	Shareholder	Sales of products	—	209	1,729	—	73	478
Yara Hellas S.A.	Shareholder	Sales of products	1,892	1,448	1,022	530	473	252
Yara France BU Latin America	Shareholder	Sales of products	2,014	1,192	2,296	595	288	680
Yara Argentina S.A.	Shareholder	Sales of products	10,912	9,441	7,724	3,151	2,658	1,629
Adubo Trevo S.A.	Shareholder	Sales of products	1,573	3,991	5,564	560	1,746	1,512
PCS Yumbes SCM (3)	Shareholder	Sales of products	—	—	7,221	—	—	3,414
Yara Internacional ASA	Shareholder	Sales of products	32,296	8,250	340	7,997	2,120	120
Yara North America	Shareholder	Sales of products	45,407	43,386	40,491	12,422	13,137	8,317
Yara International Wholesale	Shareholder	Sales of products	—	20,013	—	—	5,733	—
Yara Business Support	Shareholder	Services	4,364	4,129	2,761	(4,364)	(4,129)	(2,761)
Yara East Africa	Shareholder	Sales of products	1,255	1,311	—	344	474	—
Kowa (Japan)	Shareholder	Sales of products	8,019	—	—	3,671	—	—

(1)	Transactions with related parties involving acquisitions and disposals of participations in other entities are discussed in Note 8.
(2)
As explained in Note 2a) up to December 31, 2004 the Company exerted control over Fertilizantes Naturales S.A. and that entity was included in the consolidation for the year ended December 31, 2004. Beginning January 1, 2005, the Company lost the control over this entity and therefore it has been excluded from consolidation for the year ended December 31, 2005. During 2006 the Company acquired additional participation in the entity and included it in the consolidation for the year ended December 31, 2006.

(3)
On December 23, 2004, SQM acquired 100% participation in PCS Yumbes SCM (currently SQM Industrial S.A.) (see Note 8) and consequently that entity ceased to be related party and instead is included in consolidated financial statements of SQM.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 6 - Inventories

Net inventories are summarized as follows:

	2006	2005
	ThUS$	ThUS$

Finished products	209,112	207,195
Work in process	136,734	102,187
Supplies	19,653	17,850
Total	365,499	327,232

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 7 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	As of December 31,
	2006	2005
	ThUS$	ThUS$
Land
Land	81,153	20,003
Mining concessions	30,793	44,784
Subtotal	111,946	64,787

Buildings and infrastructure
Buildings	155,542	174,843
Installations	263,175	173,326
Ponds	120,568	114,192
Construction-in-progress	159,516	136,225
Railroad	23,166	23,148
Other	53,374	39,801
Subtotal	775,341	661,535

Machinery and Equipment
Machinery	495,426	445,683
Equipment	114,101	121,086
Project-in-progress	5,236	9,832
Other	18,893	17,809
Subtotal	633,656	594,410

Other fixed assets
Tools	8,937	8,804
Furniture and office equipment	29,958	12,315
Project-in-progress	15,708	14,180
Other	10,925	7,653
Subtotal	65,528	42,952

Amounts related to technical appraisal
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,091
Other assets	53	53
Subtotal	61,379	61,422

Total property, plant and equipment (cost)	1,647,850	1,425,106

Less: Accumulated depreciation
Buildings and infrastructure	(308,192)	(257,063)
Machinery and equipment	(358,008)	(319,388)
Other fixed assets	(27,746)	(18,466)
Technical appraisal	(36,976)	(35,542)
Total accumulated depreciation	(730,922)	(630,459)

Net property, plant and equipment	916,928	794,647

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 7 - Property, Plant and Equipment (continued)

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was as follows:

	For the year ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Buildings and infrastructure	(41,259)	(30,286)	(26,547)
Machinery and equipment	(43,290)	(37,108)	(33,552)
Other property, plant and equipment	(4,328)	(1,462)	(1,300)
Technical appraisal	(1,477)	(1,198)	(1,291)
Total depreciation	(90,354)	(70,054)	(62,690)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	As of December 31,
	2006	2005
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Leased vehicles	—	98
Accumulated depreciation	(489)	(525)
Total assets in leasing	1,499	1,561

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related parties and investments in the years 2004-2006

•
On October 27, 2006, SQM Comercial de México S.A. de C.V. and SQM Industrial S.A. sold all the shares (100%) they had in Fertilizantes Olmeca y SQM S.A. de C.V. to Yara Nederland B.V. and Yara Holdings Netherlands B.V. (both being part of Yara Group, party related to SQM) for a sum of ThUS$ 4,888. The sale generated gain of ThUS$ 1,040.

•
On September 14, 2006, Soquimich European Holding B.V. (SEH) sold to Yara Italia SPA (being part of Yara Group, party related to SQM) its entire participation (50% of rights) in Impronta SRL for a sum of ThUS$ 902. The transaction generated loss of ThUS$ 308.

•
On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. funded Prestadora de Servicios de Salud Cruz del Norte S.A. The entity’s paid-in capital amounts to ThCh$ 50,000 (approx. ThUS$ 97 in the moment of foundation of this entity) divided into 5,000 shares with no par value, no privileges or preferences, which are paid in full upon subscription.

•
On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fertilizantes Naturales S.A. (“Fenasa”) in ThEuro 75,100 (approx. ThUS$ 91 in the moment of the transaction) thereby increasing total SQM Group ownership of Fenasa to 66.67%.

Up to December 31, 2004, the financial statements of Fenasa in which SQM had at that time 50% participation were included in consolidation given that the Company maintained the control over that entity (managed its financial and operating policies) based on ability to appoint General Manager. Beginning January 2005, the Company lost its ability control Fenasa and consequently it has been excluded from consolidation. The Company accounted for its investment in that entity for the year ended December 31, 2005 using equity method. Following the acquisition of stake that give right to more than 50% in 2006, Fenasa was again included in the consolidation as of December 31, 2006.

•
On January 19, 2006 Sociedad Química y Minera de Chile S.A. and some of its subsidiaries have acquired from DSM Group based in the Netherlands (third party), the total amount of shares of certain companies that participate in the markets of the production and commercialization of iodine and iodine derivatives in Chile (DSM Minera S.A. and Exploraciones Mineras S.A.) and abroad (DSM Minera B.V. based in Netherlands).

The purchase price paid in cash for Chilean operations was ThUS$ 100,067 and for DSM Minera B.V. was ThUS$ 13,840 in cash.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related parties and investments in the years 2004-2006 (continued)

The Company accounted for the investment applying purchase method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and rules established in Circular No. 1697 issued by the SVS. Accordingly the Company recorded acquired assets and assumed liabilities at their fair values. The transactions generated negative goodwill of ThUS$ 1,928 related to Chilean entities acquired and goodwill amounting to ThUS$ 11,373 related to acquisition of operations in Netherlands. Goodwill is going to be amortized over a period of 20 years, while negative goodwill is going to be amortized over the estimated period of returns generated by mining concessions acquired.

Net assets acquired in their respective fair values as of December 31, 2006 are as follows:

	DSM	Exploraciones	DSM
Description	Minera S.A.	Mineras S.A.	Minera B.V.
	ThUS$	ThUS$	ThUS$

Current assets	66,951	400	4,581
Property, plant and equipment	23,327	31,567	—
Other assets	7,220	—	—
Current liabilities	4,516	7,126	1,153
Long-term liabilities	5,718	—	—
Equity	112,105	—	3,428

After the acquisition DSM Minera S.A. changed its name to Minera Nueva Victoria S.A. and DSM Minera B.V. changed its name to Iodine Minera B.V.

•
At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, its shareholders approved the merger of SQM Procesos S.A. into SQM Industrial S.A. through the dissolution of SQM Procesos S.A. and its incorporation into SQM Industrial S.A., which in effect acquires all assets and liabilities of SQM Procesos S.A.

•
In September 2005, the subsidiary Soquimich European Holding B.V. and Charlee Industries Co, Ltd. (third party) incorporated Charlee SQM (Thailand) Co. Ltd. Soquimich European Holding B.V. contributed ThUS$ 800 for 40% participation in Charlee SQM (Thailand) Co. Ltd. This operation did not generate any negative goodwill or goodwill.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related parties and investments in the years 2004-2006 (continued)

•
On August 9, 2005, SQM Nitratos S.A. and SQM S.A. acquired from third party 99 and 1 shares, respectively of Kemira Emirates Fertilizar Company - Fzco for ThUS$ 9,282 paid in cash at the date of the acquisition. Acquired shares represent in total 100% of the capital of that entity. In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the SVS, the preliminary valuation of identifiable assets and liabilities of Kemira Emirates Fertilizar Company - Fzco as of July 31, 2005 was performed. Such valuation indicated that those fair values do not significantly differ from assets’ and liabilities’ carrying amounts at that date. Goodwill determined on the acquisition amounted to ThUS$ 2,058 is amortized over a period of 20 years. Subsequent to the acquisition Kemira Emirates Fertilizar Company - Fzco changed its name to SQM Dubai - Fzco.

•
In April 2005, the subsidiary SQM Corporation N.V. acquired additional 13% participation in its investee Abu Dhabi Fertilizers Industries WLL for a sum of ThUS $484 reaching total stake in that entity of 50%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the SVS the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers Industries WLL as of December 31, 2004, which did not significantly differ from its fair value at that date. This operation gave rise to no goodwill or negative goodwill.

•
In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its investee Misr Specialty Fertilizers. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1697 issued by the SVS, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which did not differ significantly from its fair value determined at that date. This operation gave rise to no goodwill or negative goodwill.

•
On December 23, 2004, SQM S.A. and SQM Nitratos S.A. acquired from subsidiaries of Potash Corp of Saskatchewan Inc., being party related to SQM, 43,733,165 and 2,000 shares, respectively (equivalent to 99.9954% and 0.0046% participation, respectively), of PCS Yumbes SCM for ThUS$ 39,707. Subsequent to the acquisition (in December 2005) PCS Yumbes SCM changed its name to SQM Industrial S.A.

•
In January, April and October 2004, the subsidiary Soquimich European Holding B.V. made a capital contributions totaling to ThUS$ 1,425 to its investee Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular No. 1697, the investment in Misr Specialty Fertilizers was valued using the book value of net assets as of the dates of contributions, which did not differ significantly from the fair value determined as of those dates.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)	Significant events and transactions involving related parties and investments in the years 2004-2006 (continued)

•
At the shareholders’ meeting of Empresas Melón S.A. (SQM’s investee at that time) held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and received the same ownership percentage in the new entity. On August 13, 2004, SQM S.A. transferred all 653,748,837 shares held in Inmobiliaria San Patricio S.A. to Blue Circle South American Holding S.A. This transfer was performed in accordance with the contract for acquiring shares of Empresas Melón in 1998.

•
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

c)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

d)	Detail of investments in related companies

Company		Currency	Ownership interest as of December 31,			Equity of investment as of December 31,		Net income (loss) for the year ended			Carrying value as of December 31,		Equity participation in net income (loss) for the year December 31,
		of origin	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005	2006	2005	2004
			%	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Ajay North America LLC	USA	US$	49.00	49.00	49.00	11,282	13,372	291	2,810	940	3,998	6,271	142	1,377	461
Nutrisi Holding N.V.	Belgium	US$	50.00	50.00	50.00	8,290	6,658	846	1,609	1,480	4,025	3,329	425	805	724
Doktor Tarsa	Turkey	Euros	50.00	50.00	50.00	5,813	4,876	1,291	429	590	2,906	2,438	646	214	295
Ajay Europe S.A.R.L.	France	US$	50.00	50.00	50.00	6,561	5,086	993	1,063	140	1,915	2,258	497	532	70
Misr Specialty Fertilizers	Egypt	US$	47.49	47.49	47.49	4,361	4,504	(446)	(708)	(789)	2,071	2,139	(212)	(336)	(375)
Abu Dhabi Fertilizer Industries WLL Industries WLL	UAE	US$	50.00	50.00	37.00	3,886	3,520	366	13	84	1,943	1,760	183	6	31
Impronta SRL	Italia	Euros	—	50.00	50.00	—	1,778	—	(281)	342	—	889	141	(141)	171
Sales de Magnesio Ltda.	Chile	Ch$	50.00	50.00	50.00	946	844	428	259	480	473	422	214	130	240
SQM Eastmed Turkey	Turkey	Euros	50.00	50.00	50.00	184	464	(210)	—	—	92	232	(105)	—	—
Empresas Melón SA	Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	2,905
Asociación Garantizadora de Pensiones	Chile	Ch$	3.31	3.31	3.31	874	908	—	—	—	29	30	—	—	—
Charlee SQM Thailand Co. Ltd.	Thailand	US$	40.00	40.00	—	2,167	2,000	167	—	—	867	800	67	—	—
Fertilizantes Naturales S.A.(1).	Spain	Euros	—	50.00	—	—	430	—	37	—	—	108	—	9	—
Inmobiliaria San Patricio S.A..	Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	(12)
Agro India Ltda.	India	US$	49.00	—	—	19	—	(94)	—	—	10	—	(46)	—	—
Rui Xin Packaging Materials Sanhe Co.Ltd	China	US$	25.00	25.00	25.00	—	—	—	—	—	—	—	—	—	—
Total											18,329	20,676	1,952	2,596	4,510

(1)
Up to December 2004, the Company exerted control over Fertilizantes Naturales S.A. and therefore that entity was included in the consolidation for the year ended December 31, 2004. Beginning January 1, 2005, the Company lost the control over this entity and therefore it has excluded from consolidation for the year ended December 31, 2005. During 2006 the Company acquired additional participation in the entity and included it in the consolidation for the year ended December 31, 2006.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 9 - Goodwill and Negative Goodwill

Goodwill, negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2006	2005	2004	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Potassium S.A.	144	144	144	1,447	1,591
Comercial Hydro S.A.	174	176	140	1,153	1,294
SQM Industrial S.A.	1,154	1,072	—	20,029	21,183
Soquimich Comercial S.A.	—	122	150	—	—
SQM Salar S.A.	—	40	43	—	—
Doktor Tarsa	—	18	76	—	—
SQM México S.A. de C.V.	56	56	56	835	891
Comercial Caiman Internacional S.A.	23	23	23	131	154
Fertilizantes Olmeca S.A. de C.V.	56	56	56	—	111
Saftnits Pty Ltd.	—	290	61	—	—
SQM Dubai - FZCO	101	73	—	1,884	1,985
Empresas Melón S.A.	—	—	324	—	—
Iodine Minera B.V.	521	—	—	10,852	—
Total	2,229	2,070	1,073	36,331	27,209

b)	Negative Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2006	2005	2004	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Minera Mapocho S.A.	68	203	203	—	68
Minera Nueva Victoria S.A.	—	—	—	1,928	—
Total	68	203	203	1,928	68

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 10 - Other Long-term Assets

Other long-term assets are summarized as follows:

	As of December 31,
	2006	2005
	ThUS$	ThUS$

Engine and equipment spare-parts, net	13,222	19,289
Mine development costs	26,545	24,282
Prepaid pension cost	—	1,133
Salar-Baquedano road (1)	1,290	1,410
Cost of issuance and placement of bonds	5,737	—
Deferred loan issuance costs	521	323
Others	1,441	1,722
Total	48,756	48,159

(1)	Amortized on a straight line basis over a period of 30- years.

Note 11 - Bank Debt

a)	Short-term bank debt is detailed as follows:

	As of December 31,
	2006	2005
Bank or financial institution	ThUS$	ThUS$

Banco de Credito e Inversiones	30,022	65,017
Banco Santander Santiago	—	20,005
Corpbanca	15,216	—
BBVA Banco Bilbao Vizcaya Argentaria	10,475	—
Fortis Bank	1,150	—
CAM Caja Ahorros Mediterraneo	633	—
Banesto	369	—
Deutshe Bank España S.A.	256	—
Caixa Penedes de España	185	—
HSBC Bank Middle East Ltd	44	—
Total	58,350	85,022

Annual average interest rate	5.32%	4.65%

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 11 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	As of December 31,
	2006	2005
Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	—	204,577
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,412	100,303
ING Bank (3)	80,416	—
Total	180,828	304,880

Less: Current portion	(828)	(204,880)

Long-term debt	180,000	100,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal was due on December 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.
(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c)	Maturity of the long-term bank debt is as follows:

	As of December 31,
	2006	2005
Years to maturity	ThUS$	ThUS$

Current portion	828	204,880
1 to 2 years	—	—
2 to 3 years	—	—
3 to 5 years	180,000	100,000
Total	180,828	304,880

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 12 - Bonds Payable

On January 25, 2006, the Company issued on the Chilean market Series C bonds for an amount of UF 3,000,000 (approx. ThUS$ 103,973 at the moment of issuance) at an annual interest rate of 4.00%.

On April 5, 2006, SQM placed in the US market a bond, of US$ 200 million with an annual interest rate of 6.125%. The interest will be paid semi-annually and the capital will be paid in a single payment in April 2016.

As of December 31, 2006, the short-term portion of the bonds payable represents accrued interest of ThUS$ 5,540. The long-term portion represents bonds payable.

Detail of the bonds payable is presented in the table below:

Number of registration of the instrument	Series	Nominal Amount	Currency or indexation unit	Interest Rate	Matures on	Payment of interest	Repayment of principal	Balance as of Dec 31, 2006	Balance as of Dec 31, 2005
								ThUS$	ThUS$
Current portion of long-term bonds payable:
446	C	75,000	UF	4.00%	Jun 1, 2007	Semi-annual	Semi-annual	2,920	—
184	Single	—	ThUS$	6.125%	Oct 15, 2006	Semi-annual	Semi-annual	2,620	—
Total								5,540	—

Long-term bonds payable:
446	C	2,925,000	UF	4.00%	Dec 1, 2026	Semi-annual	Semi-annual	100,724	—
184	Single	200,000	ThUS$	6.125%	Apr 15, 2016	Semi-annual	Semi-annual	200,000	—
Total								300,724	—

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 13 - Accrued Liabilities

As of December 31, 2006 and 2005, current accrued liabilities are summarized as follows:

	As of December 31,
	2006	2005
	ThUS$	ThUS$

Accrued royalty payments Corfo	2,358	1,855
Provision for employee compensation and legal costs	504	7,145
Taxes and monthly income tax installment payments	3,309	2,909
Vacation accrual	8,478	8,126
Accrued employee benefits	—	186
Marketing expenses	109	246
Other accruals	1,646	3,283
Total	16,404	23,750

Note 14 - Current and Deferred Income Taxes

a)	Refundable dividend tax credits

At December 31, 2006 and 2005 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	As of December 31,
	2006	2005
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	278,515	206,777
Accumulated tax basis retained earnings without tax credit	97,140	93,732
Tax loss carry-forwards (1)	171,249	232,644
Credit for shareholders (2)	56,759	42,046

(1)	Tax losses in Chile can be carried forward indefinitely.
(2)	Corresponds to credit to income taxes that have shareholders in relation to distribution of dividends.

The Company has recognized deferred income tax assets for tax loss carry-forwards and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 14 - Income and Deferred Taxes (continued)

b)	Deferred taxes

The deferred taxes as of December 31, 2006 and 2005 represented a net liability of ThUS$ 51,449 and ThUS$ 36,367, respectively, and consisted of:

As of December 31, 2006	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,814	594	—	—
Vacation accrual	1,411	—	—	—
Unrealized gain on sale of products	13,308	—	—	—
Provision for obsolescence of non current assets	—	2,283	—	—
Production expenses	—	—	18,613	—
Accumulated depreciation	—	—	—	61,046
Exploration expenses	—	—	—	4,712
Capitalized interest	—	—	—	7,052
Staff severance indemnities	—	—	—	1,796
Fair value of fixed assets	—	841	—	—
Provision for claim expense	—	88	—	—
Capitalized expenses	—	—	—	1,055
Tax loss carry-forwards	—	31,969	—	—
Accrued gain from exchange insurance	—	—	182	—
Deferred revenue	144	—	—	—
Provision for energy tariff difference	765	—	—	—
Accrued interest	159	—	—	—
Provision capital expenditure	610	—	—	—
Shrinks of inventories	—	3,786	—	—
Other	481	169	—	497
Total gross deferred taxes	18,692	39,730	18,795	76,158
Total complementary accounts	—	—	(566)	(20,551)
Valuation allowance	(4,551)	(31,484)	—	—
Total deferred taxes	14,141	8,246	18,229	55,607
Deferred tax asset/liability, net	—	—	4,088	47,361

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 14 - Income and Deferred Taxes (continued)

b)	Deferred taxes (continued)

As of December 31, 2005	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,345	620	—	—
Vacation accrual	1,322	—	—	—
Unrealized gain on sale of products	15,053	—	—	—
Provision for obsolescence	—	2,075	—	—
Production expenses	—	—	18,123	—
Accelerated depreciation	—	—	—	58,031
Exploration expenses	—	—	—	5,375
Capitalized interest	—	—	—	6,040
Staff severance indemnities	—	—	—	2,448
Fair value accumulated depreciation	—	2,535	—	—
Capitalized expenses	—	—	—	147
Tax loss carry-forwards	—	40,624	—	—
Accrued interest	149	—	—	—
Provision legal expenses	595	—	—	—
Provision capital expenditure	85	—	—	—
Shrinks of inventories	—	2,134
Other	782	1,700	—	182
Total gross deferred taxes	19,331	49,688	18,123	72,223
Total complementary accounts	—	(4,692)	(1,508)	(23,850)
Valuation allowance	(188)	(35,518)	—	—
Total deferred taxes	19,143	9,478	16,615	48,373
Deferred tax asset/liability, net	2,528	—	—	38,895

c) Income tax expense is summarized as follows:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Provision for current income tax	(24,797)	(37,428)	(14,435)
Effect of deferred tax assets and liabilities	(13,447)	10,844	(6,613)
Adjustment for tax expense (previous year)	238	(945)	(144)
Effect of amortization of complementary accounts	(4,021)	(3,084)	(6,022)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	4,420	(1,350)	—
Other tax charges and credits	(309)	(564)	(94)
Total income tax expense	(37,916)	(32,527)	(27,308)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 15 - Long-term Accrued Liabilities

a)	Long-term accrued liabilities are composed as follows:

	As of December 31,
	2006	2005
	ThUS$	ThUS$

Staff severance indemnities	17,472	16,415
Provision for closure of mining sites	1,992	—
Total	19,464	16,415

b)	Staff severance indemnities

Changes in the balance of staff severance indemnities for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Opening balance	16,415	11,875	10,127
Increases in obligation	3,253	5,193	3,301
Benefits paid	(1,546)	(3,379)	(2,245)
Foreign currency translation	(640)	1,000	692
Other changes	(10)	1,726	—
Total	17,472	16,415	11,875

Note 16 - Minority Interest

Minority shareholders’ participation in the Shareholders’ equity and results of the Company’s subsidiaries as of each year-end is as follows:

	Participation in equity as of December 31,		Participation in income (loss) for the years ended December 31,
	2006	2005	2006	2005	2004
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	35,138	32,234	(3,500)	(84)	(4,442)
Ajay SQM Chile S.A.	3,717	3,200	(912)	(827)	(488)
Cape Fear Bulk LLC	219	93	(248)	(118)	(144)
SQM Italia S.R.L	—	23	—	(3)	2
SQM Nitratos México S.A. de C.V.	45	(39)	(84)	(7)	(37)
Fertilizantes Naturales S.A.	120	—	2	—	(32)
SQM Indonesia S.A.	(31)	(2)	29	—	2
SQM Potasio S.A.	5	—	(2)	—	—
Total	39,213	35,509	(4,715)	(1,039)	(5,139)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 17 - Shareholders’ Equity

a)	Changes in shareholders’ equity in the years ended December 31, 2006, 2005 and 2004 were as follows:

			Other	Accumulated deficit of
			accumulated	subsidiaries in
	Number	Paid-in	comprehensive	development	Retained	Net
	of shares	capital	income	stage	earnings	income	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer of the 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage	—	—	—	(1,851)	—	—	(1,851)
Other comprehensive income	—	—	9,467	—	—	—	9,467
Net income for the year	—	—	—	—	—	74,232	74,232
Balance as of December 31, 2004	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Balance as of January 1, 2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer of the 2004 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Declared dividends 2005	—	—	—	—	(48,118)	—	(48,118)
Other comprehensive income	—	—	6,400	—	—	—	6,400
Net income for the year	—	—	—	—	—	113,506	113,506
Balance as of December 31, 2005	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Balance January 1,2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer of the 2005 net income to retained earnings	—	—	—	—	113,506	(113,506)	—
Declared dividends 2006	—	—	—	—	(73,647)	—	(73,647)
Other comprehensive loss	—	—	(2,097)	—	—	—	(2,097)
Net income for the year	—	—	—	—	—	141,277	141,277
Balance as of December 31, 2006	263,196,524	477,386	155,190	(8,370)	320,466	141,277	1,085,949

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 17 - Shareholders’ Equity (continued)

b)	The composition of other comprehensive (loss)/income and accumulated other comprehensive (loss)/income is as follows:

	Other comprehensive income (loss) For the year ended December 31,			Accumulated other comprehensive income As of December 31,
Description	2006	2005	2004	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Technical appraisal	—	—	—	151,345	151,345
Changes in other comprehensive income related to investments:
Soquimich Comercial S.A. (1)	(871)	5,522	3,242	5,398	6,268
Isapre Norte Grande Limitada (1).	—	—	14	(83)	(83)
Inversiones Augusta S.A. (1)	—	—	—	(761)	(761)
SQM Ecuador S.A. (2)	—	—	—	(271)	(271)
Almacenes y Depósitos Limitada (1)	—	78	34	22	22
Asociación Garantizadora de Pensiones (1)	(1)	2	2	(12)	(11)
Empresas Melón S.A. (1)	—	—	6,190	—	—
Sales de Magnesio Ltda. (1)	(7)	7	—	52	59
SQM North America Corp. (3)	(1,218)	792	(15)	(1,218)	—
Other entities (1)	—	(1)	—	718	719
Total	(2,097)	6,400	9,467	155,190	157,287

(1)	Corresponds to translation adjustments and price-level restatements.
(2)	Corresponds to the translation adjustment produced by the application of a law enacted by the Ecuadorian Government
(3)	Relates to valuation differences generated in the pensions plan of the subsidiary SQM North America Corp.

c)	Paid-in capital

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 18 - Derivative Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the corresponding asset or liability recorded in Other current assets or liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2006 and the Company’s derivative instruments are as follows:

2006	Notional or Notional or			Position	Accounts affected
Type of	covered			Purchase/Sale	(Liability) Asset	Income
derivative	amount	Expiration	Risk type	(P/S)	amount	(loss) effect
	ThUS$				ThUS$	ThUS$

Currency option	6,436	1st quarter of 2007	Exchange rate	P	(150)	-
US dollar forward	7,079	1st quarter of 2007	Exchange rate	P	(69)	-
US dollar forward	10,000	1st quarter of 2007	Exchange rate	P	100	-
Swap	102,630	1st quarter of 2007	Interest rate	P	5,398	564
	126,145				5,279	564

2005	Notional or Notional or			Position	Accounts affected
Type of	covered			Purchase/Sale	(Liability)Asset	Income
derivative	amount	Expiration	Risk type	(P/S)	amount	(loss) effect
	ThUS$				ThUS$	ThUS$

Currency option	31,279	1st quarter of 2006	Exchange rate	P	62	62
Currency option	5,747	1st quarter of 2006	Exchange rate	P	(49)	(49)
US dollar forward	7,726	1st quarter of 2006	Exchange rate	P	(176)	(176)
	44,752				(163)	(163)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 19- Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	For the year ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Interest income	11,410	5,530	3,650
Equity participation in net income of unconsolidated investees	2,314	3,073	4,897
Insurance recoveries	307	213	546
Write-off of liabilities	—	2,204	388
Reversal of allowance for doubtful accounts	238	—	—
Sale of mining concessions	499	298	635
Sale of materials and services	75	438	190
Sale of Antucoya project	753	—	—
Gain on sale of investments in related companies inversiones empresas relac. Companies	732	—	8,179
Rental of property, plant and equipment	1,023	1,015	774
Compensation obtained from third parties	—	737	—
Payment discounts obtained from suppliers	690	1,026	452
Fines collected from third parties	159	—	—
Other income	1,093	1,899	1,118
Total	19,293	16,433	20,829

b)	Non-operating expenses

	For the year ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Interest expense	27,593	16,663	18,782
Net foreign currency exchange loss and price-level restatement and price-level restatement	2,263	3,804	475
Non-capitalized exploration project expenses and provisions for damages and liquidation of assets	11,387	13,489	9,262
Equity participation in net losses of unconsolidated investees	362	477	387
Amortization of goodwill	2,229	2,070	1,073
Work disruption expenses	2,534	584	568
Increase in provision for employee compensation and legal costs	—	7,986	533
Change of discount rate for staff severance indemnities provision	—	678	—
Allowances for materials, spare parts and supplies	2,685	1,188	1,628
Allowance for doubtful accounts	129	151	2,500
Non-recoverable taxes	508	647	531
Consulting services	—	314	175
Donations	—	896	533
Penalties	—	238	161
Provision for legal expenses and litigations	1,010	—	—
Accrued expenses related to energy tariff adjustments	2,500	—	—
Other expenses	2,141	1,570	1,812
Total	55,341	50,755	38,420

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 20 - Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) to income for the year ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Property, plant and equipment	142	239	173
Other assets	144	194	(419)
Other liabilities	—	199	110
Shareholders’ equity	(1,734)	(2,846)	(1,577)
Subtotal price-level restatement	(1,448)	(2,214)	(1,713)
Net adjustment of assets and liabilities denominated in UF	141	(641)	—
Net price-level restatement	(1,307)	(2,855)	(1,713)

Note 21 - Assets and Liabilities Denominated in Foreign Currency

	As of December 31,
	2006	2005
Assets	ThUS$	ThUS$
Chilean pesos	100,614	81,583
US dollars	1,636,721	1,433,629
Euros	37,092	24,742
Japanese Yen	975	6,466
Brazilian Real	330	304
Mexican pesos	4,783	11,331
UF	55,108	57,906
South African Rand	13,374	9,321
Dirhams	14,225	11,954
Other currencies	7,980	3,332
Current liabilities
Chilean pesos	75,190	65,355
US dollars	101,549	347,141
Euros	9,925	5,369
Japanese Yen	93	133
Brazilian Real	1,662	1,245
Mexican pesos	3,196	3,230
UF	3,541	3,544
South African Rand	1,698	1,792
Dirhams	671	411
Other currencies	117	48
Long-term liabilities
Chilean pesos	17,340	16,358
US dollars	429,324	138,950
Japanese Yen	152	—
UF	101,573	1,065
Other currencies	9	2

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 22 - Cash Flow Statement

a)	Amounts included in other credits to income not representing cash flows are as follows:

	For the year ended December 31,
	2006	2005	2004
Description	ThUS$	ThUS$	ThUS$

Deferred income taxes benefit for tax loss	—	(5,602)	—
Adjustment of provision included in other financial income	(238)	(2,203)	(389)
Adjustment of investees’ equity	—	(1,143)	(413)
Discounts obtained from suppliers	(690)	(598)	(482)
Reversal of the provision for damages caused by heavy rains	(1,000)	—	—
Other minor credits to income not representing cash flows	(834)	(563)	(635)
Total	(2,762)	(10,109)	(1,919)

b)	Amounts included in other charges to income not representing cash flows are as follows:

	For the year ended December 31,
	2006	2005	2004
Description	ThUS$	ThUS$	ThUS$

Provision for Corfo royalty payments	2,358	1,855	1,360
Deferred income taxes benefit for tax loss	8,500	—	12,635
Provision for legal expenses for GNV lawsuit and other legal expenses	—	5,000	873
Provision for marketing expenses	4,364	4,130	2,761
Provision for employee incentive plans	3,160	8,215	3,942
Adjustment of provision for severance indemnities	3,882	8,199	5,389
Provision for income taxes	28,204	38,427	13,938
Adjustment of provision for vacation	5,333	4,447	3,501
Refund of 10% custom duties pursuant lo Law 18480	—	—	672
Non-capitalizable exploration project expense and provisions for damages and liquidation assets	11,825	12,156	7,664
Accrued expenses related to energy tariff adjustments	4,500	—	—
Amortization of prepaid insurance expenses	3,189	1,838	2,246
Remuneration of Board of Directors	1,800	1,557	1,316
Provision for mine closure	1,000	—	—
Adjustment and other expenses of inventories	1,297	—	—
Other charges to income not representing cash flows	2,920	1,865	2,795
Total	82,333	87,689	59,092

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 23 - Commitments and Contingencies

a)	Material lawsuits or other legal actions of which the Company is party to

1. Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
Defendants	: Sociedad Química y Minera de Chile S.A.
Date of lawsuit	: December 1994
Court	: Civil Court of Pozo Almonte
Cause	: Partial annulment of mining property, Cesard 1 to 29
Instance	: Evidence provided
Nominal amount	: ThUS$ 211

2. Plaintiff	: Compañía Productora de Yodo y Sales S.A.
Defendants	: SQM Químicos S.A.
Date of lawsuit	: November 1999
Court	: Civil Court of Pozo Almonte
Cause	: Partial annulment of mining property, Paz II 1 to 25
Instance	: Evidence provided
Nominal amount	: ThUS$ 162

3. Plaintiff	: Compañía Productora de Yodo y Sales S.A.
Defendants	: SQM Químicos S.A.
Date of lawsuit	: November 1999
Court	: Civil Court of Pozo Almonte
Cause	: Partial annulment of mining property, Paz III 1 to 25
Instance	: Evidence provided
Nominal amount	: ThUS$ 204

4. Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
Defendants	: Sociedad Química y Minera de Chile S.A.
Date of lawsuit	: November 1999
Court	: Civil Court of Pozo Almonte
Cause	: Partial annulment of mining property, Paz IV 1 to 30
Instance	: Evidence provided
Nominal amount	: ThUS$ 193

5. Plaintiff	: Miguel Negrete Ubeda
Defendants	: Marco Antonio Ortiz Castillo y SQM Nitratos S.A. and its insurers
Date of lawsuit	: May 2004
Court	: First Civil Court of Antofagasta
Cause	: Work accident
Instance	: First instance sentence. The appeal is pending.
Nominal amount	: ThUS$ 150

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 23 - Commitments and Contingencies (continued)

a)	Material lawsuits or other legal actions of which the Company is party to (continued)

6. Plaintiff	: Gabriela Véliz Huanchicay
Defendants	: Gilberto Mercado Barreda and subsidiary and jointly and severally SQM Nitratos S.A. and its insurers
Date of lawsuit	: August 2005
Court	: 4th Civil Court of Santiago
Cause	: Work accident
Instance	: Observations to the evidence
Nominal amount	: ThUS$ 1,350

7. Plaintiff	: Electroandina S.A.
Defendants	: Sociedad Química y Minera de Chile S.A.
Date of lawsuit	: September 2005
Court	: Court of arbitration
Cause
:   Early termination or partial modification or temporary  suspension of the Electrical Supply Agreement entered on  February 12, 1999 by virtue of supposedly unforeseen events that would result in an increase in the cost of or restricted the supply of natural gas from Argentina

Instance	: Evidentiary stage
Nominal amount	: The amount has not been determined yet

8. Plaintiff	: Juana Muraña Quispe
Defendants	: Intro Ingenieria Limitada and subsidiary and jointly and severally SQM S.A. and its insurers
Date of lawsuit	: October 2005
Court	: 25th Civil Court of Santiago
Cause	: Work accident
Instance	: Evidentiary stage
Nominal amount	: ThUS$ 1,500

9. Plaintiff	: Norgener S.A.
Defendant	: Sociedad Química y Minera de Chile S.A.
Date of lawsuit	: April 2006
Court	: Arbitration Court
Cause
:  Modification of the price of energy sold and of the  indexation system indicated in the Electrical Energy Supply Agreement entered on January 13, 1998, by  Virtue of that indicated, in the plaintiff’s opinion, in this agreement.

Instance	: Rejoinder
Nominal amount	: Amount not determined.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 23 - Commitments and Contingencies (continued)

a)	Material lawsuits or other legal actions of which the Company is party to (continued)

10. Plaintiff	: Marina Arnéz Valencia
Defendant	: SQM S.A. and its insurance companies
Date of lawsuit	: April 2006
Court	: 2nd Civil Court of Santiago
Cause	: Work accident
Instance	: Conciliation audience
Nominal amount	: ThUS$ 500

11. Plaintiff	: Empresa de Servicios de Montaje Ltda.
Defendant	: SQM S.A.
Date of lawsuit	: May 2006
Court	: 4th Civil Court of Antofagasta
Cause	: Divergences related to the agreement for the improvement of compressors and of assembly of capacitors in Pedro de Valdivia crystallization plant and compensation for damage.
Instance	: Response
Nominal amount	: ThUS$ 270

12. Plaintiff	: ESAOL Limitada
Defendant	: Sociedad Química y Minera de Chile S.A.
Date of lawsuit	: September 2006
Court	: Arbitration Court of Antofagasta
Cause	: Fees allegedly owed for urban cleaning services at Maria Elena plant.
Instance	: Order for appearance, filing of commitment
Nominal amount	: ThUS$ 170

13. Plaintiff	: Sociedad de Servicios Tacora Limitada
Defendants	: SQM Nitratos S.A.
Date of lawsuit	: December 2006
Court	: 25th Civil Court of Antofagasta
Cause
:   Collection of securities which SQM Nitratos S.A., by virtue of a mandate conferred in its favor, used to pay the plaintiff’s employees who have not received their salary pay and contributions for transportation and machinery services rendered indirectly to SQM Nitratos S.A.

Instance	: Response
Nominal amount	: ThUS$ 266

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 23 - Commitments and Contingencies (continued)

b)	Other lawsuits

The Company and its subsidiaries are involved in various litigation in the ordinary course of business, including those described in a) above. Based on the advice of counsel, the Company has accrued provisions that are adequate to cover any probable risk and therefore management believes the litigation will not have a material effect on the consolidated financial statements.

c)	Commitments

The subsidiary SQM Salar S.A. maintains an agreement with a government agency (Corfo), whereby it must make annual royalty payments until 2030 determined on the basis of the Company’s annual sales. This royalty is being paid since 1996, when the Company entered into the agreement with Corfo. Amounts paid in the years 2006, 2005 and 2004 were ThUS$ 9,193, ThUS$ 6,752 and ThUS$ 4,910.

d)	Debt covenants

Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others. Specifically the loan covenants in force are the following: (i) shareholders’ equity of SQM S.A. should not be lower than ThUS$984,522.00, (ii) the net financial debt to EBITDA ratio should not be greater than 3:1, and (iii) the ratio between financial debt of operating subsidiaries and the consolidated current assets should not be greater than 0.3:1.

Note 24 - Guarantees

a)	Guarantees given

As of December 31, 2006 and 2005 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2006	2005
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,412	100,303
ING Bank	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,416	—

b)	Guarantees received

Tattersall Comercial S.A. has made several guarantees of up to ThUS$ 1,000 to assure compliance of its obligations related to commercial mandate agreement for the distribution and sale of fertilizers with Soquimich Comercial S.A.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 25 - Sanctions

During the years ended December 31, 2006, 2005 and 2004, the SVS did not apply sanctions to the Company, its directors or managers.

Note 26 - Environmental Projects

Disbursements incurred by the Company as of December 31, 2006 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Project
Environmental department	748	596	544
Risk and security management	—	424	—
Improvements in María Elena Camp - streets	296	—	—
Dust emission control	823	962	—
Light normalization	919	378	—
Improvement of mining operations	—	220	—
Environmental studies - Region I of Chile project	605	—	—
María Elena archeology	870	—	—
Normalization of lighting at FFCC yard, PV Mill	123	—	—
Equipment washing system	184	—	—
The Environment MOP/SOP 2	142	—	—
Boratos sewage treatment plant	—	—	281
Tocopilla project	—	—	615
Engineering and building of Maria Elena piles	—	—	2,667
Treatment plant MOP	—	—	208
Construction of facilities for workers	279	—	—
Atacama salt deposit hydrological model	176	—	—
Environmental commitments in Region I of Chile	152	—	—
Elimination of PCB equipment	304	—	—
Others	1,221	811	1,242
Total	6,842	3,391	5,557

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2007.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 26 - Environmental Projects (continued)

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at María Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of María Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, was intended to meet air quality standards by April 1, 2006. On December 31, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. The project will commence its activities during 2007.

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
SQM togheter with other mining companies participate also actively in the Joint Study of Monitoring of the Atacama Saltpeter Deposit Basin.

Note 27 - Significant Events

•
On January 17, 2006, the Company informed the SVS that Mr. Bernard Descazeaux Aribit resigned from his position of General Manager of Soquimich Comercial S.A. and assumed responsibility for the operations of SQM S.A. in Mexico and Central America. The Board of Directors accepted his resignation. At the Ordinary Board of Directors’ Meeting held on January 16, 2006, the Directors accepted the appointment of Mr. Juan Carlos Barrera Pacheco as new General Manager of Soquimich Comercial S.A. The changes were effective beginning on March 1, 2006.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 27 - Significant Events (continued)

•
On January 19, 2006 the Company informed SVS that it acquired, on the same date from DSM Group based in the Netherlands, the total amount of shares of certain companies that participate in the markets of the production and commercialization of iodine and iodine derivatives in Chile (DSM Minera S.A. and Exploraciones Mineras S.A.) and abroad (DSM Minera B.V. based in Netherlands) (see also Note 8b).

•
On January 24, 2006, Sociedad Química y Minera de Chile S.A has placed in the Chilean market an unguaranteed bond for the nominal amount of UF 3 million with a term of 21 years and an annual interest rate of 4.18% to refinance liabilities and fund investment projects for the year 2006.

•
On March 29, 2006, the Company informed the SVS that Sociedad Química y Minera de Chile S.A. is negotiating the possible placement abroad of a new bond issuance for an approximate amount of US$ 200 million that will be repayable in a single installment at the expiration of the ten-years period and which will be used to pay liabilities for the same sum which expire in September 2006. On April 15, 2006, SQM communicated to the SVS that it placed in the US market a bond, of US$ 200 million with an annual interest rate of 6.125%. The interest will be paid semi-annually and the capital will be paid in a single amortization in April 2016.

•
On March 29, 2006, the Company informed the SVS that the Board of Directors of Sociedad Química y Minera de Chile (SQM), at its meeting held on April 28, 2006, unanimously agreed to propose the payment of a final dividend of US$ 0.27981 per share.

•
On September 15, 2006, the Company informed the SVS that Soquimich European Holdings B.V. (SEH), a subsidiary of Sociedad Química y Minera de Chile S.A. and Yara Italia S.P.A., a subsidiary of Yara International ASA, the entity that forms part of the Controlling Group of SQM, have entered in Italy into Right Transfer Agreement through which SEH has sold to Yara all its rights (50% participation) in the Italian company Impronta SRL.

•
On October 30, 2006, the Company informed the SVS that SQM Comercial de México S.A. de C.V. (SQMM) and SQM Industrial S.A. (SQMI), both subsidiaries of Sociedad Química y Minera de Chile S.A. and Yara Nederland B.V. (YN) and Yara Holdings Netherlands B.V. (YH), both subsidiaries of Yara International ASA, the entity that forms part of the Controlling Group of SQM, have entered on October 27, 2006 in Mexico into Share Purchase and Sale Agreement through which SQMM and SQMI sold to YN and to YH all the shares (in total 100%) which SQMM and SQMI had in Fertilizantes Olmeca y SQM S.A. de C.V.

•
On November 28, 2006, the Company informed the SVS that Royal Seed Trading Corp. A.V.V., a subsidiary of Sociedad Química y Minera de Chile S.A. and the banks ING Bank N.V., Curacao Branch, Banco Bilbao Vizcaya Argentaria S.A., BNP Paribas and Santander Overseas Bank Inc., entered on November 22, 2006 into a 5 year loan agreement for a sum of ThUS$ 80,000 with the initial annual interest rate of Libor + 0.3% that may vary depending on the possible future changes in the classification of the guarantor’s (Sociedad Química y Minera de Chile S.A.) external debt, with no actual guarantees and with semi-annual payments of interest.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 28 - Subsequent Events

Management is not aware of any other significant subsequent events that have occurred after December 31, 2006 and that may affect the Company’s financial position or the interpretation of these financial statements.

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles

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

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under US GAAP, are as follows:

a)	Revaluation of property, plant and equipment

As described in Note 2j), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal performed in 1988. US GAAP does not allow the revaluation of property, plant and equipment. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for each year are set-forth under paragraph I n) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The primary differences between Chilean GAAP and US GAAP relates to the reversal of complementary accounts and their amortization recorded in accordance with the transition provisions of BT 60 as well as to the recognition of the deferred income tax effect of US GAAP adjustments, the effect of which is set-forth under paragraph I n) below. Additional disclosures required under SFAS 109 are set forth under paragraph II b) below.

c)	Translation of foreign currency financial statements and price-level restatement

In accordance with Chilean GAAP, the financial statements of subsidiaries which do not maintain their accounting records in US dollars, are translated from local currency to US dollars as described in Note 2d).

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

c)	Translation of foreign currency financial statements and price-level restatement (continued)

(ii)	Income statement accounts:

•	Depreciation and amortization expense and other accounts derived from non-monetary assets and liabilities are translated at historical rates; and
•	All other accounts are translated at monthly-average exchange rates, which approximate the actual rates of exchange at the date the transactions occurred.

Remeasurement gains and losses are included in the determination of net income for the period.

As described in the Note 2c) under Chilean GAAP financial statements of domestic subsidiaries that maintain their records in Chilean pesos include effects of the inflation (price-level restatement) in Chile. Under US GAAP Chile does not meet definition of highly inflationary economy and consequently effects of inflation accounting needs to be reversed.

The effect of eliminating price-level restatement and the effects of translation of financial statements of subsidiaries that maintain their records in currencies other than US dollar are included in paragraph I n) below.

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

The effects of reversing goodwill and its related amortization recorded under Chilean GAAP and the recognition of the new basis of assets and liabilities and subsequent depreciation are set forth in paragraph I n) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

In addition under US GAAP the financial statements of Melón were converted into dollars in accordance with SFAS 52 as described in paragraph c) above. The effect of recognizing income and net assets under the equity method under US GAAP and after conversion to US dollars in accordance with SFAS 52 is set forth in paragraph I n) below.

d-3)	Sale of investment in Melón on US GAAP basis

As discussed above in 2004 the Company sold its participation in Melón. As a result of differences in purchase accounting and subsequent measuring of income from the investment as discussed in points d-1) and d-2) above value of investment sold was different for Chilean GAAP and for US GAAP. Consequently adjustment to the result of the sale of participation in Melón is included in the reconciliation to US GAAP in paragraph I n) below.

e)	Consolidation of subsidiaries in the development stage

Under Chilean GAAP subsidiaries in the development stage are not consolidated and their results from operations are not included in the consolidated income statement. For purposes of US GAAP, these subsidiaries must be consolidated and their results should be recorded in the income statement. Until June 30, 2004, SQM Lithium Specialties LLP was the development stage company. The effects of recognizing its net loss for the year ended December 31, 2004 is set forth in paragraph I n) below.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g)	Loans to Employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$ 253 and ThUS$ 288 at December 31, 2006 and 2005, respectively, has been treated as a reduction of shareholders' equity under paragraph I n) below.

h)	Staff Severance Indemnities

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities. Under Chilean GAAP the liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period.

Under US GAAP, termination indemnity employee benefits are accounted for in accordance with SFAS 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with SFAS 87 is set forth under paragraph I n) below. Additional disclosure requirements are presented in paragraph II m) below.

i)	Derivatives and hedging

In June 1998, the Financial Accounting Standards Board issued SFAS 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all of a company’s derivative instruments be recorded in the balance sheet at fair value and that changes in a derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting

The Company enters into forward exchange and currency option contracts principally to mitigate the risk associated with maintaining certain accounts receivable in foreign currencies. The purpose of the Company's foreign currency-hedging activities is to protect the Company from the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers. The effects of changes in fair value of forward contracts and options are recorded both under Chilean GAAP and US GAAP in income.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

i)	Derivatives and hedging (continued)

The Company periodically uses interest rate and currency swap agreements to manage interest rate risk on its floating rate debt as well as foreign currency risk exposure. The Company entered into one of such contracts during 2006 in order to hedge its risk exposure related to bonds denominated in UF. Under Chilean GAAP the swap was designated as a hedging instrument and the change in the fair value of the contract was deferred on the balance sheet. Under US GAAP the Company did not meet the strict documentation and effectiveness testing requirements to qualify for hedge accounting. Consequently change in the fair value of the swap contract was included in income under US GAAP. The effect of this difference on the net income and shareholders’ equity of the Company is included in paragraph I n) below.

In addition the Company entered during 2006 into some forward contracts to hedge its exposure to fluctuations between US dollars and Chilean pesos associated with purchases of certain property, plant and equipment on the Chilean market. Under Chilean GAAP, the Company recorded this forward contract at fair value and the related unrealized losses were capitalized as additional cost of property, plant and equipment. For US GAAP purposes, the Company did not apply hedge accounting and in consequence, the unrealized loss on the forward contract has been recorded in current earnings. The effect of this difference is included in paragraph I n) below.

j)	Business combinations and Goodwill

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there is an evidence of impairment. No impairment has been recognized for any of the periods presented under either Chilean GAAP or US GAAP.

For US GAAP purposes, the Company adopted SFAS 142 Goodwill and Other Intangible Assets (“SFAS 142”), as of January 1, 2002, and did not amortize goodwill related to acquisitions made after June 30, 2001.

The Company has performed the required annual impairment test, which did not result in any impairment.

The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I n) below.

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Negative goodwill

Under Chilean GAAP until December 31, 2003, negative goodwill was calculated as the excess of the net assets acquired in a business combination over the respective acquisition cost. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changes the basis for accounting for negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in order to determine goodwill or negative goodwill.

Negative goodwill recognized under Chilean GAAP was generated on the acquisitions of SQM Salar S.A., Minera Mapocho S.A. and Minera Nueva Victoria (former DSM Minera SCM). Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit. However, in the period of adoption, SFAS 141, Business Combinations requires that unamortized negative goodwill be written off and the resulting gain be recognized as an effect of a change in accounting principle. The effects of reversing goodwill recorded and its related amortization, the recognition of the new basis of assets and liabilities and subsequent depreciation and writing off the remaining balance of negative goodwill are set-forth in paragraph I n) below as follows:

k-1:	The reversal of negative goodwill amortization recorded under Chilean GAAP.
k-2:	The effects of reducing depreciation expense, due to the allocation of the excess purchase price to property, plant and equipment;

l)	Capitalized interest

In accordance with Chilean GAAP, only those legal entities that have financial expenses may capitalize interests on debt related to property, plant, equipment under construction and other projects. Prior to 2003 the Company did not capitalize interest to acquisition cost of property, plant and equipment.

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The accounting differences between Chilean and US GAAP for capitalization of interest costs prior to 2003 and the related depreciation expense are included in the reconciliation to US GAAP under paragraph I n) below.

m)	Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I n) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

n)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	For the years ended December 31,
	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Net income in accordance with Chilean GAAP	141,277	113,506	74,232
Revaluation of property, plant and equipment (paragraph a)	4,174	2,132	4,367
Deferred income taxes (paragraph b)	4,021	2,236	6,022
Translation of foreign currency financial statements (paragraph c)	(576)	8,994	5,318
Purchase accounting adjustments - Empresas Melón S.A. (paragraph d-1)	—	—	(34)
Accounting for participation in Melón on US GAAP basis (paragraph d-2)	—	—	(467)
Cost of sale of Empresas Melón S.A. on US GAAP basis (paragraph d-3)	—	—	2,336
Consolidation of subsidiaries in the development stage (paragraph e)	—	—	(1,851)
Staff severance indemnities (paragraph h)	(484)	(836)	(618)
Derivatives (paragraph i)	4,432	1,483	(1,483)
Goodwill (paragraph j)	1,950	1,718	749
Negative goodwill (paragraph k)
k-1: Reversal of negative goodwill amortization	(68)	(203)	(213)
k-2: Depreciation of property, plant and equipment	113	113	123
Capitalized interest (paragraph l)	(91)	(91)	(91)
Minority interest (paragraph m)	172	(3,576)	(2,115)
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	(656)	(272)	551
Net income under US GAAP	154,264	125,204	86,826

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	—	792	(15)
Translation adjustment	(24)	—	6,460
Total comprehensive income under US GAAP	154,240	125,996	93,271

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

n)	Effects of conforming to US GAAP (continued)

The adjustments required to conform shareholders' equity amounts under Chilean GAAP to US GAAP are as follows:

	As of December 31,
	2006	2005
	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,085,949	1,020,416
Revaluation of property, plant and equipment: (paragraph a)
a-1: Property, plant and equipment	(133,309)	(133,768)
a-2: Accumulated depreciation	103,444	99,729
Deferred income taxes (paragraph b)	(22,627)	(26,648)
Translation of foreign currency financial statements (paragraph c)
c-1: Property, plant and equipment	(2,160)	(2,377)
c-2: Accumulated depreciation	1,104	921
c-3: Inventory	(364)	(728)
c-4: Goodwill, net	(335)	(408)
Minimum dividend (paragraph f)	(42,383)	(34,053)
Employer loans used to purchase shares (paragraph g)	(253)	(288)
Staff severance indemnities (paragraph h)	(5,409)	(4,926)
Derivatives (paragraph i)	4,432	-
Goodwill (paragraph j)	5,763	3,813
Negative goodwill: (paragraph k)
k-1: Property, plant and equipment	(5,084)	(3,156)
k-1: Accumulated depreciation of property, plant and equipment	1,910	1,796
k-2: Negative goodwill	5,084	3,156
k-2: Accumulated amortization of negative goodwill	(3,156)	(3,088)
Capitalized interest (paragraph l)
l-1: Property, plant and equipment	1,643	1,643
l-2: Amortization of capitalized interest	(274)	(182)
Effect of minority interest on US GAAP adjustments (paragraph n)	614	1,001
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	(67)	589
Shareholders' equity in accordance with US GAAP	994,522	923,442

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)	Effects of conforming to US GAAP, continued

The changes in the Shareholders’ equity accounts determined under US GAAP are summarized as follows:

ThUS$
Balance at January 1, 2004	794,698
Reversal of accrued minimum dividend at December 31, 2003	14,026
Distribution of final 2003 dividend	(23,192)
Accrued minimum dividend at December 31, 2004	(22,270)
Employer loans used to purchase shares	338
Other comprehensive income	6,445
Net income for the year	86,826
Balance at December 31, 2004	856,871
Reversal of accrued minimum dividend at December 31, 2004	22,270
Distribution of final 2004 dividend	(48,118)
Accrued minimum dividend at December 31, 2005	(34,053)
Employer loans used to purchase shares	476
Other comprehensive income	792
Net income for the year	125,204
Balance at December 31, 2005	923,442
Reversal of accrued minimum dividend at December 31, 2005	34,053
Distribution of final 2005 dividend	(73,647)
Accrued minimum dividend at December 31, 2006	(42,383)
Employer loans used to purchase shares	35
Other comprehensive loss	(1,242)
Net income for the year	154,264
Balance at December 31, 2006	994,522

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles but is required under US GAAP:

	2006	2005	2004
	(Expressed in US dollars)

Basic and diluted earnings per share under Chilean GAAP	0.54	0.43	0.28
Basic and diluted earnings per share under US GAAP	0.59	0.48	0.33
Dividends declared per share (1)	0.35	0.28	0.18

Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

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

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a US GAAP basis as a result of the following differences:

	2006 ThUS$	2005 ThUS$	2004 ThUS$

Consolidated pretax income under US GAAP	193,358	160,382	114,815
Statutory tax rate	17%	17%	17%
Theoretical tax at statutory rate	32,871	27,265	19,519

Non-deductible items	5,853	892	91
Difference in tax rates in foreign jurisdictions	247	1,056	553
Valuation allowance	(4,420)	1,350	572
Total income tax under US GAAP	34,551	30,563	20,735

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP.:

	2006 ThUS$	2005 ThUS$
Deferred Tax Assets
Allowance for doubtful debts	2,408	1,965
Vacation accrual	1,411	1,322
Unrealized gains on sales of products	13,308	15,053
Provision for obsolescence	2,283	2,075
Losses from derivative transactions		—
Tax loss carryforwards (1)	31,969	40,624
Fair value acquisition adjustments	841	2,535
Other	6,202	5,445
Gross deferred tax assets	58,422	69,019
Valuation allowance	(36,035)	(35,706)
Total deferred tax assets	22,387	33,313

Deferred Tax Liabilities
Production expenses	(18,613)	(18,123)
Accelerated depreciation	(61,046)	(58,031)
Staff severance indemnities	(876)	(1,611)
Exploration expenses	(4,712)	(5,375)
Capitalized interest	(7,284)	(6,288)
Gain from derivative transactions	(935)	—
Other	(1,552)	(329)
Total deferred tax liabilities	(95,018)	(89,757)

(1)
The Company’s tax loss carryforwards were primarily generated from losses incurred in Chile and Mexico. In accordance with current laws, in Chile tax losses may be carried forward indefinitely and in Mexico they expire after 10 years. For the years ended December 31, 2006, 2005 and 2004 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$ 9,037, ThUS$ 3,541 and ThUS$ 9,324, respectively.

Tax loss carryforwards relate to the following countries as of December 31:

	2006	2005
	ThUS$	ThUS$

Chile	29,180	38,385
Other	2,789	2,239
Total	31,969	40,624

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Income taxes (continued)

The classification of the net deferred tax assets and liabilities detailed above is as follows:

	2006	2005
	ThUS$	ThUS$

Short-term	(5,406)	1,020
Long-term	(67,225)	(57,464)
Net deferred tax liabilities	(72,631)	(56,444)

The provision for income taxes in accordance with US GAAP is as follows:

	2006 ThUS$	2005 ThUS$	2004 ThUS$

Income tax expense under Chilean GAAP (Note 13)	37,916	32,527	27,308
Additional deferred tax under US GAAP	656	272	(551)
Reversal of complementary accounts	(4,021)	(2,236)	(6,022)
Total tax provision US GAAP	34,551	30,563	20,735

US GAAP before tax income related to Chile and foreign operations for the years ended December 31 is as follows:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Chile	215,036	134,411	113,683
Foreign	(21,678)	25,971	1,132
Total	193,358	160,382	114,815

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2006			2005			2004
	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	9,469	22,263	31,732	(5,777)	33,537	27,760	5,045	14,001	19,046
Foreign	285	2,534	2,819	(1,088)	3,891	2,803	1,255	434	1,689
Total	9,754	24,797	34,551	(6,865)	37,428	30,563	6,300	14,435	20,735

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2004, 2005 and 2006:

	Year ended December 31, 2004
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(7,710)	473	(7,237)
Translation adjustment	6,460	—	6,460
Minimum pension liability adjustment	(24)	9	(15)
Net change	6,436	9	6,445
Ending balance	(1,274)	482	(792)

	Year ended December 31, 2005
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,274)	482	(792)
Translation adjustment	—	—	—
Minimum pension liability adjustment	1,274	(482)	792
Net change	1,274	(482)	792
Ending balance	—	—	—

	Year ended December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	—	—	—
Translation adjustment	(24)	—	(24)
Minimum pension liability adjustment	(1,218)	—	(1,218)
Net change	(1,242)	—	(1,242)
Ending balance	(1,242)	—	(1,242)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

d)	Credit Agreements

The Company has renewable lines of credit arrangements for short-term US dollar borrowings with various Chilean and foreign banks totaling, in the aggregate to US$ 622 million and US$ 554 million at December 31, 2006 and 2005, respectively. There was US$ 564 million and US$ 469 million available as of December 31, 2006 and 2005, respectively. The Company pays no commitment fees on such credit lines and the average rate was LIBOR plus 0.40%.

e)	Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under the capital lease are recorded in Other accounts payable and are as follows:

Minimum
lease
payments
Year ended December 31,	ThUS$

2007	274
2008	274
2009	274
2010	275
2011	160
Thereafter	—
Total future minimum lease payments	1,257
Interest	(212)
Present value of net minimum lease payments	1,045

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

e)	Lease commitments (continued)

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency (Corfo) for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with specified rates in the agreement. Based on the agreement the Company paid ThUS$ 9,193, ThUS$ 6,752 and ThUS$ 4,910 in 2006, 2005 and 2004 respectively, including the minimum annual rental, which was ThUS$ 4,547, ThUS$ 4,172 and ThUS$ 3,477 for 2006, 2005 and 2004, respectively. Future estimated minimum annual rentals are as follows:

Minimum
annual
rentals
Year ended December 31,	ThUS$

2007	4,458
2008	4,458
2009	4,458
2010	4,458
2011	4,458
Thereafter	84,701
Total	106,991

As of December 31, 2006, SQM Salar S.A. has accrued for the royalty fee payment of ThUS$ 2,358 related to the rental agreement maintained with Corfo.

f)	Concentration of credit risk

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

Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company's customer base and their dispersion around the world. The Company’s policy is to require collateral (such as letters of credit, guarantee clause or others) and/or maintain credit insurance for certain accounts as deemed necessary by management.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g)	Foreign exchange gain and losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ (2,839), ThUS$ 5,391 and ThUS$ 3,000 in 2006, 2005 and 2004, respectively.

h)	Advertising and Research and development costs

Advertising costs are expensed as incurred and amounted to ThUS$ 1,699, ThUS$ 1,389 and ThUS$ 1,719 for the years ended December 31, 2006, 2005 and 2004, respectively.

Research and development costs are expensed as incurred and amounted to ThUS$ 2,429, ThUS$ 2,480 and ThUS$ 1,803 for the years ended December 31, 2006, 2005 and 2004.

i)	Business combinations and goodwill

As described in paragraph I j) above the Company adopted SFAS 142 as of January 1, 2002, SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Changes in goodwill under US GAAP in the years ended December 31, 2005 and 2006 are summarized as follows:

ThUS$

Balance at 31, 2004	17,756
Reassessment of PCS Yumbes goodwill	9,621
Goodwill on acquisition of SQM Dubai - Fzco	2,058
Impairment of Safnits investment	(386)
Translation adjustment	54
Balance at December 31, 2005	29,103
Goodwill on acquisition of DSM business.	11,373
Sale of Fertilizantes Olmeca	(279)
Translation adjustment	52
Balance at December 31, 2006	40,249

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP

(i)	Non-operating income and expense under US GAAP calculated in accordance with Chilean GAAP

The following reclassifications are required to conform to the presentation of Chilean GAAP income statement information to that required under US GAAP. The reclassification amounts are determined in accordance with Chilean GAAP.

	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Non-operating income under Chilean GAAP	19,293	16,433	20,829
Less:
Sale of mining concessions	1,252	298	635
Sale of material and services	75	438	190
Insurance recoveries	307	213	546
Write-off of liabilities	238	2,204	388
Payment discount obtained from suppliers	690	1,026	452
Rental of property, plant and equipment	1,023	1,015	774
Compensation obtained from third parties	1	737	—
Other income	1,251	1,899	1,118
Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	14,456	8,603	16,726

Non-operating expenses under Chilean GAAP	55,341	50,755	38,420
Less:
Sales of material and services	630	—	—
Work disruption expenses	1,534	584	568
Increase in allowance for doubtful debts	129	151	2,500
Non-capitalizable exploration project expenses	12,087	13,489	9,262
Unrecoverable taxes	542	647	531
Provision for compensation and legal costs	1,010	7,986	533
Change of discount rate for staff severance indemnities provision	—	678	—
Allowances for materials, spare parts and supplies	2,055	1,188	1,628
Consulting services	281	314	175
Donations	458	896	533
Penalties	2,500	238	161
Other expenses	1,668	1,570	1,812
Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	32,447	23,014	20,717

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

(ii)	Condensed financial statements under US GAAP

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

1.	As of December 31,
2.	2006	2005
Assets	ThUS$	ThUS$

Current assets	849,958	743,692
Property, plant and equipment	1,507,568	1,287,448
Accumulated depreciation	(623,768)	(528,195)
Property plant and equipment, net	883,800	759,253
Goodwill	40,249	29,103
Other assets	72,019	76,947
Total assets	1,846,026	1,608,995

Liabilities and shareholders’ equity

Current liabilities	241,210	464,852
Long-term liabilities	571,695	186,193
Minority interest	38,599	34,508
Shareholders’ equity	994,522	923,442
Total liabilities and shareholders’ equity	1,846,026	1,608,995

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	For the years ended December 31,
	2006	2005	2004
Operating income	ThUS$	ThUS$	ThUS$

Sales	1,042,886	895,970	788,516
Cost of sales	(767,679)	(670,213)	(618,211)
Gross margin	275,207	225,757	170,305

Selling and administrative expense	(69,662)	(61,878)	(55,705)
Operating income	205,545	163,879	114,600

Non-operating income and expense, net	(14,139)	(6,093)	(1,620)
Income taxes	(34,551)	(30,563)	(20,735)
Minority interest	(4,543)	(4,615)	(7,254)
Equity participation in income (loss) of related companies, net	1,952	2,596	1,835

Net income	154,264	125,204	86,826
Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	—	792	(15)
Translation adjustment	(24)	—	6,460
Deferred gain from sale of swap	—	—	—
Total comprehensive income under US GAAP	154,240	125,996	93,271

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information

The Company provides disclosures in accordance with SFAS 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin America and Caribbean except Chile, Europe, USA and Asia and other. In addition, the Company evaluates also its performance by the following group of products: Specialty plant nutrition, Iodine and derivatives, Lithium and derivatives, Industrial chemicals and Others. The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies” (Note 2). The following segment information is presented in accordance with US GAAP reporting requirements; however, the amounts have been determined in accordance with Chilean GAAP.

(i)	Sales by product type and by geographic area for the years ended December 31, 2006, 2005 and 2004

Year ended December 31, 2006	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total sales:
Specialty plant nutrition	114,144	114,838	203,172	201,906	78,545	(209,762)	502,843
Iodine and derivatives	165,814	6,965	159,783	155,992	68,651	(339,468)	217,737
Lithium and derivatives	46	1,422	95,342	49,651	83,786	(101,359)	128,888
Industrial chemicals	3,675	12,795	57,361	83,616	11,555	(97,718)	71,284
Others (2)	301,673	9,064	9,686	69,459	8,155	(275,903)	122,134
Total	585,352	145,084	525,344	560,624	250,692	(1,024,210)	1,042,886

Transfers between geographic areas:
Specialty plant nutrition	25,902	11,487	66,206	70,757	35,410	(209,762)	—
Iodine and derivatives	163,943	—	66,927	74,934	33,664	(339,468)	—
Lithium and derivatives	—	8	39,339	17,771	44,241	(101,359)	—
Industrial chemicals	1,206	3,144	29,623	52,584	11,161	(97,718)	—
Others (2)	229,481	1,904	—	36,363	8,155	(275,903)	—
Total	420,532	16,543	202,095	252,409	132,631	(1,024,210)	—

Sales to unaffiliated customers:
Specialty plant nutrition	88,242	103,351	136,966	131,149	43,135		502,843
Iodine and derivatives	1,871	6,965	92,856	81,058	34,987		217,737
Lithium and derivatives	46	1,414	56,003	31,880	39,545		128,888
Industrial chemicals	2,469	9,651	27,738	31,032	394		71,284
Others (2)	72,192	7,160	9,686	33,096	—		122,134
Total	164,820	128,541	323,249	308,215	118,061		1,042,886

(1)	In all tables in the segment information this region excludes Chile.
(2)	Includes revenues from imported fertilizers distributed in Chile and Mexico and potassium chloride.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(i)	Sales by product type and by geographic area for the years ended December 31, 2006, 2005 and 2004 (continued)

Year ended December 31, 2005	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total sales:
Specialty plant nutrition	135,864	114,055	267,572	194,050	55,468	(279,205)	487,804
Iodine and derivatives	84,220	8,114	115,634	115,032	43,615	(217,511)	149,104
Lithium and derivatives	379	1,213	72,271	37,917	21,128	(51,548)	81,360
Industrial chemicals	6,627	12,245	79,612	88,545	1,526	(118,073)	70,482
Others	207,321	8,164	10,336	59,177	46	(177,824)	107,220
Total	434,411	143,791	545,425	494,721	121,783	(844,161)	895,970

Transfers between geographic areas:
Specialty plant nutrition	47,722	9,155	131,279	72,551	18,498	(279,205)	—
Iodine and derivatives	82,766	460	60,481	56,318	17,486	(217,511)	—
Lithium and derivatives	12	52	38,180	12,132	1,172	(51,548)	—
Industrial chemicals	1,931	4,229	53,372	57,337	1,204	(118,073)	—
Others	145,894	1,708	3,817	26,376	29	(177,824)	—
Total	278,325	15,604	287,129	224,714	38,389	(844,161)	—

Sales to unaffiliated customers:
Specialty plant nutrition	88,142	104,900	136,293	121,499	36,970	—	487,804
Iodine and derivatives	1,454	7,654	55,153	58,714	26,129	—	149,104
Lithium and derivatives	367	1,161	34,091	25,785	19,956	—	81,360
Industrial chemicals	4,696	8,016	26,240	31,208	322	—	70,482
Others	61,427	6,456	6,519	32,801	17	—	107,220
Total	156,086	128,187	258,296	270,007	83,394	—	895,970

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(i)	Sales by product type and by geographic area for the years ended December 31, 2006, 2005 and 2004 (continued)

Year ended December 31, 2004	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total sales:
Specialty plant nutrition	131,090	95,162	258,149	171,130	17,929	(244,723)	428,737
Iodine and derivatives	58,479	6,505	69,705	80,398	42,460	(147,052)	110,495
Lithium and derivatives	736	397	50,245	26,124	32,699	(47,579)	62,622
Industrial chemicals	2,238	13,351	82,806	77,997	309	(109,851)	66,850
Others	168,596	6,882	12,968	53,716	102	(122,452)	119,812
Total	361,139	122,297	473,873	409,365	93,499	(671,657)	788,516

Transfers between geographic areas:
Specialty plant nutrition	50,672	6,091	129,098	58,488	374	(244,723)	—
Iodine and derivatives	57,851	47	31,842	36,918	20,394	(147,052)	—
Lithium and derivatives	303	—	24,209	7,336	15,731	(47,579)	—
Industrial chemicals	1,450	3,436	54,690	50,098	177	(109,851)	—
Others	92,017	1,657	5,746	23,019	13	(122,452)	—
Total	202,293	11,231	245,585	175,859	36,689	(671,657)	—

Sales to unaffiliated customers:
Specialty plant nutrition	80,418	89,071	129,051	112,642	17,555	—	428,737
Iodine and derivatives	628	6,458	37,863	43,480	22,066	—	110,495
Lithium and derivatives	433	397	26,036	18,788	16,968	—	62,622
Industrial chemicals	788	9,915	28,116	27,899	132	—	66,850
Others	76,579	5,225	7,222	30,697	89	—	119,812
Total	158,846	111,066	228,288	233,506	56,810	—	788,516

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2006, 2005 and 2004:

As of and for the year ended December 31, 2006	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	75,280	—	—	—	—	—	75,280
María Elena	147,080	—	—	—	—	—	147,080
Coya Sur	93,320	—	—	—	—	—	93,320
Pampa Blanca	3,410	—	—	—	—	—	3,410
Nueva Victoria	112,880	—	—	—	—	—	112,880
Salar de Atacama	239,640	—	—	—	—	—	239,640
Salar del Carmen	48,110	—	—	—	—	—	48,110
Others	4,169	—	—	23,035	6,707	—	33,911
Sub-total production facilities	723,889	—	—	23,035	6,707	—	753,631

Port facility (1)	21,692	—	—	—	—	—	21,692
Other property, plant and equipment	130,250	—	—	—	—	—	130,250
Assets of commercial locations	6,614	64,282	3,115	2,413	555	(62,627)	14,352
Investments in related companies	835,915	15,603	18,962	48,202	—	(900,353)	18,329
Goodwill(3)	25,348	131	10,852	—	—	—	36,331
Other non-current assets (2)(3)	876,655	—	53,669	1,751		(881,333)	50,742
Total long-lived assetslong	2,620,363	80,016	86,598	75,401	7,262	(1,844,313)	1,025,327

Expenditures on long-lived assets	284,639	90	14,083	802	318	—	299,932

Export by region	—	122,394	183,873	187,781	133,016	—	627,064

(1)
The Company’s principal production facilities are located near its mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2006, 2005 and 2004:

Location:	Products:
Pedro de Valdivia	Nitrate, sulfate and iodine production
María Elena	Nitrate, sulfate and iodine production
Coya Sur	Nitrate, sulfate and iodine production
Pampa Blanca	Concentrated nitrate salts and iodine production
Nueva Victoria	Iodine production
Salar de Atacama	Potassium chloride, lithium chloride, potassium sulfate and boric acid
Salar del Carmen	Lithium carbonate and lithium hydroxide production, Boron production
Tocopilla	Port facilities

(2)	In all tables in the segment disclosure this category includes principally assets that may not be assigned to production facilities and investments hold by holding entities within the group.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2006, 2005 and 2004:

As of and for the year ended December 31, 2005	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Pedro de Valdivia	73,910	—	—	—	—	—	73,910
María Elena	103,260	—	—	—	—	—	103,260
Coya Sur	60,220	—	—	—	—	—	60,220
Pampa Blanca	180	—	—	—	—	—	180
Nueva Victoria	92,380	—	—	—	—	—	92,380
Salar de Atacama	243,140	—	—	—	—	—	243,140
Salar del Carmen	41,080	—	—	—	—	—	41,080
Others	1,477	—	—	24,641	7,289	—	33,407
Sub-total production facilities	615,647	—	—	24,641	7,289	—	647,577

Port facility	19,776	—	—	—	—	—	19,776
Other property, plant and equipment	112,759	—	—	—	—	—	112,759
Assets of commercial locations	6,842	47,379	3,613	6,519	237	(1,852)	62,738
Investments in related companies	684,214	24,122	19,991	53,949	—	(761,600)	20,676
Goodwill(3)	27,055	154	—	—	—	—	27,209
Other non-current assets(3)	884,143	140	6	1,807	—	(879,046)	7,050
Total long-lived assetslong	2,350,436	71,795	23,610	86,916	7,526	(1,642,498)	897,785

Expenditures on long-lived assets	199,242	102	2,159	1,268	—	—	202,771

Export by region	—	116,427	243,964	172,060	51,908	—	584,359

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2006, 2005 and 2004:

As of and for the year ended December 31, 2004	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Pedro de Valdivia	45,320	—	—	—	—	—	45,320
María Elena	101,420	—	—	—	—	—	101,420
Coya Sur	46,210	—	—	—	—	—	46,210
Pampa Blanca	1,480	—	—	—	—	—	1,480
Nueva Victoria	25,330	—	—	—	—	—	25,330
Salar de Atacama	244,450	—	—	—	—	—	244,450
Salar del Carmen	39,130	—	—	—	—	—	39,130
Others	2,038	—	—	26,318	—	—	28,356
Sub-total production facilities	505,378	—	—	26,318	—	—	531,696

Port facility	21,146	—	—	—	—	—	21,146
Other property, plant and equipment	126,683	—	—	—	—	—	126,683
Assets of commercial locations	6,372	5,849	1,433	9,650	228	(7,140)	16,392
Investments in related companies	897,291	9,515	9,941	58,032	—	(958,792)	15,987
Goodwill(3)	16,952	177	341	—	—	—	17,470
Other non-current assets(3)	913,464	—	—	1,940	—	(858,856)	56,548
Total long-lived assetslong	2,487,286	15,541	11,715	95,940	228	(1,824,788)	785,922

Expenditures on long-lived assets	87,309	132	2,488	616	13	—	90,558

Export by region	—	102,266	171,861	142,970	43,124	—	460,221

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

-	For forward contracts and swap agreements, fair value is determined using quoted market prices of financial instruments with similar characteristics.

The following is a detail of the Company’s financial instruments’ Chilean GAAP carrying amount and estimated fair value:

	As of December 31,
	2006		2005
	US GAAP Carrying Amount	Estimated Fair Value	US GAAP Carrying Amount	Estimated Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Assets:
Cash and cash equivalents	183,943	183,943	147,956	147,956
Short-term accounts receivable	247,650	247,650	222,032	222,032
Long-term accounts receivable	2,388	2,388	2,379	2,379
Derivative instruments	5,498	5,498	—	—

Liabilities:
Short-term bank debt	58,350	58,350	85,022	85,022
Short-term notes and accounts payable	87,164	87,164	78,990	78,990
Derivative instruments	219	219	163	163
Current and long-term portions of long-term bank debt	484,981	495,761	304,881	304,835
Long-term other accounts payable	849	849	1,065	1,065

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2006	2005

Weighted-average discount rate	7.0%	7.5%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	8.5%	8.5%

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	5,184	5,080	4,831
Service cost	17	16	15
Interest cost	381	369	362
Actuarial loss	359	(37)	115
Benefits paid	(245)	(244)	(243)
Benefit obligation at end of the year	5,696	5,184	5,080

Change in plan assets:
Fair value of plan assets at beginning of year	5,223	4,967	4,713
Employer contributions	18	—	82
Actual return (loss) on plan assets	625	500	414
Benefits paid	(245)	(244)	(243)
Fair value of plan assets at end of year	5,621	5,223	4,966

Funded status	(75)	39	(114)
Unrecognized transitional asset		—	—
Unrecognized net actuarial loss	1,133	1,133	1,165
Adjustment to recognize minimum pension liability	(1,208)	(1,094)	(1,279)
Accrued pension (liability)/ prepaid pension cost	(75)	39	(114)

Net periodic pension expense was comprised of the following components for the years ended December 31, 2004, 2005 and 2006:

	2006	2005	2004
	ThUS$	ThUS$	ThUS$

Service cost or benefits earned during the period	17	16	15
Interest cost on benefit obligation	381	369	362
Actual return on plan assets	(625)	(500)	(414)
Amortization of unrecognized transitional asset	—	—	—
Other	236	147	91
Net periodic pension expense	9	32	54

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The plan’s asset allocations by asset category as of December 31 are as follows:

	2006	2005

Growth securities	53%	68%
Treasury securities	—	1%
International securities	21%	15%
Growth & income securities	25%	15%
Money market funds	1%	1%
Total	100%	100%

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

As of December 31, 2006 the pension plan benefits expected to be paid in the future are as follows:

ThUS$

2007	253
2008	274
2009	340
2010	356
2011	396
Years 2012-2015	2,504

n)	Cash and cash equivalents

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands US dollars, except as stated)

Note 29 - Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)	Restricted assets

The amount of consolidated retained earnings that represents undistributed earnings of 50% or less investees accounted for by the equity method amounts to ThUS$ 1,494, as of December 31, 2006.

p)	Recently issued accounting pronouncements

FIN 48 “Accounting for Uncertainty in Income Taxes”

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective as of the beginning of our 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. Management is currently evaluating the effect of this interpretation on the Company’s results of operations and financial condition.