Form 20-F
period 2007-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2008-06-27
CIK 909037

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
☒ Large accelerated filer  ☐ Accelerated filer ☐ Non- accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ YES  ☒ NO

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of May 31, 2008, UF 1.00 was equivalent to US$41.82 and Ch$20,061.03.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

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

GLOSSARY*

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

“Controller Group” A person or company or group of persons or companies that have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.

"Corfo" Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting Chile's manufacturing productivity and commercial development.

"cut-off grade" The minimal assay value or chemical amount of some mineral component above which exploitation is economical.

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

"heap leaching" A process whereby minerals are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

"horizontal layering" Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).

"hypothetical resources" Mineral resources that have limited geochemical reconnaissance, based mainly on geological data and samples assay values spaced between 500–1000 meters.

"Indicated Mineral Resource" See "Resources—Indicated Mineral Resource."

"Inferred Mineral Resource" See "Resources—Inferred Mineral Resource."

"industrial crops" Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.

“Kriging Method” A technique used to estimate ore reserves, in which the spatial distribution of continuous geophysical variables is estimated using control points where values are known.

"LIBOR" London Inter Bank Offered Rate.

"limited reconnaissance" Low or limited level of geological knowledge.

"Measured Mineral Resource" See "Resources—Measured Mineral Resource."

"metallurgical treatment" A set of chemical and physical processes applied to rocks to extract their useful minerals (or metals).

"old waste ore deposits" Ore deposits that have been previously mined but not entirely depleted because of the low-grade quality of the ore.

"ore depth" Depth of the mineral that may be economically exploited.

"ore type" Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

"ore" A mineral or rock from which a substance having economic value may be extracted.

"Probable Mineral Reserve" See "Reserves—Probable Mineral Reserve."

"Proved Mineral Reserve" See "Reserves—Proved Mineral Reserve."

"Reserves—Probable Mineral Reserve"* The economically mineable part of an Indicated Mineral Resource and, in some circumstances, Measured Mineral Resource. The calculation of the reserves includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. A Probable Mineral Reserve has a lower level of confidence than a Proved Mineral Reserve.

"Reserves—Proved Mineral Reserve"* The economically mineable part of a Measured Mineral Resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

"Resources—Indicated Mineral Resource"* That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

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

"Resources—Inferred Mineral Resource"* That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

"Resources—Measured Mineral Resource" The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

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

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

"waste" Rock or mineral which is not economical for metallurgical treatment.

"Weighted Average Age" The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2007 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2007.

*	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).
**	The definition of a Controller Group that has been provided is the one that applies to the Company. Chilean law provides for a broader definition of a Controller Group.

SQM will provide a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents), upon written or oral request. Written requests for such copies should be directed to Sociedad Química y Minera de Chile S.A., El Trovador 4285, Piso 6, Santiago, Chile, Attention: Investor Relations Department. Requests may also be made by telephone (562-425-2000), facsimile (562-425-2493) or e-mail (ir@sqm.com).

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007. The consolidated financial statements as of December 31, 2004 and 2003 and for the years then ended are not included herein. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2007, 2006 and 2005 and total shareholders' equity as of December 31, 2007 and 2006 to U.S. GAAP.

	Year ended December 31,
	2007	2006	2005	2004	2003
Income Statement Data	(in millions of US$) (1)

Chilean GAAP
Total Revenues	1,187.5	1,042.9	896.0	788.5	691.8
Operating Income	259.5	219.9	181.2	124.1	87.3
Non-operating results, net	(27.1)	(36.1)	(34.4)	(17.6)	(21.2)
Net income	180.0	141.3	113.5	74.2	46.8
Net earnings per share (2)	0.68	0.54	0.43	0.28	0.18
Net earnings per ADS (2) (3)	0.68	0.54	0.43	0.28	0.18
Dividend per share (4)(5)	0.44	0.349	0.279	0.182	0.088
Weighted average shares outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

U.S. GAAP
Total Revenues	1,187.5	1,042.9	896.0	788.5	691.8
Operating Income	237.0	205.5	163.9	114.6	76.7
Non-operating results, net (6)	1.7	(14.1)	(6.1)	(1.6)	(4.3)
Equity participation in income (loss) of related companies, net	3.6	2.0	2.6	1.8	2.2
Net income	192.7	154.3	125.2	86.8	57.8
Basic and diluted earnings per share	0.73	0.59	0.48	0.33	0.22
Basic and diluted earnings per ADS (3)	0.73	0.59	0.48	0.33	0.22
Weighted average shares outstanding (000s)(2)	263,197	263,197	263,197	263,197	263,197

	As of December 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:	(In millions of US$)
Chilean GAAP:
Total assets	1,986.3	1,871.2	1,640.6	1,361.4	1,363.5
Long-term debt	486.7	480.7	100.0	200.0	260.0
Total shareholders' equity	1,182.4	1,085.9	1,020.4	948.6	890.0
Capital stock	477.4	477.4	477.4	477.4	477.4
U.S. GAAP:
Total assets	1,959.6	1,846.0	1,609.0	1,318.5	1,319.4
Long-term debt	485.0	478.7	100.0	200.0	260.0
Total shareholders' equity	1,084.1	994.5	923.4	856.9	794.7
Capital stock	479.3	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 29 to the Consolidated Financial Statements of December 31, 2007.

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2) There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.

(3) The ratio of ordinary shares to Series A ADSs was 10:1 for all periods reflected in the table. The Series A ADSs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADSs changed from 10:1 to 1:1 on March 28, 2008. The calculation of earnings per ADS is based on the ratio of 1:1.

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2003, 2004, 2005, 2006 and 2007.

(5) Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8.Dividend Policy — Dividends.

(6) Does not include equity participation in income (loss) of related companies, net.

EXCHANGE RATES

Chile has two currency markets, the Mercado Cambiario Formal, or Formal Exchange Market, and the Mercado Cambiario Informal, or Informal Exchange Market. The Formal Exchange Market comprises banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

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

On April 10, 2008, the Chilean Central Bank decided to intervene in the Formal Exchange Market by increasing the level of international reserves by US$8 billion. This intervention program is scheduled to take place between April 14, 2008 and December 12, 2008. The Central Bank decided to implement this program in order to strengthen the international liquidity of the Chilean economy, in the face of recent uncertain in the global financial markets. In addition, the Central Bank considered that world economic conditions had caused the exchange rate between the Chilean peso and the U.S. dollar to fall below the level that should prevail under normal economic conditions.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 2003 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

On May 31, 2008, the Observed Exchange Rate was Ch$479.66 = US$1.00.

Observed Exchange Rate (1)
Ch$ per US$

Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End
2003	593.10	758.21	687.50	599.40
2004	559.21	649.45	612.13	559.83
2005	509.70	592.75	559.27	514.21
2006	511.44	549.63	531.03	534.43
2007	493.14	548.67	521.95	495.82
Dec-07	495.49	506.79	499.28	495.82
Jan-08	463.58	498.05	480.90	465.30
Feb-08	458.02	476.44	467.22	458.02
Mar-08	431.22	454.94	442.94	439.09
Apr-08	433.98	459.16	446.43	459.16
May-08	461.49	479.66	470.10	479.66

Source: Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)	The monthly average rate is calculated on a day-to-day basis for each month.

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

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2007, approximately 43% of our sales were made to emerging market countries: (i) approximately 14% in Central and South America, excluding Chile; (ii) approximately 19% in Chile; and (iii) approximately 10% in Asia, excluding Japan. We expect to expand our sales in these and other emerging markets in the future. The results of and prospects for our operations in these countries and other countries in which we establish operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls, could have a material adverse effect on our sales or operations in those countries.

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

In particular, during 2007 world prices of potassium-based commodity fertilizers increased steadily, and these price increases have been even more pronounced during the first five months of 2008. These global price increases should result in increases in the prices of our potassium-based specialty plant nutrients and on the prices of the potassium chloride we sell to third parties. We cannot assure you that this trend will continue.

During the last two decades, world iodine prices have displayed volatility in response to supply and demand conditions. Iodine prices have followed an upward trend since late 2003, reaching an average price of approximately US$23.60 per kilogram in 2007. We cannot assure you that this trend will continue.

We started production of lithium carbonate from the brines of the Salar de Atacama in October 1996 and started selling lithium carbonate commercially in January 1997. Our entry into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entry to less than US$2,000 per ton. At the end of 2007, prices were higher than US$6,000 per ton. We believe the increase in prices was mainly due to the high growth in demand, which had not been fully balanced by the supply of lithium carbonate. However, during 2007, new producers entered the market, helping to balance supply and demand, and therefore we believe prices may decrease.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by supply and demand factors and the business strategies of major producers. Some of the major producers (including SQM) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. A substantial decline in the prices of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our exposure to unrecoverable accounts receivable may significantly increase

The strong increases observed in world fertilizer prices during the first few months of 2008 have resulted in increases in our accounts receivable. Should this trend continue, our exposure to uncollectible accounts receivable may increase. Although we take steps to minimize the risk of losses from bad debt, such as the use of credit risk insurance and letters of credit for a portion of our accounts receivable, a substantial increase in such losses could have a material adverse effect on our business, financial condition and results of operations.

New production of lithium carbonate in China

Currently there are several projects for the expansion of lithium carbonate production capacity being developed by Chinese competitors. As there is limited information on the status of these projects we cannot make accurate projections regarding their capacities and the dates on which they will become operational. However, should significant new production volumes enter the market in the near term, we believe there could be a reduction in prices and volumes that could have a significant negative impact on the Company's business, financial condition or results of operations.

We have an ambitious capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of such new projects and, consequently, may require us to reassess the related risks and economic incentives. No assurance can be made that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives to continue our exploration, exploitation and refining activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse impact on our business, financial condition and results of operations.

Currency fluctuations may have a negative effect on our financial results

The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and is our functional currency for financial statement reporting purposes. A significant portion of our operating costs, however, are related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. As of December 31, 2007, the Chilean peso had appreciated approximately 7.2% against the U.S. dollar with respect to December 31, 2006, and this trend has continued during the first few months of 2008. As a result, our peso-denominated costs have increased, and this trend may continue in the future.

Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the euro and the South African Rand, among others. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may affect our business, financial condition and results of operations.

Sustained high raw materials and energy prices could continue to increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute a significant part of our cost of sales (approximately 13.5% in 2007). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be adversely affected.

Our reserves estimates could significantly vary

Our mining reserves estimates are prepared by our geologists. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a negative impact on our business, financial condition and results of operations.

Quality standards in markets where we sell our products could become stricter over time

In the markets where we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, we may not be able to sell our products if we cannot meet such standards. In addition, our cost of production may increase in order to meet any such newly promulgated standards. Failure to sell our products in one or more markets or to important customers could materially affect our business, financial condition or results of operations.

Our business is subject to many operating and other risks for which we may not be fully covered in our insurance policies

Our facilities located in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in a business or businesses similar to ours. Nonetheless, we may be subject to certain events that may not be covered under the insurance policies, and that could materially affect our financial condition or results of operations.

We face significantly higher energy costs as a result of the natural gas shortage in Chile

As part of a cost reduction effort, in 2001 we connected our facilities to a natural gas network. The natural gas, which originates in Argentina and is subject to a 10-year agreement, is used mainly for heat generation at our industrial facilities. Due to energy shortages in Argentina, in 2004 local authorities began to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets. Additionally, even though we have long-term price agreements related to natural gas, the Argentinean government has increased taxes on gas exports and there can be no assurance that they will not do so again in the future.

We suffered partial shortages of natural gas during 2004, 2005 and 2006, and during 2007, we received practically no natural gas. We believe this situation will continue and that during 2008 we will likely receive little or no natural gas from Argentina. Most of our industrial equipment that uses natural gas can also operate on fuel oil, and the remaining equipment can operate on diesel. However, the cost of fuel oil and diesel is significantly higher than the cost of natural gas, and therefore we have recently faced significantly higher energy costs. We expect this situation to continue, and therefore we expect the reduction in our natural gas supply to continue to have an adverse effect on our business, financial condition and results of operations.

Decline in the supply of natural gas is negatively affecting the supply of electricity in the Northern Power Grid

The natural gas supply crisis discussed above has placed the Northern Power Grid (Sistema Interconectado del Norte Grande or “SING”) under significant stress. The combination of the lack of natural gas received from Argentina during 2007 and additional events, such as damages from an earthquake in November 2007, have made this situation even more critical. Continued stress on the Northern Power Grid could lead to a system failure that would then affect the supply of electricity. Restrictions on the Company’s electricity consumption could affect our operations, potentially decreasing our production volumes and increasing our production costs.

Decline in the supply of natural gas and increasing global oil prices could negatively affect our electricity contracts

As the supply of natural gas continues to be uncertain, as discussed above, and oil prices continue to increase, we are faced with the potential early termination, partial amendment or temporary suspension of our long-term electricity supply contracts. We maintain contracts with two main utilities in Chile, Electroandina S.A. and Norgener S.A., and both have sought relief from the terms of their electricity supply agreements, arguing that certain unforeseen events have restricted the supply and increased the price of gas from Argentina. As a result of the requests, we entered into negotiations resulting in new tariffs that have a negative effect on our results of operations. Further increases in the cost of energy could prompt these companies to once again seek to modify, terminate or suspend these contracts. If that were to happen, and these companies were to prevail in any resulting arbitration proceedings, our business, financial condition and results of operations could be materially adversely affected.

During 2007, purchases of electricity represented approximately 4.1% of our cost of sales.

We are exposed to labor strikes and liabilities that could impact our production levels and costs

Of our permanent employees in Chile, 70% are represented by 31 labor unions, which represent their members in collective bargaining negotiations with the Company. Accordingly, we are exposed to labor strikes that could impact our production levels. Should a strike occur and extend for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition or results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made, affecting companies that hire subcontractors to provide certain services. This new law, known as the “Law on Subcontracting”, establishes a new requirement that applies in the event of accidents in the workplace. The law states that when a serious accident occurs, the company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures the company must take to prevent future risks. Work may not be resumed until the company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this new law could have a material adverse effect on our business, financial condition or results of operations.

Pending lawsuits could adversely impact us

We are party to lawsuits and arbitrations involving commercial matters. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgment in or settlement of these lawsuits may have an adverse effect on our financial condition or results of operations. See Item 8.A.7. Legal Proceedings and Note 23 to the Consolidated Financial Statements. Furthermore, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, our Company might be subject to legal proceedings that, if settled against us, could have a significant impact on the Company's business, financial condition or results of operations.

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

Changes in mining and water rights laws or in regulations affecting port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution, and the Constitutional Mining Law and related statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees (with the exception of the Salar de Atacama rights, which have been leased to us until 2030). Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

In addition, we operate port facilities at Tocopilla, Chile, for the shipment of our products and the delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees.

Any significant changes to any of these concessions could have a material adverse impact on our business, financial condition and results of operations.

We hold water rights that are key to our business development. These rights were obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations. Such rights may be constituted in favor of parties that requested water rights prior to January 1, 2000, when such request had not yet been processed as of June 16, 2005. In constituting these new water rights, the law does not factor in the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the “Royalty Law”) establishing a royalty tax to be applied to mining activities developed in Chile. We cannot assure you that the way in which the Royalty Law is interpreted and applied will not change in the future. In addition, the Chilean Government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse impact on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to a variety of national and local regulations relating to environmental protection. The main environmental laws in Chile are the Health Code and Law No. 19,300, which we refer to as the “Chilean Environmental Framework Law.” The Chilean Environmental Framework Law created the Comisión Nacional del Medio Ambiente (“National Environmental Commission” or “CONAMA”), which is the government agency in charge of supervising the due compliance with the Chilean Environmental Framework Law. Under this law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA evaluates environmental impact studies submitted for its approval and oversees the implementation of projects. The Chilean Environmental Framework Law also enables private citizens, public agencies or local authorities to challenge projects that may affect the environment, either before these projects are executed or once they are already operating. Enforcement remedies available include fines and temporary or permanent closure of facilities.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue. Furthermore, recently implemented environmental regulations have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse impact. Except for particulate matter levels exceeding permissible levels in María Elena facilities (see Item 4.B. Business Overview—Safety, Health and Environmental Regulations), we are currently in compliance in all material respects with applicable environmental regulations in Chile of which we are aware. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

In connection with our current investments at the Salar de Atacama we have obtained approval for an environmental impact assessment study that allows us to increase brine and water extraction, subject to a rigorous environmental monitoring system. The success of these investments is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

In connection with our future investments in nitrate and iodine operations, we have submitted and expect to submit several environmental impact assessment studies. The success of these investments is dependent on the approval of such submissions by the pertinent governmental authorities.

Furthermore, the future development of the Company depends on our ability to sustain future production levels, which require additional investments and the submission of the corresponding environmental impact assessment studies. If we fail to obtain approval, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition or results of operations.

Our worldwide operations are also subject to environmental regulations. Since laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future laws, or changes to existing laws, will not materially impact our business, financial condition or results of operations.

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP

There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP, due to accounting pronouncements or other modifications required under Chilean GAAP. Note 29 to the consolidated Financial Statements includes a description of differences and a reconciliation of the net income and shareholders’ equity amounts reported under Chilean GAAP to U.S. GAAP.

Risks related to our financial activities

Interest rate fluctuations may have a material impact on our financial results

We maintain short and long-term debt priced at LIBOR, plus a spread. As we do not have derivative instruments to hedge the LIBOR, we are subject to fluctuations in this rate. As of December 31, 2007, we had approximately 36% of our financial debt priced at LIBOR, and therefore significant increases in the rate could impact our financial condition.

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

Developments in other emerging markets could materially affect the value of our ADSs

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

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he wishes to do so.

Our share price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to constantly look for opportunities that will allow us to consolidate and strengthen our competitive position. Pursuant to this strategy, we may from time to time, evaluate and eventually carry out acquisitions relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

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

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

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

If the Company were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a passive foreign investment company, or PFIC, for 2007. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See Item 10. E Taxation – United States Tax Considerations – Passive Foreign Investment Company Considerations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4.537 No. 1.992. SQM's headquarters are located at El Trovador 4285, Piso 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 425-2000.

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

SQM was formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corporación de Fomento de la Producción (“Production Development Corporation” or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADRs have traded on the NYSE under the ticker symbol “SQM” since 1993.

Since its inception, in addition to producing nitrates, the Company has produced iodine, which is also found in the caliche ore deposits in northern Chile.

Between the years 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile. The project involved the construction of a potassium chloride plant, a lithium carbonate plant, a potassium sulfate plant, and a boric acid plant.

To help finance the above projects, we accessed the international capital markets by issuing additional Series B ADRs on the New York Stock Exchange in 1995. In 1999 we issued additional Series A shares, which were also listed on the New York Stock Exchange as ADRs. Effective March 27, 2008, the Company voluntarily delisted its Series A ADR (“SQM-A”) from the New York Stock Exchange.

During the period from 2000 through 2004 we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization.

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period we acquired Kefco in Dubai and the iodine business of DSM. We also sold our stake in the Italian subsidiary Impronta S.R.L. and the Mexican Subsidiary Fertilizantes Olmeca; these sales allowed SQM to concentrate its efforts on its core products. In 2007, we completed the construction of a new prilling and granulating plant. We also started construction of our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant.

Capital Expenditure Program

We are constantly reviewing different opportunities to improve our production methods, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment.

SQM's capital expenditures in the 2005-2007 period were the following:

	2007	2006 (2)	2005 (3)
	(in millions of US$)
Capital Expenditures (1)	185.0	290.5	198.1

(1)
For purposes of this item, capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies. Amounts set forth in this table do not match the consolidated statements of cash flows, as the Company does not consolidate development stage companies.

(2)
Includes acquisition of DSM’s Iodine business for a total of US$72 million, plus all the cash, accounts receivable and final product inventories minus the total liabilities of the Chilean and Dutch companies considered in the transaction.

(3)	Includes acquisition of Kefco in Dubai (US$9.3 million)

We have developed a capital expenditure program calling for investments totaling approximately US$320 million for the year 2008 and a total of approximately US$680 million during 2009 and 2010. The main purpose of our capital expenditure program is to increase the production capacities of several of our products, including the completion of the lithium carbonate expansion (by approximately 30%), as well as expansions in natural nitrates (by approximately 25%), potassium-based products from the Salar de Atacama (by approximately 25%) and iodine (by approximately 25%).

During 2007, the Company had total capital expenditures of approximately US$185.0 million, primarily relating to:
•	the María Elena project including a new crushing facility;
•	completion of the new prilling and granulating facility located at Coya Sur;
•	expansion of lithium carbonate facility;
•	construction of new evaporation ponds at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded capacity; and
•	various projects designed to maintain capacity, increase yields and lower costs.

The Company has budgeted for 2008 total capital expenditures of approximately US$320 million, primarily relating to:
•	completion of lithium carbonate facility expansion;
•	new potassium nitrate production facility at Coya Sur;
•	start-up of investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded capacity;
•	construction of a new mining camp at María Elena; and
•	various projects designed to maintain capacity, increase yields and reduce costs.

For 2009 and 2010, we estimate total capital expenditures of approximately US$680 million, primarily for (i) the completion of the potassium nitrate production facility at Coya Sur; (ii) the increase in the production capacity of potassium-based products; (iii) a portion of the investments necessary to increase iodine and nitrates production capacity; (iv) upgrade of our railroad system to handle expanded capacity; (v) various projects designed to maintain capacity, increase yields and lower costs.

4.B. Business Overview

The Company

We believe we are the world’s largest integrated producer of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrients (such as potassium sulfate), potassium chloride, iodine and lithium and their derivatives, and certain industrial chemicals, including industrial nitrates, and we import and commercialize other commodity fertilizers in Chile. Our products are sold in over 100 countries through our worldwide distribution network and we generate approximately 81% of our revenues from countries outside Chile. Our products are mainly derived from mineral deposits found in northern Chile, specifically in the Tarapacá and Antofagasta Regions, where we mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrition and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron, in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into five main categories: specialty plant nutrients, iodine and its derivatives, lithium and its derivatives; industrial chemicals; and potassium chloride and other commodity fertilizers. Specialty plant nutrients are fertilizers that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries and a growing application is in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and more recently, industrial nitrates are being used in solar energy plants as a means for energy storage. Potassium chloride is a commodity fertilizer that is produced and sold by the Company, primarily in the Chilean market. In addition, we complement our portfolio of plant nutrients in Chile by importing other commodity fertilizers.

For the year ended December 31, 2007, we had revenues of US$1,187.5 million, operating income of US$259.5 million and net income of US$180.0 million.

Specialty Plant Nutrition: We produce five principal types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as fruits, vegetables, industrial crops, cereals and cotton, and they are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application the products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), Allganic™ (organic farming) and Nutrilake™ (aquaculture). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. These advantages, plus customized specialty blends that meet specific needs along with technical service provided by us, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are natural or derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops. Consequently, specialty plant nutrients are sold at a premium price.

Iodine: We are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers.

Lithium: We are the world's leading producer of lithium carbonate, which is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), primary aluminum, lithium bromine for air conditioner equipment, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry.

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacture of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Also, a combination of potassium nitrate and sodium nitrate is used as a thermal storage medium in solar-based electricity generating plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, liquid crystal displays (LCD), glass, and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

Potassium Chloride and Other Commodity Fertilizers: We produce and market potassium chloride, which in Chile is distributed through our subsidiary Soquimich Comercial S.A. We have close to 100% of the market share for this product in Chile. In addition, we import fertilizers that are distributed through Soquimich Comercial S.A. in Chile, offering complete fertilization services to our customers.

The following table sets forth the percentage breakdown of our revenues in the 2003-2007 period according to our product lines:

	2007	2006	2005	2004	2003
Specialty Plant Nutrition	49%	48%	54%	54%	52%
Iodine and Derivatives	18%	21%	17%	14%	12%
Lithium and Derivatives	15%	12%	9%	8%	7%
Industrial Chemicals	7%	7%	8%	9%	10%
Potassium Chloride and Other Commodity Fertilizers	11%	12%	12%	15%	19%
Total	100%	100%	100%	100%	100%

Business Strategy

Our general business strategy is to:

(1)	participate in businesses where we are or will be a cost leader supported by strong fundamentals;

(2)	differentiate ourselves from commodity producers by manufacturing, marketing and distributing specialty products that sell at high value;

(3)	continually increase the efficiency of our production processes and reduce costs;

(4)	maintain leadership in our core business areas – specialty plant nutrition, iodine and lithium – in terms of installed capacity, costs, production, pricing and development of new products; and

(5)	pursue vertical integration into value-added markets.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be extracted from our natural resources. In order to take advantage of these opportunities, we have developed a specific strategy for each of our product lines, as set forth below:

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) increase our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK-soluble blends; (iii) pursue investment opportunities in complementary businesses to increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets, in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with such demand growth; (ii) develop new iodine derivatives and participate in iodine recycling projects; and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Lithium

Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue downstream opportunities in the lithium derivatives business; and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Industrial Chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) develop new industrial markets for our current products; (iii) target sales of boric acid to industrial niche markets; and (iv) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

New Business Ventures

From time to time we evaluate opportunities to expand our business in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Production Process

Our integrated production process can be classified according to our natural resources:

•  Caliche ore deposits: contain nitrates and iodine.

•  Salar brines: contain potassium, lithium, sulfate and boron.

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

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance and drilling of dust recovery drill holes to determine the features of each deposit and its quality. Drill-hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (3 years) and short-term basis (1 year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

Generally, bulldozers first rip and remove the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing facilities. In the María Elena mine, trucks haul the ore and dump it directly at a primary crushing installation, after which a 14-kilometer-long overland conveyor belt system delivers the ore to the processing facilities.

At the Pedro de Valdivia and María Elena facilities, the ore is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed.

In Pampa Blanca and Nueva Victoria the run of mine ore is loaded in heaps and leached to produce concentrated solutions.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium Nitrate

Sodium nitrate for both agricultural and industrial applications is produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. The residue resulting from the crushing of the caliche ore is leached at ambient temperature with water, producing a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities, near María Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively and efficiently.

The remaining materials from the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is re-cycled for further leaching and for the extraction of iodine.

Our current crystallized sodium nitrate production capacity at Pedro de Valdivia and María Elena is approximately 770,000 metric tons per year. Crystallized sodium nitrate is processed further at Coya Sur and María Elena to produce prilled sodium nitrate, which is transported to our port facilities in Tocopilla for shipping to customers and distributors worldwide. A significant part of the sodium nitrate produced at María Elena and Pedro de Valdivia is used in the production of potassium nitrate at Coya Sur, sodium potassium nitrate at María Elena and a highly refined industrial grade sodium nitrate at Coya Sur.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using production methods we have developed. The solutions from the leaching of the fine fraction of the ore, once the iodine is extracted, are pumped to the Coya Sur facilities. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting solution, which is rich in potassium nitrate, is crystallized using a cooling and centrifuging process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate.

Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrate. These solutions are sent to plants where iodine is extracted and subsequently the solutions are sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur or another of our salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is approximately 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect to increase that capacity by approximately 300,000 metric tons per year by early 2010. The effective production of the new facility will depend on the availability of nitrate salts to feed the facility.

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

Our aggregate current production capacity for nitrate salts is 1,100,000 metric tons per year. With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

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

The solutions from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and prilled. We have obtained patents in Chile and in the United States for our iodine prilling process.

Prilled iodine is tested for quality control purposes, then packed in 20-50 kilogram drums or 350-700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivative production facilities have qualified under the ISO-9002 program, providing third-party certification – by TÜV Rheinland – of the quality management system and international quality control standards that we have implemented.

Our total iodine production in 2007 was approximately 8.1 thousand metric tons: approximately 2.3 thousand metric tons from Pedro de Valdivia, 1.1 thousand metric tons from María Elena, 1.0 thousand metric tons from Pampa Blanca, and 3.7 thousand metric tons from Nueva Victoria. The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena. We have the flexibility to adjust our production according to market conditions. Our current iodine production capacity is approximately 11,000 metric tons per year, considering one facility in Nueva Victoria that is not currently in operation.

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

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression within the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes Mountains. The brines are estimated to cover a surface of approximately 2,900 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the salar. Our production rights to the Salar de Atacama are pursuant to a contract with the Chilean government, expiring in 2030.

Brines are pumped from depths between 1.5 and 60 meters below surface, through a field of wells that are located in areas of the salar that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, lithium carbonate, lithium hydroxide, potassium sulfate, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium chloride and sodium chloride. One portion of this mixture is harvested and stored, and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated dual transport system (truck/rail), where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama and in excess of our needs to third parties. Our production facilities currently have a production capacity up to 650,000 metric tons per year. Actual capacity will depend on volumes and quality of the mining resources pumped from the salar. During 2007 actual production was higher than in 2006 and we expect that 2008 production will be higher than in 2007.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the amount in excess of our needs is reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

Lithium Carbonate

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 250 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. The production capacity of our lithium carbonate facility is approximately 30,000 metric tons per year. A project is currently under way to increase our production capacity to 40,000 metric tons per year, and this project should be completed by the second half of 2008. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide monohydrate facility, which started operating at the end of 2005. This facility has a capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide monohydrate, which is dried and packaged for shipment to customers.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate and boric acid. The plant is located in an area of the salar where higher sulfate and potassium concentrations are found in the brines. Brines are pumped to preconcentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Production capacity for potassium sulfate is approximately 200,000 metric tons per year. Boric acid is produced in crystallized form by acidulation of the final concentrated brines, and then it is dried and packaged for shipment at the same facility. Production capacity for boric acid is approximately 10,000 metric tons per year.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility, and (ii) remaining solutions, which are reinjected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Specialty Plant Nutrition

We believe we are the world's largest producers of potassium nitrate. We also produce the following specialty plant nutrients: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate, urea phosphate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends"). These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High-value crop farmers are prompted to invest in specialty plant nutrients due to their technical advantages over commodity fertilizers (such as urea and potassium chloride). These advantages translate into products and crops with higher yields and added quality. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as the aforementioned urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;

•	are absorbed more rapidly by plants because they do not require nitrification, unlike ammonia-based fertilizers;

•	are free of chlorine content, reducing the risk of scorching roots and other problems caused by chlorine;

•	do not release hydrogen after application, thereby avoiding increased soil acidity;

•	possess trace elements, which promote disease resistance in plants and have other beneficial effects;

•	are more attractive to customers who prefer products of natural origin; and

•	are more efficient than commodity fertilizers because they deliver more nutrients per unit of product applied.

In 2007, our revenues from specialty plant nutrients were approximately US$580.8 million, representing approximately 49% of our total revenues for that year. The main reasons for these results were the increase in sales volumes and the increase in prices during 2007 compared with the previous year.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients is high-value crops such as fruits, vegetables, and crops grown using modern agricultural techniques. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhousing; (ii) the increase in the cost of land, which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of fresh fruits and vegetables per capita, and (v) the increasing demand for higher quality crops.

Worldwide scarcity of water and weather changes force farmers to develop new agricultural techniques such as fertigation that minimize water requirements. These applications require fully water-soluble plant nutrients.

Increasing land costs near urban centers also force farmers to maximize their yield per surface area. Specialty plant nutrients, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrients provide nitrogen in nitric form, crops absorb them faster than they absorb urea- or ammonium-based fertilizers, which provide nitrogen in ammonium form. This is because crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be converted into nitric form in the soil first. This process does not occur immediately (it takes time and requires special soil conditions), and it releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop's yield and improving its quality.

Our potassium-based specialty plant nutrients are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects that translate into lower yield and quality.

The most important agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate plant nutrients are: industrial crops, vegetables, fruits, sugar beet, cotton and other high-value crops.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, Belgium, the Netherlands, South Africa, Turkey and Egypt.

The following table shows our sales volumes of and revenues from specialty plant nutrients during the 2003-2007 period.

	2007	2006	2005	2004	2003
Sales Volume (in metric tons)
Sodium nitrate	45,900	43,300	63,300	58,900	62,500
Potassium nitrate and sodium potassium nitrate	695,300	615,000	690,200	707,600	696,500
Potassium sulfate	172,000	172,400	178,600	157,700	143,200
Blended and other specialty plant nutrients(1)	378,600	393,800	350,700	374,400	377,100
Revenues (in US$ millions)	580.8	503.1	487.8	426.8	362.8

(1)	Includes blended and other specialty plant nutrients. It also includes Yara's products sold pursuant to our commercial agreement.

Specialty Plant Nutrition: Marketing and Customers

In 2007, we sold our specialty plant nutrients in close to 90 countries. During the same year, approximately 90% of the Company's specialty plant nutrients sales were exported: approximately 28% were sold to customers in Central and South America, 23% to customers in North America, 19% to customers in Europe and 20% to customers in other regions. Without considering any sales to related parties, no single customer represented more than 5.2% of SQM's specialty plant nutrient sales during 2007, and our 10 largest customers accounted in the aggregate for approximately 24.8% of sales during that period.

Sales Breakdown	2007	2006	2005	2004	2003
Central and South America	28%	29%	29%	29%	26%
North America	23%	22%	22%	22%	18%
Europe	19%	19%	20%	19%	20%
Others	20%	21%	20%	20%	27%
Chile	10%	9%	9%	10%	9%

The amounts set forth in the table above reflect sales of SQM’s specialty plant nutrition products and do not include sales by SQM of third-party specialty plant nutrition products. We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

In November 2001, we signed an agreement with Yara International ASA (“Yara”, formerly Norsk Hydro ASA). This agreement allows us to make use of Yara’s distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara International ASA's are marketed through our offices. Both parties, however, maintain an active control over the marketing of their own products.

We also signed a joint venture agreement with Yara and Israel Chemicals Limited at the end of 2001. Under this joint venture agreement, SQM, Yara, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends business through their participation in a Belgian company called NU3 N.V. (“NU3”), to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara International ASA contributed its blending facility in the Netherlands. With this joint venture agreement, important synergies have been achieved, particularly in production costs, administration and the marketing of soluble blends, strengthening the development of new products and improving customer services.

In 2005, SQM and Yara International ASA formed a joint venture, called MISR Specialty Fertilizers (MSF), for the production of tailor-made liquid NPK (nitrogen-phosphate-potassium) fertilizers. The plant is located in Egypt and has a production capacity of 80,000 metric tons per year.

In 2005 SQM also acquired 50% of the shares of Kemira Emirates Fertilizers Company (Kefco), which has a urea phosphate plant located in Dubai. Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems. The plant has an annual production capacity of 30,000 tons.

In May 2008 we signed a joint venture agreement with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. Through the joint venture, we will construct a potassium nitrate plant with a production capacity of 40,000 metric tons per year. We expect this plant to be ready during the first quarter of 2009. In addition, the joint venture will distribute the potassium nitrate produced by Migao in China and imports of SQM’s specialty plant nutrients to China, and it will also handle any exports of potassium nitrate produced by the joint venture or by Migao. This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa, in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrition products are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price.

Our customers are located in the northern and southern hemispheres. Consequently, there are no material seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plants nutrients in Chile through Soquimich Comercial S.A. which sells these products either alone or in blends with other imported products, mainly triple super phosphate (TSP) and diammonium phosphate (DAP), among others. Soquimich Comercial sells imported fertilizers to farmers in Chile mainly for application in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits. Most of the fertilizers that Soquimich Comercial imports are purchased on a spot basis from different countries in the world.

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

We estimate that Soquimich Comercial's sales of fertilizers represented approximately 36% of total fertilizer sales in Chile during 2007. No single customer represented more than 5% of Soquimich Comercial’s total fertilizer sales revenues, and its 10 largest customers in total represented less than 9% of revenues.

Revenues generated by Soquimich Comercial represented 17.2% of the Company's 2007 consolidated revenues. Soquimich Comercial's consolidated revenues were approximately US$203 million, US$142 million, and US$144 million in 2007, 2006 and 2005, respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd., in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa Chemicals accounted for approximately 35% of total world sales during the year 2007 (excluding the Chinese market, where most of the production is consumed domestically).

S.C.M. Virginia, a Chilean iodine producer, ultimately controlled by Inverraz S.A., also produces potassium nitrate from caliche ore and potassium chloride.

ACF, another Chilean producer, mainly oriented to iodine production, began production of potassium nitrate from caliche ore and potassium chloride during 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao; most of the Chinese production is consumed by the domestic market.

In June 2008, Atacama Minerals Corp., a Canadian company with iodine operations in Chile, announced plans to build a plant in order to produce sodium nitrate, potassium nitrate, and sodium potassium nitrate. According to statements made by the company, the plant should have production capacity of 70,000 tons per year and be operational by the second half of 2010.

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise, and price.

In the potassium sulfate market, we have several competitors of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that those three producers account for a majority of the world production of potassium sulfate.

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

Iodine

We believe we are the world's largest producer of iodine. In 2007, our revenues from iodine and iodine derivatives amounted to approximately US$215.1 million, representing approximately 18 % of our total revenues in that year. We estimate that our sales accounted for approximately 29% of world iodine sales by volume in 2007.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products, such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for liquid crystal displays (LCD), chemicals, herbicides, organic compounds and pigments. Iodine is added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine: Our Products

We produce iodine and, through a joint venture with Ajay, organic and inorganic iodine derivatives. SQM through Ajay or alone, is also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

Ajay-SQM Group (ASG) was formed in the mid 1990s, as a joint venture between SQM and Ajay Chemicals, a U.S.-based company. ASG currently has production plants in the United States, Chile and France and is the world's leading inorganic and organic iodine derivatives producer. In 2007, approximately 27% of SQM's iodine sales were made to ASG.

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

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the 2003-2007 period:

	2007	2006	2005	2004	2003
Sales Volume (thous. metric tons)
Iodine and iodine derivatives	9.1	9.8	8.1	7.7	6.6
Revenues (in US$ millions)	215.1	217.7	149.1	110.5	84.6

Iodine: Marketing and Customers

In 2007, we sold our iodine products to around 350 customers in more than 70 countries. During the same year, most of our iodine production was exported: approximately 31% was sold to customers in Europe, 38 % to customers in North America, 5% to customers in Central and South America and 26% to customers in Asia, Oceania and other regions. Not considering sales to related parties, no single customer accounted for more than 10 % of the Company's iodine sales in 2007, and our ten largest customers accounted in the aggregate for approximately 40% of sales.

Sales Breakdown	2007	2006	2005	2004	2003
Europe	31%	34%	30%	27%	34%
North America	38%	40%	37%	38%	40%
Central and South America	5%	5%	13%	13%	6%
Others	26%	21%	20%	22%	20%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders and short, medium and long-term contracts. Sales agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted on periodically, according to prevailing market prices.

Iodine: Competition

SQM and several producers in Chile, Japan and the United States are the world's main iodine producers.

Japanese producers extract iodine from underground brines, which are mainly obtained together with the extraction of natural gas. Several Japanese producers also have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 13% of world iodine sales. It is estimated that around 70% of the world recycling was done by Japanese iodine producers.

We estimate that eight Japanese iodine producers accounted for approximately 24% of world virgin iodine sales in the year 2007. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 8% of the world virgin iodine sales.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for approximately 5% of world iodine sales in the year 2007, while four Chilean companies, including SQM iodine business, accounted for approximately 55% of such sales (29% by SQM and 26% by the other Chilean producers).

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$24 per kilogram in 2007.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine derivative products. Prices for iodine and iodine derivative products in the future are expected to be influenced by similar supply and demand factors and the business strategies of major producers, a few of whom either have or can acquire additional production capacity. SQM has total production capacity of approximately 11,000 tons, which exceeds our current production levels.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer services and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves, the installed capacity and relatively lower production costs (as most part of our iodine is produced as part of a process for other products -mainly sodium nitrate and potassium nitrate for agricultural and industrial purposes). We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationships we have established with our larger customers. While there are substitutes for iodine available for certain applications, such antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Lithium

We believe we are the world's largest producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2007, our revenues from lithium sales amounted to approximately US$179.8 million, representing approximately 15% of our total revenues. We estimate that our sales accounted for approximately 31% of world's lithium units used in production of lithium chemicals. Lithium is also available in the form of lithium minerals. However, there is virtually no overlap of the markets demanding lithium minerals and lithium chemicals.

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

Lithium: Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The technologies we use, together with the high concentrations of lithium we obtain from the Salar de Atacama, allow us to be one of the lowest cost producers worldwide.

SQM used to produce lithium hydroxide through tolling operations in the United States and Russia. During the second half of 2005, we began to produce it at our lithium hydroxide facility, at the Salar del Carmen next to our lithium carbonate facility in Antofagasta. The lithium hydroxide facility has a production capacity of 6,000 TM/per year and is one of the largest plants in the world.

SQM produces butyllithium in its own plant located in Pasadena, Texas. This product is sold in North America, Europe and Asia.

The following table sets forth our total sales and revenues from lithium carbonate and derivatives in the 2003-2007 period:

	2007	2006	2005	2004	2003
Sales Volume (thous. metric tons)
Lithium carbonate and derivatives	28.6	30.4	27.8	31.2	27.4
Revenues (in US$ millions)	179.8	128.9	81.4	62.6	49.7

Lithium: Marketing and Customers

In 2007, we sold our lithium products to approximately 290 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: approximately 34% to customers in Europe, 21% to customers in North America, 38% to customers in Asia and Oceania and 7% to customers in other regions. No single customer accounted for more than 12% of the Company's sales in 2007, and our ten largest customers accounted in the aggregate for approximately 43% of sales.

Sales Breakdown	2007	2006	2005	2004	2003
Europe	34%	32%	33%	32%	31%
North America	21%	24%	25%	26%	29%
Asia and Oceania	38%	36%	31%	37%	37%
Others	7%	8%	11%	5%	3%

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH (“Chemetall”, subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation (“FMC”). In addition, a number of Chinese producers together accounted for approximately 26% of the world market in 2007. We estimate that they together sold approximately 42% of lithium in the lithium chemicals market (excluding lithium minerals) in 2007. Chemetall produces lithium carbonate in its operations located in Chile (Sociedad Chilena del Litio Limitada) and Nevada, USA. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina (Minera del Altiplano), where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Additionally, lithium carbonate is being produced in China and we believe this production will increase in the near future.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding lithium minerals) amounted to approximately 93,000 metric tons in 2007.

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. We enjoy certain operational flexibility when producing industrial potassium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce boric acid. Boric acid is a by-product of the production of potassium sulfate. In 2007, our revenues from industrial chemicals were approximately US$81.2 million, representing approximately 7% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes and various chemical processes and metal treatments. In addition, industrial nitrates are being used as a medium for heat storage in solar energy projects. Boric acid is mainly used in glass, ceramics, fiberglass, enamels and as a raw material in the fabrication of screens for LCDs.

We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally) and potassium nitrate in 2007 accounted for 58%, and 31%, respectively, of worldwide sales in that period.

Industrial Chemicals: Our Products

We produce technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. We market our refined grade sodium nitrate under the brand name "Niterox." We produce boric acid in crystalline form.

The following table sets forth our sales volumes of industrial chemicals and total revenues in the 2003-2007 period:

	2007	2006	2005	2004	2003
Sales Volume (metric tons)
Industrial nitrates	175,200	162,000	176,300	192,800	193,200
Boric Acid	9,200	9,700	6,300	6,120	10,700
Revenues (in US$ millions)	81.2	71.3	70.5	68.8	66.7

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

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in more than 50 countries in 2007. Approximately 40% of our sales of industrial chemicals were made to customers in North America, 34% to customers in Europe, 17% to customers in Central and South America and 9% to customers in Asia, Oceania and other regions. No single customer accounted for more than 6% of the Company's sales of industrial chemicals in 2007, and our ten largest customers accounted in the aggregate for approximately 31% of such sales.

Sales Breakdown	2007	2006	2005	2004	2003
North America	40%	41%	42%	38%	39%
Europe	34%	29%	28%	23%	25%
Central and South America	17%	17%	17%	24%	12%
Others	9%	13%	13%	15%	24%

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

Industrial Chemicals: Competition

We believe we are the world's largest producer of industrial sodium nitrate. We estimate that our production satisfied 58% of world demand for industrial sodium nitrate in 2007 (excluding China and India internal demand, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia. These producers together represent 42% of total production and produce sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, Badische Anilin und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.), are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the technical potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 30% market share in the industrial sector. We estimate our market share at approximately 31% for 2007.

Producers compete in the market for industrial sodium nitrate and technical potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of industrial sodium nitrate and are able to produce high quality products.

Raw Materials

The main raw material that SQM requires in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (in lithium carbonate production and for the neutralization of iodine solutions), anti-caking and anti-dust agents (in the production of nitrates), kerosene (in iodine production), ammonium nitrate (in the preparation of the anfo that is used as explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and diesel and fuel oil in heat generation. The Company previously used natural gas as the primary raw material in heat generation, but recent natural gas shortages have led us to use alternative fuels. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 13.5% of our cost of sales in 2007.

Most of our raw materials have experienced significant price increases during the last year.

In 1998 we entered into a long-term (fifteen-year) electricity supply agreement with Norgener, a major Chilean electricity producer. In 1999, we entered into a long-term electricity supply agreement with Electroandina S.A., also a major Chilean electricity producer. The agreement has a ten-year term, extending to 2009, with a six-year renewal option. Since April 2000, the Company has been connected to the Northern Power Grid (Sistema Interconectado del Norte Grande or “SING”), which currently supplies us with electricity and also supplies most cities and industrial facilities in northern Chile with electricity. During 2006 and 2007, both Norgener and Electroandina sought relief from the terms of their electricity supply agreements, arguing that certain unforeseen events had restricted the supply and increased the price of gas from Argentina. As of December 2007, in the case of Norgener, an agreement was reached among the parties, whereas in the case of Electroandina, an arbitrator determined the resolution of the dispute. In both cases the prices of energy to be paid by SQM were adjusted upwards, in line with increases in variable generation costs. For a discussion of risks related to electricity supply, see Item 3. Key Information—Risk Factors.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year. This gas supply was sufficient to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government has imposed restrictions on the supply of natural gas, and in 2007 we received practically no gas from Argentina. Consequently, we have had to use other, higher-cost fuels as substitutes for natural gas. For a discussion of risks related to natural gas supply see Item 3. Key Information—Risk Factors.

The natural gas supply crisis discussed above has placed the Northern Power Grid under significant stress. In order to mitigate the risks to our operations from energy shortages, at the beginning of 2008 we purchased five generators that will enable the critical points of our production processes to continue operating in the event of a blackout.

We obtain ammonium nitrate, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. In addition to the potassium chloride we produce, we acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier. Diesel fuel is obtained under contracts that provide for sales of fuel at international market prices.

We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In the case of Pampa Blanca we additionally buy water from third parties for our production processes. We have permits from the Chilean Water Authority to explore for additional non-potable water and permits to use granted water rights for an indefinite period of time (based on specified maximum volumes) without charge. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid (with the exception of the Salar de Atacama rights, which have been leased to us until 2030). Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements. See Item 3. Key Information for a discussion under "Risk Factors" of how changes in mining and water rights laws could affect our operating costs. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (the “CCHEN”) regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets yearly quotas for the tonnage of lithium authorized to be sold for each year of the Salar de Atacama, as determined by the agreement.

We hold water rights that are key to our business development. These rights were obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations. Such rights may be constituted in favor of parties that requested water rights prior to January 1, 2000, when such request had not yet been processed as of June 16, 2005. In constituting these new water rights, the law does not factor in the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the “Royalty Law”) establishing a royalty tax to be applied to mining activities developed in Chile. The Chilean Government may decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made, affecting companies that hire subcontractors to provide certain services. This new law, known as the “Law on Subcontracting”, establishes a new requirement that applies in the event of accidents in the workplace. The law states that when a serious accident occurs, the company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures the company must take to prevent future risks. Work may not be resumed until the company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this new law could have a material adverse effect on our financial condition or results of operations.

There are currently no material legal or administrative proceedings pending against the Company with respect to any regulatory matter, except as discussed under “Safety, Health and Environmental Regulations” below, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health, and environmental protection.

In Chile, the main regulations on these matters that are applicable to SQM are the Code on Safety in Mining Operations, the Health Code, the Law on Subcontracting, and the Environmental Framework Law.

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to improve the health and safety conditions of the people working at its mining sites.

In addition to the role played by the Company in this important matter, the government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The State, acting through the Ministry of Health and the National Service for Geology and Mining (“Sernageomin”), performs mine safety inspections and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act of 1989 (Ministry of Economy, Reglamento de Seguridad Minera, Supreme Decree DS No. 72, amended by DS No. 132/2002) protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved.

The main provisions of this act are related to:

•	Securing the health, safety and well-being of persons at work;

•	Protecting nearby communities against risks to health or safety arising out of or in connection with mining operations in the vicinity;

•	Controlling the use and storage of explosive, highly flammable or otherwise dangerous substances;

•	Controlling the emission or pollution into the atmosphere of noxious or offensive substances.

SQM’s Internal Mining Standards (“Reglamentos internos mineros”) establish our obligation to maintain a workplace that is safe and free of health risks, inasmuch as this is reasonably practicable. We must comply with the general provisions of the Health and Safety Act 1999 (Ministry of Health, Standards on Basic Sanitary and Environmental Conditions in the Workplace, or “Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo” DS No. 594, amended by DS No. 57/2003), our own internal standards, and the provisions of the Mine Health and Safety Act of 1989. In the event of non-compliance, the Ministry of Health and particularly the National Service for Geology and Mining are entitled to use their enforcement powers to achieve compliance with the law.

The Chilean Environmental Framework Law created the National Corporation of the Environment (“Corporación Nacional del Medio Ambiente” or “CONAMA”), which is the governmental agency responsible for coordinating and supervising environmental issues. Under the Environmental Framework Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA, together with other public institutions with mandates related to the environment, evaluates environmental impact studies submitted for its approval and also oversees the implementation and operation of projects. The Environmental Framework Law also promotes citizen participation in project evaluation and implementation.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to new project approval and approved projects in their construction and operation phases. In this context, recently implemented environmental regulations in Chile have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed or have been developed without taking into consideration specific aspects of the regulated industries. Given public interest in environmental enforcement matters, these regulations are subject to political considerations that are beyond our control.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In the year 2000, CONAMA approved a plan to reduce the atmospheric particulate levels below permissible levels by July of the same year, with certain amendments, by Decree No. 164/2000. Although we followed the plan and reduced substantially the atmospheric particulate levels at our principal production facilities, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. Resolution No. 384, published in the Official Gazette on May 16, 2000, initiated a revision and reformulation of the plan. The new plan was published by Decree No. 37/2004 on March 2004, and it called for an 80% reduction of the emissions of atmospheric particulate material in two years. We designed a new project to modify the milling and screening systems used in the processing of the caliche ore at María Elena facilities, in order to achieve the necessary reduction of particulate material emissions. An environmental impact study for this project was approved by CONAMA through Resolution No. 270 in October 2005. Upon issuing the approval for the environmental impact study, CONAMA issued the Decree No. 53975, authorizing this project as the one through which we will comply with the emission reductions required by Decree No. 37/2004. Construction of this project was completed in April of 2007, but after it started operating in mid-2007, certain design modifications became necessary. These modifications are currently being made, and the project is estimated to be in full operation by December 2008.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.50% of the total). However, a decontamination plan is being developed and additional operating and control measures will be required in our port operations under this plan. CONAMA estimates that this plan will begin implementation by the end of 2008.

We continuously monitor the impact of our operations on the environment and have made, from time to time, modifications to our facilities trying to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and applying an Environmental Management System (EMS) to continuously improve our environmental performance.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

In 2007, a new European Community Regulation on chemicals and their safe use went into effect. This regulation, called REACH (Regulation, Evaluation, Authorisation and Restriction of Chemical Substances), requires all manufacturers and importers of chemicals - including SQM - to identify and manage risks linked to the substances they manufacture and market. Non-compliance with this regulation would preclude the Company from commercializing its products in the European market.

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial, which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries as of March 31, 2008. For a list of all our consolidated subsidiaries see Note 2(a) to the Consolidated Financial Statements.

Main subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)

SQM Nitratos S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%

SQM Industrial S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

SQM Salar S.A.	Exploits the Salar de Atacama to produce and market the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

Minera Nueva Victoria S.A.	Produces and markets the Company’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

Servicios Integrales de Tránsitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%

Soquimich Comercial S.A.	Markets the Company’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%

Ajay-SQM Chile S.A.	Produces and markets the Company’s iodine and iodine derivatives	Chile	51%

Sales and distribution subsidiaries in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market the Company’s products throughout the world	Various

4.D. Property, Plants and Equipment

Discussion of our mining rights is organized below according to the geographic location of our mining operations. SQM's mining interests located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”), referred to collectively as the "Caliche Ore Mines", are discussed first. The Company's mining interests within the Atacama Desert in the eastern region of el Norte Grande (the "Salar de Atacama Brines") are discussed second.

DESCRIPTION OF THE CALICHE ORE MINES

As of December 31, 2007, we held exploitation rights to mineral resources representing approximately 1,675,000 hectares, and we have applied for additional exploitation rights for approximately 472,000. In addition, we held exploration rights to mineral resources representing approximately 283,000 hectares, and we have applied for additional exploration rights for approximately 55,000 hectares. As part of these rights, we have four mines covering an area of approximately 597,731 hectares. These four mines are currently being exploited.

During 2007, we modified the criteria we use to define a mine. The new criteria require that a property have both reserves and the processing facilities necessary to carry out exploitation. As a result, certain properties we previously defined as mines but that do not have processing facilities are now considered part of other mines, and the number of mines has been reduced from six to four. The Nueva Victoria mine now includes the mining properties Soronal, Mapocho and Iris, which were described separately in previous Company filings. The mining properties in terms of surface area and quantity of reserves have not changed as a result of the new criteria.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 77 years and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 10.88 years. Electricity, diesel, and fuel oil are the primary sources of power for this operation.

María Elena

The mine and facilities that we operate in María Elena are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 82 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 14 kilometers north of the María Elena production facilities. The power sources of power utilized are mainly electricity, diesel, and fuel oil. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 10.99 years.

Pampa Blanca

We currently conduct caliche ore operations in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. Ore from the Pampa Blanca mine is transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 13.46 years. The power source utilized is mostly electricity, produced by mobile diesel generators.

Nueva Victoria

We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 5.38 years. The power source utilized is mostly electricity, obtained from the Northern Power Grid (SING).

Description of the Salar de Atacama Brines

Salar de Atacama Brines

We hold rights to exploit the mineral resources in an area covering approximately 197,000 hectares of land in the Salar de Atacama in northern Chile, and we have applied for additional exploitation rights covering approximately 70,000 hectares. In addition, we hold exploration rights covering approximately 60,000 hectares, and we have applied for additional exploration rights covering approximately 2,000 hectares. Exploration rights are valid for a period of two years, after which the Company can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The Weighted Average Age of our mining facilities at the Salar de Atacama is approximately 8.28 years. The main source of power used by the operation is electricity.

Additional Mining Operations Leased in the Salar de Atacama Region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 197,000 hectares of land in the Salar de Atacama in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the Lease Agreement). Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines. In the years 2007, 2006, and 2005, royalty payments amounted to approximately US$13.9 million, US$ 9.2 million, and US$ 6.8 million, respectively.

In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 65,200 additional hectares in the Salar de Atacama. Under the terms of the Salar de Atacama Project Agreement between Corfo and SQM Salar S.A., (the Project Agreement), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 65,200 hectares of the Salar de Atacama. The Project Agreement expires on December 31, 2030.

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

Concessions for the Caliche Ore Mines and Salar Brines

Approximately 84% of our total mining concessions are held pursuant to Exploitation Concessions and 16% pursuant to Exploration Concessions, not including areas within the Salar de Atacama Mines. Of the Exploitation Concessions, approximately 77% have been already granted pursuant to applicable Chilean law, and approximately 23% are in the process of being granted. Of the Exploration Concessions, approximately 78% have been already granted pursuant to applicable Chilean law, and approximately 22% are in the process of being granted. Chile owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$6.4 million in the year 2007.

The following table sets forth our exploitation and exploration concessions as of December 31, 2007:

	Exploitation Concessions		Exploration Concessions		Total
Mines (1)	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	585	149,128	5	900	590	150,028
Maria Elena	619	185,049	24	8,100	643	193,149
Pampa Blanca	463	136,888	1	400	464	137,288
Nueva Victoria (2)	344	89,466	77	27,800	421	117,266
Salar de Atacama	409	266,965	209	61,800	618	328,765
Subtotal mines	2,420	827,496	316	99,000	2,736	926,496

Other caliche areas	7,039	1,586,168	1,058	301,400	8,097	1,887,568
Other salars and other areas	581	117,756	308	81,400	889	199,156
Subtotal other areas	7,620	1,703,924	1,366	382,800	8,986	2,086,724

Total	10,040	2,531,421	1,682	481,800	11,722	3,013,221

(1)	We have included in this table both concessions that have been granted and concessions in the process of being granted.

(2)	Nueva Victoria amounts include the Mapocho and Soronal properties, which were presented separately in our 2006 Annual Report on Form 20-F.

Extraction Yields

The following table sets forth certain operating data relating to each of our mines:

(Values in thousands unless otherwise stated)	2007	2006	2005
Pedro de Valdivia

Metric tons of ore mined	10,670	11,652	12,362
Average grade nitrate (% by weight)	7.5	7.4	7.2
Iodine (parts per million (ppm))	354	399	402
Metric tons of crystallized nitrate produced	423	454	476
Metric tons of iodine produced	2.3	2.5	2.6

María Elena (1)

Metric tons of ore mined	4,651	5,682	5,917
Average grade nitrate (% by weight)	7.4	7.5	8.0
Iodine (ppm)	363	399	428
Metric tons of crystallized nitrate produced	424	504	479
Metric tons of iodine produced	1.0	1.3	1.4

Pampa Blanca

Metric tons of ore mined	3,108	4,832	5,309
Iodine (ppm)	527	530	520
Metric tons of iodine produced	1.1	1.4	1.5

Nueva Victoria (2)

Metric tons of ore mined	12,285	14,635	7,140
Iodine (ppm)	495	941	504
Metric tons of iodine produced	3.7	4,6	2.2

Salar de Atacama
Metric tons of lithium carbonate produced (3)	30	29	27
Metric tons of potassium chloride produced	611	539	632
Metric tons of potassium sulfate produced	157	170	162
Metric tons of boric acid produced	7	8	9

(1)	Includes production at Coya Sur from treatment of fines from María Elena and Pedro de Valdivia and nitrates from pile treatment at Pampa Blanca.

(2)
Includes the Iris mining property, which was acquired in 2006 and was presented separately in the 2006 Annual Report on Form 20-F. Nueva Victoria extraction yields were higher in 2006 than they were in 2007 because they reflect extraction yields from the Iris property, which SQM continued to exploit for the first six months of 2006, subsequent to the acquisition. The Iris property has not been exploited since mid-2006, and it represents a future extension of the Nueva Victoria operations.

(3)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen.

Reserves

Reserves for the Caliche Ore Deposits

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized. See Item 3. D. Risk Factors.

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400 x 400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from 1 to 4 meters and has an overburden between 0 and 2 meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by evaluating polygons and have an uncertainty or error margin greater than that of proven reserves; however, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.

Proven and probable reserves are determined using extensive drilling, sampling and mine modeling, in order to estimate potential restrictions on production yields, including cut-off grades, ore type, dilution, waste-to-ore ratio and ore depth. Economic feasibility is determined on the basis of this information.

The updated estimates of our proven reserves of caliche ore at each of our mines, as of December 31, 2007, are as follows:

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	152.3	7.1%	370
María Elena	134.8	7.3%	415
Pampa Blanca	74.9	6.3%	549
Nueva Victoria (2)	283.8	5.7%	427

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2007, are as follows:

Mine	Probable Reserves (1) (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	136.8	6.8%	428
María Elena	97.6	7.3%	380
Pampa Blanca	429.4	6.0%	524
Nueva Victoria (2)	129.9	5.5%	407

Notes on Reserves:

(1)
The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and metallurgical treatment. Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)
Proven and probable reserves for Nueva Victoria include the Soronal and Mapocho mining properties, which were presented separately in the Company’s 2006 Annual Report on Form 20-F. Nueva Victoria also includes the reserves for the Iris mining property, which was acquired in 2006 and whose reserves had not yet been estimated at the time the 2006 Form 20-F was filed.

(3)
Probable reserves amounts can be transformed in order to obtain amounts expressed as proven reserves. On average, the transformation factor to express probable reserves as proven reserves is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the transformed probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 16.0% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 84.0% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources. Reserves shown in these tables consider and are calculated over mining properties that are not involved in any legal issues between SQM and other parties.

Exploration Program. We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2007, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 46,516 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 2,480 hectares and, in addition, carried out in-depth sampling of approximately 2,305 hectares (896 hectares at Pedro de Valdivia, 413 hectares at María Elena, and 996 hectares at Nueva Victoria). The exploration and development program in 2008 calls for a basic reconnaissance program over a total area of 44,710 hectares, general exploration over a total area of about 4,067 hectares and, in addition, in-depth sampling of approximately 2,654 hectares.

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have explored the land up to a depth of 100 meters and estimate that our proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)
Potassium (K +) (2)	49.9	7.3
Sulfate (SO4 2-) (3)	36.1	1.3
Lithium (Li +) (4)	3.0	2.0
Boron (B 3+) (5)	1.2	0.1

Notes on Reserves:

(1)
Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 68%.

(3)	Recoveries for sulfate vary from 27% to 44%.

(4)	Recoveries for lithium vary from 28% to 32%.

(5)	Recoveries for boron are approximately 29%.

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geostatistical study using the Kriging Method in 2D. We calculate the quality of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable percentage, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves. This procedure is used to estimate potential restrictions on production yields, and the economic feasibility or producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

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

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2007:

Location	Type of Facility	Approximate Size (1) (Hectares)
Pedro de Valdivia	Nitrates and iodine production	126
María Elena	Nitrates and iodine production	110
Coya Sur	Nitrates and iodine production	232
Pampa Blanca	Concentrated nitrate salts and iodine production	86
Nueva Victoria	Iodine production	11
Salar de Atacama (2)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	2,288
Salar del Carmen, Antofagasta	Lithium carbonate and lithium hydroxide production	32
Tocopilla	Port facilities	24

(1)	Includes production facilities, solar evaporation ponds and leaching heaps, if any.

(2)	We lease the exploitation rights used at the Salar de Atacama from Corfo.

We own, directly or indirectly through subsidiaries, all of the facilities, free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2007, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$74.04 million), María Elena (US$156.48 million), Coya Sur (US$106.77 million), Pampa Blanca (US$4.07 million), Nueva Victoria (US$104.76 million), Salar de Atacama (US$250.58 million), Salar del Carmen (US$44.00 million) and Tocopilla (US$39.04 million).

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

N
UTM COORDINATES
ARICA
I REGION
IQUIQUE
NUEVA VICTORIA
SALAR DE CARCOTE
TOCOPILLA
MARIA ELENA
COYA SUR
CALAMA
PEDRO DE VALDIVIA
PAMPA LINA
PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DEL CARMEN
II REGION
TALTAL
= 100 kilometers
REPUBLIC OF CHILE
SQM FACILITIES - MINES
Text Sectores.dwg
EXPLOITATION CONCESSIONS CONSTITUTED
EXPLORATION CONCESSIONS CONSTITUTED
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS
SCALE= 1:1500000

Date : December 31, 2007

The approximate Weighted Average Age of our production facilities as of December 31, 2007 was as follows: Pedro de Valdivia (10.88 years), María Elena (10.99 years), Coya Sur (5.97 years), Nueva Victoria (5.38 years), Salar de Atacama (8.28 years), and Salar del Carmen (8.95 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 13.70 years. We consider the condition of our principal plant and equipment to be good.

We maintain different projects to improve our production methods, to increase production capacity of current products and to develop new products and markets. We have in place a capital expenditure program calling for investments of approximately US$320 million for the year 2008 and a total of approximately US$680 million during 2009 and 2010. For further discussion see item 4.A History and Development of the Company - Capital Expenditure Program.

TRANSPORTATION AND STORAGE FACILITIES

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

The main center for our production and storage of raw materials is the hub composed of the facilities in Coya Sur, Pedro de Valdivia and María Elena. Our Salar de Atacama facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla Port Terminal, which we own, is the main facility for storage and shipment of our products.

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

Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by a dedicated dual transport system (rail/truck) owned by a third-party dedicated contractor. Product transported to Coya Sur is used as a raw material for the production of potassium nitrate or for potassium chloride finished product.

Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and then are transported to Tocopilla Port Terminal to follow the rest of the process. Potassium sulfate is transported by the same dual mode system as potassium chloride, and boric acid is transported by a contracted trucking company, after being bagged at the Salar de Atacama.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility in the Salar del Carmen area, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to Tocopilla Port Terminal or to the Antofagasta Terminal for shipment on charter vessels or container vessels.

Iodine raw material, obtained in the same mines the nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for vessel container transport or by truck to Santiago, where iodine derivatives are produced.

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. SIT operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the Conveyor Belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total capacity of 54,000 metric tons, and an open storage area for approximately 180,000 metric tons. A bagging station capable of bagging both small and maxi bags is also connected to the conveyor system.

For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from other ports, mainly Antofagasta, Mejillones and Iquique.

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

We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained below in the Notes to the Financial Statements in Note 29—Differences between Chilean and United States Generally Accepted Accounting Principles. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the Consolidated Financial Statements as of December 31, 2007 and 2006, and for the three years in the period ended December 31, 2007.

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

Deferred income tax asset valuation allowance

Our Company and each of its subsidiaries compute and pay income tax on a separate basis, except for the U.S. subsidiaries. We estimate our tax exposure and assess temporary differences resulting from differing treatment of various items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our consolidated balance sheet.

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, amongst other things, the ability of the Company to generate a sufficient level of future taxable income.

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

Mining development costs

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production, are capitalized under “other long-term assets” and amortized using a units-of-production method over the associated proven and probable reserves. The Company determines its proven and probable reserves based on drilling, brine sampling and geostatistic reservoir modeling in order to estimate mineral volume and composition. See Item 4.D. Property, Plants and Equipment—Reserves.

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

During the period ended December 31, 2007, there were no changes in the application of generally accepted accounting principles in Chile compared to the prior year.

5.A. Operating Results

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in Item 18. Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2007, 2006 and 2005 and of total shareholders' equity as of December 31, 2007 and 2006. Our Consolidated Financial Statements are prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

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

Overview of Our Results of Operations

We divide our operations into the following five product lines:

•	Specialty plant nutrition: production and commercialization of specialty fertilizers.

•	Iodine and derivatives: production and commercialization of iodine and derivatives.

•	Lithium and derivatives: production and commercialization of lithium and derivatives.

•	Industrial chemicals: production and commercialization of industrial nitrates, and boric acid.

•	Potassium chloride and other commodity fertilizers: production and commercialization of potassium chloride and commercialization of other commodity fertilizers.

We sell our products through three primary channels: our own sales offices, a network of distributors and, with respect to our fertilizer products, through Yara International ASA pursuant to a commercial agreement.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	Trends in demand for and supply of our products. See Item 5.D. Trend Information;

•	Our efficiency in operating our facilities, as they are generally running at nameplate capacity;

•	Our ability to accomplish our capital expenditures program in a timely manner, as we are the main supplier in our core businesses;

•	Trends in the exchange rate between the US dollar and Chilean peso, as a significant portion of the cost of sales is related to the Chilean peso;

•	Logistics, raw materials and maintenance costs, which have been increasing in the last several years; and

•	Energy costs, which have increased due to the high cost of oil and the interruption of our natural gas supply.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,
	2007		2006		2005
	US$	%	US$	%	US$	%
Specialty plant nutrition	580.0	49	503.1	48	487.8	54
Iodine and derivatives	215.1	18	217.7	21	149.1	17
Lithium and derivatives	179.8	15	128.9	12	81.4	9
Industrial chemicals	81.2	7	71.3	7	70.5	8
Potassium chloride and other commodity fertilizers(1)	130.7	11	121.9	12	107.2	12
Total	1,187.5	100	1,042.9	100	896.0	100

(1)	Primarily imported fertilizers distributed in Chile and potassium chloride sold to third parties.

The following table sets forth certain financial information of the Company under Chilean GAAP (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year ended December 31,
	2007		2006		2005
	US$	%	US$	%	US$	%
Total revenues	1,187.5	100.0	1,042.9	100.0	896.0	100.0
Cost of goods sold	(857.7)	(72.2)	(753.3)	(72.2)	(652.9)	(72.9)
Gross margin	329.8	27.8	289.6	27.8	243.1	27.1
Selling and administrative expenses	(70.3)	(5.9)	(69.7)	(6.7)	(61.9)	(6.9)
Operating income	259.5	21.9	219.9	21.1	181.2	20.2

Non-operating income	25.9	2.2	19.2	1.8	16.4	1.8
Non-operating expenses	(53.0)	(4.5)	(55.3)	(5.3)	(50.8)	(5.7)

Income before income taxes	232.4	19.6	183.8	17.6	146.8	16.3
Income tax	(48.6)	(4.1)	(37.9)	(3.6)	(32.5)	(3.6)
Minority interest	(3.8)	(0.3)	(4.7)	(0.5)	(1.0)	(0.1)
Amortization of negative goodwill	0.0	0.0	0.1	0.0	0.2	0.0

Net income	180.0	15.2	141.3	13.5	113.5	12.7

Results of Operations - 2007 compared to 2006

During 2007, we generated total revenues of approximately US$1,187.5 million, which is approximately 13.9% higher than the US$1,042.9 million recorded for the year ended December 31, 2006.

The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition products increased 15.4% to US$580.8 million in 2007 from US$503.1 million in 2006. Set forth below are sales volume data in the specified year by product category.

		2007	2006	% Change

Sodium nitrate	Th. Ton	45.9	43.3	6%
Potassium nitrate and sodium potassium nitrate	Th. Ton	695.3	615.0	13%
Blended and other specialty fertilizers	Th. Ton	261.5	250.9	4%
Other non-SQM specialty plant nutrients	Th. Ton	117.1	142.9	(18)%
Potassium sulfate	Th. Ton	172.0	172.4	0%

The year-over-year growth in revenues was mainly the result of favorable pricing conditions in this business segment, as well as increased sales volumes. On average, specialty plant nutrition prices increased 9% during the year, as a result of the tight supply scenario affecting global potassium-related markets, combined with a demand that continues to grow. The general lack of potassium in the soil found in developing countries is strongly pushing demand for potash. At the same time, our specialty plant nutrients have benefited from changing preferences on the part of consumers, who increasingly demand better-quality agricultural products, and as a result, farmers strive to improve yields in order to meet the increased demand. Rising prices began to have a beneficial effect on the Company’s results during the third quarter of 2007, and the upward trend was even more noticeable in the fourth quarter.

Higher prices in the Specialty Plant Nutrition segment were complemented by increased sales volumes during the year. Demand for specialty plant nutrients in European markets, which were affected by bad weather in 2006, recovered in 2007; as a result, the Company reported a year-over-year increase in sales volumes of water soluble potassium nitrate to Europe, and especially to Spain. During 2007 the Company also recorded a substantial increase in volumes of potassium nitrate sold to China. In addition, sales of potassium nitrate and sodium potassium nitrate in Latin America were higher in 2007, due in large part to the strong agriculture markets in Brazil. The decrease in sales volumes of other non-SQM specialty plant nutrients was predominantly due to the sale of our trading affiliate in Mexico during the third quarter of 2006.

Iodine and Iodine Derivatives

Revenues for iodine and iodine derivatives decreased 1.2% to US$215.1 million in 2007 from US$217.7 million in 2006. Set forth below are sales volume data in the specified year.

		2007	2006	% Change
Iodine and derivatives	Th. Ton	9.1	9.8	(7)%

The Company’s 2007 results in the Iodine and Iodine Derivatives segment for 2007 were driven by a combination of higher prices and lower volumes. Iodine prices increased approximately 7% compared to 2006, as rising production costs were reflected in the pricing.  Further influencing prices was the growing demand at the global level, which during 2007 was driven predominantly by the use of iodine in such applications as x-ray contrast media for diagnostic imaging, biocides for paints and wood treatment products, and liquid crystal displays (LCDs).

Demand for iodine salts in LCD screens—iodine’s third-largest end market, where it is used in the production of polarizing film—grew by close to 30% in 2007.  In particular, the LCD TV market has been expanding not only in terms of sales volumes, but also in terms of growing screen sizes; this tendency should continue in the future. Part of this growth in demand is being satisfied by iodine recycled in that same industry, as only a fraction of this product remains in the polarizing film. The remaining iodine, which producers used to discard, is now increasingly being reprocessed, and as a result, recycled iodine has become essentially an additional “competitor” in this market.

Higher pricing was offset by lower sales volumes in the year, as the Company decreased its total volumes by approximately 7% compared to 2006.  This decrease was the result of an increasingly competitive market environment; other Chilean producers increased their production capacity during the year, and there were also increases in production from recycling.

Lithium and Lithium Derivatives

Revenues for lithium and lithium derivatives increased 39.5% to US$179.8 million in 2007 from US$128.9 million in 2006. Set forth below are sales volume data in the specified year.

		2007	2006	% Change
Lithium carbonate and derivatives	Th. Ton	28.6	30.4	(6)%

Year-over-year revenue growth in this business line was driven by lithium prices, which increased approximately 48% in 2007. As expected, sales volumes decreased slightly compared to 2006, but this effect was outweighed by the substantial price increase observed during the year.

The favorable pricing conditions that have prevailed in the past couple of years have prompted Chinese producers to increase their lithium capacity. As a result of this new production, tightness in lithium carbonate supply observed during the first half of 2007 eased in the second half.

World lithium demand continues to grow at rates of around 7% per year. As in recent periods, the upward trend during 2007 was driven in large part by demand for lithium in rechargeable batteries, which market grew an estimated 20% during the year. Lithium-ion batteries—traditionally used in mobile phones, laptops, digital cameras, and many other devices—are being utilized more and more in cordless power tools, which are more lithium-intensive than some of the other applications and therefore represent considerable growth potential.

During 2007, this business line also benefited from growth in the market for lubricating greases, the primary end market for lithium hydroxide. In addition, the Company recorded revenues from sales of butyllithium and lithium chloride on the order of US$10.7 million for the year.

Industrial Chemicals

Revenues for industrial chemicals increased 13.9% to US$81.2 million in 2007 from US$71.3 million in 2006. Set forth below are sales volume data in the specified year by product category.

		2007	2006	% Change
Industrial nitrates	Th. Ton	175.2	161.7	8%
Boric acid	Th. Ton	9.2	9.9	(7)%

Revenues from sales of industrial chemicals increased in 2007 largely as a consequence of rising prices. Prices of industrial nitrates and prices of specialty plant nutrients are indirectly related, and on average prices for this business line were approximately 6% higher than they were in 2006.

Growth in sales volumes in the Industrial Chemicals business segment was primarily explained by sales in Latin America. Favorable conditions in the commodities markets in recent periods have resulted in increased mining activity in this region, which in turn has generated greater demand for explosives, in which the Company’s industrial-grade sodium nitrate is a key component. In addition, the Company reported higher volumes of sodium nitrate sold in Europe during the year, which is partly due to the use of this product as a medium for heat storage in a solar energy project in Spain.

Potassium Chloride and Other Commodity Fertilizers

Potassium chloride

Revenues from sales of potassium chloride increased 59.8% to US$51.3 million in 2007 from US$32.1 million in 2006. Set forth below are sales volume data in the specified year.

		2007	2006	% Change
Potassium chloride	Th. Ton	179.0	126.4	42%

The substantial year-over-year increase in potassium chloride revenues was driven by prices, which rose nearly 13% in 2007, as well as sales volumes, which were more than 40% higher than sales volumes in 2006. Global potash prices have experienced a sustained increase in recent periods, due to the combined effect of tight supply and growing demand.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers decreased from US$89.8 million in 2006 to US$79.4 million in 2007, as a result of the sale of our trading affiliate in Mexico during the third quarter of 2006.

Production Costs

During 2007, the Company continued to be affected by higher costs related to energy, raw materials and the appreciation of the Chilean peso against the U.S. dollar, affecting the Company’s peso-denominated expenses. The ongoing natural gas shortages have forced us to use higher-cost alternative fuels, such as diesel and fuel oil. Additionally, the price increases that have affected raw materials and spare parts in recent years maintained their upward trend, and the Chilean peso has continued to strengthen against the U.S. dollar. These factors had a significant impact during 2007.

Gross Profit

As a result of the factors described above, gross profit increased 13.9% to US$329.8 million in 2007 from US$289.6 million in 2006.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$70.3 million (5.9% of revenues) for the full year, compared to the US$69.7 million (6.7% of revenues) recorded during full-year 2006.

Operating Income

As a result of the factors described above, operating income increased 18.0% to US$259.5 million in 2007 from US$219.9 million in 2006.

Non-Operating Income and Expenses

The Company recorded a non-operating loss of US$27.1 million for 2007 which is lower than the US$36.0 million loss recorded for full-year 2006.

Net financial expenses totaled US$(10.6) million during 2007. This figure was lower than the US$(16.2) million recorded for 2006, primarily as a result of the lower levels of debt held by the Company during 2007.

Income Taxes

In 2007, income taxes were US$48.6 million, resulting in an effective consolidated tax rate of 20.9%, compared to income taxes of US$37.9 million and an effective consolidated tax rate of 20.6% in 2006. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$142.2 million as of December 31, 2007, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rate in Chile was 17% for 2007 and 2006. The Company’s effective tax rate is higher than the Chilean rate because its foreign operations are subject to higher tax rates.

The 28.2% increase in income taxes is mainly due to the increase in our taxable income.

For a more detailed analysis of the Company’s income and deferred taxes see Note 14 to the Consolidated Financial Statements.

Results of Operations - 2006 compared to 2005

During 2006, we generated total revenues of approximately US$1,042.9 million, which was approximately 16.4% higher than the US$896.0 million recorded for the year ended December 31, 2005.

The main factors that explain the increase in revenues and the operational variations in the different product lines were the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition products increased 3.1% to US$503.1 million in 2006 from US$487.8 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005	% Change
Sodium nitrate	Th. Ton	43.3	63.3	(32)%
Potassium nitrate and sodium potassium nitrate	Th. Ton	615.0	690.2	(11)%
Blended and other specialty fertilizers	Th. Ton	250.9	217.5	15%
Other non-SQM specialty plant nutrients	Th. Ton	142.9	133.2	7%
Potassium sulfate	Th. Ton	172.4	178.6	(3)%

Lower sales volumes obtained during 2006 were mainly explained by the following:

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

The lower sales volume observed during this period were partially offset by better price conditions across most of our markets. Specialty plant nutrition revenues were therefore mainly driven by improved pricing conditions, increasing on average 5% as compared with the previous year. The increase in prices responded mainly to the positive pricing conditions for all potassium-related fertilizers.

Consistent with the Company’s decision to focus more on its core businesses, during the last part of 2006, SQM sold its stakes in the Italian company Impronta and in the Mexican company Fertilizantes Olmeca.

Regarding our Chilean operation, during 2006 our subsidiary Soquimich Comercial had revenues of US$141.2 million with a significant increase in margins related to the fertilizer trading activity.

Iodine and Iodine Derivatives

Revenues for iodine and iodine derivatives increased 46% to US$217.7 million in 2006 from US$149.1 million in 2005. Set forth below are sales volume data in the specified year.

		2006	2005	% Change
Iodine and derivatives	Th. Ton	9.8	8.1	21%

The higher revenues reached in this business line were explained both by higher volume and higher prices:

▪	Higher volume was mainly due to the acquisition of DSM’s iodine business and the capacity increase in Nueva Victoria, both during first quarter 2006

▪	The most important applications of iodine and derivatives increasing in demand were iodophors and biocides, in the U.S.; LCD polarizing film in Asia and x-ray contrast media in Europe and USA.

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

Lithium and Lithium Derivatives

Revenues for lithium and lithium derivatives increased 58.4% to US$128.9 million in 2006 from US$81.4 million in 2005. Set forth below are sales volume data in the specified year.

		2006	2005	% Change
Lithium carbonate and derivatives	Th. Ton	30.4	27.8	9%

The higher revenues recorded in this business line were mainly explained by better price conditions. The strong demand observed during the last few years, with a growth of approximately 6% during 2006, positively affected pricing conditions.

The higher sales volume observed during 2006 was mainly due to the increase in consumption in markets such as batteries in Japan, Korea and China and glass in Europe. Another application with an important increase during this period was the continuous casting powder used in the steel industry in Asia.

As the lithium carbonate plant was working close to nameplate capacity, the increase in volume was limited by this fact and the use of inventories.

Regarding lithium hydroxide, demand continued to increase, also generating improved pricing conditions. During 2006 prices increased by more than 30% compared to the previous year.

Industrial Chemicals

Revenues for industrial chemicals increased 1.1% to US$71.3 million in 2006 from US$70.5 million in 2005. Set forth below are sales volume data in the specified year by product category.

		2006	2005 (1)	% Change
Industrial nitrates	Th. Ton	162	176.3	(8)%
Boric acid	Th. Ton	10	6.3	59%

(1)
Figures have been restated to reflect a reclassification affecting Industrial Nitrates. Sodium Sulfate that used to be included under Industrial Chemicals was relocated to Other Products. Sodium Sulfate revenues reached US$3.5 million during 2005.

Volume of industrial nitrates was lower than in 2005. Most of the end customers using the nitrates were located in mature industries, negatively affecting future growth.

Partially offsetting the volume effect, the increase in prices observed during 2006 allowed this business line to maintain its revenues.

Potassium Chloride and Other Commodity Fertilizers

Potassium chloride

Revenues from sales of potassium chloride decreased 0.9% to US$32.1 million in 2006 from US$32.4 million in 2005. Set forth below are sales volume data in the specified year.

		2006	2005	% Change
Potassium chloride	Th. Ton	126.4	128.7	(2)%

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

Non-Operating Income and Expenses

Non-operating income for the year 2006 shows a US$36.1 million loss which compares to a US$34.4 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

▪
Net financial expenses reached US$(16.2) million during 2006, higher than the US$(11.1) million reached during the year 2005. This increase in financial expenses was related to the increase in the financial debt of the Company.

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

The corporate income tax rate in Chile was 17% for 2006 and 2005. The Company’s effective tax rate is higher than the Chilean rate because its foreign operations are subject to higher tax rates.

The 16.6% increase in income taxes was mainly due to the increase in our taxable income.

For a more detailed analysis of the Company’s income and deferred taxes see Note 14 to the Consolidated Financial Statements.

Foreign Exchange Rates and Inflation

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and is our functional currency for financial reporting purposes. A significant portion of our operating costs is related to the Chilean peso, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-dollar currencies, such as the euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar affect our financial condition and results of operations.

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2007 and 2006:

	2007	2006
	Th US$	Th US$
Chilean pesos	36,975	(41,922)
Brazilian real	(1,281)	(1,332)
Euro	31,730	27,167
Japanese yen	692	730
Mexican pesos	(2,900)	1,587
South African rand	8,346	11,676
Dirhams	10,012	13,554
Other currencies	8,584	7,854

Total, net	92,158	19,314

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2007, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately UF 2.85 million (US$97.5 million), 9.5 million Euros (US$13.92 million), and 32 million South African Rands (US$ 4.70 million), as well as forward exchange contracts to buy Chilean pesos and sell U.S. dollars for approximately 38,161.15 million Chilean Pesos (US$76.8 million).

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

U.S. GAAP Reconciliation

This discussion on our operating and financial results and condition presented above is based on our primary financial statements prepared in accordance with Chilean GAAP. Chilean GAAP differs significantly in certain aspects from U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP as they relate to our Company are (i) the elimination of the effects of the technical appraisal of property, plant and equipment undertaken in 1988, (ii) the effects of elimination of monetary correction (price-level restatement) and conversion of financial statements of subsidiaries that keep their accounting records in currencies other than U.S. dollars, (iii) the accounting for derivative contracts, (iv) the accounting for staff severance indemnities, (v) treatment of goodwill, and (vi) the elimination of deferred tax complementary accounts. For further details of these differences between Chilean GAAP and U.S. GAAP, see Note 29 to the Consolidated Financial Statements.

Net income under U.S. GAAP for 2007, 2006, and 2005 was US$ 192.7 million, US$154.3 million and US$125.2 million, respectively, compared to that reported under Chilean GAAP of US$ 180.0 million, US$141.3 million and US$113.5 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2007 and 2006 was US$1,084.1 million and US$994.5 million, respectively, compared to that reported under Chilean GAAP of US$1,182.4 million and US$1,085.9 million, respectively.

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

The current ratio (current assets divided by current liabilities) increased from 4.28 as of December 31, 2006  to 4.70  as of December 31, 2007, primarily due to increases in working capital – accounts receivable and inventories – as a result of increases in the prices of our products.

The following table sets forth key information about our outstanding debt:

On Balance Sheet Financial Instruments	Interest Rate	Issue Date	Maturity Date	Amortizations

Bond – US$200 million	6.125%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bond – UF 2.85 million (1)	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual partial amortizations
Syndicated loan – US$100 million	LIBOR 3M + 0.375%	Mar. 3, 2005	Feb. 25, 2010	Bullet
Syndicated loan – US$ 80 million	LIBOR 6M + 0.30%	Nov. 28, 2006	Nov. 28, 2011	Bullet

(1)
UF-denominated bond fully hedged (originally issued for UF3 million; UF2.85 million outstanding as of December 31, 2007), under Chilean GAAP, to US$ with a cross currency swap. Approximately equivalent to US$102 million as of December 31, 2007. Fixed US$ interest rate of 5.84%.

As of December 31, 2007 under Chilean GAAP, we had total debt (short-term borrowings, current portion of long-term bank debt and bonds payable and long-term bank debt and obligations with the public) of US$498.1  million, as compared to total debt of US$545.4  million as of December 31, 2006.  Of the total debt as of December 31, 2007, US$11.5 million was short-term debt plus the current portion of long-term bank debt.  All of our long-term debt (including the current portion) as of December 31, 2007  was denominated in U.S. dollars, with the exception of our UF 3 million local bond (UF 2.85 million outstanding as of December 31, 2007), which was hedged with a cross currency swap to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitation on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, (ii) limitation on the ratio of total liabilities to equity (including minority interest) on an individual basis, (iii) minimum net worth, (iv) limitation on net financial debt to EBITDA ratio on a consolidated basis, and (v) limitation on interest indebtedness of operating subsidiaries. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

The following table sets forth the maturities of our long-term debt as of December 31, 2007:

Maturity(*)	Amount ( millions of US$)
2009	5.13
2010	105.13
2011	85.13
2012	5.13
2013	5.13
2014 and thereafter	266.71
Total	472.36

(*)
Only the capital  has been included. For the UF 3 million bond, the amounts presented reflect the real U.S. dollar obligation resulting from the effects of the cross currency swap that fully hedges this bond to the U.S. dollar. For further information, see Item 11. Quantitative and Qualitative Disclosures about Market Risk.

As of December 31, 2007, we had US$164.2 million of cash and cash equivalents, including marketable securities.  In addition, as of December 31, 2007, we had unused uncommitted credit lines amounting to approximately US$450 million and unused committed 2-year credit lines amounting to approximately US$130 million.

Shareholders’ equity increased from US$1,085.9 million in 2006 to US$1,182.4 million in 2007.  Our ratio of total liabilities (including minority interest) to equity decreased from 0.72:1 as of December 31, 2006 to 0.68 :1 as of December 31, 2007, due to the increase in equity, related to higher financial results in 2007.

Our capital expenditures in 2007 amounted to US$185.0 million.

For 2008, we expect total capital expenditures of approximately US$320 million.  We have currently budgeted capital expenditures of a total of US$680 million during 2009 and 2010 that can be increased/decreased depending on market conditions.

Our other major use of funds is the payment of dividends.  Our current dividend policy, as approved by shareholders, is to pay 65% of our net income for each fiscal year in dividends.  Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

For a description of the items included in our capital expenditures in previous years as well as future plans, see Item 4. Information on the Company—Capital expenditure program.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital.  If we find that resources coming from our internally generated cash flows (including depreciation and retained earnings) will not be enough, we evaluate and choose the best financial alternative available for the company.  As debt requirements also depend on the increase or decrease of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require, but we believe that cash flow generated by internal operations, cash balances and available credit lines will enable us to meet our working capital, capital expenditure and debt service requirements for 2008, 2009 and 2010.

Environmental Projects

In 2007 we made disbursements amounting to US$7.8 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2008 amounting to US$4.1 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above. Regarding the María Elena Project as well as our other major environmental projects see Item 4. Information on the Company—Environmental Regulations.

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

There are three units that perform this function: one reports to the VP of Nitrate and Iodine Operations, another reports to the VP of Salar Operations, and the third reports to the VP of Health, Safety, Environment and Quality.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value added products. As a result of research and development activities, new methods of extraction, crystallization and finishing have been developed. Technological advances in recent years have enabled us to improve the physical quality of our prilled products, and to reduce dust emissions and caking by applying specially-designed additives for our products handled in bulk. In 2007, our new prilling and granulating plant at Coya Sur began operations, using a new fusion system that was developed by SQM. This plant delivers a final product with a larger-sized granule, and it also enables the Company to be more efficient in its use of energy.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the U.S., Chile, and other countries when necessary.

For the years ended December 31, 2007, 2006, and 2005 we spent approximately US$2.8 million, US$2.4 million, and US$2.4 million, respectively, on research and development activities.

5.D. Trend Information

In 2007, the prices of our specialty plant nutrition segment increased compared to 2006, due to a strong upward trend in worldwide prices of potassium-based fertilizers. Further price increases are expected for 2008, both for our specialty plant nutrients and for the commodity fertilizers we sell. Sales volumes of potassium nitrate and sodium potassium nitrate increased during 2007 with respect to 2006, but we expect total sales volumes for this segment to decrease in 2008.

Lithium prices also increased during 2007 with respect to 2006, due to a combination of strong growth in demand throughout the year and tight supply conditions in the beginning of the year. The favorable pricing conditions that have prevailed in the lithium market in the last couple of years have prompted Chinese producers to increase their production capacity, somewhat easing tightness supply in the second half. We expect to see additional volumes from Chinese producers during 2008, and this may put downward pressure on lithium prices. Sales volumes in 2007 were slightly lower than they were in 2006, and we expect sales volumes to be similar in 2008 compared to 2007. For further information, see Item 3.D. Risk Factors - new production of lithium carbonate in China.

Iodine prices increased in 2007 as compared to 2006, in line with the upward trend of recent years. For the year 2008 we expect iodine prices to remain relatively stable. Sales volumes in 2007 were lower than they were in 2006, as the result of an increasingly competitive market environment. We expect to recover sales volumes in 2008.

We expect industrial-grade nitrates prices to increase during 2008, as they are linked to the prices of agricultural-grade nitrates.

At this stage, the Company cannot predict what the price trends will be for 2009 onwards.

During 2007, production costs were higher than in 2006, mainly due to the higher cost of energy and raw materials, together with the increase in maintenance and depreciation costs. Additionally, since a significant portion of our costs is related to the Chilean peso, production costs were negatively affected by the appreciation of the Chilean peso. Considering the current energy market, exchange rate expectations, and the upward trend in raw materials prices and freight rates, we expect that 2008 production costs will be higher than in 2007.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2007:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt	498,126	11,475	100,000	80,000	306,651
Capital lease obligations	974	244	730	-	-
Operating leases (*)	120,049	10,760	9,094	9,094	91,101
Purchase commitments	27,488	27,488	-	-	-
Staff severance indemnities	20,679	-	-	-	20,679
Total Contractual Obligations and Commitments	667,316	49,967	109,824	89,094	418,431

(*) See Consolidated Financial Statements Note 29 II.e)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with the Company's By-laws, consists of eight directors, seven of whom are elected by holders of Series A shares and one of whom is elected by holders of Series B shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. Cumulative voting is allowed for the election of directors. The members of the Board of Directors as of December 31, 2007 were elected on April 29, 2005 and their terms expired April 30, 2008, at the annual ordinary shareholders’ meeting. At that meeting a new Board was elected, and their terms will expire in 2011. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors' Committee and its regulations are discussed below.

Our directors as of May 31, 2008 are as follows:

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

Wayne R. Brownlee	Vice Chairman of the Board and Director	December 2001

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

Mr. Büchi is a Civil Engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM's Board from January 2000 to April 2002. He is currently a Board member in Quiñenco S.A. Banco de Chile, S.A.C.I. Falabella and Madeco S.A., among others. He is also Chairman of the Board of Universidad del Desarrollo.

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

Wolf von Appen	Director	May 2005
Mr. Von Appen is an entrepreneur. He is currently a Board member of Sociedad de Fomento Fabril and Vice president of Centro de Estudios Publicos.

Eduardo Novoa C.	Director	April 2008

Mr. Novoa is an economist with a degree from the Universidad de Chile and holds a Master’s in Business Administration from the University of Chicago. He has held positions in business development, corporate level strategic direction and asset management at a number of Chilean and multinational companies, either as a Board member, Chief Development Officer, Country Manager or CEO. Mr. Novoa currently provides strategic advisory services, and he is also a member of the Board of Directors of Esval, as well as other private companies.

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

Our executive officers as of May 31, 2008 are as follows:

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

Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined the Company in 1988 as Business Development Vice President. In 1989, he became General Manager and later on he became Vice Chairman of the Board of SQM, a position he held from 1989 through January 2000. Mr. de Solminihac was Country Manager for Raychem Corporation. Currently he is a member of the Board of Empresas Melón S.A. and CEM. Mr. de Solminihac is also a member of the Board of Soquimich Comercial.

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

Jaime San Martín L. (2)	Nueva Victoria Operations Senior Vice President	March 2008

Mr. San Martín is a Transportation Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined the Company in 1995 as Project Manager. He became Metallic Mining Development Manager in 1997, and Development Manager in 1998, Business Development and Mining Property Vice President in 1999, Technical Senior Vice President in 2001, and Senior Vice President of Lithium Operations and Mining Affairs in January 2007.

Eugenio Ponce L.	Corporate Commercial Senior Vice President	March 1999

Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso. In 1981, he joined the Company as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. In the past he was member of the Board of IANSA. Currently he is a member of the board of Soquimich Comercial and Vice Chairman of the Board of Pampa Calichera. He is Julio Ponce’s brother.

Mauricio Cabello C. (2)	Nitrates-Iodine Operations Senior Vice President	June 2005

Mr. Cabello is a Mechanical Engineer with a degree from the Universidad de Santiago de Chile. He joined the Company in 2000 as Maintenance Superintendent of SQM Salar. He became Maintenance Manager of SQM's nitrates and iodine operations in 2002 and Production Manager of SQM's nitrates and iodine operations in 2004. He previously worked in various engineering-related positions in Pesquera San José S.A., Pesquera Coloso S.A. and Cintac S.A.

Pauline De Vidts S.	Safety, Health & Environment Senior Vice President	June 2005

Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined the Company in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for these operations in 1998, and in 2001, she became Corporate R&D and Environmental Issues Vice President.

Juan Carlos Barrera P. (2)	Salar and Lithium Operations Senior Vice President	January 2007

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

Daniel Jiménez Sch. (2)	Human Resources and Corporate Affairs Senior Vice President	May 2007

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

6.B. Compensation

Directors are paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven Directors), which is independent of the number of Board sessions held per month. In addition, the Directors receive additional compensation (in Chilean pesos) each year based on a profit-sharing program approved by the shareholders. At the last annual general shareholders meeting of SQM, shareholders defined the percentage of additional compensation to an amount equal to 0.50% of the net income (after amortization of negative goodwill) for the Chairman of the Board and of 0.50% of the net income (after amortization of negative goodwill) for the remaining seven Directors, divided equally among those Directors. Profit-sharing payments are paid in the year following the fiscal year in respect of which they are earned.

During 2007, the total compensation paid to each of our directors who served on the Board during the year was as follows (amounts in Chilean pesos):

	SQM S.A.		SQMC		TOTAL
Name	Meeting (Ch$)	Committee (Ch$)	Meeting (Ch$)	Committee (Ch$)	(Ch$)
Ponce Lerou, Julio	557,486,448	-	67,824,618	-	625,311,066
Büchi Buc, Hernán	80,405,862	5,605,994	-	-	86,011,856
Brownlee, Wayne R.	81,386,996	-	-	-	81,386,996
Eyzaguirre, José María	82,305,947	-	-	-	82,305,947
Silva, José Antonio (1)	80,467,889	11,301,818	-	-	91,769,707
Wallace, Kendrick T.	81,386,996	-	-	-	81,386,996
Yarur, Daniel	81,386,996	12,220,925	-	-	93,607,921
Von Appen, Wolf	83,226,832	-	-	-	83,226,832

Total	873,752,786	29,128,737	67,824,618	-	1,225,007,321

(1) Mr. José Antonio Silva was a member of the Board until April 30, 2008.

For the year ended December 31, 2007, the aggregate compensation paid to our 95 main executives based in Chile was approximately Ch$6,993.5 million.  We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees, based on individual performance, company performance, and short- medium- and long-term indicators. Additionally, in order to provide incentives to key Company executives and to retain such executives, the Company maintains a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to the Company's share price and is payable between 2008 and 2011.

As of December 31, 2007, the Company had a provision related to all of the incentive programs for a total of approximately US$13.5 million.

Regarding the long-term bonus linked to the Company’s share price, as of December 31, 2007 the provision would have increased or decreased by approximately US$550 thousand per each US$1 variation in the Series B share price.  The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B shares on the date as of which the bonuses are paid.

We do not maintain any pension or retirement programs for the members of the Board or our officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM's current Board of Directors has served in their respective office is provided in the discussion of each member of the board above in Item 6.A Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2011. The contracts of our executive officers are indefinite.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors' Committee – Audit Committee

As required by Chilean Law, we have a Comité de Directores (Directors' Committee) composed of three directors, which performs many of the functions of an Audit Committee.

As of May 31, 2008, the Company’s Directors’ Committee was formed by SQM Directors; Mr. Hernán Büchi B., Mr. Eduardo Novoa C. and Mr. Daniel Yarur E. This Committee operates in accordance with article 50 bis of Law Nº18.046, which provides that the Committee shall:

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

Pursuant to the above, these were the main activities of our Directors' Committee during 2007:

a)	Analysis of un-audited financial reports.

b)	Analysis of audited financial reports.

c)
Analysis of reports submitted by external auditors, accounts’ inspectors and rating agencies, and formulation of proposals to the Board of Directors recommending external auditors, accounts’ inspectors and rating agencies that could be designated by the respective Annual General Shareholders’ Meeting.

d)	Analysis of functions, objectives and working programs of the Internal Audit Department.

e)	Analysis of the Company’s Senior Executives remuneration and compensation plans.

f)	Analysis of contracts with related persons, subsidiaries and related companies in Chile and abroad.

g)	Analysis of matters related to the "Sarbanes-Oxley Act" of the U.S.A., especially regarding Section 404.

h)	Analysis of future investments.

In accordance with the provisions of Article 44 of Law No. 18,046, during 2007 the Directors Committee examined the following contracts between the Company and third parties related to one or more of the members of the Board of Directors:

During its session held on April 23, 2007, the Directors Committee analyzed certain sea freight contracts between the “SQM Group” and the “Ultramar Group” and recommended the implementation of the contracts.

During its session held on April 23, 2007, the Directors Committee also analyzed certain operations that SQM S.A. routinely carries out with “Yara” (purchase and sale of products), the “Ultramar Group” (port and maritime transportation services), Travel Security S.A. (airfare and lodging), and Banco BCI and Banco de Chile (operations related to payment of suppliers and others). The Committee recommended the approval of such operations.

Likewise, during its session held on April 23, 2007, the Directors Committee of SQM also analyzed information related to the different operations that SQM routinely carries out with “Kowa” (sales agency) and that refer to Article 89 of Law No. 18.046, which requires transactions between the Company, or its subsidiaries or affiliates, and related parties to be carried out under market terms and conditions.

On April 30, 2008, the Annual General Shareholders Meeting of SQM agreed to pay a monthly remuneration of UF50 to each member of the Directors Committee, regardless of the number of sessions held by the Committee during the period between May 2008 and April 2009, both months included. This remuneration is also independent from what the Committee members obtain as members of the Company’s Board of Directors. At this same meeting, an operating budget for the Directors Committee of UF1,800 was approved.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During 2007, the Directors Committee did not incur any consulting expenses.

Article 50 bis states that the Committee should consist of three directors, of which the majority should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions are remunerated.

Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. executed on December 21, 2006, a “Joint Performance Agreement” that enables them to be considered as the Controller Group of SQM, as that term is defined under Chilean law.

The Joint Performance Agreement in respect of Sociedad de Inversiones Pampa Calichera S.A. includes directly and indirectly Global Mining Investments Chile S.A.

Additionally, the Joint Performance Agreement in respect of Kowa Company Ltd. includes directly and indirectly Kochi S.A., Inversiones La Esperanza (Chile) Ltda. and Inversiones La Esperanza Delaware Corp.

As of May 31, 2008, two of the three members of the Company’s Directors Committee are independent from the Controller Group. This independence statement is defined and required under Chilean law.

On May 24, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

As of May 31, 2008, the members of the audit committee are Hernán Büchi B., Eduardo Novoa C. and Daniel Yarur E. Each of the three members meets the NYSE independence requirements for audit committee members.

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

Section	NYSE Standards	SQM practices pursuant to Chilean regulations
303A.07	The audit committe must have a minimum of three members. Each of them must satisfy requirements of independence and the committee must have a written charter.
Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’ Committee (see Board practices above) with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans involving directors, executives, employees, or other service providers.
SQM does not have equity compensation plans. However, as mentioned in Item 6.B Compensation, the Company does have a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to the Company’s share price. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

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

303A.12
Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of Section 303A; and (c) must submit an executed Written Affirmation annually to the NYSE.
Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

6.D. Employees

As of December 31, 2007, we had 3,746 permanent employees, of whom 231 were employed outside of Chile. The average tenure of our full time employees is approximately 8.8 years.

	2007	2006	2005	2004	2003
Permanent employees	3,746	3,745	3,672	3,418	3,455
Employees in Chile	3,515	3,415	3,350	3,138	3,154
Employees outside of Chile	231	330	322	280	301

Of our permanent employees in Chile, 64% are represented by 31 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

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

We have experienced no strikes or significant work stoppages in the last 13 years and consider the relationship with our employees to be good. In 2006, SQM commenced negotiations with its unions with the objective of having all collective bargaining agreements renegotiated for a new three-year period. This collective bargaining process was completed successfully in 2007, and each union has a collective bargaining agreement that lasts for three years. The first agreement expires on September 30, 2009.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made, affecting companies that hire subcontractors to provide certain services. This new law, known as the “Law on Subcontracting”, established a new requirement that applies in the event of accidents in the workplace. The law states that when a serious accident occurs, the company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures the company must take to prevent future risks. Work may not be resumed until the company has taken the prescribed measures The period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this new law could have a material adverse effect on our business, financial condition or results of operations.

6.E. Share Ownership

As of May 31, 2008, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan, Inc. (“PCS”) indirectly controls 100% of the stock of Inversiones el Boldo Limitada and 100% of the stock of Inversiones RAC Limitada. Through these companies, PCS controls 32.00% of the total share of SQM.

As of May 31, 2008, SQM has also been informed -i- that Mr. Julio Ponce L. and related persons control 100% of the total shares of Inversiones SQ S.A. -ii- that Inversiones SQ S.A. controls 100% of the total shares of Inversiones SQYA S.A. and -iii-that Inversiones SQYA S.A. currently, and indirectly, control 32.00% of the total shares of SQM. The above, considering -a- that Inversiones SQYA S.A. controls 94.28% of the total shares of Norte Grande S.A., that Norte Grande S.A. controls 82.09% of the total shares of Sociedad de Inversiones Oro Blanco S.A., that Sociedad de Inversiones Oro Blanco S.A controls 79.86% of the total shares of Sociedad de Inversiones Pampa Calichera S.A. and that Sociedad de Inversiones Pampa Calichera S.A. and its subsidiary Global Mining Investments (Chile) Ltda. ultimately control 32.00% of the total shares of SQM.

On December 21, 2006, Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. -the latter being owner, directly and indirectly, of 2.03% of the total shares of SQM as of May 31, 2008 - executed a Joint Performance Agreement that allows them to currently control 34.03% of the total shares of SQM. As a result of this Agreement, the “group” led by Mr. Julio Ponce L. became the Controller Group of SQM, as that term is defined under Chilean law.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
May 31, 2008	34.03%
December 31, 2007	34.03%
December 31, 2006	32.28%

As of December 31, 2007, Yara International ASA owned 49% of the shares of Inversiones SQYA S.A., which in turn, indirectly owned 32.00% of the shares of SQM S.A. On April 21, 2008, Yara International ASA sold 100% of the shares it held in Inversiones SQYA S.A. to Mr. Julio Ponce. As a result, as of May 31, 2008, Mr. Julio Ponce’s direct and indirect stake in SQM, through the company Sociedad de Inversiones Pampa Calichera S.A., was 32.00%. The total stake held by the Controller Group, including Sociedad de Inversiones Pampa Calichera S.A. and Kowa Group, as of May 31, 208 was 34.03%.

No other director or executive officer owns more than 1% of each share class of the Company as of May 31, 2008. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed. Directors and executive officers as a group own 0.003% of total shares.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of May 31, 2008 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or SVS) and the Chilean Stock Exchange.

Shareholder	Number of Series A Shares Beneficially Owned	% Series A Shares	Number of Series B Shares Beneficially Owned	% Series B Shares	% Total Shares
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	57,934,256	40.56%	12,490,092	10.38%	26.76%
Inversiones El Boldo Ltda. (3)	44,582,453	31.22%	17,740,419	14.74%	23.68%
The Bank of New York	53,850	0.04%	45,265,853	37.56%	17.20%
Inversiones RAC Chile Ltda. (3)	19,200,242	13.44%	2,699,773	2.24%	8.32%
Inversiones Global Mining (Chile ) Limitada. (1)	13,798,539	9.66%	-	0.00%	5.24%
AFP Habitat S.A. (4)	-	0.00%	6,761,211	5.62%	2.57%
AFP Provida S.A. (4)	-	0.00%	6,421,524	5.33%	2.44%
AFP Capital S.A. (4)	9,335	0.01%	5,418,113	4.50%	2.06%
Kowa Group (5)	5,292,450	3.71%	50,000	0.04%	2.03%
Banco de Chile por Cuenta de Terceros	-	0.00%	5,270,961	4.38%	2.00%

(1)
Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control Inversiones SQ Holding S.A, which in turn, beneficially owns 100% of Inversiones SQYA S.A. Inversiones SQYA S.A. indirectly controls and beneficially owns Sociedad de Inversiones Pampa Calichera S.A., which in turn owns 100% of Global Mining Investments (Chile) S.A. Therefore, Mr. Ponce and related persons beneficially own through the above entities 84,222,887 shares constituting 32.00% of the total shares of SQM. The stake held by Mr. Ponce and related parties as of December 31, 2007, 2006 and 2005 was, respectively, 32.00%, 30.26%, and 24.96% of the total shares of SQM.

(2)
Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market. Approximately 36 of our employees are shareholders of Pampa Calichera, either directly or indirectly.

(3)
Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., being therefore the beneficial owner of 84,222,887 SQM's shares that represent 32.00% of SQM's total shares. The stake held by Potash Corporation of Saskatchewan as of December 31, 2007, 2006, and 2005 was, respectively, 32.00%, 24.99%, and 24.99% of the total shares of SQM.

(4)	AFPs are legal entities that manage pension funds in Chile.
(5)	Kowa Group represents the companies Kowa Co. Ltd, Kochi S.A., La Esperanza Delaware Corporation and Inversiones La Esperanza (Chile) Ltda.

As of December 31, 2007, Yara International ASA owned 49% of the shares of Inversiones SQYA S.A., which in turn, indirectly owned 32.00% of the shares of SQM S.A. On April 21, 2008, Yara International ASA sold 100% of the shares it held in Inversiones SQYA S.A. to Mr. Julio Ponce. As a result of this sale, as of May 31, 2008, Mr. Julio Ponce owned 100% of the shares of Inversiones SQYA S.A.

On December 21, 2006, Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. -the latter being owner, directly and indirectly, of 2.03% of the total shares of SQM as of May 31, 2008 - executed a Joint Performance Agreement that allows them to currently control 34.03% of the total shares of SQM. As a result of this Agreement, the “group” led by Mr. Julio Ponce L. became the Controller Group of SQM, as that term is defined under Chilean law.

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

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 Export Sales

We derive most of our revenues from sales outside of Chile. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2007	2006	2005

Foreign sales	954,641	878,066	739,924
Total sales	1,187,527	1,042,886	895,970

% of foreign sales	80.39%	84.20%	82.60%

8.A.7 Legal Proceedings

In September 2005, Electroandina S.A., one of our main electricity suppliers, commenced an arbitration proceeding against us. The complaint sought the early termination, partial amendment or temporary suspension of the electricity supply agreement entered into between Electroandina and SQM on February 12, 1999, and the revision of the tariffs agreed to in such electricity supply agreement. As of December 2007, this proceeding had been settled, and the prices of energy to be paid by SQM were adjusted upwards, in line with increases in variable generation costs.

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

The Board of Directors has followed a policy of paying a single dividend ranging from 50% to 65% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. During 2008, at the Annual Ordinary Shareholders' Meeting held on April 27, 2007, the shareholders approved a single dividend with respect to 2007 of Ch$204.13794 (US$0.44459) per share, equal to 65% of the net income before amortization of negative goodwill for that year. This dividend was paid in full on May 12, 2008. The Board of Directors also reaffirmed for 2008 a dividend policy that authorizes distribution of cash dividends in an amount equal to 65% of our net income before amortization of negative goodwill for the year. The Board of Directors currently expects to recommend that such dividend be paid in a single distribution in May 2009.

We generally declare dividends in U.S. dollars (but may declare dividends in Chilean Pesos) and pay such dividends in Chilean Pesos. When a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean Pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared.

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

Dividends		Per Share	Per ADS (1)
Declared for the business year	Paid in	Ch$	US$

2003	2004	55.05	0.088
2004	2005	106.56	0.182
2005	2006	145.11	0.279
2006	2007	183.96	0.349
2007	2008	204.14	0.445

(1)
The ratio of ordinary shares to Series A ADSs was 10:1 for all periods reflected in the table. The Series A ADSs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADSs changed from 10:1 to 1:1 on March 28, 2008. The calculation in the table for all periods is based on the ratio of 1:1.

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

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

Price History

The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADSs as reported by the NYSE, as the two main exchanges on which our shares are traded. On March 27, 2008, the Company voluntarily delisted its series A ADRs from the New York Stock Exchange. In addition, on March 28, 2008, a ratio change for the Company’s series B ADRs entered into effect, modifying the ratio of ordinary shares to series B ADRs from the previous ratio of 10:1 to a new ratio of 1:1.

(a) Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2003	3,050	1,630	2,995	1,580	47.10	22.00	4.62	3.97
2004	3,900	2,350	3,580	2,160	68.00	37.05	6.28	3.30
2005	7,000	3,600	7,170	3,269	129.40	66.80	13.34	5.75
2006	7,100	5,220	7,347	5,000	137.5	93.15	13.95	8.99
2007	12,100	7,100	9,985	6,800	234.80	135.00	20.04	12.50

(b) Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2006
First quarter	6,000	5,599	6,390	5,540	115.50	105.02	12.25	10.99
Second quarter	5,950	5,220	6,001	5,000	109.01	93.15	11.63	8.99
Third quarter	6,000	5,300	6,190	5,300	104.95	99.35	11.51	9.67
Fourth quarter	7,100	6,000	7,347	6,240	137.50	105.20	13.95	11.67

2007
First quarter	7,600	7,100	7,830	6,800	142.95	136.95	14.60	12.50
Second quarter	9,050	7,100	9,152	6,800	180.95	136.95	17.20	12.50
Third quarter	12,100	9,050	9,160	7,650	228.75	175.10	17.62	14.10
Fourth quarter	12,100	12,100	9,985	8,042	234.80	219.75	20.04	15.89

2008
First quarter	12,600	12,100	10,658	6,750	290.00	226.00	24.25	14.77
Second quarter (through May 31)	17,000	12,600	17,688	10,500	-	-	36.91	23.98

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2007	12,100	12,100	9,319	8,042	223.75	219.75	18.75	15.93
January 2008	12,100	12,100	8,750	6,750	233.95	226.00	17.72	14.77
February 2008	12,100	12,100	9,200	7,749	290.00	230.51	20.05	16.18
March 2008	12,600	12,100	10,658	8,470	271.00	270.00	24.25	18.98
April 2008	16,000	12,600	14,052	10,500	-	-	30.90	23.98
May 2008	17,000	16,000	17,688	12,664	-	-	36.91	27.04

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)
Series B shares began trading on the New York Stock Exchange in September 1993. Historical prices have been restated to reflect the change in the ratio of local shares to ADRs from 10:1 to 1:1, effective March 28, 2008.

As of May 31, 2008, there were 5,385 Series A and 45,212,003 Series B ADSs (equivalent to 53,850 Series A shares and 45,212,003 Series B shares, respectively) outstanding held by 1 holder of record for Series A ADSs and 23 holders of record for the Series B ADSs. As of May 31, such ADSs represented approximately 17.20% of the total number of issued and outstanding shares of our Company.

Although the Series A ADSs were voluntarily delisted from the New York Stock Exchange, there are still Series A ADSs outstanding. When the Company decided to delist the Series A ADSs and terminate the Series A ADR program, holders were notified that they had 90 days to decide to sell their shareholding or exchange their ADSs for the underlying local shares. After that 90-day period, the Depositary Bank has one year (until June 2009) to attempt to sell the local shares underlying the outstanding ADSs in the Chilean market.

9.B Plan Of Distribution

Not Applicable

9.C Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange), and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of December 31, 2007, each series was also traded on the New York Stock Exchange in the form of ADSs, where each ADS represented 10 underlying shares of the corresponding series. On February 26, 2008, the Company’s Board of Directors voted to voluntarily delist the Series A ADSs from the New York Stock Exchange, due to the low trading volume of those shares. On the same date, the Board of Directors also approved a ratio change for the Series B ADSs, modifying the previous ratio of 10 ordinary shares to 1 ADS to a new ratio of 1:1. The Series A ADSs were delisted on March 27, 2008, and the Series B ratio change entered into effect on March 28, 2008. Prior to their delisting, the ADSs representing Series A shares traded on the NYSE beginning on April 9, 1999. The ADSs representing Series B shares have traded on the NYSE since September 21, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

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

Shareholders’ meetings

Article 29 of the Company's By-laws states that the call to a Shareholders’ Meeting, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders’ Meeting, and in the way and under the conditions indicated by the Regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed thereat. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any Shareholders’ Meeting shall be delivered to the Chilean Securities Commission (SVS), at least fifteen days in advance of such meeting.

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

10.C. Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•
On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. The term of this contract extends through February 12, 2009. SQM has two three-year renewal options. Early termination of the contract is subject to payment of non-amortized investments.

•
On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract extends through March 20, 2017, and early termination is subject to penalties.

•
On January 13, 1998, SQM Nitratos S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract extends through January 31, 2013. Early termination of the contract is subject to payment of non-amortized investments.

•
On May 22, 2001, SQM S.A. entered into a Natural Gas Supply agreement with Distrinor S.A. The term of this contract extends through May 21, 2011. Early termination of the contract is subject to payment of non-amortized investments. SQM pays a fixed annual amount (amortization of investments), and when we receive gas, we pay the corresponding amounts. However, in 2007 we received practically no gas, and we expect this situation to continue during 2008.

During 2006 and 2007, both Norgener and Electroandina sought relief from the terms of their electricity supply agreements, arguing that certain unforeseen events had restricted the supply and increased the price of gas from Argentina. As of December 2007, in the case of Norgener, an agreement was reached among the parties, whereas in the case of Electroandina, an arbitrator determined the resolution of the dispute. In both case the prices of energy to be paid by SQM were adjusted upwards, in line with increases in variable generation costs. For further information on the current energy supply situation in Chile, see Item 3. D. Risk factors.

In addition, the Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company's results of operations.

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

The Central Bank must be informed of any incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside of Chile. As of December 31, 2007, we had one long-term loan outstanding obtained in the international markets (through a Rule 144A offering of US$200 million). Additionally Royal Seed Trading Corporation, a wholly owned subsidiary, has two syndicated loans for an amount US$180.0 million outstanding, which are fully guaranteed by us.

The Central Bank has been informed about the guarantee given to Royal Seed. Accordingly, any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The dividends distributed by the Company corresponding to the business year 2007 were dividends considered taxable, and the total tax retention rate was approximately 28%.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local exchange, in other authorized stock exchanges, or within the process of a public tender of common shares governed by the Chilean Securities Market Act. The common shares must also have been acquired either on a stock exchange, within the referred process of a public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Common shares are considered to have a high presence in the stock exchange when they: a) are registered in the Securities Registry b) are registered in a Chilean Stock Exchange, c) have an adjusted presence equal to or above 25%.

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

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax consequences to beneficial owners arising from the acquisition, ownership and disposition of the Series A shares and the Series B shares, together the "shares" and the ADSs. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the "Code", the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (a) an individual who is a United States citizen or resident, (b) a corporation or partnership created or organized under the laws of the United States or any political subdivision thereof, or (c) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (d) a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(A) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

The term "Non-U.S. Holder" means, for purposes of this discussion, a beneficial owner of shares or ADSs that is not a U.S. holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.

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

For purposes of applying U.S. federal income tax law, any beneficial owner of an ADS generally will be treated as the owner of the underlying shares represented thereby.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE ADVISED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS FORM 20-F IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH INVESTORS UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS INCLUDED BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Cash Dividends and Other Distributions

The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Considerations”. The gross amount of a distribution with respect to shares or ADSs generally will be treated as a taxable dividend to the extent of the Company's current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company's current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the shares or ADSs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company's current and accumulated earnings and profits by US$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder's tax basis in the shares or ADSs equals or exceeds US$10.00. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should assume that any cash distribution made by us will be treated as a dividend for U.S. federal income tax purposes.

If a dividend distribution is paid in Chilean pesos, the amount includable in income will generally be the U.S. dollar value, on the date of receipt by the U.S. Holder in the case of the shares or by the depositary in the case of the ADSs, of the peso amount distributed, regardless of whether the payment is actually converted into U.S. dollars. The amount of any distribution of property other than cash will be fair market value of such property on the date of distribution. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includable in the income of the U.S. Holder to the date the pesos are converted into U.S. dollars will be treated as ordinary income or loss.

A dividend distribution will be treated as foreign source income and will generally be classified as "passive category income" or in the case of certain U.S. Holders “general category income" for U.S. foreign tax credit purposes. If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities. As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income. A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments. The rules relating to the determination of the U.S. foreign tax credit are complex, and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADSs.

Subject to the discussion below under “Information reporting and Backup Withholding”, if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder's tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes. Gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S.-source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a share or ADS.

Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder of ADSs or shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or shares unless, in general (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after apply certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from the sale of stock (including gains from the sale of stock of certain subsidiaries), partnership interest, securities or commodities.

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2007. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC, a U.S. Holder of shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADSs).

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADSs and the proceeds of sale or other disposition of the shares or ADSs within the United States by certain non-corporate holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding at a rate of 28% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by United States law and applicable regulations. U.S. information reporting and backup withholding of U.S. federal income tax at a rate of 28% may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder's federal income tax liability upon furnishing the required information to the IRS.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEIR PARTICULAR CIRCUMSTANCES.

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

Interest Rate Risk. As of December 31, 2007, we had approximately 37% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition. We also maintain the majority of our short-term financial debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

	Expected Maturity Date
On Balance Sheet Financial Instruments	2008	2009	2010	2011	2012 and thereafter	Total	Fair Value
(in thousands of U.S. dollars)

Fixed Rate (US$)	23,094	22,775	22,471	22,167	367,446	457,953	313,845
200m US$ bond - Int. rate: 6.125%	12,250	12,250	12,250	12,250	255,125	304,125	211,668
3m UF bond swapped to US$ at 5.84% (1)	10,844	10,525	10,221	9,917	112,321	153,828	102,177

Variable Rate (US$)	7,436	7,540	104,570	84,096	-	203,643	179,665
100m US$ loan – Avg. Int.: 4.083%	4,052	4,230	100,954	-	-	109,236	99,692
80m US$ loan – Avg. Int.: 4.441%	3,384	3,310	3,616	84,096	-	94,407	79,972

Total	30,531	30,315	127,041	106,263	367,446	661,596	493,510

(1) UF-bond fully hedged, under Chilean GAAP, to US$ with a Cross Currency Swap (CCS). Cash flows expressed in their nominal currency are presented below:

	Expected Maturity Date
	2008	2009	2010	2011	2012 and thereafter	Total	Fair Value
3M UF Bond - Int. rate 4.00%
SQM pays bondholders (UF)	261,398	255,456	249,515	243,574	2,940,665	3,950,607	2,985,272
Cross Currency Swap
CCS UF Int. rate 4.00% - SQM receives (UF)	-261,398	-255,456	-249,515	-243,574	-2,940,665	-3,950,607	-2,985,272
CCS US$ Int. rate 5.84% - SQM pays (US$)	10,844	10,525	10,221	9,917	112,321	153,828	102,177

Exchange Rate Risk. Although the U.S. dollar is the primary currency in which we transact our businesses, our operations throughout the world expose us to exchange rate variations for non-U.S. dollar currencies. Therefore, fluctuations in the exchange rate of such local currencies may affect our financial condition and results of operations. To lessen these effects, we maintain derivative contracts to protect the net difference between our principal assets and liabilities for currencies other than the U.S. dollar. These contracts are renewed periodically depending on the amount covered in each currency. Aside from this, we do not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the euro and Chilean peso. We estimate annual sales in euros and expenses in Chilean pesos and secure the exchange difference with derivative contracts.

As of December 31, 2007 and 2006 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2007	2006
	Th US$	Th US$
Chilean pesos	36,975	(41,922)
Brazilian real	(1,281)	(1,332)
Euro	31,730	27,167
Japanese yen	692	730
Mexican pesos	(2,900)	1,587
South African rand	8,346	11,676
Dirhams	10,012	13,554
Other currencies	8,584	7,854

Total, net	92,158	19,314

As of December 31, 2007, we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately UF 2.85 million (US$97.5 million), 9.5 million euros (US$13.92 million), and 32 million South African Rands (US$4.70 million), and forward exchange contracts to buy Chilean pesos and sell U.S. dollars for approximately 38,161.15 million Chilean pesos (US$76.8 million).

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2007. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2007. This attestation report appears on pages F-2 and F-3 under Item 18 Financial Statements.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

On June 17, 2008, the Board of Directors determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under Sarbanes-Oxley Act of 2002.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to the Chief Executive Officer, the Chief Financial Officer and the Internal Auditor, as well as, to all our officers and employees. Our Code adheres to the definition set forth in Item 16B of Form 20-F under the Exchange Act.

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

	Year ended December 31,
	2007	2006
Audit fees	1,061.6	859.5
Audit-related fees	41.2	-
Tax fees	78.1	202.5
Other fees	114.3	84.00
Total fees	1,295.1	1,146.0

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19. EXHIBITS
(a) Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2007	F-2

Consolidated Financial Statements:

Audited Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4

Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2007, 2006 and 2005	F-6

Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2007, 2006 and 2005	F-7

Notes to the Audited Consolidated Financial Statements	F-9

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

Date: June 27, 2008

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2007 and 2006
and for each of the three years in the period ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2007	F-2

Consolidated Financial Statements:
Audited Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2007	F-6
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2007	F-7
Notes to the Audited Consolidated Financial Statements	F-9

US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
ThEuro	-	Thousands of Euros
UF	-
or Unidad de Fomento. The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 29 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008, except for internal control over financial reporting related to Notes 28 and 29 of the 2007 consolidated financial statements as to which the date is June 20, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 25, 2008
(Except for Notes 28 and 29 for which the date is June 20, 2008)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited Sociedad Química y Minera de Chile S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sociedad Química y Minera de Chile S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Sociedad Química y Minera de Chile S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 25, 2008, except as to Notes 28 and 29 as to which the date is June 20, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.
[sig]

Santiago, Chile
February 25, 2008
(Except for internal control over financial reporting related to Notes 28 and 29 of the 2007 consolidated financial statements as to which the date is June 20, 2008)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

		As of December 31,
ASSETS	Note	2007	2006
		ThUS$	ThUS$
Current assets
Cash and cash equivalents		164,212	183,943
Trade accounts receivable, net	4	224,444	177,406
Other accounts receivable, net	4	6,249	4,857
Accounts receivable from related companies	5	61,042	65,640
Inventories, net	6	387,768	365,499
Recoverable taxes		31,322	32,830
Prepaid expenses		4,197	3,885
Other current assets		24,720	11,815
Total current assets		903,954	845,875

Property, plant and equipment, net	7	983,449	916,928

Other Assets
Investments in related companies	8	23,935	18,329
Goodwill, net	9	34,236	36,331
Negative goodwill, net	9	(1,291)	(1,928)
Intangible assets, net		3,814	4,523
Long-term accounts receivable, net	4	604	388
Long-term accounts receivable from related companies	5	2,000	2,000
Other long-term assets	10	35,618	48,756
Total other assets		98,916	108,399

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

		As of December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2007	2006
		ThUS$	ThUS$
Current liabilities
Short-term bank debt	11	1,806	58,350
Current portion of long-term bank debt	11	801	828
Current portion of bonds payable	12	8,868	5,540
Dividends payable		531	264
Accounts payable		99,030	80,810
Notes and accounts payable to related companies	5	6,880	5,807
Accrued liabilities	13	22,314	16,404
Withholdings		22,931	11,386
Income taxes		9,514	8,722
Deferred income		10,858	4,065
Deferred income taxes	14	6,214	4,088
Other current liabilities		2,675	1,378
Total current liabilities		192,422	197,642

Long-term liabilities
Long-term bank debt	11	180,000	180,000
Bonds payable	12	306,651	300,724
Deferred income taxes	14	55,409	47,361
Long-term accrued liabilities	15	22,671	19,464
Other long-term liabilities		731	849
Total long-term liabilities		565,462	548,398

Minority interest	16	45,999	39,213

Commitments and contingencies	23	-	-

Shareholders' equity
Paid-in capital	17	477,386	477,386
Other reserves	17	163,442	155,190
Retained earnings	17	541,608	453,373
Total Shareholders' equity		1,182,436	1,085,949
Total Liabilities and Shareholders' equity		1,986,319	1,871,202

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Income
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31,
	Note	2007	2006	2005
		ThUS$	ThUS$	ThUS$
Operating income

Sales		1,187,527	1,042,886	895,970
Cost of sales		(857,765)	(753,336)	(652,901)
Gross margin		329,762	289,550	243,069
Selling and administrative expenses		(70,273)	(69,662)	(61,878)
Operating income		259,489	219,888	181,191

Non-operating income and expense

Non-operating income	19	25,948	19,293	16,433
Non-operating expenses	19	(53,032)	(55,341)	(50,755)
Non-operating loss		(27,084)	(36,048)	(34,322)

Income before income taxes, minority interest and amortization of negative goodwill		232,405	183,840	146,869

Income tax expense	14	(48,592)	(37,916)	(32,527)

Income before minority interest and amortization of negative goodwill		183,813	145,924	114,342

Minority interest	16	(3,792)	(4,715)	(1,039)

Income before amortization of negative goodwill		180,021	141,209	113,303

Amortization of negative goodwill	9	-	68	203

Net income for the year		180,021	141,277	113,506
The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31
	Note	2007	2006	2005
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income		180,021	141,277	113,506
Charges (credits) to income not representing cash flows:
Depreciation expense	7	97,826	90,354	70,054
Amortization of intangible assets		712	915	498
Write-offs and accruals		34,063	16,512	17,034
Equity participation in net income of unconsolidated investees		(3,643)	(2,314)	(3,073)
Equity participation in net losses of unconsolidated investees		77	362	477
Amortization of goodwill	9	2,252	2,229	2,070
Amortization of negative goodwill	9	-	(68)	(203)
Loss (gain) on sales of assets		87	(809)	216
Gains on sale of investment		(1,316)	(732)	-
Other credits to income not representing gash flows	22	(1,745)	(2,762)	(10,109)
Other charges to income not representing cash flows	22	108,075	82,333	87,689
Foreign currency exchange and price-level restatement, net		(2,212)	2,263	3,804
Net changes in operating assets and liabilities:
Accounts receivable		(25,830)	(240)	(15,838)
Inventories		(34,983)	(46,730)	(58,807)
Other assets		(6,437)	7,917	(10,783)
Accounts payable		(4,000)	(23,359)	(6,520)
Interest payable		582	2,968	349
Net income taxes payable		(23,541)	(49,515)	(25,620)
Other accounts payable		(2,760)	(10,840)	(10,517)
VAT and taxes payable		(9,726)	6,724	(3,282)
Minority interest	16	3,792	4,715	1,039
Net cash provided by operating activities		311,294	221,200	151,984
Cash flows from financing activities
Proceeds from bank loans		-	259,257	185,000
Proceeds from issuance of bonds		-	299,833	-
Payments of dividends		(94,910)	(74,566)	(51,732)
Repayment of bank loans		(57,089)	(406,282)	(6,000)
Payment of bonds		(5,131)	-	-
Payment of expenses for the issuance and placement of bonds payable		-	(6,629)	-
Net cash provided by (used in) financing activities		(157,130)	71,613	127,268
Cash flows from investing activities
Sales of property, plant and equipment		2,498	10,289	2,546
Sales of investments in related companies		1,478	5,790	-
Other investing income		399	500	1,345
Additions to property, plant and equipment		(165,640)	(175,788)	(185,603)
Capitalized interest		(12,388)	(10,948)	(5,140)
Purchase of permanent investments, net of cash acquired of ThUS$ 0, ThUS$ 24,311, 836 and 242 respectively		-	(88,885)	(12,026)
Other disbursements		(513)	(504)	(668)
Net cash used in investing activities		(174,166)	(259,546)	(199,546)
Effect of inflation on cash and cash equivalents		271	2,720	1,497
Net change in cash and cash equivalents		(19,731)	35,987	81,203
Beginning balance of cash and cash equivalents		183,943	147,956	66,753
Ending balance of cash and cash equivalents	2e)	164,212	183,943	147,956

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

	For the years ended December 31
	2007	2006	2005
	ThUS$	ThUS$	ThUS$
Supplemental cash flow information:
Interest paid	33,441	37,884	20,315
Income taxes paid	43,666	49,515	22,330
Capital lease obligation	315	274	204

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

References herein to “Parent Company” are to Sociedad Química y Minera de Chile S.A. and references herein to the “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A. together with its consolidated subsidiaries and the companies in which Sociedad Química y Minera de Chile S.A. holds significant equity interest.

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

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. and all majority-owned subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). All significant inter-company transactions and balances have been eliminated in the consolidation.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements (continued)

The majority-owned subsidiaries of SQM S.A. as of December 31, 2007, 2006 and 2005 are as follows:

	Direct or indirect ownership
	2007	2006	2005
Foreign subsidiaries:	%	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00	100.00
Soquimich SRL (Argentina)	100.00	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00	100.00
North American Trading Company (USA)	100.00	100.00	100.00
SQM Perú S.A.	100.00	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	-	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00	100.00
SQM Ecuador S.A.	100.00	100.00	100.00
Cape Fear Bulk LLC (USA)	-	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00	100.00
SQM Brasil Ltda.	100.00	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00	100.00
SQM Japan K.K.	100.00	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00	100.00
SQM France S.A.	100.00	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00	100.00
SQM Indonesia	80.00	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Venezuela S.A.	100.00	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	-	-	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00	100.00
SQM Nitratos México S.A. de C.V. (Mexico)	51.00	51.00	51.00
Fertilizantes Naturales S.A. (Spain)	66.67	66.67	50.00
Iodine Minera B.V. (Holland)Fertilizantes Naturales S.A. (Spain) (1)	100.00	100.00	-
SQM Dubai – Fzco (United Arab Emirates).	100.00	100.00	100.00

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006	2005
Domestic subsidiaries:	%	%	%
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64	60.64
Isapre Norte Grande Limitada	100.00	100.00	100.00
Almacenes y Depósitos Limitada	100.00	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00	51.00
SQM Nitratos S.A.	99.99	99.99	99.99
Proinsa Limitada	60.58	60.58	60.58
SQM Potasio S.A.	100.00	100.00	100.00
SQMC International Limitada	60.64	60.64	60.64
SQM Salar S.A.	100.00	100.00	100.00
SQM Industrial S.A	100.00	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00	-
Exploraciones Mineras S.A.	100.00	100.00	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00	-
Comercial Hydro S.A.	60.64	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

b) Period presented

These consolidated financial statements have been prepared as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – Summary of Significant Accounting Policies (continued)

c) Reporting currency and price-level restatement

The financial statements of the Company are prepared in US dollars since a significant portion of the Company’s operations are transacted in that currency. The US dollar is considered the currency of the primary economic environment in which the Company operates.

Under Chilean GAAP, the Parent Company and those subsidiaries which maintain their accounting records in US dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation in Chile.

In accordance with Chilean GAAP the financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (7.4% and 2.1% in 2007 and 2006, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-US dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Values for the UF are as follows (US dollar per UF):

US$

December 31, 2005	35.07
December 31, 2006	34.44
December 31, 2007	39.49

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to US dollars at the observed exchange rates determined by the Central Bank of Chile as of each year-end. The observed exchange rates of Chilean pesos were Ch$ 496.89 per US$1 at December 31, 2007 and Ch$ 532.39 per US$1 at December 31, 2006.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in US dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64 and BT 72”) as follows:

•         Domestic subsidiaries

For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-
Balance sheet accounts are translated to US dollars at the year-end exchange rate without eliminating the effects of price-level restatement. The assets and liabilities were translated into US dollars at the exchange rates as of the respective balance sheet dates of Ch$ 496.89 and Ch$ 532.39 per US$ 1 as of December 31, 2007 and 2006, respectively.

-
Income statement accounts are translated to US dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to US dollars at the average exchange rate for each month.

-	Translation gains and losses, as well as effects of the price-level restatement are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1697 of the SVS.

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

-
Income and expense accounts, except for such accounts that are calculated using historical rates (e.g. depreciation and amortization) are translated at average exchange rates between the US dollar and the local currency each month.

-	Any exchange differences are included in the results of operations for the period.

Foreign exchange differences for the years ended December 31, 2007, 2006 and 2005 generated net gains (losses) of ThUS$ 2,212, ThUS$ (2,263) and ThUS$ (3,804) respectively, which have been recorded in the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at December 31, as follows:

	As of December 31,
	2007	2006	2005
	US$	US$	US$
Brazilian Real	1.77	2.14	2.34
New Peruvian Sol	2.99	3.19	3.43
Argentine Peso	3.15	3.06	3.03
Japanese Yen	114.15	119.11	118.07
Euro	0.87	0.76	0.85
Mexican Peso	10.90	10.88	10.71
Indonesian Rupee	9,830.04	9,830.04	9,290.00
Australian Dollar	1.15	1.27	1.36
Pound Sterling	0.51	0.51	0.52
Ecuadorian Sucre	1.00	1.00	1.00
South African Rand	6.81	6.99	6.33

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

	As of December 31,
	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Cash	18,236	20,915	13,273
Time deposits	85,523	32,707	1,483
Mutual funds	60,453	130,321	132,303
Repurchase agreements	-	-	897
Total	164,212	183,943	147,956

f)	Time deposits

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, as applicable.

g)	Allowance for doubtful accounts

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

Inventories are stated net of allowances for obsolete and unsaleable items determined based on technical studies of inventory conditions and usefulness.

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

The Company obtains property rights and mining concessions from the Chilean state. The property rights are usually obtained without initial cost (other than minor filing fees) and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid expenses and are amortized on a straight-line basis over the following twelve months. Values attributable to mining concessions acquired from parties other than the Chilean state are recorded in property, plant and equipment.

k) Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars No. 368 and 1697 and Technical Bulletins No. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional equity share in the net income or net loss of each investee is recognized in non-operating income and expenses in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with related companies.

The translation adjustment resulting from conversions of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos to US dollars is recognized in other reserves within shareholders’ equity (other comprehensive income). Direct and indirect investments in foreign subsidiaries or affiliates are controlled in US dollars.

Investments in which the Company has less than 20% participation, and the capacity to exert significant influence over the investment, because SQM has appointed a member of its Board of Directors, have been valued using the equity method.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

l) Goodwill and negative goodwill

Until December 31, 2003, goodwill was calculated as the excess of the purchase price of acquired companies over book value of their net assets, whereas negative goodwill arose when the net assets acquired exceeded the purchase price. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changed the basis for accounting for goodwill and negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in a business combination in order to determine goodwill or negative goodwill.

Goodwill and negative goodwill resulting from acquisitions of equity method investments are controlled in the same currency in which the investment to which it relates is measured.

Both goodwill and negative goodwill are amortized based on the estimated period of investment return, which is generally 20 and 10 years for goodwill and negative goodwill, respectively. Negative goodwill recognized on the acquisition of Minera Nueva Victoria S.A. relates to the mining concessions held by this company. This negative goodwill will be amortized in the same period as the underlying concessions once the Company starts to extract minerals from the Minera Nueva Victoria’s deposits.

m) Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a maximum period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

n) Mining development cost

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production are capitalized under Other long-term assets and amortized using a units-of-production method over the associated proven and probable reserves estimations. The Company determines its proven and probable reserves based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate mineral volumes and composition.

All other mine exploration costs, including expenses related to low grade mineral resources rendering the reserves not economically exploitable, are charged to the results of operations in the period in which they are incurred.

o) Staff severance indemnities

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service based on average employee tenure of 24 years and a real annual discount rate of 8%.

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

u) Computer software

Cost related to computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 issued by the SVS, computer systems acquired by the Company are recorded at cost and amortized over their estimated useful lives.

v) Research and development expenses

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

x) Provisions for mine closure costs

The Company recognizes provisions to cover costs associated with closure of mining facilities and mitigation of environmental damage according to the best estimation of the required expenses. The amount determined is presented under Accrued expenses in Long-term liabilities.

y) Deferred income

Deferred income relates to the recognition of documented sales, the delivery of which occurs subsequent to the balance sheet date.

z) Employee Benefits

Employee benefits - other than staff severance indemnities - that are set forth under specific contracts are recognized in the financial statements on an accrual basis.

Note 3 - Changes in Accounting Estimates

During the period ended December 31, 2007, there were no changes in the application of generally accepted accounting principles in Chile compared to the prior year that could significantly affect the interpretation of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 - Short-Term and Long-Term Accounts Receivable

a)	Short-term and long-term accounts receivable and other accounts receivable as of December 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		And 1 year		Short-term (net)
	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term receivables
Trade accounts receivable	118,229	95,111	52,444	41,743	170,673	136,854
Allowance for doubtful accounts					(6,203)	(7,419)
Notes receivable	43,784	50,859	19,459	354	63,243	51,213
Allowance for doubtful accounts					(3,269)	(3,242)
Total trade accounts receivable and notes receivable, net					224,444	177,406

Other accounts receivable	7,355	5,582	71	407	7,426	5,989
Allowance for doubtful accounts					(1,177)	(1,132)
Other accounts receivable, net					6,249	4,857

Long-term receivables					604	388

b)	Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

At January 1,	11,793	11,912	10,891
Charged to expenses	466	1,598	1,741
Deductions (release)	(2,235)	(542)	(1,097)
Exchange rate differences	512	(177)	377
Business disposals and other	113	(998)	-
At December 31,	10,649	11,793	11,912

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 - Short-Term and Long-Term Accounts Receivable (continued)

c)	Consolidated short-term and long-term receivables by geographic location of customer are as follows:

	Chile		Africa and Middle East		Asia and Oceania and Other		North America, Mexico and Canada		Latin America and the Caribbean		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	60,999	42,375	50,389	43,402	9,352	4,575	28,134	28,730	15,596	10,353	164,470	129,435
% of total	37.08%	32.74%	30.64%	33.53%	5.69%	3.53%	17.11%	22.20%	9.48%	8.00%	100.00%	100.00%

Net short-term notes receivable
Balance	53,713	41,270	429	2,093	490	340	392	994	4,950	3,274	59,974	47,971
% of total	89.56%	86.03%	0.72%	4.36%	0.82%	0.71%	0.65%	2.08%	8.25%	6.82%	100.00%	100.00%

Net short-term other accounts receivable
Balance	3,376	2,815	1,609	585	159	9	457	1,277	648	171	6,249	4,857
% of total	54.03%	57.96%	25.75%	12.04%	2.54%	0.19%	7.31%	26.29%	10.37%	3.52%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	118,088	86,460	52,427	46,080	10,001	4,924	28,983	31,001	21,194	13,798	230,693	182,263
% of total	51.18%	47.44%	22.73%	25.28%	4.34%	2.70%	12.56%	17.01%	9.19%	7.57%	100.00%	100.00%

Long-term accounts receivable, net
Balance	604	368	-	-	-	-	-	-	-	20	604	388
% of total	100.00%	94.85%	-	-	-	-	-	-	-	5.15%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	118,692	86,828	52,427	46,080	10,001	4,924	28,983	31,001	21,194	13,818	231,297	182,651
% of total	51.31%	47.54%	22.67%	25.23%	4.32%	2.70%	12.54%	16.96%	9.16%	7.57%	100.00%	100.00%

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions that are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of December 31, 2007 and 2006 are as follows:

	Short-term		Long-term
	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$
Accounts receivable
Doktor Tarsa	4,349	8,446	-	-
Nutrisi Holding N.V.	1,800	1,603	-	-
Ajay Europe S.A.R.L.	6,838	8,617	-	-
Ajay North America LLC	2,706	3,271	-	-
Abu Dhabi Fertilizer Ind. WLL	3,622	3,732	2,000	2,000
Impronta SRL	-	1,094	-	-
NU3 B.V.	720	413	-	-
Sales de Magnesio Ltda.	104	86	-	-
SQM Agro India	364	113	-	-
Misr Specialty Fertilizers	616	462	-	-
Sociedad de Inversiones Pampa Calichera S.A.	8	8	-	-
Inversiones PCS Chile S.A.	17	-	-	-
Kowa (Japan)	14,465	8,609	-	-
SQM East Med Turkey	160	-	-	-
PCS Sales Inc	-	10	-	-
Yara AB.	-	2	-	-
Yara Benelux B.V.	715	78	-	-
Yara Hellas S.A.	228	310	-	-
Yara International Australia PTY.	536	642	-	-
Yara Poland Sp. z o.o.	-	85	-	-
Yara UK Ltd.	159	285	-	-
Yara CZECH Republic	-	2	-	-
Yara GMBH & CO KG	102	95	-	-
Yara Norge AS.	35	-	-	-
Yara Iberian S.A.	2,351	1,317	-	-
Yara Argentina S.A.	892	125	-	-
Yara Colombia Ltda.	101	2,938
AduboS Trevo S.A. (Yara)	252	252	-	-
Yara North America LLC	3,274	6,331	-	-
Yara Fertilizantes Ltda (Brasil)	-	715	-	-
Yara France BU Latin America	2,144	1,794	-	-
Yara France BU Africa	2,372	1,030	-	-
Yara France S.A.	594	-	-	-
Yara S.A. PTY LTD Sudáfrica	4,967	-	-	-
Yara Western Cape Sudafrica	1,773	-	-	-
Yara Internacional ASA	-	7,884	-	-
Yara International Asia Trade Pte Ltd.	223	1,227	-	-
Yara International Asia Trade Pte Ltd.	2,586	-	-	-
Yara East Africa Limited	478	504	-	-
Yara Italia SPA	1,204	-	-	-
Yara Fertilizers (New Zealand)	124	157	-	-
Yara México S.A. de C.V.	163	3,365	-	-
Yara Phosyn Ltda.	-	38	-	-
Total	61,042	65,640	2,000	2,000

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of December 31, 2007 and 2006, continued:

	Short-term
	2007	2006
	ThUS$	ThUS$
Accounts payable
NU3 N.V.	1,877	847
Charlee SQM Thailand Co.	110	182
SQM East Med Turkey	-	15
Yara International ASA	4,458	-
Yara AB.	4	-
Yara Fertilizantes Ltda. (Brazil)	31	-
Yara Business Support	-	4,363
Yara Nederland B.V.	400	400
Total	6,880	5,807

There were no outstanding long-term accounts payable with related parties as of December 31, 2007 and 2006.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

b)	During the years ended December 31, 2007, 2006 and 2005 principal commercial transactions with related parties were as follows (1):

			Amount of			Impact in income
			Transaction			(charge) credit
Company	Relationship	Type of Transaction	2007	2006	2005	2007	2006	2005
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V.	Investee	Sales of products	6,545	6,079	5,018	2,026	2,008	1,892
Doktor Tarsa Tarim Sanayi AS	Investee	Sales of products	7,577	8,868	14,977	2,159	2,409	3,872
Abu Dhabi Fertilizer WLL	Investee	Sales of products	5,434	3,551	3,834	1,123	992	1,222
		Financial income	117	-	-	117	-	-
Impronta SRL	Investee	Sales of products	-	4,887	4,471	-	1,566	1,613
Ajay Europe S.A.R.L.	Investee	Sales of products	24,965	16,931	8,017	9,250	6,424	4,743
		Financial income	10	-	-	10	-	-
NU3 B.V.	Investee	Sales of products	9,025	7,212	6,035	2,791	2,488	2,846
Fertilizantes Naturales S.A.	Investee	Sales of products	-	-	19,916	-	-	6,663
Ajay North America LLC	Investee	Sales of products	17,281	16,215	12,401	8,060	7,605	7,031
Yara Italia SPA	Shareholder	Sales of products	4,153	-	-	1,066	-	-
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	10,344	6,703	6,782	2,384	2,061	1,984
Yara France BU Africa.	Shareholder	Sales of products	5,637	2,826	8,748	1,483	661	2,640
Yara Benelux B.V.	Shareholder	Sales of products	7,064	7,081	6,698	1,478	1,554	2,385
Yara AB Sweden	Shareholder	Sales of products	-	-	808	-	-	284
Yara International Australia Pty Ltd.	Shareholder	Sales of products	2,655	2,688	2,853	742	787	999
Yara Iberian S.A.	Shareholder	Sales of products	9,940	8,277	8,900	2,745	2,767	3,060
Yara Colombia Ltda.	Shareholder	Sales of products	5,712	6,285	5,004	1,836	1,982	1,543
Yara Poland SP	Shareholder	Sales of products	2,233	1,752	1,623	690	593	703
Yara GMBH & Co Kg	Shareholder	Sales of products	2,056	1,741	1,603	553	548	635
Yara France	Shareholder	Sales of products	8,400	7,246	7,622	2,107	2,091	2,458
Yara Fertilizers Brazil	Shareholder	Sales of products	11,957	8,489	-	4,307	3,631	-
		Services	142	-	-	142	-	-
Yara France S.A.	Shareholder	Sales of products	-	-	209	-	-	73
Yara Hellas S.A.	Shareholder	Sales of products	1,846	1,892	1,448	457	530	473
Yara France BU Latin America	Shareholder	Sales of products	30	2,014	1,192	30	595	288
Yara Argentina S.A.	Shareholder	Sales of products	1,950	10,912	9,441	492	3,151	2,658
Adubos Trevo S.A.	Shareholder	Sales of products	-	1,573	3,991	-	560	1,746
Yara Internacional ASA	Shareholder	Sales of products	33,764	32,296	8,250	9,366	7,997	2,120
		Services	494	-	-	140	-	-
Yara North America	Shareholder	Sales of products	54,570	45,407	43,386	12,574	12,422	13,137
Yara International Wholesale	Shareholder	Sales of products	-	-	20,013	-	-	5,733
Yara Business Support	Shareholder	Services	4,317	4,364	4,129	(4,317)	(4,364)	(4,129)
Yara East Africa	Shareholder	Sales of products	-	1,255	1,311	-	344	474
Yara France S.A.	Shareholder	Sales of products	10,082	-	-	2,642	-	-
		Services	481	-	-	481	-	-
Yara Mexico S.A. de C.V.	Shareholder	Sales of products	5,019	-	-	1,200	-	-
Kowa Company Ltd.(Japan)	Shareholder	Sales of products	84,701	8,019	-	50,770	3,671	-
Yara UK Ltd.	Shareholder	Sales of products	-	1,388	1,276	-	403	485

(1)	Transactions with related parties involving acquisitions and disposals of participations in other entities are discussed in Note 8.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 6 - Inventories

Net inventories are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Finished products	218,073	209,112
Work in process	145,209	136,734
Supplies	24,486	19,653
Total	387,768	365,499

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$
Land
Land	82,727	81,153
Mining concessions	30,086	30,793
Subtotal	112,813	111,946

Buildings and Infrastructure
Buildings	163,603	155,542
Installations	282,759	263,175
Ponds	162,385	120,568
Railroad	23,166	23,166
Construction-in-progress	165,648	159,516
Other	44,266	53,374
Subtotal	841,827	775,341

Machinery and Equipment
Machinery	556,466	495,426
Equipment	131,898	114,101
Project-in-progress	23,060	5,236
Other	19,729	18,893
Subtotal	731,153	633,656

Other Fixed Assets
Tools	9,390	8,937
Furniture and office equipment	15,100	29,958
Project-in-progress	11,275	15,708
Other	14,264	10,925
Subtotal	50,029	65,528

Amounts related to technical appraisal
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
Subtotal	61,379	61,379

Total property, plant and equipment (cost)	1,797,201	1,647,850

Less: Accumulated depreciation
Buildings and infrastructure	(339,623)	(308,192)
Machinery and equipment	(404,573)	(358,008)
Other fixed assets	(31,441)	(27,746)
Technical appraisal	(38,115)	(36,976)
Total accumulated depreciation	(813,752)	(730,922)

Net property, plant and equipment	983,449	916,928

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 - Property, Plant and Equipment (continued)

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was as follows:

	For the year ended December 31,
	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Buildings and infrastructure	(44,135)	(41,259)	(30,286)
Machinery and equipment	(46,210)	(43,290)	(37,108)
Other property, plant and equipment	(6,342)	(4,328)	(1,462)
Technical appraisal	(1,139)	(1,477)	(1,198)
Total depreciation	(97,826)	(90,354)	(70,054)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(521)	(489)
Total assets in leasing	1,467	1,499

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

b)  Significant events and transactions involving related parties and investments in the years 2005-2007

•
On December 7, 2007, SQM North America Corp. sold to Nautilus International Holding Corporation all the rights which SQM North America Corp had in Cape Fear Bulk LLC. for ThUS$ 1,478, thereby generating a gain from the sale of investments of ThUS$ 1,316.

•	On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)  Significant events and transactions involving related parties and investments in the years 2005-2007 (continued)

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

•
On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. provided funding to Prestadora de Servicios de Salud Cruz del Norte S.A. The entity’s paid-in capital amounts to ThCh$ 50,000 (approx. ThUS$ 97 when the entity was formed) divided into 5,000 shares with no par value, no privileges or preferences, which are paid in full upon subscription.

•
On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fertilizantes Naturales S.A. (“Fenasa”) for ThEuro 75,100 (approx. ThUS$ 91 in the moment of the transaction) thereby increasing total SQM Group ownership of Fenasa to 66.67%.

Up to December 31, 2004, the financial statements of Fenasa in which SQM had at that time 50% participation were included in consolidation given that the Company maintained the control over that entity (managed its financial and operating policies) based on its ability to appoint the General Manager. Beginning January 2005, the Company lost its ability to control Fenasa and consequently it was excluded from consolidation. The Company accounted for its investment in Fenasa for the year ended December 31, 2005 using the equity method. Following the acquisition of a stake that gave rights to more than 50% in 2006, Fenasa was again included in the consolidation as of December 31, 2006 and 2007.

•
On January 19, 2006 Sociedad Química y Minera de Chile S.A. and some of its subsidiaries have acquired from DSM Group based in the Netherlands (third party), the total amount of shares of three companies that participate in the markets of the production and commercialization of iodine and iodine derivatives in Chile (DSM Minera S.A. and Exploraciones Mineras S.A.) and abroad (DSM Minera B.V. based in Netherlands). The purchase price paid in cash for Chilean operations was ThUS$ 100,067 and for DSM Minera B.V. was ThUS$ 13,840 in cash.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)  Significant events and transactions involving related parties and investments in the years 2005-2007 (continued)

The Company accounted for the investment applying the purchase method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and rules established in Circular No. 1697 issued by the SVS. Accordingly the Company recorded acquired assets and assumed liabilities at their fair values. The transactions generated negative goodwill of ThUS$ 1,291 related to Chilean entities acquired and goodwill amounting to ThUS$ 11,373 related to acquisition of operations in Netherlands. Goodwill is going to be amortized over a period of 20 years, while negative goodwill is going to be amortized over the estimated period of returns generated by mining concessions acquired.

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

•
On August 9, 2005, SQM Nitratos S.A. and SQM S.A. acquired from third party 99 and 1 shares, respectively of Kemira Emirates Fertilizers Company (Kefco) for ThUS$ 9,282 paid in cash at the date of the acquisition. Acquired shares represent in total 100% of the capital of that entity. In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the SVS, the preliminary valuation of Kefco’s identifiable assets and liabilities as of July 31, 2005 was performed. Such valuation indicated that those fair values do not significantly differ from assets’ and liabilities’ carrying amounts at that date. Goodwill determined on the acquisition amounted to ThUS$2,058 is amortized over a period of 20 years. Subsequent to the acquisition Kefco changed its name to SQM Dubai - Fzco.

•
In April 2005, the subsidiary SQM Corporation N.V. acquired additional 13% participation in its investee Abu Dhabi Fertilizers Industries WLL for a sum of ThUS$484 reaching total stake in that entity of 50%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the SVS the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers Industries WLL as of December 31, 2004, which did not significantly differ from its fair value at that date. This operation gave rise to no goodwill or negative goodwill.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)  Significant events and transactions involving related parties and investments in the years 2005-2007 (continued)

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

c) Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM has appointed a member of its Board of Directors, have been valued using the equity method.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

d) Detail of investments in related companies

		Currency	Ownership interest as of December 31,			Equity of investment as of December 31,		Net income (loss) for the year ended			Carrying value as of December 31,		Equity participation in net income (loss) for the year December 31,
Company		of origin	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006	2007	2006	2005
			%	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Ajay North America LLC	USA	US	$49.00	49.00	49.00	11,966	11,282	1,284	291	2,810	4,657	3,998	629	142	1,377
Nutrisi Holding N.V.	Belgium	Euros	50.00	50.00	50.00	10,429	8,290	1,163	846	1,609	5,092	4,025	581	425	805
Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	50.00	50.00	50.00	8,472	5,813	2,027	1,291	429	4,236	2,906	1,014	645	214
Ajay Europe S.A.R.L.	France	Euros	50.00	50.00	50.00	9,467	6,561	1,474	993	1,063	3,703	1,915	737	497	532
Misr Specialty Fertilizers	Egypt	US	$47.49	47.49	47.49	4,529	4,361	(140)	(446)	(708)	2,151	2,071	(67)	(212)	(336)
Abu Dhabi Fertilizer Industries WLL Industries WLL	UAE	US	$50.00	50.00	50.00	4,713	3,886	794	366	13	2,356	1,943	397	183	6
Impronta SRL	Italia	Euros	-	-	50.00	-	-	-	-	(281)	-	-	-	141	(141)
Sales de Magnesio Ltda.	Chile	Ch	$50.00	50.00	50.00	1,290	946	509	428	259	645	473	254	214	130
SQM Eastmed Turkey	Turkey	Euros	50.00	50.00	50.00	196	184	(7)	(210)	-	98	92	(4)	(105)	-
Asociación Garantizadora de Pensiones	Chile	Ch	$3.31	3.31	3.31	728	874	-	-	-	24	29	-	-	-
Charlee SQM Thailand Co. Ltd.	Thailand	US	$40.00	40.00	40.00	2,401	2,167	77	167	-	960	867	31	67	-
Fertilizantes Naturales S.A. (1).	Spain	Euros	66.67	66.67	50.00	-	-	-	-	37	-	-	-	-	9
Agro India Ltda.	India	US	$49.00	49.00	-	27	19	(13)	(94)	-	13	10	(6)	(45)	-
Total											23,935	18,329	3,566	1,952	2,596

(1)
For the year ended December 31, 2005 the Company accounted for its 50% investment in Fertilizantes Naturales S.A. using the equity method. During 2006 the Company acquired additional participation in the entity and, having control, included it in the consolidation for the years ended December 31, 2006 and 2007 (see Note 2a).

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 9 - Goodwill and Negative Goodwill

Goodwill, negative goodwill and the related amortization is summarized as follows:

a)  Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2007	2006	2005	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Potassium S.A.	145	144	144	1,302	1,447
Comercial Hydro S.A.	245	174	176	1,065	1,153
SQM Industrial S.A.	1,113	1,154	1,072	18,916	20,029
Soquimich Comercial S.A.	-	-	122	-	-
SQM Salar S.A.	-	-	40	-	-
Doktor Tarsa	-	-	18	-	-
SQM México S.A. de C.V.	56	56	56	779	835
Comercial Caiman Internacional S.A.	23	23	23	108	131
Fertilizantes Olmeca S.A. de C.V.	-	56	56	-	-
Saftnits Pty Ltd.	-	-	290	-	-
SQM Dubai – FZCO	101	101	73	1,783	1,884
Iodine Minera B.V.	569	521	-	10,283	10,852
Total	2,252	2,229	2,070	34,236	36,331

b) Negative Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2007	2006	2005	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Minera Mapocho S.A.	-	68	203	-	-
Minera Nueva Victoria S.A.	-	-	-	1,291	1,928
Total	-	68	203	1,291	1,928

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 10 - Other Long-Term Assets

Other long-term assets are summarized as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$

Engine and equipment spare-parts, net	2,987	13,222
Mine development costs	23,944	26,545
Construction of Salar-Baquedano road	1,170	1,290
Deferred debt issuance costs	342	521
Cost of issuance and placement of bonds	4,864	5,737
Other	2,311	1,441
Total	35,618	48,756

Note 11 - Bank Debt

a) Short-term bank debt is detailed as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$
Bank or financial institution
Banco de Credito e Inversiones	-	30,022
Corpbanca	-	15,216
BBVA Banco Bilbao Vizcaya Argentaria	180	10,475
Fortis Bank	685	1,150
CAM Caja Ahorros Mediterraneo	-	633
Banesto	432	369
Deutsche Bank España S.A.	345	256
Caixa Penedes de España	131	185
HSBC Bank Middle East Ltd	33	44
Total	1,806	58,350

Annual average interest rate	4.31%	5.32%

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 11 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	As of December 31,
	2007	2006
Bank or financial institution	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria (1)	100,433	100,412
ING Bank (2)	80,368	80,416
Total	180,801	180,828

Less: Current portion	(801)	(828)

Long-term debt	180,000	180,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.375% per annum, quarterly payment. The principal is due on February 25, 2010.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c) Maturity of the long-term bank debt is as follows:

	As of December 31,
	2007	2006
Years to maturity	ThUS$	ThUS$

Current portion	801	828
1 to 2 years	-	-
2 to 3 years	100,000	-
3 to 5 years	80,000	180,000
Total	180,801	180,828

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

As of December 31, 2007 and 2006, the short-term portion includes ThUS$ 8,868 and ThUS$ 5,540, respectively, related to short-term principal plus accrued interest at those dates. The long-term portion includes ThUS$ 306,651 as of December 31, 2007 and ThUS$ 300,724 as of December 31, 2006, related to outstanding principals of the Series C UF bonds and Single Series US$ bond.

Detail of the bonds payable is presented in the table below:

Number of registration of the instrument	Series	Nominal Amount	Currency or indexation unit	Interest Rate	Matures on	Payment of interest	Repayment of principal	Balance as of Dec 31, 2007	Balance as of Dec 31, 2006
								ThUS$	ThUS$
Current portion of long-term bonds payable:
446..	C	150,000	UF	4.00%	Jun 1, 2008	Semi-annual	Semi-annual	6,291	2,920
184.	Single	-	ThUS$	6.125%	Apr 15, 2008	Semi-annual	Bullet	2,577	2,620
Total								8,868	5,540

Long-term bonds payable:
446..	C	2,700,000	UF	4.00%	Dec 1, 2026	Semi-annual	Semi-annual	106,651	100,724
184.	Single	200,000	ThUS$	6.125%	Apr 15, 2016	Semi-annual	Bullet	200,000	200,000
Total								306,651	300,724

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 13 - Accrued Liabilities

As of December 31, 2007 and 2006, current accrued liabilities are summarized as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$

Accrued royalty payments to Corfo	3,643	2,358
Provision for employee compensation and legal costs	925	504
Taxes and monthly income tax installment payments	3,496	3,309
Vacation accrual	11,919	8,478
Marketing expenses	107	109
Audit fees	400	576
Other accruals	1,824	1,070
Total	22,314	16,404

Note 14 - Current and Deferred Income Taxes

a) Refundable dividend tax credits

At December 31, 2007 and 2006 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	As of December 31,
	2007	2006
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	381,272	278,515
Accumulated tax basis retained earnings without tax credit	56,332	97,140
Tax loss carry-forwards (1)	142,236	171,249
Credit for shareholders (2)	77,904	56,759

(1)	Tax losses in Chile can be carried forward indefinitely.
(2)	Corresponds to credit to income taxes that shareholders have in relation to distribution of dividends.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 14 - Current and Deferred Income Taxes (continued)

b)  Deferred taxes

The deferred taxes as of December 31, 2007 and 2006 represented a net liability of ThUS$ 61,623 and ThUS$ 51,449, respectively, and consisted of:

As of December 31, 2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,335	605	-	-
Vacation accrual	1,872	-	-	-
Unrealized gain on sale of products	17,521	-	-	-
Provision for obsolescence of non-current assets	-	3,779	-	-
Production expenses	-	-	20,535	-
Accelerated depreciation	-	-	-	62,190
Exploration expenses	-	-	-	4,327
Capitalized interest	-	-	-	8,384
Staff severance indemnities	-	-	-	1,733
Fair value of fixed assets	-	2,119	-	-
Leased assets	-	-	-	12
Capitalized expenses	-	-	-	929
Tax loss carry-forwards	-	25,883	-	-
Accrued gain from swap contract	-	-	2,545	-
Deferred revenue	188	-	-	-
Provision for energy tariff difference	2,175	-	-	-
Accrued interest	233	-	-	-
Allowances for obsolete inventories	-	5,382
Other	1,215	45	140	596
Total gross deferred taxes	24,539	37,813	23,220	78,171
Total complementary accounts	-	-	-	(15,633)
Valuation allowance	(7,533)	(30,684)	-	-
Total deferred taxes	17,006	7,129	23,220	62,538
Deferred tax asset/liability, net	-	-	6,214	55,409

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 14 - Current and Deferred Income Taxes (continued)

b) Deferred taxes (continued)

As of December 31, 2006	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,814	594	-	-
Vacation accrual	1,411	-	-	-
Unrealized gain on sale of products	13,308	-	-	-
Provision for obsolescence of non-current assets	-	2,283	-	-
Production expenses	-	-	18,613	-
Accumulated depreciation	-	-	-	61,046
Exploration expenses	-	-	-	4,712
Capitalized interest	-	-	-	7,052
Staff severance indemnities	-	-	-	1,796
Fair value of fixed assets	-	841	-	-
Provision for claim expense	-	88	-	-
Capitalized expenses	-	-	-	1,055
Tax loss carry-forwards	-	31,969	-	-
Accrued gain from swap contract	-	-	182	-
Deferred revenue	144	-	-	-
Provision for energy tariff difference	765	-	-	-
Accrued interest	159	-	-	-
Provision capital expenditure	610	-	-	-
Allowances for obsolete inventories	-	3,786	-	-
Other	481	169	-	497
Total gross deferred taxes	18,692	39,730	18,795	76,158
Total complementary accounts	-	-	(566)	(20,551)
Valuation allowance	(4,551)	(31,484)	-	-
Total deferred taxes	14,141	8,246	18,229	55,607
Deferred tax asset/liability, net	-	-	4,088	47,361

c) Income tax expense is summarized as follows:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Provision for current income taxes	(38,218)	(24,797)	(37,428)
Effect of deferred tax assets and liabilities	(2,833)	(13,447)	10,844
Adjustment for tax expense (previous year)	132	238	(945)
Effect of amortization of complementary accounts	(5,508)	(4,021)	(3,084)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	(2,182)	4,420	(1,350)
Other tax charges and credits	17	(309)	(564)
Total income tax expense	(48,592)	(37,916)	(32,527)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 15 - Long-Term Accrued Liabilities

a)	Long-term accrued liabilities are composed as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$

Staff severance indemnities	20,679	17,472
Closure of mining sites and environmental expenses	1,992	1,992
Total	22,671	19,464

b)	Staff severance indemnities

Changes in the balance of staff severance indemnities for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Opening balance	17,472	16,415	11,875
Increases in obligation	4,190	3,253	5,193
Benefits paid	(2,245)	(1,546)	(3,379)
Foreign currency translation	1,336	(640)	1,000
Other changes	(74)	(10)	1,726
Total	20,679	17,472	16,415

Note 16 - Minority Interest

Minority shareholders’ participation in the Shareholders’ equity and results of the Company’s subsidiaries as of each year-end is as follows:

	Participation in equity as of December 31,		Participation in (income) loss for the years ended December 31,
	2007	2006	2007	2006	2005
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	42,347	35,138	(3,886)	(3,500)	(84)
Ajay SQM Chile S.A.	3,541	3,717	166	(912)	(827)
Cape Fear Bulk LLC	-	219	(99)	(248)	(118)
SQM Italia S.R.L	-	-	-	-	(3)
SQM Nitratos México S.A. de C.V.	13	45	31	(84)	(7)
Fertilizantes Naturales S.A.	123	120	-	2	-
SQM Indonesia S.A.	(30)	(31)	(1)	29	-
SQM Potasio S.A..	5	5	(3)	(2)	-
Total	45,999	39,213	(3,792)	(4,715)	(1,039)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 - Shareholders’ Equity

a) Changes in shareholders’ equity in the years ended December 31, 2007, 2006 and 2005 were as follows:

			Other	Accumulated deficit of
			accumulated	subsidiaries in
	Number	Paid-in	comprehensive	development	Retained	Net
	of shares	capital	income	stage	earnings	income	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer of the 2003 net income to retained earnings	-	-	-	-	74,232	(74,232)	-
Declared dividends 2005	-	-	-	-	(48,118)	-	(48,118)
Other comprehensive income	-	-	6,400	-	-	-	6,400
Net income for the year	-	-	-	-	-	113,506	113,506
Balance as of December 31, 2005	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Balance as of January 1, 2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer of the 2005 net income to retained earnings	-	-	-	-	113,506	(113,506)	-
Transfer of the accumulated deficit from subsidiaries in development stage to retained earnings	-	-	-	8,370	(8,370)	-	-
Declared dividends 2006	-	-	-	-	(73,647)	-	(73,647)
Other comprehensive loss	-	-	(2,097)	-	-	-	(2,097)
Net income for the year	-	-	-	-	-	141,277	141,277
Balance as of December 31, 2006	263,196,524	477,386	155,190	-	312,096	141,277	1,085,949
Balance January 1,2007	263,196,524	477,386	155,190	-	312,096	141,277	1,085,949
Transfer of the 2006 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends 2007	-	-	-	-	(91,786)	-	(91,786)
Other comprehensive income	-	-	8,252	-	-	-	8,252
Net income for the year	-	-	-	-	-	180,021	180,021
Balance as of December 31, 2007	263,196,524	477,386	163,442	-	361,587	180,021	1,182,436

Note 17 - Shareholders’ Equity (continued)

b)  The composition of other comprehensive income (loss) and accumulated other comprehensive income is as follows:

	Other comprehensive income (loss) For the year ended December 31,			Accumulated other comprehensive income As of December 31,
Description	2007	2006	2005	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Technical appraisal	-	-	-	151,345	151,345
Changes in other comprehensive income related to investments:
Soquimich Comercial S.A. (1)	7,888	(871)	5,522	13,286	5,398
Isapre Norte Grande Limitada (1)	39	-	-	(44)	(83)
Inversiones Augusta S.A. (1)	-	-	-	(761)	(761)
SQM Ecuador S.A. (2)	-	-	-	(271)	(271)
Almacenes y Depósitos Limitada (1)	66	-	78	88	22
Asociación Garantizadora de Pensiones (1)	(5)	(1)	2	(17)	(12)
Sales de Magnesio Ltda. (1)	59	(7)	7	111	52
Sociedad de Servicios de Salud	14	-	-	14	-
SQM North America Corp. (3)	(141)	(1,218)	792	(1,359)	(1,218)
SQM Dubai Fzco. (1)	(11)	-	-	(11)	-
Ajay Europe SARL (1)	343	-	-	343	-
Other entities (1)	-	-	(1)	718	718
Total	8,252	(2,097)	6,400	163,442	155,190

(1)	Corresponds to translation adjustments and price-level restatements.
(2)	Corresponds to the translation adjustment produced by the application of a law enacted by the Ecuadorian Government
(3)	Relates to valuation differences generated in the pension plan of the subsidiary SQM North America Corp.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 - Shareholders’ Equity (continued)

c)	Paid-in capital

Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares. The preferential voting rights of each series are as follows:

Series A:	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	(1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
(2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of the director elected by Series B shareholders.

Note 18 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the corresponding asset or liability recorded in Other current assets or liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2007 and 2006 the Company’s derivative instruments are as follows:

2007 Type of derivative	Notional or covered amount	Expiration	Risk type	Position Purchase/Sale (P/S)	(Liability)Asset amount	Income (loss) effect
	ThUS$				ThUS$	ThUS$

US dollar option	13,916	1st quarter of 2008	Exchange rate	P	(130)	(130)
US dollar fwd.	4,696	1st quarter of 2008	Exchange rate	P	(1)	(1)
Swap	102,630	1st quarter of 2026	Interest rate	P	14,968	14,968
US dollar PUT	368	1st quarter of 2008	Exchange rate	P	(368)	(368)
	121,610				14,469	14,469

2006 Type of derivative	Notional or covered amount	Expiration	Risk type	Position Purchase/Sale (P/S)	(Liability)Asset amount	Income (loss) effect
	ThUS$				ThUS$	ThUS$

US dollar option	6,436	1st quarter of 2007	Exchange rate	P	(150)	-
US dollar fwd.	7,079	1st quarter of 2007	Exchange rate	P	(69)	-
US dollar fwd.	10,000	1st quarter of 2007	Exchange rate	P	100	-
Swap	102,630	1st quarter of 2026	Interest rate	P	5,398	564
	126,145				5,279	564

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

 Note 19- Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	For the year ended December 31,
	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Interest income	9,347	11,410	5,530
Equity participation in net income of unconsolidated investees	3,643	2,314	3,073
Insurance recoveries	275	307	213
Write-off of liabilities	-	-	2,204
Reversal of allowance for doubtful accounts	229	238	-
Sale of mining concessions	399	499	298
Sale of materials and services	369	75	438
Sale of Antucoya project	-	753	-
Gain on sale of investments in related companies	1,316	732	-
Rental of property, plant and equipment	958	1,023	1,015
Compensation obtained from third parties	-	-	737
Sale of cross currency swap	4,000	-	-
Net foreign currency exchange gains and price-level restatement	2,212	-	-
Recovery of provisioned accounts receivable	1,384	-	-
Payment discounts obtained from suppliers	458	690	1,026
Fines collected from third parties	192	159	-
Other income	1,166	1,093	1,899
Total	25,948	19,293	16,433

b)	Non-operating expenses

	For the year ended December 31,
	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Interest expense	19,949	27,593	16,663
Net foreign currency exchange loss and price-level restatement and price-level restatement	-	2,263	3,804
Non-capitalized exploration project expenses and provisions for damages and liquidation of assets	16,528	11,387	13,489
Equity participation in net losses of unconsolidated investees	77	362	477
Amortization of goodwill	2,252	2,229	2,070
Work disruption expenses	844	2,534	584
Increase in provision for employee compensation and legal costs	-	-	7,986
Change of discount rate for staff severance indemnities provision	-	-	678
Allowances for materials, spare parts and supplies	4,925	2,685	1,188
Allowance for doubtful accounts	-	129	151
Non-recoverable taxes	669	508	647
Consulting services	-	-	314
Suppliers’ compensations services	1,575	-	-
Donations	-	-	896
Provision for legal expenses and litigations	523	1,010	-
Accrued expenses related to energy tariff adjustments	2,066	2,500	-
Other expenses	3,624	2,141	1,808
Total	53,032	55,341	50,755

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)
Note 20 – Price-Level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) to income for the year ended December 31,
	2007	2006	2005
	ThUS$	ThUS$	ThUS$
Inventories	1,450	(40)	(130)
Property, plant and equipment	517	142	239
Other assets	558	184	324
Other liabilities	119	-	199
Shareholders’ equity	(7,016)	(1,734)	(2,846)
Subtotal price-level restatement	(4,372)	(1,448)	(2,214)
Net adjustment of assets and liabilities denominated in UF	(484)	141	(641)
Net price-level restatement	(4,856)	(1,307)	(2,855)
Note 21 – Assets and Liabilities Denominated in Foreign Currency

	As of December 31,
	2007	2006
	ThUS$	ThUS$
Assets
Chilean pesos	198,254	100,614
US dollars	1,637,379	1,636,721
Euros	44,809	37,092
Japanese Yen	971	975
Brazilian Real	400	330
Mexican pesos	1,705	4,783
UF	73,354	55,108
South African Rand	9,366	13,374
Dirhams	10,942	14,225
Other currencies	9,139	7,980
Current liabilities
Chilean pesos	98,456	75,190
US dollars	63,415	101,549
Euros	13,079	9,925
Japanese Yen	92	93
Brazilian Real	1,681	1,662
Mexican pesos	4,605	3,196
UF	8,599	3,541
South African Rand	1,020	1,698
Dirhams	930	671
Other currencies	545	117

Long-term liabilities
Chilean pesos	20,196	17,340
US dollars	437,687	429,324
Japanese Yen	187	152
UF	107,382	101,573
Other currencies	10	9

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 22 - Cash Flow Statement

a) Amounts included in other credits to income not representing cash flows are as follows:

	For the year ended December 31,
	2007	2006	2005
Description	ThUS$	ThUS$	ThUS$

Deferred income taxes benefit for tax loss	-	-	(5,602)
Adjustment of provision included in other financial income	(229)	(238)	(2,203)
Adjustment of investees’ equity	-	-	(1,143)
Discounts obtained from suppliers	(458)	(690)	(598)
Reversal of the provision for damages caused by heavy rains	-	(1,000)	-
Other minor credits to income not representing cash flows	(1,058)	(834)	(563)
Total	(1,745)	(2,762)	(10,109)

b)Amounts included in other charges to income not representing cash flows are as follows:

	For the year ended December 31,
	2007	2006	2005
Description	ThUS$	ThUS$	ThUS$

Provision for Corfo royalty payments	3,643	2,358	1,855
Deferred income taxes benefit for tax loss	10,174	8,500	-
Provision for legal expenses for GNV lawsuit and other legal expense	-	-	5,000
Provision for marketing expenses	4,317	4,364	4,130
Provision for employee incentive plans	13,495	3,160	8,215
Adjustment of provision for severance indemnities	4,736	3,882	8,199
Provision for income taxes	38,218	28,204	38,427
Adjustment of provision for vacation	8,300	5,333	4,447
Non-capitalizable exploration project expense and provisions for damages and liquidation assets	8,806	11,825	12,156
Accrued expenses related to energy tariff adjustments	4,023	4,500	-
Amortization of prepaid insurance expenses	7,553	3,189	1,838
Remuneration of Board of Directors	1,820	1,800	1,557
Provision for mine closure	-	1,000	-
Adjustment and other expenses of inventories	-	1,297	-
Other charges to income not representing cash flows	2,990	2,921	1,865
Total	108,075	82,333	87,689

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – Commitments and Contingencies

a) Material lawsuits or other legal actions of which the Company is party to

1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Gabriela Véliz Huanchicay
	Defendant	: Gilberto Mercado Barreda and subsidiary and jointly and severally SQM Nitratos S.A. and its insurers
	Date of lawsuit	: August 2005
	Court	: 4th Civil Court of Santiago
	Cause	: Work accident
	Instance	: The Court awarded a judgment of ThCh$ 250. The defendants filed an appeal against this verdict.
	Nominal amount	: ThUS$ 481

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – Commitments and Contingencies (continued)

a) Material lawsuits or other legal actions of which the Company is party to (continued)

5.	Plaintiff	: Juana Muraña Quispe
	Defendant	: Intro Ingenieria Limitada and subsidiary and jointly and severally SQM S.A. and its insurers
	Date of lawsuit	: October 2005
	Court	: 25th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$ 1,500

6.	Plaintiff	: Marina Arnéz Valencia
	Defendant	: SQM S.A. and its insurance companies
	Date of lawsuit	: April 2006
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$ 500

7.	Plaintiff	: Sociedad de Servicios Tacora Limitada
	Defendant	: SQM Nitratos S.A.
	Date of lawsuit	: December 2006
	Court	: 25th Civil Court of Santiago
Cause
: Collection of securities which SQM Nitratos S.A., by virtue of a mandate conferred in its favor, used to pay the plaintiff’s employees who had not received their salaries and contributions for transportation and machinery services rendered indirectly to SQM Nitratos S.A.

	Instance	: Response
	Nominal amount	: ThUS$ 266

8.	Plaintiff	: Marineer Zona Franca S.A.
	Defendant	: Minera Nueva Victoria S.A.
	Date of lawsuit	: August 2007
	Court	: Arbitration Court of Santiago
	Cause	: Damages for alleged unilateral and early termination of mineral transport contract
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$ 1,400

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – Commitments and Contingencies (continued)

b) Other lawsuits

The Company and its subsidiaries are involved in various litigation in the ordinary course of business, including those described in a) above. Based on the advice of counsel, the Company concluded that there is no need to accrue any provisions as of December 31, 2007 to cover risk of losses as management believes the litigations will not result in material losses for the Company.

c) Commitments

Subsidiary SQM Salar S.A. has signed a rental contract with Corfo which establishes that this subsidiary, will pay to Corfo, for the exploitation of certain mining properties owned by Corfo and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent payments began in 1996. Cost recorded in income for the year ended December 31, 2007 was ThUS$13,865 (ThUS$ 9,193 in 2006).

d) Debt covenants

Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others. Specifically the loan covenants in force are the following: (i) shareholders’ equity of SQM S.A. should not be lower than ThUS$ 984,522, (ii) the net financial debt to EBITDA ratio should not be greater than 3:1, and (iii) the ratio between financial debt of operating subsidiaries and the consolidated current assets should not be greater than 0.3:1.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 24 – Guarantees

a)  Guarantees given

As of December 31, 2007 and 2006 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2007	2006
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Consolidated Subsidiary	100,433	100,412
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Consolidated Subsidiary	80,368	80,416

b)  Guarantees received

The main pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	2,013
Fertglobal Chile Ltda. y Bramelli	3,422
Tattersall S.A.	1,158

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 25 - Sanctions

During the years ended December 31, 2007, 2006 and 2005, the SVS did not apply sanctions to the Company, its directors or managers.

Note 26 – Environmental Projects

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) based on the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries as of December 31, 2007 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 10,180 and are detailed as follows:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$
Project
Environmental department	1,040	748	596
Risk and security management	-	-	424
Improvements in María Elena Camp – streets	436	296	-
Dust emission control	76	823	962
Light normalization	921	919	378
Improvement of mining operations	-	-	220
Environmental studies – Region I of Chile project	-	605	-
María Elena environmental studies	1,007	870	-
Normalization of lighting at FFCC yard, PV Mill	164	123	-
Equipment washing system	-	184	-
The Environment MOP/SOP 2	294	142	-
Construction of facilities for workers	292	279	-
Atacama salt deposit hydrological model	-	176	-
Environmental commitments in Region I of Chile	169	152	-
Waste pools R&R Lithium C. Plant	2,073	-	-
Salar (Salt deposit) environmental follow-up plan	2,272	-	-
Handling of household and industrial waste	917	25	-
Environmental evaluation	194	21	-
Elimination of PCB equipment	-	304	-
Others	325	1,175	811
Total	10,180	6,842	3,391

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 26 – Environmental Projects (continued)

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation.

On August 10, 1994, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at the María Elena facility exceeded the level allowed for air quality and, consequently, affected the nearby city of María Elena. These particles mainly come from the dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from the environmental authorities for a project entitled “Technological Change at María Elena”. The operation of this project will facilitate the reduction of particle emissions, as required by the new environmental standard, which is estimated to go into effect during the second half of 2008. The Company is requesting from CONAMA, the environmental authority, certain adjustments to the particle emissions reduction timeline that is currently considered in the decontamination plan, in order to allow consistency with the degree of completion of the “Technological Change at María Elena” project.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientiӿc studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the surrounding community, as well as to participate in community development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, and development, and in order to do so, it acts both individually and in conjunction with both private and public entities.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 27 – Significant Events

On March 21, 2007, the Company informed the Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile S.A. at its meeting held on March 20, 2007, unanimously agreed to propose the payment of a dividend for a sum of US$ 0.34874 per share to those shareholders of SQM who were registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Note 28 – Subsequent Events

Management is not aware of any significant subsequent events that have occurred after December 31, 2007 that may affect the Company’s financial position or the interpretation of these financial statements.

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

I. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under US GAAP, are as follows:

a) Revaluation of property, plant and equipment

As described in Note 2j), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal performed in 1988. US GAAP does not allow the revaluation of property, plant and equipment. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for each year are set-forth under paragraph I l) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b) Deferred income taxes

On January 1, 2000 the Company began applying Technical Bulletin No. 60 (“BT 60”), and related amendments, of the Chilean Association of Accountants concerning deferred income taxes. These regulations require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, using the liability method. Prior to implementation of BT 60 and related amendments, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. In order to mitigate the effects of not recording deferred income taxes under the prior deferred income tax accounting standard, BT 60 provided for a period of transition whereby a transitional provision, a contra asset or liability (referred to as “complementary”) was recorded, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra-assets or liabilities are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

For US GAAP purposes, the Company applies SFAS 109 Accounting for Income Taxes, whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted tax rates.

The primary differences between Chilean GAAP and US GAAP relate to the reversal of complementary accounts and their amortization recorded in accordance with the transition provisions of BT 60 as well as to the recognition of the deferred income tax effect of US GAAP adjustments, the effect of which is set-forth under paragraph I l) below. Additional disclosures required under SFAS 109 are set forth under paragraph II b) below.

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

The effect of eliminating price-level restatement and the effects of translation of financial statements of subsidiaries that maintain their records in currencies other than US dollar are included in paragraph I l) below.

d)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph I l) below to recognize the corresponding decrease in net equity at December 31 for each year for the difference between 30% of net income and interim dividends paid during the year.

Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

e)	Loans to employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$ 127 and ThUS$ 253 at December 31, 2007 and 2006, respectively, has been treated as a reduction of shareholders' equity under paragraph I l) below.

f)	Staff severance indemnities

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities. Under Chilean GAAP the liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period.

Under US GAAP, termination indemnity employee benefits are accounted for in accordance with SFAS 87 and SFAS 158 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with US GAAP is set forth under paragraph I l) below.

g)	Derivatives and hedging

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g)	Derivatives and hedging (continued)

The Company periodically uses interest rate and currency swap agreements to manage interest rate risk on its floating rate debt as well as foreign currency risk exposure. The Company entered into such contracts during 2006 and 2007 in order to hedge its risk exposure related to bonds denominated in UF. Under Chilean GAAP the swaps were designated as hedging instruments. Under US GAAP the Company did not meet the strict documentation and effectiveness testing requirements to qualify for hedge accounting. Consequently change in the fair value of the swap contracts were recorded in income under US GAAP. The effect of this difference on the net income and shareholders’ equity of the Company is included in paragraph I l) below.

In addition the Company entered during 2006 and 2007 into some forward contracts to hedge its exposure to fluctuations between US dollars and Chilean pesos associated with purchases of certain property, plant and equipment on the Chilean market. Under Chilean GAAP, the Company recorded this forward contract at fair value and the related unrealized losses were capitalized as additional cost of property, plant and equipment. For US GAAP purposes, the Company did not apply hedge accounting and in consequence, the unrealized loss on the forward contract has been recorded in current earnings. The effect of this difference is included in paragraph I l) below.

h)	Business combinations and goodwill

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

The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I l) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

i)	Negative goodwill

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

Negative goodwill recognized under Chilean GAAP was generated on the acquisitions of SQM Salar S.A., Minera Mapocho S.A. and Minera Nueva S.A. Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years or over the period in which related mining concessions are amortized.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit. The effects of reversing goodwill recorded and its related amortization, the recognition of the new basis of assets and liabilities and subsequent depreciation and writing off the remaining balance of negative goodwill are set-forth in paragraph I l) below as follows:

i-1:	The reversal of negative goodwill amortization recorded under Chilean GAAP;
i-2:	The effects of reducing depreciation expense, due to the allocation of the excess purchase price to property, plant and equipment.

j)	Capitalized interest

In accordance with Chilean GAAP, only those legal entities that have financial expenses may capitalize interests on debt related to property, plant, equipment under construction and other projects. Prior to 2003 the Company did not capitalize interest to acquisition cost of property, plant and equipment.

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The accounting differences between Chilean and US GAAP for capitalization of interest costs prior to 2003 and the related depreciation expense are included in the reconciliation to US GAAP under paragraph I l) below.

k)	Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph I l) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

I.

l) Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	For the years ended December 31,
	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Net income in accordance with Chilean GAAP	180,021	141,277	113,506

Revaluation of property, plant and equipment (paragraph a)	4,288	4,174	2,132
Deferred income taxes (paragraph b)	5,483	4,021	2,236
Translation of foreign currency financial statements (paragraph c)	9,507	(576)	8,994
Staff severance indemnities (paragraph f)	(1,406)	(484)	(836)
Derivatives (paragraph g)	(4,821)	4,432	1,483
Goodwill (paragraph h)	2,252	1,950	1,718
Negative goodwill (paragraph i)
i-1: Reversal of negative goodwill amortization	-	(68)	(203)
i-2: Depreciation of property, plant and equipment	113	113	113
Capitalized interest (paragraph j)	(91)	(91)	(91)
Minority interest (paragraph k)	(3,752)	172	(3,576)
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	1,074	(656)	(272)
Net income under US GAAP	192,668	154,264	125,204
Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	(141)	-	792
Translation adjustment	356	(24)	-
Total comprehensive income under US GAAP	192,883	154,240	125,996

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l) Effects of conforming to US GAAP (continued)

The adjustments required to conform shareholders' equity amounts under Chilean GAAP to US GAAP are as follows:

	As of December 31,
	2007	2006
	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,182,436	1,085,949
Revaluation of property, plant and equipment: (paragraph a)
a-1: Property, plant and equipment	(133,309)	(133,309)
a-2: Accumulated depreciation	107,731	103,444
Deferred income taxes (paragraph b)	(17,144)	(22,627)
Translation of foreign currency financial statements (paragraph c)
c-1: Property, plant and equipment	(3,745)	(2,160)
c-2: Accumulated depreciation	1,797	1,104
c-3: Inventory	(3,035)	(364)
c-4: Goodwill, net	(302)	(335)
c-5: Other assets	(103)	-
Minimum dividend (paragraph d)	(54,006)	(42,383)
Employer loans used to purchase shares (paragraph e)	(127)	(253)
Staff severance indemnities (paragraph f)	(6,816)	(5,409)
Derivatives (paragraph g)	(389)	4,432
Goodwill (paragraph h)	8,015	5,763
Negative goodwill: (paragraph i)
i-1: Property, plant and equipment	(4,447)	(5,084)
i-1: Accumulated depreciation of property, plant and equipment	2,023	1,910
i-2: Negative goodwill	4,447	5,084
i-2: Accumulated amortization of negative goodwill	(3,156)	(3,156)
Capitalized interest (paragraph j)
j-1: Property, plant and equipment	1,643	1,643
j-2: Amortization of capitalized interest	(365)	(274)
Effect of minority interest on US GAAP adjustments (paragraph k)	1,966	614
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	1,007	(67)
Shareholders' equity in accordance with US GAAP	1,084,121	994,522

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l) Effects of conforming to US GAAP, continued

The changes in the Shareholders’ equity accounts determined under US GAAP are summarized as follows:

ThUS$

Balance at January 1, 2005	856,871

Reversal of accrued minimum dividend at December 31, 2003	22,270
Distribution of final 2003 dividend	(48,118)
Accrued minimum dividend at December 31, 2005	(34,053)
Employer loans used to purchase shares	476
Other comprehensive income	792
Net income for the year	125,204

Balance at December 31, 2005	923,442
Reversal of accrued minimum dividend at December 31, 2005	34,053
Distribution of final 2005 dividend	(73,647)
Accrued minimum dividend at December 31, 2006	(42,383)
Employer loans used to purchase shares	35
Other comprehensive income	(1,242)
Net income for the year	154,264

Balance at December 31, 2006	994,522
Reversal of accrued minimum dividend at December 31, 2006	42,383
Distribution of final 2006 dividend	(91,787)
Accrued minimum dividend at December 31, 2007	(54,006)
Employer loans used to purchase shares	126
Other comprehensive loss	215
Net income for the year	192,668

Balance at December 31, 2007	1,084,121

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
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

II. Additional Disclosure Requirements

The following disclosures are not generally required or recommended for presentation in the financial statements under Chilean GAAP, but are required under US GAAP:

a) Earnings per share

	2007	2006	2005
	(Expressed in US dollars)

Basic and diluted earnings per share under Chilean GAAP	0.68	0.54	0.43
Basic and diluted earnings per share under US GAAP	0.73	0.59	0.48
Dividends declared per share (1)	0.44	0.35	0.28

Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

(1) Represents dividends declared and paid in accordance with Chilean GAAP.

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year. For the years presented the Company did not have convertible securities outstanding.

b) Income taxes

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a US GAAP basis as a result of the following differences:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Consolidated pretax income under US GAAP	242,247	193,358	160,382
Statutory tax rate	17%	17%	17%
Theoretical tax at statutory rate	41,182	32,871	27,265

Non-deductible items	(1,433)	5,853	892
Difference in tax rates in foreign jurisdictions	105	247	1,056
Valuation allowance	2,182	(4,420)	1,350
Total income tax under US GAAP	42,036	34,551	30,563

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP.:

	2007	2006
	ThUS$	ThUS$

Deferred Tax Assets
Allowance for doubtful debts	1,940	2,408
Vacation accrual	1,872	1,411
Unrealized gains on sales of products	17,521	13,308
Provision for obsolescence	3,779	2,283
Tax loss carryforwards (1)	25,883	31,969
Fair value acquisition adjustments	2,119	841
Other	9,238	6,202
Gross deferred tax assets	62,352	58,422
Valuation allowance	(38,217)	(36,035)
Total deferred tax assets	24,135	22,387

Deferred Tax Liabilities
Production expenses	(20,535)	(18,613)
Accelerated depreciation	(62,190)	(61,046)
Staff severance indemnities	(574)	(876)
Exploration expenses	(4,327)	(4,712)
Capitalized interest	(8,601)	(7,284)
Gain from derivative transactions	(2,478)	(935)
Other	(1,679)	(1,552)
Total deferred tax liabilities	(100,384)	(95,018)

(1)
The Company’s tax loss carryforwards were primarily generated from losses incurred in Chile. In accordance with current laws, in Chile tax losses may be carried forward indefinitely. In other countries tax losses usually expire. For the years ended December 31, 2007, 2006 and 2005 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$ 6,477, ThUS$ 9,037 and ThUS$ 3,541, respectively.

Tax loss carryforwards relate to the following countries as of December 31:

	2007	2006
	ThUS$	ThUS$

Chile	22,625	29,180
Other countries	3,258	2,789
Total	25,883	31,969

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b) Income taxes (continued)

The classification of the net deferred tax assets and liabilities detailed above is as follows:

	2007	2006
	ThUS$	ThUS$

Short-term	(6,148)	(5,406)
Long-term	(70,101)	(67,225)
Net deferred tax liabilities	(76,249)	(72,631)

The provision for income taxes in accordance with US GAAP is as follows:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Income tax expense under Chilean GAAP	48,592	37,916	32,527
Additional deferred taxes under US GAAP	(1,048)	656	272
Reversal of complementary accounts	(5,508)	(4,021)	(2,236)
Total tax provision US GAAP	42,036	34,551	30,563

US GAAP income (loss) before taxes related to Chile and foreign operations for the years ended December 31, is as follows:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Chile	246,251	215,036	134,411
Foreign	(4,004)	(21,678)	25,971
Total	242,247	193,358	160,382

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2007			2006			2005
	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	3,554	36,010	39,564	9,469	22,263	31,732	(5,777)	33,537	27,760
Foreign	264	2,208	2,472	285	2,534	2,819	(1,088)	3,891	2,803
Total	3,818	38,218	42,036	9,754	24,797	34,551	(6,865)	37,428	30,563

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

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2005, 2006 and 2007:

	Year ended December 31, 2005
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,274)	482	(792)
Translation adjustment	-	-	-
Minimum pension liability adjustment	1,274	(482)	792
Net change	1,274	(482)	792
Ending balance	-	-	-

	Year ended December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	-	-	-
Translation adjustment	(24)	-	(24)
Minimum pension liability adjustment	(1,218)	-	(1,218)
Net change	(1,242)	-	(1,242)
Ending balance	(1,242)	-	(1,242)

	Year ended December 31, 2007
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,242)	-	(1,242)
Translation adjustment	356	-	356
Minimum pension liability adjustment	(141)	-	(141)
Net change	215	-	215
Ending balance	1,027	-	1,027

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

d) Credit agreements

The Company had renewable credit lines for short-term US-dollar borrowings with various Chilean and foreign banks totaling, in the aggregate, US$580 million and US$ 622 million as of December 31, 2007 and 2006, respectively. There were US$ 580 million and US$ 564 million available as of December 31, 2007 and 2006, respectively. Of the US$ 580 million available as of December 31, 2007, the Company had US$ 130 million under two committed credit line agreements with local banks, for which the Company paid commitment fees.

e) Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under the capital lease are recorded in Other accounts payable and are as follows:

Minimum
lease
payments
Year ended December 31,	ThUS$

2008	315
2009	315
2010	314
2011	183
Total future minimum lease payments	1,127
Interest	(153)
Present value of net minimum lease payments	974

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

e) Lease commitments (continued)

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency (Corfo) for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with rates specified in the agreement. Based on the agreement the Company paid ThUS$ 13,959, ThUS$ 9,193 and ThUS$ 6,752 in 2007, 2006 and 2005 respectively, including the minimum annual rental, which was ThUS$ 4,759, ThUS$ 4,547 and ThUS$ 4,172 for 2007, 2006 and 2005, respectively. Future estimated minimum annual rentals are as follows:

Minimum
annual
rentals
Year ended December 31,	ThUS$

2008	5,061
2009	5,061
2010	5,061
2011	5,061
2012	5,061
Thereafter	91,101
Total	116,406

As of December 31, 2007, SQM Salar S.A. has accrued for the royalty fee payment of ThUS$ 3,643 related to the rental agreement maintained with Corfo.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g) Foreign exchange gains and losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ 10,885, ThUS$ (2,839) and ThUS$ 5,391 in 2007, 2006 and 2005, respectively.

h) Advertising and research and development costs

Advertising costs are expensed as incurred and amounted to ThUS$ 1,670, ThUS$ 1,699 and ThUS$ 1,389 for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and development costs are expensed as incurred and amounted to ThUS$ 2,843, ThUS$ 2,429 and ThUS$ 2,480 for the years ended December 31, 2007, 2006 and 2005.

i) Business combinations and goodwill

As described in paragraph I j) above the Company adopted SFAS 142 as of January 1, 2002, SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Changes in goodwill under US GAAP in the years ended December 31, 2006 and 2007 are summarized as follows:

ThUS$

Balance at 31, 2005	29,103
Goodwill on acquisition of DSM business	11,373
Sale of Fertilizantes Olmeca	(279)
Translation adjustment	52
Balance at December 31, 2006	40,249
Translation adjustment	86
Balance at December 31, 2007	40,335

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

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Non-operating income under Chilean GAAP	25,948	19,293	16,433
Less:
Sale of mining concessions	399	1,252	298
Sale of material and services	369	75	438
Insurance recoveries	275	307	213
Write-off of liabilities	335	238	2,204
Payment discount obtained from suppliers	458	690	1,026
Rental of property, plant and equipment	958	1,023	1,015
Compensation obtained from third parties	524	1	737
Other income	2,013	1,251	1,899
Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	20,617	14,456	8,603

Non-operating expenses under Chilean GAAP	53,032	55,341	50,755
Less:
Sales of material and services	-	630	-
Work disruption expenses	844	1,534	584
Increase in allowance for doubtful debts	-	129	151
Non-capitalizable exploration project expenses	16,528	12,087	13,489
Non-recoverable taxes	669	542	647
Provision for legal expenses and litigations	523	1,010	7,986
Change of discount rate for staff severance indemnities provision	-	-	678
Allowances for materials, spare parts and supplies	4,925	2,055	1,188
Consulting services	-	281	314
Donations	-	458	896
Penalties	-	-	238
Suppliers’ compensations	1,575	-	-
Accrued expenses related to energy tariff adjustments	2,066	2,500	-
Other expenses	3,624	1,668	1,570
Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	22,278	32,447	23,014

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)  Reclassification differences between Chilean GAAP and US GAAP (continued)

(ii) Condensed financial statements under US GAAP

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
b)	2007	2006
Assets	ThUS$	ThUS$

Current assets	900,593	849,958
Property, plant and equipment	1,655,970	1,507,568
Accumulated depreciation	(701,582)	(623,768)
Property plant and equipment, net	954,388	883,800
Goodwill	40,335	40,249
Other assets	64,301	72,019
Total assets	1,959,617	1,846,026

Liabilities and shareholders’ equity

Current liabilities	246,163	241,210
Long-term liabilities	585,300	571,695
Minority interest	44,033	38,599
Shareholders’ equity	1,084,121	994,522
Total liabilities and shareholders’ equity	1,959,617	1,846,026

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
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)  Reclassification differences between Chilean GAAP and US GAAP (continued)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	For the years ended December 31,
	2007	2006	2005
Operating income	ThUS$	ThUS$	ThUS$

Sales	1,187,527	1,042,886	895,970
Cost of sales	(880,272)	(767,679)	(670,213)
Gross margin	307,255	275,207	225,757

Selling and administrative expense	(70,273)	(69,662)	(61,878)
Operating income	236,982	205,545	163,879

Non-operating income (expense), net	1,699	(14,139)	(6,093)
Income taxes	(42,036)	(34,551)	(30,563)
Minority interest	(7,544)	(4,543)	(4,615)
Equity participation in income of related companies, net	3,567	1,952	2,596

Net income	192,668	154,264	125,204
Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	(141)	-	792
Translation adjustment	356	(24)	-
Deferred gain from sale of swap	-	-	-
Total comprehensive income under US GAAP	192,883	154,240	125,996

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k) Industry segment and geographic area information

The Company provides disclosures in accordance with SFAS 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin America and Caribbean except Chile, Europe, USA, and Asia and other. In addition, the Company evaluates also its performance by the following group of products: Specialty Plant Nutrition, Iodine and Derivatives, Lithium and Derivatives, Industrial Chemicals and Potassium Chloride and Other Commodity Fertilizers. The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies” (Note 2). The following segment information is presented in accordance with US GAAP reporting requirements; however, the amounts have been determined in accordance with Chilean GAAP.

(i)	Sales by product type and by geographic area for the years ended December 31, 2007, 2006 and 2005

Year ended December 31, 2007	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	157,148	127,274	240,982	192,830	84,509	(221,982)	580,761
Iodine and derivatives	167,189	7,584	144,977	157,530	63,353	(325,530)	215,103
Lithium and derivatives	631	2,621	152,993	66,708	72,651	(115,814)	179,790
Industrial chemicals	3,027	14,695	95,282	88,266	19,801	(139,881)	81,190
Potassium chloride and other commodity fertilizers (2)	334,008	13,457	(5,519)	3,645	12,549	(227,457)	130,683
Total	662,003	165,631	628,715	508,979	252,863	(1,030,664)	1,187,527
Transfers between geographic areas:
Specialty plant nutrition	33,102	13,174	95,014	62,424	18,268	(221,982)	-
Iodine and derivatives	166,244	-	59,011	78,736	21,539	(325,530)	-
Lithium and derivatives	260	-	69,409	28,228	17,917	(115,814)	-
Industrial chemicals	1,322	2,776	58,897	61,298	15,588	(139,881)	-
Potassium chloride and other commodity fertilizers (2)	228,189	2,334	(14,456)	2,314	9,076	(227,457)	-
Total	429,117	18,284	267,875	233,000	82,388	(1,030,664)	-
Sales to unaffiliated customers:
Specialty plant nutrition	124,046	114,100	145,968	130,406	66,241	-	580,761
Iodine and derivatives	945	7,584	85,966	78,794	41,814	-	215,103
Lithium and derivatives	371	2,621	83,584	38,480	54,734	-	179,790
Industrial chemicals	1,705	11,919	36,385	26,968	4,213	-	81,190
Potassium chloride and other commodity fertilizers (2)	105,819	11,123	8,937	1,331	3,473	-	130,683
Total	232,886	147,347	360,840	275,979	170,475	-	1,187,527

(1) Excludes Chile.
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
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k) Industry segment and geographic area information (continued)

(i) Sales by product type and by geographic area for the years ended December 31, 2007, 2006 and 2005 (continued)

Year ended December 31, 2006	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	114,144	114,838	203,445	201,906	78,545	(209,762)	503,116
Iodine and derivatives	165,814	6,965	159,783	155,992	68,651	(339,468)	217,737
Lithium and derivatives	46	1,422	95,342	49,651	83,786	(101,359)	128,888
Industrial chemicals	3,675	12,795	57,361	83,616	11,555	(97,718)	71,284
Potassium chloride and other commodity fertilizers (2)	301,673	9,064	9,414	69,459	8,155	(275,903)	121,862
Total	585,352	145,084	525,344	560,624	250,692	(1,024,210)	1,042,886
Transfers between geographic areas:
Specialty plant nutrition	25,902	11,487	66,206	70,757	35,410	(209,762)	-
Iodine and derivatives	163,943	-	66,927	74,934	33,664	(339,468)	-
Lithium and derivatives	-	8	39,339	17,771	44,241	(101,359)	-
Industrial chemicals	1,206	3,144	29,623	52,584	11,161	(97,718)	-
Potassium chloride and other commodity fertilizers (2)	229,481	1,904	-	36,363	8,155	(275,903)	-
Total	420,532	16,543	202,095	252,409	132,631	(1,024,210)	-
Sales to unaffiliated customers:
Specialty plant nutrition	88,242	103,351	137,239	131,149	43,135	-	503,116
Iodine and derivatives	1,871	6,965	92,856	81,058	34,987	-	217,737
Lithium and derivatives	46	1,414	56,003	31,880	39,545	-	128,888
Industrial chemicals	2,469	9,651	27,738	31,032	394	-	71,284
Potassium chloride and other commodity fertilizers (2)	72,192	7,160	9,414	33,096	-	-	121,862
Total	164,820	128,541	323,249	308,215	118,061	-	1,042,886

(1) Excludes Chile.
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
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k) Industry segment and geographic area information (continued)

(i) Sales by product type and by geographic area for the years ended December 31, 2007, 2006 and 2005 (continued)

Year ended December 31, 2005	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	135,864	114,055	267,572	194,050	55,468	(279,205)	487,804
Iodine and derivatives	84,220	8,114	115,634	115,032	43,615	(217,511)	149,104
Lithium and derivatives	379	1,213	72,271	37,917	21,128	(51,548)	81,360
Industrial chemicals	6,627	12,245	79,612	88,545	1,526	(118,073)	70,482
Potassium chloride and other commodity fertilizers (2)	207,321	8,164	10,336	59,177	46	(177,824)	107,220
Total	434,411	143,791	545,425	494,721	121,783	(844,161)	895,970
Transfers between geographic areas:
Specialty plant nutrition	47,722	9,155	131,279	72,551	18,498	(279,205)	-
Iodine and derivatives	82,766	460	60,481	56,318	17,486	(217,511)	-
Lithium and derivatives	12	52	38,180	12,132	1,172	(51,548)	-
Industrial chemicals	1,931	4,229	53,372	57,337	1,204	(118,073)	-
Potassium chloride and other commodity fertilizers (2)	145,894	1,708	3,817	26,376	29	(177,824)	-
Total	278,325	15,604	287,129	224,714	38,389	(844,161)	-
Sales to unaffiliated customers:
Specialty plant nutrition	88,142	104,900	136,293	121,499	36,970	-	487,804
Iodine and derivatives	1,454	7,654	55,153	58,714	26,129	-	149,104
Lithium and derivatives	367	1,161	34,091	25,785	19,956	-	81,360
Industrial chemicals	4,696	8,016	26,240	31,208	322	-	70,482
Potassium chloride and other commodity fertilizers (2)	61,427	6,456	6,519	32,801	17	-	107,220
Total	156,086	128,187	258,296	270,007	83,394	-	895,970
(1) Excludes Chile.
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
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k) Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2007, 2006 and 2005:

As of and for the year ended December 31, 2007	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	74,036	-	-	-	-	-	74,036
María Elena	156,484	-	-	-	-	-	156,484
Coya Sur	106,771	-	-	-	-	-	106,771
Pampa Blanca	4,069	-	-	-	-	-	4,069
Nueva Victoria	104,758	-	-	-	-	-	104,758
Salar de Atacama	250,577	-	-	-	-	-	250,577
Salar del Carmen	43,997	-	-	-	-	-	43,997
Others	6,822	-	-	21,440	5,970	(4,865)	29,367
Sub-total production facilities	747,514	-	-	21,440	5,970	(4,865)	770,059

Port facility (1)	39,038	-	-	-	-	-	39,038
Other property, plant and equipment	155,065	-	-	-	-	7,839	162,904
Assets of commercial locations	7,615	1,450	2,813	2,867	566	(1,174)	14,137
Investments in related companies	1,221,498	15,659	24,035	36,450	-	(1,273,707)	23,935
Goodwill(3)	23,844	108	10,284	-	-	-	34,236
Other non-current assets (2)(3)	353,743	-	6	1,675	-	(317,369)	38,055
Total long-lived assets long	2,548,317	17,217	37,138	62,432	6,536	(1,589,276)	1,082,364

Expenditures on long-lived assets	175,910	57	205	1,838	18	-	178,028

Export by region	-	139,242	241,097	217,116	189,897	-	787,352

(1)
The Company’s principal production facilities are located near its mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2007, 2006 and 2005:

Location:	Products:
Pedro de Valdivia	Nitrate and iodine production
María Elena	Nitrate and iodine production
Coya Sur	Nitrate and iodine production
Pampa Blanca	Concentrated nitrate salts and iodine production
Nueva Victoria	Iodine production
Salar de Atacama	Potassium chloride, lithium chloride, potassium sulfate and boric acid
Salar del Carmen	Lithium carbonate and lithium hydroxide production
Tocopilla	Port facilities

(2)	In all tables in the segment disclosure this category includes principally assets that may not be assigned to production facilities and investments held by holding entities within the group.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2007, 2006 and 2005:

As of and for the year ended December 31, 2006	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	75,280	-	-	-	-	-	75,280
María Elena	147,080	-	-	-	-	-	147,080
Coya Sur	93,320	-	-	-	-	-	93,320
Pampa Blanca	3,410	-	-	-	-	-	3,410
Nueva Victoria	112,880	-	-	-	-	-	112,880
Salar de Atacama	239,640	-	-	-	-	-	239,640
Salar del Carmen	48,110	-	-	-	-	-	48,110
Others	4,169	-	-	23,035	6,707	-	33,911
Sub-total production facilities	723,889	-	-	23,035	6,707	-	753,631

Port facility (1)	21,692	-	-	-	-	-	21,692
Other property, plant and equipment	130,250	-	-	-	-	-	130,250
Assets of commercial locations	6,614	64,282	3,115	2,413	555	(62,627)	14,352
Investments in related companies	835,915	15,603	18,962	48,202	-	(900,353)	18,329
Goodwill(3)	25,348	131	10,852	-	-	-	36,331
Other non-current assets (2)(3)	876,655	-	53,669	1,751	-	(881,333)	50,742
Total long-lived assets	2,620,363	80,016	86,598	75,401	7,262	(1,844,313)	1,025,327

Expenditures on long-lived assets	284,639	90	14,083	802	318	-	299,932

Export by region	-	122,394	183,873	187,781	133,016	-	627,064

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2007, 2006 and 2005:

As of and for the year ended December 31, 2005	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Pedro de Valdivia	73,910	-	-	-	-	-	73,910
María Elena	103,260	-	-	-	-	-	103,260
Coya Sur	60,220	-	-	-	-	-	60,220
Pampa Blanca	180	-	-	-	-	-	180
Nueva Victoria	92,380	-	-	-	-	-	92,380
Salar de Atacama	243,140	-	-	-	-	-	243,140
Salar del Carmen	41,080	-	-	-	-	-	41,080
Others	1,477	-	7,289	24,641	-	-	33,407
Sub-total production facilities	615,647	-	7,289	24,641	-	-	647,577

Port facility	19,776	-	-	-	-	-	19,776
Other property, plant and equipment	112,759	-	-	-	-	-	112,759
Assets of commercial locations	6,842	47,379	3,613	6,519	237	(1,852)	62,738
Investments in related companies	684,214	24,122	19,991	53,949	-	(761,600)	20,676
Goodwill(3)	27,055	154	-	-	-	-	27,209
Other non-current assets(3)	884,143	140	6	1,807	-	(879,046)	7,050
Total long-lived assets long	2,350,436	71,795	30,899	86,916	237	(1,642,498)	897,785

Expenditures on long-lived assets	199,242	102	2,159	1,268	-	-	202,771

Export by region	-	116,427	243,964	172,060	51,908	-	584,359

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

-	For forward contracts and swap agreements, fair value is determined using quoted market prices of financial instruments with similar characteristics.

The following is a detail of the Company’s financial instruments’ US GAAP carrying amount and estimated fair value:

	As of December 31,
	2007		2006
	US GAAP Carrying Amount	Estimated Fair Value	US GAAP Carrying Amount	Estimated Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Assets:
Cash and cash equivalents	164,212	164,212	183,943	183,943
Short-term accounts receivable	291,607	291,607	247,650	247,650
Long-term accounts receivable	2,604	2,604	2,388	2,388
Derivative instruments	14,968	14,968	5,498	5,498

Liabilities:
Short-term bank debt	1,806	1,806	58,350	58,350
Short-term notes and accounts payable	107,730	107,730	87,164	87,164
Derivative instruments	499	499	219	219
Current and long-term portions of long-term bank debt	494,451	493,510	484,981	495,761
Long-term other accounts payable	730	730	849	849

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

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2007	2006

Weighted-average discount rate	6.5%	7.0%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	8.5%	8.5%

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2007	2006	2005

	ThUS$	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	5,696	5,184	5,080
Service cost	1	17	16
Interest cost	391	381	369
Actuarial loss	405	359	(37)
Benefits paid	(248)	(245)	(244)
Benefit obligation at end of the year	6,245	5,696	5,184

Change in plan assets:
Fair value of plan assets at beginning of year	5,621	5,223	4,967
Employer contributions	69	18	-
Actual return (loss) on plan assets	699	625	500
Benefits paid	(248)	(245)	(244)
Fair value of plan assets at end of year	6,141	5,621	5,223

Funded status	(104)	(75)	39
Items not yet recognized as components of net periodic pension costs:
Net actuarial loss at the beginning of the period	(1,218)	(1,094)	1,133
Amortization during the period	35	44	-
Estimated net gain loss occurring during the period	(176)	(168)	-
Adjustment to recognize minimum pension liability	(1,359)	(1,218)	(1,094)
Accrued pension (liability)/ prepaid pension cost	(104)	(75)	39

Net periodic pension expense was comprised of the following components for the years ended December 31, 2005, 2006 and 2007:

	2007	2006	2005
	ThUS$	ThUS$	ThUS$

Service cost or benefits earned during the period	1	17	16
Interest cost on benefit obligation	391	381	369
Actual return on plan assets	(699)	(625)	(500)
Amortization of loss from prior periods	35	44	-
Net gain during the period	229	192	147
Net periodic pension expense	(43)	9	32

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The plan’s asset allocations by asset category as of December 31 are as follows:

	2007	2006

Growth securities	55%	53%
International securities	22%	21%
Growth & income securities	12%	25%
Treasury securities	9%	-
Money market funds	2%	1%
Total	100%	100%

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

As of December 31, 2007 the pension plan benefits expected to be paid in the future are as follows:

ThUS$

2008	274
2009	340
2010	356
2011	396
2012	427
Years 2012-2015	2,679

n)	Cash and cash equivalents

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

The amount of consolidated retained earnings that represents undistributed earnings of 50% or less investees accounted for by the equity method amounts to ThUS$ 2,550, as of December 31, 2007.

p)	Recent US GAAP accounting pronouncements

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". SFAS No. 157 which standardizes the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and financial liabilities and November 15, 2008 for non-financial assets and non-financial-liabilities and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 157.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Options for Financial Assets and Financial Liabilities". SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159.

Derivative Instruments and Hedging Activities

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

p)	Recent US GAAP accounting pronouncements (continued)

Business Combinations

In December 2007, FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). The objective of SFAS No. 141 (R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Noncontrolling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements". SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS No. 160, "a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent". The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.