Form 20-F
period 2008-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2009-06-30
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report_______________________________ ..
For the transition period from   _____________to__________  .

Commission file number  33-65728

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)
CHILE
(Jurisdiction of incorporation or organization)

El Trovador 4285, 6th Floor, Santiago, Chile +56 2 425-2000
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange act of 1934:      ☐ YES      ☒  NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒  YES      ☐  NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).                                                                                                                                          ☐ YES      ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act.
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
☐ YES☒  NO

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars," “USD” and "dollars" are to United States dollars, references to "pesos," “CLP” and "Ch$" are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to "UF" are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index.  As of May 31, 2009, UF 1.00 was equivalent to US$37.44 and Ch$20,989.29.

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

"average mining exploitation factor"  Index or ratio that measures the mineral exploitation effectivenes, based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.

“cash and cash equivalents” The Financial Accounting Standards Board (FASB) defines cash equivalents as highly liquid securities with maturities of less than three months. Liquid securities typically are those that can be sold easily with little or no loss of value.

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

"Weighted Average Age"  The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2008 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2008.

*	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).
**	The definition of a Controller Group that has been provided is the one that applies to the Company. Chilean law provides for a broader definition of a Controller Group.

SQM will provide a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents), upon written or oral request.  Written requests for such copies should be directed to Sociedad Química y Minera de Chile S.A., El Trovador 4285, 6th Floor, Santiago, Chile, Attention: Investor Relations Department.  Requests may also be made by telephone (562-425-2000), facsimile (562-425-2493) or e-mail (ir@sqm.com).

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

3.A.   Selected Financial Data

The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008. The consolidated financial statements as of December 31, 2005 and 2004 and for the years then ended are not included herein. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2008, 2007 and 2006 and total shareholders' equity as of December 31, 2008 and 2007 to U.S. GAAP.

		Year ended December 31,
	2008	2007	2006	2005	2004
Income Statement Data		(in millions of US$) (1)
Chilean GAAP
Total Revenues	1,774.1	1,187.5	1,042.9	896.0	788.5
Operating Income	632.2	259.5	219.9	181.2	124.1
Non-operating results, net	(19.3)	(27.1)	(36.1)	(34.4)	(17.6)
Net income	501.4	180.0	141.3	113.5	74.2
Net earnings per share (2)	1.91	0.68	0.54	0.43	0.28
Net earnings per ADR (2) (3)	1.91	0.68	0.54	0.43	0.28
Dividend per share (4) (5)	1.24	0.44	0.35	0.28	0.18

Weighted average shares outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

US GAAP
Total Revenues	1,774.1	1,187.5	1,042.9	896.0	788.5
Operating Income	623.0	237.0	205.5	163.9	114.6
Non-operating results, net (6)	(26.9)	1.7	(14.1)	(6.1)	(1.6)
Equity participation in income (loss) of related companies, net	14.4	3.6	2.0	2.6	1.8
Net income	500.9	192.7	154.3	125.2	86.8
Basic and diluted earnings per share	1.90	0.73	0.59	0.48	0.33
Basic and diluted earnings per ADR (3)	1.90	0.73	0.59	0.48	0.33
Weighted average shares outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

		As of December 31,
	2008	2007	2006	2005	2004
Balance Sheet Data		(in millions of US$) (1)
Chilean GAAP
Total assets	2,567.2	1,986.3	1,871.2	1,640.6	1,361.4
Long-term debt	515.9	486.7	480.7	100.0	200.0
Total shareholders’ equity	1,463.1	1,182.4	1,085.9	1,020.4	948.6
Capital stock	477.4	477.4	477.4	477.4	477.4
US GAAP
Total assets	2,549.1	1,959.6	1,846.0	1,609.0	1,318.5
Long-term debt	514.5	485.0	478.7	100.0	200.0
Total shareholders’ equity	1,368.0	1,084.1	994.5	923.4	856.9
Capital stock	479.3	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 30 to the Consolidated Financial Statements of December 31, 2008.

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADR.

(2) There are no authoritative pronouncements related to the calculation of earnings per share in accordance with Chilean GAAP. For comparative purposes the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.

(3) The ratio of ordinary shares to Series A ADRs was 10:1 for all periods reflected in the table. The Series A ADRs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADRs changed from 10:1 to 1:1 on March 28, 2008. The calculation of earnings per ADR is based on the ratio of 1:1.

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2004, 2005, 2006, 2007 and 2008.

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

On April 10, 2008, the Chilean Central Bank decided to intervene in the Formal Exchange Market by increasing the level of international reserves by US$8 billion.  This intervention program took place between April 14, 2008 and December 12, 2008.  The Central Bank decided to implement this program in order to strengthen the international liquidity of the Chilean economy, in the face of recent uncertainty in the global financial markets.  In addition, the Central Bank considered that world economic conditions had caused the exchange rate between the Chilean peso and the U.S. dollar to fall below the level that should prevail under normal economic conditions.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 2004 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

On May 31, 2009, the Observed Exchange Rate was Ch$560.58 = US$1.00.

Observed Exchange Rate (1)
Ch$ per US$

Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End
2004	559.21	649.45	612.13	559.83
2005	509.70	592.75	559.27	514.21
2006	511.44	549.63	531.03	534.43
2007	493.14	548.67	521.95	495.82
2008	431.22	676.75	528.88	629.11
Dec-08	625.59	674.83	649.32	629.11
Jan-09	610.09	643.87	623.01	612.43
Feb-09	583.32	623.87	606.00	595.76
Mar-09	572.39	614.85	592.93	582.10
Apr-09	575.12	601.04	583.18	588.62
May-09	558.95	580.10	565.72	564.64

Source:  Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)	The monthly average rate is calculated on a day-to-day basis for each month.

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

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world.  In 2008, approximately 45% of our sales were made to emerging market countries: (i) approximately 21% in Central and South America, excluding Chile; (ii) approximately 13% in Chile; and (iii) approximately 11% in Asia, excluding Japan.  We expect to expand our sales in these and other emerging markets in the future.  The results of and prospects for our operations in these countries and other countries in which we establish operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries.  Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations could have a material adverse effect on our sales or operations in those countries.

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

In particular, during 2008 world prices of potassium-based commodity fertilizers increased significantly during the first nine months of the year. Towards the end of 2008, commodity fertilizers prices in general fell as a result of the global financial crisis. During the first months of 2009 the volatility in prices has continued affecting commodity markets around the world. The global economic crisis could have a material adverse effect on the prices of our potassium-based specialty plant nutrients and the prices of the potassium chloride we sell to third parties.

During the last two decades, world iodine prices have displayed volatility in response to supply and demand conditions.  Iodine prices have followed an upward trend since late 2003, reaching an average price of approximately US$24 per kilogram in 2008.  On October of 2008, we announced an increase of iodine prices by 25%. This impact should be reflected during the year 2009. We cannot assure you that this upward trend will continue.

We started production of lithium carbonate from the brines of the Salar de Atacama in October 1996 and started selling lithium carbonate commercially in January 1997. Our entry into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entry to less than US$2,000 per ton.  At the end of 2008, prices were approximately US$6,000 per ton. The increase in prices was the result of market dynamics reflecting sustained growth in demand in the past few years and supply that grew only enough to match demand. Before the global economic crisis, we believed this price increase was due mainly to high growth in demand, which had not been fully balanced by the supply of lithium carbonate. Considering recent events in global markets demand for lithium carbonate has declined, and as expected, lithium prices and sales volumes for 2008 were slightly lower compared to the previous year. Because many applications for lithium are related to the construction industry, which contracted significantly during recent months, we expect that lithium sales volumes in 2009 will be lower than in 2008.  If demand continues to fall, we can not assure that prices will not be affected.

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

Our inventory levels may increase because of the global economic situation

The current economic downturn and its potentially negative effects on the financial situation of our customers may delay some purchases and as consequence increase our inventory levels. These increased levels of inventory increases the Company’s need for cash to fund working capital. We believe demand could recover during the second half of 2009, at which point inventory levels should start to normalize. If inventory levels remain high, however, we could be forced to shut down part of our production capacity which could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

The current economic downturn and its potentially negative effects on the financial situation of our customers may extend the payment terms of SQM’s accounts receivable and may increase our exposure to bad debt.  While SQM is taking measures, such as using credit insurance, letters of credits and prepayment for a portion of sales, to minimize this risk, this global economic situation may bring losses that could have a material adverse effect on our business, financial condition and results of operations.

Production of lithium carbonate in China and other countries

Potential new production of lithium carbonate in China could adversely affect prices. There is limited information on the status of lithium carbonate capacity expansion projects being developed by Chinese competitors, and so we cannot make accurate projections regarding their capacities and the dates on which they could become operational. Potential new production of lithium carbonate from other countries could have a similar impact on market conditions. If these potential projects are completed in the short term, they could adversely affect market prices, which in turn could adversely affect our business, financial position and results of operations.

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

Currency fluctuations may have a negative effect on our financial results

The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and is our functional currency for financial statement reporting purposes. A significant portion of our operating costs, however, are related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production.  As of December 31, 2008, the Chilean peso to U.S. dollar exchange rate was Ch$ 629.11 per U.S. dollar. As of December 31, 2007, the Chilean peso to U.S. dollar exchange rate was Ch$ 495.82 per U.S. dollar. As of May 31, 2009, the U.S. dollar has depreciated approximately 11.4%, against the Chilean peso compared to the exchange rate at December 31, 2008.

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

High raw materials and energy prices could increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute a significant part of our cost of sales (approximately 15.5% in 2008). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be materially, adversely affected.

Our reserves estimates could significantly vary

Our mining reserves estimates are prepared by our geologists. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets where we sell our products could become stricter over time

In the markets where we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, we may not be able to sell our products if we cannot meet such standards. In addition, our cost of production may increase in order to meet any such newly promulgated standards. Failure to sell our products in one or more markets or to important customers could materially, adversely affect our business, financial condition or results of operations.

Our business is subject to many operating and other risks for which we may not be fully covered in our insurance policies

Our facilities located in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in a business or businesses similar to ours. Nonetheless, we may be subject to certain events that may not be covered under the insurance policies, and that could have a material adverse effect on our financial condition or results of operations.

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

We suffered partial shortages of natural gas during 2004, 2005 and 2006, and during 2007 and 2008 we received practically no natural gas.  We believe this situation will continue and that during 2009 we will likely receive little or no natural gas from Argentina.  Most of our industrial equipment that uses natural gas can also operate on fuel oil, and the remaining equipment can operate on diesel. However, the cost of fuel oil and diesel is significantly higher than the cost of natural gas, and therefore we have recently faced significantly higher energy costs.  We expect this situation to continue, and therefore we expect the reduction in our natural gas supply to continue to have a material adverse effect on our business, financial condition and results of operations.

Decline in the supply of natural gas is negatively affecting the supply of electricity in the Northern Power Grid

The natural gas supply crisis discussed above has placed the Northern Power Grid (Sistema Interconectado del Norte Grande or “SING”) under significant stress. The lack of natural gas received from Argentina during 2008 has made this situation even more critical.  Continued stress on the Northern Power Grid could lead to a system failure that would then affect the supply of electricity. Restrictions on the Company’s electricity consumption could materially, adversely affect our operations, potentially decreasing our production volumes and increasing our production costs.

Decline in the supply of natural gas and volatility of global oil prices could negatively affect our electricity contracts

As the supply of natural gas continues to be uncertain, as discussed above, we are faced with the potential early termination, partial amendment or temporary suspension of our long-term electricity supply contracts.  We maintain contracts with two main utilities in Chile, Electroandina S.A. and Norgener S.A., and in the past both have sought relief from the terms of their electricity supply agreements, arguing that certain unforeseen events have restricted the supply and increased the price of gas from Argentina.  As a result of the requests, we entered into negotiations resulting in new tariffs that have a negative effect on our results of operations.  Further increases in the cost of energy could prompt these companies to once again seek to modify, terminate or suspend these contracts.  If that were to happen, and these companies were to prevail in any resulting arbitration proceedings, our business, financial condition and results of operations could be materially adversely affected.

During 2008, purchases of electricity represented approximately 5.5% of our cost of sales.

We are exposed to labor strikes and liabilities that could impact our production levels and costs

Of our permanent employees in Chile, 61% are represented by 29 labor unions, which represent their members in collective bargaining negotiations with the Company. Accordingly, we are exposed to labor strikes that could impact our production levels. Should a strike occur and extend for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition or results of operations.

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

Pending lawsuits could adversely impact us

We are party to lawsuits and arbitrations involving different matters. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgment in or settlement of these lawsuits may have an adverse effect on our business, financial condition or results of operations.  See Item 8.A.7. Legal Proceedings and Note 23 to the Consolidated Financial Statements. Furthermore, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, our Company might be subject to legal proceedings that, if settled against us, could have a material adverse effect on the Company's business, financial condition or results of operations.

In 2006, the Chilean Congress approved Law No. 20,087 which established new procedures for judges who specialize in labor matters. In 2008, these new procedures where implemented gradually and are currently valid in the Tarapaca and Antofagasta regions. These new procedures establish an obligatory mediation period between the employer and the employee. In the event that the parties do not reach a mutual agreement, an oral trial may decide the matter. The majority of the oral trials have found in favor of the employee. These new procedures could increase the probability of having judgments against us which could have a material adverse effect on our business, financial condition and results of operations.

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

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

We hold water rights that are key to our business development.  These rights were obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations.  Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations.  Such rights may be constituted in favor of parties that requested water rights prior to January 1, 2000, when such request had not yet been processed as of June 16, 2005.  In constituting these new water rights, the law does not factor in the availability of water, or how the new rights may affect holders of existing rights.  Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised.  Furthermore, we must pay annual concession fees to maintain water rights we are not exercising. These and other potential future changes to the Water Code could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the “Royalty Law”) establishing a royalty tax to be applied to mining activities developed in Chile.  We cannot assure you that the way in which the Royalty Law is interpreted and applied will not change in the future.  In addition, the Chilean Government may decide to levy additional taxes on mining companies or other corporations in Chile.  Such changes could have a material adverse effect on our business, financial condition and results of operations.

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

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP

There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP, due to accounting pronouncements or other modifications required under Chilean GAAP. Note 30 to the consolidated Financial Statements includes a description of differences and a reconciliation of the net income and shareholders’ equity amounts reported under Chilean GAAP to U.S. GAAP.

Our financial statements will be reported in accordance with IFRS sometime next year

As required by the Superintendency of Securities and Insurance, we will adopt IFRS standards next year. We can not ensure that changing to IFRS accounting principles during the next year will not affect our financial statements. If our financial statements vary significantly, rating agencies, banks and investors could re-evaluate the Company’s risk, which in turn could adversely affect our financial costs. These changes could have a material adverse effect on the Company’s financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning Indigenous and Tribal Peoples might affect our development plans

In 2008, Chile, a member of the International Labor Organization (“ILO”), ratified the ILO’s Convention 169 (“Convention”) concerning Indigenous and Tribal Peoples. This Convention establishes several rights for indigenous individuals and communities. These newly outlined rights of the Convention will become effective September 15, 2009. Most of these rights, however, would require further legislation and regulations in Chile to become mandatory. Among other rights, the Convention outlines (i) that indigenous groups be notified of and consulted prior to the development of any project on land deemed indigenous. Right to veto is not included; (ii) that indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in alleged indigenous land. The extent of these benefits has not been defined by the government. The new rights outlined in the Convention could affect the development of our investment projects in alleged indigenous lands which could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our financial activities

Interest rate fluctuations may have a material impact on our financial results

We maintain short and long-term debt priced at LIBOR, plus a spread. As we do not have derivative instruments to hedge the LIBOR, we are subject to fluctuations in this rate.  As of December 31, 2008, we had approximately 55% of our financial debt priced at LIBOR, therefore significant increases in the rate could impact our financial condition.

Risks related to our shares and to our ADRs

The price of our ADRs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADRs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in pesos. The depositary will convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADRs.  If the value of the peso falls relative to the U.S. dollar, the value of the ADRs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADRs

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America.  Events in other parts of the world may have an adverse effect on Chilean financial and securities markets and on the value of our ADRs.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADRs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADRs and may impair the ability of a holder to sell our ADRs into the Chilean market in the amount and at the price and time he wishes to do so.

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

Our Company is a "sociedad anónima abierta" (open stock corporation) incorporated under the laws of the Republic of Chile.  Most of SQM's directors and officers reside outside the United States, principally in Chile.  All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADRs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States against them in United States courts.

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

As preemptive rights may be unavailable for our ADR holders, they have the risk of their holdings being diluted if we issue new stock

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

If we issue preemptive rights, United States holders of ADRs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADRs that we will file a registration statement or that an exemption from registration will be available.  We may, in our absolute discretion, decide not to prepare and file such a registration statement.  If our holders were unable to exercise their preemptive rights because SQM did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary's fees and expenses.  If the depositary could not sell the rights, they would expire and holders of ADRs would not realize any value from them.  In either case, ADR holders' equity interest in SQM would be diluted in proportion to the increase in SQM's capital stock.

If the Company were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a passive foreign investment company, or PFIC, for 2008.  Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADRs.  For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See Item 10.E Taxation – United States Tax Considerations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.   History and Development of the Company

Historical Background
Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile.  The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés.  Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4.537 No. 1.992.  SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile.  The Company's telephone number is +56 2 425-2000.

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

SQM was formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corporación de Fomento de la Producción (“Production Development Corporation” or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADRs have traded on the NYSE under the ticker symbol “SQM” since 1993.

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

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period we acquired Kefco in Dubai and the iodine business of DSM. We also sold (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed SQM to concentrate its efforts on its core products.  In 2007, we completed the construction of a new prilling and granulating plant.  In 2008, we completed our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant.

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

SQM's capital expenditures in the 2006-2008 period were the following:

	2008	2007	2006 (2)
(in millions of US$)
Capital Expenditures (1)	286.6	185.0	290.5

(1)	For purposes of this item, capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

(2)
Includes acquisition of DSM’s iodine business for a total of US$72 million, plus all the cash, accounts receivable and final product inventories minus the total liabilities of the Chilean and Dutch companies considered in the transaction.

We have developed a capital expenditure program calling for investments totaling approximately US$340 million for the year 2009 and a total of approximately US$650 million during 2010 and 2011. The main purpose of our capital expenditure program is to increase the production capacities of several of our products, including expansions in natural nitrates (by approximately 25%) and potassium-based products from the Salar de Atacama (by approximately 25%), with a special focus on potassium products as they contribute significantly to the Company’s margins. In addition, part of this investment plan is intended to modernize production processes in order to improve SQM’s operating efficiency.

During 2008, the Company had total capital expenditures of approximately US$287 million, primarily related to:
•	completion of lithium carbonate facility expansion;
•	start-up of construction of a new potassium nitrate production facility at Coya Sur;
•	start-up of investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded capacity;
•	construction of a new mining camp at María Elena; and
•	various projects designed to maintain capacity, increase yields and reduce costs.

The Company has budgeted for 2009 total capital expenditures of approximately US$340 million, primarily relating to:
•	new potassium nitrate production facility at Coya Sur;
•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded capacity; and
•	various projects designed to maintain capacity, increase yields and reduce costs.

For 2010 and 2011, we estimate total capital expenditures of approximately US$650 million, primarily for (i) the completion of the potassium nitrate production facility at Coya Sur; (ii) the increase in the production capacity of potassium-based products; (iii) a portion of the investments necessary to increase finished products  production capacity; (iv) upgrade of our railroad system to handle expanded capacity; (v) various projects designed to maintain capacity, increase yields and lower costs.

4.B.   Business Overview

The Company

We believe we are the world’s largest integrated producer of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrients (such as potassium sulfate), potassium chloride, iodine and lithium and their derivatives, and certain industrial chemicals, including industrial nitrates, and we import and commercialize other commodity fertilizers in Chile. Our products are sold in over 100 countries through our worldwide distribution network, and we generate approximately 84% of our revenues from countries outside Chile. Our products are mainly derived from mineral deposits found in northern Chile, specifically in the Tarapacá and Antofagasta Regions, where we mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world’s only commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrition and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six main categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; industrial chemicals; potassium chloride; and other commodity fertilizers. Specialty plant nutrients are fertilizers that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries, and a growing application is in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens.  Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and more recently, industrial nitrates are being used in solar energy plants as a means for energy storage.  Potassium chloride is a commodity fertilizer that is produced and sold by the Company in the Chilean market, and as we increase production, in the rest of the world. During  2008, potassium chloride began to contribute significantly to our operations, and we expect this trend to continue in the near future.   In addition, we complement our portfolio of plant nutrients in Chile by importing other commodity fertilizers.

For the year ended December 31, 2008, we had revenues of US$1,774.1 million, operating income of US$632.2 million and net income of US$501.4 million.

Specialty Plant Nutrition: We produce five principal types of specialty plant nutrients:  potassium nitrate, sodium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends.  All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as fruits, vegetables, cereals and cotton, and they are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application.  According to the type of use or application the products are marketed under the brands:  Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), Allganic™ (organic farming) and Nutrilake™ (aquaculture).  Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. These advantages, plus customized specialty blends that meet specific needs along with technical service provided by us, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production.  Because our products are natural or derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements and their organic nature, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops. Consequently, specialty plant nutrients are sold at a premium price.

Iodine: We are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for liquid crystal displays (LCDs), antiseptics, biocides and disinfectants; in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers.

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

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacture of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Also, a combination of potassium nitrate and sodium nitrate is used as a thermal storage medium in solar-based electricity generating plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, liquid crystal displays (LCD), glass and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

Potassium Chloride:  During 2008 we produced and marketed potassium chloride, destined to the Chilean market, through our subsidiary Soquimich Comercial S.A. (“SQMC”). We have close to 100% market share for this product in Chile. In 2008, we also exported some additional volumes to markets outside of Chile. Since we are currently increasing production, we expect to export to different markets in 2009 and beyond.

Other Commodity Fertilizers: In Chile we import fertilizers that are distributed through Soquimich Comercial S.A., offering complete fertilization services to our customers.

The following table sets forth the percentage breakdown of our revenues in the 2004-2008 period according to our product lines:

	2008	2007	2006	2005	2004
Specialty Plant Nutrition	55%	49%	48%	54%	54%
Iodine and Derivatives	14%	18%	21%	17%	14%
Lithium and Derivatives	10%	15%	12%	9%	8%
Industrial Chemicals	7%	7%	7%	8%	9%
Potassium Chloride	8%	4%	3%	4%	5%
Other Commodity Fertilizers	6%	7%	9%	8%	10%
Total	100%	100%	100%	100%	100%

Business Strategy

Our general business strategy is to:

(1)     maintain leadership in our core business areas – specialty plant nutrition, iodine and lithium– in terms of installed capacity, costs, production, pricing and development of new products;

(2)    continually increase the efficiency of our production processes and reduce costs;

(3)    evaluate acquisitions, joint ventures and commercial alliances in each of the three main businesses;

(4)    maintain a solid, conservative financial position; and

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

Industrial Chemicals
Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) develop new industrial markets for our current products; (iii) target sales of boric acid and potassium chloride to industrial niche markets; and (iv) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Potassium Chloride
Our strategy is to supply 100% of the Chilean domestic market and to increase our presence in other foreign markets. Given that we have expanded production we anticipate exporting more potassium chloride and increasing our sales significantly during 2009. The strategy to allocate this new tonnage is (i) to offer a portfolio or package of products including potassium sulfate, potassium nitrate and other fertilizers to our traditional clients and (ii) to focus in markets where we have logistical advantages.

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

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance, sampling and drilling caliche ore to determine the features of each deposit and its quality.  Drill-hole samples properly identified are tested at our chemical laboratories.  With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose.  Mine planning is done on a long-term basis (10 years), medium-term basis (3 years) and short-term basis (1 year).  A mine production plan is a dynamic tool that details daily, weekly and monthly production plans.  After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

Generally, bulldozers first rip and remove the overburden in the mining area.  This process is followed by production drilling and blasting to break the caliche seams.  Front-end loaders load the ore on off-road trucks.  In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations.  The stockpiled ore is later loaded on to railcars that take the mineral to the processing facilities.  In the María Elena mine, trucks haul the ore and dump it directly at a crushing installation, after which a 14-kilometer-long overland conveyor belt system delivers the ore to the processing facilities.

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

Our current potassium nitrate production capacity at Coya Sur is approximately 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect to increase that capacity by approximately 300,000 metric tons per year by mid 2010.  The effective production of the new facility will depend on the availability of nitrate salts to feed the facility.

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

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia, Nueva Victoria and (since December 2008) Iris facilities. Iodine is produced by extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities.  As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions from the leaching of caliche carry iodine in iodate form.  Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur.  The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine.  The solid iodine is then refined through a smelting process and prilled.  We have obtained patents in the United States for our iodine prilling process.

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

Our total iodine production in 2008 was approximately 8.33 thousand metric tons: approximately 2.24 thousand metric tons from Pedro de Valdivia, 1.01 thousand metric tons from María Elena, 1.06 thousand metric tons from Pampa Blanca, and 4.02 thousand metric tons from Nueva Victoria.  The Nueva Victoria facility is also used for tolling iodine delivered from Pampa Blanca and María Elena and for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. We have the flexibility to adjust our production according to market conditions. Our current iodine production capacity is approximately 11,000 metric tons per year including capacity at our Iris facility, which has been operating since December 2008.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay North America L.L.C., ("Ajay") a U.S.-based Company that purchases iodine from us.  We have in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

Salar de Atacama Brine Deposits

The Salar de Atacama (“salar”), located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression within the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes Mountains.  The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron.  Concentrations vary at different locations throughout the salar. Our production rights to the Salar de Atacama are pursuant to a contract with the Chilean government, expiring in 2030.

Brines are pumped from depths between 1.5 and 60 meters below surface, through a field of wells that are located in areas of the salar that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, lithium carbonate, lithium hydroxide, lithium chloride, potassium sulfate, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds.  Evaporation of the brines results in a complex crystallized mixture of salts of potassium chloride and sodium chloride.  One portion of this mixture is harvested and stored, and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process.  Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate.  We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties.  Our production facilities currently have a production capacity up to 650,000 metric tons per year.  Actual capacity will depend on volumes and quality of the mining resources pumped from the salar. During 2008 actual production was higher than in 2007 and we expect that 2009 production will be higher than in 2008.

During 2009 we expect to increase production capacity of our potassium chloride facility to approximately 900,000 metric tons per year. In addition, we expect to convert our potassium sulfate facility to a dual plant, with the capacity to produce only potassium chloride or to produce both potassium sulfate and potassium chloride. If the facility produces only potassium chloride, we expect to have an additional 460,000 metric tons per year of capacity of potassium chloride.

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

Lithium Carbonate and Lithium Chloride

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility.  Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama.  At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 40,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

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

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by product of potassium sulfate process) and boric acid.  The plant is located in an area of the salar where high sulfate and potassium concentrations are found in the brines.  Brines are pumped to preconcentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation.  After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant.  Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment.  Production capacity for potassium sulfate is approximately 230,000 metric tons per year (approximately 30% of this capacity is indirect production of potassium chloride, a by product of the potassium sulfate production process).  Boric acid is produced in crystallized form by acidulation of the final concentrated brines, and then it is dried and packaged for shipment at the same facility.  Production capacity for boric acid is approximately 10,000 metric tons per year.

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

Main Business Lines

Specialty Plant Nutrition

We believe we are the world's largest producer of potassium nitrate.  We estimate that our sales accounted for approximately 47% of world potassium nitrate sales by volume in 2008. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate, potassium sulfate, urea phosphate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends").  These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils.  Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications.  High-value crop farmers are prompted to invest in specialty plant nutrients due to their technical advantages over commodity fertilizers (such as urea and potassium chloride).  These advantages translate into products and crops with higher yields and added quality.  Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as the aforementioned urea and potassium chloride.

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

In 2008, our revenues from specialty plant nutrients were approximately US$978.9 million, representing approximately 55% of our total revenues for that year.  Revenue growth in 2008 was due to a sustained increase in prices for this business line, which more than offset a decline in sales volumes.

Specialty Plant Nutrition:  Market

The target market for our specialty plant nutrients is high-value crops such as fruits, vegetables, and crops grown using modern agricultural techniques.  Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers.  This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhousing; (ii) the increase in the cost of land, which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of fresh fruits and vegetables per capita; and (v) the increasing demand for higher quality crops.

Worldwide scarcity of water and weather changes forces farmers to develop new agricultural techniques such as fertigation that minimize water requirements.  These applications require fully water-soluble plant nutrients.

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

While the recent economic slowdown has had a negative impact on volumes and prices in general, specialty products have been less affected. While volumes for our specialty plant nutrients have declined, they have not declined as much as commodity fertilizers. The substantial increase in prices seen during 2008 in specialty plant nutrients helped to partially offset the decline in volumes. For further information regarding increase in prices for potassium-related fertilizers see Item 4.B. Business Overview-Main Business Lines (Potassium Chloride).

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

The following table shows our sales volumes of and revenues from specialty plant nutrients during the 2004-2008 period.

	2008	2007	2006	2005	2004
Sales Volume (in metric tons)
Sodium nitrate	22,800	45,900	43,300	63,300	58,900
Potassium nitrate and sodium potassium nitrate	538,200	695,300	615,000	690,200	707,600
Potassium sulfate	138,300	172,000	172,400	178,600	157,700
Blended and other specialty plant nutrients(1)	309,000	378,600	393,800	350,700	374,400
Revenues (in US$ millions)	978.9	580.8	503.1	487.8	426.8

(1)	Includes blended and other specialty plant nutrients. It also includes Yara's products sold pursuant to our commercial agreement.

Specialty Plant Nutrition:  Marketing and Customers
In 2008, we sold our specialty plant nutrients in close to 90 countries.  During the same year, approximately 93% of the Company's specialty plant nutrients sales were exported: approximately 34% were sold to customers in Central and South America, 19% to customers in North America, 20% to customers in Europe and 20% to customers in other regions.  Without considering any sales to related parties, no single customer represented more than 5.7% of SQM's specialty plant nutrient sales during 2008, and our 10 largest customers accounted in the aggregate for approximately 30.4% of sales during that period.

Sales Breakdown	2008	2007	2006	2005	2004
Central & South America	34%	28%	29%	29%	29%
North America	19%	23%	22%	22%	22%
Europe	20%	19%	19%	20%	19%
Others	20%	20%	21%	20%	20%
Chile	7%	10%	9%	9%	10%

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

In 2005 SQM also acquired 100% of the shares of Kemira Emirates Fertilizers Company (Kefco), which has a urea phosphate plant located in Dubai.  Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems.  The plant has an annual production capacity of 30,000 metric tons.

In May 2008 we signed a joint venture agreement with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China.  Through the joint venture, we will construct a potassium nitrate plant with a production capacity of 40,000 metric tons per year.  We expect this plant to be ready during the second quarter of 2010.  In addition, the joint venture will distribute the potassium nitrate produced by Migao in China and imports of SQM’s specialty plant nutrients to China, and it will also handle any exports of potassium nitrate produced by the joint venture or by Migao.  This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

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

We estimate that Soquimich Comercial's sales of fertilizers represented approximately 34% of total fertilizer sales in Chile during 2008.  No single customer represented more than 4% of Soquimich Comercial’s total fertilizer sales revenues, and its 10 largest customers in total represented less than 10% of revenues.

Revenues generated by Soquimich Comercial represented 15.9% of the Company's 2008 consolidated revenues.  Soquimich Comercial's consolidated revenues were approximately US$249 million, US$203 million, and US$142 million, in 2008, 2007 and 2006 respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd., in Israel, which is a subsidiary of Trans Resources International Inc.  We estimate that sales of potassium nitrate by Haifa Chemicals accounted for approximately 37% of total world sales during the year 2008 (excluding sales by Chinese producers who generally sell to the domestic Chinese market).

S.C.M. Virginia, a Chilean iodine producer, ultimately controlled by Inverraz S.A., also produces potassium nitrate from caliche ore and potassium chloride.

ACF, another Chilean producer, mainly oriented to iodine production, began production of potassium nitrate from caliche ore and potassium chloride during 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

In June 2008, Atacama Minerals Corp., a Canadian company with iodine operations in Chile, announced plans to build a plant in order to produce sodium nitrate, potassium nitrate and sodium potassium nitrate.  According to statements made by Atacama Minerals Corp., the plant should have production capacity of 70,000 tons per year. Recent announcements by the company, however, indicate that these plans have been put on hold until the global financial situation improves.

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

Potassium chloride is an important component for our specialty plant nutrition business line. It will also be an important business line during 2009. We estimate that SQM accounted for 0.4% of global sales in 2008. We also believe that the largest producers of potassium chloride are Potash Corporation of Saskatchewan (“PCS”), accounting for approximately 17% of the global sales, and the companies Uralkali and BPC, which together account for 33% of global sales.

Iodine

We believe we are the world's largest producer of iodine. In 2008, our revenues from iodine and iodine derivatives amounted to approximately US$246.9 million, representing approximately 14% of our total revenues in that year. We estimate that our sales accounted for approximately 33% of world iodine sales by volume in 2008.

Iodine:  Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for liquid crystal displays (LCDs), chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine:  Our Products

We produce iodine, and through a joint venture with Ajay (a U.S. based company), we produce organic and inorganic iodine derivatives. Ajay-SQM Group (ASG), established in the mid 1990s, has production plants in the United States, Chile and France. ASG is the world's leading inorganic and organic iodine derivatives producer.

SQM, through Ajay-SQM or alone, is also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

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

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the period 2004-2008:

	2008	2007	2006	2005	2004
Sales Volume (thous. metric tons)
Iodine and derivatives	10.5	9.1	9.8	8.1	7.7
Revenues (in US$ millions)	246.9	215.1	217.7	149.1	110.5

Iodine:  Marketing and Customers

In 2008, we sold our iodine products to around 350 customers in more than 70 countries.  During the same year, most of our sales were exported: approximately 30% was sold to customers in Europe, 40% to customers in North America, 2% to customers in Central and South America and 28% to customers in Asia, Oceania and other regions.  Not considering sales to related parties, no single customer accounted for more than 10% of the Company's iodine sales in 2008, and our ten largest customers accounted in the aggregate for approximately 38% of sales.

Sales Breakdown	2008	2007	2006	2005	2004
Europe	30%	31%	34%	30%	27%
North America	40%	38%	40%	37%	38%
Central & South America	2%	5%	5%	13%	13%
Others	28%	26%	21%	20%	22%

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

Japanese producers extract iodine from underground brines, which are mainly obtained together with the extraction of natural gas. Several Japanese producers also have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 15% of world iodine sales. It is estimated that around 70 - 75% of the world recycling was done by Japanese iodine producers.

We estimate that eight Japanese iodine producers accounted for approximately 21% of world iodine sales in the year 2008. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 13% of the world virgin iodine sales.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals) accounted for almost 5% of world iodine sales in the year 2008, while four Chilean companies, including SQM, accounted for approximately 57% of such sales (33% by SQM and 24% by the other Chilean producers). Other Chilean producers include ACF Minera S.A. and S.C.M. Virginia, which is controlled by Inverraz S.A. Additionally, Atacama Minerals Corp., a Canadian company, has its iodine operations in Chile.

We estimate that worldwide sales of iodine amounted to approximately 29,200 metric tons in 2008.

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$24 per kilogram in 2008.

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

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer services and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves and the installed capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationships we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

We have a total production capacity of approximately 11,000 metric tons of iodine per year which exceeds our current production levels. During the year 2008, and in line with the growing demand, we significantly reduced our iodine inventory levels. We are planning to rebuild iodine inventory levels during the year 2009.

Lithium

We believe we are the world's largest producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2008, our revenues from lithium sales amounted to approximately US$172.3 million, representing approximately 10% of our total revenues. We estimate that our sales accounted for approximately 30% of the world's demand of lithium chemicals.

Lithium:  Market

Lithium carbonate is used in a variety of applications including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals and lithium derivatives. Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and battery industries.

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

We also produce lithium hydroxide at our facilities at the Salar del Carmen next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 TM/per year and is one of the largest plants in the world.

In 2008, we sold our butyllithium plant located in Houston, Texas, U.S.A.

The following table sets forth our total sales and revenues from lithium carbonate and derivatives in the period 2004-2008:

	2008	2007	2006	2005	2004
Sales Volume (thous. metric tons)
Lithium and derivatives	27.9	28.6	30.4	27.8	31.2
Revenues (in US$ millions)	172.3	179.8	128.9	81.4	62.6

Lithium: Marketing and Customers

In 2008, we sold our lithium products to approximately 290 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: approximately 31% to customers in Europe, 18% to customers in North America, 48% to customers in Asia and Oceania and 2% to customers in other regions.  No single customer accounted for more than 16% of the Company's sales in 2008, and our ten largest customers accounted in the aggregate for approximately 46% of sales.

Sales Breakdown	2008	2007	2006	2005	2004
Europe	31%	34%	32%	33%	32%
North America	18%	21%	24%	25%	26%
Asia & Oceania	48%	38%	36%	31%	37%
Others	2%	7%	8%	11%	5%

Lithium:  Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH (“Chemetall”, subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation (“FMC”).  In addition, a number of Chinese producers together accounted for approximately 22% of the world market in 2008. Chemetall produces lithium carbonate in its operations located in Chile (Sociedad Chilena del Litio Limitada) and Nevada, USA. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina (Minera del Altiplano S.A.), where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Additionally, lithium carbonate is being produced in China and we believe this production will increase in the near future.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding direct use for lithium minerals) amounted to approximately 92,000 metric tons in 2008.

Industrial Chemicals

In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in its degree of purity. We enjoy certain operational flexibility when producing industrial potassium nitrate because it is produced from the same process as its equivalent agricultural grade, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce boric acid. Boric acid is a by-product of the production of potassium sulfate. Industrial-grade potassium chloride is also sold in industrial markets in crystalline form. In 2008, our revenues from industrial chemicals were approximately US$123.6 million, representing approximately 7% of our total revenues for that year.

Industrial Chemicals:  Market

Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes and various chemical processes and metal treatments. In addition, industrial nitrates are being used as a medium for heat storage in solar energy projects.  Boric acid is mainly used in glass, ceramics, fiberglass, enamels and as a raw material in the fabrication of screens for LCDs. Industrial-grade potassium chloride is also sold to be used as an additive in oil and gas drilling as well as in the production of carragenine.

We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally) and potassium nitrate in 2008 accounted for 52% and 38%, respectively, of worldwide demand.

Industrial Chemicals:  Our Products
The following table sets forth our sales volumes of industrial chemicals and total revenues in the period 2004-2008:

	2008	2007	2006	2005	2004
Sales Volume (metric tons)
Industrial nitrates	161,900	175,200	162,000	176,300	192,800
Boric Acid	7,200	9,200	9,700	6,300	6,120
Revenues (in US$ millions)	123.6	81.2	71.3	70.5	68.8

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

Industrial Chemicals:  Marketing and Customers

We sold our industrial nitrate products in more than 50 countries in 2008.  Approximately 34% of our sales of industrial chemicals were made to customers in North America, 38% to customers in Europe, 18% to customers in Central and South America and 10% to customers in Asia, Oceania and other regions.  No single customer accounted for more than 5% of the Company's sales of industrial chemicals in 2008, and our ten largest customers accounted in the aggregate for approximately 25% of such sales.

Sales Breakdown	2008	2007	2006	2005	2004
North America	34%	40%	41%	42%	38%
Europe	38%	34%	29%	28%	23%
Central & South America	18%	17%	17%	17%	24%
Others	10%	9%	13%	13%	15%

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

Industrial Chemicals:  Competition

We believe we are the world's largest producer of industrial sodium nitrate.  We estimate that our production satisfied 52% of world demand for industrial sodium nitrate in 2008 (excluding China and India internal demand, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.) and eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the technical potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 34% market share in the industrial sector. We estimate our market share at approximately 38% for 2008.

Producers compete in the market for industrial sodium nitrate and technical potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of industrial sodium nitrate and are able to produce high quality products.

In the boric acid potassium chloride markets, we are a relatively small producer mainly supplying regional needs for those products.

Potassium Chloride

In 2008, our potassium chloride revenues amounted to approximately US$140.0 million, representing approximately 8% of our total revenues in 2008. We are currently making investments in potassium chloride that will enable us to increase our production and sales of this product. We expect this trend to continue in the future. In 2009, potassium chloride should have a positive impact on our operating margins.

We produce potassium chloride by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Potassium chloride is the most common source of potassium found in fertilizers. Because of its high chloride content, potassium chloride is used in crops such as wheat, corn, soy and rice among others. Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions.

Potassium chloride is also an important component for our specialty plant nutrition business line. It is used as a raw material to produce potassium nitrate.

Potassium Chloride: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers, and in particular potassium chloride, as efforts are being made to maximize crop yields and use resources efficiently. During this same period, major players in this industry on the supply side have produced potassium chloride according to market demand. Historically production levels have been below market production capacity. However, due to the factors previously mentioned, market demand and production are being pushed towards existing levels of production capacity. For much of 2008 demand outpaced production which led to substantial increases in potassium chloride prices.

During the later part of 2008, however, demand for potassium chloride began to fall as a result of the global economic crisis.  During 2009, major producers in this industry have announced production curtailments in order to match production to demand and to maintain prices to the extent possible.

Potassium Chloride: Our Products

Potassium chloride differs from our other specialty plant nutrient products because it is a commodity fertilizer and contains chloride. SQM offers potassium chloride in two grades: standard and granular

The following table shows our sales volumes of and revenues from potassium chloride during the 2004-2008 period.

	2008	2007	2006	2005	2004
Sales Volume (thous. metric tons)
Potassium Chloride	185.6	179.0	126.4	128.8	210.4
Revenues (in US$ millions)	140.0	51.3	32.1	32.4	36.7

SQM’s current production capacity is 650,000 metric tons, and we are currently undergoing capacity expansions. By 2009 our potassium chloride plant will have a capacity of 900,000 metric tons, and our potassium sulfate plant will become a dual plant with a potential production capacity up to 460,000 metric tons of potassium chloride.

Potassium Chloride: Marketing and Customers

In 2008, we sold potassium chloride in approximately 18 countries. Our sales in 2008 were mainly concentrated in the Chilean market. As we expand our production of potassium chloride, we will begin to focus our sales of potassium chloride in foreign markets.

Sales Breakdown	2008	2007	2006	2005	2004
Chile	58%	63%	62%	82%	85%
Latin America	23%	18%	17%	18%	14%
Others	19%	11%	0%	0%	1%

In April of 2009, SQM announced that it had signed a supply contract with Potash Corporation of Saskatchewan (PCS). The agreement establishes that SQM Salar S.A., affiliate of SQM, will sell to PCS Sales (USA) Inc., affiliate of PCS, between 150,000 and 250,000 tons annually of potassium chloride to be sold by PCS in Japan, India and China. The negotiated period of the contract will be from May 1, 2009 to May 1, 2012. Sales for this contract will be made at market prices.

Potassium Chloride: Competition

We estimate that SQM accounted for 0.4% of global sales of potassium chloride in 2008. We also believe that the largest producers of potassium chloride are Potash Corporation of Saskatchewan (“PCS”), accounting for approximately 17% of the global sales, and Uralkali and Belarusian Potash Company (“BPC”), which together account for 33% of global sales.

Raw Materials

The main raw material that SQM requires in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (in lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (in the preparation of the anfo that is used as explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and diesel and fuel oil in heat generation.  The Company previously used natural gas as the main energy source in heat generation, but natural gas shortages have led us to use alternative fuels. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 15.5% of our cost of sales in 2008.

Most of our raw materials experienced significant price increases during the first nine months of 2008.

In 1998 we entered into a long-term (fifteen-year) electricity supply agreement with Norgener S.A., a major Chilean electricity producer. In 1999, we entered into a long-term electricity supply agreement with Electroandina S.A., also a major Chilean electricity producer.  The agreement has a 10-year term, extending to 2009, with two, three-year renewal options exercisable by SQM.  Since April 2000, the Company has been connected to the Northern Power Grid (Sistema Interconectado del Norte Grande or “SING”), which currently supplies electricity to most cities and industrial facilities in northern Chile.  During 2006 and 2007, both Norgener and Electroandina sought relief from the terms of their electricity supply agreements, arguing that certain unforeseen events had restricted the supply and increased the price of gas from Argentina.  As of December 2007, in the case of Norgener, an agreement was reached among the parties, whereas in the case of Electroandina, an arbitrator determined the resolution of the dispute.  In both cases the prices of energy to be paid by SQM were adjusted upwards, in line with increases in variable generation costs.  For a discussion of risks related to electricity supply, see Item 3. Key Information—Risk Factors.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year.  This gas supply was sufficient to satisfy the requirements for the facilities that are connected to a natural gas supply.  However, beginning in 2004, the Argentinean government has imposed restrictions on the supply of natural gas, and in 2008 we received practically no gas from Argentina.  Consequently, we have had to use other, higher-cost fuels as substitutes for natural gas. For a discussion of risks related to natural gas supply see Item 3. Key Information—Risk Factors.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries.  In addition to the potassium chloride we produce, we acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier.  Diesel fuel is obtained under contracts that provide for sales of fuel at international market prices.

We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In the case of Pampa Blanca and the Salar del Carmen we additionally buy water from third parties for our production processes. We have permits from the Chilean Water Authority to explore for additional non-potable water and permits to use granted water rights for an indefinite period of time (based on specified maximum volumes) without charge. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, tax laws, securities laws and anti-trust laws.  These include regulations to ensure sanitary and safety conditions in manufacturing plants.

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

Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (“CCHEN”) regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets yearly quotas for the tonnage of lithium authorized to be sold for each year of the Salar de Atacama, as determined by the agreement.

We hold water rights that are key to our business development.  These rights were obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations.  Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations.  Such rights may be constituted in favor of parties that requested water rights prior to January 1, 2000, when such request had not yet been processed as of June 16, 2005.  In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights.  Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised.  These and other potential future changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

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

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions of the people working at its mining sites.

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

The main provisions of this act are related to:

•	Securing the health, safety and well-being of people at work;

•	Protecting nearby communities against risks to health or safety arising out of or in connection with mining operations in the vicinity;

•	Controlling the use and storage of explosive, highly flammable or otherwise dangerous substances;

•	Controlling the emission or pollution into the atmosphere of noxious or offensive substances.

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

The Chilean Environmental Framework Law created the National Commission of the Environment (“Comisión Nacional del Medio Ambiente” or “CONAMA”), which is the governmental agency responsible for coordinating and supervising environmental issues. Under the Environmental Framework Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA, together with other public institutions with mandates related to the environment, evaluates environmental impact studies submitted for its approval, and also audits the environmental performance during the construction and operation of the projects. The Environmental Framework Law also promotes citizen participation in project evaluation and implementation.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns.  The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching.  Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health.  In the year 2000, CONAMA approved a plan to reduce the atmospheric particulate levels below permissible levels by July of the same year, with certain amendments, by Decree No. 164/2000. Although we followed the plan, and reduced substantially the atmospheric particulate concentration levels at our production facilities at Maria Elena, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable.  Resolution No. 384, published in the Official Gazette on May 16, 2000, initiated a revision and reformulation of the plan.  The new plan was published by Decree No. 37/2004 on March 2004, and it called for an 80% reduction of the emissions of atmospheric particulate material in two years.  We designed a new project to modify the milling and screening systems used in the processing of the caliche ore at María Elena facilities, in order to achieve the necessary reduction of particulate material emissions. An environmental impact study for this project was approved by CONAMA through Resolution No. 270 in October 2005. Upon issuing the approval for the environmental impact study, CONAMA issued the Decree No. 53975, authorizing this project as the one through which we would comply with the emission reductions required by Decree No. 37/2004.  Construction of this project was completed in April of 2007. A second construction phase took place during 2008, and currently the new plant is operating in good condition, which has allowed for the permanent closure of the old milling and screening facility at Maria Elena and has consequently improved air quality in the area.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.50% of the total). However, a decontamination plan was developed by CONAMA, and its formal approval is expected during mid 2009. During 2008, SQM implemented control measures for particulate emissions in our port operations according to the requirements of this plan.

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

International Regulations
In 2007, a new European Community Regulation on chemicals and their safe use went into effect.  This regulation, called REACH (Regulation, Evaluation, Authorisation and Restriction of Chemical Substances), requires all manufacturers and importers of chemicals – including SQM – to identify and manage risks linked to the substances they manufacture and market.  Non-compliance with this regulation would preclude the Company from commercializing its products in the European market.

4.C.   Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial, which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM.  The following is a summary of our main subsidiaries as of March 31, 2009. For a list of all our consolidated subsidiaries see Note 2(a) to the Consolidated Financial Statements.

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

4.D. Property, Plant and Equipment

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

Description of the Caliche Ore Mines

As of December 31, 2008, we held exploitation rights to mineral resources representing approximately 557,684 hectares, and we have applied for additional exploitation rights for approximately 1,662,618 hectares.  In addition, we held exploration rights to mineral resources representing approximately 589,084 hectares, and we have applied for additional exploration rights for approximately 1,947,718 hectares. As part of these rights, we have four mines covering an area of approximately 1,146,768 hectares.  These four mines are currently being exploited.

In 2007, we modified the criteria we use to define a mine.  These new criteria require that a property have both reserves and the processing facilities necessary to carry out exploitation.  As a result, certain properties we previously defined as mines but that do not have processing facilities are now considered part of other mines, and the number of mines has been reduced from six to four.  The Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris, which were described separately in previous Company filings. The mining properties in terms of surface area and quantity of reserves have not changed as a result of the new criteria.

Pedro de Valdivia
The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway.  These facilities have been in operation for approximately 77 years and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities.  Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 11.01 years.  Electricity, diesel, and fuel oil are the primary sources of power for this operation.

María Elena
The mine and facilities that we operate in María Elena are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 82 years and were previously owned and operated by Anglo Lautaro. The area currently being mined is located approximately 14 kilometers north of the María Elena production facilities. The power sources of power utilized are mainly electricity, diesel, and fuel oil. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 8.03 years.

Pampa Blanca
We currently conduct caliche ore operations in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta and is accessible by highway. Ore from the Pampa Blanca mine is transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 14.46 years. The power source utilized is mostly electricity, produced by mobile diesel generators.

Nueva Victoria
We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. Nueva Victoria mine includes former Iris mining property acquired from DSM Minera S.A. in 2006. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 6.13 years. The power source utilized is mostly electricity, obtained from the Northern Power Grid (SING).

Description of the Salar de Atacama Brines

Salar de Atacama Brines

We hold rights to exploit the mineral resources in an area covering approximately 197,000 hectares of land in the Salar de Atacama in northern Chile, and we have applied for additional exploitation rights covering approximately 64,100 hectares.  In addition, we hold exploration rights covering approximately 202,490 hectares, and we have applied for additional exploration rights covering approximately 758,000 hectares.  Exploration rights are valid for a period of two years, after which the Company can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The Weighted Average Age of our mining facilities at the Salar de Atacama is approximately 9.21 years.  The main source of power used by the operation is electricity.

Additional Mining Operations Leased in the Salar de Atacama Region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 197,000 hectares of land in the Salar de Atacama in northern Chile.  These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the Lease Agreement).  Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred.  The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030.  SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines.  In the years 2008, 2007, and 2006, royalty payments amounted to approximately US$17.7 million, US$13.9 million and US$ 9.2 million, respectively.

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

Concessions for the Caliche Ore Mines and Salar Brines

Approximately 66% of our total mining concessions are held pursuant to Exploitation Concessions and 34% pursuant to Exploration Concessions, not including areas within the Salar de Atacama.  Of the Exploitation Concessions, approximately 83% have been already granted pursuant to applicable Chilean law, and approximately 17% are in the process of being granted. Of the Exploration Concessions, approximately 37% have been already granted pursuant to applicable Chilean law, and approximately 63% are in the process of being granted. Chile owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$9.3 million in the year 2008.

The following table sets forth our exploitation and exploration concessions as of December 31, 2008:

	Exploitation Concessions		Exploration Concessions		Total
Mines (1)	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	584	148,802	3	700	587	149,502
Maria Elena	617	183,104	23	7,800	640	190,904
Pampa Blanca	463	136,882	1	400	464	137,282
Nueva Victoria (2)	341	88,896	52	22,500	393	111,396
Salar de Atacama	392	260,685	2,442	960,890	2,834	1,221,575
Subtotal mines	2,397	818,369	2,521	992,290	4,918	1,810,659

Other caliche areas	7,446	1,662,618	923	285,100	8,369	1,947,718
Other salars and other areas	573	115,884	212	54,218	785	170,102
Subtotal other areas	8,019	1,778,502	1,135	339,318	9,154	2,117,820

Total	10,416	2,596,871	3,656	1,331,608	14,072	3,928,479

(1)	We have included in this table both concessions that have been granted and concessions in the process of being granted.

(2)	Nueva Victoria amounts include the Mapocho and Soronal properties, which were presented separately in our 2006 Annual Report on Form 20-F.

Extraction Yields

The following table sets forth certain operating data relating to each of our mines:

(Values in thousands unless otherwise stated)	2008	2007	2006
Pedro de Valdivia

Metric tons of ore mined	11,003	10,670	11,652
Average grade nitrate (% by weight)	7.1	7.5	7.4
Iodine (parts per million (ppm))	345	354	399
Metric tons of crystallized nitrate produced	407	422	454
Metric tons of iodine produced	2.2	2.3	2.5

María Elena (1)

Metric tons of ore mined	4,683	4,651	5,682
Average grade nitrate (% by weight)	7.1	7.4	7.5
Iodine (ppm)	358	363	399
Metric tons of crystallized nitrate produced	454	424	503
Metric tons of iodine produced	1.0	1.0	1.3

Pampa Blanca

Metric tons of ore mined	3,811	3,108	4,832
Iodine (ppm)	533	527	530
Metric tons of iodine produced	1.1	1.1	1.4

Nueva Victoria (2)

Metric tons of ore mined	15,760	12,285	14,635
Iodine (ppm)	475	495	490
Metric tons of iodine produced	4.0	3.7	4.6

Salar de Atacama

Metric tons of lithium carbonate produced (3)	30	30	29
Metric tons of potassium chloride produced	700	611	539
Metric tons of potassium sulfate produced	163	157	170
Metric tons of boric acid produced	8	7	8

(1)	Includes production at Coya Sur from treatment of fines from María Elena and Pedro de Valdivia and nitrates from pile treatment at Pampa Blanca.

(2)
Includes the Iris mining property, which was acquired in 2006 and was presented separately in the 2006 Annual Report on Form 20-F.  Nueva Victoria extraction yields were higher in 2006 than they were in 2007 because they reflect extraction yields from the Iris property, which SQM continued to exploit for the first six months of 2006, subsequent to the acquisition.  The Iris property has been operating since December 2008, and it is located next to Nueva Victoria operations.

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

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals.  Caliche ore is found in large horizontal layers at depths ranging from 1 to 4 meters and has an overburden between 0 and 2 meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

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

The updated estimates of our proven reserves of caliche ore at each of our mines, as of December 31, 2008, are as follows:
Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	156.7	7.1%	367
María Elena	140.5	7.3%	413
Pampa Blanca	75.5	5.6%	547
Nueva Victoria (2)	299.0	5.8%	434

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2008, are as follows:

Mine	Probable Reserves (1) (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	116.7	6.9%	447
María Elena	97.6	7.3%	380
Pampa Blanca	447.8	5.8%	538
Nueva Victoria (2)	132.6	5.4%	405

Notes on Reserves:

(1)
The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and mineral treatment.  Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)
Proven and probable reserves for Nueva Victoria include the Soronal and Mapocho mining properties, which were presented separately in the Company’s 2006 Annual Report on Form 20-F.  Nueva Victoria also includes the reserves for the former Iris mining property, which was acquired from DSM in 2006.

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

Exploration Program. We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions.  In 2008, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 38,773 hectares.  Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 4,940 hectares and, in addition, carried out in-depth sampling of approximately 2,816 hectares (341 hectares at Pedro de Valdivia, 581 hectares at María Elena, 3 hectares at Pampa Blanca and 1,891 hectares at Nueva Victoria).  The exploration and development program in 2009 calls for a basic reconnaissance program over a total area of 32,823 hectares, general exploration over a total area of about 252 hectares and, in addition, in-depth sampling of approximately 1,919 hectares.

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama.  We have exploration concessions of approximately 819.2 square kilometers where we have carried out brine sampling and geostastical analysis. We estimate that our proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters in some areas and up to a depth of 200 meters in approximately 5% of our total exploration concessions, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)
Potassium (K +) (2)	50.3	11.1
Sulfate (SO4 2-) (3)	35.2	1.9
Lithium (Li +) (4)	2.7	2.6
Boron (B 3+) (5)	0.9	0.3

Notes on Reserves:

(1)
Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment.  The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 70%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 37%.

(5)	Recoveries for boron vary from 28% to 32%.

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

PORTS AND WATER RIGHTS

We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid by us. We also hold water rights for a supply of water from rivers and wells near our production facilities sufficient to meet our current operational requirements.

PRODUCTION FACILITIES
Our principal production facilities are located near our mines and extraction facilities in northern Chile.  The following table sets forth the principal production facilities as of December 31, 2008:

Location	Type of Facility	Approximate Size (Hectares)
Pedro de Valdivia (1)	Nitrates and iodine production	126
María Elena (1)	Nitrates and iodine production	110
Coya Sur (1)	Nitrates and iodine production	232
Pampa Blanca (1)	Concentrated nitrate salts and iodine production	111
Nueva Victoria (2)	Iodine production	239
Salar de Atacama (1)(3)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	2,395
Salar del Carmen, Antofagasta (1)	Lithium carbonate and lithium hydroxide production	62
Tocopilla	Port facilities	21.5

(1)	Includes production facilities, solar evaporation ponds and leaching heaps.

(2)	Includes production facilities and solar evaporation ponds.

(3)	We lease the exploitation rights used at the Salar de Atacama from Corfo.

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2008, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$69.1 million), María Elena (US$177.42 million), Coya Sur (US$146.20 million), Pampa Blanca (US$7.04 million), Nueva Victoria (US$115.84 million), Salar de Atacama (US$342.46 million), Salar del Carmen (US$100.91 million) and Tocopilla (US$46.19 million).

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

The approximate Weighted Average Age of our production facilities as of December 31, 2008 was as follows: Pedro de Valdivia (11.01 years), María Elena (8.03 years), Coya Sur (6.97 years), Nueva Victoria (6.13 years), Salar de Atacama (9.21 years), and Salar del Carmen (6.49 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 10.46 years. We consider the condition of our principal plant and equipment to be good.

The map below shows the location of SQM's principal mining operations and land concessions which have been granted and those that are in the process of being granted.

N
UTM COORDINATES
ARICA
XV Region
I Region
IQUIQUE
NUEVA VICTORIA
SALAR DE CARCOTE
II Region
TOCOPILLA
PAMPA LINA
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DEL CARMEN
TALTAL
= 100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES AND LAND COVERED BY CONCESSIONS

SCALE = 1:1500000

Date : December 31, 2008

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

Iodine raw material, obtained in the same mines as the nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for vessel container transport or by truck to Santiago, where iodine derivatives are produced.

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

Storage facilities consist of a six silo system, with a total capacity of 54,000 metric tons, and an open storage area for approximately 230,000 metric tons. Previous open storage capacity was 180,000 metric tons. To reach 230,000 metric tons of capacity, the Company carried out a series of investments totaling US$900,000 at our port facilities including building additional infrastructure such as walls and paved areas. Additionally, to meet future storage needs, the Company will continue to make investments in accordance with the investment plan outlined by management. During 2008, the Company invested close to US$1 million in a new, state-of-the-art bagging system that uses polyurethane bags, which automated operations and increased packaging capacity by 200%.

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

We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained below in the Notes to the Financial Statements in Note 30—Differences between Chilean and United States Generally Accepted Accounting Principles. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to the Consolidated Financial Statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from a case-by-case analysis of the probability of its customers being unable to make required payments. If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances may be required. We routinely review the financial condition of our customers and make assessments of collectability.

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

Inventories are stated net of allowances for items that cannot be sold and obsolete items determined based on technical studies of inventory conditions and usefulness.

Staff severance indemnities

We have significant staff severance indemnity liabilities, which are recognized on an accrual basis. Inherent in the valuations of these obligations are key assumptions, including discount rates. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related benefit plan liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

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

All other mine exploration costs, including expenses related to low grade mineral resources rendering reserves that are not economically exploitable, are charged to the results of operations in the period in which they are incurred.

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

Impairment of goodwill

We have recorded goodwill related to business acquisitions. Under Chilean GAAP, goodwill should be reviewed for impairment when events or circumstances, such as recurrent losses for two or more periods, indicate a possible inability to realize the carrying amount. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is needed to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit’s goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company’s financial records. If the carrying value of the reporting units goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

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

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP.  Note 30  to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2008, 2007 and 2006 and of total shareholders' equity as of December 31, 2008 and 2007.  Our Consolidated Financial Statements are prepared in U.S. dollars.  The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation. Nonetheless we are a "controlled corporation", as that term is defined under Chilean law. See Item 6.E.  Share Ownership.

Certain segment information by products group and by geographical area is provided in Note 30 –Differences between Chilean and United States Generally Accepted Accounting Principles— II. k) Industry segment and geographic area information.

Overview of Our Results of Operations

We divide our operations into the following six product lines:

•	Specialty plant nutrition: production and commercialization of specialty fertilizers.

•	Iodine and derivatives: production and commercialization of iodine and derivatives.

•	Lithium and derivatives: production and commercialization of lithium and derivatives.

•	Industrial chemicals: production and commercialization of industrial nitrates, and boric acid.

•	Potassium chloride: production and commercialization of potassium chloride

•	Other commodity fertilizers: production and commercialization of other commodity fertilizers.

In 2008, potassium chloride had an important impact on the Company’s margins, and we expect this trend to continue in line with our plans to increase our potassium chloride production capacity and sales in the near future.

We sell our products through three primary channels: our own sales offices, a network of distributors and, with respect to our fertilizer products, through Yara International ASA pursuant to a commercial agreement.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	Trends in demand for and supply of our products. See Item 5.D. Trend Information;

•	Efficiently operating our facilities, as some of them run at nameplate capacity;

•	Our ability to accomplish our capital expenditures program in a timely manner, as we are the main supplier in our core businesses;

•	Trends in the exchange rate between the U.S. dollar and Chilean peso, as a significant portion of the cost of sales is related to the Chilean peso;

•	Trends in the exchange rate between the U.S. dollar and the Euro, as a significant portion of our sales are denominated in Euros; and

•	Energy, logistics, raw materials and maintenance costs, See Item 5.D. Trend information.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,
	2008		2007		2006
	US$	%	US$	%	US$	%
Specialty plant nutrition	978.9	55	580.0	49	503.1	48
Iodine and derivatives	246.9	14	215.1	18	217.7	21
Lithium and derivatives	172.3	10	179.8	15	128.9	12
Industrial chemicals	123.6	7	81.2	7	71.3	7
Potassium chloride	140.0	8	51.3	4	32.0	3
Other commodity fertilizers(1)	112.3	6	79.4	7	89.9	9
Total	1,774.1	100	1,187.5	100	1,042.9	100

(1)	Primarily imported fertilizers distributed in Chile.

The following table sets forth certain financial information of the Company under Chilean GAAP (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year ended December 31,
	2008		2007		2006
	US$	%	US$	%	US$	%
Total revenues	1,774.1	100.0	1,187.5	100.0	1,042.9	100.0
Cost of goods sold	(1,056.2)	(59.5)	(857.7)	(72.2)	(753.3)	(72.2)
Gross margin	717.9	40.5	329.8	27.8	289.6	27.8
Selling and administrative expenses	(85.7)	(4.8)	(70.3)	(5.9)	(69.7)	(6.7)
Operating income	632.2	35.6	259.5	21.9	219.9	21.1

Non-operating income	40.7	1.4	25.9	2.2	19.2	1.8
Non-operating expenses	(60.0)	(2.5)	(53.0)	(4.5)	(55.3)	(5.3)

Income before income taxes	612.9	34.5	232.4	19.6	183.8	17.6
Income tax	(108.0)	(6.1)	(48.6)	(4.1)	(37.9)	(3.6)
Minority interest	(3.5)	(0.2)	(3.8)	(0.3)	(4.7)	(0.5)
Amortization of negative goodwill	0.0	0.0	0.0	0.0	0.1	0.0

Net income	501.4	28.3	180.0	15.2	141.3	13.5

Results of Operations – 2008 compared to 2007
During 2008, we generated total revenues of approximately US$1,774.1 million, which is approximately 49.4% higher than the US$1,187.5 million recorded for the year ended December 31, 2007.

The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrition products increased 68.6% from US$580.8 million in 2007 to US$978.9 million in 2008. Set forth below are sales volume data in the specified year by product category.

		2008	2007	% Change

Sodium nitrate	Th. Ton	22.8	45.9	(50)%
Potassium nitrate and sodium potassium nitrate	Th. Ton	538.2	695.3	(23)%
Blended and other specialty fertilizers	Th. Ton	205.9	261.5	(21)%
Other non-SQM specialty plant nutrients	Th. Ton	103.1	117.1	(12)%
Potassium sulfate	Th. Ton	138.3	172.0	(20)%

The year-over-year growth in revenues was due to substantially higher prices in this business line, which more than offset a decline in sales volumes. On average, specialty plant nutrition prices increased 116% with respect to 2007. This increase can be explained by a generalized increase in prices for potassium-related fertilizers reflecting the long term scarcity of capacity. (For further information regarding increase in prices for potassium-related fertilizers see Item 4.B Business Overview – Main Business Lines (Potassium Chloride)).Furthermore, the specialized nature of this business line continues to command higher prices for our specialty plant nutrition products.

The demand for specialty plant nutrition across our main markets fell year-over-year as farmers were mainly affected by tight credit conditions generated by global financial turmoil. This decline in demand, however, which was more pronounced in the fourth quarter, is not sustainable given that specialty crop producers must fertilize to maximize yields and continue to provide export-quality products in order to maintain margins. We believe that the underlying fundamentals of this business line, such as the high cost of land, scarcity of water and a growing global population, remain solid.

Iodine and Derivatives

Revenues for iodine and derivatives amounted US$246.9 million, 14.8% higher than the US$215.1 million recorded for 2007. Set forth below are sales volume data in the specified year.

		2008	2007	% Change

Iodine and derivatives	Th. Ton	10.5	9.1	15%

The Company’s results in the iodine and derivatives segment for 2008 were driven by an increase in volumes The increase in our volumes was explained by market growth and by SQM’s ability to capture market share. The tightness in the market prompted SQM to announce in the fourth quarter a price increase of approximately 25% which should have a positive impact on revenues of 2009. Additionally, this price increase will help finance the expansion of iodine production.

During the first half of 2008, core demand growth in the iodine market was sustained by demand for polarizing film in liquid crystal displays (LCDs), x-ray contrast media for diagnostic imaging and animal feed and human nutrition applications. In the second half of 2008, demand for iodine salts used in LCDs and nylon applications for the automotive industry began to decline. However, as mentioned before, the overall results were positive and revenues for iodine derivatives were 14.8% higher than in 2007.

Lithium and Derivatives

Revenues for lithium and derivatives decreased 4% to US$172.3 million in 2008 from US$179.8 million in 2007. Set forth below are sales volume data in the specified year.

		2008	2007	% Change

Lithium and derivatives	Th. Ton	27.9	28.6	(2)%

The Company’s results for the lithium and derivatives segment for 2008 were a result of lower volumes and slightly lower prices due to the global economic slowdown. Many applications for lithium are related to the construction industry, which contracted significantly during recent periods affecting the sales volumes in the last part of 2008.

In 2008, the car companies Mitsubishi and Nissan-Renault announced plans to introduce hybrid cars powered by lithium-ion batteries sometime in 2010. These announcements are in addition to those made by other car manufacturers in previous years, and we believe that they can result in an increase in sales volumes for lithium and derivatives.

Another important factor to consider in this market is that the previously announced new capacity from Chinese suppliers in the lithium market did not reach anticipated levels.

Industrial Chemicals

Revenues for industrial chemicals increased 52.3% to US$123.6 million in 2008 from US$81.2 million in 2007. Set forth below are sales volume data in the specified year by product category.

		2008	2007	% Change

Industrial nitrates	Th. Ton	161.9	175.2	(8)%
Boric acid	Th. Ton	7.2	9.2	(22)%

Revenues from sales of industrial chemicals increased in 2008 largely as a consequence of rising prices.  Prices of industrial nitrates and prices of specialty plant nutrients are indirectly related, and on average prices for this business line were approximately 66% higher than they were in 2007.

As a consequence of the global economic crisis the sales volumes for industrial nitrates declined approximately 8% with respect to 2007, with a pronounced drop in the fourth quarter.

Growing demand for industrial-grade sodium nitrate to be used in solar energy plants should continue as environmental policies in some countries begin to require the use of renewable energy sources.

Potassium chloride

Revenues from sales of potassium chloride increased 173% from US$51.3 million in 2007 to US$140.0 million in 2008. Set forth below are sales volume data in the specified year.

		2008	2007	% Change

Potassium Chloride	Th. Ton	185.6	179.0	4%

The considerable increase in year-over-year potassium chloride revenues was a result of a substantial increase in prices. Because our relatively small size in this market allows us more flexibility in allocating product, SQM was not impacted by lower demand in the fourth quarter despite the prevailing economic conditions.

Going forward, underlying demand fundamentals are strong given that the market will ultimately be driven by historically low food inventories and a growing global population. In 2008, global potash prices  experienced a sustained increase in recent periods, due to the combined effect of tight supply and growing demand.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers increased from US$79.4 million in 2007 to US$112.3 million in 2008, as a result of the better pricing conditions. SQM recorded losses during the fourth quarter for inventories of nitrogen and phosphate fertilizers related to trading activities; these inventories were acquired in previous periods but were negatively impacted by the declining prices in the last part of 2008.

Production Costs

During the first nine months of 2008 production costs increased due to the appreciation of the Chilean peso and higher costs of oil and raw materials. However, in the second half of 2008, the U.S. dollar began to strengthen against the Chilean peso, alleviating peso-denominated costs and reversing the rising cost trend that had prevailed in previous years. Furthermore, freight rates, oil prices and the cost of raw materials began to fall during the second semester.

Gross Profit

Gross profit increased 118% from US$329.8 million in 2007 to US$717.9 million in 2008. The increase in the gross profit, as explained before, was mainly explained by higher prices in our main businesses and higher volumes in Iodine which helped us to offset lower sales volumes in the Specialty Plant Nutrition business line and slightly higher costs.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$85.7 million (4.8% of revenues) for 2008, compared to the US$70.3 million (5.9% of revenues) recorded during 2007. These higher expenses were mainly the result of increased sales commissions in the specialty plant nutrition business line.

Operating Income

As a result of the factors described above, operating income increased 144% to US$632.2 million in 2008 from US$259.5 million in 2007.

Non-Operating Income and Expenses

The Company recorded a non-operating loss of US$19.3 million for 2008 which is lower than the US$27.1 million loss recorded for full-year 2007. The decrease in the non-operating loss was mainly explained by higher financial income, which increased from US$ 9.3 million in 2007 to US$ 13.9 million in 2008, and relatively stable financial expenses.

Income Taxes

In 2008, income taxes were US$108.0 million, resulting in an effective consolidated tax rate of 17.6%, compared to income taxes of US$48.6 million in 2007 and an effective consolidated tax rate of 20.9%. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$16.9 million as of December 31, 2008, the majority of which have no expiration dates and are expected to be utilized in the future.

The corporate income tax rate in Chile was 17% for 2008 and 2007.  The Company’s effective tax rate is higher than the Chilean rate because its foreign operations are subject to higher tax rates.

The 122% increase in income taxes is mainly due to the increase in our taxable income.

For a more detailed analysis of the Company’s current and deferred income taxes see Note 14 to the Consolidated Financial Statements.

Results of Operations – 2007 compared to 2006
During 2007, we generated total revenues of approximately US$1,187.5 million, which was approximately 13.9% higher than the US$1,042.9 million recorded for the year ended December 31, 2006.

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

Growth in revenues obtained during 2007 was mainly explained by a combination of better price conditions and higher sales volumes in this business segment.  On average, specialty plant nutrition prices increased 9% as compared to the previous year.   The tight supply scenario affected the global potassium-related markets and the general lack of potassium in the soil found in developing countries pushed demand for potash.  On the other hand, specialty plant nutrients were benefited from changing preferences on the part of consumers, who increasingly demand better-quality agricultural products, and as a result, farmers strive to improve yields in order to meet the increased demand.  Rising prices had a beneficial effect on the Company’s results on the third quarter of 2007, with a sustainable upward trend in the fourth quarter.

Higher prices in the Specialty Plant Nutrition segment were complemented by higher sales volumes during the year.  Demand for specialty plant nutrients in European markets, which were affected by bad weather in 2006, recovered in 2007; as a result, the Company reported an increase in sales volumes of water soluble potassium nitrate to Europe, and especially to Spain.  During 2007 the Company also recorded a substantial increase in volumes of potassium nitrate sold to China.  In addition, sales of potassium nitrate and sodium potassium nitrate in Latin America were higher in 2007, due in large part to the strong agriculture markets in Brazil.  The decrease in sales volumes of other non-SQM specialty plant nutrients was predominantly due to the sale of our trading affiliate in Mexico during the third quarter of 2006.

Iodine and Derivatives

Revenues for iodine and derivatives decreased 1.2% to US$215.1 million in 2007 from US$217.7 million in 2006. Set forth below are sales volume data in the specified year.

		2007	2006	% Change
Iodine and derivatives	Th. Ton	9.1	9.8	(7)%

The Company’s results in the Iodine and Derivatives segment for 2007 were explained both by higher prices and lower volumes.  Iodine prices increased approximately 7% compared to 2006, as rising production costs were reflected in the pricing.  The higher prices were also a result of the growth in the demand at the global level, which was driven by the use of iodine in such applications as x-ray contrast media for diagnostic imaging, biocides for paints and wood treatment products, and liquid crystal displays (LCDs).

Demand for iodine salts in LCD screens grew close to 30% in 2007. In particular, the LCD TV market expanded in terms of sales volumes and in terms of growing screen sizes.  Part of the growth in demand was satisfied by iodine recycled in that same industry, as only a fraction of this product remains in the polarizing film. The remaining iodine, which producers used to discard, is now increasingly being reprocessed, and as a result, recycled iodine has become essentially an additional “competitor” in this market.

Higher pricing was offset by lower sales volumes in the year, as the Company decreased its total volumes by approximately 7% compared to 2006.  This decrease was the result of an increasingly competitive market environment; other Chilean producers increased their production capacity during the year, and there were also increases in production from recycling.

Lithium and Derivatives

Revenues for lithium and derivatives increased 39.5% to US$179.8 million in 2007 from US$128.9 million in 2006. Set forth below are sales volume data in the specified year.

		2007	2006	% Change

Lithium and derivatives	Th. Ton	28.6	30.4	(6)%

Revenue growth in this business line was driven by lithium prices, which increased approximately 48% in 2007.  Sales volumes decreased slightly compared to 2006, but this effect was outweighed by the substantial price increase observed.

The favorable pricing conditions that had prevailed in the past couple of years prompted Chinese producers to increase their lithium capacity.  As a result of this new production, tightness in lithium carbonate supply observed during the first half of 2007 eased in the second half.

World lithium demand grew approximately 7% per year in 2007.  The upward trend was due to the increase in consumption in markets as rechargeable batteries, which grew an estimated 20% in 2007.  Lithium-ion batteries are traditionally used in mobile phones, laptops, digital cameras, and many other devices.

In 2007, this business line also benefited from growth in the market for lubricating greases, the primary end market for lithium hydroxide.  In addition, the Company recorded revenues from sales of butyllithium and lithium chloride on the order of US$10.7 million for the year.

Industrial Chemicals

Revenues for industrial chemicals increased 13.9% to US$81.2 million in 2007 from US$71.3 million in 2006. Set forth below are sales volume data in the specified year by product category.

		2007	2006	% Change

Industrial nitrates	Th. Ton	175.2	161.7	8%
Boric acid	Th. Ton	9.2	9.9	(7)%

Revenues from sales of industrial chemicals increased in 2007 as a consequence of rising prices.  Prices of industrial nitrates and prices of specialty plant nutrients are indirectly related, and on average prices for this business line were approximately 6% higher than they were in 2006.

Growth in sales volumes in the Industrial Chemicals business segment was primarily explained by sales in Latin America.  Favorable conditions in the commodities markets resulted in increased mining activity in this region, which generated greater demand for explosives, in which the Company’s industrial-grade sodium nitrate is a key component.  The Company reported higher volumes of sodium nitrate sold in Europe which is partly due to the use of this product as a medium for heat storage in a solar energy project in Spain.

Potassium chloride

Revenues from sales of potassium chloride increased 59.8% to US$51.3 million in 2007 from US$32.1 million in 2006. Set forth below are sales volume data in the specified year.

		2007	2006	% Change

Potassium Chloride	Th. Ton	179.0	126.4	42%

The substantial increase in potassium chloride revenues was driven by prices, which rose nearly 13% in 2007, as well as sales volumes, which were more than 40% higher than sales volumes in 2006.  Global potash prices experienced a sustained increase due to the combined effect of tight supply and growing demand.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers decreased from US$89.8 million in 2006 to US$79.4 million in 2007, as a result of the sale of our trading affiliate in Mexico during the third quarter of 2006.

Production Costs

Production costs during 2007 were higher than in 2006, as they were affected by higher costs related to energy, raw materials and the appreciation of the Chilean peso against the U.S. dollar, affecting the Company’s peso-denominated expenses.  Natural gas shortages forced us to use higher-cost alternative fuels, such as diesel and fuel oil.  Additionally, the price increases that affected raw materials and spare parts in recent years maintained their upward trend during 2007, and the Chilean peso continued to strengthen against the U.S. dollar in 2007.

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

Non-Operating Income and Expenses

The Company recorded a non-operating loss of US$27.1 million for 2007 which was lower than the US$36.1 million loss recorded for full-year 2006.

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

The corporate income tax rate in Chile was 17% for 2007 and 2006.  The Company’s effective tax rate was higher than the Chilean rate because its foreign operations are subject to higher tax rates.

The 28.2% increase in income taxes is mainly due to the increase in our taxable income.

For a more detailed analysis of the Company’s current and deferred income taxes see Note 14 to the Consolidated Financial Statements.

Foreign Exchange Rates and Inflation

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our functional currency for financial reporting purposes. A significant portion of our operating costs is related to the Chilean peso, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-dollar currencies, such as the Euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar affect our financial condition and results of operations.

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2008 and 2007:

	2008	2007
	Th US$	Th US$
Chilean pesos	(104,605)	36,975
Brazilian real	(1,367)	(1,281)
Euro	64,627	31,730
Japanese yen	1,033	692
Mexican pesos	2,188	(2,900)
South African rand	11,584	8,346
Dirhams	15,353	10,012
Other currencies	14,971	8,584

Total, net	3,784	92,158

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates.  As of December 31, 2008, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately 30 million Euros (US$41.91 million), and 15 million South African Rands (US$1.57 million), as well as forward exchange contracts to sell Chilean pesos and buy U.S. dollars for approximately 26,730.9 million Chilean Pesos (US$42 million).

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

U.S. GAAP Reconciliation
This discussion on our operating and financial results and condition presented above is based on our primary financial statements prepared in accordance with Chilean GAAP. Chilean GAAP differs significantly in certain aspects from U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP as they relate to our Company are (i) the elimination of the effects of  the technical appraisal of property, plant and equipment undertaken in 1988, (ii) the effects of elimination of monetary correction (price-level restatement) and conversion of financial statements of subsidiaries that keep their accounting records in currencies other than U.S. dollars, (iii) the accounting for derivative contracts, (iv) the accounting for staff severance indemnities, (v) treatment of goodwill, and (vi)  the elimination of deferred tax complementary accounts.  For further details of these differences between Chilean GAAP and U.S. GAAP, see Note 30 to the Consolidated Financial Statements.

Net income under U.S. GAAP for 2008, 2007, and 2006 was US$ 500.9 million, US$192.7 million and US$154.3 million, respectively, compared to that reported under Chilean GAAP of US$501.4 million, US$180.0 million and US$141.3 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2008 and 2007 was US$1,368.0 million and US$1,084.1, respectively, compared to that reported under Chilean GAAP of US$1,463.1 million and US$1,182.4 million, respectively.

5.B.   Liquidity and Capital Resources

We operate a capital-intensive business that requires significant investments in revenue-generating assets.  Our growth strategy has included the purchase of production facilities and equipment and has also included the improvement and expansion of existing facilities.  Funds for capital expenditures and working capital requirements have been obtained from net cash provided by operating activities, corporate borrowing under credit facilities and issuance of debt securities.

The current ratio (current assets divided by current liabilities) decreased from 4.70 as of December 31, 2007 to 3.00 as of December 31, 2008.

The following table sets forth key information about our outstanding debt:

On Balance Sheet Financial Instruments	Interest Rate	Issue Date	Maturity Date	Amortizations
Bond – US$200 million	6.125%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bond – UF 2.70 million (1)	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual partial amortizations
Syndicated loan – US$100 million	LIBOR 3M + 0.375%	Mar. 3, 2005	Feb. 25, 2010	Bullet
Syndicated loan – US$ 80 million	LIBOR 6M + 0.30%	Nov. 28, 2006	Nov. 28, 2011	Bullet
Bilateral loan – US$ 50 million	LIBOR 6M + 1.5%	Dec. 24, 2008	Dec. 24, 2010	Bullet

(1)
UF-denominated bond fully hedged to US$ with a cross currency swap (originally issued for UF3 million; UF2.7 million outstanding as of December 31, 2008, under Chilean GAAP).  Approximately equivalent to US$92.3 million as of December 31, 2008.  Fixed US$ interest rate of 5.84%.

As of December 31, 2008, we had total debt (short-term borrowings, current portion of long-term bank debt and bonds payable, long-term bank debt, and long-term obligations with the public) of US$657.7  million, as compared to total debt of US$498.1  million as of December 31, 2007.  Of the total debt as of December 31, 2008, US$141.7 million was short-term debt plus the current portion of long-term bank debt.  All of our long-term debt (including the current portion) as of December 31, 2008  was denominated in U.S. dollars, with the exception of our UF 2.7 million local bond, which was hedged with a cross currency swap to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitation on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, (ii) limitation on the ratio of total liabilities to equity (including minority interest) on an individual basis, (iii) minimum net worth, (iv) limitation on net financial debt to EBITDA ratio on a consolidated basis, (v) limitation on interest indebtedness of operating subsidiaries, and (vi) minimum production assets.  We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

The following table sets forth the maturities of our long-term debt as of December 31, 2008:

Maturity(*)	Amount ( millions of US$)
2010	155.13
2011	85.13
2012	5.13
2013	5.13
2014	5.13
2015 and thereafter	261.58
Total	517.23

(*) Only the capital  has been included. For the UF 2.7 million bond, the amounts presented reflect the real U.S. dollar obligation resulting from the effects of the cross currency swap that fully hedges this bond to the U.S. dollar.  For further information, see Item 11. Quantitative and Qualitative Disclosures about Market Risk.

As of December 31, 2008, we had US$303 million of cash and cash equivalents, including marketable securities.  In addition, as of December 31, 2008, we had unused uncommitted credit lines amounting to approximately US$350 million and unused committed credit lines amounting to approximately US$55 million. We expect to renew part of these committed lines during 2009.

Shareholders’ equity increased from US$1,182.4 million in 2007 to US$1,463.1 million in 2008.  Our ratio of total liabilities (including minority interest) to equity on a consolidated basis increased from 0.62:1 as of December 31, 2007 to 0.70 :1 as of December 31, 2008.

Our capital expenditures in 2008 amounted to US$286.6 million.

For 2009, we expect total capital expenditures of approximately US$340 million.  We have currently budgeted capital expenditures of a total of US$650 million during 2010 and 2011 that can be increased/decreased depending on market conditions.

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

From December 31, 2008 to the time this report was prepared, the Company issued the following debt:
•	On January 13, 2009, the Company placed two series of bonds in the Chilean market for approximately US$173 million:
o	Series H was for UF 4,000,000 for a term of 21 years, with amortization of principal starting in 2019 and at an annual interest rate of 5.05% in UF.
o	Series G was for ThCh$ 21,000,000 for a term of 5 years, with a single amortization at maturity and an annual interest rate of 7.5% in Chilean pesos.
•
On March 24, 2009, the Company issued commercial papers for ThCh$ 15,000,000 (approximately to US$25,000,000) for a term of 9 months with a single amortization at maturity and an annual interest rate of approximately 3.3% in pesos.

•
On April 2, 2009, the Company issued commercial papers for ThCh$ 15,000,000 (approximately to US$25,000,000) for a term of 1 year with a single amortization at maturity and an annual interest rate of approximately 3.6% in pesos.

•	On May 8, 2009, the Company placed two series of bonds in the Chilean market for approximately US$148 million:
o	Series I was issued for UF 1,500,000 for a term of 5 years, with a single amortization at maturity and an annual interest rate of 3.67% in UF.
o	Series J was issued for ThCh$ 52,000,000 for a term of 5 years, with a single amortization at maturity and an annual interest rate of 6.14% in Chilean pesos.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital.  If we find that resources coming from our internally generated cash flows (including depreciation and retained earnings) will not be enough, we evaluate and choose the best financial alternative available for the company.  As debt requirements also depend on the increase or decrease of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require, but we believe that cash flow generated by internal operations, cash balances and available credit lines will enable us to meet our working capital, capital expenditure and debt service requirements for 2009, 2010 and 2011.

Environmental Projects

In 2008 we made disbursements amounting to US$7.9 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2009 amounting to US$9.9 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above. Regarding the María Elena Project as well as our other major environmental projects see Item 4. Information on the Company—Environmental Regulations.

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

There are three units that perform this function: one reports to the Senior VP of Nitrate and Iodine Operations, another reports to the Senior VP of Salar Operations, and the third reports to the Senior VP of Safety, Health and Environment.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value added products.  As a result of research and development activities, new methods of extraction, crystallization and finishing have been developed.  Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially-designed additives for our products handled in bulk.

We have patented several production processes for nitrate, iodine, and lithium products.  These patents have been filed mainly in the U.S., Chile, and other countries when necessary.

For the years ended December 31, 2008, 2007, and 2006 we spent approximately US$2.6 million, US$2.8 million, and US$2.4 million, respectively, on research and development activities.

5.D.   Trend Information

Given the global economic crisis which has negatively affected demand in markets in general, we expect that in 2009 sales volumes across our business lines will be lower than sales volumes in 2008, with the exception of potassium chloride where we expect to significantly increase our sales volumes.

In 2008, the prices of our specialty plant nutrition segment increased compared to 2007, due to a strong upward trend in worldwide prices of potassium-based fertilizers.  At this point, it is difficult to predict prices in this segment for the second half of 2009 although in the first months of 2009 prices have remained relatively stable compared to 2008 prices.  Sales volumes of potassium nitrate and sodium potassium nitrate decreased during 2008 with respect to 2007. We believe sales volumes could fall between 10-15% in 2009 compared to 2008.

Lithium prices remained relatively unchanged during 2008 compared to 2007.  The previously announced additional capacity from Chinese was less than we originally anticipated. (For further information, see Item 3.D. Risk Factors – new production of lithium carbonate in China and other countries.) Sales volumes in 2008 were slightly lower than they were in 2007, and we believe sales volumes could decrease between 15-20% in 2009 compared to 2008. In 2008, Mitsubishi and Nissan-Renault announced plans to introduce hybrid cars powered by lithium-ion batteries sometime 2010; these announcements are in addition to those made by other car manufacturers in previous years. We expect to start seeing significant increase in volumes from cars using lithium batteries within two to three years. Prices for lithium in the first months of 2009 have remained relatively stable compared to 2008 prices.

Iodine prices remained unchanged in 2008 as compared to 2007.  For the year 2009 we expect iodine prices to increase.  Sales volumes in 2008 were 15% higher than they were in 2007, as the result of market growth and our ability to capture additional market share. We believe sales volumes could fall approximately 20% in this business segment during 2009.

Prices for industrial-grade nitrates increased in 2008 as compared to 2007. It is difficult to predict at this time what prices for industrial-grade nitrates will be in the near future given that they are to a certain extent linked to the prices of agricultural-grade nitrates.

With the exception of iodine where prices have increased in recent periods, prices during the first half of 2009 in general have been relatively stable compared to 2008 prices. At this stage, the Company cannot predict what the price trends will be for 2010 onwards.

During 2008, production costs were higher than in 2007, mainly due to the depreciation of the U.S. dollar and the higher cost of energy seen during the first nine months of the year. However, these trends began to reverse during the last part of 2008, and considering the current energy market, exchange rate expectations, and the downward trend in raw materials prices and freight rates, we expect that 2009 production costs will be lower than in 2008.

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

5.F.   Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2008:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt (*)	652,367	135,132	240,263	10,263	266,710
Capital lease obligations	623	226	397	-	-
Operating leases (**)	294,028	13,365	26,730	26,730	227,203
Purchase commitments	215,356	133,621	81,735	-	-
Staff severance indemnities	22,129	-	-	-	22,129
Total Contractual Obligations and Commitments	1,189,811	288,947	338,862	26,730	535,272

(*) Only the Capital has been included and the effect of the cross currency swap
(**) See Consolidated Financial Statements Note 30 II. e)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.   Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with the Company's By-laws, consists of eight directors, seven of whom are elected by holders of Series A shares and one of whom is elected by holders of Series B shares.  The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting.  Cumulative voting is allowed for the election of directors.  At the annual ordinary shareholders’ meeting that took place on April 30, 2008, a new Board was elected, and their terms will expire in 2011. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections.  If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders.  Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board.  The Chief Executive Officer appoints our executive officers.  There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors.  The Board has a Directors' Committee and its regulations are discussed below.

Our directors as of May 31, 2009 are as follows:

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

Mr. Brownlee is Executive Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc.  Mr. Brownlee earned degrees in Arts and Science and Business Administration from the University of Saskatchewan.  He is on the Board of Great Western Brewing Company.  He became a director of SQM in December 2001.

Hernán Büchi B.	Director	April 1993

Mr. Büchi is a Civil Engineer with a degree from the Universidad de Chile.  He served as Vice Chairman of SQM's Board from January 2000 to April 2002.  He is currently a Board member of Quiñenco S.A. Banco de Chile, S.A.C.I. Falabella and Madeco S.A., among others.  He is also Chairman of the Board of Universidad del Desarrollo.

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

Mr. Yarur is an Information Engineer with a degree from the Universidad de Chile and holds an MSc in Finance from the London School of Economics and an AMP from Harvard Business School.  He is a member of the Board of Banco de Crédito e Inversiones, Antofagasta P.L.C. (based in London), Antofagasta Minerals, Invertec Pesquera Mar de Chiloé S.A., President Fundación Chilena de Ajedrez, President Fondo de Inversiones Alekine.  Mr. Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also Chairman of the Council Organization of the Securities Regulators of America.  He is also a Professor in the Faculty of Economic and Administrative Sciences, Universidad de Chile.

Wolf von Appen (2)	Director	May 2005
Mr. Von Appen is an entrepreneur. He is currently a Board member of Sociedad de Fomento Fabril and Vice president of Centro de Estudios Publicos.

Eduardo Novoa C. (2)	Director	April 2008

Mr. Novoa is an economist with a degree from the Universidad de Chile and holds a Master in Business Administration from the University of Chicago. He has held positions in business development, corporate level strategic direction and asset management at a number of Chilean and multinational companies, either as a Board member, Chief Development Officer, Country Manager or CEO. Currently, Mr. Novoa provides strategic advisory services.

Kendrick T. Wallace	Director	December 2001

Mr. Wallace is a lawyer who graduated from Harvard Law School.  He is currently a consultant to certain fertilizer industry companies.  Until July 1, 2008 when he retired, he was Senior Vice President and General Counsel of Yara International ASA in Oslo, Norway.  Prior to the spin-off of Yara International ASA from Norsk Hydro ASA, he was the chief legal counsel of Norsk Hydro ASA for North and South America in Tampa, Florida.  Before that he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri.  He is also on the Board of Directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A.

Our executive officers as of May 31, 2009 are as follows:

Executive Officers
Name	Position	Current position held since
Patricio Contesse G. (2)	Chief Executive Officer	March 1990

Mr. Contesse is a Forestry Engineer with a degree from the Universidad de Chile.  He joined the Company in 1981 as CEO, a position he held until 1982, and again in 1988 for one year.  In the past, he was CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A.  He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile.  Mr. Contesse is also a member of the Board of Soquimich Comercial.

Patricio de Solminihac T.	Chief Operating Officer and Executive Vice President	January 2000

Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago.  He joined the Company in 1988 as Business Development Vice President.  In 1989, he became General Manager and later on he became Vice Chairman of the Board of SQM, a position he held from 1989 through January 2000.  Currently he is a member of the Board of Lafarge Chile S.A. and CEM S.A.  Mr. de Solminihac is also a member of the Board of Soquimich Comercial.

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

Eugenio Ponce L.	Senior Commercial Vice President	March 1999

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

Mr. Cabello is a Mechanical Engineer with a degree from the Universidad de Santiago de Chile. He joined the Company in 2000 as Maintenance Superintendent of SQM Salar. He became Maintenance Manager of SQM’s nitrates and iodine operations in 2002 and Production Manager of SQM’s nitrates and iodine operations in 2004. He previously worked in various engineering-related positions in Pesquera San José S.A., Pesquera Coloso S.A. and Cintac S.A.

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

Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from Tulane University and a Master in Business Administration degree from Universidad de Chile.  He joined the Company in 1991 as an advisor in the Business Development area and has served in many positions since then.  In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999,he became the Corporate Quality Manager, in 2000 Corporate Supply Chain Vicepresident and, in 2006, General Manager of Soquimich Comercial S.A. Mr. Barrera is also a member of the board of Soquimich Comercial S.A.

Daniel Jiménez Sch.	Human Resources and Corporate Affairs Senior Vice President	May 2007

Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from Old Dominion University.  He joined the Company in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for 8 years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals.

(1)	Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.
(2)	The individual beneficially owns less than one percent of the Company’s shares.

6.B.   Compensation

During 2008, Directors were paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven Directors), which was independent of attendance and the number of Board sessions.  In addition, the Directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders.  During 2008, the Chairman of the Board received the equivalent of 0.50% of 2007 net income (after amortization of negative goodwill), and the remaining seven Directors received the equivalent of 0.50% of 2007 net income (after amortization of negative goodwill), divided equally among those Directors. The same variable compensation policy will be applied to 2008 net income (after amortization of negative goodwill).

At the last annual general shareholders meeting of SQM held in April 2009, shareholders approved a change in variable compensation for the fiscal year 2009 to an amount equal to 0.35% of 2009 net income (after amortization of negative goodwill) for the Chairman of the Board and of 0.04% of 2009 net income (after amortization of negative goodwill) for each of the remaining seven Directors.  Profit-sharing payments are paid in the year following the fiscal year in which they are earned.

During 2008, the total compensation paid to each of our directors who served on the Board during the year was as follows (amounts in Chilean pesos):

	SQM S.A.		SQMC		TOTAL
Name	Meeting(Ch$)	Committee (Ch$)	Meeting (Ch$)	Committee (Ch$)	(Ch$)
Julio Ponce Lerou	480,651,826	-	73,796,766	-	554,448,592
Wayne R. Brownlee	71,341,013	-	-	-	71,341,013
Hernán Büchi Buc	72,560,290	12,531,831	-	-	85,092,121
José María Eyzaguirre Baeza	70,268,384	-	-	-	70,268,384
Eduardo Novoa Castellón	6,222,623	6,222,623	-	-	12,445,246
José Antonio Silva Bafalluy (1)	63,005,717	3,964,169	-	-	66,969,886
Wolf Von Appen	66,048,466	-	-	-	66,048,466
Kendrick T. Wallace	71,341,013	-	-	-	71,341,013
Daniel Yarur Elsaca	70,268,382	11,226,834	-	-	81,495,216
Total	971,707,714	33,945,457	73,796,766		1,079,449,937

(1)	Mr. José Antonio Silva was a member of the Board until April 30, 2008, when he was replaced by Mr. Eduardo Novoa.

For the year ended December 31, 2008, the aggregate compensation paid to our 92 main executives based in Chile was approximately Ch$10,091.1 million.  We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees, based on individual performance, company performance, and short- medium- and long-term indicators. Additionally, in order to provide incentives to key Company executives and to retain such executives, the Company maintains a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to the Company's share price and is payable between 2007 and 2011.

As of December 31, 2008, the Company had a provision related to all of the incentive programs for a total of approximately US$33.2 million.

Regarding the long-term bonus linked to the Company’s share price, as of December 31, 2008 the provision would have increased or decreased by approximately US$800 thousand per each US$1 variation in the Series B share price.  The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B shares on the date as of which the bonuses are paid.

We do not maintain any pension or retirement programs for the members of the Board or our officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM's current Directors has served in their respective office is provided in the discussion of each member of the board above in Item 6.A Directors and Senior Managers.

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

As of May 31, 2009, the Company’s Directors’ Committee was formed by SQM Directors: Mr. Hernán Büchi B., Mr. Eduardo Novoa C. and Mr. Daniel Yarur E. This Committee operates in accordance with article 50 bis of Law Nº18.046, which provides that the Committee shall:

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

Pursuant to the above, these were the main activities of our Directors' Committee during 2008:
a)	Analysis of un-audited financial reports.
b)	Analysis of audited financial reports.
c)
Analysis of reports submitted by external auditors, account  inspectors and rating agencies, and formulation of proposals to the Board of Directors recommending external auditors, account inspectors and rating agencies that could be designated by the respective Annual General Shareholders’ Meeting.

d)	Analysis of functions, objectives and working programs of the Internal Audit Department.
e)	Analysis of the Company’s Senior Executives remuneration and compensation plans.
f)	Analysis of the records relating to the transactions referred to in articles 44 and 89 of Law of Corporation.
g)	Analysis of matters related to the "Sarbanes-Oxley Act" of the U.S.A., especially regarding Section 404.
h)	Analysis of matters related to the norms “IFRS” and “PCAOB” of the U.S.A.
i)	Analysis of Internal Control Report.

In accordance with the provisions of Article 44 of Law No. 18,046, during 2008 the Directors Committee examined the following contracts between the Company and third parties related to one or more of the members of the Board of Directors:

During its session held on December 16, 2008, the Directors Committee analyzed certain sea freight contracts between the “SQM Group” and the “Ultramar Group” (linked to Mr. Wolf von Appen, Director of SQM S.A.) and recommended the implementation of the contracts.

On April 29, 2009, the Annual General Shareholders Meeting of SQM agreed to pay a monthly remuneration of 50UF to each member of the Directors Committee, regardless of the number of sessions held by the Committee during the period between May 2009 and April 2010, both months included. This remuneration is also independent from what the Committee members obtain as members of the Company’s Board of Directors. In this same meeting, an operational budget for the Directors Committee of 1.800UF was approved.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting.  During 2008, the Directors Committee did not incur any consulting expenses.

Article 50 bis states that the Committee should consist of three directors, of which the majority should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

Considering the effective shareholder structure as of December 31, 2008, the majority of the members of the Directors Committee are independent.

On May 24, 2005, the Board of Directors approved the establishment of an audit committee to comply with the requirements of the NYSE corporate governance rules.

As of May 31, 2009, the members of the audit committee are Hernán Büchi B., Eduardo Novoa C. and Daniel Yarur E.  Each of the three members meets the NYSE independence requirements for audit committee members.

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

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.01	Listed companies must have a majority of independent directors.	There is no legal obligation to have a majority of independent directors on the Board but according to Chilean law, the Company's directors cannot serve as executive officers.

303A.02
No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.
In addition, a director is not independent if:
(i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.
(ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
(iii) (A) The director is a current partner or employee of a firm that is the company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time.
(iv) The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.
(v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.
A Director is considered independent if he would have been elected without the vote of the controlling shareholder and related persons and entities.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.03	The non-management directors must meet at regularly scheduled executive sessions without management.	These meetings are not needed given that directors cannot serve as executive officers.

303A.04
(a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
(b) The nominating/corporate governance committee must have a written charter that addresses:
(i) the committee's purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and
(ii) an annual performance evaluation of the committee.
This committee is not required as such in the Chilean regulations. However, pursuant to Chilean regulations SQM has a Directors' Committee (see Board practices above).

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

303A.07
The audit committee must have a minimum of three members. Each of them must satisfy requirements of independence, and the committee must have a written charter. The listed companies must have an internal audit function to provide management with ongoing assistance of the Company's risk management process and the system of internal controls

Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’s Committee (see Board practices above) with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans involving directors, executives, employees, or other service providers.
SQM does not have equity compensation plans.  However, as mentioned in Item 6.B Compensation, the Company does have a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to the Company's share price. Directors and executives may only acquire SQM shares by individual purchases.  The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.
Chilean law does not require that corporate governance guidelines be adopted.  Directors' responsibilities and access to management and independent advisors are directly provided for by applicable law.  Directors' compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	Not required in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the Company's website, www.sqm.com.

303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.
Pursuant to 303A.11, this table sets forth a comparative summary of differences in corporate governance practices followed by SQM under Chilean regulations and those applicable to U.S. domestic issuers pursuant to Section 303A.

303A.12
Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of Section 303A; and (c) must submit an executed Written Affirmation annually to the NYSE.   In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.  The annual and interim Written Affirmations must be in the form specified by the NYSE.
Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

303A.13	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Not specified in the Chilean regulations.

303A.14	Listed companies must have and maintain a publicly accessible website.	Not required in the Chilean regulations.

6.D.   Employees

As of December 31, 2008, we had 4,561 permanent employees, of whom 229 were employed outside of Chile. The average tenure of our full time employees is approximately 8.1 years.

	2008	2007	2006	2005	2004
Permanent employees	4,561	3,746	3,745	3,672	3,418
Employees in Chile	4,332	3,515	3,415	3,350	3,138
Employees outside of Chile	229	231	330	322	280

The increase in the number of employees is largely explained by new regulatory measures that require Chilean companies to incorporate certain third party employees into their organizations. The number of employees also increased due to an increase in the number of investment projects.

Of our permanent employees in Chile, 61% are represented by 29 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada, (Isapre Norte Grande), which is a health care organization that provides medical services primarily to our employees and Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A., which is a hospital in María Elena.  We make contributions to Isapre Norte Grande and to Sociedad Prestadora de Servicios de Salud Cruz de Norte in accordance with Chilean laws and the provisions of our various collective bargaining agreements but we are not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by the company.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones (AFP).  We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We, however, sponsor staff severance indemnities plan for employees in our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

We have experienced no strikes or significant work stoppages in the last 14 years and consider the relationship with our employees to be good.  At the end of 2008, SQM began negotiations with its unions with the objective of having all collective bargaining agreements renegotiated for a new three-year period.  This collective bargaining process should be completed early 2010.

6.E.   Share Ownership

As of May 31, 2009, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan, Inc. (“PCS”) indirectly controls 100% of the stock of Inversiones el Boldo Limitada and 100% of the stock of Inversiones RAC Limitada. Through these companies, PCS controls 32% of the total share of SQM. During 2008, PCS made various share purchases on stock exchanges until its stake reached 32% of the total shares of SQM S.A.

As of May 31, 2009, SQM has also been informed that Mr. Julio Ponce L. and related persons control 100% of the total shares of Inversiones SQYA S.A., which currently and indirectly controls 32% of the total shares of SQM S.A. The above, considering that Inversiones SQYA S.A. controls 79.14% of the total shares of Norte Grande S.A., that Norte Grande S.A. controls 83.66% of the total shares of Sociedad de Inversiones Oro Blanco S.A., that Sociedad de Inversiones Oro Blanco S.A controls 73.27% of the total shares of Sociedad de Inversiones Pampa Calichera S.A. and that Sociedad de Inversiones Pampa Calichera S.A. and its subsidiary Inversiones Global Mining (Chile) Ltda. ultimately control 32% of the total shares of SQM.

On December 21, 2006, Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. –the latter being owner, directly and indirectly, of 2.05% of the total shares of SQM as of May 31, 2009–executed a Joint Performance Agreement that allows them to control 34.05% of the total shares of SQM. As a result of this Agreement, the “Group” led by Mr. Julio Ponce L. indirectly controls 34.05% of the total shares of SQM S.A. and is, therefore, the controller of SQM S.A., as that term is defined under Chilean Law.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
May 31, 2009	34.05%
December 31, 2008	34.05%
December 31, 2007	34.03%

No other director or executive officer owns more than 1% of each share class of the Company as of May 31, 2009. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of May 31, 2009 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares.  The following information is derived from our records and reports filed by certain of the persons named below with the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance or SVS) and the Chilean Stock Exchange.

Shareholder	Number of Series A Shares Beneficially Owned	% Series A Shares	Number of Series B Shares Beneficially Owned	% Series B Shares	% Total Shares
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	57,934,256	40.56%	12,490,092	10.38%	26.76%
Inversiones El Boldo Ltda. (3)	44,604,761	31.23%	17,718,111	14.72%	23.68%
The Bank of New York	47,580	0.03%	55,764,136	46.32%	21.21%
Inversiones RAC Chile Ltda. (3)	19,200,242	13.44%	2,699,773	2.24%	8.32%
Inversiones Global Mining (Chile) Limitada. (1)	13,798,539	9.66%	-	0.00%	5.24%
AFP Provida S.A. (4)	-	0.00%	4,938,971	4.10%	1.88%
Inversiones La Esperanza Ltda.	3,643,977	2.55%	-	0.00%	1.38%
AFP Capital S.A. (4)	9,335	0.01%	3,354,343	2.79%	1.28%
AFP Habitat S.A. (4)	-	0.00%	3,317,019	2.76%	1.26%
Banco de Chile por Cuenta de Terceros	-	0.00%	3,226,365	2.68%	1.23%

(1)
Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control 100% of Inversiones SQYA S.A.  Inversiones SQYA S.A. indirectly controls and beneficially owns Sociedad de Inversiones Pampa Calichera S.A., which in turn owns 100% of Global Mining Investments (Chile) S.A.  Therefore, Mr. Ponce and related persons beneficially own through the above entities 84,222,887 shares constituting 32.00% of the total shares of SQM. The stake held by Mr. Ponce and related parties as of December 31, 2008, 2007 and 2006 was, respectively, 32.00%, 32.00% and 30.26% of the total shares of SQM.

(2)
Pampa Calichera is an open stock corporation whose shares are traded on the Santiago Stock Exchange.  Originally, the shareholders of Pampa Calichera were employees of SQM.  Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)
Potash Corporation of Saskatchewan Inc. owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., being therefore the beneficial owner of 84,222,887 SQM's shares that represent 32.00% of SQM's total shares. The stake held by Potash Corporation of Saskatchewan as of December 31, 2008, 2007, and 2006 was, respectively, 32.00%, 32.00% and 24.99% of the total shares of SQM.

(4)	AFPs are legal entities that manage pension funds in Chile.

As of December 31, 2007, Yara International ASA owned 49% of the shares of Inversiones SQYA S.A., which in turn, indirectly owned 32.00% of the shares of SQM S.A.  On April 21, 2008, Yara International ASA sold 100% of the shares it held in Inversiones SQYA S.A. to Mr. Julio Ponce and related persons.  As a result of this sale, as of May 31, 2009, Mr. Julio Ponce and related persons owned 100% of the shares of Inversiones SQYA S.A.

On December 21, 2006, Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. -the latter being owner, directly and indirectly, of 2.05% of the total shares of SQM as of May 31, 2009 - executed a Joint Performance Agreement that allows them to currently control 34.05% of the total shares of SQM. As a result of this Agreement, the “group” led by Mr. Julio Ponce L. became the Controller Group of SQM, as that term is defined under Chilean law.

Series A and Series B shares have the same economic rights (i.e. both Series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary.  One share equals one vote, with the sole exception of the election of the Board of Directors, in which the Series A shareholders elect seven members and the Series B shareholders elect one member.  Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this Series may call an ordinary or extraordinary Shareholders’ Meeting and the director elected by this Series may request an extraordinary Board of Directors Meeting without the authorization of the Chairman of the Board of Directors. These preferences will remain until 2043. Maximum individual voting power personally and/or in representation of other shareholders per Series is 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares of the Company with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shares cannot vote in the election of the Chairman of the Board of Directors after a tie vote has occurred in the prior voting process. As of May 31, 2009, there are 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

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

8.A.   Consolidated Statements and Other Financial Information

8.A.1 See Item 18.  Consolidated Financial Statements for our consolidated financial statements.

8.A.2 See Item 18.  Consolidated Financial Statements.

8.A.3 See Item 18.  Consolidated Financial Statements—Report of Independent Registered Public Accounting Firm.

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6  Export Sales

We derive most of our revenues from sales outside of Chile.  The distribution of sales presented below reflects the regions in which the Company’s subsidiaries are located and does not necessarily reflect the final destination of the products sold. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2008	2007	2006

Foreign sales	1,395,834	954,641	878,066
Total sales	1,774,119	1,187,527	1,042,886

% of foreign sales	78.68%	80.39%	84.20%

8.A.7  Legal Proceedings

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

The Board of Directors has followed a policy of paying a single dividend ranging from 50% to 65% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. The dividend policy for 2008 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 65% of the distributable income for 2008. This policy was partially modified on October 28, 2008, to permit a disbursement of an interim dividend of US$0.37994 per share, beginning November 21, 2008. In 2009, at the Annual Shareholders’ Meeting held on April 29, 2009, SQM’s shareholders approved payment of a definitive dividend in the amount of US$1.23829 per share. From this definitive dividend, the interim dividend amount of US$0.37994 per share was deducted. Payments for this dividend were made on May 11, 2009.

At the Annual Shareholders’ Meeting held on April 29, 2009, shareholders also agreed to pay and distribute a dividend equal to 65% of the distributable income corresponding to 2009. For this purpose, distributable income excludes (i) accrued and uncollected profits from SQM investments that are not subject to consolidation and (ii) amortization of negative goodwill. Also, at the same meeting, shareholders agreed to the payment and distribution of an interim dividend that most likely will be paid during the final quarter of 2009 in an amount not to exceed 65% of the accumulated earnings of the nine months ending September 30, 2009.

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

Although the Board of Directors has no current plan to recommend a change in the dividend policy, the amount and timing for payment of dividends is subject to revision from time to time, depending upon our then current level of sales, costs, cash flow and capital requirements, as well as market conditions. Accordingly, there can be no assurance as to the amount or timing of declaration or payment of dividends in the future. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information.

Dividends

Each Series A Share and Series B Share is entitled to share equally in any dividends declared on the outstanding capital stock of SQM.

The following table sets forth the U.S. dollar equivalent of dividends per share and per ADR paid in each of the years indicated, based on the Observed Exchange Rate for the date on which the dividend was declared.

Dividends		Per Share	Per ADR (1)
Declared for the business year	Paid in	Ch$	US$

2003	2004	55.05	0.088
2004	2005	106.56	0.182
2005	2006	145.11	0.279
2006	2007	183.96	0.349
2007	2008	204.14	0.445
2008 (interim)	2008	243.34	0.380
2008	2009	515.90	0.858

(1)
The ratio of ordinary shares to Series A ADRs was 10:1 for all periods reflected in the table.  The Series A ADRs were delisted from the New York Stock Exchange on March 27, 2008.  The ratio of ordinary shares to Series B ADRs changed from 10:1 to 1:1 on March 28, 2008.  The calculation in the table for all periods is based on the ratio of 1:1.

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

ITEM 9. THE OFFER AND LISTING

9.A  Offer and Listing Details

Price History

The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADRs as reported by the NYSE, as the two main exchanges on which our shares are traded.  On March 27, 2008, the Company voluntarily delisted its series A ADRs from the New York Stock Exchange.  In addition, on March 28, 2008, a ratio change for the Company’s series B ADRs entered into effect, modifying the ratio of ordinary shares to series B ADRs from the previous ratio of 10:1 to a new ratio of 1:1.

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2004	3,900	2,350	3,580	2,160	68.00	37.05	6.28	3.30
2005	7,000	3,600	7,170	3,269	129.40	66.80	13.34	5.75
2006	7,100	5,220	7,347	5,000	137.5	93.15	13.95	8.99
2007	12,100	7,100	9,985	6,800	234.80	135.00	20.04	12.50
2008	29,300	12,100	27,012	6,750	-	-	55.74	14.77

(b)	Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2007
First quarter	7,600	7,100	7,830	6,800	142.95	136.95	14.60	12.50
Second quarter	9,050	7,100	9,152	6,800	180.95	136.95	17.20	12.50
Third quarter	12,100	9,050	9,160	7,650	228.75	175.10	17.62	14.10
Fourth quarter	12,100	12,100	9,985	8,042	234.80	219.75	20.04	15.89

2008
First quarter	12,600	12,100	10,658	6,750	290.00	226.00	24.25	14.77
Second quarter	29,300	16,000	27,012	10,500	-	-	54.74	23.98
Third quarter	25,000	16,000	22,856	13,049	-	-	44.71	23.56
Fourth quarter	16,450	15,990	16,451	9,469	-	-	26.05	15.25

2009
First quarter	19,000	16,000	18,997	14,319	-	-	31.73	23.84
Second quarter (through May 31)	21,500	19,000	20,605	15,969	-	-	36.66	27.75

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2008	16,001	16,000	16,451	13,598	-	-	25.97	20.12
January 2009	17,200	16,000	17,048	15,891	-	-	28.28	25.25
February 2009	19,000	17,200	18,997	16,957	-	-	31.73	27.38
March 2009	19,000	18,500	16,612	14,319	-	-	29.09	23.84
April 2009	19,800	19,000	18,843	15,969	-	-	32.87	27.75
May 2009	21,500	19,980	20,605	18,533	-	-	36.66	30.89

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)
Series B shares began trading on the New York Stock Exchange on September 20, 1993.  Historical prices have been restated to reflect the change in the ratio of local shares to ADRs from 10:1 to 1:1, effective March 28, 2008.

As of May 31, 2009, there were 47,580 Series A and 55,764,136 Series B ADRs outstanding held by 1 holder of record for Series A ADRs and 47 holders of record for the Series B ADRs.  As of May 31, 2009, such ADRs represented approximately 21.21% of the total number of issued and outstanding shares of our Company.

Although the Series A ADRs were voluntarily delisted from the New York Stock Exchange, there are still Series A ADRs outstanding.  When the Company decided to delist the Series A ADRs and terminate the Series A ADR program, holders were notified that they had 90 days to decide to sell their shareholding or exchange their ADRs for the underlying local shares.  After that 90-day period, the Depositary Bank has one year (until June 2009) to attempt to sell the local shares underlying the outstanding ADRs in the Chilean market.

9.B Plan Of Distribution

Not Applicable

9.C Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange), and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange).  As of December 31, 2007, each series was also traded on the New York Stock Exchange in the form of ADRs, where each ADR represented 10 underlying shares of the corresponding series.  On February 26, 2008, the Company’s Board of Directors voted to voluntarily delist the Series A ADRs from the New York Stock Exchange, due to the low trading volume of those shares.  On the same date, the Board of Directors also approved a ratio change for the Series B ADRs, modifying the previous ratio of 10 ordinary shares to 1 ADR to a new ratio of 1:1.  The Series A ADRs were delisted on March 27, 2008, and the Series B ratio change entered into effect on March 28, 2008.  Prior to their delisting, the ADRs representing Series A shares traded on the NYSE beginning on April 9, 1999.  The ADRs representing Series B shares have traded on the NYSE since September 20, 1993.  The depositary bank for these ADRs is the Bank of New York Mellon.

9.D Selling Shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses Of The Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A.   Share Capital

Not applicable

10.B.   Memorandum and Articles Of Association

SQM, headquartered at El Trovador Nº 4285, 6th Floor, Santiago, Chile, is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile.  The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés.  Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 Nº 1.992.

Corporate purposes

Our main purposes, which appear in article 4 of our By-laws, are to:  (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agroindustrial and farm forestry activities, in any way; (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estates; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting.  We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

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

Any holder of Series A and/or Series B shares registered in the Company's shareholder registry on  the fifth business day prior to the date of the meeting will have a right to participate at that meeting.

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

There are three conditions that would make it mandatory to operate under the OPA law:
1)	When an investor wants to take control of a company's stock.
2)
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

10.C.   Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•
On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A.  The term of this contract extends through March 16, 2010.  SQM has two three-year renewal options. Early termination of the contract is subject to payment of non-amortized investments.

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

•
On May 22, 2001, SQM S.A. entered into a Natural Gas Supply agreement with Distrinor S.A. The term of this contract extends through May 21, 2011.  Early termination of the contract is subject to payment of non-amortized investments.   SQM pays a fixed annual amount (amortization of investments), and when we receive gas, we pay the corresponding amounts.  However, in 2008 we received practically no gas, and we expect this situation to continue during 2009.

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A 'Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales' or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Foreign Investment Contract" was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Chapter XXVI", which addresses the issuance of ADRs by a Chilean company.  Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean Pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series A or B shares or Series A or B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series A and Series B shares and any rights arising therefrom).  The following is a summary of the material provisions contained in the Foreign Investment Contract.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or not domiciled in Chile who withdraws Series A or Series B shares upon delivery of ADRs (such Series A and Series B shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean Pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of Series A and Series B shares represented by ADRs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares  were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Series A and Series B shares represented by ADRs or Withdrawn Shares.  Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary.  Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.

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

Chapter XXVI and the Foreign Investment Contract provided that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series A shares and/or Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean Pesos on the same date and has 5 banking business days within which to invest in Series A shares and/or Series B shares in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire Series A shares and/or Series B shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into pesos.  Series A shares and/or Series B shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADRs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series A shares and/or Series B shares.

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

As of December 31, 2008, we had one long-term loan outstanding obtained in the international markets (through a Rule 144A offering of US$200 million). Additionally, Royal Seed Trading Corporation, a wholly owned subsidiary, has two syndicated loans for an amount US$180.0 million outstanding, which are fully guaranteed by us. SQM Investment Corporation, a wholly owned subsidiary, has a bilateral loan in the amount of US$50.0 million outstanding, which is fully guaranteed by us.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the shares, including shares represented by ADRs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the "Withholding Tax.”  If the Company has paid corporate income tax, the "First Category Tax", on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax.  When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income.  Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid.

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed.  The company distributed two dividends corresponding to the business year 2008. The first dividend, paid in November 2008, was considered taxable, and the total tax retention rate was approximately 22%. The second dividend, distributed by the Company in May 2009 corresponding to the business year 2008, was considered taxable, and the total tax retention rate was approximately 22%.

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADR outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADRs will not be subject to any Chilean taxes.

The tax basis of the shares received in exchange for ADRs (repatriation) will be the acquisition value of the shares. The shares exchanged for ADRs are valued at the highest price at which they trade on the Chilean Stock Exchange on the date of the exchange or on either of the two business days preceding the exchange.  Consequently, the conversion of ADRs into the shares and the immediate sale of such shares at a price equal to or less than the highest price for Series A shares or Series B shares on the Chilean Stock Exchange on such dates will not generate a gain subject to Chilean taxation.

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADRs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADRs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law.  The amount of the First Category Tax may be credited against the amount of the Withholding Tax.  In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax.  Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local exchange, in other authorized stock exchanges, or within the process of a public tender of common shares governed by the Chilean Securities Market Act.  The common shares must also have been acquired either on a stock exchange, within the referred process of a public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds.  Common shares are considered to have a high presence in the stock exchange when they: a) are registered in the Securities Registry b) are registered in a Chilean Stock Exchange, c) have an adjusted presence equal  to or above 25%.

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

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADRs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of the shares by a foreign holder.  No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADRs or shares.

Withholding Tax Certificates

Upon request, the Company will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax consequences to beneficial owners arising from the acquisition, ownership and disposition of the Series A shares and the Series B shares, together the "shares" and the ADRs.  The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the "Code", the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADRs will be identical to the tax treatment of the underlying shares.

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares or ADRs that is, for U.S. federal income tax purposes, (a) an individual who is a United States citizen or resident, (b) a corporation or partnership created or organized under the laws of the United States or any political subdivision thereof, (c) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (d) a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(A) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

The term "Non-U.S. Holder" means, for purposes of this discussion, a beneficial owner of shares or ADRs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADRs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to its consequences.

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADRs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the United States dollar. The summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, banks, U.S. Holders who are subject to the alternative minimum tax, or U.S. Holders and Non-U.S. Holders who are broker-dealers in securities, who hold the shares or ADRs as a hedge against currency risks, as a position in a "straddle" for tax purposes, or as part of a conversion or other integrated transaction, or who own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company's capital stock entitled to vote or 10% or more of the value of the outstanding capital stock of the Company.

No reciprocal tax treaties exist between the Republic of Chile and the United States.

The discussion below does not address the effect of any United States state, local, estate or gift tax law or foreign tax law on a U.S. Holder or Non-U.S. Holder of the shares or ADRs.  U.S. HOLDERS AND NON-U.S. HOLDERS OF SHARES OR ADRs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE CONSEQUENCES UNDER ANY SUCH LAW OF INVESTING IN THE SHARES OR ADRs.

For purposes of applying U.S. federal income tax law, any beneficial owner of an ADR generally will be treated as the owner of the underlying shares represented thereby.

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

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Considerations”.  The gross amount of a distribution with respect to shares or ADRs generally will be treated as a taxable dividend to the extent of the Company's current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles.  A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADRs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company's current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the shares or ADRs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADRs.  U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADRs.  For example, if the gross amount of a distribution with respect to the shares or ADRs exceeds the Company's current and accumulated earnings and profits by US$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder's tax basis in the shares or ADRs equals or exceeds US$10.00.  The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles.  Accordingly, U.S. Holders should assume that any cash distribution made by us will be treated as a dividend for U.S. federal income tax purposes.

If a dividend distribution is paid in Chilean pesos, the amount includable in income will generally be the U.S. dollar value, on the date of receipt by the U.S. Holder in the case of the shares or by the depositary in the case of the ADRs, of the peso amount distributed, regardless of whether the payment is actually converted into U.S. dollars.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.  Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includable in the income of the U.S. Holder to the date the pesos are converted into U.S. dollars will be treated as ordinary income or loss.

A dividend distribution will be treated as foreign source income and will generally be classified as "passive category income" or in the case of certain U.S. Holders “general category income" for U.S. foreign tax credit purposes.  If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities.  As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income.  A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments.  The rules relating to the determination of the U.S. foreign tax credit are complex, and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder's particular circumstances.  U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADRs.

Subject to the discussion below under “Information Reporting and Backup Withholding”, if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADRs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADRs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted basis in such shares or ADRs.  Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder's tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes.  Subject to the discussion below under “Passive Foreign Investment Company Considerations”, gain or loss upon the sale of the shares or ADRs will be capital gain or loss if the shares or ADRs are capital assets in the hands of the U.S. Holder.  Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates.  Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation.  Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADRs will be U.S.-source income.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.  Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S.-source, a U.S. Holder might not be able to use the credit otherwise available.  U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a share or ADR.

Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder of ADRs or shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADRs or shares unless, in general (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.  Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from the sale of stock (including gains from the sale of stock of certain subsidiaries), partnership interests, securities or commodities.

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2008.  The Company’s status in future years will depend on its assets and activities in those years.  If the Company were a PFIC, a U.S. Holder of shares or ADRs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADRs).

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADRs and the proceeds of sale or other disposition of the shares or ADRs within the United States by certain non-corporate holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding at a rate of 28% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by United States law and applicable regulations.  U.S. information reporting and backup withholding of U.S. federal income tax at a rate of 28% may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder's federal income tax liability upon furnishing the required information to the IRS.

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

Interest Rate Risk.  As of December 31, 2008, we had approximately 55% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition. We also maintain the majority of our short-term financial debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

	Expected Maturity Date
On Balance Sheet Financial Instruments	2009	2010	2011	2012	2013 and thereafter	Total	Fair Value
(in thousands of U.S. dollars)

Fixed Rate (US$)	22,775	22,471	22,167	21,875	345,571	434,858	369,094
200m US$ bond – Avg. Int. rate: 6.125%	12,250	12,250	12,250	12,250	242,875	291,875	251,864
CCS US$ bond- Avg. Int. rate: 5.84% (1)	10,525	10,221	9,917	9,625	102,696	142,983	117,230

Variable Rate (US$)	5,170	153,613	81,567	-	-	240,350	232,567
100m US$ loan – Avg. Projected Int.: 2.08%	1,861	100,527	-	-	-	102,387	100,689
80m US$ loan – Avg. Projected Int.:2.13% 50m US$ loan – Avg. Projected Int.: 2.97%	1,698 1,611	1,712 51,274	81,567 -	- -	- -	84,977 52,985	80,371 51,507

Total	27,944	176,084	103,734	21,875	345,571	675,209	601,662

(1)	UF-bond fully hedged, under Chilean GAAP, to US$ with a Cross Currency Swap (CCS). Cash flows expressed in their nominal currency are presented below:

	Expected Maturity Date
	2009	2010	2011	2012	2013 and thereafter	Total	Fair Value
3M UF Bond – Int. rate 4.00%
SQM pays bond holders (UF)	255,456	249,515	243,574	237,633	2,703,032	3,698,210	3,032,610
Cross Currency Swap
CCS UF Int. rate 4.00% - Santander pays SQM	-255,456	-249,515	-243,574	-237,633	-2,703,032	-3,698,210	-3,032,610
CCS US$ Int. rate 5.84% - SQM pays Santander	10,525	10,221	9,917	9,625	102,696	142,983	117,230
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

As of December 31, 2008 and 2007 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2008	2007
	Th US$	Th US$
Chilean pesos	(104,605)	36,975
Brazilian real	(1,367)	(1,281)
Euro	64,627	31,730
Japanese yen	1,033	692
Mexican pesos	2,188	(2,900)
South African rand	11,584	8,346
Dirhams	15,353	10,012
Other currencies	14,971	8,584

Total, net	3,784	92,158

As of December 31, 2008, we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately 30 million euros (US$41.91 million), and 15 million South African Rands (US$1.57 million), as well as forward exchange contracts to sell Chilean pesos and buy U.S. dollars for approximately 26,730.9 million Chilean pesos (US$42 million).

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2008. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008. This attestation report appears on pages F-2 and F-3 under Item 18 Financial Statements.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

	Year ended December 31,
	2008	2007
Audit fees	773.1	1,061.6
Audit-related fees	-	41.2
Tax fees	26.68	78.1
Other fees	73.13	114.3
Total fees	872.91	1,295.2

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, please see "Item 6. Directors, Senior Management and Employees-C. Board Practices".

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2008	F-2

Consolidated Financial Statements:

Audited Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4

Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2008, 2007 and 2006	F-6

Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2008, 2007 and 2006	F-7

Notes to the Audited Consolidated Financial Statements	F-9

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

Date: June 30, 2009

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2008 and 2007
and for each of the three years in the period ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2008	F-2

Consolidated Financial Statements:
Audited Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2008	F-6
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2008	F-7
Notes to the Audited Consolidated Financial Statements	F-9

US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
ThEuro	-	Thousands of Euros
UF	-
or Unidad de Fomento. The UF is an inflation-indexed, Chilean peso-denominated monetary unit.  The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 30 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009, except for internal control over financial reporting related to Notes 29 and 30 of the 2008 consolidated financial statements as to which the date is June 19, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 24, 2009
(Except for Notes 29 and 30 for which the date is June 19, 2009)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited Sociedad Química y Minera de Chile S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sociedad Química y Minera de Chile S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 24, 2009, except as to Notes 29 and 30 as to which the date is June 19, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 24, 2009
(Except for internal control over financial reporting related to Notes 29 and 30 of the 2008 consolidated financial statements as to which the date is June 19, 2009)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

		As of December 31,
ASSETS	Note	2008	2007
		ThUS$	ThUS$
Current assets
Cash and cash equivalents		303,799	164,212
Time deposits		20,121	-
Trade accounts receivable, net	4	328,041	249,718
Other accounts receivable, net	4	6,743	6,249
Accounts receivable from related companies	5	51,027	35,767
Inventories, net	6	540,727	387,768
Recoverable taxes		37,081	31,322
Prepaid expenses		5,490	4,197
Deferred income taxes	14	34,802	-
Other current assets		11,583	24,721
Total current assets		1,339,414	903,954

Property, plant and equipment, net	7	1,119,920	983,449

Other Assets
Investments in related companies	8	36,951	23,935
Goodwill, net	9	31,901	34,236
Negative goodwill, net	9	(1,279)	(1,291)
Intangible assets, net		3,115	3,814
Long-term accounts receivable, net	4	767	604
Long-term accounts receivable from related companies	5	2,000	2,000
Other long-term assets	10	34,426	35,618
Total other assets		107,881	98,916
Total assets		2,567,215	1,986,319

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

		As of December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2008	2007
		ThUS$	ThUS$
Current liabilities
Short-term bank debt	11	133,355	1,807
Current portion of long-term bank debt	11	451	801
Current portion of bonds payable	12	7,929	8,868
Dividends payable		656	531
Accounts payable		109,763	103,922
Notes and accounts payable to related companies	5	178	1,987
Accrued liabilities	13	30,414	22,314
Withholdings		32,252	22,931
Income taxes		89,186	9,514
Deferred income	27	31,722	10,858
Deferred income taxes	14	-	6,214
Other current liabilities		10,000	2,675
Total current liabilities		445,906	192,422

Long-term liabilities
Long-term bank debt	11	230,000	180,000
Bonds payable	12	285,940	306,651
Deferred income taxes	14	57,485	55,409
Long-term accrued liabilities	15	37,310	22,671
Other long-term liabilities		397	731
Total long-term liabilities		611,132	565,462

Minority interest	16	47,069	45,999

Commitments and contingencies	23	-	-

Shareholders' equity
Paid-in capital	17	477,386	477,386
Other reserves	17	159,721	163,442
Retained earnings	17	826,001	541,608
Total Shareholders' equity		1,463,108	1,182,436
Total Liabilities and Shareholders' equity		2,567,215	1,986,319

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Income
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31,
	Note	2008	2007	2006
		ThUS$	ThUS$	ThUS$
Operating income

Sales		1,774,119	1,187,527	1,042,886
Cost of sales		(1,056,254)	(857,765)	(753,336)
Gross margin		717,865	329,762	289,550
Selling and administrative expenses		(85,709)	(70,273)	(69,662)
Operating income		632,156	259,489	219,888

Non-operating income and expense

Non-operating income	19	40,590	25,948	19,293
Non-operating expenses	19	(59,896)	(53,032)	(55,341)
Non-operating loss		(19,306)	(27,084)	(36,048)

Income before income taxes, minority interest and amortization of negative goodwill		612,850	232,405	183,840

Income tax expense	14	(107,951)	(48,592)	(37,916)

Income before minority interest and amortization of negative goodwill		504,899	183,813	145,924

Minority interest	16	(3,492)	(3,792)	(4,715)

Income before amortization of negative goodwill		501,407	180,021	141,209

Amortization of negative goodwill	9	-	-	68

Net income for the year		501,407	180,021	141,277

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31
	Note	2008	2007	2006
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income		501,407	180,021	141,277
Charges (credits) to income not representing cash flows:
Depreciation expense	7	110,575	97,826	90,354
Amortization of intangible assets		698	712	915
Write-offs and accruals		44,710	34,063	16,512
Equity participation in net income of unconsolidated investees		(14,358)	(3,643)	(2,314)
Equity participation in net losses of unconsolidated investees		-	77	362
Amortization of goodwill	9	2,215	2,252	2,229
Amortization of negative goodwill	9	-	-	(68)
Loss (gain) on sales of assets		(2,793)	87	(809)
Gains on sale of investment		(1,387)	(1,316)	(732)
Other credits to income not representing cash flows	22	(4,979)	(1,745)	(2,762)
Other charges to income not representing cash flows	22	205,986	108,075	82,333
Foreign currency exchange and price-level restatement, net		15,897	(2,212)	2,263
Net changes in operating assets and liabilities:
Accounts receivable		(184,713)	(25,830)	(240)
Inventories		(193,469)	(34,983)	(46,730)
Other assets		1,976	(6,437)	7,917
Accounts payable		61,156	(4,000)	(23,359)
Interest payable		1,729	582	2,968
Net income taxes payable		(42,073)	(23,541)	(49,515)
Other accounts payable		(15,147)	(2,760)	(10,840)
VAT and taxes payable		(33,608)	(9,726)	6,724
Minority interest	16	3,492	3,792	4,715
Net cash provided by operating activities		457,314	311,294	221,200
Cash flows from financing activities
Proceeds from bank loans		280,000	-	259,257
Proceeds from issuance of bonds		-	-	299,833
Payments of dividends		(212,831)	(94,910)	(74,566)
Repayment of bank loans		(100,000)	(57,089)	(406,282)
Payment of bonds		(5,573)	(5,131)	-
Payment of expenses for the issuance and placement of bonds payable		-	-	(6,629)
Net cash provided by (used in) financing activities		(38,404)	(157,130)	71,613
Cash flows from investing activities
Sales of property, plant and equipment		25,969	2,498	10,289
Sales of investments in related companies		1,688	1,478	5,790
Other investing income		721	399	500
Additions to property, plant and equipment		(275,893)	(165,640)	(175,788)
Capitalized interest		(10,723)	(12,388)	(10,948)
Purchase of permanent investments, net of cash acquired of ThUS$ 24,311		-	-	(88,885)
Time deposits		(20,121)	-	-
Other disbursements		(448)	(513)	(504)
Net cash used in investing activities		(278,807)	(174,166)	(259,546)
Effect of inflation on cash and cash equivalents		(516)	271	2,720
Net change in cash and cash equivalents		139,587	(19,731)	35,987
Beginning balance of cash and cash equivalents		164,212	183,943	147,956
Ending balance of cash and cash equivalents	2e)	303,799	164,212	183,943

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

	For the years ended December 31
	2008	2007	2006
	ThUS$	ThUS$	ThUS$
Supplemental cash flow information:
Interest paid	26,975	33,441	37,884
Income taxes paid	62,766	43,666	49,515
Capital lease obligation	268	315	274

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”, “SQM S.A.” or “SQM”) was registered with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros - “SVS”) on March 18, 1983. The Company is regulated by the SVS as well as by the United States Securities and Exchange Commission (“SEC”) since issuance of American Depositary Receipts (“ADRs”) in December 1995.

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

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in US dollars in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP do not conform with generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”).

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. and all majority-owned subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). All significant inter-company transactions and balances have been eliminated in the consolidation.

The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

The majority-owned subsidiaries of SQM S.A. as of December 31, 2008, 2007 and 2006 are as follows:

	Direct or indirect ownership
	2008	2007	2006
	%	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00	100.00
Soquimich SRL (Argentina)	100.00	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00	100.00
North American Trading Company (USA)	100.00	100.00	100.00
SQM Perú S.A.	100.00	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00	100.00
SQM Ecuador S.A.	100.00	100.00	100.00
Cape Fear Bulk LLC (USA)	-	-	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00	100.00
SQM Brasil Ltda.	100.00	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00	100.00
SQM Japan K.K.	100.00	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00	100.00
SQM France S.A.	100.00	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00	100.00
SQM Indonesia	80.00	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	-	100.00	100.00
SQM Venezuela S.A.	100.00	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00	100.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00	100.00
SQM Nitratos México S.A. de C.V. (Mexico)	51.00	51.00	51.00
Fertilizantes Naturales S.A. (Spain)	66.67	66.67	66.67
Iodine Minera B.V. (Holland) Fertilizantes Naturales S.A. (Spain) (1)	100.00	100.00	100.00
PTM SQM Iberia S.A. (Spain)	-	-	100.00
SQM Dubai – Fzco (United Arab Emirates).	100.00	100.00	100.00

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indiret ownership
	2008	2007	2006
	%	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64	60.64
Isapre Norte Grande Limitada	100.00	100.00	100.00
Almacenes y Depósitos Limitada	100.00	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00	51.00
SQM Nitratos S.A.	100.00	100.00	100.00
Proinsa Limitada	60.58	60.58	60.58
SQM Potasio S.A.	100.00	100.00	100.00
SQMC International Limitada	60.64	60.64	60.64
SQM Salar S.A.	100.00	100.00	100.00
SQM Industrial S.A	100.00	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00	100.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00	100.00
Comercial Hydro S.A.	60.64	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

b)	Periods presented

These consolidated financial statements have been prepared as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

c)	Reporting currency and price-level restatement

The consolidated financial statements of the Company are prepared in US dollars since a significant portion of the Company’s operations are transacted in that currency. The US dollar is considered the currency of the primary economic environment in which the Company operates.

Under Chilean GAAP, the Parent Company and those subsidiaries which maintain their accounting records in US dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation in Chile.

In accordance with Chilean GAAP the financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (8.9% and 7.4% in 2008 and 2007, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-US dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Values for the UF are as follows (US dollar per UF):

US$

December 31, 2006	34.44
December 31, 2007	39.49
December 31, 2008	33.71

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to US dollars at the observed exchange rates determined by the Central Bank of Chile as of each year-end. The observed exchange rates of Chilean pesos were Ch$ 636.45 per US$1 at December 31, 2008 and Ch$ 496.89 per US$1 at December 31, 2007.

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

For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-
Balance sheet accounts are translated to US dollars at the year-end exchange rate without eliminating the effects of price-level restatement. The assets and liabilities were translated into US dollars at the exchange rates as of the respective balance sheet dates of Ch$ 636.45  and Ch$ 496.89  per US$ 1 as of December 31, 2008 and 2007, respectively.

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

Foreign exchange differences for the years ended December 31, 2008, 2007 and 2006 generated net gains (losses) of ThUS$ (15,897) , ThUS$ 2,212 and ThUS$ (2,263) respectively, which have been recorded in the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at December 31, as follows:

	As of December 31,
	2008	2007	2006
	US$	US$	US$
Brazilian Real	2.34	1.77	2.14
New Peruvian Sol	3.14	2.99	3.19
Argentine Peso	3.47	3.15	3.06
Japanese Yen	91.03	114.15	119.11
Euro	0.72	0.68	0.76
Mexican Peso	13.77	10.90	10.88
Australian Dollar	1.45	1.15	1.27
Pound Sterling	0.67	0.49	0.51
Ecuadorian Sucre	1.00	1.00	1.00
South African Rand	9.28	6.81	6.99

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

	As of December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Cash	21,618	18,236	20,915
Time deposits	116,492	85,523	32,707
Mutual funds	165,689	60,453	130,321
Total	303,799	164,212	183,943

f)	Time deposits

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, as applicable.

g)	Allowance for doubtful accounts

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

Maintenance costs are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state.  The property rights are usually obtained without initial cost (other than minor filing fees) and once obtained, are retained by the Company as long as the annual fees are paid.  Such fees, which are paid annually in March, are recorded as prepaid expenses and are amortized on a straight-line basis over the following twelve months. Values attributable to mining concessions acquired from parties other than the Chilean state are recorded at acquisition cost in property, plant and equipment.

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

Investments in which the Company has less than 20% participation, and the capacity to exert significant influence over the investment, because SQM has appointed a member of its Board of Directors, have been recorded using the equity method.

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

Both goodwill and negative goodwill are amortized based on the estimated period of investment return, which is generally 20 and 10 years for goodwill and negative goodwill, respectively. Negative goodwill recognized on the acquisition of Minera Nueva Victoria S.A. in 2006 relates to the mining concessions held by this company. This negative goodwill will be amortized in the same period as the underlying concessions once the Company starts to extract minerals from the Minera Nueva Victoria’s deposits.

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

The cost of employee vacations is recognized in the consolidated financial statements on an accrual basis.

q)	Reverse repurchase agreements

These operations are registered in Other current assets at the amount of the purchase. Interest is recognized on an accrual basis in accordance with SVS Circular No. 768.

r)	Dividends

Dividends are generally declared in US dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are generally recorded at fair value with net gains or losses recognized in results.

t)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered to the customers according to the terms of the contracts. Sales invoices issued for goods not delivered to the customers prior to balance sheet date are recorded in deferred income.

Income from sales by installments is determined discounting the cash nominal value, using the interest rate implicit for this type of sale.  In this manner, interest not accrued at financial statement closing date is presented as a decrease in the value of the respective documents and as it accrues during the course of time, it recognized as interest income

u)	Computer software

Cost related to computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1819 issued by the SVS, computer systems acquired by the Company are recorded at cost and amortized over their estimated useful lives.

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

Bonds are stated at the principal amount plus interest accrued.  The difference between the carrying value and the placement value is capitalized and amortized over the period up to maturity of the bonds. Expenses incurred in the issuance and placement of the bonds as well as discounts and premiums are deferred and amortized using the straight-line method over the period of the bond. The deferred expenses are classified to Other long-term assets, while a portion to be amortized within one year is presented within Other current assets. The amortization charge is presented as interest expense.

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

z)         Employee Benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered recognized on an accrual basis.

Note 3 - Changes in Accounting

Beginning January 1, 2008, the Company recognized the change in the functional currency (from Chilean pesos to US dollars) in which the consolidated subsidiary Soquimich Comercial S.A. was controlled for the purpose of reflecting the currency which represents better underlying transactions in the subsidiary and the control of the value of the investment by its Parent Company.

During the period ended December 31, 2008, there were no other changes in the application of Chilean GAAP compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 - Short-Term and Long-Term Accounts Receivable

a)	Short-term and long-term accounts receivable and other accounts receivable as of December 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		And 1 year		Short-term (net)
	2008	2007	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term receivables
Trade accounts receivable	190,398	143,503	88,698	52,444	279,096	195,947
Allowance for doubtful accounts					(8,935)	(6,203)
Notes receivable	43,060	43,784	17,773	19,459	60,833	63,243
Allowance for doubtful accounts					(2,953)	(3,269)
Total trade accounts receivable and notes receivable, net					328,041	249,718

Other accounts receivable	7,822	7,355	312	71	8,134	7,426
Allowance for doubtful accounts					(1,391)	(1,177)
Other accounts receivable, net					6,743	6,249

Long-term receivables					767	604

b)	Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

At January 1,	10,649	11,793	11,912
Charged to expenses	4,700	466	1,598
Deductions (release)	(1,042)	(2,235)	(542)
Exchange rate differences	(855)	512	(177)
Business disposals and other	(173)	113	(998)
At December 31,	13,279	10,649	11,793

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 - Short-Term and Long-Term Accounts Receivable (continued)

c)	Consolidated short-term and long-term receivables by geographic location of customer are as follows:

	Chile		Europe		Asia and Oceania and Other		North America, Mexico and Canada		Latin America and the Caribbean		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	48,848	69,421	84,375	66,599	23,602	9,832	37,683	28,296	75,653	15,596	270,161	189,744
% of total	18.08%	36.59%	31.23%	35.10%	8.74%	5.18%	13.95%	14.91%	28.00%	8.22%	100.00%	100.00%

Net short-term notes receivable
Balance	56,174	53,713	-	429	-	490	-	392	1,706	4,950	57,880	59,974
% of total	97.05%	89.56%	-	0.72%	-	0.82%	-	0.65%	2.95%	8.25%	100.00%	100.00%

Net short-term other accounts receivable
Balance	2,627	3,376	262	1,609	149	159	3,534	457	171	648	6,743	6,249
% of total	38.96%	54.03%	3,89%	25.75%	2.21%	2.54%	52.41%	7.31%	2.53%	10.37%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	107,649	126,510	84,637	68,637	23,751	10,481	41,217	29,145	77,530	21,194	334,784	255,967
% of total	32.15%	49.42%	25.28%	26.82%	7.09%	4.09%	12.32%	11.39%	23.16%	8.28%	100.00%	100.00%

Long-term accounts receivable, net
Balance	767	604	-	-	-	-	-	-	-	-	767	604
% of total	100.00%	100.00%	-	-	-	-	-	-	-	-	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	108,416	127,114	84,637	68,637	23,751	10,481	41,217	29,145	77,530	21,194	335,551	256,571
% of total	32.31%	49.54%	25.22%	26.75%	7.08%	4.09%	12.28%	11.36%	23.11%	8.26%	100.00%	100.00%

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

On April 21, 2008, Inversiones SQ S.A. and SQH S.A. the entities which indirectly hold significant interest in the Company have acquired from Yara Netherland B.V. remaining 49% of shares of Inversiones SQYA S.A., which they did not posses prior to that transaction. Effective since that date Yara Group entities do not hold any interest in the Company and as such they are not related parties.

a)	Amounts included in balances with related parties as of December 31, 2008 and 2007 are as follows:

	Short-term		Long-term
	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$
Accounts receivable
Doktor Tarsa	13,641	4,349	-	-
Nutrisi Holding N.V.	1,702	1,800	-	-
Ajay Europe S.A.R.L.	4,061	6,838	-	-
Ajay North America LLC	2,520	2,706	-	-
Abu Dhabi Fertilizer Ind. WLL	6,579	3,622	2,000	2,000
NU3 B.V.	772	720	-	-
Sales de Magnesio Ltda.	143	103	-	-
SQM Agro India	595	363	-	-
Misr Specialty Fertilizers	632	616	-	-
Sociedad de Inversiones Pampa Calichera S.A.	8	8	-	-
Inversiones PCS Chile S.A.	-	17	-	-
Kowa Company Ltd.	18,170	14,465	-	-
SQM East Med Turkey	1,075	160	-	-
NU3 N.V.	1,129	-	-	-
Total	51,027	35,767	2,000	2,000

	Short-term
	2008	2007
	ThUS$	ThUS$
Accounts payable
NU3 N.V	-	1,877
SQM Thailand Co. Ltd.	178	110
Total.	178	1,987

There were no outstanding long-term accounts payable with related parties as of December 31, 2008 and 2007.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 - Balances and Transactions with Related Parties (continued)

b)	During the years ended December 31, 2008, 2007 and 2006 principal commercial transactions with related parties were as follows (1):

			Amount of			Impact in income
			Transaction			(charge) credit
Company	Relationship	Type of Transaction	2008	2007	2006	2008	2007	2006
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V.	Investee	Sales of products	18,166	6,545	6,079	5,716	2,026	2,008
Doktor Tarsa Tarim Sanayi AS	Investee	Sales of products	15,590	7,577	8,868	6,492	2,159	2,409
Abu Dhabi Fertilizer WLL	Investee	Sales of products	9,302	2,849	3,551	5,434	1,123	992
		Financial income	127	117	-	127	117	-
Impronta SRL	Investee	Sales of products	-	-	4,887	-	-	1,566
Ajay Europe S.A.R.L.	Investee	Sales of products	19,561	24,965	16,931	2,667	9,250	6,424
		Financial income	10	10	-	10	10	-
		Dividends	118	-	-	-	-	-
NU3 B.V.	Investee	Sales of products	14,384	9,025	7,212	2,425	2,791	2,488
		Services	109	-	-	109	-	-
SQM Agro India PVT LTD	Investee	Sales of products	598	-	-	210	-	-
Ajay North America LLC	Investee	Sales of products	28,676	17,281	16,215	9,970	8,060	7,605
		Dividends	760	-	-	-	-	-
Kowa Company Ltd.(Japan)	Shareholder	Sales of products	100,633	84,701	8,019	41,066	50,770	3,671
Misr Specialty	Investee	Sales of products	733	-	-	320	-	-
		Financial income	8	-	-	8	-	-
Nutrisi	Investee	Financial income	104	-	-	104	-	-
Sales de Magnesio Ltda.	Investee	Sales of products	920	-	-	334	-	-
		Dividends	491	-	-	-	-	-
SQM Eastmed Turkey	Investee	Sales of products	397	-	-	240	-	-
SQM Thailand Co. Ltd.	Investee	Sales of products	83	-	-	69	-	-

(1)	Transactions with related parties involving acquisitions and disposals of participations in other entities are discussed in Note 8.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 6 - Inventories

Net inventories as of December 31, 2008 and 2007 are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Finished products	320,489	218,073
Work in process	188,069	145,209
Supplies	32,169	24,486
Total	540,727	387,768

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$
Land
Land	80,529	82,727
Mining concessions	30,086	30,086
Subtotal	110,615	112,813

Buildings and Infrastructure
Buildings	176,136	163,412
Installations	311,147	240,965
Ponds	198,163	189,682
Railroad	36,411	23,166
Construction-in-progress	181,730	165,648
Other	73,958	58,954
Subtotal	977,545	841,827

Machinery and Equipment
Machinery	602,490	556,466
Equipment	149,907	131,898
Project-in-progress	30,682	23,060
Other	41,030	19,729
Subtotal	824,109	731,153

Other Fixed Assets
Tools	10,808	9,390
Furniture and office equipment	16,009	15,100
Project-in-progress	22,345	11,275
Other	12,673	14,264
Subtotal	61,835	50,029

Amounts related to technical appraisal
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
Subtotal	61,379	61,379

Total property, plant and equipment (cost)	2,035,483	1,797,201

Less: Accumulated depreciation
Buildings and infrastructure	(391,487)	(339,623)
Machinery and equipment	(449,558)	(404,573)
Other fixed assets	(35,264)	(31,441)
Technical appraisal	(39,254)	(38,115)
Total accumulated depreciation	(915,563)	(813,752)

Net property, plant and equipment	1,119,920	983,449

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 - Property, Plant and Equipment (continued)

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was as follows:

	For the year ended December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Buildings and infrastructure	(53,152)	(44,135)	(41,259)
Machinery and equipment	(53,104)	(46,210)	(43,290)
Other property, plant and equipment	(3,180)	(6,342)	(4,328)
Technical appraisal	(1,139)	(1,139)	(1,477)
Total depreciation	(110,575)	(97,826)	(90,354)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(552)	(521)
Total assets in leasing	1,436	1,467

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

b)       Significant events and transactions involving related parties and investments in the years 2006-2008

•
On April 24, 2008, the Mexican subsidiary Agricolima S.A. de C.V. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort. The Company recorded a gain on sale of this investment of ThUS$ 1,387.

•
On December 7, 2007, SQM North America Corp. sold to Nautilus International Holding Corporation all the rights which SQM North America Corp had in Cape Fear Bulk LLC. for ThUS$ 1,478, recording a gain from the sale of the investments of ThUS$ 1,316.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)       Significant events and transactions involving related parties and investments in the years 2006-2008 (continued)

•	On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

•
On October 27, 2006, SQM Comercial de México S.A. de C.V. and SQM Industrial S.A. sold all the shares (100%) they had in Fertilizantes Olmeca y SQM S.A. de C.V. to Yara Nederland B.V. and Yara Holdings Netherlands B.V. (both being part of Yara Group, party related to SQM prior to the transaction mentioned in Note 5) for a sum of ThUS$ 4,888. The sale generated gain of ThUS$ 1,040.

•
On September 14, 2006, Soquimich European Holding B.V. (SEH) sold to Yara Italia SPA (being part of Yara Group) its entire participation (50% of rights) in Impronta SRL for a sum of ThUS$ 902. The transaction generated loss of ThUS$ 308.

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
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

b)       Significant events and transactions involving related parties and investments in the years 2005-2007 (continued)

The Company accounted for the investment applying the purchase method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and rules established in Circular No. 1697 issued by the SVS. Accordingly the Company recorded acquired assets and assumed liabilities at their fair values. The transactions generated negative goodwill of ThUS$ 1,291 related to Chilean entities acquired and goodwill amounting to ThUS$ 11,373 related to acquisition of operations in Netherlands. Goodwill is amortized over a period of 20 years, while negative goodwill is going to be amortized over the estimated period of returns generated by mining concessions acquired since the moment in which the Company will begin exploitation of the respective mineral reserves.

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
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - Investments in Related Companies (continued)

d)       Detail of investments in related companies

						Equity of							Equity participation
Company		Currency	Ownership interest as of December 31,			investment as of December 31,		Net income (loss) for the year ended			Carrying value as of December 31,		in net income (loss) for the year December 31,
		of origin	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007	2008	2007	2006
			%	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Ajay North America LLC	USA	US$	49.00	49.00	49.00	12,482	11,966	2,067	1,284	291	4,892	4,657	1,013	629	142
Nutrisi Holding N.V.	Belgium	Euros	50.00	50.00	50.00	14,494	10,429	4,634	1,163	846	6,823	5,092	2,017	581	425
Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	50.00	50.00	50.00	22,424	8,472	12,669	2,027	1,291	11,212	4,236	6,335	1,014	645
Ajay Europe S.A.R.L.	France	Euros	50.00	50.00	50.00	10,033	9,467	1,625	1,474	993	4,282	3,703	813	737	497
Misr Specialty Fertilizers	Egypt	US$	47.49	47.49	47.49	4,733	4,529	622	(140)	(446)	2,247	2,151	295	(67)	(212)
Abu Dhabi Fertilizer Industries WLL	UAE	US$	50.00	50.00	50.00	10,555	4,713	5,842	794	366	5,277	2,356	2,921	397	183
Impronta SRL	Italia	Euros	-	-	-		-		-	-		-	-	-	141
Sales de Magnesio Ltda.	Chile	Ch$	50.00	50.00	50.00	946	1,290	697	509	428	473	645	349	254	214
SQM Eastmed Turkey	Turkey	Euros	50.00	50.00	50.00	437	196	270	(7)	(210)	219	98	135	(4)	(105)
Asociación Garantizadora de Pensiones	Chile	Ch$	3.31	3.31	3.31	536	728	(5)	-	-	18	24	-	-	-
Charlee SQM Thailand Co. Ltd.	Thailand	US$	40.00	40.00	40.00	3,535	2,401	1,016	77	167	1,414	960	407	31	67
Agro India Ltda.	India	US$	49.00	49.00	49.00	191	27	153	(13)	(94)	94	13	75	(6)	(45)
Total											36,951	23,935	14,360	3,566	1,952

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 9 - Goodwill and Negative Goodwill

Goodwill, negative goodwill and the related amortization is summarized as follows:

a)       Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2008	2007	2006	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Potassium S.A.	145	145	144	1,157	1,302
Comercial Hydro S.A.	208	245	174	737	1,065
SQM Industrial S.A.	1,113	1,113	1,154	17,803	18,916
SQM México S.A. de C.V.	56	56	56	723	779
Comercial Caiman Internacional S.A.	23	23	23	85	108
Fertilizantes Olmeca S.A. de C.V.	-	-	56	-	-
SQM Dubai – FZCO	101	101	101	1,682	1,783
Iodine Minera B.V.	569	569	521	9,714	10,283
Total	2,215	2,252	2,229	31,901	34,236

b)       Negative Goodwill

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2008	2007	2006	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Minera Mapocho S.A.	-	-	68	-	-
Minera Nueva Victoria S.A.	-	-	-	1,279	1,291
Total	-	-	68	1,279	1,291

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 10 - Other Long-Term Assets

Other long-term assets are summarized as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$

Engine and equipment spare-parts, net	2,306	2,987
Mine development costs	24,892	23,944
Construction of Salar-Baquedano road	1,050	1,170
Deferred debt issuance costs	320	342
Cost of issuance and placement of bonds	4,278	4,864
Other	1,580	2,311
Total	34,426	35,618

Note 11 - Bank Debt

a)       Short-term bank debt is detailed as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$
Bank or financial institution
Banco de Credito e Inversiones	35,518	-
JP Morgan Chase Bank	20,317	-
BBVA Banco Bilbao Vizcaya Argentaria	40,524	180
Fortis Bank	641	685
Banco Santander	20,075	-
Banesto	390	432
HSBC Bank Chile	15,266	-
Deutsche Bank España S.A.	408	345
Caixa Penedes de España	194	131
HSBC Bank Middle East Ltd	22	34
Total	133,355	1,807

Annual average interest rate	7.16%	4.31%

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 11 - Bank Debt (continued)

b)       Long-term bank debt is detailed as follows:

	As of December 31,
	2008	2007
Bank or financial institution	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria (1)	100,204	100,433
Export Development Canada (2)	50,032	-
ING Bank (3)	80,215	-
		80,368
Total	230,451	180,801

Less: Current portion	(451)	(801)

Long-term debt	230,000	180,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.375% per annum, quarterly payment. The principal is due on March 3, 2010.
(2)	U.S. dollar denominated loan without guarantee, interest rate of Libor + 1.5% per-annum, quarterly payment. The principal is due on November 30, 2010.
(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.30% per annum, semi-annually payment. The principal is due on November 28, 2011.

c)       Maturity of the long-term bank debt is as follows:

	As of December 31,
	2008	2007
Years to maturity	ThUS$	ThUS$

Current portion	451	801
1 to 2 years	150,000	-
2 to 3 years	80,000	100,000
3 to 5 years	-	80,000
Total	230,451	180,801

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 12 - Bonds Payable

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$ 200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

During each of the years ended December 31, 2008 and 2007 the Company repaid corresponding installments of the Series C bonds of UF 150,000 each plus respective interest.

As of December 31, 2008 and 2007, the short-term portion includes ThUS$ 7,929 and ThUS$ 8,868, respectively, related to short-term principal plus accrued interest at those dates. The long-term portion includes ThUS$ 285,940 as of December 31, 2008 and ThUS$ 306,651 as of December 31, 2007, related to principal installments for Series C bonds and Single Series bonds.

Detail of the bonds payable is presented in the table below:

Number of Registration of the instrument	Series	Nominal Amount	Currency or indexation unit	Interest Rate	Matures on	Payment of interest	Repayment of principal	Balance as of Dec 31, 2008	Balance as of Dec 31, 2007
								ThUS$	ThUS$
Current portion of long-term bonds payable:
446	C	150,000	UF	4.00%	Dec 12, 2009	Semi-annual	Semi-annual	5,352	6,291
184	Single	-	ThUS$	6.125%	Oct 15, 2009	Semi-annual	Bullet	2,577	2,577
Total								7,929	8,868

Long-term bonds payable:
446	C	2,550,000	UF	4.00%	Dec 1, 2026	Semi-annual	Semi-annual	85,940	106,651
184	Single	200,000	ThUS$	6.125%	Apr 15, 2016	Semi-annual	Bullet	200,000	200,000
Total								285,940	306,651

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 13 - Accrued Liabilities

As of December 31, 2008 and 2007, current accrued liabilities are summarized as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$

Accrued royalty payments to CORFO	5,256	3,643
Provision for employee compensation and legal costs	715	925
Taxes and monthly income tax installment payments	11,659	3,496
Vacation accrual	10,518	11,919
Marketing expenses	107	107
Audit fees	477	400
Other accruals	1,682	1,824
Total	30,414	22,314

Note 14 - Current and Deferred Income Taxes

a)       Refundable dividend tax credits

At December 31, 2008 and 2007 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	As of December 31,
	2008	2007
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	813,716	381,272
Accumulated tax basis retained earnings without tax credit	132,773	56,332
Tax loss carry-forwards (1)	16,949	142,236
Credit for shareholders (2)	166,554	77,904

(1)	Tax losses in Chile can be carried forward indefinitely.
(2)	Corresponds to credit to income taxes that shareholders have in relation to distribution of dividends.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 14 - Current and Deferred Income Taxes (continued)

b)       Deferred taxes

The detail of the deferred taxes as of December 31, 2008 and 2007 that represented a net liability of ThUS$ 22,683 and ThUS$ 61,623, respectively, are presented in the following tables:

As of December 31, 2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,029	897	-	-
Vacation accrual	1,734	-	-	-
Unrealized gain on sale of products	76,633	-	-	-
Provision for obsolescence of non-current assets	-	3,940	-	-
Production expenses	-	-	29,774	-
Accelerated depreciation of PP&E	-	-	-	72,192
Exploration expenses	-	-	-	4,702
Capitalized interest	-	-	-	9,252
Staff severance indemnities	-	-	-	1,935
Fair value of fixed assets	-	3,153	-	-
Provision for employee benefits	11	2,904	-	-
Capitalized expenses	-	-	-	826
Tax loss carry-forwards	-	4,362	-	-
Accrued loss on derivatives	629	-	-	-
Accrued interest	504	-	-	-
Deferred mining activity royalty taxes	971	494	2,625	4,384
Write-downs of inventory	-	10,362	-	-
Other	6,496	1,242	-	370
Total gross deferred taxes	88,007	27,354	32,399	93,661
Total complementary accounts	-	-	-	(13,515)
Valuation allowance	(20,806)	(4,693)	-	-
Total deferred taxes	67,201	22,661	32,399	80,146
Deferred tax asset/liability, net	34,802	-	-	57,485

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 14 - Current and Deferred Income Taxes (continued)

b)       Deferred taxes (continued)

As of December 31, 2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,335	605	-	-
Vacation accrual	1,872	-	-	-
Unrealized gain on sale of products	17,521	-	-	-
Provision for obsolescence of non-current assets	-	3,779	-	-
Production expenses	-	-	20,535	-
Accelerated depreciation of PP&E	-	-	-	62,190
Exploration expenses	-	-	-	4,327
Capitalized interest	-	-	-	8,384
Staff severance indemnities	-	-	-	1,733
Fair value of fixed assets	-	2,119	-	-
Leased assets	-	-	-	12
Capitalized expenses	-	-	-	929
Tax loss carry-forwards	-	25,883	-	-
Accrued gain from swap contract	-	-	2,545	-
Deferred revenue	188	-	-	-
Provision for energy tariff difference	2,175	-	-	-
Accrued interest	233	-	-	-
Allowances for obsolete inventories	-	5,382	-	-
Other	1,215	45	140	596
Total gross deferred taxes	24,539	37,813	23,220	78,171
Total complementary accounts	-	-	-	(15,633)
Valuation allowance	(7,533)	(30,684)	-	-
Total deferred taxes	17,006	7,129	23,220	62,538
Deferred tax asset/liability, net	-	-	6,214	55,409

c)       Income tax expense is summarized as follows:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Provision for current income taxes	(147,694)	(38,218)	(24,797)
Effect of deferred tax assets and liabilities	25,134	(2,833)	(13,447)
Adjustment for tax expense (previous year)	576	132	238
Effect of amortization of complementary accounts	(2,111)	(5,508)	(4,021)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	13,230	(2,182)	4,420
Other tax charges and credits	2,914	17	(309)
Total income tax expense	(107,951)	(48,592)	(37,916)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 15 – Long-Term Accrued Liabilities

a)       Long-term accrued liabilities are composed as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$

Staff severance indemnities	22,129	20,679
Incentive bonus provision (1)	12,000	-
Closure of mining sites and environmental expenses	3,181	1,992
Total	37,310	22,671

(1) These provisions correspond to stay bonuses for the Company’s executives. The value of these bonuses is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011. In accordance with note 2 z), these benefits have been recognized on an accrual basis.

b)       Staff severance indemnities

Changes in the balance of staff severance indemnities for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Opening balance	20,679	17,472	16,415
Increases in obligation	8,332	4,190	3,253
Benefits paid	(2,227)	(2,245)	(1,546)
Foreign currency translation	(4,796)	1,336	(640)
Other changes	141	(74)	(10)
Total	22,129	20,679	17,472

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 16 - Minority Interest

Minority shareholders’ participation in the Shareholders’ equity and results of the Company’s subsidiaries as of each year-end and in each year presented is as follows:

	Participation in equity as of December 31,		Participation in (income) loss for the years ended December 31,
	2008	2007	2008	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	42,498	42,347	(2,669)	(3,886)	(3,500)
Ajay SQM Chile S.A.	4,159	3,541	(532)	166	(912)
Cape Fear Bulk LLC	-	-	-	(99)	(248)
SQM Italia S.R.L	-	-	-	-	-
SQM Nitratos México S.A. de C.V.	10	13	3	31	(84)
Fertilizantes Naturales S.A.	423	123	(300)	-	2
SQM Indonesia S.A.	(30)	(30)	13	(1)	29
SQM Potasio S.A.	9	5	(7)	(3)	(2)
Total	47,069	45,999	(3,492)	(3,792)	(4,715)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 - Shareholders’ Equity

a)	Changes in shareholders’ equity in the years ended December 31, 2008, 2007 and 2006 were as follows:

			Other		Accumulated deficit of
			accumulated		Subsidiaries in
	Number	Paid-in	comprehensive	Interim	development	Retained	Net
	of shares	capital	income	dividends	stage	earnings	income	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2006	263,196,524	477,386	157,287	-	(8,370)	280,607	113,506	1,020,416
Transfer of the 2005 net income to retained earnings	-	-	-	-	-	113,506	(113,506)	-
Transfer of the accumulated deficit from subsidiaries in development stage to retained earnings	-	-	-	-	8,370	(8,370)	-
Declared dividends 2006	-	-	-	-	-	(73,647)	-	(73,647)
Other comprehensive loss	-	-	(2,097)	-	-	-	-	(2,097)
Net income for the year	-	-	-	-	-	-	141,277	141,277
Balance as of December 31, 2006	263,196,524	477,386	155,190	-	-	312,096	141,277	1,085,949
Balance as of January 1, 2007	263,196,524	477,386	155,190	-	-	312,096	141,277	1,085,949
Transfer of the 2006 net income to retained earnings	-	-	-	-	-	141,277	(141,277)	-
Transfer of the accumulated deficit from subsidiaries in development stage to retained earnings	-	-	-	-	-	-	-	-
Declared dividends 2007	-	-	-	-	-	(91,786)	-	(91,786)
Other comprehensive income	-	-	8,252	-	-	-	-	8,252
Net income for the year	-	-	-	-	-	-	180,021	180,021
Balance as of December 31, 2007	263,196,524	477,386	163,442	-	-	361,587	180,021	1,182,436
Balance January 1,2008	263,196,524	477,386	163,442	-	-	361,587	180,021	1,182,436
Transfer of the 2007 net income to retained earnings	-	-	-	-	-	180,021	(180,021)	-
Declared dividends 2008	-	-	-	-	-	(117,014)	-	(117,014)
Other comprehensive loss	-	-	(3,721)	-	-	-	-	(3,721)
Interim dividends	-	-	-	(100,000)	-	-	-	(100,000)
Net income for the year	-	-	-	-	-	-	501,407	501,407
Balance as of December 31, 2008	263,196,524	477,386	159,721	(100,000)	-	424,594	501,407	1,463,108

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 - Shareholders’ Equity (continued)

b)       The composition of other comprehensive income (loss) and accumulated other comprehensive income is as follows:

	Other comprehensive income (loss) For the year ended December 31,			Accumulated other comprehensive income As of December 31,
Description	2008	2007	2006	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Technical appraisal	-	-	-	151,345	151,345
Changes in other comprehensive income related to investments:
Soquimich Comercial S.A. (1)	-	7,888	(871)	13,286	13,286
Comercial Hydro S.A.	(725)	-	-	(725)	-
SQMC Internacional Ltda	(35)	-	-	(35)	-
Proinsa Ltda	(26)	-	-	(26)	-
Isapre Norte Grande Limitada (1)	(1)	39	-	(45)	(44)
Inversiones Augusta S.A. (1)	-	-	-	(761)	(761)
SQM Ecuador S.A. (2)	-	-	-	(271)	(271)
Almacenes y Depósitos Limitada (1)	-	66	-	88	88
Asociación Garantizadora de Pensiones (1)	(6)	(5)	(1)	(23)	(17)
Sales de Magnesio Ltda. (1)	(101)	59	(7)	10	111
Sociedad de Servicios de Salud	-	14	-	14	14
SQM North America Corp. (3)	(2,827)	(141)	(1,218)	(4,186)	(1,359)
SQM Dubai Fzco. (1)	-	(11)	-	(11)	(11)
Ajay Europe SARL (1)	-	343	-	343	343
Other entities (1)	-	-	-	718	718
Total	(3,721)	8,252	(2,097)	159,721	163,442

(1)	Corresponds to translation adjustments and price-level restatements.
(2)	Corresponds to the translation adjustment produced by the application of a law enacted by the Ecuadorian Government
(3)	Relates to valuation differences generated in the pension plan of the subsidiary SQM North America Corp.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 18 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end.  Changes in fair value are recognized in income with the corresponding asset or liability recorded in Other current assets or liabilities.  Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2008 and 2007 the Company’s derivative instruments are as follows:

2008	Notional or
	covered			Position	(Liability)Asset	Income
Type of	amount			Purchase/Sale	amount	(loss) effect
derivative	ThUS$	Expiration	Risk type	(P/S)	ThUS$	ThUS$

US dollar fwd.	42,000	1st quarter of 2009	Exchange rate	P	(1,273)	(1,273)
Swap	113,025	4th quarter of 2026	Interest rate	P	(11,031)	(1,524)
US dollar option	8,478	1st quarter of 2009	Exchange rate	S	(843)	(843)
US dollar option	11,316	2st quarter of 2009	Exchange rate	S	(1,125)	(1,125)
US dollar option	1,617	3st quarter of 2009	Exchange rate	S	(161)	(161)
US dollar fwd.	1,489	1st quarter of 2009	Exchange rate	P	(86)	(86)
US dollar fwd.	24,154	1st quarter of 2009	Exchange rate	P	(2,390)	(2,390)
US dollar option	40,378	1st quarter of 2009	Exchange rate	P	1,225	1,225
US dollar fwd.	298	1st quarter of 2009	Exchange rate	S	(90)	(90)
US dollar fwd.	1,289	1st quarter of 2009	Exchange rate	P	357	357
US dollar fwd.	4,311	2st quarter of 2009	Exchange rate	S	(1,169)	(1,169)
US dollar fwd.	77	2st quarter of 2009	Exchange rate	P	17	17
US dollar fwd.	112	3st quarter of 2009	Exchange rate	S	(21)	(21)
US dollar option	27,818	1st quarter of 2009	Exchange rate	P	124	-
US dollar fwd.	30,000	1st quarter of 2009	Exchange rate	S	-	-
	306,362				(16,466)	(7,083)

2007 Type of derivative	Notional or covered amount	Expiration	Risk type	Position Purchase/Sale (P/S)	(Liability)Asset amount	Income (loss) effect
	ThUS$				ThUS$	ThUS$

US dollar option	13,916	1st quarter of 2008	Exchange rate	P	(130)	(130)
US dollar fwd.	4,696	1st quarter of 2008	Exchange rate	P	(1)	(1)
Swap	102,630	1st quarter of 2026	Interest rate	P	14,968	14,968
US dollar PUT	368	1st quarter of 2028	Exchange rate	P	(368)	(368)
	121,610				14,469	14,469

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 19- Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)       Non-operating income

	For the year ended December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Interest income	13,858	9,347	11,410
Equity participation in net income of unconsolidated investees	14,360	3,643	2,314
Insurance recoveries	581	275	307
Gain from sale of assets of SQM Lithium	2,342	-	-
Reversal of allowance for doubtful accounts	2,623	229	238
Sale of mining concessions	721	399	499
Sale of service	156	369	75
Sale of fixed asset, materials and spare parts	1,064	-	753
Gain on sale of investments in related companies	1,387	1,316	732
Rental of property, plant and equipment	1,092	958	1,023
Indemnities received	146	523	-
Sale of cross currency swap	-	4,000	-
Net foreign currency exchange gains and price-level restatement	-	2,212	-
Recovery of doubtful accounts	424	861	-
Payment discounts obtained from suppliers	815	458	690
Fines collected from third parties	77	192	159
Other income	944	1,166	1,093
Total	40,590	25,948	19,293

b)       Non-operating expenses
	For the year ended December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Interest expense	(19,957)	(19,949)	(27,593)
Net foreign exchange losses	(15,897)	-	(2,263)
Non-capitalized exploration project expenses and provisions for damages and liquidation of assets	(8,961)	(16,528)	(11,387)
Equity participation in net losses of unconsolidated investees	-	(77)	(362)
Amortization of goodwill	(2,215)	(2,252)	(2,229)
Work disruption expenses	(1,256)	(844)	(2,534)
Amortization of intangibles	(403)	(413)	-
Site closure provision	(1,189)	-	-
Allowance for materials, spare parts, and supplies	(4,500)	(4,925)	(2,685)
Allowance for doubtful accounts	-	-	(129)
Non-recoverable taxes	(424)	(669)	(508)
Suppliers’ compensations services	(237)	(1,575)	-
Training and donations	(2,152)	(520)	-
Provision for legal expenses and litigations	(975)	(523)	(1,010)
Expenses related to energy tariff adjustments	-	(2,066)	(2,500)
Other expenses	(1,730)	(2,691)	(2,141)
Total	(59,896)	(53,032)	(55,341)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 20 – Price-Level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) to income for the year ended December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Inventories	-	1,450	(40)
Property, plant and equipment	44	517	142
Other assets	707	558	184
Other liabilities	-	119	-
Shareholders’ equity	(602)	(7,016)	(1,734)
Subtotal price-level restatement	149	(4,372)	(1,448)
Net adjustment of assets and liabilities denominated in UF	-	(484)	141
Net price-level restatement	149	(4,856)	(1,307)

Note 21 – Assets and Liabilities Denominated in Foreign Currency

	As of December 31,
	2008	2007
Assets	ThUS$	ThUS$
Chilean pesos	105,280	198,254
US dollars	2,307,684	1,637,379
Euros	76,679	44,809
Japanese Yen	1,404	971
Brazilian Real	195	400
Mexican pesos	3,525	1,705
UF	27,586	73,354
South African Rand	12,298	9,366
Dirhams	15,744	10,942
Other currencies	16,820	9,139
Current liabilities
Chilean pesos	121,664	98,456
US dollars	295,843	63,415
Euros	12,052	13,079
Japanese Yen	77	92
Brazilian Real	1,562	1,681
Mexican pesos	934	4,605
UF	10,830	8,599
South African Rand	714	1,020
Dirhams	391	930
Other currencies	1,839	545

Long-term liabilities
Chilean pesos	18,640	20,196
US dollars	505,448	437,687
Japanese Yen	294	187
UF	86,337	107,382
Other currencies	10	10
Mexican Pesos	403	-

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 22 - Cash Flow Statement

a)       Amounts included in other credits to income not representing cash flows are as follows:

	For the year ended December 31,
	2008	2007	2006
Description	ThUS$	ThUS$	ThUS$

Adjustment of provision included in other financial income	(2,656)	(229)	(238)
Discounts obtained from suppliers	(815)	(458)	(690)
Reversal of the provision for damages caused by heavy rains	-	-	(1,000)
Other minor credits to income not representing cash flows	(1,508)	(1,058)	(834)
Total	(4,979)	(1,745)	(2,762)

b)       Amounts included in other charges to income not representing cash flows are as follows:

	For the year ended December 31,
	2008	2007	2006
Description	ThUS$	ThUS$	ThUS$

Provision for Corfo royalty payments	5,256	3,643	2,358
Deferred income taxes benefit for tax loss	(39,493)	10,174	8,500
Provision for marketing expenses	4,584	4,317	4,364
Provision for employee incentive plans	28,208	13,495	3,160
Adjustment of provision for severance indemnities	9,234	4,736	3,882
Provision for income taxes	147,694	38,218	28,204
Adjustment of provision for vacation	6,975	8,300	5,333
Non-capitalizable exploration project expense and provisions for damages and liquidation assets	13,158	8,806	11,825
Accrued expenses related to energy tariff adjustments	-	4,023	4,500
Amortization of prepaid insurance expenses	9,313	7,553	3,189
Remuneration of Board of Directors	5,000	1,820	1,800
Provision for mine closure	1,190	-	1,000
Adjustment and other expenses of inventories	3,545	-	1,297
Other charges to income not representing cash flows	11,322	2,990	2,921
Total	205,986	108,075	82,333

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – Commitments and Contingencies

a)       Material lawsuits or other legal actions of which the Company is party to

1.	Plaintiff	: Compañía de Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Marina Arnéz Valencia
	Defendant	: SQM S.A. and its insurance companies
	Date of lawsuit	: May 2006
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$ 500

5.	Plaintiff	: Angélica Allende and their sons Iván Molina and Cristóbal
Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and jointly and severally SQM Nitratos S.A. and its insurance companies
	Date of lawsuit	: May 2008
	Court	: Arbitration Court of Antofagasta
	Cause	: Work accident
	Instance	: Evidence
	Nominal amount	: ThUS$ 670

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – Commitments and Contingencies (continued)

a)       Material lawsuits or other legal actions of which the Company is party to (continued)

6.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and
its insurance companies
	Date of lawsuit	: December 2008
	Court	: 1st Civil Court of Santiago
	Cause	: Work accident
	Instance	: Response provided
	Nominal amount	: ThUS$ 550

b)       Other lawsuits

The Company and its subsidiaries are involved in various litigation in the ordinary course of business, including those described in a) above. Based on the advice of counsel, the Company concluded that there is no need to accrue any provisions as of December 31, 2008 to cover risk of losses as management believes the litigations will not result in material losses for the Company.

c)       Commitments

Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that it will pay to CORFO, for the exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent (royalty), the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and the Company began to pay the rents in 1996. For the years ended December 31, 2008 and 2007 rental payments charged to income amounted to ThUS$ 17,712 and ThUS$ 13,865, respectively.

d)       Debt covenants

Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in similar debt instruments existing in the financial markets, such as maximum indebtedness and minimum equity among others. Specifically, the loan covenants in force are the following: (i) shareholders’ equity of SQM S.A. should not be lower than ThUS$ 984,522, (ii) the net financial debt to EBITDA ratio should not be greater than 3:1, and (iii) the ratio between financial debt of operating subsidiaries and the consolidated current assets should not be greater than 0.3:1. As of December 31, 2008 the Company was in compliance with all of the debt covenants.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 24 – Guarantees

a)       Guarantees given

As of December 31, 2008 and 2007 SQM S.A., the Parent Company in the Group has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2008	2007
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,204	100,433
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,215	80,368
Export Development Canada	SQM Investment Corporation N.V.	Subsidiary	50,032	-

b)       Guarantees obtained form third parties

The main pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	1,571
Fertglobal Chile Ltda. y Bramelli	786
Tattersall S.A.	904

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 25 - Sanctions

During the years ended December 31, 2008, 2007 and 2006, the SVS did not apply sanctions to the Company, its directors or managers.

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

Disbursements made by the Company and its subsidiaries as of December 31, 2008 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 10,035 and are detailed as follows:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$
Project
Environmental department	1,022	1,040	748
Improvements in María Elena Camp – streets	435	436	296
Dust emission control	-	76	823
Light normalization	-	921	919
Environmental studies – Region I of Chile project	-	-	605
María Elena environmental studies	-	1,007	870
Normalization of lighting at FFCC yard, PV Mill	-	164	123
Equipment washing system	-	-	184
The Environment MOP/SOP 2	-	294	142
Construction of facilities for workers	168	292	279
Atacama salt deposit hydrological model	-	-	176
Environmental commitments in Region I of Chile	-	169	152
Waste pools R&R Lithium C. Plant	-	2,073	-
Salar (Salt deposit) environmental follow-up plan	-	2,272	-
Handling of household and industrial waste	736	917	25
Environmental evaluation	1,251	194	21
Elimination of PCB equipment	-	-	304
Handling of dangerous substances	579	-	-
Salar (salt deposit) environmental follow-up plan	3,045	-	-
PV environmental improvements	555	-	-
Waste pools R&R lithium plant	2,150	-	-
Others	94	325	1,175
Total	10,035	10,180	6,842

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 26 – Environmental Projects (continued)

The Company’s operations in which it uses caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at the María Elena facility exceeded the level allowed for air quality and, consequently, affected the nearby city of María Elena. These particles mainly come from the dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from the environmental authorities for a project titled “Technological Change at María Elena”. The operation of this project will facilitate the reduction of particle emissions, as required by the new environmental standard, started during the second half of 2008. The new María Elena crushing plant was finally put out of service as of July 5, 2008, with the consequent improvement in air quality, which will be able to be evaluated after three years of operation as required by the regulation for MP10

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientiﬁc studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 27 – Deferred income

As of December 31, 2008 and 2007, the amounts of the deferred income recognized on the balance sheet and related to billed deliveries of goods which were not received by customers prior to those dates amounted to ThUS$ 31,722 and ThUS$ 10,858, respectively. :

Note 28 – Significant Events

1. On March 18, 2008, the Company informed the SVS that the Board of Directors unanimously agreed at its meeting held on that date, to propose the payment of a final dividend for a sum of US$ 0.44459 per share to those shareholders of SQM who were registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Upon approval of this proposal by the shareholders at the General Ordinary Shareholders’ Meeting held on April 30, 2008, the Company effectively distributed dividend in conformity with its respective dividend policy in the equivalent of 65% of distributable net income obtained during 2007.

2. On October 28, 2008, SQM informed the SVS that at its meeting held on October 28, 2008 the Board of Directors unanimously agreed to partially modify the current “SQM’s Dividends Policy for Commercial Year 2008”, which was announced at the Annual Ordinary General Shareholders’ Meeting of SQM held on April 30, 2008.  This modification was made in order to enable SQM to distribute an interim dividend from the income for the year 2008 of US$ 0.37994 per share as of November 21, 2008, which was lower than the 30% of distributable net income for commercial year 2008 accrued as of September 30, 2008.  The interim dividend was payable to the shareholders of SQM registered in the respective registry on the fifth business day prior to November 21, 2008.

In addition it was unanimously agreed that the Board of Directors of SQM will also include or contemplate payment of a single interim dividend in the SQM’s Dividends Policy for Commercial Year 2009, which will be proposed to the Annual Ordinary General Shareholders’ Meeting to be held in April 2009.  That interim dividend will be paid in November 2009 and will not exceed 30% of distributable net income for commercial year 2009 accrued as of September 30, of the same year.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 28 – Significant Events (continued)

3. On October 30, 2008 the Company informed the SVS that at the ordinary Meeting of the Board of Directors of SQM held on October 28, 2008, the directors unanimously agreed to authorize SQM to issue and register with the SVS two series of bonds.  Both lines will be for an amount of up to UF 5,000,000, and will  have maturities within 10 years and 30 years, for the first and second series respectively.

The amounts to be obtained through those projected issuances will be used to pay and/or prepay the short-term liabilities of SQM and/or its subsidiaries and/or to finance the investments of SQM and/or its  subsidiaries.

4. On November 27, 2008 the Company informed the SVS that its subsidiary SQM Industrial S.A. (“SQI”) and Yara International ASA (“YARA”) have recently and in advance modified and renewed the term of the determined commercialization agreements agreed upon in 2001.

The original contracts should expire in 2011.  However, that renewal has extended the term of those contracts until 2016. It was also unanimously approved by the Directors of SQM present at the corresponding Board Meeting that SQI and YARA will continue their fertilizers commercialization cooperation processes in various global markets.  This will imply among other aspects that SQI will use YARA’s distribution chain in the territories in which the presence and commercialization infrastructure of YARA is greater than that of SQI and that YARA will use SQI’s distribution chain in territories where the presence and commercialization infrastructure of SQI is greater than that of YARA.  However, both companies will continue to maintain active control in the commercialization process of their own products.

Note 29 – Subsequent Events

On January 13, 2009 the Company informed the SVS that SQM has successfully placed two series of bonds in the domestic market.  The first series for UF 4,000,000 was issued for a term of 21 years, with amortization of principal starting in 2019 and at an annual interest rate of UF plus 5.05%.  The second series, for Ch$ 21 billion was issued for a term of 5 years, with a single amortization upon expiry of that term and an annual nominal interest rate of 7.5% in Chilean pesos.

The funds obtained through the issuances totaling to approx. ThUS$ 173,000, will be used by SQM to finance their investment plan and refinance certain liabilities.

On April 6, 2009, the Company informed the Superintendency of Securities and Insurance that the Board of Directors of Sociedad Química y Minera de Chile (SQM), in their meeting on April 6, 2009, unanimously agreed to propose a final dividend of US$1.23829 per share at the next Ordinary General Shareholders’ Meeting, given the Company’s net distributable income from fiscal year 2008.  However, US$0.37994 should be subtracted from each dividend for the interim dividend paid previously, leaving a dividend of US$0.85835 per share, which shall be paid and distributed to all SQM shareholders registered in the shareholders’ registry on the fifth business day before payment.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 29 – Subsequent Events (continued)

This proposal was approved by shareholders at the Ordinary General Shareholders’ Meeting held April 29, 2009, allowing payment and distribution of, in conformity with the respective dividend policy, an annual dividend equivalent to 65% of the net distributable income obtained in fiscal year 2008.

On April 28, 2009, the Board of Directors of Sociedad Química y Minera de Chile S.A. agreed to authorize signing of a Supply Agreement by which SQM Salar S.A., a subsidiary of SQM, will sell between 150 and 250 thousand tons of potassium chloride each year to PCS Sales (USA) Inc. (PCS), a subsidiary of Potash Corporation of Saskatchewan Inc., SQM’s majority shareholder, to be sold by PCS in Japan, India and China. This agreement will be in force from May 1, 2009 to May 1, 2012, and sales shall take place at fair terms and conditions similar to current market conditions at the exact moment of each sale.

On May 8, 2009, Sociedad Química y Minera de Chile S.A. placed two series of bonds on the Chilean market.  The I-series was for UF 1.5 million, maturing in 5 years, with one principal payment upon maturity and a placement rate of 3.67% per annum.  The J-series was for Ch$52 billion, maturing in 5 years, with one principal payment upon maturity and a rate set in nominal pesos of 6.14% per annum. SQM will use funds raised, of approximately US$148 million, to refinance its short and long-term liabilities and finance its investment plan.

Management is not aware of any other significant subsequent events that have occurred after December 31, 2008 and that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States.  Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The principal differences Between Chilean GAAP and US GAAP are described below together with explanations, where appropriate, of the methods used in the determination of the adjustments that affect net income, total comprehensive income and total shareholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board of the United States of America.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Deferred income taxes

On January 1, 2000 the Company began applying Technical Bulletin No. 60 (“BT 60”), and related amendments issued by the Chilean Association of Accountants concerning deferred income taxes.  These regulations require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, using the liability method.  Prior to implementation of BT 60 and related amendments, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.  In order to mitigate the effects of not recording deferred income taxes under the prior deferred income tax accounting standard, BT 60 provided for a period of transition whereby a transitional provision, a contra asset or liability (referred to as “complementary”) was recorded, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra-assets or liabilities are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

For US GAAP purposes, the Company applies SFAS 109, Accounting for Income Taxes, which requires income taxes to be recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the  assets and liabilities and determined based on enacted tax rates.

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

For the purposes of reconciling to US GAAP, the Company applies SFAS 52, Foreign Currency Translation (“SFAS 52”), which requires a functional currency translation approach. Under SFAS 52 the Company has determined that the US dollar is the functional currency of all domestic and foreign subsidiaries. Accordingly, financial statements of subsidiaries, which do not maintain their accounting records in US dollars, are remeasured into US dollars, after the elimination of price-level adjustments, if any, as follows:

(i)	Balance sheet accounts:

•	Monetary assets and liabilities are translated at the year-end exchange rate; and
•	Non-monetary assets and liabilities and shareholders' equity are translated at historical exchange rates.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

e)	Loans to employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$  116  and ThUS$ 127 at December 31, 2008 and 2007, respectively, has been treated as a reduction of shareholders' equity under paragraph I l) below.

f)	Staff severance indemnities

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

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).  SFAS 133 requires that all of a company’s derivative instruments be recorded in the balance sheet at fair value and that changes in a derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g)	Derivatives and hedging (continued)

The Company periodically uses interest rate and currency swap agreements to manage interest rate risk on its floating rate debt as well as foreign currency risk exposure. The Company entered into such contracts during 2006, and 2007 in order to hedge its risk exposure related to bonds denominated in UF. Under Chilean GAAP the swaps were designated as hedging instruments. Under US GAAP the Company did not meet the strict documentation and effectiveness testing requirements to qualify for hedge accounting. Consequently, changes in the fair value of the swap contracts were recorded in income under US GAAP. The effect of this difference on the net income and shareholders’ equity of the Company is included in paragraph I l) below.

In addition the Company entered during 2006, 2007 and 2008 into some forward contracts to hedge its exposure to fluctuations between US dollars and Chilean pesos associated with purchases of certain property, plant and equipment on the Chilean market. Under Chilean GAAP, the Company recorded this forward contract at fair value and the related unrealized losses were capitalized as additional cost of property, plant and equipment. For US GAAP purposes, the Company did not apply hedge accounting and in consequence, the unrealized loss on the forward contract has been recorded in current earnings.  The effect of this difference is included in paragraph I l) below.

h)	Business combinations and goodwill

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there are indicators of impairment. No impairment has been recognized for any of the periods presented under Chilean GAAP.

For US GAAP purposes, the Company adopted SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”), as of January 1, 2002, and did not amortize goodwill related to acquisitions made after June 30, 2001.

The Company has performed the annual impairment test required by SFAS 142, which did not result in any impairment.

The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I l) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

Negative goodwill recognized under Chilean GAAP was generated on the acquisitions of SQM Salar S.A., Minera Mapocho S.A. and Minera Nueva Victoria S.A. Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years or over the period in which related mining concessions are amortized.

Under US GAAP, prior to the adoption of SFAS 142, negative goodwill was considered as a reduction of the long-term non-monetary assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit.  The effects of reversing goodwill recorded and its related amortization, the recognition of the new basis of assets and liabilities and subsequent depreciation and writing off the remaining balance of negative goodwill are set-forth in paragraph I l) below as follows:

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	For the years ended December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Net income in accordance with Chilean GAAP	501,407	180,021	141,277

Revaluation of property, plant and equipment (paragraph a)	2,298	4,288	4,174
Deferred income taxes (paragraph b)	2,118	5,483	4,021
Translation of foreign currency financial statements (paragraph c)	5,457	9,507	(576)
Staff severance indemnities (paragraph f)	408	(1,406)	(484)
Derivatives (paragraph g)	(11,600)	(4,821)	4,432
Goodwill (paragraph h)	2,215	2,252	1,950
Negative goodwill (paragraph i)
i-1: Reversal of negative goodwill amortization	-	-	(68)
i-2: Depreciation of property, plant and equipment	113	113	113
Capitalized interest (paragraph j)	(1,278)	(91)	(91)
Minority interest (paragraph k)	(2,346)	(3,752)	172
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	2,120	1,074	(656)

Net income under US GAAP	500,912	192,668	154,264
Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	(2,827)	(141)	-
Translation adjustment	(786)	356	(24)
Total comprehensive income under US GAAP	497,299	192,883	154,240

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)	Effects of conforming to US GAAP (continued)

The adjustments required to conform shareholders' equity amounts under Chilean GAAP to US GAAP are as follows:

	As of December 31,
	2008	2007
	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,463,108	1,182,436

Revaluation of property, plant and equipment: (paragraph a)
a-1: Property, plant and equipment	(133,309)	(133,309)
a-2: Accumulated depreciation	110,029	107,731
Deferred income taxes (paragraph b)	(15,026)	(17,144)
Translation of foreign currency financial statements (paragraph c)
c-1: Property, plant and equipment	391	(3,745)
c-2: Accumulated depreciation	-	1,797
c-3: Inventory	-	(3,035)
c-4: Goodwill, net	(182)	(302)
c-5: Other assets	(103)	(103)
Minimum dividend (paragraph d)	(50,422)	(54,006)
Employer loans used to purchase shares (paragraph e)	(116)	(127)
Staff severance indemnities (paragraph f)	(6,407)	(6,816)
Derivatives (paragraph g)	(11,989)	(389)
Goodwill (paragraph h)	10,230	8,015
Negative goodwill: (paragraph i)
i-1: Property, plant and equipment	(4,435)	(4,447)
i-1: Accumulated depreciation of property, plant and equipment	2,136	2,023
i-2: Negative goodwill	4,435	4,447
i-2: Accumulated amortization of negative goodwill	(3,156)	(3,156)
Capitalized interest (paragraph j)
j-1: Property, plant and equipment	-	1,643
j-2: Amortization of capitalized interest	-	(365)
Effect of minority interest on US GAAP adjustments (paragraph k)	(310)	1,966
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	3,128	1,007
Shareholders' equity in accordance with US GAAP	1,368,002	1,084,121

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)	Effects of conforming to US GAAP, continued

The changes in the Shareholders’ equity accounts determined under US GAAP are summarized as follows:

ThUS$
Balance at January 1, 2006	923,442
Reversal of accrued minimum dividend at December 31, 2005	34,053
Distribution of final 2005 dividend	(73,647)
Accrued minimum dividend at December 31, 2006	(42,383)
Employer loans used to purchase shares	35
Other comprehensive income	(1,242)
Net income for the year	154,264
Balance at December 31, 2006	994,522
Reversal of accrued minimum dividend at December 31, 2006	42,383
Distribution of final 2006 dividend	(91,787)
Accrued minimum dividend at December 31, 2007	(54,006)
Employer loans used to purchase shares	126
Other comprehensive income	215
Net income for the year	192,668
Balance at December 31, 2007	1,084,121
Reversal of accrued minimum dividend at December 31, 2007	54,006
Distribution of final 2007 dividend	(117,014)
Distribution of 2008 interim dividend	(100,000)
Accrued minimum dividend at December 31, 2008	(50,422)
Employer loans used to purchase shares	12
Other comprehensive loss	(3,613)
Net income for the year	500,912
Balance at December 31, 2008	1,368,002

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

II.	Additional Disclosure Requirements

The following disclosures are not generally required or recommended for presentation in the financial statements under Chilean GAAP, but are required under US GAAP:

a)	Earnings per share

	2008	2007	2006
	(Expressed in US dollars)

Basic and diluted earnings per share under Chilean GAAP	1.91	0.68	0.54
Basic and diluted earnings per share under US GAAP	1.90	0.73	0.59
Dividends declared per share (1)	1.24	0.44	0.35

Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

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

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a US GAAP basis as a result of the following differences:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Consolidated pretax income under US GAAP	610,462	242,247	193,358
Statutory tax rate	17%	17%	17%
Theoretical tax at statutory rate	103,779	41,182	32,871

Non-deductible items	9,853	(1,433)	5,853
Difference in tax rates in foreign jurisdictions	3,310	105	247
Valuation allowance	(13,230)	2,182	(4,420)
Total income tax under US GAAP	103,712	42,036	34,551

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP.:

	2008	2007
	ThUS$	ThUS$
Deferred Tax Assets
Allowance for doubtful debts	1,927	1,940
Vacation accrual	1,734	1,872
Unrealized gains on sales of products	76,633	17,521
Provision for obsolescence	3,940	3,779
Tax loss carryforwards (1)	4,362	25,883
Write-downs of inventory, net realizable value s	10,362	-
Fair value acquisition adjustments	3,153	2,119
Other	14,867	9,238
Gross deferred tax assets	116,978	62,352
Valuation allowance	(25,499)	(38,217)
Total deferred tax assets	91,479	24,135

Deferred Tax Liabilities
Production expenses	(29,775)	(20,535)
Accelerated depreciation of PP&E	(72,193)	(62,190)
Staff severance indemnities	(846)	(574)
Exploration expenses	(4,702)	(4,327)
Capitalized interest	(9,252)	(8,601)
Gain from derivative transactions	-	(2,478)
Other	(7,781)	(1,679)
Total deferred tax liabilities	(124,549)	(100,384)

(1)
The Company’s tax loss carryforwards were primarily generated from losses incurred in Chile.  In accordance with current laws, in Chile tax losses may be carried forward indefinitely. In other countries tax losses usually expire.  For the years ended December 31, 2008, 2007 and 2006 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$ 22,373, ThUS$ 6,477 and ThUS$ 9,037, respectively.

Tax loss carryforwards relate to the following countries as of December 31:

	2008	2007
	ThUS$	ThUS$

Chile	1,558	22,625
Other countries	2,804	3,258
Total	4,362	25,883

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

b)	Income taxes (continued)

The classification of the net deferred tax assets and liabilities detailed above is as follows:

	2008	2007
	ThUS$	ThUS$

Short-term	36,418	(6,148)
Long-term	(69,488)	(70,101)
Net deferred tax liabilities	(33,070)	(76,249)

The provision for income taxes in accordance with US GAAP is as follows:
	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Income tax expense under Chilean GAAP	107,951	48,592	37,916
Additional deferred taxes under US GAAP	(2,128)	(1,048)	656
Reversal of complementary accounts	(2,111)	(5,508)	(4,021)
Total tax provision US GAAP	103,712	42,036	34,551

US GAAP income (loss) before taxes related to Chile and foreign operations for the years ended December 31, is as follows:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Chile	605,491	246,251	215,036
Foreign	4,971	(4,004)	(21,678)
Total	610,462	242,247	193,358

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2008			2007			2006
	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	(40,565)	145,969	105,404	3,554	36,010	39,564	9,469	22,263	31,732
Foreign	(3,416)	1,724	(1,692)	264	2,208	2,472	285	2,534	2,819
Total	(43,981)	147,693	103,712	3,818	38,218	42,036	9,754	24,797	34,551

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2006, 2007 and 2008:

	Year ended December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	-	-	-
Translation adjustment	(24)	-	(24)
Minimum pension liability adjustment	(1,218)	-	(1,218)
Net change	(1,242)	-	(1,242)
Ending balance	(1,242)	-	(1,242)

	Year ended December 31, 2007
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,242)	-	(1,242)
Translation adjustment	356	-	356
Minimum pension liability adjustment	(141)	-	(141)
Net change	215	-	215
Ending balance	(1,027)	-	(1,027)

	Year ended December 31, 2008
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,027)	-	(1,027)
Translation adjustment	(786)	-	(786)
Minimum pension liability adjustment	(2,827)	-	(2,827)
Net change	(3,613)	-	(3,613)
Ending balance	(4,640)	-	(4,640)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

d)	Credit agreements

The Company had renewable credit lines for short-term US-dollar borrowings with various Chilean and foreign banks totaling, in the aggregate, US$ 481 million and US$ 580 million as of December 31, 2008 and 2007, respectively. There were US$ 481 million and US$ 580 million available as of December 31, 2008 and 2007, respectively. Of the US$ 481 million available as of December 31, 2008, the Company had US$ 130 million under two committed credit line agreements with local banks, for which the Company paid commitment fees.

e)	Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under the capital lease are recorded in Other accounts payable and are as follows:

Minimum
lease
payments
Year ended December 31,	ThUS$

2009	268
2010	268
2011	157
Total future minimum lease payments	693
Interest	(70)
Present value of net minimum lease payments	623

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

e)	Lease commitments (continued)

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency (CORFO) for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments (royalties) are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with rates specified in the agreement.  Based on the agreement the Company paid ThUS$ 17,712, ThUS$ 13,865 and ThUS$ 9,193 in 2008, 2007 and 2006 respectively, including the minimum annual rental, which was ThUS$ 3,757, ThUS$ 4,759 and ThUS$ 4,547 for 2008, 2007 and 2006, respectively.  Future estimated minimum annual rentals are as follows:

Minimum
annual
rentals
Year ended December 31,	ThUS$

2009	13,365
2010	13,365
2011	13,365
2012	13,365
2013	13,365
Thereafter	227,203
Total	294,028

As of December 31, 2008, SQM Salar S.A. has accrued for the rental payment of ThUS$ 5,256 related to the rental agreement maintained with CORFO.

f)	Concentration of credit risk

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

Concentrations of credit risk with respect to trade accounts receivable are limited because of the large number of entities comprising the Company's customer base and their dispersion around the world. The Company’s policy is to require collateral (such as letters of credit, guarantee clause or others) and/or maintain credit insurance for certain accounts as deemed necessary by the management.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

g)	Foreign exchange gains and losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ (12,735), ThUS$ 10,885 and ThUS$ (2,839) in 2008, 2007 and 2006, respectively.

h)	Advertising and research and development costs

Advertising  costs  are  expensed  as  incurred and amounted  to  ThUS$ 1,818,  ThUS$ 1,670  and  ThUS$ 1,699  for the years ended December 31, 2008, 2007 and 2006, respectively.

Research and development costs are expensed as incurred and mounted to ThUS$ 2,617, ThUS$ 2,843 and ThUS$ 2,429 for the years ended December 31, 2008, 2007 and 2006.

i)	Business combinations and goodwill

As described in paragraph I above the Company adopted SFAS 142 as of January 1, 2002, SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Changes in goodwill under US GAAP in the years ended December 31, 2006 and 2007 are summarized as follows:

ThUS$

Balance at 31, 2006	40,249
Translation adjustment	86
Balance at December 31, 2007	40,335

Balance at December 31, 2008	40,335

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP

(i)	Non-operating income and expense under US GAAP calculated in accordance with Chilean GAAP

The following reclassifications are required to conform to the presentation of Chilean GAAP income statement information to that required under US GAAP. The reclassification amounts are determined in accordance with Chilean GAAP.

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Non-operating income under Chilean GAAP	40,590	25,948	19,293
Less:
Sale of mining concessions	721	399	1,252
Sale of material and services	156	369	75
Insurance recoveries	581	275	307
Write-off of liabilities	2,623	335	238
Payment discount obtained from suppliers	815	458	690
Rental of property, plant and equipment	1,092	958	1,023
Compensation obtained from third parties	146	524	1
Gain on sale of investment (Agricolima S.A. de C.V.)	1,387	-	-
Gain on sale of assets of SQM Lithium	2,342	-	-
Other income	1,106	2,013	1,251
Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	29,621	20,617	14,456

Non-operating expenses under Chilean GAAP	59,896	53,032	55,341
Less:
Sales of material and services		-	630
Work disruption expenses	2,445	844	1,534
Increase in allowance for doubtful debts	30	-	129
Non-capitalizable exploration project expenses	8,961	16,528	12,087
Non-recoverable taxes	582	669	542
Provision for legal expenses and litigations	975	523	1,010
Allowances for materials, spare parts and supplies	4,732	4,925	2,055
Consulting services	84	-	281
Donations	2,152	-	458
Suppliers’ compensations	237	1,575	-
Accrued expenses related to energy tariff adjustments	-	2,066	2,500
Other expenses	1,629	3,624	1,668
Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	38,069	22,278	32,447

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

(ii)	Condensed financial statements under US GAAP

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
b)	2008	2007
	ThUS$	ThUS$
Assets

Current assets	1,340,723	900,593
Property, plant and equipment	1,894,557	1,655,970
Accumulated depreciation	(802,306)	(701,582)
Property plant and equipment, net	1,092,251	954,388
Goodwill	40,335	40,335
Other assets	75,781	64,301
Total assets	2,549,090	1,959,617

Liabilities and shareholders’ equity

Current liabilities	505,644	246,163
Long-term liabilities	628,065	585,300
Minority interest	47.379	44,033
Shareholders’ equity	1,368,002	1,084,121
Total liabilities and shareholders’ equity	2,549,090	1,959,617

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	For the years ended December 31,
	2008	2007	2006
	ThUS$	ThUS$	ThUS$
Operating income

Sales	1,774,119	1,187,527	1,042,886
Cost of sales	(1,065,370)	(880,272)	(767,679)
Gross margin	708,749	307,255	275,207

Selling and administrative expense	(85,709)	(70,273)	(69,662)
Operating income	623,040	236,982	205,545

Non-operating income (expense), net	(26,936)	1,699	(14,139)
Income taxes	(103,712)	(42,036)	(34,551)
Minority interest	(5,838)	(7,544)	(4,543)
Equity participation in income of related companies, net	14,358	3,567	1,952

Net income	500,912	192,668	154,264
Other comprehensive income (loss), net of taxes:
Minimum pension liability adjustment	(2,827)	(141)	-
Translation adjustment	(786)	356	(24)
Total comprehensive income under US GAAP	497,299	192,883	154,240

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)	Industry segment and geographic area information

The Company provides disclosures in accordance with SFAS 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas.  Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with SFAS 131, the Company has five segments, which are split into geographical areas: Chile, Latin America and Caribbean except Chile, Europe, USA, and Asia and other. In addition, the Company evaluates also its performance by the following group of products: Specialty Plant Nutrition, Iodine and Derivatives, Lithium and Derivatives, Industrial Chemicals, Potassium Chloride and Other Commodity Fertilizers. The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies” (Note 2). The following segment information is presented in accordance with US GAAP reporting requirements; however, the amounts have been determined in accordance with Chilean GAAP.

(i)	Sales by product type and by geographic area for the years ended December 31, 2008, 2007 and 2006

Year ended December 31, 2008	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	268,107	256,569	426, 497	341,392	234,284	(547,927)	978,687
Iodine and derivatives	176,107	7,400	150,810	199,371	92,051	(378,832)	246,904
Lithium and derivatives	581	1,982	121,957	62,238	85,597	(100,016)	172,342
Industrial chemicals	8,011	35,415	107,040	135,658	47,699	(210,204)	123,619
Potassium chloride	223,901	30,465	5,090	546	33,561	(153,565)	139,998
Other commodity fertilizers (2)	485,983	1,032	402	1,442	114	(376,640)	112,333
Total	1,162,690	332,863	811,796	740,647	493,306	(1,767,184)	1,774,119
Transfers between geographic areas:
Specialty plant nutrition	81,293	27,529	197,416	156,481	85,208	(547,927)	-
Iodine and derivatives	174,630	43	70,366	100,340	33,453	(378,832)	-
Lithium and derivatives	-	-	41,067	30,269	28,680	(100,016)	-
Industrial chemicals	2,921	7,521	72,942	94,973	31,847	(210,204)	-
Potassium Chloride	148,921	-	-	-	4,644	(153,565)	-
Others commodity fertilizers (2)	376,640	-	-	-	-	(376,640)	-
Total	784,405	35,093	381,791	382,063	183,832	(1,767,184)	-
Sales to unaffiliated customers:
Specialty plant nutrition	186,814	229,040	228,846	184,911	149,076	-	978,687
Iodine and derivatives	1,477	7,357	80,441	99,031	58,598	-	246,904
Lithium and derivatives	581	1,982	80,893	31,969	56,917	-	172.342
Industrial chemicals	5,090	27,894	34,098	40,685	15,852	-	123,619
Potassium Chloride	74,980	30,465	5,090	546	28,917	-	139,998
Others commodity fertilizers (2)	109,343	1,032	402	1,442	114	-	112,333
Total	378,285	297,770	430,005	358,584	309,474	-	1,774,119

(1) Excludes Chile.
(2) Includes revenues from imported fertilizers distributed in Chile and Mexico..

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)        Industry segment and geographic area information (continued)

(i)	Sales by product type and by geographic area for the years ended December 31, 2008, 2007 and 2006 (continued)

Year ended December 31, 2007	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	157,148	127,274	240,982	192,830	84,509	(221,982)	580,761
Iodine and derivatives	167,189	7,584	144,977	157,530	63,353	(325,530)	215,103
Lithium and derivatives	631	2,621	152,993	66,708	72,651	(115,814)	179,790
Industrial chemicals	3,027	14,695	95,282	88,266	19,801	(139,881)	81,190
Potassium chloride	104,807	12,811	7,621	198	10,718	(84,889)	51,266
Other commodity fertilizers (2)	214,481	910	1,316	3,447	1,831	(142,568)	79,417
Total	647,283	165,895	643,171	508,979	252,863	(1,030,664)	1,187,527
Transfers between geographic areas:
Specialty plant nutrition	33,102	13,174	95,014	62,424	18,268	(221,982)	-
Iodine and derivatives	166,244	-	59,011	78,736	21,539	(325,530)	-
Lithium and derivatives	260	-	69,409	28,228	17,917	(115,814)	-
Industrial chemicals	1,322	2,776	58,897	61,298	15,588	(139,881)	-
Potassium chloride	74,789	2,598	-	30	7,472	(84,889)	-
Other commodity fertilizers (2)	138,680	-	-	2,284	1,604	(142,568)	-
Total	414,397	18,284	282,331	233,000	82,388	(1,030,664)	-
Sales to unaffiliated customers:
Specialty plant nutrition	124,046	114,100	145,968	130,406	66,241	-	580,761
Iodine and derivatives	945	7,584	85,966	78,794	41,814	-	215,103
Lithium and derivatives	371	2,621	83,584	38,480	54,734	-	179,790
Industrial Chemicals	1,705	11,919	36,385	26,968	4,213	-	81,190
Potassium chloride	30,018	10,213	7,621	168	3,246	-	51,266
Other commodity fertilizers (2)	75,801	910	1,316	1,163	227	-	79,417
Total	232,886	147,347	360,840	275,979	170,475	-	1,187,527

(1) Excludes Chile.
(2) Includes revenues from imported fertilizers distributed in Chile and Mexico.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)         Industry segment and geographic area information (continued)

(i)	Sales by product type and by geographic area for the years ended December 31, 2008, 2007 and 2006 (continued)

Year ended December 31, 2006	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	114,144	114,838	203,172	201,906	78,545	(209,762)	502,843
Iodine and derivatives	165,814	6,965	159,783	155,992	68,651	(339,468)	217,737
Lithium and derivatives	46	1,422	95,342	49,651	83,786	(101,359)	128,888
Industrial chemicals	3,675	12,795	57,361	83,616	11,555	(97,718)	71,284
Potassium chloride	83,013	8,327	6,150	3,252	7,686	(76,351)	32,077
Other commodity fertilizers (2)	218,372	1,025	3,536	66,207	469	(199,552)	90,057
Total	585,064	145,372	525,344	560,624	250,692	(1,024,210)	1,042,886
Transfers between geographic areas:
Specialty plant nutrition	25,902	11,487	68,784	70,757	32,832	(209,762)	-
Iodine and derivatives	163,943	-	66,927	74,934	33,664	(339,468)	-
Lithium and derivatives	-	8	39,339	17,771	44,241	(101,359)	-
Industrial chemicals	1,206	3,144	29,623	52,584	11,161	(97,718)	-
Potassium chloride	64,395	2,192	-	2,078	7,686	(76,351)	-
Other commodity fertilizers (2)	164,798	-	-	34,285	469	(199,552)	-
Total	420,244	16,831	204,673	252,409	130,053	(1,024,210)	-
Sales to unaffiliated customers:
Specialty plant nutrition	88,242	103,351	134,388	131,149	45,713	-	502,843
Iodine and derivatives	1,871	6,965	92,856	81,058	34,987	-	217,737
Lithium and derivatives	46	1,414	56,003	31,880	39,545	-	128,888
Industrial chemicals	2,469	9,651	27,738	31,032	394	-	71,284
Potassium chloride	18,618	6,135	6,150	1,174	-	-	32,077
Other commodity fertilizers (2)	53,574	1,025	3,536	31,922	-	-	90,057
Total	164,820	128,541	320,671	308,215	120,639	-	1,042,886

(1) Excludes Chile.
(2) Includes revenues from imported fertilizers distributed in Chile and Mexico.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)         Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2008, 2007 and 2006:

As of and for the year ended December 31, 2008	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	69,096	-	-	-	-	-	69,096
María Elena	177,416	-	-	-	-	-	177,416
Coya Sur	146,203	-	-	-	-	-	146,203
Pampa Blanca	7,037	-	-	-	-	-	7,037
Nueva Victoria	115,845	-	-	-	-	-	115,845
Salar de Atacama	342,458	-	-	-	-	-	342,458
Salar del Carmen	100,909	-	-	-	-	-	100,909
Others	2,907	-	-	-	5,529	(1,480)	6,956
Sub-total production facilities	961,871	-	-	-	5,529	(1,480)	965,920

Port facility (1)	46,188	-	-	-	-	-	46,188
Other property, plant and equipment	91,099	-	-	-	-	7,839	98,938
Assets of commercial locations	6,262	1,236	2,772	2,557	743	(894)	12,676
Investments in related companies	1,489,439	31,754	44,850	35,491	-	(1,564,583)	36,951
Goodwill	22,100	86	9,715	-	-	-	31,901
Other non-current assets (2)	254,635	-	6	105	-	(219,519)	35,227
Total long-lived assets	2,871,594	33,076	57,343	38,153	6,272	(1,778,637)	1,227,801

Expenditures on long-lived assets	302,915	60	484	547	84	-	304,090

Export by region	-	273,152	6,607	5,630	171,594	-	456,983
(1)
The Company’s principal production facilities are located near its mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2008, 2007 and 2006:

Location:	Products:
Pedro de Valdivia	Nitrate and iodine production
María Elena	Nitrate and iodine production
Coya Sur	Nitrate and iodine production
Pampa Blanca	Concentrated nitrate salts and iodine production
Nueva Victoria	Iodine production
Salar de Atacama	Potassium chloride, lithium chloride, potassium sulfate and boric acid
Salar del Carmen	Lithium carbonate and lithium hydroxide production
Tocopilla	Port facilitiy

(2)	In all tables in the segment disclosure this category includes principally assets that may not be assigned to production facilities and investments held by holding entities within the group.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)        Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2008, 2007 and 2006:

As of and for the year ended December 31, 2007	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	74,036	-	-	-	-	-	74,036
María Elena	156,484	-	-	-	-	-	156,484
Coya Sur	106,771	-	-	-	-	-	106,771
Pampa Blanca	4,069	-	-	-	-	-	4,069
Nueva Victoria	104,758	-	-	-	-	-	104,758
Salar de Atacama	250,577	-	-	-	-	-	250,577
Salar del Carmen	43,997	-	-	-	-	-	43,997
Others	6,822	-	-	21,440	5,970	(4,865)	29,367
Sub-total production facilities	747,514	-	-	21,440	5,970	(4,865)	770,059

Port facility (1)	39,038	-	-	-	-	-	39,038
Other property, plant and equipment	155,065	-	-	-	-	7,839	162,904
Assets of commercial locations	7,615	1,450	2,813	2,867	566	(1,174)	14,137
Investments in related companies	1,221,498	15,659	24,035	36,450	-	(1,273,707)	23,935
Goodwill	23,844	108	10,284	-	-	-	34,236
Other non-current assets (2)	353,743	-	6	1,675	-	(317,369)	38,055
Total long-lived assets	2,548,317	17,217	37,138	62,432	6,536	(1,589,276)	1,082,364

Expenditures on long-lived assets	175,910	57	205	1,838	18	-	178,028

Export by region	-	139,242	241,097	217,116	189,897	-	787,352

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

k)        Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2008, 2007 and 2006:

As of and for the year ended December 31, 2006	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Pedro de Valdivia	75,280	-	-	-	-	-	75,280
María Elena	147,080	-	-	-	-	-	147,080
Coya Sur	93,320	-	-	-	-	-	93,320
Pampa Blanca	3,410	-	-	-	-	-	3,410
Nueva Victoria	112,880	-	-	-	-	-	112,880
Salar de Atacama	239,640	-	-	-	-	-	239,640
Salar del Carmen	48,110	-	-	-	-	-	48,110
Others	4,169	-	-	23,035	6,707	-	33,911
Sub-total production facilities	723,889	-	-	23,035	6,707	-	753,631

Port facility	21,692	-	-	-	-	-	21,692
Other property, plant and equipment	130,250	-	-	-	-	-	130,250
Assets of commercial locations	6,614	64,282	3,115	2,413	555	(62,627)	14,352
Investments in related companies	835,915	15,603	18,962	48,202	-	(900,353)	18,329
Goodwill	25,348	131	10,852	-	-	-	36,331
Other non-current assets	876,655	-	53,669	1,751		(881,333)	50,742
Total long-lived assets	2,620,363	80,016	86,598	75,401	7,262	(1,844,313)	1,025,327

Expenditures on long-lived assets	284,639	90	14,083	802	318	-	299,932

Export by region	-	122,394	183,873	187,781	133,016	-	627,064

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)         Estimated fair value of financial instruments and derivative financial instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Various limitations are inherent in the presentation, including the following:

-	The data excludes non-financial assets and liabilities, such as property, plant and equipment, and goodwill.

-	While the data represents management’s best estimates, the data is subjective and involves significant estimates regarding current economic and market conditions and risk characteristics,

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

-	Cash and time deposits approximate fair value because of the short-term maturity of these instruments.

-	Current liabilities that are contracted at variable interest rates are considered to have a fair value equal to book value.

-
For interest-bearing liabilities with an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

-	For forward contracts and swap agreements, fair value is determined using quoted market prices of financial instruments with similar characteristics.

The following is a detail of the Company’s financial instruments’ US GAAP carrying amount and estimated fair value:

	As of December 31,
	2008		2007
	US GAAP Carrying Amount	Estimated Fair Value	US GAAP Carrying Amount	Estimated Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Assets:
Cash and cash equivalents	303,799	303,799	164,212	164,212
Short-term accounts receivable	385,695	385,695	291,607	291,607
Long-term accounts receivable	2,766	2,766	2,604	2,604
Derivative instruments	1,723	1,723	14,968	14,968

Liabilities:
Short-term bank debt	133,355	133,355	1,807	1,807
Short-term notes and accounts payable	110,298	110,298	107,730	107,730
Derivative instruments	18,189	18,189	499	499
Current and long-term portions of long-term bank debt	522,651	601,662	494,451	493,510
Long-term other accounts payable	397	397	730	730

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)         Estimated fair value of financial instruments and derivative financial instruments (continued)

Fair value hierarchy

Effective January 1, 2008, the Company adopted SFAS No.157, Fair Value Measurements (“SFAS 157”) that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Although the adoption of the SFAS 157 did not materially impact Company’s financial position, results of operations or cash flows, additional disclosures about fair value measurements are required and they are discussed below.

The three levels of the fair value hierarchy are described below:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

When deemed appropriate, the Company manages its risk from interest and foreign currency exchange rates through the use of derivative financial assets and liabilities. The Company’s derivatives are primarily interest rate and cross currency swaps related to debt and foreign exchange options and forwards used to hedge against the currency fluctuations. The fair value of those foreign currency forwards, swaps and options is the net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of the derivative instruments was determined using internal valuation models, most of which are based on observable market inputs including interest rate curves and forward and spot prices for currencies. Also these estimates consider assumptions about Company’s own credit risk and credit risk of the counterparties. SQM derives most of its financial instruments market assumptions from the market data sources, like Bloomberg and Netgociando. To the extent that management can estimate the fair value of the assets and liabilities without the use of the significant unobservable inputs, these derivatives are included in Level 2 category.

The estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

l)         Estimated fair value of financial instruments and derivative financial instruments (continued)

The following table sets forth the Company’s derivative instruments as of December 31, 2008 by type of the instrument and by level within the fair value hierarchy in accordance with SFAS 157:

	Fair Value Measurements at Reporting Date Using
	ThUS$
	Level 1	Level 2	Level 3
Assets
Swap	-	-	-
Forwards	-	498	-
Options	-	1,225	-
Total Assets	-	1,723	-

Liabilities
Swap	-	11,031	-
Forwards	-	5,029	-
Options	-	2,129	-
Total Liabilities	-	18,189	-

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

In September 2002, the Board of Directors of SQM North America Corporation voted to suspend the plan and as a result after December 31, 2002, participants do not earn additional benefits for future services. Such action resulted in a curtailment loss (equal to the amount of unrecognized prior service cost) of approximately US$ 1.3 million for the year ended December 31, 2002.

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2008	2007

Weighted-average discount rate	6.5%	6.5%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	7.5%	8.5%

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)         Post-retirement obligations and staff severance indemnities (continued)

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	6,245	5,696	5,184
Service cost	1	1	17
Interest cost	398	391	381
Actuarial loss	255	405	359
Benefits paid	(268)	(248)	(245)
Benefit obligation at end of the year	6,631	6,245	5,696

Change in plan assets:
Fair value of plan assets at beginning of year	6,141	5,621	5,223
Employer contributions	34	69	18
Actual return (loss) on plan assets	(2,149)	699	625
Benefits paid	(268)	(248)	(245)
Fair value of plan assets at end of year	3,758	6,141	5,621

Funded status	(2,873)	(104)	(75)
Items not yet recognized as components of net periodic pension costs:
Net actuarial loss at the beginning of the period	(1,359)	(1,218)	(1,094)
Amortization during the period	37	35	44
Estimated net gain loss occurring during the period	(2,864)	(176)	(168)
Adjustment to recognize minimum pension liability	(4,186)	(1,359)	(1,218)
Accrued pension (liability)/ prepaid pension cost	(2,873)	(104)	(75)

Net periodic pension expense was comprised of the following components for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	ThUS$	ThUS$	ThUS$

Service cost or benefits earned during the period	1	1	17
Interest cost on benefit obligation	398	391	381
Actual return on plan assets	2,149	(699)	(625)
Amortization of loss from prior periods	38	35	44
Net gain during the period	(2,610)	229	192
Net periodic pension expense	(24)	(43)	9

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

m)         Post-retirement obligations and staff severance indemnities (continued)

The plan’s asset allocations by asset category as of December 31 are as follows:

	2008	2007

Growth securities	48%	55%
International securities	25%	22%
Growth & income securities	-	12%
Taxable bond	20%	-
Treasury securities	4%	9%
Money market funds	3%	2%
Total	100%	100%

As of December 31, 2008 the pension plan benefits expected to be paid in the future are as follows:

ThUS$

2009	335
2010	363
2011	392
2012	418
2013	453
Years 2014-2018	2,786

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

o)         Restricted assets

The amount of consolidated retained earnings that represents undistributed earnings of 50% or less investees accounted for by the equity method amounts to ThUS$ 6,929 as of December 31, 2008.

p)         Recent US GAAP accounting pronouncements

SFAS N° 157: Fair Value Measurements

In September 2006, the FASB issued SFAS N° 157. SFAS N° 157 provides enhanced guidance for using fair value to measure assets and liabilities, but does not expand the application of fair value accounting to any new circumstances. The Company adopted SFAS N° 157 on January 1, 2008.  See the Company’s Fair Value footnote above for additional details.

FSP N° 157-1 Application of FASB Statement N° 157 to FASB Statement N° 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP N° 157”).

In February 2008, the FASB issued FASB Staff Position (“FSP”) N° 157-1 excludes SFAS N° 13, Accounting for Leases, (“SFAS N° 13”) and most other accounting pronouncements that address fair value measurement of leases from the scope of SFAS N° 157.

FSP N° 157-2: Effective Date of FASB Statement N° 157 (“FSP N° 157-2”)

In February 2008, the FASB issued FSP N° 157-2, which delays the effective date of SFAS N° 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008, or January 1, 2009 for SQM.  SQM continues to evaluate the future impact of SFAS N° 157 on these assets and liabilities but at this time does not believe the impact will be material.

FSP N° 157-3: Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP N° 157-3”)

In October 2008, the FASB issued FSP N° 157-3, which clarifies the application of SFAS N° 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  The guidance emphasizes that determining fair value in an inactive market depends on the facts and circumstances and may require the use of significant judgments.  FSP N° 157-3 is a effective upon issuance, including prior periods for which financial statements have not been issued.  The adoption of FSP N° 157-3 did not have a material impact on the Company

SFAS N° 159: The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS N° 115 (“SFAS N° 158”)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

p)          Recent US GAAP accounting pronouncements

In February 2007, the FASB issued SFAS N° 159, which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value.  If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings.  The Company adopted SFAS N° 159 effective January 1, 2008.  As allowed by the standard, the Company did not elect the fair value option for the measurement of any eligible assets or liabilities.  Therefore, the January 1, 2008 adoption did not have an impact on the Company.

SFAS N° 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS N° 133 (“SFAS N° 161”)

In March 2008, the FASB issued SFAS N° 161, which expands the disclosure requirements under SFAS N° 133.  The enhanced quantitative and qualitative disclosures will include how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted.  SFAS N° 161 also amends SFAS N° 107, Disclosures about Fair Value Instruments (“SFAS N° 107”), to clarify that derivative instruments are subject to SFAS N° 107 disclosure requirements regarding concentration of credit risk.  SFAS No. 161 is effective for the Company beginning January 1, 2009.

FSP N° FAS 132(R)-1: Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP N° 132(R)-1”)

In December 2008, the FASB issued FSP N° FAS 132(R)-1, which provides guidance regarding an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The FSP is effective for fiscal years ending after December 15, 2009, or the year ending December 31, 2009 for SQM.  The Company will incorporate the required disclosures in its Form 20-F for the year ending December 31, 2009.

EITF 08-6 Equity Method Investment Accounting Considerations (“EITF 08-6”)

In November 2008, EITF 08-6 was issued. This Issue clarifies the accounting for certain transactions and impairment considerations involving equity method investments.  EITF 08-6 makes certain amendments to APB 18.  The Company does not expect EITF 08-6 to have a significant impact on current practice.  EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, or January 1, 2009 for SQM.

o)         Restricted assets

The amount of consolidated retained earnings that represents undistributed earnings of 50% or less investees accounted for by the equity method amounts to ThUS$ 6,929 as of December 31, 2008.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

q)         Recent US GAAP accounting pronouncements

SFAS N° 157: Fair Value Measurements

In September 2006, the FASB issued SFAS N° 157. SFAS N° 157 provides enhanced guidance for using fair value to measure assets and liabilities, but does not expand the application of fair value accounting to any new circumstances. The Company adopted SFAS N° 157 on January 1, 2008.  See the Company’s Fair Value policy footnote above for additional details.

FSP N° 157-1 Application of FASB Statement N° 157 to FASB Statement N° 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP N° 157”).

In February 2008, the FASB issued FASB Staff Position (“FSP”) N° 157-1 excludes SFAS N° 13, Accounting for Leases, (“SFAS N° 13”) and most other accounting pronouncements that address fair value measurement of leases from the scope of SFAS N° 157.

FSP N° 157-2: Effective Date of FASB Statement N° 157 (“FSP N° 157-2”)

In February 2008, the FASB issued FSP N° 157-2, which delays the effective date of SFAS N° 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008, or January 1, 2009 for SQM.  SQM continues to evaluate the future impact of SFAS N° 157 on these assets and liabilities but at this time does not believe the impact will be material.

FSP N° 157-3: Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP N° 157-3”)

In October 2008, the FASB issued FSP N° 157-3, which clarifies the application of SFAS N° 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  The guidance emphasizes that determining fair value in an inactive market depends on the facts and circumstances and may require the use of significant judgments.  FSP N° 157-3 is a effective upon issuance, including prior periods for which financial statements have not been issued, and therefore was effective for SQM at September 30, 2008.  The adoption of FSP N° 157-3 did not have a material impact on the Company

SFAS N° 159: The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS N° 115 (“SFAS N° 158”)

In February 2007, the FASB issued SFAS N° 159, which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value.  If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings.  The Company adopted SFAS N° 159 effective January 1, 2008.  As allowed by the standard, the Company did not elect the fair value option for the measurement of any eligible assets or liabilities.  Therefore, the January 1, 2008 adoption did not have an impact on the Company.

SFAS N° 161: Disclosures about Derivates Instruments and Hedging Activities, an amendment of FAS N° 133 (“SFAS N° 161”)

In March 2008, the FASB issued SFAS N° 161, which expands the disclosure requirements under SFAS N° 133.  The enhanced quantitative and qualitative disclosures will include how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for the Company on January 1, 2009.  SFAS N° 161 also amends SFAS N° 107, Disclosures about Fair Value Instruments (“SFAS N° 107”), to clarify that derivative instruments are subject to SFAS N° 107 disclosure requirements regarding concentration of credit risk.  The Company will incorporate the additional disclosures beginning with its Form 10-Q for the three months ending March 31, 2009.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

FSP N° FAS 132(R)-1: Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP N° 132(R)-1”)

In December 2008, the FASB issued FSP N° FAS 132(R)-1, which provides guidance regarding an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The FSP is effective for fiscal years ending after December 15, 2009, or the year ending December 31, 2009 for SQM.  The Company will incorporate the required disclosures in its Form 20-F for the year ending December 31, 2009

EITF 08-6 Equity Method Investment Accounting Considerations (“EITF 08-6”)

In November 2008, EITF 08-6 was issued. This Issue clarifies the accounting for certain transactions and impairment considerations involving equity method investments.  EITF 08-6 makes certain amendments to APB 18.  The Company does not expect EITF 08-6 to have a significant impact on current practice.  EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141 (R) and Statement 160, or January 1, 2009 for SQM