Form 20-F
period 2009-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2010-06-30
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars," “USD” and "dollars" are to United States dollars, references to "pesos," “CLP” and "Ch$" are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to "UF" are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index.  As of May 31, 2010, UF 1.00 was equivalent to US$39.79 and Ch$21,112.41.

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

"average mining exploitation factor"  Index or ratio that measures the mineral exploitation effectiveness, based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.

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

"Weighted Average Age"  The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2009 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2009.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are not based on historical facts and reflect our expectations for future events and results. Words such as "believe," "expect," "predict," "anticipate," "intend," "estimate," "should," "may," "could" or similar expressions may identify forward-looking information. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

•	the Company's capital investment program and development of new products;

•	trends affecting the Company's financial condition or results of operations;

•	level of production, quality of the ore and brines, and production levels and yields;

•	the future impact of competition; and

•	regulatory changes

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.  Factors that could cause actual results to differ materially include, but are not limited to:

•	SQM's ability to implement its capital expenditures, including its ability to arrange financing when required;

•	the nature and extent of future competition in SQM's principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America and Asia where SQM conducts a large portion of its business;

•	volatility of global prices for SQM’s products;

•	changes in production capacities;

•	changes in raw material and energy prices;

•	currency and interest rate fluctuations; and

•	additional factors discussed below under Item 3. Key Information—Risk Factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A.   Selected Financial Data
The following table presents selected consolidated financial information for SQM and one or more of its subsidiaries, as applicable, for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009. The consolidated financial statements as of December 31, 2006 and 2005 and for the years then ended are not included herein. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain material respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation of net income for the years ended December 31, 2009, 2008 and 2007 and total shareholders' equity as of December 31, 2009 and 2008 to U.S. GAAP.

Year ended December 31,
	2009	2008	2007	2006	2005
Income Statement Data	(in millions of US$) (1)
Chilean GAAP
Total Revenues	1,436.9	1,774.1	1,187.5	1,042.9	896.0
Operating Income	441.9	632.2	259.5	219.9	181.2
Non-operating results, net	(37.0)	(19.3)	(27.1)	(36.0)	(34.3)
Net income	327.1	501.4	180.0	141.3	113.5
Net earnings per share (2)	1.24	1.91	0.68	0.54	0.43
Net earnings per ADR (2) (3)	1.24	1.91	0.68	0.54	0.43
Dividend per share (4) (5)	0.81	1.24	0.44	0.35	0.28
Weighted average shares outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

US GAAP
Total Revenues	1,436.9	1,774.1	1,187.5	1,042.9	896.0
Operating Income	433.9	623.0	237.0	205.5	163.9
Non-operating results, net (6)	(15.2)	(26.9)	1.7	(14.1)	(6.1)
Equity participation in income (loss) of related companies, net	5.7	14.4	3.6	2.0	2.6
Net income	349.4	506.7	200.2	158.8	129.8
Net income attributable to parent company	347.9	500.9	192.7	154.3	125.2
Net income attributable to non-controlling interest	1.5	5.8	7.5	4.5	4.6
Basic and diluted earnings per share attributable to parent company	1.32	1.90	0.73	0.59	0.48
Basic and diluted earnings per ADR attributable to parent company (3)	1.32	1.90	0.73	0.59	0.48
Weighted average shares outstanding (000s) (2)	263,197	263,197	263,197	263,197	263,197

As of December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data	(in millions of US$) (1)
Chilean GAAP
Total assets	3,203.1	2,567.2	1,986.3	1,871.2	1,640.6
Long-term debt	1,035.2	515.9	486.7	480.7	100.0
Total shareholders’ equity	1,466.6	1,463.1	1,182.4	1,086.0	1,020.4
Capital stock	477.4	477.4	477.4	477.4	477.4

US GAAP
Total assets	3,177.5	2,549.1	1,959.6	1,846.0	1,609.0
Long-term debt	1,028.9	514.5	485.0	478.7	100.0
Total shareholders’ equity	1,481.2	1,415.4	1,128.1	1,033.1	957.9
Equity attributable to parent company	1,434.6	1,368.0	1,084.1	994.5	923.4
Equity attributable to non-controlling interest	46.6	47.4	44.0	38.6	34.5
Capital stock	479.3	479.3	479.3	479.3	479.3

Note: The Company is not aware of any material differences between Chilean and U.S. GAAP that are not addressed in Note 30 to the Consolidated Financial Statements of December 31, 2009.

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

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2005, 2006, 2007, 2008 and 2009.

(5) Dividends may only be paid from net income before amortization of negative goodwill as determined in accordance with Chilean GAAP; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8.Dividend Policy — Dividends.

(6) Does not include equity participation in income (loss) of related companies, net.

EXCHANGE RATES

Chile has two currency markets, the Mercado Cambiario Formal, or the "Formal Exchange Market," and the Mercado Cambiario Informal, or the "Informal Exchange Market." The Formal Exchange Market comprises banks and other entities authorized by the Banco Central de Chile (the "Chilean Central Bank"). The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal Exchange Market and the Informal Exchange Market are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that these transactions be effected through the Formal Exchange Market.

The dólar observado, or "Observed Exchange Rate," which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day's transactions on the Formal Exchange Market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

On February 23, 2009, the Chilean Central Bank decided to intervene in the Formal Exchange Market by increasing the level of international reserves by US$3 billion. This action took place between March, 2009 and December, 2009. The Chilean Central Bank decided to implement this program in order to strengthen the international liquidity of the Chilean economy, in the face of recent uncertainty in the global financial markets.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the "Informal Exchange Rate." There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

On May 31, 2010, the Observed Exchange Rate was Ch$530.62 = US$1.00.

Observed Exchange Rate (1)
Ch$ per US$
Year/Month	Low (1)	High (1)	Average (2)(3)	Year/Month End
2005	509.70	592.75	559.86	512.50
2006	511.44	549.63	530.26	532.39
2007	493.14	548.67	522.69	496.89
2008	431.22	676.75	521.79	636.45
2009	491.09	643.87	559.67	507.10
2010:
Jan.	489.47	531.75	500.66	523.10
Feb.	523.10	546.18	532.56	527.84
Mar.	508.66	533.87	523.16	524.46
Apr.	514.92	527.38	520.62	517.23
May	517.23	549.17	533.21	530.62

Source:  Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The monthly average rate is calculated on a day-to-day basis for each month.

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

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2009, 42% of our sales were made in emerging market countries: 13% in Central and South America (excluding Chile); 14% in Chile; and 15% in Asia (excluding Japan). We expect to expand our sales in these and other emerging markets in the future. The results of and prospects of our operations in these regions and in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations could have a material adverse effect on our sales or operations in those countries.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by current global economic conditions. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, including SQM, and their respective business strategies.

During 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) increased significantly during the first nine months of the year. Towards the end of 2008, fertilizer prices generally fell as a result of the global economic and financial slowdown. During 2009, volatility in prices continued to affect commodity markets around the world. During the first three months of 2010, prices of potassium-based fertilizers have stabilized to some extent after the conclusion of important contract negotiations between major producers and buyers at the end of 2009. However, we cannot assure you that prices will not decline in the future.

Iodine prices have followed an upward trend since late 2003, reaching an average price of approximately US$28 per kilogram in 2009. In October 2008, we announced an increase of iodine prices by 25%, and as a result prices increased during 2009. Sales volumes of iodine and its derivatives may be affected by general decreases in the use of applications that are sensitive to economic growth. For example, sales volumes declined 32% in 2009 compared to 2008. We cannot assure that prices and sales volumes will not decline in the future.

We started production of lithium carbonate from the brines extracted from Salar de Atacama in October 1996 and started selling lithium carbonate commercially in January 1997. Our entry into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entry to less than US$2,000 per ton. At the end of 2008, prices were approximately US$6,000 per ton and remained at this level until the fourth quarter of 2009 when prices declined to approximately US$5,000 per ton. Before the global economic slowdown, the increase in prices was the result of market dynamics reflecting sustained growth in demand in the past few years and supply that grew only enough to match demand, and we believed this price increase was due mainly to high growth in demand, which had not been fully balanced by the supply of lithium carbonate. As a result of events in global markets during 2009, demand for lithium carbonate declined and, as expected, lithium prices and sales volumes for 2009 were lower compared to the previous year. In September 2009, we announced a 20% price cut for lithium carbonate and lithium hydroxide as a measure to stimulate demand. As a result, we have seen a significant recovery in the lithium market during the months following the announcement. We cannot assure you that this upward trend will continue in the future. Potential decreases in sales volumes of lithium carbonate could have a material adverse effect on our business, financial condition and results of operations.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including SQM) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices, or in volume demand, of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our inventory levels may increase because of the global economic situation

In general, the global economic slowdown has had an impact on our inventories. Demand decreased during 2009 and, as a result, inventories increased significantly. Higher inventories carry a financial risk due to increased need for cash to fund working capital. Higher inventory levels could also imply increased risk of loss of product. We cannot assure you that inventory levels will normalize in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

The potentially negative effects of the global economic downturn on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we are taking measures, such as using credit insurance, letters of credits and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of lithium carbonate from new competitors

Potential new production of lithium carbonate from new competitors in the markets in which we operate could adversely affect prices. There is limited information on the status of new lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which in turn could adversely affect our business, financial position and results of operations.

We have an ambitious capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our exploration, exploitation and refining activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse impact on our business, financial condition and results of operations.

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our operating costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2009, the Chilean peso to U.S. dollar exchange rate was Ch$507.10 per U.S. dollar, while as of December 31, 2008, the Chilean peso to U.S. dollar exchange rate was Ch$636.45 per U.S. dollar. As a result, the U.S. dollar depreciated approximately 20% compared to the peso during 2009.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand and the Mexican peso. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may affect our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short- and long-term debt that bears interest based on the London Interbank Offered Rate, or "LIBOR," plus a spread. As we do not have derivative instruments to hedge LIBOR, we are subject to fluctuations in this rate. As of December 31, 2009, 45% of our financial debt had LIBOR-based pricing. Thus, significant increases in the rate could impact our financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute a significant part of our cost of sales (24.1% in 2009). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our mining reserves estimates are prepared by our own geologists. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, we may not be able to sell our products if we cannot meet such standards. In addition, our cost of production may increase in order to meet any such newly promulgated standards. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities located in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

As a result of the recent major earthquake in Chile in February 2010, conditions in the insurance market may change, and as a result we may face higher premiums and reduced coverage. Additionally, we may be subject to certain events that may not be covered under the insurance policies, and that could have a material adverse effect on our business, financial condition and results of operations.

We face significantly higher energy costs as a result of a natural gas shortage in Chile

As part of a cost reduction effort, in 2001 we connected our facilities to a natural gas network. This natural gas, which originates in Argentina and is subject to a 10-year agreement terminating in 2011, is used mainly for heat generation at our industrial facilities. Due to energy shortages in Argentina, in 2004 local authorities began to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets. Additionally, even though we have long-term price agreements related to natural gas, the Argentinean government has increased taxes on gas exports, which could lead our suppliers to demand pricing changes, and we cannot assure you that they will not do so again in the future.

We suffered partial shortages of natural gas during 2004, 2005 and 2006, and during 2007, 2008 and 2009 we received practically no natural gas. We believe this situation will continue and that during 2010 we will likely receive little to no natural gas from Argentina. Most of our industrial equipment that uses natural gas can also operate on fuel oil, and the remaining equipment can operate on diesel. However, the cost of fuel oil and diesel is significantly higher than the cost of natural gas, and therefore we have recently faced significantly higher energy costs. We expect this situation to continue, and, as such, we expect the reduction in our natural gas supply to continue to have a material adverse effect on our business, financial condition and results of operations.

Decline in the supply of natural gas could negatively affect the supply of electricity and our electricity contracts

The natural gas supply crisis discussed above has placed Chile's northern power grid (Sistema Interconectado del Norte Grande) under significant stress. Continued stress on the northern power grid could lead to a system failure that would then affect the supply of electricity. Restrictions on our electricity consumption could materially adversely affect our operations, potentially decreasing our production volumes and increasing our production costs. During 2009, purchases of electricity represented 6.5% of our cost of sales.

As the supply of natural gas continues to be uncertain, we are faced with the potential early termination, partial amendment or temporary suspension of our long-term electricity supply contracts. We maintain contracts with two main utilities in Chile, Electroandina S.A. and Norgener S.A., and in the past both have sought relief from the terms of their electricity supply agreements, asserting that unforeseen events have restricted the supply and increased the price of gas from Argentina. As a result of these requests, we entered into negotiations resulting in new tariffs that have had a negative effect on our results of operations. Further increases in the cost of energy could prompt these companies to once again seek to modify, terminate or suspend these contracts. If that were to happen, and these companies were to prevail in any resulting judicial proceedings, our business, financial condition and results of operations could be materially adversely affected.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCD screens. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce.

We are exposed to labor strikes and liabilities that could impact our production levels and costs

Approximately 70% of our permanent employees in Chile is represented by 28 labor unions. As a result, we are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Ley de Subcontratación ("Law on Subcontracting"), provides that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

Pending lawsuits could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 23 to our consolidated financial statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

The Chilean labor code has recently established new procedures for labor matters which include oral trials conducted by specialized judges. The majority of these oral trials have found in favor of the employee. These new procedures could increase the probability of adverse judgments which could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by companies and respective governmental authorities. These jurisdictions may each have their own tax codes, environmental regulations, labor codes and legal framework, which could complicate efforts to comply with these regulations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of, our concessions could negatively affect our business

Any adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees (with the exception of the Salar de Atacama rights, for which we have a lease until 2030). Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

We also operate port facilities at Tocopilla, Chile for the shipment of our products and the delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws could affect our operating costs

We hold water rights that are key to our operations. These rights were obtained from the Chilean water authority for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (the "Water Code") is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing under certain conditions, the granting of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual concession fees to maintain water rights we are not exercising. These and potential future changes to the Water Code could have a material adverse effect on our business, financial condition and results of operations.

Our water supply could be affected by geological changes

Our access to water may be impacted by changes in geology or other natural factors, such as wells drying up, that we cannot control, and which may have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the "Royalty Law"), establishing a royalty tax to be applied to mining activities developed in Chile.

After the earthquake in February 2010 in the south of Chile, the government proposed changes to both the Royalty Law and the corporate tax rate that would raise tax rates in order to partially fund the recovery effort. Currently, these changes are in the legislature (Cámara de Diputados) awaiting approval.

We cannot assure you that the manner in which the Royalty Law is interpreted and applied will not change in the future. In addition, the Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. We are required to conduct environmental impact studies of any future projects or activities (or significant modifications thereto) that may affect the environment. The National Environmental Commission (the Comisión Nacional del Medio Ambiente, or "CONAMA") currently evaluates environmental impact studies submitted for its approval and oversees the implementation of projects, and private citizens, public agencies or local authorities may challenge projects that may adversely affect the environment, either before these projects are executed or once they are already operating. Enforcement remedies available include fines and temporary or permanent closure of facilities.

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

We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse impacts. We believe we are currently in compliance in all material respects with applicable environmental regulations in Chile. The only exception is for particulate matter levels that have exceeded permissible levels at the María Elena facilities. We believe that we are complying with current regulations at these facilities; however, we must complete a three-year monitoring period which ends in 2011. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

In connection with our current investments at the Salar de Atacama, we have obtained approval for an environmental impact assessment study that allows us to increase brine and water extraction, subject to a rigorous environmental monitoring system. The success of these investments is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

In connection with our future investments in nitrate and iodine operations, we have submitted and expect to submit several environmental impact assessment studies. The success of these investments is dependent on the approval of such submissions by the pertinent governmental authorities.

Our future development also depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact assessment studies. If we fail to obtain approval, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international environmental regulations. Since laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future laws, or changes to existing laws, will not materially adversely impact our business, financial condition and results of operations.

Our financial statements will be reported in accordance with IFRS as from January 1, 2010

As required by the SVS, we adopted IFRS as from January 1, 2010. We cannot ensure that changing to IFRS accounting principles will not affect our financial statements. If our future financial statements vary significantly from those expressed under Chilean GAAP, rating agencies, banks and investors may re-evaluate the Company's financial performance, which could, in turn, adversely affect our financial costs. These changes could have a material adverse effect on our business, financial condition and results of operations. In addition, IFRS as required by the SVS differs from U.S. GAAP.

Ratification of the International Labor Organization's Convention 169 concerning indigenous and tribal peoples might affect our development plans

In 2008, Chile, a member of the International Labor Organization ("ILO"), ratified the ILO's Convention 169 (the "Indigenous Rights Convention") concerning indigenous and tribal peoples. The Indigenous Rights Convention established several rights for indigenous individuals and communities. Among other rights, the Indigenous Rights Convention outlines that (i) indigenous groups be notified of and consulted prior to the development of any project on land deemed indigenous (right to veto was not included); and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in alleged indigenous land. The extent of these benefits has not been defined by the government. The new rights outlined in the Indigenous Rights Convention could affect the development of our investment projects in alleged indigenous lands which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Although a major earthquake affected parts of southern Chile in February 2010, SQM operations were not impacted. Chile is prone to earthquakes because it is located along major fault lines. A major earthquake could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Even though we maintain insurance policies standard for this industry with earthquake coverage we cannot assure you that a future seismic event will not have a material adverse effect on our business, financial condition and results of operations.

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

If the Company were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a passive foreign investment company, or PFIC, for 2010.  Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADRs.  For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See Item 10.E Taxation – United States Tax Considerations.

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

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period we acquired Kefco in Dubai and the iodine business of DSM. We also sold (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed SQM to concentrate its efforts on its core products.  In 2007, we completed the construction of a new prilling and granulating plant.  In 2008, we completed our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant. In 2009, we continued expansion of potassium-based products in the Salar de Atacama.

Capital Expenditure Program

We are constantly reviewing different opportunities to improve our production methods, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment.

SQM’s capital expenditures in the 2007-2009 period were the following:

(in millions of US$)	2009	2008	2007

Capital Expenditures (1)	376.2	286.6	185.0

(1)	For purposes of this item, capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

We have developed a capital expenditure program calling for investments totalling US$370 million for 2010 and a total of US$280 million during 2011. The main purpose of our capital expenditure program is to increase the production capacities of several of our products, including expansions in natural nitrates and potassium-based products from the Salar de Atacama. In addition, part of this investment plan is intended to modernize production processes in order to improve our operating efficiency.

During 2009, we had total capital expenditures of US$376.2 million, primarily due to:
•	continued construction of a new potassium nitrate production facility at Coya Sur;
•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded production capacity; and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

We have budgeted for 2010 and 2011 total capital expenditures of approximately US$650 million, primarily relating to:
•	completion of potassium nitrate expansion at Coya Sur;
•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded production capacity; and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

4.B.   Business Overview

The Company

We believe that we are the world’s largest integrated producer of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrients, iodine and lithium derivatives, potassium chloride and certain industrial chemicals (including industrial nitrates). Our products are sold in over 100 countries through our worldwide distribution network, with 86% of our sales derived from countries outside Chile in 2009.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six main categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; industrial chemicals; potassium chloride; and other commodity fertilizers. Specialty plant nutrients are fertilizers that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries, and a growing application is in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar energy plants as a means for energy storage. Potassium chloride is a commodity fertilizer that is produced and sold by the Company worldwide. During 2009, potassium chloride has begun to contribute significantly to our operations, and we expect this trend to continue in the near future. In addition, we complement our portfolio of plant nutrients through the buying and selling of other fertilizers mainly for use in Chile.

For the year ended December 31, 2009, we had revenues of US$1,436.9 million, operating income of US$441.9 million and net income of US$327.1 million. Our market capitalization as of December 31, 2009 was approximately US$9.89 billion.

Our Series A and Series B common shares are listed on the Santiago Stock Exchange. Our Series B ADRs have been listed on the NYSE since 1993. Our ticker symbols on the Santiago Stock Exchange for our Series A and Series B shares are “SQM-A” and “SQM-B,” respectively, and our ticker symbol on the NYSE for the Series B ADRs is “SQM.”

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

Iodine and its derivatives: We are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for liquid crystal displays (LCDs), antiseptics, biocides and disinfectants; in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers.

Lithium and its derivatives:  We are the world's leading producer of lithium carbonate, which is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), primary aluminum, lithium bromine for air conditioner equipment, continuous casting powder for steel extrusion, pharmaceuticals, and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry.

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

Potassium Chloride:  We produce potassium chloride from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, wheat and soy.

Other Commodity Fertilizers: In Chile we import fertilizers that are distributed through Soquimich Comercial S.A., offering complete fertilization services to our customers.

The following table sets forth the percentage breakdown of our revenues in the 2005-2009 period according to our product lines:

	2009	2008	2007	2006	2005
Specialty Plant Nutrition	45%	55%	49%	48%	54%
Iodine and Derivatives	13%	14%	18%	21%	17%
Lithium and Derivatives	8%	10%	15%	12%	9%
Industrial Chemicals	8%	7%	7%	7%	8%
Potassium Chloride	20%	8%	4%	3%	4%
Other Commodity Fertilizers	6%	6%	7%	9%	8%
Total	100%	100%	100%	100%	100%

Business Strategy

Our general business strategy is to:

(1)	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, costs, production, pricing and development of new products;

(2)	increase our production capacity of potassium-related fertilizers from the Salar de Atacama;

(3)	continually increase the efficiency of our production processes and reduce costs;

(4)	evaluate acquisitions, joint ventures and commercial alliances in each of our core businesses; and

(5)	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrients business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) increase our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets, in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine and its derivatives
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

Lithium and its derivatives
Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Industrial Chemicals
Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) maintain our leadership position in the industrial nitrates for thermal storage market and become a long-term, reliable source for the industry; and (iii) reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Potassium Chloride
Our strategy is to increase significantly our production capacity of potassium chloride. Our distribution strategy is (i) to offer a portfolio or package of products including potassium sulfate, potassium nitrate and other fertilizers to our traditional markets; and (ii) to focus in markets where we have logistical advantages.

New Business Ventures
From time to time we evaluate opportunities to expand our business in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future. We are currently exploring concessions for certain metallic minerals. If found, we may decide to exploit, sell or enter into a joint venture to extract these resources. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world's largest producer of potassium nitrate. We estimate that our sales accounted for approximately 50% of world potassium nitrate sales by volume in 2009. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate, potassium sulfate, urea phosphate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends").

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhouses and foliar applications. High-value crop farmers are prompted to invest in specialty plant nutrients due to their technical advantages over commodity fertilizers (such as urea and potassium chloride). These advantages translate into products and crops with higher yields and added quality. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as the aforementioned urea and potassium chloride.

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

In 2009, our sales from specialty plant nutrients were US$648.7 million, representing 45% of our total sales for that year. Decreased sales in 2009, compared to a peak in 2008, were due to lower demand and a decrease in prices as a result of global economic conditions.

Specialty Plant Nutrition:  Market

The target market for our specialty plant nutrients is high-value crops such as fruits, vegetables, and crops grown using modern agricultural techniques. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of green houses; (ii) the increase in the cost of land, which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase of consumption of fresh fruits and vegetables per capita; and (v) the increasing demand for higher quality crops.

Worldwide scarcity of water and weather changes forces farmers to develop new agricultural techniques, such as fertigation, that minimize water requirements. These applications require fully water-soluble plant nutrients.

Increasing land costs near urban centers also force farmers to maximize their yield per surface area. Specialty plant nutrients, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrients provide nitrogen in nitric form, crops absorb them faster than they absorb urea- or ammonium-based fertilizers, which provide nitrogen in ammonium form. This is because crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be converted into nitric form in the soil first. This process does not occur immediately as it takes time and requires special soil conditions, and it releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crop. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crop's yield and improving its quality.

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

The following table shows our sales volumes of and revenues from specialty plant nutrients for the years 2005 through 2009.

	2009	2008	2007	2006	2005
Sales Volume (Th. MT)
Sodium nitrate	16.5	22.8	45.9	43.3	63.3
Potassium nitrate and sodium potassium nitrate	392.1	538.2	695.3	615.0	690.2
Potassium sulfate	133.4	138.3	172.0	172.4	178.6
Blended and other specialty plant nutrients(1)	274.8	309.0	378.6	393.8	350.7
Revenues (in US$ millions)	648.7	978.9	580.8	503.1	487.8

(1)	Includes blended and other specialty plant nutrients. It also includes Yara's products sold pursuant to our commercial agreement.

Specialty Plant Nutrition:  Marketing and Customers

In 2009, we sold our specialty plant nutrients in close to 90 countries. During the same year, sales of the Company's specialty plant nutrients sales were exported: 24% were sold to customers in Central and South America (not including Chile), 7% to customers in Chile, 26% to customers in North America, 25% to customers in Europe and 18% to customers in other regions. No single customer represented more than 7% of SQM's specialty plant nutrient sales during 2009, and our 10 largest customers accounted in the aggregate for no more than 38% of sales during that period.

Sales Breakdown	2009	2008	2007	2006	2005
Central & South America	24%	34%	28%	29%	29%
North America	26%	19%	23%	22%	22%
Europe	25%	20%	19%	19%	20%
Chile	7%	7%	10%	9%	9%
Others	18%	20%	20%	21%	20%

The amounts set forth in the table above reflect sales of SQM's specialty plant nutrients products and do not include sales by SQM of third-party specialty plant nutrients products. We sell our specialty plant nutrients products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

In November 2001, we signed an agreement with Yara. This agreement allows us to make use of Yara's distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara's are marketed through our offices. Both parties, however, maintain an active control over the marketing of their own products.

We also signed a joint venture agreement with Yara and Israel Chemicals Limited at the end of 2001. Under this joint venture agreement, SQM, Yara, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends business through their participation in a Belgian company called NU3 N.V. ("NU3"), to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium, and Yara contributed its blending facility in the Netherlands. With this joint venture agreement, important synergies have been achieved, particularly in production costs, administration and the marketing of soluble blends, strengthening the development of new products and improving customer service.

In 2005, SQM and Yara formed a joint venture called MISR Specialty Fertilizers ("MSF"), for the production of tailor-made liquid NPK (nitrogen-phosphate-potassium) fertilizers. The plant is located in Egypt and has a production capacity of 80,000 metric tons per year.

In 2005, SQM also acquired 100% of the shares of Kefco, which has a urea phosphate plant located in Dubai. Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems. The plant has an annual production capacity of 30,000 metric tons.

In May 2008, we signed a commitment letter for a joint venture with Migao Corporation ("Migao") for the production and distribution of specialty plant nutrients in China. In 2009, we signed a shareholders agreement in connection with this joint venture. Through the joint venture, we will construct a potassium nitrate plant with a production capacity of 40,000 metric tons per year. We expect this plant to be ready during the fourth quarter of 2010. In addition, the joint venture will distribute the potassium nitrate produced by Migao in China and imports of SQM's specialty plant nutrients to China, and it will also handle any exports of potassium nitrate produced by the joint venture or by Migao. This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

In May 2009, SQM's subsidiary Soquimich European Holdings, entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility will be constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility will require a total investment of approximately US$2.2 million and should be operational by the second half of 2010.

In October 2009, SQM S.A. signed an agreement with Qingdao Star Plant Protection Technology Co., Ltd., resulting in the creation of the joint venture SQM Qingdao, for the production, distribution and sale of soluble NPK specialty plant nutrients in China. The agreement, a 50⁄50 joint venture, entails a total investment of US$2 million. The plant, located in the city of Jimo, province of Shangdong, is currently operational and will have an annual production capacity of 15,000 metric tons.

In December 2009, SQM signed an agreement with the French Roullier Group to form the joint venture "SQM VITAS." This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai will be the main focus of this joint venture. As part of the agreement, the SQM mixing plant located in Dubai becomes part of this joint venture.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients products are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price.

Our customers are located in both the northern and southern hemispheres. Consequently, there are no material seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

Specialty Plant Nutrition:  Fertilizer Sales in Chile

We market specialty plants nutrients in Chile through Soquimich Comercial S.A. which sells these products either alone or in blends with other imported products, mainly triple super phosphate (TSP) and diammonium phosphate (DAP), among others.

Soquimich Comercial sells imported fertilizers to farmers in Chile mainly for application in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits.  Most of the fertilizers that Soquimich Comercial S.A. imports are purchased on a spot basis from different countries in the world.

We believe that all contracts and agreements between Soquimich Comercial S.A. and third party suppliers, with respect to imported fertilizers, contain standard and customary commercial terms and conditions.  During the preceding ten years, Soquimich Comercial S.A. has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices, and we expect continuing to do so in the future.

We estimate that Soquimich Comercial S.A.'s sales of fertilizers represented approximately 34% of total fertilizer sales in Chile during 2009.  No single customer represented more than 4% of Soquimich Comercial S.A.’s total fertilizer sales revenues, and its 10 largest customers in total represented less than 10% of revenues.

Revenues generated by Soquimich Comercial S.A. represented 13.1% of the Company's 2009 consolidated revenues.  Soquimich Comercial S.A.'s consolidated revenues were approximately US$189 million, US$249 million and US$203 million, in 2009, 2008 and 2007 respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. ("Haifa"), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 38% of total world sales during 2009 (excluding sales by Chinese producers who generally sell to the domestic Chinese market).

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

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

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

Iodine and its derivatives

We believe we are the world's largest producer of iodine. In 2009, our revenues from iodine and iodine derivatives amounted to US$190.3 million, representing 13% of our total revenues in that year. We estimate that our sales accounted for 25% of world iodine sales by volume in 2009.

Iodine:  Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCDs, chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

Iodine:  Our Products

We produce iodine, and through a joint venture with Ajay North America L.L.C., ("Ajay"), a U.S.-based Company, we produce organic and inorganic iodine derivatives. Ajay-SQM Group ("ASG"), established in the mid 1990s, has production plants in the United States, Chile and France. ASG is the world's leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table sets forth our total sales and revenues from iodine and iodine derivatives in the years 2005 through 2009:

	2009	2008	2007	2006	2005
Sales Volume (Th. MT)
Iodine and derivatives	7.2	10.5	9.1	9.8	8.1
Revenues (in US$ millions)	190.3	246.9	215.1	217.7	149.1

Our sales revenues in 2009 dropped from US$246.9 million to US$190.3 million mainly due to significantly lower sales volumes as a consequence of the global economic slowdown, partially offset by higher prices.

Iodine:  Marketing and Customers

In 2009, we sold our iodine products to over 300 customers in more than 70 countries. During the same year, most of our sales were exported: 31% was sold to customers in Europe, 36% to customers in North America, 3% to customers in Central and South America and 30% to customers in Asia, Oceania and other regions. No single customer accounted for more than 6% of the Company's iodine sales in 2009, and our ten largest customers accounted in the aggregate for no more than 43% of sales.

Sales Breakdown	2009	2008	2007	2006	2005
Europe	31%	30%	31%	34%	30%
North America	36%	40%	38%	40%	37%
Central & South America	3%	2%	5%	5%	13%
Others	30%	28%	26%	21%	20%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders and short, medium and long-term contracts. Sales agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine:  Competition

SQM and several producers in Chile, Japan and the United States are the world's main iodine producers. There is also production of iodine in Russia, Turkmenistan, Indonesia and China.

Iodine production in Chile starts from minerals, whereas in Japan, the United States, Russia, Turkmenistan and Indonesia producers extract iodine from underground brines which are mainly obtained together with the extraction of natural gas. In China, iodine is extracted from seaweed.

We estimate that eight Japanese iodine producers accounted for approximately 25% of world iodine sales in 2009. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 10% of the world iodine sales (excluding recycling).

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd.) accounted for almost 5% of world iodine sales in 2009, while four Chilean companies, including SQM, accounted for approximately 53% of such sales (25% by SQM and 28% by the other Chilean producers). Other Chilean producers include ACF Minera S.A. and Atacama Chemical S.A., which is controlled by Inverraz S.A. Additionally, Atacama Minerals Corp., a Canadian company, has its iodine operations in Chile. In 2009, a new U.S.-based player, Iofina, entered the iodine market. We believe that Iofina could become a relevant player in coming years.

Iodine recycling is an increasing trend worldwide. Several Japanese producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 15% of world iodine sales. It is estimated that around 70% to 75% of the world recycling was done by Japanese iodine producers.

SQM, through ASG or alone, is also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

We estimate that worldwide sales of iodine amounted to approximately 25,500 metric tons in 2009.

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$28 per kilogram in 2009.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Prices for iodine and iodine-derivative products in the future are expected to be influenced by similar supply and demand factors and the business strategies of major producers, a few of whom either have or can acquire additional production capacity. The largest spare production capacity is currently held by us.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size of our mining reserves and the production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationships we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

We have a total production capacity of approximately 11,000 metric tons of iodine per year which exceeds our current production levels. Due to the decline in iodine demand during the year 2009, our sales decreased, and our inventories increased. We are planning to adjust inventory levels during 2010.

Lithium and its derivatives

We believe we are the world's largest producer of lithium carbonate and one of the world's largest producers of lithium hydroxide. In 2009, our revenues from lithium sales amounted to US$117.8 million, representing 8% of our total revenues. We estimate that our sales accounted for approximately 31% of the world's demand of lithium chemicals in volume.

Lithium:  Market

Lithium carbonate is used in a variety of applications, including batteries, ceramic and enamel frits, heat resistant glass (ceramic glass), primary aluminum, air conditioning chemicals, continuous casting powder for steel extrusion, synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and battery industries.

Lithium:  Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of such lithium carbonate plant is 40,000 MT per year. We believe that the technologies we use, together with the high concentrations of lithium we obtain from the Salar de Atacama, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 MT per year and is one of the largest plants in the world.

The following table sets forth our total sales and revenues from lithium carbonate and its derivatives during the years 2005 through 2009:

	2009	2008	2007	2006	2005
Sales Volume (Th. MT)
Lithium and derivatives	21.3	27.9	28.6	30.4	27.8
Revenues (in US$ millions)	117.8	172.3	179.8	128.9	81.4

Our sales revenues in 2009 reached US$117.8 million, a decline from US$172.3 million in 2008, mainly due to significantly lower sales volumes and lower prices, resulting from the global economic slowdown.

Lithium: Marketing and Customers

In 2009, we sold our lithium products to approximately 270 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: 31% to customers in Europe, 14% to customers in North America, 53% to customers in Asia and Oceania and 2% to customers in other regions. No single customer accounted for more than 13% of the Company's sales in 2009, and our ten largest customers accounted in the aggregate for no more than 52% of sales.

Sales Breakdown	2009	2008	2007	2006	2005
Europe	31%	31%	34%	32%	33%
North America	14%	18%	21%	24%	25%
Asia & Oceania	53%	48%	38%	36%	31%
Others	2%	2%	7%	8%	11%

Lithium:  Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH ("Chemetall," a subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation ("FMC"). In addition, a number of Chinese producers together accounted for approximately 29% of the world market in 2009 in volume. Chemetall produces lithium carbonate in its operations located in Chile through Sociedad Chilena del Litio Limitada and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina through Minera del Altiplano S.A., where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Lithium carbonate is being produced in China and we believe this production will increase in the near future. Other new projects to develop lithium deposits worldwide have been announced recently. We believe that some of these projects could develop into significant market players in the long term.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding direct use for lithium minerals) amounted to approximately 68,500 metric tons in 2009.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce three grades of sodium and potassium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in their chemical purity. Our industrial grades of sodium and potassium nitrate also differ from agricultural grade in the degree of purity. We enjoy certain operational flexibility when producing industrial sodium and potassium nitrate because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce and commercialize other industrial chemicals such as boric acid—a by-product of the production of potassium sulfate—and industrial-grade potassium chloride, both sold into industrial markets in crystalline form. In 2009, our revenues from industrial chemicals were US$115.4 million, representing 8% of our total revenues for that year.

Industrial Chemicals:  Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes and various chemical processes and metal treatments. In addition, the most significant growth potential comes from industrial nitrates for thermal storage in solar energy projects.

Boric acid is mainly used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits, and LCD flat panel displays.

Industrial potassium chloride is mainly used as an additive in oil and gas drilling fluids as well as in the production of carragenine.

Industrial Chemicals:  Our Products

The following table sets forth our sales volumes of industrial chemicals and total revenues during the years 2005 through 2009:

	2009	2008	2007	2006	2005
Sales Volume (Th. MT)
Industrial nitrates	149.2	161.9	175.2	162.0	176.3
Boric Acid	3.4	7.2	9.2	9.7	6.3
Revenues (in US$ millions)	115.4	123.6	81.2	71.3	70.5

Sales of industrial chemicals dropped from US$123.6 million in 2008 to US$115.4 million, mainly due to lower sales volumes as consequence of the global economic slowdown.

Our aggregate nitrate production capacity, including potassium nitrate, sodium nitrate and sodium potassium nitrate, is approximately 1.2 million metric tons, including production capacity at the new potassium nitrate plant that will be finished by the second half of 2010 and the idle production capacity at existing nitrate plants.

Industrial Chemicals:  Marketing and Customers

We sold our industrial nitrate products in more than 50 countries in 2009. Thirty percent of our sales of industrial chemicals were made to customers in North America, 45% to customers in Europe, 18% to customers in Central and South America and 7% to customers in Asia, Oceania and other regions. No single customer accounted for more than 14% of the Company's sales of industrial chemicals in 2009, and our ten largest customers accounted in the aggregate for no more than 40% of such sales.

Sales Breakdown	2009	2008	2007	2006	2005
North America	30%	34%	40%	41%	42%
Europe	45%	38%	34%	29%	28%
Central & South America	18%	18%	17%	17%	17%
Others	7%	10%	9%	13%	13%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our industrial sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa and South America to achieve prompt deliveries to customers. Industrial sodium and potassium nitrate sales are made pursuant to spot purchase orders. Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and continuously work with them to develop new products or applications for our products.

Industrial Chemicals:  Competition

We believe we are the world's largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented 49% of world demand in 2009 (excluding China and India internal demand, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.) and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 34% market share in the industrial sector. We estimate our market share at approximately 39% for 2009.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the boric acid market, we are a relatively small producer mainly supplying regional needs.

In the industrial potassium chloride market, we intend to increase our current minor presence.

Potassium Chloride

In 2009, our potassium chloride revenues amounted to US$284.8 million, representing 20% of our total revenues in 2009. We are currently making investments in potassium chloride that will enable us to increase our production and sales of this product. We expect this trend to continue in the future.

We produce potassium chloride by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Potassium chloride is the most common source of potassium found in fertilizers. Because of its high chloride content, potassium chloride is used in crops such as wheat, corn, soy and rice among others. Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant's structure, it is essential to the development of its basic functions.

Potassium chloride is also an important component for our specialty plant nutrients business line. It is used as a raw material to produce potassium nitrate.

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

However, market demand and production are being pushed towards existing levels of production capacity. For much of 2008, demand outpaced production, which led to substantial increases in potassium chloride prices. During the latter part of 2008, however, demand for potassium chloride began to fall as a result of the global economic slowdown.

During 2009, demand was estimated to be approximately 40% lower than in 2008. Major producers continued their strategy of matching production to demand. These producers, however, still ended 2009 with historically high inventories. During the last quarter of 2009, important contract negotiations between major potassium chloride producers and buyers concluded, which in turn helped to stabilize prices. As a result, demand has slowly begun to recover since the fourth quarter of 2009.

Potassium Chloride: Our Products

Potassium chloride differs from our other specialty plant nutrient products because it is a commodity fertilizer and contains chloride. SQM offers potassium chloride in two grades: standard and granular.

The following table shows our sales volumes of and revenues from potassium chloride during the years 2005 through 2009.

	2009	2008	2007	2006	2005
Sales Volume (Th. MT)
Potassium Chloride	556.5	185.6	179.0	126.4	128.8
Revenues (in US$ millions)	284.8	140.0	51.3	32.1	32.4

Potassium Chloride: Marketing and Customers

In 2009, we sold potassium chloride in approximately 44 countries. Eight percent of our sales were sold to customers in Chile, 26% to customers in Latin America and 66% to customers in other regions.

Sales Breakdown	2009	2008	2007	2006	2005
Chile	8%	58%	63%	62%	82%
Latin America	26%	23%	18%	17%	18%
Others	66%	19%	19%	21%	0%

In April of 2009, SQM announced that it had signed a supply contract with Potash Corporation of Saskatchewan (“PCS”). The agreement establishes that SQM Salar S.A., affiliate of SQM, will sell to PCS Sales (USA) Inc., affiliate of PCS, between 150,000 and 250,000 tons annually of potassium chloride to be sold by PCS in Japan, India and China. The negotiated period of the contract will be from May 1, 2009 to May 1, 2012. Sales for this contract will be made at market prices.

Potassium Chloride: Competition

We estimate that SQM accounted for approximately 2% of global sales in 2009. We also believe that the largest producers of potassium chloride are PCS, accounting for approximately 12% of the global sales, and the companies Urakali Group and BPC Limited, which together account for 27% of global sales.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits: contain nitrates and iodine.

•	Salar brines: contain potassium, lithium, sulfate and boron.

Caliche Ore Deposits

Caliche deposits are located in northern Chile, where during 2009 we operated four mines: Pedro de Valdivia, María Elena (El Toco), Pampa Blanca and Nueva Victoria. In March 2010, operations at the El Toco (mining site of Maria Elena production facilities) and Pampa Blanca mines were temporarily suspended due to decreased global demand for nitrates and iodine during the preceding 15 months. These operations were also suspended in an effort to optimize inventory of these products.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to five meters, and with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance, sampling and drilling caliche ore to determine the features of each deposit and its quality. Drill-hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

Generally, bulldozers first rip and remove the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing facilities. Until the suspension of the mining operations at El Toco, trucks hauled the ore and dumped it directly at a crushing installation, after which a 14-kilometer-long overland conveyor belt system delivered the ore to the processing facilities.

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. This same process was followed at the El Toco mining operation until operations were suspended in March 2010.

In Nueva Victoria, the run of mine ore is loaded in heaps and leached to produce concentrated solutions. This process was also used at Pampa Blanca operations until mining operations were suspended.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium Nitrate

During 2009, sodium nitrate for both agricultural and industrial applications was produced at the María Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. The residue resulting from the crushing of the caliche ore is leached at ambient temperature with water, producing a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities, near María Elena, for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively and efficiently.

The remaining materials from the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is re-cycled for further leaching and for the extraction of iodine.

Our total current crystallized sodium nitrate production capacity at Pedro de Valdivia facility is approximately 430,000 metric tons per year. Crystallized sodium nitrate is processed further at Coya Sur and María Elena production plants to produce prilled sodium nitrate, which is transported to our port facilities in Tocopilla for shipping to customers and distributors worldwide. A significant part of the sodium nitrate produced at María Elena, until its temporary suspension in March 2010, and Pedro de Valdivia was used in the production of potassium nitrate at Coya Sur, sodium potassium nitrate at María Elena and a highly refined industrial grade sodium nitrate at Coya Sur.

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

Concentrated nitrate salts were produced at Pampa Blanca up to March 2010, and are currently produced at Nueva Victoria by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrate. These solutions are sent to plants where iodine is extracted and subsequently the solutions are sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salt is produced. These concentrated nitrate salts are sent to Coya Sur or another of our salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is approximately 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect to increase that production capacity by approximately 300,000 metric tons per year by mid 2010. The effective production of the new facility will depend on the availability of nitrate salts to feed the facility.

The nitrates produced in crystallized or prilled form at Coya Sur have been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. Potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors.

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

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia and Nueva Victoria facilities. We also produced iodine at our Iris facility from December 2008 until July 2009. During 2009, Iodine was produced by extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As of March 2010, mining operations at Maria Elena and Pampa Blanca were temporarily suspended. As a result of these suspensions, we expect that iodine production in 2010 will be approximately 20% lower compared to 2009. We also expect that nitrate production should decline slightly.

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

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented, then packed in 20-50 kilogram drums or 350-700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the new ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland —of the quality management system.

Our total iodine production in 2009 was approximately 10.1 thousand metric tons: approximately 2.6 thousand metric tons from Pedro de Valdivia, 1.2 thousand metric tons from María Elena, 1.2 thousand metric tons from Pampa Blanca, and 5.1 thousand metric tons from Nueva Victoria and Iris. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 11,000 MT.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay that purchases iodine from us. We have in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt- encrusted depression within the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout such Salar. Our production rights to the Salar de Atacama are pursuant to a lease contract with the Chilean government, expiring in 2030.

Brines are pumped from depths between 1.5 and 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, lithium carbonate, lithium hydroxide, lithium chloride, potassium sulfate, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium chloride and sodium chloride. One portion of this mixture is harvested and stored, and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related production facilities in the Salar de Atacama currently have a production capacity in excess of up to 1.5 million metric tons per year. Actual production capacity will depend on volumes and quality of the mining resources pumped from the Salar de Atacama. During 2009 actual production was higher than in 2008 and we expect that 2010 production will be higher than in 2009.

During 2009, we increased production capacity of our potassium chloride facility to approximately 1,050,000 metric tons per year. In addition, we converted our potassium sulfate facility to a dual plant, with the production capacity to produce only potassium chloride or to produce both potassium sulfate and potassium chloride. If the facility produces only potassium chloride, we have an additional 460,000 metric tons per year of production capacity of potassium chloride.

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

Lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide monohydrate facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide monohydrate, which is dried and packaged for shipment to customers.

Lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a byproduct of potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to preconcentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Production capacity for potassium sulfate is approximately 300,000 MT per year. During the next three years, this dual-plant will be used principally to produce potassium chloride. After 2012, this plant will be used to produce both potassium chloride and potassium sulfate.

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

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and diesel and fuel oil in heat generation. We use diesel and fuel oil as the main energy source in heat generation. Our raw material costs (excluding caliche ore, salar brines and including energy) represented 24.1% of our cost of sales in 2009.

In 1998, we entered into a long-term (15-year) electricity supply agreement with Norgener S.A., a major Chilean electricity producer. In 1999, we entered into a long-term electricity supply agreement with Electroandina S.A., also a major Chilean electricity producer. The agreement has a 10-year term, extending to 2009, with two, three-year renewal options exercisable by us. In 2009, we exercised our first extension option. Since April 2000, we have been connected to the northern power grid, which currently supplies electricity to most cities and industrial facilities in northern Chile. During 2006 and 2007, Norgener and Electroandina asked to change their contracts due to the gas restrictions from Argentina that modified their costs. Under both contracts, the price was finally adjusted upwards and the readjustment clauses were modified.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year. This gas supply was sufficient to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government has imposed restrictions on the supply of natural gas and, in 2009, we only received from Argentina, in a non-continuous basis, approximately 25% of the gas received in a normal year. Consequently, we have had to use other higher-cost fuels as substitutes for natural gas.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. In addition to the potassium chloride produced by us, we acquire potassium chloride from

Sociedad Chilena del Litio Limitada, a local Chilean supplier. Diesel fuel is obtained under contracts that provide for sales of fuel at international market prices.

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

We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements.  See Item 3.  Key Information for a discussion under "Risk Factors" of how changes in mining, water rights and environmental laws could affect our operating costs. We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (“CCHEN”) regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets quotas for the tonnage of lithium authorized to be sold each year.

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

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made affecting companies that hire subcontractors to provide certain services.  This new law, known as the “Law on Subcontracting”, establishes a new requirement that applies in the event of accidents in the workplace.  The law states that when a serious accident occurs, the company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures the company must take to prevent future risks.  Work may not be resumed until the company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer.  The effects of this new law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20.393 went into effect, establishing a system of criminal liability for legal entities.  The objective of the new regulation is to allow legal entities to be prosecuted for the crimes of (a) asset laundering, (b) financing terrorism, and (c) bribery, where such crimes are committed by people who hold relevant positions within a legal entity, in order to benefit that legal entity.  The law establishes a prevention model that includes, among others, the designation of a person in charge of prevention and the establishment of special programs and policies.  The implementation of this model can exempt the company from liability.

On January 1, 2010, Law No. 20.382 went into effect, introducing modifications to Law No. 18.045 (relating to the Securities Market) and Law No. 18.046 (relating to Corporations).  The new law relates to corporate governance and in general seeks to improve such matters as the professionalization of senior management at shareholder corporations, the transparency of information, and the detection and resolution of possible conflicts of interest.  The law establishes the concept of an independent director for certain corporations, including SQM S.A.  Such director has a preferential right to be a member of the Directors’ Committee, which position, in turn, grants the director further powers.  The new independent director may be elected by any shareholder with an ownership interest greater than 1% in the company, but he or she must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders.  The Law also refines the regulations regarding the information that companies must provide to the general public and to the Superintendency of Securities and Insurance, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Assessment Service and the Superintendency of the Environment and to introduce important amendments to environmental regulations in terms of setting up new agencies and introducing new provisions in procedures applicable to projects which operations bear impacts in the environment.  The new Ministry shall design and implement environmental policies relating to environmental conservation, sustainable growth and protection of Chile's renewable energy resources.  In addition, the Ministry will be responsible for enacting emission and quality standard regulations as well as recovery and decontamination plans.  The Environmental Assessment Service will pursue procedures at the Environmental Impact System where projects are environmentally approved or rejected.  In procedures for obtaining the environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments.  Moreover, summary procedures, such as Environmental Impact Statements, will allow such oppositions and comments under certain circumstances.  Technical reports from governmental agencies would be considered bound for final decision.  The Superintendency of the Environment will be an independent agency in charge of coordinating other governmental agencies in their environmental obligations.  Likewise, will receive, investigate and decide complaints concerning the infringement of environmental regulations and sanction violators delivering injunction orders or levying relevant fines.

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

In Chile, the main regulations on these matters that are applicable to SQM are the Code on Safety in Mining Operations, the Health Code, the Law on Subcontracting, and the Environmental Framework Law. The latter was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the National Service of Environmental Impact Assessment, and the Environmental Enforcement Superintendence. The Environmental Enforcement Superintendence will begin operations once the complementary legislation and regulation is enacted, which is expected to occur between 2010 and 2011.

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions for the people working at its mining sites. In addition to the role played by the Company in this important matter, the government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The State, acting through the Ministry of Health and the National Service for Geology and Mining (“Sernageomin”), performs health and safety inspections and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act of 1989 (Ministry of Mining, Code on Safety in Mining Operations or “Reglamento de Seguridad Minera,” Supreme Decree DS No. 72, amended by DS No. 132/2002) protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (“Reglamentos Internos Mineros”) establish our obligation to maintain a workplace that is safe and free of health risks, inasmuch as this is reasonably practicable. We must comply with the general provisions of the Health and Safety Act 1999 (Ministry of Health, Standards on Basic Sanitary and Environmental Conditions in the Workplace, or “Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo” DS No. 594, amended by DS No. 57/2003), our own internal standards, and the provisions of the Mine Health and Safety Act of 1989. In the event of non-compliance, the Ministry of Health and particularly the National Service for Geology and Mining are entitled to use their enforcement powers to ensure compliance with the law.

The new and modified Environmental Framework Law replaced the National Commission of the Environment (“Comisión Nacional de Medio Ambiente” or “CONAMA”) with the Ministry of the Environment, which now is the governmental agency responsible for coordinating and supervising environmental issues. Under the new Environmental Framework Law, we will continue to be required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. Now, with the above mentioned modifications to the Environmental Framework Law, the National Service of Environmental Impact Assessment, together with other public institutions with mandates related to the environment, evaluates environmental impact studies submitted for its approval, and also audits the environmental performance during the construction and operation of the projects. The Environmental Framework Law also promotes citizen participation in project evaluation and implementation.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, CONAMA approved a plan to reduce the atmospheric particulate levels below permissible levels by July of the same year, with certain amendments, by Decree No. 164/1999. Although we followed the plan, and reduced substantially the atmospheric particulate concentration levels at our production facilities at Maria Elena, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. A new plan was published by Decree No. 37/2004 on March 2004, and it called for an 80% reduction of the emissions of atmospheric particulate material in two years. We designed a new project to modify the milling and screening systems used in the processing of the caliche ore at María Elena facilities, in order to achieve the necessary reduction of particulate material emissions. An environmental impact study for this project was approved by CONAMA through Resolution No. 270 in October 2005. Upon issuing the approval for the environmental impact study, CONAMA issued the Decree No. 53975, authorizing this project as the one through which we would comply with the emission reductions required by Decree No. 37/2004. Construction of this project was completed in December of 2008, and currently the new plant is operating in good condition, which has allowed for the permanent closure of the old milling and screening facility at Maria Elena, reduced particulate material emissions, and consequently improved air quality in the area. Compliance of air quality standards required by law has to be assessed upon gathering air quality monitoring data for 3 consecutive years (2009 through 2011).

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.50% of the total). However, a decontamination plan was developed by CONAMA, and its formal approval is expected during 2010. During 2008 and 2009, SQM implemented control measures for particulate emissions in our port operations according to the requirements of this plan.

We continuously monitor the impact of our operations on the environment and have made, from time to time, modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and applying an Environmental Management System (“EMS”) to continuously improve our environmental performance.

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

4.C.  Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM.  The following is a summary of our main subsidiaries as of March 31, 2010. For a list of all our consolidated subsidiaries see Note 2(e) to the Consolidated Financial Statements.

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

4.D.     Property, Plant and Equipment

Discussion of our mining rights is organized below according to the geographic location of our mining operations. SQM's mining interests located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”), referred to collectively as the “Caliche Ore Mines”, are discussed first. The Company's mining interests within the Atacama Desert in the eastern region of el Norte Grande (the “Salar de Atacama Brines”) are discussed second.

Description of the Caliche Ore Mines

As of December 31, 2009, we held exploitation rights to mineral resources representing approximately 557,875 hectares, and we have applied for additional exploitation rights for approximately 1,720,000 hectares.  In addition, we held exploration rights to mineral resources representing approximately 16,700 hectares, and we have applied for additional exploration rights for approximately 253,300 hectares. As part of these rights, we have four mines covering an area of approximately 574,575 hectares.  These four mines are currently being exploited.

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

Pedro de Valdivia
The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway.  These facilities have been in operation for approximately 78 years and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities.  Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 11.22 years.  Electricity, diesel, and fuel oil are the primary sources of power for this operation.

María Elena
We operated mining facilities at Maria Elena until March 2010. The Maria Elena mine and facilities are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities were operated for approximately 83 years before operations were suspended and were previously owned and operated by Anglo Lautaro. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. The power sources of power utilized are mainly electricity, diesel, and fuel oil. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 7.83 years.

Pampa Blanca
We operated mining facilities in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, until operations were suspended in March 2010. Ore from the Pampa Blanca mine was transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 10.89 years. The power source utilized is mostly electricity, produced by mobile diesel generators.

Nueva Victoria
We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. Nueva Victoria mine includes former Iris mining property acquired from DSM Minera S.A. in 2006. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 6.41 years. The power source utilized is mostly electricity, obtained from the Northern Power Grid (SING).

Description of the Salar de Atacama Brines

Salar de Atacama Brines

We hold rights to exploit the mineral resources in an area covering approximately 228,270 hectares of land in the Salar de Atacama in northern Chile, and we have applied for additional exploitation rights covering approximately 48,805 hectares.  In addition, we hold exploration rights covering approximately 947,100 hectares, and we have applied for additional exploration rights covering approximately 49,800 hectares.  Exploration rights are valid for a period of two years, after which the Company can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The Weighted Average Age of our mining facilities at the Salar de Atacama is approximately 10.68 years.  The main source of power used by the operation is electricity.

Additional Mining Operations Leased in the Salar de Atacama Region

SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 228,270 hectares of land in the Salar de Atacama in northern Chile.  These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”).  Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred.  The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030.  SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines.  In the years 2009, 2008 and 2007, royalty payments amounted to approximately US$17.5 million, US$17.7 million and US$13.9 million, respectively.

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

Concessions, Extraction Yields and Reserves for the Caliche Ore Mines and Salar Brines

Concessions Generally

Caliche ore.  We hold our mineral rights pursuant to one of two types of exclusive concessions granted pursuant to applicable law in Chile:

(1) “Exploitation Concessions”  These are concessions whereby we are legally entitled to use the land in order to exploit the mineral resources contained therein on a perpetual basis subject to annual payments to the Chilean government; or

(2) “Exploration Concessions”  These are concessions whereby we are legally entitled to use the land in order to explore for mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years if the area covered by the concession is reduced by half.

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

Concessions for the Caliche Ore Mines and Salar Brines

Approximately 67% of our total mining concessions are held pursuant to Exploitation Concessions and 33% pursuant to Exploration Concessions, not including areas within the Salar de Atacama.  Of the Exploitation Concessions, approximately 85% have been already granted pursuant to applicable Chilean law, and approximately 15% are in the process of being granted. Of the Exploration Concessions, approximately 90% have been already granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted. Chile owns substantially all the surface land covering our Exploration and Exploitation Concessions.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$7.7 million in the year 2009.

The following table sets forth our exploitation and exploration concessions as of December 31, 2009:

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	584	148,802	1	300	585	149,102
El Toco(1)	615	182,804	25	4,900	640	187,704
Pampa Blanca(1)	464	137,112	1	200	465	137,312
Nueva Victoria	342	89,157	18	11,300	360	100,457
Salar de Atacama	447	277,075	2,502	996,900	2,949	1,273,975
Subtotal mines	2,452	834,950	2,547	1,013,600	4,999	1,848,550
Other caliche areas	7,777	1,720,000	733	253,300	8,510	1,973,300
Other salars and other areas	585	116,933	210	53,500	795	170,433
Subtotal other Areas	8,362	1,836,933	943	306,800	9,305	2,143,733
Total	10,814	2,671,883	3,490	1,320,400	14,304	3,992,283
 (1) Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010.

Extraction Yields

The following table sets forth certain operating data relating to each of our mines:

(values in thousands, unless otherwise stated)	2009	2008	2007
Pedro de Valdivia
Metric tons of ore mined	11,631	11,003	10,670
Average grade nitrate (% by weight)	7.3	7.1	7.5
Iodine (parts per million (ppm))	363	345	354
Metric tons of crystallized nitrate produced	434	407	422
Metric tons of iodine produced	2.6	2.2	2.3
María Elena(1)
Metric tons of ore mined	5,443	4,683	4,651
Average grade nitrate (% by weight)	6.8	7.1	7.4
Iodine (ppm)	375	358	363
Metric tons of crystallized nitrate produced	155	151	167
Metric tons of iodine produced	1.2	1.0	1.0
Coya Sur(2)
Metric tons of crystallized nitrate produced	193	302	257
Pampa Blanca(1)
Metric tons of ore mined	3,785	3,811	3,108
Iodine (ppm)	645	533	527
Metric tons of iodine produced	1.2	1.1	1.1
Nueva Victoria
Metric tons of ore mined	17,326	15,760	12,285
Iodine (ppm)	463	475	495
Metric tons of iodine produced	5.1	4.0	3.7
Salar de Atacama
Metric tons of lithium carbonate produced(3)	14	30	30
Metric tons of potassium chloride produced	886	700	611
Metric tons of potassium sulfate produced	189	163	157
Metric tons of boric acid produced	5	8	7

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010.

(2)
Includes production at Coya Sur from treatment of fines from María Elena and Pedro de Valdivia, nitrates from pile treatment at Pampa Blanca and net production from NPT, or "technical (grade) potassium nitrate," plants.

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

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

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

Probable reserves are the economically mineable part of an "indicated mineral resource" and, in some circumstances, a "measured mineral resource." An indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. A measured mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Proven reserves are the economically mineable part of a measured mineral resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

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

Our estimates of our proven reserves of caliche ore at each of our mines as of December 31, 2009 are as follows:

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	166.6	7.1%	368
María Elena	137.9	7.3%	412
Pampa Blanca	71.7	5.6%	544
Nueva Victoria (2)	305.0	5.9%	458

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2009, are as follows:

Mine	Probable Reserves (1) (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	85.2	6.9%	482
María Elena	97.8	7.3%	380
Pampa Blanca	447.8	5.8%	538
Nueva Victoria (2)	102.4	5.8%	396

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

(2)
Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

(3)	Operations at El Toco and Pampa Blanca mines were temporarily suspended in March 2010.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 16% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 84% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2009, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 7,992 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 296 hectares and, in addition, carried out in-depth sampling of approximately 2,384 hectares (674 hectares at Pedro de Valdivia, 33 hectares at María Elena and 1,677 hectares at Nueva Victoria). The exploration and development program in 2010 calls for a basic reconnaissance program over a total area of 2,471 hectares, general exploration over a total area of about 86 hectares and, in addition, in-depth sampling of approximately 1,642 hectares.

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploration concessions of approximately 819.2 square kilometers where we have carried out brine sampling and geostatistical analysis. We estimate that proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters in some areas and up to a depth of 200 meters in approximately 5% of our total exploration concessions, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)
Potassium (K +) (2)	50.4	11.3
Sulfate (SO4 2-) (3)	37.2	2.2
Lithium (Li +) (4)	2.7	2.7
Boron (B 3+) (5)	1.1	0.2

Notes on Reserves:

(1)
Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 37%.

(5)	Recoveries for boron vary from 28% to 32%.

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geostatistical study using the Kriging Method in 2D. We calculate the quality of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable percentage, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves. This procedure is used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

PORTS AND WATER RIGHTS

We operate port facilities at Tocopilla in the North of Chile for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid by us. We also hold water rights for a supply of water from rivers and wells near our production facilities sufficient to meet our current operational requirements.

PRODUCTION FACILITIES
Our principal production facilities are located near our mines and extraction facilities in northern Chile.  The following table sets forth the principal production facilities as of December 31, 2009:

Location	Type of Facility	Approximate Size (Hectares)
Pedro de Valdivia (1)	Nitrates and iodine production	110
María Elena (1)	Nitrates and iodine production	90
Coya Sur (1)	Nitrates and iodine production	220
Pampa Blanca (1)	Concentrated nitrate salts and iodine production	129
Nueva Victoria (2)	Iodine production	315
Salar de Atacama (1)(3)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	2,794
Salar del Carmen, Antofagasta (1)	Lithium carbonate and lithium hydroxide production	63
Tocopilla	Port facilities	22

(1)           Includes production facilities, solar evaporation ponds and leaching heaps.

(2)           Includes production facilities and solar evaporation ponds.

(3)           We lease the exploitation rights used at the Salar de Atacama from Corfo.

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2009, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$75.9 million), María Elena (US$196.8 million), Coya Sur (US$235.1 million), Pampa Blanca (US$15.7 million), Nueva Victoria (US$141.8 million), Salar de Atacama (US$433.6 million), Salar del Carmen (US$92.3 million) and Tocopilla (US$58.6 million).

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

The approximate Weighted Average Age of our production facilities as of December 31, 2009 was as follows: Pedro de Valdivia (11.22 years), María Elena (7.83 years), Coya Sur (8.16 years), Nueva Victoria (6.41 years), Salar de Atacama (10.68 years), and Salar del Carmen (7.49 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 11.03 years. We consider the condition of our principal plant and equipment to be good.

The map below shows the location of SQM's principal mining operations and land concessions which have been granted and those that are in the process of being granted.

N
UTM COORDINATES
ARICA
XV Region
IQUIQUE
I Region
NUEVA VICTORIA
SALAR DE CARCOTE
II Region
TOCOPILLA
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DEL CARMEN
TALTAL
= 100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES AND LAND COVERED BY CONCESSIONS

SCALE = 1:1500000

Date : December 31, 2009

TRANSPORTATION AND STORAGE FACILITIES

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

The main center for our production and storage of raw materials is the hub composed of the facilities in Coya Sur, Pedro de Valdivia and María Elena. Our Salar de Atacama facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and first stored at our Pedro de Valdivia mine, and then transported by rail to the plants described in the next paragraph, for further processing. Nitrate raw material was also produced at our El Toco and Pampa Blanca mining facilities until operations were temporarily suspended in March 2010 at these locations. Nitrate raw material produced at these two facilities were transported by conveyor belt (El Toco) and trucks (Pampa Blanca) to plants for further processing.

Nitrate finished products are produced at our facilities in María Elena and Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk.
Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Product transported to Coya Sur is used as a raw material for the production of potassium nitrate or for potassium chloride finished product.
Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by truck to the Tocopilla Port Terminal.

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

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT) operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the conveyor belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total production capacity of 55,000 metric tons, and an open storage area for approximately 230,000 metric tons. Additionally, to meet future storage needs, the Company will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the bagging capacity is approximately 300,000 metric tons per year.

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

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in limited cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer- owned equipment.

Tocopilla processes related to the reception, handling, storage, and shipment of bulk/packaged nitrates produced in Coya Sur are certified by third party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies applied in the preparation of our Chilean GAAP consolidated financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with limited management’s judgment in their application. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from a case-by-case analysis of the probability of our customers being unable to make required payments. If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances might be required. We routinely review the financial condition of our customers and make assessments of collectability.

Deferred income tax asset valuation allowance

We and each of our subsidiaries compute and pay income tax on a separate basis, except for our U.S. subsidiaries. We estimate our tax exposure and assess temporary differences resulting from differing treatment of various items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our consolidated balance sheet.

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, among other things, our ability to generate a sufficient level of future taxable income.

Inventories

Inventories of finished products and work in process are valued at average production cost. Raw materials and goods for resale acquired from third parties are stated at average acquisition cost and materials-in-transit are valued at cost. These values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items for which we estimate a turnover period in excess of one year, which are classified as other long-term assets.

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

Mining development costs

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production, are capitalized under “other long-term assets” and amortized using a units-of-production method over the associated proven and probable reserves. We determine our proven and probable reserves based on drilling, brine sampling and geostatistical reservoir modeling in order to estimate mineral volume and composition.

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

We evaluate the recoverability of our long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33, “Accounting treatment of Property, Plant and Equipment,” issued by the Chilean Association of Accountants. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. We believe that the accounting estimate related to asset impairment is critical because it requires us to make assumptions about future cash flows generated from the use of the assets over their estimated useful lives.

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

Derivatives

The Company’s financial derivative instruments are primarily foreign currency forwards and options as well as cross currency swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices on active markets exist are made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In conformity with regulations of the Superintendency of Securities and Insurance, on January 1, 2010 we effectively adopted IFRS as issued by the IASB. As a result, balances of our assets, liabilities and equity as of January 1, 2010 were impacted. The adoption will also have an impact on the results of our operation in future years. Our first annual financial statements under IFRS will be prepared as of and for the year ended December 31, 2010 and will include comparative financial information for the year 2009 which will differ from our 2009 financial statements.

5.A.   Operating Results

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in Item 18.  Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain material respects from U.S. GAAP.  Note 30  to the Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2009, 2008 and 2007 and of total shareholders' equity as of December 31, 2009 and 2008.  Our Consolidated Financial Statements are prepared in U.S. dollars.  The U.S. dollar is the primary currency in which we operate.

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

Overview of Our Results of Operations

We divide our operations into the production and sale of the following product lines:

•	specialty plant nutrients

•	iodine and its derivatives

•	lithium and its derivatives

•	industrial chemicals

•	potassium chloride; and

•	the purchase and sale of other commodity fertilizers for use primarily in Chile.

In 2009, our sale of potassium chloride had an important impact on our results of operations, and we expect this trend to continue in line with our plans to increase our potassium chloride production capacity and sales in the near term.

We sell our products through three primary channels: our own sales offices, a network of distributors and, with respect to our fertilizer products, through Yara International ASA pursuant to a commercial agreement.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and volumes;

•	efficient operations of our facilities, particularly as some of them run at production capacity;

•	our ability to accomplish our capital expenditures program in a timely manner;

•	the levels of our inventories;

•
trends in the exchange rate between the U.S. dollar and peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the Euro, as a significant portion of our sales is denominated in Euros; and

•	energy, logistics, raw materials and maintenance costs.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	Year ended December 31,
	2009		2008		2007
	US$	%	US$	%	US$	%
Specialty plant nutrition	648.7	45	978.9	55	580.8	49
Iodine and derivatives	190.3	13	246.9	14	215.1	18
Lithium and derivatives	117.8	8	172.3	10	179.8	15
Industrial chemicals	115.4	8	123.6	7	81.2	7
Potassium chloride	284.8	20	140.0	8	51.3	4
Other commodity fertilizers(1)	79.8	6	112.3	6	79.4	7
Total	1,436.9	100	1,774.1	100	1,187.5	100

(1) Primarily consists of imported fertilizers distributed in Chile.

The following table sets forth certain financial information of the Company under Chilean GAAP (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year ended December 31,
	2009		2008		2007
	US$	%	US$	%	US$	%
Total revenues	1,436.9	100.0	1,774.1	100.0	1,187.5	100.0
Cost of goods sold	(916.1)	(63.8)	(1,056.2)	(59.5)	(857.8)	(72.2)
Gross margin	520.8	36.2	717.9	40.5	329.8	27.8
Selling and administrative expenses	(78.9)	(5.5)	(85.7)	(4.8)	(70.3)	(5.9)
Operating income	441.9	30.8	632.2	35.6	259.5	21.9

Non-operating income	40.5	2.8	40.6	2.3	25.9	2.2
Non-operating expenses	(77.5)	(5.4)	(59.9)	(3.8)	(53.0)	(4.5)

Income before income taxes	404.9	28.2	612.9	34.5	232.4	19.6
Income tax	(76.5)	(5.3)	(108.0)	(6.1)	(48.6)	(4.1)
Minority interest	(1.3)	(0.1)	(3.5)	(0.2)	(3.8)	(0.3)
Amortization of negative goodwill	0.0	0.0	0.0	0.0	0.0	0.0

Net income	327.1	22.8	501.4	28.3	180.0	15.2

Results of Operations – 2009 compared to 2008

During 2009, we generated total revenues of US$1,436.9 million, which is 19.0% lower than the US$1,774.1 million recorded for 2008.

The main factors causing the decrease in revenues and the variations in the different product lines are described below:

Specialty Plant Nutrition

Specialty Plant Nutrition revenues for 2009 totaled US$648.7 million, 33.7% lower than the US$978.9 million recorded for 2008. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2009	2008	% change
Sodium nitrate	16.5	22.8	(27)%
Potassium nitrate and sodium potassium nitrate	392.1	538.2	(27)%
Blended and other specialty fertilizers	184.5	205.9	(10)%
Other non-SQM specialty plant nutrients(1)	90.3	103.1	(12)%
Potassium sulfate	133.4	138.3	(4)%
(1) Consists of certain specialty plant nutrients products that were not produced by us which we resell primarily in Chile.

Average prices for our specialty plant nutrients decreased approximately 18% compared to 2008. Sales volume for our specialty plant nutrients decreased approximately 19%. These declines in 2009 were due to general adverse market conditions during 2009.

Much of 2009 was characterized by general market uncertainty and the global economic slowdown. During the first half of 2009, specialty fertilizer markets lagged behind 2008 market highs. Most distributors and end users preferred to buy only minimum quantities or to postpone purchases until market prices settled. Compared to the fourth quarter of 2008 when markets began to decline significantly, the last quarter of 2009 reflected in our view a shift in market conditions and market sentiment. The extreme caution observed at the end of 2008 and during the first three quarters of 2009 has led to a more optimistic outlook for demand across all of our fertilizer businesses. The important conclusion of contract negotiations between China and India and several important potassium chloride producers has reduced the lack of price visibility that was keeping buyers on the sidelines of potassium-based markets for much of 2009. As a result, during the end of 2009 and the beginning of 2010, we have observed demand recovery in potassium chloride markets. Potassium chloride is an important raw material in the production of potassium nitrate; and as a result, prices of the two products are related.
Although volumes were lower year-over-year, we observed a positive trend in volume recovery in this product line as the year progressed.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2009 totaled US$190.3 million, a 22.9% decrease compared to the US$246.9 million reported for 2008. Set forth below are sales volume data for the specified years.

(in Th. MT)	2009	2008	% change
Iodine and its derivatives	7.2	10.5	(32)%

In October 2008, we announced a price increase as a result of increasing global demand, mainly driven by X-ray contrast media and LCD polarizing film applications, combined with lower-than expected supply from other players in the industry.

As a result of economic conditions in 2009, together with our increased prices, volumes for our iodine and its derivative products decreased approximately 32%. Average prices in 2009 for iodine and its derivatives increased approximately 13% as compared to 2008.

The decrease in sales volumes for iodine and its derivatives reflects the general decrease in the use of applications that are sensitive to economic growth, such as biocides used in paints for construction and nylon used in the automotive industry, which were negatively affected by global economic conditions. Our iodine sales were also negatively affected by inventory optimization throughout the iodine supply chain. These declines, however, were partially offset by stable demand for principal uses of iodine, such as human and animal health and nutrition applications. Consistent with our leading position in this industry, we reduced our sales volumes, helping to stabilize the market.

Sales volumes for the fourth quarter of 2009 were, however, higher than sales during each of the first three quarters of the year, suggesting a positive trend in demand in this market.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$117.8 million during 2009, a decrease of 31.6% with respect to the US$172.3 million recorded for 2008. Set forth below are sales volume data for the specified years.

(in Th. MT)	2009	2008	% change
Lithium and its derivatives	21.3	27.9	(24)%

Average prices for lithium and its derivatives decreased approximately 10% and sales volumes decreased approximately 24%. These declines were due to general market conditions observed during 2009.

To a large extent, lithium consumption is connected to the automotive and construction industries, which shrank as a result of the global financial crisis and economic slowdown. Additionally, many companies throughout the lithium supply chain optimized their inventory levels. As a result, after more than a decade of sustained growth, global demand for lithium in 2009 declined.

In September 2009, we reduced prices of lithium carbonate and lithium hydroxide 20% in order to accelerate demand recovery, to create incentives for research of new lithium uses, and to contribute to the sustainable long-term development of the lithium market.

Average prices for lithium and its derivatives will be lower in 2010 as a result of our 20% price reduction announced in September 2009.

 Despite these declines in 2009, sales volumes were higher quarter-over-quarter throughout the year. Consistent with this tendency we have continued to observe positive signs of recovery during the first quarter of 2010 in the lithium market. A strong rebound in demand for traditional, rechargeable batteries has driven volumes during the first months of 2010.

Industrial chemicals

Industrial chemicals revenues for 2009 totaled US$115.4 million, 6.6% lower than the US$123.6 million recorded in 2008. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2009	2008	% change
Industrial nitrates	149.2	161.9	(8)%
Boric acid	3.4	7.2	(53)%

Average prices for industrial chemicals increased approximately 3%, while sales volume decreased approximately 10%. Higher average prices were due to an increase in sales of nitrates used for thermal storage for solar electricity generation which have higher prices on average than traditional markets for industrial chemicals. Volumes decreased as demand declined for traditional applications of industrial chemicals, which are closely tied to economic conditions.

While demand for traditional applications of industrial chemicals was weak during much of 2009, we experienced growth in demand for nitrates used in thermal storage for solar electricity generation. We expect this trend to continue in the short- to medium- term as new projects continue to be developed. In addition, we believe volumes for traditional industrial applications, especially explosives for infrastructure and civil works, are also beginning to show positive signs of recovery.

Potassium chloride

Potassium chloride revenues for 2009 totaled US$284.8 million, an increase of 103.4% compared to 2008, when revenues amounted to US$140.0 million. Set forth below are sales volume data for the specified years.

(in Th. MT)	2009	2008	% change
Potassium chloride	556.5	185.6	200%

As a result of market conditions, average prices for potassium chloride significantly decreased during 2009. Our sales volumes, however, increased approximately 200%. Although global demand for potassium chloride declined during 2009, we were able to increase our sales significantly as we were successful in further penetrating this market and gaining market share.

Much of 2009 was characterized by uncertainty in the potassium chloride market, and many buyers were reluctant to make purchases due to a lack of price visibility. During the fourth quarter of 2009 and the first three months of 2010, however, China and India settled strategic contracts which established a floor in pricing, encouraging other important buyers to return to the market for the purchase of potassium chloride. This newly established price has stirred recent demand at the distributor and farmer levels worldwide. As a result, we believe there are signs that demand has begun to increase.

Despite the difficult market conditions in 2009, demand fundamentals—such as population growth and changing diets—for this sector remain intact. Compounding the effects of these long-term fundamentals are short-term demand drivers, such as the need to refill distributor inventories and to replenish soil nutrients.
We are well-positioned as a small player in the potassium chloride market to capture future growth. Our expansion plans in this business line have progressed as anticipated, and we expect 2010 production of potassium related products from the Salar de Atacama to be higher than production recorded in 2009.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers and other products totaled US$79.8 during 2009, a 29% decline compared to US$112.3 million in 2008. Revenues were impacted by lower demand for commodity fertilizers and lower average prices.

Costs of sales

During 2009, costs of sales fell 13% from US$1,056.3 million (64% of revenues) in 2008 to US$916.1 million in 2009 (60% of revenues). This decrease was mainly due to a different product mix and to lower unit costs as a result of lower energy costs and a more favorable U.S. dollar/ Chilean peso exchange rate.

Gross profit

Gross profit decreased 28% from US$717.9 million in 2008 to US$520.8 million in 2009. The decrease in gross profit, as described above, was mainly due to lower prices and lower volumes in most of our product lines.

Selling and administrative expenses

Selling and administrative expenses totaled US$78.9 million (5.5% of revenues) for 2009, compared to the US$85.7 million (4.8% of revenues) recorded for 2008.

Operating income

As a result of the factors described above, operating income decreased 30% to US$441.9 million in 2009 from US$632.2 million in 2008.

Non-operating income and expenses

We recorded a non-operating loss of US$37.0 million for 2009, which is higher than the US$19.3 million loss recorded in 2008, primarily due to the following:
•
in the fourth quarter of 2009, we made provisions for US$15 million related to the suspension of operations at the El Toco and Pampa Blanca mining facilities. In March 2010, operations at the El Toco and Pampa Blanca mines were temporarily suspended due to decreased global demand for nitrates and iodine during the preceding 15 months coupled with high inventory levels of these products;

•	we have increased our financial debt, as well as our cash position, since the fourth quarter of 2008, which has led to higher interest expenses due to the negative carry of debt; and
•
we have obtained lower earnings from investments in related companies which also affected non-operating results, as the fertilizer business activities of our offshore affiliates were affected by lower global fertilizer prices.

Income taxes

In 2009, income taxes were US$76.5 million, resulting in an effective consolidated tax rate of 18.9% compared to income taxes of US$108.0 million in 2008 and an effective consolidated tax rate of 17.6%. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis.

The corporate income tax rate in Chile was 17% for 2009 and 2008. Our effective tax rate is higher than the Chilean rate primarily because our foreign operations are subject to higher tax rates.

Results of Operations – 2008 compared to 2007

During 2008, we generated total revenues of US$1,774.1 million, which was 49.4% higher than the US$1,187.5 million recorded for 2007.

The main factors that explain the increase in revenues and the variations in the different product lines are as discussed below:

Specialty Plant Nutrition

Revenues from sales of specialty plant nutrients products increased 68.6% from US$580.8 million in 2007 to US$978.9 million in 2008. Set forth below are sales volume data in the specified year by product category.

(in Th. MT)	2008	2007	% change
Sodium nitrate	22.8	45.9	(50)%
Potassium nitrate and sodium potassium nitrate	538.2	695.3	(23)%
Potassium sulfate	138.3	172.0	(20)%
Blended and other specialty fertilizers	205.9	261.5	(21)%
Other non-SQM specialty plant nutrients(1)	103.1	117.1	(12)%

(1) Consists of certain specialty plant nutrients products that were not produced by us which we resell primarily in Chile.

The year-over-year growth in revenues was due to substantially higher prices, which more than offset a decline in sales volumes. On average, specialty plant nutrients prices increased 116% compared to 2007. This increase is a result of an increase in prices for potassium-related fertilizers reflecting the long-term scarcity of production capacity. Furthermore, the specialized nature of this product line continued to command higher prices for our specialty plant nutrients products.

Sales volume for specialty plant nutrients across our main markets fell year-over-year as farmers were mainly affected by tight credit conditions generated by global financial crisis and economic slowdown.

Iodine and its derivatives

Revenues for iodine and its derivatives amounted to US$246.9 million, 14.8% higher than the US$215.1 million recorded for 2007. Set forth below are sales volume data for the specified years.

(in Th. MT)	2008	2007	% change
Iodine and its derivatives	10.5	9.1	15%

Our results from iodine and its derivatives for 2008 were driven by an increase in volumes. The increase in our volumes resulted from both market growth and our ability to capture market share. The tightness in the market prompted SQM to announce in the fourth quarter of 2008 a price increase of approximately 25%.

During the first half of 2008, demand growth in the iodine market was sustained by demand for polarizing film in LCDs, x-ray contrast media for diagnostic imaging and animal feed and human nutrition applications. In the second half of 2008, demand for iodine salts used in LCDs and nylon applications for the automotive industry began to decline. However, as mentioned above, the overall results remain positive.

Lithium and its derivatives

Revenues for lithium and its derivatives decreased 4% to US$172.3 million in 2008 from US$179.8 million in 2007. Set forth below are sales volume data for the specified years.

(in Th. MT)	2008	2007	% change
Lithium and its derivatives	27.9	28.6	(2)%

Our results for lithium and its derivatives products for 2008 were a result of lower volumes and slightly lower prices due to the global economic slowdown. Many applications for lithium are related to the construction industry, which contracted significantly during 2008 affecting sales volumes in the last part of 2008.

Industrial chemicals

Revenues for industrial chemicals increased 52.2% to US$123.6 million in 2008 from US$81.2 million in 2007. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2008	2007	% change
Industrial nitrates	161.9	175.2	(8)%
Boric acid	7.2	9.2	(22)%

Revenues from industrial chemicals increased in 2008 largely as a result of rising prices. Prices of industrial nitrates and prices of specialty plant nutrients are indirectly related, and on average prices for this product line were approximately 66% higher than they were in 2007. With the global economic slowdown, sales volumes for industrial nitrates declined approximately 8% in 2008 as compared to 2007, with a pronounced drop in the fourth quarter.

Potassium chloride
Revenues from potassium chloride increased 173% from US$51.3 million in 2007 to US$140.0 million in 2008. Set forth below are sales volume data for the specified years.

(in Th. MT)	2008	2007	% change
Potassium chloride	185.6	179.0	4%

The increase in year-over-year potassium chloride revenues was a result of a substantial increase in prices due to growing demand and tight supply in the market. Despite lower demand in the fourth quarter of 2008, we were able to sell our potassium chloride given our relatively small size in this market.

In 2008, global potassium chloride prices experienced a sustained increase in recent periods, due to the combined effect of tight supply and growing demand.

Other commodity fertilizers

Revenues from sales of other commodity fertilizers increased from US$79.4 million in 2007 to US$112.3 million in 2008 as a result of better pricing conditions. We recorded losses during the fourth quarter of 2008 for inventories of nitrogen and phosphate fertilizers related to trading activities; these inventories were acquired in previous periods but were negatively impacted by the declining prices in the latter part of 2008.

Costs of sales

During the first nine months of 2008, costs of sales increased due to the appreciation of the peso and higher costs of oil and raw materials. However, in the fourth quarter of 2008, the U.S. dollar began to strengthen against the peso, alleviating peso-denominated costs and reversing the rising cost trend that had prevailed in previous years. Furthermore, freight rates, oil prices and the cost of raw materials began to fall during the second half of 2008.

Gross profit

Gross profit increased 118% from US$329.8 million in 2007 to US$717.9 million in 2008. The increase in the gross profit, as explained above, was primarily a result of higher prices in our main businesses and higher volumes in iodine which helped us to offset lower sales volumes in the specialty plant nutrients business line, and slightly higher costs.

Selling and administrative expenses

Selling and administrative expenses totaled US$85.7 million (4.8% of revenues) for 2008, compared to US$70.3 million (5.9% of revenues) recorded during 2007. These higher expenses were mainly the result of increased sales commissions in the specialty plant nutrients business line.

Operating income

As a result of the factors described above, operating income increased 144% to US$632.2 million in 2008 from US$259.5 million in 2007.

Non-operating income and expenses

We recorded a non-operating loss of US$19.3 million for 2008 which is lower than the US$27.1 million loss recorded for 2007. The decrease in the non-operating loss was primarily a result of higher interest income, which increased from US$9.3 million in 2007 to US$13.9 million in 2008, and relatively stable interest expenses.

Income taxes

In 2008, income taxes were US$108.0 million, resulting in an effective consolidated tax rate of 17.6%, compared to income taxes of US$48.6 million and an effective consolidated tax rate of 20.9% in 2007. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$16.9 million as of December 31, 2008, the majority of which have no expiration dates and are expected to be utilized in the future.
The corporate income tax rate in Chile was 17% for 2008 and 2007. The Company's effective tax rate is higher than the Chilean rate mainly because its foreign operations are subject to higher tax rates.
The 122% increase in income taxes was mainly due to the increase in our taxable income.

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

The following is a summary of the aggregate net monetary assets and liabilities that are subject to foreign exchange gain or loss by currency at December 31, 2009 and 2008:

	2009	2008
	Th US$	Th US$
Chilean pesos	(271,513)	(104,605)
Brazilian real	(1,303)	(1,367)
Euro	13,821	64,627
Japanese yen	832	1,033
Mexican pesos	667	2,188
South African rand	28,868	11,584
Dirhams	22,575	15,353
Other currencies	16,968	14,971

Total, net	(189,085)	3,784

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates.  As of December 31, 2009, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately 26.5 million Euros (US$38 million), and 222 million South African Rands (US$30.7 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for approximately 38,911 million Chilean Pesos (US$76.7 million).

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately 136,487 million Chilean Pesos (US$269.2 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately 25,710 million Chilean Pesos (US$50.7 million) that we used to hedge our fertilizer trading business in Chile.

Additionally, we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency to hedge part of our future Euro cash flows for approximately 41.3 million Euros (US$59.1 million).

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

Net income under U.S. GAAP for 2009, 2008, and 2007 was US$349.4 million, US$506.7 million and US$200.2 million, respectively, compared to that reported under Chilean GAAP of US$327.1 million, US$501.4 million and US$180.0 million, respectively.

Total shareholders' equity under U.S. GAAP at December 31, 2009 and 2008 was US$1,481.2 million and US$1,415.3, respectively, compared to that reported under Chilean GAAP of US$1,466.6 million and US$1,463.1 million, respectively.

5.B.   Liquidity and Capital Resources

As of December 31, 2009, we had US$545.4 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2009, we had unused uncommitted credit lines amounting to US$470.5 million and unused committed credit lines amounting to US$40 million. We renewed part of these committed lines during 2009 for a period of 3 years.

Shareholders' equity remained relatively unchanged from US$1,463.1 million in 2008 to US$1,466.6 million in 2009. Our ratio of total liabilities to equity plus minority interest on a consolidated basis increased from 0.70 as of December 31, 2008 to 1.12 as of December 31, 2009.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. If we consider that our internally generated cash flows will not be sufficient we evaluate and choose the best financial alternative available to us. As debt requirements also depend on the level of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require. However, we believe that our cash flow generated by operations, cash balances and available credit lines will enable us to meet our working capital, capital expenditure and debt service requirements for 2010, 2011 and 2012.

The table below sets forth SQM's cash flows for 2009, 2008, 2007:

(in millions of U.S. dollars)	2009	2008	2007
Cash generated by (used in):
Operating activities	371.4	457.3	311.3
Financing activities	202.5	(38.4)	(157.1)
Investing activities	(373.0)	(278.8)	(174.2)
Increase (decrease) in cash and cash equivalents	226.6	139.6	(19.7)

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

Our capital expenditures, not considering capitalized interest, amounted to US$357.0 million in 2009.

For 2010, we expect total capital expenditures of approximately US$370 million, and we expect total capital expenditures of approximately US$280 million in 2011, which can be increased or decreased depending on market conditions.

Our other major use of funds is the payment of dividends. We declared US$325.9 million, US$217.0 million and US$91.8 million in dividends during the years 2009, 2008 and 2007 respectively. On March 16, 2010, our Board of Directors agreed to propose a modification to our 2009 dividend policy that would lower the dividend rate from 65% to 50% of net income. This modification was approved at the annual shareholders meeting held on April 29, 2010. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

Financing activities

Our current ratio (current assets divided by current liabilities) increased from 3.0x as of December 31, 2008 to 3.2x as of December 31, 2009. The following table sets forth key information about our outstanding debt as of December 31, 2009:

Financial instruments	Interest rate	Issue date	Maturity date	Amortization
Bond—CH$ 21,000 million(1)	7.00%	Jan. 13, 2009	Jan. 5, 2014	Bullet
Bond—UF 1.50 million(1)	3.00%	May 8, 2009	Apr. 1, 2014	Bullet
Bond—CH$ 52,000 million(1)	5.50%	May 8, 2009	Apr. 1, 2014	Bullet
Bond—US$200 million	6.125%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bond—UF 2.55 million(1)	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual partial amortization beginning in 2007
Bond—UF 4.00 million(1)	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Syndicated loan—US$100 million	3M LIBOR + 0.375%	Mar. 3, 2005	Feb. 25, 2010	Bullet
Bilateral loan—US$50 million	6M LIBOR +1.50%	Dec. 24, 2008	Dec. 24, 2010	Bullet
Bilateral loan—US$20 million	6M LIBOR + 3.30%	Mar. 20, 2009	Mar. 20, 2011	Bullet
Bilateral loan—US$10 million	6M LIBOR + 3.30%	Mar. 23, 2009	Mar. 23, 2011	Bullet
Syndicated loan—US$80 million	6M LIBOR + 0.30%	Nov. 28, 2006	Nov. 28, 2011	Bullet
Syndicated loan—US$75 million	3M LIBOR + 3.00%	Jun. 30, 2009	Jun. 24, 2012	Bullet
Bilateral loan—US$40 million	3M LIBOR + 2.25%	Sep. 11, 2009	Sep. 11, 2012	Bullet
Bilateral loan—US$140 million	6M LIBOR + 2.10%	Oct. 29, 2009	Oct. 29, 2014	Bullet
(1)	UF- and Ch$- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

As of December 31, 2009, we had total debt of US$1,302.3 million, compared to total debt of US$657.7 million as of December 31, 2008. Taking into account the effects of financial derivatives, total debt amounted to US$1,238.6 million as of December 31, 2009 and US$659.1 million as of December 31, 2008. Of the total debt as of December 31, 2009, US$267.1 million was short-term debt. All of our long-term debt (including the current portion) as of December 31, 2009 was denominated in U.S. dollars, and all our UF and Ch$ local bonds were hedged with cross-currency swaps to the U.S. dollar.

From December 31, 2009 to the date of this report, we repaid or renewed the following debt:

•	on January 26, 2010, we paid short-term bank debt, in an amount of US$10 million with a term of 11 months and an annual interest rate of approximately Libor + 2.4%.

•	on February 12, 2010, we paid short-term bank debt, dated as of February 20, 2009, in an amount of US$20 million with a term of 1 year and an annual interest rate of approximately Libor + 2.585%.

•	on February 22, 2010, we renewed a short-term bank debt, in an amount of US$14.5 million with a term of 6 months and an annual interest rate of approximately Libor + 0.557%.

•	on February 25, 2010, we renewed a short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.6%.

•	on February 25, 2010, we paid a US$100 million credit agreement, dated as of February 25, 2005, with a term of 5 years and an annual interest rate of approximately Libor + 0.375%.

•
on March 17, 2010, we paid commercial papers, dated as of March 24, 2009, in an amount of Th Ch$15,000,000 (US$29 million) with a term of 9 months and an annual interest rate of approximately 3.3% in pesos.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, (ii) limitations on the ratio of total liabilities to equity (including minority interest) on an unconsolidated basis, (iii) minimum net worth requirements, (iv) limitations on net financial debt to EBITDA (operating income plus amortization expense plus depreciation plus dividends received from investment in relate companies) ratio on a consolidated basis, (v) limitations on interest indebtedness of operating subsidiaries and (vi) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

The following table sets forth the maturities of our long-term debt by year December 31, 2009:

Maturity(1) (in millions of US$)	Amount
2011	115.13
2012	120.13
2013	5.13
2014	327.28
2015	5.13
2016 and thereafter	402.81
Total	975.62
(1)
Only the capital has been included. For the UF and Ch$ local bonds, the amounts presented reflect the real U.S. dollar obligation resulting from the effects of the cross currency swaps that hedge these bonds to the U.S. dollar.

From December 31, 2009 to the time this report was prepared, we renewed or issued the following debt:

•	on February 22, 2010, we renewed a short-term bank debt, in an amount of US$14.5 million with a term of 6 months and an annual interest rate of approximately Libor + 0.557%.
•	on February 25, 2010, we renewed a short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.6%.

•	on March 31, 2010, we entered into a short-term bank debt for US$5 million, with a term of 1 month and an annual interest rate of approximately Libor + 0.55%.
•
on April 21, 2010, we issued in the U.S. market a bond of US$250 million with an annual interest rate of 5.5%. The interest will be paid semi-annually and the capital will be paid in a single amortization during April, 2020.

•	on May 26, 2010, we renewed a short-term bank debt, in an amount of US$20 million with a term of 1 month and an annual interest rate of approximately Libor - 0.2541%.

Environmental Projects

In 2009 we made disbursements amounting to US$9.7 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2010 amounting to US$11.1 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above. Regarding the María Elena Project as well as our other major environmental projects see Item 4. Information on the Company—Environmental Regulations.

5.C.   Research and Development, Patents and Licenses, etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. The areas of research cover topics such as chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

There are four units that perform this function each of which reports to one of the Senior VP of Nitrate and Iodine Operations, to the Senior VP of Nueva Victoria Operations, to the Senior VP of Salar Operations, and to the Senior VP of Safety, Health and Environment.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially-designed additives for our products handled in bulk.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

For the years ended December 31, 2009, 2008, and 2007, we spent US$4.6 million, US$2.6 million, and US$2.8 million, respectively, on research and development activities.

5.D.   Trend Information

Market sentiment in general has begun to improve in the first months of 2010, and as a result we expect that in 2010 sales volumes across our business lines will be higher than sales volumes in 2009.

In 2009, the prices of our specialty plant nutrition segment decreased compared to 2008, due to general market uncertainty in potassium fertilizer markets. Although it is difficult to accurately predict prices in this segment for the second half of 2010, we believe prices will remain relatively flat or slightly lower compared to prices observed during the first half of 2010. Sales volumes of potassium nitrate and sodium potassium nitrate decreased during 2009 with respect to 2008. We believe sales volumes could increase in 2010 compared to 2009.

Lithium prices fell slightly in 2009 compared to 2008, as a result of a price decrease announced in September of 2009. Prices were cut in late 2009 as a measure to stimulate demand, and prices have remained relatively stable in the following months. Sales volumes in 2009 were lower than 2008 as a result of the economic downturn. However, given recent signs of economic recovery in the lithium market, we expect sales volumes in 2010 to be higher than 2009.

In late 2008 we announced an increase in iodine prices, and as a result, iodine prices increased approximately 13% in 2009 compared to 2008. We expect prices in 2010 to remain relatively stable compared to average 2009 prices. Sales volumes in 2009 were lower than 2008, as a result of deteriorated economic conditions. The first months of 2010 have shown signs of improvement in the iodine industry, and we believe that our sales volumes for this business segment could increase in 2010.

Prices for industrial-grade nitrates increased in 2009 as compared to 2008. It is difficult to predict at this time what prices for industrial-grade nitrates will be in the near future given that they are to a certain extent linked to the prices of agricultural-grade nitrates.

Prices of potassium chloride during the first half of 2010 in general have been relatively stable. At this stage, the Company cannot predict what the price trends will be for 2011 onwards. Despite prevailing industry trends, sales volumes in 2009 were significantly higher than 2008. Our small size in this market allows us flexibility in making sales. We believe that our sales volumes for this segment will double in 2010.

During 2009, production costs were lower than in 2008, mainly due to a different product mix and to lower unit costs as a result of lower energy costs and a more favorable U.S. dollar/Chilean peso exchange rate. We expect that 2010 productions costs will be slightly higher than in 2009 due to a less favorable U.S. dollar/Chilean peso exchange rate and higher energy costs.

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

5.F.   Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2009:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt (*)	1,287,848	252,627	110,000	460,905	464,316
Capital lease obligations	487	300	187	-	—
Operating leases (**)	198,463	9,021	18,042	18,042	153,358
Purchase commitments	122,651	115,257	7,394	-	—
Staff severance indemnities	29,444	-	-	-	29,444
Total Contractual Obligations and Commitments	1,638,893	377,205	135,623	478,947	647,118
(*) Only the Capital has been included and the effect of the cross currency swap
(**) See Consolidated Financial Statements Note 30 II. e)

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our directors as of May 31, 2010 are as follows:

Directors
Name	Position	Current position held since
Julio Ponce L. (1)	Chairman of the Board and Director	September 1987

Mr. Ponce is a Forestry Engineer with a degree from the Universidad de Chile.  He joined the Company in 1981.  He is also Chairman of the board of directors of the following corporations: Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A. and Soquimich Comercial S.A.  He is the brother of Eugenio Ponce.

Wayne R. Brownlee	Vice Chairman of the Board and Director	December 2001

Mr. Brownlee is Executive Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc.  Mr. Brownlee earned degrees in Arts and Science and Business Administration from the University of Saskatchewan.  He is on the board of directors of Great Western Brewing Company.  He became a director of SQM in December 2001.

Hernán Büchi B.	Director	April 1993

Mr. Büchi is a Civil Engineer with a degree from the Universidad de Chile.  He served as Vice Chairman of SQM's Board from January 2000 to April 2002.  He is currently a member of the board of directors of Quiñenco S.A., S.A.C.I. Falabella and Madeco S.A., among others.  He is also Chairman of the board of directors of Universidad del Desarrollo.

José María Eyzaguirre B.	Director	December 2001

Mr. Eyzaguirre is a lawyer and is a partner of the Chilean law firm Claro y Cia.  He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985.  In 1987, he obtained a Master's Degree from the New York University School of Law.  He was admitted to the New York Bar in 1988.  He is also a member of the board of directors of D&S, an affiliate of Wal-Mart, Gasoducto del Pacífico S.A., a transandean gas pipeline, Embotelladora Andina S.A., a bottler of The Coca Cola Company, and Chairman of the board of directors of Club de Golf Valle Escondido.

Daniel Yarur E.	Director	April 2003

Mr. Yarur is an Information Engineer with a degree from the Universidad de Chile and holds an MSc in Finance from the London School of Economics and an AMP from Harvard Business School.  He is a member of the board of directors of Banco de Crédito e Inversiones, Antofagasta P.L.C. (based in London), Antofagasta Minerals, President Fundación Chilena de Ajedrez and President Fondo de Inversiones Alekine.  Mr. Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also Chairman of the Council Organization of the Securities Regulators of America.  He is also a Professor in the Faculty of Economic and Administrative Sciences, Universidad de Chile.

Wolf von Appen	Director	May 2005
Mr. Von Appen is an entrepreneur. He is currently a member of the board of directors of Sociedad de Fomento Fabril and Vice President of Centro de Estudios Publicos.

Eduardo Novoa C.	Director	April 2008

Mr. Novoa is an economist with a degree from the Universidad de Chile and holds a Master in Business Administration from the University of Chicago. He has held positions in business development, corporate level strategic direction and asset management at a number of Chilean and multinational companies, either as a member of the board of directors, Chief Development Officer, Country Manager or CEO. Currently, Mr. Novoa provides strategic advisory services and is a member of the board of several private companies.

Kendrick T. Wallace	Director	December 2001

Mr. Wallace is a lawyer who graduated from Harvard Law School.  He is currently a consultant to certain fertilizer industry companies.  Until July 1, 2008 when he retired, he was Senior Vice President and General Counsel of Yara International ASA in Oslo, Norway.  Prior to the spin-off of Yara International ASA from Norsk Hydro ASA, he was the chief legal counsel of Norsk Hydro ASA for North and South America in Tampa, Florida.  Before that he was a partner in the law firm of Bryan Cave LLP in Kansas City, Missouri.  He is also on the board of directors of Sociedad de Inversiones Pampa Calichera S.A.

Our executive officers as of May 31, 2010 are as follows:

Executive Officers
Name	Position	Current position held since
Patricio Contesse G.(2)	Chief Executive Officer	March 1990

Mr. Contesse is a Forestry Engineer with a degree from the Universidad de Chile.  He joined the Company in 1981 as CEO, a position he held until 1982, and again in 1988 for one year.  In the past, he was CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A.  He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile.  Mr. Contesse is also a member of the board of directors of Soquimich Comercial S.A.

Patricio de Solminihac T.	Chief Operating Officer and Executive Vice President	January 2000

Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago.  He joined the Company in 1988 as Business Development Vice President.  Currently he is a member of the board of directors of Melon S.A. and CEM S.A.  Mr. de Solminihac is also a member of the board of directors of Soquimich Comercial S.A.

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

Mr. Ramos is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile.  He joined SQM in 1989.  Mr. Ramos is also a member of the board of directors of Soquimich Comercial S.A.

Jaime San Martín L.(2)	Nueva Victoria Operations Senior Vice President	March 2008

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

Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso.  In 1981, he joined the Company as a Sales Manager.  He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. Currently he is a member of the board of Soquimich Comercial S.A. and Vice Chairman of the board of directors of Pampa Calichera.  He is Julio Ponce’s brother.

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

Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from Tulane University and a Master in Business Administration degree from Universidad de Chile.  He joined the Company in 1991 as an advisor in the Business Development area and has served in many positions since then.  In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000 Corporate Supply Chain Vice President and, in 2006, General Manager of Soquimich Comercial S.A. Mr. Barrera is also a member of the board of directors of Soquimich Comercial S.A.

Daniel Jiménez Sch.	Human Resources and Corporate Affairs Senior Vice President	May 2007

Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from Old Dominion University.  He joined the Company in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for eight years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals.

(1)	Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.
(2)	The individual beneficially owns less than one percent of the Company’s shares.

6.B.   Compensation

During 2009, directors were paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven directors), which was independent of attendance and the number of Board sessions. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2009, the Chairman received the equivalent of 0.50% of 2008 net income and the remaining seven directors received the equivalent of 0.50% of 2008 net income, divided equally among those directors.

At the annual general shareholders meeting of SQM held in April 2009, shareholders approved a change in variable compensation for the 2009 fiscal year to an amount equal to 0.35% of 2009 net income for the Chairman of the Board and of 0.04% of 2009 net income for each of the remaining seven Directors. Profit-sharing payments are paid in the year following the fiscal year in which they are earned.

In addition, during 2009, members of the Directors Committee were paid 50UF each month regardless of the number of sessions held by the Committee. On April 29, 2010, the Annual General Shareholders Meeting of SQM agreed to pay a monthly remuneration of 17UF to each member of the Directors Committee, regardless of the number of sessions held by the Committee during the period between May 2010 and April 2011, both months included.  Additionally, shareholders approved variable compensation for the 2010 fiscal year to an amount equal to 0.013% of 2010 net income for each Committee member. This remuneration is also independent from what the Committee members obtain as members of the Company’s Board of Directors.

During 2009, the compensation paid to each of our directors, who served on the Board during the year, was as follows (amounts in Chilean pesos):

	SQM S.A.		SQMC	TOTAL
	Meeting(Ch$)	Committee (Ch$)	Meeting (Ch$)	(Ch$)
Julio Ponce Lerou	1,588,815,774		75,552,288	1,664,368,062

Wayne R, Brownlee	226,806,182			226,806,182

Hernán Büchi Buc	226,568,058	11,306,784		237,874,842

José María Eyzaguirre Baeza	227,878,811			227,878,811

Eduardo Novoa Castellón	228,925,981	13,664,707		242,590,688

Wolf Von Appen	233,145,873			233,145,873

Kendrick T, Wallace	226,806,182			226,806,182

Daniel Yarur Elsaca	227,878,811	12,617,537		240,496,348

Total	3,186,825,672	37,589,028	75,552,288	3,299,966,988

For the year ended December 31, 2009, the aggregate compensation paid to our 105 main executives based in Chile was Ch$12,981.5 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees, based on individual performance, company performance, and short- medium- and long-term indicators. Additionally, in order to provide incentives to key executives and to retain such executives, we maintain a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to the our share price and is payable between 2007 and 2011

As of December 31, 2009, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$800,000 per each movement of US$1 in the Series B share price. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B shares on the date as of which the bonuses are paid.

As of December 31, 2009, we had a provision related to all of the incentive programs in an aggregate of US$36.3 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

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

Directors' Committee – Audit Committee

As required by Chilean Law, we have a Comité de Directores ("Directors' Committee") composed of three directors, which performs many of the functions of an audit committee. This Directors' Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies are required to comply with Rule 303A.06 beginning July 31, 2005, but are not at any time required to comply with Rule 303A.07.

As of May 31, 2010, the Company's Directors' Committee comprised three Directors: Mr. Hernán Büchi B., Mr. Eduardo Novoa C. and Mr. Daniel Yarur E. Each of the three members meets the NYSE independence requirements for audit committee members. This Directors' Committee operates in accordance with article 50 bis of the Chilean Corporations Act, which provides that the Directors' Committee will, among other things:

(a)	examine and issue an opinion regarding the external auditor's report including financial statements prior to its final presentation for approval at the ordinary shareholders meeting;

(b)	propose to the Board the external auditors and the rating agencies that will be presented to the ordinary shareholders meeting;

(c)	examine and elaborate a report concerning the operations covered by Title XVI of the Chilean Corporations Act, which relates to related party transactions; and

(d)	examine the remuneration and compensation plans of the senior management.

Accordingly, the following were the main activities of our Directors' Committee during 2009:

(a)	analysis of unaudited financial reports;

(b)	analysis of audited financial reports;

(c)
analysis of reports submitted by external auditors, account inspectors and rating agencies, and formulation of proposals to the Board recommending external auditors, account inspectors and rating agencies that could be designated by the respective annual general shareholders meeting;

(d)	analysis of functions, objectives and working programs of our internal audit department;

(e)	analysis of the Company's senior executives' remuneration and compensation plans;

(f)	analysis of the records relating to the transactions referred to in Title XVI of the Chilean Corporations Act;

(g)	analysis of matters related to the U.S. "Sarbanes-Oxley Act," especially regarding Section 404 thereof;

(h)	analysis of matters related to U.S. norms, "IFRS" and "PCAOB;" and

(i)	analysis of internal control report.

On April 29, 2010, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting.  During 2009, the Directors Committee did not incur any consulting expenses.

Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three directors, of which the majority should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

Considering the effective shareholder structure as of December 31, 2009, the majority of the members of the Directors Committee are independent.

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
(iii) (A) The director is a current partner or employee of a firm that is the listed company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time.
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
This committee is not required as such in the Chilean regulations.  Pursuant to Chilean regulations, SQM has a Directors’ Committee that performs the functions of an audit committee and that complies with the requirements of the NYSE corporate governance rules.

303A.07
The audit committee must have a minimum of three members. All audit committee members must satisfy requirements of independence, and the committee must have a written charter. The listed companies must have an internal audit function to provide management with ongoing assistance of the Company's risk management process and the system of internal controls

Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’s Committee (see Board practices above) that also performs the functions of an audit committee with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto.
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

303A.12
Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of Section 303A; and (c) must submit an executed Written Affirmation annually to the NYSE.   In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. The annual and interim Written Affirmations must be in the form specified by the NYSE.
Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

303A.13	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Not specified in the Chilean regulations.

6.D.   Employees

As of December 31, 2009, we had 4,387 employees, of whom 226 were employed outside of Chile. The average tenure of our full-time employees is approximately 8.4 years.

	2009	2008	2007	2006	2005
Permanent employees	4,387	4,561	3,746	3,745	3,672
Employees in Chile	4,161	4,332	3,515	3,415	3,350
Employees outside of Chile	226	229	231	330	322

Of our permanent employees in Chile, 70% are represented by 28 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

In addition, the Company owns all of the equity of Institución de Salud Previsional Norte Grande Limitada ("Isapre Norte Grande"), which is a health care organization that provides medical services primarily to our employees and Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A. ("Prestadora"), which is a hospital in María Elena. We make contributions to Isapre Norte Grande and to Prestadora in accordance with Chilean laws and the provisions of our various collective bargaining agreements, but we are not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by the Company.

We provide housing and other facilities and services for employees and their families at the María Elena site.
We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones ("AFP"). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We, however, sponsor staff severance indemnities plans for employees in SQM and our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

We have experienced no strikes or significant work stoppages in the last 15 years and consider the relationship with our employees to be good.

At the end of 2008, we offered the unions the possibility to negotiate in advance their collective labor contracts. To date, we have concluded negotiations with 24 labor unions, representing 87% our total unionized workers, signing new agreements which will last for three years. We expect to finish negotiations with the remaining unions during the first half of 2010.

6.E.   Share Ownership

As of May 31, 2010, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones el Boldo Limitada and 100% of the shares of Inversiones RAC Limitada. Through these companies PCS owns 32% of the total shares of SQM.

As of May 31, 2010, SQM has also been informed that Mr. Julio Ponce L., Chairman of the board of directors of SQM, and related persons control 100% of the total shares of Inversiones SQYA S.A., which currently and indirectly controls 30.54% of the total shares of SQM S.A. The above, considering that Inversiones SQYA S.A. controls 68.15% of the total shares of Norte Grande S.A., that Norte Grande S.A. controls 2.48% of the total shares of Sociedad de Inversiones Pampa Calichera S.A and 79.78% of the total shares of Sociedad de Inversiones Oro Blanco S.A., that Sociedad de Inversiones Oro Blanco S.A controls 80.70% of the total shares of Sociedad de Inversiones Pampa Calichera S.A. and that Sociedad de Inversiones Pampa Calichera S.A. and its subsidiary Inversiones Global Mining (Chile) Ltda. ultimately control 30.54% of the total shares of SQM.

Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. –the latter being owner, directly and indirectly, of 2.08% of the total shares of SQM as of May 31, 2010– subscribed on December 21, 2006 a Joint Performance Agreement that allows them to control 32.62% of the total shares of SQM. As a result of this Agreement, the “Group” led by Mr. Julio Ponce L. indirectly controls 32.62% of the total shares of SQM S.A. and is, therefore, the Controller of SQM S.A.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
May 31, 2010	32.62%
December 31, 2009	32.22%
December 31, 2008	34.05%

No other director or executive officer owns more than 1% of each share class of the Company as of May 31, 2010. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of May 31, 2010 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendency of Securities and Insurance and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	%total shares
Sociedad de Inversiones Pampa Calichera S.A.(1)(2)	57,934,256	40.56%	8,643,774	7.18%	25.30%

Inversiones El Boldo Ltda.(3)	44,679,453	31.28%	17,643,419	14.66%	23.68%

The Bank of New York	—	—	50,784,946	42.19%	19.30%

Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,699,773	2.24%	8.32%

Inversiones Global Mining (Chile) Limitada.(1)	13,798,539	9.66%	—	—	5.24%

Chilean AFP's(4)	10,340	0.01%	10,688,178	8.88%	4.06%

(1)
Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control 100% of Inversiones SQYA S.A. ("SQYA"). SQYA indirectly controls and beneficially owns a majority of the shares of Sociedad de Inversiones Pampa Calichera S.A., ("Pampa Calichera") which, in turn, owns also 100% of Global Mining Investments (Chile) S.A. Therefore, Mr. Ponce and related persons beneficially own through the above entities 80,376,569 shares constituting 30.54% of the total shares of SQM. The stake held by Mr. Ponce and related parties as of December 31, 2009, 2008 and 2007 was respectively, 30.15%, 32.00% and 32.00% of the total shares of SQM.

(2)
Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)
Potash Corporation of Saskatchewan ("PCS") owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., and, accordingly is the beneficial owner of 84,222,887 SQM's shares that represent 32.00% of SQM's total shares. The stake held by PCS as of December 31, 2009, 2008, and 2007 was, respectively, 32.00%, 32.00%, and 32.00% of the total shares of SQM.

(4)	Administradoras de Fondos de Pensiones ("AFPs") are legal entities that manage pension funds in Chile.

As of December 31, 2007, Yara owned 49% of the shares of Inversiones SQYA which in turn, indirectly owned 32.00% of the shares of SQM. On April 21, 2008, Yara sold 100% of the shares it held in Inversiones SQYA to Mr. Julio Ponce and related persons. As a result of this sale, as of December 31, 2009, Mr. Julio Ponce and related persons owned 100% of the shares of SQYA.

On December 21, 2006, Pampa Calichera and Kowa Company Ltd. (the latter being owner, directly and indirectly, of 2.07% of the total shares of SQM as of December 31, 2009) executed a joint performance agreement that allows them to currently control 32.22% of the total shares of SQM. As a result of this agreement, the "group" led by Mr. Julio Ponce L. became the "controller group" of SQM, as that term is defined under Chilean law.

Series A and Series B shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the sole exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this series may call an ordinary or extraordinary shareholders' meeting and the director elected by this series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per series is limited to 37.5% of the subscribed shares of each series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder's related persons must be added. In addition, the director elected by the Series B shares cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of December 31, 2009, there are 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

7.B.   Related Party Transactions

Title XVI of Law No. 18,046, or the Chilean Corporations Act (the "Law"), regulates transactions with related parties for publicly held corporations and its related parties.

Articles 146 to 149 of the Law  requires that our transactions with related parties (i) have as their purpose to contribute to the Company’s interests, (ii) be on price, terms and conditions similar to those customarily prevailing in the market at the time of their approval and (iii) satisfy the requirements and procedures established by the Law. Violation of such Articles may also result in administrative or criminal sanctions and civil liability may be sought by the Company, shareholders or interested third parties that suffer losses as a result of such violations.

In addition, Article 89 of the Law requires that transactions in between affiliates, subsidiaries or related parties of a sociedad anónima cerrada shall also be on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations.

With respect to SQM S.A., operations with related parties include negotiations, proceedings, contracts or operations involving: (i) SQM and (ii) its controller, directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the by-laws or by the Directors’ Committee.  Such operations may only be carried out if: (i) their objective is to contribute to the Company’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval, and (ii) they satisfy the requirements and procedures established by the Law.  Such requirements include, among others: (a) that the operation be informed to the Board of Directors prior to its execution, (b) that the Board of Directors, excluding any Directors involved in the operation, approves the operation with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the operation.  In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such operation is in the Company’s interest, (c) that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting, and (d) that the agreement and the names of the directors who approved the same be reported at the next Shareholders’ Meeting.   Infractions will not affect the validity of the operation but they will grant the Company or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the operation to the Company, and that such party indemnify the Company for any corresponding damages.

However, the Board of Directors may authorize the following operations with related parties to be carried out without following such requirements and procedures, as long as such authorization is obtained in advance: (a) operations wherein the amount of the transaction is not significant, or (b) operations that, according to the general policies on customary practices determined by the Board of Directors, are considered normal based on the Company’s business activities, or (c) operations carried out between legal entities wherein the Company holds at least a 95% ownership interest in the counterpart.

We believe that we have complied with the applicable requirements of the referred Articles in all transactions with related parties.  Accounts receivable from and payable to related companies are stated in U.S. dollars and accrue no interest.  Transactions are made under terms and conditions that are similar to those offered to unrelated third parties.  We further believe that we could obtain from third parties all raw materials now being provided by related parties.  The provision of such raw materials by new suppliers could initially entail additional expenses.

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

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6  Export Sales

We derive most of our revenues from sales outside of Chile.  The distribution of sales presented below reflects the regions in which the Company’s subsidiaries are located and does not necessarily reflect the final destination of the products sold. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2009	2008	2007

Foreign sales	1,208,282	1,395,834	954,641
Total sales	1,436,891	1,774,119	1,187,527

% of foreign sales	84.09%	78.68%	80.39%

8.A.7  Legal Proceedings

The Company is party to various other lawsuits arising in the ordinary course of business. See Note 23 to the Consolidated Financial Statements for more information on these legal proceedings. We believe it is unlikely that any losses associated with such lawsuits will significantly affect the Company’s results of operations, financial position, and cash flows.

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

The Board of Directors has followed a policy of paying a single dividend ranging from 50% to 65% of our consolidated net income for the year (determined on a Chilean GAAP basis), and dividends for each year have been paid not later than May of the following year. The dividend policy for 2009 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 65% of the distributable income for 2009. This policy was partially modified on March 16, 2010 when the Board of Directors of SQM proposed modifying this policy lowering this percentage to 50%. At the Annual Shareholders’ Meeting held on April 29, 2010, SQM’s shareholders approved this modification of the dividend policy and approved a payment of a definitive dividend in the amount of US$0.62131 per share. From this definitive dividend, the interim dividend amount of US$0.37994 per share was deducted. Payments for this dividend were made on May 12, 2010.

At the Annual Shareholders’ Meeting held on April 29, 2010, shareholders also agreed to pay and distribute a dividend equal to 50% of the distributable income corresponding to 2010. For this purpose, distributable income excludes (i) accrued and uncollected profits from SQM investments that are not subject to consolidation and (ii) amortization of negative goodwill. Also, at the same meeting, shareholders agreed to the payment and distribution of an interim dividend that most likely will be paid during the final quarter of 2010 in an amount not to exceed 50% of the accumulated earnings of the nine months ending September 30, 2010.

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

Dividends		Per Share	Per ADR (1)
Declared for the business year	Paid in	Ch$	US$

2003	2004	55.05	0.088
2004	2005	106.56	0.182
2005	2006	145.11	0.279
2006	2007	183.96	0.349
2007	2008	204.14	0.445
2008 (interim)	2008	243.34	0.380
2008	2009	515.90	0.858
2009 (interim)	2009	191.32	0.380
2009	2010	126.69	0.241

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

(a)           Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2005	7,000	3,600	7,170	3,269	129.40	66.80	13.34	5.75
2006	7,100	5,220	7,347	5,000	137.50	93.15	13.95	8.99
2007	12,100	7,100	9,985	6,800	234.80	135.00	20.04	12.50
2008	29,300	12,100	27,012	6,750	-	-	55.74	14.77
2009	22,000	16,000	21,839	14,319	-	-	40.18	23.84

(b)           Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2008
First quarter	12,600	12,100	10,658	6,750	290.00	226.00	24.25	14.77
Second quarter	29,300	16,000	27,012	10,500	-	-	54.74	23.98
Third quarter	25,000	16,000	22,856	13,049	-	-	44.71	23.56
Fourth quarter	16,450	15,990	16,451	9,469	-	-	26.05	15.25

2009
First quarter	19,000	16,000	18,997	14,319	-	-	31.73	23.84
Second quarter	22,000	19,000	21,839	15,969	-	-	38.88	27.75
Third quarter	22,000	20,900	21,397	18,695	-	-	40.15	33.49
Fourth quarter	21,910	20,700	21,401	18,600	-	-	40.18	36.36

2010
First quarter	22,150	21,000	21,329	18,903	-	-	43.85	34.40
Second quarter (through May 31)	21,750	21,700	19,844	17,561	-	-	38.26	32.22

(c)           Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2009	21,350	20,700	19,884	18,966	-	-	40.02	37.57
January 2010	21,500	21,000	21,329	19,473	-	-	43.85	36.38
February 2010	22,150	21,500	20,382	18,903	-	-	38.36	34.40
March 2010	21,750	21,600	20,281	19,218	-	-	38.62	36.57
April 2010	21,750	21,700	19,844	18,800	-	-	38.26	35.77
May 2010	21,725	21,725	18,895	17,561	-	-	36.32	32.22
(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)
Series B shares began trading on the New York Stock Exchange on September 20, 1993.  Historical prices have been restated to reflect the change in the ratio of local shares to ADRs from 10:1 to 1:1, effective March 28, 2008.

As of May 31, 2010, there were 50,784,946 Series B ADRs outstanding held by 63 holders of record for the Series B ADRs.  As of May 31, 2010, such ADRs represented approximately 19.3% of the total number of issued and outstanding shares of our Company.

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

Corporate purposes

Our main purposes, which appear in article 4 of our By-laws, are to:  (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, geothermic or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agro industrial and farm forestry activities, in any way; (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estate; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting.  We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies, and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Directors

The Company's By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 146 to 149 and 136 of Law Nº 18.046 and the applicable regulations of such Law.  Notwithstanding the above, such operations must be approved by two thirds of the Board of Directors.

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

As stated in article 9 of the Company's By-laws, the Company has 8 Directors. One of the Directors has to necessarily be “independent” as such term is defined in Article 50 bis of Law Nº 18.046. Moreover, the possession of shares is not a necessary condition to become a Director of our Company.

The Board of Directors must provide shareholders and the public with sufficient, reliable and timely information pertaining to the Company’s legal, economic and financial situation, as required by the Law or the Superintendency of Securities and Insurance.  The Board of Directors must adopt the appropriate measures in order to avoid the disclosure of such information to persons other than those persons who should possess such information as a result of their title, position or activity within the Company before such information is disclosed to shareholders and the public.  The Board of Directors must treat business dealings and other information about the Company as confidential until such information is officially disclosed.  No Director may take advantage of the knowledge about commercial opportunities that he/she has obtained through his/her position as Director.

Independent Directors and Directors Committee

SQM S.A. must appoint at least one Independent Director and a Directors’ Committee, due to the fact that (a) the Company has a market capitalization greater than or equal to UF 1,500,000 and (b) at least 12.5% of the Company’s shares with voting rights are held by shareholders who, on an individual basis, control or possess less than 10% of such shares.

Persons who have not been involved in any of the circumstances described in the Law at any time during the preceding 18 months are considered independent.  Candidates for the position of Independent Director must be proposed by shareholders representing 1% or more of the Company’s shares, at least 10 days prior to the date of the Shareholders’ Meeting that has been called in order to elect the Directors.  No less than two days prior to the respective Shareholders’ Meeting, the candidate must provide the Chief Executive Officer with a sworn statement indicating that he/she: (a) accepts his/her candidacy for the position of Independent Director, (b) does not meet any of the conditions that would prevent him/her from being the Independent Director, (c) is not related to the Company, the other companies of the group to which the Company belongs, the controller of the Company, or any of the Company’s officers in such a way that would deprive a sensible person of a reasonable degree of autonomy, interfere with his/her ability to perform his/her duties objectively and effectively, generate a potential conflict of interest, or interfere with his/her independent judgment, and (d) assumes the commitment to remain independent as long as he/she holds the position of Director.

The Directors’ Committee shall have the following powers and duties: (a) to examine the reports of the external auditors, the balance sheet and other financial statements presented by the Company’s managers or liquidators to its shareholders and issue an opinion about the same prior to their submission for the approval of the shareholders, (b) to propose to the Board of Directors the external auditors and risk rating agencies to be proposed to shareholders at the respective Shareholders’ Meeting.  In the event that an agreement cannot be reached, the Board of Directors shall formulate its own suggestion, and both options shall be submitted for shareholder consideration at such Shareholders’ Meeting, (c) to examine the information relating to operations referred to in Articles 146 to 149 of Law No. 18,046 and to prepare a report about such operations.  A copy of such report shall be sent to the Board of Directors, and such report must be read at the Board Meeting called for the purpose of approving or rejecting the respective operation or operations, (d) to examine the remuneration system and compensation plans for the Company’s management, officers and employees, (e) to prepare an annual report on its activities, including its main recommendations to the shareholders, (f) to inform the Board of Directors about whether or not it is advisable to hire the external audit firm to provide non-audit services where the firm is not prohibited from providing such services because the nature of the same could pose a threat to the firm’s independence, and (g) any other issues indicated in the Company’s by-laws or authorized by a Shareholders’ Meeting or the Board of Directors.

The Directors’ Committee shall comprise three members, the majority of whom must be independent.  In the event that more than three Directors have the right to form part of the Committee, these same Directors shall unanimously determine who shall make up the Committee.  In the event that an agreement cannot be reached, the Directors who were elected with a greater percentage of votes by shareholders controlling or possessing less than 10% of the Company’s shares shall be given priority.  If there is only one Independent Director, this Director shall name the other members of the Committee among the other Directors who are not independent.  Such other members of the Committee shall have all of the rights associated with such position.  The members of the Committee shall be compensated for their role.  The amount of their remuneration shall be set annually at the General Shareholders’ Meeting, and it may not be less than the remuneration set for the Main Directors, plus an additional 1/3 of that amount.  The General Shareholders’ Meeting shall determine a budget for the expenses of the Committee and its advisors.  Such budget may not be less than the sum of the annual remunerations of the Committee members.  The Committee may need to hire professional advisory services in order to carry out its duties, in accordance with the abovementioned budget.  The proposals made by the Committee to the Board of Directors that are not accepted by the latter must be reported to the Shareholders’ Meeting prior to the vote by shareholders on the corresponding matter or matters.  In addition to the responsibilities that are associated with the position of Director, the members of the Committee are jointly and severally liable for any damages they cause, in performing their duties as such, to the shareholders and to the Company.

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

Article 5 bis of the Company's By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of our total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company's profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

Our By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

As established in Article 103 of Law N°18.046, a company subject to the supervision of the Superintendency of Securities and Insurance (SVS) may be liquidated in the following cases:

(a)  Expiration of the duration term, if any, as established in its By-laws;
(b)  All the shares end up in the possession of one individual for more than ten continuous days;
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

Shareholders’ meetings

Article 29 of the Company's By-laws states that the call to a Shareholders’ Meeting, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders’ Meeting, and in the way and under the conditions indicated by the Regulations.  Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed at the meeting.  However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met.  Notice of any Shareholders’ Meeting shall be delivered to the SVS, at least fifteen days in advance of such meeting.

Any holder of Series A and/or Series B shares registered in the Company's shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting.

The approval at an Extraordinary Shareholders’ Meeting of the following matters requires the approval of 2/3 of the outstanding shares with voting rights: (a) the disposal of 50% or more of one of the Company’s assets, (b) the formulation or modification of any business plan involving point (a), (c) the disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets, (d) the disposal of shares such that the parent company would lose its position as controller, (e) the forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (f) the approval or ratification of proceedings or contracts with related parties, in accordance with the provisions of Articles 44 and 147 of Law No. 18,046.  The disposals mentioned in (a), (b), (c) and (d), above, and the possession of more than 95% of the Company’s shares confer “withdrawal rights”.

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

10.C.   Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•
On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A.  This contract allowed for two three-year renewal options, at the option of SQM. The first option was exercised. As a result, the contract extends through March 16, 2013 with a three-year renewal option of SQM. Early termination of the contract is subject to payment of non-amortized investments.

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

As of December 31, 2009, we had one long-term loan outstanding obtained in the international markets (through a Rule 144A offering of US$200 million). Additionally, Royal Seed Trading Corporation, a wholly owned subsidiary, has two syndicated loans for an amount US$255.0 million outstanding, which are fully guaranteed by us. SQM Investment Corporation, a wholly owned subsidiary, has a bilateral loan in the amount of US$50.0 million outstanding, which is fully guaranteed by us.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed.  The company distributed two dividends corresponding to the business year 2009. The first dividend, paid in December 2009, was considered taxable, and the total tax retention rate was approximately 22%. The second dividend, distributed by the Company in May 2010 corresponding to the business year 2009, was considered taxable, and the total tax retention rate was approximately 22%.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADRs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADRs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law.  The amount of the First Category Tax may be credited against the amount of the Withholding Tax.  In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax.  Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local exchange, in other authorized stock exchanges, or within the process of a public tender of common shares governed by the Chilean Securities Market Act.  The common shares must also have been acquired either on a stock exchange, within the referred process of a public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds.  According to Ruling No 224 (2008) of the Chilean Internal Revenue Service, common shares received by exchange of ADRs are also considered as “acquired on a stock exchange” if the respective ADRs have been acquired on a foreign stock exchange authorized by the SVS (i.e. London Stock Exchange, New York Stock Exchange and Bolsa de Valores de Madrid). Common shares are considered to have a high presence in the stock exchange when they: a) are registered in the Securities Registry b) are registered in a Chilean Stock Exchange, c) have an adjusted presence equal  to or above 25%.

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

As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, the United States and Chile have recently signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

The discussion below does not address the effect of any United States state, local, estate or gift tax law or foreign tax law on a U.S. Holder or Non-U.S. Holder of the shares or ADRs.  U.S. HOLDERS AND NON-U.S. HOLDERS OF SHARES OR ADRs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES UNDER ANY SUCH LAW OF OWNING OR DISPOSING THE SHARES OR ADRs.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2009.  The Company’s status in future years will depend on its assets and activities in those years.  If the Company were a PFIC, a U.S. Holder of shares or ADRs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADRs).

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

Recently enacted legislation requires certain U.S. Holders to report information with respect to their investment in shares or, it is assumed, ADRs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service.  Investors who fail to report required information could become subject to substantial penalties.

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

Interest Rate Risk.  As of December 31, 2009, we had approximately 45% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition. We also maintain the majority of our short-term financial debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

	Expected Maturity Date

On Balance Sheet Financial Instruments	2010	2011	2012	2013	2014 and	Total	Fair Value
(in thousands of U.S. dollars)					thereafter

Fixed Rate (US$)	39,654	39,350	39,106	38,742	752,113	908,965	732,573

Bond — US$200 million - Int.: 6.125%	12,250	12,250	12,250	12,250	230,625	279,625	234,810
Bond — UF 2.55 million (1) - Int.: 5.84%	10,221	9,917	9,625	9,309	93,387	132,459	100,586
Bond — CH$ 21,000 million (1) - Int.: 5.27%	1,799	1,799	1,804	1,799	34,580	41,782	38,059
Bond — UF 1.50 million (1) - Int.: 4.80%	2,727	2,727	2,735	2,727	57,400	68,317	61,813
Bond — CH$ 52,000 million (1) - Int.: 4.48%	4,199	4,199	4,210	4,199	94,533	111,340	100,672
Bond — UF 4.00 million (1) (2) - Int.: 5.70%	8,458	8,458	8,481	8,458	241,588	275,442	196,634

Variable Rate (US$)	158,832	118,370	120,674	3,591	143,591	545,057	515,877

Loan — US$ 140 million - Int.: L + 2.10%	2,833	3,591	3,601	3,591	143,591	157,206	137,222
Loan — US$ 100 million - Int.: L + 0.375%	100,098	-	-	-	-	100,098	99,993
Loan — US$ 80 million - Int.: L + 0.30%	538	80,592	-	-	-	81,130	78,915
Loan — US$ 75 million - Int.: L + 3.00%	2,601	2,608	76,308	-	-	81,516	77,525
Loan — US$ 50 million - Int.: L + 1.50%	50,959	-	-	-	-	50,959	50,621
Loan — US$ 40 million - Int.: L + 2.25%	975	1,016	40,766	-	-	42,757	40,468
Loan — US$ 20 million - Int.: L + 3.30%	551	20,375	-	-	-	20,926	20,754
Loan — US$ 10 million - Int.: L + 3.30%	276	10,188	-	-	-	10,463	10,377

Total	198,485	157,719	159,780	42,333	895,704	1,454,021	1,248,450

(1) UF and CH$ bonds are fully hedged, under the Chilean GAAP, to US$ with a Cross Currency Swap (CCS). The cash flows and interest rates presented above are the CCS US$.

(2) The CCS of the UF4 million Bond will cover until 2013. The expected maturity for the following years were projected in U.S. dollars using the same rates that we have today in this CCS.

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

As of December 31, 2009 and 2008 we had the following net monetary assets and liabilities that are subject to foreign exchange gain or loss fluctuation:

	2009	2008
	Th US$	Th US$
Chilean pesos	(271,513)	(104,605)
Brazilian real	(1,303)	(1,367)
Euro	13,821	64,627
Japanese yen	832	1,033
Mexican pesos	667	2,188
South African rand	28,868	11,584
Dirhams	22,575	15,353
Other currencies	16,968	14,971

Total, net	(189,085)	3,784

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates.  As of December 31, 2009, for this purpose we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency for approximately 26.5 million Euros (US$38 million), and 222 million South African Rands (US$30.7 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for approximately 38,911 million Chilean Pesos (US$76.7 million).

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately 136,487 million Chilean Pesos (US$269.2 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately 25,710 million Chilean Pesos (US$50.7 million) that we used to hedge our fertilizer trading business in Chile.

Additionally, we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency to hedge part of our future Euro cash flows for approximately 41.3 million Euros (US$59.1 million).

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Receipts (“ADR”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl.W., New York, NY 10286), as Depositary.  Under the terms of the Deposit Agreement, an ADR holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of Receipts and the surrender of Receipts	$0.05 per share

Depositary Payments Fiscal Year 2009

The Depositary has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program.  In 2009, the Depositary reimbursed expenses related to investor relations for a total amount of $225,762.94.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2009. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2009, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009. This attestation report appears on pages F-2 and F-3 under Item 18 Financial Statements.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
	Year ended December 31,
	2009	2008
Audit fees	954.9	990.8
Audit-related fees	-	-
Tax fees	94.8	75.1
Other fees	34.8
Total fees	1,084.5	1,065.9

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

Directors' Committee Pre-Approval Policies and Procedures

Chilean law states that public companies are subject to "pre-approval" requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audits, audit-related, tax and other services provided by Ernst & Young.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable

ITEM 18.  FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19.  EXHIBITS

(a) Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2009	F-2

Consolidated Financial Statements:

Audited Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4

Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2009, 2008 and 2007	F-6

Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2009, 2008 and 2007	F-7

Notes to the Audited Consolidated Financial Statements	F-9

Supplementary Schedules*

*All other schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

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
Date: June 30, 2010

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2009 and 2008
and for each of the three years in the period ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm on the internal control over
financial reporting as of December 31, 2009	F-2

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4
Audited Consolidated Statements of Income for each of the three years in the period ended
December 31, 2009	F-6
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended
December 31, 2009	F-7
Notes to the Audited Consolidated Financial Statements	F-9

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 30 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, except for internal control over financial reporting related to Notes 29 and 30 of the 2010 consolidated financial statements as to which the date is June 18, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 25, 2010
(Except for Notes 29 and 30 for which the date is June 18, 2010)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sociedad Química y Minera de Chile S.A.:

We have audited Sociedad Química y Minera de Chile S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sociedad Química y Minera de Chile S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010, except as to Notes 29 and 30 as to which the date is June 18, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 25, 2010
(Except for internal control over financial reporting related to Notes 29 and 30 of the 2009 consolidated financial statements as to which the date is June 18, 2010)

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

	As of December 31,
		2009	2008
	Notes	ThUS$	ThUS$

ASSETS
Current assets
Cash and cash equivalents	2y	530,394	303,799
Time deposits		15,043	20,121
Accounts receivable, net	4	309,765	328,041
Other accounts receivable, net	4	16,058	6,743
Accounts receivable from related companies	5	68,656	51,027
Inventories, net	6	637,689	540,727
Recoverable taxes		68,903	37,081
Prepaid expenses		5,275	5,490
Deferred income taxes	7	5,377	34,802
Other current assets		87,971	11,583
Total current assets		1,745,131	1,339,414

Property, plant and equipment, net	8	1,324,405	1,119,920

Other assets
Investments in related companies	9	55,205	36,951
Goodwill, net	10	29,725	31,901
Negative goodwill, net	10	(1,073)	(1,279)
Long-term accounts receivable, net	4	4,209	767
Long-term accounts receivable from related companies	5	-	2,000
Intangible assets, net		2,514	3,115
Other long-term assets	11	43,018	34,426
Total other assets		133,598	107,881
Total assets		3,203,134	2,567,215

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Balance Sheets
(Expressed in thousands of US dollars, except as stated)

	As of December 31,
		2009	2008
	Notes	ThUS$	ThUS$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank debt	12	70,368	133,355
Current portion of long-term bank debt	12	151,158	451
Promissory notes	13	29,363	-
Current portion of bonds payable	13	16,243	7,929
Dividends payable		831	656
Accounts payable		182,958	109,763
Other accounts payable		350	357
Notes and accounts payable to related companies	5	3,892	178
Accrued liabilities	14	37,191	30,414
Withholdings		32,066	32,252
Income taxes		1,298	89,186
Deferred income	27	16,536	31,722
Other current liabilities		3,220	9,643
Total current liabilities		545,474	445,906

Long-term liabilities
Long-term bank debt	12	365,000	230,000
Bonds payable	13	670,221	285,940
Other accounts payable		187	397
Deferred income taxes	7	56,520	57,485
Long-term accrued liabilities	14	53,026	37,310
Total long-term liabilities		1,144,954	611,132

Minority interest	15	46,093	47,069

Shareholders' equity	16
Paid-in capital		477,386	477,386
Other reserves		162,084	159,721
Retained earnings		827,143	826,001
Total shareholders' equity		1,466,613	1,463,108
Total liabilities and shareholders' equity		3,203,134	2,567,215

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Income
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31,
		2009	2008	2007
	Notes	ThUS$	ThUS$	ThUS$
Operating results

Sales		1,436,891	1,774,119	1,187,527
Cost of sales		(916,088)	(1,056,254)	(857,765)
Gross margin		520,803	717,865	329,762
Selling and administrative expenses		(78,895)	(85,709)	(70,273)
Operating income		441,908	632,156	259,489

Non-operating results
Non-operating income	17	40,472	40,590	25,948
Non-operating expenses	17	(77,458)	(59,896)	(53,032)
Non-operating loss		(36,986)	(19,306)	(27,084)
Income before income taxes and minority interest		404,922	612,850	232,405
Income tax expense	7	(76,532)	(107,951)	(48,592)
Income before minority interest		328,390	504,899	183,813
Minority interest	15	(1,334)	(3,492)	(3,792)
Net income for the year		327,056	501,407	180,021

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

		For the years ended December 31,
		2009	2008	2007
	Notes	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		327,056	501,407	180,021
Charges (credits) to income not representing cash flows:
Depreciation expense	8	151,721	110,575	97,826
Amortization of intangible assets		652	698	712
Write-offs and accruals		42,036	44,710	34,063
Gain on equity investments in related companies		(5,717)	(14,358)	(3,643)
Loss on equity investments in related companies		1,256	-	77
Amortization of goodwill	10	2,176	2,215	2,252
Gain on sale of property, plant and equipment		(228)	(2,793)	87
Gain on sale of investments		-	(1,387)	(1,316)
Other credits to income not representing cash flows	21	(12,269)	(4,979)	(1,745)
Other charges to income not representing cash flows	21	155,575	205,986	108,075
Foreign exchange difference, net		7,576	15,897	(2,212)
Net changes in operating assets and liabilities (increase) decrease:
Accounts receivable		23,320	(184,713)	(25,830)
Inventories		(119,865)	(193,469)	(34,983)
Other assets		(33,109)	1,976	(6,437)
Accounts payable		435	61,156	(4,000)
Interest payable		11,434	1,729	582
Net income taxes payable		(174,452)	(42,073)	(23,541)
Other accounts payable		(17,221)	(15,147)	(2,760)
VAT and taxes payable		9,644	(33,608)	(9,726)
Minority interest	15	1,334	3,492	3,792
Net cash provided from operating activities		371,354	457,314	311,294
Cash flows from financing activities
Proceeds from short term bank financing		411,527	280,000	-
Proceeds from issuance of bonds		372,347	-	-
Payment of dividends		(345,647)	(212,831)	(94,910)
Repayment of bank financing		(190,333)	(100,000)	(57,089)
Payment of bonds payable		(35,402)	(5,573)	(5,131)
Payment of bond issuance and placement expenses		(8,093)	-	-
Other financing disbursements		(1,908)	-	-
Net cash provided by (used in) financing activities		202,491	(38,404)	(157,130)
Cash flows from investing activities
Sales of property, plant and equipment		1,810	25,969	2,498
Sales of investments in related companies		-	1,688	1,478
Sales of other investments		20,121	-	-
Other investing income		2,170	721	399
Additions to property, plant and equipment		(357,007)	(275,893)	(165,640)
Capitalized interest		(19,231)	(10,723)	(12,388)
Investments in related companies		(3,580)	-	-
Time deposits		(15,043)	(20,121)	-
Other disbursements		(2,200)	(448)	(513)
Net cash used in investing activities		(372,960)	(278,807)	(174,166)
Effect of inflation on cash and cash equivalents		25,710	(516)	272
Net change in cash and cash equivalents		226,595	139,587	(19,730)
Beginning balance of cash and cash equivalents		303,799	164,212	183,942
Ending balance of cash and cash equivalents		530,394	303,799	164,212

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Audited Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars, except as stated)

	For the years ended December 31
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Supplemental cash flow information:
Interest paid	38,127	26,975	33,441
Income taxes paid	93,619	62,766	43,666
Capital lease obligation	329	268	315

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

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

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting period

These consolidated financial statements have been prepared as of December 31, 2009 and 2008 and for the years then ended.

b)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to collectively as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Reporting currency

The consolidated financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

d)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2008 and 2007 consolidated financial statements.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Basis for consolidation

In accordance with SVS Circular No. 1,697 and Technical Bulletins No. 64 and 72 from the Chilean Association of Accountants, the Company has prepared consolidated financial statements that include the assets, liabilities, income and cash flows of the subsidiaries indicated in the tables below:

	Direct or Indirect Ownership as of December 31,
Foreign Subsidiaries	2009	2008	2007
	%	%	%
Nitratos Naturais Do Chile Ltda.	100.00	100.00	100.00
Nitrate Corporation of Chile Ltd.	100.00	100.00	100.00
SQM North America Corporation.	100.00	100.00	100.00
SQM Europe N.V.	100.00	100.00	100.00
Soquimich S.R.L. Argentina	100.00	100.00	100.00
Soquimich European Holding B.V.	100.00	100.00	100.00
SQM Corporation N.V.	100.00	100.00	100.00
SQI Corporation N.V.	100.00	100.00	100.00
SQM Comercial de Mexico S.A. de C.V.	100.00	100.00	100.00
North American Trading Co.	100.00	100,00	100.00
Administración y Servicios Santiago S.A. de C.V.	100.00	100.00	100.00
SQM Peru S.A.	100.00	100.00	100.00
SQM Ecuador S.A.	100.00	100.00	100.00
SQM Nitratos Mexico S.A.	51.00	51.00	51.00
SQMC Holding Corporation L.L.P.	100.00	100.00	100.00
SQM Investmet Corporation N.V.	100.00	100.00	100.00
SQM Brasil Ltda.	100.00	100.00	100.00
SQM France S.A.	100.00	100.00	100.00
SQM Japan Co. Ltda.	100.00	100.00	100.00
Royal Seed Trading A.V.V.	100.00	100.00	100.00
SQM Oceania PTY	100.00	100.00	100.00
RS Agro-Chemical Trading A.V.V.	100.00	100.00	100.00
SQM Indonesia	80.00	80.00	80.00
SQM Virginia L.L.C.	100.00	100.00	100.00
Agricolima S.A. de C.V.	-	-	100.00
SQM Venezuela S.A.	100.00	100.00	100.00
SQM Italia SRL	100.00	100.00	100.00
Comercial Caiman Internacional S.A.	100.00	100.00	100.00
SQM Africa PTY.	100.00	100.00	100.00
SQM Lithium Specialties LLP	100.00	100.00	100.00
SQM Dubai – Fzco (*)	-	100.00	100.00
Fertilizantes Naturales S.A.	66.67	66.67	66.67
Iodine Minera B.V.	100.00	100.00	100.00
SQM Agro India PVT. Ltd.	100.00	-	-

(*) As a result of the joint venture agreement signed with the Roullier Group for SQM Dubai Fzco., our share in that entity decreased to 50% and, therefore this entity is not consolidated as of December 31, 2009.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Basis for consolidation (continued)
	Direct or Indirect Ownership as of December 31,
Domestic Subsidiaries	2009	2008	2007
	%	%	%
Comercial Hydro S.A.	60.64	60.64	60,64
SQM Potasio S.A.	100.00	100.00	100.00
SQM Nitratos S.A.	100.00	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00	51.00
SQMC Internacional Ltda.	60.64	60.64	60.64
SQM Industrial S.A.	100.00	100.00	100.00
Isapre Norte Grande Ltda.	100.00	100.00	100.00
Almacenes y Depositos Ltda.	100.00	100.00	100.00
Servicios Integrales de Transito y Transferencia S.A.	100.00	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64	60.64
SQM Salar S.A.	100.00	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00	100.00
Proinsa Ltda.	60.58	60.58	60.58
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A	100.00	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00	100.00
Agrorama Callegari Ltda. (*)	42.45	-	-
(*) Agrorama Callegari Ltda. was consolidated because the Company has control through its subsidiary Soquimich Comercial S.A.

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation. In addition, the share of minority investors has been recognized under minority interest.

f)	Price-level restatement

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

In accordance with Chilean GAAP the financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement acconts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year ((2.3%), 8.9% and 7.4% in 2009, 2008 and 2007, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-US dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 507.10 per US$ 1 at December 31, 2009, Ch$ 636.45 per US$ 1 at December 31, 2008.

The values of the Unidad de Fomento (UF) used to convert UF-denominated assets and liabilities to pesos (dollars) as of December 31, 2009 and 2008 were Ch$ 20,942.88 (US$ 41.30) and Ch$ 21,452.57 (US$ 33.71), respectively.

ii)	Translation of non-U.S. dollar financial statements

a)	For those subsidiaries and affiliates located in Chile and which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level adjustment.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account in the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

Foreign exchange differences for the years ended December 31, 2009, 2008 and 2007 generated net earnings (loss) of ThUS$ (7,576), ThUS$ (15,897), and ThUS$ 2,212 respectively, which have been charged to the consolidated statements of income in each respective period.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Foreign currency (continued)

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at December 31, as follows:

	2009	2008	2007
	US$	US$	US$
Brazilian Real	1.74	2.34	1.77
New Peruvian Sol	2.88	3.14	2.99
Argentine Peso	3.83	3.47	3.15
Japanese Yen	92.10	91.03	114.15
Euro	0.69	0.72	0.68
Mexican Peso	13.04	13.77	10.90
Australian Dollar	1.12	1.45	1.15
Pound Sterling	0.62	0.67	0.49
Ecuadorian Sucre	1.00	1.00	1.00
South African Rand	7.40	9.28	6.81

h)	Time deposits

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, as applicable.

i)	Inventories

Inventories of finished products and products in process are stated at production cost determined using weighted average method, which is presented net of provisions. Provisions have been made based on technical studies which cover different variances affecting our products (density, humidity, and others).

Materials and supplies are stated at acquisition cost.

The cost of inventories does not exceed their net realizable value.

j)	Allowance for doubtful accounts

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

Property, plant, equipment (“PP&E”) and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were revalued in accordance with a technical appraisal performed in 1988.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expense as incurred.

The Company obtains property rights and mining concessions from the Chilean State. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets and are amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

l)	Depreciation of property, plant and equipment

Depreciation for the period is calculated using the straight-line method based on the remaining useful lives of assets, estimated by Management.

Estimated
years of useful life

Mining concessions	7 – 13
Building and infrastructure	3 – 80
Machinery and equipment	3 – 35
Other	2 – 30

m)	Assets acquired through financial lease

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

Mine exploration costs and stripping costs to maintain production of mineral resources extracted from operating mines are considered variable production costs and are included in the cost of inventory produced during the period. Mine development costs at new mines, and major development costs at operating mines outside existing areas under extraction that are expected to benefit future production are capitalized under Other long-term assets and amortized using a units-of-production method over the associated proven and probable reserve estimations. The Company determines its proven and probable reserves based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate mineral volumes and composition.

All other mine exploration costs, including expenses related to low grade mineral resources rendering the reserves not economically exploitable, are charged to the results of operations in the period in which they are incurred.

p)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in Other Assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are denominated in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, due to the represenation of SQM on the investee’s Board of Directors, have been valued using the equity method.

q)	Goodwill and negative goodwill

Until December 31, 2003, goodwill was calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill arose when the net book value exceeded the purchase price of companies acquired. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changed the basis for accounting for goodwill and negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in a business combination in order to determine goodwill or negative goodwill.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Goodwill and negative goodwill (continued)

Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment is measured.

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

r)	Reverse purchase agreements

These operations are recorded in Other current assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Current and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity (also referred to as “mining royalty”) on an accrual basis.

The Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1,466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. As a transitional provision at the date of adoption of those regulations, a contra asset or liability (also referred to as “complementary”) has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal.

Deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence it is more-likely-than-not that some portion of the deferred tax assets will not be realized.

t)	Staff severance indemnities

The Company calculates the liability for staff severance indemnities in accordance with the Technical Bulletin No. 8 of the Chilean Association of Accountants. The liability is determined based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u)	Revenue recognition

Operating revenues are recognized on the date of physical delivery of the products, in accordance with the conditions of the respective sales arrangements, in conformity with Technical Bulletin No. 70 of the Chilean Association of Accountants. Sales invoices issued for goods not delivered to the customers prior to balance sheet date are recorded in deferred income.

v)	Derivative contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized in income on the accrual basis and gains recognized when realized.

w)	Computer software

Computer software developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1,819 dated November 14, 2006 of the SVS, software acquired by the Company is recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

y)	Cash and cash equivalents
Included in cash and cash equivalents are cash and bank balances, time deposits, financial instruments classified as marketable securities and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company defines cash flows from operating activities as all inflows and outflows of cash that are directly related to its operations and, in general, all cash flows not defined as being from investing or financing activities.

The detail of cash and cash equivalents as of each balance sheet date is as follows:

	As of December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Cash	19,217	21,618	18,236
Time deposits	174,742	116,492	85,523
Mutual funds	336,435	165,689	60,453
Total	530,394	303,799	164,212

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

aa)	Bonds payable

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized over the life of the related bonds.

ab)	Promissory notes

Promissory notes are valued at nominal amounts plus accrued interest.

ac)     Provisions for mine closure costs

The Company recognizes provisions to cover those costs associated with closure of mining facilities and mitigation of environmental damage at present value of the estimated future expenses. The amount determined is presented under accrued expenses in long-term liabilities.

ad)     Deferred income

Deferred income relates to the recognition of documented sales, the delivery of which occurs subsequent to the balance sheet date.

ae)     Employee benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered are recognized on an accrual basis.

Note 3 – CHANGES IN ACCOUNTING PRINCIPLES

During the period ended December 31, 2009, there were no changes in the application of Chilean GAAP compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

Beginning January 1, 2008, the Company recognized the change in the functional currency (from Chilean pesos to US dollars) in which its consolidated subsidiary Soquimich Comercial S.A. was controlled for the purpose of reflecting the currency which represents better underlying transactions in the subsidiary and the control of the value of the investment hold by the Parent Company.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 – SHORT-TERM AND LONG-TERM ACCOUNTS RECEIVABLE

a)	Short term and long-term accounts receivable and other accounts receivable as of December 31, 2009 and 2008 are detailed as follows:

	Up to 90 days		Between 90 days and 1 year		Total Short-term (Net)
	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade Accounts Receivable	205,516	190,398	51,257	88,698	256,773	279,096
Allowance for Doubtful Accounts	-	-	-	-	(13,055)	(8,935)
Notes Receivable	53,319	43,060	16,100	17,773	69,419	60,833
Allowance for Doubtful Accounts	-	-	-	-	(3,372)	(2,953)
Accounts Receivable, Net					309,765	328,041

Other Accounts Receivable	14,127	7,822	2,587	312	16,714	8,134
Allowance for Doubtful Accounts	-	-	-	-	(656)	(1,391)
Other Accounts Receivable, Net					16,058	6,743

Long-term Receivables					4,209	767
b)	Changes in the allowance for doubtful accounts for the years ended December 31, are as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

At January 1,	13,279	10,649	11,793
Charged to expenses	3,716	4,700	466
Deductions (release)	(199)	(1,042)	(2,235)
Exchange rate differences	1,214	(855)	512
Business disposals and other	(927)	(173)	113
At December 31,	17,083	13,279	10,649

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 4 – SHORT-TERM AND LONG-TERM ACCOUNTS RECEIVABLE (continued)

b) Consolidated Short-term and Long-Term Receivables – by Geographic Location

	Latin America and the Caribbean		Asia and Oceania		Chile		Europe		North America, Mexico and Canada		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total Short and Long-Term Accounts Receivable, Net
Balance	28,616	77,530	4,730	23,751	128,470	108,416	137,853	84,637	30,363	41,217	330,032	335,551
% of Total	8.67%	23.11%	1.43%	7.08%	38.93%	32.31%	41.77%	25.22%	9.20%	12.28%	100.00%	100.00%
Short-Term Accounts Receivable, Net
Sub Total Short-Term	28,616	77,530	4,730	23,751	124,261	107,649	137,853	84,637	30,363	41,217	325,823	334,784
% of Total	8.78%	23.16%	1.45%	7.09%	38.14%	32.15%	42.31%	25.28%	9.32%	12.32%	100.00%	100.00%
Net Short-Term Trade Accounts Receivable
Balance	22,318	75,653	4,709	23,602	61,830	48,848	124,767	84,375	30,094	37,683	243,718	270,161
% of Total	9.16%	28.00%	1.93%	8.74%	25.37%	18.08%	51.19%	31.23%	12.35%	13.95%	100.00%	100.00%
Net Short-Term Notes Receivable
Balance	5,461	1,706	-	-	48,096	56,174	12,490	-	-	-	66,047	57,880
% of Total	8.27%	2.95%	-	-	72.82%	97.05%	18.91%	-	-	-	100.00%	100.00%
Net Short-Term Other Accounts Receivable
Balance	837	171	21	149	14,335	2,627	596	262	269	3,534	16,058	6,743
% of Total	5.21%	2.53%	0.13%	2.21%	89.27%	38.96%	3.71%	3.89%	1.68%	52.41%	100.00%	100.00%
Long-Term Accounts Receivable, Net
Balance	-	-	-	-	4,209	767	-	-	-	-	4,209	767
% of Total	-	-	-	-	100.00%	100.00%	-	-	-	-	100.00%	100.00%

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

On April 21, 2008, Inversiones SQ S.A. and SQH S.A. the entities which indirectly hold significant interest in the Company have acquired from Yara Netherland B.V. remaining 49% of shares of Inversiones SQYA S.A., which they did not possess prior to that transaction. Effective since that date Yara Group entities do not hold any interest in the Company and as such they are not related parties.

a)	Amounts included in balances with related parties as of December 31, 2009 and 2008 are as follows:

	Short-term		Long-term
Accounts Receivable	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	292	143	-	-
Sociedad Inversiones Pampa Calichera S.A.	8	8	-	-
Inversiones PCS Chile S.A.	-	-	-	-
Doktor Tarsa Tarim Sanayi AS	7,304	13,641	-	-
Nutrisi Holding N.V.	1,741	1,702	-	-
Ajay Europe S.A.R.L.	1,492	4,061	-	-
Ajay North America LLC	2,914	2,520	-	-
Abu Dhabi Fertilizer Industries WWL	3,546	6,579	-	2,000
NU3 B.V.	1,883	772	-	-
SQM Agro India	-	595	-	-
SQM East Med Turkey	-	1,075	-	-
Misr Specialty Fertilizers (MSF)	289	632	-	-
Kowa Company Ltd.	15,764	18,170	-	-
Minera Saskatchewan Ltda. (PCS)	32,588	-	-	-
NU3 N.V. (Belgium)	-	1,129	-	-
SQM Thailand Co. Ltd.	835	-	-	-
Total	68,656	51,027	-	2,000

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 5 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Amounts included in balances with related parties as of December 31, 2009 and 2008 are as follows:

	Short-term
Accounts Payable	2009	2008
	ThUS$	ThUS$
SQM Thailand Co. Ltd.	-	178
NU3 B.V. (Belgium)	94	-
SQM Vitas	2,883	-
Callegari Agricola S.A.	234	-
Coromandel Fertilizers Limited	681	-
Total	3,892	178

There were no outstanding long-term accounts payable with related parties as of December 31, 2009 and 2008.

c)	During 2009, 2008 and 2007 principal transactions with related parties were as follows (1):

		Nature of	Amount of Transaction			Effect on Income - credit
Company	Relationship	Transaction	2009	2008	2007	2009	2008	2007
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Ind. WWL	Investee	Sales of Products	7,385	9,302	5,434	2,053	2,849	1,123
	Investee	Financial Income	54	127	117	54	127	117
Ajay Europe SARL	Investee	Sales of Products	11,899	19,561	24,965	695	2,667	9,250
	Investee	Financial Income	-	10	10	-	10	10
	Investee	Dividends	-	118	-	-	-	-
Ajay North America LLC	Investee	Sales of Products	13,839	28,676	17,281	610	9,970	8,060
	Investee	Dividends	453	760	-	-	-	-
Kowa Company Ltd.	Shareholder	Sales of Products	59,233	100,633	84,701	15,321	41,066	50,770
	Shareholder	Sales of Services	185	-	-	-	-	-
Nu3 B.V.	Investee	Sales of Products	-	14,384	9,025	-	2,425	279
	Investee	Sales of Services	-	109	-	-	109	-
Nu3 N.V.	Investee	Sales of Products	-	18,166	6,545	-	5,716	2,026
Doktor Tarsa Tarim Sanayi AS	Investee	Sales of Products	11,030	15,590	7,577	1,134	6,492	2,159
SQM Agro India PVT LTD	Investee	Sales of Products	-	598	-	-	210	-
MISR Speciality	Investee	Sales of Products	170	733	-	9	320	-
	Investee	Financial Income	-	8	-	-	8	-
Nutrisi Holding N.V.	Investee	Financial Income	10,825	104	-	1,865	104	-
Sales de Magnesio Ltda.	Investee	Sales of Products	908	920	-	828	334	-
	Investee	Dividends	385	491	-	-	-	-
	Investee	Sales of Services	270	-	-	-	-	-
SQM Eastemed Turkey	Investee	Sales of Products	-	397	-	-	240	-
SQM Thailand Co. Ltd.	Investee	Sales of Products	1,716	83	-	351	69	-
Minera Saskatchewan Ltda. (PCS)	Shareholder	Sales of Products	34,949	-	-	16,839	-	-
	Shareholder	Sales of Services	540	-	-	-	-	-
Nutrisi Holding B.V.	Investee	Sales of Products	10,223	-	-	1,316	-	-
	Investee	Sales of Services	106	-	-	-	-	-

(1) Transactions with related parties involving acquisitions and disposals of participations in other entities are discussed in Note 9.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 6 - INVENTORIES

As of December 31, 2009 and 2008 the net balance of inventories is detailed as follows:

	Short-term
Accounts Payable	2009	2008
	ThUS$	ThUS$
Finished Products	313,903	320,489
Work in Process	300,161	188,069
Supplies	23,625	32,169
Total	637,689	540,727

Note 7 – CURRENT AND DEFERRED INCOME TAXES

a)	As of December 31, 2009 and 2008 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:
	2009	2008
	ThUS$	ThUS$
Accumulated Tax Basis Retained Earnings with Tax Credit	668,670	813,716
Accumulated Tax Basis Retained Earnings without Tax Credit	107,832	132,773
Tax Loss Carry-forwards (1)	99,333	16,949
Credit for Shareholders (2)	136,874	166,554

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

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 – CURRENT AND DEFERRED INCOME TAXES (continued)

b)	The deferred taxes as of December 31, 2009 and 2008 represented a net liability of ThUS$ 51,143, and ThUS$ 22,683 respectively, and consisted of the following concepts:

As of December 31, 2009	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for Doubtful Accounts	1,976	1,732	-	-
Prepaid Income	166	-	-	-
Vacation Accrual	2,295	-	-	-
Unrealized Gain on Sale of Products	53,274	-	-	-
Provision for Obsolescence of Non-current Assets	-	3,433	-	-
Production Expenses	-	-	39,660	-
Accelerated Depreciation of PP&E	-	-	-	81,099
Exploration Expenses	-	-	-	5,263
Capitalized Interest	-	-	-	11,222
Staff Severance Indemnities	-	-	-	2,756
Fair Value of PP&E	-	2,852	-	-
Capitalized Expenses	-	-	-	2,015
Tax Losses Carry-Forwards	-	18,206	-	-
Derivatives	-	-	10,948	-
Employee Benefits	1,105	5,075	-	-
Deferred Mining Activity Royalty Taxes	886	-	4,017	4,546
Accrued Interest	393	-	-	-
Other	4,538	13,237	1	1,485
Total gross deferred taxes	64,633	44,535	54,626	108,386
Total complementary accounts	-	-	-	(11,364)
Valuation allowance	(4,630)	(4,033)	-	-
Total deferred taxes	60,003	40,502	54,626	97,022
Deferred tax asset/liability, net	5,377	-	-	56,520

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 7 – CURRENT AND DEFERRED INCOME TAXES (continued)

b)	Deferred taxes (continued)

As of December 31, 2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for Doubtful Accounts	1,029	897	-	-
Prepaid Income	1,711	-	-	-
Vacation Accrual	1,734	-	-	-
Unrealized Gain on Sale of Products	76,633	-	-	-
Provision for Obsolescence of Non-current Assets	-	3,940	-	-
Production Expenses	-	-	29,774	-
Accelerated Depreciation of PP&E	-	-	-	72,211
Exploration Expenses	-	-	-	4,702
Capitalized Interest	-	-	-	9,252
Staff Severance Indemnities	-	-	-	1,935
Fair Value of PP&E	-	3,153	-	-
Capitalized Expenses	-	-	-	826
Tax Losses Carry-Forwards	-	4,362	-	-
Derivatives	629	-	-	-
Employee Benefits	11	2,904	-	-
Deferred Mining Activity Royalty Taxes	971	494	2,625	4,384
Accrued Interest	504	-	-	-
Other	4,785	11,623	-	370
Total gross deferred taxes	88,007	27,373	32,399	93,680
Total complementary accounts	-	-	-	(13,515)
Valuation allowance	(20,806)	(4,693)	-	-
Total deferred taxes	67,201	22,680	32,399	80,165
Deferred tax asset/liability, net	34,802	-	-	57,485

c)	Income tax expense in the years ended December 31, 2009, 2008 and 2007 is summarized as follows:
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Tax Expense Adjustment (prior year)	(4,433)	576	132
Provision for Current Income Tax	(52,563)	(147,694)	(38,218)
Effect of Deferred Tax Assets and Liabilities	(56,198)	45,786	3,380
Tax Benefit for Tax Losses	13,803	(20,652)	(6,213)
Effect of Amortization of Complementary Accounts	(2,151)	(2,111)	(5,508)
Effect on Deferred Tax Assets and Liabilities due to Changes in Valuation Allowance	16,452	13,230	(2,182)
Other tax Charges and Credits	8,558	2,914	17
Total Income Tax Expense	(76,532)	(107,951)	(48,592)

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	As of December 31,
	2009	2008
	ThUS$	ThUS$
Land
Land	82,081	80,529
Mining concessions	30,086	30,086
Subtotal	112,167	110,615

Buildings and Infrastructure
Buildings	185,356	176,327
Installations	445,972	389,353
Construction-in-Progress	278,559	181,730
Other	294,268	230,135
Subtotal	1,204,155	977,545

Machinery and Equipment
Machinery	636,335	602,490
Equipment	176,919	149,907
Project-in-progress	71,137	30,682
Other	49,954	41,030
Subtotal	934,345	824,109

Other Fixed Assets
Tools	11,615	10,808
Furniture and office equipment	15,910	16,009
Project-in-progress	29,720	22,345
Other	12,270	12,673
Subtotal	69,515	61,835

Amounts related to technical appraisal
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
Subtotal	61,379	61,379

Total property, plant and equipment (cost)	2,381,561	2,035,483

Less: Accumulated depreciation
Buildings and infrastructure	(472,950)	(391,487)
Machinery and equipment	(513,192)	(449,558)
Other fixed assets	(30,826)	(35,264)
Technical appraisal	(40,188)	(39,254)
Total accumulated depreciation	(1,057,156)	(915,563)

Net property, plant and equipment	1,324,405	1,119,920

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 8 – PROPERTY, PLANT AND EQUIPMENT (continued)

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was as follows:

	For the years ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Buildings and infrastructure	(77,641)	(53,152)	(44,135)
Machinery and equipment	(69,278)	(53,104)	(46,210)
Other property, plant and equipment	(3,867)	(3,180)	(6,342)
Technical appraisal	(935)	(1,139)	(1,139)
Total Depreciation	151,721	(110,575)	(97,826)

The Company has capitalized assets obtained through financial lease arrangements, which are included in Other property, plant and equipment and are as follows:

	As of December 31,
	2009	2008
	ThUS$	ThUS$
Administrative Office Buildings	1,988	1,988
Accumulated Depreciation	(583)	(552)
Total Assets in Leasing	1,405	1,436

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Note  9 – INVESTMENTS IN RELATED PARTIES

a)	Information on Foreign Investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Significant Transactions Involving Related Parties

Transactions Executed in 2009

•
On April 30, 2009, the SQM’s Directors agreed to authorize signing of a supply agreement by which SQM Salar S.A., subsidiary will sell PCS Sales (USA) Inc. (PCS), a subsidiary of Potash Corporation of Saskatchewan Inc. (SQM’s shareholder) between 25,000 and 150,000 tons of potassium chloride per year that will be sold by PCS in Japan, India and China. These sales may occur from May 1, 2009 to May 1, 2010, under terms and conditions identical to those observed in the market at that time.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note  9 – INVESTMENTS IN RELATED PARTIES, (continued)

b)	Significant Transactions Involving Related Parties (continued)

•
On July 14, 2009, the subsidiary Comercial Agrorama Callegari Limitada was formed, to which Soquimich Comercial S.A. contributed capital of ThUS$ 1,021 obtaining 70% participation in the capital of that entity.

•
On October 9, 2009, the subsidiary Soquimich European Holdings formed a joint venture with Coromandel Fertilizars Limited called Coromandel SQM; each party contributed capital of ThUS$ 2,200 for a 50% share.

•
On March 18, 2009, a shareholder agreement between SQM Industrial S.A. and Migao Corporation was signed to form Sichuan SQM-Migao Chemical Fertilizer Co. Ltd.  SQM Industrial S.A. made its first capital contribution of ThUS$ 3,000 on November 6, 2009 from a total committed of ThUS$ 10,000 that each party will contribute. These additional contributions will be made during 2010.

•	On December 17, 2009, Soquimich European Holdings B.V. acquired 51% of SQM Agro India Pvt. Ltd. for ThUS$ 50. With this acquisition, it now holds 100% of this entity.

•
On December 29, 2009, a joint venture agreement was signed with the Roullier Group for the company SQM Dubai-Fzco., decreasing our share from 100% to 50%. On the same date, the company changed its name to SQM Vitas. We recorded a gain from that transaction of ThUS$ 3,019, which is presented in Other non-operating income.

Transactions Executed in 2008

•
On April 24, 2008, the subsidiary Agricolima S.A. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort, creating a gain on sale of investment of ThUS$ 1,387.

Transactions Executed in 2007

•	On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

•
On December 7, 2007, SQM North America Corp. sold to Nautilus International Holding Corporation all the rights which SQM North America Corp had in Cape Fear Bulk LLC for ThUS$ 1,478, and recorded a gain from the sale of investments of ThUS$ 1,316.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

c)	Investments with Less Than 20% Ownership

Investments in which the Company has less than 20% ownership and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 9 – INVESTMENTS IN RELATED PARTIES (continued)

d)	Detail of Investments in Related Companies

	Country	Currency	Ownership Interest			Equity of Investment		Carrying value		Net Income (Loss)			Equity Participation in Net Income (Loss)
Company	of origin	of origin	2009	2008	2007	2009	2008	2009	2008	2009	2008	2007	2009	2008	2007
			%	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	50.00	50.00	50.00	16,894	22,424	8,492	11,212	3,678	12,669	2,027	1,839	6,335	1,014
Nutrisi Holding N.V.	Belgium	Euros	50.00	50.00	50.00	12,866	14,494	6,239	6,823	(2,120)	4,634	1,163	(831)	2,017	581
Abu Dhabi Fertilizer Industries WWL	U.A.E.	US$	50.00	50.00	50.00	12,143	10,555	6,072	5,277	1,547	5,842	794	773	2,921	397
Ajay North America LLC	USA	US$	49.00	49.00	49.00	15,669	12,482	6,653	4,892	4,097	2,067	1,284	2,008	1,013	629
Ajay Europe S.A.R.L.	France	Euros	50.00	50.00	50.00	10,974	10,033	3,921	4,282	1,449	1,625	1,474	725	813	737
Misr Speciality Fertilizers	Egypt	US$	47.49	47.49	47.49	3,749	4,733	1,780	2,247	(882)	622	(140)	(419)	295	(67)
Charlee SQM Thailand Co Ltd.	Thailand	US$	40.00	40.00	40.00	3,694	3,535	1,478	1,414	430	1,016	77	172	407	31
Sales de Magnesio Ltda.	Chile	Ch$	50.00	50.00	50.00	656	946	328	473	354	697	509	177	349	254
SQM Eastmed Turkey	Turkey	Euros	50.00	50.00	50.00	402	437	201	219	(11)	270	(7)	(5)	135	(4)
SQM Agro India Pvt. Ltd..	India	US$	-	49.00	49.00	38	191	-	94	(213)	153	(13)	-	75	(6)
Asociciación Garantizadora de Pensiones	Chile	Ch$	3.31	3.31	3.31	610	536	20	18	(45)	(5)	-	-	-	-
SQM Vitas	U.E.A.	Dirham	50.00	-	-	33,007	-	16,503	-	(4,598)	-	-	36	-	-
SQM Migao Chemical Fertilized Co Ltda.	China	US$	50.00	-	-	8,467	-	2,988	-	(33)	-	-	(12)	-	-
Coromandel SQM India	India	US$	50.00	-	-	1,060	-	530	-	-	-	-	-	-	-
Total								55,205	36,951				4,463	14,360	3,566

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 10 – GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill and the related amortizations are summarized as follows:

a)	Goodwill

	Balance as of December 31,		Amortization for the year ended December 31,
Company	2009	2008	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Potassium S.A.	1,012	1,157	144	145	145
Comercial Hydro S.A.	565	737	170	208	245
SQM Industrial S.A.	16,691	17,803	1,113	1,113	1,113
SQM México S.A. de C.V.	669	723	56	56	56
Comercial Caiman Internacional S.A.	63	85	23	23	23
SQM Dubai Fzco	1,579	1,682	101	101	101
Iodine Minera B.V.	9,146	9,714	569	569	569
Total	29,725	31,901	2,176	2,215	2,252
b)	Negative goodwill

	Balance as of December 31,		Amortization for the year ended December 31,
Company	2009	2008	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Minera Nueva Victoria S.A.	(1,073)	(1,279)	-	-	-
Total	(1,073)	(1,279)	-	-	-

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 11 – OTHER LONG - TERM ASSETS

Other long-term assets are summarized as follows:

	As of December 31,
Description	2009	2008
	ThUS$	ThUS$
Engine and Equipment spare-parts, net (1)	335	2,306
Mine Development Costs	26,832	24,892
Construction of Salar-Baquedano Road	930	1,050
Deferred Loan Issuance Costs (2)	1,192	320
Cost of Issuance and Placement of Bonds (3)	9,679	4,278
Other	4,050	1,580
Total	43,018	34,426

(1) This item includes non-current spare parts and materials. An allowance for obsolescence of those assets has been made and is included in this item.

(2) Relates to costs incurred in relation to negotiation and issuance of long-term loans.

(3) Refer to the explanation of these costs contained in the Note 20.

Note 12 – BANK DEBT

a)         Short-term bank debt as of December 31, 2009 and 2008 is detailed as follows:

	As of December 31,
Bank or Financial Institution	2009	2008
	ThUS$	ThUS$
BBVA Chile	31,138	-
HSBC Bank Chile	15,090	15,266
Banco Estado	20,813	-
JP Morgan Chase Bank	-	20,317
BBVA Banco Bilbao Vizcaya Argentaria	-	40,524
Banco Santander Santiago	-	20,075
Banco de Crédito e Inversiones	-	35,518
Fortis Bank	1,618	641
Banesto	1,234	390
Deustsche Bank España S.A.	288	408
Caixa Penedes de España	187	194
HSBC Bank Middle East Ltd.	-	22
Total	70,368	133,355

Annual average interest rate	4.60%	7.16%

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 12 – BANK DEBT (continued)

b)         Long-term bank debt is detailed as follows:

	As of December 31,
Bank or Financial Institution	2009	2008
	ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria (1)	100,053	100,204
Export Development Canada (2)	50,019	50,032
ING Capital LLC (3)	80,055	80,215
Caja de Ahorro y Monte de Piedra Madrid (4)	40,043	-
Banco Estado NY Branch (5)	170,988	-
BBVA Bancomer (6)	75,000	-
Total	516,158	230,451

Including: Current portion	151,158	451

Long-term portion	365,000	230,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.375% per annum payable quarterly. The principal is due on March 3, 2010.

(2)	U.S. dollar denominated loan without guarantee, interest rate of Libor + 1.5% per-annum payable quarterly. The principal is due on November 30, 2010.

(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 2.62% per annum payable semi-annually. The principal is due on November 28, 2011.

(4)	U.S. dollar-denominated loan, variable interest rate currently at 0.43125% per annum payable semiannually. The principal is due on December 22, 2010.

(5)	U.S. dollar-denominated loan, variable interest rate currently at 2.5625% per annum payable semiannually. The principal is due on September 11, 2012.

(6)	U.S. dollar-denominated loan, variable interest rate currently at 3.25063% per annum payable quarterly. The principal is due on June 24, 2012.

c)	The maturity of long-term debt since December 31, 2009 and 2008, respectively is as follows:

	As of December 31,
Years to Maturity	2009	2008
	ThUS$	ThUS$
Current Portion (less than 1 year)	151,158	451
1 to 2 years	110,000	150,000
2 to 3 years	115,000	80,000
3 to 5 years	140,000	-
Total	516,158	230,451

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 13 – BONDS PAYABLE AND PROMISSORY NOTES

a)	Bonds payable

The following is description of principal terms of outstanding bonds payable:

Series “C” Bonds:

Series C bonds totaling UF 3,000,000 (ThUS$ 100,991) with an interest rate of 4.00% per annum were placed on January 25, 2006. During the years ended December 31, 2009 and 2008 the following payments with regards to the principal amount and interest of those bonds were made:

	2009		2008
	UF	ThUS$	UF	ThUS$
Principal	150,000	5,967	150,000	5,572
Interest	105,456	4,191	111,398	4,145

Single Series US$ Bonds:

Single Series bonds totaling ThUS$ 200,000 with an interest rate of 6.125% per annum were placed on April 5, 2006. This placement was carried out under Rule 144 and regulation S of the U.S. Securities Act of 1933. During the years ended December 31, 2009 and 2008 the following interest payments on those bonds were made:

	2009	2008
	ThUS$	ThUS$
Interest	12,250	12,250

Series “G” and “H” Bonds:

On January 13, 2009, the Company placed two series of bonds on the Chilean market: Series H bonds for UF 4,000,000 (ThUS$ 139,216) at a rate of 4.9% per annum, maturing in 21 years, with principal payments beginning in 2019 and Series G bonds for ThUS$ 21,000,000 (ThUS$ 34,146) maturing in 5 years with a single principal payment upon maturity and interest of 7% per annum. During the year ended December 31, 2009 the following interest payments on those bonds were made:

2009
ThUS$
Interest – Series G	1,329
Interest – Series H	3,727

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 13 – BONDS PAYABLE AND PROMISSORY NOTES (continued)

Series “J” and “I” Bonds:

On May 8, 2009, the Company placed two series of bonds on the Chilean market: Series J bonds for ThCh$ 52,000,000 (ThUS$ 92,456) maturing in 5 years, with a single principal payment upon maturity and interest of 5.5% per annum, and Series I bonds for UF 1,500,000 (ThUS$ 56,051) maturing in 5 years with a single principal payment upon maturity and interest of 3.00% per annum. During the year ended December 31, 2009 the following interest payments on those bonds were made:

2009
ThUS$
Interest – Series J	2,583
Interest – Series I	851

Summary of the bonds payable is presented in the table below:

Number of registration of the instrument	Series	Nominal Amount	Currency or indexation unit	Interest Rate	Matures on	Payment of interest	Repayment of principal	Balance as of Dec 31, 2009	Balance as of Dec 31, 2008
								ThUS$	ThUS$
Current portion of long-term bonds payable:
446	C	150,000	UF	4.0%	Apr 15, 2010	Semi-annual	Semi-annual	6,537	5,352
184	Single	-	ThUS$	6.125%	Jun 1, 2010	Semi-annual	Bullet	2,577	2,577
564	H	-	UF	4.9%	Jan 5, 2010	Semi-annual	Semi-annual	3,891	-
563	G	-	ThCh$	7.0%	Jan 5, 2010	Semi-annual	Bullet	1,386	-
563	I	-	UF	3.0%	Apr 1, 2010	Semi-annual	Bullet	461	-
563	J	-	ThCh$	5.5%	Apr 1, 2010	Semi-annual	Bullet	1,391	-
Total								16,243	7,929

Long-term bonds payable:
446	C	2,400,000	UF	4.00%	Dec 1, 2026	Semi-annual	Semi-annual	99,119	85,940
184	Single	200,000	ThUS$	6.125%	Apr 15, 2016	Semi-annual	Bullet	200,000	200,000
564	H	4,000,000	UF	4.9%	Jan 5, 2014	Semi-annual	Semi-annual	41,412	-
563	G	21,000,000	ThCh$	7.0%	Jan 5, 2030	Semi-annual	Bullet	165,197	-
563	I	1,500,000	UF	3.0%	Apr 1, 2014	Semi-annual	Bullet	61,949	-
563	J	52,000,000	ThCh$	5.5%	Apr 1, 2014	Semi-annual	Bullet	102,544	-
Total								670,221	285,940

b)	Promissory Notes

On March 24, 2009, the Company placed promissory notes totaling ThCh$ 15,000,000 (ThUS$ 25,875) in the Chilean market.  These notes are denominated series 2-A, line 46 and mature in 10 years.  The maximum amount that can be issued is UF 1,500,000.  On December 15, 2009, the Company repaid the full amount of these notes outstanding.

On April 2, 2009, the Company placed promissory notes totaling ThCh$ 15,000,000 (ThUS$ 25,770) in the Chilean market.  These notes are denominated series 1-B, line 47 and mature in 10 years.  The maximum amount that can be issued is UF 1,500,000. The notes bear 3.6% interest rate and outstanding balance payable as of December 31, 2009 was ThUS$ 29,363.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 14 – ACCRUED LIABILITIES

As of December 31, 2009 and 2008 accrued liabilities are summarized as follows:

	As of December 31,
Description	2009	2008
	ThUS$	ThUS$
Provision for Royalties Corfo	3,752	5,256
Provision for Employee Compensation and Legal Costs	590	715
Taxes and Monthly Income Tax Installment Payments	6,654	11,659
Vacation Accrual	13,897	10,518
Marketing Expenses	150	107
Professional Fees	1,347	477
Provision for plant suspension	6,500	-
Provision for employees termination plan	2,500	-
Other Accruals	1,801	1,682
Total Short-term Accrued Liabilities	37,191	30,414

Staff Severance Indemnities	29,444	22,129
Incentive bonus provision (1)	20,082	12,000
Closure of mining sites and environmental expenses	3,500	3,181
Total Long-term Accrued Liabilities	53,026	37,310

(1) This provision corresponds to stay bonuses granted to certain Company’s executives. The benefit is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011. In accordance with Note 2 ae), these benefits have been recognized on an accrual basis.

Staff Severance Indeminities

Changes in the staff severance indemnities are summarized as follows:

	Year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Opening balance	22,129	20,679	17,472
Increases in obligation	5,897	8,332	4,190
Payments	(2,774)	(2,227)	(2,245)
Exchange differences	5,554	(4,796)	1,336
Other difference	(1,362)	141	(74)
Balance as of December 31	29,444	22,129	20,679

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 15 – MINORITY INTEREST

Minority interest is summarized as follows:

	Participation in equity as of December 31,		Participation in (income) loss for the years ended December 31,
Company	2009	2008	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	41,123	42,498	(1,180)	(2,669)	(3,886)
Ajay SQM Chile S.A.	4,292	4,159	(354)	(532)	166
Cape Fear Bulk LLC	-	-	-	-	(99)
SQM Nitratos México S.A. de C.V.	3	10	7	3	31
Fertilizantes Naturales S.A.	194	423	230	(300)	-
SQM Indonesia S.A.	1	(30)	(36)	13	(1)
SQM Potasio S.A.	11	9	(3)	(7)	(3)
Agrorama Callegari Ltda.	469	-	2	-	-
Total	46,093	47,069	(1,334)	(3,492)	(3,792)

Note 16 – SHAREHOLDER’S EQUITY

a)         Paid-in capital

(i)	Number of Shares

Series	No. of shares subscribed	No. of shares with preferrential voting rights
A	142,819,552	142,819,552
B	120,376,972	120,376,972

(ii)	Capital subscribed and paid

	Capital subscribed	Capital paid
Series	ThUS$	ThUS$
A	134,750	134,750
B	342,636	342,636

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 16 – SHAREHOLDER’S EQUITY (continued)

c)	Other reserves

The detail of Other Reserves is as follows:

	Effect in income (loss) for the year ended December 31,			Balance as of December 31,
Company	2009	2008	2007	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Technical appraisal	-	-	-	151,345	151,345
Changes in other reserves related to investments:
Soquimich Comercial S.A. (1)	-	-	7,888	13,286	13,286
Comercial Hydro S.A.	946	(725)	-	221	(725)
SQMC Internacional Ltda	43	(35)	-	8	(35)
Proinsa Ltda	32	(26)	-	6	(26)
Agrorama Callegari Ltda.	66	-	-	66	-
Isapre Norte Grande Limitada (1)	37	(1)	39	(8)	(45)
Inversiones Augusta S.A. (1)	-	-	-	(761)	(761)
SQM Ecuador S.A. (2)	-	-	-	(271)	(271)
Almacenes y Depósitos Limitada (1)	42	-	66	130	88
Asociación Garantizadora de Pensiones (1)	-	(6)	(5)	(23)	(23)
Sales de Magnesio Ltda. (1)	53	(101)	59	63	10
Sociedad de Servicios de Salud	15	-	14	29	14
SQM North America Corp. (3)	1,129	(2,827)	(141)	(3,057)	(4,186)
SQM Dubai Fzco. (1)	-	-	(11)	(11)	(11)
Ajay Europe SARL (1)	-	-	343	343	343
Other entities (1)	-	-	-	718	718
Total	2,363	(3,721)	8,252	162,084	159,721

(1)
Corresponds to translation adjustments and effects of the price-level restatement.  In accordance with SVS Circulars No. 368 and 1,697, this adjustment is based on equity variations of the subsidiaries and affiliates that apply price-level restatement to paid-in capital and to the effect generated by these items expressed in foreign currency.

(2)	Corresponds to the translation adjustment produced by the application of a law implemented by the Ecuadorian Government.

(3)	Corresponds to differences in valuation of the pension plan of subsidiary SQM North America Corp.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 16 – SHAREHOLDER’S EQUITY (continued)

c)         Interim Dividends

At a Board of Directors meeting held on November 17, 2009, the Directors agreed to pay and distribute an interim dividend of US$ 0.37994 per share beginning December 16, 2009.  This dividend totals approximately ThUS$ 100,000 and is equivalent to 40% of distributable net income for 2009, accumulated as of September 30, 2009.  This dividend is payable to SQM shareholders registered in the respective shareholders’ registry as of the fifth business day prior to December 16, 2009, in its equivalent in Chilean pesos, based on the observed dollar exchange rate.

At a Board of Directors Meeting held on October 28, 2008 the directors agreed to distribute an interim dividend of US$0.37994 per share as of November 21, 2008 for a total amount of ThUS$ 100,000 and lower than 30% of distributable net income for commercial year 2008, accrued as of September 30, 2008. This dividend was payable to the shareholders of SQM registered in the respective registry on the fifth business day prior to November 21, 2008, in its equivalent in Chilean pesos based on the value of the observed dollar exchange rate.

d)         Final Dividends

In an Ordinary General Shareholders' Meeting held April 29, 2009, the shareholders agreed to pay and distribute, in accordance with the respective dividend policy, an annual dividend of ThUS$ 325,914, equivalent to 65% of distributable net income for 2008.  The amount of ThUS$ 100,000 (US$ 0.37994 per share), which was already paid as an interim dividend (see b) above), was deducted from the final dividend amount.  Therefore, the balance of ThUS$ 225,914 (US$ 0.85835 per share) was paid and distributed to shareholders registered on the fifth business day prior to payment.

Sociedad Quimica y Minera de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 16 – SHAREHOLDER’S EQUITY (continued)

e)	Changes in shareholders’ equity in the years ended December 31, 2009, 2008 and 2007 were as follows:

	Number	Paid-in	Other	Interim	Retained	Net
	of shares	capital	Reserves	dividends	earnings	income	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2007	263,196,524	477,386	155,190	-	312,096	141,277	1,085,949
Transfer of the 2006 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends	-	-	-	-	(91,786)	-	(91,786)
Changes in other reserves	-	-	8,252	-	-	-	8,252
Net income for the year 2007	-	-	-	-	-	180,021	180,021
Balance as of December 31, 2007	263,196,524	477,386	163,442	-	361,587	180,021	1,182,436
Balance as of January 1, 2008	263,196,524	477,386	163,442	-	361,587	180,021	1,182,436
Transfer of the 2007 net income to retained earnings	-	-	-	-	180,021	(180,021)	-
Declared dividends	-	-	-	-	(117,014)	-	(117,014)
Interim dividends				(100,000)	-	-	(100,000)
Changes in other reserves	-	-	(3,721)	-	-	-	(3,721)
Net income for the year 2008	-	-	-	-	-	501,407	501,407
Balance as of December 31, 2008	263,196,524	477,386	159,721	(100,000)	424,594	501,407	1,463,108
Balance January 1,2009	263,196,524	477,386	159,721	(100,000)	424,594	501,407	1,463,108
Transfer of the 2008 net income to retained earnings	-	-	-	-	501,407	(501,407)	-
Declared dividends	-	-	-	100,000	(325,914)		(225,914)
Changes in other reserves	-	-	2,363	-	-	-	2,363
Interim dividends	-	-	-	(100,000)	-		(100,000)
Net income for the year 2009	-	-	-	-	-	327,056	327,056
Balance as of December 31, 2009	263,196,524	477,386	162,084	(100,000)	600,087	327,056	1,466,613

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 – NON–OPERATING INCOME AND EXPENSES

Amount included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	Year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Interest income	13,525	13,858	9,347
Equity participation in income of unconsolidated investees	5,717	14,360	3,643
Sale of cross currency swap	-	-	4,000
Amounts recovered from insurance	285	581	275
Payment discounts obtained from suppliers	921	815	458
Reversal of allowance for doubtful accounts	670	2,623	229
Income from rental of property, plant and equipment	1,133	1,092	958
Recovery of doubtful accounts	41	424	861
Sale of mining concessions	2,170	721	399
Sale of property, plant and equipment, materials and scrap metal	710	1,064	-
Fines collected from third parties	288	77	192
Sale of investments in related companies	-	1,387	1,316
Services provided	100	156	369
Indemnities received	60	146	523
Gain on sale of assets of SQM Lithium	-	2,342	-
Gain from loss of control SQM Dubai-Fzco	3,019	-	-
Gain from sales of easements	10,356	-	-
Overestimate on staff severance indemnity provision	245	-	-
Other income	1,232	944	1,166
Net foreign exchange gain	-	-	2,212
Total	40,472	40,590	25,948

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 17 – NON–OPERATING INCOME AND EXPENSES (continued)

b)	Non-operating expenses

	Year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Equity participation in loss of unconsolidated investees	(1,256)	-	(77)
Amortization of goodwill	(2,176)	(2,215)	(2,252)
Interest expense	(30,979)	(19,957)	(19,949)
Net foreign exchange loss	(7,576)	(15,897)	-
Work disruption expenses	(416)	(1,256)	(844)
Training expenses and donations	(2,431)	(2,152)	(520)
Non-capitalizable exploration project expenses and provisions for damages and liquidation of assets	(12,348)	(9,261)	(16,528)
Amortization of intangible assets	(403)	(403)	(413)
Allowance for materials, spare parts and supplies	-	(4,200)	(4,925)
Provision for legal expenses and third-party indemnities	(451)	(975)	(523)
Indemnities paid to suppliers	(90)	(237)	(1,575)
Provision for plant suspension	(12,847)	(1,189)	-
Non-recoverable taxes	(612)	(424)	(669)
Expenses related to energy tariff adjustments	-	-	(2,066)
Fines paid	(262)	(42)	-
Advisory services	(49)	(84)	-
Provision for employees termination plan	(2,500)	-	-
Cost of dismissal process	(1,696)	-	-
Other expenses	(1,366)	(1,604)	(2,691)
Total	(77,458)	(59,896)	(53,032)

Note 18 – PRICE–LEVEL RESTATEMENT

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) Credit to income for the year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Inventory	45	-	1,450
Property, plant and equipment	(7)	44	517
Other assets and liabilities	(10)	707	677
Shareholders’ equity	166	(602)	(7,016)
Net adjustment of assets and liabilities denominated in UF	-	-	(484)
Net price-level restatement	194	149	(4,856)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 19 – ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Detail of assets and liabilities by currency of denomination as of December 31, 2009 and 2008 is presented in the following table:

	2009	2008
	ThUS$	ThUS$
Assets
Chilean peso	339,755	105,280
US dollar	2,632,877	2,307,684
Euro	83,184	76,679
Japanese yen	1,204	1,404
Brazilian real	329	195
Mexican peso	1,790	3,525
UF	70,829	27,586
South African rand	33,565	12,298
Dirham	22,575	15,744
Other currencies	17,026	16,820

Current liabilities
Chilean peso	150,473	121,664
US dollar	306,855	295,843
Euro	69,363	12,052
Japanese yen	46	77
Brazilian real	1,632	1,562
Mexican peso	938	934
UF	11,412	10,830
South African rand	4,697	714
Dirham	-	391
Other currencies	58	1,839

Long-term liabilities
Chilean peso	193,760	18,640
US dollar	624,231	505,448
Japanese yen	326	294
UF	326,452	86,337
Mexican peso	185	403
Other currencies	-	10

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 20 – SHARE AND DEBT ISSUANCE AND PLACEMENT EXPENSES

Bond issuance and placement expenses are recorded within other long-term assets, except for the portion to be amortized within a year, which is presented in other current assets. These expenses are amortized using the straight-line over the period of maturity of the related debt. Amortization is presented within interest expense.

As of December 31, 2009, 2008 and 2007 and in the years then ended, the deferred expenses and their amortization are detailed as follows:

	Other assets as of December 31,
	Short- term	Long- term	Short- term	Long- term	Amortization in the year ended December 31,
Debt	2009	2009	2008	2008	2009	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Single series bonds	293	1,536	293	1,829	293	293	295
Series C bonds	277	2,172	294	2,449	294	310	479
Series G bonds	136	409	-	-	136	-	-
Series H bonds	133	2,636	-	-	139	-	-
Series J bonds	552	1,131	-	-	415	-	-
Series I bonds	348	1,795	-	-	262	-	-
Total	1,739	9,679	587	4,278	1,539	603	774

Note 21 – CASH FLOW STATEMENT

a)       Amounts included in other credits to income not representing cash flows are as follows:

	For the year ended December 31,
	2009	2008	2007
Description	ThUS$	ThUS$	ThUS$

Adjustment of provision included in other financial income	(670)	(2,656)	(229)
Discounts obtained from suppliers	(921)	(815)	(458)
Gain from sales of easements	(5,088)	-	-
Gain from loss of control in SQM Dubai-Fzco	(3,018)	-	-
Other minor credits to income not representing cash flows	(2,572)	(1,508)	(1,058)
Total	(12,269)	(4,979)	(1,745)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 21 – CASH FLOW STATEMENT (continued)

b)       Amounts included in other charges to income not representing cash flows are as follows:

	For the year ended December 31,
	2009	2008	2007
Description	ThUS$	ThUS$	ThUS$

Provision for Corfo royalty payments	3,752	5,256	3,643
Deferred income taxes benefit for tax loss	23,969	(39,493)	10,174
Provision for marketing expenses	5,554	4,584	4,317
Provision for employee incentive plans	20,867	28,208	13,495
Adjustment of provision for severance indemnities	14,458	9,234	4,736
Provision for income taxes	52,563	147,694	38,218
Adjustment of provision for vacation	8,389	6,975	8,300
Non-capitalizable exploration project expense and provisions for damages and liquidation assets	4,226	13,158	8,806
Accrued expenses related to energy tariff adjustments	-	-	4,023
Amortization of prepaid insurance expenses	4,333	9,313	7,553
Remuneration of Board of Directors	2,190	5,000	1,820
Provision for mine closure	-	1,190	-
Adjustment and other expenses of inventories	-	3,545	-
Other charges to income not representing cash flows	15,274	11,322	2,990
Total	155,575	205,986	108,075

Note 22 – DERIVATIVE INSTRUMENTS
Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the asset or liability recorded in other current assets or liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of December 31, 2009, 2008 the Company’s derivative instruments are as follows:

December 31, 2009
Type of derivative	Notional or covered amount	Expiration	Risk type	(Liability)Asset amount	Income (loss) effect
	ThUS$			ThUS$	ThUS$
CCS Swap (1)	87,236	4th Quarter 2026	Interest Rate	17,997	16,830
CCS Swap (1)	33,673	1st Quarter 2014	Interest Rate	8,243	7,875
CCS Swap (1)	42,822	1st Quarter 2013	Interest Rate	8,763	9,090
CCS Swap (1)	43,116	1st Quarter 2013	Interest Rate	8,483	8,227
CCS Swap (1)	60,422	1st Quarter 2013	Interest Rate	1,334	593
CCS Swap (1)	56,041	1st Quarter 2014	Interest Rate	5,690	2,991
CCS Swap (1)	46,220	1st Quarter 2014	Interest Rate	5,223	2,845
CCS Swap (1)	46,220	1st Quarter 2014	Interest Rate	5,226	2,887
FX forward	4,000	1st Quarter 2010	Exchange Rate	(118)	(118)
FX forward	5,000	1st Quarter 2010	Exchange Rate	(147)	(147)
FX forward	3,000	1st Quarter 2010	Exchange Rate	(59)	(59)
FX forward	10,000	1st Quarter 2010	Exchange Rate	(118)	(118)
FX forward	4,000	1st Quarter 2010	Exchange Rate	(111)	(111)
FX forward	6,000	1st Quarter 2010	Exchange Rate	7	7

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Continued on the next page
Note 22 – DERIVATIVE INSTRUMENTS (continued)

Continued from the previous page
FX forward	4,000	1st Quarter 2010	Exchange Rate	(113)	(113)
FX forward	2,000	1st Quarter 2010	Exchange Rate	(17)	(17)
FX forward	4,000	1st Quarter 2010	Exchange Rate	(11)	(11)
FX forward	8,000	1st Quarter 2010	Exchange Rate	(25)	(25)
FX forward	6,944	1st Quarter 2010	Exchange Rate	746	746
FX forward	2,870	1st Quarter 2010	Exchange Rate	285	285
FX forward	16,918	1st Quarter 2010	Exchange Rate	1,816	1,816
FX option	8,879	1st Quarter 2010	Exchange Rate	160	160
FX option	5,216	1st Quarter 2010	Exchange Rate	131	131
FX option	7,265	1st Quarter 2010	Exchange Rate	1	1
FX option	8,599	1st Quarter 2010	Exchange Rate	-	-
FX option	8,500	1st Quarter 2010	Exchange Rate	(1)	(1)
FX option	5,352	1st Quarter 2010	Exchange Rate	-	-
FX option	9,157	1st Quarter 2010	Exchange Rate	(98)	(98)
FX option	1,987	1st Quarter 2010	Exchange Rate	(41)	(41)
FX option	5,287	1st Quarter 2010	Exchange Rate	(98)	(98)
FX forward	6,879	2nd Quarter 2010	Exchange Rate	420	420
FX option	59,571	1st Quarter 2010	Exchange Rate	-	-
FX forward	10,108	1st Quarter 2010	Exchange Rate	(379)	(379)
FX forward	15,198	1st Quarter 2010	Exchange Rate	(433)	(433)
FX forward	8,585	1st Quarter 2010	Exchange Rate	(203)	(203)
FX forward	10,048	1st Quarter 2010	Exchange Rate	293	293
FX forward	10,101	1st Quarter 2010	Exchange Rate	(104)	(104)
FX forward	20,139	1st Quarter 2010	Exchange Rate	501	501
FX forward	15,168	1st Quarter 2010	Exchange Rate	310	310
FX forward	5,059	1st Quarter 2010	Exchange Rate	82	82
FX forward	5,062	1st Quarter 2010	Exchange Rate	140	140
FX forward	20,179	1st Quarter 2010	Exchange Rate	637	637
FX forward	10,266	1st Quarter 2010	Exchange Rate	352	352
FX forward	4,577	1st Quarter 2010	Exchange Rate	167	167
FX forward	10,206	1st Quarter 2010	Exchange Rate	379	379
FX forward	5,064	1st Quarter 2010	Exchange Rate	184	184
FX forward	6,077	1st Quarter 2010	Exchange Rate	250	250
FX forward	10,114	1st Quarter 2010	Exchange Rate	301	301
FX forward	20,254	1st Quarter 2010	Exchange Rate	723	723
FX forward	10,130	1st Quarter 2010	Exchange Rate	302	302
FX forward	10,235	1st Quarter 2010	Exchange Rate	351	351
FX forward	10,148	1st Quarter 2010	Exchange Rate	348	348
FX forward	7,053	1st Quarter 2010	Exchange Rate	27	27
FX forward	10,070	1st Quarter 2010	Exchange Rate	39	39
FX forward	10,070	1st Quarter of 2010	Exchange Rate	59	59
FX forward	10,070	1st Quarter of 2010	Exchange Rate	59	59
FX forward	15,172	2nd Quarter 2010	Exchange Rate	85	85
FX forward	36,300	1st Quarter 2010	Exchange Rate	(1,189)	(1,189)
FX forward	13,900	2nd Quarter 2010	Exchange Rate	(919)	(919)
FX forward	500	3rd Quarter 2010	Exchange Rate	(47)	(47)
Total	939,027			65,883	56,262

(1)	Cross currency swap.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 22 – DERIVATIVE INSTRUMENTS(continued)

December 31, 2008

Type of derivative	Notional or covered amount	Expiration	Risk type	(Liability)Asset amount	Income (loss) effect
	ThUS$			ThUS$	ThUS$

FX forward	42,000	1st quarter 2009	Exchange rate	(1,273)	(1,273)
CCS Swap (1)	113,025	4th quarter 2026	Interest rate	(11,031)	(1,524)
FX option	8,478	1st quarter 2009	Exchange rate	(843)	(843)
FX option	11,316	2st quarter 2009	Exchange rate	(1,125)	(1,125)
FX option	1,617	3st quarter 2009	Exchange rate	(161)	(161)
FX forward	1,489	1st quarter 2009	Exchange rate	(86)	(86)
FX forward	24,154	1st quarter 2009	Exchange rate	(2,390)	(2,390)
FX option	40,378	1st quarter 2009	Exchange rate	1,225	1,225
FX forward	298	1st quarter 2009	Exchange rate	(90)	(90)
FX forward	1,289	1st quarter 2009	Exchange rate	357	357
FX forward	4,311	2st quarter 2009	Exchange rate	(1,169)	(1,169)
FX forward	77	2st quarter 2009	Exchange rate	17	17
FX forward	112	3st quarter 2009	Exchange rate	(21)	(21)
FX option	27,818	1st quarter 2009	Exchange rate	124	-
FX forward	30,000	1st quarter 2009	Exchange rate	-	-
Total	306,362			(16,466)	(7,083)

(1)	Cross currency swap.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – COMMITMENTS AND CONTINGENCIES

I.	Contingencies:

Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	: Compañía de Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Angélica Allende and their sons Iván Molina and Cristóbal
Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and jointly and severally SQM Nitratos S.A. and its insurance companies.
	Date of lawsuit	: May 2008
	Court	: Arbitration Court of Antofagasta
	Cause	: Work accident
	Instance	: Evidence
	Nominal amount	: ThUS$ 670

5.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and
Its insurance companies.
	Date of lawsuit	: December 2008
	Court	: 1st Civil Court of Santiago
	Cause	: Work accident
	Instance	: Response
	Nominal amount	: ThUS$ 550

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 23 – COMMITMENTS AND CONTINGENCIES (continued)

I.	Contingencies (continued):

6.	Plaintiff	: Agraria Santa Aldina Limitada
	Defendant	: SQM Perú S.A.
	Date of lawsuit	: June 2009
	Court	: Civil Court of Pisco - Perú
	Cause	: Seek compensation for damages for alleged breach of the terms and conditions of product distribution contract
	Instance	: Response
	Nominal amount	: ThUS$ 6,000

7.	Plaintiff	: Eduardo Fajardo Núñez, Ana María Canales Poblete, Raquel
Beltrán Parra, Eduardo Fajardo Beltrán y Martina Fajardo
Beltrán
	Defendant	: SQM Salar S.A. and us insurers.
	Date of lawsuit	: November 2009
	Court	: 20th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Demand response.
	Nominal amount	: ThUS$ 1,880

The Company and its subsidiaries are involved in various litigation in the ordinary course of business, including those described in a) above. Based on the advice of counsel, the Company concluded that there is no need to accrue any provisions as of December 31, 2009 to cover risk of losses as management believes the litigation will not result in material losses for the Company.

II.	Restrictions:

Bank loans, bonds payable and promissory notes issued by, SQM S.A. and its subsidiaries contain restrictions similar to those of other comparable loans and obligations existing at the dates when those debt agreements were entered into.  These restrictions involve maximum indebtedness, minimum equity, ratios of net financial debt to EBITDA and obligations to maintain certain assets that guarantee a particular minimum production capacity per business line. Other than these restrictions, SQM S.A. is not exposed to any other management restrictions or limits to financial ratios in contracts or agreements with creditors.

III.	Commitments:

Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the concept of exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996. For the years ended December 31, 2009 and 2008 rental payments charged to income amounted to ThUS$ 17,747 and ThUS$ 17,712, respectively.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 24 – GUARANTEES OBTAINED FROM THIRD PARTIES

The main pledges provided by certain customers to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows as of December 31, 2009:

Company Name	ThUS$
Llanos y Wammes Soc. Com. Ltda.	2,037
Fertglobal Chile Ltda. y Bramelli	3,352
Tattersall S.A.	1,134

Note 25 – SANCTIONS

During 2009, 2008 and 2007, the SVS and others did not apply sanctions to the Company, its Directors or managers.

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

Disbursements made by the Company and its subsidiaries as of December 31, 2009, 2008 and 2007 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 9,324, ThUS$ 10,035 and ThUS$ 10,180 respectively and are detailed as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Project
Environmental department	-	1,022	1,040
Improvements in María Elena Camp – streets	689	435	436
Dust emission control	-	-	76
Light normalization	-	-	921
Environmental studies – Region I of Chile project	42	-	-
María Elena environmental studies	-	-	1,007
Normalization of lighting at FFCC yard, PV Mill	-	-	164
The Environment MOP/SOP 2	-	-	294
Construction of facilities for workers	-	168	292
Environmental commitments in Region I of Chile	-	-	169
Waste pools R&R Lithium C. Plant	-	-	2,073
Salar (Salt deposit) environmental follow-up plan	-	-	2,272
Handling of household and industrial waste	983	736	917
Environmental evaluation	3,163	1,251	194
Handling of dangerous substances	444	579	-
Salar (salt deposit) environmental follow-up plan	-	3,045	-
PV environmental improvements	1,029	555	-
Waste pools R&R lithium plant	-	2,150	-
Enablement of Camp and Bathrooms	1,369	-	-
Salar (Salt deposit) Environmental follow-up Plan	370	-	-
Environmental Management	1,235	-	-
Others	-	94	325
Total	9,324	10,035	10,180

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

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at the María Elena facility exceeded the level allowed for air quality and, consequently, affected the nearby city of María Elena. These particles mainly come from the dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from the environmental authorities for a project titled “Technological Change at María Elena”. The operation of this project will facilitate the reduction of particle emissions, as required by the new environmental standard, started during the second half of 2008. The new María Elena crushing plant was finally put out of service as of July 5, 2008, with the consequent improvement in air quality, which will be able to be evaluated after three years of operation as required by the regulation for MP10.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientiﬁc studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica in Santiago and the School of Agricultural Science of Universidad de Chile.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 27 – DEFERRED INCOME

As of December 31, 2009 and 2008, the amounts of the deferred income recognized on the balance sheet and related to billed deliveries of goods which were not received by customers prior to those dates amounted to ThUS$ 16,536 and ThUS$ 31,722, respectively.

Note 28 – ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In conformity with regulations of SVS the Company and its subsidiaries will adopt – effective January 1, 2010 – International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). As a result, balances of assets, liabilities and equity as of January 1, 2010 will be impacted, as well as results of the operations in future years. Also, the Company’s first annual financial statements under IFRS as of and for the year ended December 31, 2010, will include comparative 2009 financial information that will differ from these consolidated financial statements.

Note 29 – SUBSEQUENT EVENTS

On February 23, 2010, the Company informed SVS that its Board of Directors held an extraordinary meeting on February 22, 2010 and agreed by unanimous vote of Directors in attendance to cease production at the facilities El Toco and Pampa Blanca. The Board of Directors decided to suspend operations based on the fact that worldwide demand for nitrates and iodine had been strongly impacted by the global financial crisis that began during the fourth quarter of 2008, thus decreasing sales volumes over the last 15 months and increasing SQM's inventory of nitrates and iodine. As a result of this suspension, SQM's total nitrate production for 2010 should decrease slightly over the prior year. Due to the suspension of the El Toco mine, sodium nitrate production will decrease. This reduction will be partially compensated by a new sodium nitrate plant located in Coya Sur set to begin operations during the second half of 2010. Regarding iodine, we estimate that 2010 production should fall approximately 20% compared to the previous year. As a result, production volumes for 2010 should be similar to those recorded in 2008. The Board of Directors considered that even if demand for nitrates and iodine were to exceed currently forecasted figures, the Company’s existing inventory levels and available installed production capacity, including the mines at Pampa Blanca and El Toco, would allow it to respond quickly and efficiently to this increased demand. Property, plant and equipment in the El Toco and Pampa Blanca facilities have a net carrying value of ThUS$ 82,204 as of December 31, 2009.  Based on an analysis of future cash flows the Company estimates that these assets are not impaired as a result of temporary suspension of the operations.

Management is not aware of any other significant events that occurred between December 31, 2009 and the date of issuance of these consolidated financial statements that may significantly affect them.

Regarding to the earthquake that hit central and south Chile the morning of February 27, 2010; we want to inform that all of our production centers, including port operations at Tocopilla, have not suffered any damages. The epicenter was approximately 1,000 miles (1,600 kilometers) south of SQM’s facilities, and consequently had no effect in the first and second regions of Chile.

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

The principal differences Between Chilean GAAP and US GAAP are described below together with explanations, where appropriate, of the methods used in the determination of the adjustments that affect net income, total comprehensive income and total shareholders’ equity. References to “ASC” are to Accounting Standards Codification issued by the Financial Accounting Standards Board of the United States of America.

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

Certain differences in measurement methods

a)	Revaluation of property, plant and equipment

Certain property, plant and equipment are reported in the financial statements prepared under Chilean GAAP at amounts determined in accordance with a technical appraisal performed in 1988. US GAAP does not allow the revaluation of property, plant and equipment. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for each year are set-forth under paragraph I l) below.

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

Under US GAAP, ASC 740, Income Taxes (“ASC 740”), requires income taxes to be recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the assets and liabilities and determined based on enacted tax rates.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

b)       Deferred income taxes (continued)

The primary differences between Chilean GAAP and US GAAP relate to the reversal of complementary accounts and their amortization recorded in accordance with the transition provisions of BT 60 as well as to the recognition of the deferred income tax effect of additional US GAAP adjustments, the effect of which is set-forth under paragraph I l) below. Additional disclosures required under ASC 740 are set forth under paragraph II b) below.

c)	Translation of foreign currency financial statements and price-level restatement

In accordance with Chilean GAAP, the financial statements of subsidiaries which do not maintain their accounting records in U.S. dollars, are translated from local currency to U.S. dollars as described in Note 2g).

Under U.S. GAAP ASC 830, Foreign Currency Matters (“ASC 830”) requires a functional currency translation approach. Under ASC 830 the Company has determined that the U.S. dollar is the functional currency of all its domestic and foreign subsidiaries. Accordingly, financial statements of subsidiaries, which do not maintain their accounting records in U.S. dollars, are remeasured into U.S. dollars, after the elimination of effects of price-level adjustments, if any, as follows:

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

As described in the Note 2g) under Chilean GAAP financial statements of domestic subsidiaries that maintain their records in Chilean pesos include effects of the inflation (price-level restatement) in Chile. Under US GAAP Chile does not meet definition of highly inflationary economy and consequently effects of inflation accounting needs to be reversed.

The effect of eliminating price-level restatement and the effects of translation of financial statements of subsidiaries that maintain their records in currencies other than US dollar are included in paragraph I l) below.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

d)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has to be made in the U.S. GAAP reconciliation to recognize the corresponding decrease in net equity at December 31 for each year for the difference between 30% of net income and interim dividends paid during the year.

Net income related to the amortization of negative goodwill under Chilean GAAP can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

e)	Loans to employees

During 1989, 1995 and 2000, the Company loaned, in the aggregate, ThUS$ 1,452, ThUS$ 8,224 and ThUS$ 6,435, respectively, at market interest rates, to certain employees for the purpose of acquiring shares of the Company in the open market. In accordance with US GAAP, the remaining unpaid balance of such loans, amounting to ThUS$ 158 and ThUS$ 116 at December 31, 2009 and 2009, respectively, has been treated as a reduction of shareholders' equity under paragraph I l) below.

f)	Staff severance indemnities

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities.  Under Chilean GAAP the corresponding liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period.

Under U.S. GAAP, termination indemnity employee benefits are accounted for in accordance with ASC 715, Compensation – Retirement Benefits consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate, net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. The effect of accounting for the indemnities in accordance with US GAAP is set forth under paragraph I l) below.

g)	Derivatives and hedging

Under ASC 815, Derivatives and Hedging a company’s derivative instruments are to be recorded in the balance sheet at fair value and changes in a derivative instrument's fair value are to be recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)
g)	Derivatives and hedging (continued)

SQM enters into forward exchange and currency option contracts principally to mitigate the risk associated with maintaining certain accounts receivable in foreign currencies. The purpose of the Company's foreign currency-hedging activities is to protect the Company from the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers. The effects of changes in the fair value of forward contracts and options are recorded both under Chilean GAAP and U.S. GAAP in income.

The Company also periodically uses cross currency swap agreements to manage interest rate risk on its floating rate debt as well as foreign currency risk exposure. Under Chilean GAAP the swaps were designated as hedging instruments. Under US GAAP swaps not designated for hedge accounting and those not meeting strict documentation and effectiveness testing requirements to qualify for hedge accounting are recognized in income. Changes in the fair value of the swaps designated as cash flow hedges and meeting hedge accounting criteria are recognized under US GAAP in Other comprehensive income. The effects of those differences on the net income and shareholders’ equity of the Company are included in paragraph I l) below.

In addition, the Company entered into some forward contracts to hedge its exposure to fluctuations between U.S. dollars and Chilean pesos associated with purchases of certain property, plant and equipment on the Chilean market. Under Chilean GAAP, the Company recorded this forward contracts at fair value and the related unrealized losses were capitalized as additional cost of property, plant and equipment. For US GAAP purposes, the Company did not apply hedge accounting and in consequence, the unrealized loss on the forward contracts has been recorded in current earnings. The effect of this difference is included in paragraph I l) below.

h)	Business combinations and goodwill

Under Chilean GAAP, goodwill arising from business combinations is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there are indicators of impairment.

For US GAAP under ASC 350, Intangibles - Goodwill and Other (“ASC 350”) goodwill is not amortized but has to be tested for impairment annually.  The Company has performed the annual impairment test required by ASC 350, which did not result in any impairment.

The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I l) below.

i)	Negative goodwill

Under Chilean GAAP until December 31, 2003, negative goodwill was calculated as the excess of the carrying value of the net assets acquired in a business combination over the respective acquisition cost. Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants that changes the basis for accounting for negative goodwill, introducing the fair value of the acquired net assets as the basis to be compared with purchase price in order to determine negative goodwill.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

i)	Negative goodwill (continued)

Negative goodwill recognized under Chilean GAAP relates to acquisitions of Minera Nueva Victoria S.A. which as of the date of acquisition possessed certain mining concessions. Under Chilean GAAP, such negative goodwill was capitalized as a credit to the balance sheet and is being amortized over a period of 10 years or over the period in which related mining concessions are amortized. Under US GAAP, prior to the adoption of ASC 350, negative goodwill was considered as a reduction of the long-term non-monetary assets of the acquired company, and if a credit remained after reducing those assets to zero, negative goodwill was recorded and amortized over the period of expected benefit.

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

In accordance with Chilean GAAP, only those legal entities that have financial expenses may capitalize interest on debt related to property, plant, equipment under construction and other projects. Prior to 2003 the Company did not capitalize interest to acquisition cost of property, plant and equipment.

Under US GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effects of the accounting difference between Chilean and US GAAP for capitalization of interest costs prior to 2003 and the related depreciation expense are included in the reconciliation to US GAAP under paragraph I l) below.

k)	Presentation of non – controlling interest

Under Chilean GAAP non-controlling interest is reported in the consolidated balance sheet in the mezzanine section between liabilities and equity. Also, net income attributable to non controlling interest is reported as an expense in arriving at consolidated net income.

ASC 810, “Consolidation” clarifies that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and  non-controlling interest, with disclosure on the face of the consolidated statement of  operations of the amounts attributed to the parent and to the non-controlling interest. This statement was effective prospectively for the fiscal year beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. Effective January 1, 2009 the Company adopted the provisions of this statement and applied its presentation requirements retrospectively (see I l) below).

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

l)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform to US GAAP are as follows:

	For the years ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Net income in accordance with Chilean GAAP	327,056	501,407	180,021
Revaluation of property, plant and equipment (paragraph a)	5,756	2,298	4,288
Deferred income taxes (paragraph b)	2,151	2,118	5,483
Translation of foreign currency financial statements (paragraph c)	146	5,457	9,507
Staff severance indemnities (paragraph f)	3,394	408	(1,406)
Derivatives (paragraph g)	7,891	(11,600)	(4,821)
Reversal of amortization of goodwill (paragraph h)	2,176	2,215	2,252
Negative goodwill (paragraph i) i-2: Depreciation of property, plant and equipment	113	113	113
Capitalized interest (paragraph j)	-	(1,278)	(91)
Reclassification of non-controlling interest under Chilean GAAP (paragraph k)	1,334	3,492	3,792
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	(577)	2,120	1,074
Net income under US GAAP	349,440	506,750	200,212
Net income attributable to parent company	347,886	500,912	192,668
Net income attributable to non-controlling interest	1,554	5,838	7,544

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment	1,129	(2,827)	(141)
Swaps designated as cash flow hedge	(7,984)	-	-
Translation adjustment	1,087	(786)	356
Total comprehensive income under US GAAP	343,672	503,137	200,427

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

l)	Effects of conforming to US GAAP (continued)

The adjustments required to conform shareholders' equity amounts under Chilean GAAP to US GAAP are as follows:

	As of December 31,
	2009	2008
	ThUS$	ThUS$

Shareholders’ equity in accordance with Chilean GAAP	1,466,613	1,463,108
Revaluation of property, plant and equipment: (paragraph a)
a-1: Property, plant and equipment	(133,309)	(133,309)
a-2: Accumulated depreciation	115,785	110,029
Deferred income taxes (paragraph b)	(12,875)	(15,026)
Translation of foreign currency financial statements (paragraph c)
c-1: Property, plant and equipment	391	391
c-2: Goodwill, net	(182)	(182)
c-3: Other assets	(103)	(103)
Minimum dividend (paragraph d)	-	(50,422)
Employer loans used to purchase shares (paragraph e)	(158)	(116)
Staff severance indemnities (paragraph f)	(3,014)	(6,407)
Derivatives (paragraph g)	(12,101)	(11,989)
Goodwill (paragraph h)	12,406	10,230
Negative goodwill: (paragraph i)
i-1: Property, plant and equipment	(4,230)	(4,435)
i-1: Accumulated depreciation of property, plant and equipment	2,250	2,136
i-2: Negative goodwill	4,230	4,435
i-2: Accumulated amortization of negative goodwill	(3,156)	(3,156)
Reclassification of non-controlling interest under Chilean GAAP (paragraph k)	46,093	47,069
Effect of US GAAP adjustments on non-controlling interest (paragraph k)	(530)	(310)
Deferred income tax effect of the above US GAAP adjustments (paragraph b)	2,569	3,128
Shareholders' equity in accordance with US GAAP	1,481,209	1,415,381
Shareholders' equity attributable to parent company	1,434,586	1,368,002
Shareholders' equity attributable to non-controlling interest	46,623	47,379

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

l)	Effects of conforming to US GAAP, (continued)

The changes in the Shareholders’ equity accounts determined under US GAAP are summarized as follows:

ThUS$

Balance at January 1, 2007	1,033,121
Reversal of accrued minimum dividend at December 31, 2006	42,383
Distribution of final 2006 dividend	(91,787)
Accrued minimum dividend at December 31, 2007	(54,006)
Employer loans used to purchase shares	126
Other comprehensive income	215
Increase in non-controlling interest	(2,110)
Net income for the year	200,212
Balance at December 31, 2007	1,128,154
Reversal of accrued minimum dividend at December 31, 2007	54,006
Distribution of final 2007 dividend	(117,014)
Distribution of 2008 interim dividend	(100,000)
Accrued minimum dividend at December 31, 2008	(50,422)
Employer loans used to purchase shares	12
Other comprehensive loss	(3,613)
Increase in non-controlling interest	(2,492)
Net income for the year	506,750
Balance at December 31, 2008	1,415,381
Reversal of accrued minimum dividend at December 31, 2008	150,422
Distribution of final 2008 dividend	(325,914)
Distribution of 2009 interim dividend	(100,000)
Employer loans used to purchase shares	(42)
Other	7,891
Other comprehensive loss	(5,768)
Decrease in non-controlling interest	(2,310)
Net income for the year	349,440
Balance at December 31, 2009	1,481,209

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

II.    Additional Disclosure Requirements

The following disclosures are not generally required or recommended for presentation in the financial statements under Chilean GAAP, but are required under US GAAP:

a)	Earnings per share

	2009	2008	2007
	(Expressed in US dollars)

Basic and diluted earnings per share under Chilean GAAP attributable to the parent company	1.24	1.91	0.68
Basic and diluted earnings per share under US GAAP attributable to the parent company	1.32	1.90	0.73
Dividends declared per share (1)	0.62	1.24	0.44

Weighted average number of common shares outstanding (thousands)	263,197	263,197	263,197

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

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a US GAAP basis as a result of the following differences:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Consolidated pretax income under US GAAP	424,398	610,462	242,247
Statutory tax rate	17%	17%	17%
Theoretical tax at statutory rate	72,148	103,779	41,182

Non-deductible items	19,120	9,853	(1,433)
Difference in tax rates in foreign jurisdictions	141	3,310	105
Valuation allowance	(16,451)	(13,230)	2,182
Total income tax under US GAAP	74,958	103,712	42,036

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

b)	Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows at December 31 under US GAAP.:

	2009	2008
	ThUS$	ThUS$
Deferred Tax Assets
Allowance for doubtful debts	3,708	1,927
Vacation accrual	2,295	1,734
Unrealized gains on sales of products	53,274	76,633
Provision for obsolescence	3,433	3,940
Tax loss carryforwards (1)	18,206	4,362
Write-downs of inventory to net realizable value	11,972	10,362
Fair value acquisition adjustments	2,852	3,153
Other	3,803	14,867
Gross deferred tax assets	99,543	116,978
Valuation allowance	(8,663)	(25,499)
Total deferred tax assets	90,880	91,479

Deferred Tax Liabilities
Production expenses	(39,660)	(29,775)
Accelerated depreciation of PP&E	(81,055)	(72,193)
Staff severance indemnities	(2,243)	(846)
Exploration expenses	(5,263)	(4,702)
Capitalized interest	(11,222)	(9,252)
Other	(11,375)	(7,781)
Total deferred tax liabilities	(150,818)	(124,549)

(1)
The Company’s tax loss carryforwards were primarily generated from losses incurred in Chile.  In accordance with current laws in Chile, tax losses may be carried forward indefinitely. In other countries tax losses usually expire.  For the years ended December 31, 2009, 2008 and 2007 the Company realized benefits from the use of tax loss carry forwards amounting to ThUS$ 13,803, ThUS$ 22,373 and ThUS$ 6,477, respectively.

Tax loss carryforwards relate to the following countries as of December 31:

	2008	2008
	ThUS$	ThUS$

Chile	16,036	1,558
Other countries	2,170	2,804
Total	18,206	4,362

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

b)	Income taxes (continued)

The classification of the net deferred tax assets and liabilities detailed above is as follows:

	2009	2008
	ThUS$	ThUS$

Short-term	6,993	36,418
Long-term	(66,931)	(69,488)
Net deferred tax liabilities	(59,938)	(33,070)

The provision for income taxes in accordance with US GAAP is as follows:
	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Income tax expense under Chilean GAAP	76,532	107,951	48,592
Additional deferred taxes under US GAAP	577	(2,128)	(1,048)
Reversal of complementary accounts	(2,151)	(2,111)	(5,508)
Total tax provision US GAAP	74,958	103,712	42,036

US GAAP income (loss) before taxes related to Chile and foreign operations for the years ended December 31, is as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Chile	457,005	605,491	246,251
Foreign	(32,607)	4,971	(4,004)
Total	424,398	610,462	242,247

The portion of current and deferred taxes that related to Chile and foreign operations for the years ended December 31 in accordance with US GAAP is as follows:

	2009			2008			2007
	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Chile	21,382	51,001	72,383	(40,565)	145,969	105,404	3,554	36,010	39,564
Foreign	1,013	1,561	2,575	(3,416)	1,724	(1,692)	264	2,208	2,472
Total	22,395	52,562	74,958	(43,981)	147,693	103,712	3,818	38,218	42,036

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

c)	Other comprehensive income

In accordance with ASC 220 Comprehensive Income, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”).  Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balances, net of tax, as of December 31, 2007, 2008 and 2009:

	Year ended December 31, 2007
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,242)	-	(1,242)
Translation adjustment	356	-	356
Minimum pension liability adjustment	(141)	-	(141)
Net change	215	-	215
Ending balance	(1,027)	-	(1,027)

	Year ended December 31, 2008
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(1,027)	-	(1,027)
Translation adjustment	(786)	-	(786)
Minimum pension liability adjustment	(2,827)	-	(2,827)
Net change	(3,613)	-	(3,613)
Ending balance	(4,640)	-	(4,640)

	Year ended December 31, 2009
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	ThUS$	ThUS$	ThUS$

Beginning balance	(4,640)	-	(4,640)
Translation adjustment	1,087	-	1,087
Minimum pension liability adjustment	1,129	-	1,129
Swaps designated as cash flow hedge	(9,619)	1,635	(7,984)
Net change	(7,403)	1,635	(5,768)
Ending balance	(12,043)	1,635	(10,408)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

d)	Credit agreements

The Company had renewable credit lines for short-term US-dollar borrowings with various Chilean and foreign banks totaling, in the aggregate, US$ 505 million and US$ 481 million as of December 31, 2009 and 2008, respectively. There were US$ 471 million and US$ 481 million available as of December 31, 2009 and 2008, respectively. Of the US$ 471 million available as of December 31, 2009, the Company had US$ 40 million under two committed credit line agreements with local banks, for which the Company paid commitment fees.

e)	Lease commitments

The Company leases office facilities by way of a capital lease payable in installments through 2011, with a bargain purchase option at the end of the lease.

Minimum lease payments under the capital lease are recorded in Other accounts payable and are as follows:

Minimum
lease
payments
Year ended December 31,	ThUS$

2010	329
2011	192
Total future minimum lease payments	521
Interest	(34)
Present value of net minimum lease payments	487

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

e)	Lease commitments (continued)

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency (CORFO) for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments (royalties) are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with rates specified in the agreement.  Based on the agreement the Company paid ThUS$ 17,747, ThUS$ 17,712 and ThUS 13,865 in 2009, 2008 and 2007 respectively, including the minimum annual rental, which was ThUS$ 11,738, ThUS$ 3,757 and ThUS$ 4,759 for 2009, 2008 and 2007, respectively.  Future estimated minimum annual rentals are as follows:

Minimum
annual
rentals
Year ended December 31,	ThUS$

2010	9,021
2011	9,021
2012	9,021
2013	9,021
2014	9,021
Thereafter (2015-2030)	144,352
Total	189,457

As of December 31, 2009, SQM Salar S.A. has accrued for the rental payment of ThUS$ 3,752 related to the rental agreement maintained with CORFO.

f)	Concentration of credit risk

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

g)	Foreign exchange gains and losses

For US GAAP presentation purposes, the net foreign exchange gains and losses on transactions in foreign currencies and UF amounted to ThUS$ (7,429) ThUS$ (12,735), and ThUS$ 10,885 in 2009, 2008 and 2007, respectively.

h)	Advertising and research and development costs

Advertising  costs  are  expensed  as  incurred and amounted  to  ThUS1,885,  ThUS$ 1,818 and  ThUS$ 1,670 for the years ended December 31, 2009, 2008 and 2007, respectively.

Research and development costs are expensed as incurred and mounted to ThUS$4,603, ThUS$ 2,617 and ThUS$ 2,843 for the years ended December 31, 2009, 2008 and 2007.

i)	Business combinations and goodwill

The Company accounts for goodwill and identified intangible assets acquired in a business combination in accordance with ASC 350, Intangibles – Goodwill and Other.

The balance of goodwill under US GAAP is ThUS$ 40,335 at December 31, 2007, 2008 and 2009, with no activity in the account during the years presented.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – Differences between Chilean and United States Generally Accepted Accounting Principles, (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP

(i)	Non-operating income and expense under US GAAP calculated in accordance with Chilean GAAP

The following reclassifications are required to conform to the presentation of Chilean GAAP income statement information to that required under US GAAP. The reclassification amounts are determined in accordance with Chilean GAAP.

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Non-operating income under Chilean GAAP	40,472	40,590	25,948
Less:
Sale of mining concessions	2,170	721	399
Sale of easements	10,356	-	-
Sale of material and services	100	156	369
Insurance recoveries	285	581	275
Write-off of liabilities	915	2,623	335
Payment discount obtained from suppliers	921	815	458
Rental of property, plant and equipment	1,133	1,092	958
Compensation obtained from third parties	60	146	524
Gain on sale of investment (Agricolima S.A. de C.V.)	-	1,387	-
Gain on sale of assets of SQM Lithium	-	2,342	-
Other income	2,270	1,106	2,013
Non-operating income as classified under US GAAP, but calculated in accordance with Chilean GAAP	22,262	29,621	20,617

Non-operating expenses under Chilean GAAP	77,458	59,896	53,032
Less:
Work disruption expenses	11,430	2,445	844
Increase in allowance for doubtful debts	-	30	-
Non-capitalizable exploration project expenses	9,348	8,961	16,528
Non-recoverable taxes	612	582	669
Provision for legal expenses and litigation	451	975	523
Allowances for materials, spare parts and supplies	9,059	4,732	4,925
Consulting services	53	84	-
Donations	2,431	2,152	-
Suppliers’ compensations	90	237	1,575
Accrued expenses related to energy tariff adjustments	-	-	2,066
Other expenses	1,995	1,629	3,624
Non-operating expense as classified under US GAAP, but calculated in accordance with Chilean GAAP	41,989	38,069	22,278

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

 Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

j)     Reclassification differences between Chilean GAAP and US GAAP (continued)

(ii) Condensed financial statements under US GAAP

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2009	2008
	ThUS$	ThUS$
Assets

Current assets	1,735,750	1,340,723
Property, plant and equipment	2,246,984	1,894,557
Accumulated depreciation	(944,174)	(802,306)
Property plant and equipment, net	1,302,810	1,092,251
Goodwill	40,335	40,335
Other assets	98,588	75,781
Total assets	3,177,483	2,549,090

Liabilities and shareholders’ equity

Current liabilities	544,235	505,644
Long-term liabilities	1,152,039	628,065
Shareholders equity attributable to non-controlling interest	46,623	47,379
Shareholders’ equity attributable to the parent company	1,434,586	1,368,002
Total liabilities and shareholders’ equity	3,177,483	2,549,090

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

j)	Reclassification differences between Chilean GAAP and US GAAP (continued)

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

	For the years ended December 31,
	2009	2008	2007
Operating income	ThUS$	ThUS$	ThUS$

Sales	1,436,891	1,774,119	1,187,527
Cost of sales	(924,085)	(1,065,370)	(880,272)
Gross margin	512,806	708,749	307,255

Selling and administrative expense	(78,896)	(85,709)	(70,273)
Operating income	433,910	623,040	236,982

Non-operating income (expense), net	(15,229)	(26,936)	1,699
Income taxes	(74,958)	(103,712)	(42,036)
Equity participation in income of related companies, net	5,717	14,358	3,567

Net income	349,440	506,750	200,212
Net income attributable to parent company	347,886	500,912	192,668
Net income attributable to non-controlling interest	1,554	5,838	7,544
Other comprehensive income (loss), net of taxes:
Minimum pension liability adjustment	1,129	(2,827)	(141)
Swaps designated as cash flow hedge	(7,984)	-	-
Translation adjustment	1,087	(786)	356
Total comprehensive income under US GAAP	343,672	503,137	200,427

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

k)    Industry segment and geographic area information

The Company provides disclosures in accordance with ASC 280 Segment Reporting (“ASC 280”), which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas.  Operating segments are defined as components of an enterprise about which separate financial statement information available is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. In accordance with ASC 280, the Company has five segments, which are split into geographical areas: Chile, Latin America and Caribbean except Chile, Europe, USA, and Asia and other. In addition, the Company evaluates also its performance by the following group of products: Specialty Plant Nutrition, Iodine and Derivatives, Lithium and Derivatives, Industrial Chemicals, Potassium Chloride and Other Commodity Fertilizers. The accounting policies of each segment are the same as those described in the “Summary of Significant Accounting Policies” (Note 2). The following segment information is presented in accordance with US GAAP reporting requirements; however, the amounts have been determined in accordance with Chilean GAAP.

(i)	Sales by product type and by geographic area for the years ended December 31, 2009, 2008 and 2007

Year ended December 31, 2009	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total revenues:
Specialty plant nutrition	149,239	125,609	167,557	231,779	211,486	(236,957)	648,713
Iodine and derivatives	188,458	6,856	125,170	126,382	61,181	(317,763)	190,284
Lithium and derivatives	208	1,606	93,117	27,031	58,558	(62,677)	117,843
Industrial chemicals	8,684	13,562	100,806	99,221	38,243	(145,130)	115,386
Potassium chloride	173,249	49,542	182,271	65,587	91,131	(276,957)	284,823
Other commodity fertilizers (2)	335,013	424	12,001	4,566	932	(273,094)	79,842
Total	854,851	197,599	680,922	554,566	461,531	(1,312,578)	1,436,891
Transfers between geographic areas:
Specialty plant nutrition	66,556	-	104,172	66,229	-	(236,957)	-
Iodine and derivatives	187,586	-	54,620	56,186	19,371	(317,763)	-
Lithium and derivatives	-	-	33,052	9,919	19,706	(62,677)	-
Industrial chemicals	(1)	2,082	48,393	66,584	28,072	(145,130)	-
Potassium Chloride	115,138	16,589	111,607	33,623	-	(276,957)	-
Others commodity fertilizers (2)	256,963	152	11,429	4,157	393	(273,094)	-
Total	626,242	18,823	363,273	236,698	67,542	(1,312,578)	-
Sales to unaffiliated customers:
Specialty plant nutrition	82,683	125,609	63,385	165,550	211,486	-	648,713
Iodine and derivatives	872	6,856	70,550	70,196	41,810	-	190,284
Lithium and derivatives	208	1,606	60,065	17,112	38,852	-	117,843
Industrial chemicals	8,685	11,480	52,413	32,637	10,171	-	115,386
Potassium Chloride	58,111	32,953	70,664	31,964	91,131	-	284,823
Others commodity fertilizers (2)	78,050	272	572	409	539	-	79,842
Total	228,609	178,776	317,649	317,868	393,989	-	1,436,891
(1) Excludes Chile.
(2) Includes revenues from imported fertilizers distributed in Chile and Mexico.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

k)         Industry segment and geographic area information (continued)

(i)	Sales by product type and by geographic area for the years ended December 31, 2009, 2008 and 2007 (continued)

Year ended December 31, 2008	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total revenues:
Specialty plant nutrition	268,107	256,569	426,497	341,392	234,284	(547,927)	978,922
Iodine and derivatives	176,107	7,400	150,810	199,371	92,051	(378,832)	246,907
Lithium and derivatives	581	1,982	121,957	62,238	85,597	(100,016)	172,339
Industrial chemicals	8,011	35,415	107,040	135,658	47,699	(210,204)	123,619
Potassium chloride	223,901	30,465	5,090	546	33,561	(153,565)	139,998
Other commodity fertilizers (2)	485,983	1,032	402	1,442	115	(376,640)	112,334
Total	1,162,690	332,863	811,796	740,647	493,307	(1,767,184)	1,774,119
Transfers between geographic areas:
Specialty plant nutrition	81,293	27,529	197,416	156,481	85,208	(547,927)	-
Iodine and derivatives	174,630	43	70,366	100,340	33,453	(378,832)	-
Lithium and derivatives	-	-	41,067	30,269	28,680	(100,016)	-
Industrial chemicals	2,921	7,521	72,942	94,973	31,847	(210,204)	-
Potassium Chloride	148,921	-	-	-	4,644	(153,565)	-
Others commodity fertilizers (2)	376,640	-	-	-	-	(376,640)	-
Total	784,405	35,093	381,791	382,063	183,832	(1,767,184)	-
Sales to unaffiliated customers:
Specialty plant nutrition	186,814	229,040	229,081	184,911	149,076	-	978,922
Iodine and derivatives	1,477	7,357	80,444	99,031	58,598	-	246,907
Lithium and derivatives	581	1,982	80,890	31,969	56,917	-	172,339
Industrial chemicals	5,090	27,894	34,098	40,685	15,852	-	123,619
Potassium Chloride	74,980	30,465	5,090	546	28,917	-	139,998
Others commodity fertilizers (2)	109,343	1,032	402	1,442	115	-	112,334
Total	378,285	297,770	430,005	358,584	309,475	-	1,774,119

(1) Excludes Chile.
(2) Includes revenues from imported fertilizers distributed in Chile and Mexico.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

k)    Industry segment and geographic area information (continued)

(i)	Sales by product type and by geographic area for the years ended December 31, 2009, 2008 and 2007 (continued)

Year ended December 31, 2007	Chile	Latin America and Caribbean (1)	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total revenues:
Specialty plant nutrition	157,148	127,274	240,982	192,830	84,509	(221,982)	580,761
Iodine and derivatives	167,189	7,584	144,977	157,530	63,353	(325,530)	215,103
Lithium and derivatives	631	2,621	152,993	66,708	72,651	(115,814)	179,790
Industrial chemicals	3,027	14,695	95,282	88,266	19,801	(139,881)	81,190
Potassium chloride	104,807	12,811	7,621	198	10,718	(84,889)	51,266
Other commodity fertilizers (2)	214,481	910	1,316	3,447	1,831	(142,568)	79,417
Total	647,283	165,895	643,171	508,979	252,863	(1,030,664)	1,187,527
Transfers between geographic areas:
Specialty plant nutrition	33,102	13,174	95,014	62,424	18,268	(221,982)	-
Iodine and derivatives	166,244	-	59,011	78,736	21,539	(325,530)	-
Lithium and derivatives	260	-	69,409	28,228	17,917	(115,814)	-
Industrial chemicals	1,322	2,776	58,897	61,298	15,588	(139,881)	-
Potassium chloride	74,789	2,598	-	30	7,472	(84,889)	-
Other commodity fertilizers (2)	138,680	-	-	2,284	1,604	(142,568)	-
Total	414,397	18,284	282,331	233,000	82,388	(1,030,664)	-
Sales to unaffiliated customers:
Specialty plant nutrition	124,046	114,100	145,968	130,406	66,241	-	580,761
Iodine and derivatives	945	7,584	85,966	78,794	41,814	-	215,103
Lithium and derivatives	371	2,621	83,584	38,480	54,734	-	179,790
Industrial Chemicals	1,705	11,919	36,385	26,968	4,213	-	81,190
Potassium chloride	30,018	10,213	7,621	168	3,246	-	51,266
Other commodity fertilizers (2)	75,801	910	1,316	1,163	227	-	79,417
Total	232,886	147,347	360,840	275,979	170,475	-	1,187,527

(1) Excludes Chile.
(2) Includes revenues from imported fertilizers distributed in Chile and Mexico.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

k)    Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2009, 2008 and 2007:

As of and for the year ended December 31, 2009	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	75,934	-	-	-	-	-	75,934
María Elena	196,809	-	-	-	-	-	196,809
Coya Sur	235,083	-	-	-	-	-	235,083
Pampa Blanca	15,667	-	-	-	-	-	15,667
Nueva Victoria	141,786	-	-	-	-	-	141,786
Salar de Atacama	433,636	-	-	-	-	-	433,636
Salar del Carmen	92,341	-	-	-	-	-	92,341
Others	2,444	-	-	-	-	(1,271)	1,173
Sub-total production facilities	1,193,700	-	-	-	-	(1,271)	1,192,429

Port facility (1)	55,937	-	-	-	-	-	55,937
Other property, plant and equipment	58,814	-	-	-	-	7,839	66,653
Assets of commercial locations	7,160	1,619	505	2,367	665	-	12,316
Investments in related companies	1,709,791	37,591	49,272	36,851	-	(1,778,300)	55,205
Goodwill(3)	20,516	63	9,146	-	-	-	29,725
Other non-current assets (2)	274,635	-	7	3	-	(228,907)	45,738
Total long-lived assets	3,320,553	39,273	58,930	39,221	665	(2,000,639)	1,458,003

Expenditures on long-lived assets	375,941	90	121	30	4	-	376,186

Export by region	-	120,648	469	2,851	134,062	-	258,030

(1)
The Company’s principal production facilities are located near its mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2009, 2008 and 2007:

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

k)    Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2009, 2008 and 2007:

As of and for the year ended December 31, 2008	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	69,096	-	-	-	-	-	69,096
María Elena	177,416	-	-	-	-	-	177,416
Coya Sur	146,203	-	-	-	-	-	146,203
Pampa Blanca	7,037	-	-	-	-	-	7,037
Nueva Victoria	115,845	-	-	-	-	-	115,845
Salar de Atacama	342,458	-	-	-	-	-	342,458
Salar del Carmen	100,909	-	-	-	-	-	100,909
Others	2,907	-	-	-	5,529	(1,480)	6,956
Sub-total production facilities	961,871	-	-	-	5,529	(1,480)	965,920

Port facility (1)	46,188	-	-	-	-	-	46,188
Other property, plant and equipment	91,099	-	-	-	-	7,839	98,938
Assets of commercial locations	6,262	1,236	2,772	2,557	743	(894)	12,676
Investments in related companies	1,489,439	31,754	44,850	35,491	-	(1,564,583)	36,951
Goodwill(3)	22,100	86	9,715	-	-	-	31,901
Other non-current assets (2)	254,635	-	6	105	-	(219,519)	35,227
Total long-lived assets	2,871,594	33,076	57,343	38,153	6,272	(1,778,637)	1,227,801

Expenditures on long-lived assets	302,915	60	484	547	84	-	304,090

Export by region	-	273,152	6,607	5,630	171,594	-	456,983

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

k)    Industry segment and geographic area information (continued)

(ii)	Other segment information as of and for the years ended December 31, 2009, 2008 and 2007:

As of and for the year ended December 31, 2007	Chile	Latin America and Caribbean	Europe	North America	Asia and other	Eliminations	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities (1):
Pedro de Valdivia	74,036	-	-	-	-	-	74,036
María Elena	156,484	-	-	-	-	-	156,484
Coya Sur	106,771	-	-	-	-	-	106,771
Pampa Blanca	4,069	-	-	-	-	-	4,069
Nueva Victoria	104,758	-	-	-	-	-	104,758
Salar de Atacama	250,577	-	-	-	-	-	250,577
Salar del Carmen	43,997	-	-	-	-	-	43,997
Others	6,822	-	-	21,440	5,970	(4,865)	29,367
Sub-total production facilities	747,514	-	-	21,440	5,970	(4,865)	770,059

Port facility (1)	39,038	-	-	-	-	-	39,038
Other property, plant and equipment	155,065	-	-	-	-	7,839	162,904
Assets of commercial locations	7,615	1,450	2,813	2,867	566	(1,174)	14,137
Investments in related companies	1,221,498	15,659	24,035	36,450	-	(1,273,707)	23,935
Goodwill	23,844	108	10,284	-	-	-	34,236
Other non-current assets (2)	353,743	-	6	1,675	-	(317,369)	38,055
Total long-lived assets	2,548,317	17,217	37,138	62,432	6,536	(1,589,276)	1,082,364

Expenditures on long-lived assets	175,910	57	205	1,838	18	-	178,028

Export by region	-	139,242	241,097	217,116	189,897	-	787,352

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

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

-	For forward contracts and swap agreements, fair value is determined using quoted market prices of financial instruments with similar characteristics.

The following is a detail of the Company’s financial instruments’ US GAAP carrying amount and estimated fair value:

	As of December 31,
	2009		2008
	US GAAP Carrying Amount	Estimated Fair Value	US GAAP Carrying Amount	Estimated Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Assets:
Cash and cash equivalents	530,394	530,394	303,799	303,799
Short-term accounts receivable	394,479	394,479	385,695	385,695
Long-term accounts receivable	4,209	4,209	2,766	2,766
Derivative instruments	-	-	1,723	1,723

Liabilities:
Short-term bank debt	70,368	70,368	133,355	133,355
Short-term notes and accounts payable	216,563	216,563	110,298	110,298
Derivative instruments	68,036	68,036	18,189	18,189
Current and long-term portions of long-term bank debt	1,202,622	1,298,139	522,651	601,662
Long-term other accounts payable	187	187	397	397

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

l)     Estimated fair value of financial instruments and derivative financial instruments (continued)

Fair value hierarchy

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Although the adoption of the ASC 820 did not materially impact Company’s financial position, results of operations or cash flows, additional disclosures about fair value measurements are required and they are discussed below.

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

When deemed appropriate, the Company manages its risk from interest and foreign currency exchange rates through the use of derivates financial assets and liabilities. The Company’s derivates are primarily interest rate and cross currency swaps related to debt and foreign exchange options and forwards used to hedge against the currency fluctuations. The fair value of those foreign currency forwards, swaps and options is the net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of the derivative instruments was determined using internal valuation models, most of which are based on observable market inputs including interest rate curves and forward and spot prices for currencies. Also these estimates consider assumptions about Company’s own credit risk and credit risk of the counterparties. SQM derives most of its financial instruments market assumptions from the market data sources, like Bloomberg and Netgociando. To the extent that management can estimate the fair value of the assets and liabilities without the use of the significant unobservable inputs, these derivatives are included in Level 2 category.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

l)	Estimated fair value of financial instruments and derivative financial instruments (continued)

The following table sets forth the Company’s derivative instruments as of December 31, 2009 by type of the instrument and by level within the fair value hierarchy in accordance with ASC 820:

	Fair Value Measurements at Reporting Date ThUS$
	Level 1	Level 2	Level 3
Assets
Cross currency swaps	-	51,339	-
Foreign exchange forwards	-	8,863	-
Foreign exchange options	-	54	-
Total Assets	-	60,256	-

Liabilities
Cross currency swaps	-	-	-
Foreign exchange forwards	-	3,993	-
Foreign exchange options	-	-	-
Total Liabilities	-	3,993	-

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

Assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 are as follows:

	2009	2008

Weighted-average discount rate	6.5%	6.5%
Rate of increase in compensation levels	0.0%	0.0%
Long-term rate of return on plan assets	7.5%	7.5%

The long-term rate of return on assets was determined based upon past investment experience and the expectation for future experience.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The following table sets forth the plan’s funded status and amounts recognized in the consolidated balance sheet as of December 31:

	2009	2008	2007

	ThUS$	ThUS$	ThUS$
Change in benefit obligation:
Benefit obligation at beginning of year	6,631	6,245	5,696
Service cost	1	1	1
Interest cost	423	398	391
Actuarial loss	33	255	405
Benefits paid	(297)	(268)	(248)
Benefit obligation at end of the year	6,791	6,631	6,245

Change in plan assets:
Fair value of plan assets at beginning of year	3,758	6,141	5,621
Employer contributions	448	34	69
Actual return (loss) on plan assets	1,173	(2,149)	699
Benefits paid	(297)	(268)	(248)
Fair value of plan assets at end of year	5,082	3,758	6,141

Funded status	(1,709)	(2,873)	(104)
Items not yet recognized as components of net periodic pension costs:
Net actuarial loss at the beginning of the period	(4,186)	(1,359)	(1,218)
Amortization during the period	198	37	35
Estimated net gain loss occurring during the period	857	(2,864)	(176)
Adjustment to recognize minimum pension liability	(3,131)	(4,186)	(1,359)
Accrued pension (liability)/ prepaid pension cost	(1,709)	(2,873)	(104)

Net periodic pension expense was comprised of the following components for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$

Service cost or benefits earned during the period	1	1	1
Interest cost on benefit obligation	423	398	391
Actual return on plan assets	(1,173)	2,149	(699)
Amortization of loss from prior periods	198	38	35
Net gain during the period	889	(2,610)	229
Net periodic pension expense	338	(24)	(43)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
Notes to the Audited Consolidated Financial Statements
(Expressed in thousands of US dollars, except as stated)

Note 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, (continued)

m)	Post-retirement obligations and staff severance indemnities (continued)

The plan’s asset allocations by asset category as of December 31 are as follows:

	2009	2008

Growth securities	59%	48%
International securities	25%	25%
Taxable bond	14%	20%
Treasury securities	-	4%
Money market funds	2%	3%
Total	100%	100%

As of December 31, 2009 the pension plan benefits expected to be paid in the future are as follows:

ThUS$

2010	318
2011	346
2012	375
2013	400
2014	436
Years 2015-2019	2,699

n)	Cash and cash equivalents

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

The amount of consolidated retained earnings that represents undistributed earnings of 50% or less investees accounted for by the equity method amounts to ThUS$ 5,308 as of December 31, 2009.