Form 20-F
period 2010-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2011-06-30
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
☒  Large accelerated filer    ☐  Accelerated filer     ☐  Non- accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐  U.S. GAAP  ☒International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

All references to "$," "US$," "U.S. dollars," “USD” and "dollars" are to United States dollars, references to "pesos," “CLP” and "Ch$" are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to "UF" are to Unidades de Fomento.  The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index.  As of May 31, 2011, UF 1.00 was equivalent to US$46.89 and Ch$21,809.84.

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

1 metric ton (“MT”) equals 1,000 kilograms or approximately 2,205 pounds.

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

“cash and cash equivalents”  The International Accounting Standards Board (IASB) defines cash and cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

"Resources—Measured Mineral Resource"*  The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

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

"Weighted Average Age"  The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2010 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2010.

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

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

3.A.   Selected Financial Data
The following table presents selected financial data as of December 31, 2010 and the previous year. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

Since January 1, 2010, the Company’s consolidated financial statements are and will be prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

The Company’s consolidated financial information as of and for the year ended December 31, 2009 included in the Company’s annual consolidated financial statements was restated in accordance with IFRS. See Note 2 to the Audited Consolidated Financial Statements of the Company.

Year ended December 31,

	2010	2009
Income Statement Data	(in millions of US$) (1)
I.F.R.S
Sales	1,830.4	1,438.7
Cost of sales	(1,204.4)	(908.5)
Gross profit	626.0	530.2
Administrative expenses	(78.8)	(75.5)
Operating Income	547.2	454.7
Net finance costs	(22.1)	(17.5)
Foreign currency transactions	(5.8)	(7,6)
Equity in gains (losses) of associates and joint ventures accounted for using the equity method	10.7	4.5
Other gains(losses), net	(36.7)	(18.5)
Profit before income tax expense	493.3	415.6
Income Tax expense	(106.0)	(75.8)
Profit (loss)	387.3	339.8
Equity holders of the parent	382.1	338.3
Non-controlling interest	5.2	1.5
Basic earnings per share (2)	1.45	1.29
Basic earnings per ADR (2) (3)	1.45	1.29
Dividend per share (4) (5)	0.73	0.66
Weighted average shares outstanding (000s) (2)	263,197	263,197

Year ended December 31,			As of January 1,
	2010	2009	2009
Balance Sheet Data	(in millions of US$)
I.F.R.S
Total assets	3,372.8	3,141.8	2,484.0
Total Liabilities	1,702.0	1,677.4	1,083.8
Total Equity	1,670.8	1,464.5	1,400.2
Equity attributable to the owners of the controlling entity	1,622.8	1,418.8	1,353.7
Equity attributable to non-controlling interest	48.0	45.7	46.5
Capital stock	477.4	477.4	477.4

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADR.

(2) There are no authoritative pronouncements related to the calculation of earnings per share in accordance with IFRS.

(3) The Series A ADRs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADRs changed from 10:1 to 1:1 on March 28, 2008. The calculation of earnings per ADR is based on the ratio of 1:1.

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2009 and 2010.

(5) Dividends may only be paid from net income as determined in accordance with IFRS; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8.Dividend Policy — Dividends.

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

On January 3, 2011, the Chilean Central Bank decided to intervene in the Formal Exchange Market by increasing the level of international reserves by US$12 billion, the biggest-ever exchange rate intervention aimed at suppressing the rising peso. This plan was implemented in January 2011 and is scheduled to end in December 2011.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the "Informal Exchange Rate." There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate (1)

Ch$ per US$

Year/Month	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)
2005	509.70	592.75	559.86	512.50
2006	511.44	549.63	530.26	532.39
2007	493.14	548.67	522.69	496.89
2008	431.22	676.75	521.79	636.45
2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
Dec.	468.01	485.34	473.83	468.01
2011
Jan.	466.05	499.03	490.21	484.14
Feb.	468.94	481.56	475.24	475.21
Mar.	472.74	485.37	479.84	479.46
Apr.	460.04	479.90	470.35	460.09
May	461.65	474.19	467.96	465.13

Source:  Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The monthly average rate is calculated on a day-to-day basis for each month.

(3)	The Year/Month End exchange rate is based on transactions observed during the last day of the month/year.

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

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2010, 48% of our sales were made in emerging market countries: 12% in Central and South America (excluding Chile); 9% to Africa and the Middle East; 13% in Chile; and 13% in Asia (excluding Japan). We expect to expand our sales in these and other emerging markets in the future. The results of and prospects of our operations in these regions and in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations could have a material adverse effect on our sales or operations in those countries.

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

During 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) increased significantly during the first nine months of the year. Towards the end of 2008, fertilizer prices generally fell as a result of the global economic and financial slowdown. During 2009, volatility in prices continued to affect commodity markets around the world. During 2010, prices of potassium-based fertilizers stabilized after the conclusion of important contract negotiations between major producers and buyers at the end of 2009. During the first few months of 2011, we have observed consolidation in the industry on the part of producers and the settlement of important supply contracts between China and major potash producers at higher prices, which we expect will support positive price momentum. We have also observed positive price trends in the Brazilian market in the first months of 2011. However, we cannot assure you that prices will not decline in the future.

Iodine prices have followed an upward trend since late 2003, reaching an average price of approximately US$28 per kilogram in 2010. In October 2008, we announced an increase of iodine prices by 25%, and as a result prices increased during 2009. Sales volumes of iodine and its derivatives may be affected by general decreases in the use of applications that are sensitive to economic growth. We cannot assure that prices and sales volumes will not decline in the future.

We started production of lithium carbonate from the brines extracted from Salar de Atacama in October 1996 and started selling lithium carbonate commercially in January 1997. Our entry into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entry to less than US$2,000 per ton. At the end of 2008, prices were approximately US$6,000 per ton and remained at this level until the fourth quarter of 2009 when prices declined to approximately US$5,000 per ton. Before the global economic slowdown, the increase in prices was the result of market dynamics reflecting sustained growth in demand in the past few years and supply that grew only enough to match demand, and we believed this price increase was due mainly to high growth in demand, which had not been fully balanced by the supply of lithium carbonate. As a result of events in global markets during 2009, demand for lithium carbonate declined and, as expected, lithium prices and sales volumes for 2009 were lower compared to the previous year. In September 2009, we announced a 20% price cut for lithium carbonate and lithium hydroxide as a measure to stimulate demand. In 2010, we observed demand recovery in the lithium market. We cannot assure you that this upward trend will continue in the future. Potential decreases in sales volumes of lithium carbonate could have a material adverse effect on our business, financial condition and results of operations.

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

Our inventory levels may increase because of the global economic situation

In general, the global economic slowdown experienced during 2008 and 2009 had an impact on our inventories. Demand decreased during 2009 and, as a result, inventories increased significantly. Higher inventories carry a financial risk due to increased need for cash to fund working capital. Higher inventory levels could also imply increased risk of loss of product. We cannot assure you that these changes in inventory levels will not occur in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

The potentially negative effects of the global economic crisis of 2008 and 2009 on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we are taking measures, such as using credit insurance, letters of credits and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

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

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2010, the Chilean peso to U.S. dollar exchange rate was Ch$468.01 per U.S. dollar, while as of December 31, 2009, the Chilean peso to U.S. dollar exchange rate was Ch$507.01 per U.S. dollar. As a result, the U.S. dollar depreciated approximately 8% compared to the peso during 2010.

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

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short- and long-term debt that bears interest based on the London Interbank Offered Rate, or "LIBOR," plus a spread. As we do not have derivative instruments to hedge LIBOR, we are subject to fluctuations in this rate. As of December 31, 2010, approximately 20% of our financial debt had LIBOR-based pricing. Thus, significant increases in the rate could impact our financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute an important part of our cost of sales (17.6% in 2010). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be materially adversely affected.

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

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact or are enacting stricter regulations for the distribution and/or use of our products. As a result, we may not be able to sell our products if we cannot meet such new standards. In addition, our cost of production may increase in order to meet any such newly promulgated standards. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect its commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain client and government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, and that could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of the major earthquake in Chile in February 2010 and other natural disasters worldwide, conditions in the insurance market may change, and as a result we may face higher premiums and reduced coverage.

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

We suffered partial shortages of natural gas during 2004, 2005 and 2006, and from 2007 through 2010 we received practically no natural gas. We believe this situation will continue and that during 2011 we will likely receive little to no natural gas from Argentina. Most of our industrial equipment that uses natural gas can also operate on fuel oil, and the remaining equipment can operate on diesel. However, the cost of fuel oil and diesel is significantly higher than the cost of natural gas, and therefore we have recently faced significantly higher energy costs. We expect this situation to continue, and, as such, we expect the reduction in our natural gas supply to continue to have a material adverse effect on our business, financial condition and results of operations.

Decline in the supply of natural gas could negatively affect the supply of electricity and our electricity contracts

The natural gas supply crisis discussed above has placed Chile's northern power grid (Sistema Interconectado del Norte Grande) under significant stress. Continued stress on the northern power grid could lead to a system failure that would then affect the supply of electricity. Restrictions on our electricity consumption could materially adversely affect our operations, potentially decreasing our production volumes and increasing our production costs. During 2010, purchases of electricity represented approximately 4% of our cost of sales.

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

We are exposed to labor strikes and liabilities that could impact our production levels and costs

Approximately 69% of our permanent employees in Chile is represented by 27 labor unions. As a result, we are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 20 to our consolidated financial statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by companies and respective governmental authorities. These jurisdictions may each have their own tax codes, environmental regulations, labor codes and legal framework, which could complicate efforts to comply with these regulations which could have a material adverse effect on our business, financial condition and results of operations.

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

After the earthquake in February 2010 in the south of Chile, the government approved changes to both the Royalty Law and the corporate tax rate that raised tax rates in order to partially fund the recovery effort.

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

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by the Company to foreign shareholders are subject to a 35% Chilean withholding tax. If the Company has paid corporate income tax (the "First Category Tax") on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. Changes in current Chilean tax regulations could have adverse consequences for U.S. investors.

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

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period we acquired Kefco in Dubai and the iodine business of DSM. We also sold (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed SQM to concentrate its efforts on its core products.  In 2007, we completed the construction of a new prilling and granulating plant.  In 2008, we completed our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant. During 2009 and 2010, we continued expansion of potassium-based products in the Salar de Atacama. During the first quarter of 2011, we completed the construction of a new potassium nitrate facitly in Coya Sur.

Capital Expenditure Program

We are constantly reviewing different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment.

SQM’s capital expenditures in the 2008-2010 period were the following:

(in millions of US$)	2010	2009	2008

Capital Expenditures (1)	336.0	376.2	286.6

(1)	For purposes of this item, capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

We have developed a capital expenditure program calling for investments totalling approximately US$540 million for 2011. This amount may increase or decrease depending on market conditions. The main purpose of our capital expenditure program is to increase the production capacities of several of our products, including expansions in potassium-based products from the Salar de Atacama, iodine and natural nitrates. In addition, part of this investment plan is intended to modernize production processes in order to improve our operating efficiency.

During 2010, we had total capital expenditures of US$336.0 million, primarily due to:
•	continued construction of a new potassium nitrate production facility at Coya Sur;
•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	upgrade of our railroad system to handle expanded production capacity; and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

We have budgeted for 2011 total capital expenditures of approximately US$540 million, primarily relating to:
•	investments related to increase production capacity of potassium-based products at the Salar de Atacama;
•	increase capacity and efficiencies at nitrate and iodine facilities;
•	optimization railroad system;
•	various projects designed to maintain production capacity, increase yields and reduce costs.

No external financing is needed to finance the capital expenditure program for the 2011 period. Investments made during this period will be concentrated in the Tarapacá and Antofagasta Regions of Chile.

4.B.   Business Overview

The Company

We believe that we are the world’s largest integrated producer of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrients, iodine and lithium derivatives, potassium chloride and certain industrial chemicals (including industrial nitrates). Our products are sold in over 100 countries through our worldwide distribution network, with more than 85% of our sales derived from countries outside Chile in 2010.

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

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; industrial chemicals; potassium; and other commodity fertilizers. Specialty plant nutrients premium are fertilizers that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar energy plants as a means for energy storage. Potassium chloride is a commodity fertilizer that is produced and sold by the Company worldwide. During 2009, potassium chloride has begun to contribute significantly to our operations, and we expect this trend to continue in the near future. In addition, we complement our portfolio of plant nutrients through the buying and selling of other fertilizers mainly for use in Chile.

For the year ended December 31, 2010, we had revenues of US$1,830.4 million, gross margin of US$626.0 million and net income of US$382.1 million. Our market capitalization as of December 31, 2010 was approximately US$15.4 billion.

Our Series A and Series B common shares are listed on the Santiago Stock Exchange. Our Series B ADRs have been listed on the NYSE since 1993. Our ticker symbols on the Santiago Stock Exchange for our Series A and Series B shares are “SQM-A” and “SQM-B,” respectively, and our ticker symbol on the NYSE for the Series B ADRs is “SQM.”

Specialty Plant Nutrition: We produce four principal types of specialty plant nutrients:  potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. Furthermore, SQM sells other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits, flowers, potatoes and cotton, and they are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application.  According to the type of use or application the products are marketed under the brands:  Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), Allganic™ (organic farming) and Nutrilake™ (aquaculture).  Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. These advantages, plus customized specialty blends that meet specific needs along with technical service provided by us, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production.  Because our products are natural or derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops. Consequently, specialty plant nutrients are sold at a premium price.

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

Potassium:  We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean, and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce.

The following table sets forth the percentage breakdown of our revenues for 2010 and 2009 according to our product lines:

	2010	2009
Specialty Plant Nutrition	33%	37%
Iodine and Derivatives	17%	13%
Lithium and Derivatives	8%	8%
Industrial Chemicals	8%	8%
Potassium	29%	28%
Other	4%	6%
Total	100%	100%

Business Strategy

Our general business strategy is to:

(1)	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, costs, production, pricing and development of new products;

(2)	increase our production capacity of potassium-related fertilizers from the Salar de Atacama;

(3)	continually increase the efficiency of our production processes and reduce costs;

(4)	evaluate acquisitions, joint ventures and commercial alliances in each of our core businesses; and

(5)	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

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

Iodine and its derivatives
Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with such demand growth; (ii) develop new iodine derivatives and participate in iodine recycling projects; and (iii) pursue to reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Lithium and its derivatives
Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; and (iii) pursue to reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Industrial Chemicals
Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) maintain our leadership position in the industrial nitrates for thermal storage market and become a long-term, reliable source for the industry; and (iii) pursue to reduce our production costs through improved processes and higher labor productivity in order to compete more effectively.

Potassium

Our strategy is to increase significantly our production capacity of potassium chloride and potassium sulfate. Our distribution strategy is (i) to offer a portfolio of potassium products including potassium sulfate, potassium chloride and other fertilizers to our traditional markets; (ii) to offer standard or compacted product according to market requirements and (iii) to focus in markets where we have logistical advantages.

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

Main Business Lines

Specialty Plant Nutrition

We believe we are the world's largest producer of potassium nitrate. We estimate that our sales accounted for approximately 50% of world potassium nitrate sales by volume in 2010, considering net imports to the Chinese market. Worldwide demand increased by approximately 49% over 2009, surpassing our initial expectations about demand recovery. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate, and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends").

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

In 2010, our sales from specialty plant nutrients were US$603.7 million, representing 33% of our total sales for that year and 15% higher than the US$527.0 million recorded in 2009. Improved economic conditions supported higher demand for premium vegetables and fruits, which has reinforced the consumption of specialty fertilizers.

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

Worldwide scarcity of water and arable land drive the development of new agricultural techniques to maximize the use of these resources, such as fertigation, foliar application and irrigation systems. It is important to remark that irrigation has been growing at an average annual rate of 1.5% during last 20 years. However, micro-irrigation has been growing at 10% per year in the same period. Micro-irrigation systems, which include drip-irrigation and micro-sprinkler, are the most efficient technical irrigation. These applications require fully water-soluble plant nutrients.

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

The most important agricultural applications of sodium nitrate, potassium nitrate, and sodium potassium nitrate plant nutrients are: vegetables, fruits, industrial crops, flowers, cotton and other high-value crops.

Specialty Plant Nutrition:  Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, Belgium, The Netherlands, South Africa, Turkey, Egypt, China and Thailand.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2010 and 2009.

	2010	2009
Sales Volume (Th. MT)
Sodium nitrate	16.8	16.5
Potassium nitrate and sodium potassium nitrate	546.2	392.1
Blended and other specialty plant nutrients(1)	252.4	256.9
Total Revenues (in US$ millions)	603.7	527.0

(1)	Includes blended and other specialty plant nutrients.

Specialty Plant Nutrition:  Marketing and Customers

In 2010, we sold our specialty plant nutrients in close to 92 countries. During the same year, sales of the Company's specialty plant nutrients were exported to the following regions: 14% were sold to customers in Central and South America (not including Chile), 16% to customers in Chile, 25% to customers in North America, 22% to customers in Europe and 23% to customers in other regions. No single customer represented more than 11% of SQM's specialty plant nutrient sales during 2010, and our 10 largest customers accounted in the aggregate for no more than 32% of sales during that period.

Sales Breakdown	2010	2009
Central & South America	14%	22%
North America	25%	26%
Europe	22%	22%
Chile	16%	10%
Others	23%	20%

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

In May 2008, we signed a commitment letter for a joint venture with Migao Corporation ("Migao") for the production and distribution of specialty plant nutrients in China. In 2009, we signed a shareholders agreement in connection with this joint venture. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant was opened in January 2011. In addition, the joint venture will distribute the potassium nitrate produced by Migao in China and imports of SQM's specialty plant nutrients to China, and it will also handle any exports of potassium nitrate produced by the joint venture or by Migao. This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

In May 2009, SQM's subsidiary Soquimich European Holdings, entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility will be constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility will require a total investment of approximately US$ 2.6 million and should be operational during 2011.

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

In December 2009, SQM signed an agreement with the French Roullier Group to form the joint venture "SQM VITAS." This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai will be the main focus of this joint venture. As part of the agreement, the SQM phosphate plant located in Dubai becomes part of this joint venture. In September 2010 SQM VITAS implemented a new phosphate line that will allow the production of two of the main water soluble phosphorus products in the world: Mono Ammonium Phosphate and Urea Phosphate.

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

We estimate that Soquimich Comercial S.A.'s sales of fertilizers represented approximately 31% of total fertilizer sales in Chile during 2010.  No single customer represented more than 2% of Soquimich Comercial S.A.’s total fertilizer sales revenues, and its 10 largest customers in total represented less than 10% of revenues.

Revenues generated by Soquimich Comercial S.A. represented 9.7% of the Company's 2010 consolidated revenues.  Soquimich Comercial S.A.'s consolidated revenues were approximately US$178 million and US$189 million in 2010 and 2009 respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. ("Haifa"), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 34% of total world sales during 2010 (excluding sales by Chinese producers who generally sell to the domestic Chinese market).

S.C.M. Virginia, a Chilean iodine producer, ultimately controlled by Inverraz S.A., also produces potassium nitrate from caliche ore. However, they have been focused on the production of sodium potassium nitrate during the last few years. ACF, another Chilean producer, mainly oriented to iodine production, began production of potassium nitrate from caliche ore and potassium chloride during 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

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

Iodine and its derivatives

We are the world's largest producer of iodine. In 2010, our revenues from iodine and iodine derivatives amounted to US$316.3 million, representing 17% of our total revenues in that year. We estimate that our sales accounted for 36% of world iodine sales by volume in 2010.

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

The following table sets forth our total sales and revenues from iodine and iodine derivatives for 2010 and 2009:
	2010	2009
Sales Volume (Th. MT)
Iodine and derivatives	11.9	7.2
Revenues (in US$ millions)	316.3	190.9

Our sales revenues in 2010 increased from US$190.9 million to US$316.3 million, mainly due to increases in sales volume derived from the quick recovery in demand to levels even higher than those seen before the global economic slowdown in 2008.  Solid demand in this market was complimented by tightened supply, making SQM uniquely positioned to meet the shortfall.

Iodine:  Marketing and Customers

In 2010, we sold our iodine products to over 300 customers in 62 countries. During the same year, most of our sales were exported: 35% was sold to customers in Europe, 33% to customers in North America, 5% to customers in Central and South America and 27% to customers in Asia, Oceania and other regions. No single customer accounted for more than 8% of the Company's iodine sales in 2010, and our ten largest customers accounted in the aggregate for no more than 36% of sales.

Sales Breakdown	2010	2009
Europe	35%	31%
North America	33%	36%
Central & South America	5%	3%
Others	27%	30%

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

Iodine production in Chile starts from minerals, whereas in Japan, the United States, Russia, Turkmenistan and Indonesia producers extract iodine from underground brines which are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Four Chilean companies, including SQM, accounted for approximately 58% of such sales (36% by SQM and 22% by the other Chilean producers). Other Chilean producers include Atacama Minerals Corp., a Canadian company that has its iodine operations in Chile, Atacama Chemical S.A. (Cosayach), which is controlled by Inverraz S.A. and ACF Minera S.A. Currently, ACF is developing a new mining operation in the Antofagasta Region of Chile. At this time, it is difficult to estimate the production capacity of this operation.

We estimate that eight Japanese iodine producers accounted for approximately 21%, without considering iodine recycling from Japan, of world iodine sales in 2010.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for almost 5% of world iodine sales in 2010. In 2009, a new U.S.-based player, Iofina, entered the iodine market. While Iofina could become a relevant player in coming years, so far they have produced very small quantities.

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

We estimate that worldwide sales of iodine amounted to approximately 29,900 metric tons in 2010.

The prices of our iodine and iodine derivative products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kilogram in 2003, they reached an average of approximately US$28 per kilogram in 2010.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we continue to benefit competitively from the long-term relationships we have established with our larger customers. While there are substitutes for iodine available for certain applications, such as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Lithium and its derivatives

We believe we are the world's largest producer of lithium carbonate and one of the world's largest producers of lithium hydroxide. In 2010, our revenues from lithium sales amounted to US$150.8 million, representing 8% of our total revenues. We estimate that our sales accounted for approximately 32% of the world's demand of lithium chemicals in volume.

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

Lithium:  Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of such lithium carbonate plant is 43,500 MT per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 MT per year and is one of the largest plants in the world.

The following table sets forth our total sales and revenues from lithium carbonate and its derivatives for 2010 and 2009:

	2010	2009
Sales Volume (Th. MT)
Lithium and derivatives	32.4	21.3
Revenues (in US$ millions)	150.8	117.8

Our sales revenues in 2010 reached US$150.8 million, an increase from US$117.8 million in 2009, due to significantly higher sales volumes resulting from a sharp recovery of demand in 2010, driven by rechargeable batteries and also by the return of operational inventories to previous levels throughout the supply chain.

Lithium: Marketing and Customers

In 2010, we sold our lithium products to over 300 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: 34% to customers in Europe, 12% to customers in North America, 53% to customers in Asia and Oceania and 1% to customers in other regions. No single customer accounted for more than 14% of the Company's lithium sales in 2010, and our ten largest customers accounted in the aggregate for no more than 48% of sales.

Sales Breakdown	2010	2009
Europe	34%	31%
North America	12%	14%
Asia & Oceania	53%	53%
Others	1%	2%

Lithium:  Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH ("Chemetall," a subsidiary of Rockwood Specialties Group Inc.) and FMC Corporation ("FMC"). In addition, a number of Chinese producers together accounted for approximately 30% of the world market in 2010 in volume. Chemetall produces lithium carbonate in its operations located in Chile through Sociedad Chilena del Litio Limitada and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina through Minera del Altiplano S.A., where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

Lithium carbonate and lithium hydroxide are produced in China and we believe this production will increase in the near future. Other new projects to develop lithium deposits worldwide have been announced recently. We believe that some of these projects could materialize in the short to medium term.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding direct use for lithium minerals) amounted to approximately 101,500 metric tons in 2010.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce three grades of sodium and potassium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in their chemical purity. Our industrial grades of sodium and potassium nitrate also differ from agricultural grade in the degree of purity. We enjoy certain operational flexibility when producing industrial sodium and potassium nitrate because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce and commercialize other industrial chemicals such as boric acid—a by-product of the production of potassium sulfate—and industrial-grade potassium chloride, both sold into industrial markets in crystalline form. In 2010, our revenues from industrial chemicals were US$149.7 million, representing 8% of our total revenues for that year.

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

Industrial potassium chloride is mainly used as an additive in oil and gas drilling fluids as well as in the production of carragenine.

Industrial Chemicals:  Our Products

The following table sets forth our sales volumes of industrial chemicals and total revenues for 2010 and 2009:

	2010	2009
Sales Volume (Th. MT)
Industrial nitrates	198.9	149.2
Boric Acid	2.6	3.4
Revenues (in US$ millions)	149.7	115.4

Sales of industrial chemicals increased from US$115.4 million in 2009 to US$149.7 million, mainly due to a fast recovery in sales volumes after the global economic slowdown.

Industrial Chemicals:  Marketing and Customers

We sold our industrial nitrate products in more than 50 countries in 2010. Eighteen percent of our sales of industrial chemicals were made to customers in North America, 55% to customers in Europe, 22% to customers in Central and South America and 5% to customers in Asia, Oceania and other regions. No single customer accounted for more than 16% of the Company's sales of industrial chemicals in 2010, and our ten largest customers accounted in the aggregate for no more than 56% of such sales.

Sales Breakdown	2010	2009
North America	18%	30%
Europe	55%	45%
Central & South America	22%	18%
Others	5%	7%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa and South America to achieve prompt deliveries to customers. Industrial sodium and potassium nitrate sales are made pursuant to spot purchase orders. Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and continuously work with them to develop new products or applications for our products.

Industrial Chemicals:  Competition

We believe we are the world's largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented 55% of world demand in 2010 (excluding China and India internal demand, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 20% market share in the industrial sector. We estimate our market share at approximately 28% for 2010.
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

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

In 2010, our potassium chloride and potassium sulfate revenues amounted to US$528.2 million, representing 29% of our total revenues and a 32.3% increase with respect to 2009. We are currently making investments in potassium chloride and potassium sulfate that will enable us to increase our production and sales of this product.

Sales of potassium chloride and potassium sulfate are reported together. This new classification better reflects the fact that both products are derived from the same natural resource, that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with the market approach to reporting potassium products. Potassium sulfate sales include sales of third party products.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant's structure, it is essential to the development of its basic functions. Potassium chloride is the most common potassium-based fertilizer, and it is used to fertilize crops that can resist high levels of chloride, such as wheat, corn and soybeans, among others.

Potassium chloride is also an important component for our specialty plant nutrients business line. It is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers, and in particular potassium chloride, as efforts are being made to maximize crop yields and use resources efficiently. During this same period, major players in this industry on the supply side have produced potassium chloride according to market demand. Historically demand levels have been below market production capacity.

However, market demand and production are being pushed towards existing levels of production capacity. For much of 2008, demand outpaced production, which led to substantial increases in potassium chloride prices. During the latter part of 2008, however, demand for potassium chloride began to fall as a result of the global economic slowdown.

During 2009, demand of potassium chloride was estimated to be approximately 45% lower than in 2008. We estimate that demand reached the level of 52 million metric tons in 2010, representing an increase of around 80% over the previous year.

Potassium: Our Products

Potassium chloride differs from our other specialty plant nutrient products because it is a commodity fertilizer and contains chloride. SQM offers potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and SQM offers three grades: standard, compacted and soluble.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2010 and 2009.

	2010	2009
Sales Volume (Th. MT)
Potassium Chloride & Potassium Sulfate	1,273.0	690.0
Revenues (in US$ millions)	528.2	399.1

Potassium: Marketing and Customers

In 2010, we sold potassium chloride and potassium sulfate in approximately 93 countries. Six percent of our sales were sold to customers in Chile, 21% to customers in Latin America and 73% to customers in other regions. No single customer accounted for more than 24% of the Company's sales of potassium chloride and potassium sulfate in 2010, and our ten largest customers accounted in the aggregate for no more than 58% of such sales.

Sales Breakdown	2010	2009
Chile	6%	9%
Latin America	21%	18%
Others	73%	73%

Potassium: Competition

We estimate that SQM accounted for less than 3% of global sales of potassium chloride and potassium sulfate in 2010. We also believe that the largest producers of potassium chloride are PCS, accounting for approximately 16.5% of the global sales, and the companies of the former Soviet Union (Beraluskali, Urakali and Silvinit) which together account for 33% of global sales. Uralkali and Silvinit started a merger process to form a single company at the beginning of 2011.

In the potassium sulfate market, we have several competitors of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that those three producers account for approximately 50% of the world production of potassium sulfate.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits: contain nitrates and iodine.

•	Salar brines: contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche deposits are located in northern Chile, where during 2010 we operated four mines: Pedro de Valdivia, María Elena (El Toco), Pampa Blanca and Nueva Victoria. In March 2010, operations at the El Toco (mining site of Maria Elena production facilities) and Pampa Blanca mines were temporarily suspended due to decreased global demand for nitrates and iodine during the preceding 15 months. These operations were also suspended in an effort to optimize inventory of these products. Mining activites resumed at María Elena in November 2010.

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

The process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing facilities. Until the suspension of the mining operations at El Toco, trucks hauled the ore and dumped it directly at a crushing installation, after which a 14-kilometer-long overland conveyor belt system delivered the ore to the processing facilities.

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. This same process was followed at the El Toco mining operation until operations were suspended in March 2010. In November 2010, operations resumed at the El Toco mining site of Maria Elena using a heap leaching production process. In Nueva Victoria, the run of mine ore is loaded in heaps and leached to produce concentrated solutions. This process was also used at Pampa Blanca operations until mining operations were suspended during 2010.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium Nitrate

During 2010, sodium nitrate for both agricultural and industrial applications was produced at the María Elena facitly, until production was idled in March 2010, and at the Pedro de Valdivia facility using the Guggenheim method, which was originally patented in 1921 and is based in a closed circuit of leaching vats. This process uses a heated brine to leach the crushed caliche in the vats and selectively dissolve the contents. The concentrated solution is then cooled, producing the growing of sodium nitrate crystals which can then be separated from the brine using basket centrifuges. After the cristalization process, the brine is pumped to the iodine facilities, where the iodide is separated using a solvent extraction plant, and finally the brine is returned to the vat leaching process. The fine fraction of caliche´s crushing process is leached at ambient temperature with water, producing a weak solution that is pumped to iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur 15 km south of María Elena.

The remaining material from the sodium nitrate crystallization process is vat leach tailings. These tailings are unloaded from the leaching vats and deposited at sites near the production facilities. Our total current crystallized sodium nitrate production capacity at Pedro de Valdivia facility is approximately 500,000 metric tons per year. Crystallized sodium nitrate is processed further at Coya Sur and María Elena production plants to produce potassium nitrate and/or crystallized or prilled nitrates (potassium or sodium), which is transported to our port facilities in Tocopilla by railway. A significant part of the sodium nitrate produced at María Elena, until its temporary suspension in March 2010, and Pedro de Valdivia was used in the production of potassium nitrate at Coya Sur, sodium potassium nitrate at María Elena and a highly refined industrial grade sodium nitrate at Coya Sur.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by SQM. The brine leached with the fine fraction process at Pedro de Valdivia and the brines produced by heap leaching process in Maria Elena are pumped to Coya Sur solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium chloride is added and a chemical reaction begins and produces brine with dissolved potassium nitrate.  This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling and separating it from the mother liquid by centrifuge.

Concentrated nitrate salts were produced at Pampa Blanca up to March 2010, and are currently produced at Nueva Victoria by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrates. These solutions are then sent to plants were iodine is extracted through a solvent-extraction process. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is 950,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. A new potassium nitrate plant was commissioned during March 2011. The plant is currently running at 90% capacity, but we expect to reach the nominal rate of 300,000 metric tons per year by the end of the third quarter of 2011. This new plant will use as raw materials salts harvested in Nueva Victoria and potassium salts from Salar de Atacama.

The nitrates produced in crystallized or prilled form at Coya Sur have been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. Potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our María Elena priling facility using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate.

With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia and Nueva Victoria facilities. During 2010, Iodine was produced by extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, María Elena, Nueva Victoria and Pampa Blanca facilities. As of March 2010, mining operations at Maria Elena and Pampa Blanca were temporarily suspended. In November 2010, operations resumed at the María Elena mining site.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented, then packed in 20-50 kilogram drums or 350-700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the new ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland —of the quality management system. The last recertification process was carried out and approved at the end of 2010.

Our total iodine production in 2010 was approximately 8.8 thousand metric tons: approximately 4.8 thousand metric tons from Nueva Victoria, 3.0 thousand metric tons from Pedro de Valdivia, 0.8 thousand metric tons from Pampa Blanca and 0.2 thousand metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 12,500 MT per year.

We use a portion of the produced iodine to manufacture inorgani iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay that purchases iodine from us. We have in the past primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, the National Environmental Commission approved the Environmental Study of our Pampa Hermosa project, in the I Region of Chile.

This approval will allow us to increase the production capacity of our Nueva Victoria operations from 4,500 to 11,000 metric tons of iodine per year. This increase will produce up to 1.2 million metric tons of nitrates, will mine up to 33 million metric tons of caliche per year and will use new water rights of up to 570.8 liters per second.

Since the fourth quarter of 2010, we have made investments in order to increase the plant capacity of iodine in New Victoria, to reach 5,000 metric tons/year. Additionally, between 2011 and 2012, investments will be made to expand the capacity of solar evaporation ponds and to implement new areas of mining and the collection of solutions. Production in the Iris plant is also expected to restart during this period.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to a lease agreement with the Chilean government, expiring in 2030.

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

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium chloride and sodium chloride. One portion of this mixture is harvested and stored, and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related production facilities in the Salar de Atacama currently have a production capacity in excess of up to 1.9 million metric tons per year. Actual production capacity will depend on volumes and quality of the mining resources pumped from the Salar de Atacama. During 2010 actual production was higher than in 2009, and we expect that 2011 production will be higher than in 2010.

During 2009, we increased production capacity of our potassium chloride facility to approximately 1,050,000 metric tons per year. In addition, during 2009 we converted our potassium sulfate facility to a dual plant, with the production capacity to produce only potassium chloride or to produce both potassium sulfate and potassium chloride. If the facility produces only potassium chloride, we have an additional 600,000 metric tons per year of production capacity of potassium chloride. During 2011, further expansion of this plant will allow the plant to produce, at the same time, potassium sulfate and potassium chloride with a total capacity of 1,150,000 metric tons per year.

In addition we have other 2 plants to produce potassium chloride with a combined capacity of 265,000 metric tons per year.

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

Lithium Carbonate and Lithium Chloride

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 43,500 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and diesel and fuel oil in heat generation. We use diesel and fuel oil as the main energy source in heat generation. Our raw material costs (excluding caliche ore, salar brines and including energy) represented 17.6% of our cost of sales in 2010.

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

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year. This gas supply was sufficient to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government has imposed restrictions on the supply of natural gas and, in 2010, we only received from Argentina, in a non-continuous basis, approximately 7.7% of the gas received in a normal year. On the other hand, in 2010, Chile began to import liquefied natural gas, using the same gas pipeline to inject the re-gasified liquefied natural gas. The main use of this fuel is linked to the generation of electricity, so there is a much smaller surplus for industrial customers such as SQM. In 2010, we only received liquefied natural gas (LNG) from the LNG terminal, on a non-continuous basis, representing approximately 10.7% of the gas received in a normal year. Consequently, we have had to use other higher-cost fuels as substitutes for natural gas.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. In addition to the potassium chloride produced by us, we acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. We additionally buy water from third parties for our production processes at Pampa Blanca, until operations were idled, and at the Salar del Carmen. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

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

Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (“CCHEN”) regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets quotas for the tonnage of lithium authorized to be sold.

We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements.  See “Item 3 – Key Information – Risk Factors – Risks Relating to Chile.”  The Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations.  Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights.  Under certain conditions, these modifications allow the constitution of permanent water rights of up to 2 liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations.  Such rights may be constituted in favor of parties that requested water rights prior to January 1, 2000, when such request had not yet been processed as of June 16, 2005.  In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights.  Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised.  These and other potential future changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the “Royalty Law”) establishing a royalty tax to be applied to mining activities developed in Chile.  In 2010, modifications were made to the law. The Chilean Government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made affecting companies that hire subcontractors to provide certain services.  This new law, known as the “Law on Subcontracting”, established, among other regulations, a new requirement that applies in the event of accidents in the workplace.  The law states that when a serious accident occurs, the company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures the company must take to prevent future risks.  Work may not be resumed until the company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer.  The effects of this new law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20.393 went into effect, establishing a system of criminal liability for legal entities.  The objective of the new regulation is to allow legal entities to be prosecuted for the crimes of (a) asset laundering (b) financing terrorism and (c) bribery, where such crimes are committed by people who hold relevant positions within a legal entity, in order to benefit that legal entity.  The law establishes a prevention model that includes, among others, the designation of a person in charge of prevention and the establishment of special programs and policies.  The implementation of this model can exempt the company from liability.

On January 1, 2010, Law No. 20.382 went into effect, introducing modifications to Law No. 18.045 (relating to the Securities Market) and Law No. 18.046 (relating to Corporations).  The new law relates to corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at shareholder corporations, the transparency of information, and the detection and resolution of possible conflicts of interest.  The law establishes the concept of an independent director for certain corporations, including SQM S.A.  Such director has a preferential right to be a member of the Directors’ Committee, which position, in turn, grants the director further powers.  The new independent director may be elected by any shareholder with an ownership interest greater than 1% in the company, but he or she must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders.  The Law also refines the regulations regarding the information that companies must provide to the general public and to the Superintendency of Securities and Insurance, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Assessment Service and the Superintendency of the Environment and to introduce important amendments to environmental regulations in terms of setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment.  The new Ministry shall design and implement environmental policies relating to environmental conservation, sustainable growth and the protection of Chile's renewable energy resources.  In addition, the Ministry will be responsible for enacting emission and quality standard regulations as well as recovery and decontamination plans.  The Environmental Assessment Service will pursue procedures of the Environmental Impact System, where projects are environmentally approved or rejected.  In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments.  Moreover, summary procedures, such as Environmental Impact Statements, will allow such oppositions and comments under certain circumstances.  Technical reports from governmental agencies would be considered bound for final decision.  The Superintendency of the Environment will be an independent agency in charge of coordinating other governmental agencies in their environmental obligations.  Likewise, it will receive, investigate and decide complaints concerning the infringement of environmental regulations and sanction violators, deliver injunction orders or levy relevant fines.

There are currently no material legal or administrative proceedings pending against the Company except as discussed in Item 8.A.7 “Legal Proceedings”, in Note 20 of the Consolidated Financial Statements and under “Safety, Health and Environmental Regulations” below, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

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

The Mine Health and Safety Act of 1989 (Ministry of Mining, Code on Safety in Mining Operations or “Reglamento de Seguridad Minera,” Supreme Decree DS No. 72, amended by DS No. 132/2002) protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (“Reglamentos Internos Mineros”) establish our obligation to maintain a workplace that is safe and free of health risks, in as much as this is reasonably practicable. We must comply with the general provisions of the Health and Safety Act 1999 (Ministry of Health, Standards on Basic Sanitary and Environmental Conditions in the Workplace, or “Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo” DS No. 594, amended by DS No. 57/2003), our own internal standards, and the provisions of the Mine Health and Safety Act of 1989. In the event of non-compliance, the Ministry of Health and particularly the National Service for Geology and Mining are entitled to use their enforcement powers to ensure compliance with the law.

The Environmental Framework Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the National Service of Environmental Impact Assessment, and the Environmental Enforcement Superintendence. The Environmental Enforcement Superintendence will begin operations once the complementary legislation and regulation are enacted, which is expected to occur during 2011. The new and modified Environmental Framework Law replaced the National Commission of the Environment (“Comisión Nacional del Medio Ambiente” or “CONAMA”) with the Ministry of the Environment, which now is the governmental agency responsible for coordinating and supervising environmental issues. Under the new Environmental Framework Law, we will continue to be required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. Now, with the above mentioned modifications to the Environmental Framework Law, the National Service of Environmental Assessment, together with other public institutions with mandates related to the environment, evaluates environmental impact studies submitted for its approval, and also audits environmental performance during the construction and operation of the projects. The Environmental Framework Law also promotes citizen participation in project evaluation and implementation.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, CONAMA approved a plan to reduce the atmospheric particulate levels below permissible levels by July of the same year; and later approved a new plan by Decree No. 37/2004 on March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material in two years. We designed a new project to modify the milling and screening systems used in the processing of the caliche ore at the María Elena facilities, in order to achieve the necessary reduction of particulate material emissions. An environmental impact study for this project was approved by CONAMA through Resolution No. 270 in October 2005. Construction of this project was completed in December of 2008, and due to international market conditions, this project ceased its operation in March 2010.  Today, the milling and screening systems used in the processing of the caliche ore at the María Elena facilities remain closed. Air quality in the area has improved significantly and compliance of air quality standards required by law has to be assessed upon gathering air quality monitoring data for 3 consecutive years (2009 through 2011).

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.20% of the total). However, a decontamination plan was developed by CONAMA, and its implementation began in October 2010. During 2008 and 2009, ahead of schedule, SQM implemented control measures for mitigating particulate material emissions in its port operations according to the requirements of this plan. We do not expect any additional measures to be required of SQM due to the implementation of the plan.

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

International Regulations

In 2007, a new European Community Regulation on chemicals and their safe use went into effect.  This regulation, called REACH (Regulation, Evaluation, Authorisation and Restriction of Chemical Substances), requires all manufacturers and importers of chemicals – including SQM – to identify and manage risks linked to the substances they manufacture and market.  Non-compliance with this regulation would preclude the Company from commercializing its products in the European market. During 2010, SQM completed on schedule the registration of all products exported to the European Community in quantities larger than 1.000 MT/; thus, ensuring the supply to European costumers.

4.C.   Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM.  The following is a summary of our main subsidiaries as of March 31, 2011. For a list of all our consolidated subsidiaries see Note 2.4 to the Consolidated Financial Statements.

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

4.D.   Property, Plant and Equipment

Discussion of our mining rights is organized below according to the geographic location of our mining operations. SQM's mining interests located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”), referred to collectively as the “Caliche Ore Mines”, are discussed first. The Company's mining interests in the Salar de Atacama are discussed second.

Description of the Caliche Ore Mines

As of May 31, 2011, we held exploitation rights to mineral resources representing approximately 569,234 hectares.  In addition, as of May 31, 2011, we held exploration rights to mineral resources representing approximately 8,000 hectares, and we have applied for additional exploration rights for approximately 144,100 hectares. As part of these rights, we have four mines covering an area of approximately 546,494 hectares. In addition, we have applied for an additional 30,740 hectares of exploitation and exploration concessions.  Currently, Pedro de Valdivia, María Elena and Nueva Victoria are being exploited.

In 2007, we modified the criteria we use to define a mine.  These new criteria require that a property have both the reserves and the processing facilities necessary to carry out exploitation.  As a result, certain properties we previously defined as mines but that do not have processing facilities are now considered part of other mines, and the number of mines has been reduced from six to four.  The Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris, which were described separately in previous Company filings. The mining properties in terms of surface area and quantity of reserves have not changed as a result of the new criteria.

Pedro de Valdivia
The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway.  These facilities have been in operation for approximately 78 years and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities.  Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 11.18 years.  Electricity, diesel, and fuel oil are the primary sources of power for this operation.

María Elena
We operated mining facilities at Maria Elena until March 2010, and mining activities using heap leaching resumed in November 2010. The Maria Elena mine and facilities are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities were operated for approximately 83 years before operations were suspended and were previously owned and operated by Anglo Lautaro. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. The power sources of power utilized are mainly electricity, diesel, and fuel oil. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 8.12 years.

Pampa Blanca
We operated mining facilities in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, until operations were suspended in March 2010. Ore from the Pampa Blanca mine was transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 11.72 years. The power source utilized is mostly electricity, produced by mobile diesel generators.

Nueva Victoria
We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. Nueva Victoria mine includes former Iris mining property acquired from DSM Minera S.A. in 2006. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 6.37 years. The power source utilized is mostly electricity, obtained from the Northern Power Grid (SING).

Description of the Salar de Atacama Brines

Salar de Atacama Brines

As of May 31, 2011, SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 147,000 hectares of land in the Salar de Atacama in northern Chile. These rights are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”).  Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred.  The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030.  SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines.  In the years 2010, 2009 and 2008, royalty payments amounted to approximately US$18.2 million, US$17.7 million, and US$17.7 million, respectively. SQM Salar S.A. holds an additional 112,723 hectares of explotation rights in Salar de Atacama.

In addition, as of May 31, 2011, we hold exploration rights covering approximately 126,500 hectares, and we have applied for additional exploration rights covering approximately 12,600 hectares.  Exploration rights are valid for a period of two years, after which the Company can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The Weighted Average Age of our mining facilities at the Salar de Atacama is approximately 7.39 years.  The main source of power used by the operation is electricity.

In addition to the mining rights leased to SQM Salar S.A. described above, as of May 31, 2011, Corfo had exclusive mining rights covering a total area of approximately 65,200 additional hectares in the Salar de Atacama.  Under the terms of the Salar de Atacama Project Agreement between Corfo and SQM Salar S.A., (the Project Agreement), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 65,200 hectares of the Salar de Atacama.  The Project Agreement expires on December 31, 2030.

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

An Exploration Concession is generally obtained for purposes of evaluating the mineral resources in an area.  Generally, after the holder of the Exploration Concession has determined that the area contains exploitable mineral resources, such holder will apply for an Exploitation Concession for the area.  Such application will give the holder absolute priority with respect to such Exploitation Concession against third parties.  If the holder of the Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the concession is usually allowed to lapse.  An application also can be made for an Exploitation Concession without first having obtained an Exploration Concession for the area involved.

Concessions for the Caliche Ore Mines and Salar Brines
As of May 31, 2011, approximately 91% of our total mining concessions are held pursuant to Exploitation Concessions and 9% pursuant to Exploration Concessions, not including areas within the Salar de Atacama.  Of the Exploitation Concessions, approximately 75% have been already granted pursuant to applicable Chilean law, and approximately 25% are in the process of being granted. Of the Exploration Concessions, approximately 90% have been already granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$8.7 million in the year 2010.

The following table sets forth our exploitation and exploration concessions as of May 31, 2011:

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	576	147,302	0	0	576	147,302
El Toco(1)	607	179,878	6	1,400	613	181,278
Pampa Blanca(1)	458	135,160	0	0	458	135,160
Nueva Victoria	298	78,254	13	4,500	311	82,754
Salar de Atacama	387	259,723	329	126,500	716	386,223
Subtotal mines	2,326	800,317	348	132,400	2,674	932,717
Other caliche areas	6,544	1,472,682	358	133,500	6,902	1,606,182
Other salars and other areas	432	81,980	52	14,000	484	95,980
Subtotal other Areas	6,976	1,554,662	410	147,500	7,386	1,702,162
Total	9,302	2,354,979	758	279,900	10,060	2,634,879

 (1) Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010. Mining activites resumed at María Elena in November 2010

Extraction Yields

The following table sets forth certain operating data relating to each of our mines:

(values in thousands, unless otherwise stated)	2010	2009	2008
Pedro de Valdivia
Metric tons of ore mined	11,773	11,631	11,003
Average grade nitrate (% by weight)	7.4	7.3	7.1
Iodine (parts per million (ppm))	403	363	345
Metric tons of crystallized nitrate produced	496	434	407
Metric tons of iodine produced	3.0	2.6	2.2

María Elena(1)
Metric tons of ore mined	307	5,443	4,683
Average grade nitrate (% by weight)	5.8	6.8	7.1
Iodine (ppm)	443	375	358
Metric tons of crystallized nitrate produced	22	155	151
Metric tons of iodine produced	0.2	1.2	1.0

Coya Sur(2)
Metric tons of crystallized nitrate produced	323	193	302

Pampa Blanca(1)
Metric tons of ore mined	383	3,785	3,811
Iodine (ppm)	634	645	533
Metric tons of iodine produced	0.8	1.2	1.1

Nueva Victoria
Metric tons of ore mined	14,252	17,326	15,760
Iodine (ppm)	456	463	475
Metric tons of iodine produced	4.8	5.1	4.0

Salar de Atacama
Metric tons of lithium carbonate produced(3)	26	14	30
Metric tons of potassium chloride and potassium sulfate produced	1,409	1,075	863

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010. Mining activites resumed at María Elena in November 2010.

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

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is generally found under a layer of barren overburden in horizontal seams with variable thickness from twenty centimeters to five meters, and with the overburden varying in thickness from half a meter to one and a half meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

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

Our estimates of our proven reserves of caliche ore at each of our mines as of December 31, 2010 are as follows:

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	167.5	7.1%	367
María Elena (2)	137.6	7.3%	412
Pampa Blanca (2)	71.4	5.6%	544
Nueva Victoria	311.5	5.9%	458

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2010, are as follows:

Mine	Probable Reserves (1) (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	85.2	6.9%	482
María Elena (2)	98.0	7.3%	380
Pampa Blanca (2)	447.8	5.8%	538
Nueva Victoria	77.4	6.5%	384

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

(2)	Operations at El Toco and Pampa Blanca mines were temporarily suspended in March 2010. Mining activites resumed at María Elena in November 2010.

(3)
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

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 16.1% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 83.9% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2010, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and a spaced drill-hole campaign covering approximately 2,961 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 599 hectares and, in addition, carried out in-depth sampling of approximately 1,630 hectares (685 hectares at Pedro de Valdivia and 945 hectares at Nueva Victoria). The exploration and development program in 2011 calls for a basic reconnaissance program over a total area of 21,587 hectares, general exploration over a total area of about 10,184 hectares and, in addition, in-depth sampling of approximately 3,655 hectares.

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploration concessions of approximately 819.2 square kilometers where we have carried out geological exploration, brine sampling and geostastical analysis. We estimate that our proven and probable reserves, based on economic restrictions, geological exploration, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploration concessions, and additionally, up to a depth of 280 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)
Potassium (K +) (2)	50.4	17.5
Sulfate (SO4 2-) (3)	37.2	2.2
Lithium (Li +) (4)	2.7	2.7
Boron (B 3+) (5)	1.1	0.2

Notes on Reserves:

(1)
Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

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

PRODUCTION FACILITIES
Our principal production facilities are located near our mines and extraction facilities in northern Chile.  The following table sets forth the principal production facilities as of December 31, 2010:

Location	Type of Facility	Approximate Size (Hectares)
Pedro de Valdivia (1)	Nitrates and iodine production	235
María Elena (1)	Nitrates and iodine production	95
Coya Sur (1)	Nitrates and iodine production	250
Pampa Blanca (1)	Concentrated nitrate salts and iodide production	129
Nueva Victoria (1)	Concentrated nitrate salts and iodine production	328
Salar de Atacama (2)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	3,574
Salar del Carmen, Antofagasta (2)	Lithium carbonate and lithium hydroxide production	63
Tocopilla	Port facilities	22

(1)           Includes production facilities, solar evaporation ponds and leaching heaps.

(2)           Includes production facilities and solar evaporation ponds.

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2010, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$85.0 million), María Elena (US$144.2 million), Coya Sur (US$256.6 million), Pampa Blanca (US$20.4 million), Nueva Victoria (US$202.1 million), Salar de Atacama (US$442.3 million), Salar del Carmen (US$213.5 million) and Tocopilla (US$63.5 million).

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

The approximate Weighted Average Age of our production facilities as of December 31, 2010 was as follows: Pedro de Valdivia (11.18 years), María Elena (8.12 years), Coya Sur (8.83 years), Nueva Victoria (6.37 years), Salar de Atacama (7.39 years), and Salar del Carmen (8.24 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 10.38 years. We consider the condition of our principal plant and equipment to be good.

The map below shows the location of SQM's principal mining operations and land concessions which have been granted and those that are in the process of being granted.

N
UTM COORDINATES
ARICA
XV Region
IQUIQUE
I Region
NUEVA VICTORIA
SALAR DE CARCOTE
TOCOPILLA
II Region
MARIA ELENA
CALAMA
COYA SUR
PEDRO DE VALDIVIA
PAMPA BLANCA
SALAR DE ATACAMA
ANTOFAGASTA
SALAR DEL CARMEN
TALTAL
= 100 kilometers
SQM FACILITIES - MINES
Sqm_10jun2011 x minas.shp
EXPLOITATION CONCESSIONS
EXPLOITATION CONCESSIONS
CITIES AND TOWNS

MAP OF SQM´s PRINCIPAL MINING FACILITIES AND LAND COVERED BY CONCESSIONS SCALE = 1:1500000

Date: May 31, 2011

TRANSPORTATION AND STORAGE FACILITIES
We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main centers for our production and storage of raw materials is the hub composed of the facilities in Coya Sur - Pedro de Valdivia and Salar de Atacama facilities. Other facilities include Nueva Victoria and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and first stored at our Pedro de Valdivia mine, and then transported by trucks to the plants described in the next paragraph, for further processing. Nitrate raw material was also produced at our El Toco and Pampa Blanca mining facilities until operations were temporarily suspended in March 2010 at these locations. In November 2010, operations resumed at the María Elena mining site. Nitrate raw material produced at these two facilities were transported by conveyor belt (El Toco) and trucks (Pampa Blanca) to plants for further processing.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Product transported to Coya Sur is used as a raw material for the production of potassium nitrate or for potassium chloride finished product. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by truck to the Tocopilla Port Terminal.

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

The information in this Item 5 should be read in conjunction with the Company’s Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

Since January 1, 2010, the Company’s consolidated financial statements are and will be prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

The Company’s consolidated financial information as of and for the year ended December 31, 2009 included in the Company’s annual consolidated financial statements was restated in accordance with IFRS. See Note 2  to the Audited Consolidated Financial Statements of the Company.

IFRS No. 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet. See Note 3 to the Audited Consolidated Financial Statements of the Company for a discussion of the exceptions elected by the Company.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The accompanying consolidated financial statements as of December 31, 2010 are the first consolidated financial statements prepared according to IFRS. The Company has applied IFRS 1 when preparing these consolidated financial statements.

The transition date is January 1, 2009, and management has prepared its opening balance under IFRS as of that date. The IFRS effective date is January 1, 2010, as indicated by the Chilean Superintendency of Securities and Insurance (SVS).

According to IFRS 1, in order to prepare the accompanying consolidated financial statements, all mandatory exemptions have been applied by the Company, as well as some of the non-mandatory exemptions to the retroactive application of IFRS.

The exceptions established in IFRS 1 that the Company has decided to apply are detailed as follows:

(i)	Business combinations

The Company has applied the exemption included in IFRS 1 for business combinations conducted from 2004 and thereafter. For these purposes, the Company reversed the amortization of goodwill recognized in accordance with the previous accounting standards.

(ii)	Fair value or revaluation of property, plant and equipment as deemed cost

The Company has chosen to measure certain property, plant and equipment items at their fair value as of the transition date of January 1, 2009.  The fair value of property, plant and equipment was measured through a business appraisal conducted by independent external experts, who determined the new values, useful lives and residual values of these assets.

(iii)	Employee benefits

The Company has opted to recognize all the actuarial gains and losses accumulated as of January 1, 2009.

(iv)	Financial Instruments

The Company has applied hedge accounting to financial derivative instruments associated with obligations with the public (bonds payable) denominated in UF and Chilean pesos issued by the Company.

See Note 3 to the Audited Consolidated Financial Statements of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies applied in the preparation of our IFRS consolidated financial statements are limited to those described below. It should be noted that in many cases, IFRS specifically dictates the accounting treatment of a particular transaction, with limited management’s judgment in their application. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.

Trade and other accounts receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving the products and/or services that the Company commercializes directly to its customers with no intention of negotiating the account receivable and that are not within the following categories:

•	Those which the Company has the intention of selling immediately in the near future and which are held-for-sale.
•	Those designated at their initial recognition as available-for-sale.
•	Those through which the holder does not intend to partially recover substantially its entire investment for reasons other than credit impairment and therefore must be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that the Company will not be able to collect all the amounts owed to it according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

Income tax

Corporate income tax for the year is determined as the addition of current tax from the different companies which is the result of the application of the type of tax on taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and credits associated with it. The balances of these accounts are presented in Current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income statement accounts or net shareholders’ equity accounts in the Consolidated Statement of Financial Position, considering the origin of the gains or losses which have generated them.

At year end, the carrying value of deferred tax assets has been reviewed and reduced for as long as it is possible for there to be no sufficient taxable income to allow the recovery of all or a portion of the deferred tax asset. Likewise, at the date of the statement of financial position, deferred tax assets not recognized are revalued and recognized as long as it has become possible that future taxable income will allow the recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that there is a possibility that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in shareholders’ equity is recognized with an effect on shareholders’ equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

Inventories

The Company states inventory for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventory to their current location and conditions. The method used to determine the cost of inventory is weighted average cost.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs that will be incurred in commercialization, sales and distribution processes. Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price. The Company conducts an evaluation of the net realizable value of inventory at the end of each year, recording an estimate with a charge to income when these are overstated. When the circumstances that previously gave rise to the rebate cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

Provisions on the Company's inventory have been made based on a technical study which covers the different variables affecting products in stock (density, humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Obligations related to staff severance indemnities and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts. For the case of the United States, this is performed in accordance with the related pension plan.

These obligations are valued using the actuarial calculation, which considers such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees‘ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in profit or loss.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended as of December 31.

Our affiliate SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2010 and 2009. The net balance of this obligation is presented in the category called Non current Employee Benefit Provisions.

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

Asset value impairment

The Company assesses on an annual basis any impairment on the amount of Buildings, plant and equipment, intangible assets, goodwill and investments accounted for using the equity method of accounting in accordance with IAS 36. Assets to which this method applies are detailed as follows:

•	Investments recognized using the equity method of accounting
•	Property, plant and equipment
•	Intangible assets
•	Goodwill

Assets are reviewed for impairment as to the existence of any indication that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of this impairment, if any exists. In the event that the asset does not generate any cash flows independent from other assets, the Company determines the recoverable amount of the cash generating unit to which this asset belongs according to the corresponding business segment (specialty plant nutrients, iodine and derivatives, lithium and derivatives, industrial chemicals, potassium and other products and services.)

The Company conducts impairment tests on intangible assets and goodwill with indefinite useful lives on an annual basis and every time there is indication of impairment.
If the recoverable value of an asset is estimated at an amount lower than its carrying value, the latter decreases to its recoverable amount.

Financial derivatives and hedging transactions

Derivatives are recognized initially at fair value at the date in which the derivatives contract has been signed and subsequently they are valued at fair value at each period end.  The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedging instrument and if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 9.3

Non Hedge are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income on the remaining year to its expiration. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedge

The effective portion of gains or losses from the hedging instrument is initially recognized with a debit or credit to other comprehensive income whereas any ineffective portion is immediately recognized with a debit or credit to income, as applicable.

Amounts taken to shareholders’ equity are transferred to profit or loss when the hedged transaction affects income for the period, as when the hedged interest income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized other comprehensive income are transferred to income. If a hedging instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in shareholders’ equity until the expected firm transaction or commitment occurs.

5.A.	Operating Results

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in Item 18.  Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with IFRS standards and prepared in U.S. dollars.  The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation. Nonetheless we are a "controlled corporation", as that term is defined under Chilean law. See Item 6.E.  Share Ownership.

Overview of Our Results of Operations

We divide our operations into the production and sale of the following product lines:
•	specialty plant nutrients
•	iodine and its derivatives
•	lithium and its derivatives
•	industrial chemicals
•	potassium (potassium chloride and potassium sulfate); and
•	the purchase and sale of other commodity fertilizers for use primarily in Chile.
In 2009 and 2010, our sale of potassium chloride had an important impact on our results of operations, and we expect this trend to continue in line with our plans to increase our potassium chloride production capacity and sales in the near term.

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

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2010		2009
	US$	%	US$	%
Specialty plant nutrition	603.7	33	527.0	37
Iodine and derivatives	316.3	17	190.9	13
Lithium and derivatives	150.8	8	117.8	8
Industrial chemicals	149.7	8	115.4	8
Potassium	528.2	29	399.1	28
Other income(1)	81.8	4	88.5	6
Total	1,830.4	100	1,438.7	100

(1)	Primarily consists of imported fertilizers distributed in Chile.

The following table sets forth certain financial information of the Company under IFRS (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

Year ended December 31,
	2010		2009
	US$	%	US$	%
Sales	1,830.4	100.0	1,438.7	100.0
Cost of sales	(1,204.4)	(65.8)	(908.5)	(63.1)
Gross profit	626.0	34.2	530.2	36.9
Administrative expenses	(78.8)	(4.3)	(75.5)	(5.2)
Financial expenses	(35.0)	(1.9)	(31.0)	(2.2)
Financial income	12.9	0.7	13.5	0.9
Foreign currency transactions	(5.8)	(0.3)	(7.6)	(0.5)
Other	(26.0)	(1.4)	(14.1)	(0.9)
Profit (loss) before income tax	493.3	27.0	415.6	28.9
Income tax expense	(106.0)	(5.8)	(75.8)	(5.3)
Profit (loss)	387.3	21.2	339.8	23.6
Non- controlling interests	(5.1)	(0.3)	(1.5)	(0.1)
Net income for the year	382.1	20.9	338.3	23.5

Results of Operations – 2010 compared to 2009

During 2010, we generated total revenues of US$1,830.4 million, which is 27.2% higher than the US$1,438.7 million recorded for 2009.

The main factors causing the increase in revenues and the variation s in the different product lines are described below:

Specialty Plant Nutrition

Specialty Plant Nutrition revenues for 2010 totaled US$603.7 million, 14.6% higher than the US$527.0 million recorded for 2009. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2010	2009	% change
Sodium nitrate	16.8	16.5	1%
Potassium nitrate and sodium potassium nitrate	546.2	392.1	39%
Specialty blends and other specialty plant nutrients	252.4	256.9	(2)%

In general, volumes of fertilizer markets in 2010 showed noticeable improvement over 2009 levels, and our Specialty Plant Nutrition segment was no exception. During 2010, potassium nitrate demand returned to pre-crisis levels, as uncertainty was replaced by consumer confidence during the first months of 2010. Demand was further driven by a return to more normalized consumption rates as growers aimed to meet the fundamental need to improve crop yields.

Improved economic conditions have supported higher demand for premium fruits and vegetables which bolstered demand for specialty fertilizers. Key Specialty Plant Nutrition markets also performed steadily, and sales volumes in 2010 were substantially higher than those recorded in 2009.

As expected, average prices for 2010 were lower than average prices recorded in 2009, but prices in the fourth quarter of 2010, however, were higher than previous quarters of the year.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2010 totaled US$316.3 million, a 65.7% increase compared to the US$190.9 million reported for 2009. Set forth below are sales volume data for the specified years.

(in Th. MT)	2010	2009	% change
Iodine and its derivatives	11.9	7.2	67%

Improved economic conditions during 2010 helped support demand recovery in the iodine market, particularly for industrial applications such as LCD screens and biocides. Total market demand for iodine in 2010 improved over 2009 levels and surpassed demand in 2008, the peak year. Solid demand in this market was complimented by tightened supply conditions, and as the world market leader, SQM was uniquely positioned to meet the shortfall in supply. A return to normalized inventory levels throughout the supply chain also positively impacted demand for iodine, and in turn sales volumes were not only significantly higher than those recorded in 2009 but were also the highest recorded in company history. During 2010, iodine prices remained stable.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$150.8 million during 2010, an increase of 28.0% with respect to the US$117.8 million recorded for 2009. Set forth below are sales volume data for the specified years.

(in Th. MT)	2010	2009	% change
Lithium and its derivatives	32.4	21.3	52%

Performance of our lithium business was better than our original expectations for 2010, and this segment posted record sales volumes. The lithium market improved strikingly over 2009 lows, and we estimate that total demand for lithium in 2010 was greater than in 2008, the previous record year for demand. Demand recovery in 2010 was driven by secondary rechargeable batteries for portable devices, the traditional demand driver and was also boosted by a return to operational inventories throughout the lithium supply chain.

Prices in this business line remained relatively stable throughout the year, approximately 20% below 2009 prices.

Potassium

Potassium revenues for 2010 totaled US$528.2 million, an increase of 32.3% compared to 2009, when revenues amounted to US$399.1 million. Set forth below are sales volume data for the specified years.

(in Th. MT)	2010	2009	% change
Potassium chloride & Potassium Sulfate	1,273.0	690.0	84%

The potassium chloride market continued to show robust demand recovery in the fourth quarter of 2010, and the strength in demand was prevalent in major markets. In this scenario, SQM achieved higher sales volumes in 2010 compared to the same period of 2009.

Although average prices in 2010 were lower than those recorded in 2009, crop prices in the first months of 2011 have increased to attractive levels creating additional economic motivation for farmers to apply fertilizer at higher rates, resulting in accelerated fertilizer demand and upward pressure on fertilizer prices.

Industrial chemicals

Industrial chemicals revenues for 2010 totaled US$149.7 million, 29.7% higher than the US$115.4 million recorded in 2009. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2010	2009	% change
Industrial nitrates	198.9	149.2	33%
Boric acid	2.6	3.4	(22)%

Sustained by improved economic conditions, sales volumes for industrial chemicals improved substantially over 2009 levels, while prices remained relatively stable during the year. Greater demand for traditional applications in Asian markets helped to offset slightly slower demand recovery in markets such as the U.S. and Europe.

In general, traditional applications for industrial chemicals, in particular those for civil works, showed notable improvement over 2009 levels. We anticipate that the demand for industrial chemicals will continue to progress favorably in the coming years driven by the development of new applications. Furthermore, new programs for alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage continue to develop and present interesting opportunities for SQM.

Other products and services

Revenues from sales of other commodity fertilizers and other products totaled US$81.8 during 2010, a 7.6% decline compared to US$88.5 million in 2009.

Costs of sales

During 2010, costs of sales increased 32.6% from US$908.5 million in 2009 (63.1% of revenues) to US$1,204.4 million (65.8% of revenues) in 2010. Costs were impacted by higher energy costs and a less favorable U.S. dollar/ Chilean peso exchange rate in 2010.

Gross profit

Gross profit increased 18.1% from US$530.2 million in 2009 (36.9% of revenues) to US$626.0 million in 2010 (34.2% of revenues). Gross margin was impacted by lower average prices in 2010 compared to 2009 and higher costs.

Administrative expenses

Administrative expenses totaled US$78.8 million (4.3% of revenues) for 2010, compared to the US$75.5 million (5.2% of revenues) recorded for 2009.

Income taxes

In 2010, income taxes were US$106.0 million, resulting in an effective consolidated tax rate of 21.5% compared to income taxes of US$75.8 million in 2009 and an effective consolidated tax rate of 18.2%. The higher effective tax rate was partially a result of changes in the Chilean mining royalty.
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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2010 and 2009. Figuers do not include our financial hedging positions for year-end:

	2010	2009
	Th US$	Th US$
Chilean pesos	(104,781)	(271,513)
Brazilian real	(1,638)	(1,303)
Euro	94,900	13,821
Japanese yen	1,642	832
Mexican pesos	(1,465)	667
South African rand	6,763	28,868
Dirhams	24,168	22,575
Other currencies	16,234	16,968

Total, net	35,823	(189,085)

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates.  As of December 31, 2010, for this purpose we had open options to buy U.S. dollars and sell Euros for approximately US$79.6 million (EUR59.5 million) and sell South African rand for approximately US$14.8 million (ZAR98 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$53 million (CH$24,804 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 410.62 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$386.77 million (CH$181,012 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately US$63million (CH$29,485million) hedging our fertilizer trading business in Chile.

Additionally, we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency to hedge part of our future Euro cash flows for approximately US$28 million (EUR20.9 million).

5.B.     Liquidity and Capital Resources

As of December 31, 2010, we had US$594.5 million of cash and cash equivalents and time deposits that expires in more than 90 days since the date of the investment (included in other financial assets). In addition, as of December 31, 2010, we had unused uncommitted credit lines amounting to US$657 million and unused committed credit lines amounting to US$40 million.

Shareholders' equity was US$1,670.8 million in 2010 compred to US$1,464.5 million in 2009. Our ratio of total liabilities to equity plus minority interest on a consolidated basis decreased from 1.15 as of December 31, 2009 to 1.02 as of December 31, 2010.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. As debt requirements also depend on the level of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require. However, we believe that our cash flow generated by operations, cash balances and available credit lines could enable us to meet our working capital, capital expenditure and debt service requirements for 2011, 2012 and 2013. Nevertheless, the Company may seek to raise funds through new debt issuance at its discretion.

The table below sets forth SQM's cash flows for 2010 and 2009:

(in millions of U.S. dollars)	2010	2009
Cash generated by (used in):
Operating activities	618.5	371.4
Financing activities	(254.2)	202.5
Investing activities	(236.8)	(507.5)
Increase (decrease) in cash and cash equivalents	149.0	92.1
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

Our capital expenditures, considering capitalized interest, amounted to US$336.0 million in 2010. For 2011 we expect total capital expenditures for approximately US$540 million.

Our other major use of funds is the payment of dividends. We declared US$191.1 million and US$163.4 million in dividends for the business years 2010 and 2009 respectively. Our current dividend policy, as approved by shareholders, is to pay 50% of our net income for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

Financing activities

Our current ratio (current assets divided by current liabilities) increased from 3.04x as of December 31, 2009 to 3.56x as of December 31, 2010. The following table sets forth key information about our outstanding long and short term debt as of December 31, 2010:

Financial instruments	Interest rate	Issue date	Maturity date	Amortization
Bond—CH$ 21,000 million(1)	7.00%	Jan. 13, 2009	Jan. 5, 2014	Bullet
Bond—UF 1.50 million(1)	3.00%	May 8, 2009	Apr. 1, 2014	Bullet
Bond—CH$ 52,000 million(1)	5.50%	May 8, 2009	Apr. 1, 2014	Bullet
Bond—US$200 million	6.13%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bond—US$250 million	5.50%	Apr. 14, 2010	Apr. 21, 2020	Bullet
Bond—UF 2.40 million(1)	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual, beginning in 2007
Bond—UF 4.00 million(1)	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Bilateral loan—US$20 million	6M LIBOR + 3.30%	Mar. 20, 2009	Mar. 20, 2011	Bullet
Bilateral loan—US$10 million	6M LIBOR + 3.30%	Mar. 23, 2009	Mar. 23, 2011	Bullet
Syndicated loan—US$80 million	6M LIBOR + 0.30%	Nov. 28, 2006	Nov. 28, 2011	Bullet
Bilateral loan—US$140 million	6M LIBOR + 2.10%	Oct. 29, 2009	Oct. 29, 2014	Bullet
Bilateral loan—US$20 million	3M LIBOR + 0.35%	Oct. 7, 2010	Jan. 5, 2011	Bullet
Bilateral loan—US$20 million	1M LIBOR + 0.00%	Dec. 27, 2010	Jan. 26, 2011	Bullet
(1)	UF- and Ch$- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

As of December 31, 2010, we had total debt of US$1,277.74 million, compared to total debt of US$1,293.2 million as of December 31, 2009. Taking into account the effects of financial derivatives, total debt amounted to US$1,180.2 million as of December 31, 2010 and US$1,241.9 million as of December 31, 2009. Of the total debt as of December 31, 2010, US$187.6 million was short-term debt. All of our long-term debt (including the current portion) as of December 31, 2010 was denominated in U.S. dollars, and all our UF and Ch$ local bonds were hedged with cross-currency swaps to the U.S. dollar.

From December 31, 2010 to the date of this report, we repaid or renewed the following debt:

•	on January 5, 2011, we renewed a short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.36%.

•	on January 5, 2011, we renewed a short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.38%.

•	on January 5, 2011, we paid short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.35%.

•	on January 10, 2011, we renewed a short-term bank debt, in an amount of US$20 million with a term of 4 months and an annual interest rate of approximately Libor + 0.40%.

•	on January 10, 2011, we renewed a short-term bank debt, in an amount of US$20 million with a term of 4 months and an annual interest rate of approximately Libor + 0.40%.

•	on January 26, 2011, we paid short-term bank debt , in an amount of US$20 million with a term of 1 month and an annual interest rate of approximately Libor + 0%.

•	on March 9, 2011, we renewed a short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.29%.

•	on March 16, 2011, we paid short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.36%.

•	on March 20, 2011, we paid a US$10 million credit agreement, dated as of March 20, 2009, with a term of 3 years and an annual interest rate of Libor + 3.3%.

•	on March 23, 2011, we paid a US$20 million credit agreement, dated as of March 23, 2009, with a term of 3 years and an annual interest rate of Libor + 3.3%

•	on March 28, 2011, we paid short-term bank debt, in an amount of US$20 million with a term of 3 months and an annual interest rate of approximately Libor + 0.40%.

•	on April 25, 2011, we renewed a short-term bank debt, in an amount of US$20 million with a term of 4 months and an annual interest rate of approximately Libor + 0.32%.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

The following table sets forth the maturities of our long-term debt by year as of December 31, 2010:

Maturity(1) (in millions of US$)	Amount
2012	5.13
2013	5.13
2014	327.28
2015	5.13
2016	205.13
2017 and thereafter	447.68
Total	995.49
(1)
Only the principal amount has been included. For the UF and Ch$ local bonds, the amounts presented reflect the real U.S. dollar obligation resulting from the effects of the cross currency swaps that hedge these bonds to the U.S. dollar.

Environmental Projects

In 2010 we made disbursements amounting to US$7.8 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2011 amounting to US$16.5 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

There are four units that perform this function each of which reports to one of the Senior VP of Nitrate and Iodine Operations, to the Senior VP of Nueva Victoria Operations, to the Senior VP of Salar Operations, and to the Senior VP of Sustainable Development and Public Affairs.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially-designed additives for our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

For the years ended December 31, 2010, 2009 and 2008, we invested US$5.8 million, US$4.6 million and US$2.6 million, respectively, on research and development activities.

5.D.	Trend Information

During 2010, we observed significant recovery in demand in all of our business lines, with demand returning to pre-crisis levels. We expect a return to historical market growth for our business in 2011, and we anticipate higher sales volumes in 2011 compared to 2010.

In 2010, the prices of our specialty plant nutrition segment decreased compared to 2009, following the trend of decreasing prices in major fertilizer markets. Prices in 2011 have improved, and although it is difficult to accurately predict prices in this segment for the second half of 2011, we believe prices will continue to increase compared to 2010. Sales volumes of potassium nitrate and sodium potassium nitrate increased during 2010 with respect to 2009. We believe sales volumes could increase in 2011 compared to 2010.

In our lithium segment, prices were cut in late 2009 as a measure to stimulate demand, and prices have remained relatively stable since the price decrease. As a result, average lithium prices fell in 2010 compared to 2009. Sales volumes in 2010 were higher than 2009 as a result of improved economic conditions. We expect that these improved market conditions will continue in 2011, and we expect sales volumes in 2011 to be higher than 2010.

Iodine prices have increased approximately 13% since an announced price increase in late 2008. It is possible that prices could increase in 2011as a result of tightening supply and increased demand, both impacted in part due to the earthquake that hit Japan in March 2011. Sales volumes in 2010 were higher than 2009, as a result of improved economic conditions. These improved conditions should continue in 2011, and we believe that our sales volumes for this business segment in 2011 could be similar to sales recorded in 2010.

Prices for industrial-grade nitrates remained relatively flat in 2010 as compared to 2009. It is difficult to predict at this time what prices for industrial-grade nitrates will be in the near future given that they are to a certain extent linked to the prices of agricultural-grade nitrates. We anticipate that the demand for industrial chemicals will continue to progress favorably in the coming years driven by the development of new applications such as nitrates used in solar thermal energy storage.

Prices of potassium chloride during the first few months of 2011 have followed a positive price trend. We anticipate this trend to continue in the following months of the year. In 2010, we sold significantly higher volumes of potassium chloride as a result of an ongoing expansion project of potassium chloride. We believe that our sales volumes for this segment will increase in 2011.

We expect that 2011 productions costs will be slightly higher than in 2010 due to a less favorable U.S. dollar/Chilean peso exchange rate and higher energy costs. We also expect income taxes to be higher in 2011 compared to 2010 due to changes in corporate tax rate and changes to the mining royalty. These changes were measures taken to raise funds for the reconstruction effort after the February 2010 earthquake in Chile.

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

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2010:

					More
		Less Than	1 - 3	3 - 5	Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt	1,277,743	187,555	13,073	375,862	701,253
Capital lease obligations	207	207	-	-	-
Operating leases (*)	107,371	5,124	10,248	10,248	81,751
Purchase commitments (**)	51,347	51,347	-	-	-
Staff severance indemnities	27,910	-	-	-	27,910
Total Contractual Obligations and Commitments	1,464,578	244,233	23,321	386,110	810,914

(*) See Note 31 of the Consolidated Financial Statements.
(**) The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with the Company's By-laws, consists of eight directors, seven of whom are elected by holders of Series A shares and one of whom is elected by holders of Series B shares.  The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting.  Cumulative voting is allowed for the election of directors.  At the annual ordinary shareholders’ meeting that took place on April 28, 2011, a new Board was elected, and their terms will expire in 2014. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections.  If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders.  Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board.  The Chief Executive Officer appoints our executive officers.  There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors.  The Board has a Directors' Committee and its regulations are discussed below.

Our directors as of May 31, 2011 are as follows:

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

Mr. Eyzaguirre is a lawyer and is a partner of the Chilean law firm Claro y Cia.  He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985.  In 1987, he obtained a Master's Degree from the New York University School of Law.  He was admitted to the New York Bar in 1988.  He is also a member of the board of directors of Walmart Chile S.A., Embotelladora Andina S.A., a bottler of The Coca Cola Company, and Chairman of the board of directors of Club de Golf Valle Escondido.

Daniel Yarur E.	Director	April 2003

Mr. Yarur is an Information Engineer with a degree from the Universidad de Chile and holds an MSc in Finance from the London School of Economics and an AMP from Harvard Business School.  He is President of the Federación Deportiva Nacional Ajedrez Federado de Chile and President Fondo de Inversiones Alekine.  Mr. Yarur was Chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also Chairman of the Council Organization of the Securities Regulators of America.  He is also a Professor in the Faculty of Economic and Administrative Sciences, Universidad de Chile.

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

Our executive officers as of May 31, 2011 are as follows:

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

Mr. San Martín is a Transportation Engineer with a degree from the Pontificia Universidad Católica de Chile.  He joined the Company in 1995 as Project Manager.  He became Metallic Mining Development Manager in 1997, and Development Manager in 1998, Business Development and Mining Property Vice President in 1999, Technical Senior Vice President in 2001, and Senior Vice President of Lithium Operations and Mining Affairs in January 2007. Since 2008, he has been the Senior Vice President of Nueva Victoria Operations (iodine and nitrates in the I Region of Chile).

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

Pauline De Vidts S.	Sustainable Development and Public Affairs Senior Vice President	June 2005

Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined the Company in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for these operations in 1998, and later Corporate R&D and Environmental Issues Vice President in 2001. Since 2005 she has overseen safety, health and environmental issues, and in 2011 she also began overseeing public affairs for the Company.

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

Daniel Jiménez Sch.	Senior Vice President Human Resources, Corporate Services and Exploration	May 2007

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

6.B.   Compensation

During 2010, directors were paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven directors), which was independent of attendance and the number of Board sessions. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2010, the Chairman received the equivalent of 0.35% of 2009 net income and each of the remaining seven directors received the equivalent of 0.04% of 2009 net income.

In addition, during the first four months 2010, members of the Directors Committee were paid 50UF regardless of the number of sessions held by the Committee. Since May 2010, each member of the Directors Committee received 17UF each month. Additionally, shareholders approved variable compensation for the 2010 fiscal year of an amount equal to 0.013% of 2010 net income for each Committee member. This remuneration is also independent from what the Committee members obtain as members of the Company’s Board of Directors.

During 2010, the compensation paid to each of our directors, who served on the Board during the year, was as follows (amounts in Chilean pesos):
	SQM S.A.		SQMC	TOTAL
	Meeting(Ch$)*	Committee (Ch$)	Meeting (Ch$)	(Ch$)

Julio Ponce Lerou	677,094,645		76,290,552	753,385,197

Wayne R. Brownlee	82,425,474			82,425,474

Hernán Büchi Buc	80,305,549	6,724,390		87,029,939

José María Eyzaguirre Baeza	80,305,552			80,305,552

Eduardo Novoa Castellón	81,378,328	7,089,134		88,467,462

Wolf Von Appen	81,378,330			81,378,330

Kendrick T. Wallace	82,425,474			82,425,474

Daniel Yarur Elsaca	80,305,552	6,724,390		87,029,942

Total	1,245,618,904	20,537,914	76,290,552	1,342,447,370
*Amount includes fixed and variable compensation.

For the year ended December 31, 2010, the aggregate compensation paid to our 108 main executives based in Chile was Ch$10,205.6 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees, based on individual performance, company performance, and short- medium- and long-term indicators. Additionally, in order to provide incentives to key executives and to retain such executives, we maintain a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to share price and is payable between 2011 and 2016.

As of December 31, 2010, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$1,000,000 per each movement of US$1 in the Series B share price. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B shares on the date as of which the bonuses are paid.

As of December 31, 2010, we had a provision related to all of the incentive programs in an aggregate of US$44.8 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C.   Board Practices

Information regarding the period of time each of SQM's current Directors has served in their respective office is provided in the discussion of each member of the board above in Item 6.A Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2014. The contracts of our executive officers are indefinite.

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

As of May 31, 2011, the Company's Directors' Committee comprised three Directors: Mr. Hernán Büchi B., Mr. Eduardo Novoa C. and Mr. Wolf Von Appen. Each of the three members meets the NYSE independence requirements for audit committee members. According to Chilean independence requirements, only Mr. Hernán Buchi meets the requirements for independence. This Directors' Committee operates in accordance with article 50 bis of the Chilean Corporations Act, which provides that the Directors' Committee will, among other things:

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
(d)	examine the remuneration and compensation plans of the senior management.

Accordingly, the following were the main activities of our Directors' Committee during 2010:

(a)	analysis of un-audited financial reports.
(b)	analysis of audited financial reports.
(c)
analysis of reports and proposals submitted by external auditors, account inspectors and risk rating agencies, and recommendations to the Board of Directors regarding external auditors and risk rating agencies that could be designated by shareholders at the respective Annual General Shareholders Meeting.

(d)	analysis of tax and other non-audit services provided by external auditors for the Company and its subsidiaries in Chile and abroad
(e)	analysis of functions, objectives and working programs of the Internal Audit Department.
(f)	analysis of the Company’s Senior Executives’ remuneration and compensation plans.
(g)	analysis of the records relating to the transactions referred to in Title XVI of the Law on Corporations.
(h)	analysis of matters related to U.S. law “Sarbanes-Oxley Act”, especially regarding Section 404.
(i)	analysis of matters related to “IFRS” and standards issued by U.S. standard-setter, the “PCAOB”.
(j)	analysis of Internal Control Report.

On April 28, 2011, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting.  During 2010, the Directors Committee did not incur any consulting expenses.

Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three directors, of which at least one member should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

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

A director would not be considered independent if, at any time, within the last 18 months he or she:
(i)  Maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them.

(ii)  Maintained a family relationship with any of the members described in (i) above

(iii) Has been a director, manager, administrator o principal officer of non-profit organizations that have received contributions from (i) above

(iv) Has been a partner or a shareholder that has had or controlled, directly or indirectly, 10% or more of the  capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above.

(v) Has been a partner or a shareholder that has had or controlled, directly or indirectly, 10% or more of the  capital stock or has been a director, manager, administrator or principal officer of the principal competitor, supplier or clients

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

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	Not required in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the Company's website, www.sqm.com.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.
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

6.D.   Employees

As of December 31, 2010, we had 4,327 employees, of whom 254 were employed outside of Chile. The average tenure of our full-time employees is approximately 7.2 years.

	2010	2009	2008
Permanent employees	4,327	4,387	4,561
Employees in Chile	4,073	4,161	4,332
Employees outside of Chile	254	226	229

Of our permanent employees in Chile, 69% are represented by 27 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

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

At the end of 2008, we offered the unions the possibility to negotiate in advance their collective labor contracts. In June of 2010, we concluded negotiations with all of the labor unions, representing 100% our total unionized workers, signing new agreements which will last for three years. In the second half of 2011, unions will be invited to again early negotiate their collective labor contracts.

6.E.   Share Ownership

As of May 31, 2011, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones el Boldo Limitada and 100% of the shares of Inversiones RAC Limitada. Through these companies PCS owns 32% of the total shares of SQM.

As of May 31, 2011, SQM has also been informed that Mr. Julio Ponce L. and related persons control 100% of the total shares of Inversiones SQYA S.A., which currently and indirectly controls 31.97% of the total shares of SQM S.A. The above, considering that Inversiones SQYA S.A. controls 67.13% of the total shares of Norte Grande S.A.; that Norte Grande S.A. controls 75.59% of the total shares of Sociedad de Inversiones Oro Blanco S.A.; that Sociedad de Inversiones Oro Blanco S.A and the related companies Norte Grande S.A., Inversiones SQ S.A. and Sociedad de Inversiones Pampa Calichera S.A. control 97.68% of the total shares of Sociedad de Inversiones Pampa Calichera S.A.; and that Sociedad de Inversiones Pampa Calichera S.A. and the related companies Inversiones Global Mining (Chile) Ltda. and Sociedad de Inversiones Oro Blanco S.A. ultimately control 31.97% of the total shares of SQM.

Sociedad de Inversiones Pampa Calichera S.A. and Kowa Company Ltd. –the latter being owner, directly and indirectly, of 2.08% of the total shares of SQM as of May 31, 2011 – subscribed on December 21, 2006 a Joint Performance Agreement that allows them to control 34.04% of the total shares of SQM as of May 31, 2011. As a result of this Agreement, the “Group” lead by Mr. Julio Ponce L. indirectly controls 34.04% of the total shares of SQM S.A. and is, therefore, the Controller of SQM S.A.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
May 31, 2011	34.04%
December 31, 2010	33.20%
December 31, 2009	32.22%

No other director or executive officer owns more than 1% of each share class of the Company as of May 31, 2011. See Item 6. Directors, Senior Management and Employees—footnote (1). Individual ownership has not been publicly disclosed.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of May 31, 2011 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendency of Securities and Insurance and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	%total shares

Sociedad de Inversiones Pampa Calichera S.A.(1)(2)	57,937,977	40.57%	12,398,579	10.30%	26.72%

Inversiones El Boldo Ltda.(3)	44,751,196	31.33%	17,571,676	14.60%	23.68%

The Bank of New York	—	—	43,669,229	36.28%	16.59%

Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,699,773	2.24%	8.32%

Inversiones Global Mining (Chile) Limitada.(1)	8,798,539	6.16%	—	—	3.34%

(1)
Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons control 100% of Inversiones SQYA S.A. ("SQYA"). SQYA indirectly controls and beneficially owns a majority of the shares of Sociedad de Inversiones Pampa Calichera S.A., ("Pampa Calichera") which, in turn, owns also 100% of Global Mining Investments (Chile) S.A. Therefore, as shown in the table above, as of May 31, 2011, Mr. Ponce and related persons beneficially own through the above entities 79,135,095 shares constituting 30.07% of the total shares of SQM. An additional 5,000,000 shares not shown in the table are held by Sociedad de Inversiones Oro Blanco S.A. (“Oro Blanco”), also beneficially owned by Mr. Ponce and related persons. Therefore, as of May 31, 2011, Mr. Ponce and related persons beneficially own through the above entities 84,153,095 shares constituting 31.97% of the total shares of SQM S.A. The stake held by Mr. Ponce and related parties as of December 31, 2010, 2009 and 2008 was respectively, 31.12%, 30.15% and 32.00% of the total shares of SQM.

(2)
Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)
Potash Corporation of Saskatchewan ("PCS") owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., and, accordingly is the beneficial owner of 84,222,887 SQM's shares that represent 32.00% of SQM's total shares. The stake held by PCS as of December 31, 2010, 2009 and 2008 was, respectively, 32.00%, 32.00%, and 32.00% of the total shares of SQM.

As of December 31, 2007, Yara owned 49% of the shares of Inversiones SQYA which in turn, indirectly owned 32.00% of the shares of SQM. On April 21, 2008, Yara sold 100% of the shares it held in Inversiones SQYA to Mr. Julio Ponce and related persons. As a result of this sale, as of December 31, 2010, Mr. Julio Ponce and related persons owned 100% of the shares of SQYA.

On December 21, 2006, Pampa Calichera and Kowa Company Ltd. (the latter being owner, directly and indirectly, of 2.08% of the total shares of SQM as of May 31, 2011) executed a joint performance agreement that allows them to control 34.04% of the total shares of SQM as of May 31, 2011. As a result of this agreement, the "group" led by Mr. Julio Ponce L. became the "controller group" of SQM, as that term is defined under Chilean law.

Series A and Series B shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the sole exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this series may call an ordinary or extraordinary shareholders' meeting and the director elected by this series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per series is limited to 37.5% of the subscribed shares of each series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder's related persons must be added. In addition, the director elected by the Series B shares cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of December 31, 2010, there are 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

7.B.   Related Party Transactions

Title XVI of Law No. 18,046, or the Chilean Corporations Act (the "Law"), regulates transactions with related parties for publicly held corporations and its related parties.

Articles 146 to 149 of the Law requires that our transactions with related parties (i) have as their purpose to contribute to the Company’s interests (ii) be on price, terms and conditions similar to those customarily prevailing in the market at the time of their approval and (iii) satisfy the requirements and procedures established by the Law. Violation of such Articles may also result in administrative or criminal sanctions and civil liability may be sought by the Company, shareholders or interested third parties that suffer losses as a result of such violations.

In addition, Article 89 of the Law requires that transactions in between affiliates, subsidiaries or related parties of a sociedad anónima cerrada, such as some of the Company’s main affiliates and subsidiaries, shall also be on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations.

With respect to SQM S.A., operations with related parties include negotiations, proceedings, contracts or operations involving: (i) SQM and (ii) its controller, directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the by-laws or by the Directors’ Committee.  Such operations may only be carried out if: (i) their objective is to contribute to the Company’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Law.  Such requirements include, among others: (a) that the operation be informed to the Director’s Committee and to the Board of Directors prior to its execution (b) that the Board of Directors, excluding any Directors involved in the operation, approves the operation with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the operation.  In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such operation is in the Company’s interest (c) that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting and (d) that the agreement and the names of the directors who approved the same be reported at the next Shareholders’ Meeting.   Infractions will not affect the validity of the operation but they will grant the Company or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the operation to the Company, and that such party indemnify the Company for any corresponding damages.

However, the Board of Directors may authorize the following operations with related parties to be carried out without following such requirements and procedures, as long as such authorization is obtained in advance: (a) operations wherein the amount of the transaction is not significant or (b) operations that, according to the general policies on customary practices determined by the Board of Directors, are considered normal based on the Company’s business activities or (c) operations carried out between legal entities wherein the Company holds at least a 95% ownership interest in the counterpart.

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

For additional information concerning our transactions with affiliates and other related parties, see Note 8 of the Consolidated Financial Statements.

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

We derive most of our revenues from sales outside of Chile.  The distribution of sales presented below reflects the regions in which the Company’s subsidiaries are located and does not necessarily reflect the final destination of the products sold. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2010	2009

Foreign sales	1,614,385	1,243,231
Total sales	1,830,413	1,436,891

% of foreign sales	88.20%	86.52%

8.A.7	Legal Proceedings

In October 2010, the City of Lindsay, California, named Sociedad Química y Minera de Chile S.A. (SQM) and SQM North America Corporation (SQMNA) as defendants in an action filed in the California Superior Court for Tulare County.  That same month, the City of Pomona, California, filed a similar action against SQM and SQMNA in the California Superior Court for Los Angeles County.  Both actions allege that fertilizer manufactured or distributed by defendants resulted in perchlorate contamination in municipal water wells.  The complaints seek damages and base their causes of action on strict product liability (design defect and failure to warn) and negligence.  SQMNA was served in the actions and, in January 2011, removed the City of Lindsay action to the United States District Court for the Eastern District of California and the City of Pomona action to the United States District Court for the Central District of California.  SQM has not been served in either action.  Discovery is underway in both actions and trial is scheduled for January 2012 in the City of Pomona case, while no trial date has been set in the City of Lindsay case.  SQMNA and SQM (if it is legally served) intend to vigorously defend both actions.

The Company is party to various other lawsuits arising in the ordinary course of business. See Note 20 to the Consolidated Financial Statements for more information on these legal proceedings. Also see Item 3.D Risk Factors - Risks Relating to Our Business - Pending lawsuits could adversely impact us.

8.A.8.	Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders' Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy to the Annual Ordinary Shareholders' Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined on an IFRS basis), unless and except to the extent it has a deficit in retained earnings.

The Board of Directors has followed a policy of paying a single dividend ranging from 50% to 65% of our consolidated net income for the year (determined on an IFRS basis), and dividends for each year have been paid not later than May of the following year. The dividend policy for 2010 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2010. At the Annual Shareholders’ Meeting held on April 28, 2011, SQM’s shareholders approved a payment of a definitive dividend in the amount of US$0.72592 per share. From this definitive dividend, the interim dividend amount of US$0.41794 per share was deducted. Payments for this dividend were made on May 11, 2011.

At the Annual Shareholders’ Meeting held on April 28, 2011, shareholders also agreed to pay and distribute a dividend equal to 50% of the distributable income corresponding to 2011. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent" less significant changes in the fair value of assets and liabilities that are not realized - and which correspond to earnings net of taxes that have been generated in relation to the acquisition of companies. Also, at the same meeting, shareholders agreed to the payment and distribution of an interim dividend that most likely will be paid during the final quarter of 2011 in an amount not to exceed 50% of the accumulated earnings of the nine months ending September 30, 2011.

We generally declare dividends in U.S. dollars (but may declare dividends in Chilean Pesos) and pay such dividends in Chilean Pesos. When a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean Pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared. In the case of interim dividends, the exchange rate to be used is the Observed Exchange Rate published five business days before the payment date.

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

Dividends		Per Share	Per ADR (1)
Declared for the business year	Paid in	Ch$	US$

2004	2005	106.56	0.182
2005	2006	145.11	0.279
2006	2007	183.96	0.349
2007	2008	204.14	0.445
2008 (interim)	2008	243.34	0.380
2008	2009	515.90	0.858
2009 (interim)	2009	191.32	0.380
2009	2010	126.69	0.241
2010 (interim)	2010	198.90	0.418
2010	2011	142.40	0.308

(1)
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

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2006	7,100	5,220	7,347	5,000	137.50	93.15	13.95	8.99
2007	12,100	7,100	9,985	6,800	234.80	135.00	20.04	12.50
2008	29,300	12,100	27,012	6,750	-	-	55.74	14.77
2009	22,000	16,000	21,839	14,319	-	-	40.18	23.84
2010	27,000	21,000	26,536	22,892	-	-	58.42	31.91

(b)	Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2009
First quarter	19,000	16,000	18,997	14,319	-	-	31.73	23.84
Second quarter	22,000	19,000	21,839	15,969	-	-	38.88	27.75
Third quarter	22,000	20,900	21,397	18,695	-	-	40.15	33.49
Fourth quarter	21,910	20,700	21,401	18,600	-	-	40.18	36.36

2010
First quarter	22,150	21,000	21,329	18,903	-	-	43.85	34.40
Second quarter	21,725	21,501	19,844	17,561	-	-	36.32	31.91
Third quarter	25,101	21,501	24,222	17,780	-	-	49.95	33.03
Fourth quarter	27,000	23,850	26,536	22,892			58.42	46.89

2011
First quarter	28,200	26,600	28,423	24,571	-	-	59.15	50.49
Second quarter (through May 31)	29,000	27,100	29,163	25,554	-	-	62.57	56.26

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
December 2010	27,000	24,000	26,536	24,827	-	-	58.42	52.52
January 2011	28,200	26,600	28,423	25,757	-	-	59.15	52.72
February 2011	28,000	27,400	26,793	24,571	-	-	56.82	51.55
March 2011	27,450	27,100	26,502	24,681	-	-	56.29	50.49
April 2011	29,000	27,100	27,899	26,706	-	-	61.03	56.26
May 2011	29,989	28,730	29,163	26,554	-	-	62.57	56.35

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)
Series B shares began trading on the New York Stock Exchange on September 20, 1993.  Historical prices have been restated to reflect the change in the ratio of local shares to ADRs from 10:1 to 1:1, effective March 28, 2008.

As of May 31, 2011, there were 43,669,229 Series B ADRs outstanding held by 69 holders of record for the Series B ADRs.  As of May 31, 2011, such ADRs represented approximately 16.6% of the total number of issued and outstanding shares of our Company.

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

SQM S.A., headquartered at El Trovador Nº 4285, 6th Floor, Santiago, Chile, is an open stock corporation -sociedad anónima abierta- organized under the laws of the Republic of Chile.  The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago.  Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 Nº 1.992.

Corporate purposes

Our main purposes, which appear in article 4 of our By-laws, are to:  (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, geothermic or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agro industrial and farm forestry activities, in any way (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estate; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting.  We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to its properties, assets, or patrimony, or with that of its affiliates, associated companies, or related companies; and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Directors

As stated in article 9 of the Company's By-laws, the Company has 8 Directors. One of the Directors must be “independent” as such term is defined in Article 50 bis of Law Nº 18.046.  Moreover, the possession of shares is not a condition necessary to become a Director of the Company.

As stated in article 10 of the Company's By-laws, the term of the Directors is of three years and they can be reelected indefinitely; thus, there is no age limit for their retirement.

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

The Board of Directors must provide shareholders and the public with sufficient, reliable and timely information pertaining to the Company’s legal, economic and financial situation, as required by the Law or the Superintendency of Securities and Insurance.  The Board of Directors must adopt the appropriate measures in order to avoid the disclosure of such information to persons other than those persons who should possess such information as a result of their title, position or activity within the Company before such information is disclosed to shareholders and the public.  The Board of Directors must treat business dealings and other information about the Company as confidential until such information is officially disclosed.  No Director may take advantage of the knowledge about commercial opportunities that he has obtained through his position as Director.

Independent Directors and Directors Committee

According to Chilean Law, SQM S.A. must appoint at least one Independent Director and a Directors’ Committee, due to the fact that (a) the Company has a market capitalization greater than or equal to UF 1,500,000 and (b) at least 12.5% of the Company’s shares with voting rights are held by shareholders who, on an individual basis, control or possess less than 10% of such shares.

Persons who have not been involved in any of the circumstances described in the Law at any time during the preceding 18 months are considered independent.  Candidates for the position of Independent Director must be proposed by shareholders representing 1% or more of the Company’s shares, at least 10 days prior to the date of the Shareholders’ Meeting that has been called in order to elect the Directors.  No less than two days prior to the respective Shareholders’ Meeting, the candidate must provide the Chief Executive Officer with a sworn statement indicating that he: (a) accepts his candidacy for the position of Independent Director (b) does not meet any of the conditions that would prevent him from being the Independent Director (c) is not related to the Company, the other companies of the group to which the Company belongs, the controller of the Company, or any of the Company’s officers in such a way that would deprive a sensible person of a reasonable degree of autonomy, interfere with his ability to perform his duties objectively and effectively, generate a potential conflict of interest, or interfere with his independent judgment, and (d) assumes the commitment to remain independent as long as he holds the position of Director.

The Directors’ Committee shall have the following powers and duties: (a) to examine the reports of the external auditors, the balance sheet and other financial statements presented by the Company’s managers or liquidators to its shareholders and issue an opinion about the same prior to their submission for the approval of the shareholders (b) to propose to the Board of Directors the external auditors and risk rating agencies to be proposed to shareholders at the respective Shareholders’ Meeting.  In the event that an agreement cannot be reached, the Board of Directors shall formulate its own suggestion, and both options shall be submitted for shareholder consideration at such Shareholders’ Meeting (c) to examine the information relating to operations referred to in Articles 146 to 149 of Law No. 18,046 and to prepare a report about such operations.  A copy of such report shall be sent to the Board of Directors, and such report must be read at the Board Meeting called for the purpose of approving or rejecting the respective operation or operations (d) to examine the remuneration system and compensation plans for the Company’s management, officers and employees (e) to prepare an annual report on its activities, including its main recommendations to the shareholders (f) to inform the Board of Directors about whether or not it is advisable to hire the external audit firm to provide non-audit services where the firm is not prohibited from providing such services because the nature of the same could pose a threat to the firm’s independence, and (g) any other issues indicated in the Company’s by-laws or authorized by a Shareholders’ Meeting or the Board of Directors.

The Directors’ Committee shall be comprised of three members, with at least one independent member.  In the event that more than three Directors have the right to form part of the Committee, these same Directors shall unanimously determine who shall make up the Committee.  In the event that an agreement cannot be reached, the Directors who were elected with a greater percentage of votes by shareholders controlling or possessing less than 10% of the Company’s shares shall be given priority.  If there is only one Independent Director, this Director shall name the other members of the Committee among the other Directors who are not independent.  Such other members of the Committee shall have all of the rights associated with such position.  The members of the Committee shall be compensated for their role.  The amount of their remuneration shall be set annually at the General Shareholders’ Meeting, and it may not be less than the remuneration set for the Main Directors, plus an additional 1/3 of that amount.  The General Shareholders’ Meeting shall determine a budget for the expenses of the Committee and its advisors.  Such budget may not be less than the sum of the annual remunerations of the Committee members.  The Committee may need to hire professional advisory services in order to carry out its duties, in accordance with the abovementioned budget.  The proposals made by the Committee to the Board of Directors that are not accepted by the latter must be reported to the Shareholders’ Meeting prior to the vote by shareholders on the corresponding matter or matters.  In addition to the responsibilities that are associated with the position of Director, the members of the Committee are jointly and severally liable for any damages they cause, in performing their duties as such, to the shareholders and to the Company.

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends.  The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Fire Department.

Article 5 of the Company's By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM S.A.-  Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock's share.  Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of  the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares.  Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process.  However, articles 31 and 31 bis establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the outstanding shares with a right to vote.  In calculating a single shareholder's ownership of Series A or B shares, the shareholder's stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company's By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company's profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM S.A.-

The Company By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

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

The only way to change the rights of the holders of the SQM S.A. shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as set forth in article 28 of the Company By-laws.

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

Any holder of Series A and/or Series B shares registered in the Company's shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting

Article 67 of Law No. 18,046 provides that decisions made at Extraordinary Shareholders’ Meeting on the following matters require the approval of 2/3 of the outstanding shares with voting rights: (1) transformation or division of the Company and its merger with another company; (2) modification of the Company’s term of duration, if any; (3) early dissolution of the Company; (4) change of the corporate domicile; (5) capital decrease; (6) approval of contributions and estimation of non-cash assets; (7) modification of powers reserved for Shareholders Meetings or limitations on powers of the Board of Directors; (8) reduction in the number of members of the Board of Directors; (9) disposal of 50% or more of the Company’s assets; formulation or modification of any business plan exceeding the above percentage; disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets; disposal of shares such that the parent company would loose its position as controller; (10) method in which profits are distributed; (11) granting of real or personal guarantees as sureties for third-party obligations that exceed 50% of the Company assets, except for subsidiaries, in which case approval of the Board of Directors shall suffice; (12) acquisition of own shares as set forth in articles 27A and 27B herein; (13) other matters indicated in the By-laws; (14) amendment of the Company By-laws as a result of errors in the constitution process and amendments in the By-laws involving one or more of the matters stated in the preceding numbers; (15) forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (16) approval or ratification of proceedings or contracts with related parties in accordance with the provisions of Articles 44 and 147 of Law No. 18,046.

Amendments to the By-laws that are intended to create, modify, defer or suspend preferential rights shall be approved by 2/3 of the shares of the affected series.

The transformation of the Company, the merger of the same, the disposal of assets referred to in number (9) above, the constitution of guarantees set forth in number (11) above, the constitution of preferences or the increase, postponement or decrease of the existing preferences, the reparation of formal nullities incurred in the By-laws and the possession of more than 95% of the Company’s shares and other matters contemplated in the Law or in the By-laws, confer “withdrawal rights”.

Foreign shareholders

There exists no restriction on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under Item 2.B. Memorandum and Articles of Association -Shares above.

Change in control

The Company By-laws provide that no shareholder may hold more than 32% of the Company’s shares, unless the By-laws are modified at an Extraordinary Shareholders’ Meeting.  Moreover, on December 12, 2000, the Chilean Government published the Ley de Oferta Pública de Acciones (Public Share Offering law) or (OPA law) that seeks to protect the interests of minority shareholders of open stock corporations in transactions involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata.  The law applies to those transactions in which the controlling party would receive a material premium price compared with the price that would be received by the minority shareholders.

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

The Central Bank is also responsible for controlling incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside Chile. Chapter XIV establishes what type of loans, investments, capital increases and foreign currency transactions are subject to the current Chapter XIV framework. Foreign currency transactions related to foreign loans must be performed through the Formal Exchange Market, and such transactions and the subsequent modifications of original loans must be properly informed to the Central Bank. Transactions prior to April 19, 2001, will continue to be regulated by the previous legal framework, except in cases where an express request has been presented to the Central Bank resigning previous rights to be regulated by the provisions of Chapter XIV. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV.

As of December 31, 2010, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million and US$250 million, and we had an outstanding bilateral loan in the amount of US$140.0 million. Additionally, Royal Seed Trading Corporation, a wholly owned subsidiary, has an outstanding syndicated loan in the amount of US$80.0 million, which is fully guaranteed by us.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed.  The company distributed two dividends corresponding to the business year 2010. The first dividend, paid in December 2010, was considered taxable, and the total tax retention rate was approximately 22%. The second dividend, distributed by the Company in May 2011 corresponding to the business year 2010, was considered taxable, and the total tax retention rate was approximately 28%.

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

The tax basis of the shares received in exchange for ADRs (repatriation) will be the acquisition value of the shares. The shares exchanged for ADRs are valued at the highest price at which they trade on the Chilean Stock Exchange on the date of the exchange or on either of the two business days preceding the exchange.  Consequently, the conversion of ADRs into the shares and the immediate sale of such shares at a price equal to or less than the highest price for Series B shares on the Chilean Stock Exchange on such dates will not generate a gain subject to Chilean taxation.

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADRs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADRs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law.  The amount of the First Category Tax may be credited against the amount of the Withholding Tax.  In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax.  Gain recognized in the transfer of common shares that have significant trading volumes in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange authorized by the SVS, within the process of a public tender of common shares governed by the Chilean Securities Market Act. Law No. 20.448 states that common shares must also have been acquired after April 19, 2001, either on a local stock exchange authorized by the SVS, within the referred process of public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, in an exchange of convertible securities subject to public offer, or in the redemption of mutual funds shares.  According to Ruling No 224 (2008) of the Chilean Internal Revenue Service, common shares received by exchange of ADRs are also considered as “acquired on a stock exchange” if the respective ADRs have been acquired on a foreign stock exchange authorized by the SVS (i.e. London Stock Exchange, New York Stock Exchange and Bolsa de Valores de Madrid). Common shares are considered to have a high presence in the stock exchange when they: a) are registered in the Securities Registry, b) are registered in a Chilean Stock Exchange, c) have an adjusted presence equal  to or above 25%.

As of June 19, 2001 capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors" such as mutual funds and pension funds, provided that the sale is made in a local stock exchange authorized by the SVS, or in accordance with the provisions of the securities market law (law 18.045). To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be an "investment fund" in according with the Chilean tax law.

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

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax consequences to beneficial owners arising from ownership and disposition of the Series A shares and the Series B shares, together the "shares" and the ADRs.  The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the "Code", the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADRs will be identical to the tax treatment of the underlying shares.

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

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADRs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the United States dollar. The summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, or persons who are broker-dealers in securities, who hold the shares or ADRs as a hedge against currency risks, as a position in a "straddle" for tax purposes, or as part of a conversion or other integrated transaction, or who own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company's capital stock entitled to vote or 10% or more of the value of the outstanding capital stock of the Company.

As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010, the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

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

A dividend distribution will be treated as foreign source income and will generally be classified as "passive category income" or in the case of certain U.S. Holders “general category income" for U.S. foreign tax credit purposes.  If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities.  As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income.  A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments.  The rules relating to the determination of the U.S. foreign tax credit are complex and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder's particular circumstances.  U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADRs.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2010.  The Company’s status in future years will depend on its assets and activities in those years.  If the Company were a PFIC for 2010 or for any prior or future taxable year during which a U.S. Holder held shares or ADRs, such U.S. Holder of shares or ADRs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADRs).

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADRs and the proceeds of sale or other disposition of the shares or ADRs within the United States by holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding (currently at a rate of 28%) unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by United States law and applicable regulations.  U.S. information reporting and backup withholding of U.S. federal income tax at the same rate may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder's federal income tax liability upon furnishing the required information to the IRS.

Legislation enacted in 2010 requires certain U.S. Holders to report information with respect to their investment in shares or, it is assumed, ADRs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service.  Investors who fail to report required information could become subject to substantial penalties and/or an extended statute of limitations.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEIR PARTICULAR CIRCUMSTANCES.

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

Derivative instruments used by us are generally transaction-specific so that a specific debt instrument or contract determines the amount, maturity and other terms of the hedge.  We do not use derivative instruments for speculative purposes.

Interest Rate Risk.  As of December 31, 2010, we had approximately 20% of our financial debt priced at Libor, and therefore significant increases in the rate could impact our financial condition. We also maintain the majority of our short-term financial debt priced at Libor plus a spread for which we do not have any kind of derivative contract.

	Expected Maturity Date

On Balance Sheet Financial Instruments(3)					2015 and
(in thousands of U.S. dollars)	2011	2012	2013	2014	thereafter	Total	Fair Value

Fixed Rate (US$)	53,100	52,856	52,492	229,977	860,774	1,249,199	995,409

Bond — US$250 million - Int.: 5.50%	13,750	13,750	13,750	13,750	325,625	380,625	289,406
Bond — US$200 million - Int.: 6.13%	12,250	12,250	12,250	12,250	218,375	267,375	238,644
Bond — UF 2.40 million (1) - Int.: 5.84%	9,917	9,625	9,309	9,005	84,381	122,238	94,250
Bond — CH$ 21,000 million (1) - Int.: 5.27%	1,799	1,804	1,799	34,580	-	39,983	37,782
Bond — UF 1.50 million (1) - Int.: 4.80%	2,727	2,735	2,727	57,400	-	65,590	61,651
Bond — CH$ 52,000 million (1) - Int.: 4.48%	4,199	4,210	4,199	94,533	-	107,141	100,636
Bond — UF 4.00 million (1) (2) - Int.: 5.70%	8,458	8,481	8,458	8,458	239,393	266,247	173,041

Variable Rate (US$)	114,162	3,709	3,699	143,699	-	265,268	253,547

Loan — US$ 140 million - Int.: L + 2.10%	3,060	3,709	3,699	143,699	-	154,166	142,972
Loan — US$ 80 million - Int.: L + 0.30%	80,821	-	-	-	-	80,821	80,339
Loan — US$ 20 million - Int.: L + 3.30%	20,187	-	-	-	-	20,187	20,157
Loan — US$ 10 million - Int.: L + 3.30%	10,094	-	-	-	-	10,094	10,079

Total	167,262	56,564	56,191	373,675	860,774	1,514,467	1,248,957

(1) UF and CH$ bonds are fully hedged, under the Chilean GAAP, to US$ with a Cross Currency Swap (CCS). The cash flows and interest rates presented above are the CCS US$.

(2) The CCS of the UF4 million Bond will cover until 2013. The expected maturity for the following years were projected in U.S. dollars using the same rates that we have today in this CCS.

(3) Includes interest and principal payments.

Exchange Rate Risk.  Although the U.S. dollar is the primary currency in which we transact our businesses, our operations throughout the world expose us to exchange rate variations for non-U.S. dollar currencies.  Therefore, fluctuations in the exchange rate of such local currencies may affect our financial condition and results of operations.  To lessen these effects, we maintain derivative contracts to protect the net difference between our principal assets and liabilities for currencies other than the U.S. dollar.  These contracts are renewed periodically depending on the amount covered in each currency.  Aside from this, we do not hedge potential future income and expenses in currencies other than the U.S. dollar with the exception of the euro and Chilean peso.  We estimate annual sales in Euros and expenses in Chilean pesos, and depending on the circumstances we secure the exchange difference with derivative contracts.

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2010 and 2009. Figuers do not include our financial hedging positions for year-end:

	2010	2009
	Th US$	Th US$
Chilean pesos	(104,781)	(271,513)
Brazilian real	(1,638)	(1,303)
Euro	94,900	13,821
Japanese yen	1,642	832
Mexican pesos	(1,465)	667
South African rand	6,763	28,868
Dirhams	24,168	22,575
Other currencies	16,234	16,968

Total, net	35,823	(189,085)

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments to try to minimize our exposure to the risks of changes in foreign exchange rates.  As of December 31, 2010, for this purpose we had open options to buy U.S. dollars and sell Euros for approximately US$79.6 million (EUR59.5 million) and sell South African rand for approximately US$14.8 million (ZAR98 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$53 million (CH$24,804 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 410.62 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$386.77 million (CH$181,012 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately US$63million (CH$29,485million) hedging our fertilizer trading business in Chile.

Additionally, we had open forward exchange contracts and options to buy U.S. dollars and sell foreign currency to hedge part of our future Euro cash flows for approximately US$28 million (EUR20.9 million).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Receipts (“ADR”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl.W.; New York, NY 10286), as Depositary.  Under the terms of the Deposit Agreement, an ADR holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of Receipts and the surrender of Receipts	$0.05 per share

Depositary Payments Fiscal Year 2010

The Depositary has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program.  In 2010, the Depositary reimbursed expenses related to investor relations for a total amount of US$190,574.73.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2010. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2010, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010. This attestation report appears on pages F-2 and F-3 under Item 18 Financial Statements.

(d)	Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

	Year ended December 31,
	2010	2009
Audit fees	1,007.8	954.9
Audit-related fees	-	-
Tax fees	66.3	94.8
Other fees	28.7	34.8
Total fees	1,102.8	1,084.5

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

On April 18, 2011, our Director’s Committee recommended to the Board of Directors that the Board propose to shareholders a change in the our independent registered public accounting firm at the General Shareholders’ Meeting to be held on April 28, 2011. On such date, our shareholders approved the Board of Directors’ proposal to nominate PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”) as our new independent registered public accounting firm..  Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada (“E&Y”) served as our independent registered public accounting firm for the 2009 and 2010 fiscal years, in each case pursuant to the terms of an annual engagement letter. E&Y’s engagement as our independent registered public accounting firm ended upon the filing of this Form 20-F which includes their audit reports.

The audit reports of E&Y on our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The audit reports of E&Y on the effectiveness of our  internal control over financial reporting as of December 31, 2009 and 2010 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or otherwise.

During our two most recent fiscal years ended December 31, 2009 and 2010, and the subsequent interim periods to the date of this report, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference to the subject matter of such disagreements in connection with its reports on our consolidated financial statements for such periods.

During our two most recent fiscal years ended December 31, 2009 and 2010 and the subsequent periods to the date of this report, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided E&Y with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission (“SEC”). We have requested E&Y to furnish us  with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. This letter is filed as Exhibit 15.1.

Our Board of Directors, no later than June 30, will engage PwC as the Company’s new independent registered public accounting firm to audit our consolidated financial statements and internal control over financial reporting for the fiscal year ending December 31, 2011.

During our two most recent fiscal years and any subsequent interim periods prior to the our engagement of PwC, neither the Company nor anyone acting on its behalf has consulted PwC on any of the matters or events set forth in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, please see "Item 6. Directors, Senior Management and Employees-C. Board Practices".

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19.	EXHIBITS

(a) Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2010	F-2

Consolidated Financial Statements:

Audited Consolidated Balance Sheets as of December 31, 2010 and 2009	F-4

Audited Consolidated Statements of Income for each of the years in the period ended December 31, 2010 and 2009	F-6

Audited Consolidated Statements of Cash Flows for each of the years in the period ended December 31, 2010 and 2009	F-8

Notes to the Audited Consolidated Financial Statements	F-12

Supplementary Schedules*

*All other schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit
1.1	By-laws (Estatutos) of the Company**

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

15.1	Change in Certifying Accountant

**Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 30, 2010.

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

Date: June 30, 2011

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2010 and 2009
and for each of the two years in the period ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm on the internal control over financial reporting as of December 31, 2010	F-2

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of December 31, 20010 and 2009	F-4
Audited Consolidated Statements of Income for each of the two years in the period ended December 31, 2010	F-6
Audited Consolidated Statements of Cash Flows for each of the two years in the period ended December 31, 2010	F-8
Notes to the Audited Consolidated Financial Statements	F-12

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) which comprise the consolidated statements of financial position as of December 31, 2010 and 2009, the opening consolidated statement of financial position as of January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. The preparation of these consolidated financial statements (which include their related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America),  the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”) and our report dated March 01, 2011, except for internal control over financial reporting related to Note 32 of the consolidated financial statements as to which the date is June 28, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, March 01, 2011
(Except for Note 32 which date is June 28, 2011)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Sociedad Química y Minera de Chile S.A.:

We have audited the internal control over financial reporting of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsability is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sociedad Química y Minera de Chile S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31,2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010 and 2009, and our report dated March 01, 2011, except as to Note 32 to which the date is June 28, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, March 01, 2011

(Except for internal control over financial reporting related to Note 32 of the consolidated financial statement as to which the date is June 28, 2011.)

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note N°	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Current assets
Cash and cash equivalents	6.1	524,652	375,639	283,576
Other current financial assets	9.1	76,178	180,569	41,943
Other non-financial current assets	26	44,442	34,375	41,971
Trade and other accounts receivable, current	9.2	375,945	325,823	334,791
Trade and other accounts receivable due from related parties, current	8.6	36,172	68,656	51,027
Inventory	7.0	605,101	630,763	540,877
Current tax assets	29.1	32,773	41,825	1,695
Total current assets		1,695,263	1,657,650	1,295,880

Non-current assets
Other non-current financial assets	9.1	92,674	49,836	101
Other non-financial assets, non-current	26	24,157	30,880	26,444
Non-current rights receivable	9.2	1,102	4,208	766
Trade and other accounts receivable due from related parties, non-current	8.7	-	-	2,000
Investments accounted for using the equity method	11.1	62,271	55,185	36,934
Intangible assets other than goodwill	13.1	3,270	2,836	3,525
Goodwill	13.1	38,388	38,388	38,388
Property, plant and equipment	14.1	1,453,973	1,300,546	1,076,531
Investment property	14.4	1,373	1,405	1,436
Deferred tax assets	29.4	365	870	1,969
Total non-current assets		1,677,573	1,484,154	1,188,094
Total assets		3,372,836	3,141,804	2,483,974
The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION (continued)

LIABILITIES AND EQUITY	Note N°	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	9.4	187,555	268,855	150,322
Trade and other accounts payable	9.5	152,147	185,975	110,802
Trade accounts payable due to related parties. Current	8.8	3,538	3,892	178
Other current provisions	19.1	15,014	16,442	9,551
Current tax liabilities	29.2	7,113	1,298	89,142
Current accrual for employee benefits	16.1	44,011	16,375	22,112
Other non-financial liabilities. Current	19.3	67,459	52,205	115,682
Total current liabilities		476,837	545,042	497,789

Non-current liabilities
Other non-current financial liabilities	9.4	1,090,188	1,024,350	520,140
Other non-current accounts payable	9.5	-	187	398
Other long-term accrued expenses	19.1	5,500	3,500	3,181
Deferred tax liabilities	29.4	100,781	53,802	27,188
Non-current accruals for employee benefits	16.1	28,710	50,473	35,059
Total non-current liabilities		1,225,179	1,132,312	585,966
Total liabilities		1,702,016	1,677,354	1,083,755

Equity	18
Issued capital		477,386	477,386	477,386
Retained earnings		1,155,131	951,173	888,369
Other reserves		(9,713)	(9,806)	(12,077)
Equity attributable to owners of the parent		1,622,804	1,418,753	1,353,678
Non-controlling interest		48,016	45,697	46,541
Total equity		1,670,820	1,464,450	1,400,219
Total liabilities and equity		3,372,836	3,141,804	2,483,974

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

	Note N°	12.31.2010 ThUS$	12.31.2009 ThUS$
Sales	21	1,830,413	1,438,659
Cost of sales		(1,204,410)	(908,474)
Gross profit		626,003	530,185

Other income by function	28	6,545	17,009
Administrative expenses		(78,819)	(75,470)
Other expenses by function	28	(36,212)	(21,847)
Other gains (losses)	28	(6,979)	(13,705)
Interest income		12,930	13,525
Finance expenses	23	(35,042)	(30,979)
Equity in income of associates and joint ventures accounted for using the equity method		10,681	4,462
Foreign currency transactions	24	(5,807)	(7,577)
Income before income tax		493,300	415,603

Income tax expense	29.4	(106,029)	(75,840)

Net income		387,271	339,763
Net income (loss) attributable to:
Equity holders of the parent		382,122	338,297
Non-controlling interests		5,149	1,466
Net income for the year		387,271	339,763

Earnings per share
Common shares
Basic earnings per share (US$ per share)	22	1.4519	1.2853

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	12.31.2010	12.31.2009
Statement of comprehensive income	ThUS$	ThUS$

Net income for the year	387,271	339,763
Other comprehensive income components before foreign currency translation difference
Gains (losses) from foreign currency translation differences, before tax	663	1,735
Other comprehensive income before tax and foreign currency translation differences	663	1,735
Cash flow hedges
Gains (losses) from cash flow hedges, before tax	(1,474)	(112)
Other comprehensive income before tax and cash flow hedges	(1,474)	(112)
Defined benefit plan reserves SQM North America, before tax	1,020	1,130
Other comprehensive income components. net of tax	209	2,753

Income tax related to components of other comprehensive income
Income tax related to other comprehensive income cash flow hedges	251	19
Addition of income tax related to other comprehensive income components	251	19

Other comprehensive income	460	2,772

Total comprehensive income	387,731	342,535

Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	382,215	340,568
Comprehensive income attributable to non-controlling interests	5,516	1,967
Total comprehensive income	387,731	342,535

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statement of cash flows	Note N°	12.31.2010 ThUS$	12.31.2009 ThUS$

Cash flows provided by operating activities

Net income for the year		387,271	339,763

Adjustment due to reconciliation of profit to cash flows

Depreciation and amortization		143,940	137,062
Amortization of mining rights		6,022	4,334
Increase in Royalty Corfo accrual		5,182	3,752
Increase in marketing expense accrual		4,007	5,554
Increase in legal accrual		4,023	5,458
Increase in bonus accrual		41,153	23,057
Increase in vacation liabilities		9,034	8,389
Increase in accrued expenses		9,927	42,036
Unrealized effects of foreign currency transactions		(11,183)	12,500
Unrealized Derivative Instruments, net		16,990	(4,923)
Non-distributed gains from associates		(10,681)	(4,462)
Income tax expense		106,396	75,840
Adjustments for entries other than cash		21,919	(42,941)
Adjustments for which the effects on cash are cash flows from Investing or financing activities		(448)	(229)
Decrease (increase) in trade accounts receivable		(18,266)	9,586
Increases in other accounts receivable		(21,614)	(33,947)
Decrease (increase) in inventory		26,545	(119,865)
Increase in trade accounts payable		(84,731)	(16,786)
Increases in other accounts payable		56,836	112,222

Reconciling adjustments		305,051	216,637

Interest received		1,774	838
Interest paid		(6,655)	(11,434)
Income tax paid		(68,919)	(174,451)
Net cash flows provided by operating activities		618,522	371,353

Cash flows used in investing activities

Payments to acquire interest in joint ventures		(3,500)	(3,580)
Proceeds from the disposal of property, plant and equipment		1,433	26,373
Acquisition of property, plant and equipment		(335,997)	(376,238)
Loans granted to third parties		-	(4,472)
Third parties payment of loans		1,275	-
Receipts from time deposits with maturities greater than 90 days		169,797	40,344
Disbursements from time deposits with maturities greater than 90 days		(69,817)	(189,918)
Net cash flows used in investing activities		(236,809)	(507,491)

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Cash flows provided by (used in) financing activities	Note N°	12.31.2010 ThUS$	12.31.2009 ThUS$

Amounts received from long-term loans		564,000	783,874
Payments of loans		(632,540)	(225,735)
Dividends paid		(175,539)	(345,646)
Other cash outflows		(10,156)	(10,001)

Net cash flows provided by (used in) financing activities		(254,235)	202,492

Net increase in cash and cash equivalents before the effect of changes in foreign exchange rates		127,478	66,354

Effects of variation in foreign exchange rate on cash and cash equivalents		21,535	25,709
Net increase in cash and cash equivalents		149,013	92,063

Cash and cash equivalents at beginning of year		375,639	283,576

Cash and cash equivalents at end of year	6	524,652	375,639

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

STATEMENTS OF CHANGES IN EQUITY

For the years ended at December 31, 2010 and 2009:

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Net income for the year	-	-	-	-	-	382,122	382,122	5,149	387,271

Other comprehensive income (expenses)	-	296	(1,223)	1,020	93	-	93	367	460

Comprehensive income	-	296	(1,223)	1,020	93	382,122	382,215	5,516	387,731

Dividends declared	-	-	-	-	-	(178,164)	(178,164)	-	(178,164)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(3,197)	(3,197)

Changes in equity	-	296	(1,223)	1,020	93	203,958	204,051	2,319	206,370

Ending balance, current year: December 31, 2010	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

STATEMENTS OF CHANGES IN EQUITY, continued

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2009	477,386	-	(7,891)	(4,186)	(12,077)	888,369	1,353,678	46,541	1,400,219

Net income for the year	-	-	-	-	-	338,297	338,297	1,466	339,763

Other comprehensive income	-	1,234	(93)	1,130	2,271	-	2,271	501	2,772

Comprehensive income	-	1,234	(93)	1,130	2,271	338,297	340,568	1,967	342,535

Dividends	-	-	-	-	-	(275,493)	(275,493)	-	(275,493)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(2,811)	(2,811)

Changes in equity	-	1,234	(93)	1,130	2,271	62,804	65,075	(844)	64,231

Ending balance, prior year: December 31, 2009	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 1 - Corporate Information for Sociedad Química y Minera de Chile S.A. and Subsidiaries

Historical Background

Sociedad Química y Minera de Chile S.A. and subsidiaries (collectively the “Company”) is a public corporation organized in accordance with the laws of the Republic of Chile, ID N° 93.007.000-9. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of the Ministry of Finance on June 22, 1968, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4,537 Nº 1,992. The parent company is located at El Trovador 4285, 6th Floor, Las Condes, Santiago, Chile. Its phone No. is (56-2) 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to inspection by the SVS.

The Company’s operating segments are divided into five main categories, as follows:

Specialty plant nutrients: In this business line, the Company    provides advice in practices for fertilization according to each type of crop, soil and climate.  In this business category, potassium derivative products and especially potassium nitrate have played a leading role, given the contribution they make to developing crops, ensuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. Potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and other mixtures.

Iodine: The Company is an important producer of iodine worldwide.  Iodine is a product that is widely used in the pharmaceutical industry, in technology and in nutrition. Additionally, Iodine is also used in x-ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s Lithium is mainly used in rechargeable batteries for cell phones, cameras and laptops. Through the preparation of lithium-based products, the Company provides significant raw materials to face great challenges such as the efficient use of energy and raw material.  Lithium is not only used for rechargeable batteries and in new technologies for electric vehicles, but is also used in industrial applications to lower melting temperatures and to help save costs and energy.

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. The Company participates in this line of business, producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates are also used as a means for the storage of thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though it does not form part of a plant’s structure, it has a significant role in the development of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its vitamin content and its physical appearance. Within this business line, the Company also produces potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Atacama Salar (the Atacama Saltpeter Deposit).

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for the consolidated financial statements and Summary of significant accounting policies

2.1	Periods covered

These consolidated financial statements cover the following periods:

-	Consolidated classified statements of financial position as of December 31, 2010 and 2009, and as of January 1, 2009.

-	Consolidated statements of income by function for the years ended December 31, 2010 and 2009.

-	Consolidated statements of comprehensive income for the years ended December 31, 2010 and 2009.

-	Consolidated statements of cash flows for the periods ended December 31, 2010 and 2009.

-	Consolidated statements of changes in equity for the years ended December 31, 2010 and 2009.

2.2	Basis of preparation

The Company’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the integral adoption, explicit, and without reserves of the IFRS as issued by the International Accounting Standards Board (IASB).

These annual consolidated financial statements reflect fairly the Company’s, financial position, results of its operations, comprehensive income, changes in equity  and cash flows for the years ended December 31, 2010 and 2009.

IFRS establish certain alternatives for their application. Those alternative applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated financial statements comply with each IFRS in force at their presentation date.

For comparative purposes, the Company’s consolidated classified statement of financial position as of December 31, 2009 and the Company’s statement of income by function as of December 31, 2009 have been converted from Chilean Generally Accepted Accounting Principles to IFRS.

For the convenience of the reader, these consolidated financial statements and their accompanying notes have been translated from Spanish to English.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

a)	Accounting pronouncements

As of the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not mandatory, and they were not applied by the Company.

	New standards	Mandatory application beginning on

IFRS 9	Financial instruments	01.01.2013
IFRIC 9	Extinguishing of financial liabilities with equity instruments	01.01.2011

IFRS 9 “Financial instruments”

This Standard introduces new requirements to classify and measure financial assets, allowing for its early adoption. It requires that all financial assets be classified under the business model of the entity to manage financial assets and the characteristics of contractual cash flows of the financial assets. Financial assets under this standard are measured at amortized cost or fair value. Only the financial assets classified as measured at amortized cost should be tested for impairment. It is effective for annual periods beginning on or after January 1, 2013, and early application is permitted.

 The Company has evaluated the impact that this standard might have and concluded that it will not significantly affect the Company’s consolidated financial statements.

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”

On November 26, 2009, IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” was issued. This interpretation provides guidance to account for the extinguishing of a financial liability by issuing equity instruments. IFRIC concluded that issuing equity instruments to extinguish an obligation is “consideration paid”.   This amount should be measured at the fair value of the equity instrument that is issued, unless fair value is not reliably determined, in which case the equity instruments issued are measured at the fair value of the liability extinguished.   This IFRIC is effective for annual periods beginning after January 1, 2011, and early application is permitted.

The Company has evaluated the impact that this standard might have and concluded that it will not significantly affect the Company’s consolidated financial statements.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

(a)	Accounting pronouncements (continued)

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (continued)

	Improvements and amendments	Mandatory application beginning on

IFRS 1	First-time adoption	01.01.2011
IFRS 3	Business combinations	01.01.2011
IFRS 7	Financial instruments: Disclosures	01.01.2011
IAS 1	Presentation of Financial Statements	01.01.2011
IAS 12	Income taxes	01.01.2012
IAS 24	Related party Disclosures	01.01.2011
IAS 27	Consolidated and separate financial statements	01.01.2011
IAS 32	Financial Instruments Presentation	01.01.2011
IAS 34	Interim Financial Reporting	01.01.2011
IFRIC 14	Minimum Funding Requirements	01.01.2011

IFRS 1 “First-time adoption”

In May 2010, the IASB introduced amendments to IFRS 1. Such amendments address the changes in accounting policy during the adoption year and the use of cost attributed to operations subject to rate regulations. This standard is effective from January 1, 2011.

IFRS 3 “Business Combinations”

The IASB amendments to IFRS 3 issued in May 2010 clarify the non-controlling interest measurement principles and makes certain specifications about share-based payment incentives (now called “Transactions” instead of “Incentives”). It also provides for transition requirements for contingent payments in a business combination occurring before the effective date of the IFRS revision. This standard is effective from January 1, 2011.

IFRS 7 “Financial Instruments: Disclosures”

The amendments to IFRS 7 issued by the IASB in May 2010 include some clarifications to required financial statement disclosures, mostly with regard to the nature and the extent of risks arising from the financial statements as well as the interaction between quantitative and qualitative disclosures. This standard is effective from January 1, 2011.

IAS 1 “Presentation of Financial Statements”

Prior to the issuance of amendments to IAS 1, the standard required the entity to present a reconciliation of the changes in each item of equity. The IASB makes it clear in the amendments issued in May 2010 that entities may present the required reconciliations for each component in other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. This standard is effective from January 1, 2011.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

(a)	Accounting pronouncements (continued)

IAS 12 - Income Taxes

On December 20, 2010 the IASB issued a document called “Deferred Tax: Recovery of Underlying Assets (amendment to IAS 12)” that prescribes the determination of deferred taxes of entities using fair value as a model to value investment properties under IAS 40 “Investment Property”. In addition, this new standard includes SIC 21 “Income Tax− Recovery of Revalued Non-Depreciable Assets”. These amendments are effective for the years beginning January 1, 2012.

IAS 24 “Related Party Disclosures”

In November 2009, the IASB issued amendments to IAS 24. The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by agencies of a government (called related - government entities) and provides for a definition of related entities. This standard is effective from January 1, 2011. Retrospective application is required.

IAS 27 “Consolidated and Separate Financial Statements”

The amendments to IAS 27 issued in May 2010 by IASB specify some of the transition requirements for amendments resulting from this standard. These amendments relate to IAS 21 the “Effects of Changes in Foreign Exchange Rates” according to which amendments must be applied retrospectively. This standard is effective from January 1, 2011.

IAS 32 “Financial Instruments Presentation”

In October 2009, the IASB issued a document called “Classification of Rights Issues”. This changed some sections of IAS 32 related to rights issues. According to the amendments the rights, options and warrants that meet the definition in paragraph 11 of IAS 32 issued to acquire a fixed number of the entity’s own non derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided they are offered prorata to the current owners of the same class of the entity’s own non derivative equity instruments. This standard is effective for annual periods beginning on or after February 1, 2010, and early adoption is permitted.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

(a)	Accounting pronouncements (continued)

IAS 34 “Interim Financial Reporting”

The IASB addressed in the amendments to IFRS issued in May 2010, the requests to clarify disclosures required by IAS 34 when this standard was deemed to be against the changes in the disclosure requirements of other IFRS. IAS 34 prescribes the disclosure principles to determine the kind of information that must be disclosed in interim statements. The IASB concluded that amendments to IAS 34 would improve interim financial reporting, putting an emphasis on the principles and inclusion of additional examples relating to more recent reporting requirements. This standard is effective from January 1, 2011.

IFRIC 14 “Minimum Funding Requirements”

In November 2009 the IASB amended IFRIC 14 to eliminate an unintended consequence that arises from the treatment of pre-payments for future contributions in some cases when there is an obligation to maintain minimum funding. Amendments will apply in limited circumstances: when an entity is subject to minimum funding requirements and makes pre-payments in order to cover these requirements. The amendments allow an entity to treat these pre-payments as assets. This IFRIC is effective from January 1, 2011.

Management is in the process of evaluating the impact of the adoption of the new standards, improvements and amendments on the Company’s consolidated financial statements. .

2.3	Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “USD”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-
Equity accounts are stated at the historical exchange rate prevailing at acquisition date (or at the average exchange rate for the period in which it was generated both for the case of retained earnings and for contributions made), as applicable.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency (continued)

(a)	Functional and presentation currency (continued)

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within other comprehensive income.

(b)	Basis of conversion

Domestic subsidiaries

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2010, December 31, 2009, and January 1, 2009 have been translated to U.S. dollars at the exchange rates prevailing at those dates.  The corresponding Chilean pesos were converted at Ch$468.01 per US$1.00 as of December 31, 2010, Ch$507.10 per US$1.00 as of December 31, 2009, and Ch$636.45 per US$1.00 as of January 1, 2009.)

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2010 amounted to Ch$21,455.55 (US$45.84), as of December 31, 2009 amounted to Ch$20,942.88 (US$41.30), and as of January 1, 2009 amounted to Ch$21,452.57 (US$33.71.)

Foreign subsidiaries

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	12.31.2010	12.31.2009	01.01.2009
	US$	US$	US$

Brazilian Real	1.66	1.74	2.34
New Peruvian Sol	2.81	2.88	3.14
Argentinean Peso	3.98	3.83	3.47
Japanese Yen	81.49	92.10	91.03
Euro	0.75	0.69	0.72
Mexican Peso	12.38	13.04	13.77
Australian Dollar	1.01	1.12	1.45
Pound Sterling	0.64	0.62	0.67
South African Rand	6.63	7.40	9.28
Ecuadorian Dollar	1.00	1.00	1.00
Chilean Peso	468.01	507.10	636.45
UF	45.84	41.30	33.71

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency (continued)

(c)	Transactions and balances

Non-monetary transaction balances denominated in a currency other than the functional currency (U.S. dollar) are translated using the exchange rate in force for the functional currency at the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate of the functional currency prevailing at the closing date of the consolidated classified statement of financial position. All differences are taken to the statement of income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income upon the disposal of the investment, at which time they are recognized in the statement of income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d)	Group entities

The profit or loss, assets and liabilities of all those entities with a functional currency other than the presentation currency are translated to the presentation currency as follows:

-	Assets and liabilities are translated at the closing date exchange rate as of the date of the consolidated statement of financial position.
-	Revenue and expenses in each profit or loss account are translated at average exchange rates for the year.
-	All resulting foreign currency exchange differences are recognized as a component separate from other comprehensive income (the foreign currency translation difference reserve).

2.4	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all those entities over which the Company has control to lead the financial and operating policies, which, in general, is accompanied by an interest of greater than half the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Company and are excluded from consolidation on the date that this control ceases to exist.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

In order to recognize the acquisition of an subsidiary, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value as of the acquisition date. For each business combination, the acquirer measures the non-controlling interests in the acquiree at fair value.

Companies included in consolidation:

		Country of	Functional		Ownership interest 12.31.2010		12.31.2009 (**)
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De Mexico S.A. De C.V.	Mexico	US$	1.0000	99.0000	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	US$	0.0200	99.9800	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	3.0100	96.9900	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3300	1.6700	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Fertilizantes Naturales S.A.	Spain	US$	0.0000	66.6700	66.6700	66.6700
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	0.00000
Foreign	SQM Beijin Comercial Ltd.	China	US$	0.0000	100.0000	100.0000	0.00000

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Companies included in consolidation

		Country of	Functional		Ownership interest 12.31.2010		12.31.2009 (**)
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	0.0000	60.6382	60.6382	60.6382
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9974	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6382	60.6382	60.6382
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.9954	0.0046	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria S.A.	Chile	US$	99.0000	1.0000	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.0100	99.9900	100.0000	100.0000
76.064.419-6	Agrorama Callegari Ltda. (*)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468

(*) Agrorama Callegari Ltda. was consolidated given that the Company has control through subsidiary Soquimich Comercial S.A.

(**) Percentages of ownership interest as of January 1, 2009 are the same as those shown as of December 31, 2009.

Subsidiaries are consolidated by including in the consolidated financial statements all of their assets, liabilities, revenues, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from subsidiary companies acquired or disposed of during the year are included in consolidated statement of income accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Non-controlling interests represent the portion of subsidiary net assets and operating results not owned by the parent company.

2.5	Significant accounting judgements, estimates and assumptions

The information contained in these consolidated financial statements is the responsibility of the Company’s management, who expressly indicate that they have applied all the principles and criteria included in IFRS, issued by the IASB.

In the accompanying consolidated financial statements, judgments and estimates have been made by management to quantify certain assets, liabilities, revenues, expenses and commitments recorded and or disclosed therein. Basically, these estimates include, but are not limited to, the following:

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations and resulting losses, if any.
-	Assumptions used for the actuarial calculation of employee benefits.
-	Provisions and contingent liabilities.
-
Inventory provisions based on technical studies which cover the different variables affecting products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventory.

-	Future costs for the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative instruments.
The determination and allocation of fair values in business combinations.

Although these estimates have been made considering information available as of the date of preparation of these consolidated financial statements, it is possible that events that may occur in the future could make their modification necessary in future years.  Changes would be recorded prospectively, recognizing the effects of the change in estimates in the respective future consolidated financial statements.

2.6	Financial information by operating segment

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.6	Financial information by operating segment (continued)

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

The Company has not been able to allocate all assets and liabilities to each operating segment because the same productive plants and process are often related to more than one operating segment. Such assets and liabilities are classified as non-allocated in Note 27.

2.7	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.
Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use.  The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

2.	The present value of future costs that the Company will have to experience related to the closure of its facilities are included in the asset's cost.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

Property, plant and equipment, net in the case of their residual value is depreciatedusing the straight-line method over its estimated useful lives. When portions of a property, plant and equipment item have different useful lives, these portions are recorded as separate items. The useful life is reviewed annually, and revised if necessary.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property. plant and equipment	Life	Life

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixed installations and accessories	3	35
Motor vehicles	5	10
Other property. plant and equipment	2	30

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State Government. Property rights are usually obtained without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual license fees. Such license fees, which are paid annually, are recorded as prepaid expenses and amortized over the following twelve month period. Amounts attributable to mining concessions acquired from other Governments or third parties, which are not from the Chilean State, are recorded at their acquisition cost in property, plant and equipment, and depreciated over their contractual lives.

2.8	Investment properties

The Company recognizes as investment properties the net values of land, buildings and other properties held which it intends to commercialize under lease agreements, or to obtain proceeds from their sale as a result of those increases generated in the future in the respective market prices. These assets are not used in the activities and are not destined for the Company’s own use.

Investment properties are initially stated at acquisition cost, which includes the acquisition price or production cost plus directly assignable expenses. Subsequently, investment properties are stated at their acquisition cost less accumulated depreciation, and the possible accrued provisions for value impairment.

2.9	Inventory

The Company states inventory at the lower of cost or net realizable value. Cost includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventory to their current location and conditions.  The method used to determine the cost of inventory is weighted average cost method.

The net realizable value of inventory represents the estimate of the sales price less estimated finishing costs and costs that will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.9	Inventory (continued)

The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.  The Company conducts an evaluation of the net realizable value of inventory at the end of each year, recording an estimate with a charge to expense when inventories are overstated. When the circumstances that previously gave rise to the write-down cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances (or prices of primary raw materials), the estimate made previously is modified.

Provisions on the Company's inventory have been made based on a technical study which covers the different variables affecting products in stock (density, humidity, among others.)

2.10	Trade and other accounts receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market.  These arise from sales operations involving the products and/or services that the Company commercializes directly to its customers.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less an accrual for impairment loss.   When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that the Company will not be able to collect all the amounts owed to it according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.11	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from royalties

Income from royalties is recognized based on the accrual in accordance with the economic substance of the related agreements.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.11	Revenue recognition (continued)

(e)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

2.12	Investments recognized using the equity method

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the consolidated classified statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate.  The associated goodwill is included at the carrying value of the investee, and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated companies’s results for the reporting period.

Unrealized profit on transactions with associates and subisidiries are eliminated in consolidation of the ownership percentage that the Company has on these entities.

Unrealized losses are also eliminated unless the transaction provided evidence of loss from impairment of the assets transferred.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin.

The associated companies and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued, suspending the recognition of proportional income.

If the resulting amount according to the equity method is negative, the Company’s equity interest is reduced to zero in the consolidated classified statement of financial position unless the Company has a contractual commitment to resolvethe equity position.  In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded by reducing the equity value and proportional profit or loss recognized in conformity with their interest, and are included in the consolidated statement of income under the caption “Equity in income (losses) of associates and joint ventures accounted for using the equity method”.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.13	Income Tax

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.  Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits.. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated classified statement of financial position, considering the origin of the gains or losses which have generated them.

As of the date of these consolidated financial statements, the carrying value of deferred tax assets has been reviewed and reduced to the extent their will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets.  Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized are were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

2.14	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles, continued

2.15	Non-financial asset value impairment

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs.  These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses are recognized as expense, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist.  An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount.  Should this be the case, the reversal is treated as an increase in revaluation.

As of December 31, 2010, the Company is not aware of any indicators of impairment with respect to its depreciated long-term assets.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.16	Financial assets

The Company classifies its financial assets under the following categories: at fair value through profit or loss, loans and accounts receivable, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose for which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of assets is deemed to be impaired if and only if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flow of the financial asset or the group of financial assets that can be reliably estimated.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedge accounts. Assets under this category are classified as current assets and variations generated in fair value are directly recognized in profit or loss.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed payments or payments that can be determined and are not quoted in any active market. These are included in current assets, except for those with expiration dates exceeding 12 months from the closing date, which are classified as non-current assets. Loans and accounts receivable are included under the caption “Trade and other accounts receivable” in the consolidated classified statement of financial position and are stated at amortized cost. The subsequent measurement at amortized cost is calculated using the effective interest rate method less impairment.

(c)	Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed payments or payments that can be determined and fixed expiration dates which management has the positive intention and ability of holding to maturity. If a significant amount of financial assets held to maturity were to be sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments that have been designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value, recognizing in other comprehensive income those variations in fair value.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.17	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade accounts payable, interest-bearing loans or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

Financial debt obligations are recorded at nominal value and as non-current when maturity is over twelve months and as current when maturity is less than twelve months. Interest expenses are recorded the year in which they are accrued under a financial approach.

In accordance with IAS 32 and 39, debt-related expenses are accounted for in the accompanying consolidated classified statements of financial position, deducting the associated debt and are imputed to the results of the year within the life of the debt using the effective interest rate method.

Financial liabilities are derecognized when the obligation is repaid, settled or it expires.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade accounts payable

Trade accounts payable to suppliers are subsequently stated at their amortized cost using the effective interest rate method.

(c)	Interest-bearing loans

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

2.18	The environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.19	Minimum dividend

As required by the Public Corporations Act, unless otherwise decided by the shareholders through unanimous vote of the holders of those shares issued and subscribed, a public corporation must distribute a minimum dividend of 30% of its profit for the year, except in the event that the Company has losses not absorbed in prior years.

2.20	Consolidated statement of cash flows

Cash equivalents relate to short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to low risk of change in value, and that expire in less than three months. This classification also applies to mutual funds classified as cash equivalents.

The statement of cash flows includes cash movements performed during the year, determined using the indirect method.

2.21	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts.   In the case of the United States employees, certain obligations are in accordance with the related pension plan.

These obligations are valued using actuarial calculations, which consider such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees‘salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.21	Obligations related to employee termination benefits and pension commitments (continued)

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in consolidated statement of income.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses.

The discount rate used by the Company for calculating the obligation was 6% for the years ended December 31, 2010, December 31, 2009 and January 1, 2009.

The Company’s affiliate SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate. The net balance of this obligation is presented in the category called non-current accruals for employee benefits.

2.22	Financial derivatives and hedge transactions

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value at each period end.  The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 9.3. Movements in the cash flow hedge reserve (other comprehensive income) are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.22	Financial derivatives and hedge transactions(continued)

Financial derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to income, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects income for the year, as when the hedged interest income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial  asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in other comprehensive income are transferred to income. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in shareholders’ equity until the expected firm transaction or commitment occurs.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.23	Leases

(a)	Leases - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt.  The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lesser value of its useful life or the life of the agreement.

(b)	Lease - Operating lease

Leases in which the lessor maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

2.24	Prospecting expenses

Those prospecting expenses associated with mineral reserves being exploited are included under Inventory and amortized according to the estimated mineral content reserves. Prospecting expenses associated with future mineral reserves are presented under other non-financial assets as and when minerals included in the future reserve have caliche ore-grade, which makes the mining property economically commercializable.

Those expenses incurred on mining properties in which the product has a low caliche ore-grade that is not economically commercializable, are directly charged to income.

2.25	Other provisionsaccrued expenses

Provisions are recognized when:

*	The Company has a present obligation as the result of a past event.

*	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

*	A reliable estimate can be made of the amount of the obligation.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.25	Other provisionsaccrued expenses (continued)

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining accruals to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

2.26	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments”. Variations in the fair value of options granted are recognized with a charge to wages on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note N°17)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.27	Goods and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepaid expenses within current assets.

Costs of claims are recognized in profit or loss immediately after they become known, net of recoverable amounts from insurance companies. Recoverable amounts are recorded as a reimbursable asset from the insurance company under “Trade and other accounts receivable", calculated as established in the respective insurance policies.

2.28	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines and development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in intangible assets, which is subject to value impairment tests annually and is stated at cost plus accumulated impairment losses.  Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash generating units with the purpose of testing impairment losses. It is allocated based on cash generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

(b)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent rights granted on a perpetual basis to the Company, these are not amortized. However, they are subject to an impairment assessment on an annual basis.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 2 - Basis of presentationof consolidated financial statements and Summary of significant accounting principles (continued)

2.28	Intangible assets (continued)

(d)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

No impairment of intangible assets exists as of December 31, 2010, 2009 or as of January 1, 2009.

2.29	Research and development expenses
Research and development expenses are expensed in the period in which the disbursement is made, with the exception of property, plant and equipment acquired for use in research and development, which are recognized in the accounting under the respective item within property, plant and equipment.

2.30	Classification of balances as current and non-current

In the attached statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the anticipated recovery date.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS)

Application IFRS 1

The accompanying consolidated financial statements as of December 31, 2010 are the first consolidated financial statements prepared according to IFRS. The Company has applied IFRS 1 when preparing these consolidated financial statements.

The transition date is January 1, 2009, and management has prepared its opening balance under IFRS as of that date. The IFRS effective date is January 1, 2010, as indicated by the Chilean Superintendency of Securities and Insurance (SVS).

According to IFRS 1, in order to prepare the accompanying consolidated financial statements, all mandatory exemptions have been applied by the Company, as well as some of the non-mandatory exemptions to the retroactive application of IFRS.

The exceptions established in IFRS 1 that the Company has decided to apply are detailed as follows:

i)	Business combinations

The Company has applied the exemption included in IFRS 1 for business combinations conducted from 2004 and thereafter. For these purposes, the Company reversed the amortization of goodwill recognized in accordance with the previous accounting standards.

ii)	Fair value or revaluation of property, plant and equipment as deemed cost

The Company has chosen to measure certain property, plant and equipment items at their fair value as of the transition date of January 1, 2009.  The fair value of property, plant and equipment was measured through a business appraisal conducted by independent external experts, who determined the new values, useful lives and residual values of these assets.

iii)	Employee benefits

The Company has opted to recognize all the actuarial gains and losses accumulated as of January 1, 2009.

iv)	Financial Instruments

The Company has applied hedge accounting to financial derivative instruments associated with obligations with the public (bonds payable) denominated in UF and Chilean pesos issued by the Company.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS) (continued)

v)	Cumulative translation differences

The Company has opted to transfer cumulative translation differences from other reserves to retained earnings as of the transition date.  This exemption has been applied to all dependent companies in accordance with IFRS 1.

IFRS first-time adoption effects are recognized in retained earnings or other reserve accounts in the Company’s equity, depending on whether these adjustments represent realized or unrealized gains or losses as of the transition date.

The following is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chilean GAAP) and International Financial Reporting Standards (IFRS) applied by the Company and the impact on equity as of December 31, 2009, and January 1, 2009 and on results of operations for the year ended December 31, 2009:.

a)	Reconciliation of equity from Generally Accepted Accounting Principles (Chilean GAAP) to International Financial Reporting Standards (IFRS) as of January 1, 2009

As of January 1, 2009	Owners of the Parent	Non- controlling Interests	Total Shareholder’s equity
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net equity under Chilean GAAP	1,463,108	-	1,463,108

Incorporation of non-cotnrolling interests	-	47,069	47,069

Reversal of amortization of goodwill	6,487	-	6,487
Negative goodwill	1,279	-	1,279
Reversal of deferred tax complementary accounts	(13,515)	-	(13,515)
Recognition of obligation for the minimum compulsory distribution of dividends of 30% of profit for the year	(50,422)	-	(50,422)
Fair value of property, plant and equipment	(53,732)	(634)	(54,366)
Recognition of actuarial calculation of accrual for employee termination benefits	(928)	(2)	(930)
Hedge accounting (derivative instruments designated as cash flowhedge)	(9,507)	-	(9,507)
Deferred taxes on IFRS adjustments	10,908	108	11,016

Effect of transition to IFRS	(109,430)	(528)	(109,958)

Net equity under IFRS	1,353,678	46,541	1,400,219

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS) (continued)

b)	Reconciliation of equity from Generally Accepted Accounting Principles (Chilean GAAP) to International Financial Reporting Standards (IFRS) as of December 31, 2009

As of De cember 31, 2009	Owners of the Parent	Non - controlling Interests	Total Shareholder’s Equity
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net equity under Chilean GAAP	1,466,613	-	1,466,613

Incorporation of non-controlling interests	-	46,093	46,093

Reversal of amortization of goodwill	8,663	-	8,663
Negative goodwill	1,072	-	1,072
Reversal of deferred tax complementary accounts	(11,365)	-	(11,365)
Recognition of obligation for the minimum compulsory distribution of dividends of 30% of profit for the year	-		-
Fair value of property, plant and equipment	(45,132)	(503)	(45,635)
Recognition of actuarial calculation of accrual for employee termination benefits	(947)	26	(921)
Hedge accounting (derivative instruments designated as cash flowhedge)	(9,619)	-	(9,619)
Deferred taxes on IFRS adjustments	9,468	81	9,549

Effect of transition to IFRS	(47,860)	(396)	(48,256)

Net equity under IFRS	1,418,753	45,697	1,464,450

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS) (continued)

c)	Reconciliation of net income for the year from Generally Accepted Accounting Principles (Chilean GAAP ) to International Financial Reporting Standards (IFRS) as of December 31, 2009

As of December 31, 2009	Profit (loss) of the parent	Profit (loss) of non-controlling interests	Total profit or loss
RECONCILIATION	ThUS$	ThUS$	ThUS$

Income for the year under Chilean GAAP	327,056	1,334	328,390

Amortization of goodwill	2,176	-	2,176
Amortization of negative goodwill	(206)	-	(206)
Amortization of deferred tax complementary accounts	2,151	-	2,151
Depreciation	8,598	131	8,729
Recognition of actuarial calculation of accrual for employee termination benefits	(19)	28	9
Deferred taxes on IFRS adjustments	(1,459)	(27)	(1,486)

Effect of transition to IFRS at the date of the most recent annual financial statements	11,241	132	11,373

Income for the year under IFRS	338,297	1,466	339,763

Other income and expenses with a debit or credit in net equity:

Foreign currency tranalation difference gain (loss), before tax	1,234	501	1,735
Cash flow hedge gain (loss), before tax	(112)	-	(112)
Other comprehensive income before tax, defined plan actuarial gain (loss)	- 1,130	-	1,130
Tax effect of cash flow hedge of other comprehensive income items	19	-	19

Other comprehensive income	2,271	501	2,772

Comprehensive income for the period under IFRS	340,568	1,967	342,535

d)	Reconciliation of Statement of cash flows from Generally Accepted Accounting Principles (Chilean GAAP) to International Financial Reporting Standards (IFRS) as of December 31, 2009:

As of December 31, 2009	Cash and Cash equivalents
RECONCILIATION	ThUS$

Cash and cash equivalents under Chilean GAAP	530,394
Investments with purchased maturities in excess of ninety days	(154,755)

Effect of transition to IFRS	(154,755)

Cash and cash equivalents under IFRS	375,639

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Explanation of adjustments for the effects of transition to IFRS

Explanations of the reconciliation adjustments included in the preceding tables are as follows:

(a)	Deferred income taxes

As described in Note 2.13, under IFRS the Company must recognize the effects of deferred income taxes for all temporary differences existing between the tax and book balances based on the liability method.

Although the method established in IAS 12 is similar to Chilean GAAP, the Company made the following adjustments in accordance with IFRS requirements:

i)
The elimination of "deferred tax complementary accounts” in which the Company deferred the effects on shareholders’ equity of the first-time application of Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

ii)	The Company determined a complementary deffered taxes for those items which were affected by the reconciliation from Chilean GAAP.

(b)	Revaluation of property, plant and equipment at fair value as deemed cost

For the adoption of IFRS, the Company valued certain property, plant and equipment items (mainly machinery and equipment) at their fair value in conformity with the exemption contained in IFRS 1.  The revaluation was performed only once in accordance with IFRS 1.  The new value determined relates to the initial cost of the asset beginning on the transition date. This fair value of assets amounted to ThUS$60,458 as of January 1, 2009 and represented a decrease in the value of the equipment (and ThUS equity) of ThUS$54,366 as of that date.   This decrease is not representative of impairment of the previous Chilean GAAP carrying value as such asset carrying values were supported as of December 31, 2008 by the projected future undiscounted cash flows to be derived from such assets.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS) (continued)

(c)	Minimum dividend

In accordance with Chilean GAAP, dividends for distribution are recorded in the Company’s financial statements at the time of the agreement at the Shareholders’ or Board of Directors’ Meeting. Law No. 18,046 on Public Corporations establishes in its article No. 79 that public corporations will have to distribute at least 30% of profit for the year as dividends to its shareholders, unless the shareholders of shares issued with voting rights at the Shareholders' Meeting unanimously agree otherwise.  Under IFRS, the Company has recorded the obligation on an accrual basis, net of interim dividends which would have been agreed upon at the closing date for 30% of profit for the year, which is the legal minimum percentage. As of December 31, 2009, the interim dividend distributed during November covers this minimum dividend and therefore, no accrual was required.

(d)	Non-controlling interest

Chilean GAAP, applied for the preparation of the consolidated financial statements, recognized the interest of minority shareholders in the equity of subsidiaries as a separate account between liabilities and net equity in the Company’s consolidated statement of financial position. Likewise, the consolidated financial statements for the year under Chilean GAAP excluded through a specific line non-controlling interests in net profit or loss of subsidiaries. Under IFRS, non-controlling interest are a part of the economic conglomerate or group and; therefore, their interest is considered part of the statement of changes in equity and the statement of income.

(e)	Derivative hedging

The Company maintains as hedging instruments those financial derivatives associated with obligations with the public (bonds payable) issued in UF and in Chilean pesos. Under IFRS, changes generated in the fair value of derivatives which are designated and qualified as hedges, for their effective component, are recognized in other comprehensive income as part of the equity. The gain or loss relative to the non-effective part of the hedging is immediately recognized in the statement of income under "Other gains / losses." This represents a change with respect to Chilean GAAP, where realized gains or losses for this concept were recognized in non-operating income, whereas unrealized gains or losses related to changes in the fair value of derivative instruments in cash flow hedging were deferred in asset and liability accounts without affecting income up to the settlement of hedged and hedging entries.

(f)	Actuarial employee termination benefits

IFRS require that the benefits of defined services defined to employees in the long-term are determined in consideration of the application of an actuarial calculation model.  This accounting generates a difference with respect to the methodology applied previously, which primarily considered present values.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 3 - First-time adoption of International Financial Reporting Standards (IFRS) (continued)

(g)	Negative goodwill

IFRS does not contemplate the recognition in the consolidated statement of financial position of negative goodwill at the date of a business combination, instead recognizing this difference directly in income.  Under Chilean GAAP this was presented as a deduction of assets.  Accordingly, the existing balance of negative goodwill was transferred to retained earnings..

(h)	Goodwill

Under IFRS, the Company has considered goodwill as an intangible asset of indefinite useful life. At least once a year, the cash generating unit that gave rise to goodwill is assessed for possible impairment. If there is any evidence of impairment, goodwill is initially adjusted with a charge to income. For first-time adoption purposes, the Company reversed the amortization of goodwill subsequent to 2004 which was recorded under Chilean GAAP.

(i)	Reconciliation of cash flows for the year ended December 31, 2009

In accordance with IAS 7, investments with purchased maturities in excess of three months are not considered cash equivalents. Under Chilean GAAP, cash equivalents included short term investments that are regularly made by the company in managing the cash surplus and intended for conversion in a term not exceeding 90 days from the closing date of the financial statements.

Note 4 - Financial Risk Management, Objectives and Policies

4.1	Risk management policy

The Risk Management Policy of the company is oriented towards safeguarding its stability and sustainability in relation to all such relevant financial uncertainty components.

The operations of the Company are subject to certain risk factors that may affect the financial position or results of operations. Among these risks, the most relevant are market risk, liquidity risk, foreign exchange rate risk, doubtful accounts risk, and interest rate risk.

There may be additional risks that might also affect the commercial operations, the business, the financial position or the operations of the Company, but at this time they are not considered significant.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management, in particular the Finance Management, is responsible for constantly assessing the financial risk.  The Company uses derivatives to cover a significant portion of these risks.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 4 - Financial Risk Management, Objectives and Policies (continued)

4.2 Risk factors

4.2.1 Market risk

Market risks are those uncertainties associated with fluctuations of market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk

 The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose the Company to risks related to economic conditions and trends in those countries. On the other hand, inventory may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk

The prices of the Company’s products are affected by the fluctuations of the international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and operating income.

c)	Commodities price risk

The Company is exposed to changes in the prices of raw materials and energy, which may have an impact on its production costs, ThUS giving rise to instability in the results.

At present, the Company has a direct annual expense close to US$70 million on account of fuel and close to US$50 million on account of electricity. Variations of 10% in the prices of energy the Company requires to operate, may involve in the short term movements in costs amounting to US$12 million.

Doubtful accounts risk

As occurred in the last global financial crisis, the contraction of the global economy and the potentially negative effects on the financial position of the Company’s clients may extend the accounts receivable collection time, increasing the Company’s exposure to doubtful accounts. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

As a way to mitigate these risks, the Company actively controls debt collection and uses measures such as loan insurance, letters of credit, and advance payments with regard to some accounts receivable.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 4 - Financial Risk Management, Objectives and Policies (continued)

4.2 Risk factors (continued)

4.2.2 Foreign exchange risk

As a result of the influence in the price determination, of its relationship with sales costs, and since a significant part of the business of the Company is carried out in that foreign currency, the functional currency of the Company is the U.S. dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, the Company has hedge contracts to insure its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically up-dated depending upon the mismatch amount to be covered in these currencies.

A significant portion of the Company’s costs is related to the Chilean peso. Therefore, an increase or decrease in the foreign exchange rate between the Chilean peso and the US dollar would affect its costs. US$300 to US$350 million of the Company’s costs, especially payroll, relate to the Chilean peso, which are hedged by derivative instruments that cover currency fluctuations.

As of December 31, 2009 the Company had derivative instruments classified as foreign exchange risk and interest rate hedged associated with the total bond obligations in both Chilean pesos and UF (units indexed by inflation), for a fair value of US$51.3 million. As of December 31, 2010 this sum amounts to US$ 97.5 million, both in favor of the Company.

4.2.3	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long term debts valued at LIBOR plus a spread. As the Company does not have derivative instruments to cover LIBOR fluctuations, the Company is subject to the fluctuations of that rate.

As of December 31, 2010 approximately 20% of the Company’s financial obligations included current portion valued at LIBOR, therefore significant increases in the rate may impact its financial position. A 100 point variation on this rate may trigger variations in the financial expenses close to US$2.5 million per year; however, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, the Company has over the total financial debt as of December 31, 2010 a percentage close to 15% with short term maturity, ThUS reducing the exposure to interest rate fluctuations.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 4 - Financial Risk Management, Objectives and Policies (continued)

4.2 Risk factors (continued)

4.2.4	Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst others.

The Company has a relevant capital expense program that is subject to risks and uncertainties. Mostly the exploration and exploitation of reserves, mining and processing costs, and compliance with the applicable regulations require important capital expenses, which are subject to variations in time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long term and may affect the Company’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and operational results of the Company.

As a result of the foregoing, the Company constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of December 31, 2010 the Company had committed bank lines amounting to US$657 million and not committed bank lines amounting to US$40 million, in the event additional resources were needed.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which risk classification is AAA.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

Note 5 - Changes in accounting estimates and policies (Uniformity)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Changes in accounting estimates and policies (Uniformity) (continued)

5.2	Changes in accounting policies

As of December 31, 2010, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period or the transaction date, except for the application of IFRSbeginning on January 1, 2010.

Changes in policies and accounting estimates compared to local accounting principles and their effects were described in Note 3: Transition to International Financial Reporting Standards (IFRS).

The consolidated classified statements of financial position as of December 31, 2010 and 2009 and as of January 1, 2009 and the statements of income, comprehensive income, equity and cash flows for the year ended December 31, 2010 have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

Note 6 - Cash and cash equivalents

6.1	Types of cash and cash equivalents

As of December 31, 2010 and 2009, and as of January 1, 2009, cash and cash equivalents are detailed as follows:

	12.31.2010	12.31.2009	01.01.2009
Cash and cash equivalents	ThUS$	ThUS$	ThUS$

Cash on hand	83	96	2,845
Bank balances	24,267	19,121	18,773
Short-term time deposits	375,057	181,680	96,269
Other cash and cash equivalents	125,245	174,742	165,689
Cash and cash equivalents	524,652	375,639	283,576

6.2	Other cash and cash equivalents

As of December 31, 2010, 2009, and January 1, 2009, other cash and cash equivalents relate to mutual fund units for investments made in:

Institution	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Legg Mason Western Asset Management Co.	52,576	59,224	56,384
BlackRock Cash Management Plc	36,712	59,070	55,760
JP Morgan Asset Management	35,957	56,334	53,545
Citibank	-	114	-
Total	125,245	174,742	165,689

These other cash equivalents are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market, consistent with money market accounts.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 6 - Cash and cash equivalents (continued)

6.3	Information on cash and cash equivalents by currency

Cash and cash equivalents are classified by currency as follows:

	31.12.2010	31.12.2009	01.01.2009
Original currency	ThUS$	ThUS$	ThUS$
Chilean Peso	331,011	104,925	99
US Dollar	176,703	263,207	270,954
Euro	6,784	3,813	7,676
Mexican Peso	102	218	809
South African Rand	8,776	2,586	2,574
Japanese Yen	1,192	823	1,096
Dirham	-	-	176
Peruvian Sol	13	26	175
Argentinean Peso	-	1	3
Brazilian Real	21	33	4
Chinese Yuan	40	-	-
Indonesian rupee	5	5	4
Pound sterling	5	2	6
Totales	524,652	375,639	283,576

6.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2010, December 31, 2009 and January 1, 2009, the Company has no significant cash balances with any type of restriction.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 6 - Cash and Cash Equivalents (continued)

6.5 Detail of time deposits

Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to- date ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.35	11-03-2010	02-01-2011	26,224	177	26,401	34,865	11,015
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.34	11-04-2010	02-02-2011	4,142	26	4,168	-	-
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.34	12-06-2010	03-04-2011	6,719	19	6,738	-	-
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.36	12-14-2010	03-14-2011	10,552	22	10,574	-	-
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.35	12-16-2010	02-17-2011	10,132	18	10,150	-	-
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.35	12-16-2010	03-16-2011	10,336	19	10,355	-	-
Banco de Chile	Fixed term	Chilean pesos	0.32	10-07-2010	01-05-2011	20,594	187	20,781	69,201	10,022
Banco de Chile	Fixed term	Chilean pesos	0.33	10-28-2010	01-26-2011	15,943	113	16,056	-	-
Banco de Chile	Fixed term	Chilean pesos	0.33	10-29-2010	01-27-2011	15,723	109	15,832	-	-
Banco de Chile	Fixed term	Chilean pesos	0.29	11-26-2010	01-07-2011	20,891	71	20,962	-	-
Banco de Chile	Fixed term	Chilean pesos	0.30	12-03-2010	01-03-2011	7,251	20	7,271	-	-
Banco de Chile	Fixed term	Chilean pesos	0.33	12-27-2010	01-26-2011	20,297	9	20,306	-	-
Banco de Chile	Fixed term	Chilean pesos	0.24	12-30-2010	01-14-2011	1,667	-	1,667	-	-
Banco Estado	Fixed term	US Dollar	0.70	12-29-2010	01-13-2011	17,000	1	17,001	-	-
Banco Santander-Santiago	Fixed term	Chilean pesos	0.31	10-22-2010	01-20-2011	10,423	76	10,499	50,006	24,229
Banco Santander-Santiago	Fixed term	Chilean pesos	0.31	10-25-2010	01-19-2011	15,421	107	15,528	-	-
Banco Santander-Santiago	Fixed term	Chilean pesos	0.32	10-26-2010	01-24-2011	20,751	146	20,897	-	-
Banco Santander-Santiago	Fixed term	Chilean pesos	0.32	10-26-2010	01-24-2011	31,530	222	31,752	-	-
Banco Santander-Santiago	Fixed term	Chilean pesos	0.33	11-04-2010	02-02-2011	6,212	39	6,251	-	-
Banco Santander-Santiago	Fixed term	Chilean pesos	0.33	12-06-2010	03-04-2011	3,192	8	3,200	-	-
Banco Santander-Santiago	Fixed term	US Dollar	0.42	11-23-2010	01-12-2011	20,000	9	20,009	-	-
Banco Security	Fixed term	Chilean pesos	0.32	10-20-2010	01-18-2011	15,892	122	16,014	-	-
Banco Security	Fixed term	US Dollar	1.30	10-25-2010	01-19-2011	7,000	17	7,017	-	-
Citibank New - York Inversiones	Overnight	US Dollar	0.03	12-31-2010	01-03-2011	557	-	557	2,122	824

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 6 - Cash and Cash Equivalents (continued)

6.5 Detail of time deposits (continued)

Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Corpbanca	Fixed Term	Chilean pesos	0.34	12-06-2010	03-03-2010	15,513	43	15,556	10,486	20,045
Corpbanca	Fixed Term	Chilean pesos	0.34	12-06-2010	03-04-2011	5,770	16	5,786	-	-
Corpbanca	Fixed Term	Chilean pesos	0.36	12-16-2010	03-16-2011	4,053	7	4,060	-	-
Corpbanca	Fixed Term	Chilean pesos	0.36	12-17-2010	03-17-2011	8,772	14	8,786	-	-
IDBI Bank	Fixed Term	Rupee	-	12-31-2010	12-31-2011	3	-	3	-	-
Scotiabank Sud Americano	Fixed Term	Chilean pesos	0.30	11-24-2010	01-25-2011	20,803	77	20,880	-
HSBC Bank Chile										5,013
Banco BBVA Chile	-	-	-	-	-				-	16,103
Banco Itau Chile						-	-	-	-	9,018
Deutsche Bank Chile	-	-	-	-	-	-	-	-	15,000	-
Total								375,057	181,680	96,269

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 7 - Inventory

The composition of inventory is detailed as follows:

Type of inventory	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Raw materials	7,120	6,491	11,144
Supplies for production	21,398	15,617	19,275
Products-in-progress	291,536	287,712	189,555
Finished products	285,047	320,943	320,903
Total	605,101	630,763	540,877

Inventory reserves recognized as of December 31, 2010 amount to ThUS$63,597, as of December 31, 2009 amounted to ThUS$65,298, and as of January 1, 2009 amounted to ThUS$43,686. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others.) Additionally, reserves have been recognized for lower prices on the sale of products and inventory difference.

As of December 31, 2010 the sum registred as cost of sale related to inventory in the statement of income amounts to ThUS$902,961 and as of December 31, 2009 to ThUS$615,755.

The breakdowns of inventory reserves are detailed as follows:

Type of Inventory	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Raw materials reserves	1,093	93	93
Supplies for production reserves	-	1,580	1,900
Products-in-progress reserves	43,115	46,228	27,599
Finished products reserves	19,389	18,027	14,094
Total	63,597	65,928	43,686

The Company has not delivered inventory as collateral for the periods indicated above.

Note 8 - Related Party Disclosures

8.1	Related party disclosures

Balances pending at each period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other accounts receivable from related parties or trade and other accounts payable to related parties. For the year ended December 31, 2010, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.2	Relationships between the parent company and the entity

According to the Company’s by-laws., no shareholder can own more than 32% of the Company’s voting shares.

Sociedad de Inversiones Pampa Calichera S.A. and Global Mining Investments (Chile) S.A., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.69% of the current total amount of shares issued, subscribed and paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and paid.

The Pampa Group and the Kowa Group have informed the Company, the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties.. In addition, this assertion is regardless of the fact that both Groups on December 21, 2006 subscribed to a joint venture agreement with respect to those shares. Consequently, such parties assert that the Pampa Group, by itself, does not concentrate more than 32% of the voting rights capital of the Company, and the Kowa Group does not concentrate by itself more than 32% of the voting rights capital of SQM S.A.

Detail of effective concentration

Taxpayer ID	Company name	Ownership percentage %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	24.45
96.863.960-9	Global Mining Investments (Chile) S.A.	5.24
Total Pampa Group		29.69

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

8.3	Intermediate parent company and companies controlled by SQM S.A. that publicly issue financial statements

The following intermediate parent companies prepare public financial statements:

Soquimich Comercial S.A.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.4	Detailed identification of the link between the parent company and the subsidiary as of December 31, 2010 and 2009

	Interest percentage in subsidiary 12.31.2010 and 12.31.2009
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.3820	60.3820
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6382	60.6382
SQM Industrial S.A.	99.9954	0.0046	100 .0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0001	99.9999	100.0000

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.4	Detailed identification of the link between the parent company and the subsidiary as of December 31, 2010 and December 31, 2009 (continued)

	Interest percentage in subsidiary 12.31.2010 and 12.31.2009
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de México S.A. de C.V.	1.0000	99.0000	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0200	99.9800	100.0000
SQM Perú S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos México S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited.	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3300	1.6700	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80 .0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty.Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
Fertilizantes Naturales S.A.	0.0000	66.6700	66.6700
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijin Comercial Co. Ltd.	0.0000	100.0000	100.0000
Agrorama Callegari Ltda.	0.0000	42.4466	42.4466

8.5	Detail of related parties and transactions with related parties

Transactions between the parent company and its subsidiaries are part of the Company's common transactions.   In addition, these have been eliminated in consolidation and are not detailed in this note.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.5	Detail of related parties and transactions with related parties (continued)

Taxpayer ID	Company	Relationship	Original country	Transaction	12.31.2010 ThUS$	12.31.2009 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Product Sales	12,460	11,030
Foreign	Ajay Europe S.A.R.L.	Associate	France	Product Sales	22,150	11,899
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	628	-
Foreign	Ajay North America LLC.	Associate	United States	Product Sales	35,502	13,839
Foreign	Ajay North America LLC.	Associate	United States	Dividends	-	453
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Product Sales	12,384	7,385
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Interest Income	-	54
Foreign	Kowa Company Ltd.	Other related party	Japan	Product Sales	94,611	59,233
Foreign	Kowa Company Ltd.	Other related party	Japan	Services Sales	-	185
Foreign	NU3 B.V.	Associate	The Netherlands	Product Sales	12,921	-
Foreign	NU3 B.V.	Associate	The Netherlands	Services Sales	102	-
Foreign	NU3 N.V.	Associate	Belgium	Product Sales	12,590	-
Foreign	SQM Thailand Co.Ltd.	Associate	Thailand	Product Sales	1,613	1,716
Foreign	Misr Speciality Fertilizers	Associate	Egypt	Product Sales	502	170
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Interest Income	-	10,825
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Product Sales	-	10,223
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Services Sales	-	106
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	Product Sales	834	908
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	Dividends	-	385
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	Services Sales	353	270
78.062.420-5	Minera Saskatchewan Ltda ( PCS )	Other related party	Chile	Product Sales	-	34,949
78.062.420-5	Minera Saskatchewan Ltda ( PCS )	Other related party	Chile	Services Sales	423	540

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.6	Trade and other accounts receivable from related parties, current

					12.31.2010	12.31.2009	01.01.2009
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	US Dollar	106	292	143
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related party	Chile	US Dollar	8	8	8
78.062.420-5	Minera Saskatchewan Ltda.	Other related party	Chile	US Dollar	-	32,588	-
79.049.778-9	Callegari Agrícola S.A.	Other related party	Chile	Chilean peso	6	-	-
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	-	7,304	13,641
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Euro	1,618	1,741	1,702
Foreign	Ajay Europe S.A.R. L.	Associate	France	US Dollar	2,043	1,492	4,061
Foreign	Ajay North America LLC.	Associate	United states	US Dollar	2,666	2,914	2,520
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US Dollar	4,517	3,546	6,579
Foreign	NU3 B.V.	Associate	The Netherlands	Euro	1,083	1,883	772
Foreign	Misr Speciality Fertilizers	Associate	Egypt	US Dollar	335	289	632
Foreign	Kowa Company Ltd.	Other related party	Japan	US Dollar	23,134	15,764	18,170
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	US Dollar	656	835	-
Foreign	SQM Agro India	Subsidiary	India	US Dollar	-	-	595
Foreign	SQM East Med Turkey	Associate	Turkey	US Dollar	-	-	1,075
Foreign	NU3 N.V.	Associate	Belgium	Euro	-	-	1,129
Total					36,172	68,656	51,027

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.7	Trade and other accounts receivable from related parties, non-current

					12.31.2010	12.31.2009	01.01.2009
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$	ThUS$
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US Dollar	-	-	2,000
Total					-	-	2,000

8.8	Trade and other accounts payable to related parties, current

					12.31.2010	12.31.2009	01.01.2009
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$	ThUS$
79.049.778-9	Callegari Agrícola S.A.	Other related party	Chile	Chilean peso	-	234	-
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	73	-	-
Foreign	NU3 N.V.	Associate	Belgium	US Dollar	270	94	-
Foreign	SQM Vitas	Joint venture	United Arab Emirates	Dirham	2,614	2,883	-
Foreign	Coromandel Fertilizers Limited	Joint venture	India	Rupee	581	681	-
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Euro	-	-	178
Total					3,538	3,892	178

As of December 31, 2010, December 31, 2009 and January 1, 2009 there are no allowances for doubtful accounts relating to outstanding balances from transactions with related parties.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

8.9	Board of directors and senior management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a four-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 30, 2008.

As of December 31, 2010, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046.

During the periods covered by these consolidated financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1 Compensation for 2010

2.1.1 Board of Directors

Directors’ compensation is detailed as follows:

a)
A payment of a monthly fixed gross amount of UF 300 in favor of the the  Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended.

b)
A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net for the period effectively earned by the Company during fiscal year 2010.

c)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for  for the year effectively earned by the Company during fiscal year 2010.

d)
The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2010.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Comittee during 2010 amount to ThUS$ 2,869.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

2)	Directors’ Compensation

2.1.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)
A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)
A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.0013% of the Company’s total net income for the  year effectively earned by the Company during fiscal year 2010.

2.2	Compensation for 2009

2.2.1 Directors’ Compensation and Committee

During 2009, the Company has paid its directors an annual amount of UF 300 to the Chairman and UF 50 to each of the seven remaining board members regardless of attendance to Board meetings or the number of meetings attended.

In addition, the directors have received variable remuneration consisting of 0.5% of 2008 net income for the Chairman and 0.5% of 2008 net income divided in equal parts for each of the seven remaining board members.

Therefore, remuneration and profit share paid to the members of the Audit Committee and the Directors during 2009 amounted to ThUS$6,507.

In April 2009, at the General Ordinary Shareholders’ Meeting of the Company, the shareholders agreed to change the percentages of variable benefit for 2009, to 0.35% of net income for 2009 for the Chairman and 0.04% of net income for 2009 to each of the remaining seven directors.

3)	No guarantees have been constituted in favor of the Directors.

4)	Senior Management remuneration

As of December 31, 2010, the overall remuneration paid to the 108 main executives amounts to ThUS$21,809. (ThUS$20,025 as of Decemeber 31, 2009)  This includes monthly fixed salary and variable performance bonuses.

The Company has defined annual bonus plans for its executives related to goal achievement and level of individual contribution to the Company’s income. These incentives are structured in a minimum and maximum of gross remunerations, which are paid once a year or every two years.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Related Party Disclosures (continued)

5)
Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2011 and 2016 (See Note 17).

6)	No guarantees have been constituted in favor of the Company’s management.

7)
The Company’s Managers and Directors do not receive or have not received any benefit during the period ended as of December 31, 2010 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)
One of the Company’s Board of Directors is member of the Ultramar Group. During the year end December 31, 2010, the amount of operations with this Group is approximately ThUS$11,532 (ThUS$ 1,272 as of December 31, 2009).

9)	The Company currently maintains financial operations with BCI Bank (Banco de Crédito e Inversiones). A member of the Company’s Board of Directors also belongs to the Board of Directors of BCI Bank.

Note 9 - Financial Instruments

Financial assets are detailed as follows:

9.1	Types of other financial assets

Types of other financial assets	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Other current financial assets (1)	69,818	169,798	40,344
Derivative instruments (2)	1,363	9,155	1,599
Hedging assets, current	4,997	1,616	-
Total other current financial assets	76,178	180,569	41,943

Other non-current financial assets (3)	118	113	101
Hedging assets, non-current	92,556	49,723	-
Total other non-current financial assets	92,674	49,836	101

(1)       Relates to time deposits with purchased maturities greater than 90 days.

(2)       Relate to forwards and options that were not classified as hedging instruments. (See note 9.3)

(3)       Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership interest of 3%.)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial Instruments (continued)

9.1	Types of other financial assets (continued)

Other financial assets, current

Financial Institution	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Banco Santander Santiago	-	39,131	20,223
Banco de Crédito e Inversiones	36,251	36,980	20,121
Banco de Chile	10,333	53,705	-
Corpbanca	18,031	39,982	-
Banco Itau Chile	5,203	-	-
Total	69,818	169,798	40,344

9.2	Trade and other accounts receivable

a)	Trade and other accounts receivable, net:

Description of the type of trade and other accounts receivable, net:	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Trade accounts receivable	350,720	309,765	328,044
Other accounts receivable	25,225	16,058	6,747

Trade and other accounts receivable current, net	375,945	325,823	334,791
Trade and other accounts receivable non-current, net	1,102	4,208	766
Other accounts receivable	1,102	4,208	766

Total	377,047	330,031	335,557

b)	Trade and other accounts receivable, gross:

Types of trade and other accounts receivable, gross	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Trade accounts receivable	367,545	326,192	339,932
Other accounts receivable	27,282	16,714	8,134

Trade and other accounts receivable current, gross	394,827	342,906	348,066

Other accounts receivable	1,102	4,208	766

Total	395,929	347,114	348,832

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial Instruments (continued)

9.2	Trade and other accounts receivable (continued)

c)	Detail of financial assets past due

Financial assets past due are composed of the following: Trade and other accounts receivable as of December 31, 2010 and December 31, 2009.

				Balances as of 12.31.2010
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$
Trade and other accounts receivable	54,203	1,911	28,689	4,108	88,911
Total	54,203	1,911	28,689	4,108	88,911

				Balances as of 12.31.2009
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$
Trade and other accounts receivable	36,956	7,107	713	6,370	51,146
Total	36,956	7,107	713	6,370	51,146

				Balances as of 01.01.2009
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$
Trade and other accounts receivable	41,049	5,773	15,671	1,396	63,889
Total	41,049	5,773	15,671	1,396	63,889

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial Instruments (continued)

9.2	Trade and other accounts receivable (continued)

d)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been exhausted or there are certain doubts as to the recovery of trade and other accounts receivable.

Financial assets	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Trade and other accounts receivable	(18,882)	(17,083)	(13,275)
Balance	(18,882)	(17,083)	(13,275)

Reconciliation of variations in the allowance for doubtful accounts of trade and other accounts receivable.

	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Opening balance	17,083	13,275	10,649
Bad debt expense	2,028	3,716	4,700
Write-offs	(118)	(199)	(1,042)
Exchange difference	(111)	1,214	(855)
Other	-	(923)	(177)

Total	18,882	17,083	13,275

e)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial Instruments (continued)

9.2	Trade and other accounts receivable (continued)

The policy of the Company is to request a collateral (such as letters of credit and guarantee clauses or other), and/ or to have insurance for certain accounts as the management deems suitable. Renegotiated debts are not significant and are limited to accounts receivable in Chile.

Trade receivables	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Gross trade receivable	395,929	347,114	348,832
Overdue which are not considered to be impaired	(88,911)	(51,146)	(63,889)
Allowance for doubtful accounts	(18,882)	(17,083)	(13,275)

Receivables that are neither overdue or considered impaired in value	288,136	278,885	271,668

9.3	Current hedge assets

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF. As of December 31, 2010 the nominal value of flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 410,618; as of December 31, 2009 such contracts amounted to ThUS$ 415,749; and as of January 1, 2009 to ThUS$ 92,367.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period, derivative Instruments	Hedging reserve in other comprehensive income (equity)	Deferred income tax hedging reserve in equity	Hedging reserve in other comprehensive income (equity)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2010	97,553	46,936	(11,093)	1,886	(9,207)

December 31, 2009	51,339	68,533	(9,619)	1,635	(7,984)

Balances in the column “Effects on profit or loss”, consider the annual effects of contracts that were in force as of December 31, 2010 and December 31, 2009.

Derivative contract maturities are detailed as follows:

Series	Contract Amount ThUS$	Currency	Expiration Date
C	82,104	UF	12.01.2026
G	33,673	Chilean peso	01.05.2014
H	146,360	UF	01.05.2013
I	56,041	UF	04.01.2014
J	92,440	Chilean peso	04.01.2014

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial Instruments (continued)

9.3	Current hedge assets (continued)

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or implicit derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

(a)	Fair value hedges

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the covered item that is attributable to the risk that is covered.

The Company documents the relationship between hedge instruments and the covered entry along with the objectives of its risk management and strategy to carry out different hedge transactions. In addition, upon commencement of the period covered and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective to cover market fluctuations for which purpose we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80 to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. To date, the effectiveness tests have defined them as effective.

(b)	Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities

As of December 31, 2010, December 31, 2009 and January 1, 2009, financial liabilities are detailed as follows:

Types of interest-bearing loans	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Current interest-bearing loans

Bank loans (a)	150,958	220,756	133,587
Derivative instruments (9.6)	18,353	4,232	7,158
Current hedging liabilities	-	-	2,233
Unsecured obligations (b)	18,244	43,867	7,344
Total	187,555	268,855	150,322

Non-current interest-bearing loans

Bank loans (c)	140,000	363,808	229,680
Non-current hedging liabilities	-	-	8,798
Unsecured obligations (d)	950,188	660,542	281,662
Total	1,090,188	1,024,350	520,140

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

a)	Current bank loans:

As of December 31, 2010, December 31, 2009 and January 1, 2009, current bank loans are detailed as follows:

Debtor			Creditor							12.31.2010 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	20,214	-	20,214
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	10,104	-	10,104
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.55%	2.55%	-	625	625
93.007.000-9	SQM S.A.	Chile	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.64%	0.64%	20,030	-	20,030
93.007.000-9	SQM S.A.	Chile	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.26%	0.26%	20,000	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	1.00%	0.80%	-	80,055	80,055
Total										70,348	80,680	151,028
Borrowing costs										-	(70)	(70)
Total										70,348	80,610	150,958

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Debtor			Creditor							12.31.2009 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

79.947.100-0	SQM Industrial S.A.	Chile	97.951.000-4	HSBC Bank Chile	Chile	USD	Maturity date	4.74%	4.74%	15,090	-	15,090
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.68%	2.68%	-	656	656
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	USD	Maturity date	4.66%	4.66%	20,813	-	20,813
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.98%	3.98%	223	-	223
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.98%	3.98%	109	-	109
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Chile	Chile	USD	Maturity date	4.51%	4.51%	20,762	-	20,762
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Chile	Chile	USD	Maturity date	4.46%	4.46%	10,376	-	10,376
93.007.000-9	SQM S.A.	Chile	Foreign	Caja de Ahorro y Monte de Piedad	United States	USD	Maturity date	3.08%	2.56%	43	-	43
Foreign	Royal Seed Trading Corporation A.V.V..	Aruba	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	United States	USD	Maturity date	1.22%	0.69%	100,053	-	100,053
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	0.95%	0.80%	-	55	55
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	Foreign	Export Development Canada	United States	USD	Maturity date	2.47%	1.93%	-	50,019	50,019
Foreign	Fertilizantes Naturales S.A.	Spain	Foreign	Other Banks	Spain	Euro	Maturity date	-	-	-	3,327	3,327
Total										167,469	54,057	221,526
Borrowing costs										(653)	(117)	(770)
Total										166,816	53,940	220,756

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Debtor			Creditor							01.01.2009 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

79.947.100-0	SQM Industrial S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	USD	Maturity date	10.12%	10.12%	15,346	-	15,346
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	USD	Maturity date	6.00%	6.00%	-	10,085	10,085
93.007.000-9	SQM S.A.	Chile	Foreign	JP Morgan Chase Bank	United States	USD	Maturity date	6.63%	6.63%	-	20,317	20,317
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	USD	Maturity date	6.12%	6.12%	-	10,087	10,087
93.007.000-9	SQM S.A.	Chile	97.032000-8	BBVA Chile	Chile	USD	Maturity date	4.62%	4.62%	10,021	-	10,021
93.007.000-9	SQM S.A.	Chile	97.032000-8	BBVA Chile	Chile	USD	Maturity date	7.87%	7.87%	10,166	-	10,166
93.007.000-9	SQM S.A.	Chile	97.032000-8	BBVA Chile	Chile	USD	Maturity date	8.00%	8.00%	20,338	-	20,338
79.626.800-K	SQM Salar S.A.	Chile	97.036.000-K	Banco Santander Santiago	Chile	USD	Maturity date	6.25%	6.25%	-	10,038	10,038
79.626.800-K	SQM Salar S.A.	Chile	97.036.000-K	Banco Santander Santiago	Chile	USD	Maturity date	6.02%	6.02%	10,037	-	10,037
79.626.800-K	SQM Salar S.A.	Chile	97.951.000-4	HSBC Bank Chile	Chile	USD	Maturity date	7.80%	7.80%	-	15,267	15,267
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Banco Bilbao Vizcaya Argentaria	United States	USD	Maturity date	3.01%	2.63%	204	-	204
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	3.19%	2.93%	-	215	215
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	Foreign	Export Development Canada	United States	USD	Maturity date	3.73%	3.33%	-	32	32
Foreign	SQM Dubai - Fzco	UAE	Foreign	HSBC Bank Middle East Ltd.	UAE	Dirham	Maturity date	-	-	21	-	21
Foreign	Fertilizantes Naturales S.A.	Spain	Foreign	Other Banks	Spain	Euro	Maturity date	-	-	-	1,632	1,632
Total										66,133	67,673	133,806
Borrowing costs										(102)	(117)	(219)
Total										66,031	67,556	133,587

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

b)	Unsecured obligations, current:

As of December 31, 2010, December 31, 2009 and January 1, 2009, unsecured current interest-bearing obligations are detailed as follows:

Promissory notes

ID or registration				Expiration date		Carrying value ThUS$
No. of the instrument	Series	Currency	Face value	of the credit note	Interest rate	12.31.2010	12.31.2009	01.01.2009
47	1-B	Ch$	15,000,000,000	03-17-2010	3.6%	-	29,363	-

Total						-	29,363	-

On March 17, 2010, promissory note No. 47 series 1-B Capital was paid amounting to ThUS$29,040.

Bonds

Debtor										Periodicity		12.31.2010 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.79%	6.13%	Bi-annually	At maturity	-	2,591	2,591
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.92%	5.50%	Bi-annually	At maturity	-	2,682	2,682
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Bi-annually	Bi-annually	-	7,237	7,237
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.43%	4.90%	Bi-annually	Bi-annually	4,319	-	4,319
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	6.19%	7.00%	Bi-annually	At maturity	1,502	-	1,502
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.88%	3.00%	Bi-annually	At maturity	-	512	512
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.37%	5.50%	Bi-annually	At maturity	-	1,508	1,508
				Total								5,821	14,530	20,351
				Bond issue cost								(270)	(1,837)	(2,107)
				Total								5,551	12,693	18,244

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows expected in Cross Currency Swap Agreements.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Debtor										Periodicity		12.31.2009 Current maturities
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	Registration No. or ID of the instrument	Series	Placed face outstanding value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.79%	6.13%	Bi-annually	At maturity	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Bi-annually	Bi-annually	-	6,537	6,537
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.43%	4.90%	Bi-annually	Bi-annually	3,891	-	3,891
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	6.19%	7.00%	Bi-annually	At maturity	1,386	-	1,386
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.88%	3.00%	Bi-annually	At maturity	-	461	461
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.37%	5.50%	Bi-annually	At maturity	-	1,391	1,391
				Total								5,277	10,966	16,243
				Bond issue cost								(269)	(1,470)	(1,739)
				Total								5,008	9,496	14,504

Debtor										Periodicity		01.01.2009 Current maturities
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	Registration No. or ID of the instrument	Series	Placed face outstanding value	Currency or indexed	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.79%	6.13%	Bi-annually	At maturity	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Bi-annually	Bi-annually	-	5,353	5,353
				Total								-	7,930	7,930
				Bond issue cost								-	(586)	(586)
				Total								-	7,344	7,344

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of December 31, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

Non-current interest-bearing bank loans

Debtor			Creditor							12.31.2010 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.55%	2.55%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

Debtor			Creditor							12.31.2009 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.68%	2.68%	-	140,000	-	140,000
93.007.000-9	SQM S.A.	Chile	Foreign	Caja de Ahorro y Monte de Piedad	United States	USD	At maturity	3.08%	2.56%	40,000	-	-	40,000
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	3.98%	3.98%	10,000	-	-	10,000
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	3.98%	3.98%	20,000	-	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	BBVA Bancomer	United States	USD	At maturity	4.07%	3.25%	75,000	-	-	75,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	At maturity	0.95%	0.80%	80,000	-	-	80,000
Total										225,000	140,000	-	365,000
Borrowing costs										(1,192)	-	-	(1,192)
Total										223,808	140,000	-	363,808

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Debtor			Creditor							01.01.2009 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$ Country

Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	United States	USD	At maturity	3.01%	2.63%	100,000	-	-	100,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	At maturity	3.19%	2.93%	80,000	-	-	80,000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	Foreign	Export Development Canada	United States	USD	At maturity	3.73%	3.33%	50,000	-	-	50,000
Total										230,000	-	-	230,000
Borrowing costs										(320)			(320)
Total										229,680	-	-	229,680

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Debtor										Periodicity		12.31.2010 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		single	200.000.000	US$	6.79%	6.13%	Bi-annually	At maturity	-	-	200,000	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		single	250.000.000	US$	5.92%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2.325.000	UF	6.63%	4.00%	Bi-annually	Bi-annually	13,755	13,755	75,654	103,164
93.007.000-9	SQM S.A	Chile	Chile	564	H	4.000.000	UF	6.43%	4.90%	Bi-annually	Bi-annually	-	-	183,402	183,402
93.007.000-9	SQM S.A	Chile	Chile	563	G	21.000.000.000	Ch$	6.19%	7.00%	Bi-annually	At maturity	-	44,877	-	44,877
93.007.000-9	SQM S.A	Chile	Chile	563	I	1.500.000	UF	5.88%	3.00%	Bi-annually	At maturity	-	68,776	-	68,776
93.007.000-9	SQM S.A	Chile	Chile	563	J	52.000.000.000	Ch$	5.37%	5.50%	Bi-annually	At maturity		111,124	-	111,124
				Total								13,755	238,532	709,056	961,343
				Bond issue costs								(682)	(2,670)	(7,803)	(11,155)
				Total								13,073	235,862	701,253	950,188

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Debtor										Periodicity		12.31.2009 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		single	200.000.000	US	6.79%	6.13%	Bi-annually	At maturity	-	-	200,000	200,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2.400.000	UF	6.63%	4.00%	Bi-annually	Bi-annually	12,390	12,390	74,339	99,119
93.007.000-9	SQM S.A	Chile	Chile	564	H	4.000.000	UF	6.43%	4.9%	Bi-annually	Bi-annually	-	-	165,197	165,197
93.007.000-9	SQM S.A	Chile	Chile	563	G	21.000.000.000	Ch$	6.19%	7.00%	Bi-annually	At maturity	-	41,412	-	41,412
93.007.000-9	SQM S.A	Chile	Chile	563	I	1.500.000	UF	5.88%	3.00%	Bi-annually	At maturity	-	61,949	-	61,949
93.007.000-9	SQM S.A	Chile	Chile	563	J	52.000.000.000	Ch$	5.37%	5.50%	Bi-annually	At maturity	-	102,544	-	102,544
				Total								12,390	218,295	439,536	670,221
				Bond issue costs								(731)	(3,739)	(5,209)	(9,679)
				Total								11,659	214,556	434,327	660,542

Debtor										Periodicity		12.31.2009 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		single	200.000.000	US$	6.79%	6.13%	Bi-annually	At maturity	-	-	200,000	200,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2.550.000	UF	6.63%	4.00%	Bi-annually	Bi-annually	10,111	10,111	65,718	85,940
				Total								10,111	10,111	265,718	285,940
				Bond issue costs								(781)	(438)	(3,059)	(4,278)
				Total								9,330	9,673	262,659	281,662

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

e)	Additional Information

-	Bonds

As of December 31, 2010, December 31, 2009 and January 1, 2009, ThUS$18,244,  ThUS$14,504 and ThUS$7,344, respectively are presented at short-term related to principal, current portion plus interest accrued at that date, not including borrowing costs and bonds issuance costs . In the long-term, non-current, the Company presented ThUS$950,288 as of December 31, 2010, ThUS$660,542 as of December 31, 2009 and ThUS$281,662 as of January 1, 2009 related to principal installments of Series C bonds, unique Series bonds, Series G bonds, Series H bonds, Series J bonds, Series I bonds and single series second issuance bonds.

As of December 31, 2010, December 31, 2009 and January 1, 2009 the details of each issuance are as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%

As of December 31, 2010 and 2009, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series C bonds.

Payments made	12.31.2010		12.31.2009
	UF	ThUS$	UF	ThUS$
Principal	150,000.00	6,298	150,000.00	5,967
Interest	99,515.01	4,175	105,456.30	4,191

Single Series bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125%  under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2010 and 2009, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Single Series bonds.

	12.31.2010	12.31.02009
	ThUS$	ThUS$
Interest payments	12,250	12,250

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2010 and 2009, the Company has made the following payments of principal and interest to comply with its obligations in relation to the the Series G and H bonds line:

	12.31.2010 ThUS$	12.31.2009 ThUS$
Interest G series	2,750	1,330
Interest H series	7,763	3,727

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of December 31, 2010 and 2009, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series J and I bonds:

	12.31.2010 ThUS$	12.31.2009 ThUS$
Interest J series	5,588	2,583
Interest I series	1,873	852

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.4	Financial liabilities (continued)

Single Series bonds (second issuance)

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 maturing in ten years beginning on the aforementioned date with an annual interest rate of 5.5%.

As of December 31, 2010 and 2009, the Company has made the following payments of principal and interest to comply with its obligations in relation to the second-issuance single series bonds.

	12.31.2010 ThUS$	12.31.2009 ThUS$
Interest payments	6,875	-

-	Commercial papers (promissory notes)

On March 24, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,875) in the Chilean market. These notes are denominated series 2-A, line 46 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

On December 15, 2009, the Company repaid Series 2-A.

On April 2, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,770) in the Chilean market. These notes are denominated series 1-B, line 47 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

Payments made	12.31.2010		12.31.2009
	ThCh$	ThUS$	ThCh$	ThUS$
Principal, Series 2-A	-	-	15,000,000	30,270
Principal, Series 1-B	15,000,000	29,040	-	-

9.5	Trade and other accounts payable

Type of trade and other accounts payable	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Current trade and other accounts payable

Trade accounts payable	151,516	184,499	109,465
Rentals	207	300	226
Other accounts payable	424	1,176	1,111
Total	152,147	185,975	110,802

The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company. The Company has purchase order as of December 31, 2010 which amounts ThUS$ 51,347 (December 31, 2009 ThUS$ 122,651 and January 1, 2009 ThUS$ 215,356)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.5	Trade and other accounts payable (continued)

Types of creditors and other accounts payable, non-current	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Lease liabilities	-	187	398
Total	-	187	398

9.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments, measured at fair value, the detail by type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12.31.2010	Effect on profit or loss as of 12.31.2010	12.31.2009	Effect on profit or loss as of 12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	15,818	(15,818)	3,993	(3,993)	5,029
Derivative instruments (options)	2,535	(2,535)	239	(239)	2,129
	18,353	(18,353)	4,232	(4,232)	7,158

Balances in the column “effect on profit or loss” consider the annual effects of agreements that were in force as of December 31, 2010.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.7	Financial asset and liability categories

Description of financial assets	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Financial assets at fair value through profit or loss	98,916	60,494	1,599
Financial assets available for sale	69,818	169,798	40,344
Investments held to maturity	118	113	101
Loans and accounts receivable	377,047	330,031	335,557
Financial assets available for sale	-	-	-
Total financial assets	545,899	560,436	377,601

Description of financial liabilities	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Financial liabilities at fair value through profit or loss	18,353	4,232	7,158
Financial liabilities measured at amortized cost	1,411,537	1.475,135	774,504
Total financial liabilities	1,429,890	1,479,367	781,662

9.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintained a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

On October 15, 2009, SQM Brazil directly provided a guarantee to governmental entities related to legal processes under development, in a note issued by BBVA Bancomer S.A.

As of December 31, 2010 and December 31, 2009, assets pledged as guarantees are detailed as follows:

Restricted cash	12.31.2010 ThUS$	12.31.2009 ThUS$
Isapre Norte Grande Ltda.	514	446
SQM Brasil Limitada	-	21
Total	514	467

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.9	Estimated fair value of financial instruments and derivative financial instruments

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk factors.

Methodologies and assumptions used depend on the risk terms and characteristics of each instrument, and include the following as a summary:

-	Cash equivalents approximate fair value due to the short-term maturities of these instruments.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with an original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market with similar terms.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Financial instruments (continued)

9.9	Estimated fair value of financial instruments and derivative financial instruments (continued)

The  Company’s instruments, listed  at carrying value and estimated fair value, are detailed as follows:

	12.31.2010		12.31.2009		01.01.2009
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	524,652	524,652	375,639	375,639	283,576	283,576
Current trade and other accounts receivable	375,945	375,945	325,823	325,823	334,791	334,791
Other current financial assets:
- Time deposits (L2)	69,818	69,818	169,798	169,798	40,344	40,344
- Derivative instruments (L2)	1,363	1,363	9,155	9,155	1,599	1,599
- Current hedging assets (L2)	4,997	4,997	1,616	1,616	-	-

Total other current financial assets	76,178	76,178	180,569	180,569	41,943	41,943
Other non-current financial assets:	118	118	113	113	101	101
Non-current hedging assets (L2)	92,556	92,556	49,723	49,723	-	-
Total other non-current financial assets	92,674	92,674	49, 836	49,836	101	101
Other current financial liabilities
- Bank loans	150,958	150,958	220,756	220,756	133,587	133,587
- Derivative instruments (L2)	18,353	18,353	4,232	4,232	7,158	7,158
- Hedging liabilities (L2)	-	-	-	-	2,233	2,233
- Unsecured obligations	18,244	18,244	43,867	43,867	7,344	7,344
Total other current financial Liabilities	187,555	187,555	268,855	268,855	150,322	150,322
Trade accounts payable	152,147	152,147	185,975	185,975	110,802	110,802
Other non-current financial liabilities:
- Bank loans	140,000	143,174	363,808	365,489	229,680	229,585
- Non-current hedging liabilities (L2)	-	-	-	-	8,798	8,798
- Unsecured obligations	950,188	1,092,026	660,542	734,618	281,662	346,739
Total other non-current financial liabilities	1,090,188	1,235,200	1,024,350	1,100,107	520,140	585,122

Fair value hierarchy

Fair value hierarchies correspond to:

Level 1 (L1): when only quoted (unadjusted) prices have been used in active markets.

Level 2 (L2) :when in a phase in the valuation process variables other than prices quoted in Level 1 have been used which are directly observable in markets.

Level 3 (L3): when in a phase in the valuation process, variables not based on observable market data have been used.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries

10.1	Disclosures on investments in subsidiaries

a)	Operations acquired in 2010

On February 2, 2010, the subsidiary SQM Beijin Comercial was formed, to which SQM Industrial S.A. contributed capital of ThUS$100, obtaining an equity interest of 100% in that entity.

b)	Operations acquired in 2009

On July 14, 2009, the subsidiary Comercial Agrorama Callegari Limitada was formed, to which Soquimich Comercial S.A. contributed capital of ThUS$1,021, thereby obtaining an equity interest of 70% in that entity.

On December 17, 2009, Soquimich European Holdings B.V. acquired 51% of SQM Agro India Private Ltda. for ThUS$50. Through this acquisition, it now holds an equity interest of 100% of this entity.  The Company conducted the valuation considering the carrying value of the equity of SQM Agro India Private Ltda., which does not significantly differ from its fair value determined at that date.

The Company controls all the subsidiaries in which it has more than 50% direct or indirect voting rights.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries (continued)

10.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2010 of the companies included in the consolidation process is detailed as follows:

12.31.2010
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100	652,776	61,542	714,318	610,283	11,599	621,882	134,842	29,622
Proinsa Ltda.	Chile	Chilean peso	60.58	227	1	228	-	-	-	-	-
SQMC Internacional Ltda.	Chile	Chilean peso	60.6382	302	-	302	-	-	-	-	(2)
SQM Potasio S.A.	Chile	US dollar	99.9974	58,331	604,872	663,203	2	172,351	172,353	-	139,838
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100	149,255	60,290	209,545	182,671	4,437	187,108	45,446	10,113
Isapre Norte Grande Ltda.	Chile	Chilean peso	100	570	591	1,161	581	154	735	4,018	20
Ajay SQM Chile S.A.	Chile	US dollar	51	15,299	2,378	17,677	6,833	747	7,580	54,948	2,049
Almacenes y Depósitos Ltda.	Chile	Chilean peso	100	413	52	465	1	-	1	-	(13)
SQM Salar S.A.	Chile	US dollar	100	365,830	658,793	1,024,623	273,758	98,885	372,643	631,151	185,315
Comercial Hydro S.A.	Chile	Chilean peso	60.6382	6,890	329	7,219	40	73	113	185	217
SQM Industrial S.A.	Chile	US dollar	100	1,063,080	596,723	1,659,803	854,130	51,512	905,642	690,541	130,230
Minera Nueva Victoria S.A.	Chile	US dollar	100	73,217	53,754	126,971	445	2,495	2,940	1,578	4,369
Exploraciones Mineras S.A.	Chile	US dollar	100	438	31,380	31,818	3,814	-	3,814	-	(178)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	100	645	93	738	224	367	591	1,897	(3)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	140,678	15,875	156,553	48,195	1,181	49,376	171,181	10,107
Agrorama Callegari Ltda.	Chile	Chilean peso	42.4468	5,024	1,492	6,516	4,998	117	5,115	6,910	(293)
SQM North América Corp.	United States	US dollar	100	109,944	15,448	125,392	90,533	2,644	93,177	226,249	8,143
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,227	-	5,227	-	-	-	-	(5)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	5	290	295	5,022	-	5,022	-	(124)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries (continued)

10.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	52,607	53,276	3,712	-	3,712	-	13,472
SQM Perú S.A.	Peru	US dollar	100	15,159	483	15,642	15,027	-	15,027	24,536	1,236
SQM Ecuador S.A.	Ecuador	US dollar	100	8,716	71	8,787	8,149	-	8,149	16,808	298
SQM Brasil Ltda.	Brazil	US dollar	100	295	75	370	1,180	-	1,180	771	17
SQI Corporation NV.	Dutch Antilles	US dollar	100	-	10	10	33	-	33	-	-
SQMC Holding Corporation L.L.P.	United States	US dollar	100	1,501	8,498	9,999	619	-	619	-	492
SQM Japan Co. Ltd.	Japan	US dollar	100	1,440	633	2,073	263	436	699	1,855	218
SQM Europe N.V.	Belgium	US dollar	100	358,214	454	358,668	341,425	-	341,425	861,596	7,107
SQM Italia SRL	Italy	US dollar	100	1,377	-	1,377	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,834	14,379	29,213	14,834	-	14,834	-	(1)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100	58,332	1,410	59,742	60,646	-	60,646	130,861	(1,523)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries (continued)

10.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
				Assets			Liabilities
Subsidiaries	Country	Functional currency	% Interest	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Operating Revenues ThUS$	Net profit (loss) ThUS$
SQM Investment Corporation N.V.	Dutch Antilles	US dollar	100	71,100	551	71,651	49,515	742	50,257	14,255	587
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	88,567	-	88,567	96,627	-	96,627	-	(9,058)
SQM Lithium Specialties LLP	United States	US dollar	100	15,786	3	15,789	1,264	-	1,264	-	(1)
Soquimich SRL Argentina	Argentina	US dollar	100	472	-	472	109	-	109	-	(83)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	339	-	339	1,080	-	1,080	-	(174)
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100	47	-	47	854	195	1,049	2,597	(173)
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51	27	1	28	17	-	17	128	4
Soquimich European Holding B.V.	Netherlands	US dollar	100	68,722	71,384	140,106	94,565	-	94,565	-	12,481
Fertilizantes Naturales S.A.	Spain	US dollar	66.67	16,515	(10)	16,505	15,175	-	15,175	64,748	749
Iodine Minera B.V.	Netherlands	US dollar	100	10,122	-	10,122	1	-	1	1,467	1,175
SQM Africa Pty Ltd.	South Africa	US dollar	100	38,463	147	38,610	36,736	-	36,736	94,111	149
SQM Venezuela S.A.	Venezuela	US dollar	100	80	-	80	402	-	402	-	(161)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	1,466	-	1,466	533	-	533	2,207	120
SQM Agro India Pvt. Ltd.	India	US dollar	100	231	4	235	149	-	149	-	(14)
SQM Beijin Commercial Co. Ltd.	China	US dollar	100	131	42	173	77	-	77	1,462	(4)
Total				3,426,343	2,254,796	5,681,139	2,824,693	347,935	3,172,628	3,186,348	546,318

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries (continued)

10.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2009 of the companies included in the consolidation process is detailed as follows:

12.31.2009
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100.00	455,452	66,564	522,016	447,246	11,956	459,202	167,562	45,972
Proinsa Ltda.	Chile	Chilean peso	60.58	209	1	210	-	-	-	-	4
SQMC Internacional Ltda.	Chile	Chilean peso	60.6382	281	-	281	-	-	-	-	5
SQM Potasio S.A.	Chile	US dollar	99.9974	100,257	498,631	598,888	1	198,902	198,903	-	101,711
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100.00	93,505	56,361	149,866	135,104	2,439	137,543	28,066	385
Isapre Norte Grande Ltda.	Chile	Peso Chileno	100.00	439	521	960	466	119	585	3,780	17
Ajay SQM Chile S.A.	Chile	US dollar	51.00	12,816	3,829	16,645	6,221	1,662	7,883	35,752	722
Almacenes y Depósitos Ltda.	Chile	Chilean peso	100.00	383	46	429	1	-	1	-	7
SQM Salar S.A.	Chile	US dollar	100.00	388,082	526,431	914,513	301,143	86,784	387,927	477,878	161,346
Comercial Hydro S.A.	Chile	Chilean peso	60.6382	6,105	365	6,470	44	66	110	69	256
SQM Industrial S.A.	Chile	US dollar	100.00	844,030	537,981	1,382,011	728,276	30,582	758,858	628,703	28,891
Minera Nueva Victoria S.A.	Chile	US dollar	100.00	68,861	55,213	124,074	1,928	2,484	4,412	1,895	3,812
Exploraciones Mineras S.A.	Chile	US dollar	100.00	403	31,344	31,747	3,565	-	3,565	-	(183)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	100.00	549	110	659	216	305	521	1,658	(33)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	144,525	15,133	159,658	54,876	1,145	56,021	188,072	3,503
Agrorama Callegari Ltda.	Chile	Chilean peso	42.4468	2,130	173	2,303	740	-	740	1,211	(7)
SQM North América Corp.	United States	US dollar	100.00	137,329	15,540	152,869	126,097	3,644	129,741	191,520	(761)
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100.00	5,232	-	5,232	-	-	-	-	(4)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100.00	6	287	293	4,896	-	4,896	-	(572)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries (continued)

10.1	Disclosures on investments in subsidiaries (continued)

12.31.2009
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue	Net profit (loss)
Nitrate Corporation of Chile Ltd.	England	US dollar	100.00	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100.00	669	39,365	40,034	3,688	-	3,688	-	1,523
SQM Perú S.A.	Peru	US dollar	100.00	29,200	144	29,344	29,965	-	29,965	17,791	(2,583)
SQM Ecuador S.A.	Ecuador	US dollar	100.00	6,218	81	6,299	5,992	-	5,992	12,960	(183)
SQM Brasil Ltda.	Brazil	US dollar	100.00	245	77	322	1,149	-	1,149	844	(131)
SQI Corporation NV.	Dutch Antilles	US dollar	100.00	-	7	7	31	-	31	-	(2)
SQM Japan Co. Ltd.	Japan	US dollar	100.00	1,075	509	1,584	103	326	429	1,395	10
SQMC Holding Corporation L.L.P.	United States	US dollar	100.00	1,443	7,678	9,121	358	-	358	-	1,632
SQM Europe N.V.	Belgium	US dollar	100.00	274,514	502	275,016	265,171	-	265,171	510,837	6,755
SQM Italia SRL	Italy	US dollar	100.00	1,485	-	1,485	19	-	19	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80.00	5	-	5	1	-	1	-	181
North American Trading Company	United States	US dollar	100.00	162	145	307	39	-	39	-	(1)
SQM Virginia LLC	United States	US dollar	100.00	14,834	14,380	29,214	14,834	-	14,834	-	(99)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100.00	60,370	2,128	62,498	61,880	-	61,880	129,083	(10,090)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments and disclosures on Investments in subsidiaries (continued)

10.1	Disclosures on investments in subsidiaries (continued)

12.31.2009
				Assets			Liabilities
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue	Net profit (loss)
SQM investment Corporation N.V.	Dutch Antilles	US dollar	100.00	136,349	847	137,196	115,793	572	116,365	14,746	(21,843)
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100.00	255,328	793	256,121	100,123	155,000	255,123	-	1,777
SQM Lithium Specialties LLP	United States	US dollar	100.00	15,787	3	15,790	1,264	-	1,264	-	(100)
Soquimich SRL Argentina	Argentina	US dollar	100.00	564	-	564	118	-	118	-	(14)
Comercial Caimán Internacional S.A.	Panama	US dollar	100.00	1,345	-	1,345	1,912	-	1,912	1,092	220
SQM France S.A.	France	US dollar	100.00	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100.00	20	-	20	664	185	849	2,830	(55)
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51.00	19	1	20	13	-	13	110	(14)
Soquimich European Holding B.V.	Dutch Antilles	US dollar	100.00	97,854	60,645	158,499	125,168	38	125,206	-	1,137
Fertilizantes Naturales S.A.	Spain	US dollar	66.67	16,872	3	16,875	16,293	-	16,293	52,872	(689)
Iodine Minera B.V.	Dutch Antilles	US dollar	100.00	8,959	-	8,959	14	-	14	1,330	1,864
SQM Africa Pty Ltd.	South Africa	US dollar	100.00	61,289	153	61,442	59,834	-	59,834	75,438	(1,181)
SQM Venezuela S.A.	Venezuela	US dollar	100.00	91	-	91	399	-	399	-	-
SQM Oceanía Pty Ltd.	Australia	US dollar	100.00	2,509	-	2,509	1,934	-	1,934	1,679	429
SQM Agro India Pvt. Ltd.	India	US dollar	100.00	242	3	245	284	-	284	-	(213)
SQM Dubai Fzco.	UAE	US dollar	-	-	-	-	-	-	-	5,198	-
Total				3,253,463	1,936,000	5,189,463	2,617,977	496,209	3,114,186	2,554,371	323,401

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 11 - Investments in associates accounted for using the Equity method

11.1	Investments in associates accounted for using the equity method

As of December 31, 2010, December 31, 2009 and as of January 1, 2009, in accordance with criteria established in Note 2.4 and Note 2.12, investments in associates accounted for using the equity method and investments in joint ventures are detailed as follows:

	Note Nº	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Investments in associates	11.1 to 11.3	38,262	35,163	36,934
Joint ventures	12.0 to 12.4	24,009	20,022	-

Total		62,271	55,185	36,934

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 11 - Investments in associates accounted for using the Equity method (continued)

11.2	Assets, liabilities, revenues and expenses of associates

12.31.2010
				Asstes			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	3,844	3	3,847	1,143	-	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	19,909	2,092	22,001	7,869	-	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	49,013	7,840	56,853	33,229	27	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	449	10,768	11,217	3,228	-	3,228	-	3,056
Foreign	Ajay North America	United States	US dollar	15,585	6,926	22,511	5,168	-	5,168	52,237	4,143
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Ajay Europe SARL	France	Euro	15,428	2,223	17,651	6,519	-	6,519	41,992	2,212
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	3,013	3,214	6,227	2,980	226	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	34	592	626	247	-	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,307	587	5,894	2,035	-	2,035	11,149	594
	Total			112,582	34,245	146,827	62,418	253	62,671	216,795	20,855
12.31.2009
				Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	1,850	2	1,852	1,195	-	1,195	2,362	354
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	14,559	2,746	17,305	5,163	-	5,163	26,173	1,547
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	36,022	6,032	42,054	22,545	2,525	25,070	58,850	3,678
Foreign	Nutrisi Holding N.V.	Belgium	Euro	(552)	14,913	14,361	1,494	-	1,494	-	(2,120)
Foreign	Ajay North America	United States	US dollar	12,471	7,046	19,517	3,848	-	3,848	28,594	4,097
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Ajay Europe SARL	France	Euro	12,830	2,325	15,155	4,181	-	4,181	20,788	1,449
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	2,708	3,858	6,566	2,542	275	2,817	5,400	882
Foreign	SQM Eastmed Turkey	Turkey	Euro	764	636	1,400	998	-	998	793	(11)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	6,119	574	6,693	2,999	-	2,999	9,691	430
	Total			86,771	38,132	124,903	44,965	2,800	47,765	152,631	10,306

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 11 - Investments in associates accounted for using the Equity method (continued)

11.3	Details of investments in associates

 The interest of SQM S.A., in its associates is detailed as follows:

Associate Name	Main Activities of Associate	% Interest	Investment 12.31.2010 ThUS$	Investment 12.31.2009 ThUS$	Investment 01.01.2009 ThUS$
Sales de Magnesio Ltda.	Magnesium salt trader.	50%	1,352	328	473
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and trade of specialty vegetal nutrients in the Middle East.	50%	7,066	6,072	5,278
Ajay North America L.L.C	Production and trade of iodine by-products.	49%	7,251	6,653	4,892
Doktor Tarsa Tarim Sanayi AS	Distribution and trade of specialty vegetal nutrients in Turkey.	50%	11,799	8,492	11,212
Nutrisi Holding N.V.	Holding	50%	3,551	6,239	6,823
Ajay Europe SARL	Production and distribution of iodine and iodine products	50%	4,076	3,920	4,282
Mirs Specialty Fertilizers S.A.E.	Production and trade of liquid fertilizers for Egypt	47.4857%	1,435	1,780	2,247
SQM Agro India PVT Ltda.	Agent and distributor of specialty vegetal nutrients.	49%	-	-	94
SQM Eastmed Turkey	Production and trade of specialty products	50%	189	201	219
SQM Thailand Co. Ltd.	Distribution and trade of specialty vegetal nutrients.	40%	1,543	1,478	1,414
Total			38,262	35,163	36,934

The Company does not have an interest in unrecognized losses in investments in associates.

The Company does not have any associates not accounted for using the equity method.

Note 12 - Joint Ventures

12.1	Policy for accounting for joint ventures in a Parent Company’s separate financial statements

The method for the recognition of joint ventures in which equity interest is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets which correspond to the investor.  Profit for the year of the investor will receive the portion which belongs to it in profit or loss of the entity under joint control.

12.2	Disclosures on interest in joint ventures

a)	Operations acquired in 2010

On March 4, 2010, SQM Industrial entered an agreement with Qingdao Star Plant Protection Technology Co., Ltd., by means of which the companies formed a joint venture, SQM Qingdao-Star Co, Ltd. Each party made a capital contribution of ThUS$2,000 for an interest of 50%.

On June 24, 2010, SQM Industrial S.A. made a contribution of ThUS$2,500 in SQM Migao Sichuan.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Joint Venturesn (continued)

12.2	Disclosures on interest in joint ventures (continued)

b)	Operations acquired in 2009

On October 9, 2009, the subsidiary Soquimich European Holdings formed a joint venture with Coromandel Fertilizers Limited, Coromandel SQM. Each party made capital contributions of ThUS$2,200 for an interest of 50%.

On March 18, 2009, a shareholder agreement was entered to incorporate Sichuan SQM-Migao Chemical Fertilizer Co. Ltda. and the process for the registration and obtaining of licenses ended on September 1, 2009.

SQM Industrial S.A. made its first capital contribution of ThUS$3,000 on November 6, 2009 from a total contribution of ThUS$10,000 by each party. Contributions will be paid in 2010.

On December 29, 2009, a joint venture agreement was entered into with the Roullier Group for the SQM Dubai-FZCO, thereby decreasing the Company’s interest from 100% to 50%. On the same date, the company changed its name to SQM Vitas.

This transaction resulted in an effect on profit of ThUS$3,019, which is presented under other gains (losses).

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 12 - Policy and disclosures on interest in Joint Ventures (continued)

12.3	Detail of assets, liabilities and results of investments in joint ventures by company as of 12.31.2010 and 12.31.2009, respectively:

12.31.2010
				Assets			Liabilities
Tax ID	Associate	Country	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182

12.31.2009
				Assets			Liabilities
Tax ID	Associate	Country	Functional Currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	6,414	2,146	8,560	92	-	92	-	(33)	(33)
Foreign	Coromandel SQM	India	Indian Rupee	-	1,060	1,060	-	-	-	-	-	-
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	25,913	5,543	31,456	(1,551)	-	(1,551)	1,893	(1,821)	72
	Total			32,327	8,749	41,076	(1,459)	-	(1,459)	1,893	(1,854)	39

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 12 - Policy and disclosures on interest in Joint Ventures (continued)

12.4	Amount of net gain (loss) on investments in joint ventures by company is detailed as follows:

Associate Name	Main Activities of Associate	% Interest	Investment	Investment	Investment
			12.31.2010	12.31.2009	01.01.2009
			ThUS$	ThUS$	ThUS$
Coromandel SQM	Production and distribution of potassium nitrate	50%	432	530	-
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	5,461	2,988	-
SQM Vitas	Production and trade of vegetal and animal specialty and industrial hygiene nutrition goods	50%	17,102	16,504	-
SQM Quindao-Star Co. Ltda.	Production and distribution of Vegetal Nutrition Solutions NPK solubles	50%	1,014	-	-
Total			24,009	20,022	-

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Intangible assets and goodwill

13.1	Balances

Balances	12.31.2010	12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$

Intangible assets other than goodwill	3,270	2,836	3,525
Goodwill	38,388	38,388	38,388

Total	41,658	41,224	41,913

13.2	Disclosures on intangible assets and goodwill

Intangible assets relating to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main types of intangible assets as of December 31, 2010,    December 31, 2009 and January 1, 2009 are detailed as follows:

Description of types of intangible assets	Useful life	12.31.2010 ThUS$

Goodwill	Indefinite	38,388
Water rights	Indefinite	1,547
Rights of way,net	Finite	395
Industrial patents, net	Finite	501
Trademarks, net	Finite	4
IT programs, net	Finite	823

Total		41,658

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill (continued)

Description of types of intangible assets	Useful life	12.31.2009 ThUS$
Goodwill	Indefinite	38,388
Water rights	Indefinite	1,549
Rights of way, net	Finite	395
Industrial patents, net	Finite	570
Trademarks, net	Finite	-
IT programs, net	Finite	322

Total		41,224

Description of types of intangible assets	Useful life	01.01.2009 ThUS$

Goodwill	Indefinite	38,388
Water rights	Indefinite	1,897
Rights of way, net	Finite	409
Industrial patents, net	Finite	650
Trademarks, net	Finite	159
IT programs, net	Finite	410

Total		41,913

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Intangible assets and Goodwill (continued)

13.2 Disclosures on intangible assets and goodwill (continued)

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar factor that constitute its useful life.

The estimated useful life for software is three years. For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or the rights that generate them.

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express amortization is useful life.

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	1 year	20 years
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Disclosure on internally-generated assets

The Company has no internally-generated intangible assets.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Intangible assets and Goodwill (continued)

13.2 Disclosures on intangible assets and goodwill (continued)

e)	Movements in identifiable intangible assets as of December 31, 2010

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net ThUS$

Opening balance	38,388	1,549	395	570	-	322	41,224

Additions	-	92	-	-	-	839	931
Amortization	-	-	-	(69)	(368)	(338)	(755)
Other increases (decreases)	-	(94)	-	-	372	-	278

Ending balance	38,388	1,547	395	501	4	823	41,658

Movements in identifiable intangible assets as of December 31, 2009

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net ThUS$

Opening balance	38,388	1,897	409	650	159	410	41,913

Additions	-	51	-	-	-	124	175
Amortization	-	-	(14)	(80)	(159)	(212)	(465)
Other increases (decreases)	-	(399)	-	-	-	-	(399)

Ending balance	38,388	1,549	395	570	-	322	41,224

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Property, plant and equipment

As of December 31, 2010, December 31, 2009 and January 1, 2009, property, plant and equipment are detailed as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Property, plant and equipment, net

Construction-in-progress	356,551	379,416	234,757
Land	107,869	108,356	106,800
Buildings	88,320	86,252	66,813
Plant and equipment	492,525	453,859	461,277
IT equipment	3,897	3,853	3,526
Fixed installations and accessories	327,511	193,893	152,176
Motor vehicles	48,936	55,341	41,309
Other property, plant and equipment	28,364	19,576	9,873
Total	1,453,973	1,300,546	1,076,531

Property, plant and equipment, gross

Construction-in-progress	356,551	379,416	234,757
Land	107,869	108,356	106,800
Buildings	221,715	212,751	184,061
Plant and equipment	1,184,270	1,090,769	1,012,711
IT equipment	22,759	21,573	19,540
Fixed installations and accessories	531,423	368,419	304,360
Motor vehicles	151,544	154,887	130,154
Other property, plant and equipment	47,910	37,962	32,410
Total	2,624,041	2,374,133	2,024,793

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation of buildings	133,395	126,499	117,248
Accumulated depreciation plant and equipment	691,745	636,910	551,434
Accumulated depreciation of IT equipment	18,862	17,720	16,014
Accumulated depreciation of fixed installations and accessories	203,912	174,526	152,184
Accumulated depreciation of motor vehicles	102,608	99,546	88,845
Accumulated depreciation of other PP&E	19,546	18,386	22,537
Total	1,170,068	1,073,587	948,262

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2010 and December 31, 2009:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2010	Construction in- progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

Changes
Additions	295,357	386	1,021	512	123	41	450	-	126	298,016
Divestitures	-	(26)	(114)	(3,391)	(26)	-	-,	-	(116)	(3,673)
Depreciation expense	-	-	(9,226)	(88,640)	(1,537)	(29,342)	(11,837)	-	(3,326)	(143,908)
Increase(decrease) in foreign currency exchange	-	-	2	55	-	14	13	-	2	86
Reclassifications	(315,722)	-	10,385	130,130	1,484	162,905	4,969	-	5,849	-
Others Increases / Decreases	(2,500)	(847)	-	-	-	-	-	-	6,253	2,906

Total changes	(22,865)	(487)	2,068	38,666	44	133,618	(6,405)	-	8,788	153,427

Ending balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2010 and December 31, 2009, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2009	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	234,757	106,800	66,813	461,277	3,526	152,176	41,309	-	9,873	1,076,531

Changes
Additions	373,686	1,560	-	306	148	9	233	-	128	376,070
Divestitures	(4,405)	-	(324)	(1,172)	(9)	(108)	(6)	-	(134)	(6,158)
Depreciation expense	-	-	(8,459)	(90,446)	(1,585)	(22,426)	(10,480)	-	(3,014)	(136,410)
Increase(decrease) in foreign currency exchange	-	-	3	54	-	-	1	-	3	61
Reclassifications	(221,569)	-	28,055	94,914	1,737	64,249	24,284		8,330	-
Capitalization of soil	(5,446)	-	-	-	-	-	-	-	-	(5,446)
Disposal of Assets	-	(4)	-	(5,038)	-	(7)	-	-	-	(5,049)
Others Increases / Decreases	2,393	-	164	(6,000)	-	-	-	-	4,390	947

Total changes	144,659	1,556	19,439	(7,382)	291	41,717	14,032	-	9,703	224,015

Ending balance	379,416	108,356	86,252	453,895	3,817	193,893	55,341	-	19,576	1,300,546

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions on titles or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional Information

1)	Assets recognized at fair value

As part of the process for the first-time adoption of IFRS, the Company opted to measure certain assets at fair value as deemed cost at the transition date of January 1, 2009.  These amounts were determined by an external specialist. The revaluation of assets resulted in an adjustment against retained earnings as of January 1, 2009 of ThUS$54,366. The adjusted balance of property, plant and equipment assets which were previously restated to fair value as of January 1, 2009 is as follows:

	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Land	1,332	1,332	1,332
Buildings, net	2,210	2,241	2,426
Plant and equipment, net	33,069	42,335	53,576
IT equipment, net	1	1	1
Fixed installations and accessories, net	1,799	1,840	2,031
Other property, plant and equipment, gross	882	918	1,091
Total	39,293	48,667	60,457

2)	Leased property, plant and equipment

Investment properties include leased assets, detailed as follows:
	12.31.2010	12.31.2009	01.01.2009
Description of assets	ThUS$	ThUS$	ThUS$

2 floors of the Las Americas Building, net	1,373	1,405	1,436
Total (net)	1,373	1,405	1,436

3)	Interest capitalized in construction-in-progress

Capitalized interest amounted to ThUS$ 25,947 as of December 31, 2010   and ThUS$ 19,231 as of December 31, 2009.

Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of the asset, such as in the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues that inhibit the asset’s maintenance in good conditions for its use.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Leases

15.1	Disclosures on finance leases, lessee

The asset acquired under a finance lease relates to a contract that the Company. has with Inversiones La Esperanza S.A., which began in June 1992 and ends on June 31, 2011. The agreement entered into indicates 230 installments of UF 663.75 each, with an annual interest rate of 8.5%.

The Company maintains finance lease arrangements as lessee for which there are no contingent installments or restrictions to report.

The net carrying amount as of December 31, 2010 amounted to ThUS$1,373 and as of December 31, 2009 and January 1, 2009 amounted to ThUS$ 1,405 and ThUS$ 1,436, respectively.

15.2	Reconciliation of minimum finance lease payments, lessee

The reconciliation between the total gross investment and the present value is detailed as follows:

Minimum	12.31.2010 ThUS$			12.31.2009 ThUS$			01.01.2009 ThUS$
payments to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value
Not exceeding oneene year	213	(6)	207	329	(29)	300	268	(43)	225
Between 1 and 5 years	-	-	-	192	(5)	187	425	(28)	397
Total	213	(6)	207	521	(34)	487	693	(71)	622

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Employee benefits

16.1	Accruals for employee benefits

	12.31.2010	12.31.2009	01.01.2009
Types of benefits and expenses by employee	ThUS$	ThUS$	ThUS$
Current
Profit sharing and bonuses	44,011	16,375	22,112
Total	44,011	16,375	22,112

Non- current
Profit sharing and bonuses	800	20,082	12,000
Severance indemnities	27,208	28,682	20,186
Pension Plan	702	1,709	2,873
Total	28,710	50,473	35,059

16.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sick leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare services, housing, subsidized or free goods or services.  These benefits will be paid over a term not exceeding twelve months.

The Company only has employee benefits for active employees, with the exception of SQM North America, as explained in 16.4 below.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year calculated based on the net income for the period, applying a factor obtained subsequent to the employee evaluation process.

Employee benefits include bonuses for officers of the Company according to the price per share of the Company and are paid in cash. The short-term portion is presented as the current employee benefits accrual while the long-term portion is presented as non-current.

The bonus provided to the Company’s directors is calculated based on net income for the year at each year-end and will consider the application of a percentage factor.

The benefit relates to vacations (short-term benefits to employees) as provided in the Chilean Labor Code, which indicates that employees with more than a year of service will be entitled to annual holidays for a period of not less than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Employee benefits (continued)

16.2	Policies on defined benefit plan (continued)

Employee termination benefits are agreed upon and payable based on the last salary for each year of service to the Company or with certain maximum limits in respect to the number of years to be considered or with respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company, and the right to collect can be obtained for different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 and effective since October 14, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code.  Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

16.3	Other long-term benefits

Other long-term benefits relate to employee termination benefits and are recorded at their actuarial value.

	12.31.2010	12.31.2009	01.01.2009
Employee termination benefits at actuarial value	ThUS$	ThUS$	ThUS$
Employee termination benefits, Chile	26,577	28,170	19,478
Other obligations in foreign companies	631	512	708
Total other non-current liabilities	27,208	28,682	20,186

SQM North America’s pension plan	702	1,709	2,873
Total post-employment obligations	702	1,709	2,873

Employee termination benefits have been calculated using the actuarial assessment method of the Company’s obligations with respect to employee termination benefits, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement, under conditions agreed upon in the respective agreements established between the Company and its employees.

Under the indemnity fund benefit plan, the Company retains the obligation for the payment of employee termination benefits related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of flows expected to be used was 6%.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Employee benefits (continued)

16.3	Other long-term benefits (continued)

Benefit payment conditions

The employee termination benefit relates to remuneration days per year worked for the Company with no limit on salary or years of service to the Company, when employees cease to work for the Company due to turnover or death.  In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pension system provided in Decree Law 3,500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, the Company used a mathematical simulation model that was programmed using a computer and processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. ThUS, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which the person reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all employees covered by the agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 Retirement Benefit Costs.

16.4	Employee post-retirement obligations

The Company’s subsidiary SQM North America has established with its employees certain pension plans for retired employees, which are calculated by measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using an interest rate of 6.5% for 2010 and 2009. The net balance of this liability is presented under Non-current accruals for employee benefits.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Employee benefits (continued)

16.4	Employee post-retirement obligations (continued)

The table below establishes the status of the financing plan and the amounts recognized in the consolidated balance sheet:

	12.31.2010	12.31.2009
	ThUS$	ThUS$
Variation in projected benefit obligation (liability):
Benefit liability at the beginning of year	6,792	6,631
Cost of service	1	1
Interest cost	427	423
Actuarial loss	(374)	33
Benefits paid	(297)	(297)
Benefit obligation (liability) at year-end	6,549	6,791

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	5,082	3,758
Contributions by the employer	192	448
Actual return (loss) on plan assets	869	1,173
Benefits paid	(296)	(297)
Fair value of the plan’s assets at year-end	5,847	5,082

Accrued liability pension plan	(702)	(1,709)

Items not yet recognized as net regular pension-related cost elements:
Net actuarial loss at the beginning of year	(3,056)	(4,186)
Amortization during the period	155	235
Net gain or loss during the period	865	895
Adjustment made to recognize the minimum pension-related liability	(2,036)	(3,056)

As of December 31, 2010 and December 31, 2009 the net regular pension-related expense was composed of the following elements:

	12.31.2010	12.31.2009
	ThUS$	ThUS$

Costs or benefits of services earned during the period	1	1
Cost of interest in benefit liability	427	423
Actual return in plan’s assets	(869)	(1,173)
Amortization of loss from prior periods	154	198
Net gain for the period	492	889
Net regular pension-related expense	(205)	338

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Employee benefits (continued)

16.4	Employee post-retirement obligations (continued)

As of December 31, 2010 and December 31, 2009 distributions of the plan assets (SQM North America) by category are detailed as follows:

	12.31.2010	12.31.2009

Growth securities (US instruments)	59%	59%
International securities (US instruments)	25%	25%
Taxable bonds (US instruments)	14%	14%
Money market funds (US instruments)	2%	2%
	100%	100%

16.5	Employee termination benefits

Severance pays calculated at actuarial value present the movements below:

	12.31.2010 ThUS$	12.31.2009 ThUS$

Initial balance	(28,682)	(20,186)
Cost of current service	(3,583)	(10,072)
Interest cost	(1,889)	(1,440)
Actuarial gains/ losses	88	242
Benefits paid	6,858	2,774
Balance as of December 31	(27,208)	(28,682)

The severance pay liability is valued using the actuarial value method, for which purpose the company uses the following actuarial hypotheses:

	12.31.2010	12.31.2009

Mortality table	RV - 2009	RV - 2004
Real annual interest rate	6%	6%
Voluntary resignation turnover rate:
Men	0.9%	0.93%	annual
Women	1.53%	1.47%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Executive compensation plan

The Company counts on a compensation plan for its executives, by means of the granting of payments based on the SQM share price change, paid in cash, and the executives may exercise their rights until the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 42 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May corresponding to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by the Board of Directors of the Company. The base price is fixed by the Company, which for this compensation plan amounts to US$ 50 per share, for those granted in the year 2010, and US$ 9.30 for the shares granted since 2005.

Compensation plan appraisal method and patterns

The Company used the following variables with the purpose of determining the average fair value of these options.

Variables and receptiveness to change of the pattern	12.31.2010	12.31.2009	01.01.2009
Expected volatility (%)
SQM Annualized (*)	21.51%	31.79%	45.49%
Ch. $/USD Annualized (*)	10.00%	11.20%	10.95%
Interest rate free of risk (%)	2.40%	2.15%	6.08%
Expected life of the option (years)	3.3 years	2 years	2 years
Average price of the share (US$)	57	38	24
Dividend yield	1.61%	3.66%	2.76%
Period covered	60 months	24 months	36 months
Pattern used	Binomial	Binomial	Binomial

(*) calculated based on 252 trading days

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Executive compensation plan (continued)

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2010 are the following:

Movement for the period	12.31.2010	12.31.2009	01.01.2009
In effect as of January 1	1,210,000	1,455,000	1,455,000
Granted during the fiscal year	2,370,000	-	-
Exercised during the fiscal year	150,000	245,000	-
In circulation as of December 31	3,430,000	1,210,000	-
Average contractual life	60 months	24 months	36 months

The amounts accrued by the plan, as of December 31, 2010 and 2009, amount to:

Result effect	12.31.2010 ThUS$	12.31.2009 ThUS$
Amount accrued	22,782	12,663
Total accrued compensation	22,782	12,663

Note 18 - Equity Disclosures

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

18.1	Capital management

The main object of capital management relative to the administration of the Company’s equity is to administer the capital of SQM group as follows:

-	Ensure the regular conduct of operations and business continuity in the long term.
-	Ensure financing of new investments in order to maintain steady growth.
-	Have an adequate capital structure in accordance with the cycles of the economy that have an impact on the business and the nature of the industry.
-	Maximize the value of SQM group in the mid and long term.

According to the foregoing, the capital requirements are included on the basis of the financing requirements of the group, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Equity Disclosures (continued)

18.2	Disclosures on preference share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the President of the Company results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2010, December 31, 2009 and January 1, 2009, the Group does not maintain shares in the parent company either directly or through its companies in which it has investments.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Equity Disclosures (continued)

18.2	Disclosures on preference share capital (continued)

Detail of types of capital in preference shares:

Type of capital in preferred shares	12.31.2010		12.31.2009		01.01.2009
Description of type of capital in preferred shares	Serie A	Serie B	Serie A	Serie B	Serie A	Serie B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-	-	-
Amount of reserves ThUS$	-	-	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2010, December 31, 2009 and January 1, 2009, the Company has not placed any new issuances of shares on the market.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Shareholders’ Equity Disclosures (continued)

18.3	Dividend policy

As required by Article 79 of the Chilean Shareholders’ Company Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of consolidated profit for the year ended December 31, 2009 unless and except to the extent that it has a deficit in retained earnings (losses not absorbed in prior years.)

The Company’s dividend policy for 2010 wasdetailed as follows:

-	Distribution and payment in favor of each shareholder of a final dividend that will be equivalent to 50% of profit for the year obtained in 2010.

-
Distribution and payment during 2010, of an interim dividend which is recorded against the aforementioned final dividend. This interim dividend was paid (see below) during the last quarter of 2010, and its amount did not exceed 50% of the retained earnings for distribution obtained during 2010, which are reflected in the Company’s financial statements as of September 30, 2010.

-
The distribution and payment by the Company of the remaining balance of the final dividend related to profit for the year for the 2010 fiscal year in up to two installments, which must be effectively paid and distributed prior to June 30, 2011.

-
An amount equivalent to the remaining 50% of the Company’s profit for the year for 2010 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice to the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional or interim dividends.

18.4	Interim dividends

On November 23, 2010 the Board of the Company agreed to pay interim dividends amounting to ThUS$ 110,000, payable from December 15, 2010.

At a Board of Directors meeting held on April 29, 2010, the Directors unanimously agreed to reduce its distribution of dividends.  This means that a final dividend of US$ 0.62131 per share will be paid in relation to net profit for the year. Notwithstanding the above, US$ 0.37994 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$ 0.24137 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders ‘registry as of   the fifth business day prior to the day in which this dividend will be paid.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Shareholders’ Equity Disclosures (continued)

18.4	Interim dividends (continued)

At a Board of Directors meeting held on November 17, 2009, the Directors agreed to pay and distribute an interim dividend of US$0.37994 per share. This dividend totaled approximately ThUS$100,000 and is equivalent to 40% of distributable 2009 profit for the year, accumulated as of December 31, 2009. This dividend is payable in relation to to net income for the period for that commercial year to SQM shareholders registered in the respective shareholders’ registry as of the fifth business day prior to December 16, 2009, in its equivalent in Chilean pesos, based on the observed dollar exchange rate as published in the Official Gazette prevailing on December 10, 2009.

As of December 31, 2010, a provision of ThUS$4.637 was recognized due to minimum dividend. Due to what is expressed above, the dividends deducted from equity are as follows:

	12.31.2010 ThUS$	12.31.2009 ThUS$

Final dividend	63,527	175,493
Interim dividend	110,000	100,000
Minimum dividend accrual	4,637	-
Total	178,164	275,493

Note 19 - Provisions and other non-financial liabilities

19.1	Types of provisions

	12.31.2010	12.31.2009	01.01.2009
Description of types of provisions	ThUS$	ThUS$	ThUS$

Other current provisions

Provision for legal complaints (*)	2,590	590	715
Other provisions – see below	12,424	15,852	8,836
Total	15,014	16,442	9,551

Other non-current provisions

Other provisions	2,000	-	-
Mine closers	3,500	3,500	3,181
Other current provisions	5,500	3,500	3,181

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution is pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose.
This provision relates mainly to the litigation of its subsidiary locaited in Brazil (see note 20.1, number 2) and other minor litigations.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Provisions and other non-financial liabilities (continued)

19.2	Description of other provisions

Description of other provisions	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Current provisions, other provisions
Provision for tax loss in fiscal litigation	1,634	1,564	1,284
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	5,182	3,752	5,256
Temporary closer of “El Toco operation”	3,264	6,500	-
Retirement plan	880	2,500	-
Miscellaneous provisions	1,464	1,536	2,296
Total	12,424	15,852	8,836
Other long-term provisions
Mine closure	3,500	3,500	3,181
Total	3,500	3,500	3,181

19.3	Other non-financial liabilities, current

Description of other liabilities	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Tax withholdings	5,529	6,043	594
VAT payable	12,416	4,733	5,322
Guarantees received	1,028	1,016	2,511
Accrual for minimum dividend	4,637	-	50,421
Monthly tax provisional payments	8,171	5,071	10,345
Deferred income	14,350	16,537	31,722
Withholdings from employees and salaries payable	4,936	4,858	4,199
Vacation accrual	14,854	13,897	10,518
Other current liabilities	1,538	50	50
Total	67,459	52,205	115,682

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Provisions and other non-financial liabilities (continued)

19.4	Movements in provisions as of December 31, 2010

Description of items that gave rise to variations	Legal complaints	Other provisions	Total
	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	590	19,352	19,942
Additional provisions	4,000	14,301	18,301
Provision used	-	(19,583)	(19,583)
Increase (decrease) in foreign currency translation	-	74	74
Total provisions, final balance	4,590	15,924	20,514

19.4	Movements in provisions as of December 31, 2009

Description of items that gave rise to variations	Legal complaints	Other provisions	Total
	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	715	12,017	12,732
Changes in provisions:
Additional provisions	200	14,604	14,804
Provision used	(325)	(6,898)	(7,223)
Increase (decrease) in foreign currency translation	-	(371)	(371)

Total provisions, final balance	590	19,352	19,942

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Provisions and other non-financial liabilities (continued)

19.5	Detail of main types of provisions and other non-financial liabilitiess

Legal expenses: this provision depends on the pending resolution of a legal lawsuit.  .

Tax accrual in tax litigation: this accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis.  The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amountsare performed on a quarterly basis.

Temporary closure of El Toco operation: The Company’s Board of Directors unanimously agreed to approve the temporary closure of the Toco and Pampa Blanca mining sectors.  The Company accrued a legal severance indemnity for the employees subject to this closure. Additional benefits that will be paid to employees will correspond to 2010 expenses.

Retirement plan: corresponds to a benefit agreed upon with employees to retire from the Company.  Those employees who invoked the agreed-upon plan signed their consent as of December 31, 2009.   The effective retirement date was during 2010, but part of this benefit is pending for 2011.

Note 20 - Contingencies and restrictions

According to note 19.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”.  The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

20.1	Lawsuits and other relevant events

1.	Plaintiff	: Compañía de Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date	: December 1994
	Court	: Civil Court in Pozo Almonte
	Reason	: Nullity of mining concession Cesard 1 to 29
	Status	: Evidence provided
	Nominal value	: ThUS$ 211

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Contingencies and restrictions (continued)

20.1	Lawsuits and other relevant events (continued)

2.	Plaintiffs	: JB Comércio de Fertilizantes e Defensivos Agrícolas Ltda. (JB)
	Defendants	: Nitratos Naturais do Chile Ltda. (NNC)
	Date	: December 1995
	Court	: MM 1ª. Vara Civel de Comarca de Barueri, Brasil.
	Reason	: Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	: First instance against NNC.
	Nominal value	: ThUS$1,800

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date	: November 1999
	Court	: Civil Court in Pozo Almonte
	Reason	: Nullity of mining concession Paz II 1 to 25
	Status	: Evidence provided
	Nominal value	: ThUS$ 162

4.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date	: November 1999
	Court	: Civil Court in Pozo Almonte
	Reason	: Nullity of mining concession Paz III 1 to 25
	Status	: Evidence provided
	Nominal value	: ThUS$ 204

5.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendants	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	: December 2008
	Court	: 1st Civil Court of Santiago
	Reason	: Labor Accident
	Status	: At hearing stage
	Nominal value	: ThUS$ 550

6.	Plaintiff	: Agraria Santa Aldina Limitada.
	Defendants	: SQM Perú S.A.
	Date	: June 2009
	Court	: Civil Court in Pisco - Peru
	Reason	: Claim for damages for alleged breach of terms of product distribution contracts.
	Status	: Settlement, at present being implemented
	Nominal value	: ThUS$ 400

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Contingencies and restrictions (continued)

20.1	Lawsuits and other relevant events (continued)

7.	Plaintiffs	: Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra,
E		Eduardo Fajardo Beltran and Martina Fajardo Beltran.
	Defendants	: SQM Salar S.A. and insured parties
	Date	: November 2009
	Court	: 20th Civil Court in Santiago
	Reason	: Labor accident
	Status	: Evidence
	Nominal value	: ThUS$ 1,880

8.	Plaintiff	: Poli Instalaciones Limitada
	Defendant	: SQM Industrial S.A.
	Date	: August 2010
	Court	: Arbitral Court
	Reason	: Claim for damages resulting from the exercise of a contractual clause under which the contract may be terminated in advance
	Status	: Discovery stage
	Nominal value	: ThUS$ 484

9.	Plaintiff	: Newland S.A.
	Defendant	: SQM Industrial S.A.
	Date	: August 2010
	Court	: Arbitral Court
	Reason	: Claim for damages due to alleged breach of obligations
	Status	: Discovery stage
	Nominal value	: ThUS$480

10.	Plaintiffs	: María Loreto Lorca Morales, Nathan Guerrero Lorca, Maryori Guerrero
Lorca, Abraham Guerrero Lorca, Esteban Guerrero Lorca and María Sol
Osorio Tapia et all
	Defendants	: Gonzalo Daved Valenzuela, Julio Zamorano Avendaño, Comercial
Transportes y Servicios Generales Julio Zamorano Avendaño E.I.R.L.,
And in solidum SQM S.A. and insurers
	Date	: August 2010
	Court	: 2nd Civil Court of Iquique
	Reason	: Claim for damages resulting from the crash of two trucks in July 2008 near
Pozo Almonte, causing the death of Mr. Alberto Galleguillos Monardes
And Mr. Fernando Guerrero Tapia
	Status	: Hearing stage ended.
	Nominal value	: ThUS$3,500

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Contingencies and restrictions (continued)

20.1	Lawsuits and other relevant events (continued)

11.	Plaintiff	: Sociedad Chilena del Litio Ltda.
	Defendant	: SQM Salar S.A.
	Date	: December 2010
	Court	: Arbitral
	Reason	: Payment of sales prices
	Status	: At hearing stage
	Nominal value	: ThUS$2,000

12.	Plaintiff	: City of Pomona, California USA
	Defendant	: SQM North America Corp (SQM NA) and the Company
	Date	: December 2010
	Court	: United States District Court for the Central District of California
Reason
:  Claim for damages incurred by the city of Pomona, as a result of the alleged responsibility in the perchlorate contamination of municipal underground water wells that feed the freshwater system in the city

	Status	: Discovery statge. The Company has been named but has not yet been served.
	Nominal value	: Unspecified

13.	Plaintiff	: City of Lindsay, California USA
	Defendant	: SQM North America Corp (SQM NA) and the Company
	Date	: December 2010
	Court	: United States District Court for the Eastern District of California
Reason
:  Claim for damages incurred by the city of Lindsay, as a result of the alleged responsibility in perchlorate contamination of municipal underground water wells that feed the freshwater system in the city

	Status	: Discovery stage. The Company has been named but has not yet been served.
	Nominal value	: Unspecified

The Company has been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$ 700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to theseare currently in full force and effect.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Contingencies and restrictions (continued)

20.1	Lawsuits and other relevant events (continued)

The Company has not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$ 150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate nominal and individual amount of ThUS$ 150.

20.2   Restrictions

Bank loans of the Company have similar restrictions to the loans of a similar nature that have been valid at the appropriate times and that amongst others relate to maximum indebtedness and minimum equity. Save for the foregoing, The Company. is not exposed to other restrictions or limits on financial indicators relating to contracts and agreements with creditors.

20.3   Commitment

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 18,177 as of December 31, 2010 (ThUS$ 17,747 as of December 31, 2009).

20.4   Restricted or pledged cash

The subsidiary Isapre Norte Grande S.A. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda.on a daily basis. As of December 31, 2010, the guarantee amounts to ThUS$ 514.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Contingencies and restrictions (continued)

20.5   Collateral received from third parties

The main collateral received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$6,389 as of December 31, 2010; as of December 31, 2009 these amounted to ThUS$6,523 and as of January 1, 2009 amounted to ThUS$5,302 which are detailed as follows:

Entity name	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$

Llanos y Wammes Soc. Com. Ltda	2,037	2,037	1,727
Fertglobal Chile Ltda.	3,352	3,352	2,671
Tattersall Agroinsumos S.A.	1,000	1,134	904

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Contingencies and restrictions (continued)

20.6 Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-	-
Banque Nationale de Paris	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
San Francisco Branch	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-	-
Royal Bank of Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Citibank N.Y	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading A..V.V.	Subsidiary	Bond	-	100,053	100,204
ING Capital LLC	Royal Seed Trading A..V.V.	Subsidiary	Bond	80,055	80,055	80,215
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-	-
Export Development Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	50,019	50,032
BBVA Bancomer S.A.	Royal Seef Trading	Subsidiary	Bond	-	75,000	-

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 21 - Revenue

As of December 31, 2010 and 2009, revenue is detailed as follows:

	12.31.2010	12.31.2009
	ThUS$	ThUS$

Sales of goods	1,823,843	1,431,221
Provision of services	6,570	7,438
Total	1,830,413	1,438,659

Note 22 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Earnings per share	12.31.2010 ThUS$	12.31.2009 ThUS$

Earnings attributable to owners of the parent	382,122	338,297

	12.31.2010 Units	12.31.2009 Units
Number of common shares in circulation	263,196,524	263,196,524

	12.31.2010	12.31.2009

Basic and diluted earnings per share	1.4519	1.2853

The Company has not made any operation with a potential dilutive effect that assumes a diluted earnings per share different from the basic earnings per share.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 23 - Loan costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2010, total interest expenses incurred amount to ThUS$35,042 (ThUS$30,979 as of December 31, 2009.)

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12.31.2010	12.31.2009

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%
Amount of costs for interest capitalized in ThUS$	25,947	19,231

Note 24 - Effect of variations in the foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss

	12.31.2010 ThUS$	12.31.2009 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(5,807)	(7,577)
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	296	1,234
Conversion foreign exchange reserves attributable to the non-controlling entity.	367	501

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - Effect of variations in the foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences

As of December 31, 2010 and 2009, foreign currency exchange differences are detailed as follows:

Detail	12.31.2010 ThUS$	12.31.2009 ThUS$

Changes in equity generated through the equity method
Comercial Hydro S.A.	937	946
SQMC Internacional Ltda.	41	43
Proinsa Ltda.	31	32
Agrorama Callegari Ltda.	161	66
Isapre Cruz del Norte Ltda.	99	37
Almacenes y Depósitos Ltda.	90	42
Sales de Magnesio Ltda.	132	53
Sociedad de Servicios de Salud S.A.	39	15
Total	1,530	1,234

c)	Functional and presentation currency

The functional currency of the aforementioned entities is the Chilean peso and the presentation currency is the United States dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the Chilean peso.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 25 - The environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.  The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.1	Disclosures of disbursements related to the environment (continued)

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur.  Currently this operation is conducted only at the Pedro de Valdivia worksite.  In the María Elena location, crushing units used to operate that affected the air quality. The Company has implemented a range of mitigating actions that have led to a notable improvement in air quality at Maria Elena, and beginning in March 2010, no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP 10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

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

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2010 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$ 11,335 and are detailed as follows:

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.3	Detail of information on disbursements related to the environment

Accumulated expenses as of December 31, 2010

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Environment Management (2010 Expense)	Not classified	Expense	Not classified	1,270	12.01.2010
SQM Industrial S.A	MCLX - Cleaning of the saving yards	Cost reduction	Expense	Development	604	10.01.2010
SQM Industrial S.A	ANMI - Infrastructure consulting for the storage of dangerous chemical substances	Support: Risk prevention and the environment	Asset	Development	46	12.01.2010
SQM Industrial S.A	MNH8 - Lightning upgrades	Support	Expense	Development	228	12.01.2010
SQM Industrial S.A	SCCY - Disposal of dangerous residue	Support	Asset - Expense	Development	165	12.01.2010
SQM Industrial S.A	JNTU - San Isidro wáter evaluation	Support: Risk prevention and the environment	Asset	Not classified	556	12.31.2010
SQM Industrial S.A	JNNX - Nitrate environment various	Support: Risk prevention and the environment	Asset	Not classified	51	12.01.2010
SQM Industrial S.A	MNTE - Industrial hygiene equipmentl	Support: Risk prevention and the environment	Asset	Development	19	12.01.2010
SQM Industrial S.A	INST - Adquisition of used lubricant rapid disposal bank. NV-ME-PB	Support: Risk prevention and the environment	Expense	Development	46	01.07.2010
SQM Industrial S.A	MP17 - Normalization of consumable water ME/CS/PV	Support	Asset	Not classified	7	12.01.2010
SQM Industrial S.A	MP5W - Normalization TK´s fuel	Support	Asset	Not classified	397	12.01.2010
SQM Industrial S.A	FNWR DIA Discard field Pampa Blanca	Support: Risk prevention and the environment	Expense	Development	30	12.01.2010
SQM Industrial S.A	MNYS Actions for the dissemination of cultural heritage, technology change Maria Elena	Support: Risk prevention and the environment	Asset	Not classified	21	12.31.2010
SQM Industrial S.A	FP55-FPXA	Support	Asset	Development	1,106	12.31.2010
SQM Industrial S.A	MP8Z Automation of water volume inlet pipe ME, CS and Vergara	Support	Asset	Development	523	12.01.2010
SQM Industrial S.A	MPL5Repair of sanitary and electric facilities	Support	Asset	Development	184	10.01.2010
SQM Industrial S.A	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	736	10.01.2010
SQM Industrial S.A	PPNK Handling of PV ammonia in Detention of plant	Support: Risk prevention and the environment	Asset	Not classified	22	12.01.2010
SQM Industrial S.A	MPGF Improvement of sealing and pressurization room 031	Support	Asset - Expense	Not classified	48	12.01.2010
SQM Industrial S.A	TPO4 Indigenous camp	Support	Asset	Not classified	88	06.11.2010
SQM Industrial S.A	MPLS Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	10	12.01.2010
Minera Nueva Victoria S.A.	IPNW Extension in sanitary capacity for Iris	Support	Asset	Not classified	44	12.01.2010
Minera Nueva Victoria S.A.	IPMN Extension in sanitary capacity for Iris	Capacity upgrade	Asset	Development	85	12.01.2010
SQM Nitratos S.A	PNH2 Maintenance of Environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	48	06.29.2010

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Nitratos S.A	PP0V - Maintenance of environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	82	12.01.2010
SQM Nitratos S.A	IP6W Tratment plants of “riles”	Support: Risk prevention and the environment	Asset	Not classified	95	12.01.2010
SQM Nitratos S.A	PPAT - Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Expense	Development	157	12.01.2010
SQM Salar S.A	LP5K Enviromental evaluation (mop)	Support: Risk prevention and the environment	Asset	Not classified	4	12.01.2010
SQM Salar S.A	LP5J - Water study Water Recharge Atacama Saltpeter deposit	Support: Risk prevention and the environment	Expense	Investigation	83	12.31.2010
SQM Salar S.A	LNNT Enviromental proyects Salar Chaxa	Support: Risk prevention and the environment	Expense	Not classified	98	12.01.2010
SQM Salar S.A	LPIL Upgrade SOP plant	Capacity uograde	Asset	Development	17	12.01.2010
SQM Salar S.A	LPIK Potasium Plant	Capacity uograde	Asset	Development	19	12.01.2010
SQM Salar S.A	LP82 - Proyecto de Fomento a la Actividad Agricola en Localidades del Salar	Support	Expense	Development	331	12.31.2012
SQM Salar S.A	LPGA Improvement in facilitiesToconao	Capacity uograde	Asset	Not classified	109	09.30.2010
SQM Salar S.A	LPK2 Cash exchange house	Not classified	Asset	Not classified	102	12.01.2010
SQM Salar S.A	LPN3 New plant MOP	Support	Asset	Investigation	19	12.31.2011
SQM Salar S.A	CPTP - Installation of drinking water emergency showers	Support	Asset	Not classified	14	04.01.2011
SQM Salar S.A	LPTF Environment projects	Support	Expense	Not classified	169	12.31.2010
SQM Salar S.A	LPTJ Sanitary uogrades	Support	Asset	Not classified	95	05.01.2011
SQM Salar S.A	LPPJ - DIA SOP upgrade	Capacity uograde	Asset	Not classified	14	12.31.2011
SIT S.A.	TNLA - Road paving	Support: Risk prevention and the environment	Asset	Development	82	12.01.2010
SIT S.A.	PNOT - Lightning uograde (train area)	Support	Asset -Expense	Development	369	12.01.2010
SIT S.A.	TPR8 - Elimination of waste water generation through vacuum	Support: Risk prevention and the environment	Asset - Expense	Not classified	54	12.01.2010
SIT S.A.	TPLR - Waste dispossal system	Support: Risk prevention and the environment	Asset	Not classified	68	12.01.2010
SIT S.A.	TPM7 - Environment projects	Not classified	Asset - Expense	Not classified	524	06.30.2011
SQM	SCI6 - Environment studies	Not classified	Expense	Not classified	2,376	10.01.2010

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	AQ0A Llamara & Tamarugal Meadows	Support Natural resources	Asset	Development	5	03.30.2011
SQM S.A.	IPFT - I Region of Chile Cultural heritage	Support: Risk prevention and the environment	Expense	Not classified	111	12.31.2011
SQM S.A.	IPXE- Environmental follow-up plan at Tamarugal Meadows	Support: Risk prevention and the environment	Expense	Not classified	4	12.31.2012
					11,335

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Future expenses

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Environment management (Ppto 2011)	Not classified	Expense	Not classified	1,771	12.01.2011
SQM Industrial S.A	ACI9 - DIA Coya Sur prilling upgrade	Support: Investigation and Development	Expense	Investigation	23	12.31.2011
SQM Industrial S.A	ANMI Consulting for infrastructure for the storage of hazardous chemicals	Support: Risk prevention and the environment	Asset	Development	4	06.30.2011
SQM Industrial S.A	MNH8 Improvement in lighting	Support	Expense	Development	2	06.30.2011
SQM Industrial S.A	MP5W Normalization of TK fuels	Support	Asset	Not classified	703	12.31.2011
SQM Industrial S.A	MNYS Actions for the dissemination of cultural heritage, technology change Maria Elena	Support: Risk prevention and the environment	Asset	Not classified	85	12.31.2011
SQM Industrial S.A	FP55-FPXA Pampa Blanca sea water (DIA Mine Zone PB and DIA extension PB)	Support	Asset	Development	204	12.31.2011
SQM Industrial S.A	MP8Z Automation of water volume inlet pipe ME, CS and Vergara	Support	Asset	Development	261	12.31.2011
SQM Industrial S.A	PPC1 Replacement of starters and transformers with PCB	Support: equipment renewal	Asset - Expense	Not classified	171	12.31.2011
SQM Industrial S.A	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	1	06.30.2011
SQM Industrial S.A	PPNK Handling of PV ammonia in Detention of plant	Support: Risk prevention and the environment	Asset	Not classified	177	12.31.2011
SQM Industrial S.A	PPZU - Normalize and certifícate fuel tanks	Support: Risk prevention and the environment	Asset - Expense	Not classified	3,000	07.01.2011
SQM Industrial S.A	IQ5B - transfer pumps upgrade	Housing upgrade	Asset -Expense	Not classified	110	10.10.2011
SQM Industrial S.A	MQ51 environmental maintenance projects	Support	Expense	Not classified	10	06.30.2011
SQM Industrial S.A	FQ39 - Closing of Pampa Blanca	Support: Risk prevention and the environment	Asset	Development	500	12.01.2011
Minera Nueva Victoria S.A.	IQ4C - Camp development	Support	Asset - Expense	Not classified	3,000	12.31.2012
SQM Nitratos S.A	PP0V environmental maintenance projects	Support: Risk prevention and the environment	Asset - Expense	Development	4	06.30.2011
SQM Nitratos S.A	PPAT Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Expense	Development	1	06.30.2011

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Salar S.A	LP5J - Salar de Atacama recharge project	Support: Risk prevention and the environment	-	Investigation	29	06.30.2011
SQM Salar S.A	LQ38 - Drying yard	Support: Risk prevention and the environment	Asset - Expense	Not classified	154	09.30.2011
SQM Salar S.A	LP82 Project to foster agricultural activity in saltpeter locations	Support	Expense	Development	528	12.31.2012
SQM Salar S.A	LPK2 - Money exchange	Not classified	Asset	Not classified	102	12.31.2011
SQM Salar S.A	CPTP - Instalation of emergency showers	Support	Asset	Not classified	12	04.01.2011
SQM Salar S.A	LPTF - Environment study	Support	Expense	Not classified	226	12.31.2011
SQM Salar S.A	LPTJ - Sanitary improvements	Support	Asset	Not classified	104	05.01.2011
SQM Salar S.A	LQ33 - Salar regularization	Not classified	Asset - Expense	Not classified	300	12.31.2011
SIT S.A.	PNOT - Lightning improvement (train area)	Support	Asset -Expense	Development	65	06.30.2011
SIT S.A.	TPR8 - Elimination of waste water generation through vacuum	Support: Risk prevention and the environment	Asset - Expense	Not classified	96	12.31.2011
SIT S.A.	TPLR Implementation of a system to pump sewage to dump	Support: Risk prevention and the environment	Asset	Not classified	10	06.30.2011
SIT S.A.	TPM7 Environment project	Not classified	Asset - Expense	Not classified	15	06.30.2011
SQM S.A.	SCI6 Environment studies, 1 region	Not classified	Expense	Not classified	1	06.30.2011
SQM S.A.	AQ0A - Drilling 4 wells	Support: Natural Resources	Asset	Development	595	03.30.2011
SQM S.A.	IPFT - Cultural heritage, 1 region	Support: Risk prevention and the environment	Expense	Not classified	47	12.31.2011
SQM S.A.	IQ0C - Nueva Victoria Mining zone	Support: Risk prevention and the environment	Expense	Not classified	139	12.31.2011
SQM S.A.	IPXF- Environmental follow-up plan at Llamara Salar	Support: Risk prevention and the environment	Expense	Not classified	530	12.31.2012
SQM S.A.	IPXF- Environmental follow-up plan at Tamarugal Meadows	Support: Risk prevention and the environment	Expense	Not classified	543	12.31.2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Support: Natural Resources	Expense	Development	424	02.28.2011
SQM S.A.	IQ1M - PSA Water re usal in Puquíos Llamara	Not classified	Asset	Not classified	1,649	07.31.2011

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	IQ1K - Constructoin of 3 observation wells	Support: Natural Resources	Asset	Development	200	03.31.2011
SQM S.A.	IQ3S - Handling of dangerous materials	Support: Risk prevention and the environment	Asset	Not classified	400	12.30.2012
SQM S.A.	IQ52 - Environment office	Support: Risk prevention and the environment	Asset	Not classified	30	06.31.2011
SQM S.A.	IQ54 - Pampa Hermosa cultural heritage	Support: Risk prevention and the environment	Asset	Not classified	340	12.31.2011
SQM S.A.	IQ53 - Pampa Hermosa cultural heritage	Support: Risk prevention and the environment	Asset	Not classified	20	12.31.2011
					16,586

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2009

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Yard cleaning	Cost reduction	Expense	Development	569	12.31.2009
SQM Industrial S.A.	Construction of sewer water plant	Support: Risk prevention and the environment	Expense	Development	32	03.31.2009
SQM Industrial S.A.	Environment studies	Support: Risk prevention and the environment	Expense	Development	5	04.30.2009
SQM Industrial S.A.	ANMI - Consulting infrastructure to the storage of Hazardous chemicals products	Support: Risk prevention and the environment	Expense	Development	46	12.31.2009
SQM Industrial S.A.	Lightning improvements	Support	Asset	Development	221	12.31.2009
SQM Industrial S.A.	Sanitary instalation in Prilling plant	Support: Risk prevention and the environment	Expense	Not classified	44	09.30.2009
SQM Industrial S.A.	Dangerous waste dispossal	Support	Asset	Development	165	12.31.2009
SQM Industrial S.A.	San Isidro wáter evaluation	Support: Risk prevention and the environment	Asset-Expense	Not classified	505	12.31.2009
SQM Industrial S.A.	Improvement in NH3 level measurement	Support	Expense	Not classified	64	12.30.2009
SQM Industrial S.A.	Sanitary instalation regulation	Support: Risk prevention and the environment	Expense	Not classified	82	08.30.2009
SQM Industrial S.A.	Industrial Hygiene equipment	Support: Risk prevention and the environment	Asset	Development	31	12.31.2009
SQM Industrial S.A.	Replacement of starters and transformers with PCB	Support: Risk prevention and the environment	Expense	Not classified	4	12.31.2009
SQM Industrial S.A.	Acquisition for quick evacuation for used lubricants. NV-ME-PB	Support: Risk prevention and the environment	Asset	Development	45	12.31.2009
SQM Industrial S.A.	Handling of waste at Antofagasta	Support: Risk prevention and the environment	Asset	Not classified	17	12.31.2009
SQM Industrial S.A.	Normalization drinking water chloride ME/CS/PV	Support	Expense	Not classified	7	02.28.2009
SQM Industrial S.A.	Normalization of TK fuels	Support	Asset	Not classified	160	12.31.2009
SQM Industrial S.A.	DIA Discard field Pampa Blanca	Support: Risk prevention and the environment	Asset	Development	30	12.31.2009
SQM Industrial S.A.	Actions for the dissemination of cultural heritage, technology change Maria Elena	Support: Risk prevention and the environment	Expense	Not classified	20	12.31.2009
SQM Industrial S.A.	Chamber to detect gas leaking	Support: Risk prevention and the environment	Expense	Investigation	5	01.31.2009
SQM Industrial S.A.	Automation of water volume inlet pipe ME, CS and Vergara	Support	Asset	Development	261	12.31.2009
SQM Industrial S.A.	Repair of sanitary and electric facilities	Support	Asset-Expense	Development	165	12.31.2009

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December31, 2009 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	689	06.30.2009
SQM Industrial S.A.	Improvement of sealing and pressurization room 031	Support	Asset	Not classified	42	11.01.2009
SQM Industrial S.A.	Nitrate miscellaneous project	Support: Risk prevention and the environment	Asset	Not classified	51	12.31.2009
SQM Industrial S.A.	Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	8	12.30.2009
SQM Industrial S.A.	Handling of PV ammonia in Detention of plant	Support: Risk prevention and the environment	Asset	Not classified	1	12.01.2009
SQM Industrial S.A.	Indigenous camp	Support	Asset-Expense	Not classified	83	12.31.2009
SQM Industrial S.A.	Pampa Blanca sea water (DIA Mine Zone PB and DIA extension PB)	Support	Asset	Development	461	12.30.2009
SQM Industrial S.A.	Environmental Management	Operations	Expense	Not classified	1,235	12.31.2009
Minera Nueva Victoria	Extension in sanitary capacity for Iris	Capacity extension	Asset	Development	85	12.31.2009
SQM Nitratos S.A.	Waste water treatment plant washing surfaces PV-NV-PB	Support: Risk prevention and the environment	Asset-Expense	Development	42	12.31.2009
SQM Nitratos S.A.	Maintenance of Environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset-Expense	Development	82	12.31.2009
SQM Nitratos S.A.	Waste water treatment plant	Support: Risk prevention and the environment	Asset-Expense	Not classified	95	12.31.2009
SQM Nitratos S.A.	Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Asset	Development	117	12.31.2009

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2009

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Salar S.A.	Environmental evaluation extension of production capacity MOP	Support: Risk prevention and the environment	Asset-Expense	Not classified	38	12.31.2009
SQM Salar S.A.	Detailed engineering and implementation of a dust collector	Support	Expense	Not classified	81	08.30.2009
SQM Salar S.A.	Renewal of meteorological station Chaxa saltpeter deposit	Support: Risk prevention and the environment	Asset	Not classified	98	12.31.2009
SQM Salar S.A.	Study for water recharge at Atacama saltpeter	Support: Risk prevention and the environment	Expense	Investigación	42	08.31.2009
SQM Salar S.A.	Construction of pit for used water infiltration, Toconao camp	Capacity extension	Asset	Not classified	106	12.31.2009
SQM Salar S.A.	Project to foster agricultural activity in saltpeter locations	Support	Asset-Expense	Development	131	12.31.2009
SQM Salar S.A.	Implementation of currency Exchange facility	Not classified	Asset	Not classified	105	02.28.2010
SQM Salar S.A.	Dual MOP-SOP (DIA Plant Modification SOP)	Capacity extension	Asset	Development	14	12.31.2009
SQM Salar S.A.	Dryer MOP (DIA Potassium chloride dryer plant)	Capacity extension	Asset	Development	19	12.31.2009
SIT S.A.	Pavement of Work location- port road	Support: Risk prevention and the environment	Asset	Development	82	12.31.2009
SIT S.A.	Risk prevention plan Port	Support: Risk prevention and the environment	Asset-Expense	Development	101	12.31.2009
SIT S.A.	Lighting improvement, railroad area	Support	Asset	Development	365	12.31.2009
SIT S.A.	Implementation of a system to pump sewage to dump	Support: Risk prevention and the environment	Asset-Expense	Not classified	68	12.31.2009
SIT S.A.	Environmental meshes for fields 3 and 4	Not classified	Asset	Not classified	164	12.30.2009
SQM S.A.	Environmental study - Region I project	Not classified	Asset-Expense	Not classified	2,091	06.30.2010
SQM S.A.	Environmental commitments Nueva Victoria mine Zone	Support: Risk prevention and the environment	Expense	Not classified	275	03.30.2009
SQM S.A.	Cultural heritage Region I	Support: Risk prevention and the environment	Asset-Expense	Not classified	75	12.30.2009
				Total	9,324

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Future expenses, as of December 31, 2009

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Consulting in infrastructure to store hazardous chemicals	Support: Risk prevention and the environment	Expense	Development	4	12.31.2010
SQM Industrial S.A.	Improvement in lighting	Support	Asset	Development	27	12.31.2010
SQM Industrial S.A.	San Isidro water assessment	Support: Risk prevention and the environment	Asset/Expense	Not classified	352	12.31.2010
SQM Industrial S.A.	Normalization of drinking water chlorination, ME/CS/PV	Support	Expense	Not classified	88	12.31.2010
SQM Industrial S.A.	Normalization of TK´s fuel	Support	Asset	Not classified	748	12.31.2010
SQM Industrial S.A.	Cultural heritage dissemination actions, Technological change at Maria Elena	Support: Risk prevention and the environment	Expense	Not classified	13	12.31.2010
SQM Industrial S.A.	Elimination of OCB switches at 3 and 1/12 Pedro de Valdivia sub stations	Support: Replacement of equipment	Asset	Not classified	171	12.31.2010
SQM Industrial S.A.	Improvement of sealing and pressurization of 031 room	Support	Asset	Not classified	28	12.31.2010
SQM Industrial S.A.	Improvement of NV supervisors’ hall	Support	Asset/Expense	Not classified	10	12.31.2010
SQM Industrial S.A.	Automation of alarms and information on Hospital Monitoring station	Not classified	Asset	Not classified	2	12.31.2010
SQM Industrial S.A.	Handling of PV ammonia at plant stoppage	Support: Risk prevention and the environment	Asset	Not classified	134	12.31.2010
SQM Industrial S.A.	Pampa Blanca sea water (DIA PB mine zone and DIA PB extension)	Support	Asset	Development	30	12.31.2010
SQM Industrial S.A.	Environmental management	Support	Expense	Not classified	1,239	12.31.2010
Minera Nueva Victoria	Improvements in Iris C/D/B halls	Support	Asset	Not classified	44	12.31.2010
SQM Nitratos S.A.	ME-PV-NV-PB environmental maintenance projects	Support: Risk prevention and the environment	Asset-Expense	Development	4	12.31.2010
SQM Nitratos S.A.	Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Asset	Development	38	12.31.2010
SQM Nitratos S.A.	Construction of sewage system at Lagarto.	Capacity extension	Asset-Expense	Development	100	12.31.2010
SQM Salar S.A.	Renewal of Chaxa saltpeter deposit meteorological station	Support: Risk prevention and the environment	Asset	Not classified	1	12.31.2010
SQM Salar S.A	Water recharge study, Atacama saltpeter deposit	Support: Risk prevention and the environment	Expense	Investigación	70	12.31.2010
SQM Salar S.A	Project to foster agricultural activity in saltpeter deposit locations	Support	Asset-Expense	Development	212	12.31.2010
SQM Salar S.A	Fuel facility improvement study	Support	Asset-Expense	Investigación	50	12.31.2011
SIT S.A.	Improvement in lighting in the railroad area	Support	Asset	Development	64	12.31.2010
SIT S.A.	Environmental meshes for fields 3 and 4	Not classified	Asset	Not classified	66	12.31.2010

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.2	Detail of information on disbursements related to the environment (continued)

Future expenses, as of December 31, 2009

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SIT S.A.	Elimination of waste water generation through vacuum	Support: Risk prevention and the environment	Expense	Not classified	150	06.30.2010
SQM S.A.	Environmental studies - Region I project	Not classified	Asset-Expense	Not classified	184	06.30.2010
SQM S.A.	Cultural Heritage Region I	Support: Risk prevention and the environment	Asset-Expense	Not classified	440	12.31.2010
				Total	4,269

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.3	Description of each project, indicating whether they are being implemented or completed

SQM Industrial S.A.

MCLX: Cleaning of rescue yards in every SQM Plant (25 yards). The project consists of cleaning the rescue yards, selecting and selling all tradable waste situated in the yards. To identify and destine domestic waste to authorized dumps. The project is close to completion.

ANMI: Compliance with technical and legal aspects and with specific regulations applicable to warehouses, signals, safety and main factors associated with materials, products and supplies at the mine site. In addition, the infrastructure of warehouses for storage of hazardous chemicals will be improved. The project is being implemented.

MNH8: Improvement of lighting in Maria Elena, as some areas lack any lighting, cables are not channeled, and some have deteriorated. The project is being implemented.

SCCY: Conceptual Engineering and Environmental Study for the construction of warehousing facilities for hazardous waste resulting from several processes. The project is close to completion.

JNTU: To make an environmental evaluation of San Isidro waters. The project is being implemented.

JNNX: Inclusion of UV sensor at Coya Sur Meteorological Station, closing of Nueva Victoria Meteorological Station and Georeference new emission sources in Toco and Coya Sur.  The project is close to completion.

MNTE: Acquisition of equipment for quantitative measure of harmful agents in SQM facilities. The project is being implemented.

INST: Implement evacuation circuit to transfuse oils directly from the equipment moving dirt to ALU storage tanks. The project is close to completion.

MP17: A study of the current water chlorination system in María Elena, Coya Sur and Pedro de  Valdivia will be made to then implement and start the water chlorination system in accordance with the regulations in force.  The project is being implemented.

MP5W: Standardization of fuel storage and distribution at the facilities of SQM. The project is being implemented.

FNWR: Preparation of DIA for elimination field project Pampa Blanca. The project is close to completion.

MNYS: Preparation and implementation of geoglyph conservation project. Editing and publication of book and implementation of information center. Construction of storage for collections. All compensation measures María Elena Technological Change Project. The project is being implemented.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.3	Description of each project, indicating whether they are being implemented or completed (continued)

FP55 - FPXA: These two projects have a common final object, that is, the installation of an 87 kilometer sea water adductor system from Mejillones to the facilities of SQM in Pampa Blanca. The expenses relate to EIA Zona Mina PB and EIA Ampliación PB only. The projects are being implemented.

MP8Z: Implement a control system at the water intake of rivers ME; CS and Vergara that allows forriver control automation. In addition, complement the extraction satellite system recently implemented at water intakes to ensure due compliance with the concessions authorized by DGA and therefore ensure the normal water supply needed by SQM. The project is close to completion.

MPL5: Partial improvement of the water and sewage systems in María Elena. The project is being implemented.

MPIS: Improve the urban situation of María Elena, paving roads with dust treatment on sidewalks.  The project is being implemented.

PPNK: Project to ensure control of ammonia gas in crystal plant. The project is being implemented.

MPGF: Eliminate pollution in sub station 031, resulting from an inefficient sealing system. The project is being implemented.

TPO4: Project to change fresh water and sewage systems in camp Indígena and improve the rooms.  The project is close to completion.

MPLS: Implement alarms via e-mail for Particle concentration peaks and change the text file information log to a database to implement reports. The project is being implemented.

Minera Nueva Victoria S.A.

IPNW: Replacement of deteriorated bathroom fixtures in order to improve hygiene conditions.  The project is being implemented.

IPMN: Improve sanitary capacity in camp IRIS by building 3 ditches. The project is being implemented.

SQM Nitratos S.A.

PNH2: Design and build settling ditches for mud, water, oil and a tank with a pump to reuse settled water, metal tanks to withdraw mud.  The project is close to completion.

PP0V: Installation of a container for hazardous waste in maintenance shops and elimination of liquid and solid industrial waste hydraulic filter at maintenance shops situated at the María Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca mines.  The project is being implemented.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.3	Description of each project, indicating whether they are being implemented or completed (continued)

IP6W: Design and build settling ditches for mud, water, oil and a tank with a pump to reuse settled water, metal tanks to withdraw mud.  The project is close to completion.

PPAT: The Company intends to comply with the sanitary regulations in force with respect to the water treatment systems and infiltration of effluents in some sectors of Pedro de Valdivia and María Elena. The project is being implemented.

SQM Salar S.A.

LP5K: Environmental evaluation via DIA of Project to enhance the MOP production capacity.  The project is close to completion.

LNNT: This Project intends to have reliable measurements of the climatologic seasonal condition of the salt flat, timely measurements to prepare reports and timetables and provide real information to the environmental authority. The project is close to completion.

LP5J: Perform the analyses conducive to refining the hydrological units of the basin, quantifying the recharge to the water-bearing place using environmental isotopic techniques.  The project is being implemented.

LPIL: Modify the current SOP plant so that it is possible to work on the MOP or SOP production, at Salar de Atacama, as deemed convenient. Expenses only relate to the DIA for the SOP Plant Modification. The project is being implemented.

LPIK: The final project considers the construction of a new MOP drier as the Compact Drying plant will be used for other purposes at Salar de Atacama. The expenses only relate to the DIA for the Potassium Chloride Drying Plant.  The project is close to completion.

LP82: Support in the development of demonstration lots, technical assistance for the application of improvements in irrigation and agricultural practices.  The project is being implemented.

LPGA: Improvement in the disposal of treated sewage.  The project is being implemented.

LPK2: Improve sanitary fixtures at the current house located at MOP sector to comply with the requirements of the site users. The project is close to completion.

LPN3: Conceptual engineering and construction of a new granulate-compact plant located at Salar de Atacama. The expenses only relate to the DIA for the New Drying Compacting Plant. The project is being implemented.

CPTP: Change of the current industrial water system to fresh water in order to comply with the regulations in force contained in DS 72. The project is being implemented.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.3	Description of each project, indicating whether they are being implemented or completed (continued)

LPTF: Prepare biannual reports so as to present improvements of environmental checkpoints; knowledge of geological and hydro-geological variables at Salar de Atacama should be improved. The project is being implemented.

LPTJ: Acquisition of stand equipment to ensure the operational continuity of plants TAS and OR; change in current control system of level of accumulation in TK`s of fresh water, sewage, and sewage elevation tanks, amongst others.  The project is being implemented.

LPPJ: The goal of this project is to enlarge the dual plant situated at Salar de Atacama so that it may produce MOP and SOP at the same time, increasing its capacity. The expenses only relate to the DIA for the SOP Enlargement. The project is being implemented.

SIT S.A.

TNLA: Pavement of roads in yard 2 and south access to Tocopilla port, as they have dust emissions and there are accident risks as machines are operating. The project is close to completion.

PNOT: Improve night lighting in high transit sectors, using more continuous sodium lights with a 45 degree angle. ThUS, the security and lighting pollution regulations will be complied with.   The project is close to completion.

TPR8: The Company intends to reduce the generation of liquid and solid industrial waste using aspiration and not washing technologies by implementing an aspiration system that avoids using water and therefore the generation of liquid and solid industrial waste. The project is being implemented.

TPLR: The goal of this project is to spill sewage generated in Tocopilla port to the public sewage system. The project is being implemented.

TPM7: Nets will be purchased and installed in yards 3 and 4 in order to control dust emissions coming from screening operations and protect from emissions from the electric power plant.  The project is being implemented.

SQM S.A.

SCI6: The goal of this project is to obtain the environmental permits for projects in the Development I Region, including all initial environmental requirement projects that allow Operations to implement the project construction and operation.  The environmental evaluation will be made via EIA, including the preparation of the document as well as activities relating to specific environmental studies (Studies of “tamarugos” in Llamara and P. Tamarugal, archeological mitigation measures, environmental study of Loa river, hydro-geological studies). The project is being implemented.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - The environment (continued)

25.3	Description of each project, indicating whether they are being implemented or completed (continued)

AQ0A: To be able to use water rights that have been granted in relation to several wells situated in the ecological reserve of Conaf called Pampa del Tamarugal and take them outside the “tamarugo” forest and the reserve, ThUS reducing the environmental impact caused by the exploitation thereof.  The project is being implemented.

IPFT: Implementation of patrimonial measures in projects Zona de Mina Nueva Victoria, Operations Up-date Nueva Victoria, Evaporation Duct and Pools Iris. The project is being implemented.

IPXE: Implement the environmental follow-up plan of project Pampa Hermosa at Salar de Llamara. The project is being implemented.

Note 26 - Other current and non-current non-financial assets

As of December 31, 2010, December 31, 2009 and January 1, 2009, the composition of other current and non-current assets is detailed as follows:

Other non-financial assets, current	12.31.2010	12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$
Agreement termination bonus	2,108	2,191	990
Domestic Value Added Tax	30,795	23,246	24,650
Foreign Value Added Tax	4,167	3,080	10,666
Prepaid mining licenses	1,281	1,104	1,183
Prepaid insurance	4,575	4,062	4,085
Commercial and industrial patents	30	42	145
Prepaid leases	48	39	30
Marine concessions	86	27	46
Other prepaid expenses	1,352	584	176
Other assets	44,442	34,375	41,971

Other non-financial assets, non-current	12.31.2010	12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$
End of collective negotiation bonus	1,538	2,842	454
Stain development expenses and prospecting expenses (1)	21,350	26,832	24,892
Income taxes recoverable	651	567	454
Guarantee deposits	514	467	308
Other assets	104	172	336
Total	24,157	30,880	26,444

(1)
Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost. The Company presents expenses associated with Exploration and Evaluation of Mineral Resources.  Of these expenses, those that are under exploitation are included under Inventory and are amortized according to the estimated ore reserves contained, and expenses associated with future reserves are presented under Other non-current assets.  Those expenses incurred on properties with low ore grade that are not economically exploitable are directly charged to income. As of December 31, 2010 balances associated with the exploration and assessment of mineral resources are presented under Inventory for ThUS$ 1,723 (ThUS$ 2,285 as of December 31 2009, and ThUS$ 1,421 as of January 01 2009).

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2010 and December 31, 2009:

	2.31.2010	2.31.2009
Reconciliation	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, beginning balance	26,832	24,892
Changes in assets for exploration and assessment of mineral resources:
Additions	-	5,446
Depreciation and amortization	(2,044)	(2,641)
Decrease due to transfers and other charges	(3,438)	(865)
Assets for exploration and assessment of mineral resources, net, final balance	21,350	26,832

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Note 27 - Operating segments

27.1	Operating segments

In accordance with IFRS 8 "Operating segments", the Company provides financial and descriptive information abour the segments it has defined in consideration of available annual separate financial information, which is regularly evaluated by the maximum authority in making operating decisions with the purpose of deciding how to assign resources and assess performance.

Operating segments relate to the following groups of products that generate revenue and for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1. Specialty plant nutrients
2. Iodine and its derivatives
3. Lithium and its derivatives
4. Industrial chemicals
5. Potassium
6. Other products and services

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of disclosures.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.2	Statement of income classified by operating segments based on groups of products as of December 31, 2010:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Sales	603,678	316,253	150,810	149,706	528,151	81,815	-	1,830,413
Cost of sales	(431,735)	(177,425)	(85,596)	(82,489)	(350,092)	(77,073)	-	(1,204,410)

Gross profit	171,943	138,828	65,214	67,217	178,059	4,742	-	626,003

Other income by function	-	-	-	-	-	-	6,545	6,545
Administrative expenses	-	-	-	-	-	-	(78,819)	(78,819)
Other expenses by function	-	-	-	-	-	-	(36,212)	(36,212)
Other gains	-	-	-	-	-	-	(6,979)	(6,979)
Interest income	-	-	-	-	-	-	12,930	12,930
Interest expenses	-	-	-	-	-	-	(35,042)	(35,042)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	10,681	10,681
Foreign currency transactions	-	-	-	-	-	-	(5,807)	(5,807)
Profit (loss) before taxes	171,943	138,828	65,214	67,217	178,059	4,742	(132,703)	493,300
Income tax expense	-	-	-	-	-	-	(106,029)	(106,029)
Net income (loss) from continuing operations	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	382,122
Non-controlling interests	-	-	-	-	-	-	-	5,149
Net income for the year	-	-	-	-	-	-	-	387,271

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.2	Statement of Income classified by operating segments based on groups of products as of December 31, 2009:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Sales	526,953	190,915	117,844	115,385	399,109	88,453	-	1,438,659
Cost of sales	(382,959)	(73,978)	(60,302)	(57,385)	(249,617)	(84,233)	-	(908,474)

Gross profit	143,994	116,937	57,542	58,000	149,492	4,220	-	530,185

Other income by function	-	-	-	-	-	-	17,009	17,009
Administrative expenses	-	-	-	-	-	-	(75,470)	(75,470)
Other expenses by function	-	-	-	-	-	-	(21,847)	(21,847)
Other gains (losses)	-	-	-	-	-	-	(13,705)	(13,705)
Interest income	-	-	-	-	-	-	13,525	13,525
Interest expenses	-	-	-	-	-	-	(30,979)	(30,979)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	4,462	4,462
Foreign currency transactions	-	-	-	-	-	-	(7,577)	(7,577)
Income (loss) before taxes	143,994	116,937	57,542	58,000	149,492	4,220	(114,582)	415,603
Income tax expense	-	-	-	-	-	-	(75,840)	(75,840)
Net income (loss) from continuing operations	143,994	116,937	57,542	58,000	149,492	4,220	(190,422)	339,763
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	143,994	116,937	57,542	58,000	149,492	4,220	(190,422)	339,763
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	338,297
Non-controlling interests	-	-	-	-	-	-		1,466
Profit for the year	-	-	-	-	-	-	-	339,763

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.3	Disbursements of non-monetary assets of the segment as of December 31, 2010:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	3,500	3,500
SQM Quindao - Star	-	-	-	-	1,000	1,000
SQM Migao Sichuan					2,500	2,500
Amounts in addition of non-current assets	335,997	-	-	-	-	335,997
- Property, plant and equipment	335,632	-	-	-	-	335,632
- Intangible assets	365	-	-	-	-	365
Total segments	335,997	-	-	-	3,500	339,497

27.3	Disbursements of non-monetary assets of the segment as of December 31, 2009:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	3,530	3,530
SQM Migao Sichuan	-	-	-	-	3,000	3,000
Coromandel SQM India	-	-	-	-	530	530
Amounts in additions of non-current assets	376,515	-	-	-	-	376,515
- Property, plant and equipment	376,186	-	-	-	-	376,186
- Intangible assets	329	-	-	-	-	329
Total segments	376,515	-	-	-	3,530	380,045

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.4	Information on products and services of external customers

Revenues from operating activities withexternal customers by group of product and service as of December 31, 2010 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	603,678	316,253	150,810	149,706	528,151	81,815	1,830,413

Revenues from operating activities from external customers by group of product and service as of December 31, 2009 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	526,953	190,915	117,844	115,385	399,109	88,453	1,438,659

27.5	Information on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.6	Revenues from operating activities from external customers classified by geographical areas as of December 31, 2010:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$

Revenue	216,028	162,967	799,457	363,676	288,285	1,830,413

27.6	Revenue from external customers, classified by geographical areas as of December 31, 2009:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$

Revenue	250,730	169,148	408,682	299,926	310,173	1,438,659

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.7	Non-current assets classified by geographical area as of December 31, 2010:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$

Investments in associates accounted forusing the equity method	1,352	-	19,615	7,251	34,053	62,271
Intangible assets other than goodwill	2,765	-	4	501	-	3,270
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,451,576	1,858	331	40	168	1,453,973
Investment property	1,373	-	-	-	-	1,373
Other non-current assets	112,820	227	-	3,293	373	116,713
Total assets	1,594,033	2,171	31,323	11,809	36,652	1,675,988
27.7	Non-current assets classified by geographical area as of December 31, 2009:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in associates accounted forusing the equity method	328	-	18,853	6,653	29,351	55,185
Intangible assets other than goodwill	2,267	-	-	569	-	2,836
Goodwill	24,248	86	11,373	724	1,957	38,388
Property, plant and equipment, net	1,297,830	293	474	1,766	183	1,300,546
Investment property	1,405	-	-	-	-	1,405
Other non-current assets	78,252	1,017	-	1,037	297	80,603
Total assets	1,404,330	1,396	30,700	10,749	31,788	1,478,963

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.8	Information on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with, the Company has no external customers who individually represent 10% or more of its income from operating activities.  Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy is ro require guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

27.9	Property, plant and equipment classified by geographical area as of December 31, 2010:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Coya Sur	256,570	-	-	-	-	256,570
María Elena	144,233	-	-	-	-	144,233
Nueva Victoria	202,134	-	-	-	-	202,134
Pampa Blanca	20,381	-	-	-	-	20,381
Pedro de Valdivia	84,992	-	-	-	-	84,992
Salar de Atacama	442,281	-	-	-	-	442,281
Salar del Carmen	213,488	-	-	-	-	213,488
Tocopilla (Instalaciones portuarias)	63,521	-	-	-	-	63,521
Subtotal production facilities	1,427,600	-	-	-	-	1,427,600

Corporate facilities:
Santiago	14,506	-	-	-	-	14,506
Antofagasta	6,831	-	-	-	-	6,831
Subtotal corporate facilities	21,337	-	-	-	-	21,337

Subtotal business offices	2,639	1,858	331	40	168	5,036
Total segments	1,451,576	1,858	331	40	168	1,453,973

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Operating segments (continued)

27.9	Property, plant and equipment classified by geographical area as of December 31, 2009:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Coya Sur	252,138	-	-	-	-	252,138
María Elena	142,442	-	-	-	-	142,442
Nueva Victoria	202,037	-	-	-	-	202,037
Pampa Blanca	25,271	-	-	-	-	25,271
Pedro de Valdivia	73,203	-	-	-	-	73,203
Salar de Atacama	302,840	-	-	-	-	302,840
Salar del Carmen	222,093	-	-	-	-	222,093
Tocopilla (Instalaciones portuarias)	59,132	-	-	-	-	59,132
Subtotal production facilities	1,279,156	-	-	-	-	1,279,156
Corporate facilities:
Santiago	12,233	-	-	-	-	12,233
Antofagasta	5,808	-	-	-	-	5,808
Subtotal corporate facilities	18,041	-	-	-	-	18,041
Subtotal business offices	633	293	474	1,766	183	3,349
Total segments	1,297,830	293	474	1,766	183	1,300,546

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Other income, other expenses by function and other gains or losses

Other income and expenses are detailed as follows:

a)	Other income by function

	12.31.2010 ThUS$	12.31.2009 ThUS$
Discounts obtained from suppliers	922	921
Indemnities received	272	60
Insurance recovery	201	285
Overestimate of accrual for obligation with third parties	424	670
Overestimate of doubtful accounts	83	41
Sale of mine concessions	872	2,170
Sale of materials, spare parts and supplies	668	400
Sale of property, plant and equipment	448	248
Other operating income	1,357	1,858
Miscellaneous services	534	-
Indemnities at Minera Esperanza	764	10,356

Total	6,545	17,009

b)	Other expenses by function

	12.31.2010 ThUS$	12.31.2009 ThUS$
Doubtful accounts impairment	(1,246)	(3,293)
VAT and other non recoverable taxes	(543)	(612)
Fines paid	(374)	(262)
Investment plan expenses	(13,279)	(5,737)
Gifts not accepted as credit	(2,095)	(2,431)
Adjustment to the realizable value of property, plant and equipment items	(1,000)	(2,612)
Impairmen of property, plant and equipment	-	(1,001)
Losses from auction	(500)	(3,000)
Legal expenses	(2,087)	(451)
Depreciation of immobilized goods	(5,677)	-
Brazil Trial	(2,000)	-
Prospecting provision	(4,000)	-
Other operating expenses	(3,411)	(2,448)

Total	(36,212)	(21,847)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Other income, other expenses by function and other gains or losses (continued)

c)	Other gains or losses

	12.31.2010 ThUS$	12.31.2009 ThUS$
Retirement plan provision	(100)	(2,500)
Temporary closing of El Toco operations provision	(6,900)	(6,500)
PNW adjustment of previous year	23	-
Layoff process costs	-	(1,696)
El Toco closing provision	-	(6,028)
Lack of capital contribution income	-	3,019
Other	(2)	-

Total	(6,979)	(13,705)

Note 29 - Income Taxes

As of December 31, 2010, December 31, 2009 and January 1, 2009, current income taxes recoverable are detailed as follows:

29.1	Current tax accounts receivable

	2.31.2010	2.31.2009	1.01.2009
	ThUS$	ThUS$	ThUS$

Net monthly tax provisional payments, Chilean companies actual year	19,614	27,213	329

Net monthly tax provisional payments, Chilean companies prior year	2,158	86	34

Monthly tax provisional payments, foreign companies	562	1,638	610

Corporate tax credits (1)	1,111	1,063	645

Corporate tax absorbed by tax losses (2)	9,328	11,825	77

Total	32,773	41,825	1,695

(1): These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2010 and 2009.

(2): This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.1	Current tax accounts receivable (continued)

Taxpayers are entitled to apply for a refund of this provisional tax payment on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

29.2	Current tax accounts payable

Taxes payable	12.31.2010	12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$

Corporate tax and royalty (1)	5,915	323	88,328
Foreign company income tax	1,174	592	762
Article 21 unique tax	24	383	52
Total	7,113	1,298	89,142

(1):This concept relates to the tax accrual that is determined by the company and that will be paid the following year when the appropriate tax return is filed.

The income tax is determined on the basis of the tax result determination to which the tax rate currently in force in Chile, i.e. 17%, is applied (the tax rate was transitorily increased for 2011 and 2012 to 20% and 18.5%, respectively).

The royalty provision is determined by applying the tax rate that was determined to the Operational Net Income (ONI).

In conclusion, both concepts represent the estimated amount the company will have to pay on account of income tax and specific tax on mining.

29.3	Taxable earnings

As of December 31, 2010, December 31, 2009 and January 1, 2009, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Taxable profits with credit rights (1)	602,536	668,670	813,716
Taxable profits without credit rights (1)	86,920	107,832	132,773
Taxable losses	21,630	99,333	16,949
Credit for shareholders	123,322	136,874	166,554

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.3	Taxable earnings (continued)

(1): The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated taxable profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made within the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

29.4	Income and deferred taxes

Assets and liabilities recognized in the consolidated classified statement of financial position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)
different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a)	deductible temporary differences;

(b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c)	the offset of unused credits from prior periods.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

D.1	Income tax assets and liabilities as of December 31, 2010 are detailed as follows:

	Net possition, assets		Net possition, liabilities
Description of deferred income tax assets	Assets	Liabilities	Assets	Liabilities
and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	88,785
Doubtful accounts impairment	139	-	3,452	-
Vacation accrual	9	-	2,382	-
Production expenses	-	-	-	47,442
Unrealized gains (losses) from sales of products	-	-	49,181	-
Bonds fair value	-	-	1,886	-
Employee termination benefits	-	-	-	2,984
Hedging	-	-	-	20,739
Inventory of products, spare parts and supplies	-	1,050	8,950	-
Research and development expenses	-	-	-	4,215
Tax losses	796	-	2,748	-
Capitalized interest	-	-	-	14,784
Expenses in assumption of bank loans	-	-	-	2,278
Unaccrued interest	-	-	261	-
Fair value of property, plant and equipment	-	-	9,634	-
Employee benefits	-	-	6,052	-
Royalty deferred income taxes	-	-	-	7,462
Other	471	-	3,362	-
Balance at year-end	1,415	1,050	87,908	188,689
Net balance	365	-	-	100,781

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.2	Income tax assets and liabilities as of December 31, 2009 are detailed as follows:

	Net possition, assets		Net possition, liabilities
Description of deferred income tax	Assets	Liabilities	Assets	Liabilities
assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	81,055
Doubtful accounts impairment	-	-	3,708	-
Vacation accrual	-	-	2,309	-
Production expenses	-	-	-	39,660
Unrealized gains (losses) from sales of products	-	-	48,644	-
Bonds fair value	-	-	1,635	-
Employee termination benefits	-	-	-	2,593
Hedging	-	-	-	10,948
Inventory of products, spare parts and supplies	-	-	14,229	-
Research and development expenses	-	-	-	5,263
Tax losses	1,733	-	16,473	-
Capitalized interest	-	-	-	11,222
Expenses in assumption of bank loans	-	-	-	2,015
Unaccrued interest	-	-	393	-
Fair value of property, plant and equipment	-	-	10,524	-
Employee benefits	-	-	6,180	-
Royalty deferred income taxes	-	-	-	7,677
Other	-	863	2,536	-
Balance at year-end	1,733	863	106,631	160,433
Net balance	870	-	-	53,802

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.3	Income tax assets and liabilities as of January 1, 2009 are detailed as follows

	Net possition, assets		Net possition, liabilities
Description of deferred income tax assets	Assets	Liabilities	Assets	Liabilities
and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	72,192
Doubtful accounts impairment	-	-	1,926	-
Vacation accrual	-	-	1,734	-
Production expenses	-	-	-	29,774
Unrealized gains (losses) from sales of products	-	-	55,827	-
Bonds fair value	-	-	1,616	-
Employee termination benefits	-	-	-	1,777
Hedging	-	-	629	-
Inventory of products, spare parts and supplies	-	-	13,613	-
Research and development expenses	-	-	-	4,702
Tax losses	2,828	-	1,534	-
Capitalized interest	-	-	-	9,252
Expenses in assumption of bank loans	-	-	-	826
Unaccrued interest	-	-	504	-
Fair value of property, plant and equipment	-	-	12,287	-
Employee benefits	-	-	2,915	-
Royalty deferred income taxes	-	-	-	5,544
Other	-	859	4,294	-
Balance at year-end	2,828	859	96,879	124,067
Net balance	1,969	-	-	27, 188

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.4	Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.  During 2009, the Company did not use any significant tax losses.

As of December 31, 2010, December 31, 2009 and January 1, 2009, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12.31.2010	12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$

Chile	2,748	16,473	1,534
Other countries	796	1,733	2,828

Balance at year-end	3,544	18,206	4,362

Tax losses (NOL’s) correspond mainly to Mexico. These losses expire on December 31, 2011.

D.5	Unrecognized deferred income tax assets and liabilities

As of December 31, 2010, December 31, 2009 and January 1, 2009, unrecognized assets and liabilities are detailed as follows:

	12.31.2010	12.31.2009	01.01.2009
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	251	489	1,544
Doubtful accounts impairment	98	98	98
Inventory impairment	704	1,176	748
Pensions plan	266	648	1,091
Vacation accrual	29	29	29
Depreciation	(67)	(44)	(20)
Other	(17)	(15)	(12)

Balance at year-end	1,264	2,381	3,478

Tax losses mainly relate to the United States, which expire in 20 years.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.6	Movements in deferred tax liabilities

Movements in deferred tax liabilities as of December 31, 2010 and 2009 are detailed as follows:

	12.31.2010	12.31.2009
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	53,802	27,188
Increase (decrease) in deferred income taxes in statement of income	47,230	26,633
Increase (decrease) in deferred income taxes in equity	(251)	(19)

Balance at period and	100,781	53,802

D.7	Disclosures on income tax expense (income)

The Company recognizes current and deferred income taxes as income or expenses, and they are included in income, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.7	Disclosures on income tax expense (income) (continued)

Current and deferred income tax expenses (income) are detailed as follows

	12.31.2010	12.31.2009
	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)

Current gains tax expense
Current tax expense	(60,863)	(43,613)
Adjustments to current taxes of the previous year	2,569	(4,495)

Current tax expenses, net, total	(58,294)	(48,108)

Deferred tax expenses
Deferred tax expense (revenue) relating to the creation and reversal of temporary differences	(36,350)	(27,732)
Deferred tax expense (revenue) relating to changes in fiscal rates or the imposition of new taxes	(11,385)	-
Deferred tax expenses, net, total	(47,735)	(27,732)

Income tax expense	(106,029)	(75,840)

Expenses (income) for income taxes for foreign and domestic parties are detailed as follows:

	12.31.2010	12.31.2009
	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	(2,208)	(1,499)
Current income tax expense, domestic, net	(56,086)	(46,609)

Total current income tax expense, net	(58,294)	(48,108)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(646)	(1,075)
Deferred income tax expense, domestic, net	(47,089)	(26,657)

Deferred income tax expense, net	(47,735)	(27,732)

Income tax expense	(106,029)	(75,840)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.8	Equity interest in taxation attributable to investments recognized according to the equity method:

The Company does not recognize any deferred income tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent company, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings against which temporary differences can be used.

D.9	Information on the tax effects of other comprehensive income components:

	12.31.2010
		ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedges	(1,474)	251	(1,223)
Total	(1,474)	251	(1,223)

	12.31.2009
		ThUS$
Income tax related to components of other income and expense with a charge or credit to equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedges	(112)	19	(93)
Total	(112)	19	(93)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.10	Explanation of the relationship between expense (income) for tax purposes and accounting income

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile.  This option is based on the fact that the Parent Company and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	12.31.2010	12.31.2009
	ThUS$	ThUS$
	Income (loss)	Income (loss)

Consolidated income before taxes	493,300	415,603
Income tax rate in force in Chile	17%	17%

Tax expense using the legal rate	(83,861)	(70,653)
Effect of royalty tax expense	(11,115)	(9,364)
Effect of non-taxable income	2,783	1,305
Tax effect of rates in other jurisdictions	(3,996)	(141)
Effect of changes in tax rates – see below	(11,385)	-
Other effects from the reconciliation between carrying amount and the tax expense (income)	1,545	3,013

Tax expense using the effective rate	(106,029)	(75,840)

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.4	Income and deferred taxes (continued)

D.11	Tax periods potentially subject to verification:

The Company is potentially subject to income tax audits by tax authorities in each country.  These audits are limited to a number of annual tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years.  Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile
In Chile, the tax authority may review tax returns for up to 3 years from the expiration date of the legal term in which the payment should have been made.  In the event that there is an administrative or legal notice, the review can be extended to a period of 6 years.

b)	United States
In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico
In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain
In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium
In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa
In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Income and deferred taxes (continued)

29.5	Amendments to the income tax law and specific tax on mining in Chile

a)	Amendment to Corporate Tax

Law No. 20,455 was published in the Official Gazette of July 31, 2010. Article 1 of this law temporarily increases the Corporate Tax rate set forth in article 20 of the Income Tax Law (ITL), which levies incomes received or accrued within calendar years 2011 and 2012.

In accordance with that temporary increase, the referred-to rate of 17% increases to 20% for income received or accrued within calendar year 2011 (fiscal year 2012); and to 18.5% for income received or accrued within calendar year 2012 (fiscal year 2013).

The temporary differences affected by this rate increase were identified, which triggers a deferred tax charge to income amounting to ThUS$11,385.

b)	Amendment to the specific tax on mining

Law No. 20.469 was published in the Official Gazette of October 21, 2010, dealing with the following matters:

a.	Article 64 bis of the Income Tax Law, which establishes a specific tax on the operating income derived from mining activities earned by a foreign mine operator, was replaced;
b.
It included a new article 64 ter, relating to the method to be used to determine the operating taxable income derived from mining activities that, prior to this amendment, were addressed in the replaced article  64 bis;

c.	It amended article 11 ter of Decree Law 600/ 1974; and
d.
It established transitory and optional regulations applicable to investments or companies subject  to articles 7, 11 bis and 11 ter of DL 600/ 1974; transitory article 5 of Law 20,026, and companies included in the provisions set forth in transitory article 4, even when they are not the recipients of foreign investments.

Subsidiaries SQM Salar S.A. and SQM Nitratos S.A. requested approval from the Ministry of Economy to be subject to the provisions set forth in transitory article 4 so they can choose to be subject, from 2013 and for a 5 year period, to the 5% invariability rate as the specific tax on mining.

Consequently, for the years 2010, 2011 and 2012 the mechanism used to determine the tax on mining payable with regard to the mining operating margin obtained by these entities will change. As of December 31, 2010 the company reserved the amount of ThUS$13,565, chargeable to the income account.

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Disclosures on accounts maintained in foreign currency

Assets maintained in foreign currency are detailed as follows:

Types of Assets	Currency	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Current assets:
Cash and cash equivalents	CLP	332,624	61,326	99
Cash and cash equivalents	CLF	-	-	-
Cash and cash equivalents	EUR	6,709	3,813	7,676
Cash and cash equivalents	ZAR	1,523	2,586	2,574
Cash and cash equivalents	AED	-	-	176
Cash and cash equivalents	BRL	22	33	4
Cash and cash equivalents	YEN	1,193	823	1,096
Cash and cash equivalents	CNY	104	-	-
Cash and cash equivalents	PEN	13	26	175
Cash and cash equivalents	ARS	-	1	3
Cash and cash equivalents	IDR	-	5	4
Cash and cash equivalents	INR	16	-	-
Cash and cash equivalents	GBP	5	2	6
Cash and cash equivalents	MXN	102	217	809
Subtotal cash and cash equivalents		342,311	68,832	12,622
Other current financial assets	CLP	69,818	126,198	-
Other current financial assets	CLF	-	43,599
Subtotal other current financial assets		69,818	169,797	-
Other current non-financial assets	CLP	30,966	24,442	24,607
Other current non-financial assets	CLF	21	758	294
Other current non-financial assets	EUR	4,303	2,656	10,197
Other current non-financial assets	ZAR	167	17	135
Other current non-financial assets	ARS	42	-	-
Other current non-financial assets	AED	-	-	135
Other current non-financial assets	BRL	2	3	9
Other current non-financial assets	YEN	-	-	-
Other current non-financial assets	CNY	23	-	-
Other current non-financial assets	PEN	331	-	-
Other current non-financial assets	MXN	552	442	338
Subtotal other current non-financial assets		36,407	28,318	35,715
Trade debtors and other accounts receivable	CLP	114,108	103,877	100,825
Trade debtors and other accounts receivable	CLF	1,015	1,735	1,512
Trade debtors and other accounts receivable	EUR	97,193	62,934	43,096
Trade debtors and other accounts receivable	ZAR	7,292	30,977	8,524
Trade debtors and other accounts receivable	AED	-	-	236
Trade debtors and other accounts receivable	BRL	64	20	2
Trade debtors and other accounts receivable	ARS	5	-	-
Trade debtors and other accounts receivable	YEN	2	-	-
Trade debtors and other accounts receivable	CNY	48	-	-
Trade debtors and other accounts receivable	PEN	2	-	-
Trade debtors and other accounts receivable	GBP	409	-	-
Trade debtors and other accounts receivable	MXN	58	7	119
Subtotal trade debtors and other accounts receivable		220,196	199,550	154,314
Accounts receivable from related entities	CLP	111	299	150
Accounts receivable from related entities	EUR	2,651	1,935	3,637
Accounts receivable from related entities	AED	-	-	39
Subtotal accounts receivable from related entities		2,762	2,234	3,826
Current tax assets	CLP	9,098	7,954	-
Current tax assets	EUR	140	208	232
Current tax assets	ZAR	123	2	195
Current tax assets	YEN	16	32	721
Current tax assets	CNY	20	-	-
Current tax assets	PEN	61	-	-
Current tax assets	MXN	39	469	-
Subtotal current tax assets		9,497	8,665	1,148

Total current assets		680,991	477,396	207,625

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Disclosures on accounts maintained in foreign currency (continued)

Types of Assets	Currency	12.31.2010 ThUS$	12.31.2009 ThUS$	01.01.2009 ThUS$
Non-current assets
Other non-current financial assets	CLP	20	20	-
Other non-current financial assets	EUR	3	10	10
Other non-current financial assets	BRL	34	28	19
Other non-current financial assets	YEN	58	52	51
Subtotal other non-current financial assets		115	110	80
Other non-financial non-current assets	CLP	599	2,757	353
Other non-financial non-current assets	CLF	-	5,939	2,449
Other non-financial non-current assets	BRL	227	245	160
Other non-financial non-current assets	YEN	373	297	256
Subtotal other non-financial non-current assets		1,199	9,238	3,218
Non-current rights receivable	CLP	469	883	327
Non-current rights receivable	CLF	633	787	439
Subtotal non-current rights receivable		1,102	1,670	766
Investments accounted for using the equity method	CLP	1,352	328	473
Investments accounted for using the equity method	EUR	9,560	12,121	12,483
Investments accounted for using the equity method	AED	24,168	22,575	5,277
Investments accounted for using the equity method	INR	432	530	94
Investments accounted for using the equity method	TRY	11,988	8,693	11,212
Investments accounted for using the equity method	EGP	1,435	1,780	2,247
Investments accounted for using the equity method	THB	1,543	1,477	1,414
Subtotal investments accounted for using the equity method		50,478	47,504	33,200
Increase in value	CLP	735	-	-
Subtotal Increase in value		735	-	-
Property, plant and equipment	CLP	1,762	577	290
Subtotal property, plant and equipment		1,762	577	290
Total non-current assets		55,391	59,099	37,554
Total assets		736,382	536,495	245,179

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Disclosures on accounts maintained in foreign currency (continued)

Liabilities maintained in foreign currency are detailed as follows:

		12.31.2010			12.31.2009
Types of Liabilities	Currency	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	3,577	7,749	11,326	3,649	6,541	10,190
Other current financial liabilities	CLP	814	1,508	2,322	30,647	1,268	31,915
Other current financial liabilities	EUR	-	-	-	-	3,327	3,327
Subtotal other current financial liabilities		4,391	9,257	13,648	34,296	11,136	45,432
Trade and other accounts payable	CLP	85,403	-	85,403	72,888	66	72,954
Trade and other accounts payable	EUR	22,356	1,535	23,891	65,031	-	65,031
Trade and other accounts payable	INR	1	-	1	-	-	-
Trade and other accounts payable	ARS	1	-	1	-	-	-
Trade and other accounts payable	BRL	341	-	341	-	-	-
Trade and other accounts payable	PEN	43	-	43	-	-	-
Trade and other accounts payable	MXN	1,020	140	1,160	570	19	589
Trade and other accounts payable	GBP	40	-	40	-	-	-
Trade and other accounts payable	CNY	57	-	57	-	-	-
Trade and other accounts payable	ZAR	1,280	1,062	2,342	3,840	-	3,840
Subtotal trade accounts payable and other accounts payable		110,542	2,737	113,279	142,329	85	142,414
Accounts payable to related entities	EUR	-	997	997	-	23	23
Accounts payable to related entities	CLP	-	-	-	-	233	233
Subtotal accounts payable to related entities		-	997	997	-	256	256
Other short term accruals	CLP	20	-	20	-	418	418
Other short term accruals	EUR	323	-	323	-	118	118
Other short term accruals	BRL	-	1,634	1,634	-	1579	1579
Subtotal other short-term accruals		343	1,634	1,977	-	2,115	2,115
Current tax liabilities	CLP	-	-	-	-	27	27
Current tax liabilities	EUR	-	335	335	-	422	422
Current tax liabilities	MXN	-	-	-	-	2	2
Subtotal current tax liabilities		-	335	335	-	451	451
Employee benefits current accruals	MXN	-	292	292	-	-	-
Employee benefits current accruals	CLP	34,211	9,455	43,666	-	16,375	16,375
Subtotal employee benefits current provisions		34,211	9,747	43,958	-	16,375	16,375
Other current non-financial liabilities	CLP	6,299	12,557	18,856	14,187	13,530	27,717
Other current non-financial liabilities	EUR	29	84	113	128	299	427
Other current non-financial liabilities	BRL	12	-	12	-	48	48
Other current non-financial liabilities	MXN	710	54	764	162	-	162
Other current non-financial liabilities	PEN	79	-	79	-	-	-
Other current non-financial liabilities	AUD	-	4	4	-	-	-
Other current non-financial liabilities	CNY	18	-	18	-	-	-
Other current non-financial liabilities	ZAR	-	-	-	856	-	856
Subtotal other current non-financial liabilities		7,147	12,699	19,846	15,333	13,877	29,210
Total current liabilities		156,634	37,406	194,040	191,958	44,295	236,253

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Disclosures on accounts maintained in foreign currency (continued)

		01.01.2009
Types of Liabilities	Currency	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	-	5,352	5,352
Other current financial liabilities	EUR	1,633	-	1,633
Subtotal other current financial liabilities		1,633	5,352	6,985
Trade accounts payable and other accounts payable	CLP	68,914	-	68,914
Trade accounts payable and other accounts payable	CFL	55	171	226
Trade accounts payable and other accounts payable	EUR	9,962	-	9,962
Trade accounts payable and other accounts payable	BRL	249	-	249
Trade accounts payable and other accounts payable	AED	169	-	169
Trade accounts payable and other accounts payable	MXN	643	-	643
Trade accounts payable and other accounts payable	ZAR	599	-	599
Subtotal trade accounts payable and other accounts payable		80,591	171	80,762
Other short term accruals	CLP	138	-	138
Other short term accruals	EUR	7	291	298
Other short term accruals	BRL	-	1,295	1,295
Other short term accruals	AED	11		11
Subtotal other short term accruals		156	1,586	1,742
Employee benefits current accruals	CLP	-	22,112	22,112
Subtotal employee benefits current accruals			22,112	22,112
Other current non-financial liabilities	CLP	9,303	10,042	19,345
Other current non-financial liabilities	EUR	74	375	449
Other current non-financial liabilities	BRL	3	18	21
Other current non-financial liabilities	MXN	255	-	255
Subtotal other current non-financial liabilities		9,635	10,435	20,070
Total current liabilities		92,015	39,656	131,671

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Disclosures on accounts maintained in foreign currency (continued)

		12.31.2010				12.31.2009
Types of Liabilities	Currency	Over 1 year to 3 years ThUS$	Over 3 years to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$	Over 1 year to 3 years ThUS$	Over 3 years to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	66,081	284,056	350,137	6,195	68,144	251,926	326,265
Other non-current financial liabilities	CLP	-	154,485	-	154,485	-	143,956	-	143,956
Subtotal other non-current financial liabilities		-	220,566	284,056	504,622	6,195	212,100	251,926	470,221
Non-current liabilities	CLF	-	-	-	-	187	-	-	187
Non-current liabilities		-	-	-	-	-	-	-	-
Subtotal non-current liabilities		-	-	-	-	187	-	-	187
Tax liabilities	CLP	56	-	36	92	-	-	-	-
Subtotal tax liabilities		56	-	36	92	-	-	-	-
Employee benefits non-current accruals	CLP	-	-	1,805	1,805	-	-	28,171	28,171
Employee benefits non-current accruals	MXN	-	-	-	-	-	-	185	185
Employee benefits non-current accruals	JPY	-	-	-	-	-	-	326	326
Subtotal employee benefits non-current accruals		-	-	1,805	1,805	-	-	28,682	28,682
Total non-current liabilities		56	220,566	285,897	506,519	6,382	212,100	280,608	499,090

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 30 - Disclosures on accounts maintained in foreign currency (continued)

		01.01.2009
Types of Liabilities	Currency	Over 1 year to 3 years ThUS$	Over 3 years to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,056	5,056	75,828	85,940
Subtotal other non-current financial liabilities		5,056	5,056	75,828	85,940
Non-current liabilities	CLF	398	-	-	398
Subtotal non-current liabilities		398	-	-	398
Tax liabilities	CLP	18	-	-	18
Subtotal tax liabilities		18	-	-	18
Employee benefits non-current accruals	CLP	-	-	19,489	19,489
Employee benefits non	MXN	-	-	403	403
Employee benefits non	JPY	-	-	294	294
Subtotal employee benefits non-current accruals		-	-	20,186	20,186
Total non-current liabilities		5,472	5,056	96,014	106,542

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 31 – Lease Commitments

SQM Salar S.A., a consolidated subsidiary of the Company, entered into a contract with a government agency (CORFO) for the rental of land for the purpose of exploration and exploitation of certain minerals. Rental payments (royalties) are stated in US dollars and are determined based on actual mineral sales through 2030 in accordance with rates specified in the agreement.  Based on the agreement the Company paid ThUS$ 18,717, ThUS$ 17,747 and ThUS 17,712 in 2010, 2009 and 2008 respectively, including the minimum annual rental, which was ThUS$ 7,567, ThUS$ 11,738 and ThUS$ 3,757 for 2010, 2009 and 2008, respectively.  Future estimated minimum annual rentals are as follows:

Minimum
Anual
Rentals
Year ended December 31,	ThUS$

2011	5,124
2012	5,124
2013	5,124
2014	5,124
2015	5,124
Thereafter(2016-2030)	81,751
Total	107,371

As of December 31, 2010, SQM Salar S.A. has accrued for the rental payment of ThUS$ 5,182 related to the rental agreement maintained with CORFO.

Note 32 - Events after the reporting period

32.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2010 were approved and authorized for issuance by the Board of Directors at their meeting held on March 1, 2011.

The consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries have been translated into English and adapted in order to comply with US SEC requirements. These consolidated financial statements were approved and authorized for issuance by the Board of Directors whose meeting was held on June 28, 2011.

32.2	Disclosures of subsequent events

Management is not aware of any other significant events that occurred between December 31, 2010 and the date of issuance of these consolidated financial statements that may significantly affect them.

32.3	Detail of dividends declared after the reporting date

As of the closing date of these financial statements, there are no dividends declared after the reporting date.