Form 20-F
period 2011-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2012-04-27
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

i

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars," “USD” and "dollars" are to United States dollars, references to "pesos," “CLP” and "Ch$" are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of December 31, 2011, UF 1.00 was equivalent to US$42.94 and Ch$22.294,03.

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

GLOSSARY

“assay values” Chemical result or mineral component amount that contains the sample.

“average global metallurgical recoveries” Percentage that measures the metallurgical treatment effectiveness based on the quantitative relationship between the initial product contained in the mine-extracted material and the final product produced in the plant.

“average mining exploitation factor” Index or ratio that measures the mineral exploitation effectiveness, based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.

“CAGR” Compound annual growth rate, the year over year growth rate of an investment over a specified period of time

“cash and cash equivalents” The International Accounting Standards Board (IASB) defines cash and cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

“Controller Group”** A person or company or group of persons or companies that according to Chilean law, have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.

“Corfo” Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting Chile's manufacturing productivity and commercial development.

ii

“cut-off grade” The minimal assay value or chemical amount of some mineral component above which exploitation is economical.

“dilution” Loss of mineral grade because of contamination with barren material (or waste) incorporated in some exploited ore mineral.

“exploitation losses” Amounts of ore mineral that have not been extracted in accordance with exploitation designs.

“fertigation” The process by which plant nutrients are applied to the ground using an irrigation system.

“geostatistical analysis” Statistical tools applied to mining planning, geology and geochemical data that allow estimation of averages, grades and quantities of mineral resources and reserves.

“heap leaching” A process whereby minerals are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

“horizontal layering” Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).

“hypothetical resources” Mineral resources that have limited geochemical reconnaissance, based mainly on geological data and samples assay values spaced between 500–1000 meters.

“Indicated Mineral Resource” See "Resources—Indicated Mineral Resource."

“Inferred Mineral Resource” See "Resources—Inferred Mineral Resource."

“industrial crops” Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.

“Kriging Method” A technique used to estimate ore reserves, in which the spatial distribution of continuous geophysical variables is estimated using control points where values are known.

“LIBOR” London Inter Bank Offered Rate.

“limited reconnaissance” Low or limited level of geological knowledge.

“Measured Mineral Resource” See "Resources—Measured Mineral Resource."

“metallurgical treatment” A set of chemical and physical processes applied to the caliche ore and to the salar brines to extract their useful minerals (or metals).

“ore depth” Depth of the mineral that may be economically exploited.

“ore type” Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

“ore” A mineral or rock from which a substance having economic value may be extracted.

“Probable Mineral Reserve” See "Reserves—Probable Mineral Reserve."

“Proved Mineral Reserve” See “Reserves—Proved Mineral Reserve.”

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

“Reserves—Proved Mineral Reserve”* The economically mineable part of a Measured Mineral Resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

iii

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

A deposit may be classified as an Indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow the Competent Person, as that term is defined under Chilean Law Number 20,235, determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“Resources—Inferred Mineral Resource”* That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

“Resources—Measured Mineral Resource”* The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

A deposit may be classified as a Measured Mineral Resource when the nature, quality, amount and distribution of data are such as to leave no reasonable doubt, in the opinion of the Competent Person, as that term is defined under Chilean Law Number 20,235, determining the Mineral Resource, that the tonnage and grade of the deposit can be estimated within close limits and that any variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“solar salts” A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo-storage energy.

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

“waste” Rock or mineral which is not economical for metallurgical treatment.

“Weighted Average Age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2011 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2011.

*	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).
**	The definition of a Controller Group that has been provided is the one that applies to the Company. Chilean law provides for a broader definition of a Controller Group.

iv

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as "believe," "expect," "predict," "anticipate," "intend," "estimate," "should," "may," "likely", "could" or similar expressions may identify forward-looking information. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects. Factors that could cause actual results to differ materially include, but are not limited to:

•	SQM's ability to implement its capital expenditures, including its ability to arrange financing when required;

•	the nature and extent of future competition in SQM's principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America and Asia where SQM conducts a large portion of its business;

•	volatility of global prices for SQM’s products;

•	changes in production capacities;

•	changes in raw material and energy prices;

•	currency and interest rate fluctuations; and

•	additional factors discussed below under Item 3. Key Information—Risk Factors

v

PART 1

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

3.A.   Selected Financial Data

The following table presents selected financial data as of December 31, 2011 and the previous two years. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

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

Year ended December 31,

	2011	2010	2009
Income Statement Data	(in millions of US$) (1)
I.F.R.S
Sales	2,145.3	1,830.4	1,438.7
Cost of sales	(1,290.5)	(1,204.4)	(908.5)
Gross profit	854.8	626.0	530.2
Administrative expenses	(91.8)	(78.8)	(75.5)
Operating Income	763.0	547.2	454.7
Net finance costs	(16.1)	(22.1)	(17.5)
Foreign currency transactions	(25.3)	(5.8)	(7.6)
Equity in gains (losses) of associates and joint ventures accounted for using the equity method	21.8	10.7	4.5
Other gains(losses), net	(9.6)	(36.7)	(18.5)
Profit before income tax expense	733.8	493.3	415.6
Income Tax expense	(179.7)	(106.0)	(75.8)
Profit (loss)	554.1	387.3	339.8
Equity holders of the parent	545.8	382.1	338.3
Non-controlling interest	8.4	5.7	1.5
Basic earnings per share (2)	2.07	1.45	1.29
Basic earnings per ADR (2) (3)	2.07	1.45	1.29
Dividend per share (4) (5) (6)	1.04	0.66	1.24
Weighted average shares outstanding (000s) (2)	263,197	263,197	263,197

Year ended December 31,

	2011	2010	2009
Balance Sheet Data	(in millions of US$)
I.F.R.S
Total assets	3,871.6	3,372.8	3,141.8
Total Liabilities	2,007.2	1,702.0	1,677.4
Total Equity	1,864.4	1,670.8	1,464.5
Equity attributable to the owners of the controlling entity	1,812.8	1,622.8	1,418.8
Equity attributable to non-controlling interest	51.5	48.0	45.7
Capital stock	477.4	477.4	477.4

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

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2009 and 2010, 2011.

(5) Dividends may only be paid from net income as determined in accordance with IFRS; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8.Dividend Policy — Dividends.

(6) Dividend amount paid per calendar year.

EXCHANGE RATES

Chile has two currency markets, the Mercado Cambiario Formal, or the "Formal Exchange Market," in which SQM conducts its transactions, and the Mercado Cambiario Informal, or the "Informal Exchange Market." The Formal Exchange Market comprises banks and other entities authorized by the Banco Central de Chile (the "Chilean Central Bank"). The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

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

On January 3, 2011, the Chilean Central Bank decided to intervene in the Formal Exchange Market by increasing the level of international reserves by US$12 billion, the biggest-ever exchange rate intervention aimed at suppressing the rising peso. This plan was implemented in January 2011 and it was terminated in December 2011.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the "Informal Exchange Rate." There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate (1)
Ch$ per US$
Year	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)
2005	509.70	592.75	559.86	512.50
2006	511.44	549.63	530.26	532.39
2007	493.14	548.67	522.69	496.89
2008	431.22	676.75	521.79	636.45
2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)
2011
October	490.29	533.74	510.09	490.29
November	494.08	526.83	509.73	517.37
December	508.67	522.62	517.26	519.20
2012
January	485.35	518.20	499.96	488.75
February	475.29	487.73	480.89	476.27
March	480.62	491.57	485.90	487.44

Source: Central Bank of Chile

(1)	Observed exchange rates are the actual high and low on a day-to-day basis, for each period.

(2)	The monthly average rate is calculated on a day-to-day basis for each month.

(3)	The Year/Month End exchange rate is based on transactions observed during the last day of the month/year.

3.B.   Capitalization and Indebtedness

Not applicable.

3.C.   Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk Factors

Our operations are subject to certain risk factors that may affect SQM's financial condition or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but we currently believe are not significant may also affect our business operations. Our business, financial condition or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2011, approximately 49% of our sales were made in emerging market countries: 14% in Central and South America (excluding Chile); 8% to Africa and the Middle East; 13% in Chile; and 14% in Asia & Oceania (excluding Japan). We expect to expand our sales in these and other emerging markets in the future. The results of and prospects of our operations in these regions and in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our sales or operations in those countries.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products, specifically potassium chloride, are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by current global economic conditions. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, including SQM, and their respective business strategies.

During 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) increased significantly during the first nine months of the year. Towards the end of 2008, fertilizer prices generally fell as a result of the global economic and financial slowdown. During 2009, volatility in prices continued to affect commodity markets around the world. During 2010, prices of potassium-based fertilizers stabilized after the conclusion of important contract negotiations between major producers and buyers at the end of 2009. During the first half of 2011, we observed consolidation in the industry on the part of producers and the settlement of important supply contracts between China and major potash producers at higher prices. Fertilizer markets for these products were stronger during 2011, with prices stabilizing in the fourth quarter. We cannot assure you that prices and sales volumes will not decline in the future.

Iodine prices have followed an upward trend since late 2003, reaching an average price of approximately US$38 per kilogram in 2011, almost 40% higher than average prices in 2010. Sales volumes of iodine and its derivatives may be affected by general decreases in the use of applications that are sensitive to economic growth. During 2011, iodine demand reached historical highs, surpassing the demand of previous years. We cannot assure you that prices or sales volumes will not decline in the future.

We started production of lithium carbonate from the brines extracted from Salar de Atacama in October 1996 and started selling lithium carbonate commercially in January 1997. Our entry into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entry to less than US$2,000 per ton. At the end of 2008, prices were approximately US$6,000 per ton and remained at this level until the fourth quarter of 2009 when prices declined to approximately US$5,000 per ton. As a result of events in global markets during 2009, demand for lithium carbonate declined and, lithium prices and sales volumes for 2009 were lower compared to the previous year. In September 2009, we announced a 20% price cut for lithium carbonate and lithium hydroxide as a measure to stimulate demand. In 2010, we observed demand recovery in the lithium market, which continued in 2011, driven mostly by demand related to battery use. We cannot assure you that this positive trend will continue in the future. We cannot assure you that prices and sales volumes will not decline in the future.

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

New production of iodine or lithium carbonate from current or new competitors

Potential new production of iodine and lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share which in turn could materially affect our business, financial position and results of operations.

We have an ambitious capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse impact on our business, financial condition and results of operations.

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2011, the Chilean peso to U.S. dollar exchange rate was Ch$519.20 per U.S. dollar, while as of December 31, 2010, the Chilean peso to U.S. dollar exchange rate was Ch$468.01 per U.S. dollar.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese Yuan and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may materially affect our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate, or "LIBOR," plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2011, approximately 28% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A significant increase in the rate could materially impact our financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of goods sold

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, including LNG, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute an important part of our cost of sales, approximately 17% in 2011. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our mining reserves estimates are prepared by our own geologists, and were validated in March 2012, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology.  Mrs. Aguilera is a Competent Person (“Persona Competente”), as that term is defined under Chilean Law Number 20,235. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Approximately 72% of our permanent employees in Chile are represented by 24 labor unions, as of March 31, 2012. As a result, we are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Ley de Subcontratación ("Law on Subcontracting"), further provides when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19 of our consolidated financial statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by companies and respective governmental authorities. These jurisdictions may each have their own tax codes, environmental regulations, labor codes and legal framework, which could complicate efforts to comply with these regulations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees (with the exception of the Salar de Atacama rights, for which we have a lease until 2030). Furthermore, under the regulations of the Comisión Chilena de Energía y Nuclear (C Chen), SQM is limited to 180,100 tons of total lithium extraction. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

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

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. We are required to conduct environmental impact studies of any future projects or activities (or significant modifications thereto) that may affect the environment. The Environmental Assessment Service currently evaluates environmental impact studies submitted for its approval, and private citizens, public agencies or local authorities may challenge projects that may adversely affect the environment, either before these projects are executed or once they are already operating, if they fail to comply with applicable regulations. Enforcement remedies available include fines and temporary or permanent closure of facilities.

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

We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse impacts. We believe we are currently in compliance in all material respects with applicable environmental regulations in Chile. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations. In connection with our current investments at the Salar de Atacama and Nueva Victoria, the success of these investments is dependent on the behavior of the eco-system variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact assessment studies. If we fail to obtain approval, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

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

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. A major earthquake could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Even though we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks related to our shares and to our ADRs

The price of our ADRs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADRs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADRs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADRs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADRs

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADRs.

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

Our share price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to constantly look for opportunities that will allow us to consolidate and strengthen our competitive position. Pursuant to this strategy, we may from time to time evaluate and eventually carry out acquisitions relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

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

If the Company were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a passive foreign investment company, or PFIC, for 2011. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADRs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See Item 10.E Taxation – United States Tax Considerations.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 425-2000.

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

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making appropriate acquisitions and divestitures. During this period we acquired Kefco in Dubai and the iodine business of DSM. We also sold (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed SQM to concentrate its efforts on its core products. In 2007, we completed the construction of a new prilling and granulating plant. In 2008, we completed our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant. During 2010 and 2011, we continued expansion of potassium-based products in the Salar de Atacama. During the fourth quarter of 2011, we completed the construction of a new potassium nitrate facitly in Coya Sur, increasing capacity 300,000 metric tons. We also inaugurated a facility to produce 40,000 of KNO3, a result of a joint venture with Migao, which was signed in 2008. Through this JV, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant was opened in January 2011.

In September 2011, the subsidiary Soquimich European Holding B.V., purchased from its associate Nutrisi Holding N.V., 66.6% of the shares it held in the subsidiary Fertilizantes Naturales S.A. In December of 2011, Ferilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

In December 2011, the subsidiary Socuimich European Holding B.V. sold its 50% interest Nutrisi Holding N.V.

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

SQM’s capital expenditures in the 2009-2011 period were the following:

(in millions of US$)	2011	2010	2009
Capital Expenditures (1)	501.1	336.0	376.2

(1)	For purposes of this item, capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

In 2009, we had total capital expenditures of US$376.2 million, primarily relating to:

•	investment in a new potassium nitrate production facility in Coya Sur;
•	investments related to increased production capacity of potassium-based products in the Salar de Atacama;
•	upgrade of our railroad system to handle expanded production capacity; and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2010, we had total capital expenditures of US$336.0 million, primarily relating to:

•	continued investment of a new potassium nitrate production facility in Coya Sur;
•	investments related to increasing production capacity of potassium-based products in the Salar de Atacama;
•	upgrade of our railroad system to handle expanded production capacity; and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

In 2011, we completed a capital expenditure program that included investments totalling approximately US$501.1 million. We focused our capital expenditures projects on:

•	increased production capacity of potassium-based products at the Salar de Atacama, with the continued construction and completion of MOP and granulated MOP facilities at the Salar de Atacama;
•	increased capacity and efficiencies at nitrate and iodine facilities;
•	optimization of our rail system;
•	various projects designed to maintain production capacity, increase yields and reduce costs.

For 2012, SQM has developed a capital expenditure program calling for investments totalling approximately $550 million. Among other things, the program would focus on:

•	capacity expansion projects in the Tarapaca Region, significantly increasing the production of iodine and nitrates;
•	continued investments related to increased production capacity of potassium based products at the Salar de Atacama, including various projects related to finishing products at the Salar de Atacama;
•	various projects designed to maintain production capacity, increase yields and reduce costs.

We expect substantially all of the US$550 million of the capital expenditures under our current capital expenditure program to be made in Chile. No external financing is required to finance the capital expenditure program for the 2012 period; however, SQM reserves its right to access capital markets in order to optimize its financial position.

4.B. Business Overview

The Company

We believe that we are the world’s largest integrated producer of potassium nitrate, iodine and lithium carbonate. We produce specialty plant nutrients, iodine and derivatives, lithium and derivatives, potassium chloride and certain industrial chemicals (including industrial nitrates). Our products are sold in over 100 countries through our worldwide distribution network, with more than 87% of our sales derived from countries outside Chile in 2011.

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

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; industrial chemicals; potassium; and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in the x-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar energy plants as a means for energy storage. Potassium chloride is a commodity fertilizer that is produced and sold by the Company worldwide. In addition, we complement our portfolio of plant nutrients through the buying and selling of other fertilizers for use mainly in Chile.

For the year ended December 31, 2011, we had revenues of US$2,145.3 million, gross margin of US$854.8 million and net income of US$545.8 million. Our market capitalization as of December 31, 2011 was approximately US$14.0 billion.

Our Series A and Series B common shares are listed on the Santiago Stock Exchange. Our Series B ADRs have been listed on the NYSE since 1993. Our ticker symbols on the Santiago Stock Exchange for our Series A and Series B shares are “SQM-A” and “SQM-B,” respectively, and our ticker symbol on the NYSE for the Series B ADRs is “SQM.”

Specialty Plant Nutrition: We produce four principal types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. Furthermore, SQM sells other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits, flowers, potatoes and cotton, and they are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application the products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (field application), Speedfol™ (foliar application), and Allganic™ (organic farming). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, alkaline pH (which reduces soil acidity) and low chlorine content. One of the most important products in the SPN business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays and potassium nitrate prills are suitable for split soil applications.

These advantages, plus customized specialty blends that meet specific needs along with technical service provided by us, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, our specialty plant nutrients enable our customers to achieve higher yields and better quality crops, and consequently, specialty plant nutrients are sold at a premium price.

Iodine and its derivatives: We are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for liquid crystal displays (LCDs), antiseptics, biocides and disinfectants in the synthesis of pharmaceuticals, herbicides, electronics, pigments, dye components and heat stabilizers.

Lithium and its derivatives: We are the world's leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals, and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry.

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate are used as a thermal storage medium in solar-based electricity generating plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, liquid crystal displays (LCD), glass and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

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

SQM is the only company that produces and distributes the three main potassium fertilizers: potassium nitrate, potassium sulphate and potassium chloride.

The following table sets forth the percentage breakdown of our revenues for 2011, 2010 and 2009 according to our product lines:

	2011	2010	2009
Specialty Plant Nutrition	34%	33%	37%
Iodine and Derivatives	21%	17%	13%
Lithium and Derivatives	9%	8%	8%
Industrial Chemicals	7%	8%	8%
Potassium	26%	29%	28%
Other	4%	4%	6%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, low costs, competitive pricing and the development of new products;
•	increase our production capacity of potassium-related fertilizers from the Salar de Atacama;
•	continue to increase the efficiency of our production processes and reduce costs;
•	evaluate acquisitions, joint ventures and commercial alliances in each of our core businesses; and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

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

Iodine and its derivatives

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with such demand growth; (ii) develop new iodine derivatives and participate in iodine recycling projects; and (iii) pursue to reduce our production costs through improved processes and higher productivity in order to compete more effectively.

Lithium and its derivatives

Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; and (iii) pursue to reduce our production costs through improved processes and higher productivity in order to compete more effectively.

Industrial Chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in the industrial nitrates for thermal storage market and become a long-term, reliable source for the industry; and (ii) pursue to reduce our production costs through improved processes and higher productivity in order to compete more effectively.

Potassium

Our strategy is to significantly increase our production capacity of potassium chloride and potassium sulfate. Our distribution strategy is to; (i) offer a portfolio of potassium products including potassium sulfate, potassium chloride and other fertilizers to our traditional markets; (ii) create flexibility to offer standard or compacted products according to market requirements; (iii) focus in markets where we have logistical advantages.

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

Main Business Lines

Specialty Plant Nutrition

We believe we are the world's largest producer of potassium nitrate. We estimate that our sales accounted for almost 50% of world potassium nitrate sales by volume in 2011, this estimate does not consider potassium nitrate produced by local Chinese market and sold to the local Chinese market, only net imports to the Chinese market. During 2011, the potassium nitrate market was stable compared with 2010, despite the significant increase on prices. Moreover, global sales totaled around 1 million metric tons in 2011. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate, and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends").

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and saves water;
•	provide nitrogen in nitric form, thereby allowing crops absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants; and
•	are more attractive to customers who prefer products of natural origin.

In 2011, our sales from specialty plant nutrients were US$721.7 million, representing 34% of our total sales for that year and 20% higher than the US$604 million recorded in 2010. Improved economic conditions supported higher demand for premium vegetables and fruits, which has reinforced the consumption of specialty fertilizers.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients is high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and other high-value crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics and increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields; and (iii) the increase in demand for higher quality crops such as fruits and vegetables.

For instance, over the last ten years the CAGR for vegetable production per capita has grown 3% while the CAGR for world population only reached 1.5%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. It is important to remark that irrigation has been growing at an average annual rate of 1.5% during last 20 years, at a pace equal with population growth. However, micro-irrigation has been growing at 10% per year in the same period. Micro-irrigation systems, which include drip-irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by the Company or its affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, Belgium, The Netherlands, South Africa, Turkey, Egypt, China, India and Thailand.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2011, 2010 and 2009.

	2011	2010	2009
Sales Volume (Th. MT)
Sodium nitrate	22.2	16.8	16.5
Potassium nitrate and sodium potassium nitrate	551.1	534.7	392.1
Blended and other specialty plant nutrients(1)	276.0	263.9	256.9
Total Revenues (in US$ millions)	721.7	603.7	527.0

(1)	Includes blended and other specialty plant nutrients.

Specialty Plant Nutrition: Marketing and Customers

In 2011, we sold our specialty plant nutrients in close to 90 countries. During the same year, sales of the Company's specialty plant nutrients were exported to the following regions: 14% were sold to customers in Central and South America (not including Chile), 17% to customers in Chile, 24% to customers in North America, 26% to customers in Europe and 19% to customers in other regions. No single customer represented more than 9% of SQM's specialty plant nutrient sales during 2011, and our 10 largest customers accounted in the aggregate for no more than 33% of sales during that period.

Sales Breakdown	2011	2010	2009
Central & South America	14%	14%	22%
North America	24%	25%	26%
Europe	26%	22%	22%
Chile	17%	16%	10%
Others	19%	23%	20%

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

In 2005, SQM acquired 100% of the shares of Kefco, which has a urea phosphate plant located in Dubai. Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems. The plant has an annual production capacity of 30,000 metric tons.

In 2005, SQM and Yara formed a joint venture called MISR Specialty Fertilizers ("MSF"), for the production of tailor-made liquid NPK (nitrogen-phosphate-potassium) fertilizers. The plant is located in Egypt and has a production capacity of 80,000 metric tons per year. As of April 2012, the Company has divested from this investment.

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

In May 2009, SQM's subsidiary Soquimich European Holdings, entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility will be constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility will require a total investment of approximately US$ 2.6 million and was opened on January 2012.

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

In December 2009, SQM signed an agreement with the French Roullier Group to form the joint venture "SQM VITAS." This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai will be the main focus of this joint venture. As part of the agreement, the SQM phosphate plant located in Dubai becomes part of this joint venture. In September 2010, SQM VITAS implemented a new phosphate line that will allow the production of two of the main water soluble phosphorus products in the world: Mono Ammonium Phosphate and Urea Phosphate.

In September 2011, the subsidiary Soquimich European Holding B.V., purchased from its associate Nutrisi Holding N.V., 66.6% of the shares it held in the subsidiary Fertilizantes Naturales S.A. In December of 2011, Ferilizantes Naturales S.A. changed its company name to SQM Iberian S.A. In December 2011, the subsidiary Soquimich European Holding B.V. sold its 50% interest Nutrisi Holding N.V.

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

Our customers are located in both the northern and southern hemispheres. Consequently, we believe there are no material seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through Soquimich Comercial S.A. which sells these products either alone or in blends with other imported products, mainly triple super phosphate (TSP) and diammonium phosphate (DAP), among others.

Soquimich Comercial sells imported fertilizers to farmers in Chile mainly for application in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits. Most of the fertilizers that Soquimich Comercial S.A. imports are purchased on a spot basis from different countries in the world.

We believe that all contracts and agreements between Soquimich Comercial S.A. and third party suppliers, with respect to imported fertilizers, contain standard and customary commercial terms and conditions. During the preceding ten years, Soquimich Comercial S.A. has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices, and we don’t expect problems in the future.

We estimate that Soquimich Comercial S.A.'s sales of fertilizers represented approximately 30% of total fertilizer sales in Chile during 2011.  No single customer represented more than 5% of Soquimich Comercial S.A.’s total fertilizer sales revenues, and its 10 largest customers in total represented less than 30% of revenues

Revenues generated by Soquimich Comercial S.A. represented 10.2% of the Company's 2011 consolidated revenues. Soquimich Comercial S.A.'s consolidated revenues were approximately US$218 million and US$178 million in 2011 and 2010 respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. ("Haifa"), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 32% of total world sales during 2011 (excluding sales by Chinese producers into the domestic Chinese market).

S.C.M. Virginia, a Chilean iodine producer, ultimately controlled by Inverraz S.A., also produces potassium nitrate from caliche ore. However, they have focused on the production of sodium potassium nitrate during the last few years. ACF, another Chilean producer, mainly oriented to iodine production, began production of potassium nitrate from caliche ore and potassium chloride during 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

In 2011, through a partially owned facility, NU3, we also produced soluble and liquid fertilizers using our potassium nitrate as a raw material. Through this activity, we have acquired production technology and marketing know-how, which we believe will be useful for selling our products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications.

Iodine and its derivatives

We are the world's largest producer of iodine. In 2011, our revenues from iodine and iodine derivatives amounted to US$454.5 million, representing 21% of our total revenues in that year. We estimate that our sales accounted for around 37% of world iodine sales by volume in 2011.

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

The following table sets forth our total sales and revenues from iodine and iodine derivatives for 2011, 2010 and 2009:

	2011	2010	2009
Sales Volume (Th. MT)
Iodine and derivatives	12.2	11.9	7.2
Revenues (in US$ millions)	454.5	316.3	190.9

Our sales revenues in 2011 increased from US$316.3 million in 2010 to US$454.5 million, mainly due to increases in quantity and price as a consequence of strong demand growth among most uses.

Iodine: Marketing and Customers

In 2011, we sold our iodine products to around 300 customers in 60 countries. During the same year, most of our sales were exported: 36% was sold to customers in Europe, Middle East & Africa, 32% to customers in North America, 3% to customers in Central and South America and 29% to customers in Asia, Oceania and other regions. No single customer accounted for more than 8% of the Company's iodine sales in 2011, and our ten largest customers accounted in the aggregate for no more than 45% of sales.

Sales Breakdown	2011	2010	2009
Europe, Middle East & Africa	36%	35%	31%
North America	32%	33%	36%
Central & South America	3%	5%	3%
Others	29%	27%	30%

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

Iodine production in Chile starts from a unique mineral ore known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan and Indonesia producers extract iodine from underground brines which are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Four Chilean companies, including SQM, accounted for approximately 59% of such sales (37% by SQM and 22% by the other Chilean producers). Other Chilean producers include Atacama Minerals Corp., a Canadian company, Atacama Chemical S.A. (Cosayach), which is controlled by the Chilean holding Inverraz S.A., and ACF Minera S.A. also owned by a Chilean family. A fifth Chilean producer, SCM Bullmine, started iodine exports towards the end of 2011 but still with relatively minor quantities.

ACF Minera is developing a new mining operation in the Antofagasta Region of Chile, the Algorta Norte project, in cooperation with Toyota Tsusho. At this time, it is difficult to estimate the production capacity that this operation will actually reach.

We estimate that eight Japanese iodine producers accounted for approximately 20%, without considering iodine recycling from Japan, of world iodine sales in 2011.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for 4% of world iodine sales in 2011. In 2009, a new U.S. based player, Iofina, announced its entrance to the iodine market. Nevertheless, its production level was small during 2011. Whether Iofina could become a relevant player in coming years is uncertain.

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

We estimate that worldwide sales of iodine amounted to between 30.5 and 31.0 thousand metric tons in 2011.

The prices of our iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of a strong demand recovery together with a tightened availability from other suppliers, iodine prices increased substantially during 2011 reaching an average of approximately US$38 per kilogram in 2011.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers. While there are substitutes for iodine available for certain applications, such as antiseptics and disinfectants, there are limited cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed, and main chemical uses of iodine, which together account for most iodine sales.

Lithium and its derivatives

We believe we are the world's largest producer of lithium carbonate and one of the world's largest producers of lithium hydroxide. In 2011, our revenues from lithium sales amounted to US$183.4 million, representing 9% of our total revenues. We estimate that our sales accounted for approximately 31% of the world's demand of lithium chemicals in volume.

Lithium: Market

Lithium carbonate is used in a variety of applications, including electrochemical materials for batteries, ceramic and enamel frits, heat resistant glass (ceramic glass), primary aluminum smelting process, air conditioning chemicals, continuous casting powder for steel extrusion, synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and the battery industry.

Lithium: Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of such lithium carbonate plant is 48,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6 thousand metric tons per year and is one of the largest plants in the world.

The following table sets forth our total sales and revenues from lithium carbonate and its derivatives for 2011, 2010 and 2009:

	2011	2010	2009
Sales Volume (Th. MT)
Lithium and derivatives	40.7	32.4	21.3
Revenues (in US$ millions)	183.4	150.8	117.8

Our sales revenues in 2011 reached US$183.4 million, an increase from US$150.8 million in 2010, due to significantly higher sales volumes resulting from a healthy demand in 2011, mainly driven by rechargeable batteries and also by uses related to construction, such as ceramic and glass. Other producers experienced some supply constraints during part of the year, allowing SQM to strengthen its position as the leader in lithium carbonate supply.

Lithium: Marketing and Customers

In 2011, we sold our lithium products to over 300 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: 28% to customers in Europe, 10% to customers in North America, 61% to customers in Asia and Oceania and 1% to customers in other regions. No single customer accounted for more than 14% of the Company's lithium sales in 2011, and our ten largest customers accounted in aggregate for no more than 51% of sales.

Sales Breakdown	2011	2010	2009
Europe, Middle East & Africa	28%	34%	31%
North America	10%	12%	14%
Asia & Oceania	61%	53%	53%
Others	1%	1%	2%

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH ("Chemetall"), a subsidiary of Rockwood Specialties Group Inc. and FMC Corporation ("FMC"). In addition, a number of Chinese producers together accounted for approximately 22% of the world market in 2011 in volume. Chemetall produces lithium carbonate in its operations located in Chile, through Sociedad Chilena del Litio Limitada, and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina, through Minera del Altiplano S.A., where they produce lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

We believe that Lithium production will increase in the near future. A number of new projects to develop lithium deposits have been announced recently, of which some could materialize in the short to medium term.

We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding direct use for lithium minerals) amounted to approximately 135,000 metric tons in 2011.

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

In addition to producing industrial nitrates, we produce and commercialize other industrial chemicals such as boric acid, a by-product of the production of potassium sulfate, and industrial-grade potassium chloride, both sold into industrial markets in crystalline form. In 2011, our revenues from industrial chemicals were US$139.5 million, representing about 7 % of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatment and various chemical processes. In addition, the most significant growth potential comes from industrial nitrates for thermal storage in solar energy projects. Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio. We expect a significant increase in sales volumes of solar salt applications as new solar energy projects come online.

Boric acid is mainly used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits, and LCD flat panel displays.

Industrial potassium chloride is mainly used as an additive in oil and gas drilling fluids as well as in the production of carragenine.

Industrial Chemicals: Our Products

The following table sets forth our sales volumes of industrial chemicals and total revenues for 2011, 2010 and 2009:

	2011	2010	2009
Sales Volume (Th. MT)
Industrial nitrates	181.2	198.9	149.2
Boric Acid	2.4	2.6	3.4
Revenues (in US$ millions)	139.5	149.7	115.4

Sales of industrial chemicals decreased from US$149.7 million in 2010 to US$139.5 million in 2011.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in more than 50 countries in 2011; 26% percent of our sales of industrial chemicals were made to customers in North America, 52% to customers in Europe, 17% to customers in Central and South America and 5% to customers in Asia, Oceania and other regions. No single customer accounted for more than 11% of the Company's sales of industrial chemicals in 2011, and our ten largest customers accounted in the aggregate for no more than 59% of such sales.

Sales Breakdown	2011	2010	2009
Europe, Middle East & Africa	52%	55%	45%
North America	26%	18%	30%
Central & South America	17%	22%	18%
Others	5%	5%	7%

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

Industrial Chemicals: Competition

We believe we are the world's largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented 58% of world demand in 2011 (excluding China and India internal demand, for which we believe reliable estimates are not available). Our competitors are mainly in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial nitrates business, which includes sodium nitrate and potassium nitrate for industrial uses, was Israel Haifa Chemicals in 2011, with an estimated 21% of the market share. We estimate our market share at approximately 37% for 2011.

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

Since 2010, investments on compacted product allowed us to increase our capacity to over 1.7 million MT, granting improved flexibility and market coverage.

In 2011, our potassium chloride and potassium sulfate revenues amounted to US$555.7 million, representing 26% of our total revenues and a 5% increase with respect to 2010. We are currently making investments in potassium chloride and potassium sulfate that will enable us to increase our production and sales of this product.

Sales of potassium chloride and potassium sulfate are reported together. This new classification better reflects the fact that both products are derived from the same natural resource that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with the market approach to reporting potassium products. Potassium sulfate sales include sales of third party products.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant's structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer, and it is used to fertilize crops that can resist high levels of chloride, such as wheat, corn and soybeans, among others.

Some benefits that can be obtained through the use of potassium are:

▪	Increased production of proteins;

▪	Increased photosynthesis;

▪	Intensified transport and storage of assimilates;

▪	Prolonged and more intense assimilation period;

▪	Improved water efficiency;

▪	Regulated opening and closure of stomata;

▪	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrients business line. It is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers, and in particular potassium chloride, as efforts are being made to maximize crop yields and use resources efficiently. During this same period, major players in this industry on the supply side have produced potassium chloride according to market demand. For the last ten years the Potassium CAGR was around 3%.

We estimate that demand reached the level of 55 million metric tons for MOP and SOP in 2011. We expect historical growth trends to continue in the future.

Potassium: Our Products

Potassium chloride differs from our other specialty plant nutrient products because it is a commodity fertilizer and contains chloride. SQM offers potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and SQM offers three grades: standard, compacted and soluble.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2011, 2010 and 2009.

	2011	2010	2009
Sales Volume (Th. MT)
Potassium Chloride & Potassium Sulfate	1,103.4	1,273.0	690.0
Revenues (in US$ millions)	555.7	528.2	399.1

Potassium: Marketing and Customers

In 2011, we sold potassium chloride and potassium sulfate in approximately 80 countries. Eight percent of our sales were sold to customers in Chile, 32% to customers in Latin America and 60% to customers in other regions. No single customer accounted for more than 23% of the Company's sales of potassium chloride and potassium sulfate in 2011, and our ten largest customers accounted in the aggregate for no more than 56% of such sales.

Sales Breakdown	2011	2010	2009
Chile	8%	6%	9%
Latin America	32%	21%	18%
Africa	15%	16%	16%
North America	11%	10%	13%
Others	34%	47%	44%

Potassium: Competition

We estimate that SQM accounted for less than 3% of global sales of potassium chloride and potassium sulfate in 2011. We also believe that Potash Corp has the highest production capacity of potassium chloride in the world. However in 2011, we believe Uralkali accounted for approximately 19% of global sales of potassium chloride, and that Potash Corp and Belaruskali each accounted for approximately 16% of global sales. Uralkali and Silvinit finished a merger process to form a single company at the beginning of 2011.

In the potassium sulfate market, we have several competitors of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that those three producers account for approximately 45% of the world production of potassium sulfate.

Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. SQM has a developed a trade, supply, and inventory management business that allows us to respond to the changing fertilizer market in which we operate and profit on these trades.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits: contain nitrates and iodine;
•	Salar brines: contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche deposits are located in northern Chile, where during 2011 we operated three mines: Pedro de Valdivia, María Elena (El Toco) and Nueva Victoria. In March 2010, operations at the El Toco (mining site of Maria Elena production facilities) and Pampa Blanca mines were temporarily suspended due to decreased global demand for nitrates and iodine during the preceding 15 months. These operations were also suspended in an effort to optimize inventory of these products. Mining activities resumed in November 2010 in Maria Elena.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to five meters, and with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance, sampling and drilling caliche ore to determine the features of each deposit and its quality. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

The process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing facilities. Until the suspension of the mining operations at El Toco, trucks hauled the ore and delivered it directly to a crushing installation, after which a 14-kilometer-long overland conveyor belt system delivered the ore to the processing facilities.

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions carrying the nitrate, iodine and sodium sulfate. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. In November 2010, operations resumed at the El Toco mining site of Maria Elena using a heap leaching production process. In Nueva Victoria, the run of mine ore is loaded in heaps and leached to produce concentrated solutions. This process was also used at Pampa Blanca until mining operations were suspended in 2010.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium Nitrate

During 2011, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility using the Guggenheim method, which was originally patented in 1921 and is based in a closed circuit of leaching vats. This process uses a heated brine to leach the crushed caliche in the vats and selectively dissolve the contents. The concentrated solution is then cooled, producing sodium nitrate crystals which can then be separated from the brine using basket centrifuges. After the crystallization process, the brine is pumped to the iodine facilities, where the iodide is separated using a solvent extraction plant, and finally the brine is returned to the vat leaching process. The fine fraction of caliche´s crushing process is leached at ambient temperature with water, producing a weak solution that is pumped to iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur 15 km south of María Elena.

The remaining material from the sodium nitrate crystallization process is vat leach tailings. These tailings are unloaded from the leaching vats and deposited at sites near the production facilities. Our total current crystallized sodium nitrate production capacity at Pedro de Valdivia facility is approximately 500,000 metric tons per year. Crystallized sodium nitrate is processed further at Coya Sur and María Elena production plants to produce potassium nitrate and/or crystallized or prilled nitrates (potassium or sodium), which is transported to our port facilities in Tocopilla by railway. A significant part of the sodium nitrate produced in Pedro de Valdivia was used in the production of potassium nitrate at Coya Sur, sodium potassium nitrate at María Elena and a highly refined industrial grade sodium nitrate at Coya Sur.

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

Concentrated nitrate salts were produced at Pampa Blanca up to March 2010, and are currently produced at Nueva Victoria by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrates. These solutions are then sent to plants where iodine is extracted through a solvent-extraction process. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is approximately 950,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. A new potassium nitrate plant was commissioned during March 2011. At the end of 2011, the plant was running at 95% capacity, and it produced approximately 190,000 tons of technical grade potassium nitrates during 2011. During 2012, we expect a production of approximately 280,000 tons of technical grade potassium nitrate at this plant. This new plant will use raw material salts harvested in Nueva Victoria and potassium salts from Salar de Atacama.

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

Iodine and Iodine Derivatives

We produce iodine at our Pedro de Valdivia, Maria Elena and Nueva Victoria facilities. During 2011, iodine was produced by extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia facility as well as at our Iris facility in December 2011. During 2011, iodine was produced by extracting it from the solutions resulting from the heap leaching of caliche ore at the María Elena, Nueva Victoria and Iris facilities and from the vat leaching of caliche ore at the Pedro de Valdivia facilities. Production of iodine at the Iris plant will continue during 2012.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States for our iodine prilling process, and recently in Chile under the Chilean patent number 47,080 for the same prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented, then packed in 20-50 kilogram drums or 350-700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the new ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland —of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant will be certified under ISO-9001:2008 during 2012.

Our total iodine production in 2011 was approximately 9.0 thousand metric tons: approximately 5.1 thousand metric tons from Nueva Victoria and Iris, 3.0 thousand metric tons from Pedro de Valdivia, .034 thousand metric tons from Pampa Blanca and .78 thousand metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 12,500 metric tons per year.

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

During 2011, we started to make investments in order to increase the water capacity in New Victoria operations from two water sources approved by the Environmental Study of Pampa Hermosa, and to expand the capacity of solar evaporation ponds and to implement new areas of mining and the collection of solutions. These investments will continue during 2012.

Recently, in early 2012, SQM submitted a request to the National Environmental Commission requesting approval to expand our caliche ore extraction in the second region in Chile, allowing for increased production of 10,000 tons of iodine and 1.3 million tons of nitrates. The project also requests permission to build a pipeline from the Pacific Ocean to the mining site.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to a lease agreement with Corfo, expiring in 2030. Furthermore, under the same agreement and relating to lithium production, the Comisión Chilena de Energía y Nuclear (CChen), establishes a total accumulated extraction limit of 180,100 tons of lithium (Li).

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

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium chloride and sodium chloride. One portion of this mixture is harvested and stored, and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is sent approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity will depend on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama. During 2011 actual production was higher than in 2010, and we expect that 2012 production will be higher than in 2011.

During 2011, we continued expanding our Dual Plant Complex to produce, at the same time, potassium sulfate and potassium chloride with a total capacity of 1,320,000 metric tons per year.

In addition we have three other plants to produce potassium chloride with a combined capacity of 1,325,000 metric tons per year.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the amount in excess of our needs is re-injected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility, including the expansions made during 2011 is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

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

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a byproduct of potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Production capacity for the potassium sulfate plant is approximately 340,000 MT per year. This capacity is part of the total capacity of our Dual Plant Complex.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility, and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are re-injected into the Salar de Atacama.

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and liquefied natural gas and fuel oil in heat generation. Our raw material costs (excluding caliche ore, salar brines and including energy) represented approximately 17% of our cost of sales in 2011.

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

In March 2012, we entered into a long-term (19-year) supply agreement with Norgener S.A., for 50 MW of power, which will cover part of SQM´s demand growth as well as compensate for contracts that will expire at various times in the future. The agreement will begin April, 1 2012, and expire on December 31, 2030.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which would supply a maximum of 3,850,000 million Btu per year. This gas supply was sufficient to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government has imposed restrictions on the supply of natural gas and, in 2011, the supply has come to a complete stop and we have not received natural gas from Argentina. On the other hand, in 2010, Chile began to import liquefied natural gas, using the same gas pipeline to inject the re-gasified liquefied natural gas. The main use of this fuel is linked to the generation of electricity, so there is a much smaller surplus for industrial customers such as SQM. In 2011, we received only liquefied natural gas (LNG) from the LNG terminal, on a non-continuous basis, representing approximately 13.2% of the gas received in a normal year with continuous supply from Argentina. Consequently, we have had to use other higher-cost fuels as substitutes for natural gas.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices. In addition to the potassium chloride produced by us, during 2011 we acquired potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier, contract that expired in December 2011.

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

We also hold water rights obtained from the Chilean water regulatory authority for a supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements. See “Item 3 – Key Information – Risk Factors – Risks Relating to Chile.” The Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations. Such rights may be constituted in favor of parties that requested water rights prior to January 1, 2000, when such request had not yet been processed as of June 16, 2005. In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to the Water Code could have a material adverse impact on our business, financial condition and results of operations.

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

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Ley de Subcontratación ("Law on Subcontracting"), further provides when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the National Geology and Mining Service inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing a system of criminal liability for legal entities. The objective of the new regulation is to allow legal entities to be prosecuted for the crimes of (a) asset laundering (b) financing terrorism and (c) bribery, where such crimes are committed by people who hold relevant positions within a legal entity, in order to benefit that legal entity. The law establishes a prevention model that includes, among others, the designation of a person in charge of prevention and the establishment of special programs and policies. The implementation of this model can exempt the company from liability.

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to Law No. 18,045 (relating to the Securities Market) and Law No. 18,046 (relating to Corporations). The new law relates to corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at shareholder corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law establishes the concept of an independent director for certain corporations, including SQM. Such director has a preferential right to be a member of the Directors’ Committee, which position, in turn, grants the director further powers. The new independent director may be proposed by any shareholder with an ownership interest of 1% or more in the company, but he must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The Law also refines the regulations regarding the information that companies must provide to the general public and to the Chilean Superintendency of Securities and Insurance, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Assessment Service and the Superintendence of the Environment. These changes introduced important amendments to environmental regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements environmental policies relating to environmental conservation, sustainable growth and the protection of Chile's renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as recovery and decontamination plans. The Environmental Assessment Service pursues procedures of the Environmental Impact System, where projects are environmentally approved or rejected. In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered bound for final decision. The Superintendence of the Environment will be an independent agency in charge of coordinating other governmental agencies in their environmental obligations. Likewise, it will receive, investigate and decide complaints concerning the infringement of environmental regulations and sanction violators, deliver injunction orders or levy relevant fines. The Superintendence of the Environment has its powers on hold until the First Environmental Court is installed in Santiago, which is likely to occur during the first half of 2012.

There are currently no material legal or administrative proceedings pending against the Company except as discussed in Note 19 “Lawsuits and other relevant events”, of the Consolidated Financial Statements and under “Safety, Health and Environmental Regulations” below, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

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

In November 2011, the Ministry of Mining enacted Decree N° 20,551 “Regulates Mine Closure and its Facilities.” This new law will become effective before November 2012. Its main requirements are related to disclosures to the National Service for Geology and Mining regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the National Service for Geology and Mining to secure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement.  By November 2014, we have to inform the National Service for Geology and Mining of the estimated costs for each of our decommissioning plans and the corresponding financial assurances we propose to provide, which are subject to approval by the "Superintendencia de Valores y Seguros”. There will be an obligation to render to the National Service for Geology and Mining economical warranties to comply with the decommissioning plans; there are various forms to deliver such warranties to the authority and it considers an incremental amount over time, as the mining project progresses and gets closer to the closure date. By November 2014, SQM has to inform the National Service for Geology and Mining the estimated costs for each of our closure plans and the corresponding warranties, and the “Superintendencia de Valores y Seguros”, will qualify the adequacy of such warranties.

The Environmental Framework Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Assessment Service, and the Environmental Enforcement Superintendence of the Environment. The Environmental Enforcement Superintendence will begin operations once the complementary legislation and regulations are enacted, which is expected to occur during the first half of 2012. The new and modified Environmental Framework Law replaced the National Commission of the Environment (“Comisión Nacional del Medio Ambiente” or “CONAMA”) with the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues. Under the new Environmental Framework Law, we will continue to be required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. Now, with the above mentioned modifications to the Environmental Framework Law, the Environmental Assessment Service, together with other public institutions with mandates related to the environment, evaluates environmental impact studies submitted for its approval. Superintendence of the Environment is responsible for auditing environmental performance during the construction, operation, and closure of the projects. The Environmental Framework Law also promotes citizen participation in project evaluation and implementation, providing more opportunities during the environmental evaluation process than prior to January 2010.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 on March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material, This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project ceased its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities remain closed. Air quality in the area has improved significantly and compliance of air quality standards required by law has to be assessed upon gathering air quality monitoring data for 3 consecutive years (expected completion in 2012).

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.20% of the total). However, a decontamination plan was developed by the environmental authority, and its implementation began in October 2010. During 2008 and 2009, ahead of schedule, SQM implemented control measures for mitigating particulate material emissions in its port operations according to the requirements of this plan. We do not expect any additional measures to be required of SQM due to the implementation of the plan.

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

International Regulations

In 2007, a new European Community Regulation on chemicals and their safe use went into effect. This regulation, called REACH (Regulation, Evaluation, Authorisation and Restriction of Chemical Substances), requires all manufacturers and importers of chemicals – including SQM – to identify and manage risks linked to the substances they manufacture and market. Non-compliance with this regulation would preclude the Company from commercializing its products in the European market. In 2010, SQM completed, on schedule, the registration of all products exported to the European Community in quantities larger than 1,000 MT, and since 2011 is working on the registration of products exported in amounts under 1,000 MT, which will be completed by 2013; thus, ensuring delivery to European customers.

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by SQM and whose shares are listed and traded on the Chilean Stock Exchanges, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries as of December 31, 2011. For a list of all our consolidated subsidiaries see Note 2.4 to the Consolidated Financial Statements.

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

Description of the Caliche Ore Mines

As of December 31, 2011, we held constituted exploitation rights to mineral resources representing approximately 541,294 hectares. In addition, as of December 31, 2011, we held exploration rights to mineral resources representing approximately 1,200 hectares, and we have applied for additional exploration rights for approximately 2,300 hectares. Currently, Pedro de Valdivia, Maria Elena and Nueva Victoria are being exploited.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 78 years and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 11.32 years. Electricity, diesel, and fuel oil are the primary sources of power for this operation.

María Elena

We operated mining facilities at Maria Elena until March 2010, and mining activities using heap leaching resumed in November 2010. The Maria Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities were operated for approximately 83 years before operations were suspended and were previously owned and operated by Anglo Lautaro. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity, diesel, and fuel oil are the primary sources of power. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 11.58 years.

Pampa Blanca

We operated mining facilities in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, until operations were suspended in March 2010. Ore from the Pampa Blanca mine was transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 12.2 years. Electricity, produced by mobile diesel generators is the primary source of power.

Nueva Victoria

We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine. Nueva Victoria mine includes former Iris mining property acquired from DSM Minera S.A. in 2006. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 3.41 years. Electricity, obtained from the Northern Power Grid (SING) is the primary source of power.

Description of the Salar de Atacama Brines

Salar de Atacama Brines

As of December 31, 2011, SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 147,000 hectares of land in the Salar de Atacama in northern Chile. These rights are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”). Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. Furthermore, under the same agreement and relating to lithium production, the Comisión Chilena de Energía y Nuclear (CChen), establishes a total accumulated extraction limit of 180,100 tons of lithium (Li). SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines. SQM Salar S.A. holds an additional 112,753 hectares of constituted exploitation rights in Salar de Atacama.

In addition, as of December 31, 2011, we hold constituted exploration rights covering approximately 60,200 hectares, and we have applied for additional exploration rights covering approximately 4,200 hectares. Exploration rights are valid for a period of two years, after which the Company can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The Weighted Average Age of our mining facilities at the Salar de Atacama is approximately 6.78 years. Solar energy is the primary source of power used by the operation.

In addition to the mining rights leased to SQM Salar S.A. described above, as of December 31, 2011, Corfo had exclusive mining rights covering a total area of approximately 65,200 additional hectares in the Salar de Atacama. Under the terms of the Salar de Atacama Project Agreement between Corfo and SQM Salar S.A., (the Project Agreement), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 65,200 hectares of the Salar de Atacama. The Project Agreement expires on December 31, 2030.

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

Concessions for the Caliche Ore Mines and Salar Brines

As of December 31, 2011, approximately 94% of our total mining concessions are held pursuant to Exploitation Concessions and 6% pursuant to Exploration Concessions. Of the Exploitation Concessions, approximately 77% have been already granted pursuant to applicable Chilean law, and approximately 23% are in the process of being granted. Of the Exploration Concessions, approximately 88% have been already granted pursuant to applicable Chilean law, and approximately 12% are in the process of being granted.

We made payments to the Chilean government for our Exploration and Exploitation Concessions of approximately US$10.6 million in the year 2011.

The following table sets forth our constituted exploitation and exploration concessions as of December 31, 2011:

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	576	147,302	0	0	576	147,302
El Toco(1)	607	179,878	0	0	607	179,878
Pampa Blanca(1)	459	135,460	0	0	459	135,460
Nueva Victoria	303	78,654	1	1,200	304	79,854
Subtotal Caliche Ore Mines	1,945	541,294	1	1,200	1,946	542,494
Salar de Atacama	388	259,873	158	60,200	546	320,073
Subtotal mines	2,333	801,167	159	61,400	2,492	862,567

Subtotal other Areas	7,366	1,632,274	305	113,400	7,671	1,745,674
Total	9,699	2,433,441	464	174,800	10,163	2,608,241

(1) Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010. Mining activities resumed at Maria Elena in November 2010

Extraction Yields

The following table sets forth certain operating data relating to each of our mines:

(values in thousands, unless otherwise stated)	2011	2010	2009	2008
Pedro de Valdivia
Metric tons of ore mined	12,151	11,773	11,631	11,003
Average grade nitrate (% by weight)	7.2	7.4	7.3	7.1
Iodine (parts per million (ppm))	417	403	363	345
Metric tons of crystallized nitrate produced	454	496	434	407
Metric tons of iodine produced	3.1	3.0	2.6	2.2

María Elena(1)
Metric tons of ore mined	6,027	307	5,443	4,683
Average grade nitrate (% by weight)	5.9	5.8	6.8	7.1
Iodine (ppm)	466	443	375	358
Metric tons of crystallized nitrate produced	0	22	155	151
Metric tons of iodine produced	0.8	0.2	1.2	1.0

Coya Sur(2)
Metric tons of crystallized nitrate produced	395	155	193	302

Pampa Blanca(1)
Metric tons of ore mined	0	383	3,785	3,811
Iodine (ppm)	0	634	645	533
Metric tons of iodine produced	0	0.8	1.2	1.1

Nueva Victoria
Metric tons of ore mined	18,418	14,252	17,326	15,760
Iodine (ppm)	457	456	463	475
Metric tons of iodine produced	5.2	4.8	5.1	4.0

Salar de Atacama
Metric tons of lithium carbonate produced(3)	38	26	14	30
Metric tons of potassium chloride and potassium sulfate produced	1,448	1,409	1,075	863

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010. Mining activities resumed at María Elena in November 2010.

(2)	Includes production at Coya Sur from treatment of fines from María Elena and Pedro de Valdivia, nitrates from pile treatment at Pampa Blanca and net production from NPT, or "technical (grade) potassium nitrate," plants.

(3)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen.

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

The estimates of proven reserves of caliche ore at each of our mines are as follows:

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	172.7	7.1%	369
María Elena (3)	135.8	7.2%	417
Pampa Blanca (4)	71.4	5.6%	544
Nueva Victoria	320.4	5.8%	457

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2011, are as follows:

Mine	Probable Reserves (1) (2) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	85.2	6.9%	482
María Elena	98.0	7.3%	380
Pampa Blanca (4)	447.8	5.8%	538
Nueva Victoria	59.1	7.6%	362

Notes on Reserves:

(1)	The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and mineral treatment. Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

(3)	Operations at El Toco were resumed in November 2010 with the heap leaching process. This process favors the extraction of Iodine rather than nitrate. The yearly production capacity of this operation is around 1,700 tons.

(4)	Operations at Pampa Blanca mine were temporarily suspended in March 2010.

(5)	Information set forth in the table above was validated in March 2012, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology. Mrs. Aguilera is a Competent Person (“Persona Competente”), as that term is defined under Chilean Law Number 20,235.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 16.2% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 83.8% of this area has not been explored yet or has had limited reconnaissance to determine hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2011, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 8,113 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 6,332 hectares and, in addition, carried out in-depth sampling of approximately 1,463 hectares (942 hectares at Pedro de Valdivia and 521 hectares at Nueva Victoria). The exploration and development program in 2012 calls for a basic reconnaissance program over a total area of 59,725 hectares, general exploration over a total area of about 25,355 hectares and, in addition, in-depth sampling of approximately 3,841 hectares

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploration concessions of approximately 819.2 square kilometers where we have carried out geological exploration, brine sampling and geostastical analysis. We estimate that our proven and probable reserves, based on economic restrictions, geological exploration, brine sampling and geo-statistical analysis up to a depth of 100 meters of our total exploration concessions, and additionally, up to a depth of 280 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)
Potassium (K +) (2)	50.4	17.5
Sulfate (SO4 2-) (3)	37.2	2.2
Lithium (Li +) (4)	2.7	2.7
Boron (B 3+) (5)	1.1	0.2

Notes on Reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 65% to 85%, considering lithium for final product and non-finished products.

(5)	Recoveries for boron vary from 28% to 32%.

(6)	Information set forth in the table above was validated in March 2012, by Mrs. Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology. Mrs. Aguilera is a Competent Person (“Persona Competente”), as that term is defined under Chilean Law Number 20,235.

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geo-statistical study using the Kriging Method in 2D. We calculate the quality of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves. This procedure is used to estimate potential restrictions on production yields and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

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

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2011:

Location	Type of Facility	Approximate Size (Hectares)
Pedro de Valdivia (1)	Nitrates and iodine production	236
María Elena (1)	Nitrates and iodine production	98
Coya Sur (1)	Nitrates and iodine production	251
Pampa Blanca (1)	Concentrated nitrate salts and iodide production	129
Nueva Victoria (1)	Concentrated nitrate salts and iodine production	537
Salar de Atacama (2)	Potassium chloride, lithium chloride, potassium sulfate and boric acid	4,122
Salar del Carmen, Antofagasta (2)	Lithium carbonate and lithium hydroxide production	63
Tocopilla	Port facilities	22

(1) Includes production facilities, solar evaporation ponds and leaching heaps.

(2) Includes production facilities and solar evaporation ponds.

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2011, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$104.7 million), María Elena (US$150.0 million), Coya Sur (US$279.4 million), Pampa Blanca (US$18.0 million), Nueva Victoria (US$242.8 million), Salar de Atacama (US$648.3 million), Salar del Carmen (US$211.0 million) and Tocopilla (US$74.6 million).

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

The approximate Weighted Average Age of our production facilities as of December 31, 2011 was as follows: Pedro de Valdivia (10.56 years), María Elena (8.48 years), Coya Sur (5.23 years), Nueva Victoria (6.97 years), Salar de Atacama (6.78 years), and Salar del Carmen (8.67 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 10.54 years. We consider the condition of our principal plant and equipment to be good.

The map below shows the location of SQM's principal mining operations and land concessions which have been granted and those that are in the process of being granted.

TRANSPORTATION AND STORAGE FACILITIES

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Coya Sur - Pedro de Valdivia and Salar de Atacama facilities. Other facilities include Nueva Victoria and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and first stored at our Pedro de Valdivia mine, and then transported by trucks to the plants described in the next paragraph, for further processing. Nitrate raw material was also produced at Nueva Victoria. Nitrate raw material produced at Nueva Victoria was transported by trucks to Coya Sur for further processing.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Product transported to Coya Sur is used as a raw material for the production of potassium nitrate. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by trucks to the Tocopilla Port Terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility in the Salar del Carmen area, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to Tocopilla Port Terminal or to the Antofagasta and Mejillones terminals for shipment on charter vessels or container vessels.

Iodine raw material, obtained in the same mines as the nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta, Mejillones or Iquique for vessel container transport or by truck to Santiago, where iodine derivatives are produced.

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

Storage facilities consist of a six silo system, with a total production capacity of 55,000 metric tons, and an open storage area for approximately 250,000 metric tons. Additionally, to meet future storage needs, the Company will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the bagging capacity is approximately 300,000 metric tons per year.

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

Our affiliate SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.0% interest rate for 2011. The net balance of this obligation is presented in the category called Noncurrent Employee Benefit Provisions.

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

The fair value of derivative instruments used for hedging purposes is shown in Note 8.

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

5.A. Operating Results

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements. Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with IFRS standards and prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation. Nonetheless we are a "controlled corporation", as that term is defined under Chilean law. See Item 6.E. Share Ownership.

Overview of Our Results of Operations

We divide our operations into the production and sale of the following product lines:

•	specialty plant nutrients;
•	iodine and its derivatives;
•	lithium and its derivatives;
•	industrial chemicals;
•	potassium (potassium chloride and potassium sulfate); and
•	others – including the sale of other fertilizers and blends, some of which we do not produce.

We sell our products through three primary channels: our own sales offices, a network of distributors and, with respect to our fertilizer products, through Yara International ASA pursuant to a commercial agreement.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations substantially depend on:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and volumes;
•	efficient operations of our facilities, particularly as some of them run at production capacity;
•	our ability to accomplish our capital expenditures program in a timely manner;
•	the levels of our inventories;
•	trends in the exchange rate between the U.S. dollar and peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the Euro, as a significant portion of our sales is denominated in Euros, South African Rand and others (see “Impact of Foreign Exchange Rates”, below); and
•	energy, logistics, raw materials and maintenance costs.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2011		2010		2009
	US$	%	US$	%	US$	%
Specialty plant nutrition	721.7	34%	603.7	37	527.0	37
Iodine and derivatives	454.5	21%	316.3	13	190.9	13
Lithium and derivatives	183.4	9%	150.8	8	117.8	8
Industrial chemicals	139.5	7%	149.7	8	115.4	8
Potassium	555.7	26%	528.2	28	399.1	28
Other income(1)	90.5	4%	81.8	6	88.5	6
Total	2,145.3	100	1,830.4	100	1,438.7	100

(1)	Primarily consists of imported fertilizers distributed in Chile.

The following table sets forth certain financial information of the Company under IFRS (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

Year ended December 31,
	2011		2010		2009
	US$	%	US$	%	US$	%
Sales	2,145.3	100.0	1,830.4	100.0	1,438.7	100.0
Cost of sales	(1,290.5)	(51.0)	(1,204.4)	(65.8)	(908.5)	(63.1)
Gross profit	854.8	39.8	626.0	34.2	530.2	36.9
Administrative expenses	(91.8)	(4.3)	(78.8)	(4.3)	(75.5)	(5.2)
Financial expenses	(39.3)	(1.8)	(35.0)	(1.9)	(31.0)	(2.2)
Financial income	23.2	1.1	12.9	0.7	13.5	0.9
Foreign currency transactions	(25.3)	(1.2)	(5.8)	(0.3)	(7.6)	(0.5)
Other	12.2	.6	(26.0)	(1.4)	(14.1)	(0.9)
Profit (loss) before income tax	733.8	34.2	493.3	27.0	415.6	28.9
Income tax expense	(179.7)	(8.4)	(106.0)	(5.8)	(75.8)	(5.3)
Profit (loss)	554.1	25.8	387.3	21.2	339.8	23.6
Non- controlling interests	(8.3)	(0.4)	(5.1)	(0.3)	(1.5)	(0.1)
Net income for the year	545.8	25.4	382.1	20.9	338.3	23.5

Results of Operations – 2011 compared to 2010

During 2011, we generated total revenues of US$2,145.3 million, which is 17.2% higher than the US$1,830.4 million recorded for 2010.

The main factors causing the increase in revenues and the variation in the different product lines are described below:

Specialty Plant Nutrition

Specialty Plant Nutrition revenues for 2011 totaled US$721.7 million, 19.5% higher than the US$603.7 million recorded for 2010. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2011	2010	% change
Sodium nitrate	22.2	16.8	32.1
Potassium nitrate and sodium potassium nitrate	551.1	534.7	3.0
Specialty blends and other specialty plant nutrients	276.0	263.9	4.6

In general, volumes of fertilizer markets in 2011 showed a significant improvement over 2010 levels, and our Specialty Plant Nutrition segment was no exception. The specialty plant nutrition market showed the same upward trend as the potash market. Additionally, tight supply issues in the potassium nitrate market created opportunities to increase sales volumes; this, coupled with strong growth in demand led to increased prices. North American and European markets were demand drivers during 2011.

As expected, average prices increased 14% over average prices for 2010. SQM also had improved margins as a result of increased production from the highly efficient facility in Coya Sur.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2011 totaled US$454.5 million, a 43.7% increase compared to the US$316.3 million reported for 2010. Set forth below are sales volume data for the specified years.

(in Th. MT)	2011	2010	% change
Iodine and its derivatives	12.2	11.9	3%

Iodine markets surpassed previous records and reached historical levels in 2011. Demand increased in most applications, but specifically in the x-ray contrast media market and for pharmaceutical uses. Weakened supply also had an impact on the iodine markets in 2011, driving spot prices to unprecedented highs. As a result of a strong demand recovery together with a tightened availability from other suppliers, iodine prices increased substantially during 2011, and SQM saw an increase in average prices of almost 40%.

SQM continues to be a world leader in the iodine market, and the company was uniquely positioned to take advantage of increased demands in the market and meet the shortfall in supply in 2011. For the above reasons, SQM will maintain its efforts to assure that world iodine needs are met in the future.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$183.4 million during 2011, an increase of 21.6% with respect to the US$150.8 million recorded for 2010. Set forth below are sales volume data for the specified years.

(in Th. MT)	2011	2010	% change
Lithium and its derivatives	40.7	32.4	26%

The lithium market continued to grow in 2011, attributed primarily to growth in the rechargeable battery and lubricating grease markets. SQM believes the lithium market is positioned to grow in the short and long term resulting from the development of new technologies, as well as due to the strong growth in industrial applications.

SQM believes it is the lowest cost producer of lithium in the world. We produce lithium as a by-product of potassium chloride; this gives the company a unique competitive advantage. Lithium sales exceeded expectations in the lithium business in 2011. SQM plans to maintain efforts to continue supplying the world lithium.

Prices in this business line remained relatively stable throughout the year.

Potassium

Potassium revenues for 2011 totaled US$555.7 million, an increase of 5.2% compared to 2010, when revenues amounted to US$528.21 million. Set forth below are sales volume data for the specified years.

(in Th. MT)	2011	2010	% change
Potassium chloride & Potassium Sulfate	1,103.4	1,273.0	-13%

The potassium chloride market continued to be robust in 2011, as farmers continued to be motivated to maximize yields and improve soil productivity through optimal fertilization. Additionally, world demand for commodity products continues to expand as the world population grows and the demand for more and better quality food increases.

Prices in the fertilizer market continued to increase over the course of 2011, and average prices in the potassium business line were 21% higher than 2010.

Industrial chemicals

Industrial chemicals revenues for 2011 totaled US$139.5 million, a slight 6.8% decrease from the US$149.7 million recorded in 2010. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2011	2010	% change
Industrial nitrates	181.2	198.9	(9)%
Boric acid	2.4	2.6	(9)%

Industrial chemical demand for traditional applications such as explosives, detergents and glass, among others, has remained relatively stable when compared to 2010. Average prices saw a slight increase when compared to 2010.

Furthermore, new programs for alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage continue to develop and present potential new sales opportunities for SQM.

Other products and services

Revenues from sales of other commodity fertilizers and other products totaled US$90.5 during 2011, a 10.6% increase compared to US$81.8 million in 2010.

Costs of sales

During 2011, costs of sales increased 7.1% from US$1,204.4 million in 2010 (66% of revenues) to US$1,290.5 million (60% of revenues) in 2011. The costs of sales include the costs of depreciation and amortization.

Gross profit

Gross profit increased 36.5% from US$626.0 million in 2010 (34.2% of revenues) to US$854.8 million in 2011 (39.8% of revenues). Gross margin was impacted by higher average prices in 2011 compared to 2010, and lower costs.

Administrative expenses

Administrative expenses amounted to US$91.8 million (4.3% of revenues) for 2011, compared to the US$78.8 million (4.3% of revenues) recorded for 2010.

Income taxes

In 2011, income taxes were US$179.7 million, resulting in an effective consolidated tax rate of 24.5% compared to income taxes of US$106.0 million in 2010. The effective consolidated tax rate increased between 2010 and 2011 as a result of an increase in the Chilean corporate tax rate from 17% in 2010 to 20% in 2011, and an increase in the net income of 42.8% between 2010 and 2011.

Results of Operations – 2010 compared to 2009

During 2010, we generated total revenues of US$1,830.4 million, which is 27.2% higher than the US$1,438.7 million recorded for 2009.

The main factors causing the increase in revenues and the variations in the different product lines are described below:

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

Improved economic conditions have supported higher demand for premium fruits and vegetables, which bolstered demand for specialty fertilizers. Key Specialty Plant Nutrition markets also performed steadily, and sales volumes in 2010 were substantially higher than those recorded in 2009.

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

The potassium chloride market continued to show robust demand recovery in the fourth quarter of 2010, and the strength in demand was prevalent in major markets. As a result, SQM achieved higher sales volumes in 2010 compared to the same period of 2009.

Although average prices in 2010 were lower than those recorded in 2009, crop prices in the first few months of 2011 increased to attractive levels creating additional economic motivation for farmers to apply fertilizer at higher rates. This resulted in accelerated fertilizer demand and upward pressure on fertilizer prices.

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

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primiary economic environment in which we operate and is our financial currency for financial reporting purposes. A significant portion of our operating costs is related to the Chilean peso, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. The following is a summary of the aggregate net monterary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2011, 2010 and 2009. Figures do not unclude our financial hedging positions for year end.

	2011	2010	2009
	Th US$	Th US$	Th US$
Chilean pesos	(275,756)	(130,289)	(271,513)
Brazilian real	(1,500)	(1,638)	(1,303)
Euro	61,817	94,900	13,821
Japanese yen	1,876	1,206	832
Mexican pesos	(2,862)	(1,660)	667
South African rand	19,849	6,763	28,868
Dirhams	25,337	24,168	22,575
Other currencies	17,076	16,234	19,968
Total, net	(154,163)	9,684	(189,085)

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments aiming to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2011, for hedging purposes we had open contracts to buy U.S. dollars and sell Euros for approximately US$61.9 million (EUR47.7 million) and sell South African rand for approximately US$18.7 million (ZAR151 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$59.5 million (CH$30,892 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 405.49 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$264.24 million (CH$137,194 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately US$43million (CH$22,325million) hedging our fertilizer trading business in Chile.

5.B. Liquidity and Capital Resources

As of December 31, 2011, we had US$574.1 million of cash and cash equivalents and time deposits that expires in more than 90 days but less than one year since the date of the investment (included in other financial assets). In addition, as of December 31, 2011, we had unused uncommitted credit lines amounting to US$611 million and unused committed credit lines amounting to US$40 million.

Shareholders' equity was US$1,864.4 million in 2011 compared to US$1,670.8 million in 2010. Our ratio of total liabilities to equity plus minority interest on a consolidated basis increased from 1.02 as of December 31, 2010 to 1.08 as of December 31, 2011.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. As debt requirements also depend on the level of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require. However, we believe that our cash flow generated by operations, cash balances and available credit lines would enable us to meet our working capital, capital expenditure and debt service requirements for 2012 and 2013. Nevertheless, the Company may seek to raise funds through new debt issuance at its discretion.

The table below sets forth SQM's cash flows for 2011, 2010, and 2009:

(in millions of U.S. dollars)	2011	2010	2009
Cash generated by (used in):
Operating activities	571.3	618.5	371.4
Financing activities	(105.2)	(254.2)	202.5
Investing activities	(516.2)	(236.8)	(507.5)
Increase (decrease) in cash and cash equivalents	(79.7)	149.0	92.1

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

Our capital expenditures, considering the purchase of property, plant and equipment, amounted to approximately US$501 million in 2011.

Our other major use of funds is the payment of dividends. We paid dividends of US$277.7 million and US$175.5 million in dividends during the business years 2011 and 2010 respectively. Our current dividend policy, as approved by shareholders, is to pay 50% of our net income for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

Financing activities

Our current ratio (current assets divided by current liabilities) was 3.11 as of December 31, 2011. The following table sets forth key information about our outstanding long and short term debt as of December 31, 2011:

Financial Debt Structure(1)(2)	Interest rate	Issue date	Maturity date	Amortization
Bond—UF 2.25 million	4.00%	Jan. 24, 2006	Dec. 1, 2026	Semiannual, beginning in 2007
Bond—US$ 200 million	6.13%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bond—CH$ 21,000 million	7.00%	Jan. 13, 2009	Jan. 5, 2014	Bullet
Bond—UF 4.00 million	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Bond—UF 1.50 million	3.00%	May. 8, 2009	Apr. 01, 2014	Bullet
Bond—CH$ 52,000 million	5.50%	May. 8, 2009	Apr. 01, 2014	Bullet
Bond—US$ 250 million	5.50%	Apr. 14, 2010	Apr. 21, 2020	Bullet
Bilateral loan—US$140 million	2,72%	Oct. 29, 2009	Oct. 29, 2014	Bullet
Bilateral loan—US$50 million	1.35%	Sep 12, 2011	Sep 12, 2014	Bullet
Bilateral loan—US$40 million	1.47%	Oct. 6, 2011	Oct. 6, 2016	Bullet
Bilateral loan—US$50 million	1.23%	Oct. 12, 2011	Oct. 12, 2016	Semiannual, beginning in 2014
Bilateral loan—US$50 million	1.74%	Dec. 21, 2011	Dec. 21, 2016	Semiannual, beginning in 2014
Bilateral loan—US$20 million	0.95%	Jul 15, 2011	Jan. 11, 2012	Bullet
Bilateral loan—US$20 million	1.00%	Jul 15, 2011	Feb. 10, 2012	Bullet
Bilateral loan—US$20 million	1.24%	Jul 18, 2011	May. 15, 2012	Bullet
Bilateral loan—US$20 million	1.03%	Aug. 4, 2011	Mar. 21, 2012	Bullet
Bilateral loan—US$20 million	0.70%	Aug. 23, 2011	Apr. 19, 2012	Bullet
Bilateral loan—US$20 million	0.75%	Sep 7, 2011	May 4, 2012	Bullet
Bilateral loan—US$20 million	1.58%	Oct. 27, 2011	Jun. 25, 2012	Bullet

(1)	UF- and Ch$- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.
(2)	Some floating rate bilateral loans abovementioned are currently hedged to fixed rate loans using interest rate swaps.

As of December 31, 2011, we had total debt of US$ 1,398.03 million, compared to total debt of US$1,277.74 million as of December 31, 2010. Taking into account the effects of financial derivatives, total debt amounted to US$ 1,341.93 million as of December 31, 2011 and US$1,180.20 million as of December 31, 2010. Of the total debt as of December 31, 2011, US$161.01million was short-term debt. All of our long-term debt (including the current portion) as of December 31, 2011 was denominated in U.S. dollars, and all our UF and Ch$ local bonds were hedged with cross-currency swaps to the U.S. dollar.

From December 31, 2011 to the date of this report, we repaid or renewed the following debt:

•	On January 11, 2012, we renewed a short term bank debt, in an amount of US$ 20 million with a term of 9 months and an annual interest rate of approximately Libor + 1.54%

•	On February 10, 2012, we renewed a short term bank debt, in an amount of US$ 20 million with a term of 2 months and an annual interest rate of approximately Libor + 0.38%

•	On March 10, 2012, we renewed a short term bank debt, in an amount of US$ 20 million with a term of 7 months and an annual interest rate of approximately Libor +0.82%

•	On March 21, 2012, we renewed a short term bank debt, in an amount of US$ 20 million with a term of 6 months and an annual interest rate of approximately Libor +0.98%

•	On April 19, 2012, we renewed a short term bank debt, in an amount of US$ 20 million with a term of 9 months and an annual interest rate of approximately Libor +0.72%.

Additionally, on April 4, 2012, SQM issued two series of local bonds in the Chilean market for a total amount of approximately US$ 117 million, Series M bonds (BSOQU-M) were issued for UF1.0 million with a 5 year term and Series O bonds (BSOQU-0) were issued for UF1.5 million with a 21 year term; both series are bullet structured.

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

The following table sets forth the maturities of our long-term debt by year as of December 31, 2011:

Maturity(1) (in millions of US$)	Amount
2012	5.13
2013	5.13
2014	397.28
2015	45.13
2016	285.13
2017	5.13
2018 and thereafter	442.54
Total	1,185.47

(1)	Only the principal amount has been included. For the UF and Ch$ local bonds, the amounts presented reflect the real U.S. dollar obligation resulting from the effects of the cross currency swaps that hedge these bonds to the U.S. dollar.

Environmental Projects

In 2011, we made disbursements amounting to US$19.9 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2012 amounting to approximately US$17 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

5.C. Research and Development, Patents and Licenses, etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by four different units whose research topics include chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially designed additives for our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

For the years ended December 31, 2011, 2010 and 2009, we invested US$6.9, US$5.8 million, and US$4.6 million, respectively, on research and development activities.

5.D. Trend Information

During 2011, we saw continued market demand growth in all of our business lines, in which SQM produced significant volumes.

The prices of our specialty plant nutrition segment continued on an upward trend in 2011. Prices were impacted by tight supply, not only in the potash market, but also in the potassium nitrate market. In general, the specialty plant nutrition markets are less impacted by the financial and commodity markets, but further improvements in this business line depends on the behavior of the market for potassium based fertilizers, such as potash.

The lithium market continued to outperform expectations in 2011 as the market saw healthy demand for lithium applications such as rechargeable batteries and lubricating greases. Furthermore, we believe the lithium market is positioned to grow in the short and long term resulting from the development of new technologies, as well as from strong growth in industrial applications. Average prices for 2011 remained stable when compared to prices in 2010.

Iodine prices reached unprecedented highs in 2011, as a result of tightened supply and increased demand. Although sales volumes will likely be similar in 2012 to 2011, average prices in this business line are expected to increase.

Prices for industrial-grade nitrates remained stable in 2011 as compared to 2010. It is difficult to predict at this time what prices for industrial-grade nitrates will be in the near future given that they are to a certain extent linked to the prices of agricultural-grade nitrates. We anticipate that the demand for industrial chemicals will continue to progress favorably in the coming years driven by the development of new applications such as nitrates used in solar thermal energy storage. The market should see a significant increase in the demand of solar salts in 2012.

Prices of potassium chloride during 2011 have followed a positive price trend. Although prices increased significantly during 2011, they began to stabilize during the final months of the year. In 2011, volumes in this business line were slightly lower than expected, due mainly to minor construction delays with the new MOP and granular MOP facilities in Salar de Atacama. Despite the delays, these plants have been completed and we expect higher volumes, particularly in the granulated MOP during 2012.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2011:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt	1,398,035	161,008	406,519	351,184	479,324
Capital lease obligations	-	-	-	-	-
Operating leases (*)	141,977	7,099	14,198	14,198	106,482
Purchase commitments (**)	79,945	79,945	-	-	-
Staff severance indemnities	29,601	-	-	-	29,601
Total Contractual Obligations and Commitments	1,649,558	248,052	420,717	365,382	615,407

(*) See Note 2.23 of the Consolidated Financial Statements.

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

Our directors as of December 31, 2011 are as follows:

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
Mr. Von Appen is an entrepreneur. He is currently Vice President of Centro de Estudios Publicos.
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

PART II

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

Our executive officers as of December 31, 2011 are as follows:

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

Executive Officers
Name	Position	Current position held since
Jaime San Martín L.(2)	Nueva Victoria Operations Senior Vice President	March 2008
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

Juan Carlos Barrera P. (2)	Salar and Lithium Operations Senior Vice President Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration degree from Tulane University and a Master in Business Administration degree from Universidad de Chile. He joined the Company in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000 Corporate Supply Chain Vice President and, in 2006, General Manager of Soquimich Comercial S.A.	January 2007

Daniel Jiménez Sch.	Senior Vice President Human Resources, Corporate Services and Exploration	May 2007
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
(2)	The individual beneficially owns less than one percent of the Company’s shares

6.B. Compensation

During 2011, directors were paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven directors), which was independent of attendance and the number of Board sessions. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2011, the Chairman received the equivalent of 0.35% of 2010 net income and each of the remaining seven directors received the equivalent of 0.04% of 2010 net income.

In addition, during 2011, members of the Directors Committee were paid 17UF regardless of the number of sessions held by the Committee. Additionally, shareholders approved variable compensation for the 2011 fiscal year of an amount equal to 0.013% of 2010 net income for each Committee member. This remuneration is also independent from what the Committee members obtain as members of the Company’s Board of Directors.

During 2011, the compensation paid to each of our directors, who served on the Board during the year, was as follows (amounts in Chilean pesos):

	SQM S.A.		SQMC	TOTAL
	Meeting(Ch$)	Committee (Ch$)	Meeting (Ch$)	(Ch$)

Julio Ponce Lerou	697,148,706		78,762,122	775,910,828
Wayne R. Brownlee	83,799,816			83,799,816
Hernán Büchi Buc	83,799,811	27,431,877		111,231,688
José María Eyzaguirre Baeza	83,799,816			83,799,816
Eduardo Novoa Castellón	83,799,814	27,431,878		111,231,692
Wolf Von Appen	83,799,816			83,799,816
Kendrick T. Wallace	83,799,816			83,799,816
Daniel Yarur Elsaca	83,799,812	24,435,685		108,235,497
Total	1,283,747,407	79,299,440	78,761,122	1,441,808,969

For the year ended December 31, 2011, the aggregate compensation paid to our 114 main executives based in Chile was US$22.509 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees, based on individual performance, company performance, and short- medium- and long-term indicators. Additionally, in order to provide incentives to key executives and to retain such executives, we maintain a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to share price and is payable between 2012 and 2016.

As of December 31, 2011, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$2,700,000 per each movement of US$1 in the Series B share price. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B shares on the date as of which the bonuses are paid.

As of December 31, 2011, we had a provision related to all of the incentive programs in an aggregate of US$34.2 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C.   Board Practices

Information regarding the period of time each of SQM's current Directors has served in his or her respective office is provided in the discussion of each member of the board above in Item 6.A Directors and Senior Managers.

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

As of December 31, 2011, the Company's Directors' Committee comprised three Directors: Mr. Hernán Büchi B., Mr. Eduardo Novoa C. and Mr. Wolf Von Appen. Each of the three members meets the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Eduardo Novoa meets the requirements for independence. This Directors' Committee operates in accordance with article 50 bis of the Chilean Corporations Act, which provides that the Directors' Committee will, among other things:

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
(d)	examine the remuneration and compensation plans of the senior management.

Accordingly, the following were the main activities of our Directors' Committee during 2011:

(a)	analysis of un-audited financial reports;
(b)	analysis of audited financial reports;
(c)	analysis of reports and proposals submitted by external auditors, account inspectors and risk rating agencies, and recommendations to the Board of Directors regarding external auditors and risk rating agencies that could be designated by shareholders at the respective Annual General Shareholders Meeting;
(d)	analysis of tax and other non-audit services provided by external auditors for the Company and its subsidiaries in Chile and abroad;
(e)	analysis of functions, objectives and working programs of the Internal Audit Department;
(f)	analysis of the Company’s Senior Executives’ remuneration and compensation plans;
(g)	analysis of the records relating to the transactions referred to in Title XVI of the Law on Corporations;
(h)	analysis of matters related to U.S. law “Sarbanes-Oxley Act”, especially regarding Section 404;
(i)	analysis of matters related to “IFRS” and standards issued by U.S. standard-setter, the “PCAOB”; and
(j)	analysis of Internal Control Report.

On April 28, 2011, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During 2011, the Directors Committee did not incur any consulting expenses.

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

A director would not be considered independent if, at any time, within the last 18 months he or she:

(i) Maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them;

(ii) Maintained a family relationship with any of the members described in (i) above;

(iii) Has been a director, manager, administrator o principal officer of non-profit organizations that have received contributions from (i) above;

(iv) Has been a partner or a shareholder that has had or controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above;

(v) Has been a partner or a shareholder that has had or controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitor, supplier or clients.

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

6.D.   Employees

As of December 31, 2011, we had 4,902 employees, of whom 182 were employed outside of Chile. The average tenure of our full-time employees is approximately 6.52 years.

	2011	2010	2009

Permanent employees	4,902	4,327	4,387

Employees in Chile	4,720	4,073	4,161

Employees outside of Chile	182	254	226

As of March 31, 2012, of our permanent employees in Chile, 72% are represented by 24 labor unions, which represent their members in collective negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain benefits, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

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

We have experienced no strikes or significant work stoppages in the last 16 years and consider the relationship with our employees to be good.

As done in previous years, during 2011 we started to negotiate in advance with individual unions their collective labor contracts, this is one year before the current agreement ends. As of December 2011 we have concluded advanced negotiations with 8 labor unions, which represent 37% our total unionized workers, signing new agreements for duration of three years. We expect to finish negotiations with the remaining unions early 2013.

6.E.   Share Ownership

SQM has been informed that Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons beneficially own through Sociedad de Inversiones Pampa Calichera S.A. ("Pampa Calichera"), Potasios de Chile S.A. ("Potasios") and Inversiones Global Mining (Chile) Ltda. ("Global Mining") a total of 84,135,095 shares, constituting 31.97% of the total shares of SQM. SQM has been advised that this beneficial ownership is based on the following: Mr. Ponce and related persons control 100% of the total shares of Inversiones SQYA S.A. ("SQYA"); SQYA controls 67.16% of the total shares of Norte Grande S.A. ("Norte Grande"); Norte Grande controls 75.72% of the total shares of Sociedad de Inversiones Oro Blanco S.A. ("Oro Blanco"); Oro Blanco controls 88.52% of the total shares of Pampa Calichera and Potasios controls 10.07% of Pampa Calichera;  Pampa Calichera and the related companies Global Mining and Potasios ultimately control 31.97% of the total shares of SQM. (See item 7 below).

Pampa Calichera and Kowa Company Ltd. –the latter being owner, directly and indirectly, of 2.08% of the total shares of SQM as of December 31, 2011 – subscribed on December 21, 2006, a Joint Performance Agreement that allows them to currently control 34.05% of the total shares of SQM. As a result of this Agreement, the group lead by Mr. Julio Ponce L. indirectly controls 34.05% of the total shares of SQM and is, therefore, the Controller Group of SQM.

No director or executive officer other than Mr. Ponce owns more than 1% of each share class of the Company as of December 31, 2011. See Item 6. Directors, Senior Management and Employees—footnote (1).  Individual ownership has not been publicly disclosed.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
December 31, 2011	34.05%
December 31, 2010	33.20%
December 31, 2009	32.22%

Separately from any ownership interest held by the Controller Group, as of December 31, 2011, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones el Boldo Limitada and 100% of the shares of Inversiones RAC Limitada. Through these companies PCS owns 32% of the total shares of SQM.  For additional information regarding share ownership of the Company, see Item 7 below.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

The following table sets forth certain information concerning beneficial ownership of the Series A shares and Series B shares of SQM as of December 31, 2011 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A shares or Series B shares. The following information is derived from our records and reports filed by certain of the persons named below with the Superintendency of Securities and Insurance and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	%total shares

Inversiones El Boldo Ltda.(1)	44,751,196	31.33%	17,571,676	14.60%	23.68%

Sociedad de Inversiones Pampa Calichera S.A.(2)(3)	44,758,830	31.34%	12,241,799	10.17%	21.66%

The Bank of New York	—	—	42,036,912	34.92%	15.97%

Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,699,773	2.24%	8.32%

Potasios de Chile S.A.(3)	18,179,147	12.73%	156,780	.13%	6.97%

Inversiones Global Mining (Chile) Ltda.(3)	8,798,539	6.16%	—	—	3.34%

(1)	Potash Corporation of Saskatchewan ("PCS") owns 100% of Inversiones el Boldo Limitada and 100% of Inversiones RAC Ltda., and, accordingly is the beneficial owner of 84,222,887 of SQM's shares that represent 32.00% of SQM's total shares. The stake held by PCS as of December 31, 2010 and 2009 was, respectively, 32.00%, and 32.00% of the total shares of SQM.

(2)	Sociedad de Inversiones Pampa Calichera S.A.(“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)	SQM has been informed that Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons beneficially own through Pampa Calichera, Potasios de Chile S.A. ("Potasios") and Inversiones Global Mining (Chile) Ltda. ("Global Mining"), a total of 84,135,095 shares, constituting 31.97% of the total shares of SQM. SQM has been advised that this beneficial ownership is based on the following: Mr. Ponce and related persons control 100% of the total shares of Inversiones SQYA S.A. ("SQYA"); SQYA controls 67.16% of the total shares of Norte Grande S.A. ("Norte Grande"); Norte Grande controls 75.72% of the total shares of Sociedad de Inversiones Oro Blanco S.A. ("Oro Blanco"); Oro Blanco controls 88.52% of the total shares of Pampa Calichera and Potasios controls 10.07% of Pampa Calichera; Pampa Calichera and the related companies Global Mining and Potasios ultimately control 31.97% of the total shares of SQM. The stake held by Mr. Ponce and related parties as of December 31, 2010, and 2009 was respectively, 31.12%, and 30.15% of the total shares of SQM.

On December 21, 2006, Pampa Calichera and Kowa Company Ltd. (the latter being owner, directly and indirectly, of 2.08% of the total shares of SQM as of December 31, 2011) executed a joint performance agreement that allows them to control 34.05% of the total shares of SQM as of December 31, 2011. As a result of this agreement, the "group" led by Mr. Julio Ponce L. became the "controller group" of SQM, as that term is defined under Chilean law.

Series A and Series B shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the sole exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B shares cannot exceed 50% of our issued and outstanding stock, shareholders of at least 5% of this series may call an ordinary or extraordinary shareholders' meeting and the director elected by this series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per series is limited to 37.5% of the subscribed shares of each series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder's related persons must be added. In addition, the director elected by the Series B shares cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of December 31, 2011, there are 142,819,552 Series A shares and 120,376,972 Series B shares outstanding.

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

In addition, article 89 of the Law requires that transactions between affiliates, subsidiaries or related parties of a sociedad anónima cerrada, such as some of the Company’s main affiliates and subsidiaries, shall also be on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate article 89 are liable for losses resulting from such violations.

With respect to SQM, operations with related parties include negotiations, proceedings, contracts or operations involving: (i) SQM and (ii) its controller, directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the by-laws or by the Directors’ Committee. Such operations may only be carried out if: (i) their objective is to contribute to the Company’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Law. Such requirements include, among others: (a) that the operation be informed to the Director’s Committee and to the Board of Directors prior to its execution (b) that the Board of Directors, excluding any Directors involved in the operation, approves the operation with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the operation. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such operation is in the Company’s interest (c) that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting and (d) that the agreement and the names of the directors who approved the same be reported at the next Shareholders’ Meeting. Infractions will not affect the validity of the operation but they will grant the Company or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the operation to the Company, and that such party indemnify the Company for any corresponding damages.

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

We believe that we have complied with the applicable requirements of the referred articles in all transactions with related parties. Accounts receivable from and payable to related companies are stated in U.S. dollars and accrue no interest. Other than the above, transactions are made under terms and conditions that are similar to those offered to unrelated third parties. We further believe that we could obtain from third parties all raw materials now being provided by related parties that are not affiliates of the company. The provision of such raw materials by new suppliers could initially entail additional expenses.

For additional information concerning our transactions with affiliates and other related parties, see Note 7 of the Consolidated Financial Statements.

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

8.A.4   Not applicable.

8.A.5   Not applicable.

8.A.6   Export Sales

We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the regions in which the Company’s subsidiaries are located and does not necessarily reflect the final destination of the products sold. The following is the composition of the consolidated sales for the periods ending on December 31:

Th. US$	2011	2010	2009

Foreign sales	1,918,730	1,614,385	1,243,231
Total sales	2,145,286	1,830,413	1,436,891

% of foreign sales	89.44%	88.20%	86.52%

8.A.7   Legal Proceedings

In October 2010, the City of Pomona, California, named Sociedad Química y Minera de Chile S.A. (SQM) and SQM North America Corporation (SQMNA) as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. This case has been dismissed by the trial court and is currently on appeal by the plaintiff to the Ninth Circuit Court of Appeals.

In October 2011, the City of Lindsay, California, named Sociedad Química y Minera de Chile S.A. (SQM) and SQM North America Corporation (SQMNA) as defendants in an action filed in the California Superior Court for Tulare County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. That case is pending in the trial court and has no scheduled trail date.

SQM has not been served in either action. Discovery is underway in the City of Lindsay action and no trial date has been set for such SQMNA and SQM (if it is legally served) intend to vigorously defend both actions.

The Company is party to various other lawsuits arising in the ordinary course of business. See Note 19 to the Consolidated Financial Statements for more information on these legal proceedings. Also see Item 3.D Risk Factors - Risks Relating to Our Business - Pending lawsuits could adversely impact us.

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

The dividend policy for 2011 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2010. At the Annual Shareholders’ Meeting held on April 28, 2011, SQM’s shareholders approved a payment of a definitive dividend in the amount of US$0.72592 per share. From this definitive dividend, the interim dividend amount of US$0.41794 per share was deducted. Payments for this dividend were made on May 11, 2011.

At the Annual Shareholders’ Meeting held on April 28, 2011, shareholders also agreed to pay and distribute a dividend equal to 50% of the distributable income corresponding to 2011. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent" less significant changes in the fair value of assets and liabilities that are not realized - and which correspond to earnings net of taxes that have been generated in relation to the acquisition of companies. Also, at the same meeting, shareholders agreed to the payment and distribution of an interim dividend. The interim dividend was paid on December 19, 2011 in the amount of US$0.73329 per share.

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

Dividends		Per Share	Per ADR (1)
Declared for the business year	Paid in	Ch$	US$

2004	2005	106.56	0.182
2005	2006	145.11	0.279
2006	2007	183.96	0.349
2007	2008	204.14	0.445
2008 (interim)	2008	243.34	0.380
2008	2009	515.90	0.858
2009 (interim)	2009	191.32	0.380
2009	2010	126.69	0.241
2010 (interim)	2010	198.90	0.418
2010	2011	142.40	0.308
2011 (interim)	2011	376.99	0.733

(1)	The Series A ADRs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADRs changed from 10:1 to 1:1 on March 28, 2008. The calculation in the table for all periods is based on the ratio of 1:1.

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

9.A.   Offer and Listing Details

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

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2007	12,100	7,100	9,985	6,800	234.80	136.95	20.04	12.50
2008	29,300	12,100	27,012	6,750			54.74	14.77
2009	22,000	16,000	21,839	14,319	-	-	40.18	23.84
2010	27,000	21,000	26,536	17,561	-	-	58.42	31.91
2011	30,000	25,000	30,787	23,495	-	-	66.60	45.86

(b)	Last 10 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2009
Third quarter	22,000	20,900	21,397	18,695	-	-	40.15	33.49
Fourth quarter	21,910	20,700	21,401	18,600	-	-	40.18	36.36

2010
First quarter	22,150	21,000	21,329	18,903	-	-	43.85	34.40
Second quarter	21,750	21,501	19,844	17,561	-	-	38.26	31.91
Third quarter	25,101	21,501	24,222	17,780	-	-	49.95	33.03
Fourth quarter	27,000	23,850	26,536	22,892			58.42	46.89

2011
First quarter	28,200	26,600	28,423	24,571	-	-	59.15	50.49
Second quarter	29,000	27,100	30,369	26,544	-	-	64.72	56.26
Third quarter	30,000	25,000	30,787	24,034	-	-	66.60	46.72
Fourth quarter	29,000	25,100	29,657	23,495	-	-	60.67	45.86

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
September 2011	27,000	25,300	29,549	24,034	-	-	63.95	46.72
October 2011	28,900	25,100	29,657	23,495	-	-	60.67	45.86
November 2011	28,900	28,700	29,481	28,124	-	-	59.96	53.39
December 2011	29,000	27,000	29,638	26,494	-	-	57.30	50.85

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)	Series B shares began trading on the New York Stock Exchange on September 20, 1993. Historical prices have been restated to reflect the change in the ratio of local shares to ADRs from 10:1 to 1:1, effective March 28, 2008.

As of February 29, 2012, there were 42,036,912 Series B ADRs outstanding. As of December 31, 2012, such ADRs represented approximately 15.97% of the total number of issued and outstanding shares of our Company.

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

ITEM 10.   ADDITIONAL INFORMATION

10.A.   Share Capital

Not applicable

10.B.   Memorandum and Articles of Association

SQM S.A., headquartered at El Trovador No. 4285, 6th Floor, Santiago, Chile, is an open stock corporation -sociedad anónima abierta- organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

Corporate purposes

Our main purposes, which appear in article 4 of our By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and commercializing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and commercialize in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and commercialize, in any way, all kinds of electrical, thermal, geothermic or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, commercialize, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and commercialize, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and commercialize any kind of agro industrial and farm forestry activities, in any way (h) purchase, transfer ownership, lease, and commercialize, in any way, any kind of urban or rural real estate; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and commercialize, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to our properties, assets, or patrimony, or with that of our affiliates, associated companies, or related companies; and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

Directors

As stated in article 9 of the Company's By-laws, the Company has 8 Directors. One of the Directors must be “independent” as such term is defined in article 50 bis of Law No. 18,046. Moreover, the possession of shares is not a condition necessary to become a Director of the Company.

As stated in article 10 of the Company's By-laws, the term of the Directors is of three years and they can be reelected indefinitely; thus, there is no age limit for their retirement

The Company's By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 136 and 146 to 149 of Law No. 18,046 and the applicable regulations of such Law.

The Board of Directors duties are remunerated, as stated in article 17 of the Company's By-laws, and the amount of that compensation is fixed yearly by the Ordinary Shareholders’ Meeting. Therefore, Directors can neither determine nor modify their compensation.

Directors cannot authorize Company loans on their behalf.

The Board of Directors must provide shareholders and the public with sufficient, reliable and timely information pertaining to the Company’s legal, economic and financial situation, as required by the Law or the Chilean Superintendency of Securities and Insurance. The Board of Directors must adopt the appropriate measures in order to avoid the disclosure of such information to persons other than those persons who should possess such information as a result of their title, position or activity within the Company before such information is disclosed to shareholders and the public. The Board of Directors must treat business dealings and other information about the Company as confidential until such information is officially disclosed. No Director may take advantage of the knowledge about commercial opportunities that he has obtained through his position as Director.

Independent Directors and Directors Committee

According to Chilean Law, SQM must appoint at least one Independent Director and a Directors’ Committee, due to the fact that (a) the Company has a market capitalization greater than or equal to UF 1,500,000 and (b) at least 12.5% of the Company’s shares with voting rights are held by shareholders who, on an individual basis, control or possess less than 10% of such shares.

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

The Directors’ Committee shall have the following powers and duties: (a) to examine the reports of the external auditors, the balance sheet and other financial statements presented by the Company’s managers or liquidators to its shareholders and issue an opinion about the same prior to their submission for the approval of the shareholders (b) to propose to the Board of Directors the external auditors and risk rating agencies to be proposed to the shareholders at the respective Shareholders’ Meeting. In the event that an agreement cannot be reached, the Board of Directors shall formulate its own suggestion, and both options shall be submitted for shareholder consideration at such Shareholders’ Meeting (c) to examine the information relating to operations referred to in articles 146 to 149 of Law No. 18,046 and to prepare a report about such operations. A copy of such report shall be sent to the Board of Directors, and such report must be read at the Board Meeting called for the purpose of approving or rejecting the respective operation or operations (d) to examine the remuneration system and compensation plans for the Company’s management, officers and employees (e) to prepare an annual report on its activities, including its main recommendations to the shareholders (f) to inform the Board of Directors about whether or not it is advisable to hire the external audit firm to provide non-audit services where the audit firm is not prohibited from providing such services because the nature of the same could pose a threat to the audit firm’s independence, and (g) any other issues indicated in the Company’s by-laws or authorized by a Shareholders’ Meeting or the Board of Directors.

The Directors’ Committee shall be comprised of three members, with at least one independent member. In the event that more than three Directors have the right to form part of the Committee, these same Directors shall unanimously determine who shall make up the Committee. In the event that an agreement cannot be reached, the Directors who were elected with a greater percentage of votes by shareholders controlling or possessing less than 10% of the Company’s shares shall be given priority. If there is only one Independent Director, this Director shall name the other members of the Committee among the other Directors who are not independent. Such other members of the Committee shall have all of the rights associated with such position. The members of the Committee shall be compensated for their role. The amount of their remuneration shall be set annually at the General Shareholders’ Meeting, and it may not be less than the remuneration set for the Company Directors, plus an additional 1/3 of that amount. The General Shareholders’ Meeting shall determine a budget for the expenses of the Committee and its advisors. Such budget may not be less than the sum of the annual remunerations of the Committee members. The Committee may need to hire professional advisory services in order to carry out its duties in accordance with the abovementioned budget. The proposals made by the Committee to the Board of Directors that are not accepted by the latter must be reported to the Shareholders’ Meeting prior to the vote by shareholders on the corresponding matter or matters. In addition to the responsibilities that are associated with the position of Director, the members of the Committee are jointly and severally liable for any damages they cause in performing their duties as such to the shareholders and to the Company.

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Fire Department.

Article 5 of the Company's By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock's share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder's ownership of Series A or B shares, the shareholder's stock and those pertaining to third parties related to them are to be added.

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

As established in article 103 of Law No. 18,046, a company subject to the supervision of the Superintendency of Securities and Insurance (SVS) may be liquidated in the following cases:

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

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as set forth in article 28 of the Company By-laws.

Shareholders’ meetings

Article 29 of the Company's By-laws states that the call to a Shareholders’ Meeting, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the Shareholders’ Meeting, and in the way and under the conditions indicated by the regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed at the meeting. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any Shareholders’ Meeting shall be delivered to the SVS at least fifteen days in advance of such meeting.

Any holder of Series A and/or Series B shares registered in the Company's shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting

Article 67 of Law No. 18,046 provides that decisions made at Extraordinary Shareholders’ Meeting on the following matters require the approval of 2/3 of the outstanding shares with voting rights: (1) transformation or division of the Company and its merger with another company; (2) modification of the Company’s term of duration, if any; (3) early dissolution of the Company; (4) change of the corporate domicile; (5) capital decrease; (6) approval of contributions and estimation of non-cash assets; (7) modification of powers reserved for Shareholders Meetings or limitations on powers of the Board of Directors; (8) reduction in the number of members of the Board of Directors; (9) disposal of 50% or more of the Company’s assets; formulation or modification of any business plan exceeding the above percentage; disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets and disposal of shares of the referred subsidiary such that the parent company would lose its position as controller of the same; (10) method in which profits are distributed; (11) granting of real or personal guarantees as sureties for third-party obligations that exceed 50% of the Company assets, except for subsidiaries, in which case approval of the Board of Directors shall suffice; (12) acquisition of own shares as set forth in articles 27A and 27B of the said law; (13) other matters indicated in the By-laws; (14) amendment of the Company By-laws as a result of errors in the constitution process and amendments in the By-laws involving one or more of the matters stated in the preceding numbers; (15) forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (16) approval or ratification of proceedings or contracts with related parties in accordance with the provisions of articles 44 and 147 of Law No. 18,046.

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

Change in control

The Company By-laws provide that no shareholder may hold more than 32% of the Company’s shares, unless the By-laws are modified at an Extraordinary Shareholders’ Meeting. Moreover, on December 12, 2000, the Chilean Government published the Ley de Oferta Pública de Acciones (“Public Share Offering Law”) or (OPA law) that seeks to protect the interests of minority shareholders of open stock corporations in transactions involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law applies to those transactions in which the controlling party would receive a material premium price compared with the price that would be received by the minority shareholders.

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

Disclosure of share ownership

The Company's By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

10.C. Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•	On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. This contract allowed for two three-year renewal options, at the option of SQM. The first option was exercised. As a result, the contract extends through March 16, 2013 with a three-year renewal option of SQM. Early termination of the contract is subject to payment of non-amortized investments.

•	On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract extends through March 20, 2017, and early termination is subject to penalties.

•	On January 13, 1998, SQM Nitratos S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract extends through January 31, 2013. Early termination of the contract is subject to payment of non-amortized investments.

•	On March 30, 2012, SQM S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract extends through December 31, 2030. Early termination of the contract is subject to an agreement between both parties, or in case of Force-Majeure extended for more than 12 months.

In addition, the Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company's results of operations.

10.D. Exchange Controls

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law No 18,840 of October 1989. The Central Bank Act is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified.

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

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments will be conditioned upon certification by the Company to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon will be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary that such shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

Chapter XXVI and the Foreign Investment Contract provided that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series A shares and/or Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 5 banking business days within which to invest in Series A shares and/or Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series A shares and/or Series B shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into Chilean pesos. Series A shares and/or Series B shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADRs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series A shares and/or Series B shares.

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

As of December 31, 2011, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million and US$250 million. Additionally, we had outstanding bilateral loans through wholly owned susidiaries in the amount of US$330 million, which were fully guaranteed by us.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E. Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in the ADRs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a ("foreign holder"). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change said rulings, regulations and interpretations prospectively.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The company distributed an interim dividend in December 2011 corresponding to the business year 2011. The dividend, paid in December 2011, was considered taxable, and the total tax retention rate was approximately 24.8%.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADRs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADRs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have significant trading volumes in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange authorized by the SVS, within the process of a public tender of common shares governed by the Chilean Securities Market Act. Law No. 20,448 states that common shares must also have been acquired after April 19, 2001, either on a local stock exchange authorized by the SVS, within the referred process of public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, in an exchange of convertible securities subject to public offer, or in the redemption of mutual funds shares. According to Ruling No. 224 (2008) of the Chilean Internal Revenue Service, common shares received by exchange of ADRs are also considered as “acquired on a stock exchange” if the respective ADRs have been acquired on a foreign stock exchange authorized by the SVS (i.e. London Stock Exchange, New York Stock Exchange and Bolsa de Valores de Madrid). Common shares are considered to have a high presence in the stock exchange when they: (a) are registered in the Securities Registry, (b) are registered in a Chilean Stock Exchange, (c) have an adjusted presence equal to or above 25%.

As of June 19, 2001, capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors" such as mutual funds and pension funds, provided that the sale is made in a local stock exchange authorized by the SVS, or in accordance with the provisions of the securities market law (Law 18,045). To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be an "investment fund" in according with the Chilean tax law.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2011. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2011 or for any prior or future taxable year during which a U.S. Holder held shares or ADRs, such U.S. Holder of shares or ADRs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADRs).

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

In addition, certain U.S. Holders, electing nonresident aliens and residents of a U.S. possession may be required to report information with respect to their investment in shares or, it is assumed, ADRs to the Internal Revenue Service. Investors who fail to report required information could become subject to substantial penalties and/or an extended statute of limitations.

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

Interest Rate Risk. As of December 31, 2011, we had approximately 28% of our financial debt effectively priced at Libor, and therefore significant increases in the rate could impact our financial condition.

	Expected Maturity Date

On Balance Sheet Financial Instruments (4)	2012	2013	2014	2015	2016 and thereafter	Total	Fair Value
(in thousands of U.S. dollars)

Fixed Rate (US$)	54,161	53,871	281,311	43,808	851,241	1,284,391	1,110,484
Bond — US$250 million - Int.: 5.5%	13,750	13,750	13,750	13,750	311,875	366,875	303,438
Bond — US$200 million - Int.: 6.13%	12,250	12,250	12,250	12,250	206,125	255,125	237,898
Bond — UF 2.25 million (1) - Int.: 5.84%	9,625	9,309	9,005	8,701	75,680	112,321	93,743
Bond — CH$ 21,000 million (1) - Int.: 5.27%	1,804	1,799	34,580	-	-	38,184	37,232
Bond — UF 1.50 million (1) - Int.: 4.80%	2,720	2,727	57,400	-	-	62,848	61,082
Bond — CH$ 52,000 million (1) - Int.: 4.48%	4,210	4,199	94,533	-	-	102,942	100,040
Bond — UF 4.00 million (1) (2) - Int.: 5.70%	8,512	8,558	8,512	8,512	216,964	251,057	185,302
Loan — US$ 50 million (3) - Int.: 1.59%	688	686	50,686	-	-	52,061	51,003
Loan — US$ 40 million (3) - Int.: 2.34%	601	592	593	595	40,597	42,978	40,747

Variable Rate (US$)	5,399	5,417	165,508	41,339	40,661	258,323	254,859
Loan — US$ 140 million - Int.: 2.72%	3,870	3,859	143,859	-	-	151,589	152,114
Loan — US$ 50 million - Int.: 1.23%	627	630	10,623	20,436	20,187	52,503	50,612
Loan — US$ 50 million - Int.: 1.74%	903	927	11,025	20,903	20,474	54,232	52,133

Total	59,560	59,287	446,818	85,147	891,902	1,542,715	1,365,343

(1) UF and CH$ bonds are fully hedged to US$ with a Cross Currency Swap (CCS). For purposes of calculations Fair Value, Cash flows and Interest rates are shown in US$, reflecting the effect of the CCS.

(2) The CCS of the UF4 million Bond will cover until 2013. The expected maturities for the following years were projected in U.S. dollars using the same rates that we have today in this CCS.

(3) Floating rate bilateral loans currently hedged to fixed rate loans using interest rate swaps.

(4) Not including US$140 million in very short term working capital debt

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2011, 2010 and 2009. Figures do not include our financial hedging positions for year-end:

	2011	2010	2009
	Th US$	Th US$	Th US$
Chilean pesos	(275,756)	(130,289)	(271,513)
Brazilian real	(1,500)	(1,638)	(1,303)
Euro	61,817	94,900	13,821
Japanese yen	1,876	1,206	832
Mexican pesos	(2,862)	(1,660)	667
South African rand	19,849	6,763	28,868
Dirhams	25,337	24,168	22,575
Other currencies	17,076	16,234	19,968
Total, net	(154,163)	9,684	(189,085)

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments aiming to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2011, for hedging purposes we had open contracts to buy U.S. dollars and sell Euros for approximately US$61.9 million (EUR47.7 million) and sell South African rand for approximately US$18.7 million (ZAR151 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$59.5 million (CH$30,892 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 405.49 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$264.24 million (CH$137,194 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately US$43million (CH$22,325million) hedging our fertilizer trading business in Chile.

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

Depositary Payments Fiscal Year 2010

The Depositary has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. In 2011, the Depositary reimbursed expenses related to investor relations for a total amount of US$101,664.58.

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

The procedures associated with our internal controls are designed to provide reasonable assurance that our transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2011. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

PriceWaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PWC”), the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2011. This attestation report appears on pages F-2 and F-3 under Item 18 Financial Statements.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the amount of fees billed for each of the last two fiscal years by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”) for the 2011 fiscal year and Ernst & Young for the 2010 fiscal year, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of U.S. dollars).

	2011	2010
Audit fees	1,165.4	1,007.8
Audit-related fees	-	-
Tax fees	18.9	66.3
Other fees	-	28.7
Total fees	1,184.3	1,102.8

Audit fees in the above table are the aggregate fees billed by PwC in 2011, and Ernst & Young in 2010, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by PwC in 2011 or Ernst & Young in 2010 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

Total fees in the above table are fees billed by PwC in the amount of 1.18 million in 2011, and billed by Ernst & Young in the amount of 1.10 million in 2010.

Directors' Committee Pre-Approval Policies and Procedures

Chilean law states that public companies are subject to "pre-approval" requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audits, audit-related, tax and other services provided by our auditors.

Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and there have been no disagreements of the type required to be disclosed by Item 16F (b).

ITEM 16G.  CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, please see "Item 6. Directors, Senior Management and Employees-C. Board Practices".

ITEM 16H.  MINE SAFETY AND DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of all financial statements filed as part of this Form 20-F annual report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

Reports of Independent Registered Public Accounting Firms	F-1

Consolidated Financial Statements:

Audited Consolidated Balance Sheets as of December 31, 2011, 2010	F-4

Audited Consolidated Statements of Income for each of the years in the period ended December 31, 2011, 2010 and 2009	F-6

Audited Consolidated Statements of Cash Flows for each of the years in the period ended December 31, 2011, 2010 and 2009	F-8

Notes to the Audited Consolidated Financial Statements	F-12

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

**Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on June 30, 2011.

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

/s/ Ricardo Ramos

 Ricardo Ramos R.

Chief Financial Officer and

Business Development Senior Vice President

Date: April 27, 2012

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

As of December 31, 2011, 2010 and 2009

Contents

Reports of Independent Registered Public Accounting Firms	F-1

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of December 31, 2011 and 2010	F-4
Audited Consolidated Statements of Income for each of the three years in the period ended
December 31, 2011, 2010, and 2009	F-6
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended
December 31, 2011, 2010, and 2009	F-8
Notes to the Audited Consolidated Financial Statements	F-13

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of comprehensive income, cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 18. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Santiago, Chile

April, 27, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated statement of financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) as of December 31, 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sociedad Química y Minera de Chile S.A. and subsidiaries as of December 31, 2010, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”)

ERNST & YOUNG LTDA.
Santiago, Chile, March 01, 2011

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

As of December 31, 2011

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. and SUBSIDIARIES

Thousands of U.S. dollars

This document is composed of:

-	Report of Independent Register Public Accountings Firm

-	Consolidated Classified Statement of Financial Position

-	Consolidated Statement of Comprehensive Income by function

-	Consolidated Statement of Comprehensive Income

-	Consolidated Statement of Cash Flows

-	Statements of Changes in Net Shareholders’ Equity

-	Explanatory Notes to the Consolidated Financial Statements

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$
Current assets
Cash and cash equivalents	5.1	444,992	524,652
Other current financial assets	8.1	169,261	76,178
Other non-financial current assets	25	63,792	44,442
Trade and other accounts receivable, current	8.2	412,062	375,945
Trade and other accounts receivable due from related parties, current	7.6	117,139	36,172
Inventory	6.0	744,402	605,101
Current tax assets	28.1	4,765	32,773
Total current assets		1,956,413	1,695,263

Non-current assets
Other non-current financial assets	8.1	30,488	92,674
Other non-financial assets, non-current	25	24,651	24,157
Non-current rights receivable	8.2	1,070	1,102
Investments accounted for using the equity method	10.1	60,694	62,271
Intangible assets other than goodwill	12.1	4,316	3,270
Goodwill	12.1	38,605	38,388
Property, plant and equipment	13.1	1,755,042	1,453,973
Investment property	13.4	-	1,373
Deferred tax assets	28	304	365
Total non-current assets		1,915,170	1,677,573
Total assets		3,871,583	3,372,836

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION continued

LIABILITIES AND EQUITY	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	8.4	161,008	187,555
Trade and other accounts payable	8.5	183,032	152,147
Trade accounts payable due to related parties, current	7.7	873	3,538
Other current provisions	18.1	16,937	15,014
Current tax liabilities	28.2	75,418	7,113
Current accrual for employee benefits	15.1	30,074	44,011
Other non-financial liabilities, current	18.3	161,961	67,459
Total current liabilities		629,303	476,837

Non-current liabilities
Other non-current financial liabilities	8.4	1,237,027	1,090,188
Other long-term accrued expenses	18.1	8,595	5,500
Deferred tax liabilities	28.4	98,594	100,781
Non-current accruals for employee benefits	15.1	33,684	28,710
Total non-current liabilities		1,377,900	1,225,179
Total liabilities		2,007,203	1,702,016

Equity	17
Issued capital		477,386	477,386
Retained earnings		1,351,560	1,155,131
Other reserves		(16,112)	(9,713)
Equity attributable to owners of the parent		1,812,834	1,622,804
Non-controlling interest		51,546	48,016
Total equity		1,864,380	1,670,820
Total liabilities and equity		3,871,583	3,372,836

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to December
	Note	2011	2010	2009
	N°	ThUS$	ThUS$	ThUS$

Sales	20	2,145,286	1,830,413	1,438,659
Cost of sales	27.2	(1,290,494)	(1,204,410)	(908,474)
Gross profit		854,792	626,003	530,185

Other income by function	27.3	47,681	6,545	17,009
Administrative expenses		(91,760)	(78,819)	(75,470)
Other expenses by function	27.4	(63,047)	(36,212)	(21,847)
Other gains (losses)	27.5	5,787	(6,979)	(13,705)
Interest income		23,210	12,930	13,525
Finance expenses	22	(39,335)	(35,042)	(30,979)
Equity in income of associates and joint ventures accounted for using the equity method		21,808	10,681	4,462
Foreign currency transactions	23	(25,307)	(5,807)	(7,577)
Income before income tax		733,829	493,300	415,603
Income tax expense	28.4	(179,710)	(106,029)	(75,840)

Net income		554,119	387.271	339,763
Net income (loss) attributable to:
Equity holders of the parent		545.758	382.122	338,297
Non-controlling interests		8.361	5.149	1,466
Net income for the year		554.119	387.271	339,763
Earnings per share Common shares
Basic earnings per share (US$ per share)	21	2.0736	1.4519	1.2583
Diluted earnings (US$ per share)		2.0736	1.4519	1.2583

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to December
	2011	2010	2009
Statement of comprehensive income	ThUS$	ThUS$	ThUS$

Net income for the year	554,119	387,271	339,763
Other comprehensive income components before foreign currency translation difference
Gains (losses) from foreign currency translation differences, before tax	(2,890)	663	1,735
Other comprehensive income before tax and foreign currency translation differences	(2,890)	663	1,735
Cash flow hedges
Gains (losses) from cash flow hedges, before tax	(1,241)	(1,474)	(112)
Other comprehensive income before tax and cash flow hedges	(1,241)	(1,474)	(112)
Other comprehensive income, before taxes, actuarial gain (loss) for definite benefit plans	(918)	1,020	1,130
Other sundry reserves	(1,677)	-	-
Other comprehensive income components. net of tax	(6,726)	209	2,753

Income tax related to components of other comprehensive income
Income tax related to other comprehensive income cash flow hedges	218	251	19
Addition of income tax related to other comprehensive income components	218	251	19

Other comprehensive income	(6.508)	460	2,772

Total comprehensive income	547,611	387,731	342,535

Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	539,359	382,215	340,568
Comprehensive income attributable to non-controlling interests	8,252	5,516	1,967
Total comprehensive income	547,611	387,731	342,535

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statement of cash flows	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$

Cash flows provided by operating activities

Net income for the year		554,119	387,271	339,763
Adjustment due to reconciliation of profit to cash flows

Depreciation and amortization	13	195,897	143,940	137,062
Amortization of mining rights		6,017	6,022	4,334
Increase in Royalty Corfo accrual	18.2	6,800	5,182	3,752
Increase in marketing expense accrual		985	4,007	5,554
Increase in legal accrual		9,192	4,023	5,458
Increase in bonus accrual		33,494	41,153	23,057
Increase in vacation liabilities		11,956	9,034	8,389
Increase in accrued expenses		23,055	9,927	42,036
Unrealized effects of foreign currency transactions		37.046	(11,183)	12,500
Unrealized Derivative Instruments, net		(11,739)	16,990	(4,923)
Non-distributed gains from associates		(21,808)	(10,681)	(4,462)
Income tax expense		179,710	106,396	75,840
Adjustments for entries other than cash		(14,075)	21,919	(42,941)
Adjustments for which the effects on cash are cash flows from Investing or financing activities		(3,680)	(448)	(229)
Decrease (increase) in trade accounts receivable		(135,401)	(18,266)	9,586
Increases in other accounts receivable		(37,393)	(21,614)	(33,947)
Decrease (increase) in inventory		(147,238)	26,545	(119,865)
Increase in trade accounts payable		(44,566)	(84,731)	(16,786)
Increases in other accounts payable		3,039	56,836	112,222

Reconciling adjustments		91,291	305,051	216,637

Interest received		4,299	1,774	838
Interest paid		(2,349)	(6,655)	(11,434)
Income tax paid		(76,015)	(68,919)	(174,451)
Net cash flows provided by operating activities		571,345	618,522	371,353

Cash flows used in investing activities

Proceeds from partial sale of subsidiaries		5,736	-	-
Payments to acquire interest in joint ventures	26.4	(4,909)	(3,500)	(3,580)
Proceeds from the disposal of property, plant and equipment		43,231	1,433	26,373
Acquisition of property, plant and equipment	26.4	(501,118)	(335,997)	(376,238)
Loans granted to third parties		-	-	(4,472)
Third parties payment of loans		83	1,275	-
Receipts from time deposits with maturities greater than 90 days		69,818	169,797	40,344
Disbursements from time deposits with maturities greater than 90 days	8.1	(129,069)	(69,817)	(189,918)
Net cash flows used in investing activities		(516,228)	(236,809)	(507,491)

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows provided by (used in) financing activities	Note N°	12.31.2011 ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$

Amounts received from long-term loans		550,000	564,000	783,874
Payments of loans		(370,000)	(632,540)	(225,735)
Dividends paid		(277,334)	(175,539)	(345,646)
Other cash outflows		(7,862)	(10,156)	(10,001)

Net cash flows provided by (used in) financing activities		(105,196)	(254,235)	202,492

Net increase in cash and cash equivalents before the effect of changes in foreign exchange rates		(50,079)	127.478	66,354

Effects of variation in foreign exchange rate on cash and cash equivalents		(29,581)	21,535	25,709
Net increase in cash and cash equivalents		(79,660)	149,013	92,063

Cash and cash equivalents at beginning of year		524,652	375,639	283,576

Cash and cash equivalents at end of year	5	444,992	524,652	375,639

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY

For the periods ended at December 31, 2011, 2010 and 2009:

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Other sundry reserves	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2011	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Net income for the year	-	-	-	-	-	-	545,758	545,758	8,361	554,119

Other comprehensive income (expenses)	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	-	(6,399)	(109)	(6,508)

Comprehensive income	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	545,758	539,359	8,252	547,611

Dividends declared	-	-	-	-		-	(349,329)	(349,329)	-	(349,329)

Increase (decrease) from transfers and other changes	-	-	-	-		-	-	-	(4,722)	(4,722)

Changes in equity	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	196,429	190,030	3,530	193,560

Ending balance, current year: December 31, 2011	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY, continued

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Net income for the year	-	-	-	-	-	382,122	382,122	5,149	387,271

Other comprehensive income	-	296	(1,223)	1,020	93	-	93	367	460

Comprehensive income	-	296	(1,223)	1,020	93	382,122	382,215	5,516	387,731

Dividends	-	-	-	-	-	(178,164)	(178,164)	-	(178,164)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(3,197)	(3,197)

Changes in equity	-	296	(1,223)	1,020	93	203,958	204,051	2,319	206,370

Ending balance, prior year: December 31, 2010	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY, continued

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2009	477,386	-	(7,891)	(4,186)	(12,077)	888,369	1,353,678	46,541	1,400,219

Net income for the year	-	-	-	-	-	338,297	338,297	1,466	339,763

Other comprehensive income	-	1,234	(93)	1,130	2,271	-	2,271	501	2,772

Comprehensive income	-	1,234	(93)	1,130	2,271	338,297	340,568	1,967	342,535

Dividends	-	-	-	-	-	(275,493)	(275,493)	-	(275,493)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(2,811)	(2,811)

Changes in equity	-	1,234	(93)	1,130	2,271	62,804	65,075	(844)	64,231

Ending balance, prior year: December 31, 2009	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

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

The Company’s operating segments are divided into six main categories, as follows:

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 1 - Corporate Information for Sociedad Química y Minera de Chile S.A. and Subsidiaries, (continued)

Other products and services: This segment includes those revenues derived from commodities, rendering of services, interests, royalties and dividends.

Note 2 - Basis of presentation for the consolidated financial statements and Summary of significant accounting policies

2.1  Periods covered

These consolidated financial statements cover the following periods:

-	Consolidated classified statements of financial position as of December 31, 2011 and as of December 31, 2010.

-	Consolidated statements of income by function for the periods ended December 31, 2011 and 2010.

-	Consolidated statements of comprehensive income for the periods ended December 31, 2011 and 2010.

-	Consolidated statements of cash flows for the periods ended December 31, 2011 and 2010.

-	Consolidated statements of changes in equity for the periods ended December 31, 2011 and 2010.

2.2  Basis of preparation

The Company’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the integral adoption, explicit, and without reserves of the IFRS as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements reflect fairly the Company’s, financial position, results of its operations, comprehensive income, changes in equity and cash flows for the twelve months periods ended December 31, 2011 and 2010.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

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

	New standards	Compulsory application as of
IAS 19	Employee Benefits	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IFRS 9	Financial Instruments	January 1, 2013
Deferred until 01de January 2015 as per amendment approved in December 2011
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Agreements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

IAS 19 Reviewed “Employee Benefits”

Issued in June 2011, it replaces IAS 19 (1998). This reviewed standard modifies the recognitiion and measurement of expenses related to define benefit plans and termination benefits. In addition, it includes modifications to the disclosures of all employee benefits.

IAS 27 “Separate Financial Statements”

Issued in May 2011, it replaces IAS 27 (2008). The scope of this standard is restricted as of this change to only the separate financial statements, given that the matters related with the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is allowed jointly with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

IFRS 9 “Financial Instruments”

Issued in December 2009, it amends the classification and measurement of financial assets.

Subsequently this standard was amended in November 2010 to include the treatment and classification of financial liabilities. Its early adoption is permitted.

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces SIC 12 “Consolidation of special purpose entities" and parts of IAS 27 “Consolidated Financial Statements.” It includes clarification and new parameters for the definition of control, as well as the principles for the preparation of Consolidated Financial Statements. Its early adoption is allowed jointly with IFRS 11, IFRS 12 and amendments to IAS 27 a 28.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

IFRS 11 “Joint Agreements”

Issued in May 2011, it replaces IAS 31 “Interests in Joint Ventures” y SIC 13 “Jointly Controlled Entities”. Among the amendments is included the elimination of the concept of jointly controlled assets and the possibility of proportional consolidation of entities under joint control. Its early adoption is allowed jointly with IFRS 10, IFRS 12 and the amendments to IAS 27 and 28.

IFRS 12 “Disclosure of Interests in Other Entities”

Issued in May 2011, it applies for those entities that hold investments in affiliates, joint ventures, associates. Its adoption is allowed jointly with IFRS 10, IFRS 11 and amendments to IAS 27 and 28

IFRS 13 “Fair value measurement”

Issued in May 2011, it consolidates in one standard the method to measure the fair value of assets and liabilities and the necessary disclosures on this, and incorporates new concepts and clarifications for its measurement.

	Amendments and modifications	Compulsory application as of
IAS 1	Presentation Of Financial Statements	July 1, 2012
IAS 12	Income Taxes	January 1, 2012
IFRS 7	Financial Instruments: Disclosures	July 1, 2011
IAS 28	Investments in Associates and joint ventures	January 1, 2013

IAS 1 “Presentation Of Financial Statements”

Issued in June 2011. The main change of this amendment requires that the items of Other Comprehensive Income must be classified and grouped assessing whether they will be potentially reclassified to income in subsequent periods. Its early adoption is allowed.

IAS 12 “Income Taxes”

This amendment, issued in December 2010, grants one exception to the general principles of IAS 12 for the investment property that is measured using the fair value model contained under IAS 40 “Investment Property.” The exception also applies to Investment Property acquired as part of a business combination if after the business combination the buyer applies the fair value model contained in IAS 40. The amendment includes the assumption that the investment properties valued at fair value are realized upon their sale and therefore the temporary differences originated thereby have to be calculated using the tax rate applicable for the sale transactions. Its early adoption is allowed.

IFRS 7 “Financial Instruments: Disclosures”

Issued in October 2010, it increases the disclosure requirements for the transactions that imply transfers of financial assets.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2011, it sets the standard for the accounting treatment of the investments through the application of the equity method. Its early adoption is allowed jointly with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

The Company's management estimates that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

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

Domestic subsidiaries

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2011, and December 31, 2010, have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$519.20 per US$1.00 as of December 31, 2011, and Ch$468.01 per US$1.00 as of December 31, 2010.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2011 amounted to Ch$22,294.03 (US$42.94), and as of December 31, 2010 amounted to Ch$21,455.55 (US$45.84).

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency, (continued)

(b)	Basis of conversion, continued

Foreign subsidiaries

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	12.31.2011	12.31.2010
	US$	US$

Brazilian Real	1.88	1.66
New Peruvian Sol	2.77	2.81
Argentinean Peso	4.30	3.98
Japanese Yen	77.74	81.49
Euro	0.77	0.75
Mexican Peso	13.98	12.38
Australian Dollar	1.03	1.01
Pound Sterling	0.64	0.64
South African Rand	8.10	6.63
Ecuadorian Dollar	1.00	1.00
Chilean Peso	519.20	468.01
UF	42.94	45.84

(c)	Transactions and balances

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency, continued

(d)	Group entities

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

In order to recognize the acquisition of a subsidiary, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date. Acquisition related-costs are expensed as incurred. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value as of the acquisition date. For each business combination, the acquirer measures the non-controlling interests in the acquiree at fair value.

Companies included in consolidation:

				Ownership interest
		Country of	Functional			12.31.2011	12.31.2010
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De Mexico S.A. De C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A. (**)	Spain	US$	0.0000	100.0000	100.0000	66.6750
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Companies included in consolidation

				Ownership interest
		Country of	Functional			12.31.2011	12.31.2010
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9974	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria S.A.	Chile	US$	99.0000	1.0000	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (*)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A. (***)	Chile	Chilean peso	0.0000	60,6377	60,6377	0.0000

(*) Comercial Agrorama Ltda. was consolidated given that the Company has control through subsidiary Soquimich Comercial S.A.

(**) As of December 31, 2010 the interest in Fertilizantes Naturales S.A. was of 66,67%. On December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

(***) This subsidiary was incorporated on April 7, 2011.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4    Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Non-controlling interests represent the portion of subsidiary net assets and operating results not owned by the parent company.

 .

2.5	Significant accounting judgments, estimates and assumptions

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

In the accompanying consolidated financial statements, judgments and estimates have been made by management to quantify certain assets, liabilities, revenues, expenses and commitments recorded and or disclosed therein. Basically, these estimates include, but are not limited to, the following:

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations and resulting losses, if any.
-	Assumptions used for the actuarial calculation of employee benefits.
-	Provisions and contingent liabilities.
-	Inventory provisions based on technical studies which cover the different variables affecting products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventory.
-	Future costs for the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and allocation of fair values in business combinations.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

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

The Company has not been able to allocate all assets and liabilities to each operating segment because the same productive plants and process are often related to more than one operating segment. Such assets and liabilities are classified as non-allocated in Note 26.

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
F-24

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

Property, plant and equipment, net in the case of their residual values are depreciated using thee straight-line method over its estimated useful lives. When portions of a property, plant and equipment item have different useful lives, these portions are recorded as separate items. The useful life is reviewed annually, and revised if necessary.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

	Life	Life
Types of property. plant and equipment	Minimun	Maximun
Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixed installations and accessories	3	35
Motor vehicles	5	10
Other property. plant and equipment	2	30

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.12	Investments recognized using the equity method

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the consolidated classified statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate. The associated goodwill is included at the carrying value of the investee, and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated companies’ results for the reporting period.

Unrealized profit on transactions with associates and subsidiaries are eliminated in consolidation of the ownership percentage that the Company has on these entities.

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

If the resulting amount according to the equity method is negative, the Company’s equity interest is reduced to zero in the consolidated classified statement of financial position unless the Company has a contractual commitment to resolve the equity position. In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded by reducing the equity value and proportional profit or loss recognized in conformity with their interest, and are included in the consolidated statement of income under the caption “Equity in income (losses) of associates and joint ventures accounted for using the equity method”.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles, continued

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

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

As of December 31, 2011, and December 31, 2010, the Company is not aware of any indicators of impairment with respect to its depreciated assets.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.19	Minimum dividend

According to the Corporations Act, a publicly traded corporation must pay dividends according to the policy dediced in the General Shareholders' Meeting of each year, with a minimum of 30% of the net income of the year if the corporation does not have retained losses from prior years, unless it is otherwise decided with the unanimous vote of the issued and subscribed shares.

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

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts. In the case of the United States employees, certain obligations are in accordance with the related pension plan, valid until the year 2002.

These obligations are valued using actuarial calculations, which consider such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

The discount rate used by the Company for calculating the obligation was 6% for the periods ended December 31, 2011 and December 31, 2010.

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

The fair value of derivative instruments used for hedging purposes is shown in Note 8.3. Movements in the cash flow hedge reserve (other comprehensive income) are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

2.25	Other provisions accrued expenses

Provisions are recognized when:

*	The Company has a present obligation as the result of a past event.
*	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.
*	A reliable estimate can be made of the amount of the obligation.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.25	Other provisions accrued expenses (continued)

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

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments”. Variations in the fair value of options granted are recognized with a charge to wages on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note N°16).

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

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

No impairment of intangible assets exists as of December 31, 2011 and December 31, 2010.

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

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the anticipated recovery date.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies

3.1	Risk management policy

The Risk Management Policy of the company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and Subsidiaries in relation to all such relevant financial uncertainty components.

The operations of the Company are subject to certain risk factors that may affect the financial position or results of the same. Among these risks, the most relevant are market risk, liquidity risk, foreign exchange rate risk, bad debt risk, and interest rate risk.

There may be additional risks that might also affect the commercial operations, the business, the financial position or the results of the Company, but at this time they are not significant.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. The Management, in particular the Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to cover a significant portion of these risks.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2 Risk factors

3.2.1 Market risk

Market risks are those uncertainties associated with fluctuations of market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk

The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose SQM to risks related to economic conditions and trends in those countries. On the other hand, inventories may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk

The prices of the products of the Company are affected by the fluctuations of international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial condition and operational results.

c)	Commodities price risk

The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

At present, the Company has a direct annual expense close to US$110 million on account of petrol, gas and equivalents and close to US$ 50 million on account of electricity. Variations of 10% in the prices of energy the Company requires to operate, may involve in the short term movements in costs amounting to US$16.5 million.

3.2.2 Doubtful accounts risk

A contraction of the global economy and the potentially negative effects in the financial position of our clients may extend the accounts receivable collection time for SQM, increasing the bad debt exposure. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

As a way to mitigate these risks, SQM actively controls debt collection and uses measures such as, loan insurance, letters of credit, and prepayments with regard to some accounts receivable.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2 Risk factors (continued)

3.2.3 Foreign exchange risk

As a result of the influence in the price determination, of its relationship with sales costs and since a significant part of the business of the Company is carried out in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose the same to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, SQM has hedge contracts to ensure its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically up-dated depending upon the mismatch amount to be covered in these currencies.

A significant portion of the costs of the Company, particularly wages, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate against the dollar would affect the net income of MCS. Approximately US$ 400 million cost of the Company are related to the Chilean peso. The effect of such obligations in the balance is covered by operations of derivative instruments that hedge the mismatch of balance in this currency.

At December 31, 2010, the Company had derivative instruments classified as hedging currency and interest rate associated with all the obligations denominated bonds both in Chilean pesos and UF, with a fair value of $ 97,5 million. At December 31, 2011, this value amounts to US$ 56.1 million, both for SQM.

On December 31, 2011, the Chilean peso to US dollar parity was of Ch$ 519.20 for US$ 1, and at December 31, 2010 it was of Ch$ 468.01 for US$ 1.

3.2.4 Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2 Risk factors (continued)

3.2.4	Interest rate risk (continued)

As of December 31, 2011, approximately 28% of the Company’s financial obligations included current portion valued at LIBOR, therefore significant increases in the rate may impact its financial position. A 100 point variation on this rate may trigger variations in the financial expenses close to US$ 3.7 million. Notwithstanding, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of December 31, 2011, the Company's financial debt is mainly in the long-term, with 11% with maturities under 12 months which decreases the exposure to changes in the interest rates.

3.2.5	Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst other.

The company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long term and may affect SQM’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and operational results of the Company.

SQM constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of December 31, 2011, the Company had non-committed and available bank credit lines for a total of US$ 611 million, in addition to committed bank lines for US$ 40 million, available in case additional resources are needed.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

3.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 4 - Changes in accounting estimates and policies (Uniformity)

4.1 Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

4.2 Changes in accounting policies

As of December 31, 2011, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period or the transaction date.

The consolidated classified statements of financial position as of December 31, 2011 and as of December 31,2010 and the statements of income, comprehensive income, equity and cash flows for the periods ended December 31, 2011 and December 31, 2010, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 5 - Cash and cash equivalents

5.1	Types of cash and cash equivalents

As of December 31, 2011 and December 31, 2010, cash and cash equivalents are detailed as follows:

	12.31.2011	12.31.2010
Cash and cash equivalents	ThUS$	ThUS$

Cash on hand	73	83
Bank balances	37,950	24,267
Short-term time deposits	263,396	375,057
Other cash and cash equivalents	143,573	125,245
Cash and cash equivalents	444,992	524,652

5.2	Other cash and cash equivalents

As of December 31, 2011, and December 31, 2010, other cash and cash equivalents relate to mutual fund units for investments made in:

Institution	12.31.2011 ThUS$	12.31.2010 ThUS$
Legg Mason Western Asset Institutional Liquid Reserves	47,162	52,576
BlackRock Institutional cash series Plc	48,025	36,712
JP Morgan US dollar Liquidity Fund Institutional	48,386	35,957
Total	143,573	125,245

These other cash equivalents are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 5 - Cash and cash equivalents (continued)

5.3	Information on cash and cash equivalents by currency

Cash and cash equivalents are classified by currency as follows:

	12.31.2011	12.31.2010
Original currency	ThUS$	ThUS$
Chilean Peso	123,265	331,011
US Dollar	297,257	176,703
Euro	16,343	6,784
Mexican Peso	29	102
South African Rand	5,450	8,776
Japanese Yen	2,292	1,192
Peruvian Sol	16	13
Brazilian Real	21	21
Chinese Yuan	300	40
Indonesian rupee	5	5
Pound sterling	14	5
Totals	444,992	524,652

5.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2011 and December 31, 2010, the Company has no significant cash balances with any type of restriction.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Cash and Cash Equivalents (continued)

5.5 Detail of time deposits

Cash and cash equivalents in time deposits at each year-end are detailed as follows:

	Type of					Principal	Interest accrued to-date	12.31.2011	12.31.2010
Receiver of the deposit	Deposit	Original Currency	Interest rate	Placement date	Expiration date	ThUS$	ThUS	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	11/09/2011	02/07/2012	9,591	86	9,677	26,401
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	11/09/2011	02/07/2012	9,591	85	9,676	4,168
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.60	12/22/2011	02/09/2012	25,164	45	25,209	6,738
Banco Crédito e Inversiones	Fixed term	US Dollar	1.60	12/20/2011	01/04/2012	20,000	10	20,010	10,574
Banco Crédito e Inversiones	Fixed term	US Dollar	1.20	10/21/2011	01/19/2012	20,482	49	20,531	10,150
Banco Crédito e Inversiones	Fixed term	US Dollar	2.00	12/21/2011	01/12/2012	20,000	11	20,011	10,355
Banco Crédito e Inversiones	Fixed term	US Dollar	2.50	12/21/2011	01/26/2012	20,000	14	20,014	-
Banco de Chile	-	-	-	-	-	-	-	-	20,781
Banco de Chile	-	-	-	-	-	-	-	-	16,056
Banco de Chile	-	-	-	-	-	-	-	-	15,832
Banco de Chile	-	-	-	-	-	-	-	-	20,962
Banco de Chile	-	-	-	-	-	-	-	-	7,271
Banco de Chile	-	-	-	-	-	-	-	-	20,306
Banco de Chile	-	-	-	-	-	-	-	-	1,667
Banco Estado	-	-	-	-	-	-	-	-	17,001
Banco Santander-Santiago	Fixed term	Chilean pesos	0.52	12/29/2011	02/23/2012	12,089	4	12,093	10,499
Banco Santander-Santiago	Fixed term	Chilean pesos	0.55	12/28/2011	03/08/2012	20,099	11	20,110	15,528
Banco Santander-Santiago	Fixed term	Chilean pesos	0.55	12/28/2011	03/15/2012	20,099	11	20,110	20,897
Banco Santander-Santiago	Fixed term	Chilean pesos	0.55	12/28/2011	03/22/2012	20,099	11	20,110	31,752
Banco Santander-Santiago	-	-	-	-	-	-	-	-	6,251
Banco Santander-Santiago	-	-	-	-	-	-	-	-	3,200
Banco Santander-Santiago	-	-	-	-	-	-	-	-	20,009
Banco Security	-	-	-	-	-	-	-	-	16,014
Banco Security	-	-	-	-	-	-	-	-	7,017
Citibank New - York	Overnight	US Dollar	0.01	12/30/2011	01/03/2012	115	-	115	557

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Cash and Cash Equivalents (continued)

5.5 Detail of time deposits (continued)

Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12.31.2011 ThUS$	12.31.2010 ThUS$
Citibank New - York	Overnight	US Dollar	0.01	12/30/2011	01/03/2012	1,586	-	1,586	-
Santander	Fixed term	US Dollar	0.01	12/31/2011	01/03/2012	3,001	-	3,001	-
Corpbanca	Fixed term	US Dollar	1.30	10/18/2011	01/11/2012	16,000	43	16,043	15,556
Corpbanca	Fixed term	US Dollar	2.60	12/20/2011	01/19/2012	20,000	16	20,016	5,786
Corpbanca	Fixed term	US Dollar	2.75	12/21/2011	01/25/2012	10,024	8	10,032	4,060
Corpbanca	Fixed term	US Dollar	2.75	12/21/2011	01/25/2012	10,000	8	10,008	8,786
IDBI Bank	Fixed term	Rupia Hindú	-	12/31/2011	01/31/2012	2	-	2	3
Scotiabank Sud Americano	-	-	-	-	-	-	-	-	20,880
Banco BBVA Chile	Fixed term	Chilean pesos	0.60	12/22/2011	02/16/2012	5,033	9	5,042	-
Total								263,396	375,057

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 6 - Inventory

The composition of inventory is detailed as follows:

Type of inventory	12.31.2011 ThUS$	12.31.2010 ThUS$

Raw materials	10,111	7,120
Supplies for production	31,602	21,398
Products-in-progress	355,894	291,536
Finished products	346,795	285,047
Total	744,402	605,101

Inventory reserves recognized as of December 31, 2011 amount to ThUS$58,220, as of December 31, 2010 amounted to ThUS$63,597. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others.) Additionally, reserves are recognized if goods are sold cheaper than its related cost, and for differences that arise from inventory counts.

As of December 31, 2011 the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,016,119, as of December 31, 2010 to ThUS$902,961 and as of December 31, 2009 to ThUS$615,755.

The breakdowns of inventory reserves are detailed as follows:

Type of Inventory	12.31.2011 ThUS$	12.31.2010 ThUS$

Raw materials reserves	593	593
Supplies for production reserves	500	500
Products-in-progress reserves	33,811	43,115
Finished products reserves	23,316	19,389
Total	58,220	63,597

The Company has not delivered inventory as collateral for the periods indicated above.

Note 7 - Related Party Disclosures

7.1	Related party disclosures

Balances pending at each period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other accounts receivable from related parties or trade and other accounts payable to related parties. For the period ended December 31, 2011, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.2	Relationships between the parent company and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Global Mining Investments (Chile) S.A., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 31.97% of the current total amount of shares issued, subscribed and paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have subscribed an Agreement of Joint Action (AAC as per its acronym in Spanish) with regards to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting rights capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting rights capital of SQM S.A.

Likewise, the Agreement of Joint Action has not transformed the Pampa Group and the Kowa Group into related companies. The agreement of Joint Action has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Taxpayer ID	Company name	Ownership percentage %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	21.66
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
76.165.311-5	Potasios de Chile S.A.	6.97
Total Pampa Group		31.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

7.3	Intermediate parent company and companies controlled by SQM S.A. that publicly issue financial statements

The only intermediate parent company that prepares public financial statements is Soquimich Comercial S.A.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.4	Detailed identification of the link between the parent company and the subsidiary as of December 31, 2011 and December 31, 2010

	Interest percentage in subsidiary 12.31.2011 and 12.31.2010
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.6383	60.6383
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6381	60.6381
SQM Industrial S.A.	99.0470	0.9530	100 .0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Comercial Agrorama Ltda.	0.0000	42.4468	42.4468
Agrorama S.A. (*)	0.0000	60.6377	60.6377
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0002	99.9998	100.0000

(*) This subsidiary was constituted on April 07, 2011.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.4	Detailed identification of the link between the parent company and the subsidiary as of December 31, 2011 and December 31, 2010 (continued)

	Interest percentage in subsidiary 12.31.2011 and 12.31.2010
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de México S.A. de C.V.	0.0013	99.9987	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0000	100.0000	100.0000
SQM Perú S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos México S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited.	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3333	1.6667	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80 .0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty.Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
SQM Iberian S.A..(**)	0.0000	100.0000	100.0000
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	0.0000	100.0000	100.0000

(**) As of December 31, 2010 the interest held in Fertilizantes Naturales S.A. was of 66.67%, on December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

7.5	Detail of related parties and transactions with related parties

Transactions between the parent company and its subsidiaries are part of the Company's common transactions. In addition, these have been eliminated in consolidation and are not detailed in this note.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.5	Detail of related parties and transactions with related parties (continued)

Taxpayer ID	Company	Relationship	Original country	Transaction	12.31.2011 ThUS$	12.31.2010 ThUS$

Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Product Sales	26,748	12,460

Foreign	Ajay Europe S.A.R.L.	Associate	France	Product Sales	27,743	22,150

Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	-	628

Foreign	Ajay North America LLC.	Associate	United States	Product Sales	47,501	35,502

Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Product Sales	8,234	12,384

Foreign	Kowa Company Ltd.	Jointly-controlled entity	Japan	Product Sales	138,818	94,611

Foreign	NU3 B.V.	Associate	The Netherlands	Product Sales	15,708	12,921

Foreign	NU3 B.V.	Associate	The Netherlands	Services Sales	-	102

Foreign	NU3 N.V.	Associate	Belgium	Product Sales	9,993	12,590

Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Product Sales	7,355	1,613

Foreign	SQM Vitas Brasil	Joint venture	Brazil	Product Sales	34,514	-

Foreign	SQM Vitas Perú	Joint venture	Peru	Product Sales	13,608	-

Foreign	Misr Speciality Fertilizers	Associate	Egypt	Product Sales	-	502

77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Product Sales	-	834

77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Services Sales	-	353

78.062.420-5	Minera Saskatchewan Ltda. (PCS )	Other related party	Chile	Services Sales	-	423

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.6	Trade and other accounts receivable from related parties, current

					12.31.2011	12.31.2010
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$

77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Chilean peso	685	106

96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly-controlled entity	Chile	US Dollar	8	8

79.049.778-9	Callegari Agrícola S.A.	Other related party	Chile	Chilean peso	314	6

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	3.899	-

Foreign	Nutrisi Holding N.V.	Associate	Belgium	Euro	-	1.618

Foreign	Ajay Europe S.A.R.L.	Associate	France	US Dollar	4.603	2.043

Foreign	Ajay North America LLC.	Associate	United states	US Dollar	7.387	2.666

Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US Dollar	4.587	4.517

Foreign	NU3 B.V.	Associate	The Netherlands	Euro	-	1.083

Foreign	Misr Speciality Fertilizers	Associate	Egypt	US Dollar	199	335

Foreign	Kowa Company Ltd.	Jointly-controlled entity	Japan	US Dollar	44.188	23.134

Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	US Dollar	5.521	656

Foreign	Qingdao SQM-Star Corp	Joint venture	China	US Dollar	71	-

Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US Dollar	27.523	-

Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	US Dollar	17.534	-

Foreign	SQM Vitas Southerm Africa PTY.	Joint venture	South Africa	US Dollar	597	-

Foreign	SQM Coromandel Fertilizers Ltd.	Joint venture	India	US Dollar	23	-

Total					117,139	36,172

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.7	Trade and other accounts payable to related parties, current

Taxpayer ID	Company	Relationship	Country	Currency	12.31.2011 ThUS$	12.31.2010 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	-	73
Foreign	NU3 N.V.	Associate	Belgium	US Dollar	-	270
Foreign	SQM Vitas	Joint venture	United Arab Emirates	Dirham of the United Arab Emirates	873	2,614
Foreign	SQM Coromandel Fertilizers Limited	Joint venture	India	Rupee	-	581
Total					873	3,538

As of December 31, 2011, and December 31, 2010 there are no allowances for doubtful accounts relating to outstanding balances from transactions with related parties.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.8	Board of directors and senior management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2011.

As of December 31, 2011, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046.

During the periods covered by these consolidated financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1 Compensation for 2011

2.1.1 Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net for the period effectively earned by the Company during fiscal year 2011.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for the year effectively earned by the Company during fiscal year 2011.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2011.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2011 amount to ThUS$3,030.
F-57

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

2)	Directors’ Compensation

2.1.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income for the year effectively earned by the Company during fiscal year 2011.

2.2	Compensation for 2010

2.2.1 Directors’ Compensation and Committee

The remuneration of Directors is composed of:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net income for the period effectively earned by the Company during fiscal year 2010.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for the year effectively earned by the Company during fiscal year 2010.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2010.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2010 amount to ThUS$ 2,869.

2.2.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

2.2.2 Directors Committee (continued)

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income for the year effectively earned by the Company during fiscal year 2010.

3)	No guarantees have been constituted in favor of the Directors.

4)	Senior Management remuneration

As of December 31, 2011, the global remuneration paid to the 114 main executives amounts to ThUS$ 22,509 (ThUS$ 21,809 as of December 31, 2010). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s results. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended as of December 31, 2011 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	One of the Company’s Board of Directors is member of the Ultramar Group. During the period ended December 31, 2011, the amount of operations with this Group is approximately ThUS$13,751 (ThUS$ 11,532 as of December 31, 2010).

9)	The Company currently maintains financial operations with BCI Bank (Banco de Crédito e Inversiones). A member of the Company’s Board of Directors also belongs to the Board of Directors of BCI Bank.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments

Financial assets are detailed as follows:

8.1	Types of other financial assets

Types of other financial assets	12.31.2011 ThUS$	12.31.2010 ThUS$

Other current financial assets (1)	129,069	69,818
Derivative instruments (2)	14,455	1,363
Hedging assets, current	25,737	4,997
Total other current financial assets	169,261	76,178

Other non-current financial assets (3)	117	118
Hedging assets, non-current	30,371	92,556
Total other non-current financial assets	30,488	92,674

(1) Relates to time deposits with purchased maturities greater than 90 days.

(2) Relate to forwards and options that were not classified as hedging instruments. (See note 8.3)

(3) Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership interest of 3%.)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.1	Types of other financial assets (continued)

Other financial assets, current

Financial Institution	12.31.2011 ThUS$	12.31.2010 ThUS$
Banco Santander	13,753	-
BBVA	33,528	-
Banco de Crédito e Inversiones	17,739	36,251
Banco de Chile	44,849	10,333
Corpbanca	19,200	18,031
Banco Itau Chile	-	5,203
Total	129,069	69,818

8.2	Trade and other accounts receivable

a)	Trade and other accounts receivable, net:

Description of the type of trade and other accounts receivable, net:	12.31.2011 ThUS$	12.31.2010 ThUS$

Trade accounts receivable	387,607	350,720
Other accounts receivable	24,455	25,225
Trade and other accounts receivable current, net	412,062	375,945
Trade and other accounts receivable non-current, net	1,070	1,102
Other accounts receivable	1,070	1,102

Total	413,132	377,047

b)	Trade and other accounts receivable, gross:

Types of trade and other accounts receivable, gross	12.31.2011 ThUS$	12.31.2010 ThUS$

Trade accounts receivable	404,320	367,545
Other accounts receivable	26,415	27,282

Trade and other accounts receivable current, gross	430,735	394,827

Other accounts receivable	1,070	1,102

Total	431,805	395,929

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2	Trade and other accounts receivable (continued)

c)	Detail of financial assets past due

Financial assets past due are composed of the following: Trade and other accounts receivable as of December 31, 2011 and December 31, 2010.

				Balances as of 12.31.2011
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$

Trade and other accounts receivable	42,483	1,879	6,177	13,616	64,155
Total	42,483	1,879	6,177	13,616	64,155

				Balances as of 12.31.2010
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$

Trade and other accounts receivable	57,804	606	6,976	4,245	69,631
Total	57,804	606	6,976	4,245	69,631

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2 Trade and other accounts receivable (continued)

d)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been exhausted or there are certain doubts as to the recovery of trade and other accounts receivable.

Financial assets	12.31.2011 ThUS$	12.31.2010 ThUS$
Trade and other accounts receivable	(18,673)	(18,882)
Balance	(18,673)	(18,882)

Reconciliation of variations in the allowance for doubtful accounts of trade and other accounts receivable.

	12.31.2011 ThUS$	12.31.2010 ThUS$

Opening balance	18,882	17,083
Bad debt expense	3,758	2,028
Write-offs	(3,288)	(118)
Exchange difference	(679)	(111)

Total	18,673	18,882

e)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2	Trade and other accounts receivable (continued)

The policy of the Company is to request a collateral (such as letters of credit and guarantee clauses or other), and/ or to have insurance for certain accounts as the management deems suitable. Renegotiated debts are not significant and are limited to accounts receivable in Chile.

Trade receivables	12.31.2011 ThUS$	12.31.2010 ThUS$

Gross trade receivable	431,805	395,929
Overdue which are not considered to be impaired	(64,155)	(69,631)
Allowance for doubtful accounts	(18,673)	(18,882)

Receivables that are neither overdue or considered impaired in value	348,977	307,416

8.3	Assets and Liabilities Coverage

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF. As of December 31, 2011 the nominal value of flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 405,486 as of December 31, 2010 such contracts amounted to ThUS$ 410,618.

	Derivative instruments (CCS)	Effect on profit or loss for the period, derivative Instruments	Hedging reserve in other comprehensive income (equity)	Deferred income tax hedging reserve in equity	Hedging reserve in other comprehensive income (equity)
Hedging assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2011	56,109	(39,719)	(12,184)	2,104	(10,080)

December 31, 2010	97,553	46,936	(11,093)	1,886	(9,207)

Liability Coverage	Derivate instruments (IP) ThUS$	Effect on profit or loss for the period, derivative Instruments ThUS$	Hedging reserve in other comprehensive income (equity) ThUS$	Deferred income tax hedging reserve in equity	Hedging reserve in other comprehensive income (equity) ThUS$
December 31, 2011	355	(205)	(150)	-	(150)

December 31, 2010	-	-	-	-	-

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.3	Assets and Liabilities Coverage (continued)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of December 31, 2011 at December 31, 2010.

Derivative contract maturities are detailed as follows:

Series	Contract Amount ThUS$	Currency	Expiration Date
C	76,972	UF	12.01.2026
G	33,673	Chilean peso	01.05.2014
H	146,360	UF	01.05.2013
I	56,041	UF	04.01.2014
J	92,440	Chilean peso	04.01.2014

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

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.3	Assets and Liabilities Coverage (continued)

(a)	Fair value hedges

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

8.4	Financial liabilities

As of December 31, 2011, and December 31, 2010, financial liabilities are detailed as follows:

Types of interest-bearing loans	12.31.2011 ThUS$	12.31.2010 ThUS$

Current interest-bearing loans

Bank loans (a)	141,436	150,958
Derivative instruments (8.6)	2,174	18,353
Current hedging liabilities	269	-
Unsecured obligations (b)	17,129	18,244
Total	161,008	187,555

Non-current interest-bearing loans

Bank loans (c)	329,150	140,000
Unsecured obligations (d)	907,877	950,188
Total	1,237,027	1,090,188

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

a)	Current bank loans:

As of December 31, 2011 and December 31, 2010, current bank loans are detailed as follows:

	Debtor			Creditor							12.31.2011 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective Rate	Nominal rate	UP to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.032.000-8	Banco BBVA Chile	United States	USD	Maturity date	0.9975%	0.9975%	20,094	-	20,094
97.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	United States	USD	Maturity date	0.9465%	0.9465%	20,089	-	20,089
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.9500%	2.7189%	-	645	645
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	USD	Maturity date	1.2375%	1.2375%	-	20,114	20,114
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	1.0293%	1.0293%	20,085	-	20,085
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Maturity date	0.7468%	0.75%	-	20,048	20,048
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	USD	Maturity date	2.69%	2.344%	-	140	140
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	United States	USD	Maturity date	1.95%	1.7445%	-	24	24
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	USD	Maturity date	1.93%	1.59%	-	207	207
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	USD	Maturity date	1.51%	1.2325%	-	137	137
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	1.58%	1.58%	-	20,057	20,057
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Maturity date	1.14%	0.70%	-	20,051	20,051
Total										60,268	81,423	141,691
Borrowing costs										-	(255)	(255)
Total										60,268	81,168	141,436

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

	Debtor			Creditor							12.31.2010 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	20,214	-	20,214
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	10,104	-	10,104
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.55%	2.55%	-	625	625
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.64%	0.64%	20,030	-	20,030
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.26%	0.26%	20,000	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	1.00%	0.80%	-	80,055	80,055
Total										70,348	80,680	151,028
Borrowing costs										-	(70)	(70)
Total										70,348	80,610	150,958

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

b)	Unsecured obligations, current:

Bonds

	Debtor									Periodicity		12.31.2011 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization Payment	Up to 90 days ThUS$	days less than 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A	Chile	Foreign	184	Single	-	US$	6.75%	6.13%	Bi-annually	At maturity	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	Foreign	184	Single	-	US$	5.94%	5.50%	Bi-annually	At maturity	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.59%	4.00%	Bi-annually	Bi-annually	-	6,754	6,754
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	7.10%	7.00%	Bi-annually	At maturity	1,354	-	1,354
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.01%	4.90%	Bi-annually	Bi-annually	4,045	-	4.045
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	6.22%	3.00%	Bi-annually	At maturity	-	477	477
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.81%	5.50%	Bi-annually	At maturity	-	1,351	1,351
				Total								5,399	13,826	19,225
				Bond issue cost								(276)	(1.820)	(2,096)
				Total								5,123	12,006	17,129

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows expected in Cross Currency Swap Agreements.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

	Debtor									Periodicity		12.31.2010 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.69%	6.13%	Bi-annually	At maturity	-	2,591	2,591
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.93%	5.50%	Bi-annually	At maturity	-	2,682	2,682
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.56%	4.00%	Bi-annually	Bi-annually	-	7,237	7,237
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.29%	4.90%	Bi-annually	Bi-annually	4,319	-	4,319
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	7.53%	7.00%	Bi-annually	At maturity	1,502	-	1,502
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.36%	3.00%	Bi-annually	At maturity	-	512	512
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	6.64%	5.50%	Bi-annually	At maturity	-	1,508	1,508
				Total								5,821	14,530	20,351
				Bond issue cost								(270)	(1,837)	(2,107)
				Total								5,551	12,693	18,244

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of December 31, 2011 and December 31, 2010 are detailed as follows:

Non-current interest-bearing bank loans

	Debtor			Creditor						12.31.2011 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.95%	2.72%	140,000	-	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Caimán) Ltd.	Cayman Islands	USD	At maturity	1.93%	1.59%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	USD	At maturity	2.69%	2.34%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development	Cayman Islands	USD	At maturity	1.95%	1.74%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	USD	At maturity	1.51%	1.23%	-	50,000	-	50,000
Total										190,000	140,000	-	330,000
Borrowing costs										(104)	(746)	-	(850)
Total										189,896	139,254	-	329,150

	Debtor			Creditor						12.31.2010 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal Rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.55%	2.55%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2011 and December 31, 2010 is detailed as follows:

	Debtor									Periodicity		12.31.2011 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Serie	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	200,000,000	US$	6.75%	6.13%	Bi-annually	At maturity	-	200,000	-	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		Single	250,000,000	US$	5.94%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,100,000	UF	6.59%	4.00%	Bi-annually	Bi-annually	12,881	12,881	64,408	90,170
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.01%	4.90%	Bi-annually	Bi-annually	-	-	171,753	171,753
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	7.10%	7.00%	Bi-annually	At maturity	40,446	-	-	40,446
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	6.22%	3.00%	Bi-annually	At maturity	64,408	-	-	64,408
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	5.81%	5.50%	Bi-annually	At maturity	100,152	-	-	100,152
				Total								217,887	212.881	486.161	916,929
				Bond issue costs								(1,263)	(951)	(6,838)	(9,052)
				Total								216,624	211,930	479,323	907,877

	Debtor									Periodicity		12.31.2010 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93,007,000-9	SQM S,A	Chile	Foreign		single	200,000,000	US$	6.69%	6.13%	Bi-annually	At maturity	-	-	200,000	200,000
93,007,000-9	SQM S,A,	Chile	Foreign		single	250,000,000	US$	5.93%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93,007,000-9	SQM S,A	Chile	Chile	446	C	2,325,000	UF	6.56%	4.00%	Bi-annually	Bi-annually	13,755	13,755	75,654	103,164
93,007,000-9	SQM S,A	Chile	Chile	564	H	4,000,000	UF	6.29%	4.90%	Bi-annually	Bi-annually	-	-	183,402	183,402
93,007,000-9	SQM S,A	Chile	Chile	563	G	21,000,000,000	Ch$	7.53%	7.00%	Bi-annually	At maturity	-	44,877	-	44,877
93,007,000-9	SQM S,A	Chile	Chile	563	I	1,500,000	UF	5.36%	3.00%	Bi-annually	At maturity	-	68,776	-	68,776
93,007,000-9	SQM S,A	Chile	Chile	563	J	52,000,000,000	Ch$	6.64%	5.50%	Bi-annually	At maturity		111,124	-	111,124
				Total								13,755	238,532	709,056	961,343
				Bond issue costs								(682)	(2,670)	(7,803)	(11,155)
				Total								13,073	235,862	701,253	950,188

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

e)	Additional Information

Bonds

As of December 31, 2011 and December 31, 2010, ThUS$17,129, ThUS$18,244, respectively are presented at short-term related to principal, current portion plus interest accrued at that date, not including borrowing costs and bonds issuance costs , In the long-term, non-current, the Company presented ThUS$907,877 as of December 31, 2011, ThUS$950,188 as of December 31, 2010 related to principal installments of Series C bonds, unique Series bonds, Series G bonds, Series H bonds, Series J bonds, Series I bonds and single series second issuance bonds.

As of December 31, 2011 and December 31, 2010 the details of each issuance are as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4,00%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series C bonds.

	12.31.2011	12.31.2010
Payments made	ThUS$	ThUS$
Principal	6,678	6,298
Interest	4,169	4,175

Single Series bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6,125% under "Rule 144 and regulation S of the U,S, Securities Act of 1933."

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Single Series bonds.

	12.31.2011 ThUS$	12.31.02010 ThUS$
Interest payments	12,250	12,250

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market, Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4,9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series G and H bonds line:

	12.31.2011 ThUS$	12.31.2010 ThUS$
Interest G series	3,094	2,750
Interest H series	8,989	7,763

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market, Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5,5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3,00%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series J and I bonds:

	12.31.2011 ThUS$	12.31.2010 ThUS$
Interest J series	5,665	5,588
Interest I series	1,954	1,873

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Single Series bonds (second issuance)

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 maturing in ten years beginning on the aforementioned date with an annual interest rate of 5,5%.

As of December 31, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the second-issuance single series bonds.

	12.31.2011 ThUS$	12.31.2010 ThUS$
Interest payments	13,750	6,875

Promissory notes with middle-term maturities

On April 2, 2009 the Company issued promissory notes in the local market for an amount of Th$ 15,000,000 (ThUS$ 25,770) identified as line 47, Serie 1-B, with a maturity of 10 years. The maximum amount to be issued is UF 1,500,000.

	12.31.2011		12.31.2010
Payments made	ThCh$	ThUS$	ThCh$	ThUS$
Principal, Series 1-B	-	-	15,000,000	29,040

8.5  Trade and other accounts payable

Type of trade and other accounts payable	12.31.2011 ThUS$	12.31.2010 ThUS$

Current trade and other accounts payable

Trade accounts payable	182,552	151,516
Rentals	-	207
Other accounts payable	480	424
Total	183,032	152,147

The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company, The Company has purchase order as of December 31, 2011 which amounts ThUS$ 79,045 (December 31, 2010 ThUS$ 51,347).

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments, measured at fair value, the detail by type of instrument is as follows:

Financial liabilities at fair value	12.31.2011	Effect on profit or loss as of 12.31.2011	12.31.2010	Effect on profit or loss as of 12.31.2010
through profit or loss	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	1,053	(1,053)	15,818	(15,818)
Derivative instruments (options)	1,036	(1,036)	2,535	(2,535)
Derivative instruments (IRS)	355	(120)	-	-
	2,444	(2,209)	18,353	(18,353)

Balances in the column “effect on profit or loss” consider the annual effects of agreements that were in force as of December 31, 2011.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.7	Financial asset and liability categories

Description of financial assets	12.31.2011 ThUS$	12.31.2010 ThUS$
Financial assets at fair value through profits and loss, measure at fair value	14,455	1,363
Financial assets at fair value in other comprehensive income	56,109	97,553
Financial assets at fair value through profits and loss, held for trading	129,069	69,818
Investments held to maturity	117	118
Loans and accounts receivable	413,132	377,047
Total financial assets	612,882	545,899

Description of financial liabilities	12.31.2011 ThUS$	12.31.2010 ThUS$
Financial liabilities at fair value through profit or loss	2,444	18,353
Financial liabilities measured at amortized cost	1,578,624	1,411,537
Total financial liabilities	1,581,068	1,429,890

8.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande Ltda. maintained a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2011 and December 31, 2010, assets pledged as guarantees are detailed as follows:

Restricted cash	12.31.2011 ThUS$	12.31.2010 ThUS$
Isapre Norte Grande Ltda.	428	514
Total	428	514

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk factors.

Methodologies and assumptions used depend on the risk terms and characteristics of each instrument, and include the following as a summary:

-	Cash equivalents approximate fair value due to the short-term maturities of these instruments.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with an original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market with similar terms.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments (continued)

The Company’s instruments, listed at carrying value and estimated fair value, are detailed as follows:

	12.31.2011		12.31.2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	444,992	444,992	524,652	524,652
Current trade and other accounts receivable	412,062	412,062	375,945	375,945
Other current financial assets:
- Time deposits (L2)	129,069	129,069	69,818	69,818
Total other current financial assets	169,261	169,261	76,178	76,178
Other non-current financial assets:	117	117	118	118
Non-current hedging assets (L2)	30,371	30,371	92,556	92,556
Total other non-current financial assets	30,488	30,488	92,674	92,674
Other current financial liabilities
- Bank loans	141,436	141,436	150,958	150,958
- Unsecured obligations	17,129	17,129	18,244	18,244
Total other current financial Liabilities	161,008	161,008	187,555	187,555
Trade accounts payable	183,032	183,032	152,147	152,147
Other non-current financial liabilities:
- Bank loans	329,150	348,218	140,000	143,174
- Unsecured obligations	907,877	1,074,907	950,188	1,092,026
Total other non-current financial liabilities	1,237,027	1,423,125	1,090,188	1,235,200

Fair value hierarchy

Fair value hierarchies correspond to:

Level 1 (L1): when only quoted (unadjusted) prices have been used in active markets,

Level 2 (L2) :when in a phase in the valuation process variables other than prices quoted in Level 1 have been used which are directly observable in markets,

Level 3 (L3): when in a phase in the valuation process, variables not based on observable market data have been used,

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries

9.1	Disclosures on investments in subsidiaries

a)	Operations acquired in 2011

On April 7, 2011 was formed Sociedad Agrorama S.A. with ownership of the subsidiary Soquimich Comercial S.A. by 99,999% and Sociedad Productora de Insumos Agrícolas Ltda. by 0,001%. This new company will have a paid-in capital amounting to M$100,000 (ThUS$211), its duration will be indefinite and its main business objective will be the commercialization and distribution of fertilizers, pesticides and agricultural products or supplies.

On August 30, 2011, SQM Industrial S.A. made a capital contribution amounting to ThUS$8,000 to its subsidiary SQMC México S.A. de CV.

During the month of September 2011, SQM Industrial S.A. made a capital contribution amounting to ThUS$14,017 to its subsidiary SQMC México S.A. de CV, thereby increasing its share to 99.8739%.

During the month of September 2011, the subsidiary Soquimich European Holding B.V., purchases from its associate Nutrisi Holding N.V., 66.6% of the share it held in the subsidiary Fertilizantes Naturales S.A. for an amount of ThUS$3.179.

On December 12, 2011 the subsidiary Comercial Agrorama Callegari Ltda., changed its company name to “Comercial Agrorama Limitada”.

On December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

During December 2011 the subsidiary Soquimich Europen Holding B.V. sold its 50% interest Nutrisi Holding N.V. for an amount of ThUS$ 5,736.

b)	Operations acquired in 2010

On February 2, 2010, the subsidiary SQM Beijing Commercial Co. Ltd. was formed, to which SQM Industrial S.A. contributed capital of ThUS$100, obtaining an equity interest of 100% in that entity.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2011 of the companies included in the consolidation process is detailed as follows:

12.31.2011
				Assets			Liabilities				Net profit
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	(loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100	722,375	97,049	819,424	650,781	14,734	665,515	271,765	106,473
Proinsa Ltda.	Chile	Chilean Peso	60.58	203	1	204	-	-	-	-	(1)
SQMC Internacional Ltda.	Chile	Chilean Peso	60.6382	268	-	268	-	-	-	-	(4)
SQM Potasio S.A.	Chile	US dollar	99.9974	7,345	763,767	771,112	4	120,134	120,138	-	246,439
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100	206,437	70,859	277,296	244,321	6,237	250,558	42,979	4,302
Isapre Norte Grande Ltda.	Chile	Chilean Peso	100	591	536	1,127	558	158	716	3,654	28
Ajay SQM Chile S.A.	Chile	US dollar	51	25,393	1,584	26,977	9,058	797	9,855	76,536	10,066
Almacenes y Depósitos Ltda.	Chile	Chilean Peso	100	370	49	419	1	-	1	-	(17)
SQM Salar S.A.	Chile	US dollar	100	576,952	861,720	1,438,672	484,131	126,407	610,538	802,246	286,239
SQM Industrial S.A.	Chile	US dollar	100	1,234,168	655,813	1,889,981	1,002,501	64,097	1,066,598	799,461	93,062
Minera Nueva Victoria S.A.	Chile	US dollar	100	53,457	59,171	112,628	1,501	3,026	4,527	3,676	4,069
Exploraciones Mineras S.A.	Chile	US dollar	100	446	31,432	31,878	4,082	-	4,082	-	(207)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean Peso	100	685	72	757	212	436	648	2,099	(23)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	173,957	17,389	191,346	81,660	1,090	82,750	218,667	7,220
Comercial Agrorama Ltda.	Chile	Chilean Peso	42.4468	10,180	1,375	11,555	10,159	105	10,264	10,910	29
Comercial Hydro S.A.	Chile	Chilean Peso	60.6382	7,411	270	7,681	148	93	241	109	334
Agrorama S.A.	Chile	Chilean Peso	60.6377	326	2	328	226	-	226	32	(91)
SQM North América Corp.	United States	US dollar	100	173,102	15,452	188,554	173,460	3,356	176,816	309,682	(19,702)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2011
				Assets			Liabilities				Net profit
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	(loss) ThUS$
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,224	-	5,224	-	-	-	-	(4)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	2,047	302	2,349	6,804	-	6,804	-	271
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	88,800	89,469	3,715	-	3,715	-	40,340
SQM Perú S.A.	Perú	US dollar	100	6,357	109	6,466	6,611	-	6,611	19,189	(759)
SQM Ecuador S.A.	Ecuador	US dollar	100	9,635	89	9,724	9,176	-	9,176	22,512	(83)
SQM Brasil Ltda.	Brazil	US dollar	100	295	59	354	1,050	-	1,050	867	113
SQI Corporation NV.	Antillas Holandesas	US dollar	100	-	17	17	36	-	36	-	6
SQMC Holding Corporation L.L.P.	United States	US dollar	100	2,516	18,615	21,131	614	-	614	-	10,926
SQM Japan Co. Ltd.	Japan	US dollar	100	2,684	284	2,968	558	520	1,078	2,601	518
SQM Europe N.V.	Belgium	US dollar	100	430,603	391	430,994	393,419	-	393,419	941,794	20,135
SQM Italia SRL	Italy	US dollar	100	1,333	-	1,333	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	(1)
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,831	14,376	29,207	14,830	-	14,830	-	(3)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100	67,320	1,252	68,572	47,814	592	48,406	158,065	(1,061)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2011
					Assets			Liabilities			Net profit
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	(loss) ThUS$
SQM investment Corporation N.V.	Dutch Antilles	US dollar	100	64,753	370	65,123	41,236	755	41,991	12,162	1,887
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	195,885	850	196,735	13,543	190,000	203,543	-	1,251
SQM Lithium Specialties LLP	United States	US dollar	100	15,782	3	15,785	1,264	-	1,264	-	(3)
Soquimich SRL Argentina	Argentina	US dollar	100	429	-	429	144	-	144	-	(78)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	477	-	477	1,232	-	1,232	855	(14)
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100	13	-	13	821	94	915	2,623	100
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51	26	1	27	17	-	17	136	-
Soquimich European Holding B.V.	Netherlands	US dollar	100	49,395	103,816	153,211	72,969	-	72,969	-	38,850
SQM Iberian S.A	Spain	US dollar	100	27,230	-5	27,225	25,638	-	25,638	73,496	258
Iodine Minera B.V.	Netherlands	US dollar	100	13,228	-	13,228	7	-	7	3,034	3,100
SQM Africa Pty Ltd.	South Afruca	US dollar	100	62,165	170	62,335	52,657	-	52,657	104,712	7,821
SQM Venezuela S.A.	Venezuela	US dollar	100	5	-	5	328	-	328	-	(157)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	4,349	-	4,349	1,042	-	1,042	4,291	2,372
SQM Agro India Pvt. Ltd.	India	US dollar	100	61	2	63	18	-	18	-	(27)
SQM Beijing Commercial Co. Ltd.	China	US dollar	100	2,127	20	2,147	1,910	-	1,910	5,769	140
Total				4,178,692	2,806,213	6,948,905	3,360,734	532,631	3,893,058	3,893,922	864,114

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2010 of the companies included in the consolidation process is detailed as follows:

12.31.2010
				Assets			Liabilities				Net profit
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	(loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100	652,776	61,542	714,318	610,283	11,599	621,882	134,842	29,622
Proinsa Ltda.	Chile	Chilean peso	60,58	227	1	228	-	-	-	-	-
SQMC Internacional Ltda.	Chile	Chilean peso	60.6382	302	-	302	-	-	-	-	(2)
SQM Potasio S.A.	Chile	US dollar	99.9974	58,331	604,872	663,203	2	172,351	172,353	-	139,838
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100	149,255	60,290	209,545	182,671	4,437	187,108	45,446	10,113
Isapre Norte Grande Ltda.	Chile	Chilean peso	100	570	591	1,161	581	154	735	4,018	20
Ajay SQM Chile S.A.	Chile	US dollar	51	15,299	2,378	17,677	6,833	747	7,580	54,948	2,049
Almacenes y Depósitos Ltda.	Chile	Chilean peso	100	413	52	465	1	-	1	-	(13)
SQM Salar S.A.	Chile	US dollar	100	365,830	658,793	1,024,623	273,758	98,885	372,643	631,151	185,315
Comercial Hydro S.A.	Chile	Chilean peso	60.6382	6,890	329	7,219	40	73	113	185	217
SQM Industrial S.A.	Chile	US dollar	100	1,063,080	596,723	1,659,803	854,130	51,512	905,642	690,541	130,230
Minera Nueva Victoria S.A.	Chile	US dollar	100	73,217	53,754	126,971	445	2,495	2,940	1,578	4,369
Exploraciones Mineras S.A.	Chile	US dollar	100	438	31,380	31,818	3,814	-	3,814	-	(178)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	100	645	93	738	224	367	591	1,897	(3)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	140,678	15,875	156,553	48,195	1,181	49,376	171,181	10,107
Agrorama Callegari Ltda.	Chile	Chilean peso	42.4468	5,024	1,492	6,516	4,998	117	5,115	6,910	(293)
SQM North América Corp.	United States	US dollar	100	109,944	15,448	125,392	90,533	2,644	93,177	226,249	8,143
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,227	-	5,227	-	-	-	-	(5)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	5	290	295	5,022	-	5,022	-	(124)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
				Assets			Liabilities				Net profit
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	(loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	52,607	53,276	3,712	-	3,712	-	13,472
SQM Perú S.A.	Peru	US dollar	100	15,159	483	15,642	15,027	-	15,027	24,536	1,236
SQM Ecuador S.A.	Ecuador	US dollar	100	8,716	71	8,787	8,149	-	8,149	16,808	298
SQM Brasil Ltda.	Brazil	US dollar	100	295	75	370	1,180	-	1,180	771	17
SQI Corporation NV.	Dutch Antilles	US dollar	100	-	10	10	33	-	33	-	-
SQMC Holding Corporation L.L.P.	United States	US dollar	100	1,501	8,498	9,999	619	-	619	-	492
SQM Japan Co. Ltd.	Japan	US dollar	100	1,440	633	2,073	263	436	699	1,855	218
SQM Europe N.V.	Belgium	US dollar	100	358,214	454	358,668	341,425	-	341,425	861,596	7,107
SQM Italia SRL	Italy	US dollar	100	1,377	-	1,377	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,834	14,379	29,213	14,834	-	14,834	-	(1)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100	58,332	1,410	59,742	60,646	-	60,646	130,861	(1,523)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
					Assets			Liabilities			Net
Subsidiaries	Country	Functional currency	% Interest	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Operating Revenues ThUS$	profit (loss) ThUS$
SQM Investment Corporation N.V.	Dutch Antilles	US dollar	100	71,100	551	71,651	49,515	742	50,257	14,255	587
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	88,567	-	88,567	96,627	-	96,627	-	(9,058)
SQM Lithium Specialties LLP	United States	US dollar	100	15,786	3	15,789	1,264	-	1,264	-	(1)
Soquimich SRL Argentina	Argentina	US dollar	100	472	-	472	109	-	109	-	(83)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	339	-	339	1,080	-	1,080	-	(174)
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100	47	-	47	854	195	1,049	2,597	(173)
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51	27	1	28	17	-	17	128	4
Soquimich European Holding B.V.	Netherlands	US dollar	100	68,722	71,384	140,106	94,565	-	94,565	-	12,481
Fertilizantes Naturales S.A.	Spain	US dollar	66.67	16,515	(10)	16,505	15,175	-	15,175	64,748	749
Iodine Minera B.V.	Netherlands	US dollar	100	10,122	-	10,122	1	-	1	1,467	1,175
SQM Africa Pty Ltd.	South Africa	US dollar	100	38,463	147	38,610	36,736	-	36,736	94,111	149
SQM Venezuela S.A.	Venezuela	US dollar	100	80	-	80	402	-	402	-	(161)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	1,466	-	1,466	533	-	533	2,207	120
SQM Agro India Pvt. Ltd.	India	US dollar	100	231	4	235	149	-	149	-	(14)
SQM Beijing Commercial Co. Ltd.	China	US dollar	100	131	42	173	77	-	77	1,462	(4)
Total				3,426,343	2,254,796	5,681,139	2,824,693	347,935	3,172,628	3,186,348	546,318

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method

10.1	Investments in associates accounted for using the equity method

As of December 31, 2011 and December 31, 2010, in accordance with criteria established in Note 2.4 and Note 2.12, investments in associates accounted for using the equity method and investments in joint ventures are detailed as follows:

	Note Nº	12.31.2011 ThUS$	12.31.2010 ThUS$

Investments in associates	10.1 to 10.3	43,057	38,262
Joint ventures	11.0 to 11.4	17,637	24,009

Total		60,694	62,271

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method (continued)

10.2	Assets, liabilities, revenues and expenses of associates

	12.31.2011
					Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	4,428	56	4,484	1,595	-	1,595	8,652	1,335
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	20,697	2,267	22,964	5,846	3	5,849	38,024	2,985
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	70,507	7,583	78,090	40,713	13,039	53,752	67,205	5,160
Foreign	Ajay North America	United States	US dollar	38,982	8,884	47,866	9,876	-	9,876	80,923	23,689
Foreign	Ajay Europe SARL	France	Euro	30,044	2,288	32,332	14,600	-	14,600	59,189	8,384
Foreign	Misr Specialty Fertilizers	Egypy	Egyptian pound	2,651	2,825	5,476	2,582	220	2,802	-	(266)
Foreign	SQM Eastmed Turkey	Turkey	Euro	16	422	438	264	-	264	29	(94)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	7,522	608	8,130	4,227	-	4,227	10,895	175
	Total			174,847	24,933	199,780	79,703	13,262	92,965	264,917	41,368

	12.31.2010
					Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	3,844	3	3,847	1,143	-	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	19,909	2,092	22,001	7,869	-	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	49,013	7,840	56,853	33,229	27	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	449	10,768	11,217	3,228	-	3,228	-	3,056
Foreign	Ajay North America	United States	US dollar	15,585	6,926	22,511	5,168	-	5,168	52,237	4,143
Foreign	Ajay Europe SARL	France	Euro	15,428	2,223	17,651	6,519	-	6,519	41,992	2,212
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	3,013	3,214	6,227	2,980	226	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	34	592	626	247	-	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,307	587	5,894	2,035	-	2,035	11,149	594
	Total			112,582	34,245	146,827	62,418	253	62,671	216,795	20,855

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method (continued)

10.3 Details of investments in associates

The interest of SQM S.A., in its associates is detailed as follows:

Associate Name	Main Activities of Associate	% Interest	Investment 12.31.2011 ThUS$	Investment 12.31.2010 ThUS$
Sales de Magnesio Ltda.	Magnesium salt trader.	50%	1,444	1,352
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and trade of specialty vegetal nutrients in the Middle East.	50%	8,558	7,066
Ajay North America L.L.C	Production and trade of iodine by-products.	49%	14,866	7,251
Doktor Tarsa Tarim Sanayi AS	Distribution and trade of specialty vegetal nutrients in Turkey.	50%	12,169	11,799
Nutrisi Holding N.V.	Holding	50%	-	3,551
Ajay Europe SARL	Production and distribution of iodine and iodine products	50%	3,102	4,076
NU3 B.V.	Production of fertilizers in solid and liquid state.	100%	-	-
NU3 N.V.	Production of fertilizers in solid and liquid state.	50%	-	-
Misr Specialty Fertilizers S.A.E.	Production and trade of liquid fertilizers for Egypt	47.4857%	1,270	1,435
SQM Eastmed Turkey	Production and trade of specialty products	50%	87	189
SQM Thailand Co. Ltd.	Distribution and trade of specialty vegetal nutrients.	40%	1,561	1,543
Total			43,057	38,262

The Company does not have an interest in unrecognized losses in investments in associates.

The Company does not have any associates not accounted for using the equity method.

Note 11 - Joint Ventures

11.1	Policy for accounting for joint ventures in a Parent Company’s separate financial statements

The method for the recognition of joint ventures in which equity interest is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets which correspond to the investor. Profit for the year of the investor will receive the portion which belongs to it in profit or loss of the entity under joint control.

11.2	Disclosures on interest in joint ventures

a)	Operations acquired in 2011

On January 27, 2011 the subsidiary SQM Industrial S.A. made a capital contribution of ThUS$2.500 in Sichuan SQM Migao Chemical Fertilizer Co.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 11 - Joint Ventures (continued)

11.2 Disclosures on interest in joint ventures (continued)

b)	Operations acquired in 2010

On March 4, 2010, SQM Industrial S.A. entered an agreement with Qingdao Star Plant Protection Technology Co. Ltd. by means of which the companies formed a joint venture, SQM Qingdao-Star Co. Ltd. Each party made a capital contribution of ThUS$2,000 for an interest of 50%.

On June 24, 2010 SQM Industrial S.A. made a contribution of ThUS$2,500 in SQM Migao Sichuan.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 11 - Policy and disclosures on interest in Joint Ventures (continued)

11.3 Detail of assets, liabilities and results of investments in joint ventures by company as of 12.31.2011 and 12.31.2010, respectively:

12.31.2011
				Assets			Liabilities
Tax ID	Joint venture	Country	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	18,014	10,576	28,590	8,306	-	8,306	23,818	(23,455)	363
Foreign	Coromandel SQM	India	Indian Rupee	559	1,074	1,633	62	-	62	23	(60)	(37)
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	24,887	8,920	33,807	1,005	-	1,005	25,207	(26,266)	(1,059)
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	1,974	403	2,377	314	-	314	5,065	(5,028)	37
	Total			45,434	20,973	66,407	9,687	-	9,687	54,113	(54,809)	(696)

12.31.2010
				Assets			Liabilities
Tax ID	Joint venture	Country	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 11 - Policy and disclosures on interest in Joint Ventures (continued)

11.4 Amount of net gain (loss) on investments in joint ventures by company is detailed as follows:

Joint Venture	Main Activities of Joint venture	% Interest	Investment 12.31.2011 ThUS$	Investment 12.31.2010 ThUS$
Coromandel SQM	Production and distribution of potassium nitrate	50%	786	432
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	10,142	5,461
SQM Vitas	Production and trade of vegetal and animal specialty and industrial hygiene nutrition goods	50%	5,677	17,102
SQM Quindao-Star Co. Ltda.	Production and distribution of Vegetal Nutrition Solutions NPK solubles	50%	1,032	1,014
Total			17,637	24,009

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and goodwill

12.1 Balances

Balances	12.31.2011	12.31.2010
	ThUS$	ThUS$

Intangible assets other than goodwill	4,316	3,270
Goodwill	38,605	38,388

Total	42,921	41,658

12.2 Disclosures on intangible assets and goodwill

Intangible assets relating to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main types of intangible assets as of December 31, 2011, and December 31, 2010 are detailed as follows:

Description of types of intangible assets	Useful life	12.31.2011 ThUS$
Goodwill	Indefinite	38,605
Water rights	Indefinite	1,542
Rights of way, net	Indefinite	396
Industrial patents, net	Finite	440
IT programs, net	Finite	1,938

Total		42,921

Description of types of intangible assets	Useful life	12.31.2010 ThUS$
Goodwill	Indefinite	38,388
Water rights	Indefinite	1,546
Rights of way, net	Indefinite	396
Industrial patents, net	Finite	501
Trademarks, net	Finite	4
IT programs, net	Finite	823

Total		41,658

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and Goodwill (continued)

12.2 Disclosures on intangible assets and goodwill (continued)

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

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

Amortization is calculated using the straight-line method.

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	Indefinite	Indefinite
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Disclosure on internally-generated assets

The Company has no internally-generated intangible assets.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and Goodwill (continued)

12.2 Disclosures on intangible assets and goodwill (continued)

c)	Movements in identifiable intangible assets as of December 31, 2011

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net ThUS$

Opening balance	38,388	1,546	396	501	4	823	41,658
Additions	217	-	-	-	-	1,812	2,029
Amortization	-	-	-	(61)	(4)	(697)	(762)
Other increases (decreases)	-	(4)	-	-	-	-	(4)

Ending balance	38,605	1,542	396	440	-	1,938	42,921

Movements in identifiable intangible assets as of December 31, 2010

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net ThUS$

Opening balance	38,388	1,549	395	570	-	322	41,224
Additions	-	-	-	-	-	839	839
Amortization	-	-	-	(69)	-	(338)	(407)
Other increases (decreases)	-	(3)	1	-	4	-	2

Ending balance	38,388	1,546	396	501	4	823	41,658

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment

As of December 31, 2011 and December 31, 2010, property, plant and equipment are detailed as follows:

13.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12.31.2011 ThUS$	12.31.2010 ThUS$

Property, plant and equipment, net
Construction-in-progress	297,996	356,551
Land	108,992	107,869
Buildings	146,532	88,320
Plant and equipment	693,792	492,525
IT equipment	3,826	3,897
Fixed installations and accessories	380,033	327,511
Motor vehicles	82,822	48,936
Other property, plant and equipment	41,049	28,364
Total	1,755,042	1,453,973

Property, plant and equipment, gross

Construction-in-progress	297,996	356,551
Land	108,992	107,869
Buildings	291,401	221,715
Plant and equipment	1,515,120	1,184,270
IT equipment	24,013	22,759
Fixed installations and accessories	618,443	531,423
Motor vehicles	199,998	151,544
Other property, plant and equipment	62,938	47,910
Total	3,118,901	2,624,041

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation of buildings	144,869	133,395
Accumulated depreciation plant and equipment	821,328	691,745
Accumulated depreciation of IT equipment	20,187	18,862
Accumulated depreciation of fixed installations and accessories	238,410	203,912
Accumulated depreciation of motor vehicles	117,176	102,608
Accumulated depreciation of other PP&E	21,889	19,546
Total	1,363,859	1,170,068

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2011 and December 31, 2010:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2011	Construction in- progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973
Changes
Additions	474,042	1,251	178	455	277	902	558	-	185	477,848
Divestitures	-	(85)	(1,371)	(64)	-	-	(451)	-	-	(1,971)
Depreciation expense	-	-	(11,477)	(130,230)	(1,644)	(34,607)	(14,902)	-	(3,036)	(195,896)
Increase(decrease) in foreign currency exchange	-	(42)	-	(4)	127	(69)	(23)	-	45	34
Reclassifications	(546,769)	-	69,410	333.622	1,371	86,275	48,717	-	7,374	-
Others Increases / Decreases	14.172	(1)	1,472	(2,512)	(202)	21	(13)	-	8,117	21,054
Total changes	(58,555)	1,123	58,212	201,267	(71)	52,522	33,886	-	12,685	301,069
Ending balance	297,996	108,992	146,532	693,792	3,826	380,033	82,822	-	41,049	1,755,042

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2011 and December 31, 2010, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2010	Construction in- progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546
Changes
Additions	295,357	386	1,021	512	123	41	450	-	126	298,016
Divestitures	-	(26)	(114)	(3,391)	(26)	-	-	-	(116)	(3,673)
Depreciation expense	-	-	(9,226)	(88,640)	(1,537)	(29,342)	(11,837)	-	(3,326)	(143,908)
Increase(decrease) in foreign currency exchange	-	-	2	55	-	14	13	-	2	86
Reclassifications	(315,722)	-	10,385	130,130	1,484	162,905	4,969	-	5,849	-
Others Increases / Decreases	(2,500)	(847)	-	-	-	-	-	-	6,252	2,906
Total changes	(22,865)	(487)	2,068	38,666	44	133,618	(6,405)	-	8,788	153,427
Ending balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions on titles or guarantees for the compliance with obligations which affect property, plant and equipment.

13.4	Additional Information

1)	Leased property, plant and equipment

At December 31, 2011, the company has no assets in leasing. At December 31, 2010 the balance of assets in leasing amounted to ThUS$ 1,373 and corresponded to 2 floors of the Las Americas building in Santiago Centro.

2)	The investment properties at December 31, 2011 and at December 31, 2010 is as follows:

Description of assets	12.31.2011	12.31.2010
	ThUS$	ThUS$

2 floors of the Las Americas Building, net	-	1,373
Total (net)	-	1,373

3)	Interest capitalized in construction-in-progress

Capitalized interest amounted to ThUS$ 22,249 as of December 31, 2011 and ThUS$ 25,947 as of December 31, 2010.

Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of the asset, such as in the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues that inhibit the asset’s maintenance in good conditions for its use.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Leases

14.1	Disclosures on finance leases, lessee

The asset acquired under a finance lease relates to a contract that the Company, has with Inversiones La Esperanza S.A., which began in June 1992 and ends on June 31, 2011, The agreement entered into indicates 230 installments of UF 663,75 each, with an annual interest rate of 8,5%.

The Company held financial leases as a tenant until July 2011, and for this reason there are no quotas or restrictions to report.

The net book value at December 31, 2011 amounted to ThUS$ 0 and at December 31, 2011 to ThUS$ 1,373.

The reconciliation between the total gross investment and the present value is detailed as follows:

		12.31.2011 ThUS$			12.31.2010 ThUS$
Minimum payments to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value
Not exceeding one year	-	-	-	213	(6)	207
Total	-	-	-	213	(6)	207

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits

15.1	Accruals for employee benefits

Types of benefits and expenses by employee	12.31.2011	12.31.2010
	ThUS$	ThUS$
Current
Profit sharing and bonuses	30,074	44,011
Total	30,074	44,011
Non- current
Profit sharing and bonuses	4,083	800
Severance indemnities	28,188	27,208
Pension Plan	1,413	702
Total	33,684	28,710

15.2	Policies on defined benefit plan

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

The Company only has employee benefits for active employees, with the exception of SQM North America, as explained in 15.4 below.

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

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.2	Policies on defined benefit plan (continued)

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

Law No, 19,728 published on May 14, 2001 and effective since October 01, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

15.3	Other long-term benefits

Other long-term benefits relate to employee termination benefits and are recorded at their actuarial value.

Employee termination benefits at actuarial value	12.31.2011	12.31.2010
	ThUS$	ThUS$
Employee termination benefits, Chile	27,574	26,577
Other obligations in foreign companies	614	631
Total other non-current liabilities	28,188	27,208

SQM North America’s pension plan	1,413	702
Total post-employment obligations	1,413	702

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

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits (continued)

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

The methodology followed to determine the accrual for all employees covered by the agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method, This methodology is established in IAS 19 Retirement Benefit Costs.

15.4	Employee post-retirement obligations

Up to 2002, our subsidiary SQM North América, had agreed with its employees, a pension plan where the liability is calculated considering certain assumptions such us the expected future severance indemnities, mortality and turnover, discounting the resulting amounts at present value.

Since 2003, SQM North America, offers its employees, benefits associated to pensions based on system 401-k, which generates no obligations to the Company.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.4	Employee post-retirement obligations, continued

The table below establishes the status of the financing plan and the amounts recognized in the consolidated balance sheet:

	31.12.2011	31.12.2010
	ThUS$	ThUS$
Variation in projected benefit obligation (liability):
Benefit liability at the beginning of year	6,548	6,792
Cost of service	1	1
Interest cost	413	427
Actuarial loss	(46)	(374)
Benefits paid	(297)	(297)
Benefit obligation (liability) at year-end	6,619	6,549

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	5,847	5,082
Contributions by the employer	189	192
Actual return (loss) on plan assets	(533)	869
Benefits paid	(297)	(296)
Fair value of the plan’s assets at year-end	5,206	5,847

Accrued liability pension plan	(1,413)	(702)
Items not yet recognized as net regular pension-related cost elements:
Net actuarial loss at the beginning of year	(2,111)	(3,056)
Amortization during the period	84	155
Net gain or loss during the period	(927)	865
Adjustment made to recognize the minimum pension-related liability	(2,954)	(2,036)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.4	Employee post-retirement obligations, continued

As of December 31, 2011 and December 31, 2010 the net regular pension-related expense was composed of the following elements:

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Costs or benefits of services earned during the period	1	1
Cost of interest in benefit liability	413	427
Actual return in plan’s assets	(532)	(869)
Amortization of loss from prior periods	84	154
Net gain for the period	973	492
Net regular pension-related expense	57	(205)

As of December 31, 2011 and December 31, 2010 distributions of the plan assets (SQM North America) by category are detailed as follows:

	12.31.2011	12.31.2010

Growth securities (US instruments)	67%	59%
International securities (US instruments)	23%	25%
Taxable bonds (US instruments)	8%	14%
Money market funds (US instruments)	2%	2%
	100%	100%

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.5	Employee termination benefits

Severance pays calculated at actuarial value present the movements below:

	12.31.2011 ThUS$	12.31.2010 ThUS$

Initial balance	(27,208)	(28,682)
Cost of current service	(7,871)	(3,583)
Interest cost	(1,106)	(1,889)
Actuarial gains/ losses	(151)	88
Exchange rate difference	2,693	-
Benefits paid	5,455	6,858
Balance as of December 31	(28,188)	(27,208)

The severance pay liability is valued using the actuarial value method, for which purpose the company uses the following actuarial hypotheses:

	12.31.2011	12.31.2010

Mortality table	RV - 2010	RV - 2009
Real annual interest rate	6%	6%
Voluntary resignation turnover rate:
Men	0,9%	0,9%	annual
Women	1,53%	1,53%	annual
Salary increase	3,0%	3,0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Executive compensation plan

The Company counts on a compensation plan for its executives, by means of the granting of payments based on the SQM share price change, paid in cash, and the executives may exercise their rights until the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 46 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share.

The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2011 and December 31, 2010 are the following:

Movement for the period	12.31.2011	12.31.2010
In effect as of January 1	3,370,025	1,150,025
Granted during the fiscal year	-	2,370,000
Exercised during the fiscal year	1,030,025	150,000
In circulation as of December 31	2,340,000	3,370,025
Average contractual life	48 months	60 months

The amounts accrued by the plan, as of December 31, 2011 and December 31, 2010, amount to:

Result effect	12.31.2011 ThUS$	12.31.2010 ThUS$
Amount accrued	11,200	22,782
Total accrued compensation	11,200	22,782

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Equity Disclosures

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s equity is to administer the capital of SQM group as follows:

-	Ensure the regular conduct of operations and business continuity in the long term.
-	Ensure financing of new investments in order to maintain steady growth.
-	Have an adequate capital structure in accordance with the cycles of the economy that have an impact on the business and the nature of the industry.
-	Maximize the value of SQM group in the mid and long term.

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

There have been no changes in the capital management objectives or policy within the years reported in this document.

17.2	Disclosures on preference share capital

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

As of December 31, 2011, December 31, 2010, the Group does not maintain shares in the parent company either directly or through its companies in which it has investments.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Equity Disclosures (continued)

17.2	Disclosures on preference share capital (continued)

Detail of types of capital in preference shares:

Type of capital in preferred shares	12.31.2011		12.31.2010
Description of type of capital in preferred shares	A Serie	B Serie	A Serie	B Serie
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2011 and December 31, 2010, the Company has not placed any new issuances of shares on the market.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Shareholders’ Equity Disclosures (continued)

17.3	Dividend policy

As required by Article 79 of the Chilean Shareholders’ Company Act. unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, the Company must pay dividends according to the policy agreed upon at each annual General Shareholders' Meeting for an amount equivalent to at least 30% of consolidated profit for the year ended December 31 unless the Company records a deficit in retained earnings (losses not absorbed in prior years).

The dividends policy defined by the General Shareholders' Meeting for year 2011 is the following:

-	Distribution and payment in favor of each shareholder of a final dividend that will be equivalent to 50% of profit for the year obtained in 2011.
-	Distribution and payment during 2011, of an interim dividend which is recorded against the aforementioned final dividend. This interim dividend was paid (see below) during the last quarter of 2011, and its amount did not exceed 50% of the retained earnings for distribution obtained during 2011, which are reflected in the Company’s financial statements as of September 30, 2011.
-	The distribution and payment by the Company of the remaining balance of the final dividend related to profit for the year for the 2011 fiscal year in up to two installments, which must be effectively paid and distributed prior to June 30, 2012.
-	An amount equivalent to the remaining 50% of the Company’s profit for the year for 2011 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice to the possible future capitalization of the entirety or a portion of this.
-	The Board of Directors does not consider the payment of any additional or interim dividends.
-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter, Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them, Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

17.4	Interim dividends

On November 22, 2011, it was reported to the Superintendence of Securities and Insurance that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM), in its meeting on November 22 of this year, unanimously agreed to pay and distribute the provisional dividend referred to in SQM’s current “2011 Dividends Policy” which was informed to SQM’s General Annual Ordinary Shareholders Meeting that was held on April 28 of this year. This, for the essential purpose of being able to pay and distribute as of December 19, 2011, a provisional dividend of US$0.73329 per share –and which is approximately equivalent to the total amount of US$193 million and the latter corresponds to 50% of the distributable net income of the fiscal year 2011 that has been accrued at September 30, 2011. The above, is charged against the net income of said fiscal year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 19th, 2011, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 13, 2011.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Shareholders’ Equity Disclosures (continued)

17.4	Interim dividends (continued)

At the Annual Board of Directors meeting held on April 28, 2011, the Directors unanimously agreed to pay a final dividend of US$0.7259 per share in relation to net profit for the year. Notwithstanding the above, US$ 0.41794 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above, In line with this, the balance, amounting to US$ 0.30798 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid.

On November 23, 2010 the Board of the Company agreed to pay interim dividends amounting to ThUS$ 110,000, payable from December 15, 2010.

At a Board of Directors meeting held on April 29, 2010, the Directors unanimously agreed to reduce its distribution of dividends. This means that a final dividend of US$ 0.62131 per share will be paid in relation to net profit for the year. Notwithstanding the above, US$ 0.37994 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above, In line with this, the balance, amounting to US$ 0.24137 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid.

Dividends presented deducted from equity are:

	12.31.2011 ThUS$	12.31.2010 ThUS$

Final dividend	193,050	63,527
Interim dividend	(110,000)	110,000
Dividend accrual	81,325	5,831
Reversal of prior year dividend	(5,831)	-
Dividend prepayment	193,000	-
Total	351,544	179,358

	2011 ThUS$	2010 ThUS$
Dividends attributable to owners of the parent	349,329	178,164
Dividends of non-parent ownerships	2,215	1,194
Total	351,544	179,358

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

Description of types of provisions	12.31.2011 ThUS$	12.31.2010 ThUS$

Other current provisions

Provision for legal complaints (*)	4,571	2,590
Other provisions – see below	12,366	12,424
Total	16,937	15,014

Other non-current provisions

Other provisions	3,000	2,000
Mine closers	3,724	3,500
Other provisions – see below	1,871	-
Other current provisions	8,595	5,500

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose.

This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1. number 2) and other minor litigations.

18.2	Description of other provisions

Description of other provisions	12.31.2011 ThUS$	12.31.2010 ThUS$
Current provisions, other provisions
Provision for tax loss in fiscal litigation	1,441	1,634
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	6,800	5,182
Temporary closer of “El Toco operation”	-	3,264
Multa Brasil	2,500	-
Indemnización Yara Sudafrica	624	-
Retirement plan	-	880
Miscellaneous provisions	1,001	1,464
Total	12,366	12,424
Other long-term provisions
Mine closure	3,724	3,500
Total	3,724	3,500

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.3	Other non-financial liabilities, current

Description of other liabilities	12.31.2011 ThUS$	12.31.2010 ThUS$

Tax withholdings	9,837	5,529
VAT payable	21,087	12,416
Guarantees received	920	1,028
Accrual for dividend	81,325	5,831
Monthly tax provisional payments	11,239	8,171
Deferred income	15,284	14,350
Withholdings from employees and salaries payable	5,554	4,936
Vacation accrual	15,874	14,854
Other current liabilities	841	344
Total	161,961	67,459

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.3	Movements in provisions as of December 31, 2011

Description of items that gave rise to variations	Legal complaints	Dismantling, cost of restoration and rehabilitation	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	4,590	3,500	12,424	20,514
Additional provisions	3,000	224	13,076	16,300
Provision used	(19)	-	(11,080)	(11,099)
Increase (decrease) in foreign currency translation	-	-	(183)	(183)
Total provisions, final balance	7,571	3,724	14,237	25,532

18.4	Movements in provisions as of December 31, 2010

Description of items that gave rise to variations	Legal complaints	Dismantling, cost of restoration and rehabilitation	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	590	3,500	15,852	19,942
Additional provisions	4,000	-	14,301	18,301
Provision used	-	-	(17,803)	(17,803)
Increase (decrease) in foreign currency translation	-	-	74	74
Total provisions, final balance	4,590	3,500	12,424	20,514

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions and other non-financial liabilities

Legal expenses: This provision depends on the pending resolution of a legal lawsuit (incurred mainly in Brazil and U.S.A.).

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

The settlement of the aforementioned amounts is performed on a quarterly basis.

Temporary closure of El Toco operation: During 2010, the Company’s Board of Directors unanimously agreed to approve the temporary closure of the Toco and Pampa Blanca mining sectors. The Company accrued a legal severance indemnity for the employees subject to this closure during 2009 and 2010.

Retirement plan: Corresponds to a benefit agreed upon with employees to retire from the Company. Those employees who invoked the agreed-upon plan signed their consent as of December 31, 2010. The effective retirement date was during 2010, but part of this benefit is pending for 2011.

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”, The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Compañía de Salitre y Yodo Soledad S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	December 1994
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Cesard 1 to 29
	Status	:	Lower court decision in favor of SQM. Appellate court decision pending
	Nominal value	:	ThUS$ 211

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

2.	Plaintiffs	:	JB Comércio de Fertilizantes e Defensivos Agrícolas Ltda. (JB)
	Defendants	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brasil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution
	Nominal value	:	ThUS$1,800

3.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Paz II 1 to 25
	Status	:	First sentence in favor of SQM. Recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 162

4.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Paz III 1 to 25
	Status	:	Lower court decision in favor of SQM. Appellate court decision pending
	Nominal value	:	ThUS$ 204

5.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$ 550

6.	Plaintiffs	:	Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra,
Eduardo Fajardo Beltran and Martina Fajardo Beltran.
	Defendants	:	SQM Salar S.A. and insured parties
	Date	:	November 2009
	Court	:	20th Civil Court in Santiago
	Reason	:	Labor accident
	Status	:	Evidence
	Nominal value	:	ThUS$ 1,880

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

7.	Plaintiff	:	Newland S,A,
	Defendant	:	SQM Industrial S.A.
	Date	:	August 2010
	Court	:	Arbitral Court
	Reason	:	Claim for damages due to alleged breach of obligations
	Status	:	Ruling against SQMI. Complaint appeal pending
	Nominal value	:	ThUS$480

8.	Plaintiffs	:	María Loreto Lorca Morales, Nathan Guerrero Lorca, Maryori Guerrero
Lorca, Abraham Guerrero Lorca, Esteban Guerrero Lorca and María Sol
Osorio Tapia et all
	Defendants	:	Gonzalo Daved Valenzuela, July Zamorano Avendaño, Comercial
Transportes y Servicios Generales July Zamorano Avendaño E.I.R.L.
And in solidum SQM S.A. and insurers
	Date	:	August 2010
	Court	:	2nd Civil Court of Iquique
	Reason	:	Claim for damages resulting from the crash of two trucks in July 2008 near
Pozo Almonte, causing the death of Mr. Alberto Galleguillos Monardes
And Mr. Fernando Guerrero Tapia
	Status	:	First sentence in favor of SQM S.A. Recourse period still open.
	Nominal value	:	ThUS$3,500

9.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Withdrawal conditioned to the outcome pending of the appeal.
	Nominal value	:	Not possible to determine

10.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim.
	Nominal value	:	Not possible to determine

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

11.	Plaintiff	:	Alejandro Tapia Moyano
	Defendant	:	SQM Nitratos S.A.
	Date	:	February 2011
	Court	:	Labour Court of Antofagasta
	Reason	:	Compensation for moral damage for illness allegedly acquired as the results of works performed
	Status	:	Hearing trial
	Nominal value	:	ThUS$200

12.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures.
	Status	:	Claim reply
	Nominal value	:	THUS$175

13.	Plaintiff	:	Nueva Victoria Mining Company Workers Union
	Defendant	:	SQM S.A. y SQM Industrial S.A.
	Date	:	October 2011
	Court	:	Pozo Almonte Labor Court
	Reason	:	Protection of basic rights with compensation action for derived injury to honor, reputation, affections or sentiments, all of the above due to the implementation of an ordinary or extraordinary work day
	Status	:	Pretrial audience
	Nominal value	:	THUS$9,000

14.	Plaintiff	:	Sociedad Industrial Minera Nueva Victoria S.A. Company Union.
	Defendant	:	SQM S.A. and SQM Industrial S.A.
	Date	:	December 2011
	Court	:	Labor Court of Pozo Almonte
	Reason	:	Alleged unpaid overtime
	Status	:	Reply to accusation
	Nominal value	:	ThUS$420

15.	Plaintiff	:	Juan Osvaldo Godoy Barraza
	Defendant	:	Renta Equipos Besalco Limitada and SQM S.A. and its insurers.
	Date	:	February 2012
	Court	:	Labor Court of San Miguel
	Reason	:	Labor accident. Claim for compensationof moral and material damages resulting from the accident that occured on July 25, 2007 and that resulted in the partial handicap of the plaintiff following the tip over of the truck he drove in SQM S.A.'s premises in Pedro de Valdivia.
	Status	:	Pretrial audience
	Nominal value	:	ThUS$640

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

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

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

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

19.2	Restrictions

Bank loans of the Company have similar restrictions to the loans of a similar nature that have been valid at the appropriate times and that amongst others relate to maximum indebtedness and minimum equity. Save for the foregoing. The Company, is not exposed to other restrictions or limits on financial indicators relating to contracts and agreements with creditors.

19.3	Commitment

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 23,951 as of December 31, 2011 (ThUS$ 18,717 as of December 31, 2010).

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2011, the guarantee amounts to ThUS$ 428.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.5	Collateral received from third parties

The main collateral received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$4.467 as of December 31, 2011; as of December 31, 2010 these amounted to ThUS $6,389 which is detailed as follows:

Entity name	12.31.2011 ThUS$	12.31.2010 ThUS$

Llanos y Wammes Soc. Com. Ltda	1,926	2,037
Fertglobal Chile Ltda.	1,541	3,352
Tattersall Agroinsumos S.A.	1,000	1,000

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 19 - Contingencies and restrictions (continued)

19.6 Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

Creditor of the guarantee	Debtor			Pending balances as of the closing date of the financial statements
	Name	Relationship	Type of guarantee	12.31.2011 ThUS$	12.31.2010 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
BNP	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
ING Capital LLC	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	80,055
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,207	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,140	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,024	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,137	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 20 - Revenue

As of December 31, 2011, 2010 and 2009, revenue is detailed as follows:

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$

Sales of goods	2,138,264	1,823,843	1,431,221
Provision of services	7,022	6,570	7,438
Total	2,145,286	1,830,413	1,438,659

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period,

As expressed, earnings per share are detailed as follows:

Earnings per share	12.31.2011 ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$

Earnings attributable to owners of the parent	545,758	382,122	338,297

	12.31.2011 Units	12.31.2010 Units	12.31.2010 Units

Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12.31.2011	12.31.2010	12.31.2009

Basic and diluted earnings per share (US$ per share)	2.0736	1.4519	1.2853

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 22 - Loan costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2011, total interest expenses incurred amount to ThUS$39,335 (ThUS$35,042 as of December 31, 2010 and ThUS$ 30,979 as of December 31, 2009).

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

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12.31.2011	12.31.2010	12.31.2009

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%	7%
Amount of costs for interest capitalized in ThUS$	22,249	25,947	19,231

Note 23 - Effect of variations in the foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss

	12.31.2011 ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(25,307)	(5,807)	(7,577)
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(2,781)	296	1,234
Conversion foreign exchange reserves attributable to the non-controlling entity.	(109)	367	501

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 23 - Effect of variations in the foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences

As of December 31, 2011, December 31, 2010 and December 31, 2009 foreign currency exchange differences are detailed as follows:

Detail	12.31.2011 ThUS$	12.31.2010 ThUS$	12.31.2009 ThUS$
Changes in equity generated through the equity method
Comercial Hydro S.A.	937	937	946
SQMC Internacional Ltda.	23	41	43
Proinsa Ltda.	17	31	32
Agrorama Callegari Ltda.	102	161	66
Isapre Cruz del Norte Ltda.	55	99	37
Almacenes y Depósitos Ltda.	57	90	42
Sales de Magnesio Ltda.	48	132	53
Sociedad de Servicios de Salud S.A.	24	39	15
Agrorama S.A.	(11)	-	-
Doktor Tarsa	(1,964)	-	-
Nutrisi Holding	(42)	-	-
SQM Vitas Fzco	(159)	-	-
Ajay Europe	(176)	-	-
Misr Specialty Ferti	(39)	-	-
SQM Eastmed Turkey	(40)	-	-
Charlee SQM (Thailand) Co. Lta.	(52)	-	-
Coromandel SQM India	(31)	-	-
Total	(1,251)	1,530	1,234

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - The environment

24.1	Disclosures of disbursements related to the environment

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

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.1	Disclosures of disbursements related to the environment (continued)

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment, A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

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

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees, Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants, This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

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

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2011 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$ 19,912 and are detailed as follows:

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment

Accumulated expenses as of December 31, 2011

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental Management (Expense as of December 2011)	Not Classified	Expense	Not Classified	1,868	12/31/2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not Classified	59	1/31/2014
SQM Industrial S.A.	IMNA - Infrastructure consulting for the storeage of dangerous chemicals.	Sustainability: Risk prevention and Environment	Asset	Development	46	6/30/2011
SQM Industrial S.A.	FNWR - EID Discard field in Pampa Blanca	Sustainability: Risk prevention and Environment	Expense	Development	30	12/31/2011
SQM Industrial S.A.	FP55 - FPXA - Zone Mine EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	945	12/31/2012
SQM Industrial S.A.	JNTU - Assessment of waters at San Isidro	Sustainability: Risk prevention and Environment	Asset	Not Classified	556	12/31/2011
SQM Industrial S.A.	JPX9 - Enhanced Ground Granulated DAY-Prilado Coya Sur (Project: Pilot Plant TD and Pilot Testing of Resin)	Sustainability: Investigación y Development	Asset	Investigación	11	6/30/2011
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Risk prevention and Environment	Asset	Not Classified	29	12/1/2011
SQM Industrial S.A.	MP17 - Standardization Water Chlorination ME / CS / PV	Sustainability	Asset	Not Classified	7	6/30/2011
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not Classified	613	12/31/2011
SQM Industrial S.A.	MPIS - Stabilization of streets and sidewalks dust suppression	Sustainability	Asset	Development	736	6/30/2011
SQM Industrial S.A.	MPL5 - Repair sanitary and electrical services	Sustainability	Asset	Development	184	6/30/2011
SQM Industrial S.A.	MPLS - Automation and Alarm Monitoring Station Hospital information	Not Classified	Asset	Not Classified	10	6/30/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQ51 - Terms of Reference Project ME economic measures	Sustainability: Environment and Risk prevention	Expense	Not Classified	2	12/31/2011
SQM Industrial S.A.	PPNK - Management of Ammonia PV plant in Custody	Sustainability: Environment and Risk prevention	Asset	Not Classified	22	12/31/2011
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	785	12/1/2011
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Capacity Expansion	Asset	Development	17	9/1/2012
SQM Industrial S.A.	IQ8G - Improving exchange, offices and facilities	Sustainability	Asset	Not Classified	45	12/31/2011
SQM Industrial S.A.	MQ7P - ME Village sewer lids change	Sustainability	Expense	Not Classified	19	12/31/2011
SQM Industrial S.A.	JQB6 - DAY Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Expansion	Asset	Development	5	4/30/2012
SQM Industrial S.A.	TQ78 - motorized sweepers	Sustainability: Replacement of equipment	Asset	Development	206	12/31/2011
Minera Nueva Victoria S.A.	IPMN - Capacity Expansion Sanitary Iris	Capacity Expansion	Asset	Development	85	6/30/2011
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	199	12/31/2011
SQM Industrial S.A.	PPC1 - Eliminate PCBs in sub park switches 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not Classified	68	12/31/2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Spare	Asset	Not Classified	7	12/31/2011
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not Classified	Asset	Not Classified	3	12/31/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be mad
Minera Nueva Victoria S.A.	IPNW - Improvements Halls C / D / B Iris	Sustainability	Asset	Not Classified	44	8/31/2011
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Capacity Expansion	Asset	Not Classified	1,630	12/31/2012
SIT S.A.	TPLR - Implementation sewage pumping system to sewer	Sustainability: Environment and Risk prevention	Asset	Not Classified	68	6/30/2011
SIT S.A.	TPM7 - Leggings environmental field 3 and 4	Not Classified	Asset - Expense	Not Classified	524	6/30/2011
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	64	12/31/2011
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	1,496	12/31/2011
SIT S.A.	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	3	12/1/2011
SIT S.A.	TQAP - Paving Court No. 3 and No. 4	Capacity Expansion	Expense	Not Classified	4	10/30/2012
SQM Nitratos S.A	IP6W - Treatment Plant Riles	Sustainability: Environment and Risk prevention	Asset	Not Classified	39	6/30/2011
SQM Nitratos S.A	PP0V - Environmental Medium Maintenance Projects ME-PV-NV-PB	Sustainability: Environment and Risk prevention	Asset - Expense	Development	82	6/30/2011
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	534	12/31/2011
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not Classified	127	12/31/2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt	Sustainability: Environment and Risk prevention	Expense	Not Classified	465	12/31/2012

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not Classified	230	12/31/2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	1,740	12/31/2011
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	65	12/31/2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Old South	Sustainability: Natural Resources	Asset	Development	195	12/31/2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not Classified	Asset	Not Classified	962	12/31/2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not Classified	100	12/31/2012
SQM S.A.	IQ52 - New Victoria Environment Office	Not Classified	Asset	Not Classified	29	12/31/2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not Classified	9	12/31/2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not Classified	188	12/31/2012
SQM S.A.	SCI6 - Environmental Studies - Project Region I	Not Classified	Asset	Not Classified	2,376	12/31/2011
SQM S.A.	IQ6M - EID Victoria New South Mine Expansion	Sustainability: Natural Resources	Asset	Not Classified	262	1/31/2012
SQM S.A.	IQ9V - Project Quillagua	Not Classified	Asset	Not Classified	323	12/31/2014
SQM Salar S.A	CPTP - Installing emergency showers drinking water	Sustainability	Asset	Not Classified	26	12/31/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Salar S.A	CPZH - Management of Descartes Filter Presses Hydroxide	Sustainability: Environment and Risk prevention	Expense	Not Classified	39	12/31/2011
SQM Salar S.A	LP5J - Water Recharge Study Salar de Atacama	Sustainability: Environment and Risk prevention	Expense	Research	105	12/31/2011
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Cities of Salt	Sustainability	Expense	Development	761	12/31/2014
SQM Salar S.A	LPTF - Study and Environmental Survey 2010	Sustainability	Expense	Not Classified	370	12/31/2011
SQM Salar S.A	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not Classified	206	12/31/2011
SQM Salar S.A	LQ38 - Field Drying Sludge	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	26	12/31/2011
SQM Salar S.A	CQ8U - New Changing Room CL - HL	Capacity Expansion	Asset	Not Classified	238	12/31/2011
SQM Salar S.A	LQAK - Boards of MOP and SOP waste	Sustainability	Expense	Not Classified	25	12/31/2011
				Total	19,912

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environment Management (Ppto 2011 - Expense to December 2011)	Not Classified	Expense	Not Classified	2,243	12/31/2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not Classified	551	1/31/2014
SQM Industrial S.A.	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	800	12/31/2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not Classified	107	12/1/2011
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not Classified	487	12/31/2011
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	264	12/31/2011
SQM Industrial S.A.	PPC1 - Eliminate PCBs in sub park switches 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not Classified	122	12/31/2012
SQM Industrial S.A.	PPNK - Management of Ammonia PV plant in Custody	Sustainability: Environment and Risk prevention	Asset	Not Classified	178	12/31/2011
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	2,715	12/1/2011
SQM Industrial S.A.	JQ8K - EID 4 Floor Drying Line, Coya Sur (Project: Drying Line 4)	Capacity Expansion	Asset	Development	13	9/1/2012
SQM Industrial S.A.	IQ8G - Improving exchange, offices and facilities	Sustainability	Asset	Not Classified	30	12/31/2011
SQM Industrial S.A.	JQB6 - EID Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Expansion	Asset	Development	50	4/30/2012
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Not Classified	Asset	Not Classified	170	12/30/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not Classified	Asset	Not Classified	297	12/31/2011
SQM Industrial S.A.	MQA8 - Standardization peripheral casinos gas networks (stage 1: Projects)	Not Classified	Asset	Not Classified	150	12/30/2011
SQM Industrial S.A.	MQBM - Archaeological Survey Deploying Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not Classified	56	12/31/2011
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Capacity Expansion	Asset	Not Classified	1.370	12/31/2012
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not Classified	86	12/31/2011
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	204	12/31/2011
SIT S.A.	MQ6Y - Maintenance and repair and exchange office Tocopilla ME	Sustainability: Environment and Risk prevention	Asset	Not Classified	20	12/30/2011
SIT S.A.	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	297	12/1/2011
SQM Nitratos S.A	IQDN - Storage RISES (folder + sill)	Sustainability: Environment and Risk prevention	Asset	Not Classified	40	7/30/2012
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not Classified	96	12/31/2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt	Sustainability: Environment and Risk prevention	Expense	Not Classified	1,276	12/31/2012
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not Classified	1,836	12/31/2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	27	12/31/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

.Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	11	12/31/2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Old South	Sustainability: Natural Resources	Asset	Development	2	12/31/2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not Classified	Asset	Not Classified	783	12/31/2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not Classified	300	12/31/2012
SQM S.A.	IQ52 - New Victoria Office Environment	Not Classified	Asset	Not Classified	1	12/31/2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not Classified	15	12/31/2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not Classified	764	12/31/2012
SQM S.A.	IQ9V - Project Quillagua	Not Classified	Asset - Expense	Not Classified	849	12/31/2014
SQM S.A.	PQB9 - Change of exhaust gas SO2	Sustainability	Asset	Not Classified	178	12/1/2011
SQM Salar S.A	CQ4M - Adjustment Facility Contractors	Sustainability: Environment and Risk prevention	Asset	Not Classified	26	12/31/2012
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Cities of Salt	Sustainability	Expense	Development	822	12/31/2014
SQM Salar S.A	CQ8U - New Changing Room CL - HL	Capacity Expansion	Asset	Not Classified	102	12/31/2011
				Total	17,338

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2010

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Environment Management (2010 Expense)	Not classified	Expense	Not classified	1,270	12-01-2011
SQM Industrial S.A	EPRH – REACH 2010	Support	Expense	Not classified	1,010	12-31-2010
SQM Industrial S.A	MCLX - Cleaning of the saving yards	Cost reduction	Expense	Development	604	10-01-2010
SQM Industrial S.A	ANMI - Infrastructure consulting for the storage of dangerous chemical substances	Support: Risk prevention and the environment	Asset	Development	46	12-01-2010
SQM Industrial S.A	MNH8 - Lightning upgrades	Support	Expense	Development	228	12-01-2010
SQM Industrial S.A	SCCY - Disposal of dangerous residue	Support	Asset - Expense	Development	165	12-01-2010
SQM Industrial S.A	JNTU - San Isidro water evaluation	Support: Risk prevention and the environment	Asset	Not classified	556	12-31-2010
SQM Industrial S.A	JNNX - Nitrate environment various	Support: Risk prevention and the environment	Asset	Not classified	51	12-01-2010
SQM Industrial S.A	MNTE - Industrial hygiene equipment	Support: Risk prevention and the environment	Asset	Development	19	12-01-2010
SQM Industrial S.A	INST - Acquisition of used lubricant rapid disposal bank, NV-ME-PB	Support: Risk prevention and the environment	Expense	Development	46	07-01-2010
SQM Industrial S.A	MP17 - Normalization of consumable water ME/CS/PV	Support	Asset	Not classified	7	12-01-2010
SQM Industrial S.A	MP5W - Normalization TK´s fuel	Support	Asset	Not classified	397	12-01-2010
SQM Industrial S.A	FNWR EID Discard field Pampa Blanca	Support: Risk prevention and the environment	Expense	Development	30	12-01-2010
SQM Industrial S.A	MNYS Actions for the dissemination of cultural heritage, technology change Maria Elena	Support: Risk prevention and the environment	Asset	Not classified	21	12-31-2010
SQM Industrial S.A	FP55-FPXA	Support	Asset	Development	1,106	12-31-2010
SQM Industrial S.A	MP8Z Automation of water volume inlet pipe ME, CS and Vergara	Support	Asset	Development	523	12-01-2010
SQM Industrial S.A	MPL5Repair of sanitary and electric facilities	Support	Asset	Development	184	10-01-2010
SQM Industrial S.A	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	736	10-01-2010
SQM Industrial S.A	PPNK Handling of PV ammonia in Detention of plant	Support: Risk prevention and the environment	Asset	Not classified	22	12-01-2010
SQM Industrial S.A	MPGF Improvement of sealing and pressurization room 031	Support	Asset - Expense	Not classified	48	12-01-2010
SQM Industrial S.A	TPO4 Indigenous camp	Support	Asset	Not classified	88	06-11-2010
SQM Industrial S.A	MPLS Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	10	12-01-2010
Minera Nueva Victoria S.A.	IPNW Extension in sanitary capacity for Iris	Support	Asset	Not classified	44	12-01-2010
Minera Nueva Victoria S.A.	IPMN Extension in sanitary capacity for Iris	Capacity upgrade	Asset	Development	85	12-01-2010
SQM Nitratos S.A	PNH2 Maintenance of Environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	48	06-29-2010

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Nitratos S.A	PP0V - Maintenance of environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	82	12-01-2010
SQM Nitratos S.A	IP6W Treatment plants of “riles”	Support: Risk prevention and the environment	Asset	Not classified	95	12-01-2010
SQM Nitratos S.A	PPAT - Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Expense	Development	157	12-01-2010
SQM Salar S.A	LP5K Environmental evaluation (mop)	Support: Risk prevention and the environment	Asset	Not classified	4	12-01-2010
SQM Salar S.A	LP5J - Water study Water Recharge Atacama Saltpeter deposit	Support: Risk prevention and the environment	Expense	Research	83	12-31-2010
SQM Salar S.A	LNNT Environmental projects Salar Chaxa	Support: Risk prevention and the environment	Expense	Not classified	98	12-01-2010
SQM Salar S.A	LPIL Upgrade SOP plant	Capacity upgrade	Asset	Development	17	12-01-2010
SQM Salar S.A	LPIK Potassium Plant	Capacity upgrade	Asset	Development	19	12-01-2010
SQM Salar S.A	LP82 - Project to foster the agricultural activity in Locations of Salar	Support	Expense	Development	331	12-31-2012
SQM Salar S.A	LPGA Improvement in facilitiesToconao	Capacity upgrade	Asset	Not classified	109	09-30-2010
SQM Salar S.A	LPK2 Cash exchange house	Not classified	Asset	Not classified	102	12-01-2010
SQM Salar S.A	LPN3 New plant MOP	Support	Asset	Investigation	19	12-31-2011
SQM Salar S.A	CPTP - Installation of drinking water emergency showers	Support	Asset	Not classified	14	04-01-2011
SQM Salar S.A	LPTF Environment projects	Support	Expense	Not classified	169	12-31-2010
SQM Salar S.A	LPTJ Sanitary upgrades	Support	Asset	Not classified	95	05-01-2011
SQM Salar S.A	LPPJ - EID SOP upgrade	Capacity upgrade	Asset	Not classified	14	12-31-2011
SIT S.A.	TNLA - Road paving	Support: Risk prevention and the environment	Asset	Development	82	12-01-2010
SIT S.A.	PNOT - Lightning upgrade (train area)	Support	Asset -Expense	Development	369	12-01-2010
SIT S.A.	TPR8 - Elimination of waste water generation through vacuum	Support: Risk prevention and the environment	Asset - Expense	Not classified	54	12-01-2010
SIT S.A.	TPLR - Waste disposal system	Support: Risk prevention and the environment	Asset	Not classified	68	12-01-2010
SIT S.A.	TPM7 - Environment projects	Not classified	Asset - Expense	Not classified	524	06-30-2011
SQM S.A.	SCI6 - Environment studies	Not classified	Expense	Not classified	2,376	10-01-2010

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	AQ0A Llamara & Tamarugal Meadows	Support Natural resources	Asset	Development	5	03,30,2011
SQM S.A.	IPFT - I Region of Chile Cultural heritage	Support: Risk prevention and the environment	Expense	Not classified	111	12,31,2011
SQM S.A.	IPXE- Environmental follow-up plan at Tamarugal Meadows	Support: Risk prevention and the environment	Expense	Not classified	4	12,31,2012
					12,345

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses from December 31, 2010

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Management Environment (Ppto 2011)	Not Classified	Expense	Not Classified	1,771	12/1/2011
SQM SQM Industrial S.A S.A	ACI9 - Enhanced Ground Granulated DAY-Prilado Coya Sur (Project: Study PCl II)	Sustainability: Research and Development	Expense	Research	23	12/31/2011
SQM Industrial S.A	IMNA - Consulting Infrastructure for Alm. of Sust Quim. conditions).	Sustainability: Prev and Environment Risk	Asset	Development	4	6/30/2011
SQM Industrial S.A	MNH8 - Improvements in lighting	Sustainability	Expense	Development	2	6/30/2011
SQM Industrial S.A	MP5W - TK's Fuel Standards	Sustainability	Asset	Not Classified	703	12/31/2011
SQM Industrial S.A	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Prev and Environment Risk	Asset	Not Classified	85	12/31/2011
SQM Industrial S.A	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	204	12/31/2011
SQM Industrial S.A	MP8Z - Automation Control Flow intakes ME, CS and Vergara	Sustainability	Asset	Development	261	12/31/2011
SQM Industrial S.A	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not Classified	171	12/31/2011
SQM Industrial S.A	MPIS - Stabilization of streets and sidewalks dust suppression	Sustainability	Asset	Development	1	6/30/2011
SQM Industrial S.A	PPNK - Management of Ammonia PV plant in Custody	Sustainability: Prev and Environment Risk	Asset	Not Classified	177	12/31/2011
SQM Industrial S.A	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Prev and Environment Risk	Asset - Expense	Not Classified	3,000	7/1/2011
SQM Industrial S.A	IQ5B - Preparation of slab to transfer pumps	Capacity Expansion	Asset expenditure	Not Classified	110	10/10/2011
SQM Industrial S.A	MQ51 - Terms of Reference Project ME economic measures	Sustainability	Expense	Not Classified	10	6/30/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2 Detail of information on disbursements related to the environment (continued)

Future expenses from December 31, 2010, continued

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	FQ39 - Close plain white	Sustainability: Prev and Environment Risk	Asset	Development	500	12/1/2011
Minera Nueva Victoria S.A.	IQ4C - Development Camp (TAS and Osmosis)	Sustainability	Asset - Expense	Not Classified	3,000	12/31/2012
SQM Nitratos S.A	PP0V - Environmental Medium Maintenance Projects ME-PV-NV-PB	Sustainability: Prev and Environment Risk	Asset - Expense	Development	4	6/30/2011
SQM Nitratos S.A	PPAT - Risk Prevention Projects Sem II 2008	Sustainability: Prev and Environment Risk	Expense	Development	1	6/30/2011
SQM Salar S.A	LP5J - Water Recharge Study Salar de Atacama	Sustainability: Prev and Environment Risk	0	Research	29	6/30/2011
SQM Salar S.A	LQ38 - Field Drying Sludge	Sustainability: Prev and Environment Risk	Asset - Expense	Not Classified	154	9/30/2011
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Cities of Salt	Sustainability	Expense	Development	528	12/31/2012
SQM Salar S.A	LPK2 - money exchange enablement	Not Classified	Asset	Not Classified	102	12/31/2011
SQM Salar S.A	CPTP - Installing emergency showers drinking water	Sustainability	Asset	Not Classified	12	4/1/2011
SQM Salar S.A	LPTF - Study and Environmental Survey 2010	Sustainability	Expense	Not Classified	226	12/31/2011
SQM Salar S.A	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not Classified	104	5/1/2011
SQM Salar S.A	LQ33 - Adjustments Salar	Not Classified	Asset - Expense	Not Classified	300	12/31/2011
SIT S.A.	PNOT - Improved lighting FFCC area	Sustainability	Asset expenditure	Development	65	6/30/2011
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Prev and Environment Risk	Asset - Expense	Not Classified	96	12/31/2011
SIT S.A.	TPLR - Implementation sewage pumping system to sewer	Sustainability: Prev and Environment Risk	Asset	Not Classified	10	6/30/2011

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.2 Detail of information on disbursements related to the environment (continued)

Future expenses from December 31, 2010, continued

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SIT S.A.	TPM7 - environmental mail for fields 3 and 4	Not Classified	Asset - Expense	Not Classified	15	6/30/2011
SQM	SCI6 - Environmental Studies - Project Region I	Not Classified	Expense	Not Classified	1	6/30/2011
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	595	3/30/2011
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Prev and Environment Risk	Expense	Not Classified	47	12/31/2011
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Prev and Environment Risk	Expense	Not Classified	139	12/31/2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt	Sustainability: Prev and Environment Risk	Expense	Not Classified	530	12/31/2012
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Prev and Environment Risk	Expense	Not Classified	543	12/31/2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	424	2/28/2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not Classified	Asset	Not Classified	1,649	7/31/2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Old South	Sustainability: Natural Resources	Asset	Development	200	3/31/2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Prev and Environment Risk	Asset	Not Classified	400	12/30/2012
SQM S.A.	IQ52 - NV Office Environment	Sustainability: Prev and Environment Risk	Asset	Not Classified	30	6/30/2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Prev and Environment Risk	Asset	Not Classified	340	12/31/2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Prev and Environment Risk	Asset	Not Classified	20	12/31/2011
					16,586

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed

SQM Industrial S.A.

SQ7X: The purpose of this project is obtaining and recording information on compliments on final products of SQM in the ECHA database to comply with the requirements set forth by the REACH regulation of the European Union. The project is in execution.

ANMI: Compliance silver penny call and legal matters, and specific standards that are required with regards to warehouseing, signs, safety and the main factors related to materials, product and supplies that are handled in the works. In addition, improvement of the warehouse infrastructure will be implemented for the storage of dangerous chemical substances. The project is completed.

FNWR: Preparation and filing of the DIA of the project of discarding field Pampa Blanca. The project is in its closing stage.

FP55 – FPXA: These 2 projects about, final objective which consists in the installation of us see what her sucking system of 87 km from the Mejillones area to the SQM facilities in Pampa Blanca. the projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in execution stage.

JNTU: To perform the environmental assessment of the waters of San Isidro. The project is in its closing stage.

JPX9: This parade because of the final purpose to perform pilot tests of 2 processes to eliminate the perchlorate of a specific product, but the predicted expenses correspond only to the filing of the EID of the improvements to the plant of granulation–prilation Coya Sur. The project is in execution.

MNYS: Preparation and execution of a project of geoglyphs conservation; editing and publishing a book and implementing a diffusion center. Construction of a collections warehouse. All these are compensation measures of the project Technological Change Maria Elena. The project is in execution stage.

MP17: A study and analysis of the current chlorination of water system in María Elena, Coya Sur and Pedro de Valdivia would be performed, in order to subsequently implement and start the operation of a water chlorination system according to the current legislation. The project is finished.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. The project is in execution.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

MPIS: Improve the urban condition of María Elena by placing a stabilization tarmac in the streets applying an anti-dust treatment on the sidewalks. The project is finished.

MPL5: Improvement of part of the water and sewage infrastructure María Elena. The project is complete.

MPLS: Implement e-mail alerts of the concentration of particulate material in the information change in text files about that the base for the implementation of. The project is complete.

MQ51: The purpose of the project is to generate the reference terms for the implementation of the of the resolution set forth in RCA N°0076/2000 that grants the environmental approval of the EID of project María Elena. The project is in its closing stage.

PPNK: Project to ensure the control of the ammonia gas in the crystal plant stoppage. The project is being executed.

PPZU: The necessary actions to normalize and certify certified fuel tanks in the plants in María Elena, Coya Sur and Pedro de Valdivia we be performed. The project is being executed.

JQ8K: This project has the purpose of building a new drying plant in Coya Sur. The projected expenses correspond only to the environmental filing. The project is being executed.

IQ8G: This project contemplates the improvement of restrooms and the expansion of their capacity. In addition to water storage sector would be improved. The project is being executed.

MQ7P: This project will renew the sewerage caps in the town of María Elena, which currently are very old. The project is being executed.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is being executed.

TQ78: This project contemplates the purchase of sweeping trucks with a vacuum system in order to reduce the emissions of particulate material in the port of Tocopilla. The project is being executed.

MPQU: Construction of warehouses for dangerous chemicals in order to comply with the current regulation and decrease the chance of accidents with high potential.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

PPC1: Comply with environmental regulations and production continuity.

MQM8: Perform maintenance to structures and closing monitoring stations in María Elena.

MQAJ: Improve the water and sewerage network in Maria Elena for better operations.

Minera Nueva Victoria S.A.

IPMN: This project contemplates the expression of the sanitary capacity of the Iris camp. The project is being executed.

IPNW: This consists in the rear position of deteriorated sanitary artifacts to improve hygienic conditions. The project is finished.

IQ4C: Supply, construction and assembly of the osmosis and septic pits plant required to enable that Iris camp plant and other. The project is in its closing stage.

SIT S.A.

TPLR: The purpose of the project is to enable the disposal of wastewater into public sewerage system. The project is finished.

TPM7: This project involves purchasing mail that will be installed in fields number 3 and 4 to control dust emissions during dust-combing operations and to protect from definitions by the electric power plant. The project is being closed.

TPR8: This project pretends to increase the generation of industrial waste through the use of vacuum and no-washing technologies, through the implementation of a vacuum system that avoids the use of water and therefore the generation of liquid industrial waste. The project is being executed.

TPYX: To comply with the commitment of decreasing their mission of particulate material made to the city of Tocopilla. The project is being executed.

TQAV: Paving and maintenance of internal roads of the port of Tocopilla, to decrease pollution and to comply with the Supreme Decree related to the saturated zone. The project is being executed.

SQM Nitratos S.A.

IP6W: To design and build mud, water, oil decanting pits and one tank equipped with a pump to reuse water, and metallic tanks for the removal of mud. The project is in its closing stage.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

PP0V: Installation of a container to hold dangerous residues in maintenance and elimination of Likud the industrial water filters in the maintenance workshop María Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca mines. The project is finished.

SQM S.A.

AQ0A: To enable the use of water rights that have been granted in several pits of the Conaf reservation Pampa del Tamarugal and to take them outside of the tamarugo forest and of the reservation, reducing the environmental impact of its exploitation. The project is being executed.

IPFT: The project contemplates the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is being executed.

IPXE: To implement the plan of environment follow-up of Project Pampa Hermosa in Salar de Llamara. The project is being executed.

IPXF: To implement the environment plan follow-up of the project Pampa Hermosa in Pampa del Tamarugal. The project is being executed.

IQ08: The project considers the following words for the water reservoirs in Pampa del Tamarugal and Salar de Llamara: construction and enabling observation and monitoring pits, pumping tests, construction of roads over hard sand terrain and Salar crust. The project is being executed.

IQ0C: This project consists in implementing a program of adding value and area adyacent to route 5, which will enable the development of a self-guided tour of the area called Cantón de Lagunas in the context of the saltpeter history. The project is being executed.

IQ1K: Construction of the observation pits in Sur Viejo to comply with the environmental commitments proposed in the EIS of Pampa Hermosa and to be able to monitor the water reservoir near said pits. The project is being executed.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is being executed.

IQ3S: Improvements in the storage installations of dangerous raw materials in Nueva Victoria. The project is being executed.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

IQ52: This project includes the enabling and expansion of the environment offices in Nueva Victoria. The project is being executed.

IQ53: To perform equity assay to the new location of the Soronal abduction trace Project Pampa Hermosa approved through N° 890/2010. The project is being executed.

IQ54: This corresponds to the implementation of environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is being executed.

SCI6: This project has the purpose of obtaining environmental permits for the project of development in the region of Arica and Parinacota, included all the works related to environmental obligations that enable Operations to execute the construction and operation of the project. The environmental assessment to obtain the corresponding permit would be made to an EIS, that considers the preparation and filing of the document, and that also include activities of specific environmental studies (study of tamarugos in Llamara and Pampa Tamarugal, archeological mitigation measures, environment study of the Loa, hydrogeology studies). The project is in its closing stage.

IQ6M: Preparation and filing of the EID of the Project “Expansion of Mine Nueva Victoria”. The projected expenses only include the environment document filing. The project is being executed.

IQ9V: To support the development of agriculture and tourist industry in the location of Quillagua, in order to enhance the activity through productive measures, technical assistance and marketing. The project is being executed.

SQM Salar S.A.

CPTP: The project considers the change of the current industrial water network, for a drinking water network in order to comply with the current regulation set forth in DS 72. The project is finished.

CPZH: The purpose of the project is to recuperate in a quick and safe manner the cake of LiOH and the waste without dropping it on the floor and avoiding the spelling of nearby sectors, that would generate danger for the operators in the area. The project is being executed.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

LP5J: To perform analysis to define the hydrologic units of the Creek, quantified the recharge of the reservoir using environmental isotopic techniques. The project is being executed.

LP82: To support the development of demonstration lots, provide technical assistance for the improvement of agriculture practices such as watering. The project is being executed.

LPTF: To perform semi-annual reports, given that it is necessary to present improvements and optimizations at environmental control points, and the knowledge on geologic and hydrogeologic variables must be improved near Salar de Atacama. The project is being executed.

LPTJ: The plan considers the acquisition of stand equipment to ensure the operating continuity of the TAS and OR plants, the change in the current control system of TK's regarding the accumulation of drinking water, wastewater, and wastewater elevation chambers. The project is finished.

LQ38: This project has the purpose to comply with the current regulations and with observations raised by the SEREMI of Health. The project is being executed.

CQ8U: To improve the condition and capacity of the exchange rooms in Salar del Carmen. The project is being executed.

LQAK: The project considers the construction of the waste rooms in the MOP and SOP lunchrooms. This, in order to increase the capacity of waste storage. The project is being executed.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - Other current and non-current non-financial assets

As of December 31, 2011, and December 31, 2010, the composition of other current and non-current assets is detailed as follows:

Other non-financial assets, current	12.31.2011	12.31.2010
	ThUS$	ThUS$
Domestic Value Added Tax	46,243	30,795
Foreign Value Added Tax	5,879	4,167
Prepaid mining licenses	1,228	1,281
Prepaid insurance	6,979	4,575
Prepaid leases	33	30
Marine concessions	40	48
Other prepaid expenses	236	86
Other assets	3,154	3,460
Total	63,792	44,442

Other non-financial assets, non-current	12.31.2011	12.31.2010
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	21,395	21,350
Income taxes recoverable	286	651
Guarantee deposits	428	514
Other assets	2,542	1,642
Total	24,651	24,157

(1)	Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost. The Company presents expenses associated with Exploration and Evaluation of Mineral Resources. Of these expenses, those that are under exploitation are included under Inventory and are amortized according to the estimated ore reserves contained, and expenses associated with future reserves are presented under Other non-current assets. Those expenses incurred on properties with low ore grade that are not economically exploitable are directly charged to income. As of December 31, 2011 balances associated with the exploration and assessment of mineral resources is presented under Inventory for ThUS$ 3,699 (ThUS$ 1,723 as of December 31, 2010).

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 25 - Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2011 and December 31, 2010:

Reconciliation	12.31.2011	12.31.2010
	ThUS$	ThUS$
Assets for the exploration and evaluation of mineral resources, net, beginning balance	21,350	26,832
Changes in assets for exploration and assessment of mineral resources:
Additions	3,777	-
Depreciation and amortization	(1,883)	(2,044)
Decrease due to transfers and other charges	(1,849)	(3,438)
Assets for exploration and assessment of mineral resources, net, final balance	21,395	21,350

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Note 26 - Operating segments

26.1	Operating segments

The balance of each item presented in each operating segment is equal to that reported to the maximum authority who makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance. The reported information in each segment is obtained from the consolidated financial statements of the company and, therefore, no consolidation is required between the abovementioned data and that reported in the corresponding operating segments, according to what is set forth in paragraph 28 of IFRS N° 8, “Operating Segments”.

Operating segments relate to the following groups of products that generate revenue and for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1. - Specialty plant nutrients

2. - Iodine and its derivatives

3. - Lithium and its derivatives

4. - Industrial chemicals

5. - Potassium

6. - Other products and services

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of disclosures.

The indicator used by management to performance measurement and resource allocation to each segment, is related to the margin of each segment.

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.2	Statement of income classified by operating segments based on groups of products as of December 31, 2011:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$
Sales	721,696	454,468	183,403	139,508	555,742	90,469	-	2,145,286
Cost of sales	(494,220)	(192,107)	(98,173)	(83,503)	(337,478)	(85,013)	-	(1,290,494)
Gross profit	227,476	262,361	85,230	56,005	218,264	5,456	-	854,792
Other income by function	-	-	-	-	-	-	47,681	47,681
Administrative expenses	-	-	-	-	-	-	(91,760)	(91,760)
Other expenses by function	-	-	-	-	-	-	(63,047)	(63,047)
Other gains	-	-	-	-	-	-	5,787	5,787
Interest income	-	-	-	-	-	-	23,210	23,210
Interest expenses	-	-	-	-	-	-	(39,335)	(39,335)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	21,808	21,808
Foreign currency transactions	-	-	-	-	-	-	(25,307)	(25,307)
Profit (loss) before taxes	227,476	262,361	85,230	56,005	218,264	5,456	(120,963)	733,829
Income tax expense	-	-	-	-	-	-	(179,710)	(179,710)
Net income (loss) from continuing operations	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	545,758
Non-controlling interests	-	-	-	-	-	-	-	8,361
Net income for the year	-	-	-	-	-	-	-	554,119

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.2	Statement of Income classified by operating segments based on groups of products as of December 31, 2010:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$
Sales	603,678	316,253	150,810	149,706	528,151	81,815	-	1,830,413
Cost of sales	(431,735)	(177,425)	(85,596)	(82,489)	(350,092)	(77,073)	-	(1,204,410)
Gross profit	171,943	138,828	65,214	67,217	178,059	4,742	-	626,003
Other income by function	-	-	-	-	-	-	6,545	6,545
Administrative expenses	-	-	-	-	-	-	(78,819)	(78,819)
Other expenses by function	-	-	-	-	-	-	(36,212)	(36,212)
Other gains (losses)	-	-	-	-	-	-	(6,979)	(6,979)
Interest income	-	-	-	-	-	-	12,930	12,930
Interest expenses	-	-	-	-	-	-	(35,042)	(35,042)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	10,681	10,681
Foreign currency transactions	-	-	-	-	-	-	(5,807)	(5,807)
Income (loss) before taxes	171,943	138,828	65,214	67,217	178,059	4,742	(132,703)	493,300
Income tax expense	-	-	-	-	-	-	(106,029)	(106,029)
Net income (loss) from continuing operations	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	382,122
Non-controlling interests	-	-	-	-	-	-	5,149
Profit for the year	-	-	-	-	-	-	-	387,271

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.2	Statement of Income classified by operating segments based on groups of products as of December 31, 2009:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$
Sales	526,953	190,915	117,844	115,385	399,109	88,453	-	1,438,659
Cost of sales	(382,959)	(73,978)	(60,302)	(57,385)	(249,617)	(84,233)	-	(908,474)
Gross profit	143,994	116,937	57,542	58,000	149,492	4,220	-	530,185
Other income by function	-	-	-	-	-	-	17,009	17,009
Administrative expenses	-	-	-	-	-	-	(75,470)	(75,470)
Other expenses by function	-	-	-	-	-	-	(21,847)	(21,847)
Other gains (losses)	-	-	-	-	-	-	(13,705)	(13,705)
Interest income	-	-	-	-	-	-	13,525	13,525
Interest expenses	-	-	-	-	-	-	(30,979)	(30,979)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	4,462	4,462
Foreign currency transactions	-	-	-	-	-	-	(7,577)	(7,577)
Income (loss) before taxes	143,994	116,937	57,542	58,000	149,492	4,220	(114,582)	415,603
Income tax expense	-	-	-	-	-	-	(75,840)	(75,840)
Net income (loss) from continuing operations	143,994	116,937	57,542	58,000	149,492	4,220	(190,422)	339,763
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	143,994	116,937	57,542	58,000	149,492	4,220	(190,422)	339,763
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	338,297
Non-controlling interests	-	-	-	-	-	-	1,466
Profit for the year	-	-	-	-	-	-	-	339,763

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.3 Revenues from ordinary activities from transactions with other Operating Segments of the company at December 31, 2011 are detailed as follows:

Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$
268,628	620,516	136,894	265,298	568,393	365,225	-	2,224,954

26.3 Revenues from ordinary activities from transactions with other Operating Segments of the company at December 31, 2010 are detailed as follows:

Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$
233,064	416,758	91,675	227,567	468,169	225,402	-	1,662,635

26.3 Revenues from ordinary activities from transactions with other Operating Segments of the company at December 31, 2009 are detailed as follows:

Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$
125,924	336,743	62,677	144,184	365,940	275,429	-	1,310,897

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.4	Disbursements of non-monetary assets of the segment as of December 31, 2011:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$
Investments in joint ventures	-	-	-	-	4,909	4,909
Coromandel SQM India	-	-	-	-	409	409
SQM Migao Sichuan	4,500	4,500
Amounts in addition of non-current assets	500,118	-	-	-	-	501,118
- Property, plant and equipment	500,895	-	-	-	-	500,895
- Intangible assets	223	-	-	-	-	223
Total segments	501,118	-	-	-	4,909	506,027

26.4	Disbursements of non-monetary assets of the segment as of December 31, 2010:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$
Investments in joint ventures	-	-	-	-	3,500	3,500
SQM Quindao – Star	-	-	-	-	1,000	1,000
SQM Migao Sichuan	2,500	2,500
Amounts in addition of non-current assets	335,997	-	-	-	-	335,997
- Property, plant and equipment	335,632	-	-	-	-	335,632
- Intangible assets	365	-	-	-	-	365
Total segments	335,997	-	-	-	3,500	339,497

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.5	Information on products and services of external customers

Revenues from operating activities with external customers by group of product and service as of December 31, 2011 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$
Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286

Revenues from operating activities from external customers by group of product and service as of December 31, 2010 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$
Revenue	603,678	316,253	150,810	149,706	528,151	81,815	1,830,413

Revenues from operating activities from external customers by group of product and service as of December 31, 2009 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total\ segments and Corporate Unit ThUS$
Revenue	526,953	190,915	117,844	115,385	399,109	88,453	1,438,659

26.6	Information on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.7	Revenues from operating activities from external customers classified by geographical areas as of December 31, 2011:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$
Revenue	247,510	284,605	837,126	445,048	330,997	2,145,286

26.7	Revenue from external customers, classified by geographical areas as of December 31, 2010:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$
Revenue	216,028	162,967	799,457	363,676	288,285	1,830,413

26.7	Revenue from external customers, classified by geographical areas as of December 31, 2009:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$
Revenue	250,730	169,148	408,682	299,926	310,173	1,438,659

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.8	Non-current assets classified by geographical area as of December 31, 2011:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$
Investments in associates accounted for using the equity method	1,444	-	16,919	14,867	27,464	60,694
Intangible assets other than goodwill	3,877	-	-	439	-	4,316
Goodwill	27,146	86	11,373	-	-	38,605
Property, plant and equipment, net	1,752,991	1,433	389	29	200	1,755,042
Investment property	-	-	-	-	-	-
Other non-current assets	24,413	238	-	-	-	24,651
Total assets	1,809,871	1,757	28,681	15,335	27.664	1,883,308

26.8	Non-current assets classified by geographical area as of December 31, 2010:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$
Investments in associates accounted for using the equity method	1,352	-	19,615	7,251	34,053	62,271
Intangible assets other than goodwill	2,765	-	4	501	-	3,270
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,451,576	1,858	331	40	168	1,453,973
Investment property	1,373	-	-	-	-	1,373
Other non-current assets	112,820	227	-	3,293	373	116,713
Total assets	1,594,033	2,171	31,323	11,809	36,652	1,675,988

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.9	Information on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its income from operating activities. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

26.10	Property, plant and equipment classified by geographical area as of December 31, 2011:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production and Port facilities:
Coya Sur	279,416	-	-	-	-	279,416
María Elena	150,046	-	-	-	-	150,046
Nueva Victoria	242,758	-	-	-	-	242,758
Pampa Blanca	17,998	-	-	-	-	17,998
Pedro de Valdivia	104,662	-	-	-	-	104,662
Salar de Atacama	648,303	-	-	-	-	648,303
Salar del Carmen	210,955	-	-	-	-	210,955
Tocopilla (port premises)	74,629	-	-	-	-	74,629
Sub total Production and Port facilities	1,728,767	-	-	-	-	1,728,767

Corporate facilities:
Santiago	16,752	-	-	-	-	16,752
Antofagasta	5,907	-	-	-	-	5,907
Subtotal corporate facilities	22,659	-	-	-	-	22,659
Subtotal business offices	1,565	1,433	389	29	200	3,616
Total segments	1,752,991	1,433	389	29	200	1,755,042

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating segments (continued)

26.10	Property, plant and equipment classified by geographical area as of December 31, 2010:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production and Port facilities:
Coya Sur	256,570	-	-	-	-	256,570
María Elena	144,233	-	-	-	-	144,233
Nueva Victoria	202,134	-	-	-	-	202,134
Pampa Blanca	20,381	-	-	-	-	20,381
Pedro de Valdivia	84,992	-	-	-	-	84,992
Salar de Atacama	442,281	-	-	-	-	442,281
Salar del Carmen	213,488	-	-	-	-	213,488
Tocopilla (port premises)	63,521	-	-	-	-	63,521
Sub total Production and Port facilities	1,427,600	-	-	-	-	1,427,600
Corporate facilities:
Santiago	14,506	-	-	-	-	14,506
Antofagasta	6,831	-	-	-	-	6,831
Subtotal corporate facilities	21,337	-	-	-	-	21,337
Subtotal business offices	2,639	1,858	331	40	168	5,036
Total segments	1,451,576	1,858	331	40	168	1,453,973

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 26 - Operating Segments (continued)

26.10 Property, plant and equipment classified by geographic area, continued

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2011 and December 31, 2010:

Location	Products:
Pedro de Valdivia	Production of nitrite, sulfate, and iodine
María Elena	Production of nitrite, sulfate, and iodine
Coya Sur	Production of nitrite, sulfate, and iodine
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potasium chloride, Litium chloride and boric acid
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide, production of boron.
Tocopilla	Port facilities

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - Income statement information by function of expenses presented according to the expenses nature

27.1.-  Revenue from ordinary activities

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Products	2,138,264	1,823,843	1,431,221
Services	7,022	6,570	7,438
Total	2,145,286	1,830,413	1,438,659

27.2.-  Cost of sales

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Payroll and employee benefits	162,207	148,333	118,603
Raw material and supplies	572,652	528,362	401,043
Fuel and power	160,174	114,283	106,126
Lease of machinery, equipment and other goods	84,312	57,514	49,120
Contractors	59,989	41,940	48,921
Maintenance services	33,012	23,575	22,380
Freight	46,510	34,408	25,219
Depreciation	163,438	138,263	137,062
Other	8,200	117,732	-
Total	1,290,494	1,204,410	908,474

27.3.-  Other income

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	777	922	921
Compensation received	876	272	60
Penalties charged to suppliers	453	109	288
Taxes recovered	12	26	8
Insurance recovered	395	201	285
Excess in the provision of liabilities with 3rd parties	630	424	670
Excess in bad-debt provision	179	83	41
Sale of fixed assets	2,213	448	248
Sale of materials, spare parts and supplies	959	668	400
Sale of mining concessions	613	872	2,170
Sale of scrap metal	141	68	62
Compensation Minera Esperanza	192	764	10,356
Excess inventory provision	559	-	-
Sale of concession of Minera Sierra Gorda	37,679	-	-
Overestimation of employee post-retirement obligations	-	-	245
Sundry services	84	534	-
Other operating results	1,919	1,154	1,255
Total	47,681	6,545	17.009

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 27 - information of the income statement by expense function, presented according to the nature of expenses ( continued)

27.4.- Management expenses

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Payroll and employee benefits	46,493	38,386	35,399
Other	45,267	40,433	40,071
Total	91,760	78,819	75,470

27.5.- Other expenses, by function

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Impairment Of Doubtful Accounts	3,364	1,246	3,293
VAT And Other Unrecoverable Tax	685	543	612
Fines	204	374	262
Investment Plan Expenses	11,462	13,279	5,737
Donations Rejected As Expense	2,557	2,095	2,431
Adjustment To Fixed Asset Realization Value	-	1,000	2,612
Loss In Bids	2,000	500	3,000
Impairmen of property, plant and equipment	-	-	1,001
Indemnification Paid	72	-	-
Legal Expenses	2,422	2,087	451
Depreciation Of Stopped Assets	32,459	5,677	-
Trial In Brasil	3,500	2,000	-
Provision of exploration expenses	-	4,000	-
Indemnification Of Yara Sudafrica	3,495	-	-
Other Operating Expense	827	3,411	2,448
Total	63,047	36,212	21,847

27.6.- Other gains (losses)

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Retirement plan	880	(100)	(2,500)
Adjustment of Equity Method, prior year	422	23	-
El Toco shut-down provision	3,016	(6,900)	(6,500)
Sale of investment in associates	1,467	-	-
Layoff process costs	-	(1,696)
El Toco closing provision	-	(6,028)
Lack of capital contribution income	-	3,019
Other	2	(2)	-
Total	5,787	(6,979)	(13,705)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income Taxes

As of December 31, 2011 and December 31, 2010, current income taxes recoverable are detailed as follows:

28.1	Current tax accounts receivable

	12.31.2011	12.31.2010
	ThUS$	ThUS$
Net monthly tax provisional payments, Chilean companies actual year	1,758	19,614
Net monthly tax provisional payments, Chilean companies prior year	-	2,158
Monthly tax provisional payments, foreign companies	857	562
Corporate tax credits (1)	394	1,111
Corporate tax absorbed by tax losses (2)	1,756	9,328
Total	4,765	32,773

(1): These credits are available to companies and relate to the corporate tax payment in April of the following year, These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2011 and 2010.

(2): This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.1	Current tax accounts receivable (continued)

Taxpayers are entitled to apply for a refund of this provisional tax payment on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax accounts payable

Taxes payable	12.31.2011	12.31.2010
	ThUS$	ThUS$
Corporate tax and royalty	72,343	5,984
Foreign company income tax	3,068	1,105
Article 21 unique tax	7	24
Total	75,418	7,113

The income tax is determined on the basis of the determination of income tax that applies the tax rate currently in force in Chile 20%.

The provision of royalty is determined by applying the tax rate was determined for the Operational Net income (INO).

The royalty provision is determined by applying the tax rate that was determined to the Operational Net Income (ONI).

In conclusion, both concepts represent the estimated amount the company will have to pay on account of income tax and specific tax on mining.

28.3	Taxable earnings

As of December 31, 2011, December 31, 2010 and December 31, 2009, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
Taxable profits with credit rights (1)	1,053,651	602,536	668,670
Taxable profits without credit rights (1)	150,234	86,920	107,832
Taxable losses	15,069	21,630	99,333
Credit for shareholders	242,143	123,322	136,874

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.3 Taxable earnings (continued)

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

28.4	Income and deferred taxes

Assets and liabilities recognized in the consolidated classified statement of financial position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a)	deductible temporary differences;

(b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c)	the offset of unused credits from prior periods.

(d)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2011 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	114,151
Doubtful accounts impairment	16	-	4,045	-
Vacation accrual	9	-	2,633	-
Production expenses	-	-	-	54,747
Unrealized gains (losses) from sales of products	-	-	97,441	-
Bonds fair value	-	-	2,104	-
Employee termination benefits	-	-	-	3,036
Hedging	-	-	-	16,636
Inventory of products, spare parts and supplies	85	-	7,781	-
Research and development expenses	-	-	-	4,598
Tax losses	-	-	1,046	-
Capitalized interest	-	-	-	17,461
Expenses in assumption of bank loans	-	-	-	1,855
Unaccrued interest	-	-	386	-
Fair value of property, plant and equipment	-	-	1,539	-
Employee benefits	-	-	1,177	-
Royalty deferred income taxes	-	-	-	10,035
Other	194	-	5,773	-
Balance at year-end	304	-	123,925	222,519
Net balance	304	-	-	98,594

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.2	Income tax assets and liabilities as of December 31, 2010 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	88,785
Doubtful accounts impairment	139	-	3,452	-
Vacation accrual	9	-	2,382	-
Production expenses	-	-	-	47,442
Unrealized gains (losses) from sales of products	-	-	49,181	-
Bonds fair value	-	-	1,886	-
Employee termination benefits	-	-	-	2,984
Hedging	-	-	-	20,739
Inventory of products, spare parts and supplies	-	1,050	8,950	-
Research and development expenses	-	-	-	4,215
Tax losses	796	-	2,748	-
Capitalized interest	-	-	-	14,784
Expenses in assumption of bank loans	-	-	-	2,278
Unaccrued interest	-	-	261	-
Fair value of property, plant and equipment	-	-	9,634	-
Employee benefits	-	-	6,052	-
Royalty deferred income taxes	-	-	-	7,462
Other	471	-	3,362	-
Balance at year-end	1,415	1,050	87,908	188,689
Net balance	365	-	-	100,781

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.3	Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2011 and December 31, 2010, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$

Chile	1,046	2,748
Other countries	-	796
Balance at year-end	1,046	3,544

Tax losses as of December 31 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras e Isapre Norte Grande Ltda.

d.4	Unrecognized deferred income tax assets and liabilities

As of December 31, 2011 and December 31, 2010, unrecognized assets and liabilities are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)
Tax losses (NOL’s)	139	251
Doubtful accounts impairment	81	98
Inventory impairment	1,020	704
Pensions plan	(536)	266
Vacation accrual	29	29
Depreciation	(57)	(67)
Other	(19)	(17)
Balance at year-end	657	1,264

Tax losses mainly relate to the United States, which expire in 20 years,

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.5	Movements in deferred tax liabilities

Movements in deferred tax liabilities as of December 31, 2011 and December 31, 2010 are detailed as follows:

	12.31.2011	12.31.2010
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	100,416	52,932
Increase (decrease) in deferred income taxes in statement of income	(3,664)	47,735
Tax Recovery of first category credit absorbed by tax losses	1,756	—
Increase (decrease) in deferred income taxes in equity	(218)	(251)
Balance at year-end	98,290	100,416

d.6	Disclosures on income tax expense (income)

The Company recognizes current and deferred income taxes as income or expenses, and they are included in income, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

d.6	Disclosures on income tax expense (income) (continued)

Current and deferred income tax expenses (income) are detailed as follows

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)	Benefit (expenses)

Current gains tax expense
Current tax expense	(181,424)	(60,863)	(43,613)
Adjustments to current taxes of the previous year	(1,950)	2,552	(4,495)

Current tax expenses, net, total	(183,374)	(58,294)	48,108

Deferred tax expenses
Deferred tax expense (revenue) relating to the creation and reversal of temporary differences	3,664	(47,735)	(27,732)
Deferred tax expenses, net, total	3,664	(47,735)	(27,732)

Income tax expense	(179,710)	(106,029)	(75,840)

Expenses (income) for income taxes for foreign and domestic parties are detailed as follows:

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)	Benefit (expenses)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	(5,231)	(2,208)	(1,499)
Current income tax expense, domestic, net	(178,143)	(56,086)	(46,609)

Total current income tax expense, net	(183,374)	(58,294)	(48,108)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(651)	(646)	(1,075)
Deferred income tax expense, domestic, net	4,315	(47,089)	(26,657)

Deferred income tax expense, net	3,664	(47,735)	(27,732)

Income tax expense	(179,710)	(106,029)	(75,840)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

d.7	Equity interest in taxation attributable to investments recognized according to the equity method:

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

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a) Temporary differences are reversed in a foreseeable future; and

(b) The Company has tax earnings, against which temporary differences can be used.

d.8	Information on the tax effects of other comprehensive income components:

	12.31.2011
Income tax related to components of other
income and expense with a charge or credit to		ThUS$
net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedges	(1,091)	218	(873)
Total	(1,091)	218	(873)

	12.31.2010
Income tax related to components of other
income and expense with a charge or credit to		ThUS$
net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedges	(1,474)	251	(1,223)
Total	(1,474)	251	(1,223)

	12.31.2009
Income tax related to components of other
income and expense with a charge or credit to		ThUS$
net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedges	(112)	19	(93)
Total	(112)	19	(93)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

d.9	Explanation of the relationship between expense (income) for tax purposes and accounting income

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

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	12.31.2011	12.31.2010	12.31.2009
	ThUS$	ThUS$	ThUS$
	Income (loss)	Income (loss)	Income (loss)

Consolidated income before taxes	733,829	493,300	415,603
Income tax rate in force in Chile	20%	17%	17%

Tax expense using the legal rate	(146,766)	(83,861)	(70,653)
Effect of royalty tax expense	(24,487)	(11,115)	(9,364)
Effect of non-taxable income	6,865	2,783	1,305
Tax effect of rates in other jurisdictions	(2,548)	(1,360)	(141)
Tax effect of tax rates supported abroad	(3,173)	(3,996)	-
Effect on the tax rate arising from changes in the tax rate	-	(11,385)	-
Other effects from the reconciliation between carrying amount and the tax expense (income)	(9,601)	2,905	3,013

Tax expense using the effective rate	(179,710)	(106,029)	(75,840)

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.4	Income and deferred taxes (continued)

d.10	Tax periods potentially subject to verification:

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

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

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

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 28 - Income and deferred taxes (continued)

28.5	Amendments to the income tax law and specific tax on mining in Chile

a)	Amendment to Corporate Tax

Law No. 20,455 was published in the Official Gazette of July 31, 2010. Article 1 of this law temporarily increases the Corporate Tax rate set forth in article 20 of the Income Tax Law (ITL), which levies incomes received or accrued within calendar years 2011 and 2012.

In accordance with that temporary increase, the referred-to rate of 17% increases to 20% for income received or accrued within calendar year 2011 (fiscal year 2012); and to 18,5% for income received or accrued within calendar year 2012 (fiscal year 2013).

b)	Amendment to the specific tax on mining

Law No. 20,469 was published in the Official Gazette of October 21, 2010, dealing with the following matters:

a.	Article 64 bis of the Income Tax Law, which establishes a specific tax on the operating income derived from mining activities earned by a foreign mine operator, was replaced;
b.	It included a new article 64 ter, relating to the method to be used to determine the operating taxable income derived from mining activities that, prior to this amendment, were addressed in the replaced article 64 bis;
c.	It amended article 11 ter of Decree Law 600/ 1974; and

d.	It established transitory and optional regulations applicable to investments or companies subject to articles 7, 11 bis and 11 ter of DL 600/ 1974; transitory article 5 of Law 20,026, and companies included in the provisions set forth in transitory article 4, even when they are not the recipients of foreign investments.

SQM Salar S.A. on August 26, 2011 undersigned a contract with the Ministry of Economy, Development and Tourism that grants the fixed regime that is set forth in Article 4-Transitory of Law 20469 of 2010.

SQM Nitratos S.A. on December 22, 2011 undersigned a contract with the Ministry of Economy, Development and Tourism that grants the fixed regime that is set forth in Article 4-Transitory of Law 20469 of 2010.

This contract grants the benefit of fixed regime to SQM Salar S.A. and SQM Nitratos S.A. as of 2013 and for 5 years, to a fixed 5% rate as its Specific Mining Tax.

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts held in foreign currency

Assets held in foreign currency are detailed as follows:

Class of asset	Currency	12/31/2011 ThUS$	12/31/2010 ThUS$
Current assets:
Cash and cash equivalent	BRL	22	22
Cash and cash equivalent	CLP	125,118	332,624
Cash and cash equivalent	CNY	300	104
Cash and cash equivalent	EUR	3,070	6,709
Cash and cash equivalent	GBP	14	5
Cash and cash equivalent	IDR	5	16
Cash and cash equivalent	INR	45	-
Cash and cash equivalent	MXN	29	102
Cash and cash equivalent	PEN	16	13
Cash and cash equivalent	YEN	2,292	1,193
Cash and cash equivalent	ZAR	5,450	1,523
Subtotal Cash and cash equivalent		136,361	342,311
Other financial assets, current	CLP	129,069	69,818
Subtotal other financial assets, current		129,069	69,818
Other non-financial assets, current	ARS	35	42
Other non-financial assets, current	AUD	91	-
Other non-financial assets, current	BRL	4	2
Other non-financial assets, current	CLF	22	21
Other non-financial assets, current	CLP	46,366	30,966
Other non-financial assets, current	CNY	16	23
Other non-financial assets, current	EUR	4,504	4,303
Other non-financial assets, current	INR	17	-
Other non-financial assets, current	MXN	606	552
Other non-financial assets, current	PEN	37	331
Other non-financial assets, current	ZAR	1,443	167
Subtotal other non-financial assets, current		53,141	36,407
Trade debtors and other accounts receivable	ARS	-	5
Trade debtors and other accounts receivable	BRL	41	64
Trade debtors and other accounts receivable	CLF	1,172	1,015
Trade debtors and other accounts receivable	CLP	107,973	114,108
Trade debtors and other accounts receivable	CNY	1,811	48
Trade debtors and other accounts receivable	EUR	60,382	97,193
Trade debtors and other accounts receivable	GBP	488	409
Trade debtors and other accounts receivable	MXN	141	58
Trade debtors and other accounts receivable	PEN	211	2
Trade debtors and other accounts receivable	YEN	-	2
Trade debtors and other accounts receivable	ZAR	16,004	7,292
Subtotal Trade debtors and other accounts receivable		188,223	220,196
Accounts receivable from related entities	AED	379	-
Accounts receivable from related entities	CLP	999	111
Accounts receivable from related entities	EUR	150	2,651
Accounts receivable from related entities	YEN	93	-
Subtotal accounts receivable from related entities		1,621	2,762
Tax asset, current	CLP	590	9,098
Tax asset, current	CNY	-	20
Tax asset, current	EUR	70	140
Tax asset, current	MXN	6	39
Tax asset, current	PEN	239	61
Tax asset, current	YEN	34	16
Tax asset, current	ZAR	-	123
Subtotal Tax asset, current		939	9,497
Total current assets		509,354	680,991

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

Class of asset	Currency	12/31/2011 ThUS$	12/31/2010 ThUS$
Non-current assets:
ther financial assets, non-current	BRL	30	34
Other financial assets, non-current	CLP	20	20
Other financial assets, non-current	EUR	3	3
Other financial assets, non-current	YEN	61	58
Subtotal other financial assets, non-current		114	115
Other non-financial assets, non-current	BRL	238	227
Other non-financial assets, non-current	CLP	477	599
Other non-financial assets, non-current	YEN	-	373
Subtotal other non-financial assets, non-current		715	1,199
Rights receivable, non-current	CLF	362	633
Rights receivable, non-current	CLP	709	469
Subtotal Rights receivable, non-current		1,071	1,102
Investments accounted for using the equity method	AED	24,958	24,168
Investments accounted for using the equity method	CLP	1,444	1,352
Investments accounted for using the equity method	EGP	1,270	1,435
Investments accounted for using the equity method	EUR	8,866	9,560
Investments accounted for using the equity method	INR	785	432
Investments accounted for using the equity method	THB	1,561	1,543
Investments accounted for using the equity method	TRY	12,256	11,988
Subtotal Investments accounted for using the equity method		51,140	50,478
Intangible assets other than goodwill	CLP	42	-
Subtotal Intangible assets other than goodwill		42	-
Property, plant and equipment	CLP	3,264	1,762
Subtotal Property, plant and equipment		3,264	1,762
Total Non-current assets		56,346	54,656
Total assets		565,700	735,647

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

Liabilities maintained in foreign currency are detailed as follows:

		12/31/2011			12/31/2010
Class Of Liability	Currency	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$
Current Liabilities
Other Current Financial Liabilities	CLF	3,769	6,987	10,756	3,577	7,749	11,326
Other Current Financial Liabilities	CLP	1,354	451	1,805	814	1,508	2,322
Subtotal Other Current Financial Liabilities		5,123	7,438	12,561	4,391	9,257	13,648
Trade Accounts Payable And Other Accounts Payable	ARS	3	-	3	1	-	1
Trade Accounts Payable And Other Accounts Payable	BRL	320	-	320	341	-	341
Trade Accounts Payable And Other Accounts Payable	CHF	221	-	221	-	-	-
Trade Accounts Payable And Other Accounts Payable	CLP	115,694	236	115,930	85,403	-	85,403
Trade Accounts Payable And Other Accounts Payable	CNY	1,821	-	1,821	57	-	57
Trade Accounts Payable And Other Accounts Payable	EUR	12,265	181	12,446	22,356	1,535	23,891
Trade Accounts Payable And Other Accounts Payable	GBP	24	-	24	40	-	40
Trade Accounts Payable And Other Accounts Payable	INR	1	-	1	1	-	1
Trade Accounts Payable And Other Accounts Payable	MXN	426	-	426	1,020	140	1,160
Trade Accounts Payable And Other Accounts Payable	PEN	31	-	31	43	-	43
Trade Accounts Payable And Other Accounts Payable	YEN	124	-	124	-	-	-
Trade Accounts Payable And Other Accounts Payable	ZAR	2,831	108	2,939	1,280	1,062	2,342
Subtotal Trade Accounts Payable And Other Accounts Payable		133,761	525	134,286	110,542	2,737	113,279
Accounts Payable To Related Entities	EUR	-	-	-	-	997	997
Subtotal Accounts Payable To Related Entities		-	-	-	-	997	997
Other Short-Term Provisions	ARS	62	-	62	-	-	-
Other Short-Term Provisions	BRL	-	1,459	1,459	-	1,634	1,634
Other Short-Term Provisions	CLP	29	-	29	20	-	20
Other Short-Term Provisions	EUR	140	-	140	323	-	323
Other Short-Term Provisions	MXN	-	250	250	-	-	-
Subtotal Other Short-Term Provisions		231	1,709	1,940	343	1,634	1,977
Current Tax Liabilities	CLP	-	2,129	2,129	-	-	-
Current Tax Liabilities	CNY	49	-	49	-	-	-
Current Tax Liabilities	EUR	-	2,011	2,011	-	335	335
Current Tax Liabilities	MXN	140	-	140	-	-	-
Current Tax Liabilities	YEN	-	386	386	-	-	-
Current Tax Liabilities	ZAR	-	109	109	-	-	-
Subtotal Current Tax Liabilities		189	4,635	4,824	-	335	335
Current Provisions Related To Employee Benefits	CLP	6,915	22,807	29,722	34,211	9,455	43,666
Current Provisions Related To Employee Benefits	MXN	-	334	334	-	292	292
Subtotal Current Provisions Related To Employee Benefits		6,915	23,141	30,056	34,211	9,747	43,958

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

		12,31,2011			12,31,2010
Class Of Liability	Currency	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$	Up To 90 Days Thus$	Over 90 Days Up To One Year Thus$	Total Thus$
Other Non-Financial Current Liabilities	AUD	-	-	-	-	4	4
Other Non-Financial Current Liabilities	BRL	12	44	56	12	-	12
Other Non-Financial Current Liabilities	CLP	7,464	36,006	43,470	6,299	12,557	18,856
Other Non-Financial Current Liabilities	CNY	12	-	12	18	-	18
Other Non-Financial Current Liabilities	EUR	631	-	631	29	84	113
Other Non-Financial Current Liabilities	MXN	1,331	53	1,384	710	54	764
Other Non-Financial Current Liabilities	PEN	118	-	118	79	-	79
Subtotal Other Non-Financial Current Liabilities		9,568	36,103	45,671	7,147	12,699	19,846
Total Current Liabilities		155,787	73,551	229,338	156,634	37,406	194,040

Notes to the consolidated Financial Statements as of December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

		12,31,2011				12,31,2010
Class of liability	Currency	over one year up to 3 years ThUS$	over 3 years up to 5 years ThUS$	over 5 years ThUS$	Total ThUS$	over one year up to 3 years ThUS$	over 3 years up to 5 years ThUS$	over 5 years ThUS$	Total ThUS$
Liabilities, Non-Current
Other Financial Liabilities, Non-Current	CLF	76,853	12,881	232,131	321,865	-	66,081	284,056	350,137
Other Financial Liabilities, Non-Current	CLP	139,770	-	-	139,770	-	154,485	-	154,485
Subtotal Other Financial Liabilities, Non-Current		216,623	12,881	232,131	461,635	-	220,566	284,056	504,622
Deferred Tax Liability	CLP	57	-	56	113	56	-	36	92
Deferred Tax Liability	MXN	590	-	-	590	-	-	-	-
Subtotal Deferred Tax Liability		647	-	56	703	56	-	36	92
Noncurrent Provisions Related To Employee Benefits	CLP	-	-	27,573	27,573	-	-	26,578	26,578
Noncurrent Provisions Related To Employee Benefits	MXN	-	-	520	520	-	-	195	195
Noncurrent Provisions Related To Employee Benefits	YEN	-	-	94	94	-	-	436	436
Subtotal Noncurrent Provisions Related To Employee Benefits		-	-	28,187	28,187	-	-	27,209	27,209
Total Liabilities, Non-Current		217,270	12,881	260,374	490,525	56	220,566	311,301	531,923

Note 30 - Events after the reporting period

30.1 Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2011 were approved and authorized for issuance by the Board of Directors at their meeting held on April 27, 2012.

30.2 Disclosures of subsequent events

Management is not aware of any other significant events that occurred between December 31, 2011 and the date of issuance of these consolidated financial statements that may significantly affect them.

30.3 Detail of dividends declared after the reporting date

As of the closing date of these financial statements, there are no dividends declared after the reporting date.

