Form 20-F
period 2012-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2013-04-22
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_______________________________

For the transition period from   _____________to__________

Commission file number 33-65728

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

CHILE

(Jurisdiction of incorporation or organization)

El Trovador 4285, 6th Floor, Santiago, Chile +56 2 425-2000

(Address of principal executive offices)

Mark Fones +56 2 2425-2485 mark.fones@sqm.com El Trovador 4285, 6th Floor, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

☐ Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ YES  ☒  NO

TABLE OF CONTENTS

		Page

PRESENTATION OF INFORMATION		ii
GLOSSARY		ii
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		iv

PART I		2

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON THE COMPANY	15
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	57
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	79
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	91
ITEM 8.	FINANCIAL INFORMATION	93
ITEM 9.	THE OFFER AND LISTING	96
ITEM 10.	ADDITIONAL INFORMATION	98
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	112
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	113

PART II		117

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	117
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	117
ITEM 15.	CONTROLS AND PROCEDURES	117
ITEM 16.	RESERVED	118
ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT	118
ITEM 16.B	CODE OF ETHICS	118
ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	119
ITEM 16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	119
ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS.	119
ITEM 16.F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.	119
ITEM 16.G	CORPORATE GOVERNANCE.	120
ITEM 16.H	MINE SAFETY AND DISCLOSURE.	120

PART III		119

ITEM 17.	FINANCIAL STATEMENTS	121
ITEM 18.	FINANCIAL STATEMENTS	121
ITEM 19.	EXHIBITS	121
SIGNATURES		122

CONSOLIDATED FINANCIAL STATEMENTS		123

EXHIBIT 1.1

EXHIBIT 8.1

EXHIBIT 12.1

EXHIBIT 12.2

EXHIBIT 13.1

EXHIBIT 13.2

i

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to "we", "us", "Company" or "SQM" are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to "$," "US$," "U.S. dollars," “USD” and "dollars" are to United States dollars, references to "pesos," “CLP” and "Ch$" are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of December 28, 2012, UF 1.00 was equivalent to US$47.75 and Ch$22,851.84.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

Our fiscal year ends on December 31. As December 31 is a public holiday in Chile; certain financial information is reflected as of December 28, 2012.

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

ii

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

“solar salts” A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo- energy.

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

“waste” Rock or mineral which is not economical for metallurgical treatment.

“Weighted Average Age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2012 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2012.

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

iv

•	trends affecting the prices and volumes of the products we sell;
•	level of reserves, quality of the ore and brines, and production levels and yields;
•	our capital investment program and development of new products;
•	the future impact of competition; and
•	regulatory changes.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company,Item 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations; and
•	additional factors discussed below under Item 3. Key Information—Risk Factors

v

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3.A.   Selected Financial Data

The following table presents selected financial data as of December 31, 2012 and the previous four years. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

Since January 1, 2010, the Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

The Company’s consolidated financial information as of and for the year ended December 31, 2009, was restated in accordance with IFRS.

	As of and for the year ended December 31,
(in millions of U.S. dollars)(1)	2012	2011	2010	2009
Statement of income:
Revenues	2,429.2	2,145.3	1,830.4	1,438.7
Cost of sales	(1,400.6)	(1,290.5)	(1,204.4)	(908.5)
Gross profit	1,028.6	854.8	626.0	530.2

Other income	12.7	47.7	6.5	17.0
Administrative expenses	(106.4)	(91.8)	(78.8)	(75.5)
Other expenses	(34.6)	(63.0)	(36.2)	(21.8)
Other gains (losses)	0.7	5.8	(7.0)	(13.7)
Finance income	29.1	23.2	12.9	13.5
Finance expenses	(54.1)	(39.3)	(35.0)	(31.0)
Equity income of associates and joint ventures accounted for using the equity method	24.4	21.8	10.7	4.5
Foreign currency exchange differences	(26.8)	(25.3)	(5.8)	(7.6)
Income before income tax expense	873.5	733.8	493.3	415.6

Income tax expense	(216.1)	(179.7)	(106.0)	(75.8)

Profit for the year	657.4	554.1	387.3	339.8
Profit attributable to:
Controlling interests	649.2	545.8	382.1	338.3
Non-controlling interests	8.2	8.4	5.1	1.5

	As of and for the year ended December 31,
(in millions of U.S. dollars)(1)	2012	2011	2010	2009
Profit for the year	657.4	554.1	387.3	339.8

Basic earnings per share(2)	2.47	2.07	1.45	1.29
Basic earnings per ADS(2)(3)	2.47	2.07	1.45	1.29
Dividends per share(4)(5)(6)	1.25	1.04	0.66	1.24
Dividends per ADS(5)(6)	1.25	1.04	0.66	1.24
Weighted average shares outstanding (000s)(2)	263,197	263,197	263,197	263,197

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2) There are no authoritative pronouncements related to the calculation of earnings per share in accordance with IFRS. The Company has not conducted any type of operation which would give rise to a potential dilutive effect on its earnings per share. The total number of outstanding shares is the same as the weighted average shares outstanding.

(3) The Series A ADSs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADSs changed from 10:1 to 1:1 on March 28, 2008. The calculation of earnings per ADS is based on the ratio of 1:1.

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2012, 2011, 2010, and 2009.

(5) Dividends may only be paid from net income as determined in accordance with IFRS; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8. Dividend Policy — Dividends.

(6) Dividend amount paid per calendar year to shareholders of the Company.

	As of and for the year ended December 31,
(in millions of U.S. dollars)(1)	2012	2011	2010	2009
Balance Sheet Data:
Total assets	4,416.4	3,871.6	3,372.8	3,141.8
Total liabilities	2,229.0	2,007.2	1,702.0	1,677.4
Total equity	2,187.4	1,864.4	1,670.8	1,464.5
Equity attributable to controlling interests	2,132.8	1,812.8	1,622.8	1,418.8
Equity attributable to non-controlling interest	54.7	51.5	48.0	45.7
Capital stock	477.4	477.4	477.4	477.4

EXCHANGE RATES

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) in which we conduct our transactions, and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market comprises banks and other entities authorized by the Chilean Central Bank (Banco Central de Chile). The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal Exchange Market and the Informal Exchange Market are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that these transactions be effected through the Formal Exchange Market.

The Observed Exchange Rate (dólar observado), which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day’s transactions on the Formal Exchange Market. The Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. During the past few years the Chilean Central Bank has intervened to attempt to maintain the Observed Exchange Rate within a certain range only under special circumstances. Although the Chilean Central Bank is not required to purchase or sell U.S. dollars at any specific exchange rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the Informal Exchange Rate can fluctuate above or below the Observed Exchange Rate. In recent years, the variations between the Observed Exchange Rate and the Informal Exchange Rate have not been significant.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate (1)
		Ch$ per US$
Year	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)
2008	431.22	676.75	521.79	636.45
2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.59	479.96

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)
2012
October	471.54	481.98	475.67	480.59
November	476.20	484.48	480.56	480.39
December	474.36	481.28	477.11	479.96
2013
January	470.67	475.47	472.28	471.44
February	470.67	473.60	472.42	472.96
March	471.10	474.82	472.44	472.03

Source: Central Bank of Chile

(1)	Reflects high and low rates on a day-to-day basis, for each period reported.

(2)	The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.

(3)	Based on transactions observed during the last day of the period.

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

During 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) increased significantly during the first nine months of the year. Towards the end of 2008, fertilizer prices generally fell as a result of the global economic and financial slowdown. In 2009, volatility in prices continued to affect commodity markets around the world. Since 2010, prices of potassium-based fertilizers have stabilized after the conclusion of important contract negotiations between major producers and buyers at the end of 2009. However, during the last quarter of 2012, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which has created increased volatility in the price of fertilizers. We cannot assure you that prices and sales volumes will not decline in the future.

Iodine prices have followed an upward trend since late 2003, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During 2012, iodine demand reached record highs, surpassing demand in previous years. We cannot assure you that prices or sales volumes will not decline in the future.

We started production of lithium carbonate from the brines extracted from the Salar de Atacama in October 1996 and started selling lithium carbonate commercially in January 1997. Our entry into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entry to less than US$2,000 per ton in 1997. At the end of 2008, prices were approximately US$6,000 per ton and remained at this level until the fourth quarter of 2009 when prices declined to approximately US$5,000 per ton. As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a drop in lithium prices and sales volumes. In September 2009, we announced a 20% price cut for lithium carbonate and lithium hydroxide as a measure to stimulate demand. As a result, in 2010, we observed demand recovery in the lithium market, which continued in 2011. In 2012, we continued to see strong market growth, driven mostly by an increase in demand related to battery use. We cannot assure you that this positive trend will continue in the future. We cannot assure you that prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers, including SQM, have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices, or in volume demand, of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2012, approximately 46% of our sales were made in emerging market countries: 17% in Central and South America (excluding Chile); 6% to Africa and the Middle East; 11% in Chile; and 12% in Asia and Oceania (excluding Japan). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our sales or operations in those countries.

Our inventory levels may increase because of the global economic slowdown

In general, the global economic slowdown experienced during 2008 and 2009 had an impact on our inventories. Demand decreased during 2009 and, as a result, inventories increased significantly and continue to be high in 2013. Higher inventories carry a financial risk due to increased need for cash to fund working capital. Higher inventory levels could also imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high in 2013, or increase further, in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of the global economic slowdown on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented, such as using credit insurance, letters of credits and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors

Potential new production of iodine and lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have an ambitious capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas, including LNG, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute an important part of our cost of sales, approximately 20% in 2012. In addition, we may not be able to obtain energy at any price if supplies of our sources of energy are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in raw materials and energy prices to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2012, the Chilean peso exchange rate was Ch$479.96 per U.S. dollar, while as of December 31, 2011, the Chilean peso exchange rate was Ch$519.20 per U.S. dollar. As of March 15, 2013, the Observed Exchange Rate was Ch$471.10 per U.S. dollar.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2012, approximately 21% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our financial condition and results of operations.

Our reserves estimates could be subject to significant changes

Our mining reserves estimates are prepared by our own geologists, and were validated in February 2013, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology.  Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235 that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact or are enacting stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations.

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

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of the major earthquake in Chile in February 2010 and other natural disasters worldwide in 2011 and 2012, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage.

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

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 96% of our employees are employed in Chile, of which approximately 67% were represented by 24 labor unions as of December 31, 2012. As in previous years, during 2012, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2012, we had concluded advanced negotiations with 22 labor unions, which represent 96% of our total unionized workers, signing new agreements with each for durations of three years. We are in the process of negotiating collective labor contracts with the two remaining unions. We are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 16,744, known as the Law on Work Related Accidents and Professional Diseases (Ley de Accidentes de Trabajo y Enfermedades Profesionales or the “Labor Accidents Law”), provides that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “SERNAGEOMIN”) or the Labor Board (Dirección del Trabajo or “Labor Board”) or the National Health Service (Servicio Nacional de Salud or “SNA”), inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 16.1 of our Consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

The Chilean labor code (Código del Trabajo or “Labor Code”) has recently established new procedures for labor matters which include oral trials conducted by specialized judges. The majority of these oral trials have found in favor of the employee. These new procedures could increase the probability of adverse judgments in labor lawsuits which could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments subject to different interpretations by companies and respective governmental authorities. These jurisdictions may each have their own tax codes, environmental regulations, labor codes and legal framework, which could complicate efforts to comply with these regulations, which could have, in turn, a material adverse effect on our business, financial condition and results of operations.

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

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía y Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium extraction in the aggregate for all periods. More than halfway through the term of the lease agreement, we have extracted less than half of the total accumulated extraction limit of lithium. However, there can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement.

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

Changes in water rights laws could affect our operating costs

We hold water rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing, under certain conditions, the granting of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual concession fees to maintain water rights we are not exercising. These and potential future changes to the Water Code could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 that Establishes a Specific Tax on Mining Activity (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), establishing a royalty tax to be applied to mining activities developed in Chile.

As a result of the earthquake and tsunami in February 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was permanently maintained at 20% effective for the 2012 calendar year.

We cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. In addition, the Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. We are required to conduct environmental impact studies or statements of any future projects or activities (or significant modifications thereto) that may affect the environment and we are required to obtain an environmental license for certain projects and activities. The environmental assessment service (Servicio de Evaluación Ambiental or “Environmental Assessment Service”) currently evaluates environmental impact studies submitted for its approval, and private citizens, public agencies or local authorities may challenge projects that may adversely affect the environment, either before these projects are executed or once they are already operating, if they fail to comply with applicable regulations. Enforcement remedies available include fines up to approximately US$10 million and temporary or permanent closure of facilities and revocation of the environmental license.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse environmental impacts. We believe we are currently in compliance in all material respects with applicable environmental regulations in Chile. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations. In connection with our current investments at the Salar de Atacama and Nueva Victoria, the success of these investments is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal peoples. The Indigenous Rights Convention established several rights for indigenous individuals and communities. Among other rights, the Indigenous Rights Convention outlines that (i) indigenous groups be notified of and consulted prior to the development of any project on land deemed indigenous (without any veto or approval right) and of any legislative or administrative measure that may affect them directly; and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in alleged indigenous land. The extent of these benefits has not been defined by the Chilean government. The new rights outlined in the Indigenous Rights Convention could affect the development of our investment projects in alleged indigenous lands which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines.  The most recent major earthquake in Chile occurred in February 2010 and caused substantial damage to major areas of the country. Chile also has experienced volcanic activity.  A major earthquake or a volcano eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on our business, financial condition and results of operations.

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

Our share price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

You may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and you may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. Federal or State securities laws.

Our Company is a "sociedad anónima abierta" (open stock corporation) incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADRs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States against them in United States courts.

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

If we issue preemptive rights, United States holders of ADRs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADRs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary's fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADRs would not realize any value from them. In either case, ADR holders' equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a passive foreign investment company, or PFIC, for 2012. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADRs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See Item 10.E. Taxation – United States Tax Considerations.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. If we have paid corporate income tax (the "First Category Tax") on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000.

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corporación de Fomento de la Producción (“Production Development Corporation” or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADRs have traded on the NYSE under the ticker symbol “SQM” since 1993.

Since our inception, in addition to producing nitrates, we have produced iodine, which is also found in the caliche ore deposits in northern Chile.

Between the years 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile. The project involved the construction of a potassium chloride plant, a lithium carbonate plant, a potassium sulfate plant, and a boric acid plant.

To help finance the above projects, we accessed the international capital markets by issuing additional Series B ADRs on the New York Stock Exchange in 1995. In 1999 we issued additional Series A shares, which were also listed on the New York Stock Exchange as ADRs. Effective March 27, 2008, the Company voluntarily delisted its Series A ADR (“SQM-A”) from the New York Stock Exchange. In addition, on April 5, 2013. we filed a Form F-6 in order to issue 100 million additional Series B ADRs on the New York Stock Exchange, to be effective as of April 15, 2013.

During the period from 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization.

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making advantageous acquisitions and divestitures. During this period we acquired Kemira Emirates Fertiliser Company (Kefco) in Dubai and the iodine business of Royal DSM N.V. (DSM). We also sold (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed us to concentrate our efforts on our core products. In 2007, we completed the construction of a new prilling and granulating plant. In 2008, we completed our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant.

From 2010 to 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons. In addition, in 2008 we entered into a joint venture with Migao Corporation (“Migao”) for the construction of a potassium nitrate plant with a production capacity of 40,000 metric tons per year. This facility was completed and began operating in January 2011.

In the second half of 2011, we effected a corporate reorganization whereby our subsidiary Soquimich European Holding B.V. acquired a 66.6% ownership in Fertilizantes Naturales S.A. (later renamed SQM Iberian S.A.) from Nutrisi Holding N.V. Soquimich European Holding B.V. owned a non-controlling 50% stake in Nutrisi Holding N.V. which was divested following this acquisition in December 2011. The effect of these transactions has been that we indirectly control SQM Iberian S.A. through Soquimich European Holding B.V. SQM Iberian S.A. sells and distributes fertilizers, primarily in Spain.

In 2012, SQM Vitas FZ Company, our joint venture with the French Roullier Group, started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and, occasionally, smaller amounts of other chemicals. The Brazilian plant (Candeias Industrial Complex) began operating in March 2012. It has a production capacity of 25,000 metric tons per year, and represented a total investment of US$10 million.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment.

Our capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

Our capital expenditures for the years ended December 31, 2012, 2011 and 2010 were as follows:

(in millions of US dollars)	2012	2011	2010
Capital Expenditures	446.0	501.1	336.0

During 2010, we had total capital expenditures of US$336.0 million, primarily relating to:

•	continued investment in a new potassium nitrate production facility in Coya Sur;

•	investments related to increasing production capacity of potassium-based products at the Salar de Atacama;

•	upgrades of our railroad system to handle expanded production capacity; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2011, had total capital expenditures of US$501.1 million, primarily relating to:

•	increased production capacity of potassium-based products at the Salar de Atacama, with the continued construction and completion of potassium chloride and granulated potassium chloride facilities at the Salar de Atacama;

•	increased capacity and efficiencies at nitrate and iodine facilities;

•	optimization of our rail system; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2012, we had total capital expenditures of US$446.0 million, primarily relating to:

•	projects to increase capacity and efficiencies at nitrate and iodine facilities in the Tarapacá region;

•	continued investments related to increasing production capacity of potassium-based products at the Salar de Atacama, including several projects related to production of finished products; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

We have developed a capital expenditure program for 2013 calling for investments totaling approximately US$500.0 million, excluding possible mergers, acquisitions or similar arrangements. Among other things, the program will focus on:

•	investments related to increasing production of potassium-based products at the Salar de Atacama;

•	continued investments related to increased production capacity and efficiencies at our nitrate and iodine facilities;

•	optimization of our muriate of potassium facility at the Salar de Atacama; and

•	various projects designed to maintain production capacity, increased yields and reduce costs.

We expect substantially all of the approximately US$500.0 million under our current capital expenditure program to be made in Chile. No external financing is required to finance the capital expenditure program for the 2013 period; however, we reserve the right to access capital markets in order to optimize its financial position.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate, iodine and lithium chemicals. We produce specialty plant nutrients, iodine and iodine derivatives, lithium and lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salt). Our products are sold in more than 110 countries through our worldwide distribution network, with 89% of our sales in 2012 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

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

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals; and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in liquid crystal display (“LCD”) screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar thermal energy plants as a means for energy storage.

For the year ended December 31, 2012, we had revenues of US$2,429.2 million, gross profit of US$1,028.6 million and profit attributable to controlling interests of US$649.2 million. Our world wide market capitalization as of December 31, 2012 was approximately US$15.0 billion.

Our Series A and Series B common shares are listed on the Santiago Stock Exchange. Our Series B American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange (the “NYSE”) since 1993. Our ticker symbols on the Santiago Stock Exchange for our Series A and Series B common shares are “SQM-A” and “SQM-B,” respectively, and our ticker symbol on the NYSE for the Series B ADSs is “SQM.”

Specialty Plant Nutrition: We produce four principal types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrition products are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application our products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application), and Allganic™ (organic farming). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chlorine content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The needs of more sophisticated customers are leading the industry to provide solutions rather than individual products. The advantages of our products, plus customized specialty blends that meet specific needs along with agronomic service provided, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrition products are sold at a premium price compared to other commodity fertilizers.

Iodine and its derivatives: We believe that we are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for liquid crystal displays (“LCDs”), antiseptics, biocides and disinfectants in the synthesis of pharmaceuticals, herbicides, electronics, pigments, and dye components.

Lithium and its derivatives: We are the leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals, and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is used primarily as a raw material in the lubricating grease industry and certain cathodes for batteries.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean, and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, and boric acid. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate are used as a thermal storage medium in solar-based electricity generating plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, LCDs, glass and fiberglass. Potassium chloride is used as an additive in oil drilling as well as in the production of carragenine.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce.

We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulphate and potassium chloride.

The following table sets forth the percentage breakdown of our revenues for 2012, 2011 and 2010 according to our product lines:

	2012	2011	2010
Specialty Plant Nutrition	28%	34%	33%
Iodine and Derivatives	24%	21%	17%
Lithium and Derivatives	9%	9%	8%
Potassium	25%	26%	29%
Industrial Chemicals	10%	7%	8%
Other	4%	4%	5%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;
•	increase our production capacity of potassium-related fertilizers from the Salar de Atacama;
•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;
•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages; and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrients business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to, and improve the marketing of, our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets, in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine and its derivatives

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by expanding our production capacity in line with demand growth; (ii) encourage demand growth and develop new iodine derivatives, (iii) participate in iodine recycling projects; and (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively.

Lithium and its derivatives

Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as a principal producer and distributor of lithium carbonate and lithium hydroxide; (ii) encourage demand growth, (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; and (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively.

Potassium

Our strategy in our potassium business is to significantly increase our production capacity of potassium chloride and potassium sulfate. Our distribution strategy is to (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers to our traditional markets; (ii) create flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; and (iii) focus on markets where we have logistical advantages.

Industrial Chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in the industrial nitrates market, (ii) encourage demand growth in different applications, (iii) become a long-term, reliable supplier for the thermal storage industry; and (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively.

New Business Ventures

From time to time we evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future. We are currently exploring concessions for certain metallic minerals. If such minerals are found, we may decide to exploit, sell or enter into a joint venture to extract these resources. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses. We are also exploring the possibility of acquiring controlling interests in companies that have mining properties in our core business areas, and that are in early stages of development.  Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests in companies with mining properties outside of Chile and Latin America, including in other emerging markets.

In addition we are actively conducting exploration operations in various properties we own for copper, gold and other metals deposits and we have already identified several areas in which we are conducting more targeted exploration. Fiel Rosita, a copper-gold deposit located close to the city of Vallenar, is our most advanced prospect. It is located in the same district as other deposits currently being exploited by other companies. We are completing a preliminary economic assessment, expected in 2013, based on which we will decide whether to conduct a pre-feasibility study or to sell part or all of the deposit. We may decide not to move forward with any potential metallic prospects discovered from our exploration operations.

In parallel to our exploration operations, we have entered into memoranda of understanding, option agreements and similar arrangements with third-party mining companies relating to metallic minerals.  In all these agreements, we retain the rights on non-metallic minerals such as nitrate, iodine, potassium, lithium and their respective derivatives

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 46% of global potassium nitrate sales by volume in 2012. This estimate does not include potassium nitrate we produced and sold locally in China, only net imports. During 2012, the potassium nitrate market was stable compared to 2011, despite increases in price. Global sales totaled approximately 0.9 million metric tons in 2012. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	are chlorine-free, which prevents chlorine toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;

•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants; and
•	are more attractive to customers who prefer products of natural origin.

In 2012, our specialty plant nutrients sales were US$675.3 million, representing 28% of our total sales for that year and a 6.4% decrease from US$721.7 million specialty plant nutrients sales in 2011. This increase was a result of higher demand for premium vegetables and fruits, caused by improved economic conditions, which has reinforced the consumption of specialty fertilizers.

Specialty Plant Nutrition: Our Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last 10 years, the compound annual growth rate for vegetable production per capita was 3.0% while the compound annual growth rate for the world population was only 1.5%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1.5% during last 20 years (a pace equal with population growth). However, micro-irrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip-irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. Global microirrigation acreage is estimated at 10 million hectares, which represents approximately 3% of total worldwide irrigated area. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2012, 2011 and 2010.

	2012	2011	2010
Sales Volume (Th. MT)
Sodium nitrate	24.4	22.2	16.8
Potassium nitrate and sodium potassium nitrate	469.3	551.1	534.7
Blended and other specialty plant nutrients(1)	286.5	276.0	263.9
Total Revenues (in US$ millions)	675.3	721.7	603.7

(1)	Includes blended and other specialty plant nutrients. It also includes Yara’s products sold pursuant to our commercial agreement

Specialty Plant Nutrition: Marketing and Customers

In 2012, we sold our specialty plant nutrients in close to 90 countries. During the same year, sales of our specialty plant nutrients were exported to the following regions: 18% to customers in Central and South America (not including Chile), 19% to customers in Chile, 27% to customers in North America, 18% to customers in Europe and 18% to customers in other regions. No single customer represented more than 10% of our specialty plant nutrient sales during 2012, and we estimate that our 10 largest customers accounted in the aggregate for approximately 29% of sales during that period.

Sales Breakdown	2012	2011	2010
Central & South America	18%	14%	14%
North America	27%	24%	25%
Europe	18%	26%	22%
Chile	19%	17%	16%
Others	18%	19%	23%

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

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients products are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price.

Our customers are located in both the northern and southern hemispheres. Consequently, we believe there are no material seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

From time to time we evaluate opportunities to expand in our current core businesses, including our specialty plant nutrients business, or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile. Consistent with our business strategy, we evaluate potential acquisitions, joint ventures and alliances in our core businesses with companies outside of Chile and Latin America, including in emerging markets.

In November 2001, we signed an agreement with Yara. This agreement allows us to make use of Yara’s distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices. Both parties, however, maintain an active control over the marketing of their own products.

In 2005, SQM acquired 100% of the shares of Kefco, which has a urea phosphate plant located in Dubai. Urea phosphate is a specialty plant nutrient that is used primarily in drip irrigation systems. The plant has an annual production capacity of 30,000 metric tons.

In 2005, SQM and Yara formed a joint venture called MISR Specialty Fertilizers, for the production of tailor-made liquid NPK (nitrogen-phosphate-potassium) fertilizers. The plant is located in Egypt and has a production capacity of 80,000 metric tons per year. We sold our stake in this joint venture in 2012.

In May 2008, we signed a commitment letter for a joint venture with Migao for the production and distribution of specialty plant nutrients in China. In 2009, we signed a shareholders agreement in connection with this joint venture. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011. This joint venture will enable us to increase our presence in China, which represents one of the most important and fastest-growing markets for the fertilizer industry.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility required a total investment of approximately US$2.6 million and began operating in January 2012.

In October 2009, SQM S.A. signed an agreement with Qingdao Star Plant Protection Technology Co., Ltd., resulting in the creation of the joint venture SQM Star, for the production, distribution and sale of soluble NPK specialty plant nutrients in China. The agreement, a 50⁄50 joint venture, entailed a total investment of US$2 million for the construction of a new production plant. The plant, located in the city of Jimo, province of Shangdong, is currently operational and has an annual production capacity of 15,000 metric tons.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai are the main focus markets of this joint venture. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture. In September 2010, SQM Vitas implemented a new phosphate line that will allow the production of two of the main water soluble phosphorus products in the world: mono ammonium phosphate and urea phosphate.

In the second half of 2011, we effected a corporate reorganization whereby our subsidiary Soquimich European Holding B.V. acquired a 66.6% ownership in Fertilizantes Naturales S.A. (later renamed SQM Iberian S.A.) from Nutrisi Holding N.V. Soquimich European Holding B.V. owned a non-controlling 50% stake in Nutrisi Holding N.V. which was sold following this acquisition. The effect of these transactions has been that we indirectly control SQM Iberian S.A. through Soquimich European Holding B.V. SQM Iberian S.A. sells and distributes fertilizers, primarily in Spain.

In 2012, SQM Vitas started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Brazilian plant (Candeias Industrial Complex) began operating in March 2012. It has a production capacity of 25,000 million tons per year, and represented a total investment of US$10 million.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons. In addition, as mentioned above, we entered into a joint venture with Migao in 2008 for the construction of a potassium nitrate plant with a production capacity of 40,000 metric tons per year that began operating in January 2011.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through Soquimich Comercial S.A., either as a standalone product or in blends with other imported products, in particular triple super phosphate (TSP) and diammonium phosphate (DAP).

Soquimich Comercial S.A. sells imported fertilizers to farmers in Chile principally for use in the production of sugar beets, cereals, industrial crops, potatoes, grapes and other fruits. Most of the fertilizers that Soquimich Comercial S.A. imports are purchased on a spot basis from different countries in the world, including China, Mexico and Venezuela.

All contracts and agreements between Soquimich Comercial S.A. and its suppliers of imported fertilizers generally contain standard and customary commercial terms and conditions. During the preceding 10 years, Soquimich Comercial S.A. has experienced no material difficulties in obtaining adequate supplies of such fertilizers at satisfactory prices.

Soquimich Comercial S.A.’s sales of fertilizers represented approximately 30% of total fertilizer sales in Chile during 2012. No single customer represented more than 8% of Soquimich Comercial S.A.’s total fertilizer sales revenues, and its 10 largest customers in total represented less than 43% of its revenues. Revenues generated by Soquimich Comercial S.A. represented 10.6% of our 2012 consolidated revenues. Soquimich Comercial S.A.’s consolidated revenues were approximately US$256 million and US$227 million in 2012 and 2011, respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 34% of total world sales during 2012 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 46% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Wentong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

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

Iodine and its derivatives

We believe we are the world’s largest producer of iodine. In 2012, our revenues from iodine and iodine derivatives amounted to US$578.1 million, representing 24% of our total revenues in that year. We estimate that our sales accounted for approximately 34% of world iodine sales by volume in 2012.

Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCDs, chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders. We have seen consistent growth in the iodine market in recent years, with demand being led by uses related to X-ray contrast media and pharmaceuticals. We estimate that the global market size in 2012 was between 30,500 and 31,000 metric tons, with almost 60% of supply coming from Chilean producers, including us. Increased supply entered the market in 2012 and we expect to see additional new supply in 2013.

Iodine: Our Products

We produce iodine, and through a joint venture with Ajay North America L.L.C., (“Ajay”), a U.S.-based Company, we produce organic and inorganic iodine derivatives. Ajay-SQM Group (“ASG”), established in the mid-1990s, has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

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

The following table sets forth our total sales and revenues from iodine and iodine derivatives for 2012, 2011 and 2010:

	2012	2011	2010
Sales Volume (Th. MT)
Iodine and derivatives	11.0	12.2	11.9
Revenues (in US$ millions)	578.1	454.5	316.3

Our sales revenues increased from US$454.5 million in 2011 to US$578.1 million in 2012. This increase was primarily attributable to increases in price as a consequence of strong demand growth among most uses.

Iodine: Marketing and Customers

In 2012, we sold our iodine products to approximately 300 customers in 60 countries and most of our sales were exports: 31% was sold to customers in Europe, the Middle East and Africa, 36% to customers in North America, 3% to customers in Central and South America and 30% to customers in Asia and other regions. No single customer accounted for more than 8% of our iodine sales in 2012, and we estimate that our 10 largest customers accounted in the aggregate for approximately 47% of sales.

The following table sets forth the geographical breakdown of our sales for 2012, 2011, and 2010.

Sales Breakdown	2012	2011	2010
Europe, Middle East & Africa	31%	36%	35%
North America	36%	32%	33%
Central & South America	3%	3%	5%
Others	30%	29%	27%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Indonesia and China.

Iodine production in Chile starts from a unique mineral ore known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies (SQM; Sirocco Mining Inc., a Canadian company previously known as Atacama Minerals; Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. also owned by a Chilean family; Algorta Norte S.A., a joint venture between ACF Minera and Toyota Tsusho; and SCM Bullmine) accounted for approximately 58% of global iodine sales in 2012 (34% by SQM and 24% by the other five Chilean producers).

We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2012, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for 4% of world iodine sales in 2012.

Iodine recycling is an increasing trend worldwide. Several Japanese producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 17% of world iodine sales. It is estimated that approximately 70% to 75% of the world recycling was done by Japanese iodine producers.

We, through ASG or alone, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe, the United States and Asia.

We estimate that worldwide sales of iodine were between 30,500 and 31,000 metric tons in 2012.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers, including us, and their respective business strategies. As a result of steadily growing demand, and despite new supply from other Chilean producers, our average iodine sales prices increased to more than US$50 per kilogram in 2012.

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

Lithium and its derivatives

We believe we are the leading producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2012, our revenues from lithium sales amounted to US$222.2 million, representing 9% of our total revenues. We estimate that our sales accounted for approximately 35% of the sale of global lithium chemicals sales in volume.

Lithium: Market

Lithium carbonate is used in a variety of applications, including electrochemical materials for batteries, ceramic and enamel frits, heat resistant glass (ceramic glass), primary aluminum smelting process, air conditioning chemicals, continuous casting powder for steel extrusion, synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dyes and the battery industries.

Lithium: Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table sets forth our total sales and revenues from lithium carbonate and its derivatives for 2012, 2011 and 2010:

	2012	2011	2010
Sales Volume (Th. MT)
Lithium and derivatives	45.7	40.7	32.4
Revenues (in US$ millions)	222.2	183.4	150.8

Our revenues in 2012 were US$222.2 million, a 21% increase from US$183.4 million in 2011, due to higher sales volumes resulting from an increase in demand in 2012, mainly driven by an increase in demand for rechargeable batteries and by uses related to construction, such as grease and glass. Other producers experienced some supply constraints during part of the year, allowing us to strengthen our position as a leader in lithium carbonate supply.

Lithium: Marketing and Customers

In 2012, we sold our lithium products to over 300 customers in approximately 50 countries. Virtually all of our lithium products were sold overseas: 24% to customers in Europe, the Middle East and Africa, 10% to customers in North America, 64% to customers in Asia and Oceania and 2% to customers in other regions. No single customer accounted for more than 13% of our lithium sales in 2012, and we estimate that our 10 largest customers accounted in aggregate for approximately 50% of sales.

The following table sets forth the geographical breakdown of our sales for 2012, 2011 and 2010.

Sales Breakdown	2012	2011	2010

Europe, Middle East & Africa	24%	28%	34%
North America	10%	10%	12%
Asia & Oceania	64%	61%	53%
Others	2%	1%	1%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Rockwood Lithium (“Rockwood”), a subsidiary of Rockwood Specialties Group Inc., and FMC Corporation (“FMC”). In addition, a number of Chinese producers together accounted for approximately 29% of the world market in 2012 in volume. Rockwood produces lithium carbonate at its operations in Chile, through Sociedad Chilena del Litio Limitada, and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

We believe that lithium production will increase in the near future. A number of new projects to develop lithium deposits have been announced recently, some of which could materialize in the short- to medium-term.

We estimate that worldwide sales of lithium chemicals, expressed as lithium carbonate equivalent (excluding direct use for lithium minerals), amounted to approximately 125,000 metric tons in 2012.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2012, our potassium chloride and potassium sulfate revenues amounted to US$605.1 million, representing 25% of our total revenues and a 8.9% increase compared to 2011. We are currently making investments within our potassium products that will enable us to increase our production and sales of these products.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer, and it is used to fertilize crops that can resist high levels of chloride, such as wheat, corn and soybeans, among others.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;

•	increased production of proteins;

•	increased photosynthesis;

•	intensified transport and storage of assimilates;

•	prolonged and more intense assimilation period;

•	improved water efficiency;

•	regulated opening and closure of stomata; and

•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrients product line where it is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers and, in particular, potassium chloride, as efforts are being made to maximize crop yields and use resources more efficiently. For the last 10 years, the compound annual growth for the global potassium chloride market was approximately 2%.

Demand in the potassium chloride market decreased in 2012. We estimate that demand reached the level of 50 million metric tons for potassium chloride during 2012, a reduction of approximately 10% as compared to 2011. Despite favorable economic conditions for relevant crops, the demand was mainly affected by economic uncertainty. We expect the potassium chloride market to return to levels closer to 55 million during 2013.

Average prices in the potassium market remained relatively stable compared to 2011. The market has seen major industry contracts close at significantly lower prices in the early months of 2012. We believe these price pressures will have an impact on our potassium revenues in the near term.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrient products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer three grades: standard, compacted and soluble.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2012, 2011 and 2010.

	2012	2011	2010
Sales Volume (Th. MT)
Potassium Chloride & Potassium Sulfate	1,209.5	1,103.4	1,273.0
Revenues (in US$ millions)	605.1	555.7	528.2

Potassium: Marketing and Customers

In 2012, we sold potassium chloride and potassium sulfate in approximately 80 countries, with 5% of our sales to customers in Chile, 42% to customers in other countries in Central and South America, 11% to customers in Africa, 15% to customers in North America and 27% to customers in other regions. No single customer accounted for more than 23% of our sales of potassium chloride and potassium sulfate in 2012, and we estimate that our 10 largest customers accounted in the aggregate for approximately 61% of such sales.

The following table sets forth the geographical breakdown of our sales for 2012, 2011, and 2010.

Sales Breakdown	2012	2011	2010
Chile	5%	8%	6%
Central & South America	42%	32%	21%
Africa	11%	15%	16%
North America	15%	11%	10%
Others	27%	34%	47%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2012. Our main competitors are Uralkali Group, PCS, Belaruskali and Mosaic. We believe that in 2012 the principal producers in the market were Uralkali Group, which accounted for approximately 18% of global sales, PCS and Belaruskali, which each accounted for approximately 16% of global sales, and Mosaic, which accounted for approximately 15% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that those three producers account for approximately 40% of the world production of potassium sulfate.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce three grades of sodium and potassium nitrate for industrial applications: industrial, technical and refined grades. The three grades differ mainly in their chemical purity. We enjoy certain operational flexibility when producing industrial sodium and potassium nitrate because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce and commercialize other industrial chemicals such as boric acid, a by-product of the production of potassium sulfate, and industrial-grade potassium chloride, both of which are sold into industrial markets in crystalline form. In 2012, our revenues from industrial chemicals were US$245.2 million, representing approximately 10% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes. In addition, this product line enjoys long-term growth potential from industrial nitrates for thermal storage in solar energy projects. Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio.

Boric acid is primarily used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits, and LCD flat panel displays.

Industrial potassium chloride is mainly used as an additive in oil and gas drilling fluids as well as in the production of carragenine.

Industrial Chemicals: Our Products

The following table sets forth our sales volumes of industrial chemicals and total revenues for 2012, 2011 and 2010:

	2012	2011	2010
Sales Volume (Th. MT)
Industrial nitrates	277.7	181.2	198.9
Boric Acid	1.8	2.4	2.6
Revenues (in US$ millions)	245.2	139.5	149.7

Sales of industrial chemicals increased from US$139.5 million in 2011 to US$245.2 million in 2012 primarily as a result of an increase in sales volumes of solar salts products due to new alternative energy projects that utilize industrial grade sodium and potassium nitrate solar thermal energy.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in 50 countries in 2012, with 49% percent of our sales of industrial chemicals to customers in North America, 37% to customers in Europe, the Middle East and Africa, 7% to customers in Central and South America and 7% to customers in other regions. No single customer accounted for more than 33% of our sales of industrial chemicals in 2012, and we estimate that our 10 largest customers accounted in the aggregate for approximately 70% of such sales.

The following table sets forth the geographical breakdown of our sales for 2012, 2011, and 2010.

Sales Breakdown	2012	2011	2010
Europe, Middle East & Africa	37%	52%	55%
North America	49%	26%	18%
Central & South America	7%	17%	22%
Others	7%	5%	5%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented 60% of world demand in 2012 (excluding China and India internal demand, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrates business is Haifa; which we estimate had a 25% of the market share. We estimate that our market share was approximately 40% for 2012.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the boric acid market, we are a relatively small producer mainly supplying regional needs.

Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply, and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Production Process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates and iodine; and
•	salar brines, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2012, we operated three mines in this region: Pedro de Valdivia, El Toco (mining site of Maria Elena production facilities) and Nueva Victoria. In March 2010, operations at El Toco and Pampa Blanca, two of our mines, were temporarily suspended in an effort to optimize inventory of these products due to decreased global demand for nitrates and iodine during the preceding 15 months. In November 2010, mining activities resumed in El Toco.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to five meters, and with the overburden varying in thickness from half a meter to one and a half meters.

Before proper mining begins, a full exploration stage is carried out, including full geological reconnaissance, sampling and drilling caliche ore to determine the features of each deposit and its quality. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. After drill holes are made, information is updated to offer the most accurate ore supply schedule to the processing plants.

The mining process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded onto railcars that take the mineral to the processing facilities.

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions carrying the nitrate and iodine. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. Operations at the El Toco mining site of Maria Elena use a heap leaching production process. In Nueva Victoria and El Toco, the run of mine ore is loaded in heaps and leached to produce concentrated solutions.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium Nitrate

During 2012, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility using the Guggenheim method, which was originally patented in 1921, and is based on a closed circuit method of leaching vats. This process uses heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution is then cooled, producing sodium nitrate crystals, which can then be separated from the brine using basket centrifuges. After the crystallization process, the brine is pumped to the iodine facilities, where the iodide is separated in a solvent extraction plant. The brine is returned to the vat leaching process. The fine fraction of caliche’s crushing process is leached at ambient temperature with water, producing a weak solution that is pumped to the iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena.

Our total current crystallized sodium nitrate production capacity at the Pedro de Valdivia facility is approximately 500,000 metric tons per year. Crystallized sodium nitrate is processed further at the Coya Sur and María Elena production plants to produce potassium nitrate in different qualities, sodium potassium nitrate and/or crystallized or prilled nitrates (potassium or sodium), which are transported to our port facilities in Tocopilla by railway for shipping to customer and distributors worldwide.

Potassium nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brine leached with the fine fraction process at Pedro de Valdivia and the brines produced by heap leaching process in Maria Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts are added and where a chemical reaction begins and produces brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling and separating it from the liquid by centrifuge.

Concentrated nitrate salts were produced at Pampa Blanca until March 2010, and are currently produced at Nueva Victoria by leaching caliche ore in heaps in order to extract solutions that are rich in iodine and nitrates. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

Our current potassium nitrate production capacity at Coya Sur is approximately 950,000 metric tons per year, including 500,000 metric tons per year of technical grade potassium nitrate. A new potassium nitrate plant began operations in 2011. During 2012, we produced approximately 246,000 tons of potassium nitrate at this plant. This new plant was designed to use raw material salts harvested in Nueva Victoria and potassium salts from the Salar de Atacama.

The nitrates produced in crystallized or prilled form at Coya Sur have been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. Potassium nitrate produced at Coya Sur and María Elena is transported to Tocopilla for shipping to customers and distributors.

Sodium potassium nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur and María Elena prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate either in prilled or crystallized form.

Iodine and iodine derivatives

We produce iodine at our Pedro de Valdivia, Maria Elena and Nueva Victoria facilities. During 2012, iodine was produced by extracting it from the solutions resulting from the heap leaching of caliche ore at María Elena and Nueva Victoria, including the Iris facility as part of the Nueva Victoria facility, and from the vat leaching of caliche ore at the Pedro de Valdivia facilities. Production of iodine at the Iris plant began in December 2011.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and recently in Chile under the Chilean patent number 47,080, for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented, then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the new ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2012 was approximately 10,900 metric tons: approximately 6,000 metric tons from Nueva Victoria and Iris, 3,200 metric tons from Pedro de Valdivia, and 1,700 metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 12,500 metric tons per year.

We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, the National Environmental Commission of Chile (Comisión Nacional del Medioambiente or “CONAMA”) approved the environmental study of our Pampa Hermosa project in the Region of Tarapacá in Chile. This approval allowed us to increase the production capacity of our Nueva Victoria operations from 4,500 to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 33 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. During 2012, we made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds and to implement new areas of mining and collection of solutions. Additional expansions may be done from time to time in the future, depending on market conditions.

During 2012, we submitted a request to the CONAMA requesting approval to expand our caliche ore extraction in the region of Antofagasta, which, if approved, is expected to increase production capacity by 10,000 tons of iodine and 1.3 million tons of nitrates per year. The project also requested permission to build a pipeline from the Pacific Ocean to the mining site. Currently, the request is being evaluated by the commission and other governmental agencies.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to a lease agreement with Corfo, which expires in 2030. The lease agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium.

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

We process these brines to produce potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transferred for approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity will depend on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

During 2012, we achieved a production capacity of compacted potassium chloride in excess of 1.2 million metric tons per year and we plan to carry out further expansions of production capacity of the compaction plant during 2013.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

Lithium carbonate and lithium chloride

A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions.

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

Potassium sulfate and boric acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year. This capacity is part of the total plant capacity of 2.6 million metric tons per year, in our dual plant complex where we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate sulfate concentration areas found in the salar.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and liquefied natural gas and fuel oil in heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 20% of our cost of sales in 2012.

We have several electricity supply agreements signed with major producers in Chile which are expected to cover our electricity needs until 2030. We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and Industrial facilities in northern Chile, since April 2000.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A. (a subsidiary of E-CL) for a maximum of 3,850,000 million Btu per year. This gas supply was considered sufficient at the time to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government imposed restrictions on the supply of natural gas to Chile and, in 2011, the supply came to a complete stop. In 2010, Chile began to import liquefied natural gas. In 2012, we received liquefied natural gas through this supply stream.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. We additionally buy water from third parties for our production processes at the Salar del Carmen lithium carbonate plant. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

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

Under Law No. 16,319 that created the CCHEN (Ley 16.319 que crea la Comisión Chilena de Energía Nuclear), we have an agreement with the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets quotas for the tonnage of lithium authorized to be sold.

We also hold water rights obtained from the Chilean water regulatory authority for the supply of water from rivers or wells near our production facilities sufficient to meet our current and anticipated operating requirements. See “Risk factors—Risks relating to Chile.” The Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. Law No. 20,017, published on June 16, 2005, modified the Chilean laws relating to water rights. Under certain conditions, these modifications allow the constitution of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the locations where we conduct our mining operations. In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to Chilean laws relating to water rights could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla for shipment of products and delivery of certain raw materials pursuant to maritime concessions, under applicable Chilean laws, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, the Chilean Congress approved the Royalty Law, which established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased. In 2012, new modifications to the tax laws were enacted to permanently set the corporate tax rate at 20%. The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that, that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the SERNAGEOMIN, the Labor Board or the SNA, inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing a system of criminal liability for legal entities. The objective of the new regulation is to allow legal entities to be prosecuted for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery, where such crimes are committed by people who hold relevant positions within a legal entity in order to benefit that legal entity. The law establishes a prevention model that includes, among others, the designation of a person in charge of prevention and the establishment of special programs and policies. The implementation of this model can exempt a company from liability.

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”). The new law relates to corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law establishes the concept of an independent director for certain corporations, including SQM. Such director has a preferential right to be a member of the Directors’ Committee, which position, in turn, grants the director further powers. The new independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company, but he or she must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also refines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

On January 26, 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Assessment Service and the environmental enforcement superintendence (Superintendencia del Medioambiente or “Environmental Enforcement Superintendence”). These changes introduced important amendments to environmental regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements environmental policies relating to environmental conservation, sustainable growth and the protection of Chile’s renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as recovery and decontamination plans. The Environmental Assessment Service pursues procedures of the Environmental Impact Assessment System, pursuant to which projects are environmentally approved or rejected. In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Environmental Enforcement Superintendence is an independent agency which oversees and coordinates with other governmental agencies in charge of supervision of suspended projects and projects requiring environmental approval. Likewise, it will receive, investigate and decide complaints concerning the infringement of environmental regulations and will sanction violators, deliver injunction orders and levy relevant fines. The Environmental Enforcement Superintendence had its powers suspended until the First Environmental Court was installed in Santiago on December 28, 2012.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 16.1 to our Consolidated Financial Statements and below under “—Safety, health and environmental regulations in Chile,” and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health, and environmental protection. In Chile, the main regulations on these matters that are applicable to SQM are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Safety Act 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, and the environmental framework law (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions for the people working at its mining sites. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the SERNAGEOMIN, performs health and safety inspections and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace that is safe and free of health risks, in as much as this is reasonably practicable. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards, and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the SERNAGEOMIN are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates Mine Closure and its Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This new statute entered in force in November 2012. Its main requirements are related to disclosures to the SERNAGEOMIN regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the SERNAGEOMIN to secure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement.  By November 2014, we have to inform the SERNAGEOMIN of the estimated costs for each of our decommissioning plans and the corresponding financial assurances we propose to provide, which are subject to approval by the SVS.

The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Assessment Service, and the Environmental Enforcement Superintendence. The Environmental Enforcement Superintendence began operations on December 28, 2012. The new and modified Environmental Law replaced the CONAMA with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues and the Environmental Assessment Service. Under the new Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. With the above mentioned modifications to the Environmental Law, the Environmental Assessment Service, together with other public institutions with mandates related to the environment, evaluates environmental impact studies or statements submitted for its approval. The Environmental Enforcement Superintendence is responsible for auditing environmental performance during the construction, operation, and closure of the projects. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities during the environmental evaluation process.

In August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project ceased its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities remain closed. Air quality in the area has improved significantly and compliance of air quality standards required by law is being assessed. When the average of three consecutive years meets the Chilean air quality standard, the resolution of 1993 of the Ministry of Health may be reviewed.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coast-town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our participation in particulate matter emissions is very small (less than 0.20% of the total). However, a decontamination plan was developed by the environmental authority, and its implementation began in October 2010. During 2008 and 2009, earlier than required, SQM implemented control measures for mitigating particulate matter emissions in its port operations according to the requirements of this plan. We do not expect any additional measures to be required of SQM following the implementation of the plan.

We continuously monitor the impact of our operations on the environment and have made, from time to time, modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and applying an Environmental Management System to continuously improve our environmental performance.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

In 2007, a new European Community Regulation on chemicals and their safe use went into effect.  This regulation, called REACH (Regulation, Evaluation, Authorisation and Restriction of Chemical Substances), requires all manufacturers and importers of chemicals – including us – to identify and manage risks linked to the substances they manufacture and market.  Non-compliance with this regulation would preclude us from commercializing our products in the European market. In 2010, we completed, on schedule, the registration of all products exported to the European Community in quantities larger than 1,000 MT, and since 2011 we have been working on the registration of products exported in amounts under 1,000 MT, which will be completed by 2013; thus, ensuring delivery to European customers.

In 2012, the Environmental Protection Agency (“EPA”) required importers of chemicals into the US to comply with the Chemical Data Reporting Rule. For the 2012 submission period, we have provided the required information for the year 2011 for all reportable chemical substances. In addition, the Occupational Health and Safety Administration (“OSHA”) aligned the standard for chemicals hazard communication to comply with the Globally Harmonized System (“GHS”), which requires companies to review hazard information for all chemicals imported into the US, classify chemicals according to the new classification criteria, and update labels and safety data sheets by June 2015. We are already working on a program which aims to comply with the requirements of this new regulation in line with the stages and deadlines established by OSHA, and we have updated the Material Safety Data Sheets (“MSDS”) for products imported into the US.

Research and development, patents and licenses

See Item 5.C. Research and Development, Patents and Licenses, etc.

4.C.      Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2012. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)

SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%

SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%

Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%

Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%

Sales and distribution subsidiaries in the United States, Belgium, Brazil, Venezuela, Ecuador, Peru, Argentina, Mexico, South Africa and other locations.	Market SQM’s products throughout the world	Various

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

Description of the Caliche Ore Mines

As of December 31, 2012, we held constituted exploitation rights to mineral resources representing approximately 543,882 hectares. In addition, as of December 31, 2012, we held exploration rights to mineral resources representing approximately 2,700 hectares, and we have applied for additional exploration rights for approximately 19,900 hectares. Currently, Pedro de Valdivia, María Elena and Nueva Victoria are being exploited.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation for approximately 79 years and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted Average Age of approximately 11.41 years. Electricity, diesel, and fuel oil are the primary sources of power for this operation.

María Elena

We operated mining facilities at María Elena until March 2010, and mining activities using heap leaching resumed in November 2010. The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. These facilities were operated for approximately 83 years before operations were suspended and were previously owned and operated by Anglo Lautaro. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity, diesel, and fuel oil are the primary sources of power. The Weighted Average Age of the Company's mining facilities at María Elena is approximately 12.58 years.

Pampa Blanca

We operated mining facilities in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, until operations were suspended in March 2010. Ore from the Pampa Blanca mine was transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted Average Age of the ore recovery facilities at Pampa Blanca is approximately 13.78 years. Electricity, produced by mobile diesel generators was the primary source of power.

Nueva Victoria

We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine in Nueva Victoria and the Iris plants. The Weighted Average Age of the ore recovery facilities at Nueva Victoria is approximately 3.32 years. Electricity is the primary source of power.

Description of the Salar de Atacama Brines

Salar de Atacama Brines

As of December 31, 2012, SQM Salar S.A. held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar S.A. is entitled to exploit the mineral resources existing in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”). Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. Furthermore, the same lease Agreement permits the CCHEN to establish a total accumulated extraction limit set at,180,100 tons of lithium per year. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines. SQM Salar S.A. holds an additional 119,023 hectares of constituted exploitation rights in the Salar de Atacama.

In addition, as of December 31, 2012, we held constituted exploration rights covering approximately 52,400 hectares, and we had applied for additional exploration rights covering approximately 54,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The weighted average age of the assets of our mining facilities at the Salar de Atacama is approximately 6.79 years. Solar energy is the primary source of power used by the Salar de Atacama operation.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar S.A., (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in approximately 147,000 hectares of the Salar de Atacama (which include the 140,000 hectares) mentioned above. The Project Agreement expires on December 31, 2030.

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

Concessions for the Caliche Ore Mines and Salar Brines

As of December 31, 2012, approximately 93% of our total mining concessions were held pursuant to exploitation concessions and 7% pursuant to exploration concessions. Of the exploitation concessions, approximately 80% already have been granted pursuant to applicable Chilean law, and approximately 20% are in the process of being granted. Of the exploration concessions, approximately 54% already have been granted pursuant to applicable Chilean law, and approximately 46% are in the process of being granted.

We made payments to the Chilean government for our exploration and exploitation concessions of approximately US$9.6 million in 2012.

The following table sets forth our constituted exploitation and exploration concessions as of December 31, 2012:

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	576	147,302	—	—	576	147,302
EI Toco	611	180,964	5	1,500	616	182,464
Pampa Blanca	465	136,962	—	—	465	136,962
Nueva Victoria	303	78,654	1	1,200	304	79,854
Subtotal Caliche Ore Mines	1,955	543,882	6	2,700	1,961	546,582
Salar de Atacama(1)	409	266,143	178	52,400	587	318,543
Subtotal Mines	2,364	810,025	184	55,100	2,548	865,125

Subtotal other Areas	7,609	1,690,433	224	70,800	7,833	1,761,233
Total	9,973	2,500,458	408	125,900	10,381	2,626,358

(1)	See Description of Salar Brines, Item 4.D.

Extraction yields

The following table sets forth certain operating data relating to each of our mines for 2012, 2011 and 2010:

(in thousands, unless otherwise stated)	2012	2011	2010
Pedro de Valdivia
Metric tons of ore mined	12,027	12,151	11,773
Average grade nitrate (% by weight)	7.3	7.2	7.4
Iodine (parts per million (ppm))	406	417	403
Metric tons of crystallized nitrate produced	466	454	496
Metric tons of iodine produced	3.2	3.1	3.0

Maria Elena(1)
Metric tons of ore mined	6,787	6,027	307
Average grade nitrate (% by weight)	6.2	5.9	5.8
Iodine (ppm)	454	466	443
Metric tons of crystallized nitrate produced	–	–	22
Metric tons of iodine produced	1.7	0.8	0.2

Coya Sur(2)
Metric tons of crystallized nitrate produced	491	395	155

Pampa Blanca(1)
Metric tons of ore mined	–	–	383
Iodine (ppm)	–	–	634
Metric tons of iodine produced	–	–	0.8

Nueva Victoria
Metric tons of ore mined	23,937	18,418	14,252
Iodine (ppm)	465	457	456
Metric tons of iodine produced	6.0	5.2	4.8

Salar de Atacama (3)
Metric tons of lithium carbonate produced	41	38	26
Metric tons of potassium chloride and potassium sulfate produced	1,977	1,448	1,409

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in March 2010. Mining activities resumed at El Toco in November 2010. Operations have not yet resumed at Pampa Blanca.

(2)	Includes production at Coya Sur from treatment of fines from María Elena and Pedro de Valdivia, nitrates from pile treatment at Pampa Blanca and net production from NPT, or technical (grade) potassium nitrate, plants.

(3)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen.

Reserves

Reserves for the Caliche Ore Deposits

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows us to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

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

Probable reserves are the economically mineable part of a “mineral resource” and, in some circumstances, a “measured mineral resource.” An indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. A measured mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

The calculation of reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Proven and probable reserves are determined using extensive drilling, sampling and mine modeling, in order to estimate potential restrictions on production yields, including cut-off grades, ore type, dilution, waste-to-ore ratio and ore depth. Economic feasibility is determined on the basis of this information.

The estimates of proven reserves of caliche ore at each of our mines as of December 31, 2012 are as follows:

Mine	Proven Reserves(1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	172.3	7.0%	365
Maria Elena	135.3	7.1%	414
Pampa Blanca	71.4	5.6%	544
Nueva Victoria	351.2	5.7%	451

In addition, the estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2012, are as follows:

Mine(3)	Probable Reserves(1)(2) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)
Pedro de Valdivia	78.5	6.9%	488
Maria Elena	98.0	7.3%	380
Pampa Blanca	447.8	5.8%	538
Nueva Victoria	59.1	7.6%	362

Notes on Reserves:

(1)	The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and mineral treatment. Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

(3)	Information set forth in the table above was validated in February 2013, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under the Competent Person Law.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 19.3% of the total caliche-related mining property of SQM. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.7% of this area has not been explored yet or has had limited reconnaissance to determine hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2012, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 17,000 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 9,365 hectares and, in addition, carried out in-depth sampling of approximately 3,563 hectares (771 hectares at Pedro de Valdivia, 206 hectares at Maria Elena and 2,586 hectares at Nueva Victoria). The exploration and development program in 2013 calls for a basic reconnaissance program over a total area of 4,378 hectares, general exploration over a total area of approximately 2,400 hectares and, in addition, in-depth sampling of approximately 1,957 hectares.

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have carried out geological explorations, brine sampling and geostatistical analysis in 819.2 square kilometers of our exploration concessions. We estimate that our proven and probable reserves as of December 31, 2012, based on economic restrictions, geological exploration, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploration concessions, and additionally, up to a depth of 500 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1)	Probable Reserves (1)	Total Proven and Probable Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	54.0	18.6	72.6
Sulfate (SO4-2) (3)	39.7	2.3	42.0
Lithium (Li+) (4)	3.0	3.2	6.2
Boron (B3+) (5)	1.1	0.2	1.3

Note:	Information set forth in the table above was validated in February 2013, by Mrs. Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under the Competent Person Law.

Notes on Reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, which changes over time, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

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

Ports and water rights

We operate port facilities at Tocopilla in northern Chile for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid by us. We also hold water rights for the supply of water from rivers and wells near our production facilities sufficient to meet our current operational requirements.

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table sets forth the principal production facilities as of December 31, 2012:

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

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2012, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$117.9 million), María Elena (US$157.3 million), Coya Sur (US$311.7 million), Pampa Blanca (US$18.5 million), Nueva Victoria (US$357.3 million), Salar de Atacama (US$697.5 million), Salar del Carmen (US$214.0 million) and Tocopilla (US$87.5 million).

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

The approximate Weighted Average Age of our production facilities as of December 31, 2012 was as follows: Pedro de Valdivia (11.02 years), María Elena (11.66 years), Coya Sur (6.04 years), Nueva Victoria (7.27 years), Salar de Atacama (6.79 years), and Salar del Carmen (9.00 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted Average Age of the Tocopilla port facilities is approximately 11.13 years. We consider the condition of our principal plant and equipment to be good.

TRANSPORTATION AND STORAGE FACILITIES

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Coya Sur - Pedro de Valdivia and the Salar de Atacama facilities. Other facilities include Nueva Victoria and the lithium carbonate and lithium hydroxide finishing plants. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and first stored at our Pedro de Valdivia mine, and then transported by trucks to the plants described in the next paragraph, for further processing. Nitrate raw material is also produced at Nueva Victoria, from where it is transported by trucks to Coya Sur for further processing.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Products transported to Coya Sur are used as a raw material for the production of potassium nitrate. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by trucks to the Tocopilla Port Terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility in the Salar del Carmen area, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to the Tocopilla Port Terminal or to the Antofagasta and Mejillones terminals for shipment on charter vessels or container vessels.

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

Storage facilities consist of a six silo system, with a total production capacity of 55,000 metric tons, and an open storage area for approximately 250,000 metric tons. Additionally, to meet future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the bagging capacity is approximately 300,000 metric tons per year.

For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in the Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from other ports, mainly Antofagasta, Mejillones and Iquique.

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

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item 5 should be read in conjunction with the Company’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

Since January 1, 2010, the Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

We believe that our critical accounting policies applied in the preparation of our audited consolidated financial statements are limited to those described below. It should be noted that in many cases, IFRS specifically dictates the accounting treatment of a particular transaction, limiting management’s judgment in their application. There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.

Trade and Other Accounts Receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving the products and/or services that we sell directly to our customers that are not within the following categories:

•	those which we have the intention of selling immediately in the near future and which are held-for-sale;
•	those designated at their initial recognition as available-for-sale; and
•	those through which the holder does not intend to partially recover substantially its entire investment for reasons other than credit impairment and therefore must be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that we will not be able to collect all the amounts owed to us according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the sale.

Income tax

Corporate income tax for the year is determined as the aggregate of current taxes from all of the consolidated companies. Current taxes are calculated on the basis of the tax laws enacted or substantively enacted as of the date of our statements of financial position in the countries in which we and our subsidiaries operate and generate taxable income.

Deferred tax is recognized using the liability method on temporary differences arising between the tax basis for assets and liabilities and their carrying amounts in our audited consolidated financial statements. Deferred income taxes are calculated using the tax rates expected to be applicable when the assets are realized or the liabilities are settled.

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

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income statement accounts or net shareholders’ equity accounts in our consolidated statements of financial position, depending on the origin of the gains or losses which have generated them.

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

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interests in joint ventures, deferred tax assets are recognized solely provided that there is a possibility that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

Inventories

We state inventory for the lower of cost and net realizable value. The method used to determine the cost of inventory is weighted average cost. The cost of finished products and products-in-progress includes direct costs of materials and, as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventory to their current location and conditions.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs that will be incurred in sales and distribution processes. Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the cost. We conduct an evaluation of the net realizable value of inventory at the end of each year, recording a provision with a charge to income when circumstances warrant. When the circumstances that previously gave rise to the reserve cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in economic circumstances or prices of main raw materials, the estimate made previously is modified. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

Provisions on our inventory have been made based on a technical study which covers the different variables affecting products in stock (density, humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Obligations related to staff severance indemnities and pension commitments

Our obligations with respect to our employees are established in collective bargaining agreements and individual employment contracts. In the case of certain employees in the United States, our obligations are established through a pension plan, which was terminated in 2002.

These obligations are valued using the actuarial calculation, which considers such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in profit or loss for the year.

Actuarial losses and gains that have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses are recorded in equity.

The discount rate used by us for calculating obligation’s outside the United States was 6% for the periods ended as of December 31, 2012 and 2011.

Our United States subsidiary, SQM North America Corp. has established pension plans for its retired employees that are calculated by measuring the projected obligation of International Accounting Standards (“IAS”) using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.0% interest rate for 2012 and 2011. The net balance of this obligation is presented in the line item called Noncurrent Employee Benefit Provisions.

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

All other mine exploration costs, including expenses related to low grade mineral resources rendering reserves that are not economically exploitable, are charged to the statement of income in the period in which they are incurred.

Asset value impairment

We assess on an annual basis any impairment on the amount of buildings, plant and equipment, intangible assets, goodwill and investments accounted for using the equity method of accounting in accordance with IAS 36 “Impairment of Assets.” Assets to which this method applies are:

•	investments recognized using the equity method of accounting;
•	property, plant and equipment;
•	intangible assets; and
•	goodwill.

Assets are reviewed for impairment as to the existence of any indication that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of the impairment, if any. In the event that the asset does not generate any cash flows independent from other assets, we determine the recoverable amount of the cash generating unit to which this asset belongs according to the corresponding business segment (specialty plant nutrients, iodine and derivatives, lithium and derivatives, potassium, industrial chemicals and other products and services.)

We conduct impairment tests on intangible assets and goodwill with indefinite useful lives on an annual basis and every time there is indication of impairment. If the recoverable value of an asset is estimated at an amount lower than its carrying value, the latter decreases to its recoverable amount.

Financial derivatives and hedging transactions

Derivatives are recognized initially at fair value at the date in which the derivatives contract has been signed and subsequently they are valued at fair value at each period end. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedging instrument and if so, the type of hedging, which may be:

a.	fair value hedge of assets and liabilities recognized (fair value hedges); or
b.	hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge).

At the beginning of the transaction, we document the relationship between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

We also document our evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 9.3 to our Consolidated Financial Statements.

Non-hedge instruments are classified as current assets or liabilities, and the change in their fair value is recognized directly in profit or loss.

a.	Fair value hedge

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

If the hedged entry no longer meets the criteria for hedge accounting, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

b.	Cash flow hedge

The effective portion of gains or losses from the hedging instrument is initially recognized as “other revenue” with a debit or credit to other comprehensive income whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts accumulated in equity are transferred to profit or loss when the hedged transaction affects income for the period, such as when the hedged interest income or expense is recognized when a forecasted sale occurs. When the hedged item is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized other comprehensive income are transferred to income. If a hedging instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in equity until the expected firm transaction or commitment occurs.

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

Overview of Our Results of Operations

We divide our operations into the production and sale of the following product lines:

•     specialty plant nutrients;

•     iodine and its derivatives;

•     lithium and its derivatives;

•     potassium, including potassium chloride and potassium sulfate;

•     industrial chemicals, principally industrial nitrates and solar salts; and

•     the purchase and sale of other commodity fertilizers for use primarily in Chile.

We sell our products through three primary channels: our own sales offices; a network of distributors; and, in the case of our fertilizer products, through Yara International ASA’s (formerly Norsk Hydro ASA) (“Yara”) distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices.

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

•     the levels of our inventories;

•     trends in the exchange rate between the U.S. dollar and Chilean peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the euro, as a significant portion of our sales is denominated in euros; and

•     energy, logistics, raw materials, labor and maintenance costs.

The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2012		2011		2010
	US$	%	US$	%	US$	%
Specialty plant nutrition	675.3	28%	721.7	34%	603.7	33
Iodine and derivatives	578.1	24%	454.5	21%	316.3	17
Lithium and derivatives	222.2	9%	183.4	9%	150.8	8
Potassium	605.1	25%	555.7	26%	528.2	29
Industrial chemicals	245.2	10%	139.5	7%	149.7	8
Other Income(1)	103.2	4%	90.5	4%	81.8	5

Total	2,429.2	100	2,145.3	100	1,830.4	100

The following table sets forth certain financial information of the Company under IFRS (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2012		2011		2010
(in millions of U.S. dollars)	US$	%	US$	%	US$	%
Revenues	2,429.2	100.0	2,145.3	100.0	1,830.4	100.0
Cost of sales	(1,400.6)	57.7	(1,290.5)	60.2	(1,204.4)	65.8
Gross profit	1,028.6	42.3	854.8	39.8	626.0	34.2
Other income	12.7	0.5	47.7	2.2	6.5	0.4
Administrative expenses	(106.4)	4.4	(91.8)	4.3	(78.8)	4.3
Other expenses	(34.6)	1.4	(63.0)	2.9	(36.2)	2.0
Other gains (losses)	0.7	—	5.8	0.3	(7.0)	0.4
Finance income	29.1	1.2	23.2	1.1	12.9	0.7
Finance expenses	(54.1)	2.2	39.3	1.8	(35.0)	1.9
Equity income of associates and joint ventures accounted for using the equity method	24.4	1.0	21.8	1.0	10.7	0.6
Foreign currency exchange differences	(26.8)	1.1	(25.3)	1.2	(5.8)	0.3
Income before income tax expense	873.5	36.0	733.8	34.2	493.3	27.0
Income tax expense	(216.1)	8.9	(179.7)	8.4	(106.0)	5.8

Profit attributable to:
Controlling interests	649.2	26.7	545.8	25.4	382.1	20.9
Non-controlling interests	8.2	0.3	8.4	0.4	(5.1)	0.3
Profit for the year	657.4	27.1	554.1	25.8	387.3	21.2

Results of Operations – 2012 compared to 2011

Revenues

During 2012, we generated total revenues of US$2,429.2 million, a 13.2% increase compared to US$2,145.3 million in 2011.

The main factors causing the increase in revenues and the variation in the different product lines are described below.

Specialty plant nutrition

Specialty plant nutrition revenues for 2012 totaled US$675.3 million, a 6.4% decrease compared to US$721.7 million in 2011. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2012	2011	% Change
Potassium nitrate and sodium potassium nitrate	469.3	551.1	(15)%
Specialty blends	197.5	189.3	4%
Other specialty plant nutrients (*)	89.0	86.7	3%
Sodium nitrate	24.4	22.2	10%

* Includes trading of other specialty fertilizers.

Market supplies of the specialty plant nutrition market increased during 2012, as a significant competitor returned to normal production levels. In general, the specialty plant nutrition markets are less volatile than commodity and fertilizer markets, but future improvement in this product line will depend on the behavior of the market for potassium based fertilizers such as potassium chloride.

Our overall sales volumes in the specialty plant nutrition product line in 2012 decreased compared to 2011. This was a result of increased supply in the market and low market growth due mainly to the financial situation in Europe, one of the most important markets for this product line. Prices within our specialty plant nutrition product line increased by almost 2% in 2012 as compared to 2011.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2012 totaled US$578.1 million, a 27.2% increase compared to US$454.5 million in 2011. Set forth below are sales volume data for the specified years.

(in Th. MT)	2012	2011	% Change
Iodine and its derivatives	11.0	12.2	(10)%

Overall market sales volumes of iodine reached new levels in 2012 mainly as a result of increased demand. Strong demand was led primarily by X-ray contrast media and pharmaceutical applications. Increased supply entered the market in 2012, and we expect to see additional new supply in 2013.

Our sales volumes decreased by approximately 10% in 2012, as a result of new market supply, and as we returned to normal operational inventory. These volume decreases were more than offset by prices that were more than 40% higher than average prices during 2011, increasing gross profit in the iodine product line by over 38%.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$222.2 million during 2012, a 21.2% increase compared to US$183.4 million in 2011. Set forth below are sales volume data for the specified years.

(in Th. MT)	2012	2011	% Change
Lithium and its derivatives	45.7	40.7	12%

The lithium market continued to grow in 2012, primarily due to growth in the rechargeable battery and lubricating grease markets, as has been the trend in recent years.

Our sales volumes in the lithium segment increased by 12% in 2012, as compared to 2011. We believe we supply over one-third of the world lithium chemical market, and aim to maintain this market share in coming years.

Along with increased volumes, we saw increased prices of approximately 8% in this product line during 2012 as compared to the previous year, increasing our gross margin by approximately 30% as compared with 2011.

We believe we are the lowest cost producer of lithium in the world. We produce lithium as a by-product of potassium chloride, which gives us a unique competitive advantage.

Potassium

Potassium revenues for 2012 totaled US$605.1 million, an 8.9% increase as compared to US$555.7 million in 2011. Set forth below are sales volume data for the specified years.

(in Th. MT)	2012	2011	% Change
Potassium chloride and potassium sulfate	1,209.5	1,103.4	10%

We estimate that market sales volumes of potassium chloride decreased by 12% in 2012 as compared to 2011. Despite favorable economic conditions of relevant crops, demand was mainly affected by economic uncertainty in Europe and the behavior of influential buyers in China and India.

We increased our sales volumes in this product line approximately 10% compared to 2011, as we took advantage of our developed distribution network. Average prices in the potassium market remained relatively stable as compared to 2011. In the fourth quarter of 2012, the potassium market saw major contracts close at lower prices than seen earlier in 2012; during the first quarter of 2013, prices have remained stable.

Industrial chemicals

Industrial chemicals revenues for 2012 totaled US$245.2 million, a 75.8% increase as compared to US$139.5 million in 2011. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2012	2011	% Change
Industrial nitrates	277.7	181.2	53%
Boric acid	1.8	2.4	(23)%

Industrial chemical demand for traditional applications such as detergents and glass has remained relatively stable as compared to 2011.

New alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage had a positive impact on our 2012 industrial chemicals volumes, which increased by over 50% as compared to 2011.

Prices for industrial chemicals increased by 15%, mainly because of the product mix, increasing our gross margins by approximately 48%.

Other products and services

Revenues from sales of other commodity fertilizers and other products totaled US$103.2 million during 2012, a 14.0% increase compared to US$90.5 million in 2011.

Cost of sales

During 2012, cost of sales increased by 8.5% to US$1,400.6 million in 2012 from US$1,290.5 million in 2011, but remained stable as a percentage of revenues, representing 58% of revenues in 2012 as compared to 60% of revenues in 2011. This increase was principally caused by higher volume production and a stronger Chilean peso. Cost of sales includes, among others, the costs of depreciation and amortization.

Gross profit

Gross profit increased by 20.3% from US$854.8 million in 2011 to US$1,028.6 million in 2012 and remained stable as percentage of revenues, representing 42.3% of revenues in 2012 as compared to 39.8% of revenues in 2011. Gross margin was impacted by generally higher average prices in 2012 compared to 2011, led by iodine prices, which increased by 40% on average in 2012 as compared to prices in 2011.

Administrative expenses

Administrative expenses as a percentage of revenues remained stable in 2012 as compared to 2011. Administrative expenses were US$106.4 million (4.4% of revenues) in 2012 and US$91.8 million (4.3% of revenues) in 2011.

Other expenses

Other expenses decreased by 45.1% to US$34.6 million in 2012 from US$63.0 million in 2011. Other expenses represented 1.4% of revenues in 2012 as compared to 2.9% of revenues in 2011. The decrease in other expenses is attributable to a decrease in expenses accounted for as depreciation of assets no longer in use.

Other gains (losses)

Other gains (losses) decreased by 87.9% to a gain of US$0.7 million in 2012 from a gain of US$5.8 million in 2011, but remained stable as a percentage of revenues, representing 0.03% of revenues in 2012 as compared to 0.3% of revenues in 2011. The decrease is attributable in part to a loss in sales of investment in associates and a provision no longer in effect for the suspension of our operations at El Toco mine at the Maria Elena facility.

Finance income

Finance income increased by 25.4% to US$29.1 million in 2012 from US$23.2 million in 2011, but remained stable as a percentage of revenues, representing 1.2% of revenues in 2012 as compared to 1.1% of revenues in 2011.

Finance expenses

Finance expenses increased by 37.7% to US$54.1 million in 2012 from US$39.3 million in 2011, but remained stable as a percentage of revenues, representing 1.8% of revenues in 2011 as compared to 2.1% of revenues in 2012. The increase in finance expenses was due to a net increase in indebtedness during 2012 and a decrease in capitalized interest related to ongoing capital expenditure projects as compared to 2011.

Equity income of associates and joint ventures accounted for using the equity method

Equity income of associates and joint ventures accounted for using the equity method increased by 11.9% to US$24.4 million in 2012 from US$21.8 million in 2011, but remained stable as a percentage of revenues, representing 1.0% of revenues both in 2012 and in 2011.

Foreign currency exchange differences

Losses from foreign currency exchange differences increased by 5.9% to a loss of US$26.8 million in 2012 from a loss of US$25.3 million in 2011, but remained stable as a percentage of revenues, representing 1.1% of revenues in 2012 as compared to 1.2% of revenues in 2011. Since most of our operations are in Chile, part of our costs of sales are related to the Chilean peso. Although we have an active hedging program and policy, we are subject to currency fluctuations. During 2012, the Chilean peso appreciated by 7.6% against the U.S. dollar.

Income tax expense

In 2012, income taxes were US$216.1 million, compared to income taxes of US$179.7 million in 2011. During 2012, the Chilean tax rate increased to 20%. The effective tax rate in 2012 was 24.7% compared with 24.5% in 2011. The difference between the statutory and effective tax rates is due primarily to royalty taxes on income.

Profit for the year

Profit for the year increased by 18.6% to US$657.4 million in 2012 from US$554.1 million in 2011, as a result of the foregoing factors.

Results of Operations – 2011 compared to 2010

Revenues

During 2011, we generated total revenues of US$2,145.3 million, a 17.2% increase compared to US$1,830.4 million in 2010.

The main factors causing the increase in revenues and the variation in the different product lines are described below:

Specialty plant nutrition

Specialty plant nutrition revenues for 2011 totaled US$721.7 million, a 19.5% increase compared to US$603.7 million in 2010. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2011	2010	% change
Potassium nitrate and sodium potassium nitrate	551.1	534.7	3%
Specialty blends	189.3	176.3	7%
Other specialty plant nutrients(*)	86.7	87.6	(1)%
Sodium nitrate	22.2	16.8	32%

* Includes trading of other specialty fertilizers.

Market sales volumes of fertilizer showed a significant improvement in 2011 over 2010 levels, and our specialty plant nutrition product line was no exception. The specialty plant nutrition market showed the same upward trend as the potash market. Additionally, tight supply issues in the potassium nitrate market created opportunities to increase sales volumes, and this, coupled with strong growth in demand in potassium, led to increased prices in 2011. North American and European markets were demand drivers during 2011.

Average prices in 2011 increased by 14% over average prices in 2010. We also had improved margins as a result of increased production from the highly efficient facility in Coya Sur.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2011 totaled US$454.5 million, a 43.7% increase compared to US$316.3 million in 2010. Set forth below are sales volume data for the specified years.

(in Th. MT)	2011	2010	% change
Iodine and its derivatives	12.2	11.9	3%

Iodine markets surpassed previous records and reached historical levels in 2011. Demand increased in most applications, but specifically in the X-ray contrast media market and for pharmaceutical uses. Weakened supply also had an impact on the iodine markets in 2011, driving spot prices to unprecedented highs. As a result of a strong demand recovery, together with a tightened availability from other suppliers, iodine prices increased substantially during 2011, and SQM saw an increase in average prices for iodine of almost 40%.

We continue to be a world leader in the iodine market, and we were uniquely positioned to take advantage of increased demands in the iodine markets and meet the shortfall in supply in 2011.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$183.4 million during 2011, a 21.6% increase as compared to US$150.8 million in 2010. Set forth below are sales volume data for the specified years.

(in Th. MT)	2011	2010	% change
Lithium and its derivatives	40.7	32.4	26%

The lithium market continued to grow in 2011, primarily due to growth in the rechargeable battery and lubricating grease markets. Lithium sales exceeded expectations in 2011. Prices in this product line remained relatively stable throughout 2011.

Potassium

Potassium revenues for 2011 totaled US$555.7 million, a 5.2% increase as compared to US$528.21 million in 2010. Set forth below are sales volume data for the specified years.

(in Th. MT)	2011	2010	% change
Potassium chloride & Potassium Sulfate	1,103.4	1,273.0	(13)%

The potassium chloride market continued to be robust in 2011, as farmers continued to be motivated to maximize yields and improve soil productivity through optimal fertilization. Additionally, world demand for commodity products continues to expand as the world population grows and the demand for more and better quality food increases.

Prices in the fertilizer market continued to increase over the course of 2011, and average prices in the potassium product line were 21% higher in 2011 as compared to 2010.

Industrial chemicals

Industrial chemicals revenues for 2011 totaled US$139.5 million, a 6.8% decrease from US$149.7 million in 2010. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2011	2010	% change
Industrial nitrates	181.2	198.9	(9)%
Boric acid	2.4	2.6	(9)%

Industrial chemical demand for traditional applications such as explosives, detergents and glass, among others, remained relatively stable in 2011 as compared to 2010. Average prices for industrial chemicals in 2011 saw a slight increase compared to 2010.

Other products and services

Revenues from sales of other commodity fertilizers and other products totaled US$90.5 million during 2011, a 10.6% increase compared to US$81.8 million in 2010.

Cost of sales

During 2011, cost of sales increased by 7.1% to US$1,290.5 in 2011 from from US$1,204.4 million in 2010, but decreased as a percentage of revenues, representing 60% of revenues in 2011 as compared to 66% of revenues in 2010. This cost of sales increase was mainly caused by higher energy prices and a stronger Chilean peso. Cost of sales includes, among others, the costs of depreciation and amortization.

Gross profit

Gross profit increased by 36.5% from US$626.0 million in 2010 to US$854.8 million in 2011. As a percentage of revenues, gross profit increased from 34.2% of revenues in 2010 to 39.8% of revenues in 2011. Gross margin increased mainly as a result of higher average prices of potash (approximately 20%) and iodine (approximately 40%) in 2011as compared to 2010.

Administrative expenses

Administrative expenses as a percentage of revenues remained unchanged in 2011 as compared to 2010. Administrative expenses were US$91.8 million in 2011 and US$78.8 million in 2010, representing 4.3% of revenues in both years.

Other expenses

Other expenses increased by 74.0% to US$63.0 million in 2011 from US$36.2 million in 2010. Other expenses represented 2.9% of revenues in 2011 as compared to 2.0% of revenues in 2010. The increase in other expenses is attributable in part to the recognition of depreciation of certain assets that we no longer use.

Other gains (losses)

Other gains (losses) increased to a gain of US$5.8 million in 2011 from a loss of US$7.0 million in 2010, but remained stable as a percentage of revenues, representing 0.3% of revenues in 2011 as compared to 0.4% of revenues in 2010. This increase is attributable in part to the provision relating to the temporary suspension of our operations at El Toco mine at the Maria Elena facility.

Finance income

Finance income increased by 79.8% to US$23.2 million in 2011 from US$12.9 million in 2010, but remained stable as a percentage of revenues, representing 1.1% of revenues in 2011 as compared to 0.7% of revenues in 2010. The increase was mainly due to an increase in cash and cash equivalents in 2011, together with higher investment yields in Chile in 2011.

Finance expenses

Finance expenses increased by 12.3% to US$39.3 million in 2011 from US$35.0 million in 2010, but remained stable as a percentage of revenues, representing 1.8% of revenues in 2011 as compared to 1.9% of revenues in 2010.

Equity income of associates and joint ventures accounted for using the equity method

Equity income of associates and joint ventures accounted for using the equity method increased by 103.7% to US$21.8 million in 2011 from US$10.7 million in 2010, but remained relatively stable as a percentage of revenues, representing 1.0% of revenues in 2011 as compared to 0.6% of revenues in 2010.

Foreign currency exchange differences

Losses from foreign currency exchange differences increased to a loss of US$25.3 million in 2011 from a loss of US$5.8 million in 2010, partly due to significant depreciations in the euro and South African rand. Although we have an active hedging program and policy, we are still subject to exchange rate fluctuations.

Income tax expense

In 2011, income tax expense increased by 69.5% to US$179.7 million, representing an effective consolidated tax rate of 24.5%, as compared to income tax expense of US$106.0 million in 2010. This increase was a result of an increase in the Chilean corporate tax rate from 17% in 2010 to 20% in 2011, as well as an increase in gross profit of 36.5% from 2010 to 2011.

Profit for the year

Profit for the year increased by 43.1% to US$554.1 million in 2011 from US$387.3 million in 2010, as a result of the foregoing factors.

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our financial currency for financial reporting purposes. A significant portion of our operating costs is related to the Chilean peso, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 24 of Financial Statements included in this Annual Report.

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments aiming to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2012, for hedging purposes we had open contracts to buy U.S. dollars and sell Euros for approximately US$310.1 million (EUR235million) and sell South African rand for approximately US$30.8 million (ZAR260.5 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$75.5 million (CH$36,237 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 515.2 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$245.21 million (CH$117,629 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately US$70.1million (CH$33,645million) hedging our fertilizer trading business in Chile.

5.B.      Liquidity and Capital Resources

As of December 31, 2012, we had US$568.5 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2012, we had unused uncommitted working capital credit lines amounting to US$530.0 million.

Shareholders’ equity increased from US$1,812.8 million as of December 31, 2011 to US$2,132.8 million as of December 31, 2012. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased from 1.08 as of December 31, 2011 to 1.02 as of December 31, 2012.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. As debt requirements also depend on the level of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require.

The table below sets forth our cash flows for 2012, 2011, and 2010:

(in millions of U.S. dollars)	2012	2011	2010
Net cash from (used in):
Net cash from operating activities	650.2	571.3	618.5
Net cash used in financing activities	(197.7)	(105.2)	(254.2)
Net cash used in investing activities	(562.9)	(516.2)	(236.8)
Effects of exchange rate fluctuations on cash and cash equivalents	(10.3)	(29.6)	21.5
Net increase (decrease) in cash and cash equivalents	(120.6)	(79.7)	149.0

We operate a capital-intensive business that requires significant investments in revenue-generating assets. Our growth strategy has included the purchase of production facilities and equipment and has also included the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash from operating activities, borrowings under credit facilities and issuance of debt securities.

Our capital expenditures, including the purchase of property, plant and equipment, amounted to approximately US$446.0 million in 2012. For 2013, we expect total capital expenditures of approximately US$500.0 million, which amount may be increased or decreased based on market conditions. See “Business—Business strategy—Capital expenditure program.”

We expect substantially all of the approximately US$500.0 million under our current capital expenditure program to be made in Chile. No external financing is required to finance the capital expenditure program for the 2013 period; however, we reserve the right to access capital markets in order to optimize its financial position.

Our other major use of funds is the payment of dividends. We paid dividends of US$334.8 million and US$277.3 million during 2012 and 2011, respectively. Our current dividend policy, as approved by shareholders, is to pay 50% of our profit for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of profit for each fiscal year.

Financing activities

Our current ratio (current assets divided by current liabilities) was 3.69 as of December 31, 2012. The following table sets forth key information about our outstanding long- and short-term debt as of December 31, 2012.

Debt Instrument(1)(2)	Interest rate	Issue date	Maturity date	Amortization
Series O Bond — UF 1.50 million	3.80%	Apr. 4, 2012	Feb. 1, 2033	Bullet
Series H Bond — UF 4 00 million	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Series C Bond — UF 2.1 million	4.00%	Jan. 24, 2006	Dec. 1 , 2026	Semiannual, beginning in 2007
5.50% Notes due 2020 — US$ 250 million	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
Series M Bond — UF 1.00 million	3.30%	Apr. 4, 2012	Feb. 1, 2017	Bullet
Bilateral loan — US$140 million	2.69%	Sep. 13, 2012	Sep. 13, 2017	Bullet
6.125% Notes due 2016 — US$ 200 million	6.13%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bilateral loan — US$40 million	1.52%	Oct. 6, 2011	Oct. 6, 2016	Bullet
Bilateral loan — US$50 million	1.26%	Oct. 12, 2011	Oct. 12, 2016	Semiannual, beginning in 2014
Bilateral loan — US$50 million	1.46%	Dec. 21, 2011	Dec. 21, 2016	Semiannual, beginning in 2014
Bilateral loan — US$50 million	1.62%	Oct. 19, 2012	Oct. 19, 2015	Bullet
Series G Bond — CH$21,000 million	7.00%	Jan. 13, 2009	Jan. 5, 2014	Bullet
Series I Bond — UF 1.50 million	3.00%	May. 8, 2009	Apr. 1, 2014	Bullet
Series J Bond — CH$52,000 million	5.50%	May. 8, 2009	Apr. 1, 2014	Bullet
Bilateral loan — US$50 million	1.54%	Sep. 12, 2011	Sep. 12, 2014	Bullet
Bilateral loan — US$20 million	1.04%	Apr. 19, 2012	Jan. 16, 2013	Bullet
Bilateral loan — US$20 million	1.03%	May 4, 2012	Feb. 28, 2013	Bullet
Bilateral loan — US$20 million	1.90%	May 15, 2012	May 10, 2013	Bullet
Bilateral loan — US$20 million	1.64%	Jun. 25, 2012	Jun. 20, 2013	Bullet
Bilateral loan — US$20 million	1.70%	Jun. 29, 2012	Jun. 24, 2013	Bullet
Bilateral loan — US$20 million	1.09%	Dec. 3, 2012	Aug. 30, 2013	Bullet

(1)	UF- and Ch$-denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.
(2)	Some floating rate bilateral loans are currently hedged to fixed rate loans using interest rate swaps.

As of December 31, 2012, we had total debt of US$1,599 million, compared to total debt of US$1,398.03 million as of December 31, 2011. Taking into account the effects of financial derivatives, our total debt amounted to US$1,498.39 million as of December 31, 2012 and US$1,341.93 million as of December 31, 2011. Of the total debt as of December 31, 2012, US$152.84 million was short-term debt. All of our UF and Ch$ local bonds, as of December 31, 2012, were hedged with cross-currency swaps to the U.S. dollar.

All of our long-term debt (including the current portion) as of December 31, 2012 was denominated in U.S. dollars, and all our UF and Ch$ local bonds were hedged with cross-currency swaps to the U.S. dollar.

From December 31, 2012 to the date of this Annual Report, we repaid or renewed the following debt:

•	On January 16, 2013, we repaid a short term bank loan, in the principal amount of US$20 million, with a term of nine months and an annual interest rate of approximately LIBOR + 0.72%, and we entered into a short term bank loan, in the principal amount of US$20 million, with a term of eight months and an annual interest rate of approximately LIBOR + 0.315%.

•	On February 28, 2013, we repaid a short term bank loan, in the principal amount of US$20 million, with a term of 10 months and an annual interest rate of approximately LIBOR + 0.72%, and we entered into a short term bank loan, in an amount of US$20 million with a term of nine months and an annual interest rate of approximately LIBOR 3M + 0.35%.

On April 3, 2013, we issued US$300 million 3.625% notes due 2023 the proceeds of which will be used to refinance existing debt and for general corporate purposes.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

The following table sets forth the maturities of our long-term debt by year as of December 31, 2012 (in millions of US dollars):

Maturity(1)	Amount
2013	7.14
2014	300.67
2015	97.14
2016	287.14
2017	194.74
2018	7.14
2019 and thereafter	568.92
Total	1,462.89

(1)	Only the principal amount has been included. For the UF- and Ch$-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2012, not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2012, a market value of US$100.6 million in favor of SQM.

Environmental Projects

In 2012, we made disbursements amounting to US$16.1 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2013 amounting to approximately US$14.9 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially designed additives for our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

For the years ended December 31, 2012, 2011 and 2010, we invested US$10.4, US$6.9 million, and US$5.8 million, respectively, on research and development activities.

5.D. Trend Information

Our revenues totaled US$2,429.2 million during 2012, representing an increase of 13.2% from revenues of US$2,145.3 million in 2011. Gross margin reached US$1,028.6 million (42.3% of revenues), 20.3% higher than gross revenues of US$854.8 million (39.8% of revenues) in 2011. Profit attributable to controlling interests increased by 18.9% to US$649.2 million in 2012, compared to US$545.8 million in 2011.

Our sales volumes in the specialty plant nutrition product line in 2012 decreased by 8.1% compared to 2011. The decrease was a result of increased supply in the market and low market growth mainly due to economic uncertainty in Europe, one of the most important markets for the product line. In general, the specialty plant nutrition markets are less volatile than commodity and fertilizer markets, but future improvement in this product line will depend on the behavior of the market for potassium based fertilizers such as potassium chloride. Potassium chloride is an important raw material in the production of potassium nitrate, a specialty fertilizer and, as a result, prices of the two products are related. We feel confident in the future of specialty plant nutrient market as food quality requirements increase, and land and fresh water scarcity impacts some parts of the world. We suspect market growth to be led primarily by potassium nitrate, and we believe we are prepared to meet the growing market demand in the future.

Our sales volumes in the iodine product line decreased by 10.0% in 2012, as a result of new supply by competitors in the market, and as we returned to normal operational inventory. This volume decrease was more than offset by prices that were more than 40% higher than the average prices in this product line during 2011, thus increasing margins in the iodine segment. This increase in average prices in 2012 was attributable to an increase in demand which was met by new supply in 2012, which stabilized average prices at higher levels compared to 2011. We continue to be a world leader in the iodine market, and these special market conditions have created unique opportunities for us. We expect to maintain our efforts to assure that world iodine needs are met in the future.

Our sales volumes in the lithium product line increased by 12% in 2012 compared to 2011. Along with increased sales volumes, we saw increased prices in this product line during 2012 when compared to 2011, resulting in increased margins in this product line by nearly 30%. The increase in sales volumes and prices were principally attributable to stronger demand and higher costs for marginal producers compared to 2011. We believe the lithium market is positioned to grow in the short and long term due to the development of new technologies, as well as strong growth in industrial applications. We expect world lithium production to increase in the near future, as a number of new projects have been announced and have begun procurement.

Our sales volumes in the potassium product line increased by almost 10% in 2012 compared to the prior year, as we took advantage of our developed distribution network. Our average prices in the potassium market remained relatively stable as compared to 2011. In the fourth quarter of 2012, the potassium market saw major contracts close at lower prices than seen earlier in 2012; during the first quarter of 2013, prices have remained stable. We expect market sales volumes to increase during 2013, but we expect that price pressures will have an impact on potassium revenues in the near term.

Our sales volumes in the industrial chemicals product line increased by 52% in 2012 compared to 2011. The increase was driven by new alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage. As a result of the uncertain financial situation in Europe and continued slow growth in the United States, the market has seen higher financing costs for projects in Europe and the United States. As a result, we anticipate some project delays which, in turn, we expect will have an impact on short term sales in the industrial chemicals product line. We remain confident in the long-term prospects in the solar thermal energy storage market, and expect to see industrial chemicals sales volumes in 2014 exceed volumes seen in 2013.

Our profit for the fourth quarter of 2012 declined by 10.8% from the comparable period in 2011 and was 14.2% lower than our profit for the third quarter of 2012, due principally to the decline in average prices in the potassium market during the fourth quarter of 2012, which affected our specialty plant nutrients product line and potassium product line, and decreased sales volumes in our iodine product line as a result of new supply by competitors in the market. Although potassium prices have remained stable in 2013 to date at the levels reached during the fourth quarter of 2012, we expect pressure on potassium prices to have an impact on our overall profits during the near term. The effect of the volume decrease in our iodine product line was partially offset by prices that were more than 40% higher for 2012 than the average prices in this product line during 2011. As mentioned above, increased supply entered the market in 2012, and we expect to see additional new supply in 2013.

5.E. Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, retained or contingent interests in transferred assets, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities, or any other obligations arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us or that engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2012:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt	1,599,037	152,843	366,946	539,814	569,434
Capital lease obligations	-	-	-	-	-
Operating leases	132,946	6,997	13,994	13,994	97,961
Purchase commitments (*)	127,484	127,484	-	-	-
Staff severance indemnities	34,839	-	-	-	34,839
Total Contractual Obligations and Commitments	1,894,306	287,324	350,940	553,808	702,234

(*) The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company.

5.G. Safe Harbor

The information contained in Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our by-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. Cumulative voting is allowed for the election of directors. At the annual ordinary shareholders’ meeting that took place on April 28, 2011, a new Board was elected, and their terms will expire in 2014. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. On April 05, 2013, Mr. Kendrick T. Wallace resigned from his position as Director of the Company. In light of this vacancy, we will hold elections for the entire board at the next regularly scheduled meeting of shareholders on or about April 25, 2013. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

Our directors as of the date of this Annual Report are as follows:

Name	Position and relevant experience	Current position held since
Julio Ponce L.(1)

Chairman of the Board and Director. Mr. Ponce is a Forestry Engineer with a degree from the Universidad de Chile. He joined SQM in 1981. He is also Chairman of the board of directors of the following corporations: Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A. and Soquimich Comercial S.A. He is the brother of Eugenio Ponce L.

September 1987
Wayne R. Brownlee

Vice Chairman of the Board and Director. Mr. Brownlee is Executive Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc. Mr. Brownlee earned degrees in Arts and Science and Business Administration from the University of Saskatchewan. He is on the board of directors of Great Western Brewing Company. He became a director of SQM in December 2001.

December 2001

Name	Position and relevant experience	Current position held since

Hernan Buchi B.

Director. Mr. Buchi is a Civil Engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a member of the board of directors of Quinenco S.A. Banco de Chile, S.A.C.I. Falabella and Madeco S.A., among others. He is also Chairman of the board of directors of Universidad del Desarrollo.

April 1993
Jose Maria Eyzaguirre B.

Director. Mr. Eyzaguirre is a lawyer and is a partner of the Chilean law firm Claro y Cía. He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985. In 1987, he obtained a Master’s Degree from New York University School of Law. He was admitted to the New York Bar in 1988. He is also a member of the board of directors of Gasoducto del Pacifico S.A., a transandean gas pipeline, Embotelladora Andina S.A., a bottler of The Coca Cola Company, and Chairman of the board of directors of Club de Golf Valle Escondido.

December 2001
Daniel Yarur E.

Director. Mr. Yarur is a businessman and an Information Engineer with a degree from the Universidad de Chile and holds an MS in Finance from the London School of Economics and an AMP from Harvard Business School. He is president of the Federación Deportiva Nacional Ajedrez Federado de Chile. Mr. Yarur was chairman of the Chilean Securities and Exchange Commission from 1994 to 2000 and was also chairman of the Council Organization of the Securities Regulators of America. He is also a professor in the Faculty of Economic and Administrative Sciences, Universidad de Chile and is currently studying for a PhD in philosophy at Pontificia Universidad Católica.

April 2003
Wolf von Appen	Director. Mr. Von Appen is an entrepreneur. He is currently a member of Centro de Estudios Publicos.	May 2005

Name	Position and relevant experience	Current position held since
Eduardo Novoa C.

Director. Mr. Novoa is an economist with a degree from the Universidad de Chile and holds a Master in Business Administration from the University of Chicago. He has held positions in business development, corporate level strategic direction and asset management at a number of Chilean and multinational companies, either as a member of the board of directors, chief development officer, country manager or CEO. Currently, Mr. Novoa provides strategic advisory services and is a member of the board of several private companies.

April 2008

Our executive officers as of the date of this Annual Report were as follows:

Name	Position and relevant experience	Current position held since
Patricio Contesse G.	Chief Executive Officer. Mr. Contesse is a Forestry Engineer with a degree from the Universidad de Chile. He joined SQM in 1981 as CEO, a position he held until 1982, and again in 1988 for one year. In the past, he has been CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A. He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile. Mr. Contesse is also a member of the board of directors of Soquimich Comercial S.A.	March 1990

Patricio de Solminihac T.	Chief Operating Officer and Executive Vice President. Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined SQM in 1988 as Business Development Vice President. Currently he is a member of the board of directors of Melon S.A. Mr. de Solminihac is also a member of the board of directors of Soquimich Comercial S.A.	January 2000

Name	Position and relevant experience	Current position held since
Matías Astaburuaga S.	General Counsel and Senior Vice President. Mr. Astaburuaga is a lawyer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Prior to joining SQM, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region.	February 1989

Ricardo Ramos R.	Chief Financial Officer and Business Development Senior Vice President. Mr. Ramos is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Mr. Ramos is also a member of the board of directors of Soquimich Comercial S.A.	November 1994

Jaime San Martín L.	Nueva Victoria Operations Senior Vice President. Mr. San Martín is a Transportation Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1995 as Project Manager. He became Metallic Mining Development Manager in 1997, and Development Manager in 1998, Business Development and Mining Property Vice President in 1999, Technical Senior Vice President in 2001, and Senior Vice President of Lithium Operations and Mining Affairs in January 2007. Since 2008, he has been the Senior Vice President of Nueva Victoria Operations (iodine and nitrates in the I Region of Chile).	March 2008

Eugenio Ponce L.	Senior Commercial Vice President. Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso. In 1981, he joined SQM as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. Currently he is a member of the board of directors of Soquimich Comercial S.A. and Vice Chairman of the board of directors of Pampa Calichera S.A.	March 1999

Name	Position and relevant experience	Current position held since
Carlos Díaz O.	Nitrates-Iodine Operations Senior Vice President. Mr. Diaz is an Industrial Civil Engineer with an engineering degree and an MBA from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division where he was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices and after four years took up the position of Logistics Manager.	June 2005

Pauline De Vidts S.	Safety, Health & Environment Senior Vice President. Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined SQM in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for these operations in 1998, and later Corporate R&D and Environmental Issues Vice President in 2001. Since 2005, she has overseen safety, health and environmental issues, and in 2011, she also began overseeing public affairs for SQM.	June 2005

Juan Carlos Barrera P.	Salar and Lithium Operations Senior Vice President. Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Tulane University and a Masters in Business Administration degree from Universidad de Chile. He joined SQM in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000, Corporate Supply Chain Vice president and, in 2006, General Manager of Soquimich Comercial S.A.	January 2007

Name	Position and relevant experience	Current position held since
Daniel Jiménez S.	Senior Vice President Human Resources, Corporate Services and Exploration Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Old Dominion University. He joined SQM in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for eight years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals.	May 2007

(1)	Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.
(2)	The individual beneficially owns less than one percent of the Company’s shares

6.B. Compensation

During 2012, directors were paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven directors), which was independent of attendance and the number of Board sessions. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2012, the Chairman received the equivalent of 0.35% of 2011 profit and each of the remaining seven directors received the equivalent of 0.04% of 2011 profit.

In addition, during 2012, members of the Directors’ Committee were paid UF 17 regardless of the number of sessions held by the Committee. Additionally, shareholders approved variable compensation for the 2012 fiscal year of an amount equal to 0.013% of 2011 profit for each Committee member. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

During 2012, the compensation paid to each of our directors, who served on the Board during the year, was as follows (amounts in Chilean pesos):

	SQM Board Meeting(Ch$)	SQM Committee (Ch$)	SQM Committee Meeting (Ch$)	Total (Ch$)
Julio Ponce L.	997,014,607	—	73,102,445	1,070,117,052
Wayne R. Brownlee	110,708,571	—	—	110,708,571
Hernan Buchi B.	119,752,858	39,123,095	—	158,875,953
Jose Maria Eyzaguirre B.	120,863,533	—	—	120,863,533
Daniel Yarur E.	120,894,895	—	—	120,894,895
Wolf Von Appen	110,708,571	40,964,854	—	151,673,425
Eduardo Novoa C.	119,780,195	39,132,389	—	158,912,584
Kendrick T. Wallace	110,708,571	—	—	110,708,571
Total	1,810,431,801	119,220,338	73,102,445	2,002,754,584

For the year ended December 31, 2012, the aggregate compensation paid to our 120 principal executives based in Chile was US$32.9 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

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

As of December 31, 2012, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$1.1 million per each movement of US$1 in the Series B common share price. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B common shares on the date as of which the bonuses are paid.

As of December 31, 2012, we had a provision related to all of the incentive programs in an aggregate of US$33.9 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM's current Directors has served in his or her respective office is provided in the discussion of each member of the board above in Item 6.A Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2014. The contracts of our executive officers are indefinite. On April 05, 2013, Mr. Kendrick T. Wallace resigned from his position as Director of the Company. As required by our by-laws and in light of this vacancy, we will hold elections for the entire board at the next regularly scheduled meeting of shareholders on April 25, 2013.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors' Committee – Audit Committee

As required by Chilean Law, during 2012, we had a Directors’ Committee (Comité de Directores) composed of three directors, which performs many of the functions of an audit committee. This Directors’ Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

As of December 31, 2012, our Directors’ Committee was comprised of three Directors: Mr. Buchi, Mr. Novoa and Mr. Von Appen. Each of the three members meet the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Novoa meets the requirements for independence. Our Directors’ Committee operates in accordance with article 50 bis of the Chilean Corporations Act, which provides that the Directors’ Committee will, among other things:

(a) examine and issue an opinion regarding the external auditor’s report including financial statements prior to its final presentation for approval at the ordinary shareholders meeting;

(b) propose to the Board the external auditors and the rating agencies that will be presented to the ordinary shareholders meeting;

(c) examine and elaborate a report concerning the operations covered by Title XVI of the Chilean Corporations Act, which relates to related party transactions; and

(d) examine the remuneration and compensation plans of the senior management.

Accordingly, the following were the main activities of our Directors’ Committee during 2012:

(a) analysis of unaudited financial reports;

(b) analysis of audited financial reports;

(c) analysis of reports and proposals submitted by external auditors, account inspectors and rating agencies, and recommendations to the Board of Directors regarding external auditors and rating agencies that could be designated by shareholders at the respective annual general shareholders meeting;

(d) analysis of tax and other non-audit services provided by external auditors for SQM and its subsidiaries in Chile and abroad;

(e) analysis of functions, objectives and working programs of the Internal Audit Department;

(f) analysis of SQM’s senior executives’ remuneration and compensation plans;

(g) analysis of the records relating to the transactions referred to in Title XVI of the Chilean Corporations Act;

(h) analysis of matters related to the Sarbanes-Oxley Act, especially regarding Section 404;

(i) analysis of matters related to IFRS and standards issued by U.S. standard-setter, the Public Company Accounting Oversight Board; and

(j) analysis of an internal control report.

On April 26, 2012, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During 2012, the Directors Committee did not incur any consulting expenses.

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

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.01	Listed companies must have a majority of independent directors.	There is no legal obligation to have a majority of independent directors on the Board but according to Chilean law, the Company's directors cannot serve as executive officers.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
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

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter

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

6.D. Employees

As of December 31, 2012, we had 5,643 permanent employees, 193 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.5 years.

	As of December 31,
	2012	2011	2010
Employees in Chile	5,450	4,720	4,073
Employees outside of Chile	193	182	254
Total employees	5,643	4,902	4.327

As of December 31, 2012, 67% of our permanent employees in Chile were represented by 24 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

In addition, we own all of the equity of Institución de Salud Previsional Norte Grande Limitada (“Isapre Norte Grande”), which is a health care organization that provides medical services primarily to our employees and Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A. (“Prestadora”), which is a hospital in María Elena. We make contributions to Isapre Norte Grande and to Prestadora in accordance with Chilean laws and the provisions of our various collective bargaining agreements, but we are not otherwise responsible for its liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits which we provide.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones. We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

Over 96% of our employees are employed in Chile, of which approximately 67% were represented by 24 labor unions as of December 31, 2012. As in previous years, during 2012, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2012, we had concluded advanced negotiations with 22 labor unions, which represent 96% of our total unionized workers, signing new agreements with each for durations of three years. We are in the process of negotiating collective labor contracts with the two remaining unions. We are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E. Share Ownership

SQM has been informed that Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons beneficially own through Pampa Calichera, Potasios de Chile S.A. (“Potasios”) and Inversiones Global Mining (Chile) Ltda. (“Global Mining”), a total of 84,135,095 shares, constituting 31.97% of SQM’s total shares. SQM has been advised that this beneficial ownership is based on the following: Mr. Ponce and related persons control 100% of the total shares of Inversiones SQYA S.A. (“SQYA”); SQYA controls 67.31% of the total shares of Norte Grande S.A. (“Norte Grande”); Norte Grande controls 76.34% of the total shares of Sociedad de Inversiones Oro Blanco S.A. (“Oro Blanco”); Oro Blanco controls 88.62% of the total shares of Pampa Calichera, and Potasios controls 10.07% of Pampa Calichera; Pampa Calichera and the related companies Global Mining and Potasios ultimately control 31.97% of SQM’s total common shares. The stake held by Mr. Ponce and related parties as of December 31, 2011 and 2010 was, respectively, 31.97% and 31.12% of SQM’s total shares.

Pampa Group and Kowa Group – which was the owner, directly and indirectly, of 2.08% of the total shares of SQM as of December 31, 2012, entered into a joint Performance Agreement on December 21, 2006, that allows them to currently control 34.05% of the total shares of SQM. As a result of this Agreement, the group lead by Mr. Julio Ponce L. indirectly controls 34.05% of the total shares of SQM and is, therefore, the Controller Group of SQM.

No director or executive officer other than Mr. Ponce owns more than 1% of each share class of the Company as of December 31, 2012. See Item 6. Directors, Senior Management and Employees—footnote (1).  Individual ownership has not been publicly disclosed.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
December 31, 2012	34.05%
December 31, 2011	34.05%
December 31, 2010	33.20%

Separately from any ownership interest held by the Controller Group, as of December 31, 2012, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones el Boldo Limitada and 100% of the shares of Inversiones RAC Limitada. Through these companies PCS owns 32% of the total shares of SQM.  For additional information regarding share ownership of the Company, see Item 7. below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of December 31, 2012 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the SVS and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	% total shares
Inversiones El Boldo Ltda.(1)	44,751,196	31.33%	17,571,676	14.60%	23.68%
Pampa Calichera(2)(3)	44,558,830	31.20%	9,003,799	7.48%	20.35%
The Bank of New York	—	—	46,559,106	38.68%	17.69%
Inversiones RAC Chile Ltda.(1)	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(3)	17,919,147	12.55%	—	—	6.81%

(1)	Potash Corporation of Saskatchewan (“PCS”) owns 100% of Inversiones El Boldo Limitada and 100% of Inversiones RAC Ltda., and, accordingly, is the beneficial owner of 84,222,887 of SQM’s shares, or 32.00% of SQM’s total shares. The stake held by PCS as of December 31, 2011 and 2010 was, respectively, 32.00% and 32.00% of SQM’s total shares.
(2)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.
(3)	SQM has been informed that Mr. Julio Ponce L., Chairman of the Board of SQM, and related persons beneficially own through Pampa Calichera, Potasios de Chile S.A. (“Potasios”) and Inversiones Global Mining (Chile) Ltda. (“Global Mining”), a total of 84,135,095 shares, constituting 31.97% of SQM’s total shares, of which 30.50% is held directly and 1.47% is in the custody of various brokers, including LarrainVial, Euro America, Tanner, and BCI Corredora. SQM has been advised that this beneficial ownership is based on the following: Mr. Ponce and related persons control 100% of the total shares of Inversiones SQYA S.A. (“SQYA”); SQYA controls 67.31% of the total shares of Norte Grande S.A. (“Norte Grande”); Norte Grande controls 76.34% of the total shares of Sociedad de Inversiones Oro Blanco S.A. (“Oro Blanco”); Oro Blanco controls 88.62% of the total shares of Pampa Calichera, and Potasios controls 10.07% of Pampa Calichera; Pampa Calichera and the related companies Global Mining and Potasios ultimately control 31.97% of SQM’s total common shares. The stake held by Mr. Ponce and related parties as of December 31, 2011 and 2010 was, respectively, 31.97% and 31.12% of SQM’s total shares.

On December 21, 2006, Pampa Calichera and Kowa executed a joint performance agreement that allows them to become the “controller group” of the Company, as such term is defined under Chilean law. We have been informed that, as of December 31, 2012, Mr. Julio Ponce L. and related persons beneficially owned, through Pampa Calichera and certain other companies, 31.97% of the shares of the Company. As of December 31, 2012, Kowa owned, directly and indirectly, 2.08% of the shares of the Company. As of December 31, 2012, pursuant to the joint performance agreement, the “controller group” led by Mr. Julio Ponce L. owned 34.05% of the total shares of the Company.

Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B common shares cannot exceed 50% of SQM’s issued and outstanding stock; shareholders of at least 5% of this series may call an ordinary or extraordinary shareholders’ meeting; and the director elected by this series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per series is limited to 37.5% of the subscribed shares of each series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of December 31, 2012, there are 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

7.B. Related Party Transactions

Title XVI of the Chilean Corporations Act regulates transactions with related parties for publicly held corporations and its related parties.

Articles 146 to 149 of the Chilean Corporations Act requires that our transactions with related parties (i) have as their purpose to contribute to SQM’s interests (ii) be on price, terms and conditions similar to those customarily prevailing in the market at the time of their approval and (iii) satisfy the requirements and procedures established by the Chilean Corporations Act. Violation of such articles may also result in administrative or criminal sanctions and civil liability may be sought by SQM, shareholders or interested third parties that suffer losses as a result of such violations.

In addition, article 89 of the Chilean Corporations Act requires that transactions between affiliates, subsidiaries or related parties of a sociedad anónima cerrada, such as some of SQM’s main affiliates and subsidiaries, shall also be on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate article 89 are liable for losses resulting from such violations.

With respect to SQM, operations with related parties include negotiations, proceedings, contracts or operations involving SQM and its controller, directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the by-laws or by the Directors’ Committee. Such operations may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

•    that the operation be informed to the Directors’ Committee and to the Board of Directors prior to its execution;

•    that the Board of Directors, excluding any Directors involved in the operation, approves the operation with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an extraordinary shareholders’ meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the operation. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such operation is in SQM’s interest;

•    that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting; and

•    that the agreement and the names of the directors who approved the same be reported at the next shareholders’ meeting. Infractions will not affect the validity of the operation but they will grant SQM or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the operation to SQM, and that such party indemnify for any corresponding damages.

However, the Board of Directors may authorize the following operations with related parties to be carried out without following such requirements and procedures, as long as such authorization is obtained in advance: (a) operations wherein the amount of the transaction is not significant or (b) operations that, according to the general policies on customary practices determined by the Board of Directors, are considered normal based on SQM’s business activities or (c) operations carried out between legal entities wherein SQM holds at least a 95% ownership interest in the counterpart.

We believe that we have complied with the applicable requirements of the referred articles in all transactions with related parties. Accounts receivable from and payable to related companies are stated in U.S. dollars and accrue no interest. Other than the above, transactions are made under terms and conditions that are similar to those offered to unrelated third parties. We further believe that we could obtain from third parties all raw materials now being provided by related parties that are not our affiliates. The provision of such raw materials by new suppliers could initially entail additional expenses.

In each case, terms and conditions vary depending on the transaction pursuant to which it was generated.

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates, which are described in Note 8.2 and 8.3 to the Consolidated Financial Statements (pages F-57 - F-61).

7.C. For additional information concerning our transactions with affiliates and other related parties, see Note 8 of the Consolidated Financial Statements. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1 See Item 18. Financial Statements

8.A.2 See Item 18. Financial Statements.

8.A.3 See Item 18. Financial Statements—Reports of Independent Registered Public Accounting Firm.

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 Export Sales

We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the location of the Company’s subsidiaries making such sales and does not necessarily reflect the final destination of the products sold.

The following is the composition of the consolidated sales for the periods ending on December 31:

US$	2012	2011	2010

Foreign sales	2,159,739	1,897,776	1,614,385
Total sales	2,429,160	2,145,286	1,830,413

% of foreign sales	88.91%	88.46%	88.20%

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

In October 2010, the City of Lindsay, California, named Sociedad Química y Minera de Chile S.A. (SQM) and SQM North America Corporation (SQMNA) as defendants in an action filed in the California Superior Court for Tulare County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. This case is pending in the trial court subject to the resolution of the Ninth Circuit Court of Appeals in the City of Pomona’s action.

SQM has not been served in either action. SQMNA and SQM (if it is legally served) intend to vigorously defend both actions.

We are party to various other lawsuits arising in the ordinary course of business. For more information on these lawsuits, see Note 16.1 to our Consolidated Financial Statements. Also see Item 3.D. Risk Factors—Risks Relating to our Business—Lawsuits and arbitrations could adversely impact us.

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

The dividend policy for 2012 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2011. At the Annual Shareholders’ Meeting held on April 26, 2012, SQM’s shareholders approved a payment of a definitive dividend in the amount of US$1.03679 per share. From this definitive dividend, the interim dividend amount of US$0.73329 per share was deducted. Payments for this dividend were made on May 09, 2012.

At the Annual Shareholders’ Meeting held on April 26, 2012, shareholders also agreed to pay and distribute a dividend equal to 50% of the distributable income corresponding to 2012. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent" less significant changes in the fair value of assets and liabilities that are not realized - and which correspond to earnings net of taxes that have been generated in relation to the acquisition of companies. Also, at the same meeting, shareholders agreed to the payment and distribution of an interim dividend. The interim dividend was paid on December 05, 2012 in the amount of US$0.94986 per share.

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

Dividends		Per Share	Per ADS (1)
Declared for the business year	Paid in	Ch$	US$

2007	2008	204.14	0.44459
2008 (interim)	2008	243.34	0.37994
2008	2009	515.90	0.85835
2009 (interim)	2009	191.32	0.37994
2009	2010	126.69	0.24137
2010 (interim)	2010	198.90	0.41794
2010	2011	142.40	0.30798
2011 (interim)	2011	376.99	0.73329
2011	2012	147.66	0.30350
2012 (interim)	2012	456.93	0.94986

(1)	The Series A ADRs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADSs changed from 10:1 to 1:1 on March 28, 2008. The calculation in the table for all periods is based on the ratio of 1:1.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Price History

The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADRs as reported by the NYSE, as the two main exchanges on which our shares are traded. On March 27, 2008, the Company voluntarily delisted its series A ADRs from the New York Stock Exchange. In addition, on March 28, 2008, a ratio change for the Company’s series B ADSs entered into effect, modifying the ratio of ordinary shares to series B ADSs from the previous ratio of 10:1 to a new ratio of 1:1.

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
2008	29,300	12,100	27,012	6,750			54.74	14.77
2009	22,000	16,000	21,839	14,319	-	-	40.18	23.84
2010	27,000	21,000	26,536	17,561	-	-	58.42	31.91
2011	30,000	25,000	30,787	23,495	-	-	66.60	45.86
2012	30,050	26,000	30,475	26,155			65.09	51.12

(b)	Last 8 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$

2011
First quarter	28,200	26,600	28,423	24,571	-	-	59.15	50.49
Second quarter	29,000	27,100	30,369	26,544	-	-	64.72	56.26
Third quarter	30,000	25,000	30,787	24,034	-	-	66.60	46.72
Fourth quarter	29,000	25,100	29,657	23,495	-	-	60.67	45.86

95

2012
First quarter	27,690	26,000	29,138	27,603	60.50	54.49
Second quarter	28,000	27,000	28,869	26,267	59.74	51.12
Third quarter	30,050	27,400	30,475	27,739	65.09	56.09
Fourth quarter	30,020	27,300	29,352	26,155	62.05	55.10

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADR
	Series A		Series B		Series A (2)		Series B (3)
	High	Low	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$	US$	US$
October 2012	30,020	30.000	29,352	27,678	-	-	62.05	57.22
November 2012	30,000	27,300	28,600	26,735			59.65	55.71
December 2012	27,400	27,300	27,667	26,155			57.83	55.10
January 2013	27,350	27,350	27,700	26,812			58.76	65.52
February 2013	27,350	25,990	27,390	25,729			57.83	54.23
March 2013	25,990	25,500	26,692	25,753			56,70	54.20

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)	Series B shares began trading on the New York Stock Exchange on September 20, 1993. Historical prices have been restated to reflect the change in the ratio of local shares to ADSs from 10:1 to 1:1, effective March 28, 2008.

As of December 31, 2012, there were 46,559,106 Series B ADRs outstanding. As of December 31, 2012, such ADRs represented approximately 17.69% of the total number of issued and outstanding shares of our Company.

9.B Plan Of Distribution

Not Applicable.

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

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses Of The Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

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

Disclosure of share ownership

The Company's By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

10.C. Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•	On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. This contract allowed for two three-year renewal options, at the option of SQM. The two options were exercised. As a result, the contract extends through March 16, 2016. Early termination of the contract is subject to payment of non-amortized investments.

•	On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract extends through March 20, 2017, and early termination is subject to penalties.

•	On January 13, 1998, SQM Nitratos S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract extends through January 31, 2013. Early termination of the contract is subject to payment of non-amortized investments.

•	On March 30, 2012, SQM S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract extends through December 31, 2030. Early termination of the contract is subject to an agreement between both parties, or in case of Force-Majeure extended for more than 12 months.

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A 'Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales' or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Foreign Investment Contract" was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Chapter XXVI", which addresses the issuance of ADRs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series A or B shares or Series A or B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series A and B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or not domiciled in Chile who withdraws Series A or Series B shares upon delivery of ADRs (such Series A and Series B shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of the Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.

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

Chapter XXVI and the Foreign Investment Contract provide that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series A shares and/or Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 5 banking business days within which to invest in Series A shares and/or Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series A shares and/or Series B shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into Chilean pesos. Series A shares and/or Series B shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADRs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series A shares and/or Series B shares.

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

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADRs by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile's Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600.

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

As of December 31, 2012, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million and US$250 million. On April 3, 2013, we issued US$300 million 3.625% notes due 2023 the proceeds of which will be used to refinance existing debt and for general corporate purposes. Additionally, we had outstanding bilateral loans through wholly owned subsidiaries in the amount of US$330 million, which were fully guaranteed by us.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E. Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in SQM ADRs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a ("foreign holder"). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The company distributed an interim dividend in December 2012 corresponding to the business year 2012. The dividend, paid in December 2012, was considered taxable, and the total tax retention rate was approximately 19.1%.

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADRs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADRs will not be subject to any Chilean taxes.

The tax basis of the shares received in exchange for ADRs (repatriation) will be the acquisition value of the shares. The shares exchanged for ADRs are valued at the highest price at which they trade on the Chilean Stock Exchange on the date of the exchange or on either of the two business days preceding the exchange. Consequently, the conversion of ADRs into the shares and the immediate sale of such shares at a price equal to or less than the highest price for Series A shares and/or Series B shares on the Chilean Stock Exchange on such dates will not generate a gain subject to Chilean taxation.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2012. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2012 or for any prior or future taxable year during which a U.S. Holder held shares or ADRs, such U.S. Holder of shares or ADRs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADRs).

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

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

Documents referred to in this form 20-F are available to the public at:

http://www.sec.gov/edgar/searchedgar/companysearch.html, CIK: 909037.

10.I. Subsidiary Information

See Item 4.C. Organizational Structure.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As explained elsewhere in this Annual Report, we transact our businesses in more than 110 countries, thereby rendering our market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

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

Interest Rate Risk. As of December 31, 2012, we had approximately 21% of our financial debt effectively priced at Libor, and therefore significant increases in the rate could impact our financial condition.

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results.

We have short and long term debt valued at LIBOR plus a spread. We are partially exposed to fluctuations of this rate, as we hold hedging derivative instruments to hedge a portion of our liabilities subject to LIBOR rate fluctuations.

As of December 31, 2012, approximately 21% of our current financial obligations were subject to LIBOR rate fluctuation and therefore, significant increases in the rate may impact our financial position. A 100 basis points variation in this rate may trigger variations in financial expenses of approximately US$3.1 million. Notwithstanding, this effect is significantly counter-balanced by the returns of our Company's investments that also relate to LIBOR.

In addition, as of December 31, 2012, our total financial debt is primarily long-term, with 8% of maturities less than 12 months, which decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2012, 2011 and 2010. Figures do not include our financial hedging positions for year-end:

	2012	2011	2010
	Th US$	Th US$	Th US$
Chilean pesos	(473,976)	(275,756)	(130,289)
Brazilian real	(1,421)	(1,500)	(1,638)
Euro	45,809	56,053	94,900
Japanese yen	954	1,876	1,206
Mexican pesos	652	(2,862)	(1,660)
South African rand	25,565	19,849	6,763
Dirhams	17,044	14,615	24,168
Other currencies	19,443	16,855	16,234
Total, net	(365,930)	(170,650)	9,684

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments aiming to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2012, for hedging purposes we had open contracts to buy U.S. dollars and sell Euros for approximately US$310.1 million (EUR235million) and sell South African rand for approximately US$30.8 million (ZAR260.5 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$75.5 million (CH$36,237 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 515.2 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$245.21 million (CH$117,629 million) and forward contracts to buy U.S. dollars and sell Chilean pesos for approximately US$70.1million (CH$33,645million) hedging our fertilizer trading business in Chile.

The information contained in Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

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

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Receipts (“ADR”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl.W., New York, NY 10286), as Depositary. Under the terms of the Deposit Agreement, an ADR holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of ADRs and the surrender of ADRs	$0.05 per share

Depositary Payments Fiscal Year 2012

The Depositary has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. In 2012, the Depositary reimbursed expenses related to investor relations for a total amount of US$94,912.00.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company's Executive management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to Exchange Act Rules 13(a)-15(b), as of the end of the period covered by this Annual Report. Based upon that evaluation, management with the participation of the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2012. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2012, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

PriceWaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PWC”), the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012. This attestation report appears on pages F-1 and F-2 under Item 18 Financial Statements.

(d) Changes in internal control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under Sarbanes-Oxley Act of 2002.

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

The full text of the code is available on our website at http://www.sqm.com in the Investor Relations section under “Corporate Governance”.

Amendments to, or waivers from one or more provisions of the code will be disclosed on our website.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table sets forth the amount of fees billed for each of the last two fiscal years by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”) for the 2012 and 2011 fiscal year, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of U.S. dollars).

	2012	2011
Audit fees	1,365	1,165
Audit-related fees	172	-
Tax fees	233	19
Other fees	65	-
Total fees	1,835	1,184

Audit fees in the above table are the aggregate fees billed by PwC in 2012 and 2011, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by PwC in 2012 and 2011 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

Total fees in the above table are fees billed by PwC in the amount of US$1.84 million in 2012, and in the amount of US$1.18 million in 2011.

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

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and there have been no disagreements of the type required to be disclosed by Item 16F (b).

ITEM 16G.   CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, please see "Item 6. Directors, Senior Management and Employees-C. Board Practices".

ITEM 16H.   MINE SAFETY AND DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18. Financial Statements.

ITEM 18.  FINANCIAL STATEMENTS

See Item 19.(a) for a list of all financial statements filed as part of this Form 20-F Annual Report.

ITEM 19.  EXHIBITS

(a) Index to Financial Statements

Reports of Independent Registered Public Accounting Firms	F-1
Consolidated Financial Statements:
Audited Consolidated Statements of Financial Position as of December 31, 2012 and 2011	F-4
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2012	F-6
Audited Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2012	F-8
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012	F-9

Notes to the Audited Consolidated Financial Statements	F-14
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

/s/ Ricardo Ramos

Ricardo Ramos R.

Chief Financial Officer and

Business Development Senior Vice President

Date: April 22, 2013

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Audited Consolidated Statements of Financial Position as of December 31, 2012 and 2011
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2012
Audited Consolidated Statement of Comprehensive Income for each of the three years in the period ended December 31, 2012
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012
Notes to the Audited Consolidated Financial Statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

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

/s/ PricewaterhouseCoopers

Santiago, Chile

April 22, 2013

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated statement of comprehensive income of Sociedad Química y Minera de Chile S.A. comprehensive income is the responsibility of the Company’s management. Our and subsidiaries (“the Company”) for the year ended December 31, 2010. This consolidated statement of responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the consolidated results of operations of Sociedad Química y Minera de Chile S.A. and subsidiaries for the year ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”)

ERNST & YOUNG LTDA.

Santiago, Chile, March 01, 2011

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As of December 31, 2012	As of December 31, 2011
		ThUS$	ThUS$
ASSETS
Current assets

Cash and cash equivalents	6.1	324,353	444,992
Current financial assets	9.1	316,103	169,261
Other non-financial assets	20	67,820	63,792
Trade and other accounts receivable	9.2	510,616	412,062
Trade receivables due from related parties	8.3	101,372	117,139
Inventories	7.0	896,236	744,402
Deferred tax assets	23.1	30,234	4,765
Total current assets		2,246,734	1,956,413

Non-current assets
Non-current financial assets	9.1	29,492	30,488
Other non-current non-financial assets	20	17,682	24,651
Trade receivables, non-current	9.2	1,311	1,070
Investments accounted for using the equity method	10.1	70,298	60,694
Intangible assets other than goodwill	11	24,013	4,316
Goodwill	11	38,388	38,605
Property, plant and equipment	12	1,988,290	1,755,042
Investment property	12	-	-
Deferred tax assets	23.4	223	304
Total non-current assets		2,169,697	1,915,170
Total assets		4,416,431	3,871,583

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, (continued)

	Note	As of December 31, 2012	As of December 31, 2011
		ThUS$	ThUS$
Liabilities and Equity
Liabilities
Current liabilities
Current financial liabilities	9.4	152,843	161,008
Trade and other accounts payable	9.5	207,944	183,032
Trade accounts payable due to related parties	8.3	19	873
Other current provisions	15.1	18,489	16,937
Current tax liabilities	23.2	23,624	75,418
Current accruals for employee benefits	13.1	33,974	30,074
Other current non-financial liabilities	15.3	172,200	161,961
Total current liabilities		609,093	629,303

Non-current liabilities
Non-current financial liabilities	9.4	1,446,194	1,237,027
Other non-current provisions	15.1	7,357	8,595
Deferred tax liabilities	23.4	125,445	98,594
Non-current accruals for employee benefits	13.1	40,896	33,684
Total non-current liabilities		1,619,892	1,377,900
Total liabilities		2,228,985	2,007,203

Equity	14
Share capital		477,386	477,386
Retained earnings		1,676,169	1,351,560
Other reserves		(20,772)	(16,112)
Equity attributable controlling interests		2,132,783	1,812,834
Non-controlling interest		54,663	51,546
Total equity		2,187,446	1,864,380
Total liabilities and equity		4,416,431	3,871,583

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

		Year ended December 31
	Note	2012	2011	2010
		ThUS$	ThUS$	ThUS$

Revenues	22.1	2,429,160	2,145,286	1,830,413
Cost of sales	22.2	(1,400,567)	(1,290,494)	(1,204,410)
Gross profit		1,028,593	854,792	626,003

Other income	22.3	12,702	47,681	6,545
Administrative expenses	22.4	(106,442)	(91,760)	(78,819)
Other expenses	22.5	(34,628)	(63,047)	(36,212)
Other gains (losses)	22.6	683	5,787	(6,979)
Income from operating activities		900,908	753,453	510,538
Finance income		29,068	23,210	12,930
Finance expenses		(54,095)	(39,335)	(35,042)
Equity income of associates and joint ventures accounting for using the equity method		24,357	21,808	10,681
Foreign currency exchange differences	18	(26,787)	(25,307)	(5,807)
Income before income tax expense		873,451	733,829	493,300
Income tax expense	23.4	(216,082)	(179,710)	(106,029)

Profit for the year		657,369	554,119	387,271
Profit attributable to
Controlling interests		649,167	545,758	382,122
Non-controlling interests		8,202	8,361	5,149
Profit for the year		657,369	554,119	387,271

The accompanying notes form an integral part of these consolidated financial statements.

F-6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME (continued)

		Year ended December 31
	Note	2012	2011	2010
		US$	US$	US$
Earnings per common share

Basic earnings per share (US$ per share)	17	2.47	2.07	1.45

Diluted common shares

Diluted earnings per share (US$ per share)	17	2.47	2.07	1.45

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31
	2012	2011	2010
	ThUS$	ThUS$	ThUS$

Statement of comprehensive income

Profit for the year	657,369	554,119	387,271
Components of other comprehensive income before taxes
Gain (loss) from foreign currency translation differences	982	(2,890)	663
Cash flow hedges
Loss from cash flow hedges	(7,872)	(1,241)	(1,474)
Actuarial gains (losses) from defined benefit plans	711	(918)	1,020
Other	-	(1,677)	-
Comprehensive income before income tax	(6,179)	(6,726)	209

Income taxes associated with other comprehensive income	1,580	218	251

Other comprehensive income (loss)	(4,599)	(6,508)	460

Total comprehensive income	652,770	547,611	387,731

Comprehensive income attributable to
Controlling interests	644,507	539,359	382,215
Non-controlling interest	8,263	8,252	5,516
Total comprehensive income	652,770	547,611	387,731

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
	2012 ThUS$	2011 ThUS$	2010 ThUS$

Cash flows from operating activities

Profit for the period	657,369	554,119	387,271
Adjustment to reconcile profit for the period

Adjustment for decreases (increases) in inventories	(167,826)	(147,238)	26,545
Adjustment for decreases (increases) in trade receivables	(52,993)	(135,401)	(18,266)
Adjustment for increases in other receivables from operating activities	(57,300)	(37,393)	(21,614)
Adjustment for increases in trade payables	(49,025)	(44,566)	(84,731)
Adjustment for increases in other payables from operating activities	(204,067)	(72,976)	(12,083)
Adjustment for depreciation and amortization	196,158	195,897	143,940
Adjustment for provisions	33,657	23,055	9,927
Adjustment for income tax expense	216,082	179,710	106,029
Adjustment for unrealized foreign currency translation loss	26,787	25,307	5,807
Adjustment for undistributed profit from associates	(24,357)	(21,808)	(10,681)
Other adjustments	67,044	50,689	91,259

Reconciling adjustments	(15,840)	15,276	236,132

Net cash flows provided by operating activities	641,529	569,395	623,403

Dividends received	15,126	4,299	1,774
Interest paid	(6,449)	(2,349)	(6,655)
Net cash flows provided by operating activities	650,206	571,345	618,522

Cash flows used in investing activities

Cash flows from changes in ownership interest in subsidiaries and investments	961	5,736	-
Payments to acquire interest in joint ventures	(197)	(4,909)	(3,500)
Loans to related parties	(4,000)	-	-
Proceeds from the sale of property, plant and equipment	2,050	43,231	1,433
Acquisition of property, plant and equipment	(445,984)	(501,118)	(335,997)
Cash advances and loans granted to third parties	(623)	83	1,275
Net (purchases) sales of short term financial assets	(115,092)	(59,251)	99,980
Net cash used in investing activities	(562,885)	(516,228)	(236,809)

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

		Year ended December 31
	Note	2012 ThUS$	2011 ThUS$	2010 ThUS$

Cash flows used in financing activities

Proceeds from the issuance of long-term loans		366,502	550,000	564,000
Repayment of loans		(220,000)	(370,000)	(632,540)
Dividends paid		(334,762)	(277,334)	(175,539)
Other cash outflows		(9,437)	(7,862)	(10,156)
Net cash used in financing activities		(197,697)	(105,196)	(254,235)

Net increase (decrease) in cash and cash equivalents before the effect of changes in exchange rates		(110,376)	(50,079)	127,478

Effects of exchange rate fluctuations on cash and costs equivalents		(10,263)	(29,581)	21,535
Net increase (decrease) in cash and cash equivalents		(120,639)	(79,660)	149,013

Cash and cash equivalents at beginning of period		444,992	524,652	375,639

Cash and cash equivalents at end of period	6	324,353	444,992	524,652

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other reserves	Subtotal other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2012	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Profit	-	-	-	-	-	-	649,167	649,167	8,202	657,369

Other comprehensive income (loss)	-	921	(6,292)	711	-	(4,660)	-	(4,660)	61	(4,599)

Comprehensive income (loss)	-	921	(6,292)	711	-	(4,660)	649,167	644,507	8,263	652,770

Dividends declared	-	-	-	-	-	-	(324,558)	(324,558)	(5,146)	(329,704)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	921	(6,292)	711	-	(4,660)	324,609	319,949	3,117	323,066

Equity as of December 31, 2012	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other reserves	Subtotal other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2011	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Profit (loss)	-	-	-	-	-	-	545,758	545,758	8,361	554,119

Other comprehensive income (loss)	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	-	(6,399)	(109)	(6,508)

Comprehensive income (loss)	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	545,758	539,359	8,252	547,611

Dividends declared	-	-	-	-	-	-	(349,329)	(349,329)	(3,706)	(353,035)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	-	(1,016)	(1,016)

Increase (decrease) in equity	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	196,429	190,030	3,530	193,560

Equity as of December 31, 2011	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Subtotal Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Restated opening balance of equity	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Profit (loss)	-	-	-	-	-	382,122	382,122	5,149	387,271

Other comprehensive income (loss)	-	296	(1,223)	1,020	93	-	93	367	460

Comprehensive income (loss)	-	296	(1,223)	1,020	93	382,122	382,215	5,516	387,731

Dividends declared	-	-	-	-	-	(178,164)	(178,164)	-	(178,164)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(3,197)	(3,197)

Increase (decrease) in equity	-	296	(1,223)	1,020	93	203,958	204,051	2,319	206,370

Equity as of December 31, 2010	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

The accompanying notes form an integral part of these consolidated financial statements.

.

Notes to the consolidated financial statements as of December 31, 2012

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification N° 93.007.000-9. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 on June 22, 1968 by the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 N° 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (“SVS”) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Former Florencia office w/n - Sierra Gorda, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 5 Norte Highway - Pozo Almonte, Pampa Yumbes w/n - Tal-tal.

1.3	Codes of main activities

The codes of the main activities as established by the SVS include codes:

-	1700 Mining
-	2200 Chemical products
-	1300 Investment

1.4	Description of the nature of operations and main activities

The Company´s products are mainly derived from mineral deposits found in northern Chile, where the Company mine and processes caliche ore and brine deposits. The caliche ore in northern Chile is the world’s largest commercially exploited source of natural nitrates and contains the only known nitrate and iodine deposits in the world. The Brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

Notes to the consolidated financial statements as of December 31 2012

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From the Company´s caliche ore deposits, the Company produces a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, its extracts brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). The Company produces lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from solutions delivered from the Salar de Atacama. The Company markets all of these products through an established worldwide distribution network, in more than 100 countries worldwide and generate most of its revenue from foreign countries.

The Company´s products are divided into six categories, which are also classified as operating segments: specialty plant nutrition, iodine and derivatives, lithium and derivatives, industrial chemicals, potassium, and other products and services, each of which is described below.

Specialty plant nutrients: This segment is characterized by being closely related to its customers for which we employ specialized staff who provide expert advice in best practices for fertilization according to each type of crop, soil and climate. Within this segment, potassium derivative products and specially potassium nitrate have a leading role in their contribution to crop development ensuring improvements in post-crop life, in addition to improving quality, flavor and fruit color. Potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine and derivatives: The Company is the largest producer of iodine in the world, which is a product widely used in the pharmaceutical, technology and nutrition industries. Additionally, iodine is used as X-ray contrast media and polarizing film for LCD displays.

Lithium and derivatives: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to address challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for electric vehicles, but is also used in industrial applications to lower melting temperature and to help reduce energy costs.

Notes to the consolidated financial statements as of December 31 2012

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals products are used as supplies for a number of production processes. SQM has more than 30 years of experience participating in this segment producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased in importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though it does not form part of the plant’s structure, has a significant role for developing basic crop functions, improving quality, increasing post-crop life, improving flavor, its amount of vitamins and its physical appearance. This segment also includes potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama.

Other products and services: Includes revenues from commodities, provision of services, interest, royalties and dividends.

1.5	Other background

Employees

As of December 31, 2012 and 2011, the Company’s permanent employees were 5,643 and 4,902, respectively.

Notes to the consolidated financial statements as of December 31 2012

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below provides certain information about the beneficial ownership of shareholder with more than 5% of outstanding which Series A and Series B shares of SQM as of December 31, 2012 and 2011. The information below is derived from the Company´s records and reports controlled by Central Securities Depository and reported to the SVS and the Chilean Santiago Stock Exchange.

Shareholders as of 12/31/2012	Number of Series A shares with ownership	% of Series A shares	Number of Series B shares with ownership	% of Series B shares B	Total % of shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,558,830	31.20%	9,003,799	7.48%	20.35%
The Bank of New York	-	-	46,559,106	38.68%	17.69%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	17,919,147	12.55%	-	-	6.81%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	-	-	4,579,293	3.80%	1.74%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Santander on behalf of foreign investors	-	-	3,238,105	2.69%	1.23%
Banco de Chile for other non residents	-	-	3,082,612	2.56%	1.17%

(*) Total Pampa Group 30.50%

Shareholders as of 12/31/2011	Number of Series A shares with ownership	% of Series A shares	Number of Series B shares with ownership	% of Series B shares B	Total % of shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	12,241,799	10.17%	21.66%
The Bank of New York	-	-	42,036,912	34.92%	15.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	18,179,147	12.73%	156,780	0.13%	6.97%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banchile Corredores de Bolsa S.A.	136,919	0.10%	4,890,193	4.06%	1.91%
Corpbanca Corredores de Bolsa S.A.	11,189	0.01%	4,264,250	3.54%	1.62%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Itau on behalf of investors	-	-	3,693,080	3.07%	1.40%

(*) Total Pampa Group 31.97%

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Bases of presentation for consolidated financial statements (continued)

2.1	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The accounting policies used in the preparation of these consolidated Financial Statements are described below and comply with each IFRS in force at their date of presentation.

2.2	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current financial liabilities are carried at amortized cost;
-	financial derivatives are presented at fair value; and
-	staff severance indemnities and pension commitments are recorded at actuarial value.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Bases of presentation for consolidated financial statements (continued)

2.3	Accounting pronouncements

Accounting pronouncements

At the date of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB for which term application date is not yet effective.

	Standards	Mandatory application for periods beginning:
IAS 19	Employee Benefits	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Associates and Joint Ventures	January 1, 2013
IFRS 9	Financial Instruments	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

IAS 19 Revised “Employee Benefits”

Issued in June 2011, supersedes IAS 19 (1998). This revised standard amends the recognition and measurement of defined benefit plan expenses and termination benefits. Additionally, it includes amendments to disclosures of all employee benefits.

IAS 27 “Separate Financial Statements”

Issued in May 2011, supersedes IAS 27 (2008). The scope of this standard is restricted solely to separate financial statements, given that the aspects linked to the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is allowed together with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

IAS 28 "Associates and Joint Ventures"

Issued in May 2011, supersedes IAS 28 (2003). It includes the requirements for associates and joint ventures that have to be equity accounted following the issue of IFRS 11.   Its early adoption is allowed together with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

IFRS 9 “Financial Instruments”

Issued in December 2009, amends the classification and measurement of financial assets.

Subsequently, this standard was amended in November 2010 to include the treatment and classification of financial liabilities. Early adoption is permitted.

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, supersedes SIC 12 “Consolidation – Special Purpose Entities” and portions of IAS 27 “Consolidated Financial Statements”. It establishes clarifications and new parameters for the definition of control, as well as the preparation of consolidated financial statements. Its early adoption is permitted together with IFRS 11, IFRS 12 and amendments to IAS 27 and IAS 28.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Bases of presentation for consolidated financial statements (continued)

2.3	Accounting pronouncements, continued

IFRS 11 “Joint Arrangements”

Issued in May 2011, supersedes IAS 31 “Interests in Joint Ventures” and SIC 13 “Joint Controlled Entities”. Its amendments include the elimination of the concept of jointly-controlled assets and the possibility of proportional consolidation of entities under common control. Its early adoption is permitted together with IFRS 10, IFRS 12 and amendments to IAS 27 and IAS 28.

IFRS 12 “Disclosure of Interests in Other Entities”

Issued in May 2011, is applicable for entities with investments in subsidiaries, joint ventures and associates. Its early adoption is permitted together with IFRS 10, IFRS 11 and amendments to IAS 27 and IAS 28.

IFRS 13 “Fair Value Measurement”

Issued in May 2011, gathers in one single standard the method for measuring fair value of assets and liabilities and disclosures required for this purpose and incorporates new concepts and clarifications for measurement.

	Improvements and Amendments	Mandatory application for:
IAS 1	Presentation of Financial Statements	July 1, 2012
IFRS 7	Financial Instruments: Information to be disclosed	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2014
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2013
IAS 34	Intermediate Financial Information	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Agreements	January 1, 2013
IFRS 12	Disclosures of participation in other entities	January 1, 2013

IAS 1 “Presentation of Financial Statements”

Issued in June 2011, the main amendment is that it requires that items in Other Comprehensive Income must be classified and grouped by assessing whether they will be reclassified to subsequent periods. Early adoption of the new classification requirements is permitted.

IFRS 7 “Financial Instruments: Information to be disclosed”

Issued in December 2011. Improves disclosures of compensation of financial assets and liabilities, in order to increase the convergence between IFRS and Generally Accepted Accounting Principles in the United States. These disclosures are centered on quantitative information related to financial instruments, which are included in the consolidated financial statements. Its early adoption is permitted.

IAS 32 “Financial Instruments: Presentation”

Issued in December 2011. Explains the requirements for the compensation of financial assets and liabilities. Specifically, it indicates that the right to compensation must be available as of the date of the financial statements and not dependent on a future event. The right to compensation also must be legally binding for the counterparty in the normal course of the business, as well as in cases of non payment, insolvency, or bankruptcy. Its early adoption is permitted.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Bases of presentation for consolidated financial statements (continued)

IAS 16 “Property, Plant, and Equipment”

Issued in May 2012. Clarifies that spare parts and service equipment should be classified as Property, Plant, and Equipment, instead of inventories, whenever it meets the definition of Property, Plant, and Equipment.

IAS 32 “Presentation of Financial Instruments”

Issued in May 2012. Clarifies that the treatment of income taxes related to equity distributions and transaction costs.

IAS 34 “Intermediate Financial Information”

Issued in May 2012. Clarifies the requirements to present assets and liabilities by segments, during interim periods, confirming the same requirements applicable to the annual financial statements.

IFRS 10 Consolidated Financial Statements, IFRS 11 “Joint Agreements”, IFRS 12 Disclosures of participation in other entities”

Issued in June 2012. Clarifies that it is necessary to apply these standards on the first day of the annual period in which the regulations are adopted. Therefore, it could be necessary to make modifications to comparative information presented in such periods, if the evaluation of control over investments results in that recognized according to IAS 27/SIC 12.

Management is currently evaluating the adoption of the standards, amendments and interpretations described above; however, they are not expected to have a significant impact on the consolidated financial statements.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.4	Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States Dollars (“U.S. Dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the primary economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. Dollar.

The conversion of the financial statements of foreign subsidiaries with functional currency other than the U.S. Dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using average exchange rates for the year.
-	Equity accounts are stated at the historical exchange rate on the transaction date.

Foreign currency translation differences which arise from the conversion of financial statements of subsidiaries are recorded in the account “Foreign currency translation differences" within equity.

(b)	Basis of conversion

Domestic subsidiaries:

Assets and liabilities denominated in Chilean Pesos and other currencies other than the U.S. Dollar as of December 31, 2012 and December 31, 2011 have been translated to U.S. Dollars at the exchange rates prevailing on those dates. The corresponding Chilean Pesos were converted at Ch$479.96 and Ch$519.20 per US$1.00 as of December 31, 2012 and 2011 respectively.

The values of the UF (a Chilean Peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2012 amounted to Ch$22,840.75 (US$47.59) and Ch$22,294.03 (US$42.94) as of December 31, 2012 and 2011 respectively.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.4	Transactions in foreign currency, (continued)

Foreign subsidiaries

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currencies at the closing date of each period in respect to the U.S. Dollar are as follows:

	12/31/2012	12/31/2011
	US$	US$

Brazilian Real	2.04	1.88
New Peruvian Sol	2.75	2.77
Argentinean Peso	4.92	4.30
Japanese Yen	86.58	77.74
Euro	0.76	0.77
Mexican Peso	12.99	13.98
Australian Dollar	1.05	1.03
Pound Sterling	0.62	0.64
South African Rand	8.47	8.10
Ecuadorian Dollar	1.00	1.00
Chilean Peso	479.96	519.20
UF	47.59	42.94

(c)	Transactions and balances

Non-monetary transactions and balances denominated in a currency other than the U.S. Dollar are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate of the functional currency prevailing at the closing date of the Consolidated Statement of Financial Position. All differences are recorded to the Statement of Income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in Other Comprehensive Income upon the disposal of the investment, at which time they are recognized in the Statement of Income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in Other Comprehensive Income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.4	Transactions in foreign currency, continued

(d)	Group entities

The profit or loss, assets and liabilities of all entities with a functional currency other than the U.S. Dollar are translated to the presentation currency as follows:

-	Assets and liabilities are translated at the closing date exchange rate as of the date of the Consolidated Statement of Financial Position.
-	Income and expenses are translated at average exchange rates for the year.
-	All resulting foreign currency exchange differences are recognized in the foreign currency translation difference reserve in Equity.

In consolidation, foreign currency exchange differences which arise from the conversion of a net investment in foreign entities are recorded Equity (other reserves). At the disposal date, these exchange differences are recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale.

2.5	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all entities over which the Company has the ability to govern financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The Company also assesses the existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstance where the size of the group’s voting rights relative to the size and dispersion of the holdings of other shareholders give the Company power to govern the financial and operating policies.

Subsidiaries are consolidated from the date in which control is transferred to the Company and are excluded from consolidation on the date in which this control ceases to exit.

Intercompany transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from intercompany transactions that are recognized in assets are also eliminated. All subsidiaries apply the same accounting policies as described in Note 3.

Non-controlling interest represent the portion of a subsidiary’s net assets and operating results not owned directly or indirectly by the parent company.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of	Functional	12/31/2012			12/31/2011
TAX ID No.	Subsidiaries	Origin	Currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. De C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of	Functional	12/31/2012			12/31/2011
TAX ID No.	Subsidiaries	Origin	Currency	Direct	Indirect	Total	Total
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.(a)	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
96.801.610-5	Comercial Hydro S.A	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9974	99.9974

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of	Functional	12/31/2012			12/31/2011
TAX ID No.	Foreign subsidiaries	Origin	Currency	Direct	Indirect	Total	Total
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria Ltda.(b)	Chile	US$	-	-	-	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (c)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A. (d)	Chile	Chilean peso	0.0000	60.6377	60.6377	60.6377

(a)	On December 14, 2011, Fertilizantes Naturales S.A. changed its legal name to SQM Iberian S.A.
(b)	Effective November 30, 2012, this entity was merged with SQM Potasio S.A.
(c)	Comercial Agrorama Ltda. is consolidated as the Company has control through its subsidiary Soquimich Comercial S.A.
(d)	This subsidiary was incorporated on April 7, 2011.

Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

(b)	Equity accounted investments

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are accounted for using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity. Under the equity method, the investment is initially recognize at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the investee after the acquisition date. The Company’s investments include goodwill identified upon acquisition.

The Company’s share of post acquisition profit or loss is recognized in the Statement of Income. When the Company’s share of losses in an investee equals or exceeds its interest, the Company does not recognize further losses unless it has incurred a legal or constructive obligations or made payments on behalf of the investee.

The Company determines at each reporting date whether there is any objective evidence that the investments are impaired. If impaired, the Company recognizes an impairment loss in the Statement of Income as the difference between the recoverable amount of the investee and its carrying value.

Unrealized profits and losses resulting from transactions with investees are recognized in the consolidated financial statements to the extent of unrelated investor’s interest in the investee. Unrealized losses are eliminated unless the transaction provides evidence of loss from impairment of the assets transferred. The reporting dates and accounting policies of the investees are consistent with those adopted by the Company.

2.6	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker “CODM”. The CODM, who is responsible for allocating reserves and assessing performance of the operating segments, has been identified as a committee comprised of the Chief Executive Officer, and the Executive Vice President & Chief Operating Officer. The following operating segments are based on the information provided to the CODM and the organizational structure of the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

2.7	Significant accounting judgments, estimates and assumptions

Significant accounting judgments, estimates and assumptions by management to prepare these consolidated financial statements include:

Notes to the consolidated financial statements as of December 31 2012

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations of certain assets, including trade and other accounts receivables.
-	Assumptions used for impairment the actuarial calculation of liabilities for employee pensions and staff severance indemnities.
-	Inventory provisions allowances on slow-moving obsolete in inventories.
-	Future costs for and the timing of the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative financial instruments.
-	The determination and allocation of fair values in business combinations.

Although these estimates have been made considering information available as of the date of preparation of these consolidated financial statements, it is possible that future events may require their modification. Changes would be recorded prospectively, recognizing the effects of any changes in estimates in future consolidated financial statements. There have been no significant changes in the methodology or assumptions used in these estimates.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies

3.1	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to low risk of change in value, with original maturities of three months or less from the date of acquisition.

3.2	Financial assets

The Company classifies its financial assets under the following categories: at fair value through profit or loss, loans and trade receivables, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose for which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

At each reporting date management assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of assets is deemed to be impaired if and only if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset or group of assets (a “loss event”) and that loss event or events has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets under this category are classified as current assets if expected to be settled within 12 months, and their changes in fair value are directly recognized in profit or loss.

(b)	Loans and trade receivables

Loans and trade receivables are non-derivative financial assets with fixed or determinable payments not quoted in any active market. These are included in current assets, except for maturities greater than 12 months from the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables consist of “trade and other accounts receivable” and “cash and cash equivalents” in the Statement of Financial Position (notes 6.1 and 9.2).

(c)	Financial assets held to maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed or determinable payments and fixed maturities which management has the positive intention and ability of holding to maturity. If a significant amount of financial assets held to maturity were to be sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

3.3	Financial derivatives and hedge transactions

Derivatives are recognized initially at fair value as of the date in which the derivative contract is entered into and subsequently remeasured at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as a hedge instrument and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

(a)	Fair value hedges of recognized assets and liabilities or firm commitments (fair value hedges).

(b)	Hedging a forecasted risk associated with a recognized asset or liability or a highly possible forecasted transaction (cash flow hedge).

At hedge inception, the Company documents the relationship between hedging instruments and hedged items, as well as their risk management objectives, and the strategy for undertaking different hedging transactions. The Company also documents its evaluation both at hedge inception and at each reporting period, whether derivatives used in hedging transactions are highly effective in offsetting changes in fair values or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3. (Hedge assets). Movements in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining hedged item is more than 12 months, and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months. Other derivatives are classified as a current asset or current liability, with the change in their fair value recognized directly in profit or loss.

(a)	Fair value hedge

Changes in the fair value derivatives that are designated and qualify as fair value hedges are recorded to profit or loss, as applicable. The change in the fair value of the hedged asset or liability attributable to hedged risk is also recognized in profit or loss.

For fair value hedges related to assets or liabilities recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized to profit or loss at its fair value attributable to the hedged risk.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

If the hedge no longer meets the criteria for hedge accounting, the fair value not amortized is immediately recognized in profit or loss.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other reserves within equity. The gain or loss related to the ineffective portion is immediately recognized in profit or loss.

Amounts accumulated in equity are reclassified to profit or loss in periods when the hedged item affects profit or loss, such as when the hedged interest income or expense is recognized, or when a forecasted transaction occurs. When the hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any amounts previously recognized in equity are maintained in equity until the expected firm transaction is ultimately recognized in profit or loss.

3.4	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These receivables arise from sales involving products and services to customers.

These assets are initially recognized at their fair value, which is equivalent to their face value, and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect amounts which are owed to it according to the original terms of receivables.

3.5	Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined based on the weighted average method. The cost of finished goods and products-in-process includes direct costs of materials, direct labor, and other direct costs and related overheads incurred to transform raw materials into finished products, including expenses incurred in transporting inventories to their current location and condition. Net realizable value represents is the estimated sales price in the ordinary course of business less all estimated costs expected to be incurred in the sales and distribution process.

The Company evaluates the net realizable value of inventories at the end of each reporting period, recording a provision with a charge to income when circumstances are warranted. When the circumstances previously causing the reserve cease to exist, or when there is

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices, the previous estimate is modified accordingly. Provisions on the Company's inventories are made based on a technical studies covering the different variables affecting finished products such as density and humidity, among other factors.

Raw materials, and supplies for production inventories are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the weighted average cost method.

3.6	Intangible assets

Intangible assets consist of goodwill, water rights, rights of ways related to electric lines, and computer software licenses.

(a)	Goodwill

Goodwill represents the excess of the consideration transferred over the net fair value of assets acquired and liabilities assumed in the acquisition of subsidiaries.

For purposes of impairment testing, goodwill acquired in a business combination is allocated to each cash generating unit “CGU”, which is expected to benefit from the synergies of the combination. Each CGU to which goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are conducted annually, or more frequently if events or changes in circumstances indicate a potential for impairment. The carrying value of goodwill is compared to its recoverable amount, which is the higher of value in use and the fair valueless cost to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Water rights

Acquired water rights represent water from natural sources and are recorded at acquisition cost. Depending on the contractual terms, water rights can be granted on a perpetual basis or be subject to a fixed term. Water rights with a contractual fixed term are amortized over the life of the agreement. Water rights granted on a perpetual basis are not amortized; however, they are subject to an annual impairment assessment.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company acquires rights of ways in order to install wires for electric lines on third party land. Amounts paid are capitalized and charged to income according to their contractual lives.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

(d)	Computer software

Acquired computer software licenses are capitalized based on initial acquisition costs and costs incurred to prepare them for their intended use. These costs are amortized over their estimated useful lives.

Expenses related to internally developed IT programs are recognized when incurred. Costs directly attributable to the development of unique and identifiable IT programs are recognized as intangible assets to the extent such IT will generate future economic benefits. IT development costs are amortized over their estimated useful lives, which does generally not exceed three years.

3.7	Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of accumulated depreciation, amortization and impairment losses that they might have experienced. Acquisition cost includes the following when applicable:

(a)	Interest expense incurred during the construction period directly attributable to the acquisition, construction or production of qualifying assets, includes those that require a substantial period prior to being ready for their intended use. The interest rate used to capitalize interest corresponds to the project’s specific financing or, should this not exist, the average borrowing rate of Company. Interest expenses are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as in the case of delays, interruptions, or temporary suspension of the project due to technical, financial, or other issues.

(b)	Future costs the Company will incur related to the closure of its facilities at the end of their useful life are recorded at the present value of expected future disbursements required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for their intended use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productive, capacity or efficiency, or an extension of the useful lives of property, plant and equipment are capitalized as a an increase in the cost of the related assets.  All maintenance, preservation and repair expenses are charged to expense as incurred.

Property, plant and equipment components are depreciated using the straight-line method over estimated useful lives. When components of property, plant and equipment have different useful lives, these components are recorded and depreciated separately. The useful lives are reviewed annually and revised as necessary. The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

Types of property, plant and equipment	Life minimum	Life maximum

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Moto vehicles	5	10
Other property, plant and equipment	2	30

Gains or losses generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s net sales value and its carrying value.

The Company obtains property rights and mining concessions from the Chilean Ministry of Mining. Property rights are generally obtained through payment of mining licenses and minor registration expenses, along with annual license fees. Annual license fees are recorded as prepaid expenses and amortized over their twelve month effective period. Amounts attributable to mining concessions acquired from third parties, which are not from the Chilean State, are recorded at their acquisition cost.

3.8	Impairment of non-financial assets

Assets subject to depreciation and amortization are reviewed for impairment whenever events or changes circumstances indicate that the carrying value may not be recoverable. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. An impairment loss is recognized for the excess of the carrying value of the asset over its recoverable amount. The recoverable amount of an asset is the higher between the fair value of an asset or CGU, less selling costs and its value in use. Assets other than goodwill, that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3.9	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest-bearing loans, or derivatives designated as hedging instruments. Management determines the classification of its financial liabilities at the time of initial recognition.

Financial debt obligations are recorded at face value and as non-current when their maturity is greater than 12 months and as current when maturity is less than twelve months. Interest expenses is recognized in profit and loss when incurred.

Financial liabilities are derecognized when the obligation is repaid, settled or expires.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are initially recognized at fair value and are subsequently stated at their amortized cost using the effective interest rate method.

(c)	Interest-bearing loans

Loans are initially recognized at fair value and are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes transaction costs which are an integral part of the effective interest rate.

3.10	Current and deferred taxes

Corporate income tax for the year is determined as the aggregate of current taxes from all of the consolidated companies. Current taxes are calculated on the basis of the tax laws enacted or substantively enacted as of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred tax is recognized using the liability method on temporary differences arising between the tax basis for assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income taxes are calculated using the tax rates expected to be applicable when the assets are realized or the liabilities are settled.

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

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the Consolidated Statement of Financial Position, considering the origin of the gains or losses which have generated them.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

The carrying value of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, deferred tax assets that are not recognized were evaluated and not recognized if it was not more likely than not, that future taxable income will not allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority, and there is intention to settle the balances on a net basis.

3.11	Obligations related to employee termination benefits and pension commitments

Obligations to the Company’s employees are established in accordance with agreements in force and formalized through collective employment agreements and individual employment contracts. In the case of certain United States employees, benefit obligations are in accordance with a defined benefit pension plan, which was terminated in 2002. Liabilities for these obligations are recognized in the Statement of Financial Position using values established by actuarial calculations, which consider various assumptions including mortality rates, employee turnover, interest rates, retirement dates, future salary increases, and inflation.

Actuarial gains and losses generated by changes in previously defined obligations are directly recorded in profit or loss for the year. Actuarial gains and losses and gains resulting from differences between the estimate and actual behavior of the actuarial assumptions are recorded in equity in other comprehensive in the period in which they arise.

3.12	Share based payments

The Company has a cash settled shared based payment plan whereby executives and senior management receive cash payments based on changes in the Company’s share price over a vesting period. The fair value of the vested portion of the awards is recorded as a liability and premeasured each reporting period using a Black Scholes model. Changes in the fair value of the awards are recorded directly to profit and loss for the period.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

3.13	Other provisions

Provisions are recognized for environmental restoration, legal claims and other matters when the Company has a present legal or constructive obligation as the result of a past event; its probable that resources must be used to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to required to settle the obligation using pretax discount rate that reflects the liability’s specific risks The increase in the provision over time is recognized as a finance cost.

3.14	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services. Revenue is presented net of value added tax and rebates and discounts. Revenue is recognized when its amount can be reliably measured, it is probable that the future economic benefits will flow to the Company, and the specific conditions for each type of revenue related activity have been met, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended, or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and other credits at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Revenue associated with the rendering of services consist primary of rental income and related services provided, and is recognized considering the degree of completion of the service as of each reporting date provided that the results can be reliably estimated.

Notes to the consolidated financial statements as of December 31 2012

Note 3 – Significant accounting policies (continued)

3.15	Exploration expenses

Exploration expenses are capitalized pending determination of the economic viability. Exploration expenses related to non economically minable reserves are charged to expense. Exploration expenses associated with the future development of economically mineable mineral reserves are capitalized as other non-financial assets until such time as mined. Expenses associated with mineral reserves in development are reclassified to Inventory and amortized according to the estimated mineral content.

3.16	Research and development costs

Research and development costs are expensed in the period incurred, with the exception of property, plant and equipment acquired for use in research and development activities.

3.17	Environmental expenditures

Amounts incurred for environmental protection and improvement as recorded as environmental expenses in profit and loss. The cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment and capitalized as such.

3.18	Minimum dividend

According to the Chilean Corporations Act, a publicly traded corporation must pay dividends according to the policy decided at the General Shareholders' Meeting each year, with a minimum of 30% of the net income for the year if the corporation does not have unabsorbed accumulated deficit from prior years, unless it otherwise decided by unanimous vote of the shareholders.

3.19	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. The Company has not conducted any type of operation, which would give rise to a potential dilutive effect on its earnings per share.

There have been no significant changes in accounting policies during 2012.

Notes to the consolidated financial statements as of December 31 2012

Note 4 – Financial risk management

4.1	Risk Management Policy

The Financial Risk Management Policy of the Company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and subsidiaries in relation to all such relevant financial uncertainty.

The operations of the Company are subject to certain financial risk factors that may affect the financial position results of operations or cash flow. Among these risks, the most relevant are market risk, liquidity risk, foreign exchange rate risk, bad debt risk, and interest rate risk.

There may be additional unknown risks or other known risks that might also affect the commercial operations, the business, the financial position or the results of the Company, but the Company believes at this time they are not significant.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management, in particular Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of these risks.

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

Notes to the consolidated financial statements as of December 31 2012

Note 4 – Financial Risk Management (Continued)

c)	Commodities price risk

The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

At present, the Company has direct annual expenses of approximately US$130 million related to oil related products, natural gas and equivalents, and approximately US$60 million for electricity. Variations of 10% in the prices of energy the Company requires to operate would involve in the short term movement of costs amounting to US$19 million.

4.2.2	Uncollectible Accounts Risks

A contraction of the global economy and the potentially negative effects in the financial position of the Company´s clients may extend the accounts receivable collection time for SQM, increasing the Company bad debt exposure. While measures have been taken in order to minimize this risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

To mitigate these risks, SQM actively controls debt collections and uses measures such as, credit insurance, letters of credit, and prepayments with regard to certain accounts receivable.

4.2.3	Foreign Exchange Risk

As a result of its influence in the determination of prices, its relationship with costs of sales, and since a significant part of our business is carried out in U.S. Dollars, the functional currency of SQM is the U.S. Dollar. However, the global business activities of the Company expose it to foreign exchange fluctuations of several currencies with respect to the U.S. Dollar. Therefore, SQM has derivate contracts to mitigate the exposure of its main balance mismatches (net assets) in currencies other than the U.S. Dollar against foreign exchange fluctuations. Those contracts are periodically updated depending upon the mismatch amount to be covered in these currencies.

A significant portion of the costs of the Company, particularly wages, is related to the Chilean Peso. Therefore, an increase or decrease in the exchange rate against the U.S. Dollar would affect the net income of SQM. At December 31, 2012, approximately US$440 million of the costs of the Company are related to the Chilean Peso. A significant portion of the effect of such obligations in the balance is covered derivatives that hedge the mismatch of balance in this currency.

At December 31, 2011, the Company had outstanding derivative instruments designated as hedging currency and interest rate risks associated with all Chilean Peso and UFdenominated bond obligations, with a fair value of US$ 56.1 million. As of December 31, 2012, the fair value was US$100.6 million, in each case in favor of SQM.

Notes to the consolidated financial statements as of December 31 2012

Note 4 – Financial Risk Management, Objectives and Policies (continued)

On December 31, 2012, the Chilean Peso to U.S. Dollar exchange rate was Ch$ 479.96 for US$ 1.00 and at December 31, 2011 it was Ch$ 519.20 for US$ 1.00.

4.2.4	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of this rate, as SQM currently holds derivative instruments to hedge a portion of its liabilities subject to LIBOR rate fluctuations.

As of December 31, 2012, approximately 21% of the Company’s current financial obligations were subject to LIBOR rate fluctuation and therefore, significant increases in the rate may impact its financial position. A 100 basis points variation in this rate may trigger variations in financial expenses of approximately US$3.1 million. Notwithstanding, this effect is significantly counter-balanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of December 31, 2012, the Company's total financial debt is primarily long-term, with 8% of maturities less than 12 months, which decreases the exposure to changes in the interest rates.

Notes to the consolidated financial statements as of December 31 2012

Note 4 – Financial Risk Management, Objectives and Policies (continued)

4.2.5	Liquidity Risk

Liquidity risk relates to funding requirements to comply with payment obligations. The Company´s objective is to keep financial flexibility by comfortably balancing funding requirements and cash flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, among others.

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

SQM constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of December 31, 2012, the Company had non-committed and available working capital bank credit lines for a total of US$530 million.

The position in other cash and cash equivalents generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

4.3	Risk Measurement

The Company has methods to measure the effectiveness and efficiency of corporate risk strategies, both prospectively and retrospectively.

Note 5 – Background of consolidated companies

5.1	Parent’s separate assets and liabilities

The assets and liabilities of the legal entity Sociedad Química y Minera de Chile S.A. before the effects of consolidation consists of the following:

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Assets	3,908,259	3,626,748
Liabilities	(1,775,476)	(1,813,914)
Total	2,132,783	1,812,834

5.2	Controlling entity

In accordance with the Company’s By-Laws, no shareholder can control more than 32% of the Company’s voting shares; therefore, there is no controlling shareholder.

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.3	Joint arrangements of the controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Global Mining Investments (Chile) S.A. together form the Pampa Group, and are the owners of 30.50% of SQM ’s issued, subscribed and fully-paid shares as of December 31 2012. Additionally, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada. Kochi S.A. and La Esperanza Delaware Corporation, together the Kowa Group, are the owners of 2.08% of SQM S.A.’s currently issued, subscribed and fully-paid shares as of December 31, 2012.

In December 2006, the Pampa and Kowa groups entered into a joint venture agreement in regards to the management of their ownership of the Company’s shares. However, both the Pampa Group and the Kowa Group have informed SQM, the SVS, and the relevant stock markets in Chile and the United States that they are not currently, nor have they ever been, related parties between themselves. Therefore, neither the Pampa Group, nor the Kowa Group individually control more than 32% of the voting right shares of SQM S.A.

Detail of effective concentration

Tax ID Number	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	20.35
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
76.165.311-5	Potasios de Chile S.A.	6.81
Total Pampa Group		30.50

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries

Financial information as of December 31, 2012 of the companies in which the group exerts control and significant influence is as follows:

12/31/2012
		Country of	Functional	Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	96.592.190-7	Chile	US$	99.9999	0.0001	100.0000	735,546	534,869	200,677	148,768
Proinsa Ltda.	78.053.910-0	Chile	Chilean peso	-	60.5800	60.5800	221	-	221	-
SQMC Internacional Ltda.	86.630.200-6	Chile	Chilean peso	-	60.6381	60.6381	292	-	292	2
SQM Potasio S.A.	96.651.060-9	Chile	US$	99.9974	-	99.9999	1,149,717	14,306	1,135,411	259,578
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Chile	US$	0.0003	99.9997	100.0000	357,590	326,522	31,068	4,330
Isapre Norte Grande Ltda.	79.906.120-1	Chile	Chilean peso	1.0000	99.0000	100.0000	1,527	872	655	263
Ajay SQM Chile S.A.	96.592.180-K	Chile	US$	51.0000	-	51.0000	26,262	6,226	20.036	9,980
Almacenes y Depósitos Ltda.	79.876.080-7	Chile	Chilean peso	1.0000	99.0000	100.0000	451	-	451	(11)
SQM Salar S.A.	79.626.800-K	Chile	US$	18.1800	81.8200	100.0000	1,611,208	464,669	1,146,539	318,275
SQM Industrial S.A.	79.947.100-0	Chile	US$	99.0470	0.9530	100.0000	1,988,068	1,070,450	917,618	93,488
Exploraciones Mineras S.A.	76.425.380-9	Chile	US$	0.2691	99.7309	100.0000	31,944	4,383	27,561	(236)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Chile	Chilean peso	-	100.0000	100.0000	1,037	902	135	17
Soquimich Comercial S.A.	79.768.170-9	Chile	US$	-	60.6383	60.6383	186,462	73,470	112,992	8,555
Comercial Agrorama Ltda.	76.064.419-6	Chile	Chilean peso	-	42.4468	42.4468	17,208	15,996	1,212	(185)
Comercial Hydro S.A.	96.801.610-5	Chile	Chilean peso	-	60.6383	60.6383	8,100	230	7,870	430
Agrorama S.A.	76.145.229-0	Chile	Chilean peso	-	60.6377	60.6377	14,250	14,093	157	47
SQM North America Corp.	Foreign	United States	US$	40.0000	60.0000	100.0000	319,812	284,290	35,522	23,737

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries, continued

12/31/2012
		Country of	Functional	Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
RS Agro Chemical Trading A.V.V.	Foreign	Aruba	US$	98.3333	1.6667	100.0000	5,214	-	5,214	(10)
Nitratos Naturais do Chile Ltda.	Foreign	Brazil	US$	-	100.0000	100.0000	290	5,005	(4,715)	(284)
Nitrate Corporation of Chile Ltd.	Foreign	United Kingdom	US$	-	100.0000	100.0000	5,076	-	5,076	-
SQM Corporation N.V.	Foreign	Dutch Antilles	US$	0.0002	99.9998	100.0000	86,953	3,724	83,229	(3,314)
SQM Perú S.A.	Foreign	Peru	US$	0.9800	99.0200	100.0000	904	1,214	(310)	(165)
SQM Ecuador S.A.	Foreign	Ecuador	US$	0.0040	99.9960	100.0000	19,419	18,065	1,354	244
SQM Brasil Ltda.	Foreign	Brazil	US$	2.7900	97.2100	100.0000	723	942	(219)	78
SQI Corporation N.V.	Foreign	Dutch Antilles	US$	0.0159	99.9841	100.0000	17	43	(26)	(8)
SQMC Holding Corporation L.L.P.	Foreign	Aruba	US$	0.1000	99.9000	100.0000	24,597	1,657	22,940	2,422
SQM Japan Co. Ltd.	Foreign	Japan	US$	1.0000	99.0000	100.0000	2,476	711	1,765	(125)
SQM Europe N.V.	Foreign	Belgium	US$	0.8600	99.1400	100.0000	391,590	356,719	34,871	(14,928)
SQM Italia SRL	Foreign	Italy	US$	-	100.0000	100.0000	1,360	18	1,342	-
SQM Indonesia S.A.	Foreign	Indonesia	US$	-	80.0000	80.0000	5	1	4	-
North American Trading Company	Foreign	United States	US$	-	100.0000	100.0000	305	39	266	-
SQM Virginia LLC	Foreign	United States	US$	-	100.0000	100.0000	29,204	14,829	14,375	(1)
SQM Comercial de México S.A. de C.V.	Foreign	Mexico	US$	0.0013	99.9987	100.0000	79,092	55,672	23,420	3,254

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries, continued

12/31/2012
		Country of	Functional	Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM investment Corporation N.V.	Foreign	Dutch Antilles	US$	1.0000	99.0000	100.0000	64,264	40,239	24,025	743
Royal Seed Trading Corporation A.V.V.	Foreign	Aruba	US$	1.6700	98.3300	100.0000	242,707	253,736	(11,029)	(2,435)
SQM Lithium Specialties LLP	Foreign	United States	US$	-	100.0000	100.0000	15,785	1,265	14,520	(1)
Soquimich SRL Argentina	Foreign	Argentina	US$	-	100.0000	100.0000	422	176	246	(39)
Comercial Caimán Internacional S.A.	Foreign	Panama	US$	-	100.0000	100.0000	333	1,146	(813)	(58)
SQM France S.A.	Foreign	France	US$	-	100.0000	100.0000	351	114	237	-
Administración y Servicios Santiago S.A. de C.V.	Foreign	Mexico	US$	-	100.0000	100.0000	50	811	(761)	127
SQM Nitratos México S.A. de C.V.	Foreign	Mexico	US$	-	51.0000	51.0000	33	23	10	-
Soquimich European Holding B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	179,048	102,950	76,098	(4,932)
SQM Iberian S.A	Foreign	Spain	US$	-	100.0000	100.0000	81,429	81,883	(454)	(2,135)
Iodine Minera B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	16,929	0	16,929	3,708
SQM Africa Pty Ltd.	Foreign	South Africa	US$	-	100.0000	100.0000	98,127	91,370	6,757	(2,921)
SQM Oceania Pty Ltd.	Foreign	Australia	US$	-	100.0000	100.0000	5,621	1,613	4,008	755
SQM Agro India Pvt. Ltd.	Foreign	India	US$	-	100.0000	100.0000	18	11	7	(38)
SQM Beijing Commercial Co. Ltd.	Foreign	China	US$	-	100.0000	100.0000	3,637	1,779	1,858	1,621

Total							7.805.674	3.847.033	3.958.641	848.596

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries, continued

12/31/2011
		Country of	Functional	Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	96.592.190-7	Chile	US$	99.9999	0.0001	100.0000	819,424	665,515	153,909	106,473
Proinsa Ltda.	78.053.910-0	Chile	Chilean peso	-	60.5800	60.5800	204	-	204	(1)
SQMC Internacional Ltda.	86.630.200-6	Chile	Chilean peso	-	60.6381	60.6381	268	-	268	(4)
SQM Potasio S.A.	96.651.060-9	Chile	US$	99.9974	-	99.9974	771,112	120,138	650,974	246,439
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Chile	US$	0.0003	99.9997	100.0000	277,296	250,558	26,738	4,302
Isapre Norte Grande Ltda.	79.906.120-1	Chile	Chilean peso	1.0000	99.0000	100.0000	1,127	716	411	28
Ajay SQM Chile S.A.	96.592.180-K	Chile	US$	51.0000	-	51.0000	26,977	9,855	17,122	10,066
Almacenes y Depósitos Ltda.	79.876.080-7	Chile	Chilean peso	1.0000	99.0000	100.0000	419	1	418	(17)
SQM Salar S.A.	79.626.800-K	Chile	US$	18.1800	81.8200	100.0000	1,438,672	610,538	828,134	286,239
SQM Industrial S.A.	79.947.100-0	Chile	US$	99.0470	0.9530	100.0000	1,889,981	1,066,598	823,383	93,062
Minera Nueva Victoria S.A..	78.602.530-3	Chile	US$	99.000	1.0000	100.0000	112,628	4,527	108,101	4,069
Exploraciones Mineras S.A.	76.425.380-9	Chile	US$	0.2691	99.7309	100.0000	31,878	4,082	27,796	(207)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Chile	Chilean peso	-	100.0000	100.0000	757	648	109	(23)
Soquimich Comercial S.A.	79.768.170-9	Chile	US$	-	60.6383	60.6383	191,346	82,750	108,596	7,220
Comercial Agrorama Ltda.	76.064.419-6	Chile	Chilean peso	-	42.4468	42.4468	11,555	10,264	1,291	29
Comercial Hydro S.A.	96.801.610-5	Chile	Chilean peso	-	60.6383	60.6383	7,681	241	7,440	334
Agrorama S.A.	76.145.229-0	Chile	Chilean peso	-	60.6377	60.6377	328	226	102	(91)
SQM North America Corp.	Foreign	United States	US$	40.0000	60.0000	100.0000	188,554	176,816	11,738	(19,702)

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries, continued

12/31/2011
		Country of	Functional	Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
RS Agro Chemical Trading A.V.V.	Foreign	Aruba	US$	98.3333	1.6667	100.0000	5,224	-	5,224	(4)
Nitratos Naturais do Chile Ltda.	Foreign	Brazil	US$	-	100.0000	100.0000	2,349	6,804	(4,455)	271
Nitrate Corporation of Chile Ltd.	Foreign	United Kingdom	US$	-	100.0000	100.0000	5,076	-	5,076	-
SQM Corporation N.V.	Foreign	Dutch Antilles	US$	0.0002	99.9998	100.0000	89,469	3,715	85,754	40,340
SQM Perú S.A.	Foreign	Peru	US$	0.9800	99.0200	100.0000	6,466	6,611	(145)	(759)
SQM Ecuador S.A.	Foreign	Ecuador	US$	0.0040	99.9960	100.0000	9,724	9,176	548	(83)
SQM Brasil Ltda.	Foreign	Brazil	US$	2.7900	97.2100	100.0000	354	1,050	(696)	113
SQI Corporation N.V.	Foreign	Dutch Antilles	US$	0.0159	99.9841	100.0000	17	36	(19)	6
SQMC Holding Corporation L.L.P.	Foreign	Aruba	US$	0.1000	99.9000	100.0000	21,131	614	20,517	10,926
SQM Japan Co. Ltd.	Foreign	Japan	US$	1.0000	99.0000	100.0000	2,968	1,078	1,890	518
SQM Europe N.V.	Foreign	Belgium	US$	0.8600	99.1400	100.0000	430,994	393,419	37,575	20,135
SQM Italia SRL	Foreign	Italy	US$	-	100.0000	100.0000	1,333	17	1,316	-
SQM Indonesia S.A.	Foreign	Indonesia	US$	-	80.0000	80.0000	5	1	4	(1)
North American Trading Company	Foreign	United States	US$	-	100.0000	100.0000	306	39	267	-
SQM Virginia LLC	Foreign	United States	US$	-	100.0000	100.0000	29,207	14,830	14,377	(3)
SQM Comercial de México S.A. de C.V.	Foreign	Mexico	US$	0.0013	99.9987	100.0000	68,572	48,406	20,166	(1,061)

Notes to the consolidated financial statements as of December 31 2012

Note 5– Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries, continued

12/31/2011
		Country of	Functional	Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM investment Corporation N.V.	Foreign	Dutch Antilles	US$	1.0000	99.0000	100.0000	65,123	41,991	23,132	1,887
Royal Seed Trading Corporation A.V.V.	Foreign	Aruba	US$	1.6700	98.3300	100.0000	196,735	203,543	(6,808)	1,251
SQM Lithium Specialties LLP	Foreign	United States	US$	-	100.0000	100.0000	15,785	1,264	14,521	(3)
Soquimich SRL Argentina	Foreign	Argentina	US$	-	100.0000	100.0000	429	144	285	(78)
Comercial Caimán Internacional S.A.	Foreign	Panama	US$	-	100.0000	100.0000	477	1,232	(755)	(14)
SQM France S.A.	Foreign	France	US$	-	100.0000	100.0000	351	114	237	-
Administración y Servicios Santiago S.A. de C.V.	Foreign	Mexico	US$	-	100.0000	100.0000	13	915	(902)	100
SQM Nitratos México S.A. de C.V.	Foreign	Mexico	US$	-	51.0000	51.0000	27	17	10	-
Soquimich European Holding B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	153,211	72,969	80,242	38,850
SQM Iberian S.A	Foreign	Spain	US$	-	100.0000	100.0000	27,225	25,638	1,587	258
Iodine Minera B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	13,228	7	13,221	3,100
SQM Africa Pty Ltd.	Foreign	South Africa	US$	-	100.0000	100.0000	62,335	52,657	9,678	7,821
SQM Venezuela S.A.	Foreign	Venezuela	US$	-	100.0000	100.0000	5	328	(323)	(157)
SQM Oceania Pty Ltd.	Foreign	Australia	US$	-	100.0000	100.0000	4,349	1,042	3,307	2,372
SQM Agro India Pvt. Ltd.	Foreign	India	US$	-	100.0000	100.0000	63	18	45	(27)
SQM Beijing Commercial Co. Ltd.	Foreign	China	US$	-	100.0000	100.0000	2,147	1,910	237	140

Total							6,984,905	3,893,058	3,091,847	864,114

Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.5	Detail of transactions between consolidated companies

a)	Transactions conducted in 2012

On November 30, 2012, SQM transferred its 99% ownership interest in Minera Nueva Victoria Limitada to SQM Potasio S.A., which resulted in SQM Potasio S.A. owning 100% of the outstanding shares in this entity. Subsequent to this transaction, the assets and liabilities of Minera Nueva Victoria Limitada were absorbed into SQM Potasio S.A. resulting in the legal dissolution of Minera Victoria Limitada.

b)	Transactions conducted in 2011

On April 7, 2011, Agrorama S.A. was incorporated with an ownership interest of Soquimich Comercial S.A. of 99.999% and by Sociedad Productora de Insumos Agrícolas Ltda. of 0.001%.  This new company will have share capital of ThCh$100.000 (ThUS$211), its lifespan will be indefinite and its line of business will be the trading and distribution of fertilizers, pesticides and agricultural products or supplies.

In August and September of 2011, SQM Industrial S.A. made capital contributions totaling ThUS$22,017 in its subsidiary SQMC Mexico S.A. de CV. increasing its ownership interest to 99.8739% .

In September 2011, Soquimich European Holding B.V., acquired from its associate, Nutrisi Holding N.V. a 66.6% ownership interest in Fertilizantes Naturales S.A. for ThUS$3,179.

In December, 2011, Comercial Agrorama Callegari Ltda. changed its name to “Comercial Agrorama Limitada” and Fertilizantes Naturales S.A. changed its name to “SQM Iberian S.A.”

In December 2011, Soquimich European Holding B.V. sold its 50% ownership interest in Nutrisi Holding N.V. for ThUS$5,736.

Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents

6.1	Cash and cash equivalents

Cash and cash equivalents consist of the following:

a)	Cash

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Cash on hand	90	73
Cash in banks	41,541	34,659
Other demand deposits	833	3,291
Total cash	42,464	38,023

b)	Cash equivalents

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Short-term deposits	139,943	263,396
Short-term investments	141,946	143,573
Total cash equivalents	281,889	406,969

Total cash and cash equivalents	324,353	444,992

6.2	Short-term investments, classified as cash equivalents

Short-term investments consist of the following investments in USD short-term fixed rate liquidity funds:

Institution	12/31/2012 ThUS$	12/31/2011 ThUS$
Legg Mason - Western Asset Institutional Liquid Reserves	47,408	47,162
BlackRock - Institutional cash series PLC	47,490	48,025
JP Morgan USD Dollar Liquidity Fund Institutional	47,048	48,386
Total	141,946	143,573

Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents (continued)

6.3	Information on cash and cash equivalents by currency

Cash and cash equivalents classified by currency consist of the following:

	12/31/2012	12/31/2011
Original currency	ThUS$	ThUS$
U.S. Dollar	234,166	308,631
Chilean Peso (*)	76,712	125,118
South African Rand	7,421	5,450
Euro	3,601	3,070
All other	2,453	2,723
Total	324.353	444,992

(*) The Company maintains financial derivative policies to convert CLP (Chilean Peso) term deposits in into U.S. Dollars.

6.4	Amount of significant restricted or (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

Except as disclosed in note 9.8, there were no significant cash balances with any type of restriction at December 31, 2012 and 2011.

Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents (continued)

6.5 Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS	12/31/2012 ThUS$	12/31/2011 ThUS$
Banco Crédito e Inversiones	Fixed term	Chilean peso	0,49	12/10/2012	01/17/2013	25.290	87	25.377	9.677
Banco Crédito e Inversiones	Fixed term	Chilean peso	0,50	12/07/2012	02/07/2013	12.299	49	12.348	9.676
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	25.209
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.010
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.531
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.011
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.014
Banco Santander-Santiago	Fixed term	Chilean peso	0,49	12/06/2012	0103/2013	11.609	47	11.656	12.093
Banco Santander-Santiago	Fixed term	Chilean peso	0,49	12/06/2012	01/03/2013	7.493	30	7.523	20.110
Banco Santander-Santiago	Fixed term	Chilean peso	0,45	12/28/2012	01/10/2013	6.252	3	6.255	20.110
Banco Santander-Santiago	Fixed term	US$	1,12	12/07/2012	02/07/2013	8.005	6	8.011	20.110
Banco Santander-Santiago	Fixed term	US$	0,70	12/21/2012	01/07/2013	3.500	1	3.501	3.001
Banco Santander Santiago	Fixed term	US$	0,70	12/21/2012	01/07/2013	3.500	1	3.501	-
Citibank New – York	Overnight	US$	0,01	12/31/2012	12/01/2013	20.146	-	20.146	115
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/01/2013	1.181	-	1.181	1.586
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/01/2013	17.256	-	17.256	-
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/03/2013	10.605	-	10.605	-
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/02/2013	2.582	-	2.582	-
Corpbanca	Fixed term	Chilean peso	0,53	12/26/2012	02/01/2013	9.990	-	9.999	16.043
Corpbanca	-	-	-	-	-	-	-	-	20.016
Corpbanca	-	-	-	-	-	-	-	-	10.032
Corpbanca	-	-	-	-	-	-	-	-	10.008
IDBI Bank	-	-	-	-	-	-	-	-	2
Banco BBVA Chile	Fixed term	Indian rupee	-	12/31/2012	01/31/2013	2	-	2	5.042

Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents (continued)

6.5 Short-term deposits, classified as cash equivalents, continued

The detail at the end of each period is as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12.31.2012 ThUS$	12.31.2011 ThUS$
Corpbanca	Fixed term	US Dollar	1.30	10/18/2011	01/11/2012	16,000	43	-	-
Corpbanca	Fixed term	US Dollar	2.60	12/20/2011	01/19/2012	20,000	16	-	-
Corpbanca	Fixed term	US Dollar	2.75	12/21/2011	01/25/2012	10,024	8	-	-
Corpbanca	Fixed term	US Dollar	2.75	12/21/2011	01/25/2012	10,000	8	-	-
IDBI Bank	Fixed term	Rupia Hindú	-	12/31/2011	01/31/2012	2	-	-	-
Total								139,943	263,396

Notes to the consolidated financial statements as of December 31 2012

Note 7 - Inventory

Inventory consists of the following:

Type of inventory	12/31/2012 ThUS$	12/31/2011 ThUS$

Raw materials	8,675	10,111
Supplies for production	37,919	31,602
Products-in-progress	411,039	356.038
Finished products	438,603	346.651
Total	896,236	744,402

Inventory reserves recognized as of December 31, 2012 and 2011 amounted to ThUS$72,687 and ThUS$58,220, respectively. Inventory reserves have been made based on a technical studies covering different variables affecting products in stock such as density, humidity, and others. Reserves are also recognized for lower of cost or market assessments, and for differences that arise from inventory counts.

Reserves by inventory class are as follows:

Type of inventory	12/31/2012 ThUS$	12/31/2011 ThUS$

Raw material reserves	93	593
Supplies for production reserves	500	500
Products-in-progress reserves	46,635	33,811
Finished product reserves	25,459	23,316

Total	72,687	58,220

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures

8.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. The Company has not recorded any impairment in accounts receivable related to amounts owed by related parties based on evaluations conducted each reporting period through an examination of the financial position of the related party in the market in which they operate.

8.2	Detailed identification of the link between the company and its related parties

Details of the Company’s related parties is as follows:

Tax ID no.	Name	Country of origin	Functional currency	Nature
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	SQM Thailand Co. Ltd.	Thailand	Bath Tailandés	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint business
Foreign	Coromandel SQM	India	Indian rupee	Joint business
Foreign	SQM Vitas Fzco.	United Arab Emirates	Arab Emirates dirham	Joint business
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint business
Foreign	Kowa Company Ltd.	Japan	US$	Other related parties
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint business or significant influence
Foreign	SQM Vitas Perú S.A.C.	Peru	US$	Joint business or significant influence
Foreingn	SQM Vitas Southem Africa Pty.	South Africa	US$	Joint business or significant influence
Foreign	Misr Speciality Fertilizers(*)	Egypt	Egyptian pound	Associate
Foreign	NU3 N.V. (a)	Belgium	Euro	Associate
Foreign	NU3 B.V. (a)	The Netherlands	Euro	Associate

A detail listing of the Company’s subsidiaries is provided in note 5.4.

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.2	Detail of related parties and transactions with related parties

Transactions between the Parent (SQM S.A) and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2012, 2011 and 2010, there were no allowances for doubtful accounts related to balances pending of transactions with related parties as there was no impairment to them.

Set forth below are the transactions with related parties as of December 31, 2012, 2011 and 2010.

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	9,587	26,748	12,460
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	37,232	27,743	22,150
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	3,564	824	628
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	42,081	47,501	35,502
Foreign	Ajay North America LLC.	Associate	United States	Dividends	10,175	1,499
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	6,285	8,234	12,384
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	525	-	-
Foreign	NU3 B.V.	Associate	The Netherlands	Sale of products	-	15,708	12,921
Foreign	NU3 B.V.	Associate	The Netherlands	Services sales	-	-	102
Foreign	NU3 N.V.	Associate	Belgium	Sale of products	-	9,993	12,590
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	10,203	7,355	1,613
Foreign	Misr Speciality Fertilizers	Associate	Egypt	Sale of products	-	-	502

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.2	Detail of related parties and transactions with related parties, continued

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	11	-	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,472	-	834
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	1,052	491	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Services sales	-	-	353
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	123,581	138,818	94,611
78.062.420-5	Minera Saskatchewan Ltda. (PCS)	Other related parties	Chile	Services sales	-	-	423
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	40,518	34,514	-
Foreign	SQM Vitas Perú S.A.C.	Joint control or significant influence	Peru	Sale of products	26,123	13,608	-
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	10,930	2,287	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	120	1,562	-
Foreing	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint Venture	China	Services sales	62	-	-
Foreing	Coromandel SQM	Joint Venture	India	Sale of products	2,300	-	-

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.3	Trade receivables due from related parties, current:

Tax ID No.	Name	Nature	Country of origin	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Chilean peso	303	685
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	US$	6,098	5,521
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	-	3,899
Foreign	Ajay Europe S.A.R. L.	Associate	France	US$	4,775	4,603
Foreign	Ajay North America LLC.	Associate	United States	US$	4,633	7,387
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US$	1,805	4,587
Foreign	Misr Speciality Fertilizers	Associate	Egypt	US$	-	199
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	29,929	44,188
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	8	8
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd	Joint venture	China	US$	27	71
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	27,903	27,523
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	US$	18,143	17,534
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	1,478	597
Foreign	Coromandel SQM	Joint venture	India	Indian rupee	756	23
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	4,000	-
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Chilean peso	844	314
Foreing	Coromandel Internacional	Other related parties	India	Indian rupee	670	-
Total to-date					101,372	117,139

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.3	Trade payables due to related parties, current:

Tax ID No.	Name	Nature	Country of origin	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Arab Emirates dirham	19	873
Total to-date					19	873

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.4	Board of directors and senior management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2011.

As of December 31, 2012, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 of the Chilean Corporation Act.

During the periods covered by these financial statements, there were no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

For the years ended December 31, 2012 and 2011, Directors’ compensation was as follows:

a)	A payment of a monthly fixed gross amount of UF 300 to the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during each fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of profit for the period effectively earned by the Company during each fiscal year.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the consolidated financial statements, the annual report, the report by the account inspectors and the report of external auditors for each fiscal year.

Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.4	Board of directors and senior management, continued

The remuneration of the Audit Committee is detailed as follows:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2012 and 2011.

3)	The remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2012 and 2011 amount to ThUS$3,973 and ThUS$3,030, respectively.

4)	As of December 31, 2012 and 2011, the global compensation paid to the 120 top executives amounted to ThUS$32,888 and ThUS$22,509, respectively. This includes monthly fixed salary and variable performance bonuses.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s shares and is payable in cash between 2012 and 2016 (See note 15).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Directors and senior managment do not receive or have not received any benefit during the period ended December 31, 2012 and 2011 or compensation related to pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding paragraphs.

8)	One of the Company’s Board of Directors is member of the Ultramar Group. Operations with between the Company and the Ultramar Group consisted of approximately ThUS$22,577 and ThUS$13,751 for the years ended December 31, 2012 and 2011, respectively.

9)	No guarantees have been constituted in favor of the directors.

Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

9.1	Types of other financial assets

Types of other financial assets	12/31/2012 ThUS$	12/31/2011 ThUS$

Other current financial assets (1)	244,161	129,069
Derivatives (2)	680	14,455
Hedging assets, current	71,262	25,737
Total other current financial assets	316,103	169,261

Other non-current financial assets (3)	107	117
Hedging assets, non-current	29,385	30,371
Total other non-current financial assets	29,492	30,488

(1)	Term deposits with maturities exceeding 90 days from the investment date.

(2)	Forwards and options that are not classified as hedging instruments (see detail in note 9.3).

(3)	Guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership interest of 3%).

Detail of other current financial assets

Institution	12/31/2012 ThUS$	12/31/2011 ThUS$
Banco Santander	41,691	13,753
BBVA	31,579	33,528
Banco de Crédito e Inversiones	82,145	17,739
Banco de Chile	42,992	44,849
Corpbanca	10,499	19,200
Banco Scotiabank	25,141	-
Banco Itau	10,114	-
Total	244,161	129,069

9.2	Trade and other receivables, current and non-current

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	490,770	-	490,770	387,607	-	387,607
Prepayments	14,046	-	14,046	10,706	-	10,706
Other receivables	5,800	1,311	7,111	13,749	1,070	14,819
Total trade and other receivables	510,616	1,311	511,927	412,062	1,070	413,132

Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments, (continued)

9.2	Trade and other receivables, continued

	12/31/2012			12/31/2011
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	507,562	(16,792)	490,770	404,320	(16,713)	387,607

Trade receivables, current	507,562	(16,792)	490,770	404,320	(16,713)	387,607

Prepayments, current	14,046	-	14,046	10,706	-	10,706
Other receivables, current	7,801	(2,001)	5,800	15,709	(1,960)	13,749

Trade and other receivables, current	529,409	(18,793)	510,616	430,735	(18,673)	412,062

Other receivables, non-current	1,311	-	1,311	1,070	-	1,070

Non-current receivables	1,311	-	1,311	1,070	-	1,070

Total trade and other receivables	530,720	(18,793)	511,927	431,805	(18,673)	413,132

Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments (continued)

9.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2012 and December 31, 2011, the detail of the unsecuritized portfolio is as follows:

12/31/2012
	Not overdue	1 - 30 days	31 and 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, non-renegotiated portfolio	2,666	2,241	545	409	367	308	325	279	311	33,724	41,041
Non-renegotiated portfolio, gross	412,557	20,121	1,259	46,268	38	129	395	10,140	794	15,862	507,562
Number of customers, renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-

Renegotiated portfolio, gross	-	-	-	-	-	-	-	-	-	-	-

Total portfolio, gross	412,557	20,121	1,259	46,268	38	129	395	10,140	794	15,862	507,562

12/31/2011
	Not overdue	1 - 30 days	31 and 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, non-renegotiated portfolio	5,369	1,701	640	401	340	340	332	335	340	2,147	11,945
Non-renegotiated portfolio, gross	348,299	27,945	4,778	12,058	817	87	407	103	299	8,673	403,466
Number of customers, renegotiated portfolio	1	2	-	-	-	-	-	-	-	-	3

Renegotiated portfolio, gross	504	350	-	-	-	-	-	-	-	-	854

Total portfolio, gross	348,803	28,295	4,778	12,058	817	87	407	103	299	8,673	404,320

Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments (continued)

9.2	Trade and other receivables, continued

The detail of allowance is as follows:

Allowance and write-offs	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$

Allowance for non-renegotiated portfolio	20,191	21,961	19,000
Write-offs for the period	(1,398)	(3,288)	(118)
Total	18,793	18,673	18,882

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the large number of entities included in the Company’s client database and their distribution throughout the world.

9.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean Pesos and UF (and the exchange risk in Chilean Pesos of the Company’s investment plans). As of December 31, 2012. The face value of cash flows in Cross Currency Swap contracts agreed upon in U.S. Dollars amounted to ThUS$515,156 as of December 31, 2011 such contracts amounted to ThUS$ 405,486, and as of December 31, 2010 such contracts amounted to ThUS$ 410,618.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the year, derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2012	100,647	49,853	(18,419)	3,684	(14,735)

December 31, 2011	56,108	(39,718)	(12,184)	2,104	(10,080)

December 31, 2010	97,553	46,936	(11,093)	1,886	(9,207)

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the year, derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2012	1,879	27	(1,786)	-	(1,786)

December 31, 2011	270	(120)	(150)	-	(150)

December 31, 2010	-	-	-	-	-

Amounts recorded in the effect on profit or loss column consider the mark - market effects of the contracts in force as of December 31, 2012, 2011 and 2010.

Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments (continued)

9.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	71,841	UF	12/01/2026
G	33,673	Chilean peso	01/05/2014
H	146,360	UF	01/05/2013
I	56,041	UF	04/01/2014
J	92,440	Chilean peso	04/01/2014
M	46,463	UF	02/01/2017
O	68,338	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean Pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean Pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. This note includes the detail of fair values of derivatives classified as hedging instruments.

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

9.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2012 and 2011, the detail is as follows:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	122,373	379,119	501,492	141,436	329,150	470,586
Obligations with the public (bonds payable)	20,135	1,067,075	1,087,210	17,129	907,877	925,006
Other financial liabilities	10,335	-	10,335	2,443	-	2,443
Total	152,843	1,446,194	1,599,037	161,008	1,237,027	1,398,035

9.4	Financial liabilities

Other current and non-current financial liabilities

The detail of current and non-current loans assumed

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Long-term loans	379,119	329,150

Short-term loans	120,921	140,538
Current portion of long-term loans	1,452	898
Short-term loans and current portion of long-term loans	122,373	141,436
Total loans assumed	501,492	470,586

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

a)	Bank loans, current are as follows:

Debtor			Creditor			Currency				12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Amortization	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.70%	1.70%	-	20,175	20,175
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	-	20,017	20,017
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	1,139	-	1,139
79.626.800-K	SQM Salar S.A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US$	Upon maturity	1.90%	1.90%	-	20,243	20,243
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.03%	1.03%	20,153	-	20,153
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	141	141
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	20	20
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	-	235	235
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	-	164	164
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	140	140
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%	-	20,172	20,172
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.04%	1.04%	20,162	-	20,162
Total										41,454	81,307	122,761
Borrowing costs										(26)	(362)	(388)
Total										41,428	80,945	122,373

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor			Creditor			Currency				12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Amortization	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.032.000-8	Banco BBVA Chile	United States	US$	Upon maturity	1.00%	1.00%	20,094	-	20,094
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	United States	US$	Upon maturity	0.95%	0.95%	20,089	-	20,089
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.02%	2.72%	-	645	645
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.24%	1.24%	-	20,114	20,114
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$	Upon maturity	1.03%	1.03%	20,085	-	20,085
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.75%	0.75%	48	20,000	20,048
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.56%	1.47%	-	140	140
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	United States	US$	Upon maturity	2.36%	1.75%	-	24	24
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.74%	1.35%	207	-	207
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	2.17%	1.23%	-	137	137
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$	Upon maturity	1.58%	1.58%	-	20,057	20,057
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.70%	0.70%	51	20,000	20,051
Total										60,574	81,117	141,691
Borrowing costs										(61)	(194)	(255)
Total										60,513	80,923	141,436

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

b)	Unsecured obligations, current:

The detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor							Periodicity				12/31/2012 Current maturities
TAX ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Adjustment index for the bond	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2013	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2013	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	06/01/2013	UF	Semi-annual	Semi-annual	4.44%	4.00%	-	7,464	7,464
93.007.000-9	SQM S.A	Chile	563	G	01/05/2013	Ch$	Semi-annual	Upon maturity	7.50%	7.00%	1,465	-	1,465
93.007.000-9	SQM S.A	Chile	564	H	01/05/2013	UF	Semi-annual	Semi-annual	5.10%	4.90%	4,484	-	4,484
93.007.000-9	SQM S.A	Chile	563	I	04/01/2013	UF	Semi-annual	Upon maturity	3.35%	3.00%	-	532	532
93.007.000-9	SQM S.A	Chile	563	J	04/01/2013	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	-	1,470	1,470
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2013	UF	Semi-annual	Upon maturity	3.62%	3.30%	644	-	644
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2013	UF	Semi-annual	Upon maturity	3.95%	3,80%	1,110	-	1,110
			Total								7,703	14,710	22,413
			Bond issue costs								(473)	(1,805)	(2,278)
			Total								7,230	12,905	20,135

Effective rates of bonds in Chilean Pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor							Periodicity				12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Adjustment index for the bond	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2012	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2012	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	06/01/2012	UF	Semi-annual	Semi-annual	4.44%	4.00%	-	6,754	6,754
93.007.000-9	SQM S.A	Chile	563	G	01/05/2012	Ch$	Semi-annual	Upon maturity	7.50%	7.00%	1,354	-	1,354
93.007.000-9	SQM S.A	Chile	564	H	01/05/2012	UF	Semi-annual	Semi-annual	5.10%	4.90%	4,045	-	4,045
93.007.000-9	SQM S.A	Chile	563	I	04/01/2012	UF	Semi-annual	Upon maturity	3.35%	3.00%	-	477	477
93.007.000-9	SQM S.A	Chile	563	J	04/01/2012	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	-	1,351	1,351
			Total								5,399	13,826	19,225
			Bond issue costs								(276)	(1,820)	(2,096)
			Total								5,123	12,006	17,129

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4 Financial liabilities, continued

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of December 31, 2012 and December 31, 2011 are detailed as follows:

Non-current interest-bearing bank loans

Debtor			Creditor							12/31/2012 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency	Repayment	Effective rate	Nominal rate	1 to 3 ThUS$	3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States					-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
	Borrowing costs									(235)	(646)	-	(881)
Total										99,765	279,354	-	379,119

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor			Creditor							12/31/2011 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency	Repayment	Effective rate	Nominal rate	1 to 3 ThUS$	3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.02%	2.72%	140,000	-	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.74%	1.35%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.56%	1.47%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development	Cayman Islands	US$	Upon maturity	2.36%	1.74%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.17%	1.23%	-	50,000	-	50,000
Total										190,000	140,000	-	330,000
	Borrowing costs									(104)	(746)	-	(850)
Total										189,896	139,254	-	329,150

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2012 and 2011 is detailed as follows:

Debtor							Periodicity					12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency	Payment of interest	Repayment	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2016	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2020	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semi-annual	Semi-annual	4.44%	4.00%	14,280	14,280	64,260	92,820
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semi-annual	Semi-annual	7.50%	4.90%	-	-	190,401	190,401
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semi-annual	Upon maturity	5.10%	7.00%	43,764	-	-	43,764
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semi-annual	Upon maturity	3.35%	3.00%	71,400	-	-	71,400
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	108,368	-	-	108,368
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semi-annual	Upon maturity	3.62%	3.30%	-	47,600	-	47,600
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semi-annual	Upon maturity	3.95%	3.80%	-	-	71,400	71,400
			Total								237,812	261,880	576,061	1,075,753
			Bond issue costs								(631)	(1,420)	(6,627)	(8,678)
			Total								237,181	260,460	569,434	1,067,075

Note 9 - Financial instruments (continued)

Notes to the consolidated financial statements as of December 31 2012

9.4	Financial liabilities, continued

Debtor							Periodicity					12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency	Payment of interest	Repayment	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2016	US$	Semi-annual	Upon maturity	6,32%	6,13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2020	US$	Semi-annual	Upon maturity	5,70%	5,50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semi-annual	Semi-annual	4,44%	4,00%	12,881	12,881	64,408	90,170
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semi-annual	Semi-annual	7,50%	4,90%	-	-	171,753	171,753
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semi-annual	Upon maturity	5,10%	7,00%	40,446	-	-	40,446
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semi-annual	Upon maturity	3,35%	3,00%	64,408	-	-	64,408
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semi-annual	Upon maturity	6.23%	5,50%	100,152	-	-	100,152
			Total								217,887	212,881	486,161	916,929
			Bond issue costs								(1,700)	(1,332)	(6,030)	(9,052)
			Total								216,187	211,559	480,131	907,877

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

e)	Additional information

Bonds

As of December 31, 2012 and 2011, ThUS$20,135 and ThUS$17,129, respectively are presented as short-term related to principal, current portion plus interest accrued at that date, not including bond issue costs. The non-current portion, consisting of ThUS$1,067,075 and ThUS$907,877 as of December 31, 2012 and 2011, respectively, related to principal installments of Series C bonds, Single Series bonds, Series G bonds, Series H bonds, Series I bonds, Series J bonds and Single series Second Issue bonds.

The details of each issue are as follows

Series “C” bonds

In January 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

The Company has made the following payments towards the Series C bonds:

Payments made	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$
Principal	6,858	6,678	6,298
Interest	4,004	4,169	4,175

Single Series bonds

In April 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under Rule 144 and Regulation S of the U.S. Securities Act of 1933.

The Company has made no principal payments and interest payments amounting to ThUS$12,250 for the years ending December 31, 2012 and 2011, respectively on these bonds

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Series “G” and “H” bonds

In January 2009, the Company placed two bond series in the domestic market, Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% and a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment upon maturity and an annual interest rate of 7%.

The Company has made the following payments on the Series G and H bonds:

	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Payment of interest, Series G bonds	2,845	3,094	2,750
Payment of interest, Series H bonds	8,565	8,989	7,763

Series “J” and “I” bonds

In May 8, 2009, the Company placed two bond series in the domestic market, Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at maturity and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment upon maturity and an annual interest rate of 3.00%.

The Company has made the following payments on the Series J and I bonds:

	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Payment of interest, Series J bonds	5,879	5,665	5,588
Payment of interest, Series I bonds	2,100	1,954	1,873

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Single series bonds, second issue

In April 2010, the Company informed the SVS of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with annual interest rate of 5.5% which was used to refinance other long-term liabilities.

For the years ended December 31, 2012 and 2011, the Company has made interest payments totaling ThUS$13,750 and ThUS$13,750, respectively.

Series “M” and “O” bonds

In April 2012 the company placed two series of bonds in the national market. The “series M” of UF 1,000,000 (ThUS$46,601) was placed at a period of 5 years, with a sole amortization when the term ends and with an annual interest rate of 3.3%, and the “series O” of UF 1,500,000 (ThUS$69,901) that was placed at a term of 21 years, with a sole amortization when the term expires and with an annual interest rate of 3.80%.

For the year ended December 31 2012, the Company paid interest of ThUS$765 on Series M bonds and ThUS$1,320 on Series O bonds.

Promissory notes with middle-term maturities

On April 2, 2009 the Company issued promissory notes in the local market for an amount of ThCH$ 15,000,000 (ThUS$ 25,770) identified as line 47, Series 1-B, with a maturity of 10 years. The maximum amount to be issued is UF 1,500,000. In 2010, the Company paid ThUS$29,040 in full settlement of these notes.

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.5	Trade and other payables

Current trade and other payables consists of the following:

	12/31/2012	12/31/2011
	Current	Current
	ThUS$	ThUS$

Accounts payable	207,429	182,552
Retained (or accrued)	515	480
Total	207,944	183,032

The Company had no long-term trade and other payables as of December 31, 2012 and 2011, respectively.

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2012 the Company had open purchase orders amounting to ThUS$127,484 (ThUS$79,045, as of December 31, 2011).

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.6	Financial liabilities at fair value through profit or loss

Derivative instruments measured at their fair value through profit or loss consists of the following:

Financial liabilities at fair value through profit or loss	12/31/2012	Effect on profit or loss as of 12/31/2012	12/31/2011	Effect on profit or loss as of 12/31/2011	12/31/2010	Effect on profit or loss as of 12/31/2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	5,612	(4,559)	1,053	(1,053)	15,818	(15,818)
Derivative instruments (options)	2,492	(1,456)	1,036	(1,036)	2,535	(2,533)
Derivative instruments (Swaps)	2,231	(240)	354	(150)	-	-
	10,335	(6,255)	2,443	(2,239)	18,353	(18,355)

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets at fair value through profit or loss, classified as held-for-trading	244,161	-	244,161	129,069	-	129,069
Financial assets at fair value through profit or loss, mandatorily measured at fair value	680	-	680	14,455	-	14,455
Financial assets at fair value through profit or loss	244,841	-	244,841	143,524	-	143,524
Investments held to maturity	-	107	107	-	117	117
Loans and receivables	510,616	1,311	511,927	412,062	1,070	413,132
Financial assets at fair value through other comprehensive income	71,261	29,385	100,646	25,737	30,371	56,108
Total financial assets	826,718	30,803	857,521	581,323	31,558	612,881

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities at fair value through profit or loss	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss, designed as such at initial recognition	10,335	-	10,335	2,443	-	2,443
Financial liabilities at fair value through profit or loss	10,335	-	10,335	2,443	-	2,443

Financial liabilities measured at amortized cost	350,452	1,446,194	1,796,646	341,597	1,237,027	1,578,624
Total financial liabilities	360,787	1,446,194	1,806,981	344,040	1,237,027	1,581,067

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.8	Financial assets pledged as guarantee

On November 4, 2004, the Company’s subsidiary Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile. Assets, in the form of restricted cash pledged as guarantees as of December 31, 2012 and 2011 were ThUS$571 and ThUS$428, respectively.

9.9	Estimated fair value of financial instruments and financial derivatives

Although inputs used to estimate the fair value of financial assets and liabilities represent Management's best estimate, they are subjective in nature and involve assumptions related to the current economic and market conditions, as well as underlying risk features. The methodologies and assumptions used to value each financial instrument depend on the risk profile and underlying characteristics of instrument as follows:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	Interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market values with similar terms.
-	Forward and swap contracts fair value is determined using quoted market prices of financial instruments with similar characteristics.

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.9	Estimated fair value of financial instruments and financial derivatives, continued

Details of the carrying values and estimated fair values of the Company’s financial instruments is as follows:

	12/31/2012		12/31/2011
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	324,353	324,353	444,992	444,992
Current trade and other receivables	510,616	510,616	412,062	412,062
Other current financial assets:
- Time deposits	244,161	244,161	129,069	129,069
- Derivative instruments	680	680	14,455	14,455
- Current hedging assets	71,262	71,262	25,737	25,737
Total other current financial assets	316,103	316,103	169,261	169,261
Other non-current financial assets:	107	107	117	117
Non-current hedging assets	29,385	29,385	30,371	30,371
Total other non-current financial assets	29,492	29,492	30,488	30,488
Other current financial liabilities:
- Bank loans	122,373	122,373	141,436	141,436
- Derivative instruments	8,456	8,456	2,174	2,174
- Hedging liabilities	1,879	1,879	269	269
- Unsecured obligations	20,135	20,135	17,129	17,129
Total other current financial liabilities	152,843	152,843	161,008	161,008
Current and non-current accounts payable	207,944	207,944	183,032	183,032
Other non-current financial liabilities:
- Bank loans	379,119	401,065	329,150	348,218
- Unsecured obligations	1,067,075	1,137,363	907,877	1,074,907
Total other non-current financial liabilities:	1,446,194	1,538,428	1,237,027	1,423,125

Fair value hierarchies are as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.
-	Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly (prices) or indirectly (derived from prices).
-	Level 3: Inputs for the asset or liability that are not based on observable market data, or unobservable inputs.

The valuation techniques used to determine the fair value of our hedging instruments are those indicated in level 2.

Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.10	Nature and scope of risks arising from financing instruments

Disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in note 4.

Note 10 – Equity-accounted investees

10.1	Investment in associates recognized according to the equity method of accounting

Equity accounted investments and joint ventures consist of the following:

		Investment		Share on profit (loss) of equity-accounted investees
	Note No.	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$

Equity-accounted	10.1	50,955	43,057	24,104	22,157	10,090
investees	10.3
Joint ventures	10.4	19,343	17,637	253	(349)	591

Total		70,298	60,694	24,357	21,808	10,681

Notes to the consolidated financial statements as of December 31 2012

Note 10 – Equity-accounted investees (continued)

10.2	Assets, liabilities, revenue and expenses of associates

12-31-2012
Tax ID No.	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	5,026	1,713	14,436	2,177
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	U.A.E Dirham	24,662	4,291	42,899	3,255
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	77,084	44,635	77,839	8,267
Foreign	Ajay North America	United States	US Dollar	44,889	6,292	83,340	22,300
Foreign	Ajay Europe SARL	France	Euro	36,106	12,688	84,203	12,591
Foreign	SQM Eastmed Turkey	Turkey	Euro	428	258	-	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	17,068	13,048	13,536	81
	Total			205,263	82,925	316,253	48,671

12-31-2011
Tax ID No.	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	4,484	1,595	8,652	1,335
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	U.A.E Dirham	22,964	5,849	38,024	2,985
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	78,090	53,752	67,205	5,160
Foreign	Ajay North America	United States	US Dollar	47,866	9,876	80,923	23,689
Foreign	Ajay Europe SARL	France	Euro	32,332	14,600	59,189	8,384
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	5,476	2,802	-	(266)
Foreign	SQM Eastmed Turkey	Turkey	Euro	438	264	29	(94)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	8,130	4,227	10,895	175
	Total			199,780	92,965	264,917	41,368

12-31-2010
Tax ID No.	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	3,847	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	U.A.E Dirham	22,001	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	56,853	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	11,217	3,228	-	3,056
Foreign	Ajay North America	United States	US Dollar	22,511	5,168	52,237	4,143
Foreign	Ajay Europe SARL	France	Euro	17,651	6,519	41,992	2,212
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	6,227	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	626	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,894	2,035	11,149	594
	Total			146,827	62,671	216,795	20,855

Notes to the consolidated financial statements as of December 31 2012

Note 10 – Equity-accounted investees (continued)

10.3	Detail of investments in associates

The Company’s ownership in its associates is detailed as follows:

Associate	Main activities of the associate	Ownership %	Investment	Investment
			12/31/2012	12/31/2011
			ThUS$	ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	1,656	1,444
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	9,890	8,558
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	15,357	14,866
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	15,346	12,169
Nutrisi Holding N.V.	Holding company	50%	-	-
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	50%	8,495	3,102
Misr Specialty Fertilizers S.A.E.	Production and commercialization of liquid specialty plant nutrients for Egypt.	47.4857%	-	1,270
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	85	87
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	126	1,561
Total			50,955	43,057

Associate	Main activities of the associate	Ownership %	Share on profit (loss) of equity-accounted investees
			12/31/2012	12/31/2011	12/31/2010
			ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	1,088	667	704
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	1,628	1,492	980
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	10,927	11,608	2,030
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	4,134	2,580	4,002
Nutrisi Holding N.V.	Holding company	50%	-	1,720	1,278
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	50%	6,295	4,192	1,106
Misr Specialty Fertilizers S.A.E.	Production and commercialization of liquid specialty plant nutrients for Egypt.	47.49%	-	(126)	(247)
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	-	(46)	(1)
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	32	70	238
Total			24,104	22,157	10,090

The Company has no participation in unrecognized losses in investments in associates.

Notes to the consolidated financial statements as of December 31 2012

Note 10 - Equity-accounted investees (continued)

10.4	Detail of assets, liabilities and profit or loss of significant investments in joint ventures by company:

12/31/2012
				Asset			Liability				Ownership-
Tax ID No.	Joint venture	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	21,843	9,984	31,827	6,899	4,072	10,971	29,980	(29,407)	573
Foreign	Coromandel SQM	India	Indian Rupee	5,059	1,397	6,456	4,419	-	4,419	5,633	(5,264)	369
Foreign	SQM Vitas Fzco.	United Arab Emirates	U.A.E. Dirham	22,536	10,522	33,058	785	-	785	19,643	(20,175)	(532)
Foreign	SQM Qindao-Star Co. Ltda.	China	US Dollar	1,986	304	2,291	132	-	132	5,028	(4,933)	95
	Total			51,424	22,207	73,631	12,235	4,072	16,307	60,284	(59,779)	505

31/12/2011
				Asset			Liability				Ownership-
Tax ID No.	Joint venture	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	18,014	10,576	28,590	8,306	-	8,306	23,818	(23,455)	363
Foreign	Coromandel SQM	India	Indian Rupee	559	1,074	1,633	62	-	62	23	(60)	(37)
Foreign	SQM Vitas Fzco.	United Arab Emirates	U.A.E. Dirham	24,887	8,920	33,807	1,005	-	1,005	25,207	(26,266)	(1,059)
Foreign	SQM Qindao-Star Co. Ltda.	China	US Dollar	1,974	403	2,377	314	-	314	5,065	(5,028)	37
	Total			45,434	20,973	66,407	9,687	-	9,687	54,113	(54,809)	(696)

31/12/2010
				Asset			Liability				Ownership-
Tax ID No.	Joint venture	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas Fzco.	United Arab Emirates	U.A.E. Dirham	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US Dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182

Notes to the consolidated financial statements as of December 31 2012

Note 10 - Equity-accounted investees (continued)

10.5	Detail of investments in joint ventures:

Joint venture	Main activities of the joint venture	Ownership %	Investment 12/31/2012 ThUS$	Investment 12/31/2011 ThUS$

Coromandel SQM	Production and distribution of potassium nitrate.	50%	683	786
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	10,428	10,142
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	50%	7,153	5,677
SQM Quindao-Star Co. Ltda.	Production and distribution of nutrient plant solutions with specialties NPK soluble	50%	1,079	1,032
Total			19,343	17,637

Notes to the consolidated financial statements as of December 31 2012

Note 11 - Intangible assets and goodwill

11.1 Balances

	12/31/2012	12/31/2011
Balances	ThUS$	ThUS$

Intangible assets other than goodwill	24,013	4,316
Goodwill	38,388	38,605

Total	62,401	42,921

11.2 Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and software.

		12/31/2012
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,765	(2,115)	1,650
Rights of way and water rights	Finite	1,198	(820)	378
Rights of way and water rights	Indefinite	22,612	(1,987)	20,625
Other intangible assets	Indefinite	1,512	(152)	1,360
Intangible assets other than goodwill		32,908	(8,895)	24,013

Goodwill	Indefinite	40,178	(1,790)	38,388

Total intangible assets and goodwill		73,086	(10,685)	62,401

Notes to the consolidated financial statements as of December 31 2012

Note 11 - Intangible assets and goodwill (continued)

11.2 Disclosures on intangible assets and goodwill (continued)

		12/31/2011
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,476	(1,538)	1,938
Rights of way and water rights	Finite	1,198	(758)	440
Rights of way and water rights	Indefinite	3,536	(1,994)	1,542
Other intangible assets	Indefinite	548	(152)	396
Intangible assets other than goodwill		12,579	(8,263)	4,316

Goodwill	Indefinite	40,178	(1,573)	38,605

Total intangible assets and goodwill		52,757	(9,836)	42,921

Notes to the consolidated financial statements as of December 31 2012

Note 11 - Intangible assets and goodwill (continued)

11.2 Disclosures on intangible assets and goodwill, continued

The estimated useful life for software is 3 years. For other finite useful life assets, the amortization period corresponds to their contractually defined period. Indefinite useful life intangible assets primarily consist of water rights and rights of way, which do not expire.

The minimum and maximum useful lives of intangible assets are as follows:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Rights of way and water rights	Indefinite	Indefinite
Other intangible assets	Indefinite	Indefinite
Rights of way and water rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	3 years

The Company has no internally generated intangible assets.

Notes to the consolidated financial statements as of December 31 2012

Note 11 - Intangible assets and goodwill (continued)

11.2 Disclosures on intangible assets and goodwill, continued

a)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software, Net ThUS$	Water rights and rights of way- finited life, Net ThUS$	Water rights and rights of way-indefinite life, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,938	440	1,542	396	38,605	42,921
Additions	-	501	-	19,080	964	-	20,545
Amortization	-	(789)	(62)	-	-	-	(851)
Other increases (decreases)	-	-	-	3	-	(217)	(214)

Final balance	-	1,650	378	20,625	1,360	38,388	62,401

b)	Movements in identifiable intangible assets as of December 31, 2011:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software, Net ThUS$	Water rights and rights of way- finited life, Net ThUS$	Water rights and rights of way-indefinite life, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	4	823	501	1,546	396	38,388	41,658
Additions	-	1,812	-	-	-	217	2,029
Amortization	(4)	(697)	(61)	-	-	-	(762)
Other increases (decreases)	-	-	-	(4)	-	-	(4)

Final balance	-	1,938	440	1,542	396	38,605	42,921

Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment

12.1	Classes of property, plant and equipment

The details of property, plant and equipment is as follows:

Description of classes of property, plant and equipment	12/31/2012 ThUS$	12/31/2011 ThUS$
Property, plant and equipment, net

Land	109,060	108,992
Buildings	169,731	146,532
Machinery	438,331	424,460
Transport equipment	88,954	82,822
Furniture and fixtures	6,736	5,015
Office equipment	5,249	5,312
Constructions in progress	423,184	297,996
Other property, plant and equipment	747,045	683,913
Total	1,988,290	1,755,042
Property, plant and equipment, gross

Land	109,060	108,992
Buildings	329,397	291,401
Machinery	1,065,641	972,179
Transport equipment	224,462	199,998
Furniture and fixtures	22,667	19,090
Office equipment	36,215	34,480
Constructions in progress	423,184	297,996
Other property, plant and equipment	1,336,991	1,194,765
Total	3,547,617	3,118,901

Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment (continued)

12.1	Classes of property, plant and equipment, continued

	12/31/2012 ThUS$	12/31/2011 ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	159,666	144,869
Accumulated depreciation and value impairment of machinery	627,310	547,719
Accumulated depreciation and value impairment of transport equipment	135,508	117,176
Accumulated depreciation and value impairment of furniture and fixtures	15,931	14,075
Accumulated depreciation and value impairment of office equipment	30,966	29,168
Accumulated depreciation and value impairment of other property, plant and equipment	589,946	510,852
Total	1,559,327	1,363,859

Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment (continued)

12.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2012 and December 31, 2011:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2012	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Construction in progress	Other property, plant and equipment, net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	108,992	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,755,042

Changes
Additions	36	-	1,092	34	70	323	443,349	972	445,876
Divestitures	-	-	(115)	-	(67)	(12)	(2,936)	(78)	(3,208)
Depreciation expense	-	(14,800)	(79,534)	(18,400)	(1,858)	(1,857)	-	(79,709)	(196,158)
Increase(decrease) in foreign currency exchange	32	(1)	5	15	-	(13)	-	68	106
Reclassifications	-	37,916	92,441	24,535	3,576	1,478	(287,291)	127,345	-
Other increases (decreases) (*)	-	84	(18)	(52)	-	18	(27,934)	14,534	(13,368)

Total changes	68	23,199	13,871	6,132	1,721	(63)	125,188	63,132	233,248

Ending balance	109,060	169,731	438,331	88,954	6,736	5,249	423,184	747,045	1,988,290

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses recorded to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the change representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures.

Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment (continued)

12.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2012 and December 31, 2011, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2011	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Construction in progress	Other property, plant and equipment, net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	107,869	88,320	295,467	48,936	4,450	5,706	356,551	546,674	1,453,973

Changes
Additions	1,251	178	424	558	39	302	474,042	1,054	477,848
Divestitures	(85)	(1,371)	(64)	(451)	-	-	-	-	(1,971)
Depreciation expense	-	(11,477)	(97,046)	(14,902)	(1,281)	(2,053)	-	(69,137)	(195,896)
Increase(decrease) in foreign currency exchange	(42)	-	1	(23)	-	122	-	(24)	34
Reclassifications		69,410	228,116	48,717	1,805	1,442	(546,769)	197,279	-
Other increases (decreases) (*)	(1)	1,472	(2,438)	(13)	2	(205)	14,172	8,067	21,055

Total changes	1,123	58,212	128,993	33,886	565	(394)	(58,555)	137,239	301,069

Ending balance	108,992	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,755,042

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses recorded to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the change representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures.

Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment (continued)

12.3	Detail of property, plant and equipment pledged as guarantee

There are no title restrictions or guarantees associated with property, plant and equipment.

12.4	Additional Information

1)	Leased property, plant and equipment

At December 31, 2012 and 2011, the Company had no leased assets.

2)	Interest capitalized in construction in-progress

-	The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the month end balances of construction in progress. The effective interest rate used to capitalize interest on construction in progress was 7% for the years ended December 31, 2012 and 2011.

-	For the years ended December 31, 2012 and 2011, capitalized interest amounted to ThUS$14,156 and ThUS$22,249, respectively.

Note 13 – Employee benefits

13.1	Provisions for employee benefits

Provisions for employee benefits consists of the following:

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$
Current
Profit sharing and bonuses	33,974	30,074	44,011
Total	33,974	30,074	44,011

Non-current
Profit sharing and bonuses	6,056	4,083	800
Severance indemnities	34,431	28,188	27,208
Pension Plan	409	1,413	702
Total	40,896	33,684	28,710

Notes to the consolidated financial statements as of December 31 2012

Note 13 Employee benefits (continued)

13.2	Policies on employee benefits

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness, other leaves of absence, profit sharing and incentives, and non-monetary benefits such as healthcare, housing, and subsidized or free goods or services. These benefits will be paid in a term which does not exceed twelve months. The Company only provides compensation and benefits to active employees, with the exemption of SQM North America as described in Note 13.5 below.

Bonuses paid to the Company’s employees are disbursement in the first quarter of the following year, which is calculated based on profit for each reporting period in consideration of the employee appraisal process.

Benefits related to vacations are provided in accordance with the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days per year. The Company provides the benefit of two additional vacation days per year.

Staff severance indemnities represent payments due to employees upon their separation from the Company including for retirement, involuntary and voluntary termination, disability, or death. Actual payments made to employees at the time of separation are calculated based on years of service and a percentage of employees final year´s salary as stipulated in established agreements between the Company and its employees and in accordance with local obligations. The Company recognizes a liability for severance indemnities using an actuarial model on an employee by employee basis considering the terms of individual employee contracts.

13.3	Other long-term benefits

Other long-term benefits relate to staff severance indemnities and defined benefit pension obligations and are recorded at their actuarial value and consist of the following

	12/31/2012	12/31/2011
Staff severance indemnities at actuarial value	ThUS$	ThUS$
Staff severance indemnities, Chile	33,731	27,574
Other obligations in companies elsewhere	700	614
Total other non-current liabilities	34,431	28,188

SQM North America’s pensions plan	409	1,413
Total post employment obligations	409	1,413

Notes to the consolidated financial statements as of December 31 2012

Note 13 - Employee benefits (continued)

13.4	Chilean staff severance indemnities

The change in severance indemnities calculated at the actuarial value are as follows:

	2012 ThUS$	2011 ThUS$
Opening balance	(28,188)	(27,208)
Current cost of service	(8,087)	(7,871)
Interest cost	(1,037)	(1,106)
Actuarial gain/loss	40	(151)
Exchange rate difference	(2,237)	2,693
Contributions paid	5,078	5,455
Balance	(34,431)	(28,188)

The liability for staff severance indemnities in accordance with an actuarial model , use the following significant assumptions:

	12/31/2012	12/31/2011

Mortality rate	RV - 2011	RV - 2010
Actual annual interest rate	6%	6%
Annual voluntary turnover rotation rate:
Men	0,9%	0,9%
Women	1,53%	1,53%
Average annual salary increase	3,0%	3,0%
Retirement age (years):
Men	65	65
Women	60	60

The methodology followed to determine the accrual for all employees considereds RV-2010 turnover and mortality rates established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method, which is an established methodology in IAS 19 Retirement Benefit Costs.

The discount rate of 6% is based on the Company’s long-term borrowing rates.

The Company retains the full obligation for the payment of staff severance indemnities upon separation without establishing a separate fund or restriction of assets for payment of such obligations, which is typically referred to as an unfunded plan.

Notes to the consolidated financial statements as of December 31 2012

Note 13 - Employee benefits (continued)

13.5	Defined benefit pension obligations

SQM North America had a defined pension plan the SQM North America Retirement Income Plan, which was terminated in 2002 and replaced with a 401K plan, that does not generate future obligations to the Company. The obligations under this terminated plan are calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts to their present values.

The table below establishes the status of amounts recognized in the Consolidated Statement of Financial Position:

	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Variation in projected benefit obligation (liability):
Benefit liability at the beginning of year	6,620	6,548	6,972
Cost of service	1	1	1
Interest cost	406	413	427
Actuarial loss	(236)	(46)	(374)
Benefits paid	(309)	(297)	(297)
Benefit obligation (liability) at year-end	6,482	6,619	6,549

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	5,206	5,847	5,082
Contributions by the employer	436	189	192
Actual return (loss) on plan assets	740	(533)	869
Benefits paid	(309)	(297)	(296)
Fair value of the plan’s assets at year-end	6,073	5,206	5,847

Accrued liability pension plan	(409)	(1,413)	(702)
Items not yet recognized as net regular pension-related cost elements:
Net actuarial loss at the beginning of year	(2,954)	(2,111)	(3,131)
Amortization during the period	131	84	155
Net gain or loss during the period	580	(927)	865
Adjustment made to recognize the minimum pension-related liability	(2,243)	(2,954)	(2,111)

Notes to the consolidated financial statements as of December 31 2012

Note 13 - Employee benefits (continued)

The change in the defined benefit obligation over the years is as follows:

	2012	2011	2010
	ThUS$	ThUS$	ThUS$

Costs or benefits of services earned during the period	2	1	1
Cost of interest in benefit liability	406	413	427
Actual return in plan’s assets	739	(532)	(869)
Amortization of loss from prior periods	131	84	154
Net gain for the period	(344)	973	492
Net regular pension-related expense	142	57	(205)

13.6	Shared based compensation

The Company maintains a share based compensation plan to encourage retention of its top 40 executives. Individuals receive annual cash payments based on changes in SQM´s share price. Compensation for each individual is calculated as the differential between the average prices of the SQM´s Series B shares as traded on the Santiago Stock Exchange during April of each year compared to a base price of US$50 per share. Individuals are awarded a fixed number of shares over a five year vesting period through 2016.

Share based award activities are as following:

Movement for the period	2012		2011
Shares outstanding as of January 1		2,340,000		3,370,025
Grants		103,500		-
Forfeitures		103,500		-
Exercised during the fiscal year		139,500		1,030,025
Shares outstanding as of December 31		2,200,500		2,340,000
Average contractual life		40 months		48 months
December 31 share price	US$	57.93	US$	53.85

Compensation expense under the plan amount to ThUS$3,142 and ThUS$11,200 for the years ended December 31, 2012 and 2011, respectively.

Notes to the consolidated financial statements as of December 31 2012

Note 14 - Disclosures on equity

14.1	Capital management

The Company’s primary capital management object is to administer the financial debt and capital of SQM and its subsidiaries, ensure continuing operations and long term business continuity, ensure financing of new investments in order to maintain steady growth, have an adequate capital structure in accordance with economic cycles that have an impact on the business and the nature of the industry, and maximize the value of SQM and its subsidiaries over the medium the mid and long term.

Capital management adheres to the limits specified in the Financial Policy approved at the General Ordinary Shareholders Meeting, which established a maximum level of consolidated leverage of 1.5 times equity. This limit can only be exceeded to the extent that Management has previously been granted express authorization at the previous Shareholders Meeting.

Additionally, capital management must meet external capital requirements (or covenants) established in SQM´s financial obligations, which regulates the debt limit to 1.4 times equity.

Together with the overall debt level the Company seeks to maintain a reasonable maturity profile of its financial obligations, ensure financial ratios between short-term and long-term maturities, and the relationship they maintain with the distribution of the Company´s assets. Consequently, the Company has maintained in recent periods current ratio levels in exess of 3.0.

Notes to the consolidated financial statements as of December 31 2012

Note 14 – Equity Disclosures (continued)

Management reviews overall

Capital management objectives are measured in accordance with the following ratios:

Capital Management	31/12/2012	31/12/2011	Description (1)	Calculation (1)
Net Financial Debt ThUS$	929,197	753,410	Financial Debt - Financial Resources	Other Current Financial Liabilities + Other Financial Liabilities, Non-Current – Cash and cash equivalents – Other Current Financial Assets- Other non-current Hedging Assets
Current Ratio	3.69	3.11	Current Assets divided by Current Liabilities	Total Current assets / Total Current Liabilities
Net Financial Debt/ Capitalization	0.30	0.29	Net Financial Debt divided by Equity	Net Financial Debt / (Net Financial Debt + Equity)
ROE	30.1%	29.7%	Net Income divided by Equity	Net Income/ Equity (Last 12 months)
ROA	25.1%	24.1%	EBITDA – Depreciation divided by total assets of financial resources minus investments in related enterprises	(Net Income – Administrative expenses) / (Total Assets – Cash and cash equivalents – Other Current Assets – Other Current Financial Assets- investments using the participation method) (Last 12 months)
Leverage	1.02	1.08	Total Liability divided by Equity	Total Liabilities / Total Equity

           (1) Assumes absolute value of various accounts

The Company´s capital requirements vary depending on:  working capital requirements, financing of new investments and dividends, among others. SQM manages its capital structure and makes adjustments based on prevailing economic conditions, in order to mitigate the risks associated with adverse market conditions and to take advantage of opportunities to improve overall liquidity.

There have been no changes in the capital management objectives or policies within the years covered by these consolidated financial statements.

Notes to the consolidated financial statements as of December 31 2012

Note 14 – Equity Disclosures (continued)

14.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares.

The voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

Extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2012 and 2011, the Company did not hold any shares in the parent either directly or through its companies in which it has investments.

Notes to the consolidated financial statements as of December 31 2012

Note 14 – Disclosures on equity (continued)

14.3	Disclosures on preferred share capital (continued)

Capital in preference shares consist of the following:

Type of capital in preferred shares	12/31/2012		12/31/2011
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	0,9435	2,8464	0,9435	2,8464
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

During the years ended December 31, 2012 and 2011 the Company did not issue any new shares.

Notes to the consolidated financial statements as of December 31 2012

Note 14 - Disclosures on equity (continued)

14.4	Disclosures on reserves in equity

Reserves for currency exchange conversion

This balance reflects retained earnings for changes due to the translation of subsidiaries financial statements into U.S. Dollars.

Reserve for cash flow hedges

This balance reflects changes in the fair value of derivative financial instruments classified as hedging changes in cash flows associated with UF-and Chilean Peso-denominated debt obligations.

Reserve for actuarial gains or losses in defined benefit plans

This balance reflects changes in the actuarial gains and losses in the calculation of defined benefit obligations, refer to Note 13.5.

Other reserves

Other reserves correspond to the acquisition of the remaining interest in SQM Iberian S.A., which was already controlled by the Company upon the acquisition date of the additional interest.

Changes in these reserves consist of the following:

	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Reserve for currency exchange conversion	(330)	(1,251)	1,530
Reserve for cash flow hedge	(16,522)	(10,230)	(9,207)
Reserve for actuarial gains or losses in defined benefit plans	(2,243)	(2,954)	(2,036)
Other reserves	(1,677)	(1,677)	-

Total other reserves	(20,772)	(16,112)	(9,713)

Notes to the consolidated financial statements as of December 31 2012

Note 14 - Disclosures on equity (continued)

14.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, the Company is required to distribute a cash dividend in an amount equal to at least 30% of its consolidated profit for the period for year unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years), or as otherwise determined by a unanimous vote of shareholders.

The dividend policy defined by the Shareholders’ General Meeting is:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of profit for the period.

-	Distribution and payment, if possible during the year, of a provisional dividend which will be recorded against the aforementioned final dividend, This provisional dividend will normally be paid during the last quarter of the year and its amount can not exceed 50% of the retained earnings for distribution obtained during the year, which are reflected in the Company’s financial statements as of September 30 of each year.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to profit for the year in up to two installments, which must be paid prior to June 30 of the following year.

-	An amount equivalent to the remaining 50% of the Company’s profit for the year will be retained and used to finance operations and one or more of the Company’s investment projects with no prejudice of the possible future capitalization of this investment.

-	The Board of Directors does not consider the payment of any additional or interim dividends.

-	The application of the Company´s dividend policy is dependent upon final profit for the year, and in future, to the Company’s regular forecasts and the existence of conditions or events that could affect them. Any significant change in the Company´s dividend policy or in events and conditions that may affect the Company´s dividend policy will be timely communicated to all shareholders.

14.6	Provisional dividends

On November 20, 2012, the Company reported to the SVS, that the Company’s Board of Directors agreed to pay and distribute a provisional dividend of approximately US$0.94986 per share. The dividend was paid on December 12, 2012 from accumulated profits during the first nine months of 2012, in favor of all Shareholders registered in SQM Shareholders Register as of December 5, 2012. The dividend was paid in equivalent Chilean Pesos, based on U.S. Dollar exchange rate as published in the Official Gazette on December 5, 2012.

Notes to the consolidated financial statements as of December 31 2012

Note 14 - Disclosures on equity (continued)

On April 26, 2012, in the Thirty-Seventh General Ordinary Shareholders’ Meeting, the payment of a definite dividend of US$1,03679 per share was approved because of the net profit obtained during the 2011’s commercial exercise, to that dividend, should be discounted US$0.73329 per share that has already been paid on account of provisory dividend and the remainder, then amounting to US$0.30350 per share, will be paid and distributed in favor of SQM’s shareholders who are registered in the corresponding Record, during the fifth working day before the date when this will be paid, such last amount, in case that correspond, will be paid in its equivalent in CLP (Chilean Peso) according to the value of “Dólar Observado” or “U.S. Dollar” published in the Official Gazette of April 26, 2012.

On November 22, 2011, it was reported to the Superintendence of Securities and Insurance that the Board of Directors of Sociedad Química y Minera de Chile S.A., in its meeting on November 22, 2011, unanimously agreed to pay and distribute the provisional dividend referred to in SQM’s current “2011 Dividends Policy” which was informed to SQM’s General Annual Ordinary Shareholders Meeting that was held on April 28 of this year, this, for the essential purpose of being able to pay and distribute as of December 19, 2011, a provisional dividend of US$0.73329 per share –and which is approximately equivalent to the total amount of US$193 million and the latter corresponds to 50% of the distributable net income of the fiscal year 2011 that has been accrued at September 30, 2011, the above, is charged against the net income of said fiscal year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5 working day prior to December 19, 2011, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 13, 2011.

At the Annual Board of Directors meeting held on April 28, 2011, the Directors unanimously agreed to pay a final dividend of US$0.7259 per share in relation to net profit for the year, notwithstanding the above, US$0.41794 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above, line with this, the balance, amounting to US$0.30798 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid.

Dividends presented deducted from equity are:

	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Dividends attributable to controlling interests	253,438	270,915	173,527
Dividends payable	76,267	82,120	5,831

Notes to the consolidated financial statements as of December 31 2012

Note 15 – Provisions and other non-financial liabilities

15.1	Classes of provisions

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total	Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Legal provision	5,567	3,000	8,567	4,571	3,000	7,571	2,590
Provision for dismantling, restoration and rehabilitation costs	-	4,357	4,357	-	3,724	3,724	-
Other provisions	12,922	-	12,922	12,366	1,871	14,237	12,424
Total	18,489	7,357	25,846	16,937	8,595	25,532	15,014

(*) Legal provisions consists primarily of estimated obligations related to certain legal claims brought against the Company’s subsidiaries in Brazil and United States (see note 16.1).

Notes to the consolidated financial statements as of December 31 2012

Note 15 - Provisions and other non-financial liabilities (continued)

15.2	Description of other provisions

Description of other provisions	12/31/2012 ThUS$	12/31/2011 ThUS$
Current provisions
Provision for tax loss in fiscal litigation	1,606	1,441
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	7,712	6,800
Closure of Toco operations	-	-
Fines payable in Brazil	2,500	2,500
Miscellaneous provisions	1,104	1,625
Total	12,922	12,366
Long-term provisions
Mine closure	4,357	3,724
Indemnity obligation to Yara South Africa	-	1,871
Total	4,357	5,595

15.3	Other non-financial liabilities, current

Description of other liabilities	12/31/2012 ThUS$	12/31/2011 ThUS$

Tax withholdings	11,887	9,837
VAT payable	16,481	21,087
Guarantees received	872	920
Accrual for dividend	76,267	81,325
Monthly tax provisional payments	22,073	11,239
Deferred income	16,291	15,284
Withholdings from employees and salaries payable	7,546	5,554
Accrued vacations	20,710	15,874
Other current liabilities	73	841
Total	172,200	161,961

Notes to the consolidated financial statements as of December 31 2012

Note 15 - Provisions and other non-financial liabilities (continued)

15.4	Changes in provisions for the year ending December 31, 2012:

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	7,571	3,724	14,237	25,532

Changes in provisions:

Additional provisions	1,000	633	8,863	10,496

Provision used	(4)	-	(10,061)	(10,065)
Increase (decrease) in foreign currency translation	-	-	(117)	(117)

Total provisions, final balance	8,567	4,357	12,922	25,846

Notes to the consolidated financial statements as of December 31 2012

Note 15- Provisions and other non-financial liabilities (continued)

15.4	Changes in provisions for the year ending December 31, 2011:

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	4,590	3,500	12,424	20,514

Changes in provisions:

Additional provisions	3,000	224	13,076	16,300

Provision used	(19)	-	(11,080)	(11,099)
Increase (decrease) in foreign currency translation	-	-	(183)	(183)

Total provisions, final balance	7,571	3,724	14,237	25,532

Notes to the consolidated financial statements as of December 31 2012

Note 15 - Provisions and other non-financial liabilities (continued)

15.4	Changes in provisions for the year ending December 31, 2010

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	590	3,500	15,852	19,942

Changes in provisions:

Additional provisions	4,000	-	16,081	20,081

Provision used	-	-	(19,583)	(19,583)
Increase (decrease) in foreign currency translation	-	-	74	74

Total provisions, final balance	4,590	3,500	12,424	20,514

Notes to the consolidated financial statements as of December 31 2012

Note 15 - Provisions and other non-financial liabilities (continued)

15.5	Detail of main classes of provisions

Legal expenses: Provision for legal claims brought against the Company’s subsidiaries in Brazil and the United States.

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution of taxes claims in Brazil for SQM Brazil and NNC.

CORFO royalties agreement: Relates to the commercialization of mining properties payable from SQM Salar S.A. to CORFO on a quarterly basis. The royalty is calculated based on sales of products extracted from the Salar de Atacama.

Provisions are updated each reporting period based on changes in the facts and circumstances of each obligation.

There are no significant uncertainties with respect to the timing or amount of an specific provision.

Notes to the consolidated financial statements as of December 31 2012

Note 16 - Contingencies and restrictions

16.1	Lawsuits and other relevant events

1.	Plaintiffs	:	JB Comércio de Fertilizantes e Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil,
	Reason:		Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract,
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda, and recourse of appeal pending resolution
	Claim amount	:	ThUS$1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S,A, and SQM S,A, and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Claim amount	:	ThUS$550

3.	Plaintiffs	:	Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra, Eduardo Fajardo Beltran and Martina Fajardo Beltran
	Defendants	:	SQM Salar S.A. and insured parties
	Date	:	November 2009
	Court	:	20th Civil Court in Santiago
	Reason	:	Labor accident
	Status	:	Summons to hear the judgement
	Claim amount	:	ThUS$1,880

4.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. however the Company has not yet been formally notified
	Date	:	December 2010
	Court	:	United States District Court for the Central District of California

Notes to the consolidated financial statements as of December 31 2012

Note 16 - Contingencies and restrictions (continued)

16.1 Lawsuits and other relevant events, continued

Reason	:	Expenses and related damages to treat and remove perchlorate from groundwater alledegely caused by the Company’s fertilizer products
Status	:	Pending appeal by the the plaintiff, who lost in the first instance.
Claim amount	:	Not possible to determine

5.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Eastern District of California
	Reason	:	Expenses and related damages to treat and remove perchlorate from groundwater alledegely caused by the Company’s fertilizer products
	Status	:	Claim, Procedure suspended
	Claim value	:	Not possible to determine

6.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures
	Status	:	Evidence gathering
	Claim value	:	ThUS$200

7.	Plaintiff	:	Angelina Castillo Figueroa and others
	Defendant	:	SQM Nitratos S,A, and its assurers
	Date	:	June 2012
	Court	:	2nd Civil Court of Santiago
	Reason	:	Demand for damages related to a 2010 explosion near Baquedano, that resulted in the death of six employees
	Status	:	Evidence gathering
	Claim value	:	ThUS$9,400

Notes to the consolidated financial statements as of December 31 2012

Note 16 - Contingencies and restrictions (continued)

16.1	Lawsuits and other relevant events, continued

8.	Plaintiff	:	Nilda Ester Muñoz Muñoz y otros
	Defendant	:	Alejandro Reyes R., Transportes Transerik Limitada, Contructora Excon S.A., y SQM Salar S.A. and their inssurers
	Date	:	July 2012
	Court	:	15th Civil Court of Santiago
	Reason	:	Claim for damages for an accident occurring in 2010 at our Salar de Atacama facility causing the death of Mr. Daniel Opazo Muñoz
	Status	:	Answer to the complaint
	Claim value	:	ThUS$2,400

9.	Plaintiff	:	Sociedad industrial Seguel y Ortiz Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2012
	Court	:	Arbitral
	Reason	:	Indemnity for supposed damages derived from anticipated end of contract for services rendered
	Status	:	Answer to the complaint
	Claim value	:	ThUS$3,500

10.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. y SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court Antofagasta
	Reason	:	Damages related to attempted sexual abuse
	Status	:	Answer to the complaint
	Claim amount	:	ThUS$200

The Company has only registered a provision for estimated losses in those lawsuits described above in which the probability of loss is considered to be more likely than not.

The Company and its subsidiaries have been involved and will likely continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice who will make the final decision. Those proceedings governed by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to specific mining claims either granted or to be granted and that do not or will not have an adverse affect on the development of the Company and its subsidiaries.

Notes to the consolidated financial statements as of December 31 2012

Note 16 - Contingencies and restrictions (continued)

16.1	Lawsuits and other relevant events, continued

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total claim value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed. Such amounts will continue required using judicial or non-judicial means by the plaintiffs, until the actions and exercise related to these actions are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned above. The claims detailed above seek to annul certain mining claims that were purchased by SQM and it subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

16.2	Restrictions to the management or financial limits

Credit Agreements executed by the Company and its subsidiaries with national and foreign banks and international bonds outstanding, require the Company comply with the following consolidated financial ratios:

-	Maintain a minimum Net Worth of ThUS$900,000.

-	Maintain a Net Financial Debt to EBITDA ratio no greater than 3.00:1.00.

-	Maintain a Leverage ratio no greater than 1.40:1.00.

-	Maintain an Operating Subsidiaries’ Interest Indebtedness ratio, defined as the sum of SQM Salar S.A. and SQM Industrial S.A. financial debt over Total Current Assets, no greater than 0.30:1.00.

The calculated ratios mentioned above are as follows:

Indicator	12/31/2012	12/31/2011
Net Worth ThUS$	2,187,446	1,864,380
Net Financial Debt/EBITDA	0.83	0.79
Leverage	1.02	1.08
Debt SQM Industrial and SQM Salar/Current Assets	0.04	0.05

Notes to the consolidated financial statements as of December 31 2012

Note 16 - Contingencies and restrictions (continued)

Covenants included in notes issued outside of Chile require that the Company will not consolidate with or merge into any other entity or convey or substantially transfer its properties and assets to another entity, unless (i) the successor entity will be an enity existing under the laws of the United States (or any State thereof or the District of Columbia) or Chile and will assume, by a supplemental indenture, the due and punctual payment of the principal, premium, if any related, and interest in respect of all the outstanding notes and the performance of every covenant in the indenture on the part of the Company to be performed or observed, (ii) immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, will have happened and be continuing; and (iii) the Company will have delivered to the Trustee an officer’s certificate and opinion of counsel stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger conveyance or transfer (other than a lease), such successor entity will succeed to and be substituted for the Company as obligor on the notes, with the same effect as if it had been named in the Indenture as such obligor.

In addition, SQM is required to provide quarterly financial information.

The Company and its subsidiaries are in full compliance with all limitations, restrictions and obligations mentioned above.

16.3	Commitments

The SQM Salar S.A. entered into a royalty agreement with the CORFO which requires annual payments to CORFO for the commercialization of certain mining properties owned by CORFO and the related products produced from these mining properties. Annual royalties are calculated based on the sales of each type of product. The contract expires in 2030. Royalties amounted to ThUS$27,193 and ThUS$23,951 for the years ended December 31, 2012 and 2011, respectively.

16.4	Restricted or pledged cash

Isapre Norte Grande Ltda, in compliance with requirements established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee of financial instruments, delivered in the form of deposits, in the custody and administration of Banco de Chile. This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is the equivalent of the total amounts owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda, on a daily basis. As of December 31, 2012 and 2011, the guarantee amounted to ThUS$571 and ThUS$428, respectively.

Notes to the consolidated financial statements as of December 31 2012

Note 16 - Contingencies and restrictions (continued)

16.5	Securities obtained from third parties

Security received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with contractual obligations derived from the distribution and sale of fertilizers amounted to ThUS$4,126 and ThUS$4,467 as of December 31, 2012 and 2011, respectively. The following entities have provided securities:

Entity name	12/31/2012 ThUS$	12/31/2011 ThUS$

Llanos y Wammes Soc, Com, Ltda	2,084	1,926
Fertglobal Chile Ltda,.	1,042	1,541
Tattersall Agroinsumos S,A,	1,000	1,000

Notes to the consolidated financial statements as of December 31 2012

Nota 16 - Contingencies and restrictions (continued)

16.6	Indirect guarantees

Guarantees issued in which there is no current balance, reflect indirect guarantees in force and approved by the Company's Board of Directors and have not been drawn upon by the respective subsidiary.

Pending balances as of the closing date of the financial statements
	Debtor		Type of	12/31/2012	12/31/2011
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A,G,	SQM Potasio S.A.	Subsidiary	Bond	-	-
ING Capital LLC	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd,	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,235	50,207
Scotiabank & Trust (Cayman) Ltd,	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,164	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,141	40,140
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,020	50,024
The Bank of Tokyo-Mitsubishi UFJ Ltd,	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,140	50,137
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd,	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the consolidated financial statements as of December 31 2012

Note 17 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares outstanding during that period,

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$

Earnings attributable to owners of the parent	649,167	545,758	382,122

Number of common shares in circulation	263,196,524	263,196,524	263,196,524

Basic earnings per share (US$ per share)	2.47	2.07	1.45

The Company has not entered into any operation or issued any securities or financial instruments with a potential dilutive effect. Therefore diluted earnings per share is the same as basic earnings per share.

Notes to the consolidated financial statements as of December 31 2012

Note 18 - Effect of fluctuations on the foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year	(26,787)	(25,307)	(5,807)
Conversion of foreign exchange reserves attributable to the owners of the controlling entity	921	(2,781)	296
Conversion of foreign exchange reserves attributable to the non-controlling entity	61	(109)	367

b)	Reserves for foreign currency exchange differences:

Foreign currency exchange differences are detailed as follows:

Detail	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$

Changes in equity generated through the equity method:
Comercial Hydro S.A.	937	937	937
SQMC Internacional Ltda.	36	23	41
Proinsa Ltda.	27	17	31
Agrorama Callegari Ltda.	152	102	161
Isapre Cruz del Norte Ltda.	89	55	99
Almacenes y Depósitos Ltda.	103	57	90
Sales de Magnesio Ltda.	177	48	132
Sociedad de Servicios de Salud S.A.	33	24	39
Agrorama S.A.	(11)	(11)	-
Doktor Tarsa	(1,035)	(1,964)	-
Nutrisi Holding	(42)	(42)	-
SQM Vitas Fzco	(318)	(159)	-
Ajay Europe	(275)	(176)	-
Misr Specialty Ferti	(39)	(39)	-
SQM Eastmed Turkey	(42)	(40)	-
Charlee SQM (Thailand) Co. Lta.	(32)	(52)	-
Coromandel SQM India	(118)	(31)	-
SQM Italia SRL	28	-	-
Total	(330)	(1,251)	1,530

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. Dollar.

Notes to the consolidated financial statements as of December 31 2012

Note 18 - Effect of fluctuations on the foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 19 - Environment

19.1	Disclosures of disbursements related to the environment

The Company is concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which the emission of particulates. Currently this operation is only conducted at the Company´s Pedro de Valdivia operations.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla, Chile. In 2007, the city of Tocopilla was declared a zone saturated with MP10 particles mainly due to the emissions from electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental monitoring plans based on specialized scientific studies, Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.1	Disclosures of disbursements related to the environment (continued)

Furthermore, within the framework of the environmental studies that the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been specifically performed in the areas surrounding our Maria Elena and Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

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

19.2	Detail of information on disbursements related to the environment

Cumulative disbursements as of December 31, 2012 in related to investments in production processes, verification and control of compliance with environmental ordinances and laws relative to industrial processes and facilities, amounted to ThUS$23,207 and are detailed as follows:

Notes to the consolidated financial statements as of December 31 2012

Note 19- Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of December 31, 2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S,A,	Environmental Management (Expense as of December 2012)	Not classified	Expense	Not classified	1,808	12-31-2012
SQM Industrial S,A,	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Sustainability	Asset	Not classified	72	12-31-2012
SQM Industrial S,A,	JQEZ – Change of Berrtrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	235	12-31-2012
SQM Industrial S,A,	JQH9 – Purchase of Bertrams Boiler	Sustainability: Replacement of equipment	Asset	Development	600	12-31-2012
SQM Industrial S,A,	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Expense	Not classified	37	12-31-2012
SQM Industrial S,A,	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	841	12-31-2012
SQM Industrial S,A,	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	211	12-31-2012
SQM Industrial S,A,	MQ8M - Reconditioning monitoring station ME	Sustainability: Renovation	Expense	Not classified	8	12-31-2012
SQM Industrial S,A,	MQA8 – Normalization gas systems peripheral casinos (stage 1 of project)	Not classified	Expense	Not classified	106	12-31-2012
SQM Industrial S,A,	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not classified	Expense	Not classified	8	12-31-2012
SQM Industrial S,A,	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	7	12-31-2012
SQM Industrial S,A,	MQHF- Pilas ME Maintenance	Sustainability	Asset	Not classified	161	12-31-2012
SQM Industrial S,A,	MQK2- Elimination of PCBs I	Not classified	Expense	Not classified	16	12-31-2012

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of December 31, 2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S,A,	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Expense	Not classified	147	12-31-2012
SQM Industrial S,A,	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset Expense	Not classified	193	12-31-2012
SQM Industrial S,A,	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset	Not classified	1,763	12-31-2012
SQM Industrial S,A,	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	199	12-31-2012
SQM Industrial S,A,	TQA2 – Improvement sewage Villa Prat	Not classified	Expense	Not classified	16	12-31-2012
SQM Industrial S,A,	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Environmental procedure	Asset	Not classified	32	12-31-2012
SQM Industrial S,A,	FP55 - FPXA - Zone Mine EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Environmental procedure	Asset	Not classified	1,425	12-31-2012
SQM Industrial S,A,	JQB6 - NPTIV (DIA Planta NPT4, Coya Sur)	Environmental procedure	Asset	No Clasificado	65	12-31-2012
SQM Industrial S,A,	PQLV- Mine PV New Area (DIA Pedro de Valdivia Mine)	Ambient procedure	Expense	Not classified	131	12-31-2012
SQM Industrial S,A,	CQLX-Yard for Hazrdous Waste – S. del Carmen and Lagarto	Sustainability		Not classified	47	12-31-2012
SQM S,A,	MQLQ- Gas Washing System	Sustainability: Risk Prevention and Environment	Asset	Development	324	12-31-2012
SQM S,A,	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	534	12-31-2012

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of December 31, 2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM S,A,	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not classified	166	12-31-2012
SQM S,A,	IPXE - Environmental Monitoring Plan Llamara Salt flat	Sustainability: Environment and Risk prevention	Expense	Not classified	872	12-31-2012
SQM S,A,	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not classified	881	12-31-2012
SQM S,A,	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Asset	Development	1,759	12-31-2012
SQM S,A,	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	66	12-31-2012
SQM S,A,	IQ1K - Construction of 3 observation wells in Sur Viejo	Sustainability: Natural Resources	Asset	Development	195	12-31-2012
SQM S,A,	IQ1M - PSA Re-injection of water to Puquios Llamara	Not classified	Asset	Not classified	1,653	12-31-2012
SQM S,A,	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Expense	Not classified	251	12-31-2012
SQM S,A,	IQ52 - New Victoria Environment Office	Not classified	Expense	Not classified	29	12-31-2012
SQM S,A,	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Expense	Not classified	24	12-31-2012
SQM S,A,	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Expense	Not classified	500	12-31-2012
SQM S,A,	IQ9V - Project Quillagua	Not classified	Expense	Not classified	788	12-31-2012
SQM S,A,	IQOW- Equipping deposit for heritage interest at Humberstone	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12-31-2012
SQM S,A,	IQPJ- Cultural Heritage Measures in Mina Etapa	Sustainability	Expense	Not classified	61	12-31-2012

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of December 31, 2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM S,A,	PQB9 - Change of exhaust SO2 gas	Sustainability	Asset	Not classified	178	12-31-2012
SQM S,A,	IQ6M/ IQ6N - DIA Expansion Nueva Victoria Sur Mine (Projects: Exploration NVS7 2011 and Exploration Nva, Victoria Oeste)	Environmental procedure	Expense	Not classified	115	12-31-2012
SQM S,A,	IP83 - DIA Expansion TLN-15 (Projects: Management Administration Expenses SQM Nueva Victoria)	Not classified	Expense	Not classified	23	12-31-2012
SQM Salar S,A	LQFD- Changing Houses	Sustainability	Asset	Not classified	160	12-31-2012
SQM Salar S,A,	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	17	12-31-2012
SQM Salar S,A,	CQ8U - New Changing Room CL - HL	Capacity Upgrade	Asset	Not classified	242	12-31-2012
SQM Salar S,A,	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability	Expense	Development	1,126	12-31-2012
SQM Salar S,A,	LPTF – Environmental study and exploration 2010	Sustainability	Expense	Not classified	398	12-31-2012
SQM Salar S,A,	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not classified	206	12-31-2012
SQM Salar S,A,	LQDM – Certification of tanks	Sustainability	Asset - Expense	Not classified	146	12-31-2012
SQM Salar S,A	LQI6- Surveys and Ambient Prospections 2011 (EIA Operation Actualization in Salar de Atacama)	Ambient Procedure	Asset	Not classified	358	12-31-2012
SQM Salar S,A	LQNI-DIA Expansion of drying plant and compacted KCL facility	Ambient Procedure	Asset	Not classified	19	12-31-2012
SIT S,A,	TQNA- Meteorological station Tocopilla (Decontamination plan system Tocopilla)	Sustainability: Risk and Environment Prevention	Asset	Not classified	15	12-31-2012
SIT S,A,	MQ6Y - Maintenance and repair and bureau of exchange Tocopilla ME	Sustainability: Environment and Risk prevention	Expense	Not classified	20	12-31-2012

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of December 31, 2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SIT S,A,	TQM2 – Capsulation Project charge/ discharge Fields 1 and 8	Costs Reduction	Expense	Not classified	8	12-31-2012
SIT S,A,	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Expense	Not classified	64	12-31-2012
SIT S,A,	TPYX – Equipping of dust collector of the cradle and seal - Field 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset - Expense	Development	1,658	12-31-2012
SIT S,A,	TQAP - Paving Field No, 3 and No, 4	Capacity Upgrade	Expense	Not classified	13	12-31-2012
SIT S,A,	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	3	12-31-2012
SIT S,A,	TQLY- Dust Extractor for packing line N°1	Ambient Procedure	Expense	Not classified	25	12-31-2012
SIT S,A,	TQQ5- Environental Divisions yard N°8	Sustainability: Environment and Risk prevention	Expense	Not classified	22	12-31-2012
SQM Potasio S,A,	IQ4C - Camp Development (Osmosis and Others)	Capacity Upgrade	Asset	Not classified	1,987	12-31-2012
SQM Nitratos S,A,	IQDN- Storage Rises – Maintenance of Mine NV	Sustainability: Risk Prev,, and Environment	Asset	Not classified	26	12-31-2012
SQM Nitratos S,A,	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	47	12-31-2012
SQM Nitratos S,A	IQMH-Operation Standardization NV mine	Sustainability: Environment and Risk prevention	Asset	Not classified	99	12-31-2012
				Total	23,207

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Future expenses as of December 31, 2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S,A,	Environment management (Budget 2012 Available at IV Quarter 2012)	Not classified	Expense	Not classified	2,027	12-31-2013
SQM Industrial S,A,	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not classified	68	12-31-2013
SQM Industrial S,A,	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	1,600	12-31-2013
SQM Industrial S,A,	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	152	06-30-2013
SQM Industrial S,A,	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	49	03-31-2013
SQM Industrial S,A,	MQHF – Sustaining of batteries ME	Sustainability	Asset - Expense	Not classified	16	08-01-2013
SQM Industrial S,A,	MQK2 – Elimination of PCBs I	Not classified	Asset - Expense	Not classified	554	03-31-2014
SQM Industrial S,A,	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not classified	44	12-31-2013
SQM Industrial S,A,	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	1,315	12-31-2013
SQM Industrial S,A,	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	20	01-31-2014
SQM Industrial S,A,	TQA2 - Drainage Improvement Villa Prat	Not classified	Asset - Expense	Not classified	104	06-30-2013
SQM Industrial S,A,	CQLX- Yard for Dangerous Residue - S, Carmen y Lagarto	Sustainability: Risk Prevention and Environment	Asset - Expense	Not classified	53	03-31-2013
SQM Industrial S,A	JQL7- Engineering and Project for the reception of prilado and dried dust, KNO3	Capacity Upgrade	Expense	Research	200	08-01-2013

Notes to the consolidated financial statements as of December 31 2012

Note 19- Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Future expenses as of December 31, 2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S,A,	FP55 - FPXA - EIA Expansion (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	135	08-31-2013
SQM Industrial S,A	JQB6 – NPTIV (DIA Planta NPT4, Coya Sur)	Ambient Procedure	Asset	Not classified	5	11-30-2013
SQM Industrial S,A	PQLV – New Area of Mine PV (DIA Pedro de Valdivia Mine)	Ambient Procedure	Asset	Not classified	243	09-30-2013
SQM S,A,	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	03-31-2013
SQM S,A,	IPXE - Environmental Monitoring Plan Llamara Salt flat	Sustainability: Environment and Risk prevention	Expense	Not classified	87	03-31-2013
SQM S,A,	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not classified	168	06-30-2013
SQM S,A,	IQ1M - PSA Re-injection of water to Puquios Llamara	Not classified	Asset	Not classified	441	12-31-2013
SQM S,A,	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not classified	148	12-31-2013
SQM S,A,	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not classified	219	12-31-2013
SQM S,A,	MQLQ – Fumes Washing System	Sustainability: Risk Prevention and Environment	Asset	Development	288	06-30-2013
SQM S,A,	IQOW- Equipping deposit of patrimony Humberstone	Sustainability: Risk and Environment Prevention	Expense	Not classified	38	03-31-2013
SQM S,A,	IQ6M/ IQ6N - DIA Expansion Nueva Victoria Sur Mine (Projects: Exploration NVS7 2011 and Exploration Nva, Victoria Oeste)	Sustainability: Natural Resources	Asset	Not classified	2	03-31-2013
SQM Salar S,A	LQDM – Certification of tanks	Sustainability	Expense	Not classified	600	12-31-2013
SQM Salar S,A	LQI6 –EIA Update: operation in the Salar de Atacama	Ambient Procedure	Asset	Not classified	265	06-30-2013

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Future expenses as of December 31, 2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Salar S,A	LQNI-DIA Expansion of drying plant and compacted KCL facility	Ambient Procedure	Asset	Not classified	16	08-31-2013
SQM Salar S,A	LQG8 – Waste room Toconao Campsite	Not classified	Asset - Expense	Not classified	16	03-31-2013
SIT S,A,	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	40	12-31-2013
SIT S,A,	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	162	12-31-2013
SIT S,A,	TQQ5- Environental Divisions yard N°8	Sustainability: Environment and Risk prevention	Expense	Not classified	30	04-27-2013
SQM Nitratos S,A	IQMH-Normalización Operaciones área mina NV	Sustainability: Environment and Risk prevention	Asset	Not classified	157	03-31-2013
				Total	9,279

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses, as of December 31, 2011

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S,A,	Environment Management (2010 Expense)	Not classified	Expense	Not classified	1,868	12-31-2011
SQM Industrial S,A,	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	59	01-31-2014
SQM Industrial S,A,	ANMI - Infrastructure consulting for the storage of dangerous chemical substances	Sustainability: Environment and Risk prevention	Asset	Development	46	06-30-2011
SQM Industrial S,A,	FNWR EID Discard field Pampa Blanca	Sustainability: Environment and Risk prevention	Expense	Development	30	12-31-2011
SQM Industrial S,A,	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	945	12-31-2012
SQM Industrial S,A,	JNTU - Assessment of waters at San Isidro	Sustainability: Environment and Risk prevention	Asset	Not classified	556	12-31-2011
SQM Industrial S,A,	JPX9 - Enhanced Ground Granulated EID-Prilado Coya Sur (Project: Pilot Plant TD and Pilot Testing of Resin)	Sustainability: Research and Development	Asset	Research	11	06-30-2011
SQM Industrial S,A,	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not classified	29	12-01-2011
SQM Industrial S,A,	MP17 - Standardization Water Chlorination ME / CS / PV	Sustainability	Asset	Not classified	7	06-30-2011
SQM Industrial S,A,	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	613	12-31-2011
SQM Industrial S,A,	MPIS - Stabilization of streets and sidewalks dust suppression	Sustainability	Asset	Development	736	06-30-2011
SQM Industrial S,A,	MPL5 - Repair sanitary and electrical services	Sustainability	Asset	Development	184	06-30-2011
SQM Industrial S,A,	MPLS - Automation and Alarm Monitoring Station Hospital information	Not classified	Asset	Not classified	10	06-30-2011

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses, as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S,A,	MQ51 - Terms of Reference Project ME equity measures	Sustainability: Environment and Risk prevention	Expense	Not classified	2	12-31-2011
SQM Industrial S,A,	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset	Not classified	22	12-31-2011
SQM Industrial S,A,	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	785	12-01-2011
SQM Industrial S,A,	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Capacity Upgrade	Asset	Development	17	09-01-2012
SQM Industrial S,A,	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Sustainability	Asset	Not classified	45	12-31-2011
SQM Industrial S,A,	MQ7P - ME Village sewer lids change	Sustainability	Expense	Not classified	19	12-31-2011
SQM Industrial S,A,	JQB6 - EID Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Upgrade	Asset	Development	5	04-30-2012
SQM Industrial S,A,	TQ78 - motorized sweepers	Sustainability: Replacement of equipment	Asset	Development	206	12-31-2011
Minera Nueva Victoria Ltda,	IPMN - Capacity Expansion Sanitary Iris	Capacity upgrade	Asset	Development	85	06-30-2011
SQM Industrial S,A,	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	199	12-31-2011
SQM Industrial S,A,	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset – Expense	Not classified	68	12-31-2012
SQM Industrial S,A,	MQ8M - Reconditioning monitoring station ME	Sustainability: Renovation	Asset	Not classified	7	12-31-2011
SQM Industrial S,A,	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not classified	Asset	Not classified	3	12-31-2011

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses, as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
Minera Nueva Victoria Ltda,	IPNW - Improvements Halls C / D / B Iris	Sustainability	Asset	Not classified	44	08-31-2011
Minera Nueva Victoria Ltda,	IQ4C - Development Camp (Osmosis and Others)	Capacity Upgrade	Asset	Not classified	1,630	12-31-2012
SIT S,A,	TPLR - Implementation sewage pumping system to sewer	Sustainability: Environment and Risk prevention	Asset	Not classified	68	06-30-2011
SIT S,A,	TPM7 – Environmental nets field 3 and 4	Not classified	Asset - Expense	Not classified	524	06-30-2011
SIT S,A,	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	64	12-31-2011
SIT S,A,	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	1,496	12-31-2011
SIT S,A,	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	3	12-01-2011
SIT S,A,	TQAP - Paving Field No, 3 and No, 4	Capacity Upgrade	Expense	Not classified	4	10-30-2012
SQM Nitratos S,A	IP6W - Treatment Plant Riles	Sustainability: Environment and Risk prevention	Asset	Not classified	39	06-30-2011
SQM Nitratos S,A	PP0V - Environmental Medium Maintenance Projects ME-PV-NV-PB	Sustainability: Environment and Risk prevention	Asset – Expense	Development	82	06-30-2011
SQM S,A,	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	534	12-31-2011
SQM S,A,	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not classified	127	12-31-2011
SQM S,A,	IPXE - Environmental Monitoring Plan Llamara Salt flat	Sustainability: Environment and Risk prevention	Expense	Not classified	465	12-31-2012

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses, as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S,A,	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not classified	230	12-31-2012
SQM S,A,	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	1,740	12-31-2011
SQM S,A,	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	65	12-31-2011
SQM S,A,	IQ1K - Construction of 3 observation wells in Sur Viejo	Sustainability: Natural Resources	Asset	Development	195	12-31-2011
SQM S,A,	IQ1M - PSA Re-injection of water to Puquios Llamara	Not classified	Asset	Not classified	962	12-31-2011
SQM S,A,	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not classified	100	12-31-2012
SQM S,A,	IQ52 - New Victoria Environment Office	Not classified	Asset	Not classified	29	12-31-2011
SQM S,A,	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not classified	9	12-31-2011
SQM S,A,	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not classified	188	12-31-2012
SQM S,A,	SCI6 - Environmental Studies - Project Region I	Not classified	Asset	Not classified	2,376	12-31-2011
SQM S,A,	IQ6M - DIA Expansion Nueva Victoria Sur Mine	Sustainability: Natural Resources	Asset	Not classified	262	01-31-2011
SQM S,A,	IQ9V – Quillagua Project	Not classified	Asset	Not classified	323	12-31-2014
SQM Salar S,A	CPTP - Installing emergency showers drinking water	Sustainability	Asset	Not classified	26	12-31-2011

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses, as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Salar S,A	CPZH - Management of Descartes Filter Presses Hydroxide	Sustainability: Environment and Risk prevention	Expense	Not classified	39	12-31-2011
SQM Salar S,A	LP5J - Water Recharge Study Atacama Salt flat	Sustainability: Environment and Risk prevention	Expense	Research	105	12-31-2011
SQM Salar S,A	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability	Expense	Development	761	12-31-2014
SQM Salar S,A	LPTF – Environmental study and exploration 2010	Sustainability	Expense	Not classified	370	12-31-2011
SQM Salar S,A	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not classified	206	12-31-2011
SQM Salar S,A	LQ38 - Field Drying Sludge	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	26	12-31-2011
SQM Salar S,A	CQ8U - New Changing Room CL - HL	Capacity Upgrade	Asset	Not classified	238	12-31-2011
SQM Salar S,A	LQAK - garbage rooms MOP and SOP	Sustainability	Expense	Not classified	25	12-31-2011
				Total	19,912

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Future Expenses, as of December 31, 2011:

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S,A,	Environment management (Budget 2011- Expense to March 2011)	Not classified	Expense	Not classified	2,243	12-31-2011
SQM Industrial S,A,	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	551	01-31-2014
SQM Industrial S,A,	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	800	12-31-2012
SQM Industrial S,A,	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not classified	107	12-01-2011
SQM Industrial S,A,	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	487	12-31-2011
SQM Industrial S,A,	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	264	12-31-2011
SQM Industrial S,A,	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Asset - Expense	Not classified	122	12-31-2012
SQM Industrial S,A,	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset	Not classified	178	12-31-2011
SQM Industrial S,A,	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	2,715	12-01-2011
SQM Industrial S,A,	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Capacity Upgrade	Asset	Development	13	09-01-2012
SQM Industrial S,A,	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Sustainability	Asset	Not classified	30	12-31-2011
SQM Industrial S,A,	JQB6 - EID Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Upgrade	Asset	Development	50	04-30-2012
SQM Industrial S,A,	TQA2 - Drainage Improvement Villa Prat	Not classified	Asset	Not classified	170	12-30-2011

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Future Expenses, as of December 31, 2011 (continued):

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S,A,	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not classified	Asset	Not classified	297	12-31-2011
SQM Industrial S,A,	MQA8 - Normalization gas system, external cafeterias (Stage 1: projects)	Not classified	Asset	Not classified	150	12-30-2011
SQM Industrial S,A,	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	56	12-31-2011
Minera Nueva Victoria Ltda,	IQ4C - Camp Development (Osmosis and Others)	Capacity Upgrade	Asset	Not classified	1,370	12-31-2012
SIT S,A,	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	86	12-31-2011
SIT S,A,	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	204	12-31-2011
SIT S,A,	MQ6Y - Maintenance and repair and bureau of exchange Tocopilla ME	Sustainability: Environment and Risk prevention	Asset	Not classified	20	12-30-2011
SIT S,A,	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	297	12-01-2011
SQM Nitratos S,A	IQDN - Storage Rises – Maintenance of Mine NV	Sustainability: Environment and Risk prevention	Asset	Not classified	40	07-30-2012
SQM S,A,	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not classified	96	12-31-2011
SQM S,A,	IPXE - Environmental Monitoring Plan Llamara Salt flat	Sustainability: Environment and Risk prevention	Expense	Not classified	1,276	12-31-2012
SQM S,A,	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not classified	1,836	12-31-2012
SQM S,A,	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	27	12-31-2011

Notes to the consolidated financial statements as of December 31 2012

Note 19- Environment (continued)

19.2	Detail of information on disbursements related to the environment, continued

Future Expenses, as of December 31, 2011 (continued):

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S,A,	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	11	12-31-2011
SQM S,A,	IQ1K - Construction of 3 observation wells in Sur Viejo	Sustainability: Natural Resources	Asset	Development	2	12-31-2011
SQM S,A,	IQ1M - PSA Re-injection of water to Puquios Llamara	Not classified	Asset	Not classified	783	12-31-2011
SQM S,A,	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not classified	300	12-31-2012
SQM S,A,	IQ52 - New Victoria Environment Office	Not classified	Asset	Not classified	1	12-31-2011
SQM S,A,	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	12-31-2011
SQM S,A,	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not classified	764	12-31-2012
SQM S,A,	IQ9V – Quillagua Project	Not classified	Asset – Expense	Not classified	849	12-31-2014
SQM S,A,	PQB9 - Change of exhaust SO2 gas	Sustainability	Asset	Not classified	178	12-01-2011
SQM Salar S,A	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	26	12-31-2012
SQM Salar S,A	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability	Expense	Development	822	12-31-2014
SQM Salar S,A	CQ8U - New Changing Room CL - HL	Capacity Upgrade	Asset	Not classified	102	12-31-2011
				Total	17,338

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

19.3	Description of each project, indicating whether they are in process or have been completed

SQM Industrial S.A.

IQ8G: Improvement of restrooms, expanding their capacity, and improving water storage. The project is in process.

JQEZ: Purchasing and installing Bertrams Boilers in Coya Sur Prill in order to improve the level of combustion, and decreasing and controlling the emission of fumes into the environment. The project is in process.

JQH9: Purchasing Bertram’s boilers in order to improve the combustion levels, decreasing and controlling the emission of fumes to the environment. The project is in process.

MNYS: Preparation and execution of geoglyphs conservation; editing and publishing a related book, implementing a learning center, and construction of a collection deposit. These are compensation measures of the Technological Change Maria Elena project. The project is in process.

MP5W: Normalization of fuel storage and distribution system in SQM installations. The project is in process.

MPQU: Construction of warehouses for dangerous chemicals in order to comply with current regulations and decrease the chance of high risk accidents.

MQ8M: Performing maintenance to structures and closing monitoring stations in Maria Elena. The project is in process.

MQA8: Standardization of the gas network in peripheral casinos;stage 1: projects include: CS, Lagarto, Yodo, PV, Toco and Rancho 6. The project is in process.

MQAJ: Improving the water and sewer network in Maria Elena to improve operations. The project is in process.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generating reports, among others. The project is in process.

MQHF: To equip a sewage plant in Toco according to DS 594, including a changing room for operators and contractors, among other improvements. The project is in process.

MQK2: Decontaminating equipment and other items contaminated with PCBs in accordance with applicable regulations. The project is in process.

PPC1: Purchasing and replacing equipment contaminated with PCB and obsolete equipment without spare parts. The project is in process.

Note 19 - Environment (continued)

PPNK: Control of the ammonia gas in the crystal plant stoppage. The project is in process.

PPZU: Normalize and certify fuel tanks in the María Elena, Coya Sur and Pedro de Valdivia plants. The project is in process.

SQ7X: Obtaining and recording information of components and finished products of SQM in the ECHA database to comply with the requirements of REACH regulation of the European Union. The project is in process.

TQA2: Improving the Villa Prat sewage system. The project is in process.

CQLX: Construction in each place a field of approximately 145 m2. The project is in process.

JQL7: Improve product recovery and to control emissions. The Project is in process.

Notes to the consolidated financial statements as of December 31 2012

JQ8K: Building a new drying plant in Coya Sur. The project is in process.

FP55 – FPXA: These 2 projects have a final objective consisting in the installation of a sea water sucking system of 87 km from the Mejillones area to the SQM facilities located in Pampa Blanca. The projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in process.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is in process.

PQLV: Elaboration of the DIA Pedro de Valdivia Mine. The project is in process.

SQM S.A.

AQ0A: To enable the use of water rights granted in several wells in the Conaf Pampa del Tamarugal reservation and to move them outside of the Tamarugo Forest and the reservation to reduce the environmental impact of its development. The project is in process.

IPFT: Implementing measures committed in various projects related to the Nueva Victoria mine, and updating Nueva Victoria’s operations, including evaporation ponds in the Iris. The project is in process.

IPXE: To implement the environment follow-up plan of Project Pampa Hermosa in Salar de Llamara. The project is in process.

IPXF: To implement the environment follow-up of plan of Project Pampa Hermosa in Pampa del Tamarugal. The project is in process.

IQ08: Various projects associated with water reservoirs in Pampa del Tamarugal and Salar de Llamara, including constructing and enabling observation and monitoring wells, pumping tests, and construction of roads over the hard sand terrain of the Salar crust. The project is in process.

Notes to the consolidated financial statements as of December 31 2012

Note 19 - Environment (continued)

IQ0C: Improving the area adjacent to Route 5, enabling the development of a self-guided tour of the Cantón de Lagunas area to understand the Salar’s history. The project has been completed.

IQ1K: Construction of the observation wells in Sur Viejo to comply with the environmental commitments proposed in the EIS of Pampa Hermosa and to be able to monitor the water reservoir adjacent to these wells. The project has been completed.

IQ1M: To implement various environmental commitments included in the EIS project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in process.

IQ3S: Improving the storage installations of dangerous raw materials in Nueva Victoria. The project is in process.

IQ52: Enabling and expansion of environment offices in Nueva Victoria. The project is in process.

IQ53: To perform a survey for the new location of the Soronal abduction trace in Project Pampa Hermosa (RCA N° 890/2010). The project is in process.

IQ54: Implementing various environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is in process.

IQ9V: To support the development of agriculture and tourism industries in the location of Quillagua, through productive measures, technical assistance and marketing. The project is in process.

PQB9: Installing two larger SO2 extractors at the end of the process. The project is in process.

IQLR: Updaing the design, implementation and operation of mitigation measures in the puquíos at Salar Llamara. The project is in progress.

MQLQ: Design and implement a fumes scrubbing system to mitigate SO2 emissions, aligned with our Sustainable Development Policy. The project is in progress.

IQ6M – IQ6N: Preparation and filing of the EID of the Project “Nueva Victoria Mine Expansion.” The projected expenses only include filing the EID. The project is in process.

IP83: Preparation and filing of the EID of the Project “Extension TLN-15”. The projected expenses only include the environment document filing. The project is in process.

IQOW: Enable a heritage interest deposit in Humberstone Historic Saltpeter Office to store materials of cultural interest recovered in the site from project under execution ZMNV.

IQPJ: The project consists of the implementation of the cultural measures compromised in the Environmental Evaluation for the mining areas. The measures will be implemented depending on the requirements of the Mining Operation of the VPONV, project in execution.

Note 19 - Environment (continued)

SQM Salar S.A.

LQFD: Construction of exchange offices for the comfort for our employees. The project is in process.

LQG8: Increase the capacity of the garbage facilities at the Toconao Camp to avoid problems associated with gathering and handling garbage. The project is in process.

LQ38: Compliance with the current regulations and observations raised by SEREMI. The project is in process.

LQAK: Construction of garbage facilities in the MOP and SOP lunchrooms to increase waste capacity. The project is in process.

CQ4M: Regulating electrical facilities including changing of cables, and electric and illumination control panels, as well as installing restrooms with showers for permanent contractor personnel. The project is in process.

Notes to the consolidated financial statements as of December 31 2012

CQ8U: Improving the condition and capacity of the exchange rooms in Salar del Carmen. The project is in process.

LP82: Support development of demonstration fields and provide technical assistance agriculture improvements such as watering practices. The project is in process.

LPTF: Perform required semi-annual reports to present improvements and optimizations at environmental control points, and the knowledge of improvements in geologic and hydrogeologic variables near Salar de Atacama. The project is in process.

LPTJ: Acquisition of equipment to ensure the operating continuity of the TAS and OR plants, the change in the current control system of TK's drinking water, wastewater, and wastewater elevation chambers. The project has been completed.

LQDM: Certification of the liquid fuel storage tanks. The project is in process.

LQI6: Elaboration and update of our EIA associated with operations in the Atacama Salt Deposit. The project is in process.

LQNI: Elaboration and document application for the DIA of the project "Drying and compacting KCl facility expansion". The considered expenses, only includes the environmental mitigation costs. The project is under execution.

SIT S.A.

TQNA: Installation of a meteorology station in order to measure the speed and direction of wind in the south sector of Tocopilla to comply with commitments made to local authorities. The project is in process.

MQ6Y: To maintain and repair the Bureau of Exchange in María Elena and Tocopilla to comply with Decree No. 594. The project is in its completion stage.

Note 19 - Environment (continued)

TPR8: Reduce the generation of industrial waste through the use of vacuum and no-washing technologies through implementing a vacuum system that avoids the use of water and therefore the generation of liquid industrial waste. The project is in process.

TPYX: To comply with commitments to decrease emissions of particulate material towards the city of Tocopilla. The project is in process.

TQAP: To decrease the environmental pollution and product losses associated with product storage. The project is in process.

TQAV: Paving and maintenance of internal roads at the port of Tocopilla to decrease pollution and to comply with the Supreme Decree related to the local saturated zone. The project is in process.

TQM2: Recovering operating conditions through modification to the duct yard N°1, thus being able to diminish the environmental pollution. The project is in process.

TQLY: Eliminate the possible ambient contamination that may exist in working areas. The project is in process.

TQQ5: This project will reduce emissions of particulate matter, and minimize the environmental impact in neighboring communities. This project is under commission.

SQM POTASIO S.A.

IQ4C: Supply, construction and assembly of osmosis and septic wells and related plant at the Iris camp. The project is in its completion stage.

SQM Nitratos S.A.

PQI9: Construct new wells to replace the current ones with a modern waste water treatment technology. The project is in process.

Notes to the consolidated financial statements as of December 31 2012

IQMH: Creating storage area for dangerous substances. The project is in process.

IQDN: Building a parapet to form a squared or rectangular pool with an impermeable membrane covering in order to be used as mud deposit. The project is in process.

Notes to the consolidated financial statements as of December 31 2012

Note 20 - Other current and non-current non-financial assets

The detail of other current and non-current assets consists of the following:

	12/31/2012	12/31/2011
Other non-financial assets, current	ThUS$	ThUS$
Domestic Value Added Tax	42,136	46,243
Foreign Value Added Tax	9,306	5,879
Prepaid mining licenses	1,512	1,228
Prepaid insurance	8,278	6,979
Other prepayments	494	236
Other assets	6,094	3,227
Total	67,820	63,792

	12/31/2012	12/31/2011
Other non-financial assets, non-current	ThUS$	ThUS$
Exploration and evaluation expenses (1)	16,839	21,395
Guarantee deposits	571	428
Other assets	272	2,829
Total	17,682	24,652

(1)	Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. Amortization is based on a variable rate applied to extracted tons determined through measured mineral reserves and exploration costs. Capitalized expenses under current development are reclassified to inventory and are amortized according to the estimated ore reserves. Expenses associated with future economically producible reserves are presented under Other non-current assets. Those expenses incurred on properties with an ore grade that is not economical are directly charged to profit and loss. Amounts associated with the exploration and assessment of mineral resources presented under inventory are ThUS$6,174 and ThUS$3,699 as of December 31, 2012 and 2011, respectively.

Notes to the consolidated financial statements as of December 31 2012

Note 20 - Other current and non-current non-financial assets (continued)

-	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

The change in exploration and evaluation assets consists of the following:

Reconciliation	12/31/2012	12/31/2011
	ThUS$	ThUS$

Balance as of January 1	21,395	21,350

Additions	843	3,777
Depreciation and amortization	(2,080)	(1,883)
Transfers and other charges	(3,319)	(1,849)

Assets for exploration and assessment of mineral resources, net, final balance	16,839	21,395

Note 21 - Operating segments

21.1 Operating segments

General information

Amounts disclosed in each operating segment is the same as that reported to the CODM for purposes of allocating resources and assessing performance. Each segment represents a strategic business unit that offers distinct products and services. Each segment is managed separately as each business requires different technologies and marketing strategies.

Information related to assets and liabilities, and income and expenses that cannot be assigned to a specific segment is included under the "Corporate Unit." The CODM assesses performance of the operating segments based on gross profit and net income without any specific adjustments.

Sales between segments are carried out at arm’s length under similar terms and conditions as those made to third parties. Revenues from third parties is reported to the CODM in a manner consistent with that in the Statement of Income.

Assets and liabilities are not disclosed by segments as this information is not easily available, certain assets can not be separable as to their specific activity, and because this information is not used by the CODM. All assets and liabilities are disclosed in the category “amounts not assigned.”

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.2 Information on operating segments as of December 31, 2012 as of December 31, 2011 and December 31, 2010:

12/31/2012
Operating segment items	Specialty plant nutrients	Iodine and derivatives	Lithium and derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160	2,429,160	-	-	2,429,160
Revenues from transactions with other operating segments of the same entity	265,814	848,243	154,248	348,667	569,219	493,884	2,680,075	2,680,075	(2,680,075)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	941,164	1,426,334	376,486	593,875	1,174,278	597,098	5,109,235	5,109,235	(2,680,075)	-	2,429,160

Interest revenue	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	225,396	(279,491)	(54,095)
depreciation and amortization expense	(54,383)	(47,100)	(17,896)	(19,745)	(48,723)	(8,311)	(196,158)	(196,158)	-	-	(196,158)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	24,357	24,357
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(216,082)	(216,082)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	631,491	873,451

Net income (loss)	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	657,369

Assets	-	-	-	-	-	-	-	-	(7,296,791)	11,713,222	4,416,431
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,423,758)	3,494,056	70,298
Increase of non-current assets	-	-	-	-	-	-	-	-		255,363	255,363
Liabilities	-	-	-	-	-	-	-	-	(3,393,525)	5,622,510	2,228,985
Equity											2,187,446
Equity and liabilities											4,416,431
Impairment loss recognized in profit or loss	(10,281	(2,081)	(162)	(3,043)	(2,471)	(120)	(18,158)	(18,158)	-	(2,900)	(21,058)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	650,206	650,206
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(562,885)	(562,885)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(197,697)	(197,697)

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.2	Information on operating segments as of December 31, 2012 as of December 31, 2011 and December 31, 2010:

12/31/2011
Operating segment items	Specialty plant nutrients	Iodine and derivatives	Lithium and derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286	2,145,286	-	-	2,145,286
Revenues from transactions with other operating segments of the same entity	268,628	620,516	136,894	265,298	568,393	365,225	2,224,954	2,224,954	(2,224,954)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	990,324	1,074,984	320,297	404,806	1,124,135	455,694	4,370,240	4,370,240	(2,224,954)	-	2,145,286

Interest revenue	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	196,461	(235,796)	(39,335)
depreciation and amortization expense	(65,902)	(41,500)	(16,747)	(12,739)	(50,748)	(8,261)	(195,897)	(195,897)	-	-	(195,897)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-		21,808	21,808
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(179,710)	(179,710)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	227,476	262,361	85,230	56,005	218,264	5,456	854,792	854,792	(757,832)	636,869	733,829

Net income (loss)	227,476	262,361	85,230	56,005	218,264	5,456	854,792	854,792	(757,832)	457,159	554,119

Assets	-	-	-	-	-	-	-	-	(6,740,071)	10,611,654	3,871,583
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,595,886)	2,656,580	60,694
Increase of non-current assets	-	-	-	-	-	-	-	-		207,320	207,320
Liabilities	-	-	-	-	-	-	-	-	(3,699,768)	5,706,971	2,007,203
Equity											1,864,380
Equity and liabilities											3,871,583
Reversing for value impairments recognized in the period’s profit or loss					1,543		1,543	1,543		179	1,722
Impairment loss recognized in profit or loss	(3,379)	(596)	(420)	(3,085)	-	(207)	(7,687)	(7,687)	-	(5,364)	(13,051)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	571,345	571,345
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(516,228)	(516,228)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(105,196)	(105,196)

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.2	Information on operating segments as of December 31, 2012 as of December 31, 2011 and December 31, 2010:

12/31/2010
	Specialty plant nutrients	Iodine and derivatives	Lithium and derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 12/31/2010
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	603,678	316,253	150,810	149,706	528,151	81,815	1,830,413	1,830,413	-	-	1,830,413
Revenues from transactions with other operating segments of the same entity	233,064	416,758	91,675	227,567	468,169	225,402	1,662,635	1,662,635	(1,662,635)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	836,742	733,011	242,485	377,273	996,320	307,217	3,493,048	3,493,048	(1,662,635)	-	1,830,413

Interest revenue	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	164,170	(199,212)	(35,042)
depreciation and amortization expense	(47,472)	(24,870)	(11,860)	(11,771)	(41,533)	(6,434)	(143,940)	(143,940)	-	-	(143,940)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(361)	11,042	10,681
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(106,029)	(106,029)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	171,943	138,828	65,214	67,217	178,059	4,742	626,003	626,003	(586,334)	453,631	493,300

Net income (loss)	171,943	138,828	65,214	67,217	178,059	4,742	626,003	626,003	(586,334)	347,602	387,271

Assets	-	-	-	-	-	-	-	-	(5,646,896)	9,019,732	3,372,836
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,196,899)	2,259,170	62,271
Increase of non-current assets	-	-	-	-	-	-	-	-		229,344	229,344
Liabilities	-	-	-	-	-	-	-	-	(3,186,403)	4,888,419	1,702,016
Equity											1,670,820
Equity and liabilities											3,372,836
Impairment loss recognized in profit or loss				(642)	(1,240)		(1,882)	(1,882)		(1,746)	(3,628)
Reversing for value impairments recognized in the period’s profit or loss	1,639	93	76			24	1,832	1,832		83	1,915
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	618,522	618,522
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(236,809)	(236,809)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(254,235)	(254,235)

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.3	Income statement by operation segments as of December 31, 2012:

Items of integral income statement	Specialty plant nutriente ThUS$	Iodine and derivatives ThUS$	Lithium and derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total Segments and Corporate Unit ThUS$

Revenues	675,350	578,091	222,238	245,208	605,059	103,214	-	2,429,160
Cost of sales	(431,735)	(177,425)	(85,596)	(82,489)	(350,092)	(77,093)	-	(1,400,567)

Gross Profit	217,880	362,518	110,695	83,055	246,027	8,418	-	1,028,593

Other income	-	-	-	-	-	-	12,702	12,702
Administrative expenses	-	-	-	-	-	-	(106,442)	(106,442)
Other expenses	-	-	-	-	-	-	(34,628)	(34,628)
Other gains (losses)	-	-	-	-	-	-	683	683
Finance income	-	-	-	-	-	-	29,068	29,068
Finance expenses	-	-	-	-	-	-	(54,095)	(54,095)
Equity in income of associates and joint ventures accounting for using the equity method	-	-	-	-	-	-	24,357	24,357
Foreign currency exchange differences	-	-	-	-	-	-	(26,787)	(26,787)
Income before income tax expense	217,880	362,518	110,695	83,055	246,027	8,418	(155,142)	873,451
Income tax expense	-	-	-	-	-	-	(216,082)	(216,082)
Profit for the year	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit attributable to
Controlling interests	-	-	-	-	-	-	-	649,167
Non controlling interests	-	-	-	-	-	-	-	8,202
Profit for the year	-	-	-	-	-	-	-	657,369

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.3	Income statement by segments of operation as of December 31, 2011:

Items of integral income statement	Specialty plant nutriente ThUS$	Iodine and derivatives ThUS$	Lithium and derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total Segments and Corporate Unit ThUS$

Revenues	721,696	454,468	183,403	139,508	555,742	90,469	-	2,145,286
Cost of sales	(494,220)	(192,107)	(98,173)	(83,503)	(337,478)	(85,013)	-	(1,290,494)

Gross Profit	227,476	262,361	85,230	56,005	218,264	5,456	-	854,792

Other income	-	-	-	-	-	-	47,681	47,681
Administrative expenses	-	-	-	-	-	-	(91,760)	(91,760)
Other expenses	-	-	-	-	-	-	(63,047)	(63,047)
Other gains (losses)	-	-	-	-	-	-	5,787	5,787
Finance income	-	-	-	-	-	-	23,210	23,210
Finance expenses	-	-	-	-	-	-	(39,335)	(39,335)
Equity in income of associates and joint ventures accounting for using the equity method	-	-	-	-	-	-	21,808	21,808
Foreign currency exchange differences	-	-	-	-	-	-	(25,307)	(25,307)
Income before income tax expense	227,476	262,361	85,230	56,005	218,264	5,456	(120,963)	733,829
Income tax expense	-	-	-	-	-	-	(179,710)	(179,710)
Profit for the year	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Profit attributable to
Controlling interests	-	-	-	-	-	-	-	545,758
Non controlling interests	-	-	-	-	-	-	-	8,361
Profit for the year	-	-	-	-	-	-	-	554,119

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.3	Income statement by segments of operation as of December 31, 2010:

Items of integral income statement	Specialty plant nutriente ThUS$	Iodine and derivatives ThUS$	Lithium and derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total Segments and Corporate Unit ThUS$

Revenues	603,678	316,253	150,810	149,706	528,151	81,815	-	1,830,413
Cost of sales	(431,735)	(177,425)	(85,596)	(82,489)	(350,092)	(77,073)	-	(1,204,410)

Gross Profit	171,943	138,828	65,214	67,217	178,059	4,742	-	626,003

Other income	-	-	-	-	-	-	6,545	6,545
Administrative expenses	-	-	-	-	-	-	(78,819)	(78,819)
Other expenses	-	-	-	-	-	-	(36,212)	(36,212)
Other gains (losses)	-	-	-	-	-	-	(6,979)	(6,979)
Finance income	-	-	-	-	-	-	12,930	12,930
Finance expenses	-	-	-	-	-	-	(35,042)	(35,042)
Equity in income of associates and joint ventures accounting for using the equity method	-	-	-	-	-	-	10,681	10,681
Foreign currency exchange differences	-	-	-	-	-	-	(5,807)	(5,807)
Income before income tax expense	171,943	138,828	65,214	67,217	178,059	4,742	(132,703)	493,300
Income tax expense	-	-	-	-	-	-	(106,029)	(106,029)
Profit for the year	171,943	138,828	65,214	67,217	178,059	4,742	(238,732)	387,271
Profit attributable to
Controlling interests	-	-	-	-	-	-	-	382,122
Non controlling interests	-	-	-	-	-	-	-	5,149
Profit for the year	-	-	-	-	-	-	-	387,271

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.4	Income from regular activities proceeding from transactions with other operating segments of the Company as of December 31, 2012:

Items of integral income statement	Specialty plant nutritients ThUS$	Iodine and derivatives ThUS$	Lithium and derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	TotalSegments and Corporate Unit ThUS$

Income from regular activities	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160

21.4	Income from regular activities proceeding from transactions with other operating segments of the Company, as of December 31, 2011:

Items of integral income statement	Specialty plant nutritients ThUS$	Iodine and derivatives ThUS$	Lithium and derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total Segments and Corporate Unit ThUS$

Income from regular activities	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286

21.4	Income from regular activities proceeding from transactions with other operating segments of the Company, as of December 31, 2010:

Items of integral income statement	Specialty plant nutritients ThUS$	Iodine and derivatives ThUS$	Lithium and derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total Segments And Corporate Unit ThUS$

Income from regular activities	603,678	316,253	150,810	149,706	528,151	81,815	1,830,413

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.5	Information about geographic areas

The Company disclose geographic information of its income from regular activities from external clients and for assets excluding financial instruments, assets associated with income taxes, assets associated with employee benefits and rights derived from insurance contracts.

21.6	Information on main customers

The Company has no external customers who individually represent 10% or more of consolidated revenues or accounts receivable. Concentration of credit risk associated with trade and other accounts receivable is limited due to the significant number of customers in the Company’s portfolio and its worldwide distribution.

Notes to the consolidated financial statements as of December 31 2012

Nota 21 - Operating segments (continued)

21.7	Segment information by geographical area

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2012
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	269,421	416,089	558,245	619,667	565,738	2,429,160

Non-current assets:	2,054,806	488	35,709	18,066	29,602	2,138,671
Equity-accounted investees	1,656	-	24,051	15,357	29,234	70,298
Intangible assets other than goodwill	23,630	-	-	378	5	24,013
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,985,128	183	285	2,331	363	1,988,290
Investment property	-	-	-	-	-	-
Other non-current assets	17,463	219	-	-	-	17,682

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2011
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	247,510	284,605	837,126	445,048	330,997	2,145,286

Non-current assets:	1,809,871	1,757	28,681	15,335	27,664	1,883,308
Equity-accounted investees	1,444	-	16,919	14,867	27,464	60,694
Intangible assets other than goodwill	3,877	-	-	439	-	4,316
Goodwill	27,146	86	11,373	-	-	38,605
Property, plant and equipment, net	1,752,991	1,433	389	29	200	1,755,042
Investment property	-	-	-	-	-	-
Other non-current assets	24,413	238	-	-	-	24,651

Notes to the consolidated financial statements as of December 31 2012

Nota 21 - Operating segments (continued)

21.7	Segment information by geographical area, continued

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2010
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	216,028	162,967	799,457	363,676	288,285	1,830,413

Non-current assets:	1,594,033	2,171	31,323	11,809	36,652	1,675,988
Equity-accounted investees	1,352	-	19,615	7,251	34,053	62,271
Intangible assets other than goodwill	2,765	-	4	501	-	3,270
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,451,576	1,858	331	40	168	1,453,973
Investment property	1,373	-	-	-	-	1,373
Other non-current assets	112,820	227	-	3,293	373	116,713

Notes to the consolidated financial statements as of December 31 2012

Note 21 - Operating segments (continued)

21.8	Property, plant and equipment classified by geographical areas

The Company's primary production facilities are located near their mines and extraction facilities in the North of Chile. The following table describes our primary production facilities:

Location	Products:
Pedro de Valdivia	Production of nitrite, sulfate, and iodine
María Elena	Production of nitrite, sulfate, and iodine
Coya Sur	Production of nitrite, sulfate, and iodine
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride and boric acid
Salar del Carmen	Production of Lithium carbonate lithium hydroxide, and of boron
Tocopilla	Port facilities

Notes to the consolidated financial statements as of December 31 2012

Note 22 – Income and expenses from operating activities

22.1	Revenue

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$

Products	2,420,357	2,138,264	1,823,843
Services	8,803	7,022	6,570

Total	2,429,160	2,145,286	1,830,413

22.2	Cost of sales

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$
Raw material and supplies	(1,066,803)	(762,350)	(541,766)

Types of employee benefits expenses
Salaries and wages	(134,400)	(104,757)	(82,406)
Other short-term employee benefits	(66,370)	(52,804)	(62,900)
Termination benefit expenses	(4,325)	(4,646)	(3,027)
Total employee benefits expenses	(205,095)	(162,207)	(148,333)

Depreciation and amortization expenses
Depreciation expense	(190,509)	(163,438)	(138,263)

Provisions for inventory losses	(18,158)	(6,144)	(50)
Other expenses, by nature (1)	79,998	(196,355)	(375,998)

Total	(1,400,567)	(1,290,494)	(1,204,410)

(1)	Include the change in finished and in-process inventories

Notes to the consolidated financial statements as of December 31 2012

Note 22 – Income and expenses from operating activities (continued)

22.3	Other income

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$

Discounts obtained from suppliers	648	777	922
Compensation received	53	876	272
Penalties charged to suppliers	312	453	109
Tax recoveries	15	12	26
Insurance recoveries	5,187	395	201
Change in the provision of liabilities with third parties	669	630	424
Change in allowance for doubtful accounts	154	178	83
Sale of property, plant and equipment	281	2,213	448
Sale of materials, spare parts and supplies	1,388	959	668
Sale of mining concessions	1,578	613	872
Other disposals	176	141	68
Indemnities at Minera Esperanza	28	192	763
Change indemnity provision Yara South Africa	335	-	-
Change inventory provision	-	559	-
Sale of concession of Minera Sierra Gorda	-	37,679	-
Other services	2	84	539
Other operating results	1,876	1,920	1,150

Total	12,702	47,681	6,545

22.4	Administrative expenses

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$

Employee benefit expenses by nature
Salaries and wages	(44,429)	(42,609)	(33,813)
Other short-term benefits to employees	(2,868)	(3,884)	(4,151)

Total employee benefit expenses	(47,297)	(46,493)	(37,964)

Other expenses	(59,145)	(45,267)	(40,855)

Total	(106,442)	(91,760)	(78,819)

Notes to the consolidated financial statements as of December 31 2012

Nota 22 – – Income and expenses from operating activities (continued)

22.5	Other expenses

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$

Expenses for employee benefits
Other benefits for short term employees	(24)	(16)	(4)
Depreciation and amortization expenses
Depreciation of assets no longer in use	(5,649)	(32,459)	(5,677)

Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(1,054)	(3,364)	(1,746)
Provision for loss in auction of materials and spare parts	(2,000)	(2,000)	-

Subtotal	(3,054)	(5,364)	(1,746)

Other expenses
Legal expenses	(1,984)	(2,422)	(2,087)
VAT and other unrecoverable taxes	(1,182)	(685)	(543)
Investment plan expenses	(13,578)	(11,462)	(13,279)
Donations	(5,517)	(2,557)	(2,095)
Provision for work closing	(634)	(224)	-
Legal provision	-	(3,500)	(2,000)
Indemnities	(281)	(3,495)	-
Fixed asset impairment	-	-	(1,000)
Exploracion expenses	-	-	(4,000)
Other operating expenses	(2,725)	(863)	(3,781)

Subtotal	(25,901)	(25,208)	(28,785)

Total	(34,628)	(63,047)	(36,212)

22.6	Other gains (losses)

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$

Sale of investment in associates	(404)	1,467	-
Retirement plan provision	-	880	(100)
El Toco closing provision	-	3,016	(6,900)
Other	1,087	424	21

Total	683	5,787	(6,979)

Notes to the consolidated financial statements as of December 31 2012

Note 22 – Income and expenses from operating activities (continued)

22.7	Summary of expenses by nature :

	Year ended December 31
	2012	2011	2010
	ThUS$	ThUS$	ThUS$

Raw material and supplies	(1,066,803)	(762,350)	(541,766)

Types of employee benefits expenses

Salaries and wages	(178,829)	(147,366)	(116,219)
Other short-term employee benefits	(69,262)	(56,704)	(67,055)
Termination benefit expenses	(4,325)	(4,646)	(3,027)
Total employee benefit expenses	(252,416)	(208,716)	(186,301
Depreciation and amortization expenses
Depreciation expense	(196,158)	(195,897)	(143,940)
Impairment loss (review of impairment losses) recognized in profit or loss for the year	(21,212)	(11,508)	(1,796)
Other expenses, by nature	(5,048)	(266,830)	(452,617)

Total expenses, by nature	(1,541,637)	(1,445,301)	(1,326,42

This table corresponds to the summary from Note 22.2 to 22.6 required by the SVS.

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes

23.1	Current tax assets:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	23,713	1,758
Monthly provisional income tax payments, Chilean companies prior year	2,430	-
Monthly provisional income tax payments, foreign companies	1,979	857
Corporate tax credits (1)	144	394
Corporate tax absorbed by tax losses (2)	1,968	1,756
Total	30,234	4,765

(1)	These credits correspond to corporate tax payment made in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to donations the Company has made during 2012 and 2011.

(2)	Generation of non-operating losses (NOL’s), which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits are recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16,5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

23.2	Current tax liabilities:

Current tax liabilities	12/31/2012	12/31/2011
	ThUS$	ThUS$
Companies incorporated in Chile	13,408	67,543
Companies incorporated abroad	10,206	7,868
Tax under article 21	10	7
Total	23,624	75,418

Income tax is determined based on the Chilean fiscal rate applied, and as per Act 20,630, was fixed at 20% beginning with the fiscal year ending December 31, 2012. The provision for royalty is determined by applying the tax rate determined for net operating income (NOI). Both concepts represent the estimated amount the Company will pay for income tax and specific tax on mining activities.

23.3	Tax earnings

The Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$
Taxable profits with credit rights (1)	1,262,201	1,053,651	602,536
Taxable profits without credit rights (1)	138,535	150,234	86,920
Taxable loss	9,931	15,069	21,630
Credit for shareholders	294,146	242,143	123,322

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.3	Tax earnings, continued

(1)	The FUT is a chronological registry where the profits generated and distributed by the Company are recorded. The object of the FUT is to control the accumulated tax profits of the Company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, thereon called in Chile Global Aggregate Tax (that is levied on persons resident or domiciled in Chile), or Withholding Tax (that is levied on non resident persons).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the Company or the profits received by the Company that may be dividends received or withdrawals made during the period. Profits without credit rights represent tax payable by the Company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year. Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits. In summary, companies using the FUT Registry to maintain control over their profits that have not been distributed to the owners and the relevant credits associated with such profits.

23.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of Financial Position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on the same entity or tax subject; or different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c) the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Note 23 - Income Tax and Deferred Taxes (continued)

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1      Deferred income tax assets and liabilities net as of December 31, 2012 are detailed as follows:

Notes to the consolidated financial statements as of December 31 2012

Description of deferred income tax assets and liabilities	Assets ThUS$	Liabilities * ThUS$
Depreciation	-	145,251
Provision for doubtful accounts impairment	-	(5,807)
Accrued vacations	-	(3,971)
Manufacturing expenses	-	60,160
Unrealized gains from sales of products	-	(105,879)
Fair value of bonds	-	(3,684)
Severance indemnity	-	4,483
Hedging	-	22,890
Inventory of products, spare parts and supplies	37	(14,990)
Research and development expenses	-	4,917
Tax losses	-	(1,509)
Capitalized interest	-	20,449
Expenses in assumption of bank loans	-	2,243
Unaccrued interest	-	(215)
Fair value of property, plant and equipment	-	2,743
Employee benefits	-	(2,027)
Royalty taxes	-	8,430
Other	186	(8,039)
Total	223	125,445

(*) Deferred tax assets are netted with deferred tax liabilities as allowed under applicable tax jurisdictions.

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

d.2         Deferred income tax assets and liabilities net as of December 31, 2011 are detailed as follows:

Description of deferred income tax assets and liabilities	Assets ThUS$	Liabilities * ThUS$
Depreciation	-	114,151
Provision for doubtful accounts	16	(4,045)
Vacation accrual	9	(2,633)
Production expenses	-	54,747
Unrealized gains from sales of products	-	(97,441)
Bonds fair value	-	(2,104)
Employee termination benefits	-	3,036
Hedging	-	16,636
Inventory of products, spare parts and supplies	85	(7,781)
Research and development expenses	-	4,598
Tax losses	-	(1,046)
Capitalized interest	-	17,461
Expenses in assumption of bank loans	-	1,855
Unaccrued interest	-	(386)
Fair value of property, plant and equipment	-	(1,539)
Employee benefits	-	(1,177)
Royalty taxes	-	10,035
Other	194	(5,773)
Total	304	98,594

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

d.3 Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

Tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Chile	1,509	1,046
Other countries	-	-

Balances to date	1,509	1,046

Tax losses as of December 31, 2012 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras and Isapre Norte Grande Ltda.

d.4 Unrecognized deferred income tax assets and liabilities

Tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139	251
Doubtful accounts impairment	81	81	98
Inventory impairment	1,020	1,020	704
Pensions plan	(536)	(536)	266
Accrued vacations	29	29	29
Depreciation	(57)	(57)	(67)
Other	(19)	(19)	(17)

Balances to date	657	657	1,264

Tax losses mainly relate to losses generated in the United States, which expire in 20 years.

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

Movements in deferred tax assets and liabilities are detailed as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	98,290	100,416
Increase (decrease) in deferred taxes in profit or loss	28,512	(3,664)
Tax Recovery of first category credit absorbed by tax losses	-	1,756
Decrease in deferred taxes in equity	(1,580)	(218)

Balances to date	125,222	98,290

Disclosures of income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b) a business combination.

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

Current and deferred tax expenses (income) are detailed as follows :

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$
	Income (expense)	Income (expense)	Income (expense)

Current income tax expense
Current income tax expense	(187,715)	(181,424)	(60,863)
Adjustments to prior year current income tax	145	(1,950)	2,569

Current income tax expense, net, total	(187,570)	(183,374)	(58,294)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(28,512)	3,664	(47,735)
Deferred tax expense, net, total	(28,512)	3,664	(47,735)

Tax expense (income)	(216,082)	(179,710)	(106,029)

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2012	12/312011	12/31/2010
	ThUS$	ThUS$	ThUS$
	Income (expense)	Income (expense)	Income (expense)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(14,790)	(5,231)	(2,208)
Current income tax expense, domestic, net	(172,780)	(178,143)	(56,086)

Current income tax expense, net, total	(187,570)	(183,374)	(58,294)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	474	(651)	(646)
Deferred tax expense, domestic, net	(28,986)	4,315	(47,089)

Deferred tax expense, net, total	(28,512)	3,664	(47,735)

Income tax expense	(216,082)	(179,710)	(106,029)

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

The Company does not recognize any deferred tax liability in cases of taxable temporary differences associated with investments in associated companies or interest in joint ventures, because the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

Disclosures on the tax effects of other comprehensive income components

Income tax related to components of other income and expense with a charge or credit to net equity	12/31/2012 ThUS$
	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedge	(6,236)	1,580	(4,656)
Total	(6,236)	1,580	(4,656)

Income tax related to components of other income and expense with a charge or credit to net equity		12/31/2011 ThUS$
	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedge	(1,091)	218	(873)
Total	(1,091)	218	(873)

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

Income tax related to components of other income and expense with a charge or credit to net equity		12/31/2010 ThUS$
	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedge	(1,474)	251	(1,223)
Total	(1,474)	251	(1,223)

The Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the both SQM entire amount of tax expense (income) and considering that amounts from subsidiaries incorporated in foreign countries have an insignificant amount of tax expense (income).

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile

	12/31/2012	12/31/2011	12/31/2010
	ThUS$	ThUS$	ThUS$
	Income (expense)	Income (expense)	Income (expense)

Consolidated income before taxes	873,451	733,829	493,300
Income tax rate in force in Chile	20%	20%	17%

Tax expense using the legal rate	(174,690)	(146,766)	(83,861)
Effect of royalty tax expense	(25,486)	(24,487)	(11,115)
Tax effect of non-taxable revenue	7,419	6,865	2,783
Tax effect of rates in other jurisdictions	(3,091)	(2,548)	(1,360)
Tax effect of tax rates supported abroad	(5,265)	(3,173)	(3,996)
Effect on the tax rate arising from changes in the tax rate	-	-	(11,385)
Other effects from the reconciliation between carrying amount and the tax expense (income)	(14,969)	(9,601)	2,905

Tax expense using the effective rate	(216,082)	(179,710)	(106,029)

Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

Tax periods potentially subject to verification:

The Company and its subsidiaries are potentially subject to income tax audits by tax authorities in each country of operations based on the statutory time limits of each country.

Tax audits, due to their nature, are often complex and may require several years for ultimate resolution. A summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin for our primary tax jurisdictions is provided below:

a)	Chile

According to article 200 of Decree Law No, 830, the tax authority shall review for any deficiencies in tax settlements and returns, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not filed or has been presented maliciously false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the consolidated financial statements as of December 31 2012

Note 24 - Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency are detailed as follows:

Class of asset	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
Current assets:
Cash and cash equivalents	BRL	20	22
Cash and cash equivalents	CLP	76,712	125,118
Cash and cash equivalents	CNY	181	300
Cash and cash equivalents	EUR	3,601	3,070
Cash and cash equivalents	GBP	70	14
Cash and cash equivalents	IDR	5	5
Cash and cash equivalents	INR	13	45
Cash and cash equivalents	MXN	720	29
Cash and cash equivalents	PEN	75	16
Cash and cash equivalents	YEN	1,369	2,292
Cash and cash equivalents	ZAR	7,421	5,450
Subtotal cash and cash equivalents		90,187	136,361
Other current financial assets	CLP	182,427	129,069
Subtotal other current financial assets		182,427	129,069
Other current non-financial assets	ARS	29	35
Other current non-financial assets	AUD	-	91
Other current non-financial assets	BRL	5	4
Other current non-financial assets	CLF	23	22
Other current non-financial assets	CLP	42,378	46,366
Other current non-financial assets	CNY	29	16
Other current non-financial assets	EUR	8,534	4,504
Other current non-financial assets	INR	-	17
Other current non-financial assets	MXN	736	606
Other current non-financial assets	PEN	55	37
Other current non-financial assets	YEN	15	-
Other current non-financial assets	ZAR	702	1,443
Subtotal other current non-financial assets		52,506	53,141
Trade and other receivables	ARS	-	-
Trade and other receivables	AUD	14	-
Trade and other receivables	BRL	58	41
Trade and other receivables	CLF	826	1,172
Trade and other receivables	CLP	78,112	107,973
Trade and other receivables	CNY	2,014	1,811
Trade and other receivables	EUR	47,962	60,382
Trade and other receivables	GBP	399	488
Trade and other receivables	MXN	200	141
Trade and other receivables	PEN	114	211
Trade and other receivables	YEN	-	-
Trade and other receivables	ZAR	16,004	16,004
Subtotal trade and other receivables		145,703	188,223
Receivables from related parties	AED	-	379
Receivables from related parties	CLP	1,154	999
Receivables from related parties	EUR	34	150
Receivables from related parties	YEN	28	93
Receivables from related parties	ZAR	3,312	-
Subtotal receivables from related parties		4,528	1,621
Current tax assets	AUD	452	-
Current tax assets	CLP	457	590
Current tax assets	CNY	-	-
Current tax assets	EUR	72	70
Current tax assets	INR	5	-
Current tax assets	MXN	698	6
Current tax assets	PEN	363	239
Current tax assets	YEN	135	34
Current tax assets	ZAR	-	-
Subtotal current tax assets		2,182	939
Total current assets		477,533	509,354

Notes to the consolidated financial statements as of December 31 2012

Note 24 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of asset	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
Non-current assets:
Other non-current financial assets	BRL	30	30
Other non-current financial assets	CLP	20	20
Other non-current financial assets	EUR	-	3
Other non-current financial assets	YEN	54	61
Subtotal other non-current financial assets		104	114
Other non-current non-financial assets	BRL	219	238
Other non-current non-financial assets	CLP	624	477
Other non-current non-financial assets	YEN	-	-
Subtotal other non-current non-financial assets		843	715
Non-current rights receivable	CLF	602	362
Non-current rights receivable	CLP	709	709
Subtotal non-current rights receivable		1,311	1,071
Equity-accounted investees	AED	17,044	14,236
Equity-accounted investees	CLP	1,656	1,444
Equity-accounted investees	EGP	-	1,270
Equity-accounted investees	EUR	8,495	3,102
Equity-accounted investees	INR	683	785
Equity-accounted investees	THB	1,608	1,561
Equity-accounted investees	TRY	15,431	12,256
Subtotal equity-accounted investees		44,917	34,654
Intangible assets other than goodwill	CLP	170	42
Intangible assets other than goodwill	CNY	6	-
Subtotal intangible assets other than goodwill		176	42
Property, plant and equipment	CLP	3,639	3,264
Subtotal property, plant and equipment		3,639	3,264
Total non-current assets		50,990	39,860
Total assets		528,523	549,214

Notes to the consolidated financial statements as of December 31 2012

Note 24 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currency are detailed as follows:

		12/31/2012			12/31/2011
Class of liability	Currency	Up To 90 Days ThUS$	Over 90 Days Up To One Year ThUS$	Up To 90 Days ThUS$	Over 90 Days Up To One Year ThUS$	Total ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	5,967	7,465	13,432	3,906	6,640	10,546
Other current financial liabilities	CLP	1,265	1,470	2,735	1,217	799	2,016
Subtotal other current financial liabilities		7,232	8,935	16,167	5,123	7,439	12,562
Trade and other payables	ARS	1	-	1	3	-	3
Trade and other payables	BRL	71	-	71	320	-	320
Trade and other payables	CHF	155	-	155	221	-	221
Trade and other payables	CLP	132,037	35	132,072	115,694	236	115,930
Trade and other payables	CNY	1,642	-	1,642	1,821	-	1,821
Trade and other payables	EUR	18,983	279	19,262	12,265	181	12,446
Trade and other payables	GBP	142	-	142	24	-	24
Trade and other payables	INR	4	-	4	1	-	1
Trade and other payables	MXN	808	2	810	426	-	426
Trade and other payables	PEN	36	-	36	31	-	31
Trade and other payables	YEN	66	49	115	124	-	124
Trade and other payables	ZAR	1,810	-	1,810	2,831	108	2,939
Subtotal trade and other payables		155,755	365	156,120	133,761	525	134,286
Payables to related parties	EUR	-	-	-	-	-	-
Subtotal payables to related parties		-	-	-	-	-	-
Other short-term provisions	ARS	-	-	-	62	-	62
Other short-term provisions	BRL	17	1,606	1,623	-	1,459	1,459
Other short-term provisions	CLP	28	-	28	29	-	29
Other short-term provisions	EUR	248	-	248	140	-	140
Other short-term provisions	MXN	-	-	-	-	250	250
Subtotal other short-term provisions		293	1,606	1,899	231	1,709	1,940
Current tax liabilities	ARS	5	55	60	-	-	-
Current tax liabilities	BRL	-	3	3	-	-	-
Current tax liabilities	CLP	-	2,660	2,660	-	2,129	2,129
Current tax liabilities	CNY	-	22	22	49	-	49
Current tax liabilities	EUR	-	2,742	2,742	-	2,011	2,011
Current tax liabilities	MXN	36	-	36	140	-	140
Current tax liabilities	YEN	-	-	-	-	386	386
Current tax liabilities	ZAR	-	-	-	-	109	109
Subtotal current tax liabilities		41	5,482	5,523	189	4,635	4,824
Current provisions for employee benefits	CLP	7,557	14,760	22,317	6,915	22,807	29,722
Current provisions for employee benefits	MXN	-	212	212	-	334	334
Subtotal current provisions for employee benefits		7,557	14,972	22,529	6,915	23,141	30,056

Notes to the consolidated financial statements as of December 31 2012

Note 24 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2012			12/31/2011
Class of liabilities	Currency	Up To 90 Days ThUS$	Over 90 Days Up To One Year ThUS$	Total ThUS$	Up To 90 Days ThUS$	Over 90 Days Up To One Year ThUS$	Total ThUS$
Other current non-financial liabilities	ARS	-	-	-	-	-	-
Other current non-financial liabilities	BRL	12	44	56	12	44	56
Other current non-financial liabilities	CLP	9,561	26,714	36,275	7,464	36,006	43,470
Other current non-financial liabilities	CNY	26	-	26	12	-	12
Other current non-financial liabilities	EUR	637	-	637	631	-	631
Other current non-financial liabilities	MXN	250	103	353	1,331	53	1,384
Other current non-financial liabilities	PEN	70	-	70	118	-	118
Other current non-financial liabilities	ZAR	9	-	9	-	-	-
Subtotal other current non-financial liabilities		10,565	26,861	37,426	9,568	36,103	45,671
Total current liabilities		181,443	58,221	239,644	155,787	73,552	229,339

Notes to the consolidated financial statements as of December 31 2012

Note 24 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2012				12/31/2011
Class of liabilities	Currency	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	85,681	61,119	321,857	468,657	76,417	12,510	232,938	321,865
Other non-current financial liabilities	CLP	151,500	-	-	151,500	139,770	-	-	139,770
Subtotal other non-current financial liabilities		237,181	61,119	321,857	620,157	216,187	12,510	232,938	461,635
Deferred tax liabilities	CLP	-	-	43	43	57	-	56	113
Deferred tax liabilities	MXN	159	-	-	159	590	-	-	590
Subtotal deferred tax liabilities		159	-	43	202	647	-	56	703
Non-current provisions for employee benefits	CLP	-	-	33,766	33,766	-	-	27,573	27,573
Non-current provisions for employee benefits	MXN	-	-	132	132	-	-	520	520
Non-current provisions for employee benefits	YEN	-	-	532	532	-	-	94	94
Subtotal non-current provisions for employee benefits		-	-	34,430	34,430	-	-	28,187	28,187
Total non-current liabilities		237,340	61,119	356,330	654,789	216,834	12,510	261,181	490,525

Note 25 - Subsequent events

25.1      Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with IFRS for the year ended December 31, 2012 were approved and authorized for issuance by the Managment on April 19, 2013.

25.2      Disclosures on subsequent events

On April 3, 2013, the Company placed US$300 million in notes due in 2023 bearing interest at 3.625% under Rule 144A and Regulation S of the U.S. Securities Act of 1933

Management is not aware of any other significant events that occurred between December 31, 2012 and April 19, 2013, the date of issuance of these consolidated financial statements that may significantly affect them.

