Form 20-F/A
period 2012-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2013-10-31
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Item 17 ☒Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ YES ☒ NO

EXPLANATORY NOTE

Sociedad Química y Minera de Chile S.A. ("SQM") is filing this amendment to Form 20-F for the fiscal year ended December 31, 2012, which was filed with the Securities and Exchange Commission on April 22, 2013 (the "2012 Form 20-F"), to file the correct audit report of independent registered public accounting firm of Ernst & Young Ltda.(included in this 2012 Form 20-F/A).

Except for the amendment described above, and the updated certifications of SQM's chief executive officer and chief financial officer, this amendment does not modify or update other disclosures in or exhibits to the 2012 Form 20-F.  The financial statements of SQM included in this amendment have not changed since the filing of the 2012 Form 20-F.

1

PART III

ITEM 17.   FINANCIAL STATEMENTS

See Item 18. Financial Statements

ITEM 18.   FINANCIAL STATEMENTS

See Item 19.(a) for a list of all financial statements filed as part of this Amended Annual Report on Form 20-F.

ITEM 19.   EXHIBITS

(a) Index to Financial Statements

Reports of Independent Registered Public Accounting Firms	F-1
Consolidated Financial Statements:
Audited Consolidated Statements of Financial Position as of December 31, 2012 and 2011	F-3
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2012	F-5
Audited Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2012	F-7
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012	F-8
Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2012	F-10
Notes to the Audited Consolidated Financial Statements	F-13
Supplementary Schedules*

*All other schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit
1.1	By-laws (Estatutos) of the Company**
8.1	Significant subsidiaries of the Company***
12.1	Section 302 Chief Executive Officer Certification***
12.2	Section 302 Chief Financial Officer Certification***
12.3	Section 302 Chief Executive Officer Certification
12.4	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification***
13.2	Section 906 Chief Financial Officer Certification***
13.3	Section 906 Chief Executive Officer Certification
13.4	Section 906 Chief Financial Officer Certification

**Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on June 30, 2011.

***Previously filed on April 22, 2013.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Ricardo Ramos

Ricardo Ramos R.

Chief Financial Officer and

Business Development Senior Vice President

Date: October 30, 2013

3

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements:
Audited Consolidated Statements of Financial Position as of December 31, 2012 and 2011	F-3
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2012	F-5
Audited Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2012	F-7
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012	F-8
Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2012	F-10
Notes to the Audited Consolidated Financial Statements	F-13

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

4

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

April 22, 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sociedad Química y Minera de Chile S.A.:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of Sociedad Química y Minera de Chile S.A. and subsidiaries (“the Company”) for the year ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Sociedad Química y Minera de Chile S.A. and subsidiaries for the year ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”)

/s/ ERNST & YOUNG LTDA.

Santiago, Chile, March 01, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Note	As of December 31, 2012	As of December 31, 2011
		ThUS$	ThUS$
Current assets

Cash and cash equivalents	6.1	324,353	444,992
Current financial assets	9.1	316,103	169,261
Other non-financial assets	20	67,820	63,792
Trade and other accounts receivable	9.2	510,616	412,062
Trade receivables due from related parties	8.3	101,372	117,139
Inventories	7.0	896,236	744,402
Deferred tax assets	23.1	30,234	4,765
Total current assets		2,246,734	1,956,413

Non-current assets
Non-current financial assets	9.1	29,492	30,488
Other non-current non-financial assets	20	17,682	24,651
Trade receivables, non-current	9.2	1,311	1,070
Investments accounted for using the equity method	10.1	70,298	60,694
Intangible assets other than goodwill	11	24,013	4,316
Goodwill	11	38,388	38,605
Property, plant and equipment	12	1,988,290	1,755,042
Investment property	12	-	-
Deferred tax assets	23.4	223	304
Total non-current assets		2,169,697	1,915,170
Total assets		4,416,431	3,871,583

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, (continued)

Liabilities and Equity	Note	As of December 31, 2012	As of December 31, 2011
		ThUS$	ThUS$
Liabilities
Current liabilities
Current financial liabilities	9.4	152,843	161,008
Trade and other accounts payable	9.5	207,944	183,032
Trade accounts payable due to related parties	8.3	19	873
Other current provisions	15.1	18,489	16,937
Current tax liabilities	23.2	23,624	75,418
Current accruals for employee benefits	13.1	33,974	30,074
Other current non-financial liabilities	15.3	172,200	161,961
Total current liabilities		609,093	629,303

Non-current liabilities
Non-current financial liabilities	9.4	1,446,194	1,237,027
Other non-current provisions	15.1	7,357	8,595
Deferred tax liabilities	23.4	125,445	98,594
Non-current accruals for employee benefits	13.1	40,896	33,684
Total non-current liabilities		1,619,892	1,377,900
Total liabilities		2,228,985	2,007,203

Equity	14
Share capital		477,386	477,386
Retained earnings		1,676,169	1,351,560
Other reserves		(20,772)	(16,112)
Equity attributable controlling interests		2,132,783	1,812,834
Non-controlling interest		54,663	51,546
Total equity		2,187,446	1,864,380
Total liabilities and equity		4,416,431	3,871,583

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

		Year ended December 31
	Note	2012	2011	2010
		ThUS$	ThUS$	ThUS$

Revenues	22.1	2,429,160	2,145,286	1,830,413
Cost of sales	22.2	(1,400,567)	(1,290,494)	(1,204,410)
Gross profit		1,028,593	854,792	626,003

Other income	22.3	12,702	47,681	6,545
Administrative expenses	22.4	(106,442)	(91,760)	(78,819)
Other expenses	22.5	(34,628)	(63,047)	(36,212)
Other gains (losses)	22.6	683	5,787	(6,979)
Income from operating activities		900,908	753,453	510,538
Finance income		29,068	23,210	12,930
Finance expenses		(54,095)	(39,335)	(35,042)
Equity income of associates and joint ventures accounting for using the equity method		24,357	21,808	10,681
Foreign currency exchange differences	18	(26,787)	(25,307)	(5,807)
Income before income tax expense		873,451	733,829	493,300
Income tax expense	23.4	(216,082)	(179,710)	(106,029)

Profit for the year		657,369	554,119	387,271
Profit attributable to
Controlling interests		649,167	545,758	382,122
Non-controlling interests		8,202	8,361	5,149
Profit for the year		657,369	554,119	387,271

The accompanying notes form an integral part of these consolidated financial statements.

F-5

CONSOLIDATED STATEMENT OF INCOME (continued)

		Year ended December 31
	Note	2012	2011	2010
		US$	US$	US$

Earnings per common share

Basic earnings per share (US$ per share)	17	2.47	2.07	1.45

Diluted common shares

Diluted earnings per share (US$ per share)	17	2.47	2.07	1.45

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31

	2012	2011	2010
	ThUS$	ThUS$	ThUS$

Statement of comprehensive income

Profit for the year	657,369	554,119	387,271
Components of other comprehensive income before taxes
Gain (loss) from foreign currency translation differences	982	(2,890)	663
Cash flow hedges
Loss from cash flow hedges	(7,872)	(1,241)	(1,474)
Actuarial gains (losses) from defined benefit plans	711	(918)	1,020
Other	-	(1,677)	-
Comprehensive income before income tax	(6,179)	(6,726)	209

Income taxes associated with other comprehensive income	1,580	218	251

Other comprehensive income (loss)	(4,599)	(6,508)	460

Total comprehensive income	652,770	547,611	387,731

Comprehensive income attributable to
Controlling interests	644,507	539,359	382,215
Non-controlling interest	8,263	8,252	5,516
Total comprehensive income	652,770	547,611	387,731

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
	2012 ThUS$	2011 ThUS$	2010 ThUS$

Cash flows from operating activities

Profit for the period	657,369	554,119	387,271
Adjustment to reconcile profit for the period

Adjustment for decreases (increases) in inventories	(167,826)	(147,238)	26,545
Adjustment for decreases (increases) in trade receivables	(52,993)	(135,401)	(18,266)
Adjustment for increases in other receivables from operating activities	(57,300)	(37,393)	(21,614)
Adjustment for increases in trade payables	(49,025)	(44,566)	(84,731)
Adjustment for increases in other payables from operating activities	(204,067)	(72,976)	(12,083)
Adjustment for depreciation and amortization	196,158	195,897	143,940
Adjustment for provisions	33,657	23,055	9,927
Adjustment for income tax expense	216,082	179,710	106,029
Adjustment for unrealized foreign currency translation loss	26,787	25,307	5,807
Adjustment for undistributed profit from associates	(24,357)	(21,808)	(10,681)
Other adjustments	67,044	50,689	91,259

Reconciling adjustments	(15,840)	15,276	236,132

Net cash flows provided by operating activities	641,529	569,395	623,403

Dividends received	15,126	4,299	1,774
Interest paid	(6,449)	(2,349)	(6,655)
Net cash flows provided by operating activities	650,206	571,345	618,522

Cash flows used in investing activities

Cash flows from changes in ownership interest in subsidiaries and investments	961	5,736	-
Payments to acquire interest in joint ventures	(197)	(4,909)	(3,500)
Loans to related parties	(4,000)	-	-
Proceeds from the sale of property, plant and equipment	2,050	43,231	1,433
Acquisition of property, plant and equipment	(445,984)	(501,118)	(335,997)
Cash advances and loans granted to third parties	(623)	83	1,275
Net (purchases) sales of short term financial assets	(115,092)	(59,251)	99,980
Net cash used in investing activities	(562,885)	(516,228)	(236,809)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

		Year ended December 31
	Note	2012	2011	2010
		ThUS$	ThUS$	ThUS$

Cash flows used in financing activities

Proceeds from the issuance of long-term loans		366,502	550,000	564,000
Repayment of loans		(220,000)	(370,000)	(632,540)
Dividends paid		(334,762)	(277,334)	(175,539)
Other cash outflows		(9,437)	(7,862)	(10,156)
Net cash used in financing activities		(197,697)	(105,196)	(254,235)

Net increase (decrease) in cash and cash equivalents before the effect of changes in exchange rates		(110,376)	(50,079)	127,478

Effects of exchange rate fluctuations on cash and costs equivalents		(10,263)	(29,581)	21,535
Net increase (decrease) in cash and cash equivalents		(120,639)	(79,660)	149,013

Cash and cash equivalents at beginning of period		444,992	524,652	375,639

Cash and cash equivalents at end of period	6	324,353	444,992	524,652

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other reserves	Subtotal other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2012	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Profit	-	-	-	-	-	-	649,167	649,167	8,202	657,369

Other comprehensive income (loss)	-	921	(6,292)	711	-	(4,660)	-	(4,660)	61	(4,599)

Comprehensive income (loss)	-	921	(6,292)	711	-	(4,660)	649,167	644,507	8,263	652,770

Dividends declared	-	-	-	-	-	-	(324,558)	(324,558)	(5,146)	(329,704)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	921	(6,292)	711	-	(4,660)	324,609	319,949	3,117	323,066

Equity as of December 31, 2012	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other reserves	Subtotal other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2011	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Profit (loss)	-	-	-	-	-	-	545,758	545,758	8,361	554,119

Other comprehensive income (loss)	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	-	(6,399)	(109)	(6,508)

Comprehensive income (loss)	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	545,758	539,359	8,252	547,611

Dividends declared	-	-	-	-	-	-	(349,329)	(349,329)	(3,706)	(353,035)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	-	(1,016)	(1,016)

Increase (decrease) in equity	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	196,429	190,030	3,530	193,560

Equity as of December 31, 2011	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Subtotal Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interest	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Restated opening balance of equity	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Profit (loss)	-	-	-	-	-	382,122	382,122	5,149	387,271

Other comprehensive income (loss)	-	296	(1,223)	1,020	93	-	93	367	460

Comprehensive income (loss)	-	296	(1,223)	1,020	93	382,122	382,215	5,516	387,731

Dividends declared	-	-	-	-	-	(178,164)	(178,164)	-	(178,164)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(3,197)	(3,197)

Increase (decrease) in equity	-	296	(1,223)	1,020	93	203,958	204,051	2,319	206,370

Equity as of December 31, 2010	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

The accompanying notes form an integral part of these consolidated financial statements.

     Notes to the consolidated financial statements as of December 31, 2012

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

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

     Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
TAX ID No.	Subsidiaries	Country of origin	Functional currency	Direct	12/31/2012 Indirect	Total	12/31/2011 Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. De C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000

     Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
TAX ID No.	Subsidiaries	Country of origin	Functional currency	Direct	12/31/2012 Indirect	Total	12/31/2011 Total
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.(a)	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
96.801.610-5	Comercial Hydro S.A	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9974	99.9974

     Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	Direct	12/31/2012 Indirect	Total	12/31/2011 Total
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria Ltda.(b)	Chile	US$	-	-	-	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (c)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A. (d)	Chile	Chilean peso	0.0000	60.6377	60.6377	60.6377

(a)	On December 14, 2011, Fertilizantes Naturales S.A. changed its legal name to SQM Iberian S.A.
(b)	Effective November 30, 2012, this entity was merged with SQM Potasio S.A.
(c)	Comercial Agrorama Ltda. is consolidated as the Company has control through its subsidiary Soquimich Comercial S.A.
(d)	This subsidiary was incorporated on April 7, 2011.

     Notes to the consolidated financial statements as of December 31 2012

Note 2 - Basis of presentation for consolidated financial statements (continued)

2.5	Basis of consolidation, continued

(b)	Equity accounted investments

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

     Notes to the consolidated financial statements as of December 31 2012

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

At December 31, 2011, the Company had outstanding derivative instruments designated as hedging currency and interest rate risks associated with all Chilean Peso and UF denominated bond obligations, with a fair value of US$ 56.1 million. As of December 31, 2012, the fair value was US$100.6 million, in each case in favor of SQM.

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

Detail of effective concentration

Tax ID Number	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	20.35
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
76.165.311-5	Potasios de Chile S.A.	6.81
Total Pampa Group		30.50

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

     Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4	Information on consolidated subsidiaries

Financial information as of December 31, 2012 of the companies in which the group exerts control and significant influence is as follows:

12/31/2012
				Ownership interest			Assets	Liabilities	Total equity	Net profit
Subsidiary	Tax ID No.	Country of incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	(loss) ThUS$
SQM Nitratos S.A.	96.592.190-7	Chile	US$	99.9999	0.0001	100.0000	735,546	534,869	200,677	148,768
Proinsa Ltda.	78.053.910-0	Chile	Chilean peso	-	60.5800	60.5800	221	-	221	-
SQMC Internacional Ltda.	86.630.200-6	Chile	Chilean peso	-	60.6381	60.6381	292	-	292	2
SQM Potasio S.A.	96.651.060-9	Chile	US$	99.9974	-	99.9999	1,149,717	14,306	1,135,411	259,578
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Chile	US$	0.0003	99.9997	100.0000	357,590	326,522	31,068	4,330
Isapre Norte Grande Ltda.	79.906.120-1	Chile	Chilean peso	1.0000	99.0000	100.0000	1,527	872	655	263
Ajay SQM Chile S.A.	96.592.180-K	Chile	US$	51.0000	-	51.0000	26,262	6,226	20.036	9,980
Almacenes y Depósitos Ltda.	79.876.080-7	Chile	Chilean peso	1.0000	99.0000	100.0000	451	-	451	(11)
SQM Salar S.A.	79.626.800-K	Chile	US$	18.1800	81.8200	100.0000	1,611,208	464,669	1,146,539	318,275
SQM Industrial S.A.	79.947.100-0	Chile	US$	99.0470	0.9530	100.0000	1,988,068	1,070,450	917,618	93,488
Exploraciones Mineras S.A.	76.425.380-9	Chile	US$	0.2691	99.7309	100.0000	31,944	4,383	27,561	(236)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Chile	Chilean peso	-	100.0000	100.0000	1,037	902	135	17
Soquimich Comercial S.A.	79.768.170-9	Chile	US$	-	60.6383	60.6383	186,462	73,470	112,992	8,555
Comercial Agrorama Ltda.	76.064.419-6	Chile	Chilean peso	-	42.4468	42.4468	17,208	15,996	1,212	(185)
Comercial Hydro S.A.	96.801.610-5	Chile	Chilean peso	-	60.6383	60.6383	8,100	230	7,870	430
Agrorama S.A.	76.145.229-0	Chile	Chilean peso	-	60.6377	60.6377	14,250	14,093	157	47
SQM North America Corp.	Foreign	United States	US$	40.0000	60.0000	100.0000	319,812	284,290	35,522	23,737

     Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4 Information on consolidated subsidiaries, continued

12/31/2012
				Ownership interest			Assets	Liabilities	Total equity	Net profit
Subsidiary	Tax ID No.	Country of incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	(loss) ThUS$
RS Agro Chemical Trading A.V.V.	Foreign	Aruba	US$	98.3333	1.6667	100.0000	5,214	-	5,214	(10)
Nitratos Naturais do Chile Ltda.	Foreign	Brazil	US$	-	100.0000	100.0000	290	5,005	(4,715)	(284)
Nitrate Corporation of Chile Ltd.	Foreign	United Kingdom	US$	-	100.0000	100.0000	5,076	-	5,076	-
SQM Corporation N.V.	Foreign	Dutch Antilles	US$	0.0002	99.9998	100.0000	86,953	3,724	83,229	(3,314)
SQM Perú S.A.	Foreign	Peru	US$	0.9800	99.0200	100.0000	904	1,214	(310)	(165)
SQM Ecuador S.A.	Foreign	Ecuador	US$	0.0040	99.9960	100.0000	19,419	18,065	1,354	244
SQM Brasil Ltda.	Foreign	Brazil	US$	2.7900	97.2100	100.0000	723	942	(219)	78
SQI Corporation N.V.	Foreign	Dutch Antilles	US$	0.0159	99.9841	100.0000	17	43	(26)	(8)
SQMC Holding Corporation L.L.P.	Foreign	Aruba	US$	0.1000	99.9000	100.0000	24,597	1,657	22,940	2,422
SQM Japan Co. Ltd.	Foreign	Japan	US$	1.0000	99.0000	100.0000	2,476	711	1,765	(125)
SQM Europe N.V.	Foreign	Belgium	US$	0.8600	99.1400	100.0000	391,590	356,719	34,871	(14,928)
SQM Italia SRL	Foreign	Italy	US$	-	100.0000	100.0000	1,360	18	1,342	-
SQM Indonesia S.A.	Foreign	Indonesia	US$	-	80.0000	80.0000	5	1	4	-
North American Trading Company	Foreign	United States	US$	-	100.0000	100.0000	305	39	266	-
SQM Virginia LLC	Foreign	United States	US$	-	100.0000	100.0000	29,204	14,829	14,375	(1)
SQM Comercial de México S.A. de C.V.	Foreign	Mexico	US$	0.0013	99.9987	100.0000	79,092	55,672	23,420	3,254

     Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4 Information on consolidated subsidiaries, continued

12/31/2012
				Ownership interest			Assets	Liabilities	Total equity	Net profit
Subsidiary	Tax ID No.	Country of incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	(loss) ThUS$
SQM investment Corporation N.V.	Foreign	Dutch Antilles	US$	1.0000	99.0000	100.0000	64,264	40,239	24,025	743
Royal Seed Trading Corporation A.V.V.	Foreign	Aruba	US$	1.6700	98.3300	100.0000	242,707	253,736	(11,029)	(2,435)
SQM Lithium Specialties LLP	Foreign	United States	US$	-	100.0000	100.0000	15,785	1,265	14,520	(1)
Soquimich SRL Argentina	Foreign	Argentina	US$	-	100.0000	100.0000	422	176	246	(39)
Comercial Caimán Internacional S.A.	Foreign	Panama	US$	-	100.0000	100.0000	333	1,146	(813)	(58)
SQM France S.A.	Foreign	France	US$	-	100.0000	100.0000	351	114	237	-
Administración y Servicios Santiago S.A. de C.V.	Foreign	Mexico	US$	-	100.0000	100.0000	50	811	(761)	127
SQM Nitratos México S.A. de C.V.	Foreign	Mexico	US$	-	51.0000	51.0000	33	23	10	-
Soquimich European Holding B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	179,048	102,950	76,098	(4,932)
SQM Iberian S.A	Foreign	Spain	US$	-	100.0000	100.0000	81,429	81,883	(454)	(2,135)
Iodine Minera B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	16,929	0	16,929	3,708
SQM Africa Pty Ltd.	Foreign	South Africa	US$	-	100.0000	100.0000	98,127	91,370	6,757	(2,921)
SQM Oceania Pty Ltd.	Foreign	Australia	US$	-	100.0000	100.0000	5,621	1,613	4,008	755
SQM Agro India Pvt. Ltd.	Foreign	India	US$	-	100.0000	100.0000	18	11	7	(38)
SQM Beijing Commercial Co. Ltd.	Foreign	China	US$	-	100.0000	100.0000	3,637	1,779	1,858	1,621

Total							7.805.674	3.847.033	3.958.641	848.596

     Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4 Information on consolidated subsidiaries, continued

12/31/2011
				Ownership interest			Assets	Liabilities	Total equity	Net profit
Subsidiary	Tax ID No.	Country of incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	(loss) ThUS$
SQM Nitratos S.A.	96.592.190-7	Chile	US$	99.9999	0.0001	100.0000	819,424	665,515	153,909	106,473
Proinsa Ltda.	78.053.910-0	Chile	Chilean peso	-	60.5800	60.5800	204	-	204	(1)
SQMC Internacional Ltda.	86.630.200-6	Chile	Chilean peso	-	60.6381	60.6381	268	-	268	(4)
SQM Potasio S.A.	96.651.060-9	Chile	US$	99.9974	-	99.9974	771,112	120,138	650,974	246,439
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Chile	US$	0.0003	99.9997	100.0000	277,296	250,558	26,738	4,302
Isapre Norte Grande Ltda.	79.906.120-1	Chile	Chilean peso	1.0000	99.0000	100.0000	1,127	716	411	28
Ajay SQM Chile S.A.	96.592.180-K	Chile	US$	51.0000	-	51.0000	26,977	9,855	17,122	10,066
Almacenes y Depósitos Ltda.	79.876.080-7	Chile	Chilean peso	1.0000	99.0000	100.0000	419	1	418	(17)
SQM Salar S.A.	79.626.800-K	Chile	US$	18.1800	81.8200	100.0000	1,438,672	610,538	828,134	286,239
SQM Industrial S.A.	79.947.100-0	Chile	US$	99.0470	0.9530	100.0000	1,889,981	1,066,598	823,383	93,062
Minera Nueva Victoria S.A..	78.602.530-3	Chile	US$	99.000	1.0000	100.0000	112,628	4,527	108,101	4,069
Exploraciones Mineras S.A.	76.425.380-9	Chile	US$	0.2691	99.7309	100.0000	31,878	4,082	27,796	(207)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Chile	Chilean peso	-	100.0000	100.0000	757	648	109	(23)
Soquimich Comercial S.A.	79.768.170-9	Chile	US$	-	60.6383	60.6383	191,346	82,750	108,596	7,220
Comercial Agrorama Ltda.	76.064.419-6	Chile	Chilean peso	-	42.4468	42.4468	11,555	10,264	1,291	29
Comercial Hydro S.A.	96.801.610-5	Chile	Chilean peso	-	60.6383	60.6383	7,681	241	7,440	334
Agrorama S.A.	76.145.229-0	Chile	Chilean peso	-	60.6377	60.6377	328	226	102	(91)
SQM North America Corp.	Foreign	United States	US$	40.0000	60.0000	100.0000	188,554	176,816	11,738	(19,702)

     Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.4 Information on consolidated subsidiaries, continued

12/31/2011
				Ownership interest			Assets	Liabilities	Total equity	Net profit
Subsidiary	Tax ID No.	Country of incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	(loss) ThUS$
RS Agro Chemical Trading A.V.V.	Foreign	Aruba	US$	98.3333	1.6667	100.0000	5,224	-	5,224	(4)
Nitratos Naturais do Chile Ltda.	Foreign	Brazil	US$	-	100.0000	100.0000	2,349	6,804	(4,455)	271
Nitrate Corporation of Chile Ltd.	Foreign	United Kingdom	US$	-	100.0000	100.0000	5,076	-	5,076	-
SQM Corporation N.V.	Foreign	Dutch Antilles	US$	0.0002	99.9998	100.0000	89,469	3,715	85,754	40,340
SQM Perú S.A.	Foreign	Peru	US$	0.9800	99.0200	100.0000	6,466	6,611	(145)	(759)
SQM Ecuador S.A.	Foreign	Ecuador	US$	0.0040	99.9960	100.0000	9,724	9,176	548	(83)
SQM Brasil Ltda.	Foreign	Brazil	US$	2.7900	97.2100	100.0000	354	1,050	(696)	113
SQI Corporation N.V.	Foreign	Dutch Antilles	US$	0.0159	99.9841	100.0000	17	36	(19)	6
SQMC Holding Corporation L.L.P.	Foreign	Aruba	US$	0.1000	99.9000	100.0000	21,131	614	20,517	10,926
SQM Japan Co. Ltd.	Foreign	Japan	US$	1.0000	99.0000	100.0000	2,968	1,078	1,890	518
SQM Europe N.V.	Foreign	Belgium	US$	0.8600	99.1400	100.0000	430,994	393,419	37,575	20,135
SQM Italia SRL	Foreign	Italy	US$	-	100.0000	100.0000	1,333	17	1,316	-
SQM Indonesia S.A.	Foreign	Indonesia	US$	-	80.0000	80.0000	5	1	4	(1)
North American Trading Company	Foreign	United States	US$	-	100.0000	100.0000	306	39	267	-
SQM Virginia LLC	Foreign	United States	US$	-	100.0000	100.0000	29,207	14,830	14,377	(3)
SQM Comercial de México S.A. de C.V.	Foreign	Mexico	US$	0.0013	99.9987	100.0000	68,572	48,406	20,166	(1,061)

     Notes to the consolidated financial statements as of December 31 2012

Note 5– Background of consolidated companies (continued)

5.4 Information on consolidated subsidiaries, continued

12/31/2011
				Ownership interest			Assets	Liabilities	Total equity	Net profit
Subsidiary	Tax ID No.	Country of incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	(loss) ThUS$
SQM investment Corporation N.V.	Foreign	Dutch Antilles	US$	1.0000	99.0000	100.0000	65,123	41,991	23,132	1,887
Royal Seed Trading Corporation A.V.V.	Foreign	Aruba	US$	1.6700	98.3300	100.0000	196,735	203,543	(6,808)	1,251
SQM Lithium Specialties LLP	Foreign	United States	US$	-	100.0000	100.0000	15,785	1,264	14,521	(3)
Soquimich SRL Argentina	Foreign	Argentina	US$	-	100.0000	100.0000	429	144	285	(78)
Comercial Caimán Internacional S.A.	Foreign	Panama	US$	-	100.0000	100.0000	477	1,232	(755)	(14)
SQM France S.A.	Foreign	France	US$	-	100.0000	100.0000	351	114	237	-
Administración y Servicios Santiago S.A. de C.V.	Foreign	Mexico	US$	-	100.0000	100.0000	13	915	(902)	100
SQM Nitratos México S.A. de C.V.	Foreign	Mexico	US$	-	51.0000	51.0000	27	17	10	-
Soquimich European Holding B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	153,211	72,969	80,242	38,850
SQM Iberian S.A	Foreign	Spain	US$	-	100.0000	100.0000	27,225	25,638	1,587	258
Iodine Minera B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	13,228	7	13,221	3,100
SQM Africa Pty Ltd.	Foreign	South Africa	US$	-	100.0000	100.0000	62,335	52,657	9,678	7,821
SQM Venezuela S.A.	Foreign	Venezuela	US$	-	100.0000	100.0000	5	328	(323)	(157)
SQM Oceania Pty Ltd.	Foreign	Australia	US$	-	100.0000	100.0000	4,349	1,042	3,307	2,372
SQM Agro India Pvt. Ltd.	Foreign	India	US$	-	100.0000	100.0000	63	18	45	(27)
SQM Beijing Commercial Co. Ltd.	Foreign	China	US$	-	100.0000	100.0000	2,147	1,910	237	140

Total							6,984,905	3,893,058	3,091,847	864,114

     Notes to the consolidated financial statements as of December 31 2012

Note 5 – Background of consolidated companies (continued)

5.5 Detail of transactions between consolidated companies

a)	Transactions conducted in 2012

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

In December 2011, Soquimich European Holding B.V. sold its 50% ownership interest in Nutrisi Holding N.V. for ThUS$5,736.

     Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents

6.1	Cash and cash equivalents

Cash and cash equivalents consist of the following:

a) Cash	12/31/2012	12/31/2011
	ThUS$	ThUS$

Cash on hand	90	73
Cash in banks	41,541	34,659
Other demand deposits	833	3,291
Total cash	42,464	38,023

b) Cash equivalents	12/31/2012	12/31/2011
	ThUS$	ThUS$

Short-term deposits	139,943	263,396
Short-term investments	141,946	143,573
Total cash equivalents	281,889	406,969

Total cash and cash equivalents	324,353	444,992

6.2	Short-term investments, classified as cash equivalents

Short-term investments consist of the following investments in USD short-term fixed rate liquidity funds:

Institution	12/31/2012 ThUS$	12/31/2011 ThUS$
Legg Mason - Western Asset Institutional Liquid Reserves	47,408	47,162
BlackRock - Institutional cash series PLC	47,490	48,025
JP Morgan USD Dollar Liquidity Fund Institutional	47,048	48,386
Total	141,946	143,573

     Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents (continued)

6.3	Information on cash and cash equivalents by currency

Cash and cash equivalents classified by currency consist of the following:

Original currency	12/31/2012	12/31/2011
	ThUS$	ThUS$
U.S. Dollar	234,166	308,631
Chilean Peso (*)	76,712	125,118
South African Rand	7,421	5,450
Euro	3,601	3,070
All other	2,453	2,723
Total	324.353	444,992

(*) The Company maintains financial derivative policies to convert CLP (Chilean Peso) term deposits in into U.S. Dollars.

6.4	Amount of significant restricted or (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

Except as disclosed in note 9.8, there were no significant cash balances with any type of restriction at December 31, 2012 and 2011.

     Notes to the consolidated financial statements as of December 31 2012

Note 6 – Cash and cash equivalents (continued)

6.5 Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

						Principal	Interest accrued	12/31/2012	12/31/2011
Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	ThUS$	to-date ThUS	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Chilean peso	0,49	12/10/2012	01/17/2013	25.290	87	25.377	9.677
Banco Crédito e Inversiones	Fixed term	Chilean peso	0,50	12/07/2012	02/07/2013	12.299	49	12.348	9.676
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	25.209
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.010
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.531
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.011
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20.014
Banco Santander-Santiago	Fixed term	Chilean peso	0,49	12/06/2012	0103/2013	11.609	47	11.656	12.093
Banco Santander-Santiago	Fixed term	Chilean peso	0,49	12/06/2012	01/03/2013	7.493	30	7.523	20.110
Banco Santander-Santiago	Fixed term	Chilean peso	0,45	12/28/2012	01/10/2013	6.252	3	6.255	20.110
Banco Santander-Santiago	Fixed term	US$	1,12	12/07/2012	02/07/2013	8.005	6	8.011	20.110
Banco Santander-Santiago	Fixed term	US$	0,70	12/21/2012	01/07/2013	3.500	1	3.501	3.001
Banco Santander Santiago	Fixed term	US$	0,70	12/21/2012	01/07/2013	3.500	1	3.501	-
Citibank New – York	Overnight	US$	0,01	12/31/2012	12/01/2013	20.146	-	20.146	115
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/01/2013	1.181	-	1.181	1.586
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/01/2013	17.256	-	17.256	-
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/03/2013	10.605	-	10.605	-
Citibank New – York	Overnight	US$	0,01	12/31/2012	01/02/2013	2.582	-	2.582	-
Corpbanca	Fixed term	Chilean peso	0,53	12/26/2012	02/01/2013	9.990	-	9.999	16.043
Corpbanca	-	-	-	-	-	-	-	-	20.016
Corpbanca	-	-	-	-	-	-	-	-	10.032
Corpbanca	-	-	-	-	-	-	-	-	10.008
IDBI Bank	-	-	-	-	-	-	-	-	2
Banco BBVA Chile	Fixed term	Indian rupee	-	12/31/2012	01/31/2013	2	-	2	5.042

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

2)	Directors’ Compensation

For the years ended December 31, 2012 and 2011, Directors’ compensation was as follows:

a)	A payment of a monthly fixed gross amount of UF 300 to the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during each fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of profit for the period effectively earned by the Company during each fiscal year.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the consolidated financial statements, the annual report, the report by the account inspectors and the report of external auditors for each fiscal year.

     Notes to the consolidated financial statements as of December 31 2012

Note 8 – Related party disclosures (continued)

8.4	Board of directors and senior management, continued

The remuneration of the Audit Committee is detailed as follows:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2012 and 2011.

3)	The remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2012 and 2011 amount to ThUS$3,973 and ThUS$3,030, respectively.

4)	As of December 31, 2012 and 2011, the global compensation paid to the 120 top executives amounted to ThUS$32,888 and ThUS$22,509, respectively. This includes monthly fixed salary and variable performance bonuses.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s shares and is payable in cash between 2012 and 2016 (See note 15).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Directors and senior managment do not receive or have not received any benefit during the period ended December 31, 2012 and 2011 or compensation related to pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding paragraphs.

8)	One of the Company’s Board of Directors is member of the Ultramar Group. Operations with between the Company and the Ultramar Group consisted of approximately ThUS$22,577 and ThUS$13,751 for the years ended December 31, 2012 and 2011, respectively.

9)	No guarantees have been constituted in favor of the directors.

     Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

9.1	Types of other financial assets

Types of other financial assets	12/31/2012 ThUS$	12/31/2011 ThUS$

Other current financial assets (1)	244,161	129,069
Derivatives (2)	680	14,455
Hedging assets, current	71,262	25,737
Total other current financial assets	316,103	169,261

Other non-current financial assets (3)	107	117
Hedging assets, non-current	29,385	30,371
Total other non-current financial assets	29,492	30,488

(1)	Term deposits with maturities exceeding 90 days from the investment date.

(2)	Forwards and options that are not classified as hedging instruments (see detail in note 9.3).

(3)	Guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership interest of 3%).

Detail of other current financial assets

Institution	12/31/2012 ThUS$	12/31/2011 ThUS$
Banco Santander	41,691	13,753
BBVA	31,579	33,528
Banco de Crédito e Inversiones	82,145	17,739
Banco de Chile	42,992	44,849
Corpbanca	10,499	19,200
Banco Scotiabank	25,141	-
Banco Itau	10,114	-
Total	244,161	129,069

9.2	Trade and other receivables, current and non-current

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	490,770	-	490,770	387,607	-	387,607
Prepayments	14,046	-	14,046	10,706	-	10,706
Other receivables	5,800	1,311	7,111	13,749	1,070	14,819
Total trade and other receivables	510,616	1,311	511,927	412,062	1,070	413,132

     Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments, (continued)

9.2	Trade and other receivables, continued

		12/31/2012			12/31/2011
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	507,562	(16,792)	490,770	404,320	(16,713)	387,607

Trade receivables, current	507,562	(16,792)	490,770	404,320	(16,713)	387,607

Prepayments, current	14,046	-	14,046	10,706	-	10,706
Other receivables, current	7,801	(2,001)	5,800	15,709	(1,960)	13,749

Trade and other receivables, current	529,409	(18,793)	510,616	430,735	(18,673)	412,062

Other receivables, non-current	1,311	-	1,311	1,070	-	1,070

Non-current receivables	1,311	-	1,311	1,070	-	1,070

Total trade and other receivables	530,720	(18,793)	511,927	431,805	(18,673)	413,132

     Notes to the consolidated financial statements as of December 31 2012

Note 9 – Financial instruments (continued)

9.2	Trade and other receivables, continued

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

9.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2012 and 2011, the detail is as follows:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	122,373	379,119	501,492	141,436	329,150	470,586
Obligations with the public (bonds payable)	20,135	1,067,075	1,087,210	17,129	907,877	925,006
Other financial liabilities	10,335	-	10,335	2,443	-	2,443
Total	152,843	1,446,194	1,599,037	161,008	1,237,027	1,398,035

9.4	Financial liabilities

Other current and non-current financial liabilities

The detail of current and non-current loans assumed

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Long-term loans	379,119	329,150

Short-term loans	120,921	140,538
Current portion of long-term loans	1,452	898
Short-term loans and current portion of long-term loans	122,373	141,436
Total loans assumed	501,492	470,586

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

a)	Bank loans, current are as follows:

Debtor			Creditor			Currency				12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Amortization	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.70%	1.70%	-	20,175	20,175
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	-	20,017	20,017
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	1,139	-	1,139
79.626.800-K	SQM Salar S.A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US$	Upon maturity	1.90%	1.90%	-	20,243	20,243
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.03%	1.03%	20,153	-	20,153
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	141	141
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	20	20
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	-	235	235
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	-	164	164
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	140	140
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%	-	20,172	20,172
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.04%	1.04%	20,162	-	20,162
Total										41,454	81,307	122,761
Borrowing costs										(26)	(362)	(388)
Total										41,428	80,945	122,373

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor			Creditor			Currency				12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Amortization	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.032.000-8	Banco BBVA Chile	United States	US$	Upon maturity	1.00%	1.00%	20,094	-	20,094
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	United States	US$	Upon maturity	0.95%	0.95%	20,089	-	20,089
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.02%	2.72%	-	645	645
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.24%	1.24%	-	20,114	20,114
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$	Upon maturity	1.03%	1.03%	20,085	-	20,085
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.75%	0.75%	48	20,000	20,048
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.56%	1.47%	-	140	140
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	United States	US$	Upon maturity	2.36%	1.75%	-	24	24
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.74%	1.35%	207	-	207
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	2.17%	1.23%	-	137	137
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$	Upon maturity	1.58%	1.58%	-	20,057	20,057
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.70%	0.70%	51	20,000	20,051
Total										60,574	81,117	141,691
Borrowing costs										(61)	(194)	(255)
Total										60,513	80,923	141,436

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

b)	Unsecured obligations, current:

The detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of				Periodicity				12/31/2012 Current maturities
TAX ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	Adjustment index for the bond	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2013	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2013	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	06/01/2013	UF	Semi-annual	Semi-annual	4.44%	4.00%	-	7,464	7,464
93.007.000-9	SQM S.A	Chile	563	G	01/05/2013	Ch$	Semi-annual	Upon maturity	7.50%	7.00%	1,465	-	1,465
93.007.000-9	SQM S.A	Chile	564	H	01/05/2013	UF	Semi-annual	Semi-annual	5.10%	4.90%	4,484	-	4,484
93.007.000-9	SQM S.A	Chile	563	I	04/01/2013	UF	Semi-annual	Upon maturity	3.35%	3.00%	-	532	532
93.007.000-9	SQM S.A	Chile	563	J	04/01/2013	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	-	1,470	1,470
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2013	UF	Semi-annual	Upon maturity	3.62%	3.30%	644	-	644
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2013	UF	Semi-annual	Upon maturity	3.95%	3,80%	1,110	-	1,110
			Total								7,703	14,710	22,413
			Bond issue costs								(473)	(1,805)	(2,278)
			Total								7,230	12,905	20,135

Effective rates of bonds in Chilean Pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor			Number of				Periodicity				12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	Adjustment index for the bond	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2012	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2012	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	06/01/2012	UF	Semi-annual	Semi-annual	4.44%	4.00%	-	6,754	6,754
93.007.000-9	SQM S.A	Chile	563	G	01/05/2012	Ch$	Semi-annual	Upon maturity	7.50%	7.00%	1,354	-	1,354
93.007.000-9	SQM S.A	Chile	564	H	01/05/2012	UF	Semi-annual	Semi-annual	5.10%	4.90%	4,045	-	4,045
93.007.000-9	SQM S.A	Chile	563	I	04/01/2012	UF	Semi-annual	Upon maturity	3.35%	3.00%	-	477	477
93.007.000-9	SQM S.A	Chile	563	J	04/01/2012	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	-	1,351	1,351
			Total								5,399	13,826	19,225
			Bond issue costs								(276)	(1,820)	(2,096)
			Total								5,123	12,006	17,129

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of December 31, 2012 and December 31, 2011 are detailed as follows:

Non-current interest-bearing bank loans

Debtor			Creditor							12/31/2012 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency	Repayment	Effective rate	Nominal rate	1 to 3 ThUS$	3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
	Borrowing costs									(235)	(646)	-	(881)
Total										99,765	279,354	-	379,119

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor			Creditor							12/31/2011 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency	Repayment	Effective rate	Nominal rate	1 to 3 ThUS$	3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.02%	2.72%	140,000	-	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.74%	1.35%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.56%	1.47%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development	Cayman Islands	US$	Upon maturity	2.36%	1.74%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.17%	1.23%	-	50,000	-	50,000
Total										190,000	140,000	-	330,000
	Borrowing costs									(104)	(746)	-	(850)
Total										189,896	139,254	-	329,150

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2012 and 2011 is detailed as follows:

Debtor			Number of				Periodicity					12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	Currency	Payment of interest	Repayment	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2016	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2020	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semi-annual	Semi-annual	4.44%	4.00%	14,280	14,280	64,260	92,820
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semi-annual	Semi-annual	7.50%	4.90%	-	-	190,401	190,401
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semi-annual	Upon maturity	5.10%	7.00%	43,764	-	-	43,764
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semi-annual	Upon maturity	3.35%	3.00%	71,400	-	-	71,400
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	108,368	-	-	108,368
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semi-annual	Upon maturity	3.62%	3.30%	-	47,600	-	47,600
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semi-annual	Upon maturity	3.95%	3.80%	-	-	71,400	71,400
			Total								237,812	261,880	576,061	1,075,753
			Bond issue costs								(631)	(1,420)	(6,627)	(8,678)
			Total								237,181	260,460	569,434	1,067,075

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity					12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country					Payment of interest	Repayment	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2016	US$	Semi-annual	Upon maturity	6,32%	6,13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2020	US$	Semi-annual	Upon maturity	5,70%	5,50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semi-annual	Semi-annual	4,44%	4,00%	12,881	12,881	64,408	90,170
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semi-annual	Semi-annual	7,50%	4,90%	-	-	171,753	171,753
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semi-annual	Upon maturity	5,10%	7,00%	40,446	-	-	40,446
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semi-annual	Upon maturity	3,35%	3,00%	64,408	-	-	64,408
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semi-annual	Upon maturity	6.23%	5,50%	100,152	-	-	100,152
			Total								217,887	212,881	486,161	916,929
			Bond issue costs								(1,700)	(1,332)	(6,030)	(9,052)
			Total								216,187	211,559	480,131	907,877

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.4	Financial liabilities, continued

e)	Additional information

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

Although inputs used to estimate the fair value of financial assets and liabilities represent Management's best estimate, they are subjective in nature and involve assumptions related to the current economic and market conditions, as well as underlying risk features. The methodologies and assumptions used to value each financial instrument depend on the risk profile and underlying characteristics of instrument as follows:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	Interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market values with similar terms.
-	Forward and swap contracts fair value is determined using quoted market prices of financial instruments with similar characteristics.

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.9	Estimated fair value of financial instruments and financial derivatives, continued

Details of the carrying values and estimated fair values of the Company’s financial instruments is as follows:

	12/31/2012		12/31/2011
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	324,353	324,353	444,992	444,992
Current trade and other receivables	510,616	510,616	412,062	412,062
Other current financial assets:
- Time deposits	244,161	244,161	129,069	129,069
- Derivative instruments	680	680	14,455	14,455
- Current hedging assets	71,262	71,262	25,737	25,737
Total other current financial assets	316,103	316,103	169,261	169,261
Other non-current financial assets:	107	107	117	117
Non-current hedging assets	29,385	29,385	30,371	30,371
Total other non-current financial assets	29,492	29,492	30,488	30,488
Other current financial liabilities:
- Bank loans	122,373	122,373	141,436	141,436
- Derivative instruments	8,456	8,456	2,174	2,174
- Hedging liabilities	1,879	1,879	269	269
- Unsecured obligations	20,135	20,135	17,129	17,129
Total other current financial liabilities	152,843	152,843	161,008	161,008
Current and non-current accounts payable	207,944	207,944	183,032	183,032
Other non-current financial liabilities:
- Bank loans	379,119	401,065	329,150	348,218
- Unsecured obligations	1,067,075	1,137,363	907,877	1,074,907
Total other non-current financial liabilities:	1,446,194	1,538,428	1,237,027	1,423,125

Fair value hierarchies are as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

-	Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly (prices) or indirectly (derived from prices).

-	Level 3: Inputs for the asset or liability that are not based on observable market data, or unobservable inputs.

The valuation techniques used to determine the fair value of our hedging instruments are those indicated in level 2.

     Notes to the consolidated financial statements as of December 31 2012

Note 9 - Financial instruments (continued)

9.10	Nature and scope of risks arising from financing instruments

Disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in note 4.

Note 10 – Equity-accounted investees

10.1	Investment in associates recognized according to the equity method of accounting

Equity accounted investments and joint ventures consist of the following:

	Investment			Share on profit (loss) of equity-accounted investees
	Note No.	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2010 ThUS$

Equity-accounted investees	10.1 10.3	50,955	43,057	24,104	22,157	10,090
Joint ventures	10.4	19,343	17,637	253	(349)	591

Total		70,298	60,694	24,357	21,808	10,681

     Notes to the consolidated financial statements as of December 31 2012

Note 10 – Equity-accounted investees (continued)

10.2	Assets, liabilities, revenue and expenses of associates

12-31-2012
Tax ID No.	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	5,026	1,713	14,436	2,177
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	U.A.E Dirham	24,662	4,291	42,899	3,255
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	77,084	44,635	77,839	8,267
Foreign	Ajay North America	United States	US Dollar	44,889	6,292	83,340	22,300
Foreign	Ajay Europe SARL	France	Euro	36,106	12,688	84,203	12,591
Foreign	SQM Eastmed Turkey	Turkey	Euro	428	258	-	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	17,068	13,048	13,536	81
	Total			205,263	82,925	316,253	48,671

12-31-2011
Tax ID No.	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	4,484	1,595	8,652	1,335
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	U.A.E Dirham	22,964	5,849	38,024	2,985
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	78,090	53,752	67,205	5,160
Foreign	Ajay North America	United States	US Dollar	47,866	9,876	80,923	23,689
Foreign	Ajay Europe SARL	France	Euro	32,332	14,600	59,189	8,384
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	5,476	2,802	-	(266)
Foreign	SQM Eastmed Turkey	Turkey	Euro	438	264	29	(94)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	8,130	4,227	10,895	175

	Total			199,780	92,965	264,917	41,368

12-31-2010
Tax ID No.	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	3,847	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	U.A.E Dirham	22,001	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	56,853	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	11,217	3,228	-	3,056
Foreign	Ajay North America	United States	US Dollar	22,511	5,168	52,237	4,143
Foreign	Ajay Europe SARL	France	Euro	17,651	6,519	41,992	2,212
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	6,227	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	626	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,894	2,035	11,149	594

	Total			146,827	62,671	216,795	20,855

     Notes to the consolidated financial statements as of December 31 2012

Note 10 – Equity-accounted investees (continued)

10.3	Detail of investments in associates

The Company’s ownership in its associates is detailed as follows:

Associate	Main activities of the associate	Ownership %	Investment	Investment
			12/31/2012	12/31/2011
			ThUS$	ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	1,656	1,444
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	9,890	8,558
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	15,357	14,866
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	15,346	12,169
Nutrisi Holding N.V.	Holding company	50%	-	-
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	50%	8,495	3,102
Misr Specialty Fertilizers S.A.E.	Production and commercialization of liquid specialty plant nutrients for Egypt.	47.4857%	-	1,270
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	85	87
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	126	1,561
Total			50,955	43,057

Associate	Main activities of the associate	Ownership %	Share on profit (loss) of equity-accounted investees
			12/31/2012	12/31/2011	12/31/2010
			ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	1,088	667	704
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	1,628	1,492	980
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	10,927	11,608	2,030
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	4,134	2,580	4,002
Nutrisi Holding N.V.	Holding company	50%	-	1,720	1,278
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	50%	6,295	4,192	1,106
Misr Specialty Fertilizers S.A.E.	Production and commercialization of liquid specialty plant nutrients for Egypt.	47.49%	-	(126)	(247)
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	-	(46)	(1)
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	32	70	238
Total			24,104	22,157	10,090

The Company has no participation in unrecognized losses in investments in associates.

     Notes to the consolidated financial statements as of December 31 2012

Note 10 - Equity-accounted investees (continued)

10.4	Detail of assets, liabilities and profit or loss of significant investments in joint ventures by company:

12/31/2012
Tax ID No.	Joint venture	Country of incorporation	Functional currency	Current ThUS$	Asset Non- current ThUS$	Total ThUS$	Current ThUS$	Liability Non- current ThUS$	Total ThUS$	Revenue ThUS$	Ownership- related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	21,843	9,984	31,827	6,899	4,072	10,971	29,980	(29,407)	573
Foreign	Coromandel SQM	India	Indian Rupee	5,059	1,397	6,456	4,419	-	4,419	5,633	(5,264)	369
Foreign	SQM Vitas Fzco.	United Arab Emirates	U.A.E. Dirham	22,536	10,522	33,058	785	-	785	19,643	(20,175)	(532)
Foreign	SQM Qindao-Star Co. Ltda.	China	US Dollar	1,986	304	2,291	132	-	132	5,028	(4,933)	95
	Total			51,424	22,207	73,631	12,235	4,072	16,307	60,284	(59,779)	505

31/12/2011
Tax ID No.	Joint venture	Country of incorporation	Functional currency	Current ThUS$	Asset Non- current ThUS$	Total ThUS$	Current ThUS$	Liability Non- current ThUS$	Total ThUS$	Revenue ThUS$	Ownership- related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	18,014	10,576	28,590	8,306	-	8,306	23,818	(23,455)	363
Foreign	Coromandel SQM	India	Indian Rupee	559	1,074	1,633	62	-	62	23	(60)	(37)
Foreign	SQM Vitas Fzco.	United Arab Emirates	U.A.E. Dirham	24,887	8,920	33,807	1,005	-	1,005	25,207	(26,266)	(1,059)
Foreign	SQM Qindao-Star Co. Ltda.	China	US Dollar	1,974	403	2,377	314	-	314	5,065	(5,028)	37
	Total			45,434	20,973	66,407	9,687	-	9,687	54,113	(54,809)	(696)

31/12/2010
Tax ID No.	Joint venture	Country of incorporation	Functional currency	Current ThUS$	Asset Non- current ThUS$	Total ThUS$	Current ThUS$	Liability Non- current ThUS$	Total ThUS$	Revenue ThUS$	Ownership- related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas Fzco.	United Arab Emirates	U.A.E. Dirham	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US Dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182

      Notes to the consolidated financial statements as of December 31 2012

Note 10 - Equity-accounted investees (continued)

10.5	Detail of investments in joint ventures:

Joint venture	Main activities of the joint venture	Ownership %	Investment 12/31/2012 ThUS$	Investment 12/31/2011 ThUS$
Coromandel SQM	Production and distribution of potassium nitrate.	50%	683	786
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	10,428	10,142
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	50%	7,153	5,677
SQM Quindao-Star Co. Ltda.	Production and distribution of nutrient plant solutions with specialties NPK soluble	50%	1,079	1,032
Total			19,343	17,637

     Notes to the consolidated financial statements as of December 31 2012

Note 11 - Intangible assets and goodwill

11.1 Balances

	12/31/2012	12/31/2011
Balances	ThUS$	ThUS$

Intangible assets other than goodwill	24,013	4,316
Goodwill	38,388	38,605

Total	62,401	42,921

11.2 Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and software.

		12/31/2012
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,765	(2,115)	1,650
Rights of way and water rights	Finite	1,198	(820)	378
Rights of way and water rights	Indefinite	22,612	(1,987)	20,625
Other intangible assets	Indefinite	1,512	(152)	1,360
Intangible assets other than goodwill		32,908	(8,895)	24,013

Goodwill	Indefinite	40,178	(1,790)	38,388

Total intangible assets and goodwill		73,086	(10,685)	62,401

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

The minimum and maximum useful lives of intangible assets are as follows:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Rights of way and water rights	Indefinite	Indefinite
Other intangible assets	Indefinite	Indefinite
Rights of way and water rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	3 years

The Company has no internally generated intangible assets.

     Notes to the consolidated financial statements as of December 31 2012

Note 11 - Intangible assets and goodwill (continued)

11.2	Disclosures on intangible assets and goodwill, continued

a)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software, Net ThUS$	Water rights and rights of way- finited life, Net ThUS$	Water rights and rights of way-indefinite life, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,938	440	1,542	396	38,605	42,921
Additions	-	501	-	19,080	964	-	20,545
Amortization	-	(789)	(62)	-	-	-	(851)
Other increases (decreases)	-	-	-	3	-	(217)	(214)

Final balance	-	1,650	378	20,625	1,360	38,388	62,401

b)	Movements in identifiable intangible assets as of December 31, 2011:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software, Net ThUS$	Water rights and rights of way- finited life, Net ThUS$	Water rights and rights of way-indefinite life, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	4	823	501	1,546	396	38,388	41,658
Additions	-	1,812	-	-	-	217	2,029
Amortization	(4)	(697)	(61)	-	-	-	(762)
Other increases (decreases)	-	-	-	(4)	-	-	(4)

Final balance	-	1,938	440	1,542	396	38,605	42,921

     Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment

12.1	Classes of property, plant and equipment

The details of property, plant and equipment is as follows:

Description of classes of property, plant and equipment Property, plant and equipment, net	12/31/2012 ThUS$	12/31/2011 ThUS$

Land	109,060	108,992
Buildings	169,731	146,532
Machinery	438,331	424,460
Transport equipment	88,954	82,822
Furniture and fixtures	6,736	5,015
Office equipment	5,249	5,312
Constructions in progress	423,184	297,996
Other property, plant and equipment	747,045	683,913
Total	1,988,290	1,755,042
Property, plant and equipment, gross

Land	109,060	108,992
Buildings	329,397	291,401
Machinery	1,065,641	972,179
Transport equipment	224,462	199,998
Furniture and fixtures	22,667	19,090
Office equipment	36,215	34,480
Constructions in progress	423,184	297,996
Other property, plant and equipment	1,336,991	1,194,765
Total	3,547,617	3,118,901

     Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment (continued)

12.1	Classes of property, plant and equipment, continued

	12/31/2012 ThUS$	12/31/2011 ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	159,666	144,869
Accumulated depreciation and value impairment of machinery	627,310	547,719
Accumulated depreciation and value impairment of transport equipment	135,508	117,176
Accumulated depreciation and value impairment of furniture and fixtures	15,931	14,075
Accumulated depreciation and value impairment of office equipment	30,966	29,168
Accumulated depreciation and value impairment of other property, plant and equipment	589,946	510,852
Total	1,559,327	1,363,859

     Notes to the consolidated financial statements as of December 31 2012

Note 12 - Property, plant and equipment (continued)

12.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2012 and December 31, 2011:
Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2012	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Construction in progress	Other property, plant and equipment, net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	108,992	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,755,042

Changes
Additions	36	-	1,092	34	70	323	443,349	972	445,876
Divestitures	-	-	(115)	-	(67)	(12)	(2,936)	(78)	(3,208)
Depreciation expense	-	(14,800)	(79,534)	(18,400)	(1,858)	(1,857)	-	(79,709)	(196,158)
Increase(decrease) in foreign currency exchange	32	(1)	5	15	-	(13)	-	68	106
Reclassifications	-	37,916	92,441	24,535	3,576	1,478	(287,291)	127,345	-
Other increases (decreases) (*)	-	84	(18)	(52)	-	18	(27,934)	14,534	(13,368)

Total changes	68	23,199	13,871	6,132	1,721	(63)	125,188	63,132	233,248

Ending balance	109,060	169,731	438,331	88,954	6,736	5,249	423,184	747,045	1,988,290

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

-

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

Security received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with contractual obligations derived from the distribution and sale of fertilizers amounted to ThUS$4,126 and ThUS$4,467 as of December 31, 2012 and 2011, respectively. The following entities have provided securities:

Entity name	12/31/2012 ThUS$	12/31/2011 ThUS$

Llanos y Wammes Soc, Com, Ltda	2,084	1,926
Fertglobal Chile Ltda,	1,042	1,541
Tattersall Agroinsumos S,A,	1,000	1,000

     Notes to the consolidated financial statements as of December 31 2012

Nota 16 - Contingencies and restrictions (continued)

16.6	Indirect guarantees

Guarantees issued in which there is no current balance, reflect indirect guarantees in force and approved by the Company's Board of Directors and have not been drawn upon by the respective subsidiary.

Creditor of the guarantee	Debtor			Pending balances as of the closing date of the financial statements
	Name	Relationship	Type of guarantee	12/31/2012 ThUS$	12/31/2011 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A,G,	SQM Potasio S.A.	Subsidiary	Bond	-	-
ING Capital LLC	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd,	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,235	50,207
Scotiabank & Trust (Cayman) Ltd,	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,164	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,141	40,140
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,020	50,024
The Bank of Tokyo-Mitsubishi UFJ Ltd,	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,140	50,137
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd,	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

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

      Notes to the consolidated financial statements as of December 31 2012

Note 20 - Other current and non-current non-financial assets

The detail of other current and non-current assets consists of the following:

	12/31/2012	12/31/2011
Other non-financial assets, current	ThUS$	ThUS$
Domestic Value Added Tax	42,136	46,243
Foreign Value Added Tax	9,306	5,879
Prepaid mining licenses	1,512	1,228
Prepaid insurance	8,278	6,979
Other prepayments	494	236
Other assets	6,094	3,227
Total	67,820	63,792

	12/31/2012	12/31/2011
Other non-financial assets, non-current	ThUS$	ThUS$
Exploration and evaluation expenses (1)	16,839	21,395
Guarantee deposits	571	428
Other assets	272	2,829
Total	17,682	24,652

(1)	Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. Amortization is based on a variable rate applied to extracted tons determined through measured mineral reserves and exploration costs. Capitalized expenses under current development are reclassified to inventory and are amortized according to the estimated ore reserves. Expenses associated with future economically producible reserves are presented under Other non-current assets. Those expenses incurred on properties with an ore grade that is not economical are directly charged to profit and loss. Amounts associated with the exploration and assessment of mineral resources presented under inventory are ThUS$6,174 and ThUS$3,699 as of December 31, 2012 and 2011, respectively.

      Notes to the consolidated financial statements as of December 31 2012

Note 20 - Other current and non-current non-financial assets (continued)

-	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

The change in exploration and evaluation assets consists of the following:

	12/31/2012	12/31/2011
Reconciliation	ThUS$	ThUS$

Balance as of January 1	21,395	21,350

Additions	843	3,777
Depreciation and amortization	(2,080)	(1,883)
Transfers and other charges	(3,319)	(1,849)

Assets for exploration and assessment of mineral resources, net, final balance	16,839	21,395

Note 21 - Operating segments

21.1	Operating segments

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

The Company's primary production facilities are located near their mines and extraction facilities in the North of Chile. The following table describes our primary production facilities:

Location	Products:
Pedro de Valdivia	Production of nitrite, sulfate, and iodine
María Elena	Production of nitrite, sulfate, and iodine
Coya Sur	Production of nitrite, sulfate, and iodine
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride and boric acid
Salar del Carmen	Production of Lithium carbonate lithium hydroxide, and of boron
Tocopilla	Port facilities

     Notes to the consolidated financial statements as of December 31 2012

Note 22 – Income and expenses from operating activities

		12/31/2012	12/31/2011	12/31/2010
		ThUS$	ThUS$	ThUS$
22.1	Revenue

	Products	2,420,357	2,138,264	1,823,843
	Services	8,803	7,022	6,570

	Total	2,429,160	2,145,286	1,830,413

		12/31/2012	12/31/2011	12/31/2010
		ThUS$	ThUS$	ThUS$
22.2	Cost of sales
	Raw material and supplies	(1,066,803)	(762,350)	(541,766)

	Types of employee benefits expenses
	Salaries and wages	(134,400)	(104,757)	(82,406)
	Other short-term employee benefits	(66,370)	(52,804)	(62,900)
	Termination benefit expenses	(4,325)	(4,646)	(3,027)
	Total employee benefits expenses	(205,095)	(162,207)	(148,333)

	Depreciation and amortization expenses
	Depreciation expense	(190,509)	(163,438)	(138,263)

	Provisions for inventory losses	(18,158)	(6,144)	(50)
	Other expenses, by nature (1)	79,998	(196,355)	(375,998)

	Total	(1,400,567)	(1,290,494)	(1,204,410)

(1)	Include the change in finished and in-process inventories

     Notes to the consolidated financial statements as of December 31 2012

Note 22 – Income and expenses from operating activities (continued)

		12/31/2012	12/31/2011	12/31/2010
		ThUS$	ThUS$	ThUS$
22.3	Other income

	Discounts obtained from suppliers	648	777	922
	Compensation received	53	876	272
	Penalties charged to suppliers	312	453	109
	Tax recoveries	15	12	26
	Insurance recoveries	5,187	395	201
	Change in the provision of liabilities with third parties	669	630	424
	Change in allowance for doubtful accounts	154	178	83
	Sale of property, plant and equipment	281	2,213	448
	Sale of materials, spare parts and supplies	1,388	959	668
	Sale of mining concessions	1,578	613	872
	Other disposals	176	141	68
	Indemnities at Minera Esperanza	28	192	763
	Change indemnity provision Yara South Africa	335	-	-
	Change inventory provision	-	559	-
	Sale of concession of Minera Sierra Gorda	-	37,679	-
	Other services	2	84	539
	Other operating results	1,876	1,920	1,150

	Total	12,702	47,681	6,545

		12/31/2012	12/31/2011	12/31/2010
		ThUS$	ThUS$	ThUS$
22.4	Administrative expenses

	Employee benefit expenses by nature
	Salaries and wages	(44,429)	(42,609)	(33,813)
	Other short-term benefits to employees	(2,868)	(3,884)	(4,151)

	Total employee benefit expenses	(47,297)	(46,493)	(37,964)

	Other expenses	(59,145)	(45,267)	(40,855)

	Total	(106,442)	(91,760)	(78,819)

     Notes to the consolidated financial statements as of December 31 2012

Nota 22 – – Income and expenses from operating activities (continued)

		12/31/2012	12/31/2011	12/31/2010
		ThUS$	ThUS$	ThUS$
22.5	Other expenses

	Expenses for employee benefits
	Other benefits for short term employees	(24)	(16)	(4)
	Depreciation and amortization expenses
	Depreciation of assets no longer in use	(5,649)	(32,459)	(5,677)

	Impairment loss (review of impairment losses) recognized in profit or loss for the year
	Impairment of allowance for doubtful accounts	(1,054)	(3,364)	(1,746)
	Provision for loss in auction of materials and spare parts	(2,000)	(2,000)	-

	Subtotal	(3,054)	(5,364)	(1,746)

	Other expenses
	Legal expenses	(1,984)	(2,422)	(2,087)
	VAT and other unrecoverable taxes	(1,182)	(685)	(543)
	Investment plan expenses	(13,578)	(11,462)	(13,279)
	Donations	(5,517)	(2,557)	(2,095)
	Provision for work closing	(634)	(224)	-
	Legal provision	-	(3,500)	(2,000)
	Indemnities	(281)	(3,495)	-
	Fixed asset impairment	-	-	(1,000)
	Exploracion expenses	-	-	(4,000)
	Other operating expenses	(2,725)	(863)	(3,781)

	Subtotal	(25,901)	(25,208)	(28,785)

	Total	(34,628)	(63,047)	(36,212)

		12/31/2012	12/31/2011	12/31/2010
		ThUS$	ThUS$	ThUS$
22.6	Other gains (losses)

	Sale of investment in associates	(404)	1,467	-
	Retirement plan provision	-	880	(100)
	El Toco closing provision	-	3,016	(6,900)
	Other	1,087	424	21

	Total	683	5,787	(6,979)

     Notes to the consolidated financial statements as of December 31 2012

Note 22 – Income and expenses from operating activities (continued)

22.7	Summary of expenses by	Year ended December 31
	nature :	2012	2011	2010
		ThUS$	ThUS$	ThUS$

	Raw material and supplies	(1,066,803)	(762,350)	(541,766)

	Types of employee benefits expenses

	Salaries and wages	(178,829)	(147,366)	(116,219)
	Other short-term employee benefits	(69,262)	(56,704)	(67,055)
	Termination benefit expenses	(4,325)	(4,646)	(3,027)
	Total employee benefit expenses	(252,416)	(208,716)	(186,301
	Depreciation and amortization expenses
	Depreciation expense	(196,158)	(195,897)	(143,940)
	Impairment loss (review of impairment losses) recognized in profit or loss for the year	(21,212)	(11,508)	(1,796)
	Other expenses, by nature	(5,048)	(266,830)	(452,617)

	Total expenses, by nature	(1,541,637)	(1,445,301)	(1,326,42

This table corresponds to the summary from Note 22.2 to 22.6 required by the SVS.

     Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes

23.1	Current tax assets:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	23,713	1,758
Monthly provisional income tax payments, Chilean companies prior year	2,430	-
Monthly provisional income tax payments, foreign companies	1,979	857
Corporate tax credits (1)	144	394
Corporate tax absorbed by tax losses (2)	1,968	1,756
Total	30,234	4,765

(1)	These credits correspond to corporate tax payment made in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to donations the Company has made during 2012 and 2011.

(2)	Generation of non-operating losses (NOL’s), which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

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

d.1 Deferred income tax assets and liabilities net as of December 31, 2012 are detailed as follows:

     Notes to the consolidated financial statements as of December 31 2012

	Assets	Liabilities *
Description of deferred income tax assets and liabilities	ThUS$	ThUS$
Depreciation	-	145,251
Provision for doubtful accounts impairment	-	(5,807)
Accrued vacations	-	(3,971)
Manufacturing expenses	-	60,160
Unrealized gains from sales of products	-	(105,879)
Fair value of bonds	-	(3,684)
Severance indemnity	-	4,483
Hedging	-	22,890
Inventory of products, spare parts and supplies	37	(14,990)
Research and development expenses	-	4,917
Tax losses	-	(1,509)
Capitalized interest	-	20,449
Expenses in assumption of bank loans	-	2,243
Unaccrued interest	-	(215)
Fair value of property, plant and equipment	-	2,743
Employee benefits	-	(2,027)
Royalty taxes	-	8,430
Other	186	(8,039)
Total	223	125,445

(*) Deferred tax assets are netted with deferred tax liabilities as allowed under applicable tax jurisdictions.

     Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

d.2 Deferred income tax assets and liabilities net as of December 31, 2011 are detailed as follows:

	Assets	Liabilities *
Description of deferred income tax assets and liabilities	ThUS$	ThUS$
Depreciation	-	114,151
Provision for doubtful accounts	16	(4,045)
Vacation accrual	9	(2,633)
Production expenses	-	54,747
Unrealized gains from sales of products	-	(97,441)
Bonds fair value	-	(2,104)
Employee termination benefits	-	3,036
Hedging	-	16,636
Inventory of products, spare parts and supplies	85	(7,781)
Research and development expenses	-	4,598
Tax losses	-	(1,046)
Capitalized interest	-	17,461
Expenses in assumption of bank loans	-	1,855
Unaccrued interest	-	(386)
Fair value of property, plant and equipment	-	(1,539)
Employee benefits	-	(1,177)
Royalty taxes	-	10,035
Other	194	(5,773)
Total	304	98,594

     Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

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

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

Disclosures on the tax effects of other comprehensive income components

Income tax related to components of other income and expense with a charge or credit to net equity	12/31/2012 ThUS$

	Amount before taxes	Expense (income) for income taxes	Amount after taxes
Cash flow hedge	(6,236)	1,580	(4,656)
Total	(6,236)	1,580	(4,656)

Income tax related to components of other income	12/31/2011
and expense with a charge or credit to net equity	ThUS$

	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedge	(1,091)	218	(873)
Total	(1,091)	218	(873)

     Notes to the consolidated financial statements as of December 31 2012

Note 23 - Income Tax and Deferred Taxes (continued)

23.4	Income tax and deferred taxes, continued

Income tax related to components of other income	12/31/2010
and expense with a charge or credit to net equity	ThUS$

	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedge	(1,474)	251	(1,223)
Total	(1,474)	251	(1,223)

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