Form 20-F
period 2013-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2014-04-28
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

El Trovador 4285, 6th Floor, Santiago, Chile +56 2 2425-2000

(Address of principal executive offices)

Gerardo Illanes +56 2 2425-2485 gerardo.illanes@sqm.com El Trovador 4285, 6th Floor, Santiago, Chile
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

☒  Large accelerated filer     ☐  Accelerated filer     ☐  Non- accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

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

All references to "$," "US$," "U.S. dollars," “USD” and "dollars" are to United States dollars, references to "pesos," “CLP” and "Ch$" are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of December 31, 2013, UF 1.00 was equivalent to US$44.43 and Ch$23,309.56.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

Our fiscal year ends on December 31. As December 31 is a public holiday in Chile; certain financial information is reflected as of December 30, 2013.

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

“Controller Group”* A person or company or group of persons or companies that according to Chilean law, have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.

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

“heap leaching” A process whereby minerals are leached from a heap, or pad, of ROM (run of mine) ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

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

“Probable Mineral Reserve” See "Reserves—Probable Mineral Reserve."

“Proved Mineral Reserve” See “Reserves—Proved Mineral Reserve.”

“Reserves—Probable Mineral Reserve”** The economically mineable part of an Indicated Mineral Resource and, in some circumstances, Measured Mineral Resource. The calculation of the reserves includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. A Probable Mineral Reserve has a lower level of confidence than a Proved Mineral Reserve.

“Reserves—Proved Mineral Reserve” ** The economically mineable part of a Measured Mineral Resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

iii

“Resources—Indicated Mineral Resource” ** That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

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

“Resources—Inferred Mineral Resource” ** That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

“Resources—Measured Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2013 divided by the total gross book value of the Company's fixed assets at such facility as of December 31, 2013.

*	The definition of a Controller Group that has been provided is the one that applies to the Company. Chilean law provides for a broader definition of a Controller Group.
**	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).

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

iv

•	our capital investment program and development of new products;
•	the future impact of competition; and
•	regulatory changes.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company, Item Number 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial data as of December 31, 2013 and the previous three years. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

Since January 1, 2010, the Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

The Company’s consolidated financial information as of and for the year ended, December 31, 2009 was restated in accordance with IFRS.

	As of and for the year ended December 31,
(in millions of U.S. dollars)(1)	2013	2012	2011	2010	2009

Statement of income:
Revenues	2,203.1	2,429.2	2,145.3	1,830.4	1,438.7
Cost of sales	(1,481.7)	(1,400.6)	(1,290.5)	(1,204.4)	(908.5)

Gross profit	721.5	1,028.6	854.8	626.0	530.2

Other income	96.7	12.7	47.7	6.5	17.0
Administrative expenses	(105.2)	(106.4)	(91.8)	(78.8)	(75.5)
Other expenses	(49.4)	(34.6)	(63.0)	(36.2)	(21.8)
Other gains (losses)	(11.4)	0.7	5.8	(7.0)	(13.7)
Finance income	12.7	29.1	23.2	12.9	13.5
Finance expenses	(58.6)	(54.1)	(39.3)	(35.0)	(31.0)
Equity income of associates and joint ventures accounted for using the equity method	18.8	24.4	21.8	10.7	4.5
Foreign currency exchange differences	(12.0)	(26.8)	(25.3)	(5.8)	(7.6)

Income before income tax expense	613.1	873.5	733.8	493.3	415.6

Income tax expense	(138.5)	(216.1)	(179.7)	(106.0)	(75.8)

Profit for the year	474.6	657.4	554.1	387.3	339.8
Profit attributable to:
Controlling interests	467.1	649.2	545.8	382.1	338.3
Non-controlling interests	7.5	8.2	8.4	5.1	1.5
Profit for the year	474.6	657.4	554.1	387.3	339.8

Basic earnings per share(2)	1.77	2.47	2.07	1.45	1.29
Basic earnings per ADS(2)(3)	1.77	2.47	2.07	1.45	1.29
Dividends per share(4)(5)(6)	1.04	1.25	1.04	0.66	1.24
Dividends per ADS(5)(6)	1.04	1.25	1.04	0.66	1.24
Weighted average(3) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2) The Company has not conducted any type of operation which would give rise to a potential dilutive effect on its earnings per share. The total number of outstanding shares is the same as the weighted average shares outstanding.

(3) The calculation of earnings per ADSs and dividends per ADS is based on the ratio of 1:1.

(4) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2013, 2012, 2011, and 2010.

(5) Dividends may only be paid from net income as determined in accordance with IFRS; see Item 8.A.8. Dividend Policy. For dividends in Ch$ see Item 8.A.8. Dividend Policy — Dividends.

(6) Dividend amount paid per calendar year to shareholders of the Company.

	As of and for the year ended December 31,
(in millions of U.S. dollars)	2013	2012	2011	2010	2009
Balance Sheet Data:
Total assets	4,767.6	4,416.4	3,871.6	3,372.8	3,141.8
Total liabilities	2,335.4	2,229.0	2,007.2	1,702.0	1,677.4
Total equity	2,432.2	2,187.4	1,864.4	1,670.8	1,464.5
Equity attributable to controlling interests	2,376.6	2,132.8	1,812.8	1,622.8	1,418.8
Equity attributable to non-controlling interest	55.6	54.7	51.5	48.0	45.7
Capital stock	477.4	477.4	477.4	477.4	477.4

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of April 21, 2014 the rate of exchange for Chilean pesos was US$1.00 per CH$ 557.63.

Observed Exchange Rate (1)

		Ch$ per US$

Year	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)

2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.59	479.96
2013	466. 5	533.95	495.00	524.61

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End(3)

2013
October	493.36	508.58	500.81	507.64
November	507.64	528.19	519.25	529.64
December	523.76	533.95	529.45	524.61
2014
January	524.61	550.53	537,03	553,84
February	546,94	563.32	554.41	559.38
March	550,53	573,24	563,84	551,18

Source: Central Bank of Chile

(1)	Reflects high and low rates on a day-to-day basis, for each period reported.

(2)	The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.

(3)	Based on transactions observed during the last day of the period.

3.B.   Capitalization and Indebtedness

Not applicable.

3.C.   Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk Factors

Our operations are subject to certain risk factors that may affect SQM's business financial condition or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but we currently believe are not significant may also affect our business operations. Our business, financial condition or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products, are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by current global economic conditions. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, including SQM, and its respective business strategies.

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, during the second half of 2013, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which has increased volatility in the price of fertilizers. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend since late 2003 through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During 2013, even though iodine demand reached record highs, demand growth softened, and supply increased, causing a decline in iodine prices. The average price of iodine seen by SQM was approximately US$50 per kilogram in 2013, approximately 6% less than average prices seen by the Company in 2012. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

In 2010, we observed demand recovery in the lithium market, which continued in 2011 and 2012. In 2013, we continued to see strong market growth, driven mostly by an increase in demand related to battery use. Nevertheless, demand growth was accompanied by an increase in supply from existing competitors. The average price of lithium carbonate in 2013 was US$5,400 per ton. We cannot assure you that this positive demand trend will continue in the future. We cannot assure you that lithium prices and sales volumes will not decline in the future.

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

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 115 countries around the world. In 2013, approximately 49% of our sales were made in emerging market countries: 17% in Central and South America (excluding Chile); 8% to Africa and the Middle East; 12% in Chile; and 12% in Asia and Oceania (excluding Japan). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase because of the global economic slowdown

In general, the global economic slowdown experienced during 2008 and 2009 had an impact on our inventories. Demand decreased during 2009 and, as a result, inventories increased significantly and continued to be high in 2013. Higher inventories carry a financial risk due to increased need for cash to fund working capital. Higher inventory levels could also imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high in 2014, or increase further, in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of the global economic slowdown on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safe guards, such as using credit insurance, letters of credits and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors

During 2013, supply of iodine and lithium carbonate increased due to new supply from existing competitors entering the market and increases in production from some of our current competitors, which affected prices for both products. Potential new production of iodine and lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

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

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various sources of energy (diesel, electricity, LNG, fuel oil and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute an important part of our cost of sales, approximately 16% in 2013. In addition, we may not be able to obtain energy at any price if supplies of our sources of energy are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in raw materials and energy prices to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2013, the Chilean peso exchange rate was Ch$524.61 per U.S. dollar, while as of December 31, 2012, the Chilean peso exchange rate was Ch$479.96 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 9% in 2013. As of March 17, 2014, the Observed Exchange Rate was Ch$570.35 per U.S. dollar.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2013, approximately 16% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists, and were validated in January 2014, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Non-metallic Geology.  Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235 that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). Our Salar de Atacama brine mining reserve estimates are prepared by our own geologists, and were validated by Álvaro Henríquez, a geologist with over 10 years of experience in hydrogeology, who is currently employed in SQM as Superintendent of Geology, and is a Competent Person (Persona Competente), as the term is defined under Chilean Law No. 20,235.. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

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

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of recent major earthquakes in Chile and other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid crystal display (“LCD”) screens. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 71% were represented by 25 labor unions as of December 31, 2013. As in previous years, during 2013 we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2013, we had concluded advanced negotiations with four labor unions, which represent 8.5% of our total unionized workers, signing new agreements with each for the next three years. We are in the process of negotiating collective labor contracts with the 21 remaining unions. We are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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

SQM employs its best efforts to ensure such compliance. For example, the second deadline for the registration of chemical substances under the European REACH regulations (Registration, Evaluation, Authorisation, and Restriction of Chemicals) expired in May 2013 and, prior to that, SQM managed to enroll 10 new substances that it can export to the European market with a tonnage limit equivalent to 100-1000 MT/year. The European Commission's Directorate General for Health and Consumers (DG Sanco) also issued, in July 2013, a statement on the presence of perchlorate in foods and, based on that, established provisional limits for their presence in the latter, including fruits and vegetables and indicating, at the same time, that the soil, water, and fertilizers are considered potential sources of perchlorate contamination in food. SQM fertilizers, currently marketed in the European market, contain less than 100 ppm of perchlorate. The industry is currently conducting studies of absorption in some target crops to demonstrate that the use of fertilizers, including those of SQM, allows compliance with the values set by DG Sanco. In turn, those provisional values could be ratified or modified by DG Sanco after issuing a risk assessment report which is currently being prepared by the European Food Safety Authority (EFSA ) and is expected to be available in September of this year.

In 2012, the Occupational Health and Safety Administration (“OSHA”) aligned its Hazard Communication Standard to comply with the Globally Harmonized System (“GHS”), which requires companies to review hazard information for all chemicals imported into the US, classify chemicals according to the new classification criteria, and update labels and safety data sheets by June 2015. We are already working on a program which aims to comply with the requirements of this new regulation in line with the stages and deadlines established by OSHA. The updating of the Safety Data Sheets (“SDS”) for all products sold in the US has been finished, and the update of labels is in progress and will be completed the first quarter of 2015.

We could be adversely affected by the negative outcome of pending proceedings against our Chairman of the Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings against Mr. Julio Ponce (in his capacity as chairman and “controller” of entities with direct or indirect share ownership interests in the Company (the “Cascading Companies”)) and other named defendants, including the son of the Company’s Chief Executive Officer, alleging violations of Chilean corporate and securities laws (the “Cascading Companies Proceedings”). SQM has been informed that Mr. Ponce, who is Chairman of the Board of the Company, and related persons, beneficially own 29.92% of SQM’s total shares. See Item 6.E. Share Ownership. On January 31, 2014, the SVS added a number of financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings.

The SVS alleges the existence of a scheme, involving the named defendants, whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies sold securities of various companies, including securities of the Company, at below-market prices to companies related to Mr. Ponce and to other named defendants, which companies, after a lapse of time, sold such securities, in most instances back to the Cascading Companies, at prices higher than those at which they were purchased. The SVS alleges violation by the defendants of a number of corporate and securities laws in furtherance of the alleged scheme.

In response to the Cascading Companies Proceedings, Mr. Ponce has filed a criminal complaint against the superintendent of the SVS alleging, among others things, malfeasance in public office and abuse of power against private citizens. The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed by and against various parties to the Cascading Companies Proceedings.

In addition, the Chilean IRS (Servicio de Impuestos Internos) announced it is currently investigating the nature and characteristics of the transactions alleged to have occurred in the Cascading Companies Proceedings in order to determine whether the individuals or companies involved violated Chilean tax laws or filed false returns with the purpose of evading taxes.

The allegations made in connection with the Cascading Companies Proceedings do not relate to any acts or omissions of the Company or of any of its directors, officers or employees in their capacities as such. If any such claim were made by the SVS or by any other claimant, including the Chilean IRS, it could have a material adverse effect on the Company. In addition, a final disposition of claims in connection with the current Cascading Companies Proceedings that is adverse to Mr. Ponce or other named defendants could have a material adverse effect on the Company’s market reputation and commercial dealings, even if no claim is asserted against the Company or any of its directors, officers or employees in their capacities as such.

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

Changes in mining or port concessions could affect our operating costs

We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar S.A. is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”). Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium extraction in the aggregate for all periods. More than halfway through the term of the lease agreement, we have extracted less than half of the total accumulated extraction limit of lithium. However, there can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement.

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

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 that “Establishes a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), establishing a royalty tax to be applied to mining activities developed in Chile.

As a result of the earthquake and tsunami in February 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was maintained at 20% effective for the 2013 calendar year.

On April 1, 2014, a new tax bill was sent to the Congress. The proposed bill aims to increase the general corporate tax to 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% in 2017. The tax bill also aims to change the manner in which the general corporate tax is applied: currently, such tax is applied on an imputated basis, whereby companies must pay a 20% tax on accrued profits and no further tax until those profits are distributed by the company. The bill proposes the gradual modification of this system, resulting in profits being taxed on an accrual basis as of 2017.

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

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines.  The most recent major earthquake in Chile occurred in April 2014, offshore, and had a magnitude of 8.2. This earthquake followed one in February 2010, which caused substantial damage to major areas of the country. A major earthquake or a volcano eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on our business, financial condition and results of operations.

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

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary's fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders' equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a passive foreign investment company, or PFIC, for 2013. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See Item 10.E. Taxation – United States Tax Considerations.

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

ITEM 4.   INFORMATION ON THE COMPANY

4.A.   History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000. Our US representative is SQM NA located at 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta GA 30339. The phone number is +1 (770) 916-9407.

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

To help finance the above projects, we accessed the international capital markets by issuing additional Series B ADSs on the New York Stock Exchange in 1995. In 1999 we issued additional Series A shares, which were also listed on the New York Stock Exchange as ADSs. Effective March 27, 2008, the Company voluntarily delisted its Series A ADS (“SQM-A”) from the New York Stock Exchange. In addition, on April 5, 2013, we filed a Form F-6 in order to issue 100 million additional Series B ADSs on the New York Stock Exchange, to be effective as of April 15, 2013.

During the period from 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization.

Since 2005, we have strengthened our leadership in our main businesses by increasing our capital expenditure program and making advantageous acquisitions and divestitures. During this period we acquired Kemira Emirates Fertiliser Company (Kefco) in Dubai and the iodine business of Royal DSM N.V. (DSM). We also sold (i) Fertilizantes Olmeca, our Mexican subsidiary, (ii) our butyllithium plant located in Houston, Texas and (iii) our stake in Impronta S.R.L., our Italian subsidiary. These sales allowed us to concentrate our efforts on our core products. In 2007, we completed the construction of a new prilling and granulating plant., and in 2008, we completed our lithium carbonate capacity expansion and began work on the engineering stage of a new potassium nitrate plant. In addition, in 2008 we entered into a joint venture with Migao Corporation (“Migao”) for the construction of a potassium nitrate plant with a production capacity of 40,000 metric tons per year, and we completed construction and began operations of our potassium nitrate plant as part of our joint venture with Migau in January 2011.

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

In 2013, we sold our royalty rights over the Antucoya mining project to Antofogasta Minerals for a sum of US$ 84 million. We also opened a trading office in Thailand.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the acquisition of new assets, construction of new facilities and renewal of plant and equipment, and performed with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures include investments aimed at sustaining, improving or increasing production levels, including acquisitions and investments in related companies.

Our capital expenditures for the years ended December 31, 2013, 2012 and 2011 were as follows:

(in millions of US dollars)	2013	2012	2011
Capital Expenditures	371.7	446.0	501.1

During 2011, we had total capital expenditures of US$501.1 million, primarily relating to:

•	increased production capacity of potassium-based products at the Salar de Atacama, with the continued construction and completion of potassium chloride and granulated potassium chloride facilities at the Salar de Atacama;

•	increased capacity and efficiencies at nitrate and iodine facilities;

•	optimization of our rail system; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2012, we had total capital expenditures of US$446.0 million, primarily relating to:

•	projects to increase capacity and efficiencies at nitrate and iodine facilities in the Tarapacá region;

•	continued investments related to increasing production capacity of potassium-based products at the Salar de Atacama, including several projects related to production of finished products; and

•	various projects designed to maintain production capacity, increase yields and reduce costs.

During 2013, we had total capital expenditures of US$371.7 million, primarily related to:

•	improvement of nitrate-based products at Coya Sur;

•	investment relating to increasing production capacity of potassium-based products at the Salar de Atacama;

•	ongoing investment relating to increasing production capacity and efficiency in our nitrate and iodine facilities;

•	optimization of our potassium chloride facility at the Salar de Atacama;

•	projects to increase the efficiency of our human resources and logistics departments; and

•	various projects designed to maintain production capacity, increase yields, and reduce costs.

The Board of Directors has approved a capital expenditures plan for 2014 of US$135 million in connection with investments to be made in Chile. The 2014 capital investment program is primarily focused on the maintenance of our production facilities. Our 2014 capital investment program will not require any external financing; however, we reserve the right to access capital markets in order to optimize our financial position.

4.B.   Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate, iodine and lithium chemicals. We produce specialty plant nutrients, iodine and iodine derivatives, lithium and lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salt). Our products are sold in more than 115 countries through our worldwide distribution network, with 88% of our sales in 2013 derived from countries outside Chile.

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

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals; and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in solar thermal energy plants as a means for energy storage.

For the year ended December 31, 2013, we had revenues of US$2,203.1 million, gross profit of US$721.5 million and profit attributable to controlling interests of US$467.1 million. Our world wide market capitalization as of December 31, 2013 was approximately US$6.8 billion.

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

Specialty Plant Nutrition: We produce four principal types of specialty plant nutrition products: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrition products are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application our products are marketed under the brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application), and Allganic™ (organic farming). Specialty plant nutrition has certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

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

Iodine and its derivatives: We believe that we are the world's leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, herbicides, electronics, pigments, and dye components.

Lithium and its derivatives: We are a leading producer of lithium carbonate and lithium hydroxide, products which are used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), primary aluminum smelting process, air conditioning chemicals, lubricating greases, continuous casting powder for steel extrusion, and pharmaceuticals among others. Lithium carbonate and lithium hydroxide are also basic lithium chemicals used to produce a wide range of lithium derivatives.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean, and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Industrial Chemicals: We produce and market four industrial chemicals: sodium nitrate, potassium nitrate, potassium chloride and boric acid. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate are used as a thermal storage medium in solar-based electricity generating plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, LCDs, glass and fiberglass. Potassium chloride is a basic chemical used to produce potassium hydroxide, and is also used as an additive in oil drilling as well as in food processing, among others.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulphate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2013, 2012 and 2011 according to our product lines:

	2013	2012	2011
Specialty Plant Nutrition	31%	28%	34%
Iodine and Derivatives	21%	24%	21%
Lithium and Derivatives	9%	9%	9%
Potassium	28%	25%	26%
Industrial Chemicals	7%	10%	7%
Other	4%	4%	4%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;
•	increase our production capacity of potassium-related fertilizers from the Salar de Atacama;
•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;
•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages; and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

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

Iodine and its derivatives

Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by adjusting our production capacity in line with market needs; (ii) encourage demand growth and develop new iodine derivatives, (iii) participate in iodine recycling projects; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively, and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its derivatives

Our strategy in our lithium business is to (i) maintain our leading position in the lithium industry as a producer and distributor of lithium carbonate and lithium hydroxide; (ii) encourage demand growth, (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively, and (v) supply a product with consistent quality according to the requirements of our customers.

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

Industrial Chemicals

Our strategy in our industrial chemical business is to (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications, (iii) become a long-term, reliable supplier for the thermal storage industry; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively, and (v) supply a product with consistent quality according to the requirements of our customers.

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

In addition we are actively conducting exploration operations in various properties we own for copper, gold and other metals deposits and we have already identified several areas in which we are conducting more targeted exploration. Fiel Rosita, a copper-gold deposit located close to the city of Vallenar, is our most advanced prospect. It is located in the same district as other deposits currently being exploited by other companies. We are updating the geological model using new 2013 drill data that will be used in updating the resource estimate prior to advancing a preliminary economic assessment to completion. Additional exploration will be undertaken to confirm the updated geological model and test extensions to the known mineralized areas. We may decide not to move forward with any potential metallic prospects discovered from our exploration operations.

In parallel to our exploration operations, we have entered into memoranda of understanding, option agreements and similar arrangements with third-party mining companies relating to metallic minerals.  In all these agreements, we retain the rights to non-metallic minerals such as nitrate, iodine, potassium, lithium and their respective derivatives

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 48% of global potassium nitrate sales by volume in 2013. This estimate does not include potassium nitrate we produced and sold locally in China, only net imports. During 2013, the potassium nitrate market remained stable, with global sales at 1 million MT. We also produce the following specialty plant nutrition products: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	are chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants; and
•	are more attractive to customers who prefer products of natural origin.

In 2013, our specialty plant nutrients sales were US$687.5 million, representing 31% of our total sales for that year and a 1.8% increase from US$675.3 million specialty plant nutrients sales in 2012. This increase was a result of higher demand for premium vegetables and fruits, caused by improved economic conditions, which has reinforced the consumption of specialty fertilizers.

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

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1.5% during the last 20 years (a pace equal with population growth). However, micro-irrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip-irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. Global microirrigation acreage is estimated at 10 million hectares, which represents approximately 3% of total worldwide irrigated area. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

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

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2013, 2012 and 2011.

	2013	2012	2011
Sales Volume (Th. MT)
Sodium nitrate	26.2	24.4	22.2
Potassium nitrate and sodium potassium nitrate	512.6	469.3	551.1
Blended and other specialty plant nutrients(1)	308.9	286.5	276.0
Total Revenues (in US$ millions)	687.5	675.3	721.7
(1)	Includes blended and other specialty plant nutrients. It also includes Yara’s products sold pursuant to our commercial agreement

Specialty Plant Nutrition: Marketing and Customers

In 2013, we sold our specialty plant nutrients in close to 90 countries. During the same year, sales of our specialty plant nutrients were as per the table below. No single customer represented more than 10% of our specialty plant nutrient sales during 2013, and we estimate that our 10 largest customers accounted in the aggregate for approximately 23% of sales during that period.

Sales Breakdown	2013	2012	2011
Central & South America	14%	18%	14%
North America	25%	27%	24%
Europe	16%	18%	26%
Chile	25%	19%	17%
Others	20%	18%	19%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrition products directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients products are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price. In 2013, we launched the global Speedfol™ Crop SP project in order to promote a range of crop-specific, predominantly potassium nitrate-based, locally-produced, water-soluble NPK formulations for foliar spray applications. The Speedfol™ Crop SP project has a duration of five years and targets a variety of crops such as cereals grains, citrus, mango, cotton, soybean and coffee, in countries such as Brazil, China, India, Mexico, South Africa and the Unites States of America. Scientifically proven benefits of Speedfol™ Crop SP applications include increased yields, better quality (e.g. larger-sized fruits) and reduced crop losses (e.g. less premature fruit drop, less lodging incidence in cereals).

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrient products.

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

In May 2008, we signed a commitment letter for a joint venture with Migao for the production and distribution of specialty plant nutrients in China. In 2009, we signed a shareholders agreement in connection with this joint venture. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and offers us an increased our presence in China,

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble fertilizers (NPK grades). This new facility required a total investment of approximately US$2.6 million and began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrients, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture. In September 2010, SQM Vitas implemented a new phosphate line that will allow the production of two of the main water soluble phosphorus products in the world: mono ammonium phosphate and urea phosphate.

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

The market for potassium nitrate in China is 350,000-400,000 MT, of which approximately 150,000 is related to the tobacco industry and 40,000-50,000 is related to the horticulture business. Our market share in agricultural potassium nitrate products in China is approximately 80% for water-soluble fertilizers and we expect to increase our market share for water-soluble NPK blends.

During 2013 we changed our development strategy for the Chinese water-soluble fertilizer segment. In particular, we revised our marketing and distribution strategy through our subsidiary SQM (Beijing) and in connection with the SQM-Migao joint venture, located in Qingdao of Shandong Province. Pursuant to this new strategy, our water-soluble fertilizer products produced by the SQM-Migao joint venture will be sold through SQM (Beijing), and the marketing team of the SQM-Migao joint venture will be integrated into SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water-soluble fertilizers and extend our technologies for applications in order to increase popularity and expand the use of these products.

On March 8, 2013, SQM VITAS acquired the Controlled Release Fertilizer (CRF) Technology and Plantacote® business and brand name from AGLUKON. Plantacote® is highly efficient in nutrient utilization and is environmentally friendly due to prevention of leaching, volatilization and fixation of nutrients in the soils as well as the degradation of the coating by microorganisms after complete nutrient release. The unique coating technology and quality standards make Plantacote® very reliable for growing high-quality plants. This new global facility will produce both premium and standard CRFs under the Plantacote® brand name in order to supply worldwide customers that are active in horticulture, agriculture, turf, growing media and consumer markets. Due to this acquisition, SQM VITAS will be able to further expand its current product portfolio of specialty plant nutrition solutions for the benefit of its customers.

In 2009, SQM VITAS and Quimigra S.A, part of the Roullier Group, a French multinational group involved in plant, animal and human nutrition, entered into a joint venture for the construction and development of a new production facility in Port Cádiz, Spain, of nutritional solutions with high-added value to be destined for local demand. On June 12, 2013, the facilities were completed and began operating. The new facility has a production capacity of 15,000 MT per year. The production is focused on nutritional solutions with high added value destined to meet local demand for both, the Roullier Group and SQM, and to market to the agricultural sector in nearby countries.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrition products in Chile through Soquimich Comercial S.A., either as a standalone product or in blends with other imported products, in particular triple super phosphate (TSP) and diammonium phosphate (DAP).

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

Soquimich Comercial S.A.’s sales of fertilizers represented approximately 30% of total fertilizer sales in Chile during 2013. Soquimich Comercial S.A.’s consolidated revenues were approximately US$230 million and US$256 million in 2013 and 2012, respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 33% of total world sales during 2013 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 48% of global potassium nitrate sales by volume for the period.

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

Iodine and its derivatives

We believe we are the world’s largest producer of iodine. In 2013, our revenues from iodine and iodine derivatives amounted to US$461.0 million, representing 21% of our total revenues in that year. We estimate that our sales accounted for approximately 28% of world iodine sales by volume in 2013.

Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCDs, chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders. We have seen consistent growth in the iodine market over the last ten years, with the exception of 2009 which that was affected by the global financial crisis, with demand being led by uses related to X-ray contrast media and pharmaceuticals. During 2013, iodine demand only saw a moderate increase compared to 2012 as a consequence of high prices and stock optimization. We estimate that the global market size in 2013 was 31 thousand metric tons, with close to 60% of supply coming from Chilean producers, including us. Increased supply entered the market in 2012 and 2013.

Iodine: Our Products:

We produce iodine, and through a joint venture with Ajay Chemicals Inc., (“Ajay”), a U.S.-based Company, we produce organic and inorganic iodine derivatives. Ajay-SQM Group (“ASG”), established in the mid-1990s, has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

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

The following table shows our total sales and revenues from iodine and iodine derivatives for 2013, 2012 and 2011:

	2013	2012	2011
Sales Volume (Th. MT)
Iodine and derivatives	9.3	11.0	12.2
Revenues (in US$ millions)	461.0	578.1	454.5

Our sales revenues decreased from US$578.1 million in 2012 to US$461.0 million in 2013. This decrease was primarily attributable to slower demand growth than seen in previous years, and supply outpacing demand.

Iodine: Marketing and Customers

In 2013, we sold our iodine products to approximately 300 customers in over 70 countries and most of our sales were exports: 37% was sold to customers in Europe, the Middle East and Africa, 36% to customers in North America, 11% to customers in Central and South America and 16% to customers in Asia and other regions. No single customer accounted for more than 13% of our iodine sales in 2013, and we estimate that our 10 largest customers accounted in the aggregate for approximately 50% of sales.

The following table shows the geographical breakdown of our sales for 2013, 2012, and 2011.

Sales Breakdown	2013	2012	2011
Europe, Middle East & Africa	37%	31%	36%
North America	36%	36%	32%
Central & South America	11%	3%	3%
Others	16%	30%	29%

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

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Turkmenistan, Azerbaijan, Indonesia, Russia and China.

Iodine production in Chile starts from a unique mineral ore known as caliche ore, whereas in Japan, the United States, Turkmenistan, Azerbaijan, Indonesia, and Russia producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies (SQM; Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family De Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; SCM Bullmine; and Sirocco Mining Inc., a Canadian company previously known as Atacama Minerals) accounted for approximately 56% of global iodine sales in 2013 (28% by SQM and 28% by the other five Chilean producers).

We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2013, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for 5% of world iodine sales in 2013.

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

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. As a result of new supply from other Chilean producers, our annual average iodine sales prices decreased to US$ 50 per kilogram in 2013.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine ore available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices. We believe that some substitution has taken place during 2012 and 2013.

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

Lithium and its derivatives

We believe we are the leading producer of lithium carbonate and one of the world’s largest producers of lithium hydroxide. In 2013, our revenues from lithium sales amounted to US$196.5 million, representing 9% of our total revenues. We estimate that our sales accounted for approximately 27% of the sale of global lithium chemicals sales in volume.

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

During 2013, lithium chemicals demand increased 4% reaching 130 thousand metric tons, with close to 50% supplied by Chilean producers.

Lithium: Our Products

We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales and revenues from lithium carbonate and its derivatives for 2013, 2012 and 2011:

	2013	2012	2011
Sales Volume (Th. MT)
Lithium and derivatives	36.1	45.7	40.7
Revenues (in US$ millions)	196.5	222.2	183.4

Our revenues in 2013 were US$196.5 million, a 13% decrease from US$222.2 million in 2012, due to lower sales volumes resulting from an increase in supply in 2013.

Lithium: Marketing and Customers

In 2013, we sold our lithium products to over 300 customers in approximately 50 countries. No single customer accounted for more than 10% of our lithium sales in 2013, and we estimate that our 10 largest customers accounted in aggregate for approximately 50% of sales.

The following table shows the geographical breakdown of our sales for 2013, 2012 and 2011.

Sales Breakdown	2013	2012	2011
Europe, Middle East & Africa	30%	24%	28%
North America	13%	10%	10%
Asia & Oceania and others	57%	66%	62%

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

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Rockwood Lithium (“Rockwood”), a subsidiary of Rockwood Specialties Group Inc., and FMC Corporation (“FMC”). In addition, a number of Chinese producers together accounted for approximately 40% of the world market in 2013, in volume. Rockwood produces lithium carbonate at its operations in Chile, through Sociedad Chilena del Litio Limitada, and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

We believe that lithium production will increase in the near future. A number of new projects to develop lithium deposits have been announced recently, some of them are already under advanced development and others could materialize in the medium-term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2013, our potassium chloride and potassium sulfate revenues amounted to US$606.3 million, representing 28% of our total revenues and a 0.2% increase compared to 2012. We are currently completing projects in the Salar de Atacama, which will enable us to increase production and sales of potassium-based products.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride to accumulate to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;

•	increased production of proteins;

•	increased photosynthesis;

•	intensified transport and storage of assimilates;

•	prolonged and more intense assimilation period;

•	improved water efficiency;

•	regulated opening and closure of stomata; and

•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers and, in particular, potassium chloride, as efforts are being made to maximize crop yields and use resources more efficiently. For the last 10 years, the compound annual growth for the global potassium chloride market was approximately 1.6%.

According to most recent studies prepared by the International Fertilizer Industry Association in 2010-2010/11, cereals received 10.3 MT K2O, (i.e., 37.4% of world K consumption, with a low contribution of wheat (6.2%) compared to rice (12.6%) and maize (14.9%)). In contrast, oilseeds represented 19.8% of the total (5.4 MT K2O), with more than four fifths being applied to soybean (9.0%) and oil palm (7.2%) together. K fertilizer use on fibre crops and roots and tubers was modest (2.8 and 3.8%, respectively) compared to sugar crops (7.7%) and fruits and vegetables (16.6%). The remaining 11.8% were applied to other crops.

Demand in the potassium chloride market increased in 2013. We estimate that demand reached the level of 54 million MT for potassium chloride during 2013, an increase of approximately 6% as compared to 2012. After unfavorable farming conditions in several countries during 2012, production had to increase in order to meet demand (in a year with historical low inventory levels). We expect the potassium chloride market maintain its growth trend to up to 57 million MT during 2014.

Average prices in the potassium market decreased significantly during 2013 due to unusual events. Uralkali, a leading company in the potash market, abandoned the business arrangement that it held with BPC and generated market uncertainty which affected the commodity’s price levels. In the last quarter of 2013 the market saw major industry contracts close at significantly lower prices than previous years. We believe these price pressures will have an impact on our potassium revenues in the near term.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer three grades: standard, compacted and soluble.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2013, 2012 and 2011.

	2013	2012	2011
Sales Volume (Th. MT)
Potassium Chloride & Potassium Sulfate	1,434.9	1,209.5	1,103.4
Revenues (in US$ millions)	606.3	605.1	555.7

Potassium: Marketing and Customers

In 2013, we sold potassium chloride and potassium sulfate in approximately 70 countries. No single customer accounted for more than 20% of our sales of potassium chloride and potassium sulfate in 2013, and we estimate that our 10 largest customers accounted in the aggregate for approximately 53% of such sales.

The following table shows the geographical breakdown of our sales for 2013, 2012, and 2011.

Sales Breakdown	2013	2012	2011
Chile	4%	5%	8%
Central & South America	41%	42%	32%
Africa & the Middle East	14%	11%	15%
North America	15%	15%	11%
Others	26%	27%	34%

Potassium: Competition

The prices in the potassium chloride market declined during the second half of 2013 as a result of the unexpected announcement made by the Russian company, Uralkali, on July 30, 2013, that it was terminating its participation in BPC. As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. We believe that world market demand is the most important indicator when assessing pricing and the overall future of the potash market. We remain confident that total potash demand levels in 2014 will surpass levels recorded during 2013, which could lead to a positive change in the prices.

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2013. Our main competitors are Uralkali, PCS, Belaruskali and Mosaic. We believe that in 2013 the leading producer in the market was Uralkali Group, which accounted for approximately 18% of global sales. PCS and Mosaic, accounted each 15% and 14% respectively, and Belaruskali, who accounted for approximately 13% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We believe that these three producers account for approximately 40% of the world production of potassium sulfate.

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

In addition to producing industrial nitrates, we produce and market other industrial chemicals such as boric acid, a by-product of the production of potassium sulfate, and industrial-grade potassium chloride, both of which are sold into industrial markets in crystalline form.

In 2013, our revenues from industrial chemicals were US$245.2 million, representing approximately 7% of our total revenues for that year.

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

Potassium chloride is a basic chemical used to produce potassium hydroxide, and is used as an additive in oil drilling as well as in food processing, among others.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2013, 2012 and 2011:

	2013	2012	2011
Sales Volume (Th. MT)
Industrial nitrates	173.5	277.7	181.2
Boric Acid	2.0	1.8	2.4
Revenues (in US$ millions)	154.0	245.2	139.5

Sales of industrial chemicals decreased from US$245.2 million in 2012 to US$154.0 million in 2013 primarily as a result of a decrease in sales volumes of solar salts products due to new alternative energy projects that utilize industrial grade sodium and potassium nitrate solar thermal energy.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in over 50 countries in 2013, with 47% percent of our sales of industrial chemicals to customers in North America, 35% to customers in Europe, the Middle East and Africa, 12% to customers in Central and South America and 6% to customers in other regions. No single customer accounted for more than 22% of our sales of industrial chemicals in 2012, and we estimate that our 10 largest customers accounted in the aggregate for approximately 59% of such sales.

The following table shows the geographical breakdown of our sales for 2013, 2012, and 2011.

Sales Breakdown	2013	2012	2011
Europe, Middle East & Africa	35%	37%	52%
North America	47%	49%	26%
Central & South America	12%	7%	17%
Others	6%	7%	5%

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

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented close to 50% of world demand in 2013 (excluding China and India internal demand, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrates business is Haifa; which we estimate had a 23% of the market share. We estimate that our market share was approximately 28% for 2013.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the potassium chloride and boric acid markets, we are a relatively small producer mainly supplying regional needs.

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

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2013, we operated three mines in this region: Pedro de Valdivia, El Toco (mining site of Maria Elena production facilities) and Nueva Victoria. In December 2013, mining operations at El Toco were temporarily suspended in an effort to optimize our production facilties with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from one meter to five meters, and with the overburden varying in thickness between zero and two meters.

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

At the Pedro de Valdivia facility, the ore is crushed and leached to produce concentrated solutions containing the nitrate and iodine. The crushing of the ore produces a coarse fraction that is leached in a vat system and a fine fraction that is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids containing nitrate and iodine are sent to be processed. In Nueva Victoria and El Toco, the run of mine ore is loaded in heaps and leached with water to produce concentrated solutions.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine and iodine derivatives.

Sodium Nitrate

During 2013, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility using the Guggenheim method, which was originally patented in 1921, and is based on a closed-circuit method of leaching vats. This process uses heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution is then cooled, producing sodium nitrate crystals, which can then be separated from the brine using basket centrifuges. After the crystallization process, the brine is pumped to the iodine facilities, where the iodide is separated in a solvent extraction plant. The brine is returned to the vat leaching process. The fine fraction of caliche’s crushing process is leached at ambient temperature with water, producing a weak solution that is pumped to the iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena.

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

Potassium nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brine leached with the fine fraction process at Pedro de Valdivia and the brines produced by heap leaching process in Maria Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts are added and where a chemical reaction begins and produces brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

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

Our current potassium nitrate production capacity at Coya Sur is approximately 950,000 metric tons per year. A new potassium nitrate plant began operations in 2011. During 2013, we produced approximately 247,000 tons of potassium nitrate at this plant. This new plant was designed to use raw material salts harvested in Nueva Victoria and potassium salts from the Salar de Atacama.

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

Iodine and iodine derivatives

We produce iodine at our Pedro de Valdivia, Maria Elena and Nueva Victoria facilities. During 2013, iodine was produced by extracting it from the solutions resulting from the heap leaching of caliche ore at María Elena and Nueva Victoria, including the Iris facility as part of the Nueva Victoria facility, and from the vat leaching of caliche ore at the Pedro de Valdivia facilities. Production of iodine at the Iris plant was stopped during October 2013.

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

Our total iodine production in 2013 was approximately 10,757 metric tons: approximately 6,119 metric tons from Nueva Victoria and Iris, 3,165 metric tons from Pedro de Valdivia, and 1,474 metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 12,500 metric tons per year.

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

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to a lease agreement with Corfo, which expires in 2030. The lease agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium extraction in the aggregate for all periods.

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

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation.  After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transferred for approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity will depend on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama. We expect to finish expansion capacity of compacted potassium chloride to 1.4 million metric tons per year during 2014.

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

Potassium sulfate and boric acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment. Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year from which aprox. 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulphate process. This capacity is part of the total plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate sulfate concentration areas found in the salar.

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

We have several electricity supply agreements signed with major producers in Chile which are expected to cover our electricity needs until 2030. We are connected to the northern power grid in Chile, which currently supplies electricity to most cities and Industrial facilities in northern Chile, since April 2000.

In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A. (a subsidiary of E-CL) for a maximum of 5,160,000 MMBtu per year, considering an average of consumption of 3,120,000 MMBtu per year. This gas supply was considered sufficient at the time to satisfy the requirements for the facilities that are connected to a natural gas supply. However, beginning in 2004, the Argentinean government imposed restrictions on the supply of natural gas to Chile and, in 2011; the supply came to a complete stop. In 2010, Chile began to import liquefied natural gas. We signed a new contract in 2013 for liquefied natural gas with Solgas, which is in effect from 2013 to 2014.

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

Under Law No. 16,319 that created the CCHEN (Chilean Nuclear Energy Commission), we have an agreement with the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama. The agreement sets quotas for the tonnage of lithium authorized to be sold.

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

In 2005, the Chilean Congress approved the Royalty Law, which established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased. In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20%. The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, certain changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the SERNAGEOMIN, the Labor Board or the SNA, inspect the site and prescribe the measures such company must take to prevent future risks. Work may not be resumed until said company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

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

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”). The new law relates to corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law establishes the concept of an independent director for certain corporations, including SQM. Such director has a preferential right to be a member of the Directors’ Committee, a position which, in turn, grants the director further powers. The new independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company, but he or she must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also refines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

On January 26, 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Assessment Service and the Environmental Enforcement Superintendence (Superintendencia del Medioambiente or “Environmental Enforcement Superintendence”). These changes introduced important amendments to environmental regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements environmental policies relating to environmental conservation, sustainable growth and the protection of Chile’s renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as recovery and decontamination plans. The Environmental Assessment Service pursues procedures of the Environmental Impact Assessment System, pursuant to which projects are environmentally approved or rejected. In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Environmental Enforcement Superintendence is an independent agency which oversees and coordinates with other governmental agencies in charge of supervision of suspended projects and projects requiring environmental approval. Likewise, it will receive, investigate and rule on complaints concerning the infringement of environmental regulations and will sanction violators, deliver injunction orders and levy relevant fines. The Environmental Enforcement Superintendence had its powers suspended until the First Environmental Court was installed in Santiago on December 28, 2012.

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

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health, and environmental protection. In Chile, the main regulations on these matters that are applicable to SQM are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Safety Act 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, and the environmental framework law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

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

The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Assessment Service, and the Environmental Enforcement Superintendence. The Environmental Enforcement Superintendence began operations on December 28, 2012. The new and modified Environmental Law replaced the CONAMA with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues and the Environmental Assessment Service. Under the new Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. With the above mentioned modifications to the Environmental Law, the Environmental Assessment Service, together with other public institutions with mandates related to the environment, evaluates environmental impact studies or statements submitted for its approval. The Environmental Enforcement Superintendence is responsible for auditing environmental performance during the construction, operation, and closure of the projects. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities during the environmental evaluation process. Annually, the Environmental Enforcement Superintendence audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

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

International Regulations

In May 2013, the second deadline for registration of chemicals under European regulation  REACH (Regulation, Evaluation, Authorisation and Restriction of Chemical Substances) expired. SQM registered 10 substances imported to the European market in the tonnage threshold of 100-1000 MT/year.

In July 2013, the Health and Consumers Directorate-General of the European Commission (“DG Sanco”) released a statement about the presence of perchlorate in food, setting provisional maximum levels  in all foods, including fruits and vegetables, and indicating  that fertilizers, in addition to soil and water,  are considered to be potential sources of perchlorate contamination in food.  The provisional values could be kept or changed by DG Sanco after the release of a risk assessment report  which is currently being developed by the European Food Safety Authority (“EFSA”), and which is expected to be ready on September 2014.  SQM fertilizers marketed in the European market contain less than 0,01% of perchlorate, and uptake studies in targeted crops are being performed by the industry to demonstrate compliance with the above referred provisional values.

In 2012, the Occupational Health and Safety Administration (“OSHA”) aligned its Hazard Communication Standard to comply with the Globally Harmonized System (“GHS”), which requires companies to review hazard information for all chemicals imported into the US, classify chemicals according to the new classification criteria, and update labels and safety data sheets by June 2015. We are already working on a program which aims to comply with the requirements of this new regulation in line with the stages and deadlines established by OSHA. The updating of the Safety Data Sheets (“SDS”) for all products  sold in the US has been finished, and the update of labels is in progress and will be completed the first quarter of 2015.

Research and development, patents and licenses

See Item 5.C. Research and Development, Patents and Licenses, etc.

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2013. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)

SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%

SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%

Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%

Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%

Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%

Sales and distribution subsidiaries in the United States, Belgium, Brazil, Ecuador, Peru, Argentina, Mexico, South Africa, Spain, China, Thailand and other locations.	Market SQM’s products throughout the world	Various

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

Description of the Caliche Ore Mines

As of December 31, 2013, we held constituted exploitation rights to mineral resources representing approximately 551,418 hectares. In addition, as of December 31, 2013, we held exploration rights to mineral resources representing approximately 21,600 hectares, and we have applied for additional exploration rights for approximately 500 hectares. Currently, Pedro de Valdivia, María Elena and Nueva Victoria are being exploited.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. These facilities have been in operation since 1931 and were previously owned and operated by Anglo Lautaro. The areas currently being mined are located approximately 17 kilometers southeast and approximately 20 kilometers west of the Pedro de Valdivia production facilities. Our mining facilities at Pedro de Valdivia have a Weighted average age of approximately 10.1 years. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

María Elena

The mining operations using heap leaching were temporarily suspended in October 2013. The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity, natural gas, and fuel oil are the primary sources of power. The Weighted average age of the Company's mining facilities at María Elena is approximately 13.5 years.

Pampa Blanca

We operated mining facilities in Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, until operations were suspended in March 2010. Ore from the Pampa Blanca mine was transported by truck to nearby heap leaching pads where it is used to produce iodine and nitrate salts. The Weighted average age of the ore recovery facilities at Pampa Blanca is approximately 14.8 years. Electricity, produced by mobile diesel generators was the primary source of power.

Nueva Victoria

We currently conduct caliche ore operations in Nueva Victoria, which is located 180 kilometers north of María Elena and is accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. Ore from Nueva Victoria is transported by truck to heap leaching pads where it is then used to produce iodine is produced in Nueva Victoria and the Iris plants. Electricity is the primary source of power. The Weighted average age of the ore recovery facilities at Nueva Victoria is approximately 7.2 years.

Description of the Salar de Atacama Brines

Salar de Atacama Brines

As of December 31, 2013, SQM Salar S.A. held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar S.A. is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A. (the “Lease Agreement”). Corfo may not unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar S.A. is responsible for the maintenance of Corfo’s exploitation rights and for annual payments to the Chilean government, and it expires on December 31, 2030. Furthermore, the same lease Agreement permits the CCHEN to establish a total accumulated extraction limit set at 180,100 tons of lithium extraction in the aggregate for all periods. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines. SQM Salar S.A. holds an additional 297,688 hectares of constituted exploitation rights in the Salar de Atacama.

In addition, as of December 31, 2013, we held constituted exploration rights covering approximately 70,100 hectares, and we had applied for additional exploration rights covering approximately 55,800 hectares. Exploration rights are valid for a period of two years, after which we can (i) request an exploitation concession for the land, (ii) request an extension of the exploration rights for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area), or (iii) cease exploration of the zone covered by the rights. The weighted average age of the assets of our mining facilities at the Salar de Atacama is approximately 6.8 years. Solar energy is the primary source of power used by the Salar de Atacama operation.

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

Concessions for the Caliche Ore Mines and Salar Brines

As of December 31, 2013, approximately 93% of our total mining concessions were held pursuant to exploitation concessions and 7% pursuant to exploration concessions. Of the exploitation concessions, approximately 88% already have been granted pursuant to applicable Chilean law, and approximately 12% are in the process of being granted. Of the exploration concessions, approximately 70% already have been granted pursuant to applicable Chilean law, and approximately 30% are in the process of being granted.

We made payments to the Chilean government for our exploration and exploitation concessions of approximately US$9.7 million in 2013.

The following table shows our constituted exploitation and exploration concessions as of December 31, 2013:

	Exploitation concessions		Exploration concessions		Total
Mines	Total number	Hectares	Total number	Hectares	Total number	Hectares
Pedro de Valdivia	565	144,737	16	4,500	581	149,237
Maria Elena-EI Toco	647	190,352	42	10,600	689	200,952
Pampa Blanca	469	137,662	21	5,900	490	143,562
Nueva Victoria	306	78,667	1	600	307	79,267
Subtotal Caliche Ore Mines	1,987	551,418	80	21,600	2,067	573,018
Salar de Atacama(1)	1,025	444,808	112	70,100	1,137	514,908
Subtotal Mines	3,012	996,226	192	91,700	3,204	1,087,926
Subtotal other Areas	7,931	1,763,668	251	62,800	8,182	1,826,468
Total	10,943	2,759,894	443	154,500	11,386	2,914,394

(1)	See Description of Salar Brines, Item 4.D.

Extraction yields

The following table shows certain operating data relating to each of our mines for 2013, 2012 and 2011:

(in thousands, unless otherwise stated)	2013	2012	2011
Pedro de Valdivia
Metric tons of ore mined	11,571	12,027	12,151
Average grade nitrate (% by weight)	7.5	7.3	7.2
Iodine (parts per million (ppm))	415	406	417
Metric tons of crystallized nitrate produced	445	466	454
Metric tons of iodine produced	3.2	3.2	3.1

Maria Elena(1)
Metric tons of ore mined	5,870	6,787	6,787
Average grade nitrate (% by weight)	6.6	6.2	6.2
Iodine (ppm)	484	454	454
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	1.5	1.7	1.7

Coya Sur(2)
Metric tons of crystallized nitrate produced	441	491	395

Pampa Blanca(1)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria(1)
Metric tons of ore mined	23,515	23,937	18,418
Iodine (ppm)	462	465	457
Metric tons of iodine produced	6.1	6.0	5.2

Salar de Atacama (3)
Metric tons of lithium carbonate produced	33	41	38
Metric tons of potassium chloride and potassium sulfate produced	1,908	1,977	1,448

(1)	Operations at the El Toco and Pampa Blanca mines were temporarily suspended in November 2013 and March 2010 respectively. Operations at the Iris Iodine Plant were temporarily suspended in October 2013.

(2)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and fines from Pedro de Valdivia, nitrates from pile treatment at Nueva Victoria and net production from NPT, or technical (grade) potassium nitrate, plants.

(3)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen.

Reserves

Reserves for the Caliche Ore Deposits

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on engineering evaluations of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to five meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill-hole sampling.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by evaluating polygons and have an uncertainty or margin of error greater than that of proven reserves. However, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.

Probable reserves are the economically mineable part of an "Indicated Mineral Resource" and, in some circumstances, a "Measured Mineral Resource." An indicated mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. A measured mineral resource is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

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

The estimates of proven reserves of caliche ore at each of our mines as of December 31, 2013 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (6) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (5)
Pedro de Valdivia	194.4	7.1%	369	Nitrate 6.0%
María Elena	134.1	7.2%	416	Nitrate 6.0% - Iodine 300 ppm
Pampa Blanca	71.4	5.6%	544	Iodine 300 ppm
Nueva Victoria	336.7	5.7%	442	Iodine 300 ppm – Nitrate 6.0%

In addition, the updated estimates of our probable reserves of caliche ore at each of our principal mines as of December 31, 2013, are as follows:

Mine	Probable Reserves (1) (2) (7) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (5)
Pedro de Valdivia (3)	118.7	6.9%	444	Nitrate 6.0%
María Elena	98.0	7.3%	380	Nitrate 6.0%
Pampa Blanca	447.8	5.8%	538	Iodine 300 ppm
Nueva Victoria	59.1	7.6%	362	Nitrate 6.5%

Notes on Reserves:

(1)	The proven and probable reserves set forth in the tables above are shown before losses related to exploitation and mineral treatment. Proven and probable reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

(3)	The increase in probable reserves of Pedro de Valdivia, from 78.5 MMTons to 118.7 MMTons is the product of a recognition program in unexplored areas of Lynch.

(4)	Information set forth in the table above was validated in January 2014, by Mrs. Marta Aguilera, a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager Exploration and Mining Development. Mrs. Aguilera is a Competent Person (“Persona Competente”), as that term is defined under Chilean Law Number 20,235.

(5)	The cutoff grades referring to the Proven and Probable reserves are variable due to the fact that the various mines have different areas which in turn demonstrate variable cutoff grades, according to required objectives. The assigned values correspond to averages of the different sectors.

(6)	The Proven reserves include the projection of indicated and measured resources and the measured mineral resources (bonanza - 3d). The Proven reserves may change as a result of the exploitation method, producing differences between the reserves calculated in the mining plan and the material placed in vats or heaps. The average exploitation factor for different mining operations is around 80%, allowing, with this factor, to project these reserves to a Proven Exploitable category.

(7)	To increase and ensure the quality of the probable reserve, an average geological factor greater than 60% is considered allowing projecting this reserve to a minable category.

The proven and probable reserves shown above are the result of exploration and evaluation of approximately 19.4% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.6% of this area has not been explored yet or has had limited reconnaissance to determine hypothetical resources. Reserves shown in these tables are calculated based on mining properties that are not involved in any legal disputes between SQM and other parties.

The subject of the dilution factors is as follows:

•	The Proven reserves consist of: Measured Mineral resources (bonanza or 3d) and the projection of indicated resources to measured resources (a projection factor is applied here which, on the average, reaches 0.7). In turn, the measured mineral resources are indicated entirely without any correction factor.
•	The Probable reserves are comprised of Inferred resources; these become Probable reserves without any correction factor or projection.
•	In the Exploitable Proven Reserves category, we apply an average dilution factor of 0.8 - 0.9 to our proven reserves.
•	For Probable reserves, the projection factor is reduced to an average of 0.6 - 0.7.

The dilution factor applied to the measured resources averages 10 - 12%, in order to project them to exploitable, in the case of iodine at Nueva Victoria, while for Pampa Blanca and Maria Elena, it averages 20%. For Pedro de Vadivia, the dilution factor averages 25% (Lynch 20% - Manchas Antiguas 30%). This factor increases in the measure that we change the resources category. For example, the factor to project NV’s indicated resources to measured resources considers a 10% dilution, while to project Lynch’s indicated resources to measured resources, the dilution increases to 30%.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena and Pampa Blanca and at other sites for which we have the appropriate concessions. In 2013, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 7,143 hectares. Additionally, we conducted general explorations based on a closer grid pattern of drill-holes over a total area of approximately 3,920 hectares and, in addition, carried out in-depth sampling of approximately 1,239 hectares (1,113 hectares at Pedro de Valdivia,126 hectares at Nueva Victoria). There is no exploration and development program in 2014.

Caliche ore is the key raw material used in the production of iodine, speciality plant nutrition, and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2013		2012		2011
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and derivatives	56%	US$50/kg	63%	US$53/kg	58%	US$34/kg
Specialty Plant Nutrition	22%	US$811/ton	32%	US$866/ton	32%	US$850/ton
Industrial Chemicals	28%	US$877/ton	34%	US$877/ton	40%	US$745/ton

Reserves for the Salar de Atacama Brines

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have explotation concessions of approximately 819.2 square kilometers where we have carried out geological exploration, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2013 based on economic restrictions, geological exploration, brine sampling and geostatistical analysis up to a depth of 100 meters of our total explotation concessions, and additionally, up to a depth of 500 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	52.8	18.6	71.4
Sulfate (SO4-2) (3)	31.0	10.3	41.3
Lithium (Li+) (4)	3.0	3.1	6.1
Boron (B3+) (5)	0.9	0.3	1.2

Notes on Reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition, and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

A cutoff grade of 1% K is used in the calculation considering MOP-S as the low margin scenario and using diluted brine with higher contaminants as raw material, yielding on the lower side of approx. 47% recovery. In this scenario cost for MOP production is competitive considering actual and recent years historic market situation.

Cutoff for lithium Extraction is set to 0,05% Li. Cost of the process is competitive in the market though small increase from actual cost is considered to accommodate more evaporation area (to reach required Li concentration) and the use of additives to maintain brine quality feeding the plant.

The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. To evaluate reserves, we conduct a geostatistical study using the Kriging Method in 2 and 3D. We calculate the volume of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions. Proven reserves are defined as those geographical blocks that comply with a Kriging method estimation error of up to 15%. In the case of probable reserves, the selected blocks must comply with an estimation error between 15% and 35%. Blocks with an error greater than 35% are not considered in the evaluation of reserves and remain as an indicated resource until further exploration is performed . This procedure is used to estimate potential restrictions on production yields and the economic feasibility of producing such commercial products, as potassium chloride, potassium sulfate, lithium carbonate and boric acid, is determined on the basis of the evaluation.

Salar brines are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

58

	2013		2012		2011
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Choride and Potassium Sulfate	27%	US$423/ton	41%	US$500/ton	39%	US$497/ton
Lithium and derivatives	49%	US$5,444/ton	50%	US$4,863/ton	46%	US$4,427/ton

Ports and water rights

We operate port facilities at Tocopilla in northern Chile for shipment of products and delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized, and annual concession fees are paid by us. We also hold water rights for the supply of water from rivers and wells near our production facilities sufficient to meet our current operational requirements.

PRODUCTION FACILITIES

Our principal production facilities are located near our mines and extraction facilities in northern Chile. The following table shows the principal production facilities as of December 31, 2013:

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

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe that they are suitable and adequate for the business we conduct in them. As of December 31, 2013, the approximate gross book value of the property and associated plant and equipment at our locations was as follows: Pedro de Valdivia (US$118.5 million), María Elena (US$143.2 million), Coya Sur (US$339.5 million), Pampa Blanca (US$16.5 million), Nueva Victoria (US$316.9 million), Salar de Atacama (US$786.4 million), Salar del Carmen (US$212.4 million) and Tocopilla (US$89.7 million).

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

The approximate Weighted average age of our production facilities as of December 31, 2013 was as follows: Pedro de Valdivia (10.1 years), María Elena (13.5 years), Coya Sur (3.5 years), Nueva Victoria (7.2 years), Salar de Atacama (6.8 years), and Salar del Carmen (9.6 years). Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives and rolling stock have been replaced and refurbished as needed. The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time. The Weighted average age of the Tocopilla port facilities is approximately 11.1 years. We consider the condition of our principal plant and equipment to be good.

The map below shows the location of SQM’s principal mining operations and land concessions that have been granted and those that are in the process of being granted.

N
S
E
W
XV Region
I Region
II Region
ARICA
IQUIQUE
TOCOPILLA
CALAMA
ANTOFAGASTA
TALTAL
Nueva Victoria
Salar de Carcote
Maria Elena
Coya Sur
Pedro de Valdivia
Pampa Blanca
Salar del Carmen
SALAR DE ATACAMA
Republic of Chile
Chilean Antartic Territory
South Pole
100 kilometers
SQM Facilities - Mines
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITY AND TOWNS
300.000
400.000
500.000
600.000
700.000
800.000
900.000
8.000.000
7.900.000
7.800.000
7.700.000
7.600.000
7.500.000
7.400.000
7.300.000
7.200.000
7.100.000

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Escala : 1:3.500.000

0 12,525 50 75 100
Kilometers

Date : 31 Diciembre 2013

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

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

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in some cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer- owned equipment.

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

Trade and Other Accounts Receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving products and/or services that we sell directly to our customers that are not within the following categories:

•	those which we have the intention of selling immediately in the near future and which are held-for-sale;
•	those designated at their initial recognition as available-for-sale; and

•	those through which we do not intend to recover for reasons other than credit impairment and therefore must be classified as available-for-sale.

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

At the year end, the carrying value of deferred tax assets has been reviewed and reduced for as long as possible for there to be no sufficient taxable income to allow the recovery of all or a portion of the deferred tax asset. Likewise, at the date of the statement of financial position, deferred tax assets not recognized are revalued and recognized as long as it has become possible that future taxable income will allow the recovery of the deferred tax asset.

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

Inventories

We state inventory at the lower of cost and net realizable value. The method used to determine the cost of inventory is weighted average cost. The cost of finished products and products-in-progress includes direct costs of materials and, as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventory to their current location and conditions.

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

These obligations are valued using an actuarial calculation that considers factors such as mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in profit or loss for the year.

Actuarial losses and gains originating from deviations deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses are recorded in equity.

The discount rate used for for calculating obligations outside the United States was 6% for the periods ended as of December 31, 2013 and 2012.

Our United States subsidiary, SQM North America Corp. has established pension plans for its retired employees that are calculated by measuring the projected benefit obligation in accordance with International Accounting Standards (“IAS”) using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.0% interest rate for 2013 and 2012. The net balance of this obligation is presented in the line item called Provisions for Employee Benefits, Non-Current.

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

Asset value impairment

We assess on an annual basis any impairment on the value of buildings, plant and equipment, intangible assets, goodwill and investments accounted for using the equity method of accounting in accordance with IAS 36 “Impairment of Assets.” Assets to which this method applies are:

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

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income on the remaining years to its expiration. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

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

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized as other comprehensive income are transferred to income. If a hedging instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in equity until the expected firm transaction or commitment occurs.

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

The following table shows our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2013		2012		2011
	US$	%	US$	%	US$	%
Specialty plant nutrition	687.5	31%	675.3	28%	721.7	34%
Iodine and derivatives	461.0	21%	578.1	24%	454.5	21%
Lithium and derivatives	196.5	9%	222.2	9%	183.4	9%
Potassium	606.3	28%	605.1	25%	555.7	26%
Industrial chemicals	154.0	7%	245.2	10%	139.5	7%
Other Income(1)	97.9	4%	103.2	4%	90.5	4%

Total	2,203.1	100	2,429.2	100	2,145.3	100

The following table shows certain financial information of the Company under IFRS (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2013		2012		2011
(in millions of U.S. dollars)	US$	%	US$	%	US$	%
Revenues	2,203.1	100.0	2,429.2	100.0	2,145.3	100.0
Cost of sales	(1,481.7)	67.3	(1,400.6)	57.7	(1,290.5)	60.2
Gross profit	721.5	32.7	1,028.6	42.3	854.8	39.8
Other income	96.7	4.4	12.7	0.5	47.7	2.2
Administrative expenses	(105.2)	4.8	(106.4)	4.4	(91.8)	4.3
Other expenses	(49.4)	2.2	(34.6)	1.4	(63.0)	2.9
Other gains (losses)	(11.4)	0.5	0.7	—	5.8	0.3
Finance income	12.7	0.6	29.1	1.2	23.2	1.1
Finance expenses	(58.6)	2.6	(54.1)	2.2	(39.3)	1.8
Equity income of associates and joint ventures accounted for using the equity method	18.8	0.8	24.4	1.0	21.8	1.0
Foreign currency exchange differences	(12.0)	0.5	(26.8)	1.1	(25.3)	1.2
Income before income tax expense	613.1	27.8	873.5	36.0	733.8	34.2
Income tax expense	(138.5)	6.3	(216.1)	8.9	(179.7)	8.4

Profit attributable to:
Controlling interests	467.1	21.2	649.2	26.7	545.8	25.4
Non-controlling interests	7.5	0.3	8.2	0.3	8.4	0.4
Profit for the year	474.6	21.5	657.4	27.1	554.1	25.8

Results of Operations – 2013 compared to 2012

Revenues

During 2013, we generated total revenues of US$2,203.1 million, a 9.3% decrease compared to US$2,429.2 million in 2012.

The main factors causing the increase in revenues and the variation in the different product lines are described below.

Specialty plant nutrition

Specialty plant nutrition revenues for 2013 totaled US$687.5 million, a 1.8% increase compared to US$675.3 million in 2012. Set forth below are sales volume data for the specified years by product category in this product line.

(in Th. MT)	2013	2012	% Change
Potassium nitrate and sodium potassium nitrate	512.6	469.3	9%
Specialty blends	208.1	197.5	5%
Other specialty plant nutrients (*)	100.8	89.0	13%
Sodium nitrate	26.2	24.4	7%

* Includes trading of other specialty fertilizers.

The speciality plant nutrition market experienced stable demand growth during 2013 when compared to 2012. We have not seen any curtailment of supply, and do not expect any new supply from any of the three main players, including SQM, in the market.

Our sales volumes in the specialty plant nutrition business line in 2013 increased 8.6% compared to sales volumes in 2012. In general, potassium nitrate prices are less volatile than other commodity fertilizers such as potassium chloride; we saw prices in the business line decrease 6% during 2013 when compared to 2012.

Iodine and its derivatives

Revenues for iodine and its derivatives during 2013 totaled US$461.0 million, a 20.3% decrease compared to US$578.1 million in 2012. Set forth below are sales volume data for the specified years.

(in Th. MT)	2013	2012	% Change
Iodine and its derivatives	9.3	11.0	(15)%

Iodine market growth was approximately 2% during 2013, slightly lower than the growth rates we have seen in previous years. We believe this is related to inventory optimization from our customers. Based on our analysis, consumption continued to grow at a rate of 2-4% during 2013, slightly higher than demand growth. As we have seen in recent years, demand was led primarily by x-ray contrast media and LCD and LED applications.

Our sales volumes decreased approximately 15% in 2013 when compared to 2012. Average prices for 2013 were just under US$50/kg, almost 6% less than prices reported during 2012. These price decreases were in line with market conditions and our expectations.

We are the world leader in the iodine market, with the largest capacity, the best natural resources, and a significant cost advantage. We believe that total demand will grow between 3-4% during 2014. Despite these positive signals, we believe our sales volumes could decrease during 2014 as uncertainty surrounding the production and sales volumes of our competitors continues. We have also seen pressure on pricing in recent months, as announced at the end of 2013. We expect this pressure to continue through 2014.

Lithium and its derivatives

Revenues for lithium and its derivatives totaled US$196.5 million during 2013, an 11.6% decrease compared to US$222.2 million in 2012. Set forth below are sales volume data for the specified years.

(in Th. MT)	2012	2012	% Change
Lithium and its derivatives	36.1	45.7	(21)%

The lithium market continued to grow in 2013, due primarily to growth in the rechargeable battery. Demand growth reached 4%, while demand growth in batteries grew well over 10%.

Our sales volumes in the lithium segment decreased approximately 21% in 2013, when compared to 2012. This resulted from increased supply from various competitors. We believe our market share totaled 27% in 2013. Prices remained strong in the lithium market, and our average price in the lithium business line was almost 12% higher in 2013 than prices seen in 2012.

We believe the lithium market is positioned to grow in the short and long term resulting from the development of new technologies, as well as due to the strong growth in industrial applications. We expect lithium market demand to grow between 8-10% in 2014.

Potassium

Potassium revenues for 2013 totaled US$606.3 million, a 0.2% increase as compared to US$606.3 million in 2012. Set forth below are sales volume data for the specified years.

(in Th. MT)	2013	2012	% Change
Potassium chloride and potassium sulfate	1,434.9	1,209.5	19%

As anticipated, the potassium chloride market demand increased in 2013; we estimate that demand reached levels close to 53 million metric tons for potassium chloride during 2013, an increase of 6% when compared to 2012. The prices in the potassium chloride market declined during the second half of 2013 as a result of the unexpected announcement made by the Russian company, Uralkali, on July 30, 2013, that it was terminating its participation in BPC. As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market.

Amidst all of the announcements and information published surrounding the potassium market in 2013, we saw our sales volumes in this business line increase over 18% compared to 2012, which was in line with our expectations. As mentioned above, pricing for the second half of 2013 remained volatile, and we were not immune to impacts. Our average price for the potassium chloride and potassium sulfate business line in 2013 was approximately 16% lower than average prices reported during 2012.

We continued to take advantage of our developed distribution network, and distributed potassium chloride to customers all over the world. Our biggest market continued to be Brazil, which, in 2013, accounted for approximately one third of our potassium chloride sales. Moving forward, we expect demand to grow in 2014 to over 55 million tons. Additionally, we expect our sales volumes of potassium chloride and potassium sulfate to increase over 10% when compared to sales volumes seen in 2013. As we have stated in the past, we believe that market demand is the most important indicator when evaluating the potash market, and specifically future potassium chloride prices.

Industrial chemicals

Industrial chemicals revenues for 2013 totaled US$154.0 million, a 37.2% decrease as compared to US$245.2 million in 2012. Set forth below are sales volume data for the specified years by product category.

(in Th. MT)	2013	2012	% Change
Industrial nitrates	173.5	277.7	(38)%
Boric acid	2.0	1.8	(6)%

Industrial chemical demand for traditional applications such as detergents and glass has remained relatively stable when compared to 2012.

Average prices for industrial chemicals business line in 2013 remained virtually unchanged compared to 2012. As expected, volumes during 2013 decreased significantly compared to sales volumes reported during 2012. This is a direct result of a reduction in the sale of solar salts, products used for alternative energy sources. This decrease in sales volumes was particularly relevant during the second half of 2013 when sales volumes in solar salts were trivial.

Sales volumes in this business line in 2014 are expected to be lower than sales volumes seen in 2013. However, we do see a peaked interest in the market, and expect sales volumes to return in 2015; these estimations are based on current negotiations. The long-term prospects in the solar salt market remain positive.

Other products and services

Revenues from sales of other commodity fertilizers and other products totaled US$97.9 million during 2013, a 5.1% decrease compared to US$103.2 million in 2012.

Cost of sales

Cost of sales increased by 5.0% to US$1,481.7 million in 2013 from US$1,400.6 million in 2012, representing 67% of revenues in 2013 as compared to 58% of revenues in 2012. This increase in the percentage of revenues was principally caused higher volumes and lower prices in most of our products. Cost of sales includes, among others, the costs of depreciation and amortization.

Gross profit

Gross profit decreased by 29.9% from US$1,028.6 million in 2013 to US$721.5 million in 2013 and decreased as percentage of revenues, representing 32.7% of revenues in 2013 as compared to 42.3% of revenues in 2012. Gross margin was impacted by generally lower average prices in 2013 compared to 2012 in the fertilizer business lines.

Administrative expenses

Administrative expenses as a percentage of revenues increased in 2013 as compared to 2012. Administrative expenses were US$105.2 million (5.9% of revenues) in 2013 and US$106.4 million (4.4% of revenues) in 2012. The increase to 5.9% of revenues was mostly caused by decreases in revenues and relatively stable expenses.

Other expenses

Other expenses increased by 42.6% to US$49.3 million in 2013 from US$34.6 million in 2012. Other expenses represented 2.2% of revenues in 2013 as compared to 1.4% of revenues in 2012.

Other gains (losses)

Other gains (losses) decreased by 1.6% to a loss of US$11.3 million in 2013 from a gain of US$0.7 million in 2012.

Finance income

Finance income decreased by 43.6% to US$12.6 million in 2013 from US$29.1 million in 2012, and decreased as percentage of revenues, representing 0.6% of revenues in 2013 as compared to 1.2% of revenues in 2012.Financial income decreased resulting from lower returns in financial investments such as money market and time deposits.

Finance expenses

Finance expenses increased by 8.3% to US$58.6 million in 2013 from US$54.1 million in 2012, but remained relatively stable as a percentage of revenues, representing 2.1% of revenues in 2012 as compared to 2.6% of revenues in 2013. The increase in finance expenses was due to a net increase in indebtedness during 2013.

Equity income of associates and joint ventures accounted for using the equity method

Equity income of associates and joint ventures accounted for using the equity method decreased by 23.0% to US$18.8 million in 2013 from US$24.4 million in 2012, representing 0.9% of revenues both in 2013.

Foreign currency exchange differences

Losses from foreign currency exchange differences decreased by 44.9% to a loss of US$11.9 million in 2013 from a loss of US$26.8 million in 2012, and decreased as a percentage of revenues, representing 0.5% of revenues in 2013 as compared to 1.1% of revenues in 2012. Since most of our operations are in Chile part of our costs of sales are related to the Chilean peso. Although we have an active hedging program and policy, we are subject to currency fluctuations. During 2013, the Chilean peso appreciated by 9.4% against the U.S. dollar.

Income tax expense

In 2013, income taxes were US$138.5 million, compared to income taxes of US$216.1 million in 2012. The effective tax rate in 2013 was 22.5% compared with 24.7% in 2012. The difference between the statutory and effective tax rates is due primarily to royalty taxes on income.

Profit for the year

Profit for the year decreased by 27.8% to US$474.6 million in 2013 from US$657.4 million in 2012, as a result of the foregoing factors. Profit for the year was lower in 2013 resulting from lower prices across multiple business lines, and lower volumes in lithium, iodine, and industrial chemicals when compared to 2012.

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

Our sales volumes decreased by approximately 10% in 2012, as a result of new market supply, and as we returned to normal operational inventory. These volume decreases were more than offset by prices, which were more than 40% higher than average prices during 2011, increasing gross profit in the iodine product line by over 38%.

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

We increased our sales volumes in this product line by approximately 10% compared to 2011, as we took advantage of our developed distribution network. Average prices in the potassium market remained relatively stable as compared to 2011. In the fourth quarter of 2012, the potassium market saw major contracts close at lower prices than seen earlier in 2012; during the first quarter of 2013, prices have remained stable.

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

Other gains (losses)

Other gains (losses) decreased by 87.9% to a gain of US$0.7 million in 2012 from a gain of US$5.8 million in 2011, but remained stable as a percentage of revenues, representing 0.03% of revenues in 2012 as compared to 0.3% of revenues in 2011. The decrease is attributable in part to a loss in sales of investment in associated companies and a provision no longer in effect for the suspension of our operations at El Toco mine at the Maria Elena facility.

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

Equity income of associated companies and joint ventures accounted for using the equity method

Equity income of associated companies and joint ventures accounted for using the equity method increased by 11.9% to US$24.4 million in 2012 from US$21.8 million in 2011, but remained stable as a percentage of revenues, representing 1.0% of revenues both in 2012 and in 2011.

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

We monitor and attempt to maintain our non-dollar assets and liabilities position in balance and make use of foreign exchange contracts and other hedging instruments aiming to minimize our exposure to the risks of changes in foreign exchange rates. As of December 31, 2013, for hedging purposes we had open contracts to buy U.S. dollars and sell Euros for approximately US$8.6 million (EUR6.2million) and sell South African rand for approximately US$30 million (ZAR301 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$92.5 million (CH$48,526 million). As of this date, all of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 555.3 million.

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$134.1 million (CH$70,384 million).

5.B. Liquidity and Capital Resources

As of December 31, 2013, we had US$908.5 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2013, we had unused uncommitted working capital credit lines amounting to US$555.0 million.

Shareholders’ equity increased from US$2,132.8 million as of December 31, 2012 to US$2,409.5 million as of December 31, 2013. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased from 1.02 as of December 31, 2012 to 0.94 as of December 31, 2013.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital. As debt requirements also depend on the level of accounts receivables and inventories, we cannot accurately determine the amount of debt we will require.

The table below shows our cash flows for 2013, 2012, and 2011:

(in millions of U.S. dollars)	2013	2012	2011
Net cash from (used in):
Net cash from operating activities	651.7	650.2	571.3
Net cash used in financing activities	(2.3)	(197.7)	(105.2)
Net cash used in investing activities	(487.4)	(562.9)	(516.2)
Effects of exchange rate fluctuations on cash and cash equivalents	(9.8)	(10.3)	(29.6)
Net increase (decrease) in cash and cash equivalents	(152.3)	(120.6)	(79.7)

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

The Board of Directors has approved a capital expenditures plan for 2014 of US$135 million in connection with investments to be made in Chile. The 2014 capital investment program is primarily focused on the maintenance of our production facilities. Our 2014 capital investment program will not require any external financing; however, we reserve the right to access capital markets in order to optimize our financial position.See “Business—Business strategy—Capital expenditure program.”

Our other major use of funds is the payment of dividends. We paid dividends of US$273.6 million and US$334.8million during 2013 and 2012, respectively. Our 2013 dividend policy, as approved by shareholders, is to pay 50% of our profit for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of profit for each fiscal year.

Financing activities

Our current ratio (current assets divided by current liabilities) was 3.40 as of December 31, 2013, a change from 3.70 as of December 31, 2012. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2013.

Debt Instrument(1)(2)	Interest rate	Issue date	Maturity date	Amortization
3.625% Notes due 2023 — US$ 300 million	3.625%	Apr. 3, 2013	Apr. 3, 2023	Bullet
Series O Bond — UF 1.50 million	3.80%	Apr. 4, 2012	Feb. 1, 2033	Bullet
Series H Bond — UF 4 00 million	4.90%	Jan. 13, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Series C Bond — UF 2.1 million	4.00%	Jan. 24, 2006	Dec. 1 , 2026	Semiannual, beginning in 2007
5.50% Notes due 2020 — US$ 250 million	5.50%	Apr. 21,2010	Apr. 21, 2020	Bullet
Series M Bond — UF 1.00 million	3.30%	Apr. 4, 2012	Feb. 1, 2017	Bullet
Bilateral loan — US$140 million	2.69%	Sep. 13, 2012	Sep. 13, 2017	Bullet
6.125% Notes due 2016 — US$ 200 million	6.13%	Apr. 5, 2006	Apr. 15, 2016	Bullet
Bilateral loan — US$40 million	1.52%	Oct. 6, 2011	Oct. 6, 2016	Bullet
Bilateral loan — US$50 million	1.26%	Oct. 12, 2011	Oct. 12, 2016	Semiannual, beginning in 2014
Bilateral loan — US$50 million	1.46%	Dec. 21, 2011	Dec. 21, 2016	Semiannual, beginning in 2014
Bilateral loan — US$50 million	1.62%	Oct. 19, 2012	Oct. 19, 2015	Bullet
Series G Bond — CH$21,000 million	7.00%	Jan. 13, 2009	Jan. 5, 2014	Bullet
Series I Bond — UF 1.50 million	3.00%	May. 8, 2009	Apr. 1, 2014	Bullet
Series J Bond — CH$52,000 million	5.50%	May. 8, 2009	Apr. 1, 2014	Bullet
Bilateral loan — US$50 million	1.54%	Sep. 12, 2011	Sep. 12, 2014	Bullet

(1)	UF- and Ch$-denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.
(2)	Some floating rate bilateral loans are currently hedged to fixed rate loans using interest rate swaps.

As of December 31, 2013, we had total financial debt of US$1,834 million, compared to US$1,599 million as of December 31, 2012. Taking into account the effects of financial derivatives, our total financial debt amounted to US$1,803.5 million as of December 31, 2013 and US$1,498.4 million as of December 31, 2012. Of the total debt as of December 31, 2013, US$401.4 million was short-term debt. All of our UF and Ch$ local bonds, as of December 31, 2013, were hedged with cross-currency swaps to the U.S. dollar.

All of our long-term debt (including the current portion) as of December 31, 2013 was denominated in U.S. dollars, and all our UF and Ch$ local bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions as of December 31, 2013.

The following table shows the maturities of our long-term debt by year as of December 31, 2013 (in millions of US dollars):

Maturity(1)	Amount

2014	357,3
2015	95,1
2016	285.1
2017	191.6
2018	5.1
2019 and thereafter	805.7
Total	1,410.4

(1)	Only the principal amount has been included. For the UF- and Ch$-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2013, not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 312013, a market value of US$23 million in favor of SQM.

Environmental Projects

In 2013, we made disbursements amounting to US$13.3 million related to environmental, safety and health projects. We have budgeted future disbursements for the year 2014 amounting to approximately US$ 9.6 million related to environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

5.C. Research and Development, Patents and Licenses, etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by four different units whose research topics include chemical process design, phase chemistry, chemical analysis methodologies, and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, to improve the physical quality of our prilled products and to reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine, and lithium products. These patents have been filed mainly in the United States, Chile, and in other countries when necessary.

For the years ended December 31, 2013, 2012 and 2011, we invested US$9.3 million, US$ 10.4 million, and US$6.9 million, respectively, on research and development activities.

5.D. Trend Information

Our revenues totaled US$2,203.1 million during 2013, representing a decrease of 9.3% from revenues of US$2,429.2 million in 2012. Gross margin was US$721.5 million (32.7% of revenues), 29.9% lower than gross margin of US$1,028.6 million (42.3% of revenues) in 2012. Profit attributable to controlling interests decreased by 27.8% to US$467.1 million in 2013, compared to US$649.2 million in 2012.

Our sales volumes in the specialty plant nutrition business line in 2013 increased by 8.6% compared to 2012. This increase was a result of increased demand in the market. In particular, this product line depends on the behavior of the market for potassium-based fertilizers such as potassium chloride. Potassium chloride is an important raw material in the production of potassium nitrate, a specialty fertilizer and, as a result, prices of the two products are related. However, the specialty plant nutrition markets tend to be less volatile than commodity and fertilizer markets. We saw this during 2013 as prices fell in the speciality plant nutrition business line approximately 6%, while prices in the potassium chloride and potassium sulfate business lines fell over 15%. We feel confident in the future of specialty plant nutrient market as food quality requirements increase, and land and fresh water scarcity impacts some parts of the world. We suspect market growth to be led primarily by potassium nitrate, and we believe we are prepared to meet the growing market demand in the future.

Our sales volumes in the iodine business line decreased by 11.5% in 2013 as a result of new supply from competitors in the market, and a result of slightly slower growth rates than we have seen in previous years. Therefore, we saw pressure on prices in the iodine market, and our average price in the business line was 5.7% lower than average prices seen during 2012. We continue to be a world leader in the iodine market, and these special market conditions have created unique opportunities for us.

Our sales volumes in the lithium business line decreased by 21% in 2013 compared to 2012. However, despite lower sales volumes, we saw increased prices in this business line during 2013 when compared to 2012, up 11.9%. The decrease in sales volumes can be attributed to increased supply from competitors. We believe the lithium market is positioned to grow in the short and long term due to the development of new technologies, as well as strong growth in industrial applications. We expect world lithium production to increase in the near future, as a number of new projects have been announced and have begun procurement.

Our sales volumes in the potassium business line increased by 18.6% in 2013 compared to the prior year. Average prices in the potassium market fell following during the second half of 2013, and therefore our average prices for 2013 were 15.5% lower than prices seen during 2012. We expect market sales volumes to increase during 2014, and believe that this could have a positive impact on prices.

Our sales volumes in the industrial chemicals product line decreased by 37.2% in 2013 compared to 2012. As anticipated, the decrease was caused by delays in new alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage. In particular, our sales volumes in solar salts decreased by approximately 100,000 metric tons during 2013. We remain confident in the long-term prospects in the solar thermal energy storage market, and are currently working on negotiations sales contracts for 2015 and beyond.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table shows our material expected obligations and commitments as of December 31, 2013:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt	1,819,317	382,463	3383,339	197,762	855,762
Capital lease obligations	-	-	-	-	-
Operating leases	132,946	6,997	13,994	13,994	97,961
Purchase commitments (*)	127,484	127,484	-	-	-
Staff severance indemnities	34,839	-	-	-	34,839
Total Contractual Obligations and Commitments	1,894,306	287,324	350,940	553,808	702,234

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our by-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. Cumulative voting is allowed for the election of directors. At the annual ordinary shareholders’ meeting that took place on April 25, 2013, a new Board was elected, and their terms will expire in 2016. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

Our directors as of the date of this Annual Report are as follows:

Name	Position and relevant experience	Current position held since
Julio Ponce L.(1)	Chairman of the Board and Director. Mr. Ponce is a Forestry Engineer with a degree from the Universidad de Chile. He joined SQM in 1981. He is also Chairman of the board of directors of the following corporations: Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Norte Grande S.A. and Soquimich Comercial S.A. He is the brother of Eugenio Ponce L.	September 1987

Wayne R. Brownlee	Vice Chairman of the Board and Director. Mr. Brownlee is Executive Vice-President, Treasurer and Chief Financial Officer of Potash Corporation of Saskatchewan, Inc. Mr. Brownlee earned degrees in Arts and Science and Business Administration from the University of Saskatchewan. He is on the board of directors of Great Western Brewing Company. He became a director of SQM in December 2001.	December 2001

Hernan Buchi B.	Director. Mr. Buchi is a Civil Engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a member of the board of directors of Quinenco S.A. Banco de Chile, S.A.C.I. Falabella and Madeco S.A., among others. He is also Chairman of the board of directors of the Universidad del Desarrollo.	April 1993

Name	Position and relevant experience	Current position held since
Patricio Contesse Fica.	Mr. Contesse is a lawyer who obtained his degree from the Pontificia Universidad Católica de Chile. He is also a member of the Board of Directors of Sociedad de Inversiones Pampa Calichera S.A. and Norte Grande S.A. Prior to joining SQM, he was an associate at Barros & Errázuriz Abogados, and CEO of Potasios de Chile S.A. and Nitratos de Chile S.A. He is the son of Patricio Contesse G.	April 2013

Jose Maria Eyzaguirre B.	Director. Mr. Eyzaguirre is a lawyer and is a partner of the Chilean law firm Claro y Cía. He obtained his law degree from the Universidad de Chile and was admitted to the Chilean Bar in 1985. In 1987, he obtained a Master’s Degree from New York University School of Law. He was admitted to the New York Bar in 1988. He is also a member of the board of directors of Gasoducto del Pacifico S.A., a transandean gas pipeline, Embotelladora Andina S.A., a bottler of The Coca Cola Company, and Chairman of the board of directors of Club de Golf Valle Escondido.	December 2001

Juan Antonio Guzmán M.	Mr. Guzmán is an Industrial and Chemical Engineer from Pontificia Universidad Católica de Chile and has a Ph.D. from the Polytechnic of North London. He has professional experience in managing different organizations both in the public service (Minister of Education) and in the private sector where he has been appointed to several executive positions as CEO and Board member (Gener, Polpaico, CGE, Sonda, Indisa). Furthermore he has been active as owner in entrepreneurial activities in sectors such as Energy, Education, Real Estate and Health.	April 2013

Alejandro Montero P.	Mr. Montero graduated from the Pontificia Universidad Catolica de Chile with a degree in Business Administration. He is a Partner and CEO of Celfin Capital, a BTG Pactual company. Mr. Montero joined Celfin Capital in December 1993 to restructure the Research Unit. He became a Partner in 1997 and CEO in 2007.	April 2013

Wolf von Appen	Director. Mr. Von Appen is an entrepreneur. He is currently a member of Centro de Estudios Publicos.	May 2005

Our executive officers as of the date of this Annual Report were as follows:

Name	Position and relevant experience	Current position held since
Patricio Contesse G.	Chief Executive Officer. Mr. Contesse is a Forestry Engineer with a degree from the Universidad de Chile. He joined SQM in 1981 as CEO, a position he held until 1982, and again in 1988 for one year. In the past, he has been CEO of Celco Limitada, Schwager S.A. and Compañía de Aceros del Pacífico S.A. He has also served as Operations Senior Executive Vice President of Codelco Chile, President of Codelco USA and Executive President of Codelco Chile. Mr. Contesse is also a member of the board of directors of Soquimich Comercial S.A. He is the father of Patricio Contesse F.	March 1990

Patricio de Solminihac T.	Chief Operating Officer and Executive Vice President. Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined SQM in 1988 as Business Development Vice President. Currently he is a member of the board of directors of Melon S.A. Mr. de Solminihac is also a member of the board of directors of Soquimich Comercial S.A.	January 2000

Matías Astaburuaga S.	General Counsel and Senior Vice President. Mr. Astaburuaga is a lawyer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Prior to joining SQM, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region.	February 1989

Name	Position and relevant experience	Current position held since
Ricardo Ramos R.	Chief Financial Officer and Senior Vice President of Business Development. Mr. Ramos is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Mr. Ramos is also a member of the board of directors of Soquimich Comercial S.A.	November 1994

Jaime San Martín L.

Nueva Victoria Operations Senior Vice President. Mr. San Martín is a Transportation Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1995 as Project Manager. He became Metallic Mining Development Manager in 1997, and Development Manager in 1998, Business Development and Mining Property Vice President in 1999, Technical Senior Vice President in 2001, and Senior Vice President of Lithium Operations and Mining Affairs in January 2007. From 2008 until August 2013, he was the Senior Vice President of Nueva Victoria Operations (iodine and nitrates in the I Region of Chile). He left the Company is August 2013

March 2008

Eugenio Ponce L.	Senior Commercial Vice President. Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso. In 1981, he joined SQM as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. Currently he is a member of the board of directors of Soquimich Comercial S.A. and Vice Chairman of the board of directors of Pampa Calichera S.A. He is the brother of Julio Ponce L.	April 1981

Carlos Díaz O.	Senior Vice President Operations, Nitrates-Iodine. Mr. Diaz is an Industrial Civil Engineer with an engineering degree and an MBA from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division where he was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices and after four years took up the position of Logistics Manager.	October 2012

Name	Position and relevant experience	Current position held since
Pauline De Vidts S.	Senior Vice President of Human Resources and Sustainability. Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined SQM in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for these operations in 1998, and later Corporate R&D and Environmental Issues Vice President in 2001. Since 2005, she has overseen safety, health and environmental issues, and in 2011, she also began overseeing public affairs for SQM. In 2013, she began her new role in the current position.	August 2013

Juan Carlos Barrera P.	Senior Vice President Operations, Salar and Lithium. Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Tulane University and a Masters in Business Administration degree from Universidad de Chile. He joined SQM in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000, Corporate Supply Chain Vice President and, in 2006, General Manager of Soquimich Comercial S.A.	January 2007

Daniel Jiménez Sch..	Senior Vice President of Exploration. Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Old Dominion University. He joined SQM in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for eight years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals.	August 2013

(1)	Mr. Julio Ponce’s ownership interest in SQM is explained in Item 6.E. Share Ownership.
(2)	The individual beneficially owns less than one percent of the Company’s shares

6.B. Compensation

During 2013, directors were paid a monthly fee (UF 300 to the Chairman and UF 50 to each of the remaining seven directors), which was independent of attendance and the number of Board sessions. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2013, the Chairman received the equivalent of 0.35% of 2012 profit and each of the remaining seven directors received the equivalent of 0.04% of 2012 profit.

In addition, during 2013, members of the Directors’ Committee were paid UF 17 regardless of the number of sessions held by the Committee. Additionally, shareholders approved variable compensation for the 2013 fiscal year of an amount equal to 0.013% of 2012 profit for each Committee member. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

During 2013, the compensation paid to each of our directors, who served on the Board during the year, was as follows (amounts in Chilean pesos):

	SQM Board Meeting(Ch$)	SQM Committee (Ch$)	SQM Committee Meeting (Ch$)	Total (Ch$)
Julio Ponce L.	1,175,395,866	—	82,791,807	1,258,187,673
Hernan Buchi B.	136,303,635	43,973,524	—	180,277,159
*Eduardo Novoa C.	127,873,049	41,627,438	—	169,500,487
Jose Maria Eyzaguirre B.	137,077,176	—	—	137,077,176
*Daniel Yarur E.	127,873,049	—	—	127,873,049
Wolf Von Appen	145,008,656	43,973,524	—	188,982,180
**Patricio Contesse Fica	9,227,566	—	—	9.227.566
**Alejandro Montero Purviance	8,062,089	—	—	8,062,089
Wayne Brownlee	145,006,762	—	—	145,006,762
*Kendrick T. Wallace	136,944,673	—	—	136,944,673
**Juan Antonio Guzman Molinari	8,062,089	2,741,109	—	10,803,198
Total	2,156,834,610	132,315,595	82,791,807	2,371,942,012

* until april 2013

**since may 2013

For the year ended December 31, 2013, the aggregate compensation paid to our 117 principal executives based in Chile was US$24.1 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees, based on individual performance, company performance, and short- medium- and long-term indicators. Additionally, in order to provide incentives to key executives and to retain such executives, we maintain a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to share price and is payable between 2015 and 2018.

As of December 31, 2013, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$1.5 million per each movement of US$1 in the Series B common share price, when the share price is above US$50. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B common shares on the date as of which the bonuses are paid.

As of December 31, 2013, we had a provision related to all of the incentive programs in an aggregate of US$25.2 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM's current Directors has served in his office is provided in the discussion of each member of the Board above in Item 6.A Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2016. The contracts of our executive officers are indefinite. On April 5, 2013, Mr. Kendrick T. Wallace resigned from his position as Director of the Company. As required by our by-laws and in light of this vacancy, we held elections for the entire board at the regularly scheduled meeting on shareholders on April 25, 2013.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors' Committee – Audit Committee

As required by Chilean Law, during 2013 we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. This Directors’ Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

As of December 31, 2013, our Directors’ Committee was comprised of three Directors: Mr. Buchi, Mr. Guzmán and Mr. Von Appen. Each of the three members meet the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Guzmán meets the requirements for independence. Our Directors’ Committee operates in accordance with article 50 bis of the Chilean Corporations Act, which provides that the Directors’ Committee will, among other things:

(a)     examine and issue an opinion regarding the external auditor’s report including financial statements prior to its final presentation for approval at the ordinary shareholders meeting;

(b)     propose to the Board the external auditors and the rating agencies that will be presented at the ordinary shareholders meeting;

(c)     examine and elaborate a report concerning the operations covered by Title XVI of the Chilean Corporations Act, which relates to related party transactions; and

(d)     examine the remuneration and compensation plans of the senior management.

Accordingly, the following were the main activities of our Directors’ Committee during 2013:

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

(i)     analysis of matters related to IFRS standards issued by U.S. standard-setter, the Public Company Accounting Oversight Board; and

(j)     analysis of an internal control report.

On April 25, 2013, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During 2013, the Directors Committee did not incur any consulting expenses.

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

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.01	Listed companies must have a majority of independent directors.	There is no legal obligation to have a majority of independent directors on the Board but, according to Chilean law, the Company's directors cannot serve as executive officers.

303A.02	No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).
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

(ii) Maintained a family relationship with any of the members described in (i) above;

(iii) Has been a director, manager, administrator or principal officer of non-profit organizations that have received contributions from (i) above;

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
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
(ii) an annual performance evaluation of the committee.

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Director’s Committee (see Board practices above) that is in charge of reviewing management’s compensation.

303A.06	Listed companies must have an audit committee.	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee that performs the functions of an audit committee and that complies with the requirements of the NYSE corporate governance rules.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.07	The audit committee must have a minimum of three members. All audit committee members must satisfy requirements of independence, and the committee must have a written charter. The listed companies must have an internal audit function to provide management with ongoing assistance of the Company's risk management process and the system of internal controls	Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’s Committee (see Board practices above) that also performs the functions of an audit committee with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto.	SQM does not have equity compensation plans. However, as mentioned in Item 6.B Compensation, the Company does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Chilean law does not require that corporate governance guidelines be adopted. Directors' responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors' compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	Not required in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the Company's website, www.sqm.com.

303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.	Pursuant to 303A.11, this table shows a comparative summary of differences in corporate governance practices followed by SQM under Chilean regulations and those applicable to U.S. domestic issuers pursuant to Section 303A.

303A.12	Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of Section 303A; and (c) must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. The annual and interim Written Affirmations must be in the form specified by the NYSE.	Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

303A.13	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Not specified in the Chilean regulations.

6.D. Employees

As of December 31, 2013, we had 4,792 permanent employees, 209 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 7.2 years.

	As of December 31,
	2013	2012	2011
Employees in Chile	4,583	5,450	4,720
Employees outside of Chile	209	193	182
Total employees	4,792	5,643	4,902

As of December 31, 2013, 71% of our permanent employees in Chile were represented by 25 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as housing allowances and additional death and disability benefits.

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

Over 95% of our employees are employed in Chile, of which approximately 71% were represented by 25 labor unions as of December 31, 2013. As in previous years, during 2013, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2013, we had concluded advanced negotiations with four labor unions, which represent 8.5% of our total unionized workers, signing new agreements with each for durations of three years. We are in the process of negotiating collective labor contracts with the 21 remaining unions. We are exposed to labor strikes that could impact our production levels. If a strike occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E. Share Ownership

As of December 31, 2013, SQM had a “controlling group”, as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of December 31, 2013, Mr. Julio Ponce Lerou, Chairman to the Board of SQM, and related persons, control 100% of Inversiones SQYA Ltda. (“SQYA”), which controls indirectly 29.92% of all shares of SQM (consisting of 71,736,516 Series A shares and 7,007,688 Series B shares), as follows: (i) SQYA controls 67.31% of Norte Grande S.A. (“Norte Grande”), which controls 76.34% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.62% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.67% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM; and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.62% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining (Chile) Limitada and Potasios de Chile S.A. (“Pampa Group”), control 29.92% of SQM. In addition, the Pampa Group has also informed SQM that, as of December 31, 2013, it owns an additional 35,889 shares of SQM,currently held under custody at Larraín Vial Corredora de Bolsa S.A.

Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and the Esperanza Delaware Corporation (“Kowa Group”) are owners of 2.08% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which, together, allows them to control 32% of all shares in SQM. Therefore, the Pampa Group, together with Kowa Group, indirectly control 32% of all SQM shares, giving them the status of “controlling group” of the Company.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
December 31, 2013	32.00%
December 31, 2012	34.05%
December 31, 2011	34.05%

Separately from any ownership interest held by the Controller Group, as of December 31, 2013, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones El Boldo Limitada and 100% of the shares of Inversiones RAC Chile Limitada. PCS also owns shares of SQM through BTG Pactual Chile S.A. Corredora de Bolsa. Through these companies, PCS owns 32% of the total shares of SQM.  For additional information regarding share ownership of the Company, see Item 7. below.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of December 31, 2013 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the SVS and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	% total shares
The Bank of New York	—	—	56,302,367	46.77%	21.39%
Sociedad de Inversiones Pampa Calichera S.A. (1)	44,758,830	31.34%	6,971,799	5.79%	19.65%
Inversiones El Boldo Ltda.(2)	29.225.196	20.46%	18.028.676	14.98%	17.95%
Inversiones RAC Chile Ltda.(2)	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(3)	18,179,147	12.73%	—	0%	6.19%

(1)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(2)	PCS owns 100% of Inversiones El Boldo Limitada and 100% of Inversiones RAC Chile Ltda., and, accordingly, is the beneficial owner of 85,047,999 of SQM’s shares. In addition, PCS owns shares of SQM through BTG Pactual Chile S.A. Corredora de Bolsa, and is the beneficial owner of 32.00% of SQM’s total shares. The stake held by PCS as of December 31, 2012 and 2011 was, respectively, 32.00% and 32.00% of SQM’s total shares.

(3)	As of December 31, 2013, SQM had a “controlling group”, as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of December 31, 2013, Mr. Julio Ponce Lerou, Chairman to the Board of SQM, and related persons, control 100% of Inversiones SQYA Ltda. (“SQYA”), which controls indirectly 29.92% of all shares of SQM (consisting of 71,736,516 Series A shares and 7,007,688 Series B shares), as follows: (i) SQYA controls 67.31% of Norte Grande S.A. (“Norte Grande”), which controls 76.34% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.62% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.67% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM; and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.62% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining (Chile) Limitada and Potasios de Chile S.A. (“Pampa Group”), control 29.92% of SQM. In addition, the Pampa Group has also informed SQM that, as of December 31, 2013, it owns an additional 35,889 shares of SQM,currently held under custody at Larraín Vial Corredora de Bolsa S.A.

Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and the Esperanza Delaware Corporation (“Kowa Group”) are owners of 2.08% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which, together, allows them to control 32% of all shares in SQM. Therefore, the Pampa Group, together with Kowa Group, indirectly control 32% of all SQM shares, giving them the status of “controlling group” of the Company.

On December 21, 2006, Pampa Calichera and Kowa executed a joint performance agreement that allows them to become the “controller group” of the Company, as such term is defined under Chilean law. We have been informed that, as of December 31, 2013, Mr. Julio Ponce L. and related persons beneficially owned, through Pampa Calichera and certain other companies, 29.92% of the shares of the Company. As of December 31, 2013, Kowa Group owned, directly and indirectly, 2.08% of the shares of the Company. As of December 31, 2013, pursuant to the joint performance agreement, the “controller group” led by Mr. Julio Ponce L. beneficially owned 32.00% of the total shares of the Company.

Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B common shares cannot exceed 50% of SQM’s issued and outstanding stock; shareholders of at least 5% of this Series may call an ordinary or extraordinary shareholders’ meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of December 31, 2013, there are 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

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

In addition, article 89 of the Chilean Corporations Act requires that transactions between affiliates, subsidiaries or related parties of a closed-stock company, such as some of SQM’s main affiliates and subsidiaries, shall also be on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate article 89 are liable for losses resulting from such violations.

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

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates, which are described in Note 9.0 to the Consolidated Financial Statements.

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2013, 2012, and 2011:

US$	2013	2012	2011

Foreign sales	1,960,767	2,159,739	1,897,776
Total sales	2,203,140	2,429,160	2,145,286

% of foreign sales	89.00%	88.91%	88.46%

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

The dividend policy for 2012 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2012. At the Annual Shareholders’ Meeting held on April 25, 2013, SQM’s shareholders approved a payment of a definitive dividend in the amount of US$1.23323 per share. From this definitive dividend, the interim dividend amount of US$0.94986 per share was deducted. Payments for this dividend were made on May 8, 2013.

At the Annual Shareholders’ Meeting held on April 25, 2013, shareholders also agreed to pay and distribute a dividend equal to 50% of the distributable income corresponding to 2013. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent" less significant changes in the fair value of assets and liabilities that are not realized - and which correspond to earnings net of taxes that have been generated in relation to the acquisition of companies. Also, at the same meeting, shareholders agreed to the payment and distribution of an interim dividend. The interim dividend was paid on December 6, 2013 in the amount of US$0.75609 per share.

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

The following table shows the U.S. dollar equivalent of dividends per share and per ADS paid in each of the years indicated, based on the Observed Exchange Rate for the date on which the dividend was declared.

Dividends		Per Share	Per ADS (1)
Declared for the business year	Paid in	Ch$	US$

2008 (interim)	2008	243.34	0.37994
2008	2009	515.90	0.85835
2009 (interim)	2009	191.32	0.37994
2009	2010	126.69	0.24137
2010 (interim)	2010	198.90	0.41794
2010	2011	142.40	0.30798
2011 (interim)	2011	376.99	0.73329
2011	2012	147.66	0.30350
2012(interim)	2012	456.93	0.94986
2012	2013	134.56	0.28337
2013 (interim)	2013	401.60	0.75609

(1)	The Series A ADSs were delisted from the New York Stock Exchange on March 27, 2008. The ratio of ordinary shares to Series B ADSs changed from 10:1 to 1:1 on March 28, 2008. The calculation in the table for all periods is based on a ratio 1:1.

Dividends payable to holders of ADSs will be paid net of conversion expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (subject to credits in certain cases).

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

ITEM 9.      THE OFFER AND LISTING

9.A. Offer and Listing Details

Price History

The table below shows, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADSs as reported by the NYSE, as the two main exchanges on which our shares are traded. On March 27, 2008, the Company voluntarily delisted its series A ADRs from the New York Stock Exchange. In addition, on March 28, 2008, a ration change for the Company’s series B ADSs entered into effect, modifying the ratio of ordinary shares to Series B ADSs from the previous ration of 10:1 to a new ratio of 1:1.

(a)              Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (3)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
2009	22,000	17,000	21,839	14,319	40.18	23.84
2010	27,000	21,000	26,536	17,561	58.42	31.91
2011	30,000	25,000	30,787	23,495	66.60	45.86
2012	30,050	26,000	30,475	26,155	65.09	51.12
2013	27,350	16,500	27,700	12,126	58.76	22.82

(b)	Last 8 quarters

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (3)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$

2012
First quarter	27,690	26,000	29,138	27,603	60.50	54.49
Second quarter	28,000	27,000	28,869	26,267	59.74	51.12
Third quarter	30,050	27,400	30,475	27,739	65.09	56.09
Fourth quarter	30,020	27,300	29,352	26,155	62.05	55.10

2013
First quarter	27.350	25.500	27.700	25.729	58.76	54.20
Second quarter	25.500	20.600	25.899	19.743	54.94	39.04
Third quarter	20.600	16.500	20.530	12.765	40.43	24.98
Fourth quarter	21.500	17.650	15.368	12.126	30.52	22.82

(c)                Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (3)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
October 2013	21.500	20.000	15.368	13.534	30.52	27.12
November 2013	21.500	18.500	14.729	12.635	28.75	24.35
December 2013	19.500	17.650	13.410	12.126	25.88	22.82
January 2014	18.500	17.650	15.388	13.300	28.51	24.91
February 2014	19.000	18.222	17.047	13.699	30.8	24.52
March 2014	19.071	17.767	18.781	16.577	33.1	29.9

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series A shares started trading on the New York Stock Exchange on April 9, 1999.
(3)	Series B shares began trading on the New York Stock Exchange on September 20, 1993. Historical prices have been restated to reflect the change in the ratio of local shares to ADSs from 10:1 to 1:1, effective March 28, 2008.

As of December 31, 2013, there were 56,302,367 Series B ADRs outstanding. As of December 31, 2013, such ADSs represented approximately 21.39% of the total number of issued and outstanding shares of our Company.

9.B      Plan Of Distribution

Not Applicable.

9.C      Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange), and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of December 31, 2013, each series was also traded on the New York Stock Exchange in the form of ADSs at a ratio of 1:1. The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

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

Corporate purposes

Our main purposes, which appear in article 4 of our By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and marketing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and market in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and market, in any way, all kinds of electrical, thermal, geothermic or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, market, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and market, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and market any kind of agro industrial and farm forestry activities, in any way (h) purchase, transfer ownership, lease, and market, in any way, any kind of urban or rural real estate; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and market, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to our properties, assets, or patrimony, or with that of our affiliates, associated companies, or related companies; and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

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

Article 5 of the Company's By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM Series B. SQM Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock's share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman's authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder's ownership of Series A or B shares, the shareholder's stock and those pertaining to third parties related to them are to be added.

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

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article 28 of the Company By-laws.

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A 'Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales' or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Foreign Investment Contract" was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, "Chapter XXVI", which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B shares, or Series B shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or not domiciled in Chile who withdraws Series B shares upon delivery of ADSs (such Series B shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of the Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADSs will have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit described hereunder are satisfied.

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments will be conditioned upon certification by the Company to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon will be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary that such shares have been withdrawn in exchange for ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

Chapter XXVI and the Foreign Investment Contract provide that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 5 banking business days within which to invest in Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series B shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into Chilean pesos. Series B shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series B shares.

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

Under current Chilean law, foreign investments abiding by the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying Series B shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADSs by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile's Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600.

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

As of December 31, 2013, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million, US$250 million and US$300 million. Additionally, we had outstanding bilateral loans through wholly owned subsidiaries in the amount of US$240 million, which were fully guaranteed by us.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E. Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in SQM ADSs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a ("foreign holder"). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The Company distributed an interim dividend in December 2013 corresponding to the business year 2013. The dividend, paid in December 2013, was considered taxable, and the total tax retention rate was approximately 21.1%.

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADRs will not be subject to any Chilean taxes.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have significant trading volumes in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange authorized by the SVS, within the process of a public tender of common shares governed by the Chilean Securities Market Act. Law No. 20,448 states that common shares must also have been acquired after April 19, 2001, either on a local stock exchange authorized by the SVS, within the referred process of public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offering of common shares resulting from the formation of a corporation or a capital increase of the same, in an exchange of convertible securities subject to public offer, or in the redemption of mutual funds shares. According to Ruling No. 224 (2008) of the Chilean Internal Revenue Service, common shares received by exchange of ADRs are also considered as “acquired on a stock exchange” if the respective ADRs have been acquired on a foreign stock exchange authorized by the SVS (i.e. London Stock Exchange, New York Stock Exchange and Bolsa de Valores de Madrid). Common shares are considered to have a high presence in the stock exchange when they: (a) are registered in the Securities Registry, (b) are registered in a Chilean Stock Exchange, (c) have an adjusted presence equal to or above 25%.

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

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the United States dollar. The summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, or persons who are broker-dealers in securities, who hold the shares or ADSs as a hedge against currency risks, as a position in a "straddle" for tax purposes, or as part of a conversion or other integrated transaction, or who own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company's capital stock entitled to vote or 10% or more of the value of the outstanding capital stock of the Company.

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

The discussion below does not address the effect of any United States state, local, estate or gift tax law or foreign tax law on a U.S. Holder or Non-U.S. Holder of the shares or ADSs. U.S. HOLDERS AND NON-U.S. HOLDERS OF SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES UNDER ANY SUCH LAW OF OWNING OR DISPOSING THE SHARES OR ADSs.

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

Cash Dividends and Other Distributions

The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

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

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADRs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder's tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S. source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S. source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a share or ADS.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2013. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2013 or for any prior or future taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder of shares or ADSs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADSs).

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADSs and the proceeds of sale or other disposition of the shares or ADSs within the United States by holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding (currently at a rate of 28%) unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by United States law and applicable regulations. U.S. information reporting and backup withholding of U.S. federal income tax at the same rate may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder's federal income tax liability upon furnishing the required information to the IRS.

In addition, certain U.S. Holders, electing nonresident aliens and residents of a U.S. possession may be required to report information with respect to their investment in shares or, it is assumed, ADSs to the Internal Revenue Service. Investors who fail to report required information could become subject to substantial penalties and/or an extended statute of limitations.

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

10.I.    Subsidiary Information

See Item 4.C. Organizational Structure.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As explained elsewhere in this Annual Report, we transact our businesses in more than 115 countries, thereby rendering our market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

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

Interest Rate Risk. As of December 31, 2013, we had approximately 16% of our financial debt effectively priced at LIBOR, and therefore significant increases in the rate could impact our financial condition.

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results.

We have short and long term debt valued at LIBOR plus a spread. We are partially exposed to fluctuations of this rate, as we hold hedging derivative instruments to hedge a portion of our liabilities subject to LIBOR rate fluctuations.

As of December 31, 2013, approximately 13% of our current financial obligations were subject to LIBOR rate fluctuation and therefore, significant increases in the rate may impact our financial position.

In addition, as of December 31, 2013, our total financial debt is primarily long-term, with 21% of maturities less than 12 months, which decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2013, 2012 and 2011. Figures do not include our financial hedging positions for year-end:

	2013	2012	2011
	Th US$	Th US$	Th US$
Chilean pesos	(524,530)	(473,976)	(275,756)
Brazilian real	(1,211)	(1,421)	(1,500)
Euro	32,776	45,809	56,053
Japanese yen	1,183	954	1,876
Mexican pesos	137	652	(2,862)
South African rand	29,404	25,565	19,849
Dirhams	24,594	17,044	14,615
Other currencies	22,924	19,443	16,855
Total, net	(414,723)	(365,930)	(170,650)

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean Pesos for approximately US$134.1 million (CH$70,384 million)

The information contained in Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Shares (“ADS”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl.W., New York, NY 10286), as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of ADSs and the surrender of ADRs	$0.05 per share

Depositary Payments Fiscal Year 2013

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2013, the Depositary reimbursed expenses related to investor relations for a total amount of US$42,000.00.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company's Executive management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to Exchange Act Rules 13(a)-15(b), as of the end of the period covered by this Annual Report. Based upon that evaluation, management with the participation of the Chief Executive Officer and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported.

The procedures associated with our internal controls are designed to provide reasonable assurance that our transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives, and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2013. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2013, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

PriceWaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PWC”), the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013. This attestation report appears on pages F-2 and F-3 under Item 18 Financial Statements.

(d) Changes in internal control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.     [Reserved]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed for each of the last two fiscal years by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”) for the 2013 and 2012 fiscal year, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of U.S. dollars).

	2013	2012
Audit fees	1,458	1,365
Audit-related fees	-	172
Tax fees	445	233
Other fees	78	65
Total fees	1,981	1,835

Audit fees in the above table are the aggregate fees billed by PwC in 2013 and 2012, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by PwC in 2013 and 2012 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

Total fees in the above table are fees billed by PwC in the amount of US$1.98 million in 2013, and in the amount of US$1.84 million in 2012.

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

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and there have been no disagreements of the type required to be disclosed by Item 16F (b).

ITEM 16G.      CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, please see "Item 6. Directors, Senior Management and Employees-C. Board Practices".

ITEM 16H.      MINE SAFETY AND DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18. Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

See Item 19.(a) for a list of all financial statements filed as part of this Form 20-F Annual Report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

Reports of Independent Registered Public Accounting Firms	F-1

Consolidated Financial Statements:

Audited Consolidated Statements of Financial Position as of December 31, 2013 and 2012	F-2

Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2013	F-4

Audited Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2013	F-6

Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2013	F-7

Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2013	F-9

Notes to the Audited Consolidated Financial Statements	F-12

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

/s/ Ricardo Ramos

Ricardo Ramos R.

Chief Financial Officer and

Business Development Senior Vice President

Date: April 28, 2014

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements	F-2

Audited Consolidated Statements of Financial Position as of December 31, 2013 and 2012	F-2
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2013	F-4
Audited Consolidated Statement of Comprehensive Income for each of the three years in the period ended December 31, 2013	F-6
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2013	F-7
Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2013	F-9
Notes to the Audited Consolidated Financial Statements	F-12

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Santiago, Chile

April 28, 2014

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION

	Note	As of December 31, 2013 ThUS$	As of December 31, 2012 ThUS$
ASSETS

Current assets
Cash and cash equivalents	7.1	476,622	324,353
Other current financial assets	10.1	460,173	316,103
Other current non-financial assets	25	44,230	67,820
Trade and other receivables, current	10.2	330,992	510,616
Trade receivables due from related parties, current	9.5	128,026	101,372
Current inventories	8	955,530	890,579
Current tax assets	28.1	59,476	30,234
Total current assets		2,455,049	2,241,077

Non-current assets
Other non-current financial assets	10.1	95	29,492
Other non-current non-financial assets	25	36,505	23,339
Trade receivables, non-current	10.2	1,282	1,311
Investments in associates	11	51,075	50,955
Investments in joint ventures	12	25,943	19,343
Intangible assets other than goodwill	13.1	104,363	99,754
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	2,054,377	1,912,549
Deferred tax assets	28.4	531	223
Total non-current assets		2,312,559	2,175,354
Total assets		4,767,608	4,416,431

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION, (continued)

	Note	As of December 31, 2013 ThUS$	As of December 31, 2012 ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Other current financial liabilities	10.4	401,426	152,843
Trade and other payables, current	10.5	150,960	207,944
Trade payables due to related parties, current	9.6	-	19
Other current provisions	18.1	17,953	18,489
Current tax liabilities	28.2	31,707	23,624
Provisions for employee benefits, current	15.1	25,236	33,974
Other current non-financial liabilities	18.3	95,353	172,200
Total current liabilities		722,635	609,093

Non-current liabilities
Other non-current financial liabilities	10.4	1,417,390	1,446,194
Other non-current provisions	18.1	8,633	7,357
Deferred tax liabilities	28.4	154,295	125,445
Provisions for employee benefits, non-current	15.1	32,414	40,896
Total non-current liabilities		1,612,732	1,619,892
Total liabilities		2,335,367	2,228,985

Equity	17
Share capital		477,386	477,386
Retained earnings		1,909,725	1,676,169
Other reserves		(10,491)	(20,772)
Equity attributable to owners of the Parent		2,376,620	2,132,783
Non-controlling interests		55,621	54,663
Total equity		2,432,241	2,187,446
Total liabilities and equity		4,767,608	4,416,431

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		January to December
	Note	2013 ThUS$	2012 ThUS$	2011 ThUS$

Revenue	20	2,203,140	2,429,160	2.145,286
Cost of sales	27.2	(1,481,690)	(1,400,567)	(1,290,494)
Gross profit		721,450	1,028,593	854,792

Other income	27.3	96,716	12,702	47,681
Administrative expenses	27.4	(105,189)	(106,442)	(91,760)
Other expenses by function	27.5	(49,397)	(34,628)	(63,047)
Other gains (losses)	27.6	(11,391)	683	5,787
Profit (loss) from operating activities		652,189	900,908	753,453
Finance income		12,696	29,068	23,210
Finance costs	22	(58,608)	(54,095)	(39,335)
Share of profit of associates and joint ventures accounted for using the equity method		18,786	24,357	21,808
Foreign currency translation differences	23	(11,954)	(26,787)	(25,307)
Profit (loss) before taxes		613,109	873,451	733,829
Income tax expense, continuing operations	28.4	(138,539)	(216,082)	(179,710)

Profit (loss) from continuing operations		474,570	657,369	554,119

Profit for the year		474,570	657,369	554,119
Profit attributable to
Owners of the Parent		467,113	649,167	545,758
Non-controlling interests		7,457	8,202	8,361
Profit for the year		474,570	657,369	554,119

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION (continued)

		January to December
	Note	2013	2012	2011
		US$	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1,7748	2,4665	2,07

Basic earnings per share (US$ per share) from continuing operations		1,7748	2,4665	2,07

Diluted common shares
Diluted earnings per share (US$ per share)	21	1,7748	2,4665	2,07

Diluted earnings per share (US$ per share) from continuing operations		1,7748	2,4665	2,07

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	January to December
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Statement of comprehensive income

Profit for the year	474,570	657,369	554,119
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(3,559)	982	(2,890)
Other comprehensive income before taxes and foreign currency translation differences	(3,559)	982	(2,890)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	15,778	(7,872)	(1,241)
Other comprehensive income before taxes and cash flow hedges	15,778	(7,872)	(1,241)
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	1,012	711	(918)
Other miscellaneous reserves	-	-	(1,677)
Other components of other comprehensive income before taxes	13,231	(6,179)	(6,726)

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(3,022)	1,580	218
Income taxes associated with components of other comprehensive income	(3,022)	1,580	218

Other comprehensive income	10,209	(4,599)	6,508

Total comprehensive income	484,779	652,770	547,611

Comprehensive income attributable to
Owners of the Parent	477,394	644,507	539,359
Non-controlling interests	7,385	8,263	8,252
Total comprehensive income	484,779	652,770	547,611

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$
Statements of cash flows

Cash flows from (used in) operating activities

Types of receipts from operating activities
Cash receipts from sales of goods and rendering of services	2,392,696	2,387,979	2,012,188

Types of payments
Cash payments to suppliers for the provision of goods and services	(1,496,053)	(1,447,970)	(1,287,094)
Cash payments to and on behalf of employees	(48,033)	(44,429)	(42,609)
Other payments related to operating activities	(24,774)	(8,396)	(4,257)
Dividends received	16,423	15,126	4,299
Interest paid	(87,018)	(59,509)	(56,718)
Interest received	12,696	24,368	23,209
Reimbursed (paid) income taxes	(119,107)	(250,201)	(76,015)
Other cash inflows (outflows)	4,883	33,238	(1,658)

Net cash generated from (used in) operating activities	651,713	650,206	571,345

Cash flows from investing activities
Cash receipts from the loss of control of subsidiaries and other businesses	-	961	5,736
Other cash payments made to acquire interests in joint ventures	(69)	(197)	(4,909)
Proceeds from the sale of property, plant and equipment	216	2,050	4,185
Proceeds from sale of intangible assets	86,157	-	39,046
Acquisition of property, plant and equipment	(386,495)	(449,984)	(501,118)
Cash advances and loans granted to third parties	528	(623)	83
Other cash inflows (outflows) (*)	(187,722)	(115,092)	(59,251)

Net cash generated from (used in) investing activities	(487,385)	(562,885)	516,228

(*)Includes other cash receipts (payments) associated with, investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they have a maturity date greater than 90 days at the time of acquisition. Investments and redemptions are reported net as they are typically rolled over upon maturity.

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$

Cash flows from (used in) financing activities

Proceeds from long-term borrowings	300,000	366,502	550,000
Proceeds from short-term borrowings	160,000	-	-
Total proceeds from borrowings	460,000	366,502	550,000
Repayment of borrowings	(176,485)	(220,000)	(370,000)
Dividends paid	(279,668)	(334,762)	(277,334)
Other cash receipts (payments)	(6,132)	(9,437)	(7,862)

Net cash generated from (used in) financing activities	(2,285)	(197,697)	(105,196

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	162,043	(110,376)	(50,079)

Effects of exchange rate fluctuations on cash held	(9,774)	(10,263)	(29,581)
Net (decrease) increase in cash and cash equivalents	152,269	(120,639)	(79,660)

Cash and cash equivalents at beginning of period	324,353	444,992	524,652
Cash and cash equivalents at end of period	476,622	324,353	444,992

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY

2013	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Profit for the year	-	-	-	-	-	-	467,113	467,113	7,457	474,570

Other comprehensive income	-	(3,487)	12,756	1,012	-	10,281	-	10,281	(72)	10,209

Comprehensive income	-	(3,487)	12,756	1,012	-	10,281	467,113	477,394	7,385	484,779

Dividends	-	-	-	-	-	-	(233,557)	(233,557)	(6,427)	(239,984)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	(3,487)	12,756	1,012	-	10,281	233,556	243,837	958	244,795

Equity As of December 31, 2013	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2012	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Profit for the year							649,167	649,167	8,202	657,369

Other comprehensive income	-	921	(6,292)	711	-	(4,660)	-	(4,660)	61	(4,599)

Comprehensive income	-	921	(6,292)	711	-	(4,660)	649,167	644,507	8,263	652,770

Dividends	-	-	-	-	-	-	(324,558)	(324,558)	(5,146)	(329,704)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	921	(6,292)	711	-	(4,660)	324,609	319,949	3,117	323,066

Equity As of December 31, 2012	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

The accompanying notes form an integral part of these consolidated financial statements.

   Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2011	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Profit for the year							545,758	545,758	8,361	554,119

Other comprehensive income	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	-	(6,399)	(109)	(6,508)

Comprehensive income	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	-	(6,399)	(109)	(6,508)

Dividends	-	-	-	-	-	-	(349,329)	(349,329)	(3,706)	(353,035)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	(1,016)	(1,016)

Increase (decrease) in equity	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	196,429	190,030	3,530	193,560

Equity As of December 31, 2011	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

The accompanying notes form an integral part of these consolidated financial statements.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur sitio No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Edificio Administración w/n - Maria Elena; Edificio Administración s/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, kilometro 1378 Ruta 5 Norte - Antofagasta, Coya Sur Plant s/n - Maria Elena, kilometro 1760 Ruta 5 Norte - Pozo Almonte, Planta Cloruro de Potasio Salar de Atacama s/n - San Pedro de Atacama, Planta Sulfato de Potasio Salar de Atacama s/n – San Pedro de Atacama, Campamento Minsal s/n Planta CL, Potasio – San Pedro de Atacama, Ex Oficina Salitrera Iris S/N, Comuna de Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)
-	2200 (Chemical products)
-	1300 (Investment)

1.4	Description of the nature of operations and main activities

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

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by maintaining closer relations with its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this line of business, potassium derivative products and specialty potassium nitrate have had a leading role given their unique charateristcs that allow an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizer mixtures.

Iodine: The Company is a major producer of iodine at a global level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as an X ray contrast media and as polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for electric vehicles, but is also used in industrial applications to lower melting temperature and to help save costs and energy.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a large number of production processes. SQM has participated in this line of business for years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have become increasingly important over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States as they look to decrease CO2 emissions

Potassium: The potassium is a primary essential macro-nutrient, that although does not form part of the plant’s structure, has a significant role in the development of its basic functions, ensuring the quality of a crop, increasing post-crop life, improving the crop flavor, its vitamin content and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit.)

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background:

Staff

As of December 31, 2013 and December 31, 2012, staff was detailed as follows:

	12/31/2013	12/31/2012

Permanent staff	4,792	5,643

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 1 – Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2013 and December 31, 2012, in respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2013	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	56,302,367	46.77%	21.39%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	6,971,799	5.79%	19.65%
Inversiones El Boldo Limitada	29,225,196	20.46%	18,028,676	14.98%	17.95%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
BTG Pactual Chile S.A. C de B	15,593,709	10.92%	797,393	0.66	6.23%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of foreign investors	20,950	0.01%	5,428,234	4.51%	2.07%
Banco de Chile on behalf of non-resident third parties	-	-	5,234,823	4.35%	1.99%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.9%

Shareholder as of December 31, 2012	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,558,830	31.20%	9,003,799	7.48%	20.35%
The Bank of New York	-	-	46,559,106	38.68%	17.69%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	17,919,147	12.55%	-	-	6.81%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	-	-	4,579,293	3.80%	1.74%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Santander on behalf of foreign investors	-	-	3,238,105	2.69%	1.23%
Banco de Chile on behalf of non-resident third parties	-	-	3,082,612	2.56%	1.17%

(*) Total Pampa Group 30.50%

On December 31, 2013 the total number of shareholders had decreased to 1,331 from 1,483 on December 31, 2012.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods

-	Consolidated Statement of Financial Position as of December 31, 2013 and December 31, 2012.

-	Consolidated Statement of Changes in Equity for the years ended December 31, 2013, 2012 and 2011.

-	Consolidated Statement of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011.

-	Consolidated Statement of Cash Flows –Direct method for the years ended December 31, 2013, 2012 and 2011.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB).

These annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated financial accounts comply with each IFRS in force at their date of presentation. Certain reclassifications have been made for comparative purposes, refer to Note 14.6.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current asset and financial liabilities at amortized cost;
-	financial derivatives at fair value; and
-	staff severance indemnities and pension commitments at actuarial value.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements.

a)	The following standards, interpretations and amendments are mandatory for the first time for the annual periods beginning on January 1, 2013:

Standards and interpretations	Mandatory for annual periods beginning on

Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income.	01/01/2013

IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements.	01/01/2013

IFRS 10, “Consolidated Financial Statements”, which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” and all of SIC-12, “Consolidation – Special Purpose Entities”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.	01/01/2013

IFRS 11 ‘Joint Arrangements’

In May 2011, the IASB issued IFRS 11 ‘Joint Arrangements’, one of a suite of standards relating to interests in other entities and related disclosures. IFRS 11 establishes a principle that applies to the accounting for all joint arrangements, whereby parties to the arrangement account for their underlying contractual rights and obligations relating to the joint arrangement. IFRS 11 identifies two types of joint arrangements. A ‘joint venture’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A ‘joint operation’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Investments in joint ventures are accounted for using the equity method. Investments in joint operations are accounted for by recognizing the group’s assets, liabilities, revenue and expenses relating to the joint operation.

01/01/2013

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 12 ‘Disclosures of Interests in Other Entities’ combines all the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.	01/01/2013

IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised or disclosed at fair value, primarily by refining the measurement concept to reflect an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures.	01/01/2013

Amendments and improvements	Mandatory for annual periods beginning on

Revised IAS 1 Presentation of Financial Statements changes the presentation of items in the Consolidated Statement of Comprehensive Income to distinguish between those items of other comprehensive income that under other accounting standards may be reclassified to income in later periods and those that are not.

07/01/2012

IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.	01/01/2013

Revised IFRS 7 Financial Instruments: Disclosures introduces disclosures relating to the offsetting of certain financial assets and financial liabilities, principally derivative contracts and trade receivables and payables.	01/01/2013

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

Amendments and improvements	Mandatory for annual periods beginning on

IFRS 10 “Consolidated Financial Statements”, NIIF 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”

Clarifies the transitional provisions for IFRS 10 indicating changes should be applied on the first day of the annual period in which the standard is adopted. Therefore, it may be necessary to make amendments to comparative information presented in such a period, if the evaluation of control over investments differs from that recognized in accordance with IAS 27/SIC 12.

01/01/2013

Improvements to International Financial Reporting Standards (2011)

Issued in May 2012.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that an entity may apply IFRS 1 more than once under certain circumstances.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that an entity may adopt IAS 23, "Borrowing Costs" on the transition date or from an earlier date.

IAS 1 “Presentation of Financial Statements” – clarifies the requirements for comparative information when an entity presents a third column in the balance sheet.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that an entity adopting IFRS for the first time may present information in footnotes for all periods presented.

IAS 16 “Property, Plant and Equipment” – clarifies that spare-parts and service equipment should be classified as Property, Plant and Equipment as opposed to inventories when they meet the definition of Property, Plant and Equipment.

IAS 32 “Financial Instruments: Presentation” – clarifies the treatment of income tax related to distribution and transaction costs.

IAS 34 “Interim Financial Reporting” – clarifies the disclosure requirements of assets and liabilities by segments at interim periods, conforming to the same requirements applicable to annual financial statements.

01/01/2013

The adoption of the standards, interpretations and amendments above had no significant impact on the Company’s consolidated financial statements.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

b)	The new standards, interpretations and amendments issued not yet effective for the annual period 2013 which have not been early adopted are listed below.

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 9 ‘Financial Instruments: Classification and Measurement’ introduces new requirements for classifying and measuring financial assets and financial liabilities and, when finalized, will address hedge accounting and impairment of financial assets. The effective date for IFRS 9 is not expected to be before 1 January 2017. The amendments to existing accounting standards that are effective from 1 January 2014, ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32) and ‘Recoverable Amount Disclosures for Non-Financial Assets’ (Amendments to IAS 36).	Not yet determined

IFRIC 21 Levies, issued in May 2013, addresses the accounting for liabilities to pay levies that are within the scope of IAS 37 Provisions, contingent liabilities and contingent assets.	01/01/2014

Amendments and improvements	Mandatory for annual periods beginning on

The amendments to IAS 32 Financial Instruments: Presentation, issued in December 2011, clarify the requirements for offsetting financial assets and financial liabilities in the financial statements.	01/01/2014

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

Amendments and improvements	Mandatory for annual periods beginning on

IAS 27 “Separate Financial Statements”; IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other entities”

Issued in October 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption for the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities meeting the definition for an “investment entity”, such as investment funds. The amendments require the use of fair value through profit or loss in conformity with IFRS 9 Financial Instruments in its consolidated and separate financial statements. The amendment also introduces new disclosure requirements relative to investment entities in IFRS 12 and IAS 27.

01/01/2014

IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss.

Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

01/01/2014

IAS 39 “Financial Instruments: Recognition and Measurement” Issued in June 2013, under the amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2014, with earlier application being permitted. The amendments also include changes in contractual guarantee requirements, right of offset for trade receivables also payables, taxes and levies.	01/01/2014

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

Amendments and improvements	Mandatory for annual periods beginning on

IFRS 9 "Financial Instruments" Issued in November 2013, amendments primarily include a substantial review of hedge accounting to allow entities to better reflect their risk management activities in the financial statements. This amendment also allows entities to early adopt the requirement of recognizing changes in the fair value attributable to changes in the entity's credit risk in other comprehensive income (for financial liabilities that are recorded under the fair value option). Such an amendment may be applied without having to adopt the remainder of IFRS 9	Not yet determined

IAS 19 “Employee Benefits”

Issued in November 2013, this amendment applies to employee or third party contributions to defined benefit plans. The objective of this amendment is to simplify the accounting recognition of contributions that are independent of the number of years of employee service; i.e., employees’ contributions that are calculated in accordance with a fixed salary percentage.

07/01/2014

Improvements to Information Financial Reporting Standards (2012)

Issued in December 2013.

IFRS 2 “Share-based Payment” – clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted.

IFRS 3, "Business Combinations" - Clarifies that the obligation to pay contingent consideration in the form of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, "Financial Instruments: Presentation." The standard was additionally amended to clarify that all non equity contingent consideration, both financial and non-financial, be measured at fair value at each reporting date through profit or loss. Consequently, there are also changes to IFRS 9, IAS 37 and IAS 39.The amendment is applicable prospectively for business combinations with an acquisition date on or after July 1, 2014. Early adoption is permitted provided that amendments of IFRS 9 and IAS 37 also issued as part of the 2012 improvement plan are applied.

07/01/2014

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

Amendments and improvements	Mandatory for annual periods beginning on

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. This includes a description of segments that have been aggregated and economic indicators that have been assessed in the determination that aggregated segments share similar economic characteristics. The standard was additionally modified to require a reconciliation of assets of each segment to total assets of an entity, when assets are reported by segment. Early adoption is permitted.

IFRS 13 "Fair Value Measurement” – When IFRS 13 was applied, paragraphs B5.4.12 of IFRS 9 and AG79 of IAS 39 were eliminated. This raised a doubt as to whether entities no longer had the ability to measure short-term receivables and payables at their nominal amounts if the effect was not significant. IASB has modified the basis of the conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts in such cases.

IAS 16, "Property, Plant and Equipment" and IAS 38 "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. In such cases the carrying amount of the asset is adjusted to the revalued amount and the division of such revaluation between the gross carrying amount and accumulated depreciation is treated as follows: 1) either adjusting the gross carrying amount in a manner consistent with the revaluation of the carrying amount and accumulated depreciation is adjusted to equal the difference between the gross carrying amount and carrying amount after taking into consideration any accumulated impairment losses; or 2) accumulated depreciation is eliminated against the gross carrying amount of the asset. Early adoption is permitted.

07/01/2014

IAS 24 "Related Party Disclosures" – The standard is modified to include, as a related party, an entity that provides key management personnel services to the reporting entity or the Parent of the reporting entity (“the managing entity”). The reporting entity is not obliged to disclose the compensation paid to the managing entity´s employees or managers, but is required to disclose amounts charged to the reporting entity by the managing entity for key management personnel services rendered. Early adoption is permitted.	07/01/2014

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting Standards, Interpretations and Amendments, (continued)

Amendments and improvements	Mandatory for annual periods beginning on

Improvements to Information Financial Reporting Standards (2013)

Issued in December 2013.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – clarifies that when a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter of IFRS may opt to apply the older version of the standard, provided that the same standard is applied to all periods presented.

IFRS 3 “Business Combinations” – the standard is modified to clarify that IFRS 3 is not applicable to the accounting recognition of the formation of a new joint arrangement under IFRS 11. This amendment also clarifies that only the scope exemption is applied to the financial statements of the joint arrangement.

IFRS 13 “Fair Value Measurement” – clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities at their net amount applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9.

The amendment is mandatory for annual periods beginning on or after July 1, 2014. An entity must apply the amendments prospectively from the start of the first annual period in which this standard is applied.

IAS 40 “Investment Property” – the standard is modified to clarify that IAS 40 and IFRS 3 are not mutually exclusive. IAS 40 provides a guide to distinguish between investment property and properties occupied by their owners. In preparing the financial information, the application guide to IFRS 3 should be considered to determine whether the acquisition of investment property is or is a business combination. This amendment is applicable for annual periods beginning on or after July 1, 2014, but can be applied to individual acquisitions of investment property prior to such date if and only if the information required to apply the amendment is available.

07/01/2014

The adoption of the standards, amendments and interpretations described above are under evaluation and are not expected to have a significant impact on the Consolidated Financial Statements of the Company.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. hasthe ability to manage financial and operating activities, which is general are accompanied by share holdings, greater than half the voting rights. Subsidiaries are included in consolidation from the date in which control of the Company is transferred and are excluded from consolidation on the date where such control ceases. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquire either at fair value or as proportional share of net identifiable assets of the acquiree.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2013			12/31/2012
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Iodine Minera B.V. (c)	Netherlands	US$	0.0000	0.0000	0.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited (b)	Thailand	US$	0.0000	99.996	99.996	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2013			12/31/2012
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.(a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA (d)	Chile	US$	100.0000	-	100.0000	-
76.360.575-2	Orcoma SPA ( e)	Chile	US$	100.0000	-	100.0000	-

(a)	Comercial Agrorama Ltda. was consolidated given that the Company has control through the subsidiary Soquimich Comercial S.A.

(b)	During the first half of 2013 Soquimich European Holdings BV purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

(c)	During the first half of the year, Iodine Minera was absorbed into Soquimich European Holdings.

(d)	On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated into the company Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 1,500, acquiring 100% ownership.

(e)	On December 31, 2013, the subsidiary Orcoma SPA, was incorporated into the company Sociedad Quimica y Minera de Chile S.A. making a capital contribution of ThUS$ 2,358, acquiring 100% ownership.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method adding the items that represent assets, liabilities, revenues and expenses of similar content and eliminating those related to intragroup transactions.

Profit or loss dependent on companies acquired or disposed of during the year are included in consolidated profit or loss accounts consolidated from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs as issued by the International Accounting Standard Board (IASB) have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment and intangible assets and their residual value;
-	Impairment losses of certain assets, including trade receivables;
-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;
-	Provisions for commitments assumed with third parties and contingent liabilities;
-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density, moist, among others), and allowance for slow-moving spare-parts in stock;
-	Future cost for closure of mining sites;
-	The determination of the fair value of certain financial assets and derivative instruments;
-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining maturity; i.e., those maturing on a date equal to or less than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of their maturity.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Domestic entities:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2013 and December 31, 2012 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$524.61 per US$1.00 as of December 31, 2013, and Ch$479.96 per US$1.00 as of December 31, 2012.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2013 amounted to Ch$23,309.56 (US$44.43), and as of December 31, 2012 amounted to Ch$22,840.75 (US$47.59).

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Foreign entities:

The translation of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate effective on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate effective at acquisition date.

Foreign currency translation differences which arise from the effective of financial statements are recorded in the account “Foreign currency translation differences" within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	12/31/2013	12/31/2012
	US$	US$

Brazilian real	2.34	2.04
New Peruvian sol	2.75	2.75
Argentine peso	6.48	4.92
Japanese yen	105.39	86.58
Euro	0.73	0.76
Mexican peso	13.07	12.99
Australian dollar	1.12	1.05
Pound Sterling	0.61	0.62
South African rand	10.56	8.47
Ecuadorian dollar	1.00	1.00
Chilean peso	524.61	479.96
UF	44.43	47.59

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(c)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) (foreign currencies) are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured using historical cost in a foreign currency are translated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date at which the fair value is determined.

(d)	Group entities

The revenue and expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.
-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the loss or gain from the sale.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. consolidates those subsidiaries for which it exercises control. The Company has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of preparing the statement of cash flows, cash comprise cash and cash equivalents as defined above.

For the year ended December 31, 2013, the statement of cash flows was prepared using the direct method, which is a change in the method of presentation from previously issued consolidated financial statements. Prior year amounts have been restated to conform with the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model, for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IFRS 9, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.6	Financial assets, continued

Management assesses at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if, there is evidence of impairment as a result or one or more events occurred after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IFRS 9, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss, if by doing so eliminates or significantly reduces a measurement or recognition inconsistency, that would otherwise arise from the measurement of assets or liabilities or from the recognition of the gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it has at the time of the legal right to offset the amounts recognized and has the intent of net settling the related asset and liability.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time at which the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

In the case of financial liabilities, these will not be able to be reclassified.

3.11	Derivative financial instruments

Derivatives are recognized initially at fair value as of the date at which the derivatives contract is signed and subsequently they are valued at fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been specified as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)    Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)    Hedging of a specific risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a)    Fair value hedge

Changes in the fair value of a derivative are recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the associated fair value not amortized is immediately recognized in profit or loss.

(b)    Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

The amount recognized in equity is transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected transaction or firm commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished and exercised without any replacement, or if a rollover is performed or if its designation as a hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and rewards of ownership of the financial asset have been substaintially transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or the main liability associated has been legally discharged.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its risk in foreign currency. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company assesses the existence of embedded derivatives both in its contracts and financial instruments. As of December 31, 2013 and 2012, there are no embedded derivatives.

3.14	Fair value measurements

At the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)    Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.15	Lease, continued

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over its useful life or the life of the agreement, whichever is shorter.

(b)    Lease – Operating lease

Leases in which the lesser holds a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under Other non-financial assets.

These are recognized in expenses in the proportion with the period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not listed in any active market. These arise from sales operations involving the products and/or services which the Company provides directly to its customers

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.18	Inventory measurement

The Company recognizes inventories for the lower of cost and net realizable value. The cost of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price less all estimated finishing costs and costs which will be incurred in market, sales and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate charge to income when these are overstated. When the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.19	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has significant influence (associates), are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an issuer.

Under this method, the investment is recognized in the statement of financial position at cost plus changes subsequent to the acquisition based on the proportional share in the equity of the associate, using for such purposes, the interest percentage in the ownership of the associate. The associated goodwill acquired is included in the carrying amount of the investment and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated based on the percentage of interest that the Company has on such entities. Unrealized losses are also eliminated, except in the case that the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized based onthe proportional amounts with a debit or credit to “Other reserves” and classified based on their origin.

Reporting dates of the associate and the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of investment or losses are reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 – Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations in regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

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

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 – Significant accounting policies (continued)

3.22	Property, plant equipment, continued

2.     The future costs that the Company will have to incur related to the closure of its facilities at the end of their useful life are included at the present value of disbursements expected to be required to settle the obligation.

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

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management it has been concluded that the carrying value of assets does not exceed the net recoverable value of such assets.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

3.24	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)     Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.24	Intangible assets, continued

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent perpetual legal rights granted to the Company, they are not amortized, however, they are evaluated for impairment annually.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the duration of the contract.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession right

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties not associated with the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2013 and December 31, 2012, and December 31, 2011.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights acquired both from the Chilean Government and from third parties, which are intended for the exploitation and development of caliche ore and saltpeter deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits associated with commercially viable reserves as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation
-	Disbursements for drilling work and sampling
-	Disbursements for activities related to technical assessment and commercial studies, and of drilling work
-	Disbursement directly related to specific projects associated with finding mining resources.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.27	Prospecting expenses, continued

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is recorded directly as an expense. Otherwise, it is kept in the other non-current assets, reclassifying the portion related to the area to be exploited in the year in the entry inventories and this amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification are due to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as main raw material.

Paragrap17 of IFRS 6 establishes that an asset for exploitation and evaluation should be classified as such when it loses the technical feasibility for extraction and therefore, must be impaired. Because disbursements correspond to reserves used as main raw material in our production processes these costs are presented as inventories that will be developed within the commercial year, with the remainder as presented as development and exploration costs, and Other non-current assets.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.28	Impairment of non-financial assets

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

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

As of December 31, 2013, as explained in Note 14 the Company has recorded an impairment loss. As of December 31, 2012 and December 31, 2011, the Company was unaware of any indication of impairment with respect to its assets.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there exists impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended December 31, 2013, except when the Company records unabsorbed losses from prior years.

However, the Company defines as policy the distribution of 50% of its profit for the year ended December 31, 2013.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that an outflow of resources will be required to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

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

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are established in accordance with current collective bargaining agreements and individual employment contracts, except for the United States, which is regulated in accordance with pension plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees salaries, as well as the effects on variations in services derived from variations in the inflation rate. This considering criteria in force contained in IAS 19 revised.

Actuarial gains and losses that may be generated by variations in defined pre-established obligations are directly recorded in profit or loss for the year and not within Other comprehensive income considering their insignificant amount.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended December 31, 2013 and December 31, 2012.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2013 and 2012. The net balance of this obligation is presented under the non-current provisions for employee benefits.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a debit to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note No.16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, when it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)     Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, and there is no pending obligation that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or collected by customers, and when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.36	Revenue recognition, continued

(b)     Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)     Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)     Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as time deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest expense in bank borrowings, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets using the effective interest rate related to the project’s specific financing; if none exists, the average financing rate of the subsidiary that makes the investment if used.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

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

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income or in the consolidated statement of financial position, based on the origin of the gains or losses which generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or part of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized are evaluated and recognized in a way that future taxable income will allow for the recovery of the deferred tax asset.

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

Deferred tax assets and liabilities are offset if there is a legal right to offset tax assets against tax liabilities and the deferred tax is related to the same tax entity and tax authority.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 3 - Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and to make the decision on how to allocate resources for this purpose.

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

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

3.40	Environment

In general, the Company follows the criteria of considering amounts spent on environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, depending on the case.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management

4.1	Financial risk management policy

The Financial Risk Management Policy of the Company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and Subsidiaries in relation to all such relevant components of the financial uncertainty.

The operations of the Company are subject to certain financial risk factors that may affect the financial position or results of the same. Among these risks, the most relevant are market risk, liquidity risk, currency risk, bad debt risk, and interest rate risk

There may be additional risks that are currently unknown to us or other known risks that we currently believe are not significant, which could also affect the commercial operations, the business, the financial position or the results of the Company.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. The Management, in particular the Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to cover a significant portion of these risks.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2	Risk factors

4.2.1	Market risk

Market risks are those uncertainties associated with fluctuations in market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk: The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose SQM to risks related to economic conditions and trends in those countries. On the other hand, inventories may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk: The prices of the products of the Company are affected by the fluctuations of international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial condition and operational results.

c)	Commodity Price risk: The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

Currently, the Company has a direct annual expense close to US$140 million on account of petrol, gas and equivalents and close to US$54 million on account of electricity.

Variations of 10% in the prices of energy the Company required to operate, may involve in the short-term movements in costs of approximately US$17 million.

As expressed in the Company’s 2012 annual report, the markets in which the Company operates are unpredictable, are exposed to significant variations in supply and demand, and have volatile prices. Additionally, the supply of certain fertilizers or chemical products, including certain products which the Company trades, vary mainly depending on the production of the top producers and their respective business strategies. Therefore, the Company cannot predict with certainty changes in demand, the responses of the competition, and the fluctuations in the final price of its products. These factors can lead to significant impacts on sale volumes of its products, the financial situation of the Company and its share price.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2.1	Market risk, continued

d)	Quality standards: In those markets where we operate, customers might impose quality standards for our products and/or governments could enact more stringent for the distribution and/or use of our products. As a result, we could not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet the new standards. Not being able to sell our products in one or more markets or to significant customers might significantly affect our business, financial position or the results of our operations.

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially negative effects in the financial position of our clients may extend the receivables collection time for SQM, increasing the bad debt exposure. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

To mitigate these risks, SQM actively controls debt collection and uses measures such as, loan insurance, letters of credit, and prepayments as a part of trade receivables.

4.2.3	Currency risk

As a result of its influence in determining price level, of its relationship with sales costs and due to the fact that a significant part of the business of the Company is carried out in that in United States Dollar, this is the functional currency of the Company. However, the global business activities of the Company expose create exposure to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, SQM has hedge contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically updated depending upon the mismatch amount to be covered in these currencies. Occasionally and subject to the Board of Directors’ approval, the Company insures cash flows from certain items in currencies other than U.S. dollar at shortterm.

A significant portion of the costs of the Company, particularly payroll, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate against the dollar would affect the net income of SQM. Approximately US$ 470 million cost of the Company are related to the Chilean peso. A significant part of the effect of such obligations in the statement of financial position is covered by operations of derivative instruments that hedge the mismatch of balance in this currency.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2.3	Currency risk, continued

As of December 31, 2012, the Company had derivative instruments classified as hedges against currency and interest rate associated with all the obligations denominated bonds both in Chilean pesos and UF, with a fair value of US$ 100.6 million. As of December 31, 2013, this value amounts to US$ 23.6 million, both in favor of SQM.

As of December 31, 2013, the Chilean peso to US dollar Exchange rate was Ch$ 524.61 per US$1.00, and as of December 31, 2012 it was Ch$ 479.96 per US$ 1.00.

4.2.4	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long-term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of December 31, 2013, approximately 16% of the Company’s financial obligations are valued at LIBOR; therefore significant increases in the rate may impact its financial position. A 100 base point variation in this rate may trigger variations in the financial expenses close to US$ 1 million. Notwithstanding, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of December 31, 2013, the Company's financial debt is mainly in the long-term, with 21% with maturities of less than 12 months which decreases the exposure to changes in the interest rates.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 4 - Financial risk management (continued)

4.2.5	Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst other.

The company has an important capital expenditure program which is subject to change over time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long-term and may affect SQM’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and results of operations of the Company.

SQM constantly monitors obligations and investments to ensure they match, taking care of the obligations and investments maturities from a conservative perspective as part of its financial risk management and strategy. As of December 31, 2013, the Company had non-committed and available bank credit lines for working capital for a total of approximately US$555 million.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 5 - Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2013, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated classified statements of financial position as of December 31, 2013 and December 31, 2012 and the statements of comprehensive income, equity and cash flows for the periods ended December 31, 2013 and December 31, 2012, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Assets	4,269,749	3,908,259
Liabilities	(1,893,129)	(1,775,476)
Assets (liabilities)	2,376,620	2,132,783

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can hold more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.9% as of December 31, 2013 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

   Notes to the Consolidated Financial Statements as of December 31, 2013

6.3	Joint arrangements of controlling interest, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.65
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.90

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2013 and December 31, 2012 the general information of the companies on which the Company exercises control and significant influence is as follows:

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6382	60.6382
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (a)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical.Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Sint Pietersvliet 7 bus 8, 2000. Antwerp	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	0.0013	99.9987	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
Iodine Minera B.V. (b)	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

(a)	Comercial Agrograma is 70% owned by Soquimich Comercial S.A.
(b)	During the first half of 2013, Iodine Minera was absorbed by Soquimich European Holding B.V.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non-controlling interests
		12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(3,389)	(4,890)	8,806	9,817	4,400	1,764
SQM Indonesia S.A.	20%	-	-	16	-	-	-
SQM Nitratos México S.A. de C.V.	0%	-	-	-	5	-	-
Soquimich Comercial S.A.	39.3616784%	(4,051)	(3,367)	46,448	44,476	2,026	-
Comercial Agrorama Ltda.	30%	(18)	56	351	364	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
SQM (Thailand) Limited	0.004%	-	-	-	-	-	-
Total		(7,458)	(8,201)	55,621	54,662	6,426	1,764

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	490,084	124,966	525,924	15,545	184,487	18,434	18,434
Proinsa Ltda.	200	1	-	-	-	(2)	(2)
SQMC Internacional Ltda.	266	-	-	-	-	(1)	(1)
SQM Potasio S.A.	109,408	1,049,628	3,411	15,749	2,052	184,948	185,458
Serv. Integrales de Tránsito y Transf. S.A.	348,685	86,935	389,980	8,423	50,135	6,149	6,149
Isapre Norte Grande Ltda	916	829	924	192	4,192	28	334
Ajay SQM Chile S.A.	22,720	1,232	5,226	755	67,413	6,916	6,916
Almacenes y Depósitos Ltda.	362	50	1	-	-	(11)	(40)
SQM Salar S.A.	678,215	1,000,954	453,864	216,110	792,109	206,745	206,679
SQM Industrial S.A.	1,110,303	820,831	872,216	79,021	925,167	64,602	61,547
Exploraciones Mineras S.A.	477	31,537	4,765	-	-	(312)	(312)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	762	243	322	556	2,276	31	46
Soquimich Comercial S.A.	143,515	22,582	47,121	973	214,350	10,291	10,162
Comercial Agrorama Ltda.	15,450	2,148	16,314	114	16,009	61	62
Comercial Hydro S.A.	8,302	134	124	72	109	370	370
Agrorama S.A.	15,722	568	16,074	36	16,122	37	37
Orcoma SpA	2	2,356	-	-	-	-	-
Orcoma Estudio SpA	2	-	-	-	-	-	-
SQM North América Corp.	214,359	17,058	197,077	1,781	365,691	(4,763)	(3,751)
RS Agro Chemical Trading Corporation A.V.V.	5,204	-	-	-	-	(9)	(9)
Nitratos Naturais do Chile Ltda.	3	254	4,695	-	-	278	278
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	93,936	3,725	-	-	10,441	7,377
SQM Perú S.A.	578	1	1,190	-	1	(191)	(191)
SQM Ecuador S.A.	10,644	81	10,533	42	25,475	(1,224)	(1,224)
SQM Brasil Ltda.	680	40	851	-	802	88	88
SQI Corporation N.V.	-	19	62	-	-	(1)	(2)
SQMC Holding Corporation L.L.P.	11,978	16,394	1,000	-	-	5,267	5,267
SQM Japan Co. Ltd.	1,948	263	234	494	2,468	(283)	(283)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	316,396	383	280,092	-	677,497	1,608	1,608
SQM Italia SRL	1,421	-	18	-	-	-	-
SQM Indonesia S.A.	4	-	(76)	-	-	-	-
North American Trading Company	160	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,828	14,374	14,828	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	88,252	1,427	61,534	-	178,180	4,724	4,724
SQM Investment Corporation N.V.	62,496	282	36,805	851	50	1,097	1,097
Royal Seed Trading Corporation A.V.V.	240,231	442	83,606	170,000	-	(2,537)	(1,904)
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	414	-	218	-	-	(49)	(49)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	(38)	(38)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	153	-	795	127	3,243	(7)	(7)
SQM Nitratos México S.A. de C.V.	26	4	23	4	186	(7)	(7)
Soquimich European Holding B.V.	79,966	96,670	93,496	987	-	8,849	5,785
SQM Iberian S.A	101,299	70	101,757	-	166,087	66	66
SQM Africa Pty Ltd.	55,635	729	47,932	-	109,968	1,611	1,611
SQM Oceanía Pty Ltd.	4,251	-	811	-	3,542	51	51
SQM Agro India Pvt. Ltd.	7	-	2	-	-	(2)	(2)
SQM Beijing Commercial Co. Ltd.	2,415	80	301	-	9,915	(1,164)	(1,164)
SQM Thailand Limited	7,052	36	4,510	-	4,379	(787)	(787)
Total	4,187,933	3,387,691	3,284,824	511,832	3,821,905	521,301	514,370

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2012				12/31/2012
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	610,140	125,407	519,148	15,721	366,936	148,768	148,768
Proinsa Ltda.	220	1	-	-	-	-	10
SQMC Internacional Ltda.	292	-	-	-	-	2	15
SQM Potasio S.A.	19,134	1,130,587	1,013	13,293	10,172	259,578	259,578
Serv. Integrales de Tránsito y Transf. S.A.	272,955	84,635	319,214	7,308	47,861	4,330	4,330
Isapre Norte Grande Ltda.	786	742	672	201	4,517	263	297
Ajay SQM Chile S.A.	25,125	1,137	5,454	772	64,806	9,980	9,980
Almacenes y Depósitos Ltda.	398	54	1	-	-	(11)	35
SQM Salar S.A.	700,153	911,055	315,982	148,687	933,061	318,275	318,404
SQM Industrial S.A.	1,273,599	714,896	997,339	73,112	1,027,856	93,488	93,329
Exploraciones Mineras S.A.	469	31,475	4,383	-	-	(236)	(236)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	890	148	362	540	320	17	26
Soquimich Comercial S.A.	167,089	19,373	72,651	819	239,909	8,555	8,555
Comercial Agrorama Ltda.	15,515	1,693	15,868	128	14,842	(185)	(135)
Comercial Hydro S.A.	7,882	218	135	95	110	430	430
Agrorama S.A.	14,086	164	14,039	54	11,886	47	47
SQM North America Corp.	303,666	16,070	281,313	2,190	441,315	23,736	23,736
RS Agro Chemical Trading Corporation A.V.V.	5,214	-	-	-	-	(10)	(10)
Nitratos Naturais do Chile Ltda.	8	282	5,005	-	-	(284)	(284)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	86,348	3,724	-	-	(3,314)	(3,314)
SQM Peru S.A.	867	37	1,215	-	321	(165)	(165)
SQM Ecuador S.A.	19,321	99	18,029	35	23,753	244	244
SQM Brasil Ltda.	672	51	942	-	965	78	78
SQI Corporation N.V.	-	17	43	-	-	(8)	(8)
SQMC Holding Corporation L.L.P.	5,685	18,912	1,657	-	-	2,422	2,422

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2012				12/31/2012
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Japan Co. Ltd.	2,190	286	166	544	2,476	(125)	(125)
SQM Europe N.V.	391,321	269	356,718	-	853,143	(14,928)	(14,928)
SQM Italia SRL	1,360	-	17	-	-	-	28
SQM Indonesia S.A.	5	-	1	-	-	-	-
North American Trading Company	160	145	39	-	-	-	-
SQM Virginia LLC	14,829	14,375	14,829	-	-	-	-
SQM Comercial de México S.A. de C.V.	77,811	1,280	55,509	163	172,412	3,254	3,254
SQM Investment Corporation N.V.	63,933	331	39,426	813	4,551	743	743
Royal Seed Trading Corporation A.V.V.	241,921	786	13,736	240,000	-	(2,435)	(2,435)
SQM Lithium Specialties LLP	15,782	3	1,264	-	-	-	-
Soquimich SRL Argentina	422	-	176	-	-	(39)	(39)
Comercial Caimán Internacional S.A.	333	-	1,147	-	-	(58)	(58)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	50	-	683	128	2,457	127	127
SQM Nitratos México S.A. de C.V.	29	4	19	4	153	-	-
Soquimich European Holding B.V.	70,432	108,680	102,950	-	-	(4,932)	(4,171)
SQM Iberian S.A	81,420	9	81,883	-	169,202	(2,136)	(2,136)
Iodine Minera B.V.	16,929	-	1	-	2,792	3,708	3,708
SQM Africa Pty Ltd.	97,915	212	91,369	-	97,974	(2,921)	(2,921)
SQM Oceania Pty Ltd.	5,621	-	1,613	-	4,669	755	755
SQM Agro India Pvt. Ltd.	17	-	11	-	-	(38)	(38)
SQM Beijing Commercial Co. Ltd.	3,512	123	1,779	-	12,674	1,621	1,621
Total	4,536,248	3,269,910	3,341,639	504,607	4,511,133	848,596	849,517

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 6 - Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions carried out in 2013

On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated into the company with Sociedad Quimica y Minera de Chile S.A. making a capital contribution of US$ 1,500, acquiring 100% ownership.

On December 31, 2013, the subsidiary Orcoma SPA was incorporated into the company with Sociedad Quimica y Minera de Chile S.A. made a capital contribution of ThUS$ 2,358, acquiring 100% ownership.

On March 25, 2013, SQM Industrial S.A. increased by ThUS$ 1,500 the capital of its subsidiary SQM Beijing Commercial Co. Ltd.

During the first half of the year Iodine Minera was absorbed into Soquimich European Holdings.

During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

Transactions conducted in 2012

On November 30, 2012, SQM S.A. transferred and made a capital contribution of the 99% of the ownership interest in Minera Nueva Victoria Limitada to SQM Potasio S.A.; therefore, SQM Potasio S.A. obtains 100% of the ownership. As a result of the above, Minera Nueva Victoria Limitada merged into SQM Potasio S.A., which generates the dissolution of Minera Nueva Victoria Limitada.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 - Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2013 and December 31, 2012, cash and cash equivalents are detailed as follows:

a) Cash	12/31/2013	12/31/20121
	ThUS$	ThUS$

Cash on hand	119	90
Cash in banks	29,671	41,541
Other demand deposits	3,625	833
Total cash	33,415	42,464

b) Cash equivalents	12/31/2013	12/31/2012
	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	158,208	139,943
Short-term investments, classified as cash equivalents	284,999	141,946
Total cash equivalents	443,207	281,889

Total cash and cash equivalents	476,622	324,353

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 - Cash and cash equivalents (continued)

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2013 and December 31, 2012, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2013 ThUS$	12/31/2012 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	95,941	47,408
BlackRock - Institutional US Dollar Liquidity Fund	94,726	47,490
JP Morgan US dollar Liquidity Fund Institutional	94,332	47,048
Total	284,999	141,946

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes as cash equivalents in the U.S. market.

7.3	Information on cash and cash equivalents by currency

As of December 31, 2013 and December 31, 2012, information on cash and cash equivalents by currency is detailed as follows:

Original currency	12/31/2013	12/31/2012
	ThUS$	ThUS$
Chilean Peso (*)	25,391	76,712
U.S. dollar	430,263	234,181
Euro	9,230	3,601
Mexican Peso	429	720
South African Rand	7,229	7,421
Japanese Yen	1,435	1,369
Peruvian Sol	2	75
Brazilian Real	73	20
Chinese Yuan	384	181
Indonesian Rupiah	4	5
Indian rupee	7	-
Thai baht	2,161	-
Pound sterling	14	68
Total	476,622	324,353

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 - Cash and cash equivalents (continued)

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2013 and December 31, 2012, the Company has no significant cash balances with any type of restriction.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 7 - Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	31/12/2013 ThUS$	31/12/2012 ThUS$
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002	-
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002	-
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002	-
Banco Crédito e Inversiones	Fixed term	US$	0.40	12/16/2013	01/16/2014	20,000	3	20,003	37,725
Banco Crédito e Inversiones	Fixed term	US$	0.48	12/16/2013	02/06/2014	20,000	4	20,004	-
Banco Crédito e Inversiones	Fixed term	US$	0.50	10/17/2013	01/03/2014	10,093	10	10,103	-
Banco Crédito e Inversiones	Fixed term	US$	0.58	12/16/2013	03/11/2014	20,000	5	20,005	-
Banco Crédito e Inversiones	Fixed term	Ch$	0.37	12/30/2013	01/13/2014	4,384	-	4,384	-
Banco Crédito e Inversiones	Fixed term	Ch$	0.38	12/27/2013	01/09/2014	4,193	2	4,195	-
Banco Santander - Santiago	Fixed term	US$	0.48	12/09/2013	01/23/2014	20,314	6	20,320	36,946
Banco Santander - Santiago	Fixed term	US$	0.52	12/04/2013	01/03/2014	10,104	4	10,108	-
Banco Santander - Santiago	Fixed term	Ch$	0.43	10/21/2013	01/03/2014	14,352	148	14,500	-
IDBI Bank	Fixed term	Indian rupee	-	12/31/2013	03/31/2014	2	-	2	2
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	444	-	444	51,770
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	640	-	640	-
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	1,301	-	1,301	-
ABN Amro Bank	Fixed term	Euro	-	12/31/2013	01/31/2014	2,193	-	2,193	-
Banco Security	Fixed term	US$	-	-	-	-	-	-	3,501
Corpbanca	Demand deposit	US$	-	-	-	-	-	-	9,999

Total						158,020	188	158,208	139,943

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 8 - Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2013	12/31/2012
	ThUS$	ThUS$

Raw material reserves	8,552	8,675
Supplies for production reserves	42,366	37,919
Products-in-progress reserves	400,824	405,382
Finished product reserves	503,788	438,603
Total	955,530	890,579

Inventory provisions recognized as of December 31, 2013 amount to ThUS$97,248, and ThUS$72,687 as of December 31, 2012. Inventory provisions have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

The total amount recorded as cost of sale related to inventory in the statement of income amounts to ThUS$1,314,276 and to ThUS$1,093,075 as of December 31, 201 and 2012, respectively.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2013	12/31/2012
	ThUS$	ThUS$

Raw material reserves	93	93
Supplies for production reserves	500	500
Products-in-progress reserves	65,768	46,635
Finished product reserves	30,887	25,459

Total	97,248	72,687

The Company has not delivered inventory as collateral for the periods indicated above.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2013, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.9% as of December 31, 2013 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.2	Relationship between the Parent and the entity

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.65
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.90

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2013 and December 31, 2012, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	Iodine Minera B.V. (a)	The Netherlands	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited (b)	Thailand	US$	Subsidiary

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2013 and December 31, 2012, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA (c )	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA ( d )	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Spain	Spain	Euro	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Other related parties
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

(a)	During the first half of 2013 Iodine Minera S.A. was absorbed into Soquimich European Holdings B.V.

(b)	During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of the company.

(c)	On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated into the company Sociedad Química y Minera de Chile S.A. making a capital contribution of US$ 1,500, acquiring 100% ownership.

(d)	On December 31, 2013, the subsidiary Orcoma SPA was incorporated into the company Sociedad Química y Minera de Chile S.A. making a capital contribution of ThUS$ 2,358, acquiring 100% ownership.

   Notes to the Consolidated Financial Statements as of December 31, 2013

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2013 and December 31, 2012, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2013 and December 31, 2012, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	13,844	9,587	26,748
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Other Transactions	740	-
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	35,884	37,232	27,743
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	5,093	3,564	824
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	40,605	42,081	47,501
Foreign	Ajay North America LLC.	Associate	United States	Dividends	10,437	10,175	1,499
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	7,908	6,285	8,234
Foreign	Charlee SQM Thailand Co.Ltd.	Associate	Thailand	Sale of products	5,669	10,203	7,355
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,186	1,472	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.4	Detail of related parties and transactions with related parties, continued

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	892	1,052	491
96.529.340-k	Norte Grande S.A.	Other related parties	Chile	Sale of services	140	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	77,176	123,581	138,818
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	52,901	40,518	34,514
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	21,255	26,123	13,608
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	17,908	10,930	2,287
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	289	120	1,562
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of services	98	-	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	56,254	-	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	282	62	-
Foreign	Coromandel SQM	Joint venture	India	Sale of products	5,242	2,300	-
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	Joint venture	China	Sale of services	148	-	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	1,624	-	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	147	303
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	331	6,098
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	11	-
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,974	4,775
Foreign	Ajay North America LLC.	Associate	United States	US$	4,166	4,633
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	2,958	1,805
Foreign	Kowa Company Ltd.	Other related parties	Japan	US$	22,960	29,929
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related parties	Chile	US$	8	8
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd	Joint venture	China	US$	-	27
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	18,205	27,903
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	17,840	18,143
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	4,553	1,478
Foreign	Coromandel SQM	Joint venture	India	Indian rupee	2,271	756
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	47,910	4,000
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	363	844
Foreign	Coromandel Internacional	Other related parties	India	Indian rupee	-	670
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	436	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	760	-
Foreign	SQM Vitas Plantacote B.V	Joint venture	Dutch Antilles	Euro	133	-
Total to-date					128,026	101,372

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$

Foreign	SQM Vitas Fzco.	Joint ventures	United Arab Emirates	Arab Emirates dirham	-	19
Total as of to-date					-	19

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

As of December 31, 2013, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2013.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of profit for the period effectively earned by the Company during fiscal years 2013.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2013.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2013 amount to ThUS$4,827 (ThUS$ 3,973 as of December 31, 2012).

2.1.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2013.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

3)	No guarantees have been constituted in favor of the directors.

4)	Senior management compensation

As of December 31, 2013, the global compensation paid to the 117 main executives amounts to ThUS$24,150 (ThUS$32,888 as of December 31, 2012). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2013 and the year ended December 31, 2012 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is member of the Ultramar Group. During the period ended December 31, 2013, the amount of operations with this Group is approximately ThUS$16,850 (ThUS$22,577 as of December 31, 2012).

9.8	Key management personnel compensation

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Key management personnel compensation	24,150	32,888

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2013 ThUS$	12/31/2012 ThUS$

Other current financial assets (1)	431,883	244,161
Derivatives (2)	3,283	680
Hedging assets, current	25,007	71,262
Total other current financial assets	460,173	316,103

Other non-current financial assets	95	107
Hedging assets, non-current	-	29,385
Total other non-current financial assets	95	29,492

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	12/31/2013 ThUS$	12/31/2012 ThUS$
Banco Santander	131,534	41,691
BBVA	80,206	31,579
Banco de Crédito e Inversiones	79,530	82,145
Banco de Chile	42,095	42,992
Corpbanca	61,244	10,499
Banco Scotiabank	-	25,141
Banco Itaú	30,207	10,114
Banco Security	7,067	-
Total	431,883	244,161

10.2	Trade and other receivables, current and non-current

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	314,151	-	314,151	490,770	-	490,770
Prepayments	12,127	-	12,127	14,046	-	14,046
Other receivables	4,714	1,282	5,996	5,800	1,311	7,111
Total trade and other receivables	330,992	1,282	332,274	510,616	1,311	511,927

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

	12/31/2013			12/31/2012
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	330,052	(15,901)	314,151	507,562	(16,792)	490,770

Trade receivables, current	330,052	(15,901)	314,151	507,562	(16,792)	490,770

Prepayments, current	14,927	(2,800)	12,127	14,046	-	14,046
Other receivables, current	6,663	(1,949)	4,714	7,801	(2,001)	5,800

Current trade and other receivables	351,642	(20,650)	330,992	529,409	(18,793)	510,616

Other receivables, non-current	1,282	-	1,282	1,311	-	1,311

Non-current receivables	1,282	-	1,282	1,311	-	1,311

Total trade and other receivables	352,924	(20,650)	332,274	530,720	(18,793)	511,927

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2013 and December 31, 2012, the detail of the unsecuritized portfolio is as follows:

12/31/2013
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,175	1,055	515	395	332	304	303	294	312	1,817	8,502
Portfolio under no renegotiated terms	269,970	29,722	4,144	432	572	210	1,138	118	8,955	8,371	323,632
Number of customers under renegotiated terms portfolio	42	8	2	2	3	1	5	6	12	113	194

Portfolio under renegotiated terms, gross	2,964	79	15	69	42	13	87	85	447	2,619	6,420

Total gross portfolio	272,934	29,801	4,159	501	614	223	1,225	203	9,402	10,990	330,052

12/31/2012
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,591	2,228	539	400	367	303	319	268	301	33,380	40,696
Portfolio under no renegotiated terms	408,390	20,030	1,216	46,079	38	56	332	9,816	469	11,466	497,892
Number of customers under renegotiated terms portfolio	75	13	6	9	-	5	6	11	10	210	345

Portfolio under renegotiated terms, gross	4,166	91	43	189	-	73	63	324	325	4,396	9,670

Total gross portfolio	412,556	20,121	1,259	46,268	38	129	395	10,140	794	15,862	507,562

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

Movement in the allowances is as follows:

Allowance and write-offs	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$

Balance at January 1	18,793	18,673	18,882
Provisions for impairment and other adjustments	2,377	1,518	3,079
Write-offs for the period	(520)	(1,398)	(3,228)
Balance as of December 31	20,650	18,793	18,673

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2013, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$555,303 as of December 31, 2012 such contracts amounted to ThUS$515,156, and as of December 31, 2011, such contracrs amounted to thUS$405,486.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2013	23,602	(45,312)	(3,307)	661	(2,646)

December 31, 2012	100,647	49,853	(18,419)	3,684	(14,735)

December 31, 2011	56,108	(39,718)	(12,184)	2,104	(10,080)

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2013	1,339	(93)	(1,153)	-	(1,153)

December 31, 2012	1,879	27	(1,786)	-	(1,786)

December 31, 2011	270	(120)	(150)	-	(150)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of December 31, 2013, 2012 and 2011.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
C	66,710	UF	12/01/2026
G	33,673	Chilean peso	01/05/2014
H	191,638	UF	01/05/2018
I	56,041	UF	04/01/2014
J	92,440	Chilean peso	04/01/2014
M	46,463	UF	02/01/2017
O	68,338	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge against the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

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

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. To date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2013 and December 31, 2012, the detail is as follows:

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	171,347	309,489	480,836	122,373	379,119	501,492
Obligations with the public	227,652	1,106,496	1,334,148	20,135	1,067,075	1,087,210
Derivatives	1,088	-	1,088	8,456	-	8,456
Hedging liabilities	1,339	1,405	2,744	1,879	-	1,879
Total	401,426	1,417,390	1,818,816	152,843	1,446,194	1,599,037

Current and non-current borrowings

As of December 31, 2013 and December 31, 2012, the detail is as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Long-term borrowings	309,489	379,119

Short-term borrowings	100,135	120,921
Current portion of long-term borrowings	71,212	1,452
Short-term loans and current portion of long-term borrowings	171,347	122,373
Total borrowings assumed	480,836	501,492

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of December 31, 2013 and December 31, 2012, the detail of this caption is as follows:

Debtor			Creditor							12/31/2013 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.65%	0.65%	3	20,000	20,003
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.47%	0.47%	7	20,000	20,007
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%	1,012	-	1,012
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.61%	0.61%	20,033	-	20,033
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%	11	20,000	20,011
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.75%	0.75%	-	20,081	20,081
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%	-	120	120
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%	-	10,014	10,014
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.24%	189	50,000	50,189
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.73%	1.41%	-	139	139
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.37%	1.01%	-	10,108	10,108
										21,255	150,462	171,717
Borrowing costs										(26)	(344)	(370)
Total										21,229	150,118	171,347

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor							12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.70%	1.70%	-	20,175	20,175
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	-	20,017	20,017
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	1,139	-	1,139
79.626.800-K	SQM Salar S.A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US$	Upon maturity	1.90%	1.90%	-	20,243	20,243
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.03%	1.03%	20,153	-	20,153
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	141	141
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	20	20
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	-	235	235
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	-	164	164
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	140	140
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%	-	20,172	20,172
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.04%	1.04%	20,162	-	20,162
Total										41,454	81,307	122,761
Borrowing costs										(26)	(362)	(388)
Total										41,428	80,945	122,373

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2013 and December 31, 2012, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor							Periodicity				12/31/2013 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2014	US$	Semiannual	Upon maturity	6.32%	6.13%	-	2,586	2,586
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%	-	2,674	2,674
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2014	US$	Semiannual	Upon maturity	3.87%	3.63%	-	2,658	2,658
93.007.000-9	SQM S.A	Chile	446	C	06/01/2014	UF	Semiannual	Semiannual	4.44%	4.00%	-	6,951	6,951
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	$	Semiannual	Upon maturity	7.50%	7.00%	41,377	-	41,377
93.007.000-9	SQM S.A	Chile	564	H	01/05/2014	UF	Semiannual	Semiannual	5.10%	4.90%	4,207	-	4,207
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%	-	67,144	67,144
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	$	Semiannual	Upon maturity	6.23%	5.50%	-	100,466	100,466
93.007.000-9	SQM S.A	Chile	700	M	02/01/2014	UF	Semiannual	Upon maturity	3.62%	3.30%	606	-	606
93.007.000-9	SQM S.A	Chile	699	O	02/01/2014	UF	Semiannual	Upon maturity	3.95%	3.80%	1,045	-	1,045
			Total								47,235	182,479	229,714
			Bond issuance costs								(335)	(1,727)	(2,062)
			Total								46,900	180,752	227,652

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4 Financial liabilities, continued

Debtor							Periodicity				12/31/2013 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date Payment of interest	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	4/15/2013	US$	Semiannual	Upon expiration	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	4/21/2013	US$	Semiannual	Upon expiration	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	6/1/2013	UF	Semiannual	Semiannual	4.44%	4.00%	-	7,464	7,464
93.007.000-9	SQM S.A	Chile	563	G	7/5/2013	Ch$	Semiannual	Upon expiration	7.50%	7.00%	1,465	-	1,465
93.007.000-9	SQM S.A	Chile	564	H	7/5/2013	UF	Semiannual	Semiannual	5.10%	4.90%	4,484	-	4,484
93.007.000-9	SQM S.A	Chile	563	I	4/1/2013	UF	Semiannual	Upon expiration	3.35%	3.00%	-	532	532
93.007.000-9	SQM S.A	Chile	563	J	4/1/2013	Ch$	Semiannual	Upon expiration	6.23%	5.50%	-	1,470	1,470
93.007.000-9	SQM S.A	Chile	700	M	8/1/2013	UF	Semiannual	Upon expiration	3.62%	3.30%	644	-	644
93.007.000-9	SQM S.A	Chile	699	O	8/1/2013	UF	Semiannual	Upon expiration	3.95%	3.80%	1,110	-	1,110
			Total								7,703	14,710	22,413
			Bond issuance costs								(473)	(1,805)	(2,278)
			Total								7,230	12,905	20,135

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2013 and December 31, 2012 are detailed as follows:

Debtor			Creditor							12/31/2013 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.41%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%	40,000	-	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%	40,000	-	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.37%	1.01%	40,000	-	-	40,000
Total										170,000	140,000	-	310,000
	Borrowings costs									(441)	(70)	-	(511)
Total										169,559	139,930	-	309,489

Debtor			Creditor							12/31/2012 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
	Borrowings costs									(235)	(646)	-	(881)
Total										99,765	279,354	-	379,119

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2013 and December 31, 2012 is detailed as follows:

Debtor							Periodicity					12/31/2013 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%	200,000	-	-	200,000
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.87%	3.63%	-	-	300,000	300,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%	13,328	13,328	53,322	79,978
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.10%	4.90%	-	-	177,729	177,729
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%	-	44,432	-	44,432
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%	-	-	66,648	66,648
			Total								213,328	57,760	847,699	1,118,787
			Bond issuance costs								(737)	(593)	(10,961)	(12,291)
			Total								212,591	57,167	836,738	1,106,496

Debtor							Periodicity					12/31/2013 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%	14,280	14,280	64,260	92,820
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	7.5%	4.90%	-	-	190,401	190,401
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semiannual	Upon maturity	5.10%	7.00%	43,764	-	-	43,764
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%	71,400	-	-	71,400
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semiannual	Upon maturity	6.23%	5.50%	108,368	-	-	108,368
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%	-	47,600	-	47,600
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%	-	-	71,400	71,400
			Total								237,812	261,880	576,061	1,075,753
			Bond issuance costs								(631)	(1,420)	(6,627)	(8,678)
			Total								237,181	260,460	569,434	1,067,075

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 31th of December 2013 and the 31st of December 2012, short term bonds of MUS$ 227,652 and MUS$ 20,135 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,106,496 on the 31th December 2013 and MUS$1,067,075 on the 31st December 2012, corresponding to the issuance of series C bonds, Single series bonds (ThUS$ 200), series G bonds, series H bonds, series I bonds, series J bonds, second issue single series bonds (ThUS$ 250), series M bonds, series O bonds and third issue single series bonds (ThUS$ 300), excluding debt issue costs.

As of December 31, 2013 and December 31, 2012, the details of each issuance are as follows

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2013 and December 31, 2012, and December 31 2011, the Company has made the following payments towards the Series C bonds:

Payments made	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
Principal	6,780	6,858	6,678
Interest payment	3,694	4,004	4,169

Single series first issue ThUS$200,000

On April 5, 2006, the Company issued Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2013 and December 31, 2012, and December 31 2011, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
Payments of interest	12,250	12,250	12,250

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January, 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was issued at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2013 and December 31, 2012, and December 31 2011, the Company has made the following payments on the Series G and H bonds:

Payments made	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
Payments of interest, Series G bonds	2,962	2,845	3,094
Payments of interest, Series H bonds	9,062	8,565	8,989

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was issued at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was issued at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of December 31, 2013 and December 31, 2012, and December 31 2011, the Company has made the following payments with on the Series J and I bonds:

Payments made	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
Payment of interest, Series J bonds	5,790	5,879	5,665
Payment of interest, Series I bonds	2,106	2,100	1,954

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% for the purpose of refinancing long-term liabilities.

As of December 31, 2013 and December 31, 2012 the detail of payments charged to the line of single series bond, second issue is as follows:

Payments made	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
Interest payment	13,750	13,750	13,750

Series “M” and “O” bonds

In April 2012, the Company issued two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was issued at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was issued at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2013, and December 31, 2012 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2013	12/31/2012
	ThUS$	ThUS$
Payment of interest, Series M bonds	1,522	765
Payment of interest, Series O bonds	2,626	1,320

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued in the United States a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

Payments made	12/31/2013	12/31/2012
	ThUS$	ThUS$
Payment of interest	5,438	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.5	Trade and other payables

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	150,322	-	150,322	207,429	-	207,429
Deferred income	-	-	-	-	-	-
Retained (or accrued)	638	-	638	515	-	515
Total	150,960	-	150,960	207,944	-	207,944

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2013, the Company has purchase orders amounting to ThUS$29,395 (ThUS$127,484 as of December 31, 2012).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2013	Effect on profit or loss as of 12/31/2013	12/31/2012	Effect on profit or loss as of 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	423	5,100	5,612	(4,559)
Derivative instruments (options)	665	1,827	2,492	(1,456)
Derivative instruments (IRS)	1,339	251	2,231	(240)
	2,427	7,178	10,335	(6,255)

Financial liabilities at fair value through profit or loss	12/31/2011	Effect on profit or loss as of 12/31/2011
	ThUS$	ThUS$
Current
Derivative instruments (forward)	1,053	(1,053)
Derivative instruments (options)	1,036	(1,036)
Derivative instruments (IRS)	354	(150)
	2,443	(2,239)

Balances in the column effect on profit or loss consider the annual effects of agreements which were in force as of December 31, 2013.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Description of financial assets

Financial assets measured at amortized cost	431,883	-	431,883	244,161	-	244,161
Investments held-to-maturity measured at amortized cost	-	95	95	-	107	107
Loans and receivables measured at amortized cost	330,992	1,282	332,274	510,616	1,311	511,927
Total financial assets measured at amortized cost	762,875	1,377	764,252	754,777	1,418	756,195

Financial assets at fair value through profit or loss	3,283	-	3,283	680	-	680
Financial assets at fair value through other comprehensive income	25,007	-	25,007	71,261	29,385	100,646
Total financial assets at fair value	28,290	-	28,290	71,941	29,385	101,326
Total financial assets	791,165	1,377	792,542	826,718	30,803	857,521

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Description of financial liabilities

Financial liabilities at fair value through profit or loss	2,427	1,405	3,832	10,335	-	10,335
Financial liabilities at fair value through profit or loss	2,427	1,405	3,832	10,335	-	10,335

Financial liabilities measured at amortized cost	549,959	1,415,985	1,965,944	350,452	1,446,194	1,796,646
Total financial liabilities measured at amortized cost	549,959	1,415,985	1,965,944	350,452	1,446,194	1,796,646
Total financial liabilities	552,386	1,417,390	1,969,776	360,787	1,446,194	1,806,981

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.8	Fair Value Measurement of Assets and Liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge against bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to against hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognised by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (USD) parts of the derivative. In the case of the IRS, the asset value recognised is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognised is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized within Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (USD), credits denominated in foreign currency (USD).

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2013 and December 31, 2012, assets pledged as guarantees are as follows:

Restricted cash	12/31/2013	12/31/2012
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	708	571
Total	708	571

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities such as bank loans and unsecured obligations with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at current market with similar terms (level 2).
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2013		12/31/2012
	Carrying value ThUS$	Fair value ThUS$	Carrying value ThUS$	Fair value ThUS$
Cash and cash equivalents	476,622	476,622	324,353	324,353
Current trade and other receivables	330,992	330,992	510,616	510,616
Other financial assets, current:
- Time deposits	431,883	431,883	244,161	244,161
- Derivative instruments	3,283	3,283	680	680
- Current hedging assets	25,007	25,007	71,262	71,262
Total other current financial assets	460,173	460,173	316,103	316,103
Non-Current Trade Receivables	1,282	1,282	1,311	1,311
Other non-current financial assets:	95	95	107	107
Non-current hedging assets	-	-	29,385	29,385
Other non-current financial assets:	95	95	29,492	29,492
Other financial liabilities, current:
- Bank loans	171,347	171,347	122,373	122,373
- Derivative instruments	1,088	1,088	8,456	8,456
- Hedging liabilities	1,339	1,339	1,879	1,879
- Unsecured obligations	227,652	227,652	20,135	20,135
Other financial liabilities, current	401,426	401,426	152,843	152,843
Current and non-current accounts payable	150,960	150,960	207,944	207,944
Other non-current financial liabilities:
- Bank loans	309,489	324,246	379,119	401,465
- Unsecured obligations	1,106,496	1,077,049	1,067,075	1,137,363
- Non-current hedging liabilities	1,405	1,405	-	-
Other non-current financial liabilities:	1,417,390	1,402,700	1,446,194	1,538,828

Fair value hierarchy

Fair value hierarchies are as follows:

-	Level 1: When only quoted (unadjusted) prices have been used in active markets.
-	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.
-	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments, bank loans, and unsecurable obligations are level 2 fair value instruments based on discounted cash flows using market based rates as of year-end. .

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 10 - Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 11 – Equity-accounted investees

11.1	Investments in associated companies recognized according to the equity method of accounting

As of December 31, 2013 and December 31, 2012, in accordance with criteria established in Note 2.6 and Note 3.19, investment in associated companies recognized according to the equity method of accounting are as follows:

Associated Companies	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method			Share on other comprehensive income of associated companies and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associated companies and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	1,649	1,656	1,005	1,088	667	-	-	1,005	1,088	667
Abu Dhabi Fertilizer Industries WWL	11,453	9,890	1,596	1,628	1,492	-	-	1,596	1,628	1,492
Doktor Tarsa Tarim Sanayi AS	15,193	15,346	2,192	4,134	2,580	-	-	2,192	4,134	2,580
Ajay North America	13,125	15,357	7,919	10,927	11,608	-	-	7,919	10,927	11,608
Ajay Europe SARL	7,924	8,495	3,825	6,295	4,192	-	-	3,825	6,295	4,192
SQM Eastmed Turkey	142	85	132	-	(46)	-	-	132	-	(46)
Charlee SQM Thailand Co. Ltd.	1,589	126	237	32	70	-	-	237	32	70
Nutrisi Holding N.V.	-	-	-	-	1,720					1,720
Total	51,075	50,955	16,906	24,104	22,157	-	-	16,906	24,104	22,157

	Description of the nature of the		Country of	Share of ownership in associated	Dividends received
Associated Companies	Relationship	Domicile	incorporation	Companies	12/31/2013	12/31/2012
					ThUS$	ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	892	1,052
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	50%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	10,437	10,628
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	5,093	3,446
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 11 – Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associated companies

	12/31/2013				12/31/2013
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	Comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,519	309	1,512	18	14,370	2,009	-	2,009
Abu Dhabi Fertilizer Industries WWL	26,645	2,321	6,059	-	44,689	3,192	-	3,192
Doktor Tarsa Tarim Sanayi AS	67,603	6,563	37,696	6,082	73,905	4,385	-	4,385
Ajay North America	23,728	9,289	6,230	-	72,297	16,161	-	16,161
Ajay Europe SARL	22,247	2,370	8,770	-	67,361	7,649	-	7,649
SQM Eastmed Turkey	149	305	169	-	139	265	-	265
Charlee SQM Thailand Co. Ltd.	6,104	572	2,706	-	19,179	593	-	593
Total	150,995	21,729	63,142	6,100	291,940	34,254	-	34,254

	12/31/2012				12/31/2012
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	Comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,662	364	1,713	-	14,259	2,177	-	2,177
Abu Dhabi Fertilizer Industries WWL	21,885	2,187	4,291	-	42,899	3,255	-	3,255
Doktor Tarsa Tarim Sanayi AS	67,345	7,982	36,332	8,304	77,839	8,267	-	8,267
Ajay North America	28,914	8,719	6,292	-	83,340	22,300	-	22,300
Ajay Europe SARL	27,587	2,091	12,688	-	84,203	12,591	-	12,591
SQM Eastmed Turkey	16	412	258	-	-	-	-	-
Charlee SQM Thailand Co. Ltd.	12,898	462	13,048	-	13,536	81	-	81
Total	163,307	22,217	74,622	8,304	316,076	48,671	-	48,671

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 11 – Investment in Associates (continued)

11.2	Assets, liabilities, revenue and expenses of associates, continued

	12/31/2011				12/31/2011
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	Comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,428	56	1,595	-	8,683	1,335	-	1,335
Abu Dhabi Fertilizer Industries WWL	19,701	2,267	5,846	3	38,024	2,985	-	2,985
Doktor Tarsa Tarim Sanayi AS	67,683	7,583	40,713	13,039	0	5,160	-	5,160
Ajay North America	31,332	8,884	9,876	-	-	22,689	-	22,689
Ajay Europe SARL	25,400	2,288	14,600	-	-	8,384	(15)	8,369
SQM Eastmed Turkey	16	422	264	-	-	(94)	-	(94)
Charlee SQM Thailand Co. Ltd.	3,550	608	4,227	-	-	175	-	175
Total	152,110	22,108	77,121	13,042	46,707	40,634	(15)	40,619

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments not accounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2013 and December 31, 2012.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures

12.1	Policy for the accounting for equity accounted investment in joint ventures

The method for the recognition of joint ventures in which participation is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2013

As of December 31, there are no changes in the composition of the interest in joint ventures.

b)	Operations conducted in 2012

In March 2012, the Company Coromandel SQM increased its capital by ThUS$394. This Company has an ownership of 50% in Soquimich European Holding B.V.

c)	Operations conducted in 2011

In January 2011, the Company SQM Industrial S.A increased its capital by ThUS$2.500, in the Company Sichuan SQM Migao Chemical Fertilizer Co.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	Incorporation	in ownership	12/31/2013	12/31/2012
					ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Southern Africa Pty	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Dutch Antilles	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Dutch Antilles	50%	-	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associated companies and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	11,504	10,428	10,142	255	287	181
Coromandel SQM	801	683	785	90	184	(19)
SQM Vitas Fzco.	12,762	7,153	5,698	1,807	(266)	(529)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,475	1,079	1,032	396	48	18
SQM Vitas Holland	(599)	-	-	-	-	-
	25,943	19,343	17,637	2,548	253	(349)

Joint Venture	Share on other comprehensive income of associated companies and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associated companies and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	13	-	-	267	287	181
Coromandel SQM	-	(87)	-	89	98	-
SQM Vitas Fzco.	(339)	(159)	(158)	1,467	(425)	(688)
SQM Star Qingdao Crop Nutrition Co., Ltd.	-	-	-	395	48	18
SQM Vitas Holland	-	-	-	(667)	-	-
	(326)	(246)	(158)	1,551	8	(489)

The following companies are subsidiaries of SQM Vitas Fzco.

	Equity-accounted investees			Share on profit (loss) of associated companies and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil	4,747	2,799	3,725	2,538	(621)	(1,728)
SQM Vitas Peru	4,314	2,525	530	(224)	(28)	(471)
SQM Vitas Southern Africa	1,096	506	(320)	55	(238)	-
SQM Vitas Spain	-	248	-	-	-	-
SQM Vitas Plantacote B.V.	-	-	-	-	-	-
Total	10,157	6,078	3,935	2,369	(887)	(2,199)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

	Share on other comprehensive income of associated companies and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associated companies and joint ventures accounted for using the equity method
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil	-	(306)		1,152	(927)	-
SQM Vitas Peru	-	(26)		93	(54)	-
SQM Vitas Southern Africa	-	14		102	(224)	(160)
SQM Vitas Spain	-	-		(177)	-	-
SQM Vitas Plantacote B.V.	-	-		(385)	-	-
Total	-	(318)		785	(1,205)	(160)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures:

	12/31/2013
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive Income	Comprehensive Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	68,241	9,414	54,650	-	41,744	509	26	535
Coromandel SQM	4,545	1,158	4,037	63	7,842	179	-	179
SQM Vitas Fzco,	12,790	13,772	1,039	-	18,779	3,614	(679)	2,935
SQM Star Qingdao Crop Nutrition Co. Ltda.	3,570	228	838	10	7,649	791	-	791
SQM Vitas Brazil	31,243	7,158	25,615	8,039	87,927	2,305	-	2,305
SQM Vitas Peru	21,481	1,722	18,890	-	35,267	185	-	185
SQM Vitas Southern Africa	5,164	829	4,896	-	21,234	204	-	204
SQM Vitas Spain	1,318	949	2,492	-	1,854	(355)	-	(355)
SQM Vitas Holland	95	-	316	977	-	(1,335)	-	(1,335)
SQM Vitas Plantacote B.V.	1,323	6,548	8,623	-	2,157	(770)	-	(770)
Total	149,770	41,778	121,396	9,089	224,453	5,327	(653)	4,674

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures, continued:

	12/31/2012				12/31/2012
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive Income	Comprehensive Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	21,843	9,984	6,899	4,072	29,980	573	-	573
Coromandel SQM	4,388	1,397	4,419	-	5,633	369	(174)	195
SQM Vitas Fzco.	4,568	10,522	785	-	19,643	(532)	(318)	(850)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,986	304	132	-	5,028	95	-	95
SQM Vitas Brazil	36,874	6,865	32,331	8,609	53,955	(621)	(306)	(927)
SQM Vitas Peru	23,308	1,512	20,149	2,145	32,376	(28)	(26)	(54)
SQM Vitas Southern Africa	2,730	101	2,325	-	12,850	(238)	14	(224)
SQM Vitas Spain	-	-	-	-	-	-	-	-
Total	95,697	30,685	67,040	14,826	159,465	(382)	(810)	(1,192)

	12/31/2011				12/31/2011
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive Income	Comprehensive Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	18,014	10,576	8,306	-	-	363	-	363
Coromandel SQM	559	1,074	62	-	-	(37)	-	(37)
SQM Vitas Fzco.	14,164	9,240	1,005	320	25,127	(1,059)	-	(1,059)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,974	403	314	-	-	37	-	37
SQM Vitas Brazil	31,426	6,607	34,307	-	25,371	(1,729)	-	(1,729)
SQM Vitas Peru	17,579	230	17,279	-	8,006	(471)	-	(471)
SQM Vitas Southern Africa	2,695	60	3,075	-	-	(320)	-	(320)
Total	86,411	28,190	64,348	320	58,504	(3,216)	-	(3,216)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	8,049	485	7,660	-	-	-
Coromandel SQM	197	248	880	1,289	-	-
SQM Vitas Fzco.	10,605	7,977	-	-	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,988	524	-	-	-	-
SQM Vitas Brazil	854	549	-	66	8,600	8,039
SQM Vitas Peru	1,166	286	-	-	-	-
SQM Vitas Southern Africa	351	179	-	-	-	-
SQM Vitas Spain	310	-	-	-		-
SQM Vitas Holland	26	-	-	-	-	-
SQM Vitas Plantacote B.V.	109	-	5,567	-	-	-
Total	23,655	10,248	14,107	1,355	8,600	8,039

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 12 - Joint Ventures (continued)

12.5	Other Joint Venture disclosures, continued:

	Depreciation and amortization expense			Interest expense			Income tax expense, continuing operations
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	(549)	(702)	(734)	(813)	-	(3)	(12)	(97)	(43)
Coromandel SQM	(2)	(91)	(75)	(87)	(75)	-	(92)	(56)	-
SQM Vitas Fzco.	(1,001)	(982)	(939)	(16)	(15)	(10)	-	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	(71)	(74)	(95)	-	-	(1)	(242)	(27)	7
SQM Vitas Brazil	(328)	(247)	(357)	(931)	(463)	(1,900)	-	-	(126)
SQM Vitas Peru	(82)	(32)	(32)	(445)	(102)	(2)	91	-	-
SQM Vitas Southern Africa	(67)	(29)	(29)	(104)	(37)	(9)	-	-	-
SQM Vitas Spain	-	-	-	(14)	-	-	-	-	-
SQM Vitas Holland	-	-	-	(2)	-	-	-	-	-
SQM Vitas Plantacote B.V.	-	-	-	(176)	-	-	-	-	-
Total	(2,100)	(2,157)	(2261)	(2,588)	(692)	(1,925)	(255)	(180)	(162)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill

13.1	Balances

	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$

Intangible assets other than goodwill	104,363	99,754	80,056
Goodwill	38,388	38,388	38,605

Total	142,751	138,142	118,661

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2013 and December 31, 2012 are detailed as follows:

		12/31/2013
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	5,342	(3,146)	2,196
Intellectual property rights, patents and other industrial property rights, service and mineral rights	Finite	1,576	(882)	694
Intellectual property rights, patents and other industrial property rights, service and mineral rights	Intermidiate	97,392	-	97,392
Other intangible assets	Intermidiate	4,081	-	4,081
Intangible assets other than goodwill		112,212	(7,849)	104,363

Goodwill	Intermidiate	38,388	-	38,388

Total intangible assets and goodwill		150,600	(7,849)	142,751

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2012
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,765	(2,115)	1,650
Intellectual property rights, patents and other industrial property rights, service and mineral rights	Finite	1,198	(820)	378
Intellectual property rights, patents and other industrial property rights, service and mineral rights	Intermidiate	96,366	-	96,366
Other intangible assets	Intermidiate	1,360	-	1,360
Intangible assets other than goodwill		106,510	(6,756)	99,754

Goodwill	Intermidiate	38,388	-	38,388

Total intangible assets and goodwill		144,898	(6,756)	138,142

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life when they are subject to a fixed term contract, and indefinite otherwise.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and in the case of mining claims estimated tons to be extracted.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no internally generated intangible assets.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Costs incurred prior to obtaining mining concessions, are expensed when incurred.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2013:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,650	378	96,366	1,360	38,388	138,142
Additions		1,577	377	3,394	2,721	-	8,069
Amortization		(1,019)	(61)	(12)	-	-	(1,092)
Other increases (decreases)		(12)	-	(2,356)	-	-	(2,368)
Final balance	-	2,196	694	97,392	4,081	38,388	142,751

g)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,938	440	77,282	396	38,605	118,661
Additions		501	-	19,080	964	-	20,545
Amortization		(789)	(62)	-	-	-	(851)
Other increases (decreases)		-	-	4	-	(217)	(213)
Final balance	-	1,650	378	96,366	1,360	38,388	138,142

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2011:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	4	823	501	1,546	396	38,388	41,658
Additions	-	1,812	-	-	-	217	2,029
Amortization	(4)	(697)	(61)	-	-	-	(762)
Other increases (decreases)	-	-	-	75,736	-	-	75,736
Final balance	-	1,938	440	77,282	396	38,605	118,661

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment

As of December 31, 2013 and December 31, 2012, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2013 ThUS$	12/31/2012 ThUS$

Property, plant and equipment, net

Land	33,812	33,320
Buildings	190,529	169,731
Machinery	465,327	438,331
Transport equipment	105,979	88,954
Furniture and fixtures	9,534	6,736
Office equipment	6,062	5,249
Constructions in progress	415,740	423,184
Other property, plant and equipment (1)	827,394	747,044
Total	2,054,377	1,912,549

Property, plant and equipment, gross

Land	33,812	33,320
Buildings	364,695	329,397
Machinery	1,179,860	1,065,641
Transport equipment	263,268	224,462
Furniture and fixtures	27,575	22,667
Office equipment	39,142	36,215
Constructions in progress	415,740	423,184
Other property, plant and equipment	1,506,708	1,336,991
Total	3,830,800	3,471,877

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.1	Types of property, plant and equipment, continued

	12/31/2013	12/31/2012
	ThUS$	ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	174,166	159,666
Accumulated depreciation and value impairment of machinery	714,533	627,310
Accumulated depreciation and value impairment of transport equipment	157,289	135,508
Accumulated depreciation and value impairment of furniture and fixtures	18,041	15,931
Accumulated depreciation and value impairment of office equipment	33,080	30,966
Accumulated depreciation and value impairment of other property, plant and equipment	679,314	589,947
Total	1,776,423	1,559,328

(1)	The detail of other property, plant and equipment is as follows:

Other property, plant and equipment, net	12/31/2013 ThUS$	12/31/2012 ThUS$

Conveyor belt	53,783	52,582
Tank (TK)	25,781	26,810
Geomembrane / liner	169,255	143,585
Electric facilities	21,889	29,725
Lights	28,748	23,945
Other constructions	62,390	59,230
Piping	22,499	23,952
Pool	181,844	180,348
Well (water)	39,963	20,737
Pipes / HD lines	101,886	78,244
Railroad track	21,628	21,719
Other property, plant and equipment	97,728	86,167
Total	827,394	747,044

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2013 and December 31, 2012:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,320	169,731	438,331	88,954	6,736	5,249	423,184	747,044	1,912,549

Changes
Additions	778	47	2,100	3	60	845	416,471	3,327	423,631
Divestitures	-	(14)	(49)	(35)	-	-	(5,045)	(24)	(5,167)
Depreciation expense	-	(14,520)	(87,989)	(21,787)	(2,112)	(2,055)	-	(88,358)	(216,821)
Increase(decrease) in foreign currency exchange	(36)	(12)	(12)	(15)	-	(36)	-	(86)	(197)
Reclassification	-	35,700	115,281	38,845	4,874	2,156	(366,516)	169,660	-
Other increases (decreases) (*)	(250)	(403)	(2,335)	14	(24)	(97)	(52,354)	(4,169)	(59,618)

Total changes	492	20,798	26,996	17,025	2,798	813	(7,444)	80,350	141,828
Final balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are charged to profit or loss (as a component of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and mine development.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2013 and December 31, 2012, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2012	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,252	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,679,302

Changes
Additions	36	-	1,092	34	70	323	443,349	972	445,876
Divestitures	-	-	(115)	-	(67)	(12)	(2,936)	(78)	(3,208)
Depreciation expense	-	(14,800)	(79,534)	(18,400)	(1,858)	(1,857)	-	(79,709)	(196,158)
Increase(decrease) in foreign currency exchange	32	(1)	5	15	-	(13)	-	67	105
Reclassification	-	37,916	92,441	24,535	3,576	1,478	(287,291)	127,345	-
Other increases (decreases) (*)	-	84	(18)	(52)	-	18	(27,934)	14,534	(13,368)

Total changes	68	23,199	13,871	6,132	1,721	(63)	125,188	63,131	233,247
Final balance	33,320	169,731	438,331	88,954	6,736	5,249	423,184	747,044	1,912,549

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are charged to profit or loss (as a component of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$17,232 as of December 31, 2013 and ThUS$ 14,153 as of December 31, 2012.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.22, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2013, certain assets have suffered impairment for which a provision has been recognized for an amount of ThUS$10,085. As of December 31, 2012, and 2011, no impairment adjustments were generated.

14.6	Reclassifications

For comparative purposes, ThUS$75,740 were reclassified from the caption property, plant and equipment (land) to intangible assets (indeterminable mineral rights). These assets represent mining concessions SQM acquired from third-parties, which have been recorded at acquisition cost, and are amortized as the corresponding property is developed based on the tons estimated to be extracted over the life of the property. These mining concessions are comprised of land and their associated mineral rights, which can be legally separated and were reclassificed to conform with the presentation and disclosure requirements of the SVS.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by	12/31/2013	12/31/2012
employee	ThUS$	ThUS$
Current
Profit sharing and bonuses	25,236	33,974
Total	25,236	33,974

Non-current
Profit sharing and bonuses	277	6,056
Severance indemnity payments	32,137	34,431
Pension Plan	-	409
Total	32,414	40,896

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exception of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year based on Profit at the end of each period applying a rate obtained subsequent to the employee’s evaluation.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in accordance with the Labor Laws that indicate that employees with more than a year of service will be entitled to annual holidays for a period not less than fifteen business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law establishes the financing of this insurance through monthly contributions and payments by both the employee and the employer.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	12/31/2013	12/31/2012
Staff severance indemnities at actuarial value	ThUS$	ThUS$
Staff severance indemnities, Chile	31,470	33,731
Other obligations in companies elsewhere	667	700
Total other non-current liabilities	32,137	34,431

SQM North America’s pensions plan	-	409
Total post-employment obligations	-	409

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows is 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

The Company’s total liability is based on an actuarial model applied to each employee on an individual basis.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was developed from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement.

The following methodology to determine the accrual for all the employees included in the agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees a pension plan until 2002 called “SQM North America Retirement Income Plan”, of which an obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using salary rate adjusted for inflation, mortality and turnover assumptions discounted to their present value using the interest rate defined by the authorities.

Since 2003, SQM North America has offered its employees a 401K system, which does not generate obligations for the Company.

The table below shows the plan financing status and the amounts recognized in the consolidated Statement of Financial Position.

Reconciliation table	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Variation in the benefit obligation:
Benefit obligation at January 1	6,482	6,620	6,548
Service cost	1	1	1
Interest cost	412	406	413
Actuarial gain (loss)	387	(236)	(46)
Benefits paid	(360)	(309)	(297)
Benefit obligation at December 31	6,922	6,482	6,619

    Notes to the Consolidated Financial Statements as of December 31, 2013

Nota  15 - Employee benefits (continued)

15.4	Other long-term benefits, continued

	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Variation in plan assets:
Fair value of plan assets as of January 1	6,073	5,206	5,847
Employer contributions	453	436	189
Actual return (loss) on plan assets	1,743	740	(533)
Benefits paid	(360)	(309)	(297)
Fair value of plan assets as of December 31	7,909	6,073	5,206

Funding status	987	(409)	(1,413)
Items not yet recognized as net periodical pension and healthcare cost elements:
Net actuarial loss at the beginning of the period	(2,243)	(2,954)	(2,111)
Amortization during the period	109	131	84

Net profit or loss expected to occur during the period	903	580	(927)
Adjustment to recognize a minimum pension and healthcare obligation	(1,231)	(2,243)	(2,954)

As of December 31, 2013, 2012 and 2011, the net periodical pension and healthcare expense comprised the following elements.

	2013	2012	2011
Reconciliation	ThUS$	ThUS$	ThUS$

Cost of benefits from services obtained during the period	2	2	1
Interest cost on benefit obligation	412	406	413
Actual return on plan assets	1,743	739	(532)
Amortization for prior period losses	109	131	84
Net loss during the period	(1,290)	(344)	973
Net periodic provisional expense	69	142	57

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities

As of December 31, 2013 and December 31, 2012, severance indemnities calculated at the actuarial value are as follows:

	2013 ThUS$	2012 ThUS$	2011 ThUS$
Opening balance	(34,431)	(28,188)	(27,208)
Current cost of service	(107)	(8,087)	(7,871)
Interest cost	(2,248)	(1,037)	(1,106)
Actuarial gain/loss	(127)	40	(151)
Exchange rate difference	2,946	(2,237)	2,693
Benefits paid during the year	1,830	5,078	5,455
Balance	(32,137)	(34,431)	(28,188)

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities, continued

The liability recorded for staff severance indemnity is valued the actuarial value method, using the following actuarial assumptions:

	12/31/2013	12/31/2012	12/31/2011
Mortality rate	RV - 2012	RV - 2011	RV - 2010
Actual annual interest rate	6%	6%	6%
Voluntary retirement rotation rate:
Men	0.96%	0.9%	0.9%	annual
Women	1.36%	1.53%	1.53%	annual
Salary increase	3.0%	3.0%	3.0%	annual
Retirement age:
Men	65	65	65	years
Women	60	60	60	years

Note 16 - Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the changes in SQM’s share price.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related to the Company’s performance through SQM Series B share price(Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 10 executives of the Company who are entitled to this benefit, provided that they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following the fiscal year.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the difference between the average share prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2013 and December 31, 2012 are the following:

Movement for the period	2013	2012
In effect as of January 1	2,200,500	2,340,000
Granted during the fiscal year	45,000	103,500
Redundant workers	(187,500)	(103,500)
Exercised during the fiscal year	-	139,500
Changes in benefit plan	(522,000)	-
In circulation as of December 31, 2013	1,536,000	2,200,500
Average contractual life	28 months	40 months
Executives	10	40

The amounts accrued by the plan, as of December 31, 2013 and December 31, 2012, amount to:

Effect on profit or loss	2013 ThUS$	2012 ThUS$
Effect on profit or loss	8,200	(3,142)

2)	Executive Shares

Plan characteristics

This compensation plan was established in 2013 and is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 30 of the Company’s top executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be the first of January 2016, 2017 and 2018.

Compensation

The compensation for each executive is the difference between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, with the latter being the value between US$28 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The difference cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bonus payable in the following period to the employee, will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

    Notes to the Consolidated Financial Statements as of December 31, 2013

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2013 and December 31, 2012 are the following:

Movement for the period	2013*
In effect as of January 1	-
Granted during the fiscal year	450,000
In circulation as of December 31, 2013	450,000
Average weighted contractual life	48 months
Executives	30

*Plan was adopted in 2013.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity

Detail and changes in equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated debt level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the debt level in 1.4 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 2,8 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2013	12/31/2012	Description (1)	Calculation (1)
Net Financial Debt MUS$	882,020	929,197	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.40	3.69	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.27	0.30	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	19.5%	30.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	16.4%	25.1%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.96	1.02	Total Liability on Equity	Total Liabilities / Total Equity

(1)	Assumes the absolute value of the accounting records

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as: work capital requirements, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and to take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

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

As of December 31, 2013, 2012 and 2011, the Group does not hold any treasury shares either directly or through its companies in which it has investments.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2013		12/31/2012		12/31/2011
Description of type of capital in preferred shares	Series A	Series B	Series A	Series A	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	142,819,552	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	142,819,552	142,819,552	120,376,972
Par value of shares in US$	0.9435	2.8464	0.9435	0.9435	0.9435	2.8464
Number of current shares	142,819,552	120,376,972	142,819,552	142,819,552	142,819,552	120,376,972
Capital amount in shares ThUS$	134,750	342,636	134,750	134,750	134,750	342,636
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	142,819,552	142,819,552	120,376,972

As of December 31, 2013, 2012 and 2011, the Company has not placed any new issuances of shares on the market.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2013 and 2012, this caption comprises the following:

	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$
Reserve for currency exchange conversion	(3,817)	(330)	(1,251)
Reserve for cash flow hedges	(3,766)	(16,522)	(10,230)
Reserve for actuarial gains or losses in defined benefit plans	(1,231)	(2,243)	(2,954)
Other reserves	(1,677)	(1,677)	(1,677)

Total other reserves	(10,491)	(20,772)	(16,112)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate, when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2013 and 2012.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent that it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2013 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2013.

-	Distribution and payment, if possible during 2013, of a interim dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2013 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2013, which are reflected in the Company’s financial statements as of September 31, 2013.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2013 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2013 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

    Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

On November 19, 2013, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders, stating from December 12, 2013, a provisional dividend of US$0.75609 per share, equivalent, approximately, to ThUS$199,000 or 49.9% of the net distributable profit for the commercial year 2013, accumulated at September 30 of such year. The above, also, is charged against income of said commercial year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 12, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 6, 2013.

On April 25th, 2013, at the 38th ordinary shareholders’ meeting, a definitive dividend payment of US$1.23323 per share was approved, based on the net profit earned during the commercial year 2012. US$0.94986 per share that was already paid as provisional dividend should be discounted from the abovementioned dividend, and the balance, amounting to US$0.28337 per share will paid and distributed in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior the day in which the dividend will be paid. The last amount, if corresponds, will be paid in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on April 25, 2013.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends, continued

Dividends presented deducted from equity are:

	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$
Dividends attributable to owners of the parent	203,401	253,438	270,915
Dividends payable	36,583	76,267	82,120
Total	239,984	329,705	353,035

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	8,567	3,000	11,567	5,567	3,000	8,567
Provision for dismantling, restoration and rehabilitation cost	-	5,633	5,633	-	4,357	4,357
Other provisions	9,386	-	9,386	12,922	-	12,922
Total	17,953	8,633	26,586	18,489	7,357	25,846

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1) and other litigations.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 - Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Description of other provisions	12/31/2013 ThUS$	12/31/2012 ThUS$
Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,401	1,606
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	4,782	7,712
Fine to Brazil	2,500	2,500
Miscellaneous provisions	703	1,104
Total	9,386	12,922
Other long-term provisions
Mine closure	5,633	4,357
Total	5,633	4,357

18.3	Other non-financial liabilities, current

Description of other liabilities	12/31/2013 ThUS$	12/31/2012 ThUS$

Tax withholdings	12,334	11,887
VAT payable	2,531	16,481
Guarantees received	1,000	872
Accrual for dividend	36,583	76,267
Monthly tax provisional payments	6,601	22,073
Deferred income	13,475	16,291
Withholdings from employees and salaries payable	4,087	7,546
Accrued vacations	18,652	20,710
Other current liabilities	90	73
Total	95,353	172,200

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2013

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	8,567	4,357	12,922	25,846

Changes in provisions:

Additional provisions	3,000	1,276	12,608	16,884

Provision used	-	-	(15,943)	(15,943)
Increase(decrease) in foreign currency exchange	-	-	(201)	(201)

Total provisions, final balance	11,567	5,633	9,386	26,586

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2012

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	7,571	3,724	14,237	25,532

Changes in provisions:

Additional provisions	1,000	633	8,863	10,496

Provision used	(4)	-	(10,061)	(10,065)
Increase (decrease) in foreign currency exchange	-	-	(117)	(117)

Total provisions, final balance	8,567	4,357	12,922	25,846

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Changes in provisions as of 12/31/2011

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	4,590	3,500	12,424	20,514

Changes in provisions:

Additional provisions	3,000	224	13,076	16,300

Provision used	(19)	-	(11,080)	(11,099)
Increase (decrease) in foreign currency exchange	-	-	(183)	(183)

Total provisions, final balance	7,571	3,724	14,237	25,532

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 18 - Provisions and other non-financial liabilities (continued)

18.6	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and U.S.A.).

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

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions, including the claimed or nominal value amount, that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

3.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Conditional waiver as a result of pending appeal. Appeal will be reviewed in a hearing in October of 2013. Sentence pending.
	Nominal value	:	Not possible to determine

4.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Suspended procedure
	Nominal value	:	Not possible to determine

5.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures
	Status	:	.Verdict of $40m in damages. Appeal pending.
	Nominal value	:	ThUS$175

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

6.	Plaintiff	:	Angelina Castillo Figueroa and others
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	June 2012
	Court	:	2nd Civil Court in Santiago
	Reason	:	Compensation claim for alleged civil liability under tort
derived from explosion occurred on September 6, 2010
near Baquedano causing the death of 6 workers
	Status	:	Evidence.
	Nominal value	:	ThUS$9,400

7.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempted sexual assault.
	Status	:	Replay to claim.
	Nominal value	:	ThUS$200

8.	Plaintiff	:	Workers Union of the Sociedad Industrial Minera Nueva Victoria
	Defendant	:	SQM S.A. and SQM Industrial S.A.
	Date	:	May 2013
	Court	:	Iquique Labor Court of First Instance
	Reason	:	Charging of benefits allegedly owed due to possible application of bonus for meeting goals
	Status	:	Trial Preparation Hearings (2)
	Nominal value	:	ThUS$400

9.	Plaintiff	:	Cristián Plaza Portilla, Sergio Herrera Contreras and other
	Defendant	:	SQM Salar S.A.
	Date	:	August 2013
	Court	:	Antofagasta Labor Court of First Instance
	Reason	:	Charging of benefits allegedly owed due to possible application of bonus for meeting goals
	Status	:	Trial Preparation Hearings (8)
	Nominal value	:	ThUS$1,120

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	E-CL S.A
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	September 2013
	Court	:	Arbitration
	Reason	:	Early termination of the Power Supply Contract entered into on February 12, 1999 (which matures in March 2016), on the basis of the alleged incompliance of a prior sentence between both parties that was resolved in favor of SQM S.A.
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$5,100

11.	Plaintiff	:	Workers Union of the Sociedad Industrial Minera Nueva Victoria
	Defendant	:	SQM S.A. and SQM Industrial S.A.
	Date	:	October 2013
	Court	:	Iquique Labor Court of First Instance
	Reason	:	Charging of benefits allegedly owed due to possible application of bonus for meeting goals
	Status	:	Response to law suit (2)
	Nominal value	:	ThUS$400

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved in,either as plaintiffs or defendants, certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved in and will probably continue being involved in either as plaintiff or defendant certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues to make efforts to obtain payment of certain amounts that are still owed to it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and for issuance of bonuses in the local and international market, requires the Company complies with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$900,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.4 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor’ financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of December 31, 2013, the aforementioned financial indicators are as follows:

Indicator	12/31/2013	12/31/2012
Equity ThUS$	2,432,241	2,187,446
Net Financial Debt/ EBITDA	1.06	0.83
Indebtedness	0.96	1.02
SQM Industrial and SQM Salar debt / Current assets	0.02	0.04

Issuance contracts for bonuses issued abroad require the Company does not merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or United States’ laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) The Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$22,885 as of December 31, 2013 (ThUS$ 27,193 as of December 31, 2012).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lese payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT. SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily. Each of the parties, CORFO and SQMS, have requested the formation of an appropriate arbitration and such processes have not yet began.

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2013, the guarantee amounts to ThUS$708.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.5	Securities obtained from third parties

The main security received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$14,178 as of December 31, 2013; which is detailed as follows:

31/12/2013
Company	ThUS$

Agrícola Lobert Ltda.	1,271
Agroc Patricio Bornand L. Eirl	392
Agrocomercial Bornand Ltda.	344
Agroindustrial Orzonaga Ltda.	133
Aldo Epple Davazno	935
Bernardo Guzman Schmidt	139
Coop. Ag. Lechera Bio Bio Ltda.	3,431
Comercial Agrosal Ltda.	116
Contador Frutos S.A.	1,447
Dante Hauri Gomez	126
Gilberto Rivas Y Cia. Ltda.	136
Hortofruticola La Serena	323
Jose Antonio Gonzalez	118
Juan Luis Gaete Chesta	425
Lemp Martin Julian	124
Neyib Farran Y Cia. Ltda.	133
Patricio Meneses Saglieto	953
Sebastian Urrutia Araya	116
Soc.Agr. Huifquenco Cia Ltda.	117
Soc. Agrocom. Julio Polanco	132
Tattersall S.A.	1,789
Vicente Oyarce Castro	525
Vito Leopolo Llanos	953
Total	14,178

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2013 ThUS$	12/31/2012 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,189	50,235
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,139	50,164
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,120	40,141
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,014	50,020
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,108	50,140
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2013 ThUS$	12/31/2012 ThUS$
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 20 - Revenue

As of December 31, 2013 as 2012 and 2011, revenue is detailed as follows:

	January to December
Types of revenue	2013	2012	2011
	ThUS$	ThUS$	ThUS$

Sales of goods	2,191,650	2,420,357	2,138,264
Lending of services	11,490	8,803	7,022
Total	2,203,140	2,429,160	2,145,286

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$

Earnings (losses) attributable to owners of the parent	467,113	649,167	545,758

	12/31/2013 Units	12/31/2012 Units	12/31/2011 Units
Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12/31/2013	12/31/2012	12/31/2011

Basic earnings per share (US$ per share)	1.7748	2.4665	2,07

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 22 - Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets which comply with the requirements of IAS 23. As of December 31, 2013, total interest expenses incurred amount to ThUS$58,608 (ThUS$54,095 as of December 31, 2012), and THUS$39,335 as of December 31, 2011.

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

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2013	12/31/2012

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%

Amount of costs for interest capitalized in ThUS$	17,232	14,153

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 23 - Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$

Foreign exchange gains (losses) recognized in the result of the year.	(11,954)	(26,787)	(25,307)
Foreign exchange reserves attributable to the owners of the controlling entity	(3,487)	921	(2,781)

Foreign exchange conversion reserves attributable to the non-controlling entity	(72)	61	(109)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2013 as December 31, 2012 and December 31, 2011, foreign currency exchange differences are detailed as follows:

Detail	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$

Changes in equity generated through the equity method:
Comercial Hydro S.A.	1,004	1,004	937
SQMC Internacional Ltda.	22	39	23
Proinsa Ltda.	16	29	17
Comercial Agrorama Ltda.	36	87	102
Isapre Norte Grande Ltda.	15	59	55
Almacenes y Depósitos Ltda.	69	99	57
Sales de Magnesio Ltda.	103	209	48
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	9	20	24
Agrorama S.A.	(16)	(6)	(11)
Doktor Tarsa	(3,647)	(1,074)	(2,003)
Nutrisi Holding B.V.	-	-	(42)
SQM Vitas Fzco	(657)	(318)	(159)
Ajay Europe	146	(275)	(176)
SQM Eastmed Turkey	(42)	(42)	(40)
Charlee SQM (Thailand) Co. Lta.	(129)	(32)	(52)
Coromandel SQM India	(231)	(118)	(31)
SQM Italia SRL	89	28	-
SQM Oceania Pty Limited	(619)	(39)	-
SQM Indonesia S.A.	15	-	-
Total	(3,817)	(330)	(1,251)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 23 - Effect of fluctuations on foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - Environment

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

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

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

The accumulated disbursements in which the Company incurred as of December 31, 2013 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$20,043 and are detailed as follows:

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
Others	Environmental-operational area	Not classified	Expense	Not-classified	1,753	12-31-2013
SQM Industrial S.A.	CQLX-S Carmen and Lagarto hazardous waste yard	Sustainability	Asset/expense	Not classified	98	12-31-2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,493	12-30-2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	24	04-01-2014
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	09-01-2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	84	04-30-2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	612	08-01-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12-31-2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	2,114	06-30-2008
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	449	12-15-2010
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	139	12-31-2012
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12-31-2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	310	08-01-2013
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	03-31-2014
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Asset/ Expense	Not classified	147	05-31-2009
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,644	07-01-2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	271	06-01-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	341	01-31-2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12-31-2012
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	89	12-01-2014

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	23	12-31-2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12-31-2012
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost Reduction	Expense	Not classified	1,013	12-31-2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	951	12-31-2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	2,320	03-31-2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	378	12-30-2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	506	12-31-2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	1	12-31-2012
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not Classified	110	03-31-2013
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	79	04-30-2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	193	04-01-2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	141	04-01-2015
SQM S.A.	MQLQ- Gas scrubbing system	Not Classified	Asset	Development	468	01-01-2013
SQM Salar S.A	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not Classified	15	12-31-2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	03-31-2014
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	466	12-31-2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	59	03-30-2014
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,708	12-31-2011

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12-01-2011
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	221	04-27-2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	222	12-31-2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	51	08-01-2013
Total					20,043

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1	12-30-2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	800	04-01-2014
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	795	06-30-2008
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	63	12-31-2012
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	33	03-31-2014
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	533	07-01-2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	103	06-01-2013
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	0	12-31-2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	1	12-31-2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	300	03-31-2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	12	12-30-2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	10	12-31-2012
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	29	04-30-2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	595	04-01-2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	266	04-01-2015
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not Classified	94	03-31-2014
SQM Salar S.A.	LQI6-EIA Operating Maintenance at Salar de Atacama	Environmental Processing	Asset	Not Classified	59	12-31-2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not Classified	90	04-27-2013
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	212	12-01-2014
Total					3,996

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and community management (2012 Expense Accumulated as of 4Q)	Not classified	Expense	Not classified	1,808	12-31-2012
SQM Industrial S.A.	IQ8G- Improvement of Bureau of Exchange, offices and facilities	Medium projects (between ThUS$300 and ThUS$999)	Asset	Sustainability	72	12-31-2012
SQM Industrial S.A.	JQEZ – Change of Bertrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	235	12-31-2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	600	12-31-2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12-31-2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	841	12-31-2012
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	211	12-31-2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Natural Resources	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Expense	Not classified	106	12-31-2012
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Sustainability: Natural Resources	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	161	12-31-2012
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	12-31-2012
SQM Industrial S.A.	PPNK-Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	193	12-31-2012

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,763	12-31-2012
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	199	12-31-2012
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	CQLX-SCarmen and Lagarto hazardous waste yard	Sustainability	Expense	Not classified	47	12-31-2012
Sqm Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	7	12-31-2012
Sqm Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	12-31-2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,425	12-31-2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	65	12-31-2012
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	131	12-31-2012
SQM S.A.	AQ0A-Drilling of 4 Wells for Change in Catchment Point at Pampa del Tamarugal	Increase of capacity	Asset	Development	534	12-31-2012
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not Classified	166	12-31-2012

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost reduction	Expense	Not Classified	872	12-31-2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	881	12-31-2012
SQM S.A.	IQ08-PSA Llamara & Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Asset	Development	1,759	12-31-2012
SQM S.A.	IQ0C-Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	66	12-31-2012
SQM S.A.	IQ1K-Construcion of 3 observation wells in Sur Viejo	Capacity expansion	Asset	Development	195	12-31-2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	1,653	12-31-2012
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	251	12-31-2012
SQM S.A.	IQ52- Nueva Victoria Environmental Office	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not Classified	29	12-31-2012
SQM S.A.	IQ53-Cultural heritage route Soronal adduction (Pampa Hermosa)	General Projects (ThUS$ < 50)	Expense	Not Classified	24	12-31-2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	500	12-31-2012
SQM S.A.	IQ9V – Quillagua Project	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not classified	788	12-31-2012
SQM S.A.	PQB9-PQB9 - Change of exhaust extractor SO2 gas	Not classified	Asset	Not classified	178	12-31-2012

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	324	12-31-2012
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12-31-2012
SQM S.A.	IQPJ- Mine Area equity measures Stage I	Sustainability:	Expense	Not classified	61	12-31-2012
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	115	12-31-2012
SQM S.A.	IP83 - DIA Expansion TLN-15	Environmental processing	Asset	Not classified	23	12-31-2012
SQM Salar S.A.	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	17	12-31-2012
SQM Salar S.A.	CQ8U - New Changing Room CL - HL	Sustainability: Environment and Risk prevention	Asset	Not classified	242	12-31-2012
SQM Salar S.A.	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability: Environment and Risk prevention	Expense	Development	1,126	12-31-2012
SQM Salar S.A.	LPTF – Environmental study and exploration 2010	Environmental processing	Expense	Not classified	398	12-31-2012
SQM Salar S.A.	LPTJ - Improvements Sanitary Works	Sustainability:	Asset	Not classified	206	12-31-2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	146	12-31-2012
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	358	12-31-2012
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	19	12-31-2012
SIT S.A.	MQ6Y-MQ6Y - Maintenance and repair of ME and Tocopilla bureau of exchange	Sustainability: Environment and Risk prevention	Expense	Not classified	20	12-31-2012

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability:	Expense	Not classified	64	12-31-2012
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,658	12-31-2012
SIT S.A.	TQAP - Paving Field No. 3 and No. 4	Capacity Expansion	Expense	Not classified	13	12-31-2012
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12-31-2012
SIT S.A.	TQM2- Unloading/loading encapsulation project/Field 1 and 8	Sustainability:	Asset	Not classified	8	12-31-2012
SIT S.A.	TQLY- Dust extractor packing machine No. 1	Environmental processing	Asset	Not classified	25	12-31-2012
SIT S.A.	TQNA- Tocopilla weather station (Tocopilla Decontamination Plan Network)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	12-31-2012
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	22	12-31-2012
SQM Nitratos S.A	IQDN - Storage Rises – Maintenance of Mine NV	Not classified	Asset	Not classified	26	12-31-2012
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	1,987	12-31-2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	47	12-31-2012
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	99	12-31-2012
SQM Salar S.A	LQFD – Bureaus of exchange	Not classified	Asset	Not classified	160	12-31-2012
				TOTAL	23,207

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and Community Management (Budget available for the second quarter of 2012)	Not classified	Expense	Not classified	2,027	12-31-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	68	12-31-2013
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	1,600	12-31-2013
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	152	06-30-2013
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	16	08-01-2013
SQM Industrial S.A.	PPC1-Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	44	12-31-2013
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,315	12-31-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	20	01-31-2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	104	06-30-2013
SQM Industrial S.A.	CQLX- S Carmen and Lagarto hazardous waste yard	Sustainability	Asset	Not classified	53	03-31-2013
SQM Industrial S.A.	JQL7- KNO3 prilled dust collection and drying engineering and project	Sustainability	Asset	Research	200	08-01-2013
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	49	03-31-2013
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	554	03-31-2014
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	135	08-31-2013

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	5	11-30-2013
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	243	09-30-2013
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	17	03-31-2013
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Cost reduction	Expense	Not classified	87	03-31-2013
SQM S.A.	IPXF - Environmental Monitoring Plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not classified	168	06-30-2013
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	441	12-31-2013
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset - Expense	Not classified	148	12-31-2013
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	219	12-31-2013
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	288	06-30-2013
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	38	03-31-2013
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	2	03-31-2013
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	600	12-31-2013
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	265	06-30-2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	16	08-31-2013
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	40	12-31-2013

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability	Asset	Development	162	12-31-2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	30	04-27-2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	157	03-31-2013
SQM Salar S.A.	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not classified	16	03-31-2012
				Total	9,279

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 – Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

CQLX: The project includes the construction at each location a courtyard of 145 m2 approx. The project is finished.

FP55 – FPXA: These 2 projects have a final objective consisting in the installation of a sea water sucking system of 87 km from the Mejillones area to the SQM facilities located in Pampa Blanca. The projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in process.

IQW2: Gathering, information and recording into the Company’s system of the water level, volume, instantaneous and average flow data of the exploitation wells that are currently in the Operations Center No.1, LLamara area wells, two wells Iris area and the information of the Sonoral wells that will be provided during the current year. The purpose of this project is to monitor in real time the exploitation variables of water resources and be able to perform a more precise control of extractions. The project is in process.

IQWZ: Perform an analysis of the Tank facilities (civil works, mechanical work, piping, electrical work and instrumentation) by a company specialized in liquid fuels and that is a Certifying Entity. After that, performing the detail engineering and then implementing the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

JQ8K: This project has the purpose of building a new drying plant in Coya Sur. The projected expenses correspond only to the environmental filing. The project is in finishing stage.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is in process.

JQH9: The purpose of this project is to purchase Bertram’s boilers in order to improve the combustion levels, decrease and control the emission of fumes to the environment. The project is closed.

JQL7: Perform a study that allows optimizing the dust collection and lost product in KNO3 drying and CS prilling plants in the future. Assess accurately the product lost in dust. The project is in process.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

MNYS: Preparation and execution of a project of geoglyphs conservation; editing and publishing a book and implementing a diffusion center. Construction of a collection deposit. All these are compensation measures of the project Technological Change Maria Elena. The project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. The project is in process.

MPQU: Construction of warehouses for dangerous chemicals supplies in order to decrease the chance of accidents and pollution. The project is in process.

MQA8: Normalization of gas networks of peripheral casinos (stage 1: projects): CS, Lagarto, Iodum, PV, Toco and Rancho 6. The Project is in process.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. The project is in process.

MQHF: Enable a wastewater plant in Toco according to SD 594, a change room for operators and contractors, among other things. The project is finished.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and / or final disposal in accordance with applicable regulations. The project is in process.

PPC1: Purchase and replacement of equipment contaminated with PCB and obsolete equipment without spare parts. The project is in process.

PPZU: The necessary actions to normalize and certify certified fuel tanks in the plants in María Elena, Coya Sur and Pedro de Valdivia were performed. The project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. The project is in process.

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQ7X: The purpose of this project is to obtain and record information of components and finished products of SQM in the ECHA database in order to comply with the requirements set by the REACH regulation of the European Union. The project is in finishing stage.

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in finishing stage.

SQM S.A.

IP83: Preparation and filing of the EID of the Project “Extension TLN-15”. The projected expenses only include the environment document filing. The project is in process.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is in finishing stage.

IPXE: To implement the plan of environment follow-up of Project Pampa Hermosa in Salar de Llamara. The project is in finishing stage.

IPXF: To implement the environment plan follow-up of the project Pampa Hermosa in Pampa del Tamarugal. The project is in finishing stage.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in finishing stage.

IQ3S: Improvements in the storage installations of dangerous raw materials in Nueva Victoria. The project is in process.

IQ54: This corresponds to the implementation of environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is in process.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

IQOW: Enable a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in finishing stage.

IQPJ: The project consists of the implementation of heritage measures involved in the Environmental Assessment for the mine areas. The measures will be implemented according to the requirements of the mining operation VPONV.

IQWS: Implementation of heritage-related environmental commitments, to make Mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA), The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal contemplated for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Salar de Llamara contemplated for the years 2013-2014. The project is in process.

MQLQ: Design and implement a system to scrub gases allowing mitigating of SO2 emissions, this system should be aligned to SQM´s Sustainable Development Policy. The project is in process.

SQM Salar S.A.

LQG8: Increase the capacity of the waste room of Toconao Camp, in order to avoid accumulation problems and waste handling. The project is in process.

LQDM: Certification of the liquid fuel storage tanks. The project is in process.

LQI6: Preparation and processing of the EIA Update Operations in the Salar de Atacama. The project is in process.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

LQNI: Preparation and processing of EID of project "Expansion of Drying and KCI Compacting Plant". The expenses considered include environmental processing only. The project is in process.

LQSZ: To perform certifications to comply with the SEC regulations.

SIT S.A.

TPYX: To comply with the commitment of decreasing the emission of particulate material towards the city of Tocopilla. The project is in process.

TQAV: Paving and maintenance of internal roads of the port of Tocopilla, to decrease pollution and to comply with the Supreme Decree related to the saturated zone. The project is in process.

TQLY: This project aims at eliminating environmental contamination that may exist in the areas of work of operators. The project is in process.

TQQ5: This project aims to contain emissions of particulate matter to prevent contamination to adjacent communities. The project is in process

SQM Nitratos S.A.

IQMH: Creation of an area allowing to store hazardous substances. The project is in process.

PQI9: Construction of a new pit replacing the current with a new waste water treatment technology. The project is in process.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 25 - Other current and non-current non-financial assets

As of December 31, 2013, and December 31, 2012, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2013 ThUS$	12/31/2012 ThUS$
Domestic Value Added Tax	21,263	42,136
Foreign Value Added Tax	5,842	9,306
Prepaid mining licenses	1,522	1,512
Prepaid insurance	9,767	8,278
Other prepayments	623	494
Other assets	5,213	6,094
Total	44,230	67,820

Other non-financial assets, non-current	12/31/2013 ThUS$	12/31/2012 ThUS$
Stain development expenses and prospecting expenses (1)	33,388	22,496
Guarantee deposits	708	571
Pension plan	987	-
Other assets	1,422	272
Total	36,505	23,339

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2013, and December 31, 2012:

	12/31/2013	12/31/2012
Reconciliation	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, opening balance	22,496	21,395
Changes in assets for exploration and assessment of mineral resources:
Additions, other than business combinations	13,064	843
Depreciation and amortization	(2,059)	(2,080)
Increase (Decrease) due to transfers and other charges	(113)	2,338
Assets for exploration and assessment of mineral resources, net, closing balance	33,388	22,496

-	As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.- Specialty plant nutrients

2.- Iodine and its derivatives

3.- Lithium and its derivatives

4.- Industrial chemicals

5.- Potassium

6.- Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company´s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity to which they affect and as this information is not used by management in decisions making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company´s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity that affects them and as this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of December 31, 2013 as of December 31, 2012 and December 31, 2011:

12/31/2013
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2013
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140	-	-	-	2,203,140
Revenues from transactions with other operating segments of the same entity	121,735	723,801	122,616	309,127	462,565	337,690	2,077,534	(2,077,534)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	809,190	1,184,816	319,108	463,090	1,068,880	435,590	4,280,674	(2,077,534)	-	-	2,203,140

Interest revenue	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	195,404	(254,012)	-	(58,608)
depreciation and amortization expense	(67,656)	(45,371)	(19,338)	(15,152)	(59,670)	(9,634)	(216,821)	-	-	-	(216,821)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	18,786	-	18,786
income tax expense, continuing operations	-	-	-	-	-	-	-	(2,377)	(136,162)	-	(138,539)
Other items other tan significant cash	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	151,388	258,366	97,248	43,042	162,327	93,079	805,450	(567,919)	375,578	-	613,109

Net income (loss) from continuing operations	151,388	258,366	97,248	43,042	162,327	93,079	805,450	(570,296)	239,416	-	474,570
Net income (loss) from discontinued operations
Net income (loss)	151,388	258,366	97,248	43,042	162,327	93,079	805,450	(570,296)	239,416	-	474,570

Assets	-	-	-	-	-	-	-	(7,077,766)	11,845,374	-	4,767,608
Equity-accounted investees	-	-	-	-	-	-	-	(3,353,672)	3,430,690	-	77,018
Increase of non-current assets	-	-	-	-	-	-	-		171,980	-	171,980
Liabilities	-	-	-	-	-	-	-	(3,354,422)	5,689,789	-	2,335,367
Equity											2,432,241
Equity and liability											4,767,608
Impairment loss recognized in profit or loss	(15,985)	(1,832)	(783)	(3,733)	(2,509)	(352)	(25,195)	-	(5,732)	-	(30,927)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	651,713
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	-	(487,385)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	(2,285)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of December 31, 2013 as of December 31, 2012 and December 31, 2011:

12/31/2012
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2012
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160	-	-	-	2,429,160
Revenues from transactions with other operating segments of the same entity	265,814	848,243	154,248	348,667	569,219	493,884	2,680,075	(2,680,075)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	941,164	1,426,334	376,486	593,875	1,174,278	597,098	5,109,235	(2,680,075)	-	-	2,429,160

Interest revenue	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	225,396	(279,491)	-	(54,095)
depreciation and amortization expense	(54,383)	(47,100)	(17,896)	(19,745)	(48,723)	(8,311)	(196,158)	-	-	-	(196,158)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	24,357	-	24,357
income tax expense, continuing operations	-	-	-	-	-	-	-	-	(216,082)	-	(216,082)
Other items other tan significant cash	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	(786,634)	631,491	-	873,451

Net income (loss) from continuing operations	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	(786,634)	415,409	-	657,369
Net income (loss) from discontinued operations
Net income (loss)	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	(786,634)	415,409	-	657,369

Assets	-	-	-	-	-	-	-	(7,296,791)	11,713,222	-	4,416,431
Equity-accounted investees	-	-	-	-	-	-	-	(3,423,758)	3.494,056	-	70,298
Increase of non-current assets	-	-	-	-	-	-	-		255,363	-	255,363
Liabilities	-	-	-	-	-	-	-	(3,393,525)	5,622,510	-	2,228,985
Equity											2,187,446
Equity and liability											4,416,431
Reversal of impairment losses recognized in profit and loss for the year					-		-		-		-
Impairment loss recognized in profit or loss	(10,281)	(2,081)	(162)	(3,043)	(2,471)	(120)	(18,158)	-	(2,900)	-	(21,058)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	650,206	-	650,206
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(562,885)	-	(562,885)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(197,697)	-	(197,697)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of December 31, 2013 as of December 31, 2012 and December 31, 2011:

12/31/2011
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2011
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286	-	-	-	2,145,286
Revenues from transactions with other operating segments of the same entity	268,628	620,516	136,894	265,298	568,393	365,225	2,224,954	(2,224,954)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	990,324	1,074,984	320,297	404,806	1,124,135	455,694	4,370,240	(2,224,954)	-	-	2,145,286

Interest revenue	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	196,461	(235,796)	-	(54,095)
depreciation and amortization expense	(65,902)	(41,500)	(16,747)	(12,739)	(50,748)	(8,261)	(195,897)	-	-	-	(195,897)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	21,808	-	21,808
income tax expense, continuing operations	-	-	-	-	-	-	-	-	(179,710)	-	(179,710)
Other items other tan significant cash	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	227,476	262,361	85,230	56,005	218,264	5,456	854,792	(757,832)	636,869	-	733,829

Net income (loss) from continuing operations	227,476	262,361	85,230	56,005	218,264	5,456	854,792	(757,832)	457,159	-	554,119
Net income (loss) from discontinued operations
Net income (loss)	227,476	262,361	85,230	56,005	218,264	5,456	854,792	(757,832)	457,159	-	554,119

Assets	-	-	-	-	-	-	-	(6,740,071)	10,611,654	-	3,871,583
Equity-accounted investees	-	-	-	-	-	-	-	(2,595,886)	2,656,580	-	60,694
Increase of non-current assets	-	-	-	-	-	-	-		207,320	-	207,320
Liabilities	-	-	-	-	-	-	-	(3,699,768)	5,706,971	-	2,007,203
Equity											1,864,380
Equity and liability											3,871,583
Reversal of impairment losses recognized in profit and loss for the year					1,543		1,543		179		1,722
Impairment loss recognized in profit or loss	(3,379)	(596)	(420)	(3,085)	-	(207)	(7,687)	-	(5,364)	-	(13,051)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	571,345	-	571,345
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(516,228)	-	(516,228)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(105,196)	-	(105,196)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2013:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	-	2,203,140
Cost of sales	(536,067)	(202,650)	(99,244)	(110,921)	(443,988)	(88,820)	-	(1,481,690)

Gross profit	151,388	258,365	97,248	43,042	162,327	9,080	-	721,450

Other incomes by function	-	-	-	-	-	84,000	12,716	96,716
Administrative expenses	-	-	-	-	-	-	(105,189)	(105,189)
Other expenses by function	-	-	-	-	-	-	(49,397)	(49,397)
Other gains (losses)	-	-	-	-	-	-	(11,391)	(11,391)
Financial income	-	-	-	-	-	-	12,696	12,696
Financial costs	-	-	-	-	-	-	(58,608)	(58,608)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,786	18,786
Exchange differences	-	-	-	-	-	-	(11,954)	(11,954)
Profit (loss )before taxes	151,388	258,365	97,248	43,042	162,327	93,080	(192,341)	613,109
Income tax expense	-	-	-	-	-	-	(138,539)	(138,539)
Profit (loss )from continuing operations	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	467,113
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	7,457
Profit (loss)	-	-	-	-	-	-	-	474,570

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2012:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	-	2,429,160
Cost of sales	(457,470)	(215,573)	(111,543)	(162,153)	(359,032)	(94,796)	-	(1,400,567)

Gross profit	217,880	362,518	110,695	83,055	246,027	8,418	-	1,028,593

Other incomes by function	-	-	-	-	-	-	12,702	12,702
Administrative expenses	-	-	-	-	-	-	(106,442)	(106,442)
Other expenses by function	-	-	-	-	-	-	(34,628)	(34,628)
Other gains (losses)	-	-	-	-	-	-	683	683
Financial income	-	-	-	-	-	-	29,068	29,068
Financial costs	-	-	-	-	-	-	(54,095)	(54,095)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	24,357	24,357
Exchange differences	-	-	-	-	-	-	(26,787)	(26,787)
Profit (loss )before taxes	217,880	362,518	110,695	83,055	246,027	8,418	(155,142)	873,451
Income tax expense	-	-	-	-	-	-	(216,082)	(216,082)
Profit (loss )from continuing operations	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	649,167
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	8,202
Profit (loss)	-	-	-	-	-	-	-	657,369

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2011:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	-	2,145,286
Cost of sales	(494,220)	(192,107)	(98,173)	(83,503)	(337,478)	(85,013)	-	(1,290,494)

Gross profit	227,476	262,361	85,230	56,005	218,264	5,456	-	854,792

Other incomes by function	-	-	-	-	-	-	47,681	47,681
Administrative expenses	-	-	-	-	-	-	(91,760)	(91,760)
Other expenses by function	-	-	-	-	-	-	(63,047)	(63,047)
Other gains (losses)	-	-	-	-	-	-	5,787	5,787
Financial income	-	-	-	-	-	-	23,210	23,210
Financial costs	-	-	-	-	-	-	(39,335)	(39,335)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	21,808	21,808
Exchange differences	-	-	-	-	-	-	(25,307)	(25,307)
Profit (loss )before taxes	227,476	262,361	85,230	56,005	218,264	5,456	(120,963)	733,829
Income tax expense	-	-	-	-	-	-	(179,710)	(179,710)
Profit (loss )from continuing operations	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	545,758
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	8,361
Profit (loss)	-	-	-	-	-	-	-	554,119

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.4	Revenue from transactions with other Company operating segments as of December 31, 2013

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140

26.4	Revenue from transactions with other Company operating segments as of December 31, 2012

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160

26.4	Revenue from transactions with other Company operating segments as of December 31, 2011

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.7	Segments by geographical areas as of December 31, 2013 as of December 31, 2012 and December 31, 2011:

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2013
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	242,373	379,063	504,043	546,075	531,586	2,203,140

Non-current assets:	2,218,631	434	36,680	16,636	38,270	2,310,651
Investment accounted for under the equity method	1,649	-	24,847	13,126	37,396	77,018
Intangible assets other than goodwill	104,043	-	-	317	3	104,363
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,050,684	157	460	2,205	871	2,054,377
Investment property	-	-	-	-	-	-
Other non-current assets	35,326	191	-	988	-	36,505

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2012
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	269,421	416,089	558,245	619,667	565,738	2,429,160

Non-current assets:	2,054,806	488	35,709	18,066	29,602	2,138,671
Investment accounted for under the equity method	1,656	-	24,051	15,357	29,234	70,298
Intangible assets other than goodwill	23,630	-	-	378	5	24,013
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,985,128	183	285	2,331	363	1,988,290
Investment property	-	-	-	-	-	-
Other non-current assets	17,463	219	-	-	-	17,682

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.7	Segments by geographical areas as of December 31, 2013 as of December 31, 2012 and December 31, 2011:

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2011
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	247,510	284,605	837,126	445,048	330,997	2,145,286

Non-current assets:	1,809,871	1,757	28,681	15,335	27,664	1,883,308
Investment accounted for under the equity method	1,444	-	16,919	14,867	27,464	60,694
Intangible assets other than goodwill	3,877	-	-	439	-	4,316
Goodwill	27,146	86	11,373	-	-	38,388
Property, plant and equipment, net	1,752,991	1,433	389	29	200	1,755,042
Investment property	-	-	-	-	-	-
Other non-current assets	24,413	238	-	-	-	24,651

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 26 - Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2013 and December 31, 2012:

Location	Products:
Pedro de Valdivia	Production of iodine and nitrate salts
María Elena	Production of iodine and nitrate salts
Coya Sur	Production of nitrate salts
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride, boric acid potassium sulfate
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide
Tocopilla	Port facilities

   Notes to the Consolidated Financial Statements as of December 31, 2013

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

		12/31/2013	12/31/2012	12/31/2011
		ThUS$	ThUS$	ThUS$
27.1	Revenue

	Products	2,191,650	2,420,357	2,38,264
	Services	11,490	8,803	7,022

	Total	2,203,140	2,429,160	2,145,286

		12/31/2013	12/31/2012	12/31/2011
		ThUS$	ThUS$	ThUS$
27.2	Cost of sales

	Raw material and supplies	(811,518)	(1,066,803)	(762,350)

	Types of employee benefits expenses
	Salaries and wages	(138,937)	(134,400)	(104,757)
	Other short-term employee benefits	(44,601)	(66,370)	(52,804)
	Termination benefit expenses	(10,811)	(4,325)	(4,646)
	Total employee benefits expenses	(194,349)	(205,095)	(162,207)

	Depreciation expense	(216,388)	(190,509)	(163,438)
	Amortization expense	-	-
	Impairment loss recognized in profit or loss for the year	(25,195)	(1,762)	(6,144)
	Other expenses, by nature (*)	(234,240)	63,602	(196,355)

	Total	(1,481,690)	(1,400,567)	(1,290,494)

(*)	Include the variation of finished and products in-process

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		12/31/2013	12/31/2012	12/31/2011
		ThUS$	ThUS$	ThUS$
27.3	Other income

	Discounts obtained from suppliers	1,349	648	777
	Compensation received and insurance claim recovery	5,306	5,240	1,271
	Penalties charged to suppliers	374	312	453
	Taxes recovered	9	15	12
	Excess in the provision of liabilities with 3rd parties	712	669	630
	Excess in allowance for doubtful accounts	-	154	178
	Sale of Property, plant and equipment	107	281	2,213
	Sale of materials, spare parts and supplies	1,392	1,388	959
	Sale of mining concessions (1)	86,157	1,578	613
	Sale of scrap	27	176	141
	Indemnity Minera Esperanza	-	28	192
	Excess indemnity provision Yara South Africa	272	335	-
	Lowest Price paid in portfolio purchase	337	-
	Lowest Price in goodwill purchases	248	-
	Change inventory provision			559
	Sale of concession of Minera Sierra Gorda			37,679
	Other operating results	426	1,878	2,004

	Total	96,716	12,702	47,681

(1)	During 2013, the Company, Antofagasta Minerals S.A. and Minera Antucoya entered into an amendment to their Mining Claim Sale Contract in relation to the “Antucoya Project”, whereby the Company sold certain mining concessions for ThUS$84,000. The amendment provided a one time cash payment in lieu of annual royalty payments.

		12/31/2013	12/31/2012	12/31/2011
		ThUS$	ThUS$	ThUS$
27.4	Administrative expenses

	Employee benefit expenses by nature
	Salaries and wages	(48,033)	(44,429)	(42,609)
	Other short-term benefits to employees	(3,176)	(2,868)	(3,884)

	Total employee benefit expenses	(51,209)	(47,297)	(46,493)

	Other expenses, by nature	(53,980)	(59,145)	(45,267)

	Total	(105,189)	(106,442)	(91,760)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		12/31/2013	12/31/2012	12/31/2011
		ThUS$	ThUS$	ThUS$
27.5	Other expenses by function

	Employee benefit expenses by nature
	Other short-term benefits to employees	(6)	(24)	(16)

	Depreciation and amortization expenses
	Depreciation of stopped assets	(433)	(5,649)	(32,459)

	Impairment loss recognized in profit or loss for the year
	Impairment of allowance for doubtful accounts	(732)	(1,054)	(3,364)

	Subtotal to date	(732)	(1,054)	(3,364)

	Other expenses, by nature
	Legal Expenses	(3,791)	(1,984)	(2,422)
	Worksite stoppage expenses	(75)	(75)	-
	VAT and other unrecoverable tax	(1,196)	(1,182)	(685)
	Fines paid	(444)	(790)	-
	Consultancy services	(8)	(19)	-
	Provisions, investment and material plan expenses	(19,397)	(15,578)	(13,462)
	Donations rejected as expense	(5,253)	(5,517)	(2,557)
	Provision for work closing	(1,276)	(634)	(224)
	Legal provision	-	-	(3,500)
	Adjustment to net realizable value of items of PP&E	(10,085)	-
	Indemnities paid	(146)	(281)	(3,495)
	Other operating expenses	(6,555)	(1,841)	(863)

	Subtotal to date	(48,226)	(27,901)	(27,208)

	Total	(49,397)	(34,628)	(63,047)

		12/31/2013	12/31/2012	12/31/2011
		ThUS$	ThUS$	ThUS$
27.6	Other income (expenses)

	Personnel restructuring expenses	(11,545)	-
	Sale of investment in associates	-	(404)	1,467
	Retirement plan provision	-	-	880
	El Toco closing provision	-	-	3,016
	Other	154	1,087	424

	Total	(11,391)	683	5,787

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature :	January to December
		2013	2012	2011
		ThUS$	ThUS$	ThUS$

	Raw material and supplies used	(811,518)	(1,066,803)	(762,350)

	Types of employee benefits expenses

	Salaries and wages	(186,970)	(178,829)	(147,366)
	Other short-term employee benefits	(47,783)	(69,262)	(56,704)
	Termination benefit expenses	(10,811)	(4,325)	(4,646)
	Total employee benefit expenses	(245,564)	(252,416)	(208,716)
	Depreciation and amortization expenses
	Depreciation expense	(216,821)	(196,158)	(195,897)
	Amortization expense	-	-
	Impairment loss recognized in profit or loss for the year	(25,927)	(2,816)	(11,508)
	Other expenses, by nature	(347,837)	(23,444)	(266,830)

	Total expenses, by nature	(1,647,667)	(1,541,637)	(1,445,301)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

27.8	Finance expenses	January to December
		2013	2012	2011
		ThUS$	ThUS$	ThUS$

	Interest expense from bank borrowings and overdrafts	(3,186)	(2,613)	(2,271)
	Interest expense from bonds	(62,966)	(54,130)	(50,900)
	Interest expense from loans	(8,691)	(10,043)	(6,304)
	Capitalized interest expenses	17,232	14,153	22,249
	Other finance costs	(997)	(1,462)	(2,109)

	Total	(58,608)	(54,095)	(39,335)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Nota 28 - Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2013 and December 31, 2012, are as follows:

28.1	Current tax assets:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	44,018	23,713
Monthly provisional payment Royalty	10,417	2,430
Monthly provisional income tax payments, foreign companies	1,444	1,979
Corporate tax credits (1)	2,025	144
Corporate tax absorbed by tax losses (2)	1,572	1,968
Total	59,476	30,234

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2013 and 2012.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

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

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities:

Current tax liabilities	12/31/2013	12/31/2012
	ThUS$	ThUS$
1st Category income tax	21,466	9,811
Royalty tax on mining activity	-	3,597
Foreign company income tax	10,113	10,206
Article 21 Single Tax	128	10
Total	31,707	23,624

Income tax is determined on the basis of the determination of tax result to which the tax rate currently in force in Chile is applied. As established by Law 20.630, beginning on 2012 and after this tax rate is 20%.

The provision for royalty is determined by applying the tax rate determined for the Net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of December 31, 2013 as December 31, 2012, and December 31, 2011 the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2013 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$
Taxable profits with credit rights	1,321,643	1,262,201	1,053,651
Taxable profits without credit right	90,628	138,535	150,234
Taxable loss	7,425	9,931	15,069
Credit for shareholders	321,006	294,146	242,143

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

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

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii) different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

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

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences

d.1	Income tax assets and liabilities as of December 31, 2013 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	162,378
Doubtful accounts impairment	-	-	7,030	-
Accrued vacations	-	-	3,566	-
Manufacturing expenses	-	-	-	66,759
Unrealized gains (losses) from sales of products	-	-	84,711	-
Fair value of bonds	-	-	661	-
Severance indemnity	-	-	-	4,628
Hedging	-	-	-	5,261
Inventory of products, spare parts and supplies	1	-	20,828	-
Research and development expenses	-	-	-	7,018
Tax losses	-	-	468	-
Capitalized interest	-	-	-	21,759
Expenses in assumption of bank loans	-	-	-	2,917
Unaccrued interest	-	-	39	-
Fair value of property, plant and equipment	-	-	-	603
Employee benefits	-	-	381	-
Royalty deferred income taxes	-	-	-	7,923
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	1,878	-
Provision for investment plan	-	-	4,225	-
Provision of fines and crushing site closure	-	-	1,600	-
Other	530	-	-	201
Balance to date	531	-	125,387	279,682
Net balance	531	-	-	154,295

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2012 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
Liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	145,251
Doubtful accounts impairment	-	-	5,807	-
Accrued vacations	-	-	3,971	-
Manufacturing expenses	-	-	-	60,160
Unrealized gains (losses) from sales of products	-	-	105,879	-
Fair value of bonds	-	-	3,684	-
Severance indemnity	-	-	-	4,483
Hedging	-	-	-	22,890
Inventory of products, spare parts and supplies	37	-	14,990	-
Research and development expenses	-	-	-	4,917
Tax losses	-	-	1,509	-
Capitalized interest	-	-	-	20,449
Expenses in assumption of bank loans	-	-	-	2,243
Unaccrued interest	-	-	215	-
Fair value of property, plant and equipment	-	-	-	2,743
Employee benefits	-	-	2,027	-
Royalty deferred income taxes	-	-	-	8,430
Purchase of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	1,823	-
Provision for investment plan	-	-	2,487	-
Provision of fines and crushing site closure	-	-	745	-
Other	186	-	2,984	-
Balance to date	223	-	146,121	271,566
Net balance	223	-	-	125,445

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2013

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	145,251	17,127	-	17,127	162,378
Doubtful accounts impairment	(5,807)	(1,223)	-	(1,223)	(7,030)
Accrued vacations	(3,971)	405	-	405	(3,566)
Manufacturing expenses	60,160	6,599	-	6,599	66,759
Unrealized gains (losses) from sales of products	(105,879)	21,168	-	21,168	(84,711)
Fair value of bonds	(3,684)	-	3,023	3,023	(661)
Severance indemnity	4,483	146	-	146	4,628
Hedging	22,890	(17,629)	-	(17,629)	5,261
Inventory of products, spare parts and supplies	(14,990)	(5,802)	-	(5,802)	(20,828)
Research and development expenses	4,917	2,101	-	2,101	7,018
Capitalized interest	20,449	1,310	-	1,310	21,759
Expenses in assumption of bank loans	2,243	674	-	674	2,917
Unaccrued interest	(215)	176	-	176	(39)
Fair value of property, plant and equipment	2,743	(2,140)	-	(2,140)	603
Employee benefits	(2,027)	1,646	-	1,646	(381)
Royalty deferred income taxes	8,430	(507)	-	(507)	7,923
Unused tax losses	(1,509)	1,041	-	1,041	(468)
Purchase of intangible assets	-	235	-	235	235
Provision for lawsuits and legal expenses	(1,823)	(55)	-	(55)	(1,878)
Provision for investment plan	(2,487)	(1,738)	-	(1,738)	(4,225)
Provision of fines and crushing site closure	(745)	(855)	-	(855)	(1,600)
Other	(3,984)	2,841	-	2,841	201
Total temporary differences, losses and unused fiscal credits	125,445	25,520	3,023	28,543	154,295

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2012

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	114,151	31,100	-	31,100	145,251
Doubtful accounts impairment	(4,061)	(1,746)	-	(1,746)	(5,807)
Accrued vacations	(2,642)	(1,329)	-	(1,329)	(3,971)
Manufacturing expenses	54,747	5,413	-	5,413	60,160
Unrealized gains (losses) from sales of products	(97,441)	(8,438)	-	(8,438)	(105,879)
Fair value of bonds	(2,104)	-	(1,580)	(1,580)	(3,684)
Severance indemnity	3,036	1,447	-	1,447	4,483
Hedging	16,636	6,254	-	6,254	22,890
Inventory of products, spare parts and supplies	(7,866)	(7,161)	-	(7,161)	(14,990)
Research and development expenses	4,598	319	-	319	4,917
Capitalized interest	17,461	2,988	-	2,988	20,449
Expenses in assumption of bank loans	1,855	388	-	388	2,243
Unaccrued interest	(386)	171	-	171	(215)
Fair value of property, plant and equipment	(1,539)	4,282	-	4,282	2,743
Employee benefits	(1,177)	(850)	-	(850)	(2,027)
Royalty deferred income taxes	10,035	(1,605)	-	(1,605)	8,430
Unused tax losses	(1,046)	(463)	-	(463)	(1,509)
Purchase of intangible assets	-	-	—	-	-
Provision for lawsuits and legal expenses	(1,848)	25	-	25	(1,823)
Provision for investment plan	(2,861)	374	-	374	(2,487)
Provision of fines and crushing site closure	(640)	(105)	-	(105)	(745)
Other	(618)	(2,552)	-	(2,552)	(2,984)
Total temporary differences, losses and unused fiscal credits	98,290	28,512	(1,580)	26,932	125,445

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2013 and December 31, 2012, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$

Chile	468	1,509
Other countries	-	-

Total	468	1,509

Tax losses as of December 31 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras S.A. e Isapre Norte Grande Ltda.

d.5	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 are as follows:

	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses (Carry Forwards)	139	139	139
Doubtful accounts impairment	81	81	81
Inventory impairment	1,020	1,020	1,020
Pensions plan	(536)	(536)	(536)
Accrued vacations	29	29	29
Depreciation	(57)	(57)	(57)
Other	(19)	(19)	(19)

Balances to date	657	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.6	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 are detailed as follows:

	12/31/2013	12/31/2012
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	125,222	98,290
Increase in deferred taxes in profit or loss	25,519	28,512
Tax Recovery of first category credit absorbed by tax losses	-	-
Increase (decrease) in deferred taxes in equity	3,023	(1,580)

Balances to date	153,764	125,222

d.7	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b) a business combination

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Current and deferred tax (expenses) income are detailed as follows:

	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax (expense)
Current income tax (expense)	(113,326)	(187,715)	(181,424)
Adjustments to prior year current income tax	305	145	(1,950)

Current income tax (expense), net, total	(113,021)	(187,570)	(183,374)

Deferred tax (expense)
Deferred tax (expense) income relating to the creation and reversal of temporary differences	(25,518)	(28,512)	3,664
Deferred tax (expense), net, total	(25,518)	(28,512)	3,664

Tax (expense) income	(138,539)	(216,082)	(179,710)

Tax (expense) income for foreign and domestic parties are detailed as follows:

	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax (expense), foreign parties, net	(8,267)	(14,790)	(5,231)
Current income tax (expense), domestic, net	(104,769)	(172,780)	(178,143)

Current income tax (expense), net, total	(113,036)	(187,570)	(183,374)

Deferred tax expense by foreign and domestic parties, net
Deferred tax (expense), foreign parties, net	492	474	(651)
Deferred tax (expense), domestic, net	(25,995)	(28,986)	4,315

Deferred tax (expense), net, total	(25,503)	(28,512)	3,664

Income tax (expense)	(138,539)	(216,082)	(179,710)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.8	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met

(a)	the parent, investor or interest holder is able to control better opportunity for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

d.9	Disclosures on the tax effects of other comprehensive income components:

	12/31/2013
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
Cash flow hedge	15,113	(3,023)	12,090
Total	15,113	(3,023)	12,090

	12/31/2012
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	(6,236)	1,580	(4,656)

Total	(6,236)	1,580	(4,656)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

	12/31/2011
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	(1,091)	218	(873)

Total	(1,091)	218	(873)

d.10	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying financial gains for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile

	12/31/2013	12/31/2012	12/31/2011
	ThUS$	ThUS$	ThUS$
	Income (expense)	Income (expense)	Income (expense)

Consolidated income before taxes	613,110	873,451	733,829
Income tax rate in force in Chile	20%	20%	20%

Tax expense using the legal rate	(122,622)	(174,690)	(146,766)
Effect of royalty tax expense	(10,277)	(25,486)	(24,487)
Tax effect of non-taxable revenue	5,669	7,419	6,865
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(1,955)	(3,091)	(2,548)
Tax effect of tax rates supported abroad	(2,268)	(5,265)	(3,173)
Effect on the tax rate arising from changes in the tax rate	-	-
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(7,086)	(14,969)	(9,601)
Tax expense using the effective rate	(138,539)	(216,082)	(179,710)

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.11	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile:

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement of any taxes to be paid, by applying a requirement of a 3 years term from the expiration of the legal deadline when payment should have been made. In addition, this requirement could be extended to a 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented purposely false.

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

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of asset	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$
Current assets:
Cash and cash equivalents	BRL	73	20
Cash and cash equivalents	CLP	25,391	76,712
Cash and cash equivalents	CNY	384	181
Cash and cash equivalents	EUR	9,230	3,601
Cash and cash equivalents	GBP	14	70
Cash and cash equivalents	IDR	4	5
Cash and cash equivalents	INR	7	13
Cash and cash equivalents	MXN	428	720
Cash and cash equivalents	PEN	2	75
Cash and cash equivalents	THB	2,161	-
Cash and cash equivalents	YEN	1,435	1,369
Cash and cash equivalents	ZAR	7,229	7,421
Subtotal cash and cash equivalents		46,358	90,187
Other current financial assets	CLP	108,892	182,427
Subtotal other current financial assets		108,892	182,427
Other current non-financial assets	ARS	21	29
Other current non-financial assets	AUD	95	-
Other current non-financial assets	BRL	1	5
Other current non-financial assets	CLF	75	23
Other current non-financial assets	CLP	25,814	42,378
Other current non-financial assets	CNY	33	29
Other current non-financial assets	EUR	5,383	8,534
Other current non-financial assets	MXN	793	736
Other current non-financial assets	PEN	3	55
Other current non-financial assets	THB	13	-
Other current non-financial assets	YEN	-	15
Other current non-financial assets	ZAR	801	702
Subtotal other current non-financial assets		33,032	52,506
Trade and other receivables	AUD	-	14
Trade and other receivables	BRL	32	58
Trade and other receivables	CLF	507	826
Trade and other receivables	CLP	50,112	78,112
Trade and other receivables	CNY	9	2,014
Trade and other receivables	EUR	31,975	47,962
Trade and other receivables	GBP	261	399
Trade and other receivables	MXN	240	200
Trade and other receivables	PEN	92	114
Trade and other receivables	THB	1,823	-
Trade and other receivables	YEN	-	-
Trade and other receivables	ZAR	14,742	16,004
Subtotal trade and other receivables		99,793	145,703
Receivables from related parties	AED	379	-
Receivables from related parties	CLP	517	1,154
Receivables from related parties	EUR	845	34
Receivables from related parties	YEN	197	28
Receivables from related parties	ZAR	9,157	3,312
Subtotal receivables from related parties		11,095	4,528
Current tax assets	AUD	-	452
Current tax assets	CLP	1,033	457
Current tax assets	EUR	75	72
Current tax assets	INR	-	5
Current tax assets	MXN	230	698
Current tax assets	PEN	267	363
Current tax assets	YEN	-	135
Subtotal current tax assets		1,605	2,182
Total current assets		300,775	477,533

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of asset	Currency	12/31/2013 ThUS$	12/31/2012 ThUS$
Non-current assets:
Other non-current financial assets	BRL	27	30
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	45	54
Subtotal other non-current financial assets		92	104
Other non-current non-financial assets	BRL	191	219
Other non-current non-financial assets	CLP	758	624
Subtotal other non-current non-financial assets		949	843
Non-current rights receivable	CLF	465	602
Non-current rights receivable	CLP	818	709
Subtotal non-current rights receivable		1,283	1,311
Equity-accounted investees	AED	24,215	17,044

Equity-accounted investees	CLP	1,649	1,656
Equity-accounted investees	IDR	802	-
Equity-accounted investees	EUR	7,924	8,495
Equity-accounted investees	INR	-	683
Equity-accounted investees	THB	1,876	1,608
Equity-accounted investees	TRY	15,336	15,431
Subtotal equity-accounted investees		51,802	44,917
Intangible assets other than goodwill	CLP	507	170
Intangible assets other than goodwill	CNY	3	6
Subtotal intangible assets other than goodwill		510	176
Property, plant and equipment	CLP	5,633	3,639
Subtotal property, plant and equipment		5,633	3,639
Total non-current assets		60,269	50,990
Total assets		361,044	528,523

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2013			12/31/2012
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	1,455	77,866	79,321	5,967	7,465	13,432
Other current financial liabilities	CLP	-	141,704	141,704	1,265	1,470	2,735
Subtotal other current financial liabilities		1,455	219,570	221,025	7,232	8,935	16,167
Trade and other payables	ARS	3	-	3	1	-	1
Trade and other payables	BRL	64	-	64	71	-	71
Trade and other payables	CHF	1	-	1	155	-	155
Trade and other payables	CLP	55,785	26,224	82,009	132,037	35	132,072
Trade and other payables	CNY	117	-	117	1,642	-	1,642
Trade and other payables	EUR	18,654	-	18,654	18,983	279	19,262
Trade and other payables	GBP	6	-	6	142	-	142
Trade and other payables	INR	1	-	1	4	-	4
Trade and other payables	MXN	485	-	485	808	2	810
Trade and other payables	PEN	3	-	3	36	-	36
Trade and other payables	YEN	-	-	-	66	49	115
Trade and other payables	ZAR	2,517	-	2,517	1,810	-	1,810
Subtotal trade and other payables		77,636	26,224	103,860	155,755	365	156,120
Other current provisions	ARS	62	-	62	-	-	-
Other current provisions	BRL	821	595	1,416	17	1,606	1,623
Other current provisions	CLP	6	-	6	28	-	28
Other current provisions	EUR	7	-	7	248	-	248
Other current provisions	INR	1	-	1	-	-	-
Subtotal other current provisions		897	595	1,492	293	1,606	1,899
Current tax liabilities	INR	-	-	-	5	-	5
Current tax liabilities	BRL	-	-	-	-	3	3
Current tax liabilities	CLP	-	33	33	-	2,660	2,660
Current tax liabilities	CNY	-	-	-	-	22	22
Current tax liabilities	EUR	-	1,553	1,553	-	2,742	2,742
Current tax liabilities	MXN	-	-	-	36	-	36
Current tax liabilities	ZAR	-	-	-	-	55	55
Subtotal current tax liabilities		-	1,586	1,586	41	5,482	5,523
Current provisions for employee benefits	CLP	24,172	-	24,172	7,557	14,760	22,317
Current provisions for employee benefits	MXN	156	-	156	-	212	212
Subtotal current provisions for employee benefits		24,328	-	24,328	7,557	14,972	22,529

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2013			12/31/2012
Class of liabilities	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	55	-	55	12	44	56
Other current non-financial liabilities	CLP	7,055	19,922	26,977	9,561	26,714	36,275
Other current non-financial liabilities	CNY	18	-	18	26	-	26
Other current non-financial liabilities	EUR	2,442	-	2,442	637	-	637
Other current non-financial liabilities	MXN	720	62	782	250	103	353
Other current non-financial liabilities	AUD	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	THD	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	8	-	8	9	-	9
Subtotal other current non-financial liabilities		10,368	19,984	30,352	10,565	26,861	37,426
Total current liabilities		114,684	267,957	382,641	181,443	58,221	239,664

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2013				12/31/2012
Class of liabilities	Currency	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	12,957	57,168	293,844	363,969	85,681	61,119	321,857	468,657
Other non-current financial liabilities	CLP	-	-	-	-	151,500	-	-	151,500
Subtotal other non-current financial liabilities		12,957	57,168	293,844	363,969	237,181	61,119	321,857	620,157

Deferred tax liabilities	CLP	-	-	-	-	-	-	43	43
Deferred tax liabilities	MXN	-	-	-	-	159	-	-	159
Subtotal deferred tax liabilities		-	-	-	-	159	-	43	202
Non-current provisions for employee benefits	CLP	-	-	28,532	28,532	-	-	33,766	33,766
Non-current provisions for employee benefits	MXN	-	-	131	131	-	-	132	132
Non-current provisions for employee benefits	YEN	-	-	494	494	-	-	532	532
Subtotal non-current provisions for employee benefits		-	-	29,157	29,157	-	-	34,430	34,430
Total non-current liabilities		12,957	57,168	323,001	393,126	237,340	61,119	356,330	654,789

   Notes to the Consolidated Financial Statements as of December 31, 2013

Note 30 – Subsequent events

30.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2013 were approved and authorized for issuance by the Management on April 23, 2014.

30.2	Disclosures on events occurring after the reporting date

Management is not aware of any significant events that occurred between December 31, 2013 and the date of issuance of these consolidated financial statements that may significantly affect them.

30.3	Detail of dividends declared after the reporting date

At the date of these financial statements, there are no dividends declared after the balance sheet date.

