Form 20-F/A
period 2013-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2014-04-29
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 20-F/A

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

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ YES ☒ NO

EXPLANATORY NOTE

Sociedad Química y Minera de Chile S.A. ("SQM") is filing this Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the Securities and Exchange Commission on April 28, 2013 (the "Form 20-F"), solely to correct the period identified in the Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except for the signature page and the updated certifications of our Chief Executive Officer and Chief Financial Officer, this Amendment No. 1 to our Form 20-F does not modify or update other disclosures in, or exhibits to, the Form 20-F.  The financial statements of SQM included in this amendment have not changed since the filing of the Form 20-F.

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

ii

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

iii

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

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company*

8.1	Significant subsidiaries of the Company**

12.1	Section 302 Chief Executive Officer Certification**

12.2	Section 302 Chief Financial Officer Certification**

12.3	Section 302 Chief Executive Officer Certification

12.4	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification**

13.2	Section 906 Chief Executive Officer Certification

13.3	Section 906 Chief Financial Officer Certification

*Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on June 30, 2011.

**Previously filed on April 28, 2014.

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

Date: April 29, 2014

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

