Form 20-F
period 2014-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2015-05-18
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Gerardo Illanes +56 2 2425-2485 gerardo.illanes@sqm.com El Trovador 4285, 6th Floor, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Series B shares, in the form of American Depositary Shares each representing one Series B share	New York Stock Exchange

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

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “$,” “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2014, UF 1.00 was equivalent to US$40.59 and Ch$24,627.10 according to the Chilean Central Bank (Banco Central de Chile). As of May 11, 2015, UF 1.00 was equivalent to US$40.88 and Ch$24,808.81.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

Our fiscal year ends on December 31. As December 31 is a public holiday in Chile, certain financial information is reflected as of December 30, 2014.

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

GLOSSARY

“assay values” Chemical result or mineral component amount contained by the sample.

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

“CAGR” Compound annual growth rate, the year over year growth rate of an investment over a specified period of time.

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

ii

“Corfo” Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting Chile’s manufacturing productivity and commercial development.

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

“Indicated Mineral Resource” See “Resources—Indicated Mineral Resource.”

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

“Measured Mineral Resource” See “Resources—Measured Mineral Resource.”

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

“Proven Mineral Reserve” See “Reserves—Proven Mineral Reserve.”

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

“Reserves—Proven Mineral Reserve” ** The economically mineable part of a Measured Mineral Resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

iii

“Resources—Indicated Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

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

“Resources—Inferred Mineral Resource” ** The part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

“Resources—Measured Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

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

“Resources—Mineral Resource” ** A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economically viable extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

“solar salts” A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo-energy.

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

“waste” Rock or mineral which is not economical for metallurgical treatment.

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2014 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2014.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “likely,” “could” or similar expressions may identify forward-looking information. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company, Item Number 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations; and
•	additional factors discussed below under Item 3. Key Information—Risk Factors.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial data as of December 31, 2014 and the previous four years. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

Since January 1, 2010, the Company’s Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
(in millions of U.S. dollars)(1)	2014	2013	2012	2011	2010

Statement of income:
Revenues	2,014.2	2,203.1	2,429.2	2,145.3	1,830.4
Cost of sales	(1,431.2)	(1,481.7)	(1,400.6)	(1,290.5)	(1,204.4)

Gross profit	583.0	721.5	1,028.6	854.8	626.0

Other income	24.1	96.7	12.7	47.7	6.5
Administrative expenses	(96.5)	(105.2)	(106.4)	(91.8)	(78.8)
Other expenses(2)	(64.3)	(49.4)	(34.6)	(63.0)	(36.2)
Other gains (losses)	4.4	(11.4)	0.7	5.8	(7.0)
Finance income	16.1	12.7	29.1	23.2	12.9
Finance expenses	(63.4)	(58.6)	(54.1)	(39.3)	(35.0)
Equity income of associates and joint ventures accounted for using the equity method	18.1	18.8	24.4	21.8	10.7
Foreign currency exchange differences	(16.5)	(12.0)	(26.8)	(25.3)	(5.8)

Income before income tax expense(2)	405.0	613.1	873.5	733.8	493.3

	As of and for the year ended December 31,
(in millions of U.S. dollars)(1)	2014	2013	2012	2011	2010

Income tax expense (3)	(160.7)	(138.5)	(216.1)	(179.7)	(106.0)

Profit for the year (2)(3)	244.3	474.6	657.4	554.1	387.3
Profit attributable to:
Controlling interests (2)(3)	236.9	467.1	649.2	545.8	382.1
Non-controlling interests	7.4	7.5	8.2	8.4	5.1
Profit for the year (2)(3)	244.3	474.6	657.4	554.1	387.3

Basic earnings per share(4)	0.90	1.77	2.47	2.07	1.45
Basic earnings per ADS(5)(6)	0.90	1.77	2.47	2.07	1.45
Dividends per share(6)(7)(8)	1.42	1.04	1.25	1.04	0.66
Dividends per ADS(7)(8)	1.42	1.04	1.25	1.04	0.66
Weighted average(4)(5) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1) Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2) The 2014 figure includes provisions of approximately US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. Such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”). Therefore, this amount was not reflected in these statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments of invoices made by SQM between the tax years 2009 and 2014.”

(3) In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements and as presented in its statutory consolidated financial statements filed with the SVS. Subsequent amendments will be recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.

(4) The Company has not conducted any type of transaction that would give rise to a potential dilutive effect on its earnings per share. The total number of outstanding shares as of each period end is the same as the weighted average shares outstanding.

(5) The calculation of earnings per ADSs and dividends per ADS is based on the ratio of 1:1.

(6) Dividends per share are calculated based on 263,196,524 shares for the periods ended December 31, 2014, 2013, 2012, 2011 and 2010.

(7) Dividends are paid from net income as determined in accordance with SVS regulations. See “Item 8.A. Dividend Policy.” For dividends in Ch$, see “Item 8.A. Dividend Policy—Dividends.”

(8) Dividend amount paid per calendar year to shareholders of the Company. See “Item 8.A. Dividend Policy.”

	As of and for the year ended December 31,
(in millions of U.S. dollars)	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	4,663.7	4,767.6	4,416.4	3,871.6	3,372.8
Total liabilities	2,371.1	2,335.4	2,229.0	2,007.2	1,702.0

5

	As of and for the year ended December 31,
(in millions of U.S. dollars)	2014	2013	2012	2011	2010
Total equity	2,292.5	2,432.2	2,187.4	1,864.4	1,670.8
Equity attributable to controlling interests	2,232.6	2,376.6	2,132.8	1,812.8	1,622.8
Equity attributable to non-controlling interest	59.9	55.6	54.7	51.5	48.0
Capital stock	477.4	477.4	477.4	477.4	477.4

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

The U.S. dollar is our functional currency. However, unless otherwise indicated, any amounts translated into U.S. dollars from Chilean pesos were translated using the Observed Exchange Rate for December 31, 2014, which was Ch$606.75 per US$1.00. As of May 11, 2015 the Observed Exchange Rate was US$1.00 per Ch$606.92.

Observed Exchange Rate(1)

		Ch$ per US$

Year	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)

2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.59	479.96
2013	466.50	533.95	495.18	524.61
2014	527.53	621.41	570.34	606.75

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)
2014
November	580.62	605.46	593.91	605.46
December	606.75	621.41	612.98	606.75
2015
January	612.47	632/03	622.11	632.03
February	616.86	632.19	622.95	618.76
March	617.38	642.18	628.86	626.58
April	606.39	621.10	614.00	611.28
May (through May 11, 2015)	605.77	614.48	609.75	606.92

Source: Central Bank of Chile

(1)	Reflects high and low rates on a day-to-day basis, for each period reported.

(2)	The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.

(3)	Based on transactions observed during the last day of the period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business, financial condition, cash flows, or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

We could be subject to numerous risks as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2014

The SII has been conducting tax investigations related to the payment of invoices by companies, including SQM, for services that may not have been properly supported. The Chilean Public Prosecutor (Ministerio Público) has been conducting related inquiries to determine whether such payments may be linked with alleged violations of political contribution laws involving a variety of Chilean companies, including SQM, and government officials.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues referred to in the above paragraph and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee has engaged its own lawyers from Chile and the United States and forensic accountants from the United States to assist as it proceeds with its internal review.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s former CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corp., one of SQM’s two principal shareholder groups. Potash Corp. issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered and therefore may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO during the six-year tax period from 2009 to 2014. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and current CEO and CFO in their capacities as the Company’s tax representatives relating to the US$11 million in payments referred to above. This and subsequent related claims filed by the SII are subject to review by the Public Prosecutor in order to determine whether to pursue charges against any of the parties in their personal capacities.

On March 30, 2015, the Company submitted amendments to its tax returns for the 2009 to 2014 tax years and has paid taxes and interest relating to such amended returns totaling approximately US$7 million. The aggregate amount was approximately evenly distributed over the six-year period, but as the amounts were inconsequential in each individual year, the Company recorded a provision for the aggregate amount in the “other expenses” line-item of the income statement for the year ended December 31, 2014.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above.

On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiaries during the same six-year tax period that were authorized by the former CEO and that also may have been insufficiently supported. On the same date, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by Potash Corp., and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of the invoices that were not properly supported by services rendered and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If, as a result of the formal investigation, the former CEO is charged and finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court (Octavo Tribunal de Juicio Oral en lo Penal de Santiago) totaling 50% to 300% of the tax paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII on March 30, 2015. This claim is subject to review by the Public Prosecutor in order to determine whether to pursue charges against any of the parties in their personal capacities.

Class action complaints have been filed in the United States against the Company, our former CEO and current CEO and CFO, alleging violations of U.S. securities laws based on the failure to timely disclose matters related to the subject matter of the various Chilean investigations.

The investigation and the inquiries by the Chilean regulatory authorities have not been completed. We cannot predict the outcome or the duration of these investigations. We could be subject to civil, criminal or regulatory proceedings in Chile and we could be subject to civil, criminal or regulatory proceedings outside of Chile, including for violation of U.S. securities or anti-corruption laws. We have been in communications with our regulators in Chile and the United States. Responding to our regulator’s inquiries and any future civil, criminal or regulatory inquiries or proceedings could divert our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. We may be required to pay material damages or penalties or have other remedies imposed upon us. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities. However, the Company’s management, based on its understanding of the investigation to date, does not believe there will be any additional material impact to the Company’s business, financial condition, cash flows or results of operations.

For more information, see “Item 8.A. Legal Proceedings.”

Arbitration proceedings under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement between SQM Salar and Corporación de Fomento de la Producción (“Corfo”), a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2014, revenue related to products originating from the Salar de Atacama represented 39% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to place markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. However, an adverse ruling awarding damages sought by Corfo or permitting early termination of the Lease Agreement would have a material adverse effect on our business, financial condition, cash flows and results of operations. We cannot assure you that Corfo will not use this arbitration proceeding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to SQM Salar. Although the parties are currently discussing potential resolutions, we cannot assure you such discussions will be successful or that Corfo will not take other actions in the future in relation to the Lease Agreement that are contrary to our interests.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain recent members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Mr. Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Mr. Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Mr. Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and related persons beneficially owned 29.94% of SQM’s total shares as of December 31, 2014. See “Item 6.E. Share Ownership.” The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The SVS alleged violation by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision imposing an aggregate fine against all of the defendants of UF 4,0110,000 (approximately US$162.8 million as of December 31, 2014), including a fine against Mr. Ponce of UF 1,700,000 (approximately US$69.0 million as of December 31, 2014) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.4 million as of December 31, 2014). The defendants are currently challenging the SVS administrative decision before a Chilean Civil Court.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. In addition, the SII announced an investigation of the transactions alleged to have occurred in the Cascading Companies Proceedings in order to determine whether the individuals or companies involved violated Chilean tax laws or filed false returns for the purpose of evading taxes.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the current Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

We recently identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer

Our management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management has determined that the Company did not maintain effective control over payments directed by the office of the former CEO. Based on the assessment, our management has concluded that as of December 31, 2014, the Company’s internal control over financial reporting was not effective. See “Item 15. Controls and Procedures—Disclosure Control and Procedures.”

Although we have initiated steps to remediate the identified material weakness and enhance our internal controls, any failure to implement and maintain such measures or difficulties encountered in their implementation could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, during the first half of 2014, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which increased volatility in the price of fertilizers. The average price for our potassium chloride and potassium sulfate business line was approximately 11% lower in 2014 compared to 2013. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During 2013, even though iodine demand reached record highs, demand growth softened, and supply increased, causing a decline in iodine prices. The average price of iodine seen by SQM was approximately US$38 per kilogram in 2014, approximately 23% less than average prices seen by the Company in 2013. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a decrease in lithium prices and sales volumes. In September 2009, we announced a 20% reduction in lithium carbonate and lithium hydroxide prices as a means of stimulating demand. As a result, in 2010 we observed demand recovery in the lithium carbonate market, which continued in 2011 and 2012. In 2013, we continued to see strong market growth, driven mostly by an increase in demand related to battery use. Nevertheless, demand growth was accompanied by an increase in supply from existing competitors. In 2014, prices remained at similar levels averaging US$5,235 per metric ton in 2014 for this business line, which was 4% lower compared to 2013. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2014, approximately 46% of our sales were made in emerging market countries: 18% in Central and South America (excluding Chile); 7% in Africa and the Middle East; 11% in Chile and 10% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase because of the global economic slowdown

In general, world economic conditions can affect our inventory levels. At the end of 2014, our inventory levels were relatively high compared to prior years. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of adverse global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium carbonate, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 15% in 2014. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists and were most recently validated in January 2015 by Mrs. Marta Aguilera and Mr. Orlando Rojas. Mrs. Aguilera is a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Geology and Mining Development. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”), and she is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with such law and related regulations. Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 35 years since graduating from university, including more than 30 years working on estimates for reserves and resources.

Our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and were most recently validated in March 2015 by Mr. Álvaro Henríquez and Mr. Orlando Rojas. Mr. Henríquez is a geologist with more than 10 years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law and related regulations. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

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

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of recent major earthquakes in Chile and other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium, and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCDs. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 96% of our employees are employed in Chile, of which approximately 68% were represented by 25 labor unions as of December 31, 2014. As in previous years, during 2014 we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2014, we had concluded negotiations with 21 labor unions, which represent 91.9% of our total unionized workers, signing new agreements with each for the next three years. In January of 2015, we concluded negotiations with two additional unions, covering a total of 99.7% of our unionized workers. In order to finalize the current collective bargaining cycle, we need to conduct negotiations with the remaining two unions.

We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, a company must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 29, 2014, the Government of Chile sent the Chilean Congress a bill introducing modifications to the Labor Code in relation to collective rights. The objective of such bill is to modernize the Chilean labor relations system, giving more power to union organizations. This bill could undergo modifications after being discussed by the parliament during the year 2015. Therefore, we are not able to predict the potential effects of such bill on the Company.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements and Item 8.A. Legal Proceedings. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

In 2009, the Chilean labor code (Código del Trabajo or “Labor Code”) established new procedures for labor matters which include oral trials conducted by specialized judges. The information available indicates that the majority of these oral trials have found in favor of the employee. These new procedures have increased the probability of adverse judgments in labor lawsuits which could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental or “Environmental Evaluation Service”) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

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

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2014, the Chilean peso exchange rate was Ch$606.75 per U.S. dollar, while as of December 31, 2013, the Chilean peso exchange rate was Ch$524.61 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 16% in 2014. As of April 28, 2015, the Observed Exchange Rate was Ch$611.08 per U.S. dollar.

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

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2014, approximately 14% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

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

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease Agreement, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately half of the total accumulated extraction limit of lithium. However, there can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement. In addition, we cannot assure you that Corfo will not take other actions in the future in respect of the Lease Agreement that are contrary to our interests. See “-Risk Relating to our Business-Arbitration proceedings under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations.”

We also operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing, under certain conditions, the granting of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the areas where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual fees to maintain water rights that have been granted to us and that we are not exercising. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 known as the Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), establishing a royalty tax to be applied to mining activities developed in Chile.

Following the earthquake and tsunami in February 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was maintained at 20% beginning in the 2013 calendar year.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated shareholder tax regime (sistema parcialmente integrado) or (ii) the attributed income shareholder taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be increased to 21% in 2014, 22.5% in 2015 and 24% by 2016. On or after January 1, 2017, and depending on the tax regime chosen by the company, tax rates may be increased to a maximum rate of 25% in 2017 for the attributed income shareholder taxation regime or to a rate of 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018 for the partially integrated shareholder tax regime.

As an open stock corporation, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributed income shareholder taxation regime. Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends, when paid, but will be permitted to credit against such shareholder taxes only a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty with Chile, in which case 100% of the Chilean corporate tax paid by us may be credited against such shareholder taxes. As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States) will be subject to a higher effective tax rate than residents of treaty jurisdictions. Under the attributed-income shareholder taxation regime, shareholders bear the Chilean tax on our accrued earnings (whether or not dividends have been distributed), but may credit the full amount of the Chilean corporate tax we pay on such earnings against such shareholder taxes.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements and as presented in its statutory consolidated financial statements filed with the SVS.

Given the difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot be sure of how our future financial statements will reflect these changes.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines.  The most recent major earthquake in Chile occurred offshore in April 2014 and had a magnitude of 8.2 on the Richter scale. This earthquake followed another one in February 2010, which caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

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

Our share price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

You may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and you may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. Federal or State securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

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

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2014. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. If we have paid corporate income tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10. Taxation—Chilean Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000. Our U.S. representative is SQM NA located at 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339. The phone number is +1 (770) 916-9407.

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate and boric acid.

From 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization. In addition, in 2001, we signed a commercial distribution agreement with the Norwegian company Yara International ASA, in order to take advantage of cost synergies in the Specialty Plant Nutrition business line.

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We have also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

The capital expenditure program has allowed us to add new products to our product line and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity of 6,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. These investments were carried out with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures for the years ended December 31, 2014, 2013 and 2012 were as follows:

(in millions of U.S. dollars)	2014	2013	2012
Capital Expenditures	112.1	386.5	450.0

During 2014, we had total capital expenditures of US$112.1 million, primarily related to:

•	development of new extraction sectors and production increases for both nitrates and iodine at Nueva Victoria;
•	investments aimed at maintaining and improving the quality of finished nitrate products;
•	exploration and construction of wells to sustain long-term production at the Salar de Atacama;
•	consolidation of our corporate enterprise resource planning into SAP and
•	maintenance across all production units in order to ensure fulfillment of production targets.

During 2013, we had total capital expenditures of US$386.5 million, primarily related to:

•	improvement of nitrate-based products at Coya Sur;
•	investment relating to increasing production capacity of potassium-based products at the Salar de Atacama;
•	ongoing investment relating to increasing production capacity and efficiency in our nitrate and iodine facilities;
•	optimization of our potassium chloride facility at the Salar de Atacama;
•	projects to increase the efficiency of our human resources and logistics departments and
•	various projects designed to maintain production capacity, increase yields, and reduce costs.

During 2012, we had total capital expenditures of US$450.0 million, primarily related to:

•	projects to increase capacity and efficiencies at nitrate and iodine facilities in the Tarapacá region;
•	continued investments related to increasing production capacity of potassium-based products at the Salar de Atacama, including several projects related to production of finished products and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

The Board of Directors has approved a capital expenditures plan for 2015 of US$182 million primarily focused on the maintenance of our production facilities. Our 2015 capital investment program will not require any external financing; however, we reserve the right to access capital markets in order to optimize our financial position.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine chemicals. We also produce specialty plant nutrients, iodine and its derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 110 countries through our worldwide distribution network, with 89% of our sales in 2014 derived from countries outside Chile.

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

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals; and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

For the year ended December 31, 2014, we had revenues of US$2,014.2 million, gross profit of US$583.0 million and profit attributable to controlling interests of US$236.9 million. Our worldwide market capitalization as of December 31, 2014 was approximately US$6.3 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The needs of more sophisticated customers are causing the industry to provide solutions rather than individual products. The advantages of our products, plus customized specialty blends that meet specific needs along with the agronomic service provided, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, herbicides, electronics, pigments and dye components. We market iodine using the brand QIodine™.

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. We market lithium using the following brands: QLithiumCarbonate™, QLithiumHydroxide™ and QLubelith™.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. We market potassium chloride using the brand Qrop™.

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, LCDs, glass and fiberglass. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, QPotassiumChloride™, QBoricAcid™ and Ultrasol™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2014, 2013 and 2012 according to our product lines:

	2014	2013	2012
Specialty Plant Nutrition	35%	31%	28%
Iodine and Derivatives	17%	21%	24%
Lithium and Derivatives	10%	9%	9%
Potassium	29%	28%	25%
Industrial Chemicals	5%	7%	10%
Other	4%	4%	4%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;
•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;
•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) increase or at least maintain our market share in the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our lithium carbonate and lithium hydroxide sales; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) create flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the requirements of our customers.

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

From time to time we evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We are continuously exploring the possibility of acquiring controlling interests in companies that have mining properties in our core business areas and are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own, through the generation of prospects and the progressive exploration of such prospects. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. We have already identified several areas in which we are conducting more targeted exploration, which may lead us to carry out further studies in order to finally decide how to proceed with any prospect or prospects of interest. We have flexibility in determining which strategy we consider appropriate, depending on the characteristics of each prospect. We may also decide not to move forward with any potential metallic prospects discovered from our exploration operations. Between 2011 and 2014 exploration expenses have averaged US$8.5 million per year, while for 2015 expenses are not expected to exceed US$5 million as a result of a new strategy to optimize our exploration plan.

In parallel to our own exploration operations, as of March 2015, we had 12 option agreements in effect with third parties and mining companies related to metallic mineral exploration. In all these agreements, we retain the rights over the caliche ore, which contains nitrates, iodine and potassium, among others. We continue to develop our program of exploration alliances with third parties through option contracts, in particular through minority participation and maintaining royalties on sales if the prospect is exploited. These alliances have enabled us to finance the metallic exploration efforts carried out by SQM. Our current plan is to achieve and maintain closer to one million hectares under exploration alliances and maintain exploration investment of approximately US$20 million per year by our current and future partners in these exploration alliances.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 46% of global potassium nitrate sales by volume in 2014. This estimate does not include potassium nitrate produced and sold locally in China, only net imports/exports. During 2014, the potassium nitrate market grew around 10% (considering only agricultural use of potassium nitrate, and excluding sales by Chinese producers to the domestic Chinese market), with global sales exceeding one million metric tons. This was due in part to the substitution of potassium nitrate for potassium sulfate and also to the more competitive pricing between these chloride-free sources of potassium. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

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

In 2014, our specialty plant nutrients sales increased to US$708.0 million, representing 35% of our total sales for that year and a 3.0% increase from US$687.5 million specialty plant nutrients sales in 2013. This increase was a result of higher sales volumes, which increased 3.6% in 2014.

Specialty Plant Nutrition: Market

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

Asia is the region with the lowest ratio (micro-irrigation/total irrigated hectares) in the world, reaching around 3%. This represents a high potential for this technology, which is reflected in the high growth rates in recent years. For example, the growth rate of hectares under micro-irrigation in China is estimated to have exceeded 6% in 2014.

The market for potassium nitrate in China is 385,000 to 400,000 metric tons, of which approximately 150,000 is related to the tobacco industry and 75,000 to 80,000 is related to the horticulture business. Of the total, between 40,000 and 50,000 metric tons are imports.

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

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Sodium nitrate	15.8	26.2	24.4
Potassium nitrate and sodium potassium nitrate	531.6	512.6	469.3
Specialty blends(1)	228.0	208.1	197.5
Other specialty plant nutrients(2)	102.5	100.8	89.0
Total Revenues (in US$ millions)	708.0	687.5	675.3

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of harmful chlorine and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chlorine-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

In addition, potassium nitrate is widely known to be a vital component in foliar feeding applications, where usage is recommended in order to stave off nutritional deficiencies before the first symptoms appear, correct any deficiencies that arise and prevent physiological stress. This nutrient also helps promote a suitable balance between fruit production and/or growth, and plant development, particularly in crops with physiological disorders.

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport; and
•	to promote rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

In addition to these products, SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding; and AllganicTM, for organic crops.

Specialty Plant Nutrition: Marketing and Customers

In 2014, we sold our specialty plant nutrients in over 85 countries. During the same year, sales of our specialty plant nutrients were as per the table below. No single customer represented more than 10% of our specialty plant nutrient sales during 2014, and we estimate that our 10 largest customers accounted in the aggregate for approximately 34% of sales during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

Sales Breakdown	2014	2013	2012
North America	30%	27%	27%
Europe	21%	20%	17%
Central and South America	31%	32%	38%
Asia and Others	18%	21%	18%

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

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price.

In 2013, we launched the global Speedfol™ Crop SP project in order to promote a range of crop-specific, predominantly potassium nitrate-based, locally-produced, water-soluble NPK formulations for foliar spray applications. The Speedfol™ Crop SP project has a duration of five years and targets a variety of crops such as cereals grains, citrus, mango, cotton, soybean and coffee, in countries such as Brazil, China, India, Mexico, South Africa and the United States of America. Scientifically proven benefits of Speedfol™ Crop SP applications include increased yields, better quality (such as larger-sized fruits) and reduced crop losses (such as less premature fruit drop and lower lodging incidence in cereals).

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, from time to time we evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a commitment letter for a joint venture with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and has allowed us to increase our presence in China, which is one of the most important and fastest growing markets for the fertilizer industry.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture, and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

In 2012, SQM Vitas started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2013, the operations of SQM Vitas in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year.

During 2013, the marketing activities of our joint ventures integrated in SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water soluble fertilizers and extend our technologies and their applications in order to increase popularity and expand the use of these products.

On March 8, 2013, SQM VITAS acquired the Controlled Release Fertilizer (“CRF”) Technology and Plantacote® business and brand name from AGLUKON. Plantacote® is highly efficient in nutrient utilization and is environmentally friendly due to prevention of leaching, volatilization and fixation of nutrients in the soils as well as the degradation of the coating by microorganisms after complete nutrient release. The unique coating technology and quality standards make Plantacote® very reliable for growing high-quality plants. This new global facility will produce both premium and standard CRFs under the Plantacote® brand name in order to supply worldwide customers that are active in horticulture, agriculture, turf, growing media and consumer markets. Due to this acquisition, SQM VITAS will be able to further expand its current product portfolio of specialty plant nutrition solutions for the benefit of its customers.

In December 2014, an asset transfer agreement was signed between Plantacote BV and Plantacote NV (a new company that is 99.99% owned by Doctor Tarsa, which is a company that was created in 2000 in which SQM holds a 50% stake). As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the CRF project. SQM continues to hold a 50% ownership stake in the company.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (SQMC).

SQMC is currently one of the main players in the Chilean market, offering a wide range of products developed specifically for the crops grown in the country. As specialty plant nutrients have differentiating qualities with respect to traditional fertilizers, they play a key role in this market.

SQMC sells local products as well as products imported from different countries around the world, including China, Mexico and Venezuela.

All contracts and agreements between Soquimich Comercial S.A. and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

Soquimich Comercial S.A.’s sales of fertilizers represented approximately 30% of total fertilizer sales in Chile during 2014. Soquimich Comercial S.A.’s consolidated revenues were approximately US$214 million and US$230 million in 2014 and 2013, respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 31% of total world sales during 2014 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 46% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong (Qinghai Salt Lake 75.5% and Wentong 24.5%) and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

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

Iodine and its Derivatives

We believe we are the world’s largest producer of iodine. In 2014, our revenues from iodine and iodine derivatives amounted to US$335.4 million, representing 17% of our total revenues in that year. We estimate that our sales accounted for approximately 26% of world iodine sales by volume in 2014.

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

X-ray contrast media is the leading application of iodine, accounting for 22% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which account for 13% of demand; iodophors and povidone-iodine, 12%; LCD screens, 12%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 5%; nylon, 4% and human nutrition, 3%.

We have seen consistent growth in the iodine market over the last ten years, with the exception of 2009, which was affected by the global financial crisis, with demand being led by uses related to X-ray contrast media and pharmaceuticals. During 2014, iodine demand grew moderately compared to 2013 as a result of inertia following the high prices observed in the industry from 2011 to 2013. However, the lower prices observed during 2014 have continued, which could have a positive effect on demand growth in 2015. We estimate that the global market size in 2014 was approximately 31,600 metric tons, with around 56% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total production capacity of approximately 13,300 metric tons per year of iodine, including the Iris plant, which is located next to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

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

The following table shows our total sales and revenues from iodine and iodine derivatives for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Iodine and derivatives	8.8	9.3	11.0
Revenues (in US$ millions)	335.4	461.0	578.1

Our sales revenues decreased from US$461.0 million in 2013 to US$335.4 million in 2014. This decrease was primarily attributable to the decrease in iodine prices during 2014. Average iodine prices were more than 20% lower in 2014 when compared to 2013.

Iodine: Marketing and Customers

In 2014, we sold our iodine products to approximately 260 customers in over 60 countries, and most of our sales were exports: 31% was sold to customers in North America, 35% to customers in Europe, 4% to customers in Central and South America, and 30% to customers in Asia and other regions. Only two customers accounted for more than 10% of our iodine sales in 2014. Together, these two customers accounted for approximately 31% of sales, and we estimate that our ten largest customers accounted in the aggregate for approximately 61% of sales. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	31%	35%	36%
Europe	35%	36%	30%
Central & South America	4%	4%	3%
Asia and Others	30%	25%	31%

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

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies accounted for approximately 56% of total global sales of iodine in 2014, including SQM, with approximately 26%, and five other producers, accounting for the remaining 30%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family De Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; SCM Bullmine and RB Energy (a Canadian company previously known as Sirocco Mining Inc. or as Atacama Minerals).

We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2014, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for 5% of world iodine sales in 2014.

Iodine recycling is a growing trend worldwide. Several Japanese producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 17% of world iodine sales. It is estimated that approximately 74% of total world iodine recycling was done by Japanese iodine producers.

We, through ASG or alone, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$38 per kilogram in 2014, as a result of supply growth outpacing demand growth.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

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

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2014, our revenues from lithium sales amounted to US$206.8 million, representing 10% of our total revenues. We estimate that our sales accounted for approximately 27% of the sale of global lithium chemicals sales by volume.

Lithium: Market

Lithium is mainly marketed as lithium carbonate. The next most traded compound is lithium hydroxide. Both of these compounds are used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for 46% of total demand. Lithium carbonate is also used in applications such as ceramic and enamel frits (5% of demand), heat resistant glass (ceramic glass) (5% of demand), air conditioning chemicals (4% of demand), continuous casting powder for steel extrusion (2% of demand), primary aluminum smelting process (1% of demand), and others, including the synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating grease industry (11% of demand), as well as in the dyes and the battery industries.

Lithium’s main properties, which facilitate its use in this range of applications, are:

•	it is the lightest solid element at room temperature;
•	it has a low coefficient of thermal expansion;
•	it has high electrochemical potential and low density and
•	it is the solid with the highest specific heat capacity.

During 2014, lithium chemicals demand increased by approximately 9%, reaching approximately 142,000 metric tons, with close to 50% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales and revenues from lithium carbonate and its derivatives for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Lithium and derivatives	39.5	36.1	45.7
Revenues (in US$ millions)	206.8	196.5	222.2

Our revenues in 2014 were US$206.8 million, a 5.3% increase from US$196.5 million in 2013, due to higher sales volumes supported by strong demand growth.

Lithium: Marketing and Customers

In 2014, we sold our lithium products to over 220 customers in around 50 countries. Only one customer accounted for more than 10% of our lithium sales in 2014, accounting for approximately 11% of lithium sales. We estimate that our 10 largest customers accounted in aggregate for approximately 58% of sales. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 13% of the cost of sales.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	11%	12%	10%
Europe	22%	25%	22%
Central & South America	1%	2%	2%
Asia and Others	66%	62%	66%

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

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Rockwood Lithium (“Rockwood”), which was recently acquired by Albemarle and which, according to our estimates, has a market share of approximately 22%, and FMC Corporation (“FMC”), which has an estimated market share of approximately 12%. In addition, a number of Chinese producers together accounted for approximately 37% of the world market in 2014, by volume. Rockwood produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Rockwood and Tianqi are 49%/51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. Tianqi is in the process of purchasing Galaxy, an Australian company that has a lithium carbonate plant in China. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

We believe that lithium production will increase in the near future, balancing the expected growth in demand. Recently, Orocobre began operating in Argentina, and a number of new projects to develop lithium deposits have been announced recently. Some of these projects are already under advanced development and others could materialize in the medium term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2014, our potassium chloride and potassium sulfate revenues amounted to US$584.3 million, representing 29% of our total revenues and a 3.6% decrease compared to 2013.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;
•	increased production of proteins;

•	increased photosynthesis;
•	intensified transport and storage of assimilates;
•	prolonged and more intense assimilation period;
•	improved water efficiency;
•	regulated opening and closure of stomata and
•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers and, in particular, potassium chloride, as efforts are being made to maximize crop yields and use resources more efficiently. For the last 10 years, the compound annual growth for the global potassium chloride market was approximately 2.3%.

According to the most recent studies prepared by the International Fertilizer Industry Association from 2010 to 2011, cereals received 10.3 MT K2O, (i.e., 37.4% of world K consumption, with a low contribution of wheat (6.2%) compared to rice (12.6%) and maize (14.9%)). In contrast, oilseeds represented 19.8% of the total (5.4 MT K2O), with more than four fifths being applied to soybean (9.0%) and oil palm (7.2%) together. K fertilizer use on fibre crops and roots and tubers was modest (2.8 and 3.8%, respectively) compared to sugar crops (7.7%) and fruits and vegetables (16.6%). The remaining 11.8% were applied to other crops.

Demand in the potassium chloride market increased in 2014. We estimate that demand reached between 61 and 62 million metric tons for potassium chloride during 2014, an increase of approximately 15% as compared to 2013, with record levels of shipments from the producers Uralkali, in Russia, and Belaruskali, in Belarus. Demand was affected by the economic uncertainty from the previous year, as some customers pushed their purchases back from the second half of 2013 to 2014. We do not expect to see demand growth in 2015.

Average prices in the potassium market decreased significantly during 2013 and the first quarter of 2014 due to unusual events. Uralkali, a leading company in the potash market, abandoned the business arrangement that it held with BPC and generated market uncertainty which affected the commodity’s price levels. Beginning in the second quarter of 2014, the price slowly began to recover, but prices did not return to the levels prevailing prior to these events.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer three grades: standard, compacted and soluble.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Potassium chloride & potassium sulfate	1,556.2	1,434.9	1,209.5
Revenues (in US$ millions)	584.3	606.3	605.1

Potassium: Marketing and Customers

In 2014, we sold potassium chloride and potassium sulfate in over 60 countries. No single customer accounted for more than 11% of our sales of potassium chloride and potassium sulfate in 2014, and we estimate that our 10 largest customers accounted in the aggregate for approximately 47% of such sales. One supplier accounted for 12% of the cost of sales for the business line and was the only supplier representing more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	23%	17%	15%
Europe	13%	16%	21%
Central & South America	45%	44%	47%
Asia and Others	19%	23%	17%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2014. Our main competitors are Uralkali, PCS, Belaruskali and Mosaic. We estimate that in 2014, Uralkali accounted for approximately 18% of global sales, PCS around 15%, Mosaic around 14%, and Belaruskali approximately 13% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM accounts for less than 2% of global production.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility when producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce and market other industrial chemicals such as industrial-grade potassium chloride and boric acid, a by-product of the production of potassium sulfate.

In 2014, our revenues from industrial chemicals were US$101.9 million, representing approximately 5% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “battery” or tank that contains molten nitrate salts, which store energy as heat. The salts are kept hot during the day, and release the solar energy that they have captured during the night, allowing the plant to operate even during hours of darkness. Another difference with the photovoltaic technology is that CSP plants are of large scale and only take a few years between the development stage and the commercial operation date. Their development is mainly driven by implementation of renewable programs deployed by different governments worldwide, along with demand for electricity generation. This market fluctuates according to these factors and is based on long-term agreements. In 2014 and 2015, the supply of solar salts has been lower than the previous years because of the delay of some large projects. However, demand is recovering and we have closed agreements for some deliveries in 2015, with larger volumes in 2016 and 2017.

Industrial-grade potassium chloride is a basic chemical used to produce potassium hydroxide, and is used as an additive in oil drilling as well as in food processing, among other applications.

Boric acid is primarily used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits and LCD flat panel displays.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Industrial nitrates	124.7	173.5	277.7
Boric Acid	0.8	2.0	1.8
Revenues (in US$ millions)	101.9	154.0	245.2

Sales of industrial chemicals decreased from US$154.0 million in 2013 to US$101.9 million in 2014, primarily as a result of a decrease in sales volumes of solar salts.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in over 70 countries in 2014, with 32% percent of our sales of industrial chemicals to customers in North America, 37% to customers in Europe, 14% to customers in Central and South America and 17% to customers in Asia and other regions. One customer accounted for more than 10% of our sales of industrial chemicals in 2014, accounting for approximately 19%, and we estimate that our 10 largest customers accounted in the aggregate for approximately 49% of such sales. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	32%	45%	49%
Europe	37%	34%	35%
Central & South America	14%	12%	10%
Asia and Others	17%	9%	6%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa, Asia and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented close to 45% of world demand in 2014 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa, which we estimate had a market share of 23%. We estimate that our market share was approximately 25% for 2014.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the potassium chloride and boric acid markets, we are a relatively small producer, mainly supplying regional needs.

Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Production Process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates, iodine and potassium; and
•	brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2014, we operated two surface mines in this region: Pedro de Valdivia and Nueva Victoria. Operations at the Pampa Blanca site and the El Toco surface mine (which is part of the María Elena site) were temporarily suspended in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from 20 centimeters to five meters, and with the overburden varying in thickness between 50 centimeters and 1.5 meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to be processed.

At the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded onto railcars that take the mineral to the processing facilities, where it is crushed and leached in vats in order to produce concentrated solutions containing nitrate and iodine.

At the Nueva Victoria site, the run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing nitrate, iodine and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine, and iodine derivatives.

Sodium Nitrate

During 2014, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. At the Pedro de Valdivia facility, the caliche ore is crushed, creating two products: a coarse fraction and a fine fraction. The coarse fraction is processed using the Guggenheim method, which was originally patented in 1921 and is based on a closed-circuit method of leaching vats. This process uses heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution is then cooled, producing sodium nitrate crystals, which can then be separated from the brine using basket centrifuges. After the crystallization and separation processes, the nitrate crystals are sent to the processing plant, and the brine is pumped to the iodine facilities, where the iodide is separated in a solvent extraction plant. Finally, the brine is returned to the vat leaching process.

The fine fraction from the caliche crushing process is leached at ambient temperature with water, producing a solution that is pumped to a fines pond. After going through a separation process, the solution is pumped to the iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena, for the concentration of nitrates.

Our total current crystallized sodium nitrate production capacity at the Pedro de Valdivia facility is approximately 500,000 metric tons per year. Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur and María Elena production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by railway to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brine leached using the fine fraction of the crushed caliche at Pedro de Valdivia and the brines produced by the heap leaching process at María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where salts with lower potassium content, produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, producing brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,000,000 metric tons per year. In March 2011, a new potassium nitrate production plant (NPT3) started operations. This plant has been gradually increasing its annual production, reaching approximately 283,000 tons in 2014. This new plant was designed to use raw material salts harvested at Nueva Victoria (nitrate salts) and the Salar de Atacama (potassium salts).

The potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

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

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

Iodine and Iodine Derivatives

During 2014, we produced iodine at our Pedro de Valdivia, María Elena, and Nueva Victoria facilities (including the Iris facility, which is part of the Nueva Victoria facility). At the María Elena and Nueva Victoria facilities, iodine is extracted from solutions produced by heap leaching caliche ore. At the Pedro de Valdivia facility, iodine is produced from the vat leaching of caliche ore. In August 2014, iodine production operations at the Iris plant were restarted after being temporarily suspended in October 2013.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2014 was approximately 9,602 metric tons: approximately 5,987 metric tons from Nueva Victoria and Iris; 3,242 metric tons from Pedro de Valdivia; and 373 metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 13,300 metric tons per year.

We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, the National Commission for the Environment of Chile (Comisión Nacional del Medio Ambiente or “CONAMA”), currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This approval allows us to increase the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 33 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 8,500 metric tons per year of iodine (including the Iris operations) and 700,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

In October 2013, the Environmental Evaluation Service approved the Pampa Blanca Environmental Impact Study, to increase our caliche ore extraction in the Antofagasta Region in order to increase production capacity of iodine by 10,000 tons and nitrates by 1.3 million tons. The project also requested permission to build a pipeline from the Pacific Ocean to the mining site. Operations at Pampa Blanca were temporarily suspended in March 2010.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to the Lease Agreement between SQM Salar and Corfo, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods.

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the brines remaining is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following further evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production is also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above.

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is dried and packaged for shipment to customers.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulfate process. This capacity is part of the total plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 15% of our cost of sales in 2014.

We have several electricity supply agreements signed with major producers in Chile which are expected to cover our electricity needs until 2030. We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015, we executed a supply contract with Endesa, primarily to serve our operations at the Salar del Carmen and Coya Sur.

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

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate plant, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the CCHEN, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama. Pursuant to such obligation, we are subject to annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water rights obtained from the Chilean water regulatory authority for the supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3. Risk Factors—Risks Relating to Chile.” The Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, Law No. 20,017, published in 2005, modified the Chilean laws relating to water rights and established that, under certain conditions, permanent water rights of up to two liters per second for each well built prior to June 30, 2004, may be constituted in the areas where we conduct our mining operations. In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to Chilean laws relating to water rights could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, the Chilean Congress approved the Royalty Law, which established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased. In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20% for companies like SQM.

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated shareholder tax regime (sistema parcialmente integrado) or (ii) the attributed income shareholder taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be increased to 21% in 2014, 22.5% in 2015 and 24% by 2016. On or after January 1, 2017, and depending on the tax regime chosen by the company, tax rates may be increased to a maximum rate of 25% in 2017 for the attributed income shareholder taxation regime or to a rate of 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018 for the partially integrated shareholder tax regime.

As an open stock corporation, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributed income shareholder taxation regime.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements and as presented in its statutory consolidated financial statements filed with the SVS.

Given the difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot be sure of how our future financial statements will reflect these changes.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the Sernageomin, the Labor Board, or the National Health Service inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until said company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing criminal liability for legal entities, for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery. Such criminal liability applies to legal entities for the aforementioned crimes where such crimes are committed directly or indirectly in benefit of such legal entity, by the legal entity’s owners, controllers, representatives or principal executives, to the extent to which the commission of the crime is a consequence of the legal entity’s failure to fulfill its management and supervisory obligations. The law establishes that the company has fulfilled such obligations when it has adopted and implemented a prevention model for such crimes.

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”). The new law regulates corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law establishes the requirement of at least one independent director for certain corporations, including SQM. Such director must be a member of the Directors’ Committee, a position which, in turn, grants the director further supervisory powers. The independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company and must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also defines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Evaluation Service and the Superintendence for the Environment (Superintendencia del Medio Ambiente or “Superintendence for the Environment”). These changes introduced important amendments to environmental regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements environmental policies relating to environmental conservation, sustainable growth and the protection of Chile’s renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as recovery and decontamination plans. The Environmental Evaluation Service plays an active role in the procedures of the Environmental Impact Evaluation System, pursuant to which projects are approved or rejected from an environmental standpoint. In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Superintendence for the Environment is an independent agency which coordinates with other governmental agencies in charge of supervision of suspended projects and projects requiring environmental approval. Likewise, it receives, investigates and rules on complaints concerning the infringement of environmental regulations and sanctions violators, delivers injunction orders and levies relevant fines. The Environmental Enforcement Superintendence had its powers suspended until the First Environmental Court was installed in Santiago on December 28, 2012.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 19.1 to our Consolidated Financial Statements, Item 8.A. Legal Proceedings and below under “Safety, Health and Environmental Regulations in Chile.” We believe we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to SQM are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions for the people working at its mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This new statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the Sernageomin to ensure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement. The mining site closure plans must be approved by the Sernageomin, and the corresponding financial assurances are subject to approval by the SVS.

The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Evaluation Service and the Superintendence for the Environment. The Superintendence for the Environment began operations on December 28, 2012. The new and modified Environmental Law replaced the CONAMA with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues and the Environmental Evaluation Service. Under the new Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. The Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated for environmental purposes, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project suspended its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities have been suspended. Air quality in the area has improved significantly, and therefore compliance of air quality standards is expected to be achieved. When the compliance with the Chilean air quality standard has been achieved for three consecutive years (2012 to 2014), the resolution of 1993 of the Ministry of Health may be reviewed.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coastal town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our contribution to particulate matter emissions is very small (less than 0.20% of the total). However, the environmental authority included SQM’s operations in the decontamination plan that it developed, and implementation of the plan began in October 2010. During 2008 and 2009, earlier than required, SQM implemented control measures for mitigating particulate matter emissions in its port operations according to the requirements of this plan. We do not expect any additional measures to be required of SQM following the implementation of the plan.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”) and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

SQM employs its best efforts to ensure compliance with the complex regulatory environments in which it operates.

In October 2014, the European Food Safety Authority (“EFSA”) released a scientific opinion on the risks to public health related to the presence of perchlorate in food, particularly fruits and vegetables. The scientific opinion concluded, among other things, that the use of natural fertilizers and perchlorate contaminated irrigation water may lead to substantial concentrations in food, particularly fruits and vegetables. The EFSA scientific opinion recommended that additional data gathering be undertaken to improve risk assessment. The review of the provisional limits established by the European Commission in July 2013 was carried out in March 2015, and new, lower provisional limits were established for perchlorate presence in fruits and vegetables. The fertilizers sold by SQM contain less than 0.01% of perchlorate, and agronomical perchlorate uptake studies performed on target crops have shown that the uptake rates are well within the above mentioned provisional limits. Therefore, we do not anticipate difficulties with compliance. The European Commission announced a program to monitor perchlorate content in food and drinking water that will last at least one year, and therefore, the limits are not expected to be reviewed or definitively established during the next 18 months.

In September 2014, Regulation No. 98/2013 went into effect in the European Community, relating to the marketing and use of explosives precursors. The regulation includes the obligation to report to authorities any suspicious transactions of different products that may be used illegally in the production of explosives, including potassium nitrate and sodium nitrate produced by SQM. The regulation covers products for agricultural use and for industrial use indistinctly and does not establish ranges of concentration to which the standard applies. Therefore, the Directorate-General for Internal Market, Industry, Entrepreneurship and SMEs of the European Commission developed Implementation Guidelines, which contemplate the definition of ranges of concentration for fertilizer products, within a public-private Committee set up by the European Commission for this purpose. During 2015, we will improve the existing control procedures and carry out an awareness program for SQM Europe employees, as well as carrying out internal audit programs in order to appropriately handle inspections by the competent authorities, with a focus on Belgium and Spain.

SQM has complied with the implementation requirements for the new Hazard Communication Standard of the U.S. Occupational Safety and Health Administration (“OSHA”), for the classification and updating of labels and safety data sheets before June 2015. In 2014 the employees of SQM North America were trained on this new standard.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2014. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

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

4.D. Property, Plant and Equipment

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines, we produce products based on potassium, sulfate, lithium and boron.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

N
W
E
S
XV Region
I Region
II Region
ARICA
IQUIQUE
TOCOPILLA
CALAMA
ANTOFAGASTA
TALTAL
SALAR DE ATACAMA
Nueva Victoria
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
7.300.000
7.200.000
7.100.000

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Escala : 1:3.500.000

0 12.525 50 75 100
Kilometers

Date : 31 December 2014

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government.

(2)	“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.

A Mining Exploration Concession is generally obtained for purposes of evaluating the mineral resources in a defined area. If the holder of the Mining Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the Mining Exploration Concession is usually allowed to lapse. An application also can be made for a Mining Exploitation Concession without first having obtained a Mining Exploration Concession for the area involved.

As of December 31, 2014, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 554,447 hectares. In addition, as of December 31, 2014, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 9,900 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2014, SQM Salar held exclusive and temporary rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar S.A. is only entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo cannot unilaterally modify the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the mining exploitation concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar, (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 254,026 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 78,530 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2014, SQM Salar held constituted Mining Exploration Concessions covering approximately 102,300 hectares and had applied for additional Mining Exploration Concessions covering approximately 46,800 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN has established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. More than halfway through the term of the Lease Agreement, we have extracted approximately half of the total accumulated extraction limit of lithium.

Corfo has initiated arbitration proceedings in connection with the Lease Agreement. See “Item 8.A. Legal Proceedings.”

Concessions Generally

As of December 31, 2014, approximately 93% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 7% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 90% already have been granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted. Of the Mining Exploration Concessions, approximately 66% already have been granted pursuant to applicable Chilean law, and approximately 34% are in the process of being granted.

In 2014, we made payments of approximately US$8.2 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. The US$8.2 million payments do not include quarterly payments we made directly to Corfo pursuant to the Lease Agreement, which were based on the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the constituted Mining Exploitation and Exploration Concessions held by SQM S.A., including the mining properties we lease from Corfo, as of December 31, 2014:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,233	446,280	33	8,400	2,266	454,680
Region II	8,539	2,255,109	269	122,400	8,808	2,377,509
Region III and others	261	61,393	123	29,500	384	90,893
Total	11,033	2,762,782	425	160,300	11,458	2,923,082

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Caliche: Facilities and Reserves

Caliche: Facilities

Currently, our Nueva Victoria and Pedro de Valdivia mines are being exploited. Operations at the Pampa Blanca site were temporarily suspended in 2010, and operations at the María Elena site were temporarily suspended in October 2013.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were temporarily suspended in October 2013. The main production facilities at this site include the operations center located at El Toco and the iodide plant located at María Elena. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity and fuel oil are the primary sources of power for this operation.

Nueva Victoria

The Nueva Victoria mine and facilities are located 180 kilometers north of María Elena and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

Pampa Blanca

The mining facilities at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, have been suspended since March 2010. At this site, we used caliche to produce nitrates and iodine through heap leaching and the use of solar evaporation ponds. The main production facilities at this site included the operation centers for the heap leaching system and the iodide plant. Electricity was the primary source of power for this operation.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we use caliche to produce nitrates and iodine through vat and heap leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, iodide and iodine plants. The areas currently being mined are located approximately 32 kilometers southeast of the Pedro de Valdivia production facilities. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates, and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mineral resources can be calculated using the information from the drill-hole sampling.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

A Measured Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches, and exploratory drill holes.

An Indicated Mineral Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes.

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

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine Indicated Resources. By adjusting such Indicated Resources to account for technical, economic and legal factors, it is possible to calculate Probable Reserves. Probable Reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of Proven Reserves. However, the degree of certainty of Probable Reserves is high enough to assume continuity between points of observation.

Proven Reserves are the economically mineable part of a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies or feasibility studies, have been carried out and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Probable Reserves are the economically mineable part of an Indicated Resource and in some cases a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies, have been carried out or are in process and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2014 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (3)
Pedro de Valdivia	186.3	7.1%	369	Nitrate 6.0%
María Elena	98.3	7.1%	434	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria (4)	348.1	5.7%	435	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2014, are as follows:

Mine	Probable Reserves (2) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (3)
Pedro de Valdivia (5)	264.6	7.8%	438	Nitrate 6.0%
María Elena	133.8	7.3%	377	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria (6)	1,093.7	5.6%	420	Iodine 300 ppm

Notes on Reserves:

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine.

(3)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different sectors.

(4)	The 3.3% increase in the Proven Reserves at Nueva Victoria is the result of the recategorization of resources within the western sector of the mine from Indicated Resources to Measured Resources.

(5)	The increase of 145.9 million tons in the Probable Reserves at Pedro de Valdivia is the result of the recategorization of resources within the Algorta section of the mine to Indicated Resources.

(6)	The increase in the Probable Reserves at Nueva Victoria is the result of the recategorization of resources within the Soronal (692.1 million tons) and Pampa Orcoma (326.1 million tons) sectors of the mine to Indicated Resources.

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2014,” which was prepared by SQM geologist Vladimir Tejerina and other SQM engineering professionals and validated by Mrs. Marta Aguilera and Mr. Orlando Rojas.

Mrs. Marta Aguilera is a geologist with more than 20 years of experience in the field. She is currently employed by SQM as Manager of Exploration and Mining Development. Mrs. Aguilera is a Competent Person, as that term is defined under the Competent Person Law. She is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. She has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 35 years since graduating from university, including more than 30 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 19.2% of the total caliche-related mining property of our Company. However, we have explored the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.8% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2014		2013		2012
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	42%	US$38/kg	56%	US$50/kg	63%	US$53/kg
Specialty Plant Nutrition	21%	US$806/ton	22%	US$811/ton	32%	US$866/ton
Industrial Chemicals	40%	US$812/ton	28%	US$877/ton	34%	US$877/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena, Pampa Blanca and other sites for which we have the appropriate concessions. In 2014, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 7,143 hectares. We did not carry out detailed explorations during 2014. For 2015 we have an exploration and recategorization program covering 1,609 hectares in Region I of Chile.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), potassium sulfate flotation plant (SOP-H), boric acid plant (ABO), potassium chloride drying plant (MOP-S) potassium chloride compacting plant (MOP-G) potassium sulfate drying plant (SOP-S) and potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploitation concessions covering an area of approximately 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2014, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	50.2	21.8	72.0
Sulfate (SO4-2) (3)	40.1	19.1	59.2
Lithium (Li+) (4)	3.7	2.3	6.0
Boron (B3+) (5)	0.9	0.3	1.2

Notes on reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.
(2)	Recoveries for potassium vary from 47% to 77%.
(3)	Recoveries for sulfate vary from 27% to 45%.
(4)	Recoveries for lithium vary from 28% to 40%.
(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in March 2015 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by geologists, SQM’s engineers and external advisors.

Mr. Henríquez is a geologist with more than 10 years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 35 years since graduating from university, including more than 30 years working on estimates for reserves and resources.

Copies of the certificate of qualified competency issued by the Chilean Mining Commission for Mr. Rojas and Mr. Henríquez are attached hereto as Exhibit 99.2 and 99.3.

A cutoff grade of 1% K is used in the calculation, considering a low margin scenario using only MOP-S as, and using diluted brine with higher levels of contaminants as, the raw material, with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the volume of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions being evaluated.

Reserves are defined as those geographical blocks which belong to properly identified hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and the search volume, as an indicator between proven and probable reserves. This criterion applies to all hydrogeological units shallower than 100 meters deep.

For deeper (below 100 meters) and unexploited units, blocks within the first search volume were estimated and considered in the evaluation as probable reserves and indicated resources. Blocks within the second and third search volumes were classified as inferred resources until further exploration is performed. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

This procedure is used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction per year until the end of the Lease Agreement (in the year 2030). Considering the maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project. This procedure allows us to estimate an amount of 26.5 million metric tons of potassium out of our environmentally approved reserves, which is considered to be a fraction of the proven and probable reserves previously defined.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

65

	2014		2013		2012
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	28%	US$375/ton	27%	US$423/ton	41%	US$500/ton
Lithium and Derivatives	42%	US$5.235/ton	49%	US$5.444/ton	50%	US$4.863/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,000,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 48,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 6,000 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

The following table provides a summary of our production facilities as of December 31, 2014;

Facility	Type of Facility	Approximate Size (hectares) (1)	Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,000 Crystallized nitrates: 1,200 Prilled nitrates: 320	7.4	463.1
María Elena (5) (6)	Nitrates and iodine production	35,830	Nitrates: 250 Iodine: 1.6	11.6	427.2
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 8.5	7.2	372.2
Pampa Blanca (5) (8)	Concentrated nitrate salts and iodide production	10,441	Nitrates: n/a Iodine: n/a	6.8	12.1
Pedro de Valdivia (3)	Nitrates and iodine production	253,880	Nitrates: 500 Iodine: 3.2	11.2	203.2
Salar de Atacama (3) (9)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Potassium chloride: 2,600 Potassium sulfate: 240 Boric acid: 15	10.6	1,444.1
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	11.2	170.5
Tocopilla (10)	Port facilities	22	-	11.1	155.2

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were temporarily suspended in November 2013.
(7)	Operations at the Iris plant were temporarily suspended in October 2013 and restarted in August 2014.
(8)	Operations at Pampa Blanca were temporarily suspended in March 2010.
(9)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(10)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives, and rolling stock have been replaced and refurbished as needed. We consider the condition of our principal plant and equipment to be good.

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2014, 2013 and 2012:

(in thousands, unless otherwise stated)	2014	2013	2012
Pedro de Valdivia
Metric tons of ore mined	11,401	11,571	12,027
Average grade nitrate (% by weight)	8.1	7.5	7.3
Iodine (parts per million (ppm))	418	415	406
Metric tons of crystallized nitrate produced	453	445	466
Metric tons of iodine produced	3.2	3.2	3.2

Maria Elena(1)
Metric tons of ore mined	-	5,870	6,787
Average grade nitrate (% by weight)	-	6.6	6.2
Iodine (ppm)	-	484	454
Metric tons of crystallized nitrate produced	-	-	-
Metric tons of iodine produced	0.4	1.5	1.7

Coya Sur(2)
Metric tons of crystallized nitrate produced	519	429	487

Pampa Blanca(1)
Metric tons of ore mined	–	–	-
Iodine (ppm)	–	–	-
Metric tons of iodine produced	–	–	-

Nueva Victoria(3)
Metric tons of ore mined	19,792	23,515	23,937
Iodine (ppm)	467	462	465
Metric tons of iodine produced	6.0	6.1	6.0

Salar de Atacama(4)
Metric tons of lithium carbonate produced	30	33	41
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,993	1,922	1,979

(1)	Operations at the El Toco (María Elena) and Pampa Blanca mines were temporarily suspended in November 2013 and March 2010, respectively. During 2014, María Elena obtained production from caliche ore exploited in prior years.
(2)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and fines from Pedro de Valdivia, nitrates from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(3)	Operations at the Iris iodine plant at Nueva Victoria were temporarily suspended in October 2013 and restarted in August 2014.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Coya Sur, Pedro de Valdivia and the Salar de Atacama. Other facilities include Nueva Victoria and the lithium carbonate and lithium hydroxide finishing plants at the Salar del Carmen site. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and initially stored at our Pedro de Valdivia mine, and subsequently transported by trucks to the plants described in the next paragraph, for further processing. Nitrate raw material is also produced at Nueva Victoria, from where it is transported by trucks to Coya Sur for further processing.

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

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility at the Salar del Carmen site, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to the Tocopilla Port Terminal or to the container terminals, mainly Antofagasta and Mejillones, for shipment on charter vessels or container vessels.

Iodine raw material, obtained from the same mines as the nitrates, is processed, packed in bags or drums, and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to container terminals, mainly Antofagasta, Mejillones or Iquique, where they are subsequently shipped to different markets by container vessel or by truck to Santiago, where iodine derivatives are produced.

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

Storage facilities consist of a six silo system, with a total storage capacity of 55,000 metric tons, and an open storage area for approximately 250,000 metric tons. Additionally, to meet future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the nominal bagging capacity is approximately 300,000 metric tons per year.

For transporting bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in the Tocopilla Port Terminal dock and unloaded by vessel cranes into the corresponding warehouses. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for transport on container vessels shipping from other ports, mainly Antofagasta, Mejillones and Iquique.

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in some cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer-owned equipment.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Water Rights

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena, and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate plant, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Computer System

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

The discount rate used for calculating obligations outside the United States was 6% for the periods ended as of December 31, 2014 and 2013.

Our United States subsidiary, SQM North America Corp. has established pension plans for its retired employees that are calculated by measuring the projected benefit obligation in accordance with International Accounting Standards (“IAS”) using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.0% interest rate for 2014 and 2013. The net balance of this obligation is presented in the line item called Provisions for Employee Benefits, Non-Current.

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

Introduction

The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements. Certain calculations (including percentages) that appear herein have been rounded.

Our Consolidated Financial Statements are prepared in accordance with IFRS standards and prepared in U.S. dollars. The U.S. dollar is the primary currency in which we operate.

We operate as an independent corporation. Nonetheless we are a “controlled corporation,” as that term is defined under Chilean law. See “Item 6.E. Share Ownership.”

Overview of Our Results of Operations

We divide our operations into the following product lines:

•	the production and sale of specialty plant nutrients;
•	the production and sale of iodine and its derivatives;
•	the production and sale of lithium and its derivatives;
•	the production and sale of potassium, including potassium chloride and potassium sulfate;
•	the production and sale of industrial chemicals, principally industrial nitrates and solar salts and
•	the purchase and sale of other commodity fertilizers for use primarily in Chile.

We sell our products through three primary channels: our own sales offices, a network of distributors and, in the case of our fertilizer products, through Yara International ASA’s (formerly Norsk Hydro ASA) (“Yara”) distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices.

Factors Affecting Our Results of Operations

Our results of operations substantially depend on:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and sales volumes;
•	efficient operations of our facilities, particularly as some of them run at production capacity;
•	our ability to accomplish our capital expenditures program in a timely manner;
•	the levels of our inventories;
•	trends in the exchange rate between the U.S. dollar and Chilean peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the euro, as a significant portion of our sales is denominated in euros; and
•	energy, logistics, raw materials, labor and maintenance costs.

The following table shows our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2014		2013		2012
	US$	%	US$	%	US$	%
Specialty plant nutrition	708.0	35%	687.5	31%	675.3	28%
Iodine and derivatives	335.4	17%	461.0	21%	578.1	24%
Lithium and derivatives	206.8	10%	196.5	9%	222.2	9%
Potassium	584.3	29%	606.3	28%	605.1	25%
Industrial chemicals	101.9	5%	154.0	7%	245.2	10%
Other products and services	77.7	4%	97.9	4%	103.2	4%

Total	2,014.2	100	2,203.1	100	2,429.2	100

The following table shows certain financial information of the Company under IFRS (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2014		2013		2012
(in millions of U.S. dollars)	US$	%	US$	%	US$	%
Revenues	2,014.2	100.0	2,203.1	100.0	2,429.2	100.0
Cost of sales	(1,431.2)	71.1	(1,481.7)	67.3	(1,400.6)	57.7
Gross profit	583.0	28.9	721.5	32.7	1,028.6	42.3
Other income	24.1	1.2	96.7	4.4	12.7	0.5
Administrative expenses	(96.5)	4.8	(105.2)	4.8	(106.4)	4.4
Other expenses (1)	(64.3)	3.2	(49.4)	2.2	(34.6)	1.4
Other gains (losses)	4.4	0.2	(11.4)	0.5	0.7	—
Finance income	16.1	0.8	12.7	0.6	29.1	1.2
Finance expenses	(63.4)	3.1	(58.6)	2.6	(54.1)	2.2
Equity income of associates and joint ventures accounted for using the equity method	18.1	0.9	18.8	0.8	24.4	1.0
Foreign currency exchange differences	(16.5)	0.8	(12.0)	0.5	(26.8)	1.1
Income before income tax expense (1)	405.0	20.1	613.1	27.8	873.5	36.0
Income tax expense (2)	(160.7)	8.0	(138.5)	6.3	(216.1)	8.9

Profit attributable to:
Controlling interests (1)(2)	236.9	11.8	467.1	21.2	649.2	26.7
Non-controlling interests	7.4	0.4	7.5	0.3	8.2	0.3
Profit for the year (1)(2)	244.3	12.1	474.6	21.5	657.4	27.1

(1)	The 2014 figure includes provisions of approximately US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. Such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the SVS. Therefore, this amount was not reflected in these statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments of invoices made by SQM between the tax years 2009 and 2014.”

(2)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the Chilean SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements and as presented in its statutory consolidated financial statements filed with the SVS. Subsequent amendments will be recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.

Results of Operations – 2014 compared to 2013

Revenues

Revenues decreased 8.6% to US$2,014.2 million in 2014 from US$2,203.1 million in 2013.

The main factors causing the decrease in revenues and the variation in the different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition revenues increased 3.0% to US$708.0 million in 2014 from US$687.5 million in 2013. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2014	2013	% Change
Potassium nitrate and sodium potassium nitrate	531.6	512.6	4%
Specialty blends	228.0	208.1	10%
Other specialty plant nutrients (*)	102.5	100.8	2%
Sodium nitrate	15.8	26.2	(40)%

* Includes trading of other specialty fertilizers.

Our sales volumes in the specialty plant nutrition business line increased 3.6% in 2014 compared to 2013. Revenues for our most important product in this business line, potassium nitrate, grew approximately 5%. In general, potassium nitrate prices are less volatile than other commodity fertilizers such as potassium chloride. Prices in the business line were largely flat in 2014 compared to 2013.

 Iodine and Derivatives

Iodine and derivatives revenues decreased 27.2% to US$335.4 million in 2014 from US$461.0 million in 2013. Set forth below are sales volume data for the specified years:

(in Th. MT)	2014	2013	% Change
Iodine and its derivatives	8.8	9.3	(5)%

SQM was impacted by the overall lower prices in 2014, and our prices dropped approximately 23% in 2014 compared to 2013. We expect average prices will continue to decline throughout 2015. We believe we are the lowest-cost producer in Chile and as a result are well positioned to face this challenging environment.

Our sales volumes in the iodine and derivatives business line decreased approximately 5% in 2014 compared to 2013. In 2015, we expect that our sales volumes will increase as we work to regain market share.

Lithium and Derivatives

Lithium and derivatives revenues increased 5.3% to US$206.8 million in 2014 from US$196.5 million in 2013. Set forth below are sales volume data for the specified years:

(in Th. MT)	2014	2013	% Change
Lithium and derivatives	39.5	36.1	10%

Prices in the lithium carbonate market fell slightly during 2014, which was reflected in the approximately 4% decline in average prices for this business line in 2014 compared to 2013. We expect existing competition will add new supply in 2015, but demand growth should exceed this new supply. Therefore, we expect average prices to increase in 2015.

Our sales volumes in the lithium business line increased nearly 10% in 2014 compared to 2013. We achieved particularly strong sales volumes in the fourth quarter, in which we reported the strongest quarterly sales volumes of 2014. We expect our sales volumes in 2015 to remain relatively stable compared to 2014, totaling just below 40,000 metric tons.

Potassium

Potassium revenues decreased 3.6% to US$584.3 million in 2014 from US$606.3 million in 2013. Set forth below are sales volume data for the specified years:

(in Th. MT)	2014	2013	% Change
Potassium chloride and potassium sulfate	1,556.2	1,434.9	8%

The increase of approximately 8% in our sales volumes in 2014 compared to 2013 was offset by lower average prices in 2014. Although prices recovered gradually during the second half of 2014, on average for the full year, our sales prices were approximately 11% lower in 2014 compared to 2013.

In 2014, we continued to take advantage of our developed distribution network and distributed potassium chloride to customers all over the world. Our biggest market continued to be Brazil, which accounted for approximately one-third of our potassium chloride sales for the year.

Industrial Chemicals

Industrial chemicals revenues decreased 33.8% to US$101.9 million in 2014 from US$154.0 million in 2013. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2014	2013	% Change
Industrial nitrates	124.7	173.5	(28)%
Boric acid	0.8	2.0	(62)%

Industrial chemical demand for traditional applications remained relatively stable compared to 2013. Solar salt sales volumes reached just over 22,000 metric tons in 2014, which was a significant decline compared to 2013.

SQM executed solar salt supply agreements for over 200,000 metric tons to be supplied to four new projects in Africa and Latin America between 2015 and 2017. The majority of these volumes are expected to be delivered in 2016 and 2017. We will continue to pursue new solar salt business in an effort to further increase sales volumes. Prospects in the solar salt market remain positive, and 2015 sales volumes in this business line are expected to be higher than 2014.

Other Products and Services

Revenues from other products and services, which relate primarily to sales of other commodity fertilizers and certain other products, decreased 20.6% to US$77.7 in 2014 from US$97.9 million in 2013.

Cost of Sales

Cost of sales decreased 3.4% to US$1,431.2 million in 2014, which represented 71% of revenues, from US$1,481.7 million in 2013, which represented 67% of revenues. This increase as a percentage of revenues was principally caused by lower prices in most of our products. Cost of sales includes, among other things, depreciation and amortization costs.

Gross Profit

Gross profit decreased 19.2% to US$583.0 million in 2014, which represented 28.9% of revenues, from US$721.5 million in 2013, which represented 32.7% of revenues. This decrease as a percentage of revenues was principally caused by lower average prices in 2014 compared to 2013 in our iodine, nitrates and lithium business lines.

Other Income

Other income descreased 75.1% to US$24.1 million in 2014, which represented 1.2% of revenues, from US$96.7 million in 2013, which represented 4.4% of revenues.

Administrative Expenses

Administrative expenses decreased 8.3% to US$96.5 million in 2014, which represented 4.8% of revenues, from US$105.2 million in 2013, which also represented 4.8% of revenues.

Other Expenses

Other expenses increased 30.2% to US$64.3 million in 2014, which represented 3.2% of revenues, from US$49.4 million in 2013, which represented 2.2% of revenues.

Other Gains (Losses)

Other gains (losses) increased to a gain of US$4.4 million in 2014, which represented 0.2% of revenues, from a loss of US$11.4 million in 2013, which represented 0.5% of revenues.

Finance Income

Finance income increased 26.8% to US$16.1 million in 2014, which represented 0.8% of revenues, from US$12.7 million in 2013, which represented 0.6% of revenues.

Finance Expenses

Finance expenses increased 8.2% to US$63.4 million in 2014, which represented 3.1% of revenues, from US$58.6 million in 2013, which represented 2.6% of revenues.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method decreased 3.7% to US$18.1 million in 2014, which represented 0.9% of revenues, from US$18.8 million in 2013, which represented 0.8% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences increased 37.5% to US$16.5 million in 2014, which represented 0.8% of revenues, from US$12.0 million in 2013, which represented 0.5% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. In addition, although most of our revenues are in U.S. dollars, we have revenues in other currencies, such as the euro and the South African rand, which depreciated during 2014. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We aim to mitigate this impact through an active hedging program. During 2014, the Chilean peso depreciated 15.7% against the U.S. dollar.

Income Tax Expense

Income tax expense increased 16.0% to US$160.7 million in 2014 from US$138.5 million in 2013. The effective tax rate was 39.0% in 2014 compared to 22.6% in 2013. The increase was due to an increase of US$52.3 million in our deferred tax liabilities, as a result of the 2014 Chilean Tax Reform. See “Government Regulations–Regulations in Chile Generally.” Excluding this effect, income tax expense decreased 21.7%, to US$108.4 million in 2014, an effective rate of 26.3%. The difference between the statutory and effective tax rates was due primarily to royalty taxes on income.

Profit for the Year

Profit for the year decreased 48.5% to US$244.3 million in 2014 from US$474.6 million in 2013 primarily as a result of the foregoing factors and lower prices across multiple business lines compared to 2013.

Results of Operations – 2013 compared to 2012

Revenues

Revenues decreased 9.3% to US$2,203.1 million in 2013 from US$2,429.2 million in 2012. The main factors causing the increase in revenues and the variation in the different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition revenues increased 1.8% to US$687.5 million in 2013 from US$675.3 million in 2012. Set forth below are sales volume data for the specified years by product category in this product line:

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

Iodine and Derivatives

Revenues for iodine and derivatives decreased 20.3% to US$461.0 million in 2013 from US$578.1 million in 2012. Set forth below are sales volume data for the specified years:

(in Th. MT)	2013	2012	% Change
Iodine and derivatives	9.3	11.0	(15)%

Our sales volumes decreased approximately 15% in 2013 when compared to 2012. Average prices for 2013 were just under US$50/kg, almost 6% less than prices reported during 2012. These price decreases were in line with market conditions and our expectations.

Lithium and Derivatives

Revenues for lithium and its derivatives decreased 11.6% to US$196.5 in 2013 from US$222.2 million in 2012. Set forth below are sales volume data for the specified years:

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

Potassium

Potassium revenues increased 0.2% to US$606.3 million in 2013 from US$606.3 million in 2012. Set forth below are sales volume data for the specified years:

(in Th. MT)	2013	2012	% Change
Potassium chloride and potassium sulfate	1,434.9	1,209.5	19%

Our potassium chloride and potassium sulfate sales volumes increased over 18% in 2013 compared to 2012, which was in line with our expectations. As mentioned above, pricing for the second half of 2013 remained volatile, and we were not immune to impacts. Our average price for the potassium chloride and potassium sulfate business line in 2013 was approximately 16% lower than average prices reported during 2012.

We continued to take advantage of our developed distribution network, and distributed potassium chloride to customers all over the world. Our biggest market continued to be Brazil, which, in 2013, accounted for approximately one third of our potassium chloride sales.

Industrial Chemicals

Industrial chemicals revenues decreased 37.2% to US$154.0 million in 2013 from US$245.2 million in 2012. Set forth below are sales volume data for the specified years by product category:

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

Other Products and Services

Revenues from other products and services, primarily other commodity fertilizers and other products, decreased 5.1% to US$97.9 million in 2013 from US$103.2 million in 2012.

Cost of Sales

Cost of sales increased 5.0% to US$1,481.7 million in 2013, which represented 67% of revenues, from US$1,400.6 million in 2012, which represented 58% of revenues. This increase in the percentage of revenues was principally caused higher volumes and lower prices in most of our products. Cost of sales includes, among others, the costs of depreciation and amortization.

Gross Profit

Gross profit decreased 29.9% to US$721.5 million in 2013, which represented 32.7% of revenues, from US$1,028.6 million in 2012, which represented 42.3% of revenues. Gross margin was impacted by generally lower average prices in 2013 compared to 2012 in the fertilizer business lines.

Other Income

Other income increased 661.4% to US$96.7 million in 2013, which represented 4.4% of revenues, from US$12.7 million in 2012, which represented 0.5% of revenues.

Administrative Expenses

Administrative expenses decreased 1.1% to US$105.2 million in 2013, which represented 4.8% of revenues, from US$106.4 million in 2012, which represented 4.4% of revenue. The increase as a percentage of revenue was mostly caused by decreases in revenues and relatively stable expenses.

Other Expenses

Other expenses increased 42.6% to US$49.3 million in 2013, which represented 2.2% of revenues, from US$34.6 million in 2012, which represented 1.4% of revenues in 2012.

Other Gains (Losses)

Other gains (losses) decreased to a loss of US$11.3 million in 2013 from a gain of US$0.7 million in 2012.

Finance Income

Finance income decreased 43.6% to US$12.6 million in 2013, which represented 0.6% of revenues, from US$29.1 million in 2012, which represented 1.2% of revenues. Financial income decreased resulting from lower returns in financial investments such as money market and time deposits.

Finance Expenses

Finance expenses increased 8.3% to US$58.6 million in 2013, which represented 2.7% of revenues, from US$54.1 million in 2012, which represented 2.2% of revenues. The increase in finance expenses was due to a net increase in indebtedness during 2013.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method decreased 23.0% to US$18.8 million in 2013, which represented 0.8% of revenues, from US$24.4 million in 2012, which also represented 1.0% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences decreased 44.9% to US$12.0 million in 2013, which represented 0.5% of revenues, from US$26.8 million in 2012, which represented 1.1% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We try to mitigate this impact through an active hedging program. During 2013, the Chilean peso depreciated by 9.3% against the U.S. dollar.

Income Tax Expense

Income taxes decreased to US$138.5 million in 2013 from US$216.1 million in 2012. The effective tax rate in 2013 was 22.5% compared with 24.7% in 2012. The difference between the statutory and effective tax rates is due primarily to royalty taxes on income.

Profit for the Year

Profit for the year decreased 27.8% to US$474.6 million in 2013 from US$657.4 million in 2012, as a result of the foregoing factors. Profit for the year was lower in 2013 resulting from lower prices across multiple business lines, and lower volumes in lithium, iodine and industrial chemicals when compared to 2012.

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our financial currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 23 to the Financial Statements included in this Annual Report.

We monitor and attempt to balance our non-dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2014, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$31.7 million (EUR 25.2 million) and sell South African rand for approximately US$25.3 million (ZAR 289 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$89.5 million (Ch$54,304 million). All of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 368 million as of December 31, 2014.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos for approximately US$274 million (Ch$166,229 million) to hedge our time deposits in Chilean pesos.

5.B.  Liquidity and Capital Resources

As of December 31, 2014, we had US$1,008.0 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2014, we had US$546.0 million of unused uncommitted working capital credit lines.

Shareholders’ equity decreased to US$2,292.5 million as of December 31, 2014 from US$2,432.2 million as of December 31, 2013. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 1.03 as of December 31, 2014 from 0.96 as of December 31, 2013.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital, but we believe our working capital is sufficent for our present requirements. As debt requirements also depend on the level of accounts receivable and inventories, we cannot accurately determine the amount of debt we will require nor are our requirements typically seasonal.

The table below shows our cash flows for 2014, 2013 and 2012:

(in millions of U.S. dollars)	2014	2013	2012
Net cash from (used in):
Net cash from operating activities	591.0	651.7	650.2
Net cash used in financing activities	(388.0)	(2.3)	(197.7)
Net cash used in investing activities	(311.4)	(487.4)	(562.9)
Effects of exchange rate fluctuations on cash and cash equivalents	(13.7)	(9.8)	(10.3)
Net increase (decrease) in cash and cash equivalents	(122.1)	152.3	(120.6)

We operate a capital-intensive business that requires significant investments in revenue-generating assets. Our past growth strategies have included purchasing production facilities and equipment and the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash from operating activities, borrowing under credit facilities and issuing debt securities.

The Board of Directors approved a capital expenditures plan for 2015 of US$182 million in connection with investments to be made in Chile. The 2015 capital investment program is primarily focused on the maintenance of our production facilities. Our 2015 capital investment program does not call for any external financing, however, we reserve the right to access capital markets in order to optimize our financial position. See “Item 4.A. History and Development of the Company–Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. We paid dividends of US$373.8 million and US$273.6 million during 2014 and 2013, respectively. Our 2014 dividend policy, as approved by our shareholders, is to pay 50% of our profit as calculated in our financial statements filed with the SVS for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of profit for each fiscal year.

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, increased to 4.80 as of December 31, 2014 from 3.40 as of December 31, 2013. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2014.

Debt Instrument(1)(2)	Interest Rate	Issue Date	Maturity Date	Amortization
Bilateral loan — US$20 million	0.41%	Aug. 28, 2014	Feb. 25, 2015	Bullet
Bilateral loan — US$20 million	0.38%	Nov. 17, 2014	May. 22, 2015	Bullet
Bilateral loan — US$20 million	0.59%	Jun. 19, 2014	Jun. 10, 2015	Bullet
Bilateral loan — US$20 million	0.46%	Aug. 26, 2014	Aug. 21, 2015	Bullet
Bilateral loan — US$20 million	0.59%	Oct. 14, 2014	Sep. 2, 2015	Bullet
Bilateral loan — US$50 million	1.37%	Oct. 19, 2012	Oct. 19, 2015	Bullet
6.125% Notes due 2016 — US$ 200 million	6.13%	Apr. 15, 2006	Apr. 15, 2016	Bullet
Bilateral loan — US$40 million	2.34%	Oct. 6, 2011	Oct. 6, 2016	Semiannual, beginning in 2014
Bilateral loan — US$40 million	0.97%	Oct. 12, 2011	Oct. 12, 2016	Semiannual, beginning in 2014
Bilateral loan — US$40 million	1.94%	Dec. 21, 2011	Dec. 21, 2016	Bullet
Series M Bond — UF 1.0 million	2.90%	Feb. 1, 2012	Feb. 1, 2017	Bullet
Bilateral loan — US$140 million	2.33%	Oct. 29, 2009	Sep. 13, 2017	Bullet
5.50% Notes due 2020 — US$ 250 million	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$ 300 million	3.63%	Apr. 3, 2013	Apr. 3, 2023	Bullet
4.375% Notes due 2025 — US$ 250 million	4.38%	Oct. 28, 2014	Jan. 28, 2025	Bullet
Series C Bond — UF 1.8 million	5.84%	Dec. 1, 2005	Dec. 1, 2026	Semiannual, beginning in 2007
Series H Bond — UF 4 million	4.03%	Jan. 5, 2009	Jan. 5, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	3.56%	Feb. 1, 2012	Feb. 1, 2033	Bullet

(1)	UF- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.
(2)	Some floating rate bilateral loans are currently hedged to fixed rate loans using interest rate swaps.

As of December 31, 2014, we had total financial debt of US$1,748 million compared to US$1,815 million as of December 31, 2013. Taking into account the effects of financial derivatives, our total financial debt amounted to US$1,786 million as of December 31, 2014 and US$1,792 million as of December 31, 2013. Of the total debt as of December 31, 2014, US$211.4 million was short-term debt. All of our UF local bonds were hedged with cross-currency swaps to the U.S. dollar as of December 31, 2014.

As of December 31, 2014, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions as of December 31, 2014.

The following table shows the maturities of our long-term debt by year as of December 31, 2014 (in millions of US dollars):

Maturity(1)	Amount

2015	196.1
2016	286.1
2017	186.7
2018	6.1
2019	13.5
2020 and thereafter	1,058.5
Total	1,746.9

(1)	Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2014, not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2014, a market value of US$37 million in favor of SQM.

Environmental and Occupational Safety and Health Projects

We spent US$7.8 million on environmental, safety and health projects in 2014. We have budgeted approximately US$7.9 million in 2015 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology and (ii) development of higher-margin products from current products through vertical integration or different product specifications.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime), Japanese patent No. 4,889,848 for nitrates (granular fertilizers) and patent Numbers 41,838 from Chile, 5393-B and 5391-B from Bolivia, AR001918B1 and AR001916B1 from Argentina and 5,676,916 and 5,939,038 from the U.S. for lithium (removal of boron from brines).

For the years ended December 31, 2014, 2013 and 2012, we invested US$7.4 million, US$ 9.2 million and US$10.4 million, respectively, on research and development activities.

5.D. Trend Information

Our revenues decreased 8.6% to US$2,014.2 million in 2014 from US$2,203.1 million in 2013. Gross margin decreased 19.2% to US$583.0 million in 2014, which represented 28.9% of revenues, from US$721.5 million in 2013, which represented 32.7% of revenues. Profit attributable to controlling interests decreased 49.3% to US$236.9 million in 2014 from US$467.1 million in 2013.

Our sales volumes in the specialty plant nutrition business line increased 3.6% in 2014 compared to 2013, while prices were relatively flat. As a result, our revenues in this business line increased approximately 3.0%. Potassium nitrate is the most important product in this business line, and according to our estimates, worldwide demand growth for this product grew over 10% in 2014, led by demand in North America. We believe demand growth was also supported by the shortage in the potassium sulfate market during the year, as farms sought out alternative sources of chloride-free potassium. We expect demand for potassium nitrate to continue to grow around 5% in 2015. We believe we are prepared to meet the growing market demand in the future.

Our sales volumes in the iodine business line decreased 5.4% in 2014, and significant downward pressure on prices throughout the year led to a total decrease of just over 23% in average prices compared to 2013. Prices are expected to decline further in 2015. However, we believe we are the lowest cost producer in Chile and are therefore well positioned to face the challenging pricing environment. We expect that our sales volumes will increase as we work to regain some of our market share. According to our estimates, the worldwide iodine market grew approximately 3% during 2014. We believe that market demand reached approximately 31,600 metric tons, of which SQM had a market share of approximately 26%. Demand was led by growth in the x-ray contrast media and pharmaceutical industries. We expect worldwide demand to grow over 3% in 2015, in part related to lower prices.

Our sales volumes in the lithium business line increased 9.4% in 2014 compared to 2013, and we expect our sales volumes to remain relatively stable in 2015. According to our estimates, worldwide demand for lithium grew over 9% in 2014, driven primarily by growth of over 14% in the rechargeable battery market, and growth should continue in 2015. We expect other lithium producers to add some new supply in 2015, but we believe the demand growth will exceed the new supply, which should lead to an increase in average prices. We estimate that our market share for 2014 was approximately 27%.

Our sales volumes in the potassium business line increased 8.5% in 2014 compared to 2013. Although average prices for the business line were 11.1% lower year over year, prices did increase during the second half of 2014. Demand for potassium chloride was very strong in 2014, reaching an estimated total of over 60 million metric tons. We do not expect to see further market growth during 2015, and we expect our sales volumes in the potassium business line to be similar in 2015 to their 2014 level.

Our sales volumes in the industrial chemicals product line decreased 28.5% in 2014 compared to 2013, largely due to lower solar salt sales volumes. However, we remain confident in the long-term prospects in the solar thermal energy storage market. We have executed supply agreements of solar salts for over 200,000 metric tons to be supplied between 2015 and 2017. The majority of these sales volumes are expected to be delivered during 2016 and 2017. Demand for traditional applications of industrial chemicals remained relatively stable in 2014 compared to 2013.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table shows our material expected obligations and commitments as of December 31, 2014:

					More
		Less Than	1 - 3	3 - 5	Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt (1)	1,787,397	213,172	472,376	12,176	1,089,673
Capital lease obligations	-	-	-	-	-
Operating leases	45,365	2,835	5,671	5,671	31,188
Purchase commitments (2)	15,966	15,966	-	-	-
Staff severance indemnities	30,952	-	-	-	30,952
Total contractual obligations and commitments	1,879,680	231,973	478,047	17,847	1,151,813

(1) Includes interest.

(2) The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company.

5.G.	Safe Harbor

The information contained in Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our by-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our Ordinary Shareholders’ Meeting. Cumulative voting is allowed for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled Ordinary Shareholders’ Meeting. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

The current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 24, 2015.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Juan Antonio Guzmán M.	Chairman of the Board and Director. Mr. Guzmán is an Industrial and Chemical Engineer from Pontificia Universidad Católica de Chile and has a Ph.D. from the Polytechnic of North London. He has professional experience in managing different organizations both in the public sector as a former Minister of Education and in the private sector, where he has been appointed to several executive positions as CEO and board member (Gener, CGE, Sonda, Soquimich, Indisa, Chilean Canadian Chamber of Commerce). In addition, he has been active in entrepreneurial activities including in the energy, mining, real estate and health sectors. He has been an SQM board member since 2013.	April 2015

Name	Position and relevant experience	Current position held since

Edward J. Waitzer (1)	Vice Chairman of the Board and Director. Mr. Waitzer was Chair of Stikeman Elliott LLP, a leading Canadian law firm, from 1999 to 2006 and remains a senior partner whose practice focuses on complex business transactions. He also advises on a range of public policy and governance matters. He is a professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance and is director of the Hennick Centre for Business and Law at Osgoode Hall and the Schulich School of Business at York University. Mr. Waitzer served from 1993 to 1996 as Chair of the Ontario Securities Commission and of the Technical Committee of the International Organization of Securities Commissions and as Vice-President of The Toronto Stock Exchange until 1981. He is Chair of the Liquor Control Board of Ontario. He has written and spoken extensively on a variety of legal and public policy issues and serves or has served as director of a number of corporations, foundations, community organizations, editorial boards and advisory groups, including the Canadian Foundation for the Advancement of Investors Rights. He is currently the President of the Canada-Chile Business Council and spent 2003 to 2004 as an advisor to the SVS in Santiago, Chile. He earned his LL.B. in 1976 and his LL.M. in 1981 from the Faculty of Law, University of Toronto. Mr. Waitzer was called to the Ontario Bar in 1978 and admitted to the New York Bar in 1985.	April 2015

Joanne L. Boyes	Director. Ms Boyes, a Senior Director of Corporate Reporting, Finance and Compliance, has been with PotashCorp since 2004 and is responsible for external financial and integrated reporting, complex accounting, treasury activities and internal controls compliance. She is a regular management participant on PotashCorp’s Audit Committee.	April 2015

Hernán Büchi B.	Director. Mr. Büchi is a Civil Engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a member of the Board of Directors of Quinenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.	April 1993

Name	Position and relevant experience	Current position held since

Robert A. Kirkpatrick	Director. Mr. Kirkpatrick, a Vice President, Deputy General Counsel and Assistant Corporate Secretary of PotashCorp, has been with PotashCorp since 1994 and is responsible for securities regulatory compliance and advising on corporate finance and development matters. He is a regular management participant on PotashCorp’s Corporate Governance and Nominating Committee.	April 2015

Hans Dieter Linneberg A. (2)	Director. Mr. Linneberg is an Economist from the Universidad de Chile. He also received a Ph.D. from the Université Catholique Louvain, in Belgium. Currently, he is the Executive Director of the Corporate Governance and Capital Markets Department at the Business School of the Universidad de Chile, where he is also a faculty member lecturing on corporate governance and international finance.	April 2015

Arnfinn F. Prugger	Director. Mr. Prugger, Vice President, Technical Services for PCS Potash, has been with the company for over 25 years and has a wide range of senior–level experience in mining and geophysics.	April 2015

Wolf von Appen B.	Director. Mr. Von Appen is an entrepreneur. He is currently a member of Centro de Estudios Publicos.	May 2005

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Patricio de Solminihac T. (3)	Chief Executive Officer. Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined SQM in 1988 as Business Development Vice President. Currently he is a member of the Board of Directors of Melon S.A.	March 2015

Name	Position and relevant experience	Current position held since
Matías Astaburuaga S.	General Counsel and Senior Vice President. Mr. Astaburuaga is a lawyer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Prior to joining SQM, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region.	February 1989

Ricardo Ramos R.	Chief Financial Officer and Senior Vice President of Business Development. Mr. Ramos is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Mr. Ramos is also a member of the Board of Directors of Soquimich Comercial S.A.	November 1994

Eugenio Ponce L.	Senior Commercial Vice President. Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso. In 1981, he joined SQM as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. Currently he is a member of the Board of Directors of Soquimich Comercial S.A. and Vice Chairman of the Board of Directors of Pampa Calichera S.A.	March 1999

Carlos Díaz O.	Senior Vice President of Operations, Nitrates-Iodine. Mr. Díaz is an Industrial Civil Engineer with an engineering degree and an MBA from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division where he was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices and after four years took up the position of Logistics Manager.	October 2012

Name	Position and relevant experience	Current position held since
Pauline De Vidts S.	Senior Vice President of Human Resources and Sustainability. Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined SQM in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for these operations in 1998, and later Corporate R&D and Environmental Issues Vice President in 2001. Since 2005, she has overseen safety, health, environmental and community issues, and in 2011, she also began overseeing corporate communications and public affairs for SQM.	August 2013

Juan Carlos Barrera P. (4)	Senior Vice President Operations, Potassium and Lithium. Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Tulane University and a Masters in Business Administration degree from Universidad de Chile. He joined SQM in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000, Corporate Supply Chain Vice President and, in 2006, General Manager of Soquimich Comercial S.A.	January 2007

Daniel Jiménez Sch.	Senior Vice President of Exploration. Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Old Dominion University. He joined SQM in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for eight years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals. In 2007, he became Senior VP of Human Resources and Corporate Services. In 2013 he became Senior VP of Exploration. Mr. Jiménez is also a member of the Board of Directors of Soquimich Comercial S.A.	August 2013

Name	Position and relevant experience	Current position held since
Macarena Briseño C.	Head of Risk Management and Compliance. Ms. Briseño is a Civil Engineer with a degree from the Pontificia Universidad Católica de Chile. She joined SQM in 1993 as a planning engineer, first in the sales department and then in the finance department. She became VP of Reporting in 2001 and Controller in 2003.	August 2013

(1)	As of April 24, 2015, Mr. Waitzer beneficially owned 10,000 of SQM’s shares.
(2)	As of April 24, 2015, Mr. Linneberg beneficially owned 455 of SQM’s shares.
(3)	On March 16, 2015, Mr. Patricio de Solminihac T. was named as Chief Executive Officer of SQM.
(4)	As of April 24, 2015, Mr. Barrera beneficially owned 224 of SQM’s shares.

6.B.	Compensation

During 2014, directors were paid a monthly fee, which was independent of attendance and the number of Board sessions. For the Chairman, the fee amounted to UF 300 per month. For the remaining seven directors, the fee amounted to UF 50 per month for the period between January and April, and UF 125 per month for the period between May and December. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2014, the Chairman received the equivalent of 0.35% of 2013 profit and each of the remaining seven directors received the equivalent of 0.04% of 2013 profit.

In addition, during 2014, members of the Directors’ Committee were paid UF 17 per month for the period between January and April and UF 75 per month for the period between May and December, regardless of the number of sessions held by the Directors’ Committee. In addition, the members of the Directors’ Committee received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2014, members of the Directors’ Committee each received an amount equal to 0.013% of 2013 profit. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

At the Ordinary Shareholders’ Meeting held on April 25, 2014, shareholders approved the creation of a Health, Safety and Environment Committee. Members of this committee were paid UF 30 per month, regardless of the number of sessions held.

During 2014, the compensation paid to each of our directors who served on the Board during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting(Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	SQMC Board Meeting (Ch$)	Total (Ch$)
Julio Ponce Lerou	994,050,636	—	—	86,438,001	1,080,488,637
Wayne R. Brownlee	131,599,461	—	5,075,089	—	136,674,550
Hernán Büchi Buc	132,761,291	49,068,490	—	—	181,829,781
Patricio Contesse Fica	129,245,311	43,973,524	5,075,089	—	134,320,100
José María Eyzaguirre Baeza	131,599,454	—	5,075,089	—	136,674,543
Juan Antonio Guzmán Molinari	131,599,460	48,673,467	—	—	180,272,927
Alejandro Montero Purviance	131,602,164	—	—	—	131,602,164
Wolf Von Appen Behrman	132,761,293	49,068,491	—	—	181,829,784
Total	1,915,219,070	146,810,448	15,224,967	86,438,001	2,163,692,486

For the year ended December 31, 2014, the aggregate compensation paid to our 108 principal executives based in Chile was Ch$15,573 million (approximately US$25.7 million). We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees based on individual performance, company performance and short- medium- and long-term indicators. Additionally, in order to provide incentives to key executives and to retain such executives, we maintain a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to share price and is payable between 2016 and 2018.

As of December 31, 2014, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$1.5 million per each movement of US$1 in the Series B common share price, when the share price is above US$50. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B common shares on the date as of which the bonuses are paid.

As of December 31, 2014, we had a provision related to all of the incentive programs in an aggregate of US$18.4 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C.	Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2018. The contracts of our executive officers are indefinite.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2014 we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. This Directors’ Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

As of April 24, 2015, our Directors’ Committee was comprised of three Directors, Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer, each of whom meets the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Linneberg and Mr. Waitzer meet the requirements for independence.

During 2014, our Directors’ Committee was comprised of three Directors: Mr. Buchi, Mr. Guzmán and Mr. Von Appen. Each of the three members met the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Guzmán met the requirements for independence.

During 2014, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act and (viii) the report on internal control of the Company and (ix) other matters.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2013 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2014 business year.

(b)	Examined: (i) during its Meeting number 88 on January 07, 2014, the subscription of two “Maritime Transport Contracts” between the “SQM Group” and the “Ultramar Group,” linked to Mr. Wolf von Appen B., Director of SQM S.A. The Company’s Directors’ Committee approved said subscriptions and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting number 680 on January 21, 2014, was informed in a timely manner about said approvals and, in turn, confirmed that said Contracts were agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention from Director Mr. Von Appen, and declared that the latter does not constitute an Essential fact for the Company; (ii) the two “Maritime Transport Contracts” between the “SQM Group” and the “Ultramar Group,” linked to Mr. Wolf von Appen B., Director of SQM S.A. and which the Board of Directors of SQM S.A., during its Board of Directors Meeting number 690 on September 16, 2014, confirmed that said contracts were agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of Director Mr. Von Appen, and declared that the latter does not constitute an Essential Fact for the Company; (iii) during its Meeting number 94 on December 16, 2014, the three “Legal Services Provision Agreements” between the “SQM Group” and the Law Firm, “Estudio de Abogados Claro y Cía,” linked to Messieurs Wayne R. Brownlee and José María Eyzaguirre B., Directors of SQM. The Company’s Directors Committee approved said Agreements and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting number 694 on December 16, 2014, was informed in a timely manner about said approvals and, in turn, also confirmed that said Contracts were agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, unanimously approved the latter, by the Directors present with the sole abstention of the Directors Messieurs Wayne R. Brownlee and José María Eyzaguirre B., and declared that the latter does not constitute an Essential Fact for the Company and (iv) during its Meeting number 94 on December 16, 2014, the subscription of a “Maritime Transport Contract” between the “SQM Group” and the “Ultramar Group,” linked to Mr. Wolf von Appen B., Director of SQM S.A. The Company’s Directors’ Committee approved said subscription and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting number 694 on December 16, 2014, was informed in a timely manner about said approval and, in turn, also confirmed that said Contract was agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved this subscription with the sole abstention of the Director Mr. Von Appen, and declared that the latter does not constitute an Essential Fact for the Company.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the shareholders’ meeting also ratified them.

(d)	Examined the remuneration system and the compensation plans for the Company’s employees and main executives.

Finally, the Directors’ Committee issued the Annual Management Report referred to in Law 18,046.

On April 25, 2014, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting. During 2014, the Directors Committee did not incur any consulting expenses.

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

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.01	Listed companies must have a majority of independent directors.	There is no legal obligation to have a majority of independent directors on the Board but, according to Chilean law, the Company’s directors cannot serve as executive officers.

303A.02	No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

A director would not be considered independent if, at any time, within the last 18 months he or she:

(i) Maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them;

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations

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

(iii) (A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv) The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

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

(b) The nominating/corporate governance committee must have a written charter that addresses:

(i) the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii) an annual performance evaluation of the committee.

This committee is not required as such in the Chilean regulations. However, pursuant to Chilean regulations SQM has a Directors’ Committee (see Board practices above).

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee (see Board practices above) that is in charge of reviewing management’s compensation.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.06	Listed companies must have an audit committee.	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee that performs the functions of an audit committee and that complies with the requirements of the NYSE corporate governance rules.

303A.07	The audit committee must have a minimum of three members. All audit committee members must satisfy requirements of independence, and the committee must have a written charter. The listed companies must have an internal audit function to provide management with ongoing assistance of the Company’s risk management process and the system of internal controls	Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’s Committee (see Board practices above) that also performs the functions of an audit committee with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto.	SQM does not have equity compensation plans. However, as mentioned in Item 6.B. Compensation, the Company does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.

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

As of December 31, 2014, we had 4,800 permanent employees, 190 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 7.4 years.

	As of December 31,
	2014	2013	2012
Employees in Chile	4,610	4,583	5,450
Employees outside of Chile	190	209	193
Total employees	4,800	4,792	5,643

As of December 31, 2014, 68% of our permanent employees in Chile were represented by 25 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships and additional health, death and disability benefits, among others.

In addition, we own all of the equity of Institución de Salud Previsional Norte Grande Limitada (“Isapre Norte Grande”), which is a health care organization that provides medical services primarily to our employees, and of Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A. (“Prestadora”), which is a hospital in María Elena. We make contributions to Isapre Norte Grande and to Prestadora in accordance with Chilean laws and the provisions of our various collective bargaining agreements, but we are not otherwise responsible for their liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits which we provide.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Pension Fund Administrator (“Sociedad Administradora de Fondos de Pensiones”). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We do, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

Over 96% of our employees are employed in Chile, of which approximately 68% were represented by 25 labor unions as of December 31, 2014. As in previous years, during 2014, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2014, we had concluded negotiations with 21 labor unions, which represent 91.9% of our total unionized workers, signing new agreements with each for the next three years. In January of 2015, we concluded negotiations with two additional unions, for a total of 99.7% of our unionized workers. In order to finalize the current collective bargaining cycle, we need to conduct negotiations with the remaining two unions. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E.	Share Ownership

As of April 30, 2015, SQM had a “controlling group,” as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of April 30, 2015, Mr. Julio Ponce Lerou and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.94% of all shares of SQM (consisting of 71,805,464 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.53% of Norte Grande, which controls 76.51% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.69% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (collectively, “Pampa Group”), control 29.94% of SQM. In addition, the Pampa Group has also informed SQM that, as of April 30, 2015, it owns an additional 17,748 shares of SQM, currently held under custody at EuroAmerica Corredores de Bolsa S.A., and an additional 2,000 shares of SQM, currently held under custody at Negocios y Valores Corredores de Bolsa S.A., included in the 29.94%.

Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and the Esperanza Delaware Corporation (collectively, “Kowa Group”) are owners of 2.09% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which, together, allows them to control 32% of all shares in SQM. Therefore, the Pampa Group, together with Kowa Group, indirectly control 32% of all SQM shares, giving them the status of “controlling group” of the Company.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
April 30, 2015	32.03%
December 31, 2014	32.03%
December 31, 2013	32.00%
December 31, 2012	34.05%

Separately from any ownership interest held by the Controller Group, as of April 30, 2015, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones El Boldo Limitada, 100% of the shares of Inversiones RAC Chile Limitada and 100% of the shares of Inversiones PCS Chile Limitada. Through these companies, PCS owns 32% of the total shares of SQM.  For additional information regarding share ownership of the Company, see “Item 7. Major Shareholders and Related Party Transactions.”

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. With respect to the individuals identified in Item 6B. Compensation, for information on Mr. Ponce’s share holdings see “Item 7A. Major Shareholders.” Mr. Montero beneficially owns less than 1% of the Company’s shares as of December 31, 2014, the most recent date such information is available to the Company. For more information on the share holdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees–Directors and Senior Management.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of April 30, 2015 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the SVS and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	% total shares
The Bank of New York	—	—	61,851,832	51.38%	23.50%
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	44,827,778	31.39%	7,007,688	5.82%	19.69%
Inversiones El Boldo Ltda.(3)	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(2)	18,179,147	12.73%	—	—	6.91%
Inversiones PCS Chile Limitada.(3)	15,526,000	10.87%	—	—	5.90%
Inversiones Global Mining Chile Ltda.(2)	8,798,539	6.16%	—	—	3.34%
Banco de Chile por Cuenta de Terceros No Residentes	—	—	7,625,343	6.33%	2.90%

(1)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(2)	As of April 30, 2015, SQM had a “controlling group,” as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of April 30, 2015, Mr. Julio Ponce Lerou and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.94% of all shares of SQM (consisting of 71,805,464 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.53% of Norte Grande, which controls 76.51% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.69% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (collectively, “Pampa Group”), control 29.94% of SQM. In addition, the Pampa Group has also informed SQM that, as of April 30, 2015, it owns an additional 17,748 shares of SQM, currently held under custody at EuroAmerica Corredores de Bolsa S.A., and an additional 2,000 shares of SQM, currently held under custody at Negocios y Valores Corredores de Bolsa S.A., included in the 29.94%.

Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and the Esperanza Delaware Corporation (collectively, “Kowa Group”) are owners of 2.09% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which, together, allows them to control 32% of all shares in SQM. Therefore, the Pampa Group, together with Kowa Group, indirectly control 32% of all SQM shares, giving them the status of “controlling group” of the Company.

(3)	PCS owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile Ltda., and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887, or 32.00%, of SQM’s total shares. The stake held by PCS as of December 31, 2013 and 2012 was, respectively, 32.00% and 32.00% of SQM’s total shares.

On December 21, 2006, Pampa Calichera and Kowa executed a joint performance agreement that allows them to become the “controller group” of the Company, as such term is defined under Chilean law. We have been informed that, as of April 30, 2015, Mr. Julio Ponce L. and related persons beneficially owned, through Pampa Calichera and certain other companies, 29.94% of the shares of the Company. As of April 30, 2015, Kowa Group owned, directly and indirectly, 2.09% of the shares of the Company. As of April 30, 2015, pursuant to the joint performance agreement, the “controller group” led by Mr. Julio Ponce L. beneficially owned 32.03% of the total shares of the Company.

Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B common shares cannot exceed 50% of SQM’s issued and outstanding stock; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of May 11, 2015, there are 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

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

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates, which are described in Note 9 to the Consolidated Financial Statements.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1	See “Item 18. Financial Statements.”

8.A.2	See “Item 18. Financial Statements.”

8.A.3	See “Item 18. Financial Statements—Reports of Independent Registered Public Accounting Firm.”

8.A.4	Not applicable.

8.A.5	Not applicable.

8.A.6	Export Sales

We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the location of the Company’s subsidiaries making such sales and does not necessarily reflect the final destination of the products sold.

The following is the composition of the consolidated sales for the periods ending on December 31, 2014, 2013 and 2012:

Th. US$	2014	2013	2012

Foreign sales	1,786,953	1,960,767	2,159,739
Total sales	2,014,214	2,203,140	2,429,160

% of foreign sales	88.72%	89.00%	88.91%

8.A.7	Legal Proceedings

Chilean Investigations

The SII has been conducting tax investigations related to the payment of invoices by companies, including SQM, for services that may not have been properly supported. The Chilean Public Prosecutor has been conducting related inquiries to determine whether such payments may be linked with alleged violations of political contribution laws involving a variety of Chilean companies, including SQM, and government officials.

On February 26, 2015, SQM’s Board of Directors resolved to establish the ad-hoc Committee authorized to conduct an internal investigation relating to the issues referred to in the above paragraph and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee has engaged its own lawyers from Chile and the United States and forensic accountants from the United States to assist as it proceeds with its internal review.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s former CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corp., one of SQM’s two principal shareholder groups. Potash Corp. issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered and therefore may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO during the six-year tax period from 2009 to 2014. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law filed a criminal claim against the Company’s former CEO and current CEO and CFO in their capacities as the Company’s tax representatives relating to the US$11 million in payments referred to above. This and subsequent related claims filed by the SII are subject to review by the Public Prosecutor in order to determine whether to pursue charges against any of the parties in their personal capacities.

On March 30, 2015, the Company submitted amendments to its tax returns for the 2009 to 2014 tax years and has paid taxes and interest relating to such amended returns totaling approximately US$7 million. The aggregate amount was approximately evenly distributed over the six-year period, but as the amounts were inconsequential in each individual year, the Company recorded a provision for the aggregate amount in the “other expenses” line-item of the income statement for the year ended December 31, 2014.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above.

On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiaries during the same six-year tax period that were authorized by the former CEO and that also may have been insufficiently supported. On the same date, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by Potash Corp., and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of the invoices that were not properly supported by services rendered and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If, as a result of the formal investigation, the former CEO is charged and finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the tax paid. The Company estimates that no provision is needed at this stage. The announcement by the Public Prosecutor of its formal investigation does not constitute a finding of wrongdoing. Under the Chilean legal system, our former CEO has not entered a plea and is not required to enter a plea. It is possible that the Public Prosecutor will conclude its investigation without pursuing formal charges, but if the Public Prosecutor does pursue formal charges, our former CEO may vigorously assert defenses to such charges without entering any plea or otherwise making any statement. Criminal defendants in Chile have a right to remain silent at all times throughout the judicial process.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII on March 30, 2015. This claim is subject to review by the Public Prosecutor in order to determine whether to pursue charges against any of the parties in their personal capacities.

Class action complaints have been filed in the United States against the Company, our former CEO and current CEO and CFO, alleging violations of U.S. securities laws based on the failure to timely disclose matters related to the subject matter of the various Chilean investigations. For more information, see “—Class Actions.”

The investigation and the inquiries by the Chilean regulatory authorities have not been completed. We cannot predict the outcome or the duration of these investigations. We could be subject to civil, criminal or regulatory proceedings in Chile and we could be subject to civil, criminal or regulatory proceedings outside of Chile, including for violation of U.S. securities or anti-corruption laws. We have been in communications with our regulators in Chile and the United States. At this time, it is difficult to accurately assess the potential impact of these claims or the probability of success. However, the Company’s management, based on its understanding of the investigation to date, does not believe there will be any additional material impact to the Company’s business, financial condition, cash flows or results of operations.

Class Actions

We understand that three complaints have been filed in the United States against us, our former and current CEOs and our CFO. The lawsuits allege violations of U.S. securities laws and purport to be brought on behalf of all purchasers during specified periods when SQM securities were traded on the New York Stock Exchange.

The complaints are based principally on allegations that the Company failed to timely disclose matters related to the subject matter of the various Chilean investigations and that it lacked adequate internal controls. As a result, the lawsuits allege that certain of our financial statements and/or certain U.S. regulatory filings were inaccurate or misleading.

The lawsuits are in the initial stages and to date no lead plaintiff has been appointed. We expect that after the appointment of a lead plaintiff, a consolidated amended complaint will be filed to replace the current complaints. At this time, it is difficult to accurately assess the potential impact of these claims or the probability of success, and we have not recorded any accounting provisions. The Company’s insurance carriers have been notified.

Corfo Litigation

Our subsidiary SQM Salar holds exclusive exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to the Lease Agreement. The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2014, revenue related to products originating from the Salar de Atacama represented 39% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to place markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. The parties are currently discussing potential resolutions.

SQMNA Litigation

In October 2010, the City of Pomona, California, named Sociedad Química y Minera de Chile S.A. and SQM North America Corporation (“SQMNA”) as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. The Court has set a trial date for June 2015. SQM has been dismissed from this action. SQMNA intends to vigorously defend this action.

In October 2010, the City of Lindsay, California, named Sociedad Química y Minera de Chile S.A. and SQMNA as defendants in an action filed in the California Superior Court for Tulare County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. This case is pending in the trial court. SQMNA and SQM (if it is legally served) intend to vigorously defend this action.

Other Matters

In addition, various lawsuits, claims and proceedings, other than those specifically disclosed above, have been or may be instituted or asserted against the Company, relating to the conduct of the company’s business, including those pertaining to mining, civil, tort, commercial, labor and regulatory matters, among others. Although the outcome of other litigation cannot be predicted with certainty, and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, our management believes the disposition of such other pending matters will not have a material effect on the company’s business, financial condition, results of operations or cash flows.

8.A.8.	Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with SVS regulations), unless and to the extent the Company has a deficit in retained earnings.

The dividend policy for 2014 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2014. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent” (determined in accordance with SVS regulations).

On March 3, 2015, the Company filed its Chilean statutory consolidated financial statements with the SVS, an English language copy of which was furnished by the Company on Form 6-K dated April 1, 2015. These Chilean statutory consolidated financial statements were prepared in accordance with the SVS guidelines and instructions, which are composed of IFRS as issued by the IASB and supplemental instructions from the SVS issued in its circular 856 of October 17, 2014 that require that the effects generated from the change in the income tax rate approved by Law 20.780 on deferred tax assets and liabilities be recognized in retained earnings instead of the income statement. The amount charged to retained earnings as a result was US$52.3 million.

In addition, the Chilean statutory consolidated financial statements do not include a provision of approximately US$7 million corresponding to payments made in 2015 to the SII for expenses that may not have qualified as tax expenses under the Chilean tax code. Such payments were made after March 3, 2015, the date on which the Company filed the Chilean statutory consolidated financial statements. For more information, see "Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments of invoices made by SQM between the tax years 2009 and 2014.”

These statutory consolidated financial statements are considered by the U.S. Securities and Exchange Commission (the “Commission”) to be unaudited financial statements for Commission purposes and were prepared prior to the termination of the employment contract of SQM’s former CEO following his refusal to cooperate with the Company’s internal investigation. For information about the ongoing internal investigation into certain payments of services made by SQM, see “Item 3. Risk Factors–Risks Relating to our Business.”

At the Annual Shareholders’ Meeting held on April 24, 2015, shareholders agreed to pay and distribute a dividend equal to 50% of the distributable income for 2014 (to be determined in accordance with SVS regulations).

The cash dividends for 2014 have been calculated and approved by shareholders based on the profit attributable to owners of parent as presented in the Chilean statutory consolidated financial statements, of US$296.4 million.

The amount of the final dividend approved by shareholders at the Annual Shareholders’ Meeting held on April 24, 2015 was US$0.56304 per share. This amount was partially paid on December 12, 2014, through an interim dividend of US$0.41493 per share. The remaining US$0.14811 was paid on May 8, 2015.

The dividend policy for 2015 that was announced at the Annual Shareholders’ Meeting held on April 24, 2015 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2015, including payment of an interim dividend during the fourth quarter of the year.

At an Extraordinary Shareholders’ Meeting held on July 7, 2014, shareholders agreed to pay and distribute an “eventual” dividend (dividendo eventual) in the amount of US$230 million. This dividend was paid in July 2014.

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

Dividends		Per Share	Per ADS
Declared for the business year	Paid in	Ch$	US$

2009 (interim)	2009	191.32	0.37994
2009	2010	126.69	0.24137
2010 (interim)	2010	198.90	0.41794
2010	2011	142.40	0.30798
2011 (interim)	2011	376.99	0.73329
2011	2012	147.66	0.30350
2012(interim)	2012	456.93	0.94986
2012	2013	134.56	0.28337
2013 (interim)	2013	401.60	0.75609
2013	2014	73.48	0.13129
n/a (eventual)	2014	479.51	0.87387
2014 (interim)	2014	253.80	0.41493
2014	2015	91.55	0.14811

Dividends payable to holders of ADSs will be paid net of conversion expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (subject to credits in certain cases).

As a general requirement, a shareholder who is not a resident of Chile must register as a foreign investor under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from Chilean Pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile net of taxes, and no separate registration of ADS holders is required.

8.B.	Significant Changes

No significant change has occurred since the date of the financial statements set forth in Item 18.

ITEM 9. THE OFFER AND LISTING

9.A.	Offer and Listing Details

Price History

The table below shows, for the periods indicated, the reported high and low market prices for our shares on the Santiago Stock Exchange and the high and low market prices of the ADSs as reported by the NYSE, as the two main exchanges on which our shares are traded. On March 27, 2008, the Company voluntarily delisted its Series A ADSs from the New York Stock Exchange. The ratio of ordinary shares to Series B ADSs is 1:1.

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
2010	27,000	21,000	26,600	17,150	59.77	30.98
2011	31,400	25,000	31,280	23,000	67.75	43.00
2012	30,100	26,000	30,700	26,000	65.31	50.41
2013	27,350	15,500	27,900	11,956	59.06	22.50
2014	19,071	15,245	19,594	12,883	36.25	21.52

(b)	2013 to 2015 by quarter

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$

2013
First quarter	27,350	25,500	27,900	25,500	59.06	53.63
Second quarter	25,500	20,600	26,200	19,600	55.60	38.89
Third quarter	21,200	15,500	20,700	12,600	40.78	24.75
Fourth quarter	21,500	17,404	15,450	11,956	30.78	22.50

2014
First quarter	19,071	17,650	19,594	13,100	36.25	24.24
Second quarter	18,500	16,505	18,300	15,048	32.75	27.01
Third quarter	16,700	15,279	16,807	15,344	30.45	25.64
Fourth quarter	16,600	15,245	16,800	12,883	28.32	21.52

2015
First quarter	16,300	15,000	16,400	10,100	26.40	15.02

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
November 2014	16,600	16,600	16,800	13,400	28.32	23.13
December 2014	16,600	16,000	15,455	13,388	25.20	21.52
January 2015	16,000	16,000	15,805	14,000	25.33	22.56
February 2015	16,000	15,000	16,400	14,999	26.40	23.78
March 2015	16,300	15,498	16,100	10,100	25.91	15.02
April 2015	16,500	15,999	13,644	11,340	22.14	18.25

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series B shares began trading on the New York Stock Exchange on September 20, 1993.

As of April 30, 2015, there were 61,851,832 Series B ADSs outstanding. As of April 30, 2015, such ADSs represented approximately 23.50% of the total number of issued and outstanding shares of our Company.

9.B	Plan Of Distribution

Not Applicable.

9.C	Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of December 31, 2014, the Series B shares were also traded on the New York Stock Exchange in the form of ADSs at a ratio of 1:1. The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses Of The Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

SQM S.A., headquartered at El Trovador No. 4285, 6th Floor, Santiago, Chile, is an open stock corporation organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

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

Directors

As stated in article 9 of the Company’s By-laws, the Company has 8 Directors. One of the Directors must be “independent” as such term is defined in article 50 bis of Law No. 18,046. Moreover, the possession of shares is not a condition necessary to become a Director of the Company.

As stated in article 10 of the Company’s By-laws, the term of the Directors is of three years and they can be reelected indefinitely; thus, there is no age limit for their retirement.

The Company’s By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 136 and 146 to 149 of Law No. 18,046 and the applicable regulations of such Law.

The Board of Directors duties are remunerated, as stated in article 17 of the Company’s By-laws, and the amount of that compensation is fixed yearly by the Ordinary Shareholders’ Meeting. Therefore, Directors can neither determine nor modify their compensation.

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

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM Series B. SQM Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

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

Article 40 of the Company’s By-laws states that in the event of liquidation, the shareholders’ meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article 28 of the Company By-laws.

Shareholders’ Meetings

Article 29 of the Company’s By-laws states that the call to a shareholders’ meeting, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the shareholders’ meeting, and in the way and under the conditions indicated by the regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed at the meeting. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any shareholders’ meeting shall be delivered to the SVS at least fifteen days in advance of such meeting.

Any holder of Series A and/or Series B shares registered in the Company’s shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting

Article 67 of Law No. 18,046 provides that decisions made at Extraordinary Shareholders’ Meeting on the following matters require the approval of 2/3 of the outstanding shares with voting rights: (1) transformation or division of the Company and its merger with another company; (2) modification of the Company’s term of duration, if any; (3) early dissolution of the Company; (4) change of the corporate domicile; (5) capital decrease; (6) approval of contributions and estimation of non-cash assets; (7) modification of powers reserved for Shareholders Meetings or limitations on powers of the Board of Directors; (8) reduction in the number of members of the Board of Directors; (9) disposal of 50% or more of the Company’s assets; formulation or modification of any business plan exceeding the above percentage; disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets and disposal of shares of the referred subsidiary such that the parent company would lose its position as controller of the same; (10) method in which profits are distributed; (11) granting of real or personal guarantees as sureties for third-party obligations that exceed 50% of the Company assets, except for subsidiaries, in which case approval of the Board of Directors shall suffice; (12) acquisition of own shares as set forth in articles 27A and 27B of the said law; (13) other matters indicated in the By-laws; (14) amendment of the Company By-laws as a result of errors in the constitution process and amendments in the By-laws involving one or more of the matters stated in the preceding numbers; (15) forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (16) approval or ratification of proceedings or contracts with related parties in accordance with the provisions of articles 44 and 147 of Law No. 18,046.

Amendments to the By-laws that are intended to create, modify, defer or suspend preferential rights shall be approved by 2/3 of the shares of the affected Series.

The transformation of the Company, the merger of the same, the disposal of assets referred to in number (9) above, the constitution of guarantees set forth in number (11) above, the constitution of preferences or the increase, postponement or decrease of the existing preferences, the reparation of formal nullities incurred in the By-laws and the possession of more than 95% of the Company’s shares and other matters contemplated in the Law or in the By-laws, confer “withdrawal rights.”

Foreign Shareholders

There exists no restriction on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under Item 10.B. Memorandum and Articles of Association.

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

There are three conditions that would make it mandatory to operate under the OPA law:

1)	When an investor wants to take control of a company’s stock.
2)	When a controlling shareholder holds two-thirds of the company’s stock. If such shareholder buys one more share, it will be mandatory to offer to acquire the rest of the outstanding stock within 30 days of surpassing that threshold.
3)	When an investor wants to take control of a corporation, which, in turn, controls an open stock corporation that represents 75% or more of the consolidated assets of the former corporation.

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

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law No 18,840 of October 1989. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee. According to the Tax Reform, a new law, replacing Decree Law No. 600, must be enacted prior to December 31, 2015. If such new law has not been enacted by December 31, 2015, the repeal of Decree Law No. 600 will be postponed until such new law has been enacted.

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A ‘Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales’ or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Foreign Investment Contract” was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI,” which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B shares, or Series B shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or not domiciled in Chile who withdraws Series B shares upon delivery of ADSs (such Series B shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of the Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADSs will have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit described hereunder are satisfied.

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

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADSs by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile’s Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee. According to the Tax Reform, a new law, replacing Decree Law No. 600, must be enacted prior to December 31, 2015. If such new law has not been enacted by December 31, 2015, the repeal of Decree Law No. 600 will be postponed until such new law has been enacted.

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

As of December 31, 2014, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million, US$250 million and US$300 million. Additionally, we had outstanding bilateral loans through wholly owned subsidiaries in the amount of US$240 million, which were fully guaranteed by us.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E.	Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in SQM ADSs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a (“foreign holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Cash Dividends and Other Distributions

System in Effect Through 2016

The following taxation of cash dividends and property distributions applies through 2016.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the “Withholding Tax.” If the Company has paid corporate income tax, the “First Category Tax,” on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid.

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The withholding tax rates of the three dividends distributed by the Company during 2014 are as follows:

May 2014	21.68677%
July 2014	19.20579%
December 2014	19.19106%

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

New System in Effect Starting in 2017

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated shareholder tax regime (sistema parcialmente integrado) or (ii) the attributed income shareholder taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be increased to 21% in 2014, 22.5% in 2015 and 24% by 2016. On or after January 1, 2017, and depending on the tax regime chosen by the company, tax rates may be increased to a maximum rate of 25% in 2017 for the attributed income shareholder taxation regime or to a rate of 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018 for the partially integrated shareholder tax regime.

As an open stock corporation, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributed income shareholder taxation regime. Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends, when paid, but will be permitted to credit against such shareholder taxes only a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty with Chile, in which case 100% of the Chilean corporate tax paid by us may be credited against such shareholder taxes. As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States) will be subject to a higher effective tax rate than residents of treaty jurisdictions. Under the attributed income shareholder taxation regime, shareholders bear the Chilean tax on our accrued earnings (whether or not dividends have been distributed), but may credit the full amount of the Chilean corporate tax we pay on such earnings against such shareholder taxes.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADRs will not be subject to any Chilean taxes.

The tax basis of the shares received in exchange for ADSs (repatriation) will be the acquisition value of the shares. The Series B shares exchanged for ADSs are valued at the highest price at which they trade on the Chilean Stock Exchange on the date of the exchange or on either of the two business days preceding the exchange. Consequently, the conversion of ADSs into the shares and the immediate sale of such shares at a price equal to or less than the highest price for Series B shares on the Chilean Stock Exchange on such dates will not generate a gain subject to Chilean taxation.

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

As of June 19, 2001, capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made in a local stock exchange authorized by the SVS, or in accordance with the provisions of the securities market law (Law 18,045). To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be an “investment fund” in according with the Chilean tax law.

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

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax consequences to beneficial owners arising from ownership and disposition of the Series A shares and the Series B shares, together the “shares” and the ADSs. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the “Code,” the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

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

The term “Non-U.S. Holder” means, for purposes of this discussion, a beneficial owner of shares or ADSs that is not a U.S. Holder.

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

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two shareholder taxation regimes we elect to adopt. See “Item 10. Taxation–Chilean Tax Considerations–Cash Dividends and Other Distributions—New System in Effect Starting 2017” above.

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Considerations.” The gross amount of a distribution with respect to shares or ADSs generally will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the shares or ADRs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company’s current and accumulated earnings and profits by US$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder’s tax basis in the shares or ADSs equals or exceeds US$10.00. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should assume that any cash distribution made by us will be treated as a dividend for U.S. federal income tax purposes.

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

A dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” or in the case of certain U.S. Holders “general category income” for U.S. foreign tax credit purposes. If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities. As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income. A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments. The rules relating to the determination of the U.S. foreign tax credit are complex and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADSs.

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADRs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder’s tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S. source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S. source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a share or ADS.

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of ADSs or shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or shares unless, in general (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from the sale of stock (including gains from the sale of stock of certain subsidiaries), partnership interests, securities or commodities.

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2014. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2014 or for any prior or future taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder of shares or ADSs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADSs).

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

See “Item 4.C. Organizational Structure.”

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

Interest Rate Risk. As of December 31, 2014, we had approximately 14% of our financial debt effectively priced at LIBOR, and therefore significant increases in the rate could impact our financial condition.

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results.

We have short and long term debt valued at LIBOR plus a spread. We are partially exposed to fluctuations of this rate, as we hold hedging derivative instruments to hedge a portion of our liabilities subject to LIBOR rate fluctuations.

As of December 31, 2014, approximately 66% of our current financial obligations were subject to LIBOR rate fluctuation and therefore, significant increases in the rate may impact our financial position.

In addition, as of December 31, 2014, our total financial debt is primarily long-term, with 11% of maturities less than 12 months, which decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2014, 2013 and 2012. Figures do not include our financial hedging positions for year-end:

	2014	2013	2012
	Th US$	Th US$	Th US$
Chilean pesos	15,787	(524,530)	(473,976)
Brazilian real	(377)	(1,211)	(1,421)
Euro	37,433	32,776	45,809
Japanese yen	1,497	1,183	954
Mexican pesos	1,111	137	652
South African rand	25,444	29,404	25,565
Dirhams	19,838	24,594	17,044
Other currencies	27,356	22,924	19,443
Total, net	128,089	(414,723)	(365,930)

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$274 million (Ch$166,229 million).

The information contained in Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Shares (“ADS”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl. W., New York, NY 10286), as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of ADSs and the surrender of ADRs	$0.05 per share

Depositary Payments Fiscal Year 2014

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2014, the Depositary reimbursed expenses related to investor relations for a total amount of US$263,575.53.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s current Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13(a)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report. Based upon that evaluation, our current Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported due to the material weakness identified in the control environment discussed below in “—Management’s Annual Report on Internal Control Over Financial Reporting.”

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. However, through the same design and evaluation period of the disclosure controls and procedures, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives, and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

SQM management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2014, the Company’s internal control over financial reporting was not effective as a result of a material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

In SQM management’s assessment, the Company did not maintain effective controls over payments directed by the office of the former Chief Executive Officer. This deficiency resulted in adjustments to the consolidated financial statements for the year ended December 31, 2014. Additionally, this deficiency could result in misstatements that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

(c) Remediation Plans

We reviewed the results of management's assessment, including the identification of the material weakness described above, with the Audit Committee of our Board of Directors.

In an effort to remediate the identified material weakness and enhance our internal controls, management has initiated, or is planning to initiate, the following series of measures:

•	A review of the processes, procedures and controls over payments from the budget of the office of the Chief Executive Officer; to ensure greater oversight and transparency;

•	Modifications of the processes, procedures and controls over payments from the budget of the office of the Chief Executive Officer to ensure greater oversight and transparency;

•	Investment in improved education and training relating to the control environment generally and the modified processes described above once implemented

(d) Attestation Report of the Registered Public Accounting Firm

PriceWaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PWC”), the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2014. This attestation report appears on pages F-1 and F-2 under Item 18 Financial Statements.

(e) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

Pursuant to Chilean regulations, the Company has a Directors’ Committee whose main duties are similar to those of an audit committee. Each of the members of the Directors’ Committee is a member of the audit committee. See “Item 6.C. Board Practices.”

Our Board believes that the members of the Directors’ Committee have the necessary expertise and experience to perform the functions of the Directors’ Committee pursuant to Chilean regulations.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to the Chief Executive Officer, the Chief Financial Officer, the Internal Auditor as well as all our officers and employees. Our Code adheres to the definition set forth in Item 16B. of Form 20-F under the Exchange Act.

No waivers have been granted therefrom to the officers mentioned above.

The full text of the code is available on our website at http://www.sqm.com in the Investor Relations section under “Corporate Governance.”

Amendments to, or waivers from one or more provisions of the code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed for each of the last two fiscal years by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”) for the 2014 and 2013 fiscal year, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of U.S. dollars).

	2014	2013
Audit fees	1,327	1,458
Audit-related fees	-	-
Tax fees	146	445
Other fees	223	78
Total fees	1,696	1,981

Audit fees in the above table are the aggregate fees billed by PwC in 2014 and 2013, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by PwC in 2014 and 2013 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

Total fees in the above table are fees billed by PwC of US$1.70 million in 2014 and US$1.98 million in 2013.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, see “Item 6.C. Board Practices.”

ITEM 16H. MINE SAFETY AND DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

For a list of all financial statements filed as part of this Form 20-F Annual Report, see “Item 19. Exhibits.”

ITEM 19. EXHIBITS

(a) Index to Financial Statements

*All other schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit
1.1	By-laws (Estatutos) of the Company**
8.1	Significant subsidiaries of the Company
12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification
23.1	Consent of Marta Aguilera
23.2	Consent of Orlando Rojas
23.3	Consent of Álvaro Henríquez
99.1	Certificate of qualified competency issued by Chilean Mining Commission
99.2	Certificate of qualified competency issued by Chilean Mining Commission
99.3	Certificate of qualified competency issued by Chilean Mining Commission

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

Date: May 18, 2015

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Sociedad Química y Minera de Chile S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting relating to ineffective controls over payments directed by the office of the former Chief Executive Officer. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under item 15 of the 2014 Annual Report on Form 20F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2014 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

F-1

Report of Independent Registered Public Accounting Firm

Sociedad Química y Minera de Chile S.A.

2

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

/s/ PricewaterhouseCoopers

Santiago, Chile

May 18, 2015

F-2

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Financial Position

Assets	Note	As of December 31, 2014	As of December 31, 2013
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	7.1	354,566	476,622
Other current financial assets	10.1	670,602	460,173
Other current non-financial assets	25	43,736	44,230
Trade and other receivables, current	10.2	340,830	330,992
Trade receivables due from related parties, current	9.5	134,506	128,026
Current inventories	8	919,603	955,530
Current tax assets	28.1	47,975	59,476
Total current assets		2,511,818	2,455,049

Non-current assets
Other non-current financial assets	10.1	427	95
Other non-current non-financial assets	25	32,171	36,505
Trade receivables, non-current	10.2	2,044	1,282
Investments in associates	11.1	49,723	51,075
Investments in joint ventures	12.3	26,055	25,943
Intangible assets other than goodwill	13.1	114,735	104,363
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	1,887,954	2,054,377
Deferred tax assets	28.4	340	531
Total non-current assets		2,151,837	2,312,559
Total assets		4,663,655	4,767,608

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

F-3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Financial Position (continued)

Liabilities and Equity	Note	As of December 31, 2014	As of December 31, 2013
		ThUS$	ThUS$

Liabilities
Current liabilities
Other current financial liabilities	10.4	213,172	401,426
Trade and other payables, current	10.5	145,160	150,960
Trade payables due to related parties, current	9.6	231	-
Other current provisions	18.1	27,747	17,953
Current tax liabilities	28.2	36,171	31,707
Provisions for employee benefits, current	15.1	18,384	25,236
Other current non-financial liabilities	18.3	90,010	95,353
Total current liabilities		530,875	722,635

Non-current liabilities
Other non-current financial liabilities	10.4	1,574,225	1,417,390
Other non-current provisions	18.1	8,890	8,633
Deferred tax liabilities	28.4	223,349	154,295
Provisions for employee benefits, non-current	15.1	33,801	32,414
Total non-current liabilities		1,840,265	1,612,732
Total liabilities		2,371,140	2,335,367

Equity	17
Share capital		477,386	477,386
Retained earnings		1,768,424	1,909,725
Other reserves		(13,162)	(10,491)
Equity attributable to owners of the Parent		2,232,648	2,376,620
Non-controlling interests		59,867	55,621
Total equity		2,292,515	2,432,241
Total liabilities and equity		4,663,655	4,767,608

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income

		January to December
	Note	2014	2013	2012
		ThUS$	ThUS$	ThUS$
Revenue	20	2,014,214	2,203,140	2,429,160
Cost of sales	27.2	(1,431,242)	(1,481,690)	(1,400,567)
Gross profit		582,972	721,450	1,028,593

Other income	27.3	24,055	96,716	12,702
Administrative expenses	27.4	(96,532)	(105,189)	(106,442)
Other expenses by function	27.5	(64,295)	(49,397)	(34,628)
Other gains (losses)	27.6	4,424	(11,391)	683
Profit (loss) from operating activities		450,624	652,189	900,908
Finance income		16,142	12,696	29,068
Finance costs	22	(63,373)	(58,608)	(54,095)
Share of profit of associates and joint ventures accounted for using the equity method		18,116	18,786	24,357
Foreign exchange losses net	23	(16,545)	(11,954)	(26,787)
Profit (loss) before taxes		404,964	613,109	873,451
Income tax expense	28.4	(160,686)	(138,539)	(216,082)

Profit (loss)		244,278	474,570	657,369

Profit for the year		244,278	474,570	657,369
Profit attributable to
Owners of the Parent		236,889	467,113	649,167
Non-controlling interests		7,389	7,457	8,202
Profit for the year		244,278	474,570	657,369

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income (continued)

		January to December
	Note	2014	2013	2012
		US$	US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.90	1.77	2.47

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.90	1.77	2.47

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Other Comprehensive Income

	January to December

	2014	2013	2012
Consolidated Statements of comprehensive income	ThUS$	ThUS$	ThUS$

Profit for the year	244,278	474,570	657,369

Components of other comprehensive income:
Items that will not to be reclassified to profit or loss
Actuarial gains/losses from defined benefit plans	(672)	1,012	711

Items that may be subsequently reclassified to profit or loss
Gain (loss) from foreign currency translation differences	(4,016)	(3,559)	982
Cash flow hedges	2,196	15,779	(7,872)

Other comprehensive income before taxes	(2,492)	13,231	(6,179)
Income taxes associated with cash flow hedges in other comprehensive income	(311)	(3,023)	1,580

Other comprehensive income	(2,803)	10,209	(4,599)

Total comprehensive income	241,475	484,779	652,770

Comprehensive income attributable to
Owners of the Parent	234,218	477,394	644,507
Non-controlling interests	7,257	7,385	8,263
Total comprehensive income	241,475	484,779	652,770

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated statements of cash flows		January to December

	Note	2014 ThUS$	2013 ThUS$	2012 ThUS$
Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		1,944,072	2,392,696	2,387,979

Types of payments

Cash payments to suppliers for the provision of goods and services		(1,179,413)	(1,496,053)	(1,447,970)
Cash payments to and on behalf of employees		(42,218)	(48,033)	(44,429)
Other payments related to operating activities		(9,770)	(24,774)	(8,396)
Dividends received		11,817	16,423	15,126
Interest paid		(83,592)	(87,018)	(59,509)
Interest received		16,142	12,696	24,368
Reimbursed (paid) income taxes		(76,810)	(119,107)	(250,201)
Other incomes (outflows) of cash		10,816	4,883	33,238

Net cash generated from (used in) operating activities		591,044	651,713	650,206

Cash flows from (used in) investing activities
Cash receipts from the loss of control of subsidiaries and other businesses		5,000	-	961
Other cash payments made to acquire interest in joint ventures		-	(69)	(197)
Income from non-attendance capital increase		4,223	-	-
Proceeds from the sale of property, plant and equipment		156	216	2,050
Proceeds from sales of intangible assets		15,431	86,157	-
Acquisition of intangible assets		-	-	-
Acquisition of property, plant and equipment		(112,143)	(386,495)	(449,984)
Cash advances and loans granted to third parties		(2,470)	528	(623)
Other incomes (outflows) of cash (*)		(221,561)	(187,722)	(115,092)

Net cash generated from (used in) investing activities		(311,364)	(487,385)	(562,885)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

		January to December

	Note	2014 ThUS$	2013 ThUS$	2012 ThUS$
Cash flows from (used in) financing activities

Proceeds from long-term borrowings		250,000	300,000	366,502
Proceeds from short-term borrowings		180,000	160,000	-
Total proceeds from borrowings		430,000	460,000	366,502
Repayment of borrowings		(230,000)	(176,485)	(220,000)
Dividends paid		(379,044)	(279,668)	(334,762)
Other cash receipts (payments) (*)		(208,991)	(6,132)	(9,437)

Net cash generated from (used in) financing activities		(388,035)	(2,285)	(197,697)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(108,355)	162,043	(110,376)

Effects of exchange rate fluctuations on cash held		(13,701)	(9,774)	(10,263)
Net (decrease) increase in cash and cash equivalents		(122,056)	152,269	(120,639

Cash and cash equivalents at beginning of period		476,622	324,353	444,992
Cash and cash equivalents at end of period		354,566	476,622	324,353

(*) It corresponds to the transfer by flow of bonds and cost by bond issuance.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Other reserves				Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
2014		Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241
Profit for the year)	-	-	-	-	-	-	236,889	236,889	7,389	244,278
Other comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	-	(2,671)	(132)	(2,803)
Comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	236,889	234,218	7,257	241,475
Dividends	-	-	-	-	-	-	(378,190)	(378,190)	(5,280)	(383,470)
Increase (decrease) due to changes in interests in subsidiaries	-	-	-	-	-	-	-	-	2,269	2,269
Increase (decrease) in equity	-	(3,884)	1,885	(672)	-	(2,671)	(141,301)	(143,972)	4,246	(139,726)

Equity as of December 31, 2014	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,768,724	2,232,648	59,867	2,292,515

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Other reserves				Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
2013		Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446
Profit for the year)	-	-	-	-	-	-	467,113	467,113	7,457	474,570
Other comprehensive income	-	(3,487)	12,756	1,012	-	10,281	-	10,281	(72)	10,209
Comprehensive income	-	(3,487)	12,756	1,012	-	10,281	467,113	477,394	7,385	484,779
Dividends	-	-	-	-	-	-	(233,557)	(233,557)	(6,427)	(239,984)
Increase (decrease) in equity	-	(3,487)	12,756	1,012	-	10,281	233,556	243,837	958	244,795

Equity as of December 31, 2013	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Other reserves				Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
2012		Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380
Profit for the year)	-	-	-	-	-	-	649,167	649,167	8,202	657,369
Other comprehensive income	-	921	(6,292)	711	-	(4,660)	-	(4,660)	61	(4,599)
Comprehensive income	-	921	(6,292)	711	-	(4,660)	649,167	644,507	8,263	652,770
Dividends	-	-	-	-	-	-	(324,558)	(324,558)	(5,146)	(329,704)
Increase (decrease) in equity	-	921	(6,292)	711	-	(4,660)	324,609	319,949	3,117	323,066

Equity as of December 31, 2013	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-12

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No. 93.007.000-9.

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

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama, potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, mining works at Salar de Ascotán Region II of Chile, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama.

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-13

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

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

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and especially potassium nitrate have had a leading role given the contribution they make to develop crops, thereby ensuring longer post-harvest crop duration, in addition to improving fruit quality, flavor and color. Potassium nitrate, which is sold in multiple formats and as a part of other specialty blends, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizer blends.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving costs and energy.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-14

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM has operated in this market for more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widelyused in countries such as Spain and the United States, which seek to decrease their CO2 emissions.

Potassium: Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop’s flavor, vitamin content and physical appearance. Within this business line, SQM sells potassium chloride and potassium sulfate, both extracted from the Salar de Atacama.

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2014 and December 31, 2013, staff was detailed as follows:

	12/31/2014	12/31/2013

Permanent staff	4,800	4,792

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-15

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2014 and December 31, 2013. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the SVS and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2014	No. of Series A shares owned	% of Series A shares	No. of Series B shares owned	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	61,894,725	51.42%	23,52%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,803,531	31.37%	7,007,688	5.82%	19,69%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17,97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8,13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6,91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5,90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3,34%
Banco de Chile on behalf of non-resident third parties	-	-	5,795,818	4.81%	2,20%
Banco Itau on behalf of investors	20,950	0.01%	5,412,076	4.50%	2,06%
Inversiones La Esperanza Limitada	3,711,598	2.60%	-	-	1,41%

(*) Total Pampa Group 29.94%

Shareholder as of December 31, 2013	No. of Series A shares owned	% of Series A shares	No. of Series B shares owned	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	56,302,367	46.77%	21.39%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	6,971,799	5.79%	19.65%
Inversiones El Boldo Limitada	29,225,196	20.46%	18,028,676	14.98%	17.95%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
BTG Pactual Chile S.A. C de B	15,593,709	10.92%	797,393	0.66%	6.23%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,428,234	4.51%	2.07%
Banco de Chile on behalf of non-resident third parties	-	-	5,234,823	4.35%	1.99%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.90%

On December 31, 2014 the total number of shareholders was 1,285.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-16

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2014 and 2013.
-	Consolidated Statements of Changes in Equity for the years ended December 31, 2014 and 2013.
-	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013.
-	Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Standards Board (IASB).

These consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated annual and interim accounts comply with each IFRS in force at their date of presentation. Certain reclassifications have been made for comparative purposes.

The consolidated financial statements of SQM S.A. are for the year ended December 31, 2014, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

As explained in note 28.4, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the SVS issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-17

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements, continued

In addition to the adjustment related to IAS 12, net income for the period ended December 31, 2014 includes provisions of approximately US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. See Note 31.2. Such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the SVS. Therefore, this provision was not reflected in these statutory consolidated financial statements.

A reconciliation of such differences is presented as follows:

As of December 31, 2014
Equity	Consolidated Financial Statements for SVS	Consolidated Financial Statements for SEC	Difference
	Th US$	Th US$	Th US$
Parent´s ownership	2,239,836	2,232,648	(7,188)
Share capital	477,386	477,386	-
Other reserves	(13,162)	(13,162)	-

Retained earnings	1,775,612	1,768,424	(7,188)
Retained earning for the last period	1,479,231	1,531,535	52,304
Net Income (loss) for the period	296,381	236,889	(59,492)
Total retained earnings	1,775,612	1,768,424	(7,188)

Non- controlling	59,867	59,867	-
Retained earnings			-
Retained earning for the last period	55,621	55,621	-
Net Income (loss) for the period	7,389	7,389	-
Other comprehensive income	(132)	(132)	-
Dividends	(5,280)	(5,280)	-
Increase (decrease) due to changes in interests in subsidiaries	2,269	2,269	-
Total retained earnings	59,867	59,867	-

Total Equity	2,299,703	2,292,515	(7,188)

Dividends paid and the mandatory minimum dividend provision were determined in accordance with the standards set by the SVS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-18

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Other current and non-current asset and financial liabilities at amortized cost.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value.

2.4	Accounting pronouncements

New accounting pronouncements

a)          The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2014:

Standards and interpretations	Mandatory for annual periods beginning on

IFRIC 21 “Levies”-Issued in May 2013. Indicates the accounting treatment for a liability to pay a levy if such levy falls within the scope of IAS 37. It proposes that the liability be recognized when the obligation triggering event occurs and payment cannot be avoided. The obligation triggering event will be established in the related legislation and may occur at a given date or gradually over time. Early adoption is permitted.	01/01/2014

Amendments	Mandatory for annual periods beginning on

Amendment to IAS 32 “Financial Instruments: Presentation”- On the offsetting of financial assets and financial liabilities. Issued in December 2011. It clarifies the requirements for the offsetting of financial assets and financial liabilities in the Statement of financial position. Early adoption is permitted.	01/01/2014

Amendment to IAS 27 “Separate Financial Statements”, IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”-Issued in October 2012. The amendments include the definition of an investment entity and provide an exception for the consolidation of certain subsidiaries of entities meeting the definition for an “investment entity”. The amendments also introduce new disclosure requirements relative to investment entities in IFRS 12 and IAS 27.	01/01/2014

Amendment to IAS 36 “Impairment of assets”- Issued in May 2013. It amends the disclosure of the recoverable amount of non-financial assets aligning them to the requirements of IFRS 13. Early adoption is permitted.	01/01/2014

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-19

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2	Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments	Mandatory for annual periods beginning on

Amendment to IAS 39 “Financial Instruments: Recognition and Measurement” – on the novation of derivatives and hedge accounting – Published in June 2013. It establishes certain conditions that must be met for the novation of derivatives to allow the continuance of hedge accounting; this in order to avoid novations that are the result of laws and regulations affecting the financial statements. Early adoption is permitted.	01/01/2014

The adoption of the standards, amendments and interpretations described above have no significant impact on the Company’s consolidated financial statements.

b) New amendments, interpretations and amendments issued, not effective for 2014, which the Company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 9 “Financial Instruments”- Published in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers”-Published in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2017

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-20

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

Amendment of IAS 19 “Employee Benefits” on defined benefit plans – Issued in November 2013. This amendment applies to employee or third party contributions in defined benefit plans. Amendments are intended to simplify the accounting for contributions that are independent of the number of years of service of employees; e.g., contributions by employees that are calculated in accordance with a fixed percentage of the employee’s salary.	01/07/2014

Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance relates to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

Amendment to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset. Likewise, the amendments clarify that a revenue-based amortization method is inappropriate to measure the use of the economic benefits embedded in the intangible asset.	01/01/2016

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” on bearer plants – Issued in June 2014. These amendments modify the financial information for “bearer plants”, such as vineyards, rubber wood tree and oil palm. The amendments define the concept of “bearer plant” and establish that they should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. Early adoption is permitted.	01/01/2016

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”- Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary	01/01/2016

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-21

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2 Basis of presentation of the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Issued in December 2014. The amendment clarifies the application of the exception from consolidation for investment entities and its subsidiaries. The amendment to IFRS 10 clarifies on the exception on consolidation available for entities in group structures that include investment entities. The amendment to IAS 28 allows an entity that is not an investment entity, but has an interest in an associated or joint venture that is an investment entity, an option of accounting policy in the application of the equity method. The entity may opt for maintaining measurement at fair value applied by the associate or joint venture that is an investment entity or, consolidating at investment entity level (associate or joint venture). Early adoption is permitted.	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements”- Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures. Early adoption is permitted.	01/01/2016

Improvements to Information Financial Reporting Standards (2012) Issued in December 2013	Mandatory for annual periods beginning on

IFRS 2 “Share-based Payment” – It clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted.	07/01/2014

IFRS 3, "Business Combinations" – The standard is modified to clarify that the obligation to pay a contingent consideration that meets the definition of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, "Financial Instruments: Presentation." The standard was additionally amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at its fair value at each reporting date recognizing changes in fair value in profit or loss. Consequently, there are also changes to IFRS 9, IAS 37 and IAS 39. The amendment is applicable prospectively for business combinations the acquisition date of which is July 1, 2014 or after. Early adoption is permitted provided that amendments to IFRS 9 and IAS 37 also issued as part of the 2012 improvements plan are also applied.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-22

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2 Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.	Mandatory for annual periods beginning on

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. The standard was additionally modified to require a reconciliation of assets of the segments to assets of an entity, when assets are reported by segment. Early adoption is permitted.

IFRS 13 "Fair Value Measurement” – IASB has modified the basis for conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts if the effect of not adjusting is not significant.

IAS 16 "Property, Plant and Equipment" and IAS 38, "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. Early adoption is permitted.

IAS 24 "Related party Disclosures" – The standard is modified to include, as related party, an entity that provides key management personnel services to the reporting entity of the Parent of the reporting entity (“the managing entity”). Early adoption is permitted.

07/01/2014

Improvements to International Financial Reporting Standards (2013) Issued in December 2013	Mandatory for annual periods beginning on

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – It clarifies that when a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter of IFRS may opt to apply the older or new version of the standard, provided that the same standard is applied to all periods presented.

IFRS 3 “Business Combinations” – The standard is modified to clarify that IFRS 3 is not applicable to the accounting recognition of the formation of a new joint arrangement under IFRS 11. This amendment also clarifies that only the scope exemption is applied to the financial statements of the joint arrangement.

IFRS 13 “Fair Value Measurement” – It clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities as at their net amount, applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.

07/01/2014

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-23

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2 Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Improvements to International Financial Reporting Standards (2014) Issued in September 2014	Mandatory for annual periods beginning on

IFRS 7 "Financial Instruments: Disclosures-"This includes two amendments of IFRS 7. (1) Service contracts: If an entity transfers a financial asset to a third party in conditions that allow the transferor to derecognize the asset, IFRS 7 requires the disclosure of any type of continuing involvement that the entity may still have in the transferred assets. IFRS 7 provides guidance on what is understood as continuing involvement within this context. The amendment is prospective and can be applied retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS. (2) Interim financial statements. The amendment clarifies that the additional disclosure required by amendments of IFRS 7 "Offsetting of financial assets and financial liabilities” is not specifically required for all interim periods unless required by IAS 34. Such amendment is retrospective.	01/01/2016

IAS 19 "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used, Such amendment is retrospective but limited at the beginning of the first period presented.

The Company's management believes that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-24

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Subsidiaries include all the entities over which Sociedad Química y Minera de Chile S.A. has control, defined as when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for acquisitions, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquire either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2014			12/31/2013
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-25

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2 Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country	Functional	12/31/2014			12/31/2013
TAX ID No.	Domestic subsidiaries	of origin	currency	Direct	Indirect	Total	Total

96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	100.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-26

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or disposed of during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the effective datecontrol is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value;

-	Impairment losses of certain assets, including trade receivables;

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;

-	Provisions for commitments assumed with third parties and contingent liabilities;

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and allowance for slow-moving spare-parts in stock;

-	Future cost for closure of mining sites;

-	The determination of the fair value of certain financial assets and derivative instruments;

-	The determination and assignment of fair values in business combinations.

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-27

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

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

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2014 and December 31, 2013 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$606.75 per US$1.00 as of December 31, 2014, and Ch$524.61 per US$1.00 as of December 31, 2013.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF-denominated assets and liabilities as of December 31, 2014 amounted to Ch$24,627.1 (US$40.59), and as of December 31, 2013 amounted to Ch$23,309.56 (US$44.43).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-28

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Foreign entities:

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.

-	Statement of income account items using the average exchange rate for the year.

-	Equity accounts are stated at the historical exchange rate prevailing at the acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences," within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	12/31/2014	12/31/2013
	US$	US$

Brazilian real	2.65	2.34
New Peruvian sol	2.97	2.75
Argentine peso	8.45	6.48
Japanese yen	120.55	105.39
Euro	0.82	0.73
Mexican peso	14.74	13.07
Australian dollar	0.82	1.12
Pound Sterling	0.64	0.61
South African rand	11.55	10.56
Ecuadorian dollar	1.00	1.00
Chilean peso	606.75	524.61
UF	40.59	44.43

(c)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-29

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

(d)	Group entities

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents consist of highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and with original maturities of three months or less.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash ocurring during the year, determined using the direct method.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-30

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3 Significant accounting policies (continued)

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, (on the basis of the business model) for the management of financial assets and the characteristics of contractual cash flows from the financial assets.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise haven arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-31

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3 Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-32

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period, through maturity. Any adjustment to the carrying value of a hedged financial instrument, for which the effective rate is used, is amortized with a debit or credit to profit or loss at its fair value, attributable to the risk being covered.

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

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

3.12	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or its legally extinguished entity the primary responsibility for the liability.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-33

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2014 and 2013, there are no embedded derivatives.

3.14	Fair value measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-34

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

These are expensed considering the proportional period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-35

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement, continued

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

F-36

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

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

2.      The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-37

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management, it has been considered that the carrying value of assets does not exceed therecoverableamount.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the sales proceeds and its net carrying value.

Costs incurred from daily maintenance of property, plant and equipment are expensed in the period incurred.Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	Maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-38

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.23	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests. The Company has not identified any indicator of impairment. Nonetheless, this valuation is carried out on yearly basis every time consolidated financial statements are issued, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.24	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-39

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.24	Intangible assets other than goodwill, continued

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2014 and December 31, 2013.

3.25	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.26	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those where it is probable that future economic benefits will be generated(profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-40

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.26	Prospecting expenses, continued

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in our production of our processes as the main raw material.For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development costs for small deposits and prospecting expenses in the caption “other non-current assets”.

3.27	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of disposal. For purpose of assessing impairment, assets are grouped at the lowest levels for which they are largely independent cash inflows (“CGU”).

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less costs of disposal. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other observable fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

As of December 31, 2014, the Company was unaware of any indication of impairment with respect to its assets.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-41

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.27	Impairment of non-financial assets, continued

For assets other than acquired goodwill, an annual evaluation i of previously recognized impairments is conducted to determine whether the conditions which caused the previous impairments have been reversed or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.28	Minimun dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended December 31, 2014, except when the Company records unabsorbed losses from prior years.

However, the Company defines as policy the distribution of 50% of its profit for the year ended December 31, 2014.

3.29	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.30	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-42

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.31	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.32	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-43

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.33	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “other comprehensive income, Actuarial gains/losses from defined benefit plans.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 5.5% for the periods ended December 31, 2014 and December 31, 2013.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2014 and 2013. The net balance of this obligation is presented under the non-current provisions for employee benefits.

3.34	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, and classified in provision for employee benefits ('non-current') in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to compensation expenses on a straight-line basis during the period between the date on which these options are granted and the vesting date (see Note 16).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-44

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.35	Revenue recognition

Revenue includes the fair value of consideration received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be reliably measured. It is probable that the future economic benefits will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.36	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-45

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.36	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.37	Income tax and deferred taxes

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

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-46

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 3	Significant accounting policies (continued)

3.38	Segment reporting

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

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

3.39	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-47

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-48

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$140 million associated with fuel, gas and equivalents, including approximately US$54 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$14 million in short-term movements.

As stated in the Company’s annual report, the markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their respective business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 4	Financial risk management, continued

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$ 470 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2013, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated both in Chilean pesos and UF, with a fair value of US$23.6 million in favor of SQM. As of December 31, 2014, this amounts to US$37 million against SQM.

As of December 31, 2014, the Chilean peso to U.S. dollar exchange rate was Ch$606.75 per US$1.00 (Ch$ 524.61 per US$ 1.00 as of December 31, 2013).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-50

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of December 31, 2014, approximately 14% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.6 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of December 31, 2014, the Company's financial liabilities are mainly concentrated in the long-term and approximately 9% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2014, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$546 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 4	Financial risk management, continued

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2014, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of December 31, 2014 and December 31, 2013, and statements of the comprehensive income, changes in equity and cash flows for the periods ended December 31, 2014 and 2013, have been prepared in accordance with International Financial Reporting Standards (IFRS) except for that indicated in Note 2.2. and the principles and criteria have been applied consistently.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2014	12/31/2013
	ThUS$	ThUS$

Assets	4,305,107	4,269,749
Liabilities	(2,072,459)	(1,893,129)
Equity	2,232,648	2,376,620

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.94% as of December 31, 2014 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.10% of the total amount of issued, subscribed and fully-paid shares of SQM S.A..

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A..

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A..

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.69
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.94

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.41
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.10

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2014 and December 31, 2013, the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes Bélgica	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0,1%	-	-	-	-	-	-
SQM Potasio S.A.	0,0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(2,595)	(3,389)	8,502	8,806	(2,899)	4,400
SQM Indonesia S.A.	20%	-	-	1	16	-	-
Soquimich Comercial S.A.	39,3616784%	(4,763)	(4,051)	48,757	46,448	(2,381)	2,026
Comercial Agrorama Ltda.	30%	(30)	(18)	337	351	-	-
Agrorama S.A.	0,001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	(1)	-	2,270	-	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(7,389)	(7,458)	59,867	55,621	(5,280)	6,426

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

12/31/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	638,071	109,356	679,642	21,285	123,390	(7,109)	(7,109)
Proinsa Ltda.	174	1	-	-	-	1	1
SQMC Internacional Ltda.	229	-	-	-	-	(1)	(1)
SQM Potasio S.A.	167,134	934,783	3,703	20,847	2,379	165,852	166,198
Serv. Integrales de Tránsito y Transf. S.A.	430,047	82,657	459,844	11,093	48,747	4,550	4,550
Isapre Norte Grande Ltda.	698	767	702	198	4,577	41	-
Ajay SQM Chile S.A.	18,198	1,126	1,135	839	57,305	5,296	5,296
Almacenes y Depósitos Ltda.	311	46	1	-	-	(20)	(30)
SQM Salar S.A.	563,756	938,389	353,808	181,732	771,133	133,982	133,829
SQM Industrial S.A.	1,183,420	803,100	987,048	92,923	719,384	66,432	62,259
Exploraciones Mineras S.A.	478	31,713	5,160	-	-	(219)	(219)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	507	506	430	537	2,547	(63)	(65)
Soquimich Comercial S.A.	132,805	22,271	30,261	943	199,367	12,100	11,902
Comercial Agrorama Ltda.	12,048	1,815	12,632	106	14,724	102	103
Comercial Hydro S.A.	8,663	105	148	101	61	281	281
Agrorama S.A.	13,577	487	13,990	18	13,404	(103)	(103)
Orcoma SpA	3	2,356	4	-	-	(3)	(3)
Orcoma Estudio SpA	4,630	1,375	1,372	-	-	2	2
SQM North America Corp.	177,628	16,494	161,988	1,781	322,671	(1,622)	(2,294)
RS Agro Chemical Trading Corporation A.V.V.	5,201	-	-	-	-	(3)	(3)
Nitratos Naturais do Chile Ltda.	4	233	4,452	-	-	223	223
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	116,031	3,722	-	-	25,082	21,908
SQM Peru S.A.	520	1	1,172	-	-	(40)	(40)
SQM Ecuador S.A.	11,101	69	10,720	56	16,737	194	194
SQM Brasil Ltda.	724	1	636	-	453	220	220
SQI Corporation N.V.	-	23	89	-	-	5	4
SQMC Holding Corporation L.L.P.	17,552	15,481	1,024	-	-	3,944	3,944
SQM Japan Co. Ltd.	2,472	243	621	449	3,493	163	163

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-58

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	313,336	1,265	264,760	-	552,444	12,966	12,966
SQM Italia SRL	1,247	-	16	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	159	145	39	-	-	-	-
SQM Virginia LLC	14,821	14,367	14,821	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	81,196	1,302	53,428	-	178,243	916	916
SQM Investment Corporation N.V.	73,432	265	39,164	856	20	8,552	8,552
Royal Seed Trading Corporation A.V.V.	165,908	162	103,387	80,000	-	(4,941)	(4,384)
SQM Lithium Specialties LLP	15,774	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	396	-	217	-	-	(17)	(17)
Comercial Caimán Internacional S.A.	266	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	177	-	689	111	3,562	145	145
SQM Nitratos México S.A. de C.V.	38	4	29	4	262	6	6
Soquimich European Holding B.V.	77,712	117,371	89,566	-	-	26,368	23,180
SQM Iberian S.A.	54,332	72	49,004	-	132,270	5,781	5,782
SQM Africa Pty Ltd.	66,427	752	57,796	-	92,462	952	952
SQM Oceanía Pty Ltd.	3,257	-	1,149	-	3,550	(1,016)	(1,016)
SQM Agro India Pvt. Ltd.	4	-	1	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	5,491	31	3,217	-	7,764	143	143
SQM Thailand Limited	15,424	35	12,679	-	11,042	228	228
Total	4,285,442	3,215,209	3,426,767	413,879	3,281,991	459,350	448,643

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	490.084	124.966	525.924	15.545	184.487	18.434	18.434
Proinsa Ltda.	200	1	-	-	-	(2)	(2)
SQMC Internacional Ltda.	266	-	-	-	-	(1)	(1)
SQM Potasio S.A.	109.408	1.049.628	3.411	15.749	2.052	184.948	185.458
Serv. Integrales de Tránsito y Transf. S.A.	348.685	86.935	389.980	8.423	50.135	6.149	6.149
Isapre Norte Grande Ltda.	916	829	924	192	4.192	28	334
Ajay SQM Chile S.A.	22.720	1.232	5.226	755	67.413	6.916	6.916
Almacenes y Depósitos Ltda.	362	50	1	-	-	(11)	(40)
SQM Salar S.A.	678.215	1.000.954	453.864	216.110	792.109	206.745	206.679
SQM Industrial S.A.	1.110.303	820.831	872.216	79.021	925.167	64.602	61.547
Exploraciones Mineras S.A.	477	31.537	4.765	-	-	(312)	(312)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	762	243	322	556	2.276	31	46
Soquimich Comercial S.A.	143.515	22.582	47.121	973	214.350	10.291	10.162
Comercial Agrorama Ltda.	15.450	2.148	16.314	114	16.009	61	62
Comercial Hydro S.A.	8.302	134	124	72	109	370	370
Agrorama S.A.	15.722	568	16.074	36	16.122	37	37
Orcoma SpA	2	2.356	-	-	-	-	-
Orcoma Estudio SpA	2	-	-	-	-	-	-
SQM North America Corp.	214.359	17.058	197.077	1.781	365.691	(4.763)	(3.751)
RS Agro Chemical Trading Corporation A.V.V.	5.204	-	-	-	-	(9)	(9)
Nitratos Naturais do Chile Ltda.	3	254	4.695	-	-	278	278
Nitrate Corporation of Chile Ltd.	5.076	-	-	-	-	-	-
SQM Corporation N.V.	669	93.936	3.725	-	-	10.441	7.377
SQM Peru S.A.	578	1	1.190	-	1	(191)	(191)
SQM Ecuador S.A.	10.644	81	10.533	42	25.475	(1.224)	(1.224)
SQM Brasil Ltda.	680	40	851	-	802	88	88
SQI Corporation N.V.	-	19	62	-	-	(1)	(2)
SQMC Holding Corporation L.L.P.	11.978	16.394	1.000	-	-	5.267	5.267
SQM Japan Co. Ltd.	1.948	263	234	494	2.468	(283)	(283)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	316,396	383	280,092	-	677,497	1,608	1,608
SQM Italia SRL	1,421	-	18	-	-	-	-
SQM Indonesia S.A.	4	-	(76)	-	-	-	-
North American Trading Company	160	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,828	14,374	14,828	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	88,252	1,427	61,534	-	178,180	4,724	4,724
SQM Investment Corporation N.V.	62,496	282	36,805	851	50	1,097	1,097
Royal Seed Trading Corporation A.V.V.	240,231	442	83,606	170,000	-	(2,537)	(1,904)
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	414	-	218	-	-	(49)	(49)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	(38)	(38)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	153	-	795	127	3,243	(7)	(7)
SQM Nitratos México S.A. de C.V.	26	4	23	4	186	(7)	(7)
Soquimich European Holding B.V.	79,966	96,670	93,496	987	-	8,849	5,785
SQM Iberian S.A.	101,299	70	101,757	-	166,087	66	66
SQM Africa Pty Ltd.	55,635	729	47,932	-	109,968	1,611	1,611
SQM Oceanía Pty Ltd.	4,251	-	811	-	3,542	51	51
SQM Agro India Pvt. Ltd.	7	-	2	-	-	(2)	(2)
SQM Beijing Commercial Co. Ltd.	2,415	80	301	-	9,915	(1,164)	(1,164)
SQM Thailand Limited	7,052	36	4,510	-	4,379	(787)	(787)
Total	4,187,933	3,387,691	3,284,824	511,832	3,821,905	521,301	514,370

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-61

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

Transactions conducted in 2014On November 21, 2014, shareholders at the Extraordinary Shareholders’ Meeting of the subsidiary Orcoma Estudios SPA approved a capital increase from US$1,500, divided in 150,000 single series shares, wholly subscribed and paid, to US$4,631,507, divided in 196,229 single series shares with no par value. SQM S.A. did not subscribe to the capital increase, and as a result its ownership interest in this subsidiary decreased to 51%. SQM S.A. recognized a gain of ThUS$2,359 for not subscribing to the capital increase.

At the General Shareholders’ Meeting of the subsidiary SQM Ecuador S.A., the shareholders agreed to absorb the accumulated losses of the company of ThUS$ 455.

Transactions conducted in 2013

On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of US$ 1,500.

On December 31, 2013, the subsidiary Orcoma SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of ThUS$ 2,358.

On March 25, 2013, SQM Industrial S.A. increased by ThUS$ 1,500 the capital of its subsidiary SQM Beijing Commercial Co. Ltd.

During the first half of 2013 Iodine Minera was absorbed into Soquimich European Holdings.

During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-62

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2014 and December 31, 2013, cash and cash equivalents are detailed as follows:

a) Cash	12/31/2014	12/31/20131
	ThUS$	ThUS$

Cash on hand	88	119
Cash in banks	29,404	29,671
Other demand deposits	-	3,625
Total cash	29,492	33,415

b) Cash equivalents	12/31/2014	12/31/2013
	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	29,492	158,208
Short-term investments, classified as cash equivalents	295,582	284,999
Total cash equivalents	325,074	443,207

Total cash and cash equivalents	354,566	476,622

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2014 and December 31, 2013, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2014	12/31/2013
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	100,988	95,941
BlackRock - Institutional US Dollar Liquidity Fund	97,351	94,726
JP Morgan US dollar Liquidity Fund Institutional	97,243	94,332
Total	295,582	284,999

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2014 and December 31, 2013, information on cash and cash equivalents by currency is detailed as follows:

Original currency	12/31/2014	12/31/2013
	ThUS$	ThUS$
Chilean Peso (*)	6,355	25,391
US Dollar	328,392	430,263
Euro	10,449	9,230
Mexican Peso	736	429
South African Rand	4,046	7,229
Japanese Yen	1,701	1,435
Peruvian Sol	1	2
Brazilian Real	29	73
Chinese Yuan	769	384
Indonesian Rupiah	4	4
Indian Rupee	12	7
Thai Baht	2,055	2,161
Argentine Peso	12	-
Pound Sterling	5	14
Total	354,566	476,622

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2014, the amount ThUS$ 3,250 can be found in “other current financial assets”. This corresponds to the collateral securities associated to the fair value of the Cross Currency Swap (Margin Call). At December 31, 2013, the Company has no significant cash balances with any type of restriction.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2014 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	31/12/2014 ThUS$
Banco Estado	Fixed term	Ch$	0.24	12/30/2014	01/08/2015	4,121	-	4,121
Banco Crédito e Inversiones	Fixed term	Ch$	0.23	12/30/2014	01/08/2015	824	-	824
Banco BBVA Chile	Fixed term	US$	0.45	10/29/2014	01/06/2015	20,000	16	20,016
BBVA Banco Francés	Fixed term	US$	18.5	12/29/2014	01/28/2015	362	-	362
ABN Amro Bank	Fixed term	Euro	-	12/31/2014	01/31/2015	4,169	-	4,169
Total						29,476	16	29,492

2013 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	31/12/2013 ThUS$
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002
Banco Crédito e Inversiones	Fixed term	US$	0.40	12/16/2013	01/16/2014	20,000	3	20,003
Banco Crédito e Inversiones	Fixed term	US$	0.48	12/16/2013	02/06/2014	20,000	4	20,004
Banco Crédito e Inversiones	Fixed term	US$	0.50	10/17/2013	01/03/2014	10,093	10	10,103
Banco Crédito e Inversiones	Fixed term	US$	0.58	12/16/2013	03/11/2014	20,000	5	20,005
Banco Crédito e Inversiones	Fixed term	Ch$	0.37	12/30/2013	01/13/2014	4,384	-	4,384
Banco Crédito e Inversiones	Fixed term	Ch$	0.38	12/27/2013	01/09/2014	4,193	2	4,195
Banco Santander - Santiago	Fixed term	US$	0.48	12/09/2013	01/23/2014	20,314	6	20,320
Banco Santander - Santiago	Fixed term	US$	0.52	12/04/2013	01/03/2014	10,104	4	10,108
Banco Santander - Santiago	Fixed term	Ch$	0.43	10/21/2013	01/03/2014	14,352	148	14,500
IDBI Bank	Fixed term	Indian rupee	-	12/31/2013	6/30/2014	2	-	2
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	444	-	444
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	640	-	640
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	1,301	-	1,301
ABN Amro Bank	Fixed term	Euro	-	12/31/2013	01/31/2014	2,193	-	2,193

Total						158,020	188	158,208

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2014 ThUS$	12/31/2013 ThUS$

Raw materials	9,540	8,552
Supplies for production	30,398	42,366
Products-in-progress	453,816	400,824
Finished product	425,849	503,788
Total	919,603	955,530

Inventory provisions recognized as of December 31, 2014 amount to ThUS$82,966, and ThUS$97,248 as of December 31, 2013. Inventory provisions have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, provisions are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of December 31, 2014, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,259,983 and to ThUS$1,314,276 as of December 31, 2013.

The breakdown of inventory provisions is detailed as follows:

Type of inventory	12/31/2014 ThUS$	12/31/2013 ThUS$

Raw material provisions	93	93
Supplies for production provisions	500	500
Products-in-progress provisions	55,994	65,768
Finished product provisions	26,379	30,887
Total	82,966	97,248

The Company has not delivered inventory as collateral for the periods indicated above.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-66

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2014, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.94% as of December 31, 2014 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.10% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

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

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.69
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.94

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.41
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.10

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2014 and December 31, 2013, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-68

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2014 and December 31, 2013, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Spain	Spain	Euro	Joint control or significant influence
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	SQM Vitas Plantacote B.V.	Dutch Antilles	Euro	Joint control or significant influence
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2014 and December 31, 2013, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2014, 2013 and 2012, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	26,806	13,844	9,587
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Other Transactions	-	740	-
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	28,566	35,884	37,232
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	2,728	5,093	3,564
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	23,533	40,605	42,081
Foreign	Ajay North America LLC.	Associate	United States	Dividends	7,139	10,437	10,175
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	90	-	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	8,535	7,908	6,285
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	6,852	5,669	10,203
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,112	1,186	1,472
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	1,245	892	1,052
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	35	-	-
96.529.340-k	Norte Grande S.A.	Other related parties	Chile	Sale of services	-	140	-
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Other Transactions	47	-	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	76,714	77,176	123,581

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-70

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions, continued

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	1,546	702	-
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	51,841	52,901	40,518
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	30,978	21,255	26,123
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	13,975	17,908	10,930
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	1,681	289	120
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of services	-	98	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	53,763	56,254	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	282	62
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	4,930	5,242	2,300
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of services	-	148	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	7,700	1,624	-
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	4	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-71

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

					12/31/2014	12/31/2013
Tax ID N°	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	340	147
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	2.559	331
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	-	11
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3.674	4,974
Foreign	Ajay North America LLC.	Associate	United States	US$	2.793	4,166
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	3.596	2,958
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	19.445	22,960
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	7	8
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	29.425	18,205
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	20.716	17,840
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	3.772	4,553
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2.534	2,271
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	43.900	47,910
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	87	363
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	523	436
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	1.099	760
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	133
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	36
Foreign	SQM Vitas Holland	Joint venture	Holland	Euro	-	-
Total					134,506	128,016

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-72

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2014 ThUS$	12/31/2013 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	71	-
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	160	-
Total as of to-date					231	-

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

As of December 31, 2014, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 125 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2014.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.05% of profit for the period effectively earned by the Company during fiscal years 2014.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2014.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-73

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2014 amount to ThUS$3,424 (ThUS$ 4,827 as of December 31, 2013).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee, regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2014 and 2013.

4)	No guarantees have been constituted in favor of the directors.

5)	Senior management compensation:

As of December 31, 2014, the global compensation paid to the 108 main executives amounts to ThUS$25,666 (ThUS$32,888 as of December 31, 2013). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

6)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

7)	No guarantees have been constituted in favor of the Company’s management.

8)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2014 and the year ended December 31, 2013 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is also a member of the Ultramar Group. As of December 31, 2014, the amount of transactions with this Group is approximately ThUS$12,287 (ThUS$16,850 as of December 31, 2013). In addition, Director José María Eyzaguirre is also a partner of Claro y Compañía. As of December 31, 2014, the amount of transactions with this Group is approximately ThUS$242 (ThUS$85 as of December 31, 2013).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

F-74

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 9	Related party disclosures (continued)

9.8	Key management personnel compensation

	12/31/2014	12/31/2013
	ThUS$	ThUS$

Salaries	18,778	20,440
Long-Term Bonus	3,917	-
Annual Bonus	2,971	3.710
Key management personnel compensation	25,666	24,150

Management does not receive an end-of-strike Bonus, nor has it received post-employment benefits. Regarding the share-based benefits:

a.	There is one in which 10 executives were involved and is triggered if the stock of SQM B exceeds US$ 50,00, a situation that occurred in 2014.
b.	The other shared benefit- in which 26 executives were involved at December 31, 2014- will be determined in December 2015, if payment were to be appropriate.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-75

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10	Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2014	12/31/2013
	ThUS$	ThUS$

Other current financial assets (1)	653,442	431,883
Derivatives (2)	17,160	3,283
Hedging assets, current	-	25,007
Total other current financial assets	670,602	460,173

Other non-current financial assets	427	95
Hedging assets, non-current	-	-
Total other non-current financial assets	427	95

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	12/31/2014	12/31/2013
	ThUS$	ThUS$
Banco Santander	141,914	131,534
BBVA	91,718	80,206
Banco de Crédito e Inversiones	140,216	79,530
Banco de Chile	60,153	42,095
Corpbanca	91,372	61,244
Banco Itaú	100,136	30,207
Banco Security	24,683	7,067
Morgan Stanley	3,250	-
Total	653,442	431,883

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

F-76

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10	Financial instruments (continued)

10.2	Trade and other receivables, current and non-current

	12/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	322,231	-	322,231	314,151	-	314,151
Prepayments	11,378	-	11,378	12,127	-	12,127
Other receivables	7,221	2,044	9,265	4,714	1,282	5,996
Total trade and other receivables	340,830	2,044	342,874	330,992	1,282	332,274

	12/31/2014			12/31/2013
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	337,296	(15,065)	322,231	330,052	(15,901)	314,151
Trade receivables, current	337,296	(15,065)	322,231	330,052	(15,901)	314,151
Prepayments, current	14,178	(2,800)	11,378	14,927	(2,800)	12,127
Other receivables, current	9,184	(1,963)	7,221	6,663	(1,949)	4,714
Current trade and other receivables	360,658	(19,828)	340,830	351,642	(20,650)	330,992
Other receivables, non-current	2,044	-	2,044	1,282	-	1,282
Non-current receivables	2,044	-	2,044	1,282	-	1,282
Total trade and other receivables	362,702	(19,828)	342,874	352,924	(20,650)	332,274

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-77

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10	Financial instruments (continued)

10.2 Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintain insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2014 and December 31, 2013, the detail of the unsecuritized portfolio is as follows:

12/31/2014
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,997	574	533	90	305	297	15	269	283	1,779	7,142
Portfolio under no renegotiated terms	243,255	51,738	21,425	5,883	718	1,062	127	520	162	6,659	331,549
Number of customers under renegotiated terms portfolio	49	7	2	2	1	1	1	2	1	81	147
Portfolio under renegotiated terms, gross	1,027	55	20	1,052	412	958	22	6	15	2,180	5,747
Total gross portfolio	244,282	51,793	21,445	6,935	1,130	2,020	149	526	177	8,839	337,296

12/31/2013
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,175	1,055	515	395	332	304	303	294	312	1,817	8,502
Portfolio under no renegotiated terms	269,970	29,722	4,144	432	572	210	1,138	118	8,955	8,371	323,632
Number of customers under renegotiated terms portfolio	42	8	2	2	3	1	5	6	12	113	194
Portfolio under renegotiated terms, gross	2,964	79	15	69	42	13	87	85	447	2,619	6,420
Total gross portfolio	272,934	29,801	4,159	501	614	223	1,225	203	9,402	10,990	330,052

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-78

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10	Financial instruments (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Allowance for portfolio under no renegotiated terms	16,585	16,711	18,673
Allowance for portfolio with renegotiated terms	3,717	4,459	1,518
Write-offs for the period	(474)	(520)	(1,398)
Total	19,828	20,650	18,793

a)	Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2014, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$368,017 as of December 31, 2013 such contracts amounted to ThUS$555,303 and as of December 31, 2012 such contracts amounted to ThUS$515,156.

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2014	37,034	(43,236)	1,638	(311)	1,327

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2013	23,602	(45,312)	(3,307)	661	(2,646)
December 31, 2012	100,647	49,453	(18,419)	3,684	(14,735)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-79

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2014	736	(1,050)	596	-	596
December 31, 2013	1,339	(93)	(1,153)	-	(1,153)
December 31, 2012	1,879	27	(1,786)	-	(1,786)

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force as of December 31, 2014, 2013 and 2012.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	73,059	UF	12/01/2026
H	162,353	UF	01/05/2018
M	40,588	UF	02/01/2017
O	60,882	UF	02/01/2017

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-80

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2014 and December 31, 2013, the detail is as follows:

	12/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	191,116	219,838	410,954	171,347	309,489	480,836
Obligations with the public	19,453	1,317,429	1,336,882	227,652	1,106,496	1,334,148
Derivatives	1,791	-	1,791	1,088	-	1,088
Hedging liabilities	812	36,958	37,770	1,339	1,405	2,744
Total	213,172	1,574,225	1,787,397	401,426	1,417,390	1,818,816

Current and non-current borrowings

As of December 31, 2014 and December 31, 2013, the detail is as follows:

	12/31/2014	12/31/2013
	ThUS$	ThUS$
Long-term borrowings	219,838	309,489
Short-term borrowings	100,057	100,135
Current portion of long-term borrowings	91,059	71,212
Short-term loans and current portion of long-term borrowings	191,116	171,347
Total borrowings assumed	410,954	480,836

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-81

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of December 31, 2014 and December 31, 2013, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	Index	Repayment	Rate	Rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.46%	0.46%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.38%	0.38%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.41%	0.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.45%	1.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	2.12%	0.97%

		12/31/2014			12/31/2014
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	5	20,000	20,005	-	20,005
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Banco Estado	-	20,000	20,000	-	20,026	20,026	-	20,026
SQM S.A.	Banco Estado NY Branch	-	-	-	988	-	988	-	988
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,008	-	20,008	-	20,008
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	-	50,137	50,137	(85)	50,052
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	117	117	(66)	51
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,013	20,013	(60)	19,953
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,084	20,084	(69)	20,015
Total		20,000	170,000	190,000	21,019	170,377	191,396	(280)	191,116

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-82

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Upon maturity	0.65%	0.65%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Upon maturity	0.47%	0.47%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Upon maturity	3.10%	2.39%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	USD	Upon maturity	0.61%	0.61%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Upon maturity	0.59%	0.59%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	USD	Upon maturity	0.75%	0.75%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	USD	Upon maturity	1.75%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	USD	Upon maturity	1.69%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	USD	Upon maturity	1.35%	1.24%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	USD	Upon maturity	1.73%	1.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	USD	Upon maturity	1.37%	1.01%

		12/31//2013			12/31/2013
Debtor	Creditor	Nominal amounts			Current amounts
Filial	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	3	20,000	20,003	-	20,003
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	7	20,000	20,007	-	20,007
SQM S.A.	Banco Estado NY Branch	-	-	-	1,012	-	1,012	(26)	986
SQM Salar S.A.	Banco Estado	20,000	-	20,000	20,033	-	20,033	-	20,033
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	11	20,000	20,011	-	20,011
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,081	20,081	-	20,081
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	120	120	(65)	55
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	10,000	10,000	-	10,014	10,014	(60)	9,954
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	189	50,000	50,189	(43)	50,146
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	-	-	-	139	139	(106)	33
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	10,000	10,000	-	10,108	10,108	(70)	10,038
Total		20,000	150,000	170,000	21,255	150,462	171,717	(370)	171,347

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-83

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2014 and December 31, 2013, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Subsidiary	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2015	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2015	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2015	US$	Semiannual	Upon maturity	4.46%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2015	US$	Semiannual	Upon maturity	3.86%	4.38%
93.007.000-9	SQM S.A.	Chile	446	C	06/01/2015	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2015	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2015	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2015	UF	Semiannual	Upon maturity	3.74%	3.80%

			12/31/2014			12/31/2014
			Nominal maturities			Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2.586	2.586	(293)	2.293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2.674	2.674	(384)	2.290
SQM S.A.	Chile	ThUS$250,000	-	-	-	1.914	-	1.914	(433)	1.481
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2.658	2.658	(614)	2.044
SQM S.A.	Chile	C	-	6.088	6.088	-	6.329	6.329	-	6.329
SQM S.A.	Chile	H	-	-	-	3.843	-	3.843	(139)	3.704
SQM S.A.	Chile	M	-	-	-	554	-	554	(130)	424
SQM S.A.	Chile	O	-	-	-	955	-	955	(67)	888
Total			-	6.088	6.088	7.266	14.247	21.513	(2.060)	19.453

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-84

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Subsidiary	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2014	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2014	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	06/01/2014	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A.	Chile	563	G	01/05/2014	Ch$	Semiannual	Upon maturity	7.50%	7.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2014	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A.	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%
93.007.000-9	SQM S.A.	Chile	563	J	04/01/2014	Ch$	Semiannual	Upon maturity	6.23%	5.50%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2014	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2014	UF	Semiannual	Upon maturity	3.95%	3.80%

			12/31/2013			12/31/2013
			Nominal maturities			Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2,586	2,586	(293)	2,293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(384)	2,290
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	C	-	6,665	6,665	-	6,951	6,951	(210)	6,741
SQM S.A.	Chile	G	40,030	-	40,030	41,377	-	41,377	-	41,377
SQM S.A.	Chile	H	-	-	-	4,207	-	4,207	(139)	4,068
SQM S.A.	Chile	I	66,648	-	66,648	-	67,144	67,144	(87)	67,057
SQM S.A.	Chile	J	99,121	-	99,121	-	100,466	100,466	(139)	100,327
SQM S.A.	Chile	M	-	-	-	606	-	606	(130)	476
SQM S.A.	Chile	O	-	-	-	1,045	-	1,045	(66)	979
Total			205,799	6,665	212,464	47,235	182,479	229,714	(2,062)	227,652

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-85

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2014 and December 31, 2013 are detailed as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Caimán) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.45%	0.97%

		Nominal non-current maturities				Non-current maturities
		31/12/2014				31/12/2014
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	140,000	-	140,000	-	140,000	-	140,000	-	140,000
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(49)	39,951
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	-	20,000	-	20,000	-	20,000	(59)	19,941
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	20,000	-	20,000	-	20,000	-	20,000	(54)	19,946
Total		-	220,000	-	220,000	-	220,000	-	220,000	(162)	219,838

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-86

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Upon maturity	3.10%	2.39%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Caimán) Ltd.	Islas Caimán	USD	Upon maturity	1.35%	1.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	USD	Upon maturity	1.75%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	USD	Upon maturity	1.69%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	USD	Upon maturity	1.37%	1.01%

		Nominal non-current maturities				Non-current maturities
		12/31/2013				12/31/2013
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	-	140,000	140,000	-	-	140,000	140,000	(70)	139,930
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Caimán) Ltd.	50,000	-	-	50,000	50,000	-	-	50,000	(85)	49,915
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(114)	39,886
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	40,000	-	40,000	-	-	40,000	40,000	(119)	39,881
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	40,000	-	40,000	-	40,000	-	40,000	(123)	39,877
Total		50,000	120,000	140,000	310,000	50,000	80,000	180,000	310,000	(511)	309,489

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-87

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2014 and December 31, 2013 is detailed as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.46%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.74%	3.80%

Nominal non-current maturities 12/31/2014							Non-current maturities 12/31/2014
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$200,000	200,000	-	-	-	-	200,000	200,000	-	-	-	-	200,000	(73)	199,927
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,655)	248,345
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,935)	246,065
ThUS$300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(4,456)	295,544
C	6,088	6,088	6,088	6,088	42,619	66,971	6,088	6,088	6,088	6,088	42,619	66,971	-	66,971
H	-	-	-	-	162,354	162,354	-	-	-	-	162,354	162,354	(1,949)	160,405
M	-	40,588	-	-	-	40,588	-	40,588	-	-	-	40,588	(153)	40,435
O	-	-	-	-	60,883	60,883	-	-	-	-	60,883	60,883	(1,146)	59,737
Total	206,088	46,676	6,088	6,088	1,065,856	1,330,796	206,088	46,676	6,088	6,088	1,065,856	1,330,796	(13,367)	1,317,429

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-88

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Unsecured interest-bearing liabilities, non-current, continued

As of December 31, 2014 and December 31, 2013, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%

Nominal non-current maturities 12/31/2013							Non-current maturities 12/31/2013
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$200,000	-	200,000	-	-	-	200,000	-	200,000	-	-	-	200,000	(366)	199,634
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,039)	247,961
ThUS$300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(5,068)	294,932
C	6,665	6,665	6,665	6,665	53,318	79,978	6,665	6,665	6,665	6,665	53,318	79,978	(1,228)	78,750
H	-	-	-	-	177,729	177,729	-	-	-	-	177,729	177,729	(2,088)	175,641
M	-	-	44,432	-	-	44,432	-	-	44,432	-	-	44,432	(288)	44,144
O	-	-	-	-	66,648	66,648	-	-	-	-	66,648	66,648	(1,214)	65,434
Total	6,665	206,665	51,097	6,665	847,695	1,118,787	6,665	206,665	51,097	6,665	847,695	1,118,787	(12,291)	1,106,496

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-89

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

As of December 31, 2014 and December 31, 2013, bonds of ThUS$19,453 and ThUS$227,652 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of ThUS$1,317,429 as of December 31, 2014 and ThUS$1,106,496 as of December 31, 2013, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2014 and December 31, 2013, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2014, 2013 and 2012, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Principal payment	6,301	6.858	6,858
Interest payment	3,184	4,004	4,004

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2014, 2013 and 2012, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Payments of interest	12,250	12,250	12,250

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-90

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

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

As of December 31, 2014, 2013 and 2012, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Payment of principal of Series G bonds	39,713	-	-
Payments of interest, Series G bonds	1,366	2,845	2,845
Payments of interest, Series H bonds	8,496	8,565	8,565

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

As of December 31, 2014, 2013 and 2012, the Company has made the following payments with a charge to the Series J and I bonds:

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Payments of principal Series J bonds	94,454	-	-
Payment of interest, Series J bonds	2,563	5,879	5,879
Payments of principal Series I bonds	64,083	-	-
Payment of interest, Series I bonds	1,206	2,100	2,100

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-91

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2014, 2013 and 2012, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Interest payment	13,750	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2014, 2013 and 2012 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Payment of interest, Series M bonds	1,380	765	765
Payment of interest, Series O bonds	2,381	1,320	1,320

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2014, 2013 and 2012, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Payment of interest	10,875	5,438	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-92

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2014, no payments have been made.

10.5	Trade and other payables

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	144,998	-	144,998	150,322	-	150,322
Retained (or accrued)	162	-	162	638	-	638
Total	145,160	-	145,160	150,960	-	150,960

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2014, the Company has purchase orders amounting to ThUS$15,966 (ThUS$29,395 as of December 31, 2013).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-93

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2014	Effect on profit or loss as of 12/31/2014	12/31/2013	Effect on profit or loss as of 12/31/2013	12/31/2012	Effect on profit or loss as of 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	457	-	423	5,100	5,612	(4,559)
Derivative instruments (options)	1,410	-	665	1,827	2,492	(1,456)
Derivative instruments (IRS)	736	1,637	1,339	251	2,231	(240)
	2,603	1,637	2,427	7,178	10,335	(6,255)

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of December 31, 2014, including derivates, received during the year.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-94

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	653,442	-	653,442	431,883	-	431,883
Investments held-to-maturity measured at amortized cost	-	427	427	-	95	95
Loans and receivables measured at amortized cost	340,830	2,044	342,874	330,992	1,282	332,274
Total financial assets measured at amortized cost	994,272	2,471	996,743	762,875	1,377	764,252

Financial assets at fair value through profit or loss	17,160	-	17,160	3,283	-	3,283
Financial assets at fair value through other comprehensive income	-	-	-	25,007	-	25,007
Total financial assets at fair value	17,160	-	17,160	28,290	-	28,290
Total financial assets	1,011,432	2,471	1,013,903	791,165	1,377	792,542

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-95

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	2,603	36,958	39,561	2,427	1,405	3,832
Financial liabilities at fair value through profit or loss	2,603	36,958	39,561	2,427	1,405	3,832

Financial liabilities measured at amortized cost	355,729	1,537,267	1,892,996	549,959	1,415,985	1,965,944
Total financial liabilities measured at amortized cost	355,729	1,537,267	1,892,996	549,959	1,415,985	1,965,944
Total financial liabilities	358,332	1,574,225	1,932,557	552,386	1,417,390	1,969,776

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-96

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

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

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (US$), credits denominated in foreign currency (US$).

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-97

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2014 and December 31, 2013, assets pledged as guarantees are as follows:

Restricted cash	12/31/2014 ThUS$	12/31/2013 ThUS$
Isapre Norte Grande Ltda.	682	708
Total	682	708

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-98

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2014		12/31/2013
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	354,566	354,566	476,622	476,622
Current trade and other receivables	340,830	340,830	330,992	330,992
Other financial assets, current:
- Time deposits	653,442	653,442	431,883	431,883
- Derivative instruments	17,160	17,160	3,283	3,283
- Current hedging assets	-	-	25,007	25,007
Total other current financial assets	670,602	670,602	460,173	460,173
Non-Current Trade Receivables	2,044	2,044	1,282	1,282
Other non-current financial assets:	427	427	95	95
Other non-current financial assets:	427	427	95	95
Other financial liabilities, current:
- Bank loans	191,116	191,116	171,347	171,347
- Derivative instruments	1,791	1,791	1,088	1,088
- Hedging liabilities	812	812	1,339	1,339
- Unsecured obligations	19,453	19,453	227,652	227,652
Other financial liabilities, current	213,172	213,172	401,426	401,426
Current and non-current accounts payable	145,160	145,160	150,960	150,960
Other non-current financial liabilities:
- Bank loans	219,838	180,756	309,489	324,246
- Unsecured obligations	1,317,429	1,584,237	1,106,496	1,077,049
- Non-current hedging liabilities	36,958	36,958	1,405	1,405
Other non-current financial liabilities:	1,574,225	1,801,951	1,417,390	1,402,700

Fair value hierarchy

Fair value hierarchies are as follows:

a)	Level 1: When only quoted (unadjusted) prices have been used in active markets.

b)	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

c)	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments, bank loans, and unsecurable obligations are level 2 fair value instruments, based on discounted cash flows using market based rates as of year-end.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-99

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 10 Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-100

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 11 Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2014 and December 31, 2013, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method			Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	1,159	1,649	942	1,005	1,088	-	-	942	1.005	1,088
Abu Dhabi Fertilizer Industries WWL	10,269	11,453	1,783	1,596	1,628	-	-	1,783	1.596	1,628
Doktor Tarsa Tarim Sanayi AS	14,869	15,193	4,138	2,192	4,134	-	-	4,138	2.192	4,134
Ajay North America	13,530	13,125	6,188	7,919	10,927	-	-	6,188	7.919	10,927
Ajay Europe SARL	8,004	7,924	2,570	3,825	6,295	(30)	-	2,540	3.825	6,295
SQM Eastmed Turkey	88	142	(21)	132	-	-	-	(21)	132	-
Charlee SQM Thailand Co. Ltd.	1,804	1,589	158	237	32	-	-	158	237	32
Total	49,723	51,075	15,758	16,906	24,104	(30)	-	15,728	16.906	24,104

Associate	Description of the nature of the		Country of	Share of ownership in	Dividends received
	relationship	Domicile	incorporation	associates	12/31/2014	12/31/2013
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	1,245	892
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	7,139	10,437
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	2,728	5,093
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-101

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 11 Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2014
					Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,957	481	2,099	22	12,750	1,883	-	1,883
Abu Dhabi Fertilizer Industries WWL	31,010	2,795	6,048	-	53,186	4,819	-	4,819
Doktor Tarsa Tarim Sanayi AS	75,497	10,099	39,515	16,344	83,397	8,275	-	8,275
Ajay North America	20,912	10,269	3,568	-	60,101	12,628	-	12,628
Ajay Europe SARL	21,929	2,103	8,023	-	51,687	5,142	(59)	5,083
SQM Eastmed Turkey	10	228	62	-	-	(42)	-	(42)
Charlee SQM Thailand Co. Ltd.	8,279	669	4,435	-	12,968	394	-	394
Total	161,594	26,644	63,750	16,366	274,089	33,099	(59)	33,040

12/31/2013
					Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,519	309	1,512	18	14,370	2,009	-	2,009
Abu Dhabi Fertilizer Industries WWL	26,645	2,321	6,059	-	44,689	3,192	-	3,192
Doktor Tarsa Tarim Sanayi AS	67,603	6,563	37,696	6,082	73,905	4,385	-	4,385
Ajay North America	23,728	9,289	6,230	-	72,297	16,161	-	16,161
Ajay Europe SARL	22,247	2,370	8,770	-	67,361	7,649	-	7,649
SQM Eastmed Turkey	149	305	169	-	139	265	-	265
Charlee SQM Thailand Co. Ltd.	6,104	572	2,706	-	19,179	593	-	593
Total	150,995	21,729	63,142	6,100	291,940	34,254	-	34,254

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-102

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 11 Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates, continued

12/31/2012
					Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,662	364	1,713	-	14,259	2,177	-	2,177
Abu Dhabi Fertilizer Industries WWL	21,885	2,187	4,291	-	42,899	3,255	-	3,255
Doktor Tarsa Tarim Sanayi AS	67,345	7,982	36,332	8,304	77,839	8,267	-	8,267
Ajay North America	28,914	8,719	6,292	-	83,340	22,300	-	22,300
Ajay Europe SARL	27,587	2,091	12,688	-	84,203	12,591	-	12,591
SQM Eastmed Turkey	16	412	258	-	-	-	-	-
Charlee SQM Thailand Co. Ltd.	12,898	462	13,048	-	13,536	81	-	81
Total	163,307	22,217	74,622	8,304	316,076	48,671	-	48,671

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-103

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 11 Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2014 and December 31, 2013.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-104

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12 Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2014

During the second quarter of 2014, SQM Industrial S.A. received a reimbursement of capital amounting to ThUS$2,011 from SQM Vitas Fzco., resulting in a decrease capital, and maintaining the interest in this Company.

b)	Operations conducted in 2013

As of December 31, there are no changes in the breakdown of interests in joint ventures.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-105

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	12/31/2014	12/31/2013
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-106

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	12,819	11,504	10,428	(414)	255	287
Coromandel SQM India	754	801	683	128	90	184
SQM Vitas Fzco.	9,189	12,762	7,153	2,049	1,807	(266)
SQM Star Qingdao Corp. Nutrition Co. Ltd.	1,969	1,475	1,079	494	396	48
SQM Vitas Holland	1,324	(599)	-	101	-	-
Total	26,055	25,943	19,343	2,358	2,548	253

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(1)	13	-	(415)	267	287
Coromandel SQM India	-	-	(87)	128	89	98
SQM Vitas Fzco.	(457)	(339)	(159)	1,592	1,467	(425)
SQM Star Qingdao Corp. Nutrition Co. Ltd.	-	-	-	494	395	48
SQM Vitas Holland	-	-	-	101	(667)	-
Total	(458)	(326)	(246)	1,900	1,551	8

The following companies are investments in joint ventures of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-107

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil (1)	5,670	4,747	2,799	1,045	2,538	(621)
SQM Vitas Peru (1)	4,993	4,314	2,525	948	(224)	(28)
SQM Vitas Southern Africa (1)	180	1,096	506	(907)	55	(238)
SQM Vitas Spain (2)	1,023	-	248	291	-
SQM Vitas Plantacote B.V. (2)	1,135	-	-	1	-
Total	13,001	10,157	6,078	1,378	2,369	(887)

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	-	-
SQM Vitas Brazil (1)	-	-	(306)	522	1,152	(927)
SQM Vitas Peru (1)	-	-	(26)	474	93	(54)
SQM Vitas Southern Africa (1)	-	-	14	(453)	102	(224)
SQM Vitas Spain (2)	-	-	-	145	(177)	-
SQM Vitas Plantacote B.V. (2)	-	-	-	-	(385)	-
Total	-	-	(318)	688	785	(1,205)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-108

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12 Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2014
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	61,381	8,734	44,478	-	95,292	(829)	(2)	(831)
Coromandel SQM India	4,820	1,043	4,294	63	6,723	256	-	256
SQM Vitas Fzco.	6,366	13,611	1,600	-	25,485	4,098	(913)	3,185
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,363	229	634	20	9,496	988	-	988
SQM Vitas Brazil	39,006	8,644	41,980	-	83,022	1,046	-	1,046
SQM Vitas Peru	25,346	3,146	23,463	35	39,321	949	-	949
SQM Vitas Southern Africa	3,703	720	4,243	-	17,117	(907)	-	(907)
SQM Vitas Spain	2,066	808	1,851	-	10,969	252	-	252
SQM Vitas Holland	512	2,158	19	-	-	204	-	204
SQM Vitas Plantacote B.V.	1,529	6	401	-	4,010	1	-	1
Total	149,092	39,099	122,963	118	291,435	6,058	(915)	5,143

	12/31/2013
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	68,241	9,414	54,650	-	41,744	509	26	535
Coromandel SQM India	4,545	1,158	4,037	63	7,842	179	-	179
SQM Vitas Fzco.	12,790	13,772	1,039	-	18,779	3,614	(679)	2,935
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,570	228	838	10	7,649	791	-	791
SQM Vitas Brazil	31,243	7,158	25,615	8,039	87,927	2,305	-	2,305
SQM Vitas Peru	21,481	1,722	18,890	-	35,267	185	-	185
SQM Vitas Southern Africa	5,164	829	4,896	-	21,234	204	-	204
SQM Vitas Spain	1,318	949	2,492	-	1,854	(355)	-	(355)
SQM Vitas Holland	95	-	316	977	-	(1,335)	-	(1,335)
SQM Vitas Plantacote B.V.	1,323	6,548	8,623	-	2,157	(770)	-	(770)
Total	149,770	41,778	121,396	9,089	224,453	5,327	(653)	4,674

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-109

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12 Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures, continued:

	12/31/2012
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	21,843	9,984	6,899	4,072	29,980	573	-	573
Coromandel SQM India	4,388	1,397	4,419	-	5,633	369	(174)	195
SQM Vitas Fzco.	4.568	10,522	785	-	19,643	(532)	(318)	(850)
SQM Star Qingdao Corp. Nutrition Co. Ltd.	1,986	304	132	-	5,028	95	-	95
SQM Vitas Brazil	36,874	6,865	32,331	8,609	53,955	(621)	(306)	(927)
SQM Vitas Peru	23,308	1,512	20,149	2,145	32,376	(28)	(26)	(54)
SQM Vitas Southern Africa	2,730	101	2,325	-	12,850	(238)	14	(224)
Total	95,697	30,6858	67,040	14,826	159,465	(382)	(810)	(1,192)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	234	8,049	-	7,660	-	-
Coromandel SQM India	69	197	158	880	-	-
SQM Vitas Fzco.	12,043	10,605	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,487	1,988	-	-	-	-
SQM Vitas Brazil	1,312	854	8,488	-	-	8,600
SQM Vitas Peru	605	1,166	-	-	-	-
SQM Vitas Southern Africa	448	351	-	-	-	-
SQM Vitas Spain	34	310	-	-	-	-
SQM Vitas Holland	149	26	-	-	-	-
SQM Vitas Plantacote B.V.	458	109	-	5,567	-	-
Total	17,839	23,655	8,646	14,107	-	8,600

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-110

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures, continued:

	Depreciation and amortization expense			Interest expense			Income tax expense, continuing operations
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(680)	(549)	(702)	(831)	(813)	-	212	(12)	(97)
Coromandel SQM India	(70)	(2)	(91)	(47)	(87)	(75)	(122)	(92)	(56)
SQM Vitas Fzco.	(1,032)	(1,001)	(982)	(38)	(16)	(15)	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(60)	(71)	(74)	(1)	-	-	(331)	(242)	(27)
SQM Vitas Brazil	(405)	(328)	(247)	(1,310)	(931)	(463)	220	-	-
SQM Vitas Peru	(136)	(82)	(32)	(15)	(445)	(102)	(243)	91	-
SQM Vitas Southern Africa	(82)	(67)	(29)	(44)	(104)	(37)	(156)	-	-
SQM Vitas Spain	(113)	-	-	(17)	(14)	-	-	-	-
SQM Vitas Holland	-	-	-	(6)	(2)	-	-	-	-
SQM Vitas Plantacote B.V.	(2)	-	-	(181)	(176)	-	-	-	-
Total	(2,580)	(2,100)	(2,157)	(2,490)	(2,588)	(692)	(420)	(255)	(180)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 13	Intangible assets and goodwill

13.1	Balances

	12/31/2014	12/31/2013
	ThUS$	ThUS$
Intangible assets other than goodwill	114,735	104,363
Goodwill	38,388	38,388
Total	153,123	142,751

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2014 and December 31, 2013 are detailed as follows:

		12/31/2014
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,062	(9,996)	13,066
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,524	(939)	585
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,386	-	97,386
Other intangible assets	Indefinite	3,698	-	3,698
Intangible assets other than goodwill		129,491	(14,756)	114,735
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,879	(14,756)	153,123

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2013
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	5,342	(3,146)	2,196
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,576	(882)	694
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,392	-	97,392
Other intangible assets	Indefinite	4,081	-	4,081
Intangible assets other than goodwill		112,212	(7,849)	104,363
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		150,600	(7,849)	142,751

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

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

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	14,462	-	-	-	-	14,462
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(45)	(51)	(6)	(383)	-	(485)

Final balance	-	13,066	585	97,386	3,698	38,388	153,123

g)	Movements in identifiable intangible assets as of December 31, 2013:

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	764	-	-	-	-	764
Amortization	-	(1,019)	(61)	-	-	-	(1,080)
Other increases (decreases)	-	41	(32)	(6)	-	-	3

Final balance	-	1,982	601	97,386	4,081	38,388	142,438

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	1,938	440	77,282	396	38,605	118,661
Additions	-	501	-	19,080	964	-	20,545
Amortization	-	(789)	(62)	-	-	-	(851)
Other increases (decreases)	-	-	-	4	-	(217)	(213)

Final balance	-	1,650	378	96,366	1,360	38,388	138,142

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 14	Property, plant and equipment

As of December 31, 2014 and December 31, 2013, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2014 ThUS$	12/31/2013 ThUS$
Property, plant and equipment, net
Land	34,622	33,812
Buildings	233,175	190,529
Machinery	361,882	465,327
Transport equipment	81,673	105,979
Furniture and fixtures	9,016	9,534
Office equipment	6,365	6,062
Constructions in progress	237,321	415,740
Other property, plant and equipment (1)	923,900	827,394
Total	1,887,954	2,054,377
Property, plant and equipment, gross
Land	34,622	33,812
Buildings	411,633	364,695
Machinery	1,168,018	1,179,860
Transport equipment	261,394	263,268
Furniture and fixtures	32,082	27,575
Office equipment	35,512	39,142
Constructions in progress	237,321	415,740
Other property, plant and equipment	1,731,599	1,506,708
Total	3,912,181	3,830,800

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	178,458	174,166
Accumulated depreciation and value impairment of machinery	806,136	714,533
Accumulated depreciation and value impairment of transport equipment	179,721	157,289
Accumulated depreciation and value impairment of furniture and fixtures	23,066	18,041
Accumulated depreciation and value impairment of office equipment	29,147	33,080
Accumulated depreciation and value impairment of other property, plant and equipment	807,699	679,314
Total	2,024,227	1,776,423

(1)	The detail of other property, plant and equipment is as follows:

	31/12/2014 ThUS$	31/12/2013 ThUS$
Other property, plant and equipment, net
Conveyor belt	53,648	53,783
Tank (TK)	36,236	25,781
Geomembrane/liner	158,839	169,255
Electric facilities	61,795	21,889
Lights	3,648	28,748
Other constructions	122,287	62,390
Piping	27,637	22,499
Pool	168,469	181,844
Well (water)	49,818	39,963
Pipes/HD lines	148,590	101,886
Railroad track	25,314	21,628
Other property, plant and equipment	65,619	97,728
Total	923,900	827,394

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2014, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33.812	364.695	1.179.860	263.268	27.575	39.142	415.740	1.506.708	3.830.800
Changes
Additions	-	72	370	-	71	1.514	134.663	287	136.977
Divestitures	-	-	(93)	(85)	(86)	(58)	(2.235)	(1)	(2.558)
Increase(decrease) in foreign currency exchange	(87)	(6)	(56)	(33)	-	(65)	4	(193)	(436)
Reclassification	812	46.872	(12.083)	(1.742)	4.522	(4.983)	(256.528)	223.130	-
Other increases (decreases) (*)	85	-	20	(14)	-	(38)	(54.323)	1.668	(52.602)
Total changes	810	46.938	(11.842)	(1.874)	4.507	(3.630)	(178.419)	224.891	81.381
Final balance	34.622	411.633	1.168.018	261.394	32.082	35.512	237.321	1.731.599	3.912.181

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2014, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(174.166)	(714.533)	(157.289)	(18.041)	(33.080)	-	(679.314)	(1.776.423)
Changes
Additions	-	-	-	-	-	-	-	-	-
Divestitures	-	-	11	54	16	125	-	-	206
Depreciation expense	-	(19.669)	(88.242)	(29.417)	(2.772)	(2.811)	-	(108.380)	(251.291)
Increase(decrease) in foreign currency exchange	-	1	40	17	-	25	-	21	104
Reclassification	-	15.375	(3.414)	6.899	(2.269)	6.561	-	(23.152)	-
Other increases (decreases) (*)	-	1	2	15	-	33	-	3.126	3.177
Total changes	-	(4.292)	(91.603)	(22.432)	(5.025)	3.933	-	(128.385)	(247.804)
Final balance	-	(178.458)	(806.136)	(179.721)	(23.066)	(29.147)	-	(807.699)	(2.024.227)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2014, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33.812	190.529	465.327	105.979	9.534	6.062	415.740	827.394	2.054.377
Changes
Additions	-	72	370	-	71	1.514	134.663	287	136.977
Divestitures	-	-	(82)	(31)	(70)	67	(2.235)	(1)	(2.352)
Depreciation expense	-	(19.669)	(88.242)	(29.417)	(2.772)	(2.811)	-	(108.380)	(251.291)
Increase(decrease) in foreign currency exchange	(87)	(5)	(17)	(16)	-	(40)	4	(172)	(333)
Reclassification	812	62.248	(15.496)	5.158	2.253	1.577	(256.528)	199.976	-
Other increases (decreases) (*)	85	-	22	-	-	(4)	(54.323)	4.796	(49.424)
Total changes	810	42.646	(103.445)	(24.306)	(518)	303	(178.419)	96.506	(166.423)
Final balance	34.622	233.175	361.882	81.673	9.016	6.365	237.321	923.900	1.887.954

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31 2013, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33.320	329.397	1.065.641	224.462	22.665	36.215	423.184	1.336.991	3.471.875
Changes
Additions	778	47	2.100	3	60	835	416.471	3.327	423.621
Divestitures	-	(38)	(521)	(35)	-	(2)	(5.045)	(24)	(5.665)
Increase(decrease) in foreign currency exchange	(36)	(8)	(39)	(24)	-	(43)	-	(98)	(248)
Reclassification	-	35.700	115.281	38.847	4.874	2.154	(366.516)	169.660	-
Other increases (decreases) (*)	(250)	(403)	(2.602)	15	(24)	(17)	(52.354)	(3.148)	(58.783)
Total changes	492	35.298	114.219	38.806	4.910	2.927	(7.444)	169.717	358.925
Final balance	33.812	364.695	1.179.860	263.268	27.575	39.142	415.740	1.506.708	3.830.800

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(159.666)	(627.310)	(135.508)	(15.929)	(30.966)	-	(589.947)	(1.559.326)
Changes
Additions	-	-	-	-	-	10	-	-	10
Divestitures	-	24	472	-	-	2	-	-	498
Depreciation expense	-	(14.520)	(77,904)	(21.787)	(2.112)	(2.055)	-	(88.358)	(206,736)
Impairment	-	-	(10,085)	-	-	-	-	-	(10,085)
Increase(decrease) in foreign currency exchange	-	(4)	27	9	-	7	-	12	51
Reclassification	-	-	-	(2)	-	2	-	-	-
Other increases (decreases) (*)	-	-	267	(1)	-	(80)	-	(1.021)	(835)
Total changes	-	(14.500)	(87.223)	(21.781)	(2.112)	(2.114)	-	(89.367)	(217.097)
Final balance	-	(174.166)	(714.533)	(157.289)	(18.041)	(33.080)	-	(679.314)	(1.776.423)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 14	Property, plant and equipment (continued)

14.3	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33.320	169.731	438.331	88.954	6.736	5.249	423.184	747.044	1.912.549
Changes
Additions	778	47	2.100	3	60	845	416.471	3.327	423.631
Divestitures	-	(14)	(49)	(35)	-	-	(5.045)	(24)	(5.167)
Depreciation expense	-	(14.520)	(87.989)	(21.787)	(2.112)	(2.055)	-	(88.358)	(216.821)
Increase(decrease) in foreign currency exchange	(36)	(12)	(12)	(15)	-	(36)	-	(86)	(197)
Reclassification	-	35.700	115.281	38.845	4.874	2.156	(366.516)	169.660	-
Other increases (decreases) (*)	(250)	(403)	(2.335)	14	(24)	(97)	(52.354)	(4.169)	(59.618)
Total changes	492	20.798	26.996	17.025	2.798	813	(7.444)	80.350	141.828
Final balance	33.812	190.529	465.327	105.979	9.534	6.062	415.740	827.394	2.054.377

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$7,732 as of December 31, 2014 and ThUS$ 17,232 as of December 31, 2013.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2013, certain assets have suffered impairment for an amount of ThUS$10,085, when taken directly against the asset balance. As of December 31, 2014, no impairment adjustments were generated.

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of employee benefits and expenses	12/31/2014	12/31/2013
	ThUS$	ThUS$
Current
Profit sharing and bonuses	18.384	25.236
Total	18.384	25.236

Non-current
Profit sharing and bonuses	2.849	277
Severance indemnity payments	30.952	32.137
Total	33.801	32.414

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

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

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc..

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	12/31/2014	12/31/2013
	ThUS$	ThUS$
Staff severance indemnities, Chile	30.336	31.470
Other obligations in companies elsewhere	616	667
Total other non-current liabilities	30.952	32.137

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 5.5%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e. the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

The table below shows the plan financing status and the amounts recognized in the consolidated Statement of Financial Position.

Reconciliation table	12/31/2014	12/31/2013	12/31/2012
Variation in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at January 1	6,922	6,482	6,620
Service cost	2	2	1
Interest cost	403	412	406
Actuarial gain (loss)	361	386	(236)
Benefits paid	(364)	(360)	(309)
Benefit obligation at December 31	7,324	6,922	6,482

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 15	Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2014	12/31/2013	12/31/2012
Variation in plan assets:	ThUS$	ThUS$	ThUS$
Fair value of plan assets as of January 1	7,909	6,073	5,206
Employer contributions	173	453	436
Actual return (loss) on plan assets	249	1,743	740
Benefits paid	(364)	(360)	(309)
Fair value of plan assets as of December 31	7,967	7,909	6,073
Financing status	643	987	(409)
Items not yet recognized as net periodical pension and healthcare cost elements:
Net actuarial loss at the beginning of the period	(1,231)	(2,243)	(2,954)
Amortization during the period	30	109	131
Net profit or loss expected to occur during the period	(702)	903	580
Adjustment to recognize a minimum pension and healthcare obligation	(1,903)	(1,231)	(2,243)

As of December 31, 2014, 2013 and 2014, the net periodical pension and healthcare expense comprised the following elements.

Reconciliation	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Cost of benefits from services obtained during the period	2	2	2
Interest cost on benefit obligation	403	412	406
Actual return on plan assets	249	1,743	739
Amortization for prior period losses	30	109	131
Net loss during the period	340	(1,290)	(344)
Net periodic provisional expense	(155)	69	142

15.5	Staff severance indemnities

As of December 31, 2014, 2013 and 2014, severance indemnities calculated at the actuarial value are as follows:

	2014 ThUS$	2013 ThUS$	2012 ThUS$
Opening balance	(32,137)	(34,431)	(28,188)
Current cost of service	(1,294)	(107)	(8,087)
Interest cost	(2,020)	(2,248)	(1,037)
Actuarial gain/loss	(665)	(127)	40
Exchange rate difference	4,450	2,946	(2,237)
Benefits paid during the year	714	1,830	(5,078)
Balance	(30,952)	(32,137)	(34,431)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2014	12/31/2013	12/31/2012
Mortality rate	RV - 2009	RV - 2009	RV - 2009
Actual annual interest rate	5.5%	6%	6%
Voluntary retirement rotation rate:
Men	1.71%	0.9%	0.9%	annual
Women	1.96%	1.53%	1.53%	annual
Salary increase	3.0%	3.0%	3.0%	annual
Retirement age:
Men	65	65	65	years
Women	60	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2014, the sensitivity analysis of the main assumptions is as follows:

Sensitivity analysis	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,960)	(2,181)
Employee turnover rate	(112)	(130)

Sensitivity relates to an increase/decrease of 100 basis points.

Note 16	Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 16	Executive compensation plan (continued)

Participants in this plan

This compensation plan includes 10 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are exercised. The dates for exercising the options will be the first 7 calendar days of May of the year in which the options are exercised.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2014 and December 31, 2013 are the following:

Movement for the period	2014	2013
In effect as of January 1	1.536.000	2.200.500
Granted during the fiscal year	-	45.000
Redundant workers	-	(187.500)
Exercised during the fiscal year
Changes in benefit plan	-	(522.000)
In circulation	1.536.000	1.536.000
Average contractual life	16 months	25 months
Executives	10	10

The amounts accrued by the plan, as of December 31, 2014 and December 31, 2013, amount to:

Effect on profit or loss	12/31/2014 ThUS$	12/31/2013 ThUS$
Effect on profit or loss	(553)	8.200

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 30 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be the first week of January 2016, 2017 and 2018.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 16	Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices. The latter represents the value between US$23.48 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bond will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2014 and December 31, 2013 are the following:

Movement for the period	2014	2013
In effect as of January 1	450.000	450.000
Redundant workers	60.000	-
In circulation	390.000	450.000
Average weighted contractual life	36 months	48 months
Executives	26	30

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

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

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2014	12/31/2013	Description (1)	Calculation (1)

Net Financial Debt ThUS$	762.229	882.020	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current

Liquidity	4.73	3.40	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities

Net Debt / Capitalization	0.25	0.27	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)

ROE	10.7%	19.5%	Income divided by Total Equity	Total Income / Equity (UH 12 months)

ROA	13.7%	16.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	1.03	0.96	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as working capital requirements, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the prevailing economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

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

As of December 31, 2014 and December 31, 2013, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2014		12/31/2013
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2014 and December 31, 2013, the Company has not placed any new issuances of shares on the market.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2014, 2013 and 2014, reserves in equity are detailed as follows:

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Foreign currency translation differences reserves	(7,701)	(3,817)	(330)
Cash flow hedge reserves	(1,881)	(3,766)	(165,522)
Actuarial gains (losses) from defined benefit plans	(1,903)	(1,231)	(2,243)
Other miscellaneous reserves	(1,677)	(1,677)	(1,677)
Total other reserves	(13,162)	(10,491)	(20,772)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is that of each company’s country of origin and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2014 and 2013.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17	Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2014 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2014.

-	Distribution and payment, if possible during 2014, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2014 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2014, which are reflected in the Company’s financial statements as of December 31, 2014.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2014 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2014 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such dividend policy undergoes a significant change, SQM S.A. will inform its shareholders in a timely manner.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17 -	Disclosures on equity (continued)

17.5	Provisional dividends

At the Extraordinary Board of Directors’ Meeting of November 18, 2014, the directors unanimously agreed to pay and distribute a provisional dividend as contained in SQM’s “Dividend Policy for the Commercial Year 2014.”

It was agreed that beginning on December 12, 2014, SQM would pay and distribute a provisional dividend of US$0.41493 per share, which is equivalent to a total amount of approximately ThUS$102,208 or 50% of net profit for distribution in the commercial year 2014, accumulated as of September 30, 2014. This dividend is charged to profit for such the commercial year, in favor of the shareholders registered with SQM’s Shareholder’s Register on the fifth business day prior to December 12, 2014. It is paid in its equivalent amount in Chilean pesos per the “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on December 5, 2014.

On July 7, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders agreed to partially modify the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”. This was informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014 with the main purpose of incorporating in such “Policy” the payment of an “eventual” dividend (dividendo eventual) of ThCh$230,000 equivalent to US$0.87387 per share. This will be distributed during the course of 2014 with a charge to retained earnings and, if applicable, it will be paid in its equivalent amount in Chilean pesos per “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on such date.

At the Extraordinary Board of Directors’ Meeting held on June 6, 2014, the following was agreed by simple majority:

1.	To partially amend the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”, informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014, with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share that will be distributed during 2014 and charged to the caption retained earnings.

2.	To call for an Extraordinary Shareholders’ Meeting on Monday July 7, 2014 at 10:00, to communicate and resolve the payment of the aforementioned dividend.

On April 25, 2014 at the 39th General Shareholders' meeting, the payment of a final dividend of US$0.88738 per share was agreed in relation to the net profit for 2013. US$0.75609 per share was already paid as an interim dividend, and it was agreed that this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$0.13129 per share it is to be paid and distributed among shareholders of the Company who are registered with their respective shareholders’ registry as of the fifth business day prior to the day in which this dividend is to be paid. Such amount, if applicable, is to be paid in its equivalent amount in Chilean pesos per the value of the “Observed U.S. dollar” or “U.S. dollar” that appears published in the Official Gazette on April 25, 2014.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 17	Disclosures on equity (continued)

17.5	Provisional dividends, continued

On November 19, 2013, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders, starting from December 12, 2013, a provisional dividend of US$0.75609 per share, equivalent, approximately, to ThUS$199,000 or 49.9% of the net distributable profit for the commercial year 2013, accumulated at December 31 of such year. The latter is also charged against income of said commercial year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 12, and in its equivalent in Chilean pesos according to the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on December 6, 2013.

On April 25th, 2013, at the 38th Ordinary Shareholders’ Meeting, a definitive dividend payment of US$1.23323 per share was approved, based on the net profit earned during the commercial year 2012. US$0.94986 per share that was already paid as provisional dividend should be discounted from the abovementioned dividend, and the balance, amounting to US$0.28337 per share will be paid and distributed in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior the day in which the dividend will be paid. The last amount, if corresponds, will be paid in its equivalent in Chilean pesos according to the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on April 25, 2013.

Dividends presented deducted from equity are:

	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Dividends attributable to owners of the parent	114,487	203,401	253,438
Possible provisional dividend	230,000	-	-
Dividends payable	38,983	36,583	76,267
Total	383,470	239,984	329,705

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-136

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	17,067	3,000	20,067	8,567	3,000	11,567
Restructuring	-	-	-	-	-	-
Provision for dismantling, restoration and rehabilitation cost(**)	-	5,890	5,890	-	5,633	5,633
Other provisions	10,680	-	10,680	9,386	-	9,386
Total	27,747	8,890	36,637	17,953	8,633	26,586

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiaries located in Brazil and the United States (see note 19.1) and other litigations.

(**) This provision is calculated considering the instructions of the regulatory body (Servicio Nacional de Geología y Minería de Chile, Sernageomin)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-137

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2014	12/31/2013
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	1,235	1,401
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	6,178	4,782
Fine to Brazil	2,500	2,500
Miscellaneous provisions	767	703
Total	10,680	9,386
Other long-term provisions
Mine closure	5,890	5,633
Total	5,890	5,633

18.3	Other non-financial liabilities, current

Description of other liabilities	12/31/2014	12/31/2013
	ThUS$	ThUS$
Tax withholdings	7,305	12,334
VAT payable	2,267	2,531
Guarantees received	746	1,000
Accrual for dividend	41,364	36,583
Monthly tax provisional payments	8,549	6,601
Deferred income	8,218	13,475
Withholdings from employees and salaries payable	3,764	4,087
Accrued vacations	17,369	18,652
Other current liabilities	428	90
Total	90,010	95,353

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-138

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	12/31/2014
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586
Changes in provisions:
Additional provisions	-	-	8,500	-	257	2,583	11,340
Provision used	-	-	-	-	-	(1,107)	(1,107)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(182)	(182)
Total provisions, final balance	-	-	20,067	-	5,890	10,680	36,637

	12/31/2013
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	8,567	-	4,357	12,922	25,846
Changes in provisions:
Additional provisions	-	-	3,000	-	1,276	12,608	16,884
Provision used	-	-	-	-	-	(15,943)	(15,943)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(201)	(201)
Total provisions, final balance	-	-	11,567	-	5,633	9,386	26,586

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-139

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions, continued

	12/31/2012
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	7,521	-	3,724	14,237	25,532
Changes in provisions:
Additional provisions	-	-	1,000	-	633	8,863	10,496
Provision used	-	-	(4)	-	-	(10,061)	(10,065)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(117)	(117)
Total provisions, final balance	-	-	8,567	-	4,357	12,922	25,846

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-140

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 18	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Salar de Atacama.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-141

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

3.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Ninth Court of Appeals revocated the resolution of the District Judge that had invoked the Daubert Doctrine to prevent the declaration in the legal process of a supposed expert from the plaintiff. SQMNA has resorted to writ of certiorari with the US Supreme Court for this to unify the application of the Daubert Doctrine by the Courts of Appeals. This process has been suspended awaiting the resolution of such Supreme Court.
	Nominal value	:	ThUS$20,000

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-142

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

18.5 Lawsuits and other relevant events, continued

4.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended
	Nominal value	:	Not possible to determine

5.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempt to sexual abuse.
	Status	:	Replay to claim.
	Nominal value	:	ThUS$200

6.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor
	Status	:	Evidence
	Nominal value	:	ThUS$430

7.	Plaintiff	:	E-CL S.A
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	September 2013
	Court	:	Arbitration
	Reason	:	Early termination of the Power Supply Contract entered into on February 12, 1999 (which matures in March 2016), on the basis of the alleged incompliance of a prior sentence between both parties that was resolved in favor of SQM S.A..
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$5,100

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-143

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.1 Lawsuits and other relevant events, continued

8 .	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court of Santiago
	Reason	:	Compensation claim for alleged civil liability under tort as a result of a explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers.
	Status	:	Claim
	Nominal value	:	ThUS$8.200

9.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO)
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014
	Court	:	Arbitral court
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages.
	Status	:	Settlement
	Nominal value	:	ThUS$9,000

10	Plaintiff	:	Evt Consulting SpA
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014
	Court	:	23th Civil Court of Santiago
	Reason	:	Claim requesting compensation for damages for purchase and sale of metallic structures contract termination.
	Status	:	Rejoinder
	Nominal value	:	ThUS$835

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-144

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-145

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.
-	To maintain a Net Financial Debt to EBITDA ratio not higher than 3 times.
-	To maintain a total Indebtedness Ratio not higher than 1.2 times. The total Indebtedness Ratio is defined as the total liabilities divided by total equity.
-	To maintain a ratio between the financial debt of the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successors, and the Issuer’s total consolidated current assets not higher than 0.3 times.

As of December 31, 2014, the aforementioned financial indicators are as follows:

Indicator	12/31/2014	12/31/2013
Equity ThUS$	2,292,515	2,432,241
Net Financial Debt/EBITDA	1.03	1.06
Indebtedness	1.03	0.96
SQM Industrial and SQM Salar debt/Current assets	0.02	0.02

Issuance contracts for bonds issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-146

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 21,070 as of December 31, 2014 (ThUS$ 22,885 as of December 31, 2013).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Salar de Atacama” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT. SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily. Each of the parties, CORFO and SQMS, have requested the formation of an appropriate arbitration and such processes have not yet began.

CORFO’s total claimed amount is of at least US$8,940,829 - plus interest and expenses. The SQM Salar S.A. v. CORFO, and CORFO v. SQM Salar S.A. lawsuits have been compiled into a single proceeding which is soon to reach the evidence stage. CORFO and SQM waived all appeal procedures against the arbitrator’s sentence. However, it is not possible to rule out the filing of a new appeal against a complaint proceeding or extraordinary appeal arbitration ruling due to incompetence or ultra petita, invoking jurisprudence of the courts of justice indicating that both appeals cannot be waived.

During 2014, revenues related to products from the Salar de Atacama represented 39.3% of total consolidated revenues of the Company for the same period. This corresponds to revenues from the Potassium and Lithium product business lines.

Additionally, during the same period, SQM Salar, a SQM subsidiary which operates plants located in the Atacama saltpeter deposit, sold potassium salts (sylvinite) and moist potassium chloride amounting to ThUS$88,872 to SQM Industrial, a SQM subsidiary, to use as supplies in the production of potassium nitrate.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-147

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2014, the guarantee amounts to ThUS$682.

SQM S.A. maintains funds with Morgan Stanley for margin call, which provide collateral for the exposure by the bank with respect to the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM SA has entered into to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$ 3,250 to Morgan Stanley, which will be released when one of the following conditions occurs:

1.	The market value of the Cross Currency Swap is lower than the sum delivered ThUS$ 3,250 and the collateral threshold ThUS$ 5,000.
2.	The Cross Currency Swap associated with the Series H Bond expires on January 5, 2018.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-148

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.5	Securities obtained from third parties

The main security received from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,176 and ThUS$14,178 on December 31, 2014 and December 31, 2013 respectively; which is detailed as follows:

		12/31/2014	12/31/2013
Grantor	Relationship	ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	837	1,271
Agroc Patricio Bornand L. Eirl	Unrelated third party	363	392
Agrocomercial Bornand Ltda.	Unrelated third party	-	344
Agroindustrial Orzonaga Ltda.	Unrelated third party	-	133
Bernardo Guzman Schmidt	Unrelated third party	129	139
Bioleche Comercial Ltda.	Unrelated third party	-	3,431
Comercial Agrosal Ltda.	Unrelated third party	108	116
Contador Frutos S.A.	Unrelated third party	1,623	1,447
Llanos Y Wannes Soc. Com. Ltda	Unrelated third party	1,633	953
Dante Hauri Gomez	Unrelated third party	109	126
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	129	136
Hortofruticola La Serena	Unrelated third party	301	323
Jose Antonio Gonzalez	Unrelated third party	-	118
Johannes Epple Davanzo	Unrelated third party	691	935
Juan Luis Gaete Chesta	Unrelated third party	266	425
Lemp Martin Julian	Unrelated third party	115	124
Neyib Farran Y Cia. Ltda.	Unrelated third party	124	133
Patricio Meneses Saglieto	Unrelated third party	-	953
Sebastian Urrutia Araya	Unrelated third party	117	116
Soc.Agr. Huifquenco Cia Ltda.	Unrelated third party	108	117
Soc. Agrocom. Julio Polanco	Unrelated third party	296	132
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	1,789
Vicente Oyarce Castro	Unrelated third party	227	525
Total		9,176	14,178

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-149

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.6 Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
			Type of	12/31/2014	12/31/2013
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$

Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-150

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 19	Contingencies and restrictions (continued)

19.6	Indirect guarantees, continued

The bonds which disclose a balance as of December 31, 2014 and December 31, 2013 are detailed below:

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2014 ThUS$	12/31/2013 ThUS$
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	50,189
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,137	50,139
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,117	40,120
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,012	50,014
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,084	50,108

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-151

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 20	Revenue

As of December 31, 2014 and 2013, revenue is detailed as follows:

Types of revenue	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Sales of goods	2,006,452	2,191,650	2,420,357
Provision of services	7,762	11,490	8,803
Total	2,014,214	2,203,140	2,429,160

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$

Earnings (losses) attributable to owners of the parent	236,889	467,113	649,167

	12/31/2014 Units	12/31/2013 Units	12/31/2012 Units
Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12/31/2014	12/31/2013	12/31/2012

Basic earnings per share (US$ per share)	0.90	1.77	2.47

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-152

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2014, total interest expenses incurred amount to ThUS$63,373 (ThUS$58,608 as of December 31, 2013) and ThUS$ 54,095 as of December 31, 2012.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2014	12/31/2013

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%

Amount of costs for interest capitalized in ThUS$	7,732	17,232

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-153

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(16,545)	(11,954)	(26,787)
Conversion foreign exchange reserves attributable to the owners of the controlling entity	(3,884)	(3,487)	921

Conversion foreign exchange reserves attributable to the non-controlling entity	(132)	(72)	61

b)	Reserves for foreign currency exchange differences:

As of December 31, 2014, and December 31, 2013, foreign currency exchange differences are detailed as follows:

Detail	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	-	22	39
Proinsa Ltda.	-	16	29
Comercial Agrorama Ltda.	(31)	36	87
Isapre Norte Grande Ltda.	(91)	15	59
Almacenes y Depósitos Ltda.	42	69	99
Sales de Magnesio Ltda.	2	103	209
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(8)	9	20
Agrorama S.A.	(30)	(16)	(6)
Doktor Tarsa	(5,076)	(3,647)	(1,074)
SQM Vitas Fzco.	(1,084)	(657)	(318)
Ajay Europe	(809)	146	(275)
SQM Eastmed Turkey	(69)	(42)	(42)
Charlee SQM (Thailand) Co. Ltd.	(176)	(129)	(32)
Coromandel SQM India	(253)	(231)	(118)
SQM Italia SRL	(128)	89	28
SQM Oceanía Pty Ltd.	(634)	(619)	(39)
SQM Indonesia S.A.	(123)	15	-
Abu Dhabi Fertillizers Industries WWL.	20	-	-
SQM Vitas Holland	(189)	-	-
SQM Thailand Limited	(68)	-	-
Total	(7,701)	(3,817)	(330)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-154

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

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

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-155

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

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

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2014 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$13,267 and are detailed as follows:

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-156

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,709	12/31/2014
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	31	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,512	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	26	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	17	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,708	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	12/01/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk Prevention	Expense	Not classified	22	12/31/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	116	12/01/2014
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	47	12/31/2015
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,443	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not classified	385	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	518	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	344	04/01/2015
SQM S.A.	I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	149	03/31/2015
SQM S.A.	01-I0046 – Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	15	03/31/2016

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-157

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2014, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	677	12/31/2015
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	55	12/31/2015
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk Prevention	Asset	Not classified	246	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	06/30/2015
SIT S.A.	03-T0013 – Improvement of sewerage system, Villa Prat 2014	Sustainability: Environment and Risk Prevention	Expense	Not classified	115	12/31/2014
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	106	12/31/2014
Total					13,267

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-158

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	402	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	101	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena – Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	33	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	596	12/01/2015
SQM Industrial S.A.	PQXM - Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	184	12/01/2014
SQM Industrial S.A.	J0006 – NPT III boiler gas scrubbing system	Sustainability: Environment and Risk Prevention	Asset	Not classified	250	03/31/2015
SQM Industrial S.A.	I0002 – Nueva Iris TAS	Sustainability and Environment	Asset	Not classified	13	12/31/2015
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	98	12/31/2015
SQM Industrial S.A.	04-I0023 – Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	35	03/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	4	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	209	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	04/01/2015
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	100	12/31/2015
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	131	03/31/2015
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	5	03/31/2016
SQM S.A.	01-IQWP - 01-J0011 - DIA Expansion of NV Mine Zone	Environmental processing	Expense	Not classified	22	04/02/2016
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	48	12/31/2015
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	9	06/30/2015
Total					2,293

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-159

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,753	12/31/2013
SQM Industrial S.A.	CQLX – Hazardous waste yard S Carmen and Lagarto	Sustainability	Asset/Expense	Not classified	98	12/31/2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental Processing	Asset	Not classified	1,493	12/30/2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	24	04/01/2014
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental Processing	Asset	Not classified	32	09/01/2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental Processing	Asset	Not classified	84	04/30/2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	612	08/01/2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental Processing	Expense	Not classified	37	12/31/2012
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	2,114	06/30/2008
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	449	12/15/2010
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	139	12/31/2012
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12/31/2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset-Expense	Not classified	310	08/01/2013
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	03/31/2014
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	05/31/2009
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental Processing	Asset	Not classified	2,644	07/01/2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental Processing	Asset	Not classified	271	06/01/2013
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	341	01/31/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12/31/2012
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental Processing	Asset	Not classified	89	12/01/2014
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not classified	23	12/31/2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-160

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013 (continued)

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	IPXE – Environmental monitoring plan Salar de Llamara	Cost reduction	Expense	Not classified	1,013	12/31/2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk Prevention	Expense	Not classified	951	12/31/2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,320	03/31/2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not classified	378	12/30/2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	506	12/31/2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	1	12/31/2012
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not classified	110	03/31/2013
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	79	04/30/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	193	04/01/2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	141	04/01/2015
SQM S.A.	MQLQ- Gas scrubbing system	Not Classified	Asset	Development	468	01/01/2013
SQM Salar S.A	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not classified	15	12/31/2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	03/31/2014
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental Processing	Asset	Not classified	466	12/31/2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental Processing	Asset	Not classified	59	03/30/2014
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk Prevention	Asset - Expense	Development	1,708	12/31/2011
SIT S.A.	TQAV - Paving paths IV	Sustainability	Asset	Development	3	12/01/2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SIT S.A.	TQQ5 – Environmental curtains field No.8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	04/27/2013
SQM Nitratos S.A.	IQMH – Normalization Mine NV area operation	Sustainability: Environment and Risk Prevention	Asset	Not classified	222	12/31/2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	51	08/01/2013
Total					20,043

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	FP55 - FPXA - EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1	12/30/2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	800	04/01/2014
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	795	06/30/2008
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	63	12/31/2012
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	33	03/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	533	07/02/2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	103	06/02/2013
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental processing	Asset	Not classified	0	12/31/2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	1	12/31/2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	300	03/31/2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not classified	12	12/30/2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	10	12/31/2012
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	29	04/30/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	595	04/01/2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	266	04/01/2015
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	94	03/31/2014
SQM Salar S.A.	LQI6-EIA Operating Maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	59	12/31/2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	90	04/27/2013
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	212	12/01/2014
Total					3,996

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Performing an analysis of the tank facilities (civil works, mechanical work, piping, electrical work and instruments) by a company specialized in liquid fuels and that is a Certifying Entity. After that, performance of the detail engineering and then implementation of the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

I0002: The project involves a new waste water treatment plant, for the supervisor role area in the Iris campsite. The project is pending.

J0006: This project is intended to design a rapidly-implemented gas scrubbing system that complies with the standard on the emission of gases involved. This project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. This project is in process.

MQBM: Implementing archeological measures in María Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. This project is in process.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and/or final disposal in accordance with applicable regulations. This project is in process.

M0006: The project involves the enhancement of the bischofite layer in main streets of the town ME. This project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia were performed. This project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. This project is in process.

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in the closure stage.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0023: This project is aimed at acquiring leak detection equipment to ensure that evaporation ponds are not damaged and no solution is lost, avoiding the pollution of the environment. This project is in process.

SQM S.A.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is at the closure stage.

IQ1M: Implementing environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in the closure stage.

IQ3S: Improvements in the storage facilities of hazardous raw materials in Nueva Victoria. This project is in process.

IQOW: Enabling a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in the closure stage.

IQWS: Implementation of heritage-related environmental commitments, to make available mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA). The project is in process.

IQWP: This project consists of reclassifying geological resources measured. The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal considered for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Llamara Saltpeter deposit considered for the years 2013-2014. The project is in process.

I00032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

I0042: The project involves the implementation of equity measures under the Environmental Assessment for the mining area. It comprises the implementation of a fence in the exclusion and archaeological working area in the mining areas, required for the exploitation in 2014. This project is in process.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0046: The project consists of the implementation of equity measures committed in the Environmental Assessment of the Pintados sector (geoglyphs and former railway station) and for the Sur Viejo sector the implementation of development activities and archeological works are contemplated. This project is in progress.

SQM Salar S.A.

LQDM: Certification of the liquid fuel storage tanks. This project is in process.

LQI6: Preparation and processing of the EIA Update Operations in the Atacama Saltpeter Deposit. This project is in process.

LQXW: Increasing the availability of brine ponds. The greater capacity of water wells implies the possibility of re-injecting more water to the saltpeter deposit, resulting in an increase in brine extraction. The expense considered only includes environmental processing. The project is in process.

SIT S.A.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

T0013: This project is intended to address sectors where sewage chambers have exceeded their capacity, the replacement of sewage collectors and sewage system chambers is proposed. The project is in progress.

T0008: This project consists of reducing pollution issues in the bulk loading process and increasing port safety. This project is in process.

SQM Nitratos S.A.

IQMH: Creation of an area allowing storing hazardous substances. This project is in process.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 25	Other current and non-current non-financial assets

As of December 31, 2014, and December 31, 2013, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2014	12/31/2013
	ThUS$	ThUS$
Domestic Value Added Tax	15,149	21,263
Foreign Value Added Tax	7,388	5,842
Prepaid mining licenses	1,275	1,522
Prepaid insurance	7,916	9,767
Other prepayments	533	623
Refund of Value Added Tax to exporters	8,966	-
Other assets	2,509	5,213
Total	43,736	44,230

Other non-financial assets, non-current	12/31/2014	12/31/2013
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	29,569	33,388
Guarantee deposits	682	708
Pension plan	647	987
Other assets	1,273	1,422
Total	32,171	36,505

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2014, and December 31, 2013:

Reconciliation	12/31/2014	12/31/2013
	ThUS$	ThUS$

Opening balance	33,388	22,496
Changes
Additions, other than business combinations	2,695	13,064
Depreciation and amortization (*)	(2,092)	(2,059)
Increase (decrease) due to transfers and other charges	(4,422)	(113)
Total changes	(3,819)	10,892
Total	29,569	33,388

(*) Assets for the exploration and evaluation of mineral resources are amortized considering the estimated material tonnage on exploited material tonnage.

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

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

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.2	Operating segment disclosures:

12/31/2014
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214	2,014,214	-	-	-	2,014,214
Revenues from transactions with other operating segments of the same entity	69,686	560,051	119,900	311,188	358,089	238,614	1,657,528	1,657,528	(1,657,528)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	777,709	895,484	326,749	413,121	942,357	316,322	3,671,742	3,671,742	(1,657,528)	-	-	2,014,214

Costs of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	(1,431,242)	(1,431,242)	-	-	-	(1,431,242)
Administrative expenses	-	-	-	-	-	-	-	-	7,865	(104,397)	-	(96,532)
Interest expense	-	-	-	-	-	-	-	-	191,811	(255,184)	-	(63,373)
depreciation and amortization expense	(97,037)	(33,805)	(20,371)	(10,399)	(72,842)	(11,726)	(246,180)	(246,180)	-	(5,111)	-	(251,291)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(973)	19,089	-	18,116
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(160,686)	-	(160,686)
Other items other than significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	364,347	-	404,964

Net income (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	203,661	-	244,278
Net income (loss) from discontinued operations
Net income (loss)	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	203,661	-	244,278

Assets	-	-	-	-	-	-	-	-	(7,142,103)	11,805,758	-	4,663,655
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,291,962)	3,367,740	-	75,778
Increase of non-current assets	-	-	-	-	-	-	-	-	-	(161,624)	-	(161,624)
Liabilities	-	-	-	-	-	-	-	-	(3,541,966)	5,913,106	-	2,371,140
Impairment loss recognized in profit or loss	-	-	(989)	-	(164)	(111)	(1,264)	(1,264)	-	(349)	-	(1,613)
Reversal of impairment losses recognized in profit or loss for the period	10,487	979	-	2,993	-	-	14,459	14,459	-	-	-	14,459
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-	591,044
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-	(311,364)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-	(388,035)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-170

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.2	Operating segment disclosures , continued

12/31/2013
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140	2,203,140	-	-	-	2,203,140
Revenues from transactions with other operating segments of the same entity	121,735	723,801	122,616	309,127	462,565	337,690	2,077,534	2,077,534	(2,077,534)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	809,190	1,184,816	319,108	463,090	1,068,880	435,590	4,280,674	4,280,674	(2,077,534)	-	-	2,203,140

Costs of sales	(536,067)	(202,650)	(99,244)	(110,921)	(443,988)	(88,820)	(1,481,690)	(1,481,690)	-	-	-	(1,481,690)
Administrative expenses	-	-	-	-	-	-	-	-	-	(105,189)	-	(105,189)
Interest expense	-	-	-	-	-	-	-	-	195,404	(254,012)	-	(58,608)
depreciation and amortization expense	(67,656)	(45,371)	(19,338)	(15,152)	(59,670)	(9,634)	(216,821)	(216,821)	-	-	-	(216,821)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	18,786	-	18,786
income tax expense, continuing operations	-	-	-	-	-	-	-	-	(2,377)	(136,162)	-	(138,539)
Income (loss) before taxes	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(567,919)	375,578	-	613,109

Net income (loss) from continuing operations	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(570,296)	239,416	-	474,570
Net income (loss) from discontinued operations
Net income (loss)	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(570,296)	239,416	-	474,570

Assets	-	-	-	-	-	-	-	-	(7,077,766)	11,845,374	-	4,767,608
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,353,672)	3,430,690	-	77,018
Increase of non-current assets	-	-	-	-	-	-	-	-	-	171,980	-	171,980
Liabilities	-	-	-	-	-	-	-	-	(3,354,422)	5,689,789	-	2,335,367
Equity	-	-	-	-	-	-	-		-	-	-	2,432,241
Liabilities and Equity	-	-	-	-	-	-	-		-	-	-	4,767,608
Impairment loss recognized in profit or loss	(15,985)	(1,832)	(783)	(3,733)	(2,509)	(352)	(25,195)	(25,195)	-	(5,732)	-	(30,927)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-	651,713
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-	(487,385)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-	(2,285)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.2	Operating segment disclosures , continued

12/31/2012
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160	2,429,160	-	-	-	2,429,160
Revenues from transactions with other operating segments of the same entity	265,814	848,243	154,248	348,667	569,219	493,884	2,680,075	2,680,075	(2,680,075)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	941,164	1,426,334	376,486	593,875	1,174,278	597,098	5,109,235	5,109,235	(2,680,075)	-	-	2,429,160

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	225,396	(279,491)	-	(54,095)
depreciation and amortization expense	(54,383)	(47,100)	(17,896)	(19,745)	(48,723)	(8,311)	(196,158)	(196,158)	-	-	-	(196,158)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	24,357	-	24,357
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(216,082)	-	(216,082)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	631,491	-	873,451

Net income (loss) from continuing operations	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	-	657,369
Net income (loss) from discontinued operations
Net income (loss)	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	-	657,369

Assets	-	-	-	-	-	-	-	-	(7,296,791)	11,713,222	-	4,416,431
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,423,758)	3.494,056	-	70,298
Increase of non-current assets	-	-	-	-	-	-	-	-		255,363	-	255,363
Liabilities	-	-	-	-	-	-	-	-	(3,393,525)	5,622,510	-	2,228,985
Equity												2,187,446
Equity and liability												4,416,431
Reversal of impairment losses recognized in profit and loss for the year					-		-	-		-		-
Impairment loss recognized in profit or loss	(10,281)	(2,081)	(162)	(3,043)	(2,471)	(120)	(18,158)	(18,158)	-	(2,900)	-	(21,058)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	650,206	-	650,206
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(562,885)	-	(562,885)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(197,697)	-	(197,697)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products

	12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	-	2,014,214
Cost of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	-	(1,431,242)

Gross profit	143,872	138,898	88,417	41,482	160,780	9,523	-	582,972

Other incomes by function	-	-	-	-	-	-	24,055	24,055
Administrative expenses	-	-	-	-	-	-	(96,532)	(96,532)
Other expenses by function	-	-	-	-	-	-	(64,295)	(64,295)
Other gains (losses)	-	-	-	-	-	-	4,424	4,424
Financial income	-	-	-	-	-	-	16,142	16,142
Financial costs	-	-	-	-	-	-	(63,373)	(63,373)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,116	18,116
Exchange differences	-	-	-	-	-	-	(16,545)	(16,545)
Profit (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	(178,008)	404,964
Income tax expense	-	-	-	-	-	-	(160,686)	(160,686)
Profit (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	(338,694)	244,278
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	143,872	138,898	88,417	41,482	160,780	9,523	(338,694)	244,278
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	236,889
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	7,389
Profit (loss)	-	-	-	-	-	-	-	244,278

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.3 Statement of comprehensive income classified by operating segments based on groups of products, continued

	12/31/2013
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	-	2,203,140
Cost of sales	(536,067)	(202,650)	(99,244)	(110,921)	(443,988)	(88,820)	-	(1,481,690)

Gross profit	151,388	258,365	97,248	43,042	162,327	9,080	-	721,450

Other incomes by function	-	-	-	-	-	84,000	12,716	96,716
Administrative expenses	-	-	-	-	-	-	(105,189)	(105,189)
Other expenses by function	-	-	-	-	-	-	(49,397)	(49,397)
Other gains (losses)	-	-	-	-	-	-	(11,391)	(11,391)
Financial income	-	-	-	-	-	-	12,696	12,696
Financial costs	-	-	-	-	-	-	(58,608)	(58,608)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,786	18,786
Exchange differences	-	-	-	-	-	-	(11,954)	(11,954)
Profit (loss) before taxes	151,388	258,365	97,248	43,042	162,327	93,080	(192,341)	613,109
Income tax expense	-	-	-	-	-	-	(138,539)	(138,539)
Profit (loss) from continuing operations	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	467,113
Profit (loss) attributable to the non controllers	-	-	-	-	-	-	-	7,457
Profit (loss)	-	-	-	-	-	-	-	474,570

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.3 Statement of comprehensive income classified by operating segments based on groups of products, continued

	12/31/2012
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	-	2,429,160
Cost of sales	(457,470)	(215,573)	(111,543)	(162,153)	(359,032)	(94,796)	-	(1,400,567)

Gross profit	217,880	362,518	110,695	83,055	246,027	8,418	-	1,028,593

Other incomes by function	-	-	-	-	-	-	12,702	12,702
Administrative expenses	-	-	-	-	-	-	(106,442)	(106,442)
Other expenses by function	-	-	-	-	-	-	(34,628)	(34,628)
Other gains (losses)	-	-	-	-	-	-	683	683
Financial income	-	-	-	-	-	-	29,068	29,068
Financial costs	-	-	-	-	-	-	(54,095)	(54,095)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	24,357	24,357
Exchange differences	-	-	-	-	-	-	(26,787)	(26,787)
Profit (loss )before taxes	217,880	362,518	110,695	83,055	246,027	8,418	(155,142)	873,451
Income tax expense	-	-	-	-	-	-	(216,082)	(216,082)
Profit (loss )from continuing operations	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	649,167
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	8,202
Profit (loss)	-	-	-	-	-	-	-	657,369

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.4	Revenue from transactions with other operating segments of the Company as of December 31, 2014

12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214

12/31/2013
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140

12/31/2012
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160

26.5	Disclosures on geographical areas

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.7	Segments by geographical areas as of December 31, 2014, 2013 and 2014

	12/31/2014
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	227,261	356,867	428,538	503,891	497,657	2,014,214
Investment accounted for under the equity method	1,159	-	25,588	13,530	35,501	75,778
Intangible assets other than goodwill	114,476	-	-	258	1	114,735
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,883,534	133	1,343	2,109	835	1,887,954
Investment property	-	-	-	-	-	-
Other non-current assets	31,354	170	-	647	-	32,171
Non-current assets	2,057,452	389	38,304	16,544	36,337	2,149,026

	12/31/2013
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	242,373	379,063	504,043	546,075	531,586	2,203,140
Investment accounted for under the equity method	1,649	-	24,847	13,126	37,396	77,018
Intangible assets other than goodwill	104,043	-	-	317	3	104,363
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,050,684	157	460	2,205	871	2,054,377
Investment property	-	-	-	-	-	-
Other non-current assets	35,326	191	-	988	-	36,505
Non-current assets	2,218,631	434	36,680	16,636	38,270	2,310,651

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.7 Segments by geographical areas as of December 31, 2014, 2013 and 2012, continued

	12/31/2013
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	269,421	416,089	558,245	619,667	565,738	2,429,160
Investment accounted for under the equity method	1,656	-	24,051	15,357	29,234	70,298
Intangible assets other than goodwill	23,630	-	-	378	5	24,013
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,985,128	183	285	2,331	363	1,988,290
Investment property	-	-	-	-	-	-
Other non-current assets	17,463	219	-	-	-	17,682
Non-current assets	2,054,806	488	35,709	18,066	29,602	2,138,671

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 26	Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2014 and December 31, 2013:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Products	2,006,452	2,191,650	2,420,357
Services	7,762	11,490	8,803
Total	2,014,214	2,203,140	2,429,160

27.2	Cost of sales

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Raw material and supplies	(593,126)	(811,518)	(1,066,803)
Types of employee benefits expenses
Salaries and wages	(107,917)	(138,937)	(134,400)
Other short-term employee benefits	(61,525)	(44,601)	(66,370)
Termination benefit expenses	(7,971)	(10,811)	(4,325)
Total employee benefits expenses	(177,413)	(194,349)	(205,095)
Depreciation expense	(246,180)	(216,388)	(190,509)
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	13,195	(25,195)	(1,762)
Changes in inventories for the period	116,300	416,398	-
Other expenses, by nature	(544,018)	(650,638)	63,602
Total	(1,431,242)	(1,481,690)	(1,400,567)

27.3	Other income

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	705	1,349	648
Compensation received and insurance claim recovery	645	5,306	5,240
Penalties charged to suppliers	255	374	312
Tax recoveries	40	9	15
Excess in the provision for liabilities with 3rd parties	1,690	712	669
Excess in allowance for doubtful accounts	296	-	154
Sale of property, plant and equipment	39	107	281
Sale of materials, spare parts and supplies	1,241	1,392	1,388
Sale de scrap	69	27	176
Sale of mining concessions	13,000	86,157	1,578
Indemnity Minera Esperanza	-	-	28
Options on mining properties	921	-	-
Reimbursement of mining patents and notarial expenses	1,510	-	-
Overstated provision for indemnity, Yara South Africa	-	272	335
Non-conventional renewable energy	2,255	-	-
Goodwill paid in acquisition of portfolio	-	337	-
Unrealized gain from acquisition of goodwill	-	248	-
Other operating income	1,389	426	1,878
Total	24,055	96,716	12,702

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-180

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.4	Administrative expenses

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(42,218)	(48,033)	(44,429)
Other short-term benefits to employees	(4,710)	(3,176)	(2,868)
Total employee benefit expenses	(46,928)	(51,209)	(47,297)
Other expenses, by nature	(49,604)	(53,980)	(59,145)
Total	(96,532)	(105,189)	(106,442)

27.5	Other expenses

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Other short-term benefits to employees	-	(6)	(24)
Depreciation and amortization expenses
Depreciation of stopped assets	(284)	(433)	(5,649)
Depreciation of residual value	(4,827)	-
Subtotal to date	(5,111)	(439)	(5,673)
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(349)	(732)	(1,054)
Subtotal to date	(349)	(732)	(1,054)

Other expenses, by nature
Legal Expenses	(5,465)	(3,791)	(1,984)
Worksite stoppage expenses	(257)	(75)	(75)
VAT and other unrecoverable tax	(1,164)	(1,196)	(1,182)
Fines paid	(857)	(444)	(790)
Article 21 single tax	(4,140)	-	-
Advisory services	(2)	(8)	(19)
Provisions, investment plan expenses, materials and closing sales	(41,505)	(19,397)	(15,578)
Donations rejected as expense	(1,514)	(5,253)	(5,517)
Provision for work closing	-	(1,276)	(634)
Adjustment to realization amount of property, plant and equipment	-	(10,085)	-
Indemnities paid	-	(146)	(281)
Other operating expenses	(3,931)	(6,555)	(1,841)
Subtotal to date	(58,835)	(48,226)	(27,901)
Total	(64,295)	(49,397)	(34,628)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.6	Other income (expenses)

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Provision for restructuring	-	(11,545)	-
Prior year adjustment, application of equity method of accounting	(2,935)	22	736
Sale of investments in associates	5,000	-	(404)
Gain (loss) for no involvement in capital contribution (*)	2,359	-	-
Other	-	132	351
Total	4,424	(11,391)	683

(*) Refer Note 6.7

27.7	Summary of expenses by nature

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Raw material and supplies used	(593,126)	(811,518)	(1,066,803)
Types of employee benefits expenses
Salaries and wages	(150,135)	(186,970)	(178,829)
Other short-term employee benefits	(66,235)	(47,783)	(69,262)
Termination benefit expenses	(7,971)	(10,811)	(4,325)
Total employee benefit expenses	(224,341)	(245,564)	(252,416)
Depreciation expense	(246,464)	(216,821)	(196,158)
Depreciation of residual value	(4,827)	-	-
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	12,846	(25,927)	(2,816)
Other expenses, by nature	(528,969)	(347,837)	(23,444)
Total	(1,584,881)	(1,647,667)	(1,541,637)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

27.8	Finance expenses

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Interest expense from bonds	(61,714)	(65,763)	(56,743)
Interest expense from loans	(8,268)	(9,080)	(10,043)
Capitalized interest expenses	7,732	17,232	14,153
Other finance costs	(1,123)	(997)	(1,462)
Total	(63,373)	(58,608)	(54,095)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-182

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2014 and December 31, 2013, are as follows:

28.1	Current tax assets

	12/31/2014	12/31/2013
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	39,551	44,018
Monthly provisional payment Royalty	4,586	10,417
Monthly provisional income tax payments, foreign companies	2,093	1,444
Corporate tax credits (1)	1,729	2,025
Corporate tax absorbed by tax losses (2)	16	1,572
Total	47,975	59,476

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2014 and 2013.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-183

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities

Current tax liabilities	12/31/2014	12/31/2013
	ThUS$	ThUS$
1st Category income tax	2,425	21,466
Foreign company income tax	26,539	10,113
Article 21 single tax	7,207	128
Total	36,171	31,707

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20.780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015 and a rate of 24% for 2016; beginning in 2017, the rate will range between 25% and 27% depending on the taxation system selected by the system, Attributed Income System or Partially-Integrated Taxation System.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of December 31, 2014, 2013 and 2012, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2014 ThUS$	12/31/2013 ThUS$	12/31/2012 ThUS$
Taxable profits with credit rights (1)	1,160,329	1,321,643	1,262,201
Taxable profits without credit right(1)	62,621	90,628	138,535
Taxable loss	7,396	7,425	9,931
Credit for shareholders	268,901	321,006	294,146

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-184

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-185

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4 Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences;

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2014 are detailed as follows:

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	27	-	-	233,889
Doubtful accounts impairment	40	-	6,715	-
Accrued vacations	-	-	3,735	-
Manufacturing expenses	-	-	-	81,650
Unrealized gains (losses) from sales of products	-	-	83,355	-
Fair value of bonds	-	-	350	-
Severance indemnity	-	-	-	5,950
Hedging	-	-	5,512	-
Inventory of products, spare parts and supplies	49	-	24,583	-
Research and development expenses	-	-	-	4,285
Tax losses	-	-	715	-
Capitalized interest	-	-	-	26,904
Expenses in assumption of bank loans	-	-	-	4,011
Unaccrued interest	-	-	150	-
Fair value of property, plant and equipment	-	-	70	-
Employee benefits	-	-	2,450	-
Royalty deferred income taxes	-	-	-	7,791
Acquisition of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	3,663	-
Provision for investment plan	-	-	8,946	-
Provision of fines and crushing site closure	-	-	1,654	-
Other	224	-	-	532
Balance to date	340	-	141,898	365,247
Net balance	340	-	-	223,349

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-186

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2       Income tax assets and liabilities as of December 31, 2013 are detailed as follows

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	162,378
Doubtful accounts impairment	-	-	7,030	-
Accrued vacations	-	-	3,566	-
Manufacturing expenses	-	-	-	66,759
Unrealized gains (losses) from sales of products	-	-	84,711	-
Fair value of bonds	-	-	661	-
Severance indemnity	-	-	-	4,628
Hedging	-	-	-	5,261
Inventory of products, spare parts and supplies	1	-	20,828	-
Research and development expenses	-	-	-	7,018
Tax losses	-	-	468	-
Capitalized interest	-	-	-	21,759
Expenses in assumption of bank loans	-	-	-	2,917
Unaccrued interest	-	-	39	-
Fair value of property, plant and equipment	-	-	-	603
Employee benefits	-	-	381	-
Royalty deferred income taxes	-	-	-	7,923
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	1,878	-
Provision for investment plan	-	-	4,225	-
Provision of fines and crushing site closure	-	-	1,600	-
Other	530	-	-	201
Balance to date	531	-	125,387	279,682
Net balance	531	-	-	154,295

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-187

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3       Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2014

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	162,378	71,484	-	71,484	233,862
Doubtful accounts impairment	(7,030)	275	-	275	(6,755)
Accrued vacations	(3,566)	(169)	-	(169)	(3,735)
Manufacturing expenses	66,759	14,891	-	14,891	81,650
Unrealized gains (losses) from sales of products	(84,711)	1,356	-	1,356	(83,355)
Fair value of bonds	(661)	-	311	311	(350)
Severance indemnity	4,628	1,322	-	1,322	5,950
Hedging	5,261	(10,773)	-	(10,773)	(5,512)
Inventory of products, spare parts and supplies	(20,829)	(3,803)	-	(3,803)	(24,632)
Research and development expenses	7,018	(2,733)	-	(2,733)	4,285
Capitalized interest	21,759	5,145	-	5,145	26,904
Expenses in assumption of bank loans	2,917	1,094	-	1,094	4,011
Unaccrued interest	(39)	(111)	-	(111)	(150)
Fair value of property, plant and equipment	603	(673)	-	(673)	(70)
Employee benefits	(381)	(2,069)	-	(2,069)	(2,450)
Royalty deferred income taxes	7,923	(132)	-	(132)	7,791
Unused tax losses	(468)	(247)	-	(247)	(715)
Purchase of intangible assets	235	-	-	-	235
Provision for lawsuits and legal expenses	(1,878)	(1,785)	-	(1,785)	(3,663)
Provision for investment plan	(4,225)	(4,721)	-	(4,721)	(8,946)
Provision of fines and crushing site closure	(1,600)	(54)	-	(54)	(1,654)
Other ID	(329)	637	-	637	308
Total temporary differences, losses and unused fiscal credits	153,764	68.934	311	69,245	223,009

During the period ended December 31, 2014, the Company calculated and accounted for taxable income considering a rate of 21% for commercial year 2014 in conformity with Law No. 20.780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018 for taxpayers who apply the “partially-integrated taxation system.” The maximum rate would be 25% starting from 2017 if the Company opts to use the “Attributed Income Taxation System.”

Such Law establishes that because SQM S.A. is openly-held shareholders’ corporations, in general the “Partially-integrated taxation system” is applicable, unless the Company opts to use the “Attributed Income Taxation System” as agreed by the shareholders at an Extraordinary Shareholders’ Meeting in the future.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-188

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4 Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2013

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	145,251	17,127	-	17,127	162,378
Doubtful accounts impairment	(5,807)	(1,223)	-	(1,223)	(7,030)
Accrued vacations	(3,971)	405	-	405	(3,566)
Manufacturing expenses	60,160	6,599	-	6,599	66,759
Unrealized gains (losses) from sales of products	(105,879)	21,168	-	21,168	(84,711)
Fair value of bonds	(3,684)	-	3,023	3,023	(661)
Severance indemnity	4,483	145	-	145	4,628
Hedging	22,890	(17,629)	-	(17,629)	5,261
Inventory of products, spare parts and supplies	(15,027)	(5,802)	-	(5,802)	(20,829)
Research and development expenses	4,917	2,101	-	2,101	7,018
Capitalized interest	20,449	1,310	-	1,310	21,759
Expenses in assumption of bank loans	2,243	674	-	674	2,917
Unaccrued interest	(215)	176	-	176	(39)
Fair value of property, plant and equipment	2,743	(2,140)	-	(2,140)	603
Employee benefits	(2,027)	1,646	-	1,646	(381)
Royalty deferred income taxes	8,430	(507)	-	(507)	7,923
Unused tax losses	(1,509)	1,041	-	1,041	(468)
Purchase of intangible assets	-	235	-	235	235
Provision for lawsuits and legal expenses	(1,823)	(55)	-	(55)	(1,878)
Provision for investment plan	(2,487)	(1,738)	-	(1,738)	(4,225)
Provision of fines and crushing site closure	(745)	(855)	-	(855)	(1,600)
Other	(3,170)	2,841	-	2,841	(329)
Total temporary differences, losses and unused fiscal credits	125,222	25,519	3,023	28,542	153,764

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-189

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.5         Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2014 and December 31, 2013, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2014	12/31/2013
	ThUS$	ThUS$

Chile	715	468
Total	715	468

Tax losses as of December 31, correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras S.A. e Isapre Norte Grande Ltda.

d.6       Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2014, 2013 and 2012 are as follows:

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139	139
Doubtful accounts impairment	81	81	81
Inventory impairment	1,020	1,020	1,020
Pensions plan	(536)	(536)	(536)
Accrued vacations	29	29	29
Depreciation	(57)	(57)	(57)
Other	(19)	(19)	(19)
Balances to date	657	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-190

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7       Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2014 and December 31, 2013 are detailed as follows:

	12/31/2014	12/31/2013
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	153,764	125,222
Increase (decrease) in deferred taxes in profit or loss	68,934	25,519
Increase (decrease) in deferred taxes in equity	311	3,023
Balances to date	223,009	153,764

d.8      Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(94,796)	(113,326)	(187,715)
Adjustments to prior year current income tax	3,043	305	145
Current income tax expense, net, total	(91,753)	(113,021)	(187,570)

Deferred tax expense
Deferred tax expense (income) related to the creation and reversal of temporary differences	(16,629)	(25,518)	(28,512)

Deferred tax expense (income) related to changes in tax rates	(52,304)	-	-

Deferred tax expense, net, total	(68,933)	(25,518)	(28,512)
Tax expense (income)	(160,686)	(138,539)	(216,082

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-191

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(7,761)	(8,267)	(14,790)
Current income tax expense, domestic, net	(136,296)	(104,769)	(172,780)
Current income tax expense, net, total	(144,057)	(113,036)	(187,570)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(138)	492	474
Deferred tax expense, domestic, net	(16,491)	(25,995)	(28,986)
Deferred tax expense, net, total	(16,629)	(25,503)	(28,512
Income tax expense	(160,686)	(138,539)	(216,082)

d.9	Equity interest in taxation attributable to equity-accounted investees

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-192

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10     Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2014	12/31/2014	12/31/2014
	ThUS$	ThUS$	ThUS$
Cash flow hedge	1,638	(311)	1,327
Total	1,638	(311)	1,327

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2013	31/12/2013	31/12/2013
	ThUS$	ThUS$	ThUS$
Cash flow hedge	15,113	(3,023)	12,090
Total	15,113	(3,023)	12,090

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2012	31/12/2012	31/12/2012
	ThUS$	ThUS$	ThUS$
Cash flow hedge	(6,236)	1,580	(4,656)
Total	(6,236)	1,580	(4,656)

d.11    Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-193

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	Income (expense)
	12/31/2014	12/31/2013	12/31/2012
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	404,964	613,109	873,451
Income tax rate in force in Chile	21%	20%	20%

Tax expense using the legal rate	(85,042)	(122,622)	(174,690)
Effect of royalty tax expense	(7,583)	(10,277)	(25,486)
Tax effect of non-taxable revenue	5,420	5,669	7,419
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(1,897)	(1,955)	(3,091)
Tax effect of tax rates supported abroad	(4,050)	(2,268)	(5,265)
Effect of tax rate from changes in tax rate	(52,304)	-	-
Other tax effects from reconciliation between accounting income and tax expense (income)	(15,230)	(7,086)	(17,969)
Tax expense using effective rate	(160,686)	(138,539)	(138,539)

d.12    Tax periods potentially subject to verification:

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-194

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 28 Income tax and deferred taxes (continued)

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

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-195

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 29 Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2014 ThUS$	12/31/2013 ThUS$
Current assets
Cash and cash equivalents	ARS	12	-
Cash and cash equivalents	BRL	29	73
Cash and cash equivalents	CLP	6,355	25,391
Cash and cash equivalents	CNY	769	384
Cash and cash equivalents	EUR	10,449	9,230
Cash and cash equivalents	GBP	5	14
Cash and cash equivalents	IDR	4	4
Cash and cash equivalents	INR	12	7
Cash and cash equivalents	MXN	736	428
Cash and cash equivalents	PEN	1	2
Cash and cash equivalents	THB	2,055	2,161
Cash and cash equivalents	YEN	1,701	1,435
Cash and cash equivalents	ZAR	4,046	7,229
Subtotal cash and cash equivalents		26,174	46,358
Other current financial assets	CLF	60,153	-
Other current financial assets	CLP	255,045	108,892
Subtotal other current financial assets		315,198	108,892
Other current non-financial assets	ARS	22	21
Other current non-financial assets	AUD	-	95
Other current non-financial assets	BRL	2	1
Other current non-financial assets	CLF	59	75
Other current non-financial assets	CLP	20,985	25,814
Other current non-financial assets	CNY	101	33
Other current non-financial assets	EUR	5,594	5,383
Other current non-financial assets	AED	-	-
Other current non-financial assets	INR	-	-
Other current non-financial assets	MXN	1,503	793
Other current non-financial assets	PEN	-	3
Other current non-financial assets	THB	42	13
Other current non-financial assets	ZAR	972	801
Subtotal other current non-financial assets		29,280	33,032
Trade and other receivables	ARS	-	-
Trade and other receivables	AUD	-	-
Trade and other receivables	BRL	29	32
Trade and other receivables	CLF	1,174	507
Trade and other receivables	CLP	80,240	50,112
Trade and other receivables	CNY	2,368	9
Trade and other receivables	EUR	24,496	31,975
Trade and other receivables	GBP	269	261
Trade and other receivables	MXN	322	240
Trade and other receivables	PEN	88	92
Trade and other receivables	THB	4,713	1,823
Trade and other receivables	INR	-	-
Trade and other receivables	ZAR	18,162	14,742
Subtotal trade and other receivables		131,861	99,793
Receivables from related parties	AED	379	379
Receivables from related parties	CLP	87	517
Receivables from related parties	EUR	1,360	845
Receivables from related parties	THB	1,506	-
Receivables from related parties	CNY	105	-
Receivables from related parties	YEN	206	197
Receivables from related parties	ZAR	3,771	9,157
Subtotal receivables from related parties		7,414	11,095

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-196

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 29 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2014 ThUS$	12/31/2013 ThUS$
Current tax assets	AUD	-	-
Current tax assets	CLP	1,803	1,033
Current tax assets	EUR	68	75
Current tax assets	ZAR	-	-
Current tax assets	MXN	1,122	230
Current tax assets	PEN	253	267
Subtotal current tax assets		3,246	1,605
Non-current assets
Other non-current financial assets	BRL	-	27
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	39	45
Subtotal other non-current financial assets		59	92
Other non-current non-financial assets	BRL	170	191
Other non-current non-financial assets	CLP	727	758
Subtotal other non-current non-financial assets		897	949
Non-current right receivable	CLF	1,028	465
Non-current right receivable	CLP	1,016	818
Subtotal non-current rights receivable		2,044	1,283
Equity-accounted investees	AED	19,459	24,215
Equity-accounted investees	CLP	1,159	1,649
Equity-accounted investees	IDR	-	802
Equity-accounted investees	EUR	8,004	7,924
Equity-accounted investees	INR	754	-
Equity-accounted investees	THB	2,038	1,876
Equity-accounted investees	TRY	14,956	15,336
Subtotal equity-accounted investees		46,370	51,802
Intangible assets other than goodwill	CLP	402	507
Intangible assets other than goodwill	CNY	1	3
Subtotal intangible assets other than goodwill		403	510
Property, plant and equipment	CLP	4,240	5,633
Subtotal property, plant and equipment		4,240	5,633
Total non-current assets		54,013	60,269
Total assets		567,186	361,044

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-197

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 29 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2014			12/31/2013
Class of liability	Currency	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,822	6,329	11,151	1,455	77,866	79,321
Other current financial liabilities	CLP	-	-	-	-	141,704	141,704
Subtotal other current financial liabilities		4,822	6,329	11,151	1,455	219,570	221,025
Trade and other payables	ARS	-	-	-	3	-	3
Trade and other payables	BRL	52	-	52	64	-	64
Trade and other payables	CHF	1	-	1	1	-	1
Trade and other payables	CLP	67,326	3,163	70,489	55,785	26,224	82,009
Trade and other payables	CNY	2,622	-	2,622	117	-	117
Trade and other payables	EUR	10,442	-	10,442	18,654	-	18,654
Trade and other payables	GBP	14	-	14	6	-	6
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	20	-	20	485	-	485
Trade and other payables	PEN	6	-	6	3	-	3
Trade and other payables	ZAR	1,470	-	1,470	2,517	-	2,517
Subtotal trade and other payables		81,954	3,163	85,117	77,636	26,224	103,860
Other current provisions	ARS	-	-	-	62	-	62
Other current provisions	BRL	524	13	537	821	595	1,416
Other current provisions	CLP	9	-	9	6	-	6
Other current provisions	EUR	6	-	6	7	-	7
Other current provisions	INR	-	-	-	1	-	1
Subtotal other current provisions		539	13	552	897	595	1,492
Current tax liabilities	CLP	-	-	-	-	33	33
Current tax liabilities	EUR	-	1,544	1,544	-	1,553	1,553
Current tax liabilities	MXN	-	896	896	-	-	-
Subtotal current tax liabilities		-	2,440	2,440	-	1,586	1,586
Current provisions for employee benefits	CLP	-	-	-	24,172	-	24,172
Current provisions for employee benefits	MXN	-	-	-	156	-	156
Subtotal current provisions for employee benefits		-	-	-	24,328	-	24,328

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-198

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 29 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2014			12/31/2013
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	18	-	18	55	-	55
Other current non-financial liabilities	CLP	5,557	2,158	7,715	7,055	19,922	26,977
Other current non-financial liabilities	CNY	-	-	-	18	-	18
Other current non-financial liabilities	EUR	546	-	546	2,442	-	2,442
Other current non-financial liabilities	MXN	1,479	62	1,541	720	62	782
Other current non-financial liabilities	AUD	70	-	70	-	-	-
Other current non-financial liabilities	PEN	-	-	-	70	-	70
Other current non-financial liabilities	THD	4	-	4	-	-	-
Other current non-financial liabilities	ZAR	37	-	37	8	-	8
Subtotal other current non-financial liabilities		7,711	2,220	9,931	10,368	19,984	30,352
Total current liabilities		95,026	14,165	109,191	114,684	267,959	382,643

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-199

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 29 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

			12/31/2014
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,088	46,524	6,088	6,088	262,761	327,549
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		6,088	46,524	6,088	6,088	262,761	327,549
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	1,793	1,793
Non-current provisions for employee benefits	MXN	-	-	-	-	115	115
Non-current provisions for employee benefits	YEN	-	-	-	-	449	449
Subtotal non-current provisions for employee benefits		-	-	-	-	2,357	2,357
Total non-current liabilities		6,088	46,524	6,088	6,088	265,118	329,906

			12/31/2013
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,471	6,488	50,648	6,521	293,841	363,969
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		6,471	6,488	50,648	6,521	293,841	363,969
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	28,532	28,532
Non-current provisions for employee benefits	MXN	-	-	-	-	131	131
Non-current provisions for employee benefits	YEN	-	-	-	-	494	494
Subtotal non-current provisions for employee benefits		-	-	-	-	29,157	29,157
Total non-current liabilities		6,471	6,488	50,648	6,521	322,998	393,126

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-200

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 30 Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.        Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment. As of December 31, 2014 and December 31, 2013, the balance amounts to ThUS$28,401 and ThUS$ 28,568, respectively.

2.        Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of December 31, 2014 and December 31, 2013, the balance amounts to ThUS$ 29,569 and ThUS$ 33,388 respectively.

3.        Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: as of December 31, 2014 and December 31, 2013, the balance amounts to ThUS$2,352 and ThUS$7,064, respectively.

4.        Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of December 31, 2014 and December 31, 2013, the balance amounts to ThUS$2,207 and ThUS$ 630, respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources for the year ended December 31, 2014 ThUS$9,910, and correspond to non-metallic projects. Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-201

Notes to the Consolidated Financial Statements as of December 31, 2014

Note 31 Events occurred after the reporting date

31.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2014 were approved and authorized for issuance by the Company’s Audit Committee on May 15, 2015.

31.2	Disclosures on events occurring after the reporting date

The Chilean Internal Revenue Service (Servicio de Impuestos Internos or the “SII”) has been conducting tax investigations related to the payment of invoices by companies, including SQM, for services that may not have been properly supported. The Chilean Public Prosecutor (Ministerio Público) has been conducting related inquiries to determine whether such payments may be linked with alleged violations of political contribution laws involving a variety of Chilean companies, including SQM, and government officials.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues referred to in the above paragraph and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee has engaged its own lawyers from Chile and the United States and forensic accountants from the United States to assist as it proceeds with its internal review.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s former CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corp., one of SQM’s two principal shareholder groups. Potash Corp. issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered and therefore may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO during the six-year tax period from 2009 to 2014. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-202

Notes to the Consolidated Financial Statements as of December 31, 2014

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and current CEO and CFO in their capacities as the Company’s tax representatives relating to the US$11 million in payments referred to above. This and subsequent related claims filed by the SII are subject to review by the Public Prosecutor in order to determine whether to pursue charges against any of the parties in their personal capacities.

On March 30, 2015, the Company submitted amendments to its tax returns for the 2009 to 2014 tax years and has paid taxes and interest relating to such amended returns totaling approximately US$7 million. The aggregate amount was approximately evenly distributed over the six-year period, but as the amounts were inconsequential in each individual year, the Company recorded a provision for the aggregate amount in the “other expenses” line-item of the income statement for the year ended December 31, 2014. The Company’s management does not believe there will be any additional material impact to the Company’s business, financial condition, cash flows or results of operations.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above.

On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiaries during the same six-year tax period that were authorized by the former CEO and that also may have been insufficiently supported. On the same date, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by Potash Corp., and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of the invoices that were not properly supported by services rendered and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If, as a result of the formal investigation, the former CEO is charged and finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court (Octavo Tribunal de Juicio Oral en lo Penal de Santiago) totaling 50% to 300% of the tax paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII on March 30, 2015. This claim is subject to review by the Public Prosecutor in order to determine whether to pursue charges against any of the parties in their personal capacities.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-203

Notes to the Consolidated Financial Statements as of December 31, 2014

31.3	Detail of dividends declared after the reporting date

On March 24, 2015, the Company’s Board of Directors, who met in an Ordinary Meeting, unanimously agreed to recommend at the next Annual General Shareholders' Meeting of SQM to distribute and pay, by way of final dividend, 50% of the distributable net income obtained by SQM during the fiscal year 2014 (as presented in the Chilean statutory consolidated financial statements).

This recommendation maintains SQM’s "Dividend Policy for the 2014 Business Year" which was presented to shareholders at SQM’s Annual General Shareholders' Meeting held on April 25, 2014.

At the Annual General Shareholders' Meeting on April 24, 2015, SQM’s shareholders approved the payment by the Company of a final dividend of US$ 0.56304 per share based on the distributable net income obtained during the 2014 fiscal year. The amount of US$ 0.41493 per share, which was already paid as an provisional dividend, must be deducted from this final dividend and the balance, in the amount of US$ 0.14811 per share, was paid and distributed to SQM’s shareholders who were registered in the respective Registry by the fifth business day before the day on which the dividend was paid. This amount was paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that was published in the Official Gazette on April 24, 2015.

This dividend amount was paid to the corresponding shareholders, in person or through their duly authorized representatives, as of 9:00 am on May 8, 2015.

Management was not aware of any other significant events that occurred between December 31, 2014 and the date of issuance of these consolidated financial statements that may affect them significantly.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (562) 425 2000 www.sqm.com
F-204