Form 20-F
period 2015-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2016-04-21
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange act of 1934: ☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ YES ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act.

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

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): ☐ YES  ☒  NO

ii

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “$,” “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2015, UF 1.00 was equivalent to US$36.09 and Ch$25,629.09 according to the Chilean Central Bank (Banco Central de Chile). As of April 15, 2016, UF 1.00 was equivalent to US$38.79 and Ch$25,855.14.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

Our fiscal year ends on December 31. As December 31 is a public holiday in Chile, certain financial information is reflected as of December 30, 2015.

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

iii

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

iv

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2015 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2015.

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

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial data as of December 31, 2015 and the previous four years. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

	As of and for the year ended December 31,
(in millions of US$)(1)	2015	2014	2013	2012	2011
Statement of income:
Revenues	1,728.3	2,014.2	2,203.1	2,429.2	2,145.3
Cost of sales	(1,185.6)	(1,431.2)	(1,481.7)	(1,400.6)	(1,290.5)
Gross profit	542.7	583.0	721.5	1,028.6	854.8

Other income (2)	15.3	24.1	96.7	12.7	47.7
Administrative expenses	(86.8)	(96.5)	(105.2)	(106.4)	(91.8)
Other expenses (3)(4)	(106.4)	(64.3)	(49.4)	(34.6)	(63.0)
Other gains (losses)	3.8	4.4	(11.4)	0.7	5.8
Finance income	11.6	16.1	12.7	29.1	23.2
Finance expenses	(69.9)	(63.4)	(58.6)	(54.1)	(39.3)
Equity income of associates and joint ventures accounted for using the equity method	10.3	18.1	18.8	24.4	21.8
Foreign currency exchange differences	(12.4)	(16.5)	(12.0)	(26.8)	(25.3)
Income before income tax expense (3)	308.3	405.0	613.1	873.5	733.8

Income tax expense (5)	(83.8)	(160.7)	(138.5)	(216.1)	(179.7)

Profit for the year (3)(5)	224.5	244.3	474.6	657.4	554.1
Profit attributable to:
Controlling interests (3)(5)	220.4	236.9	467.1	649.2	545.8
Non-controlling interests	4.2	7.4	7.5	8.2	8.4
Profit for the year (3) (5)	224.5	244.3	474.6	657.4	554.1

Basic earnings per share(6)	0.84	0.90	1.77	2.47	2.07
Basic earnings per ADS(7)(8)	0.84	0.90	1.77	2.47	2.07
Dividends per share(8)(9)(10)	0.47	1.42	1.04	1.25	1.04
Dividends per ADS(9)(10)(11)	0.47	1.42	1.04	1.25	1.04
Weighted average(6)(7) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2)	Other income for 2013 includes US$84 million for the sale of royalties for the Antucoya mining project. After taxes, this sale had a one-time effect of US$67 million on profit for the year.

(3)

Other expenses for 2014 includes provisions of approximately US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”), such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the SII and the Chilean Public Prosecutor (Ministerio Público) in relation to certain payments made by SQM between the tax years 2009 and 2015.”

(4)	Other expenses for 2015 includes a charge of US$57.7 million for depreciation and severance indemnities related to the restructuring of our Pedro de Valdivia operations.

(5)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s statutory consolidated financial statements filed with the SVS. The effects of subsequent changes in the income tax rate will be recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.

(6)	The Company has not conducted any transaction that would give rise to a potential dilutive effect on its earnings per share in any of the indicated years. The total number of outstanding shares as of each period end is the same as the weighted average shares outstanding.

(7)	The calculation of earnings per ADSs and dividends per ADS for the years indicated is based on the ratio of 1:1.

(8)	Dividends per share are calculated based on 263,196,524 shares for each of the years indicated.

(9)	Dividends are paid from net income as determined in accordance with SVS regulations. See “Item 8.A. Dividend Policy.” For dividends in Ch$, see “Item 8.A. Dividend Policy—Dividends.”

(10)	Dividend amount paid per calendar year to shareholders of the Company. See “Item 8.A. Dividend Policy.”

(11)	Dividend amounts per share paid in Chilean pesos were Ch$316.06 in 2015, Ch$806.79 in 2014, Ch$536.16 in 2013, Ch$604.59 in 2012 and Ch$519.39 in 2011.

	As of and for the year ended December 31,
(in millions of US$)	2015	2014	2013	2012	2011
Balance sheet data:
Total assets	4,643.8	4,663.7	4,767.6	4,416.4	3,871.6
Total liabilities	2,243.4	2,371.1	2,335.4	2,229.0	2,007.2
Total equity	2,400.4	2,292.5	2,432.2	2,187.4	1,864.4
Equity attributable to controlling interests	2,339.8	2,232.6	2,376.6	2,132.8	1,812.8
Equity attributable to non-controlling interest	60.6	59.9	55.6	54.7	51.5
Capital stock	477.4	477.4	477.4	477.4	477.4

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

The U.S. dollar is our functional currency. However, unless otherwise indicated, any amounts translated into U.S. dollars from Chilean pesos were translated using the Observed Exchange Rate for December 31, 2015, which was Ch$710.16 per US$1.00. As of March 28, 2016 the Observed Exchange Rate was US$1.00 per Ch$682.36.

Observed Exchange Rate(1)

(Ch$ per US$)

Year	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)

2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.59	479.96
2013	466.50	533.95	495.18	524.61
2014	527.53	621.41	570.34	606.75
2015	597.10	715.66	654.66	710.16

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)

2015
November	688.94	715.66	705.00	711.20
December	693.72	711.52	704.19	710.16
2016
January	710.37	730.31	721.96	710.37
February	689.18	715.41	703.31	794.17
March	669.80	694.82	680.96	669.80
April (through April 15, 2016)	666.60	682.45	674.37	666.60

Source: Central Bank of Chile

(1)	Reflects high and low rates on a day-to-day basis, for each period reported.

(2)	The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.

(3)	Based on transactions observed during the last day of the period.

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

Risks Relating to our Business

We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The SII has been conducting investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor is conducting related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws. The SII and the Chilean Public Prosecutor are also conducting similar investigations related to the payment of invoices by other Chilean companies that may not have been properly supported or that may not have been necessary to generate corporate income.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues that were the subject of the SII and Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review. The U.S. lawyers retained by the ad-hoc Committee were principally charged with reviewing the relevant facts and analyzing those facts against the requirements of the U.S. Foreign Corrupt Practices Act (“FCPA”). The factual findings of the ad-hoc Committee, however, were ultimately shared with Chilean as well as U.S. authorities.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then- CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corporation of Saskatchewan Inc. (“PCS”), one of SQM’s two principal shareholder groups. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were also authorized by the former CEO and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar S.A. filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta), filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Public Prosecutor.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the SVS proceeded to fine the three current and the two former members of the Board of Directors UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Public Prosecutor.

On June 17, 2015, Oscar Gajardo S., a minority shareholder of SQM, filed a lawsuit against each member of the Company’s Board of Directors serving at the time of the matters giving rise to the claim, as well as against certain members of its management, alleging that campaign contributions regulated by Chilean law and the Chilean Electoral Service that were made by the Company with Board approval additionally required shareholder approval. The plaintiff filed similar lawsuits against a number of other Chilean companies and their management. These claims are under review by the Public Prosecutor.

On July 31, 2015, the deputy of the Tarapacá region of Chile, Hugo Gutiérrez G., filed a lawsuit against the Company, broadly alleging violations of the anti-corruption and money laundering provisions of Law No. 20,393 on Criminal Liability of Legal Entities. Potential sanctions under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the Company executing contracts with governmental entities, and (iv) dissolution of the Company. This claim is under review by the Public Prosecutor.

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The Company has not paid any indemnities to the former CEO, and the lawsuit is pending in the Chilean courts. The Company estimates that no provision is needed at this stage.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York.  On November, 13, 2015, our former CEO and current CEO and CFO were voluntarily dismissed from the case without prejudice.  On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. For more information on the consolidated class action, see “Item 8.A.7 Legal Proceedings.”

On December 15, 2015, the ad-hoc Committee presented its findings to the Board of Directors. In addition to presenting a discussion of the facts surrounding the payments at issue, the ad-hoc Committee concluded that, for purposes of the U.S. Foreign Corrupt Practices Act:

(a)	payments were identified that had been authorized by SQM's former CEO for which the Company did not find sufficient supporting documentation;
(b)	no evidence was identified that demonstrated that the payments were made in order to induce a public official to act or refrain from acting in order to assist SQM in obtaining economic benefits;
(c)

regarding the cost center managed by SQM's former CEO, it was concluded that the Company's books did not accurately reflect transactions that have been questioned, notwithstanding the fact that, based on the amounts involved, these transactions were deemed quantitatively immaterial in comparison to SQM's equity, revenues, expenses or earnings within the reported period; and

(d)	SQM's internal controls were not sufficient to supervise the expenses made by the cost center managed by SQM's former CEO and that the Company trusted Patricio Contesse G. to make proper use of the resources.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the SEC and the U.S. Department of Justice (“DOJ”)), and it has cooperated with requests for additional documents and information from these authorities regarding the internal investigation discussed above.

In both Chile and the U.S., the authorities’ review of the questioned payments is ongoing. We are unable to predict the duration, scope, or results of this review, or how it may affect our business, financial condition, cash flows, results of operations and the prices of our securities. There can be no assurance that the authorities will agree with the conclusions of the ad-hoc Committee or that the authorities will not conclude that a violation of applicable law has occurred. There can be no assurance that authorities in Chile or the U.S. will not undertake a broader investigation or seek to commence additional litigation against the Company.

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. Chilean authorities, the SEC and the DOJ could impose a range of sanctions, including, but not limited to fines and civil, criminal penalties or, in the case of Chilean authorities, the sanctions discussed above under Law No. 20,393. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

For more information, see “Item 8.A.7 Legal Proceedings.”

An arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

Our subsidiary SQM Salar S.A. (“SQM Salar”) holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2015, revenue related to products originating from the Salar de Atacama represented 38% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to construct or replace markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied mutually agreed formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. However, an adverse ruling awarding damages sought by Corfo or permitting early termination of the Lease Agreement would have a material adverse effect on our business, financial condition, cash flows, results of operations and share price. We cannot assure you that Corfo will not use this arbitration proceeding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to SQM Salar. In addition, we cannot assure you that Corfo will not take other actions in the future in relation to the Lease Agreement that are contrary to our interests.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 29.97% of SQM’s total shares as of December 31, 2015. See “Item 6.E. Share Ownership.” The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The SVS alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision imposing an aggregate fine against all of the defendants of UF 4.0 million (approximately US$144.7 million as of December 31, 2015), including a fine against Mr. Ponce of UF 1.7 million (approximately US$61.4 million as of December 31, 2015) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.2 million as of December 31, 2015). The defendants are currently challenging the SVS administrative decision before a Chilean Civil Court.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. The SII requested payment of taxes by the Cascading Companies, and the Cascading Companies filed a complaint with the tax courts.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

We identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer

In connection with the preparation of our financial statements as of and for the year ended December 31, 2014, and in accordance with Public Company Accounting Oversight Board standards as required by the SEC, our management assessed the effectiveness of its internal control over financial reporting as of December 31, 2014. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO as of December 31, 2014. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. Accordingly, our management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective. See “Item 15. Controls and Procedures—Disclosure Control and Procedures.”

Any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

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

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, in 2014 and 2015, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which increased volatility in the price of fertilizers. The average price for our potassium chloride and potassium sulfate business line was approximately 8% lower in 2015 compared to 2014. In addition, our sales volumes for this business line were approximately 20% lower in 2015 compared to 2014, as a result of shipping and production delays during the first half of the year. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$28 per kilogram in 2015, approximately 26% less than average prices obtained in 2014. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a decrease in lithium prices and sales volumes. In September 2009, we announced a 20% reduction in lithium carbonate and lithium hydroxide prices as a means of stimulating demand. As a result, in 2010 we observed demand recovery in the lithium carbonate market, and this upward trend has continued over the last few years, driven mostly by an increase in demand related to battery use. In 2015, demand growth was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 10% compared to 2014. We cannot assure you that lithium prices and sales volumes will not decline in the future.

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

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2015, approximately 56% of our sales were made in emerging market countries: 26% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 11% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. At the end of 2015, our inventory levels were relatively high compared to prior years. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

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

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 19% in 2015. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists and were most recently validated in January 2016 by Mrs. Marta Aguilera and Mr. Orlando Rojas. Mrs. Aguilera is a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Geology and Mining Development. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”), and she is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with such law and related regulations. Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

Our Salar de Atacama brine mining reserve estimates are prepared by our own hydrogeologists and geologists and were most recently validated in March 2016 by Mr. Álvaro Henríquez and Mr. Orlando Rojas. Mr. Henríquez is a geologist with more than ten years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law and related regulations. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

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

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

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

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 65% were represented by 24 labor unions as of December 31, 2015. As in previous years, during 2015, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. The next cycle of negotiations began in January 2016. Collective labor contracts with 19 unions representing 78% of unionized workers expire in 2017. Collective labor contracts with three unions representing 15% of unionized workers expire in 2018. The collective labor contracts with two unions representing 7% of unionized workers expire in 2019. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the respective company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 29, 2014, the Government of Chile sent the Chilean Congress a bill introducing modifications to the Labor Code in relation to collective rights. The objective of the bill is to implement a labor relations system that gives more power to unions. This bill could undergo modifications after being discussed by the parliament during 2016. Therefore, we are not able to predict the potential effects of such bill on the Company.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements and “Item 8.A. Legal Proceedings”. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

In 2009, the Chilean labor code (Código del Trabajo or “Labor Code”) established new procedures for labor matters which include oral trials conducted by specialized judges. The information available indicates that the majority of these oral trials have found in favor of the employee. These new procedures have increased the probability of adverse judgments in labor lawsuits that could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2015, the Chilean peso exchange rate was Ch$710.16 per U.S. dollar, while as of December 31, 2014, the Chilean peso exchange rate was Ch$606.75 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 17% in 2015. As of April 15, 2016, the Observed Exchange Rate was Ch$666.60 per U.S. dollar.

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

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on LIBOR, plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2015, approximately 15% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

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

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease Agreement, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately 55% of the total accumulated extraction limit of lithium. There can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement. In addition, we cannot assure you that Corfo will not take other actions in the future in respect of the Lease Agreement that are contrary to our interests. See “—Risks Relating to our Business—An arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations.”

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

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing, under certain conditions, the granting of water use rights of up to two liters per second for each well built prior to June 30, 2004, in the areas where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual fees to maintain water rights that have been granted to us and that we are not exercising. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

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

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% to 24% in 2016. It will increase to 25.5% in 2017 and increase to a maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States until the treaty that has been signed enters into force) will be subject to a higher effective tax rate than residents of treaty jurisdictions.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense as presented in the Company’s statutory consolidated financial statements filed with the SVS.

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

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquake in Chile occurred offshore in 2015 and had a magnitude of 8.3 on the Richter scale. There were also earthquakes in 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

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

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

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

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. securities laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

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

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2015. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3.D. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10.E. Taxation—Chilean Tax Considerations.”

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

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile, and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”) and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

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

The capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During the year, we increased our iodine production capacity at Nueva Victoria to approximately 9,000 metric tons per year. Including Pedro de Valdivia and Nueva Victoria our effective iodine capacity is approximately 10,000 metric tons per year.

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

Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were as follows:

(in millions of US$)	2015	2014	2013
Capital expenditures	111.3	112.1	386.5

During 2015, we had total capital expenditures of US$111.3 million, primarily related to:

•	expansion of ponds at Nueva Victoria in order to increase the production of iodine and nitrates;
•	refining system at potassium nitrate plants;
•	exploration and construction of new wells to sustain production at the Salar de Atacama and
•	maintenance of production facilities in order to ensure production goals are met, as well as improvements in the open storage areas at the port of Tocopilla.

During 2014, we had total capital expenditures of US$112.1 million, primarily related to:

•	development of new extraction sectors and production increases for both nitrates and iodine at Nueva Victoria;
•	investments aimed at maintaining and improving the quality of finished nitrate products;
•	exploration and construction of wells to sustain long-term production at the Salar de Atacama;
•	consolidation of our corporate enterprise resource planning into SAP and
•	maintenance across all production units in order to ensure fulfillment of production targets.

During 2013, we had total capital expenditures of US$386.5 million, primarily related to:

•	improvement of nitrate-based products at Coya Sur;
•	investment relating to increasing production capacity of potassium-based products at the Salar de Atacama;
•	ongoing investment relating to increasing production capacity and efficiency in our nitrate and iodine facilities;
•	optimization of our potassium chloride facility at the Salar de Atacama;
•	projects to increase the efficiency of our human resources and logistics departments and
•	various projects designed to maintain production capacity, increase yields, and reduce costs.

The Board of Directors has approved a capital expenditures plan for 2016 of approximately US$150 million primarily focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and in order to increase iodine and nitrates production capacity at Nueva Victoria. Our 2016 capital investment program will not require any external financing. However, we always have the option to access capital markets in order to optimize our financial position.

4.B.	Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine. We also produce specialty plant nutrients, iodine derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 100 countries through our worldwide distribution network, with 89% of our sales in 2015 derived from countries outside Chile.

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

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

For the year ended December 31, 2015, we had revenues of US$1,728.3 million, gross profit of US$542.7 million and profit attributable to controlling interests of US$220.4 million. Our worldwide market capitalization as of December 31, 2015 was approximately US$5.0 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

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

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. We market iodine using the brand QIodine™.

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. We also sell lithium chloride solutions, which are primarily used as an input for the production of lithium derivatives. We market lithium using the following brands: QLithiumCarbonate™, QLithiumHydroxide™ and QLubelith™.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. We market potassium chloride using the brand Qrop™ MOP.

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, QPotassiumChloride™, QBoricAcid™ and Ultrasol™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2015, 2014 and 2013 according to our product lines:

	2015	2014	2013
Specialty Plant Nutrition	38%	35%	31%
Iodine and Derivatives	15%	17%	21%
Lithium and Derivatives	13%	10%	9%
Potassium	25%	29%	28%
Industrial Chemicals	6%	5%	7%
Other	3%	4%	4%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;
•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;
•	improve our operations on an ongoing basis, while taking care of our employees and the surrounding areas and communities, in accordance with our sustainable development policy;
•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

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

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate, lithium hydroxide and lithium chloride solutions; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

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

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

From time to time we evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We are continuously exploring the possibility of acquiring controlling stakes or other interests in companies that have mining properties in our core business areas and are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are currently focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper and gold. A significant portion of our mining properties are located in the Antofagasta region of Chile, where many large copper producers operate.

We have an in-house geological exploration team that explores the area directly, drilling targets and assessing new prospects. In 2015, the team identified 25 new targets and confirmed mineralization in four of the targets, using its own truck-mounted drill rigs. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of March 31, 2016, we had option agreements in place with six companies, including small junior mining companies, private equity firms and large mining companies.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 47% of global potassium nitrate sales by volume in 2015. During 2015, the potassium nitrate market decreased by around 3%, reaching an approximate size of 1 million metric tons. The decrease was due to a combination of lower demand for potassium nitrate for open field application and a decrease in sales to China. These estimates include only agricultural use of potassium nitrate and do not include potassium nitrate produced and sold locally in China, only net imports/exports.

In addition to potassium nitrate, we also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

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

In 2015, our specialty plant nutrients revenues decreased to US$651.2 million, representing 38% of our total revenues for that year and an 8.0% decrease from US$708.0 million in specialty plant nutrients revenues in 2014. This decrease was the result of lower sales volumes and prices compared to 2014. Total sales volumes decreased approximately 5%, and prices decreased approximately 3% in 2015. However, sales volumes for water soluble fertilizers, which is the market that in general yields higher margins and has more growth potential, increased approximately 5% in 2015.

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

Over the last ten years, the compound annual growth rate for vegetable production per capita was 3% while the compound annual growth rate for the world population was closer to 1%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, microirrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

Asia is the region with the lowest microirrigation to total irrigated hectares ratio in the world, reaching around 3%. This represents a high potential for this technology, which is reflected in the high growth rates in recent years.

The market for potassium nitrate in China is an important market for this product, although its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 160,000 is related to the tobacco industry and 100,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2015, 2014 and 2013:

29

	2015	2014	2013
Sales volumes (Th. MT)
Sodium nitrate	26.0	15.8	26.2
Potassium nitrate and sodium potassium nitrate	493.6	531.6	512.6
Specialty blends(1)	203.9	228.0	208.1
Other specialty plant nutrients(2)	107.5	102.5	100.8

Total revenues (in US$ millions)	651.2	708.0	687.5

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chlorine and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

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

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport and
•	to promote rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

Another benefit of our potassium nitrate is that, according to a 2014 study by the consulting firm Arthur D. Little Benelux, our production process generates up to 40% less greenhouse gases compared to other major potassium nitrate producers in the world.

In addition to these products, SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding and AllganicTM, for organic crops.

In 2015, we added a new product to our portfolio of specialty field fertilizers: QropTMKS. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in new markets.

Specialty Plant Nutrition: Marketing and Customers

In 2015, we sold our specialty plant nutrients in nearly 100 countries. No single customer represented more than 10% of our specialty plant nutrient revenues during 2015, and our ten largest customers accounted in the aggregate for approximately 34% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2015	2014	2013
North America	33%	30%	27%
Europe	22%	21%	20%
Central and South America	28%	31%	32%
Asia and Others	16%	18%	21%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain inventory of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and command a premium price.

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

In May 2008, we signed a joint venture agreement with Migao for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and has allowed us to increase our presence in China, which is one of the most important and fastest growing markets for the fertilizer industry.

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

In 2015, an asset transfer agreement was signed in December 2014 between Plantacote BV and Plantacote NV entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa, was acquired by Roulliers. As a result, Roullier manages the operations, and the production facilities are owned by SQM.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (“SQMC”).

SQMC is currently one of the main players in the Chilean market, offering a wide range of products developed specifically for the crops grown in the country. As specialty plant nutrients have differentiating qualities with respect to traditional fertilizers, they play a key role in this market.

SQMC sells local products as well as products imported from different countries around the world, including China and Mexico.

All contracts and agreements between Soquimich Comercial S.A. and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

Soquimich Comercial S.A.’s fertilizer sales represented approximately 26% of total fertilizer sales in Chile during 2015. Only one customer accounted for more than 10% of Soquimich Comercial S.A.’s revenues in 2015, accounting for 16% of fertilizer revenues. Soquimich Comercial S.A.’s consolidated revenues were approximately US$177 million and US$214 million in 2015 and 2014, respectively.

Specialty Plant Nutrition: Competition

We believe we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 29% of total world sales during 2015 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 47% of global potassium nitrate sales by volume for the period.

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

Iodine and its Derivatives

We believe we are the world’s largest producer of iodine. In 2015, our revenues from iodine and iodine derivatives amounted to US$262.6 million, representing 15% of our total revenues in that year. We estimate that our sales accounted for approximately 26% of world iodine sales by volume in 2015.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD and LED screens, chemicals, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

X-ray contrast media is the leading application of iodine, accounting for 22% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 10%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 4%; nylon, 4%; human nutrition, 3% and other applications, 17%.

We have seen steady growth in the iodine market over the last ten years, with the exception of 2009, which was affected by the global financial crisis, with demand being led by uses related to X-ray contrast media and pharmaceuticals. During 2015, iodine demand grew approximately 4% compared to 2014, partly as a result of a new use in the plastics industry. However, given that it may be possible to reuse a portion of the iodine that is available within the system of this new use, iodine consumption for this new application will likely be irregular in the coming years. We estimate that the global market size in 2015 was approximately 33,200 metric tons, with around 56% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 10,000 metric tons per year of iodine, including the Iris plant, which is located next to the Nueva Victoria plant.

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

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Iodine and derivatives	9.3	8.8	9.3

Total revenues (in US$ millions)	262.6	335.4	461.0

Our revenues decreased to US$262.6 million in 2015 from US$335.4 million in 2014. This decrease was primarily attributable to the decrease in iodine prices during 2015. Average iodine prices were more than 26% lower in 2015 when compared to 2014. Our sales volumes increased 6% in 2015, outpacing global iodine demand growth.

Iodine: Marketing and Customers

In 2015, we sold our iodine products to approximately 270 customers in close to 50 countries, and most of our sales were exports. Only two customers accounted for more than 10% of our iodine revenues in 2015. These two customers accounted for approximately 33% of revenues, and our ten largest customers accounted in the aggregate for approximately 71% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues for 2015, 2014 and 2013:

Revenues breakdown	2015	2014	2013
North America	29%	31%	35%
Europe	34%	35%	36%
Central and South America	4%	4%	4%
Asia and Others	33%	30%	25%

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

Six Chilean companies accounted for approximately 56% of total global sales of iodine in 2015, including SQM, with approximately 26%, and five other producers, accounting for the remaining 30%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family De Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; SCM Bullmine and RB Energy (a Canadian company previously known as Sirocco Mining Inc. or as Atacama Minerals).

We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2015, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 6% of world iodine sales in 2015.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD and LED consumption, has increased over the past few years and currently represents approximately 18% of world iodine sales. It is estimated that approximately 75% of total world iodine recycling was done by Japanese iodine producers.

We, through ASG or alone, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$28 per kilogram in 2015, continuing the downward trend observed in 2014.

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

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2015, our revenues from lithium sales amounted to US$223.0 million, representing 13% of our total revenues. We estimate that our sales volumes accounted for approximately 26% of the global lithium chemicals sales volumes.

Lithium: Market

Lithium is mainly sold as lithium carbonate. The next most traded compound is lithium hydroxide. Both of these compounds are used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for 49% of total demand, including batteries for electric vehicles, which accounted for 12% of total lithium demand. Lithium carbonate is also used in applications such as ceramic and enamel frits (5% of demand), heat resistant glass (ceramic glass) (5% of demand), air conditioning chemicals (3% of demand), continuous casting powder for steel extrusion (2% of demand), primary aluminum smelting process (1% of demand) and others, including the synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating greases industry (10% of demand), as well as in the dyes and the battery industries.

Lithium chloride solutions are primarily used as an input for the production of lithium derivatives.

Lithium’s main properties, which facilitate its use in this range of applications, are:

•	it is the lightest solid element at room temperature;
•	it has a low coefficient of thermal expansion;
•	it has high electrochemical potential and low density and
•	it is the solid with the highest specific heat capacity.

During 2015, lithium chemicals demand increased by approximately 5%, reaching approximately 151,000 metric tons, with close to 43% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, as a byproduct of the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We also sell the lithium chloride solutions that we produce at the Salar de Atacama. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Lithium and derivatives	38.7	39.5	36.1

Total revenues (in US$ millions)	223.0	206.8	196.5

Our revenues in 2015 were US$223.0 million, an 8.0% increase from US$206.8 million in 2014, due to higher prices. The average price for 2015 was approximately 10% higher than the average price in 2014, as global demand growth outpaced supply growth.

Lithium: Marketing and Customers

In 2015, we sold our lithium products to over 210 customers in around 50 countries, and most of our sales were exports. No single customer accounted for more than 10% of our lithium revenues in 2015. Our ten largest customers accounted in aggregate for approximately 58% of revenues. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 16% of the cost of sales.

The following table shows the geographical breakdown of our revenues for 2015, 2014 and 2013:

Revenues breakdown	2015	2014	2013
North America	11%	11%	12%
Europe	21%	22%	25%
Central and South America	1%	1%	2%
Asia and Others	67%	66%	62%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate, lithium hydroxide and lithium chloride solutions are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Albemarle, which, according to our estimates, has a market share of approximately 20%, and FMC Corporation (“FMC”), which has an estimated market share of approximately 12%. In addition, there are at least ten lithium producers in China that, together, supplied approximately 40% of the world market in 2015. These producers can be divided according to the type of raw material they use: brines (8%) or hard rock (32%). A significant portion of the hard rock that is processed in China is imported from Australia. The largest producer in China is Sichuan Tianqi Lithium Industries (“Tianqi”). Albemarle produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Albemarle and Tianqi are 49%/51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom. Orocobre Ltd. began lithium carbonate production in Argentina in April 2015. Although Orocobre only had a market share of 1% in 2015, this market share is expected to increase in 2016.

We believe that lithium production will increase in the near future, balancing the expected growth in demand. Recently, a number of new projects to develop lithium deposits have been announced recently. Some of these projects are already under advanced development and others could materialize in the medium term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2015, our potassium chloride and potassium sulfate revenues amounted to US$430.2 million, representing 25% of our total revenues and a 26.4% decrease compared to 2014.

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

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1% to 2%, although demand decreased in 2015. We estimate that demand totaled approximately 57 to 58 million metric tons, a decrease of approximately 11% with respect to 2014. This decrease was mainly the result of lower commodity crop prices. Demand was also impacted by economic uncertainty, which led to currency devaluation in many markets. The weaker demand was also reflected in prices, which decreased throughout the year.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 37% of world potassium consumption, including corn (15%), rice (12%) and wheat (6%). Oilseeds, predominantly soybeans and palm oil, represent approximately 20% of total potassium demand. Fruits and vegetables account for around 17% of world potassium demand, and sugar crops account for close to 8%.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer this product in soluble grades.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	1,241.8	1,556.2	1,434.9

Total revenues (in US$ millions)	430.2	584.3	606.3

Potassium: Marketing and Customers

In 2015, we sold potassium chloride and potassium sulfate in over 70 countries. No single customer accounted for more than 11% of our revenues of potassium chloride and potassium sulfate in 2015, and we estimate that our ten largest customers accounted in the aggregate for approximately 46% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 14% of the cost of sales for the business line.

The following table shows the geographical breakdown of our revenues for 2015, 2014 and 2013:

Revenues breakdown	2015	2014	2013
North America	22%	23%	17%
Europe	12%	13%	16%
Central and South America	42%	45%	44%
Asia and Others	24%	19%	23%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2014. Our main competitors are Uralkali, PCS, Belaruskali and Mosaic. We estimate that in 2014, Uralkali accounted for approximately 19% of global sales, PCS accounted for approximately 16% of global sales, Mosaic 15% of global sales and Belaruskali accounted for approximately 14% of global sales.

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

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

In 2015, our revenues from industrial chemicals were US$97.1 million, representing approximately 6% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Another difference with the photovoltaic technology is that CSP plants are of large scale and only take a few years between the development stage and the commercial operation date. Their development is mainly driven by implementation of renewable programs deployed by different governments worldwide and programs to reduce carbon dioxide emissions, along with demand for electricity generation. This market fluctuates according to these factors and is based on long-term agreements. During 2016 and the following years, we expect to see a recovery in the demand for these salts as a result of the development of CSP power plants in markets such as northern Africa, the Middle East, South Africa and Chile. These markets are new. When development of this industry began, the main markets were Spain and the United States.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Industrial chemicals	126.1	125.5	175.5

Total revenues (in US$ millions)	97.1	101.9	154.0

Revenues for industrial chemicals decreased from US$101.9 million in 2014 to US$97.1 million in 2015, as a result of lower average prices in this business line.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in over 50 countries in 2015. One customer accounted for more than 10% of our revenues of industrial chemicals in 2015, accounting for approximately 22%, and our ten largest customers accounted in the aggregate for approximately 49% of such revenues. No supplier accounted for more than 48% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues for 2015, 2014 and 2013:

Revenues breakdown	2015	2014	2013
North America	31%	32%	45%
Europe	15%	37%	34%
Central and South America	11%	14%	12%
Asia and Others	43%	17%	9%

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

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented close to 39% of world demand in 2015 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa Chemicals, which we estimate had a market share of 22%. We estimate that our market share was approximately 28% for 2015.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa, with its potassium nitrate supply, and BASF AG, with its sodium nitrate.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

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

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2015, we operated two mines in this region: Pedro de Valdivia and Nueva Victoria. In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Mining operations at the Pampa Blanca site and the El Toco mine (which is part of the María Elena site) were suspended in March 2010 and November 2013, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from 20 centimeters to five meters, and with the overburden varying in thickness between 50 centimeters and 1.5 meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

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

At the Pedro de Valdivia mine, trucks delivered the ore to stockpiles next to rail loading stations until operations were suspended in November 2015. The stockpiled ore was later loaded onto railcars that take the mineral to the processing facilities, where it was crushed and leached in vats in order to produce concentrated solutions containing nitrate and iodine.

Currently, the Pedro de Valdivia and María Elena sites continue to generate solutions that are produced by leaching the mine tailings. These solutions are treated at the iodide plants at María Elena and Pedro de Valdivia. The iodide that is produced at the María Elena plant is subsequently sent to Pedro de Valdivia in order to produce prilled iodine. After iodide is obtained at both plants, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2015, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. At the Pedro de Valdivia facility, until November 2015, the caliche ore was crushed, creating two products: a coarse fraction and a fine fraction. The coarse fraction was processed using the Guggenheim method, which was originally patented in 1921 and is based on a closed-circuit method of leaching vats. This process used heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution was then cooled, producing sodium nitrate crystals, which could then be separated from the brine using basket centrifuges. After the crystallization and separation processes, the nitrate crystals were sent to the processing plant, and the brine was pumped to the iodine facilities, where the iodide was separated in a solvent extraction plant. Finally, the brine was returned to the vat leaching process.

The fine fraction from the caliche crushing process was leached at ambient temperature with water, producing a solution that was pumped to a fines pond. After going through a separation process, the solution was pumped to the iodine facilities. After a solvent extraction process, the brine was pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena, for the concentration of nitrates.

In preparation for the suspension of nitrates operations at Pedro de Valdivia, we had increased our sodium nitrate inventory levels. As of December 2015, we had approximately 700,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough sodium nitrate to produce finished nitrates for approximately three years. For subsequent production, we are in the process of adapting the crystallization plant at Pedro de Valdivia to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility.

Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by railway or truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brines generated by the leaching processes at Pedro de Valdivia and María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, producing brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,000,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement the “lean” method of manufacturing in our potassium nitrate plants. We achieved complete implementation of this method of manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste on an ongoing basis.

The potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

Iodine and Iodine Derivatives

During 2015, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) Pedro de Valdivia and María Elena. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently. In May 2015, we began the implementation of the “lean” method at our plants at Nueva Victoria. Similar to our experience at Coya Sur, we have been able to achieve significant improvements in terms of costs and production efficiency.

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

Our total iodine production in 2015 was 10,309 metric tons: 7,462 metric tons from Nueva Victoria and Iris; 2,752 metric tons from Pedro de Valdivia; and 95 metric tons from María Elena. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria announced in 2015, our total current effective production capacity at our iodine production plants is approximately 10,000 metric tons per year.

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

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This approval allows us to increase the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 33 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 9,000 metric tons per year of iodine (including the Iris operations) and 700,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

In October 2013, the Environmental Evaluation Service approved the Pampa Blanca Environmental Impact Study, to increase our caliche ore extraction in the Antofagasta Region in order to increase production capacity of iodine by 10,000 tons and nitrates by 1.3 million tons. The project also requested permission to build a pipeline from the Pacific Ocean to the mining site. Operations at Pampa Blanca were suspended in March 2010.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods.

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

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

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

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and, depending on market conditions, boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 19% of our cost of sales in 2015.

We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. We also have an electricity supply contract in effect until 2030 to consolidate our supply needs. We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015 and 2016, we executed a supply contract with Endesa, primarily to serve our operations at the Salar del Carmen and Coya Sur.

We obtain ammonium nitrate, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, free competition laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors”. The Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial condition and results of operations. For example, Law No. 20,017, published in 2005, modified the Chilean laws relating to water rights and established that, under certain conditions, permanent water use rights of up to two liters per second for each well built prior to June 30, 2004, may be constituted in the areas where we conduct our mining operations. In promoting the constitution of these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to Chilean laws relating to water rights could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authority. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, Law No. 20,026, known as the Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased.

In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20% for companies like SQM.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% to 24% in 2016. It will increase to 25.5% in 2017 and increase to a maximum rate of 27% in 2018.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense as presented in the Company’s statutory consolidated financial statements filed with the SVS.

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

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that when a serious accident in the workplace occurs, the company in charge of such workplace must halt work at the site where the accident took place until authorities from the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board, or the National Health Service inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the respective company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The application of this law could have a material adverse effect on our business, financial condition and results of operations.

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

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”). The new law regulates corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law also establishes the requirement of at least one independent director for certain corporations, including SQM. Such director must be a member of the Directors’ Committee, a position which, in turn, grants the director further supervisory powers. The independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company and must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also defines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Evaluation Service (Servicio de Evaluación Ambiental) and the Superintendence for the Environment (Superintendencia del Medio Ambiente or “Superintendence for the Environment”). These changes introduced important amendments to environmental institutions and regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements policies, plans and programs relating to environmental matters as well as to the conservation of Chile’s biodiversity and water and renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as environmental recovery and decontamination plans. The Environmental Evaluation Service plays an active role in the procedures of the Environmental Impact Evaluation System, and it is the administrative body through which large-scale investment projects are evaluated from an environmental standpoint. In general, regarding procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Superintendence for the Environment is an independent agency which coordinates with other governmental agencies in charge of supervision of investment projects that have been approved through the Environmental Impact Evaluation System. Likewise, it receives, investigates and rules on complaints concerning the infringement of environmental regulations and sanctions violators, delivers injunction orders and levies relevant fines.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 19.1 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile.”

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why we have made constant efforts to maintain good health and safety conditions for the people working at our mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. Our Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the Sernageomin to ensure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement. The mining site closure plans must be approved by the Sernageomin, and the corresponding financial assurances are subject to approval by the SVS.

The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Evaluation Service and the Superintendence for the Environment. The Superintendence for the Environment began operations on December 28, 2012. The new and modified Environmental Law replaced the National Commission for the Environment of Chile (Comisión Nacional del Medio Ambiente or “CONAMA”) with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues and the Environmental Evaluation Service. Under the Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. The Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated for environmental purposes, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project suspended its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities have been suspended. During November 2015, the mining and milling operations at the Pedro de Valdivia facility were suspended. Air quality in the area has improved significantly, and compliance with Chilean air quality standards has been achieved from 2013 to 2015. Therefore, the Ministry of Health’s 1993 resolution could be reviewed.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coastal town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our contribution to particulate matter emissions is very small (less than 0.20% of the total). However, the environmental authority included our operations in the decontamination plan that it developed for Tocopilla, and implementation of the plan began in October 2010. During 2008 and 2009, earlier than required, we implemented control measures for mitigating particulate matter emissions in our port operations according to the requirements of this plan. We do not expect any additional measures to be required of us following the implementation of the plan.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We employ our best efforts to ensure compliance with the complex regulatory environments in which it operates.

In June 2015, the European authority, the Food Chain Safety unit of the Directorate-General for Health and Consumers, modified the limits on perchlorate in food that were published in March 2015, although no significant changes were made with respect to the previous standard. The program to monitor perchlorate in food in general, as well as in drinking water, continues, and new limits for perchlorate levels in food are expected to be defined toward the end of 2016 or during 2017. The fertilizers we sell contain less than 0.01% perchlorate, and agronomical perchlorate uptake studies on target crops continue to be performed to demonstrate compliance with the provisional limits mentioned above when our products are used. Therefore, we do not anticipate difficulties with compliance.

With respect to regulations relating to explosives, the training program for employees of related companies in Europe was completed. Following the terrorist attacks in Paris in November 2015, the European Commission’s Directorate General for Industry announced an exhaustive review of the standards, to being in 2016. This meant delays in implementing our work plan to define the ranges of concentration for fertilizers. We continue to monitor the development of changes in the regulation through the participation of the Potassium Nitrate Association, on the public-private committee formed by the European Commission for this purpose.

On June 1, 2015, the new Hazard Communication Standard of the U.S. Occupational Safety and Health Administration (“OSHA”), for the classification and updating of labels and safety data sheets went into effect. All of our product labels were modified in accordance with the new standard.

On June 1, 2015, European Union Classification and Labelling Regulation No. 1272/2008 went into effect for chemical product blends, which requires us and our related companies to modify the labels and safety data sheets for all of the specialty blends (NPKs) we produce and/or market and sell in Europe. All labels and safety data sheets were updated, resulting in a total of approximately 50 labels and 620 documents in the required languages, for a portfolio of 209 products.

On October 9, 2015, Official Standard NOM-018-STPS-2015 was published in Mexico, related to the harmonized system for the identification and communication of hazards and risks from hazardous chemicals in the workplace. The standard determines changes in product labels and workplace signage, as well as safety data sheets and employee training, and it enters into effect on October 9, 2018. In 2014, we began to make the necessary adjustments in our documentation as required by the new standard. To date, we still need to adapt workplace signage, train employees, and verify the obligations for third-party services.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2015. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

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

4.D. Property, Plant and Equipment

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we produce products based on potassium, sulfate, lithium and boron.

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

As of December 31, 2015, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 554,493 hectares. In addition, as of December 31, 2015, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 5,100 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2015, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally modify the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the mining exploitation concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 297,688 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 81,632 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2015, SQM Salar held constituted Mining Exploration Concessions covering approximately 102,300 hectares and had not applied for additional Mining Exploration Concessions. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

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

Corfo has initiated arbitration proceedings in connection with the Lease Agreement. For more information, see “Item 8.A.7 Legal Proceedings”.

Concessions Generally

As of December 31, 2015, approximately 95% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 5% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 91% already have been granted pursuant to applicable Chilean law, and approximately 9% are in the process of being granted. Of the Mining Exploration Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted.

In 2015, we made payments of approximately US$7.5 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the constituted Mining Exploitation and Exploration Concessions held by SQM S.A., including the mining properties we lease from Corfo, as of December 31, 2015:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,821	541,057	60	24,700	2,881	565,757
Region II	9,001	2,232,579	282	127,800	9,283	2,360,379
Region III and others	378	90,415	37	11,700	415	102,115
Total	12,200	2,864,051	379	164,200	12,579	3,028,251

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

Caliche: Facilities and Reserves

Caliche: Facilities

During 2015, our Nueva Victoria and Pedro de Valdivia mines were exploited. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and operations at the María Elena site were suspended in October 2013.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2014 and 2015, we continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. These solutions are treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia. The main production facilities at this site include the operations center located at El Toco and the iodide plant located at María Elena. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity and fuel oil are the primary sources of power for this operation.

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

Pedro de Valdivia

The Pedro de Valdivia mine and facilities are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we used caliche to produce nitrates and iodine through vat leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, iodide and iodine plants. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

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

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2015 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia (3)	179.1	7.1%	368	Nitrate 6.0%
María Elena	98.3	7.1%	434	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria (4)	325.0	5.6%	433	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2015, are as follows:

Mine	Probable Reserves (5) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (3)
Pedro de Valdivia	264.6	7.3%	438	Nitrate 6.0%
María Elena	133.8	7.3%	377	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria	1,093.7	5.6%	420	Iodine 300 ppm

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	The 3.9% decrease in the Proven Reserves at Pedro de Valdivia is the result of the exploitation of measured resources in the Lynch area.

(4)	The 6.6% decrease in the Proven Reserves at Nueva Victoria is the result of the exploitation of measured resources in the western area.

(5)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2015,” which was prepared by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mrs. Marta Aguilera and Mr. Orlando Rojas.

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

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 19.41% of the total caliche-related mining property of our Company. However, we have explored the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.59% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. In 2015, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2015, we carried out recategorizations of indicated resources in the NVW (“Nueva Victoria West”), Tente en el Aire and Pampa Hermosa Sur sectors, totaling 6,072.49 hectares. We do not have an exploration program for 2016. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2015		2014		2013
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	29%	US$28/kg	42%	US$38/kg	56%	US$50/kg
Specialty Plant Nutrition	29%	US$784/ton	21%	US$806/ton	22%	US$811/ton
Industrial Chemicals	22%	US$770/ton	40%	US$812/ton	28%	US$877/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena, Pampa Blanca and other sites for which we have the appropriate concessions. In 2015, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2015, we carried out recategorizations of indicated resources in the NVW, Tente en el Aire and Pampa Hermosa Sur sectors, totaling 6,072.49 hectares. We do not have an exploration program for 2016.

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

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2015, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)	Total Reserves (millions of metric tons)
Potassium (K+) (2)	51.05	36.95	88.0

Sulfate (SO4-2) (3)	41.64	37.18	78.82

Lithium (Li+) (4)	3.75	3.14	6.89

Boron (B3+) (5)	1.41	1.17	2.58

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in March 2016 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than ten years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

Copies of the certificate of qualified competency issued by the Chilean Mining Commission for Mr. Rojas and Mr. Henríquez are attached hereto as Exhibit 99.2 and 99.3.

A cutoff grade of 1.0% K is used in the calculation, considering a low margin scenario using only MOP-S as and using diluted brine with higher levels of contaminants as the raw material and with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the drainable porosity data.
•	Grades: The brine chemistry is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions being evaluated.

Reserves are defined as those geographical blocks which belong to properly identified hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

Probable reserves and inferred resources are being explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

We consider chemical parameters to determine the process to be applied to the brines. These parameters are used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction per year until the end of the Lease Agreement (in 2030). Considering the maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project. This procedure allows us to estimate an amount of 30.93 metric tons of potassium out of our environmentally approved reserves, which is considered to be a fraction of the proven and probable reserves previously defined.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2015		2014		2013
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	29%	US$346/ton	28%	US$375/ton	27%	US$423/ton
Lithium and Derivatives	51%	US$5,762/ton	42%	US$5,235/ton	49%	US$5,444/ton

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

The following table provides a summary of our production facilities as of December 31, 2015:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,000 Crystallized nitrates: 1,200 Prilled nitrates: 320	8.2	504.5
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: 250 Iodine: 1.6 Prilled nitrates: 300	12.5	439.6
Nueva Victoria (5)	Concentrated nitrate salts and iodine production	47.492	Iodine: 9.0	7.2	434.9
Pampa Blanca (5) (7)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	7.2	7.1
Pedro de Valdivia (3) (8)	Nitrates and iodine production	253.880	Nitrates: 500 Iodine: 3.2	11.7	212.1
Salar de Atacama (3) (9)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,600 Potassium sulfate: 240 Boric acid: 15	11.2	1.492.6
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	7.5	176.9
Tocopilla (10)	Port facilities	22	-	12.1	162.7

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	Operations at Pampa Blanca were suspended in March 2010.
(8)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(9)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(10)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

The railway line that runs between our Coya Sur production facilities and our Tocopilla port facilities was damaged in August 2015, as a result of storms in the north of Chile. The train is not currently operating. Given that the engineering studies that are being performed have indicated that repairing the railway line could take more than 18 months, we have made changes to our operating structure and will await the final results of the options under evaluation before deciding whether to repair the railway line.

The suspension of the operations of the railway line did not have a material impact on our sales volumes in 2015. We do not believe it will materially impact future sales volumes or transportation costs, as we have replaced the train with trucks to ship products from Coya Sur while the train is not operating. This railway line was originally constructed in 1890, and prior to this incident, the rails, locomotives, and rolling stock had been replaced and refurbished as needed.

We consider the condition of our principal plant and equipment to be good, with the exception of the railway line.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2015, 2014 and 2013:

(in thousands, unless otherwise stated)	2015	2014	2013
Pedro de Valdivia(1)
Metric tons of ore mined	9,754	11,401	11,571
Average grade nitrate (% by weight)	7.8	8.1	7.5
Iodine (parts per million (ppm))	424	418	415
Metric tons of crystallized nitrate produced	346	453	445
Metric tons of iodine produced	2.8	3.2	3.2

Maria Elena(2)
Metric tons of ore mined	–	–	5,870
Average grade nitrate (% by weight)	–	–	6.6
Iodine (ppm)	–	–	484
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	0.1	0.4	1.5

Coya Sur(3)
Metric tons of crystallized nitrate produced	611	519	429

Pampa Blanca(2)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria(4)
Metric tons of ore mined	23,969	19,792	23,515
Iodine (ppm)	458	467	462
Metric tons of iodine produced	7.5	6.0	6.1

Salar de Atacama (5)
Metric tons of lithium carbonate produced	33	30	33
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,988	1,993	1,922

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the El Toco and Pampa Blanca mines were suspended in November 2013 and March 2010, respectively. During 2014 and 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Operations at the Iris iodine plant were suspended in October 2013 and restarted in August 2014.
(5)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

Products are transported by trucks that are operated by third-party dedicated contractors with whom we have long-term contracts. We own port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Nueva Victoria, Coya Sur, Pedro de Valdivia and the Salar de Atacama. Other facilities include the chemical plants that produce finished lithium carbonate and lithium hydroxide at the Salar del Carmen site. The Tocopilla port terminal, which we own, is the main facility for storage and shipment of our products.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by truck to the Tocopilla port terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to the Tocopilla port terminal or Coya Sur by truck. Products transported to Coya Sur are used as a raw material for the production of potassium nitrate. The nitrate raw materials for the production of potassium nitrate at Coya Sur are currently produced at Nueva Victoria, and some of the raw materials are also supplied by stocks held at Coya Sur that were produced at Pedro de Valdivia when it was operating. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by trucks to the Tocopilla port terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility at the Salar del Carmen site, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to the Tocopilla Port Terminal or to the container terminals, mainly Antofagasta, Mejillones and Iquique, for shipment primarily on container vessels.

Iodine raw material, obtained from the same mines as the nitrates, is processed, packed in bags or drums, and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to container terminals, mainly Antofagasta, Mejillones and Iquique, where they are subsequently shipped to different markets by container vessel or by truck to Santiago, where iodine derivatives are produced at Ajay-SQM Chile’s plants.

The facilities at Tocopilla port terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT) operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulations. The Tocopilla port terminal facilities include a railcar dumper to transfer bulk product into the conveyor belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total storage capacity of 55,000 metric tons, and a combination of warehouses and open storage areas with a total storage capacity of approximately 250,000 metric tons. Additionally, to meet future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the nominal bagging capacity is approximately 300,000 metric tons per year. Products bagged at Tocopilla can subsequently be shipped at the port of Tocopilla or they can be consolidated in trucks or containers and then shipped to customers by land or by sea from other ports, primarily Antofagasta, Mejillones and Iquique.

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

Water Rights

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena, and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

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

Trade and Other Accounts Receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving products and/or services that we sell directly to our customers that are not within the following categories:

•	those which we have the intention of selling immediately in the near future and which are held-for-sale;
•	those designated at their initial recognition as available-for-sale and
•	those through which we do not intend to recover for reasons other than credit impairment and therefore must be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that we will not be able to collect all the amounts owed to us according to the original terms of accounts receivable. The Company calculates the allowance for doubtful accounts corresponding to receivables that are not guaranteed or insured as a function of the delays that may occur in the collection of such accounts.

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

Actuarial losses and gains originating from deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses are recorded in equity.

The discount rate used for calculating obligations outside the United States was 4.89% and 5.5% for the periods ended as of December 31, 2015 and 2014, respectively.

Our United States subsidiary, SQM North America Corp. has established pension plans for its retired employees that are calculated by measuring the projected benefit obligation in accordance with International Accounting Standards (“IAS”) using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2015 and 2014. The net balance of this obligation is presented in the “Provisions for employee benefits, non-current” line item.

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

Asset value impairment

We assess on an annual basis any impairment on the value of buildings, plant and equipment, intangible assets, goodwill and investments accounted for using the equity method of accounting in accordance with IAS 36 “Impairment of Assets.” Assets to which this method applies are:

•	investments recognized using the equity method of accounting;
•	property, plant and equipment;
•	intangible assets and
•	goodwill.

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

The results of the impairment tests the Company has performed on its primary intangible assets demonstrated that there was no need for the Company to make any accounting adjustments to such assets. These impairment tests were performed using conservative scenarios.

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

a.	fair value hedge of assets and liabilities recognized (fair value hedges), or
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

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 to our Consolidated Financial Statements.

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

We divide our operations into the following business lines:

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

We sell our products through three primary channels: our own sales offices, a network of distributors and, in the case of our fertilizer products, through Yara International ASA’s (“Yara”) distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and Yara’s are marketed through our offices.

Factors Affecting Our Results of Operations

Our results of operations substantially depend on:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and sales volumes;
•	efficient operations of our facilities, particularly as some of them run at production capacity;
•	our ability to accomplish our capital expenditures program in a timely manner;
•	the levels of our inventories;
•	trends in the exchange rate between the U.S. dollar and Chilean peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the euro, as a significant portion of our sales is denominated in euros and
•	energy, logistics, raw materials, labor and maintenance costs.

The following table shows our revenues (in millions of US$) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2015		2014		2013
	US$	%	US$	%	US$	%
Specialty plant nutrition	651.2	38%	708.0	35%	687.5	31%
Iodine and derivatives	262.6	15%	335.4	17%	461.0	21%
Lithium and derivatives	223.0	13%	206.8	10%	196.5	9%
Potassium	430.2	25%	584.3	29%	606.3	28%
Industrial chemicals	97.1	6%	101.9	5%	154.0	7%
Other products and services	64.3	4%	77.7	4%	97.9	4%

Total	1,728.3	100	2,014.2	100	2,203.1	100

The following table shows certain financial information of the Company under IFRS (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2015		2014		2013
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	1,728.3	100.0	2,014.2	100.0	2,203.1	100.0
Cost of sales	1,185.6	68.6	(1,431.2)	71.1	(1,481.7)	67.3
Gross profit	542.7	31.4	583.0	28.9	721.5	32.7
Other income (1)	15.3	0.9	24.1	1.2	96.7	4.4
Administrative expenses	(86.8)	5.0	(96.5)	4.8	(105.2)	4.8
Other expenses (2)(3)	106.4	6.2	(64.3)	3.2	(49.4)	2.2
Other gains (losses)	3.8	0.2	4.4	0.2	(11.4)	0.5
Finance income	11.6	0.7	16.1	0.8	12.7	0.6
Finance expenses	(69.9)	4.0	(63.4)	3.1	(58.6)	2.6
Equity income of associates and joint ventures accounted for using the equity method	10.3	0.6	18.1	0.9	18.8	0.8
Foreign currency exchange differences	(12.4)	0.7	(16.5)	0.8	(12.0)	0.5
Income before income tax expense (2)	308.3	17.8	405.0	20.1	613.1	27.8
Income tax expense (4)	83.8	4.8	(160.7)	8.0	(138.5)	6.3

Profit attributable to:
Controlling interests (1) (2)	220.4	12.7	236.9	11.8	467.1	21.2
Non-controlling interests	4.2	0.2	7.4	0.4	7.5	0.3
Profit for the year (1) (2)	224.5	13.0	244.3	12.1	474.6	21.5

(1)	Other income for 2013 includes US$84 million for the sale of royalties for the Antucoya mining project. After taxes, this sale had a one-time effect of US$67 million on profit for the year.

(2)

Other expenses for 2014 includes provisions of approximately US$7 million corresponding to payments made in 2015 to the SII for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the SVS, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the SII and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015.”

(3)	Other expenses for 2015 includes a charge of US$57.7 million for depreciation and severance indemnities related to the restructuring of our Pedro de Valdivia operations.

(4)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s statutory consolidated financial statements filed with the SVS. The effects of subsequent changes in the income tax rate will be recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.

Results of Operations – 2015 compared to 2014

Revenues

Revenues decreased 14.2% to US$1,728.3 million in 2015 from US$2,014.2 million in 2014.

The main factors causing the decrease in revenues and the variation in the different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition revenues decreased 8.0% to US$651.2 million in 2015 from US$708.0 million in 2014. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2015	2014	% Change
Potassium nitrate and sodium potassium nitrate	493.6	531.6	(7)%
Specialty blends	203.9	228.0	(11)%
Other specialty plant nutrients (*)	107.5	102.5	5%
Sodium nitrate	26.0	15.8	65%

* Includes trading of other specialty fertilizers.

We sell various products within the Specialty Plant Nutrition business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. While sales volumes in field fertilizer market decreased in 2015 compared to 2014, our sales volumes in the water soluble fertilizer market increased approximately 5%.

Average prices in the specialty plant nutrition business line in 2015 were US$784/MT, slightly lower than US$807/MT in 2014.

Iodine and Derivatives

Iodine and derivatives revenues decreased 21.7% to US$262.6 million in 2015 from US$335.4 million in 2014. Set forth below are sales volume data for the specified years:

(in Th. MT)	2015	2014	% Change
Iodine and derivatives	9.3	8.8	6%

In the iodine market, global demand grew more than 4% during 2015, and our sales volumes in this business line increased by approximately 6% compared to 2014. Demand growth was led by uses related to x-ray contrast media, LCD and the polymer industry.

Prices during 2015 continued to face downward pressure. Our average price for the year was US$28/kilogram, a decrease of over 26% compared to 2014. We believe we are the lowest cost producer of iodine. Following the restructuring of our iodine production facilities in 2015, the vast majority of our production capacity is coming from our most efficient plant in Nueva Victoria.

Lithium and Derivatives

Lithium and derivatives revenues increased 7.8% to US$223.0 million in 2015 from US$206.8 million in 2014. Set forth below are sales volume data for the specified years:

(in Th. MT)	2015	2014	% Change
Lithium and derivatives	38.7	39.5	(2)%

World demand in the lithium market continued to grow at robust levels in 2015, around 5%. This demand growth is led by uses related to batteries. In 2015, batteries accounted for almost 50% of the total lithium market, including electric cars. Introduction of new lithium supply was delayed in 2015, and only a minimal amount of new production was offered for sale.

Prices in this business line increased significantly in 2015, with average prices reaching nearly US$5,800/MT, 10% higher than average prices of approximately US$5,300/MT seen in 2014. Our sales volumes in 2015 decreased more than 2.1% compared to sales volumes in 2014.

Potassium

Potassium revenues decreased 26.4% to US$430.2 million in 2015 from US$584.3 million in 2014. Set forth below are sales volume data for the specified years:

(in Th. MT)	2015	2014	% Change
Potassium chloride and potassium sulfate	1,241.8	1,556.2	(20)%

The potassium chloride market faced weaker global demand in 2015 when compared to 2014.

The main issue in this market is the significant decrease in prices over the last few quarters. In 2015, our average price in this business line, including both potassium chloride and potassium sulfate, was US$346/MT, a decrease of 7.7% compared to the average price of US$376/MT seen in 2014.

Our sales volumes in this business line decreased 20% in 2015 compared to 2014. This was a result of shipping and production delays during the first half of 2015.

Industrial Chemicals

Industrial chemicals revenues decreased 4.7% to US$97.1 million in 2015 from US$101.9 million in 2014. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2015	2014	% Change
Industrial chemicals	126.1	125.5	1%

Industrial chemical demand for traditional applications remained relatively stable in 2015 when compared to 2014. Solar salt sales volumes in 2015 reached just over 37,000 metric tons, an increase of over 65% compared to 2014.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income decreased 17.2% to US$64.3 million in 2015 from US$77.7 million in 2014, due to lower prices in the fertilizer market.

Cost of Sales

Cost of sales decreased 17.2% to US$1,185.6 million in 2015, which represented 69% of revenues, from US$1,431.2 million in 2014, which represented 71% of revenues. Cost of sales decreased primarily as a result of lower production costs and the weaker Chilean peso.

Gross Profit

Gross profit decreased 6.9% to US$542.7 million in 2015, which represented 31.4% of revenues, from US$583.0 million in 2014, which represented 28.9% of revenues. Cost of sales decreased primarily as a result of lower production costs and the weaker Chilean peso. Revenues decreased as a result of lower average prices in several of our business lines, and lower volumes in our fertilizer business lines. We were able to reduce costs more than revenues decreased.

Other Income

Other income decreased 36.5% to US$15.3 million in 2015, which represented 0.9% of revenues, from US$24.1 million in 2014, which represented 1.2% of revenues.

Administrative Expenses

Administrative expenses decreased 10.1% to US$86.8 million in 2015, which represented 5.0% of revenues, from US$96.5 million in 2014, which represented 4.8% of revenues.

Other Expenses

Other expenses increased 65.5% to US$106.4 million in 2015, which represented 6.2% of revenues, from US$64.3 million in 2014, which represented 3.2% of revenues. This increase was primarily related to a one-time charge of US$57.7 million in 2015, for depreciation and severance indemnities related to the restructuring of our operations in Pedro de Valdivia.

Other Gains (Losses)

Other gains (losses) decreased to a gain of US$3.8 million in 2015, which represented 0.2% of revenues, from a gain of US$4.4 million in 2014, which represented 0.2% of revenues.

Finance Income

Finance income decreased 28.0% to US$11.6 million in 2015, which represented 0.7% of revenues, from US$16.1 million in 2014, which represented 0.8% of revenues, due to lower interest rates earned on our investments.

Finance Expenses

Finance expenses increased 10.3% to US$69.9 million in 2015, which represented 4.0% of revenues, from US$63.4 million in 2014, which represented 3.1% of revenues, due to increased levels of debt that we incurred at the end of 2014.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method decreased 43.1% to US$10.3 million in 2015, which represented 0.6% of revenues, from US$18.1 million in 2014, which represented 0.9% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences decreased 24.8% to US$12.4 million in 2015, which represented 0.7% of revenues, from US$16.5 million in 2014, which represented 0.8% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We aim to mitigate this impact through an active hedging program. During 2015, the Chilean peso depreciated 17.0% against the U.S. dollar.

Income Tax Expense

Income tax expenses decreased 47.9% to US$83.8 million in 2015, representing an effective tax rate of 27.2%, compared to US$160.7 million in 2014, representing an effective tax rate of 39.7%. The higher effective tax rate in 2014 was primarily due to an increase of US$52.3 million in our deferred tax liabilities, as a result of the 2014 Chilean Tax Reform. See “Government Regulations—Regulations in Chile Generally.” The Chilean corporate tax rate was 21% during 2014 and increased to 22.5% during 2015. The difference between the statutory and effective tax rates was due primarily to royalty taxes on income.

Profit for the Year

Profit for the year decreased 8.1% to US$224.5 million in 2015 from US$244.3 million in 2014 primarily as a result of the foregoing factors and lower prices across multiple business lines compared to 2015.

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

Other Income

Other income decreased 75.1% to US$24.1 million in 2014, which represented 1.2% of revenues, from US$96.7 million in 2013, which represented 4.4% of revenues.

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

We monitor and attempt to balance our non-dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2015, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$33.87 million (EUR 31 million) and sell South African rand for approximately US$22.13 million (ZAR 325 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$90 million (Ch$63,914 million). All of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$ 363 million as of December 31, 2015.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos for approximately US$148 million (Ch$105,404 million) and to sell UF for approximately US$20 million (Ch$ 14,320 million) to hedge our time deposits in Chilean pesos.

5.B. Liquidity and Capital Resources

As of December 31, 2015, we had US$1,144.5 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2015, we had US$440.0 million of unused uncommitted working capital credit lines.

Shareholders’ equity increased to US$2,400.4 million as of December 31, 2015 from US$2,292.5 million as of December 31, 2014. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased to 0.93 as of December 31, 2015 from 1.03 as of December 31, 2014.

We evaluate from time to time our cash requirements to fund capital expenditures, dividend payouts and increases in working capital, but we believe our working capital is sufficient for our present requirements. As debt requirements also depend on the level of accounts receivable and inventories, we cannot accurately determine the amount of debt we will require nor are our requirements typically seasonal.

The table below shows our cash flows for 2015, 2014 and 2013:

(in millions of US$)	2015	2014	2013
Net cash from (used in):
Net cash from operating activities	427.3	591.0	651.7
Net cash used in financing activities	(180.3)	(388.0)	(2.3)
Net cash used in investing activities	(69.8)	(311.4)	(487.4)
Effects of exchange rate fluctuations on cash and cash equivalents	(4.5)	(13.7)	(9.8)
Net increase (decrease) in cash and cash equivalents	(172.7)	(122.1)	152.3

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

The Board of Directors approved a capital expenditures plan for 2016 of approximately US$150 million in connection with investments to be made in Chile. The 2016 capital investment program is primarily focused on the maintenance of our production facilities. Our 2016 capital investment program does not call for any external financing. However, we always have the option to access capital markets in order to optimize our financial position. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. We paid dividends of US$123.0 million and US$373.8 million during 2015 and 2014, respectively. Our 2015 dividend policy, as disclosed at our 2015 annual general shareholders’ meeting, is to pay 50% of our profit as calculated in our financial statements filed with the SVS for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of profit for each fiscal year. On March 22, 2016, the Company’s Board of Directors agreed to recommend that, subject to the approval of SQM’s shareholders at the next Annual General Shareholders’ Meeting on April 26, 2016, the Company distribute and pay a final dividend, totaling 50% of the Company’s 2015 net income. In addition, on the same date, the Board of Directors agreed to partially modify the current “dividend policy in effect to add a special dividend (dividendo eventual) of US$150 million. This dividend will be charged to SQM’s retained earnings. This dividend payment will be presented for consideration at the next Annual General Shareholders’ Meeting, which will be held on April 26, 2016.

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, decreased to 3.84 as of December 31, 2015 from 4.73 as of December 31, 2014. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2015.

Debt Instrument(1)(2)	Interest Rate	Issue Date	Maturity Date	Amortization
Bilateral loan — US$20 million	0.44%	Aug. 21, 2015	Feb. 17, 2016	Bullet
6.125% Notes due 2016 — US$ 200 million	6.13%	Apr. 15, 2006	Apr. 15, 2016	Bullet
Bilateral loan — US$20 million.	0.70%	Jun. 10, 2015	Jun. 03, 2016	Bullet
Bilateral loan — US$17 million.	0.58%	Sep. 02, 2015	Jul. 20, 2016	Bullet
Bilateral loan — US$20 million	0.57%	Aug. 21, 2015	Aug. 10, 2016	Bullet
Bilateral loan — US$40 million.	1.43%	Oct. 06, 2011	Oct. 06, 2016	Bullet
Bilateral loan — US$20 million.	1.18%	Oct. 12, 2011	Oct. 12, 2016	Semiannual, beginning in 2014
Bilateral loan — US$20 million.	0.57%	Nov. 12, 2015	Nov. 04, 2016	Bullet
Bilateral loan — US$20 million.	1.75%	Dec. 21, 2011	Dec. 21, 2016	Semiannual, beginning in 2014
Series M Bond — UF 1.0 million	3.30%	Feb. 01, 2012	Feb. 01, 2017	Bullet
Bilateral loan — US$140 million	2.54%	Oct. 29, 2009	Sep. 13, 2017	Bullet
5.50% Notes due 2020 — US$ 250 million	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$ 300 million	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.375% Notes due 2025 — US$ 250 million	4.38%	Oct. 28, 2014	Jan. 28, 2025	Bullet
Series C Bond — UF 1.65 million	4.00%	Dec. 01, 2005	Dec. 01, 2026	Semiannual, beginning in 2007
Series H Bond — UF 4 million.	4.90%	Jan. 05, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	3.80%	Feb. 01, 2012	Feb. 01, 2033	Bullet

(1) UF- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

(2) Some floating rate bilateral loans are currently hedged to fixed rate loans using interest rate swaps.

As of December 31, 2015, we had total financial debt of US$1,616 million compared to US$1,748 million as of December 31, 2014. Taking into account the effects of financial derivatives, our total financial debt amounted to US$1,692 million as of December 31, 2015 and US$1,787 million as of December 31, 2014. Of the total debt as of December 31, 2014, US$402.0 million was short-term debt. All of our UF local bonds were hedged with cross-currency swaps to the U.S. dollar as of December 31, 2015.

As of December 31, 2015, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions as of December 31, 2015.

The following table shows the maturities of our long-term debt by year as of December 31, 2015 (in millions of US dollars):

Maturity(1)	Amount
2016	382.41
2017	181.50
2018	5.41
2019	11.98
2020	268.54
2021 and thereafter	761.29
Total	1,611.13

(1) Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2015 not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2015, a market value of US$75 million against SQM.

Environmental and Occupational Safety and Health Projects

We spent US$11.1 million on environmental, safety and health projects in 2015. We have budgeted approximately US$10.9 million in 2016 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

5.C. Research and Development, Patents and Licenses, etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by three different units, whose research topics cover all of the processes involved in the production of our products, including chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimizing current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications and (iii) adding value to inventories.

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

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime), Japanese patent No. 4,889,848 for nitrates (granular fertilizers) and patent Nos. 41,838 from Chile, 5393-B and 5391-B from Bolivia, AR001918B1 and AR001916B1 from Argentina and 5,676,916 and 5,939,038 from the U.S. for lithium (removal of boron from brines).

For the years ended December 31, 2015, 2014 and 2013, we invested US$4.4 million, US$7.4 million and US$9.2 million, respectively, in research and development activities.

5.D. Trend Information

Our revenues decreased 14.2% to US$1,728.3 million in 2015 from US$2,014.2 million in 2014. Gross profit decreased 6.9% to US$542.7 million in 2015, which represented 31.4% of revenues, from US$583.0 million in 2014, which represented 28.9% of revenues. Profit attributable to controlling interests decreased 7.0% to US$220.4 million in 2015 from US$236.9 million in 2014.

Our sales volumes in the specialty plant nutrition business line decreased 5.3% in 2015 compared to 2014, while average prices decreased by 2.8%. As a result, our revenues in this business line decreased by 8.0%. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our recent strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. While our sales volumes in the field fertilizer market decreased in 2015 compared to 2014, our sales volumes in the water soluble fertilizer market increased by approximately 5%, as global demand for water soluble fertilizers grew. Average prices in this business line were slightly lower in 2015, and we expect average prices to be lower in 2016, as well.

Our sales volumes in the iodine business line increased 5.7% in 2015. However, the continued downward pressure on prices throughout the year led to a decrease of nearly 22% in our revenues for this business line. Average prices decreased more than 26% in 2015, and they are expected to decline further in 2016. However, we believe we are the lowest cost producer in Chile and are therefore well positioned to face the challenging pricing environment. We expect that our sales volumes will increase as we work to regain some of our market share. According to our estimates, the worldwide iodine market grew approximately 4% during 2015. We believe that market demand reached approximately 33,200 metric tons, of which SQM had a market share of approximately 26%. Demand was led by growth in the x-ray contrast media and pharmaceutical industries. We expect worldwide demand to grow over 2% in 2016.

Our sales volumes in the lithium business line decreased by 2.0% in 2015 compared to 2014, but we expect our sales volumes to increase in 2016. The average price of lithium carbonate increased 9.3% in 2015, and the average price of lithium hydroxide increased 7.8%. The upward trend in pricing is expected to continue in 2016. According to our estimates, worldwide demand for lithium grew approximately 5% in 2015, driven primarily by growth in the rechargeable battery market, and growth should be higher in 2016, around 10%. We expect other lithium producers to add new supply in 2016, although the additional volumes should be concentrated in the second half of the year. We estimate that our market share for 2015 was approximately 26%.

Our sales volumes in the potassium business line decreased 20.2% in 2015 compared to 2014, and average prices were 7.1% lower. The lower sales volumes were the result of shipping and production delays during the first half of the year. We expect our sales volumes to increase in 2016, returning to levels similar to those reported in 2014. The lower prices reflected the weaker global demand for potassium chloride in 2015. We expect average prices for this business line to be lower in 2016 than in 2015, although we expect to see some demand recovery.

Our sales volumes in the industrial chemicals product line were similar in 2015 compared to 2014. Although sales of industrial nitrates for traditional applications decreased, sales volumes of solar salts increased. We remain confident in the long-term prospects in the solar thermal energy storage market, and we expect annual sales volumes for 2016, 2017 and 2018 to be significantly higher than sales volumes for 2015.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table shows our material expected obligations and commitments as of December 31, 2015:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Long- and short-term debt (1)	1,692,233	402,030	186,898	259,536	843,769
Operating leases	42,104	2,632	5,263	5,263	28,946
Purchase commitments (2)	15,888	15,888	-	-	-
Staff severance indemnities	21,995	-	-	-	21,995
Total contractual obligations and commitments	1,772,220	420,550	192,161	264,799	894,710

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

The current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 24, 2015. On March 22, 2016, Hernán Büchi B. and Wolf von Appen B. informed the Board of Directors that they have decided to resign from their positions as members of the Board of Directors of SQM effective April 25, 2016. As a result, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 26, 2016.

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

April 2015

Name	Position and relevant experience	Current position held since
Joanne L. Boyes	Director. Ms Boyes, a Vice President of Treasury, Risk and Corporate Reporting, has been with PotashCorp since 2004 and is responsible for risk management, external financial and integrated reporting, complex accounting, treasury activities and overseeing internal controls compliance. She is a regular management participant on PotashCorp’s Audit Committee.	April 2015

Hernán Büchi B. (2)	Director. Mr. Büchi is a civil engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a member of the Board of Directors of Quinenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.	April 1993

Robert A. Kirkpatrick	Director. Mr. Kirkpatrick, a Vice President, Deputy General Counsel and Assistant Corporate Secretary of PotashCorp, has been with PotashCorp since 1994 and is responsible for securities regulatory compliance and advising on corporate finance and development matters. He is a regular management participant on PotashCorp’s Corporate Governance and Nominating Committee.	April 2015

Hans Dieter Linneberg A. (3)

Director. Mr. Linneberg is an economist from the Universidad de Chile. He also received a Ph.D. from the Université Catholique Louvain, in Belgium. Currently, he is the Executive Director of the Corporate Governance and Capital Markets Department at the Business School of the Universidad de Chile, where he is also a faculty member lecturing on corporate governance and international finance.

April 2015
Arnfinn F. Prugger	Director. Mr. Prugger, Vice President, Technical Services for PCS Potash, has been with the company for over 25 years and has a wide range of senior–level experience in mining and geophysics.	April 2015
Wolf von Appen B. (4)	Director. Mr. Von Appen is an entrepreneur. He is currently a member of Centro de Estudios Publicos.	May 2005

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Patricio de Solminihac T. (5)

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

February 1989
Juan Carlos Barrera P. (6)

Senior Vice President Operations, Potassium and Lithium. Mr. Barrera is an industrial engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master of Business Administration degree from Tulane University and a Master of Business Administration degree from Universidad de Chile.  He joined SQM in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000, Corporate Supply Chain Vice President and, in 2006, General Manager of Soquimich Comercial S.A.

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

August 2013
Carlos Díaz O.

Senior Vice President of Operations, Nitrates-Iodine. Mr. Díaz is an industrial civil engineer with an engineering degree and an MBA from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division where he was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices. Four years later, he became our Logistics Manager.

October 2012
Daniel Jiménez Sch.	Senior Vice President of Exploration. Mr. Jiménez is an industrial engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master of Business Administration degree from Old Dominion University. He joined SQM in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for eight years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals. In 2007, he became Senior VP of Human Resources and Corporate Services. In 2013 he became Senior VP of Exploration. Mr. Jiménez is also a member of the Board of Directors of Soquimich Comercial S.A.	August 2013

Name	Position and relevant experience	Current position held since
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

March 1999
Raul Puerto

Internal Audit Manager. Mr. Puerto has 18 years of experience in auditing, risk management, internal control, and compliance, having worked in several multinational companies in Chile and Latin America. He has an MBA from the University of Chile and Tulane University and is an industrial engineer with a degree from the Pontificia Universidad Javeriana de Colombia.

January 2016
Andrés Yaksic B	Risk Management and Compliance Officer. Mr. Yaksic is a civil engineer with an engineering degree and an MBA from the Pontificia Universidad Católica de Chile. He joined SQM in 2008 as a strategic marketing engineer before being promoted to a strategic marketing manager the following year. In 2012 and 2013 he was the Development Manager for New Lithium Projects and beginning in November 2013 worked as the Finance Manager for the Commercial Offices.	October 2015

(1)	As of December 31, 2015, Mr. Waitzer beneficially owned 10,000 of SQM’s shares
(2)	On March 22, 2015, Mr. H. Büchi B. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 25, 2016.
(3)	As of December 31, 2015, Mr. Linneberg beneficially owned 455 of SQM’s shares.
(4)	On March 22, 2015, Mr. Wolf von Appen B. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 25, 2016.
(5)	On March 16, 2015, Mr. Patricio de Solminihac T. was named as Chief Executive Officer of SQM.
(6)	As of December 31, 2015, Mr. Barrera beneficially owned 224 of SQM’s shares.

6.B. Compensation

At the Ordinary Shareholders’ Meeting held on April 24, 2015, shareholders approved the creation of an ad-hoc Committee and a Corporate Governance Committee. The compensation for these two committees, and the Audit and Financial Risk Committee and the Safety, Health and Environmental Committee was approved during this Ordinary Shareholders’ Meeting.

During 2015, directors were paid a monthly fee, which was independent of attendance and the number of Board sessions. For the Chairman, the fee amounted to UF 300 per month. For the remaining seven directors, the fee amounted to UF 125 per month for the period between January and April, and UF 200 per month for the period between May and December. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2015, the Chairman received the equivalent of 0.135% of 2014 profit and each of the remaining seven directors received the equivalent of 0.06% of 2014 profit.

In addition, during 2015, members of the Directors’ Committee were paid UF 75 per month, regardless of the number of sessions held by the Directors’ Committee. In addition, the members of the Directors’ Committee received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2015, members of the Directors’ Committee each received an amount equal to 0.02% of 2014 profit. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

During 2015, the members of the Safety, Health and Environmental Committee received UF 30 per month for the period between January and April, regardless of the number of sessions held, and received UF 50 per month for the period between May and December, regardless of the number of sessions held. During 2015, the members of the ad-hoc Committee received UF 50 per month for the period between May and December, regardless of the number of sessions held. During 2015, the members of the Corporate Governance Committee received UF 50 per month for the period between May and December, regardless of the number of sessions held.

During 2015, the compensation paid to each of our directors who served on the Board during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting(Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Corporate Governance Committee (Ch$)	Ad-Hoc Committee (Ch$)	SQMC Board Meeting (Ch$)	Total (Ch$)
Juan Antonio Guzmán Molinari	159,969,353	45,872,709	-	-	-	-	205,842,062
Edward J. Waitzer	30,222,760	11,333,536	-	7,555,692	7,555,692	-	56,667,680
Joanne L. Boyes	30,222,760	-	7,555,692	-	-	-	37,778,452
Hernán Büchi Buc	147,434,787	57,198,117	-	-	-	-	204,632,904
Robert A. Kirkpatrick	30,222,760	-	-	7,555,692	7,555,692	-	45,334,144
Hans Dieter Linneberg Arancibia	35,320,768	13,245,289	-	8,830,194	-	-	57,396,251
Arnfinn F. Prugger	30,222,760	-	7,555,692	-	-	-	37,778,452
Wolf von Appen Behrmann	137,189,287	45,872,709	7,550,273	-	7,550,273	-	198,162,542
Julio Ponce Lerou	678,069,310	-	-	-	-	29,544,000	707,613,310
Wayne R. Brownlee	108,948,577	-	-	-	-	-	108,948,577
Patricio Contesse Fica	106,988,201	-	3,693,211	-	-	-	110,681,412
José María Eyzaguirre Baeza	100,816,007	-	2,211,885	-	-	-	103,027,892
Alejandro Montero Purviance	102,503,859	-	-	-	-	-	102,503,859
Total	1,698,131,189	173,522,360	28,566,753	23,941,578	22,661,657	29,544,000	1,976,367,537

For the year ended December 31, 2015, the aggregate compensation paid to our 103 principal executives based in Chile was Ch$13,745 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

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

As of December 31, 2015, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$1.5 million per each movement of US$1 in the Series B common share price, when the share price is above US$50. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B common shares on the date as of which the bonuses are paid.

As of December 31, 2015, we had a provision related to all of the incentive programs in an aggregate of US$13.4 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2018. The contracts of our executive officers are indefinite. On March 22, 2016, Hernán Büchi B. and Wolf von Appen B. informed the board of directors that they have decided to resign from their positions as members of the Board of Directors of SQM effective April 25, 2016. As a result, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 26, 2016.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2015 we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. This Directors’ Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

Since April 24, 2015, our Directors’ Committee has been comprised of three Directors, Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer, each of whom meets the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Linneberg and Mr. Waitzer meet the requirements for independence.

Between January 1, 2015 and April 24, 2015, our Directors’ Committee was comprised of three Directors: Mr. Buchi, Mr. Guzmán and Mr. Von Appen. Each of the three members met the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Guzmán met the requirements for independence.

During 2015, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act and (viii) the report on internal control of the Company and (ix) other matters.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2015 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2015 business year.

(b)	Examined –i– during its Meeting No. 101 on August 06, 2015 the subscription of one or two Contracts for the Use of Facilities at Angamos Port between the SQM Group and the Ultramar Group linked to Mr. Wolf von Appen B., Director of SQM S.A. The Company’s Directors’ Committee approved said subscriptions and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting No. 708 on August 25, 2015, was informed in a timely manner about said approvals and, in turn, also confirmed that said contracts were agreed upon with the prices, terms, and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of the Director Mr. Von Appen, and declared that the latter does not constitute an Essential Fact for the Company –ii– during its meeting No. 102 on August 25, 2016 the execution of a Communications Advisory Services contract between the SQM Group and Extend S.A. linked to Mr. Juan Antonio Guzmán M., Chairman of the Board of Directors of SQM S.A. The Company’s Directors’ Committee approved said execution and the Board of Directors of SQM S.A., subsequently, in its Board of Directors meeting No. 708 on August 25, 2015, was informed in a timely manner about said approvals and, in turn, also confirmed that said contract was agreed upon with the prices, terms, and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of the Chairman Mr. Guzmán and declared that the latter does not constitute an Essential Fact for the Company -iii– during its meeting No. 104 on November 17, 2015 the execution of between one and three Contracts for the Use of Facilities at Angamos Port between the SQM Group and the Ultramar Group linked to Mr. Wolf von Appen B., Director of SQM S.A. The Company’s Directors’ Committee approved said contracts and the Board of Directors of SQM S.A., subsequently, in its Board of Directors meeting No. 715 on November 17, 2015, was informed in a timely manner about said approvals and, in turn, also confirmed that said contracts were agreed upon with the prices, terms, and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their execution with the sole abstention of the Director Mr. Von Appen– and declared that the latter does not constitute an Essential Fact for the Company.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(d)	Examined the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Directors’ Committee also (i) actively worked to understand and clarify the situations that delayed the filing of SQM’s 2014 Annual Report on Form 20-F (ii) redefined the role and responsibilities of the risk management and compliance department and appointed a new manager in charge of the area (iii) evaluated the candidates that the Company considered to fill the internal audit manager position, making the hiring recommendation and also recommending that this position report directly to the Directors’ Committee (iv) instructed that a quarterly report on the CEO’s expenses be prepared (v) reviewed the modifications to SQM’s Code of Ethics and (vi) structured the procedures for paying providers or customers that have been defined as public officials, politically exposed persons (“PEP”) and “PEP Connections.”

Finally, the Directors’ Committee issued the Annual Management Report referred to in Law No. 18,046.

On April 25, 2014, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting. During 2015 the Directors’ Committee incurred expenses of UF590 (approximately US$21,000) for advisory services.

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

6.D. Employees

As of December 31, 2015, we had 4,250 permanent employees, 202 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.3 years.

	As of December 31,
	2015	2014	2013
Employees in Chile	4,048	4,610	4,583
Employees outside of Chile	202	190	209
Total employees	4,250	4,800	4,792

As of December 31, 2015, 65% of our permanent employees in Chile were represented by 24 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships and additional health, death and disability benefits, among others.

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

Over 95% of our employees are employed in Chile, of which approximately 65% were represented by 24 labor unions as of December 31, 2015.  As in previous years, during 2015, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. The next cycle of negotiations began in January 2016. Collective labor contracts with 19 unions representing 78% of unionized workers expire in 2017. Collective labor contracts with three unions representing 15% of unionized workers expire in 2018. The collective labor contracts with two unions representing 7% of unionized workers expire in 2019. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E. Share Ownership

As of April 15, 2016, SQM had a “controlling group,” as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of April 15, 2016, Mr. Julio Ponce Lerou and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.97% of all shares of SQM (consisting of 71,868,567 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Pampa Calichera, which controls 19.67% of SQM, including 2,193 series A shares and 120,000 series B shares, that as of April 15, 2016 were held under custody at Negocios y Valores S.A. Corredores de Bolsa; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), control 29.97% of SQM.

As of April 15, 2016, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and La Esperanza Delaware Corporation (together, “Kowa Group”) are owners of 2.11% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of “controlling group” of the Company. The aforementioned Joint Operation Agreement refers to a filing made with the SVS that was filed by Sociedad de Inversiones Pampa Calichera S.A. on December 21, 2006.

In a filing made with the SVS on November 12, 2015, Sociedad de Inversiones Oro Blanco S.A. stated that its board of directors had agreed to retain the services of the investment bank Banco Itaú Argentina S.A. as a financial advisor, on an exclusive basis and for a twelve-month period, in order to (i) analyze strategic alternatives relating to its shares in Sociedad de Inversiones Pampa Calichera S.A. and (ii) to look for third parties who could be interested in such shares. In the same filing, the company indicated that its board of directors is interested in evaluating all alternatives that are in the best interest of the company and its shareholders. It also indicated that its board of directors has not made any relevant decisions with respect to the investment in or disposal of its assets, and that such decisions will be the purpose of the advisory services retained.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
April 15, 2016	32.08%
December 31, 2015	32.08%
December 31, 2014	32.03%
December 31, 2013	32.00%

Separately from any ownership interest held by the Controller Group, as of April 15, 2016, SQM has been informed that PCS indirectly controls 100% of the shares of Inversiones El Boldo Limitada, 100% of the shares of Inversiones RAC Chile Limitada and 100% of the shares of Inversiones PCS Chile Limitada. Through these companies, PCS owns 32% of the total shares of SQM. For additional information regarding share ownership of the Company, see “Item 7. Major Shareholders and Related Party Transactions.”

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the share holdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of April 15, 2016 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the SVS and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	% total shares
The Bank of New York	—	—	59,667,469	49.57%	22.67%
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	44,891,974	31.43%	7,007,688	5.82%	19.67%
Inversiones El Boldo Ltda.(3)	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(2)	18,179,147	12.73%	—	—	6.91%
Inversiones PCS Chile Limitada.(3)	15,526,000	10.87%	—	—	5.90%
Banco de Chile por Cuenta de Terceros No Residentes	—	—	8,934,829	7.42%	3.39%
Inversiones Global Mining Chile Ltda.(2)	8,798,539	6.16%	—	—	3.34%

(1)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(2)	As of April 15, 2016, SQM had a “controlling group,” as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of April 15, 2016 Mr. Julio Ponce Lerou and related persons control 100% of SQYA and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.97% of all shares of SQM (consisting of 71,868,467 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Pampa Calichera, which controls 19.67% of SQM, including 2,193 series A shares and 120,000 series B shares, that as of April April 15, 2016 were held under custody at Negocios y Valores S.A. Corredores de Bolsa; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (the Pampa Group), control 29.97% of SQM.

As of April 15, 2016, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and La Esperanza Delaware Corporation (the Kowa Group) are owners of 2.11% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of “controlling group” of the Company.

In a filing made with the SVS on November 12, 2015, Sociedad de Inversiones Oro Blanco S.A. stated that its board of directors had agreed to retain the services of the investment bank Banco Itaú Argentina S.A. as a financial advisor, on an exclusive basis and for a twelve-month period, in order to (i) analyze strategic alternatives relating to its shares in Sociedad de Inversiones Pampa Calichera S.A. and (ii) to look for third parties who could be interested in such shares. In the same filing, the company indicated that its board of directors is interested in evaluating all alternatives that are in the best interest of the company and its shareholders. It also indicated that its board of directors has not made any relevant decisions with respect to the investment in or disposal of its assets, and that such decisions will be the purpose of the advisory services retained.

(3)	As of April 15, 2016, PCS owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile Ltda., and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887, or 32.00%, of SQM’s total shares. The stake held by PCS as of December 31, 2014 and 2013 was, respectively, 32.00% and 32.00% of SQM’s total shares.

On December 21, 2006, Pampa Calichera and Kowa executed a joint performance agreement that allows them to become the “controller group” of the Company, as such term is defined under Chilean law. We have been informed that, as of April 15, 2016, Mr. Julio Ponce L. and related persons beneficially owned, through Pampa Calichera and certain other companies, 29.97% of the shares of the Company. As of April 15, 2016, Kowa Group owned, directly and indirectly, 2.11% of the shares of the Company. As of April 15, 2016, pursuant to the joint performance agreement, the “controller group” led by Mr. Julio Ponce L. beneficially owned 32.08% of the total shares of the Company.

The Company believes that approximately 51.31% of its Series A shares and 18.12% of its Series B shares were beneficially held in Chile as of April 15, 2016. Approximately 1,213 record holders were in Chile as of April 15, 2016.

Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B common shares cannot exceed 50% of SQM’s issued and outstanding stock; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of April 15, 2016, there are 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

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

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1 See “Item 18. Financial Statements.”

8.A.2 See “Item 18. Financial Statements.”

8.A.3 See “Item 19. Exhibits—Index to Financial Statements—Reports of Independent Registered Public Accounting Firm.”

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 Export Sales

We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the location of the Company’s subsidiaries making such sales and does not necessarily reflect the final destination of the products sold.

The following is the composition of the consolidated sales for the periods ending on December 31, 2015, 2014 and 2013:

Th. US$	2015	2014	2013
Foreign sales	1,539,740	1,786,953	1,960,767
Total sales	1,728,332	2,014,214	2,203,140

Foreign sales %	89.1%	88.7%	89.0%

8.A.7 Legal Proceedings

Chilean Investigation

The SII has been conducting investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor (Ministerio Público) is conducting related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws. The SII and the Chilean Public Prosecutor are also conducting similar investigations related to the payment of invoices by other Chilean companies that may not have been properly supported or that may not have been necessary to generate corporate income.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc Committee authorized to conduct an internal investigation relating to the issues that were the subject of the SII and Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review. The U.S. lawyers retained by the ad-hoc Committee were principally charged with reviewing the relevant facts and analyzing those facts against the requirements of the FCPA. The factual findings of the ad-hoc Committee, however, were ultimately shared with Chilean as well as U.S. authorities.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then- CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by PCS, one of SQM’s two principal shareholder groups. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were also authorized by the former CEO and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar S.A. filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Public Prosecutor.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the SVS proceeded to fine the three current and the two former members of the Board of Directors UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Public Prosecutor.

On June 17, 2015, Oscar Gajardo S., a minority shareholder of SQM, filed a lawsuit against each member of the Company’s Board of Directors serving at the time of the matters giving rise to the claim, as well as against certain members of its management, alleging that campaign contributions regulated by Chilean law and the Chilean Electoral Service that were made by the Company with Board approval additionally required shareholder approval. The plaintiff filed similar lawsuits against a number of other Chilean companies and their management. These claims are under review by the Public Prosecutor.

On July 31, 2015, the deputy of the Tarapacá region of Chile, Hugo Gutiérrez G., filed a lawsuit against the Company, broadly alleging violations of the anti-corruption and money laundering provisions of Law No. 20,393 on Criminal Liability of Legal Entities. Potential sanctions under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the Company executing contracts with governmental entities, and (iv) dissolution of the Company. This claim is under review by the Public Prosecutor.

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The Company has not paid any indemnities to the former CEO, and the lawsuit is pending in the Chilean courts. The Company estimates that no provision is needed at this stage.

On December 15, 2015, the ad-hoc Committee presented its findings to the Board of Directors. In addition to presenting a discussion of the facts surrounding the payments at issue, the ad-hoc Committee concluded that, for purposes of the U.S. Foreign Corrupt Practices Act:

(a)	payments were identified that had been authorized by SQM's former CEO for which the Company did not find sufficient supporting documentation;
(b)	no evidence was identified that demonstrated that the payments were made in order to induce a public official to act or refrain from acting in order to assist SQM in obtaining economic benefits;
(c)

regarding the cost center managed by SQM's former CEO, it was concluded that the Company's books did not accurately reflect transactions that have been questioned, notwithstanding the fact that, based on the amounts involved, these transactions were deemed quantitatively immaterial in comparison to SQM's equity, revenues, expenses or earnings within the reported period; and

(d)	SQM's internal controls were not sufficient to supervise the expenses made by the cost center managed by SQM's former CEO and that the Company trusted Patricio Contesse G. to make proper use of the resources.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the SEC and the DOJ), and it has cooperated with requests for additional documents and information from these authorities regarding the internal investigation discussed above.

In both Chile and the U.S., the authorities’ review of the questioned payments is ongoing. We are unable to predict the duration, scope, or results of this review, or how it may affect our business, financial condition, cash flows, results of operations and the prices of our securities. There can be no assurance that the authorities will agree with the conclusions of the ad-hoc Committee or that the authorities will not conclude that a violation of applicable law has occurred. There can be no assurance that authorities in Chile or the U.S. will not undertake a broader investigation or seek to commence additional litigation against the Company.

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. Chilean authorities, the SEC and the DOJ could impose a range of sanctions, including, but not limited to fines and civil, criminal penalties or, in the case of Chilean authorities, the sanctions discussed above under Law No. 20,393.

Class Actions

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York. On November, 13, 2015, our former CEO and current CEO and CFO were voluntarily dismissed from the case without prejudice. On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. The consolidated complaint alleges that certain statements made by the Company between June 30, 2010 and June 18, 2015, principally in the Company’s SEC filings and press releases, were materially false and/or misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder. Specifically, the consolidated complaint challenges certain of the Company’s statements concerning its compliance with applicable laws and regulations; the effectiveness of its internal controls; its adoption of a code of ethics consistent with SEC requirements; its revenues and taxes owed; and its compliance with applicable accounting standards. The consolidated complaint also alleges that the Company made inadequate disclosures concerning the status of the Corfo litigation described below. The lead plaintiff seeks to represent a putative class consisting of all persons who purchased SQM ADSs between June 30, 2010 and June 18, 2015, and seeks damages of an undetermined amount to recover the economic losses allegedly suffered by the class as a result of the challenged statements. On March 30, 2016, the Company filed a motion to dismiss the consolidated complaint under the doctrine of forum non conveniens or, alternatively, pursuant to Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure for failure to state a claim under Section 10(b) of the Exchange Act. The briefing on that motion to dismiss is not yet complete.

Corfo Litigation

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to the Lease Agreement. The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2015, revenue related to products originating from the Salar de Atacama represented 38% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to construct or replace markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied mutually agreed formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. However, an adverse ruling awarding damages sought by Corfo or permitting early termination of the Lease Agreement would have a material adverse effect on our business, financial condition, cash flows, results of operations and share price. We cannot assure you that Corfo will not use this arbitration proceeding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to SQM Salar. In addition, we cannot assure you that Corfo will not take other actions in the future in relation to the Lease Agreement that are contrary to our interests.

SQMNA Litigation

In October 2010, the City of Pomona, California, named Sociedad Química y Minera de Chile S.A. and SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. The Plaintiff subsequently s withdrew its lawsuit against SQM. On June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal, the resolution of which is pending. SQMNA intends to vigorously defend this action.

In October 2010, the City of Lindsay, California, named Sociedad Química y Minera de Chile S.A. and SQMNA as defendants in an action filed in the California Superior Court for Tulare County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. This case is pending in the trial court. SQMNA and SQM (if it is legally served) intend to vigorously defend this action. The process has been suspended and we are awaiting results from the case in Pomona. SQMNA and SQM intend to vigorously defend this action.

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

8.A.8. Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with SVS regulations), unless and to the extent the Company has a deficit in retained earnings.

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

The dividend policy for 2015 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2015. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent” (determined in accordance with SVS regulations).

On March 1, 2016, the Company filed its Chilean statutory consolidated financial statements with the SVS, an English language copy of which was furnished by the Company on Form 6-K dated April 7, 2016. For purposes of the Company’s Chilean statutory consolidated financial statements, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s Chilean statutory consolidated financial statements filed with the SVS. The effects of subsequent changes in the income tax rate will be recognized in retained earnings instead of the income statement.

There is also a difference between net income for the periods ended December 31, 2015 and December 31, 2014 in the Audited Consolidated Financial Statements and net income for such periods in the Chilean statutory consolidated financial statements filed with the SVS. In March 2015, the Company made payments to the SII for expenses that may not have qualified as tax expenses under the Chilean tax code. Provisions of approximately US$7 million corresponding to such payments were included in net income for the period ended December 31, 2014 in these financial statements. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements for the period ended December 31, 2014, with the SVS, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business. The amount of any dividends to be paid will be calculated on the basis of net income as determined for purposes of the Company’s statutory consolidated financial statements.

On March 22, 2016, the Company’s Board of Directors agreed to recommend that, subject to the approval of SQM’s shareholders at the next Annual General Shareholders’ Meeting on April 26, 2016, the Company distribute and pay a final dividend, totaling 50% of the Company’s 2015 net income. In addition, on the same date, the Board of Directors agreed to partially modify the current “dividend policy in effect to add a special dividend (dividendo eventual) of US$150 million – equivalent to approximately US$0.56992 per share. This dividend will be charged to SQM’s retained earnings. This dividend payment will be presented for consideration at the next Annual General Shareholders’ Meeting, which will be held on April 26, 2016. If such special dividend is approved by shareholders, it will be paid at the same time as the final dividend referred to above.

The dividend policy for 2016 will be announced at the Annual Shareholders’ Meeting held on April 26, 2016. It has been proposed that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2016, including payment of an interim dividend during the fourth quarter of the year.

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

Dividends		Per Share	Per ADS
Declared for the business year	Paid in	Ch$	US$

2009 (interim)	2009	191.32	0.37994
2009	2010	126.69	0.24137
2010 (interim)	2010	198.90	0.41794
2010	2011	142.40	0.30798
2011 (interim)	2011	376.99	0.73329
2011	2012	147.66	0.30350
2012(interim)	2012	456.93	0.94986
2012	2013	134.56	0.28337
2013 (interim)	2013	401.60	0.75609
2013	2014	73.48	0.13129
n/a (eventual)	2014	479.51	0.87387
2014 (interim)	2014	253.80	0.41493
2014	2015	91.55	0.14811
2015 (interim)	2015	224.51	0.31915

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

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
2011	31,400	25,000	31,280	23,000	67.75	43.00
2012	30,100	26,000	30,700	26,000	65.31	50.41
2013	27,350	15,500	27,900	11,956	59.06	22.50
2014	19,071	15,245	19,594	12,883	36.25	21.52
2015	19,450	12,000	16,400	8,400	26.40	12.65

(b)	2014 to 2016 by quarter

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$

2014
First quarter	19,071	17,650	19,594	13,100	36.25	24.24
Second quarter	18,500	16,505	18,300	15,048	32.75	27.01
Third quarter	16,700	15,279	16,807	15,344	30.45	25.64
Fourth quarter	16,600	15,245	16,800	12,883	28.32	21.52

2015
First quarter	16.300	15.000	16.400	10.100	26,40	15,02
Second quarter	16.500	15.899	13.704	10.055	22,74	15,51
Third quarter	17.500	12.000	12.050	8.400	17,57	12,65
Fourth quarter	19.450	14.510	14.288	10.100	20,06	14,55

2016
First quarter	16,300	15,000	16,400	10,100	26.40	15.02

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
October 2015	19,400	14,510	13,960	10,100	20.06	14.55
November 2015	19,450	16,000	14,288	11,698	19.94	16.61
December 2015	18,250	16,600	13,900	10,438	19.67	14.70
January 2016	18,250	18,239	13,751	10,680	19.00	14.90
February 2016	18,245	16,319	12,434	10,988	17.95	25.29
March 2016	16,300	15,498	16,100	10,100	25.91	15.02

(1) Pesos per share of Common Stock reflect nominal price at trade date.

(2) Series B shares began trading on the New York Stock Exchange on September 20, 1993.

As of April 15, 2016, there were 59,667,469 Series B ADSs outstanding. As of April 15, 2016, such ADSs represented approximately 22.67% of the total number of issued and outstanding shares of our Company.

9.B	Plan Of Distribution

Not Applicable.

9.C	Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of April 15, 2016, the Series B shares were also traded on the New York Stock Exchange in the form of ADSs at a ratio of 1:1. The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

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

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after five years, unclaimed dividends are to be donated to the fire department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed 50% of the issued, outstanding and paid shares of SQM Series B. SQM Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

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

Disclosure of Share Ownership

The Company’s By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

10.C. Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•	On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. This contract allowed for two three-year renewal options, at the option of SQM. The two options were exercised. As a result, the contract extends through March 16, 2016. Early termination of the contract is subject to payment of non-amortized investments.

•	On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract extends through March 20, 2017, and early termination is subject to penalties.

•	On March 30, 2012, SQM S.A. entered into an Electrical Energy Supply agreement with Gener S.A. The term of this contract extends through December 31, 2030, and consolidates the estimated electricity demand of all our productive operations. Early termination of the contract is subject to an agreement between both parties, or in case of Force-Majeure extended for more than 12 months. Under this contract, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for the Company.

In addition, the Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations, with the exception of the Electrical Energy Supply agreement with Gener S.A. described above.

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

As of December 31, 2015, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million, US$250 million, US$250 million and US$300 million. Additionally, we had outstanding bilateral loans through wholly owned subsidiaries in the amount of US$120 million, which were fully guaranteed by us. Also we had US$197 million in bilateral loans through SQM S.A.

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

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the “Withholding Tax.” If the Company has paid corporate income tax, the “First Category Tax,” on the income from which the dividend is paid, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax to determine the amount of First Category Tax actually paid on the pre-tax income. Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid.

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The withholding tax rates of the two dividends distributed by the Company during 2015 are as follows:

Month	Withholding Tax Rate
May 2015	18.80976%
December 2015	18.75000%

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

New System in Effect Starting in 2017

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% to 24% in 2016. It will increase to 25.5% in 2017 and increase to a maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty with Chile. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States until the treaty that has been signed enters into force) will be subject to a higher effective tax rate than residents of treaty jurisdictions.

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

Cash Dividends and Other Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two shareholder taxation regimes we elect to adopt. See “Item 10.E. Taxation—Chilean Tax Considerations—Cash Dividends and Other Distributions—New System in Effect Starting in 2017” above.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2015. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2015 or for any prior or future taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder of shares or ADSs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADSs).

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

Interest Rate Risk. As of December 31, 2015, we had approximately 15% of our financial debt effectively priced at LIBOR, and therefore significant increases in the rate could impact our financial condition.

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results.

We have short and long term debt valued at LIBOR plus a spread. We are partially exposed to fluctuations of this rate, as we hold hedging derivative instruments to hedge a portion of our liabilities subject to LIBOR rate fluctuations.

As of December 31, 2015, approximately 25% of our current financial obligations were subject to LIBOR rate fluctuation and therefore, significant increases in the rate may impact our financial position.

In addition, as of December 31, 2015, our total financial debt is primarily long-term, with 24% of maturities less than 12 months, which decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2015, 2014 and 2013. Figures do not include our financial hedging positions for year-end:

129

	2015	2014	2013
	Th US$	Th US$	Th US$
Chilean pesos	(78,824)	15,787	(524,530)
Brazilian real	101	(377)	(1,211)
Euro	42,674	37,433	32,776
Japanese yen	1,456	1,497	1,183
Mexican pesos	2,283	1,111	137
South African rand	22,822	25,444	29,404
Dirhams	23,369	19,838	24,594
Other currencies	21,507	27,356	22,924
Total, net	35,388	128,089	(414,723)

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$148,4  million (Ch$105,404 million).

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

Depositary Payments Fiscal Year 2015

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2015, the Depositary reimbursed expenses related to investor relations for a total amount of US$152,626.38.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s current Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13(a)-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our current Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2015.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2015. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2015, the Company’s internal control over financial reporting was effective.

Remediation of Previously Disclosed Material Weakness

During 2015, the Company implemented measures to improve internal controls and address a previously-identified material weakness related to controls over payments directed by the office of the former Chief Executive Officer. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In an effort to remediate the material weakness that was identified as of December 31, 2014, and enhance our internal controls, management implemented the following series of measures:

•	A review of the processes, procedures and controls over payments from the budget of the office of the Chief Executive Officer; to ensure greater oversight and transparency;

•	Modifications of the processes, procedures and controls over payments from the budget of the office of the Chief Executive Officer to ensure greater oversight and transparency and

•	Investment in improved education and training relating to the control environment generally and the modified processes described above once implemented.

After completing our testing of the design and operating effectiveness of these new procedures, our management concluded that, as of December 31, 2015, we have remediated the previously identified material weakness as of December 31, 2014.

(c) Attestation Report of the Registered Public Accounting Firm

PriceWaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PWC”), the independent registered public accounting firm that has audited our Consolidated Financial Statements, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2015. This attestation report appears on pages F-1 and F-2 under Item 18 Financial Statements.

(d) Changes in Internal Control over Financial Reporting

SQM management, with the participation of the Company’s current Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management have implemented the aforementioned measures during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The table shows the amount of fees billed for each of the last two fiscal years by our independent auditors, PwC for the 2015 and 2014 fiscal year, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of US$).

	2015	2014
Audit fees	1,929	1,327
Audit-related fees	-	-
Tax fees	10	146
Other fees	39	223
Total fees	1,978	1,696

Audit fees in the above table are the aggregate fees billed by PwC in 2015 and 2014, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by PwC in 2015 and 2014 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

Total fees in the above table are fees billed by PwC of US$2.0 million in 2015 and US$1.70 million in 2014.

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

ITEM 16H.	MINE SAFETY AND DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

For a list of all financial statements filed as part of this Form 20-F Annual Report, see “Item 19. Exhibits.”

ITEM 19.	EXHIBITS

(a) Index to Financial Statements

Reports of Independent Registered Public Accounting Firms	F-1
Consolidated Financial Statements:
Audited Consolidated Statements of Financial Position as of December 31, 2015 and 2014	F-3
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2015	F-5
Audited Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2015	F-7
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2015	F-8
Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2015	F-10
Notes to the Audited Consolidated Financial Statements	F-13
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

Date: April 21, 2016

Sociedad Química y Minera de Chile S.A. and Subsidiaries

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Sociedad Química y Minera de Chile S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) of this Annual Report on Form 20F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Santiago, Chile

April 21, 2016

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Current assets
Cash and cash equivalents	7.1	527,259	354,566
Other current financial assets	10.1	636,325	670,602
Other current non-financial assets	24	62,006	43,736
Trade and other receivables, current	10.2	302,225	340,830
Trade receivables due from related parties, current	9.5	99,907	134,506
Current inventories	8	1,003,846	919,603
Current tax assets	27.1	65,277	47,975
Total current assets		2,696,845	2,511,818

Non-current assets
Other non-current financial assets	10.1	486	427
Other non-current non-financial assets	24	33,526	32,171
Trade receivables, non-current	10.2	1,050	2,044
Investments in associates	11.1	49,836	49,723
Investments in joint ventures	12.3	29,466	26,055
Intangible assets other than goodwill	13.1	110,428	114,735
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	1,683,576	1,887,954
Deferred tax assets	27.4	161	340
Total non-current assets		1,946,918	2,151,837
Total assets		4,643,762	4,663,655

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Liabilities
Current liabilities
Other current financial liabilities	10.4	402,030	213,172
Trade and other payables, current	10.5	136,840	145,160
Trade payables due to related parties, current	9.6	435	231
Other current provisions	18.1	28,141	27,747
Current tax liabilities	27.2	52,070	36,171
Provisions for employee benefits, current	15.1	13,445	18,384
Other current non-financial liabilities	18.3	69,966	90,010
Total current liabilities		702,927	530.875

Non-current liabilities
Other non-current financial liabilities	10.4	1,290,203	1,574,225
Other non-current provisions	18.1	8,890	8,890
Deferred tax liabilities	27.4	219,391	223,349
Provisions for employee benefits, non-current	15.1	21,995	33,801
Total non-current liabilities		1,540,479	1,840,265
Total liabilities		2,243,406	2,371,140

Equity	17
Share capital		477,386	477,386
Retained earnings		1,882,196	1,768,424
Other reserves		(19,797)	(13,162)
Equity attributable to owners of the Parent		2,339,785	2,232,648
Non-controlling interests		60,571	59,867
Total equity		2,400,356	2,292,515
Total liabilities and equity		4,643,762	4,663,655

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to December
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$

Revenue	26.1	1,728,332	2,014,214	2,203,140
Cost of sales	26.2	(1,185,583)	(1,431,242)	(1,481,690)
Gross profit		542,749	582,972	721,450

Other income	26.3	15,343	24,055	96,716
Administrative expenses	26.4	(86,830)	(96,532)	(105,189)
Other expenses by function	26.5	(106,415)	(64,295)	(49,397)
Other gains (losses)	26.6	3,760	4,424	(11,391)
Profit from operating activities		368,607	450,624	652,189
Finance income		11,570	16,142	12,696
Finance costs	21	(69,853)	(63,373)	(58,608)
Share of profit of associates and joint ventures accounted for using the equity method		10,326	18,116	18,786
Foreign currency translation differences	22	(12,364)	(16,545)	(11,954)
Profit before taxes		308,286	404,964	613,109
Income tax expense	27.4	(83,766)	(160,686)	(138,539)

Profit for the year		224,520	244,278	474,570
Profit attributable to
Owners of the Parent		220,356	236,889	467,113
Non-controlling interests		4,164	7,389	7,457
Profit for the year		224,520	244,278	474,570

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2015	2014	2013
		US$	US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	20	0.84	0.90	1.77

Basic earnings per share (US$ per share)		0.84	0.90	1.77

Diluted common shares
Diluted earnings per share (US$ per share)	20	0.84	0.90	1.77

Diluted earnings per share (US$ per share)		0.84	0.90	1.77

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

	January to December
	2015	2014	2013
Consolidated Statements of Other Comprehensive Income	ThUS$	ThUS$	ThUS$

Profit for the year	224,520	244,278	474,570

Components of other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gains/losses from defined benefit plans	(221)	(672)	1,012

Items that may be subsequently reclassified to profit or loss
Lossfrom foreign currency translation differences	(6,499)	(4,016)	(3,559)
Cash flow hedges before taxes	401	2,196	15,779

Other comprehensive (loss) income before taxes	(6,319)	(2,492)	13,231
Income taxes associated with cash flow hedges in other comprehensive income	(219)	(311)	(3,023)
Income tax related to defined benefit plans in other comprehensive income	(309)	-	-
Income taxes associated with components of other comprehensive income	(528)	(311)	(3,023)

Other comprehensive (loss) income	(6,847)	(2,803)	10,209

Total comprehensive income	217,673	241,475	484,779

Comprehensive income attributable to
Owners of the Parent	213,721	234,218	477,394
Non-controlling interests	3,952	7,257	7,385
Total comprehensive income	217,673	241,475	484,779

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		1,713,549	1,944,072	2,392,696

Types of payments

Cash payments to suppliers for the provision of goods and services		(1,082,704)	(1,179,413)	(1,496,053)
Cash payments to and on behalf of employees		(44,916)	(42,218)	(48,033)
Other payments related to operating activities		(70,991)	(9,770)	(24,774)
Dividends received		7,515	11,817	16,423
Interest paid		(44,225)	(83,592)	(87,018)
Interest received		11,570	16,142	12,696
Income taxes paid		(72,579)	(76,810)	(119,107)
Other inflow of cash		10,098	10,816	4,883

Net cash generated from operating activities		427,317	591,044	651,713

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses		-	5,000	-
Other cash payments made to acquire interest in joint ventures		(59)	-	(69)
Income from non-attendance capital increase		-	4,223	-
Proceeds from the sale of property, plant and equipment		388	156	216
Acquisition of property, plant and equipment		(111,315)	(112,143)	(386,495)
Proceeds from sales of intangible assets		4,586	15,431	86,157
Cash advances and loans granted to third parties		420	(2,470)	528
Other inflows (outflows) of cash (*)		36,175	(221,561)	(187,722)

Net cash used in investing activities		(69,805)	(311,364)	(487,385)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$

Cash flows from (used in) financing activities

Proceeds from long-term borrowings		-	250,000	300,000
Proceeds from short-term borrowings		137,000	180,000	160,000
Total proceeds from borrowings		137,000	430,000	460,000
Repayment of borrowings		(190,000)	(230,000)	(176,485)
Dividends paid		(127,343)	(379,044)	(279,668)
Other incomes (outflows) of cash		-	(208,991)	(6,132)

Net cash generated from (used in) financing activities		(180,343)	(388,035)	(2,285)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		177,169	(108,355)	162,043

Effects of exchange rate fluctuations on cash held		(4,476)	(13,701)	(9,774)
Net (decrease) increase in cash and cash equivalents		172,693	(122,056)	152,269

Cash and cash equivalents at beginning of period		354,566	476,622	324,353
Cash and cash equivalents at end of period		527,259	354,566	476,622

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,768,424	2,232,648	59,867	2,292,515
Profit for the year	-	-	-	-	-	-	220,356	220,356	4,164	224,520
Other comprehensive income	-	(6,334)	182	(483)	-	(6,635)	-	(6,635)	(212)	(6,847)
Comprehensive income	-	(6,334)	182	(483)	-	(6,635)	220,356	213,721	3,952	217,673
Dividends	-	-	-	-	-	-	(106,584)	(106,584)	(3,248)	(109,832)
Increase (decrease) in equity	-	(6,334)	182	(483)	-	(6,635)	113,772	107,137	704	107,841

Equity as of December 31, 2015	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2014	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241
Profit for the year	-	-	-	-	-	-	236,889	236,889	7,389	244,278
Other comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	-	(2,671)	(132)	(2,803)
Comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	236,889	234,218	7,257	241,475
Dividends	-	-	-	-	-	-	(378,190)	(378,190)	(5,280)	(383,470)
Increase (decrease) due to changes in interests in subsidiaries	-	-	-	-	-	-	-	-	2,269	2,269
Increase (decrease) in equity	-	(3,884)	1,885	(672)	-	(2,671)	(141,301)	(143,972)	4,246	(139,726)

Equity as of December 31, 2014	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,768,424	2,232,648	59,867	2,292,515

The accompanying notes form an integral part of these consolidated financial statements.

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2013	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446
Profit for the year)	-	-	-	-	-	-	467,113	467,113	7,457	474,570
Other comprehensive income	-	(3,487)	12,756	1,012	-	10,281	-	10,281	(72)	10,209
Comprehensive income	-	(3,487)	12,756	1,012	-	10,281	467,113	477,394	7,385	484,779
Dividends	-	-	-	-	-	-	(233,557)	(233,557)	(6,427)	(239,984)
Increase (decrease) in equity	-	(3,487)	12,756	1,012	-	10,281	233,556	243,837	958	244,795

Equity as of December 31, 2013	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

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

The Company is registered with the Securities Registry of the Chilean Superintendency of Securities and Insurance (“SVS”) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly not used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama.

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2015 and December 31, 2014, staff was detailed as follows:

	12/31/2015			12/31/2014
Employees	SQM S.A	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	26	71	97	29	76	105
Professionals	116	838	954	108	884	992
Technicians and operators	256	2,741	2,997	266	3,247	3,513
Foreign employees	-	202	202	-	190	190
Overall total	398	3,852	4,250	403	4,397	4,800

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

Information about shareholders that own more than 5% of SQM’s outstanding Series A or Series B shares as of December 31, 2015 and December 31, 2014, according to information provided by the Central Securities Depositary (Depósito Central de Valores or “DCV”), is set forth in the table below:

Shareholder as of December 31, 2015	No. of Series A shares	% of Series A shares	No. of Series B shares	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,079,533	49,08%	22,45%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,880,793	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile on behalf of non-resident third parties	-	-	9,055,272	7,52%	3.44%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,679,753	4.72%	2.17%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2014	No. of Series A shares	% of Series A shares	No. of Series B shares	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	61,894,725	51.42%	23.52%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,803,531	31.37%	7,007,688	5.82%	19.69%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile on behalf of non-resident third parties	-	-	5,795,818	4.81%	2.20%
Banco Itau on behalf of investors	20,950	0.01%	5,412,076	4.50%	2.06%
Inversiones La Esperanza Limitada	3,711,598	2.60%	-	-	1.41%

(*) Total Pampa Group 29.97%

On December 31, 2015 the total number of shareholders was 1,229.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2015 and 2014.
-	Consolidated Statements of Changes in Equity for the three years ended December 31, 2015.
-	Consolidated Statements of Comprehensive Income for the three years ended December 31, 2015.
-	Statements of Cash Flows for the three years ended December 31, 2015.

2.2	Financial statements

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

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

As explained in note 27.4, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the SVS issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements

2.2	Financial statements, continued

In addition to the adjustment related to IAS 12, there is a difference between net income for the periods ended December 31, 2015 and December 31, 2014 in these financial statements and the Company’s statutory consolidated financial statements filed with the SVS. In March 2015, the Company made payments to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. See Note 30. Provisions of approximately US$7 million corresponding to such payments were included in net income for the period ended December 31, 2014 in these financial statements. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements for the period ended December 31, 2014, with the SVS, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements.

A reconciliation of such differences is presented as follows:

As of December 31, 2015

Equity	Consolidated Financial Statements for SVS	Consolidated Financial Statements for SEC	Difference
	ThUS$	ThUS$	ThUS$
Equity attributable to owners of the Parent	2,339,785	2,339,785	-
Share capital	477,386	477,386	-
Other reserves	(19,797)	(19,797)	-

Retained earnings	1,882,196	1,882,196	-
Retained earnings for the last period	1,669,028	1,661,840	7,188
Net Income (loss) for the period	213,168	220,356	(7,188)
Total Retained earnings	1,882,196	1,882,196	-

Equity attributable to non-controlling interests	60,571	60,571	-
Retained earnings
Retained earnings for the last period	59,867	59,867	-
Net Income (loss) for the period	4,164	4,164	-
Other comprehensive income	(212)	(212)	-
Dividends	(3,248)	(3,248)	-
Total Retained earnings	60,571	60,571	-

Total Equity	2,400,356	2,400,356	-

Dividends paid and the mandatory mínimum dividend provision were determined in accordance with the standards set by the SVS.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements, continued

As of December 31, 2014

Equity	Consolidated Financial Statements for SVS	Consolidated Financial Statements for SEC	Difference
	ThUS$	ThUS$	ThUS$
Equity attributable to owners of the Parent	2,239,836	2,232,648	(7,188)
Share capital	477.386	477.386	-
Other reserves	(13,162)	(13,162)	-

Retained earnings	1,775,612	1,768,424	(7,188)
Retained earnings for the last period	1,479,231	1,531,535	52,304
Net Income (loss) for the period	296,381	236,889	(59,492)
Total Retained earnings	1,775,612	1,768,424	(7,188)

Equity attributable to non-controlling interests	59,867	59,867	-
Retained earnings
Retained earnings for the last period	55,621	55,621	-
Net Income (loss) for the period	7,389	7,389	-
Other comprehensive income	(132)	(132)	-
Dividends	(5,280)	(5,280)	-
Increase (decrease) due to changes in interests in subsidiaries	2,269	2,269
Total Retained earnings	59,867	59,867	-

Total Equity	2,299,703	2,292,515	(7,188)

Dividends paid and the mandatory mínimum dividend provision were determined in accordance with the standards set by the SVS.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Other current and non-current asset and financial liabilities at amortized cost.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value.

2.4	Accounting pronouncements

New accounting pronouncements

a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2015:

Amendments and improvements	Mandatory for periods beginning on
Amendment of IAS 19 “Employee Benefits” on defined benefit plans. – Issued in November 2013. This amendment applies to employee or third party contributions in defined benefit plans. Amendments are intended to simplify the accounting for contributions that are independent of the number of years of service of employees; e.g., contributions by employees that are calculated in accordance with a fixed percentage of the employee’s salary.	01/01/2015

Improvements to International Financial Reporting Standards (2012) issued in December 2013	Mandatory for periods beginning on
IFRS 2 “Share-based Payment” – It clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted.	01/01/2015

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. The standard was additionally modified to require a reconciliation of assets of the segments to assets of an entity, when assets are reported by segment. Early adoption is permitted.	01/01/2015

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2012) issued in December 2013	Mandatory for periods beginning on
IFRS 13 "Fair Value Measurement” – IASB has modified the basis for conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts if the effect of not adjusting is not significant.	01/01/2015

IAS 16, "Property, Plant and Equipment" and IAS 38, "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. Early adoption is permitted.	01/01/2015

IAS 24, "Related party Disclosures" – The standard is modified to include, as related party, an entity that provides key management personnel services to the reporting entity of the Parent of the reporting entity (“the managing entity”).Early adoption is permitted.	01/01/2015

Improvements to International Financial Reporting Standards (2013) issued in December 2013	Mandatory for periods beginning on
IFRS 13 “Fair Value Measurement” – It clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities as at their net amount, applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.	01/01/2015

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

b)	Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2015, which the Company has not adopted early are as follows:

Amendments and interpretations	Mandatory for periods beginning on
IFRS 9 “Financial Instruments”- Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers”-Published in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2018

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for periods beginning on
IFRS 16 “Leases” –issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. The objective is ensuring that lessees and lessors provide relevant information that fairly represents transactions conducted. Such information provides a basis for the users of the financial statements to assess the effect that leases have on the entity’s financial position, performance and cash flows.	01/01/2019

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value.

Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance relates to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset. Likewise, the amendments clarify that a revenue-based amortization method is inappropriate to measure the use of the economic benefits embedded in the intangible asset.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” on bearer plants. – Issued in June 2014. These amendments modify the financial information for “bearer plants”, such as vineyards, rubber wood tree and oil palm. The amendments define the concept of “bearer plant” and establish that they should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. Early adoption is permitted.	01/01/2016

Amendment of IAS 27 “Separate Financial Statements” on the equity method- Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements. Early adoption is permitted.	01/01/2016

Amendment of IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for periods beginning on
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures.” Issued in December 2014. The amendment clarifies the application of the exception from consolidation for investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception on consolidation available for entities in group structures that include investment entities. The amendment to IAS 28 allows an entity that is not an investment entity, but has an interest in an associated or joint venture that is an investment entity, an option of accounting policy in the application of the equity method. The entity may opt for maintaining measurement at fair value applied by the associate or joint venture that is an investment entity or, consolidating at investment entity level (associate or joint venture). Early adoption is permitted.	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures. Early adoption is permitted.	01/01/2016

Improvements to International Financial Reporting Standards (2014) issued in September 2014.	Mandatory for periods beginning on
IFRS 7 "Financial Instruments: Disclosures" It establishes two amendments to IFRS 7: (1) Service contracts: if a Company transfers a financial asset to a third party under conditions that allow the assigner to dispose of the asset, IFRS 7 requires the disclosure of any type of continued involvement that the entity may still have on transferred assets. IFRS 7 provides guidance on what is understood as continued involvement within this context. The amendment is prospective with the option of applying it retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS 1; (2) Interim Financial Statements: The amendment clarifies that the additional disclosure required by amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.	01/01/2016

IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used. Such amendment is retrospective but limited at the beginning of the first period presented.	01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective	01/01/2016

The Company's management is in the process of assessing the impacts on the consolidated financial statements of the adoption of IFRS 9, IFRS 15 and IFRS 16. However, for the remaining standards, amendments and interpretations described above, it believes they will not have any significant impact for the initial application period.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities over which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
		Country of				12/31/2015	12/31/2014
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of				12/31/2015	12/31/2014
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
		Country	Functional			12/31/2015	12/31/2014
TAX ID No.	Domestic subsidiaries	of origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs as issued by the International Accounting Standards Board (IASB), have been applied in full.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2015	12/31/2014
	US$	US$

Brazilian real	3.90	2.65
New Peruvian sol	3.41	2.97
Argentine peso	12.90	8.45
Japanese yen	120.61	120.55
Euro	0.92	0.82
Mexican peso	17.34	14.74
Australian dollar	0.73	0.82
Pound Sterling	0.67	0.64
South African rand	15.61	11.55
Ecuadorian dollar	1.00	1.00
Chilean peso	710.16	606.75
UF	36.09	40.59

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognize in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

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

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

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

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

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

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly probably forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.12	Derecognition of financial instruments

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

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2015 and 2014, there are no embedded derivatives.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

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

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

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

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses of employees that develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession rights

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

No impairment of intangible assets exists as of December 31, 2015 and December 31, 2014.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.27	Prospecting expenses, continued

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material. For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

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

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets, continued

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.32	Interest-bearing borrowings

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

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

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.89% and 5.5% for the periods ended December 31, 2015 and December 31, 2014, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2015 and 2014. The net balance of this obligation is presented under the non-current provisions for employee benefits.

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.36	Revenue recognition, continued

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

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

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.38	Income tax and deferred taxes, continued

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

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 3	Significant accounting policies (continued)

3.40	Environment

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

As of to-date, the SQM Group incurs an annual expenditure of approximately US$102 million associated with fuel, gas, energy and equivalents and approximately US$52 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$10 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to credit risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks. Derivative financial instruments are measured at fair value and are engaged only in the market in Chile.

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

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$ 342 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2015, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$75 million against SQM. As of December 31, 2014, this amounts to US$37 million in favor SQM.

As of December 31, 2015, the Chilean peso to U.S. dollar exchange rate was Ch$710.16 per US$1.00 (Ch$ 606.75 per US$ 1.00 as of December 31, 2014).

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

As of December 31, 2015, approximately 15% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.5 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of December 31, 2015, the Company's financial liabilities are mainly concentrated in the long-term and approximately 24% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

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

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2015, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$440 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 4	Financial risk management, continued

4.2.5	Liquidity risk, continued

		Maturity of undiscounted cash flows
As of December 31, 2015	Book Value	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	MMUS$	MMUS$	MMUS$	MMUS$	MMUS$
Other non-derivative financial liabilities
Bank loans	318.34	182.16	144.36	-	326.53
Unsecured obligations	1,311.65	260.90	510.46	901.92	1,673.28
Subtotal	1,629.09	443.06	654.83	901.92	1,999.81
Other derivative financial liabilities
Hedging liabilities	75.07	2.46	75.31	0.05	77.83
Derivative financial instruments	(17.89)	(17.89)	-	-	(17.89)
Subtotal	57.18	(15.43)	75.31	0.05	59.94
Total	1,687.17	427.64	730.14	901.98	2,059.75

		Maturity of undiscounted cash flows
As of December 31, 2014	Book Value	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	MMUS$	MMUS$	MMUS$	MMUS$	MMUS$
Other non-derivative financial liabilities
Bank loans	411.40	195.79	231.48	-	427.27
Unsecured obligations	1,352.31	67.13	477.50	1,248.62	1,793.25
Subtotal	1,763.71	262.92	708.98	1,248.62	2,220.51
Other derivative financial liabilities
Hedging liabilities	37.77	0.66	41.49	(5.04)	37.11
Derivative financial instruments	(15.07)	(15.07)	-	-	(15.07)
Subtotal	22.70	(14.41)	41.49	(5.04)	22.03
Total	1,786.40	248.50	750.47	1,243.57	2,242.54

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no significant changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2015, the Company’s consolidated financial statements present no significant changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of December 31, 2015 and 2014 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2015, 2014 and 2013 have been prepared in accordance with the International Financial Reporting Standards (IFRS). The accounting principles and criteria have been applied consistently.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2015	12/31/2014
	ThUS$	ThUS$

Assets	4,012,556	4,305,107
Liabilities	(1,672,771)	(2,065,271)
Equity	2,339,785	2,239,836

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2015 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

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

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group and the Kowa Group, into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2015 and December 31, 2014, the general information of the companies over which the Company exercises control and significant influence is as follows:

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,551	2,595	8,107	8,502	1,946	2,899
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	2,605	4,763	49,897	48,757	1,303	2,381
Comercial Agrorama Ltda.	30%	3	30	292	337	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	5	1	2,274	2,270	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		4,164	7,389	60,571	59,867	3,249	5,280

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	521,948	69,159	531,903	7,913	146,731	(715)	(739)
Proinsa Ltda.	149	-	-	-	-	-	-
SQMC Internacional Ltda.	195	-	-	-	-	(1)	(1)
SQM Potasio S.A.	90,230	843,842	7,748	23,438	10,785	184,315	184,533
Serv. Integrales de Tránsito y Transf. S.A.	46,646	63,973	81,703	6,642	44,045	(12,450)	(12,316)
Isapre Norte Grande Ltda.	791	540	664	143	3,883	-	6
Ajay SQM Chile S.A.	17,044	942	879	563	38,414	3,165	3,165
Almacenes y Depósitos Ltda.	264	41	-	-	-	(12)	(77)
SQM Salar S.A.	639,804	871,339	474,225	201,581	762,058	193,367	193,300
SQM Industrial S.A.	1,030,937	702,192	741,820	83,751	685,634	19,144	11,224
Exploraciones Mineras S.A.	482	31,443	5,560	-	-	(666)	(666)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	296	550	423	364	2,299	(130)	12
Soquimich Comercial S.A.	138,413	22,447	33,058	1,037	162,582	6,618	6,301
Comercial Agrorama Ltda.	10,231	1,554	10,796	16	13,806	11	12
Comercial Hydro S.A.	9,014	87	122	-	50	460	460
Agrorama S.A.	12,848	595	13,759	16	15,131	(380)	(380)
Orcoma SpA	-	2,356	9	-	-	(8)	(8)
Orcoma Estudio SpA	2,059	2,931	347	-	-	9	9
SQM North America Corp.	200,156	16,348	201,343	-	255,455	(12,774)	(12,774)
RS Agro Chemical Trading Corporation A.V.V.	5,194	-	-	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	2	229	3,255	-	-	618	618
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	115,720	3,539	-	-	4,882	303
SQM Peru S.A.	421	1	1,176	-	22	(104)	(104)
SQM Ecuador S.A.	19,660	147	18,883	35	16,778	447	447
SQM Brasil Ltda.	121	1	585	2,142	375	(2,694)	(2,694)
SQI Corporation N.V.	-	23	38	-	-	53	52
SQMC Holding Corporation L.L.P.	21,296	13,873	1,000	-	-	2,044	2,044
SQM Japan Co. Ltd.	2,327	211	239	495	2,861	159	159

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	315,642	2,111	273,123	-	530,912	(5,536)	(5,536)
SQM Italia SRL	1,124	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,814	14,360	14,814	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	87,686	1,710	61,589	-	183,374	(3,399)	(3,399)
SQM Investment Corporation N.V.	81,328	130	29,054	861	-	17,865	17,865
Royal Seed Trading Corporation A.V.V.	72,828	-	93,235	-	-	(3,490)	(3,089)
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	243	-	199	-	-	(135)	(135)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	167	-	635	227	3,094	(90)	(90)
SQM Nitratos México S.A. de C.V.	40	4	25	6	291	4	4
Soquimich European Holding B.V.	71,166	112,488	79,906	-	-	3,245	(1,881)
SQM Iberian S.A.	55,444	65	50,169	-	137,869	11	11
SQM Africa Pty Ltd.	94,508	1,372	81,552	-	88,247	4,945	4,945
SQM Oceania Pty Ltd.	2,357	-	440	-	2,378	(192)	(192)
SQM Agro India Pvt, Ltd.	3	-	-	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,827	43	608	-	5,373	(58)	(58)
SQM Thailand Limited	9,765	27	6,991	-	11,539	125	125
Total	3,602,747	2,893,008	2,827,968	329,230	3,123,986	398,625	381,428

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	638,071	109,356	679,642	21,285	123,390	(529)	(529)
Proinsa Ltda.	174	1	-	-	-	1	1
SQMC Internacional Ltda.	229	-	-	-	-	(1)	(1)
SQM Potasio S.A.	167,134	934,783	3,703	20,847	2,379	166,673	167,019
Serv. Integrales de Tránsito y Transf. S.A.	430,047	82,657	459,844	11,093	48,747	7,008	7,008
Isapre Norte Grande Ltda.	698	767	702	198	4,577	41	-
Ajay SQM Chile S.A.	18,198	1,126	1,135	839	57,305	5,296	5,296
Almacenes y Depósitos Ltda.	311	46	1	-	-	(20)	(30)
SQM Salar S.A.	563,756	938,389	353,808	181,732	771,133	171,406	171,253
SQM Industrial S.A.	1,183,420	803,100	987,048	92,923	719,384	73,289	69,116
Exploraciones Mineras S.A.	478	31,713	5,160	-	-	(219)	(219)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	507	506	430	537	2,547	(63)	(65)
Soquimich Comercial S.A.	132,805	22,271	30,261	943	199,367	12,100	11,902
Comercial Agrorama Ltda.	12,048	1,815	12,632	106	14,724	102	103
Comercial Hydro S.A.	8,663	105	148	101	61	281	281
Agrorama S.A.	13,577	487	13,990	18	13,404	(103)	(103)
Orcoma SpA	3	2,356	4	-	-	(3)	(3)
Orcoma Estudio SpA	4,630	1,375	1,372	-	-	2	2
SQM North America Corp.	177,628	16,494	161,988	1,781	322,671	(1,622)	(2,294)
RS Agro Chemical Trading Corporation A.V.V.	5,201	-	-	-	-	(3)	(3)
Nitratos Naturais do Chile Ltda.	4	233	4,452	-	-	223	223
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	116,031	3,722	-	-	25,082	21,908
SQM Peru S.A.	520	1	1,172	-	-	(40)	(40)
SQM Ecuador S.A.	11,101	69	10,720	56	16,737	194	194
SQM Brasil Ltda.	724	1	636	-	453	220	220
SQI Corporation N.V.	-	23	89	-	-	5	4
SQMC Holding Corporation L.L.P.	17,552	15,481	1,024	-	-	3,944	3,944
SQM Japan Co. Ltd.	2,472	243	621	449	3,493	163	163

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	313,336	1,265	264,760	-	552,444	12,966	12,966
SQM Italia SRL	1,247	-	16	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	159	145	39	-	-	-	-
SQM Virginia LLC	14,821	14,367	14,821	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	81,196	1,302	53,428	-	178,243	916	916
SQM Investment Corporation N.V.	73,432	265	39,164	856	20	8,552	8,552
Royal Seed Trading Corporation A.V.V.	165,908	162	103,387	80,000	-	(4,941)	(4,384)
SQM Lithium Specialties LLP	15,774	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	396	-	217	-	-	(17)	(17)
Comercial Caimán Internacional S.A.	266	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	177	-	689	111	3,562	145	145
SQM Nitratos México S.A. de C.V.	38	4	29	4	262	6	6
Soquimich European Holding B.V.	77,712	117,371	89,566	-	-	26,368	23,180
SQM Iberian S.A.	54,332	72	49,004	-	132,270	5,781	5,782
SQM Africa Pty Ltd.	66,427	752	57,796	-	92,462	952	952
SQM Oceania Pty Ltd.	3,257	-	1,149	-	3,550	(1,016)	(1,016)
SQM Agro India Pvt. Ltd.	4	-	1	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	5,491	31	3,217	-	7,764	143	143
SQM Thailand Limited	15,424	35	12,679	-	11,042	228	228
Total	4,285,442	3,215,209	3,426,767	413,879	3,281,991	513,490	502,783

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2015

On August 5, 2015, the subsidiary SQM Brasil Ltda. made a capital contribution of ThUS$572 in its subsidiary Nitratos Naturais do Chile Ltda. As a result of such transaction, SQM Brasil Ltda. increased its interest from 0.001% to 70.82% in such company. SQM Industrial S.A. was not involved in such capital increase, decreasing its interest from 99.99% to 29.18%. This generated no effects on the consolidated profit or loss of SQM S.A.

b)	Transactions conducted in 2014

On November 21, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders of the subsidiary Orcoma Estudios SPA agreed to increase share capital from US$1,500, divided into 150,000 same-series fully paid and subscribed shares to US$4,631,507, divided into 196,229 same-series shares with no par value. SQM was not involved in such capital increase decreasing its interest in such company to 51%.

On December 18, 2014, at the General Shareholders’ Meeting of the subsidiary SQM Ecuador S.A., the shareholders agreed to absorb the Company’s accumulated deficit totaling US$ 455.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2015 and December 31, 2014, cash and cash equivalents are detailed as follows:

a) Cash	12/31/2015	12/31/20141
	ThUS$	ThUS$
Cash on hand	87	88
Cash in banks	31,977	29,404
Other demand deposits	9,042	-
Total cash	41,106	29,492

b) Cash equivalents	12/31/2015	12/31/2014
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	84,662	29,492
Short-term investments, classified as cash equivalents	401,491	295,582
Total cash equivalents	486,153	325,074

Total cash and cash equivalents	527,259	354,566

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2015 and December 31, 2014, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2015 MUS$	12/31/2014 MUS$
Legg Mason - Western Asset Institutional Cash Reserves	204,082	100,988
BlackRock - Institutional US Dollar Liquidity Fund	-	97,351
JP Morgan US dollar Liquidity Fund Institutional	197,409	97,243
Total	401,491	295,582

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2015 and December 31, 2014, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2015	12/31/2014
Original currency	MUS$	MUS$
Chilean Peso (*)	2,656	6,355
US Dollar	512,809	328,392
Euro	4,245	10,449
Mexican Peso	1,439	736
South African Rand	4,123	4,046
Japanese Yen	1,690	1,701
Peruvian Sol	1	1
Brazilian Real	8	29
Chinese Yuan	272	769
Indonesian Rupiah	-	4
Indian Rupee	14	12
Thai Baht	1	2,055
Argentine Peso	1	12
Pound Sterling	-	5
Total	527,259	354,566

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2015 and December 31, 2014, restricted cash balances are presented in Note 10.9.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to-date	12/31/2015
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	US$	0.50	12/23/2015	1/27/2016	50,000	6	50,006
Corpbanca	Fixed term	US$	0.65	12/22/2015	1/21/2016	25,000	4	25,004
Banco Crédito e Inversiones	Fixed term	Ch$	0.32	12/30/2015	1/14/2016	1,338	-	1,338
Banco Santander Santiago	Fixed term	Ch$	0.31	12/30/2015	1/14/2016	704	-	704
Banco Crédito e Inversiones	Fixed term	US$	0.30	12/11/2015	1/11/2016	1,000		1,000
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	225	-	225
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	614	-	614
BBVA Banco Francés	Fixed term	US$	19.00	12/2/2015	1/4/2016	236	-	236
ABN Amro Bank	On demand	Euro	-	12/31/2015	1/2/2016	1,240	-	1,240
Nedbank	On demand	US$	-	12/31/2015	1/2/2016	4,295	-	4,295
Total						84,652	10	84,662

2014 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to-date	12/31/2014
						ThUS$	ThUS$	ThUS$
Banco Estado	Fixed term	Ch$	0.24	12/30/2014	1/08/2015	4,121	-	4,121
Banco Crédito e Inversiones	Fixed term	Ch$	0.23	12/30/2014	1/08/2015	824	-	824
Banco BBVA Chile	Fixed term	US$	0.45	10/29/2014	1/06/2015	20,000	16	20,016
BBVA Banco Francés	Fixed term	US$	18.50	12/29/2014	1/28/2015	362	-	362
ABN Amro Bank	Fixed term	Euro	-	12/31/2014	1/31/2015	4,169	-	4,169
Total						29,476	16	29,492

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Raw material reserves	4,844	9,540	8,552
Supplies for production reserves	29,353	30,398	42,366
Products-in-progress reserves	478,627	453,816	400,824
Finished product reserves	491,022	425,849	503,788
Total	1,003,846	919,603	955,530

Inventory reserves recognized as of December 31, 2015 amount to ThUS$80,369, ThUS$82,966 as of December 31, 2014 and ThUS$97,248 as of December 31, 2013. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

The sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,070,387 as of December 31, 2015, ThUS$1,259,983 as of December 31, 2014 and ThUS1,314,276 as of December 31, 2013.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$

Raw material reserves	93	93	93
Supplies for production reserves	920	500	500
Products-in-progress reserves	53,187	55,994	65,768
Finished product reserves	26,169	26,379	30,887
Total	80,369	82,966	97,248

The Company has not delivered inventory as collateral for the periods indicated above.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2015 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

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

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group and the Kowa Group, into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2015 and December 31, 2014, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2015 and December 31, 2014, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.(1)	South Africa	US$	Joint control or significant influence
Foreign	SQM Vitas Spain	Spain	Euro	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence

(1) During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2015 2014 and 2013, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2015	12/31/2014	12/31/2013
					ThUS$	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	17,842	26,806	13,844
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Other transactions	-	-	740
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	23,545	28,566	35,884
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,748	2,728	5,093
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	15,618	23,533	40,605
Foreign	Ajay North America LLC.	Associate	United States	Dividends	5,185	7,139	10,437
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	-	90	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	7,902	8,535	7,908
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,557	6,852	5,669
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	296	-	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,187	1,112	1,186
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	286	1,245	892
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	34	35	-
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Other Transactions	-	47	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	62,543	76,714	77,176
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	(933)	(1,546)	702
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	32,019	51,841	52,901
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	34,586	30,978	21,255
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	2,187	13,975	17,908
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	1,060	1,681	289
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	22,624	53,763	56,254
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	4,012	4,930	5,242
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	8,587	7,700	1,624
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	27	4	-

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2015	12/31/2014
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	377	340
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	2,338	2,559
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3,031	3,674
Foreign	Ajay North America LLC.	Associate	United States	US$	2,538	2,793
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	772	3,596
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	9,314	-
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	23,465	19,445
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	7
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	19,156	29,425
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	16,026	20,716
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	-	3,772
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	750	2,534
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	21,464	43,900
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	52	87
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	523
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	566	1,099
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	52	36
Total					99,907	134,506

9.6	Trade payables due to related parties, current:

Tax ID			Country of		12/31/2015	12/31/2014
No.	Company.	Nature	origin	Currency	ThUS$	ThUS$

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	-	71
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Arab Emirates dirham	251	-
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	184	160
Total as of to-date					435	231

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 24, 2015.

1.1	Shearman & Sterling and Ad-Hoc Committee

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an Ad-Hoc Committee, which is currently composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and the Chairman Edward J. Waitzer. The Board of Directors delegated in the Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors on its conclusions and possible recommendations for courses of action. The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by FTI.

As of December 31, 2015, the Company has the following Committees:

-	Directors’ Committee: composed of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.
-	Audit Committee: composed of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer.
-	Health, Safety and Environmental Matters Committee: composed of Mrs. Joanne L. Boyes and Arnfinn F. Prugger and Wolf von Appen B.
-	Ad-Hoc Committee: composed of Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.
-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Dieter Linneberg A. and Edward J. Waitzer.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management, except for that indicated in paragraph 10 below.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 200 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.
b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.135% of profit for the period effectively earned by the Company during fiscal year 2015.
c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2015.
d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2015.
e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2015 amount to ThUS$2,769 (ThUS$3,424 as of December 31, 2014).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 75 in favor of each of the three Directors who are a part of the Company’s Audit Committee, regardless of the number of meetings conducted during the respective month.
b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.02% of the Company’s profit for the period effectively earned by the Company during fiscal year 2015 and 2014.

4)	Health, Safety and Environmental Matters Committee, Ad-Hoc Committee and other Company’s Committees

Remuneration of such committees is composed of the payment of a fixed, gross, monthly amount of UF 50 for each director comprising such committees, regardless of the number of meetings held or not held during the related month or year.

5)	No guarantees have been constituted in favor of the directors.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

6)	Senior management compensation:

a)	As of December 31, 2015, the global compensation paid to the 103 main executives amounts to ThUS$19,355 and the global compensation paid to the 108 main executives as of December 31, 2014 amounted to ThUS$25,666. This includes monthly fixed salary and variable performance bonuses.

b)	The Company has a bonuses intermediate and biannual plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

7)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2015 and the year ended December 31, 2014 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

10)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is also a member of the Ultramar Group. As of December 31, 2015, the amount of transactions with this Group is approximately ThUS$7,854 (ThUS$12,287 as of December 31, 2014).

9.8	Key management personnel compensation

	12/31/2015	12/31/2014
	ThUS$	ThUS$

Salaries	15,547	18,778
Long-term bonus	-	3,917
Annual bonus	3,808	2,971
Key management personnel compensation	19,355	25,666

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Description of other financial assets

Other current financial assets (1)	617,267	653,442
Derivatives (2)	19,058	17,160
Total other current financial assets	636,325	670,602

Other non-current financial assets	486	427
Total other non-current financial assets	486	427

(1)	Relates to time deposits with maturities exceeding 90 days and less than 360 days from the investment date.
(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

	12/31/2015	12/31/2014
Institution	ThUS$	ThUS$
Banco Santander	175,433	141,914
BBVA	-	91,718
Banco de Crédito e Inversiones	97,739	140,216
Banco de Chile	20,049	60,153
Corpbanca	122,951	91,372
Banco Itaú	80,830	100,136
Banco Security	24,861	24,683
Morgan Stanley	8,200	3,250
Scotiabank Sud Americano	78,180	-
HSBC Bank Chile	9,024	-
Total	617,267	653,442

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, current and non-current

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	279,590	-	279,590	322,231	-	322,231
Prepayments	9,155	-	9,155	11,378	-	11,378
Other receivables	13,480	1,050	14,530	7,221	2,044	9,265
Total trade and other receivables	302,225	1,050	303,275	340,830	2,044	342,874

	12/31/2015			12/31/2014
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	294,525	(14,935)	279,590	337,296	(15,065)	322,231
Trade receivables, current	294,525	(14,935)	279,590	337,296	(15,065)	322,231
Prepayments, current	11,955	(2,800)	9,155	14,178	(2,800)	11,378
Other receivables, current	15,476	(1,996)	13,480	9,184	(1,963)	7,221
Current trade and other receivables	321,956	(19,731)	302,225	360,658	(19,828)	340,830
Other receivables, non-current	1,050	-	1,050	2,044	-	2,044
Non-current receivables	1,050	-	1,050	2,044	-	2,044
Total trade and other receivables	323,006	(19,731)	303,275	362,702	(19,828)	342,874

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2015 and December 31, 2014, the detail of the unsecuritized portfolio is as follows:

12/31/2015
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,653	698	388	2,617	565	241	253	667	311	1,836	11,229
Portfolio under no renegotiated terms	249,892	13,268	1,484	9,572	2,720	19	264	6,159	1,067	6,340	290,785
Number of customers under renegotiated terms portfolio	17	1	551	38	8	1	3	7	6	235	867
Portfolio under renegotiated terms, gross	540	10	625	13	170	15	259	35	293	1,780	3,740
Total gross portfolio	250,432	13,278	2,109	9,585	2,890	34	523	6,194	1,360	8,120	294,525

12/31/2014
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,997	574	533	90	305	297	15	269	283	1,779	7,142
Portfolio under no renegotiated terms	243,255	51,738	21,425	5,883	718	1,062	127	520	162	6,659	331,549
Number of customers under renegotiated terms portfolio	49	7	2	2	1	1	1	2	1	81	147
Portfolio under renegotiated terms, gross	1,027	55	20	1,052	412	958	22	6	15	2,180	5,747
Total gross portfolio	244,282	51,793	21,445	6,935	1,130	2,020	149	526	177	8,839	337,296

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Allowance for portfolio under no renegotiated terms	18,980	16,585	16,711
Allowance for portfolio with renegotiated terms	2,356	3,717	4,459
Write-offs for the period	(1,605)	(474)	(520)
Total	19,731	19,828	20,650

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2015, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$331,853 as of December 31, 2014 such contracts amounted to ThUS$343,519 and as of December 31, 2013 such contracts amounted to ThUS$555,303.

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	74,786	(29,245)	86	96	182
December 31, 2014	37,034	(43,236)	1,638	(311)	1,327

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2013	23,602	(45,312)	(3,307)	661	(2,646)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period derivative instruments	Hedging reserve in gross equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	283	(242)	(195)	(195)
December 31, 2014	736	(1,050)	557	557
December 31, 2013	1,339	(93)	(1,153)	(1,153)

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of December 31, 2015 December 31, 2014 and December 31, 2013.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	59,447	UF	12/01/2026
H	191,638	UF	01/05/2018
M	46,463	UF	02/01/2017
O	68,339	UF	02/01/2017

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

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

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2015 and December 31, 2014, the detail is as follows:

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	178,183	140,000	318,183	191,116	219,838	410,954
Obligations with the public	221,092	1,077,172	1,298,264	19,453	1,317,429	1,336,882
Derivatives	981	-	981	1,791	-	1,791
Hedging liabilities	1,774	73,031	74,805	812	36,958	37,770
Total	402,030	1,290,203	1,692,233	213,172	1,574,225	1,787,397

Current and non-current borrowings

As of December 31, 2015 and December 31, 2014, the detail is as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Long-term borrowings	140,000	219,838
Short-term borrowings	97,079	100,057
Current portion of long-term borrowings	81,104	91,059
Short-term loans and current portion of long-term borrowings	178,183	191,116
Total borrowings assumed	318,183	410,954

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of December 31, 2015 and December 31, 2014, the detail of this caption is as follows:

						Currency or
Debtor			Creditor			adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.70%	0.70%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.44%	0.44%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.05%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.39%

		12/31/2015			12/31/2015
		Nominal amounts			Current amounts
Debtor	Creditor	Up to 90	90 days to		Up to 90	90 days to		Borrowing
Subsidiary	Financial institution	days	1 year	Total	days	1 year	Subtotal	costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	13	20,000	20,013	-	20,013
SQM.S.A.	Banco Estado	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	8	17,000	17,008	-	17,008
SQM S.A.	Banco Estado NY Branch	-	-	-	1,067	-	1,067	-	1,067
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	16	20,000	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,032	-	20,032	-	20,032
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,137	40,137	(49)	40,088
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,052	20,052	(54)	19,998
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,010	20,010	(58)	19,952
Total		20,000	157,000	177,000	21,145	157,199	178,344	(161)	178,183

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

						Currency or
Debtor			Creditor			adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.46%	0.46%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.38%	0.38%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.41%	0.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.45%	1.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	2.12%	0.97%

		12/31//2014			12/31/2014
Debtor	Creditor	Nominal amounts			Current amounts
Filial	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	5	20,000	20,005	-	20,005
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Banco Estado	-	20,000	20,000	-	20,026	20,026	-	20,026
SQM S.A.	Banco Estado NY Branch	-	-	-	988	-	988	-	988
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,008	-	20,008	-	20,008
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	-	50,137	50,137	(85)	50,052
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	117	117	(66)	51
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,013	20,013	(60)	19,953
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,084	20,084	(69)	20,015
Total		20,000	170,000	190,000	21,019	170,377	191,396	(280)	191,116

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2015 and December 31, 2014, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

			Number of			Currency or	Periodicity
Debtor			registration or ID			adjustment	Payment of			Nominal
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	Effective rate	rate

93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.52%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			12/31/2015			12/31/2015
			Nominal maturities			Current maturities
									Bond
			Up to 90	91 days to 1		Up to 90	91 days to 1		issuance
Subsidiary	Country	Series	days	year	Total	days	year	Subtotal	costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	-	200,000	200,000	-	202,586	202,586	(73)	202,513
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S,A,	Chile	C	-	5,413	5,413	-	5,610	5,610	-	5,610
SQM S,A,	Chile	H	-	-	-	3,417	-	3,417	(139)	3,278
SQM S,A,	Chile	M	-	-	-	492	-	492	(130)	362
SQM S,A,	Chile	O	-	-	-	849	-	849	(67)	782
Total			-	205,413	205,413	9,406	213,528	222,934	(1,842)	221,092

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

			Number of			Currency or	Periodicity
Debtor			registration or ID			adjustment	Payment of			Nominal
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	Effective rate	rate

93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2015	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2015	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2015	US$	Semiannual	Upon maturity	4.46%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2015	US$	Semiannual	Upon maturity	3.86%	4.38%
93.007.000-9	SQM S.A.	Chile	446	C	06/01/2015	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2015	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2015	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2015	UF	Semiannual	Upon maturity	3.74%	3.80%

			12/31/2014			12/31/2014
			Nominal maturities			Current maturities
									Bond
			Up to 90	91 days to 1		Up to 90	91 days to 1		issuance
Subsidiary	Country	Series	Days	year	Total	days	year	Subtotal	costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2,586	2,586	(293)	2,293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(384)	2,290
SQM S.A.	Chile	ThUS$250,000	-	-	-	1,914	-	1,914	(433)	1,481
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	C	-	6,088	6,088	-	6,329	6,329	-	6,329
SQM S.A.	Chile	H	-	-	-	3,843	-	3,843	(139)	3,704
SQM S.A.	Chile	M	-	-	-	554	-	554	(130)	424
SQM S.A.	Chile	O	-	-	-	955	-	955	(67)	888
Total			-	6,088	6,088	7,266	14,247	21,513	(2,060)	19,453

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2015 and December 31, 2014 are detailed as follows:

						Currency or
Debtor			Creditor			adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%

		Nominal non-current maturities				Non-current maturities
		12/31/2015				12/31/2015
		Over 1	Over 2	Over 3		Over 1	Over 2	Over 3
		years	years	years		years	years	years		Borrowings
Subsidiary	Financial institution	to 2	to 3	to 4	Total	to 2	to 3	to 4	Subtotal	costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

						Currency or
Debtor			Creditor			adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.45%	0.97%

		Nominal non-current maturities				Non-current maturities
		12/31/2014				12/31/2014
		Over 1	Over 2	Over 3		Over 1 Total	Over 2	Over 3
		years	years	years		years	years	years		Borrowings
Subsidiary	Financial institution	to 2	to 3	to 4	Total	to 2	to 3	to 4	Subtotal	costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	140,000	-	140,000	-	140,000	-	140,000	-	140,000
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(49)	39,951
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	-	20,000	-	20,000	-	20,000	(59)	19,941
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	20,000	-	20,000	-	20,000	-	20,000	(54)	19,946
Total		-	220,000	-	220,000	-	220,000	-	220,000	(162)	219,838

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2015 and December 31, 2014 is detailed as follows:

							Periodicity
			Number of
			registration or ID			Currency or	Payment of		Effective	Nominal
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	adjustment index	interest	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities							Non-current maturities
12/31/2015							12/31/2015
													Bond
	Over 1	Over 2	Over 3	Over 4	Over 5		Over 1	Over 2	Over 3	Over 4	Over 5		issuance
Series	year to 2	years to 3	Years to 4	Years to 5	years	Total	year to 2	years to 3	Years to 4	Years to 5	years	Subtotal	costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MMUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,290)	248,710
MMUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,502)	246,498
MMUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,843)	296,157
C	5,413	5,413	5,413	5,413	32,482	54,134	5,413	5,413	5,413	5,413	32,482	54,134	-	54,134
H	-	-	-	-	144,357	144,357	-	-	-	-	144,357	144,357	(1,810)	142,547
M	36,089	-	-	-	-	36,089	36,089	-	-	-	-	36,089	(17)	36,072
O	-	-	-	-	54,134	54,134	-	-	-	-	54,134	54,134	(1,080)	53,054
Total	41,502	5,413	255,413	5,413	780,973	1,088,714	41,502	5,413	255,413	5,413	780,973	1,088,714	(11,542)	1,077,172

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Unsecured interest-bearing liabilities, non-current, continued

As of December 31, 2015 and December 31, 2014, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

			Number of				Periodicity
			registration or ID			Currency or	Payment of			Nominal
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	adjustment index	interest	Repayment	Effective rate	rate
93.007.000-9	SQM S.A.	Chile	-	MMUS$200	04/15/2016	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.46%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.74%	3.80%

Nominal non-current maturities 12/31/2014							Non-current maturities 12/31/2014
													Bond
	Over 1	Over 2	Over 3	Over 4	Over 5		Over 1	Over 2	Over 3	Over 4	Over 5		issuance
Series	year to 2	years to 3	Years to 4	Years to 5	years	Total	year to 2	years to 3	Years to 4	Years to 5	years	Subtotal	costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$200,000	200,000	-	-	-	-	200,000	200,000	-	-	-	-	200,000	(73)	199,927
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,655)	248,345
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,935)	246,065
ThUS$300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(4,456)	295,544
C	6,088	6,088	6,088	6,088	42,619	66,971	6,088	6,088	6,088	6,088	42,619	66,971	-	66,971
H	-	-	-	-	162,354	162,354	-	-	-	-	162,354	162,354	(1,949)	160,405
M	-	40,588	-	-	-	40,588	-	40,588	-	-	-	40,588	(153)	40,435
O	-	-	-	-	60,883	60,883	-	-	-	-	60,883	60,883	(1,146)	59,737
Total	206,088	46,676	6,088	6,088	1,065,856	1,330,796	206,088	46,676	6,088	6,088	1,065,856	1,330,796	(13,367)	1,317,429

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

As of December 31, 2015 and December 31, 2014, short-term bonds of ThUS$221,092 and ThUS$19,453, respectively, were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of ThUS$1,077,172 as of December 31, 2015 and ThUS$1,317,429 as of December 31, 2014, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2015 and December 31, 2014, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2015 December 31, 2014 and December 31, 2013 the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Principal payment	5,729	6,301	6,858
Interest payment	3,570	3,184	4,004

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2015, December 31, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Payments of interest	12,250	12,250	12,250

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

(b)        On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2015, December 31 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Payment of principal of Series G bonds	-	39,713	-
Payments of interest, Series G bonds	-	1,366	2,845
Payments of interest, Series H bonds	7,696	8,496	8,565

Series “J” and “I” bonds

(c)        On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%. Both bonds expired on April 1, 2014.

(d)        As of December 31, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series J and I bonds:

(e)

Payments made	12/31/2014 ThUS$	12/31/2013 ThUS$
Payments of principal Series J bonds	94,454	-
Payment of interest, Series J bonds	2,563	5,879
Payments of principal Series I bonds	64,083	-
Payment of interest, Series I bonds	1,206	2,100

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

(f)        As of December 31, 2015, December 31, 2014 and December 31, 2013, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Interest payment	13,750	13,750	13,750

Series “M” and “O” bonds

(g)        On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2015, December 31, 2014 and December 31, 2013 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Payment of interest, Series M bonds	1,248	1,380	765
Payment of interest, Series O bonds	2,153	2,381	1,320

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

As of December 31, 2015 December 31, 2014 and December 31, 2013, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Payment of interest	10,875	10,875	5,438

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2015 and December 31, 2014, the following payments have been made.

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	8,203	-

10.5	Trade and other payables

	12/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	136,668	-	136,668	144,998	-	144,998
Other accounts payable	172	-	172	162	-	162
Total	136,840	-	136,840	145,160	-	145,160

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2015, the Company has purchase orders amounting to ThUS$15,888 (ThUS$15,966 as of December 31, 2014).

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2015	Effect on profit or loss for the year ended 12/31/2015	12/31/2014	Effect on profit or loss for the year ended 12/31/2014	12/31/2013	Effect on profit or loss for the year ended 12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	-	-	457	-	423	5,100
Derivative instruments (options)	215	1,304	1,410	-	665	1,827
Derivative instruments (IRS)	283	(242)	736	1,637	1,339	251
	498	1,062	2,603	1,637	2,427	7,178

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of December 31, 2015, including derivatives, received during the year.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	617,267	-	617,267	653,442	-	653,442
Investments held-to-maturity measured at amortized cost	-	486	486	-	427	427
Loans and receivables measured at amortized cost	302,225	1,050	303,275	340,830	2,044	342,874
Total financial assets measured at amortized cost	919,492	1,536	921,028	994,272	2,471	996,743

Financial assets at fair value through profit or loss	19,058	-	19,058	17,160	-	17,160
Total financial assets at fair value	19,058	-	19,058	17,160	-	17,160
Total financial assets	938,550	1,536	940,086	1,011,432	2,471	1,013,903

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	2,755	73,031	75,786	2,603	36,958	39,561
Financial liabilities at fair value through profit or loss	2,755	73,031	75,786	2,603	36,958	39,561

Financial liabilities measured at amortized cost	536,115	1,217,172	1,753,287	355,729	1,537,267	1,892,996
Total financial liabilities measured at amortized cost	536,115	1,217,172	1,753,287	355,729	1,537,267	1,892,996
Total financial liabilities	538,870	1,290,203	1,829,073	358,332	1,574,225	1,932,557

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

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

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2015 and December 31, 2014, assets pledged as guarantees are as follows:

Restricted cash	12/31/2015 ThUS$	12/31/2014 ThUS$
Isapre Norte Grande Ltda.	496	682
Total	496	682

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2015		12/31/2014
	Carrying value ThUS$	Fair value ThUS$	Carrying value ThUS$	Fair value ThUS$
Cash and cash equivalents	527,259	527,259	354,566	354,566
Current trade and other receivables	302,225	302,225	340,830	340,830
Receivables due from related parties, current	99,907	99,907	134,506	134,506
Other financial assets, current:
- Time deposits	617,267	617,267	653,442	653,442
- Derivative instruments	19,058	19,058	17,160	17,160
Total other current financial assets	636,325	636,325	670,602	670,602
Non-Current Trade Receivables	1,050	1,050	2,044	2,044
Other non-current financial assets:	486	486	427	427
Other non-current financial assets:	486	486	427	427
Other financial liabilities, current:
- Bank loans	178,183	178,183	191,116	191,116
- Derivative instruments	981	981	1,791	1,791
- Hedging liabilities	1,774	1,774	812	812
- Unsecured obligations	221,092	221,092	19,453	19,453
Other financial liabilities, current	402,030	402,030	213,172	213,172
Current and non-current accounts payable	136,840	136,840	145,160	145,160
Payables due to related parties, non-current	435	435	231	231
Other non-current financial liabilities:
- Bank loans	140,000	160,265	219,838	180,756
- Unsecured obligations	1,077,172	1,221,002	1,317,429	1,584,237
- Non-current hedging liabilities	73,031	73,031	36,958	36,958
Other non-current financial liabilities:	1,290,203	1,454,298	1,574,225	1,801,951

Fair value hierarchy

Fair value hierarchies are as follows:

a)	Level 1: When only quoted (unadjusted) prices have been used in active markets.

b)	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

c)	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation technique used to determine the fair value of our hedging instruments is that indicated for Level 2.

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2015 and December 31, 2014, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method			Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda,	1,535	1,159	819	942	1,005	-	-	819	942	1,005
Abu Dhabi Fertilizer Industries WWL	11,766	10,269	1,455	1,783	1,596	455	-	1,910	1,783	1,596
Doktor Tarsa Tarim Sanayi AS	15,032	14,869	2,505	4,138	2,192	-	-	2,505	4,138	2,192
Ajay North America	12,913	13,530	3,600	6,188	7,919	-	-	3,600	6,188	7,919
Ajay Europe SARL	7,202	8,004	1,732	2,570	3,825	(21)	(30)	1,711	2,540	3,825
SQM Eastmed Turkey	70	88	(4)	(21)	132	-	-	(4)	(21)	132
Charlee SQM Thailand Co, Ltd,	1,318	1,804	122	158	237	89	-	210	158	237
Total	49,836	49,723	10,229	15,758	16,906	523	(30)	10,751	15,728	16,906

	Description of the nature of the		Country of	Share of ownership in	Dividends received
Associate	relationship	Domicile	incorporation	associates	12/31/2015	12/31/2014
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	286	1,245
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	5,185	7,139
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,748	2,728
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	296	-

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2015
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,516	21,686	1,410	23,096

12/31/2014
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,957	481	2,099	22	12,750	1,883	-	1,883
Abu Dhabi Fertilizer Industries WWL	31,010	2,795	6,048	-	53,186	4,819	-	4,819
Doktor Tarsa Tarim Sanayi AS	75,497	10,099	39,515	16,344	83,397	8,275	-	8,275
Ajay North America	20,912	10,269	3,568	-	60,101	12,628	-	12,628
Ajay Europe SARL	21,929	2,103	8,023	-	51,687	5,142	(59)	5,083
SQM Eastmed Turkey	10	228	62	-	-	(42)	-	(42)
Charlee SQM Thailand Co. Ltd.	8,279	669	4,435	-	12,968	394	-	394
Total	161,594	26,644	63,750	16,366	274,089	33,099	(59)	33,040

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2013
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,519	309	1,512	18	14,370	2,009	-	2,009
Abu Dhabi Fertilizer Industries WWL	26,645	2,321	6,059	-	44,689	3,192	-	3,192
Doktor Tarsa Tarim Sanayi AS	67,603	6,563	37,696	6,082	73,905	4,385	-	4,385
Ajay North America	23,728	9,289	6,230	-	72,297	16,161	-	16,161
Ajay Europe SARL	22,247	2,370	8,770	-	67,361	7,649	-	7,649
SQM Eastmed Turkey	149	305	169	-	139	265	-	265
Charlee SQM Thailand Co. Ltd.	6,104	572	2,706	-	19,179	593	-	593
Total	150,995	21,729	63,142	6,100	291,940	34,254	-	34,254

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2015 and December 31, 2014.

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

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2015

During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

b)	Operations conducted in 2014

During the second quarter of 2014, SQM Industrial S.A. received a reimbursement of capital amounting to ThUS$2,011 from SQM Vitas Fzco, resulting in a decrease capital, and maintaining the interest in this Company.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	12/31/2015	12/31/2014
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	13,257	12,819	11,504	(845)	(414)	255
Coromandel SQM India	962	754	801	88	128	90
SQM Vitas Fzco,	11,604	9,189	12,762	369	2,049	1,807
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,462	1,969	1,475	495	494	396
SQM Vitas Holland	1,181	1,324	(599)	(10)	101	-
Total	29,466	26,055	25,943	97	2,358	2,548

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(12)	(1)	13	(857)	(415)	267
Coromandel SQM India	-	-	-	88	128	89
SQM Vitas Fzco,	9,686	(457)	(339)	10,055	1,592	1,467
SQM Star Qingdao Corp. Nutrition Co. Ltd.	-	-	-	495	494	395
SQM Vitas Holland	-	-	-	(11)	101	(667)
Total	9,674	(458)	(326)	9,770	1,900	1,551

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 12   Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil (1)	3,722	5,670	4,747	(72)	1,045	2,538
SQM Vitas Peru (1)	5,061	4,993	4,314	786	948	(224)
SQM Vitas Southern Africa (1)	-	180	1,096	-	(907)	55
SQM Vitas Spain (2)	1,182	1,023	-	(251)	291	-
SQM Vitas Plantacote B.V. (2)	3,598	1,135	-	215	1	-
Total	13,563	13,001	10,157	678	1,378	2,369

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil (1)	-	-	-	(36)	522	1,152
SQM Vitas Peru (1)	-	-	-	393	474	93
SQM Vitas Southern Africa (1)	-	-	-	-	(453)	102
SQM Vitas Spain (2)	-	-	-	109	145	(177)
SQM Vitas Plantacote B.V. (2)	-	-	-	(125)	-	(385)
Total	-	-	-	341	688	785

The companies in the table above are subsidiaries of:

(1)   SQM Vitas Fzco.

(2)   SQM Vitas Holland

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 12   Joint Ventures (continued)

12.4   Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2015
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

	12/31/2014
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	61,381	8,734	44,478	-	95,292	(829)	(2)	(831)
Coromandel SQM India	4,820	1,043	4,294	63	6,723	256	-	214
SQM Vitas Fzco.	6,366	13,611	1,600	-	25,485	4,098	(913)	3,185
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,363	229	634	20	9,496	988	-	988
SQM Vitas Brazil	39,006	8,644	41,980	-	83,022	1,046	-	1,046
SQM Vitas Peru	25,346	3,146	23,463	35	39,321	949	-	949
SQM Vitas Southern Africa	3,703	720	4,243	-	17,117	(907)	-	(907)
SQM Vitas Spain	2,066	808	1,851	-	10,969	252	-	252
SQM Vitas Holland	512	2,158	19	-	-	204	-	350
SQM Vitas Plantacote B.V.	1,529	6	401	-	4,010	1	-	1
Total	149,092	39,099	122,963	118	291,435	6,058	(915)	5,143

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 12   Joint Ventures (continued)

12.4   Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2013
Joint Venture	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	68,241	9,414	54,650	-	41,744	509	26	535
Coromandel SQM India	4,545	1,158	4,037	63	7,842	179	-	179
SQM Vitas Fzco.	12,790	13,772	1,039	-	18,779	3,614	(679)	2,935
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,570	228	838	10	7,649	791	-	791
SQM Vitas Brazil	31,243	7,158	25,615	8,039	87,927	2,305	-	2,305
SQM Vitas Peru	21,481	1,722	18,890	-	35,267	185	-	185
SQM Vitas Southern Africa	5,164	829	4,896	-	21,234	204	-	204
SQM Vitas Spain	1,318	949	2,492	-	1,854	(355)	-	(355)
SQM Vitas Holland	95	-	316	977	-	(1,335)	-	(1,335)
SQM Vitas Plantacote B.V.	1,323	6,548	8,623	-	2,157	(770)	-	(770)
Total	149,770	41,778	121,396	9,089	224,453	5,327	(653)	4,674

12.5   Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	737	234	13,955	-	-	-
Coromandel SQM India	63	69	1,027	158	-	-
SQM Vitas Fzco.	7,574	12,043	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,870	2,487	-	-	-	-
SQM Vitas Brazil	827	1,312	11,215	8,488	-	-
SQM Vitas Peru	160	605	-	-	-	-
SQM Vitas Southern Africa	-	448	-	-	-	-
SQM Vitas Spain	272	34	-	-	-	-
SQM Vitas Holland	428	149	-	-	-	-
SQM Vitas Plantacote B.V.	802	458	-	-	-	-
Total	14,733	17,839	26,197	8,646	-	-

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 12   Joint Ventures (continued)

12.5   Other Joint Venture disclosures:

	Depreciation and amortization expense			Interest expense			Income tax expense, continuing operations
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(687)	(680)	(549)	(241)	(831)	(813)	233	212	(12)
Coromandel SQM India	(69)	(70)	(2)	(73)	(47)	(87)	(89)	(122)	(92)
SQM Vitas Fzco.	(1,067)	(1,032)	(1,001)	(10)	(38)	(16)	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(66)	(60)	(71)	(2)	(1)	-	(378)	(331)	(242)
SQM Vitas Brazil	(29)	(405)	(328)	(1,651)	(1,310)	(931)	(49)	220	-
SQM Vitas Peru	(29)	(136)	(82)	-	(15)	(445)	(370)	(243)	91
SQM Vitas Southern Africa	-	(82)	(67)	-	(44)	(104)	-	(156)	-
SQM Vitas Spain	(116)	(113)	-	(4)	(17)	(14)	(73)	-	-
SQM Vitas Holland	-	-	-	(2)	(6)	(2)	-	-	-
SQM Vitas Plantacote B.V.	-	(2)	-	(3)	(181)	(176)	-	-	-
Total	(2,063)	(2,580)	(2,100)	(1,986)	(2,490)	(2,588)	(726)	(420)	(255)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill

13.1   Balances

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Intangible assets other than goodwill	110,428	114,735
Goodwill (1)	38,388	38,388
Total	148,816	153,123

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC).

13.2   Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2015 and December 31, 2014 are detailed as follows:

		12/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,251	(13,438)	9,813
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,448	(984)	464
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	96,500	-	96,500
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		128,671	(18,243)	110,428
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,059	(18,243)	148,816

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

The estimated useful life for software is between three and six years, For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)        Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill (continued)

13.2   Disclosures on intangible assets and goodwill, continued

c)       Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill (continued)

13.2   Disclosures on intangible assets and goodwill, continued

f)        Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879
Additions	-	189	15	-	-	-	204
Other increases (decreases)	-	-	(91)	(886)	(47)	-	(1,024)

Final balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	-	-	-	-	(10)

Final balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill (continued)

13.2   Disclosures on intangible assets and goodwill, continued

f)           Movements in identifiable intangible assets as of December 31, 2015, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	13,066	585	97,386	3,698	38,388	153,123
Additions	-	189	15	-	-	-	204
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	(91)	(886)	(47)	-	(1,034)

Final balance	-	9,813	464	96,500	3,651	38,388	148,816

g)          Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600
Additions	-	14,462	-	-	-	-	14,462
Other increases (decreases)	-	3,258	(52)	(6)	(383)	-	2,817

Final balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill (continued)

13.2   Disclosures on intangible assets and goodwill, continued

g)      Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(3,303)	1	-	-	-	(3,302)

Final balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	14,462	-	-	-	-	14,462
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(45)	(51)	(6)	(383)	-	(485)

Final balance	-	13,066	585	97,386	3,698	38,388	153,123

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill (continued)

13.2   Disclosures on intangible assets and goodwill, continued

h)       Movements in identifiable intangible assets as of December 31, 2013:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	3,446	5,340	93,996	1,360	38,388	146,351
Additions	-	1,576	377	3,396	2,721	-	8,070
Other increases (decreases)	-	320	(4,141)	-	-	-	(3,821)

Final balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(1,796)	(4,962)	-	-	-	(10,579)
Additions	-	-	-	-	-	-	-
Amortization	-	(1,019)	(61)	-	-	-	(1,080)
Other increases (decreases)	-	(331)	4,141	-	-	-	3,810

Final balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 13   Intangible assets and goodwill (continued)

13.2       Disclosures on intangible assets and goodwill, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	764	-	-	-	-	764
Amortization	-	(1,019)	(61)	-	-	-	(1,080)
Other increases (decreases)	-	41	(32)	(6)	-	-	3

Final balance	-	1,982	601	97,386	4,081	38,388	142,438

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 14   Property, plant and equipment

As of December 31, 2015 and December 31, 2014, the detail of property, plant and equipment is as follows:

14.1   Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2015 ThUS$	12/31/2014 ThUS$
Property, plant and equipment, net
Land	34,589	34,622
Buildings	208,401	233,175
Machinery	397,600	361,882
Transport equipment	48,294	81,673
Furniture and fixtures	8,516	9,016
Office equipment	6,168	6,365
Constructions in progress	151,831	237,321
Other property, plant and equipment (1)	828,177	923,900
Total	1,683,576	1,887,954
Property, plant and equipment, gross
Land	34,589	34,622
Buildings	436,413	411,633
Machinery	1,234,751	1,168,018
Transport equipment	264,854	261,394
Furniture and fixtures	37,492	32,082
Office equipment	38,285	35,512
Constructions in progress	151,831	237,321
Other property, plant and equipment	1,825,057	1,731,599
Total	4,023,272	3,912,181

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	228,012	178,458
Accumulated depreciation and value impairment of machinery	837,151	806,136
Accumulated depreciation and value impairment of transport equipment	216,560	179,721
Accumulated depreciation and value impairment of furniture and fixtures	28,976	23,066
Accumulated depreciation and value impairment of office equipment	32,117	29,147
Accumulated depreciation and value impairment of other property, plant and equipment	996,880	807,699
Total	2,339,696	2,024,227

(1)   The detail of other property, plant and equipment is as follows:

	12/31/2015 ThUS$	12/31/2014 ThUS$
Other property, plant and equipment, net
Conveyor belt	39,666	53,648
Tank (TK)	26,046	36,236
Geomembrane/liner	155,409	158,839
Electric facilities	56,600	61,795
Lights	2,252	3,648
Other constructions	109,478	122,287
Piping	17,174	27,637
Pool	160,869	168,469
Well (water)	44,432	49,818
Pipes/HD lines	131,431	148,590
Railroad track	11,001	25,314
Other property, plant and equipment	73,819	67,619
Total	828,177	923,900

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 14   Property, plant and equipment (continued)

14.2   Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	411,633	1,168,018	261,394	32,082	35,512	237,321	1,731,599	3,912,181
Changes
Additions	49	933	1,109	32	28	1,338	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	(9,193)	(369)	(9,581)
Increase(decrease) in foreign currency exchange	(82)	-	(53)	(23)	-	(104)	(1)	(180)	(443)
Reclassification	-	23,846	68,419	5,625	5,382	1,585	(178,445)	88,912	15,324
Other increases (decreases) (*)	-	1	(2,729)	(2,169)	-	(45)	(43,227)	973	(47,196)
Total changes	(33)	24,780	66,733	3,460	5,410	2,773	(85,490)	93,458	111,091
Final balance	34,589	436,413	1,234,751	264,854	37,492	38,285	151,831	1,825,057	4,023,272

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(178,458)	(806,136)	(179,721)	(23,066)	(29,147)	-	(807,699)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(21,539)	(92,483)	(27,916)	(4,250)	(3,051)	-	(119,029)	(268,268)
Increase(decrease) in foreign currency exchange	-	1	-	16	-	66	-	30	113
Reclassification	-	(26,992)	64,469	1,375	(433)	2	-	(53,745)	(15,324)
Other increases (decreases) (*)	-	(1,024)	(3,001)	(10,314)	(1,227)	13	-	(16,437)	(31,990)
Total changes	-	(49,554)	(31,015)	(36,839)	(5,910)	(2,970)	-	(189,181)	(315,469)
Final balance	-	(228,012)	(837,151)	(216,560)	(28,976)	(32,117)	-	(996,880)	(2,339,696)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 14   Property, plant and equipment (continued)

14.2   Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	233,175	361,882	81,673	9,016	6,365	237,321	923,900	1,887,954
Changes
Additions	49	933	1,109	32	28	1,338	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	(9,193)	(369)	(9,581)
Depreciation expense	-	(21,539)	(92,483)	(27,916)	(4,250)	(3,051)	-	(119,029)	(268,268)
Increase(decrease) in foreign currency exchange	(82)	1	(53)	(7)	-	(38)	(1)	(150)	(330)
Reclassification	-	(3,146)	132,888	7,000	4,949	1,587	(178,445)	35,167	-
Other increases (decreases) (*)	-	(1,023)	(5,730)	(12,483)	(1,227)	(32)	(43,227)	(15,464)	(79,186)
Total changes	(33)	(24,774)	35,718	(33,379)	(500)	(197)	(85,490)	(95,723)	(204,378)
Final balance	34,589	208,401	397,600	48,294	8,516	6,168	151,831	828,177	1,683,576

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development and 4) impairment costs associated with the closure of the operations in the Pedro de Valdivia site, which are recognized under “Other expenses by function”. The impairment amounted to ThUS$36,823 (see Note 26.5 and Note 33).

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 14   Property, plant and equipment (continued)

14.2       Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31 2014, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800
Changes
Additions	-	72	370	-	71	1,514	134,663	287	136,977
Divestitures	-	-	(93)	(85)	(86)	(58)	(2,235)	(1)	(2,558)
Increase(decrease) in foreign currency exchange	(87)	(6)	(56)	(33)	-	(65)	4	(193)	(436)
Reclassification	812	46,872	(12,083)	(1,742)	4,522	(4,983)	(256,528)	223,130	-
Other increases (decreases) (*)	85	-	20	(14)	-	(38)	(54,323)	1,668	(52,602)
Total changes	810	46,938	(11,842)	(1,874)	4,507	(3,630)	(178,419)	224,891	81,381
Final balance	34,622	411,633	1,168,018	261,394	32,082	35,512	237,321	1,731,599	3,912,181

Reconciliation entries of changes in property, plant and equipment by type as of r December 31, 2014, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)
Changes
Divestitures	-	-	11	54	16	125	-	-	206
Depreciation expense	-	(19,669)	(88,242)	(29,417)	(2,772)	(2,811)	-	(108,380)	(251,291)
Increase(decrease) in foreign currency exchange	-	1	40	17	-	25	-	21	104
Reclassification	-	15,375	(3,414)	6,899	(2,269)	6,561	-	(23,152)	-
Other increases (decreases) (*)	-	1	2	15	-	33	-	3,126	3,177
Total changes	-	(4,292)	(91,603)	(22,432)	(5,025)	3,933	-	(128,385)	(247,804)
Final balance	-	(178,458)	(806,136)	(179,721)	(23,066)	(29,147)	-	(807,699)	(2,024,227)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 14   Property, plant and equipment (continued)

14.2        Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2014, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377
Changes
Additions	-	72	370	-	71	1,514	134,663	287	136,977
Divestitures	-	-	(82)	(31)	(70)	67	(2,235)	(1)	(2,352)
Depreciation expense	-	(19,669)	(88,242)	(29,417)	(2,772)	(2,811)	-	(108,380)	(251,291)
Increase(decrease) in foreign currency exchange	(87)	(5)	(16)	(16)	-	(40)	4	(172)	(332)
Reclassification	812	62,248	(15,496)	5,158	2,253	1,577	(256,528)	199,976	-
Other increases (decreases) (*)	85	-	21	-	-	(4)	(54,323)	4,796	(49,425)
Total changes	810	42,646	(103,445)	(24,306)	(518)	303	(178,419)	96,506	(166,423)
Final balance	34,622	233,175	361,882	81,673	9,016	6,365	237,321	923,900	1,887,954

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and development of mining targets.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 14   Property, plant and equipment (continued)

14.3   Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4   Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$4,466 as of December 31, 2015 and ThUS$7,732 as of December 31, 2014.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5   Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2015 and 2014, no impairment adjustments were generated, except for the closure of Pedro de Valdivia site indicated in Note 33.

Note 15   Employee benefits

15.1   Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2015	12/31/2014
	ThUS$	ThUS$
Current
Profit sharing and bonuses	13,445	18,384
Total	13,445	18,384

Non-current
Profit sharing and bonuses	-	2,849
Severance indemnity payments	21,995	30,952
Total	21,995	33,801

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 15   Employee benefits (continued)

15.3   Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	12/31/2015	12/31/2014
	ThUS$	ThUS$
Staff severance indemnities, Chile	20,883	30,336
Other obligations in companies elsewhere	1,112	616
Total other non-current liabilities	21,995	30,952

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

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

Reconciliation	12/31/2015	12/31/2014	12/31/2013
Changes in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	7,324	6,922	6,482
Service cost	3	2	2
Interest cost	380	403	412
Actuarial loss	600	361	386
Benefits paid	(358)	(364)	(360)
Benefit obligation at the end of the year	7,949	7,324	6,922

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 15   Employee benefits (continued)

15.4   Post-employment benefit obligations, continued

	12/31/2015	12/31/2014	12/31/2013
Changes in the plan assets:	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	7,967	7,909	6,073
Employer’s contributions	-	173	453
Actual return (loss) in plan assets	(145)	249	1,743
Benefits paid	(358)	(364)	(360)
Fair value of plan assets at the end of the year	7,464	7,967	7,909
Financing status	(485)	643	987
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(1,903)	(1,231)	(2,243)
Amortization during the year	68	30	109
Net estimated gain or loss occurred during the year	(1,330)	(702)	903
Adjustment to recognize the minimum pension obligation	(3,165)	(1,903)	(1,231)

The net periodic pension expense was composed of the following components for the years ended December 31, 2015 ,2014 and 2013:

Reconciliation	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Service cost or benefits received during the year	3	2	2
Interest cost in benefit obligation	380	403	412
Actual return in plan assets	(145)	249	1,743
Amortization of prior year losses	68	30	109
Net gain during the year	728	340	(1,290)
Net periodic pension expense	(133)	(155)	69

15.5   Staff severance indemnities

As of December 31, 2015 December 31, 2014 and December 31, 2013, severance indemnities calculated at the actuarial value are as follows:

	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS
Opening balance	(30,952)	(32,137)	(34,431)
Current cost of service(*)	(898)	(1,294)	(107)
Interest cost	(1,588)	(2,020)	(2,248)
Actuarial gain/loss	1,242	(665)	(127)
Exchange rate difference	3,582	4,450	2,946
Benefits paid during the year	6,619	714	1,830
Balance	(21,995)	(30,952)	(32,137)

(*) Current cost for the year ended December 31, 2015 includes the reversal of a provision in the amount of ThUS$3,575 (see note 26.6).

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 15   Employee benefits (continued)

15.5   Staff severance indemnities, continued

a)   Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2015	12/31/2014	12/31/2013
Mortality rate	RV - 2009	RV - 2009	RV - 2009
Actual annual interest rate	4.89%	5.5%	6%
Voluntary retirement rotation rate:
Men	7.16%	1.71%	0.9%	annual
Women	7.16%	1.96%	1.53%	annual
Salary increase	3.60%	3.00%	3.00%	annual
Retirement age:
Men	65	65	65	years
Women	60	60	60	years

b)   Sensitivity analysis of assumptions

As of December 31, 2015 and December 31, 2014, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 12/31/2015	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,437)	1,607

Sensitivity analysis 12/31/2014	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,960)	2,181

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Participants in this plan

This compensation plan includes eight executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first seven calendar days of the month of May following the fiscal year end.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$50 per share. The Company reserves the right to exchange that benefit for shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2015 and December 31, 2014 are the following:

Movement for the period	2015	2014
In effect as of January 1	1,536,000	1,536,000
Granted during the fiscal year	-	-
Redundant workers	(365,000)	-
Exercised during the fiscal year	-	-
Changes in benefit plan	-	-
In circulation	1,171,000	1,536,000
Average contractual life	4 months	16 months
Executives	8	10

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 16   Executive compensation plan (continued)

The amounts accrued by the plan, as of December 31, 2015 and December 31, 2014, amount to:

Effect on profit or loss	12/31/2015 ThUS$	12/31/2014 ThUS$
Effect on profit or loss	829	(553)

2)   Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 27 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payment dates, if any, will be January 1, 2016, 2017 and 2018.

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, of US$23.48 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2015 and December 31, 2014 are the following:

Movement for the period	2015	2014
In effect as of January 1	390,000	450,000
Redundant workers	(45,000)	(75,000)
Granted during the fiscal year	60,000	15,000
In circulation	405,000	390,000
Average weighted contractual life	24 months	36 months
Executives	27	26

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2015	12/31/2014	Description (1)	Calculation (1)
Net Financial Debt ThUS$	528,649	762,229	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.84	4.80	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.18	0.25	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	9.1%	13.2%	Income divided by Total Equity	Total Income / Equity (Last 12 months)
ROA	13.4%	13.7%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (Last 12 months)
Indebtedness	0.93	1.03	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 17   Disclosures on equity (continued)

17.1   Capital management, continued

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2   Disclosures on share capital

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

As of December 31, 2015 and December 31, 2014, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 17   Disclosures on equity (continued)

17.2   Disclosures on preferred share capital, continued

Detail of types of capital in shares:

Type of capital in shares	12/31/2015		12/31/2014
Description of type of capital in shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2015 and December 31, 2014, the Company has not placed any new issuances of shares on the market.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 17   Disclosures on equity (continued)

17.3   Disclosures on reserves in equity

As of December 31, 2015 December 31, 2014 and December 31, 2013, this caption comprises the following:

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion	(14,035)	(7,701)	(3,817)
Reserve for cash flow hedges	(1,699)	(1,881)	(3,766)
Reserve for actuarial gains or losses in defined benefit plans	(2,386)	(1,903)	(1,231)
Other reserves	(1,677)	(1,677)	(1,677)
Total other reserves	(19,797)	(13,162)	(10,491)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2015 and 2014.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

The Company’s dividend policy for 2015 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2015.

-	Distribution and payment, if possible during 2015, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2015 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2015, which are reflected in the Company’s financial statements as of December 31, 2015.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2015 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2016.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2015 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 17 - Disclosures on equity (continued)

17.5   Provisional dividends

On November 17, 2015, the Company reported to the Chilean Superintendency of Securities and Insurance that the Company’s Board of Directors at the Ordinary meeting held today agreed to approve that the Company pays and distributes the provisional dividend referred to in the “Dividend Policy of SQM S.A. for the 2015 Business Year”, which was reported at the Shareholders’ Annual Ordinary Meeting held on April 24, 2015.

Consequently, SQM will pay and distribute, starting on December 10, 2015, a provisional dividend of US$0.31915 per share that is equivalent to a total of approximately US$84,000,000 or 49.82889% of net profit for distribution for commercial year 2015, accumulated as of December 31, 2015. This will be made with a charge to profit for such commercial year in favor of the Shareholders registered with the Company’s Shareholders’ Register on the fifth business day prior to December 10, 2015 and in its equivalent amount in Chilean pesos converted at the “Observed U.S. dollar” or “U.S. dollar” exchange rate as published in the Official Gazette of December 3, 2015.

At the Fortieth General Ordinary Shareholders’ Meeting of April 24, 2015, the shareholders approved the payment of a final dividend of US$ 0.56304 per share from profit for the year 2014. Such final dividend amount is to be discounted the provisional dividend of US$ 0.41493 per share already paid. Accordingly, the remaining balance of US$ 0.14811 per share shall be paid and distributed in favor of the Company’s shareholders who are registered with the related Shareholders’ Record on the fifth business day prior to the day in which such dividend will be paid. Such amount, if applicable, will be paid in Chilean pesos in accordance with the “Observed U.S. dollar exchange rate” or “U.S. dollar exchange rate” as published in the Official Gazette on April 24, 2015.

At the ordinary Board of Directors’ Meeting of November 18, 2014, the directors unanimously agreed to pay and distribute a provisional dividend as contained in SQM’s “Dividend Policy for the 2014 Business Year.”

It was agreed that beginning on December 12, 2014, SQM would pay and distribute a provisional dividend of US$0.41493 per share, which is equivalent to a total amount of approximately ThUS$102,208 or 50% of net profit for distribution in the commercial year 2014, accumulated as of December 31, 2014. This dividend is charged to profit for such the commercial year, in favor of the shareholders registered with SQM’s Shareholder’s Register on the fifth business day prior to December 12, 2014. It is paid in its equivalent amount in Chilean pesos per the “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on December 5, 2014.

On July 7, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders agreed to partially modify the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”. This was informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014 with the main purpose of incorporating in such “Policy” the payment of a special dividend (“dividendo eventual”) of ThCh$230,000 equivalent to US$0.87387 per share. This will be distributed during the course of 2014 with a charge to retained earnings and, if applicable, it will be paid in its equivalent amount in Chilean pesos per “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on such date.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 17 - Disclosures on equity (continued)

17.5   Provisional dividends, continued

At the Extraordinary Meeting held on June 6, 2014, the following was agreed by simple majority:

1.	To partially amend the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”, informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014, with the main purpose of incorporating in such “Policy” the payment of a special dividend (“dividendo eventual”) of ThCh$230,000 equivalent to US$0.87387 per share that will be distributed during 2014 and charged to the caption retained earnings.

2.	To call for an Extraordinary Shareholders’ Meeting on Monday July 7, 2014 at 10:00, to communicate and resolve the payment of the aforementioned dividend.

Dividends presented deducted from equity are:

	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Dividends attributable to owners of the parent	85,945	114,487	203,401
Special dividend (“dividendo eventual”)	-	230,000	-
Dividends payable	23,887	38,983	36,583
Total	109,832	383,470	239,984

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 18    Provisions and other non-financial liabilities

18.1   Types of provisions

	12/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	18,067	3,000	21,067	19,567	3,000	22,567
Provision for dismantling, restoration and rehabilitation cost (**)	-	5,890	5,890	-	5,890	5,890
Other provisions	10,074	-	10,074	8,180	-	8,180
Total	28,141	8,890	37,031	27,747	8,890	36,637

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and the United States (see note 19.1).

(**) This provision is calculated considering the instructions of the regulatory body (Servicio Nacional de Geología y Minería de Chile, Sernageomin)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 18   Provisions and other non-financial liabilities (continued)

18.2   Description of other provisions

Current provisions, other short-term provisions	12/31/2015	12/31/2014
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	610	1,235
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	6,310	6,178
Provision for additional tax related to foreign loans	524	451
Provision for article No. 21 one-off tax, fines and value-added tax	1,449	-
Miscellaneous provisions	1,181	316
Total	10,074	8,180
Other long-term provisions
Mine closure	5,890	5,890
Total	5,890	5,890

18.3   Other non-financial liabilities, current

Description of other liabilities	12/31/2015	12/31/2014
	ThUS$	ThUS$
Tax withholdings	5,946	7,305
VAT payable	6,677	2,267
Guarantees received	748	746
Accrual for dividend	23,887	41,364
Monthly tax provisional payments	5,985	8,549
Deferred income	9,764	8,218
Withholdings from employees and salaries payable	3,459	3,764
Accrued vacations	13,171	17,369
Other current liabilities	329	428
Total	69,966	90,010

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 18   Provisions and other non-financial liabilities (continued)

18.4   Changes in provisions

	12/31/2015
Description of items that gave rise to variations	Guarantee	Restructuring (*)	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	16,327	8,500	-	-	11,361	36,188
Provision used	-	(16,327)	(10,000)	-	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(356)	(356)
Total provisions, final balance	-	-	21,067	-	5,890	10,074	37,031

	12/31/2014
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586
Changes in provisions:
Additional provisions	-	-	11,000	-	257	83	11,340
Provision used	-	-	-	-	-	(1,107)	(1,107)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(182)	(182)
Total provisions, final balance	-	-	22,567	-	5,890	8,180	36,637

(*) Provisions relating to restructuring in 2015 are related to the closure of the Pedro de Valdivia site. See Note 33.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 18   Provisions and other non-financial liabilities (continued)

18.5   Detail of main types of provisions (See Note 19)

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Salar de Atacama deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1   Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.

	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their
Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Subpoena to hear the verdict.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, the resolution of which is pending.
	Nominal value	:	ThUS$32,000.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

18.5   Lawsuits and other relevant events, continued

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química yMinera de Chile S.A. this lawsuit has not yet been notified to the Company.
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended.
	Nominal value	:	Not possible to determine.

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court.
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
	Status	:	Evidence.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Compensation claim for alleged civil liability under tort as a result of an explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers. Transactions performed with the families of five of such workers.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$500.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.1 Lawsuits and other relevant events, continued

6.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO).
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014.
	Court	:	Arbitral court.
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages, among other matters.
	Status	:	Evidence.
	Nominal value	:	ThUS$9,000.

7.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	Octubre del año 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$ 835.

8.	Plaintiff	:	Mario Segundo Parada Neira.
	Defendant	:	SQM Nitratos S.A.
	Date	:	April 2015.
	Court	:	Labor Court of Antofagasta.
	Reason	:	Lawsuit seeking a compensation for damages alleging a professional disease that would have been contracted between January 2001 and February 2013.
	Status	:	Verdict against the Company for approximately ThUS$8,000. An appeal for voidance has been filed.
	Nominal value	:	ThUS$ 256.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.1 Lawsuits and other relevant events, continued

9.	Plaintiff	:	Hugo Gutiérrez Gálvez.
	Defendant	:	Sociedad Química y Minera de Chile S.A. et al and Senators Jaime Orpis B. and Fulvio Rossi C.
	Date	:	July 2015.
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	Alleged extortion–bribery and money laundering under Law No. 20.393 on the Legal Responsibility of Juridical Persons and other standards.
	Status	:	Initial filing.
	Nominal value	:	None.

10.	Plaintiff	:	Intercompany Union of Assembly, Construction, Mining, Commerce, Part-time and Other Employees (SINCOM).
	Defendant	:	Eulen Chile S.A., Komatsu Chile S.A., Salinas y Fabres S.A., Sodexho Chile S.A. and SQM Salar S.A.
	Date	:	September 2015.
	Court	:	Labor Court of Antofagasta.
	Reason	:	Seeking the collection of employee legal bonus.
	Status	:	Written reply to the original writ.
	Nominal value	:	ThUS$220.

11.	Plaintiff	:	Patricio Contesse G.
	Defendant	:	SQM S.A.
	Date	:	September 2015.
	Court	:	First Labor Court of Santiago.
	Reason	:	Seeking the payment of severance indemnities and other employment termination benefits.
	Status	:	Appeal against the resolution which rejected the lawsuit.
	Nominal value	:	ThUS$5,665.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.1 Lawsuits and other relevant events, continued

12. Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff – Class Action – Class Period.
Defendant	:	Sociedad Química y Minera de Chile S.A.
Date	:	January 2016.
Court	:	United States District Court – Southern District of New York.
Reason	:	Class Actions – Class Period. Claim alleges violations of U.S. securities laws based on the failure to timely disclose information about certain expenses made during certain years which could be associated with alleged contributions to politicians. Such expenses may not have been properly supported by services rendered or may not qualify as tax expenses under the Chilean tax code, generating intervention by several Chilean Government authorities – the Chilean Superintendency of Securities and Insurance (SVS), the Chilean Internal Revenue Service (SII) and the Public Prosecutor – and the decrease of the value of the shares –ADSs of SQM owned by the plaintiffs.
Status	:	Filing of the class action.
Nominal value	:	Not determined.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

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

-   To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities divided by Total Equity.

-   To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of December 31, 2015, the aforementioned financial indicators are as follows:

Indicator	12/31/2015	12/31/2014
Equity ThUS$	2,400,356	2,299,703
Net Financial Debt/ EBITDA	0.73	1.03
Indebtedness	0.93	1.03
SQM Industrial and SQM Salar debt / Current assets	0.01	0.02

Issuance contracts for bonds issued abroad require that the Company not merge or dispose of the title to all or a substantial part of its assets, unless all of the following conditions are met: (i) the legal successor company is an entity subject to Chilean or U.S. laws, and assumes the Company’s obligations under a complementary contract, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merger or disposal and the complementary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on a quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.3   Commitments

Our subsidiary SQM Salar S.A. (“SQM Salar”) has executed a lease agreement (the “Lease Agreement”) with the Corporación de Fomento de la Producción (“Corfo”), which establishes that the subsidiary will exploit certain mining properties owned by Corfo and will pay Corfo for the resulting products. This amount is described in the Lease Agreement and is calculated on the basis of the sales of each type of product. The Lease Agreement is in effect until 2030, and SQM Salar began making lease payments in 1996. For the year ended December 31, 2015, the lease payments gave rise to an expense of ThUS$23,155 (ThUS$21,070 for the year ended December 31, 2014 and ThUS$22,885 for the year ended December 31, 2013) in the statement of income.

On November 15, 2013, Corfo sent a letter to SQM Salar, stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in Corfo’s opinion, SQM Salar owed to it for the calculation and payment of lease payments according to the Lease Agreement and b) require the constitution of an instance of arbitration stated in the Lease Agreement in order for the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” to determine whether other alleged lease payment obligations may exist that SQM Salar could owe to Corfo under the Lease Agreement.

During May 2014, Corfo filed a lawsuit against SQM Salar requesting the early termination of the agreement and other requests explained in Note 19.1. Such lawsuit is currently being processed.

SQM Salar differs completely from Corfo’s claims. In fact, the Lease Agreement has been in force for more than 20 years and during all this time, SQM Salar has paid to Corfo more than 80 quarterly payments in their entirety and on a timely basis that Corfo has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as –i- noncompliance on which the lawsuit is based do not exist and, if any, -ii- these are not gross or essential or hinder the purpose of the agreement –iii- the Company has never had the intention to deceive and has always been fully transparent in providing the information delivered. On the contrary, the conflict solely corresponds to a discussion on the right formula to calculate the lease payment amount.

The total amount finally requested by Corfo was at least US$8,940,829 – plus interest and costs – and the arbitration proceeding is [in the evidentiary stage]. Corfo and SQM Salar waived all recourses against the judgment provided by the arbitrator. However, it is not possible to rule out the filing of a new appeal against a complaint proceeding or extraordinary appeal arbitration ruling due to incompetence or ultra petita, invoking jurisprudence of the courts of justice indicating that both appeals cannot be waived.

During the period ended December 31, 2015, revenues related to products from the Salar de Atacama represented 37.78% of the Company’s total consolidated revenues. This corresponds to revenues from the Potassium and Lithium business lines.

Additionally, during the same period, SQM Salar sold potassium salts (sylvinite) and wet potassium chloride for a total of ThUS$102,428 to SQM Industrial S.A., a subsidiary of SQM, to be used as inputs in the production of potassium nitrate.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.4   Tax contingency

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7.0 million. The Company recognized a provision of approximately US$7.2 million in its statement of income for the year ended December 31, 2014, in relation to these payments.

On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were authorized by the former CEO and that were not properly supported by services rendered or that do not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar S.A. filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that were not properly supported by services rendered or that do not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and the Company recorded a provision of approximately US$1.4 million in its statement of income for the year ended December 31, 2015. In early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The total amount of these two payments, approximately US$1.6 million, exceeds the total amount of the corresponding provision, approximately US$1.4 million. The difference will be recognized in the Company’s statement of income for the year ended December 31, 2016. The total impact of such payments and provisions on the Company’s statement of income for the year ended December 31, 2015 was approximately US$2.3 million.

SQM and its subsidiaries have concluded their internal analysis to identify payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of the invoices that were not properly supported by services rendered or that did not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.4   Tax contingency (continued)

On August 28, 2015, the SII sent to SQM a request for payment of taxes of US$8.7 million plus interests and fines related to the tax difference resulting from the application of articles 64 Bis and 64 Ter of the Chilean Income Tax Law. On September 9, 2015, SQM filed a Request for Voluntary Administrative Reconsideration with the SII, which was not accepted. As a result, on November 30, 2015, the Company paid the amounts as requested, totaling US$14.6 million, and reserved its right to file a tax claim against the request for payment by the SII with the Courts of Justice. The Company estimates that no provision is needed at this stage.

19.5   Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendency of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendency of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2015, the guarantee amounts to ThUS$702.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.5   Restricted or pledged cash, continued

SQM S.A. maintains funds with Morgan Stanley for margin call, which provide collateral for the exposure by the bank with respect to the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM SA has entered into to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$8,200 to Morgan Stanley, which will be released when one of the following conditions occurs:

1.   The market value of the Cross Currency Swap is lower than the sum delivered ThUS$8,200 and the collateral threshold ThUS$5,000.

2.   The Cross Currency Swap associated with the Series H Bond expires on January 5, 2018.

19.6   Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$7,137 and ThUS$9,176 on December 31, 2015 and December 31, 2014 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2015	12/31/2014
		ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	760	837
Agroc Patricio Bornand L. Eirl	Unrelated third party	322	363
Arena Fertilizantes y Semillas	Unrelated third party	211	-
Bernardo Guzman Schmidt	Unrelated third party	115	129
Comercial Agrosal Ltda.	Unrelated third party	-	108
Contador Frutos S.A.	Unrelated third party	1,443	1,623
Covepa SPA	Unrelated third party	780	1,633
Dante Hauri Gomez	Unrelated third party	-	109
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	115	129
Hortofruticola La Serena	Unrelated third party	267	301
Johannes Epple Davanzo	Unrelated third party	451	691
Juan Luis Gaete Chesta	Unrelated third party	227	266
Lemp Martin Julian	Unrelated third party	103	115
Neyib Farran Y Cia. Ltda.	Unrelated third party	-	124
Sebastian Urrutia Araya	Unrelated third party	-	117
Soc.Agr. Huifquenco Cia Ltda.	Unrelated third party	-	108
Soc. Agrocom. Julio Polanco	Unrelated third party	141	296
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Vicente Oyarce Castro	Unrelated third party	202	227
Total		7,137	9,176

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.7   Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2015 ThUS$	12/31/2014 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	50,137
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,137	40,117
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	20,010	40,012
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	20,052	40,084
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 19   Contingencies and restrictions (continued)

19.7   Indirect guarantees, continued

The bonds which disclose a balance as of December 31, 2015 and December 31, 2014 are detailed below:

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2015 ThUS$	12/31/2014 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 20   Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Earnings (losses) attributable to owners of the parent	220,356	236,889	467,113

	12/31/2015 Units	12/31/2014 Units	12/31/2013 Units
Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12/31/2015	12/31/2014	12/31/2013
Basic earnings per share (US$ per share)	0.84	0.90	1.77

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 21 Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2015, total interest expenses incurred amount to ThUS$69,853 (ThUS$63,373 as of December 31, 2014).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

21.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2015	12/31/2014

Capitalization rate of costs for capitalized interest, property, plant and equipment	5%	7%

Amount of costs for interest capitalized in ThUS$	4,666	7,732

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 22 Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(12,364)	(16,545)	(11,954)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(6,334)	(3,884)	(3,487)

Conversion foreign exchange reserves attributable to the non-controlling entity	(165)	(132)	(72)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2015, and December 31, 2014, foreign currency exchange differences are detailed as follows:

Detail	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(20)	-	22
Proinsa Ltda.	(15)	-	16
Comercial Agrorama Ltda.	(100)	(31)	36
Isapre Norte Grande Ltda.	(155)	(91)	15
Almacenes y Depósitos Ltda.	(31)	42	69
Sales de Magnesio Ltda.	(161)	2	103
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(9)	(8)	9
Agrorama S.A.	(35)	(30)	(16)
Doktor Tarsa	(8,305)	(5,076)	(3,647)
SQM Vitas Fzco	(2,245)	(1,084)	(657)
Ajay Europe	(1,731)	(809)	146
SQM Eastmed Turkey	(81)	(69)	(42)
Charlee SQM (Thailand) Co. Ltd.	(476)	(176)	(129)
Coromandel SQM India	(301)	(253)	(231)
SQM Italia SRL	(250)	(128)	89
SQM Oceania Pty Ltd.	(634)	(634)	(619)
SQM Indonesia S.A.	(123)	(123)	15
Abu Dhabi Fertilizers Industries WWL.	21	20	-
SQM Vitas Holland	(320)	(189)	-
SQM Thailand Limited	(68)	(68)	-
Total	(14,035)	(7,701)	(3,817)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 22 Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 23 Environment

23.1	Disclosures of disbursements related to the environment

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.1	Disclosures of disbursements related to the environment, continued

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

In order to do so, it acts both individually and in conjunction with private and public entities.

23.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2015 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$12,560 and are detailed as follows:

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.3	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,683	12/31/2015
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	138	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,619	12/31/2015
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	3,174	12/31/2016
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	1	12/31/2015
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2015
SQM Industrial S.A.	04-I0023 - Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	39	12/31/2015
SQM Industrial S.A.	04-J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	392	12/31/2015
SQM Industrial S.A.	04-I0076 – NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	62	09/29/2016
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,579	12/31/2015
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	12/31/2015
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	154	12/31/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	19	12/31/2015
SQM S.A.	01-I0032 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	20	12/31/2016
SQM S.A.	01-I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	41	12/31/2015
SQM S.A.	01-I0046 – Cultural Heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-IQWP - 01-J0011 - DIA expansion of NV mine site	Environmental processing	Expense	Not classified	19	04/02/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	5	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	363	03/31/2017
SQM S.A.	01-I0072 - Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	6	07/31/2017
SQM S.A.	01-P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	12/31/2015
SQM S.A.	01-P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	01/31/2016
SQM Salar S.A.	LQDM – certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2015
SIT S.A.	TQQ5 – Environmental curtains, Field No.8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	12/31/2015
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	11	12/31/2016
SIT S.A.	03-T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	8	12/31/2015
Total					12,560

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	373	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	30	12/31/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	290	12/31/2016
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	150	12/31/2016
SQM Industrial S.A.	04-J0041 – Coya Sur Field Disposal DIA	Environmental processing	Asset	Not classified	83	12/31/2016
SQM Salar S.A.	19-LQXW – White water	Environmental processing	Asset	Not classified	269	12/31/2016
SQM S.A.	01-I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	80	12/31/2016
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	130	03/31/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	10	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	658	03/31/2017
SQM S.A.	01-I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	248	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	124	07/31/2017
Total					2,501

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,709	12/31/2014
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	31	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,512	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	26	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	17	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,708	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	12/01/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk Prevention	Expense	Not classified	22	12/31/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	116	12/01/2014
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	47	12/31/2015
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,443	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not classified	385	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	518	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	344	04/01/2015
SQM S.A.	I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	149	03/31/2015
SQM S.A.	01-I0046 – Cultural heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	677	12/31/2015
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	55	12/31/2015
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk Prevention	Asset	Not classified	246	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	06/30/2015
SIT S.A.	03-T0013 – Improvement of sewerage system, Villa Prat 2014	Sustainability: Environment and Risk Prevention	Expense	Not classified	115	12/31/2014
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	106	12/31/2014
Total					13,267

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	402	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	101	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	33	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	596	12/01/2015
SQM Industrial S.A.	PQXM - Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	184	12/01/2014
SQM Industrial S.A.	J0006 – NPT III boiler gas scrubbing system	Sustainability: Environment and Risk Prevention	Asset	Not classified	250	03/31/2015
SQM Industrial S.A.	I0002 – Nueva Iris TAS	Sustainability and Environment	Asset	Not classified	13	12/31/2015
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	98	12/31/2015
SQM Industrial S.A.	04-I0023 – Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	35	03/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	4	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	209	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	04/01/2015
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	100	12/31/2015
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	131	03/31/2015
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	5	03/31/2016
SQM S.A.	01-IQWP - 01-J0011 - DIA Expansion of NV Mine Zone	Environmental processing	Expense	Not classified	22	04/02/2016
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	48	12/31/2015
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	9	06/30/2015
Total					2,293

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23 Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished

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

J0033: This project contemplates improving the reliability and sustainability of industrial water and drinking water, mitigating uncontrolled water loss, making investments for the change in the distribution line to processing plants, investment in technological equipment and engineering studies; improving water adduction from the Loa and San Salvador rivers, complying with the ongoing controls by the Governmental Authorities (DGA (the General Directorate of Water and Seremi Salud (the Ministerial Regional Secretariat for Health). This project is in process.

I0076: Development of the Project for the exploitation of iodine in the northern area of Iquique. This project is in progress.

J0041: Preparation and Processing of the Environmental Impact Statement, for unauthorized disposal field areas and request a new area to build evaporation ponds. This project is currently in progress.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

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

I0032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

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

I0055: This project consists of changing gas extractors to increase air flows, changing SO2 absorption towers for prilling, extending the diameter of ducts; thereby guaranteeing an increase and sustaining the gas/liquid ratio. In order to decrease SO2 emissions require the installation of a scrubber unit (tower, pump, gas extractor and piping), the same concept developed at the ME Iodine SO2 plant. This project is in progress.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

I0067: This stage of the project will allow identifying equity findings and other environmental commitments in addition to the performance of the basic engineering for the impulsion, electric line and crossing of Ruta 5 Norte highway. This project is in progress.

I0071: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, production of tamarugo plants, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, program for the investigation and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, production of tamarugo plants, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, program for the investigation and support for the phytosanitary control of tamarugos). This project is in progress.

I0073: Installation in the iodine plant and warehouse of an iodine gas capturing that allows meeting the applicable standard. This is composed of: large volume capacity gas extractors, gas ducts designed with recommended speeds for the ventilation system, towers with packing to absorb iodine gases. This requires a conceptual engineering study, the development of IB and details for the acquisition and supply of equipment, assembly and start-up (iodine gas measurements). As committed with our mutual organization (Chilean Domestic Hygiene and Occupational Health Plan overseen by the Health Service), this project should be operating on April 30, 2016 (letter to the Regional Secretariat of the Health Ministry (SEREMI) of the Tarapaca Region dated July 14, 2014: Sanitary Resolution Ref: 2317). This project is in progress.

P0030: To reply to the indication by the Health Service, the Company must install a Scrubber tower in each plant, which will collect the residual SO2 from the plant chimneys. To perform this, the Company will install existing towers through which brine solutions will go through absorbing the SO2 found in the gaseous phase. This project is in progress.

P0035: The cultural, historical and local promotion, the dissemination of the saltpeter touristic amenities and the enhancement of tangible and intangible saltpeter equity. This project is in progress.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

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

T0030: An archeological salvage must be performed through excavations with stratigraphic control, with the purpose of recovering the remains of, at least, four funeral contexts noted in the profiles of trenches Nos. 9 and 11. In addition, it is necessary to collect the disturbed osseous remains, which, due to reasons unknown to us, are located in the current surface of the land where the trenches are located. This project is in process.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 24	Other current and non-current non-financial assets

As of December 31, 2015, and December 31, 2014, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2015	12/31/2014
	ThUS$	ThUS$
Domestic Value Added Tax	16,112	15,149
Foreign Value Added Tax	7,795	7,388
Prepaid mining licenses	1,209	1,275
Prepaid insurance	6,536	7,916
Other prepayments	602	533
Refund of Value Added Tax to exporters	13,183	8,966
Mining royalty tax paid (*)	14,565	-
Other assets	2,004	2,509
Total	62,006	43,736

Other non-financial assets, non-current	12/31/2015	12/31/2014
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	31,911	29,569
Guarantee deposits	496	682
Pension plan	27	647
Other assets	1,092	1,273
Total	33,526	32,171

(*) The Company reserved its right to file a tax claim with the Courts of Justice against the request for payment by the SII. See Note 19.4.

1)        Reconciliation of changes in assets for exploration and mineral resource evaluation, by type Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2015, and December 31, 2014:

Reconciliation	12/31/2015	12/31/2014
	ThUS$	ThUS$

Opening balance	29,569	33,388
Changes
Additions, other than business combinations	3,871	2,695
Depreciation and amortization	(2,287)	(2,092)
Increase (decrease) due to transfers and other charges	758	(4,422)
Total changes	2,342	(3,819)
Total	31,911	29,569

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments

25.1	Operating segments

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.1	Operating segments, continued

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.2	Operating segment disclosures:

	12/31/2015
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332	1,728,332	-	-	1,728,332
Revenues from transactions with other operating segments of the same entity	137,944	389,172	139,575	347,168	407,903	289,157	1,710,919	1,710,919	(1,710,919)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	790,222	651,742	362,596	444,719	838,545	351,427	3,439,251	3,439,251	(1,710,919)	-	1,728,332

Costs of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	(1,185,583)	(1,185,583)	-	-	(1,185,583)
Administrative expenses	-	-	-	-	-	-	-	-	8,346	(95,176)	(86,830)
Interest expense	-	-	-	-	-	-	-	-	127,962	(197,815)	(69,853)
Depreciation and amortization expense	(105,545)	(42,249)	(25,044)	(16,312)	(69,513)	(12,758)	(271,421)	(271,421)	-	(316)	(271,737)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	10,326	10,326
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(83,766)	(83,766)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	131,291	301,098

Net income (loss) from continuing operations	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	47,525	217,332
Net income (loss) from discontinued operations
Net income (loss)	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	47,525	217,332

Assets	-	-	-	-	-	-	-	-	(5,864,550)	10,508,312	4,643,762
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,962,709)	3,042,011	79,302
Increase of non-current assets	-	-	-	-	-	-	-	-		(203,806)	(203,806)
Liabilities	-	-	-	-	-	-	-	-	(2,586,562)	4,829,968	2,243,406
Impairment loss recognized in profit or loss	-	(200)	(317)	(3)	(3,049)	(373)	(3,939)	(3,939)	-	(39,804)	(43,743)
Reversal of impairment losses recognized in profit or loss for the period	2,751	-	-	1,285	-	-	4,036	4,036	-	-	4,036
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	427,317	427,317
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(69,805)	(69,805)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(180,343)	(180,343)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.2	Operating segment disclosures , continued

	12/31/2014
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214	2,014,214	-	-	2,014,214
Revenues from transactions with other operating segments of the same entity	69,686	560,051	119,900	311,188	358,089	238,614	1,657,528	1,657,528	(1,657,528)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	777,709	895,484	326,749	413,121	942,357	316,322	3,671,742	3,671,742	(1,657,528)	-	2,014,214

Costs of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	(1,431,242)	(1,431,242)	-	-	(1,431,242)
Administrative expenses	-	-	-	-	-	-	-	-	7,865	(104,397)	(96,532)
Interest expense	-	-	-	-	-	-	-	-	191,811	(255,184)	(63,373)
Depreciation and amortization expense	(97,037)	(33,805)	(20,371)	(10,399)	(72,842)	(11,726)	(246,180)	(246,180)	-	(5,111)	(251,291)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(973)	19,089	18,116
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(108,382)	(108,382)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	371,535	412,152

Net income (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	263,153	303,770
Net income (loss) from discontinued operations
Net income (loss)	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	263,153	303,770

Assets	-	-	-	-	-	-	-	-	(7,142,103)	11,805,758	4,663,655
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,291,962)	3,367,740	75,778
Increase of non-current assets	-	-	-	-	-	-	-	-		(161,624)	(161,624)
Liabilities	-	-	-	-	-	-	-	-	(3,541,966)	5,905,918	2,363,952
Impairment loss recognized in profit or loss	-	-	(989)	-	(164)	(111)	(1,264)	(1,264)	-	(349)	(1,613)
Reversal of impairment losses recognized in profit or loss for the period	10,487	979	-	2,993	-	-	14,459	14,459			14,459
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	591,044	591,044
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(311,364)	(311,364)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(388,035)	(388,035)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.2	Operating segment disclosures , continued

	12/31/2013
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140	2,203,140	-	-	-	2,203,140
Revenues from transactions with other operating segments of the same entity	121,735	723,801	122,616	309,127	462,565	337,690	2,077,534	2,077,534	(2,077,534)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	809,190	1,184,816	319,108	463,090	1,068,880	435,590	4,280,674	4,280,674	(2,077,534)	-	-	2,203,140

Costs of sales	(536,067)	(202,650)	(99,244)	(110,921)	(443,988)	(88,820)	(1,481,690)	(1,481,690)	-	-	-	(1,481,690)
Administrative expenses	-	-	-	-	-	-	-	-	-	(105,189)	-	(105,189)
Interest expense	-	-	-	-	-	-	-	-	195,404	(254,012)	-	(58,608)
depreciation and amortization expense	(67,656)	(45,371)	(19,338)	(15,152)	(59,670)	(9,634)	(216,821)	(216,821)	-	-	-	(216,821)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	18,786	-	18,786
income tax expense, continuing operations	-	-	-	-	-	-	-	-	(2,377)	(136,162)	-	(138,539)
Income (loss) before taxes	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(567,919)	375,578	-	613,109

Net income (loss) from continuing operations	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(570,296)	239,416	-	474,570
Net income (loss) from discontinued operations
Net income (loss)	151,388	258,366	97,248	43,042	162,327	93,079	805,450	805,450	(570,296)	239,416	-	474,570

Assets	-	-	-	-	-	-	-	-	(7,077,766)	11,845,374	-	4,767,608
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,353,672)	3,430,690	-	77,018
Increase of non-current assets	-	-	-	-	-	-	-	-	-	171,980	-	171,980
Liabilities	-	-	-	-	-	-	-	-	(3,354,422)	5,689,789	-	2,335,367
Equity	-	-	-	-	-	-	-		-	-	-	2,432,241
Liabilities and Equity	-	-	-	-	-	-	-		-	-	-	4,767,608
Impairment loss recognized in profit or loss	(15,985)	(1,832)	(783)	(3,733)	(2,509)	(352)	(25,195)	(25,195)	-	(5,732)	-	(30,927)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-	651,713
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-	(487,385)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-	(2,285)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.3	Statement of comprehensive income classified by operating segments based on groups of products

	12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	-	1,728,332
Cost of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	-	(1,185,583)

Gross profit	191,250	78,019	113,632	26,299	126,997	6,552	-	542,749

Other incomes by function	-	-	-	-	-	-	15,343	15,343
Administrative expenses	-	-	-	-	-	-	(86,830)	(86,830)
Other expenses by function	-	-	-	-	-	-	(113,603)	(113,603)
Other gains (losses)	-	-	-	-	-	-	3,760	3,760
Financial income	-	-	-	-	-	-	11,570	11,570
Financial costs	-	-	-	-	-	-	(69,853)	(69,853)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,326	10,326
Exchange differences	-	-	-	-	-	-	(12,364)	(12,364)
Profit (loss) before taxes	191,250	78,019	113,632	26,299	126,997	6,552	(241,651)	301,098
Income tax expense	-	-	-	-	-	-	(83,766)	(83,766)
Profit (loss) from continuing operations	191,250	78,019	113,632	26,299	126,997	6,552	(325,417)	217,332
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	191,250	78,019	113,632	26,299	126,997	6,552	(325,417)	217,332
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	213,168
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	4,164
Profit (loss)	-	-	-	-	-	-	-	217,332

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.3	Statement of comprehensive income classified by operating segments based on groups of products, continued

	12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	-	2,014,214
Cost of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	-	(1,431,242)

Gross profit	134,872	138,898	88,417	41,482	160,780	9,523	-	582,972

Other incomes by function	-	-	-	-	-	-	24,055	24,055
Administrative expenses	-	-	-	-	-	-	(96,532)	(96,532)
Other expenses by function	-	-	-	-	-	-	(57,107)	(57,107)
Other gains (losses)	-	-	-	-	-	-	4,424	4,424
Financial income	-	-	-	-	-	-	16,142	16,142
Financial costs	-	-	-	-	-	-	(63,373)	(63,373)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,116	18,116
Exchange differences	-	-	-	-	-	-	(16,545)	(16,545)
Profit (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	(170,820)	412,152
Income tax expense	-	-	-	-	-	-	(108,382)	(108,382)
Profit (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	(279,202)	303,770
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	143,872	138,898	88,417	41,482	160,780	9,523	(279,202)	303,770
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	296,381
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	7,389
Profit (loss)	-	-	-	-	-	-	-	303,770

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.3	Statement of comprehensive income classified by operating segments based on groups of products, continued

	12/31/2013
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	-	2,203,140
Cost of sales	(536,067)	(202,650)	(99,244)	(110,921)	(443,988)	(88,820)	-	(1,481,690)

Gross profit	151,388	258,365	97,248	43,042	162,327	9,080	-	721,450

Other incomes by function	-	-	-	-	-	84,000	12,716	96,716
Administrative expenses	-	-	-	-	-	-	(105,189)	(105,189)
Other expenses by function	-	-	-	-	-	-	(49,397)	(49,397)
Other gains (losses)	-	-	-	-	-	-	(11,391)	(11,391)
Financial income	-	-	-	-	-	-	12,696	12,696
Financial costs	-	-	-	-	-	-	(58,608)	(58,608)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,786	18,786
Exchange differences	-	-	-	-	-	-	(11,954)	(11,954)
Profit (loss) before taxes	151,388	258,365	97,248	43,042	162,327	93,080	(192,341)	613,109
Income tax expense	-	-	-	-	-	-	(138,539)	(138,539)
Profit (loss) from continuing operations	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	151,388	258,365	97,248	43,042	162,327	93,080	(330,880)	474,570
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	467,113
Profit (loss) attributable to the non controllers	-	-	-	-	-	-	-	7,457
Profit (loss)	-	-	-	-	-	-	-	474,570

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.4	Revenue from transactions with other Company’s operating segments

12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332

12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214

12/31/2013
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	687,455	461,015	196,492	153,963	606,315	97,900	2,203,140

25.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

25.6	Disclosures on main customers

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.7	Segments by geographical areas as of December 31, 2015 December 31, 2014 and December 31, 2013:

	12/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	188,592	258,262	351,353	439,645	490,480	1,728,332
Investment accounted for under the equity method	1,535	-	23,410	12,913	41,444	79,302
Intangible assets other than goodwill	110,199	-	-	228	1	110,428
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,677,194	260	2,183	2,486	1,453	1,683,576
Investment property	-	-	-	-	-	-
Other non-current assets	33,384	116	-	26	-	33,526
Non-current assets	1,849,241	462	36,966	15,653	42,898	1,945,220

	12/31/2014
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	227,261	356,867	428,538	503,891	497,657	2,014,214
Investment accounted for under the equity method	1,159	-	25,588	13,530	35,501	75,778
Intangible assets other than goodwill	114,476	-	-	258	1	114,735
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,883,534	133	1,343	2,109	835	1,887,954
Investment property	-	-	-	-	-	-
Other non-current assets	31,354	170	-	647	-	32,171
Non-current assets	2,057,452	389	38,304	16,544	36,337	2,149,026

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.7	Segments by geographical areas as of December 31, 2015 December 31, 2014 and December 31, 2013:

	12/31/2013
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	242,373	379,063	504,043	546,075	531,586	2,203,140
Investment accounted for under the equity method	1,649	-	24,847	13,126	37,396	77,018
Intangible assets other than goodwill	104,043	-	-	317	3	104,363
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,050,684	157	460	2,205	871	2,054,377
Investment property	-	-	-	-	-	-
Other non-current assets	35,326	191	-	988	-	36,505
Non-current assets	2,218,631	434	36,680	16,636	38,270	2,310,651

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 25	Operating segments (continued)

25.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2015 and December 31, 2014:

Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

26.1	Revenue

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Products	1,721,064	2,006,452	2,191,650
Services	7,268	7,762	11,490
Total	1,728,332	2,014,214	2,203,140

26.2	Cost of sales

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Raw material and supplies	(456,003)	(618,131)	(689,833)
Types of employee benefits expenses
Salaries and wages	(91,248)	(112,467)	(118,104)
Other short-term employee benefits	(33,700)	(28,884)	(31,468)
Termination benefit expenses	(3,876)	(8,307)	(9,190)
Total employee benefits expenses	(128,824)	(149,658)	(158,761)
Depreciation expense	(268,268)	(246,180)	(216,389)
Amortization expense	(3,469)	(2,181)	-
Operating leases	(83,929)	(94,511)	(95,939)
Maintenance and repair	(9,512)	(10,171)	(14,523)
Contractors	(46,774)	(66,091)	(85,105)
Operations transport	(48,986)	(61,119)	(54,748)
Freight and product transport costs	(31,052)	(41,415)	(45,026)
Packaging costs	(1,369)	(1,487)	(3,886)
Sales commissions	(7,742)	(8,887)	(5,292)
Port costs	(11,613)	(17,437)	(13,777)
CORFO right costs	(23,155)	(22,885)	(22,912)
Other expenses, by nature	(64,887)	(91,089)	(25,195)
Total	(1,185,583)	(1,431,242)	(1,481,690)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 26	Gains ( losses ) from operating activities in the statement of income by function of expenses, included according to their nature, ( continued )

26.3	Other income

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,343	705	1,349
Compensation received and insurance claim recovery	39	2	5,306
Penalties charged to suppliers	73	255	374
Tax recoveries	12	40	9
Insurance recoveries	2,182	643	-
Excess in the provision for liabilities with 3rd parties	1,039	1,690	712
Excess in allowance for doubtful accounts	115	296	-
Sale of property, plant and equipment	8	39	107
Sale of materials, spare parts and supplies	1,358	1,241	1,392
Sale de scrap	-	69	27
Sale of mining concessions	-	13,000	86,157
Options on mining properties	2,261	921	-
Easements, ducts and roads	1,980	-	-
Non-conventional renewable energy	344	2,255	-
Reimbursement of mining patents	1,025	1,510	-
Miscellaneous services	405	-	-
Reimbursement from creditors	890	-	-
Overstated provision for indemnity, Yara South Africa	-	-	272
Goodwill paid in acquisition of portfolio	-	-	337
Unrealized gain from acquisition of goodwill	-	-	248
Other operating income	2,269	1,389	426
Total	15,343	24,055	96,716

26.4	Administrative expenses

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(41,661)	(42,218)	(48,033)
Other short-term benefits to employees	(3,011)	(4,710)	(3,176)
Total employee benefit expenses	(44,672)	(46,928)	51,209
Amortization expense	(5)	-	-
Other expenses, by nature	(42,153)	(49,604)	53,980
Total	(86,830)	(96,532)	105,189

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.5	Other expenses by function

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Other short-term benefits to employees	-	-	(6)
Depreciation and amortization expenses
Depreciation of stopped assets	(316)	(284)	(433)
Depreciation, residual value	-	(4,827)	-
Subtotal to date	(316)	(5,111)	(439)
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(2,981)	(349)	(732)
Subtotal to date	(2,981)	(349)	(732)

Other expenses, by nature
Legal Expenses	(17,204)	(5,465)	(3,791)
Closure of site expenses (**)	(57,665)	(257)	(75)
Indemnities paid	(3,714)	-	(146)
VAT and other unrecoverable tax	(1,146)	(1,164)	(1,196)
Fines, interests and tax (*)	(3,953)	(857)	(444)
Advisory services	(15)	(2)	(8)
Provisions, investment plan expenses, materials and closing sales	(16,246)	(41,505)	(19,397)
Article No. 21 one-off tax, (*)	(1,653)	(6,493)	-
Donations rejected as tax credits	(1,350)	(1,514)	(5,253)
Provision for work closing	-	-	(1,276)
Adjustment to realization amount of property, plant and equipment	-	-	(10,085)
Other operating expenses	(172)	(1,578)	(6,555)
Subtotal to date	(103,118)	(58,835)	(48,226)
Total	(106,415)	(64,295)	(49,397)

(*)These balances include payments and provisions of approximately ThUS$2,328 in 2015 and ThUS$7,188 in 2014 (see note 19.4) in taxes (Article No. 21 tax and value-added tax), interest and other charges by the Company to the Chilean IRS associated with the submission of amendments to income tax returns for the tax periods 2009 to 2014, resulting from the identification of expenses of approximately ThUS$14,741 that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code.

(**) Relates to the closure of the Pedro de Valdivia mining site (see Note 33).

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.6	Other income (expenses)

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
Adjustment of reversal of severance indemnity payments	3,575	-	-
Adjustment of Equity Method, prior year	182	(2,935)	22
Sale of investments in associates	-	5,000	-
Provision for restructuring	-	-	(11,545)
Profit (loss) for not being involved in capital contribution	-	2,359	-
Other gains (losses)	3	-	132
Total	3,760	4,424	(11,391)

26.7	Summary of expenses by nature

	January to December
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Raw material and supplies used	(456,003)	(618,131)	(689833)

Types of employee benefits expenses

Salaries and wages	(132,909)	(154,685)	(166,137)
Other short-term employee benefits	(36,711)	(33,594)	(34,644)
Termination benefit expenses	(3,876)	(8,307)	(9,190)
Total employee benefit expenses	(173,496)	(196,586)	(209,971)
Depreciation and amortization expenses
Depreciation expense	(268,268)	(246,464)	(216,389)
Depreciation expense, residual value	-	(4,827)	-
Amortization expense	(3,469)	(2,181)	-
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(39,804)	12,846	-
Operating leases	(83,929)	(94,511)	(95,939)
Maintenance and repair	(9,512)	(10,171)	(14,523)
Contractors	(46,774)	(66,091)	(85,105)
Operations transport	(48,986)	(61,119)	(54,748)
Freight and product transport costs	(31,052)	(41,415)	(45,026)
Packaging costs	(1,369)	(1,487)	(3,886)
Sales commissions	(7,742)	(8,887)	(5,292)
Port costs	(11,613)	(17,437)	(13,777)
Corfo rights	(23,155)	(22,885)	(22,912)
Other expenses, by nature	(180,844)	(205,535)	(178,875)
Total expenses, by nature	(1,386,016)	(1,584,881)	(1,636,276)

This table corresponds to the summary required by the Chilean Superintendency of Securities and Insurance (SVS) and considers notes 26.2, 26.4 and 26.5.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.8	Finance expenses

	January to December
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(932)	(931)	-
Interest expense from bonds	(66,456)	(61,714)	(65.763)
Interest expense from loans	(6,922)	(8,268)	(9,080)
Capitalized interest expenses	4,666	7,732	17,232
Other finance costs	(209)	(192)	(997)
Total	(69,853)	(63,373)	(58,608)

Note 27	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2015 and December 31, 2014, are as follows:

27.1	Current tax assets

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	62,126	39,551
Monthly provisional payment Royalty	1,138	4,586
Monthly provisional income tax payments, foreign companies	1,178	2,093
Corporate tax credits (1)	830	1,729
Corporate tax absorbed by tax losses (2)	5	16
Total	65,277	47,975

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2015 and 2014.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (22.5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.1	Current tax assets, continued

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

27.2	Current tax liabilities

Current tax liabilities	12/31/2015	12/31/2014
	ThUS$	ThUS$
1st Category income tax	30,705	2,425
Foreign company income tax	21,090	26,539
Article 21 single tax	275	7,207
Total	52,070	36,171

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780, an income tax rate of 21% was set starting from 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% beginning in 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

27.3	Tax earnings

As of December 31, 2015 and December 31, 2014, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2015 ThUS$	12/31/2014 ThUS$	12/31/2013 ThUS$
Taxable profits with credit rights	1,254,859	1,160,329	1,321,643
Taxable profits without credit right	94,073	62,621	90,628
Taxable loss	9,947	7,396	7,425
Credit for shareholders	302,081	268,901	321,006

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or additional tax (that levies persons “not” resident or domiciled in Chile).

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

27.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences;

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2015 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233,073
Doubtful accounts impairment	-	-	5,119	-
Accrued vacations	-	-	3,368	-
Manufacturing expenses	-	-	-	109,134
Unrealized gains (losses) from sales of products	-	-	87,440	-
Fair value of bonds	-	-	446	-
Severance indemnity	-	-	-	4,178
Hedging	-	-	11,876	-
Inventory of products, spare parts and supplies	1	-	29,473	-
Research and development expenses	-	-	-	7,981
Tax losses	-	-	1,522	-
Capitalized interest	-	-	-	3,133
Expenses in assumption of bank loans	-	-	-	3,651
Unaccrued interest	-	-	156	-
Fair value of property, plant and equipment	-	-	-	3,375
Employee benefits	-	-	1,920	-
Royalty deferred income taxes	-	-	-	6,410
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	7,357	-
Provision for investment plan	-	-	3,312	-
Provision of fines and crushing site closure	-	-	-	-
Other	160	-	-	445
Balance to date	161	-	151,989	371,380
Net balance	161	-	-	219,391

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2014 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	27	-	-	233,889
Doubtful accounts impairment	40	-	6,715	-
Accrued vacations	-	-	3,735	-
Manufacturing expenses	-	-	-	81,650
Unrealized gains (losses) from sales of products	-	-	83,355	-
Fair value of bonds	-	-	350	-
Severance indemnity	-	-	-	5,950
Hedging	-	-	5,512	-
Inventory of products, spare parts and supplies	49	-	24,583	-
Research and development expenses	-	-	-	4,285
Tax losses	-	-	715	-
Capitalized interest	-	-	-	26,904
Expenses in assumption of bank loans	-	-	-	4,011
Unaccrued interest	-	-	150	-
Fair value of property, plant and equipment	-	-	70	-
Employee benefits	-	-	2,450	-
Royalty deferred income taxes	-	-	-	7,791
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	3,663	-
Provision for investment plan	-	-	8,946	-
Provision of fines and crushing site closure	-	-	1,654	-
Other	224	-	-	532
Balance to date	340	-	141,898	365,247
Net balance	340	-	-	223,349

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	(789)	-	(789)	233,073
Doubtful accounts impairment	(6,755)	1,636	-	1,636	(5,119)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	27,484	-	27,484	109,134
Unrealized gains (losses) from sales of products	(83,355)	(4,085)	-	(4,085)	(87,440)
Fair value of bonds	(350)	-	(96)	(96)	(446)
Severance indemnity	5,950	(2,081)	309	(1,772)	4,178
Hedging	(5,512)	(6,364)	-	(6,364)	(11,878)
Inventory of products, spare parts and supplies	(24,632)	(4,842)	-	(4,842)	(29,474)
Research and development expenses	4,285	3,696	-	3,696	7,981
Capitalized interest	26,904	(23,771)	-	(23,771)	3,133
Expenses in assumption of bank loans	4,011	(360)	-	(360)	3,651
Unaccrued interest	(150)	(6)	-	(6)	(156)
Fair value of property, plant and equipment	(70)	3,445	-	3,445	3,375
Employee benefits	(2,450)	530	-	530	(1,920)
Royalty deferred income taxes	7,791	(1,381)	-	(1,381)	6,410
Unused tax losses	(715)	(807)	-	(807)	(1,522)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(3,694)	-	(3,694)	(7,357)
Provision for investment plan	(8,946)	5,634	-	5,634	(3,312)
Provision of fines and crushing site closure	(1,654)	1,654	-	1,654	-
Other ID	308	(23)	-	(23)	285
Total temporary differences, losses and unused fiscal credits	223,009	(3,992)	213	(3,779)	219,230

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2014

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	162,378	71,484	-	71,484	233,862
Doubtful accounts impairment	(7,030)	275	-	275	(6,755)
Accrued vacations	(3,566)	(169)	-	(169)	(3,735)
Manufacturing expenses	66,759	14,891	-	14,891	81,650
Unrealized gains (losses) from sales of products	(84,711)	1,356	-	1,356	(83,355)
Fair value of bonds	(661)	-	311	311	(350)
Severance indemnity	4,628	1,322)	-	1,322	5,950
Hedging	5,261	(70,773)	-	(10,773)	(5,512)
Inventory of products, spare parts and supplies	(20,829)	(3,803)	-	(3,803)	(24,632)
Research and development expenses	7,018	(2,733)	-	(2,733)	4,285
Capitalized interest	21,759	5,145	-	5,145	26,904
Expenses in assumption of bank loans	2,917	1,094	-	1,094	4,011
Unaccrued interest	(39)	(111)	-	(111)	(150)
Fair value of property, plant and equipment	603	(673)	-	(673)	(70)
Employee benefits	(381)	(2,069)	-	(2,069)	(2,450)
Royalty deferred income taxes	7,923	(132)	-	(132)	7,791
Unused tax losses	(468)	(247)	-	(247)	(715)
Purchase of intangible assets	235	-	-	-	235
Provision for lawsuits and legal expenses	(1,878)	(1,785)	-	(1,785)	(3,663)
Provision for investment plan	(4,225)	(4,721)	-	(4,721)	(8,946)
Provision of fines and crushing site closure	(1,600)	(54)	-	(54)	(1,654)
Other	(329)	637	-	637	308
Total temporary differences, losses and unused fiscal credits	153,764	68,934	311	69,245	223,009

During the period ended December 31, 2015 and December 31, 2014, the Company calculated and accounted for taxable income considering a rate of 22,5% and 21% respectively, in conformity with Law No. 20.780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting in 2018.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2015 and December 31, 2014, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$

Chile	1,522	715
Total	1,522	715

Tax losses as of December 31, 2015 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2015, December 31, 2014 and December 31, 2013 are as follows:

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139	139
Doubtful accounts impairment	81	81	81
Inventory impairment	1,020	1,020	1,020
Pensions plan	(715)	(536)	(536)
Accrued vacations	29	29	29
Depreciation	(57)	(57)	(57)
Other	(19)	(19)	(19)
Balances to date	478	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014 are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	223,009	153,764
Increase (decrease) in deferred taxes in profit or loss	(3,992)	16,629
Increase (decrease) in deferred taxes in equity	213	52,616
Balances to date	219,230	223,009

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(89,869)	(94,796)
Adjustments to prior year current income tax	2,111	3,043
Current income tax expense, net, total	(87,758)	(91,753)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	3,992	(16,629)
Deferred tax expense, net, total	3,992	(16,629)
Tax expense (income)	(83,766)	(108,382)

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2015	12/31/2014	12/31/2013
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(5,719)	(7,761)	(8,267)
Current income tax expense, domestic, net	(82,039)	(83,992)	(104,769)
Current income tax expense, net, total	(87,758)	(91,753)	(113,036)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(232)	(138)	492
Deferred tax expense, domestic, net	4,224	(16,491)	(25,995)
Deferred tax expense, net, total	3,992	(16,629)	(25,503)
Income tax expense	(83,766)	(108,382)	(138,539)

d.9	Equity interest in taxation attributable to equity-accounted investees

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

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2015	12/31/2015	12/31/2015
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(174)	(309)	(483)
Cash flow hedge	86	96	182
Total	(88)	(213)	(301)

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2014	12/31/2014	12/31/2014
	ThUS$	ThUS$	ThUS$
Cash flow hedge	1,638	(311)	1,327
Total	1,638	(311)	1,327

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2013	31/12/2013	31/12/2013
	ThUS$	ThUS$	ThUS$
Cash flow hedge	15,113	(3,023)	12,090
Total	15,113	(3,023)	12,090

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	Income (expense)
	12/31/2015	12/31/2014
	ThUS$	ThUS$
Consolidated income before taxes	301,098	412,152
Income tax rate in force in Chile	22,5%	21%

Tax expense using the legal rate	(67,747)	(86,552)
Effect of royalty tax expense	(9,157)	(7,583)
Tax effect of non-taxable revenue	3,013	5,420
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(4,350)	(1,897)

Tax effect of tax rates supported abroad	1,572	(4,050)
Other tax effects from the reconciliation between the accounting income and tax expense	(7,097)	(13,720)
Tax expense using the effective rate	(83,766)	(108,382)

d.12	Tax periods potentially subject to verification:

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$

Current assets
Cash and cash equivalents	ARS	1	12
Cash and cash equivalents	BRL	8	29
Cash and cash equivalents	CLP	2,656	6,355
Cash and cash equivalents	CNY	272	769
Cash and cash equivalents	EUR	4,245	10,449
Cash and cash equivalents	GBP	-	5
Cash and cash equivalents	IDR	-	4
Cash and cash equivalents	INR	14	12
Cash and cash equivalents	MXN	1,439	736
Cash and cash equivalents	PEN	1	1
Cash and cash equivalents	THB	1	2,055
Cash and cash equivalents	YEN	1,690	1,701
Cash and cash equivalents	ZAR	4,123	4,046
Subtotal cash and cash equivalents		14,450	26,174
Other current financial assets	CLF	17,507	60,153
Other current financial assets	CLP	131,633	255,045
Subtotal other current financial assets		149,140	315,198
Other current non-financial assets	ARS	-	22
Other current non-financial assets	AUD	34	-
Other current non-financial assets	BRL	8	2
Other current non-financial assets	CLF	38	59
Other current non-financial assets	CLP	39,091	20,985
Other current non-financial assets	CNY	27	101
Other current non-financial assets	EUR	2,278	5,594
Other current non-financial assets	MXN	1,036	1,503
Other current non-financial assets	THB	8	42
Other current non-financial assets	YEN	29	-
Other current non-financial assets	ZAR	4,466	972
Subtotal other current non-financial assets		47,015	29,280
Trade and other receivables	BRL	19	29
Trade and other receivables	CLF	993	1,174
Trade and other receivables	CLP	76,748	80,240
Trade and other receivables	CNY	77	2,368
Trade and other receivables	EUR	38,797	24,496
Trade and other receivables	GBP	582	269
Trade and other receivables	MXN	425	322
Trade and other receivables	PEN	112	88
Trade and other receivables	THB	1,473	4,713
Trade and other receivables	ZAR	15,549	18,162
Trade and other receivables		134,775	131,861
Trade and other receivables	AED	-	379
Subtotal trade and other receivables	CLP	52	87
Receivables from related parties	EUR	604	1,360
Receivables from related parties	THB	1,112	1,506
Receivables from related parties	CNY	-	105
Receivables from related parties	YEN	193	206
Receivables from related parties	ZAR	-	3,771
Subtotal receivables from related parties		1,961	7,414

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
Current tax assets	CLP	1,453	1,803
Current tax assets	EUR	177	68
Current tax assets	ZAR	424	-
Current tax assets	MXN	8	1,122
Current tax assets	PEN	222	253
Subtotal current tax assets		2,284	3,246
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	39	39
Subtotal other non-current financial assets		59	59
Other non-current non-financial assets	BRL	116	170
Other non-current non-financial assets	CLP	536	727
Subtotal other non-current non-financial assets		652	897
Non-current right receivable	CLF	415	1,028
Non-current right receivable	CLP	467	1,016
Subtotal non-current rights receivable		882	2,044
Equity-accounted investees	AED	23,369	19,459
Equity-accounted investees	CLP	1,535	1,159
Equity-accounted investees	EUR	7,201	8,004
Equity-accounted investees	INR	962	754
Equity-accounted investees	THB	1,672	2,038
Equity-accounted investees	TRY	15,103	14,956
Subtotal equity-accounted investees		49,842	46,370
Intangible assets other than goodwill	CLP	284	402
Intangible assets other than goodwill	CNY	1	1
Subtotal intangible assets other than goodwill		285	403
Property, plant and equipment	CLP	4,089	4,240
Subtotal property, plant and equipment		4,089	4,240
Total non-current assets		55,809	54,013
Total assets		405,434	567,186

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2015			12/31/2014
Class of liability	Currency	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities

Other current financial liabilities	CLF	4,423	5,610	10,033	4,822	6,329	11,151
Subtotal other current financial liabilities		4,423	5,610	10,033	4,822	6,329	11,151
Trade and other payables	BRL	38	-	38	52	-	52
Trade and other payables	CHF	-	-	-	1	-	1
Trade and other payables	CLP	48,707	-	48,707	67,326	3,163	70,489
Trade and other payables	CNY	-	-	-	2,622	-	2,622
Trade and other payables	EUR	8,591	-	8,591	10,442	-	10,442
Trade and other payables	GBP	55	-	55	14	-	14
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	76	-	76	20	-	20
Trade and other payables	PEN	11	-	11	6	-	6
Trade and other payables	ZAR	1,727	-	1,727	1,470	-	1,470
Subtotal trade and other payables		59,206	-	59,206	81,954	3,163	85,117
Other current provisions	BRL	9	-	9	524	13	537
Other current provisions	CLP	15	-	15	9	-	9
Other current provisions	EUR	5	-	5	6	-	6
Subtotal other current provisions		29	-	29	539	13	552
Current tax liabilities	CNY	-	2	2	-	-	-
Current tax liabilities	EUR	-	889	889	-	1,544	1,544
Current tax liabilities	MXN	-	24	24	-	896	896
Subtotal current tax liabilities		-	915	915	-	2,440	2,440

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2015			12/31/2014
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	3	-	3	18	-	18
Other current non-financial liabilities	CLP	4,684	6,556	11,240	5,557	2,158	7,715
Other current non-financial liabilities	CNY	28	-	28	-	-	-
Other current non-financial liabilities	EUR	1,143	-	1,143	546	-	546
Other current non-financial liabilities	MXN	394	31	425	1,479	62	1,541
Other current non-financial liabilities	AUD	-	-	-	70	-	70
Other current non-financial liabilities	PEN	70	-	70	-	-	-
Other current non-financial liabilities	THD	-	-	-	4	-	4
Other current non-financial liabilities	ZAR	13	-	13	37	-	37
Subtotal other current non-financial liabilities		6,335	6,587	12,922	7,711	2,220	9,931
Total current liabilities		69,993	13,112	83,105	95,026	14,165	109,191

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

	12/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	41,485	5,413	5,413	5,413	228,083	285,807
Subtotal other non-current financial liabilities		41,485	5,413	5,413	5,413	228,083	285,807
Non-current provisions for employee benefits	CLP	-	-	-	-	539	539
Non-current provisions for employee benefits	MXN	-	-	-	-	100	100
Non-current provisions for employee benefits	YEN	-	-	-	-	495	495
Subtotal non-current provisions for employee benefits		-	-	-	-	1,134	1,134
Total non-current liabilities		41,485	5,413	5,413	5,413	229,217	286,941

	12/31/2014
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,088	46,524	6,088	6,088	262,761	327,549
Subtotal other non-current financial liabilities		6,088	46,524	6,088	6,088	262,761	327,549
Non-current provisions for employee benefits	CLP	-	-	-	-	1,793	1,793
Non-current provisions for employee benefits	MXN	-	-	-	-	115	115
Non-current provisions for employee benefits	YEN	-	-	-	-	449	449
Subtotal non-current provisions for employee benefits		-	-	-	-	2,357	2,357
Total non-current liabilities		6,088	46,524	6,088	6,088	265,118	329,906

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 29	Mineral resource exploration and evaluation expenditure

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

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.	Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment. As of December 31, 2015 and December 31, 2014, the balance amounts to ThUS$10,135 and ThUS$ 28,401, respectively.

2.	Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of December 31, 2015 and December 31, 2014, the balance amounts to ThUS$ 31,911 and ThUS$ 29,569 respectively.

3.	Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of December 31, 2015 and December 31, 2014, , the balance amounts to ThUS$520 and ThUS$2,352 respectively.

4.	Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of December 31, 2015 and December 31, 2014, the balance amounts to ThUS$1,269 and ThUS$ 2,207, respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2015 ThUS$6,344, and correspond to non-metallic projects. Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others.

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

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 30	Lawsuits and complaints

Lawsuits and complaints

The Chilean Internal Revenue Service (“SII”) has been conducting investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor (Ministerio Público) is conducting related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws. The SII and the Chilean Public Prosecutor are also conducting similar investigations related to the payment of invoices by other Chilean companies that may not have been properly supported or that may not have been necessary to generate corporate income.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Public Prosecutor.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Public Prosecutor.

On June 17, 2015, Oscar Gajardo S., a minority shareholder of SQM, filed a lawsuit against each member of the Company’s Board of Directors serving at the time of the matters giving rise to the claim, as well as against certain members of its management, alleging that campaign contributions regulated by Chilean law and the Chilean Electoral Service that were made by the Company with Board approval additionally required shareholder approval. The plaintiff filed similar lawsuits against a number of other Chilean companies and their management. These claims are under review by the Public Prosecutor.

On July 31, 2015, the deputy of the Tarapacá region of Chile, Hugo Gutiérrez G., filed a lawsuit against the Company, broadly alleging violations of the anti-corruption and money laundering provisions of Law No. 20,393 on Criminal Liability of Legal Entities. Potential sanctions under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the Company executing contracts with governmental entities, and (iv) dissolution of the Company. This claim is under review by the Public Prosecutor.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 30	Lawsuits and complaints (continued)

Lawsuits and complaints (continued)

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The Company has not paid any indemnities to the former CEO, and the lawsuit is pending in the Chilean courts. The Company estimates that no provision is needed at this stage.

Actions performed by the Authority

The Public Prosecutor and SII have performed a number of actions within the framework of the investigations described in “Lawsuits and complaints”, above, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Prosecutor with its email files and all the documentation that has been required by the related authority.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 30	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues that were the subject of the SII and Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate.

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review. The U.S. lawyers retained by the ad-hoc Committee were principally charged with reviewing the relevant facts and analyzing those facts against the requirements of the U.S. Foreign Corrupt Practices Act (“FCPA”). The factual findings of the ad-hoc Committee, however, were ultimately shared with Chilean as well as U.S. authorties.

On December 15, 2015, the ad-hoc Committee presented its findings to the Board of Directors. In addition to presenting a discussion of the facts surrounding the payments at issue, the ad-hoc Committee concluded that, for purposes of the U.S. Foreign Corrupt Practices Act:

(a)	payments were identified that had been authorized by SQM's former CEO for which the Company did not find sufficient supporting documentation;

(b)	no evidence was identified that demonstrates that the payments were made in order to induce a public official to act or refrain from acting in order to assist SQM in obtaining economic benefits;

(c)

regarding the cost center managed by SQM's former CEO, it was concluded that the Company's books did not accurately reflect transactions that have been questioned, notwithstanding the fact that, based on the amounts involved, these transactions were deemed quantitatively immaterial in comparison to SQM's equity, revenues, expenses or earnings within the reported period; and

(d)	SQM's internal controls were not sufficient to supervise the expenses made by the cost center managed by SQM's former CEO and that the Company trusted Patricio Contesse G. to make proper use of the resources.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-Hoc Committee investigation with authorities in Chile and the U.S. (including the SEC and the U.S. Department of Justice (“DOJ”)), and it has cooperated with requests for additional documents and information from these authorities regarding the internal investigation discussed above.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 31	Administrative proceedings

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the SVS proceeded to fine the three current and the two former members of the Board of Directors UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 32	Potential Arbitration Proceeding for the Settlement Insurance Policy for Heavy Rains in the Salar de Atacama

On February 7 and 8, 2013, strong and unusual heavy rains occurred at the Salar de Atacama in the Antofagasta Region of Chile affecting SQM’s facilities and causing damage to its roads, buildings, laboratories, evaporation ponds, equipment and other assets and loss of products-in-process and finished products.

On June 18, 2015. The insurance appraiser, SGC Transporte, issued the Final Settlement Report within the framework of the “Stock Throughput” insurance policy engaged by the Company with the insurance company RSA, which, in summary indicated that the claim reported is covered by such policy and that total losses have been quantified as amounting to US$20.7 million.  RSA has rejected such Final Settlement Report issued by SGC Transporte.  SQM will proceed to demand payment of the amount from RSA in conformity with the procedure established in the aforementioned insurance policy.

Note 33	Closure of the Pedro de Valdivia Site

On September 22, 2015, the Company reported to the SVS that its Board of Directors opted to close the mining and nitrate operations and reduce iodine production at the Pedro de Valdivia site. The larger part of this closure occurred at the end of November 2015. The iodine operations that will continue to generate production in the remaining industrial plants at the Pedro de Valdivia operation will amount to approximately one third of the previous production volumes.

This decision has been made because the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market.

The mining and industrial operations affected at the Pedro de Valdivia site have 713 of the Company’s employees. The Company has designed a set of actions with its employees including, among others, that such employees apply to continue working for SQM in the new duties for them, the different benefits associated with this, training and reinsertion programs, support during the transition period, Company’s dwelling units at María Elena for the employees that currently use those dwelling units with their families, payments higher than those considered in labor legislation, among others.

As of December 31, 2015, the effects on profit or loss of impairment of fixed assets and severance payments related to the mining and industrial operations at Pedro de Valdivia are detailed as follows:

ThUS$
Property, plant and equipment	36,823
Constructions in progress	3,195
Total property, plant and equipment	40,018
Legal and voluntary severance indemnity payments	17,647
Total closure of the Pedro de Valdivia site	57,665

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 34	Dividend Proposal and Cancellation of Dividend Proposal

On September 4, 2015, it has been reported that Sociedad de Inversiones Pampa Calichera S.A. (SIPCSA), owner of more than 10% of the voting-right shares issued of Sociedad Química y Minera de Chile S.A. (SQM), has requested to the latter that it summons the shareholders to an Extraordinary Shareholders’ Meeting to assess and resolve on “…paying to all the shareholders a special dividend (“dividendo eventual”) with a charge to the SQM’s retained earnings from prior years of US$280,000,000 or such another amount as the shareholders freely determine for such purposes [and that such dividend is subsequently distributed and paid] within a term of 20 calendar days from the date of such Extraordinary Shareholders’ Meeting.”

The Company’s Board of Directors considered the request received from SIPCSA at their Extraordinary Meeting held today and, by virtue of that established in article 58 of Law No. 18.046 and article 101 of its Regulations, agreed to summon to such Extraordinary Shareholders’ Meeting of SQM for Friday, October 2, 2015.

On September 23, 2015, it has been reported to the Chilean Superintendence of Securities and Insurance (SVS) that Sociedad de Inversiones Pampa Calichera S.A. (SIPCSA), owner of more than 10% of the voting-right shares issued of Sociedad Química y Minera de Chile S.A. (SQM or the Company), has requested to the latter that it summons the shareholders to an Extraordinary Shareholders’ Meeting to assess and resolve on “paying to all the shareholders a special dividend (“dividendo eventual”) with a charge to the SQM’s retained earnings from prior years of US$280,000,000 or such another amount as the shareholders freely determine for such purposes.”

By virtue of this, SQM -I- summoned the shareholders to such Extraordinary Shareholders’ Meeting for Friday, October 2, 2015 -II- reported with respect to such request and of such summoning through the Essential Event issued on September 4, 2015 -III- it also communicated this to its Shareholders, the Chilean Superintendence of Securities and Insurance (SVS), the US Securities and Exchange Commission, and the related Stock Exchanges through letters sent on September 14, 2015; and -IV- ordered the publication of the related “Notices of Performance of Shareholders’ Meeting” in the El Mercurio newspaper of Santiago, Chile, which such newspaper has already published in its editions of September 14 and 21, 2015.

On September 23, 2015, Sociedad Química y Minera de Chile S.A., reported that the Extraordinary Shareholders’ Meeting that had been summoned for October 2, 2015, was cancelled because the shareholder which requested summoning to such meeting withdrew such request.

Note 35	Effects on Premises after the Rain Storms in the Tocopilla Zone

Subsequent to the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM reviewed the status of the railway that joints the Coya Sur location and Port of Tocopilla. The observation found certain damaged and weakened zones. Because of this, the train is currently not operating. Detailed studies are being conducted to determine the steps that should be followed.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 36	Events occurred after the reporting date

36.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2015 were approved and authorized for issuance by the Management on April 20, 2016.

36.2	Disclosures on events occurring after the reporting date

On January 29, 2016, SQM Industrial S.A. made a payment of ThUS$349, related to the difference for the concept of Article 21 of the Income Tax Law and value-added tax, based on the amendments to tax returns filed by SQM Industrial S.A. in August 2015.

On February 29, 2016, SQM S.A. made a payment of ThUS$1,250, related to the difference for the concept of Article 21 of the Income Tax Law and value-added tax based on the amendments to tax returns filed by the Company in August 2015.

On March 22, 2016, the Board of Directors of SQM S.A. was informed that Hernán Büchi B. and Wolf von Appen B. will resign from their positions as directors of SQM effective April 25, 2016. As a result, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 26, 2016.

On March 28, 2016, SQM S.A. announced that the Company had signed a definitive agreement to enter into a 50/50 joint venture with Lithium Americas Corp. (“Lithium Americas” or “LAC”) to develop the Caucharí-Olaroz lithium project in Argentina. This joint venture went into effect following a capital contribution of US$25 million by SQM in exchange for a 50% ownership stake in Minera Exar, a wholly owned subsidiary of LAC. This amount includes US$15 million to cover intercompany loans between Minera Exar and LAC; the remaining US$10 million will be allocated to project development. SQM and LAC intend to immediately advance a work and engineering plan, which contemplates completion of an updated definitive feasibility study based on an existing study for Caucharí that was completed by Minera Exar in 2012. The updated study will evaluate economic feasibility for a project with a nameplate production capacity of approximately 40,000 metric tons per year of lithium carbonate equivalent. Depending on the results of the study, the project may be executed in stages.

Management is unaware of any other significant events occurred between December 31, 2015 and the date of issuance of these consolidated financial statements that may significantly affect them.

Notes to the Interim Consolidated Financial Statements as of December 31, 2015

Note 36	Events occurred after the reporting date

36.3	Detail of dividends declared after the reporting date

On March 22, 2016, the Board of Directors of SQM agreed to recommend, subject to the approval of SQM’s shareholders at the next Annual General Shareholders’ Meeting on April 26th of this year, that the Company distribute and pay a final dividend, as described in the “Dividend Policy for the 2015 Business Year”, totaling 50% of the 2015 net income of the Company. Therefore, and subject to the approval of SQM’s shareholders at the next Annual Meeting on April 26th of this year, the Company shall pay a final dividend of US$0.40496 per share as a consequence of the distributable net income obtained during the 2015 business year. Nevertheless, the amount of US$0.31915 must be deducted from said final dividend, which was already paid as a provisional dividend, and the balance, in the amount of US$0.08581 per share, shall be paid and distributed to SQM’s Shareholders who are registered in the respective Registry by the fifth business day before the day on which the same shall be paid.

On March 22, 2016, the Board of Directors of SQM also agreed to partially modify the current “Dividend Policy for the 2015 Business Year” that was informed at the Company’s Annual General Shareholder meeting that took place on April 24, 2015, with the essential purpose of incorporating in said “Policy” a special (“dividendo eventual”) dividend payment of US$150 million – equivalent to approximately US$0.56992 per share. This dividend will be charged to SQM’s retained earnings. This dividend payment will be presented for consideration at the next Annual General Shareholders’ Meeting, which will be held on April 26th of this year. If such special dividend is approved by shareholders, it will be paid at the same time as the final dividend described above.

