Form 20-F
period 2016-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2017-04-27
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 33-65728

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of Registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation)

El Trovador 4285, 6th floor, Santiago, Chile +56 2 2425 2000

(Address of principal executive offices)

Gerardo Illanes +56 2 2425-2485 gerardo.illanes@sqm.com El Trovador 4285, 6th floor, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Series B shares, in the form of American Depositary Shares each representing one Series B share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒         Accelerated filer  ☐           Non-accelerated filer  ☐           Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

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

All references to “$,” “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2016, UF 1.00 was equivalent to US$39.49 and Ch$26,347.98 according to the Chilean Central Bank (Banco Central de Chile). As of April 20, 2017, UF 1.00 was equivalent to US$40.96 and Ch$26,528.10.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

Our fiscal year ends on December 31. As December 31 is a bank holiday in Chile, certain financial information is reflected as of December 30, 2016.

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

v

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2016 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2016.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial data as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

	As of and for the year ended December 31,
(in millions of US$)(1)	2016	2015	2014	2013	2012
Statement of income:
Revenues	1,939.3	1,728.3	2,014.2	2,203.1	2,429.2
Cost of sales	(1,328.3)	(1,185.6)	(1,431.2)	(1,481.7)	(1,400.6)
Gross profit	611.0	542.7	583.0	721.5	1,028.6

Other income (2)	14.8	15.3	24.1	96.7	12.7
Administrative expenses	(88.4)	(86.8)	(96.5)	(105.2)	(106.4)
Other expenses (3)(4)(5)	(89.7)	(106.4)	(64.3)	(49.4)	(34.6)
Other gains (losses)	0.7	3.8	4.4	(11.4)	0.7
Finance income	10.6	11.6	16.1	12.7	29.1
Finance expenses	(57.5)	(69.9)	(63.4)	(58.6)	(54.1)
Equity income of associates and joint ventures accounted for using the equity method	13.0	10.3	18.1	18.8	24.4
Foreign currency exchange differences	0.4	(12.4)	(16.5)	(12.0)	(26.8)
Income before income tax expense (3)	414.9	308.3	405.0	613.1	873.5

Income tax expense (6)	(133.0)	(83.8)	(160.7)	(138.5)	(216.1)

Profit for the year (3)(6)	281.9	224.5	244.3	474.6	657.4
Profit attributable to:
Controlling interests (3)(6)	278.3	220.4	236.9	467.1	649.2
Non-controlling interests	3.6	4.2	7.4	7.5	8.2
Profit for the year (3) (6)	281.9	224.5	244.3	474.6	657.4

Basic earnings per share(7)	1.06	0.84	0.90	1.77	2.47
Basic earnings per ADS(8)(9)	1.06	0.84	0.90	1.77	2.47
Dividends per share(9)(10)(11)	1.44	0.47	1.42	1.04	1.25
Dividends per ADS(10)(11)(12)	1.44	0.47	1.42	1.04	1.25
Weighted average(7)(8) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.

(2)	Other income for 2013 includes US$84 million for the sale of royalties for the Antucoya mining project. After taxes, this sale had a one-time effect of US$67 million on profit for the year.
(3)	Other expenses for 2014 includes provisions of approximately US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”), such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in Chile as a result of ongoing investigations by the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015.”
(4)	Other expenses for 2015 include a charge of US$57.7 million for impairment and severance indemnities related to the restructuring of our Pedro de Valdivia operations.
(5)	Other expenses for 2016 includes a charge of US$32.8 million for impairment related to the closing of the train between Coya Sur and Tocopilla. Other expenses for 2016 also includes charges of approximately US$30.5 million for impairment related to the Company's agreement with the U.S. Department of Justice and the administrative cease and desist order issued by the U.S. Securities and Exchange Commission in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in Chile as a result of ongoing investigations by the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015” and “Item 8.A.7 Legal Proceedings.”
(6)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s statutory consolidated financial statements filed with the SVS. The effects of subsequent changes in the income tax rate will be recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.
(7)	The Company has not conducted any transaction that would give rise to a potential dilutive effect on its earnings per share in any of the indicated years. The total number of outstanding shares as of each period end is the same as the weighted average shares outstanding.
(8)	The calculation of earnings per ADSs and dividends per ADS for the years indicated is based on the ratio of 1:1.
(9)	Dividends per share are calculated based on 263,196,524 shares for each of the years indicated.
(10)	Dividends are paid from net income as determined in accordance with SVS regulations. See “Item 8.A. Dividend Policy.” For dividends in Ch$, see “Item 8.A. Dividend Policy—Dividends.”
(11)	Dividend amount paid per calendar year to shareholders of the Company. See “Item 8.A. Dividend Policy.”
(12)	Dividend amounts per share paid in Chilean pesos were Ch$936.15 in 2016, Ch$316.06 in 2015, Ch$806.79 in 2014, Ch$536.16 in 2013 and Ch$604.59 in 2012.

	As of and for the year ended December 31,
(in millions of US$)	2016	2015	2014	2013	2012
Balance sheet data:
Total assets	4,218.6	4,643.8	4,663.7	4,767.6	4,416.4
Total liabilities	1,911.4	2,243.4	2,371.1	2,335.4	2,229.0
Total equity	2,307.3	2,400.4	2,292.5	2,432.2	2,187.4
Equity attributable to controlling interests	2,246.1	2,339.8	2,232.6	2,376.6	2,132.8
Equity attributable to non-controlling interest	61.2	60.6	59.9	55.6	54.7
Capital stock	477.4	477.4	477.4	477.4	477.4

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

The U.S. dollar is our functional currency. However, unless otherwise indicated, any amounts translated into U.S. dollars from Chilean pesos were translated using the Observed Exchange Rate for December 31, 2016, which was Ch$669.47 per US$1.00. As of April 20, 2017 the Observed Exchange Rate was US$1.00 per Ch$647.68.

Observed Exchange Rate(1)

(Ch$ per US$)

Year	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)

2012	469.65	519.69	486.59	479.96
2013	466.50	533.95	495.18	524.61
2014	527.53	621.41	570.34	606.75
2015	597.10	715.66	654.66	710.16
2016	645.22	730.31	676.83	669.47

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)

2016
October	651.65	670.88	663.92	651.65
November	650.72	679.24	666.12	675.48
December	649.40	677.11	667.17	669.47
2017
January	648.31	673.36	661.19	648.87
February	638.35	646.97	643.21	645.19
March	648.88	669.52	661.20	662.66

Source: Central Bank of Chile

(1)	Reflects high and low rates on a day-to-day basis, for each period reported.
(2)	The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.
(3)	Based on transactions observed during the last day of the period.

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

Risks Relating to our Business

We could be subject to numerous risks in Chile as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The SII has been conducting investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor is conducting related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws. The SII and the Chilean Public Prosecutor are also conducting similar investigations related to the payment of invoices by other Chilean companies that may not have been properly supported or that may not have been necessary to generate corporate income.

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

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review. The U.S. lawyers retained by the ad-hoc Committee were principally charged with reviewing the relevant facts and analyzing those facts against the requirements of the U.S. Foreign Corrupt Practices Act (FCPA). The factual findings of the ad-hoc Committee, however, were ultimately shared with Chilean as well as U.S. authorities.

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

On March 31, 2015, the SVS filed an administrative claim against five then-current and former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the SVS proceeded to fine them UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

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

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The lower court held that Mr. Contesse’s claim was barred by the statute of limitations. On November 8, 2016, the Santiago Court of Appeals overruled the lower court decision. On March 27, 2017, the Company reached an agreement with Mr. Contesse to terminate the labor lawsuit Mr. Contesse filed against the Company. The amount included in the agreement was provisioned for in the financial statements as of December 31, 2016.

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

During 2015, the ad-hoc Committee that was established in February 15, 2015, conducted an investigation into whether the Company faced possible liability under the U.S. Foreign Corrupt Practices Act. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalites were reflected in the 2016 financial statements.

In Chile, the authorities’ review of the questioned payments is ongoing. We are unable to predict the duration, scope, or results of this review, or how it may affect our business, financial condition, cash flows, results of operations and the prices of our securities. There can be no assurance that the authorities will agree with the conclusions of the ad-hoc Committee or that the authorities will not conclude that a violation of applicable law has occurred. There can be no assurance that authorities in Chile or the U.S. will not undertake a broader investigation or seek to commence additional litigation against the Company.

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. Chilean authorities could impose sanctions discussed above under Law No. 20,393. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

For more information, see “Item 8.A.7 Legal Proceedings.”

An arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

Our subsidiary SQM Salar S.A. (“SQM Salar”) holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2016, revenue related to products originating from the Salar de Atacama represented 48% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

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

In August 2016, Corfo requested a second arbitration proceeding, demanding (i) the early termination of the Project Contract signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Contract. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit. The Company believes there is insufficient evidence to demonstrate that the Project Contract has been breached. However, there can be no assurance that the Company will prevail against Corfo or that other legal actions will not be taken by Corfo against the Company’s interests.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 29.97% of SQM’s total shares as of December 31, 2016. See “Item 6.E. Share Ownership.” The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

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

We identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

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

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, in 2016, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which increased volatility in the price of fertilizers. The average price for our potassium chloride and potassium sulfate business line was approximately 24% lower in 2016 compared to 2015. Our sales volumes for this business line were approximately 24% higher in 2016 compared to 2015. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$23 per kilogram in 2016, approximately 19% less than average prices obtained in 2015. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a decrease in lithium prices and sales volumes. In September 2009, we announced a 20% reduction in lithium carbonate and lithium hydroxide prices as a means of stimulating demand. As a result, in 2010 we observed demand recovery in the lithium carbonate market, and this upward trend has continued over the last few years, driven mostly by an increase in demand related to battery use. In 2016, demand growth was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 80% compared to 2015. We cannot assure you that lithium prices and sales volumes will not decline in the future.

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

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 115 countries around the world. In 2016, approximately 46% of our sales were made in emerging market countries: 12% in Latin America (excluding Chile); 9% in Africa and the Middle East (excluding Israel); 8% in Chile and 16% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. At the end of 2016, our inventory levels were relatively high compared to prior years, but lower than 2015. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

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

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 13% in 2016. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists and were most recently validated in January 2017 by Mr. Sergio Alarcón and Mr. Orlando Rojas. Mr. Alarcón is a geologist with over 30 years of experience in the field. He is currently employed by SQM as Geology Supervisor. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”), and he is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with such law and related regulations. Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 39 years since graduating from university, including more than 33 years working on estimates for reserves and resources.

Our Salar de Atacama brine mining reserve estimates are prepared by our own hydrogeologists and geologists and were most recently validated in March 2017 by Mr. Álvaro Henríquez and Mr. Orlando Rojas. Mr. Henríquez is a geologist with more than ten years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law and related regulations. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

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

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2016. During 2016, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. During 2017, we expect to renegotiate collective labor contracts with three unions. Our collective labor contracts with 16 unions, representing 80% of the unionized workers, will expire in 2019. Our collective labor contracts with five unions, representing 20% of the unionized workers will expire in 2020. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

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

On June 6, 2016, the Superintendence of the Environment filed charges against SQM S.A. regarding the operations at Nueva Victoria for possible non-compliance with RCA No. 890/2010. The charges related to certain variables of a monitoring plan and to the implementation of a mitigation measure considered in the respective environmental impact study.

On November 28, 2016, the Superintendence of the Environment filed charges against SQM Salar S.A. regarding possible non-compliance with RCA No. 226/2006 as a result of the company’s operations at Salar de Atacama. The charges referred to certain aspects of the monitoring and contingency plans, and the condition of a group of trees in the Camar sector considered as a part of the environmental monitoring.

For both cases, we have presented compliance programs that detail the actions and commitments we will take to resolve the issues raised by the environmental authority. The Superintendence of the Environment is reviewing both compliance programs and will release an opinion on them.

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

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2016, the Chilean peso exchange rate was Ch$669.47 per U.S. dollar, while as of December 31, 2015, the Chilean peso exchange rate was Ch$710.16 per U.S. dollar. The Chilean peso therefore appreciated against the U.S. dollar by 6.0% in 2016. As of April 20, 2017, the Observed Exchange Rate was Ch$647.68 per U.S. dollar.

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

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on LIBOR, plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2016, approximately 2% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

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

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease and Project Agreements, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately 59% of the total accumulated extraction limit of lithium. There can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement.

In August 2016, Corfo requested a second arbitration proceeding, demanding (i) the early termination of the Project Contract signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Contract. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit. The Company believes there is insufficient evidence to demonstrate that the Project Contract has been breached. However, there can be no assurance that the Company will prevail against Corfo or that other legal actions will not be taken by Corfo against the Company’s interests See “—Risks Relating to our Business—An arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations.”

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

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

Following the earthquake and tsunami in February in 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. In 2012, Law No. 20,630 introduced new amendments to existing tax legislation. There can be no assurance that this legislation will not be modified in the future.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 24% in 2016. It will increase to 25.5% in 2017 and increase to a maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile or signed with Chile prior to January 1, 2017, whether or not in force. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States.

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

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2016. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3.D. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10.E. Taxation—Chilean Tax Considerations.”

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

The capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

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

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Caucharí-Olaroz lithium project in the Jujuy province of Argentina. The project’s production capacity is targeted at 50,000 tons per year of lithium carbonate equivalent. Under the current project timeline, we expect to commission plant production by 2019. We also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Elemental Minerals. Following this transaction at the end of 2016, Elemental Minerals changed its name to Kore Potash Limited. The State General Reserve Fund of Oman contributed US$20 million. These investments are not included in the capital expenditure program amounts discussed in the section below. These investments were carried out with internal financing.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment; during 2016, we begin new investment projects associated with our lithium, potassium nitrate and iodine business lines. These investments were carried out with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures for the years ended December 31, 2016, 2015 and 2014 were as follows:

(in millions of US$)	2016	2015	2014
Capital expenditures	131.3	111.3	112.1

During 2016, we had total capital expenditures of US$131.3 million, primarily related to:

•	Completion of the project related to the expansion of ponds at Nueva Victoria to increase the production of iodine and nitrates;
•	Capacity expansion projects related to our potassium nitrate production;
•	Capacity expansion project related to our lithium hydroxide production;
•	Improvements in the open storage areas at the Port of Tocopilla;
•	General maintenance of all production units in order to ensure the fulfillment of production targets and the safety of all of our employees.

During 2015, we had total capital expenditures of US$111.3 million, primarily related to:

•	expansion of ponds at Nueva Victoria in order to increase the production of iodine and nitrates;

•	refining system at potassium nitrate plants;
•	exploration and construction of new wells to sustain production at the Salar de Atacama and
•	maintenance of production facilities in order to ensure production goals are met, as well as improvements in the open storage areas at the Port of Tocopilla.

During 2014, we had total capital expenditures of US$112.1 million, primarily related to:

•	development of new extraction sectors and production increases for both nitrates and iodine at Nueva Victoria;
•	investments aimed at maintaining and improving the quality of finished nitrate products;
•	exploration and construction of wells to sustain long-term production at the Salar de Atacama;
•	consolidation of our corporate enterprise resource planning into SAP and
•	maintenance across all production units in order to ensure fulfillment of production targets.

The Board of Directors has approved a capital expenditures plan for 2017 of approximately US$170 million primarily focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase lithium and nitrates production capacity. This amount does not include an approximately US$100 million investment in the development of the Caucharí-Olaroz lithium project in Argentina, which we expect to begin construction on, as planned, during the first half of 2017. In addition, we will begin the engineering and preliminary supply purchases related to the potassium nitrate plant, and we will complete the construction of a new lithium hydroxide plant. We do not expect that our 2017 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine. We also produce specialty plant nutrients, iodine derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 115 countries through our worldwide distribution network, with 92% of our sales in 2016 derived from countries outside Chile.

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

For the year ended December 31, 2016, we had revenues of US$1,939.3 million, gross profit of US$611.0 million and profit attributable to controlling interests of US$278.3 million. Our worldwide market capitalization as of December 31, 2016 was approximately US$7.9 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

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

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, and QPotassiumChloride™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2016, 2015 and 2014 according to our product lines:

	2016	2015	2014
Specialty Plant Nutrition	32%	38%	35%
Iodine and Derivatives	12%	15%	17%
Lithium and Derivatives	27%	13%	10%
Potassium	21%	25%	29%
Industrial Chemicals	5%	6%	5%
Other	3%	4%	4%
Total	100%	100%	100%

Business Strategy

Our business strategy is to be a mining operator that selectively integrates the production and sale of products, while efficiently supplying products to industries essential for human development (e.g. food, health, technology). This strategy was built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;

•	extend M1 (lean operations) to the entire organization to strengthen our cost position, increase quality and ensure safety;

•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;

•	recover the iodine market share, seek consolidation and vertical integration opportunities, and invest in the development of industrial nitrate applications;

•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities and take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and

•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

These principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage our risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

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

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) reach or at least maintain our market share of over 30% in the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate and lithium hydroxide; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

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

We have an in-house geological exploration team that explores the area directly, drilling targets and assessing new prospects. In 2016, the team identified 15 new targets and confirmed mineralization in four of the targets, using its own truck-mounted drill rigs. The number of perforated meters reached 32,000 meters, and were made with three machines of which two were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2016, we had ten option agreements in place with eight companies, including small junior mining companies, private equity firms and large mining companies.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 44% of global potassium nitrate sales for all applications by volume in 2016, an increase from 43% in 2015. During 2016, the potassium nitrate market increased by around 3%. These estimates do not include potassium nitrate produced and sold locally in China, only net imports/exports.

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

In 2016, our specialty plant nutrients revenues decreased to US$623.9 million, representing 32% of our total revenues for that year and a 4.4% decrease from US$652.3 million in specialty plant nutrients revenues in 2015. This decrease was the result of lower prices compared to 2015. Prices decreased approximately 5% in 2016.

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

The market for potassium nitrate in China is an important market for this product, although its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 150,000 is related to the tobacco industry and 120,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain, Netherlands and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Sodium nitrate	24.4	26.0	15.8
Potassium nitrate and sodium potassium nitrate	475.8	493.6	531.6
Specialty blends(1)	213.5	203.9	228.0
Other specialty plant nutrients(2)	127.2	108.4	102.5

Total revenues (in US$ millions)	623.9	652.3	708.0

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

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

In 2015, we added a new product to our portfolio of specialty field fertilizers: QropTMKS. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in other markets.

Specialty Plant Nutrition: Marketing and Customers

In 2016, we sold our specialty plant nutrients in approximately 98 countries. One customer represented more than 10% of our specialty plant nutrient revenues during 2016, representing approximately 27% of our total specialty plant nutrition revenues, and our ten largest customers accounted in the aggregate for approximately 50% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2016	2015	2014
North America	33%	33%	30%
Europe	18%	22%	21%
Central and South America	11%	28%	31%
Asia and Others	37%	16%	18%

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

In 2016, we began operating soluble specialty plant nutrient production facilities through our joint ventures in Peru and Netherlands. We also began operating a third facility in Mexico.

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

SQMC sells local products as well as products imported from different countries around the world.

All contracts and agreements between Soquimich Comercial S.A. and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

Soquimich Comercial S.A.’s fertilizer sales represented approximately 24% of total fertilizer sales in Chile during 2016. No customer accounted for more than 10% of Soquimich Comercial S.A.’s revenues in 2016. Soquimich Comercial S.A.’s consolidated revenues were approximately US$150 million and US$177 million in 2016 and 2015, respectively.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 31% of total world sales during 2016 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 44% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

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

Iodine and its Derivatives

We believe we are the world’s largest producer of iodine. In 2016, our revenues from iodine and iodine derivatives amounted to US$231.1 million, representing 12% of our total revenues in that year. We estimate that our sales accounted for approximately 29% of world iodine sales by volume in 2016.

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

X-ray contrast media is the leading application of iodine, accounting for approximately 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 10%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 5%; nylon, 4%; human nutrition, 3% and other applications, 16%.

During 2016, iodine demand grew slightly compared to 2015, partly as a result of very minimal growth in the iodine market for uses related to LEC and LCD and the reuse of iodine in the iodine market related to plastics. We estimate that the global market size in 2016 was approximately 33,500 metric tons, with around 57% of supply coming from Chilean producers, including us.

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

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Iodine and derivatives	10.2	9.3	8.8

Total revenues (in US$ millions)	231.1	262.6	335.4

Our revenues decreased to US$231.1 million in 2016 from US$262.6 million in 2015. This decrease was primarily attributable to the decrease in iodine prices during 2016. Average iodine prices were more than 19% lower in 2016 when compared to 2015. Our sales volumes increased 9% in 2016, outpacing global iodine demand growth.

Iodine: Marketing and Customers

In 2016, we sold our iodine products to approximately 300 customers in over 55 countries, and most of our sales were exports. Two in the aggregate customers each accounted for more than 10% of our iodine revenues in 2016. These two customers accounted for approximately 40% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues for 2016, 2015 and 2014:

Revenues breakdown	2016	2015	2014
North America	25%	29%	31%
Europe	36%	34%	35%
Central and South America	0%	4%	4%
Asia and Others	38%	33%	30%

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

Five Chilean companies accounted for approximately 57% of total global sales of iodine in 2016, including SQM, with approximately 29%, and four other producers, accounting for the remaining 28%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and RB Energy (a Canadian company previously known as Sirocco Mining Inc. or as Atacama Minerals).

We estimate that eight Japanese iodine producers accounted for approximately 30% of global iodine sales in 2016, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2016.

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

Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$23 per kilogram in 2016, continuing the downward trend observed in 2015.

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

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2016, our revenues from lithium sales amounted to US$514.6 million, representing 27% of our total revenues. We estimate that our sales volumes accounted for approximately 27% of the global lithium chemicals sales volumes.

Lithium: Market

Lithium is mainly sold as lithium carbonate. The next most traded compound is lithium hydroxide. Both of these compounds are used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 53% of total demand, including batteries for electric vehicles, which accounted for approximately 20% of total lithium demand. Lithium carbonate is also used in applications such as ceramic and enamel frits (approximately 4% of demand), heat resistant glass (ceramic glass) (approximately 4% of demand), air conditioning chemicals (approximately 3% of demand), continuous casting powder for steel extrusion (approximately 2% of demand), primary aluminum smelting process (approximately 1% of demand) and others, including the synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is also used as a raw material in the lubricating greases industry (approximately 9% of total lithium chemical demand), as well as in the dyes and the battery industries.

Lithium chloride solutions are primarily used as an input for the production of other lithium derivatives.

Lithium’s main properties, which facilitate its use in this range of applications, are:

•	it is the lightest solid element at room temperature;
•	it has a low coefficient of thermal expansion;
•	it has high electrochemical potential and low density and
•	it is the solid with the highest specific heat capacity.

During 2016, lithium chemicals demand increased by approximately 14%, reaching approximately 182,000 metric tons, with close to 44% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, as a by-product of the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We also sell the lithium chloride solutions that we produce at the Salar de Atacama, which are purified in the Salar del Carmen. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world. During 2017, we plan to increase this capacity to 13,500 through increased efficiencies and the construction of a 7,000 metric ton plant.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Lithium and derivatives	49.7	38.7	39.5

Total revenues (in US$ millions)	514.6	223.0	206.8

Our revenues in 2016 were US$514.6 million, a 131.0% increase from US$223.0 million in 2015, due to higher prices and higher sales volumes. The average price for 2016 was approximately 80% higher than the average price in 2015, as global demand growth outpaced supply growth.

Lithium: Marketing and Customers

In 2016, we sold our lithium products to over 235 customers in approximately 44 countries, and most of our sales were to customers outside of Chile. One customer accounted for more than 10% of our lithium revenues in 2016, accounting for approximately 12% of our lithium revenues. Our ten largest customers accounted in aggregate for approximately 62% of revenues. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 13% of the cost of sales.

The following table shows the geographical breakdown of our revenues for 2016, 2015 and 2014:

Revenues breakdown	2016	2015	2014
North America	8%	11%	11%
Europe	19%	21%	22%
Central and South America	1%	1%	1%
Asia and Others	73%	67%	66%

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

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Albemarle, which, according to our estimates, has a market share of approximately 17%, and FMC Corporation (“FMC”), which has an estimated market share of approximately 10%. In addition, there are at least ten lithium producers in China that, together, supplied approximately 37% of the world market in 2016. These producers can be divided according to the type of raw material they use: brines (6%) or hard rock (31%). A significant portion of the hard rock that is processed in China is imported from Australia. The largest producer in China is Sichuan Tianqi Lithium Industries (“Tianqi”). Albemarle produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Albemarle and Tianqi are 49%/51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom. In 2015, Orocobre Ltd. began producing lithium carbonate in Argentina. It is estimated that it had a market share of approximately 8% in 2016.

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

In 2016, our potassium chloride and potassium sulfate revenues amounted to US$403.3 million, representing 21% of our total revenues and a 6.3% decrease compared to 2015.

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

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1% to 2%. We estimate that demand totaled approximately 58 million metric tons in 2016, similar to demand in 2015.

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

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	1,534.7	1,241.8	1,556.2

Total revenues (in US$ millions)	403.3	430.6	584.3

Potassium: Marketing and Customers

In 2016, we sold potassium chloride and potassium sulfate to approximately 500 customers in over 80 countries. There were three individual customers that each accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2016, totaling approximately 35% of the revenues of potassium chloride and potassium sulfate during this period. We estimate that our ten largest customers accounted in the aggregate for approximately 55% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 16% of the cost of sales for the business line.

The following table shows the geographical breakdown of our revenues for 2016, 2015 and 2014:

Revenues breakdown	2016	2015	2014
North America	20%	22%	23%
Europe	20%	12%	13%
Central and South America	38%	42%	45%
Asia and Others	22%	24%	19%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2016. Our main competitors are Uralkali, Belaruskali, PCS and Mosaic. We estimate that in 2016, Uralkali accounted for approximately 19% of global sales, Belaruskali accounted for approximately 16% of global sales, PCS accounted for approximately 15% of global sales, and The Mosaic Company accounted for approximately 13% of global sales.

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

In 2016, our revenues from industrial chemicals were US$104.1 million, representing approximately 5% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

Experts believe that CSP plays a critical role in electricity grid stabilization and manageability due to its inherent large scale storage capability. Nevertheless, such large installations are capital intensive and are strongly influenced by the generation mix in each country. Therefore, fluctuations in solar salts demand are unavoidable in terms of quantity and timing. During 2017 and thereafter, we expect to see further developments in new markets such as the Middle East, Chile and China, as well as recently developed markets such as Morocco and South Africa that continue to make progress on their programs.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Industrial chemicals	128.9	126.1	125.5

Total revenues (in US$ millions)	104.1	97.6	101.9

Revenues for industrial chemicals increased from US$97.6 million in 2015 to US$104.1 million in 2016, as a result of higher sales volumes in this business line.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 54 countries in 2016 to approximately 317 customers. Two customers accounted for more than 10% of our revenues of industrial chemicals in 2016, accounting for approximately 46%, and our ten largest customers accounted in the aggregate for approximately 62% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues for 2016, 2015 and 2014:

Revenues breakdown	2016	2015	2014
North America	24%	31%	32%
Europe	14%	15%	37%
Central and South America	9%	11%	14%
Asia and Others	54%	43%	17%

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

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate, potassium nitrate and potassium chloride for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 33% of world demand in 2016 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa Chemicals, which we estimate had a market share of 25%. We estimate that our market share was approximately 24% for 2016.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa Chemicals, which is a potassium nitrate supplier, and BASF AG, which is a sodium nitrate supplier.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the industrial potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

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

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2016, we operated one mine in this region: Nueva Victoria. We also began establishing a new mining area called Tente en el Aire, which is also located in northern Chile, about 15 kilometers northwest of our Nueva Victoria operations. We believe this new mine will allow us to capture operating synergies that will increase efficiency and reduce costs. In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Mining operations at the Pampa Blanca site and the El Toco mine (which is part of the María Elena site) were suspended in March 2010 and November 2013, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from one centimeter to four meters, and with the overburden varying in thickness between zero centimeters and two meters.

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

The mining process generally begins with bulldozers first breaking and then removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to be processed.

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

Sodium Nitrate

During 2016, sodium nitrate for both agricultural and industrial applications was produced by inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. At the Pedro de Valdivia facility, until November 2015, the caliche ore was crushed, creating two products: a coarse fraction and a fine fraction. In preparation for the eventual suspension of nitrates operations at Pedro de Valdivia, we had increased our sodium nitrate inventory levels through November 2015. As of December 2016, we had approximately 450,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough sodium nitrate to produce finished nitrates for approximately three years. For subsequent production, we are in the process of adapting the crystallization plant at Pedro de Valdivia to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility.

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

Our current potassium nitrate production capacity at Coya Sur is approximately 1,100,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement the “lean” method of manufacturing in our potassium nitrate plants. We achieved complete implementation of this method of manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste on an ongoing basis.

During 2016, the potassium nitrate refining plants entered into operation, allowing the production of a higher quality product with lower impurity content as required by the new market conditions. These new facilities enable integrated production at the plants of Coya Sur, allowing the Company to reuse rinsing solutions, and thereby reducing the total cost of production.

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

Iodine and Iodine Derivatives

During 2016, we produced iodine at our facilities at Nueva Victoria (including the Iris facility), Pedro de Valdivia and María Elena. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by combusting sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

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

Our total iodine production in 2016 was 8,542 metric tons: 7,744 metric tons from Nueva Victoria and Iris; 610 metric tons from Pedro de Valdivia; and 188 metric tons from María Elena. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria announced in 2015, our total current effective production capacity at our iodine production plants is approximately 10,000 metric tons per year.

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

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 9,000 metric tons per year of iodine (including the Iris operations) and 700,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction and sales limit of 180,100 tons of lithium metal (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately 59% of the total accumulated extraction and sales limit of lithium.

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, potassium salts, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the precipitation, sodium chloride salts are removed; these salts are not used in the production process of other products. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing potassium and magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

The by-products of the potassium chloride production process are (i) solutions remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount not required for lithium carbonate production being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the solutions remaining is sent to additional solar concentration ponds adjacent to the potassium concentration ponds. At this stage, the solution is concentrated and purified by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production is also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above.

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The lithium hydroxide solution is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is filtered, dried and packaged for shipment to customers.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and, depending on market conditions, boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines to produce potassium sulfate. The brine is pumped to solar evaporation ponds, where sodium chloride salts are precipitated, harvested and put into piles. After further evaporation, the sulfate and potassium salts precipitate in different concentrations and are harvested and sent for processing to the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, filtered, dried, classified and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a by product of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 13% of our cost of sales in 2016.

We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by the Electrical Energy Supply Agreement that we entered into with AES Gener S.A. (formerly known as Gener S.A.) on December 31, 2012. Pursuant to the terms of the Electrical Energy Supply Agreement, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for us.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015 and 2016, we executed supply contracts with Enel Chile (formerly Endesa) as with Solgas, primarily to serve our operations at the Salar del Carmen and Coya Sur.

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

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, free competition laws, and securities laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

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

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors—Risks Relating to Chile—Changes in water rights laws and other regulations could affect our operating costs.” The Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial condition and results of operations.

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

We are also subject to the Chilean Labor Code and the Subcontracting Law, which are overseen by the Labor Authority (Dirección del Trabajo), the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), and the National Health Service. Recent changes to these laws and their application may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.”

In addition, we are subject to Law No. 20,393, which establishes criminal liability for legal entities, for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery. Potential sanctions for violations under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the corporation executing contracts with governmental entities, and (iv) dissolution of corporation.

Finally, we are governed by the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”), which regulates corporate governance. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties. See “Item 6.C. Board Practices” and Item 7.B. Related Party Transactions.”

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

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the SVS. In both cases, SQM has received the requisite approvals and kept the respective guarantees up to date according to the useful life of each mining site.

The new and modified Chilean Environmental Law defines the Ministry of the Environment as the governmental agency responsible for coordinating and supervising environmental issues. The Environmental Assessment Service is responsible for reviewing environmental assessments of new projects or significant modifications of existing ones, and the decision to grant or reject environmental permits rests with the Environmental Assessment Commission. On the other hand, the Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated for environmental permits, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance in all material respects with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We employ our best efforts to ensure compliance with the complex regulatory environments in which we operate.

In March 2016, the European Commission sent to the European Parliament a new regulatory proposal for fertilizers, which is expected to be approved by the end of 2017, following which there will be a transition period for its implementation. The new European regulation proposes to reduce the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, from 0.01% to 0.005%. The fertilizers that we sell contain less than 0.005% of perchlorate. However, we anticipate that in 2017, the Food Chain Security unit of the General Health and Consumer Affairs Council may revise the perchlorate limits in food that are currently in force and effect, following the European Food Safety Authority’s (“EFSA”) evaluation of the data from the 2016 monitoring program that analyzed perchlorate levels in food and in drinkable water. The new limits of perchlorates in food is expected to be established by the end of 2017.

With respect to the regulation on explosives in Europe, we issued a procedure for all employees of SQM Europe NV (Procedure for the Reporting of Suspicious Transactions and Theft of Products covered by Regulation (EU) No. 98/2013). We completed a new training program for employees in related European companies with respect to such regulation. This regulation considers nitrogen, phosphorus, and potassium (“NPK”) mixes produced in Europe as well as the nitrates in the product line and third party products covered by the regulation. The member states that participate in the European Committee that reviews the regulation did not reach a consensus on defining the ranges of concentration for fertilizer products. We will continue to monitor the development of changes to the regulation through our participation in the Potassium Nitrate Association as part of the public–private committee created by the European Committee. In 2017, the reviewing committee expects to prepare a report evaluating the regulation.

In September 2016, we fulfilled the United States Environmental Protection Agency’s (“US-EPA”) requirement under the Chemical Data Reporting (“CDR”) regulation and the Toxic Substances Control Act (US-TSCA) to disclose all chemical substances imported to the United States by SQM North America Corp. during the 2012-2015 period, including the amount in tons per year and its uses. We conducted a survey of all products imported to the United States of America from our headquarters and affiliates during this period and reported the information per chemical substance to the US-EPA. This disclosure will be made again in 2020 for products imported during the 2016-2019 period.

In January 2016, a new Korean regulation for the management of chemical products known as K-REACH came into effect. K-REACH contains requirements that are similar to those established by the European regulation, REACH. K-REACH defines obligations for both importers and users of our products with respect to the evaluation of security and the communication of risks to the supply chain. K-REACH also defines substances that should be registered in accordance with the regulation that will be implemented in July 2018. We intend to act through a sole representative in Korea for all products subject to the regulation.

On March 14, 2016, Normative Instruction No. 5 became effective in Brazil, which defines specification requirements, guarantees, tolerances, registration requirements, packaging requirements, and the labeling of fertilizer products, among others. Normative Instruction No. 5 also defines changes to the information presented for the new registration of products and for the renewal of existing registries, when applicable.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C.    Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2016. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

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

ARICA
XV Region
IQUIQUE
I Region
Nueva Victoria
TOCOPILLA
II Region
Maria Elena
Coya Sur
Pedro de Valdivia
CALAMA
Salar de Atacama
SALAR DE ATACAMA
Pampa Blanca
ANTOFAGASTA
Salar del Carmen
TALTAL
Republica de Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITIES AND TOWNS
Kilometers

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Date : December 31, 2016

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

As of December 31, 2016, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 569,323 hectares. In addition, as of December 31, 2016, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 6,800 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2016, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally modify the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the mining exploitation concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 254,940 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 72,178 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2016, SQM Salar held constituted Mining Exploration Concessions covering approximately 68,400 hectares and had applied for additional Mining Exploration Concessions of approximately 2,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN has established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. More than halfway through the term of the Lease Agreement, we have extracted approximately 59% of the total accumulated extraction limit of lithium.

Corfo has initiated arbitration proceedings in connection with the Lease Agreement. For more information, see “Item 8.A.7 Legal Proceedings”.

Concessions Generally

As of December 31, 2016, approximately 96% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 4% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 93% already have been granted pursuant to applicable Chilean law, and approximately 7% are in the process of being granted. Of the Mining Exploration Concessions, approximately 96% already have been granted pursuant to applicable Chilean law, and approximately 4% are in the process of being granted.

In 2016, we made payments of approximately US$7.2 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the constituted Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2016:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,820	538,454	58	24,600	2,878	563,054
Region II	9,011	2,372,895	302	96,200	9,313	2,469,095
Region III and others	406	97,768	31	10,300	437	108,068
Total	12,237	3,009,117	391	131,100	12,628	3,140,217

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

Caliche: Facilities and Reserves

Caliche: Facilities

During 2016, caliche ore mining operations were focused in the first region of Chile, and our Nueva Victoria mine was exploited. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and operations at the María Elena site were suspended in October 2013.

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

Nueva Victoria

The Nueva Victoria mine and facilities are located 180 kilometers north of María Elena and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

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

Pedro de Valdivia

The Pedro de Valdivia mine and facilities are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we used caliche to produce nitrates and iodine through vat leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, nitrate crystallization plant, and iodide and iodine plants. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

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

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2016 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	109.0	7.1%	377	Nitrate 6.0%
María Elena	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria	377.0	6.4%	430	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2016, are as follows:

Mine	Probable Reserves (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (2)
Pedro de Valdivia	334.7	7.3%	421	Nitrate 6.0%
María Elena	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria	1,020.7	5.3%	421	Iodine 300 ppm

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2016,” was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mr. Sergio Alarcón and Mr. Orlando Rojas.

Mr. Sergio Alarcón is a geologist with more than 30 years of experience in the field. He is currently employed by SQM as a Geology Supervisor. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 39 years since graduating from university, including more than 33 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 21.34% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 78.66% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. In 2016, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2016, we carried out recategorizations of indicated resources in the NVWS (“Nueva Victoria West South”), and Franja West sectors, totaling 1,575.64 hectares, which is still in process. Our 2017 exploration program includes the exploration of Tente en el Air section, which totals 687 hectares. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2016		2015		2014
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	17%	US$23/kg	30%	US$28/kg	42%	US$38/kg
Specialty Plant Nutrition	23%	US$742/ton	29%	US$784/ton	21%	US$806/ton
Industrial Chemicals	35%	US$808/ton	27%	US$770/ton	40%	US$812/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena, Pampa Blanca and other sites for which we have the appropriate concessions.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and extension), the potassium sulfate flotation plant (SOP-H), the boric acid plant (ABO), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2016, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 110 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)	Total Reserves (millions of metric tons)
Potassium (K+) (2)	54.62	39.00	90.62
Sulfate (SO4-2) (3)	47.82	37.06	84.88
Lithium (Li+) (4)	4.89	3.17	8.06
Boron (B3+) (5)	1.76	1.26	3.02

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in February 2017 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than thirteen years of experience in the field of mining hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

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

Reserves are defined as hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

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

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction per year until the end of the Lease Agreement (in 2030). Considering the maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project. This procedure allows us to estimate an amount of 30.8 metric tons of potassium out of our environmentally approved reserves, which is considered to be a fraction of the proven and probable reserves previously defined.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2016		2015		2014
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	11%	US$263/ton	29%	US$346/ton	28%	US$375/ton
Lithium and Derivatives	66%	US$10,362/ton	51%	US$5,762/ton	42%	US$5,235/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,100,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

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

The following table provides a summary of our production facilities as of December 31, 2016:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,100 Crystallized nitrates: 1,200 Prilled nitrates: 320	9.0	533.0
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	13.5	432.8
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47.492	Iodine: 9.0	7.8	455.2
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	7.8	7.2
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253.880	Nitrates: n/a Iodine: 3.2	12.4	217.8
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	12.1	1.525.6
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	8.5	178.4
Tocopilla (11)	Port facilities	22	-	12.6	164.5

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 10,000 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

The railway line that runs between our Coya Sur production facilities and our Tocopilla port facilities was damaged in August 2015 as a result of storms in the north of Chile. The train is not currently operating and as a consequence, we have replaced the train with trucks to ship products from Coya Sur. Detailed engineering studies were performed to assess the damage of the railway. During the third quarter of 2016, the report was completed; it concluded that the cost and time needed to repair the railway at this time is not economical in the short and medium term. As a result of this determination, the Company wrote-off the assets related to the train. We do not believe it will materially impact future sales volumes or transportation costs.

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

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2016, 2015 and 2014:

(in thousands, unless otherwise stated)	2016	2015	2014
Pedro de Valdivia(1)
Metric tons of ore mined	–	9,754	11,401
Average grade nitrate (% by weight)	–	7.8	8.1
Iodine (parts per million (ppm))	–	424	418
Metric tons of crystallized nitrate produced	–	346	453
Metric tons of iodine produced	0.6	2.8	3.2

Maria Elena(2)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (ppm)	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	0.2	0.1	0.4

Coya Sur(3)
Metric tons of crystallized nitrate produced	573	611	519

Pampa Blanca(2)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria(4)
Metric tons of ore mined	29,902	23,969	19,792
Iodine (ppm)	454	458	467
Metric tons of iodine produced	7.7	7.5	6.0

Salar de Atacama (5)
Metric tons of lithium carbonate produced	44	33	30
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	2,045	1,988	1,993

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the El Toco and Pampa Blanca mines were suspended in November 2013 and March 2010, respectively. During 2014 and 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Operations at the Iris iodine plant were suspended in October 2013 and restarted in August 2014.
(5)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur, Pedro de Valdivia and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), potassium sulphate (SOP) and nitrates.

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped, either packaged (polypropylene bags, polyethylene or polypropylene FIBC big bags) or in bulk. The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal or the Coya Sur facility. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. On the other hand, the product transported to the Port of Tocopilla is a final product that will be shipped or transported to the client or affiliate. The raw material of nitrate for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria and the remaining raw material is provided from historical stock stored in Coya Sur that was produced at the Pedro de Valdivia facility when it was operating. This raw material is obtained from the processing of caliche that is extracted from our mines. On the other hand, our potassium sulphate and boric acid products are produced at our Salar de Atacama facilities and later transported by trucks to the Port of Tocopilla terminal.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbon plant in the Salar del Carmen area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics (polyethylene bags, multi-layer or polypropylene FIBC big bags), stored within the same facilities and secured in roofed storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique.

Iodine obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which at the time of transportation are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. Thereafter, they are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-SQM Chile plants.

The Port of Tocopilla terminal facilities are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The port also complies with the ISPS (International Ship and Port Security) Code. The Port of Tocopilla terminal facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships and a crane with a 40 ton capacity for the loading of sealed product onto ships.

The storage facilities consist of a system of 6 silos, with a total storage capacity of 55,000 metric tons, and a mixed storage area of open storehouses with a total storage capacity of approximately 250,000 metric tons. In addition, to fulfill future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. The products are also put into bags at the Port of Tocopilla terminal facilities where the bagging capacity is established by two bag packaging machines, one for sacks and polypropylene FIBC big bags and one for FFS polyethylene. The products that are packaged in Tocopilla may be subsequently shipped at the same port or may also be consolidated into trucks or containers for its subsequent dispatch to clients by land or sea through containers from other ports, principally located in Antofagasta, Mejillones and Iquique.

For the transportation of bulk product, the transportation belt system extends across the coastline to deliver products directly to the hatches of bulk cargo ships. The nominal load capacity of this shipping system is 1,200 tons per hour. The transportation of packaged product is carried out utilizing the same bulk cargo ships using trailers without motors located in the dock and loaded by a crane with a 40 ton capacity from the Port of Tocopilla terminal. Thereafter, they are towed and unloaded using ship cranes to the respective warehouses.

We normally contract bulk cargo ships to transfer the product from the Port of Tocopilla terminal to our hubs around the world or to clients directly, who, in certain instances, use their own contracted vessels for delivery.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

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

None.

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

The discount rate used for calculating obligations outside the United States was 4.5% and 4.9% for the periods ended as of December 31, 2016 and 2015, respectively.

Our United States subsidiary, SQM North America Corp. has established pension plans for its retired employees that are calculated by measuring the projected benefit obligation in accordance with International Accounting Standards (“IAS”) using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for both 2015 and 2016. The net balance of this obligation is presented in the “Provisions for employee benefits, non-current” line item.

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

The results of the impairment tests the Company has performed on its primary intangible assets demonstrated that there was no need for the Company to make any accounting adjustments to such assets. These impairment tests were performed using conservative scenarios. For more information, see Note 13.1 to our Consolidated Financial Statements.

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

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our financial currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 22 to the Financial Statements included in this Annual Report.

We monitor and attempt to balance our non-dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2016, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$35.41 million (EUR33 million) and sell South African rand for approximately US$21.24 million (ZAR299.5 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$63.5 million (Ch$42,511 million). All of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$357 million as of December 31, 2016.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos for approximately US$51.2 million (Ch$34,263 million) and to sell U.S. dollars for approximately US$20.2 million (Ch$ 13,540 million) to hedge our short-term loans in Chilean pesos.

The following table shows our revenues (in millions of US$) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2016		2015		2014
	US$	%	US$	%	US$	%
Specialty plant nutrition	623.9	32%	652.3	38%	708.0	35%
Iodine and derivatives	231.1	12%	262.6	15%	335.4	17%
Lithium and derivatives	514.6	27%	223.0	13%	206.8	10%
Potassium	403.3	21%	430.6	25%	584.3	29%
Industrial chemicals	104.1	5%	97.6	6%	101.9	5%
Other products and services	62.2	3%	62.3	4%	77.7	4%

Total	1,939.3	100	1,728.3	100	2,014.2	100

The following table shows certain financial information of the Company under IFRS (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2016		2015		2014
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	1,939.3	100.0	1,728.3	100.0	2,014.2	100.0
Cost of sales	(1,328.3)	68.5	(1,185.6)	68.6	(1,431.2)	71.1
Gross profit	611.0	31.5	542.7	31.4	583.0	28.9
Other income	14.8	0.8	15.3	0.9	24.1	1.2
Administrative expenses	(88.4)	4.6	(86.8)	5.0	(96.5)	4.8
Other expenses (1)(2)(3)	(89.7)	4.6	(106.4)	6.2	(64.3)	3.2
Other gains (losses)	0.6	0.0	3.8	0.2	4.4	0.2
Finance income	10.6	0.5	11.6	0.7	16.1	0.8
Finance expenses	(57.5)	3.0	(69.9)	4.0	(63.4)	3.1
Equity income of associates and joint ventures accounted for using the equity method	13.0	0.7	10.3	0.6	18.1	0.9
Foreign currency exchange differences	0.4	0.0	(12.4)	0.7	(16.5)	0.8
Income before income tax expense (1)(2)(3)	414.9	21.4	308.3	17.8	405.0	20.1
Income tax expense (4)	(133.0)	6.9	(83.8)	4.8	(160.7)	8.0

Profit attributable to:
Controlling interests (1)	278.3	14.4	220.4	12.7	236.9	11.8
Non-controlling interests	3.6	0.2	4.2	0.2	7.4	0.4
Profit for the year (1)	281.9	14.5	224.5	13.0	244.3	12.1

(1)	Other expenses for 2014 includes provisions of approximately US$7 million corresponding to payments made in 2015 to the SII for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the SVS, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the SII and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015.”
(2)	Other expenses for 2015 includes a charge of US$57.7 million for impairment and severance indemnities related to the restructuring of our Pedro de Valdivia operations.
(3)	Other expenses for 2016 includes a charge of US$32.8 million for impairment related to the closure of our train between Coya Sur and Tocopilla. Other expenses for 2016 also includes charges of approximately US$30.5 million for impairment related to the Company's agreement with the DOJ and the administrative cease and desist order issued by the SEC in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in Chile as a result of ongoing investigations by the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015” and “Item 8.A.7 Legal Proceedings.”

(4)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the SVS, in accordance with the instructions issued by the SVS in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s statutory consolidated financial statements filed with the SVS. The effects of subsequent changes in the income tax rate will be recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.

Results of Operations – 2016 compared to 2015

Revenues

Revenues increased by 12.2% to US$1,939.3 million in 2016 from US$1,728.3 million in 2015.

The main factors that caused the increase in revenues and variations in different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition revenues decreased 4.4% to US$623.9 million in 2016 from US$652.3 million in 2015. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2016	2015	% Change
Potassium nitrate and sodium potassium nitrate	475.8	493.6	(4)%
Specialty blends	213.5	203.9	5%
Other specialty plant nutrients (*)	127.2	108.4	17%
Sodium nitrate	24.4	26.0	(6)%

* Includes trading of other specialty fertilizers.

We sell various products within the specialty plant nutrition business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our sales volumes in the field fertilizer market decreased in 2016 compared to 2015 due to decreased demand.

In addition, average prices in the specialty plant nutrition business line were US$742/MT in 2016, slightly lower than US$784/MT in 2015.

Iodine and Derivatives

Iodine and derivatives revenues decreased 12.0% to US$231.1 million in 2016 from US$262.6 million in 2015. Set forth below are sales volume data for the specified years:

(in Th. MT)	2016	2015	% Change
Iodine and derivatives	10.2	9.3	9%

In the iodine market, global demand grew by 1% in 2016 as a result of nominal growth in the LED and LCD markets. Our sales volumes in this business line increased by approximately 9% compared to 2015, increasing our participation in the market.

However, average prices during 2016 continued to face downward pressure. Our average price for the year was US$23/kilogram, a decrease of over 19% compared to 2015.

Lithium and Derivatives

Lithium and derivatives revenues increased 130.8% to US$514.6 million in 2016 from US$223.0 million in 2015. Set forth below are sales volume data for the specified years:

(in Th. MT)	2016	2015	% Change
Lithium and derivatives	49.7	38.7	28%

World demand in the lithium market continued to grow at robust levels in 2016, around 14%. This demand growth is led by uses related to batteries, specifically batteries related to electric vehicles. In 2016, batteries accounted for almost 53% of the total lithium market, including electric cars. Introduction of new lithium supply was delayed in 2016, and only a minimal amount of new production was offered for sale.

Average prices in this business line increased significantly in 2016, with average prices reaching nearly US$10,400/MT, 80% higher than average prices of approximately US$5,800/MT in 2015. Our sales volumes in 2016 increased more than 28% compared to sales volumes in 2015.

Potassium

Potassium revenues decreased 6.3% to US$403.3 million in 2016 from US$430.6 million in 2015. Set forth below are sales volume data for the specified years:

(in Th. MT)	2016	2015	% Change
Potassium chloride and potassium sulfate	1,534.7	1,241.8	24%

The potassium chloride market experienced little change in global demand in 2016 compared to 2015.

However, market prices in 2016 were significantly lower than in 2015 due to slight demand growth and increased supply in the market. Our average price in this business line, including both potassium chloride and potassium sulfate, was US$263/MT in 2016, a decrease of 24.2% compared to the average price of US$347/MT in 2015.

This decline in our average price was partially offset by the increase in our sales volumes. Our sales volumes in this business line increased 24% in 2016 compared to 2015. This increase in sales volumes, in 2016, was attributable to lower sales volumes in 2015 due to production and shipping problems.

Industrial Chemicals

Industrial chemicals revenues increased 6.8% to US$104.1 million in 2016 from US$97.6 million in 2015. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2016	2014	% Change
Industrial chemicals	128.9	126.1	2%

Industrial chemicals demand for traditional applications decreased in 2016 compared to 2015, as did our sales volumes related to traditional uses due to increased sales of solar salts. Solar salt sales volumes in 2016 reached just over 57,000 metric tons, an increase of over 53% compared to 2015.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income decreased 0.1% to US$62.2 million in 2016 from US$62.3 million in 2015, due to lower prices in the fertilizer market.

Cost of Sales

Our overall cost of sales increased 12.0% to US$1,328.3 million in 2016, which represented 69% of revenues, from US$1,185.6 million in 2015, which represented 69% of revenues. The main factors that caused the increase in cost of sales and variations in different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 3.7% to US$478.1 million in 2016 from US$461.0 million in 2015, as a result of a product mix change. The average cost of sales in the specialty plant nutrition business line was US$568/MT in 2016, slightly higher than US$554/MT in 2015.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 3.7% to US$191.3 million in 2016 from US$184.6 million in 2015, as a result of increased sales volumes in 2016. The average cost of sales in the iodine and derivatives business line was US$19/kilogram in 2016, a decrease of almost 5% from US$20/kilogram in 2015. We believe we are the lowest cost producer of iodine. The vast majority of our production capacity comes from our most efficient plant in Nueva Victoria.

Lithium and Derivatives

Lithium and derivatives cost of sales increased 60.5% to US$175.6 million in 2016 from US$109.4 million in 2015, as result of increased sales volumes, higher lease payments to Corfo, and operating our production plant close to full capacity. The average cost of sales in the lithium and derivatives business line was US$3,536/MT in 2016, an increase of almost 25% from US$2,825/MT in 2015.

Potassium

Potassium cost of sales increased 18.4% to US$359.5 million in 2016 from US$303.6 million in 2015, as a result of increased sales volumes.] The average cost of sales in the potassium business line was US$234/MT in 2016, a decrease of almost 4% from US$245/MT in 2015.

Industrial Chemicals

Industrial chemicals cost of sales decreased 5.4% to US$67.4 million in 2016 from US$71.3 million in 2015, as a result of decreased sales of potassium nitrate for industrial use that has a higher average cost of sales. The average cost of sales in the industrial chemicals business line was US$523/MT in 2016, a decrease of almost 8% from US$565/MT in 2015. This decrease in cost was a result of a change in product mix.

Gross Profit

Gross profit increased 12.6% to US$611.0 million in 2016, which represented 31.5% of revenues, from US$542.7 million in 2015, which represented 31.4% of revenues. As discussed above, this increase is attributable to the increase in revenues as a result of higher sales volumes in all of our business lines, and significantly higher average prices in the lithium and derivatives business line, partially offset by the increase in cost of sales as a result of higher revenues, as costs as a percentage of sales did not change between 2016 and 2015.

Other Income

Other income decreased 3.7% to US$14.8 million in 2016, which represented 0.8% of revenues, from US$15.3 million in 2015, which represented 0.9% of revenues. As a percentage of revenues, other income remained very similar between 2016 and 2015.

Administrative Expenses

Administrative expenses increased 1.8% to US$88.4 million in 2016, which represented 4.6% of revenues, from US$86.8 million in 2015, which represented 5.0% of revenues. We were able to reduce our costs as a percentage of revenues through increased efficiencies.

Other Expenses

Other expenses decreased 15.7% to US$89.7 million in 2016, which represented 4.6% of revenues, from US$106.4 million in 2015, which represented 6.2% of revenues. This decrease was primarily attributable to a one-time charge of US$57.7 million in 2015, for impairment and severance indemnities related to the restructuring of our operations in Pedro de Valdivia.

Other Gains (Losses)

Other gains (losses) decreased to a gain of US$0.7 million in 2016, which represented 0.04% of revenues, from a gain of US$3.8 million in 2015, which represented 0.2% of revenues.

Finance Income

Finance income decreased 8.8% to US$10.5 million in 2016, which represented 0.5% of revenues, from US$11.6 million in 2015, which represented 0.7% of revenues, due to lower interest rates earned on our investments.

Finance Expenses

Finance expenses decreased 17.7% to US$57.5 million in 2016, which represented 3.0% of revenues, from US$69.9 million in 2015, which represented 4.0% of revenues, due to decreased levels of debt that we incurred at the end of 2016.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method increased 26.4% to US$13.0 million in 2016, which represented 0.7% of revenues, from US$10.3 million in 2015, which represented 0.6% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences decreased 104% to US$0.5 million in 2016, which represented 0.02% of revenues, from US$12.4 million in 2015, which represented 0.7% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We aim to mitigate this impact through an active hedging program. During 2016, the Chilean peso appreciated 6.0% against the U.S. dollar.

Profit Before Taxes

Profit before taxes increased by US$79.7 million, or 25.9%, to US$414.9 million in 2016 from US$308.3 million in 2015. This increase was primarily attributable to increase in revenues by US$211 million and a decrease in financial expenses by US$12.4 million, partially offset by an increase in cost of sales by US$142.7 million, each for the reasons described above.

Income Tax Expense

Income tax expenses increased 58.7% to US$133.0 million in 2016, representing an effective tax rate of 32.0%, compared to US$83.8 million in 2015, representing an effective tax rate of 27.2%. The Chilean corporate tax rate was 22.5% during 2015 and increased to 24.0% during 2016. The difference between the statutory and effective tax rates was due primarily to royalty taxes on income.

Profit for the Year

Profit for the year increased 25.6% to US$281.9 million in 2016 from US$224.5 million in 2015 primarily as a result of increased volumes in all business lines, and significantly higher prices in the lithium business line in 2016 compared to 2015.

Results of Operations – 2015 compared to 2014

Revenues

Revenues decreased 14.2% to US$1,728.3 million in 2015 from US$2,014.2 million in 2014.

The main factors causing the decrease in revenues and the variation in the costs of sales for the different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition revenues decreased 7.9% to US$652.3 million in 2015 from US$708.0 million in 2014. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2015	2014	% Change
Potassium nitrate and sodium potassium nitrate	493.6	531.6	(7)%
Specialty blends	203.9	228.0	(11)%
Other specialty plant nutrients (*)	108.4	102.5	6%
Sodium nitrate	26.0	15.8	65%

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

World demand in the lithium market continued to grow at robust levels in 2015, around 5%. This demand growth was led by uses related to batteries. In 2015, batteries accounted for almost 50% of the total lithium market, including electric cars. Introduction of new lithium supply was delayed in 2015, and only a minimal amount of new production was offered for sale.

Prices in this business line increased in 2015, with average prices reaching nearly US$5,800/MT, 10% higher than average prices of approximately US$5,200/MT in 2014. Our sales volumes in 2015 decreased more than 2.1% compared to sales volumes in 2014.

Potassium

Potassium revenues decreased 26.3% to US$430.6 million in 2015 from US$584.3 million in 2014. Set forth below are sales volume data for the specified years:

(in Th. MT)	2015	2014	% Change
Potassium chloride and potassium sulfate	1,241.8	1,556.2	(20)%

The potassium chloride market faced weaker global demand in 2015 when compared to 2014.

The main issue in this market was the significant decrease in prices over the last few quarters. In 2015, our average price in this business line, including both potassium chloride and potassium sulfate, was US$346/MT, a decrease of 7.7% compared to the average price of US$376/MT in 2014.

Our sales volumes in this business line decreased 20% in 2015 compared to 2014. This was a result of shipping and production delays during the first half of 2015.

Industrial Chemicals

Industrial chemicals revenues decreased 4.2% to US$97.6 million in 2015 from US$101.9 million in 2014. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2015	2014	% Change
Industrial chemicals	126.1	125.5	1%

Industrial chemicals demand for traditional applications remained relatively stable in 2015 when compared to 2014. Solar salt sales volumes in 2015 reached just over 37,000 metric tons, an increase of over 65% compared to 2014.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income decreased 19.9% to US$62.3 million in 2015 from US$77.7 million in 2014, due to lower prices in the fertilizer market. That was reflected in a 18.3% decrease of cost of sales to US$55.7 million in 2015 compared to US$68.2 million in 2014.

Cost of Sales

Our overall cost of sales decreased 17.2% to US$1,185.6 million in 2015, which represented 69% of revenues, from US$1,431.2 million in 2014, which represented 71% of revenues. Cost of sales decreased primarily as a result of lower production costs and the weaker Chilean peso. The main factors that caused the decrease in cost of sales and variations in different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition average cost of sales decreased 18.3% to US$461.0 million in 2015 from US$564.2 million in 2014.

Iodine and Derivatives

Iodine and derivatives cost of sales decreased 6.1% to US$184.5 million in 2015 from US$196.5 million in 2014. We believe we are the lowest cost producer of iodine. Following the restructuring of our iodine production facilities in 2015, the vast majority of our production capacity came from our most efficient plant in Nueva Victoria.

Lithium and Derivatives

Lithium and derivatives average cost of sales decreased 7.6% to US$109.4 million in 2015 from US$118.4 million in 2014.

Potassium

Potassium average cost of sales decreased 28.3% to US$303.6 million in 2015 from US$423.5 million in 2014. This change was related to the significant decrease in sales volumes reported in 2015 compared to 2014.

Industrial Chemicals

Industrial chemicals cost of sales increased 17.9% to US$71.3 million in 2015 from US$60.5 million in 2014.

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

Profit Before Taxes

Profit before taxes decreased by US$96.7 million, or 23.9%, to US$308.3 million in 2015 from US$405.0 million in 2014. This decrease was primarily attributable to decrease in revenues by US$285.9 million, an increase in other expenses by US$42.1 million and an increase in finance expenses of US$6.5 million, partially offset by a decrease in cost of sales by US$ 245.6 million, each for the reasons described above.

Income Tax Expense

Income tax expenses decreased 47.9% to US$83.8 million in 2015, representing an effective tax rate of 27.8%, compared to US$160.7 million in 2014, representing an effective tax rate of 39.7%. The higher effective tax rate in 2014 was primarily due to an increase of US$52.3 million in our deferred tax liabilities, as a result of the 2014 Chilean Tax Reform. The Chilean corporate tax rate was 21.0% during 2014 and increased to 22.5% during 2015. The difference between the statutory and effective tax rates was due primarily to royalty taxes on income.

Profit for the Year

Profit for the year decreased 8.1% to US$224.5 million in 2015 from US$244.3 million in 2014 primarily as a result of the foregoing factors and lower prices across multiple business lines compared to 2014.

5.B.    Liquidity and Capital Resources

As of December 31, 2016, we had US$798.8 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2016, we had US$267 million of unused uncommitted working capital credit lines.

Shareholders’ equity decreased to US$2,307.3 million as of December 31, 2016 from US$2,400.4 million as of December 31, 2015. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased to 0.83 as of December 31, 2016 from 0.93 as of December 31, 2015.

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

The table below shows our cash flows for 2016, 2015 and 2014:

(in millions of US$)	2016	2015	2014
Net cash from operating activities	640.1	427.3	591.0
Net cash used in financing activities	(816.4)	(180.3)	(388.0)
Net cash from (used in) investing activities	155.9	(69.8)	(311.4)
Effects of exchange rate fluctuations on cash and cash equivalents	7.8	(4.5)	(13.7)
Net increase (decrease) in cash and cash equivalents	(12.6)	172.7	(122.1)

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

The Board of Directors approved a capital expenditures plan for 2017 of approximately US$170 million in connection with investments to be made in Chile. The 2017 capital investment program is primarily focused on the maintenance of our production facilities. Our 2017 capital investment program does not call for any external financing. However, we always have the option to access capital markets in order to optimize our financial position. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. We paid dividends of US$398 million and US$123 million during 2016 and 2015, respectively. Our 2016 dividend policy, as disclosed at our 2016 annual general shareholders’ meeting, is to pay 50% of our net income, as calculated in our financial statements filed with the SVS for each fiscal year, in dividends. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year. On March 22, 2016, the Company’s Board of Directors agreed to recommend that, subject to the approval of SQM’s shareholders at the next Annual General Shareholders’ Meeting on April 26, 2016, the Company distribute and pay a final dividend, totaling 50% of the Company’s 2015 net income. In addition, on March 22, 2016, the Board of Directors agreed to partially modify the current “dividend policy in effect to add a special dividend (dividendo eventual) of US$150 million. This dividend payment was presented for consideration at the Annual General Shareholders’ Meeting held on April 26, 2016 and was charged to SQM’s retained earnings.

On November 23, 2016, the Board of Directors, with a divided vote, agreed: (i) to pay and distribute on December 20, 2016 a provisional dividend of US$225 million, equivalent to US$0.85487 per share, to be charged against the 2016 net income, (ii) to change the Dividend Policy for the 2016 business year as discussed at the Annual General Shareholders’ Meeting held on April 26, 2016, (iii) that no further provisional dividend would be charged against the 2016 net income and (iv) that the remaining amount of net income for the 2016 business year, if any, would be withheld and used to finance the Company’s operations or one or more of the Company’s investment projects and to fund all or part of any possible future expenditures, without prejudice.

On April 11, 2017, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2016 net income. This definitive dividend payment will be presented for consideration at the Annual General Shareholders’ Meeting held on April 28, 2017. Therefore, and subject to the approval at the Shareholders’ meeting, the Company shall pay a final dividend of US$1.05735 per share, the amount of US$0.85487 per share must be deducted from the final dividend, which was already paid as a provisional dividend on December 20, 2016. The balance, in the amount of US$0.20248 per share, shall be paid and distributed to Company’s shareholders, pending shareholders’ approval, on May 11, 2017.

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, increased to 4.02 as of December 31, 2016 from 3.84 as of December 31, 2015. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2016.

Debt Instrument(1)(2)	Interest Rate	Issue Date	Maturity Date	Amortization
5.50% Notes due 2020 — US$250 million	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$300 million	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.375% Notes due 2025 — US$250 million	4.38%	Oct. 28, 2014	Jan. 28, 2025	Bullet
Series C Bond — UF 1.5 million	4.00%	Dec. 01, 2005	Dec. 01, 2026	Semiannual, beginning in 2007
Series H Bond — UF 4 million.	4.90%	Jan. 05, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	3.80%	Feb. 01, 2012	Feb. 01, 2033	Bullet

(1)	UF- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

(2)	Some floating rate bilateral loans are currently hedged to fixed rate loans using interest rate swaps.

As of December 31, 2016, we had total financial debt of US$1,215 million compared to US$1,616 million as of December 31, 2015. Considering the effects of financial derivatives, our total financial debt amounted to US$1,273 million as of December 31, 2016 and US$1,692 million as of December 31, 2015. Of the total debt as of December 31, 2016, US$179 million was short-term debt. All of our UF local bonds were hedged with cross-currency swaps to the U.S. dollar as of December 31, 2016.

As of December 31, 2016, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, (ii) minimum net worth requirements, (iii) limitations on net financial debt to EBITDA, (iv) limitations on interest indebtedness of operating subsidiaries and (v) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions as of December 31, 2016.

The following table shows the maturities of our long-term debt by year as of December 31, 2016 (in millions of US dollars):

Maturity(1)	Amount
2017	145.7
2018	5.9
2019	13.1
2020	270.2
2021 and thereafter	780.4
Total	1,215.3

(1) Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2016 not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2016, a market value of US$400 million against SQM.

Environmental and Occupational Safety and Health Projects

We spent US$9.3 million on environmental, safety and health projects in 2016. We have budgeted approximately US$9.7 million in 2017 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

Our research and development policy emphasizes the following: (i) optimizing current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications, (iii) adding value to inventories and (iv) using renewable energy in our processes.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

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

For the years ended December 31, 2016, 2015 and 2014, we invested US$11.0 million, US$4.4 million and US$7.4 million, respectively, in research and development activities.

5.D.    Trend Information

Our revenues increased 12.2% to US$1,939.3 million in 2016 from US$1,728.3 million in 2015. Gross profit increased 12.6% to US$611.0 million in 2016, which represented 31.5% of revenues, from US$542.7 million in 2015, which represented 31.4% of revenues. Profit attributable to controlling interests increased 26.3% to US$278.3 million in 2016 from US$220.4 million in 2015.

Our sales volumes in the specialty plant nutrition business line increased 1.1% in 2016 compared to 2015, while average prices decreased by 5.4%. As a result, our revenues in this business line decreased by 4.4%. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our recent strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. Average prices in this business line were slightly lower in 2016, and we expect average prices to be lower in 2017.

Our sales volumes in the iodine business line increased 9.0% in 2016. However, the continued downward pressure on prices throughout the year led to a decrease of nearly 12% in our revenues for this business line. Average prices decreased more than 19% in 2016, but we have seen the prices stabilize in recent months and we are cautiously optimistic that prices may not deteriorate more during 2017. However, as the lowest cost producer in Chile, we believe that we are well positioned to face the challenging pricing environment. We expect that our sales volumes will increase as we continue to work to regain some of our market share. According to our estimates, the worldwide iodine market grew approximately 3% during 2016. We believe that market demand reached approximately 33,500 metric tons, of which SQM had a market share of approximately 29%. We expect worldwide demand to grow around 2% in 2017.

Our sales volumes in the lithium business line increased by 28.3% in 2016 compared to 2015. The average price of lithium carbonate increased 76.1% in 2016, and the average price of lithium hydroxide increased 67.0%. This upward trend in pricing exceeded our expectations and together with higher sales volumes, impacted our 2016 revenues. According to our estimates, worldwide demand for lithium grew approximately 14% in 2016, driven primarily by growth in the rechargeable battery market. We estimate that our market share for 2016 was approximately 27%. However, we expect reduced growth in worldwide demand in 2017, around 10%, as we expect that other lithium producers will add new supplies during the second half of 2017. We expect our sales volumes for lithium, in 2017, to be similar to those observed in 2016. However, we expect our product mix to shift, leading to higher lithium hydroxide sales volumes in 2017.

Our sales volumes in the potassium business line increased by 23.6% in 2016 compared to 2015, but average prices were 24.2% lower. These increased sales volumes in 2016 when compared to 2015, allowed us to return to the sales volumes we saw in 2014. We believe that we could see a decrease in potassium chloride production during 2017, and potassium chloride sales volumes could decrease in the future. The lower prices reflected the weaker global demand for potassium chloride in 2016. We expect average prices for this business line to be lower in 2017 than in 2016, although we anticipate that 2017 global potash market may increase by an additional 2 million tons.

Our sales volumes in the industrial chemicals product line increased 2.3% in 2016 compared to 2015. Although sales of industrial nitrates for traditional applications decreased, sales volumes of solar salts increased. We remain confident in the long-term prospects in the solar thermal energy storage market, and we expect annual sales volumes for 2017, 2018 and 2019 to be higher than sales volumes for 2016.

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

5.F.    Tabular Disclosure of Contractual Obligations

The following tables show our material expected obligations and commitments as of December 31, 2016:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial liabilities (1)	1,550,290	196,840	261,806	217,740	873,910
Operating leases	35,643	2,546	5,092	5,092	22,913
Purchase commitments (2)	19,959	19,959	-	-	-
Staff severance indemnities	22,532	-	-	-	22,532
Total contractual obligations and commitments	78,134	22,505	5,092	5,092	45,445

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	Years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial liabilities	1,550,290	196,840	261,806	217,740	873,910
Operating leases	35,643	2,546	5,092	5,092	22,913
Purchase commitments (2)	19,959	19,959	-	-	-
Staff severance indemnities	22,532	-	-	-	22,532
Total contractual obligations and commitments	1,628,424	219,345	266,898	222,832	919,355

(1) Interest was calculated based on the contractual agreements and considering the effect of hedging financial instruments

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

The current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 26, 2016. On this date, the current Board Members were elected, and between January 1, 2016 and April 26, 2016 Juan Anotnio Guzmán, Wolf von Appen and Hernán Büchi served as Board Members. On March 22, 2017, Julio Rebolledo D. informed the Board of Directors that he had decided to resign from his position as director of SQM effective April 27, 2017. As a result of his resignation, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 28, 2017.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Eugenio Ponce L.

Chairman of the Board and Director. Mr. Ponce earned a mechanical engineering degree from the Universidad Católica de Valparaiso. In 1981, he joined SQM as Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. Between 2000 and 2016, he was Senior Commercial Vice President. He was also a member of the Board of IANSA. Currently, Mr. Ponce is a member of the Board of Soquimich Comercial. In April 2016, he was elected to the Board of SQM, and in May 2016, he was nominated as Chairman of the Board. He is the brother of Julio Ponce L.

April 2016

Edward J. Waitzer

Vice Chairman of the Board and Director. Mr. Waitzer was Chair of Stikeman Elliott LLP, a leading Canadian law firm, from 1999 to 2006 and remains a senior partner whose practice focuses on complex business transactions.  He also advises on a range of public policy and governance matters.  He is a professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance and is director of the Hennick Centre for Business and Law at Osgoode Hall and the Schulich School of Business at York University.  Mr. Waitzer served from 1993 to 1996 as Chair of the Ontario Securities Commission and of the Technical Committee of the International Organization of Securities Commissions and as Vice-President of the Toronto Stock Exchange until 1981. He was Chair of the Liquor Control Board of Ontario from 2013 to 2016. He has written and spoken extensively on a variety of legal and public policy issues and serves or has served as director of a number of corporations, foundations, community organizations, editorial boards and advisory groups. He earned his LL.B. in 1976 and his LL.M. in 1981 from the Faculty of Law, University of Toronto. Mr. Waitzer was called to the Ontario Bar in 1978 and admitted to the New York Bar in 1985.

April 2015

Joanne L. Boyes

Director. Ms. Boyes is Vice President, Treasury, Risk & Corporate Reporting of PotashCorp. She has been with PotashCorp since 2004 and is responsible for PotashCorp’s enterprise risk management and corporate-wide insurance program, global external financial and integrated reporting, and complex accounting. Prior to this, she was responsible for treasury, internal control compliance and aspects of internal audit. She is a regular management participant on PotashCorp´s Audit Committee.

April 2015

Name	Position and relevant experience	Current position held since
Gonzalo Guerrero Y.(1)	Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute board member of Integramédica S.A for seven years and was Director of Inversiones Oro Blanco S.A and VNT S.A. (Vantrust Capital Asset Management) until April 2016. Currently, he is an executive board member of Guerrero and Associates, and a board member of Asfaltos Chilenos S.A., Sanasalud S.A. and Club Deportivo Palestino SADP.	April 2016

Robert A. Kirkpatrick	Director. Mr. Kirkpatrick is Vice President, Deputy General Counsel and Assistant Corporate Secretary of PotashCorp. He has been with PotashCorp since 1994 and is responsible for securities regulatory compliance and advising on corporate finance and development matters. He is a regular management participant on PotashCorp’s Corporate Governance and Nominating Committee.	April 2015

Hans Dieter Linneberg A.

Director. Mr. Linneberg earned an economics degree from the Universidad de Chile and a Master of Arts and a Ph.D.(C) from the Université Catholique Louvain in Belgium. Currently, he is Director of the Corporate Governance and Capital Markets Department at the Business School of the Universidad de Chile where he is also a faculty member, lecturing on corporate governance and international finance.

April 2015

Arnfinn F. Prugger

Director. Dr. Prugger is Vice President, Technical Services of PotashCorp. He has been with the company for over 25 years and has a wide range of senior–level experience in mining and applied geophysics.

April 2015

Julio Rebolledo D. (2)	Director. Mr. Rebolledo is member of SQM’s Directors’ Committee, an adjunct faculty member at Pontificia Universidad Católica de Chile and a Senior Consultant at FEN-Business Center at the Universidad de Chile. From 2000 to 2011, he was a finance lecturer at the Universidad de Chile and the University of Bath in the U.K., and a visiting researcher scholar at Chilean Central Bank. In 2008, he received the Presidente de la Republica grant for his doctoral studies at the University of Bath where he was awarded a research teaching associate position for his research in economic forecasting.	April 2016

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Patricio de Solminihac T.

Chief Executive Officer. Mr. de Solminihac earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Master of Business Administration from the University of Chicago. In 1988, he joined SQM as Business Development Vice President. Currently, he is a member of the Board of Directors of Melon S.A.

March 2015

Ricardo Ramos R.

Chief Financial Officer and Vice President of Corporate Services. Mr. Ramos earned an industrial engineering degree from the Pontificia Universidad Católica de Chile. In 1989, he joined SQM as Finance Advisor. In 1991, he took a position in the Sales Department where he was in charge of operations and sales coordination. In 1994, Mr. Ramos returned to the Finance Department as CFO. Mr. Ramos is also a member of the Board of Directors of Soquimich Comercial S.A.

May 2016

Gonzalo Aguirre T.	General Counsel. Mr. Aguirre studied law at the Universidad Católica de Chile and earned a Master of Laws (LL.M) degree from Georgetown University Law Center. He joined SQM in April 2016 and has served as Legal Vice President since September of the same year. Prior to joining SQM, he worked at SunEdison as Head of Legal for Latin America and at AES Gener, where he served as a counsel on corporate and project matters. Prior to his in-house practice, he worked for Carey, Paul Hastings LLP (as an international legal consultant) and Vial and Palma, where his practice focused on corporate and financial matters. He is admitted to practice in Chile and in Washington, D.C., as a special legal consultant.	September 2016

Name	Position and relevant experience	Current position held since
Pablo Altimiras C.	Vice President of Development and Planning. Mr. Altimiras is earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Development and Planning.	May 2016

Juan Carlos Barrera P. (3)

Vice President of Operations, Potassium and Lithium. Mr. Barrera earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Master of Business Administration from Tulane University and Universidad de Chile.  From 1991 to 1994, he served in various roles at SQM, including as Advisor in the Business Development area. In 1995, he was Business Development Manager of SQM Nitratos S.A. Thereafter, he was Corporate Quality Manager in 1999, Corporate Supply Chain Vice President in 2000 and General Manager of Soquimich Comercial S.A. in 2006.

January 2007

Jose Miguel Berguño C. (4)

Vice President of Human Resources and Performance. Mr. Berguño earned an engineering degree and Master of Business Administration from the Universidad Católica de Chile. In 1998, he joined SQM as Planning Engineer. In 2001, he served as Supply Chain Manager, and in 2006 he was Human Resources Manager. From 2010 to 2011, he was the National Director of Science under the Minister of Labor. In 2012, he was Human Resources Manager for Vitamina Work Life. In 2013, he resumed his role as Supply Chain Manager at SQM, and in 2016 took on the position of Vice President of Human Resources and Performance.

May 2016

Frank Biot

Vice President of Sales, Potassium and Nitrate. Frank Biot earned a Master in Applied Economics from the University of Antwerp in Belgium and a Master of Business Administration from the Catholic University of Leuven. In 1984, he joined Nitrate Corporation of Chile Ltd. established in London. In 1991, he was promoted to President of SQM Europe at SQM’s regional headquarters for Europe, Africa, Asia and Oceania. In 2000, he assumed the position of Commercial Vice President Specialty Plant Nutrition.

May 2016

Name	Position and relevant experience	Current position held since
Pauline De Vidts S. (5)

Vice President of Public Affairs and Sustainability. Mrs. De Vidts earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Ph.D. in chemical engineering from Texas A&M University. In 1996, she joined SQM to work in process development for the Salar de Atacama Operations. In 1998, she was Development Manager. In 2001, she was Corporate R&D and thereafter Environmental Issues Vice President. Since 2005, she has overseen safety, health, environmental and community issues, and in 2011, she also began overseeing corporate communications and public affairs for SQM. In 2016, she assumed the role of Vice President of Public Affairs and Sustainability.

May 2016

Carlos Díaz O.

Vice President of Operations, Nitrates and Iodine. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division. He was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices. In 2006, he became our Logistics Manager.

October 2012

Gerardo Illanes G. (6)	Vice President of Finance. Mr. Illanes earned an engineering degree from the Universidad Católica de Chile and a Master of Business Administration from Emory University's Goizueta Business School. In 2006, he joined SQM and has served in several positions within the finance area in Santiago, Chile and in subsidiaries around the world. Mr. Illanes is also a member of the Board of Soquimich Comercial. In May 2016, he became Vice President of Finance	May 2016

Name	Position and relevant experience	Current position held since
Daniel Jiménez Sch.

Vice President of Sales Iodine, Lithium and Industrial Chemicals. Mr. Jiménez earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Master of Business Administration from Old Dominion University. In 1991, he joined SQM and has served in several positions within the finance and sales areas at SQM’s headquarters and foreign subsidiaries in the United States and Belgium for eight years.  In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals. In 2007, he became Senior VP of Human Resources and Corporate Services. In 2016, he became VP of Sales of Iodine, Lithium and Industrial Chemicals. Mr. Jiménez is also a member of the Board of Directors of Soquimich Comercial S.A.

May 2016

Raul Puerto M.

Internal Audit Manager. He earned a Master of Business Administration from the University of Chile and Tulane University and an industrial engineering degree from the Pontificia Universidad Javeriana de Colombia. Mr. Puerto has 18 years of experience in auditing, risk management, internal control, and compliance, having worked in several multinational companies in Chile and Latin America.

January 2016

Andrés Yaksic B.	Risk Management and Compliance Officer. Mr. Yaksic is earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 2008, he joined SQM as a Strategic Marketing Engineer. He was promoted to Strategic Marketing Manager the following year. In 2012 and 2013, he was Development Manager for New Lithium Projects and in November 2013 worked as the Finance Manager for the Commercial Offices.	October 2015

(1)	As of December 31, 2016, Mr. Guerrero beneficially owned 1,353 of SQM´s shares.
(2)	On March 22, 2017, Julio Rebolledo D. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 27, 2017.
(3)	As of December 31, 2016, Mr. Barrera beneficially owned 224 of SQM’s shares.
(4)	As of December 31, 2016, Mr. Berguño beneficially owned 380 of SQM’s shares.
(5)	On April 11, 2017, as a result of a Company reorganization, Pauline de Vidts left her position as Vice President of Public Affairs and Sustainability at SQM.
(6)	As of December 31, 2016, Mr. Illanes beneficially owned 800 of SQM’s shares.

6.B.     Compensation

At the Ordinary Shareholders’ Meeting held on April 26, 2016, shareholders did not vote to maintain the Ad-Hoc Committee created at the Ordinary Shareholders’ Meeting held on April 24, 2015. The compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee was approved during the Ordinary Shareholders’ Meeting held on April 26, 2016.

During 2016, directors were paid a monthly fee, which was independent of attendance and the number of Board sessions. For the Chairman, the fee amounted to UF 300 per month. For the remaining seven directors, the fee amounted to UF 200. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2016, the Chairman received the equivalent of 0.135% of 2015 profit and each of the remaining seven directors received the equivalent of 0.06% of 2015 profit.

In addition, during 2016, members of the Directors’ Committee were paid UF 75 per month, regardless of the number of sessions held by the Directors’ Committee. In addition, the members of the Directors’ Committee received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2016, members of the Directors’ Committee each received an amount equal to 0.02% of 2015 profit. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

During 2016, the members of the Safety, Health and Environmental Committee received UF 50 per month, regardless of the number of sessions held. During 2016, the members of the ad-hoc Committee received UF 50 per month for the period between January and April, regardless of the number of sessions held. During 2016, the members of the Corporate Governance Committee received UF 50 per month, regardless of the number of sessions held.

During 2016, the compensation paid to each of our directors who served on the Board during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (CH$)	SQM Directors' Committee (CH$)	SQM Health, Safety and Environment Committee (CH$)	Corporate Governance Committee (CH$)	Ad-Hoc Committee (CH$)	SQMC Board Meeting (CH$)	Total (CH$)
Joanne L. Boyes	121,519,416	-	9,008,878	-	-	-	130,528,294
Hernán Büchi B.	106,096,980	36,224,761	-	-	-	-	142,321,741
Gonzalo Guerrero Y.	41,908,638	-	10,477,162	-	-	-	52,385,800
Juan Antonio Gúzman M.	230,946,965	-	-	-	-	-	230,946,965
Robert A. Kirkpatrick	121,519,416	-	-	9,008,878	7,709,225	-	138,237,519
Hans Dieter Linneberg A.	153,131,436	53,862,684	-	16,911,885	-	-	223,906,005
Luis Eugenio Ponce Lerou	62,862,957	-	-	-	-	9,378,257	72,241,214
Arnfinn F. Prugger	121,519,416	-	9,008,878	-	-	-	130,528,294
Julio Cesar Rebolledo D.	36,639,042	13,739,642	-	-	-	-	50,378,684
Wolf Von Appen B.	116,342,480	-	7,714,644	-	7,714,644	-	131,771,768
Edward J. Waitzer	152,959,848	53,801,338	-	16,868,988	7,709,225	-	231,339,399
Total	1,265,446,594	157,628,425	36,209,562	42,789,751	23,133,094	9,378,257	1,534,585,683

For the year ended December 31, 2016, the aggregate compensation paid to our 105 principal executives based in Chile was Ch$13,683 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees based on individual performance, company performance and short and long-term indicators. We provide executives with an annual and a long-term bonus plan payable in the first quarter of 2021 or the date of the employee´s resignation, taking into account achievement of targets and individual contribution to the Company’s operating results. These incentives are based on the following variables: a) Short term (annual): the Company’s operating results and safety indices; and b) Long term: the Company’s after-tax return on equity. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

As of December 31, 2016, we had a provision related to all of the incentive programs in an aggregate of US$20.2 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C.      Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2019. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the previous Annual Ordinary Shareholders’ Meeting held on April 26, 2016.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2016, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. This Directors’ Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

Since April 26, 2016, our Directors’ Committee has been comprised of three Directors Hans Dieter Linneberg A., Julio Rebolledo D., and Edward J. Waitzer, each of whom meets the NYSE independence and Chilean independence requirements for audit committee members.

Between January 1, 2016 and April 26, 2016, our Directors’ Committee was comprised of three Directors: Mr. Waitzer, Mr. Hernán Büchi B., and Mr. Linneberg. Each of the three members met the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Linneberg and Mr. Waitzer met the requirements for independence. On March 22, 2016, Mr. Büchi informed the Board of Directors that he had decided to resign from his position as director of SQM effective April 25, 2016.

During 2016, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act; (viii) the report on internal control of the Company and (ix) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2016.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2016 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2016 business year.

(b)	Examined, at its Meeting No. 111 on November 7, 2016, the resolution of four broker agreements in Japan and other Asian countries with the Japanese company Kowa Co., Ltd. (“Kowa”). Kowa is a related party of the Company based on a Joint Operation Agreement with Sociedad de Inversiones Pampa Calichera S.A. The Directors’ Committee of the Company approved such contracts. In its Meeting No. 729 on November 7, 2016, the Board of Directors was informed in a timely manner of such approval by the Directors’ Committee and, in turn, also confirmed that such contracts were on terms, prices and other conditions similar to those prevailing in the respective markets at the pertinent time and approved, by the unanimous vote of directors present at the meeting, the execution of such agreements.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(d)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No. 18,046.

On April 26, 2016, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the annual remuneration of the members of the Committee. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting. During 2016 the Committee incurred expenses of approximately US$65,000 for advisory services.

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
(ii) an annual performance evaluation of the committee.

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee (see Board practices above) that is in charge of reviewing management’s compensation.

303A.06	Listed companies must have an audit committee.	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee that performs the functions of an audit committee and that complies with the requirements of the NYSE corporate governance rules.

303A.07	The audit committee must have a minimum of three members. All audit committee members must satisfy requirements of independence, and the committee must have a written charter. The listed companies must have an internal audit function to provide management with ongoing assistance of the Company’s risk management process and the system of internal controls	Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’s Committee (see Board practices above) that also performs the functions of an audit committee with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto.	SQM does not have equity compensation plans. However, as mentioned in Item 6.B. Compensation, the Company does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Chilean law does not require that corporate governance guidelines be adopted. Directors’ responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors’ compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	Not required in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the Company’s website, www.sqm.com.

303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.	Pursuant to 303A.11, this table shows a comparative summary of differences in corporate governance practices followed by SQM under Chilean regulations and those applicable to U.S. domestic issuers pursuant to Section 303A.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
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

6.D.      Employees

As of December 31, 2016, we had 4,751 permanent employees, 216 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.2 years.

	As of December 31,
	2016	2015	2014
Employees in Chile	4,535	4,048	4,610
Employees outside of Chile	216	202	190
Total employees	4,751	4,250	4,800

As of December 31, 2016, 65% of our permanent employees in Chile were represented by 22 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships and additional health, death and disability benefits, among others.

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

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Pension Fund Administrator (“Sociedad Administradora de Fondos de Pensiones”). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We do, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, or resignation.

Over 95% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2016. As in previous years, during 2016, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. During 2017, we expect to renegotiate collective labor contracts with three unions. Collective labor contracts with 16 unions, representing 80% of unionized workers, will expire in 2019. Collective labor contracts with three unions, representing 20% of unionized workers, will expire in 2020. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E.      Share Ownership

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the shareholdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of April 20, 2017 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the SVS and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	% total shares
The Bank of New York	—	—	56,451,520	46.90%	21.45%
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Ltda.(3)	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(2)	18,179,147	12.73%	—	—	6.91%
Inversiones PCS Chile Limitada.(3)	15,526,000	10.87%	1,600,000	1.33%	6.51%
Banco de Chile por Cuenta de Terceros No Residentes	—	—	8,714,235	7.24%	3.31%
Inversiones Global Mining Chile Ltda.(2)	8,798,539	6.16%	—	—	3.34%

(1)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(2)	As of April 20, 2017, SQM had a “controlling group,” as such term is defined in Title XV of Chilean Law No. 18,045. SQM has been informed that, as of April 20, 2017, Mr. Julio Ponce Lerou, who is the brother of Eugenio Ponce L., and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.97% of all shares of SQM (consisting of 71,871,838 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Pampa Calichera, which controls 19.72% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), control 29.97% of SQM.

As of April 20, 2017, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and La Esperanza Delaware Corporation (together, the “Kowa Group”) are owners of 2.11% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of “controlling group” of the Company. The aforementioned Joint Operation Agreement refers to a filing made with the SVS that was filed by Sociedad de Inversiones Pampa Calichera S.A. on December 21, 2006.

The following table shows the combined stakes that the Controller Group held in SQM as of the dates specified:

% Beneficial ownership
April 20, 2017	32.08%
December 31, 2016	32.08%
December 31, 2015	32.08%
December 31, 2014	32.03%

Separately from any ownership interest held by the Controller Group, as of April 20, 2017, SQM has been informed that PCS indirectly controls 100% of the shares of Inversiones El Boldo Limitada, 100% of the shares of Inversiones RAC Chile Limitada and 100% of the shares of Inversiones PCS Chile Limitada. Through these companies, PCS owns 32.00% of the total shares of SQM.

(3)	As of April 20, 2016, PCS owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile Ltda., and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887, or 32.00%, of SQM’s total shares. The stake held by PCS as of December 31, 2015 and 2014 was, respectively, 32.00% and 32.00% of SQM’s total shares.

On December 21, 2006, Pampa Calichera and Kowa executed a joint performance agreement that allows them to become the “controller group” of the Company, as such term is defined under Chilean law. We have been informed that, as of April 15, 2017, Mr. Julio Ponce L. and related persons beneficially owned, through Pampa Calichera and certain other companies, 29.97% of the shares of the Company. As of April 20, 2017, Kowa Group owned, directly and indirectly, 2.11% of the shares of the Company. As of April 20, 2017, pursuant to the joint performance agreement, the “controller group” led by Mr. Julio Ponce L. beneficially owned 32.08% of the total shares of the Company.

On April 17, 2017, certain entities owned by the Pampa Group, the Kowa Group and PCS, which collectively own 61.92% of the total outstanding shares of SQM, entered into a letter agreement with respect to certain corporate governance matters of SQM (the “Corporate Governance Agreement”). The full text of the Corporate Governance Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

The Company believes that approximately 51.33% of its Series A shares and 20.19% of its Series B shares were beneficially held in Chile as of April 20, 2017. Approximately 1,231 record holders were in Chile as of April 20, 2017.

Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B common shares cannot exceed 50% of SQM’s issued and outstanding stock; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of April 20, 2017, there are 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2016, 2015 and 2014:

Th. US$	2016	2015	2014
Foreign sales	1,776,845	1,539,740	1,786,953
Total sales	1,939,323	1,728,332	2,014,214

Foreign sales %	91.6%	89.1%	88.7%

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

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The Company has not paid any indemnities to the former CEO, and the lawsuit is pending in the Chilean courts. The Company estimates that no provision is needed at this stage. On March 27, 2017, the Company reached an agreement with Mr. Contesse to terminate the labor lawsuit Mr. Contesse filed against the Company. The amount included in the agreement was provisioned for in the financial statements as of December 31, 2016.

During 2015, the ad-hoc Committee that was established in February 2015, conducted an investigation into whether the Company faced possible liability under the U.S. Foreign Corrupt Practices Act. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the SEC and the DOJ).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalites were reflected in the 2016 financial statements.

In Chile, the authorities’ review of the questioned payments is ongoing. We are unable to predict the duration, scope, or results of this review, or how it may affect our business, financial condition, cash flows, results of operations and the prices of our securities. There can be no assurance that the authorities will agree with the conclusions of the ad-hoc Committee or that the authorities will not conclude that a violation of applicable law has occurred. There can be no assurance that authorities in Chile or the U.S. will not undertake a broader investigation or seek to commence additional litigation against the Company.

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. Chilean authorities could impose a range of sanctions, including the sanctions discussed above under Law No. 20,393.

Class Actions

Since October 2015, a consolidated class action lawsuit has been pending against the Company in federal district court in the United States, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above.  The complaint alleges that certain statements made by the Company between June 30, 2010 and June 18, 2015, principally in the Company’s SEC filings and press releases, were materially false and/or misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder.  Specifically, the complaint challenges certain of the Company’s statements concerning its compliance with applicable laws and regulations; the effectiveness of its internal controls; its adoption of a code of ethics consistent with SEC requirements; its revenues and taxes owed; and its compliance with applicable accounting standards.  The complaint also alleges that the Company made inadequate disclosures concerning the status of the Corfo litigation described below.  The lead plaintiff seeks to represent a putative class consisting of all persons who purchased SQM ADSs between June 30, 2010 and June 18, 2015, and seeks damages of an undetermined amount to recover the economic losses allegedly suffered by the class as a result of the challenged statements.

On March 30, 2016, the Company filed a motion to dismiss the complaint under the doctrine of forum non conveniens or, alternatively, pursuant to Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure for failure to state a claim under Section 10(b) of the Exchange Act.  Briefing on that motion to dismiss was completed on June 29, 2016.  On March 28, 2017, the district court issued an opinion and order denying in part and granting in part the motion to dismiss.  The district court denied the motion to dismiss under the doctrine of forum non conveniens; denied the motion to dismiss for failure to state a claim with respect to the statements concerning legal compliance, internal controls, and financial reporting and accounting; and granted the motion to dismiss for failure to state a claim with respect to the statements concerning the Company’s code of ethics and the status of the Corfo litigation.

Corfo Litigation

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to the Lease Agreement. The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2016, revenue related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

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

In August 2016, Corfo requested a second arbitration proceeding, demanding (i) the early termination of the Project Contract signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Contract. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit. The Company believes there is insufficient evidence to demonstrate that the Project Contract has been breached. However, there can be no assurance that the Company will prevail against Corfo or that other legal actions will not be taken by Corfo against the Company’s interests.

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

At the Annual Shareholders’ Meeting held on April 26, 2016, shareholders agreed to pay and distribute a dividend equal to 50% of the distributable income for 2015 (to be determined in accordance with SVS regulations). The cash dividends for 2015 have been calculated and approved by shareholders based on the profit attributable to owners of the parent as presented in the Chilean statutory consolidated financial statements, of US$213.2 million. The amount of the final dividend approved by shareholders at the Annual Shareholders’ Meeting held on April 26, 2016 was US$0.40496 per share. This amount was partially paid on December 10, 2015, through an interim dividend of US$0.31915 per share. The remaining US$0.08581 was paid on May 6, 2016. Additionally, the shareholders approved the distribution and payment of a special dividend (“dividendo eventual”) of US$150 million, equivalent to US$0.56992 per share, to be charged to the Company’s retained earnings, and also paid on May 6, 2016.

The dividend policy for 2016 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2016. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent” (determined in accordance with SVS regulations).

On November 23, 2016, with a divided vote, the Board of Directors agreed: (i) to pay and distribute on December 20, 2016 a provisional dividend of US$225 million, equivalent to US$0.85487 per share, to be charged against the 2016 net income, (ii) to change the Dividend Policy for the 2016 business year, as discussed at the Annual General Shareholders’ Meeting held on April 26, 2016, (iii) that no further provisional dividend would be charged against the 2016 net income and iv) that the remaining amount of net income for the 2016 business year, if any, would be withheld and used to finance of the Company’s operations or one or more of the Company’s investment projects and to fund all or part of any possible future expenditures, without prejudice.

On April 11, 2017, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2016 net income. This definitive dividend payment will be presented for consideration at the Annual General Shareholders’ Meeting held on April 28, 2017. Therefore, and subject to the approval at the Shareholders’ meeting, the Company shall pay a final dividend of US$1.05735 per share, the amount of US$0.85487 per share must be deducted from the final dividend, which was already paid as a provisional dividend on December 20, 2016. The balance, in the amount of US$0.20248 per share, shall be paid and distributed to Company’s shareholders, pending shareholders’ approval, on May 11, 2017.

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

The dividend policy for 2017 will be announced at the Annual Shareholders’ Meeting held on April 28, 2017.

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

Dividends		Per Share	Per ADS
Declared for the business year	Paid in	Ch$	US$

2010 (interim)	2010	198.90	0.41794
2010	2011	142.40	0.30798
2011 (interim)	2011	376.99	0.73329
2011	2012	147.66	0.30350
2012(interim)	2012	456.93	0.94986
2012	2013	134.56	0.28337
2013 (interim)	2013	401.60	0.75609
2013	2014	73.48	0.13129
n/a (eventual)	2014	479.51	0.87387
2014 (interim)	2014	253.80	0.41493
2014	2015	91.55	0.14811
2015 (interim)	2015	224.51	0.31915
2015	2016	57.35	0.08581
n/a (eventual)	2016	380.91	0.56992
2016 (interim)	2016	555.15	0.85487

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

(a)         Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
2012	30,100	26,000	30,700	26,000	65.31	50.41
2013	27,350	15,500	27,900	11,956	59.06	22.50
2014	19,071	15,245	19,594	12,883	36.25	21.52
2015	19,450	12,000	16,400	8,400	26.40	12.65
2016	21,500	15,000	20,950	10,680	32.32	14.90

(b)	2015 to 2017 by quarter

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$

2015
First quarter	16,300	15,000	16,400	10,100	26.4	15.02
Second quarter	16,500	15,899	13,704	10,055	22.74	15.51
Third quarter	17,500	12,000	12,050	8,400	17.57	12.65
Fourth quarter	19,450	14,510	14,288	10,100	20.06	14.55

2016
First quarter	18,250	15,000	14,500	10,680	21.28	14.9
Second quarter	18,500	16,500	16,780	13,214	24.99	19.46
Third quarter	18,500	18,399	18,995	15,751	28.26	24.18
Fourth quarter	21,500	16,801	20,950	17,664	32.32	26.28

2017
First quarter	23,500	21,000	22.970	19,100	34.84	28.58

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
October 2016	21,300	16,801	19,650	17,664	30.06	26.28
November 2016	20,900	20,400	19,300	17,766	29.67	26.47
December 2016	21,500	18,000	20,950	17,750	32.32	26.68
January 2017	22,130	21,000	22,700	19,100	34.84	28.58
February 2017	23,500	21,100	22,200	20,089	34.57	30.82
March 2017	23,500	23,104	22,970	20,412	34.67	31.48

(1)Pesos per share of Common Stock reflect nominal price at trade date.

(2)Series B shares began trading on the New York Stock Exchange on September 20, 1993.

As of April 20, 2017, there were 56.451.520 Series B ADSs outstanding. As of April 20, 2017, such ADSs represented approximately 21.45% of the total number of issued and outstanding shares of our Company.

9.B       Plan Of Distribution

Not Applicable.

9.C      Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of April 20, 2017, the Series B shares were also traded on the New York Stock Exchange in the form of ADSs at a ratio of 1:1. The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

9.D      Selling Shareholders

Not applicable.

9.E       Dilution

Not applicable.

9.F       Expenses Of The Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A.    Share Capital

Not applicable.

10.B.    Memorandum and Articles of Association

Sociedad Química y Minera de Chile S.A., headquartered at El Trovador No. 4285, 6th Floor, Santiago, Chile, is an open stock corporation organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

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

Directors

As stated in article 9 of the Company’s By-laws, the Company has eight Directors. One of the Directors must be “independent” as such term is defined in article 50 bis of Law No. 18,046. Moreover, the possession of shares is not a condition necessary to become a Director of the Company.

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

10.C.    Material Contracts

The Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations, with the exception of the Electrical Energy Supply agreement with Gener S.A. described in “Item 4.B. Business Overview—Raw Materials.”

10.D.    Exchange Controls

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law No 18,840 of October 1989. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee. According to the Tax Reform, a new law, replacing Decree Law No. 600, must be enacted prior to December 31, 2015. Given that such new law was not enacted by December 31, 2015, the repeal of Decree Law No. 600 will be postponed until such new law has been enacted.

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

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADSs by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile’s Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee. According to the Tax Reform, a new law, replacing Decree Law No. 600, must be enacted prior to December 31, 2015. If such new law has not been enacted by December 31, 2015. Given that such new law was not enacted by December 31, 2015, the repeal of Decree Law No. 600 will be postponed until such new law has been enacted.

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

As of December 31, 2016, we had bonds issued in the international markets under Rule 144A/Regulation S of US$250 million, US$250 million and US$300 million. Additionally, we had outstanding bilateral loans through wholly owned subsidiaries in the amount of US$40 million, which were fully guaranteed by us. Also we had US$60 million in bilateral loans through SQM S.A.

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

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The withholding tax rates of the three dividends distributed by the Company during 2016 are as follows:

Month	Withholding Tax Rate
May 2016 (Eventual)	18.75000%
May 2016 (Final)	20.37340%
December 2016	18.74328%

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

New System in Effect Starting in 2017

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 24% in 2016. It will increase to 25.5% in 2017 and increase to a maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile or signed with Chile prior to January 1, 2017, whether or not in force. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders, resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States.

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

Starting January 1, 2017, capital gains obtained in the sales of shares owned by foreign holders are subject to First Category Tax and Withholding Tax, and the First Category Tax serves as a credit in Chile to reduce the Withholding Tax. The exercise of preemptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

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

Cash Dividends and Other Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, we are subject to the partially integrated shareholder tax regime, which is very similar to the regime in effect until December 31, 2016. See “Item 10.E. Taxation—Chilean Tax Considerations—Cash Dividends and Other Distributions—New System in Effect Starting in 2017” above.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2016. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2016 or for any prior or future taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder of shares or ADSs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADSs).

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

10.F.    Dividends and Paying Agents

Not applicable.

10.G.    Statement by Experts

Not applicable.

10.H.    Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains electronically filed information, which can be accessed at http://www.sec.gov.

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

Interest Rate Risk. As of December 31, 2016, we had approximately 2% of our financial debt effectively priced at LIBOR, and therefore significant increases in the rate could impact our financial condition.

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results.

We have short term debt valued at LIBOR plus a spread. We are partially exposed to fluctuations of this rate, as we hold hedging derivative instruments to hedge a portion of our liabilities subject to LIBOR rate fluctuations.

As of December 31, 2016, our total financial debt is primarily long-term, with 12% of maturities less than 12 months, which decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2016, 2015 and 2014. Figures do not include our financial hedging positions for year-end:

	2016	2015	2014
	Th US$	Th US$	Th US$
Chilean pesos	(240,563)	(78,824)	15,787
Brazilian real	183	101	(377)
Euro	15,621	42,674	37,433
Japanese yen	1,892	1,456	1,497
Mexican pesos	1,166	2,283	1,111
South African rand	25,542	22,822	25,444
Dirhams	21,297	23,369	19,838
Other currencies	24,367	21,507	27,356
Total, net	(150,495)	35,388	128,089

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$51.2 million (Ch$34,263 million).

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

Depositary Payments Fiscal Year 2016

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2016, the Depositary reimbursed expenses related to investor relations for a total amount of US$131,890.90.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s current Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our current Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2016.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2016. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2016, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated April 26, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016, see page F-2 of our Audited Consolidated Financial Statements.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2016 and 2015 fiscal years, in relation to audit and tax services provided to us (in thousands of US$) (excluding amounts related to the pre-approved non-audit services referred to below):

	2016	2015
Audit fees	1,488	1,929
Tax fees	176	10
Total fees	1,664	1,939

Audit and tax fees in the above table are the aggregate fees approved by the Directors’ Committee for PwC in 2016 and 2015, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings excluding the non-audit related fees described in the below paragraph.

In addition to the amount disclosed above, in 2016, non-audit related fees approved by the SQM Directors’ Committee for PwC were US$1.1 million. Non-audit related fees are related to services such as transfer pricing and others.

All of the fees disclosed in the table above were pre-approved by the Directors’ Committee pre-approval policies and procedures.

Directors’ Committee Pre-Approval Policies and Procedures.

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

None.

ITEM 16F.       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.      CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, see “Item 6.C. Board Practices.”

ITEM 16H.      MINE SAFETY AND DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.   FINANCIAL STATEMENTS

For a list of all financial statements filed as part of this Form 20-F Annual Report, see “Item 19. Exhibits.”

ITEM 19.   EXHIBITS

(a) Index to Financial Statements

Reports of Independent Registered Public Accounting Firms	F-1
Consolidated Financial Statements:
Audited Consolidated Statements of Financial Position as of December 31, 2016 and 2015	F-3
Audited Consolidated Statements of Income for each of the three years in the period ended December 31, 2016	F-5
Audited Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2016	F-7
Audited Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2016	F-8
Audited Consolidated Statements of Changes in Equity for each of the three years in the period ended December 31, 2016	F-10
Notes to the Audited Consolidated Financial Statements	F-13
Supplementary Schedules*

*All other schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company**

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

23.1	Consent of Sergio Alarcón

23.2	Consent of Orlando Rojas

23.3	Consent of Álvaro Henríquez

99.1	Certificate of qualified competency issued by Chilean Mining Commission

99.2	Certificate of qualified competency issued by Chilean Mining Commission

99.3	Certificate of qualified competency issued by Chilean Mining Commission

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

Date: April 26, 2017

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Sociedad Química y Minera de Chile S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b) of this Annual Report on Form 20F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Santiago, Chile

April 26, 2017

Consolidated Classified Statements of Financial Position

	Note	As of December 31, 2016	As of December 31, 2015
		ThUS$	ThUS$
Assets

Current assets
Cash and cash equivalents	7.1	514,669	527,259
Other current financial assets	10.1	289,189	636,325
Other current non-financial assets	25	30,273	62,006
Trade and other receivables, current	10.2	368,761	302,225
Trade receivables due from related parties, current	9.5	82,259	99,907
Current inventories	8	993,072	1,003,846
Current tax assets	27.1	54,787	65,277
Current assets other tan assets classified as held-for-sale or disposal		2,333,010	2,696,845
Non-current assets or asset groups for disposal classified as held-for-sale		2,056	-
Total current assets		2,335,066	2,696,845

Non-current assets
Other non-current financial assets	10.1	14,099	486
Other non-current non-financial assets	23	24,690	33,526
Trade receivables, non-current	10.2	1,840	1,050
Investments classified using the equity method of accounting	11.1-12.3	133,140	79,302
Intangible assets other than goodwill	13.1	109,439	110,428
Goodwill	13.1	37,972	38,388
Property, plant and equipment	14.1	1,532,710	1,683,576
Tax assets, non-current		29,024	-
Deferred tax assets	27.4	664	161
Total non-current assets		1,883,578	1,946,917
Total assets		4,218,644	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Classified Statements of Financial Position, (continued)

	Note	As of December 31, 2016	As of December 31, 2015
		ThUS$	ThUS$
Liabilities and Equity

Current liabilities
Other current financial liabilities	10.4	179,144	402,030
Trade and other payables, current	10.5	200,496	136,840
Trade payables due to related parties, current	9.6	7	435
Other current provisions	18.1	41,912	28,141
Current tax liabilities	27.2	75,872	52,070
Provisions for employee benefits, current	15.1	20,998	13,445
Other current liabilities	18.3	61,920	69,966
Total current liabilities		580,349	702,927

Non-current liabilities
Other non-current financial liabilities	10.4	1,093,438	1,290,203
Other non-current provisions	18.1	8,934	8,890
Deferred tax liabilities	27.4	206,119	219,391
Provisions for employee benefits, non-current	15.1	22,532	21,995
Total non-current liabilities		1,331,023	1,540,479
Total liabilities		1,911,372	2,243,406

Equity	17
Share capital		477,386	477,386
Retained earnings		1,781,576	1,882,196
Other reserves		(12,888)	(19,797)
Equity attributable to owners of the Parent		2,246,074	2,339,785
Non-controlling interests		61,198	60,571
Total equity		2,307,272	2,400,356
Total liabilities and equity		4,218,644	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income by Function

		January to December
	Note	2016	2015	2014
		ThUS$	ThUS$	ThUS$

Revenue	20	1,939,322	1,728,332	2,014,214
Cost of sales	26.1	(1,328,285)	(1,185,583)	(1,431,242)
Gross profit		611,037	542,749	582,972

Other income	26.2	14,781	15,343	24,055
Administrative expenses	26.3	(88,436)	(86,830)	(96,532)
Other expenses by function	26.4	(89,731)	(106,415)	(64,295)
Other gains (losses)	26.5	679	3,760	4,424
Profit from operating activities		448,330	368,607	450,624
Finance income		10,550	11,570	16,142
Finance costs	22-26.8	(57,498)	(69,853)	(63,373)
Share of profit of associates and joint ventures accounted for using the equity method	11-12	13,047	10,326	18,116
Foreign currency translation differences	23	460	(12,364)	(16,545)
Profit before taxes		414,889	308,286	404,964
Income tax expense, continuing operations	27.4	(132,965)	(83,766)	(160,686)

Profit for the year		281,924	224,520	244,278
Profit attributable to
Owners of the Parent		278,290	220,356	236,889
Non-controlling interests		3,634	4,164	7,389
Profit for the year		281,924	224,520	244,278

The accompanying notes form an integral part of these consolidated financial statements.

F-5

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2016	2015	2014
		US$	US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1.0573	0.84	0.90

Diluted common shares
Diluted earnings per share (US$ per share)	21	1.0573	0.84	0.90

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	January to December
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Statement of comprehensive income

Profit (loss) for the year	281,924	224,520	244,278
Other comprehensive income
Other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from remeasurements of defined benefit plans	(3,397)	(221)	(672)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(3,397)	(221)	(672)

Other comprehensive income that will be reclassified to profit for the year, before taxes

Foreign currency exchange gains I(losses) before taxes	(2,252)	(6,499)	(4,016)
Gains (losses) from cash flow hedges	2,233	87	2,196
Gains (losses) in financial assets measured at fair value through other comprehensive income	4,813	-	-
Total other comprehensive income to be reclassified to income for the year	4,794	(6,412)	(1,820)

Total Other items of other comprehensive income before taxes	1,397	(6,633)	(2,492)

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to remeasurements of defined benefit plans in other comprehensive income	921	(309)	-
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	921	(309)	-

Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income taxes related to cash flow hedges in other comprehensive income	(470)	95	(311)
Income tax relating to financial assets measured at fair value through changes in other comprehensive income	(1,300)	-	-
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	(1,770)	95	(311)

Total other comprehensive income	548	(6,847)	(2,803)

Total comprehensive income	282,472	217,673	241,475

Comprehensive income attributable to
Owners of the Parent	278,831	213,721	234,218
Non-controlling interests	3,641	3,952	7,257
Total comprehensive income	282,472	217,673	241,475

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Note	12/31/2016	12/31/2015	12/31/2014
		ThUS$	ThUS$	ThUS$
Consolidated Statements of cash flows

Cash flows from operating activities

Cash receipts from sales of goods and rendering of services		1,874,202	1,713,549	1,944,072
Cash receipts from premiums and benefits, annuities and other benefits from insurance recoveries		5,071	-	-
Cash payments to suppliers for the provision of goods and services		(803,418)	(1,082,704)	(1,179,413)
Cash payments to and on behalf of employees		(253,163)	(44,916)	(42,218)
Other payments related to operating activities		(32,185)	(70,991)	(9,770)
Dividends received		4,345	7,515	11,817
Interest paid		(55,217)	(44,225)	(83,592)
Interest received		10,550	11,570	16,142
Income taxes paid		(113,991)	(72,579)	(76,810)
Other incomes (outflows) of cash		(2,532)	10,098	10,816

Net cash generated from (used in) operating activities		633,662	427,317	591,044

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses		-	-	5,000
Payments made to acquire interest in joint ventures		(45,000)	(59)	-
Income from capital increase in subsidiaries		-		4,223
Proceeds from the sale of property, plant and equipment		4,347	388	156
Acquisition of property, plant and equipment		(131,251)	(111,315)	(112,143)
Proceeds from sales of intangible assets		3,435	4,586	15,431
Purchases of intangible assets		(2,090)	-	-
Cash advances and loans granted to third parties		(163)	-	(2,470)
Proceeds from the repayment of advances and loans granted to third parties		-	420	-
Other inflows (outflows) of cash (*)		333,108	36,175	(221,561)

Net cash generated from (used in) investing activities		162,386	(69,805)	(311,364)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2016	12/31/2015	12/31/2014
		ThUS$	ThUS$	ThUS$
Cash flows used in financing activities

Proceeds from long-term borrowings		-	-	250.000
Proceeds from short-term borrowings		100,000	137,000	180.000
Repayment of borrowings		(517,000)	(190,000)	(438,991)
Dividends paid		(399,410)	(127,343)	(379.044)

Net cash generated used in financing activities		(816,410)	(180,343)	(388.035)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(20,362)	177,169	(108.355)

Effects of exchange rate fluctuations on cash held		7,772	(4,476)	(13.701)
Net (decrease) increase in cash and cash equivalents		(12,590)	172,693	(122.056)

Cash and cash equivalents at beginning of period		527,259	354,566	476.622
Cash and cash equivalents at end of period		514,669	527,259	354.566

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)		(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-		-	-	-	278,290	278,290	3,634	281,924
Other comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	-	541	7	548
Comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	278,290	278,831	3,641	282,472
Dividends	-	-	-	-	-	-	-	(375,000)	(375,000)	(3,014)	(378,014)
Increase (decrease) due to transfers and other changes		(3,141)	-	-	-	9,509	6,368	(3,910)	2,458	-	2,458
Increase (decrease) in equity	-	(5,428)	1,763	3,513	(2,448)	9,509	6,909	(100,620)	(93,711)	627	(93,084)

Equity as of December 31, 2016	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,768,424	2,232,648	59,867	2,292,515
Profit for the year	-	-	-	-	-	-	220,356	220,356	4,164	224,520
Other comprehensive income	-	(6,334)	182	(483)	-	(6,635)	-	(6,635)	(212)	(6,847)
Comprehensive income	-	(6,334)	182	(483)	-	(6,635)	220,356	213,721	3,952	217,673
Dividends	-	-	-	-	-	-	(106,584)	(106,584)	(3,248)	(109,832)
Increase (decrease) in equity	-	(6,334)	182	(483)	-	(6,635)	113,772	107,137	704	107,841

Equity as of December 31, 2015	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2014	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241
Profit for the year	-	-	-	-	-	-	236,889	236,889	7,389	244,278
Other comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	-	(2,671)	(132)	(2,803)
Comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	236,889	234,218	7,257	241,475
Dividends	-	-	-	-	-	-	(378,190)	(378,190)	(5,280)	(383,470)
Increase (decrease) due to changes in interests in subsidiaries	-	-	-	-	-	-	-	-	2,269	2,269
Increase (decrease) in equity	-	(3,884)	1,885	(672)	-	(2,671)	(141,301)	(143,972)	4,246	(139,726)

Equity as of December 31, 2014	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,768,424	2,232,648	59,867	2,292,515

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 1      Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 24252000.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. This business is characterized by being closely related to its customers, having specialized staff who provide expert advisory in best practices for fertilization, according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specialty potassium nitrate have a leading role given the contribution they make to develop crops, insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty blends, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 other fertilizer blends.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 1      Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used by such countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though it does not form part of the plant’s structure, it has a significant role in the development of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount of vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2016 and December 31, 2015, personnel was detailed as follows:

	12/31/2016			12/31/2015
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	31	72	103	26	71	97
Professionals	119	919	1,038	116	838	954
Technicians and operators	262	3,076	3,338	256	2,741	2,997
Foreign employees	8	264	272	-	202	202
Overall total	420	4,331	4,751	398	3,852	4,250

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 1      Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

Information about shareholders that own more than 5% of SQM’s outstanding Series A or Series B shares as of December 31, 2016 and December 31, 2015, according to information provided by the Central Securities Depositary (Depósito Central de Valores or “DCV”), is set forth in the table below:

Shareholder as of December 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,373,011	49.32%	22.56%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33	6.51%
Banco de Chile on behalf of non-resident third parties	-	-	8,962,355	7.45%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,502,217	5.40%	2.48%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2015	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,079,533	49,08%	22,45%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,880,793	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile on behalf of non-resident third parties	-	-	9,055,272	7,52%	3.44%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	5,679,753	4.72%	2.17%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04	1.43%

(*) Total Pampa Group 29.97%

On December 31, 2016 the total number of shareholders was 1,187.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2016 and 2015.
-	Consolidated Statements of Changes in Equity for the three years ended December 31, 2016.
-	Consolidated Statements of Comprehensive Income for the three years ended December 31, 2016.
-	Statements of Cash Flows for the three years ended December 31, 2016.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial (continued)

2.2	Financial statements, continued

There is a difference in net income for the period ended December 31, 2015 in these financial statements and the Company’s statutory consolidated financial statements filed with the SVS. In March 2015, the Company made payments to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. See Note 30. Provisions of approximately US$7 million corresponding to such payments were included in net income for the period ended December 31, 2014 in these financial statements. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements for the period ended December 31, 2015, with the SVS, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements.

As of December 31, 2016, there are no differences in the financial statements reported to the SVS.

A reconciliation of such differences is presented as follows.

As of December 31, 2015
Equity	Consolidated Financial Statements for SVS	Consolidated Financial Statements for SEC	Diferencia
	ThUS$	ThUS$	ThUS$
Parent’s ownership	2,339,785	2,339,785	-
Share capital	477.386	477.386	-
Other reserves	(19,797)	(19,797)	-

Retained earnings	1,882,196	1,882,196	-
Retained earning for the last period	1,669,028	1,661,840	7,188
Net Income (loss) for the period	213,168	220,356	(7,188)
Total Retained earnings	1,882,196	1,882,196	-

Non-controlling	60,571	60,571	-
Retained earnings
Retained earning for the last period	59,867	59,867	-
Net Income (loss) for the period	4,164	4,164	-
Other comprehensive income	(212)	(212)	-
Dividends	(3,248)	(3,248)	-
Total Retained earnings	60,571	60,571	-

Total Equity	2,400,356	2,400,356	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements, continued

Dividends paid and the mandatory mínimum dividend provision were determined in accordance with the standards set by the SVS.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value

-	Certain financial investments classified as available for sale measured at fair value with a counterparty in other comprehensive income.

-	Other current and non-current asset and financial liabilities at amortized cost.

2.4	Accounting pronouncements

New accounting pronouncements

a)        The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2016:

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance related to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

Amendment to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset or item of property, plant and equipment. Accordingly, a rebuttable presumption exists that a revenue-based depreciation or amortization method is inappropriate.	01/01/2016

Amendment to IAS 27 “Separate Financial Statements” on the equity method – Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements.	01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures.” Issued in December 2014. The amendment clarifies the application of the exception from consolidation for investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception on consolidation available for entities in group structures that include investment entities. The amendment to IAS 28 allows an entity that is not an investment entity, but has an interest in an associated or joint venture that is an investment entity, an option of accounting policy in the application of the equity method. The entity may opt for maintaining measurement at fair value applied by the associate or joint venture that is an investment entity or, consolidating at investment entity level (associate or joint venture).	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures.	01/01/2016

Improvements to International Financial Reporting Standards (2014) issued in September 2014	Mandatory for annual periods beginning on
IFRS 5, "Non-current Assets Held for Sale and Discounted Operations.” This amendment clarifies that when an asset (or disposal group) is reclassified from being “held for sale” to “held for distribution” or vice versa, this is not an amendment of a plan of sale or a plan of distribution and should not be accounted for as such. This means that the asset (or disposal group) is not to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution,” simply because disposal conditions have changed. The amendment also rectifies an omission in the standard explaining that guidance on changes in a sale plan has to be applied to an asset (or disposal group) that is no longer held for distribution, but is not reclassified as “held for sale.”	01/01/2016

IFRS 7 "Financial Instruments: Disclosures" It establishes two amendments to IFRS 7: (1) Service contracts: if a Company transfers a financial asset to a third party under conditions that allow the assigner to dispose of the asset, IFRS 7 requires the disclosure of any type of continued involvement that the entity may still have on transferred assets. IFRS 7 provides guidance on what is understood as continued involvement within this context. The amendment is prospective with the option of applying it retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS 1; (2) Interim Financial Statements: The amendment clarifies that the additional disclosure required by amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.	01/01/2016

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2014) issued in September 2014	Mandatory for annual periods beginning on

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

01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and amends IAS 34 to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective.	01/01/2016

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

b) Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2016, which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on
IFRS 9 “Financial Instruments” – Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2018

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2014) issued in September 2014	Mandatory for annual periods beginning on
IFRS 16 “Leases” – issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value. The objective is ensuring that lessees and lessors provide relevant information that fairly represents transactions conducted. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16.	01/01/2019

IFRIC 22 “Foreign Currency Transactions and Advance Consideration.” Issued in December 2016. This Interpretation is applied to a foreign currency transaction (o a portion thereof) when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or related part thereof). The interpretation provides guidance for when an entity mas a single payment/receipt, as well as for situations where multiple payments/receipts are made. It is intended to reduce the diversity in the practice.	01/01/2018

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IAS 7 “Statement of Cash Flows.” – Issued in February 2016. This amendment introduces additional disclosures allowing users of financial statements to assess changes in obligations from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes.” - Issued in February 2016. This amendment clarifies how to account for deferred tax assets related to debt securities measured at fair value.	01/01/2017

Amendment to IFRS 15 “Revenue from Contracts with Customers” issued in April 2016. This amendment provides clarification for the guidance for the identification of performance obligations in contracts with customers, the accounting for intellectual property license and the assessment of principal versus agent (gross presentation vs. net presentation of revenue). It includes new and amended illustrative examples, as well as practical examples related to the transition to the new revenue standard.	01/01/2018

Amendment to IFRS 12 “Disclosure of Interest in Other Entities.” Issued in December 2016. This amendment clarifies the scope of this standard. These amendments must be applied retrospectively to annual periods beginning on or after January 1, 2017.	01/01/2017

Amendment to IAS 28 “Investments in Associates and Joint Ventures” related to the measurement of the associate or joint venture at fair value. Issued in December 2016.	01/01/2018

As of December 31, 2016, the company is in the process of evaluating the impact of adopting the IFRS 9, IFRS 15 and IFRS 16. These standards will not be early adopted. For the rest of the standards mentioned in the table above, the Company does not expect a material impact on the consolidated financial statements upon initial application.

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Companies included in consolidation:

				Ownership interest
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency			12/31/2016	12/31/2015
				Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.5376	99.4624	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency			12/31/2016	12/31/2015
				Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Vitas Spain	Spain	Euro	0.0000	100.0000	100.0000	-

				Ownership interest
TAX ID No.	Domestic subsidiaries	Country of origin	Functional currency			12/31/2016	12/31/2015
				Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 2      Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Profit or loss of subsidiaries acquired or disposed during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2016	12/31/2015
	US$	US$

Brazilian real	3.25	3.90
New Peruvian sol	3.35	3.41
Argentine peso	15.84	12.90
Japanese yen	116.83	120.61
Euro	0.95	0.92
Mexican peso	20.63	17.34
Australian dollar	0.72	0.73
Pound Sterling	0.81	0.67
South African rand	13.70	15.61
Ecuadorian dollar	1.00	1.00
Chilean peso	669.47	710.16
UF	39.36	36.09

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognised in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity using a recalculated effective interest rate.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments not considered as hedge

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2016 and December 31, 2015, there are no embedded derivatives.

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.16	Leases

(a)	Lease - Finance lease

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

3.17	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.18	Trade and other receivables

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

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.19	Inventory measurement

The Company states inventories at the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.20	Investments in associates and joint ventures

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

3.21	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.22	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary according to the originating transaction.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.23	Property, plant and equipment

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

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.24	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Types of property, plant and equipment	Minimum life or rate	Maximum life or rate
Buildings	3	40
Machinery	2	25
Transport equipment	3	30
Furniture and fixtures	2	18
Office equipment	2	20
Production plants	1	25
Mining assets	3	20
Other property, plant and equipment	1	30

3.25	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.26	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, rights of way for electric lines expenses and software license and development expenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

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

No impairment of intangible assets exists as of December 31, 2016 and December 31, 2015.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.27	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.28	Prospecting expenses

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.29	Impairment of non-financial assets

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

3.30	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year, unless decided otherwise by the unanimous vote by the shareholders at the General Shareholders´ meeting held each year.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.31	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that implies the disclosure of diluted earnings per share.

3.32	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.33	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.34	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.34	Other provisions, continued

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

3.35	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002. (See more details in Note 15.4)

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.52% and 4.89% for the periods ended December 31, 2016 and December 31, 2015, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4.5% interest rate for 2016 and 5.5% for 2015. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 15.4)

3.36	Compensation plans

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.37	Revenue recognition

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

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.38	Finance income and finance costs

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

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.38	Finance income and finance costs, continued

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

3.39	Income tax and deferred taxes

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.39	Income tax and deferred taxes, continued

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.40	Segment reporting

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

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 3      Significant accounting policies (continued)

3.41	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

3.42	Significant accounting judgments, estimates and assumptions

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

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value -Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See notes 3.24, 13 and 14.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management. See notes 13 and 14

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments- See Note 15;

-	Contingencies – The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See note 18 and 19

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and related allowance - Inventory valuation requires judgment to determine obsolescence and estimates of provisions for obsolescence to ensure that the carrying value of inventory is not in excess of net realizable value. See note 8.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

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

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

b)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$95 million associated with fuel, gas, energy and equivalents from which US$60 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$9.5 million in short-term movements.

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

c)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 4      Financial risk management (continued)

4.2.2	Credit risk

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

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Financial Institution	Financial Asset	Rating Institution			12/31/2016
		Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Fixed term deposit	A3	BBB+	AA	3,501
Banco Crédito e Inversiones	Fixed term deposit	A1	A	-	25,804
Banco de Chile	Fixed term deposit	Aa3	A+	AAA	5,904
Banco Santander - Santiago	Fixed term deposit	A3	A-	-	32,905
BBVA Banco Francés	Fixed term deposit	-	-	B	199
Citibank New York	Fixed term deposit	A1	A+	A+	1,742
Corpbanca	Fixed term deposit	A3	BB+	-	7,150
JP Morgan US dollar Liquidity Fund Institutional	Fixed term deposit	Aaa	-	-	158,950
Legg Mason - Western Asset Institutional Cash Reserves	investment liquidity funds	-	AAA	AAA	178,446
Nedbank	investment liquidity funds	-	BBB-	AA	2,752
Scotiabank Sud Americano		-	-	AAA	15,716
Total					433,069

Financial Institution	Financial Asset	Rating Institution			12/31/2016
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	90 days to 1 year	A1	A	-	40,627
Banco Itau Chile	90 days to 1 year	A3	BB+	-	44,722
Banco Santander - Santiago	90 days to 1 year	A3	A-	-	54,364
Banco Security	90 days to 1 year	-	BBB-	AA-	15,007
Corpbanca	90 days to 1 year	A3	BB+	-	19,247
Morgan Stanley	90 days to 1 year	A3	BBB-	A	3,150
Scotiabank Sud Americano	90 days to 1 year	-	-	AAA	107,043
Total					284,160

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 4      Financial risk management (continued)

4.2.3	Currency risk

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

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$317 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2016, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$40.5 million against SQM. As of December 31, 2015, this amounts to US$75 million in against SQM.

As of December 31, 2016, the Chilean peso to U.S. dollar exchange rate was Ch$669.47 per US$1.00 (Ch$710.16 per US$1.00 as of December 31, 2015).

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

As of December 31, 2016, approximately 2% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$0.03 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of December 31, 2016, the Company's financial liabilities are mainly concentrated in the long-term and approximately 12% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 4      Financial risk management (continued)

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

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2016, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$267 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 4      Financial risk management (continued)

4.2.5	Liquidity risk, continued

	Maturity of undiscounted cash flows
As of December 31, 2016	Book Value	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
(in millions of US$)
Other non-derivate financial liabilities
Bank loans	101,27	102.08	-	-	102.08
Unsecured obligations	1,130.22	94.76	479.54	873.91	1,448.21
Subtotal	1,231.49	196.84	479.54	873.91	1,550.29
Other derivate financial liabilities
Hedging liabilities	42.62	17.20	40.33	(23.58)	33.95
Derivate financial instruments	(2.175)	(2.18)	-	-	(2.18)
Subtotal	40.45	15.03	40.33	(23.58)	31.77
Total	1,271.93	211.87	519.87	850.33	1,582.07

	Maturity of undiscounted cash flows
As of December 31, 2015	Book Value	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
(in millions of US$)
Other non-derivate financial liabilities
Bank loans	318.34	182.16	144.36	-	326.52
Unsecured obligations	1,311.65	260.90	510.46	901.92	1,673.28
Subtotal	1,629.99	443.06	654.82	901.92	1,999.80
Other derivate financial liabilities
Hedging liabilities	74.81	2.46	75.31	0.05	77.82
Derivate financial instruments	(18.08)	(18.08)	-	-	(18.08)
Subtotal	56.73	(15.62)	75.31	0.05	59.74
Total	1,686.72	427.44	730.13	901.97	2,059.54

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 5      Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no significant changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2016, the Company’s consolidated financial statements present no significant changes in accounting policies or estimates compared to the prior period. (for further details refer to Note 2.6).

The consolidated statements of financial position as of December 31, 2016 and 2015 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2016, 2015 and 2014 have been prepared in accordance with the International Financial Reporting Standards (IFRS). The accounting principles and criteria have been applied consistently.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6      Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Assets	3,824,137	4,012,556
Liabilities	(1,578,063)	(1,672,771)
Equity	2,246,074	2,339,785

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2016 and December 31, 2015, the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

(*) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda. SQM has control of the administration of Comercial Agrorama Ltda.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	0.5376	99.4624	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Vitas Spain	Foreign	C/Manuel Echeverria Manzana 2 Muelle de la Cab (Puerto Real)	Spain	Euro	-	100.0000	100.0000

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests.	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,360	1,551	8,303	8,107	1,163	1,946
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	2,378	2,605	50,416	49,897	1,851	1,303
Comercial Agrorama Ltda.	30%	(106)	3	201	292	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	2	5	2,277	2,274	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		3,634	4,164	61,198	60,571	3,014	3,249

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

12/31/2016
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive
Subsidiary	Current	Non-current	Current	Non-current			income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	656,221	54,180	644,610	5,990	96,235	12,178	12,164
Proinsa Ltda.	56	1	-	-	-	(4)	(4)
SQMC Internacional Ltda.	204	-	-	-	-	(3)	(3)
SQM Potasio S.A.	176,976	722,965	37,167	26,933	5,902	253,322	252,435
Serv. Integrales de Tránsito y Transf. S.A.	75,296	36,407	107,567	224	30,315	(18,192)	(18,362)
Isapre Norte Grande Ltda.	664	746	714	131	3,053	23	23
Ajay SQM Chile S.A.	17,240	1,069	975	388	28,035	2,776	2,776
Almacenes y Depósitos Ltda.	278	45	1	-	-	(10)	105
SQM Salar S.A.	785,127	828,606	751,857	195,369	975,326	316,182	316,024
SQM Industrial S.A.	1,212,960	658,277	882,593	97,714	600,075	17,262	21,790
Exploraciones Mineras S.A.	510	31,598	6,027	-	-	(286)	(284)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	337	632	614	291	2,265	85	-
Soquimich Comercial S.A.	153,068	14,663	38,533	1,115	134,501	6,041	6,020
Comercial Agrorama Ltda.	10,759	1,589	11,644	35	15,185	(356)	(341)
Comercial Hydro S.A.	5,242	56	115	15	47	350	350
Agrorama S.A.	12,348	842	14,078	37	16,462	(582)	(584)
Orcoma SpA	-	2,360	14	-	-	(1)	(1)
Orcoma Estudio SpA	671	4,135	159	-	-	4	4
SQM North America Corp.	175,834	15,621	204,201	485	228,229	(27,821)	(29,082)
RS Agro Chemical Trading Corporation A.V.V.	5,179	-	8	-	-	(23)	(23)
Nitratos Naturais do Chile Ltda.	6	251	3,456	-	-	(175)	(175)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	116,267	3,568	-	-	2,479	5,819
SQM Peru S.A.	249	1	1,170	-	8	(165)	(165)
SQM Ecuador S.A.	18,870	121	17,538	41	24,161	471	471
SQM Brasil Ltda.	200	1	714	2,266	296	(173)	(173)
SQI Corporation N.V.	-	23	55	-	-	(17)	(17)
SQMC Holding Corporation L.L.P.	23,135	13,936	1,000	-	-	1,977	1,977
SQM Japan Co. Ltd.	2,868	276	6,708	561	3,013	(7,615)	(7,615)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2016
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive
Subsidiary	Current	Non-current	Current	Non-current			income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	365,805	2,510	317,147	-	723,192	6,118	8,075
SQM Italia SRL	1,086	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,811	14,357	14,811	-	-	(3)	(3)
SQM Comercial de México S.A. de C.V.	73,791	2,200	49,048	-	186,769	(1,757)	(1,757)
SQM Investment Corporation N.V.	53,037	117	6,191	863	-	(5,441)	(5,441)
Royal Seed Trading Corporation A.V.V.	28,662	-	49,788	-	-	(914)	(719)
SQM Lithium Specialties LLP	15,763	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	209	-	177	-	-	(12)	(12)
Comercial Caimán Internacional S.A.	259	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	148	24	504	55	2,687	268	268
SQM Nitratos México S.A. de C.V.	41	1	24	6	266	(2)	(2)
Soquimich European Holding B.V.	55,198	115,761	65,005	3,142	-	1,025	5,581
SQM Iberian S.A.	81,119	1,709	73,198	-	146,677	3,501	9,464
SQM Africa Pty Ltd.	89,627	1,399	84,292	-	92,122	(7,627)	(7,627)
SQM Oceanía Pty Ltd.	2,387	-	570	-	2,383	(99)	(99)
SQM Agro India Pvt. Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,285	30	171	-	5,106	(34)	(34)
SQM Thailand Limited	10,228	5	7,288	-	5,579	319	319
SQM Vitas Spain S.A.	2,287	686	1,583	-	13,673	157	253
Total	4,137,292	2,643,621	3,407,438	335,661	3,341,562	553,218	571,387

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2015
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive
Subsidiary	Current	Non-current	Current	Non-current			income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	521,948	69,159	531,903	7,913	146,731	(715)	(739)
Proinsa Ltda.	149	-	-	-	-	-	-
SQMC Internacional Ltda.	195	-	-	-	-	(1)	(1)
SQM Potasio S.A.	90,230	843,842	7,748	23,438	10,785	184,315	184,533
Serv. Integrales de Tránsito y Transf. S.A.	46,646	63,973	81,703	6,642	44,045	(12,450)	(12,316)
Isapre Norte Grande Ltda.	791	540	664	143	3,883	-	6
Ajay SQM Chile S.A.	17,044	942	879	563	38,414	3,165	3,165
Almacenes y Depósitos Ltda.	264	41	-	-	-	(12)	(77)
SQM Salar S.A.	625,239	885,904	474,225	201,581	762,058	193,367	193,300
SQM Industrial S.A.	1,030,937	702,192	741,820	83,751	685,634	19,144	11,224
Exploraciones Mineras S.A.	482	31,443	5,560	-	-	(666)	(666)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	296	550	423	364	2,299	(130)	12
Soquimich Comercial S.A.	138,413	22,447	33,058	1,037	162,582	6,618	6,301
Comercial Agrorama Ltda.	10,231	1,554	10,796	16	13,806	11	12
Comercial Hydro S.A.	9,014	87	122	-	50	460	460
Agrorama S.A.	12,848	595	13,759	16	15,131	(380)	(380)
Orcoma SpA	-	2,356	9	-	-	(8)	(8)
Orcoma Estudio SpA	2,059	2,931	347	-	-	9	9
SQM North America Corp.	200,156	16,348	201,343	-	255,455	(12,774)	(12,774)
RS Agro Chemical Trading Corporation A.V.V.	5,194	-	-	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	2	229	3,255	-	-	618	618
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	115,720	3,539	-	-	4,882	303
SQM Peru S.A.	421	1	1,176	-	22	(104)	(104)
SQM Ecuador S.A.	19,660	147	18,883	35	16,778	447	447
SQM Brasil Ltda.	121	1	585	2,142	375	(2,694)	(2,694)
SQI Corporation N.V.	-	23	38	-	-	53	52
SQMC Holding Corporation L.L.P.	21,296	13,873	1,000	-	-	2,044	2,044
SQM Japan Co. Ltd.	2,327	211	239	495	2,861	159	159

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2015
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive
Subsidiary	Current	Non-current	Current	Non-current			income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	315,642	2,111	273,123	-	530,912	(5,536)	(5,536)
SQM Italia SRL	1,124	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,814	14,360	14,814	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	87,686	1,710	61,589	-	183,374	(3,399)	(3,399)
SQM Investment Corporation N.V.	81,328	130	29,054	861	-	17,865	17,865
Royal Seed Trading Corporation A.V.V.	72,828	-	93,235	-	-	(3,490)	(3,089)
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	243	-	199	-	-	(135)	(135)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	167	-	635	227	3,094	(90)	(90)
SQM Nitratos México S.A. de C.V.	40	4	25	6	291	4	4
Soquimich European Holding B.V.	71,166	112,488	79,906	-	-	3,245	(1,881)
SQM Iberian S.A.	55,444	65	50,169	-	137,869	11	11
SQM Africa Pty Ltd.	94,508	1,372	81,552	-	88,247	4,945	4,945
SQM Oceania Pty Ltd.	2,357	-	440	-	2,378	(192)	(192)
SQM Agro India Pvt, Ltd.	3	-	-	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,827	43	608	-	5,373	(58)	(58)
SQM Thailand Limited	9,765	27	6,991	-	11,539	125	125
Total	3,588,182	2,907,573	2,827,968	329,230	3,123,986	398,625	381,428

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2016

On May 12, 2016, the subsidiary SQM Iberian S.A. acquired 100% of interest in SQM Vitas Spain for ThUS$1,710.

b)	Transactions conducted in 2015

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2016 and December 31, 2015, cash and cash equivalents are detailed as follows:

a) Cash	12/31/2016	12/31/20151
	ThUS$	ThUS$
Cash on hand	53	87
Cash in banks	80,287	31,977
Other demand deposits	1,260	9,042
Total cash	81,600	41,106

b) Cash equivalents	12/31/2016	12/31/2015
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	95,673	84,662
Short-term investments, classified as cash equivalents	337,396	401,491
Total cash equivalents	433,069	486,153

Total cash and cash equivalents	514,669	527,259

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2016 and December 31, 2015, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2016 ThUS$	12/31/2015 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	178,446	204,082
JP Morgan US dollar Liquidity Fund Institutional	158,950	197,409
Total	337,396	401,491

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2016 and December 31, 2015, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2016	12/31/2015
Original currency	ThUS$	ThUS$
Chilean Peso (*)	6,044	2,656
US Dollar	490,978	512,809
Euro	11,386	4,245
Mexican Peso	309	1,439
South African Rand	3,250	4,123
Japanese Yen	2,149	1,690
Peruvian Sol	3	1
Brazilian Real	59	8
Chinese Yuan	400	272
Indian Rupee	8	14
Thai Baht	8	1
Argentine Peso	4	1
Pound Sterling	71	-
Total	514,669	527,259

(*) The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate

7.4	Amount of restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2016 and December 31, 2015, restricted cash balances are presented in Note 10.9.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2016 ThUS$
Banco Santander	Fixed term	US$	1.28	12/29/2016	1/31/2017	9,900	1	9,901
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/30/2016	1/9/2017	15,000	1	15,001
Banco Santander	Fixed term	US$	0.90	12/30/2016	1/10/2017	10,000	-	10,000
Scotiabank Sud Americano	Fixed term	US$	0.93	10/11/2016	1/30/2017	13,000	27	13,027
Banco de Chile	Fixed term	US$	0.75	10/11/2016	1/30/2017	2,000	3	2,003
Corpbanca	Fixed term	US$	1.21	12/1/2016	1/3/2017	3,500	4	3,504
Banco Santander - Santiago	Fixed term	US$	0.76	12/7/2016	1/6/2017	3,900	2	3,902
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/12/2016	1/12/2017	5,000	2	5,002
Corpbanca	Fixed term	US$	1.30	12/12/2016	1/12/2017	1,700	1	1,701
Banco Crédito e Inversiones	Fixed term	US$	0.88	12/14/2016	1/17/2017	2,000	1	2,001
Banco Santander - Santiago	Fixed term	US$	1.28	12/20/2016	2/21/2017	800	-	800
Banco Santander - Santiago	Fixed term	US$	1.28	12/20/2016	2/21/2017	5,000	2	5,002
Banco BBVA Chile	Fixed term	US$	0.75	12/22/2016	1/23/2017	3,500	1	3,501
Banco de Chile	Fixed term	US$	1.25	12/28/2016	2/9/2017	3,900	1	3,901
Banco Santander - Santiago	Fixed term	US$	1.31	12/28/2016	2/9/2017	3,300	-	3,300
Banco Crédito e Inversiones	Fixed term	US$	1.00	12/29/2016	1/30/2017	3,800	-	3,800
Corpbanca	Fixed term	Ch$	0.31	12/16/2016	1/2/2017	1,942	3	1,945
Scotiabank Sud Americano	Fixed term	Ch$	0.32	12/29/2016	1/9/2017	597	1	598
Scotiabank Sud Americano	Fixed term	Ch$	0.33	12/30/2016	1/9/2017	2,091	-	2,091
Citibank New York	Overnight	US$	0.01	12/31/2016	1/1/2017	1,742	-	1,742
BBVA Banco Francés	Fixed term	US$	0.21	24/102016	1/31/2017	199	-	199
Nedbank	On demand	US$	-	12/1/2016	1/31/2017	2,752	-	2,752
Total						95,623	50	95,673

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2015 ThUS$
Banco Crédito e Inversiones	Fixed term	US$	0.50	12/23/2015	1/27/2016	50,000	6	50,006
Corpbanca	Fixed term	US$	0.65	12/22/2015	1/21/2016	25,000	4	25,004
Banco Crédito e Inversiones	Fixed term	Ch$	0.32	12/30/2015	1/14/2016	1,338	-	1,338
Banco Santander Santiago	Fixed term	Ch$	0.31	12/30/2015	1/14/2016	704	-	704
Banco Crédito e Inversiones	Fixed term	US$	0.30	12/11/2015	1/11/2016	1,000	-	1,000
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	225	-	225
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	614	-	614
BBVA Banco Francés	Fixed term	US$	19.00	12/2/2015	1/4/2016	236	-	236
ABN Amro Bank	On demand	Euro	-	12/31/2015	1/2/2016	1,240	-	1,240
Nedbank	On demand	US$	-	12/31/2015	1/2/2016	4,295	-	4,295
Total						84,652	10	84,662

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$

Raw material reserves	7,536	4,844	9,540
Supplies for production reserves	23,610	29,353	30,398
Products-in-progress reserves	482,261	478,627	453,816
Finished product reserves	479,665	491,022	425,849
Total	993,072	1,003,846	919,603

As of December 31, 2016, the Company had inventories of caliche ore available for processing for ThUS$43,400 (ThUS$32,203 as of December 31, 2015 and ThUS$38,265 as of December 31, 2014).

The sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,116,057 as of December 31, 2016, ThUS$1,070,387 as of December 31, 2015 and ThUS1,259,983 as of December 31, 2014.

Inventory reserves recognized as of December 31, 2016 amount to ThUS$81,295, and ThUS$80,369 as of December 31, 2015 and ThUS$97,248 as of December 31, 2014. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$

Raw material reserves	93	93	93
Supplies for production reserves	920	920	500
Products-in-progress reserves	52,843	53,187	55,994
Finished product reserves	27,439	26,169	26,379

Total	81,295	80,369	82,966

The Company has not delivered inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 8	Inventories (continued)

As of December 31, 2016 and 2015, movements in provisions are detailed as follows

Reconciliation	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Opening balance	80,369	82,966	97,248
Changes
Additional provisions	33,118	18,461	33,748
Increase (decrease) in existing provisions	(32,192)	(21,058)	(48,030)
Total changes	926	(2,597)	(14,282)
Final Balance	81,295	80,369	(82,966)

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.3	Relationships between the parent and the entity, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2016 and December 31, 2015, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Vitas Spain	Spain	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.4	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2016 and December 31, 2015, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Shareholder
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Significant shareholder
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Parent Company of significant share holder
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Joint venture
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint venture
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint venture
Foreign	Minera Exar S.A.	Argentina	US$	Joint venture
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint venture

(1)	During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. This transaction generated a gain of ThUS$7,636.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associates, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary according to the transaction giving rise to them.

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2016 and December 31, 2015, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	11,619	17,842	26,806
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	17,977	23,545	28,566
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,338	1,748	2,728
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	12,865	15,618	23,533
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,605	5,185	7,139
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	-	-	90
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	8,312	7,902	8,535
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	3,798	5,557	6,852
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	296	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	1,187	1,112
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	286	1,245
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	-	34	35
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Other transactions	-	-	47
Foreign	Kowa Company Ltd.	Holding Company	Japan	Sale of products	91,678	62,543	76,714
Foreign	Kowa Company Ltd.	Shareholder	Japan	Services received		(933)	(1,546)
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	Sale of products	17,686	32,019	51,841
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	22,090	34,586	30,978
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	-	2,187	13,975
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	965	1,060	1,681
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	9,950	22,624	53,763
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	257	-	-
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	4,630	4,012	4,930
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	5,528	8,587	7,700
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	49	27	4
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	166	-	-
Foreign	SQM Vitas Holland B.V.	Joint venture	Netherlands	Sale of products	634	-	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

Trade receivable and payable between the Parent and its subsidiaries, associates, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2016	12/31/2015
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	-	377
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	1.315	2.338
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3.801	3.031
Foreign	Ajay North America LLC.	Associate	United States	US$	3.095	2.538
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	764	772
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	-	9.314
Foreign	Kowa Company Ltd.	Shareholders	Japan	US$	34.377	23.465
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	9.580	19.156
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	13.318	16.026
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	1.177	750
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	14.547	21.464
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	41	52
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	97	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	-	566
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Euro	91	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	48	52
Foreign	Plantacote N.V.	Associate	Belgium	Euro	2	-
Total					82.259	99.907

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	7	-
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Arab Emirates dirham	-	251
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Euro	-	184
Total as of to-date					7	435

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 26, 2016.

As of December 31, 2016, the Company has the following Committees:

-	Directors’ Committee: composed of Hans Dieter Linneberg A. and Edward J. Waitzer, Julio Rebolledo D. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.
-	Audit Committee: composed of Hans Dieter Linneberg A. and Edward J. Waitzer, Julio Rebolledo D.
-	Health, Safety and Environmental Matters Committee: composed of Mrs. Joanne L. Boyes, Gonzalo Guerrero Y. and Arnfinn F. Prugger.
-	Corporate Governance Committee: composed of Edward J. Waitzer, Robert A. Kirkpatrick, and Hans Dieter Linneberg A.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of three hundred Unidades de Fomento (inflation-adjusted units) in favor the Chairman of the Board of Directors of SQM S.A. and of two hundred Unidades de Fomento in favor of each of the remaining seven directors of SQM S.A. regardless of the number of Meetings held or not held during the related month and for the periods between May 1, 2016 and April 30, 2017.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.135% of profit for the period effectively earned by the Company during fiscal year 2016.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2016.

d)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2016.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2016 is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2016 amount to ThUS$2,292 (ThUS$2,769 as of December 31, 2015).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	The payment of a fixed, gross and monthly amount of three seventy-five Unidades de Fomento (inflation-adjusted units) in favor the three Directors that are members of the Director’s Committee regardless of the number of Meetings held or not held during the related month and for the periods between May 1, 2016 and April 30, 2017.

b)	A payment in domestic currency in favor of each of the three Directors consisting of a variable and gross amount equivalent to 0.02% of profit for the period effectively earned by the Company during fiscal year 2016 resulting after deducting the relevant amount for the concept of the amortization of gain from bargain purchase and regardless of the number of Meetings held or not held by the Directors’ Committee during such year.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

c)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2016.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2016 is paid.

4)	Corporate Governance Committee, Health, Safety and Environmental Matters Committee and other Company’s Committees

Remuneration of such committees is composed of the payment of a fixed, gross, monthly amount of UF 50 for each director comprising such committees, regardless of the number of meetings held or not held during the related month or year.

5)	No guarantees have been constituted in favor of the directors.

6)	Senior management compensation:

a)	As of December 31, 2016, the global compensation paid to the 105 main executives amounts to ThUS$20,439 and the global compensation paid to the 103 main executives as of December 31, 2015 amounted to ThUS$19,355. This includes monthly fixed salary and variable performance bonuses.

b)	The Company provides its executives with an annual and a long-term bonus plan payble in the first quarter of 2021 or the date of the employee´s resignation, taking into account achievement of targets and individual contribution to the Company’s operating results.

7)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in 2021 (see Note 16).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2016 and the year ended December 31, 2015 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

10)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is also a member of the Ultramar Group. As of December 31, 2015, the amount of transactions with this Group is approximately ThUS$7,854 (ThUS$12,287 as of December 31, 2014).

9.8	Key management personnel compensation

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Key management personnel compensation (1)	20,439	19,355

(1)	Corresponds to a number of executives (see Note 9.7 6) b).

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2016 ThUS$	12/31/2015 ThUS$

Other current financial assets (1)	284,160	617,267
Derivatives (2)	4,095	19,058
Hedging assets	934	-
Total other current financial assets	289,189	636,325

Other non-current financial assets (3)	14,099	486
Total other non-current financial assets	14,099	486

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	12/31/2016 ThUS$	12/31/2015 ThUS$

Non-current investments not accounted for using the equity method of accounting, classified as available for sale	6,899	444
Hedging assets	7,156	-
Other financial assets, non-current	44	42
Total other financial assets, non-current	14,099	486

Detail of other current financial assets

Institution	12/31/2016 ThUS$	12/31/2015 ThUS$
Banco Santander	54,364	175,433
Banco de Crédito e Inversiones	40,627	97,739
Banco de Chile	-	20,049
Corpbanca	19,247	122,951
Banco Itaú	44,722	80,830
Banco Security	15,007	24,861
Morgan Stanley	3,150	8,200
Scotiabank Sud Americano	107,043	78,180
HSBC Bank Chile	-	9,024
Total	284,160	617,267

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	344,839	-	344,839	279,590	-	279,590
Prepayments	6,621	-	6,621	9,155	-	9,155
Other receivables	17,301	1,840	19,141	13,480	1,050	14,530
Total trade and other receivables	368,761	1,840	370,601	302,225	1,050	303,275

	12/31/2016			12/31/2015
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	361,656	(16,817)	344,839	294,525	(14,935)	279,590
Trade receivables, current	361,656	(16,817)	344,839	294,525	(14,935)	279,590
Prepayments, current	9,421	(2,800)	6,621	11,955	(2,800)	9,155
Other receivables, current	19,300	(1,999)	17,301	15,476	(1,996)	13,480
Current trade and other receivables	390,377	(21,616)	368,761	321,956	(19,731)	302,225
Other receivables, non-current	1,840	-	1,840	1,050	-	1,050
Non-current receivables	1,840	-	1,840	1,050	-	1,050
Total trade and other receivables	392,217	(21,616)	370,601	323,006	(19,731)	303,275

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10   Financial instruments, (continued)

10.2    Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2016 and December 31, 2015, the detail of the unsecuritized portfolio is as follows:

12/31/2016
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	1,943	2,502	1,666	1,324	1,473	372	290	227	221	1,903	11,921
Portfolio under no renegotiated terms	298,872	18,511	5,097	2,951	3,441	1,010	643	522	309	25,849	357,205
Number of customers under renegotiated terms portfolio	22	333	155	30	17	9	3	19	5	218	811
Portfolio under renegotiated terms, gross	947	602	83	62	118	5	8	33	33	2,560	4,451
Total gross portfolio	299,819	19,113	5,180	3,013	3,559	1,015	651	555	342	28,409	361,656

12/31/2015
	Not overdue	1 - 30 days	31 – 60 days	61 – 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,653	698	388	2,617	565	241	253	667	311	1,836	11,229
Portfolio under no renegotiated terms	249,892	13,268	1,484	9,572	2,720	19	264	6,159	1,067	6,340	290,785
Number of customers under renegotiated terms portfolio	17	1	551	38	8	1	3	7	6	235	867
Portfolio under renegotiated terms, gross	540	10	625	13	170	15	259	35	293	1,780	3,740
Total gross portfolio	250,432	13,278	2,109	9,585	2,890	34	523	6,194	1,360	8,120	294,525

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10     Financial instruments, (continued)

10.2    Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Allowance for portfolio under no renegotiated terms	19,428	18,980	16,585
Allowance for portfolio with renegotiated terms	2,193	2,356	3,717
Write-offs for the period	(5)	(1,605)	(474)
Total	21,616	19,731	19,828

As of December 31, 2016 and 2015, movements in provisions are detailed as follows

Reconciliation	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Opening balance	19,731	19,828	20,650
Additional provisions	10,632	2,836	1,097
Increase (decrease) in existing provisions	(8,747)	(2,933)	(1,919)
Final Balance	21,616	19,731	(19,828)

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10     Financial instruments, (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2016, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$320,155 and as of December 31, 2015 such contracts amounted to ThUS$331,853 and as of December 31, 2014 such contracts amounted to ThUS$343,519.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	830	789	41	(9)	32

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	43,235	28,108	(29)	5	(24)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.3    Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	218	(294)	76	(19)	57

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	74,786	(29,245)	86	96	182
December 31, 2014	37,034	(43,236)	1,638	(311)	1,327

The balances in the “effect on profit or loss” column consider the effects of the contracts in force as of December 31, 2016 and December 31, 2015.

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
C	51,315	UF	12/01/2026
H	191,638	UF	01/05/2018
M	46,463	UF	02/01/2017
O	68,339	UF	02/01/2017

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

Notes to the Consolidated Financial Statements as of December 31, 2016

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

10.4    Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2016 and December 31, 2015, the detail is as follows:

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	101,270	-	101,270	178,183	140,000	318,183
Obligations with the public (bonds)	58,973	1,059,706	1,118,679	221,092	1,077,172	1,298,264
Derivatives	1,920	-	1,920	981	-	981
Hedging liabilities	16,981	33,732	50,713	1,774	73,031	74,805
Total	179,144	1,093,438	1,272,582	402,030	1,290,203	1,692,233

Current and non-current bank borrowings

As of December 31, 2016 and December 31, 2015, the detail is as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Long-term bank borrowings	-	140,000
Short-term bank borrowings	101,270	97,079
Current portion of long-term bank borrowings	-	81,104
Short-term borrowings and current portion of long-term borrowings	101,270	178,183
Total bank borrowings	101,270	318,183

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4    Financial liabilities, continued

a)         Bankborrowings, current:

As of December 31, 2016 and December 31, 2015, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.00%	1.00%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.85%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.84%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	0.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%

		12/31/2016			12/31/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	30	20,000	20,030	-	20,030
SQM.S.A.	Banco Estado	-	20,412	20,412	-	20,919	20,919	-	20,919
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,057	17,057	-	17,057
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,010	3,010	-	3,010
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,042	20,042	-	20,042
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,212	-	20,212	-	20,212
Total		20,000	80,412	100,412	20,242	81,028	101,270	-	101,270

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10     Financial instruments (continued)

10.4     Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.70%	0.70%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.44%	0.44%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.05%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.39%

		12/31/2015			12/31/2015
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	13	20,000	20,013	-	20,013
SQM.S.A.	Banco Estado	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	8	17,000	17,008	-	17,008
SQM S.A.	Banco Estado NY Branch	-	-	-	1,067	-	1,067	-	1,067
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	16	20,000	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,032	-	20,032	-	20,032
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,137	40,137	(49)	40,088
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,052	20,052	(54)	19,998
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,010	20,010	(58)	19,952
Total		20,000	157,000	177,000	21,145	157,199	178,344	(161)	178,183

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10     Financial instruments (continued)

10.4     Financial liabilities, continued

b) Unsecured obligations, current:

As of December 31, 2016 and December 31, 2015, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2016	US$	Semiannual	Upon maturity	1.97%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2017	US$	Semiannual	Upon maturity	3.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	10/3/2016	US$	Semiannual	Upon maturity	2.48%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/1/2016	UF	Semiannual	Semiannual	1.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2017	UF	Semiannual	Semiannual	2.47%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2017	UF	Semiannual	Upon maturity	0.69%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2017	UF	Semiannual	Upon maturity	3.00%	3.80%

			12/31/2016			12/31/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$250,000	-		-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-		-	4,649	-	4,649	(433)	4,216
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S,A,	Chile	C		5,903	5,903	-	6,098	6,098	-	6,098
SQM S,A,	Chile	H	-	-	-	3,726	-	3,726	(139)	3,587
SQM S,A,	Chile	M	39,356	-	39,356	39,893	-	39,893	(11)	39,882
SQM S,A,	Chile	O	-	-	-	926	-	926	(67)	859
Total			39,356	5,903	45,259	49,194	11,430	60,624	(1,651)	58,973

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4    Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.52%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			12/31/2015			12/31/2015
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	-	200,000	200,000	-	202,586	202,586	(73)	202,513
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S,A,	Chile	C	-	5,413	5,413	-	5,610	5,610	-	5,610
SQM S,A,	Chile	H	-	-	-	3,417	-	3,417	(139)	3,278
SQM S,A,	Chile	M	-	-	-	492	-	492	(130)	362
SQM S,A,	Chile	O	-	-	-	849	-	849	(67)	782
Total			-	205,413	205,413	9,406	213,528	222,934	(1,842)	221,092

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4    Financial liabilities, continued

c)         Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2016 and December 31, 2015 are detailed as follows:

Debtor			Creditor			Currency or adjustment index	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%

		Nominal non-current maturities				Non-current maturities
		12/31/2015				12/31/2015
Company	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4     Financial liabilities, continued

d)          Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2016 and December 31, 2015 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2016							Non-current maturities 12/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(904)	249,096
ThUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,069)	246,931
ThUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,230)	296,770
C	5,903	5,903	5,903	5,903	29,519	53,131	5,903	5,903	5,903	5,903	29,519	53,131	-	53,131
H	-	-	-	-	157,426	157,426	-	-	-	-	157,426	157,426	(1,671)	155,755
O	-	-	-	-	59,035	59,035	-	-	-	-	59,035	59,035	(1,012)	58,023
Total	5,903	255,903	5,903	5,903	795,980	1,069,592	5,903	255,903	5,903	5,903	795,980	1,069,592	(9,886)	1,059,706

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4   Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2016 and December 31, 2015, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2015							Non-current maturities 12/31/2015
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,290)	248,710
ThUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,502)	246,498
ThUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,843)	296,157
C	5,413	5,413	5,413	5,413	32,482	54,134	5,413	5,413	5,413	5,413	32,482	54,134	-	54,134
H	-	-	-	-	144,357	144,357	-	-	-	-	144,357	144,357	(1,810)	142,547
M	36,089	-	-	-	-	36,089	36,089	-	-	-	-	36,089	(17)	36,072
O	-	-	-	-	54,134	54,134	-	-	-	-	54,134	54,134	(1,080)	53,054
Total	41,502	5,413	255,413	5,413	780,973	1,088,714	41,502	5,413	255,413	5,413	780,973	1,088,714	(11,542)	1,077,172

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10     Financial instruments (continued)

10.4  Financial liabilities, continued

e)	Additional information

Bonds

On the 30 of September 2016 and the 31st of December 2015, short term bonds of ThUS$58,973 and ThUS$221,092 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,059,706 on the 31 of December 2016 and ThUS$1,077,172 on the 31st December 2015, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2016 and December 31, 2015, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2016, December 31, 2015 and December 31,2014, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Principal payment	5,729	5,729	6,301
Interest payment	3,275	3,570	3,184

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2016, December 31, 2015 and December 31,2014, the Company has made the following payments with a charge to the Single series bonds:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Payments of principal owed	200,000	-	-
Payments of interest	6,125	12,250	12,250

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4      Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2016, December 31, 2015 and December 31,2014, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Payments of interest, Series H bonds	7,289	7,696	8,496
Payment of principal of Series G bonds	-	-	39,713
Payments of interest, Series G bonds	-	-	1,366

Notes to the Consolidated Financial Statements as of December 31, 2016

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

As of December 31, 2016, December 31, 2015 and December 31,2014, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Interest payment	13,750	13,750	13,750

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

As of December 31, 2016, December 31, 2015 and December 31,2014 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014
Payment of interest, Series M bonds	1,242	1,248	1,380
Payment of interest, Series O bonds	2,142	2,153	2,381

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2016, December 31, 2015 and December 31,2014, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	10,875	10,875	10,875

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.4     Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250,000

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

As of December 31, 2016, December 31, 2015 and December 31,2014, the following payments have been made.

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	10,938	8,203	-

10.5	Trade and other payables

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	200,215	-	200,215	136,668	-	136,668
Other accounts payable	281	-	281	172	-	172
Total	200,496	-	200,496	136,840	-	136,840

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2016, the Company has purchase orders amounting to ThUS$19,959 (ThUS$15,888 as of December 31, 2015).

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10    Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2016 ThUS$	Effect on profit or loss as of 12/31/2016	12/31/2015 ThUS$	Effect on profit or loss as of 12/31/2015	12/31/2014 ThUS$	Effect on profit or loss as of 12/31/2014
		ThUS$		ThUS$		ThUS$
Current
Derivative instruments (Forward)	-	-	-	-	457
Derivative instruments (options)	-	-	215	1,304	1,410
Derivative instruments (IRS)	-	(229)	283	(242)	736	1,637
	-	(229)	498	1,062	2,603	1,637

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of December 31, 2016, including derivatives, received during the year.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10      Financial instruments (continued)

10.7	Financial asset and liability categories

a) Financial Assets

		12/31/2016			12/31/2015
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	instruments	Amount	Amount	Amount	Amount	Amount	Amount
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent		514,669	-	514,669	527,259	-	527,259
Trade receivables due from related parties		82,259	-	82,259	99,907	-	99,907

Financial assets measured at amortized cost	Term deposits	284,160	44	284,204	617,267	42	617,309
Loans and receivables measured at amortized cost	Trade and other receivables	368,761	1,840	370,601	302,225	1,050	303,275
Total financial assets measured at amortized cost		1,249,849	1,884	1,251,733	1,546,658	1,092	1,547,750

Financial assets at fair value through profit or loss	Derivative instruments	5,029	7,156	12,185	19,058	-	19,058
Financial assets classified as available for sale at fair value through equity	Other investments	-	6,899	6,899	-	444	444
Total financial assets at fair value		5,029	14,055	19,084	19,058	444	19,502
Total financial assets		1,254,878	15,939	1,270,797	1,565,716	1,536	1,567,252

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10      Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)        Financial liabilities

		12/31/2016			12/31/2015
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	instruments	Amount	Amount	Amount	Amount	Amount	Amount
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade payables due to related parties		7	-	7	435	-	435
Financial liabilities at fair value through profit or loss	Derivative instruments	18,901	33,732	52,633	2,755	73,031	75,786
Financial liabilities at fair value through profit or loss		18,908	33,732	52,640	3,190	73,031	76,221

Financial liabilities measured at amortized cost	Bank borrowings	101,270,	-	101,270	178,183	140,000	318,183
Financial liabilities measured at amortized cost	Obligations with the public	58,973	1,059,706	1,118,679	221,092	1,077,172	1,298,264
Financial liabilities measured at amortized cost	Trade and other payables	200,496	-	200,496	136,840	-	136,840
Total financial liabilities measured at amortized cost		360,739	1,059,706	1,420,445	536,115	1,217,172	1,753,287
Total financial liabilities		379,647	1,093,438	1,473,085	539,305	1,290,203	1,829,508

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10      Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10      Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a) Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

b) Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

c) Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2

	Fair value	Measurement methodology
	12/31/2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	6,879	6,879	-	-
Non-hedging derivatives
Forwards	924	-	924	-
Options	426	-	426	-
Swaps	2,745	-	2,745	-
Hedging derivatives
Swaps	8,090	-	8,090	-
Other	64	-	64	-
Financial liabilities
Non-hedging derivatives
Forwards	1,557	-	1,557	-
Options	363	-	363	-
Hedging derivatives
Swaps	50,713	-	50,713	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10      Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2015	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Investment in companies	424	424	-	-
Non-hedging derivatives
Forwards	18,709	-	18,710	-
Options	349	-	349	-
Other	62	-	63	-
Financial liabilities
Non-hedging derivatives
Forwards	574	-	574	-
Options	407	-	407	-
Hedging derivatives
Swaps	74,805	-	74,805	-

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2016 and December 31, 2015, assets pledged as guarantees are as follows:

Restricted cash	12/31/2016 ThUS$	12/31/2015 ThUS$
Isapre Norte Grande Ltda.	685	496
Total	685	496

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10 Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values due to the maturity of such accounts at short-term.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 10 Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	514,669	514,669	527,259	527,259
Current trade and other receivables	368,761	368,761	302,225	302,225
Receivables due from related parties, current	82,259	82,259	99,907	99,907
Other financial assets, current:
- Time deposits	284,160	284,160	617,267	617,267
- Derivative instruments	4,095	4,095	19,058	19,058
- Hedging assets	934	934	-	-
Total other current financial assets	289,189	289,189	636,325	636,325
Non-Current Trade Receivables	1,840	1,840	1,050	1,050
Other non-current financial assets:	14,099	14,099	486	486
Other non-current financial assets:	14,099	14,099	486	486
Other financial liabilities, current:
- Bank loans	101,270	101,270	178,183	178,183
- Derivative instruments	1,920	1,920	981	981
- Hedging liabilities	16,981	16,981	1,774	1,774
- Unsecured obligations	58,973	58,973	221,092	221,092
Other financial liabilities, current	179,144	179,144	402,030	402,030
Current and non-current accounts payable	200,496	200,496	136,840	136,840
Payables due to related parties, non-current	7	7	435	435
Other non-current financial liabilities:
- Bank loans	-	-	140,000	160,265
- Unsecured obligations	1,059,706	1,195,512	1,077,172	1,221,002
- Non-current hedging liabilities	33,732	33,732	73,031	73,031
Other non-current financial liabilities:	1,093,438	1,229,244	1,290,203	1,454,298

All of the resulting fair value estimates are included in level 1 and 2.

10.11 Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 11 Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2016 and December 31, 2015, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method			Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	-	1,535	-	819	942	-	-	-	819	942
Abu Dhabi Fertilizer Industries WWL	13,343	11,766	1,482	1,455	1,783	-	455	1,482	1,910	1,783
Doktor Tarsa Tarim Sanayi AS	16,712	15,032	4,026	2,505	4,138	590	-	4,616	2,505	4,138
Ajay North America	13,457	12,913	2,794	3,600	6,188	-	-	2,794	3,600	6,188
Ajay Europe SARL	7,373	7,202	1,132	1,732	2,570	(7)	(21)	1,126	1,711	2,540
SQM Eastmed Turkey	-	70	(100)	(4)	(21)	-	-	(100)	(4)	(21)
Charlee SQM Thailand Co. Ltd,	1,763	1,318	244	122	158	-	89	244	210	158
Kore Potash Ltd.	20,000	-	-	-	-	-	-	-	-	-
Total	72,648	49,836	9,578	10,229	15,758	583	523	10,162	10,751	15,728

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					12/31/2016	12/31/2015
					ThUS$	ThUS$

Sales de Magnesio Ltda. (1)	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	409	286
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2.605	5.185
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1.338	1.748
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	296
Kore Potash Ltd.	Prospecting, exploration and mining development	L 3 88 William St Perth, was 6000	Australia	18,02%	-	-

(1)	During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. This transaction generated a gain of ThUS$7,636. See Note 26.5 of our consolidated financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 11 Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2016
						Gain (loss) from	Other
	Assets		Liabilities			continuing	Comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	-	-	-	-	-	-	-	-
Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)	-	(200)
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

12/31/2015
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,426	21,686	1,410	23,096

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 11 Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates, continued

12/31/2014
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,957	481	2,099	22	12,750	1,883	-	1,883
Abu Dhabi Fertilizer Industries WWL	31,010	2,795	6,048	-	53,186	4,819	-	4,819
Doktor Tarsa Tarim Sanayi AS	75,497	10,099	39,515	16,344	83,397	8,275	-	8,275
Ajay North America	20,912	10,269	3,568	-	60,101	12,628	-	12,628
Ajay Europe SARL	21,929	2,103	8,023	-	51,687	5,142	(59)	5,083
SQM Eastmed Turkey	10	228	62	-	-	(42)	-	(42)
Charlee SQM Thailand Co. Ltd.	8,279	669	4,435	-	12,968	394	-	394
Total	161,594	26,644	63,750	16,366	274,089	33,099	(59)	33,040

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 11 Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2016 and December 31, 2015.

The basis of preparation of the financial information of associates was adjusted to confirm with the accounting policies of the Company.

11.4	Disclosures on interest in associates

a) Transactions conducted in 2016:

During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. generating a gain of ThUS$7,636.

During November 2016, SQM S.A. made a capital contribution of ThUS$20,000, in exchange for 18.02% of the interest of Kore Potash Limited. This contribution was paid to Elemental Minerals Limited.

Notes to the Consolidated Financial Statements as of December 31, 2016

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

a) Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. entered into an agreement to enter a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$104.

b) Operations conducted in 2015

During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received
					12/31/2016	12/31/2015
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab (Puerto Real)	Spain	50%	-	-
SQM Vitas Holland B.V	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Netherlands	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Netherlands	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	12,150	13,257	12,819	1,372	(845)	(414)
Coromandel SQM India	1,499	962	754	435	88	128
SQM Vitas Fzco,	17,956	11,604	9,189	3,458	369	2,049
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,618	2,462	1,969	163	495	494
SQM Vitas Holland	1,269	1,181	1,324	171	(10)	101
Minera Exar S.A.	25,000	-	-	-		-
Total	60,492	29,466	26,055	5,599	97	2,358

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	-	(12)	(1)	(1,372)	(857)	(415)
Coromandel SQM India	-	-	-	435	88	128
SQM Vitas Fzco,	449	9,686	(457)	3,907	10,055	1,592
SQM Star Qingdao Corp. Nutrition Co. Ltd.	-	-	-	163	495	494
SQM Vitas Holland	-	-	-	171	(11)	101
Minera Exar S.A.	-		-	-		-
Total	449	9,674	(458)	3,304	9,770	1,900

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 12 Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share on profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	9,343	3,722	5,760	4,570	(72)	1,045
SQM Vitas Peru S.A.C (1)	5,964	5,061	4,993	815	786	948
SQM Vitas Southern Africa (1)	-	-	180			(907)
SQM Vitas Spain (2)	-	1,182	1,023	-	(251)	291
SQM Vitas Plantacote B.V. (2)	588	3,598	1,135	187	215	1
Total	15,895	13,563	13,001	5,572	678	1,378

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015		12/31/2016	12/31/2015
	ThUS$	ThUS$		ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	2,845	-	-	5,130	(36)	522
SQM Vitas Peru S.A.C (1)	-	-	-	408	393	474
SQM Vitas Southern Africa (1)	-	-	-			(453)
SQM Vitas Spain (2)	-	-	-	-	109	145
SQM Vitas Plantacote B.V. (2)	-	-	-	(80)	(125)	-
Total	2,,845	-	-	5,458	341	688

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

Notes to the Consolidated Financial Statements as of December 31, 2016

 Note 12 Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2016
	Assets		Liabilities
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco,	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

	12/31/2015
	Assets		Liabilities
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil Agroindustria	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru S.A.C	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland B.V	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 12 Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures, continued:

	12/31/2014
	Assets		Liabilities
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	61,381	8,734	44,478	-	95,292	(829)	(2)	(831)
Coromandel SQM India	4,820	1,043	4,294	63	6,723	256	-	214
SQM Vitas Fzco.	6,366	13,611	1,600	-	25,485	4,098	(913)	3,185
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,363	229	634	20	9,496	988	-	988
SQM Vitas Brazil Agroindustria	39,006	8,644	41,980	-	83,022	1,046	-	1,046
SQM Vitas Peru S.A.C	25,346	3,146	23,463	35	39,321	949	-	949
SQM Vitas Southern Africa	3,703	720	4,243		17,117	(907)		(907)
SQM Vitas Spain	2,066	808	1,851	-	10,969	252	-	252
SQM Vitas Holland B.V.	512	2,158	19	-	-	204	-	350
SQM Vitas Plantacote B.V.	1,529	6	401	-	4,010	1	-	1
Total	149,092	39,099	122,963	118	291,435	6.058	(915)	5,247

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	4,097	737	-	13,955	-	-
Coromandel SQM India	15	63	478	1,027	-	-
SQM Vitas Fzco,	11,514	7,574	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,756	3,870	-	-	-	-
SQM Vitas Brazil Agroindustria	2,168	827	8,718	11,215	-	-
SQM Vitas Peru S.A.C.	958	160	3,834	-	1,781	-
SQM Vitas Spain	-	272	-	-	-	-
SQM Vitas Holland B.V.	1,961	428	-	-	-	-
SQM Vitas Plantacote B.V.	615	802	-	-	-	-
Total	25,084	14,733	13,030	26,197	1,781	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 12 Joint Ventures (continued)

12.5	Other Joint Venture disclosures, continued:

	Depreciation and amortization expense			Interest expense			Income tax expense, continuing operations
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(691)	(687)	(680)	(433)	(241)	(831)	200	233	212
Coromandel SQM India	-	(69)	(70)	(49)	(73)	(47)	(44)	(89)	(122)
SQM Vitas Fzco.	(717)	(1,067)	(1,032)	(16)	(10)	(38)	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(64)	(66)	(60)	(1)	(2)	(1)	(195)	(378)	(331)
SQM Vitas Brazil Agroindustria	(438)	(29)	(405)	(2,127)	(1,651)	(1,310)	(337)	(49)	220
SQM Vitas Peru S.A.C.	(82)	(29)	(136)	(323)	-	(15)	(362)	(370)	(243)
SQM Vitas Southern Africa			(82)			(44)			(156)
SQM Vitas Spain	-	(116)	(113)	-	(4)	(17)	-	(73)	-
SQM Vitas Holland B.V	-	-	-	-	(2)	(6)	-	-	-
SQM Vitas Plantacote B.V.	-	-	(2)	(1)	(3)	(181)	-	-	-
Total	(1,992)	(2,063)	(2,580)	(2,950)	(1,986)	(2,490)	(738)	(726)	(420)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13 Intangible assets and goodwill

13.1	Balances

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Intangible assets other than goodwill	109,439	110,428
Goodwill	37,972	38,388
Total	147,411	148,816

The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC) of 8.04%.

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2016 and December 31, 2015 are detailed as follows:

		12/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,280	(16,234)	7,046
Intellectual property rights, patents and other industrial property rights, service	Finite	1,483	(1,023)	460
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,337	-	3,337
Intangible assets other than goodwill		126,696	(17,257)	109,439
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		164,668	(17,257)	147,411

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,251	(13,438)	9,813
Intellectual property rights, patents and other industrial property rights, service	Finite	1,448	(984)	464
Intellectual property rights, patents and other industrial property rights, service	Indefinite	96,500	-	96,500
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		124,850	(14,422)	110,428
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		163,238	(14,422)	148,816

a) Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b) Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13    Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,251	1,448	96,500	3,651	38,388	163,238
Additions	160	25	2,100	-	-	2,285
Other increases (decreases)	(131)	10	(4)	(314)	(416)	(855)

Final balance	23,280	1,483	98,596	3,337	37,972	164,668

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(13,438)	(984)	-	-	-	(14,422)
Additions	-	-	-	-	-	-
Amortization	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(1)	-	-	-	(1)

Final balance	(16,234)	(1,023)	-	-	-	(17,257)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2016, continued

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	9,813	464	96,500	3,651	38,388	148,816
Additions	160	25	2,100	-	-	2,285
Amortization	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	(131)	9	(4)	(314)	(416)	(856)

Final balance	7,046	460	98,596	3,337	37,972	147,411

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,062	1,524	97,386	3,698	38,388	164,058
Additions	189	15	-	-	-	204
Other increases (decreases)	-	(91)	(886)	(47)	-	(1,024)

Final balance	23,251	1,448	96,500	3,651	38,388	163,238

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(9,996)	(939)	-	-	-	(10,935)
Additions	-	-	-	-	-	-
Amortization	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	(10)	-	-	-	-	(10)

Final balance	(13,438)	(984)	-	-	-	(14,422)

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	13,066	585	97,386	3,698	38,388	153,123
Additions	189	15	-	-	-	204
Amortization	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	(10)	(91)	(886)	(47)	-	(1,034)

Final balance	9,813	464	96,500	3,651	38,388	148,816

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, gross	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	5,342	1,576	97,392	4,081	38,388	146,779
Additions	14,462	-	-	-	-	14,462
Other increases (decreases)	3,258	(52)	(6)	(383)	-	2,817

Final balance	23,062	1,524	97,386	3,698	38,388	164,058

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,146)	(882)	-	-	-	(4,028)
Additions	-	-	-	-	-	-
Amortization	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	(3,303)	1	-	-	-	(3,302)

Final balance	(9,996)	(939)	-	-	-	(10,935)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 13 Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	2,196	694	97,392	4,081	38,388	142,751
Additions	14,462	-	-	-	-	14,462
Amortization	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	(45)	(51)	(6)	(383)	-	(485)

Final balance	13,066	585	97,386	3,698	38,388	153,123

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment

As of December 31, 2016 and December 31, 2015, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2016 ThUS$	12/31/2015 ThUS$
Property, plant and equipment, net
Land	32,701	34,589
Buildings	120,691	128,375
Machinery	312,878	393,461
Transport equipment	2,153	14,766
Furniture and fixtures	5,429	8,516
Office equipment	5,768	6,168
Production plants	113,630	80,027
Mining assets	29,726	41,392
Constructions in progress	170,710	151,831
Other property, plant and equipment (1)	739,024	824,451
Total	1,532,710	1,683,576
Property, plant and equipment, gross
Land	32,701	34,589
Buildings	272,791	264,645
Machinery	1,223,174	1,211,927
Transport equipment	74,628	79,979
Furniture and fixtures	38,264	37,492
Office equipment	37,665	38,285
Production plants	227,494	171,769
Mining assets	230,567	228,240
Constructions in progress	170,710	151,831
Other property, plant and equipment	1,832,847	1,804,515
Total	4,140,841	4,023,272

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	152,100	136,270
Accumulated depreciation and impairment of machinery	910,296	818,466
Accumulated depreciation and impairment of transport equipment	72,475	65,213
Accumulated depreciation and impairment of furniture and fixtures	32,835	28,976
Accumulated depreciation and impairment of office equipment	31,897	32,117
Accumulated depreciation and impairment of production plants	113,864	91,742
Accumulated depreciation and impairment of mining assets	200,841	186,848
Accumulated depreciation and impairment of other property, plant and equipment	1,093,823	980,064
Total	2,608,131	2,339,696

(1) The detail of other property, plant and equipment is as follows:

	12/31/2016 ThUS$	31/12/2015 ThUS$
Other property, plant and equipment, net
Conveyor belt system in plant	33,046	39,666
Tank (TK)	18,993	26,046
Geomembrane/liner		155,409
Electric facilities	45,408	56,600
Lights	1,110	2,252
Other constructions	126,969	109,478
Piping		17,174
Pool	284,025	160,869
Well (water)	42,584	44,432
Pipes/HDPE lines	127,805	131,431
Railroad track	2,274	11,001
Other property, plant and equipment	56,810	70,093
Total	739,024	824,451

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2016, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,769	228,240	151,831	1,804,515	4,023,272
Changes
Additions	-	-	1,192	50	14	763	-	-	145,606	1,473	149,098
Divestitures	-	-	(1,166)	(5,540)	(28)	(1)			(3,370)	(753)	(10,858)
Increase(decrease) in foreign currency exchange	28	1	18	8	-	52	-	-	-	65	172
Reclassification	-	8,145	11,203	277	786	548	55,725	2,327	(101,105)	27,950	5,856
Other increases (decreases) (*)	(25)	-	-	(146)	-	(1,982)	-	-	(22,252)	(209)	(24,614)
Decreases for classification as held-for-sale (1)	(1,891)	-	-	-	-	-	-	-	-	(194)	(2,085)
Total changes	(1,888)	8,146	11,247	(5,351)	772	(620)	55,725	2,327	18,879	28,332	117,569
Final balance	32,701	272,791	1,223,174	74,628	38,264	37,665	227,494	230,567	170,710	1,832,847	4,140,841

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2016, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)		(980,064)	(2,339,696)
Changes
Divestitures	-	-	759	5,540	28	-	-	-	-	-	6,327
Depreciation expense	-	(14,379)	(81,090)	(2,682)	(3,426)	(1,893)	(22,125)	(13,993)	-	(100,069)	(239,657)
Impairment		(180)	(5,612)	(14,209)	(269)	-	-	-	-	(11,312)	(31,582)
Increase(decrease) in foreign currency exchange	-	(13)	-	(14)	-	(28)	-	-	-	(13)	(68)
Reclassification	-	(1,258)	(5,889)	3,974	(192)	(36)	-	-	-	(2,455)	(5,856)
Other increases (decreases) (*)	-	-	2	129	-	2,177	3	-	-	61	2,372
Decreases for classification as held-for-sale (1)	-	-	-	-	-	-	-	-	-	29	29
Total changes	-	(15,830)	(91,830)	(7,262)	(3,859)	220	(22,122)	(13,993)	-	(113,759)	(268,435)
Final balance	-	(152,100)	(910,296)	(72,475)	(32,835)	(31,897)	(113,864)	(200,841)	-	(1,093,823)	(2,608,131)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2016, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576
Changes
Additions	-	-	1,192	50	14	763	-	-	145,606	1,473	149,098
Divestitures	-	-	(407)	-	-	(1)	-	-	(3,370)	(753)	(4,531)
Depreciation expense	-	(14,379)	(81,090)	(2,682)	(3,426)	(1,893)	(22,125)	(13,993)	-	(100,069)	(239,657)
Impairment (**)		(180)	(5,612)	(14,209)	(269)	-	-	-	-	(11,312)	(31,582)
Increase(decrease) in foreign currency exchange	28	(12)	18	(6)	-	24	-	-	-	52	104
Reclassification	-	6,887	5,314	4,251	594	512	55,725	2,327	(101,105)	25,495	-
Other increases (decreases) (*)	(25)	-	2	(17)	-	195	3	-	(22,252)	(148)	(22,242)
Decreases for classification as held-for-sale (***)	(1,891)	-	-	-	-	-	-	-	-	(165)	(2,056)
Total changes	(1,888)	(7,684)	(80,583)	(12,613)	(3,087)	(400)	33,603	(11,666)	18,879	(85,427)	(150,866)
Final balance	32,701	120,691	312,878	2,153	5,429	5,768	113,630	29,726	170,710	739,024	1,532,710

(*) The net balance of other increases (decreases) corresponds to: 1) Work in progress which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects which correspond to prospecting and stain development.

(**) See Note 14.4

(***) The Company classifies as non-current assets held-for-sale the property, plant and equipment (assets that are going to be sold), the ones that as of the closing of the financial statements had entered into a sale process and is expected to finalized in the 12 months following the closing of the said financial statements. These assets are valued at the book value or at sale value minus the costs associated with the sale, whichever is lower. The depreciation of these assets is stopped at the moment that they are considered held-for-sale assets.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	240,356	1,145,426	78,402	32,082	35,512	171,277	225,917	237,321	1,711,266	3,912,181
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Impairment	-	-	-	-	-	-	-	-	(3,195)	-	(3,195)
Increase(decrease) in foreign currency exchange	(82)	-	(53)	(23)	-	(104)	-	-	(1)	(180)	(443)
Reclassification	-	23,355	68,187	3,742	5,382	1,585	491	2,324	(178,445)	88,703	15,324
Other increases (decreases) (*)		1	(2,729)	(2,169)		(45)	1	(1)	(40,032)	973	(44,001)
Total changes	(33)	24,289	66,501	1,577	5,410	2,773	492	2,323	(85,490)	93,249	111,091
Final balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,769	228,240	151,831	1,804,515	4,023,272

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(115,954)	(791,878)	(64,227)	(23,066)	(29,147)	(62,504)	(142,585)	-	(794,866)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(13,198)	(88,899)	(15,327)	(3,093)	(3,041)	(7,121)	(1,682)	-	(99,084)	(231,445)
Impairment	-	(747)	(5,107)	(248)	(1,157)	(10)	(473)	(13,554)		(15,527)	(36,823)
Increase(decrease) in foreign currency exchange	-	1	-	16	-	66	-	-	-	30	113
Reclassification	-	(5,348)	70,419	24,887	(433)	2	(21,644)	(29,027)	-	(54,180)	(15,324)
Other increases (decreases) (*)	-	(1,024)	(3,001)	(10,314)	(1,227)	13			-	(16,437)	(31,990)
Total changes	-	(20,316)	(26,588)	(986)	(5,910)	(2,970)	(29,238)	(44,263)	-	(185,198)	(315,469)
Final balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)	-	(980,064)	(2,339,696)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment (continued)

14.3	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	124,402	353,548	14,175	9,016	6,365	108,773	83,332	237,321	916,400	1,887,954
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Depreciation expense	-	(13,198)	(88,899)	(15,327)	(3,093)	(3,041)	(7,121)	(1,682)	-	(99,084)	(231,445)
Imperment		(747)	(5,107)	(248)	(1,157)	(10)	(473)	(13,554)	(3,195)	(15,527)	(40,018)
Increase(decrease) in foreign currency exchange	(82)	1	(53)	(7)	-	(38)	-	-	(1)	(150)	(330)
Reclassification	-	18,007	138,606	28,629	4,949	1,587	(21,153)	(26,703)	(178,445)	34,523	-
Other increases (decreases) (*)	-	(1,023)	(5,730)	(12,483)	(1,227)	(32)	1	(1)	(40,032)	(15,464)	(75,991)
Total changes	(33)	3,973	39,913	591	(500)	(197)	(28,746)	(41,940)	(85,490)	(91,949)	(204,378)
Final balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576

(*) The net balance of other increases (decreases) corresponds to: 1) Work in progress which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2016 and December 31, 2015, impairment adjustments were generated because of the closure of the railway stations for the transportation of products, see Note 34 and the closure of the Pedro de Valdivia mine site indicated in Note 32, respectively.

Railway for transportation of products from the Coya Sur location and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. Accordingly, starting from such date the Company has used the transport of trucks replacing the transport through the railway. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

The analysis of the internal and external reports performed during 2015 and 2016 concluded that the costs associated with repairing the damages caused by the rain storms would imply long-terms and high costs, and accordingly, it is not convenient at short and medium-term to repair the railway. Such decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$32 million which are reflected in the line other expenses by function in the consolidated statement of income for the period. Such amount approximately represents 0.8% of SQM’s total assets and 11% of SQM’s net income reported at the end of December 2016.

14.5	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$5,406 as of December 31, 2016 and ThUS$4,466 as of December 31, 2015.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 14 Property, plant and equipment (continued)

14.5	Additional information

Available for sale assets

Non-current assets held for sale and the components of groups held for sale classified as held for sale are recorded in the Consolidated Statement of Financial Position in a single line under the following concept: “Non-current assets or asset groups for disposal classified as held for sale.”

The main classes of assets of non-current assets held for sale are shown below.

Available for sale assets	12/31/2016	12/31/2015
	ThUS$	ThUS$

Land	1,891	-
Facilities and fixtures	165	-
Total	2,056	-

Note 15 Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2016	12/31/2015
	ThUS$	ThUS$
Current
Profit sharing and bonuses	20,998	13,445
Total	20,998	13,445

Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	22,532	21,995
Total	22,532	21,995

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 15   Employee benefits (continued)

15.2	Policies on defined benefit plan

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

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days (classified in Note 18.3).

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 15   Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	12/31/2016	12/31/2015
	ThUS$	ThUS$
Staff severance indemnities, Chile	21,384	20,883
Other obligations in companies elsewhere	1,148	1,112
Total other non-current liabilities	22,532	21,995

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.5522%.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Reconciliation	12/31/2016	12/31/2015	12/31/2014
Changes in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	7,949	7,324	6,922
Service cost	2	3	2
Interest cost	387	380	403
Actuarial loss	200	600	361
Benefits paid	(353)	(358)	(364)
Benefit obligation at the end of the year	8,185	7,949	7,324

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 15   Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2016	12/31/2015	12/31/2014
Changes in the plan assets:	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	7,464	7,967	7,909
Employer´s contributions	-	-	173
Actual return (loss) in plan assets	293	(145)	249
Benefits paid	(353)	(358)	(364)
Fair value of plan assets at the end of the year	7,404	7,464	7,967
Financing status	(782)	(485)	643
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(3,165)	(1,903)	(1,231)
Amortization during the year	184	68	30
Net estimated gain or loss occurred during the year	(451)	(1,330)	(702)
Adjustment to recognize the minimum pension obligation	(3,432)	(3,165)	(1,903)

The net periodic pension expense was composed of the following components for the years ended December 31, 2016, 2015 and 2014:

Reconciliation	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Service cost or benefits received during the year	2	3	2
Interest cost in benefit obligation	387	380	403
Actual return in plan assets	293	(145)	249
Amortization of prior year losses	184	68	30
Net gain during the year	610	728	340
Net periodic pension expense	29	(133)	(155)

15.5	Staff severance indemnities

As of December 31, 2016. 2015 and 2014, severance indemnities calculated at the actuarial value are as follows:

	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Opening balance	(21,995)	(30,952)	(32,137)
Current cost of service (*)	(1,333)	(898)	(1,294)
Interest cost	(1,407)	(1,588)	(2,020)
Actuarial gain/loss	(2,253)	1,242	(665)
Exchange rate difference	(1,215)	3,582	4,450
Benefits paid during the year	5,671	6,619	714
Balance	(22,532)	(21,995)	(30,952)

(*) Current cost for the year ended December 31, 2015 includes the reversal of a provision in the amount of ThUS$3,575 (see note 26.5).

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 15   Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)       Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2016	12/31/2015	12/31/2014

Mortality rate	RV - 2014	RV - 2009	RV – 2009
Actual annual interest rate	4.522%	4.89%	5.5%
Voluntary retirement rotation rate:
Men	7.16%	7.16%	1.71%	annual
Women	7.16%	7.16%	1.96%	annual
Salary increase	3.60%	3.60%	3.00%	annual
Retirement age:
Men	65	65	65	years
Women	60	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2016 and December 31, 2015, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 12/31/2016	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,576)	1,773
Employee turnover rate	(207)	231

Sensitivity analysis 12/31/2015	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,437)	1,607
Employee turnover rate	(250)	148

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 16   Executive compensation plan

Through the present date, the Company has a compensation plan with the purpose of encouraging the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1) Shares

Characteristics of the plan

This compensation plan was related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes eight executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options were the first seven calendar days of the month of May following the fiscal year end.

Compensation

The compensation for each executive was the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$50 per share. The Company reserves the right to exchange that benefit for shares or share options. The resulting amount would have been paid in cash directly to the executives.

The related liability is recorded in profit sharing and bonuses in note 15.1.

Movement for the period (number of shares)	2016	2015
In effect as of January 1	-	1.536,000
Former executives	-	(365,000)
Granted during the fiscal year	-	-
In circulation	-	1,171,000
Average contractual life	-	4 months
Executives	-	8

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 16   Executive compensation plan, continued

2) Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 24 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. Payment dates, if applicable, will be in 2021.

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, of US$23.43 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000. The resulting amount would have been paid in cash directly to the executives.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2016 and December 31, 2015 are the following:

Movement for the period (number of shares)	2016	2015
In effect as of January 1	405,000	390,000
Former executives	(45,000)	(45,000)
Granted during the fiscal year	-	60,000
In circulation	360,000	405,000
Average weighted contractual life	12 months	24 months
Executives	24	27

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

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

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its stricter level.

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

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2016	12/31/2015	Description (1)	Calculation (1)
Net Financial Debt ThUS$	468,725	528,649	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.02	3.84	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.17	0.18	Net Financial Debt divided by Total Equity	Net financial debt / (Net financial debt + Total Equity)
ROE	12.22%	9.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	16.0%	13.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.83	0.93	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity (continued)

17.1	Capital management, continued

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

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

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

As of December 31, 2016 and December 31, 2015, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares
Description of type of capital in preferred	12/31/2016		12/31/2015
shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2016 and December 31, 2015, the Company has not placed any new issuances of shares on the market.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2016 and December 31, 2015, this caption comprises the following:

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion	(19,463)	(14,035)	(7,701)
Reserve for cash flow hedges	64	(1,699)	(1,881)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	3,513		-
Reserve for actuarial gains or losses in defined benefit plans	(4,834)	(2,386)	(1,903)
Other reserves	7,832	(1,677)	(1,677)
Total other reserves	(12,888)	(19,797)	(13,162)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

The movements of other Reserves and Changes in ownership interest were as follows:

Reserve	Foreign currency exchange gains (losses) before taxes	Gains (losses) from cash flow hedges		Actuarial gains (loss)		Gains (losses) in financial assets measured at fair value through other comprehensive income		Other Miscellaneous	Total reserves
movement	Before taxes	Before taxes	Income taxes	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Initial balance current period January 1, 2014	(3,817)	(4,427)	661	(1,231)	-	-	-	(1,677)	(11,152)	661	(10,491)

Increase (decrease) in reserves	(4,016)	20,795	-	(672)	-	-	-	-	16,107	-	16,107
Deferred taxes	-	-	(311)	-	-	-	-	-	-	(311)	(311)
Reclassification profit or loss of reserves	-	(18,599)	-	-	-	-	-	-	(18,599)	-	(18,599)

Closing balance of current year, December 31, 2014	(7,833)	(2,231)	350	(1,903)		-	-	(1,677)	(13,644)	350	(13,294)

Increase (decrease) in reserves	(6,499)	854	-	(221)		-	-	-	(5,866)	-	(5,866)
Deferred taxes	-	-	95	-	(309)	-	-	-	-	(214)	(214)
Reclassification profit or loss of reserves	-	(767)	-	47	-	-	-	-	(720)	-	(720)

Closing balance of current year, December 31, 2015	(14,332)	(2,144)	445	(2,077)	(309)	-	-	(1,677)	(20,230)	136	(20,094)

Increase (decrease) in reserves	(2,252)	3,626	-	(3,397)		4,813	-	9,509	12,299	-	12,299
Deferred taxes	-	-	(470)	-	921	-	(1,300)	-	-	(849)	(849)
Reclassification profit or loss of reserves	-	(1,393)	-	28		-	-	-	(1,365)	-	(1,365)

Closing balance of current year, December 31, 2016	(16,584)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(9,296)	(713)	(10,009)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

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

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and; accordingly, have been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17   Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Other reserves

Corresponds to reserves from prior years through 2015 in reserves for currency translation differences, and reserves of prior years through 2015 in Retained earnings (losses) in the subsidiary SQM Ibeian S.A

Corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in the equity of SQM, through the application of the equity method.

Subsidiary - Associate	ThUS$
SQM Iberian S,A,	5,963
SQM Europe NV	1,958
Soquimich European holding B.V.	828
Abu Dhabi Fertilizer Industries WWL	455
Doktor Tarsa Tarim Sanayi AS	305

Total	9,509

2. Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).	(1,677)

Total Other reserves	7,832

17.4	Dividend policies

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

The Company’s dividend policy for 2016 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2016.

-	Distribution and payment, if possible during 2016, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2016 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2016, which are reflected in the Company’s financial statements as of December 31, 2016.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2016 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2017.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2016 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional dividends.

-	The Board of Directors does not consider the payment of any interim dividends

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17 - Disclosures on equity (continued)

17.5	Interim and provisional dividends – fiscal year 2016

On March 22, 2016, the Company communicated that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), at the Ordinary Meeting unanimously agreed the following:

Partially amend the “Dividend Policy for Commercial Year 2015 of SQM S.A.” which was reported to the Ordinary Shareholders’ Meeting of April 24, 2015 with the main purpose of including in such “Policy” the payment of an interim dividend of US$150,000,000, equivalent to US$0.56992 per share, which will be paid with a charge to retained earnings of SQM S.A.

On November 23, 2016, the Board of Directors of Sociedad Química y Minera de Chile S.A, approved paying a provisional dividend of US$225 million, equivalent to US$0.85487 per share with a charge to profit for 2016. Such amount would be paid at its equivalent in Chilean pesos using the Observed U.S. dollar exchange rate published in the Official Gazette on December 13, 2016.

This payment of dividend would be made in favor of the shareholders personally or through their duly authorized representatives from 9:00 am on December 20, 2016. The shareholders of record with the Shareholder’ Registry 5 business days prior to December 20, 2016.

Change in the Dividend Policy in 2016:

On November 23, 2016, the Board of Directors agreed: i) to pay and distribute on December 20, 2016, a provisional dividend of US$225 million, equivalent to US$0.85487 per share, to be charged against the 2016 net income, ii) to change the Dividend Policy for the 2016 business year, as discussed at the Annual General Shareholders’ meeting held on April 26, 2016, iii) that no further provisional dividend would be charged against the 2016 net income and iv) that the remaining amount of the net income for the 2016 business year, if any, would be withheld and used to finance of the Company’s operations of one or more of the Company’s investment projects and to fund all or part of any possible future expenditures, without prejudice.

On April 11, 2017, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2016 net income. This definitive dividend payment will be presented for consideration at the Annual General Shareholders’ Meeting held on April 28, 2017. Therefore, and subject to the approval at the Shareholders’ meeting, the Company shall pay a final dividend of US$1.05735 per share, the amount of US$0.85487 per share must be deducted from the final dividend, which was already paid as a provisional dividend on December 20, 2016. The balance, in the amount of US$0.20248 per share, shall be paid and distributed to Company’s shareholders, pending shareholders’ approval, on May 11, 2017.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 17 - Disclosures on equity (continued)

17.6	Interim and provisional dividends – fiscal year 2015

On November 17, 2015, the Board of Directors of Sociedad Química y Minera de Chile S.A. agreed that the Company pay and distribute a provisional dividend referred to in the “Dividend Policy for Commercial year 2015 of SQM S.A.” as agreed at the Annual General Ordinary Shareholders’ Meeting of April 24, 2015.

Accordingly, the Company paid and distributed starting from December 10, 2015 a provisional dividend per share of US$0.31915, which was equivalent to approximately US$84,000,000 and, this, to 49.82889% of net profit for distribution from the commercial year 2015, which was accumulated as of December 31 of such year. Such dividend will be charged to profit from the commercial year to the Shareholders recorded in the Shareholders’ Record of SQM on the fifth business day prior to December 10 indicated above and at its amount equivalent in Chilean pesos, the domestic currency at its "Observed U.S. Dollar” or “U.S. dollar” exchange rate published in the Official Gazette on December 3, 2015.

On April 24, 2015, at the Fortieth General Ordinary Shareholders’ Meeting, the shareholders agreed the payment of a dividend declared of US$0.56304 per share for the net profit obtained during the 2014 commercial year. From this dividend declared the amount of US$0.41493 per share was discounted, which was paid for the concept of the provisional dividend and the remaining balance, then amounting to US$0.14811 per share, was paid and distributed in favor of the Shareholders of SQM recorded with the related Shareholders’ Record on the fifth business day prior to the date in which the dividend was paid. Such amount was paid at its equivalent amount in Chilean pesos the domestic currency per the “Observed U.S. dollar” or “U.S. dollar” exchange rate, which was published on April 24, 2015.

Dividends presented deducted from equity are:

	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Dividends attributable to owners of the parent	3,014	3,248	114,487
Provisional dividend	225,000	106,584	38,983
Interim dividend	150,000	-	230,000
Total	378,014	109,832	383,470

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 18   Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	20,867	3,000	23,867	18,067	3,000	21,067
Provision for dismantling, restoration and rehabilitation cost (**)	-	5,890	5,890	-	5,890	5,890
Other provisions (***)	21,045	44	21,089	10,074	-	10,074
Total	41,912	8,934	50,846	28,141	8,890	37,031

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Chile, Brazil and the United States (see note 19.1). Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil, Chile and the United States). Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

(**) Such provision is calculated considering the instructions issued by the regulating agency (Servicio Nacional de Geología y Minería de Chile, Sernageomin (The Chilean National Geology and Mining Service).

(***) Provisions for executive bonus compensation and others.

The settlement of the aforementioned amounts is performed on a quarterly basis.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 18   Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2016	12/31/2015
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	750	610
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	11,452	6,310
Provision for additional tax related to foreign loans	450	524
Miscellaneous provisions	8,393	6,001
Total	21,045	13,445
Other long-term provisions
Mine closure	5,890	5,890
Miscellaneous	44	-
Total	5,934	5,890

18.3	Other liabilities current

Description of other liabilities	12/31/2016	12/31/2015
	ThUS$	ThUS$
Tax withholdings	14,340	5,946
VAT payable	3,949	6,677
Guarantees received	2,638	748
Accrual for dividend	1,189	23,887
Monthly tax provisional payments	9,545	5,985
Deferred income	6,507	9,764
Withholdings from employees and salaries payable	5,552	3,459
Accrued vacations	15,841	13,171
Other current liabilities	2,359	329
Total	61,920	69,966

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 18   Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	12/31/2016
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	21,067	-	5,890	13,445	40,402
Changes in provisions:
Additional provisions	-	-	2.800	-	-	12.764	15.564
Provision used	-	-	-	-	-	(5.715)	(5.715)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	128	128
others	-	-	-	-	-	467	467
Total provisions, final balance	-	-	23.867	-	5.890	21.089	50.846

	12/31/2015
Description of items that gave rise to variations	Guarantee	Restructuring (*)	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	16,327	8,500	-	-	14,733	39,560
Provision used	-	(16,327)	(10,000)	-	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(357)	(357)
Total provisions, final balance	-	-	21,067	-	5,890	13,445	40,402

(*) Provisions relating to restructuring in 2015 are related to the closure of the Pedro de Valdivia site. See Note 32.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 18   Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions, continued

	12/31/2014
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586
Changes in provisions:
Additional provisions	-	-	11,000	-	257	83	11,340
Provision used	-	-	-	-	-	(1,107)	(1,107)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(182)	(182)
Total provisions, final balance	-	-	22,567	-	5,890	8,180	36,637

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1. Plaintiff	:	Nancy Erika Urra Muñoz.
Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers.
Date	:	December 2008.
Court	:	1st Civil Court of Santiago.
Reason	:	Labor Accident.
Status	:	Appeal filed by the plaintiff.
Nominal value	:	ThUS$550.

2. Plaintiff	:	City of Pomona, California USA.
Defendants	:	SQM North America Corporation.
Date	:	December 2010.
Court	:	United States District Court Central District of California.
Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, and the court has scheduled for hearings on May 2017.
Nominal value	:	Not determined.

3. Plaintiff	:	City of Lindsay, California USA.
Defendants	:	SQM North America Corporation
Date	:	December 2010.
Court	:	United States District Court Eastern District of California.
Reason	:	Payment of expenses and other amount related o the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, and the court has scheduled for hearings on May 2017.
Nominal value	:	Not determined.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4. Plaintiff	:	H&V Van Mele N.V.
Defendants	:	SQM Europe N.V. and its insurance companies.
Date	:	July 2013.
Court	:	Commercial Court.
Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
Status	:	Evidence.
Nominal value	:	ThUS$430.

5. Plaintiff	:	Carlos Aravena Carrizo et al.
Defendants	:	SQM Nitratos S.A. and its insurers.
Date	:	May 2014.
Court	:	Commercial Court.
Reason	:	Compensation claim for alleged civil liability under tort as a result of an explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers. Out of court settlements were agreed and executedwith the families of five of such workers.
Status	:	Evidence.
Nominal value	:	ThUS$500.

6. Plaintiff	:	Corporación de Fomento de la Producción (CORFO).
Defendants	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
Date	:	May 2014.
Court	:	Arbitration court.
Reason	:	Early termination of Lease Agreement entered into on November 12, 1993 for (i) alleged failure in full payment of quarterly rental payments linked to certain products during the period 2009–2013 and (ii) alleged absence of demarcation of certain mining properties owned by Corfo which such agency never demarcated with respect to which never requested a demarcation in such Agreement and also seeking compensation for damages among other matters.
Status	:	Evidence.
Nominal value	:	ThUS$9,000.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7. Plaintiff	:	CORFO
Defendants	:	SQM Salar S.A, SQM Potasio S.A. and SQM S.A.
Date	:	August 2016.
Court	:	Arbitration Court- Arbitrator Mr. Héctor Humeres.
Reason	:	Project early termination entered on November 12, 1993 and other related contracts among other matters involving compensation for damages.
Status	:	Deliberation stage finished. Through resolution of January 24, 2017, the Court ordered accumulating this case with the case reported in No. 6 above.
Nominal value	:	Not determined.

8. Plaintiff	:	SQM Salar S.A and SQM S.A.
Defendants	:	CORFO
Date	:	September 28, 2016.
Court	:	Arbitration Court- Arbitrator Mr. Héctor Humeres.
Reason	:	Declaratory action to seek determination whether rent payments made by SQM Salar S.A. under the Lease Agreement entered into on November 12, 1993, have been in accordance with the agreement entered into by the parties and the rent formula applied has been useful for CORFO.
Status	:	Deliberation stage finished. Through resolution of January 24, 2017, the Court ordered accumulating this case with the case reported in No. 6 above.
Nominal value	:	Not yet defined.

9. Plaintiff	:	Evt Consulting SpA.
Defendants	:	SQM Nitratos S.A.
Date	:	October 2014.
Court	:	23th Civil Court of Santiago.
Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
Status	:	Judgment of December 15, 2016 final judgment, absolving SQM Nitratos S.A. of the payment of compensation. An appeal and appeal in cassation was filed by the plaintiff and an appeal was filed by SQM Nitratos S.A.
Nominal value	:	ThUS$835

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10. Plaintiff	:	Hugo Gutiérrez Gálvez
Defendants	:	Sociedad Química y Minera de Chile S.A. et al and Senators Jaime Orpis B. and Fulvio Rossi C.
Date	:	July 2015.
Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
Reason	:	Alleged extortion–bribery and money laundering under Law No. 20.393 on the Legal Responsibility of Juridical Persons and other standards.
Status	:	Initial filing.
Nominal value	:	None.

11. Plaintiff	:	Patricio Contesse G.
Defendants	:	SQM S.A.
Date	:	September 2015
Court	:	First Labor Court of Santiago.
Reason	:	Seeking the payment of severance indemnities and other employment termination benefits.
Status	:	On March 27, 2017, the Company reached an agreement with Mr. Contesse to terminate the labor lawsuit Mr. Contesse filed against the Company.
Nominal value	:	ThUS$5,665.

12. Plaintiff	:	SQMS and SQM S.A.
Defendants	:	RSA Seguros Chile S.A.
Date	:	In August 2016.
Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
Status	:	Deliberation stage finished
Nominal value	:	US$20,657,860.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13. Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff – Class Action – Class Period.
Defendants	:	Sociedad Química y Minera de Chile S.A.
Date	:	January 2016.
Court	:	United States District Court – Southern District of New York.
Reason	:	Class Actions – Class Period. SQM would have not reported properly to the US Securities and Exchange Commission on certain expenses made during certain years which could be associated with alleged contributions to politicians. Such expenses would not have the related supporting documentation for being substantiated as necessary to generate income and this would have generated the intervention by several Chilean Government authorities – the Chilean Superintendence of Securities and Insurance (SVS), the Chilean Internal Revenue Service and Public Ministry – and the decrease of the value of the shares –ADS’s of SQM owned by the plaintiffs.
Status	:	On March 28, 2017, the district court issued an opinion and order denying in part and granting in part the motion to dismiss.
14. Plaintiff	:	Thorco Shipping A/S
Defendants	:	Sociedad Química y Minera de Chile S.A.
Date	:	January 2015.
Court	:	Arbitration court – London Maritime Arbitrators' Association.
Reason	:	Lawsuit seeking compensation for damages alleging a freight agreement breach.
Status	:	On January 31, 2017, the Company was ordered to pay US$247,845. The Company has filed an appeal against such judgment.
Nominal value	:	ThUS$325

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

15. Plaintiff	:	Ernesto Saldaña González et al.
Defendants	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies.
Date	:	May 2016.
Court	:	13th Civil Court of Santiago.
Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident occurred on July 21, 2014 to Mr. Marco Antonio Saldaña González while he was repairing a truck of a contractor in the María Elena location which resulted in his death when a portion of the truck’s structure fell down on him.
Status	:	Evidentiary stage.
Nominal value	:	ThUS$515.

16. Plaintiff	:	María Yolanda Achiardi Tapia et al.
Defendants	:	SQM Salar S.A. and its insurance companies and other 5 defendants
Date	:	February 2015.
Court	:	1st Civil Court of Antofagasta.
Reason	:	Lawsuit seeking compensation for damages for the alleged civil liability in tort law arising from a traffic accident occurred in April 20, 2011 in the city of Antofagasta, caused by a bus subcontracted by a Contractor, resulting in the death of three people travelling in a light vehicle which was collided by the bus.
Status	:	The lawsuit has not been served to one of the defendants.
Nominal value	:	ThUS$1,265.

17. Plaintiff	:	SQM
Defendants	:	AES Gener S.A. y Empresa Eléctrica Cochrane S.A.
Date	:	April 2017
Court	:	Arbitration Panel
Reason	:	Lawsuit seeking the declaration from the arbitration panel with respect to the non-compliance by defendants of the requirements under the power purchase agreement to charge SQM the costs of the so called green tax under Law. 20.780.
Status	:	SQM has asked for the constitution of the arbitral panel. Claim has to be filed during May 2017.
Nominal value	:	Undetermined.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

18. Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane S.A.
Defendants	:	SQM
Date	:	April 2017
Court	:	Arbitration Panel
Reason	:	Lawsuit to solve differences in the amount to be charged by plaintiffs to SQM in connection a change of law provision contained in the power purchase agreement, with respect to the so called green tax under Law. 20.780.
Status	:	Plaintiffs has asked for the constitution of the arbitral panel.
Nominal value	:	Undetermined.

19. Plaintiff	:	Union No. 2 SQM Nueva Victoria
Defendants	:	SQM Nitratos S.A.
Date	:	November 2016
Court	:	Iquique Labor Court
Reason	:	The Union claims SQM miscalculated the formula of the incentive bonus to be paid under the current collective agreement between SQM and the Union.
Status	:	Discussion period
Nominal value	:	ThUS$385.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitration or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$1,200.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed ThUS$200.

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of December 31, 2016, the aforementioned financial indicators are as follows:

Indicator	12/31/2016	12/31/2015
Equity ThUS$	2,307,272	2,400,356
Net Financial Debt/ EBITDA	0.58	0.73
Indebtedness	0.83	0.93
SQM Industrial and SQM Salar debt / Current assets	0.02	0.01

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.3	Arbitration proceedings with CORFO

The subsidiary SQM Salar S.A. (SQMS) has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$41,962 as of December 31, 2016 (ThUS$23,155 as of December 31, 2015).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQMS stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitration stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT.

During May 2014, CORFO filed a lawsuit against SQMS requesting the early termination of the agreement and other requests explained in Note 19.1. Such lawsuit is currently being processed.

SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as –i- noncompliance on which the lawsuit is based do not exist and, if any, -ii- these are not gross or essential or hinder the purpose of the agreement –iii- the company has never had the intention of deceiving and has always been fully transparent in providing the information delivered. On the contrary, the conflict solely corresponds to a discussion on the right formula to calculate the rent amount.

The total amount finally requested by CORFO was at least US$8,940,829 – plus interests and costs – and the arbitration proceeding is close to the end of the evidentiary stage. CORFO and SQMS waived all recourses against the judgment provided by the arbitrator. However, it is not possible to discard the filing of a complaint appeal or an appeal in cassation alleging incompetence or ultra petita and indicating the jurisprudence of the courts of justice, considering that both recourses cannot be waived.

On August 17, 2016, CORFO noticed a new arbitration claim filed against SQM Potasio S.A., SQM S.A. and SQMS, by virtue of which it required the early termination of the Project Contract entered on November 12, 1993 and other related contracts among other matters.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.3	Arbitration proceedings with CORFO, continued

In addition, on September 28, 2016, SQM and SQMS. have file a request for a third arbitration with CORFO. Through this last arbitration, SQM. and SQMS expect to obtain a declaratory action determining that in the payment of the rent payments made under the lease agreement for the agreement’s term, there has been no damage for CORFO. Such arbitration is at the deliberation stage.

During the period ended December 31, 2016, income related to products from the Atacama saltpeter deposit represented a 47.42% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium product business lines.

Additionally, during the same period, SQMS sold potassium salts (sylvinite) and wet potassium chloride for a total of ThUS$96,037 to SQM Industrial S.A., a subsidiary of SQM to be used as supplies in the production of potassium nitrate.

19.4	Environmental contingencies

On June 6, 2016, The Chilean Superintendence of the Environment filed charges against SQM with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges associated with certain variables in the Follow-up Plan and the implementation of a mitigation action contemplated in the related Environmental Impact Study. SQM has submitted a compliance program detailing the actions and commitments that the Company will perform to overcome the objections filed by the environmental authority. The Chilean Superintendence of the Environment is currently reviewing such compliance program.

Through Exempt Resolution No. 1/Journal F-041-2016 of November 28, 2016 as amended through Exempt Resolution No. 4/Journal F-041-2016 of December 23, 2016, the Chilean Superintendence of the Environment presented charges against SQMS for the extraction of brine over the authorized amount, gradual impact on the vitality status of carob trees, delivery of incomplete information, amendment of variables, among others. SQMS has submitted a compliance program detailing the actions and commitments that the Company will perform to try to overcome the objections presented by the environmental authority. The Chilean Superintendence of the Environment is currently reviewing such compliance program.

Should the Chilean Superintendence of the Environment reject any of the aforementioned compliance programs, the Company is exposed to fines and other sanctions established in the Chilean environmental legislation.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.5	Tax contingency

During 2015, SQM and its subsidiaries SQM Salar and SQM Industrial have submitted to the Chilean IRS four tax amendments (two by SQM, one by SQM Salar and one by SQM Industrial).

The first two (one filed by SQM and another filed by SQM Salar), subsequent to being approved by the Chilean IRS generated payments of taxes, interests and other charges for ThUS$8,100, which was recorded in a provision in the results for the first quarter of 2015.

Additionally, during August 2015, the Company provided to the Chilean IRS for review and approval, the documentation required to amend the annual income tax returns of SQM and SQM Industrial. SQM believes that as a result of these amendments the Company will have to pay approximately US$1.4 million for the concept of taxes, interests and other charges, such amount was recorded in a provision in the results for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with approximate payment of US$50 thousand.

Accordingly, SQM and its subsidiaries understand the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the commercial years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, SQM, SQM Salar and SQM Industrial might be affected by additional penalty established in article 97 No. 4, of the Tax Code. The Company has currently not estimated making any provisions related to this possible additional penalty.

On August 28, 2015, the Chilean IRS sent to SQM a request for payment of taxes of US$8.7 million plus interests and fines related to the tax difference resulting from the application of articles 64 Bis and 64 Ter of the Chilean Income Tax Law. On September 9, 2015, SQM filed a Request for Voluntary Administrative Reconsideration with the Chilean IRS, which was not accepted. As a result, the Company paid the amounts as requested totaling US$14.6 million, and reserved its right to file a tax claim against the request for payment by the Chilean IRS with the Courts of Justice.

Based on the opinion of the tax lawyers, management believes grounds exist to believe this case will be resolved in favor of the Company and, as such, no provisions have been made with respect to this case.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region of Chile a tax claim against tax assessments Nos. 169, 170, 171 and 172, seeking to extend the application of the Specific Tax on Mining Activities to the exploitation of lithium. The amount involved is approximately ThUS$17,809. The tax claim is at the deliberation stage.

On December 7, 2016, the Chilean Internal Revenue Service (Servicio de Impuestos Internos (SII)) through notice No.1587-16 communicated to SQMS the outcome of its inspections of Income Taxes for the tax years 2015 and 2016, through Resolution No.156 / 2016 and tax assessment No. 207, respectively. As a result, the Company paid the amounts as requested totaling US$13.2 million, and reserved its right to file a tax claim against the request for payment by the Chilean IRS with the Courts of Justice.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region of Chile a tax claim against the mentioned Resolution No.156 / 2016.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2016, the guarantee amounts to ThUS$685.

SQM S.A. maintains funds with Morgan Stanley for the concept of Marging Call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$3,810 to Morgan Stanley, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$3,810 and the collateral threshold ThUS$5,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A. maintains funds with BCI for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$0 to BCI, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap of the last business day of the month is lower than the sum of that delivered ThUS$0 and the collateral threshold ThUS$10,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$6,984 and ThUS$6,445 on December 31, 2016 and December 31, 2015 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2016	12/31/2015
		ThUS$	ThUS$

Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,574	1,443
Agrícola Lobert Ltda.	Unrelated third party	1,141	760
Covepa SPA	Unrelated third party	747	780
Johannes Epple Davanzo	Unrelated third party	333	451
Juan Luis Gaete Chesta	Unrelated third party	241	227
Arena Fertilizantes y Semillas	Unrelated third party	224	211
Vicente Oyarce Castro	Unrelated third party	220	202
Soc. Agrocom. Julio Polanco	Unrelated third party	149	141
Bernardo Guzmán Schmidt	Unrelated third party	125	115
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	125	115
Agroc Patricio Bornand L.Eirl	Unreleated third party	-	322
Hortofruticola La Serena	Unreleated third party	-	267
Lemp Martin Julian	Unreleated third party	-	103
Comercial Agrosal Ltda.	Unrelated third party	105	-
Total		6,984	7,137

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.8	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of December 31, 2016 and December 31, 2015 are detailed below:

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2016 ThUS$	12/31/2015 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	40,137
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	20,010
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	20,052
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 19   Contingencies and restrictions (continued)

19.8	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2016 ThUS$	12/31/2015 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 20   Revenue

As of December 31, 2016, 2015 and 2014, revenue is detailed as follows:

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Products	1,933,828	1,721,064	2,006,452
Services	5,494	7,268	7,762
Total	1,939,322	1,728,332	2,014,214

Note 21   Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$

Earnings (losses) attributable to owners of the parent	278,290	220,356	236,889

	12/31/2016 Units	12/31/2015 Units	12/31/2014 Units

Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12/31/2016	12/31/2015	12/31/2014

Basic earnings per share (US$ per share)	1.0573	0.84	0.90

The Company does not have any potential dilutive shares.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 22   Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2016, total interest expenses incurred amount to ThUS$57,459 (ThUS$69,853 as of December 31, 2015).

22.1	Costs of capitalized interest, property, plant and equipment

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

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2016	12/31/2015

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	5%

Amount of costs for interest capitalized in ThUS$	5,406	4,666

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 23   Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$

Conversion foreign exchange gains (losses) recognized in profit or loss.	460	(12,364)	(16,545)

Conversion foreign exchange as other comprehensive income attributable to the owners of the controlling entity	(5,428)	(6,334)	(3,884)

Conversion foreign exchange as other comprehensive income attributable to the non-controlling entity	35	(165)	(132)

b)	Reserves for foreign currency exchange differences (balance):

As of December 31, 2016, and December 31, 2015, foreign currency exchange differences are detailed as follows:

Detail	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(13)	(20)	-
Proinsa Ltda.	(10)	(15)	-
Comercial Agrorama Ltda.	(69)	(100)	(31)
Isapre Norte Grande Ltda.	(124)	(155)	(91)
Almacenes y Depósitos Ltda.	47	(31)	42
Sales de Magnesio Ltda.	(29)	(161)	2
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(6)	(9)	(8)
Agrorama S.A.	(49)	(35)	(30)
Doktor Tarsa	(12,264)	(8,305)	(5,076)
SQM Vitas Fzco	(1,801)	(2,245)	(1,084)
Ajay Europe	(1,935)	(1,731)	(809)
SQM Eastmed Turkey	(95)	(81)	(69)
Charlee SQM (Thailand) Co. Ltd.	(460)	(476)	(176)
Coromandel SQM India	(282)	(301)	(253)
SQM Italia SRL	(287)	(250)	(128)
SQM Oceania Pty Ltd.	(634)	(634)	(634)
SQM Indonesia S.A.	(124)	(123)	(123)
Abu Dhabi Fertilizers Industries WWL.	(434)	21	20
SQM Vitas Holland	(280)	(320)	(189)
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe N.V.	(1,550)	-	-
Total	(19,463)	(14,035)	(7,701)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 23   Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24   Other current and non-current non-financial assets

As of December 31, 2016, and December 31, 2015, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2016	12/31/2015
	ThUS$	ThUS$
Domestic Value Added Tax	13,999	16,112
Foreign Value Added Tax	2,537	7,795
Prepaid mining licenses	1,136	1,209
Prepaid insurance	6,323	6,536
Other prepayments	408	602
Refund of Value Added Tax to exporters	855	13,183
Mining royalty tax paid (*)	-	14,565
Other assets	5,015	2,004
Total	30,273	62,006

Other non-financial assets, non-current	12/31/2016	12/31/2015
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	23,008	31,911
Guarantee deposits	685	496
Pension plan	-	27
Other assets	997	1,092
Total	24,690	33,526

(*) The Company reserved its right to file a tax claim with the Courts of Justice against the request for payment by the SII. See Note 19.5

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 24   Other current and non-current non-financial assets, continued

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2016, and December 31, 2015:

Reconciliation	12/31/2016	12/31/2015
	ThUS$	ThUS$

Opening balance	31,911	29,569
Changes
Additions, other than business combinations	-	3,871
Depreciation and amortization	(9,498)	(2,287)
Increase (decrease) due to transfers and other charges	595	758
Total changes	(8,903)	2,342
Total	23,008	31,911

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments

25.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by Company. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The segments performance is measured based on net income and revenues. Sales between segments are conducted using terms and conditions at current market rates.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.1	Reportable segments, continued

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

For the process of cost allocation in inventory valuation, we identify the direct costs (can be assigned directly to a product) and the common costs (belong to processes of co-production, for example costs of common leaching for the production of iodine and nitrates). The direct costs are directly associated with the product and the common costs are allocated using percentages of sales, prices and inventory rotation.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.2	Reportable segment disclosures:

12/31/2016
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Elimination of inter-segments amounts	Total 12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	-	1,939,322
Revenues from transactions with other operating segments of the same entity	91,087	301,917	372,838	356,334	333,823	198,836	1,654,835	1,654,835	-	(1,654,835)	-

Revenues from external customers and transactions with other operating segments of the same entity	714,940	533,061	887,465	460,471	737,146	261,074	3,594,157	3,594,157	-	(1,654,835)	1,939,322

Costs of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	(1,328,285)	(1,328,285)	-	-	(1,328,285)
Administrative expenses	-	-	-	-	-	-	-	-	(94,647)	6,211	(88,436)
Interest expense	-	-	-	-	-	-	-	-	(149,051)	91,553	(57,498)
Depreciation and amortization expense	(89,864)	(35,958)	(33,010)	(12,666)	(67,571)	(10,612)	(249,681)	(249,681)	8	-	(249,673)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	13,047	-	13,047
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(132,965)	-	(132,965)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	317,894	(514,042)	414,889

Net income (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924
Net income (loss) from discontinued operations
Net income (loss)	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924

Assets	-	-	-	-	-	-	-	-	10,605,056	(6,386,412)	4,218,644
Equity-accounted investees	-	-	-	-	-	-	-	-	2,803,001	(2,669,861)	133,140
Increase of non-current assets	-	-	-	-	-	-	-	-	(107,269)		(107,269)
Liabilities	-	-	-	-	-	-	-	-	5,321,161	(3,409,789)	1,911,372
Impairment loss recognized in profit or loss	-	-	(251)	-	-	(698)	(949)	(949)	(39,595)	-	(40,544)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.2	Reportable segment disclosures, continued

12/31/2015
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Elimination of inter-segments amounts	Total 12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332	1,728,332	-	-	1,728,332
Revenues from transactions with other operating segments of the same entity	137,944	389,172	139,575	347,168	407,903	289,157	1,710,919	1,710,919	-	(1,710,919)	-

Revenues from external customers and transactions with other operating segments of the same entity	790,222	651,742	362,596	444,719	838,545	351,427	3,439,251	3,439,251	-	(1,710,919)	1,728,332

Costs of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	(1,185,583)	(1,185,583)	-	-	(1,185,583)
Administrative expenses	-	-	-	-	-	-	-	-	(95,176)	8,346	(86,830)
Interest expense	-	-	-	-	-	-	-	-	(197,815)	127,962	(69,853)
Depreciation and amortization expense	(105,545)	(42,249)	(25,044)	(16,312)	(69,513)	(12,758)	(271,421)	(271,421)	(316)	-	(271,737)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	10,326	-	10,326
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(83,766)	-	(83,766)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	131,291	(365,755)	308,286

Net income (loss) from continuing operations	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	47,525	(365,755)	224,520
Net income (loss) from discontinued operations
Net income (loss)	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	47,525	(365,755)	224,520

Assets	-	-	-	-	-	-	-	-	10,508,312	(5,864,550)	4,643,762
Equity-accounted investees	-	-	-	-	-	-	-	-	3,042,011	(2,962,709)	79,302
Increase of non-current assets	-	-	-	-	-	-	-	-	(203,806)		(203,806)
Liabilities	-	-	-	-	-	-	-	-	4,829,968	(2,586,562)	2,243,406
Impairment loss recognized in profit or loss	-	(200)	(317)	(3)	(3,049)	(373)	(3,942)	(3,942)	(39,801)	-	(43,743)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.2	Reportable segment disclosures, continued

12/31/2014
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214	2,014,214	-	-	2,014,214
Revenues from transactions with other operating segments of the same entity	69,686	560,051	119,900	311,188	358,089	238,614	1,657,528	1,657,528	(1,657,528)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	777,709	895,484	326,749	413,121	942,357	316,322	3,671,742	3,671,742	(1,657,528)	-	2,014,214

Costs of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	(1,431,242)	(1,431,242)	-	-	(1,431,242)
Administrative expenses	-	-	-	-	-	-	-	-	7,865	(104,397)	(96,532)
Interest expense	-	-	-	-	-	-	-	-	191,811	(255,184)	(63,373)
Depreciation and amortization expense	(97,037)	(33,805)	(20,371)	(10,399)	(72,842)	(11,726)	(246,180)	(246,180)	-	(5,111)	(251,291)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(973)	19,089	18,116
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(160,686)	(160,686)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	364,347	404,964

Net income (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	203,661	244,278
Net income (loss) from discontinued operations
Net income (loss)	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	203,661	244,278

Assets	-	-	-	-	-	-	-	-	(7,142,103)	11,805,758	4,663,655
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,291,962)	3,367,740	75,778
Increase of non-current assets	-	-	-	-	-	-	-	-		(161,625)	(161,625)
Liabilities	-	-	-	-	-	-	-	-	(3,541,966)	5,913,106	2,371,140
Impairment loss recognized in profit or loss	-	-	(989)	-	(164)	(111)	(1,264)	(1,264)	-	(349)	(1,613)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	623,853	231,144	514,627	104,137	403,323	62,238	-	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)		(1,328,285)

Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	-	611,037

Other incomes by function	-	-	-	-	-	-	14,781	14,781
Administrative expenses	-	-	-	-	-	-	(88,436)	(88,436)
Other expenses by function	-	-	-	-	-	-	(89,731)	(89,731)
Other gains (losses)	-	-	-	-	-	-	679	679
Financial income	-	-	-	-	-	-	10,550	10,550
Financial costs	-	-	-	-	-	-	(57,498)	(57,498)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,047	13,047
Exchange differences	-	-	-	-	-	-	460	460
Profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(196,148)	414,889
Income tax expense	-	-	-	-	-	-	(132,965)	(132,965)
Profit (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	278,290
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	3,634
Profit (loss)	-	-	-	-	-	-	-	281,924

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	652,278	262,570	223,021	97,551	430,642	62,270	-	1,728,332
Cost of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	-	(1,185,583)

Gross profit	191,250	78,019	113,632	26,299	126,997	6,552	-	542,749

Other incomes by function	-	-	-	-	-	-	15,343	15,343
Administrative expenses	-	-	-	-	-	-	(86,830)	(86,830)
Other expenses by function	-	-	-	-	-	-	(106,415)	(106,415)
Other gains (losses)	-	-	-	-	-	-	3,760	3,760
Financial income	-	-	-	-	-	-	11,570	11,570
Financial costs	-	-	-	-	-	-	(69,853)	(69,853)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,326	10,326
Exchange differences	-	-	-	-	-	-	(12,364)	(12,364)
Profit (loss) before taxes	191,250	78,019	113,632	26,299	126,997	6,552	(234,463)	308,286
Income tax expense	-	-	-	-	-	-	(83,766)	(83,766)
Profit (loss) from continuing operations	191,250	78,019	113,632	26,299	126,997	6,552	(318,229)	224,520
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	191,250	78,019	113,632	26,299	126,997	6,552	(318,229)	224,520
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	220,356
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	4,164
Profit (loss)	-	-	-	-	-	-	-	224,520

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	708,023	335,433	206,849	101,933	584,268	77,708	-	2,014,214
Cost of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	-	(1,431,242)

Gross profit	143,872	138,898	88,417	41,482	160,780	9,523	-	582,972

Other incomes by function	-	-	-	-	-	-	24,055	24,055
Administrative expenses	-	-	-	-	-	-	(96,532)	(96,532)
Other expenses by function	-	-	-	-	-	-	(64,295)	(64,295)
Other gains (losses)	-	-	-	-	-	-	4,424	4,424
Financial income	-	-	-	-	-	-	16,142	16,142
Financial costs	-	-	-	-	-	-	(63,373)	(63,373)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,116	18,116
Exchange differences	-	-	-	-	-	-	(16,545)	(16,545)
Profit (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	(178,008)	404,964
Income tax expense	-	-	-	-	-	-	(160,686)	(160,686)
Profit (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	(338,694)	244,278
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	143,872	138,898	88,417	41,482	160,780	9,523	(338,694)	244,278
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	236,889
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	7,389
Profit (loss)	-	-	-	-	-	-	-	244,278

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.4	Revenue from transactions with other Company’s operating segments

12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322

12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332

12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214

25.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

25.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.7	Segments by geographical areas as of December 31, 2016, December 31, 2015 and December 31, 2014

	12/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	162,478	240,607	411,807	416,380	708,050	1,939,322
Investment accounted for under the equity method	-	25,000	25,009	13,456	69,675	133,140
Intangible assets other than goodwill	109,227	-	-	211	1	109,439
Goodwill	23,731	86	11,373	724	2,058	37,972
Property, plant and equipment, net	1,524,936	234	3,521	2,536	1,483	1,532,710
Investment property	-	-	-	-	-	-
Other non-current non-financial assets	24,551	139	-	-	-	24,690
Non-current assets that are not financial instruments	1,682,445	25,459	39,903	16,927	73,217	1,837,951

	12/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	188,592	258,262	351,353	439,645	490,480	1,728,332
Investment accounted for under the equity method	1,535	-	23,410	12,913	41,444	79,302
Intangible assets other than goodwill	110,199	-	-	228	1	110,428
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,677,194	260	2,183	2,486	1,453	1,683,576
Investment property	-	-	-	-	-	-
Other non-current non-financial assets	33,384	116	-	26	-	33,526
Non-current assets that are not financial instruments	1,849,241	462	36,966	15,653	42,898	1,945,220

	12/31/2014
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	227,261	356,867	428,538	503,891	497,657	2,014,214
Investment accounted for under the equity method	1,159	-	25,588	13,530	35,501	75,778
Intangible assets other than goodwill	114,476	-	-	258	1	114,735
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,883,534	133	1,343	2,109	835	1,887,954
Investment property	-	-	-	-	-	-
Other non-current non-financial assets	31,354	170	-	647	-	32,171
Non-current assets that are not financial instruments	2,057,452	389	38,304	16,544	36,337	2,149,026

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 25   Reportable segments (continued)

25.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2016 and December 31, 2015:

	Location		Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

26.1	Cost of sales

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Raw material and supplies	(485,788)	(484,797)	(618,131)
Types of employee benefits expenses
Salaries and wages	(104,144)	(97,010)	(112,467)
Other short-term employee benefits	(77,507)	(33,662)	(28,884)
Termination benefit expenses	(3,836)	(5,719)	(8,307)
Total employee benefits expenses	(185,487)	(136,391)	(149,658)
Depreciation expense	(239,546)	(253,979)	(246,180)
Amortization expense	(3,210)	(3,469)	(2,181)
Exploration cost write-off	(6,917)	-
Inventory Provision	1,956	96	13,195
Operating leases	(107,284)	(89,229)	(94,511)
Investment plan expenses	(16,624)	(17,574)	-
Maintenance and repair	(7,187)	(10,112)	(10,171)
Contractors	(62,501)	(49,727)	(66,091)
Operations transport	(54,476)	(52,079)	(61,119)
Freight and product transport costs	(43,716)	(31,052)	(41,415)
Packaging costs	(1,703)	(1,369)	(1,487)
Sales commissions	(9,434)	(7,742)	(8,887)
Port costs	(20,793)	(11,613)	(17,437)
CORFO right costs	(41,962)	(23,155)	(22,885)
Adjustment of customer prices	(8,380)	(2,132)	-
Other expenses, by nature	(35,233)	(11,259)	(104,284)
Total	(1,328,285)	(1,185,583)	(1,431,242)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

26.2	Other income

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	771	1,343	705
Indemnification received and insurance recoveries	205	39	2
Penalties charged to suppliers	358	73	255
Tax recoveries	26	12	40
Insurance recoveries	5,636	2,182	643
Excess in the provision for liabilities with 3rd parties	573	1,039	1,690
Overstatement of doubtful accounts	56	115	296
Sale of property, plant and equipment	657	8	39
Sale of materials, spare parts and supplies	30	1,358	1,241
Sale de scrap	1	-	69
Sale of mining properties	-	-	13,000
Reversal of allowance for inventories	815	-	-
Options on mining properties	2,577	2,261	921
Easements, ducts and roads	219	1,980	-
Non-conventional renewable energy	639	344	2,255
Reimbursement of mining patents and notarial expenses	1,300	1,025	1,510
Miscellaneous services	-	405	-
Reimbursements from creditors	-	890	-
Other operating income	918	2,269	1,389
Total	14,781	15,343	24,055

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

26.4	Administrative expenses

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(42,828)	(41,661)	(42,218)
Other short-term benefits to employees	(4,389)	(3,011)	(4,710)
Total employee benefit expenses	(47,217)	(44,672)	(46,928)
Amortization expense	(6)	(5)	-
Advisory services	(7,086)	(7,293)	(6,714)
Audit fees	(1,767)	(415)	(357)
Marketing costs	(1,338)	(1,614)	(1,929)
Building and facilities rent expenses	(2,489)	(1,836)	(2,178)
Advertising expenses	(173)	(230)	(217)
Luncheon expenses	(548)	(350)	(309)
Accommodation expenses	(633)	(434)	(333)
Personnel expenses	(453)	(27)	(83)
Representation expenses	(506)	(277)	(272)
Tickets and transportation	(1,599)	(1,594)	(1,570)
Isapre (Healthcare institution) contribution payments	(532)	(363)	(207)
Other employee expenses	(1,386)	(1,440)	(1,457)
General materials	(1,110)	(1,434)	(307)
Light truck rent	(622)	(517)	(362)
Professional services	(1,275)	(2,164)	-
Data transmission services	(1,365)	(1,317)	(1,466)
Maintenance services	(713)	(559)	(834)
Miscellaneous contractors	(2,497)	(2,141)	(626)
Mobile phone services	(584)	(303)	(391)
Acquisition of software	(1,945)	(1,258)	(1,009)
Real estate contributions	(838)	(819)	(880)
Business licenses	(843)	(1,052)	(1,071)
Insurance policies	(1,271)	(774)	(921)
Miscellaneous expenses	(1,184)	(1,044)	(1,224)
Other expenses, by nature	(8,456)	(12,898)	(24,887)
Total	(88,436)	(86,830)	(96,532)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.4	Other expenses by function

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(111)	(316)	(284)
Depreciation, residual value	-	-	(4,827)
Subtotal to date	(111)	(316)	(5,111)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(7.198)	(2.981)	(349)
Subtotal to date	(7.198)	(2.981)	(349)

Other expenses, by nature
Legal Expenses	(5,737)	(17,204)	(5,465)
Mine site activity disruption expenses (impairment)	(32,061)	(57,665)	(257)
Indemnities paid	-	(3,714)	-
VAT and other unrecoverable tax	(1,015)	(1,146)	(1,164)
Fines, interests and tax (*)	(1,378)	(3,953)	(857)
SEC and Department of Justice fines	(30,488)	-	-
Advisory services	(59)	(15)	(2)
Provisions, materials and action sales	(815)	-
Provisions, Investment plan expenses materials and closing	(6,657)	(16,246)	(41,505)
Tax on rejected expenses (*)	-	(1,653)	(6,493)
Donations rejected as tax credits	(1,692)	(1,350)	(1,514)
Other operating expenses	(2,520)	(172)	(1,578)
Subtotal to date	(82,422)	(103,118)	(58,835)
Total	(89,731)	(106,415)	(64,295)

(*) These balances are considered payments as at september 2015 for approximately ThUS$9.5 in taxes (Tax under Article No. 21 of the Income Tax Law and Value-added Tax), interest and other charges performed by the Company to the Chilean Internal Revenue Service (Servicio de Impuestos Internos) because of the submission of amendments to its income tax returns for tax years from 2009 through 2014, as it identified expenses for which the Company did not have sufficient supporting documentation to be considered expenses necessary to generate income in accordance with the current Chilean tax regulations for approximately ThUS$14.7.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.5	Other Gains (losses)

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Adjustment of reversal of provision for staff severance indemnities	-	3,575	-
Sale of investments in associates	7,636	-	5,000
Profit (loss) for not being involved in capital contribution	-	-	2,359
Provision for staff severance indemnities	(6,300)	-	-
Other gains (losses)	(657)	185	(2,935)
Total	679	3,760	4,424

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.6	Summary of expenses by nature

	January to December
	2016	2015	2014
	ThUS$	ThUS$	ThUS$

Raw material and supplies used	(485,788)	(484,797)	(618,131)

Types of employee benefits expenses
Salaries and wages	(146,972)	(138,671)	(154,685)
Other short-term employee benefits	(81,896)	(36,673)	(33,594)
Termination benefit expenses	(3,836)	(5,719)	(8,307)
Total employee benefit expenses	(232,704)	(181,063)	(196,586)
Depreciation and amortization expenses
Depreciation expense	(239,657)	(254,295)	(246,464)
Depreciation expense, residual value	-	-	(4,827)
Amortization expense	(3,217)	(3,475)	2,181)
Small deposit amortization expenses	(6,917)	-	-
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(6,057)	(2,887)	12,846
Operating leases	(107,284)	(89,229)	(94,511)
Production disruption expenses	(32,061)	(61,379)	(5,465)
Fines paid	(31,867)	(4,648)	(1,164)
Investment plan expenses	(23,281)	(37,318)	(2)
Maintenance and repair	(7,187)	(10,112)	(10,171)
Contractors	(62,501)	(49,727)	(66,091)
Operations transport	(54,476)	(52,079)	(61,119)
Freight and product transport costs	(43,716)	(31,052)	(41,415)
Packaging costs	(1,703)	(1,369)	(1,487)
Sales commissions	(9,434)	(7,742)	(8,887)
Port costs	(20,793)	(11,613)	(17,437)
Corfo rights	(41,962)	(23,155)	(22,885)
Adjustment of customer prices	(8,380)	(2,132)	-
Advisory services	(7,086)	(744)	(7,571)
Audit fees	(1,767)	(415)	(357)
Marketing costs	(1,338)	(1,614)	(1,929)
Rent of buildings and facilities	(2,489)	(417)	(2,178)
Advertising expenses	(173)	(230)	(217)
Luncheon expenses	(548)	(350)	(309)
Accommodation expenses	(633)	(434)	(333)
Personnel expenses	(453)	(27)	(83)
Representation expenses	(506)	(277)	(272)
Tickets and transportation expenses	(1,599)	(1,594)	(1,570)
Isapre (healthcare institution) contributions	(532)	(363)	(207)
Other employee expenses	(1,386)	(1,440)	(1,457)
General material expenses	(1,110)	(1,434)	(307)
Rent of light trucks	(622)	(517)	(362)
Professional services	(1,275)	(2,164)	-
Data transmission services	(1,365)	(1,317)	(1,466)
Maintenance services	(713)	(559)	(834)
Miscellaneous contractors	(2,497)	(2,141)	(626)
Mobile phone services	(584)	(303)	(391)
Acquisition of software	(1,945)	(1,258)	(1,009)
Real estate contributions	(838)	(819)	(880)
Business license	(843)	(1,052)	(1,071)
Insurance policies	(1,271)	(774)	(921)
Miscellaneous expenses	(1,184)	(1,044)	(1,224)
Other expenses by nature	(54,709)	(56,657)	(180,518)
Total expenses by nature	(1,506,451)	(1,386,016)	(1,592,069)

This table corresponds to the summary required by the Chilean Superintendence of Securities and Insurance (SVS) and considers notes 25.2, 25.4 and 25.5.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.7	Finance expenses

	January to December
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(854)	(932)	(931)
Interest expense from bonds	(57,409)	(66,456)	(61,714)
Interest expense from loans	(4,581)	(6,922)	(8,268)
Capitalized interest expenses	5,406	4,666	7,732
Other finance costs	(60)	(209)	(192)
Total	(57,498)	(69,853)	(63,373)

Note 27	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2016 and December 31, 2015, are as follows:

27.1	Current and non-current tax assets

a)	Current tax assets

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	49,110	62,126
Monthly provisional payment Royalty	3,542	1,138
Monthly provisional income tax payments, foreign companies	1,323	1,178
Corporate tax credits (1)	748	830
Corporate tax absorbed by tax losses (2)	64	5
Total	54,787	65,277

b)	Non-current tax assets

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies prior year	3,243	-
Specific tax on mining activities paid (on consignment)	25,781	-
Total	29,024	-

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2016 and 2015.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.1	Current and non-current tax assets, continued

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No, 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (24%, 22,5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

27.2	Current tax liabilities

Current tax liabilities	12/31/2016	12/31/2015
	ThUS$	ThUS$
1st Category income tax	50,174	30,705
Foreign company income tax	25,276	21,090
Tax on rejected expenses	422	275
Total	75,872	52,070

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.3	Tax earnings

As of December 31, 2016 and December 31, 2015, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2016 ThUS$	12/31/2015 ThUS$	12/31/2014 ThUS$
Taxable profits with credit rights	727,624	1,254,859	1,160,329
Taxable profits without credit right	588,942	94,073	62,621
Taxable loss	9,081	9,947	7,396
Credit for shareholders	203,612	302,081	268,901

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

27.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2016 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	(1)	-	(221,791)
Doubtful accounts impairment	32	-	4,273	-
Accrued vacations	-	-	4,062	-
Manufacturing expenses	-	-	-	(110,718)
Unrealized gains (losses) from sales of products	-	-	86,156	-
Fair value of bonds	-	-	-	(24)
Severance indemnity	-	-	-	(5,203)
Hedging	-	-	10,230	-
Inventory of products, spare parts and supplies	77	-	20,899	-
Research and development expenses	-	-	-	(4,641)
Tax losses	-	-	1,302	-
Capitalized interest	-	-	-	(1,340)
Expenses in assumption of bank loans	-	-	-	(3,115)
Unaccrued interest	-	-	136	-
Fair value of property, plant and equipment	-	-	-	(4,179)
Employee benefits	-	-	6,783	-
Royalty deferred income taxes	-	-	-	(6,458)
Acquisition of intangible assets			-	(218)
Provision for lawsuits and legal expenses	-	-	9,276	-
Provision for investment plan	-	-	1,953	-
Provision for materials, spare-parts and supplies	-	-	7,547	-
Deferred taxes, investments in equity instruments	-	-	-	(1,300)
Provision for mine closure, fine copper and crushing	-	-	-	-
Other	575	(19)	251	-
Balance to date	684	(20)	152,868	(358,987)
Net balance	664	-	-	(206,119)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2015 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233.073
Doubtful accounts impairment	-	-	5.119	-
Accrued vacations	-	-	3.368	-
Manufacturing expenses	-	-	-	109.134
Unrealized gains (losses) from sales of products	-	-	87.440	-
Fair value of bonds	-	-	446	-
Severance indemnity	-	-	-	4.178
Hedging	-	-	11.876	-
Inventory of products, spare parts and supplies	1	-	29.473	-
Research and development expenses	-	-	-	7.981
Tax losses	-	-	1.522	-
Capitalized interest	-	-	-	3.133
Expenses in assumption of bank loans	-	-	-	3.651
Unaccrued interest	-	-	156	-
Fair value of property, plant and equipment	-	-	-	3.375
Employee benefits	-	-	1.920	-
Royalty deferred income taxes	-	-	-	6.410
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	7.357	-
Provision for investment plan	-	-	3.312	-
Provision for mine closure, fine copper and crushing	-	-	-	-
Other	160	-	-	445
Balance to date	161	-	151.989	371.380
Net balance	161	-	-	219.391

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2016

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,073	(11,281)	-	(11,281)	221,792
Doubtful accounts impairment	(5,119)	814	-	814	(4,305)
Accrued vacations	(3,368)	(694)	-	(694)	(4,062)
Manufacturing expenses	109,134	1,584	-	1,584	110,718
Unrealized gains (losses) from sales of products	(87,440)	1,284	-	1,284	(86,156)
Fair value of bonds	(446)	-	470	470	24
Severance indemnity	4,178	1,946	(920)	1,026	5,204
Hedging	(11,876)	1,646	-	1,646	(10,230)
Inventory of products, spare parts and supplies	(29,474)	8,498	-	8,498	(20,976)
Research and development expenses	7,981	(3,340)	-	(3,340)	4,641
Capitalized interest	3,133	(1,793)	-	(1,793)	1,340
Expenses in assumption of bank loans	3,651	(536)	-	(536)	3,115
Unaccrued interest	(156)	20	-	20	(136)
Fair value of property, plant and equipment	3,375	804	-	804	4,179
Employee benefits	(1,920)	(4,863)	-	(4,863)	(6,783)
Royalty deferred income taxes	6,410	48	-	48	6,458
Unused tax losses	(1,522)	220	-	220	(1,302)
Purchase of intangible assets	-	218	-	218	218
Provision for lawsuits and legal expenses	(7,357)	(1,919)	-	(1,919)	(9,276)
Provision for investment plan	(3,312)	1,359	-	1,359	(1,953)
Provision of fines and crushing site closure	-	(7,547)	-	(7,547)	(7,547)
Other ID	-	-	1,299	1,299	1,299
Depreciation	285	(1,092)	-	(1,092)	(807)
Total temporary differences, losses and unused fiscal credits	219,230	(14,624)	849	(13,775)	205,455

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	(789)	-	(789)	233,073
Doubtful accounts impairment	(6,755)	1,636	-	1,636	(5,119)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	27,484	-	27,484	109,134
Unrealized gains (losses) from sales of products	(83,355)	(4,085)	-	(4,085)	(87,440)
Fair value of bonds	(350)	-	(96)	(96)	(446)
Severance indemnity	5,950	(2,081)	309	(1,772)	4,178
Hedging	(5,512)	(6,364)	-	(6,364)	(11,876)
Inventory of products, spare parts and supplies	(24,632)	(4,842)	-	(4,842)	(29,474)
Research and development expenses	4,285	3,696	-	3,696	7,981
Capitalized interest	26,904	(23,771)	-	(23,771)	3,133
Expenses in assumption of bank loans	4,011	(360)	-	(360)	3,651
Unaccrued interest	(150)	(6)	-	(6)	(156)
Fair value of property, plant and equipment	(70)	3,445	-	3,445	3,375
Employee benefits	(2,450)	530	-	530	(1,920)
Royalty deferred income taxes	7,791	(1,381)	-	(1,381)	6,410
Unused tax losses	(715)	(807)	-	(807)	(1,522)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(3,694)	-	(3,694)	(7,357)
Provision for investment plan	(8,946)	5,634	-	5,634	(3,312)
Provision of fines and crushing site closure	(1,654)	1,654	-	1,654	-
Other ID	308	(23)	-	(23)	285
Total temporary differences, losses and unused fiscal credits	223,009	(3,992)	213	(3,779)	219,230

During the period ended December 31, 2016 and December 31, 2015, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2016 and December 31, 2015, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Chile	1,302	1,522
Total	1,302	1,522

Tax losses as of December 31, 2016 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27      Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.6	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2016 and December 31, 2015 are detailed as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	219,230	223,009
Increase (decrease) in deferred taxes in profit or loss	(14,624)	(3,992)
Increase (decrease) in deferred taxes in equity	849	213
Balances to date	205,455	219,230

d.7	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(149,669)	(89,869)	(94,796)
Adjustments to prior year current income tax	2,080	2,111	3,043
Current income tax expense, net, total	(147,589)	(87,758)	(91,753)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	14,624	3,992	(68,933)
Deferred tax expense, net, total	14,624	3,992	(68,933)
Tax expense (income)	(132,965)	(83,766)	(160,686)

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27      Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(10,844)	(5,719)	(7,761)
Current income tax expense, domestic, net	(136,745)	(82,039)	(83,992)
Current income tax expense, net, total	(147,589)	(87,758)	91,573

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	626	(232)	(138)
Deferred tax expense, domestic, net	13,998	4,224	(68,975)
Deferred tax expense, net, total	14,624	3,992	(69,113)
Income tax expense	(132,965)	(83,766)	(160,686)

d.8	Equity interest in taxation attributable to equity-accounted investees

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

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

d.9	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2016	12/31/2016	12/31/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,397)	920	(2,477)
Cash flow hedge	2,233	(470)	1,763
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,813	(1,299)	3,514
Total	3,649	(849)	2,800

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2015	12/31/2015	12/31/2015
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(174)	(309)	(483)
Cash flow hedge	86	96	182
Total	(88)	(213)	(301)

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2014	12/31/2014	12/31/2014
	ThUS$	ThUS$	ThUS$
Cash flow hedge	1,638	(311)	1,327
Total	1,638	(311)	1,327

d.10	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No, 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile, This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	12/31/2016	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	414,889	301,098	404,964
Income tax rate in force in Chile	24%	22,5%	21%

Tax expense using the legal rate	(99,573)	(67,747)	(85,042)
Effect of royalty tax expense	(6,311)	(9,157)	(7,583)
Tax effect of non-taxable revenue	2,461	1,511	2,503
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(10,202)	(4,350)	(1,897)
Tax effect from foreign subsidiaries	(15,187)	(3,968)	(7,697)
Effect of tax rate from changes in tax rate	-	-	(52,304)
Other tax effects from the reconciliation between the accounting income and tax expense	(4,153)	(55)	(8,666)
Tax expense using the effective rate	(132,965)	(83,766)	(160,686)

d.11	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made, Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 27	Income tax and deferred taxes (continued)

27.4	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2016 ThUS	12/31/2015 ThUS$
Current assets:
Cash and cash equivalents	ARS	4	1
Cash and cash equivalents	BRL	60	8
Cash and cash equivalents	CLP	6,044	2,656
Cash and cash equivalents	CNY	400	272
Cash and cash equivalents	EUR	11,386	4,245
Cash and cash equivalents	GBP	71	-
Cash and cash equivalents	IDR	-	-
Cash and cash equivalents	INR	12	14
Cash and cash equivalents	MXN	310	1,439
Cash and cash equivalents	PEN	3	1
Cash and cash equivalents	THB	-	1
Cash and cash equivalents	YEN	2,150	1,690
Cash and cash equivalents	ZAR	3,250	4,123
Subtotal cash and cash equivalents		23,690	14,450
Other current financial assets	CLF	-	17,507
Other current financial assets	CLP	50,740	131,633
Subtotal other current financial assets		50,740	149,140
Other current non-financial assets	ARS	5	-
Other current non-financial assets	AUD	45	34
Other current non-financial assets	BRL	-	8
Other current non-financial assets	CLF	47	38
Other current non-financial assets	CLP	14,554	39,091
Other current non-financial assets	CNY	10	27
Other current non-financial assets	EUR	822	2,278
Other current non-financial assets	MXN	1,734	1,036
Other current non-financial assets	THB	21	8
Other current non-financial assets	YEN	53	29
Other current non-financial assets	ZAR	18	4,466
Subtotal other current non-financial assets		17,309	47,015

Trade and other receivables	BRL	23	19
Trade and other receivables	CLF	545	993
Trade and other receivables	CLP	71,908	76,748
Trade and other receivables	CNY	48	77
Trade and other receivables	EUR	30,941	38,797
Trade and other receivables	GBP	152	582
Trade and other receivables	MXN	423	425
Trade and other receivables	PEN	-	112
Trade and other receivables	THB	2,777	1,473
Trade and other receivables	YEN	209	-
Trade and other receivables	ZAR	25,835	15,549
Subtotal trade and other receivables		132,861	134,775
Receivables from related parties	PEN	40	-
Receivables from related parties	CLP	41	52
Receivables from related parties	EUR	476	604
Receivables from related parties	THB	705	1,112
Receivables from related parties	CNY	48	-
Receivables from related parties	YEN	-	193
Subtotal receivables from related parties		1,310	1,961

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$

Current tax assets	ARS	5	-
Current tax assets	CLP	1,640	1,453
Current tax assets	EUR	118	177
Current tax assets	BRL	3	-
Current tax assets	ZAR	386	424
Current tax assets	MXN	202	8
Current tax assets	PEN	203	222
Subtotal current tax assets		2,557	2,284
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	41	39
Subtotal other non-current financial assets		61	59
Other non-current non-financial assets	BRL	139	116
Other non-current non-financial assets	CLP	729	536
Subtotal other non-current non-financial assets		868	652
Non-current right receivable	CLF	344	415
Non-current right receivable	CLP	1,382	467
Subtotal non-current rights receivable		1,726	882
Equity-accounted investees	AED	31,297	23,369
Equity-accounted investees	CLP	-	1,535
Equity-accounted investees	EUR	7,373	7,201
Equity-accounted investees	INR	1,499	962
Equity-accounted investees	THB	1,932	1,672
Equity-accounted investees	TRY	16,712	15,103
Subtotal equity-accounted investees		58,813	49,842
Intangible assets other than goodwill	CLP	294	284
Intangible assets other than goodwill	CNY	1	1
Subtotal intangible assets other than goodwill		295	285
Property, plant and equipment	CLP	3,810	4,089
Subtotal property, plant and equipment		3,810	4,089
Total non-current assets		65,573	55,809
Total assets		294,040	405,434

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2016			12/31/2015
Class of liability	Currency	91 days to 1 year ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	44,327	6,098	50,425	4,423	5,610	10,033
Other current financial liabilities	CLP	-	20,919	20,919	-	-	-
Subtotal other current financial liabilities		44,327	27,017	71,344	4,423	5,610	10,033
Trade and other payables	BRL	38	-	38	38	-	38
Trade and other payables	THB	131	-	131	-	-	-
Trade and other payables	CLP	40,604	2,808	43,412	48,707	-	48,707
Trade and other payables	EUR	30,545	-	30,545	8,591	-	8,591
Trade and other payables	GBP	6	-	6	55	-	55
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	67	-	67	76	-	76
Trade and other payables	PEN	4	-	4	11	-	11
Trade and other payables	ZAR	3,054	-	3,054	1,727	-	1,727
Subtotal trade and other payables		74,450	2808	77,258	59,206	-	59,206
Other current provisions	BRL	-	-	-	9	-	9
Other current provisions	CLP	-	70	70	15	-	15
Other current provisions	EUR	5	-	5	5	-	5
Subtotal other current provisions		5	70	75	29	-	29
Current tax liabilities	CLP	-	131	131	-	-	-
Current tax liabilities	CNY	-	36	36	-	2	2
Current tax liabilities	EUR	-	3,987	3,987	-	889	889
Current tax liabilities	ZAR	27	-	27	-	-	-
Current tax liabilities	MXN	-	56	56	-	24	24
Subtotal current tax liabilities		27	4,210	4,237	-	915	915

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2016			12/31/2015
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	4	-	4	3	-	3
Other current non-financial liabilities	CLP	7,481	2,820	10,301	4,684	6,556	11,240
Other current non-financial liabilities	CNY	78	-	78	28	-	28
Other current non-financial liabilities	EUR	958	-	958	1,143	-	1,143
Other current non-financial liabilities	MXN	1,284	35	1,319	394	31	425
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	866	-	866	13	-	13
Subtotal other current non-financial liabilities		10,741	2,855	13,596	6,335	6,587	12,922
Total current liabilities		129,550	36,960	166,510	69,993	13,112	83,105

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

	12/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,903	5,903	5,903	5,903	243,297	266,909
Subtotal other non-current financial liabilities		5,903	5,903	5,903	5,903	243,297	266,909
Non-current provisions for employee benefits	CLP	-	-	-	-	494	494
Non-current provisions for employee benefits	MXN	-	-	-	-	61	61
Non-current provisions for employee benefits	YEN	-	-	-	-	561	561
Subtotal non-current provisions for employee benefits		-	-	-	-	1,116	1,116
Total non-current liabilities		5,903	5,903	5,903	5,903	244,413	268,025

	12/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	41,485	5,413	5,413	5,413	228,083	285,807
Subtotal other non-current financial liabilities		41,485	5,413	5,413	5,413	228,083	285,807
Non-current provisions for employee benefits	CLP	-	-	-	-	539	539
Non-current provisions for employee benefits	MXN	-	-	-	-	100	100
Non-current provisions for employee benefits	YEN	-	-	-	-	495	495
Subtotal non-current provisions for employee benefits		-	-	-	-	1,134	1,134
Total non-current liabilities		41,485	5,413	5,413	5,413	229,217	286,941

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 29	Mineral resource exploration and evaluation expenditure

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

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.          Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment, as of December 31, 2016 and December 31, 2015, the balance amounts to ThUS$12,163 and ThUS$10,135, respectively,

2.           Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets, as of December 31, 2016 and December 31, 2015, the balance amounts to ThUS$23,008 and ThUS$31,911 respectively,

3.           Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of December 31, 2016, this amounts to ThUS$0 and ThUS$520 as of December 31, 2015.

4.           Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material, as of December 31, 2016 and December 31, 2015, the balance amounts to ThUS$674 and ThUS$1,269 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2016 ThUS$2,028, and correspond to non-metallic projects. Such expenditure mainly corresponds to studies, either topographical, geological, exploratory drilling, sampling, among others.

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 30	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints related to the so-called “SQM Case”, which are associated with the irregular financing of politicians against a number of individuals, amongst others, the legal representatives of the Company Patricio de Sominihac T. – CEO – and Ricardo Ramos R. – Vice President of Corporate Services –. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts.

Additionally, during 2015 and within the context of the “SQM Case”, the Deputy of the Tarapacá Region of Chile Hugo Gutiérrez G. filed a lawsuit for alleged extortion-bribery and money laundering referred to in Law No. 20.393 on Legal Responsibility of Juridical Persons against SQM and its legal representative Patricio de Sominihac T. and Senators of the Tarapacá Region of Chile Jaime Orpis B. and Fulvio Rossi C.

Actions performed by the Authority

The Public Ministry and Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case” where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

Notes to the Consolidated Financial Statements as of December 31, 2016

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

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 30	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed of the investigation performed by Shearman & Sterling on US regulating entities (Department of Justice and Securities and Exchange Commission), in conformity with the standards effective in the United States of America. The outcome of such investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards (refer to Note 35).

Note 31	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, the Company reported that the Chilean Superintendence of Securities and Insurance (SVS) has made its resolution to impose sanctions on Patricio Contesse Fica, Julio Ponce Lerou – former Company’s Directors–, Hernán Büchi Buc, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann – former Directors of SQM – for not having reported to the market, in March 2015, as an Essential event and in their role of Company’s Directors, on the expenses that SQM incurred during certain years, which did not have sufficient reporting documentation or might be considered to be unnecessary to generate income. The sanction imposed relates to a fine of UF 1,000 on each of the aforementioned individuals and a remedy can be sought with the Chilean Superintendence of Securities and Insurance (SVS) and courts of justice.

Note 32	Closure of the Pedro de Valdivia Site

On September 22, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance (SVS) that its Board of Directors opted to close the mining operations at the Pedro de Valdivia site and a portion of such site’s industrial operations. The larger part of this closure occurred at the end of November 2015 and the nitrate and iodine operations that will continue to generate production in the remaining industrial plants at the Pedro de Valdivia operation will amount to approximately one third of the current production volumes.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 32	Closure of the Pedro de Valdivia Site (continued)

This decision is based on the fact that the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market.

As of December 31, 2015, the effect on profit or loss of stopping operations are detailed as follows:

ThUS$
Property, plant and equipment	36,823
Constructions in progress	3,195
Total property, plant and equipment	40,018
Legal and voluntary severance indemnity payments	17,647
Total closure of the Pedro de Valdivia site	57,665

Note 33	Railway for transportation of products between the site Coya Sur and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. Accordingly, starting from such date the Company has used the transport of trucks replacing the transport through the railway. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

The analysis of the internal and external reports allows concluding that the costs associated with repairing the damages caused by the rain storms would imply long-terms and high costs, and accordingly, it is not convenient at short and medium-term to repair the railway. Such decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$32 million which are reflected in the line other expenses by function in the consolidated statement of income for the period. Such amount approximately represents 0.7% of SQM’s total assets reported at the end of September 2016.

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2016 were approved and authorized for issuance by Management on April 26, 2017.

Notes to the Consolidated Financial Statements as of December 31, 2016

Note 34	Events occurred after the reporting date, (continued)

34.2	Disclosures on events occurring after the reporting date

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”),both based in the United States of America (the “United States”), with respect to the investigations that such agencies have conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to the U.S. legislation. The Company has voluntarily provided the results of its internal investigation and documents supporting it to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years and releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of 15,487,500 United States dollars (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) which evaluates the Company’s compliance program, for a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of 15 million of U.S. dollars and (ii) maintaining the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

Management is not aware of any other significant events occurring between December 31, 2016 and the date of issuance of these consolidated financial statements, which affect them.

34.3	Detail of dividends declared after the reporting date

As of the closing date of the financial statements, there are no dividends declared after the reporting date.

On April 11, 2017, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2016 net income. This definitive dividend payment will be presented for consideration at the Annual General Shareholders’ Meeting held on April 28, 2017. Therefore, and subject to the approval at the Shareholders’ meeting, the Company shall pay a final dividend of US$1.05735 per share, the amount of US$0.85487 per share must be deducted from the final dividend, which was already paid as a provisional dividend on December 20, 2016. The balance, in the amount of US$0.20248 per share, shall be paid and distributed to Company’s shareholders on May 11, 2017., pending shareholders’ approval.

