Form 20-F
period 2017-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2018-04-19
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Gerardo Illanes +56 2 2425-2485 gerardo.illanes@sqm.com El Trovador 4285, 6th floor, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Series B common shares, in the form of American Depositary Shares each representing one Series B share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Series A Common Shares	142,819,552

Series B Common Shares	120,376,972

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “$,” “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2017, UF 1.00 was equivalent to US$43.59 and Ch$26,798.14 according to the Chilean Central Bank (Banco Central de Chile). As of April 18, 2018, UF 1.00 was equivalent to US$45.39 and Ch$26,983.06.

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

1 metric ton (“MT” or “metric ton”) equals 1,000 kilograms or approximately 2,205 pounds.

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

“Controller Group” * A person or company or group of persons or companies that according to Chilean law, have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.

“Corfo” Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting Chile’s manufacturing productivity and commercial development.

“CMF” The Chilean Commission for the Financial Market (La Comisión para el Mercado Financiero), formerly known as the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or SVS).

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

“Probable Mineral Reserve” See “Reserves—Probable Mineral Reserve.”

“Proven Mineral Reserve” See “Reserves—Proven Mineral Reserve.”

“Reserves—Probable Mineral Reserve” ** The economically mineable part of an Indicated Mineral Resource and, in some circumstances, Measured Mineral Resource. The calculation of the reserves includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2017 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2017.

*	The definition of a Controller Group that has been provided is the one that applies to the Company. Chilean law provides for a broader definition of a “controller group”, as such term is defined in Title XV of Chilean Law No. 18,045.
**	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company, Item Number 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations;
•	a potential change of control of our company; and
•	additional factors discussed below under Item 3. Key Information—Risk Factors.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial data as of and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

	For the years ended December 31,
(in millions of US$)(1)	2017	2016	2015	2014	2013
Statement of income:
Revenues	2,157.3	1,939.3	1,728.3	2,014.2	2,203.1
Cost of sales	(1,394.8)	(1,328.3)	(1,185.6)	(1,431.2)	(1,481.7)
Gross profit	762.5	611.0	542.7	583.0	721.5

Other income (2)	17.8	15.2	15.3	24.1	96.7
Administrative expenses	(101.2)	(88.4)	(86.8)	(96.5)	(105.2)
Other expenses (3)(4)(5)(6)	(61.6)	(89.7)	(106.4)	(64.3)	(49.4)
Other gains (losses)	0.5	0.7	3.8	4.4	(11.4)
Finance income	13.5	10.1	11.6	16.1	12.7
Finance expenses	(50.1)	(57.5)	(69.9)	(63.4)	(58.6)
Equity income of associates and joint ventures accounted for using the equity method	14.5	13.0	10.3	18.1	18.8
Foreign currency exchange differences	(1.3)	0.5	(12.4)	(16.5)	(12.0)
Income before income tax expense (3)	594.6	414.9	308.3	405.0	613.1

Income tax expense (7)	(166.2)	(133.0)	(83.8)	(160.7)	(138.5)

Profit for the year (3)(7)	428.4	281.9	224.5	244.3	474.6
Profit attributable to:
Controlling interests (3)(7)	427.7	278.3	220.4	236.9	467.1
Non-controlling interests	0.7	3.6	4.2	7.4	7.5
Profit for the year (3) (7)	428.4	281.9	224.6	244.3	474.6

Basic earnings per share(8)	1.63	1.06	0.84	0.90	1.77
Basic earnings per ADS(9)(10)	1.63	1.06	0.84	0.90	1.77
Dividends per share(10)(11)(12)	1.84	1.44	0.47	1.42	1.04
Dividends per ADS(11)(12)(13)	1.84	1.44	0.47	1.42	1.04
Weighted average(8)(9) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per American Depositary Share (“ADS”).

(2)	Other income for 2013 includes US$84 million for the sale of royalties for the Antucoya mining project. After taxes, this sale had a one-time effect of US$67 million on profit for the year.
(3)	Other expenses for 2014 includes provisions of approximately US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the Chilean Comission for the Financial Market (La Comision para el Mercado Financiero or “CMF”), such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in Chile as a result of investigations by the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015.”
(4)	Other expenses for 2015 include a charge of US$57.7 million for impairment and severance indemnities related to the restructuring of our Pedro de Valdivia operations.
(5)	Other expenses for 2016 include a charge of US$32.8 million for impairment related to the closing of the train between Coya Sur and Tocopilla. Other expenses for 2016 also include charges of approximately US$30.5 million related to the Company's agreement with the U.S. Department of Justice and the administrative cease and desist order issued by the U.S. Securities and Exchange Commission in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in Chile as a result of investigations by the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015” and “Item 8.A.7 Legal Proceedings.”
(6)	Other expenses for 2017 include a charge of US$20.4 million relating to payment by our subsidiary SQM Salar S.A. to Corfo after entering into the Corfo Arbitration Agreement (as defined in “Risks Relating to our Business” section below) to terminate the arbitration proceedings and amend the existing Lease Agreement and Project Agreement (each as defined in “Risks Relating to our Business” section below). For more information, see “Item 8.A.7 Legal Proceedings.”
(7)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s statutory consolidated financial statements filed with the CMF. The effects of subsequent changes in the income tax rate are recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.
(8)	The Company has not conducted any transaction that would give rise to a potential dilutive effect on its earnings per share in any of the indicated years. The total number of outstanding shares as of each period end is the same as the weighted average shares outstanding.
(9)	The calculation of earnings per ADSs and dividends per ADS for the years indicated is based on the ratio of 1:1.
(10)	Dividends per share are calculated based on 263,196,524 shares for each of the years indicated.
(11)	Dividends are paid from net income as determined in accordance with CMF regulations. See “Item 8.A. Dividend Policy.” For dividends in Ch$, see “Item 8.A. Dividend Policy—Dividends.”
(12)	Dividend amount paid per calendar year to shareholders of the Company. See “Item 8.A. Dividend Policy.”
(13)	Dividend amounts per share paid in Chilean pesos were Ch$916.32 in 2017, Ch$993.41 in 2016, Ch$316.06 in 2015, Ch$806.79 in 2014 and Ch$536.16 in 2013.

	As of December 31,
(in millions of US$)	2017	2016	2015	2014	2013
Balance sheet data:
Total assets	4,296.2	4,218.0	4,643.8	4,663.7	4,767.6
Total liabilities	2,048.8	1,910.8	2,243.4	2,371.1	2,335.4
Total equity	2,247.5	2,307.3	2,400.4	2,292.5	2,432.2
Equity attributable to controlling interests	2,187.8	2,246.1	2,339.8	2,232.6	2,376.6
Equity attributable to non-controlling interest	59.6	61.2	60.6	59.9	55.6
Capital stock	477.4	477.4	477.4	477.4	477.4

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

The U.S. dollar is our functional currency. However, unless otherwise indicated, any amounts translated into U.S. dollars from Chilean pesos were translated using the Observed Exchange Rate for December 31, 2017, which was Ch$614.75 per US$1.00. As of April 18, 2018 the Observed Exchange Rate was US$1.00 per Ch$595.82.

Observed Exchange Rate(1)
(Ch$ per US$)

Year	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)

2013	466.50	533.95	495.18	524.61
2014	527.53	621.41	570.34	606.75
2015	597.10	715.66	654.66	710.16
2016	645.22	730.31	676.83	669.47
2017	615.22	679.05	649.33	614.75

Last six months	Low (1)	High (1)	Average (1)(2)	Year/Month End (3)
2017
October	619.68	640.52	629.55	636.49
November	629.21	642.41	633.77	642.41
December	615.22	655.74	636.92	614.75
2018
January	599.33	614.75	605.71	604.42
February	588.28	603.25	596.84	589.15
March	593.61	609.58	603.44	603.39

Source: Central Bank of Chile

(1)	Reflects high and low rates on a day-to-day basis, for each period reported.
(2)	The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.
(3)	Based on transactions observed during the last day of the period.

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

Risks Relating to our Business

We could be subject to numerous risks in Chile as a result of investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The SII has conducted investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. (“SQM Salar”) and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor also has conducted related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues that were the subject of the SII and the Chilean Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were former Board members José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

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

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by former Board member Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then- CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corporation of Saskatchewan Inc. (“PCS”), which was one of SQM’s two principal shareholder groups at such time. PCS merged with Agrium Inc. on January 1, 2018, forming Nutrien Ltd. (“Nutrien”), which is currently the owner of 32% of the total outstanding shares of SQM. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Chilean Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar during the same six-year tax period that were also authorized by the former CEO and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta), filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Chilean Public Prosecutor.

On March 31, 2015, the CMF filed an administrative claim against five then-current and former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the CMF proceeded to fine them UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Chilean Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Chilean Public Prosecutor.

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

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York.  On November, 13, 2015, our former CEO and current CEO and CFO were voluntarily dismissed from the case without prejudice.  On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM ADSs between June 30, 2010 and March 18, 2015. For more information on the consolidated class action, see “Item 8.A.7 Legal Proceedings.”

During 2015, the ad-hoc Committee that was established in February 15, 2015, conducted an investigation into whether the Company faced possible liability under the FCPA. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the 2016 financial statements.

On January 26, 2018, the 8th Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to potential corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively, and were accrued in the Consolidated Financial Statements of the Company for 2017. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. See “Item 8.A.7 Legal Proceedings.”

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

The failure to amend the Lease Agreement and the Project Agreement relating to the Salar de Atacama concession could have a material adverse effect on our business, financial condition and results of operations

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). Corfo may not unilaterally amend the Lease Agreement or the Project Agreement. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we were limited to 180,100 tons of total lithium metallic equivalent (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. For the year ended December 31, 2017, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total permitted accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo and our subsidiaries SQM Potasio S.A. and SQM Salar reached an agreement (the “Corfo Arbitration Agreement”) to (i) terminate the previously disclosed arbitration proceedings between Corfo and SQM Salar, which, among other things, sought early termination of the Lease Agreement and (ii) amend the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendments of the Lease Agreement and the Project Agreement required under Chilean Law the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República) and the CCHEN.

On February 15, 2018 and February 16, 2018, the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) initiated legal actions challenging the amendments of the Lease Agreement and the Project Agreement. The legal actions are pending before the Santiago Court of Appeals. See “Item 8.A.7 Legal Proceedings.”

On March 8, 2018, the CCHEN published its authorization for the increase in the quota of the amount of lithium that may be extracted from the Salar de Atacama concession for all periods for which there are increases under the proposed Lease Agreement amendment with Corfo. In addition, the authorization by the CCHEN provides that the amendments to the Lease Agreement and the Project Agreement may be revoked if any person or entity acquires control or a significant influence (influencia decisiva) over SQM without prior antitrust approval. SQM has challenged the CCHEN authorization with the objective of eliminating such provision. SQM believes that its challenge will not affect the validity of the Corfo Arbitration Agreement or the amendments to the Lease Agreement or the Project Agreement. However, there can be no assurance that SQM will prevail in eliminating such provision and in the event such provision is not eliminated, there could be no assurance that the amendments to the Lease Agreement and the Project Agreement will not be revoked upon violation of such provisions. In addition, the adoption of the CCHEN authorization is currently being challenged by the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos), which challenge, if successful, may result in the revocation of CCHEN authorization.

On April 10, 2018, the Office of the Comptroller General of the Republic (Contraloría General de la República) issued a resolution approving the amendments of the Lease Agreement and the Project Agreement.

In addition, in connection with the Corfo Arbitration Agreement, on December 18, 2017, the companies that are part of the Pampa Group entered into an agreement for the benefit of Corfo (the “Pampa Group Agreement”), which, among other things, provides for: (i) the termination of the Joint Operation Agreement, and (ii) an agreement to not enter into any joint action with third parties that allows Pampa Group to acquire the status of sole controller or joint controller, as defined by article 97 of the Chilean Securities Market Law. The obligations set forth in clause (ii) expire on December 31, 2030. In addition, the Pampa Group Agreement also includes numerous provisions relating to corporate governance and control. The effectiveness of the obligations of the parties to the Pampa Group Agreement is subject to the execution of the amendments of the Lease Agreement and the Project Agreement and the obtainment of all approvals under Chilean Law. See “Item 8.A.7 Legal Proceedings.” Neither SQM nor any of its subsidiaries, including SQM Potasio S.A. and SQM Salar, is a party to the Pampa Group Agreement.

In the event the Lease Agreement is not amended as contemplated by the Corfo Arbitration Agreement, or the CCHEN authorization for the increased extraction is revoked according to its terms, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement. In such event, we would then be unable to continue extraction of lithium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the CMF issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 29.97% of SQM’s total shares as of December 31, 2017. See “Item 6.E. Share Ownership.” The CMF alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the CMF alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The CMF alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the CMF added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the CMF issued a decision imposing an aggregate fine against all of the defendants of UF 4.0 million (approximately US$174 million as of December 31, 2017), including a fine against Mr. Ponce of UF 1.7 million (approximately US$74 million as of December 31, 2017) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.6 million as of December 31, 2017). The defendants are currently challenging the CMF administrative decision before Chilean courts.

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

World prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. The average price for our potassium chloride and potassium sulfate business line was approximately 7% higher in 2017 compared to 2016. Our sales volumes for this business line were approximately 12% lower in 2017 compared to 2016. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$20 per kilogram in 2017, approximately 12% less than average prices obtained in 2016. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

Driven mostly by an increase in demand related to battery use, lithium demand growth in 2016 was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 80% compared to 2015. In 2017, lithium demand continued to grow creating tight market conditions and increasing prices by 25% compared to 2016. We cannot assure you that lithium prices and sales volumes will not decline in the future.

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

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2017, approximately 42% of our sales were made in emerging market countries: 11% in Latin America (excluding Chile); 9% in Africa and the Middle East (excluding Israel); 7% in Chile and 15% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

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

Our measures to minimize our exposure to bad debt may not be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize the risk, we cannot assure you that such safeguards will be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

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

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 14% in 2017. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations

Our caliche ore mining reserves estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

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

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 64% were represented by 22 labor unions as of December 31, 2017. As of July 31, 2017 we renegotiated collective labor contracts with three unions. As a result, all collective labor contracts were renegotiated for the next three years as of that date. From November 2017, we started a new cycle of the individual labor contract negotiations. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

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

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements and “Item 8.A. Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. These wells allow the Company to extract approximately 124 liters per second of water, almost 15% of the water used in the Company´s operations in the First Region of Chile for iodine and nitrate production.

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

A significant percentage of our shares are held by two principal shareholder groups who may have an interest that is different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations

As of February 7, 2018, two principal shareholder groups held in the aggregate 64.08% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect seven of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

One of the principal shareholder groups is Nutrien (formerly PCS prior to the merger with Agrium Inc. on January 1, 2018), which currently owns 32% of the total outstanding shares of SQM. Nutrien is required to divest all of its ownership in SQM within 18 months of the merger with Agrium Inc. pursuant to the terms of the approval of the merger of PCS and Agrium Inc. by the Competition Commission of India. As of the date of this Annual Report on Form 20-F, Nutrien has not yet completed the sale of any portion of its interest in SQM.

The other principal shareholder group consists of the Pampa Group and the Kowa Group (each as defined in “Item 7.A. Major Shareholders”), which currently owns 32.49% of the total outstanding shares of SQM. This shareholder group may lose its Controller Group status under Chilean law upon the termination of the Joint Operation Agreement (as defined in “Item 7.A. Major Shareholders”) as required under the Pampa Group Agreement entered into by the Pampa Group members in connection with the Corfo Arbitration Agreement. See “Item 7.A. Major Shareholders”.

In addition, on April 17, 2017, certain entities owned by the Pampa Group, the Kowa Group and PCS entered into an agreement with respect to certain corporate governance matters of SQM. See “Item 7.A. Major Shareholders”.

The divestiture by Nutrien, the loss of the Controller Group status by the Pampa Group and the Kowa Group, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2017, the Chilean peso exchange rate was Ch$614.75 per U.S. dollar, while as of December 31, 2016, the Chilean peso exchange rate was Ch$669.47 per U.S. dollar. The Chilean peso therefore appreciated against the U.S. dollar by 8.0% in 2017. As of April 18, 2018, the Observed Exchange Rate was Ch$595.82 per U.S. dollar.

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

Interest rate fluctuations may have a material impact on our financial performance

As of December 31, 2017, we did not have any outstanding short or long-term debt bearing interest based on LIBOR or other variable interest rates. Should we have such debt in the future, a relative increase in the rate could materially impact our business, financial condition and results of operations.

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

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017 and will increase to a maximum rate of 27% in 2018.

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

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense as presented in the Company’s statutory consolidated financial statements filed with the CMF.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law (as defined below) or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

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

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

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

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2017. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—United States Tax Considerations.”

U.S. federal income tax reform could adversely affect us and holders of our shares and ADSs

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which significantly reformed the Internal Revenue Code of 1986, as amended. The impact of this tax reform, or of any future administrative guidance interpreting provisions thereof, on holders of our ADSs or shares is uncertain and could be adverse. Prospective investors are urged to consult with their own legal and tax advisors with respect to any such legislation and the potential tax consequences of purchasing, holding, and disposing of our shares and ADSs.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3.D. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10.E. Taxation—Material Chilean Tax Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000. We are legally referred to by our full name Sociedad Química y Minera de Chile S.A. as well as by the abbreviated name “SQM.”

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. Each ADS represents one Series B common share. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999.

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

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During 2017, we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year. Including Pedro de Valdivia and Nueva Victoria, our current effective iodine capacity is approximately 11,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Minera Exar lithium project in Caucharí-Olaroz in the Jujuy province of Argentina. Under the current project timeline, we expect to commission the first stage of 25,000 metric tons plant production by 2020. We also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Elemental Minerals. Following this transaction at the end of 2016, Elemental Minerals changed its name to Kore Potash Limited. The State General Reserve Fund of Oman contributed US$20 million. These investments are not included in the capital expenditure program amounts discussed in the section below. These investments were carried out with internal financing.

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, acquired 50% of the assets of the Mount Holland lithium project in Western Australia, Australia. We entered into a 50/50 joint venture with Kidman Resources Limited to develop mining operations and construct concentration and refining plants to produce 40,000 metric tons per year of lithium carbonate and lithium hydroxide, starting in 2021. Kidman Resources Limited will retain the exclusive right to exploit gold within the project area. According to the agreement, SQM Australia Pty committed to pay a price of US$35 million, subject to compliance with conditions established in the agreement. As of December 31, 2017, no payments had been made yet.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. From 2016 we began to invest in lithium projects outside Chile, starting with the Minera Exar project in Argentina and continuing with Mount Holland project in Australia in 2017.

Our capital expenditures for the years ended December 31, 2017, 2016 and 2015 were as follows:

(in millions of US$)	2017	2016	2015
Capital expenditures	142.1	131.3	111.3

During 2017, we had total capital expenditures of US$142.1 million, primarily related to:

•	Capacity expansion projects related to lithium carbonate and lithium hydroxide production in Chile;

•	Investments in mining workshop and operations centers to relocate operations from Nueva Victoria mine to mining sector Tente en el Aire;
•	Capacity expansion project related to potassium nitrate production;
•	General maintenance of all production units and Tocopilla port in order to ensure the fulfillment of production and sales targets.

During 2016, we had total capital expenditures of US$131.3 million, primarily related to:

•	Completion of the project related to the expansion of ponds at Nueva Victoria to increase the production of iodine and nitrates;
•	Capacity expansion projects related to our potassium nitrate production;
•	Capacity expansion project related to our lithium hydroxide production;
•	Improvements in the open storage areas at the Port of Tocopilla;
•	General maintenance of all production units in order to ensure the fulfillment of production targets and the safety of all of our employees.

During 2015, we had total capital expenditures of US$111.3 million, primarily related to:

•	Expansion of ponds at Nueva Victoria in order to increase the production of iodine and nitrates;
•	Refining system at potassium nitrate plants;
•	Exploration and construction of new wells to sustain production at the Salar de Atacama and
•	Maintenance of production facilities in order to ensure production goals are met, as well as improvements in the open storage areas at the Port of Tocopilla.

The Board of Directors has approved a capital expenditure framework for 2018 of approximately US$517 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily in lithium. We estimate that we will invest approximately US$360 million in our operations in Chile, including maintenance of our production facilities, an additional expansion of lithium carbonate capacity to 100,000 metric tons, completion of hydroxide capacity expansion, the expansion of iodine production capacity in Nueva Victoria and the expansion of productive capacity of potassium nitrate in Coya Sur. Our projected investments of approximately US$157 million in projects outside Chile include the development of lithium projects Minera Exar in Argentina and Mount Holland in Australia. We do not expect that our 2018 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world´s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 110 countries through our worldwide distribution network, with 93% of our sales in 2017 derived from countries outside Chile.

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

For the year ended December 31, 2017, we had revenues of US$2,157.3 million, gross profit of US$762.5 million and profit attributable to controlling interests of US$427.7 million. Our worldwide market capitalization as of December 31, 2017 was approximately US$15.4 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. Our products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

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

The following table shows the percentage breakdown of our revenues for 2017, 2016 and 2015 according to our product lines:

	2017	2016	2015
Specialty Plant Nutrition	32%	32%	38%
Iodine and Derivatives	12%	12%	15%
Lithium and Derivatives	30%	27%	13%
Potassium	18%	21%	25%
Industrial Chemicals	6%	5%	6%
Other	2%	3%	4%
Total	100%	100%	100%

Business Strategy

Our business strategy is to be a global company with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;

•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. To take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand our business by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets where we can sell our plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the specific requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) reach and maintain our market share of approximately one third of the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate and lithium hydroxide; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; (v) supply a product with consistent quality according to the requirements of our customers and (vi) diversify our operations geographically and jurisdictionally.

Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) have flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the specific requirements of our customers.

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

New Business Ventures

We always evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We continuously explore the possibility of acquiring controlling stakes or other interests in companies that have mining properties and operations in our core business areas and new businesses. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our current and new businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

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

We have an in-house geological exploration team that explores the area directly, drilling targets and assessing new prospects. In 2017, the team identified 13 new targets and confirmed mineralization in four of the targets, using its own truck-mounted drill rigs. The number of perforated meters reached 28,000 meters, and were made with three machines of which two were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2017, we had ten option agreements in place with seven companies, including small junior mining companies, private equity firms and large mining companies.

Main Business Lines

Specialty Plant Nutrition

We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 54% of global potassium nitrate sales for all applications by volume in 2017, an increase from 44% in 2016. During 2017, the potassium nitrate market increased by approximately 4%. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

In addition to potassium nitrate, we produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

Our specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

Our specialty plant nutrients advantages are:

•	fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and
•	more attractive to customers who prefer products of natural origin.

In 2017, our specialty plant nutrients revenues increased to US$697.3 million, representing 32% of our total revenues for that year and a 11.8% increase from US$623.9 million in specialty plant nutrients revenues in 2016. Prices decreased approximately 2.7% in 2017.

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

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, microirrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients are fully soluble in water and provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

The ratio of microirrigation to total irrigated hectares in Asia is approximately 3%, the lowest ratio of any region in the world. This represents a high potential for microirrigation, which is reflected in the high growth rates in Asia in recent years.

Potassium nitrate in China is an important market, although currently its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 130,000 is related to the tobacco industry and approximately 120,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain, the Netherlands and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Sodium nitrate	26.7	24.4	26.0
Potassium nitrate and sodium potassium nitrate	601.4	475.8	493.6
Specialty blends(1)	209.0	213.5	203.9
Other specialty plant nutrients(2)	129.1	127.2	108.4

Total revenues (in US$ millions)	697.3	623.9	652.3

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

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

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);

•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport and
•	to achieve rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

Another benefit of our potassium nitrate is that, according to a 2014 study by the consulting firm Arthur D. Little Benelux, our production process generates up to 40% less greenhouse gases compared to other major potassium nitrate producers in the world.

SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding and AllganicTM for organic crops.

QropTMKS was added to our portfolio of specialty field fertilizers in 2015. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in other markets.

During 2017 we worked on the restructuring of the Qrop products portfolio: chlorine-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant.

Specialty Plant Nutrition: Marketing and Customers

In 2017, we sold our specialty plant nutrients in approximately 99 countries and to more than 700 customers. One customer represented more than 10% of our specialty plant nutrition revenues during 2017, representing approximately 25% of our total specialty plant nutrition revenues, and our ten largest customers accounted in the aggregate for approximately 50% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2017	2016	2015
North America	33%	33%	33%
Europe	25%	18%	22%
Central and South America	10%	11%	28%
Asia and Others	31%	37%	16%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain inventory of our specialty plant nutrients in our commercial offices in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

As part of our marketing strategy, we provide technical and agronomical assistance and support to our clients. We have specific knowledge resulting from extensive research and numerous studies conducted by our agronomical teams in close contact with producers throughout the world. The solid agronomical knowledge is key for the development of specific formulas and hydroponic and fertirrigation nutritional plans, which allows us to provide expert advice for producing crops that meet high quality standards for the most efficient markets and in the most environmentally challenging conditions.

By working closely with our customers, we are able to identify their needs for new products and a possible existence of higher-value-added markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and achieve a premium price for their own products.

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, we regularly evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a joint venture agreement with Migao for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

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

In 2013, the operations of SQM Vitas in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year. In 2016 this operation became fully controlled by SQM.

In 2015, an asset transfer agreement, that was signed in December 2014 between Plantacote BV and Plantacote NV, entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa, was acquired by Roulliers. As a result, Roullier manages the operations, and the production facilities are owned by SQM.

In 2016, we began operating soluble specialty plant nutrient production facilities through our joint ventures in Peru and the Netherlands, and a third facility in Mexico. In addition, a new logistics terminal was opened in the port of Terneuzen in the Netherlands.

In 2017, two new offices started their operations in Imbituba and Sao Paulo, Brazil.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (“SQMC”).

SQMC is one of the main players in the Chilean market, offering a wide range of products developed specifically for the crops grown in the country which require specialty plant nutrients.

SQMC sells local products as well as products imported from different countries around the world.

All contracts and agreements between SQMC and its foreign suppliers of fertilizers contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

SQMC’s fertilizer sales represented approximately 24% of total fertilizer sales in Chile during 2017. No customer accounted for more than 10% of SQMC’s revenues in 2017. SQMC’s consolidated revenues were approximately US$133 million and US$150 million in 2017 and 2016, respectively.

Specialty Plant Nutrition: Competition

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

We believe that we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 18% of total world sales during 2017 (excluding sales by Chinese producers to the domestic Chinese market). Haifa Chemicals had production issues during 2017 and is currently operating at its 50% capacity (one plant). Our sales accounted for approximately 54% of global potassium nitrate sales by volume for the period.

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

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2017, our revenues from iodine and iodine derivatives amounted to US$252.1 million, representing 12% of our total revenues in that year. We estimate that our sales accounted for approximately 35% of world iodine sales by volume in 2017.

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

X-ray contrast media is the leading application of iodine, accounting for approximately 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 9%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 5%; nylon, 4%; human nutrition, 3% and other applications, 16%.

During 2017, iodine demand grew at a higher rate than seen in 2016. Although more traditional uses grew at the same rate as during the previous year, new applications in the specialty plastics and carbon energy plants emission control industries resulted in market demand. We estimate that the global market size in 2017 was approximately 35,300 metric tons, with approximately 59% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 11,000 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

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

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Iodine and derivatives	12.7	10.2	9.3

Total revenues (in US$ millions)	252.1	231.1	262.6

Our revenues increased to US$252.1 million in 2017 from US$231.1 million in 2016. This increase was primarily attributable to the increase in iodine sales volume during 2017. Average iodine prices were more than 12% lower in 2017 than in 2016. Our sales volumes increased 24% in 2017, outpacing global iodine demand growth.

Iodine: Marketing and Customers

In 2017, we sold our iodine products in approximately 52 countries to approximately 287 customers, and most of our sales were exports. Three customers each accounted for more than 10% of our iodine revenues in 2017. These three customers accounted for approximately 43% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2017	2016	2015
North America	25%	25%	29%
Europe	31%	36%	34%
Central and South America	0%	0%	4%
Asia and Others	43%	38%	33%

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

Five Chilean companies accounted for approximately 59% of total global sales of iodine in 2017, including SQM, with approximately 35%, and four other producers, accounting for the remaining 24%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, recently acquired by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 28% of global iodine sales in 2017, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2017.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD and LED consumption, has reduced during the past year and currently represents approximately 17% of world iodine sales. It is estimated that approximately 70% of total world iodine recycling was done by Japanese iodine producers.

Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$20 per kilogram in 2017, continuing the downward trend observed in 2016. However, we believe that 2018 presents better price prospects.

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

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2017, our revenues from lithium sales amounted to US$644.6 million, representing 30% of our total revenues. We estimate that our sales volumes accounted for approximately 23% of the global lithium chemicals sales volumes.

Lithium: Market

The lithium market can be divided into (i) lithium minerals for direct use (in which market SQM does not participate directly), (ii) basic lithium chemicals, which include lithium carbonate and lithium hydroxide (as well as lithium chloride, from which lithium carbonate may be made), and (iii) inorganic and organic lithium derivatives, which include numerous compounds produced from basic lithium chemicals (in which market SQM does not participate directly).

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 59% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 27% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 9% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 5% of total lithium demand), chips for the ceramics and glaze industry (approximately 4% of total lithium demand), chemicals for air conditioning (approximately 3% of total lithium demand), and many others, including air treatment systems, pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid element at room temperature;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential and low density and
•	is the solid with the highest specific heat capacity.

During 2017, lithium chemicals demand increased by approximately 17%, reaching approximately 212,000 metric tons, with close to 37% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama, as a by-product of the potassium chloride production. The annual production capacity of our lithium carbonate plant at the Salar del Carmen is 48,000 metric tons per year. During 2018, we plan to increase our production capacity to 70,000 metric tons per year and start the preparation for the further expansion to 100,000 metric tons per year in 2019. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world. During 2018, we plan to increase this capacity to 13,500 metric tons per year through increased efficiencies and the construction of a 7,000 metric ton plant.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Lithium and derivatives	49.7	49.7	38.7

Total revenues (in US$ millions)	644.6	514.6	223.0

Our revenues in 2017 were US$644.6 million, a 25% increase from US$514.6 million in 2016, due to significantly higher prices during the year. The average price for 2017 was approximately 25% higher than the average price in 2016, as global demand growth outpaced supply growth.

Lithium: Marketing and Customers

In 2017, we sold our lithium products in approximately 42 countries to approximately 198 customers, and most of our sales were to customers outside of Chile. Two customers each accounted for more than 10% of our lithium revenues in 2017, accounting for approximately 22% of our lithium revenues. Our ten largest customers accounted in the aggregate for approximately 68% of revenues. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 14% of the cost of sales.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2017	2016	2015
North America	7%	8%	11%
Europe	14%	19%	21%
Central and South America	1%	1%	1%
Asia and Others	79%	73%	67%

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

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2017, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 49,700 metric tons of lithium carbonate equivalent (LCE), SQM’s market share of lithium chemicals was approximately 23% in 2017. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a market share of approximately 16%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Sichuan Tianqi Lithium Industries (“Tianqi”), a Chinese company producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 27% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle.

Another important competitor is FMC Corporation (“FMC”), with an estimated market share of approximately 9%. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, FMC produces lithium derivatives in the United States and in the United Kingdom. Orocobre Ltd. is also based in Argentina and produces lithium carbonate, reaching a market share of approximately 5%.

During 2017, two companies started their production of concentrated lithium minerals in Western Australia, which are then converted into lithium chemicals in China. Together, these companies sell approximately 11% of the total lithium demand in 2017. These companies are Neometals Ltd. with operations in Mt. Marion, one of the owners is Jiangxi Ganfeng Lithium Co. (“Ganfeng”), a Chinese company producing basic chemicals and lithium derivatives, and Galaxy Resources Ltd., with operations in Mt. Cattlin. In addition, there were at least ten other companies producing lithium in China from brines or minerals, which together represented about 9% of the global market in 2017.

We believe that lithium production will increase in the near future, balancing the explosive growth in demand. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

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

In 2017, our potassium chloride and potassium sulfate revenues amounted to US$379.3 million, representing 18% of our total revenues and a 6% decrease compared to 2016, as a result of reduced sales volumes.

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1-2%. We estimate that demand totaled approximately 63 million metric tons in 2017, an increase from 59 million tons in 2016.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 45% of world potassium consumption, including corn (14%), rice (13%) and wheat (3%). Oilseeds, predominantly soybeans and palm oil, represent approximately 16% of total potassium demand. Fruits and vegetables account for approximately 22% of world potassium demand, and sugar crops account for close to 7%.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer this product in soluble grades.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	1,344.3	1,534.7	1,241.8

Total revenues (in US$ millions)	379.3	403.3	430.6

Potassium: Marketing and Customers

In 2017, we sold potassium chloride and potassium sulfate to approximately 530 customers in over 80 countries. There were two individual customers that each accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2017, totaling approximately 21% of the revenues of potassium chloride and potassium sulfate during this period. We estimate that our ten largest customers accounted in the aggregate for approximately 55% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 16% of the cost of sales for the business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2017	2016	2015
North America	18%	20%	22%
Europe	19%	20%	12%
Central and South America	38%	38%	42%
Asia and Others	25%	22%	24%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2017. Our main competitors are Nutrien (formerly PCS), Uralkali, Belaruskali and Mosaic. We estimate that in 2017, PCS accounted for approximately 20% of global sales, Uralkali accounted for approximately 15% of global sales, Belaruskali accounted for approximately 14% of global sales and Mosaic accounted for approximately 14% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM accounts for less than 2% of global production.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

In 2017, our revenues from industrial chemicals were US$135.6 million, representing approximately 6% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments together with various chemical processes.

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

Experts believe that CSP plays a critical role in electricity grid stabilization and manageability due to its inherent large scale storage capability. Nevertheless, such large installations are capital intensive and are strongly influenced by the generation mix in each country. Therefore, fluctuations in solar salts demand are unavoidable in terms of quantity and timing. In 2017, we supplied CSP projects in South Africa, Morocco, Kuwait and Israel totaling over 88,000 metric tons. In 2018 we should further supply a CSP plant in Kuwait and another one in South Africa, while negotiating the supply to other very large installations in Dubai, Morocco and Chile.

As reported by the International Energy Agency (IEA), in 2016, global total cumulative electricity capacity grew by 4% and reached a total of 6,650 GW. Renewables provided almost two-thirds of this growth with a record addition of 165 GW, 6% higher compared to 2015. Renewables remain the largest source of cumulative capacity at 2,135 GW and this trend is expected to continue in the next years to come. Under these conditions, energy storage is becoming of critical importance and its role in increasing the electrical grid stability and dispatchability of the electricity generated by renewable technologies is receiving a growing interest from utilities, grid operators as well as governments and lenders.

According to the IEA, CSP capacity is expected to grow by over 5 GW over 2017-2022, with new deployment moving into nascent markets, most notably Chile, Kuwait, Morocco, South Africa and the United Arab Emirates, as well as continued growth in China. Projects with larger storage capacity and decreasing investment costs for experienced developers mark the trend for the coming five years.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities to the solar salts uses in the near future.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Industrial chemicals	167.6	128.9	126.1

Total revenues (in US$ millions)	135.6	104.1	97.6

Revenues for industrial chemicals increased from US$104.1 million in 2016 to US$135.6 million in 2017, as a result of higher sales volumes in this business line.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 55 countries in 2017 to approximately 296 customers. Four customers accounted for more than 10% of our revenues of industrial chemicals in 2017, accounting for approximately 57%, and our ten largest customers accounted in the aggregate for approximately 68% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues for 2017, 2016 and 2015:

Revenues breakdown	2017	2016	2015
North America	19%	24%	31%
Europe	21%	14%	15%
Central and South America	7%	9%	11%
Asia and Others	53%	54%	43%

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

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate and potassium nitrate for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 37% of world demand in 2017 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG (“BASF”), a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa Chemicals (“Haifa”), which we estimate had a market share of 26%. We estimate that our market share was approximately 30% for 2017.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa, which is a potassium nitrate supplier, and BASF, which is a sodium nitrate supplier.

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

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2017, our mining operations concentrated in the first Region where we worked in the mining sector Tente en el Aire and continued with the exploration of the mining sector Nueva Victoria Oeste. We believe that a concentrated mining operation allows us to capture operating synergies that will increase efficiency and reduce costs. Mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to four meters, and with the overburden varying in thickness between half a meter and two meters.

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

The mining process generally begins with bulldozers first breaking and then removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to the leaching heaps to be processed.

During 2017, SQM ran various tests with a continuous mining equipment replacing the drilling and blasting process and obtaining a smaller ore size (under 6 inches) that allows a better metallurgical recovery. The tests will conclude in 2018.

The run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing iodine, nitrate and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and salts rich in nitrate and potassium are produced. These concentrated salts are then sent to Coya Sur where they are used to produce potassium nitrate.

During 2017, the Pedro de Valdivia and María Elena sites generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plants at Pedro de Valdivia and María Elena. The iodide that is produced at the María Elena plant is subsequently sent to Pedro de Valdivia in order to produce prilled iodine. After iodide is obtained at both plants, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2017, sodium nitrate for both agricultural and industrial applications was produced by inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. The production at the Pedro de Valdivia facility, until November 2015, generated approximately 700,000 tons of inventory. As of December 2017, we had approximately 277,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough sodium nitrate to produce finished nitrates for approximately two years. For subsequent production, we are developing the project of adapting the available crystallization plants at Coya Sur to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility.

Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching processes at Pedro de Valdivia and María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it at atmospheric pressure, and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement the “lean” method of manufacturing in our potassium nitrate plants. We achieved complete implementation of this method of manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste on an ongoing basis.

During 2017, new operational improvements have been achieved by significantly integrating the production process of the Coya Sur facilities, allowing new increases in production capacity without major investments and improving the use of raw materials from the Salar de Atacama and Nueva Victoria.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is supplied together with the crystallized potassium nitrate to the prilling plant where it is mixed producing sodium potassium nitrate, which is then melted and prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

The sodium nitrate and potassium nitrate produced at Coya Sur are transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008.

Iodine and Iodine Derivatives

During 2017, we produced iodine at our facilities at Nueva Victoria (including the Iris facility), Pedro de Valdivia and María Elena. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by combusting (burning) sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated in iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to metallic iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

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

Our total iodine production in 2017 was 9,696 metric tons: 7,476 metric tons from Nueva Victoria, 1,328 metric tons from Iris, 851 metric tons from Pedro de Valdivia, and 41 metric tons from María Elena. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, our total current effective production capacity at our iodine production plants is approximately 11,000 metric tons per year. We are currently developing a project to expand the production capacity of iodide and iodine in Nueva Victoria to increase our total effective production capacity to 14,000 metric tons per year.

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

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 10,000 metric tons per year of iodine (including the Iris operations) and 900,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

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

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction and sales limit of 180,100 tons of lithium metal (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods. For the year ended December 31, 2017, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo and our subsidiaries SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement, which, among other things, provide for the amendments of the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

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

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the precipitation, sodium chloride salts are removed; these salts are not used in the production process of other products. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and eventually can be treated at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

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

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the solutions remaining is sent to additional solar concentration ponds adjacent to the potassium concentration ponds. At this stage, the solution is concentrated and purified by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Currently, the necessary investments are being made to reach a production of 70,000 metric tons per year and start the preparation for the further expansion to 100,000 metric tons per year in 2019.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production was also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above which may be increased in the event the Lease Agreement is amended as described above. See “—Salar de Atacama Brine Deposits” and “Item 8.A.7 Legal Proceedings.”

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year, and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In 2018, the necessary investments will be made to build a second lithium hydroxide plant, which will have a capacity of 7,000 metric tons per year. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The lithium hydroxide solution is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is filtered, dried and packaged for shipment to customers.

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

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a byproduct of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 14% of our cost of sales in 2017.

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

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015, 2016 and 2017, we executed supply contracts with Enel Chile S.A. as with Solgas, primarily to serve our operations at the Salar del Carmen and Coya Sur.

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

Under Law No. 16,319 that created the CCHEN, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed quotas that limit the total tonnage of lithium authorized to be sold.

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

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% to 25.5% in 2017. It will increase to a maximum rate of 27% in 2018.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense as presented in the Company’s statutory consolidated financial statements filed with the CMF.

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

Finally, we are governed by the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”), which regulates corporate governance. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the CMF, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties. See “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions.”

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

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. Our Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We are subject to the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals.

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

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following:

The European Parliament approved a new regulatory proposal for fertilizers, which will be discussed among the European Commission, the European Parliament and the Council of Member States of the European Union during 2018, before the final approval of the regulations. Following this, there will be a transition period for its implementation. The new European regulation proposes to reduce the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, to 0.005%. The fertilizers that we sell contain less than 0.005% of perchlorate. However, the Food Chain Security unit of the General Health and Consumer Affairs Council initiated the revision of the perchlorate limits in food that are currently in force and effect from July 2015, following the European Food Safety Authority’s (“EFSA”) evaluation of human exposure to perchlorate in food and in drinkable water. The definition of the new limits of perchlorates in food is being delayed and is expected to be established by the end of 2018.

With respect to the regulation on explosives in Europe, the revision process was initiated by the European Committee. We will continue to monitor the development of changes to the regulation through our participation in the Potassium Nitrate Association as part of the public-private committee created by the European Committee.

In January 2017, the modification of the Toxic Substances Control Act (“US-TSCA”) Chemical Substance Import Certification Process Revisions by the Department of Homeland Security of the United States became effective. This modification is related to the certification process of the compliance with US-TSCA for the chemical substances imported into the United States. According to the modification, SQM North America Corp. has to certify that each shipment of the chemical products imported to the United States, complies with the regulations. To achieve that, all export documents for the products from SQM´s headquarters to its subsidiaries in the United States were modified and the US-TSCA compliance declarations were requested from external providers.

In August 2017, United States Environmental Protection Agency (“US-EPA”) published a TSCA Inventory Notification (Active-Inactive) Requirements regulation under the US-TSCA which established that SQM North America Corp. must provide information with respect to all chemical substances imported to the United States during 2006-2016. We conducted a survey of all products imported to the United States from our headquarters, affiliates and other suppliers during this period to prepare the information per chemical substance to inform the US-EPA. This disclosure has to be made once but the information will be kept on record for 5 years.

On November 22, 2016, Normative Instruction No. 45 became effective in Brazil, which defines specification requirements, guarantees, product registration requirements, authorizations, packaging requirements, labeling of fertilizer products, and tolerance of mineral fertilizers, among others; and the changes defined for all exports from 2017. Normative Instruction No. 45 also defines changes to the information presented for the new registration of products and for the renewal of existing registries, and for the labels and certificates of already registered products, when applicable.

In May 2017, Resolution 0068 of the Ecuadorian Agribusiness Assurance Agency (AGROCALIDAD) became effective in Ecuador. The resolution establishes the general regulations for the registration and control of fertilizers. According to this regulation, SQM Ecuador S.A. must update all of its fertilizer records within 2 years from the date of issue of each certificate on the record.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for SQMC, which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2017. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Argentina, Belgium, Brazil, China, Colombia, Ecuador, Mexico, Peru, South Africa, Spain, Thailand and other locations.	Market SQM’s products throughout the world	Various

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
S
W
E
ARICA
XV Region
IQUIQUE
I Region
Nueva Victoria
TOCOPILLA
II Region
Maria Elena
Coya Sur
Pedro de Valdivia
CALAMA
Salar de Atacama
SALAR DE ATACAMA
Pampa Blanca
ANTOFAGASTA
Salar del Carmen
TALTAL
Republica de Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITIES AND TOWNS
300.000
400.000
500.000
600.000
700.000
800.000
900.000
8.000.000
7.900.000
7.800.000
7.700.000
7.600.000
7.500.000
7.400.000
7.300.000
7.200.000

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:3.500.000

0 12,525 50 75 100 Kilometers

Date : December 31, 2017

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government; and

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

As of December 31, 2017, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites is approximately 576,707 hectares. In addition, as of December 31, 2017, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites is approximately 2,200 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2017, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 255,142 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 71,006 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2017, SQM Salar held Mining Exploration Concessions covering approximately 43,200 hectares and had applied for additional Mining Exploration Concessions of approximately 2,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total permitted accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo and our subsidiaries SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement which, among other things, provide for the amendments of the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

Concessions Generally

As of December 31, 2017, approximately 97% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 3% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 94% already have been granted pursuant to applicable Chilean law, and approximately 6% are in the process of being granted. Of the Mining Exploration Concessions, approximately 90% already have been granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted.

In 2017, we made payments of approximately US$7.7 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2017:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,815	529,497	46	21,700	2,861	551,197
Region II	9,052	2,382,906	213	68,500	9,265	2,451,406
Region III and others	423	98,749	36	9,900	459	108,649
Total	12,290	3,011,152	295	100,100	12,585	3,111,252

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

Caliche: Facilities and Reserves

Caliche: Facilities

During 2017, caliche ore mining operations were focused in the first region of Chile, and our Nueva Victoria mine was exploited. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and operations at the María Elena site were suspended in October 2013.

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. We are currently developing a project to expand the production capacity of iodide and iodine in Nueva Victoria to reach 11,000 metric tons per year.

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

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2017, we continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. These solutions are treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia.

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

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2017 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	109.0	7.1%	377	Nitrate 6.0%
María Elena	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria	346.2	6.3%	426	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2017, are as follows:

Mine	Probable Reserves (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (2)
Pedro de Valdivia	334.7	7.3%	421	Nitrate 6.0%
María Elena	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria	1,020.7	5.3%	421	Iodine 300 ppm

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2017,” was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mr. Sergio Alarcón and Mr. Orlando Rojas.

Mr. Sergio Alarcón is a geologist with more than 30 years of experience in the field. He is currently employed by SQM as a Senior Geologist in the Mining Production area. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 20.98% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 79.02% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. In 2017, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2017, we carried out recategorizations of indicated resources in the Nueva Victoria West South and Tente en el Aire sectors, totaling 1,493.9 hectares, which is still in process. Our 2018 exploration program includes the exploration of the Tente en el Air section, which totals 3,114 hectares, and the basic study of 24,607 hectares of Franja Oeste sector. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2017		2016		2015
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	21%	US$20/kg	17%	US$23/kg	30%	US$28/kg
Specialty Plant Nutrition	20%	US$722/ton	23%	US$742/ton	29%	US$784/ton
Industrial Chemicals	32%	US$809/ton	35%	US$808/ton	27%	US$770/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

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

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2017, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 110 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)	Total Reserves (millions of metric tons)
Potassium (K+) (2)	52.00	38.47	90.47
Sulfate (SO4-2) (3)	42.71	39.65	82.35
Lithium (Li+) (4)	4.80	3.33	8.13
Boron (B3+) (5)	1.56	1.27	2.83

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in February 2018 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than 14 years of experience in the field of mining hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

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

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Lease Agreement (December 31, 2030). Considering the authorized maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project, considering the same ponds infrastructure existing on January 1, 2018. According to these simulations, a total of 20.9 million metric tons of potassium and 1.55 million metric tons of lithium will be extracted from the producing wells, without considering the returns by direct and indirect reinjection. On the other hand, the proven and probable base reserve, within the authorized area of environmental extraction (RCA 226/06), corresponds to 34.01 million metric tons of potassium and 3.99 million metric tons of lithium, enough to satisfy the demand of the project until the end of the concession.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2017		2016		2015
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	17%	US$282/ton	11%	US$263/ton	29%	US$347/ton
Lithium and Derivatives	71%	US$12,970/ton	66%	US$10,362/ton	51%	US$5,759/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

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

The following table provides a summary of our production facilities as of December 31, 2017:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 320	8.3	573.1
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	14.5	433.2
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47.492	Iodine: 10.0	8.3	490.6
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	9.5	7.1
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253.880	Nitrates: n/a Iodine: 3.2	12.4	217.8
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	9.9	1,542.5
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	12.1	178.4
Tocopilla (11)	Port facilities	22	-	12.7	175.4

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 11,000 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

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

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2017, 2016 and 2015:

(in thousands, unless otherwise stated)	2017	2016	2015
Pedro de Valdivia(1)
Metric tons of ore mined	–	–	9,754
Average grade nitrate (% by weight)	–	–	7.8
Iodine (parts per million (ppm))	–	–	424
Metric tons of crystallized nitrate produced	–	–	346
Metric tons of iodine produced	0.9	0.6	2.8

Maria Elena(2)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (ppm)	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	0.0	0.2	0.1

Coya Sur(3)
Metric tons of crystallized nitrate produced	613	573	611

Pampa Blanca(2)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria
Metric tons of ore mined	36,383	29,902	23,969
Iodine (ppm)	458	454	458
Metric tons of iodine produced	8.8	7.7	7.5

Salar de Atacama (4)
Metric tons of lithium carbonate produced	45	44	33
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,881	2,045	1,988

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the Pampa Blanca mine were suspended in March 2010. During 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), potassium sulfate (SOP) and nitrates.

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped, either packaged (polypropylene bags, polyethylene or polypropylene FIBC big bags) or in bulk. The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal or the Coya Sur facility. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. On the other hand, the product transported to the Port of Tocopilla is a final product that will be shipped or transported to the client or affiliate. The raw material of nitrate for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria and the remaining raw material is provided from historical stock stored in Coya Sur that was produced at the Pedro de Valdivia facility when it was operating. This raw material is obtained from the processing of caliche that is extracted from our mines. On the other hand, potassium sulfate is produced at our Salar de Atacama facilities and later transported by trucks to the Port of Tocopilla terminal.

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

The storage facilities consist of a system of six silos, with a total storage capacity of 55,000 metric tons, and a mixed storage area of open storehouses with a total storage capacity of approximately 250,000 metric tons. In addition, to fulfill future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. The products are also put into bags at the Port of Tocopilla terminal facilities where the bagging capacity is established by two bag packaging machines, one for sacks and polypropylene FIBC big bags and one for FFS polyethylene. The products that are packaged in Tocopilla may be subsequently shipped at the same port or may also be consolidated into trucks or containers for its subsequent dispatch to clients by land or sea through containers from other ports, principally located in Antofagasta, Mejillones and Iquique.

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

Computer System

In addition to the above-listed facilities, we operate varies computer and information systems linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities and production process and maintenance control. The mainframe computing system is located at our offices in Santiago.

In addition, we have incorporated Cloud technologies to have a platform that allows us to support new business processes, related to IoT (Internet of Things), Advanced Analytics and business enablers.

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

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets was reviewed and reduced to the extent where there would not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets are evaluated and recognized if it is more likely than not that future taxable income will allow for recovery of the deferred tax asset.

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

Inventories

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost and the average cost of warehouse storage.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The net realizable value represents the estimate of the sales price, less all the estimated costs involved in making the finished product and the costs that will be incurred in the commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

The provisions for uncertainties in the technical specifications for the Company’s stocks of finished goods and work in progress have been made based on a technical study which covers the different variables that affect products in stock (such as density and humidity). This study is updated periodically to include new measurement technologies and the results from previous financial periods.

Inventories of raw materials, supplies, materials and parts are recorded at the lower of acquisition cost or market value. The acquisition cost is calculated according to the average acquisition price method. Nonetheless, an estimate is made for each financial period of the potential lower value of that proportion of the inventory that consists of obsolete, defective or slow-moving materials. This provision reduces the value of the Company’s raw materials, supplies, materials and parts.

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

The discount rate used for calculating obligations outside the United States was 5.1% and 4.5% for the periods ended as of December 31, 2017 and 2016, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2017 and 4.5% for 2016. The net balance of this obligation is presented under the “Provisions for employee benefits, non-current” line item.

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

We have recognized impairment events derived from the following:

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$32 million which are reflected in the line other expenses by function in the consolidated statement of income for 2016.

On September 22, 2015, the Company decided to close the mining operations at the Pedro de Valdivia site and a portion of such site’s industrial operations. This decision has been made because the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market. The Company recognized the impairment effect of US$58 million in the consolidated statement of income for 2015.

Financial derivatives and hedging transactions

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)       Fair value hedge of assets and liabilities recognized (fair value hedges),

b)       Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities) to our Consolidated Financial Statements. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a.       Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b.       Cash flow hedge

The portion of the derivative instruments used to mitigate cash flow fluctuations related to sales revenue or expenses is recognized in gross margin as a cost or undistributed revenue. The accrued portion of these instruments is recognized in other income or expenditure.

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

We operate as an independent corporation. Nonetheless we are a “controlled corporation,” as that term is defined under Chilean law. See “Item 7.A. Major Shareholders.”

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

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our financial currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 22 to our Consolidated Financial Statements.

We monitor and attempt to balance our non-dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2017, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$33.31 million (EUR27.5 million) and sell South African rand for approximately US$19.96 million (ZAR276.5 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$84.0 million (Ch$51,639 million). All of our UF and Chilean pesos bonds were hedged with cross-currency swaps to the U.S. dollar for approximately US$250 million as of December 31, 2017.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$550 million (Ch$351,416 million).

The following table shows our revenues (in millions of US$) and the percentage accounted for by each of our product lines for each of the periods indicated:

	2017		2016		2015
	US$	%	US$	%	US$	%
Specialty plant nutrition	697.3	32%	623.9	32%	652.3	38%
Iodine and derivatives	252.1	12%	231.1	12%	262.6	15%
Lithium and derivatives	644.6	30%	514.6	27%	223.0	13%
Potassium	135.6	6%	403.3	21%	430.6	25%
Industrial chemicals	379.3	18%	104.1	5%	97.6	6%
Other products and services	48.5	2%	62.2	3%	62.3	4%

Total	2,157.3	100	1,939.3	100	1,728.3	100

The following table shows certain financial information of the Company under IFRS (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2017		2016		2015
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	2,157.3	100.0	1,939.3	100.0	1,728.3	100.0
Cost of sales	(1,394.8)	64.7	(1,328.3)	68.5	(1,185.6)	68.6
Gross profit	762.5	35.3	611.0	31.5	542.7	31.4
Other income	17.8	0.8	15.2	0.8	15.3	0.9
Administrative expenses	(101.2)	4.7	(88.4)	4.6	(86.8)	5.0
Other expenses (1)(2)(3)	(61.6)	2.9	(89.7)	4.6	(106.4)	6.2
Other gains (losses)	0.5	0.0	0.6	0.0	3.8	0.2
Finance income	13.5	0.6	10.1	0.5	11.6	0.7
Finance expenses	(50.1)	2.3	(57.5)	3.0	(69.9)	4.0
Equity income of associates and joint ventures accounted for using the equity method	14.5	0.7	13.0	0.7	10.3	0.6
Foreign currency exchange differences	(1.3)	0.1	0.4	0.0	(12.4)	0.7
Income before income tax expense (1)(2)(3)	594.6	27.6	414.9	21.4	308.3	17.8
Income tax expense	(166.2)	7.7	(133.0)	6.9	(83.8)	4.8

Profit attributable to:
Controlling interests (1)(2)(3)	427.7	19.8	278.3	14.3	220.4	12.7
Non-controlling interests	0.7	0.0	3.6	0.2	4.2	0.2
Profit for the year (1)(2)(3)	428.4	19.9	281.9	14.5	224.5	13.0

(1)	Other expenses for 2015 includes a charge of US$57.7 million for impairment and severance indemnities related to the restructuring of our Pedro de Valdivia operations.
(2)	Other expenses for 2016 includes a charge of US$32.8 million for impairment related to the closure of our train between Coya Sur and Tocopilla. Other expenses for 2016 also includes charges of approximately US$30.5 million related to the Company's agreement with the DOJ and the administrative cease and desist order issued by the SEC in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks in Chile as a result of investigations by the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015” and “Item 8.A.7 Legal Proceedings.”
(3)	Other expenses for 2017 include a charge of US$20.4 million relating to payment by our subsidiary SQM Salar to Corfo after entering into the Corfo Arbitration Agreement to terminate the arbitration proceedings and amend the existing Lease Agreement and Project Agreement. For more information, see “Item 8.A.7 Legal Proceedings.”

Results of Operations – 2017 compared to 2016

Revenues

Revenues increased by 11.2% to US$2,157.3 million in 2017 from US$1,939.3 million in 2016. The main factors that caused the increase in revenues and variations in different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition revenues increased 11.8% to US$697.3 million in 2017 from US$623.9 million in 2016. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2017	2016	% Change
Potassium nitrate and sodium potassium nitrate	601.4	475.8	26%
Specialty blends	209.0	213.5	-2%
Other specialty plant nutrients (*)	129.1	127.2	2%
Sodium nitrate	26.7	24.4	10%

* Includes trading of other specialty fertilizers.

We sell various products within the specialty plant nutrition business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our sales volumes in this business line increased 14.9% in 2017 compared to 2016 primarily due to demand growth and limited supply from our competitors.

Average prices in the specialty plant nutrition business line were US$722/MT in 2017, slightly lower than US$742/MT in 2016.

Iodine and Derivatives

Iodine and derivatives revenues increased 9.1% to US$252.1 million in 2017 from US$231.1 million in 2016. Set forth below are sales volume data for the specified years:

(in Th. MT)	2017	2016	% Change
Iodine and derivatives	12.7	10.2	24%

Our sales volumes in this business line increased by approximately 24% compared to 2016, primarily as a result of higher demand due to new applications of iodine in the specialty plastics and carbon energy plants emission control industries.

However, average prices during 2017 continued to face downward pressure. Our average price for the year was US$20/kilogram, a decrease of over 12% compared to 2016.

Lithium and Derivatives

Lithium and derivatives revenues increased 25.3% to US$644.6 million in 2017 from US$514.6 million in 2016. Set forth below are sales volume data for the specified years:

(in Th. MT)	2017	2016	% Change
Lithium and derivatives	49.7	49.7	0%

The lithium market continued its strong growth in 2017, with total lithium demand increasing by nearly 17% according to our estimates. Supply did not keep the same pace, and therefore market conditions remained tight.

Average prices in this business line increased 25% compared to average prices during 2016, reaching almost US$13,000/MT compared to average prices of approximately US$10,400/MT in 2016.

Potassium

Potassium revenues decreased 5.9% to US$379.3 million in 2017 from US$403.3 million in 2016. Set forth below are sales volume data for the specified years:

(in Th. MT)	2017	2016	% Change
Potassium chloride and potassium sulfate	1,344.3	1,534.7	-12%

Our revenues in the potassium chloride and potassium sulfate business line were impacted by reduced sales volumes in 2017. As anticipated, sales volumes decreased over 12% during 2017 as we focused our production efforts in the Salar de Atacama on increasing lithium yields. The potassium chloride demand increased an additional 4 million metric tons in 2017, reaching almost 63 million metric tons. As result, potash prices increased slightly during the year. Average prices in the potassium chloride and potassium sulfate business line increased approximately 7.4% during 2017 when compared to 2016, reaching US$282/MT.

Industrial Chemicals

Industrial chemicals revenues increased 30.2% to US$135.6 million in 2017 from US$104.1 million in 2016. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2017	2016	% Change
Industrial chemicals	167.6	128.9	30%

Revenues in the industrial chemicals business line increased as a result of higher sales volumes. These higher sales volumes were primarily related to increased sales volumes of solar salts, which totaled almost 88,000 metric tons this year, in line with our estimated volumes for the year.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income decreased 22% to US$48.5 million in 2017 from US$62.2 million in 2016, primarily due to reduced sales volumes.

Cost of Sales

Our overall cost of sales increased 5.0% to US$1,394.8 million in 2017, which represented 64.7% of revenues, from US$1,328.3 million in 2016, which represented 68.5% of revenues. The main factors that caused the increase in cost of sales and variations in different product lines are described below.

Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 16.2% to US$555.4 million in 2017 from US$478.1 million in 2016, as a result of increased sales volumes in 2017. The average cost of sales in the specialty plant nutrition business line was US$575/MT in 2017, slightly higher than US$569/MT in 2016.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 4.4% to US$199.8 million in 2017 from US$191.3 million in 2016, as a result of increased sales volumes in 2017. The average cost of sales in the iodine and derivatives business line was US$16/kilogram in 2017, a decrease of almost 16% from US$19/kilogram in 2016. We believe that we are the lowest cost producer of iodine and the cost reduction achieved in 2017 is a result of concentrating all of our production in the modern and efficient production facilities at Nueva Victoria after the closure of Pedro de Valdivia plant.

Lithium and Derivatives

Lithium and derivatives cost of sales increased 7.8% to US$189.2 million in 2017 from US$175.6 million in 2016, primarily as result of higher lease payments to Corfo, and operating our production plant at full capacity. The average cost of sales in the lithium and derivatives business line was US$3,808/MT in 2017, an increase of almost 7.7% from US$3,536/MT in 2016.

Potassium

Potassium cost of sales decreased 12.7% to US$313.7 million in 2017 from US$359.5 million in 2016, as a result of decreased sales volumes. The average cost of sales in the potassium business line was US$233/MT in 2017, a slight decrease from US$234/MT in 2016.

Industrial Chemicals

Industrial chemicals cost of sales increased 36.2% to US$91.8 million in 2017 from US$67.4 million in 2015, as a result of increased sales of solar salts. The average cost of sales in the industrial chemicals business line was US$547/MT in 2017, an increase of 4.7% from US$523/MT in 2016. This increase in cost was a result of a change in product mix.

Gross Profit

Gross profit increased 24.8% to US$762.5 million in 2017, which represented 35.3% of revenues, from US$611.0 million in 2016, which represented 31.5% of revenues. As discussed above, this increase is attributable to the increase in revenues as a result of significantly higher lithium prices, higher sales volumes in specialty plant nutrition, iodine and derivatives, and solar salts. A reduction in cost of sales from 68.5% of 2016 revenues to 64.7% of 2017 revenues also contributed to an increase in gross profit.

Other Income

Other income increased 17.3% to US$17.8 million in 2017, which represented 0.8% of revenues, from US$15.2 million in 2016, which represented 0.8% of revenues. As a percentage of revenues, other income remained very similar between 2017 and 2016.

Administrative Expenses

Administrative expenses increased 14.4% to US$101.2 million in 2017, which represented 4.7% of revenues, from US$88.4 million in 2016, which represented 4.6% of revenues, due to increased revenues.

Other Expenses

Other expenses decreased 31.3% to US$61.6 million in 2017, which represented 2.9% of revenues, from US$89.7 million in 2016, which represented 4.6% of revenues. This decrease was primarily attributable to a one-time charge for impairment related to the closing of the train between Coya Sur and Tocopilla of approximately US$32.8 million and a charge of approximately US$30.5 million related to the Company's agreement with the DOJ and the administrative cease and desist order issued by the SEC, both in 2016. The decrease in other expenses seen in 2017 was partially offset by a charge of approximately US$20.4 million relating to payment made by our subsidiary SQM Salar S.A. to Corfo after entering into the Corfo Arbitration Agreement.

Other Gains (Losses)

Other gains (losses) decreased to a gain of US$0.5 million in 2017, which represented 0.03% of revenues, from a gain of US$0.7 million in 2016, which represented 0.04% of revenues.

Finance Income

Finance income increased 33.3% to US$13.5 million in 2017, which represented 0.6% of revenues, from US$10.1 million in 2016, which represented 0.5% of revenues, due to higher interest rates earned on our investments and higher investments volumes during the year.

Finance Expenses

Finance expenses decreased 12.8% to US$50.1 million in 2017, which represented 2.3% of revenues, from US$57.5 million in 2016, which represented 3.0% of revenues, due to decreased levels of debt that we had during 2017.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method increased 10.8% to US$14.5 million in 2017, which represented 0.7% of revenues, from US$13.0 million in 2016, which represented 0.7% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$1.3 million in 2017, which represented 0.06% of revenues, compared with a profit of US$0.5 million in 2016, which represented 0.2% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We aim to mitigate this impact through an active hedging program. During 2017, the Chilean peso appreciated 8.0% against the U.S. dollar.

Profit Before Taxes

Profit before taxes increased by US$179.7 million, or 43.3%, to US$594.6 million in 2017 from US$414.9 million in 2016. This increase was primarily attributable to increase in revenues by US$218.0 million, a decrease in financial expenses by US$7.4 million and a decrease in other expenses by US$28.1 million, partially offset by an increase in cost of sales by US$66.5 million, each of the reasons described above.

Income Tax Expense

Income tax expenses increased 25.0% to US$166.2 million in 2017, representing an effective tax rate of 27.9%, compared to US$133.0 million in 2016, representing an effective tax rate of 32.0%. The effective Chilean corporate tax rate was 24.0% during 2016 and increased to 25.5% during 2017. The difference between the statutory and effective tax rates was primarily due to a decrease related to tax effect of tax rates outside Chile and non-deductible expenses as detailed in the Note 27.3 d.11 to our Consolidated Financial Statements.

Profit for the Year

Profit for the year increased 53.7% to US$427.7 million in 2017 from US$278.3 million in 2016, primarily as a result of significantly higher lithium prices and increased sales volumes in specialty plant nutrients, iodine and derivatives and industrial chemicals business lines.

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

Specialty Plant Nutrition

Specialty plant nutrition revenues decreased 4.4% to US$623.9 million in 2016 from US$652.3 million in 2015. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2016	2015	% Change
Potassium nitrate and sodium potassium nitrate	475.8	493.6	-4%
Specialty blends	213.5	203.9	5%
Other specialty plant nutrients (*)	127.2	108.4	17%
Sodium nitrate	24.4	26.0	-6%

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

Other Income

Other income decreased 0.6% to US$15.2 million in 2016, which represented 0.8% of revenues, from US$15.3 million in 2015, which represented 0.9% of revenues. As a percentage of revenues, other income remained very similar between 2016 and 2015.

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

5.B. Liquidity and Capital Resources

As of December 31, 2017, we had US$989.7 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2017, we had US$248 million of unused uncommitted working capital credit lines.

Shareholders’ equity decreased to US$2,247.5 million as of December 31, 2017 from US$2,307.3 million as of December 31, 2016. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 0.91 as of December 31, 2017 from 0.83 as of December 31, 2016.

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

The table below shows our cash flows for 2017, 2016 and 2015:

(in millions of US$)	2017	2016	2015
Net cash from operating activities	758.3	633.7	427.3
Net cash used in financing activities	(411.9)	(816.4)	(180.3)
Net cash from (used in) investing activities	(248.1)	162.4	(69.8)
Effects of exchange rate fluctuations on cash and cash equivalents	17.5	7.8	(4.5)
Net increase (decrease) in cash and cash equivalents	115.8	(12.6)	172.7

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

The Board of Directors approved a capital expenditures plan for 2018 of approximately US$517 million in connection with investments to be made in Chile and abroad. The 2018 capital investment program is primarily focused on the maintenance and expansion of our production facilities as well as investment in new projects. Our 2018 capital investment program does not require external financing but we evaluate from time to time whether to access capital markets in order to optimize our financial position. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. We paid dividends of US$370 million and US$398 million during 2017 and 2016, respectively. Our 2017 dividend policy, as disclosed at our 2017 annual general shareholders’ meeting, is to pay a percentage of our net income that is determined as per following financial parameters:

(i) 100% of the 2017 net income, when the following financial parameters are met: (a) the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of the 2017 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

(iii) 60% of the 2017 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2017 net income.

On May 17, 2017, the Board of Directors agreed to pay and distribute on June 15, 2017 a provisional dividend of US$103 million, equivalent to US$0.39222 per share, to be charged against the 2017 net income.

On August 23, 2017, the Board of Directors agreed to pay and distribute on September 14, 2017 a provisional dividend of US$101 million, equivalent to US$0.38432 per share, to be charged against the 2017 net income.

On November 22, 2017, the Board of Directors agreed to pay and distribute on December14, 2017 a provisional dividend of US$113 million, equivalent to US$0.42879 per share, to be charged against the 2017 net income.

On March 28, 2018, the Board of Directors agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2017 net income and a special dividend (dividendo eventual) in the amount of US$100 million. The payment of these dividends will be presented for consideration at the Annual General Shareholders’ Meeting held on April 27, 2018. Therefore, and subject to the approval at the shareholders’ meeting, the Company shall pay a final dividend of US$1,62501 per share to be charged against the 2017 net income and a special dividend of US$0.37994 per share to be charged against the retained earnings. The amount of US$1.20533 per share must be deducted from the final dividend, as it was already paid in the form of interim dividends. The balance, in the amount of US$0.41968 per share, and a special dividend of US$0.37994 per share shall be paid and distributed to Company´s shareholders, pending shareholders´ approval, on May 10, 2018.

The dividend policy for 2018 is expected to be announced at the Annual Shareholders’ Meeting held on April 27, 2018.

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, decreased to 3.29 as of December 31, 2017 from 4.02 as of December 31, 2016. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2017.

Debt Instrument(1)	Interest Rate	Issue Date	Maturity Date	Amortization
5.50% Notes due 2020 — US$250 million	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$300 million	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.375% Notes due 2025 — US$250 million	4.38%	Oct. 28, 2014	Jan. 28, 2025	Bullet
Series H Bond — UF 4 million	4.90%	Jan. 05, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	3.80%	Feb. 01, 2012	Feb. 01, 2033	Bullet

(1) UF- denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

As of December 31, 2017, we had total financial debt of US$1,203 million compared to US$1,215 million as of December 31, 2016. Considering the effects of financial derivatives, our total financial debt amounted to US$1,252 million as of December 31, 2017 and US$1,273 million as of December 31, 2016. Of the total debt as of December 31, 2017, US$223 million was short-term debt. All of our UF local bonds were hedged with cross-currency swaps to the U.S. dollar as of December 31, 2017.

As of December 31, 2017, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.

The following table shows the maturities of our long-term debt by year as of December 31, 2017 (in millions of US dollars):

Maturity(1)	Amount
2018	163.0
2019	7.9
2020	265.9
2021	15.9
2022 and thereafter	750.1
Total	1,202.8

(1) Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2017 not including the effects of the cross currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2017, a market value of US$5 million against SQM.

On April 5, 2018, we placed and sold on the Chilean stock market an issue of Series P bonds for the total amount of UF 3,000,000 (approximately US$135 million). The issued bonds (i) have a maturity date of January 15, 2028, (ii) will accrue interest at the rate of 3.25% per annum on the unpaid capital, expressed in UF, from January 15, 2018; and (iii) have an early redemption option from April 5, 2018.

Environmental and Occupational Safety and Health Projects

We spent US$20.6 million on environmental, safety and health projects in 2017. We have budgeted approximately US$17.5 million in 2018 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

For the years ended December 31, 2017, 2016 and 2015, we invested US$6.4 million, US$11.0 million and US$4.4 million, respectively, in research and development activities.

5.D. Trend Information

Our revenues increased 11.2% to US$2,157.3 million in 2017 from US$1,939.3 million in 2016. Gross profit increased 24.8% to US$762.5 million in 2017, which represented 35.3% of revenues, from US$611.0 million in 2016, which represented 31.5% of revenues. Profit attributable to controlling interests increased 53.7% to US$427.7 million in 2017 from US$278.3 million in 2016.

Our sales volumes in the specialty plant nutrition business line increased 14.9% in 2017 compared to 2016, while average prices decreased by 2.7%. As a result, our revenues in this business line increased by 11.8%. Higher sales volumes seen during 2017 were due to demand growth and limited supply from our competitors. We expect to see similar sales volumes in 2018. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. Average prices in this business line were slightly lower in 2017, and we expect average prices to be flat in 2018.

Our sales volumes in the iodine business line increased 24.4% in 2017. We also saw prices stabilize during the first half of the year and slightly improving in the second half of the year. Still, the average prices in 2017 were 12.3% lower than the average prices seen in 2016. Increased sales volumes compensated for lower prices resulting in an increase of 9.1% in our revenues for this business line. We believe that the pricing trend will continue into 2018 with average prices slightly higher than in 2017. According to our estimates, the global iodine demand grew slightly in 2017 reaching almost 35,300 MT and we increased our market share to over 35%. We expect to increase our iodine sales volumes in line with the market growth, maintaining our current market share.

We saw similar sales volumes in the lithium business line in 2017 compared to 2016. The lithium market continued its strong growth in 2017, with total demand growth reaching close to 17% according to our estimates. Supply did not keep the same pace, and therefore market conditions remained tight and prices increased significantly during the year. This pricing trend, given that the sales volumes stayed at the same level as in 2016, impacted our revenues for 2017 by almost US$130 million. Average prices in this business line increased another 25% compared to average prices seen during 2016. We believe that the market price could be almost 20% higher in the first half of 2018 compared to the fourth quarter of 2017. However, we expect that new projects could increase their supply in the second half of 2018 resulting in more stable or slightly lower average prices. Still, we expect averages prices to be higher in 2018 compared to the average prices seen in 2017. We believe that the worldwide lithium market could grow almost 20% in 2018, driven by the development of energy storage and batteries for electric vehicles.

Once the amendments to the Lease Agreement and Project Agreement with Corfo become effective, the higher lease payment rate will be applied to the revenues related to lithium. We expect to increase our sales volumes to almost 55,000 metric tons in 2018; however, we are not able to confirm whether the increased sales volumes combined with higher prices could offset the impact of higher lease payments on the gross margin of this business line.

Our sales volumes in the potassium business line decreased by 12.4% in 2017 compared to 2016, as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Average prices in the potassium chloride and potassium sulfate business line increased approximately 7.4% during 2017 when compared to 2016, reaching US$282/MT. We believe that we could see a continued decrease in potassium chloride production during 2018 with sales volumes of approximately one million metric tons, as we are increasing our lithium production. The higher prices reflected the stronger global demand for potassium chloride in 2017, reaching almost 63 million metric tons. We believe that average prices for this business line could remain flat or show a slight growth in 2018.

Our sales volumes in the industrial chemicals product line increased 30.0% in 2017 compared to 2016, driven by higher sales volumes of solar salts. Solar salts sales depend on the ramp up of the concentrated solar power plants (CSP) projects and we expect our sales volumes in 2018 to be approximately 50,000 metric tons. During 2017, prices remained flat compared to 2016.

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

5.F. Tabular Disclosure of Contractual Obligations

The following tables show our material expected obligations and commitments as of December 31, 2017:

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial liabilities (1)	1,486,414	212,223	361,028	161,493	751,668
Operating leases	76,643	5,474	10,949	10,949	49,270
Purchase commitments (2)	41,601	41,601	-	-	-
Staff severance indemnities	27,445	-	-	-	27,445
Total contractual obligations and commitments	1,632,103	259,298	371,977	172,442	828,383

(1) Include short-term and long-term financial liabilities with interest calculated based on the contractual agreements and considering the effect of hedging financial instruments.

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

6.A. Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our By-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our Ordinary Shareholders’ Meeting. Cumulative voting is allowed for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled Ordinary Shareholders’ Meeting. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board of Directors has a Directors’ Committee and its regulations are discussed below.

Each member of the current Board of Directors, other than Messrs. Darryl Stann and Mark F. Fracchia, was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 28, 2017. Between January 1, 2017 and April 28, 2017, Messrs. Ed Waitzer, Hans Dieter Linneberg, Julio Rebolledo served as Board members.

On January 24, 2018, Joanne L. Boyes and Robert A. Kirkpatrick presented to the Board of Directors their resignations from the position as directors of SQM. On the same day, Darryl Stann was appointed as Company´s director, replacing Joanne L. Boyes. On February 19, 2018, Mr. Mark F. Fracchia was appointed as SQM´s director replacing Mr. Kirkpatrick. As a result of the resignation of Ms. Boyes and Mr. Kirkpatrick, pursuant to the Company’s By-laws, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 27, 2018.

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

April 2016

Name	Position and relevant experience	Current position held since
Gerardo Jofré M. (1)

Vice Chairman of the Board and Director. Mr. Gerardo Jofré M. has a degree in business administration from the Universidad Católica de Chile. He is currently a Board member of Enel Chile S.A., the Real Estate Investment Council of Santander Real Estate Funds, the Autoregulation Council of the Chilean Insurance Association and the Council of País Justo Foundation. From 2014 to May 2017 he was a Board member of Codelco where he served as Chairman from 2010 to 2014. From 2010 to April 2017 he was a Board member of Latam Airlines. From 2005 to 2010 he served as a Board member of Empresa Nacional de Electricidad S.A., Viña San Pedro Tarapacá, D&S, Inmobiliaria Titanium, Construmart and Inmobiliaria Parque del Sendero as well as the President of Saber Más Educational Foundation. Mr. Jofré was Director of Insurance for America at Santander Group of Spain between 2004 and 2005. From 1989 to 2004 he served as Vice Chairman and CEO of Santander Group in Chile, and was a Board member and Chairman of various Group’s companies. Between 1979 and 1989 Mr. Jofré served as CEO of ISE Insurance Company, advisor to the Minister of Finance, Chief of Control and Studies of the CMF, and Chief of Planning in the Ministry of Planning.

April 2017
Hernán Büchi B.

Director. Mr. Hernán Büchi is a Civil Engineer from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016. He is currently a Board member of Quiñenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.

April 2017
Mark F. Fracchia (2)

Director. Mr. Fracchia has a degree in Chemical Engineering from the University of Saskatchewan. Mr. Mark Fracchia was appointed President, PCS in July 2014 and held that position until his retirement in January 2018. As President, Mr. Fracchia led the planning and execution of the strategic objectives for PCS, and for optimizing margins through safe, reliable, efficient and low-cost operations. He was also responsible for PCS’s Safety, Health, Environment & Security strategy and programs; and for advancing the Corporation’s Diversity & Inclusion objectives in PCS. Mr. Fracchia was previously Vice President, Safety, Health & Environment, with oversight for PCS’s safety and environmental strategy and performance, from 2011 to 2014. Prior to 2011, Mr. Fracchia worked in a variety of capacities at PCS. He began his career with Kalium Canada Ltd. (now Mosaic) in 1984. He was Technical Superintendent when the company was purchased by PCS in 1993. He is a member of the Association of Professional Engineers and Geoscientists in Saskatchewan and the Canadian Institute for Mining.

February 2018

Name	Position and relevant experience	Current position held since
Gonzalo Guerrero Y.(3)	Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute board member of Integramédica S.A for more than seven years and was Director of Inversiones Oro Blanco S.A and VNT S.A. (Vantrust Capital Asset Management), among others, until April 2016. Currently, he is an executive board member of Guerrero and Associates, and a board member of Sanasalud S.A., Club Deportivo Palestino SADP and SMA Clínica Internacional S.A. (Peru).	April 2017

Fernando Massu T.	Director. Mr. Fernando Massu T. has a degree in business administration from the University of Adolfo Ibañez. He is currently the Chairman of the Board of Directors of BTG Pactual Chile and a Board member of the University of Adolfo Ibañez Foundation. Previously, he was CEO of CorpBanca and Director of Wholesale Banking at Banco Santander Chile, among other positions at various financial institutions.	April 2017
Arnfinn F. Prugger

Director. Dr. Prugger is former Vice President, Technical Services of PCS (retired from this position on January 30, 2018). He has been with the company for over 25 years and has a wide range of senior-level experience in mining, mine operations and potash exploration.

April 2015
Darryl Stann(4)

Director. Mr. Stann is former SVP Finance and Chief Risk Officer of PCS, where he had executive oversight for risk and key global finance and procurement functions. He was an integral member of the executive committee that consummated the 2018 merger of PCS and Agrium Inc. to form Nutrien Ltd., the largest-ever merger of equals in the global fertilizer industry. In his role, he was also a member of the CEO’s executive committee that set overall strategic direction at PCS, defined business priorities and managed enterprise-level decisions. He served in numerous other key leadership positions with the company, spanning finance, business development, sales, marketing and supply chain. Prior to this, he worked in a senior capacity at Deloitte in Canada and Australia, providing financial advisory, consulting and assurance services to large multinational companies. Mr. Stann earned a Bachelor of Commerce degree with great distinction from the University of Saskatchewan, Canada. He also holds the designations of Chartered Professional Accountant (CPA, CA) in Canada and Certified Public Accountant in the US. From 2013 to 2018, Mr. Stann served on the board of the Canadian Chamber of Commerce and sat on its Finance and Audit Committee.

January 2018

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Patricio de Solminihac T.

Chief Executive Officer. Mr. de Solminihac earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Master of Business Administration from the University of Chicago. In 1988, he joined SQM as Business Development Vice President. Currently, he is a Member of Board of Directors of Melon S.A. and of International Fertilizer Association (IFA). Member of Board of Governors of Sociedad de Fomento Fabril (Sofofa) and of Sociedad Nacional de Mineria (Sonami).

March 2015
Ricardo Ramos R.

Chief Financial Officer and Vice President of Corporate Services. Mr. Ramos earned an industrial engineering degree from the Pontificia Universidad Católica de Chile. In 1989, he joined SQM as Finance Advisor and in 1994 became a CFO. Mr. Ramos is also a member of the Board of Directors of SQMC.

May 2016
Gonzalo Aguirre T.

General Counsel. Mr. Aguirre studied law at the Universidad Católica de Chile and earned a Master of Laws (LL.M) degree from Georgetown University Law Center. He joined SQM in April 2016 and has served as Legal Vice President since September 2016. Prior to joining SQM, he worked at SunEdison as Head of Legal for Latin America and at AES Gener, where he served as a counsel on corporate and project matters. Prior to his in-house practice, he worked for Carey, Paul Hastings LLP (as an international legal consultant) and Vial and Palma, where his practice focused on corporate and financial matters. He is admitted to practice in Chile and in Washington, D.C., as a special legal consultant.

September 2016

Name	Position and relevant experience	Current position held since
Pablo Altimiras C.

Vice President of Development and Planning. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Development and Planning.

May 2016
Juan Carlos Barrera P. (5)

Vice President of Operations, Potassium and Lithium. Mr. Barrera earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Master of Business Administration from Tulane University and Universidad de Chile.  From 1991 to 1994, he served in various roles at SQM, including as Advisor in the Business Development area. In 1995, he was Business Development Manager of SQM Nitratos S.A. Thereafter, he was Corporate Quality Manager in 1999, Corporate Supply Chain Vice President in 2000 and General Manager of SQMC in 2006.

January 2007
Jose Miguel Berguño C. (6)

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

May 2016

Name	Position and relevant experience	Current position held since
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
Gerardo Illanes G. (7)

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

May 2016
Daniel Jiménez Sch.

Vice President of Sales Iodine, Lithium and Industrial Chemicals. Mr. Jiménez earned an industrial engineering degree from the Pontificia Universidad Católica de Chile and a Master of Business Administration from Old Dominion University. In 1991, he joined SQM and has served in several positions within the finance and sales areas at SQM’s headquarters and foreign subsidiaries in the United States and Belgium for eight years.  In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals. In 2012, he became VP of Export. In 2016, he became VP of Sales of Iodine, Lithium and Industrial Chemicals. Mr. Jiménez is also a member of the Board of Directors of SQMC.

May 2016

Name	Position and relevant experience	Current position held since
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

January 2016
Andrés Yaksic B.	Risk Management and Compliance Officer. Mr. Yaksic earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 2008, he joined SQM as a Strategic Marketing Engineer and became Strategic Marketing Manager the following year. In 2012 and 2013, he was Development Manager for New Lithium Projects and from November 2013 worked as the Finance Manager for the Commercial Offices.	October 2015

(1)	As of March 10, 2018 Mr. Jofré beneficially owned less than 1% of SQM´s Series B shares.
(2)	On February 19, 2018, Mark F. Fracchia was appointed as SQM´s director replacing Robert A. Kirkpatrick.
(3)	As of December 31, 2017, Mr. Guerrero beneficially owned 1,353 of SQM´s shares.
(4)	On January 24, 2018, Darryl Stann was appointed as SQM´s director replacing Joanne L. Boyes.
(5)	As of December 31, 2017, Mr. Barrera beneficially owned 224 of SQM’s shares.
(6)	As of December 31, 2017, Mr. Berguño beneficially owned 380 of SQM’s shares.
(7)	As of December 31, 2017, Mr. Illanes beneficially owned 800 of SQM’s shares.

6.B. Compensation

At the Ordinary Shareholders’ Meeting held on April 28, 2017, shareholders approved the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.

During 2017, directors were paid a monthly fee, which was independent of attendance and the number of Board sessions. For the Chairman, the fee amounted to UF 400 per month. For the remaining seven directors, the fee amounted to UF 200. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2017, the Chairman received the equivalent of 0.15% of 2016 profit and each of the remaining seven directors received the equivalent of 0.06% of 2016 profit.

In addition, during 2017, members of the Directors’ Committee were paid UF 75 per month, regardless of the number of sessions held by the Directors’ Committee. In addition, the members of the Directors’ Committee received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2017, members of the Directors’ Committee each received an amount equal to 0.02% of 2016 profit. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

During 2017, the members of the Safety, Health and Environmental Committee received UF 50 per month, regardless of the number of sessions held. During 2017, the members of the Corporate Governance Committee received UF 50 per month, regardless of the number of sessions held.

During 2017, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (CH$)	SQM Directors' Committee (CH$)	SQM Health, Safety and Environment Committee (CH$)	Corporate Governance Committee (CH$)	SQMC Board Meeting (CH$)	Total (CH$)
LUIS EUGENIO PONCE LEROU	366,615,160	0	0	0	9,571,861	376,187,021
HANS DIETER LINNEBERG A.	132,066,221	44,903,272	0	5,287,185	0	182,256,678
GONZALO GUERRERO YAMAMOTO	174,729,911	0	15,953,107	0	0	190,683,018
JULIO CESAR REBOLLEDO DIAZ	137,335,816	46,879,370	0	0	0	184,215,186
EDWARD J. WAITZER	137,335,816	46,879,443	0	6,604,583	0	190,819,842
ROBERT A. KIKPATRICK	206,080,523	0	0	23,790,710	0	229,871,233
ARNFINN F. PRUGGER	206,080,523	0	23,790,710	0	0	229,871,233
JOANNE L. BOYES	206,080,523	13,989,025	14,464,693	0	0	234,534,241
HERNAN BÜCHI BUC	37,304,063	0	9,326,017	9,326,017	0	55,956,097
GERARDO JOFRÉ MIRANDA	37,304,064	13,989,025	0	9,326,017	0	60,619,106
FERNANDO MASSU TARÉ	37,304,062	13,989,025	0	0	0	51,293,087
Total	1,678,236,682	180,629,160	63,534,526	54,334,511	9,571,861	1,986,306,740

For the year ended December 31, 2017, the aggregate compensation paid to our 115 principal executives based in Chile was Ch$16,824 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees based on individual performance, company performance and short-term indicators. We provide executives with an annual and a long-term bonus plan payable in the first quarter of 2021 or the date of the executive´s resignation. Their incentives are based on target achievement, individual contribution to the Company’s operating results, the operating results and safety indexes of the Company. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

As of December 31, 2017, we had a provision related to all of the incentive programs in the aggregate of US$28.9 million.

We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2020. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the previous Annual Ordinary Shareholders’ Meeting held on April 28, 2017.

The members of the Board of Directors are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2017, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

Between January 1, 2017 and April 27, 2017, our Directors’ Committee was comprised of three Directors: Mr. Waitzer, Mr. Julio Rebolledo D. and Mr. Linneberg. Each of the three members met the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Linneberg and Mr. Waitzer met the requirements for independence. On March 22, 2017, Julio Rebolledo D. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 27, 2017.

Since April 28, 2017, our Directors’ Committee was comprised of three Directors: Mr. Gerardo Jofré M., Mr. Fernando Massu T. and Ms. Joanne L. Boyes. Messrs. Jofré and Massu met the NYSE independence and Chilean independence requirements for audit committee members. Ms. Boyes, who was an executive officer of Nutrien (formerly PCS prior to the merger with Agrium Inc. on January 1, 2018) during her service on our Directors’ Committee, served as an observer on audit committee matters. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.” On January 24, 2018, Ms. Boyes resigned from her position as director of SQM. On the same day, Mr. Darryl Stann was appointed as a director, replacing Ms. Boyes.

During 2017, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act; (viii) the report on internal control of the Company and (ix) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2017.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2017 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2017 business year.

(b)	Examined at its meeting No. 118 on November 22, 2017, the execution of a bond issue agreement (“Agreement”) with BTG Pactual. BTG Pactual is a related party because SQM´s director Mr. Massú is a president of that entity. The Director´s Committee approved the Agreement. In its meeting No. 746 on November 22, 2017, the Board of Directors was duly informed of such approval and, in turn, also confirmed that the Agreement was on terms, prices and other conditions similar to those prevailing in the respective markets at the pertinent time and approved the execution of the Agreement, by the unanimous vote of directors present at the meeting with the abstention of Mr. Massú.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(d)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No. 18,046.

On April 28, 2017, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the annual remuneration of the members of the Committee. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting. During 2017 the Committee incurred expenses of approximately US$167,000 related to the advisory services of Internal Audit and SOX Audit.

Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three Directors, of which at least one member should preferably be independent from the controller (i.e., any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

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

303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee that performs the functions of an audit committee and that complies with the requirements of the NYSE corporate governance rules.

303A.07

The audit committee is subject to requirements that are

in addition to Section 303A.06. This includes, among others, the following requirements: the audit committee must have a minimum of three members; all audit committee members must satisfy requirements of independence; the audit committee must have a written charter; each listed company must have an internal audit function to provide management with ongoing assistance of the company’s risk management process and the system of internal controls.

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

SQM does not have equity compensation plans. However, as mentioned in Item 6.B. Compensation, the Company does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Commission for the Financial Market.

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

6.D. Employees

As of December 31, 2017, we had 4,921 permanent employees, 216 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.3 years.

		As of December 31,
	2017	2016	2015
Employees in Chile	4,630	4,535	4,048
Employees outside of Chile	291	216	202
Total employees	4,921	4,751	4,250

As of December 31, 2017, 64% of our permanent employees in Chile were represented by 22 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships and additional health, death and disability benefits, among others.

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

Over 95% of our employees are employed in Chile, of which approximately 64% were represented by 22 labor unions as of December 31, 2017. As of July 31, 2017, we concluded renegotiations with three unions. As a result, all collective labor contracts were renegotiated for the duration of three years. In November 2017, we began a new cycle of individual collective labor contract negotiations. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E. Share Ownership

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the shareholdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.    Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of April 2, 2018 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
The Bank of New York	—	—	40,220,827	33.41%	15.28%
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	44,894,152	31.43%	8,074,874	6.71%	20.13%
Inversiones El Boldo Ltda.(3)	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile S.A.(3)	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(2)	18,179,147	12.73%	—	—	6.91%
Inversiones PCS Chile Limitada.(3)	15,526,000	10.87%	1,600,000	1.33%	6.51%
Banco de Chile por Cuenta de Terceros No Residentes	—	—	9,297,049	7.72%	3.53%
Inversiones Global Mining Chile Ltda.(2)	8,798,539	6.16%	—	—	3.34%
Banco Itau Corbanca por Cuenta de Inversionistas Extranjeros	19,125	0.01%	7,488,844	6.22%	2.85%

(1)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(2)	As of April 2, 2018, SQM had a Controller Group. SQM has been informed that, as of April 2, 2018, Mr. Julio Ponce Lerou, who is the brother of Eugenio Ponce L., and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 30.38% of all shares of SQM (consisting of 71,871,838 Series A shares and 8,074,874 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Pampa Calichera, which controls 20.13% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), control 30.38% of SQM.

As of April 2, 2018, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and Kowa Holdings America Inc. (together, the “Kowa Group”) are owners of 2.11% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of Controller Group of the Company. The aforementioned Joint Operation Agreement refers to a filing made with the CMF that was filed by Sociedad de Inversiones Pampa Calichera S.A. on December 21, 2006, as amended on April 3, 2008 and March 17, 2009. See also Note 6.3 and Note 9.2 to our Consolidated Financial Statements.

The following table shows the combined stakes that the Controller Group held in SQM as of the dates specified:

% Beneficial ownership
April 2, 2018	32.49%
December 31, 2017	32.08%
December 31, 2016	32.08%
December 31, 2015	32.08%

(3)	As of April 2, 2018, SQM has been informed that Nutrien (formerly PCS prior to the merger with Agrium Inc., as described below) indirectly owns 100% of the shares of Inversiones El Boldo Limitada, 100% of the shares of Inversiones RAC Chile S.A., and 100% of the shares of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887 shares, or 32.00%, of SQM’s total shares. The stake held by PCS as of December 31, 2017, 2016 and 2015 was 32.00% of SQM’s total shares.

In addition to the Joint Operation Agreement discussed above, on April 17, 2017, certain entities owned by the Pampa Group, the Kowa Group and PCS, which collectively own 64.49% of the total outstanding shares of SQM, entered into a letter agreement with respect to certain corporate governance matters of SQM (the “Corporate Governance Agreement”). A full copy of the Corporate Governance Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

On October 18, 2017, PCS issued a press release announcing the approval by the Competition Commission of India for the proposed merger between PCS and Agrium Inc. The approval was conditioned on PCS’ commitment to divest its minority shareholdings in several companies, including SQM, within 18 months. PCS and Agrium Inc. completed the merger on January 1, 2018, forming Nutrien. As of April 2, 2018, Nutrien has not yet completed the sale of any portion of its interest in SQM.

On December 18, 2017, in connection with the Corfo Arbitration Agreement, the companies that are part of the Pampa Group entered into an agreement for the benefit of Corfo (the “Pampa Group Agreement”), which, among other things, provides for: (i) the termination of the Joint Operation Agreement, and (ii) an agreement to not enter into any joint action with third parties that allows Pampa Group to acquire the status of sole controller or joint controller, as defined by article 97 of the Chilean Securities Market Law. The obligations set forth in clause (ii) expire on December 31, 2030. In addition, the Pampa Group Agreement also includes numerous provisions relating to corporate governance and control. The effectiveness of the obligations of the parties to the Pampa Group Agreement is subject to the execution of the amendments of the Lease Agreement and the Project Agreement and the obtainment of all approvals under Chilean Law. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.” Neither SQM nor any of its subsidiaries, including SQM Potasio S.A. and SQM Salar, is a party to the Pampa Group Agreement. A full copy of the Pampa Group Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference. Upon termination of the Joint Operation Agreement pursuant to the Pampa Group Agreement, the Pampa Group and the Kowa Group would cease to be a Controller Group.

The Company believes that approximately 51.31% of its Series A shares and 31.25% of its Series B shares were beneficially held in Chile as of April 2, 2018. Approximately 1,391 record holders were in Chile as of April 2, 2018.

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

Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of April 2, 2018, there were 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

On April 2, 2018, Sociedad de Inversiones Pampa Calichera S.A. and Potasios de Chile S.A., which collectively own shares of SQM representing more than 10% of the total voting rights of SQM, sent a letter to SQM requesting SQM to hold an extraordinary shareholders’ meeting to amend the By-laws of SQM. The letter proposes technical changes to the By-laws as well as an amendment providing for a new “second transitory article” as follows:

“FOR THE ENTIRE PERIOD BETWEEN APRIL 27, 2018 AND DECEMBER 31, 2030, THE RESTRICTION TO NOT VOTE MORE THAN 37.5% OF ANY SERIES OF COMPANY SHARES, AS ESTABLISHED BY THE THIRTY-FIRST ARTICLE OF THE BYLAWS, RECOGNIZES THE FOLLOWING EXCEPTION: If two or more people, related to each other or not, with or without an joint action agreement, acquire between now and December 31, 2030 (the “entering shareholders”), a quantity of the company’s A-series shares which allows them to exercise effective voting rights for more than 37.5% of the series, then any shareholder or group of shareholders listed in the respective registry as of this date, that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, shall have the right to vote a number of the company’s A-series shares in its power equivalent to the lesser of (i) the number of those series’ shares owned by the existing shareholders at the present date, and (ii) the number of those series’ shares for which the entering shareholders could exercise voting rights. Likewise, if, for any reason, one of the company’s shareholders listed in the respective registry to date and owner of a number of the company’s A-series shares corresponding to more than 37.5% of said series, were to acquire, between the present date and December 31, 2030, the capacity to exercise effective voting rights for more than 37.5% of the company’s A-series shares, whether as a result of a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other company shareholder or group of shareholders not related to them that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, including both existing and entering shareholders, shall have the right to vote a number of shares of said series in its power equivalent to the lesser of (i) the number of those series’ shares owned by the latter shareholder or shareholders, and (ii) the number of those series’ shares for which the existing shareholder has the capacity to exercise voting rights in excess of the 37.5% restriction.”

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

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates, which are described in Note 9 to our Consolidated Financial Statements.

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2017, 2016 and 2015:

Th. US$	2017	2016	2015
Foreign sales	2,013,111	1,776,845	1,539,740
Total sales	2,157,323	1,939,323	1,728,332

Foreign sales %	93.3%	91.6%	89.1%

8.A.7 Legal Proceedings

Chilean Investigation

The SII has conducted investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor also has conducted related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc Committee authorized to conduct an internal investigation relating to the issues that were the subject of the SII and the Chilean Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

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

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by PCS, one of SQM’s two principal shareholder groups. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Chilean Public Prosecutor.

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

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Chilean Public Prosecutor.

On March 31, 2015, the CMF filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the CMF proceeded to fine the three current and the two former members of the Board of Directors UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Chilean Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Chilean Public Prosecutor.

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

During 2015, the ad-hoc Committee that was established in February 2015, conducted an investigation into whether the Company faced possible liability under the FCPA. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the SEC and the DOJ).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a DPA that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the 2016 financial statements.

On January 26, 2018, the 8th Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor, relating to SQM and its subsidiaries SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to possible corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively, and were accrued in the Consolidated Financial Statements of the Company for 2017. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter.

Class Actions

Since October 2015, a consolidated class action lawsuit has been pending against the Company in the United States District Court for the Southern District of New York, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above.  The complaint alleges that certain statements made by the Company, principally in the Company’s SEC filings and press releases, were materially false and/or misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder.  Specifically, the complaint challenges certain of the Company’s statements concerning its compliance with applicable laws and regulations; the effectiveness of its internal controls; its adoption of a code of ethics consistent with SEC requirements; its revenues and taxes owed; and its compliance with applicable accounting standards.  The complaint also alleges that the Company made inadequate disclosures concerning the status of the Corfo litigation described below.  The lead plaintiff seeks damages of an undetermined amount to recover the economic losses allegedly suffered by the class as a result of the challenged statements.

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

On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM ADSs between June 30, 2010 and March 18, 2015, and such motion remains pending before the court.

Corfo Litigation

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to (i) the Lease Agreement, and (ii) the Project Agreement. The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2017, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total permitted accumulated extraction and sales limit of lithium.

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

In August 2016, Corfo requested a second arbitration proceeding, demanding (i) the early termination of the Project Agreement signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Agreement. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit.

On January 17, 2018, Corfo, SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement to (i) terminate the arbitration proceedings and (ii) amend the Lease Agreement and the Project Agreement. The agreement to amend the Lease Agreement for the Salar de Atacama concession and the Project Agreement seeks to reflect, among other terms, the following: (i) an increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama; (ii) a commitment by SQM Salar to contribute (a) between US$10.8 and US$18.9 million per year to research and development efforts, (b) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (c) 1.7% of total annual sales of SQM Salar to regional development; (iii) the authorization by Corfo to increase the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) an obligation of SQM Salar to offer part of its lithium production (up to a maximum of 25%) at a preferential price to value-added producers that will potentially develop in Chile; (v) an obligation of SQM Salar to strengthen its corporate governance by incorporating various audit, environmental control and coordination mechanisms with Corfo, which shall be set forth in amendments to the By-laws of SQM Salar, including among others: (a) incorporating specific rules for the management of the company, including that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (b) requiring the Board of Directors of SQM Salar to designate a committee to monitor compliance with the Lease Agreement and the Project Agreement and to establish the regulations that will govern this committee and its functions; (vi) extensive regulation regarding the return of assets upon termination of the contracts and granting purchase options; and (vii) prohibitions against the sale of lithium brine extracted from leased mining concessions by the Company, SQM Salar and SQM Potasio S.A. For further information on the terms of the Corfo Arbitration Agreement, see Note 32.2 to our Consolidated Financial Statements. These amendments were subject to the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República) and the CCHEN.

On February 15, 2018 and February 16, 2018, the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) initiated legal actions challenging the amendments of the Lease Agreement and the Project Agreement. The legal actions are pending before the Santiago Court of Appeals.

On March 8, 2018, the CCHEN published its authorization for the increase in the quota of the amount of lithium that may be extracted from the Salar de Atacama concession for all periods for which there are increases under the proposed Lease Agreement amendment with Corfo. In addition, the authorization by the CCHEN provides that the amendments to the Lease Agreement and the Project Agreement may be revoked if any person or entity acquires control or a significant influence (influencia decisiva) over SQM without prior antitrust approval. SQM has challenged the CCHEN authorization with the objective of eliminating such provision. SQM believes that its challenge will not affect the validity of the Corfo Arbitration Agreement or the amendments to the Lease Agreement or the Project Agreement. However, there can be no assurance that SQM will prevail in eliminating such provision and in the event such provision is not eliminated, there could be no assurance that the amendments to the Lease Agreement and the Project Agreement will not be revoked upon violation of such provisions. In addition, the adoption of the CCHEN authorization is currently being challenged by the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos), which challenge, if successful, may result in the revocation of CCHEN authorization.

On April 10, 2018, the Office of the Comptroller General of the Republic (Contraloría General de la República) issued a resolution approving the amendments of the Lease Agreement and the Project Agreement.

In addition, in connection with the Corfo Arbitration Agreement, on December 18, 2017, the companies that are part of the Pampa Group entered into Pampa Group Agreement for the benefit of Corfo, which, among other things, provides for: (i) the termination of the Joint Operation Agreement, and (ii) an agreement to not enter into any joint action with third parties that allows Pampa Group to acquire the status of sole controller or joint controller, as defined by article 97 of the Chilean Securities Market Law. The obligations set forth in clause (ii) expire on December 31, 2030. In addition, the Pampa Group Agreement also includes numerous provisions relating to corporate governance and control. The effectiveness of the obligations of the parties to the Pampa Group Agreement is subject to the effectiveness of the amendments of the Lease Agreement and the Project Agreement. Neither SQM nor any of its subsidiaries, including SQM Potasio S.A. and SQM Salar, is a party to the Pampa Group Agreement.

SQMNA Litigation

In October 2010, the City of Pomona, California, named Sociedad Química y Minera de Chile S.A. and SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. The Plaintiff subsequently withdrew its lawsuit against SQM. On June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter has been remanded to the District court for a complete re-trial.

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

8.A.8. Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

On April 11, 2017, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2016 net income. This definitive dividend payment was presented for consideration at the Annual General Shareholders’ Meeting held on April 28, 2017. The amount of the final dividend approved by shareholders at the Annual General Shareholders’ Meeting held on April 28, 2017 was US$1.05735 per share; the amount of US$0.85487 per share had to be deducted from the final dividend as it had been already paid as a provisional dividend on December 20, 2016. The balance, in the amount of US$0.20248 per share, was paid and distributed to Company’s shareholders on May 11, 2017.

Our 2017 dividend policy, as disclosed at our 2017 Annual General Shareholders’ Meeting held on April 28, 2017, was to pay a percentage of our net income that is determined as per following financial parameters:

(i) 100% of the 2017 net income, when the following financial parameters are met: (a) the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of the 2017 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

(iii) 60% of the 2017 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2017 net income.

On May 17, 2017, the Board of Directors agreed to pay and distribute on June 15, 2017 a provisional dividend of US$103 million, equivalent to US$0.39222 per share, to be charged against the 2017 net income.

On August 23, 2017, the Board of Directors agreed to pay and distribute on September 14, 2017 a provisional dividend of US$101 million, equivalent to US$0.38432 per share, to be charged against the 2017 net income.

On November 22, 2017, the Board of Directors agreed to pay and distribute on December14, 2017 a provisional dividend of US$113 million, equivalent to US$0.42879 per share, to be charged against the 2017 net income.

On March 28, 2018, the Board of Directors agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2017 net income and a special dividend (dividendo eventual) in the amount of US$100 million. The payment of these dividends will be presented for consideration at the Annual General Shareholders’ Meeting held on April 27, 2018. Therefore, and subject to the approval at the shareholders’ meeting, the Company shall pay a final dividend of US$1,62501 per share to be charged against the 2017 net income and a special dividend of US$0.37994 per share to be charged against the retained earnings. The amount of US$1.20533 per share must be deducted from the final dividend, as it was already paid in the form of interim dividends. The balance, in the amount of US$0.41968 per share, and a special dividend of US$0.37994 per share shall be paid and distributed to Company´s shareholders, pending shareholders´ approval, on May 10, 2018.

The dividend policy for 2018 is expected to be announced at the Annual Shareholders’ Meeting held on April 27, 2018.

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

Dividends

Each Series A common share and Series B common share is entitled to share equally in any dividends declared on the outstanding capital stock of SQM.

The following table shows the U.S. dollar equivalent of dividends per share and per ADS paid in each of the years indicated, based on the Observed Exchange Rate for the date on which the dividend was declared.

Dividends		Per Share	Per ADS
Declared for the business year	Paid in	Ch$	US$

2013 (interim)	2013	401.60	0.75609
2013	2014	73.48	0.13129
n/a (eventual)	2014	479.51	0.87387
2014 (interim)	2014	253.80	0.41493
2014	2015	91.55	0.14811
2015 (interim)	2015	224.51	0.31915
2015	2016	57.35	0.08581
n/a (eventual)	2016	380.91	0.56992
2016 (interim)	2016	555.15	0.85487
2016	2017	134.50	0.20248
2017	2017	264.87	0.39222
2017	2017	241.49	0.38432
2017	2017	275.46	0.42879

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

9.A. Offer and Listing Details

Price History

The table below shows, for the periods indicated, the reported high and low market prices for our shares on the Santiago Stock Exchange and the high and low market prices of the ADSs representing our Series

B common shares as reported by the NYSE, as the two main exchanges on which our shares or ADSs are traded. The ratio of Series B common shares to ADSs is 1:1.

(a)	Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
2013	27,350	15,500	27,900	11,956	59.06	22.50
2014	19,071	15,245	19,594	12,883	36.25	21.52
2015	19,450	12,000	16,400	8,400	26.40	12.65
2016	21,500	15,000	20,950	10,680	32.32	14.90
2017	35,700	21,000	39,650	19,100	63.80	28.58

(b)	2016 to 2018 by quarter

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$

2016
First quarter	18,250	15,000	14,500	10,680	21.28	14.9
Second quarter	18,500	16,500	16,780	13,214	24.99	19.46
Third quarter	18,500	18,399	18,995	15,751	28.26	24.18
Fourth quarter	21,500	16,801	20,950	17,664	32.32	26.28

2017
First quarter	23,500	21,000	22,970	19,100	34.84	28,58
Second quarter	24,000	21,000	25,101	21,627	37.47	32.38
Third quarter	33,010	23,800	39,650	21,950	63.80	32,91
Fourth quarter	35,700	33,000	39,600	32,700	63.32	49,14

2018
First quarter	36,000	29,800	38,780	27,000	64,20	45,62

(c)	Last 6 months

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
October 2017	35,000	33,000	39,600	35,135	62,75	54,90
November 2017	35,000	35,000	39,189	33,350	63,32	51,31
December 2017	35,700	34,000	38,000	32,700	60,54	49,14
January 2018	36,000	35,499	38,780	33,001	64,20	54,40
February 2018	35,499	31,250	34,502	30,000	58,40	49,89
March 2018	31,250	29,800	33,700	27,000	52,1599	45,62

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series B shares began trading on the New York Stock Exchange on September 20, 1993.

As of April 2, 2018, there were 40,220,827 ADSs outstanding. As of April 2, 2018, such ADSs represented approximately 15.28% of the total number of issued and outstanding shares of our Company.

9.B	Plan Of Distribution

Not Applicable.

9.C	Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of April 2, 2018, the Series B shares were also traded on the New York Stock Exchange in the form of ADSs at a ratio of 1:1. The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

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

The Board of Directors must provide shareholders and the public with sufficient, reliable and timely information pertaining to the Company’s legal, economic and financial situation, as required by the Law or the CMF. The Board of Directors must adopt the appropriate measures in order to avoid the disclosure of such information to persons other than those persons who should possess such information as a result of their title, position or activity within the Company before such information is disclosed to shareholders and the public. The Board of Directors must treat business dealings and other information about the Company as confidential until such information is officially disclosed. No Director may take advantage of the knowledge about commercial opportunities that he has obtained through his position as Director.

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

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed 50% of SQM’s issued, outstanding and paid stock. SQM Series B shares have a restricted right to vote as they can only elect one director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote, with any excess being deducted from the number of shares such shareholder may vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

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

As established in article 103 of Law No. 18,046, a company subject to the supervision of the CMF may be liquidated in the following cases:

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

Shareholders’ Meetings

Article 29 of the Company’s By-laws states that the call to a shareholders’ meeting, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the shareholders’ meeting, and in the way and under the conditions indicated by the regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed at the meeting. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any shareholders’ meeting shall be delivered to the CMF at least fifteen days in advance of such meeting.

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

Parties interested in taking control of a company must (i) notify the company of such intention in writing, and notify its controllers, the companies controlled by it, the CMF and the markets where its stocks are traded and (ii) publish a highlighted public notice in two newspapers of national circulation at least 10 business days prior to the date of materialization of the OPA.

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

10.D. Exchange Controls

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or can be registered with the Central Bank of Chile under the Central Bank Act, Law No 18,840 of October 1989. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee.

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

As of December 31, 2017, we had bonds issued in the international markets under Rule 144A/Regulation S of US$250 million, US$250 million and US$300 million.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E. Taxation

Material Chilean Tax Considerations

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

Cash Dividends and Other Distributions

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017. It will increase to a maximum rate of 27% in 2018.

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

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2017 earnings of the Company and distributed during the same period was 18.25444%.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have significant trading volumes in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange authorized by the CMF, within the process of a public tender of common shares governed by the Chilean Securities Market Act. Law No. 20,448 states that common shares must also have been acquired after April 19, 2001, either on a local stock exchange authorized by the CMF, within the referred process of public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offering of common shares resulting from the formation of a corporation or a capital increase of the same, in an exchange of convertible securities subject to public offer, or in the redemption of mutual funds shares. According to Ruling No. 224 (2008) of the Chilean Internal Revenue Service, common shares received by exchange of ADRs are also considered as “acquired on a stock exchange” if the respective ADRs have been acquired on a foreign stock exchange authorized by the CMF (i.e., London Stock Exchange, New York Stock Exchange and Bolsa de Valores de Madrid). Common shares are considered to have a high presence in the stock exchange when they: (a) are registered in the Securities Registry, (b) are registered in a Chilean Stock Exchange, (c) have an adjusted presence equal to or above 25%.

As of June 19, 2001, capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made in a local stock exchange authorized by the CMF, or in accordance with the provisions of the securities market law (Law 18,045). To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be an “investment fund” in according with the Chilean tax law.

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

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (defined below) arising from ownership and disposition of the Series A shares and the Series B common shares, together the “shares”, and the ADSs. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, the “Code,” the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The summary does not address the tax treatment of holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, persons who are broker-dealers in securities or foreign currency or dealers and traders in securities who use a mark-to-market method of tax accounting, persons who hold the shares or ADSs as a hedge against currency risks, as a position in a “straddle” for tax purposes, or as part of a conversion or other integrated transaction, persons holding our shares or ADSs in connection with a trade or business conducted outside of the U.S., partnerships or other entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes, or persons who own (directly, indirectly or by attribution) 10% or more of the combined voting power of all classes of equity in the Company or 10% or more of the combined value of all classes of equity in the Company.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (a) an individual who is a U.S. citizen or resident, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof, (c) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (d) a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the tax treatment of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.

As of this date, there is currently no applicable income tax treaty in effect between the U.S. and Chile. However, in 2010, the U.S. and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the U.S. and Chile.

The discussion below does not address the effect of any U.S. state, local, estate or gift tax law or non-U.S. tax law or tax considerations that arise from rules of general application to all taxpayers on a U.S. Holder of the shares or ADSs. U.S. HOLDERS OF SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES UNDER ANY SUCH LAW OF OWNING OR DISPOSING THE SHARES OR ADSs.

For purposes of applying U.S. federal income tax law, any U.S. Holder of an ADS generally will be treated as the owner of the underlying shares represented thereby. The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Cash Dividends and Other Distributions

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Rules.” Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Chilean taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign-source income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in Chilean pesos that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed Chilean peso, calculated by reference to the exchange rate in effect on the date the payment is received, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt, which would be ordinary income or loss and would be treated as income from U.S. sources for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADSs generally will be treated as qualified dividends if (i) our ADSs are readily tradable on an established securities market in the U.S. (ii) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.

The amount of a dividend generally will be treated as foreign-source dividend income to a U.S. Holder for foreign tax credit purposes. As discussed in more detail below under “—Foreign Tax Credits,” it is not free from doubt whether Chilean withholding taxes imposed on distributions on our shares or ADSs will be treated as income taxes eligible for a foreign tax credit for U.S. federal income tax purposes. If a Chilean withholding tax is treated as an eligible foreign income tax, subject to generally applicable limitations, you may claim a credit against your U.S. federal income tax liability for the eligible Chilean taxes withheld from distributions on our shares or ADSs. If the dividends are taxed as qualified dividend income (as discussed above), special rules will apply in determining the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation. THE RULES RELATING TO FOREIGN TAX CREDITS ARE COMPLEX. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE TREATMENT OF CHILEAN WITHHOLDING TAXES IMPOSED ON DISTRIBUTIONS ON OUR SHARES OR ADSs.

Sale or Other Disposition of our Shares or ADSs

For U.S. federal income tax purposes, the gain or loss a U.S. Holder realizes on the sale or other disposition of our shares or ADSs generally will be U.S.-source capital gain or loss for foreign tax credit purposes, and generally will be a long-term capital gain or loss if the U.S. Holder has held our shares or ADSs for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between the U.S. Holder’s tax basis in our shares or ADSs disposed of and the amount realized on the disposition (including any amount withheld in respect of Chilean withholding taxes), in each case as determined in U.S. dollars.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “—Material Chilean Tax Considerations—Capital Gains” above. As discussed in more detail below under “—Foreign Tax Credits,” subject to generally applicable limitations and substantiation requirements, a U.S. Holder may claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or other disposition of our shares or ADSs. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF OUR SHARES OR ADSs.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. THE CALCULATION OF FOREIGN TAX CREDITS AND, IN THE CASE OF A U.S. HOLDER THAT ELECTS TO DEDUCT FOREIGN INCOME TAXES, THE AVAILABILITY OF DEDUCTIONS, INVOLVES THE APPLICATION OF COMPLEX RULES THAT DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE AVAILABILITY OF FOREIGN TAX CREDITS IN THEIR PARTICULAR CIRCUMSTANCES.

Passive Foreign Investment Company Rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our 2018 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Controlled Foreign Corporation Rules

A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by U.S. Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation or 10% or more of the combined value of all classes of equity in such corporation. If a foreign corporation is a CFC at any time during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income” for such year, even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income. For tax years beginning after December 31, 2017, H.R. 1, originally known as the “Tax Cuts and Jobs Act,” (the “TCJA”) also requires such United States Shareholders to include in their gross income for U.S. federal income tax purposes their pro rata share of certain global intangible low-tax income. The calculation of global intangible low-taxed income is complex, and involves calculations regarding other controlled foreign corporations in which a U.S. Holder is a United States Shareholder. Further, certain changes to the 133 CFC constructive ownership rules under Section 958(b) of the Code introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our shares or ADSs that are United States Shareholders. U.S. HOLDERS WHO MIGHT, DIRECTLY, INDIRECTLY OR CONSTRUCTIVELY, ACQUIRE 10% OR MORE OF OUR SHARES (BY VOTE OR VALUE), AND THEREFORE MIGHT BE A UNITED STATES SHAREHOLDER, SHOULD CONSIDER THE POSSIBLE APPLICATION OF THE CFC RULES, AND ARE URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO SUCH MATTER.

Information Reporting and Backup Withholding

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our shares or ADSs, subject to certain exceptions (including an exception for our shares or ADSs held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our shares or ADSs. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS REGARDING INFORMATION REPORTING REQUIREMENTS RELATING TO THEIR OWNERSHIP OF OUR SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

A U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SHARES OR ADSs.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like our shares or ADSs, less certain deductions. A U.S. Holder should consult the U.S. Holder’s tax advisor regarding the possible application of this legislation in the U.S. Holder’s particular circumstances.

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

Interest Rate Risk. As of December 31, 2017, we did not have any financial debt effectively priced at LIBOR. Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results should we have such debts.

As of December 31, 2017, our total financial debt is primarily long-term, with 14% of maturities less than 12 months, which we believe decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2017, 2016 and 2015. Figures do not include our financial hedging positions for year-end:

133

	2017	2016	2015
	Th US$	Th US$	Th US$
Chilean pesos	(173,907)	(240,563)	(78,824)
Brazilian real	(708)	183	101
Euro	31,291	15,621	42,674
Japanese yen	42,789	1,892	1,456
Mexican pesos	(1,650)	1,166	2,283
South African rand	28,454	25,542	22,822
Dirhams	35,960	31,297	23,369
Other currencies	38,853	24,367	21,507
Total, net	1,084	(150,495)	35,388

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$550 million (Ch$351,416 million).

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

Depositary Payments Fiscal Year 2017

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2017, the Depositary reimbursed expenses related to investor relations for a total amount of US$234,876.67.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2017.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2017. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2017, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated April 19, 2018, on the effectiveness of our internal control over financial reporting as of December 31, 2017, see page F-2 of our Audited Consolidated Financial Statements.

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

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2017 and 2016 fiscal years, in relation to audit and tax services provided to us (in thousands of US$) (excluding amounts related to the pre-approved non-audit services referred to below):

	2017	2016
Audit fees	1,599	1,488
Tax fees	265	176
All other fees	36	109
Total fees	1,900	1,664

Audit and tax fees in the above table are the aggregate fees approved by the Directors’ Committee for PwC in 2017 and 2016 in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings excluding the non-audit related fees described in the below paragraph.

All other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2017 and 2016 in connection with services such as transfer pricing and other services that were not related to audit or tax.

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

Our Directors’ Committee performs many of the functions of an audit committee under NYSE corporate governance rules and the Exchange Act but also performs other functions as prescribed under Chilean law. See “Item 6.C. Board Practices.”

Ms. Joanne L. Boyes was an executive officer of Nutrien (formerly PCS prior to the merger with Agrium Inc. on January 1, 2018) during her service on our Directors’ Committee. Nutrien and its affiliates owned and currently owns an aggregate of 32% of the total outstanding shares of SQM. See “Item 7.A. Major Shareholders.”

Ms. Boyes resigned from our Directors’ Committee and Board of Directors on January 24, 2018. During her service on the Directors’ Committee, Ms. Boyes served as an observer on audit committee matters and did not have voting rights on such matters. Ms. Boyes was neither the chair of the Directors’ Committee nor an executive officer of SQM. Accordingly, we relied on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act for Ms. Boyes’ service on the Directors’ Committee. We do not believe that Ms. Boyes’ affiliation with Nutrien had a materially adverse effect on the ability of the Directors’ Committee to act independently or to satisfy the other requirements relating to audit committees contained in Rule 10A-3 under the Exchange Act.

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

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 30, 2010)

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

23.1	Consent of Sergio Alarcón

23.2	Consent of Orlando Rojas

23.3	Consent of Álvaro Henríquez

99.1	Certificate of qualified competency issued by Chilean Mining Commission

99.2	Certificate of qualified competency issued by Chilean Mining Commission

99.3	Certificate of qualified competency issued by Chilean Mining Commission

99.4	Corporate Governance Agreement (incorporated herein by reference to the corporate governance of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 27, 2017)

99.5	Pampa Group Agreement

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Ricardo Ramos

Ricardo Ramos R.
Chief Financial Officer and Vice President of Corporate Services

Date: April 19, 2018

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and Subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December, 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Consultores Auditores SpA
Santiago – Chile
April 19, 2018

We have served as the Company’s auditor since 2011.

Consolidated Classified Statements of Financial Position

	Note	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets
Current assets
Cash and cash equivalents	7.1	630,438	514,669
Other current financial assets	10.1	366,979	289,189
Other current non-financial assets	24	26,883	30,273
Trade and other receivables, current	10.2	446,875	368,761
Trade receivables due from related parties, current	9.4	59,132	82,259
Current inventories	8	902,074	993,072
Current tax assets	26.1	32,291	51,632
Current assets other than those classified as held for sale or disposal		2,464,672	2,329,855
Non-current assets or groups of assets classified as held for sale		1,589	2,056
Total current assets		2,466,261	2,331,911

Non-current assets
Other non-current financial assets	10.1	42,879	14,099
Other non-current non-financial assets	24	19,262	24,690
Trade receivables, non-current	10.2	1,912	1,840
Investments classified using the equity method of accounting		146,425	133,140
Intangible assets other than goodwill	13.1	105,948	109,439
Goodwill	13.1	44,177	37,972
Property, plant and equipment	14.1	1,437,193	1,532,710
Tax assets, non-current	26.1	32,179	32,179
Total non-current assets		1,829,975	1,886,069
Total assets		4,296,236	4,217,980

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Classified Statements of Financial Position, (continued)

	Note	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Liabilities and Equity
Current liabilities
Other current financial liabilities	10.4	220,328	179,144
Trade and other payables, current	10.5	196,280	200,496
Trade payables due to related parties, current	9.4	1,365	7
Other current provisions	18.1	63,445	41,912
Current tax liabilities	26.2	75,402	75,872
Provisions for employee benefits, current	15.1	22,421	20,998
Other current liabilities	18.2	168,804	61,920
Total current liabilities		748,045	580,349

Non-current liabilities
Other non-current financial liabilities	10.4	1,031,507	1,093,438
Other non-current provisions	18.1	30,001	8,934
Deferred tax liabilities	26.3	205,283	205,455
Provisions for employee benefits, non-current	15.1	33,932	22,532
Total non-current liabilities		1,300,723	1,330,359
Total liabilities		2,048,768	1,910,708

Equity	17
Share capital		477,386	477,386
Retained earnings		1,724,784	1,781,576
Other reserves		(14,349)	(12,888)
Equity attributable to owners of the Parent		2,187,821	2,246,074
Non-controlling interests		59,647	61,198
Total equity		2,247,468	2,307,272
Total liabilities and equity		4,296,236	4,217,980

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		January to December
	Note	2017	2016	2015
		ThUS$	ThUS$	ThUS$

Revenue	25.1	2,157,323	1,939,322	1,728,332
Cost of sales	25.2	(1,394,822)	(1,328,285)	(1,185,583)
Gross profit		762,501	611,037	542,749

Other income	25.3	17,827	15,202	15,343
Administrative expenses	25.4	(101,171)	(88,436)	(86,830)
Other expenses by function	25.5	(61,638)	(89,731)	(106,415)
Other gains (losses)	25.6	543	679	3,760
Profit (loss) from operating activities		618,062	448,751	368,607
Finance income		13,499	10,129	11,570
Finance costs	21-25.8	(50,124)	(57,498)	(69,853)
Share of profit of associates and joint ventures accounted for using the equity method		14,452	13,047	10,326
Foreign currency translation differences	22	(1,299)	460	(12,364)
Profit (loss) before taxes		594,590	414,889	308,286
Income tax expense, continuing operations	26.3	(166,173)	(132,965)	(83,766)

Profit for the year		428,417	281,924	224,520
Profit attributable to
Owners of the Parent		427,697	278,290	220,356
Non-controlling interests		720	3,634	4,164
Profit for the year		428,417	281,924	224,520

The accompanying notes form an integral part of these consolidated financial statements.

F-5

Consolidated Statements of Income, (continued)

		January to December
	Note	2017	2016	2015
		US$	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share	20	1.6250	1.0573	0.84

Diluted common shares
Diluted earnings per share (US$ per share)	20	1.6250	1.0573	0.84

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	January to December
	2017	2016	2015
Statement of comprehensive income	ThUS$	ThUS$	ThUS$

Profit (loss) for the year	428,417	281,924	224,520
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(1,392)	(3,397)	(221)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(1,392)	(3,397)	(221)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(5,446)	(2,252)	(6,499)
Other comprehensive income before taxes	(5,446)	(2,252)	(6,499)
Cash flow hedges on defined benefit plans
Gains (losses) from cash flow hedges	2,184	2,233	87

Other comprehensive income before taxes	2,184	2,233	87
Financial assets measured at fair value with changes in other comprehensive income
Gains (losses) in financial assets measured at fair value through other comprehensive income	(26)	4,813	-
Other comprehensive income, before taxes, financial assets measured at fair value	(26)	4,813	-
Total other comprehensive income that will be reclassified to profit for the year	(3,288)	4,794	(6,412)

Other items of other comprehensive income before taxes	(4,680)	1,397	(6,633)

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax related to investments in equity instruments of other comprehensive income	(550)	(1,300)	-
Income taxes related to new measurements of defined benefit plans in other comprehensive income	282	921	(309)
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	(268)	(379)	(309)

Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income taxes related to cash flow hedges in other comprehensive income	-	(470)	95
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	-	(470)	95

Total other comprehensive income	(4,948)	548	(6,847)
Total comprehensive income	423,469	282,472	217,673

Comprehensive income attributable to
Owners of the Parent	422,736	278,831	213,721
Non-controlling interests	733	3,641	3,952

Total comprehensive income	423,469	282,472	217,673

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$

Cash flows from operating activities

Cash receipts from sales of goods and rendering of services	2,082,366	1,874,202	1,713,549
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	2,967	5,071	-

Cash payments to suppliers for the provision of goods and services	(842,079)	(851,972)	(1,082,704)
Cash payments to and on behalf of employees	(227,103)	(204,609)	(44,916)
Other payments related to operating activities (1)	(65,444)	(32,185)	(70,991)
Net cash generated from (used in) operating activities	950,707	790,507	514,938
Dividends received	2,091	4,345	7,515
Interest paid	(51,335)	(55,217)	(44,225)
Interest received	13,499	10,550	11,570
Income taxes paid	(148,568)	(113,991)	(72,579)
Other inflows (outflows) of cash (2)	(8,122)	(2,532)	10,098

Net cash generated from operating activities	758,272	633,662	427,317

Cash flows from (used in) investing activities
Payments made to acquire interest in joint ventures	(38,088)	(45,000)	(59)
Proceeds from the sale of property, plant and equipment	229	4,347	388
Acquisition of property, plant and equipment	(142,144)	(131,251)	(111,315)
Proceeds from sales of intangible assets	8,640	3,435	4,586
Purchases of intangible assets	-	(2,090)	-
Cash advances and loans granted to third parties	78	(163)	-
Proceeds from the repayment of advances and loans granted to third parties	-	-	420
Other (outflows) inflows of cash (3)	(76,782)	333,108	36,175

Net cash generated (used in) from investing activities	(248,067)	162,386	(69,805)

(1) Includes a payment of ThUS$30,000 made to the SEC and the DOJ, which was provisioned in 2016 and paid in 2017.

(2) Other inflows (outflows) of cash from operating activities include increases (decreases) net of Value Added Tax.

(3) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

Consolidated Statements of Cash Flows, (continued)

	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$

Cash flows used in financing activities

Proceeds from short-term borrowings	143,000	100,000	137,000
Repayment of borrowings	(180,987)	(517,000)	(190,000)
Dividends paid	(373,933)	(399,410)	(127,343)

Net cash used in financing activities	(411,920)	(816,410)	(180,343)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	98,285	(20,362)	177,169

Effects of exchange rate fluctuations on cash and cash equivalents	17,484	7,772	(4,476)
Net increase (decrease) in cash and cash equivalents	115,769	(12,590)	172,693

Cash and cash equivalents at beginning of period	514,669	527,259	354,566
Cash and cash equivalents at end of period	630,438	514,669	527,259

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial (losses) gains from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-	-	-	-	-	427,697	427,697	720	428,417
Other comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	-	(4,961)	13	(4,948)
Comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	427,697	422,736	733	423,469
Dividends	-	-	-	-	-	-	-	(480,989)	(480,989)	(2,284)	(483,273)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
(Decrease) increase in equity	-	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)

Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains from financial assets measured at fair value through other comprehensive income	Actuarial losses from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)		(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-		-	-	-	278,290	278,290	3,634	281,924
Other comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	-	541	7	548
Comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	278,290	278,831	3,641	282,472
Dividends	-	-	-	-	-	-	-	(375,000)	(375,000)	(3,014)	(378,014)
(Decrease) increase due to transfers and other changes		(3,141)	-	-	-	9,509	6,368	(3,910)	2,458	-	2,458
(Decrease) increase in equity	-	(5,428)	1,763	3,513	(2,448)	9,509	6,909	(100,620)	(93,711)	627	(93,084)

Equity as of December 31, 2016	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial losses from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,768,424	2,232,648	59,867	2,292,515
Profit for the year	-	-	-	-	-	-	220,356	220,356	4,164	224,520
Other comprehensive income	-	(6,334)	182	(483)	-	(6,635)	-	(6,635)	(212)	(6,847)
Comprehensive income	-	(6,334)	182	(483)	-	(6,635)	220,356	213,721	3,952	217,673
Dividends	-	-	-	-	-	-	(106,584)	(106,584)	(3,248)	(109,832)
(Decrease) increase in equity	-	(6,334)	182	(483)	-	(6,635)	113,772	107,137	704	107,841

Equity as of December 31, 2015	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile and its Tax Identification Number is 93.007.000-9.

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

The Company is registered with the Securities Registry of the Financial Markets Commission (CMF), which was formerly named the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Financial Markets Commission (CMF), which was formerly the Chilean Superintendence of Securities and Insurance are as follows:

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

Notes to the Consolidated Financial Statements as of December 31, 2017

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

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and especially potassium nitrate have had a leading role because of the contribution they make to developing crops, ensuring an improvement in post-crop life, in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major global producer of iodine. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. By manufacturing lithium-based products, SQM provides significant materials for addressing great challenges, such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops, but is also used in industrial applications, such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their quest to decrease CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, it has a significant role for the development of its basic functions, ensuring the quality of a crop, increasing post-crop life, improving crop flavor, the amount of vitamins it contains and its physical appearance. Within this business line, SQM also has potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2017, and December 31, 2016, the workforce was as follows:

	12/31/2017			12/31/2016
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	43	77	120	31	72	103
Professionals	143	942	1,085	119	919	1,038
Technicians and operators	248	3,177	3,425	262	3,076	3,338
Foreign employees	19	272	291	8	264	272
Overall total	453	4,468	4,921	420	4,331	4,751

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2017 and December 31, 2016 with respect to each shareholder with an interest in excess of 5% of outstanding Series A or B shares.

The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Financial Markets Commission (CMF), which was formerly the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2017	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A. (*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile S.A.	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A. (*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	8,394,289	6.97%	3.19%
Banco Itau por Cuenta de Inversionistas	19,125	0.01%	7,017,504	5.63%	2.67%
Banco Santander por cuenta de inversionistas extranjeros	-	-	4,593,336	3.82	1.75%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,373,011	49.32%	22.56%
Sociedad de Inversiones Pampa Calichera S.A. (*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile S.A.	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A. (*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Banco de Chile on behalf of non-resident third parties	-	-	8,962,355	7.45%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,502,217	5.40%	2.48%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

On December 31, 2017 the total number of shareholders had risen to 1,240.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2017 and, 2016.

-	Consolidated Statements of Changes in Equity for the three years ended December 31, 2017.

-	Consolidated Statements of Comprehensive Income for the three years ended December 31, 2017.

-	Consolidated Statements of Direct-Method Cash Flows for the three years ended December 31, 2017.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the closing date of these consolidated financial statements certain reclassifications have been made for the captions current tax assets, other non-current financial assets, equity accounted investees, current tax assets, non-current as of December 31, 2016 to correct the prior year presentation. These revisions were not considered material to the previously issued financial statements.

A reconciliation of such differences is presented as follows

	Balances originally reported as of December 31, 2016	Reclassified balances as of December 31, 2016	Reclassification
	ThUS$	ThUS$	ThUS$
Assets
Current tax Assets	54,787	51,632	(3,155)
Tax assets, non-current	29,024	32,179	3,155
Deferred tax assets	664	-	(664)
Total	84,475	83,811	(664)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Consolidated financial statements, continued

	Balances originally reported as of December 31, 2016	Reclassified balances as of December 31, 2016	Reclassification
	ThUS$	ThUS$	ThUS$
Liabilities
Deferred tax liabilities	206,119	205,455	664
Total	206,119	205,455	664

	Balances originally reported as of December 31, 2016	Reclassified balances as of December 31, 2016	Reclassification
	ThUS$	ThUS$	ThUS$
Income
Other income	14,781	15,202	421
Finance income	10,550	10,129	(421)
Total	25,331	25,331	-

	Balances originally reported as of December 31, 2016	Reclassified balances as of December 31, 2016	Reclassification
	ThUS$	ThUS$	ThUS$
Cash Flows
Cash payments to suppliers for the provision of goods and services	(803,418)	(851,972)	(48,554)
Cash payments to and on behalf of employees	(253,163)	(204,609)	48,554
Total	1,218,104	1,218,104	-

There was no change to the previously reported amounts of net cash generated from (used in) operating, investing or financing activities.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value

-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

-	Other current and non-current assets and financial liabilities at amortized cost

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)      The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2017:

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IAS 7 “Statement of Cash Flows”. Published in February 2016. The amendment introduces an additional disclosure initiative that enables users of financial statements to evaluate changes in liabilities arising from financing activities.

01/01/2017
Amendment to IAS 12 “Income Taxes”. Published in February 2016. The amendment clarifies how to account for a deferred tax asset that is related to a debt instrument measured at fair value.	01/01/2017
Amendment to IFRS 12 “Disclosure of Interests in Other Entities”. Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods as of January 1, 2017.	01/01/2017

The adoption of the standards, amendments and interpretations indicated above had no significant impact on the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)       Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2017 and which the Company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on
The International Financial Reporting Standard No. 9 (IFRS 9) Financial Instruments - Published in July 2014. The IASB has published a complete new version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. The part relating to hedge accounting that forms part of this final version of IFRS 9 was published in November 2013. Adoption effects are disclosed as follows:	01/01/2018

i. The classification of financial assets depends on the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets. No significant change was derived from the new established classification of IFRS 9.

ii.     The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15. Meanwhile, the Company is using the simplified approach for recognizing expected credit losses if there is no significant increase in the credit risk since initial recognition and the terms of sale are less than 12 months. Similarly, the Company is using an impairment model for trade receivables based on expected credit losses that considers the credit risk separately from its hedges, generating non-significant difference compared to that established in the previous accounting standard IAS 39.

iii. The Company will continue applying the hedge accounting requirements established in IAS 39, as permitted by IFRS 9.

The Company has established the procedures and controls for beginning to apply IFRS 9 as of January 1, 2018.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and interpretations	Mandatory for annual periods beginning on
The International Financial Reporting Standard No. 15 (IFRS 15) Revenue from Contracts with Customers - Published in May 2014 by the IASB. This established the principles that an entity must apply for presenting useful information to users of financial statements with regard to the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer, as of January 1, 2018. The basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The new standard establishes a framework of five steps to determine when to recognize revenue and at what amount. The standard is focused on recognizing the revenue as the different obligations of performance, transfer of control, risks and benefits are fulfilled. This standard replaces the following standards and interpretations: IAS 18 Revenue; IAS 11 Construction contracts; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.	01/01/2018

In April 2016, the IASB published an amendment to introduce clarifications with regard to identifying performance obligations in contracts with customers, to account for licensing involving intellectual property and for assessing principal versus agent considerations (i.e. Recording revenue on a gross basis versus the net amount it retains), among other aspects. These amendments are also effective as of January 1, 2018.

The Company's revenue is mainly derived from its principal performance obligation to transfer its products under agreements in which the transfer of the control, risks and benefits of the property and the fulfillment of the Company’s performance obligations happen at the same time. The Company has carried out a detailed evaluation and executed a plan for the implementation of IFRS 15. As part of this process, the Company has analyzed the performance obligations underlying revenue recognition, such as the performance obligation to transport products to customers, in line with the terms and conditions previously established in contracts and there is no significant impact - the performance obligation has been satisfied. With regard to products invoiced with a deferred shipment date, the transfer of control has been assessed over and above the transfer of risks and benefits established in the previous standard and a prepayment is estimated in revenue recognition, without a significant impact. Other considerations were also assessed, such as rebates, discounts, guarantees, financing components and product personalization. Based on this analysis, the Company has concluded that these last items will not generate an impact nor are significant changes expected in the recording of revenue as a result of applying this new standard, except for the impact on disclosures. The Company has established the procedures and controls for beginning to apply IFRS 15 as of January 1, 2018. It intends to recognize the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as of that date, without making adjustments to the comparative information for prior periods.

01/01/2018

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 16 “Leases” – Published in January 2016 establishes the principle for recognizing, measuring, presenting and disclosing leases. IFRS 16 replaces IAS 17 and introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases with a lease term of more than 12 months unless the underlying asset has a low value. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

01/01/2019

IFRS 17 “Insurance Contracts”. Published in May 2017, this replaces IFRS 4. IFRS 17 will mainly change the accounting for those entities that issue insurance contacts and investment contracts with discretionary participation features. IFRS 17 is effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted if both IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have also been applied.

01/01/2021

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Published in December 2016. This Interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.

01/01/2018

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on
IFRIC 23 “Uncertainty over Income Tax Treatments”. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). It includes new and modified illustrative examples as a guide, along with practical examples related to the transition to the new standard on revenue.	01/01/2018

Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018

Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be "reasonable compensation for early termination of the contract”.	01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarifies that gaining control of a company that is a joint venture is a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.

01/01/2019

Amendment to IFRS 11 “Joint Arrangements” Published in December 2017. The amendment clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IAS 12 “Income Taxes”. Published in December 2017. This amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.

01/01/2019
Amendment to IAS 23 “Borrowing Costs”. Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is now to be determined.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Management believes the adoption of the standards, interpretations and amendments applicable as of January 1, 2018, will have no significant impact on the Company’s financial statements. For those standards to be applied as of 2019, the corresponding calculations and analysis will be performed during 2018.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 6.4

Companies included in consolidation:

				Ownership interest
TAX ID		Country of				12/31/2017	12/31/2016
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total

Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	0.0000
Foreign	SQM Australia PTY	Australia	Australia Dollar	0.0000	100.0000	100.0000	0.0000
Foreign	SACAL S.A.	Argentina	Argentinean Peso	0.0000	100.0000	100.0000	0.0000

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
TAX ID		Country of				12/31/2017	12/31/2016
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total

Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
TAX ID		Country of				12/31/2017	12/31/2016
No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total

96,801,610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96,651,060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96,592,190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86,630,200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79,947,100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79,626,800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78,053,910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76,064,419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76,145,229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76,359,919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76,360,575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76,686,311-9	SQM MaG SpA.	Chile	US$	100.0000	0.0000	100.0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2017	12/31/2016
	US$	US$

Brazilian real	3.02	3.25
New Peruvian sol	3.08	3.35
Argentine peso	18.40	15.84
Japanese yen	113.00	116.83
Euro	0.83	0.95
Mexican peso	19.65	20.63
Australian dollar	0.78	0.72
Pound Sterling	0.74	0.81
South African rand	12.35	13.70
Ecuadorian dollar	1.00	1.00
Chilean peso	614.75	669.47
Chinese yuan	6.51	6.67
Indian rupee	63.84	66.60
Thai baht	32.85	34.59
UF (*)	43.59	39.36

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI).

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements. This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group. The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. Financial liabilities that have been initially recognized at fair value through profit or loss will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces the measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

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

If the expected firm transaction or commitment is no longer expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

Notes to the Consolidated Financial Statements as of December 31, 2017

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

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2017, and December 31, 2016, there were no embedded derivatives.

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

Notes to the Consolidated Financial Statements as of December 31, 2017

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

(b)	Lease - Operating lease

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

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost and the average cost of warehouse storage.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The net realizable value represents the estimated selling price, less all the estimated costs of completion and the estimated costs necessary to make the sale.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording a debit to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

The provisions for uncertainties in the technical specifications for the Company’s stocks of finished goods and work in progress have been made based on a technical study which covers the different variables that affect products in stock (such as density and humidity). This study is updated periodically to include new measurement technologies and the results from previous financial periods.

Inventories of raw materials, supplies, materials and parts are recorded at the lower of acquisition cost or market value. The acquisition cost is calculated according to the average acquisition price method. Nonetheless, an estimate is made for each financial period of the potential lower value relating to the proportion of inventory that consists of obsolete, defective or slow-moving materials. This provision reduces the value of the Company’s raw materials, supplies, materials and parts.

3.19	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has a significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.19	Investments in associates and joint ventures, continued

Unrealized gains for transactions with affiliates or associates are eliminated according to the Company’s interest percentage in such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized on a proportional basis with a charge or credit to “Other reserves” and classified according to their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of the proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized according to the equity share are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation. The expiration conditions vary according to the originating transaction.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.          Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

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

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

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

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	10	7
Energy generating assets	3	16	7
Buildings	3	30	10
Supplies and accessories	2	15	5
Office equipment	3	20	6
Transport equipment	3	20	10
Network and communication equipment	2	15	5
IT equipment	2	15	3
Machinery, plant and equipment	2	20	9
Other property, plant and equipment	1	26	7

3.24	Goodwill

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, rights issues, electric line easement expenses and software license and development expenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2017 and December 31, 2016.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and others that it has acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of these types of deposits.

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

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects that are unlikely to bring profit to the Company in the future (i.e., when the ore grade at the site is low and its exploitation is not economically profitable).

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

For this reason and because our disbursements correspond to reserves that have proved to be financially feasible and used as a principal raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

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

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by a unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year. This must entail a minimum of 30% of its profits, except when the Company records unabsorbed losses from prior years. However, the Company has set a policy to distribute 50% of its profits for the year, unless decided otherwise by a unanimous vote by the shareholders at the General Shareholders´ meeting held each year.

At an extraordinary meeting held on April 11, 2017, the Company’s Board of Directors made a recommendation for discussion at the Ordinary Shareholders’ Meeting (the Meeting), which was held on April 28, 2017, that the Company should distribute and pay dividends based on 100% of the Company’s net profit for distribution for the financial year 2016. This recommendation was accepted by the Meeting.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.29	Minimum dividend, continued

For 2017, the Company has defined the following dividend policy: (a) To distribute and pay a dividend to the respective shareholders, a percentage of the profits to be determined as follows:

(i) 100% of the profit for 2017 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

(iii) 60% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend 50% of the profit for 2017 to the respective shareholders.

3.30	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

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

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 15.4)

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 5.111% and 4.522% for the periods ended December 31, 2017 and December 31, 2016, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2017 and 4.5% for 2016. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 15.4).

3.35	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is probable that the future economic rewards will flow to the entity and it meets the specific conditions for each type of activity-related revenue, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized. Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

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

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 3	Significant accounting policies (continued)

3.40	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See notes 3.22, 13 and 14.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See notes 13 and 14.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 15.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See notes 18 and 19.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See note 8.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

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

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in production capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

b)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

At present, the SQM Group incurs an annual expenditure of approximately US$117 million associated with fuel, gas, energy and equivalents, of which US$77 million is related to direct electricity consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$12 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and high price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products in which the Company trades vary, mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

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

Notes to the Consolidated Financial Statements as of December 31, 2017

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

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-2	A-2	-	41,860
Banco Crédito e Inversiones	Time deposits	P-1	A-1-	F1	120,616
Banco Santander - Santiago	Time deposits	P-1	A-1	F1	35,558
BBVA Banco Francés	Time deposits	-	-	-	163
Itau-Corpbanca	Time deposits	P-2	A-2	-	75,072
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	143,333
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	144,464
Scotiabank Sud Americano	Time deposits	-	-	-	12,520
Nedbank	Time deposits	P-3	B	-	3,686
ABN Armo Bank	Time deposits	-			1,439
Total					578,711

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	90 days to 1 year	-	-	-	1,207
Banco Crédito e Inversiones	90 days to 1 year	P-1	A-1	F1	71,748
Banco de Chile	90 days to 1 year	-	-	-	4,834
Itau-Corpbanca	90 days to 1 year	P-1	A-2	-	77,527
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	F1	163,269
Banco Security	90 days to 1 year	-	-	-	28,592
Scotiabank Sud Americano	90 days to 1 year	-	-	AA	13,764
Total					360,941

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 4	Financial risk management, continued

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$370 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2017, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$5 million against SQM. As of December 31, 2016, this amounts to US$41 million against SQM.

As of December 31, 2017, the Chilean peso to U.S. dollar exchange rate was Ch$614.75 per US$1.00 (Ch$ 669.47 per US$ 1.00 as of December 31, 2016).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at the LIBOR rate, plus a spread. The Company is partially exposed to fluctuations in this rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to LIBOR rate fluctuations.

As of December 31, 2017, the Company has no financial liabilities linked to variations in the LIBOR rate and, therefore, significant increases in that rate would not impact its financial position.

In addition, as of December 31, 2017, the Company's financial liabilities are mainly concentrated in the long-term and approximately 7% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

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

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2017, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$248 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 4	Financial risk management, continued

4.2.5	Liquidity risk, continued

	Nature of undiscounted cash flows
As of December 31, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28.38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0.80	0.80	-	-	0.80
Subtotal	29.18	37.81	(9.51)	(18.36)	9.94
Total	1,247.64	250.04	513.01	733.31	1,496.36

	Nature of undiscounted cash flows
As of December 31, 2016	Carrying amount	Less than 1	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	101.27	102.08	-	-	102.08
Unsecured obligations	1,130.22	94.76	479.54	873.91	1,448.21
Subtotal	1,231.49	196.84	479.54	873.91	1,550.29
Other derivative financial liabilities
Hedging liabilities	42.62	17.20	40.33	(23.58)	33.95
Derivative financial instruments	(2.175)	(2.18)	-	-	(2.18)
Subtotal	40.445	15.02	40.33	(23.58)	31.77
Total	1,271.94	211.86	519.87	850.33	1,582.06

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements. (For more information, see Note 3.40).

5.2	Changes in accounting policies

As of December 31, 2017, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 3.40).

The consolidated statements of financial position as of December 31, 2017 and December 31, 2016 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2017, 2016 and 2015, have been prepared in accordance International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The accounting principles and criteria were applied consistently.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Assets	3,658,528	3,824,137
Liabilities	(1,470,707)	(1,578,063)
Equity	2,187,821	2,246,074

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that as of December 31, 2017 are equivalent to 29.97% of the current total amount of issued, subscribed and fully-paid shares in the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Financial Markets Commission (formerly the Chilean SVS), and the relevant stock exchanges in Chile and abroad that they are not and have never been mutually related parties. This is independent of the fact that on December 21, 2006 the two Groups entered into a Joint Action Agreement (JAA) related to those shares. Consequently, neither the Pampa Group nor the Kowa Group individually owns more than 32% of the voting right capital of SQM S.A.

This Joint Action Agreement has not transformed the Pampa and Kowa Groups into mutually related parties. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group, into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96,511,530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76,165,311-5	Potasios de Chile S.A.	6.91
96,863,960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59,046,730-8	Kowa Co Ltd.	0.30
96,518,570-4	Kochi S.A.	0.30
59,023,690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 6	Background of companies included in consolidation (continued)

6.4	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests.	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(1,023)	1,360	8,307	8,303	989	1,163
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	(100)	2,378	49,247	50,416	1,264	1,851
Comercial Agrorama Ltda.	30%	403	(106)	(184)	201	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	2	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(720)	3,634	59,648	61,198	2,253	3,014

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2017 and December 31, 2016, cash and cash equivalents are detailed as follows:

a)	Cash

	12/31/2017	12/31/20161
	ThUS$	ThUS$
Cash on hand	60	53
Cash in banks	50,137	80,287
Other demand deposits	1,530	1,260
Total cash	51,727	81,600

b)	Cash equivalents

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	290,914	95,673
Short-term investments, classified as cash equivalents	287,797	337,396
Total cash equivalents	578,711	433,069

Total cash and cash equivalents	630,438	514,669

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2017 and December 31, 2016, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2017 ThUS$	12/31/2016 ThUS$

Legg Mason - Western Asset Institutional Cash Reserves	144,464	178,446
JP Morgan US dollar Liquidity Fund Institutional	143,333	158,950
Total	287,797	337,396

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2017 and December 31, 2016, information on cash and cash equivalents by currency is detailed as follows:

Original currency	12/31/2017	12/31/2016
	ThUS$	ThUS$
Chilean Peso (*)	579	6,044
US Dollar	612,727	490,978
Euro	9,782	11,386
Mexican Peso	258	309
South African Rand	4,074	3,250
Japanese Yen	1,773	2,149
Peruvian Sol	8	3
Brazilian Real	38	59
Chinese Yuan	1,143	400
Indian Rupee	-	8
Thai Baht	-	8
Argentine Peso	1	4
Pound Sterling	55	71
Total	630,438	514,669

(*) The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

7.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2017 and December 31, 2016, restricted cash balances are presented in Note 10.9.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2017 ThUS$
Scotiabank Sud Americano	Fixed term		0.24	11-21-2017	1-2-2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11-28-2017	1-2-2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11-28-2017	1-2-2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11-28-2017	1-2-2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11-28-2017	1-2-2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11-29-2017	2-27-2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-12-2017	1-11-2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-12-2017	1-11-2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12-12-2017	1-11-2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12-12-2017	1-11-2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12-29-2017	1-10-2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12-29-2017	1-10-2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12-27-2017	1-18-2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12-15-2017	2-13-2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12-15-2017	2-13-2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12-28-2017	1-4-2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12-29-2017	1-5-2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12-29-2017	1-5-2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12-6-2017	1-5-2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12-15-2017	1-16-2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12-26-2017	1-26-2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12-27-2017	1-4-2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12-27-2017	1-4-2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12-27-2017	1-4-2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12-11-2017	1-31-2018	163	-	163
Nedbank	On demand	US$	-	12-1-2017	1-31-2018	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12-31-2017	1-2-2018	1,439	-	1,439
Total						290,397	517	290,914

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents, continued

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2016 ThUS$
Scotiabank Sud Americano	Fixed term	US$	1.28	12/29/2016	1/31/2017	9,900	1	9,901
Banco de Chile	Fixed term	US$	0.90	12/30/2016	1/9/2017	15,000	1	15,001
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/30/2016	1/10/2017	10,000	-	10,000
Banco Crédito e Inversiones	Fixed term	US$	0.93	10/11/2016	1/30/2017	13,000	27	13,027
Banco BBVA Chile	Fixed term	US$	0.75	10/11/2016	1/30/2017	2,000	3	2,003
Banco Santander - Santiago	Fixed term	US$	1.21	12/1/2016	1/3/2017	3,500	4	3,504
Banco de Chile	Fixed term	US$	0.76	12/7/2016	1/6/2017	3,900	2	3,902
Banco Santander - Santiago	Fixed term	US$	0.90	12/12/2016	1/12/2017	5,000	2	5,002
Banco de Chile	Fixed term	US$	1.30	12/12/2016	1/12/2017	1,700	1	1,701
Banco Crédito e Inversiones	Fixed term	US$	0.88	12/14/2016	1/17/2017	2,000	1	2,001
Corpbanca	Fixed term	US$	1.28	12/20/2016	2/21/2017	800	-	800
Scotiabank Sud Americano	Fixed term	US$	1.28	12/20/2016	2/21/2017	5,000	2	5,002
Banco Santander - Santiago	Fixed term	US$	0.75	12/22/2016	1/23/2017	3,500	1	3,501
Banco Santander - Santiago	Fixed term	US$	1.25	12/28/2016	2/9/2017	3,900	1	3,901
Banco Security	Fixed term	US$	1.31	12/28/2016	2/9/2017	3,300	-	3,300
Banco Security	Fixed term	US$	1.00	12/29/2016	1/30/2017	3,800	-	3,800
Banco Santander - Santiago	Fixed term	Ch$	0.31	12/16/2016	1/2/2017	1,942	3	1,945
Corpbanca	Fixed term	Ch$	0.32	12/29/2016	1/9/2017	597	1	598
Scotiabank Sud Americano	Fixed term	Ch$	0.33	12/30/2016	1/9/2017	2,091	-	2,091
Citibank New York	Overnight	US$	0.01	12/31/2016	1/1/2017	1,742	-	1,742
BBVA Banco Francés	Fixed term	US$	0.21	24/102016	1/31/2017	199	-	199
Nedbank	On demand	US$	-	12/1/2016	1/31/2017	2,752	-	2,752
Total						95,623	50	95,673

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 7	Cash and cash equivalents (continued)

7.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	12/31/2017	12/31/2016
Net debt	ThUS$	ThUS$

Cash and cash equivalents	630,438	514,669
Liquid investments	360,941	284,160
Borrowings - repayable within one year (including overdraft)	(177,062)	(160,243)
Borrowings - repayable after one year	(1,031,507)	(1,059,706)
Net debt	(217,190)	(421,120)

Cash and liquid investments	991,379	798,829
Gross debt - fixed interest rates	(1,208,569)	(1,219,949)
Net debt	(217,190)	(421,120)

	Other Assets		Liabilities from financing activities
	Cash/bank overdraft	Liquid Investments	Borrow. Due within 1 year	Borrow. Due after 1 year	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net debt as at 1 January 2016	527,259	617,267	(399,275)	(1,217,172)	(471,921)
Cash flows	(20,362)	(339,556)	277,000	140,000	57,082
Foreign exchange adjustments	7,772	6,449	(1,879)	(25,015)	(12,673)
Other non - cash movements	-	-	(36,089)	42,481	6,392
Net debt as at 31 december 2016	514,669	284,160	(160,243)	(1,059,706)	(421,120)
Cash flows	98,285	59,326	(16,288)	54,275	195,598
Foreign exchange adjustments	17,484	17,455	(531)	(26,287)	8,121
Other non - cash movements	-	-	-	211	211
Net debt as at 31 december 2017	630,438	360,941	(177,062)	(1,031,507)	(217,190)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	9,364	7,536	4.844
Supplies for production reserves	22,257	23,610	29.353
Products-in-progress reserves	456,333	482,261	478.627
Finished product reserves	414,120	479,665	491.022
Total	902,074	993,072	1.003.846

As of December 31, 2017, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$62,476 (ThUS$ 43,400 as of December 31, 2016), (included in work in progress).

Inventory reserves recognized as of December 31, 2017 amount to ThUS$96,284, and ThUS$81,295 as of December 31, 2016 and ThUS$ 80,369 as of December 31, 2015. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others).

In the case of inventories of raw materials, supplies, materials and parts, provisions have been made at the lower value associated with the proportion of obsolete, defective or slow-moving materials.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	93	93	93
Supplies for production	-	920	920
Products-in-progress reserves	80,249	50,925	53.187
Finished product reserves	15,942	29,357	26.169

Total	96,284	81,295	80.369

The Company has not delivered inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 8	Inventories, continued

As of December 31, 2017, 2016 and 2015, movements in provisions are detailed as follows:

Reconciliation	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Opening balance	81,295	80,369	82,966
Changes
Additional provisions	21,953	9,831	18,461
Increase (decrease) in existing provisions	(6,964)	(8,905)	(21,058)
Total changes	14,989	926	(2,597)
Final Balance	96,284	81,295	80,369

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.2	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
Foreign	Minera Exar S.A.	Argentina	US$	Joint control
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Other related parties
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Other related parties
Foreign	Terra Tarsa B.V.	Holland	Euro	Other related parties
Foreign	Plantacote N.V.	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC	Russian Federation	Russian ruble	Other related parties

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.3	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	17,538	11,619	17,842
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	15,706	17,977	23,545
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	969	1,338	1,748
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	13,206	12,865	15,618
Foreign	Ajay North America LLC.	Associate	United States	Dividends	1,123	2,605	5,185
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	4,351	8,312	7,902
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,102	3,798	5,557
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	-	296
77,557,430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	45	-	1,187
77,557,430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	-	286
77,557,430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	-	-	34
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	132,495	91,678	62,543
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	-	-	(933)
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	31,137	17,686	32,019
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	23,058	22,090	34,586
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	85	965	1,060
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	9,950	22,624
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	252	257	-
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	8,011	4,630	4,012
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	-	5,528	8,587
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	49	27
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	200	166	-
Foreign	SQM Vitas Holland B.V.	Joint venture	Holland	Sale of products	-	634	-
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	210	44	-
Foreign	Minera Exar S.A.	Joint venture	Argentina	Loans	11,000	-	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,218	-	-
Foreign	Terra Tarsa Don LLC	Joint venture	Russian Federation	Sale of products	423	-	-
Foreign	Plantacote N.V.	Associate	Belgium	Sale of products	2,108	-	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9 Related party disclosures (continued)

9.4	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	1,204	1,315
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,689	3,801
Foreign	Ajay North America LLC.	Associate	United States	US$	2,005	3,095
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	73	764
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	5,008	34,377
96,511,530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	17,293	9,580
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	13,766	13,318
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	3,804	1,177
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	14,547
79,049,778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	-	41
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	97
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	91
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	50	48
Foreign	Plantacote N.V.	Associate	Belgium	Euro	190	2
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	US$	11,000	-
Total					59,132	82,259

9.5	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	11	7
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	7	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	725	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	584	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	38	-
Current Total					1,365	7

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.6	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2017.

As of December 31, 2017, the Company has the following Committees:

-	Directors’ Committee: composed of Juan Gerardo Jofré Miranda, Fernando Massú Taré and Joanne L. Boyes. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.

-	Health, Safety and Environmental Matters Committee: composed of Arnfinn F. Prugger, Gonzalo Guerrero Y. and Hernán Büchi Buc.

-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Hernán Büchi Buc and Juan Gerardo Jofré Miranda.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.6	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of four hundred UF in favor of the Chairman of the Board of Directors of SQM S.A. and of two hundred UF in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.15% of profit for the period effectively earned by the Company during the 2017 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2017 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2017 fiscal year is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2017 amount to ThUS$3,231 (ThUS$ 2,292 as of December 31, 2016).

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 75 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2017 fiscal year.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.6	Board of Directors and Senior Management, continued

c)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2017 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of December 31, 2017, the global compensation paid to the 115 main executives amounts to ThUS$27,367 and the global compensation paid to the 105 main executives as of December 31, 2016 amounted to ThUS$20,439. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives. The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 16).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 9	Related party disclosures (continued)

9.6	Board of Directors and Senior Management, continued

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2017 and the year ended December 31, 2016 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9.7	Key management personnel compensation

As of December 31, 2017, there are 115 people occupying key management personnel posts (there were 105 as of December 31, 2016).

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Key management personnel compensation (1)	27,367	20,439

(1)	Corresponds to a number of executives (see Note 9.7 6) b).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2017 ThUS$	12/31/2016 ThUS$

Other current financial assets (1)	360,941	284,160
Derivatives (2)	6,038	4,095
Hedging assets	-	934
Total other current financial assets	366,979	289,189

Other non-current financial assets (3)	42,879	14,099
Total other non-current financial assets	42,879	14,099

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relates to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$

Non-current investments not accounted for using the equity accounting method, classified as available for sale	9,179	6,899
Hedging assets	8,910	7,156
Contribution for constitution of Joint Venture (1)	24,745	-
Other financial assets, non-current	45	44
Total other financial assets, non-current	42,879	14,099

(1)	SQM Potasio S.A. contributed ThUS$24,745 to set up Western Australia Lithium (WAL). This has still not been legally constituted as a company, so the funds remain in trust waiting to be transferred to WAL.

Detail of other current financial assets

Institution	12/31/2017 ThUS$	12/31/2016 ThUS$
Banco Santander	163,269	54,364
Banco de Crédito e Inversiones	71,748	40,627
Banco Itaú - Corpbanca	77,527	63,969
Banco Security	28,592	15,007
Morgan Stanley	-	3,150
Scotiabank Sud Americano	13,764	107,043
Banco Chile	4,834	-
Banco BBVA Chile	1,207	-
Total	360,941	284,160

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	412,321	-	412,321	344,839	-	344,839
Prepayments	16,177	-	16,177	6,621	-	6,621
Other receivables	18,377	1,912	20,289	17,301	1,840	19,141
Total trade and other receivables	446,875	1,912	448,787	368,761	1,840	370,601

	12/31/2017			12/31/2016
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	427,400	(15,079)	412,321	361,656	(16,817)	344,839
Trade receivables, current	427,400	(15,079)	412,321	361,656	(16,817)	344,839
Prepayments, current	16,877	(700)	16,177	9,421	(2,800)	6,621
Other receivables, current	23,409	(5,032)	18,377	19,300	(1,999)	17,301
Current trade and other receivables	40,286	(5,732)	34,554	28,721	(4,799)	23,922
Other receivables, non-current	1,912	-	1,912	1,840	-	1,840
Non-current receivables	1,912	-	1,912	1,840	-	1,840
Total trade and other receivables	469,598	(20,811)	448,787	392,217	(21,616)	370,601

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Uncollateralized portfolio

As of December 31, 2017 the detail of the uncollateralized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$
Number of customers, portfolio under no renegotiated terms	2,282	194	68	21	21	2,586
Portfolio under no renegotiated terms	388,516	20,022	9,909	851	8,102	427,400
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	388,516	20,022	9,909	851	8,102	427,400

As of December 31, 2016 the detail of the uncollateralized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$
Number of customers, portfolio under no renegotiated terms	503	173	59	19	40	794
Portfolio under no renegotiated terms	304,072	42,732	7,218	1,182	6,452	361,656
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	304,072	42,732	7,218	1,182	6,452	361,656

As of December 31, 2017, 2016 and 2015, movements in provisions are as follows:

	12/31/2017	12/31/2016	12/31/2015
Reconciliation	ThUS$	ThUS$	ThUS$
Opening balance	21,616	19,731	18.980
Additional provisions	7,172	10,632	2.356
Decrease in provisions	(7,977)	(8,747)	(1.605)
Closing balance	20,811	21,616	19.731

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF. As of December 31, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$266,335 and as of December 31, 2016 such contracts amounted to ThUS$320,155.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	17,128	33,696	41	-	41

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	830	789	41	(9)	32

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	43,235	28,108	(29)	5	(24)

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	218	(294)	76	(19)	57

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2015	74.786	(29.245)	86	96	182

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force as of December 31, 2017, 2016 and 2015.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	191,638	UF	01/05/2018
O	58,748	UF	02/01/2022

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

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

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis, the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations. For this purpose, we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. At present, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, which may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2017 and December 31, 2016, the detail is as follows:

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	163,568	-	163,568	101,270	-	101,270
Obligations with the public (bonds)	13,494	1,031,507	1,045,001	58,973	1,059,706	1,118,679
Derivatives	5,979	-	5,979	1,920	-	1,920
Hedging liabilities	37,287	-	37,287	16,981	33,732	50,713
Total	220,328	1,031,507	1,251,835	179,144	1,093,438	1,272,582

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Current and non-current bank borrowings

As of December 31, 2017 and December 31, 2016, the detail is as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Long-term bank borrowings	-	-
Short-term bank borrowings	163,568	101.270
Short-term borrowings and current portion of long-term borrowings	163,568	101.270
Total bank borrowings	163,568	101.270

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of December 31, 2017 and December 31, 2016, the detail of this caption is as follows:

Debtor			Creditor			Currency or		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.63%	1.63%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%
93,007,000-9	SQM S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.67%	1.67%
93,007,000-9	SQM S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.67%	1.67%
79,626,800-K	SQM Salar S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.91%	1.91%
79,626,800-K	SQM Salar S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.94%	1.94%
79,947,100-0	SQM Industrial S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	1.74%	1.74%
79,947,100-0	SQM Industrial S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S.A.	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	Rate	rate
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.00%	1.00%
93,007,000-9	SQM.S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.85%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.84%
79,626,800-K	SQM Salar S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	0.84%
79,947,100-0	SQM Industrial S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%

		12/31/2016			1231/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	30	20,000	20,030	-	20,030
SQM.S.A.	Banco Estado	-	20,412	20,412	-	20,919	20,919	-	20,919
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,057	17,057	-	17,057
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,010	3,010	-	3,010
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,042	20,042	-	20,042
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,212	-	20,212	-	20,212
Total		20,000	80,412	100,412	20,242	81,028	101,270	-	101,270

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2017 and December 31, 2016, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

			Number of			Currency or	Periodicity
Tax ID No.	Debtor Company	País	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	0403//2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(385)	2,289
SQM S.A.	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	Chile	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	Chile	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

			Number of			Currency or	Periodicity
	Debtor		registration or ID of		Maturity	adjustment	Payment of
Tax ID No.	Company	País	the instrument	Series	date	index	interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2016	US$	Semiannual	Upon maturity	1.97%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2017	US$	Semiannual	Upon maturity	3.61%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	10/03/2016	US$	Semiannual	Upon maturity	2.48%	3.63%
93,007,000-9	SQM S.A.	Chile	446	C	12/01/2016	UF	Semiannual	Semiannual	1.34%	4.00%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2017	UF	Semiannual	Semiannual	2.47%	4.90%
93,007,000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	0.69%	3.30%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2017	UF	Semiannual	Upon maturity	3.00%	3.80%

			12/31/2016			12/31/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S.A.	Chile	ThUS$250,000	-	-	-	4,649	-	4,649	(433)	4,216
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	Chile	C	-	5,903	5,903	-	6,098	6,098	-	6,098
SQM S.A.	Chile	H	-	-	-	3,726	-	3,726	(139)	3,587
SQM S.A.	Chile	M	39,356	-	39,356	39,893	-	39,893	(11)	39,882
SQM S.A.	Chile	O	-	-	-	926	-	926	(67)	859
Total			39,356	5,903	45,259	49,194	11,430	60,624	(1,651)	58,973

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2017 and December 31, 2016 is detailed as follows:

			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 12/31/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2017 and December 31, 2016, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93,007,000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2016							Non-current maturities 12/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(904)	249,096
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,069)	246,931
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,230)	296,770
C	5,903	5,903	5,903	5,903	29,519	53,131	5,903	5,903	5,903	5,903	29,519	53,131	-	53,131
H	-	-	-	-	157,426	157,426	-	-	-	-	157,426	157,426	(1,671)	155,755
O	-	-	-	-	59,035	59,035	-	-	-	-	59,035	59,035	(1,012)	58,023
Total	5,903	255,903	5,903	5,903	795,980	1,069,592	5,903	255,903	5,903	5,903	795,980	1,069,592	(9,886)	1,059,706

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

On December 15, 2017, the Company filed a request with the Financial Markets Commission (FMC, formerly the Chilean Superintendence of Securities and Insurance) to modify the bond line registered in the FMC Securities Registry on December 31, 2008, under number 563. The main objective of this change is to adapt the obligations and grounds for early payment and default to the Company's current circumstances. If the modified line is approved by the Financial Markets Commission, a series of bonds denominated Series P will be issued for a nominal value of up to UF 3 million, with a maturity date of January 15, 2028.

Once these bonds have been approved by the Financial Markets Commission, they are expected to be placed through direct sale to investors.

Bonds

On December 31, 2017 and December 31, 2016, short term bonds of ThUS$13,494 and ThUS$58,973 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,031,507 on December 31, 2017 and ThUS$1,059,706 on December 31, 2016, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2017 and December 31, 2016, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of December 31, 2017, December 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Principal payment	57,290	5,729	5,729
Interest payment	1,515	3,275	3,570

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2017, December 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Single series bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Payments of principal owed	-	200,000	-
Payments of interest	-	6,125	12,250

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019. The second was Series G for ThCh$21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2017, December 31, 2016 and December 2015, the Company has made the following payments with a charge to the Series H bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Payments of interest, Series H bonds	7,691	7,289	7,696

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2017, December 31, 2016 and December 31, 2015, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Interest payment	13,750	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2017, December 31, 2016 and December 2015 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Principal payment, Series M bonds	40,726	-	-
Payment of interest, Series M bonds	667	1,242	1,248
Payment of interest, Series O bonds	2,301	2,142	2,153

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2017, December 31, 2016 and December 31, 2015, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	10,875	10,875	10,875

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250

On October 23, 2014, the Company informed the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2017, December 31, 2016 and December 31, 2015, the following payments have been made.

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	10,938	10,938	8,203

10.5	Trade and other payables

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	195.858	-	195,858	200,215	-	200,215
Other accounts payable	422	-	422	281	-	281
Total	196.280	-	196,280	200,496	-	200,496

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2017, the Company has purchase orders amounting to ThUS$41,601 (ThUS$19,959 as of December 31, 2016).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2017 ThUS$	Effect on profit or loss as of 12/31/2017	12/31/2016 ThUS$	Effect on profit or loss as of 12/31/2016	12/31/2015 ThUS$	Effect on profit or loss as of 12/31/2015
		ThUS$		ThUS$		ThUS$
Current
Derivate instruments (options)	-	-	-	-	215	1,304
Derivative instruments (IRS)	-	-	-	(229)	283	(242)
	-	-	-	(229)	498	1,062

Balances in the “effect on profit or loss” column consider the effects of agreements which were in force as of December 31, 2017, including derivatives received during the year.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)       Financial Assets

		12/31/2017			12/31/2016
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent		630,438	-	630,438	514,669	-	514,669
Trade receivables due from related parties		59,132	-	59,132	82,259	-	82,259
Financial assets measured at amortized cost	Term deposits	360,941	45	360,986	284,160	44	284,204
Loans and receivables measured at amortized cost	Trade and other receivables	446,875	1,912	448,787	368,761	1,840	370,601
Total financial assets measured at amortized cost		1,497,386	1,957	1,499,343	1,249,849	1,884	1,251,733

Financial assets at fair value through profit or loss	Derivative instruments	6,038	8,910	14,948	5,029	7,156	12,185
Financial assets classified as available for sale at fair value through equity	Other investments	-	33,924	33,924	-	6,899	6,899
Total financial assets at fair value		6,038	42,834	48,872	5,029	14,055	19,084
Total financial assets		1,503,424	44,791	1,548,215	1,254,878	15,939	1,270,817

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)       Financial liabilities

		12/31/2017			12/31/2016
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Trade payables due to related parties		1,365	-	1,365	7	-	7
Financial liabilities at fair value through profit or loss	Derivative instruments	43,266	-	43,266	18,901	33,732	52,633
Financial liabilities at fair value through profit or loss		44,631	-	44,631	18,908	33,732	52,640

Financial liabilities measured at amortized cost	Bank borrowings	163,568	-	163,568	101,270	-	101,270
Financial liabilities measured at amortized cost	Obligations with the public	13,494	1,031,507	1,045,001	58,973	1,059,706	1,118,679
Financial liabilities measured at amortized cost	Trade and other payables	196,280	-	196,280	200,496	-	200,496
Total financial liabilities measured at amortized cost		373,342	1,031,507	1,404,849	360,739	1,059,706	1,420,445
Total financial liabilities		417,973	1,031,507	1,449,480	379,647	1,093,438	1,473,085

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

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

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

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

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the “Asociación de Bancos e Instituciones Financieras” (ABIF) (Association of Banks and Financial Institutions’).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

	Fair value	Measurement methodology
	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Investment SQM Australia	24,746	24,746	-	-
Shares	9,159	9,159	-	-
Non-hedging derivatives
Forwards	2,744	-	2,744	-
Options	110	-	110	-
Swaps	3,184	-	3,184	-
Hedging derivatives
Swaps	8,726	-	8,726	-
Deposits, more than 90 days	360,941		360,941	-
Other	249	-	249	-
Financial liabilities
Non-hedging derivatives
Forwards	5,534	-	5,534	-
Options	445	-	445	-
Hedging derivatives
Swaps	37,287	-	37,287	-
Bank loans	163,568	-	163,568	-
Non-guaranteed bonds	1,039,956	-	1,039,956	-
Other	5,945	-	5,945	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	6,879	6,879	-	-
Non-hedging derivatives
Forwards	924	-	924	-
Options	426	-	426	-
Swaps	2,745	-	2,745	-
Hedging derivatives
Swaps	8,090	-	8,090	-
Deposits, more than 90 days	284,159		284,159	-
Other	2,809	-	2,809	-
Financial liabilities
Non-hedging derivatives
Forwards	871	-	871	-
Options	363	-	363	-
Hedging derivatives
Swaps	50,713	-	50,713	-
Bank loans	101,270	-	101,270	-
Non-guaranteed bonds	1,103,324	-	1,103,324	-
Other	16,041	-	16,041	-

10.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2017 and December 31, 2016, assets pledged as guarantees are as follows:

Restricted cash	12/31/2017 ThUS$	12/31/2016 ThUS$
Isapre Norte Grande Ltda.	771	685
Total	771	685

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	630,438	630,438	514,669	514,669
Current trade and other receivables	446,875	446,875	368,761	368,761
Receivables due from related parties, current	59,132	59,132	82,259	82,259
Other financial assets, current:
- Time deposits	360,941	360,941	284,160	284,160
- Derivative instruments	6,038	6,038	4,095	4,095
- Hedging assets	-	-	934	934
Total other current financial assets	366,979	366,979	289,189	289,189
Non-Current Trade Receivables	1,912	1,912	1,840	1,840
Other non-current financial assets:	42,879	42,879	14,099	14,099
Total other non-current financial assets:	42,879	42,879	14,099	14,099
Other financial liabilities, current:
- Bank loans	163,568	163,568	101,270	101,270
- Derivative instruments	5,979	5,979	1,920	1,920
- Hedging liabilities	37,287	37,287	16,981	16,981
- Unsecured obligations	13,494	13,494	58,973	58,973
Other financial liabilities, current	220,328	220,328	179,144	179,144
Current and non-current accounts payable	196,280	196,280	200,496	200,496
Payables due to related parties, non-current	1,365	1,365	7	7
Other non-current financial liabilities:
- Bank loans	-	-	-	-
- Unsecured obligations	1,031,507	1,131,639	1,059,706	1,195,512
- Non-current hedging liabilities	-	-	33,732	33,732
Other non-current financial liabilities:	1,031,507	1,131,639	1,093,438	1,229,244

All the fair value estimates are included in levels 1 and 2.

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2017 and December 31, 2016, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method			Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	-	-	-	-	819	-	-	-	-	819
Abu Dhabi Fertilizer Industries WWL	15,936	13,343	1,483	1,482	1,455	-	-	1,483	1,482	1,910
Doktor Tarsa Tarim Sanayi AS	21,788	16,712	6,427	4,026	2,505	-	590	6,427	4,616	2,505
Ajay North America	14,432	13,457	3,677	2,794	3,600	-	-	3,677	2,794	3,600
Ajay Europe SARL	8,144	7,373	1,049	1,132	1,732	26	(7)	1,075	1,126	1,711
Charlee SQM Thailand Co. Ltd,	2,301	1,763	393	244	122	-	-	393	244	210
SQM Eastmed Turkey	-	-	(25)	-	(4)	-	-	(25)	-	(4)
Kore Potash Ltd.	20.000	20.000	-	-	-	-	-	-	-	-
Total	82,601	72,648	13,004	9,678	10,229	26	583	13,030	10,262	10,751

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 11	Equity-accounted investees (continued)

11.1	Investments in associates recognized according to the equity method of accounting, continued

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					12/31/2017	12/31/2016
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	1,123	2,605
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	968	1,338
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-
Kore Potash Ltd.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	Australia	18.02%	-	-

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V.

	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San. Tic As (1)	Laboratory services	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa Don LLC (2)	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2017
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	-	4,008
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	-	12,854
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	52	2,150
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	-	981
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	-	(49)
Total	181,405	29,910	59,507	13,766	194,902	27,397	52	27,449

12/31/2016
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)	-	(200)
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates, continued

12/31/2015
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,426	21,686	1,410	23,096

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The equity method was applied to the Statement of Financial Position as of December 31, 2017 and December 31, 2016.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

11.4	Disclosures on interest in associates

a) Transactions conducted in 2017:

As of December 31, 2017, a capital increase was registered for Plantacote N.V. in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim. The functional currency of Plantacote N.V. is the Euro. The contribution was made under the heading “Subordinated loan from Dr. Tarsa”. This contribution had no impact on the Company's consolidated results.

b) Transactions conducted in 2016:

During November 2016, SQM S.A. made a capital contribution of ThUS$20,000, in exchange for 18.02% of the ownership of Kore Potash Limited, contribution paid to Elemental Minerals Limited.

During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. generating a gain of ThUS$7,635.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

12.2	Disclosures of interest in joint ventures

a)       Operations conducted in 2017

On December 20, 2017 SQM together with SQM Australia Pty, acquired 50% of the assets of the Mount Holland lithium project in Western Australia, Australia. According to the agreement, SQM Australia Pty committed to pay a price of US$35 million, subject to compliance with conditions established in the agreement. As of December 31, 2017, no payments had been made yet.

On June 30, 2017, SQM Potasio S.A. recognized the goodwill by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422.5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

b)       Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. agreed to enter into a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM Potasio S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. This resulted in the latter entity gaining 100% interest in this transaction, generating a loss of ThUS$104.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	12/31/2017	12/31/2016
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V (1)	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$104.

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Plantacote B.V. (2)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Final reporting period date	Accounting method

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	December 31, 2017	Equity method
Coromandel SQM India	December 31, 2017	Equity method
SQM Vitas Fzco.	December 31, 2017	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	December 31, 2017	Equity method
SQM Vitas Brazil Agroindustria	December 31, 2017	Equity method
SQM Vitas Southern Africa Pty.	December 31, 2017	Equity method
SQM Vitas Perú S.A.C.	December 31, 2017	Equity method
SQM Vitas Holland B.V.	December 31, 2017	Equity method
SQM Vitas Plantacote B.V.	December 31, 2017	Equity method
Minera Exar S.A.	December 31, 2017	Equity method

Joint Venture	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	11,444	12,150	13,257	(535)	(1,372)	(845)
Coromandel SQM India	1,633	1,499	962	165	435	88
SQM Vitas Fzco	19,478	17,956	11,604	1,502	3,458	369
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,980	2,618	2,462	361	163	495
SQM Vitas Holland	1,429	1,269	1,181	(18)	171	(10)
Minera Exar S.A.	26,860	25,000	-	(27)	-	-
Total	63,824	60,492	29,466	1,448	2,855	97

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	-	-	(12)	(535)	(1,372)	(857)
Coromandel SQM India	-	-	-	165	435	88
SQM Vitas Fzco,	(5)	449	9,686	1,497	3,907	10,055
SQM Star Qingdao Corp. Nutrition Co. Ltd.	-	-	-	361	163	495
SQM Vitas Holland	-	-	-	(18)	171	(11)
Minera Exar S.A.	-			(27)	-
Total	(5)	449	9,674	1,443	3,304	9,770

Joint Venture	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria (1)	11,003	9,343	3,722	1,753	4,570	(72)
SQM Vitas Peru S.A.C (1)	5,961	5,964	5,061	(216)	815	786
SQM Vitas Plantacote B.V. (2)	669	588	3,598	(1)	187	215
SQM Vitas Spain (2)	-	-	1,182	-	-	(251)
Total	17,633	15,895	13,563	1,536	5,572	678

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria (1)	(51)	2,845	-	826	5,130	(36)
SQM Vitas Peru S.A.C (1)	-	-	-	(108)	408	393
SQM Vitas Plantacote B.V. (2)	-	-	-	(1)	(80)	(125)
SQM Vitas Spain (2)	-	-	-	-	-	109
Total	(51)	2,845	-	717	5,458	341

The following companies are subsidiaries of

(1)	SQM Vitas Fzco

(2)	SQM Vitas Holland

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V.	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

	12/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco.	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V.	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures, continued:

	12/31/2015
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil Agroindustria	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru S.A.C	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland B.V.	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	6,198	4,097	-	-	-	-
Coromandel SQM India	1,118	15	-	478	-	-
SQM Vitas Fzco,	15,307	11,514	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,675	3,756	-	-	-	-
SQM Vitas Brazil Agroindustria	5,139	2,168	7,342	8,718	-	-
SQM Vitas Peru S.A.C.	687	958	2,215	3,834	1,372	1,781
SQM Vitas Holland B.V.	2,190	1,961	-	-	-	-
SQM Vitas Plantacote B.V.	679	615	-	-	-	-
Minera Exar S.A.	9,189	-	-	-	-
Total	44,182	25,084	9,557	13,030	1,372	1,781

	Depreciation and amortization expense			Interest expense			Income tax expense, continuing operations
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(696)	(691)	(687)	(25)	(433)	(241)	303	200	233
Coromandel SQM India	-	-	(69)	(16)	(49)	(73)	(485)	(44)	(89)
SQM Vitas Fzco.	(553)	(717)	(1,067)	(19)	(16)	(10)	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(68)	(64)	(66)	-	(1)	(2)	(174)	(195)	(378)
SQM Vitas Brazil Agroindustria	(453)	(438)	(29)	(1,253)	(2,127)	(1,651)	(283)	(337)	(49)
SQM Vitas Peru S.A.C.	(375)	(82)	(29)	(432)	(323)		(214)	(362)	(370)
SQM Vitas Holland B.V.	-	-	-	-	-	(2)	-	-	-
SQM Vitas Plantacote B.V.	-	-	-	(1)	(1)		-	-	-
Minera Exar S.A.	(523)	-	-	(32)	-	(3)	(620)	-	-
SQM Vitas Spain	-	-	(116)	-	-	(4)	-	-	(73)
Total	(2,668)	(1,992)	(2,063)	(1,778)	(2,950)	(1,986)	(1,473)	(738)	(726)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 13	Intangible assets and goodwill

13.1	Balances

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Intangible assets other than goodwill	105,948	109,439
Goodwill (1)	44,177	37,972
Total	150,125	147,411

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity.

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

Balances and movements in the main classes of intangible assets as of December 31, 2017 and December 31, 2016 are detailed as follows:

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,518	-	98,518
Other intangible assets	Indefinite	1,950	-	1,950
Intangible assets other than goodwill		126,778	(20,830)	105,948
Goodwill	Indefinite	44,177	-	44,177
Total intangible assets and goodwill		170,955	(20,830)	150,125

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,280	(16,234)	7,046
Intellectual property rights, patents and other industrial property rights, service	Finite	1,483	(1,023)	460
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,337	-	3,337
Intangible assets other than goodwill		126,696	(17,257)	109,439
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		164,668	(17,257)	147,411

a)       Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years. For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or the rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

b)       Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

Notes to the Consolidated Financial Statements as of December 31, 2017

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

e)       Other information to be disclosed on intangible assets

SQM has property rights and mining concessions from the Chilean Government that are intended for the exploration and exploitation of saltpeter and brine. Such rights incur no initial cost other than registration costs, which are insignificant.

Also, SQM has acquired mining concessions from third-parties other than the Chilean Government, which have been recognized at acquisition cost and are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

As of December 31, 2017, the subsidiary Soquimich Comercial S.A. presented an impairment for the acquisition of the commercial agent of Sociedad Agrocom Ltda.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)       Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	23,280	1,483	98,596	3,337	37,972	164,668
Additions	-	939	8	-	204	6,205	7,356
Impairment	-	-	-	(205)	-	-	(205)
Increases (decreases) for transfers	-	-	-	-	(1,164)	-	(1,164)
Other increases (decreases)	-	841	(241)	127	(427)	-	300

Final balance	-	25,060	1,250	98,518	1,950	44,177	170,955

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(16,234)	(1,023)	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,653)	(38)	-	-	-	(2,691)
Other increases (decreases)	-	(882)	-	-	-	-	(882)

Final balance	-	(19,769)	(1,061)	-	-	-	(20,830)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2017, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	7,046	460	98,596	3,337	37,972	147,411
Additions	-	939	8	-	204	6,205	7,356
Amortization	-	-	-	(205)	-	-	(205)
Impairment	-	(2,653)	(38)	-	-	-	(2,691)
Increases (decreases) for transfers	-	-	-	-	(1,164)	-	(1,164)
Other increases (decreases)	-	(41)	(241)	127	(427)	-	(582)
Final balance	-	5,291	189	98,518	1,950	44,177	150,125

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	160	25	2,100	-	-	2,285
Other increases (decreases)	(3,821)	(131)	10	(4)	(314)	(416)	(4,676)

Final balance	-	23,280	1,483	98,596	3,337	37,972	164,668

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	3,821	-	(1)	-	-	-	3,820

Final balance	-	(16,234)	(1,023)	-	-	-	(17,257)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	160	25	2,100	-	-	2,285
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(131)	9	(4)	(314)	(416)	(856)

Final balance	-	7,046	460	98,596	3,337	37,972	147,411

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,062	1,524	97,386	3,698	38,388	164,058
Additions	189	15	-	-	-	204
Other increases (decreases)	-	(91)	(886)	(47)	-	(1,024)

Final balance	23,251	1,448	96,500	3,651	38,388	163,238

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(9,996)	(939)	-	-	-	(10,935)
Additions	-	-	-	-	-	-
Amortization	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	(10)	-	-	-	-	(10)

Final balance	(13,438)	(984)	-	-	-	(14,422)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment

As of December 31, 2017 and December 31, 2016, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment Property, plant and equipment, net	12/31/2017 ThUS$	12/31/2016 ThUS$
Land	32,739	32,702
Buildings	230,319	237,585
Other property, plant and equipment	24,862	26,417
Transport equipment	3,257	3,355
Supplies and accessories	1,872	1,773
Office equipment	487	3,642
Network and communication equipment	1,050	1,686
Mining assets	16,237	24,643
IT equipment	3,401	366
Energy generating assets	7,861	8,191
Constructions in progress	165,054	170,710
Machinery, plant and equipment (1)	950,054	1,021,640
Total	1,437,193	1,532,710
Property, plant and equipment, gross
Land	32,739	32,702
Buildings	610,264	582,082
Other property, plant and equipment	244,831	253,555
Transport equipment	11,195	10,819
Supplies and accessories	19,498	18,259
Office equipment	11,105	17,731
Network and communication equipment	7,356	7,522
Mining assets	129,028	158,514
IT equipment	27,038	20,316
Energy generating assets	36,643	34,812
Constructions in progress	165,054	170,710
Machinery, plant and equipment	2,938,287	2,833,819
Total	4,233,038	4,140,841

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	379,945	344,497
Accumulated depreciation and impairment of other property, plant and equipment	219,969	227,138
Accumulated depreciation and impairment of transport equipment	7,938	7,464
Accumulated depreciation and impairment of supplies and accessories	17,626	16,486
Accumulated depreciation and impairment of office equipment	10,618	14,089
Accumulated depreciation and impairment of network and communication equipment	6,306	5,836
Accumulated depreciation and impairment of mining assets	112,791	133,871
Accumulated depreciation and impairment of IT equipment	23,637	19,950
Accumulated depreciation and impairment of energy generating assets	28,782	26,621
Accumulated depreciation and impairment of machinery, plant and equipment	1,988,233	1,812,179
Total	2,795,845	2,608,131

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment, (continued)

14.1	Types of property, plant and equipment, continued

(1)       The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment Property, plant and equipment, net	12/31/2017 ThUS$	31/12/2016 ThUS$
Pumps	33,614	40,306
Conveyor belt	24,832	28,307
Crystallizer	15,519	17,585
Plant equipment	186,885	208,137
Water tanks	11,296	10,614
Filter	18,572	21,484
Facilities/electrical equipment	105,600	111,876
Other machinery, plant and equipment	72,812	57,298
Piping	113,641	124,699
Pond	275,731	299,956
Well	46,802	50,647
Parts	44,750	50,731
Total	950,054	1,021,640

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017 and December 31, 2016:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	158,797	26,067	186,784
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	(16,761)	(3,374)	(62,300)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(120,668)	84,424	(191)
Other increases (decreases) (*)	403	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(27,025)	(2,767)	(31,898)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	37	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	92,197
Closing balance	32,739	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,233,038

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(175,770)	(232,365)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	158,797	26,067	186,784
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	(16,761)	(164)	(16,987)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(175,770)	(232,365)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(120,668)	84,768	(127)
Other increases (decreases) (*)	403	2,566	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(27,025)	(6,547)	(32,515)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	37	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(95,517)
Closing balance	32,739	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,437,193

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate, 2) the variation representing the purchase and use of materials and spare parts, 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets, 4) assets for retirement obligations and 5) Software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment (continued)

14.2       Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	564,708	248,493	16,170	17,877	18,858	7,323	157,481	19,732	34,579	151,831	2,751,631	4,023,272
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	(5,540)	(28)	(1)	-	-	-	-	(3,370)	(1,165)	(10,857)
Increase (decrease) in foreign currency translation difference	28	1	65	8	-	52	-	-	-	-	-	19	173
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	80,987	5,852
Other increases (decreases) (*)	(24)	-	(410)	(145)	-	(1,982)	-	-	-	-	(22,252)	201	(24,612)
Decreases for classification as held for sale (1)	(1.891)	-	(194)	-	-	-	-	-	-	-	-	-	(2,085)
Total changes	(1,887)	17,374	5,062	(5,351)	382	(1,127)	199	1,033	584	233	18,879	82,188	117,569
Closing balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(310,676)	(196,262)	(12,355)	(13,870)	(15,393)	(5,041)	(122,034)	(18,770)	(23,332)	-	(1,621,963)	(2,339,696)
Changes
Disposals	-	-	-	5,540	28	-	-	-	-	-	-	759	6,327
Depreciation expense	-	(33,470)	(7,288)	(683)	(2,265)	(845)	(774)	(11,837)	(1,179)	(2,374)	-	(178,942)	(239,657)
Impairment	-	(338)	(23,861)	(81)	(379)	(1)	(21)	-	(1)	(915)	-	(5,985)	(31,582)
Increase (decrease) in foreign currency translation difference	-	(13)	(14)	(14)	-	(28)	-	-	-	-	-	-	(69)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Other increases (decreases) (*)	-	-	258	129	-	2,178	-	-	-	-	-	(196)	2,369
Decreases for classification as held for sale (1)	-	-	29	-	-	-	-	-	-	-	-	-	29
Total changes	-	(33,821)	(30,876)	4,891	(2,616)	1,304	(795)	(11,837)	(1,180)	(3,289)	-	(190,216)	(268,435)
Closing balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	254,032	52,231	3,815	4,007	3,465	2,282	35,447	962	11,247	151,831	1,129,668	1,683,576
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	-	-	(1)	-	-	-	-	(3,370)	(406)	(4,530)
Depreciation expense	-	(33,470)	(7,288)	(683)	(2,265)	(845)	(774)	(11,837)	(1,179)	(2,374)	-	(178,942)	(239,657)
Impairment	-	(338)	(23,861)	(81)	(379)	(1)	(21)	-	(1)	(915)	-	(5,985)	(31,582)
Increase (decrease) in foreign currency translation difference	28	(12)	51	(6)	-	24	-	-	-	-	-	19	104
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	75,135	-
Other increases (decreases) (*)	(24)	-	(152)	(16)	-	196	-	-	-	-	(22,252)	5	(22,243)
Disminuciones por clasificar como mantenidos para la venta (1)	(1.891)	-	(165)	-	-	-	-	-	-	-	-	-	(2.056)
Total changes	(1,887)	(16,447)	(25,814)	(460)	(2,234)	177	(596)	(10,804)	(596)	(3,056)	18,879	(108,028)	(150,866)
Closing balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which are expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate, 2) the variation representing the purchase and use of materials and spare parts, 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets, 4) Software that is reclassified to Intangibles.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

14.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2017, there were no impairment adjustments and as of December 31, 2016 there were impairment adjustments associated with the closure of railway facilities for the transportation of products.

Railway for transportation of products from the Coya Sur location and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed damages to several sections of the railway between the Coya Sur and Tocopilla sites. As of that date, the Company has used trucks to replace rail transportation. SQM has carried out several internal and external studies with the purpose of determining what would be necessary to repair the damage to the railway.

These reports revealed that repairing the damage would entail high long-term costs, and it is therefore not convenient to repair the railway in the short- to medium-term. This decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling stock), which has translated into a charge of approximately US$32 million, which is reflected in the line other expenses by function in the consolidated statement of income for the period. This amount represents around 0.8% of SQM’s total assets and 11% of revenue reported at the end of December 2016.

14.5	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$4,382 as of December 31, 2017 and ThUS$ 5,406 as of December 31, 2016.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as occur with delays, interruptions or a temporary suspension of the project due to technical, financial or other issues, which prevent the asset from being maintained in good condition for its use.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 14	Property, plant and equipment (continued)

14.5	Additional information (continued)

Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position as a line for the following concept: “Non-current assets or groups of assets classified as held for sale”.

The following table shows the main classes of non-current assets held for sale:

Assets held for sale	12/31/2017	12/31/2016
	ThUS$	ThUS$

Land	1,480	1,891
Facilities and fixtures	109	165
Total	1,589	2,056

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2017	12/31/2016
	ThUS$	ThUS$
Current
Profit sharing and bonuses	22,421	20,998
Total	22,421	20,998

Non-current
Profit sharing and bonuses	6,487	-
Severance indemnity payments	27,445	22,532
Total	33,932	22,532

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code. Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 16).

Staff severance indemnities at actuarial value	12/31/2017	12/31/2016
	ThUS$	ThUS$
Staff severance indemnities, Chile	25,893	21,384
Plan compensación ejecutivos	6,487	-
Other obligations in companies elsewhere	1,552	1,148
Total other non-current liabilities	33,932	22,532

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1.980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees’ benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2017	12/31/2016	12/31/2015
Changes in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	8,185	7,949	7,324
Service cost	2	2	3
Interest cost	359	387	380
Actuarial loss	556	200	600
Benefits paid	(347)	(353)	(358)
Benefit obligation at the end of the year	8,755	8,185	7,949

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 15	Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Changes in the plan assets:
Fair value of plan assets at the beginning of the year	7,404	7,464	7,967
Actual return (loss) in plan assets	1,694	293	(145)
Benefits paid	(347)	(353)	(358)
Fair value of plan assets at the end of the year	8,751	7,404	7,464
Financing status	(4)	(781)	(485)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(3,432)	(3,165)	(1,903)
Amortization during the year	219	184	68
Net estimated gain or loss occurred during the year	599	(451)	(1,330)
Adjustment to recognize the minimum pension obligation	(2,614)	(3,432)	(3,165)

The net periodic pension expense was composed of the following components for the years ended December 31, 2017, 2016 and 2015:

Reconciliation	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Service cost or benefits received during the year	2	2	3
Interest cost in benefit obligation	359	387	380
Actual return in plan assets	1,694	293	(145)
Amortization of prior year losses	219	184	68
Net gain during the year	599	610	728
Net periodic pension expense	41	29	(133)

15.5	Staff severance indemnities

As of December 31, 2017, 2016 and 2015, severance indemnities calculated at the actuarial value are as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS
Opening balance	(22,532)	(21,995)	(30,952)
Current cost of service	(934)	(1,333)	(898)
Interest cost	(1,488)	(1,407)	(1,588)
Actuarial gain/loss	(1,144)	(2,253)	1,242
Exchange rate difference	(2,284)	(1,215)	3,582
Benefits paid during the year	937	5,671	6,619
Balance	(27,445)	(22,532)	(21,995)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2017	12/31/2016	12/31/2015

Mortality rate	RV - 2014	RV - 2009	RV - 2009
Actual annual interest rate	5.114%	4.522%	4.89%
Voluntary retirement rate:
Men	6.49%	7.16%	7.16%	annual
Women	6.49%	7.16%	7.16%	annual
Salary increase	3.00%	3.60%	3.60%	annual
Retirement age:
Men	65	65	65	years
Women	60	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2017 and December 31, 2016, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 12/31/2017	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity analysis 12/31/2016	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,576)	1,773
Employee turnover rate	(207)	231

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 16	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the following:

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 39 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in United States dollars (with a maximum amount or limit amount of US$54 per share),

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The plan’s effect considers 533,476 shares with an impact amounting to ThUS$6,487 on the profit and loss for the year ended December 31, 2017, which is recognized on an accrual basis.

Notes to the Consolidated Financial Statements as of December 31, 2017

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

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1.2 times, its strictest level.

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

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2017	12/31/2016	Description (1)	Calculation (1)
Net Financial Debt ThUS$	245,508	461,569	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.29	4.02	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.10	0.17	Net Financial Debt divided by Total Equity	Net financial debt / (Net financial debt + Total Equity)
ROE	19.1%	12.25%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
EBITDA (THUS$)	894,588	796,134	EBITDA	Gross Profit-Administrative Expenses + Adjustments for depreciation and amortization expenses.
ROA	21.4%	16.0%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties’ investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.91	0.83	Total Liability on Equity	Total Liabilities / Total Equity
			(1) Assumes the absolute value of the accounting records

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

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

As of December 31, 2017 and December 31, 2016, the Group does not maintain shares in the parent either directly or through those companies in which it has investments.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2017		12/31/2016
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2017 and December 31, 2016, the Company has not placed any new issuances of shares on the market.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2017 and December 31, 2016, this caption comprises the following:

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion	(24,913)	(19,463)	(14,035)
Reserve for cash flow hedges	2,248	64	(1,699)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	2,937	3,513	-
Reserve for actuarial gains or losses in defined benefit plans	(5,953)	(4,834)	(2,386)
Other reserves	11,332	7,832	(1,677)
Total other reserves	(14,349)	(12,888)	(19,797)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

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

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2016	(14,035)	(2,144)	445	(2,077)	(309)	-	-	(1,677)	(19,933)	136	(19,797)

Increase (decrease) in reserves	(5,428)	3,626	-	(3,397)	-	4,813	-	9,509	9,123	-	9,123
Deferred taxes	-	-	(470)	-	921	-	(1,300)	-	-	(849)	(849)
Reclassification of loss in reserves	-	(1,393)	-	28	-	-	-	-	(1,365)	-	(1,365)

Closing balance as of 12/31/2016	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

In the case of SQM Iberian S.A., the variation between the two periods corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	12/31/2017	12/31/2016	12/31/2015
Subsidiary - Associate	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	5,964	5,963
SQM Europe NV	1,957	1,957	1,958
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	455	455	455
Doktor Tarsa Tarim Sanayi AS	305	305	305
Total	13,009	9,509	9,509

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)	(1,677)

Total Other reserves	11,332	7,832	7,832

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

At an extraordinary meeting held on April 11, 2017, the Company’s Board of Directors made a recommendation for discussion at the Ordinary Shareholders’ Meeting (the Meeting), which was held on April 28, 2017, that the Company should distribute and pay dividends based on 100% of the Company’s net profit for distribution for the financial year 2016. This recommendation was accepted by the Meeting.

For 2017, the Company has defined the following dividend policy: (a) To distribute and pay a dividend to the respective shareholders a percentage of the profits to be determined as follows:

(i) 100% of the profit for 2017 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

(iii) 60% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend 50% of the profit for 2017 to the respective shareholders.

For the year ended December 31, 2017, the foregoing financial parameters are met for the Company to distribute and pay as a final dividend 100% of the profits for the year 2017.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.5	Interim and provisional dividends

On November 22, 2017, the Company’s Board of Directors agreed to pay a provisional dividend equivalent to US$0.42879 per share with a charge to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on November 30, 2017.

This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9:00 a.m. on December 14, 2017. The shareholders who are registered in the Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

On August 23, 2017, the Company’s Board of Directors agreed to pay a provisional dividend equivalent to US$0.38432 per share with a charge to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 31, 2017.

On May 17, 2017, the Board of Directors unanimously agreed to pay a provisional dividend equivalent to US$0.39222 per share with a debit to the profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to observed U.S. dollar exchange rate published in the Official Gazette on May 31, 2017.

At the General Ordinary Shareholders' Meeting of April 28, 2017, the shareholders agreed to the payment of a dividend of US$1.05735 per share from the net profit for distribution obtained during the 2016 fiscal year, from which must be discounted the sum of US$0.85487 per share, which was already paid as a provisional dividend, resulting in a remaining balance of US$0.20248 per share.

On November 23, 2016, the Board of Directors of Sociedad Química y Minera de Chile S.A approved the payment of a provisional dividend of US$225 million, equivalent to US$0.85487 per share with a charge to profit for 2016. This amount would be paid at its equivalent in Chilean pesos using the observed U.S. dollar exchange rate published in the Official Gazette on December 13, 2016.

This dividend payment would be made in favor of the shareholders personally or through their duly authorized representatives from 9:00 am on December 20, 2016. The shareholders who are registered with the Shareholders’ Registry five business days prior to December 20, 2016 will be entitled to the dividend.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 17	Disclosures on equity (continued)

17.5	Interim and provisional dividends, continued

Change in 2016 Dividend Policy

On November 23, 2016, the provisional dividend described above and the Dividend Policy for the 2016 fiscal year were approved as communicated at the Ordinary Shareholders’ Meeting of April 26, 2016 (the “Dividend Policy”), was amended as follows:

(i)       not to distribute more provisional dividends during 2016 except for the dividend approved on that date, to be paid during the last quarter of 2016.

(ii)        the remaining amount of net profit for 2016, if any, to be retained and used for the financing of own operations or activities associated with one or more of the Company’s investment projects, without prejudice, however, to the possible future capitalization of all or a portion of this or its distribution as a dividend as determined by the shareholders at the Company’s Ordinary Shareholders’ Meeting.

(iii)       The Dividend Policy described above relates to the intent or expectation of the Board of Directors with respect to such matter. Consequently, compliance with this Dividend Policy is necessarily dependent on the net profits that are finally obtained and the profit or loss indicated by the Company’s regular forecasts.

If the Dividend Policy is subject to substantive change, the Board of Directors will communicate and inform its shareholders about any such change in a timely manner in the form of an essential event. On March 22, 2016, the Company communicated that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), at the Ordinary Meeting had unanimously agreed the following:

To partially amend “SQM S.A.’s Dividend Policy for the 2015 fiscal year with the main purpose of including in such “Policy” the payment of an interim dividend of US$150,000,000, equivalent to US$0.56992 per share, to be paid with a charge to retained earnings of SQM S.A.”. This was reported to the Ordinary Shareholders’ Meeting of April 24, 2015.

The dividends presented as deducted from equity are as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Dividends attributable to owners of the parent	55,501	3,014	3.248
Provisional dividend	317,243	225,000	106.584
Interim dividend		150,000	-
Dividend payable	110,529	-	-
Total	483,273	378,014	109.832

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	16,419	3,000	19,419	20,867	3,000	23,867
Provision for dismantling, restoration and rehabilitation cost (**)	-	26,954	26,954	-	5,890	5,890
Other provisions (***)	47,026	47	47,073	21,045	44	21,089
Total	63,445	30,001	93,446	41,912	8,934	50,846

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 19.1).

(**) The commitments required by the local regulator, Senageomin, have been incorporated through the issuance of a guarantee for the restoration of the place where the production sites are located.

(***) See Note 18.2.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

	12/31/2017	12/31/2016
Current provisions, other short-term provisions	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	739	750
Rent under Lease contract with CORFO(*)	32,331	11,452
Provision for additional tax related to foreign loans	416	450
End of agreement bonus	4,522	5,365
Directors’ per diem allowance	2,630	1,918
Provision for subsidiary restructuring	6,000	-
Miscellaneous provisions	388	1,110
Total	47,026	21,045
Other long-term provisions
Investments with negative equity	47	44
Total	47	44

(*) Rent for the lease contract with CORFO: This relates to the lease of mining properties that SQM Salar S.A. pays on a quarterly basis to the state entity “Corporación de Fomento” (CORFO). The amount payable is calculated based on the sales of products extracted from the Atacama Saltpeter Deposit. It includes US$20.4 million corresponding to the estimation made by management for the settlement with CORFO (See notes 19.1.8, 25.5 and 32.2).

The following are the payment commitments that remain in effect for with CORFO lease:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Commitments for minimum lease payments in relation to non-cancelable operating leases are payable as follows:
Within one year	5,474	2,546
Later than one year but not later than three years	10,949	5,092
Later than tree year but not later than five years	10,949	5,092
More than five years	49,271	22,913
Total	76,643	35,643

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 18	Provisions and other non-financial liabilities (continued)

18.3	Other current liabilities

These amounts are paid on a quarterly basis.

Other liabilities non-financial current

	12/31/2017	12/31/2016
Description of other liabilities	ThUS$	ThUS$
Tax withholdings	7,404	14,340
VAT payable	3,344	3,949
Guarantees received	2,638	2,638
Accrual for dividend	110,529	1,189
Monthly tax provisional payments	11,684	9,545
Deferred income	5,301	6,507
Withholdings from employees and salaries payable	6,725	5,552
Accrued vacations (*)	19,042	15,841
Other current liabilities	2,137	2,359
Total	168,804	61,920

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

Description of items that gave rise to variations as of	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
December 31, 2017	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
others	-	-	6	6
Total provisions, final balance	19,419	26,954	47,073	93,446

Description of items that gave rise to variations as of	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
December 31, 2016	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	21,067	5,890	13,445	40,402
Changes in provisions:
Additional provisions	2,800	-	54,310	57,110
Provision used	-	-	(47,261)	(47,261)
Increase(decrease) in foreign currency exchange	-	-	128	128
Others	-	-	467	467
Total provisions, final balance	23,867	5,890	21,089	50,846

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Changes in provisions, continued

				12/31/2015
	Restructuring	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
Description of items that gave rise to variations	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	22,567	5,890	8,180	36,637
Changes in provisions:
Additional provisions	16,327	8,500	-	14,733	39,560
Provision used	(16,327)	(10,000)	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	(357)	(357)
Total provisions, final balance	-	21,067	5,890	13,445	40,402

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions

In accordance with note 18.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Appeal filed by the plaintiff.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On August 7, 2017, the Unites States Court of Appeals for the Ninth Circuit ordered the beginning of a new trial.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case. Processing suspended.
	Nominal value	:	Not possible to determine.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde.
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Judgment stage.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Evidence.
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Corporación de Fomento de la Producción (“Corfo”).
	Defendant	:	SQM Salar S.A. (“SQM Salar”); SQM Potasio S.A. and the Company
	Date	:	May 2014.
	Court	:	Arbitration court. Arbitrator Mr. Héctor Humeres
	Reason	:	(a) Lease Contract (“the “Lease”) early termination action filed on November 12, 1993 by Corfo for (i) alleged failure to fully pay the quarterly lease payments associated with certain products during 2009-2013; and (ii) alleged absence of boundary demarcation of mining properties seeking compensation for damages for other related contracts among other matters involving compensation for damages. (b) Request filed by Corfo for early Project Contract termination associated with the contract entered into on November 12, 1993 and other related contracts, among other matters involving compensation for damages; and (c) Request filed by SQM Salar and the Company to state whether lease payments made by SQM Salar under the Lease comply with the agreement entered into by the parties and whether the rent formula applied has been useful for Corfo.
	Status	:	Evidence stage.
	Nominal value	:	Not determined.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. The filing of appeals is pending.

8.	Plaintiff	:	SQM Salar and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage
	Nominal value	:	ThUS$20,658.

9.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Evidence stage
	Nominal value	:	ThUS$515.

11.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Lawsuit pending notice to one of the defendants.
	Nominal value	:	ThUS$1,265.

12.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Date	:	May 11, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce.
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Conciliation stage
	Nominal value	:	Not determined

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13.	Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Defendant	:	The Company
	Date	:	May 2017
	Court	:	Arbitration award in accordance with the Arbitration Rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Deliberation stage
	Nominal value	:	Not determined

14.	Plaintiffs	:	Araya Oses, Antonio et al.
	Defendants	:	Transportes Buen Destino S.A. and SQM Salar.
	Date	:	February 17, 2017
	Court	:	1st Civil Court of Santiago
	Reason	:	Lawsuit for several or subsidiary liability for unfair dismissal, seeking the voidance of the dismissal and collection of labor benefits.
	Instance	:	An appeal seeking voidance of the first instance judgment is pending.
	Nominal value	:	ThUS$235.

15.	Plaintiffs	:	Employee Union No. 2 of SQN Nitratos Nueva Victoria.
	Defendant	:	SQM Nitratos S.A.
	Date	:	November 23, 2016.
	Court	:	Labor Court of Iquique.
	Reason	:	Lawsuit alleging differences in the calculation of the bonus payable under the Collective Bargaining Agreement.
	Instance	:	At the evidence stage
	Nominal value	:	ThUS$385

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

16.	Plaintiff	:	TBD
	Reason	:	Voluntary Winding up Statement (Law No. 20.720)
	Court	:	Civil Court of Colina
	Instance	:	On January 4, 2017 the voluntary winding up process began. On March 8, 2017, SQM Industrial verified credits in ordinary period associated with the sale of fuel of Ch$217,193,666 with express reserve as to the legal compensation applicable.
	Nominal value	:	Ch$217,193,666

17.	Plaintiffs	:	TBD
	Defendant	:	SQM Salar.
	Date	:	None
	Court	:	Arbitration Court Arbitrator Mr. Jaime Martínez Tejeda.
	Reason	:	Discrepancies generated in the performance of the (i) lithium brine transportation agreement; and (ii) salt transportation agreement entered into between TBD and SQM Salar.
	Instance	:	The case has not been presented yet.
	Nominal value	:	Not determined

18.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$1,940

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

19.	Plaintiffs	:	Vargas Guerra, Vicente Ignacio.
	Defendants	:	SQM Nitratos S.A.
	Date	:	January 17, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages related to pain and suffering and lost earnings resulting from occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$256.

20.	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar S.A.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$472

21.	Plaintiffs	:	Roa Maluenda, Rosa del Carmen as successor and assign of Sánchez Gamboa, Gerónimo Iván.
	Defendants	:	SQM S.A., SQM Nitratos S.A. and SQM Industrial S.A.
	Date	:	January 23, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$472

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

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

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0.2 million.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Contracts subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for a moving period that considers the last twelve months:

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times at its strictest level. The total Indebtedness level is defined as the Total Liabilities divided by Total Equity.

As of December 31, 2017, the aforementioned financial indicators are as follows:

Indicator	12/31/2017	12/31/2016
Equity ThUS$	2,247,468	2,307,272
Net Financial Debt/ EBITDA	0.27	0.58
Indebtedness	0.91	0.83
SQM Industrial and SQM Salar debt / Current assets	0.03	0.02

Bond issue agreements issued abroad require the Company to neither merge or dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.4	Environmental contingencies

On June 6, 2016, the Superintendence of the Environment (the “SMA”) filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges regarding certain variables in the follow-up plan and through the implementation of a mitigation measure contemplated in the related environmental impact assessment. The Company submitted a Compliance Program to the SMA for its approval. This program details the actions and commitments that the Company will perform to overcome the objections filed by the environmental authority. On June 29, 2017, the SMA rejected the Compliance Program submitted by the Company. On July 10, the Company presented the defense against the charges filed by the SMA. On December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

SQM Salar has presented a compliance program detailing the actions and commitments it will carry out to address the SMA's objections. The SMA is reviewing the compliance program.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.5	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges for US$8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate sum of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group understands the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the fiscal years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments Nos. 169, 170, 171 and 172, which seek to expand the application of the specific tax on mining activities for the exploitation of lithium. The amount involved is approximately ThUS$17,809. This claim is at the deliberation stage.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. This claim is at the deliberation stage.

The aforementioned amounts are classified as current tax assets, non-current as of December 31, 2017.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency, continued

Of the US$32.2 million under dispute, approximately US$25,2 million correspond to the potential specific tax on mining activities related to lithium and US$7.0 million correspond to an excess charge levied by the Chilean IRS. The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for the years 2016 and 2017. As of the date of these financial statements, SQM has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016 and 2017 financial years. It is reasonable to expect that should these assessments (for the years 2016 and 2017) be issued, the value would be approximately US$30 million (without considering potential interest and fines).

19.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2017, the guarantee amounts to ThUS$771.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.6	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$12,103 and ThUS$7,386 on December 31, 2017 and December 31, 2016 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2017	12/31/2016
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	4,067	-
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,743	1,574
Agrícola Lobert Ltda.	Unrelated third party	1,264	1,141
Covepa SPA	Unrelated third party	813	747
Johannes Epple Davanzo	Unrelated third party	363	333
Hortofrutícola La Serena	Unrelated third party	323	291
Juan Luis Gaete Chesta	Unrelated third party	262	241
Arena Fertilizantes y Semillas	Unrelated third party	244	224
Vicente Oyarce Castro	Unrelated third party	244	220
Soc. Agrocom. Julio Polanco	Unrelated third party	163	149
Bernardo Guzmán Schmidt	Unrelated third party	138	125
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	138	125
Lemp Martin Julian	Unrelated third party	124	111
Comercial Agrosal Ltda.	Unrelated third party	116	105
Soc. Comercial el Mimbral	Unrelated third party	101	-
Total		12,103	7,386

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force, have been approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of December 31, 2017 and December 31, 2016 are detailed below:

Balances as of the closing
date of the financial
statements
	Debtor		Type of	12/31/2017	12/31/2016
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees, continued

Pending balances as of the
closing date of the financial
Statements
	Debtor		Type of	12/31/2017	12/31/2016
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 20	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Earnings (losses) attributable to owners of the parent	427,697	278,290	236,889

	12/31/2017 Units	12/31/2016 Units	12/31/2015 Units
Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12/31/2017	12/31/2016	12/31/2015
Basic earnings per share (US$ per share)	1.6250	1.05732	0.84

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Note 21	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2017, total interest expenses incurred amount to ThUS$50,124 (ThUS$57,498 as of December 31, 2016).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 21	Borrowing costs (continued)

21.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2017	12/31/2016

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%

Amount of costs for interest capitalized in ThUS$	4,382	5,406

Note 22	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(1,299)	460	(12,364)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(5,450)	(5,428)	(6,334)

Conversion foreign exchange reserves attributable to the non-controlling entity	4	35	(165)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 22	Effect of fluctuations in foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2017, , 2016 and 2015, foreign currency exchange differences are detailed as follows:

Detail	12/31/2017 ThUS$	12/31/2016 ThUS$	12/31/2015 ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(2)	(13)	(20)
Proinsa Ltda.	(7)	(10)	(15)
Comercial Agrorama Ltda.	(44)	(69)	(100)
Isapre Norte Grande Ltda.	(74)	(124)	(155)
Almacenes y Depósitos Ltda.	97	47	(31)
Sales de Magnesio Ltda.	-	(29)	(161)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	-	(6)	(9)
Agrorama S.A.	(98)	(49)	(35)
Doktor Tarsa	(14,447)	(12,264)	(8,305)
SQM Vitas Fzco	(1,779)	(1,801)	(2,245)
Ajay Europe	(831)	(1,935)	(1,731)
SQM Eastmed Turkey	(92)	(95)	(81)
Charlee SQM (Thailand) Co. Ltd.	(285)	(460)	(476)
Coromandel SQM India	(234)	(282)	(301)
SQM Italia SRL	(154)	(287)	(250)
SQM Oceania Pty Ltd.	(634)	(634)	(634)
SQM Indonesia S.A.	(124)	(124)	(123)
Abu Dhabi Fertilizers Industries WWL.	(435)	(434)	21
SQM Vitas Holland	(101)	(280)	(320)
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe N.V.	(1,550)	(1,550)	-
Minera Exar S.A.	(5,209)	-	-
SQM Australia Pty Ltd.	154	-	-
Total	(24,913)	(19,463)	14,035

Note 22	Effect of fluctuations in foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 23	Other current and non-current non-financial assets

As of December 31, 2017, and December 31, 2016, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2017	12/31/2016
	ThUS$	ThUS$
Domestic Value Added Tax	7,488	13,999
Foreign Value Added Tax	5,122	2,537
Prepaid mining licenses	1,205	1,136
Prepaid insurance	2,446	6,323
Other prepayments	1,443	408
Refund of Value Added Tax to exporters	4,937	855
Other taxes	4,027	4,660
Other assets	215	355
Total	26,883	30,273

Other non-financial assets, non-current	12/31/2017	12/31/2016
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	17,721	23,008
Guarantee deposits	771	685
Other assets	770	997
Total	19,262	24,690

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2017, and December 31, 2016:

Reconciliation	12/31/2017	12/31/2016
	ThUS$	ThUS$

Opening balance	23,008	31,911
Changes
Additions, other than business combinations	-	-
Depreciation and amortization	(5,440)	(9,498)
Increase (decrease) due to transfers and other charges	153	595
Total changes	(5,287)	(8,903)
Total	17,721	23,008

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments

24.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the person responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The performance of each segment is measured based on net income and revenues. Sales between segments are conducted using terms and conditions at current market rates.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made under the same conditions as those made to third parties, and how they are presented in the income statement is constantly monitored.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.1	Reportable segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

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

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.2	Reportable segment disclosures:

12/31/2017
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	-	2,157,323
Revenues from transactions with other operating segments of the same entity	392,693	287,469	551,382	157,158	269,298	201,250	1,859,250	1,859,250	(1,859,250)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	1,089,944	539,592	1,195,955	292,736	648,624	249,722	4,016,573	4,016,573	(1,859,250)	-	2,157,323

Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	5,686	(106,857)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	83,689	(133,813)	(50,124)
Depreciation and amortization expense	(91,201)	(35,711)	(34,138)	(14,867)	(54,779)	(7,730)	(238,426)	(238,426)	-	(89)	(238,515)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	27	14,425	14,452
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(1,072)	(165,101)	(166,173)
Other items other than significant cash	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(802,288)	634,377	594,590
Income (loss) before taxes
	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(803,360)	469,276	428,417
Net income (loss) from continuing operations
Net income (loss) from discontinued operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(803,360)	469,276	428,417
Net income (loss)
	-	-	-	-	-	-	-	-	(5,880,934)	10,177,170	4,296,236
Assets	-	-	-	-	-	-	-	-	(3,376,995)	3,503,420	126,425
Equity-accounted investees	-	-	-	-	-	-	-	-	-	117,159	117,159
Increase of non-current assets	-	-	-	-	-	-	-	-		-	-
Liabilities	-	-	-	-	-	-	-	-	(2,286,817)	4,335,585	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	-	(14,316)	(31,889)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.2	Reportable segment disclosures, continued

12/31/2016
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Elimination of inter-segments amounts	Total 12/31/2016
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	-	1,939,322
Revenues from transactions with other operating segments of the same entity	91,087	301,917	372,838	356,334	333,823	198,836	1,654,835	1,654,835	-	(1,654,835)	-

Revenues from external customers and transactions with other operating segments of the same entity	714,940	533,061	887,465	460,471	737,146	261,074	3,594,157	3,594,157	-	(1,654,835)	1,939,322

Costs of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	(1,328,285)	(1,328,285)	-	-	(1,328,285)
Administrative expenses	-	-	-	-	-	-	-	-	(94,647)	6,211	(88,436)
Interest expense	-	-	-	-	-	-	-	-	(149,051)	91,553	(57,498)
Depreciation and amortization expense	(89,864)	(35,958)	(33,010)	(12,666)	(67,571)	(10,612)	(249,681)	(249,681)	(111)	-	(249,792)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	13,047	-	13,047
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(132,965)	-	(132,965)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	317,894	(514,042)	414,889

Net income (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924
Net income (loss) from discontinued operations
Net income (loss)	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924

Assets	-	-	-	-	-	-	-	-	10,605,056	(6,387,076)	4,217,980
Equity-accounted investees	-	-	-	-	-	-	-	-	2,783,001	(2,669,861)	133,140
Increase of non-current assets	-	-	-	-	-	-	-	-	(107,268)		(107,268)
Liabilities	-	-	-	-	-	-	-	-	5,321,161	(3,410,453)	1,910,708
Impairment loss recognized in profit or loss	-	-	(251)	-	-	(698)	(949)	(949)	(39,595)	-	(40,544)
Reversal of impairment losses recognized in profit or loss for the period	133	325		233	2,216	-	2,907	2907	-	-	2,907

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.2	Reportable segment disclosures, continued

12/31/2015
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Elimination of inter-segments amounts	Total 12/31/2015
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332	1,728,332	-	-	1,728,332
Revenues from transactions with other operating segments of the same entity	137,944	389,172	139,575	347,168	407,903	289,157	1,710,919	1,710,919	-	(1,710,919)	-

Revenues from external customers and transactions with other operating segments of the same entity	790,222	651,742	362,596	444,719	838,545	351,427	3,439,251	3,439,251	-	(1,710,919)	1,728,332

Costs of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	(1,185,583)	(1,185,583)	-	-	(1,185,583)
Administrative expenses	-	-	-	-	-	-	-	-	(95,176)	8,346	(86,830)
Interest expense	-	-	-	-	-	-	-	-	(197,815)	127,962	(69,853)
Depreciation and amortization expense	(105,545)	(42,249)	(25,044)	(16,312)	(69,513)	(12,758)	(271,421)	(271,421)	(316)	-	(271,737)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	10,326	-	10,326
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(83,766)	-	(83,766)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	131,291	(365,755)	308,286

Net income (loss) from continuing operations	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	47,525	(365,755)	224,520
Net income (loss) from discontinued operations
Net income (loss)	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	47,525	(365,755)	224,520

Assets	-	-	-	-	-	-	-	-	10,508,312	(5,864,550)	4,643,762
Equity-accounted investees	-	-	-	-	-	-	-	-	3,042,011	(2,962,709)	79,302
Increase of non-current assets	-	-	-	-	-	-	-	-	(203,806)		(203,806)
Liabilities	-	-	-	-	-	-	-	-	4,829,968	(2,586,562)	2,243,406
Impairment loss recognized in profit or loss	-	(200)	(317)	(3)	(3,049)	(373)	(3,942)	(3,942)	(39,801)	-	(43,743)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	-	2,157,323
Cost of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	-	(1,394,822)

Gross profit	141,895	52,315	455,331	43,825	65,636	3,499	-	762,501

Other incomes by function	-	-	-	-	-	-	17,827	17,827
Administrative expenses	-	-	-	-	-	-	(101,171)	(101,171)
Other expenses by function	-	-	-	-	-	-	(61,638)	(61,638)
Other gains (losses)	-	-	-	-	-	-	543	543
Financial income	-	-	-	-	-	-	13,499	13,499
Financial costs	-	-	-	-	-	-	(50,124)	(50,124)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,452	14,452
Exchange differences	-	-	-	-	-	-	(1,299)	(1,299)
Profit (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	(167,911)	594,590
Income tax expense	-	-	-	-	-	-	(166,173)	(166,173)
Profit (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	427,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	720
Profit (loss)	-	-	-	-	-	-	-	428,417

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	-	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)		(1,328,285)

Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	-	611,037

Other incomes by function	-	-	-	-	-	-	15,202	15,202
Administrative expenses	-	-	-	-	-	-	(88,436)	(88,436)
Other expenses by function	-	-	-	-	-	-	(89,731)	(89,731)
Other gains (losses)	-	-	-	-	-	-	679	679
Financial income	-	-	-	-	-	-	10,129	10,129
Financial costs	-	-	-	-	-	-	(57,498)	(57,498)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,047	13,047
Exchange differences	-	-	-	-	-	-	460	460
Profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(196,148)	414,889
Income tax expense	-	-	-	-	-	-	(132,965)	(132,965)
Profit (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	278,290
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	3,634
Profit (loss)	-	-	-	-	-	-	-	281,924

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	-	1,728,332
Cost of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	-	(1,185,583)

Gross profit	191,250	78,019	113,632	26,299	126,997	6,552	-	542,749

Other incomes by function	-	-	-	-	-	-	15,343	15,343
Administrative expenses	-	-	-	-	-	-	(86,830)	(86,830)
Other expenses by function	-	-	-	-	-	-	(106,415)	(106,415)
Other gains (losses)	-	-	-	-	-	-	3,760	3,760
Financial income	-	-	-	-	-	-	11,570	11,570
Financial costs	-	-	-	-	-	-	(69,853)	(69,853)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,326	10,326
Exchange differences	-	-	-	-	-	-	(12,364)	(12,364)
Profit (loss) before taxes	191,250	78,019	113,632	26,299	126,997	6,552	(234,463)	308,286
Income tax expense	-	-	-	-	-	-	(83,766)	(83,766)
Profit (loss) from continuing operations	191,250	78,019	113,632	26,299	126,997	6,552	(318,229)	224,520
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	191,250	78,019	113,632	26,299	126,997	6,552	(318,229)	224,520
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	220,356
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	4,164
Profit (loss)	-	-	-	-	-	-	-	224,520

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.4	Revenue from transactions with other Company’s operating segments

12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323

12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322

12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332

24.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

24.6	Disclosures on main customers

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

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.7	Segments by geographical areas as of December 31, 2017, 2016 and 2015

	12/31/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	140,764	228,759	553,396	441,377	793,027	2,157,323
Investment accounted for under the equity method	(5,513)	26,860	33,318	15,193	56,567	126,425
Intangible assets other than goodwill	105,313	-	453	182	-	105,948
Goodwill	23,731	6,290	11,374	724	2,058	44,177
Property, plant and equipment, net	1,430,569	313	3,857	2,469	1,574	1,438,782
Investment property	-	-	-	-	-	-
Other non-current assets	19,234	28	-	-	-	19,262
Non-current assets that are not financial instruments	1,573,334	33,491	49,002	18,568	60,199	1,734,594

	12/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	162,477	240,607	411,807	416,380	708,051	1,939,323
Investment accounted for under the equity method	-	5,000	25,009	13,456	69,675	113,140
Intangible assets other than goodwill	109,227	-	-	211	1	109,439
Goodwill	23,731	86	11,373	724	2,058	37,972
Property, plant and equipment, net	1,526,992	234	3,521	2,536	1,483	1,534,766
Investment property	-	-	-	-	-	-
Other non-current assets	24,551	139	-	-	-	24,690
Non-current assets that are not financial instruments	1,684,501	5,459	39,903	16,927	73,217	1,820,007

	12/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	188,592	258,262	351,353	439,645	490,480	1,728,332
Investment accounted for under the equity method	1,535	-	23,410	12,913	41,444	79,302
Intangible assets other than goodwill	110,199	-	-	228	1	110,428
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,677,194	260	2,183	2,486	1,453	1,683,576
Investment property	-	-	-	-	-	-
Other non-current assets	33,384	116	-	26	-	33,526
Non-current assets that are not financial instruments	1,849,241	462	36,966	15,653	42,898	1,945,220

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 24	Reportable segments (continued)

24.8	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2017 and December 31, 2016:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 25	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

25.1	Revenue

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Products	2,151,715	1,933,828	1,721,064
Services	5,608	5,494	7,268
Total	2,157,323	1,939,322	1,728,332

25.2	Cost of sales

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Raw material and supplies	(413,283)	(335,192)	(309,103)
Types of employee benefits expenses
Personnel expenses	(172,159)	(162,335)	(127,556)
Depreciation expense	(232,365)	(271,239)	(305,091)
Amortization expense	(2,921)	(3,210)	(3,469)
Small deposit amortization expense	(5,440)	(9,498)	(2,287)
Inventory provision variation	(14,989)	(926)	2,597
Operating leases	(96,094)	(90,325)	(62,599)
Investment plan expenses	(13,956)	(16,624)	(17,574)
Maintenance and repair	(5,306)	(6,051)	(3,956)
Contractors,	(67,337)	(62,300)	(49,862)
Mining concessions	(7,802)	(7,313)	(12,888)
Operations transport	(54,057)	(45,864)	(37,809)
Freight and product transport costs	(131,729)	(132,260)	(96,295)
Packaging costs	(2,402)	(1,712)	(4,244)
Purchases from third parties	(113,898)	(125,456)	(120,040)
Insurance policies	(11,199)	(12,110)	(7,620)
CORFO right	(46,274)	(41,962)	(23,155)
Other expenses, by nature	(3,611)	(3,908)	(4,632)
Total	(1,394,822)	(1,328,285)	(1,185,583)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 25	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature, (continued)

25.3	Other income

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	346	771	1,343
Indemnities received	2,813	205	39
Fines charged to suppliers	199	358	73
Taxes recovered	47	26	12
Amounts recovered from insurance	154	5,636	2,182
Overestimate of provisions for third-party obligations	587	573	1,039
Overestimate of doubtful accounts	3	56	115
Sale of property, plant and equipment	1,278	657	8
Sale of materials, spare parts and supplies	-	30	1,358
Sale of scrap materials	-	1	-
Options on mining claims	2,607	2,577	2,261
Interest charged to direct customers	317	-	-
Easements, pipelines and roads	4,656	219	1,980
Non-conventional renewable energy	-	639	344
Reimbursement mining licenses and notary expenses	1,197	1,300	1,025
Miscellaneous services	4	-	405
Shares obtained in junior mining companies	2,263	421	-
Reversal of allowance for inventories	-	815	-
Other operating income	1,356	918	3,159
Total	17,827	15,202	15,343

25.4	Administrative expenses

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneration and benefits to employees	(50,684)	(47,217)	(44,672)
Amortization expenses	(8)	(6)	(5)
Advisory services	(804)	(1,322)	(744)
Audit fees	(1,823)	(1,768)	(415)
Marketing costs	(1,581)	(1,338)	(1,614)
Rent buildings and facilities	(878)	(494)	(417)
Advertising expenses	(54)	(173)	(230)
Other expenses, by nature	(45,339)	(36,118)	(38,733)
Total	(101,171)	(88,436)	(86,830)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 25	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

25.5	Other expenses by function

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(90)	(111)	(316)
Sub total	(90)	(111)	(316)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Impairment of doubtful accounts	(8,038)	(7,198)	(2,981)
Sub total	(8,038)	(7,198)	(2,981)
Other expenses, by nature
Legal expenses	(4,780)	(5,737)	(17,204)
CORFO right	(20,396)	-	-
Indemnities paid	-	-	(3,714)
Plant suspension expenses	-	(32,061)	(57,665)
VAT and other unrecoverable taxes	(1,295)	(1,015)	(1,146)
Fines, interest and VAT	(1,112)	(1,379)	(3,953)
SEC and Department of Justice fines (*)	-	(30,488)	-
Advisory services	(75)	(59)	(15)
Investment plan expenses	(10,006)	(6,657)	(16,246)
Donations not accepted as tax credit	(5,527)	(1,692)	(1,350)
Provision for inventory of materials, spare parts and supplies	-	(815)
Indemnities paid	(421)
Tax on rejected expenses	-	-	(1,653)
Restructuring of joint ventures	(6,000)	-	-
Other operating expenses	(3,898)	(2,519)	(172)
Sub total	(53,510)	(82,422)	(103,118)
Total	(61,638)	(89,731)	(106,415)

25.6	Other income (expenses)

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Adjustment of reversal of provision for staff severance indemnities	-	-	3,575
Adjust previous year application method of participation	501	(826)	-
Sale of investments in associates	-	7,636	-
Provision for staff severance indemnities	192	(6,300)	-
Other gains (losses)	(150)	169	185
Total	543	679	3,760

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 25	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

This table corresponds to the summary required by the CMF and considers notes 25.2, 25.4 and 25.5.

25.7	Summary of expenses by nature

	January to December
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Raw materials and consumables	(413,283)	(335,192)	(309,103)
Classes of Employee Benefit Expenses
Personnel expenses	(222,843)	(209,552)	(172,228)
Depreciation and amortization expense
Depreciation expense	(232,455)	(271,350)	(305,407)
Amortization expense	(2,929)	(3,217)	(3,475)
Ground study amortization expense	(5,440)	(9,498)	(2,287)
Inventory provision variation	(14,989)	(926)	2,597
Impairment of doubtful accounts	(8,038)	(7,198)	(2,981)
Operating leases	(96,094)	(90,325)	(62,599)
Fines paid	(1,112)	(1,379)	(3,953)
Fines from SEC and the Justice department	-	(30,488)	-
Investment plan expenses	(23,962)	(23,281)	(33,820)
Maintenance and repair	(5,306)	(6,051)	(3,956)
Plant suspension expenses	-	(32,061)	(57,665)
Contractors	(67,337)	(62,300)	(49,862)
Mining concessions	(7,802)	(7,313)	(12,888)
Operations transport	(54,057)	(45,864)	(37,809)
Freight and product transport costs	(131,729)	(132,260)	(96,295)
Packaging costs	(2,402)	(1,712)	(4,244)
Sales cost of imported goods	(113,898)	(125,456)	(120,040)
Insurance	(11,199)	(12,110)	(7,620)
Port costs	-	-	-
CORFO rights	(46,274)	(41,962)	(23,155)
Advisory services	(804)	(1,322)	(744)
Auditors’ fees	(1,823)	(1,768)	(415)
Marketing costs	(1,581)	(1,338)	(1,614)
Lease of offices and facilities	(878)	(494)	(417)
Advertising costs	(54)	(173)	(230)
Other expenses, by nature	(91,342)	(51,862)	(68,618)
Other expenses by nature	(1,557,631)	(1,506,452)	1,378,828

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 25	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

25.8	Finance expenses

	January to December
	2017	2016	2015
	THUS$	THUS$	THUS$
Interest expense from bank borrowings and overdrafts	(1,308)	(854)	(932)
Interest expense from bonds	(49,373)	(57,409)	(66,456)
Interest expense from loans	(2,002)	(4,581)	(6,922)
Capitalized interest expenses	4,382	5,406	4,666
Other finance costs	(1,823)	(60)	(209)
Total	(50,124)	(57,498)	(69,853)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2017 and December 31, 2016, are as follows:

26.1	Current and non-current tax assets

a)	Current tax assets

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	17,613	45,955
Monthly provisional payment Royalty	588	3,542
Monthly provisional income tax payments, foreign companies	1,644	1,323
Corporate tax credits (1)	944	748
Corporate tax absorbed by tax losses	-	64
Taxes in recovery process	11,502	-
Total	32,291	51,632

b)	Non-current tax assets

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst other items, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2017 and 2016.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.1	Current and non-current tax assets, continued

26.2	Current tax liabilities

Current tax liabilities	12/31/2017	12/31/2016
	ThUS$	ThUS$
1st Category income tax	45,479	50,174
Foreign company income tax	28,996	25,276
Article 21 single tax	927	422
Total	75,402	75,872

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

On December 22, 2017, a Tax Reform was published in the United States, which introduced various modifications to the United States Tax System. This reform, among other things, reduced corporate income tax rates, modified international tax regulations and made significant changes in the way in which tax losses are considered recoverable. The main modification relates to the decrease in income tax rate from 34% to 21% starting on January 1, 2018 (Georgia’s corporate income tax rate remained at 6%).

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2017	Income tax 2016
Spain	25%	25%
Belgium	33,99%	33,99%
Mexico	30%	30%
United States	40%	40%
South Africa	28%	28%

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.2	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right of the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)          the same entity or tax subject; or

(ii)         different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$

Unrealized loss	-	(68,544)
Property, plant and equipment and capitalized interest	211,435	-
Facility closure provision	-	(3,469)
Manufacturing expenses	102,748	-
Staff severance indemnities, unemployment insurance	6,792	-
Vacation accrual	-	(4,887)
Inventory provision	-	(25,098)
Materials provision	-	(7,107)
Forwards	-	(624)
Employee benefits	-	(2,317)
Research and development expenses	3,501	-
Accounts receivable	-	(4,222)
Provision for legal complaints and expenses	-	(10,750)
Loan approval expenses	2,670	-
Junior mining companies (valued based on stock price)	2,474	-
Royalty	4,084	-
Tax loss benefit	-	(1,437)
Other	544	-
Foreign items (other)	-	(510)
Balances to date	334,248	(128,965)
Net balance	205,283	-

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2016 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	-	(86,156)
Property, plant and equipment and capitalized interest	225,124	-
Facility closure provision	-	(1,590)
Manufacturing expenses	110,630	-
Staff severance indemnities, unemployment	5,214	-
Vacation accrual	-	(4,061)
Inventory provision	-	(20,608)
Materials provision	-	(7,776)
Forwards	-	(10,206)
Employee benefits	-	(6,783)
Research and development expenses	4,641	-
Accounts receivable	-	(4,273)
Provision for legal complaints and expenses	-	(7,686)
Loan approval expenses	3,115	-
Junior mining companies (valued based on stock price)	1,300	-
Royalty	6,457	-
Tax loss benefit	-	(1,302)
Other	79	-
Foreign items (other)	-	(664)
Balances to date	356,560	(151,105)
Net balance	205,455	-

Notes to the Consolidated Financial StATements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,689)	-	(13,689)	211,435
Facility closure provision	(1,590)	(1,879)	-	(1,879)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,608)	(4,490)	-	(4,490)	(25,098)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,273)	51	-	51	(4,222)
Provision for legal complaints and expenses	(7,686)	(3,064)	-	(3,064)	(10,750)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	79	465	-	465	544
Foreign items (other)	(664)	154	-	154	(510)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2016

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(87,440)	1,284	-	1,284	(86,156)
Property, plant and equipment and capitalized interest	236,094	(10,970)	-	(10,970)	225,124
Facility closure provision	-	(1,590)	-	(1,590)	(1,590)
Manufacturing expenses	109,134	1,496	-	1,496	110,630
Individual savings plans, unemployment insurance	4,155	1,980	(921)	1,059	5,214
Vacation accrual	(3,372)	(689)	-	(689)	(4,061)
Inventory provision	(29,428)	8,820	-	8,820	(20,608)
Materials provision	-	(7,776)	-	(7,776)	(7,776)
Forwards	(12,322)	1,646	470	2,116	(10,206)
Employee benefits	(1,956)	(4,827)	-	(4,827)	(6,783)
Research and development expenses	8,247	(3,606)	-	(3,606)	4,641
Accounts receivable	(5,076)	803	-	803	(4,273)
Provision for legal complaints and expenses	(7,357)	(329)	-	(329)	(7,686)
Loan approval expenses	3,651	(536)	-	(536)	3,115
Junior mining companies (valued based on stock price)	-	-	1,300	1,300	1,300
Royalty	6,410	47	-	47	6,457
Tax loss benefit	(1,525)	223	-	223	(1,302)
Other	97	(18)	-	(18)	79
Foreign items (other)	(82)	(582)	-	(582)	(664)

Total temporary differences, unused losses and unused tax credits	219,230	(14,624)	849	(13,775)	205,455

During the period ended December 31, 2017 and December 31, 2016, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2017 and December 31, 2016, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Chile	1,437	1,302
Total	1,437	1,302

Tax losses as of December 31, 2017 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6)	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2017 and December 31, 2016 are as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	37	56
Doubtful accounts impairment	48	79
Inventory impairment	1,347	2,871
Pensions plan	1	297
Accrued vacations	19	29
Depreciation	(139)	(245)
Other	(36)	(45)
Balances to date	1,277	3,042

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2017 and December 31, 2016 are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	205,455	219,230
Increase (decrease) in deferred taxes in profit or loss	(440)	(14,624)
Increase (decrease) in deferred taxes in equity	268	849
Balances to date	205,283	205,455

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(182,122)	(149,669)	(89,869)
Adjustments to prior year current income tax	15,509	2,080	2,111
Current income tax expense, net, total	(166,613)	(147,589)	(87,758)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	440	14,624	3,992
Deferred tax expense, net, total	440	14,624	3,992
Tax expense (income)	(166,173)	(132,965)	(83,766)

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(14,396)	(10,844)	(5,719)
Current income tax expense, domestic, net	(152,217)	(136,745)	(82,039)
Current income tax expense, net, total	(166,613)	(147,589)	(87,758)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(154)	626	(232)
Deferred tax expense, domestic, net	594	13,998	4,224
Deferred tax expense, net, total	440	14,624	3,992
Income tax expense	(166,173)	(132,965)	(83,766)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2017	12/31/2017	12/31/2017
	ThUS$	ThUS$	ThUS$

Gain (loss) from defined benefit plans	(1,392)	282	(1,110)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	(1,418)	(268)	(1,686)

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2016	12/31/2016	12/31/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,397)	921	(2,476)
Cash flow hedge	2,233	(470)	1,763
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,813	(1,300)	3,513
Total	3,649	(849)	2,800

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2015	12/31/2015	12/31/2015
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(174)	(309)	(483)
Cash flow hedge	86	96	182
Total	(88)	(213)	(301)

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No 81, letter c) of IAS 12, the Company considers that the method that discloses most significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that the amounts contributed by subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	12/31/2017	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	595,639	414,889	301,098
Income tax rate in force in Chile	25.5%	24%	22.5%

Tax expense using the legal rate	(151,888)	(99,573)	(67,747)
Effect of royalty tax expense and passive income	(3,529)	(6,311)	(9,157)
Tax effect of non-taxable revenue	1,746	2,461	1,511
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(4,594)	(10,202)	(4,350)
Tax effect of tax rates supported abroad	(6,409)	(15,933)	(3,968)
Effect of changes in tax rate	2,414	(3.629)	-
Other tax effects from the reconciliation between the accounting income and tax expense	(3,913)	222	(55)
Tax expense using the effective rate	(166,173)	(132,965)	(83,766)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 26	Income tax and deferred taxes (continued)

26.3	Income tax and deferred taxes, continued

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM North America Corp., a subsidiary of the Company, is being reviewed by the United States’ tax authorities. This review could lead to adjustments to the tax declarations made by the subsidiary in the United States.

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

South Africa

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 27	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2017 ThUS	12/31/2016 ThUS$
Current assets:
Cash and cash equivalents	ARS	1	4
Cash and cash equivalents	BRL	38	60
Cash and cash equivalents	CLP	579	6,044
Cash and cash equivalents	CNY	1,143	400
Cash and cash equivalents	EUR	9,782	11,386
Cash and cash equivalents	GBP	55	71
Cash and cash equivalents	AUD	-	-
Cash and cash equivalents	INR	-	12
Cash and cash equivalents	MXN	258	310
Cash and cash equivalents	PEN	8	3
Cash and cash equivalents	THB	-	-
Cash and cash equivalents	YEN	1,773	2,150
Cash and cash equivalents	ZAR	4,074	3,250
Subtotal cash and cash equivalents		17,711	23,690
Other current financial assets	CLF	-	-
Other current financial assets	CLP	39,126	50,740
Subtotal other current financial assets		39,126	50,740
Other current non-financial assets	ARS	-	5
Other current non-financial assets	AUD	-	45
Other current non-financial assets	BRL	1	-
Other current non-financial assets	COP	30	-
Other current non-financial assets	CLF	46	47
Other current non-financial assets	CLP	12,172	14,554
Other current non-financial assets	CNY	12	10
Other current non-financial assets	EUR	235	822
Other current non-financial assets	MXN	1,429	1,734
Other current non-financial assets	THB	279	21
Other current non-financial assets	PEN	20	-
Other current non-financial assets	YEN	18	53
Other current non-financial assets	ZAR	2,941	18
Subtotal other current non-financial assets		17,183	17,309
Trade and other receivables	ARS	6	-
Trade and other receivables	BRL	23	23
Trade and other receivables	CLF	427	545
Trade and other receivables	CLP	85,837	71,908
Trade and other receivables	CNY	10,426	48
Trade and other receivables	EUR	49,627	30,941
Trade and other receivables	GBP	90	152
Trade and other receivables	MXN	195	423
Trade and other receivables	AED	546	-
Trade and other receivables	THB	791	2,777
Trade and other receivables	YEN	41,582	209
Trade and other receivables	ZAR	23,825	25,835
Subtotal trade and other receivables		213,375	132,861
Receivables from related parties	PEN	-	40
Receivables from related parties	CLP	-	41
Receivables from related parties	EUR	58	476
Receivables from related parties	THB	74	705
Receivables from related parties	CNY	-	48
Receivables from related parties	YEN	-	-
Receivables from related parties	ZAR	-	-
Subtotal receivables from related parties		132	1,310

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 27	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$

Current tax assets	ARS	4	5
Current tax assets	CLP	1,413	1,640
Current tax assets	EUR	183	118
Current tax assets	BRL	-	3
Current tax assets	ZAR	431	386
Current tax assets	MXN	-	202
Current tax assets	PEN	201	203
Subtotal current tax assets		2,232	2,557
Subtotal current assets		289,759	228,467
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	42	41
Subtotal other non-current financial assets		62	61
Other non-current non-financial assets	BRL	27	139
Other non-current non-financial assets	CLP	822	729
Subtotal other non-current non-financial assets		849	868
Non-current right receivable	CLF	209	344
Non-current right receivable	COP	47	-
Non-current right receivable	CLP	1,256	1,382
Subtotal non-current rights receivable		1,512	1,726
Equity-accounted investees	AED	35,414	31,297
Equity-accounted investees	EUR	-	-
Equity-accounted investees	IDR	-	-
Equity-accounted investees	EUR	8,144	7,373
Equity-accounted investees	INR	1,632	1,499
Equity-accounted investees	THB	2,491	1,932
Equity-accounted investees	TRY	21,741	16,712
Subtotal equity-accounted investees		69,422	58,813
Intangible assets other than goodwill	CLP	48	294
Intangible assets other than goodwill	CNY	-	1
Subtotal intangible assets other than goodwill		48	295
Property, plant and equipment	CLP	3,574	3,810
Subtotal property, plant and equipment		3,574	3,810
Total non-current assets		75,467	65,573
Total assets		365,226	294,040

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 27	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2017			12/31/2016
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,947	-	4,947	44,327	6,098	50,425
Other current financial liabilities	CLP	-	-	-	-	20,919	20,919
Subtotal other current financial liabilities		4,947	-	4,947	44,327	27,017	71,344
Trade and other payables	BRL	37	-	37	38	-	38
Trade and other payables	THB	91	-	91	131	-	131
Trade and other payables	CLP	61,310	4,361	65,671	40,604	2,808	43,412
Trade and other payables	CNY	-	-	-	-	-	-
Trade and other payables	EUR	32,896	-	32,896	30,545	-	30,545
Trade and other payables	GBP	11	-	11	6	-	6
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	13	-	13	67	-	67
Trade and other payables	PEN	3	-	3	4	-	4
Trade and other payables	ZAR	2,541	-	2,541	3,054	-	3,054
Subtotal trade and other payables		96,903	4,361	101,264	74,450	2,808	77,258
Other current provisions	ARS	-	12	12	-	-	-
Other current provisions	CLF	-	-	-	-	-	-
Other current provisions	BRL	739	-	739	-	-	-
Other current provisions	CLP	-	80	80	-	70	70
Other current provisions	EUR	243	-	243	5	-	5
Other current provisions	INR	-	-	-	-	-	-
Subtotal other current provisions		982	92	1,074	5	70	75
Current tax liabilities	CLP	-	326	326	-	-	-
Current tax liabilities	BRL	-	6	6	-	131	131
Current tax liabilities	CNY	3	-	3	-	36	36
Current tax liabilities	EUR	-	644	644	-	3,987	3,987
Current tax liabilities	ZAR	264	-	264	27	-	27
Current tax liabilities	MXN	3	3,071	3,074	-	56	56
Subtotal current tax liabilities		270	4,047	4,317	27	4,210	4,237

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 27 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2017			12/31/2016
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	15	-	15	4	-	4
Other current non-financial liabilities	CLP	8,708	1,824	10,532	7,481	2,820	10,301
Other current non-financial liabilities	CNY	7	-	7	78	-	78
Other current non-financial liabilities	EUR	2,955	-	2,955	958	-	958
Other current non-financial liabilities	MXN	346	34	380	1,284	35	1,319
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	12	-	12	866	-	866
Subtotal other current non-financial liabilities		12,113	1,858	13,971	10,741	2,855	13,596
Total current liabilities		115,215	10,358	125,573	129,550	36,960	166,510

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 27	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

	12/31/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

	12/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,903	5,903	5,903	5,903	243,297	266,909
Subtotal other non-current financial liabilities		5,903	5,903	5,903	5,903	243,297	266,909
Non-current provisions for employee benefits	CLP	-	-	-	-	494	494
Non-current provisions for employee benefits	MXN	-	-	-	-	61	61
Non-current provisions for employee benefits	YEN	-	-	-	-	561	561
Subtotal non-current provisions for employee benefits		-	-	-	-	1,116	1,116
Total non-current liabilities		5,903	5,903	5,903	5,903	244,413	268,025

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 28	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different from other mining businesses, where the exploration process takes a significant amount of time), the exploration process and the definition of economic feasibility normally occur within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should it not be technically and commercially feasible. This means that there is no significant expenditure that lacks a feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.          Execution: prospecting expenditures that are under execution and where the economic feasibility is not yet known are classified in the caption property, plant and equipment. As of December 31, 2017 and December 31, 2016, the balance amounted to ThUS$21,013 and ThUS$ 12,163, respectively,

2.          Economically feasible: prospecting expenditure, which upon completion, has been determined to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of December 31, 2017 and December 31, 2016, this totaled ThUS$17,721 and ThUS$ 23,008 respectively,

3.          Not economically feasible: Prospecting expenditure, which upon completion, has been determined to not be economically feasible is recorded in profit or loss. As of December 31, 2017 and December 31, 2016 there is no expenditure for such concept.

4.          Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of December 31, 2017 and December 31, 2016, the balance amounted to ThUS$521 and ThUS$ 674 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2017 was ThUS$6,024, and corresponded to non-metallic projects. Such expenditure mainly corresponds to research, including topographical, geological, exploratory drilling and sampling studies.

With respect to this expenditure, the Company classifies it in accordance with paragraph 9 of IFRS 6:

Exploration expenditure where the mineral has low ore grade that is not economically exploitable is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption ground studies and prospecting expenses. At the time of making the decision to exploit the zone, it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 29	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which are associated with the irregular financing of politicians. Amongst those affected by these legal claims are the legal representatives of the Company: the CEO, Patricio de Sominihac T. and the Vice President of Corporate Services, Ricardo Ramos R. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts. In December 2017, the Public Prosecutor confirmed that no charges will be brought against the CEO or Vice President of Corporate Services.

Actions performed by the Authority

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 29	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary. The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The Ad-hoc Committee hired its own legal counsel in Chile and the United States as well as forensic accountants in the United States to support its internal investigation. The U.S. attorneys hired by the Ad-hoc Committee were mainly charged with reviewing the important facts and analyzing them in the context of the United States Foreign Corrupt Practices Act (“FCPA”). However, the Ad-hoc Committee’s factual conclusions were shared with both Chilean authorities and U.S. authorities.

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors of SQM. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;

b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;

c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that

d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G. himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the SEC and the U.S. Department of Justice (“DOJ”)) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.”

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 29	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed the US regulating entities (Department of Justice and Securities and Exchange Commission) about the investigation being performed by Shearman & Sterling, in conformity with the standards effective in the United States of America. The outcome of the investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards.

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”), both based in the United States of America (the “United States”), with respect to the investigations that those agencies had conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to U.S. legislation. The Company has voluntarily provided the results of its internal investigation and supporting documentation to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years, releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of US$15,487,500 (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) who will evaluate the Company’s compliance program and a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of US$15 million and (ii) maintain the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 30	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of the Company for allegedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On September 30, 2015, Sociedad Química y Minera de Chile S.A. informed that the CMF had decided to penalize Patricio Contesse Fica, Julio Ponce Lerou, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann, all former directors of the Company, and Hernan Büchi Buc – a current director – for not having informed the market in a timely manner in March 2015 in the form of an essential event as directors of the Company at that time regarding the expenses SQM incurred during certain years for which the Company did not have sufficient supporting documentation or that could be considered expenses not necessary for producing income. This penalty, consisting of a fine of UF 1,000 for each person, can be appealed by the affected parties before the CMF or the courts of law.

Note 31	Railway for transportation of products between the site Coya Sur and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed damages to several sections of the railway between the Coya Sur and Tocopilla sites. As of that date, the Company has used trucks to replace rail transportation. SQM has carried out several internal and external studies with the purpose of determining what would be necessary to repair the damage to the railway.

These reports revealed that repairing the damage would entail high long-term costs, and it is therefore not convenient to repair the railway in the short- to medium-term. This decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling stock), which has translated into a charge of approximately US$32 million, which is reflected in the line other expenses by function in the consolidated statement of income for the period. This amount represents around 0.7% of SQM’s total assets reported at the end of September 2016.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 32	Events occurred after the reporting date

32.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2017, were approved and authorized for issuance by the Board of Directors at their meeting held on February 28, 2018.

32.2	Disclosures on events occurring after the reporting date

On January 17, 2018 SQM and CORFO (Corporación de Formento de la Producción) have reached an agreement to end the arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in the case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases accumulated to it (the “Agreement”). The Agreement has been reached within the conciliation process of the arbitration and on the basis presented by the arbitrator to the parties. Both SQM´s Board of Directors and the Board of CORFO have approved the Agreement.

The Agreement includes a total payment of US$17.5 million plus agreed interest which a subsidiary of SQM, SQM Salar S.A. ("SQM Salar"), shall pay CORFO. This payment does not imply the recognition of having owed any amount to CORFO, and has been agreed to with the sole purpose of ending the disputes between the parties.

Additionally, the Agreement includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993, which are the contracts that currently permit the mining operations of SQM Salar in the Salar de Atacama (the "Contracts"). The main modifications are detailed below, and will become effective once the following resolutions have been issued: (i) the approval resolution of the Contracts by the CORFO Council, and (ii) the resolution that executes the respective approval agreement by the Chilean Nuclear Energy Commission (CCHEN):

a.	An increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama:

•	In regard to lithium carbonate, the current rate of 6.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

As an example and considering a price of US$12,600 per metric ton (similar to the average price seen in the third quarter of 2017), the lease rate would have been equal to 19.14%.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date, continued

•	In regard to potassium chloride, the current rate of 1.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price.

Price US$/MT KCL	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

•	Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

b.	SQM Salar commits to contribute (i) between US$10.8 and US$18.9 million per year to research and development efforts, (ii) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (iii) 1.7% of total annual sales of SQM Salar to the regional development. As an example and considering annualized SQM Salar´s revenues reported in the first nine months of 2017 (approximately US$1 billion), 1.7% of sales would have been approximately US$17 million.

c.	The authorization by CORFO to increase the production and sales of lithium products produced in the Salar de Atacama. Subject to prior authorization by CCHEN, the Agreement considers that SQM Salar will have the right to exploit, subject to compliance with other agreed conditions, process and sell during the term of the Agreement (until the end of 2030) up to 349,553 metric tons of lithium metallic equivalent in the addition to the approximately remaining 64,816 metric tons of lithium metallic equivalent from the originally authorized amount. The sum of the above amounts is equal to approximately 2.2 million metric tons of lithium carbonate equivalent.

d.	SQM Salar shall offer part of its lithium production (up to a maximum of 25%) at preferential price to value-added producers that will potentially develop in Chile, a price based on the lowest export market price equal in each case to the weighted average FOB price calculated on the 20% lower price of the volume exported by SQM Salar during the last 6 months available.

e.	SQM Salar shall strengthen its corporate governance, incorporating various audit, environmental control and coordination mechanisms with CORFO. For these purposes it will be necessary to modify the bylaws of SQM Salar, including among others: (i) to incorporate specific rules for the management of the company, in the form that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (ii) for the board of SQM Salar to designate a committee to monitor compliance with the Contracts and to establish the regulations that will govern this committee and its functions.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date, continued

f.	Extensive regulation regarding the return of assets upon termination of the Contracts and granting purchase options, including: (i) the restitution of the assets that Corfo made available to SQM Salar under the Contracts, (ii) a purchase option for all or part of the water rights that SQM Salar or its related parties currently own or will obtain in the future, that benefit or are necessary for the exploitation, either currently or in the future of the mining concessions included in the Contracts (the "Mining Concessions"), (iii) a free transfer to CORFO of the easements, that benefit the Mining Concessions or the project, developed by SQM Salar, excluding the mining easements constituted in the Salar del Carmen, (iv) a purchase option on the assets that SQM Salar uses as productive facilities within the Mining Concessions and assets that benefit the project and that are located within the area of the Mining Concessions and within the area of 10 kilometers from the limit of the Mining concessions, (v) a purchase option on the mining concessions that SQM Salar or its related companies currently constitute or will constitute in the future within the area of 2 kilometers from the limit of the Mining Concessions.

g.	An option for SQM Salar to sell to CORFO the facilities that are necessary to increase the additional production and operation capacity related to the increased lithium quota. The exercise price of this option is the replacement value of the facilities including its economic depreciation.

h.	An option for CORFO to request from SQM the evaluation of a joint project with a state company for the joint exploitation of mining property in the Salar de Maricunga. SQM commits to participate in good faith in this process, and if there is no agreement for the project after 4 years, SQM will not be obligated to continue such negotiations.

i.	SQM, SQM Salar and SQM Potasio S.A. are prohibited to (i) sell lithium brine extracted within the Mining Concessions, (ii) alienate and obstruct in any way, and enter into any act or contract that affects the restitution of the assets indicated in letter (f) above, (iii) extract brine from its mining rights area within 10 kilometers from the limit of the Mining Concessions, (iv) extract brine from its mining rights area within 2 kilometers from the limit of Mining Concessions for a period of 15 years from the termination of the Contracts, and (v) agree with other operators of the OMA mining rights of the Salar de Atacama on the ways of operating resulting in a joint or integrated management of both production sites, therefore ensuring that SQM´s operations will always be independent without facilitating operational information, commercial strategies, information systems or common applications and/or personnel, conventions or price and other agreements that by their nature may negatively affect the lease income of CORFO.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date, continued

On February 15, 2018 the Asociación Indígena Consejo de Pueblos Atacameños and other indigenous Atacameño communities lodged an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio S.A. to rescind the Contracts on the grounds that their provisions will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants: the right to being equal before the law, the right to live in a pollution-free environment, the right to develop any economic activity that is not immoral, against public order or national security and the right to ownership in its different forms, by authorizing the amount of lithium metallic equivalent that can be extracted, processed and sold to be increased to 349,553 metric tonnes, such extraction being from land the appellants consider to be their ancestral property. On February 16, 2018, a number of persons belonging to the Atacameño people also lodged an appeal to rescind the contracts for alleged threats to their rights to life and physical and psychic integrity, equality before the law and the right to live in a pollution-free environment. These lawsuits are pending the consideration and subsequent resolution by the Court of Appeals in Santiago.

In a board meeting on January 24, 2018, Mrs. Joanne L. Boyes and Mr. Robert A. Kirkpatrick presented their resignation from their positions as directors of the Company. In the same session, the Board of Directors of the Company agreed to designate Mrs. Boyes as replacement, Mr. Darryl Stann who will also become a board member of the Company and a member of the Corporate Governance Committee.

On January 26, 2018, SQM and its subsidiaries SQM Salar S.A. and SQM Nitrates S.A. (the "Companies"), have reached an agreement with the Public Prosecutor to put an end to the investigation of the alleged responsibility of the Companies´ for the lack of supervision with respect to the payments to suppliers and entities that may have had links with the politically exposed persons between 2008 and 2015. This deferred prosecution agreement (suspensión condicional) has been proposed by the Public Prosecutor, accepted by the Companies and approved by the 8th Court of Santiago.

Under the deferred prosecution agreement, the Companies have not admitted responsibility in the matter subject to the investigation.

The agreement, approved by the Court, implies that the Companies must pay an aggregate amount of (i) ThUS$1,464 to the Chilean State, and (ii) ThUS$2,684 to various charitable organizations. In addition, the Companies must provide the Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date, continued

In extraordinary board session of February 19, 2018, SQM informs that, as communicated earlier, in its ordinary board meeting on January 24, 2018, Joanne L. Boyes and Robert A. Kirkpatrick presented their resignation from the positions as directors of SQM. In the same session, the board of directors agreed to appoint Darryl Stann as the replacement of Joanne L. Boyes.

In the extraordinary board meeting on February 19, 2018, Mark F. Fracchia was appointed as the replacement of Robert A. Kirkpatrick.

The Board of Directors of SQM at an extraordinary session held on April 3, 2018, reviewed the request filed on April 2, 2018, by the shareholders Inversiones Pampa Calichera S.A. and Potasios de Chile S.A., which own more than 10% of SQM’s issued shares with voting rights, to call for an Extraordinary Shareholders’ Meeting in order to review and decide on the following changes of the SQM’s By-laws:

1.          To modify the articles 27, 28, 29 and 36, replacing the reference to the “Superintendence of Securities and Insurance” (Superintendencia de Valores y Seguros) with that of the “Commission for the Financial Market” (Comisión para el Mercado Financiero).

2.          To modify the article 27 bis, eliminating the last paragraph referring to account inspectors.

3.          To modify the article 36 bis, adding the following last paragraph:

“The obligations indicated above in this article shall be understood as fulfilled at the moment said information is available on the Company’s website.”

4.          To modify the article 41, replacing the reference to the “Superintendent of Securities and Insurance” (Superintendente de Valores y Seguros) with that of the “President of the Commission for the Financial Market.”

5.          To modify the title of the “Transitory Article”, changing it to the “First Transitory Article.”

6.          To introduce a new “Second Transitory Article” which reads as follows:

“FOR THE ENTIRE PERIOD BETWEEN APRIL 27, 2018 AND DECEMBER 31, 2030, THE RESTRICTION TO NOT VOTE MORE THAN 37.5% OF ANY SERIES OF COMPANY SHARES, AS ESTABLISHED BY THE THIRTY-FIRST ARTICLE OF THE BYLAWS, RECOGNIZES THE FOLLOWING EXCEPTION: If two or more people, related to each other or not, with or without an joint action agreement, acquire between now and December 31, 2030 (the “entering shareholders”), a quantity of the company’s A-series shares which allows them to exercise effective voting rights for more than 37.5% of the series, then any shareholder or group of shareholders listed in the respective registry as of this date, that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, shall have the right to vote a number of the company’s A-series shares in its power equivalent to the lesser of (i) the number of those series’ shares owned by the existing shareholders at the present date, and (ii) the number of those series’ shares for which the entering shareholders could exercise voting rights. Likewise, if, for any reason, one of the company’s shareholders listed in the respective registry to date and owner of a number of the company’s A-series shares corresponding to more than 37.5% of said series, were to acquire, between the present date and December 31, 2030, the capacity to exercise effective voting rights for more than 37.5% of the company’s A-series shares, whether as a result of a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other company shareholder or group of shareholders not related to them that owns a number of the company’s A-series shares corresponding to more than 37.5% of said series, including both existing and entering shareholders, shall have the right to vote a number of shares of said series in its power equivalent to the lesser of (i) the number of those series’ shares owned by the latter shareholder or shareholders, and (ii) the number of those series’ shares for which the existing shareholder has the capacity to exercise voting rights in excess of the 37.5% restriction.”

Notes to the Consolidated Financial Statements as of December 31, 2017

7.          To adopt all other agreements necessary to carry out the abovementioned matters.

Considering the above, and in accordance with the applicable regulations, the SQM’s Board of Directors unanimously agreed to call for an Extraordinary Shareholders’ Meeting to take place immediately after the Annual Ordinary Shareholders’ Meeting on April 27, 2018.

On April 5, 2018, SQM announced a stock market placement of Series P bonds for the total amount of UF 3,000,000 (approximately US$135 million) (the "Bonds") in Chile. The placement was authorized on March 29, 2018 with the Bonds issue credited to a 10-year bond line registered in the Registry of Securities of the Commission for the Financial Market (CMF) on December 31, 2008 under No. 563.

The Bonds issued today have the following terms: (i) maturity date of January 15, 2028; (ii) will accrue interest at the rate of 3.25% per annum on the unpaid capital, expressed in UF (unidades de fomento), from January 15, 2018; and (iii) an early redemption option from April 5, 2018.

The Bonds have been placed and sold on April 5, 2018 to: (i) Banco Santander Chile, for the total amount of Ch$40,734,242,948 (approximately US$67 million), paid in full and in cash by Banco Santander Chile to SQM; and (ii) BTG Pactual Chile SpA, for the total amount of Ch$40,734,242,948 (approximately US$67 million), paid in full and in cash by BTG Pactual Chile SpA to SQM.

Management is not aware of any other significant events that occurred between December 31, 2017 and the date of issuance of these consolidated financial statements that may significantly affect them.

32.3	Detail of dividends declared after the reporting date

On March 28, 2018, the Board of Directors of SQM in an Ordinary Board Meeting has unanimously agreed the following:

1. To recommend to the shareholders at the next Annual Ordinary Shareholders’ Meeting (“Shareholders’ Meeting”) the payment of a final dividend representing 100% of the 2017 net income of the Company. The final dividend amount of US$1,62501 per share is calculated based on the total amount of the distributable net income of US$427,697,034 obtained during 2017. Nevertheless, the amount of US$1.20533 per share must be deducted from the final dividend, as it was already paid in the form of interim dividends, leaving the balance in the amount of US$0.41968 per share.

Notes to the Consolidated Financial Statements as of December 31, 2017

Note 32	Events occurred after the reporting date (continued)

32.3	Detail of dividends declared after the reporting date, continued

2. To change the Dividend Policy for the 2017 business year, which was presented at the Shareholders’ Meeting held on April 28, 2017, incorporating the payment of a dividend of US$100 million (dividendo eventual), equivalent to US$0.37994 per share, which shall be charged against the retained earnings of the Company. Therefore, and subject to the approval at the next Shareholders’ Meeting to be held on April 27, 2018, this dividend (dividendo eventual) shall be paid together with the final dividend corresponding to the 2017 results of SQM.

Said amounts of US$0.41968 per share (the balance of the final dividend) and US$0.37994 per share (dividendo eventual) shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on April 27, 2018. The payment of these dividends shall be made in favor of the Company’s shareholders, in person or through their duly authorized representatives, starting at 9:00am on May 10, 2018, who are registered with the respective registry on the fifth business day before the day on which the payment shall be made.

