Form 20-F
period 2018-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2019-04-18
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Gerardo Illanes +56 2 2425-2485, gerardo.illanes@sqm.com, El Trovador 4285, 6th floor, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series B common shares, in the form of American Depositary Shares each representing one Series B share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted, electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

TABLE OF CONTENTS

EXHIBIT 1.1
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2018, UF 1.00 was equivalent to US$38.19 and Ch$26,565.79 according to the Chilean Central Bank (Banco Central de Chile). As of April 1, 2019, UF 1.00 was equivalent to US$40.63 and Ch$27,565.76.

The Republic of Chile is governed by a democratic government, organized in fifteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

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

“Corfo” Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a Chilean national organization in charge of promoting Chile’s manufacturing productivity and commercial development.

“CMF” The Chilean Financial Market Commission. (La Comisión para el Mercado Financiero), formerly known as the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or SVS).

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

“hypothetical resources” Mineral resources that have limited geochemical reconnaissance, based mainly on geological data and sample assay values spaced between 500–1000 meters.

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

 v

“Resources—Indicated Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than a Measured Mineral Resource, but has a higher level of confidence than an Inferred Mineral Resource.

A deposit may be classified as an Indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow the Competent Person, as that term is defined under Chilean Law No. 20,235, determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“Resources—Inferred Mineral Resource” ** The part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than an Indicated Mineral Resource.

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

A deposit may be classified as a Measured Mineral Resource when the nature, quality, amount and distribution of data are such as to leave no reasonable doubt, in the opinion of the Competent Person, as that term is defined under Chilean Law No. 20,235, determining the Mineral Resource, that the tonnage and grade of the deposit can be estimated within close limits and that any variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2018 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2018.

*	The definition of a Controller Group that has been provided is the one that applied to the Company. Chilean law provides for a broader definition of a “controller group”, as such term is defined in Title XV of Chilean Law No. 18,045.
**	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company, Item Number 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations;
•	a potential change of control of our company; and
•	additional risk factors discussed below under Item 3. Key Information—Risk Factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A.   Selected Financial Data

The following table presents selected financial data as of and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

	For the years ended December 31,
(in millions of US$) (1)	2018	2017	2016	2015	2014
Statement of income:
Revenues	2,265.8	2,157.3	1,939.3	1,728.3	2,014.2
Cost of sales	(1,483.5)	(1,394.8)	(1,328.3)	(1,185.6)	(1,431.2)
Gross profit	782.3	762.5	611.0	542.7	583.0

Other income (2)	32.0	17.8	15.2	15.3	24.1
Administrative expenses	(118.1)	(101.2)	(88.4)	(86.8)	(96.5)
Other expenses by function (3)(4)(5)(6)(7)(8)	(36.9)	(53.6)	(82.5)	(106.4)	(64.3)
Other gains (losses)	6.4	0.5	0.7	3.8	4.4
Net impairment gains on reversal (losses) on financial assets	3.0	(8.0)	(7.2)	(2.9)	13.2
Finance income	22.5	13.5	10.1	11.6	16.1
Finance expenses	(59.9)	(50.1)	(57.5)	(69.9)	(63.4)
Equity income of associates and joint ventures accounted for using the equity method	6.4	14.5	13.0	10.3	18.1
Foreign currency exchange differences	(16.6)	(1.3)	0.5	(12.4)	(16.5)
Income before income tax expense (3)	621.1	594.6	414.9	308.3	405.0

Income tax expense (9)	(179.0)	(166.2)	(133.0)	(83.8)	(160.7)

Profit for the year (3) (9)	442.1	428.4	281.9	224.5	244.3
Profit attributable to:
Controlling interests (3) (9)	439.8	427.7	278.3	220.4	236.9
Non-controlling interests	2.2	0.7	3.6	4.2	7.4
Profit for the year (3) (9)	442.1	428.4	281.9	224.6	244.3

Basic earnings per share (10)	1.67	1.63	1.06	0.84	0.90
Basic earnings per ADS (11)	1.67	1.63	1.06	0.84	0.90
Dividends per share (12) (13)	2.09	1.84	1.44	0.47	1.42
Dividends per ADS (12) (13) (14)	2.09	1.84	1.44	0.47	1.42
Weighted average (10)(11) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per American Depositary Share (“ADS”).
(2)	Other income for 2018 includes pre-tax income of US$14.5 million related to the sale of our interest in the Mínera Exar S.A. lithium project in Argentina.
(3)	Other expenses for 2014 includes provisions of US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the CMF, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.”, and “Item 8.A.7. Legal Proceedings.”
(4)	Other expenses for 2015 include a charge of US$57.7 million for impairment and severance indemnities related to the restructuring of our Pedro de Valdivia operations.
(5)	Other expenses for 2016 include a charge of US$32.8 million for impairment related to the closing of the train between Coya Sur and Tocopilla. Other expenses for 2016 also include charges of US$30.5 million related to the Company's agreement with the U.S. Department of Justice and the administrative cease and desist order issued by the U.S. Securities and Exchange Commission in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.” and “Item 8.A.7 Legal Proceedings.”
(6)	Other expenses for 2017 include a charge of US$20.4 million relating to payment by our subsidiary SQM Salar S.A. to Corfo after entering into the Corfo Arbitration Agreement (as defined in “Item 3.D. Risk Factors - Risks Relating to our Business”) to terminate the arbitration proceedings and amend the existing Lease Agreement and Project Agreement (each as defined in “Item 3.D. Risks Factors - Risks Relating to our Business”). For more information, see “Item 8.A.7 Legal Proceedings.”
(7)	Other expenses include the rent under lease contract with Corfo, which is described in Note 18.2 of the Consolidated Financial Statements. The payment made to Corfo were US$84.8 million in 2018, US$32.3 million in 2017, US$11.5 million in 2016, US$6.3 million in 2015, and US$6.2 million in 2014.
(8)	As a result of the adoption of IFRS 9, a reclassification was made to present gains on reversal (losses) separately from other expenses as function. The corresponding reclassifications for prior periods are described in Note 2.4 of the Consolidated Financial Statements.
(9)	In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes have been applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit and income tax expense in 2014 as presented in the Company’s Audited Consolidated Financial Statements compared with profit and income tax expense presented in the Company’s statutory consolidated financial statements filed with the CMF. The effects of subsequent changes in the income tax rate are recognized in profit or loss for the period in the Company’s statutory consolidated financial statements in accordance with IAS 12.
(10)	The Company has not conducted any transaction that would give rise to a potential dilutive effect on its earnings per share in any of the indicated years. The total number of outstanding shares as of each period end is the same as the weighted average shares outstanding.
(11)	The calculation of earnings per ADSs and dividends per ADS for the years indicated is based on the ADS ratio of 1:1.
(12)	Dividends are paid from net income as determined in accordance with CMF regulations. See “Item 8.A. Dividend Policy.” For dividends in Ch$, see “Item 8.A. Dividend Policy—Dividends.”
(13)	Dividend amount paid per calendar year to shareholders of the Company. See “Item 8.A. Dividend Policy.”
(14)	Dividend amounts per share paid in Chilean pesos were Ch$1,310.05 in 2018, Ch$916.32 in 2017, Ch$993.41 in 2016, Ch$316.06 in 2015, and Ch$806.79 in 2014.

2

	As of December 31,
(in millions of US$)	2018	2017	2016	2015	2014
Balance sheet data:
Total assets	4,268.1	4,296.2	4,218.0	4,643.8	4,663.7
Total liabilities	2,130.3	2,048.8	1,910.8	2,243.4	2,371.1
Total equity	2,137.8	2,247.5	2,307.3	2,400.4	2,292.5
Equity attributable to controlling interests	2,085.5	2,187.8	2,246.1	2,339.8	2,232.6
Equity attributable to non-controlling interest	52.3	59.6	61.2	60.6	59.9
Capital stock	477.4	477.4	477.4	477.4	477.4

3.B.   Capitalization and Indebtedness

Not applicable.

3.C.   Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business, financial condition, cash flows, or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.

In 2015, the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) and the Chilean Public Prosecutor brought a number of criminal and administrative proceedings following investigations related to the payment of invoices by SQM and its subsidiaries SQM Salar S.A. (“SQM Salar”) and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income, against (i) Patricio Contesse G., the Company’s former CEO whose employment was terminated in May 2015, (ii) Mr. Contesse and the Company’s then-current CEO, Patricio de Solminihac, as well as the then-current CFO (now CEO), Ricardo Ramos, in their capacities as the Company’s tax representatives and (iii) five then-current and former members of the Company’s Board of Directors. All the claims against Messrs. de Solminihac and Ramos were subsequently dismissed. The lawsuits against Mr. Contesse continue and the five Board members are appealing the fines of approximately US$36,000 imposed on each of them. For a further discussion of these lawsuits, see “Item 8.A.7. Legal Proceedings.”

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and then-current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York.  On November 13, 2015, our former CEO and then-current CEO and CFO were voluntarily dismissed from the case without prejudice.  On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM American Depositary Shares (“ADS”) between June 30, 2010 and March 18, 2015, and such motion remains pending before the court. For more information on the consolidated class action, see “Item 8.A.7 Legal Proceedings.”

During 2015, the ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) established in February 2015 to conduct an internal investigation into the matters that were the subject of the SII and Chilean Public Prosecutor investigation also conducted an investigation into whether the Company faced possible liability under the Foreign Corrupt Practices Act (“FCPA"). The ad-hoc Committee engaged its own U.S. separate counsel, which presented a report to the Board of Directors on December 15, 2015.

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

On January 26, 2018, the Eighth Lower Criminal Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries, SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to potential corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. On August 17, 2018, the Eighth Lower Criminal Court of Santiago considered the conditions and decided to terminate the legal process. See “Item 8.A.7 Legal Proceedings.”

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

Legal challenges to the amendments of the Lease Agreement and the Project Agreement relating to the Salar de Atacama concession, if successful, or failure to comply with the requirements of either agreement, could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). Corfo may not unilaterally amend the Lease Agreement or the Project Agreement. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we were originally limited to 180,100 tons of total lithium metallic equivalent (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. On January 17, 2018, Corfo and our subsidiaries SQM Potasio S.A. and SQM Salar reached an agreement (the “Corfo Arbitration Agreement”) to (i) terminate the previously disclosed arbitration proceedings between Corfo and SQM Salar, which, among other things, sought early termination of the Lease Agreement and (ii) amend the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendments of the Lease Agreement and the Project Agreement required under Chilean law the issuance of the applicable resolutions of the Office of the Controller General of the Republic (Contraloría General de la República) and the CCHEN, which were issued.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. For the year ended December 31, 2018, revenues related to products originating from the Salar de Atacama represented 44% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement and we had extracted approximately 23% of the total permitted accumulated extraction and sales limit of lithium under the increased lithium extraction and sales limits.

These agreements expire in 2030 and establish a series of obligations with which SQM Salar must comply. A serious failure to comply with these obligations may jeopardize the exploitation rights under the agreements and the continuity of our operations in the Salar de Atacama. While we believe that we have taken the appropriate precautions to ensure compliance with the obligations and conditions in the agreements, there can be no assurance that we will be able to maintain such compliance, which could jeopardize the continued benefits to us of the agreements and could have a material adverse effect on our business, financial condition and results of operations.

On February 15, 2018 and February 16, 2018, the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) initiated legal actions challenging the amendments of the Lease Agreement and the Project Agreement. The legal actions are pending before the Supreme Court of Chile. See “Item 8.A.7 Legal Proceedings.”

In the event the amendments to the Lease Agreement and the Project Agreement under the Corfo Arbitration Agreement are successfully challenged, or the CCHEN authorization for the increased extraction is revoked, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement. In such event, we would then be unable to continue extraction of lithium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants.

On September 10, 2013, the CMF issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and was later re-elected as a director on April 27, 2018, and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 32% of SQM’s total shares as of December 31, 2018. See “Item 6.E. Share Ownership.” The CMF alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the CMF alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2008 and 2011, the Cascading Companies allegedly sold securities of various companies, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The CMF alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the CMF added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the CMF issued a decision imposing an aggregate fine against all of the defendants of UF 4.0 million (approximately US$174 million as of December 31, 2018), including a fine against Mr. Ponce of UF 1.7 million (approximately US$74 million as of December 31, 2018) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.6 million as of December 31, 2018). The defendants are currently challenging the CMF administrative decision before Chilean courts.

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

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities.

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

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

World prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In 2018, the average price for our potassium chloride and potassium sulfate business line was approximately 14% higher than in 2017. Our sales volumes for this business line were approximately 38% lower in 2018 compared to 2017. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$24 per kilogram in 2018, approximately 23% more than average prices obtained in 2017. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

In 2018, lithium demand continued to grow creating tight market conditions and increasing prices by 26% compared to 2017, driven mostly by an increase in demand related to battery use. During the second half of 2018, lithium supply increased, and prices slightly decreased in the fourth quarter. We cannot assure you that lithium prices and sales volumes will not decline in the future.

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

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in more than 110 countries around the world. In 2018, approximately 34% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). In note 26.6 of our consolidated financial statements, we reported revenues from Chile, Latin America and the Carribean and Asia and others of US$1.3 billion. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may vary for economic or operational reasons.

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

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

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices.

In recent years, new and existing competitors have increased the supply of iodine and lithium, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties.

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

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 14% in 2018. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time.

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

Chemical and physical properties of our products could adversely affect their commercialization.

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

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies.

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

Changes in technology or other developments could result in preferences for substitute products.

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. As in past years, we renegotiated collective bargaining agreements with 14 unions, achieving the anticipated renegotiation of 17 collective bargaining agreements by December 31, 2018, one year before the expiration of the agreements. The 17 collective bargaining agreements were renegotiated for the next three years as of that date. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

Lawsuits and arbitrations could adversely impact us.

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1 of our Consolidated Financial Statements and “Item 8.A. Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.

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

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. These wells allow the Company to extract approximately 124 liters per second of water, almost 15% of the water used in the Company´s operations in the First Region of Chile for iodine and nitrate production. In October 2018, the First Environmental Court of Antofagasta, accepted the Company’s claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future.

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

Our water supply could be affected by geological changes or climate change.

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business.

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

A significant percentage of our shares are held by two principal shareholder groups who may have interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

As of December 5, 2018, two principal shareholder groups held in the aggregate 55.77% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect seven of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

One principal shareholder group is the Pampa Group, as defined in “Item 7.A. Major Shareholders”, which currently owns 32% of the total outstanding shares of SQM. Until November 30, 2 018, the CMF considered the Pampa Group the controller of SQM. On this date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change. See “Item 7.A. Major Shareholders”.

Nutrien (formerly PCS before the merger with Agrium Inc. on January 1, 2018) was one of the principal shareholders of the Company. On June 1, 2018, Nutrien sold its Series B shares of SQM, representing 7.66% of the total shares of SQM, held through Inversiones El Boldo Limitada, Inversiones PCS Chile Limitada and Inversiones RAC Chile, in a bookbuild auction process (subasta de libro de ordenes) on the Santiago Stock Exchange..On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi”), acquired the Series A shares of SQM held by Nutrien through Inversiones El Boldo Limitada, Inversiones PCS Chile Limitada and Inversiones RAC Chile, representing 23.77% of the total shares of SQM. Tianqi currently owns 23.77% of the total outstanding shares of SQM.

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a significant shareholder and a competitor of the Company, which can increase the risks of competition.

Tianqi is a competitor in the lithium business, and as a result of the number of shares that its owns of the Company, it has the right to choose up to three Board members. Under Chilean law, the Company is restricted in its ability to decline to provide information about the Company, which may include competitively sensitive information, to a director of the Company. On August 27, 2018, Tianqi and the Chilean antitrust regulator (the Chilean National Economic Prosecutor’s Office, or FNE for its initials in Spanish), entered into an extrajudicial settlement agreement, under which certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as “sensitive information” under the agreement, were implemented.

During the approval process of the extrajudicial agreement before the FNE, the Company expressed its concerns regarding the measures contained in the extrajudicial agreement since (i) it could not effectively resolve the risks that Tianqi and the FNE have sought to mitigate, (ii) they are not correctly oriented to avoid the access to the Company’s “sensitive information” that, in the possession of a competitor, could harm the Company and the proper functioning of the market and (iii) it could contradict the Corporation Law in Chile.

The presence of a shareholder which is at the same time a competitor of the Company and the right of this competitor to choose Board members could generate risks to free competition and/or increase the risks of an investigation of free competition against the Company, whether in Chile or in other countries, all of which could have an adverse material effect in our business.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use Cloud technologies to support new business processes related to the Internet of Things (IoT) and Advanced Analytics, which allow us to collect information enabling us to advance the predictive short-term and medium-term analysis of our production process and its possible automation in the long term. Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken certain measures to identify and mitigate these risks, including conducting a cybersecurity review and initiating process automation and digitalization projects at various sites with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2018, the Chilean peso exchange rate was Ch$694.77 per U.S. dollar, while as of December 31, 2017, the Chilean peso exchange rate was Ch$614.75 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 13.0% in 2018. As of April 1, 2019, the Observed Exchange Rate was Ch$678.53 per U.S. dollar.

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

Interest rate fluctuations may have a material impact on our financial performance

As of December 31, 2018, we had US$70 million of outstanding short and long-term debt bearing interest based on LIBOR. A relative increase in the rate could materially impact our business, financial condition and results of operations.

We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes;] and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Although as of December 31, 2018 we had approximately US$70 million short- and long-term debt that use a LIBOR benchmark, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks.

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business.

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs.

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

Changes in water rights laws and other regulations could affect our operating costs.

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

The Chilean government could levy additional taxes on corporations operating in Chile.

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (as amended by Law No. 20,899, the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017 and increased to the maximum rate of 27% in 2018.

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

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States. After December 31, 2019, if no treaty is in effect, shareholders in those jurisdictions will be subject to a higher effective tax rate.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by the Tax Reform on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s 2014 audited consolidated financial statements in its annual report on Form 20-F compared with profit and income tax expense as presented in the Company’s 2014 statutory consolidated financial statements filed with the CMF.

In addition, in August 2018, a tax reform bill was presented in the Chilean congress, which proposes to reverse the current coexistence of two alternative tax regimes established in the Tax Reform by going back to a fully integrated system with a 100% credit of the corporate tax against individual or foreign entity taxes. Additionally, this tax reform bill seeks to modernize and provide more certainty with respect to the current tax system. For example, the bill proposes to modernize the current ledgers system and to include tax deductions for certain ordinary course business disbursements that are a part of, but not directly associated with, an entity’s primary business activities. As currently proposed, we do not expect any material adverse effect on our business from this reform bill. However, we cannot offer any assurance that there will not be additional changes made to the tax bill that would negatively affect our business, results of operations or financial condition.

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

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by Indigenous Rights Convention.

The consultation process may cause delays in obtaining regulatory approvals, including environmental permits, as well as public opposition by local and/or international political, environmental and ethnic groups, particularly in environmentally sensitive areas or in areas inhabited by indigenous populations. Furthermore, the omission of the consultation process when required by law may result in the revocation or annulment of regulatory approvals, including environmental permits already granted.

Consequently, operating projects may be affected since the omission of the consultation process, when required by law, could lead to public law annulment actions pursuing the annulment of the environmental permits granted.

However, this risk frequently arises during the environmental assessment phase when the environmental permits are to be obtained. In such scenario, affected parties may take several legal actions to declare null or void the environmental permits that omitted the consultation process, and in some cases courts have overturned environmental approvals in which consultation was not made as prescribed in the Indigenous Rights Convention.

We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business and operations.

We are required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering, receipt of stolen property, sanctions and other regulatory matters, including the FCPA. Although we and our subsidiaries maintain policies and processes intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.

If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, receipt of stolen property or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries’ industry, which, in turn, could have adverse effects on our and our subsidiaries’ business, results of operations and financial condition.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. Accordingly, the information about us available to you will not be the same as the information available to holders of notes issued by a U.S. company. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

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

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

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

Developments in other emerging markets could materially affect the value of our ADSs and our shares.

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

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs.

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments.

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

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2018. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

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

4.A.   History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000. We are legally referred to by our full name Sociedad Química y Minera de Chile S.A. as well as commercially by the abbreviated name “SQM.”

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. Each ADS represents one Series B common share. We accessed international capital markets for the issuance of additional ADSs in 1995 and 1999.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which has enabled us to produce potassium chloride, lithium carbonate, lithium hydroxide, potassium sulfate and boric acid.

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

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

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

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During 2017, we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year. We continued expanding in 2018, and today, including Pedro de Valdivia and Nueva Victoria, our current effective iodine capacity is approximately 14,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Minera Exar lithium project in Caucharí-Olaroz in the Jujuy province of Argentina. We also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Elemental Minerals. Following this transaction at the end of 2016, Elemental Minerals changed its name to Kore Potash Limited. The State General Reserve Fund of Oman contributed US$20 million. These investments are not included in the capital expenditure program amounts discussed in the section below. These investments were carried out with internal financing. In 2018, SQM Potasio sold to Ganfeng Lithium Netherlands Co., BV (Ganfeng) its entire shareholding and irrevocable contributions in the Minera Exar project joint venture (“Exar”). Exar has paid SQM Potasio all outstanding loans it received from the company; and Exar has paid SQM for the services rendered to Exar during the project's development stage. SQM received cash of US$87.5 million for its joint venture interest in Exar, and Gangfeng is responsible for a US$50 million deferred payment to SQM if certain sales goals are met by the project.

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint operation with Kidman Resources Limited (“Kidman”), the Mt Holland Lithium Project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. Kidman retained the exclusive right to exploit gold within the project area. SQM Australia Pty committed to pay a price of US$70 million for the 50% of the Mt Holland assets, which was split into an initial payment of US$15 million and a deferred payment of US$ 55 million, both payments subject to certain conditions precedent. SQM Australia paid an additional (i) US$10 million as part of the initial payment, and (ii) US$30 million once the deferred payment took place. All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018.

On December 13, 2018, the Minister for Mines and Petroleum in Western Australia granted Kidman the exemption from relevant expenditure requirements in relation to mining tenements of the Mount Holland project that were subject to exemption objections.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. From 2016, we began to invest in lithium projects outside Chile, starting with the Minera Exar project in Argentina and continuing with Mount Holland project in Australia in 2017. In 2018, we sold our stake in Minera Exar and continued the development of the Mount Holland project. We also expanded our lithium carbonate capacity in Chile, reaching capacity 70,000 metric tons per year.

Our capital expenditures for the years ended December 31, 2018, 2017 and 2016 were as follows:

(in millions of US$)	2018	2017	2016
Capital expenditures	244.7	142.1	131.3

During 2018, we had total capital expenditure of US$244.7 million, primarily related to:

•	Capacity expansion projects related to increasing lithium carbonate production to 70,000 metric tons per year and lithium hydroxide production to 13,500 metric tons per year in Chile;

•	Investments to increase iodine capacity to 14,000 metric tons per year in the Nueva Victoria mine;
•	Capacity expansion project related to potassium nitrate production plants III and IV in Coya Sur; and
•	General maintenance of all production units and the Port of Tocopilla in order to ensure the fulfillment of production and sales targets.

During 2017, we had total capital expenditures of US$142.1 million, primarily related to:

•	Capacity expansion projects related to lithium carbonate and lithium hydroxide production in Chile;
•	Investments in mining workshop and operations centers to relocate operations from the Nueva Victoria mine to mining sector Tente en el Aire;
•	Capacity expansion project related to potassium nitrate production; and
•	General maintenance of all production units and the Port of Tocopilla in order to ensure the fulfillment of production and sales targets.

During 2016, we had total capital expenditures of US$131.3 million, primarily related to:

•	Completion of the project related to the expansion of ponds at Nueva Victoria to increase the production of iodine and nitrates;
•	Capacity expansion projects related to our potassium nitrate production;
•	Capacity expansion project related to our lithium hydroxide production;
•	Improvements in the open storage areas at the Port of Tocopilla; and
•	General maintenance of all production units in order to ensure the fulfillment of production targets and the safety of all of our employees.

The Board of Directors has approved a capital expenditure framework for 2019 of approximately US$360 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate capacity expansion and nitrates capacity in Chile and development of lithium project in Australia. We expect our installed capacity of lithium carbonate in Chile to reach approximately 120,000 metric tons by the end of 2020, an increase of 50,000 metric tons compared to our current capacity of 70,000 metric tons. From that point, we will continue to work to reach an installed capacity of 180,000 metric tons in Chile in the future. The capital expenditure associated with this expansion is expected to be in the range of approximately US$4,000 per ton. We expect to complete the feasibility study related to the Mount Holland lithium project in Australia in the second half of 2019, at which time we believe we will have a better estimate associated with the capital expenditure and costs of the project.

We do not expect that our 2019 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

4.B.   Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world´s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 110 countries through our worldwide distribution network, with 92% of our sales in 2018 derived from countries outside Chile.

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

For the year ended December 31, 2018, we had revenues of US$2,265.8 million, gross profit of US$782.3 million and profit attributable to controlling interests of US$439.8 million. Our worldwide market capitalization as of December 31, 2018 was approximately US$10.1 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: UltrasolR (fertigation), QropR (open field application), SpeedfolR (foliar application) and AllganicR (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

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

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

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

The following table shows the percentage breakdown of our revenues for 2018, 2017 and 2016 according to our product lines:

	2018	2017	2016
Specialty Plant Nutrition	35%	32%	32%
Iodine and Derivatives	14%	12%	12%
Lithium and Derivatives	32%	30%	27%
Potassium	12%	18%	21%
Industrial Chemicals	5%	6%	5%
Other	2%	2%	3%
Total	100%	100%	100%

Business Strategy

Our business strategy is to be a global company with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g., food, health, technology). This strategy was built on the following five principles:

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

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand our business by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and specialty blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets where we can sell our plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the specific requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) reach and maintain a sufficient market share of the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

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

New Business Ventures

We constantly evaluate opportunities that are consistent with our existing and new businesses. We seek to acquire interests in projects both inside and outside of Chile where we believe we have sustainable competitive advantages, and we hope to continue doing so in the future.

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

We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2018, the team identified eight new targets and confirmed mineralization in four of the targets, using its own truck-mounted drill rigs. The number of perforated meters reached 32,862 meters, and were made with four machines of which three were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2018, we had six option agreements in place with five companies, including small junior mining companies, private equity firms and large mining companies. We have entered into an exploration and purchase option agreement with a private Chilean company for an area of interest. We are participating in the formation of two joint ventures as a result of exercising an option agreement a junior company.

Main Business Lines

Specialty Plant Nutrition

In 2018, specialty plant nutrients revenues increased to US$781.8 million, representing 34.5% of our total revenues for that year. We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 56% of global potassium nitrate sales for all applications by volume in 2018, an increase from 53% in 2017. During 2018, the potassium nitrate market increased by approximately 7%. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

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

Our specialty plant nutrients advantages are:

•	fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques thus improving the water use efficiently of crops to help conserve water;

•	chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants; and
•	more attractive to customers who prefer products of natural origin.

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

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, micro irrigation has grown at 10% per year over the same period. Micro irrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients are fully soluble in water and provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

The ratio of micro irrigation to total irrigated hectares in Asia is approximately 3%, the lowest ratio of any region in the world. This represents a high potential for micro irrigation, which is reflected in the high growth rates in Asia in recent years.

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

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Sodium nitrate	25.0	26.7	24.4
Potassium nitrate and sodium potassium nitrate	673.4	601.4	475.8
Specialty blends (1)	242.5	209.0	213.5
Other specialty plant nutrients (2)	141.6	129.1	127.2

Total revenues (in US$ millions)	781.8	697.3	623.9

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

In 2018, our specialty plant nutrients revenues increased to US$781.8 million, representing 35% of our total revenues for that year and a 12.1% increase from US$697.3 million in specialty plant nutrients revenues in 2017. Prices increased approximately 0.07% in 2018.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chloride and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chloride-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

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

SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as Ultrasol®, for fertigation; Qrop®, for application to the soil; Speedfol®, for foliar feeding and Allganic® for organic crops.

QropTMKS was added to our portfolio of specialty field fertilizers in 2015. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in other markets.

During 2017, we worked on the restructuring of the Qrop products portfolio: chloride-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant.

In 2018, we launched new products to the market, such as the Ultrasol® K line in the United States. Ultrasol® K will address the need for potassium-free chloride and a nitrate safe for handling in the liquid fertilizer market, opening new opportunities for SQM in in the cultivation of almonds and strawberries, in which water quality and efficiency are very important.

Specialty Plant Nutrition: Marketing and Customers

In 2018, we sold our specialty plant nutrients in approximately 100 countries and to more than 760 customers. One customer represented more than 10% of our specialty plant nutrition revenues during 2018, representing approximately 23% of our total specialty plant nutrition revenues, and our ten largest customers accounted in the aggregate for approximately 49% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2018	2017	2016
North America	31%	33%	33%
Europe	25%	25%	18%
Central and South America (excluding Chile)	10%	10%	11%
Asia and Others	34%	31%	37%

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

In May 2008, we signed a joint venture agreement with Migao for the production and distribution of specialty plant nutrients in China. Through the joint venture, Sichuan SQM-Migao Chemical Fertilizers Co., Ltd., we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture, Coromandel SQM Private Limited, for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas FZCO. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and Dubai are the main focus markets of this joint venture. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2012, SQM Vitas FZCO. started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

In 2013, the operations of SQM Vitas Spain began in Spain with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year. In 2016, this operation became fully controlled by SQM.

In 2015, an asset transfer agreement, that was signed in December 2014 between Plantacote B.V. and Plantacote N.V., entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote N.V., but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa, was acquired by Roulliers and the production facilities in Durban were transferred to SQM Africa Pty Ltd.

In 2016, we began operating soluble specialty plant nutrient production facilities through our joint ventures in Peru. SQM Vítas Perú S.A.C. and the Netherlands, Plantacote N.V. P.E. Netherlands. In addition, a new logistics terminal was opened in the port of Terneuzen in the Netherlands.

In 2017, three new offices started their operations in Imbituba, Rio Grande and Sao Paulo, Brazil, SQM Vitas Brazil Agroindustria, importação e exporação ltda.

In May 2018, our we began operating a new joint venture, Pavoni & C. Spa with Pavoni, one of the largest specialty fertilizer companies in Italy. The main objective of this business is to improve the nutritional efficiency of crops, the existing fertigation, the quality of fertilizers and their applications, as well as extend the use of fertigation (from microirrigation).

In 2018, our new office and storage facility in Pamira, managed by SQM Colombia SAS near the Port of Buenaventura in Colombia became operational. The new office was set up to meet the growing needs of customers in the Colombian market, especially those who grow roses and ornamental plants, coffee, bananas and fruit through a complete portfolio of soluble fertilizers and Qrop mixes.

In 2018, we sold our interest in the Charlee SQM Thailand Co. Ltd. joint venture.

In 2018, the production activities of the SQM Vitas FZCO ceased due to changes in the expiry of the lease with the port authorities.

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

SQMC’s total sales reached US$147 million and US$133 million in 2018 and 2017, respectively. During 2018, no client represented more than 10% of the sales of the Company. According to the customs information related to fertilizers, the market participation of fertilizers imported directly by SQMC during 2018 was approximately 13%.

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

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 13% of total world sales during 2018 (excluding sales by Chinese producers to the domestic Chinese market). Haifa had production issues during 2017 and is currently operating at its 50% capacity (one plant). Our sales accounted for approximately 56% of global potassium nitrate sales by volume for the period.

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

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2018, our revenues from iodine and iodine derivatives amounted to US$325.0 million, representing 14.3% of our total revenues in that year. We estimate that our sales accounted for approximately 36% of world iodine sales by volume in 2018.

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

X-ray contrast media is the leading application of iodine, accounting for approximately 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 9%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 6%; nylon, 4%; human nutrition, 3% and other applications, 15%.

During 2018, iodine demand grew at a similar rate as in 2017, reaching 36,300 metric tons. Although more traditional uses grew at the same rate as during the previous year, new applications such as carbon energy plants emission control industries and demand growth related to the LED and LCD market resulted higher demand for iodine and derivatives.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 14,000 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

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

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Iodine and derivatives	13.3	12.7	10.2

Total revenues (in US$ millions)	325.0	252.1	231.1

Our revenues increased to US$325.0 million in 2018 from US$252.1 million in 2017. This increase was primarily attributable to the increase in iodine sales volume and higher prices during 2018. Average iodine prices were more than 22.6% higher in 2018 than in 2017. Our sales volumes increased 5.1% in 2018, outpacing global iodine demand growth.

Iodine: Marketing and Customers

In 2018, we sold our iodine products in approximately 52 countries to approximately 283 customers, and most of our sales were exports. Four customers each accounted for more than 10% of our iodine revenues in 2017. These four customers accounted for approximately 53% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2018	2017	2016
North America	26%	25%	25%
Europe	34%	31%	36%
Central and South America (excluding Chile)	2%	0%	0%
Asia and Others	38%	43%	38%

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

Five Chilean companies accounted for approximately 59% of total global sales of iodine in 2018, including SQM, with approximately 36%, and four other producers, accounting for the remaining 23%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, recently acquired by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 29% of global iodine sales in 2018, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2018.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate the 17% of the iodine supply come from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices increased to approximately US$24 per kilogram in 2018, higher than the prices observed in 2017.

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

Lithium and its Derivatives

In 2018, our revenues from lithium sales amounted to US$734.8 million, representing 32.4% of our total revenues. We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 17% of the global lithium chemicals sales volumes.

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

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 65% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 36% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 7% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 5% of total lithium demand), chips for the ceramics and glaze industry (approximately 3% of total lithium demand), chemicals for air conditioning (approximately 2% of total lithium demand), and many others, including air treatment systems, pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid metal and element at room temperature;
•	is low density;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential; and
•	has a high specific heat capacity.

During 2018, lithium chemicals demand increased by approximately 27%, reaching approximately 269,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama, as a by-product of the potassium chloride production. The annual production capacity of our lithium carbonate plant at the Salar del Carmen is 70,000 metric tons per year. In the future, we plan to increase our production capacity to 180,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 13,500 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Lithium and derivatives	45.1	49.7	49.7

Total revenues (in US$ millions)	734.8	644.6	514.6

Our revenues in 2018 were US$734.8 million, a 14.0% increase from US$644.6 million in 2017, due to significantly higher prices during the year. The average price for 2018 was approximately 25.6% higher than the average price in 2017.

Lithium: Marketing and Customers

In 2018, we sold our lithium products in approximately 42 countries to approximately 160 customers, and most of our sales were to customers outside of Chile. Two customers each accounted for more than 10% of our lithium revenues in 2018, accounting for approximately 30% of our lithium revenues. Our ten largest customers accounted in the aggregate for approximately 74% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2018	2017	2016
North America	9%	7%	8%
Europe	14%	14%	19%
Central and South America (excluding Chile)	1%	1%	1%
Asia and Others	76%	79%	73%

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

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2018, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 45,100 metric tons of lithium carbonate equivalent (LCE), SQM’s market share of lithium chemicals was approximately 17% in 2018. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a market share of approximately 28%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Sichuan Tianqi Lithium Industries (“Tianqi”), a Chinese company producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 26% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle.

Another important competitor is FMC Corporation (“FMC”), with an estimated market share of approximately 7%. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, FMC produces lithium derivatives in the United States and in the United Kingdom. Orocobre Ltd. is also based in Argentina and produces lithium carbonate, reaching a market share of approximately 4%.

Australia is an important source of concentrated lithium minerals. In 2018, two producers doubled their production of concentrated mineral, which is then converted into lithium chemicals in China. One of these producers is a joint venture between Ganfeng Lithium Co. (“Ganfeng”) and Mineral Resources Ltd in the Mt. Marion project. Galaxy Resources Ltd. is another important producer with operations in Mt. Cattlin. Additionally, three new players began shipping concentrated lithium minerals in 2018, Pilbara Minerals and Altura Mining, both producing from the Pilgangoora deposit, and Alliance Mineral Assets Ltd., producing from the Bald Hill deposit. In addition, there were at least ten other companies producing lithium in China from brines or minerals in 2018.

We believe that lithium production will increase in the near future, balancing the explosive growth in demand. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

In 2018, our potassium chloride and potassium sulfate revenues amounted to US$267.5 million, representing 11.8% of our total revenues and a 29.5% decrease compared to 2017, as a result of reduced sales volumes. We estimate that we accounted for less than 2% of global sales of potassium chloride in 2018.

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

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1-2%. We estimate that demand totaled approximately 66 million metric tons in 2018, an increase from 64 million metric tons in 2017.

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

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	831.8	1,344.3	1,534.7

Total revenues (in US$ millions)	267.5	379.3	403.3

Our revenues in 2018 were US$267.5 million, a 29.5% decrease from US$379.3 million in 2017, due to significantly lower sales volumes during the year. Our sales volumes in 2018 were approximately 38.1% lower than sales volumes reported last year as we focused on maximizing our yields of lithium in the Salar de Atacama.

Potassium: Marketing and Customers

In 2018, we sold potassium chloride and potassium sulfate to approximately 475 customers in over 58 countries. There were no individual customers that each accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2018. We estimate that our ten largest customers accounted in the aggregate for approximately 47% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 20% of the cost of sales for the business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2018	2017	2016
North America	19%	18%	20%
Europe	17%	19%	20%
Central and South America (excluding Chile)	30%	38%	38%
Asia and Others	34%	25%	22%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2018. Our main competitors are Nutrien (formerly PCS), Uralkali, Belaruskali and Mosaic. We estimate that in 2018, PCS accounted for approximately 20% of global sales, Uralkali accounted for approximately 18% of global sales, Belaruskali accounted for approximately 18% of global sales and Mosaic accounted for approximately 15% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of its worldwide production of potassium sulfate. SQM is no longer in the potassium sulfate market with own production.

Industrial Chemicals

In 2018, our revenues from industrial chemicals were US$108.3 million, representing approximately 4.8% of our total revenues for that year. We estimate that our market share in the industrial potassium nitrate market was approximately 34% for 2018.

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

Experts believe that CSPs play a critical role in electricity grid stabilization and manageability due to their inherent large scale storage capability. Nevertheless, such large installations are capital intensive and are strongly influenced by the generation mix in each country. Therefore, fluctuations in solar salts demand are unavoidable in terms of quantity and timing. In 2017, we supplied CSP projects in South Africa, Morocco, Kuwait and Israel totaling over 88,000 metric tons. In 2018, we further supplied CSP plants reaching 47,000 metric tons.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities to the solar salts uses in the near future.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2018, 2017 and 2016:

	2018	2017	2016
Sales volumes (Th. MT)
Industrial chemicals	135.9	167.6	128.9

Total revenues (in US$ millions)	108.3	135.6	104.1

Revenues for industrial chemicals decreased from US$135.6 million in 2017 to US$108.3 million in 2018, as a result of lower sales volumes of solar salts in this business line. Sales volumes in 2018 decreased 18.9% compared to sales volumes reported last year.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 54 countries in 2018 to approximately 293 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2018, accounting for approximately 28%, and our ten largest customers accounted in the aggregate for approximately 56% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues for 2018, 2017 and 2016:

Revenues breakdown	2018	2017	2016
North America	25%	19%	24%
Europe	16%	21%	14%
Central and South America (excluding Chile)	11%	7%	9%
Asia and Others	48%	53%	54%

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

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate and potassium nitrate for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 41% of world demand in 2018 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG (“BASF”), a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa, which we estimate had a market share of 19%. We estimate that our market share was approximately 34% for 2018.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low-cost producer of both products and are able to produce high quality products.

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

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2018, our mining operations concentrated in the first Region where we mainly worked in the mining sector Tente en el Aire and in the mining sector Nueva Victoria Oeste. Mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

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

During 2018, SQM continued running various tests with a continuous mining equipment replacing the drilling and blasting process and obtaining a smaller ore size (under 6 inches) that allows a better metallurgical recovery. The tests will continue into 2019.

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

During 2018, the Pedro de Valdivia site generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plant at Pedro de Valdivia. After iodide is obtained, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2018, sodium nitrate for both agricultural and industrial applications was produced by inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. The production at the Pedro de Valdivia facility, until November 2015, generated approximately 700,000 tons of inventory. As of December 2018, we had approximately 160,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough sodium nitrate to produce finished nitrates for approximately one year. For subsequent production, we are developing the project of adapting the available crystallization plants at Coya Sur to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility, which should be completed in 2019.

Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching process at Pedro de Valdivia are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it at atmospheric pressure, and separating it from the liquid by centrifuge.

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

During 2018, new operational improvements have been achieved by significantly integrating the production process of the Coya Sur facilities, allowing new increases in production capacity without major investments and improving the use of raw materials from the Salar de Atacama and Nueva Victoria.

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

Iodine and Iodine Derivatives

During 2018, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) and Pedro de Valdivia. Iodine is extracted from solutions produced by leaching caliche ore.

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

Our total iodine production in 2018 was 11,255 metric tons: 8,842 metric tons from Nueva Victoria, 1,368 metric tons from Iris, and 1,046 metric tons from Pedro de Valdivia. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, along with the ramp-up of our new iodide plant in Nueva Victoria, our total current effective production capacity at our iodine production plants is approximately 14,000 metric tons per year

We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 666.2 liters per second. In Iris, we are approved for 2,000 metric tons of iodine production per year, with an annual extraction of caliche ore up to 6.48 million metric tons per year. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 12,500 metric tons per year of iodine (including the Iris operations) and 900,000 metric tons per year of nitrates. Additional expansions may be implemented from time to time in the future, depending on market conditions.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfates, boron and other minerals.

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement, as amended in January 2019 by the Corfo Arbitration Agreement, permits the CCHEN to establish a total accumulated production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

For the year ended December 31, 2018, revenues related to products originating from the Salar de Atacama represented 44% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement.

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

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the solutions remaining is sent to additional solar concentration ponds adjacent to the potassium concentration ponds. At this stage, the solution is concentrated and purified by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. The production capacity of our lithium carbonate facility at the end of 2018, following an expansion project was 70,000 metric tons per year. We are now beginning the preparation for the further expansion to 180,000 metric tons per year in the future.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production will also be subject to the extraction limit described in the Lease Agreement mentioned above. See “—Salar de Atacama Brine Deposits” and “Item 8.A.7 Legal Proceedings.”

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001 since 2005 and specifically under ISO 9001:2015 since September 2018.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have two lithium hydroxide plants, one of which entered into operations at the end of 2018, and have a total production capacity of 13,500 metric tons per year. These plants are located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The lithium hydroxide solution is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is filtered, dried and packaged for shipment to customers.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001 since 2007 and specifically under ISO 9001:2015 since September 2018.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 14% of our cost of sales in 2018.

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

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015, 2016 2017 and 2018, we executed supply contracts with Enel Chile S.A. as with Solgas, primarily to serve our operations at the Salar del Carmen and Coya Sur.

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

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% to 25.5% in 2017, and to the maximum rate of 27% in 2018.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by the Tax Reform on income and deferred taxes were applied to the income statement. For purposes of the Company’s statutory consolidated financial statements filed with the CMF, in accordance with the instructions issued by the CMF in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate were accounted for as retained earnings. The amount charged to equity as of December 31, 2014 was US$52.3 million, thereby giving rise to a difference of US$52.3 million in profit for the year and income tax expense as presented in the Company’s 2014 audited consolidated financial statements in its annual report on Form 20-F compared with profit and income tax expense as presented in the Company’s 2014 statutory consolidated financial statements filed with the CMF.

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

There are currently no material legal or administrative proceedings pending against us except as discussed under “Item 8.A.7 Legal Proceedings”, in Note 22.1 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile.”

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

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following:

At the end of 2018, the European Parliament, the Council of Member States of the European Union and the European Commission agreed to a new regulation for fertilizers. The new European regulation reduces the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, to 0.005%. In addition to this limit, the regulation incorporates maximum levels of other pollutants, such as heavy metals, and establishes a new procedure – called a conformity assessment – to be undertaken prior to the commercialization of fertilizers in Europe. The fertilizers that we sell contain less than 0.005% of perchlorate; however, the Food Chain Security unit of the General Health and Consumer Affairs Council initiated a revision of the perchlorate limits in food that have been in force and effect since June 2015, following the European Food Safety Authority’s (“EFSA”) evaluation of human exposure to perchlorate in food and in drinkable water. We expect a new definition of the new limits of perchlorates in food in the near term.

Under the requirements of Regulation (EC) No. 1907/2006, the records of potassium nitrate and sodium nitrate were updated according to the latest format IUCLID. In turn, during the year 2018, ten new registrations were made corresponding to the substances sold by our new subsidiary SQM International. The strategy for the implementation of the requirements of the Article 45 of Regulation (EC) No. 1272/2008 was defined, under which the Toxicological Information Centers must be informed about the composition of hazardous mixtures prior to their commercialization. For this implementation, an internal numerical code was developed for the identification of all the fertilizer mixtures sold by SQM Europe and SQM Iberian.

In August 2017, United States Environmental Protection Agency (“US-EPA”) published the Inventory Notification (Active-Inactive) Requirements regulation under the Toxic Substances Control Act which established that as of February 7, 2018, SQM North America Corp. must provide information with respect to all chemical substances imported into the United States during 2006-2016. In January 2018, this notification was made, and all substances sold are listed as active, which has been reported to customers who have requested it. In the United States, SQM North America re-certified before the Organic Materials Review Institute all products sold by it in this market.

In South Korea, SQM registered sodium nitrate under the K-REACH standard, using an Exclusive Representative to facilitate the regulatory compliance of our customers in this market. At the end of December 2018, an amendment to the K-REACH regulation was passed, pursuant to which all chemical substances are subject to registration. SQM is evaluating the regulatory change, which applies to four SQM products currently sold in South Korea, establishing the necessary alliances to facilitate compliance with this new requirement, which considers as a first stage a pre-notification in June 2019.

On August 8, 2018, Normative Instruction No. 39 became effective in Brazil, establishing definitions, requirements, specifications, guarantees, product registrations, authorizations, packaging, fertilizer product labels, mineral fertilizer tolerances, among others, repealing Normative Instruction No. 46 of 2016 and defining new requirements for exports to Brazil.

During 2018, the Ecuadorian Agricultural Quality Assurance Agency (AGROCALIDAD) made two modifications (resolutions 031 of March 2018 and 0218 of December 2018) to the general regulations for the registration and control of fertilizers. As a result of both modifications, SQM Ecuador had to adapt its fertilizer registration and labeling processes.

The opening of SQM Colombia during 2018 opened a new challenge for the processing of new fertilizer registrations. Currently, eight products are registered and work is being done on the definition of all the new products to be registered.

On October 9, 2018, NOM-018-STPS-2015 on the Harmonized System for the identification and communication of hazards and risks by hazardous chemical substances in the workplace came into effect in Mexico. SQM Mexico has implemented this regulation in all its productive tasks, in the Safety Data Sheets and in the labeling of applicable products.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C.   Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for SQMC, which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2018. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Argentina, Belgium, Brazil, China, Colombia, Ecuador, Mexico, Peru, South Africa, Spain, and other locations.	Market SQM’s products throughout the world	Various

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
TOCOPILLA
II Region
Maria Elena
Coya Sur
CALAMA
Salar de Atacama
Pedro de Valdivia
SALAR DE ATACAMA
Pampa Blanca
ANTOFAGASTA
Salar del Carmen
TALTAL
Republic of Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITIES AND TOWNS

MAP OF SQMs PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale : 1:3.500.000

Date : December 31, 2018

0 12,5 25 50 75 100 Kilometers

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

As of December 31, 2018, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 573,599 hectares. In addition, as of December 31, 2018, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 1,700 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2018, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 236,842 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 3,900 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2018, SQM Salar held Mining Exploration Concessions covering approximately 22,100 hectares and had applied for additional Mining Exploration Concessions of approximately 2,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

Concessions Generally

As of December 31, 2018, approximately 97% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 3% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted. Of the Mining Exploration Concessions, approximately 87% already have been granted pursuant to applicable Chilean law, and approximately 13% are in the process of being granted.

In 2018, we made payments of US$8.2 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2018:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,803	525,946	47	16,200	2,850	542,146
Region II	8,807	2,320,527	125	53,100	8,932	2,373,627
Region III and others	441	99,885	40	11,400	481	111,285
Total	12,051	2,946,358	212	80,700	12,363	3,027,058

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Exploration Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Caliche: Facilities and Reserves

Caliche: Facilities

During 2018, caliche ore mining operations were focused in the first region of Chile, and our Nueva Victoria mine was exploited at two sites: Tente en el Aire and Oeste. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and heap leaching operations at the María Elena site were suspended in October 2013, although iodine processing continued until 2017.

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

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2017, we continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. which were treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia. This process was discontinued at the end of 2017.

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

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2018 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	109.0	7.1%	377	Nitrate 6.0%
María Elena	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria	280.6	6.4%	423	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2018, are as follows:

Mine	Probable Reserves (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (2)
Pedro de Valdivia	334.7	7.3%	421	Nitrate 6.0%
María Elena	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria	1,020.7	5.3%	421	Iodine 300 ppm

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2018,” was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mr. Sergio Alarcón and Mr. Orlando Rojas.

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

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Los Domínicos No 7772, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 23.38% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 77.62% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2018, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2018, we carried out recategorizations of indicated resources in Tente en el Aire sectors, totaling 1,658 hectares, which is still in process. Our 2019 exploration program includes the exploration of the Tente en el Aire section, which totals 658 hectares, and the basic study of 4,110 hectares of the Hermosa Norte sector. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2018		2017		2016
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	33%	US$24/kg	21%	US$20/kg	17%	US$28/kg
Specialty Plant Nutrition	22%	US$722/ton	20%	US$722/ton	23%	US$784/ton
Industrial Chemicals	33%	US$797/ton	32%	US$809/ton	35%	US$770/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilites

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

Salar de Atacama: Reserves

Our in-house staff of hydrogeologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2018, based on law, geological exploitation, brine sampling and geostatistical analysis up to a depth of 300 meters of our total exploitation concessions, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)	Total Reserves (millions of metric tons)
Potassium (K+) (2)	46.1	42.0	88.1
Sulfate (SO4-2) (3)	39.0	45.2	84.2
Lithium (Li+) (4)	4.56	3.99	8.55
Boron (B3+) (5)	1.38	1.46	2.84

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 50%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in March 2019 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than 15 years of experience in the field of mining hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of EMI-Ingenieros y Consultores S.A., whose offices are located at Los Domínicos No 7772, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission for Mr. Rojas and Mr. Henríquez are attached hereto as Exhibit 99.2 and 99.3.

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

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity and effectiveness in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the on-site porosity data.
•	Grades: The brine concentration chemistry of the brine measured in the ponds is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, and the volume of brine, we determine the number of metric tons for each of the chemical ions being evaluated. Reserve classification is finally achieved by using geostatistical criteria and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

Proven reserves are defined as hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time.

Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

We consider chemical parameters to determine the process to be applied to the brines. These parameters are used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Lease Agreement (December 31, 2030). Considering the authorized maximum net brine production rates, we have performed hydrogeological simulations using numeric flow and transport models to estimate changes in the volume and quality of the brine during the life of the project, considering the ponds infrastructure projected and existing on January 1, 2019. According to these simulations, a total of 1.24 million metric tons of lithium and 14.9 million metric tons of potassium will be extracted from the producing wells. On the other hand, the proven and probable base reserve in situ, within the authorized area of environmental extraction (RCA 226/06), corresponds to 4.33 million metric tons of lithium and 30.4 million metric tons of potassium, enough to satisfy the demand of the project until the end of the concession.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

63

	2018		2017		2016
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	19%	US$322/ton	17%	US$282/ton	11%	US$263/ton
Lithium and Derivatives	57%	US$16,289/ton	71%	US$12,970/ton	66%	US$10,362/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 70,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 13,500 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

The following table provides a summary of our production facilities as of December 31, 2018:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	5.0	571.7
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	13.8	424.0
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47.492	Iodine: 13.0	6.6	523.7
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	10.5	7.1
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253.880	Nitrates: n/a Iodine: 3.2	13.6	226.3
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	10.8	1,554.1
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 70 Lithium hydroxide: 13.5	8.7	304.3
Tocopilla (11)	Port facilities	22	-	12.2	172.8

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 14,000 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

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

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2018, 2017 and 2016:

(in thousands, unless otherwise stated)	2018	2017	2016
Pedro de Valdivia(1)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (parts per million (ppm))	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	1.0	0.9	0.6

Maria Elena (2)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (ppm)	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	–	–	0.2

Coya Sur (3)
Metric tons of crystallized nitrate produced	699	613	573

Pampa Blanca (2)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria
Metric tons of ore mined	42,753	36,383	29,902
Iodine (ppm)	461	458	454
Metric tons of iodine produced	10.2	8.8	7.7

Salar de Atacama (4)
Metric tons of lithium carbonate produced	50.4	45	44
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,505	1,881	2,045

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the Pampa Blanca mine were suspended in March 2010. During 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long-term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP) and nitrates.

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

Computer System

In addition to the above-listed facilities, we operate varies computer and information systems linking our principal subsidiaries to our operating and administrative facilities throughout Chile, and other parts of the world, via two networks. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities and production process and maintenance control. The mainframe computing system is located at our offices in Santiago.

In addition, we have Cloud technologies, which allow us to support new business processes related to IoT (Internet of Things) and Advanced Analytics and enables the business to respond quickly and at low cost to changing conditions of the business and of the market.

An Advanced Analytical pilot was carried out in one of our production plants, which allowed to us to collect information to allow us to advance the predictive short-term and medium-term analysis and possible automation in the long term.

A cyber security review is being carried out to highlight possible risks and mitigate them. Process automation and digitalization projects were initiated at various sites, such as the Port of Tocopilla, with the objective of reducing operational risk, and improving security and operational efficiency, which also includes a modernization of current IT infrastructure and existing communications.

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

Trade and Other Accounts Receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market. These arise from sales operations involving products and/or services that we sell directly to our customers that were considered financial instruments measured at amortized cost, in accordance with the guidelines of IFRS 9.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. We apply the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

Previously, under IAS 39, an allowance for impairment loss is established for trade accounts receivable when there is objective evidence that we will not be able to collect all the amounts owed to us according to the original terms of accounts receivable. The Company calculates the allowance for doubtful accounts corresponding to receivables that are not guaranteed or insured as a function of the delays that may occur in the collection of such accounts.

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

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The Company operates and recognizes sales in countries other than Chile, and is subject to different tax regimes. These tax implications do not have a material impact on our effective tax rate.

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

The discount rate used for calculating obligations outside the United States was 4.6% and 5.1% for the periods ended as of December 31, 2018 and 2017, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2018 and 4.50% for 2017. The net balance of this obligation is presented under the “Provisions for employee benefits, non-current” line item.

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

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3 (hedging assets and liabilities) to our Consolidated Financial Statements. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

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

Contingencies

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

Overview of Our Results of Operations

We divide our operations into the following business lines:

•	the production and sale of specialty plant nutrients;
•	the production and sale of iodine and its derivatives;
•	the production and sale of lithium and its derivatives;
•	the production and sale of potassium, including potassium chloride and potassium sulfate;
•	the production and sale of industrial chemicals, principally industrial nitrates and solar salts; and
•	the purchase and sale of other commodity fertilizers for use primarily in Chile.

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

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our functional and presentation currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the euro, the South African rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 28 to our Consolidated Financial Statements.

We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2018, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$15.32 million (EUR13.3 million) and to sell South African rand for approximately US$17.06 million (ZAR240.5 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$108.0 million (Ch$75,035 million). Of the UF11.5 million outstanding bonds issued in the Chilean market, UF 8.5 million were hedged with cross-currency swaps to the U.S. dollar for approximately US$348 million as of December 31, 2018.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$348 million (Ch$241,944 million).

The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2018		2017		2016
	%	US$	%	US$	%	US$
Specialty plant nutrition	35%	781.8	32%	697.3	32%	623.9
Iodine and derivatives	14%	325.0	12%	252.1	12%	231.1
Lithium and derivatives	32%	734.8	30%	644.6	27%	514.6
Potassium	12%	267.5	18%	379.3	21%	403.3
Industrial chemicals	5%	108.3	6%	135.6	5%	104.1
Other products and services	2%	48.5	2%	48.5	3%	62.2

Total	100	2,265.8	100	2,157.3	100	1,939.3

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2018		2017		2016
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	2,265.8	100.0	2,157.3	100.0	1,939.3	100.0
Cost of sales	(1,483.5)	65.5	(1,394.8)	64.7	(1,328.3)	68.5
Gross profit	782.3	34.5	762.5	35.3	611.0	31.5
Other income (1)	32.0	1.4	17.8	0.8	15.2	0.8
Administrative expenses	(118.1)	5.2	(101.2)	4.7	(88.4)	4.6
Other expenses (2)(3)(4)(5)	(36.9)	1.6	(53.6)	2.5	(82.5)	4.3
Net impairment gains or reversal (losses) of financial assets	3	-	(8)	-	(7.2)	-
Other gains (losses)	6.4	0.3	0.5	0.0	0.6	0.0
Finance income	22.5	1.0	13.5	0.6	10.1	0.5
Finance expenses	(59.9)	2.6	(50.1)	2.3	(57.5)	3.0
Equity income of associates and joint ventures accounted for using the equity method	6.4	0.3	14.5	0.7	13.0	0.7
Foreign currency exchange differences	(16.6)	0.7	(1.3)	0.1	0.4	0.0
Income before income tax expense (2)(3)	621.0	27.4	594.6	27.6	414.9	21.4
Income tax expense	(179.0)	7.9	(166.2)	7.7	(133.0)	6.9

Profit attributable to:
Controlling interests (2)(3)	439.8	19.4	427.7	19.8	278.3	14.3
Non-controlling interests	2.2	0.1	0.7	0.0	3.6	0.2
Profit for the year (2)(3)	442.1	19.5	428.4	19.9	281.9	14.5

(1)	Other income for 2018 includes pre-tax income of US$14.5 million related to the sale of our interest in the Minera Exar S.A. lithium project in Argentina.
(2)	Other expenses for 2016 includes a charge of US$32.8 million for impairment related to the closure of our train between Coya Sur and Tocopilla. Other expenses for 2016 also includes charges of approximately US$30.5 million related to our agreement with the DOJ and the administrative cease and desist order issued by the SEC in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.” and “Item 8.A.7 Legal Proceedings.”
(3)	Other expenses for 2017 include a charge of US$20.4 million relating to payment by our subsidiary SQM Salar to Corfo after entering into the Corfo Arbitration Agreement to terminate the arbitration proceedings and amend the existing Lease Agreement and Project Agreement. For more information, see “Item 8.A.7 Legal Proceedings.”
(4)	Other expenses include the rent under lease contract with Corfo, which is described in Note 18.2 of the Consolidated Financial Statements. The payment made to Corfo were US$84.8 million in 2018, US$32.3 million in 2017, US$11.5 million in 2016, US$6.3 million in 2015, and US$6.2 million in 2014.
(5)	As a result of the adoption of IFRS 9, a reclassification was made to present gains on reversal (losses) separately from other expenses as function. The corresponding reclassifications for prior periods are described in Note 2.4 of the Consolidated Financial Statements.

Results of Operations – 2018 compared to 2017

Revenues

Revenues increased by 5.0% to US$2,265.8 million in 2018 from US$2,157.3 million in 2017. The main factors that caused the increase in revenues and variations in different product lines are described below.

Lithium and Derivatives

Lithium and derivatives revenues increased 14.0% to US$734.8 million in 2018 from US$644.6 million in 2017. Set forth below are sales volume data for the specified years:

(in Th. MT)	2018	2017	% Change
Lithium and derivatives	45.1	49.7	-9%

The lithium market continued its strong growth in 2018, with total lithium demand increasing by over 27% according to our estimates. Supply did not keep the same pace, and therefore market conditions remained tight. Our sales volumes decreased in 2018 when compared to 2017 as a result of the delayed completion and ramp-up of our plant expansion to 70,000 metric tons, which took approximately five weeks more than anticipated mainly due to the calibration and fine tuning of some of the new components. During this period, the plant produced approximately 4,000 MT less battery grade product than originally anticipated.

Average prices in this business line increased 25.6% in 2018 compared to average prices during 2017, reaching almost US$16,300/MT compared to average prices of approximately US$13,000/MT in 2017.

Specialty Plant Nutrition

Specialty plant nutrition revenues increased 12.1% to US$781.8 million in 2018 from US$697.3 million in 2017. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2018	2017	% Change
Potassium nitrate and sodium potassium nitrate	673.4	601.4	12%
Specialty blends	242.5	209.0	16%
Other specialty plant nutrients (*)	141.6	129.1	10%
Sodium nitrate	25.0	26.7	-6%

* Includes trading of other specialty fertilizers.

We sell various products within the specialty plant nutrition business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our sales volumes in this business line increased 12.0% in 2018 compared to 2017 primarily due to demand growth and limited supply from our competitors.

Average prices in the specialty plant nutrition business line were US$722/MT in 2018, the same as prices reported in 2017.

Iodine and Derivatives

Iodine and derivatives revenues increased 28.9% to US$325.0 million in 2018 from US$252.1 million in 2017. Set forth below are sales volume data for the specified years:

(in Th. MT)	2018	2017	% Change
Iodine and derivatives	13.3	12.7	5%

Our sales volumes in this business line increased by approximately 5.1% in 2018 when compared to 2017, primarily as a result of higher demand and increased average prices.

Average prices during 2018 increased over 22.6% compared to 2017, reaching US$24/kilogram.

Potassium

Potassium revenues decreased 29.5% to US$267.5 million in 2018 from US$379.3 million in 2017. Set forth below are sales volume data for the specified years:

(in Th. MT)	2018	2017	% Change
Potassium chloride and potassium sulfate	831.8	1,344.3	-38%

Our revenues in the potassium chloride and potassium sulfate business line were impacted by reduced sales volumes in 2018. As anticipated, sales volumes decreased over 38% during 2018 as a result of our production limitations as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Furthermore, as a result of environmental compliance plan that was approved by the Chilean Environmental Authority (SMA) at the end of the year, we are temporarily extracting less brine than we had in the past. as we focused our production efforts in the Salar de Atacama on increasing lithium yields. The potassium chloride demand increased an additional 2 million metric tons in 2018, reaching almost 66 million metric tons. As result, potash prices increased slightly during the year. Average prices in the potassium chloride and potassium sulfate business line increased approximately 14% during 2018 when compared to 2017, reaching US$322/MT.

Industrial Chemicals

Industrial chemicals revenues decreased 20.1% to US$108.3 million in 2018 from US$135.6 million in 2017. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2018	2017	% Change
Industrial chemicals	135.9	167.6	-19%

Revenues in the industrial chemicals business line decreased as a result of lower sales volumes. These lower sales volumes were primarily related to decreased sales volumes of solar salts, which totaled 47,000 metric tons this year, in line with our estimated volumes for the year, but lower than the 88,000 metric tons sold in 2017.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income was the same in 2018 and 2017, reaching US$48.5 million.

Cost of Sales

Our overall cost of sales increased 6.3% to US$1,483.5 million in 2018, which represented 65.5% of revenues, from US$1,394.3 million in 2017, which represented 64.7% of revenues. The main factors that caused the increase in cost of sales and variations in different product lines are described below.

Lithium and Derivatives

Lithium and derivatives cost of sales increased 67.5% to US$316.9 million in 2018 from US$189.2 million in 2017, primarily as result of higher lease payments to Corfo, and operating our production plant at full capacity for the majority of the year. The average cost of sales in the lithium and derivatives business line was US$6,100.4/MT in 2018, an increase of almost 60.2% from US$3,807.8/MT in 2017.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. In regard to lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price (See Note 25.2 for the disclosure of lease payments made to CORFO for all periods presented.):

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%

Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 10.4% to US$613.3 million in 2018 from US$555.4 million in 2017, as a result of increased sales volumes in 2018. The average cost of sales in the specialty plant nutrition business line was US$546/MT in 2018, lower than US$575/MT in 2017.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 8.9% to US$217.5 million in 2018 from US$199.8 million in 2017, as a result of increased sales volumes in 2018. The average cost of sales in the iodine and derivatives business line was US$15.4/kilogram in 2018, a decrease of 2.6% from US$15.8/kilogram in 2017.

Potassium

Potassium cost of sales decreased 30.7% to US$217.4 million in 2018 from US$313.7 million in 2017, as a result of decreased sales volumes. The average cost of sales in the potassium business line was US$236.4/MT in 2018, a slight decrease from US$233.3/MT in 2017.

Industrial Chemicals

Industrial chemicals cost of sales decreased 20.5% to US$73.0 million in 2018 from US$91.8 million in 2017, as a result of decreased sales of solar salts. The average cost of sales in the industrial chemicals business line was US$518.1/MT in 2018, a decrease of 5.4% from US$547/MT in 2017. This decrease in cost was a result of a change in product mix.

Gross Profit

Gross profit increased 2.6% to US$782.3 million in 2018, which represented 34.5% of revenues, from US$762.5 million in 2017, which represented 35.3% of revenues. As discussed above, this increase is attributable to the increase in revenues as a result of significantly higher lithium prices and higher sales volumes of specialty plant nutrients and iodine and derivatives.

Other Income

Other income increased 79.8% to US$32.0 million in 2018, which represented 1.4% of revenues, from US$17.8 million in 2017, which represented 0.8% of revenues. Other income for 2018 included pre-tax income of US$14.5 million related to the sale of our interest in the Minera Exar S.A. lithium project in Argentina. As a percentage of revenues, other income remained very similar between 2018 and 2017.

Administrative Expenses

Administrative expenses increased 16.7% to US$118.1 million in 2018, which represented 5.2% of revenues, from US$101.2 million in 2017, which represented 4.7% of revenues, due to increased revenues.

Other Expenses

Other expenses decreased 44.9% to US$33.9 million in 2018, which represented 1.5% of revenues, from US$61.6 million in 2017, which represented 2.9% of revenues. This decrease was primarily attributable to a charge of approximately US$20.4 million related to payment made by our subsidiary SQM Salar S.A. to Corfo after entering into the Corfo Arbitration Agreement and accounted for in our 2017 consolidated financial statements.

Other Gains (Losses)

Other gains increased to US$6.4 million in 2018, which represented 0.28% of revenues, from US$0.5 million in 2017, which represented 0.03% of revenues.

Finance Income

Finance income increased 66.9% to US$22.5 million in 2018, which represented 1.0% of revenues, from US$13.5 million in 2017, which represented 0.6% of revenues, due to higher interest rates earned on our investments and higher investments volumes during 2018.

Finance Expenses

Finance expenses increased 19.5% to US$59.9 million in 2018, which represented 2.6% of revenues, from US$50.1 million in 2017, which represented 2.3% of revenues, due to increased levels of debt that we had outstanding during 2018.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method decreased 56.1% to US$6.4 million in 2018, which represented 0.3% of revenues, from US$14.5 million in 2017, which represented 0.7% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$16.6 million in 2018, which represented 0.7% of revenues, compared with a loss of US$1.3 million in 2017, which represented 0.1% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program. During 2018, the Chilean peso depreciated 13.2% against the U.S. dollar.

Profit Before Taxes

Profit before taxes increased by US$26.4 million, or 4.4%, to US$621.0 million in 2018 from US$594.6 million in 2017. This increase was primarily attributable to increase in revenues by US$108.5 million, a decrease in other expenses by US$27.7 million and an increase in other income by US$14.2 million, partially offset by an increase in cost of sales by US$88.7 million and an increase in administrative expenses by US$17.0 million, as described above.

Income Tax Expense

Income tax expenses increased 7.7% to US$179.0 million in 2018, representing an effective tax rate of 28.8%, compared to US$166.2 million in 2017, representing an effective tax rate of 27.9%. The effective Chilean corporate tax rate was 25.5% during 2017 and increased to 27% during 2018. The difference between the statutory and effective tax rates was primarily due to a decrease related to tax effect of tax rates outside Chile and non-deductible expenses as detailed in the Note 30.3 to our Consolidated Financial Statements.

Profit for the Year

Profit for the year increased 3.2% to US$442.1 million in 2018 from US$428.4 million in 2017, primarily due to higher average prices in the lithium business line, higher specialty plant nutrient sales volumes, and higher average prices and sales volumes in the iodine business line. These factors offset the impact of the lower sales volumes of potassium chloride.

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

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$1.3 million in 2017, which represented 0.06% of revenues, compared with a profit of US$0.5 million in 2016, which represented 0.2% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program. During 2017, the Chilean peso appreciated 8.0% against the U.S. dollar.

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

Income Tax Expense

Income tax expenses increased 25.0% to US$166.2 million in 2017, representing an effective tax rate of 27.9%, compared to US$133.0 million in 2016, representing an effective tax rate of 32.0%. The effective Chilean corporate tax rate was 24.0% during 2016 and increased to 25.5% during 2017. The difference between the statutory and effective tax rates was primarily due to a decrease related to tax effect of tax rates outside Chile and non-deductible expenses as detailed in the Note 30.3 to our Consolidated Financial Statements.

Profit for the Year

Profit for the year increased 52.0% to US$428.4 million in 2017 from US$281.9 million in 2016, primarily as a result of significantly higher lithium prices and increased sales volumes in specialty plant nutrients, iodine and derivatives and industrial chemicals business lines.

5.B.   Liquidity and Capital Resources

As of December 31, 2018, we had US$868.8 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2018, we had US$481 million of unused uncommitted working capital credit lines.

Shareholders’ equity decreased to US$2,137.8 million as of December 31, 2018 from US$2,247.5 million as of December 31, 2017. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 1.00 as of December 31, 2018 from 0.91 as of December 31, 2017.

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

The table below shows our cash flows for 2018, 2017 and 2016:

(in millions of US$)	2018	2017	2016
Net cash from operating activities	524.8	758.3	633.7
Net cash used in financing activities	(387.3)	(411.9)	(816.4)
Net cash from (used in) investing activities	(187.0)	(248.1)	162.4
Effects of exchange rate fluctuations on cash and cash equivalents	(24.9)	17.5	7.8
Net increase (decrease) in cash and cash equivalents	(74.4)	115.8	(12.6)

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

The Board of Directors approved a capital expenditures plan for 2019 of approximately US$360 million in connection with investments to be made in Chile and abroad. The 2019 capital investment program is primarily focused on the maintenance and expansion of our production facilities as well as investment in new projects. Our 2019 capital investment program does not require external financing but we evaluate from time to time whether to access capital markets in order to optimize our financial position. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. The Board of Directors approved payment of dividends of US$542 million and US$370 million during 2018 and 2017, respectively. In the consolidated statement of cash flows, we reported dividends paid of US$550 and US$374 during 2018 and 2017, respectively. The difference in the amounts of dividends paid set forth in the consolidated statement of cash flows, and the amount approved by the Board, is due to the differences in the exchange rate. For a disclosure of our 2018 dividend policy and payments, see “Item 8.A.8. Dividend Policy”.

The Dividend Policy proposal for 2019 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 25, 2019.

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, increased to 4.32 as of December 31, 2018 from 3.29 as of December 31, 2017. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2018.

Debt Instrument (1)	Current Amount (ThUS$)	Non-Current Amount (ThUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
Bilateral loan — US$70 million			3.98%	May 29, 2019	May 29, 2023	Bullet
5.50% Notes due 2020 — US$250 million	2,288	249,869	5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$300 million	2,044	247,798	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.375% Notes due 2025 — US$250 million	4,215	297,994	4.38%	Oct. 28, 2014	Jan. 28, 2025	Bullet
Series H Bond — UF 4 million.	3,617	157,312	4.90%	Jan. 05, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	867	58,636	3.80%	Feb. 01, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1,772	118,927	3.25%	April 6, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	342	118,943	3.45%	Nov. 8, 2018	Jun. 15, 2038	Bullet

(1) With the exception of the Series Q bond, UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

As of December 31, 2018, we had total financial debt of US$1,330 million compared to US$1,031 million as of December 31, 2017. Of the total short-term debt as of December 31, 2018 was US$23.6 million, and as of December 31, 2017 was US$220.3 million.

As of December 31, 2018, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and with the exception of our Series Q Bonds, all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.

The following table shows the maturities of our nominal long-term debt by year as of December 31, 2018 (in millions of US dollars):

Maturity (1)	Amount
2019	7.2
2020	264.4
2021	14.4
2022	14.4
2023 and thereafter	1,025.8
Total	1,326.3

(1) Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2018 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2018, a market value of US$3.8 million against SQM.

On April 5, 2018, we placed and sold on the Chilean stock market an issue of Series P bonds for a total amount of UF 3,000,000 (approximately US$135 million). The Series P bonds (i) have a maturity date of January 15, 2028, (ii) will accrue interest at the rate of 3.25% per annum on the unpaid capital, expressed in UF, from January 15, 2018 and (iii) have an early redemption option from April 5, 2018.

On November 8, 2018, we placed and sold on the Chilean stock market an issue of Series Q bonds for a total amount of UF 3,000,000 (approximately US$123.6 million). The Series Q bonds have a: (i) maturity date of June 1, 2038, (ii) will accrue interest at a rate of 3.45% per annum on the unpaid capital, expressed in UF, from June 1, 2018 and (iii) have an early redemption option from November 8, 2018.

Environmental and Occupational Safety and Health Projects

We spent US$26.2 million on environmental, safety and health projects in 2018. We have budgeted approximately US$23.0 million in 2019 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

Non-IFRS Financial Measures

This annual report makes reference to certain non-IFRS financial measures, namely EBITDA and adjusted EBITDA. These non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBITDA represents Profit for the Year + Depreciation and Amortization Expenses + Finance Costs + Income Tax and Adjusted EBITDA is defined as EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. We have included EBITDA and adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBITDA and adjusted EBITDA are important supplemental measures of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

EBITDA and adjusted EBITDA have important limitations as analytical tools. For example, EBITDA and adjusted EBITDA do not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us. See also note 19.1 of the Consolidated Financial Statements.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the year ended December 31, 2018, 2017, 2016
	2018	2017	2016
	(ThUS$)	(ThUS$)	(ThUS$)
Profit for the Year	442,063	428,417	281,924
(+) Depreciation and amortization expenses	221,499	240,526	249,792
(+) Finance costs	59,914	50,124	57,498
(+) Income tax	178,975	166,173	132,965
EBITDA	902,451	885.240	722,179
(-) Other income	32,048	17,827	15,202
(-) Other gains (losses)	6,404	543	679
(-) Share of Profit of associates and joint ventures accounted for using the equity method	6,351	14,452	13,047
(+) Other Expenses by Function	36,907	53,600	82,533
(+) Net impairment gains on reversal (losses) of financial assets	(2,967)	8,038	7,198
(-) Finance income	22,533	13,499	10,129
(-) Currency differences	(16,597)	(1,299)	460
Adjusted EBITDA	885,652	901,856	772,393

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

5.D.   Trend Information

Our revenues increased 5.0% to US$2,265.8 million in 2018 from US$2,157.3 million in 2017. Gross profit increased 2.6% to US$782.3 million in 2018, which represented 34.5% of revenues, from US$762.5 million in 2017, which represented 35.3% of revenues. Profit attributable to controlling interests increased 2.8% to US$439.8 million in 2018 from US$427.7 million in 2017.

We saw lower sales volumes in the lithium business line in 2018 compared to 2017 as a result of delayed completion of ramp-up of our lithium carbonate plant expansion to 70,000 metric tons. The lithium market continued its strong growth in 2018, with total demand growth surpassing 27% according to our estimates. Average prices in this business line were 25.6% higher in 2018 when compared to average prices seen during 2017. New supply is entering the market, which could impact our ability to maintain this price premium in 2019. However, there are several lithium grades of different qualities available in the lithium market, and not all products are sold at the same price. We do not believe that all lithium supply entering the market is suitable for all customers. We will focus on providing a high-quality grade lithium to our customers in 2019. We will also rebuild some inventories this year, and as a result of this, we believe our sales volumes in 2019 could be slightly higher than sales volumes seen in 2018. Demand growth in 2018 and continuing into 2019 was led by demand related to batteries for electric vehicles. We believe that full electric vehicle penetration rates reached 2% in 2018, and this number is expected to over double in the next five years. Demand in 2019 is expected to be at least 20% greater than total demand in 2018.

Our sales volumes in the specialty plant nutrition business line increased 12.0% in 2018 compared to 2017, while average prices were flat, increasing by a mere 0.07%. As a result of the higher sales volumes, our revenues in this business line increased by 12.1%. Higher sales volumes seen during 2018 were due to demand growth and limited supply from our competitors. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our strategy in this business line has been to focus primarily on the water-soluble fertilizer market, which in general yields higher margins and has more growth potential.

Our sales volumes in the iodine business line increased 5.1% in 2018. We also saw prices increase during 2018; we closed the fourth quarter with average prices of almost US$26/kg, exceeding our original expectations. Average prices in 2018 were 22.6% higher than the average prices seen in 2017. Increased sales volumes and higher prices resulted in an increase of 28.9% in our revenues for this business line. According to our estimates, the global iodine demand grew slightly in 2018 reaching almost 36,300 MT and we increased our market share to over 36%.

Our sales volumes in the potassium business line decreased by 38.1% in 2018 compared to 2017. These lower sales volumes were a result of our production limitations as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Furthermore, as a result of environmental compliance plan that was approved by the Chilean Environmental Authority (SMA) in January 2019, at the end of the year, we are temporarily extracting less brine than we had in the past. We had previously announced that potassium chloride and potassium sulfate sales volumes could decrease significantly in 2019 when compared to 2018, we now believe that sales volumes for 2019 will be below 500,000 metric tons. Average prices in the potassium chloride and potassium sulfate business line increased approximately 14.0% during 2018 when compared to 2017, reaching US$322/MT. The higher prices reflected the stronger global demand for potassium chloride in 2018, reaching almost 66 million metric tons.

Our sales volumes in the industrial chemicals product line decreased 18.9% in 2018 compared to 2017, as a result of lower sales volumes of solar salts. Solar salts sales depend on the ramp up of the concentrated solar power plants (CSP) projects and we expect our sales volumes in 2019 to be approximately 50,000 metric tons, very similar to the 47,000 metric tons sold in 2018.

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

5.F.   Tabular Disclosure of Contractual Obligations

The following tables show our material expected obligations and commitments as of December 31, 2018 (in millions of US dollars):

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	years	5 years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial liabilities (1)	1,682.5	65.5	360.1	543.3	713.6
Operating leases	2,051	188.6	338.5	338.5	1,185
Purchase commitments (2)	59.9	59.9	-	-	-
Staff severance indemnities	28.2	-	-	-	28.2
Total contractual obligations and commitments	3,821.2	314	698.6	881.8	1,926.8

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

Each of the six members of the current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 27, 2018. Between January 1, 2018 and April 27, 2018, Messrs. Eugenio Ponce L., Gerardo Jofré M. and Fernando Massu T. served as Board members. Between January 1, 2018 and January 24, 2018, Robert Kirkpatrick and Joanne Boyes served as Board members. On January 24, 2018, Mr. Darryl Stann was appointed as a director replacing Ms. Joanne Boyes. On February 19, 2018, Mr. Mark F. Fracchia was appointed as a director replacing Mr. Kirkpatrick. On December 5, 2018, Messrs. Stann and Fracchia presented to the Board of Directors their resignations from the positions as directors of SQM. As a result of the resignations of Mr. Stann and Mr. Fracchia, there are currently two vacancies on the Board, and pursuant to the Company’s By-laws, the entire Board of Directors will be elected at the next Annual General Shareholders’ Meeting on April 25, 2019 for new three-year terms.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Alberto Salas M.	Chairman of the Board and Director. Mr. Salas earned a degree in Mining Civil Engineering from the Universidad de Chile and holds a post-graduate degree in Corporate Finance from Adolfo Ibáñez University, Chile. He is a Board member of Cia. Minera Valle Central, CAP Minería, ENAEX S. A. and Amerigo Resources Ltd. He is also president of the Mining Engineers-Foundation University of Chile, the Chilean Pacific Foundation, the Inter-American Mining Society and the Latin American Mining Organization. He is currently chairman of the National Institute of Professional Training (INACAP).	April 2018

Patricio Contesse F.	Vice Chairman of the Board and Director. Mr. Contesse is a lawyer with a degree from the Pontificia Universidad Católica de Chile. Previously, he served as a Board member of SQM during 2013 until 2015. Since 2011, he has been Board member and held senior executive positions in Pampa Group, where he is currently Vice Chairman of Pampa Calichera, Oro Blanco, Potasios de Chile and Norte Grande, as well as a Board member of Nitratos de Chile.	April 2018

Hernán Büchi B.	Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.	April 2017

Laurence Golborne R.	Director. Mr. Golborne earned a degree in Industrial Civil Engineering from the Universidad Católica de Chile. He is a member of the Board of Ripley Corp. S.A., Construmart S.A., and Aventura S.A. (Perú), a Board Adviser of Sociedad Inversiones Arrigoni S.A. and Metalúrgica Arrigoni S.A., and President of Tavamay S.A. (Paraguay). Previously, Mr. Golborne was Chilean Minister of the State during 2010-2012, CEO of Cencosud S.A., and Corporate Director of Finance at Gener S.A., among other roles in various companies.	April 2018

Name	Position and relevant experience	Current position held since
Gonzalo Guerrero Y (1).	Director. Mr. Guerrero Yamamoto earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute Board member of Integramédica S.A. for more than seven years and was a Director of Inversiones Oro Blanco S.A., Asfaltos Chilenos S.A. and VNT S.A. (Vantrust Capital Asset Management), among others, until April 2016. Currently, he is an Executive Board member of Guerrero and Associates, and a Board member of Sanasalud S.A., Club Deportivo Palestino SADP and SMA Clínica Internacional S.A. (Peru).	April 2017

Arnfinn F. Prugger	Director. Dr. Prugger is former Vice President, Technical Services of Potash Corporation of Saskatchewan, now Nutrien, retiring from this position on January 30, 2018. He has worked in the potash industry for over 40 years and has a wide range of senior-level experience in mining, mine operations and potash exploration. Dr. Prugger is currently a Canadian Institute of Mining (CIM) Distinguished Lecturer.	April 2015

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Ricardo Ramos R.	Chief Executive Officer. Mr. Ramos earned an industrial engineering degree from the Pontificia Universidad Católica de Chile. In 1989, he joined SQM as Finance Advisor and served as Chief Financial Officer and Vice President of Corporate Services from 1994 until 2018, before assuming his current role in January 2019.	January 2019

Gerardo Illanes G. (2)	Chief Financial Officer. Mr. Illanes earned an engineering degree from the Universidad Católica de Chile and a Master of Business Administration from Emory University's Goizueta Business School. In 2006, he joined SQM and has served in several positions within the finance area at our headquarters in Santiago, Chile and in subsidiaries around the world. Mr. Illanes is also a member of the Board of Soquimich Comercial. In May 2016, he became Vice President of Finance, and assumed his current role in October 2018.	October 2018

Name	Position and relevant experience	Current position held since
Gonzalo Aguirre T.	General Counsel. Mr. Aguirre earned a degree in law from the Universidad Católica de Chile and a Master of Laws (LL.M) degree from Georgetown University Law Center. He joined SQM in April 2016 and has served as Legal Vice President since September 2016. Prior to joining SQM, he worked at SunEdison as Head of Legal for Latin America and at AES Gener, where he served as a counsel on corporate and project matters. Prior to his in-house experience, he worked for Carey, Paul Hastings LLP (as an international legal consultant) and Vial and Palma, where his practice focused on corporate and financial matters. He is admitted to practice in Chile and in Washington, D.C., as a special legal consultant.	September 2016

Pablo Altimiras C.	Vice President of Lithium and Iodine Business. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Development and Planning.	October 2018

José Miguel Berguño C. (3)	Vice President of Operations, Nitrates and Iodine. Mr. Berguño earned an engineering degree and Master of Business Administration from the Universidad Católica de Chile. In 1998, he joined SQM as Planning Engineer. In 2001, he served as Supply Chain Manager, and in 2006 he was Human Resources Manager. From 2010 to 2011, he was the National Director of Science under the Minister of Labor. In 2012, he was Human Resources Manager for Vitamina Work Life. In 2013, he resumed his role as Supply Chain Manager at SQM, and in 2016 took on the position of Vice President of Human Resources and Performance. In 2019, he became Vice President of Operarions of Nitrates and Iodine.	March 2019

Frank Biot	Vice President of Nitrates and Potassium Business Mr. Biot earned a Master in Applied Economics from the University of Antwerp in Belgium and a Master of Business Administration from the Catholic University of Leuven. In 1984, he joined Nitrate Corporation of Chile Ltd. in London. In 1991, he was promoted to President of SQM Europe at SQM’s regional headquarters for Europe, Africa, Asia and Oceania. In 2000, he assumed the position of Commercial Vice President Specialty Plant Nutrition.	October 2018

Name	Position and relevant experience	Current position held since
Carlos Díaz O.	Vice President of Operations, Potassium and Lithium. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division. He was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices. In 2006, he became our Logistics Manager, and in 2019 he became Vice President of Operations, Potassium and Lithium.	March 2019

Raul Puerto M.

Internal Audit Manager. He earned a Master of Business Administration from the University of Chile and Tulane University and an industrial engineering degree from the Pontificia Universidad Javeriana de Colombia. Mr. Puerto has 20 years of experience in audit, risk management, internal control, and compliance, having worked in AngloAmerican, BHP, and Deloitte, leading Internal Audit, Risk Management and other Administrative areas in Chile and Latin America.

January 2016

Francisco Sanchez V.	Risk Management and Compliance Officer. Mr Sanchez earned and engineering degree and is candidate for a Master of Business Administration, both from the Pontificia Universidad Católica de Chile. He joined SQM in 2008 as a Management Control Engineer, then he worked in Finance in Soquimich Comercial S.A., and in 2012 he was promoted to Finance Director, first for SQM Mexico, and then for the Latin America region. In 2017, he assumed the position of Compliance Project Director.	April 2019

(1)	As of December 31, 2018, Mr. Guerrero beneficially owned 1,353 of SQM´s shares.
(2)	As of December 31, 2018, Mr. Illanes beneficially owned 800 of SQM’s shares.
(3)	As of December 31, 2018, Mr. Berguño beneficially owned 380 of SQM’s shares.

6.B. Compensation

At the Ordinary Shareholders’ Meeting held on April 27, 2018, shareholders approved the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.

During 2018, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman, the fee amounted to UF 400 per month. For the remaining seven directors, the fee amounted to UF 350 per month. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.12% of the total net profit that the Company obtained during the 2018 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2018 total net profit of the Company.

In addition, during 2018, members of the Directors’ Committee were paid UF 113 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained in 2018 fiscal year.

During 2018, the members of the Safety, Health and Environmental and the Corporate Governance Committees received UF 50 per month, regardless of the number of sessions held.

During 2018, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (CH$)	SQM Directors' Committee (CH$)	SQM Health, Safety and Environment Committee (CH$)	Corporate Governance Committee (CH$)	SQMC Board Meeting (CH$)	Total (CH$)
Alberto Salas Muñoz	76,419,796	21,588,591	0	0	0	98,008,387
Patricio Contesse Fica	66,867,323	0	9,552,476	0	0	76,419,799
Joanne L. Boyes	126,839,873	42,726,820	0	0	0	169,566,693
Hernán Büchi Buc	248,591,324	21,588,590	6,725,916	16,278,392	0	293,184,222
Mark Fracchia	121,751,455	0	0	9,552,476	0	131,303,931
Laurence Golborne Riveros	66,867,323	21,588,591	0	0	0	88,455,914
Gonzalo Guerrero Yamamoto	243,231,561	0	14,938,485	0	0	258,170,046
Gerardo Jofré Miranda	181,723,866	61,695,408	0	6,725,916	0	250,145,190
Robert A. Kirkpatrick	126,839,873	0	0	2,681,154	0	129,521,027
Fernando Massu Taré	176,339,126	59,676,130	0	0	0	236,015,256
Luis Eugenio Ponce Lerou	430,139,181	0	0	0	9,790,063	439,929,244
Arnfinn F. Prugger	248,591,321	0	16,278,392	0	0	264,869,713
Darryl Stann	121,751,455	18,968,836	0	13,597,238	0	154,317,529
Total	2,235,953,477	247,832,966	47,495,269	48,835,176	9,790,063	2,589,906,951

For the year ended December 31, 2018, the aggregate compensation paid to our 123 principal executives based in Chile was US$27.9 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees based on individual performance, company performance and short-term indicators. We provide executives with an annual and a long-term bonus plan. Their incentives are based on target achievement, individual contribution to the Company’s operating results, and the Company’s performance. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

As of December 31, 2018, we had a provision related to all of the incentive programs in the aggregate of US$28.9 million.

We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2021. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the previous Annual Ordinary Shareholders’ Meeting held on April 27, 2018 for three year terms expiring in April 2021. However, due to the resignations of two directors in December 2018, the entire Board of Directors will be elected at the next Annual General Shareholders’ Meeting on April 25, 2019 for three year terms expiring in April 2022.

The members of the Board of Directors are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2018, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.

Between January 1, 2018 and January 24, 2018, our Directors’ Committee was comprised of three Directors: Mr. Gerardo Jofré M., Mr. Fernando Massu T. and Ms. Joanne L. Boyes. Messrs. Messrs. Jofré and Massu met the NYSE independence and Chilean independence requirements for audit committee members. Ms. Boyes, who was an executive officer of Nutrien (formerly PCS prior to the merger with Agrium Inc. on January 1, 2018) met the Chilean independence requirements for Directors Committee members, but not the NYSE independence standards for audit committee members and during her service on our Directors’ Committee, served as an observer on audit committee matters. On January 24, 2018, Ms. Boyes resigned from her position as director of SQM. On the same day, Mr. Darryl Stann was appointed as a director, replacing Ms. Boyes.

Since April 27, 2018, our Directors’ Committee was comprised of three Directors Mr. Hernán Büchi B., Laurence Golborne R. and Alberto Salas M. Each of the three members met the NYSE and Chilean independence requirements for audit committee members.

During 2018, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act; (viii) the report on internal control of the Company and (ix) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2018.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2018 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2018 business year.

(b)	Examined the information regarding the transactions with related parties.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Credit Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(d)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No. 18,046.

On April 27, 2018, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the annual remuneration of the members of the Committee. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting. During 2018, the Committee incurred expenses of approximately US$680,400 related to the advisory services of Internal Audit and SOX Audit.

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

This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee (see Board practices above) that is responsible for reviewing management’s compensation.

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

SQM does not have equity compensation plans. However, as mentioned in Item 6.B. Compensation, SQM does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Financial Market Commission.

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
303A.12

Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with any applicable provisions of Section 303A; and (c) submit an executed Written Affirmation annually to the NYSE.   In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. The annual and interim Written Affirmations must be in the form specified by the NYSE.

Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).
303A.13	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Not specified in the Chilean regulations.

6.D. Employees

As of December 31, 2018, we had 5,290 permanent employees, 353 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.4 years.

		As of December 31,
	2018	2017	2016
Employees in Chile	4,937	4,630	4,535
Employees outside of Chile	353	291	216
Total employees	5,290	4,921	4,751

As of December 31, 2018, 65% of our permanent employees in Chile were represented by 22 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health death and disability benefits, among others.

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

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. As of December 31, 2018, we concluded renegotiations of 17 collective bargaining agreements with 14 unions. As a result, these collective bargaining agreements were renegotiated for the duration of three years. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E. Share Ownership

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the shareholdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of April 1, 2019 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
Inversiones TLC Spa(1)	62,556,568	43.80%	—	—	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (2) (3)	44,894,152	31.43%	9,593,154	7.97%	20.70%
The Bank of New York	—	—	32,210,049	26.76%	12.24%
Potasios de Chile S.A. (3)	18,179,147	12.73%	—	—	6.91%
Banco de Chile por Cuenta de Terceros No Residentes	177,468	0.12%	10,683,956	8.88%	4.13%
Inversiones Global Mining Chile Ltda. (3)	8,798,539	6.16%	—	—	3.34%
Banco Itau Corbanca por Cuenta de Inversionistas Extranjeros	—	—	8,365,633	6.95%	3.18%
Banco Santander por cuenta de Inversionistas por extranjeros	—	—	7,509,618	6.24%	2.85%
BanChile Corredora de Bolsa S.A.	544,845	0.38%	4,138,919	3.44%	1.78%
Inversiones La Esperanza Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(1)	As of April 1, 2019, SQM has been informed that Tianqi Lithium Corporation owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A shares, or 23.77%, of SQM’s total shares.

(2)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)	SQM has been informed that, as of April 1, 2019, Mr. Julio Ponce Lerou, and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 32.00% of all shares of SQM (consisting of 71,871,838 Series A shares, 12,341,049 Series B shares of which 2,747,895 owned through various brokers), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Pampa Calichera, which controls 20.70% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), control 32.00% of SQM.

As of April 1, 2019, SQM did not have a Controller Group. However, prior to April 30, 2018, Pampa Group and Kowa Group (as defined below) had a Joint Operation Agreement that was signed on December 21, 2006 and allowed Pampa Group and Kowa Group to have the status of Controller Group of SQM.

As of April 1, 2019, Kowa Holdings America Inc., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and Kowa Company Ltd. (together, the “Kowa Group”) are owners of 2.11% of all shares in SQM (consisting of 5,457,634 Series A shares and 96,500 Series B shares). See also Note 6.2 to our Consolidated Financial Statements.

On December 5, 2018, Inversiones TLC SpA, acquired the shares of Inversiones El Boldo Limitada, Inversiones PCS Chile Limitada and Inversiones RAC Chile, representing 23.77% of the total shares of SQM.The stake held by Nutrien (formerly PCS before the merger with Agrium) as of December 31, 2018 was 0%. The stake held by PCS as of December 31, 2016 and 2015 was 32.00% of SQM’s total shares.

Pampa Group Agreement

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

On November 30, 2018, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

Tianqi Settlement Agreement with the Chilean National Economic Prosecutor’s Office (the “FNE”)

In August 2018, after an investigation by the FNE in connection with the proposed acquisition by Tianqi of 23.77% of the Company’s shares, Tianqi and the FNE entered into an extrajudicial settlement agreement (the “Settlement Agreement”) which implemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Settlement Agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as sensitive under the Settlement Agreement (“Sensitive Information”) (collectively, the “Purpose”). Pursuant to the Settlement Agreement, Tianqi agreed that, among other things:

•	Tianqi will not nominate any of its directors, executives or employees to the SQM Board of Directors;

•	Tianqi and the directors nominated by it will not influence or intervene for the benefit of Tianqi and prejudice the interests of SQM;

•	The directors nominated by Tianqi will not participate nor will they be part of any committees, the management or other decision-making bodies related to lithium of SQM or of any companies controlled by SQM, unless nominated by independent directors;

•	Tianqi will inform the FNE of any agreement in the lithium market, with Albemarle and/or SQM, prior to its execution;

•	Tianqi will notify the FNE of any event from which it acquires control or decisive influence in SQM;

•	Tianqi will disassociate any director, executive or employee appointed by third parties, who assumes a position described above in SQM;

•	Tianqi will not request access to commercially sensitive information from SQM;

•	The directors nominated by Tianqi will not disclose commercially sensitive information of SQM;

•	The directors nominated by Tianqi will personally bind themselves to the obligations assumed by Tianqi with the FNE; and

•	Tianqi will report to the FNE the appointments and periodic compliance with its obligations.

The restrictions will remain in place for a period of six years.

During the approval process for the Settlement Agreement before the FNE, the Company expressed its concerns to the Chilean Antitrust Court regarding the measures contained in the Settlement Agreement, including that (i) it could not effectively resolve the risks that Tianqi and the FNE sought to mitigate, (ii) the restrictions are not correctly oriented to avoid the access to Sensitive Information that, in the possession of a competitor, could damage the Company and the proper functioning of the market and (iii) it could contradict the Chilean Corporations Act (Law No. 18,046 on Corporations). The Settlement Agreement was approved in October 2018 by the Chilean Antitrust Court. A copy of the Settlement Agreement, in Spanish, has been made publicly available on the Company’s website at www.sqm.com and is also available on the FNE’s website at http://www.fne.gob.cl

The Company believes that approximately 96.05% of its Series A shares and 51.10% of its Series B shares were beneficially held in Chile as of April 1, 2019. Approximately 1,521 record holders were in Chile as of April 1, 2019.

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

Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of April 1, 2019, there were 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

On May 17, 2018, an extraordinary shareholders’ meeting approved technical changes to the By-laws of SQM, as well as an amendment providing for a new “second transitory article” as follows:

“Throughout the period running from the date of the extraordinary shareholders’ meeting at which this transitory article is incorporated, and December 31, 2030, the restriction against voting on behalf of more than 37.5% of any series of shares in the Company, established in Article 31 hereof, shall be subject to the following exception, applicable only to the election of board members by means of Series A shares in the Company: If two or more persons, regardless of whether or not they are related parties to each other (the incoming shareholders), act prior to December 31, 2030 such as to acquire a sufficient number of Series A shares to allow them to hold voting powers for the selection of directors of the Company amounting to more than 37.5% of that series, then any registered shareholder or group of shareholders holding more than 37.5% of all Series A shares in the Company shall be entitled to vote for the selection of directors of the Company amounting to whichever is less, between a number of the Series A shares that are held (i) by existing shareholders as of that date, and (ii) by the incoming shareholders with voting rights. Similarly, if for any reason a registered shareholder in the Company as of the date hereof who holds more than 37.5% of Series A shares in the company between the date hereof and December 31, 2030, comes to hold more voting shares for the selection of directors of the Company than the votes allocated for holding 37.5% of said Series A shares, either through a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other shareholder or group of shareholders in the Company that is not a related party to the same and holds more than 37.5% of all voting Series A shares in the Company, including both existing and incoming shareholders, shall be entitled to vote for the selection of directors of the Company in accordance with whichever number of Series A shares in the Company is the lesser, between (i) the number held by this shareholder or group of shareholders, and (ii) the existing shareholder may have the capacity to vote in excess of the restriction amounting to 37.5% of said shares.”

Pampa Group and Tianqi Shareholders’ Agreement

On April 10, 2019, the Pampa Group and Inversiones TLC SpA, a subsidiary of Tianqi, entered into a shareholders’ agreement, with respect to certain corporate governance matters. The matters addressed by the shareholders’ agreement include: (i) the management of the business and affairs of the Company by the Board of Directors, (ii) election of each party’s nominees to the Board of Directors as a director elected by the Series A shareholders, (iii) election of certain of Tianqi’s director nominees to the Company’s Directors’ Committee, Corporate Governance Committee and Safety, Health and Environmental Committee, (iv) access for Tianqi’s internal or external auditors to SQM’s management and internal and external auditors for purposes of fulfilling Tianqi’s accounting and disclosure obligations with respect to its investment in SQM, (v) support for having a bilingual (Spanish/English) translator attend all SQM Board and Committee meetings to assist directors who are not bilingual and (vi) support of the Company’s dividend policy for 2019, as proposed by the Board of Directors in March 2019 for approval at the 2019 annual ordinary shareholders’ meeting. The agreement has a term of one year. An English language copy of the agreement is included in an essential fact (hecho esencial) filing made by Inversiones Pampa Calichera S.A. with the CMF on April 11, 2019 available on the CMF’s website at www.cmfchile.cl.

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

With respect to SQM, operations with related parties include negotiations, proceedings, contracts or operations involving SQM and its directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the By-laws or by the Directors’ Committee. Such operations may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2018, 2017 and 2016:

Th. US$	2018	2017	2016
Foreign sales	2,076,454	2,013,111	1,776,845
Total sales	2,265,803	2,157,323	1,939,323

Foreign sales %	91.6%	93.3%	91.6%

8.A.7 Legal Proceedings

Chilean Investigations

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

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then-current CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation relating to the issue that were the subject of the SII and the Chilean prosecutor investigations.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were also authorized by Mr. Contesse, the former CEO, and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar S.A. filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO, Mr. Contesse, had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO, Mr. Contesse, and the then-current CEO, Patricio de Solminihac, as well as the then-current CFO (now CEO), Ricardo Ramos, in their capacities as the Company’s tax representatives relating to part of the payments referred to above. Apart from the lawsuits and investigations that continue against the former CEO, Mr. Contesse, this and subsequent related similar claims filed by the SII against these officers and third parties have been dismissed by the Chilean Public Prosecutor.

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

On April 30, 2015, the Chilean Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO, Mr. Contesse, that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company believes that there is no legal basis for these claims, and believes no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the then-current CEO, Mr. de Solminihac, as well as the then-current CFO (now CEO), Mr. Ramos, in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean Tax Law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of the claims against the then-current CEO, Mr. de Solminihac, and the then-current CFO (now CEO), Mr. Ramos, have been dismissed by the Chilean Public Prosecutor.

During 2015, the ad-hoc Committee that was established in February 2015 conducted an investigation into whether the Company faced possible liability under the FCPA. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the SEC and the DOJ).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a DPA that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the Company’s 2016 consolidated financial statements. In the consolidated statement of cash flows, a payment of US$30 million made to the DOJ and SEC was presented in the line item Other payments related to operating activities.

On January 26, 2018, the Eight Lower Criminal Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor, relating to SQM and its subsidiaries SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to possible corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively, and were accrued in the Company’s 2017 consolidated financial statements. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. On August 17, 2018, the Eighth Lower Criminal Court of Santiago considered the conditions and decided to terminate the legal process.

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

Corfo Litigation

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to (i) the Lease Agreement, and (ii) the Project Agreement. The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2018, revenues related to products originating from the Salar de Atacama represented 44% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2018, only 12 years remain on the term of the Lease Agreement and we had extracted approximately 23% of the total permitted accumulated extraction and sales limit of lithium.

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

In August 2016, Corfo initiated a second arbitration proceeding, demanding (i) the early termination of the Project Agreement signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Agreement. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit.

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

On February 15, 2018 and February 16, 2018, the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) initiated legal actions challenging the amendments of the Lease Agreement and the Project Agreement. The legal actions are pending before the Supreme Court of Chile.

SQMNA Litigation

In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter has been remanded to the District Court for a complete re-trial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 14, 2018, the plaintiff filed an appeal, which is pending resolution before the Ninth Circuit Court of Appeals.

In October 2010, the City of Lindsay, California, named SQM and SQMNA as defendants in an action filed in the California Superior Court for Tulare County. In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. This case was removed to the U.S. District Court for the Eastern District of California and is pending in the trial court. SQMNA and SQM (if it is legally served) intend to vigorously defend this action. The proceeding has been suspended, pending the outcome of the Pomona case. SQMNA and SQM intend to vigorously defend this action.

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

On March 28, 2018, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2017 net income and the payment of a special dividend (dividendo eventual) of US$100 million to be charged against the retained earnings. These dividend payments were presented for consideration at the Annual General Shareholders’ Meeting held on April 27, 2018. The amount of the definitive dividend approved by shareholders at the Annual General Shareholders’ Meeting held on April 27, 2018 was US$1.62501 per share; the amount of US$1.20533 per share had to be deducted from the definitive dividend as it had been already paid in a form of interim dividends during 2018. The balance, in the amount of US$0.41968 per share, was paid and distributed to Company’s shareholders on May 10, 2018. The special dividend, approved by shareholders at the Annual General Shareholders’ Meeting held on April 27, 2018, in the amount of US$0.37994 per share was paid and distributed to Company’s shareholders on May 10, 2018.

Our 2018 dividend policy, as disclosed at our 2018 Annual General Shareholders’ Meeting held on April 27, 2018, was to pay a percentage of our net income that is determined as per following financial parameters:

(i) 100% of the 2018 net income, when the following financial parameters are met: (a) the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of the 2018 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

(iii) 60% of the 2018 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2018 net income.

On May 23, 2018, the Board of Directors agreed to pay and distribute on June 15, 2018 an interim dividend of US$114 million, equivalent to US$0.43247 per share, to be charged against the 2018 net income.

On August 22, 2018, the Board of Directors agreed to pay and distribute on September 12, 2018 an interim dividend of US$134 million, equivalent to US$0.50864 per share, to be charged against the 2018 net income.

On November 21, 2018, the Board of Directors agreed to pay and distribute on December 12, 2018 an interim dividend of US$84 million, equivalent to US$0.31726 per share, to be charged against the 2018 net income.

On March 27, 2019, the Board of Directors agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2018 net income. The payment of these dividends will be presented for consideration at the Annual General Shareholders’ Meeting held on April 25, 2019. Therefore, and subject to the approval at the shareholders’ meeting, the Company shall pay a final dividend of US$1.67111 per share to be charged against the 2018 net income. The amount of US$1.25837 per share must be deducted from the final dividend, as it was already paid in the form of interim dividends. The balance, in the amount of US$0.41274 per share shall be paid and distributed to Company´s shareholders, pending shareholders´ approval.

On March 27, 2019, the Board of Directors agreed to recommend to the shareholders the 2019 Dividend Policy. If approved, the Company will pay and distribute a percentage of the net income per the following financial parameters:

(i)	100% of the 2019 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.8 times.

(ii)	80% of the 2019 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.9 times.

(iii)	60% of the 2019 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2019 net income. The Company will distribute and pay if possible and during 2019, three interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend. These interim dividends will likely be paid during the month following the approval of the March, June, and September 2019 interim financial statements, respectively.

The Dividend Policy proposal for 2019 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 25, 2019.

We generally declare dividends in U.S. dollars (but may declare dividends in Chilean pesos) and pay such dividends in Chilean pesos. When a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared. In the case of interim dividends, the exchange rate to be used is the Observed Exchange Rate published a minimum of five business days before the payment date.

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

Dividends		Per Share	Per ADS
Declared for the business year	Paid in	Ch$	US$

n/a (eventual)	2014	479.51	0.87387
2014 (interim)	2014	253.80	0.41493
2014	2015	91.55	0.14811
2015 (interim)	2015	224.51	0.31915
2015	2016	57.35	0.08581
n/a (eventual)	2016	380.91	0.56992
2016 (interim)	2016	555.15	0.85487
2016	2017	134.50	0.20248
2017 (interim)	2017	264.87	0.39222
2017 (interim)	2017	241.49	0.38432
2017 (interim)	2017	275.46	0.42879
2017	2018	253.19	0.41968
n/a (eventual)	2018	229.22	0.37994
2018	2018	271.73	0.43247
2018	2018	343.53	0.50864
2018	2018	212.38	0.31726

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

9.A. Offer and Listing Details

Our Series A shares and Series B shares are currently traded on the Santiago Stock Exchange, and the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) under the trading symbols “SQM-A” and “SQM-B”, respectively. ADSs, each representing one share of our Series B shares are also traded on the New York Stock Exchange under the trading symbol “SQM”.

9.B	Plan of Distribution

Not Applicable.

9.C	Markets

Our Series A shares and Series B shares have traded on the Santiago Stock Exchange and the Electronic Stock Exchange and also traded on the Valparaiso Stock Exchange until it ceased operations on October 8, 2018.The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

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

Foreign Shareholders

There are no restrictions on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under Item 10.B. Memorandum and Articles of Association.

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

Board Protocol for Presentation and Use of Sensitive Information

On December 5, 2018, the Company learned that Inversiones TLC SpA, a subsidiary of Tianqi, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by SQM. In connection with the acquisition, Tianqi entered into the Settlement Agreement with the FNE with respect to the implementation of certain measures to maintain competitive market conditions and mitigate any risks identified in the transaction, having as a fundamental principle the limitation of access to commercially sensitive information of SQM by Tianqi. For a description of the Settlement Agreement, see “Item 7.A. Major Shareholders — Tianqi Settlement Agreement with the Chilean National Economic Prosecutor Office (the ‘FNE’).” Before this acquisition, and after the approval of this transaction by the Chilean Antitrust Court, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Settlement Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Settlement Agreement. On January 23, 2019, the Board of Directors approved a protocol for the presentation and use of Sensitive Information (as defined in the Settlement Agreement), which was amended on April 15, 2019 in response to comments received from the CMF. The protocol as currently in effect, among other things, (i) establishes that all of the Company’s directors, including those nominated or elected by a competitor shareholder, have the right under the Chilean Corporations Act to receive all of the Company’s information without restrictions, provided that any request for Sensitive Information made by a director outside of a Board meeting must be made in writing to the Company’s Chief Executive Officer, (ii) provides that the directors have the right to be informed fully and in all documents and at all times by the Chief Executive Officer of everything related to the Company’s performance and (iii) provides that the Chief Executive Officer may not deny Sensitive Information to a director, nor information that has been treated or known in the subsidiaries of the Company, unless required by the FNE, the TDLC, the CMF or any other governmental or judicial authority with the legal power to request such information.

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales or Compendium of Foreign Exchange Regulations of the Central Bank of Chile the “Foreign Investment Contract”, was entered into and among the Central Bank of Chile, our Company and the Depositary pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI,” which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B shares, or Series B shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

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

As of December 31, 2018, we had bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$250 million and US$300 million.

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

Cash Dividends and Other Distributions

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017. It increased to a maximum rate of 27% in 2018.

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

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2018 earnings of the Company and distributed during the same period was 20.99239%.

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

Starting January 1, 2017, capital gains obtained in the sales of shares owned by foreign holders are subject to First Category Tax and Withholding Tax, and the First Category Tax serves as a credit in Chile to reduce the Withholding Tax. The exercise of pre-emptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of pre-emptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

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

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (defined below) arising from ownership and disposition of the Series A shares and the Series B common shares, together the “shares”, and the ADSs. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, the “Code,” the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the U.S. federal income tax treatment of ADSs will be identical to the U.S. federal income tax treatment of the underlying shares.

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The summary does not address the tax treatment of holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, persons who are broker-dealers in securities or foreign currency or dealers and traders in securities who use a mark-to-market method of tax accounting, persons who hold the shares or ADSs as a hedge against currency risks, as a position in a “straddle” for tax purposes, or as part of a conversion or other integrated transaction, persons holding our shares or ADSs in connection with a trade or business conducted outside of the U.S., partnerships or other entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or partners in such partnerships or entities, or persons who own (directly, indirectly or by attribution) 10% or more of the combined voting power of all classes of equity in the Company or 10% or more of the combined value of all classes of equity in the Company. PERSONS OR ENTITIES DESCRIBED ABOVE, INCLUDING PARTNERSHIPS HOLDING SHARES OR ADSs OR PARTNERS IN SUCH PARTNERSHIPS, SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OR ADSs.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “—Material Chilean Tax Considerations—Capital Gains” above. As discussed in more detail below under “—Foreign Tax Credits,” subject to generally applicable limitations and substantiation requirements, a U.S. Holder may be eligible to claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or other disposition of our shares or ADSs. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF OUR SHARES OR ADSs.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. THE CALCULATION OF FOREIGN TAX CREDITS AND, IN THE CASE OF A U.S. HOLDER THAT ELECTS TO DEDUCT FOREIGN INCOME TAXES, THE AVAILABILITY OF DEDUCTIONS, INVOLVES THE APPLICATION OF COMPLEX RULES THAT DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE AVAILABILITY OF FOREIGN TAX CREDITS IN THEIR PARTICULAR CIRCUMSTANCES.

Passive Foreign Investment Company Rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our 2018 taxable year and do not anticipate being a PFIC for our 2019 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports, information statements and other information we filed with or furnish to the SEC are available electronically on the SEC’s website http://www.sec.gov, and on our website www.sqm.com.

10.I.	Subsidiary Information

See “Item 4.C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed elsewhere in this Annual Report, we transact our businesses in more than 110 countries, thereby rendering our market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

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

Interest Rate Risk. As of December 31, 2018, approximately 5% of our financial debt was effectively priced at LIBOR. Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results should we have such debts.

As of December 31, 2018, our total financial debt is primarily long-term, with 1% of maturities less than 12 months, which we believe decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2018, 2017 and 2016. Figures do not include our financial hedging positions for year-end:

	2018	2017	2016
	Th US$	Th US$	Th US$
Chilean pesos	(267,032)	(173,907)	(240,563)
Brazilian real	(756)	(708)	183
Euro	14,568	31,291	15,621
Japanese yen	77,975	42,789	1,892
Mexican pesos	5,471	(1,650)	1,166
South African rand	5,283	28,454	25,542
Dirhams	46,864	35,960	31,297
Other currencies	69,968	38,853	24,367
Total, net	(47,659)	1,084	(140,495)

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US348 million (Ch$229,244 million).

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

Depositary Payments Fiscal Year 2018

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2018, the Depositary reimbursed expenses related to investor relations for a total amount of US$315,591.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2018.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2018. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2018, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated April 17, 2019, on the effectiveness of our internal control over financial reporting as of December 31, 2018, see page F-2 of our Audited Consolidated Financial Statements.

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

Amendments to, or waivers from, one or more provisions of the code will be disclosed on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2018 and 2017 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2018	2017
Audit fees	1,408	1,599
Tax fees	289	265
All other fees	17	36
Total fees	1,715	1,900

Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2018 and 2017 in connection with the audits of our annual consolidated financial statements.

All other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2018 and 2017 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.

Directors’ Committee PreApproval Policies and Procedures.

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audits, audit related, tax and other services provided by our auditors.

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

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company, as amended effective as of June 5, 2018.

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

23.1	Consent of Sergio Alarcón

23.2	Consent of Orlando Rojas

23.3	Consent of Álvaro Henríquez

99.1	Certificate of qualified competency issued by Chilean Mining Commission

99.2	Certificate of qualified competency issued by Chilean Mining Commission

99.3	Certificate of qualified competency issued by Chilean Mining Commission

99.4	Corporate Governance Agreement, filed as Exhibit 99.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, is incorporated herein by reference.

99.5	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year eneded December 31, 2017, is incorporated herein by reference.

99.6	SQM Board Protocol for the Prosecution and use of Sensitive Information, filed with the Company’s Report on Form 6-K on April 16, 2019, is incorporated herein by reference.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Gerardo Illanes

Gerardo Illanes G.
Chief Financial Officer

Date: April 17, 2019

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Sociedad Química y Minera de Chile S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago – Chile

April 17, 2019

We have served as the Company’s auditor since 2011.

Consolidated Classified Statements of Financial Position

	Note	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Assets

Current assets

Cash and cash equivalents	10.1	556,066	630,438
Other current financial assets	13.1	312,721	366,979
Other current non-financial assets	16	49,186	26,883
Trade and other receivables, current	13.2	464,855	446,875
Trade receivables due from related parties, current	12.4	44,554	59,132
Current inventories	11	913,674	902,074
Current tax assets	30.1	57,110	32,291
Current assets other than those classified as held for sale or disposal		2,398,166	2,464,672
Non-current assets or groups of assets classified as held for sale	31	1,430	1,589
Total current assets		2,399,596	2,466,261

Non-current assets
Other non-current financial assets	13.1	17,131	42,879
Other non-current non-financial assets	16	27,540	19,262
Trade receivables, non-current	13.2	2,275	1,912
Investments classified using the equity method of accounting	8.1-9.3	111,549	152,630
Intangible assets other than goodwill	14.1	188,283	113,787
Goodwill	14.1	34,718	37,972
Property, plant and equipment	15.1	1,454,823	1,429,354
Tax assets, non-current	30.1	32,179	32,179
Total non-current assets		1,868,498	1,829,975
Total assets		4,268,094	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Classified Statements of Financial Position, (continued)

	Note	As of December 31, 2018 ThUS$	As of December 31, 2017 ThUS$
Liabilities and Equity

Current liabilities
Other current financial liabilities	13.4	23,585	220,328
Trade and other payables, current	13.5	163,751	196,280
Trade payables due to related parties, current	12.5-13.7	9	1,365
Other current provisions	18.1	106,197	63,445
Current tax liabilities	30.2	47,412	75,402
Provisions for employee benefits, current	17.1	20,085	22,421
Other current liabilities	18.3	194,624	168,804
Total current liabilities		555,663	748,045

Non-current liabilities
Other non-current financial liabilities	13.4	1,330,382	1,031,507
Other non-current provisions	18.1	31,822	30,001
Deferred tax liabilities	30.3	175,361	205,283
Provisions for employee benefits, non-current	17.1	37,064	33,932
Total non-current liabilities		1,574,629	1,300,723
Total liabilities		2,130,292	2,048,768

Equity	19
Share capital		477,386	477,386
Retained earnings		1,623,104	1,724,784
Other reserves		(14,999)	(14,349)
Equity attributable to owners of the Parent		2,085,491	2,187,821
Non-controlling interests		52,311	59,647
Total equity		2,137,802	2,247,468
Total liabilities and equity		4,268,094	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income by Function

		January to December
	Note	2018 ThUS$	2017 ThUS$	2016 ThUS$

Revenue	25.1	2,265,803	2,157,323	1,939,322
Cost of sales	25.2	(1,483,524)	(1,394,822)	(1,328,285)
Gross profit		782,279	762,501	611,037

Other income	25.3	32,048	17,827	15,202
Administrative expenses	25.4	(118,126)	(101,171)	(88,436)
Other expenses by function	25.5	(36,907)	(53,600)	(82,533)
Net impairment gains on reversal (losses) of financial assets		2,967	(8,038)	(7,198)
Other gains (losses)	25.6	6,404	543	679
Profit from operating activities		668,665	618,062	448,751
Finance income		22,533	13,499	10,129
Finance costs	25.9-27	(59,914)	(50,124)	(57,498)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	6,351	14,452	13,047
Foreign currency translation differences	28	(16,597)	(1,299)	460
Profit before taxes		621,038	594,590	414,889
Income tax expense, continuing operations	30.3	(178,975)	(166,173)	(132,965)

Profit from continuing operations		442,063	428,417	281,924
Profit attributable to
Owners of the Parent		439,830	427,697	278,290
Non-controlling interests		2,233	720	3,634
Profit for the year		442,063	428,417	281,924

The accompanying notes form an integral part of these consolidated financial statements.

F-5

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2018	2017	2016
		US$	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	20	1.6711	1.6250	1.0573

Diluted common shares
Diluted earnings per share (US$ per share)	20	1.6711	1.6250	1.0573

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	January to December
	2018	2017	2016
Statement of comprehensive income	ThUS$	ThUS$	ThUS$

Profit for the year	442,063	428,417	281,924
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Losses from measurements of defined benefit plans	(1,338)	(1,392)	(3,397)
Loss from financial assets measured irrevocably at fair value through other comprehensive income	(5,546)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(6,884)	(1,392)	(3,397)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange losses	(1,219)	(5,446)	(2,252)
(Loss) gain from financial assets measured at fair value through other comprehensive income	-	(26)	4,813
Gain from cash flow hedges	5,723	2,184	2,233
Total other comprehensive income that will be reclassified to profit for the year, before taxes	4,504	(3,288)	4,794

Total other comprehensive income before taxes	(2,380)	(4,680)	1,397

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax related to financial assets measured irrevocably at fair value through other comprehensive income	1,498	-	-
Income taxes related to new measurements of defined benefit plans in other comprehensive income	396	282	921
Total income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	1,894	282	921
Income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year
Income taxes related to cash flow hedges	-	-	(470)
Income tax related to financial assets measured at fair value through other comprehensive income	-	(550)	(1,300)
Total income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year	-	(550)	(1,770)

Total other comprehensive income	(486)	(4,948)	548
Total comprehensive income	441,577	423,469	282,472

Comprehensive income attributable to
Owners of the Parent	439,180	422,736	278,831
Non-controlling interests	2,397	733	3,641
Total comprehensive income	441,577	423,469	282,472

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$

Cash flows from operating activities

Cash receipts from sales of goods and rendering of services	2,284,514	2,082,366	1,874,202
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	2,140	2,967	5,071

Cash payments to suppliers for the provision of goods and services	(1,201,674)	(842,079)	(851,972)
Cash payments to and on behalf of employees	(230,007)	(227,103)	(204,609)
Other payments related to operating activities (1)	(21,240)	(65,444)	(32,185)
Net cash generated from (used in) operating activities	833,733	950,707	790,507
Dividends received	8,815	2,091	4,345
Interest paid	(59,565)	(51,335)	(55,217)
Interest received	22,533	13,499	10,550
Income taxes paid	(240,115)	(148,568)	(113,991)
Other (outflows) of cash (2)	(40,562)	(8,122)	(2,532)

Net cash generated from operating activities	524,839	758,272	633,662

Cash flows from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	68,988	-	-
Payments made to acquire interest in joint ventures	(19,989)	(38,088)	(45,000)
Proceeds from the sale of property, plant and equipment	61	229	4,347
Acquisition of property, plant and equipment	(244,693)	(142,144)	(131,251)
Proceeds from sales of intangible assets	14,056	8,640	3,435
Purchases of intangible assets	(74,374)	-	(2,090)
Proceeds from the repayment of advances and loans granted to third parties	(204)	78	(163)
Other inflows (outflows) of cash (3)	69,151	(76,782)	333,108

Net cash (used in) generated from investing activities	(187,004)	(248,067)	162,386

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

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$

Cash flows used in financing activities

Proceeds from long-term loans		256,039	-	-
Proceeds from short-term borrowings		120,000	143,000	100,000
Repayment of borrowings		(213,000)	(180,987)	(517,000)
Dividends paid		(550,352)	(373,933)	(399,410)

Net cash generated used in financing activities		(387,313)	(411,920)	(816,410)

Net (decrease) increase in cash and cash equivalents before the effect of changes in the exchange rate		(49,478)	98,285	(20,362)

Effects of exchange rate fluctuations on cash and cash equivalents		(24,894)	17,484	7,772
Net (decrease) increase in cash and cash equivalents		(74,372)	115,769	(12,590)

Cash and cash equivalents at beginning of period		630,438	514,669	527,259
Cash and cash equivalents at end of period		556,066	630,438	514,669

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

2018	Share capital	Foreign currency translation difference reserves	Gains from cash flow hedge	Gains (losses) from financial assets measured at fair value through other comprehensive income	Losses from measurement of defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Increase (decrease) due to changes in accounting policies (1)	-	-	-	-	-	-	-	(1,680)	(1,680)	-	(1,680)
Restated opening balance of equity	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,723,104	2,186,141	59,647	2,245,788
Profit for the year	-	-	-		-	-	-	439,830	439,830	2,233	442,063
Other comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	-	(650)	164	(486)
Comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	439,830	439,180	2,397	441,577
Dividends	-	-	-	-	-	-	-	(539,830)	(539,830)	(9,733)	(549,563)
Increase (decrease) in equity	-	(1,394)	5,723	(4,048)	(931)	-	(650)	(100,000)	(100,650)	(7,336)	(107,986)

Equity as of December 31, 2018	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802

(1)	See Note 2.4 for description of changes in accounting policies

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity, (continued)

2017	Share capital	Foreign currency translation difference reserves	Gains from cash flow hedge	Gains (losses) from financial assets measured at fair value through other comprehensive income	Losses from measurement of defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-		-	-	-	427,697	427,697	720	428,417
Other comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	-	(4,961)	13	(4,948)
Comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	427,697	422,736	733	423,469
Dividends	-	-	-	-	-	-	-	(480,989)	(480,989)	(2284)	(483,273)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)

Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity, (continued)

2016	Share capital	Foreign currency translation difference reserves	Gains from cash flow hedge	Gains (losses) from financial assets measured at fair value through other comprehensive income	Losses from measurement of defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)		(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-		-	-	-	278,290	278,290	3,634	281,924
Other comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	-	541	7	548
Comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	278,290	278,831	3,641	282,472
Dividends	-	-	-	-	-	-	-	(375,000)	(375,000)	(3,014)	(378,014)
(Decrease) increase due to transfers and other changes		(3,141)	-	-	-	9,509	6,368	(3,910)	2,458	-	2,458
(Decrease) increase in equity	-	(5,428)	1,763	3,513	(2,448)	9,509	6,909	(100,620)	(93,711)	627	(93,084)

Equity as of December 31, 2016	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Commission for Financial Markets (CMF) (formerly the Chilean Superintendence of Securities and Insurance (SVS)) under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

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

Notes to the Consolidated Financial Statements as of December 31, 2018

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

Our products are sold in over 110 countries through our worldwide distribution network, with the majority of our sales derived from countries outside Chile.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers, described as follows:

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

Iodine: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Lithium: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

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

Other products and services: We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. In regard to lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

See Note 25.2 for the disclosure of lease payments made to CORFO for all periods presented.

In regard to potassium chloride, the former rate of 1.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT KCL	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

1.5	Other background

Staff

As of December 31, 2018, and December 31, 2017, the workforce was as follows:

	12/31/2018			12/31/2017
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	89	122	43	77	120
Professionals	115	1,078	1,193	143	942	1,085
Technicians and operators	260	3,287	3,547	248	3,177	3,425
Foreign employees	11	417	428	19	272	291
Overall total	419	4,871	5,290	453	4,468	4,921

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2018 and December 31, 2017, in line with information provided by the Central Securities Depository:

The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of December 31, 2018 and December 31, 2017, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the Central Securities Depository and informed to the CMF and the Chilean Stock Exchanges.

Shareholder as of December 31, 2018	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (*)	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	35,254,267	29.29%	13.39%
Potasios de Chile S.A. (*)	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	-	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	-	-	7,138,685	5.93%	2.71%
Banchile C de B S A	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 32% (2.247.895 Series B shares are in the custody of different brokers).

Shareholder as of December 31, 2017	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A. (*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A. (*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile via non-resident third party accounts	-	-	8,394,289	6.97%	3.19%
Banco Itau via Investor Accounts	19,125	0.01%	7,017,504	5.83%	2.67%
Banco Santander via foreign investor accounts	-	-	4,593,336	3.82%	1.75%

(*) Total Pampa Group 29,97%

On December 31, 2018 the total number of shareholders had risen to 1,508.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2018 and, 2017.

-	Consolidated Statements of Changes in Equity for the three years ended December 31, 2018.

-	Consolidated Statements of Comprehensive Income for the three years ended December 31, 2018.

-	Consolidated Statements of Direct-Method Cash Flows for the three years ended December 31, 2018.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB”).

These consolidated financial statements fairly present the Company’s financial position as of December 31, 2018 and 2017, and the results of operations and cash flows for each of the three years in the period ended on December 31, 2018.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Consolidated financial statements, continued

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the closing date of these consolidated financial statements certain reclassifications have been made for the captions other non-current financial assets, Intangible assets other than goodwill, Goodwill as of December 31, 2017 to correct the prior year presentation. These revisions were not considered material to the previously issued financial statements.

A reconciliation of such differences is presented as follows:

	Balances originally reported as of December 31, 2017	Reclassified balances as of December 31, 2017	Reclassification
	ThUS$	ThUS$	ThUS$
Assets
Investments classified using the equity method of accounting	146,425	152,630	6,205
Intangible assets other than goodwill	105,948	113,787	7,839
Goodwill	44,177	37,972	(6,205)
Property, plant and equipment	1,437,193	1,429,354	(7,839)
Total	1,733,743	1,733,743	-

In addition, revisions were made to notes 19 and 26.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value

-	Certain financial investments classified as available for sale measured at fair through other comprehensive income.

-	Other current and non-current assets and financial liabilities at amortized cost

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)       The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2018:

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRS 9 Financial Instruments - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. It also includes the final hedging part of IFRS 9 that was issued in November 2013.	01/01/2018

IFRS 15 Revenue from Contracts with Customers – Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services.	01/01/2018

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Published in December 2016. This Interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.	01/01/2018

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IFRS 2 Share-based Payments. Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.	01/01/2018

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.	01/01/2018

Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)       Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2018 and which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on or after

On January 13, 2016, the IASB published IFRS 16 Leases. IFRS 16 introduces a comprehensive model to identify lease agreements and accounting treatments for both lessees and lessors. When the application of IFRS 16 goes into effect, it will replace the current lease guidelines including IAS 17 Leases and the related interpretations.

IFRS 16 makes a distinction between leases and service contracts based on the fact that an identified asset is controlled by an entity. Under IAS 17, the distinction between operating leases (outside the statement of financial position) and financial leases is removed for the accounting of the lessees, and is replaced by a model where an right-of-use asset and the corresponding liability must be recognized by lessees for all leases, except short-term leases and low-value asset leases.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted by any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that have not been paid as of that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as lease modifications, among others. In addition, the classification of cash flows will also be affected considering that under IAS 17, operating lease payments are presented as operating cash flows; while under the IFRS 16 model, lease payments will be divided between the portion of principal and interest payments, which will be presented as financing and operating cash flows or financing, respectively.

In contrast to accounting for lessees, IFRS 16 substantially maintains the accounting requirements of IAS 17 for lessors, and continues to require lessees to classify leases as either operating or financial leases.

Additionally, IFRS 16 requires more extensive disclosures.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 on or before the initial application of IFRS 16. Entities can apply IFRS 16 using either a retrospective full application approach or a modified retrospective application approach. If the latter approach is chosen, an entity is not required to restate comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the initial balance of retained earnings (or other equity component, when appropriate).

01/01/2019

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRIC 23 Uncertainty over Income Tax Treatments. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”	01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board IASB has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.	01/01/2019

Amendment to IFRS 11 “Joint Arrangements” Published in December 2017. The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

Amendment to IAS 12 Income Taxes - Published in December 2017. This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized	01/01/2019

Amendment to IFRS 23 “Loan Costs” Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

Amendment to IAS 19 Employee Benefits - Published in February 2018. The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset.	01/01/2019

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued
Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a business” Published in October 2018. This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01/01/2020

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is yet to be determined.

Management believes the adoption of the standards, interpretations and amendments applicable as of Tuesday, January 1, 2019, will have no significant impact on the Company’s financial statements.

IFRS 16, Leases

The Company is currently preparing its assessment of the impact of the adoption of IFRS 16. The initial application method of the aforementioned standard chosen by the Company is the modified retrospective approach for which comparatives will not be restated.

For contracts qualified as leases under IFRS 16, the following right-of-use assets, among others, are potentially identified: trucks, cranes, excavators, facilities (buildings, warehouses, shops, land), where SQM has the power (control) to direct their activities and to use them during contract term, without the supplier changing the operating instructions.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

IFRS 15 - Revenue from Contracts with Customers

For the adoption of IFRS 15 - Revenue from Contracts with Customers, the Company undertook a detailed assessment of its performance obligations underlying revenue recognition, such as the performance obligation to transport products to customers, in line with the terms and conditions previously established in contracts and there is no significant impact - the performance obligation has been satisfied. With regard to products invoiced with a deferred shipment date, the transfer of control has been assessed over and above the transfer of risks and benefits established in the previous standard and a prepayment is estimated in revenue recognition, without a significant impact. Other considerations were also assessed, such as rebates, discounts, guarantees, financing components and product personalization. Based on this analysis, the Company has concluded that no impact nor significant changes were recognized as a result of applying this new standard, except for the impact on disclosures. The adoption of IFRS 15 was based on the modified retrospective approach for which comparatives were not restated.

IFRS 9, Financial Instruments

|IFRS 9 establishes the requirements for the recognition and measurement of financial assets, financial liabilities and certain contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement

Classification and measurement of financial assets and financial liabilities

IFRS 9 includes three main classification categories for financial assets: measured at amortized cost, at fair value through changes in other comprehensive income (FVTOCI), and at fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous categories of IAS 39 from held-to-maturity, loans and receivables and available-for-sale.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

The following is a summary with the classification, measurement and effects by the application of IFRS 9:

Financial Assets	Measurement Category under IAS 39	Measurement category under IFRS 9	12/31/2017 Total Amount ThUS$	IFRS 9 Adjustment ThUS$	01/01/2018 Total Amount Restated ThUS$
Description of financial current assets
Cash and cash equivalent	Amortized cost	Amortized cost	630,438	-	630,438
Trade receivables due from related parties	Amortized cost	Amortized cost	59,132	-	59,132
Financial assets measured at amortized cost	Amortized cost	Amortized cost	360,941	-	360,941
Loans and receivables measured at amortized cost	Amortized cost	Amortized cost	446,875	(2,301)	444,574
Derivatives held for trading at fair value through profit or loss	FVTPL	FVTPL	6,038	-	6,038

Non-current Assets
Financial assets	Amortized cost	Amortized cost	45	-	45
Loans and receivables	Amortized cost	Amortized cost	1,912	-	1,912
Derivatives for hedging purposes	FVTOCI	FVTOCI	8,910	-	8,910
Financial assets classified as available for sale at fair value through equity	Irrevocable FVTOCI	FVTOCI	33,924	-	33,924

Total IFRS 9 Adjustment				(2,301)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Financial Liabilities	Measurement Category under IAS 39	Measurement category under IFRS 9	12/31/2017 Total Amount ThUS$	IFRS 9 Adjustment ThUS$	01/01/2018 Total Amount Restated ThUS$
Description of financial Current liabilities
Accounts payable to related entities	Amortized cost	Amortized cost	1,365		1,365
Derivatives for hedging purposes	FVTOCI	FVTOCI	37,287		37,287
Derivatives at fair value through profit or loss	FVTOCI	FVTPL	5,979		5,979
Bank loans	Amortized cost	Amortized cost	163,568		163,568
Obligations to the public	Amortized cost	Amortized cost	13,494		13,494
Financial liabilities at amortized cost (trade and other payables)	Amortized cost	Amortized cost	196,280		196,280
Financial Liabilities Non-Current
Obligations to the public	Amortized cost	Amortized cost	1,031,507		1,031,507
Financial liabilities at amortized cost (trade and other payables)	Amortized cost	Amortized cost	-		-
Deferred tax liabilities			205,904	(621)	205,283

Equity
Total equity			2,247,468	(1,680)	2,245,788
Total IFRS 9 Adjustment				(2.301)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

No changes were made to financial liabilities regarding classification and measurement as a result of the adoption of IFRS 9.

IFRS 9 introduces a new model of deterioration losses on financial assets, the expected credit loss model, which replaces the loss model incurred under IAS 39. The Company applies the simplified approach described by IFRS 9 for financial losses. expected credit losses of the account portfolio receivable from customers, as they are short-term financial instruments less than 12 months, without a significant financing component and which are held until maturity. This approach allows the use of the estimated credit losses expected over the life of the instrument.

Accounts receivable with a low probability of recovery are fully provisioned, while, to measure the expected credit losses of the rest of the portfolio, it is segmented by grouping the commercial accounts receivable based on the characteristics of shared credit risk, and delinquency. The expected loss rates are obtained based on the default rates of the last seven years. To convert the historical loss into projected loss, the behavior of the implicit default probability indicator is used in the prices of financial derivatives that cover the risk of non-payment of sovereign bonds in those countries where the Company generates income from the sale of the product.

The application of IFRS 9 had an impact on January 1, 2018 due to the application of the new deterioration model described in the Company's Consolidated Financial Statements of ThUS $ 2,301 (net of deferred taxes ThUS $ 1680), of greater deterioration this amount was taken to equity according to IAS 8. (See Note 13.2).

In addition, as a result of the adoption of IFRS 9, a reclassification was made to present gains on reversal (losses) on impairment of financial assets separately from other expenses as function. The corresponding reclassifications for prior periods are described below:

	Balances originally reported as of December 31, 2017	Reclassified balances as of December 31, 2017	Reclassification as of December 31, 2017
	ThUS$	ThUS$	ThUS$
Expenses
Other expenses by function	(61,638)	(53,600)	8,038
Net gains on reversal (losses) on impairment of financial assets	-	(8,038)	(8,038)
Total	(61,638)	(61,638)	-

	Balances originally reported as of December 31, 2016	Reclassified balances as of December 31, 2016	Reclassification as of December 31, 2016
	ThUS$	ThUS$	ThUS$
Expenses
Other expenses by function	(89,731)	(82,533)	7,198
Net gains on reversal (losses) on impairment of financial assets	-	(7,198)	(7,198)
Total	(89,731)	(89,731)	-

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)       Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 8.1.

Companies included in consolidation:

				Ownership interest
TAX ID		Country of		12/31/2018			12/31/2017
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda,	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd,	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp,	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	Australian dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A.	Argentina	Argentine peso	0.0000	100.0000	100.0000	100.0000

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
TAX ID		Country		12/31/2018			12/31/2017
No.	Foreign subsidiaries	of origin	Functional currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Internacional N.V.	Belgium	US$	0.5800	99.4200	100.0000	0.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	0.0000

				Ownership interest
TAX ID		Country		12/31/2018			12/31/2017
No.	Domestic subsidiaries	of origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99,9999	0,0000	99,9999	99,9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99,9999	0,0001	100,0000	100,0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51,0000	0,0000	51,0000	51,0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0,0000	60,6381	60,6381	60,6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99,0470	0,9530	100,0000	100,0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0,0003	99,9997	100,0000	100,0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18,1800	81,8200	100,0000	100,0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0,0000	60,5800	60,5800	60,5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0,0000	100,0000	100,0000	100,0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0,2691	99,7309	100,0000	100,0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0,0000	42,4468	42,4468	42,4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0,0000	60,6377	60,6377	60,6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51,0000	0,0000	51,0000	51,0000
76.360.575-2	Orcoma SPA	Chile	US$	100,0000	0,0000	100,0000	100,0000
76.686.311-9	SQM MaG SpA.	Chile	US$	0,0000	100,0000	100,0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e. those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2018	12/31/2017
	US$	US$

Brazilian real	3.87	3.02
New Peruvian sol	3.37	3.08
Argentine peso	37.74	18.40
Japanese yen	110.38	113.00
Euro	0.87	0.83
Mexican peso	19.68	19.65
Australian dollar	1.42	1.28
Pound Sterling	0.79	0.74
South African rand	14.35	12.35
Ecuadorian dollar	1.00	1.00
Chilean peso	694.77	614.75
Chinese yuan	6.88	6.51
Indian rupee	69.93	63.84
Thai baht	32.53	32.85
Turkish lira	5.27	3.79
UF (*)	39.68	43.59

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI). It is represented as dollars to UF.

(b)       Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statements as of December 31, 2018

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

As of January 1, 2018, the Company's Management (the "Administration") determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset. In the case of commercial debtors and other accounts receivable, the initial recognition will measure their transaction price in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the following:

i)	Financial instruments to Fair Value Through Profit and Loss (FVTPL). A financial asset should be measured at fair value through profit or loss unless it is measured at amortized cost or at Fair Value with changes in Other Comprehensive Income

ii)	Financial instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (a) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (b) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

iii)	Financial assets at fair value through other comprehensive income. Equity securities which are not held for trading, and which the group has irrevocably elected at initial recognition to recognise in this category.

Until December 31, 2017, the Company determined the classification of its financial assets at the time of initial recognition, based on the basis of the business model for the management of financial assets and the characteristics of the contractual cash flows of the financial assets. financial assets. In accordance with IAS 39, financial assets were initially measured at fair value plus the transaction costs incurred that were directly attributable to the acquisition of the financial asset. Subsequently, financial assets were measured at amortized cost or at fair value.

The Company evaluated at the date of each report, whether there was objective evidence that any asset or group of financial assets presented any impairment. An asset or group of financial assets presented a deterioration, if and only if, there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset or group of these. In order for impairment to be recognized, the loss event must have an impact on the estimation of future flows of the asset or groups of financial assets.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

As of January 1, 2018, the Company determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability.

After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Until December 31, 2017, the Company determined the classification of its financial liabilities at the time of initial recognition in accordance with the provisions of IAS 39. Financial liabilities at the time of initial recognition were measured at fair value, minus costs of the transaction in which they were incurred and which are directly attributable to the issuance of the financial liability. Subsequently, they were measured at amortized cost using the effective interest method. In the case of financial liabilities that were initially recognized at fair value through profit or loss, they were measured after fair value.

3.8	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.9	Derecognition of financial instruments

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

3.10	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.10	Derivative and hedging financial instruments, continued

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

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.11	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments, As of December 31, 2018, and December 31, 2017, there were no embedded derivatives.

3.12	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability

3.13	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.14	Classification Leases

(a) Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b) Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.15	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage.

In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

1.	Provision associated with the lower value of stock, which is directly identified with the product that generates it and involves three types: provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; reprocessing costs of products that are unfeasible for sale due to current specifications.

2.	Provision associated with physical differences in inventory: a provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.15	Inventory measurement, continued

3.	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

4.	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation). These percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.16	Investments in associates and joint ventures

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Joint Ventures and Associates

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

Joint Operation

Regarding joint operations, the Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.17	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.18	Related party transactions

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

3.19	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in Property, plant and equipment and amortized in line with the amortization criteria for the associated assets.

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

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.20	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	8	7
Energy generating assets	3	16	7
Buildings	2	40	11
Supplies and accessories	2	16	6
Office equipment	2	20	6
Transport equipment	2	20	9
Network and communication equipment	3	15	5
IT equipment	2	16	4
Machinery, plant and equipment	1	28	9
Other property, plant and equipment	1	26	6

3.21	Goodwill

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.22	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

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

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, they are subjected to an annual impairment test and the corresponding amounts are recorded in the profit or loss.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.22	Intangible assets other than goodwill, continued

(f)	Commercial agent

The rights obtained through the acquisition of the commercial agent of Sociedad Agrocom Ltda. corresponded to the fair value of that company’s line of business. The period for exploiting these rights is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, the indefinite useful life is subject to review for every reporting period, to see whether indefinite useful life continues to apply.

3.23	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.24	Prospecting expenses

The Company holds mining concessions for exploration and exploitation of ore. The Company gives the following treatment to expenses associated with exploration and assessment of these resources:

•	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items:

-	Disbursements for geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the other non-current assets category, reclassifying the portion related to the area to by extracted that year as stock.

•	Expenses related to metal exploration are charged to profit or loss in the period in which they are registered.

•	Salar de Atacama exploration expenses are presented in non-current assets in the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring. These are amortized over 10 years.

•	Mt Holland exploration expenses primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.25	Impairment of non-financial assets

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

3.26	Minimum dividend

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

3.27	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.28	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.29	Interest-bearing borrowings

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

3.30	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.31	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 17.4).

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

The discount rate used by the Company for calculating the obligation was 4.642% and 5.114% for the periods ended December 31, 2018 and December 31, 2017, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2018 and 4.50% for 2017. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 17.4).

3.32	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.33	Revenue recognition

Revenue includes the fair value of the consideration received or to be received for the sale of goods and services in the ordinary course of the Company's activities. Revenue is presented net of value added tax, returns, rebates and discounts and after eliminating sales made between subsidiaries.

Revenue is recognized when the amount of the income can be reliably valued, it is probable that the future economic benefits will flow to the entity and the specific conditions for each of the types of income from activities will be met, as described below:

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

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.34	Finance income and finance costs

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

3.35	Income tax and deferred taxes

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.36	Segment reporting

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

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.37	Responsibility for Information and Estimates Made

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

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See Notes 3.22, 14 and 15.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See Notes 14 and 15.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 17.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See Notes 18 and 21.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See Note 11.

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 3	Significant accounting policies (continued)

3.38	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Changes in accounting estimates and policies (consistent presentation)

4.1	Changes in accounting estimates

In the preparation of the consolidated financial statements of the Company and subsidiaries, the management has made estimates regarding the useful lives of Properties, Plants and Equipment, assumptions used for the actuarial calculation of employee benefits, contingencies and provisions (for more information, see Note 3.41)

4.2	Changes in accounting policies

As of December 31, 2018, the consolidated financial statements of the Company present changes in the accounting policies with respect to the previous period due to application of IFRS 9 and IFRS 15 from January 1, 2018. (for further details refer to Note 2.2)

Except as described above, the accounting principles were applied consistently for all periods presented.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors

5.2.1	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

To mitigate these risks, the Company maintains active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1		27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2		61,946
Banco Santander	Time deposits	-	-		432
Banco Estado	Time deposits	-	-		3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	133,809
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	132,108
Total					367,361

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Sud Americano	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

The following table presents comparative information as of December 2017:

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-2	A-2	-	41,860
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	F1	120,616
Banco Santander - Santiago	Time deposits	P-1	A-1	F1	35,558
BBVA Banco Francés	Time deposits	-	-	-	163
Itau-Corpbanca	Time deposits	P-2	A-2	-	75,072
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	143,333
Legg Mason - Western Asset Institutional Cash Reserves			-	-
Reserves	Investment fund deposits	-	-	-	144.464
Scotiabank Sud Americano	Time deposit		-	-	12,520
Nedank	Time deposit	P-3	B	-	3,686
ABN Amro Bank	Time deposit	-	-	-	1,439
Total					578,711

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 5	Financial risk management, continued

5.2.1	Credit risk, Continued

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	90 days to 1 year	-	-	-	1,207
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	F1	71,748
Banco de Chile	90 days to 1 year				4,834
Banco Itaú-Corpbanca	90 days to 1 year	P-1	A-2	-	77,526
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	F1	163,269
Morgan Stanley	90 days to 1 year	P-2	A-2	F1	4,191
Banco Security	90 days to 1 year	-	-	-	28,592
Scotiabank Sud Americano	90 days to 1 year	-	-	AA	13,765
Total					365,132

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 5	Financial risk management, continued

5.2.2	Currency risk

The functional currency of the Company is the US Dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Company’s Board of Directors (the “Board”), the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Chilean peso (the “Peso”). Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the fourth quarter, approximately US$400 million accumulated in expenses are associated with the Peso. A significant part of the effect of these liabilities on the Statement of Financial Position is covered by derivative instrument operations that cover the balance sheet mismatch.

As of December 31, 2018, the Company held derivative instruments classified as hedges of foreign exchange risks associated with all of the bond liabilities denominated in UF, for a fair value of US$3.9 million against the Company. and as of December 31, 2017, it totaled US$5 million against the Company.

As of December 31, 2018, the exchange rate value for equivalent Pesos to US Dollars was Ch$694.77 per US Dollar, and as of December 31, 2017, it was Ch$614.75 per US Dollar.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 5	Financial risk management, continued

5.2.3	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company maintains current and non-current financial debt valued at the LIBOR rate plus spread.

As of December 31, 2018, the Company has around 5% of its financial liabilities linked to variations in the LIBOR rate and therefore any significant increases in that rate would impact its financial position. A change of 100 base points over that rate could generate variations in finance costs of around US$0.06 million.

Additionally, as of December 31, 2018, the Company does not maintain maturities of less than 12 months on all capital of the financial debt, thereby reducing exposure to variations in interest rates.

5.2.4	Liquidity risk

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

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2018, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$481 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 5	Financial risk management, continued

5.2.4	Liquidity risk, continued

As of December 31, 2018	Nature of undiscounted cash flows
(in millions of US$)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Other non-derivative financial liabilities
Bank borrowings	70.25	4.10	79.66	-	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Subtotal	1,343.32	65.47	903.42	713.60	1,682.49
Other derivative financial liabilities
Hedging liabilities	(14.34)	5.52	15.64	29.27	50.43
Derivative financial instruments	0.16	0.16	-	-	0.16
Subtotal	(14.18)	5.68	15.64	29.27	50.59
Trade accounts payable and other accounts payable	163.75	163.17	0.58	-	-
Total	1,492.89	234.32	919.64	742.87	1,733.08

As of December 31, 2017	Nature of undiscounted cash flows
(in millions of US$)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28,38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0,80	0.80	-	-	0.80
Subtotal	29,18	37.81	(9.51)	(18.36)	9.94
Trade accounts payable and other accounts payable	196,28	196.18	0.10	-	-
Total	1,247.64	446.22	513.11	733.31	1,496.36

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Assets	3,737,892	3,658,528
Liabilities	(1,652,401)	(1,470,707)
Equity	2,085,491	2,187,821

6.2	Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market (the "Securities Market Law"), the Commission for Financial Market (the "CMF") may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32.131 whereby it determined that Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada (the "Pampa Group"), do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 6	Background of companies included in consolidation (continued)

6.3	Background on non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests,	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,176	1,023	8,659	8,306	823	989
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	1,375	100	41,855	49,247	8,910	1,264
Comercial Agrorama Ltda.	30%	(318)	(403)	(481)	(184)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		2,233	720	52,311	59,647	9,733	2,253

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 7	Board of Directors, Senior Management and Key management personnel

7.1	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting on April 27, 2018.

On December 5, 2018, directors Darryl Stann and Mark F. Fracchia presented their resignations to the Board of Directors, and to date no replacements have been named.

As of December 31, 2018, the Company has the following Committees:

-	Directors’ Committee: This committee comprises Hernán Büchi Buc, Laurence Golbome Riveros and Alberto Salas Muñoz and fulfills the functions established in Article 50 bis of Chilean Law no. 18.046 on publicly-held corporations.

-	The Company’s Health, Safety and Environmental Matters Committee: This committee comprises Arnfinn F. Prugger, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

-	Corporate Governance Committee: Comprised of Hernán Büchi Buc. In the session held in December 2018, in consideration of the resignation of directors Darryl Stann and Mark F. Fracchia, the Board of Directors decided move forward on issues pertaining to this committee.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 7	Board of Directors, Senior Management and Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board of Directors of SQM S.A. and of UF 350 in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.12% of profit for the period effectively earned by the Company during the 2018 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2018 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee as of December 31, 2018, amount to ThUS$3,791, and ThUS$ 3,231 as of December 31, 2017.

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

c)	Approval of a budget for operating costs for the Directors’ Committee equal to the total of their joint annual remunerations plus ThUS$825.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 7	Board of Directors, Senior Management and Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 7	Board of Directors, Senior Management and Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of December 31, 2018, the global compensation paid to the 123 main executives amounts to ThUS$27,907, the global compensation paid to the 115 main executives as of December 31, 2017 amounted to ThUS$27,367. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives. The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2018 and the year ended December 31, 2017 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of December 31, 2018, there are 123 people occupying key management positions and 115 as of December 31, 2017.

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Key management personnel compensation (1)	27,907	27,367

(1)	Corresponds to a number of executives (see Note 7.1 number 3) a).

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2018 and December 31, 2017, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method			Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	-	-	-	-	514	-	-	-	-	514
Abu Dhabi Fertilizer Industries WWL	10,821	15,936	596	1,483	1,482	-	-	596	1,483	1,482
Doktor Tarsa Tarim Sanayi AS	21,582	21,788	241	6,427	4,026	489	-	730	6,427	4,616
Ajay North America	14,951	14,432	3,728	3,677	2,794	-	-	3,728	3,677	2,794
Ajay Europe SARL	7,845	8,144	1,373	1,049	1,132	(439)	26	934	1,075	1,126
Charlee SQM Thailand Co, Ltd,	-	2,301	316	393	244	-	-	316	393	244
SQM Eastmed Turkey,	310	-	370	(25)	-	(21)	-	349	(25)	-
Kore Potash Ltd,	20,467	20,000	(1,543)	-	-	(1,206)	-	(2,749)	-	-
Total	75,976	82,601	5,081	13,004	10,192	(1,177)	26	3,904	13,030	10,776

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees (continued)

8.1	Investments in associates recognized according to the equity method of accounting, continued

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					12/31/2018	12/31/2017
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	5,641	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2,807	1,123
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	811	968
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	362	-
Kore Potash Ltd.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	Australia	17,52%	-	-
Total					9,621	2,091

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees (continued)

8.1	Investments in associates recognized according to the equity method of accounting, continued

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V

(3)	Abu Dhabi Fertilizer Industries WWL

Company	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received

Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients,	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San, Tic As (1)	Laboratory services	27, Cd, No:2, 07190 Aosb 2, Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients,	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str,	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Internacional Technical and Trading Agenies Co. WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East	P.O Box: 950918 Amman 11195	Jordania	50%	-	-
Total					-	-

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees (continued)

8.2	Assets, liabilities, revenue and expenses of associates

12/31/2018
Associate	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	32,093	2,847	5,695	-	33,098	1,611	(1)	1,610
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	74,144	481	978	1,459
Ajay North America	21,644	12,409	3,542	-	40,290	7,608	-	7,608
Ajay Europe SARL	21,219	1,214	6,743	-	36,337	2,747	(878)	1,869
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	3,192	740	(42)	698
Kore Potash Ltd.	6,659	148,426	2,180	-	-	(8,198)	(6,882)	(15,080)
Total	149,837	179,298	47,056	9,943	187,061	4,989	(6,825)	(1,836)

12/31/2017
Associate	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	(4)	4,004
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	(4,367)	8,487
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	2,208	4,306
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	414	1,395
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	(12)	(61)
Total	181,405	29,910	59,507	13,766	194,902	27,397	(1,761)	25,636

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees (continued)

8.2	Assets, liabilities, revenue and expenses of associates

12/31/2016
Associate	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)	-	(200)
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees (continued)

8.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

8.4	Disclosures on interest in associates

a) Transactions conducted in 2018:

During the first quarter, SQM S.A. increased its capital in Kore Potash Ltd, by ThUS$ 3,000.

In March 2018, the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In March 2018, the company Ajay North America paid dividends of ThUS$ 1,432.

In June 2018, the associate company Doktor Tarsa Tarim, made a capital increase of 86 million Turkish Lira (ThUS$ 18,753), which was generated by the reclassification of retained earnings.

In June 2018, the company Abu Dhabi Fertilizer Industries WWL paid dividends of ThUS$ 4,348. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In June 2018, the company Ajay North America paid dividends of ThUS$1,432.

In June 2018, the company Ajay North Europe SARL paid dividends of ThUS$1,622.

In June 2018, the company Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$906.

In September 2018, the company Ajay North America paid dividends of ThUS$1,432.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 8	Equity-accounted investees (continued)

8.4	Disclosures on interest in associates, continued

a) Transactions conducted in 2018, continued:

In September 2018 the company Ajay North America paid total dividends of ThUS$1,432.

On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$759.

In December 2018 the company Ajay North America paid total dividends of ThUS$1.432.

b) Transactions conducted in 2017:

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures

9.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments. (See Note 3.20)

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

9.2	Disclosures of interest in joint ventures

a)       Operations conducted in 2018

During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$6,000) and February 14, 2018 (ThUS$7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

In April 2018, Minera Exar made a new capital increase of ThUS$7,000, which was contributed in equal parts by its partners.

On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

As of the date of the presentation of these financial statements, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy. US$6.8 million were paid for a 50% share.

The goodwill generated in the purchase of this joint venture was ThUS$3,206.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.2	Disclosures of interest in joint ventures, continued

On December 31, 2018, as part of the investment in Pavoni & C., SpA, the goodwill generated in the purchase of this joint venture was ThUS$3,206.

In December 2018, SQM S.A. sold the share it held in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507, which was presented in the Consolidated Statement of Income by Function in Other gains (losses) (See Note 25.6)

The subsidiary SQM Industrial S.A., has recorded an impairment loss of ThUS$8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co. Ltd. joint venture. The impairment is disclosed by deducting the value of the aforementioned investment, in the caption “Equity method investments".

b)       Operations conducted in 2017

On December 1, 2017, SQM Potasio S.A. recognized the goodwill value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422,5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	12/31/2018	12/31/2017
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers,	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate,	1-2-10 Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition, Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V. (1)	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C. Spa	Production of specialized fertilizers and other products for distribution in Italy and other countries	Corso Italia 172, 95129 Catania (CT), Sicily	Italy	50%	-	-
Covalent Lithium Pty Ltd.	development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St. Georges Tce Perth WA 6000 PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$104.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.3	Investment in joint ventures accounted for under the equity method of accounting, continued

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C Spa.

(3)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Via Cndeias, Km, 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia,	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1),	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av, Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and other products for distribution in Italy and other countries.	Mantova (MN) via Cremona 27 Int. 25	Italy	50.48%	-	-
SQM Vitas Plantacote B.V. (3)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Joint Venture	Final reporting period date	Accounting method

Coromandel SQM India	December 31, 2018	Equity method
SQM Vitas Fzco.	December 31, 2018	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	December 31, 2018	Equity method
SQM Vitas Brazil Agroindustria	December 31, 2018	Equity method
SQM Vitas Perú S.A.C.	December 31, 2018	Equity method
SQM Vitas Holland B.V.	December 31, 2018	Equity method
Pavoni & C. Spa.	December 31, 2018	Equity method
Arpa Speciali S.R.L.	December 31, 2018	Equity method
Covalent Lithium Pty Ltd.	December 31, 2018	Equity method

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	1,992	11,444	12,150	(650)	(535)	(1,372)
Coromandel SQM India	1,729	1,633	1,499	174	165	435
SQM Vitas Fzco.	20,202	19,478	17,956	1,781	1,502	3,458
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,168	2,980	2,618	188	361	163
SQM Vitas Holland	1,345	1,429	1,269	(14)	(18)	171
Minera Exar S.A. (1)	-	33,065	25,000	(206)	(27)	-
Pavoni & C., Spa	7,084	-	-	(39)	-	-
Covalent Lithium Pty Ltd.	53	-	-	36	-	-
Total	35,573	70,029	60,492	1,270	1,448	2,855

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	-	-	-	(650)	(535)	(1,372)
Coromandel SQM India	-	-	-	174	165	435
SQM Vitas Fzco.	-	(5)	449	1,781	1,497	3,907
SQM Star Qingdao Corp. Nutrition Co. Ltd.	1	-	-	189	361	163
SQM Vitas Holland	-	-	-	(14)	(18)	171
Minera Exar S.A. (1)	(1)	-	-	(206)	(27)	-
Pavoni & C., Spa	-	-	-	(40)	-	-
Covalent Lithium Pty Ltd.	-	-	-	53	-	-
Total	-	(5)	449	1,287	1,443	3,304

(1)	As of December 31, 2018, the table below does not present investments in joint ventures transferred to the item non-current assets or groups of assets classified as held for sale. For more information, see Note 31.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria (1)	12,405	11,003	9,343	2,879	1,753	4,570
SQM Vitas Peru S.A.C (1)	5,188	5,961	5,964	(550)	(216)	815
SQM Vitas Plantacote B.V. (2)	-	669	588	-	(1)	187
Arpa Speciali S.R.L. (3)	122	-	-	(88)	-	-
Total	17,715	17,633	15,895	2,241	1,536	5,572

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria (1)	(661)	(51)	2,845	779	826	5,130
SQM Vitas Peru S.A.C (1)	-	-	-	(275)	(108)	408
SQM Vitas Plantacote B.V. (2)	-	-	-	-	(1)	(80)
Arpa Speciali S.R.L. (3)	-	-	-	-	-	-
Total	(661)	(51)	2,845	504	717	5,458

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

(3)	Pavoni &C.SPA

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2018
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	28,699	6,098	13,281	-	12	(1,372)	-	(1,372)
Coromandel SQM India	5,656	852	3,050	-	11,605	348	-	348
SQM Vitas Fzco.	25,489	17,592	2,678	-	16,583	3,561	1	3,562
SQM Star Qingdao Corp. Nutrition Co. Ltd.	7,754	114	1,533	-	13,004	377	-	377
SQM Vitas Brazil Agroindustria	36,648	7,566	31,808	-	82,625	2,879	(1,322)	1,557
SQM Vitas Peru S.A.C	22,365	7,785	18,996	5,966	28,619	(550)	-	(550)
SQM Vitas Holland B.V.	2,692	-	1	-	-	(28)	-	(28)
SQM Vitas Plantacote B.V.	-	-	-	-	-	-	-	-
Pavoni & C. Spa	10,062	6,490	8,098	698	15,461	(79)	-	(79)
Arpa Speciali S.R.L.	-	-	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	239	100	233	-	-	106	-	106
Total	139,604	46,597	79,678	6,664	167,909	5,242	(1,321)	3,921

	12/31/2017
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco.	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V.	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2016
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco.	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V.	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	106	6,198	-	-	-	-
Coromandel SQM India	308	1,118	-	-	-	-
SQM Vitas Fzco.	19,312	15,307	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,543	3,675	-	-	-	-
SQM Vitas Brazil Agroindustria	1,869	5,139	13,380	7,342	-	-
SQM Vitas Peru S.A.C.	371	687	3,819	2,215	801	1,372
SQM Vitas Holland B.V.	2,692	2,190	-	-	-	-
SQM Vitas Plantacote B.V.	-	679	-	-	-	-
Minera Exar S.A.	-	9,189	-	-	-	-
Pavoni &C., Spa	407	-	5,464	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	156	-	-	-	-	-
Total	29,764	44,182	22,663	9,557	801	1,372

	Depreciation and amortization expense			Interest expense			Income tax expense, continuing operations
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(948)	(696)	(691)	(1)	(25)	(433)	97	303	200
Coromandel SQM India	445	-	-	(9)	(16)	(49)	(38)	(485)	(44)
SQM Vitas Fzco.	(509)	(553)	(717)	(8)	(19)	(16)	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(67)	(68)	(64)	-	-	(1)	(187)	(174)	(195)
SQM Vitas Brazil Agroindustria	(408)	(453)	(438)	(886)	(1,253)	(2,127)	(117)	(283)	(337)
SQM Vitas Peru S.A.C.	(347)	(375)	(82)	(425)	(432)	(323)	(230)	(214)	(362)
SQM Vitas Holland B.V.	-	-	-	-	-	-	-	-	-
SQM Vitas Plantacote B.V.	-	-	-	-	(1)	(1)	-	-	-
Minera Exar S.A.	-	(523)	-	-	(32)	-	-	(620)	-
Pavoni & C., Spa	(542)	-	-	(335)	-	-	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	(16)	-	-	(5)	-	-	(46)	-	-
Total	(2,392)	(2,668)	(1,992)	(1,669)	(1,778)	(2,950)	(521)	(1,473)	(738)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 9	Joint Ventures (continued)

9.6	Joint Operation

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint operation with Kidman Resources Limited (“Kidman”), the Mt Holland Lithium Project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. Kidman retained the exclusive right to exploit gold within the project area. SQM Australia Pty committed to pay a price of US$70 million for the 50% of the Mt Holland assets, which was split into an initial payment of US$ 15 million and a deferred payment of US$ 55 million, both payments subject to certain conditions precedent. SQM Australia paid an additional (i) US$10 million as part of the initial payment, and (ii) US$30 million once the deferred payment took place.

All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 10	Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of December 31, 2018 and December 31, 2017, cash and cash equivalents are detailed as follows:

a) Cash	12/31/2018	12/31/20171
	ThUS$	ThUS$
Cash on hand	75	60
Cash in banks	101,662	50,137
Other demand deposits	746	1,530
Total cash	102,483	51,727

b) Cash equivalents	12/31/2018	12/31/2017
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	187,666	290,914
Short-term investments, classified as cash equivalents	265,917	287,797
Total cash equivalents	453,583	578,711

Total cash and cash equivalents	556,066	630,438

10.2	Short-term investments, classified as cash equivalents

As of December 31, 2018 and December 31, 2017, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2018 ThUS$	12/31/2017 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	132,108	144,464
JP Morgan US dollar Liquidity Fund Institutional	133,809	143,333
Total	265,917	287,797

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 10	Cash and cash equivalents (continued)

10.3	Information on cash and cash equivalents by currency

As of December 31, 2018 and December 31, 2017, information on cash and cash equivalents by currency is detailed as follows:

Original currency	12/31/2018	12/31/2017
	ThUS$	ThUS$
Chilean Peso (*)	157,500	579
US Dollar	353,037	612,727
Euro	4,739	9,782
Mexican Peso	1,242	258
South African Rand	5,843	4,074
Japanese Yen	1,786	1,773
Peruvian Sol	7	8
Brazilian Real	-	38
Chinese Yuan	2,305	1,143
Dírham United Arab Emirates	1	-
Indian rupee	3	-
Argentine Peso	2	1
Pound Sterling	3	55
Australian dollar	29,598	-
Total	556,066	630,438

(*) The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

10.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2018 and December 31, 2017, restricted cash balances are presented in Note 14.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 10	Cash and cash equivalents (continued)

10.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2018 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to-date	12/31/2018
						ThUS$	ThUS$	ThUS$

Scotiabank	Fixed term	Ch$	2.50	10/18/2018	1/16/2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55	11/6/2018	1/9/2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55	11/30/2018	1/3/2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55	12/3/2018	1/3/2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50	12/3/2018	1/3/2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50	12/7/2018	1/9/2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50	12/10/2018	1/9/2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35	12/10/2018	1/9/2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06	12/11/2018	1/11/2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75	12/12/2018	1/15/2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50	12/14/2018	1/9/2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65	12/17/2018	1/17/2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60	12/17/2018	1/17/2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93	12/17/2018	1/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30	12/17/2018	1/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40	12/17/2018	1/31/2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06	12/17/2018	1/31/2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95	12/17/2018	1/31/2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26	12/19/2018	1/31/2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42	12/26/2018	2/26/2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26	12/26/2018	2/26/2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/7/2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/14/2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	1/21/2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15	12/28/2018	1/28/2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15	12/28/2018	1/28/2019	600	-	600
Banco de Chile	Fixed term	US$	3.16	12/28/2018	1/28/2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53	12/28/2018	1/8/2019	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08	12/28/2018	1/28/2019	2,500	1	2,501
Banco Santander- Santiago	Fixed term	Ch$	0.20	12/28/2018	1/4/2019	432	-	432
BBVA Banco Francés	Fixed term	US$	-	12/31/2018	1/21/2019	81	3	84
Nedbank	On demand	US$	-	12/31/2018	1/1/2019	647	-	647
Total						187,234	432	187,666

(*) Corresponds to monthly rate.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 10	Cash and cash equivalents (continued)

10.5	Short-term deposits, classified as cash equivalents, continued

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to-date	12/31/2017
						ThUS$	ThUS$	ThUS$

Scotiabank Sud Americano	Fixed term	Ch$	0.24	11/21/2017	1/02/2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11/29/2017	2/27/2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12/27/2017	1/18/2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12/28/2017	1/04/2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12/06/2017	1/05/2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12/15/2017	1/16/2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12/26/2017	1/26/2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12/27/2017	1/04/2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12/27/2017	1/04/2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12/27/2017	1/04/2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12/11/2017	1/31/2018	163	-	163
Nedbank	On demand	US$	-	12/01/2017	1/31/2018	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12/31/2017	1/02/2018	1,439	-	1,439
Total						290,397	517	290,914

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 10	Cash and cash equivalents (continued)

10.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt	12/31/2018	12/31/2017
	ThUS$	ThUS$

Cash and cash equivalents	556,066	630,438
Other current financial assets	312,721	366,979
Other non-current financial hedge assets	13,425	8,910
Borrowings - repayable within one year (including overdraft)	(23,585)	(220,328)
Borrowings - repayable after one year	(1,330,382)	(1,031,507)
Net debt	(471,755)	(245,508)

Cash and liquid investments	882,212	1,006,327
Gross debt - fixed interest rates	(1,353,967)	(1,251,835)
Net debt	(471,755)	(245,508)

	12/31/2017 ThUS$	Repayment of borrowings ThUS$	Proceeds from borrowings ThUS$	Other inflows (outflows) of cash ThUS$	Hedging effects ThUS$	Foreign currency translation differences ThUS$	Other ThUS$	12/31/2018 ThUS$
Current financial liabilities and non-current	(1,251,835)	213,000	(376,039)	-	23,092	39,520	(1,704)	(1,353,967)
Cash and cash equivalents	630,438	-	-	(49,478)	-	(24,894)	-	556,066
Other current financial assets	375,889	-	-	(69,151)	19,408	-	-	326,146
Net Debt	(245,508)	213,000	(376,039)	(118,629)	42,500	14,626	(1,704)	(471,755)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 11	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	6,764	9,364	7,536
Supplies for production reserves	26,840	22,257	23,610
Products-in-progress reserves	423,621	456,333	482,261
Finished product reserves	456,449	414,120	479,665
Total	913,674	902,074	993,072

As of December 31, 2018, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$347,100 and ThUS$333,194 as of December 31, 2017, (included in work in progress).

Inventory reserves recognized as of December 31, 2018 amount to ThUS$105,282, and ThUS$96,284 as of December 31, 2017. For finished and in-process products, the provisions constituted include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs, etc.), inventory differences and potential errors in the determination of inventories (e.g., errors in topography, grade, humidity, etc.), see Note 3.19.

For inventories of raw materials, supplies, materials and parts, lower value provisions have been associated with the proportion of obsolete, defective or slow-moving materials and potential differences.

The amount from of inventory that was reclassified to cost of sales during 2018 was ThUS$1,300,940.

The amount from of inventory that was reclassified to cost of sales during 2017 was ThUS$1,230,321.

The amount from of inventory that was reclassified to cost of sales during 2016 was ThUS$1,130,799.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	1,838	93	93
Supplies for production	-	-	920
Products-in-progress reserves	82,673	80,249	50,925
Finished product reserves	20,771	15,942	29,357

Total	105,282	96,284	81,295

The Company has not delivered inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 11	Inventories (continued)

As of December 31, 2018 and, 2017, movements in provisions are detailed as follows:

Conciliation	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Beginning balance	96,284	81,295	80,369
Increase in Lower Value (1)	7,845	19,515	2,255
Additional Provision Differences of Inventory. (2)	3,176	573	6,071
Increase / Decrease eventual differences and others (3)	2,436	(178)	(6,339)
Provision Used	(4,459)	(4,921)	(1,061)
Total changes	8,998	14,989	926
Final balance	105,282	96,284	81,295

(1)	There are three types of Lower Value Provisions: Economic Realizable Lower Value, Potential Inventory with Uncertain Future Use and Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process. At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to diverse provision percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous profit and loss, as is the case with provisions in Commercial Offices.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 12	Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 12	Related party disclosures (continued)

12.2	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM Africa Pty Ltd,	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 12	Related party disclosures (continued)

12.2	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A.: Group is as follows:

Tax ID No,	Name	Country of origin	Functional currency	Nature
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Minera Exar S.A. (2)	Argentina	US$	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	SQM Vitas Brazil Agroindustria (3)	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C. (3)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (4)	Holland	Euro	Other related parties
Foreign	Plantacote N.V (4)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (4)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (4)	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC (4)	Russian Federation	Russian ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WLL	Oman	United Arab Emirates dirham	Other related parties
Foreign	Internacional Technical and Trading Agencies CO WLL (5)	Jordan	United Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (6)	Italy	Euro	Other related parties

(1) During the month of November 2018, the stake held in Charlee SQM Thailand Co. Ltd. was sold.

(2) During the month of December 2018, the stake held in Minera Exar S.A. was sold.

(3) These Companies are subsidiaries of the SQM Vitas Fzco joint venture.

(4) These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.

(5) These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL

(6) These companies are subsidiaries of the joint venture Pavoni & C, SPA

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 12	Related party disclosures (continued)

12.2	Detailed identification of the link between the Parent and subsidiary, continued

TAX ID No.	Name	Country of Origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Julia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties

(*) Correspond to Mining Contractual Societies

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 12	Related party disclosures (continued)

12.3	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2018, 2017 and 2016, the detail of significant transactions with related parties is as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	16,726	17,538	11,619
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	19,470	15,706	17,977
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	811	969	1,338
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	16,810	13,206	12,865
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,807	1,123	2,605
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	5,811	4,351	8,312
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	5,641	-	-
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Sale of products	4,960	5,102	3,798
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Dividends	362	-	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	45	-
Foreign	Kowa Company Ltd. (3)	Other related parties	Japan	Sale of products	-	132,495	91,678
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	44,827	31,137	17,686
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	17,204	23,058	22,090
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	-	85	965
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	-	9,950
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	252	257
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	7,696	8,011	4,630
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	-	-	5,528
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	-	49
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	-	200	166
Foreign	SQM Vitas Holland B.V.	Joint venture	Holland	Sale of products	-	-	634
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	-	210	44
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Loans	-	11,000	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,674	1,218	-
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Sale of products	187	423	-
Foreign	Plantacote N.V.	Associate	Belgium	Sale of products	4,554	2,108	-
Foreign	SQM eastmed Turkey	Associate	Turkey	Sale of products	30	-	-
Foreign	Pavoni & C., SpA	Joint venture	Italy	Sale of products	201	-	-
Foreing	Arpa Speciali S.R.L	Other related parties	Italy	Sale of products	207	-	-
Total					149,978	268,237	212,191

(1)	As of November 2018, the ownership interest in Charlee SQM Thailand Co. Ltd. was sold.

(2)	During the month of December 2018, the stake held in Minera Exar S.A. was sold.

(3)	As of December 31, 2018, Kowa Company Ltd. is not considered a related party.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 12	Related party disclosures (continued)

12.4	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. In addition, they have been eliminated upon consolidation and are not disclosed in this note.

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2018	12/31/2017
					ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd(1)	Associate	Thailand	US$	-	1,204
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3,756	4,689
Foreign	Ajay North America LLC.	Associate	United States	US$	2,079	2,005
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	857	73
Foreign	Kowa Company Ltd.(1)	Jointly controlled entity	Japan	US$	-	5,008
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	15,818	17,293
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	12,768	13,766
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2,025	3,804
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Emirates dirham	105	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	248	50
Foreign	Plantacote N.V.	Associate	Belgium	Euro	312	190
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	41	44
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	US$	-	11,000
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	30	-
Foreing	SQM Pavoni & C. SPA	Joint venture	Italy	Euro	12	-
Foreign	Doktor Tarsa Tarim Sanayi As	Joint venture	Turkey	US$	6,497	-
Total					44,554	59,132

(1) As of November 2018, the ownership interest in Charlee SQM Thailand Co. Ltd. sold.

(2) During the month of December 2018, the stake held in Minera Exar S.A.

The accounts receivable presented are net of provision (provision for 2018 ThUS$ 10,966 and 2017 for ThUS $ 14,125, see Note 13.2)

12.5	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2018 ThUS$	12/31/2017 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	-	11
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	-	7
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	-	725
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	584
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	38
Foreign	Covalent Lithium Pty Ltd	Associate	Australia	Australian dollar	9	-
Current Total					9	1,365

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments

Financial instruments are detailed as follows:

13.1	Types of other financial assets

Description of other financial assets	12/31/2018 ThUS$	12/31/2017 ThUS$

Financial assets at amortized cost (1)	291,790	360,941
Derivative financial instruments
- - For hedging	18,238	-
- At fair value through profit or loss (2)	2,693	6,038
Total other current financial assets	312,721	366,979

Investments classified as available for sale at fair value through profit or loss	-	9,179
Financial assets at fair value through other comprehensive income	3,631	-
Derivative financial instruments
- For hedging	13,425	8,910
Financial assets at amortized cost (3)	75	24,790
Total other non-current financial assets	17,131	42,879

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the following financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	SQM Potassium S.A. contributed ThUS$24,745 to Western Australia Lithium (WAL). As of December 31, 2017, this had not been legally incorporated as a Company and the funds remained in trust pending transfer to WAL.

Institution	12/31/2018 ThUS$	12/31/2017 ThUS$
Banco Santander	23,124	163,269
Banco de Crédito e Inversiones	145,834	71,748
Banco Itaú-Corpbanca	70,719	77,527
Banco Security	27,215	28,592
Scotiabank Sud Americano	24,898	13,764
Banco Chile	-	4,834
Banco BBVA Chile	-	1,207
Total	291,790	360,941

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.2	Trade and other receivables

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	429,150	-	429,150	412,321	-	412,321
Prepayments	16,147	-	16,147	16,177	-	16,177
Other receivables	19,558	2,275	21,833	18,377	1,912	20,289
Total trade and other receivables	464,855	2,275	467,130	446,875	1,912	448,787

	12/31/2018			12/31/2017
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	445,670	(16,520)	429,150	427,400	(15,079)	412,321
Trade receivables, current	445,670	(16,520)	429,150	427,400	(15,079)	412,321
Prepayments, current	16,990	(843)	16,147	16,877	(700)	16,177
Other receivables, current	23,863	(4,305)	19,558	23,409	(5,032)	18,377
Current trade and other receivables	40,853	(5,148)	35,705	40,286	(5,732)	34,554
Other receivables, non-current	2,275	-	2,275	1,912	-	1,912
Non-current receivables	2,275	-	2,275	1,912	-	1,912
Total trade and other receivables	488,798	(21,668)	467,130	469,598	(20,811)	448,787

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments, (continued)

13.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Uncollateralized portfolio

As of December 31, 2018 the detail of the uncollateralized portfolio is as follows:

2018
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,429	403,805	136	668
1-30 days	1,284	17,899	390	596
31-60 days	940	8,063	154	118
61-90 days	661	2,147	41	75
91-120 days	498	1,210	27	47
121-150 days	85	385	16	29
151-180 days	49	177	21	176
181-210 days	14	1,289	41	231
211-250 days	12	107	101	242
>250 days	1,756	7,258	305	1,148
Total	6,728	442,340	1,232	3,330

As of December 31, 2017 the detail of the uncollateralized portfolio is as follows:

2017
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	3,039	344,802	23	706
1-30 days	1,598	41,510	376	924
31-60 days	824	8,813	130	272
61-90 days	756	3,740	50	119
91-120 days	548	7,367	22	54
121-150 days	182	2,914	22	56
151-180 days	443	5,602	45	75
181-210 days	365	4,470	27	45
211-250 days	682	112	29	138
>250 days	1,837	3,050	350	2,631
Total	10,274	422,380	1,074	5,020

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments, (continued)

13.2	Trade and other receivables, continued

	Accounts Receivable
2018	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Total ThUS$
Expected Loss Rate	0%	0%	87%	100%	100%
Total Gross Book Value	404,473	18,495	8,181	2,222	12,299	445,670
Deterioration Estimate	-	-	7,147	2,222	12,299	21,668

	Accounts Receivable
2017	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Total ThUS$
Expected Loss Rate	0%	0%	0%	27%	74%
Total Gross Book Value	345,508	42,434	9,085	3,859	26,514	427,400
Deterioration Estimate	-	-	-	1,061	19,750	20,811

As of December 31, 2018 and December 31, 2017, movements in provisions are as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	34,936	31,616
Adjustment to Starting Balance through New Model Calculations (IFRS 9)	2,301	-
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	(2,967)	8,037
Use of Provision Applied to Accounts Receivable	(1,636)	(4,717)
Impairment of Accounts Receivable Provision at the beginning of the Period (1)+(2)	32,634	34,936
(1) Trade and Other Receivables Provision	21,668	20,811
(2) Current Related Party Receivables Provision	10,966	14,125
Recovery of Insurance	827	126

Impairment of Accounts Receivable Provision	32,634	34,936
Renegotiated Provision	2,056	2,580
Non-renegotiated Provision	30,578	32,356

Credit risk concentration.

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF in Chilean pesos. As of December 31, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 461,659, and as of December 31, 2017 such contracts amounted to ThUS$ 266,335.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in equity before tax	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	13,516	(3,004)	8,256	-	8,256

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in equity before tax	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	(17,318)	16,636	1,541	-	1,541

Hedging assets with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in equity before tax	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2018	18,146	19,911	(1,765)	-	(1,765)

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in equity before tax	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in equity before tax	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	17,128	33,696	41	-	41

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.3	Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in equity before tax	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

The balances in the “effect on profit or loss for the period” column consider the amounts reclassified from other comprehensive income to the statement of comprehensive income. Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	155,214	UF	01/05/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.3	Hedging assets and liabilities, continued

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

13.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2018 and December 31, 2017, the detail is as follows:

	31/12/2018			31/12/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
- Bank borrowings	300	68,870	69,170	163,568	-	163,568
- Obligations with the public (bonds)	15,145	1,249,479	1,264,624	13,494	1,031,507	1,045,001
Derivative financial instruments
- For hedging	5,285	12,033	17,318	37,287	-	37,287
- At fair value through profit or loss	2,855	-	2,855	5,979	-	5,979
Total	23,585	1,330,382	1,353,967	220,328	1,031,507	1,251,835

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Current and non-current bank borrowings

As of December 31, 2018 and December 31, 2017, the detail is as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Long-term bank borrowings	68,870	-

Short-term bank borrowings	-	163,568

Current portion of long-term loans	300	-
Short-term borrowings and current portion of long-term borrowings	69,170	163,568
Total bank borrowings	69,170	163,568

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

a)       Bank borrowings, current:

As of December 31, 2018 and December 31, 2017, the detail of this caption is as follows:

						Currency or
Debtor			Creditor			adjustment			Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	Vencimiento	rate	rate
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	3.60%	3.98%
Foreign	Nitratos Naturais do Chile Lim	Brazil	0-E	Banco ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.17%	5.17%
Foreign	SQM Brasil Limitada	Brazil	0-E	Banco ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.5%	5.5%

		12/31/2018			12/31/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	248	248	-	248
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	-	-	-	11	-	11	-	11
SQM Brasil Limitada	Banco ITAU Brasil	-	-	-	41	-	41	-	41
Total		-	-	-	52	248	300	-	300

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment	Repayment	Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index		rate	rate
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.63%	1.63%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.64%	1.64%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.91%	1.91%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.94%	1.94%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.74%	1.74%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S.A.	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

b)       Unsecured obligations, current:

As of December 31, 2018 and December 31, 2017, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	4/21/2019	US$	Semiannual	Upon maturity	0.95%	5,50%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	1/28/2019	US$	Semiannual	Upon maturity	2,75%	4,38%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$300	4/03/2019	US$	Semiannual	Upon maturity	1,77%	3,63%
93,007,000-9	SQM S.A.	CHILE	564	H	1/05/2019	UF	Semiannual	Semiannual	1,90%	4,90%
93,007,000-9	SQM S.A.	CHILE	699	O	2/01/2019	UF	Semiannual	Upon maturity	2,60%	3,80%
93,007,000-9	SQM S.A.	CHILE	563	P	1/15/2019	UF	Semiannual	Upon maturity	3,07%	3,25%
93.007.000-9	SQM S.A.	Chile	700	Q	6/01/2019	UF	Semiannual	Upon maturity	3,34%	3,45%

			12/31/2018			12/31/2018
			Nominal maturities			Current maturities
									Bond
				91 days to 1			91 days to 1		issuance
			Up to 90 days	year	Total	Up to 90 days	Year	Subtotal	costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	2,674	-	2,674	2,674	-	2,674	(386)	2,288
SQM S.A.	CHILE	ThUS$250,000	-	4,648	4,648	-	4,648	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	2,658	-	2,658	2,658	-	2,658	(614)	2,044
SQM S.A.	CHILE	H	-	3,756	3,756	-	3,756	3,756	(139)	3,617
SQM S.A.	CHILE	O	-	934	934	-	934	934	(67)	867
SQM S.A.	CHILE	P	-	1,784	1,784	-	1,784	1,784	(12)	1,772
SQM S.A.	CHILE	Q	342	-	342	342	-	342	-	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	CHILE	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	CHILE	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	-	-	-	-	2,674	2,674	(385)	2,289
SQM S.A.	CHILE	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	CHILE	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	CHILE	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2018. As of December 31, there were no loans:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Chilean Tax ID	Company	Country	Chilean Tax ID	Financial institution	Country
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.98%	3.98%

		12/31/2018				12/31/2018
Creditor	Creditor	Nominal non-current maturities				Non-current maturities
Company	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman		-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2018 and December 31, 2017 is detailed as follows:

			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	CHILE	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	CHILE	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	CHILE	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.45%	3.45%

Nominal non-current maturities 12/31/2018							Non-current maturities 12/31/2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(131)	249,869
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,202)	247,798
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,006)	297,994
H	-	-	-	-	158,704	158,704	-	-	-	-	158,704	158,704	(1,392)	157,312
O	-	-	-	-	59,514	59,514	-	-	-	-	59,514	59,514	(878)	58,636
P	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(101)	118,927
Q	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(85)	118,943
Total	250,000	-	300,000	-	706,274	1,256,274	250,000	-	300,000	-	706,274	1,256,274	(6,795)	1,249,479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2018 and December 31, 2017, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

			Number of				Periodicity
Tax ID No,	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93.007.000-9	SQM S.A.	CHILE	699	O	01/02/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 12/31/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

e)        Additional information

Bonds

On December 31, 2018 and December 31, 2017, short term bonds of ThUS$15,145 and ThUS$13,494 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,249,479 on December 31, 2018 and ThUS$1,031,507 on December 31, 2017, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250), series P bonds and series Q bonds, net of bond issuance costs

As of December 31, 2018 and, 2017, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of December 31, 2018, and December 31, 2017, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Principal payment	-	57,290	5,729
Interest payment	-	1,515	3,275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Serie “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019.

As of December 31, 2018, and December 31, 2017, the Company has made the following payments with a charge to the Series H bonds:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Payments of interest, Series H bonds	8,325	7,691	7,289

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2018, and December 31, 2017, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Interest payment	13,750	13,750	13,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. On February 1, 2017, the M bond was canceled.

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Principal payment Series M bonds	-	40,726	-
Payment of interest, Series M bonds	-	667	1,242

Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of December 31, 2018, and December 31, 2017the Company has made the following payments with a charge to the Series O bonds:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2017 ThUS$
Payment of interest, Series O bonds	2,457	2,301	2,142

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

As of December 31, 2018, and December 31, 2017, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest	10,875	10,875	10,875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250,000

On October 23, 2014, the Company informed the CMF that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2018, and December 31, 2017, the following payments have been made.

Payments made	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest	10,938	10,938	10,938

Series “P” bonds

On April 5, 2018, the Company informed the Financial Markets Commission that it had authorized the placement on the stock market of the Series “P” bond with a value of UF 3 million, with a charge to the 10 year Bonds Line registered in the FMC Securities Registry dated December 31, 2008 under number 563.

The Bonds (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of April 5, 2018.

Payments made	12/31/2018 ThUS$
Payment of interest	2,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.4	Financial liabilities, continued

Series Q Bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds") was authorized in the general stock market for the sum of UF 3,000,000, which were issued with a charge to the 30-year Bonds Line registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The Bonds (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, as of June 1, 2018; and (iii) may be redeemed early by the Company as of the placement date, that is, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

Payments made	12/31/2018 ThUS$
Payment of interest	319

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.5	Trade and other payables

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	163,373	-	163,373	195,858	-	195,858
Other accounts payable	378	-	378	422	-	422
Total	163,751	-	163,751	196,280	-	196,280

As of December 31, 2018 and December 31, 2017, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	48,969	1,919	912	25	278	2	52,105
Services	37,376	314	157	107	19	35	38,008
Others	54,978	161	20	-	-	3	55,162
Total	141,323	2,394	1,089	132	297	40	145,275

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	72,567	-	-	-	-	-	72,567
Services	36,855	-	-	-	-	3	36,858
Others	45,104	-	-	-	-	-	45,104
Total	154,526	-	-	-	-	3	154,529

Suppliers past due on payments

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	1,533	209	210	255	175	287	2,669
Services	12,229	838	109	111	309	141	13,737
Others	1,039	385	92	6	60	110	1,692
Total	14,801	1,432	411	372	544	538	18,098

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	16,693	448	3,965	1,784	1,602	42	24,534
Services	11,704	1,913	547	681	1,325	17	16,187
Others	479	9	13	20	46	41	608
Total	28,876	2,370	4,525	2,485	2,973	100	41,329

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company, As of December 31, 2018, the Company has purchase orders amounting to ThUS$59,919 (ThUS$41,601 as of December 31, 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	12/31/2018	Effect on profit or loss as of 12/31/2018	12/31/2017	Effect on profit or loss as of 12/31/2017	12/31/2016	Effect on profit or loss as of 12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	-	-	-	-	-	(229)
Total	-	-	-	-	-	(229)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent	556,066	-	556,066	630,438	-	630,438
Trade receivables due from related parties	44,554	-	44,554	59,132	-	59,132
Financial assets measured at amortized cost	291,790	75	291,865	360,941	45	360,986
Loans and receivables measured at amortized cost	464,855	2,275	467,130	446,875	1,912	448,787
Total financial assets measured at amortized cost	1,357,265	2,350	1,359,615	1,497,386	1,957	1,499,343

Derivative financial instruments
-For hedging purposes	18,238	13,425	31,663	-	8,910	8,910
-At fair value through profit or loss	2,693	-	2,693	6,038	-	6,038
Financial assets at fair value through other comprehensive income	-	3,631	3,631	-	33,924	33,924
Total financial assets at fair value	20,931	17,056	37,987	6,038	42,834	48,872
Total financial assets	1,378,196	19,406	1,397,602	1,503,424	44,791	1,548,215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2018			12/31/2017
	Current	Non- Current	Total	Current	Non- Current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative financial instruments
For hedging purposes	5,285	12,033	17,318	37,287	-	37,287
Held for trading at fair value through profit or loss	2,855	-	2,855	5,979	-	5,979
Financial liabilities at fair value	8,140	12,033	20,173	43.266	-	43.266

Liabilities at amortized cost
Bank loans	300	68,870	69,170	163,568	-	163,568
Obligations to the public	15,145	1,249,479	1,264,624	13,494	1,031,507	1,045,001
Financial liabilities at amortized cost (trade and other payables)	163,751	-	163,751	196,280	-	196,280
Accounts payable to related entities	9	-	9	1,365	-	1,365
Total financial liabilities at amortized cost	179,205	1,318,349	1,497,554	374.707	1,031,507	1,406.214
Total financial liabilities	187,345	1,330,382	1,517,727	417,973	1,031,507	1,449,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: the value recognized is calculated using the Black-Scholes method.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets,

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value of amounts measured at amoirtized cost	Amounts measured at Fair value	Measurement Methodology
	12/31/2018	12/31/2018	12/31/2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	-	-	556,066	-
Trade and other receivables, current	464,855	464,855	-	-	464,855	-
Trade receivables due from related parties, current	44,554	44,554	-	-	44,554	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	291,790	291,790	-	-	291,790	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,637	-	2,637	-
- Options	-	-	56	-	56	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	18,238	-	18,238	-
Non-current accounts receivable	424	424	-	-	-	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	95	95	-	-	95	-
- Investment in Shares	-	-	3,611	-	-	-
- Hedging assets - Swaps	-	-	13,425	-	13,425	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	300	300	-	-	300	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,723	-	2,723	-
- Options	-	-	132	-	132	-
- Hedging liabilities - Swaps	-	-	5,285	-	5,285	-
- Unsecured obligations	15,145	15,145	-	-	15,145	-
Trade and other payables, current and non current	163,751	163,751	-	-	163,751	-
Trade payables due to related parties, current	9	9	-	-	9	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	68,870	71,826	-	-	71,826	-
- Unsecured obligations	1,249,479	1,357,640	-	-	1,357,640	-
- Non-current hedging liabilities	-	-	12,033	-	12,033	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value of amounts measured at amoirtized cost	Amounts measured at Fair value	Measurement Methodology
	12/31/2017	12/31/2017	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	630,438	630,438	-	-	630,438	-
Trade and other receivables, current	446,875	446,875	-	-	446,875	-
Trade receivables due from related parties, current	59,132	59,132	-	-	59,132	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	360,941	360,941	-	-	360,941	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,744	-	2,744	-
- Options	-	-	110	-	110	-
- Hedging assets	-	-	3,184	-	3,184	-
- Investment hedge swaps	-	-	-	-	-	-
Non-current accounts receivable	1,912	1,912	-	-	1,912	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	24,811	24,811	-	-	24,811	-
- Investment in Shares	-	-	9,159	9,159	-	-
- Hedging assets - Swaps	-	-	8,909	-	8,909	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	163,568	163,568	-	-	163,568	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	5,534	-	5,534	-
- Options	-	-	445	-	445	-
- Hedging liabilities - Swaps	-	-	37,287	-	37,287	-
- Unsecured obligations	13,494	13,494	-	-	13,494	-
Trade and other payables, current and non current	196,280	196,280	-	-	196,280	-
Trade payables due to related parties, current	1,365	1,365	-	-	1,365	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	-	-	-	-	-	-
- Unsecured obligations	1,031,507	1,131,639	-	-	1,131,639	-
- Non-current hedging liabilities	-		-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2018 and December 31, 2017, assets pledged as guarantees are as follows:

Restricted cash	12/31/2018 ThUS$	12/31/2017 ThUS$
Isapre Norte Grande Ltda,	712	771
Total	712	771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 13	Financial instruments (continued)

13.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	556,066	556,066	630,438	630,438
Current trade and other receivables	464,855	464,855	446,875	446,875
Receivables due from related parties, current	44,554	44,554	59,132	59,132
Other financial assets, current:
- Time deposits	291,790	291,790	360,941	360,941
- Derivative instruments	2,693	2,693	6,038	6,038
- Hedging assets	18,238	18,238	-	-
Total other current financial assets	312,721	312,721	366,979	366,979
Non-Current Trade Receivables	424	424	1,912	1,912

Other non-current financial assets:	17,131	17,131	42,879	42,879
Total other non-current financial assets:	17,131	17,131	42,879	42,879
Other financial liabilities, current:
- Bank loans	300	300	163,568	163,568
- Derivative instruments	2,855	2,855	5,979	5,979
- Hedging liabilities	5,285	5,285	37,287	37,287
- Unsecured obligations	15,145	15,145	13,494	13,494
Other financial liabilities, current	23,585	23,585	220,328	220,328

Current and non-current accounts payable	163,751	163,751	196,280	196,280

Payables due to related parties, non-current	9	9	1,365	1,365
Other non-current financial liabilities:
- Bank loans	68,870	71,826	-	-
- Unsecured obligations	1,249,479	1,404,614	1,031,507	1,131,639
- Non-current hedging liabilities	12,033	2,657	-	-
Other non-current financial liabilities:	1,330,382	1,479,097	1,031,507	1,131,639

All the fair value estimates are included in levels 1 and 2.

13.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5 - Financial Risk Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill

14.1	Balances

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Intangible assets other than goodwill	188,283	113,787
Goodwill (1)	34,718	37,972
Total	223,001	151,759

1)       The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC) of 9.80%.

14.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2018 and December 31, 2017 are detailed as follows:

	12/31/2018
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Accumulated Impairment losses ThUS$	Net Value ThUS$

Software	Finite	28,833	(25,455)	-	3,378
Intellectual property rights, patents and other industrial property rights, service	Finite	1,254	(1,096)	(7)	151
Mining property, water rights and rights of way.	Indefinite	184,849	(88)	(1,729)	183,032
Customer-related intangible assets	Indefinite	1,778	-	(205)	1,573
Other intangible assets	Indefinite	149	-	-	149
Intangible assets other than goodwill		216,863	(26,639)	(1,941)	188,283
Goodwill	Indefinite	37,972	-	(3,254)	34,718
Total intangible assets and goodwill		254,835	(26,639)	(5,195)	223,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Mining property, water rights and rights of way	Indefinite	106,358	-	106,358
Customer-related intangible assets	Indefinite	1,778	-	1,778
Other intangible assets	Indefinite	171	-	171
Intangible assets other than goodwill		134,617	(20,830)	113,787
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		172,589	(20,830)	151,759

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software is 2-6 years, for other assets with a finite useful life, the useful life over which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason, they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity. The present value of future cash flows generated by these assets was calculated given a variation in sales volumes, market prices and costs, discounted at a WACC rate of 8.04%.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Mining property, water rights and rights of way	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

The following table shows the movements in goodwill as of December 31, 2018:

Company	Goodwill 01/01/2018	Additional recognition	Impairment losses	Transferred to available for sale	Goodwill 12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	(40)	-	280
Soquimich European Holding	11,373	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	724
Total	37,972	-	(3,254)	-	34,718

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of December 31, 2018:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	106,358		1,778	171	37,972	172,589
Additions	1,159	5	77,201		-	11	-	78,376
Increases (decreases) for transfers	-	-	-		-	-	-	-
Other increases / decreases for foreign currency exchange rates	(5)	(1)	(4)		-	-	-	(10)
(-) Impairment losses recognized in profit or loss for the year	-	-	-		-	-	-	-
Transferred to available for sale	-	-	-		-	-	-	-
Other increases (decreases)	2,619	-	1,294		-	(33)	-	3,880
Total increases (decreases)	3,773	4	78,491		1,778	(22)	-	82,246
Final balance	28,833	1,254	184,849		1,778	149	37,972	254,835

Accumulated amortization Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite		Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	-		-	-	-	(20,830)
Additions	-	-	-		-	-	-	-
Other increases / decreases for foreign currency exchange rates	4	-	-		-	-	-	4
(-) Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)		(205)	-	(3,254)	(5,195)
Amortization	(2,880)	(35)	(88)		-	-	-	(3,003)
Other increases (decreases)	(2,810)	-	-		-	-	-	(2,810)
Total increases (decreases)	(5,686)	(42)	(1,817)		(205)	-	(3,254)	(11,004)
Final balance	(25,455)	(1,103)	(1,817)		(205)	-	(3,254)	(31,834)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2018, continued

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	106,358	1,778	171	37,972	151,759
Additions	1,159	5	77,201	-	11	-	78,376
Increases (decreases) for transfers	-	-	-		-	-	-
Amortization	(2,880)	(35)	(88)	-	-	-	(3,003)
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	(205)	-	(3,254)	(5,195)
Other increases / decreases for foreign currency exchange rates	(1)	(1)	(4)	-	-	-	(6)
Transferred to available for sale	-	-	-	-	-	-	-
Other increases (decreases)	(191)	-	1,294	-	(33)	-	1,070
Total increases (decreases)	(1,913)	(38)	76,674	(205)	(22)	(3,254)	71,242
Final balance	3,378	151	183,032	1,573	149	34,718	223,001

g)	Movements in identifiable intangible assets as of December 31, 2017:

Gross value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	23,280	1,483	106,436	2,942	-	37,972	172,113
Additions	939	8	-	-	171	-	1,118
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
(-) Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-
Other increases (decreases)	841	(241)	127	(1,164)	-	-	(437)
Total increases (decreases)	1,780	(233)	(78)	(1,164)	171	-	476
Final balance	25,060	1,250	106,358	1,778	171	37,972	172,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	(16,234)	(1,023)	-	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Other increases (decreases)	(882)	-	-	-	-	-	(882)
Total Increases (decreases)	(3,535)	(38)	-	-	-	-	(3,573)
Final balance	(19,769)	(1,061)	-		-	-	(20,830)

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	7,046	460	106,436	2,942	-	37,972	154,856
Additions	939	8	-	-	171	-	1,118
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Impairment	-	-	-	-	-	-	-
Increases (decreases) for transfers	-	-	-		-	-	-
Other increases (decreases)	(41)	(241)	127	(1,164)	-	-	(1,319)

Total Increases (decreases)	(1,755)	(271)	(78)	(1,164)	171	-	(3,097)
Final balance	5,291	189	106,358	1,778	171	37,972	151,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer related intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	160	25	2,100	-	-	2,285
Other increases (decreases)	(3,821)	(131)	10	(4)	(314)	(416)	(4,676)

Final balance	-	23,280	1,483	98,596	3,337	37,972	164,668

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	3,821	-	(1)	-	-	-	3,820

Final balance	-	(16,234)	(1,023)	-	-	-	(17,257)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 14	Intangible assets and goodwill (continued)

14.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	160	25	2,100	-	-	2,285
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(131)	9	(4)	(314)	(416)	(856)

Final balance	-	7,046	460	98,596	3,337	37,972	147,411

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment

As of December 31, 2018 and December 31, 2017, the detail of property, plant and equipment is as follows:

15.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Land	24,695	24,900
Buildings	238,808	230,319
Other property, plant and equipment	28,175	24,862
Transport equipment	2,892	3,257
Supplies and accessories	4,722	1,872
Office equipment	513	487
Network and communication equipment	692	1,050
Mining assets	11,501	16,237
IT equipment	4,980	3,401
Energy generating assets	6,117	7,861
Constructions in progress	207,830	165,054
Machinery, plant and equipment (1)	923,898	950,054
Total	1,454,823	1,429,354
Property, plant and equipment, gross
Land	24,695	24,900
Buildings	648,719	610,264
Other property, plant and equipment	245,731	244,831
Transport equipment	11,668	11,195
Supplies and accessories	24,456	19,498
Office equipment	11,377	11,105
Network and communication equipment	7,505	7,356
Mining assets	132,309	129,028
IT equipment	29,955	27,038
Energy generating assets	36,930	36,643
Constructions in progress	207,830	165,054
Machinery, plant and equipment	3,068,862	2,938,287
Total	4,450,037	4,225,199

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(409,911)	(379,945)
Accumulated depreciation and impairment of other property, plant and equipment	(217,556)	(219,969)
Accumulated depreciation and impairment of transport equipment	(8,776)	(7,938)
Accumulated depreciation and impairment of supplies and accessories	(19,734)	(17,626)
Accumulated depreciation and impairment of office equipment	(10,864)	(10,618)
Accumulated depreciation and impairment of network and communication equipment	(6,813)	(6,306)
Accumulated depreciation and impairment of mining assets	(120,808)	(112,791)
Accumulated depreciation and impairment of IT equipment	(24,975)	(23,637)
Accumulated depreciation and impairment of energy generating assets	(30,813)	(28,782)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,144,964)	(1,988,233)
Total	(2,995,214)	(2,795,845)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment, (continued)

15.1	Types of property, plant and equipment, continued

(1)       The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment	12/31/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Pumps	34,145	33,614
Conveyor belt	22,082	24,832
Crystallizer	27,112	15,519
Plant equipment	188,934	186,885
Water tanks	14,876	11,296
Filter	29,300	18,572
Facilities/electrical equipment	96,179	105,600
Other machinery, plant and equipment	71,964	72,812
Piping	98,498	113,641
Pond	250,045	275,731
Well	42,903	46,802
Parts	47,860	44,750
Total	923,898	950,054

* The net balance of other machinery, plant and equipment includes capitalized site closure expenses of ThUS$12,967 as of December 31, 2018 and ThUS$14,104 as of December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment (continued)

15.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018 and December 31, 2017:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	(38)	(7,811)	(51)	-	-	-	-	(10)	-	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	-	-	(11)	-	-	(153)	(398)
Reclassifications	-	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases) (*)	-	(147)	(2,444)	(2)	47	(5)	(1)	-	349	212	(29,837)	7,220	(24,608)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)
Changes
Disposals	-	38	7,737	8	-	-	-	-	10	-	-	1,722	9,515
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	-	41	4	1	12	3	-	-	(1)	-	-	61	121
Reclassifications	-	106	(483)	-	(87)	(17)	(28)	-	90	1	-	419	1
Other increases (decreases) (*)	-	115	2,570	33	23	39	4	-	(63)	6	-	908	3,635
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	-	(156,731)	(199,369)
Closing balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment (continued)

15.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	-	(74)	(43)	-	-	-	-	-	-	(6,582)	56	(6,643)
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	-	-	(12)	-	-	(92)	(277)
Reclassifications	-	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	-
Other increases (decreases) (*)	-	(32)	126	31	70	34	3	-	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) software that is reclassified to Intangibles.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment (continued)

15.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	-	(3,374)	(45,539)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(135,988)	99,744	(191)
Other increases (decreases) (*)	(7,436)	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(18,802)	(2,767)	(31,514)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	(7,802)	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	84,358
Closing balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	-	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment (continued)

15.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	-	(164)	(226)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(135,988)	100,088	(127)
Other increases (decreases) (*)	(7,436)	2,567	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(18,802)	(6,547)	(32,130)
Decreases for classification as held for sale (1)	(411)	(57)	-	-	-	-	-	-	-	-	-	-	(468)
Total changes	(7,802)	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(103,356)
Closing balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) assets for retirement obligations and 5) software that is reclassified to Intangibles.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 15	Property, plant and equipment (continued)

15.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

15.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2018, impairment of ThUS$1,390 was recorded, while impairment of ThUS$5,205 was recorded as of December 31, 2017.

15.5	Additional Information

Capitalized interest

As of December 31, 2018, capitalized interest totaled ThUS$5,021, while for the period January to December 2017, this item totaled ThUS$4,382.

No borrowing costs are capitalized for periods beyond the normal period for acquiring, constructing or installing an asset such as delays, interruptions or temporary suspension of projects due to technical, financial or other problems that render the asset unusable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 16	Other current and non-current non-financial assets

As of December 31, 2018, and December 31, 2017, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2018	12/31/2017
	ThUS$	ThUS$
Domestic Value Added Tax	20,209	11,484
Foreign Value Added Tax	7,211	5,122
Prepaid mining licenses	1,329	1,205
Prepaid insurance	1,763	2,446
Other prepayments	2,988	1,443
Refund of Value Added Tax to exporters	12,545	941
Other taxes	2,800	4,027
Other assets	341	215
Total	49,186	26,883

Other non-financial assets, non-current	12/31/2018	12/31/2017
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	26,189	17,721
Guarantee deposits	712	771
Other assets	639	770
Total	27,540	19,262

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2018, and December 31, 2017:

Reconciliation	12/31/2018	12/31/2017
	ThUS$	ThUS$

Opening balance	17,721	23,008
Changes
Additions, other than business combinations	11,298	-
Reclassifications	1,987	595
Increase (decrease) due to transfers and other charges	(4,817)	(5,882)
Total changes	8,468	(5,287)
Total	26,189	17,721

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 17	Employee benefits

17.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2018	12/31/2017
	ThUS$	ThUS$
Current
Profit sharing and bonuses	20,085	22,421
Total	20,085	22,421

Non-current
Profit sharing and bonuses	8,831	6,487
Severance indemnity payments	28,233	27,445
Total	37,064	33,932

17.2	Policies on defined benefit plan

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

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 17.4 below.

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

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms, In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No, 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code. Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 17	Employee benefits (continued)

17.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 18.6).

Staff severance indemnities at actuarial value	12/31/2018	12/31/2017
	ThUS$	ThUS$
Staff severance indemnities, Chile	27,562	25,893
Executive severance plan	8,831	6,487
Severance for foreigners	671	1,552
Total other non-current liabilities	37,064	33,932

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4,89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 17	Employee benefits (continued)

17.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

17.4	Post-employment benefit obligations

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

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2018	12/31/2017	12/31/2016
Changes in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	8,755	8,185	7,949
Service cost	-	2	2
Interest cost	319	359	387
Actuarial loss	63	556	200
Benefits paid	(480)	(347)	(353)
Benefit obligation at the end of the year	8,657	8,755	8,185

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 17	Employee benefits (continued)

17.4	Post-employment benefit obligations, continued

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Changes in the plan assets:
Fair value of plan assets at the beginning of the year	8,751	7,404	7,464
Actual return (loss) in plan assets	133	1,694	293
Benefits paid	(480)	(347)	(353)
Fair value of plan assets at the end of the year	8,404	8,751	7,404
Financing status	(253)	(4)	(781)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(2,614)	(3,432)	(3,165)
Amortization during the year	160	219	184
Net estimated gain or loss occurred during the year	(568)	599	(451)
Adjustment to recognize the minimum pension obligation	(3,022)	(2,614)	(3,432)

The net periodic pension expense was composed of the following components for the years ended December 31, 2018, 2017 and 2016:

Reconciliation	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Service cost or benefits received during the year	-	2	2
Interest cost in benefit obligation	319	359	387
Actual return in plan assets	133	1,694	293
Amortization of prior year losses	160	219	184
Net gain during the year	(568)	599	610
Net periodic pension expense	(159)	41	29

17.5	Staff severance indemnities

As of December 31, 2018 and 2017, severance indemnities calculated at the actuarial value are as follows:

	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Opening balance	(27,445)	(22,532)	(21,995)
Current cost of service	(1,529)	(934)	(1,333)
Interest cost	(1,658)	(1,488)	(1,407)
Actuarial gain/loss	(1,617)	(1,144)	(2,253)
Exchange rate difference	2,710	(2,284)	(1,215)
Benefits paid during the year	1,306	937	5,671
Balance	(28,233)	(27,445)	(22,532)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 17	Employee benefits (continued)

17.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2018	12/31/2017	12/31/2016

Mortality rate	RV - 2014	RV - 2014	RV - 2009
Actual annual interest rate	4.642%	5.114%	4.522%
Voluntary retirement rate:
Men	6.49%	6.49%	7.16%	annual
Women	6.49%	6.49%	7.16%	annual
Salary increase	3.00%	3.00%	3.60%	annual
Retirement age:
Men	65	65	65	years
Women	60	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2018 and December 31, 2017, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 12/31/2018	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

Sensitivity analysis 12/31/2017	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity relates to an increase/decrease of 100 basis points.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 17	Employee benefits (continued)

17.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Chilean Labor Code.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 37 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$54 per share).

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The effect of the plan considers 476,302 shares reflected as a cost of ThUS$3,754 in the results for the period ending December 31, 2018. As of December 31, 2017, the effect of the plan was 533,476 shares, equal to ThUS$6,487 in costs in the profit or loss for 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	11,862	3,000	14,862	16,419	3,000	19,419
Provision for dismantling, restoration and rehabilitation cost (**)	-	28,822	28,822	-	26,954	26,954
Other provisions (***)	94,335	-	94,335	47,026	47	47,073
Total	106,197	31,822	138,019	63,445	30,001	93,446

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(**) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(***) See Note 18.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2018	12/31/2017
	ThUS$	ThUS$
Rent under Lease contract with Corfo (*)	84,826	32,331
Provision for additional tax related to foreign loans	471	416
End of agreement bonus	5,129	4,522
Directors’ per diem allowance	2,881	2,630
Provision for subsidiary restructuring	-	6,000
Miscellaneous provisions	1,028	1,127
Total	94,335	47,026
Other long-term provisions
Investments with negative equity	-	47
Total	-	47

(*) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the modification of the Lease Agreement for extraction of mining claims owned by the Chilean Economic Development Agency (CORFO). Part of the obligations include quarterly lease payments to CORFO, based on SQM Salar’s sales for the period of products obtained from the claims leased; another part corresponds to annual contributions that SQM Salar must make, since 2018, to Research and Development and to Communities and Regional Development. 2017 includes US$20.4 million corresponding to the payment that formed part of the agreement reached between SQM Salar and CORFO due to the end of Arbitration. (See Note 21.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 18	Provisions and other non-financial liabilities (continued)

18.3	Other current liabilities

Other liabilities non-financial current

Description of other liabilities	12/31/2018	12/31/2017
	ThUS$	ThUS$
Tax withholdings	4,782	7,404
VAT payable	7,345	3,344
Guarantees received	2,641	2,638
Accrual for dividend	109,670	110,529
Monthly tax provisional payments	21,001	11,684
Deferred income	18,574	5,301
Withholdings from employees and salaries payable	6,052	6,725
Accrued vacations (*)	20,070	19,042
Other current liabilities	4,489	2,137
Total	194,624	168,804

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

Description of items that gave rise to variations as of 12/31/2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes in provisions:
Additional provisions	1,000	1,820	96,516	99,336
Provision used	(5,557)	-	(49,221)	(54,778)
Increase(decrease) in foreign currency exchange	-	-	-	-
others	-	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total provisions, final balance	14,862	28,822	94,335	138,019

Description of items that gave rise to variations as of 12/31/2017	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
Others	-	-	6	6
Total Increase (decreases)	(4,448)	21,064	25,984	42,600
Total provisions, final balance	19,419	26,954	47,073	93,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions, continued

Description of items that gave rise to variations as of December 31, 2016	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	21,067	5,890	13,445	40,402
Changes in provisions:
Additional provisions	2,800	-	54,310	57,110
Provision used	-	-	(47,261)	(47,261)
Increase(decrease) in foreign currency exchange	-	-	128	128
Others	-	-	467	467
Total Increase (decreases)	2,800	-	7,644	10.444
Total provisions, final balance	23,867	5,890	21,089	50,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 19	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

19.1	Capital management

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

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2018	12/31/2017	Description (1)	Calculation (1)
Net Financial Debt ThUS$	471,755	245,508	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.32	3.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.18	0.10	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	20.7%	19.1%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	885,652	901,856	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains or reversal (losses) of financial assets – Finance income – Currency differences
EBITDA (ThUS$)	902,450	885,240	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	20.31%	21.3%	(Adjusted EBITDA – Depreciation) divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.00	0.91	Total Liabilities on Equity	Total Liabilities / Total Equity
			(1) Assumes the absolute value of the accounting records (2) Last 12 months

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 19	Disclosures on equity (continued)

19.1	Capital management, continued

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

19.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No. 18,046 and its regulations.

At December 31, 2018 and December 31, 2017, the Group does not hold shares of the Parent Company either directly or through its investees.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2018		12/31/2017
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2018 and December 31, 2017, the Company has not placed any new issuances of shares on the market.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.3	Disclosures on reserves in equity

As of December 31, 2018 and December 31, 2017, this caption comprises the following:

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion	(26,307)	(24,913)	(19,463)
Reserve for cash flow hedges	7,971	2,248	64
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(1,111)	2,937	3,513
Reserve for actuarial gains or losses in defined benefit plans	(6,884)	(5,953)	(4,834)
Other reserves	11,332	11,332	7,832
Total other reserves	(14,999)	(14,349)	(12,888)

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

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes equity securities which are not held for trading, and which the group has irrevocably elected at initial recognition to recognise in this category. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2017 and 2016.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Gains from cash flow hedge		Losses from measurement of defined benefit plans		Gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2017	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Increase (decrease) in reserves	(1,394)	5,723	-	(1,329)	-	(5,546)	-	-	(2,546)	-	(2,546)
Deferred taxes	-	-	-	-	398	-	1,498	-	-	1,896	1,896
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2018	(26,307)	7,971	-	(8,176)	1,292	(759)	(352)	11,332	(15,939)	940	(14,999)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

(*) In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	12/31/2018	12/31/2017	12/31/2016
Subsidiary - Associate	ThUS$	ThUS$	ThUS$
SQM Iberian S.A. (*)	9,464	9,464	5,964
SQM Europe NV	1,957	1,957	1,957
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	455	455	455
Doktor Tarsa Tarim Sanayi AS	305	305	305
Total	13,009	13,009	9,509

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)	(1,677)

Total Other reserves	11,332	11,332	7,832

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Dividend policy for commercial year 2018.

The Company has defined the following dividend policy:

a)	Distribute and pay, as a final dividend (dividendo definitivo) and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(i)	100% of the 2018 net income, when the following financial parameters are met: (a) that the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

(ii)	80% of the 2018 net income when the following financial parameters are met: (a) that Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

(iii)	60% of the 2018 net income when the following financial parameters are met: (a) that Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2018 net income.

b)	Distribute and pay, if possible and during 2018, three interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2018 interim financial statements, respectively. Its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2017.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.4	Dividend policies, continued

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2018 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2018.

c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

d)	At the ordinary shareholders meeting that will be held in 2019, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2018.

e)	If there is an excess of net income in 2018, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends (dividendos adicionales) is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.5	Interim and provisional dividends

At the General Ordinary Shareholders' Meeting of April 27, 2018, the shareholders agreed to the payment of a final dividend of US$1.62501 per share from the net profit obtained during the 2017 fiscal year, the amount of US$1.20533 per share must be discounted from the final dividend as it had been already paid in a form of interim dividends. The remaining balance of US$0.41968 per share was paid to shareholders on May 10, 2018.

The Ordinary Shareholders’ Meeting held on April 27, 2018 agreed to change the Company’s Dividend Policy for 2017 which was presented to the Ordinary Shareholders’ Meeting held on April 28, 2017, by incorporating a special dividend of US$100,000,000, equivalent to US$0.37994 per share which would be paid with a charge to the Company’s retained earnings. This dividend was paid to shareholders on May 10, 2018.

On May 23, 2018, the Company's Board of Directors approved the payment of an interim dividend equivalent to US$ 0.43247 per share, charged to 2018 net income. On August 22, 2018, the Board of Directors approved the payment of an interim dividend equivalent to US$ 0.50864 per share, charged to net income for 2018. This amount was paid in its equivalent in national currency according to the value of the Observed Dollar published in the Official Gazette on August 31, 2018.

On November 21, 2018, the Board of Directors approved the payment of an interim dividend equivalent to US$0.31726 per share, charged to net income for 2018. This amount was paid in its equivalent in national currency according to the value of the Dollar Observed in the Official Journal of November 30, 2018.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 19	Disclosures on equity (continued)

19.5	Interim and provisional dividends, continued

The dividends presented as deducted from equity are as follows:

	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Dividends attributable to owners of the parent	823	55,501	3,014
Provisional dividend	331,199	317,243	225,000
Additional dividend	107,872	-	150,000
Dividend payable	109,669	110,529	-
Total	549,563	483,273	378,014

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 20	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$

Earnings (losses) attributable to owners of the parent	439,830	427,697	278,290

	12/31/2018 Units	12/31/2017 Units	12/31/2016 Units

Number of common shares in circulation	263,196,524	263,196,524	263,196,524

	12/31/2018	12/31/2017	12/31/2016

Basic earnings per share (US$ per share)	1.6711	1.6250	1.05732

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions

In accordance with note 18,1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1         Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz,
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Dated March 11, 2016. Appeal filed by the plaintiff which has not been pronounced on. Awaiting notification of the sentence, case filed on December 28, 2016
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation (“SQM NA”).
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018, district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury. On September 14, 2018, the plaintiff filed a motion to appeal, which is pending resolution.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	NV Euroports, SQM Europe N.V. and its insurance companies,
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde,
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for EUR 206,675.91. Appeal presented in November 2017.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. (“SQM Nitratos”) and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. An appeal in form and substance was presented before the Supreme Court in December 2017.
	Nominal value	:	ThUS$835.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	SQM Salar S.A. (“SQM Salar”) and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016.
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage.
	Nominal value	:	ThUS$20,658.

8.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

9.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies.
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$515.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Summons to hear sentence.
	Nominal value	:	ThUS$1,265.

11.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. (“Gener”) and Empresa Eléctrica Cochrane SpA (“Cochrane”).
	Date	:	May 11, 2017.
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM).
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Evidentiary stage.
	Nominal value	:	Not determined.

12.	Plaintiff	:	Gener and Cochrane.
	Defendant	:	The Company.
	Date	:	May 2017.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Evidentiary stage.
	Nominal value	:	Not determined.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.1	Lawsuits and other relevant events, continued

13.	Plaintiffs	:	Transportes Buen Destino
	Defendant	:	SQM Salar.
	Date	:	None.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation.
	Instance	:	Prior stage. The audience for setting procedure rules is pending.
	Nominal value	:	Undetermined.

14.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	On August 24, 2018, a judgment is issued rejecting the application in its entirety. On September 6, 2018, plaintiffs deduct an appeal for nullity before the Santiago Court of Appeals, which is still in branch.
	Nominal value	:	ThUS$1,940.

15.	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason:	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	On October 22, the final ruling was issued, wherein the claim was denied. The plaintiff filed an appeal for annulment, which is pending with the Court of Appeals of Santiago
	Nominal value	:	ThUS$472.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.1	Lawsuits and other relevant events, continued

16.	Appellants	:	Asociación Indígena Consejo Pueblos Atacameños and others.
	Appellees	:	Corfo, the Company, SQM Salar and SQM Potasio S.A.
	Date of appeal	:	February 15, 2018.
	Court	:	Santiago Court of Appeals
	Reason	:	Appeal requesting annulment of modifications to contracts signed by the defendants on January 17, 2018.
	Instance	:	On September 25, the Court of Appeals of Santiago rejected the appeal for protection. On October 12, the Supreme Court ordered the revision of the appeal filed by the appellants.
	Nominal value	:	Undetermined.

17.	Claimant	:	The Society.
	Defendant	:	Office of the Superintendent of the Environment (“SMA”)
	Date	:	20 July 2017
	Court	:	Second Environmental Court of Santiago
	Reason	:	Motion for review filed by the Company against ruling rejecting the compliance program for the Pampa Hermosa project.
	Instance	:	On August 21, 2018, the Second Environmental Court of Santiago accepted the Company’s claim and ordered the SMA to take the procedure back to the stage prior to their sentencing that rejected the compliance program. This ruling was appealed with the Supreme Court on August 8, 2018.

Nominal value: Amount involved: Undetermined.

18.	Claimant	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendant	:	CORFO. The entity has intervened as an independent third party.
	Date	:	September 6, 2018.
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare.
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Instance	:	Pending ruling on dilatory pleas and independent third-party status of companies and subsidiaries.
	Nominal value	:	Undetermined.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.1	Lawsuits and other relevant events, continued

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

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0.2 million.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.2	Restrictions to management or financial limits

Contracts that subscribed the issuance of bond in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

To maintain Leverage Ratio not higher than 1.2 times at its strictest level. The Leverage ratio is defined as the Total Liabilities divided by Total Equity.

As of December 31, 2018, the above mentioned financial indicator has the following values:

Indicator	12/31/2018	12/31/2017
Leverage	1.00	0.91

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company. On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA. On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

On December 13, 2017, the First Environmental Court of Antofagasta authorized the SMA to apply the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region. In October 2018, the First Environmental Court of Antofagasta accepted the Company’s claim, leaving the indicated closure without effect, maintaining only the requirement to prepare reports to increase knowledge of ecosystems. In mid-October, the Court denied authorization to SMA to renew the closure measure. In December 2018, the First Environmental Court accepted the Company’s second claim, ratifying the previous decision.

On January 10, 2019, the SMA carried out the sentence of the Second Environmental Court, taking the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company. On January 14, 2019, the SMA made new observations to the compliance program formulated by the Company. The term granted for the Company to address these observations is currently underway, after which the SMA will issue a new ruling on the proposal.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.3	Environmental contingencies, continued

SQM Salar presented a compliance program that details the actions and commitments that will be undertaken to overcome the objections formulated by the SMA. This program was accepted by SMA ruling dated January 7, 2019, thus suspending the process initiated against SQM Salar. The Atacameño Indigenous Community of Peine, the Indigenous Association Council of Atacameño Peoples and the Atacameño Indigenous Community of Camar have filed against this ruling with the First Environmental Court. In keeping with the monitoring plans established in the current environmental qualification resolution for the operation at the Salar de Atacama, SQM Salar periodically monitors the flora, fauna, hydrogeological and meteorological variables, including 225 monitoring points and 48 continuous measuring points for the brine and water levels in different parts of the salar basin, which it periodically reports to the corresponding authorities. If any of the monitoring points fall below predefined levels, various actions are considered, which are part of the environmental monitoring plan.

On May 20, 2018, 2 of the 225 points were 1 cm below the predefined level for those points. These points are on the route of an outlet sector for a lagoon located on the eastern edge of the Salar de Atacama. Historically flows from the lagoons of the deposit have varied in location and route. That has happened in this case and the flow has moved with regard to the location of the monitoring well in question. Both the levels and the flows from the lagoons have behaved normally and no changes in the ecosystem that is being monitored in the area have been observed.

Following the protocols established for these cases, SQM Salar’s total extraction volume in the Salar de Atacama, has been reduced from a maximum average of 1,500 liters per second per year to 1,250 liters per second per year for a period of six months.

The Company estimates that an average annual decrease of brine extraction of 250 liters per second would have no impact on current and estimated production volumes of lithium carbonate and hydroxide. In the case of potassium chloride, it is estimated that the reduction in brine extraction could imply a reduction in production and sales volumes of approximately 170.000 metric tons on an annual basis.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.4	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges of US$8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate amount of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group considers terminated the internal analysis which has been performed. The purpose of the analysis was to identify the expenses incurred by the SQM Group during the fiscal years 2008 to 2014 and which could be a matter of tax rectification.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.4	Tax contingency, continued

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On Friday, August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments No. 169, 170, 171 and 172, which seek to expand application of the specific tax on mining activities to include lithium exploitation. The amount involved is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim. The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2017 and the same as of December 31, 2018.

The amount involved is approximately US$32.2 million. The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for business years 2016, 2017 and 2018. As of the date of these financial statements, the Company has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017 and 2018 financial years. It is reasonable to expect that should these assessments for the period 2016 to the quarter half of 2018 be issued, the value would be approximately US$57 million (without considering potential interest and fines).

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals:

(a)	In January 2018, indigenous communities and various parties presented an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio (the “Companies”), with regard to the amendments to the contract for the project in the Salar de Atacama and the OMA mining property lease contract dated January 17, 2018, both granted as a result of a conciliation process proposed by the arbitration court which took place at the end of arbitration between the parties (the “Amendments”). According to the appellants, the Amendments will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants established in article 19, numbers 8, 21 and 24 of the Political Constitution. The appellants have therefore requested the following: (i) that the acts subject to appeal be declared invalid, vacated or without effect, (ii) that the Amendments be reviewed according to the provisions of Convention 169 (iii) that the counterparts be expressly made liable for the costs, given the clearly illegal and arbitrary nature of what has occurred.

Once informed of the appeal, the Companies requested that it be rejected for the following reasons. Firstly, because it is extemporaneous. Secondly, as the matter is one that requires the interpretation and verification of the application or effects of contractual clauses, it goes beyond the scope of this cautionary action. Thirdly it should be challenged on the principle of specialty, because there is a special procedure which would better apply. In terms of substance, the Companies have indicated to the Court that an increase in the lithium quota, authorized through contractual changes adopted through a conciliation process proposed by the Arbitration Judge does not constitute an arbitrary or illegal act and that no indigenous consultation took place as per article 6 of Convention 169 because the Amendments were not legislative or administrative measures likely to directly affect the indigenous peoples. The Companies have sustained that the Amendments are the implementation of a conciliation agreement, that is the jurisdictional equivalent of res judicata, which was proposed by the arbitration judge and does not correspond to the exercise of public powers, as required in article 6 of Convention 169.

On September 25, 2018, the Santiago Court of Appeals rejected the appeal for protection. The appeal for protection is currently pending before the Supreme Court.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals, continued

In the event that a ruling is made to leave without effect the Amendments and if there are no appeals by the parties, the contracts prior to the Amendments will once again be valid, although this resolution should not affect the efficiency and validity of the conciliation reached regarding the matters debated in arbitration.

The court has the faculties to adopt the decisions it considers necessary to reestablish the rule of law and ensure the protection of the affected party.

(b)    On September 6, 2018, a public law annulment lawsuit was filed by the congresspersons Mss. Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Citizen Power Party (Partido Poder Ciudadano) to render null and void the contract for the Salar de Atacama Project signed between Corfo and the Companies. The Companies have joined the suit as interested third parties.

In the suit, the plaintiffs request a pretrial measure against Corfo for the signing of agreements and contracts related to the exploitation of lithium. On October 31, 2018, the special magistrate rejected the measure, which was appealed by the plaintiffs.

In the event that the contract for the Salar de Atacama Project is rendered null and void, SQM Salar could be unable to exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2018, the guarantee amounts to ThUS$712.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 21	Contingencies and restrictions (continued)

21.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,423 and ThUS$12,103 on December 31, 2018 and December 31, 2017 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2018	12/31/2017
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	3,598	4,067
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,587	1,743
Agrícola Lobert Ltda.	Unrelated third party	-	1,264
Covepa SPA	Unrelated third party	720	813
Johannes Epple Davanzo	Unrelated third party	321	363
Hortofrutícola La Serena	Unrelated third party	294	323
Juan Luis Gaete Chesta	Unrelated third party	195	262
Arena Fertilizantes y Semillas	Unrelated third party	216	244
Vicente Oyarce Castro	Unrelated third party	222	244
Soc. Agrocom. Julio Polanco	Unrelated third party	144	163
Bernardo Guzmán Schmidt	Unrelated third party	126	138
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	-	138
Lemp Martin Julian	Unrelated third party	-	124
Comercial Agrosal Ltda.	Unrelated third party	-	116
Soc.Comercial el Mimbral	Unrelated third party	-	101
Total		9,423	12,103

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 22	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which were associated with the irregular financing of politicians. Amongst those affected by these legal claims were the legal representatives of the Company the then-current CEO, Patricio de Sominihac T., as well as the then-current Vice President of Corporate Services and CFO, Ricardo Ramos R., now Chief Executive Officer. Those lawsuits and complaints related to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses varios invoices and fee receipts, which could be considered as ideologically false. Similar legal actions were also filed against the taxpayers who provided the tax documents that allowed the alleged commission of the related illicit acts.

Actions performed by the Authority and Termination of research in Chile

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. SQM has also provided the Public Ministry with its email files and all the documentation that has been requested by the authority.

On August 17, 2018, the Eighth Guarantee Court declared the definitive dismissal of the Company, SQM Salar and SQM Nitratos with respect to the case in which their criminal liability was being investigated.

On January 15, 2019, the MP communicated to the Eighth Criminal Court its decision not to continue with the criminal investigation against Messrs. Patricio de Solminihac T, Ricardo Ramos R. and Enrique Olivares C.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 22	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary. The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M., and Wolf von Appen B.

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

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;
b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;
c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that.
d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G. himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice (the “DOJ”) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 22	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

The Company reported on the investigation by Shearman & Sterling for North American regulatory entities (DOJ and Securities and Exchange Commission, the “SEC”), in accordance with the regulations in force in the United States of America. The results of this investigation were given to these regulatory entities, which have opened investigations to determine the existence of possible noncompliance with the FCPA or Internal control standards.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (the “DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the 2016 financial statements.

In accordance with the terms of the Deferred Prosecution Agreement (the “DPA”) with the DOJ, the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated. Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA. These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months (the “Monitor”) that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts, approximately US$30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the Other Expenses by function line.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 23	Sanction proceedings

On April 03, 2018, the National Directorate of the “Dirección Nacional del Servicio Nacional de Geología y Minería” (National Geology and Mining Service) filed charges against SQM Industrial for the alleged violation of Article 40 letter c) of Law No. 20,551 that regulates the closure of mining works and facilities for Pampa Blanca, located in the district of Sierra Gorda. On April 26, 2018, SQM Industrial gave its deposition. According to current regulations, the National Geology and Mining Service can impose fines of up to 10 UTMs (monthly tax units) for each day of infringement, with a total maximum of 10,000 UTMs per month.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 24	Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Sociedad Química y Minera de Chile S.A. and Subsidiaries and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Implementation, economically feasible, not economically feasible and in exploitation:

1.	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in the caption of Non-Current Assets, found in Works in Progress for Properties, Plant and Equipment, which include, exploration of caliche, and brine from the Salar de Atacama (these processes are generally developed over a one-year period), both totaling ThUS$8,355 in this caption, as of December 31, 2018, and ThUS$8,942 as of December 31, 2017. For Mt Holland, exploration disbursements fall under Other Non-Current Non-Financial Assets and correspond to ThUS$11,298 as of December 31, 2018. As of December 31, 2017 there were no disbursements for this concept.

2.	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under Non-Current Assets in Other Non-current Financial Assets. The balance as of December 31, 2018, is ThUS$5,099 and as of December 31, 2017, it is ThUS$12,530.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar. Therefore, once the studies are concluded, these are classified as Non-current Assets in Properties, Plants and Equipment, assigning them a technical useful life of 10 years.

3.	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2018 and December 31, 2017, there is no existing disbursement for this item.

4.	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited. The portion that is exploited in the following 12 months is presented as current assets in the inventories. As of December 31, 2018, the amount is ThUS$2,028 and the balance as of December 31, 2017 for this concept is ThUS$521. The portion that will be amortized in the following years is classified as non-current assets under Other Non-current Assets. As of December 31, 2018, there is a balance of ThUS$9,791 for this concept, and as of December 31, 2017, the balance is ThUS$5,191.

Disbursements corresponding to metal exploration are charged to profit or loss in the period in which they are incurred.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

25.1	Revenue from operating activities

The Group derives revenues from the sale of goods (which are recognised at one point in time) and from the provision of services (which are recognised over time) and are distributed among the following geographical areas and main product and service lines:

	12/31/2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	111,595	1,052	700	25,593	4,575	45,834	189,349
Latin America and the Caribbean	77,737	6,390	3,596	80,192	12,097	177	180,189
Europe	200,229	112,080	103,430	46,068	17,384	473	479,664
North America	240,995	83,587	68,254	50,685	27,347	647	471,515
Asia and Others	151,194	121,863	558,821	64,936	46,865	1,407	945,086
Total	781,750	324,972	734,801	267,474	108,268	48,538	2,265,803

	12/31/2017
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	91,243	1,054	802	20,001	2,522	45,942	161,564
Latin America and the Caribbean	71,335	5,756	3,109	142,610	9,180	155	232,145
Europe	177,997	81,557	88,443	72,405	28,346	305	449,053
North America	235,963	67,491	42,918	69,105	25,824	553	441,854
Asia and Others	120,713	96,265	509,301	75,205	69,706	1,517	872,707
Total	697,251	252,123	644,573	379,326	135,578	48,472	2,157,323

	12/31/2016
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	102,804	1,319	500	18,940	3,398	60,108	187,069
Latin America and the Caribbean	69,805	6,136	3,002	154,012	9,194	223	242,372
Europe	116,863	86,095	77,850	82,040	14,391	887	378,126
North America	211,954	63,193	41,226	81,043	24,485	337	422,238
Asia and Others	122,427	74,401	392,049	67,288	52,669	683	709,517
Total	623,853	231,144	514,627	403,323	104,137	62,238	1,939,322

a)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

25.1	Revenue from operating activities, continued

b) Main product lines:

	January to December
	2018	2017	2016
Products and Services	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	781,750	697,251	623,853
Sodium Nitrates	17,688	18,555	16,891
Potassium nitrate and sodium potassium nitrate	527,945	474,451	390,964
Specialty Blends	145,512	121,263	129,943
Other specialty fertilizers	90,605	82,982	86,055
Iodine and derivatives	324,972	252,123	231,144
Lithium and derivatives	734,801	644,573	514,627
Potassium	267,474	379,326	403,323
Industrial chemicals	108,268	135,578	104,137
Other	48,538	48,472	62,238
Commodities	18,582	11,822	19,842
Other ordinary income Commercial Offices	24,465	32,784	37,068
Income from services rendered and others
Other
Income from the provision of services	4,017	3,795	4,122
Income from leasing properties	1,474	71	1,205
Total	2,265,803	2,157,323	1,939,322

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

25.2	Cost of sales

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(260,863)	(227,620)	(208,697)
Classes of employee benefit expenses	(203,569)	(172,084)	(162,335)
Depreciation expense	(212,582)	(232,275)	(271,128)
Amortization expense	(7,194)	(8,153)	(12,438)
Operating leases	(75,395)	(80,160)	(71,548)
Investment plan expenses	(13,384)	(17,180)	(17,697)
Contractors	(78,825)	(72,348)	(66,051)
Mining concessions	(8,168)	(7,802)	(7,313)
Operations transport	(64,352)	(69,052)	(59,399)
Freight and product transport costs	(43,510)	(55,383)	(64,857)
Purchase of products from third parties	(239,781)	(208,147)	(211,928)
Insurance	(9,816)	(10,255)	(12,033)
CORFO rights	(182,954)	(46,274)	(41,962)
Export costs	(84,816)	(83,057)	(105,307)
Variation in inventory	11,600	(90,998)	(10,774)
Other expenses, by nature	(9,915)	(14,034)	(4,818)
Total	(1,483,524)	(1,394,822)	(1,328,285)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

25.3	Other income

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	705	345	771
Fines charged to suppliers	698	199	358
Taxes recovered	685	1,278	657
Amounts recovered from insurance	443	154	5,636
Overestimate of provisions for third-party obligations	375	586	573
Other operating income	1,847	4,543	2,690
Options on mining claims	16,095	2,607	2,577
Easements, pipelines and roads	10,806	4,656	219
Reimbursement mining licenses and notary expenses	394	1,196	1,300
Shares obtained in junior mining companies through options	-	2,263	421
Total	32,048	17,827	15,202

25.4	Administrative expenses

	12/31/2018	13/31/2017	13/31/2016
	ThUS$	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneration and benefits to employees	(63,880)	(51,761)	(47,192)
Marketing costs	(3,078)	(2,539)	(1,535)
Amortization expenses	(15)	(8)	(6)
Entertainment expenses	(4,805)	(4,781)	(4,022)
Advisory services	(12,848)	(14,348)	(16,474)
Leases	(4,556)	(4,097)	(4,236)
Insurance	(1,758)	(1,767)	(1,732)
Office expenses	(8,165)	(5,357)	(5,182)
Contractors	(5,730)	(4,805)	(4,329)
Other expenses, by nature	(13,291)	(11,708)	(3,728)
Total	(118,126)	(101,171)	(88,436)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

25.5	Other expenses by function

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Classes of Employee Benefit Expenses

Depreciation and amortization expense
Depreciation of assets not in use	(59)	(90)	(111)
Subtotal	(59)	(90)	(111)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Amortization expense intangible	(1,649)	-	-
Subtotal	(1,649)	-	-
Other expenses, by nature
Legal expenses	(15,139)	(25,176)	(5,737)
VAT and other unrecoverable taxes	(1,187)	(1,295)	(1,015)
Fines paid	(965)	(1,112)	(31,867)
Investment plan expenses	(13,419)	(10,006)	(6,657)
Donations not accepted as tax credit	(4,502)	(5,527)	(1,692)
Reorganization of related businesses	6,000	(6,000)	-
Expenses to cease operations	-	-	(32,061)
Other operating expenses	(7,636)	(4,394)	(3,393)
Subtotal	(35,199)	(53,510)	(82,422)
Total	(36,907)	(53,600)	(82,533)

25.6	Other gains (losses)

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Adjust previous year application method of participation	(664)	500	(721)
Impairment of interests in joint ventures (1)	(8,802)	-	-
Sales of investments (2)	13,748	-	7,636
Others	2,122	43	(6,236)
Total	6,404	543	679

(1)	See Note 10.2.

(2)	During the month of December 2018, SQM S.A. sold its interest in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

25.7	Impairment of gains and reversal of impairment losses

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Net impairment gains on reversal (losses) of financial assets	2,967	(8,038)	(7,198)
Total	2,967	(8,038)	(7,198)

25.8	Summary of expenses by nature

	January to December
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Raw materials and consumables	(260,863)	(227,620)	(208,697)
Classes of Employee Benefit Expenses
Personnel expenses	(267,449)	(223,845)	(209,527)
Depreciation and amortization expense
Depreciation expense	(212,641)	(232,365)	(271,239)
Amortization expense	(8,858)	(8,161)	(12,444)
Operating leases	(79,951)	(84,257)	(75,784)
Legal expenses	(15,139)	(25,176)	(5,737)
Investment plan expenses	(26,803)	(27,186)	(24,354)
Contractors	(86,313)	(78,920)	(72,112)
Mining concessions	(8,168)	(7,802)	(7,313)
Operation transport	(64,352)	(69,052)	(59,399)
Freight and product transport costs	(43,510)	(55,383)	(64,857)
Purchase of products from third parties	(239,781)	(208,147)	(211,928)
Office expenses	(17,981)	(15,612)	(17,215)
CORFO rights	(182,954)	(46,274)	(41,962)
Export costs	(84,816)	(83,057)	(105,307)
Representation expenses	(4,805)	(4,781)	(4,022)
Restructuring of joint ventures	6,000	(6,000)	-
Plant suspension expenses	-	-	(32,061)
Consultant and advisor services	(12,848)	(14,348)	(16,474)
Variation in inventory	11,600	(90,998)	(10,774)
Other expenses, by nature	(38,925)	(40,609)	(48,048)
Other expenses by nature	(1,638,557)	(1,549,593)	(1,499,254)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 25	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

25.9	Finance expenses

	January to December
	2018	2017	2016
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,707)	(1,650)	(1,847)
Interest expense from bonds	(55,887)	(49,373)	(55,563)
Interest expense from loans	(3,093)	(2,002)	(4,419)
Capitalized interest expenses	5,021	4,382	5,406
Financial expenses for site closure	(960)	-	-
Other finance costs	(3,288)	(1,481)	(1,075)
Total	(59,914)	(50,124)	(57,498)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments

26.1	Reportable segments

General information:

The Company revised its segment reporting as of December 31, 2017 and for the years ended December 31, 2017 and 2016 to make the following modifications:

1. Elimination of “Revenues from transactions with other operating segments of the same entity” amounts since the amounts presented in this line corresponded to transactions between companies within the same segment and did not represent inter-segment transactions.

2. Elimination of “Elimination of inter-segments amounts” column as this information intended to present consolidation adjustments that were not applicable for segment reporting. All the amounts presented in this column were reallocated into the “Unallocated amounts” column.

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 26.2).

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

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.1	Reportable segments, continued

Basis of accounting for transactions between reportable segments

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates). Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2018
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803	2,265,803		2,265,803
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	781,750	324,972	734,801	108,268	267,474	48,538	2,265,803	2,265,803		2,265,803

Costs of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(45,568)	(1,483,524)	(1,483,524)		(1,483,524)
Administrative expenses	-	-	-	-	-	-	-	-	(118,126)	(118,126)
Interest expense	-	-	-	-	-	-	-	-	(59,914)	(59,914)
Depreciation and amortization expense	(73,073)	(45,280)	(44,837)	(16,041)	(41,891)	(377)	(221,499)	(221,499)		(221,499)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,351	6,351
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(178,975)	(178,975)
Other items other than significant cash
Income (loss) before taxes	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(161,241)	621,038

Net income (loss) from continuing operations	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(340,216)	442,063
Net income (loss) from discontinued operations
Net income (loss)	168,483	107,508	417,926	35,304	50,088	2,970	782,279	782,279	(340,216)	442,063

Assets	-	-	-	-	-	-	-	-	4,268,094	4,268,094
Equity-accounted investees	-	-	-	-	-	-	-	-	111,549	111,549
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									(15,028)	(15,028)
Increase of non-current assets	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,130,291	2,130,291
Impairment loss recognized in profit or loss	(2,227)	(1,171)	(243)	(79)	(3,006)	(553)	(7,279)	(7,279)	2,985	(4,294)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	524,1839	524,839
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(187,004)	(187,004)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(387,313)	(387,313)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures, continued

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	(101,171)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	(50,124)	(50,124)
Depreciation and amortization expense	(73,702)	(44,252)	(18,036)	(16,050)	(88,130)	(356)	(240,526)	(240,526)	-	(240,526)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	14,452	14,452
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(166,173)	(166,173)
Other items other than significant cash
Income (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(167,911)	594,590

Net income (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417
Net income (loss) from discontinued operations
Net income (loss)	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417

Assets	-	-	-	-	-	-	-	-	4,296,236	4,296,236
Equity-accounted investees	-	-	-	-	-	-	-	-	152,630	152,630
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									-	-
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,048,768	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	(14,316)	(31,899)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	758,272	758,272
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(248,067)	(248,067)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(411,920)	(411,920)

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures, continued

	12/31/2016
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2016
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	1,939,322
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	1,939,322

Costs of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	(1,328,285)	(1,328,285)	-	(1,328,285)
Administrative expenses	-	-	-	-	-	-	-	-	(88,436)	(88,436)
Interest expense	-	-	-	-	-	-	-	-	(57,498)	(57,498)
Depreciation and amortization expense	(89,864)	(35,958)	(33,010)	(12,666)	(67,571)	(10,612)	(249,681)	(249,681)	(111)	(249,792)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	13,047	13,047
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(132,965)	(132,965)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	(196,148)	414,889

Net income (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	(329,113)	281,924
Net income (loss) from discontinued operations
Net income (loss)	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	(329,113)	281,924

Assets	-	-	-	-	-	-	-	-	4,217,980	4,217,980
Equity-accounted investees	-	-	-	-	-	-	-	-	133,140	133,140
Increase of non-current assets	-	-	-	-	-	-	-	-	(107,268)	(107,268)
Liabilities	-	-	-	-	-	-	-	-	1,910,708	1,910,708
Impairment loss recognized in profit or loss	-	-	(251)	-	-	(698)	(949)	(949)	(39,595)	(40,544)
Reversal of impairment losses recognized in profit or loss for the period	133	325	-	233	2,216	-	2,907	2907	-	2,907

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	781,750	324,972	734,801	108,268	267,474	48,538	-	2,265,803
Cost of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(45,568)	-	(1,483,524)

Gross profit	168,483	107,508	417,926	35,304	50,088	2,970	-	782,279
Other incomes by function	-	-	-	-	-	-	32,048	32,048
Administrative expenses	-	-	-	-	-	-	(118,126)	(118,126)
Other expenses by function	-	-	-	-	-	-	(36,907)	(36,907)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	2,967	2,967
Other gains (losses)	-	-	-	-	-	-	6,404	6,404
Financial income	-	-	-	-	-	-	22,533	22,533
Financial costs	-	-	-	-	-	-	(59,914)	(59,914)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,351	6,351
Exchange differences	-	-	-	-	-	-	(16,597)	(16,597)
Profit (loss) before taxes	168,483	107,508	417,926	35,304	50,088	2,970	(161,241)	621,038
Income tax expense	-	-	-	-	-	-	(178,975)	(178,975)
Profit (loss) from continuing operations	168,483	107,508	417,926	35,304	50,088	2,970	(340,216)	442,063
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	168,483	107,508	417,926	35,304	50,088	2,970	(340,216)	442,063
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	439,830
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	2,233
Profit (loss)	-	-	-	-	-	-	-	442,063

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	697,251	252,123	644,573	135,578	379,326	48,472	-	2,157,323
Cost of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	-	(1,394,822)
Gross profit	141,895	52,315	455,331	43,825	65,636	3,499	-	762,501
Other incomes by function	-	-	-	-	-	-	17,827	17,827
Administrative expenses	-	-	-	-	-	-	(101,171)	(101,171)
Other expenses by function	-	-	-	-	-	-	(53,600)	(53,600)
Other gains (losses)	-	-	-	-	-	-	543	543
Financial income	-	-	-	-	-	-	13,499	13,499
Financial costs	-	-	-	-	-	-	(50,124)	(50,124)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	(8,038)	(8,038)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,452	14,452
Exchange differences	-	-	-	-	-	-	(1,299)	(1,299)
Profit (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	(167,911)	594,590
Income tax expense	-	-	-	-	-	-	(166,173)	(166,173)
Profit (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss), attributable to	-	-	-	-	-	-	-	-
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	427,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	720
Profit (loss)	-	-	-	-	-	-	-	428,417

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	623,853	231,144	514,627	104,137	403,323	62,238	-	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	-	(1,328,285)
Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	-	611,037
Other incomes by function	-	-	-	-	-	-	15,202	15,202
Administrative expenses	-	-	-	-	-	-	(88,436)	(88,436)
Other expenses by function	-	-	-	-	-	-	(82,533)	(82,533)
Other gains (losses)	-	-	-	-	-	-	679	679
Financial income	-	-	-	-	-	-	10,129	10,129
Financial costs	-	-	-	-	-	-	(57,498)	(57,498)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9	-	-	-	-	-	-	7,198	7,198
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,047	13,047
Exchange differences	-	-	-	-	-	-	460	460
Profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(196,148)	414,889
Income tax expense	-	-	-	-	-	-	(132,965)	(132,965)
Profit (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	278,290
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	3,634
Profit (loss)	-	-	-	-	-	-	-	281,924

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits.

26.5	Disclosures on main customers

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

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.6	Segments by geographical areas as of December 31, 2018, 2017 and 2016

	12/31/2018
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	189,349	180,189	479,664	471,515	945,086	2,265,803
Investment accounted for under the equity method	(6,588)	-	61,256	16,115	40,766	111,549
Intangible assets other than goodwill	110,544	-	386	152	77,201	188,283
Goodwill	22,535	86	11,373	724	-	34,718
Property, plant and equipment, net	1,445,349	347	4,451	3,098	1,578	1,454,823
Investment property	-	-	-	-	-	-
Other non-current assets	17,111	23	-	(892)	11,298	27,540
Non-current assets that are not financial instruments	1,588,951	456	77,466	19,197	130,843	1,816,913

	12/31/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	140,764	228,759	1,048,556	441,377	297,867	2,157,323
Investment accounted for under the equity method	(5,513)	33,065	33,318	15,193	76,567	152,630
Intangible assets other than goodwill	113,152	-	453	182	-	113,787
Goodwill	23,731	6,290	11,374	724	2,058	44,177
Property, plant and equipment, net	1,421,141	313	3,857	2,469	1,574	1,429,354
Investment property	-	-	-	-	-	-
Other non-current assets	19,234	28	-	-	-	19,262
Non-current assets that are not financial instruments	1,571,745	39,696	49,002	18,568	80,199	1,759,210

	12/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	162,477	240,607	411,807	416,380	708,051	1,939,323
Investment accounted for under the equity method	-	5,000	25,009	13,456	69,675	113,140
Intangible assets other than goodwill	109,227	-	-	211	1	109,439
Goodwill	23,731	86	11,373	724	2,058	37,972
Property, plant and equipment, net	1,526,992	234	3,521	2,536	1,483	1,534,766
Investment property	-	-	-	-	-	-
Other non-current assets	24,551	139	-	-	-	24,690
Non-current assets that are not financial instruments	1,684,501	5,459	39,903	16,927	73,217	1,820,007

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 26	Reportable segments (continued)

26.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2018 and December 31, 2017:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts

-	María Elena	:	Production of iodine and nitrate salts

-	Coya Sur	:	Production of nitrate salts

-	Nueva Victoria	:	Production of iodine and nitrate salts

-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate

-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide

-	Tocopilla	:	Port facilities

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 27	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2018, total interest expenses incurred amount to ThUS$59,914 (ThUS$50,124 as of December 31, 2017).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

27.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2018	12/31/2017

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%
Amount of costs for interest capitalized in ThUS$	5,021	4,382

Notes to the Consolidated Financial Statements as of December 31, 2018

Note 28	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(16,597)	(1,299)	460

Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(1,394)	(5,450)	(5,428)

Conversion foreign exchange reserves attributable to the non-controlling entity.	168	4	35

b)	Reserves for foreign currency exchange differences:

As of December 31, 2018 and 2017, foreign currency exchange differences are detailed as follows:

Detail	12/31/2018 ThUS$	12/31/2017 ThUS$	12/31/2016 ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(17)	(2)	(13)
Proinsa Ltda.	(11)	(7)	(10)
Comercial Agrorama Ltda.	(21)	(44)	(69)
Isapre Norte Grande Ltda.	(1)	(74)	(124)
Almacenes y Depósitos Ltda.	113	97	47
Sacal S.A.	(3)	-	(29)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(10)	-	(6)
Agrorama S.A.	132	(98)	(49)
Doktor Tarsa	(13,811)	(14,447)	(12,264)
SQM Vitas Fzco	(2,682)	(1,779)	(1,801)
Ajay Europe	(1,270)	(831)	(1,935)
SQM Eastmed Turkey	(113)	(92)	(95)
Charlee SQM (Thailand) Co. Ltd.	-	(285)	(460)
Coromandel SQM India	(393)	(234)	(282)
SQM Italia SRL	(213)	(154)	(287)
SQM Oceanía Pty Ltd.	(634)	(634)	(634)
SQM Indonesia S.A.	(124)	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	(435)	(435)	(434)
SQM Vitas Holland	(170)	(101)	(280)
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe	(1,983)	(1,550)	(1,550)
Minera Exar S.A.	-	(5,209)	-
SQM Australia Pty Ltd.	(4,222)	154	-
Pavoni & C. Spa	70	-	-
Terra Tarsa BV	(82)	-	-
Plantacote NV	(34)	-	-
Doktolab Tarim Arastirma San.	(29)	-	-
Kore Potash PLC (a)	(1,206)	-	-
SQM Colombia SAS	(94)	-	-
Total	(26,307)	(24,913)	(19,463)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 28	Effect of fluctuations in foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2018 ThUS	12/31/2017 ThUS$
Current assets:
Cash and cash equivalents	ARS	2	1
Cash and cash equivalents	BRL	-	38
Cash and cash equivalents	CLP	157,500	579
Cash and cash equivalents	CNY	2,305	1,143
Cash and cash equivalents	EUR	4,738	9,782
Cash and cash equivalents	GBP	-	55
Cash and cash equivalents	AUD	29,598	-
Cash and cash equivalents	MXN	1,242	258
Cash and cash equivalents	PEN	1	8
Cash and cash equivalents	THB	1	-
Cash and cash equivalents	YEN	1,786	1,773
Cash and cash equivalents	ZAR	5,219	4,074
Subtotal cash and cash equivalents		202,392	17,711
Other current financial assets	CLP	20,931	39,126
Subtotal other current financial assets		20,931	39,126
Other current non-financial assets	BRL	-	1
Other current non-financial assets	ARS	2	-
Other current non-financial assets	AUD	102	-
Other current non-financial assets	COP	-	30
Other current non-financial assets	CLF	47	46
Other current non-financial assets	CLP	20,276	12,172
Other current non-financial assets	CNY	8	12
Other current non-financial assets	EUR	3,153	235
Other current non-financial assets	MXN	3,274	1,429
Other current non-financial assets	THB	19	279
Other current non-financial assets	PEN	-	20
Other current non-financial assets	YEN	21	18
Other current non-financial assets	ZAR	1,547	2,941
Subtotal other current non-financial assets		28,449	17,183
Trade and other receivables	ARS	-	6
Trade and other receivables	BRL	20	23
Trade and other receivables	CLF	453	427
Trade and other receivables	CLP	71,730	85,837
Trade and other receivables	CNY	11,361	10,426
Trade and other receivables	EUR	31,426	49,627
Trade and other receivables	GBP	-	90
Trade and other receivables	MXN	452	195
Trade and other receivables	AED	15,841	546
Trade and other receivables	THB	2,970	791
Trade and other receivables	YEN	76,267	41,582
Trade and other receivables	ZAR	571	23,825
Subtotal trade and other receivables		211,091	213,375
Receivables from related parties	EUR	105	58
Receivables from related parties	THB	-	74
Subtotal receivables from related parties		105	132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2018 ThUS$	12/31/2017 ThUS$

Current tax assets	ARS	2	4
Current tax assets	CLP	601	1,413
Current tax assets	EUR	3,500	183
Current tax assets	ZAR	-	431
Current tax assets	MXN	843	-
Current tax assets	PEN	131	201
Subtotal current tax assets		5,077	2,232
Subtotal current assets		468,045	289,759
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	72	42
Subtotal other non-current financial assets		92	62
Other non-current non-financial assets	BRL	23	27
Other non-current non-financial assets	CLP	758	822
Subtotal other non-current non-financial assets		781	849
Non-current right receivable	CLF	329	209
Non-current right receivable	COP	-	47
Non-current right receivable	CLP	1,807	1,256
Subtotal non-current rights receivable		2,136	1,512
Equity-accounted investees	AED	31,023	35,414
Equity-accounted investees	EUR	14,929	8,144
Equity-accounted investees	INR	1,729	1,632
Equity-accounted investees	THB	53	2,491
Equity-accounted investees	TRY	21,892	21,741
Subtotal equity-accounted investees		69,626	69,422
Intangible assets other than goodwill	CLP	85	48
Subtotal intangible assets other than goodwill		85	48
Property, plant and equipment	CLP	3,387	3,574
Subtotal property, plant and equipment		3,387	3,574
Total non-current assets		76,107	75,467
Total assets		544,152	365,226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2018			12/31/2017
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	342	6,256	6,598	4,947	-	4,947
Other current financial liabilities	BRL	52	-	52	-	-	-
Subtotal other current financial liabilities		394	6,256	6,650	4,947	-	4,947
Trade and other payables	BRL	34	-	34	37	-	37
Trade and other payables	THB	65	-	65	91	-	91
Trade and other payables	CLP	69,789	-	69,789	61,310	4,361	65,671
Trade and other payables	EUR	36,439		36,439	32,896	-	32,896
Trade and other payables	GBP	-	-	-	11	-	11
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	7	-	7	13	-	13
Trade and other payables	PEN	-	-	-	3	-	3
Trade and other payables	ZAR	1,842		1,842	2,541	-	2,541
Subtotal trade and other payables		108,177	-	108,177	96,903	4,361	101,264
Other current provisions	ARS	-	13	13	-	12	12
Other current provisions	BRL	707	-	707	739	-	739
Other current provisions	CLP	-	64	64	-	80	80
Other current provisions	EUR	243	-	243	243	-	243
Subtotal other current provisions		950	77	1,027	982	92	1,074
Current tax liabilities	CLP	-	31	31	-	326	326
Current tax liabilities	BRL	-	3	3	-	6	6
Current tax liabilities	CNY	-	8	8	3	-	3
Current tax liabilities	EUR	4,548	1,000	5,548	-	644	644
Current tax liabilities	ZAR	-	201	201	264	-	264
Current tax liabilities	MXN	-	9	9	3	3,071	3,074
Subtotal current tax liabilities		4,548	1,252	5,800	270	4,047	4,317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018			12/31/2017
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	3	-	3	15	-	15
Other current non-financial liabilities	CLP	7,703	6,431	14,134	8,708	1,824	10,532
Other current non-financial liabilities	CNY	11	40	51	7	-	7
Other current non-financial liabilities	EUR	1,053	-	1,053	2,955	-	2,955
Other current non-financial liabilities	MXN	103	46	149	346	34	380
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	11	-	11	12	-	12
Subtotal other current non-financial liabilities		8,954	6,517	15,471	12,113	1,858	13,971
Total current liabilities		123,023	14,102	137,125	115,215	10,358	125,573

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	453,818	453,818
Subtotal other non-current financial liabilities		-	-	-	-	453,818	453,818
Non-current provisions for employee benefits	CLP	-	-	-	-	521	521
Non-current provisions for employee benefits	MXN	-	-	-	-	175	175
Non-current provisions for employee benefits	YEN	-	-	-	-	171	171
Subtotal non-current provisions for employee benefits		-	-	-	-	867	867
Total non-current liabilities		-	-	-	-	454,685	454,685

		12/31/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2018 and December 31, 2017, are as follows:

30.1	Current and non-current tax assets

a)	Current tax assets

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	21,172	2,802
Monthly provisional income tax payments, foreign companies	5,199	808
Corporate tax credits (1)	1,858	456
Taxes in recovery process	28,881	28,225
Total	57,110	32,291

b)	Non-current tax assets

	12/31/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.2	Current tax liabilities

Current tax liabilities	12/31/2018	12/31/2017
	ThUS$	ThUS$
1st Category income tax	25,163	45,479
Foreign company income tax	21,097	28,996
Article 21 single tax	1,152	927
Total	47,412	75,402

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained. According to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.64% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2018	Income tax 2017
Spain	25%	25%
Belgium	29.58%	33.99%
Mexico	30%	30%
United States	21% + 6%	34%+6%
South Africa	28%	28%

30.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of December 31, 2018 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$

Unrealized loss	75,832	-
Property, plant and equipment and capitalized interest	-	(196,843)
Facility closure provision	4,280	-
Manufacturing expenses	-	(103,760)
Staff severance indemnities, unemployment insurance	-	(5,679)
Vacation accrual	5,155	-
Inventory provision	28,155	-
Materials provision	6,239	-
Forwards	2,169	-
Employee benefits	3,309	-
Research and development expenses	-	(2,216)
Accounts receivable	4,188	-
Provision for legal complaints and expenses	4,013	-
Loan approval expenses	-	(2,337)
Junior mining companies (valued based on stock price)	-	(976)
Royalty	-	(3,278)
Tax loss benefit	1,124	-
Other	5,005	-
Foreign items (other)	259	-
Balances to date	139,728	(315,089)
Net balance	-	(175,361)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	68,544	-
Property, plant and equipment and capitalized interest	-	(211,374)
Facility closure provision	3,469	-
Manufacturing expenses	-	(102,748)
Staff severance indemnities, unemployment	-	(6,792)
Vacation accrual	4,887	-
Inventory provision	25,172	-
Materials provision	7,107	-
Forwards	624	-
Employee benefits	2,317	-
Research and development expenses	-	(3,501)
Accounts receivable	4,253	-
Provision for legal complaints and expenses	5,243	-
Loan approval expenses	-	(2,670)
Junior mining companies (valued based on stock price)	-	(2,474)
Royalty	-	(4,084)
Tax loss benefit	1,437	-
Other	5,002	-
Foreign items (other)	305	-
Balances to date	128,360	(333,643)
Net balance	-	(205,283)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(68,544)	(7,288)	-	(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	-	(14,531)	196,843
Facility closure provision	(3,469)	(811)	-	(811)	(4,280)
Manufacturing expenses	102,748	1,012	-	1,012	103,760
Individual savings plans, unemployment insurance	6,792	(667)	(446)	(1,113)	5,679
Vacation accrual	(4,887)	(268)	-	(268)	(5,155)
Inventory provision	(25,172)	(2,983)	-	(2,983)	(28,155)
Materials provision	(7,107)	868	-	868	(6,239)
Forwards	(624)	(1,545)	-	(1,545)	(2,169)
Employee benefits	(2,317)	(992)	-	(992)	(3,309)
Research and development expenses	3,501	(1,285)	-	(1,285)	2,216
Accounts receivable	(4,253)	686	(621)	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	-	1,230	(4,013)
Loan approval expenses	2,670	(333)	-	(333)	2,337
Junior mining companies (valued based on stock price)	2,474	-	(1,498)	(1,498)	976
Royalty	4,084	(795)	(11)	(806)	3,278
Tax loss benefit	(1,437)	313	-	313	(1,124)
Other	(5,002)	(64)	61	(3)	(5,005)
Foreign items (other)	(305)	46	-	46	(259)

Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)	(29,922)	175,361

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,750)	-	(13,750)	211,374
Facility closure provision	(1,589)	(1,880)	-	(1,880)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,684)	(4,488)	-	(4,488)	(25,172)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,305)	52	-	52	(4,253)
Provision for legal complaints and expenses	(7,686)	2,443	-	2,443	(5,243)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	(266)	(4,736)	-	(4,736)	(5,002)
Foreign items (other)	(212)	(93)	-	(93)	(305)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

During the period ended December 31, 2018 and December 31, 2017, the Company calculated and accounted for taxable income considering a rate of 27% and 25.5% respectively, in conformity with Law No. 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2018 and December 31, 2017, tax loss carryforwards are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$

Chile	1,125	1,437
Total	1,125	1,437

Tax losses as of December 31, 2018 correspond mainly to SQM S.A., Exploraciones Mineras S.A. Comercial Agrorama S.A., Agrorama Ltd. and SIT S.A.

d.6)       Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 are as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOLs)	32	37
Doubtful accounts impairment	47	48
Inventory impairment	947	1,347
Pensions plan	62	1
Accrued vacations	19	19
Depreciation	(127)	(139)
Other	(28)	(36)
Balances to date	952	1,277

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 are detailed as follows:

	12/31/2018	12/31/2017
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	(205,283)	(205,455)
Increase (decrease) in deferred taxes in profit or loss	27,407	440
Increase (decrease) in deferred taxes in equity	2,515	(268)
Balances to date	(175,361)	(205,283)

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(207,959)	(182,567)	(149,669)
Adjustments to prior year current income tax	1,577	15,954	2,080
Current income tax expense, net, total	(206,382)	(166,613)	(147,589)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	27,407	440	14,624
Deferred tax expense, net, total	27,407	440	14,624
Tax expense (income)	(178,975)	(166,173)	(132,965)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
	Income (expenses)	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(7,516)	(14,396)	(10,844)
Current income tax expense, domestic, net	(198,866)	(152,217)	(136,745)
Current income tax expense, net, total	(206,382)	(166,613)	(147,589)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(1,885)	(154)	626
Deferred tax expense, domestic, net	29,292	594	13,998
Deferred tax expense, net, total	27,407	440	14,624
Income tax expense	(178,975)	(166,173)	(132,965)

d.9)	Equity interest in taxation attributable to equity-accounted investees

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

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	Gains (losses) for income taxes	Amount after taxes
	12/31/2018	12/31/2018	12/31/2018
	ThUS$	ThUS$	ThUS$

Gain (loss) from defined benefit plans	(1,327)	396	(931)
Cash flow hedge	5,723	-	5,723
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,546)	1,498	(4,048)
Total	(1,150)	1,894	(744)

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	Gains (losses) for income taxes	Amount after taxes
	12/31/2017	12/31/2017	12/31/2017
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,401)	282	(1,119)
Cash flow hedge	2,184	-	2,184
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	757	(268)	489

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	Gains (losses) for income taxes	Amount after taxes
	12/31/2016	12/31/2016	12/31/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,397)	921	(2,476)
Cash flow hedge	2,233	(470)	1,763
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,813	(1,300)	3,513
Total	3,649	(849)	2,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric reconciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned election is based on the fact that the main office and subsidiaries established in Chile generate a large part of the Company’s tax expense (income).

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	12/31/2018	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	621,038	594,590	414,889
Income tax rate in force in Chile	27%	25.5%	24%

Tax expense using the legal rate	(167,680)	(151,620)	(99,573)
Effect of royalty tax payments.	(4,919)	(3,372)	(6,311)
Tax effect of revenue from regular activities exempt from taxation	1,446	2,886	2,461
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(4,566)	(4,764)	(10,202)
Tax effect of tax rates supported abroad	(8,714)	(8,061)	(15,933)
IRS provision surplus	3,517	-	-
Fines affected by Article 21	(718)	(1,517)	(151)
Other tax effects from reconciliation between accounting gains and tax expenses	2,659	275	(3,256)
Tax expense using the effective rate	(178,975)	(166,173)	(132,965)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 30	Income tax and deferred taxes (continued)

30.3	Income tax and deferred taxes, continued

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

As a result of the audit performed by the tax authority, SQM North America Corp., a subsidiary of the Company, paid in November 2018, for income tax and interest between 2013 and 2015, approximately US$3.8 million. On top of this, SQM North America Corp would have to pay an additional US$0.4 million in state taxes for the same period. These charges are already provisioned in the financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 31	Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	12/31/2018	12/31/2017
	ThUS$	ThUS$

Terrenos Soquimich Comercial S.A.	1,430	1,480
Facilities and fixtures at Soquimich Comercial S.A.	-	109
Total assets held for sale	1,430	1,589

a)	Below, details of assets sold

As of December 31, 2018, the following investments in associates and joint ventures were sold:

During the month of December 2018, SQM S.A. sold the stake it held in Minera Exar S.A. generating a profit before tax of ThUS $ 14,507, which is presented in the Consolidated Statement of Income by function in Other income (loss) (See Note 27.6)

On November 14, 2018, Soquimich European Holdings B.V. sold its participation in Charlee SQM Thailand Co. Ltd, generaating a los of ThUS$ 759. See Note 27.6)

Financial Performace and Cash Flow information	Minera Exar S.A.	Charlee SQM Thailand Co. Ltd.	Total 12/31/2018
	ThUS$	ThUS$	ThUS$
Share in the profits (losses) of associates and joint ventures accounted for using the equity method	(206)	316	110
Income before tax	(206)	316	110
Cash detail from Sale of Investments
Net cash generated from operating activities	13,232	-	13,232
Net cash generated from investment activities	68,000	988	68,988
Net increase in cash generated by sales of investments	81,232	988	82,220

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 31	Assets held for sale and assets for sale, continued:

Determination of profit from sale of investments

Details of the sale of investments in associates and joint ventures	Minera Exar S.A.	Charlee SQM Thailand Co. Ltd.	Total 12/31/2018
	ThUS$	ThUS$	ThUS$
Considerations received or to be received

Cash	87,500	988	88,488
Commercial debts and other accounts payable	-	1,022	1,022

Total consideration for the provision Book value of net assets sold	(67,635)	(2,343)	(69,978)
Gain on the sale before the income tax and reclassification of the foreign currency conversion	19,865	(333)	19,532

Reclassification of the foreign currency conversion reserve	(5,358)	(426)	(5,784)
Income tax expense on income derived from gains	(6,268)	-	(6,268)
Profit after tax	8,239	(759)	7,480

The book value of the assets and liabilities on the date of sale were:

Items	Minera Exar S.A.	Charlee SQM Thailand Co. Ltd.	Total 12/31/2018
	ThUS$	ThUS$	ThUS$

Accounts receivable from current related entities	(19,500)	-	(19,500)
Investments accounted for using the equity method	(35,628)	(2,343)	(37,971)
Capital Gains	(6,205)	-	(6,205)
Property, Plant and Equipment	(6,302)	-	(6,302)
Total Assets	(67,635)	(2,343)	(69,978)
Total liabilities	-	-	-
Net assets	(67,635)	(2,343)	(69,978)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 32	Events occurred after the reporting date

32.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2018, were approved and authorized for issuance by the Company´s Board of Directors on February 27, 2019.

32.2	Disclosures on events occurring after the reporting date

On January 7, 2019, the Superintendency of the Environment (SMA) accepted the compliance program presented by SQM Salar, thus suspending the process initiated against SQM Salar. On January 30, 2019, the Atacameño Indigenous Community of Peine filed against this ruling with the First Environmental Court. More details in note 22.3.

On April 15, 2019 Sociedad Química y Minera de Chile S.A. (SQM) (NYSE SQM, Santiago Stock Exchange SQM-B, SOM-A) informs that today the Extraordinary Board of Directors of SQM approved to amend the SQM Board Protocol for the presentation and use of sensitive information:

SQM BOARD PROTOCOL FOR THE PRESENTATION AND USE OF SENSITIVE INFORMATION

1)	Background

a)      On July 26, 2017, the Board of Directors of Sociedad Química y Minera de Chile S.A. (respectively the "Board of Directors" and "the Company") approved a list of the main competitors, suppliers and customers of the Company, where Tianqi Lithium Corporation ("Tianqi") was included as a competitor of the Company.

b)      In May 2018, Tianqi and Nutrien Ltd. announced that Tianqi agreed to acquire from Nutrien Ltd. the amount of 62,556,568 Series A shares of the Company, which corresponds to approximately 23.77% of the total shares issued by the Company.

c)      On August 27, 2018, Tianqi and the Chilean National Economic Prosecutor Office (the "FNE") signed an out-of-court settlement (the "Agreement"), pursuant to which the FNE sought to implement behavioral measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Agreement and (iii) limit the possibility of accessing certain information related to the Company and its subsidiaries, which is defined as sensitive under the Agreement (the "Sensitive Information") (1) by Tianqi (the "Purpose").

d)      The Antitrust Court (the "TDLC") approved the Agreement by resolution of October 4, 2018, which was finalized on October 30, 2018. In Agreement approval process, the Company expressed its concerns to the TDLC regarding the measures described in the Agreement as (i) not effectively resolving the risks that Tianqi and the FNE wanted to mitigate, (ii) not being correctly oriented to avoid the access to Sensitive Information that, could damage the Company and the correct functioning of the market when in the possession of a competitor, and (iii) contradicting Law 18,046 on Corporations (the "Corporations Act") and other regulatory bodies applicable to the Company.

e)      On December 5, 2018, the Company learned that Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by the Company (the "Acquisition"). Before the Acquisition, and after the approval of the Agreement by the TDLC, the Board of Directors had deemed it necessary to adopt measures aimed at achieving the Purpose, avoiding greater points of contact between the Sensitive Information and Tianqi, in a complementary manner, and not contradictory with the Agreement.

f)      In consideration of the foregoing, on January 23, 2019, the Board of Directors unanimously resolved to adopt, the following protocol on the presentation and use of information in the Board of Directors, in the committees of the Board of Directors and in the Boards of Directors of Company’s subsidiaries (the "Protocol"). This information was published the with Commission for Financial Markets (Comisión para el Mercado Financiero, “CMF”) the same day it was approved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date (continued)

g)      On March 14th, 2019, the CMF ordered the company to adopt certain measurements to adjust the Protocol to the provisions of the Corporations Act. In particular, and within other matters, the CMF expressed that (i) the restrictions by objective that the Sensitive Information can only be known by the members of the lithium committee do not meet to the established in the subsection 2° of the article 39 of the Corporations Act (ii) that the delegation made by the Board to the lithium committee, in no case, can limit the correct performance of the Board directors’ duties or limit the right to access the information on everything related to the performance of the Company and (iii) that the prior agreement of the Board set forth in the Protocol gives powers to a committee with access to information that would not be available to all Board members, which could result in generating lack of knowledge related to the Company´s performance in its administration body and make it impossible to comply with its duties in accordance with the established in the article 41 of the Corporations Act. Likewise, the CMF indicated that the measures must be communicated to it as soon as they are agreed upon by the Board of Directors and prior to the date on which the next ordinary meeting of shareholders takes place.

h)      Considering that it is publicly known that the next Annual General Shareholders’ Meeting will be on April 25, 2019, and that at this meeting Tianqi will designate three Board members, the Board met to review the CMF comments, and implement the necessary measures within the required time frame, and approve a new version of the Protocol as indicated below.

i)      The above considers that the current Board has the expectation to review the Protocol again once the new Board has been elected at the next Annual General Shareholders’ Meeting when three directors are designated by Tianqi, when the new Board directors will have the opportunity to propose modifications to the Protocol, which are believed to be necessary or adequate for the protection of sensitive information.

II.	Protocol

1.      Managing of information in the Board of Directors

1.1       The Board of Directors has defined that the directors and senior executives of the Company have the duty and responsibility to cooperate with the fulfillment of the Purpose, subject to compliance with the Corporations Act and other applicable regulations.

1.2      According to the Corporations Act, all of the Company’s Directors, including those nominated or elected by a Competitor Shareholder, have the right to receive all Company information without restrictions. Every Director request to the Company for Sensitive Information, that is not made within a Board meeting, must be made in writing to the CEO of the Company.

1.3       For the purposes of section 1.2 above, a "Competitor Shareholder" is understood to be one who has been identified as a competitor of the Company in the lithium business, by any of the following persons or entities: (i) the shareholder himself, (ii) the Board of Directors, (iii) the FNE, the TDLC or any other antitrust authority that exercises jurisdiction over the Company or said shareholder, or (iv) the Agreement or any other instrument that modifies or replaces it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date (continued)

2.     Board of Directors of Subsidiaries

2.1       The Board of Directors does not contemplate making changes in the manner in which the boards of the Company's subsidiaries are carried out and structured.

2.2      The directors of the Company can attend the meetings of the boards of the Company's subsidiaries with the right to comment and will have the access to the books and records of said subsidiaries.

2.3       The Board of Directors agrees to authorize the full exchange of information between its subsidiaries SQM Salar S.A. and SQM Potasio S.A., in order to allow the executives of the Company and the board directors of both subsidiaries to have consolidated and detailed information of their businesses, for their best management and in the best interest of the Company, in accordance with the guidelines established by the Board from time to time.

3.     Right to Information

3.1      The directors of the Company have the right to be fully informed by the CEO, of everything related to the Company performance at any time in a documented manner.

3.2      The CEO cannot deny Sensitive Information to a director, nor information that has been treated or known in the Committee or in subsidiaries of the Company, unless this is required by the FNE, TDLC, CMF, or any other governmental or judicial authrotiy with the legal power to request such information.

4.     Incident Reports

4.1      Given the risks identified by the FNE with respect to the Acquisition, any director, senior executive or employee of the Company is obliged to inform the CEO and the Compliance Officer of the Company about any breach of this Protocol or the Agreement as soon as reasonably possible.

5.     Deferred Term and Modifications

5.1       The term of the present Protocol shall be indefinite starting from the time when the next Annual General Shareholders’ Meeting of the Company is concluded.

5.2      This Protocol can be modified or dissolved at any time by the Board of Directors, according to its discretion. If this happens, it will be communicated as outlined in section 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date (continued)

6.     Communication

The Board of Directors agreed that this Protocol is (i) informed as an essential fact to the Commission for the Financial Markets, (ii) informed to the Head of the FNE Antitrust Division, (iii) informed and distributed to each of the Vice Presidencies and management of the Company and its subsidiaries, and (iv) published immediately on the Company's website www.sqm.com.

(1)      Under the Agreement, "Sensitive Information" is defined as SQM's Commercially Sensitive Information in SQM’s Lithium Business, specifically related to its strategic information regarding production quantities, inventory policies, investments, technologies, know how, sales contracts, pricing policies, patents, new exploitation, refining or expansion projects, new businesses, costs and other competitive strategic variables, whether communicated by any means or contained in internal summaries, minutes, presentations, agreements or other documents. In turn, SQM's Lithium Business is defined in the Agreement as present or future business related to the lithium industry, such as the current or future production, processing, marketing and/or distribution of brine, lithium carbonate, hydroxide of lithium and any other lithium compound produced by SQM and / or the companies controlled by said company or on which it exercises a Decisive Influence. Finally, a Decisive Influence is defined in the Agreement as the ability of a person or entity to determine or influence the administration and competitive decisions of another under the terms of letter b) of article 47 of Decree Law No. 211 and in accordance with terms indicated by the FNE in the Competition Guide.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Note 32	Events occurred after the reporting date (continued)

32.2	Disclosures on events occurring after the reporting date (continued)

On January 7, 2019, the resignation of the Company’s Chief Executive Officer, Mr. Patricio de Solminihac Tampier, became effective. Likewise, as of January 8, 2019, Mr. Ricardo Ramos Rodríguez has assumed the position of Chief Executive Officer for the Company.

Management is not aware of any other significant events occurring between December 31, 2018 and the date of issuance of these consolidated financial statements, which affect them.

32.3	Details of dividends declared after the reporting date

Payment of Provisional Dividend

As of the closing date of the financial statements, there are no dividends declared after the reporting date.

Management is not aware of any other significant events that occurred between December 31, 2018, and the date of issuance of these consolidated financial statements that may significantly affect them.

