Form 20-F
period 2019-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2020-04-23
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Gerardo Illanes +56 2 2425-2485, gerardo.illanes@sqm.com, El Trovador 4285, 6th floor, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series B common shares, in the form of American Depositary Shares each representing one Series B share	SQM	New York Stock Exchange

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No ☒

TABLE OF CONTENTS

EXHIBIT 1.1

EXHIBIT 2.1

EXHIBIT 8.1

EXHIBIT 12.1

EXHIBIT 12.2

EXHIBIT 13.1

EXHIBIT 13.2

EXHIBIT 23.1

EXHIBIT 23.2

EXHIBIT 23.3

EXHIBIT 23.4

EXHIBIT 99.1

EXHIBIT 99.2

EXHIBIT 99.3

EXHIBIT 99.4

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2019, UF 1.00 was equivalent to US$37.81 and Ch$28,311.77 according to the Chilean Central Bank (Banco Central de Chile). As of March 16, 2020, UF 1.00 was equivalent to US$34.11 and Ch$28,542.28.

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2019 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2019.

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company, Item Number 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	the impact of the global novel coronavirus (COVID-19) pandemic and any associated economic downturn on our future operating and financial performance;

•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations;
•	a potential change of control of our company; and
•	additional risk factors discussed below under Item 3. Key Information—Risk Factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial data as of and for the years ended December 31, 2019, 2018, 2017, 2016, and 2015. The selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

	For the years ended December 31,
(in millions of US$) (1)	2019	2018	2017	2016	2015
Statement of income:
Revenues	1,943.7	2,265.8	2,157.3	1,939.3	1,728.3
Cost of sales (2)	(1,383.6)	(1,485.6)	(1,394.8)	(1,328.3)	(1,185.6)
Gross profit	560.1	780.2	762.5	611.0	542.7

Other income (3)	18.2	32.0	17.8	15.2	15.3
Administrative expenses	(117.2)	(118.1)	(101.2)	(88.4)	(86.8)
Other expenses by function (4) (5) (6) (7) (8)	(26.0)	(36.9)	(53.6)	(82.5)	(106.4)
Other gains (losses)	0.4	6.4	0.5	0.7	3.8
Net impairment gains on reversal (losses) on financial assets	1.1	3.0	(8.0)	(7.2)	(2.9)
Finance income	26.3	22.5	13.5	10.1	11.6
Finance expenses	(76.9)	(57.8)	(50.1)	(57.5)	(69.9)
Equity income of associates and joint ventures accounted for using the equity method	9.8	6.4	14.5	13.0	10.3
Foreign currency exchange differences	(2.2)	(16.6)	(1.3)	0.5	(12.4)
Income before income tax expense (4)	390.6	621.1	594.6	414.9	308.3

Income tax expense	(110.0)	(179.0)	(166.2)	(133.0)	(83.8)

Profit for the year (4)	280.6	442.1	428.4	281.9	224.5
Profit attributable to:
Controlling interests (4)	278.1	439.8	427.7	278.3	220.4
Non-controlling interests	2.5	2.2	0.7	3.6	4.2
Profit for the year (4)	280.6	442.1	428.4	281.9	224.5

Basic earnings per share (9)	1.06	1.67	1.63	1.06	0.84
Basic earnings per ADS (10)	1.06	1.67	1.63	1.06	0.84
Dividends per share (11) (12)	1.22	2.09	1.84	1.44	0.47
Dividends per ADS (11) (12) (13)	1.22	2.09	1.84	1.44	0.47
Weighted average (9) (10) shares outstanding (000s)	263,197	263,197	263,197	263,197	263,197

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per American Depositary Share (“ADS”).
(2)	Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$143.9 million in 2019, US$182.9 million in 2018, US$46.3 million in 2017, US$41.9 million in 2016 and US$23.2 million in 2015.
(3)	Other income for 2018 includes pre-tax income of US$14.5 million related to the sale of our interest in the Mínera Exar S.A. lithium project in Argentina.
(4)	Other expenses for 2014 includes provisions of US$7 million corresponding to payments made in 2015 to the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for expenses that may not have qualified as tax expenses under the Chilean tax code. However, since such payments were made after March 3, 2015, the date on which the Company filed its statutory consolidated financial statements filed with the CMF, such provisions were included in net income for the period ended December 31, 2015 for purposes of the Company’s statutory consolidated financial statements. [For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.”, and “Item 8.A.7. Legal Proceedings.”]
(5)	Other expenses for 2015 include a charge of US$57.7 million for impairment and severance indemnities related to the restructuring of our Pedro de Valdivia operations.
(6)	Other expenses for 2016 include a charge of US$32.8 million for impairment related to the closing of the train between Coya Sur and Tocopilla. Other expenses for 2016 also include charges of US$30.5 million related to the Company’s agreement with the U.S. Department of Justice and the administrative cease and desist order issued by the U.S. Securities and Exchange Commission in connection the inquiries arising out of the alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. For more information, see “Item 3D. Risk Factors—Risks Relating to our Business—We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.” and “Item 8.A.7 Legal Proceedings.”
(7)	Other expenses for 2017 include a charge of US$20.4 million relating to payment by our subsidiary SQM Salar S.A. to Corfo after entering into the Corfo Arbitration Agreement (as defined in “Item 3.D. Risk Factors - Risks Relating to our Business”) to terminate the arbitration proceedings and amend the existing Lease Agreement and Project Agreement (each as defined in “Item 3.D. Risks Factors - Risks Relating to our Business”). For more information, see “Item 8.A.7 Legal Proceedings.”
(8)	As a result of the adoption of IFRS 9, a reclassification was made to present gains on reversal (losses) separately from other expenses as function.
(9)	The Company has not conducted any transaction that would give rise to a potential dilutive effect on its earnings per share in any of the indicated years. The total number of outstanding shares as of each period end is the same as the weighted average shares outstanding.
(10)	The calculation of earnings per ADSs and dividends per ADS for the years indicated is based on the ADS ratio of 1:1.
(11)	Dividends are paid from net income as determined in accordance with CMF regulations. See “Item 8.A. Dividend Policy.” For dividends in Ch$, see “Item 8.A. Dividend Policy—Dividends.”
(12)	Dividend amount paid per calendar year to shareholders of the Company. See “Item 8.A. Dividend Policy.”
(13)	Dividend amounts per share paid in Chilean pesos were Ch$825.53 in 2019, Ch$1,310.05 in 2018, Ch$916.32 in 2017, Ch$993.41 in 2016 and Ch$316.06 in 2015.

	As of December 31,
(in millions of US$)	2019	2018	2017	2016	2015
Balance sheet data:
Total assets	4,684.2	4,268.1	4,296.2	4,218.0	4,643.8
Total liabilities	2,549.7	2,130.3	2,048.8	1,910.8	2,243.4
Total equity	2,134.5	2,137.8	2,247.5	2,307.3	2,400.4
Equity attributable to controlling interests	2,086.3	2,085.5	2,187.8	2,246.1	2,339.8
Equity attributable to non-controlling interest	48.2	52.3	59.6	61.2	60.6
Capital stock	477.4	477.4	477.4	477.4	477.4

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

During 2015, the ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) established in February 2015 to conduct an internal investigation into the matters that were the subject of the SII and Chilean Public Prosecutor investigation also conducted an investigation into whether the Company faced possible liability under the Foreign Corrupt Practices Act (“FCPA”). The ad-hoc Committee engaged its own U.S. separate counsel, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500 and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company were dismissed. Also, on January 13, 2017, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

In the event that the DOJ believes that the terms of the DPA are not complied with, it is possible that such regulatory authority may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Our mineral exploitation rights under the Lease Agreement and the Project Agreement relating to the Salar de Atacama concession, upon which our business is substantially dependent, will expire in December 2030. If we are not able to extend or renew these rights beyond 2030, it could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights to exploit mineral resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean government entity, and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). The Lease Agreement provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the mining exploitation concessions and (iii) make annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. For the year ended December 31, 2019, revenues related to products originating from the Salar de Atacama represented 37%, of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2019, only 11 years remain on the term of the Lease Agreement and we had extracted approximately 25% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.

Although we expect to begin the process of discussing the extension or renewal of the mineral exploitation rights in the Salar de Atacama under the Lease Agreement and Project Agreement with Corfo well in advance of the December 2030 expiration date, we cannot assure you that we will successfully reach an agreement with Corfo to extend or renew our mineral exploitation rights beyond 2030. Any negotiation with Corfo for an extension or renewal could involve renegotiation of any or all of the terms and conditions of the Lease Agreement and Project Agreement, including, among other things, the lithium and potassium extraction and sales limits, the lease payment rates and calculations, or other payments to Corfo.

In the event that we are not able to extend or renew the Lease Agreement beyond the current expiration date of the Lease Agreement in 2030, we would be unable to continue extraction of lithium and potassium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

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

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or decreased production and have the ability to increase or decrease production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in approximately 110 countries around the world. In 2019, approximately 39% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 6% in Africa and the Middle East (excluding Israel); 10% in Chile and 15% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). In Note 25.5 to our consolidated financial statements, we reported revenues from Chile, Latin America and the Caribbean and Asia and others of US$1.1 billion. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may vary for economic or operational reasons.

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply an increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

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

New production of iodine, potassium nitrate or lithium from current or new competitors in the markets in which we operate could adversely affect prices.

In recent years, new and existing competitors have increased the supply of iodine, potassium nitrate and lithium, which has affected prices for those products. Further production increases could negatively impact prices. There is limited information on the status of new iodine, potassium nitrate or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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

Mining industry development projects typically require a number of years and significant expenditures before production can begin. Such projects could experience unexpected problems and delays during development, construction and start-up.

Our decision to develop a project typically is based on the results of feasibility studies, which estimate the anticipated economic returns of a project. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others: changes in tonnage, grades and metallurgical characteristics of ore or other raw materials to be mined and processed; estimated future prices of the relevant products; changes in customer demand; higher construction and infrastructure costs; the quality of the data on which engineering assumptions were made; higher production costs; adverse geotechnical conditions; availability of adequate labor force; availability and cost of water and energy; availability and cost of transportation; fluctuations in inflation and currency exchange rates; availability and terms of financing; and potential delays relating to social and community issues.

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

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 16% in 2019. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

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

Over 91% of our employees are employed in Chile, of which approximately 66% were represented by 21 labor unions as of December 31, 2019. As in past years, we renegotiated four collective bargaining agreements with four unions by December 31, 2019, one year before the expiration of the agreements other than the collective bargaining agreement with Soquimich Comercial S.A., which was completed one month before its expiration date. The new collective bargaining agreements were renegotiated for a three- year period from the date they were signed. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1 to our Consolidated Financial Statements and “Item 8.A. Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Chilean Environmental Evaluation Service (Servicio de Evaluación Ambiente) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. These wells allow us to extract approximately 124 liters per second of water, almost 15% of the water used in our operations in the First Region of Chile for iodine and nitrate production. In October 2018, the First Environmental Court of Antofagasta accepted our claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future. In addition, on December 26, 2019, the First Environmental Court of Antofagasta ruled that the environmental compliance plan presented by SQM Salar S.A. with respect to the Salar de Atacama and approved by Chilean Environmental Authority (Superintendencia del Medio Ambienel) or SMA, in January 2019 did not comply with certain proposed measures of the completeness and efficiency requirements of the Chilean environmental legislation. In January 2020, the SMA announced that it would appeal the environmental court’s ruling. We believe that the environmental compliance plan, which was evaluated by the relevant regulatory authorities, safeguards the protection of the environment and is evaluating all courses of action available under applicable law with respect to this ruling.

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

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. The use of seawater for future or current operations could increase our operating costs Any such change may have a material adverse effect on our business, financial condition and results of operations.

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

A significant percentage of our shares are held by two principal shareholder groups who may have an interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations

As of December 31, 2019, two principal shareholder groups held in the aggregate 57.86% of our total outstanding shares, including a majority of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

One principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), which currently owns 32% of the total outstanding shares of SQM. As reported to the CMF by Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi”), on December 5, 2018, Inversiones TLC SpA currently owns 25.86% of the total shares of SQM.

Until November 30, 2018, the CMF considered the Pampa Group the controller of SQM. On this date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a significant shareholder and a competitor of the Company, which could result in risks to free competition

Tianqi is a competitor in the lithium business, and as a result of the number of SQM shares that it owns, it has the right to choose up to three Board members. Under Chilean law, we are restricted in our ability to decline to provide information about us, which may include competitively sensitive information, to a director of our company. On August 27, 2018, Tianqi and the Chilean antitrust regulator, the Chilean National Economic Prosecutor’s Office (Fiscalía Nacional Económica), or FNE, entered into an extrajudicial agreement, under which certain restrictive measures were implemented in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which is defined as “sensitive information” under the agreement.

During the approval process of the extrajudicial agreement before the FNE, we expressed our concerns regarding the measures contained in the extrajudicial agreement since, in the Company’s opinion, the measures (i) could not effectively resolve the risks that Tianqi and the FNE have sought to mitigate, (ii) are not sufficient to avoid access to our “sensitive information” that, in the possession of a competitor, could harm us and the proper functioning of the market and (iii) could contradict the Chilean Corporations Act.

The presence of a shareholder which is at the same time a competitor of ours and the right of this competitor to choose Board members could generate risks to free competition and/or increase the risks of an investigation of free competition against us, whether in Chile or in other countries, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use cloud technologies, which allows us to support new business processes and respond quickly and at low cost to changing conditions in our business and of the markets. Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken certain measures to identify and mitigate these risks, including conducting a cybersecurity review and initiating process automation and digitalization projects at various sites with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

Recent international trade tensions could have a negative effect on our financial performance.

Economic conditions in China, an important market for the Company, are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, China and certain other countries. The U.S. government has imposed significant tariffs on Chinese goods, and Chinese government has, in turn, imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially. We are unable to predict how China or U.S. government policy, in particular, the outbreak of a trade war between China and the United States and additional tariffs on bilateral imports, may continue to impact global economic conditions. If the list of goods is further expanded or the tariff is further increased, global economic conditions of both countries could be impacted, and growth in demand for lithium or other commodities could decrease, which may have a material adverse effect on our business, financial condition and results of operations.

Outbreaks of communicable infections or diseases, or other public health pandemics, such as the recent outbreak of the novel coronavirus (COVID-19) currently being experienced around the world, have impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.

Disease outbreaks and other public health conditions, such as the global outbreak of COVID-19 currently being experienced, in markets in which we, our customers and our suppliers operate, could have a significant negative impact on our revenues, profitability and business. Due to the COVID-19 outbreak, there has been a substantial curtailment and disruption of business activities around the world. These curtailments and disruptions include: manufacturing and other work stoppages, factory and other business closings, slowdowns or delays; restrictions and limitations placed on workers and factories, including quarantines and other limitations on the ability to travel and return to work; shortages and delays in production or shipment of products or raw materials; and border closures. In response to the spread of the COVID-19, the Chilean government has closed its borders for entry by non-resident foreigners for a specified period of time, prohibited the docking of cruise ships at Chilean ports, imposed a quarantine on certain neighborhoods of the capital of Santiago and other cities and imposed a nationwide curfew. These measures have not impacted imports or exports to or from Chile. However, we have seen some impacts related to the shipment of products in and out of various other countries and regions, which could further negatively impact our ability to ship products to customers and receive supplies from suppliers. We have already seen decreased demand in our businesses, especially our lithium business. Furthermore, the COVID-19 outbreak could disrupt the supply chain for materials we need to implement the planned expansions of our production capacity.

As a precaution, our management has implemented several measures to help reduce the speed at which COVID-19 spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with the evolving COVID-19 situation. While these measures have been implemented to reduce the risk of the spread of the virus in our facilities, there can be no assurance that these measures will reduce or limit the impact of COVID-19 on our operations, business, financial condition or results of operations. Our operations could be stopped as a result of, among other reasons, regulatory restrictions or a significant outbreak of the virus among our staff, which could prevent employees from reporting to shifts.

While the COVID-19 outbreak is still developing globally, international financial markets have begun to reflect the uncertainty associated with the slowdown of the global economy and the potential impact if businesses, workers, customers and others are prevented or restricted from conducting business activities due to quarantines, business closures or other restrictions imposed by businesses or governmental authorities in response to the COVID-19 outbreak. An economic downturn could affect demand for the products of our customers by their end-users and, in turn, demand from our customers for our products.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Due to the riots and political unrest that affected Chile in October and November 2019, the Chilean peso exchange rate reached a historic level of Ch$828.25 per U.S. dollar on November 29, 2019. As of December 31, 2019, the Chilean peso exchange rate was Ch$748.74 per U.S. dollar, while as of December 31, 2018 the Chilean peso exchange rate was Ch$694.77 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 7.8% in 2019. As of March 16, 2020, the Observed Exchange Rate was Ch$836.66 per U.S. dollar.

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

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Although as of December 31, 2019 we had approximately US$70 million short- and long-term debt that use a LIBOR benchmark, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.

Our business, financial condition and results of operations could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control. The Chilean government has modified, and has the ability to modify, monetary, fiscal, tax, social and other policies in order to influence the Chilean economy or social conditions. We have no control over government policies and cannot predict how those policies or government intervention will affect the Chilean economy or social conditions, or, directly and indirectly, our business, financial condition and results of operations. Changes in policies involving exploitation of natural resources, taxation and other matters related to our industry may adversely affect our business, financial condition and results of operations.

We are exposed to economic and political volatility and civil unrest in Chile. Changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in Chile, as well as crises and political uncertainties in Chile, could adversely affect economic growth in Chile. In October and November 2019, Chile experienced riots and widespread mass demonstrations in Santiago and other major cities in Chile, triggered by an increase in public transportation fares in the city of Santiago, which involved violence and significant property damage and caused commercial disruptions throughout the country. As a result, on October 18, 2019 the Chilean government declared a 15-day period state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities. The state of emergency has since been lifted and the Chilean government has introduced several social reforms, including (i) an immediate 20% increase in government-subsidized pensions; (ii) new insurance programs to cover catastrophic illnesses and medication; (iii) a guaranteed minimum monthly income for wage earners of Ch$350,000 (approximately US$460.95), with the difference between such guaranteed minimum monthly income and the minimum monthly wage (Ch$301,000) to be borne by the Chilean government; (iv) the reversal of a previously announced 9.2% price increase in energy tariffs; and (v) a 40% income tax bracket for individuals earning over Ch$15.0 million (approximately US$19,755.04) a month, increased from 35%. In addition, President Piñera announced a pay cut for members of the Chilean Congress and the highest-paid civil servants and replaced eight ministers of his government. On November 15, 2019, representatives of Chile’s leading political parties agreed to hold a referendum in April 2020, allowing Chileans to vote on whether to replace the Chilean Constitution. This referendum was delayed from April 2020 to October 2020 in an effort to reduce the spread of the coronavirus. Demonstrations continue in Chile with respect to a number of social and economic concerns, including the cost of healthcare and education, pensions and income inequality. We cannot give any assurance that these reforms and proposals will resolve the protests or whether the protests will continue or worsen. Although our operations have not been materially affected to date, the continuation of mass protests or civil unrest in Chile and government responses to them may have an adverse effect on general economic conditions in Chile, our business, financial condition and results of operations.

Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, financial condition and results of operations.

In response to the riots and mass demonstrations that occurred during October and November 2019, the Chilean government has approved calling a national referendum in April 2020 to decide whether to create a new Chilean Constitution, and if so, whether members of the Chilean Congress along with citizens elected for that task (“Elected Citizens”) or a special constituent assembly comprised entirely of Elected Citizens would draft the new Chilean Constitution. This referendum was delayed from April 2020 to October 2020 in an effort to reduce the spread of the coronavirus. The timetable contemplates that if it is decided to create a new Chilean Constitution, all Elected Citizens will be elected in October 2020 and that the draft Chilean Constitution will be delivered by the drafters in September or December 2021 (depending on whether an extension is requested) for approval by the Chilean citizens in November 2021 or March 2022 (depending on whether an extension is requested). It is expected that the final draft of the new Chilean Constitution will be submitted to a public referendum for approval. Since then, the referendum timetable has been delayed from April 2020 to October 2020, in an effort to reduce the spread of the coronavirus. The existing Chilean Constitution has been in place since 1980 and any new Chilean Constitution could change the political situation of Chile, potentially changing a wide range of rights, including mining rights, water rights and property rights generally, which could affect the Chilean economy and the business outlook for the country generally and our business, financial condition and results of operations in particular.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business, financial condition and results of operations.

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our business, financial condition and results of operations.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the proposed Constitutional referendum could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in water rights laws and other regulations could affect our business, financial condition and results of operations.

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed by the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Chilean Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. In addition, any changes to the Chilean Constitution with respect to water rights as a result of the proposed Constitutional referendum could restrict our access to water required for our production operations and materially adversely affect our existing operations or our ability to expand our operations in the future. These and potential future changes to the Water Code, the Chilean Constitution or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean National Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.

The Chilean National Congress is currently processing a bill, bulletin 10,638-08, which “Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest.” The purpose of this bill is to enable the potential expropriation of our assets, or our lithium operations in general. The bill is subject to further discussion in the Chilean National Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean National Congress, nor that its final wording will not refer to us or our lithium operations. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on mining companies operating in Chile.

In Chile, there is a royalty tax that is applied to mining activities developed in the country. The Chilean National Congress is currently processing a bill, bulletin 12,093-08, which proposes to institute a royalty fee of 3% on the value of extracted minerals. The bill is subject to further discussion in the Chilean National Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean National Congress. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

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

However, this risk frequently arises during the environmental assessment phase when the environmental permits are to be obtained. In such scenario, affected parties may take several legal actions to declare null or void the environmental permits that omitted the consultation process, and in some cases, courts have overturned environmental approvals in which consultation was not made as prescribed in the Indigenous Rights Convention.

If the Indigenous Rights Convention affects our development plans, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business, financial condition and results of operations.

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

If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, receipt of stolen property or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries’ industry, which, in turn, could have adverse effects on our and our subsidiaries’ business, financial condition and results of operations.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. Accordingly, the information about us available to you will not be the same as the information available to holders of securities issued by a U.S. company. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in January 2019 and April 2017 in the Coquimbo and Valparaiso regions, had a magnitude of 6.7 and 6.9, respectively, on the Richter scale. There were also earthquakes in 2016, 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary for our ADSs will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs or to sell the shares underlying our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

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

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the ADS depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and have no further value and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2019. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for all or a portion of the amount of the First Category Tax, depending on the jurisdiction of the foreign shareholder, effectively reduces the rate of Withholding Tax. Foreign shareholders resident in a jurisdiction with a tax treaty in force with Chile will be credited with 100% of the Chilean corporate tax paid by us against the final taxes at the shareholder level. Foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate on dividends because only a portion of the Chilean corporate tax paid by us will be credited against the final taxes at the shareholder level. There is a temporary rule in effect since January 1, 2017, which has been extended to December 31, 2026, that provides that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2020, even if such treaties are not in force. This is currently the status of the treaty signed between the United States and Chile. Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3.D. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10.E. Taxation—Material Chilean Tax Considerations.”

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

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyl lithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

Our capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals.

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

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Minera Exar lithium project in Caucharí-Olaroz in the Jujuy province of Argentina. Our interest was sold to Ganfeng Lithium Netherlands Co., BV in 2018. Ganfeng is responsible for a US$50 million deferred payment to us if certain sales goals are met by the project. In 2016, we also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Elemental Minerals. Following this transaction at the end of 2016, Elemental Minerals changed its name to Kore Potash Limited. The State General Reserve Fund of Oman invested US$20 million.

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt. Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint venture with Kidman Resources Limited (“Kidman”), with respect to the Mt. Holland lithium project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. SQM Australia Pty committed to pay a price of US$110 million for the 50% of the Mt. Holland assets, which was split into an initial payment of US$25 million and a deferred payment of US$87.5 million, both payments subject to certain conditions precedent. SQM Australia Pty paid an additional (i) US$10 million as part of the initial payment, and (ii) US$30 million once the deferred payment took place. All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018. These investments are not included in the capital expenditure program amounts discussed in the section below. These investments were carried out with internal financing.

On September 23, 2019, Wesfarmers Limited (“Wesfarmers”) acquired all the issued ordinary shares in Kidman, becoming a 50% partner in the Mt. Holland lithium project in the joint venture with SQM Australia Pty.

On January 23, 2020, following the completion of a definitive feasibility study, we decided, together with Wesfarmers, to defer the final investment decision until the first quarter of 2021.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. In 2019, we continued the development of the Mt. Holland project and completed the definitive feasibility study. Following the completion of the definitive feasibility study, we decided, together with Wesfarmers, to defer the final investment decision until the first quarter 2021. In 2019, we also expanded our lithium carbonate capacity in Chile, reaching capacity 70,000 metric tons per year.

Our capital expenditures for the years ended December 31, 2019, 2018 and 2016 were as follows:

(in millions of US$)	2019	2018	2017
Capital expenditures	321.3	244.7	142.1

During 2019, we had total capital expenditures of US$321.3 million, primarily related to:

•	Capacity expansion projects related to the completion of the increase of our lithium carbonate production to 70,000 metric tons per year and the commencement of our lithium carbonate expansion project to reach 120,000 metric tons per year.
•	Capacity expansion of lithium hydroxide production from 13,500 metric tons per year to 21,500 metric tons per year in Chile;
•	Investments to increase iodine capacity to 14,800 metric tons per year in the Nueva Victoria mine; and
•	Capacity expansion and optimization projects related to potassium nitrate production plants II, III and IV in Coya Sur.

During 2018, we had total capital expenditure of US$244.7 million, primarily related to:

•	Capacity expansion projects related to increasing lithium carbonate production to 70,000 metric tons per year and lithium hydroxide production to 13,500 metric tons per year in Chile;
•	Investments to increase iodine capacity to 14,000 metric tons per year in the Nueva Victoria mine;
•	Capacity expansion project related to potassium nitrate production plants III and IV in Coya Sur; and
•	General maintenance of all production units and the Port of Tocopilla in order to ensure the fulfillment of production and sales targets.

During 2017, we had total capital expenditures of US$142.1 million, primarily related to:

•	Capacity expansion projects related to lithium carbonate and lithium hydroxide production in Chile;
•	Investments in mining workshop and operations centers to relocate operations from the Nueva Victoria mine to mining sector Tente en el Aire;
•	Capacity expansion project related to potassium nitrate production; and
•	General maintenance of all production units and the Port of Tocopilla in order to ensure the fulfillment of production and sales targets.

The Board of Directors has approved a capital expenditure framework for 2020 of approximately US$450 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium project in Australia. We expect our installed capacity of lithium carbonate in Chile to reach approximately 120,000 metric tons by the second half of 2021, an increase of 50,000 metric tons compared to our current capacity of 70,000 metric tons. We have decided to complete our previously announced lithium hydroxide expansion of 16,000 metric tons in Chile, with two modules of 8,000 metric tons each, and believe the first stage should be completed in the first half of 2021. We will continue to do studies related to the Mt. Holland lithium project in Australia and expect to make a final investment decision in the beginning of 2021.

We do not expect that our 2020 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world´s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in approximately 110 countries through our worldwide distribution network, with 89% of our sales in 2019 derived from countries outside Chile.

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

For the year ended December 31, 2019, we had revenues of US$1,943.7 million, gross profit of US$560.1 million and profit attributable to controlling interests of US$278.1 million. Our worldwide market capitalization as of December 31, 2019 was approximately US$7.0 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients which offer specialized nutritional solutions for fertigation, direct soil and foliar fertilizer applications: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol® (fertigation), Qrop® (open field application), Speedfol® (foliar application) and Allganic® (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

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

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for cathodes for high energy capacity batteries.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment, metal recycling and insulation materials among others. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics, enamel industries, metal treatment and pyrotechnics. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, and QPotassiumChloride™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2019, 2018 and 2017 according to our product lines:

	2019	2018	2017
Specialty Plant Nutrition	37%	35%	32%
Iodine and Derivatives	19%	14%	12%
Lithium and Derivatives	26%	32%	30%
Potassium	11%	12%	18%
Industrial Chemicals	5%	5%	6%
Other	2%	2%	2%
Total	100%	100%	100%

Business Strategy

SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by producing high-quality products and promoting a high- quality culture to meet the dynamic and changing requirements of our customers.

We are a company built and managed by people committed to excellence, safety and integrity. We work every day to build a culture of excellence by encouraging and promoting creativity, agility and innovation in the workplace and ensuring equality of opportunities, inclusion and diversity. We seek to create opportunities for professional development so that people achieve their maximum potential. We make ongoing efforts to meet the high standards of integrity described in our code of ethics while actively identifying and implementing ideas to better meet these standards. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We participate in the development of the well-being of local communities by supporting projects and activities with a focus on education, business development, and protection of the environment and historical heritage.  We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

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

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market; (ii) encourage demand growth in different applications as well as exploring new potential applications; (iii) become a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs and industrial initiatives; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

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

We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2019, the team identified six new targets and confirmed mineralization in several of the targets. The number of perforated meters reached 52,374 meters and were made with four machines of which three were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2019, we had eight option agreements in place with six companies, including junior mining companies, private equity firms and large mining companies. We maintain an exploration and purchase option agreement for an area of interest with a junior Canadian mining company and we are participating in the formation of two joint ventures as a result of exercising an option agreement a junior mining company.

Main Business Lines

Specialty Plant Nutrition

In 2019, specialty plant nutrients revenues decreased to US$723.9 million, representing 37.2% of our total revenues for that year. We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 51% of global potassium nitrate sales for all applications by volume in 2019, a decrease from 54% in 2018. During 2019, the potassium nitrate market remained flat compared to 2018. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

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

Our specialty plant nutrients advantages include that they:

•	are fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques thus improving the water use efficiently of crops to help conserve water;
•	are chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea- or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;

•	possess trace elements, which promote disease resistance in plants; and
•	are more attractive to customers who prefer products of natural origin.

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

The ratio of micro irrigation to total irrigated hectares in Asia is approximately 3%, the lowest ratio of any region in the world. This represents a high potential market for micro-irrigation, which is reflected in the high growth rates in Asia in recent years.

Potassium nitrate is an important market in China, although currently its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 130,000 metric tons is related to the tobacco industry and approximately 120,000 metric tons is related to the horticulture business. Of the total, between 20,000 and 35,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Brazil, Chile, China, India, Italy, Mexico, the Netherlands, Peru, South Africa, Spain, Turkey, the United Arab Emirates, and the United States.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2019, 2018 and 2017:

	2019	2018	2017
Sales volumes (Th. MT)
Sodium nitrate	30.2	25.0	26.7
Potassium nitrate and sodium potassium nitrate	617.4	673.4	601.4
Specialty blends (1)	238.9	242.5	209.0
Other specialty plant nutrients (2)	155.3	141.6	129.1

Total revenues (in US$ millions)	723.9	781.8	697.3

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

In 2019, our specialty plant nutrients revenues decreased to US$723.9 million, representing 37% of our total revenues for that year and a 7.4% decrease from US$781.8 million in specialty plant nutrients revenues in 2018. Prices decreased approximately 3.8% in 2019.

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

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);

•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, such as when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport; and
•	to achieve rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as Ultrasol®, for fertigation; Qrop®, for application to the soil; Speedfol®, for foliar feeding and Allganic® for organic crops. In recent years, we have added several products to our portfolio such as QropTMKS in 2015 and Ultrasol®ution K in 2018. These products were developed by our research and development team. Qrop is more physically stable than other products in that it is not required to be transported as hazardous cargo, which means it can be sold in other markets. We have restructured the Qrop products portfolio to include a chloride-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant. Ultrasol®ution K addresses the need for potassium-free chloride and a nitrate safe for handling in the liquid fertilizer market, opening new opportunities for SQM in in the cultivation of almonds and strawberries, in which water quality and efficiency are very important.

Specialty Plant Nutrition: Marketing and Customers

In 2019, we sold our specialty plant nutrients in approximately 96 countries and to more than 1,100 customers. No customer represented more than 10% of our specialty plant nutrition revenues during 2019, and our ten largest customers accounted in the aggregate for approximately 32% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2019	2018	2017
North America	34%	31%	34%
Europe	21%	26%	26%
Chile	15%	14%	13%
Central and South America (excluding Chile)	11%	10%	10%
Asia and Others	20%	19%	17%

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

We have entered into joint ventures with a number of partners for specialty plant nutrition production in China, India, Peru, Brazil, Dubai, South Africa and the Netherlands. Recent joint ventures include the following:

•	In 2017, three new offices started their operations in Imbituba, Rio Grande and Sao Paulo, Brazil, SQM Vitas Brazil Agroindustria, Importação e Exporação Ltda.

•	In May 2018, our we began operating a new joint venture, Pavoni & C. Spa, with Pavoni, one of the largest specialty fertilizer companies in Italy. The main objective of this business is to improve the nutritional efficiency of crops, the existing fertigation, the quality of fertilizers and their applications, as well as extend the use of fertigation (from micro-irrigation).

•	In 2018, our new office and storage facility in Pamira, managed by SQM Colombia SAS near the Port of Buenaventura in Colombia became operational. The new office was set up to meet the growing needs of customers in the Colombian market, especially those who grow roses and ornamental plants, coffee, bananas and fruit through a complete portfolio of soluble fertilizers and Qrop mixes.

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

SQMC’s total sales reached US$128 million and US$147 million in 2019 and 2018, respectively. During 2018, no client represented more than 10% of the sales of the Company. According to the customs information related to fertilizers, the market participation of fertilizers imported directly by SQMC during 2019 was approximately 20%.

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

In the potassium nitrate market, our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 16% of total world sales during 2019 (excluding sales by Chinese producers to the domestic Chinese market). Our sales accounted for approximately 51% of global potassium nitrate sales by volume for the period.

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

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2019, our revenues from iodine and iodine derivatives amounted to US$371.0 million, representing 19.1% of our total revenues in that year. We estimate that our sales accounted for approximately 34% of global iodine sales by volume in 2019.

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

X-ray contrast media is the leading application of iodine, accounting for approximately 24% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 8%; animal nutrition, 7%; fluoride derivatives, 7%; biocides, 6%; nylon, 4%; human nutrition, 3% and other applications, 16%.

During 2019, iodine demand grew at a similar rate as in 2018, reaching 36,700 metric tons. While traditional uses grew at the same rate as during the previous year, some applications, such as nylon fabrication and mercury remediation decreased slightly more than the increase of iodine and derivatives demand related to the LED and LCD market.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 14,800 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is one of the world’s leading inorganic and organic iodine derivatives producer.

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

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2019, 2018 and 2017:

	2019	2018	2017
Sales volumes (Th. MT)
Iodine and derivatives	12.7	13.3	12.7

Total revenues (in US$ millions)	371.0	325.0	252.1

Our revenues increased to US$371.0 million in 2019 from US$325.0 million in 2018. This increase was primarily attributable to higher prices during 2019. Average iodine prices were more than 19.4% higher in 2019 than in 2018. Our sales volumes decreased 4.4% in 2019.

Iodine: Marketing and Customers

In 2019, we sold our iodine products in approximately 48 countries to approximately 279 customers, and most of our sales were exports. Two customers each accounted for more than 10% of our iodine revenues in 2019. These two customers accounted for approximately 31% of revenues, and our ten largest customers accounted in the aggregate for approximately 75% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2019	2018	2017
North America	24%	26%	27%
Europe	33%	34%	32%
Chile	0%	0%	0%
Central and South America (excluding Chile)	2%	2%	2%
Asia and Others	40%	37%	38%

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

Five Chilean companies accounted for approximately 59% of total global sales of iodine in 2019, including SQM, with approximately 34%, and four other producers accounting for the remaining 25%. The other Chilean producers are Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, recently acquired by the Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 27% of global iodine sales in 2019, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2019.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate the 17% of the iodine supply comes from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices increased to approximately US$29 per kilogram in 2019, from the average sales prices of approximately US$24 per kilogram observed in 2018.

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

Lithium and its Derivatives

In 2019, our revenues from lithium sales amounted to US$505.7 million, representing 26.0% of our total revenues. We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 15% of the global lithium chemicals sales volumes.

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

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 69% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 46% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 6% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 5% of total lithium demand), chips for the ceramics and glaze industry (approximately 3% of total lithium demand), chemicals for air conditioning (approximately 2% of total lithium demand), and many others, including air treatment systems, pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid metal and element at room temperature;
•	is low density;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential; and
•	has a high specific heat capacity.

During 2019, lithium chemicals demand increased by approximately 14%, reaching approximately 307,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama as a by-product of the potassium chloride production. The annual production capacity of our lithium carbonate plant at the Salar del Carmen was expanded and is now 70,000 metric tons per year. We are in the process of increasing our production capacity to 120,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 13,500 metric tons per year.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2019, 2018 and 2017:

	2019	2018	2017
Sales volumes (Th. MT)
Lithium and derivatives	45.1	45.1	49.7
Total revenues (in US$ millions)	505.7	734.8	644.6

Our revenues in 2019 were US$505.7 million, a 31.2% decrease from US$734.8 million in 2018, due to lower prices during the year. The average price for 2019 was approximately 31.2% lower than the average price in 2018.

Lithium: Marketing and Customers

In 2019, we sold our lithium products in approximately 45 countries to approximately 185 customers, and most of our sales were to customers outside of Chile. Two customers each accounted for more than 10% of our lithium revenues in 2019, accounting for approximately 34% of our lithium revenues. Our ten largest customers accounted in the aggregate for approximately 69% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 24.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2019	2018	2017
North America	9%	9%	7%
Europe	15%	14%	14%
Chile	0%	0%	0%
Central and South America (excluding Chile)	1%	0%	0%
Asia and Others	75%	76%	79%

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

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2019, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 45,100 metric tons of lithium carbonate equivalent (LCE), SQM’s market share of lithium chemicals was approximately 15% in 2019. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a market share of approximately 25%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Tianqi Lithium Corp. (“Tianqi”), a Chinese company producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 23% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle. Currently, Tianqi is starting up its lithium hydroxide plant in Australia while Albemarle has one under construction. Tianqi is also a significant shareholder of ours, holding approximately 25.86% of our shares.

Another important competitor is Livent Corporation (“Livent”), with an estimated market share of approximately 7%. Livent has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, Livent produces lithium derivatives in the United States, the United Kingdom and China. Orocobre Ltd., based in Argentina, produces lithium carbonate, with a market share of approximately 4%.

Australia is an important source of concentrated lithium minerals. Since 2018, two producers have doubled their production of concentrated mineral, which is then converted into lithium chemicals in China. One of these producers is a joint venture between Ganfeng Lithium Co. (“Ganfeng”) and Mineral Resources Ltd in the Mt. Marion project. Galaxy Resources Ltd. is another important producer with operations in Mt. Cattlin. Additionally, three new players began shipping concentrated lithium minerals in 2018, Pilbara Minerals and Altura Mining, both producing from the Pilgangoora deposit, and Alita Resources Limited, producing from the Bald Hill deposit. In addition, there were at least ten other companies producing lithium in China from brines or minerals in 2019.

We believe that lithium production will continue to increase in the near future, in response to an increase in demand growth. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

In 2019, our potassium chloride and potassium sulfate revenues amounted to US$212.2 million, representing 10.9% of our total revenues and a 20.7% decrease compared to 2018, as a result of reduced sales volumes. We estimate that we accounted for less than 1% of global sales of potassium chloride in 2019.

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

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1-2%. We estimate that demand fell 2 million metric tons in 2019, reaching 64 million metric tons.

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

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2019, 2018 and 2017:

	2019	2018	2017
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	597.3	831.8	1,344.3
Total revenues (in US$ millions)	212.2	267.5	379.3

Our revenues in 2019 were US$212.2 million, a 20.7% decrease from US$267.5 million in 2018, due to significantly lower sales volumes during the year. Our sales volumes in 2019 were approximately 28.2% lower than sales volumes reported last year.

Potassium: Marketing and Customers

In 2019, we sold potassium chloride and potassium sulfate to approximately 514 customers in approximately 38 countries. One individual customer accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2019, which represents approximately 12% of our total revenues. We estimate that our ten largest customers accounted in the aggregate for approximately 44% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 13% of the cost of sales for the business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 24.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2019	2018	2017
North America	20%	19%	18%
Europe	13%	17%	19%
Chile	13%	10%	5%
Central and South America (excluding Chile)	31%	30%	38%
Asia and Others	23%	24%	20%

Potassium: Competition

We estimate that we accounted for less than 1% of global sales of potassium chloride in 2019. Our main competitors are Nutrien, Uralkali, Belaruskali and Mosaic. We estimate that in 2019, Belaruskali accounted for approximately 20% of global sales, Nutrien accounted for approximately 18% of global sales, Uralkali accounted for approximately 16% of global sales, and Mosaic accounted for approximately 13% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of its worldwide production of potassium sulfate. In 2019, SQM reinstated its own production of potassium sulphate.

Industrial Chemicals

In 2019, our revenues from industrial chemicals were US$94.9 million, representing approximately 4.9% of our total revenues for that year. We estimate that our market share in the industrial potassium nitrate market was approximately 30% for 2019.

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products, including prilled grades, for industrial applications. The grades differ mainly in their chemical purity. We enjoy certain operational flexibility producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, metal recycling, insulation materials, and metal treatments together with various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio and are used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

We see a growing trend for the CSP application as a result of its economical long duration electricity storage. The thermal storage of CSP plants helps to improve the stabilization of the electricity grid. Like all large power generation plants, such large CSP power plants are capital intensive and require a relatively long development period.

We supply solar salts to CSP projects around the world. In 2019, we supplied our solar salts to the first CSP projects in Chile and Italy totaling over 48,000 metric tons. We have also secured a contract for the supply of a major installation in the Middle East in the next 3 years.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities for solar salts uses in the near future.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2019, 2018 and 2017:

	2019	2018	2017
Sales volumes (Th. MT)
Industrial chemicals	123.5	135.9	167.6
Total revenues (in US$ millions)	94.9	108.3	135.6

Revenues for industrial chemicals decreased to US$94.9 million in 2019 from US$108.3 million in 2018, as a result of lower sales volumes in this business line. Sales volumes in 2019 decreased 9.1% compared to sales volumes reported last year.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 52 countries in 2019 to approximately 277 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2019, accounting for approximately 37%, and our ten largest customers accounted in the aggregate for approximately 59% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to CORFO which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 24.2 to our consolidated financial statements for the disclosure of lease payments made to CORFO for all periods presented.

The following table shows the geographical breakdown of our revenues for 2019, 2018 and 2017:

Revenues breakdown	2019	2018	2017
North America	29%	25%	19%
Europe	16%	16%	21%
Chile	42%	4%	2%
Central and South America (excluding Chile)	7%	11%	7%
Asia and Others	6%	43%	51%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, Mexico, South Africa, Asia and South America to achieve prompt deliveries to customers. We provide support to our customers and continuously work with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate and potassium nitrate for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 32% of world demand in 2019 (excluding domestic demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation, and several producers in China and Eastern Europe are highly competitive. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa, which we estimate had a market share of 16% for 2019. We estimate that our market share was approximately 30% for 2019.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low-cost producer of both products and are able to produce high quality products with local presence and expertise.

In the industrial potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Currently, our competitors in the potassium nitrate business are principally Chinese companies. In the sodium nitrate business, BASF is the main competitor.

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

Caliche Ore Deposits

Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2019, our mining operations concentrated in the First Region where we mainly worked in the mining sector Tente en el Aire and in the mining sectors Nueva Victoria Oeste, Norte and Sur. The Second Region mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to four meters, and with the overburden varying in thickness between half a meter and two meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three to five years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders and bulldozers load the ore onto off-road trucks, which take it to the leaching heaps to be processed.

During 2019, SQM continued working with mining equipment to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.

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

During 2019, the Pedro de Valdivia site generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plant at Pedro de Valdivia. After iodide is obtained, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2019, sodium nitrate for both agricultural and industrial applications was produced by inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. The production at the Pedro de Valdivia facility, until November 2015, generated approximately 700,000 tons of inventory. We used the remaining sodium nitrate inventory during 2019 to produce finished nitrates. For subsequent production of sodium nitrate, we will use nitrate salts produced at our Nueva Victoria facility, which was completed in December 2019.

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

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching process at Pedro de Valdivia are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it at atmospheric pressure and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. During 2019, new operational improvements have been achieved by significantly integrating the production process of the Coya Sur facilities, allowing new increases in production capacity without major investments and improving the use of raw materials from the Salar de Atacama and Nueva Victoria. The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008.

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

The sodium potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

Iodine and Iodine Derivatives

During 2019, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) and Pedro de Valdivia. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche ore carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by combusting (burning) sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated in iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in the Iris facility. The concentrated iodide is oxidized to metallic iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50-kilogram drums or 350 to 700 kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2019 was 12,082 metric tons: 9,558 metric tons from Nueva Victoria, 1,174 metric tons from Iris, and 1,351 metric tons from Pedro de Valdivia. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, along with the ramp-up of our new iodide plant in Nueva Victoria, our total current effective production capacity at our iodine production plants is approximately 14,800 metric tons per year.

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

In September 2010, CONAMA, currently known as the Chilean Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 665.7 liters per second. In Iris, we are approved for 2,000 metric tons of iodine production per year, with an annual extraction of caliche ore up to 6.48 million metric tons per year. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 13,000 metric tons per year of iodine (including the Iris operations) and 1,000,000 metric tons per year of nitrates. Additional expansions may be implemented from time to time in the future, depending on market conditions.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains, which is the result of millions of years of climatic and tectonic impacts. Brines are pumped from depths of 1.5 to 150 meters below surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfates, boron and other minerals.

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement, as amended in January 2018, permits the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear) to establish a total accumulated production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

For the year ended December 31, 2019, revenues related to products originating from the Salar de Atacama represented 37% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2019, only 11 years remain on the term of the Lease Agreement.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are potassium chloride, potassium sulfate, potassium salts, lithium carbonate, lithium hydroxide, lithium salts, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the evaporation process, sodium chloride salts (halite) precipitate, they are then harvested are removed; these salts are not used in the production process of other products. In the second stage of the evaporation process, the remaining brine from the first stage is transferred to other evaporation ponds where potassium chloride salts together with sodium chloride (sylvinite) precipitate, these salts are harvested and then sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and eventually can be treated at one of the cold leach plants where magnesium is removed. Part of the potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. The use of potassium chloride salts as a raw material in Coya Sur allows us to capture significant savings, as it allows us to use potassium salts with different qualities and to avoid buying and importing potassium chloride from external sources.

The remainder of the potassium chloride produced at the Salar de Atacama is shipped to our port in Tocopilla in either crystalized (standard) or granular (compacted) form and then shipped and sold as a commodity fertilizer to third parties. All of our potassium-related plants in the Salar de Atacama currently have a nominal production capacity of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates quality of the salts used in the process and quality of the mining resources pumped from the Salar de Atacama.

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

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the solutions remaining is sent to additional solar concentration ponds adjacent to the potassium concentration ponds. At this stage, the solution is purified and concentrated by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium, reaching a lithium concentration level of approximately 6%. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 230 kilometers southeast of the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment to customers.

The production capacity of our lithium carbonate facility at the end of 2019, following an expansion project that took place in 2018 and 2019, was 70,000 metric tons per year. We are now beginning the further expansion to 120,000 metric tons per year; which we expect to complete during 2021.

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

During 2019, we moved forward on an expansion plan which will allow us to produce an additional 8,000 metric tons per year of lithium hydroxide, reaching a total capacity of 21,500 metric tons per year. We believe this capacity level will be reached by the beginning of 2021.

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

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a by-product of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 16% of our cost of sales in 2019.

Since 2017, we have been connected to the central grid, which supplies electricity to the majority of cities and industries in Chile. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by the Electrical Energy Supply Agreement that we entered into with AES Gener S.A. on December 31, 2012. Pursuant to the terms of the Electrical Energy Supply Agreement, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for us.

For our supply of liquefied natural gas, we maintain a five-year contract with Engie, which was executed in 2019. In addition, we have a supply of liquefied petroleum gas (LPG) from Lipigas in the Salar del Carmen and we plan to have a supply of liquefied petroleum gas (LPG) from Lipigas in the Salar de Atacama as well as beginning in 2020 to replace diesel consumption.

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

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear), or “CCHEN”, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed quotas that limit the total tonnage of lithium authorized to be sold, along with other conditions.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors—Risks Relating to Chile—Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, results of operations and financial condition.” and “—Changes in water rights laws and other regulations could affect our operating costs.” The Chilean Constitution, the Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial condition and results of operations.

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

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean tax system and strengthening the powers of the Chilean Internal Revenue Service to control and prevent tax evasion. Then, on February 8, 2016, Law No. 20,899 was published which “Simplifies the Income Tax System and Perfects Other Legal Tax Provisions”. Subsequently, on February 24, 2020, Law No.21,210 was published, which “Modernizes the Tax Legislation”. As a result of these reforms, open stock corporations, such as SQM, are subject to the general rules. The corporate tax rate that applies to us increased to 27% in 2018.

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

Finally, we are subject to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”), which regulates corporate governance of public companies. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the CMF, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties. See “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions.”

There are currently no material legal or administrative proceedings pending against us except as discussed under “Item 8.A.7 Legal Proceedings”, in Note 22 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile.”

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

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect & Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following implemented during 2019:

At the end of 2018, the European Parliament, the Council of Member States of the European Union and the European Commission agreed to a new regulation for fertilizers. The new European regulation reduces the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, to 50 ppm (0.005%). In addition to this limit, the regulation incorporates maximum levels of other pollutants, such as heavy metals, and establishes a new procedure – called a conformity assessment – to be undertaken prior to the commercialization of fertilizers in Europe. The fertilizers that we sell contain less than 0.005% of perchlorate; however, the Food Chain Security unit of the General Health and Consumer Affairs Council initiated a revision of the perchlorate limits in food that have been in force and effect since June 2015, following the European Food Safety Authority’s (“EFSA”) evaluation of human exposure to perchlorate in food and in drinkable water. We expect a new definition of the new limits of perchlorates in food in the near term.

In South Korea SQM pre-registered five chemical substances in the first half of 2019 under the K-REACH regulations, using an Exclusive Representative, in order to facilitate the regulatory compliance of our customers in this market. On January 15, 2019, the Occupational Safety and Health Act of Korea (“K-OSHA”) that applied to the chemical safety data sheets that SQM uses in South Korea was modified. The most important modification was related to that the safety data sheets must be provided to the competent authority. This modification is effective two years after publication.

On March 12, 2019, Australia approved the new Industrial Chemicals (General) Rules 2019, which regulates the import and production of industrial chemicals and replaces the current regulations. This new regulation enters into force on July 1, 2020 and establishes the import requirements for chemical substances for the product and the importer. It applies to iodine imports by SQM Oceania in Australia.

On May 25, 2019, Japan updated its standards for classification and labeling of chemical products (JIS Z 7252: 2019 and 7253: 2019) to certify them with the sixth version of the UN-GHS. This update has a transition period of three years and will require review of safety data sheets and labeling of the products that SQM sells in Japan, in 2020-2021.

During 2019, the countries that are members of the Eurasian Economic Union, including Russia, initiated a chemical inventory update process in which companies must report the chemical substances currently produced or imported into Eurasia. A pilot program was carried out in which Russia invited some companies to participate in reporting of certain chemical substances, and SQM worked with customers to provide such report. This reporting will soon be mandatory and non-reported substances will be subject to registration in accordance with Technical Regulation TR EAEU 041/2017 of the Eurasian Economic Union on Safety of Chemical Products (Eurasia-REACH).

On September 12, 2019, the Customs Standards Compendium was modified in Chile, modifying the requirements for customs declarations of products exported by SQM.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly owned, except for SQMC, which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2019. For a list of all our consolidated subsidiaries, see Note 2.5 to our Consolidated Financial Statements.

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

4.D. Property, Plant and Equipment

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we primarily produce products based on potassium, sulfate, and lithium.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

300.000
400.000
500.000
600.000
700.000
800.000
8.000.000
7.900.000
7.800.000
7.700.000
7.600.000
7.500.000
7.400.000
7.300.000
7.200.000
N
W
E
S
ARICA
XV Region
Republic of Chile
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

Date : December 31, 2019

Scale : 1:3.500.000

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

As of December 31, 2019, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 558,801 hectares. In addition, as of December 31, 2019, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 300 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2019, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 236,692 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 4,980 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2019, SQM Salar held Mining Exploration Concessions covering approximately 16,900 hectares and had applied for additional Mining Exploration Concessions of approximately 1,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2019, only 11 years remain on the term of the Lease Agreement. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

Concessions Generally

As of December 31, 2019, approximately 99% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 1% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted. Of the Mining Exploration Concessions, approximately 76% already have been granted pursuant to applicable Chilean law, and approximately 24% are in the process of being granted.

In 2019, we made payments of US$7.9 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2019:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,831	534,996	4	1,000	2,835	535,996
Region II	8,805	2,309,591	94	36,100	8,899	2,345,691
Region III and others	486	109,776	2	1,100	488	110,876
Total	12,122	2,954,363	100	38,200	12,222	2,992,53

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

Caliche: Facilities and Reserves

Caliche: Facilities

During 2019, our mining operations concentrated in the First Region where we mainly worked in the mining sector Tente en el Aire and in the mining sectors Nueva Victoria Oeste, Norte and Sur. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and heap leaching operations at the María Elena site were suspended in October 2013, although iodine processing continued until 2017.

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 25 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

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

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

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

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2019 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	91.9	6.9%	424	Nitrate 6.0%
María Elena	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria	324.7	5.5%	445	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2019, are as follows:

Mine	Probable Reserves (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (2)
Pedro de Valdivia	240.9	6.2%	414	Nitrate 6.0%
María Elena	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	535.5	5.3%	497	Iodine 300 ppm
Nueva Victoria	984.7	5.2%	421	Iodine 300 ppm

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2019,” was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mr. Sergio Alarcón and Mr. Marco Lema.

Mr. Sergio Alarcón is a geologist with more than 35 years of experience in the field. He is currently employed by SQM as a Senior Geologist in the Mining Production area. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Persons and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Marco Lema is a civil mining engineer with more than 35 years of experience. He works for SQM as Superintendent of Geology and Engineering in the mining production area. Mr. Lema is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Persons and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He has experience working on metallic and non-metallic mine deposits.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 21.00% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 79.00% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2019, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2019, we carried out recategorizations of indicated resources in the Tente en el Aire and Hermosa Norte sectors, totaling 4,456 hectares, which is still in process. Our 2020 exploration program includes the exploration of the Tente en el Aire sector, which totals 658 hectares, and the basic study of 4,100 hectares of the Mina Oeste and Tente en el Aire Oeste sectors. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2019		2018		2017
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	38%	US$29/kg	33%	US$24/kg	21%	US$20/kg
Specialty Plant Nutrition	21%	US$695/ton	22%	US$722/ton	20%	US$722/ton
Industrial Chemicals	33%	US$768/ton	33%	US$797/ton	32%	US$809/ton

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

Salar de Atacama: Reserves

Our in-house staff of hydrogeologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2019, based on law, geological exploitation, brine sampling and geostatistical analysis up to a depth of 300 meters of our total exploitation concessions, are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)	Total Reserves (millions of metric tons)
Potassium (K+) (2)	55.2	37.4	92.5
Sulfate (SO4-2) (3)	44.3	36.0	80.3
Lithium (Li+) (4)	5.7	3.4	9.2
Boron (B3+) (5)	1.6	1.2	2.8

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 50%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in February 2020 by Messrs. Andrés Fock and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Fock is a geologist with more than 15 years of experience in the field of mining hydrogeology. He is currently employed by SQM as Superintendent of Geology and Exploration, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

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

Copies of the certificates of qualified competency issued by the Chilean Mining Commission for Mr. Rojas and Mr. Fock are attached hereto as Exhibit 99.3 and 99.4.

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

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Lease Agreement (December 31, 2030). Considering the authorized maximum net brine production rates, we have performed hydrogeological simulations using numeric flow and transport models to estimate changes in the volume and quality of the brine during the life of the project, considering the ponds infrastructure projected and existing on January 1, 2020. According to these simulations, a total of 1.19 million metric tons of lithium and 14.41 million metric tons of potassium will be extracted from the producing wells. On the other hand, the proven and probable base reserve in situ, within the authorized area of environmental extraction (RCA 226/06), corresponds to 4.89 million metric tons of lithium and 34.8 million metric tons of potassium, enough to satisfy the demand of the project until the end of the concession.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2019		2018		2017
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	17%	US$355/ton	19%	US$322/ton	17%	US$282/ton
Lithium and Derivatives	39%	US$11,212/ton	57%	US$16,289/ton	71%	US$12,970/ton

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

The following table provides a summary of our production facilities as of December 31, 2019:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	10.0	635.8
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	16.4	415.9
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47.492	Iodine: 13.0	9.4	543.4
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	11.9	8.1
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253.880	Nitrates: n/a Iodine: 3.2	14.3	225.0
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	11.2	1,915.7
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	184.3	Lithium carbonate: 70 Lithium hydroxide: 13.5	9.3	317.8
Tocopilla (11)	Port facilities	22	-	12.6	168.2

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds. During 2019, we began to work on the expansion of discard deposit area of the new lithium hydroxide plant and accumulation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 14,800 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2019, 2018 and 2017:

(in thousands, unless otherwise stated)	2019	2018	2017
Pedro de Valdivia(1)
Metric tons of ore mined	—	—	—
Average grade nitrate (% by weight)	—	—	—
Iodine (parts per million (ppm))	—	—	—
Metric tons of crystallized nitrate produced	—	—	—
Metric tons of iodine produced	1.4	1.0	0.9

Maria Elena (2)
Metric tons of ore mined	—	—	—
Average grade nitrate (% by weight)	—	—	—
Iodine (ppm)	—	—	—
Metric tons of crystallized nitrate produced	—	—	—
Metric tons of iodine produced	—	—	—

Coya Sur (3)
Metric tons of crystallized nitrate produced	771	699	613

Pampa Blanca (2)
Metric tons of ore mined	—	—	—
Iodine (ppm)	—	—	—
Metric tons of iodine produced	—	—	—

Nueva Victoria
Metric tons of ore mined	42,196	42,753	36,383
Iodine (ppm)	465	461	458
Metric tons of iodine produced	10.7	10.2	8.8

Salar de Atacama (4)
Metric tons of lithium carbonate produced	62.3	50.4	45
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,049	1,505	1,881

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the Pampa Blanca mine and María Elena were suspended in March 2010 and November 2013, respectively. In María Elena, production of nitrate and iodine solutions continued in subsequent years from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen near Antofagasta. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnallites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

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

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbon plant in the Salar del Carmen area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics (polyethylene bags, multi-layer or polypropylene FIBC big bags), stored within the same facilities and secured in storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique.

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

The Port of Tocopilla terminal facilities are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The Port of Tocopilla terminal facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships, a crane with a 40 ton capacity for the loading of sealed product onto ships and a nitrate mixing facility.

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

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheiland under the quality standard ISO 9001:2015.

Computer System

In addition to the above-listed facilities, we operate varies computer and information systems linking our principal subsidiaries to our operating and administrative facilities throughout Chile, and other parts of the world. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities and production process and maintenance control. The mainframe computing system is located at our offices in Santiago and our Chilean and international subsidiaries are interconnected with each other, through data links.

In addition, we have cloud technologies, which allow us to support new business processes and respond quickly and at low cost to changing conditions of our business and of the market.

A cyber security review is being carried out to highlight possible risks and mitigate them, including raising awareness among our users related to best process and computational use practices.

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

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated or amortized. We believe that the estimates we make to determine an asset’s useful life are “critical accounting estimates” because they require our management to make estimates based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations.

Inventories

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost by warehouse or storage center.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The Company conducts an evaluation of inventories at the end of each year, recording an estimate with a charge to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

Determination of volume for certain product in progress and finished product is based on topography measures and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), as well as the related allowances.

In the case of finished and work in progress products, the Company makes four types of provisions which are reviewed quarterly:

a)	Provision associated with a lower value of existence: This is directly identified with the product that generates it and consist of three types: (i) provision for lower realization value, which corresponds to the difference between the cost of inventory of products , intermediate or finished, with the sale price less the costs necessary to bring them to the same state and location as the product with which it is compared; (ii) provision for uncertain future use that corresponds to the value of those products in process that are not likely to be used in sales according to the Company's long-term plans; and (iii) product reprocessing costs due to its current specification making its sale not feasible.

b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (periodical and annual physical inventories are conducted for production units in Chile and the port of Tocopilla and for commercial offices, it is based on the last zero count obtained, but in general there is a physical inventory at least once a year). These differences are recognized immediately.

c)	Potential errors in the determination of stocks: The Company has an algorithm that is reviewed at least annually and that corresponds to different percentages assigned to each inventory according to the product, location, complexity in measurement, rotation and mechanisms of associated control.

d)	Provisions made by commercial offices: Corresponds to historical percentages that are adjusted to the extent that zero count is achieved, in accordance with normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized when detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

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

Actuarial losses and gains are directly recorded in profit or loss for the year.

The discount rate used for calculating obligations outside the United States was 3.7% and 4.6% for the periods ended as of December 31, 2019 and 2018, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4.0% interest rate for 2019 and 3.75% for 2018. The net balance of this obligation is presented under the “Provisions for employee benefits, non-current” line item.

Asset value impairment

We conduct impairment tests on intangible assets with indefinite useful lives and goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-current assets, including property, plant and equipment and intangible assets with definite useful life, are reviewed for impairment whenever events or changes in circumstances of any indicate that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of the impairment, if any. In the event that the asset does not generate any cash flows independent from other assets, we determine the recoverable amount of the cash generating unit to which this asset belongs according to the corresponding business segment (specialty plant nutrients, iodine and derivatives, lithium and derivatives, potassium, industrial chemicals and other products and services.)

The results of the impairment tests the Company has performed on its primary intangible assets with indefinite useful lives and goodwill demonstrated that there was no need for the Company to make any accounting adjustments to such assets. These impairment tests were performed using conservative scenarios. For more information, see Note 13.1 to our Consolidated Financial Statements.

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

Contingencies

The amount recognized as a provision, including legal, contractual or constructive obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

If we are unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the Consolidated Financial Statements.

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

We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2019, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$26.55 million (EUR23.25 million) and to sell South African rand for approximately US$16.15 million (ZAR238.25 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$56.75 million (Ch$49,491 million). Of the UF11.5 million outstanding bonds issued in the Chilean market, UF 8.5 million were hedged with cross-currency swaps to the U.S. dollar for approximately US$341 million as of December 31, 2019.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$289 million (Ch$216,708 million).

The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2019		2018		2017
	%	US$	%	US$	%	US$
Specialty plant nutrition	37%	723.9	35%	781.8	32%	697.3
Iodine and derivatives	19%	371.0	14%	325.0	12%	252.1
Lithium and derivatives	26%	505.7	32%	734.8	30%	644.6
Potassium	11%	212.2	12%	267.5	18%	379.3
Industrial chemicals	5%	94.9	5%	108.3	6%	135.6
Other products and services	2%	36.0	2%	48.5	2%	48.5

Total	100	1,1943.7	100	2,265.8	100	2,157.3

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2019		2018		2017
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	1,943.7	100.0	2,265.8	100.0	2,157.3	100.0
Cost of sales (1)	(1,383.6)	71.2	(1,485.6)	65.6	(1,394.8)	64.7
Gross profit	560.1	28.8	780.2	34.4	762.5	35.3
Other income (2)	18.2	0.9	32.0	1.4	17.8	0.8
Administrative expenses	(117.2)	6.0	(118.1)	5.2	(101.2)	4.7
Other expenses (3)(4)	(26.0)	1.3	(36.9)	1.6	(53.6)	2.5
Net impairment gains or reversal (losses) of financial assets	(1.1)	—	3	—	(8)	—
Other gains (losses)	0.4	0.5	6.4	0.3	0.5	0.0
Finance income	26.3	1.4	22.5	1.0	13.5	0.6
Finance expenses	(76.9)	4.0	(57.8)	2.6	(50.1)	2.3
Equity income of associates and joint ventures accounted for using the equity method	9.8	0.5	6.4	0.3	14.5	0.7
Foreign currency exchange differences	(2.2)	0.1	(16.6)	0.7	(1.3)	0.1
Income before income tax expense (2)	390.6	20.1	621.0	27.4	594.6	27.6
Income tax expense	(110.0)	5.7	(179.0)	7.9	(166.2)	7.7

Profit attributable to:
Controlling interests (2)	278.1	14.3	439.8	19.4	427.7	19.8
Non-controlling interests	2.5	0.1	2.2	0.1	0.7	0.0
Profit for the year (2)	280.6	14.4	442.1	19.5	428.4	19.9

(1)	Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$143.9 million in 2019, US$182.9 million in 2018, and US$46.3 million in 2017.
(2)	Other income for 2018 includes pre-tax income of US$14.5 million related to the sale of our interest in the Minera Exar S.A. lithium project in Argentina.
(3)	Other expenses for 2017 include a charge of US$20.4 million relating to payment by our subsidiary SQM Salar to Corfo after entering into the Corfo Arbitration Agreement to terminate the arbitration proceedings and amend the existing Lease Agreement and Project Agreement. For more information, see “Item 8.A.7 Legal Proceedings.”
(4)	As a result of the adoption of IFRS 9, a reclassification was made to present gains on reversal (losses) separately from other expenses as function.

Results of Operations – 2019 compared to 2018

Revenues

Revenues decreased by 14.2% to US$1,943.7 million in 2019 from US$2,265.8 million in 2018. The main factors that caused the decrease in revenues and variations in different product lines are described below.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$505.7 million during the year ended December 31, 2019, a decrease of 31.2% compared to the US$734.8 million for the year ended December 31, 2018. Set forth below are sales volume data for the specified years:

(in Th. MT)	2019	2018	% Change
Lithium and derivatives	45.1	45.1	-0%

During 2019, we believe total market demand reached 307,000 metric tons. Our sales volumes remained flat compared to 2018, and our average prices fell over 30% in line with our estimates. The decrease in lithium price was a result of lower than expected demand growth, which we believe reached approximately 14% during 2019.

Average prices in this business line decreased 31.2% in 2019 compared to average prices during 2018, reaching approximately US$11,200/MT compared to average prices of approximately US$16,300/MT in 2018.

Specialty Plant Nutrition

Revenues from the specialty plant nutrition business line for the year ended December 31, 2019 totaled US$723.9 million, a decrease of 7.4% compared to US$781.8 million reported for the year ended December 31, 2018.

Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2019	2018	% Change
Potassium nitrate and sodium potassium nitrate	617.4	673.4	-8%
Specialty blends	238.9	242.5	-1%
Other specialty plant nutrients (*)	155.3	141.6	10%
Sodium nitrate	30.2	25.0	21%

* Includes trading of other specialty fertilizers.

In the potassium nitrate market, demand growth was weaker than expected in 2019, as a result of weather conditions in various geographical markets. Our average prices fell as a result of this lower demand, about 3% less in 2019 than average prices reported in 2018.

Average prices in the specialty plant nutrition business line were US$695/MT in 2019, a decrease of 3.8% compared to average prices of US$722/MT reported in 2018.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the year ended December 31, 2019 were US$371.0 million, an increase of 14.2% compared to US$325.0 million generated for the year ended December 31, 2018.

Set forth below are sales volume data for the specified years:

(in Th. MT)	2019	2018	% Change
Iodine and derivatives	12.7	13.3	-5%

Higher iodine revenues were the result of higher prices during 2019 compared to 2018. Average prices in the business line increased 19.4%, reaching US$29/kilogram in 2019 compared to US$24/kilogram in 2018.

Potassium

Potassium chloride and potassium sulfate revenues for the year ended December 31, 2019 totaled US$212.2 million, a 20.7% decrease compared to the US$267.5 million reported for the year ended December 31, 2018.

(in Th. MT)	2019	2018	% Change
Potassium chloride and potassium sulfate	597.3	831.8	-28%

In 2019, we believe that the potassium chloride market reached approximately 64 million metric tons. Revenues in the potassium chloride and potassium sulfate business line during 2019 were impacted by lower sales volumes when compared to 2018, which were not offset by higher average prices in the business line. Our sales volumes for potassium chloride and potassium sulfate reached almost 600k metric tons, which is significantly higher than our original annual sales estimate of 500k metric tons. Average prices in the potassium chloride and potassium sulfate business line increased approximately 10% during 2019 when compared to 2018, reaching US$355/MT.

Industrial Chemicals

Industrial chemicals revenues for the year ended December 31, 2019 reached US$94.9 million, a 12.4% decrease compared to US$108.3 million for the year ended December 31, 2018.

Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2019	2018	% Change
Industrial chemicals	123.5	135.9	-13%

Our lower revenues in industrial chemicals reflected lower sales volumes in the business line. We reported sales of over 48,000 metric tons of solar salts during the fourth quarter of the year, in line with our estimates.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income were US$36.0 million in 2019, a decrease of 25.8% compared to US$48.5 million of revenues in 2018.

Cost of Sales

Our overall cost of sales decreased 6.8% to US$1,383.6 million in 2019, which represented 71.2% of revenues, from US$1,485.6 million in 2018, which represented 66.5% of revenues. The main factors that caused the decrease in cost of sales and variations in different product lines are described below.

Lithium and Derivatives

Lithium and derivatives cost of sales decreased 3.3% to US$306.3 million in 2019 from US$316.5 million in 2018, primarily as a result of operating our production plant at optimal levels for the majority of the year.

Our costs of sales related to our lithium and derivatives business line fluctuate with our price of lithium as a result of our 2018 amendment of the lease agreement with Corfo. This agreement includes important amendments to the lease agreement and project agreement signed between Corfo and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. For lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price (See Note 24.2 for the disclosure of lease payments made to Corfo for all periods presented.):

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
Over US$10,000	40.0%

Specialty Plant Nutrition

Specialty plant nutrition cost of sales decreased 6.4% to US$573.8 million in 2019 from US$613.3 million in 2018, as a result of higher sales volumes of sodium nitrate, offset by lower costs per ton of potassium nitrate The average cost of sales in the specialty plant nutrition business line was US$537/MT in 2019, lower than US$546/MT in 2018.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 5.8% to US$230.5 million in 2019 from US$217.5 million in 2018. The average cost of sales in the iodine and derivatives business line was US$18.1/kilogram in 2019, an increase of 10.6% from US$15.4/kilogram in 2018.

Potassium

Potassium cost of sales decreased 19.0% to US$176.2 million in 2019 from US$217.4 million in 2018, as a result of decreased sales volumes. The average cost of sales in the potassium business line was US$295.4//MT in 2019, an increase from US$236.4/MT in 2018.

Industrial Chemicals

Industrial chemicals cost of sales decreased 12.6% to US$63.4 million in 2019 from US$73.0 million in 2018, as a result of decreased sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$514.9/MT in 2019, a decrease of 3.8% from US$518.1/MT in 2018.

Gross Profit

Gross profit decreased 28.2% to US$560.2 million in 2019, which represented 28.8% of revenues, from US$780.2 million in 2018, which represented 34.4% of revenues. As discussed above, this decrease is attributable to the decrease in revenues as a result of significantly lower lithium prices and lower sales volumes of potassium chloride and potassium sulfate.

Other Income

Other income decreased 33.0% to US$18.2 million in 2019, which represented 0.9% of revenues, from US$32.0 million in 2018, which represented 1.4% of revenues.

Administrative Expenses

Administrative expenses decreased 0.8% to US$117.2 million in 2019, which represented 6.0% of revenues, from US$118.1 million in 2018, which represented 5.2% of revenues.

Other Expenses

Other expenses decreased 29.6% to US$26.0 million in 2019, which represented 1.3% of revenues, from US$36.9 million in 2018, which represented 1.6% of revenues.

Other Gains (Losses)

Other losses were US$0.3 million in 2019, compared to gains of US$6.4 million in 2018, which represented 0.3% of revenues.

Finance Income

Finance income increased 16.7% to US$26.3 million in 2019, which represented 1.4% of revenues, from US$22.5 million in 2018, which represented 1.0% of revenues, due to higher interest rates earned on our investments and higher investments volumes during 2019.

Finance Expenses

Finance expenses increased 33.1% to US$76.9 million in 2019, which represented 4.0% of revenues, from US$57.8 million in 2018, which represented 2.6% of revenues, due to increased levels of debt that we had outstanding during 2019.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method increased 5.4% to US$9.8 million in 2019, which represented 0.5% of revenues, from US$6.4 million in 2018, which represented 0.3% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$2.2 million in 2019, which represented 0.1% of revenues, compared with a loss of US$16.6 million in 2018, which represented 0.7% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program. During 2019, the Chilean peso depreciated 7.8% against the U.S. dollar.

Profit Before Taxes

Profit before taxes decreased by US$230.4 million, or 37.1%, to US$390.6 million in 2019 from US$621.0 million in 2018. This decrease was primarily attributable to decrease in revenues by US$322.1 million, a decrease in other income by US$12.5 million, partially offset by a decrease in cost of sales by US$82.9 million and a decrease in administrative expenses by US$0.9 million, as described above.

Income Tax Expense

Income tax expenses decreased 38.5% to US$110.0 million in 2019, representing an effective tax rate of 28.2%, compared to US$179.0 million in 2018, representing an effective tax rate of 28.8%. The effective Chilean corporate tax rate was 27.0% during 2018 and 2019 The difference between the statutory and effective tax rates was primarily due to a decrease related to tax effect of tax rates outside Chile and non-deductible expenses as detailed in the Note 29.3 to our Consolidated Financial Statements.

Profit for the Year

Profit for the year decreased 36.5% to US$280.6 million in 2019 from US$442.1 million in 2018, primarily due to lower average prices in the lithium business line and lower sales volumes in the potassium chloride business line.

Results of Operations – 2018 compared to 2017

For a discussion of the comparison of our results of operations for the fiscal years 2018 and 2017, see “Part I, Item 5.A. Operating Results—Results of Operations – 2018 compared to 2017” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 18, 2019.

5.B. Liquidity and Capital Resources

As of December 31, 2019, we had US$1,094.0 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2019, we had US$477 million of unused uncommitted working capital credit lines.

Shareholders’ equity decreased to US$2,134.5 million as of December 31, 2019 from US$2,137.8 million as of December 31, 2018. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 1.19 as of December 31, 2019 from 1.0 as of December 31, 2018.

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

The table below shows our cash flows for 2019, 2018 and 2017:

(in millions of US$)	2019	2018	2017
Net cash from operating activities	426.9	524.8	758.3
Net cash used in financing activities	105.9	(387.3)	(411.9)
Net cash from (used in) investing activities	(485.5)	(187.0)	(248.1)
Effects of exchange rate fluctuations on cash and cash equivalents	(14.9)	(24.9)	17.5
Net increase (decrease) in cash and cash equivalents	(32.4)	(74.4)	115.8

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

The Board of Directors approved a capital expenditure plan for 2020 of approximately US$450 million in connection with investments to be made in Chile and abroad. The 2020 capital investment program is primarily focused on the maintenance and expansion of our production facilities as well as investment in new projects. Our 2020 capital investment program does not require external financing, but we evaluate from time to time whether to access capital markets in order to optimize our financial position. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. The Board of Directors approved payment of dividends of US$278 million and US$542 million during 2019 and 2018, respectively. In the consolidated statement of cash flows, we reported dividends paid of US$330 and US$550 during 2019 and 2018, respectively. The difference in the amounts of dividends paid set forth in the consolidated statement of cash flows, and the amount approved by the Board, is due to the differences in the exchange rate. For a disclosure of our 2019 dividend policy and payments, see “Item 8.A.8. Dividend Policy”.

As of December 31, 2019, we had US$1,094.0 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2019, we had US$477 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 1.1x as of December 31, 2019. We have US$250 million principal amount of debt maturing in April 2020, which will be repaid with a portion of the proceeds of the US$400 million offering of notes due in 2050 completed in January 2020. Our next debt maturity that will require a significant cash payment is scheduled to occur in April 2023. According to the 2020 dividend policy approved by our Board of Directors, future dividends would be paid and distributed as a percentage of the net income based on financial parameters related to our balance sheet, thus protecting our cash position. We believe that our capital expenditures related to maintenance will require approximately US$120 million during 2020. Furthermore, our capital expenditures plan for 2020 is expected to require about US$450 million. We believe that our capital expenditures related to maintenance will require approximately US$120 million during 2020. If necessary, we could assess delaying expansion projects to reduce our capital expenditures during the year.

Our future cash position could be impacted by, among other things, an operational shutdown, unforeseen expenses, a decreased ability of our customers to pay us for products or services or lower average prices or sales volumes in our business lines. In 2020, we are expecting lower average prices in the lithium and derivatives and potassium chloride and potassium sulfate business lines. Demand growth, sales volumes and average prices in our business lines could be impacted by the COVID-19 pandemic, and therefore could have an impact on our cash position which could lead to a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors”

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, decreased to 3.45 as of December 31, 2019 from 4.32 as of December 31, 2018. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2019.

Debt Instrument (1)	Current Amount (ThUS$)	Non- Current Amount (ThUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
Bilateral loan — US$70 million	187	69,138	3.98%	May 29, 2019	May 29, 2023	Bullet
5.50% Notes due 2020 — US$250 million	252,288		5.50%	Apr. 21, 2010	Apr. 21, 2020	Bullet
3.625% Notes due 2023 — US$300 million	2,044	298,607	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.375% Notes due 2025 — US$250 million	4,215	248,486	4.38%	Oct. 28, 2014	Jan. 28, 2025	Bullet
4.25% Notes due 2029—US$450 million	2,190	444,077	4.25%	May 7, 2019	May 7, 2019	Bullet
Series H Bond — UF 4 million.	17,027	129.364	4.90%	Jan. 05, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	823	55,904	3.80%	Feb. 01, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1,674	113,341	3.25%	April 6, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	317	113,329	3.45%	Nov. 8, 2018	Jun. 15, 2038	Bullet
(1)	With the exception of the Series Q bond, UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps.

As of December 31, 2019, we had total financial debt of US$1,519 million compared to US$1,330 million as of December 31, 2018. The total short-term debt as of December 31, 2019 was US$298.8 million, and as of December 31, 2018 was US$23.6 million.

As of December 31, 2019, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and with the exception of our Series Q Bonds, all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar.

The financial covenants related to our debt instruments include: (i) limitations on the ratio of total liabilities to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.

The following table shows the maturities of our nominal long-term debt by year as of December 31, 2019 (in millions of US dollars):

Maturity (1)(2)	Amount
2020	264
2021	14
2022	14
2023	384
2024 and thereafter	1,080
Total	1,756
(1)	Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2019 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2019, a market value of US$18.8 million against SQM.
(2)	On January 22, 2020, we issued and sold US$400 million principal amount of senior secured notes to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act, and to investors outside the United States in accordance with Regulation S under the Securities Act. These notes have an annual interest rate of 4.250% and mature in 2050. This bond offering was after December 31, 2019 and so is not reflected in the table.

On May 7, 2019, we issued and sold US$450 million principal amount of senior secured notes to qualified institutional buyers in the United States in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to investors outside the United States in accordance with Regulation S under the Securities Act. These notes have an annual interest rate of 4.250% and mature in 2029.

Environmental and Occupational Safety and Health Projects

We spent US$23.8 million on environmental, safety and health projects in 2019. We have budgeted approximately US$22.6 million in 2020 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

	For the years ended December 31, 2019, 2018, 2017
	2019	2018	2017
	(ThUS$)	(ThUS$)	(ThUS$)
Profit for the Year	280,603	442,063	428,417
(+) Depreciation and amortization expenses	202,270	221,499	240,526
(+) Finance costs	76,939	57,807	50,124
(+) Income tax	110,019	178,975	166,173
EBITDA	669,831	902,344	885,240
(-) Other income	18,218	32,048	17,827
(-) Other gains (losses)	(383)	6,404	543
(-) Share of Profit of associates and joint ventures accounted for using the equity method	9,786	6,351	14,452
(+) Other Expenses by Function	25,995	36,907	53,600
(+) Net impairment gains on reversal (losses) of financial assets	(1,057)	(2,967)	8,038
(-) Finance income	26,289	22,533	13,499
(-) Currency differences	(2,169)	(16,597)	(1,299)
Adjusted EBITDA	645,142	883,546	901,856

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

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime) and Japanese patent No. 4,889,848 for nitrates (granular fertilizers).

5.D. Trend Information

Our revenues decreased 14.2% to US$1,943.7 million in 2019 from US$2,265.8 million in 2018. Gross profit decreased 28.2% to US$560.1 million in 2019, which represented 28.8% of revenues, from US$780.2 million in 2018, which represented 34.4% of revenues. Profit attributable to controlling interests decreased 36.8% to US$278.1 million in 2019 from US$439.8 million in 2018.

In January 2020 the World Health Organization deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health (Ministerio de Salud) declared a nationwide State of Emergency. In response to the spread of COVID-19, the Chilean government has closed its borders for entry by non-resident foreigners for a specified period of time, prohibited the docking of cruise ships at Chilean ports, imposed quarantines on certain neighborhoods of the capital of Santiago and other cities and imposed a nationwide curfew. These measures have not impacted imports or exports to or from Chile. However, we have seen some impacts related to the shipment of products in and out of various other countries and regions, which could further negatively impact our ability to ship products to customers and receive supplies from suppliers.

Our Board and management are constantly monitoring the situation and the potential impact that this unprecedented event could have on SQM. As a precaution, our management has implemented several measures to help reduce the speed at which COVID-19 spreads, including the following measures to mitigate the spread in the workplace: (i) flexible working day together with the incentive to work from home in those cases where this is possible, (ii) avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities, (iii) strengthening of personal hygiene protocols (use of hand sanitizer, masks, etc.) and sanitation in plants, cafeterias and offices, and (iv) significant reductions in domestic and international travel, along with mandatory quarantines for people who have arrived from high risk destinations. We will continue to implement measures consistent with the evolving COVID-19 situation, with reference to governmental and international health organization guidelines.

Our operations are labor intensive, and in an effort to reduce the risk of the spread of COVID-19 on our operations, we are operating all of our facilities with the minimum amount of personnel. A further reduction of personnel necessitated by the spread of COVID-19 could impact our production and our sales volumes of during 2020.

We sell our products worldwide, with Asia, Europe and North America constituting our main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell could have an impact our ability to fulfill our sales expectations for 2020. We believe the impact on demand growth of the markets in which we sell, our sales volumes and average prices will depend on the duration of COVID-19 in different regions, the efficiency of the measures implemented to contain the spread of COVID-19 in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery. Most, if not all, of these factors are currently evolving on a rapid basis and we are presently unable to predict with a certainty the potential full magnitude of the impacts of the COVID-19 pandemic on forecasts of market demand or our estimates of our sales volumes and average sale prices. We will continue to monitor and assess the spread of COVID-19 and its impact on our operations, business, financial condition and results of operations and may need to update the forecasts of market demand and our estimates of sales volumes and average prices as we obtain better visibility on these measures.

Revenues from lithium and derivatives totaled US$505.7 million during 2019, a decrease of 31.2% compared to the US$734.8 million in 2018. We reported the same sales volumes in the lithium business line in 2019 compared to 2018 as a result of lower than expected lithium demand growth during 2019. Average prices in this business line were 31.2% lower in 2019 compared to average prices in 2018. New supply and suppliers entered the market, which, coupled with the lower than expected demand, impacted market prices in 2019. According to our estimates, the lithium market demand growth was approximately 14% in 2019, a significant market growth, but lower than originally expected, due to delays in the penetration of electric vehicles in some key markets.

At the beginning of 2020, we believed that demand this year would be about 15% greater than total demand in 2019, led by the European electric vehicle market gaining momentum and contributing significantly to this lithium demand growth. We based our demand growth expectations on several factors, including but not limited to, automobile industry growth, electric vehicle growth, government subsidies and incentives related to the electric vehicle market, and conversations with our customers. The impacts on the global economy as a result of the spread of COVID-19 could have a negative impact on lithium demand growth and supply growth in 2020. We note that our internal sales volume estimates for lithium and derivatives for the first quarter of 2020 have already been reduced by 2,000 metric tons as a result of decreased sales volumes that we saw in China during the first few months of the year, attributable to the COVID-19 outbreak. Our original lithium and derivative sales volume estimates for 2020 were 55,000-60,000 metric tons. In light of COVID-19, we believe that this estimate could be lower. We continue to closely monitor the situation to better assess the total potential impacts that the COVID-19 pandemic or a slowdown in the global economy could have on market demand for lithium and derivatives, our 2020 sales volumes and average price expectations in this business line.

Nonetheless, we believe that the fundamentals behind long-term demand growth in the lithium industry are stronger than ever, as numerous automakers around the world are fully committed to the electrification of their fleets. In addition, technological advancements in the lithium battery market are resulting in more competitive alternatives for customers, and doubts that once existed over lithium battery technology are dissipating.

Revenues from sales of iodine and derivatives during 2019 were US$371.0 million, an increase of 14.2% compared to US$325.0 million generated in 2018. Our sales volumes in the iodine business line decreased 4.4% in 2019, but we saw prices increase during 2019, reaching average prices of over US$29/kg, exceeding our original expectations. Average prices in 2019 were 19.4% higher than the average prices seen in 2018.

Iodine and derivative market growth is particularly sensitive to the medical industry, specifically X-ray contrast media, the pharmaceutical industry and the LCD polarizing market. As a result of the spread of COVID-19, non-essential medical services have declined, and we have seen demand related to these important markets decrease. We have also seen some important iodine and derivative producing regions are facing operational shutdowns and logistical complications as a result of COVID-19, which could impact global supply., We continue to closely monitor the situation to better assess the total potential impacts that the COVID-19 pandemic or a slowdown in the global economy could have on market demand for iodine and derivatives, our 2020 sales volumes and average price expectations in this business line.

Revenues from the specialty plant nutrition business line business line in 2019 totaled US$723.9 million, a decrease of 7.4% compared to $781.8 million reported in 2018. Our sales volumes and average prices in the specialty plant nutrition business line decreased 3.8% in 2019 compared to 2018. In the potassium nitrate market, demand growth was weaker than expected in 2019, with demand flat compared to 2018 as a result of weather conditions in various geographical markets. Our average prices fell as a result of this lower demand, about 3% less in 2019 than average prices reported in 2018.

The fertilizer industry in some geographical markets has been deemed an essential industry during the COVID-19 outbreak. This could help maintain the demand growth in 2020 for the potassium nitrate industry. In 2020, we expect to see strong demand growth in the North America, specifically the United States and Mexico. We believe that water soluble potassium nitrate demand could see growth rates of approximately 6%. This demand recovery could also have a positive impact on prices this year. We analyze the potassium nitrate market by assessing, among other things, arable land availability, global crop production, and localized irrigation rates. In the potassium nitrate market, we saw a strain on supply and logistics in China during the first few months of 2020, as manufacturing and production stoppages were implemented and as ports were closed. We could see further disruptions in other regions in coming months, which could impact the supply/demand balance, resulting in further increases in potassium nitrate pricing. We continue to closely monitor the situation to better assess the total potential impacts that the COVID-19 pandemic or a slowdown in the global economy could have on market demand for specialty plant nutrition, our 2020 sales volumes and average price expectations in this business line.

Potassium chloride and potassium sulfate revenues for 2019 totaled US$212.2 million, a 20.7% decrease compared to the US$267.5 million reported in 2018. Revenues in this business line during 2019 were impacted by lower sales volumes when compared to 2018, which were not offset by higher average prices in the business line. These lower sales volumes were a result of production limitations as we focused on increasing our lithium production in the Salar de Atacama. In addition, as a result of the environmental compliance plan that was approved by the Chilean Environmental Authority (Superintendencia del Medio Ambiente) in January 2019, we were temporarily extracting less brine than we have in the past.

The fertilizer industry in some geographical markets has been deemed an essential industry during the COVID-19 outbreak. This could help maintain the demand growth in 2020 for the potassium chloride industry. We believe that sales volumes in 2020 could increase another 20-25% when compared to 2019. The lower price dynamics that we have seen during the first two months of 2020 could continue. We continue to closely monitor the situation to better assess the total potential impacts that the COVID-19 pandemic or a slowdown in the global economy could have on market demand for potassium chloride and potassium sulfate business, our 2020 sales volumes and average price expectations in this business line.

Industrial chemicals revenues in 2019 reached US$94.9 million, a 12.4% decrease compared to US$108.3 million in 2018. Our sales volumes in the industrial chemicals product line decreased 9.1% in 2019 compared to 2018, as a result of lower sales volumes of industrial nitrates. Our solar salt sales volumes were up 1.8% in 2019 when compared to 2018. We expect industrial chemical sales volumes in 2020 will increase about 80% when compared to 2019, as we begin delivery of 150,000 metric tons of solar salts in 2020 for a project requiring over 400,000 metric tons. In April 2020, we began the delivery of these solar salts.

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

5.F. Tabular Disclosure of Contractual Obligations

The following tables show our material expected obligations and commitments as of December 31, 2019 (in millions of US dollars):

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	years	5 years
Financial liabilities (1)	2,265	335	213	500	1,217
Operating leases	1,123	102	204	204	613
Lease obligations	43	9	15	16	2
Purchase commitments (2)	101	101	—	—	—
Staff severance indemnities	28	—	—	—	28
Total contractual obligations and commitments	3,560	547	432	721	1,860

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

Each of the eight members of the current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 25, 2019. Between January 1, 2019 and April 25, 2019, Mr. Arnfinn F. Prugger served as Board member and pursuant to the Company’s By-laws, there were two vacancies on the Board of Directors due to the resignations of Daryll Stann and Mark Fracchia as directors, until the entire Board of Directors was elected at the Annual General Shareholders’ Meeting on April 25, 2019 for a new three-year term.

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

April 2018
Patricio Contesse F.

Vice Chairman of the Board and Director. Mr. Contesse is a lawyer with a degree from Pontificia Universidad Católica de Chile. Previously, he was a Board member of SQM from 2013 until 2015. Since 2011, he has held senior executive positions in Pampa Group, where he is also Vice Chairman of the Boards of Directors of the Pampa Group entities. Additionally, he is currently member of the Board and Chairman of the Director’s Committee of Invercap S.A.

April 2018
Georges de Bourguignion A.

Director. Mr. de Bourguignon is an economist with a degree from the Pontificia Universidad Católica de Chile, where he was a professor, and holds an MBA from the Harvard Business School. He is co-founder and current Chairman of Asset Chile S.A. and of Asset General Fund Administrator S.A. In the last 10 years, he has been a Board member of several public and private Chilean companies with extensive international operations such as LATAM Airlines, and is currently a Board member of Embotelladora Andina. As Vice Chairman of La Polar, nominated by the Chilean pension funds in 2011, he headed the financial restructuring and renovation of the company. After leading the acquisition of Chilean producer Sal Lobos by the German Group K + S, he served as a member of its Board of Directors until 2018. Prior to co-founding Asset Chile, he was an executive at Citibank S.A. in Chile.

April 2019

Name	Position and relevant experience	Current position held since

Hernán Büchi B.

Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.

April 2017
Laurence Golborne R.

Director. Mr. Golborne earned a degree in Industrial Civil Engineering from the Universidad Católica de Chile. He is a member of the Board of Ripley Corp. S.A., Construmart S.A., and Aventura S.A. (Perú), Sociedad Inversiones Arrigoni S.A. and Metalúrgica Arrigoni S.A., and President of Tavamay S.A. (Paraguay). Previously, Mr. Golborne was Chilean Minister of the State during 2010-2012, CEO of Cencosud S.A., and Corporate Director of Finance at Gener S.A., among other roles in various companies.

April 2018
Gonzalo Guerrero Y. (1).

Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute Board member of Integramédica S.A. for more than seven years and was a Director of Inversiones Oro Blanco S.A., Asfaltos Chilenos S.A., VNT S.A. (Vantrust Capital Asset Management) and SMA Clinica Internacional S.A. (Perú), among others. Currently, he is an Executive Board member of Guerrero and Associates, and a Board member of Sanasalud S.A. and Club Deportivo Palestino SADP.

April 2017

Francisco Ugarte L.	Director. Mr. Ugarte is a lawyer with a degree from the Universidad Católica de Chile and LL.M. from the Faculty of Law of the University of Chicago. He is a partner at Carey y Cía Ltda, the largest law firm in Chile. Mr. Ugarte has vast experience working with international and Chilean financial companies and institutions in mergers and acquisitions, financing, capital and debt offerings and other corporate matters. Mr. Ugarte holds and has held management positions in several local companies, such as Bci Corredor de Bolsa, Votorantim Andina and Compañía Industrial El Volcán.	April 2019

Name	Position and relevant experience	Current position held since

Robert J. Zatta	Director. Mr. Zatta earned a degree in Business Administration from Merrimack College and received his MBA in Finance from Fairleigh Dickinson University. He has held executive positions at the former General Foods Corporation and at Campbell Soup Company. Mr. Zatta worked at Rockwood Holdings, Inc. since 2001, until its recent acquisition in February 2020, as Senior Vice President and Chief Financial Officer, and for a short period as acting Chief Executive Officer. Since January 2016, Mr. Zatta has been a member of the Board of Directors of Innophos Holdings, Inc. and since March 2017, until its recent acquisition, Mr. Zatta was a director of Nexeo Solutions, Inc. Between December 2015 and September 2017, Mr. Zatta was a Member of the Board of Trustees at Merrimack College and currently serves as Vice Chairman of the Board of Trustees of Fairleigh Dickinson University.	April 2019

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Ricardo Ramos R.

Chief Executive Officer. Mr. Ramos earned an industrial engineering degree from the Pontificia Universidad Católica de Chile. In 1989, he joined SQM as Finance Advisor and served as Chief Financial Officer and Vice President of Corporate Services from 1994 until 2018, before assuming his current role in January 2019.

January 2019
Gerardo Illanes G. (2)	Chief Financial Officer. Mr. Illanes earned an engineering degree from the Universidad Católica de Chile and a Master of Business Administration from Emory University’s Goizueta Business School. In 2006, he joined SQM and has served in several positions within the finance area at our headquarters in Santiago, Chile and in subsidiaries around the world. Mr. Illanes is also a member of the Board of Soquimich Comercial. In May 2016, he became Vice President of Finance, and assumed his current role in October 2018.	October 2018

Gonzalo Aguirre T.

General Counsel. Mr. Aguirre earned a degree in law from the Universidad Católica de Chile and a Master of Laws (LL.M) degree from Georgetown University Law Center. He joined SQM in April 2016 and has served as Legal Vice President since September 2016. Prior to joining SQM, he worked at SunEdison as Head of Legal for Latin America and at AES Gener, where he served as a counsel on corporate and project matters. Prior to his in-house experience, he worked for Carey y Cía Ltda, Paul Hastings LLP (as an international legal consultant) and Vial and Palma, where his practice focused on corporate and financial matters. He is admitted to practice in Chile and in Washington, D.C., as a special legal consultant.

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

October 2018
José Miguel Berguño C. (3)	Vice President of Operations, Nitrates and Iodine. Mr. Berguño earned an engineering degree and Master of Business Administration from the Universidad Católica de Chile. In 1998, he joined SQM as Planning Engineer. In 2001, he served as Supply Chain Manager, and in 2006 he was Human Resources Manager. From 2010 to 2011, he was the National Director of Science under the Minister of Labor. In 2012, he was Human Resources Manager for Vitamina Work Life. In 2013, he resumed his role as Supply Chain Manager at SQM, and in 2016 took on the position of Vice President of Human Resources and Performance. In 2019, he became Vice President of Operations of Nitrates and Iodine.	March 2019
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

October 2018
Carlos Díaz O.	Vice President of Operations, Potassium and Lithium. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division. He was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices. In 2006, he became our Logistics Manager, and in 2019 he became Vice President of Operations, Potassium and Lithium.	March 2019

Name	Position and relevant experience	Current position held since
María Ignacia Lopez B.

Public Affairs Manager. Ms. Lopez earned a journalism degree and Master of Strategic and Digital Media Communications from the University of Finis Terrae. She has over 15 years of experience working as an executive for various communications agencies. Ms. Lopez joined SQM in her current position in 2019.

October 2019

Natalia Pizarro G.	Vice President of People and Performance. Ms. Pizarro earned a civil engineering degree from the Universidad de Santiago. She joined SQM in 2007 as a Management Engineer, being promoted the following year to Leader of Management Control and, in 2010, she became Technical Director under the vice presidency of Nueva Victoria Operations, where she was responsible for the area of Investment, Planning Studies, and a research pilot plant. In 2013 she led the implementation of the Lean methodology with a pilot program in Coya Sur, subsequently continuing this work under the vice presidency of Potassium-Lithium Operations. In November of 2018, she became Senior Director of People, and in April 2019 she was named Vice President of People and Performance.	April 2019

Raul Puerto M.

Internal Audit Manager. Mr. Puerto earned a Master of Business Administration from the Universidad de Chile and Tulane University and an industrial engineering degree from the Pontificia Universidad Javeriana de Colombia. Mr. Puerto has over 20 years of experience in audit, risk management, internal control, and compliance, having worked in AngloAmerican, BHP, and Deloitte, leading Internal Audit, Risk Management and other Administrative areas in Chile and Latin America.

January 2016

Name	Position and relevant experience	Current position held since
Francisco Sanchez V.	Risk Management and Compliance Officer. Mr. Sanchez earned an engineering degree and a Master of Business Administration, both from the Pontificia Universidad Católica de Chile. He joined SQM in 2008 as a Management Control Engineer, then he worked in Finance in Soquimich Comercial S.A., and in 2012 he was promoted to Finance Director, first for SQM Mexico, and then for the Latin America region. In 2017, he assumed the position of Compliance Project Director.	April 2019

Rodirgo Vera D.	Vice President of Mining Operations, Mr. Vera earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1999, he joined SQM as Controlling Engineer for Nitrates and Iodine Operations. He was promoted to Head of Planning in 2002. In 2010, he assumed the position of Technical Manager. In 2016, he became Research and Environmental Manager for Nitrates and Iodine Operations, and in 2019 he became Senior Development Director for Potassium and Lithium Operations. In 2020, he assumed the position of Vice President of Mining Operations.	March 2020

(1)	As of December 31, 2019, Mr. Guerrero beneficially owned 1,353 of SQM´s shares.
(2)	As of December 31, 2019, Mr. Illanes beneficially owned 800 of SQM’s shares.
(3)	As of December 31, 2019, Mr. Berguño beneficially owned 380 of SQM’s shares.

6.B. Compensation

At the Ordinary Shareholders’ Meeting held on April 25, 2019, shareholders approved the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.

During 2019, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.12% of the total net profit that the Company obtained during the 2019 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2019 total net profit of the Company.

In addition, during 2019, members of the Directors’ Committee were paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained in 2019 fiscal year.

During 2019, the members of the Safety, Health and Environmental and the Corporate Governance Committees received UF 100 per month, regardless of the number of sessions held.

During 2019, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Corporate Governance Committee (Ch$)	Total (Ch$)
Alberto Salas Muñoz	567,034,567	113,958,219	0	0	680,992,786
Patricio Contesse Fica	540,544,870	0	26,489,699	19,594,856	586,629,425
Georges de Bourguignon Arndt	134,555,100	44,851,700	0	0	179,406,800
Hernán Büchi Buc	343,391,514	74,768,504	0	26,489,699	444,649,717
Mark Fracchia	102,559,817	0	0	1,378,290	103,938,107
Laurence Golborne Riveros	343,391,522	113,958,218	0	0	457,349,740
Gonzalo Guerrero Yamamoto	360,377,486	0	29,320,693	0	389,698,179
Arnfinn F. Prugger	225,822,378	0	6,894,843	0	232,717,221
Darryl Stann	102,559,817	0	0	1,378,290	103,938,107
Francisco Ugarte Larrain	134,555,100	0	0	22,425,850	156,980,950
Robert J. Zatta	117,569,136	0	19,594,856	0	137,163,992
Total	2,972,361,307	347,536,641	82,300,091	71,266,985	3,473,465,024

For the year ended December 31, 2019, the aggregate compensation paid to our 124 principal executives based in Chile was US$22.6 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

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

As of December 31, 2019, we had a provision related to all of the incentive programs in the aggregate of US$35.8 million.

We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2022. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the previous Annual Ordinary Shareholders’ Meeting held on April 25, 2019 for three year terms expiring in April 2022.

The members of the Board of Directors are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2019, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.

Between January 1, 2019 and April 24, 2019, our Directors’ Committee was comprised of three Directors: Messrs. Hernán Büchi Buc, Laurence Golborne Riveros and Alberto Salas Muñoz. Each of the three members met the NYSE independence and Chilean independence requirements for audit committee members.

Since April 25, 2019, our Directors’ Committee has been comprised of three Directors: Messrs. Georges de Bourguignon Arndt, Laurence Golborne Riveros and Alberto Salas Muñoz. Each of the three members meets the NYSE independence and Chilean independence requirements for audit committee members. Mr. Salas holds the position of Chairman of the Directors’ Committee.

During 2019, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the Company’s risk matrix; (viii) the activity related to the Company's compliance program; (ix) the report on internal control of the Company and (x) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2019.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2019 fiscal year and the Report issued thereon by the External Auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2019 fiscal year.
(b)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Credit Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.
(c)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No, 18,046.

During 2019, the Company did not enter into related party transactions which require to follow the requirements and procedures established in title XVI of the Corporations Law, therefore the Committee was not required to examine information regarding related party transactions.

On April 25, 2019, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the sum of the annual remunerations of the members of the Committee and US$825,000. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting.

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

6.D. Employees

As of December 31, 2019, we had 5,741 permanent employees, 467 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.4 years.

		As of December 31,
	2019	2018	2017
Employees in Chile	5,274	4,937	4,630
Employees outside of Chile	467	353	291
Total employees	5,741	5,290	4,921

As of December 31, 2019, 66% of our permanent employees in Chile were represented by 21 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health death and disability benefits, among others.

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

Over 91% of our employees are employed in Chile, of which approximately 66% were represented by 21 labor unions as of December 31, 2019. As in past years, we renegotiated four collective bargaining agreements with four unions by December 31, 2019, one year before the expiration of the agreements other than the collective bargaining agreement with Soquimich Comercial S.A., which was completed one month before its expiration date. The new collective bargaining agreements were renegotiated for a three- year period from the date they were signed. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E. Share Ownership

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the shareholdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 16, 2020 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
Inversiones TLC Spa(1)	62,556,568	43.80%	5,516,772	4.58%	25.86%
Sociedad de Inversiones Pampa Calichera S.A. (2) (3)	44,894,152	31.43%	1,793,154	1.49%	17.74%
The Bank of New York	—	—	41,588,210	34.55%	15.80%
Potasios de Chile S.A. (3)	18,179,147	12.73%	—	—	6.91%
Inversiones Global Mining Chile Ltda. (3)	8,798,539	6.16%	—	—	3.34%
Banco Itau Corbanca por Cuenta de Inversionistas Extranjeros	—	—	7,542,122	6.27%	2.87%
Banco Santander por cuenta de Inversionistas por extranjeros	—	—	6,572,819	5.46%	2.50%
Banco de Chile por cuenta de terceros no residentes	—	—	6,472,681	5.38%	2.46%
Euroamerica C de B S.A.	2,510	0.00%	5,474,780	4.55%	2.08%

(1)	SQM has been informed that Tianqi Lithium Corporation (“Tianqi”) (i) owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A shares held by Inversiones TLC SpA registered in the shareholder registry of the Depósito Central de Valores S.A. (“DCV”) as of March 16, 2020 and (ii) owns directly 5,516,772 Series B shares in the form of ADSs. Therefore, Tianqi beneficially owns 25.86%, of SQM’s total shares.
(2)	Sociedad de Inversiones Pampa Calichera S.A (“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.
(3)	SQM has been informed that, as of March 16, 2020, Mr. Julio Ponce Lerou, and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 32.00% of all shares of SQM (consisting of 71,871,838 Series A shares, 12,341,049 Series B shares of which 2,747,895 owned through various brokers), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Pampa Calichera, which controls 21.75% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Therefore, Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), beneficially own 32.00% of SQM’s total shares.

As of March 16, 2020, SQM did not have a Controller Group.

Pampa Group Agreement

On December 18, 2017, in connection with the Corfo Arbitration Agreement, the companies that are part of the Pampa Group entered into an agreement for the benefit of Corfo (the “Pampa Group Agreement”), which, among other things, provided for: (i) the termination of the Joint Operation Agreement with Kowa Holdings America Inc., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and Kowa Company Ltd. (together, the “Kowa Group”), as owners of 2.11% of SQM’s total shares, that allowed the Pampa Group with the Kowa Group to have the status of a controller group of SQM, and (ii) an agreement to not enter into any joint action with third parties that allows Pampa Group to acquire the status of sole controller or joint controller, as defined by article 97 of the Chilean Securities Market Law. The obligations set forth in clause (ii) expire on December 31, 2030. In addition, the Pampa Group Agreement also includes numerous provisions relating to corporate governance and control. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.” Neither SQM nor any of its subsidiaries, including SQM Potasio S.A. and SQM Salar, is a party to the Pampa Group Agreement. Upon termination of the Joint Operation Agreement pursuant to the Pampa Group Agreement, the Pampa Group and the Kowa Group would cease to be a controller group.

On November 30, 2018, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

Tianqi Extrajudicial Agreement with the FNE

In August 2018, after an investigation by the FNE in connection with the proposed acquisition by Tianqi of 23.77% of the Company’s Series A shares, Tianqi and the FNE entered into an extrajudicial agreement (the “Extrajudicial Agreement”) which implemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Extrajudicial Agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as sensitive under the Extrajudicial Agreement (“Sensitive Information”) (collectively, the “Purpose”). Pursuant to the Extrajudicial Agreement, Tianqi agreed that, among other things:

•	Tianqi will not nominate any of its directors, executives or employees to the SQM Board of Directors;
•	Tianqi and the directors nominated by it will not influence or intervene for the benefit of Tianqi and prejudice the interests of SQM;
•	The directors nominated by Tianqi will not participate nor will they be part of any committees, the management or other decision-making bodies related to lithium of SQM or of any companies controlled by SQM, unless nominated by independent directors;
•	Tianqi will inform the FNE of any agreement in the lithium market, with Albemarle and/or SQM, prior to its execution;
•	Tianqi will notify the FNE of any event from which it acquires control or decisive influence in SQM;
•	Tianqi will disassociate any director, executive or employee appointed by third parties, who assumes a position described above in SQM;
•	Tianqi will not request access to Sensitive Information from SQM;
•	The directors nominated by Tianqi will not disclose Sensitive Information of SQM;

•	The directors nominated by Tianqi will personally bind themselves to the obligations assumed by Tianqi with the FNE; and
•	Tianqi will report to the FNE the appointments and periodic compliance with its obligations.

The restrictions will remain in place for a period of six years.

During the approval process for the Extrajudicial Agreement before the FNE, the Company expressed its concerns to the Chilean Antitrust Court regarding the measures contained in the Extrajudicial Agreement, including that (i) it could not effectively resolve the risks that Tianqi and the FNE sought to mitigate, (ii) the restrictions are not correctly oriented to avoid the access to Sensitive Information that, in the possession of a competitor, could damage the Company and the proper functioning of the market and (iii) it could contradict the Chilean Corporations Act (Law No. 18,046 on Corporations). The Extrajudicial Agreement was approved in October 2018 by the Chilean Antitrust Court. A copy of the Extrajudicial Agreement, in Spanish, has been made publicly available on the Company’s website at www.sqm.com and is also available on the FNE’s website at http://www.fne.gob.cl

The Company believes that approximately 72.03% of its Series A shares and 48.35% of its Series B shares were beneficially held in Chile as of March 16, 2020. Approximately 1,381 record holders were in Chile as of March 16, 2020.

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

Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of April 1, 2020, there were 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

Pampa Group and Tianqi Shareholders’ Agreement

On April 10, 2019, the Pampa Group and Inversiones TLC SpA, a subsidiary of Tianqi, entered into a shareholders’ agreement, with respect to certain corporate governance matters. The matters addressed by the shareholders’ agreement include: (i) the management of the business and affairs of the Company by the Board of Directors, (ii) the election of replacement directors in the event of resignation of any of the directors elected by each party to the Board of Directors as director elected by Series A, (iii) election of certain directors elected by Tianqi to the Company’s Directors’ Committee, Corporate Governance Committee and Safety, Health and Environmental Committee, (iv) access for Tianqi’s internal or external auditors to SQM’s management and internal and external auditors for purposes of fulfilling Tianqi’s accounting and disclosure obligations with respect to its investment in SQM, (v) support for having a bilingual (Spanish/English) translator attend all SQM Board and Committee meetings to assist directors who are not bilingual and (vi) support of the Company’s dividend policy for 2019, as proposed by the Board of Directors in March 2019 for approval at the 2019 annual ordinary shareholders’ meeting. The agreement has a term of one year. An English language copy of the agreement is included in an essential fact (hecho esencial) filing made by Sociedad de Inversiones Pampa Calichera S.A. with the CMF on April 11, 2019 and is available on the CMF’s website at www.cmfchile.cl.

On March 26, 2020, the Pampa Group and Inversiones TLC SpA amended the shareholders’ agreement entered into on April 10, 2019 to (i) extend the term to the earliest of (A) our 2021 annual ordinary shareholders’ meeting or (B) written notice of termination given by the Pampa Group or Tianqi in the event that a director nominated by the non-notifying party ceases to serve as a director for any reason and (ii) to agree to support the Company’s 2020 dividend policy, as proposed by the Board of Directors for approval at the 2020 annual ordinary shareholders’ meeting. An English language copy of the amendment is included in an essential fact (hecho esencial) filing made by Sociedad de Inversiones Pampa Calichera S.A. with the CMF on March 26, 2020 and is available on the CMF’s website at www.cmfchile.cl.

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

With respect to SQM, transactions with related parties include negotiations, proceedings, contracts or transactions involving SQM and its directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the By-laws or by the Directors’ Committee. Such transactions may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

•	that the transaction be informed to the Directors’ Committee and to the Board of Directors prior to its execution;
•	that the Board of Directors, excluding any Directors involved in the transaction, approves the transaction with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the transaction. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such transaction is in SQM’s interest;
•	that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting; and
•	that the agreement and the names of the directors who approved the same be reported at the next shareholders’ meeting. Infractions will not affect the validity of the transaction but they will grant SQM or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the transaction to SQM, and that such party indemnify for any corresponding damages.

However, the Board of Directors has authorized the following transactions with related parties to be carried out without following such requirements and procedures, as long as such authorization is obtained in advance: (a) transactions wherein the amount of the transaction is not significant or (b) transactions that, according to the policy on customary transactions with related parties, are considered normal based on SQM’s business activities or (c) transactions carried out between legal entities wherein SQM holds at least a 95% ownership interest in the counterpart.

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2019, 2018 and 2017:

Th. US$	2019	2018	2017
Foreign sales	1,731,798	2,076,454	2,013,111
Total sales	1,943,655	2,265,803	2,157,323
Foreign sales %	89.1%	91.6%	93.3%

8.A.7 Legal Proceedings

Deferred Prosecution Agreement

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a DPA that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act in connection with certain payments made by SQM between the tax years 2009 to 2015 for services that may not have been properly supported or that may not have been necessarily to generate corporate income. Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500 and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company were dismissed. Also, on January 13, 2017, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the Company’s 2016 consolidated financial statements. In the 2016 consolidated statement of cash flows, a payment of US$30 million made to the DOJ and SEC was presented in the line item Other payments related to operating activities.

Class Actions

Since October 2015, a consolidated class action lawsuit has been pending against the Company in the United States District Court for the Southern District of New York, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations of the payments described above.  The complaint alleges that certain statements made by the Company, principally in the Company’s SEC filings and press releases, were materially false and/or misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder.  Specifically, the complaint challenges certain of the Company’s statements concerning its compliance with applicable laws and regulations; the effectiveness of its internal controls; its adoption of a code of ethics consistent with SEC requirements; its revenues and taxes owed; and its compliance with applicable accounting standards.  The complaint also alleges that the Company made inadequate disclosures concerning the status of the Corfo litigation described below.  The lead plaintiff seeks damages of an undetermined amount to recover the economic losses allegedly suffered by the class as a result of the challenged statements.

On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM ADSs between June 30, 2010 and March 18, 2015, and such motion remains pending before the court.

SQMNA Litigation

In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter has been remanded to the District Court for a complete re-trial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 14, 2018, the plaintiff filed an appeal, which is pending resolution before the Ninth Circuit Court of Appeals. On February 6, 2020, the court of appeals of the 9th circuit of United States ordered a retrial before the District Court.

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

On March 27, 2019, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2018 net income. The dividend payment was presented for consideration at the Annual General Shareholders’ Meeting held on April 25, 2019. The amount of the definitive dividend approved by shareholders at the Annual General Shareholders’ Meeting held on April 25, 2019 was US$1.67111 per share; the amount of US$1.25837 per share had to be deducted from the definitive dividend as it had been already paid in a form of interim dividends during 2018. The balance, in the amount of US$0.41274 per share, was paid and distributed to Company’s shareholders on May 9, 2019.

Our 2019 dividend policy, as disclosed at our 2019 Annual General Shareholders’ Meeting held on April 25, 2019, was to pay a percentage of our net income that is determined as per following financial parameters:

(i)       100% of the 2019 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.8 times

(ii)       80% of the 2019 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.9 times.

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

On May 22, 2019, the Board of Directors agreed to pay and distribute on June 12, 2019 an interim dividend of US$81 million, equivalent to US$0.30598 per share, to be charged against the 2019 net income.

On August 21, 2019, the Board of Directors agreed to pay and distribute on September 12, 2019 an interim dividend of US$70 million, equivalent to US$0.26669 per share, to be charged against the 2019 net income.

On November 20, 2019, the Board of Directors agreed to pay and distribute on December 12, 2019 an interim dividend of US$61 million, equivalent to US$0.22987 per share, to be charged against the 2019 net income.

On March 25, 2020, the Board of Directors agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2019 net income. The payment of these dividends will be presented for consideration at the Annual General Shareholders’ Meeting to be held on April 23, 2020. Therefore, and subject to the approval at the shareholders’ meeting, the Company shall pay a final dividend of US$1.05668 per share to be charged against the 2019 net income. The amount of US$0.80254 per share must be deducted from the final dividend, as it was already paid in the form of interim dividends. The balance, in the amount of US$0.25414 per share shall be paid and distributed to Company´s shareholders, pending shareholders’ approval.

On March 25, 2020, the Board of Directors agreed to recommend to the shareholders the 2020 dividend policy. If approved, the Company will pay and distribute a percentage of the net income per the following financial parameters:

(i)	100% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.8 times.

(ii)	80% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.9 times.

(iii)	60% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2020 net income. The Company will distribute and pay if possible and during 2020, three interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend. These interim dividends will likely be paid during the month following the approval of the March, June, and September 2020 interim financial statements, respectively.

The dividend policy proposal for 2020 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 23, 2020.

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

Dividends		Per Share	Per ADS
Declared for the fiscal year	Paid in	Ch$	US$

2015 (interim)	2015	224.51	0.31915
2015	2016	57.35	0.08581
n/a (eventual)	2016	380.91	0.56992
2016 (interim)	2016	555.15	0.85487
2016	2017	134.5	0.20248
2017 (interim)	2017	264.87	0.39222
2017 (interim)	2017	241.49	0.38432
2017 (interim)	2017	275.46	0.42879
2017	2018	253.19	0.41968
n/a (eventual)	2018	229.22	0.37994
2018 (interim)	2018	271.73	0.43247
2018 (interim)	2018	343.53	0.50864
2018 (interim)	2018	212.38	0.31726
2018	2019	277.7	0.41274
2019 (interim)	2019	215.25	0.30598
2019 (interim)	2019	192.19	0.26669
2019 (interim)	2019	190.39	0.22987

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

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses, but Chilean regulations establish that after five years, unclaimed dividends are to be donated to the fire department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed 50% of SQM’s issued, outstanding and paid stock. SQM Series B shares have a restricted right to vote as they can only elect one director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, subject to the second transitory article of the Company’s By-Laws, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote, with any excess being deducted from the number of shares such shareholder may vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

The second transitory article provides as follows:

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

Shareholders Restrictions

There are no restrictions on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under “—Shares”

Change in Control

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

Board Protocol for Presentation and Use of Sensitive Information

On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by SQM. In connection with the acquisition, Tianqi entered into and Extrajudicial Agreement with the FNE with respect to the implementation of certain measures to maintain competitive market conditions and mitigate any risks identified in the transaction, having as a fundamental principle the limitation of access to commercially sensitive information of SQM by Tianqi. For a description of the Extrajudicial Agreement, see “Item 7.A. Major Shareholders — Tianqi Extrajudicial Agreement with the FNE.” Before this acquisition, and after the approval of this transaction by the Chilean Antitrust Court, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Extrajudicial Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Extrajudicial Agreement. On January 23, 2019, the Board of Directors approved a protocol for the presentation and use of Sensitive Information (as defined in the Extrajudicial Agreement), which was amended on April 15, 2019 in response to comments received from the CMF. The amendment was subsequently approved by the Board on September 30, 2019.

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

As of December 31, 2019, we had bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$250 million, US$300 million and US$450 million.

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

Cash Dividends and Other Distributions

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. On February 24, 2020, Law No. 21,210 to modernize the tax legislation was published. As a result of these reforms, open stock corporations like SQM are subject to the shareholder tax regime. The corporate tax rate applicable to us increased to a rate of 27% in 2018.

Under the shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings. Foreign shareholders resident in a jurisdiction with a tax treaty in force with Chile will be credited with 100% of the Chilean corporate tax paid by us against the final taxes at the shareholder level.

Foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate on dividends because only a portion of the Chilean corporate tax paid by us will be credited against the final taxes at the shareholder level. There is a temporary rule in effect since January 1, 2017 which has been extended to December 31, 2026 that provides that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2020, even if such treaties are not in force. This is currently the status of the treaty signed between the United States and Chile.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2019 earnings of the Company and distributed during the same period was 21.58037%.

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADSs generally will be treated as qualified dividends if (i) our ADSs are readily tradable on an established securities market in the U.S. (ii) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.

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

As discussed elsewhere in this Annual Report, we transact our businesses in approximately 110 countries, thereby rendering our market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

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

Interest Rate Risk. As of December 31, 2019, approximately 4% of our financial debt was effectively priced at LIBOR. Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results should we have such debts.

As of December 31, 2019, our total financial debt is primarily long-term, with 20% of maturities less than 12 months, which we believe decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2019, 2018 and 2017. Figures do not include our financial hedging positions for year-end:

	2019	2018	2017
	Th US$	Th US$	Th US$
Chilean pesos	(57,724)	(267,032)	(173,907)
Brazilian real	19	(756)	(708)
Euro	(6,770)	14,568	31,291
Japanese yen	67,836	77,975	42,789
Mexican pesos	7,781	5,471	(1,650)
South African rand	20,817	5,283	28,454
Dirhams	10,116	46,864	35,960
Other currencies	43,980	69,968	38,853
Total, net	86,055	(47,659)	1,084

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US289 million (Ch$216,708 million).

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

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Shares (“ADS”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl. W., New York, NY 10286), as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of ADSs and the surrender of ADRs	Up to US$0.05 per share

Depositary Payments Fiscal Year 2019

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2019, the Depositary reimbursed expenses related to investor relations for a total amount of US$162,606.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES
(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2019.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2019, the Company’s internal control over financial reporting was effective.

(c)  Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated April 22, 2020, on the effectiveness of our internal control over financial reporting as of December 31, 2019, see page F-2 of our Audited Consolidated Financial Statements.

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

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2019 and 2018 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2019	2018
Audit fees	1,339	1,408
Tax fees	354	289
All other fees	17	17
Total fees	1,710	1,715

Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2019 and 2018 in connection with the audits of our annual consolidated financial statements

All other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2019 and 2018 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16E.	ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

(b) Exhibits

Exhibit No.	Exhibit

1.1	By-laws (Estatutos) of the Company, as amended effective as of June 5, 2018.

2.1	Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended.

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

23.1	Consent of Sergio Alarcón

23.2	Consent of Marco Lema

23.3	Consent of Orlando Rojas

23.4	Consent of Andrés Fock

99.1	Certificate of qualified competency issued by Chilean Mining Commission

99.2	Certificate of qualified competency issued by Chilean Mining Commission

99.3	Certificate of qualified competency issued by Chilean Mining Commission

99.4	Certificate of qualified competency issued by Chilean Mining Commission

99.5	Corporate Governance Agreement, filed as Exhibit 99.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, is incorporated herein by reference.

99.6	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.

99.7	SQM Board Protocol for the Prosecution and use of Sensitive Information, filed with the Company’s Report on Form 6-K on April 16, 2019, is incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Gerardo Illanes

Gerardo Illanes G.

Chief Financial Officer

Date: April 22, 2020

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 4.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Sociedad Química y Minera de Chile S.A.

2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Bulk Inventories Volume

As described in Notes 3.13, 3.33 and 11 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances at December 31, 2019 amounted to US$458 million and US$492 million, respectively, which included bulk inventories amounting to US$104 million and US$205 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.

The principal considerations for our determination that performing procedures relating to the bulk inventories volume is a critical matter are that there was significant judgment by management in determining the products in progress and finished products bulk inventories volume, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing our audit procedures and in evaluating audit evidence related to estimates made by management. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of inventories volumes, including controls over management’s physical inventory process and the determination of the product density. These procedures also included, among others, observing management’s physical inventory and assessing rollforward activity between the time of the inventory and year-end. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s topography measures, assess the reasonableness of management’s determination of the product density and observe management’s annual physical inventory.

Litigation - Environmental, Tax and Class Action Contingencies

As described in Note 3.26, 3.33, 21.3, 21.4 and 21.6 to the consolidated financial statements, provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation amount can be made. The Company also discloses the contingencies in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the environmental, tax and class action contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the environmental, tax and class action contingencies, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as consolidated financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and evaluating the sufficiency of the Company’s litigation contingency disclosures.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago – Chile

April 22, 2020

We have served as the Company’s auditor since 2011.

Consolidated Statements of Financial Position

Assets	Note N	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Currents assets
Cash and cash equivalents	10.1	588,530	556,066
Other current financial assets	13.1	505,490	312,721
Other current non-financial assets	16	50,552	47,972
Trade and other receivables, current	13.2	399,142	466,619
Trade receivables due from related parties, current	12.5	61,227	42,790
Current inventories	11	983,338	913,674
Current tax assets	29.1	91,433	57,110
Total current assets other than those classified as held for sale or disposal		2,679,712	2,396,952
Non-current assets or groups of assets classified as held for sale	30	2,454	1,430
Total non-current assets held for sale		2,454	1,430
Total current assets		2,682,166	2,398,382

Non-current assets
Other non-current financial assets	13.1	8,778	17,131
Other non-current non-financial assets	16	19,729	27,539
Trade receivables, non-current	13.2	1,710	2,275
Investments classified using the equity method of accounting	8.1-9.3	109,435	111,549
Intangible assets other than goodwill	14.1	188,358	189,350
Goodwill	14.1	34,726	34,866
Property, plant and equipment	15.1	1,607,070	1,454,823
Tax assets, non-current	29.1	32,179	32,179
Total non-current assets		2,001,985	1,869,712
Total assets		4,684,151	4,268,094

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

Liabilities and Equity	Note N	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	298,822	23,585
Trade and other payables, current	13.5	205,790	163,751
Trade payables due to related parties, current	12.6	475	9
Other current provisions	18.1	110,565	106,197
Current tax liabilities	29.2	17,874	47,412
Provisions for employee benefits, current	17.1	16,387	20,085
Other current non-financial liabilities	18.3	126,899	194,624
Total current liabilities		776,812	555,663
Non-current liabilities
Other non-current financial liabilities	13.4	1,518,926	1,330,382
Other non-current provisions	18.1	34,690	31,822
Deferred tax liabilities	29.3	183,411	175,361
Provisions for employee benefits, non-current	17.1	35,840	37,064
Total non-current liabilities		1,772,867	1,574,629
Total Liabilities		2,549,679	2,130,292

Equity
Equity attributable to owners of the Parent	19
Share capital	19.2	477,386	477,386
Retained earnings		1,623,104	1,623,104
Other reserves	19.3	(14,223)	(14,999)
Equity attributable to owners of the Parent		2,086,267	2,085,491
Non-controlling interests	19.7	48,205	52,311
Total equity		2,134,472	2,137,802
Total liabilities and equity		4,684,151	4,268,094

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note N	2019	2018	2017
		ThUS$	ThUS$	ThUS$
Revenue	24.1	1,943,655	2,265,803	2,157,323
Cost of sales	24.2	(1,383,603)	(1,485,631)	(1,394,822)
Gross profit		560,052	780,172	762,501
Other income	24.3	18,218	32,048	17,827
Administrative expenses	24.4	(117,180)	(118,126)	(101,171)
Other expenses by function	24.5	(25,995)	(36,907)	(53,600)
Net impairment (losses) gains on reversal of financial assets	24.7	(1,057)	2,967	(8,038)
Other gains (losses)	24.6	(383)	6,404	543
Profit from operating activities		433,655	666,558	618,062
Finance income		26,289	22,533	13,499
Finance costs	24.9	(76,939)	(57,807)	(50,124)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	9,786	6,351	14,452
Foreign currency translation differences	28	(2,169)	(16,597)	(1,299)
Profit before taxes		390,622	621,038	594,590
Income tax expense	29.3	(110,019)	(178,975)	(166,173)
Net profit		280,603	442,063	428,417

Net profit attributable to:		280,603	442,063	428,417
Profit (loss) attributable to Owners of the Parent		278,115	439,830	427,697
Profit (loss) attributable to Non-controlling interests		2,488	2,233	720
		280,603	442,063	428,417

		For the period from January to December of the year
Earnings per share	Note N	2019	2018	2017
		ThUS$	ThUS$	ThUS$

Basic earnings per share (US$ per share)	20	1.0567	1.6711	1.6250

Diluted earnings per share (US$ per share)	20	1.0567	1.6711	1.6250

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Net profit	280,603	442,063	428,417
Other comprehensive income (loss)
Items of other comprehensive income (loss) that will not be reclassified to profit for the year, before taxes
Losses from measurements of defined benefit plans	(3,310)	(1,337)	(1,392)
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	1,152	(5,546)	—
Total other comprehensive income (loss) that will not be reclassified to profit for the year, before taxes	(2,158)	(6,883)	(1,392)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains (losses)	788	(1,220)	(5,446)
Loss from financial assets measured at fair value through other comprehensive income	—	—	(26)
Gains from cash flow hedges	1,907	5,723	2,184
Total other comprehensive income (loss) that will be reclassified to profit for the year	2,695	4,503	(3,288)
Other items of other comprehensive income (loss) before taxes	537	(2,380)	(4,680)
Income tax related to items of other comprehensive income (loss) that will not be reclassified to profit for the year
Income tax (benefit) expense related to financial assets measured irrevocably at fair value through other comprehensive income	(311)	1,498	—
Income tax expense related to measurements of defined benefit plans	702	396	282
Total income tax related to items of other comprehensive income (loss) that will not be reclassified to profit for the year	391	1,894	282
Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit for the year
Income tax benefit related to cash flow hedges	(2,683)	—	—
Income tax benefit related to financial assets measured at fair value through other comprehensive income	—	—	(550)
Total income tax benefit relating to components of other comprehensive income (loss) that will be reclassified to profit (loss) for the year	(2,683)	—	(550)

Total other comprehensive loss	(1,755)	(486)	(4,948)
Total comprehensive income	278,848	441,577	423,469
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	276,137	439,180	422,736
Comprehensive income attributable to non-controlling interest	2,711	2,397	733
	278,848	441,577	423,469

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the period from January to December of the year
Consolidated Statements of Cash Flows	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Classes of revenue from operating activities
Cash receipts from sales of goods and rendering of services	2,044,746	2,284,514	2,082,366
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	2,925	2,140	2,967
Proceeds from leases	361	—	—
Classes of Payments
Cash payments to suppliers for the provision of goods and services	(1,284,204)	(1,226,091)	(842,079)
Cash payments to and on behalf of employees	(195,782)	(205,590)	(227,103)
Payments relating to variable leases	(1,037)	—	—
Other payments related to operating activities	(25,218)	(21,240)	(65,444)
Net cash generated from operating activities	541,791	833,733	950,707
Dividends received	14,449	8,815	2,091
Interest paid	(70,963)	(59,565)	(51,335)
Interest paid on leases liabilities	(1,537)	—	—
Interest received	25,809	22,533	13,499
Income taxes paid	(173,319)	(240,115)	(148,568)
Other income (outflows) of cash (1)	90,741	(40,562)	(8,122)
Net cash generated from operating activities	426,971	524,839	758,272

Cash flows generated from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	994	68,988	—
Payments made to acquire interest in joint ventures	(2,600)	(19,989)	(38,088)
Proceeds from the sale of property, plant and equipment	487	61	229
Acquisition of property, plant and equipment	(321,324)	(244,693)	(142,144)
Proceeds from sales of intangible assets	28,126	14,056	8,640
Proceeds (payments) related to futures, forward options and swap contracts	1,403	(204)	78
Purchases of intangible assets	(2,492)	(74,374)	—
Other (outflows) income of cash (2)	(190,065)	69,151	(76,782)
Net cash generated from (used in) investing activities	(485,471)	(187,004)	(248,067)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of value added tax. Banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N	2019	2018	2017
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(7,221)	—	—
Proceeds from long-term borrowings		450,000	256,039	—
Proceeds from short-term borrowings		—	120,000	143,000
Repayment of borrowings		(7,096)	(213,000)	(180,987)
Dividends paid		(329,787)	(550,352)	(373,933)
Net cash generated from (used in) financing activities		105,896	(387,313)	(411,920)

Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes		47,396	(49,478)	98,285
Effects of exchange rate changes on cash and cash equivalents		(14,932)	(24,894)	17,484
Net increase (decrease) in cash and cash equivalents		32,464	(74,372)	115,769
Cash and cash equivalents at beginning of year		556,066	630,438	514,669
Cash and cash equivalents at end of year	11	588,530	556,066	630,438

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Cash flow hedge reserves	Reserve for (losses) gains from financial assets measured at fair value through other comprehensive income	Actuarial losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2019	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Net profit	—	—	—	—	—	—	—	278,115	278,115	2,488	280,603
Other comprehensive income	—	562	(775)	841	(2,606)	—	(1,978)	—	(1,978)	223	(1,755)
Comprehensive income	—	562	(775)	841	(2,606)	—	(1,978)	278,115	276,137	2,711	278,848
Dividends (1)	—	—	—	—	—	—	—	(278,115)	(278,115)	(6,817)	(284,932)
Increase due to transfers and other changes	—	—	—	—	—	2,754	2,754	—	2,754	—	2,754
Increase (decrease) in equity	—	562	(775)	841	(2,606)	2,754	776	—	776	(4,106)	(3,330)
Equity as of December 31, 2019	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2018	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Decrease due to changes in accounting policies	—	—	—	—	—	—	—	(1,680)	(1,680)	—	(1,680)
Restated initial equity	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,723,104	2,186,141	59,647	2,245,788
Net profit	—	—	—	—	—	—	—	439,830	439,830	2,233	442,063
Other comprehensive income	—	(1,394)	5,723	(4,048)	(931)	—	(650)	—	(650)	164	(486)
Comprehensive income	—	(1,394)	5,723	(4,048)	(931)	—	(650)	439,830	439,180	2,397	441,577
Dividends (1)	—	—	—	—	—	—	—	(539,830)	(539,830)	(9,733)	(549,563)
Increase (decrease) in equity	—	(1,394)	5,723	(4,048)	(931)	—	(650)	(100,000)	(100,650)	(7,336)	(107,986)
Equity as of December 31, 2018	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802

(1)	See Note 19.6

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Net profit	—	—	—	—	—	—	—	427,697	427,697	720	428,417
Other comprehensive income	—	(5,450)	2,184	(576)	(1,119)	—	(4,961)	—	(4,961)	13	(4,948)
Comprehensive income	—	(5,450)	2,184	(576)	(1,119)	—	(4,961)	427,697	422,736	733	423,469
Dividends	—	—	—	—	—	—	—	(480,989)	(480,989)	(2,284)	(483,273)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	3,500	3,500	(3,500)	—	—	—
Increase (decrease) in equity	—	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)
Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

(1)	See Note 19.6

The accompanying notes form an integral part of these consolidated financial statements

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee” The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee” The Company’s Health, Safety and Environment Committee;

“Lease Agreement” the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“CORFO” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ’’ United States Department of Justice;

“Dollar’’ “USD’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FCPA’’ Foreign Corrupt Practices Act of the USA;

“Management’’ the Company’s management;

“SQM Group” The corporate group composed of the Company and its subsidiaries

“Pampa Group” Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law” Ley 18,046 on corporations;

“ThUS$” thousands of Dollars;

“MUS$” millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“Pesos’’ “Ch$” o “CLP” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendant's Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial’’ SQM Industrial S.A.;

“SQM NA’’ SQM North America Corporation;

“SQM Nitratos’’ SQM Nitratos S.A.;

“SQM Potasio’’ SQM Potasio S.A.;

“SQM Salar’’ SQM Salar S.A.;

“Tianqi’’ Tianqi Lithium Corporation; and

“UF’’ Unidad de Fomento (a Chilean Peso based inflation indexed currency unit).

Note 1    Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992, SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

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

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.
(b)	Iodine: The Company produce iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.
(c)	Lithium: The Company produces of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives, We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

(d)	Industrial chemicals: The Company produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.
(e)	Potassium: The Company produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.
(f)	Other products and services: The Company also sell other fertilizers and blends, some of which we do not produce. Mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor umeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. Regarding lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.80%
$4,000 - $5,000	8.00%
$5,000 - $6,000	10.00%
$6,000 - $7,000	17.00%
$7,000 - $10,000	25.00%
> $10,000	40.00%

See Note 24.2 for the disclosure of lease payments made to CORFO for all periods presented.

Regarding potassium chloride, the former rate of 1.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

SQM Salar commits to contribute between US$ 10.8 million and US$ 18.9 million per year to research and development efforts, between US$ 10 to US$ 15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

1.5	Other background
(a)	Staff

As of December 31, 2019, and December 31, 2018, the workforce was as follows:

	As of December 31, 2019			As of December 31, 2018
Employees	S.Q.M S.A.	Other subsidiaries	Total	S.Q.M S.A.	Other subsidiaries	Total
Executives	30	91	121	33	89	122
Professionals	110	1,170	1,280	115	1,078	1,193
Technicians and operators	282	3,481	3,763	260	3,287	3,547
Foreign employees	17	560	577	11	417	428
Overall total	439	5,302	5,741	419	4,871	5,290

(b)	Main shareholders

As of December 2019, there were 1,413shareholders.

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2019 and December 31, 2018, in line with information provided by the DCV. The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of December 31, 2019 and December 31, 2018, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchanges. whose main shareholders are the following:

Shareholders as of December 31, 2019	No. of Series A	% of Serie A shares	No. of Series B	% of Serie B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	—	—	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	3,793,154	3.15%	18.50%
The Bank of New York Mellon, ADRs	—	—	38,311,788	31.83%	14.56%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	—	—	3.34%
Banco Itau via foreign investor accounts	—	—	7,373,216	6.13%	2.80%
Banco de Chile non-resident third party accounts	109	—	6,842,746	5.68%	2.60%
Banco Santander via foreign investor accounts	—	—	6,618,416	5.50%	2.51%
Euroamerica C de B S.A.	3,056	—	4,863,467	4.04%	1.85%
Banchile C de B S.A.	491,729	0.34%	4,285,696	3.56%	1.82%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Santiago stock exchanges	30,590	0.02%	3,077,930	2.56%	1.18%

(1) As reported by DCV, which records the Company's shareholders' register as of December 31, 2019 and December 31, 2018, Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation ("Tianqi"), is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares'' According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares

Shareholders as of December 31, 2018	No. of Series A	% of Serie A shares	No. of Series B	% of Serie B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	—	—	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	—	—	35,254,267	29.29%	13.39%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	—	—	3.34%
Banco Itau via foreign investor accounts	—	—	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	—	—	7,138,685	5.93%	2.71%
Banchile C de B S. A.	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

Note 2    Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2019 and 2018.
(b)	Consolidated Statements of Income for the years ended December 31, 2019, 2018 and 2017.
(c)	Consolidated Statements of Comprehensive Income for years ended December 31, 2019, 2018 and 2017.
(d)	Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017.
(e)	Consolidated Statements of Cash Flows for ended December 31, 2019, 2018 and 2017.
2.2	Consolidated financial statements

These consolidated financial statements of the company and its subsidiaries were prepared in accordance with IFRS and represent the full, explicit and unreserved adoption of IFRS as issued by the International Accounting Standards Board (the “IASB”).

These consolidated financial statements fairly present the Company’s financial position as of December 31, 2019 and 2018 and the results of operations, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in Notes 2 and 3.

The accounting policies used in the preparation of these consolidated annual financial statements comply with each IFRS in force at their date of presentation.

Certain reclassifications were made as of and for the year ended December 31, 2018 to present figures consistently with reported amounts as of December 31, 2019. These revisions were not considered material to the previously issued financial statements.

Items	Original balances reported as of December 31, 2018	Reclassification	Balances reclassified as of December 31, 2018
	ThUS$	ThUS$	ThUS$
Trade and other receivables, current	464,855	1,764	466,619
Trade receivables due from related parties, current	44,554	(1,764)	42,790
Other non-financial assets, current	49,186	(1,214)	47,972
Intangible assets other than goodwill	188,283	1,067	189,350
Goodwill	34,718	148	34,866
Cost of sales	(1,483,524)	(2,107)	(1,485,631)
Finance costs	(59,914)	2,107	(57,807)
2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives at fair value.
(c)	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2019:
Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
IFRS 16 "Leases" - issued in January 2016	Establishes the standards to recognize, measure, present and disclose leases. IFRS 16 replaces IAS 17 and introduces a unique lessee accounting model that requires a lessee to recognize the assets and liabilities of all rental contracts with a term of over 12 months, unless the underlying asset is of low value. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and early implementation is permitted for entities that apply IFRS 15, or before the date that IFRS 16 is initially implemented.	01-01-2019

IFRIC 23 "Uncertainty over Income Tax Treatments". Published in June 2016	This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01-01-2019

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendment to IFRS 9 “Financial Instruments”. Published in October 2017	The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some pre-payable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”	01-01-2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017	This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The IASB Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01-01-2019

Amendment to IFRS 3 “Business Combinations” - Published in December 2017	The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.	01-01-2019

Amendment to IFRS 11 “Joint Arrangements” - Published in December 2017.	The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01-01-2019

Amendment to IAS 12 “Income Tax” - Published in December 2017.	This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01-01-2019

Amendment to IAS 23 Borrowing Costs - Published in December 2017.	This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01-01-2019

Amendment to IAS 19 “Employee Benefits” - Published in February 2018	The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset	01-01-2019

Management considers that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements, except for IFRS 16, detailed in notes 4.2 and 13.4 f).

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2019 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a Business” - Published in October 2018	This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01-01-2020

Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018.	This amendment establishes a consistent definition of materiality in all the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.	01-01-2020

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Amendments to IFRS 9, IAS 39 and IFRS 7 “Reform to the referential interest rate” Published in September 2019	These amendments provide certain simplifications in relation to the reform to the referential interest rates. These simplifications relate to hedge accounting and affect the IBOR reform, which generally shouldn’t result in the finalization of hedge accounting. However, any hedge ineffectiveness should continue to be recorded in the results.	01-01-2020

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

2.5	Basis of consolidation

(a)       Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire. For more information, please see Note 8.1.

(b)	Companies included in consolidation:
				Ownership interest
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	As of December 31, 2019			As of December 31, 2018
				Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100,0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Curacao	US$	0.0002	99.99980	100.0000	100.0000
Foreign	SQI Corporation N.V.	Curacao	US$	0.0159	99.98413	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Peru	US$	0.0091	99.99093	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Curacao	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	0.8400	99.1600	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.84030	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.666700	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A. (1)	Argentina	ARS	0.0000	0.0000	0.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited.	Thailand	US$	0.0000	99.99600	99.9960	99.9960
Foreign	SQM International N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

				Ownership interest
TAX ID No.	Domestic subsidiaries	Country of origin	Functional currency	As of December 31, 2019			As of December 31, 2018
				Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	Ch$	0.0000	0.0000	0.0000	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda. (3)	Chile	Ch$	0.0000	0.0000	0.0000	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (4)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6387	60.6387	60.6387
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA	Chile	US$	0.0000	100.0000	100.0000	100.0000

1) On June 26, 2019, SACAL was liquidated.

2) On March 01, 2019, SQMC Internacional merged with Soquimich Comercial S.A.

3) On April 01, 2019, Proinsa Ltda was liquidated.

4) Comercial Agrorama Ltda was consolidated as it is controlled through the subsidiary Soquimich Comercial S.A.

2.6	Investments in associates and joint ventures
(a)	Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint operation and its share of the jointly owned or incurred assets, liabilities, income and expenses.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with subsidiaries or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, until the proportional part of the gain or loss is recognized. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment, and the proportional part of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

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

The Company’s consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)       SQM group entities:

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

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity “other reserves”, At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	As of December 31, 2019	As of December 31, 2018
Currencies	US$	US$
Brazilian real	4.02	3.87
New Peruvian sol	3.31	3.37
Argentine peso	59.83	37.74
Japanese yen	108.9	110.38
Euro	0.89	0.87
Mexican peso	18.89	19.68
Australian dollar	1.43	1.42
Pound Sterling	0.76	0.79
South African rand	14.06	14.35
Ecuadorian dollar	1.00	1.00
Chilean peso	748.74	694.77
Chinese yuan	6.98	6.88
Indian rupee	71.31	69.93
Thai Baht	29.97	32.53
Turkish lira	5.94	5.27
Polish Zloty	3.79	—
UF (*)	37.81	39.68

(*) US$ por UF

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

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statements of cash flows present cash transactions performed during the year, determined using the direct method.

3.5	Financial assets

Management determines the classification of its financial assets in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset. In the case of accounts receivables and other accounts receivables, the transaction price at the initial recognition is measured in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

i)	Financial instruments measured at amortized cost, Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (iii) cash equivalents; (iv) related entity receivables; (v) trade debtors; (vi) other receivables.

ii)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:
(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.
(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".
iii)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category.

Prior to 2018, the Company evaluated at the date of each report, whether there was objective evidence that any asset or group of financial assets presented any impairment. An asset or group of financial assets presented a deterioration, if and only if, there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset or group of these. In order to recognize impairment, the loss event must have an impact on the estimation of future flows of the asset or groups of financial assets.

Beginning 2018, the Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

Therefore, the Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

3.6	Accounting policy for financial liabilities

Management determines the classification of its financial liabilities in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Valuation at amortized cost is made using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months. Interest expenses are recorded in the period in which they are accrued, according to a financial criterion.

3.7 Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.8 Financial instrument derecognition

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

3.9 Derivative and hedging financial instruments

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

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

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

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

3.10 Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2019 and 2018, the Company does not have any embedded derivatives.

3.11 Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.12       Classification Leases

Below are accounting policies applied by the Company prior to the adoption of IFRS 16:

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

Below are the Company’s new accounting policies after the adoption of IFRS 16 on January 1, 2019. These have been applied since the initial date of application:

(i)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(ii)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period (which haven’t been paid by that date). Lease payments include fixed payments, less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

(iii)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions (i.e., when the underlying asset is below USD$ 5,000). Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(iv) Significant judgments in the determination of the lease term for contracts with renewal options

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.13 Inventory measurement

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

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

1.	Provision associated with the lower value of stock: This provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; and (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

2.	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (periodical and annual physical inventories are conducted for production units in Chile and the port of Tocopilla and for commercial offices, it is based on the last zero count obtained, but in general there is a physical inventory at least once a year). These differences are recognized immediately.

3.	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

4.	Provisions undertaken by commercial offices: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.14 Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.15 Related party transactions

Transactions between the Company and its joint ventures, associates and other related parties are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.16 Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.
(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

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

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Right-of-use assets (IFRS 16) are recognized in the “property, plant and equipment” line item and are classified within this based on the underlying asset class.

3.17 Depreciation of property, plant and equipment

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

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years

Mining assets	3	10	5
Energy generating assets	5	10	6
Buildings	3	15	8
Supplies and accessories	2	10	3
Office equipment	5	5	5
Transport equipment	2	2	2
Network and communication equipment	2	10	5
IT equipment	2	8	5
Machinery, plant and equipment	1	15	7
Other property, plant and equipment	1	10	5

3.18 Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses, it is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.19 Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)       Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income according to the life of the right of way.

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

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

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

The period for exploiting these portfolios is limited so they are considered assets with a definite useful life and are therefore subject to amortization.

3.20       Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.21       Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

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

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current assets category”, reclassifying the portion related to the area to by extracted that year as inventories.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration. Otherwise, these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented as non-current assets in the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring. These are amortized over 10 years, otherwise, they are amortized during the development stage.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented as of December 31, 2018 as non-current assets under "Other Non-Financial Non-Current Assets". As of January 1, 2019, they have been incorporated into Property, Plant and Equipment, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

3.22       Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than purchased goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

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

Assets with indefinite lives are assessed for impairment annually.

3.23       Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 19.4)

3.24 Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

(See Note 21)

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.25 Borrowing cost

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

3.26 Other provisions

Provisions are recognized when:

•	The Company has a present, legal or constructive obligation as the result of a past event.
•	It is probable that an outflow of resources will be required to settle the obligation.
•	A reliable estimate of the obligation amount can be made.

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

3.27 Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 17.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also considered.

Actuarial gains and losses that may be generated by variations in defined pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 3.680% and 4.642% for the periods ended December 31, 2019 and 2018, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019 and 3.75% for 2018. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 17.4).

3.28 Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments”. Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 17.6).

3.29	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

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

(c)       Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.30	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is used.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.31 Current income tax and deferred

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

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

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

3.32 Segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

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

Allocation of assets and liabilities to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments,.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

3.33 Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.22, 14 and 15).
-	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets, including property, plant and equipment, exploration assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. If an impairment assessment is required, the assessment of value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).
-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 17).
-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 18 and 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

-	Determination of volume for certain product in progress and finished product is based on topography measures and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), as well as the related allowances.
-	Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value to ensure that the carrying value of inventory is not in excess of the net realizable (See Note 11).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next years, which would be made prospectively.

Note 4 Changes in accounting estimates and policies

4.1       Changes in accounting estimates

There have been no changes in the methodologies used to determine such estimates in the periods presented.

4.2       Changes in accounting policies

The accounting principles and criteria were applied consistently, except for the following:

(a)	The Company’s consolidated financial statements as of December 31, 2019, show changes in the accounting policies over the previous period due to the application of IFRS 16 as of January 1, 2019.

During 2018, management initially measured the impact of adopting IFRS 16 from the date the standard became effective, which it determined by evaluating its lease contracts. These assets should be recorded on the initial application date as right-of-use assets, depending on their nature and lease terms, and they will be amortized over the shorter of their contractual period or useful life.

Contracts were evaluated for evidence of a lease under IFRS 16, and right-of-use assets were identified that included: trucks, cranes, excavators, property (buildings, warehouses, storerooms, land), where SQM has the power to control them during the contract, without the supplier changing its operating instructions.

The Company constructed a debt curve based on the Company’s public debt instruments at the valuation date to determine the discount rate for the estimated initial measurement. The rates used to discount the right-of-use asset and the leasing liability were estimated according to the contract currencies (USD, EURO, Mexican peso, UF and CLP) and terms.

The Company chose to apply the simplified transition approach. Under this method, the cumulative effect of initially applying the standard is recognized at January 1, 2019 and comparative amounts are not restated. As the amount of right-of-use assets recognized was equal to the lease liability, there was no impact on retained earnings as a result of the adoption of IFRS 16.

The values of right-of-use assets and leasing liabilities for contracts classified under IFRS 16 amounted ThUS$ 45,115 as of January 1, 2019. The weighted average of the incremental lease loan rate applied to lease liabilities recognized in the statement of financial position on the adoption date is 8.08%.

The difference generated between operating lease commitments disclosed applying IAS 17 on December 31, 2018, and lease liabilities recognized on the date of initial application under IFRS 16 is primarily because most of the payment agreements with suppliers are negotiated on variable terms.

(b)	The Company’s consolidated financial statements as of December 31, 2018 show changes in the accounting policies since the previous period due to the application of IFRS 9 as of January 1, 2018.

The application of IFRS 9 had an impact of ThUS$ 2,301 (ThUS$ 1,680 net of deferred taxes), as of January 1, 2018 due to the application of the new impairment model in equity in accordance with IAS 8.

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

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

5.2	Risk Factors
(a)	Credit risk

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

To mitigate these risks, the Company maintains an active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

The concentration of credit risk with respect to sales debtors is reduced due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit risk associated with receivables is analyzed in Note 13.2 and the associated accounting policy can be found in Note 3.5.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating Institution			As of December 31, 2019
		Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	50,221
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	42,096
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	39,093
Banco Santander	Time deposits	P-1	A-1	-	2,708
Scotiabank Sud Americano	Time deposits	-	-	F1+	14,428
Banco Estado	Time deposits	P-1	A-1	-	500
BBVA Banco Francés	Time deposits	-	-	-	53
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	181,155
Legg Mason - Western Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	146,078
Total					476,332

Financial institution	Financial assets	Rating Institution			As of December 31, 2019
		Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank Sud Americano	90 days to 1 year	P-2	-	-	54,180
Banco de Crédito e Inversiones (*)	90 days to 1 year	P-1	A-1	-	178,448
Banco Santander	90 days to 1 year	P-1	A-1	-	74,365
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	127,579
Banco Security	90 days to 1 year	-	A-2	F2	17,965
Banco de Chile	90 days to 1 year	-	-	-	18,026
Banco Estado	90 days to 1 year	P-1	A-1	-	15,126
Total					485,689

(*) This includes ThUS$ 1,870 associated with collateral in guarantee used to reduce the liquidity risk.

The following table presents comparative information as of December 2018:

Financial institution	Financial assets	Rating Institution			As of December 31, 2018
		Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	61,946
Banco Santander	Time deposits	-	-	-	432
Banco Estado	Time deposits	-	-	-	3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
Scotiabank Sud Americano	Time deposits	-	-	-	86,222
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	133,809
Legg Mason - Western Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	132,108
Total					453,583

Financial institution	Financial assets	Rating Institution			As of December 31, 2018
		Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of the mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the fourth quarter, approximately US$ 424 million accumulated in expenses are associated with the Peso.

As of December 31, 2019, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 73% of all the bond liabilities denominated in UF, for a fair value of US$ 18.9 million against the Company. As of December 31, 2018, this value amounted to US$ 3.9 million against the company.

As of December 31, 2019, the exchange rate value for equivalent Pesos to US Dollars was Ch$ 748.74 per US Dollar, and as of December 31, 2018, it was Ch$ 694.77 per Dollar.

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of December 31, 2019, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate. Therefore, significant rate increases could impact its financial position. A change of 100 basis points in this rate could result in changes to financial expenses of close to US$ 0.06 million.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio, which enables it to cover current obligations with clearance. On December 31, 2019, this ratio was 3.45.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2019, the Company had unused available revolving credit facilities with banks for a total of US$ 477 million.

The position in other cash and cash equivalents is invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2019 (in millions of US$)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.19	2.17	74.87	—	77.04
Unsecured obligations (1)	1,697.11	326.34	614.29	1,184.38	2,125.01
Sub total	1,767.30	328.51	689.16	1,184.38	2,202.05
Hedging liabilities	23.66	6.57	24.33	32.37	63.27
Derivative financial instruments	3.17	3.17	—	—	3.17
Sub total	26.83	9.74	24.33	32.37	66.44
Current and non-current lease liabilities	42.632	8.903	22.983	10.746	42.632
Trade accounts payable and other accounts payable	205.7	205.7	—	—	205.70
Total	2,042.462	552.853	736.473	1,227.496	2,516.822
(1)	Unsecured obligations are presented on a contractual basis and have no effects related to anticipated redemptions.
	Nature of undiscounted cash flows
As of December 31, 2018 (in millions of US$)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.25	4.10	79.66	—	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Sub total	1,343.32	65.47	903.42	713.60	1,682.49
Hedging liabilities	17.32	5.52	15.64	29.27	50.43
Derivative financial instruments	2.86	2.86	—	—	2.86
Sub total	20.18	8.38	15.64	29.27	53.29
Trade accounts payable and other accounts payable	163.75	163.17	0.58	—	163.75
Total	1,527.25	237.02	919.64	742.87	1,899.53
5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group.

Note 6    Background of companies included in consolidation

6.1 Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Assets	4,069,649	3,737,892
Liabilities	(1,983,382)	(1,652,401)
Equity	2,086,267	2,085,491

6.2       Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Note 7    Board of Directors, Senior Management and Key management personnel

7.1	Board of Directors and Senior Management

1)       Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of December 31, 2019, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.
-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 27, 2018 to April 24, 2019 (Period 2018-2019), Directors’ compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the period from April 25, 2019 to the date of the next annual general shareholders' meeting (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods, Directors’ compensation is detailed as follows:

Period 2018-2019

a)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board of Directors, of UF 350 in favor of the vice-president of the board of directors and of UF 350 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
b)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2018;
c)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2019:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board and of UF 700 in favor of the remaining seven directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2019;
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors for the years ended December 31, 2019, 2018 and 2017 amounted to ThUS$ 4,527, ThUS$ 3,791 and ThUS$ 3,231, respectively.

3)       Directors’ Committee

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2018-2019, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods the compensation of the Directors Committee comprises:

Period 2018-2019

a)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

Period 2019

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions), the Chilean Central Bank or any other relevant institution that replaces them.

4)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2019 period, the remuneration for the Health, Safety and Environment Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2019 period, the remuneration for the Corporate Governance Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

6)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:
a)	This includes monthly fixed salary and variable performance bonuses. (See Note 7.2)
b)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
c)	The Company also has retention bonuses for its executives, the value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 17.6)
8)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

9)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the years ended December 31, 2019, 2018 and 2017 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of December 31, 2019, there are 124 people occupying key management positions and 123 as of December 31, 2018.

Key management personnel compensation	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Key management personnel compensation	22,598	27,907	27,367

Note 8    Equity-accounted investees

8.1 Investments in associates recognized according to the equity method of accounting

As of December 31, 2019 and 2018, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in profit (loss) of associates accounted for using the equity method			Share in other comprehensive income of associates accounted for using the equity method, net of tax		Share in total other comprehensive income of associates accounted for using the equity method
Associates	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,609	10,821	634	596	1,483	1	—	635	596	1,483
Doktor Tarsa Tarim Sanayi AS	26,001	21,582	3,912	241	6,427	198	489	4,110	730	6,427
Ajay North America	14,669	14,951	2,871	3,728	3,677	—	—	2,871	3,728	3,677
Ajay Europe SARL	7,451	7,845	1,165	1,373	1,049	(179)	(439)	986	934	1,075
Charlee SQM Thailand Co Ltd	—	—	—	316	393	—	—	—	316	393
SQM Eastmed Turkey	623	310	354	370	(25)	(42)	(21)	312	349	(25)
Kore Potash PLC	24,739	20,467	(534)	(1,543)	—	(549)	(1,206)	(1,083)	(2,749)	—
Total	85,092	75,976	8,402	5,081	13,004	(571)	(1,177)	7,831	3,904	13,030

					Dividends received
Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
					ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	6,632	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	2,796	2,807	1,123
Ajay Europe SARL	Production and distribution of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,055	811	968
Charlee SQM Thailand Co Ltd	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	362	-
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-	-
Kore Potash Ltd	Prospection, exploration and mining development.	L 3 88 William ST Perth, was 6000	Australia	19.67%	-	-	-
Total					3,851	10,612	2,091

The companies described in the table below are related parties of the following associates:

(1) Doktor Tarsa Tarim Sanayi AS

(2) Terra Tarsa B.V.

(3) Abu Dhabi Fertilizer Industries WWL

					Dividends received
Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates (*)	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
					ThUS$	ThUS$	ThUS$
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-	-
Terra Tarsa BV (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-	-
Plantacote NV (1)	Sale of CRF and production and sales of WSNPK.	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-	-
Doctochem Tarim Sanayai Ticaret LTD (1)	Production, distribution and trading of specialty plant nutrition. .	Eski Büyükdere Cad No: 7 GIZ 2000 Plaza K:17 D:67-68 Maslak Sariyer Ístambul.	Turkey	100%	-	-	-
Terra Tarsa Don LLC	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-	-
Doktolab Tarim Arastirma San. (1)	Laboratory services.	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-	-
International Technical and Trading Agencies Co WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East.	P.O Box: 950918 Amman 11195	Jordan	50%	-	-	-
Total					-	-	-

(*) This percentage does not consider the shareholdings of the holders of these subsidiaries.

8.2 Assets, liabilities, revenue and expenses of associates

	As of and for the year ended December 31, 2019
Associate	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	28,543	9,971	7,133	—	31,588	1,713	4	1,717
Doktor Tarsa Tarim Sanayi AS	97,797	15,196	22,420	38,522	93,768	7,824	396	8,220
Ajay North America	19,748	13,250	3,061	—	38,833	5,860	—	—
Ajay Europe SARL	19,589	1,456	6,144	—	35,709	2,329	(358)	1,971
SQM Eastmed Turkey	2,718	1,833	2,600	704	3,086	709	(84)	625
Kore Potash PLC	7,938	119,362	2,214	—	—	(2,716)	(2,791)	(5,507)
Total	176,333	161,068	43,572	39,226	202,984	15,719	(2,833)	7,026

	As of and for the year ended December 31, 2018
Associate	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,496	11,444	5,695	—	33,098	1,611	(1)	1,610
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	74,144	481	978	1,459
Ajay North America	21,644	12,409	3,542	—	40,290	7,608	—	7,608
Ajay Europe SARL	21,219	1,214	6,743	—	36,337	2,747	(878)	1,869
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	3,192	740	(42)	698
Kore Potash PLC	6,659	148,426	2,180	—	—	(8,198)	(6,882)	(15,080)
Total	141,240	187,895	47,056	9,943	187,061	4,989	(6,825)	(1,836)

	As of and for the year ended December 31, 2017
Associate	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	—	35,131	4,008	(4)	4,004
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,990	11,251	75,269	12,854	(4,367)	8,487
Ajay North America	19,426	12,498	2,470	—	36,185	7,505	—	7,505
Ajay Europe SARL	23,555	1,266	8,534	—	32,310	2,098	2,208	4,306
SQM Eastmed Turkey	8,585	712	3,292	255	13,618	981	414	1,395
Kore Potash PLC	3,981	2,671	4,487	2,260	2,389	(49)	(12)	(61)
Total	181,405	29,910	59,507	13,766	194,902	27,397	(1,761)	25,636

8.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with IFRS.

8.4	Disclosures on interest in associates

(a) Transactions conducted in 2019:

•	In the fourth quarter of 2019, Ajay North America paid total dividends of ThUS$ 5,706.
•	In the first quarter of 2019, Ajay Europe SARL paid total dividends of ThUS$ 2,107.
•	In July 2019, the Company made a capital increase in Kore Potash PLC for ThUS$ 2,600, increasing the share to 19.67% of investment shareholdings.
•	On December 11, 2019, Doktor Tarsa Tarim Sanayi AS acquired 100% of shares in Doctochem Tarim Sanayi Ticaret LTD.

(b) Transactions conducted in 2018:

•	During the first quarter, the Company increased its capital in Kore Potash PLC by ThUS$ 3,000.
•	In March 2018, Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890. 50% of the distributed dividend was charged to retained earnings generated subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the entity’s statutes that establish that 50% of the distributed dividend corresponds to SQM.
•	In March 2018, Ajay North America paid dividends of ThUS$ 1,432.
•	In June 2018, Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 7,034. 50% of the distributed dividend was charged to retained earnings generated subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.
•	At the close of the second quarter of 2018, Ajay North America paid dividends of ThUS$ 5,728.
•	In June 2018, Ajay North Europe SARL paid dividends of ThUS$ 1,622.
•	In June 2018, Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$ 906.
•	On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$ 759.
•	In 2018, Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

(c) Transactions conducted in 2017:

•	As of December 31, 2017, a capital increase was registered for Plantacote N.V. in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim. The functional currency of Plantacote N.V. is the Euro. The contribution was made under the heading “Subordinated loan from Dr. Tarsa”. This contribution had no impact on the Company's consolidated results.

Note 9    Joint Ventures

9.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures, there is no quoted market price to measure these investments. (See Note 2.6)

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

9.2	Disclosures of interest in joint ventures

a)       Operations conducted in 2019

•	On January 1, 2019, SQM Vitas Perú changed its functional currency from the Peruvian Sol to USD (United States dollar).
•	During the fourth quarter del 2019, SQM Vitas Fzco paid dividends of ThUS$ 21,196.

b)       Operations conducted in 2018

•	During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$ 13,000. The entity was a joint venture and contributions were made on January 25, 2018 (ThUS$ 6,000) and on February 14, 2018 (ThUS$ 7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company.
•	On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.
•	As of the date, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.
•	In April 2018, Minera Exar made a new capital increase of ThUS$ 7,000, which was contributed in equal parts by its partners.
•	On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy, EUR 5.5 million were paid for a 50% share, generating a lower value of EUR 2.6 million. The functional currency of the joint venture is the Euro.
•	On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd, to be recognized as a separate joint venture. In previous years, the financial statements for this entity were included as part of SQM Australia Pty.
•	On December 31, 2018, as part of the investment in Pavoni & C., SpA. the goodwill generated in the purchase of this joint venture by an amount of ThUS$ 3,206.
•	The subsidiary SQM Industrial S.A. recorded an impairment loss of ThUS$ 8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co, Ltd, joint venture. The impairment is disclosed by netting the value of the aforementioned investment, in the caption “Equity method investments".
•	During December 2018, the Company sold its shares in Minera Exar S.A. and generated a profit before taxes of ThUS$ 14,507.

c)       Operations conducted in 2017

On December 1, 2017, SQM Potasio S.A. recognized the goodwill value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount of ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 was made in the mining entity EXAR S.A., which was 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. was the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

9.3       Investment in joint ventures accounted for under the equity method of accounting

					Dividends received
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
					ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	10,598	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-	-
SQM Vitas Holland	Without information production of specialized fertilizers and other products for distribution in Italy and other countries.	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-	-
Pavoni & C. Spa	products for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-	-
Total					10,598	-	-

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa
					Dividends received
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
					ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Perú	50%	-	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-	-
Total					-	-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	1,992	1,992	11,444	(632)	(650)	(535)
Coromandel SQM India	1,568	1,729	1,633	(98)	174	165
SQM Vitas Fzco.	9,111	20,202	19,478	1,797	1,781	1,502
SQM Qingdao Star Corp Nutrition Co. Ltd.	3,464	3,168	2,980	296	188	361
SQM Vitas Holland	1,304	1,345	1,429	(15)	(14)	(18)
Minera Exar S.A. (1)	—	—	33,065	—	(206)	(27)
Pavoni & C. Spa	6,864	7,084	—	36	(39)	—
Covalent Lithium Pty Ltd.	40	53	—	—	36	—
Total	24,343	35,573	70,029	1,384	1,270	1,448

	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	—	—	—	(631)	(650)	(535)
Coromandel SQM India	(38)	(159)	—	(136)	15	165
SQM Vitas Fzco.	437	(903)	(5)	2,234	878	1,497
SQM Qingdao Star Corp Nutrition Co. Ltd.	—	—	—	296	188	361
SQM Vitas Holland	(27)	(70)	—	(42)	(84)	(18)
Minera Exar S.A. (1)	—	—	—	—	(206)	(27)
Pavoni & C. Spa	(255)	70	—	(219)	31	—
Covalent Lithium Pty Ltd.	(13)	—	—	(13)	36	—
Total	104	(1,062)	(5)	1,489	208	1,443
(1)	Minera Exar S.A. was sold in December 2018.

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	5,347	5,915	11,003	564	1,439	1,753
SQM Vitas Perú S.A.C. (1)	1,955	2,671	5,961	211	(275)	(216)
SQM Vitas Plantacote B.V. (2)	—	—	669	—	—	(1)
Arpa Speciali S.R.L. (2)	92	62	—	31	(44)	—
Total	7,394	8,648	17,633	806	1,120	1,536

	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	(225)	(792)	(51)	338	647	826
SQM Vitas Perú S.A.C. (1)	661	(112)	—	872	(387)	(108)
SQM Vitas Plantacote B.V. (2)	—	—	—	—	—	(1)
Arpa Speciali S.R.L. (2)	(1)	—	—	30	(44)	—
Total	435	(904)	(51)	1.240	216	717

The following companies are subsidiaries of:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C. Spa

9.4 Assets, liabilities, revenue and expenses from joint ventures:

	As of and for the year ended December 31, 2019
	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,668	5,129	13,472	—	7	(1,262)	—	(1,262)
Coromandel SQM India	4,504	633	1,704	—	8,197	(197)	(77)	(274)
SQM Vitas Fzco.	9,695	20,014	1,136	—	36	3,595	(876)	2,719
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,534	26	632	—	12,003	592	—	592
SQM Vitas Holland	2,609	—	2	—	—	(30)	(53)	(83)
SQM Vitas Brasil Agroindustria	46,118	7,299	40,334	—	87,901	1,128	(451)	677
SQM Vitas Perú S.A.C.	29,452	8,378	24,855	6,044	28,590	421	1,322	1,743
Pavoni & C. Spa	9,444	7,074	8,466	735	14,296	71	(510)	(439)
Covalent Lithium Pty Ltd.	1,616	958	2,111	383	—	—	(25)	(25)
Total	139,640	49,511	92,712	7,162	151,030	4,318	(670)	3,648

	As of and for the year ended December 31, 2018
Joint Venture	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,577	5,913	12,902	—	16	(1,301)	—	(1,301)
Coromandel SQM India	5,905	852	3,050	—	11,605	348	(318)	30
SQM Vitas Fzco.	30,430	17,592	2,678	—	16,583	3,561	(1,806)	1,755
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,754	114	1,533	—	13,004	377	—	377
SQM Vitas Holland	2,692	—	1	—	—	(28)	(139)	(167)
SQM Vitas Brasil Agroindustria	36,648	7,566	31,808	—	82,625	2,879	(1,585)	1,294
SQM Vitas Perú S.A.C.	22,365	7,785	18,996	5,966	28,619	(550)	(223)	(773)
Pavoni & C. Spa	10,062	6,490	8,098	698	15,461	(79)	140	61
Covalent Lithium Pty Ltd.	239	100	233	—	—	106	—	106
Total	144,672	46,412	79,299	6,664	167,913	5,313	(3,931)	1,382

	As of and for the year ended December 31, 2017
Joint Venture	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	31,461	6,656	15,228	—	13,326	(1,070)	—	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	—	332
SQM Vitas Fzco.	23,699	17,479	2,221	—	15,518	3,003	(9)	2,994
SQM Qingdao Star Corp Nutrition Co. Ltd.	6,941	171	1,152	—	12,631	721	—	721
SQM Vitas Holland	2,190	669	—	—	—	(36)	—	(36)
SQM Vitas Brasil Agroindustria	30,303	8,453	27,752	—	60,131	1,753	(101)	1,652
SQM Vitas Perú S.A.C.	20,933	8,534	17,380	6,156	35,299	(216)	—	(216)
SQM Vitas Plantacote B.V.	679	—	10	—	—	(1)	—	(1)
Minera Exar S.A.	19,277	73,114	38,670	—	—	(53)	—	(53)
Total	142,672	115,938	106,618	6,209	147,286	4,433	(110)	4,323

9.5	Other Joint Venture disclosures:
	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	33	106	—	—	—	—
Coromandel SQM India	2,240	308	—	—	—	—
SQM Vitas Fzco.	3,071	19,312	—	—	—	—
SQM Qingdao Star Corp Nutrition Co. Ltd.	4,640	4,543	—	—	—	—
SQM Vitas Holland	2,609	2,692	—	—	—	—
SQM Vitas Brasil Agroindustria	2,101	1,869	9,106	13,380	—	—
SQM Vitas Perú S.A.C.	225	371	258	3,819	895	801
Pavoni & C. Spa	314	407	5,509	5,464	—	—
Covalent Lithium Pty Ltd.	693	156	472	—	—	—
Total	15,926	29,764	15,345	22,663	895	801

	Depreciation and amortization expense			Interest expense			Income tax benefit (expense) from continuing operations
Joint Venture	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	(743)	(948)	(691)	—	(1)	(433)	153	97	200
Coromandel SQM India	(291)	445	—	(4)	(9)	(49)	(27)	(38)	(44)
SQM Vitas Fzco.	—	(509)	(717)	(7)	(8)	(16)	—	—	—
SQM Qingdao Star Corp Nutrition Co. Ltd.	(62)	(67)	(64)	—	—	(1)	(241)	(187)	(195)
SQM Vitas Holland	—	—	—	(1)	—	—	—	—	(337)
SQM Vitas Plantacote B.V.	—	—	—	—	—	(1)	—	—	—
SQM Vitas Brasil Agroindustria	(33)	(408)	(438)	(1,176)	(886)	(2,127)	181	(117)	—
SQM Vitas Perú S.A.C.	(287)	(347)	(82)	(435)	(425)	(323)	(316)	(230)	(362)
Pavoni & C. Spa	(149)	(542)	—	—	(335)	—	(214)	—	—
Covalent Lithium Pty Ltd.	(126)	(16)	—	(32)	(5)	—	—	(46)	—
Total	(1,691)	(2,392)	(1,992)	(1,655)	(1,669)	(2,950)	(464)	(521)	(738)

9.6	Joint Ventures

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint operation with Kidman Resources Limited (“Kidman”), the Mt Holland Lithium Project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. Kidman retained the exclusive right to exploit gold within the project area. SQM Australia Pty committed to pay a price of US$ 70 million for the 50% of the Mt Holland assets, which was split into an initial payment of US$15 million and a deferred payment of US$ 55 million, both payments subject to certain conditions precedent. As agreed by the parties, US$ 40 million of a total of US$70 million paid to Kidman was provided directly to the project and SQM Australia paid an additional (i) US$ 10 million as part of the initial payment, and (ii) US$ 30 million once the deferred payment took place. An additional US$ 5 million for Kidman for resolution of legal disputes.

All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018.

This business met the conditions stipulated in IFRS 11 to be considered a "joint operation", since management has agreed that the rights of the related assets and liabilities relate to a joint arrangement, which states that the joint operators share all interests in the related assets and liabilities in specific proportions.

Note 10    Cash and cash equivalents

10.1       Types of cash and cash equivalents

As of December 31, 2019, and December 31, 2018, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Cash on hand	71	75
Cash in banks	105,141	101,662
Other demand deposits	6,986	746
Total cash	112,198	102,483

Cash equivalents	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	149,099	187,666
Short-term investments, classified as cash equivalents	327,233	265,917
Total cash equivalents	476,332	453,583
Total cash and cash equivalents	588,530	556,066

10.2       Short-term investments, classified as cash equivalents

As of December 31, 2019 and 2018, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	181,155	132,108
JP Morgan US dollar Liquidity Fund Institutional	146,078	133,809
Total	327,233	265,917

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

10.3        Information on cash and cash equivalents by currency

As of December 31, 2019 and 2018, information on cash and cash equivalents by currency is detailed as follows:

Original currency	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Chilean Peso (*)	8,240	157,500
US Dollar	558,572	353,674
Euro	3,131	4,738
Mexican Peso	2,103	1,242
South African Rand	3,929	5,219
Japanese Yen	1,559	1,786
Peruvian Sol	4	1
Indian rupee	6	—
Chinese Yuan	2,484	2,305
Dirham United Arab Emirates	—	1
Indonesian rupee	3	—
Argentine Peso	3	2
Pound Sterling	3	—
Australian dollar	8,492	29,598
Polish Zloty	1	—
Total	588,530	556,066

(*) The Company maintains financial derivative instruments policies which allow Management to convert term deposits denominated in pesos and UF to US dollars.

10.4        Amount restricted (unavailable) cash balances

Cash on hand and cash in banks are available resources, and their carrying value is equal to their fair value.

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of December 31, 2019 and 2018, pledged assets are as follows

Restricted cash balances	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	551	712
Total	551	712

10.5        Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original currency	Interest rate	Placement date	Maturity	Principal	Interest accrued to-date	As of December 31, 2019
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	US$	3.45%	11-18-2019	02-13-2020	18,000	74	18,074
Banco crédito e inversiones	Fixed term	US$	2.85%	12-26-2019	02-20-2020	20,000	8	20,008
Banco de Chile	Fixed term	US$	3.45%	11-15-2019	01-23-2020	14,000	62	14,062
Banco de Chile	Fixed term	US$	3.50%	11-15-2019	01-09-2020	18,000	80	18,080
Banco de Chile	Fixed term	US$	3.45%	11-15-2019	01-16-2020	18,000	79	18,079
Banco Itau Chile	Fixed term	US$	2.90%	12-26-2019	02-20-2020	33,000	13	33,013
Scotiabank Sud Americano	Fixed term	CLP$	2.16%	12-30-2019	08-08-2020	6,812	—	6,812
Banco crédito e inversiones	Fixed term	US$	3.51%	11-21-2019	01-28-2020	1,000	4	1,004
Banco crédito e inversiones	Fixed term	US$	3.75%	12-02-2019	02-27-2020	2,000	6	2,006
Banco crédito e inversiones	Fixed term	US$	3.60%	11-25-2019	01-28-2020	1,000	4	1,004
Banco Estado	Fixed term	US$	2.15%	16-12-2019	01-06-2020	500	—	500
Banco Santander - Santiago	Fixed term	US$	2.55%	12-09-2019	02-04-2020	1,700	3	1,703
Corpbanca	Fixed term	US$	2.55%	12-16-2019	01-06-2020	2,500	3	2,503
Corpbanca	Fixed term	US$	3.64%	11-29-2019	02-13-2020	1,500	5	1,505
Corpbanca	Fixed term	US$	2.80%	11-12-2019	01-28-2020	2,000	8	2,008
Banco Santander - Santiago	Fixed term	US$	2.33%	10-16-2019	01-12-2020	1,000	5	1,005
Scotiabank Sud Americano	Fixed term	US$	2.45%	12-17-2019	01-13-2020	3,600	3	3,603
Scotiabank Sud Americano	Fixed term	US$	3.20%	11-13-2019	01-30-2020	500	2	502
Scotiabank Sud Americano	Fixed term	US$	3.40%	12-02-2019	02-27-2020	2,000	5	2,005
Scotiabank Sud Americano	Fixed term	US$	3.45%	11-18-2019	01-30-2020	1,500	6	1,506
BBVA Banco Francés	Fixed term	US$	39%	12-26-2019	01-27-2020	52	1	53
Banco Itaú S.A.	On demand	US$	8%	10-17-2019	12-31-2019	64	—	64
						148,728	371	149,099

Receiver of the deposit	Type of deposit	Original currency	Interest rate	Placement date	Maturity date	Principal	Interest accrued to-date	As of December 31, 2018
						ThUS$	ThUS$	ThUS$
Scotiabank	Fixed term	Ch$	2.50%	10-18-2018	01-16-2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55%	11-06-2018	01-09-2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55%	11-30-2018	01-03-2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55%	12-03-2018	01-03-2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-03-2018	01-03-2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-07-2018	01-09-2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-10-2018	01-09-2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35%	12-10-2018	01-09-2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06%	12-11-2018	01-11-2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75%	12-12-2018	01-15-2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-14-2018	01-09-2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65%	12-17-2018	01-17-2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60%	12-17-2018	01-17-2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93%	12-17-2018	01-31-2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30%	12-17-2018	01-31-2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40%	12-17-2018	01-31-2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06%	12-17-2018	01-31-2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95%	12-17-2018	01-31-2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26%	12-19-2018	01-31-2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42%	12-26-2018	02-26-2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26%	12-26-2018	02-26-2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26%	12-27-2018	01-07-2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26%	12-27-2018	01-14-2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26%	12-27-2018	01-21-2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15%	12-28-2018	01-28-2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15%	12-28-2018	01-28-2019	600	—	600
Banco de Chile	Fixed term	US$	3.16%	12-28-2018	01-28-2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53%	12-28-2018	01-08-2019	1,000	—	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08%	12-28-2018	01-28-2019	2,500	1	2,501
Banco Santander- Santiago (*)	Fixed term	Ch$	0.20%	12-28-2018	01-04-2019	432	—	432
BBVA Banco Francés	Fixed term	US$	-	12-31-2018	01-21-2019	81	3	84
Nedbank	On demand	US$	-	12-31-2018	01-01-2019	647	—	647
Total						187,234	432	187,666

(*) Corresponds to a monthly rate.

10.6       Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented. The definition of net debt is disclosed in Note 19.1.

Net debt	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Cash and cash equivalents	588,530	556,066
Other current financial assets	505,490	312,721
Other non-current financial hedge assets	3,918	13,425
Other current financial liabilities	(298,822)	(23,585)
Other non-current financial liabilities	(1,518,926)	(1,330,382)
Total	(719,810)	(471,755)

			Monetary			Non-monetary
Cash and cash equivalents	As of December 31, 2018	Adjustment to initial balances by adoption of IFRS 16	Amounts from loans	Amounts from interest	Other cash income/expenses	Hedging and non-hedging instruments	Exchange rate differences	Other	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,333,793)	—	(442,465)	65,754	6,816	—	20,839	(70,179)	(1,753,028)
Current and non-current lease liabilities	—	(45,115)	7,221	1,537	—	—	—	(1,540)	(37,897)
Financial instruments derived from hedging	(17,318)	—	(439)	5,209	—	(12,014)	—	907	(23,655)
Financial instruments derived from non-hedging	(2,856)	—	—	—	—	(313)	—	—	(3,169)
Subtotal	(1,353,967)	(45,115)	(435,683)	72,500	6,816	(12,327)	20,839	(70,812)	(1,817,749)
Cash and cash equivalents	556,066	—	—	—	47,396	—	(14,932)	—	588,530
Deposits that do not qualify as cash and cash equivalents	291,790	—	—	(25,809)	224,499	—	(31,080)	26,289	485,689
Derivatives from hedge assets	31,663	—	—	—	(34,434)	23,034	—	925	21,188
Derivatives from other financial non-hedge assets	2,693	—	—	—	(1,403)	1,242	—	—	2,532
Total	(471,755)	(45,115)	(435,683)	46,691	242,874	11,949	(25,173)	(43,598)	(719,810)

Note 11    Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Raw material	7,287	6,764
Supplies for production	26,064	26,840
Products-in-progress	457,563	423,621
Finished product	492,424	456,449
Total	983,338	913,674

As of December 31, 2019 and 2018, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 393,600 and ThUS$ 347,100, respectively (including products in progress).

As of December 31, 2019, bulk inventories recognized as part of products-in-progress and finished product amounted to US$ 104,295 and US$ 204,686, respectively.

As of December 31, 2019 and 2018, inventory allowances recognized, amounted to ThUS$ 88,174 and ThUS$ 105,282, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, porosity, etc.), (see Note 3.13).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Raw material and supplies for production	2,488	1,838
Products-in-progress	71,468	82,673
Finished product	14,218	20,771
Total	88,174	105,282

The Company has not pledged inventory as collateral for the periods indicated above.

As of December 31, 2019, 2018 and 2017, movements in provisions are detailed as follows:

Conciliation	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Beginning balance	105,282	96,284	81,295
Increase (decrease) in lower value provision (1)	(6,987)	7,845	19,515
Increase (decrease) in provision relating to differences of inventory (2)	(123)	3,176	573
Increase / decrease in provision relating to eventual differences and others (3)	(6,262)	2,436	(178)
Provision used	(3,736)	(4,459)	(4,921)
Total changes	(17,108)	8,998	14,989
Final balance	88,174	105,282	96,284
(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process, At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Note 12    Related party disclosures

12.1       Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2       Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership, On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

12.3	Detailed identification of related parties and subsidiaries

As of December 31, 2019 and 2018, the detail of entities that are identified as subsidiaries or related parties of the Company is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States of America	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	Holland	US$	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	US$	Subsidiary
Foreign	SQI Corporation N.V.	Curacao	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	México	US$	Subsidiary
Foreign	North American Trading Company	United States of America	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	México	US$	Subsidiary
Foreign	SQM Perú S.A.	Perú	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos México S.A. de C.V.	México	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States of America	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States of America	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States of America	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	US$	Subsidiary
Foreign	SACAL S.A. (1)	Argentina	Ars	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	US$	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda. (3)	Chile	Ch$	Subsidiary

Tax ID No.	Name	Country of origin	Functional currency	Nature
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	United Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States of America	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	United Arab Emirates	United Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Holland	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C. SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (4)	Brazil	Brazilian Real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (4)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (5)	Holland	Euro	Other related parties
Foreign	Plantacote N.V. (5)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (5)	Turkey	Turkish Lira	Other related parties
Foreign	Doctochem Tarim Sanayai Ticaret LTD (5)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (5)	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC (5)	Russian Federation	Russian Ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (6)	Oman	Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (6)	Jordan	Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (7)	Italy	Euro	Other related parties
(1)	On 06/26/2019, SACAL S.A. was liquidated.
(2)	On March 1, 2019, Soquimich Comercial S.A. has obtained ownership of 100% of corporate rights in SQMC International Ltda.
(3)	On 04/01/2019 the company Proinsa Ltda was liquidated.
(4)	These entities are subsidiaries of the joint venture SQM Vitas Fzco.
(5)	These entities are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.
(6)	These entities are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL
(7)	These Companies are subsidiaries of the joint venture Pavoni & C. SPA.

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Ch$	Other related parties

12.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the years ended December 31, 2019, 2018 and 2017, the detail of significant transactions with related parties is as follows

Tax ID No.	Company	Nature	Country of origin	Transaction	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
					ThUS$	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	14,767	16,726	17,538
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	21,348	19,470	15,706
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,055	811	969
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	16,932	16,810	13,206
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	2,796	2,807	1,123
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Arab Emirates	Sale of products	3,749	5,811	4,351
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Arab Emirates	Dividends	—	6,632
Foreign	Charlee SQM Thailand Co Ltd. (1)	Associate	Thailand	Sale of products	—	4,960	5,102
Foreign	Charlee SQM Thailand Co Ltd. (1)	Associate	Thailand	Dividends	—	362
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	46,876	44,827	31,137
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	24,138	17,204	23,058
Foreign	SQM Vitas Fzco	Joint venture	Arab Emirates	Dividends	10,598	—	85
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	3,955	7,696	8,011
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd.	Joint venture	China	Sale of products	1,929	—	200
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Loans	—	—	11,000
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	1,280	1,674	1,218
Foreign	Terra Tarsa Don LLC	Other related parties	Russian Federation	Sale of products	40	187	423
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	4,096	4,554	2,108
Foreign	Pavoni & C. SpA	Joint venture	Italy	Sale of products	3,152	201	—
Foreign	SQM Eastmed Turkey	Associate	Turkey	Sale of products	47	30	—
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	2,359	207	—
Foreign	Kowa Compay Ltd.	Other related parties	Japan	Sale of products	—	—	132,495
Foreign	Fertilizers Co Ltd.	Joint venture	China	Sale of services	—	—	252
79.049.778-9	Callegari Agricola S.A.	Other related parties	Chile	Sale of products	—	—	210
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	—	—	45
Total					159,117	150,969	268,237
(1)	During November 2018, shares held in Charlee SQM Thailand were sold.
(2)	During December 2018, shares held in Minera Exar S.A. were sold.
(3)	From December 31, 2018 then on, Kowa Company Ltd. is not considered a related party.

12.5	Trade receivables due from related parties, current:
Tax ID No	Company	Nature	Country of origin	As of December 31, 2019	As of December 31, 2018
				ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	110	6,497
Foreign	Ajay Europe S.A.R.L.	Associate	France	3,712	3,756
Foreign	Ajay North America LL.C.	Associate	United States of America	2,290	2,080
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	803	857
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	6	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	27,275	15,818
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	23,475	12,767
Foreign	Coromandel SQM India	Joint venture	India	1,792	2,025
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	234	105
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd.	Joint venture	China	—	248
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	7	—
Foreign	Terra Tarsa Don LLC	Other related parties	Russian Federation	13	41
Foreign	Plantacote NV	Other related parties	Belgium	657	312
Foreign	SQM Eastmed Turkey	Associate	Turkey	47	30
Foreign	Pavoni & C. SpA	Joint venture	Italy	1,028	12
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	134	—
	Allowance			(356)	(1,764)
Total				61,227	42,790

The receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of allowances ThUS$ 10,965 and ThUS$ 10,965 as of December 31, 2019 and 2018, respectively).

12.6	Trade payables due to related parties, current:
Tax ID No	Company	Nature	Country of origin	Currency	As of December 31, 2019	As of December 31, 2018
					ThUS$	ThUS$
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	USD	243	—
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	232	9
Total					475	9

Note 13    Financial instruments

Financial instruments recognized in accordance with IFRS 9 are detailed as follows, except for liabilities recognized under IFRS 16 disclosed in Note 14.4 f):

13.1       Types of other financial assets

Description of other financial assets	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Financial assets at amortized cost (1)	485,689	291,790
Derivative financial instruments
- For hedging	17,270	18,238
- Non-hedging (2)	2,531	2,693
Total other current financial assets	505,490	312,721
Financial assets at fair value through other comprehensive income	4,785	3,631
Derivative financial instruments
- For hedging	3,918	13,425
Financial assets at amortized cost	75	75
Total other non-current financial assets	8,778	17,131

Institution	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Banco de Crédito e Inversiones	185,400	145,834
Banco Santander (3)	74,365	23,124
Banco Itaú CorpBanca	120,628	70,719
Banco Security	17,964	27,215
Banco de Chile	18,026	—
Banco Estado	15,126	—
Scotiabank Sud Americano	54,180	24,898
Total	485,689	291,790
(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).
(3)	This balance includes ThUS$ 1,870 corresponding to margin calls, which are considered as collateral guarantees.

13.2       Trade and other receivables

	As of December 31, 2019			As of December 31, 2018
Trade and other receivables	Currents	Non-current	Total	Currents	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	367,583	—	367,583	430,914	—	430,914
Prepayments, current	20,309	—	20,309	16,147	—	16,147
Other receivables, current	11,250	1,710	12,960	19,558	2,275	21,833
Total trade and other receivables	399,142	1,710	400,852	466,619	2,275	468,894

	As of December 31, 2019			As of December 31, 2018
Trade and other receivables	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations. current	383,775	(16,192)	367,583	445,670	(14,756)	430,914
Trade receivables, current	383,775	(16,192)	367,583	445,670	(14,756)	430,914
Prepayments, current	21,092	(783)	20,309	16,990	(843)	16,147
Other receivables, current	15,659	(4,409)	11,250	23,863	(4,305)	19,558
Current other receivables	36,751	(5,192)	31,559	40,853	(5,148)	35,705
Other receivables. non-current	1,710	—	1,710	2,275	—	2,275
Non-current receivables	1,710	—	1,710	2,275	—	2,275
Total trade and other receivables	422,236	(21,384)	400,852	488,798	(19,904)	468,894

(a)	Portfolio stratification

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain account receivables as deemed necessary by management.

(b)	Uncollateralized portfolio

As of December 31, 2019 and December 31, 2018 the detail of the uncollateralized portfolio is as follows:

As of December 31, 2019
Total uncollateralized portfolio
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,486	351,931	69	892
1 - 30 days	166	20,195	72	526
31 - 60 days	26	1,279	4	10
61 - 90 days	12	519	3	54
91 - 120 days	5	1,026	2	66
121 - 150 days	5	361	7	49
151 - 180 days	7	190	2	33
181 - 210 days	4	51	—	—
211 - 250 days	6	48	8	11
>250 days	144	5,449	137	1,085
Total	1,861	381,049	304	2,726

As of December 31, 2018
Total uncollateralized portfolio
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,390	404,670	136	668
1 - 30 days	1,229	19,422	390	596
31 - 60 days	801	5,705	154	118
61 - 90 days	648	2,279	41	75
91 - 120 days	489	1,220	27	47
121 - 150 days	80	423	16	29
151 - 180 days	43	186	21	176
181 - 210 days	7	1,291	41	231
211 - 250 days	7	108	101	242
>250 days	140	7,036	305	1,148
Total	4,834	442,340	1,232	3,330

(c)	Allowance for doubtful accounts:
As of December 31, 2019
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected loss rate	1%	18%	34%	44%	78%	—	—
Total gross carrying amount	352,823	20,721	1,288	573	8,370	383,775	72,859
Impairment estimate	5,285	3,664	440	251	6,552	16,192	11,323

As of December 31, 2018
	Trade accounts receivable days past due
Trade and due from related parties receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected loss rate	1%	9%	5%	4%	65%	—	—
Total gross carrying amount	408,300	20,018	2,861	2,354	12,137	445,670	55,520
Allowance for doubtful accounts	4,811	1,858	146	89	7,852	14,756	12,730

As of December 31, 2019 and 2018, the reconciliation of the allowance is as follows:

Provisions	As of December 31, 2019	As of December 31, 2019
	ThUS$	ThUS$
Allowance for doubtful accounts at the beginning of the Period	32,634	34,936
Adjustment to initial balance derived from the adoption of IFRS 9	—	2,301
Increase / (decrease) of impairment provision	1,057	(2,967)
Provision used	(984)	(1,636)
Allowance for doubtful accounts at the end of the year	32,707	32,634
(1) Trade and Other Receivables allowance current	16,192	14,756
(2) Other receivables allowance current	5,192	5,148
(3) Related party receivables allowance current	11,323	12,730
Recovery of Insurance	320	827

Total allowance for doubtful accounts	32,707	32,634
Renegotiated allowance	1,905	2,056
Non-renegotiated allowance	30,802	30,578

13.3 Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. As of December 31, 2019 and 2018, the notional amount of cash flows agreed upon in US dollars of the cross-currency swap contracts amounted to ThUS$ 435,167 and ThUS$ 461,659, respectively.

ThUS$	Assets / (Liabilities) Derivative financial instruments	Total Realized	Hedging Reserve in Gross Equity
Hedging of underlying debt at December 31, 2019
Hedging Assets	3,918	(4,194)	8,112
Hedging Liabilities	(22,771)	(25,363)	2,592
Hedge of underlying Debt	(18,853)	(29,557)	10,704
Hedge of underlying investment at December 31, 2019
Hedging Assets	17,270	17,857	(587)
Hedging Liabilities	(889)	(711)	(178)
Hedge of underlying investments	16,381	17,146	(765)

ThUS$	Assets / (Liabilities) Derivative financial instruments	Total Realized	Hedging Reserve in Gross Equity
Hedge of underlying debt at December 31, 2018
Hedging Assets	13,425	5,244	8,181
Hedging Liabilities	(17,318)	(18,859)	1,541
Hedge of underlying debt	(3,893)	(13,615)	9,722
Hedge of underlying investment at December 31, 2018
Hedging Assets	18,146	19,911	(1,765)
Hedge of Underlying Investments	18,146	19,911	(1,765)

Hedging effect in profit and loss and equity for the year ended December 31, 2019	Total variation	Profit and loss	Hedging reserve due to variation of hedge gross
Analysis effect by type of hedging
Hedge of underlying debt	(14,960)	(15,942)	982
Hedge of underlying investments	(1,765)	(2,765)	1,000
Total hedging effect on profit or loss and equity for the year	(16,725)	(18,707)	1,982
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	(10,383)	(11,492)	1,109
Hedging in Current and Non-Current Liabilities	(6,342)	(7,215)	873
Total hedging effect in Profit or Loss and Shareholders' Equity for the year	(16,725)	(18,707)	1,982

The balances in the “total realized” column consider the intermediate effects of the contracts in force from January 1 to December 31, 2019 and from January 1 to December 31, 2018.

Hedging derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	148,159	UF	01-04-2023
O	58,748	UF	02-01-2022
P	134,228	UF	01-15-2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

Effectiveness

Effectiveness tests have verified that hedges are effective as of the reporting date. This note describes the fair values of derivative instruments classified as hedges.

13.4       Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2019 and 2018, the detail is as follows:

	As of December 31, 2019			As of December 31, 2018
Other current and non-current financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	199	69,138	69,337	300	68,870	69,170
Unsecured obligations	280,578	1,403,108	1,683,686	15,145	1,249,479	1,264,624
Derivative financial instruments
For hedging	7,183	16,477	23,660	5,285	12,033	17,318
Non-hedging liabilities	3,168	—	3,168	2,855	—	2,855
Lease liabilities	7,694	30,203	37,897	—	—	—
Total	298,822	1,518,926	1,817,748	23,585	1,330,382	1,353,967

Current and non-current bank borrowings

As of December 31, 2019 and 2018, the detail is as follows:

Current and non-current bank borrowings	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Current bank borrowings	199	300
Non-current bank borrowings	69,138	68,870
Current and non-current bank borrowings	69,337	69,170

a)       Bank borrowings, current:

As of December 31, 2019 and December 31, 2018, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05-29-2023	2.11%	3.01%
Foreign	Nitratos Naturais do Chile Lim.	Brazil	Foreign	Banco Itau Brasil	Brazil	BRL	Upon maturity	12-31-2019	13.57%	4.25%

Debtor	Creditor	Nominal amounts as of December 31, 2019			Current amounts as of December 31, 2019
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	—	—	187	187	—	187
Nitratos Naturais do Chile	Banco Itau Brasil	—	—	—	12	—	12	—	12
Total					12	187	199	—	199

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05-29-2023	3.60%	3.98%
Foreign	Nitratos Naturais do Chile Lim	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	01-31-2019	5.17%	5.17%
Foreign	SQM Brasil Limitada	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	01-31-2019	5.5%	5.5%

Debtor	Creditor	Nominal amounts as of December 31, 2018			Current amounts as of December 31, 2018
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	—	—	248	248	—	248
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	—	—	—	11	—	11	—	11
SQM Brasil Limitada	Banco ITAU Brasil	—	—	—	41	—	41	—	41
Total					52	248	300	—	300

b)	Unsecured obligations, current:

As of December 31, 2019 and 2018, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds is as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	0.43%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2020	US$	Semiannual	Upon maturity	2.35%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2020	US$	Semiannual	Upon maturity	1.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2020	US$	Semiannual	Upon maturity	4.07%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2020	UF	Semiannual	Semiannual	1.36%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2020	UF	Semiannual	Upon maturity	2.41%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2020	UF	Semiannual	Upon maturity	2.71%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2020	UF	Semiannual	Upon maturity	3.11%	3.45%

			Nominal amounts as of December 31, 2019			Current amounts as of December 31, 2019
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	—	252,674	252,674	—	252,674	252,674	(386)	252,288
SQM S.A.	Chile	MUS$250	4,648	—	4,648	4,648	—	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	—	2,658	2,658	—	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	—	2,869	2,869	—	2,869	2,869	(679)	2,190
SQM S.A.	Chile	H	17,166	—	17,166	17,166	—	17,166	(139)	17,027
SQM S.A.	Chile	O	890	—	890	890	—	890	(67)	823
SQM S.A.	Chile	P	1,686	—	1,686	1,686	—	1,686	(12)	1,674
SQM S.A.	Chile	Q	—	323	323	—	323	323	(6)	317
Total			24,390	258,524	282,914	24,390	258,524	282,914	(2,336)	280,578

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Debtor							Periodicity
Tax I No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2019	US$	Semiannual	Upon maturity	0.95%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2019	US$	Semiannual	Upon maturity	2.75%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2019	US$	Semiannual	Upon maturity	1.77%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2019	UF	Semiannual	Semiannual	1.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2019	UF	Semiannual	Upon maturity	2.60%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2019	UF	Semiannual	Upon maturity	3.07%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2019	UF	Semiannual	Upon maturity	3.34%	3.45%

			Nominal maturities as of December 31, 2018			Current maturities as of December 31, 2018
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	2,674	—	2,674	2,674	—	2,674	(386)	2,288
SQM S.A.	Chile	MUS$250	—	4,648	4,648	—	4,648	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	2,658	—	2,658	2,658	—	2,658	(614)	2,044
SQM S.A.	Chile	H	—	3,756	3,756	—	3,756	3,756	(139)	3,617
SQM S.A.	Chile	O	—	934	934	—	934	934	(67)	867
SQM S.A.	Chile	P	—	1,784	1,784	—	1,784	1,784	(12)	1,772
SQM S.A.	Chile	Q	342	—	342	342	—	342	—	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

c)	Bank borrowings, non-current

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2019 and 2018:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.84%	3.01%

Debtor	Creditor	Nominal non-current amounts as of December 31, 2019				Non-current amounts as of December 31, 2019
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	70,000	70,000	—	—	70,000	70,000	(862)	69,138
Total				70,000	70,000	—	—	70,000	70,000	(862)	69,138

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	3.98%	3.98%

Debtor	Creditor	Nominal non-current amounts as of December 31, 2018				Non-current amounts as of December 31, 2018
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	70,000	70,000	—	—	70,000	70,000	(1,130)	68,870
Total				70,000	70,000	—	—	70,000	70,000	(1,130)	68,870

d)       Non-current unsecured interest-bearing bonds

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2019 and 2018:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current amounts as of December 31, 2019						Non-current amounts as of December 31, 2019
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$
MUS$250	—	—	—	—	250,000	250,000	—	—	—	—	250,000	250,000	(1,514)	248,486
MUS$300	—	—	300,000	—	—	300,000	—	—	300,000	—	—	300,000	(1,393)	298,607
MUS$450	—	—	—		450,000	450,000	—	—	—	—	450,000	450,000	(5,923)	444,077
H	13,749	13,749	13,749	13,749	75,621	130,617	13,749	13,749	13,749	13,749	75,621	130,617	(1,253)	129,364
O	—	—	—	—	56,715	56,715	—	—	—	—	56,715	56,715	(811)	55,904
P	—	—	—	—	113,430	113,430	—	—	—	—	113,430	113,430	(89)	113,341
Q	—	—	—	—	113,430	113,430	—	—	—	—	113,430	113,430	(101)	113,329
Total	13,749	13,749	313,749	13,749	1,059,196	1,414,192	13,749	13,749	313,749	13,749	1,059,196	1,414,192	(11,084)	1,403,108

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repaymen
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current amounts as of December 31, 2018						Non-current amounts as of December 31, 2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	—	—	—	—	250,000	250,000	—	—	—	—	250,000	(131)	249,869
MUS$250	—	—	—	—	250,000	250,000	—	—	—	—	250,000	250,000	(2,202)	247,798
MUS$300	—	—	300,000	—	—	300,000	—	—	300,000	—	—	300,000	(2,006)	297,994
H	14,428	14,428	14,428	14,428	100,992	158,704	14,428	14,428	14,428	14,428	100,992	158,704	(1,392)	157,312
O	—	—	—	—	59,514	59,514	—	—	—	—	59,514	59,514	(878)	58,636
P	—	—	—	—	119,028	119,028	—	—	—	—	119,028	119,028	(101)	118,927
Q	—	—	—	—	119,028	119,028	—	—	—	—	119,028	119,028	(85)	118,943
Total	264,428	14,428	314,428	14,428	648,562	1,256,274	264,428	14,428	314,428	14,428	648,562	1,256,274	(6,795)	1,249,479

e)	Additional information

Bonds

As of December 31, 2019 and 2018, the details of each issuance are as follows:

(i)	Serie “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in 2019.

On July 5, 2019, amortization of principal amounted to UF 181,818.18, (ThUS$ 7.494) with an associated cross currency swap hedge income of ThUS$ 439.

For the years ended December 31, 2019, 2018 and 2017, the Company made the following payments relating to the Series H bonds:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Payments of interest, Series H bonds	7,868	8,325	7,691
Hedge	1,952	495	—
(ii)	Single series bonds, second issue ThUS$ 250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

For the years ended December 31, 2019, 2018 and 2017, the detail of payments charged to this line of single series bonds, second issue is as follows:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Interest payment	13,750	13,750	13,750

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and annual interest rate of 3.80%.

For the years ended December 31, 2019, 2018 and 2017, the Company made the following payments relating to Series O bonds and their associated hedging:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Payment of interest, Series O bonds	2,308	2,457	2,301
Hedge	354	205	—
(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. The bond is for a 10-year term with an annual coupon rate of 3.625%. The funds raised were used to refinance long term liabilities and finance general corporate objectives.

For the years ended December 31, 2019, 2018 and 2017, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Payment of interest	10,875	10,875	10,875

(v)	Single series bonds, fourth issuance ThUS $250,000

On October 23, 2014, the Company informed the CMF the issuance and placement of unsecured bonds amounting ThUS$ 250,000 in international markets. These bonds mature in 2025 and have annual interest rate of 4.375%, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds were publicly offered in Chile.

For the years ended December 31, 2019, 2018 and 2017, the following payments have been made.

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Payment of interest	10,938	10,938	10,938
(vi)	Series “P” bonds

On April 5, 2018, the Company informed the CMF that on March 29, 2018, it was authorized the placement on the stock market of the Series “P” bond with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the years ended December 31, 2019 and 2018, the following payments and their associated CCS have been made:

Payments made	For the year ended 31, 2019	For the year ended 31, 2018	For the year ended 31, 2017
	ThUS$	ThUS$	ThUS$
Payment of interest	3,960	1,085	—
CCS Coverage	2,995	1,421	—

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds" Series Q) was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

For the years ended December 31, 2019 and 2018, the following payments have been made:

Payments made	For the year ended 31, 2019	For the year ended 31, 2018	For the year ended 31, 2017
	ThUS$	ThUS$	ThUS$
Payment of interest	3,791	319	—

(viii)	Single series fifth issue bonds ThUS$ 450,000

On May 7, 2019 the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 on international markets. Essentially, these bonds will mature in 2029, carry an interest rate of 4.25% per annum, and were offered to investors at a price of 99.984% with respect to the capital. This agreement was signed on May 7, 2019 and the bonds were issued and placed in accordance with the provisions of Rule 144A of the US Securities Act of 1933 and they will not be traded in Chile. For the year ended December 31, 2019, the following payments have been made:

Payments made	For the year ended 31, 2019	For the year ended 31, 2018	For the year ended 31, 2017
	ThUS$	ThUS$	ThUS$
Payment of interest	9,563	—	—

f)	Current and non-current lease liabilities

	Current				Non-Current
Associated leasing	Up to 1 month	1 to 3 months	3 to 12 months	Total	1 to 5 years	5 or more years	Total	Balance as of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	262	795	1,830	2,887	13,507	9,792	23,299	26,186
Transport equipment	70	211	571	852	2,530	—	2,530	3,382
Machinery, plant and equipment	327	993	2,635	3,955	3,993	381	4,374	8,329
Total	659	1,999	5,036	7,694	20,030	10,173	30,203	37,897

			Monetary		Non- Monetary
Changes in Lease Liabilities	As of December 31, 2018	Adoption of IFRS 16	Principal l paid	Interest paid	Interest accrued	Balance as of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	—	29,289	(3,101)	(840)	838	26,186
Machinery, plant and equipment	—	11,933	(3,605)	(635)	636	8,329
Transport equipment	—	3,893	(515)	(62)	66	3,382
Total	—	45,115	(7,221)	(1,537)	1,540	37,897

The weighted average of the incremental lease loan rate applied to lease liabilities recognized in the statement of financial position as of December 31, 2019 is 8.08%.

Operating lease expenses

Total lease expenses relating to lease payments under 1 year, low-value leases and variable payments amounted to ThUS$ 51,756 for the year ended December 31, 2019. See Note 24.8.

13.5       Trade and other payables

a)       Details trade and other payables

	As of December 31, 2019			As of December 31, 2018
Details trade and Other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	205,414	—	205,414	163,373	—	163,373
Other accounts payable	376	—	376	378	—	378
Total	205,790	—	205,790	163,751	—	163,751

As of December 31, 2019 and 2018, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2019
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	126,577	4,655	128	116	2,019	—	133,495
Services	51,785	168	—	—	87	—	52,040
Others	8,741	146	—	—		—	8,887
Total	187,103	4,969	128	116	2,106	—	194,422

	Amounts according to payment periods as of December 31, 2018
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	48,969	1,919	912	25	280	—	52,105
Services	37,376	314	157	107	54	—	38,008
Others	54,978	161	20	—	3	—	55,162
Total	141,323	2,394	1,089	132	337	—	145,275

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2019
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	2,086	264	35	65	1,060	—	3,510
Services	3,073	329	116	387	580	—	4,485
Others	1,918	45	311	215	508	—	2,997
Total	7,077	638	462	667	2,148	—	10,992

	Amounts according to payment periods as of December 31, 2018
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,533	209	210	255	462	—	2,669
Services	12,229	838	109	111	450	—	13,737
Others	1,039	385	92	6	170	—	1,692
Total	14,801	1,432	411	372	1,082	—	18,098

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2019, the Company has purchase orders amounting to ThUS$ 101,280 (ThUS$ 59,919 as of December 31, 2018).

13.6 Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	As of December 31, 2019	Effect on profit or loss for the year ended December 31, 2019	As of December 31, 2018	Effect on profit or loss for the year ended December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative financial instruments (IRS)	—	(16)	91	16
Total	—	(16)	91	16

13.7 Financial asset and liability categories

a)       Financial Assets

	As of December 31, 2019			As of December 31, 2018
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	588,530	—	588,530	556,066	—	556,066
Trade receivables due from related parties	61,227	—	61,227	42,790	—	42,790
Financial assets measured at amortized cost	485,689	75	485,764	291,790	75	291,865
Loans and receivables measured at amortized cost	399,142	1,710	400,852	466,619	2,275	468,894
Total financial assets measured at amortized cost	1,534,588	1,785	1,536,373	1,357,265	2,350	1,359,615
Derivative financial instruments for hedging purposes	17,270	3,918	21,188	18,238	13,425	31,663
Derivative financial instruments held for trading	2,531	—	2,531	2,693	—	2,693
Financial assets at fair value through equity	—	4,785	4,785	—	3,631	3,631
Total financial assets at fair value	19,801	8,703	28,504	20,931	17,056	37,987
Total financial assets	1,554,389	10,488	1,564,877	1,378,196	19,406	1,397,602

b)       Financial Liabilities

	As of December 31, 2019			As of December 31, 2018
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Derivative financial instruments for hedging purposes	7,183	16,477	23,660	5,285	12,033	17,318
Derivative financial instruments held for trading	3,168	—	3,168	2,855	—	2,855
Financial liabilities at fair value	10,351	16,477	26,828	8,140	12,033	20,173
Bank loans	199	69,138	69,337	300	68,870	69,170
Obligations to the public	280,578	1,403,108	1,683,686	15,145	1,249,479	1,264,624
Lease liabilities	7,694	30,203	37,897	—	—	—
Trade and other payables)	205,790	—	205,790	163,751	—	163,751
Trade payables due to related parties	475	—	475	9	—	9
Total financial liabilities at amortized cost	494,736	1,502,449	1,997,185	179,205	1,318,349	1,497,554
Total financial liabilities	505,087	1,518,926	2,024,013	187,345	1,330,382	1,517,727

13.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the interest rate swaps, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of cross currency swaps, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, considering the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and Association of Banks and Financial Institutions.

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.
b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.
c)	Level 3: inputs for the asset or liability that are not based on observable market data.

	As of December 31, 2019			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized	Fair value (disclosure)	Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	588,530	588,530	—	—	588,530	—

Other current financial assets:
- Time deposits	485,689	485,689	—	—	485,689	—
- Derivative instruments	—	—	—	—	—	—
- Forwards	—	—	2,420	—	2,420	—
- Options	—	—	111	—	111	—
- Hedging assets	—	—	—	—	—	—
- Investment hedge swaps	—	—	17,270	—	17,270	—
Non-current accounts receivable	1,710	1,710	—	—	—	—
Other non-current financial assets:
- Other	94	94	—	—	94	—
- Options	—	—	4,785	4,785	—	—
- Hedging assets – Swaps	—	—	3,918	—	3,918	—
Other current financial liabilities
- Bank loans	199	199	—	—	199	—
- Derivative instruments	—	—	—	—	—	—
- Forwards	—	—	2,837	—	2,837	—
- Options	—	—	289	—	289	—
- Hedging liabilities	—	—	7,183	—	7,183	—
- Unsecured obligations	280,578	280,578	—	—	280,578	—
- Current lease liabilities	7,694	7,694	—	—	7,694	—

Other non-current financial liabilities:
- Bank loans	69,138	71,033	—	—	71,033	—
- Unsecured obligations	1,403,108	1,658,506	—	—	1,658,506	—
- Non-current hedging liabilities	—	—	16,477	—	16,477	—
- Non-current lease liabilities	30,203	33,187	—	—	33,187	—

	As of December 31, 2018			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized	Fair value (informative)	Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	—	—	556,066	—

Other current financial assets:
- Time deposits	291,790	291,790	—	—	291,790	—
- Forwards	—	—	2,637	—	2,637	—
- Options	—	—	56	—	56	—
- Hedging assets	—	—	—	—	—	—
- Investment hedge swaps	—	—	18,238	—	18,238	—
Non-current accounts receivable	2,275	2,275	—	—	—	—
Other non-current financial assets:
- Other	75	75	—	—	75	—
- Options	—	—	3,631	—	—	—
- Hedging assets – Swaps	—	—	13,425	—	13,425	—
Other current financial liabilities
- Bank loans	300	300	—	—	300	—
- Forwards	—	—	2,723	—	2,723	—
- Options	—	—	132	—	132	—
- Hedging liabilities - Swaps	—	—	5,285	—	5,285	—
- Unsecured obligations	15,145	15,145	—	—	15,145	—

Other non-current financial liabilities:
- Bank loans	68,870	71,826	—	—	71,826	—
- Unsecured obligations	1,249,479	1,357,640	—	—	1,357,640	—
- Non-current hedging liabilities	—	—	12,033	—	12,033	—

13.9	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

•	Cash equivalents approximates fair value due to the short-term maturities of these instruments.
•	The fair value of trade receivables and payables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
•	The fair value of other current financial liabilities is considered to be equal to their carrying values.
•	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.
•	The fair value of debt is considered in Level 2.
•	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5.

Note 14     Intangible assets and goodwill

14.1	Balances
Balances	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Intangible assets other than goodwill	188,358	189,350
Goodwill	34,726	34,866
Total	223,084	224,216

14.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third parties.

Balances and movements in the main classes of intangible assets as of December 31, 2019 and December 31, 2018 are detailed as follows:

		As of December 31, 2019
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	34,471	(28,460)	—	6,011
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,259	(1,131)	(7)	121
Mining property, water rights and rights of way	Indefinite	182,260	—	(2,642)	179,618
Mining property	Finite	1,500	(206)	—	1,294
Customer-related intangible assets	Finite	1,778	(505)	—	1,273
Other intangible assets.	Finite	929	(888)	—	41
Intangible assets other than goodwill		222,197	(31,190)	(2,649)	188,358
Goodwill	Indefinite	38,120	—	(3,394)	34,726
Total Intangible Assets		260,317	(31,190)	(6,043)	223,084

		As of December 31, 2018
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	29,137	(24,569)	—	4,568
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,254	(1,096)	(7)	151
Mining property, water rights and rights of way	Indefinite	183,349	—	(1,729)	181,620
Mining property	Finite	1,500	(88)	—	1,412
Customer-related intangible assets	Finite	1,778	(205)	—	1,573
Other intangible assets	Finite	911	(885)	—	26
Intangible assets other than goodwill		217,929	(26,843)	(1,736)	189,350
Goodwill	Indefinite	38,120	—	(3,254)	34,866
Total Intangible Assets		256,049	(26,843)	(4,990)	224,216

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life of an asset measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining property granted by Corfo, which correspond to assets subject to restitution. For this reason, they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined annually based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity on December 31.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted at a weighted average cost of capital (WACC) rate of 8.48% as of December 31, 2019.

This group of intangible assets includes water rights acquired in Chile and mining property held by the company in Chile and Australia, which are recorded at acquisition cost.

c)	Minimum and maximum amortization life or rates of intangible assets:
Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Mining property, water rights and rights of way	Indefinite	Indefinite
Mining property	1 year	11 years
Intellectual property rights, patents and other industrial property rights, service	1 year	16 years
Commercial trademarks	1 year	5 years
IT programs	2 years	6 years

The following table shows the movements in goodwill as of December 31, 2019:

Company	Gross value As of December 31, 2018	Additional recognition	Accumulated impairment losses	Net value As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	—	(3,214)	—
SQM S.A.	22,255	—	—	22,255
SQM Iberian S.A.	148	—	—	148
SQM Investment Corporation	86	—	—	86
Soquimich Comercial S.A.	320	—	(180)	140
Soquimich European Holding	11,373	—	—	11,373
SQM Potasio S.A.	724	—	—	724
Total	38,120	—	(3,394)	34,726
d)	Information to be disclosed on assets generated internally

The Company has no intangible assets internally generated.

Impairment of goodwill and intangible assets

For the years ended December 31, 2019, 2018 and 2017, impairments of intangible assets and goodwill was recognized amounting ThUS$ 913, ThUS$1,941 and ThUS$1,164, respectively and ThUS$ 140, ThUS$3,254 and zero, respectively.

e)	Reconciliation of identifiable intangible assets as of December 31, 2019:
Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	29,137	1,254	183,349	1,500	1,778	911	38,120	256,049
Additions	2,606	5	227	—	—	18	—	2,856
Other increases / decreases of foreign currency	(7)	—	(2)	—	—	—	—	(9)
Decreases through sale	—	—	(1,314)	—	—	—	—	(1,314)
Other increases (decreases)	2,735	—	—	—	—	—	—	2,735
Total increases (decreases)	5,334	5	(1,089)	—	—	18	—	4,268
Closing balance	34,471	1,259	182,260	1,500	1,778	929	38,120	260,317

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(24,569)	(1,103)	(1,729)	(88)	(205)	(885)	(3,254)	(31,833)
Other increases / decreases of foreign currency	3	—	—	—	—	—	—	3
Other increases (decreases)	(256)	—	—	—	—	—	—	(256)
Impairment losses recognized in profit or loss for the year	—	—	(913)	—	—	—	(140)	(1,053)
Amortization	(3,638)	(35)	—	(118)	(300)	(3)	—	(4,094)
Total increases (decreases)	(3,891)	(35)	(913)	(118)	(300)	(3)	(140)	(5,400)
Closing balance	(28,460)	(1,138)	(2,642)	(206)	(505)	(888)	(3,394)	(37,233)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,568	151	181,620	1,412	1,573	26	34,866	224,216
Additions	2,606	5	227	—	—	18	—	2,856
Amortization	(3,638)	(35)	—	(118)	(300)	(3)	—	(4,094)
Impairment losses recognized in profit or loss for the year	—	—	(913)	—	—	—	(140)	(1,053)
Other increases / decreases of foreign currency	(4)	—	(2)	—	—	—	—	(6)
Decreases through sale	—	—	(1,314)	—	—	—	—	(1,314)
Other increases (decreases)	2,479	—	—	—	—	—	—	2,479
Total increases (decreases)	1,443	(30)	(2,002)	(118)	(300)	15	(140)	(1,132)
Closing balance	6,011	121	179,618	1,294	1,273	41	34,726	223,084

Reconciliation of identifiable intangible assets as of December 31, 2018:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	104,858	1,500	1,778	171	37,972	172,589
Additions	1,159	5	77,201	—	—	11	—	78,376
Other increases / decreases of foreign currency	(5)	(1)	(4)	—	—	—	—	(10)
Other increases (decreases)	2,923	—	1,294	—	—	729	148	5,094
Total increases (decreases)	4,077	4	78,491	—	—	740	148	83,460
Closing balance	29,137	1,254	183,349	1,500	1,778	911	38,120	256,049

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	—	—	—	—	—	(20,830)
Other increases / decreases of foreign currency	4	—	—	—	—	—	—	4
Impairment losses recognized in profit or loss for the year	—	(7)	(1,729)	—	—	—	(3,254)	(4,990)
Amortization	(2,880)	(35)	—	(88)	(205)	—	—	(3,208)
Other increases (decreases)	(1,924)	—	—	—	—	(885)	—	(2,809)
Total increases (decreases)	(4,800)	(42)	(1,729)	(88)	(205)	(885)	(3,254)	(11,003)
Closing balance	(24,569)	(1,103)	(1,729)	(88)	(205)	(885)	(3,254)	(31,833)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	104,858	1,500	1,778	171	37,972	151,759
Additions	1,159	5	77,201	—	—	11	—	78,376
Amortization	(2,880)	(35)	—	(88)	(205)	—	—	(3,208)
Impairment losses recognized in profit or loss for the year	—	(7)	(1,729)	—	—	—	(3,254)	(4,990)
Other increases / decreases of foreign currency	(1)	(1)	(4)	—	—	—	—	(6)
Other increases (decreases)	999	—	1,294	—	—	(156)	148	2,285
Total increases (decreases)	(723)	(38)	76,762	(88)	(205)	(145)	(3,106)	72,457
Closing balance	4,568	151	181,620	1,412	1,573	26	34,866	224,216

g)	Reconciliation of identifiable goodwill as of December 31, 2019:
Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	—	—	—	—	—	—	—	—	3,214
SQM S.A.	22,255	—	—	—	—	—	—	—	—	22,255
SQM Iberian S.A.	148	—	—	—	—	—	—	—	—	148
SQM Investment Corporation	86	—	—	—	—	—	—	—	—	86
Soquimich Comercial S.A.	320	—	—	—	—	—	—	—	—	320
Soquimich European Holding B.V.	11,373	—	—	—	—	—	—	—	—	11,373
SQM Potasio S.A.	724	—	—	—	—	—	—	—	—	724
Total increases (decreases)	38,120	—	—	—	—	—	—	—	—	38,120
Closing balance	38,120	—	—	—	—	—	—	—	—	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	—	—	—	—	—	—	—	—	(3,214)
SQM S.A.	—	—	—	—	—	—	—	—	—	—
SQM Iberian S.A.	—	—	—	—	—	—	—	—	—	—
SQM Investment Corporation	—	—	—	—	—	—	—	—	—	—
Soquimich Comercial S.A.	(40)	—	—	—	—	(140)	—	—	(140)	(180)
Soquimich European Holding B.V.	—	—	—	—	—	—	—	—	—	—
SQM Potasio S.A.	—	—	—	—	—	—	—	—	—	—
Total increases (decreases)	(3,254)	—	—	—	—	(140)	—	—	(140)	(3,394)
Closing balance	(3,254)	—	—	—	—	(140)	—	—	(140)	(3,394)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	—	—	—	—	—	—	—	—	—	—
SQM S.A.	22,255	—	—	—	—	—	—	—	—	22,255
SQM Iberian S.A.	148	—	—	—	—	—	—	—	—	148
SQM Investment Corporation	86	—	—	—	—	—	—	—	—	86
Soquimich Comercial S.A.	280	—	—	—	—	(140)	—	—	(140)	140
Soquimich European Holding B.V.	11,373	—	—	—	—	—	—	—	—	11,373
SQM Potasio S.A.	724	—	—	—	—	—	—	—	—	724
Total increases (decreases)	34,866	—	—	—	—	(140)	—	—	(140)	34,726
Closing balance	34,866	—	—	—	—	(140)	—	—	(140)	34,726

h)	Reconciliation of identifiable goodwill as of December 31, 2018:
Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	—	—	—	—	—	—	—	—	3,214
SQM S.A.	22,255	—	—	—	—	—	—	—	—	22,255
SQM Iberian S.A.	—	—	—	—	—	—	—	148	148	148
SQM Investment Corporation	86	—	—	—	—	—	—	—	—	86
Soquimich Comercial S.A.	320	—	—	—	—	—	—	—	—	320
Soquimich European Holding B.V.	11,373	—	—	—	—	—	—	—	—	11,373
SQM Potasio S.A.	724	—	—	—	—	—	—	—	—	724
Total increases (decreases)	37,972	—	—	—	—	—	—	148	148	38,120
Closing balance	37,972	—	—	—	—	—	—	148	148	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	—	—	—	—	—	—	—	(3,214)	(3,214)	(3,214)
SQM S.A.	—	—	—	—	—	—	—	—	—	—
SQM Iberian S.A.	—	—	—	—	—	—	—	—	—	—
SQM Investment Corporation	—	—	—	—	—	—	—	—	—	—
Soquimich Comercial S.A.	—	—	—	—	—	—	—	(40)	(40)	(40)
Soquimich European Holding B.V.	—	—	—	—	—	—	—	—	—	—
SQM Potasio S.A.	—	—	—	—	—	—	—	—	—	—
Total increases (decreases)	—	—	—	—	—	—	—	(3,254)	(3,254)	(3,254)
Closing balance	—	—	—	—	—	—	—	(3,254)	(3,254)	(3,254)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	—	—	—	—	—	—	(3,214)	(3,214)	—
SQM S.A.	22,255	—	—	—	—	—	—	—	—	22,255
SQM Iberian S.A.	—	—	—	—	—	—	—	148	148	148
SQM Investment Corporation	86	—	—	—	—	—	—	—	—	86
Soquimich Comercial S.A.	320	—	—	—	—	—	—	(40)	(40)	280
Soquimich European Holding B.V.	11,373	—	—	—	—	—	—	—	—	11,373
SQM Potasio S.A.	724	—	—	—	—	—	—	—	—	724
Total increases (decreases)	37,972	—	—	—	—	—	—	(3,106)	(3,106)	34,866
Closing balance	37,972	—	—	—	—	—	—	(3,106)	(3,106)	34,866

Note 15    Property, plant and equipment

As of December 31, 2019 and 2018, the detail of property, plant and equipment is as follows:

15.1 Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,620	24,695
Buildings (1)	252,969	238,808
Other property, plant and equipment	32,604	28,175
Transport equipment (2)	6,042	2,892
Supplies and accessories	4,579	4,722
Office equipment	420	513
Network and communication equipment	663	692
Mining assets	23,174	11,501
IT equipment	4,359	4,980
Energy generating assets	5,998	6,117
Constructions in progress	375,316	207,830
Machinery, plant and equipment (3)	877,326	923,898
Total	1,607,070	1,454,823
(1) The buildings line item includes ThUS$ 25,742 corresponding to right-of-use assets; (2) The line item “Transport equipment” Includes ThUS$ 3,356. corresponding to right-of-use assets; (3) the property, plant and equipment line item includes ThUS$ 8,066 corresponding to right-of-use assets; the total includes ThUS$ 37,164. corresponding to right-of-use assets (IFRS 16)
Property, plant and equipment, gross
Land	23,620	24,695
Buildings (1)	695,316	648,719
Other property, plant and equipment	257,206	245,731
Transport equipment (2)	16,036	11,668
Supplies and accessories	25,531	24,456
Office equipment	11,441	11,377
Network and communication equipment	8,009	7,505
Mining assets	161,619	132,309
IT equipment	28,693	29,955
Energy generating assets	38,495	36,930
Constructions in progress	375,316	207,830
Machinery, plant and equipment (3)	3,154,435	3,068,862
Total	4,795,717	4,450,037
(1) The buildings line item includes ThUS$ 29,289 corresponding to right-of-use assets; (2) The line item “Transport equipment” Includes ThUS$ 3,893 corresponding to right-of-use assets; (3) the property, plant and equipment line item includes ThUS$ 11,933 corresponding to right-of-use assets; the total includes ThUS $45,115 corresponding to right-of-use assets (IFRS 16)
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings (1)	(442,347)	(409,911)
Accumulated depreciation and impairment of other property, plant and equipment	(224,602)	(217,556)
Accumulated depreciation and impairment of transport equipment (2)	(9,994)	(8,776)
Accumulated depreciation and impairment of supplies and accessories	(20,952)	(19,734)
Accumulated depreciation and impairment of office equipment	(11,021)	(10,864)
Accumulated depreciation and impairment of network and communication equipment	(7,346)	(6,813)
Accumulated depreciation and impairment of mining assets	(138,445)	(120,808)
Accumulated depreciation and impairment of IT equipment	(24,334)	(24,975)
Accumulated depreciation and impairment of energy generating assets	(32,497)	(30,813)
Accumulated depreciation and impairment of machinery, plant and equipment (3)	(2,277,109)	(2,144,964)
Total	(3,188,647)	(2,995,214)

(1) The buildings line item includes ThUS$ (3,547) corresponding to depreciation of right-of-use assets; (2) The line item “Transport equipment”. Includes ThUS$ (537) corresponding to right-of-use assets; (3) The property, plant and equipment line item includes ThUS$ (3,867) corresponding to depreciation of right-of-use assets; the total includes ThUS$ (7,951) corresponding to depreciation of right-of-use assets (IFRS 16).

Description of Machinery, plant and equipment	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Machinery, plant and equipment, net
Pumps	32,525	34,145
Conveyor Belt	21,911	22,082
Crystallizer	24,102	27,112
Plant Equipment	170,263	188,934
Tanks	14,159	14,876
Filter	27,080	29,300
Electrical equipment/facilities	92,090	96,179
Other Property, Plant & Equipment	53,396	58,997
Site Closure	12,056	12,967
Right-of-use assets	8,066	—
Piping	96,402	98,498
Well	238,670	250,045
Pond	41,319	42,903
Spare Parts	45,287	47,860
Total	877,326	923,898

15.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019 and 2018:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037
Initial recognition of IFRS 16	—	29,289	—	3,893	—	—	—	—	—	—	—	11,933	45,115
Balance with recognition of IFRS 16	24,695	678,008	245,731	15,561	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,080,795	4,495,152
Additions	—	290	332	—	37	43	159	—	492	—	314,236	6,077	321,666
Disposals	—	—	(858)	—	—	—	—	—	(3)	—	—	(17)	(878)
Increase (decrease) in foreign currency translation difference	(35)	(72)	(4)	(2)	(9)	(3)	—	—	(6)	—	—	(72)	(203)
Reclassifications	132	18,526	12,456	477	745	—	89	16,901	1,289	1,565	(140,104)	88,088	164
Other increases (decreases)	—	—	(451)	—	302	24	256	12,409	(3,034)	—	(6,646)	(20,436)	(17,576)
Decreases for classification as held for sale	(1,172)	(1,436)	—	—	—	—	—	—	—	—	—	—	(2,608)
Total changes	(1,075)	17,308	11,475	475	1,075	64	504	29,310	(1,262)	1,565	167,486	73,640	300,565
Closing balance	23,620	695,316	257,206	16,036	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,154,435	4,795,717

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	—	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	—	(2,144,964)	(2,995,214)
Changes
Disposals	—	—	858	—	—	—	—	—	1	—	—	—	859
Depreciation expense	—	(32,547)	(8,013)	(1,220)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	—	(142,866)	(196,244)
Impairment	—	(49)	—	—	—	—	—	—	—	—	—	—	(49)
Increase (decrease) in foreign currency translation difference	—	28	3	1	7	1	—	—	5	—	—	34	79
Reclassifications	—	7	(6)	1	6	—	1	—	(5)	—	—	(207)	(203)
Other increases (decreases) (*)	—	(155)	112	—	(87)	3	(108)	(10,604)	1,798	(8)	—	10,894	1,845
Decreases for classification as held for sale	—	280	—	—	—	—	—	—	—	—	—	—	280
Total changes	—	(32,436)	(7,046)	(1,218)	(1,218)	(157)	(533)	(17,637)	641	(1,684)	—	(132,145)	(193,433)
Closing balance	—	(442,347)	(224,602)	(9,994)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	—	(2,277,109)	(3,188,647)

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823
Initial recognition of IFRS 16	—	29,289	—	3,893	—	—	—	—	—	—	—	11,933	45,115
Balance with recognition of IFRS 16	24,695	268,097	28,175	6,785	4,722	513	692	11,501	4,980	6,117	207,830	935,831	1,499,938
Additions	—	290	332	—	37	43	159	—	492	—	314,236	6,077	321,666
Disposals	—	—	—	—	—	—	—	—	(2)	—	—	(17)	(19)
Depreciation expense	—	(32,547)	(8,013)	(1,220)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	—	(142,866)	(196,244)
Impairment	—	(49)	—	—	—	—	—	—	—	—	—	—	(49)
Increase (decrease) in foreign currency translation difference	(35)	(44)	(1)	(1)	(2)	(2)	—	—	(1)	—	—	(38)	(124)
Reclassifications	132	18,533	12,450	478	751	—	90	16,901	1,284	1,565	(140,104)	87,881	(39)
Other increases (decreases) (1)	—	(155)	(339)	—	215	27	148	1,805	(1,236)	(8)	(6,646)	(9,542)	(15,731)
Decreases for classification as held for sale (2)	(1,172)	(1,156)	—	—	—	—	—	—	—	—	—	—	(2,328)
Total changes	(1,075)	(15,128)	4,429	(743)	(143)	(93)	(29)	11,673	(621)	(119)	167,486	(58,505)	107,132
Closing balance	23,620	252,969	32,604	6,042	4,579	420	663	23,174	4,359	5,998	375,316	877,326	1,607,070

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Additions	—	28	833	—	41	15	—	—	489	—	263,290	1,448	266,144
Disposals	—	(38)	(7,811)	(51)	—	—	—	—	(10)	—	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	—	—	(11)	—	—	(153)	(398)
Reclassifications	—	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases)	—	(147)	(2,444)	(2)	47	(5)	(1)	—	349	212	(29,837)	7,220	(24,608)
Decreases for classification as held for sale	(141)	—	—	—	—	—	—	—	—	—	—	—	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	—	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	—	(1,988,233)	(2,795,845)
Disposals	—	38	7,737	8	—	—	—	—	10	—	—	1,722	9,515
Depreciation expense	—	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	—	(158,900)	(211,251)
Impairment	—	(437)	—	—	—	—	—	—	—	(12)	—	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	—	41	4	1	12	3	—	—	(1)	—	—	61	121
Reclassifications	—	106	(483)	—	(87)	(17)	(28)	—	90	1	—	419	1
Other increases (decreases)	—	115	2,570	33	23	39	4	—	(63)	6	—	908	3,635
Total changes	—	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	—	(156,731)	(199,369)
Closing balance	—	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	—	(2,144,964)	(2,995,214)

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	—	28	833	—	41	15	—	—	489	—	263,290	1,448	266,144
Disposals	—	—	(74)	(43)	—	—	—	—	—	—	(6,582)	56	(6,643)
Depreciation expense	—	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	—	(158,900)	(211,251)
Impairment	—	(437)	—	—	—	—	—	—	—	(12)	—	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	—	—	(12)	—	—	(92)	(277)
Reclassifications	—	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	—
Other increases (decreases) (1)	—	(32)	126	31	70	34	3	—	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (2)	(141)	—	—	—	—	—	—	—	—	—	—	—	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) assets for retirement obligations and (v) software that is reclassified to Intangibles.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale. These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

15.3 Reconciliation of changes in right of use assets, by classes

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	—	29,289	—	3,893	—	—	—	—	—	—	—	11,933	45,115
Balance with recognition of IFRS 16	—	29,289	—	3,893	—	—	—	—	—	—	—	11,933	45,115
Depreciation expense	—	(3,547)	—	(537)	—	—	—	—	—	—	—	(3,867)	(7,951)
Impairment	—	—	—	—	—	—	—	—	—	—	—	—	—
Other increases (decreases)	—	—	—	—	—	—	—	—	—	—	—	—	—
Total changes	—	(3,547)	—	(537)	—	—	—	—	—	—	—	(3,867)	(7,951)
Closing balance	—	25,742	—	3,356	—	—	—	—	—	—	—	8,066	37,164
The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, notably rights-of-use to equipment and real estate.
(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as (i) variable lease payments, (ii) expansion options and termination options, (iii) guaranteed residual value and (iv) leases not yet undertaken but committed by the Company.
(c)	These are not subject to restrictions or agreements imposed by contracts.
(d)	There were no sales lease back in the period.

15.4 Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

15.5 Impairment of assets

As indicated in Note 3.16 to the financial statements, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset could be impaired. For the years ended December 31, 2019, 2018 and 2017, the Company recognized impairment losses amounting ThUS$ 49, ThUS$ 1,390 and ThUS$5,205, respectively.

15.6 Additional Information

As of December 31, 2019, capitalized interest as part of assets under construction is presented in Note 28.

Note 16    Other current and non-current non-financial assets

As of December 31, 2019, and December 31, 2018, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Domestic value added tax	17,807	20,209
Foreign value added tax	8,566	7,211
Prepaid mining property	1,244	1,329
Prepaid insurance	7,135	1,763
Other prepayments	1,423	1,774
Refund of value added tax to exporters	10,560	12,545
Other taxes	3,213	2,800
Other assets	604	341
Total	50,552	47,972

Other non-financial assets, non-current	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	18,654	26,189
Guarantee deposits	551	712
Other assets	524	638
Total	19,729	27,539
1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets relating to the exploration and evaluation of mineral resources as of December 31, 2019, 2018 and 2017:

Reconciliation	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Opening balance	26,189	17,721	23,008
Change in assets for exploration and evaluation of mineral resources
Additions	—	11,298	—
Short-term reclassifications	(1,311)	1,987	595
Increase (decrease) due to transfers and other charges	(6,224)	(4,817)	(5,882)
Total changes	(7,535)	8,468	(5,287)
Final balance	18,654	26,189	17,721

As of the reporting date, no revaluations of assets for exploration and assessment of mineral resources have been conducted.

Note 17    Employee benefits

17.1       Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Current
Profit sharing and bonuses	16,387	20,085
Total	16,387	20,085
Non-current
Profit sharing and bonuses	8,026	8,831
Severance indemnity payments	27,814	28,233
Total	35,840	37,064

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

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America. (see Note 17.4)

The Company maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

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

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required Compulsory Unemployment Insurance in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

17.3       Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value and an executive compensation plan (see Note 17.6).

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 3.68%.

(a)	Benefit payment conditions

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

(b)	Methodology

The Company’s benefits obligation under IAS 19, Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

This model considered months as discrete time, i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2014 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on “Retirement Benefit Costs”.

17.4       Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Changes in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	8,657	8,755	8,185
Service cost	—	—	2
Interest cost	336	319	359
Actuarial loss	984	63	556
Benefits paid	(391)	(480)	(347)
Total	9,586	8,657	8,755

Reconciliation	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Changes in the plan assets	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	8,404	8,751	7,404
Actual return (loss) in plan assets	741	133	1,694
Benefits paid	(391)	(480)	(347)
Fair value of plan assets at the end of the year	8,754	8,404	8,751
Financing status	(832)	(253)	(4)

Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(2,614)	(2,614)	(3,432)
Amortization during the year	242	160	219
Net estimated gain or loss occurred during the year	(854)	(568)	599
Adjustment to recognize the minimum pension obligation	(3,226)	(3,022)	(2,614)

Service cost or benefits received during the year	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Service cost or benefits received during the year	—	—	2
Interest cost in benefit obligation	336	319	359
Actual return in plan assets	741	133	1,694
Amortization of prior year losses	242	160	219
Net gain during the year	(854)	(568)	599
Net periodic pension expense	(33)	(159)	41

17.5 Staff severance indemnities

As of December 31, 2019, 2018 and 2017 severance indemnities calculated at the actuarial value are as follows:

Classes of benefits and expenses by employee	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Opening balance	(28,233)	(27,445)	(22,532)
Current cost of service	(2,880)	(1,529)	(934)
Interest cost	(1,661)	(1,658)	(1,488)
Actuarial gain/loss	(2,514)	(1,617)	(1,144)
Exchange rate difference	2,475	2,710	(2,284)
Benefits paid during the year	4,999	1,306	937
Total	(27,814)	(28,233)	(27,445)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	Annual/Years
Mortality rate	RV - 2014	RV - 2014	RV - 2014
Actual annual interest rate	3.68%	4.64%	5.114%
Voluntary retirement rate:
Men	6.49%	6.49%	6.49%	Annual
Women	6.49%	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	3.00%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2019 and 2018, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2019	Effect + 100 basis points	Effect + 100 basis points
	ThUS$	ThUS$
Discount rate	(1,796)	2,021
Employee turnover rate	(236)	263

Sensitivity analysis as of December 31, 2018	Effect + 100 basis points	Effect + 100 basis points
	ThUS$	ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

Sensitivity relates to an increase/decrease of 100 basis points.

17.6       Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 30 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$ 54 per share), multiplied
b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1. 2017.

The effect of the plan considers 427,652 shares reflected as a cost of ThUS$ 806 in the results for the period ending December 31, 2019. As of December 31, 2018, the effect of the plan was 476,302 shares, equal to ThUS$ 3,754 recognized as a provision reflected against profit or loss for 2018.

Executed shares during 2019 were 83,609.

Note 18    Provisions and other non-financial liabilities

18.1	Types of provisions
	As of December 31, 2019			As of December 31, 2018
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	13,472	1,452	14,924	11,862	3,000	14,862
Provision for dismantling, restoration and rehabilitation cost (2)	—	33,238	33,238	—	28,822	28,822
Other provisions (3)	97,093	—	97,093	94,335	—	94,335
Total	110,565	34,690	145,255	106,197	31,822	138,019

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) The provisions related to commitments with Sernageomin have been incorporated through the issuance of a guarantee for the restoration of the place where the production sites are located.

(3) See Note 18.2

18.2	Description of other provisions
Current provisions, other short-term provisions	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Rent under lease contract (1)	90,320	84,826
Provision for additional tax related to foreign loans	543	471
End of agreement bonus	3,641	5,129
Directors’ per diem allowance	1,802	2,881
Miscellaneous provisions	787	1,028
Total	97,093	94,335

(1) Payment obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Part of these obligations are the quarterly lease payments to Corfo, according to SQM Salar's product sales from leased mining properties. Since 2018, another part are the annual contributions by SQM Salar to research and development, to local communities to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta.

18.3	Other non-financial liabilities, current
Description of other liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Tax withholdings	3,345	4,782
VAT payable	3,465	7,345
Guarantees received	2,641	2,641
Accrual for dividend	68,890	109,670
Monthly tax provisional payments	16,659	21,001
Deferred income	3,033	18,574
Withholdings from employees and salaries payable	4,575	6,052
Accrued vacations (1)	21,686	20,070
Other current liabilities	2,605	4,489
Total	126,899	194,624

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

18.4	Changes in provisions
Description of items that gave rise to variations as of December 31, 2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	4,111	4,416	150,314	158,841
Provision used	(4,049)	—	(147,532)	(151,581)
Increase(decrease) in foreign currency exchange	—	—	(24)	(24)
others	—	—	—	—
Total Increase (decreases)	62	4,416	2,758	7,236
Total	14,924	33,238	97,093	145,255

Description of items that gave rise to variations as of December 31, 2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes
Additional provisions	1,000	1,820	181,244	184,064
Provision used	(5,557)	—	(133,949)	(139,506)
Increase(decrease) in foreign currency exchange	—	—	—	—
others	—	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total	14,862	28,822	94,335	138,019

Description of items that gave rise to variations as of December 31, 2017	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	—	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	—	—	9	9
others	—	—	6	6
Total Increase (decreases)	(4,448)	21,064	25,984	42,600
Total	19,419	26,954	47,073	93,446

Note 19    Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

19.1       Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management should consider that with respect to Series H and Series O Bonds, if the indebtedness Level (as this term is defined in the respective issuance contracts) exceeds 1.2 times (provided that this does not exceed 1.44 times), the Company must offer bondholders of these series the voluntary and individual option for early redemption of these bonds at par value. As a consequence of the IFRS 16 becoming effective and being implemented in these financial statements, the indebtedness ratio as of December 31, 2019 reached a proportion of 1.19; therefore, the Company did not make the corresponding offer at the reporting date.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2019	As of December 31, 2018	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	719,809	471,755	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.45	4.32	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.25	0.18	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	13.154%	20.7%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	645,142	855,652	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (MUS$)	669,831	902,450	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	12.76%	20.31%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.19	1.00	Total Liabilities on Equity	Total Liabilities / Total Equity

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded.

19.2       Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

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

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At December 31, 2019 and 2018, the Company does not hold shares of the Parent Company either directly or through its investees.

Detail of capital classes in shares:

As of December 31, 2019 and 2018, the Company has not placed any new shares issues on the market

Type of capital in preferred shares	As of December 31, 2019		As of December 31, 2018
	Serie A	Serie B	Serie A	Serie B
Description of type of capital in preferred shares
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	—	—	—	—
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	—	—	—	—
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	—	—	—	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	—	—	—	—
Amount of reserves ThUS$	—	—	—	—
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

19.3 Disclosures on reserves in Equity

As of December 31, 2019, 2018 and 2017, this caption comprises the following:

Disclosures on reserves un Equity	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion	(25,745)	(26,307)	(24,913)
Reserve for cash flow hedges	7,196	7,971	2,248
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(270)	(1,111)	2,937
Reserve for actuarial gains or losses in defined benefit plans	(9,490)	(6,884)	(5,953)
Other reserves	14,086	11,332	11,332
Total	(14,223)	(14,999)	(14,349)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence, and these have accordingly been measured at fair value through equity. If such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019.

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	(19,463)	64	—	(5,446)	612	4,813	(1,300)	7,832	(12,200)	(688)	(12,888)
Increase	1,992	4,068	—	1,092	(308)	6,090	—	3,500	16,742	(308)	16,434
Decrease	(7,442)	(1,884)	—	(2,493)	590	(6,116)	(550)	—	(17,935)	40	(17,895)
Closing balance as of December 31, 2017	(24,913)	2,248	—	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)
Increase	6,542	14,794	—	674	(133)	294	(79)	—	22,304	(212)	22,092
Decrease	(7,936)	(9,071)	—	(2,003)	531	(5,841)	1,578	—	(24,851)	2,109	(22,742)
Closing balance as of December 31, 2018	(26,307)	7,971	—	(8,176)	1,292	(760)	(351)	11,332	(15,940)	941	(14,999)
Increase	1,824	8,628	(2,683)	—	—	1,570	(424)	3,093	15,115	(3,107)	12,008
Decrease	(1,262)	(6,720)	—	(3,306)	700	(418)	113	(339)	(12,045)	813	(11,232)
Closing balance as of December 31, 2019	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and Associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary - Associate	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
SQM Iberian S.A. (1)	9,464	9,464	9,464
SQM Europe NV	1,957	1,957	1,957
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	455	455	455
Doktor Tarsa Tarim Sanayi AS	305	305	305
Kore Potash PLC	2,754	—	—
Total	15,763	13,009	13,009
Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)	(1,677)
Total Other reserves	14,086	11,332	11,332
(1)	In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations

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

Dividend policy for year 2019

The Company has defined the following dividend policy:

a)	Distribute and pay, as a final dividend and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:
(I)	100% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.
(II)	80% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.
(III)	60% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2019 net income.

b)	Distribute and pay, if possible and during 2019, three interim dividends that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2019 interim financial statements, respectively, Its amounts shall be calculated as follows:
(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.
(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.
(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.
c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.
d)	At the ordinary shareholders meeting that will be held in 2020, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2019.

e)	If there is an excess of net income in 2019, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends is not considered.

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

19.5 Interim and provisional dividends

The ordinary shareholders’ meeting held on April 25, 2019, agreed to distribute and pay 100% of the distributable net profit obtained by the Company during the 2018 fiscal year, as dividend. Consequently, in May 2019, the Company paid a definitive dividend of US$ 1.67111 per share as distributable net profit obtained during the 2018 fiscal year. An amount of US$ 1.25837 per share was subtracted from this amount, as it had already been paid as interim dividend in 2018.

On May 22, 2019, the Board agreed to pay an interim dividend equivalent to US$ 0.30598 per share, charged to the Company's net income for 2019. This amount was paid in Chilean pesos at the official exchange rate to the Dollar published in the Official Gazette on May 29, 2019.

On August 21, 2019, the Board paid a provisional dividend equivalent to US$ 0.26669 per share with a charge to Company earnings for 2019. Such amount was paid in its equivalent in Chilean pesos, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 30, 2019. This dividend was paid to shareholders, in person or through their duly authorized representatives, starting at 9.00 a.m. on September 12, 2019. The shareholders who are registered in the Company’s Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

On November 20, 2019, the Board of Directors agreed to pay an interim dividend equivalent to US $ 0.22987 per share, to be charged to the Company's 2019 earnings. This amount was paid in its Pesos equivalent according to the value of the Observed Dollar published in the Official Gazette of November 29, 2019.

19.6 Interim and provisional dividends

Dividends were the following:

Dividends	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	882	823	55,501
Soquimich Comercial S.A. Interim Dividend	3,936	7,872	—
Soquimich Comercial S.A. Payable Dividend	1,999	1,038	3,171
Non-controlling interests	6,817	9,733	58,672
Interim dividend	211,224	331,199	317,243
Additional dividend	—	100,000	—
Dividends payable	66,891	108,631	107,358
Owners of the Parent	278,115	539,8300	424,601
Dividends discounted from equity for the period	284,932	549,563	483,273

19.7 Non-controlling interest

Detail of non-controlling interests

		Profit (loss) attributable to non-controlling interest			Equity, non-controlling interests			Dividends paid to noncontrolling interests
Subsidiaries	% of interests in the ownership held by non-controlling interest	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	0.00001%	—	—	—	—	—	—	—	—	—
Ajay SQM Chile S.A.	49%	740	1,176	1,023	8,517	8,659	8,306	882	823	989
Soquimich Comercial S.A.	39.3616784%	1,999	1,375	100	38,103	41,855	49,247	5,935	8,910	1,264
Comercial Agrorama Ltda.	30%	(251)	(318)	(403)	(693)	(481)	(184)	—	—	—
Agrorama S.A.	0.001%	—	—		—	—	—	—	—	—
Orcoma Estudios SPA	49%	—	—	—	2,277	2,277	2,277	—	—	—
SQM Indonesia S.A.	20%	—	—	—	1	1	—	—	—	—
Total		2,488	2,233	720	48,205	52,311	59,646	6,817	9,733	2,253

Note 20 Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Net profit attributable to owners of the parent	278,115	439,830	427,697

Basic earnings per share	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	Units	Units	Units
Number of common shares in circulation	263,196,524	263,196,524	263,196,524
Basic earnings per share (US$ per share)	1.0567	1.6711	1.6250

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Note 21    Contingencies and restrictions

In accordance with note 18.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company, The Company is party to the following lawsuits and other relevant legal actions:

21.1 Lawsuits and other relevant events

(a)	Plaintiff	:	City of Pomona California, USA
	Defendants	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018, district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury, On February 6, 2020, the court of appeals of the 9th circuit of United States ordered a retrial before the District Court.
	Nominal value	:	~ ThUS$ 32,000

(b)	Plaintiff	:	City of Lindsay, California, USA
	Defendants	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

(c)	Plaintiff	:	H&V Van Mele N.V.
	Defendants	:	NV Euroports, SQM Europe N.V. y and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for EUR 206,675.91, Appeal presented in November 2017
	Nominal value	:	~ ThUS$ 430

(d)	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendants	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees
	Status	:	On May 7, 2019 2019 The 18th Civil Court of Santiago rejected the lawsuit. The case is before the Santiago Court of Appeals, which will hear the plaintiffs' appeal
	Nominal value	:	~ ThUS$ 1,235

(e)	Plaintiff	:	SQM Salar S.A. and the Company
	Defendants	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016.
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013
	Status	:	Evidence stage
	Nominal value	:	~ ThUS$ 20,658

(f)	Plaintiff	:	Tyne and Wear Pension Fund represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff
	Defendants	:	The Company
	Date	:	January 2016
	Court	:	United States District Court – Southern District of New York
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company
	Status	:	Initial stage of disclosure of background information
	Nominal value	:	Not determined

(g)	Plaintiff	:	Ernesto Saldaña González et al
	Defendants	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies
	Date	:	May 2016
	Court	:	13th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location
	Status	:	On March 6, 2019, the ruling in first instance was passed, dismissing the claim. The case is currently before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$ 515

(h)	Plaintiff	:	Transportes Buen Destino S.A.
	Defendants	:	SQM Salar.
	Date	:	January 24, 2018
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation
	Status	:	Pending evidentiary stage.
	Nominal value	:	~ ThUS$ 3,019

(i)	Plaintiff	:	Atacameña de Peine Indigenous Community, Atacameña de Camar Indigenous Community and the Consejo de Pueblos Atacameños.
	Defendants	:	SMA. SQM Salar has intervened as an independent third party.
	Date	:	January 30, 2019
	Court	:	1st Environmental Court
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by SQM Salar.
	Status	:	On December 26, 2019, the First Environmental Court of Antofagasta partially accepted the claim presented by the indigenous communities, rendering null and void the SMA resolution that approved the PdC and suspended the sanctions process against SQM Salar. On January 16, 2020, motions for cassation on grounds of form and substance, filed by the Company, were declared admissible and these will be addressed and resolved by the Supreme Court.
	Nominal value	:	Not determined

(j)	Plaintiff	:	Quillagua Aymara Indigenous Community and Quechua de Huatacondo Indigenous Community
	Defendants	:	SMA
	Date	:	March 22, 2019
	Court	:	First Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by the Company
	Status	:	Pending the case hearing
	Nominal value	:	Not determined

(k)	Plaintiff	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendants	:	CORFO. The entity has intervened as an independent third party
	Date	:	September 6,2018
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Status	:	Discussion stage
	Nominal value	:	Not determined

(l)	Plaintiff	:	Danilo Andrés Araya Rojas et al.
	Defendants	:	FPC Ingeniería y Construcción SpA, SQM S.A. and its insurers
	Date	:	May, 2019
	Court	:	19° Civil Court of Santiago
	Reason	:	Claim seeking compensation for damages, for extracontractual liability resulting from the traffic accident occurring on March 5, 2018 on Route 5, kilometer 1713, near Pozo Almonte, involving an overturned pick-up truck owned by FPC resulting in the death of its two occupants, both employees of FPC, one of which was father of the four claimants. At the time the accident occurred, the employees were heading towards their homes on the SQM site in Nueva Victoria (traffic accident). The four children of one of the deceased employees are the claimants in this case, compensation for moral damages
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 1,194.

(m)	Plaintiff	:	Servicios Logísticos Integrales Inversol SpA
	Defendants	:	SQM Salar
	Date	:	June 24, 2019.
	Court	:	Arbitration in accordance with the rules established by CAM
	Reason	:	Controversies originating in the implementation of the salt transportation contract
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 7,029

(n)	Plaintiff	:	Fennix Industrial SpA
	Defendants	:	SQM Salar
	Date	:	April 17, 2019.
	Court	:	First Civil Court of Concepción.
	Reason	:	Disputes arising from the execution of civil works and electromechanical assembly contracts.
	Status	:	Pending ruling on motion to dismiss based on lack of jurisdiction.
	Nominal value	:	~ ThUS$ 770

(o)	Plaintiff	Fennix Industrial SpA
	Defendants	SQM Salar and other
	Date	May 8, 2019.
	Court	Criminal Court of San Pedro de la Paz
	Reason	Alleged misappropriation of funds - controversies originating from contract execution for civil works and electromechanical assembly
	Status	Research stage.
	Nominal value	~ThUS$ 436

(p)	Plaintiff	Arrigoni Ingeniería y construcción S.A.
	Defendants	SQM Salar
	Date	November 21, 2019
	Court	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	Request to declare the end of Works Contract No. SC 9500002949, named “Expansion of Lithium Carbonate Plant Phase II” dated April 2, 2018
	Status	Discussion stage
	Nominal value	ThUS$ 13,054

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

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.2 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$ 0.2 million.

21.2       Restrictions to management or financial limits

Contracts that subscribed the issuance of bonds in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12-month period:

Maintain a borrowing ratio less than 1.44 for the Series H bond and Series O bond.

Furthermore, both bonds establish that if the borrowing ratio (as this term is defined in the respective issuance contracts) exceeds 1.2, (provided that this does not exceed than 1.44 times), the bondholders can voluntarily and individually choose to redeem these bonds early at par value. The indebtedness ratio as of December 31, 2019 reached a proportion of 1.19.

As of December 31, 2019, the above-mentioned financial indicator has the following values:

Indicator	As of December 31, 2019	As of December 31, 2018
Leverage	1.19	1.00

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

The SMA approved SQM’s proposed compliance program in its resolution dated January 26, 2019, and this program is currently being executed. On March 22, 2019, the indigenous communities of Quillagua and Huatacondo filed a complaint against the resolution that approved the compliance program before the First Environmental Court of Antofagasta (R-21-2019). This process was suspended on May 16, 2019.

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information, amending variables, and other charges.

SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 26, 2019, the Environmental Court of Antofagasta rendered null and void the SMA ruling that approved the program and the SMA and SQM Salar presented motions for cassation against this verdict. These were accepted for processing and submitted to the Supreme Court and are currently pending final ruling. Although the ruling approving the compliance program has been rendered null and void, SQM Salar continues to comply with the measures it agreed to under this program. Once the Supreme Court resolves these issues, approval of the compliance program may be confirmed, a new program may be presented that considers other measures in agreement with the SMA or the sanctions process may be reinstated. This latter event may consider the application of fines up to US$9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

21.4       Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172, which extend the application of specific mining tax to lithium exploitation. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$ 7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim. The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as current taxes receivable and non-current taxes receivable as of December 31, 2019 and 2018.

The amount in dispute is US$ 32.2 million, and approximately US$ 25.2 million of this sum is the potential specific mining tax associated with lithium, whereas US$7.0 million is an excess charge by the SII regarding this latter value, the internal revenue service (SII) has acknowledged the excessive charge of US$5.8 million, and a request has been made on October 17, 2019 for it to be returned. The difference of US$ 1.2 million for the lower first category tax rate plus interests and fines will be reinstated at the end of the trial.

The SII has not settled differences with respect to specific mining taxes for 2016, 2017, 2018 and 2019. the current business year. As of the date of these financial statements, the Company has not made provisions for these potential differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017, 2018 and 2019 financial years, It is reasonable to expect that should these assessments for the period 2016 through the fourth quarter of 2019 be issued, the value would be approximately US$ 69 million (without considering potential interest and fines).

The Company continues to undertake all legal efforts to actively and decidedly defend its interests.

21.5       Contingencies regarding the Changes to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Companies be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

21.6        Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States. The consolidated lawsuit alleges that certain statements made by the Company between June 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards. The primary plaintiff seeks compensation for the class in a yet undetermined amount for economic losses occurring as a result of the questioned statements. On January 10, 2018, the primary plaintiff filed a motion to certify a class composed of all people or entities who purchased ADSs in the Company between June 30, 2010, and March 18, 2015, and this motion is still pending with the court.

Although the Company expects to actively and decisively defend its position, the outcome of this litigation cannot be predicted.

21.7	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2019, the guarantee amounts to ThUS$ 551.

21.8       Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 9,611 and ThUS$ 9,423 on December 31, 2019 and December 31, 2018 respectively; which is detailed as follows:

Grantor	Relationship	As of December 31, 2019	As of December 31, 2019
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	5,372	3,598
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Contador Frutos S.A.	Unrelated Third party	—	1,587
Covepa SPA	Unrelated Third party	671	720
Johannes Epple Davanzo	Unrelated Third party	300	321
Hortofrutícola La Serena	Unrelated Third party	282	294
Com. Serv Johannes Epple Davanz	Unrelated Third party	269	—
Juan Luis Gaete Chesta	Unrelated Third party	182	195
Arena Fertilizantes y Semillas	Unrelated Third party	201	216
Vicente Oyarce Castro	Unrelated Third party	213	222
Soc. Agrocom. Julio Polanco	Unrelated Third party	—	144
Bernardo Guzmán Schmidt	Unrelated Third party	121	126
Total		9,611	9,423

21.9       Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

	Debtor			Outstanding balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	As of December 31, 2019	As of December 31, 2018
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Generale Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Kredietbank	SQM North America Corp	Subsidiary	Guarantee	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM North America Corp	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	Nitratos Naturais do Chile Ltda.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM México S.A. de C.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM Brasil Ltda.	Subsidiary	Guarantee	-	-
“BNP’’	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Sociedad Nacional de Minería A.G.	SQM Potasio S.A.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Guarantee	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

Note 22    Lawsuits and complaints

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result, the Company conducted its own internal investigation through an ad-hoc Board committee. The Company’s securities are traded in the USA, so the Company is subject to US law. The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms of the Deferred Prosecution Agreement with the DOJ, denominated DPA the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounted, approximately US$ 30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the “Other Expenses by function” line.

Note 23    Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: implementation, economically feasible, not economically feasible and in exploitation:

(a)	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in accordance with Note 3.23 as Non-Current Assets, in the line item Construction in progress of Property, Plant and Equipment.
-	Chile: ThUS$ 12,841 and ThUS$ 10,292 corresponds to exploration relating caliche and brine exploration as of December 31, 2019 and 2018.
-	For Mt Holland, total disbursements corresponding to construction in progress (which includes exploration disbursements) amount to ThUS$ 30,475 as of December 31, 2019, and ThUS$ 11,298 as of December 31, 2018.
(b)	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under “Other Non-current Non-Financial Assets”, The balance as of December 31, 2019, is ThUS$ 6,576 and as of December 31, 2018, it is ThUS$ 5,099.

At December 31, 2019, ThUS$ 3,433 corresponding to advanced metallic exploration are also presented under the heading "Other Non-Current Non-Financial Assets". As of 31 December 2018, there were no capitalizations for this concept.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

(c)	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, are charged to profit and loss. As of December 31, 2019, there was a total of ThUS$ 165 for this concept, and as of December 31, 2018, there were no disbursements for this concept.
(d)	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is exploited in the following 12 months is presented as “Current Assets” in the “Process Inventories”, the remaining portion is classified as “Other Non-current Non-Financial Assets”.

As of December 31, 2019, the amount in “Current Assets” is ThUS$ 1,367 and the balance as of December 31, 2018 for this concept is ThUS$ 2,028, while in the item “Other Non-current Non-Financial Assets” as of December 31, 2019 is ThUS$ 8,645 and as of December 31, 2018 is ThUS$ 9,791.

Note 24    Gains (losses) from operating activities in the statement of income, included according to their nature

24.1	Revenue from operating activities

The Group generates revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines.

(a)	Geographic areas:
For the year ended December 31, 2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,975	1,064	599	27,371	39,512	33,336	211,857
Latin America and the Caribbean	78,872	7,972	3,593	64,868	6,354	269	161,928
Europe	149,992	123,525	76,250	27,973	15,289	735	393,764
North America	243,399	90,070	45,810	43,312	27,798	883	451,272
Asia and others	141,682	148,389	379,462	48,627	5,922	752	724,834
Total	723,920	371,020	505,714	212,151	94,875	35,975	1,943,655

For the year ended December 31, 2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	111,595	1,052	700	25,593	4,575	45,834	189,349
Latin America and the Caribbean	77,737	6,389	3,598	80,192	12,098	177	180,191
Europe	200,229	112,080	103,430	46,068	17,384	473	479,664
North America	240,995	83,587	68,254	50,685	27,347	647	471,515
Asia and others	151,195	121,864	558,819	64,936	46,863	1,407	945,084
Total	781,751	324,972	734,801	267,474	108,267	48,538	2,265,803

For the year ended December 31, 2017
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	91,243	1,054	802	20,001	2,522	45,942	161,564
Latin America and the Caribbean	71,335	5,756	3,109	142,610	9,180	155	232,145
Europe	177,997	81,557	88,443	72,405	28,346	305	449,053
North America	235,963	67,491	42,918	69,105	25,824	553	441,854
Asia and others	120,713	96,265	509,301	75,205	69,706	1,517	872,707
Total	697,251	252,123	644,573	379,326	135,578	48,472	2,157,323

(b)	Main product and service lines:
	For the period from January to December of the year
Products and Services	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	723,920	781,751	697,251
- Sodium Nitrates	20,679	17,688	18,555
- Potassium nitrate and sodium potassium nitrate	457,477	527,945	474,451
- Specialty Blends	153,739	145,511	121,263
- Other specialty fertilizers	92,025	90,607	82,982
Iodine and derivatives	371,020	324,972	252,123
Lithium and derivatives	505,714	734,801	644,573
Potassium	212,151	267,474	379,326
Industrial chemicals	94,875	108,267	135,578
Other	35,975	48,538	48,472
- Services	3,410	4,017	3,795
- Income from leasing properties	1,438	1,474	71
- Income from subleases on right-of-use assets	261	—	—
- Commodities	16,176	18,581	11,822
- Other ordinary income from Commercial Offices	14,690	24,466	32,784
Total	1,943,655	2,265,803	2,157,323

24.2	Cost of sales

Cost of sales broken down by nature of expense

	For the period from January to December of the year
Cost of sales	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(271,912)	(260,869)	(227,617)
Classes of employee benefit expenses	(178,493)	(203,571)	(172,158)
Depreciation expense	(188,157)	(212,641)	(232,365)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(5,450)	—	—
Amortization expense	(5,102)	(6,376)	(7,490)
Investment plan expenses	(18,367)	(11,860)	(14,796)
Provision for site closure	(911)	(2,045)	(2,960)
Provision for materials, spare parts and supplies	(7,500)	1,721	1,746
Contractors	(123,096)	(120,923)	(118,610)
Operating leases	(47,007)	(37,245)	(36,333)
Mining concessions	(7,856)	(8,168)	(7,802)
Operations transport	(56,376)	(64,352)	(69,051)
Freight and product transport costs	(46,264)	(51,387)	(55,383)
Purchase of products from third parties	(189,583)	(182,695)	(184,226)
Insurance	(16,968)	(11,923)	(10,255)
CORFO rights	(143,861)	(182,954)	(46,274)
Export costs	(97,103)	(107,418)	(86,831)
Expenses related to variable payment leases (contracts under IFRS 16)	(1,096)	—	—
Variation in inventory	52,557	20,597	(76,009)
Variation in inventory provision	17,107	(8,997)	(14,989)
Other expenses, by nature	(48,165)	(34,525)	(33,419)
Total	(1,383,603)	(1,485,631)	(1,394,822)

24.3	Other income
Other income	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	676	705	345
Fines charged to suppliers	483	698	199
Taxes recovered	457	996	1,278
Amounts recovered from insurance	492	443	154
Overestimate of provisions for third-party obligations	983	375	586
Other operating income	2,422	1,536	4,543
Options on mining claims	5,298	16,095	2,607
Easements, pipelines and roads	7,204	10,806	4,656
Reimbursement mining licenses and notary expenses	203	394	1,196
Shares obtained in junior mining companies through options	—	—	2,263
Total	18,218	32,048	17,827
24.4	Administrative expenses
Administrative expenses	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Remuneration and benefits to employees	(60,255)	(63,880)	(51,761)
Marketing costs	(3,911)	(3,078)	(2,539)
Amortization expenses	(5)	(15)	(8)
Entertainment expenses	(5,783)	(4,805)	(4,781)
Advisory services	(13,862)	(12,848)	(14,348)
Leases	(3,653)	(4,556)	(4,097)
Insurance	(2,553)	(1,758)	(1,767)
Office expenses	(7,327)	(8,165)	(5,357)
Contractors	(4,874)	(5,730)	(4,805)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,501)	—	—
Other expenses, by nature	(12,456)	(13,291)	(11,708)
Total	(117,180)	(118,126)	(101,171)

24.5	Other expenses by function
	For the period from January to December of the year
Other expenses by function	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	(136)	(59)	(90)
Subtotal	(136)	(59)	(90)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Property, plant and equipment	(49)	(1,390)	—
Intangible assets other than goodwill	(913)	(1,736)	—
Goodwill	(140)	(3,254)	—
Non-current assets and disowned groups held for sale	(607)	—	—
Subtotal	(1,709)	(6,380)	—
Other expenses, by nature
Legal expenses	(9,277)	(15,139)	(25,176)
VAT and other unrecoverable taxes	(613)	(1,187)	(1,295)
Fines paid	(145)	(965)	(1,112)
Investment plan expenses	(1,694)	(7,555)	(10,006)
Non-metallic exploration expenses	(5,537)	(5,864)	—
Donations	(5,026)	(4,502)	(5,527)
Reorganization of related businesses	—	6,000	(6,000)
Other operating expenses	(1,858)	(1,256)	(4,394)
Subtotal	(24,150)	(30,468)	(53,510)
Total	(25,995)	(36,907)	(53,600)
24.6	Other gains (losses)
	For the period from January to December of the year
Other income (expenses)	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Adjustment relating to previous year application of equity method to investments	(984)	(664)	500
Impairment of interests in joint ventures (1)	631	(8,802)	—
Sales of investments in associates	—	(759)	—
Sales of investments in joint ventures	—	14,507	—
Others	(30)	2,122	43
Total	(383)	6,404	543

24.7	Net impairment (losses)gains on reversal of financial assets
Net impairment (losses)of gains and on reversal of impairment financial assets losses	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
(Impairment loss)/ gain on reversal of financial assets	(1,057)	2,967	(8,038)
Totals	(1,057)	2,967	(8,038)

The following summary corresponds to Notes 24.1, 24.4 and 24.5

24.8	Summary of expenses by nature
	For the period from January to December of the year
Expenses by nature	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(271,912)	(260,869)	(227,617)
Classes of Employee Benefit Expenses	(238,748)	(267,451)	(223,919)
Depreciation and amortization expense
Depreciation expense	(188,293)	(212,700)	(232,455)
Depreciation of Right-of-use Assets (IFRS 16)	(7,951)	—	—
Property, plant and equipment	(49)	(1,390)	—
Goodwill	(140)	(3,254)	—
Non-current assets and disowned groups held for sale	(607)	—	—
Amortization expense	(6,020)	(8,127)	(7,498)
Legal expenses	(9,277)	(15,139)	(25,176)
Investment plan expenses	(20,061)	(19,415)	(19,480)
Non-metallic exploration expenses	(5,537)	(5,864)	(5,322)
Provision for site closure	(911)	(2,045)	(2,960)
Provision for materials, spare parts and supplies	(7,500)	1,721	1,746
Contractors	(127,970)	(126,653)	(123,415)
Leases	(50,660)	(41,801)	(40,430)
Mining concessions	(7,856)	(8,168)	(7,802)
Operation transport	(56,376)	(64,352)	(69,051)
Freight and product transport costs	(46,264)	(51,387)	(55,383)
Purchase of products from third parties	(189,583)	(182,695)	(184,226)
CORFO rights	(143,861)	(182,954)	(46,274)
Export costs	(97,103)	(107,418)	(86,831)
Expenses related to Variable Parts Leases (IFRS 16)	(1,096)	—	—
Insurance	(19,521)	(13,681)	(12,022)
Restructuring of joint ventures.	—	6,000	(6,000)
Consultant and advisor services	(13,862)	(12,848)	(14,348)
Variation in inventory	52,557	20,597	(76,009)
Variation in provision on product inventory	17,107	(8,997)	(14,989)
Other expenses, by nature	(85,284)	(71,774)	(70,133)
Total	(1,526,778)	(1,640,664)	(1,549,594)

24.9       Finance expenses

	For the period from January to December of the year
Financial costs	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,133)	(1,707)	(1,650)
Interest expense from bonds	(72,983)	(55,887)	(49,373)
Interest expense from loans	(2,682)	(3,093)	(2,002)
Capitalized interest expenses	7,841	5,021	4,382
Financial expenses related to rehabilitation provisions	(4,417)	(960)	—
Lease interest	(1,535)	—	—
Other finance costs	(1,030)	(1,181)	(1,481)
Total	(76,939)	(57,807)	(50,124)

Note 25    Reportable segments

25.1       Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

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
(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

(e)	Basis of accounting for transactions between reportable segments

Inter-segment sales are made under the same conditions as sales to third parties and are measured consistently as presented in the statement of income.

(f)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(g)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(h)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

25.2       Reportable segment disclosures:

Operating segments for the year ended December 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	—	1,943,655
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	—	1,943,655
Costs of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	(1,383,603)	(1,383,603)	—	(1,383,603)
Administrative expenses	—	—	—	—	—	—	—	—	(117,180)	(117,180)
Interest expense	—	—	—	—	—	—	—	—	(76,939)	(76,939)
Depreciation and amortization expense	(68,007)	(43,533)	(45,443)	(6,885)	(37,862)	(534)	(202,264)	(202,264)	—	(202,264)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	9,786	9,786
Income tax expense, continuing operations	—	—	—	—	—	—	—	—	(110,019)	(110,019)
Income (loss) before taxes	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(169,430)	390,622
Net profit	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(279,449)	280,603
Assets	—	—	—	—	—	—	—	—	4,684,151	4,684,151
Equity-accounted investees	—	—	—	—	—	—	—	—	109,435	109,435
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	124,569	124,569
Increase of non-current assets	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	2,549,679	2,549,679
Impairment loss recognized in profit or loss	—	—	—	—	—	—	—	—	(1,057)	(1,057)
Reversal of impairment losses recognized in profit or loss for the period	—	—	—	—	—	—	—	—	—	—
Cash flows from (used in) operating activities	—	—	—	—	—	—	—	—	426,971	426,971
Cash flows from (used in) investing activities	—	—	—	—	—	—	—	—	(485,471)	(485,471)
Cash flows from (used in) financing activities	—	—	—	—	—	—	—	—	105,896	105,896

Operating segments for the year ended December 31, 2018	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,751	324,972	734,801	108,267	267,474	48,538	2,265,803	2,265,803	—	2,265,803
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues	781,751	324,972	734,801	108,267	267,474	48,538	2,265,803	2,265,803	—	2,265,803
Costs of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(47,675)	(1,485,631)	(1,485,631)	—	(1,485,631)
Administrative expenses	—	—	—	—	—	—	—	—	(118,126)	(118,126)
Interest expense	—	—	—	—	—	—	—	—	(57,807)	(57,807)
Depreciation and amortization expense	(79,061)	(42,438)	(42,283)	(8,454)	(47,940)	(651)	(220,827)	(220,827)	—	(220,827)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	6,351	6,351
Income tax expense, continuing operations	—	—	—	—	—	—	—	—	(178,975)	(178,975)
Income (loss) before taxes	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(159,134)	621,038
Net income (loss)profit	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(338,109)	442,063
Assets	—	—	—	—	—	—	—	—	4,268,094	4,268,094
Equity-accounted investees	—	—	—	—	—	—	—	—	111,549	111,549
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	(15,028)	(15,028)
Increase of non-current assets	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	2,130,292	2,130,292
Impairment loss recognized in profit or loss	—	—	—	—	—	—	—	—	2,967	2,967
Reversal of impairment losses recognized in profit or loss for the period	—	—	—	—	—	—	—	—	—	—
Cash flows from (used in) operating activities	—	—	—	—	—	—	—	—	524,839	524,839
Cash flows from (used in) investing activities	—	—	—	—	—	—	—	—	(187,004)	(187,004)
Cash flows from (used in) financing activities	—	—	—	—	—	—	—	—	(387,313)	(387,313)

Operating segments for the year ended December 31, 2017	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31,2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	—	2,157,323
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	—	2,157,323
Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	—	(1,394,822)
Administrative expenses	—	—	—	—	—	—	—	—	(101,171)	(101,171)
Interest expense	—	—	—	—	—	—	—	—	(50,124)	(50,124)
Depreciation and amortization expense	(73,702)	(44,252)	(18,036)	(16,050)	(88,130)	(356)	(240,526)	(240,526)	—	(240,526)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	14,452	14,452
Income tax expense, continuing operations	—	—	—	—	—	—	—	—	(166,173)	(166,173)
Income (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(167,911)	594,590
Net income (loss)profit	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417
Assets	—	—	—	—	—	—	—	—	4,296,236	4,296,236
Equity-accounted investees	—	—	—	—	—	—	—	—	152,630	152,630
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	—	—
Increase of non-current assets	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	2,048,768	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	(14,316)	(31,899)
Reversal of impairment losses recognized in profit or loss for the period	—	—	—	—	—	—	—	—	—	—
Cash flows from (used in) operating activities	—	—	—	—	—	—	—	—	758,272	758,272
Cash flows from (used in) investing activities	—	—	—	—	—	—	—	—	(248,067)	(248,067)
Cash flows from (used in) financing activities	—	—	—	—	—	—	—	—	(411,920)	(411,920)

25.3       Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of December 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	—	1,943,655
Cost of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	—	(1,383,603)
Gross profit	150,112	140,552	199,464	31,285	35,952	2,687	—	560,052
Other income by function	—	—	—	—	—	—	18,218	18,218
Administrative expenses	—	—	—	—	—	—	(117,180)	(117,180)
Other expenses by function	—	—	—	—	—	—	(25,995)	(25,995)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	(1,057)	(1,057)
Other gains (losses)	—	—	—	—	—	—	(383)	(383)
Financial income	—	—	—	—	—	—	26,289	26,289
Financial costs	—	—	—	—	—	—	(76,939)	(76,939)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	9,786	9,786
Exchange differences	—	—	—	—	—	—	(2,169)	(2,169)
Profit (loss) before taxes	150,112	140,552	199,464	31,285	35,952	2,687	(169,430)	390,622
Income tax expense	—	—	—	—	—	—	(110,019)	(110,019)
Net profit (loss)	150,112	140,552	199,464	31,285	35,952	2,687	(279,449)	280,603

Items in the statement of comprehensive income as of December 31, 2018	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,751	324,972	734,801	108,267	267,474	48,538	—	2,265,803
Cost of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(47,675)	—	(1,485,631)
Gross profit	168,484	107,508	417,926	35,303	50,088	863	—	780,172
Other incomes by function	—	—	—	—	—	—	32,048	32,048
Administrative expenses	—	—	—	—	—	—	(118,126)	(118,126)
Other expenses by function	—	—	—	—	—	—	(36,907)	(36,907)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	2,967	2,967
Other gains (losses)	—	—	—	—	—	—	6,404	6,404
Financial income	—	—	—	—	—	—	22,533	22,533
Financial costs	—	—	—	—	—	—	(57,807)	(57,807)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	6,351	6,351
Exchange differences	—	—	—	—	—	—	(16,597)	(16,597)
Profit (loss) before taxes	168,484	107,508	417,926	35,303	50,088	863	(159,134)	621,038
Income tax expense	—	—	—	—	—	—	(178,975)	(178,975)
Net profit (loss)	168,484	107,508	417,926	35,303	50,088	863	(338,109)	442,063

Items in the statement of comprehensive income as of December 31, 2017	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	623,853	231,144	514,627	104,137	403,323	62,238	—	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	—	(1,328,285)
Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	—	611,037
Other incomes by function	—	—	—	—	—	—	15,202	15,202
Administrative expenses	—	—	—	—	—	—	(88,436)	(88,436)
Other expenses by function	—	—	—	—	—	—	(82,533)	(82,533)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	7,198	7,198
Other gains (losses)	—	—	—	—	—	—	679	679
Financial income	—	—	—	—	—	—	10,129	10,129
Financial costs	—	—	—	—	—	—	(57,498)	(57,498)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	13,047	13,047
Exchange differences	—	—	—	—	—	—	460	460
Net profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(181,752)	429,285
Income tax expense	—	—	—	—	—	—	(132,965)	(132,965)
Net profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(314,717)	296,320
25.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

25.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company’s Management.

Items as of December 31, 2019	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	211,857	161,928	393,764	451,272	724,834	1,943,655
Investment accounted for under the equity method	—	(5,175)	42,243	14,669	57,698	109,435
Intangible assets other than goodwill	106,910	420	1,397	2,683	76,948	188,358
Goodwill	23,205	—	11,521	—	—	34,726
Property, plant and equipment, net	1,559,080	513	6,241	8,333	32,903	1,607,070
Other non-current assets	20,321	28	4	(624)	—	19,729
Non-current assets	1,709,516	(4,214)	61,406	25,061	167,549	1,959,318

Items as of December 31, 2018	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	189,349	180,189	479,664	471,515	945,086	2,265,803
Investment accounted for under the equity method	(6,588)	—	61,256	16,115	40,766	111,549
Intangible assets other than goodwill	110,544	1,215	238	152	77,201	189,350
Goodwill	22,535	86	11,521	724	—	34,866
Property, plant and equipment, net	1,445,349	347	4,451	3,098	1,578	1,454,823
Other non-current assets	17,111	23	—	(892)	11,297	27,539
Non-current assets	1,588,951	1,671	77,466	19,197	130,842	1,818,127

25.6	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2019 and December 31, 2018:

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

Note 26    Borrowing costs

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

(a)	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Capitalization rate of costs for capitalized interest	4%	4%
Amount of interest capitalized in ThUS$	7,841	5,021

Note 27    Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Exchange rate differences recognized in income and other comprehensive income	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(2,169)	(16,597)	(1,299)
Reserves for translation differences
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	562	(1,394)	(5,450)
Conversion foreign exchange reserves attributable to the non-controlling entity.	226	174	4
Total	788	(1,220)	(5,446)

b)       Reserves for foreign currency exchange differences, Equity:

As of December 31, 2019, 2018 and 2017, foreign currency exchange differences are detailed as follows:

Detail	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(9)	(17)	(2)
Proinsa Ltda.	(10)	(11)	(7)
Comercial Agrorama Ltda.	33	(21)	(44)
Isapre Norte Grande Ltda.	(44)	(1)	(74)
Almacenes y Depósitos Ltda.	142	113	97
Sacal S.A.	(3)	(3)	—
Sociedad prestadora de servicios de Salud Cruz del Norte S.A.	(19)	(10)	—
Agrorama S.A.	231	132	(98)
Doktor Tarsa Tarim Sanayi AS	(13,811)	(13,811)	(14,447)
SQM Vitas Fzco.	(2,267)	(2,682)	(1,779)
Ajay Europe S.A.R.L	(1,449)	(1,270)
SQM Eastmed Turkey	(155)	(113)	(92)
Doctochem Tarim Sanayi LTD	7	—	—
Coromandel SQM India	(431)	(393)	(234)
SQM Italia SRL	(236)	(213)	(154)
SQM Oceanía Pty Ltd.	(634)	(634)	(634)
SQM Indonesia S.A.	(124)	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	(435)	(435)
SQM Vitas Holland	(197)	(170)	(101)
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe N.V.	(1,983)	(1,983)	(1,550)
SQM Australia Pty Ltd.	(4,035)	(4,222)	154
Pavoni & C. Spa	(185)	70	—
Terra Tarsa BV	116	(82)	—
Plantacote NV	(16)	(34)	—
Doktolab Tarim Arastirma San.	(54)	(29)	—
Kore Potash PLC (a)	(1,754)	(1,206)	—
SQM Colombia SAS	(166)	(94)	—
Minera Exar S.A.	—	—	(5,209)
Charlee SQM (Thailand) Co. Ltd.	—	—	(285)
Ajay Europe S.A.R.L.	—	—	(831)
Total	(25,745)	(26,307)	(24,913)

c)       Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency
-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.

Note 28    Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Cash and cash equivalents	USD	558,572	353,674
Cash and cash equivalents	ARS	3	2
Cash and cash equivalents	CLP	8,240	157,500
Cash and cash equivalents	CNY	2,484	2,305
Cash and cash equivalents	EUR	3,131	4,738
Cash and cash equivalents	GBP	3	—
Cash and cash equivalents	AUD	8,492	29,598
Cash and cash equivalents	INR	6	—
Cash and cash equivalents	MXN	2,103	1,242
Cash and cash equivalents	PEN	4	1
Cash and cash equivalents	AED	—	1
Cash and cash equivalents	JPY	1,559	1,786
Cash and cash equivalents	ZAR	3,929	5,219
Cash and cash equivalents	IDR	3	—
Cash and cash equivalents	PLN	1	—
Subtotal cash and cash equivalents		588,530	556,066
Other current financial assets	USD	127,889	291,790
Other current financial assets	CLF	36,896	—
Other current financial assets	CLP	340,705	20,931
Subtotal other current financial assets		505,490	312,721
Other current non-financial assets	USD	16,535	19,523
Other current non-financial assets	ARS	—	2
Other current non-financial assets	AUD	285	102
Other current non-financial assets	BRL	2	—
Other current non-financial assets	CLF	31	47
Other current non-financial assets	CLP	24,374	20,276
Other current non-financial assets	CNY	326	8
Other current non-financial assets	EUR	3,055	3,153
Other current non-financial assets	MXN	2,629	3,274
Other current non-financial assets	THB	22	19
Other current non-financial assets	JPY	174	21
Other current non-financial assets	ZAR	3,119	1,547
Subtotal other current non-financial assets		50,552	47,972
Trade and other receivables	USD	225,554	255,528
Trade and other receivables	PEN	6	—
Trade and other receivables	BRL	19	20
Trade and other receivables	CLF	504	453
Trade and other receivables	CLP	56,023	71,730
Trade and other receivables	CNY	3,340	11,361
Trade and other receivables	EUR	24,925	31,426
Trade and other receivables	GBP	148	—
Trade and other receivables	MXN	211	452
Trade and other receivables	AED	1,193	15,841
Trade and other receivables	THB	1,695	2,970
Trade and other receivables	JPY	66,266	76,267
Trade and other receivables	AUD	801	—
Trade and other receivables	ZAR	15,900	571
Trade and other receivables	COP	2,557	—
Subtotal trade and other receivables		399,142	466,619
Receivables from related parties	USD	60,135	42,685
Receivables from related parties	EUR	1,092	105
Subtotal receivables from related parties		61,227	42,790
Current inventories	USD	983,338	913,674
Subtotal Current inventories		983,338	913,674

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Current tax assets	USD	87,509	52,033
Current tax assets	ARS	1	2
Current tax assets	CLP	1,623	601
Current tax assets	EUR	61	3,500
Current tax assets	MXN	1,806	843
Current tax assets	PEN	—	131
Current tax assets	ZAR	139	—
Current tax assets	COP	294	—
Subtotal current tax assets		91,433	57,110
Non-current assets or groups of assets classified as held for sale	USD	2,454	1,430
Subtotal Non-current assets or groups of assets classified as held for sale		2,454	1,430
Total current assets		2,682,166	2,398,382
Non-current assets
Other non-current financial assets	USD	8,687	17,039
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	71	72
Subtotal Other non-current financial assets		8,778	17,131
Other non-current non-financial assets	USD	19,101	26,758
Other non-current non-financial assets	BRL	22	23
Other non-current non-financial assets	COP	6	—
Other non-current non-financial assets	EUR	4	—
Other non-current non-financial assets	CLP	596	758
Subtotal Other non-current non-financial assets		19,729	27,539
Other receivables, non-current	USD	522	139
Other receivables, non-current	CLF	165	329
Other receivables, non-current	MXN	43	—
Other receivables, non-current	CLP	980	1,807
Subtotal Other receivables, non-current		1,710	2,275
Investments classified using the equity method of accounting	USD	57,777	41,923
Investments classified using the equity method of accounting	TRY	26,624	21,892
Investments classified using the equity method of accounting	AED	9,111	31,023
Investments classified using the equity method of accounting	EUR	14,315	14,929
Investments classified using the equity method of accounting	INR	1,568	1,729
Investments classified using the equity method of accounting	THB	40	53
Subtotal Investments classified using the equity method of accounting		109,435	111,549
Intangible assets other than goodwill	USD	185,951	189,265
Intangible assets other than goodwill	MXN	1,137	—
Intangible assets other than goodwill	CLP	136	85
Intangible assets other than goodwill	EUR	1,134	—
Subtotal intangible assets other than goodwill		188,358	189,350
Purchases goodwill, gross	USD	34,438	34,866
Purchases goodwill, gross	CLP	140	—
Purchases goodwill, gross	EUR	148	—
Subtotal Purchases goodwill, gross		34,726	34,866
Property, plant and equipment	USD	1,593,324	1,451,436
Property, plant and equipment	CLP	3,294	3,387
Property, plant and equipment	EUR	4,756	—
Property, plant and equipment	MXN	5,588	—
Property, plant and equipment	COP	108	—
Subtotal property, plant and equipment		1,607,070	1,454,823
Current tax assets, non-current	USD	32,179	32,179
Subtotal Current tax assets, non-current		32,179	32,179
Total non-current assets		2.001.985	1,869,712
Total assets		4,684,151	4,268,094

		As of December 31, 2019			As of December 31, 2018
Current liabilities	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	20,582	258,388	278,970	12,471	4,464	16,935
Other current financial liabilities	CLF	19,518	323	19,841	342	6,256	6,598
Other current financial liabilities	BRL	11	—	11	52	—	52
Subtotal other current financial liabilities		40,111	258,711	298,822	12,865	10,720	23,585
Trade and other payables	USD	44,146	—	44,146	51,489	3	51,492
Trade and other payables	ARS	—	—	—	4,082	—	4,082
Trade and other payables	BRL	10	—	10	34	—	34
Trade and other payables	THB	53	—	53	65	—	65
Trade and other payables	CLP	73,703	17,108	90,811	69,789	—	69,789
Trade and other payables	EUR	58,538	5	58,543	36,439	—	36,439
Trade and other payables	GBP	17	—	17	—	—	—
Trade and other payables	INR	1	—	1	1	—	1
Trade and other payables	MXN	5,122	—	5,122	7	—	7
Trade and other payables	PEN	5	—	5	—	—	—
Trade and other payables	AUD	4,442	—	4,442	—	—	—
Trade and other payables	ZAR	2,260	—	2,260	1,842	—	1,842
Trade and other payables	AED	188	—	188	—	—	—
Trade and other payables	COP	192	—	192	—	—	—
Subtotal trade and other payables		188,677	17,113	205,790	163,748	3	163,751
Trade payables due to related parties, current	USD	475	—	475	—	9	9
Subtotal Trade payables due to related parties, current		475	—	475	—	9	9
Other current provisions	USD	109,650	820	110,470	74,020	31,150	105,170
Other current provisions	ARS	7	—	7	—	13	13
Other current provisions	BRL	—	—	—	707	—	707
Other current provisions	CLP	82	—	82	—	64	64
Other current provisions	EUR	6	—	6	243	—	243
Subtotal other current provisions		109,745	820	110,565	74,970	31,227	106,197
Current tax liabilities	USD	2,863	14,994	17,857	—	41,612	41,612
Current tax liabilities	CLP	—	17	17	—	31	31
Current tax liabilities	BRL	—	—	—	—	3	3
Current tax liabilities	CNY	—	—	—	—	8	8
Current tax liabilities	EUR	—	—	—	4,548	1,000	5,548
Current tax liabilities	ZAR	—	—	—	—	201	201
Current tax liabilities	MXN	—	—	—	—	9	9
Subtotal current tax liabilities		2,863	15,011	17,874	4,548	42,864	47,412

		As of December 31, 2019			As of December 31, 2018
Class of liability	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisions for employee benefits, current	USD	12,486	3,901	16,387	20,085	—	20,085
Subtotal Provisions for employee benefits, current		12.486	3,901	16,387	20,085	—	20,085
Other current non-financial liabilities	USD	117,136	154	117,290	176,506	2,489	178,995
Other current non-financial liabilities	THB	30	—	30	158	—	158
Other current non-financial liabilities	BRL	3	—	3	3	—	3
Other current non-financial liabilities	CLP	5,969	2,439	8,408	7,703	6,431	14,134
Other current non-financial liabilities	CNY	—	—	—	11	40	51
Other current non-financial liabilities	EUR	842	—	842	1,053	—	1,053
Other current non-financial liabilities	MXN	129	64	193	103	46	149
Other current non-financial liabilities	JPY	21	12	33	—	—	—
Other current non-financial liabilities	PEN	70	—	70	70	—	70
Other current non-financial liabilities	ZAR	10	—	10	11	—	11
Other current non-financial liabilities	COP	20	—	20	—	—	—
Subtotal other current non-financial liabilities		124,230	2,669	126,899	185,618	9,006	194,624
Total current liabilities		478,587	298,225	776,812	461,834	93,829	555,663

		As of December 31, 2019
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	89,896	42,336	313,749	13,749	647,258	1,106,988
Other non-current financial liabilities	CLF	—	—	—	—	411,938	411,938
Subtotal Other non-current financial liabilities		89,896	42,336	313,749	13,749	1,059,196	1,518,926
Other non-current provisions	USD	23,014	167	—	1,452	10,057	34,690
Subtotal Other non-current provisions		23,014	167	—	1,452	10,057	34,690
Deferred tax liabilities	USD	69,048	—	—	114,353	10	183,411
Subtotal Deferred tax liabilities		69,048	—	—	114,353	10	183,411
Provisions for employee benefits, non-current	USD	34,884	—	—	—	—	34,884
Provisions for employee benefits, non-current	CLP	519	—	—	—	—	519
Provisions for employee benefits, non-current	MXN	236	—	—	—	—	236
Provisions for employee benefits, non-current	JPY	201	—	—	—	—	201
Subtotal Provisions for employee benefits, non-current		35,840	—	—	—	—	35,840
Total non-current liabilities		217,798	42,503	313,749	129,554	1,069,263	1,772,867
Total liabilities							2,549,679

		As of December 31, 2018
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,869	80,903	297,994	—	247,798	876,564
Other non-current financial liabilities	CLF	—	—	—	—	453,818	453,818
Subtotal Other non-current financial liabilities		249,869	80,903	297,994	—	701,616	1,330,382
Other non-current provisions	USD	28,822	3.000	—	—	—	31,822
Subtotal Other non-current provisions		28,822	3.000	—	—	—	31,822
Deferred tax liabilities	USD	63,534	33.355	56,040	—	22,432	175,361
Subtotal Deferred tax liabilities		63,534	33,355	56,040	—	22,432	175,361
Provisions for employee benefits, non-current	USD	—	9,081	—	—	27,116	36,197
Provisions for employee benefits, non-current	CLP	—	—	—	—	521	521
Provisions for employee benefits, non-current	MXN	—	—	—	—	175	175
Provisions for employee benefits, non-current	YEN	—	—	—	—	171	171
Subtotal Provisions for employee benefits, non-current		—	9,081	—	—	27,983	37,064
Total non-current liabilities		342,225	126,339	354,034	—	752,031	1,574,629
Total liabilities							2,130,292

Note 29    Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2019 and December 31, 2018, are as follows:

29.1       Current and non-current tax assets

a)       Current tax assets

Current tax assets	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	47,283	21,172
Monthly provisional income tax payments, foreign companies	124	5,199
Corporate tax credits (1)	1,262	1,858
1st category tax absorbed by tax loss (2)	916	—
Taxes in recovery process	41,848	28,881
Total	91,433	57,110

b)	Non-current tax assets

Non-current tax assets	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.
(2)	This concept corresponds to the absorption of the tax losses determined by the company at the end of the year, which must be attributed to the dividends received during the year.

29.2       Current tax liabilities

Current tax liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
1st Category income tax	7,863	25,163
Foreign company income tax	9,944	21,097
Article 21 single tax	67	1,152
Total	17,874	47,412

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained. According to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.24% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax	Income tax
	2019	2018
Spain	25%	25%
Belgium	29.58%	29.58%
Mexico	30%	30%
United States	21% + 6%	21% + 6%
South Africa	28%	28%

29.3 Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has recognized legally the right to offset the amounts recognized in these entries; and
(b)	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:
(i)	the same entity or tax subject; or
(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.
b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and
c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

(a)	Income tax assets and liabilities as of December 31, 2019 are detailed as follows:
Description of deferred tax assets and liabilities as of December 31, 2019	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized losses	82,075	—
Property, plant and equipment and capitalized interest	—	(197,167)
Provision of restoration and rehabilitation	7,313	—
Manufacturing expenses	—	(106,420)
Staff severance indemnities, unemployment insurance	—	(6,000)
Vacation accrual	5,591	—
Inventory provision	23,885	—
Materials provision	7,982	—
Forward	—	—
Employee benefits	2,689	—
Research and development expenses	—	(3,533)
Bad debt provisions	3,542	—
Provision for legal complaints and expenses	2,546	—
Loan approval expenses	—	(3,856)
Financial instruments recorded at market value	—	(1,287)
specific tax on mining activity	—	(1,357)
Tax loss benefit	2,296	—
Other	—	(2,021)
Foreign items (other)	311	—
Balances to date	138,230	(321,641)
Net balance		(183,411)

(b)	Income tax assets and liabilities as of December 31, 2018 are detailed as follows
Description of deferred tax assets and liabilities as of December 31, 2018	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized losses	75,832	—
Property, plant and equipment and capitalized interest	—	(196,843)
Provision of restoration and rehabilitation	4,280	—
Manufacturing expenses	—	(103,760)
Staff severance indemnities, unemployment insurance	—	(5,679)
Vacation accrual	5,155	—
Inventory provision	28,155	—
Materials provision	6,239	—
Forward	2,169	—
Employee benefits	3,309	—
Research and development expenses	—	(2,216)
Bad debt provisions	4,188	—
Provision for legal complaints and expenses	4,013	—
Loan approval expenses	—	(2,337)
Financial instruments recorded at market value	—	(976)
specific tax on mining activity	—	(3,278)
Tax loss benefit	1,124	—
Other	5,005	—
Foreign items (other)	259	—
Balances at the reporting date	139,728	(315,089)
Net balance		(175,361)

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2019
Reconciliation of changes in deferred tax liabilities (assets) for the year ended December 31, 2019	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized losses	(75,832)	(6,243)	—	(6,243)	(82,075)
Property, plant and equipment and capitalized interest	196,843	324	—	324	197,167
Provision of restoration and rehabilitation	(4,280)	(3,033)	—	(3,033)	(7,313)
Manufacturing expenses	103,760	2,660	—	2,660	106,420
Staff severance indemnities, unemployment insurance	5,679	1,007	(686)	321	6,000
Vacation accrual	(5,155)	(436)	—	(436)	(5,591)
Inventory provision	(28,155)	4,270	—	4,270	(23,885)
Materials provision	(6,239)	(1,743)	—	(1,743)	(7,982)
Forward	(2,169)	(514)	2,683	2,169	—
Employee benefits	(3,309)	620	—	620	(2,689)
Research and development expenses	2,216	1,317	—	1,317	3,533
Bad debt provisions	(4,188)	646	—	646	(3,542)
Provision for legal complaints and expenses	(4,013)	1,467	—	1,467	(2,546)
Loan approval expenses	2,337	1,519	—	1,519	3,856
Financial instruments recorded at market value	976	—	311	311	1,287
specific tax on mining activity	3,278	(1,905)	(16)	(1,921)	1,357
Tax loss benefit	(1,124)	(1,172)	—	(1,172)	(2,296)
Other	(5,005)	7,026	—	7,026	2,021
Foreign items (other)	(259)	(52)	—	(52)	(311)
Total temporary differences, unused losses and unused tax credits	175,361	5,758	2,292	8,050	183,411

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018
Reconciliation of changes in deferred tax liabilities (assets) for the year ended December 31, 2018	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity		Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
Unrealized losses	(68,544)	(7,288)	—		(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	—		(14,531)	196,843
Provision of restoration and rehabilitation	(3,469)	(811)	—		(811)	(4,280)
Manufacturing expenses	102,748	1,012	—		1,012	103,760
Staff severance indemnities, unemployment insurance	6,792	(667)	(446)		(1,113)	5,679
Vacation accrual	(4,887)	(268)	—		(268)	(5,155)
Inventory provision	(25,172)	(2,983)	—		(2,983)	(28,155)
Materials provision	(7,107)	868	—		868	(6,239)
Forward	(624)	(1,545)	—		(1,545)	(2,169)
Employee benefits	(2,317)	(992)	—		(992)	(3,309)
Research and development expenses	3,501	(1,285)	—		(1,285)	2,216
Bad debt provisions	(4,253)	686	(621	)¹	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	—		1,230	(4,013)
Loan approval expenses	2,670	(333)	—		(333)	2,337
Financial instruments recorded at market value	2,474	—	(1,498)		(1,498)	976
specific tax on mining activity	4,084	(795)	(11)		(806)	3,278
Tax loss benefit	(1,437)	313	—		313	(1,124)
Other	(5,002)	(64)	61		(3)	(5,005)
Foreign items (other)	(305)	46	—		46	(259)
Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)		(29,922)	175,361

(1) This corresponds to the adjustment to the beginning balance of the impairment provision for receivables against other reserves.

(e) Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2019 and 2018, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Chile	2,296	1,124
Total	2,296	1,124

The tax losses as of December 31, 2019 that form the basis of these deferred taxes correspond mainly to SIT S.A., Exploraciones Mineras S.A., Comercial Agrorama Ltda. and Orcoma Estudio SpA.

(f)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2019 and December 31, 2018 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(175,361)	(205,283)
Increase (decrease) in deferred taxes in profit or loss	(5,758)	27,407
Increase (decrease) in deferred taxes in equity	(2,292)	2,515
Total	(183,411)	(175,361)

(g)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or
(ii)	a business combination

Current and deferred tax (expense) benefit are detailed as follows:

	Assets (liabilities)
Disclosures on income tax expense (benefit)	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Current income tax expense
Current tax expense	(116,483)	(207,959)	(182,567)
Adjustments to prior year current income tax	12,222	1,577	15,954
Current income tax expense, net, total	(104,261)	(206,382)	(166,613)
Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	2,551	26,434	440
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(8,309)	973	—
Deferred tax expense, net, total	(5,758)	27,407	440
Tax expense (benefit)	(110,019)	(178,975)	(166,173)

Tax (expense) benefit for foreign and domestic parties are detailed as follows:

	Assets (liabilities)
Income tax (expense) benefit	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	ThUS$	ThUS$	ThUS$
Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net (1)	(7,394)	(7,516)	(14,396)
Current income tax expense, domestic, net	(96,867)	(198,866)	(152,217)
Current income tax expense, net, total	(104,261)	(206,382)	(166,613)
Deferred tax expense by foreign and domestic parties, net
Current income tax benefit (expense), foreign parties, net	2,370	(1,885)	(154)
Current income tax expense, domestic, net	(8,128)	29,292	594
Deferred tax expense, net, total	(5,758)	27,407	440
Income tax expense	(110,019)	(178,975)	(166,173)

(1) As a result of a tax audit over the 2017 transfer prices of our subsidiary SQM Europe N.V., an additional provision was recognized amounting ThUS$ 1,068.

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and
(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and
(ii)	The Company has tax earnings, against which temporary differences can be used.

(i)	Disclosures on the tax effects of other comprehensive income components:
	For the year ended December 31, 2019
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,310)	702	(2,608)
Cash flow hedge	1,907	(2,683)	(776)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	1,152	(311)	841
Total	(251)	(2,292)	(2,543)

	For the year ended December 31, 2018
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,327)	396	(931)
Cash flow hedge	5,723	—	5,723
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,546)	1,498	(4,048)
Total	(1,150)	1,894	744

	For the year ended December 31, 2017
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,401)	282	(1,119)
Cash flow hedge	2,184	—	2,184
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	757	(268)	489

(j)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric reconciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (income). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Reconciliation between the tax (expense) benefit and the result of multiplying the accounting profit by the current rate in Chile:

	Expense (Benefits)
Income Tax Expense (Benefit)	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	390,622	621,038	594,590
Income tax rate in force in Chile	27%	27%	25,5%
Tax expense using the legal rate	(105,468)	(167,680)	(151,620)
Effect of royalty tax payments	(4,314)	(4,919)	(3,372)
Tax effect of revenue from regular activities exempt from taxation	2,376	1,446	2,886
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(2,128)	(2,327)	(4,764)
Tax effect of tax rates supported abroad	(252)	3,517	(8,061)
IRS provision surplus (*)	—	(3,724)	—
Other tax effects from reconciliation between accounting gains and tax expenses	(233)	(5,288)	(1,242)
Tax expense using the effective rate	(110,019)	(178,975)	(166,173)

(*) Internal revenue service

(k)	Tax periods potentially subject to verification:

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

(i)	Chile

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

(ii)	United States

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

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Note 30    Assets held for sale and detail of assets sold

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Land owned by Soquimich Comercial S.A.	2,454	1,430
Total assets held for sale	2,454	1,430

Note 31    Events occurred after the reporting date

31.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with IFRS for the period ended December 31, 2019, were approved and authorized for issuance by the Company´s Board of Directors on March 2, 2020.

31.2	Disclosures on events occurring after the reporting date

On January 22, 2020, the Company placed an unsecured bond in the international markets for US$ 400 million at an annual interest rate of 4.250% with maturity in 2050, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission.

The Company hopes to use net income from this placement for general corporate purposes, including financing its capital expense program and reduction of its pending debt, considering the ´payment of bonds for US$ 250 million with 5.50% interest and maturity on April 21, 2020. The bond has been sold to qualified institutional buyers in the United States and no security laws from other states or jurisdictions have been registered in accordance with SEC regulations.

On February 26, 2020, the Company reported that its Board of Directors had agreed to call an Ordinary Shareholders’ Meeting for 10:00 am on Thursday, April 23, 2020.

In January 2020 the World Health Organization deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health (Ministerio de Salud) declared a nationwide State of Emergency. As a precaution, our management has implemented several measures to help reduce the speed at which the coronavirus spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with evolving coronavirus situation. The full financial impact of COVID-19 cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. It is anticipated that sales volumes and average prices will depend on the duration of the coronavirus in different markets, the efficiency of the measures implemented to contain the spread of the coronavirus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery. The Company continues to monitor and assess the spread of the coronavirus and its impact on our operations, business, financial condition and results of operations.

On March 16, the Company reported on various points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the World Health Organization.

1. Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates for the first quarter, with the main impact so far being a reduction of approximately 2,000 metric tons of lithium sales volumes in China. For the rest of the year, the impact on our sales volumes and average prices will depend on the duration of the Virus in different markets, the efficiency of the measures implemented to contain the spread of the Virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus. We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2). As of today, we do not expect this impact to be significant.

2. Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the Virus spreads. The measures adopted by the Company are:

a.       The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.

b.       Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.

c.       Strengthening of personal hygiene protocols (use of alcohol gel, masks, etc.) and sanitation in plants, cafeterias and offices.

d.       Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations

3. Regarding the existence of committed insurance and its level of coverage, we inform that as of today, we have not identified any events which would trigger coverage from the insurance policies that the Company has contracted.

4. Finally, we hereby inform that we do not currently have any other information that management believes is relevant to provide.

31.3	Details of dividends declared after the reporting date

On March 25, 2020, the Company announced that in accordance with Article 9 and 10 of the Chilean Securities Market Act that the Company’s Board of Directors unanimously agreed to recommend a final dividend payment of 100% of the Company’s 2019 net income to the Company’s shareholders at the next Annual General Shareholders Meeting which is to be held on April 23, 2020. The final dividend will be calculated on a distributable net income of US$278,114,994, which corresponds to US$1.05668 per share. Nevertheless, the amount of US$0.80254 per share which corresponds to interim dividends that were already paid, must be deducted from the final dividend, leaving a balance due of US$0.25414 per share.

This balance due of the final dividend shall be paid in the equivalent in Chilean pesos according to the value of the “Observed Dollar” or “US Dollar” that appears published in the Official Gazette on April 23, 2020. The payment of this dividend shall be made in favor of the Company´s shareholders, in person or through their duty authorized representatives starting at 9:00 am on May 7, 2020, who are registered with the respective registry on the fifth business day before the day on which the payment shall be made